Form 20-F
period 2003-03-31
HARDIE JAMES INDUSTRIES NV
filed 2003-07-02
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission file number 1-15240

JAMES HARDIE INDUSTRIES N.V.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

4th Level, Atrium, unit 04-07
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common stock, represented by CHESS Units of Foreign Securities CHESS Units of Foreign Securities American Depositary Shares, each representing five units of CHESS Units of Foreign Securities	New York Stock Exchange* New York Stock Exchange* New York Stock Exchange

*	Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 457,514,598 shares of common stock at March 31, 2003

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes   [  ] No

     Indicate by check mark which financial statement item the registrant has elected to follow. [  ] Item 17   [X] Item 18

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Required

Item 2 Offer Statistics and Expected Timetable

Not Applicable

Item 3 Key Information

     In this annual report, unless the context otherwise indicates, James Hardie Industries N.V., a “naamloze vennootschap,” or a Dutch public limited liability company incorporated under the laws of The Netherlands, is referred to as “JHI NV.” James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI NV and its subsidiaries,” the “Company” or “company,” “James Hardie” or the “James Hardie Group.”

     The term “fiscal year” refers to our fiscal year ended March 31 of such year, the term “dollars” or “$” refers to U.S. dollars, the term “A$” refers to Australian dollars, the term “NZ$” refers to New Zealand dollars, the term “PHP” refers to Philippine pesos and the term “CLP” refers to Chilean pesos. The term “msf” refers to thousands of square feet and the term “mmsf” refers to millions of square feet.

     As a company incorporated under the laws of The Netherlands, JHI NV has listed its securities for trading on the Australia Stock Exchange (“ASX”) through the use of the Clearing House Electronic Subregister System (“CHESS”) Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI NV, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”

     The Company has also listed its securities for trading on the New York Stock Exchange (“NYSE”). The Company sponsors a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share (“ADS”), which is issued by the Bank of New York. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”) under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADRs, we are referring to ADRs or ADSs depending on the context and when we refer to our “common stock” we are referring to the shares of our common stock that are represented by CUFS.

     In April 2002, we completed the sale of our Gypsum operations. We had entered into an agreement to sell our Gypsum operations in March 2002, and accordingly, beginning with the quarter ended March 31, 2002, the results of our Gypsum operations have been reported as discontinued operations and our consolidated financial statements and operating results contained in this annual report reflect our Gypsum operations as discontinued operations. All comparative periods presented have been restated accordingly.

Selected Financial Data

     We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets and consolidated statements of changes in shareholders’ equity as of March 31, 2003 and March 31, 2002, and our consolidated statements of income and cash flows for the years ended March 31, 2003, 2002 and 2001, together with the related notes. For periods prior to October 19, 2001, the effective date of our corporate restructuring (see Item 4 “Information on the Company – History and Development of the Company – Corporate Restructuring”), the consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries Limited (“JHIL”) and its wholly owned subsidiaries. For periods after October 19, 2001, our consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries.

     The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

     The selected consolidated financial information set forth below has been derived in part from JHI NV’s financial statements. You should read the selected financial information in conjunction with JHI NV’s financial statements and related notes contained in Item 18 and under the section entitled “Operating and Financial Review and Prospects” contained in Item 5. Such historic financial data is not necessarily indicative of our future results and you should not unduly rely upon it.

	Fiscal Years Ended March 31,

	2003	2002	2001	2000	1999

	(In millions, except volume, unit and per share data)
Consolidated Statements of Income Data:
Net Sales
USA Fiber Cement	$599.7	$444.8	$373.0	$310.5	$245.6
Asia Pacific Fiber Cement (1)	194.4	156.9	166.6	203.3	181.4
Other (2)	9.6	5.2	1.3	2.0	2.2

Total net sales	$803.7	$606.9	$540.9	$515.8	$429.2

Operating profit (3)	$131.6	$48.3	$41.3	$60.5	$18.0
Interest expense	(23.8)	(18.4)	(21.4)	(25.9)	(30.0)
Interest income	3.9	2.4	8.2	5.4	14.5
Other income (expense), net (4)	0.7	(0.4)	1.6	(1.6)	5.4

Income from continuing operations before income taxes	112.4	31.9	29.7	38.4	7.9
Income tax (expense) benefit	(27.0)	(3.6)	0.3	(13.5)	(3.1)

Income from continuing operations	$85.4	$28.3	$30.0	$24.9	$4.8

Net income	$170.5	$30.8	$38.6	$118.1	$38.0

Income from continuing operations per common share – basic	$0.19	$0.06	$0.07	$0.06	$0.01
Net income per common share – basic	0.37	0.07	0.09	0.29	0.09
Income from continuing operations per common share – diluted	0.19	0.06	0.07	0.06	0.01
Net income per common share – diluted	0.37	0.07	0.09	0.29	0.09
Dividends paid per share	0.08	0.05	0.10	0.10	0.09
Return of capital per share	$0.20	$0.05	$—	$—	$—
Weighted average number of common shares
outstanding — Basic	456.7	438.4	409.6	407.0	407.0
Diluted	459.4	440.4	409.6	407.0	407.0
Consolidated Cash Flow Information:
Cash flows provided by operating activities	$64.8	$76.6	$94.6	$146.3	$39.4
Cash flows provided by (used in) investing activities	237.9	(77.2)	(162.9)	5.8	(141.9)
Cash flows (used in) provided by financing activities	$(279.4)	$(40.8)	$1.3	$(49.0)	$(177.2)
Other Data:
Depreciation and amortization (5)	$27.6	$23.7	$20.8	$21.3	$16.6
Adjusted EBITDA (6)	159.2	72.0	69.6	81.8	34.6
Capital expenditures (7)	$90.2	$50.8	$115.6	$45.4	$63.3
Volume (million square feet) (8)
USA Fiber Cement	1,273.6	988.5	852.3	724.9	586.2
Asia Pacific Fiber Cement (1)	368.3	320.7	318.9	333.8	314.0

	Fiscal Years Ended March 31,

	2003		2002		2001		2000		1999

	(In millions, except volume, unit and per share data)
Average sales price per unit (in local currency, per thousand square feet)
USA Fiber Cement		$471		$450		$438		$428		$419
Asia Pacific Fiber Cement (1)	A$	843	A$	861	A$	857	A$	879	A$	836
Consolidated Balance Sheet Data:
Net current assets		$135.2		$115.1		$84.9		$180.3		$95.1
Total assets		827.6		967.8		969.0		1,018.6		951.2
Long-term debt		165.0		325.0		357.3		346.5		366.4
Shareholders’ equity		$434.7		$370.7		$281.1		$244.7		$161.8

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia.

(2)	Includes fiber cement manufactured in Chile, sales of fiber reinforced concrete pipes in the United States and general corporate income, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

(3)	Constitutes operating profit before income (loss) from discontinued operations and gains (loss) on the disposal of discontinued operations. In fiscal year 2003, we adopted the fair value provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” In addition, in accordance with SFAS No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure,” an amendment of SFAS No. 123, we elected to recognize stock compensation using the retroactive restatement method. As a result, prior year amounts have been restated accordingly.

Amount also includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2003, $1.0 million income related to the settlement of our terminated derivative contract, (ii) for fiscal year 2002, $12.6 million expense related to the roofing Class Action Settlement Agreement in the United States, $7.4 million expense associated with the corporate reorganization and $8.1 million expense related to the decrease in fair value of derivative contracts, (iii) for fiscal year 2001, asset write downs, lease termination charges and employee termination costs of $15.5 million primarily associated with the restructuring of our fiber cement business in Australia and the creation of the new Asia Pacific regional structure, (iv) for fiscal year 2000, $4.1 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia and (v) for fiscal year 1999, $3.5 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia, $8.3 million of employee termination costs and surplus lease space reserves associated with the restructuring of the corporate office in Australia and $14.8 million associated with the corporate reorganization.

(4)	Consists primarily of investment income of $0.7 million in fiscal year 2003, investment expenses of $0.4 million in fiscal year 2002, investment income of $1.6 million in fiscal year 2001, investment expenses of $1.6 million in fiscal year 2000, and dividend and investment income of $7.9 million offset by write-down of investments of $2.5 million in fiscal year 1999.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	Represents income from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, net, depreciation and amortization charges, and certain other property, goodwill and equipment impairment charges as follows:

	Fiscal Years Ended March 31,

	2003	2002	2001	2000	1999

(“Adjusted EBITDA”)			(In millions)
Income from continuing operations	$85.4	$28.3	$30.0	$24.9	$4.8
Income tax expense (benefit)	27.0	3.6	(0.3)	13.5	3.1
Interest expense	23.8	18.4	21.4	25.9	30.0
Interest income	(3.9)	(2.4)	(8.2)	(5.4)	(14.5)
Other (income) expense, net	(0.7)	0.4	(1.6)	1.6	(5.4)
Depreciation and amortization	27.6	23.7	20.8	21.3	16.6
Impairment of property, plant and equipment	—	—	7.5	—	—

Adjusted EBITDA	$159.2	$72.0	$69.6	$81.8	$34.6

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by U.S. GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items. See our consolidated financial statements and “Operating and Financial Review and Prospects” for further information to assist in identifying and evaluating trends in Adjusted EBITDA.

(7)	Information for capital expenditures includes both cash and credit purchases, and is for continuing businesses only.

(8)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

Risk Factors

Substantial and increasing competition in the building products industry could adversely affect our business.

     Competition in the building products industry is based largely on price and, to a lesser extent, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products from other manufacturers. Some of our competitors may have greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

     Some of our competitors have lowered prices of their products to compete for sales. In addition, we expect our competitors to continue to expand their manufacturing capacities, to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Increased competition by existing or future competitors could adversely impact fiber cement prices, as well as require us to increase our investment in product development, productivity improvements and customer service and support to compete in our markets.

     Fiber cement prices in the United States, Australia and New Zealand have fluctuated for a number of years due to the entry into the market of new producers and competition from alternative products, among other reasons, and these prices could continue to fluctuate in the future. Because of the maturity of the Australian and New Zealand markets, we believe that prices in those markets may decline and that sales volumes may not increase significantly or may decline in the future. Historically, increased sales volumes of our U.S. fiber cement products, the addition of proprietary products to our product mix and improved operating efficiencies have more than offset the decrease in pricing for such products in the United States. However, there may be future price decreases and we may not be able to offset such decreases with increased volume, new products or improved operating efficiencies. For instance, unanticipated technical problems could impair our efforts to commission new equipment aimed at improving operating efficiencies. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent on the residential and commercial construction markets.

     Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could negatively affect operating results. Because of these and other factors, our operating results may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.

We may acquire or divest businesses from time to time, and this may adversely affect our operating results and financial condition as well as significantly change the nature of the company in which you have invested.

     In the past we have divested business segments and, from time to time in the future, we may acquire other businesses or sell some or all of our assets or business segments. Any such significant acquisition or sale may adversely affect our operating results and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the company when you made your initial investment in us.

If our research and development efforts fail to generate new, innovative products, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.

     We have invested significantly in research and development because we believe that such efforts are key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.

Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.

     In the U.S., a large proportion of our fiber cement products is sold in three regions: the Southeast, the Southcentral and the Pacific Northwest. Demand for building products in these regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September. We commenced production of fiber cement products in Chile in early 2001, where markets also experience decreased seasonal construction activity from May through September.

We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business and a significant reduction or cessation of shipments from an important supplier could adversely affect our business if we are unable to secure alternative supplies within a short time on reasonable terms.

     Our fiber cement business periodically experiences fluctuations in supply and costs of raw materials. Cellulose fiber, silica, cement and water are the principal raw materials utilized in the production of fiber cement. Cellulose fiber has been subject to significant price fluctuations. Although we have not experienced any shortages of raw materials that have materially affected our operations in the past, price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our business, results of operations and financial condition.

Demand for our products is subject to changes in consumer preference.

     The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fiber cement products would have a material adverse effect on our growth strategy as well as our business, results of operations and financial condition.

We rely on only a few distributors to distribute our fiber cement products and the loss of any distributor could adversely affect our business.

     Our top three U.S. distributors accounted for approximately 70% of our total U.S. fiber cement sales in fiscal year 2003. Our top two distributors in Australia and our top four distributors in New Zealand accounted for approximately 27% and 78% of our total sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2003. Our top distributor in the Philippines accounted for approximately 14% of our total sales of fiber cement in the Philippines in fiscal year 2003. We generally do not have long-term contracts with our large distributors. Accordingly, if we were to lose one or more of these distributors because our competitors were able to offer distributors more favorable pricing terms or otherwise, we may not be able to replace such distributors on reasonable terms and in a timely manner. The loss of one or more distributors could have a material adverse effect on our business, results of operations and financial condition.

If one or more of our fiber cement products fail to perform as expected or contain a design defect, this failure or defect and any resulting negative publicity could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.

     Because our fiber cement products have been used only since the early 1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects and any resulting negative publicity could result in lower sales of these products and may subject us to claims from purchasers or users of these products, either of which could have a material adverse effect on our business, results of operations and financial condition.

Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business, results of operations and financial condition.

     We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Although we maintain reserves for warranty-related claims and legal proceedings that we believe to be adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves.

If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business, results of operations and financial condition.

     The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damages to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from our products. Although we believe this coverage to be adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on our senior management.

     Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

We rely on a continuous power supply and availability of utilities to conduct our operations, and any shortages and interruptions could disrupt our operations and increase our expenses.

     In the manufacture of our products we rely on a continuous and uninterrupted supply of electric power, water and natural gas as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments could significantly disrupt our operations and increase our expenses. We currently do not have backup generators to maintain power and do not have alternate sources of power in the event of a blackout. In addition, our current insurance does not provide coverage for any damages that we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in the future to comply with applicable environmental and health and safety laws and regulations, and if we fail to comply with these laws and regulations, or these laws or regulations change, we may be subject to significant damages or penalties.

     We are subject to U.S. federal, state and local and foreign environmental and health and safety laws and regulations governing, among other matters, our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites and may also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. We will continue to be liable for any environmental problems that occurred while we owned or operated any of the three gypsum facilities that we sold in April 2002. See “Information on the Company – Capital Expenditures and Divestitures – Divestitures.”

     Many James Hardie products contain chrystalline silica, which can be released in a respirable form by inappropriate cutting practices and inhaled if proper protective equipment is not used. Repeated and prolonged overexposures to dust containing crystalline silica have been reported to cause silicosis (scarring of the lung), lung cancer and other adverse human health effects. James Hardie companies may face future costs of engineering and compliance to meet new standards relating to chrystalline silica if standards are made more stringent. In addition, there is a risk that claims for silica related disease could arise. At this time, James Hardie entities have no silica related claims, prosecutions or litigation.

     The costs of complying with environmental and health and safety laws relating to our operations, or the liabilities arising from past or future releases of, or exposure to, hazardous substances or from product liability matters may result in us making future expenditures that could have a material adverse effect on our business, results of operations or financial condition. In addition, we cannot make any assurances that the laws currently in place will not change. Also, if applicable laws or judicial interpretations related to successor liability or piercing the corporate veil were to change, it could have a material adverse effect on our business, results of operations and financial condition. See “Information on the Company — Legal Proceedings” in Item 4.

Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, the imposition of additional taxes or other costs or a decrease in revenues.

     Because we manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;

•	changing laws and policies affecting trade, investment and taxation;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

     Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, the imposition of additional taxes or other costs or a decrease in revenues. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our business, results of operations and financial condition.

Our reliance on intellectual property and other proprietary information subjects us to the risk that competitors could copy these key ingredients of our business.

     Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. Despite safeguards, to the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain necessary legal protection. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential. We rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could harm our operating results and competitive position.

Because we have significant operations outside of the United States and report our earnings in U.S. dollars, unfavorable fluctuations in currency values and exchange rates could have a significant negative impact on our earnings.

     Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 25% and 26% of our net sales in fiscal years 2003 and 2002, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos and Chilean pesos) could significantly affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by (1) entering, where possible, into contracts providing for payment in U.S. dollars instead of the local currency and (2) having non-U.S. operations borrow in local currencies, with the exception of the Philippines and Chile. Although we did not have any existing interest rate swaps or forward exchange contracts as of March 31, 2003, we may enter into such financial instruments from time to time to manage our market risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our business, results of operations and financial condition.

Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may be beneficial to you.

     Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Broadly, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADRs) in such shares, a party’s relevant interest in our common stock or voting rights in us increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that might otherwise be in your best interest. See “Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock” under Item 10.

Because we are incorporated under Dutch laws, you may not be able to effectively seek legal recourse against us or our management in the United States and may have further difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.

     We are incorporated under the laws of The Netherlands. In addition, certain of our directors and executive officers and certain experts named herein are residents of jurisdictions outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts any judgments obtained against such persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts located in jurisdictions outside the United States, rights predicated upon the U.S. securities laws.

     The rights of shareholders and the responsibilities of directors under the laws of The Netherlands may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.

The issuance of additional shares or the grant of additional options could dilute the value of your shares and adversely affect the price of our common stock.

     Because the authority to issue shares (and to grant rights to subscribe for shares, such as options) up to the amount of our authorized share capital has been delegated to our Supervisory Board, the issuance of such shares or rights could dilute the value of your shares and adversely affect the price of our common stock.

     In addition, if our Supervisory Board or our shareholders authorize the issuance of a large number of our equity securities, and such securities are sold in the open market, the trading price of our equity securities could decrease. We may pursue acquisitions of businesses and may issue equity securities in connection with these acquisitions, although we do not currently have specific acquisitions planned. We cannot predict the effect, if any, the future sales or issuances of our equity securities or the availability of such securities for future sale will have on our securities market price from time to time.

If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business, financial condition and results of operations may be adversely affected.

     Approximately 59% of our employees in Australia and 38% of our employees in New Zealand are currently represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and New Zealand. Our Australian and New Zealand agreements expire at various times beginning mid-2003. We cannot assure you that the agreements will be renewed on reasonable terms, or at all. We have, in the past three years, experienced occasional strikes and work interruptions lasting up to one day in Australia. In the event we experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to potential liability because our former subsidiaries formerly manufactured products containing asbestos.

     A New Zealand subsidiary of JHI NV manufactured products containing asbestos in New Zealand prior to 1987. Statutory provisions in New Zealand bar claims for compensatory damages arising from work related asbestos exposure. In addition, prior to 1987, two former subsidiaries of ABN 60 Pty Ltd, “ABN 60” (formerly JHIL), Amaca Pty Limited and Amaba Pty Limited, that are now owned and controlled by the Medical Research and Compensation Foundation (the “Foundation”), manufactured products containing asbestos in Australia. In addition, prior to 1937, JHIL, now owned by the ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”), manufactured products containing asbestos in Australia. We cannot predict with any certainty any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If, however, a court of competent jurisdiction relying on applicable law were to find JHI NV or our New Zealand subsidiary liable for damages connected with existing or former subsidiaries or their manufacture of asbestos-containing products, we may incur liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. In addition, absent a finding of liability, the Company or its subsidiaries may be subject to claims or allegations involving present or future asbestos related liability, or relating to the establishment or adequacy of funding of the Foundation either at its inception or in the future or relating to the corporate restructuring mentioned below or associated intercompany transactions. While the Company does not believe that any such claims or allegations do or could have merit, we cannot guarantee that there would not be an adverse impact on the Company’s stock price in response to associated publicity concerning such claims or the potential consequences of such claims. See Item 4 “Information on the Company — Legal Proceedings.”

     Under the U.S.-Netherlands income tax treaty and Netherlands law, we derive substantial tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in either the treaty or laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, reduce our profits.

     We believe the U.S.-Netherlands Income Tax Treaty (the “U.S.-NL Treaty”) applies to us and our Dutch and U.S. subsidiaries and that, accordingly, we are eligible for its benefits. Under the U.S.-NL Treaty, a reduced 5% withholding tax applies to dividends, and no withholding tax applies to interest, that our U.S. subsidiaries pay to JHI NV or our Dutch finance subsidiary. The U.S.-NL Treaty has various conditions of eligibility for reduced tax withholding rates (and other treaty benefits), all of which we expect to satisfy. If, however, the U.S.-NL Treaty were not to apply, such dividend and interest payments would be subject to a 30% U.S. withholding tax.

     We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. Under the Netherlands International Group Finance Company rules, we have obtained a ruling from the Dutch revenue authority that allows the subsidiary to set aside a portion of taxable profits from its finance activities in a Financial Risk Reserve (“FRR”). The amounts set aside in the FRR are free of current Dutch income tax. Consequently, if the risks (including currency, bad debt and foreign branch losses) for which the FRR was established do not arise, the finance subsidiary will generally incur a 15% effective tax rate on its qualifying finance income, a rate that the subsidiary can reduce to as low as 7%, depending upon the extent to which amounts from the FRR pay for capital expenditures of our operating companies. Issued in December 2000, the ruling became effective July 1, 2001, and applies for 10 years (although it will end earlier, on December 31, 2010, because of developments described below), so long as we satisfy the requirements of the International Group Finance Company provisions under Netherlands law.

     Under the European Union Code of Conduct on Direct Business Taxation, member states of the European Union have agreed to eliminate harmful tax competition within the European Union. Accordingly, the EU Council of Economic and Finance Ministers, a working group of EU member countries, reviewed the tax regimes of all its member countries and identified certain tax concessions the Council considered as harmfully competitive and therefore in violation of the Code of Conduct. Among the identified tax concessions is the Netherlands International Group Finance Company regime. In December 2002, the Netherlands agreed to end its International Group Finance Company regime for new entrants.

     In a separate but related development, the European Commission, the executive arm of the European Union, similarly has reviewed the tax regimes of its member countries to identify tax concessions that the Commission considers a form of “prohibited state aid” and therefore contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including the Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010. Some uncertainty exists whether, during this extended period of the International Group Finance Company regime, qualifying companies can: (1) continue to set aside profits in their FRR and (2) defer any taxable recovery of profits from their FRR until the expiration date. Until December 31, 2010, we intend to maintain and continue to add to the FRR of our Dutch finance subsidiary all allowable profits the subsidiary earns, and to fund capital expenditures of our operating companies with amounts from the FRR.

     Despite the express permission allowing our Dutch finance company to derive benefits from operating under the Netherlands International Group Finance Company rules until December 31, 2010, we can not guarantee that either the EU again, or another relevant authority or legislative body, would attempt to repeal that law earlier, or that a court of competent jurisdiction would not invalidate it, possibly with retrospective effect.

Our effective income tax rate could increase and adversely affect our operating results.

     We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate, including changes in or interpretations of tax laws in any given jurisdiction; our ability to use net operating losses and tax credit carry forwards and other tax attributes; changes in geographical allocation of income and expense; and our judgment about the realizability of deferred tax assets.

     In addition, because we derive a majority of our income in the U.S., certain proposed changes in U.S. tax laws, if enacted, could increase our effective tax rate. In particular, recent legislative and regulatory proposals would reduce or eliminate certain of our tax advantages as a foreign-based company with U.S. operations. Specifically, such proposals recommend measures that include (1) amending the earnings stripping rules (to restrict further the ability to reduce U.S. taxable income through interest payments to related foreign parties); (2) preventing the shifting of income through related-party transactions with more stringent enforcement of the arm’s length standards, including pre-approval of certain related party, cross-border transactions; (3) amending the rules governing cross-border reorganizations; and (4) denying treaty benefits for certain deductible payments to a foreign entity. If any of these proposals were enacted, our U.S. income tax liability could increase and thus reduce our earnings. We cannot predict whether one or more of such proposals will be enacted and the extent to which any enacted proposal would apply to us.

If we are classified as a “controlled foreign corporation,” a “passive foreign investment company” or a “foreign personal holding company,” shareholders could be subject to increased tax liability as a consequence of their investment in our securities.

     Our U.S. citizen and resident shareholders could incur adverse U.S. federal income tax consequences if we are classified as a “controlled foreign corporation,” a “passive foreign investment company” or a “foreign personal holding company” for U.S. federal income tax purposes. For information regarding these consequences, see Item 10 – “Additional Information – Taxation – United States Taxation.” In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect.

Forward-Looking Statements

     This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Item 4 Information on the Company

History and Development of the Company

     Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (“B.V.”), or private limited liability company, to a “naamloze vennootschap” (“N.V.”), or public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is 4th Level Atrium, unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is 31 20 301 2984. Our agent in the United States is Peter Shafron, Esq., who is our Senior Vice President – Finance and Legal and Company Secretary. His office is located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691.

Corporate Restructuring

     On July 2, 1998, ABN 60 Pty Ltd (“ABN 60”, formerly known as JHIL), which was then a public company organized under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”).

     James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On October 16, 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of November 1, 1998, JHIL and its subsidiaries contributed certain business assets to JHIL’s subsidiary, JHNV and JHNV’s subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

     On July 24, 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). On October 19, 2001, we completed our 2001 Reorganization. In connection with the 2001 Reorganization, JHI NV issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL and became the ultimate holding company for JHIL and JHNV.

     JHNV continues to hold our operations. Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization.

     During fiscal year 2003, ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd. On March 31, 2003, we transferred control of ABN 60 to a newly established company named the ABN 60 Foundation. See “Information on the Company – Capital Expenditures and Divestitures – Divestitures.”

Recent Developments

Sale of Las Vegas Gypsum Mine

     On March 21, 2003 we completed the sale of our gypsum mine in Las Vegas and realized a $49.2 million pre-tax gain on the sale, which represents the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities to the buyer. The sale resulted in an income tax expense of $19.2 million. See “– Capital Expenditures and Divestitures – Divestitures.”

Sale of Gypsum

     On March 12, 2002, we signed an agreement to sell our Gypsum business, including all of our Gypsum manufacturing facilities, to BPB U.S. Holdings, Inc. for $345.0 million in cash. We completed the transaction on April 25, 2002 and realized an $81.4 million pre-tax gain on the sale with $26.1 million in income tax expense. Our consolidated financial statements and operating results contained in this annual report reflect our Gypsum business as discontinued operations. See “– Capital Expenditures and Divestitures – Divestitures.”

     Our Gypsum business, which was based in the United States, produced a wide range of gypsum wallboard products used as interior wall linings in residential, commercial and specialized (moisture and fire resistant) applications. The majority of these products were sold under the HardirockTM, HardikoteTM and HardiwallTM brand names. In addition, we made a wide range of gypsum plaster products for construction and industrial applications together with specialty ground gypsum for agricultural markets. Our products were also used in dental and pharmaceutical applications.

General Overview of Our Business

     We are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. We are the second largest manufacturer of flat sheet fiber cement products and systems for internal and external building construction applications in Chile. Fiber cement is currently one of the fastest growing segments of the U.S. siding industry. Based on our knowledge, experience, and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement were approximately 1.4 billion square feet during fiscal year 2003, an increase of approximately 17% from fiscal year 2002. We market our fiber cement products and systems under various Hardi™ brand names and other brand names such as Cemplank, Sentry and Artisan. We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems using solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.

     The sale of fiber cement products in the United States accounted for 75%, 73% and 69% of our total net sales from continuing operations in fiscal years 2003, 2002 and 2001, respectively.

     Our fiber cement products are used in various markets including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding, roofing, internal linings, facades, fencing, pipes and floor and tile underlayments. In contrast to some other building materials, fiber cement provides durability attributes such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. During fiscal year 2003, management believes, based on its analysis of competitors’ sales, that we sold approximately 92% of all fiber cement products sold in the United States, 64% of all fiber cement products sold in Australia and 87% of all fiber cement products sold in New Zealand. We estimate that we had approximately 12% of the U.S. external siding market in fiscal year 2003.

     The breakdown of our revenue by product category and geographic area for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,

	2003	2002	2001

	(In millions)
Continuing Operations
Fiber Cement
United States	$599.7	$444.8	$373.0
Asia Pacific	194.4	156.9	166.6
Other	9.6	4.2	—
General Corporate	—	1.0	1.3

Total Continuing Operations	$803.7	$606.9	$540.9

Discontinued Operations
Gypsum (United States)	$18.7	$247.6	$279.0
Windows (Australia)	—	—	24.2

Total Discontinued Operations	$18.7	$247.6	$303.2

Total (Continuing and Discontinued Operations)	$822.4	$854.5	$844.1

Industry Overview

U.S. Housing Industry and Fiber Cement

     In the United States, fiber cement is principally used in the residential building industry, which fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts increased from approximately 1.64 million in 1999 to a seasonally adjusted annual rate of approximately 1.73 million in May 2003 and residential remodeling expenditures increased from approximately $100.5 billion in 1999 to a seasonally adjusted annual rate of approximately $175.7 billion as of the fourth quarter of calendar year 2002.

     Fiber cement is one of the fastest growing segments of the siding industry. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement were approximately 1.4 billion square feet during fiscal year 2003, up approximately 17% from fiscal year 2002. The future growth of fiber cement products will not only depend on overall demand for building products but also the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco.

     In the United States, the largest application for fiber cement products is in the external siding industry. Continued strength in residential construction combined with gains in the repair and remodel market have resulted in strong demand for external siding products. Based on our knowledge, experience and third-party data regarding our industry, we estimate that the external siding market (including siding, fascia, trim and soffit) was approximately 10.2 billion square feet in fiscal year 2003. Siding is a component of every building and it usually occupies more square footage than other building components, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are solid wood, engineered wood, fiber cement, vinyl, masonry and stucco. Vinyl has the largest share of the siding market. In recent years, fiber cement has been gaining market share at the expense of wood and engineered wood products due to durability concerns and higher maintenance requirements.

     In the U.S. civil construction market, large diameter pipes are used for major public infrastructure projects such as storm water, sewerage, water distribution and other non-pressurized drainage applications. According to the 2002 Freedonia Report on Large Diameter Pipes, the U.S. market for large diameter pipe is estimated at 177 million linear feet annually. Of this, approximately 45% is used for storm water and sewer applications and approximately 20% is used in drainage and irrigation applications. The market is expected to grow approximately 2.4% annually. In March 2001, we commenced production at our newly constructed fiber reinforced concrete pipe plant in Plant City, Florida.

International Fiber Cement Industry

     In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products, with the level of activity in this industry a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products in Australia is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics, new housing starts in Australia grew from approximately 149,900 in fiscal year 1999 to a forecasted amount of approximately 172,900 in fiscal year 2003. Renovation activity, as measured in local currency expenditures by the Australian Bureau of Statistics, has increased steadily each year from calendar year ended December 1999 to calendar year ended December 2002 for a total increase over this period of approximately 44%.

     Fiber cement products have gained broader acceptance across a range of product applications in Australia and New Zealand than in the United States primarily due to their earlier introduction. Our former JHIL subsidiaries developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s, with all of their asbestos product manufacturing ceasing in early 1987. Asbestos sheet production ceased in the early 1980s and production of pipe-based products that utilized asbestos ceased in early 1987. Competition has intensified over the past five years in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also available. Competition has also intensified in New Zealand as fiber cement imports have increased, resulting in increased competitive market pricing.

     Management believes that fiber cement has strong growth potential in Asian and South American markets in the long-term as the benefits of framed construction over traditional masonry construction are understood and accepted. In addition, we believe the opportunity to replace wood-based products such as plywood with the more durable fiber cement will be attractive to consumers in these markets.

Products

     We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. Our total product offering is aimed at building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.

     We offer a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor underlay. In fiscal year 2002, we also commenced production at our new fiber reinforced concrete pipe plant facility in Plant City, Florida, where pipes are being manufactured for use as large diameter storm water and non-pressurized drainage applications. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, fencing and decorative columns.

     We have developed a proprietary technology platform enabling the production of thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Harditrim™ product. HarditrimTM is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. HarditrimTM was launched in fiscal year 1999 from our Cleburne plant and demand has been strong since that time. A completely new production process for manufacturing HarditrimTM was commissioned at the Cleburne plant and production commenced in fiscal year 2002.

     Management believes that our products provide certain performance, design and cost advantages. The principal fiber cement attribute in exterior applications is durability, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. Our fiber cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products. This has enabled us to capitalize on the performance problems associated with certain competing products. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate the superior aesthetics of fiber cement and lack the characteristics necessary for effectively accepting paint applications.

     Our fiber cement products provide strength and the ability to imprint simulated patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, the product is lightweight, physically flexible and can be cut using readily available tools. This makes the product suitable for lightweight construction across a range of architectural styles. The product is especially well suited to timber or steel framed construction.

     In ceramic tile underlayment applications, our products provide superior handling and installation characteristics compared to fiberglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fiber cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance to traditional gypsum wet area wallboard and other competing products.

     We believe our fiber reinforced concrete pipes are superior to the competing steel reinforced concrete pipes and vinyl in several respects. As compared to standard steel reinforced concrete pipes, our pipes are: lighter, with one-third to one-half the weight of steel reinforced concrete pipes of the same length; longer, with our standard length being 16 feet, which is twice as long as standard steel reinforced concrete pipes; and stronger, compared to steel reinforced concrete pipes of the same size.

     We seek to emphasize the performance attributes of our products and continue to develop new products that, due to the materials used and the process technology employed in their manufacture, may be difficult for competitors to emulate. While no assurances can be given, we believe that the proprietary nature of these products, our ability to competitively source raw materials for these products and the economies of scale that are derived from their manufacture should assist our efforts to maintain our leadership and low cost competitive position. See “Research and Development.”

     In fiscal year 2000, we launched HardibackerTM 500, a new ½ inch thick tile backer board in the United States. This enabled us to increase sales of products to home center retailers which access the building trade and home repair markets, and the introduction of HarditrimTM, a new generation of low density fiber cement trim products for residential construction, further extended our product range and enhanced our reputation as a leader in fiber cement innovation. The addition of HarditrimTM enabled us to offer a fiber cement system for residential construction that allowed builders to completely replace wood and engineered wood products with fiber cement in most exterior applications. We introduced ColorPlusTM, a new finished product available in specific lap siding, shingles, trim, fascia and soffit products, during fiscal year 2002. In fiscal year 2003, we expanded our new line of pre-finished exterior products, ColorPlusTM, with the addition of several new colors, and successfully launched a new all-weather low density trim product utilizing our new proprietary XLDTM low density fiber cement technology. We also launched our new improved proprietary grid ¼” backer product. Additionally, in the past five years, we launched nine new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners. In Australia and New Zealand, new products released over the past three years include Hardifloor™, Monotek®, HardiGrooveTM, HardiGlazeTM, EziGridTM Tilebacker, HardirockTM, Linea® and new column profiles and accessories. In fiscal year 2003, we launched HardiplankTM Select Cedarmill in the Philippines and South Korea.

Seasonality

     Our business is seasonal and follows activity levels in the building and construction industry. In the United States, the quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia, the quarter ending in March is usually affected by a slowdown due to summer vacations. In the Philippines, sales are generally lower during the period from June through September as this is typhoon season. In Chile, sales are generally lower from May through September due to weather conditions. In addition, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Raw Materials

     All of the raw materials required in the manufacture of our fiber cement products are available from a number of sources and we have not experienced any shortages that have materially affected our operations. The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water.

     Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States and Canada, and is processed to our specifications. It is subsequently further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. There are a variety of supply alternatives for the sourcing of pulp. Although we have entered into contracts to hedge pulp prices in the past, we currently have none in effect and do not anticipate engaging in such transactions in the near future.

     Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material. In our Fontana, California and Tacoma, Washington plants, where cost-effective sources of sand are not available, we operate quartz mines and process the rock to obtain silica.

     Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fiber cement plant hold between one and three days of our cement requirements.

     Water. We use local water supplies and process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

     The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines and Chile. In addition, we sell fiber cement products in Canada, Taiwan, Thailand, Singapore, Japan, China, Vietnam, Malaysia, Hong Kong, the Middle East, South Korea, Indonesia, Argentina, Spain and more recently, other parts of the European market. Our Hardi™ brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Canada and Chile. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

     In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is increasingly being supplemented with direct sales to customers as a means of accelerating product penetration and sales. Our top three U.S. distributors accounted for approximately 70% of our total U.S. fiber cement sales in fiscal year 2003. Repair and remodel sales in the United States are typically sold through the large home center retailers and specialist distributors. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to hardware stores and lumberyards rather than through the two-step distribution process used in the United States. In the Philippines, a network of thousands of small to medium size dealers sells our fiber cement products to consumers, builders and real estate developers. In Chile, we sell directly to builders, contractors and distributors. Physical distribution is primarily by road or sea transport in each country with significant use of rail only in the United States.

     We maintain dedicated regional sales management teams in the major sales territories. The sales teams (including telemarketing staff) consist of approximately 206 people in the United States and Canada, 121 people in Australia, 16 people in New Zealand, 29 people in the Philippines, 1 person in Papua New Guinea, 22 people in Chile and 13 people in Europe. Our national sales managers and national account managers together with the regional sales managers and sales representatives maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In certain cases, sales forces manage specific product categories. For example, in the United States there are separate sales forces for siding products, interior products and pipes, and we will be adding a separate sales force for roofing products. The interior products sales force provides in-store merchandising support for home center retailers.

     We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.

     Despite the fact that distributors are our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install our products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products.

     Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction as in parts of Asia and South America. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends on our ability to provide alternative solutions.

     The launch of fiber cement products in the Philippines has been accompanied by strategies to address the particular needs of local customers and the building trade as fiber cement products are relatively new to this market and until recently were not widely used. For example, we have established a carpenter training and accreditation program whereby Filipino carpenters unfamiliar with our products are taught installation techniques. Additionally, we sponsor the “Bridging the Campus Career Gap” one-day seminar for graduating architects at each of the top 10 universities in the Philippines on preparing resumes and preparing for interviews.

     Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia and the Middle East by ship. A regional sales management team based in the Philippines is responsible for coordinating export sales into Asia and the Middle East.

Research and Development

     We pioneered the successful development of cellulose reinforced fiber cement and during the 1980s progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development. In fiscal year 2003, we invested $20.8 million related to fiber cement or approximately 2.6% of total net sales in research and development expenditures, which includes $2.7 million of amounts classified as selling, general and administrative expenses for US GAAP purposes. For fiscal years 2002 and 2001, we invested $16.0 million and $15.9 million, respectively, in research and development expenditures, which includes $1.9 million and $1.4 million of amounts classified as selling, general and administrative expenses, or 2.6% and 2.9% of total net sales, respectively. We believe that we now have one of the largest and most advanced fiber cement research and development capabilities in the world.

     Globally, we employ approximately 107 scientists, engineers and technicians in Core Research and in Product & Process Development. Core Research, based at our Global Research & Development Center in Sydney, Australia, develops technologies that have the potential to create new generations of products and production processes. Product & Process Development units in Sydney and in Fontana, California, transform these technologies into new and more efficient ways of manufacturing our products, and into new products that meet specific market needs.

     By investing in process technology, we aim to keep reducing our capital and operating costs, and at the same time find new ways to make existing and new products.

     In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at all plants by improving manufacturing processes, raw materials yields and machine productivity.

Dependence on Trade Secrets and Research and Development

     Our current patent portfolio is based mainly on manufacturing and use of fiber cement products. Our additional technical intellectual property consists primarily of our operating and manufacturing know-how, which is treated as a trade secret. We are in the process of elevating our abilities to effectively create, manage and utilize our intellectual property and have developed a strategy that increasingly uses patenting, licensing, trade secret protection and joint development. If our research and development efforts fail to generate new, innovative products, our overall profit margins may decrease and demand for our products may fall.

Governmental Regulation

Environmental Regulation

     Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include:

•	the Resource Conservation and Recovery Act;

•	the Comprehensive Environmental Response, Compensation and Liability Act;

•	the Clean Air Act;

•	the Occupational Safety and Health Act;

•	the Emergency Planning and Community Right to Know Act;

•	the Clean Water Act;

•	the Safe Drinking Water Act;

•	the Surface Mining Control and Reclamation Act;

•	the Toxic Substances Control Act;

•	the National Environmental Policy Act; and

•	the Endangered Species Act,

as well as analogous state statutes and regulations. Other countries also have statutory schemes relating to the protection of the environment. Pursuant to certain environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under or in that property. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator or arranger knew of, or was responsible for, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances pursuant to applicable environmental laws as well as common law tort theories, including strict liability. Environmental compliance costs in the future will depend, in part, on regulatory developments and future requirements that cannot be predicted. While we do not currently anticipate any material expenditures or modifications will be required, there can be no assurance that such expenditures or modifications will not have a material adverse effect on our business, financial condition or results of operations.

Organizational Structure

     JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.

     The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of May 31, 2003.

Name of Company	Jurisdiction of Establishment

Artisan Roofing Products LLC	United States
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Canada Inc.	Canada
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Europe
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie Fibrocementos Limitada	Chile
James Hardie International Finance B.V.	Netherlands
James Hardie New Zealand Ltd.	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research Pty Ltd.	Australia

Capital Expenditures and Divestitures

Capital Expenditures

     The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2003.

	Fiscal Year Ended March 31,

	2003	2002	2001

	(In millions)
Continuing Operations
Fiber Cement
United States	$81.0	$39.3	$75.4
Asia Pacific	6.6	8.1	7.9
Chile, U.S. Pipes and International Business Development Europe	2.5	3.3	32.3

Total Fiber Cement	90.1	50.7	115.6
General Corporate	0.1	0.1	—

Total Continuing Operations	$90.2	$50.8	$115.6

Discontinued Operations
Gypsum (United States)	$—	$1.4	$4.4
Windows (Australia)	—	0.2	2.3

Total Discontinued Operations	—	1.6	6.7

Total Capital Expenditures (Continuing and Discontinued Operations)	$90.2	$52.4	$122.3

     The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:

•	the construction of our plant in Peru, Illinois and completion of its first line at a cost of $45.2 million, which occurred during fiscal years 2000 and 2001;

•	the addition of a second trim line at our Cleburne, Texas plant at a cost of $22.7 million which occurred during fiscal years 2000, 2001 and 2002;

•	upgrades to the first line and plant infrastructure at our Waxahachie, Texas plant at a cost of $9.1 million, which was completed in fiscal year 2001;

•	the addition of a line at our Waxahachie, Texas plant at a cost of $12.6 million, which occurred during fiscal year 2002;

•	the addition of a second line at our Peru, Illinois plant at a cost of $24.7 million, which occurred during fiscal years 2001, 2002 and 2003;

•	the addition of a second line at our Waxahachie, Texas plant at a cost of $21.6 million, which began during fiscal year 2003 and is scheduled for completion in fiscal year 2004;

•	the construction of a new pilot plant in California to begin manufacturing trials of a new generation of fiber cement roofing products at a cost of $9.9 million, which began during fiscal year 2003 and is scheduled for completion in fiscal year 2004;

•	upgrades to our Blandon, Pennsylvania plant at a cost of $4.1 million, which began during fiscal year 2003 and is scheduled for completion in fiscal year 2004; and

•	the purchase of property in Summerville, South Carolina and Blandon, Pennsylvania, at a cost of $10.0 million and $7.6 million, respectively, in fiscal year 2003.

     The significant capital expenditure project in our Chile and U.S. Pipes businesses over the past three fiscal years was for the construction of our pipe plant in Plant City, Florida at a cost of $32.3 million, which occurred during fiscal years 2001 and 2002. In addition, $1.4 million was spent in fiscal year 2000.

     We currently expect the level of our capital expenditures to continue to be substantial. Competitive pressures or market developments could require increased capital expenditures. Our financing for these capital expenditures is expected to come from our internal cash flows from our future operations.

Divestitures

Gypsum

     On March 12, 2002, we signed an agreement to sell our Gypsum operations to BPB U.S. Holdings, Inc. for cash proceeds of $345.0 million less selling costs of $10.6 million. See “Recent Developments.” The sale was completed on April 25, 2002. We recorded a pre-tax gain of $81.4 million representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of $26.1 million. The net assets of our Gypsum business prior to the sale primarily consisted of trade receivables, inventory, accounts payable, mineral reserves, property, plant and equipment, goodwill and deferred taxes.

     Prior to the sale of our Gypsum operations in April 2002, we owned and operated three gypsum wallboard-manufacturing facilities in the United States. For fiscal year 2002, the average capacity utilization for our gypsum wallboard manufacturing facilities was approximately 83%.

     We also owned three gypsum rock mines located in an area covering parts of Northwest Arizona, Utah and Nevada; in Las Vegas, Nevada; and in Nashville, Arkansas. In June 2001, we entered into an agreement to sell our Las Vegas mine to a developer for $50.0 million. On March 21, 2003 we completed the sale of our gypsum mine in Las Vegas and recorded a pre-tax gain of $49.2 million representing the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in an income tax expense of $19.2 million. The proceeds from the sale were comprised of cash of $50.6 million less selling costs of $2.2 million. The other two gypsum rock mines were included with the sale of our Gypsum operations to BPB U.S. Holdings, Inc. in April 2002.

     Under the terms of our agreement to sell our Gypsum business to BPB U.S. Holdings, Inc., we agreed to customary indemnification obligations related to our representations and warranties in the agreement. Our indemnification obligation generally extends for 2 years from the closing date, arises only if claims exceed $5 million in the aggregate and is limited to $100 million in the aggregate. In addition, we agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property arising from our former Gypsum business. Although we are not aware of any asbestos-related claims arising from the Gypsum business nor circumstances that would give rise to such claims, under the sale agreement, our obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of our Gypsum business.

     Pursuant to the terms of our agreement to sell our Gypsum business, we also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in the state of Washington so long as notice of a claim is given within 10 years of closing. Such losses are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. As we believe the metals found emanated from an offsite source, we do not believe we are liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Building Services

     During the year ended March 31, 2003, we recorded a loss of $1.3 million relating to our Building Services business, which was disposed of in November 1996. The loss consisted of expenses of $0.8 million and a $0.5 million write-down of an outstanding receivable that was retained as part of the sale.

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd

     In fiscal year 2001, we gifted A$3.0 million ($1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) to the Medical Research and Compensation Foundation. The change in ownership resulted in a gain on disposal of $2.3 million. In addition, ABN 60 (formerly JHIL) agreed to repay its existing loan of A$70.0 million ($34.3 million) due to JH & Coy. Following the placement of ABN 60 shares on August 1, 2001, this A$70.0 million loan was repaid in full on August 8, 2001. ABN 60 also agreed to provide 42 annual payments to the former subsidiaries, totaling A$234.2 million ($141.4 million). Under this agreement, ABN 60 had the option of making the first seven annual payments and then a final payment of A$73.0 million ($44.1 million) when the eighth payment comes due, making a total payment of A$112.0 million ($67.6 million). However, the former subsidiaries’ obligation to indemnify JHIL and its related entities is not limited to the amount ABN 60 is obligated to pay to the Foundation.

     On September 9, 2001, ABN 60 made an early payment of A$1.0 million ($0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million have been reduced to A$5.5 million. On March 31, 2003, we transferred control of ABN 60, and consequently this agreement and related liability, to a newly established company named ABN 60 Foundation. Also see “Legal Proceedings.”

ABN 60

     On March 31, 2003, we transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of our company. We do not control the activities of ABN 60 or ABN 60 Foundation in any way. We have no economic interest in ABN 60 or the ABN 60 Foundation, have no right to dividend or capital distributions, nor will we benefit in the event that there is ultimately a surplus of funds in ABN 60 or ABN 60 Foundation. Equally, outside of the express indemnity for non-asbestos matters provided to ABN 60 and more fully described in “Legal Proceedings,” we do not believe we will have any liability should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation. Also see “Legal Proceedings” and Notes 14 and 17 to our consolidated financial statements included in Item 18 in this Form 20-F.

Windows

     On November 30, 2001, we sold our Windows business. We began the divestiture of our Windows business in August 2000 when we approved a plan to dispose of the business. In fiscal year 2001, we recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write-down of assets to their expected net realizable value on disposal and transaction costs expected to be incurred with the disposal. In addition, operating losses from August 15, 2000 to the final disposition date were estimated at $0.8 million and included in fiscal year 2001’s loss on disposal. In fiscal year 2002, we recorded a gain on disposal of $2.0 million representing the excess of cash proceeds of $7.8 million over the net book value of the assets sold of $5.8 million, a retirement plan settlement loss of $1.3 million and an income tax benefit of $1.3 million. The cash proceeds were offset by cash divested of $0.5 million.

Property, Plant and Equipment

     Over the past several years, we have built significant production capacity in the United States in an effort to ensure that we will be able to meet expected increases in demand for our products and improve our operating efficiencies. As part of our facilities investment strategy, we have constructed a new plant for flat sheet and trim products in Illinois and upgraded and expanded our plants in Illinois, Texas, California and Pennsylvania, at an aggregate total cost of approximately $203.5 million over five years. In addition, we entered into a long-term lease arrangement in fiscal year 2001 with Temple Inland for our Waxahachie, Texas plant and upgraded the first line, completed the second line and began adding a new line at this fiber cement plant in fiscal years 2001, 2002 and 2003, respectively. In fiscal year 2002, we also acquired the operating assets of Cemplank, Inc., which included a fiber cement plant at Blandon, Pennsylvania and a fiber cement plant at Summerville, South Carolina and in fiscal year 2003, we purchased the property on which these plants are located. Our management estimates that we now have eight of the largest and lowest cost fiber cement manufacturing plants in the United States. Our management also believes that the location of our plants in California, Texas, Florida, Illinois, Washington, Pennsylvania and South Carolina positions us near high growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.

     In Australia, all of our manufacturing plants have been upgraded and modernized in the past five years as part of a A$40 million ($29 million) capital improvement program. This program, which included the automation of product finishing processes at both plants, was aimed at reducing direct costs, increasing production yields and improving product quality. In fiscal year 2002, we closed our fiber cement plant in Western Australia and have been meeting demand from our remaining facilities. In New Zealand, our fiber cement production line was upgraded in fiscal year 2001 at a cost of NZ$1 million ($1 million) to enable it to produce new siding and internal lining fiber cement products. In the Philippines, we have one fiber cement manufacturing plant, which began producing marketable product in fiscal year 1999.

     In December 2000, we purchased and significantly upgraded a plant in Santiago, Chile and the production of our products commenced in March 2001.

     Additionally, in March 2001, our new fiber reinforced concrete pipe plant at Plant City, Florida commenced operations. Built at a total cost of $33.7 million, the plant has commenced production of drainage pipes and has an annual production capacity of 100,000 tons.

Plants and Process. We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. The location of each of our fiber cement plants and the annual production capacity for such plants are set forth below:

	Existing	Committed	Total
	Annual	Additional	Planned
	Production	Production	Production
Location	Capacity (1)	Capacity (1)	Capacity (1)

Fiber Cement Flat Sheet (in million square feet)
United States
Fontana, California	180	—	180
Plant City, Florida	300	—	300
Cleburne, Texas	500	—	500
Tacoma, Washington	200	—	200
Peru, Illinois	400	—	400
Waxahachie, Texas	360	—	360
Blandon, Pennsylvania	120	80	200
Summerville, South Carolina	190	—	190

Total United States			2,330
Australia
Sydney, New South Wales (2)	180	—	180
Brisbane, Queensland (Carole Park) (2) (3)	153	—	153

Total Australia			333
New Zealand
Auckland	76	—	76
The Philippines
Manila	140	—	140
Chile
Santiago	32	—	32
Fiber Reinforced Concrete Pipes (in tons) (4)
Plant City, Florida (pipes)	100,000	—	100,000
Brisbane, Queensland (Meeandah) (2) (3)	48,500	—	48,500

Total Fiber Reinforced Concrete Pipes			148,500

(1)	Annual production capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual production capacity.

(2)	The land on which each of these facilities is located is leased on a long-term basis from Amaca Pty Limited.

(3)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(4)	Pipe and column capacity is measured in tons rather than square feet.

     While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. All of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by either increasing production capacity utilization or enhancing the economies of scale or by adding additional lines to existing facilities, or by making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. Pursuant to the lease, we make quarterly base rental payments of $850,000. We lease all of our fiber cement sites located in Australia from former subsidiaries now held by the Foundation. All of these leases expire on October 31, 2008, and contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index. Pursuant to these leases, we make rental payments of approximately $2.7 million in the aggregate each year. We own our fiber cement plants located in New Zealand, the Philippines and Chile, and our Pipe plant in the United States.

     For fiscal year 2003, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization (1)

United States	72%
Australia	59%
New Zealand	53%
Philippines	56%
Chile	83%

(1)	Capacity utilization is based on management estimates, as no industry standard exists for the calculation of fiber cement manufacturing facility capacities.

     The capital cost per unit of production for new plants has significantly declined since we opened our first U.S. plant in Fontana, California in 1989. This improvement is largely attributable to our utilization of proprietary technology. Management believes that this capital cost per unit of capacity is substantially lower than that of many competing plants and is one factor in improving our cost position. In addition, we can now build and commission new manufacturing plants significantly faster than when we built our first production line in the United States. Management believes that the speed and cost at which we can erect new plants relative to our competitors enable us to respond rapidly to emerging regional demand for fiber cement and to gain the advantage accorded to the first local producer in a market.

     Mines. We own a quartz mine in Fontana, California and lease a quartz mine in Tacoma, Washington. Our five-year lease for the mine in Tacoma, Washington expires on February 28, 2006, at which time we have the option to renew our lease for an additional 4 years. We pay production royalties to the owner based on silica tonnage removed from the mine. Because cost effective sources of sand are not available at these locations, we operate these quartz mines and process the rock to obtain silica for our fiber cement products.

Legal Proceedings

     Our subsidiaries are involved from time to time in various legal proceedings and administrative actions incidental to the normal conduct of business. Although it is impossible to accurately predict the outcome of any pending legal proceeding, our management believes that these proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. See the risk factor entitled “We may be subject to potential liability because our former subsidiaries formerly manufactured products containing asbestos” in Item 3.

     Following the establishment of the Foundation, JHI NV no longer owns any shares of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) or Amaba Pty Ltd (formerly Jsekarb Pty Ltd), former Australian subsidiaries of ABN 60 that previously manufactured products containing asbestos in Australia. Following the establishment of the ABN 60 Foundation on March 31, 2003, JHI NV no longer owns any shares of ABN 60, which manufactured products containing asbestos prior to 1937. These former Australian subsidiaries as well as ABN 60 agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. The former subsidiaries’ and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies. JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. See also Note 17 to our consolidated financial statements included in Item 18 of this Form 20-F.

     While it is difficult to predict accurately the incidence or outcome of future litigation, we believe that it is remote that any personal injury suits for damages, in connection with the former subsidiaries’ manufacture or sale of asbestos-containing products, that have been or may be filed against JHI NV as the ultimate holding company, or against its current subsidiaries, would have a material adverse effect on our business, results of operations or financial condition. Our belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law, there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability” and because of the Dutch principle to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims is not triggered by the restructuring or previous group transactions. The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. In New Zealand, where RCI Holdings Pty Ltd holds a subsidiary that formerly manufactured asbestos-containing products, there is legislation entitled the “Accident Insurance Act 1998” which bars claims for compensatory damages arising from work-related asbestos exposure. While claims for non work-related injury might still be alleged, and while it is possible that a claimant for work-related asbestos exposure could still seek non-compensatory damages, we believe that any such claims would not have a material adverse effect on our business, results of operations or financial condition.

     Under U.S. laws, the doctrine of “successor liability” provides that an acquirer of the assets of a business carried on by a corporation can, in certain states and in certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of any contractual arrangement between the acquirer and the selling corporation pursuant to which the acquirer agreed to assume such liabilities.

     The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. We currently lease certain manufacturing sites from the former subsidiaries now owned and controlled by the Foundation and we purchased certain of our business assets comprising plant and equipment and inventory pursuant to the first phase of our restructuring at fair value from those former subsidiaries now owned and controlled by the Foundation. Each of these transactions concerned only Australian companies, and accordingly, we believe the transactions fall under Australian laws and not the laws of any other jurisdiction. We do not believe these transactions should give rise to the assumption by us or our subsidiaries of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.

     As an issue related to the restructuring completed on October 19, 2001, under Dutch law, a Dutch transferee of assets of another business may be held responsible for the liabilities of a prior business following a transfer of such business, if the transfer results in the transferor of the business having insufficient assets to meet the claims of its creditors. We believe the transfer by ABN 60 of all of the shares of JHNV to us under the restructuring will not result in us being held responsible as transferee under this principle of Dutch law since, upon the transfer and the implementation of the other aspects of the restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.

Item 5 Operating and Financial Review and Prospects

     For the periods prior to October 19, 2001, the effective date of the 2001 Reorganization, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries. The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, included under Item 18.

Overview

     We are the largest manufacturer of fiber cement products and systems for internal and external building applications in the United States, Australia and New Zealand and, based on third-party data, we were the fourth largest manufacturer of gypsum wallboard in the United States before we signed a definitive agreement in fiscal year 2002 to sell our Gypsum business. The sale of our Gypsum operations was completed in April 2002. Our operations are organized into the following three operating segments:

•	USA Fiber Cement, which manufactures and sells fiber cement flat sheet products in the United States;

•	Asia Pacific Fiber Cement, which manufactures fiber cement products in Australia, New Zealand and the Philippines and sells fiber cement products in Australia, New Zealand and Asia; and

•	Other, which primarily includes the manufacture and sale of fiber cement products in South America and fiber reinforced concrete pipes in the United States, and our fiber cement operations in Europe.

     For further information regarding our business and operations, please see Item 4 “Information on the Company.”

Critical Accounting Policies

     Our accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements included in Item 18 of this Form 20-F. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Sales

     We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

     We evaluate the collectibility of accounts receivable, based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity, on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. Collections and payments from our customers are monitored, and a provision is maintained for estimated losses based on historical experience and any specific customer issues identified. While credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances. For additional information regarding our customer concentration, see Item 3 “Risk Factors.”

Inventory

     Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess or slow-moving. The estimated value of excess and slow-moving inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period.

Accrued Warranty Reserve

     We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used since the early 1980’s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe our reserves to be adequate, if our experience is significantly different from our expectations, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3 “Risk Factors.”

Accounting for Income Tax

     We record deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. We have recorded a valuation allowance due to uncertainties related to our ability to utilize some of our deferred tax assets. If our estimates and related assumptions change in the future, we may require additional valuation allowances, which would result in additional income tax expense, or we may reduce our valuation allowance, which would result in a reduction to tax expense.

Results of Operations

     In fiscal years 2001 through 2003, there was a significant increase in our net sales generated from our USA Fiber Cement operations as a result of $195.7 million in capital investments during fiscal years 2001 to 2003 in this segment. In fiscal year 2002, restructuring and other operating expenses adversely affected increased sales from our USA Fiber Cement business.

     The following table shows JHI NV’s selected financial and operating data for continuing operations, expressed in millions of dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,

	2003		2002		2001

Net sales:
USA Fiber Cement	$599.7	74.6%	$444.8	73.3%	$373.0	69.0%
Asia Pacific Fiber Cement	194.4	24.2	156.9	25.9	166.6	30.8
Other (1)	9.6	1.2	5.2	0.8	1.3	0.2

Total net sales	803.7	100.0	606.9	100.0	540.9	100.0
Cost of goods sold	(501.9)	(62.4)	(401.6)	(66.2)	(360.8)	(66.7)

Gross profit	301.8	37.6	205.3	33.8	180.1	33.3
Selling, general and administrative expenses (2)	(153.1)	(19.0)	(114.8)	(18.9)	(108.8)	(20.1)
Research and development expenses	(18.1)	(2.3)	(14.1)	(2.3)	(14.5)	(2.7)
Restructuring and other operating income (expense)	1.0	0.1	(28.1)	(4.6)	(15.5)	(2.9)

Operating profit	131.6	16.4	48.3	8.0	41.3	7.6
Interest expense	(23.8)	(3.0)	(18.4)	(3.0)	(21.4)	(3.9)
Interest income	3.9	0.5	2.4	0.4	8.2	1.5
Other income (expense), net	0.7	0.1	(0.4)	(0.1)	1.6	0.3

Income from continuing operations before income tax	112.4	14.0	31.9	5.3	29.7	5.5
Income tax (expense) benefit	(27.0)	(3.4)	(3.6)	(0.6)	0.3	0.1

Income from continuing operations	$85.4	10.6%	$28.3	4.7%	$30.0	5.6%

(1)	Includes sales for fiber cement in Chile and fiber reinforced concrete pipes in the United States, and general corporate income, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

(2)	Amounts have been restated to reflect the adoption of the fair value provisions of SFAS No. 123, “Accounting for Stock Based Compensation” in fiscal year 2003.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

     Total Net Sales. Total net sales increased 32% from $606.9 million in fiscal year 2002 to $803.7 million in fiscal year 2003. Net sales from USA Fiber Cement increased 35% from $444.8 million in fiscal year 2002 to $599.7 million in fiscal year 2003 due to continued growth in sales volumes and higher selling prices. Net sales from Asia Pacific Fiber Cement increased 24% from $156.9 million in fiscal year 2002 to $194.4 million in fiscal year 2003 due mainly to higher sales volumes. Net sales from Other increased 85% from $5.2 million in fiscal year 2002 to $9.6 million in fiscal year 2003 as the Chilean flat sheet business and the U.S.-based fiber reinforced concrete Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

     USA Fiber Cement Sales. Net sales increased 35% from $444.8 million in fiscal year 2002 to $599.7 million in fiscal year 2003. Sales volume increased 29% from 988.5 million square feet in fiscal year 2002 to 1,273.6 million square feet in fiscal year 2003, due to strong growth in primary demand for fiber cement, increased housing construction activity and sales of product from the Cemplank operations acquired in December 2001. The residential housing market remained healthy during fiscal year 2003 buoyed by low mortgage rates and strong housing prices despite a softening in consumer confidence and a bad weather-related slowdown in activity during the fourth quarter of fiscal year 2003. There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

     In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region. In the southern region, growth strategies, including a greater focus on the repair and remodel segment and increased selling activity in rural areas, helped the business increase demand in the region. In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlusTM Collection of pre-finished siding. In the interior cement board market, sales of HardiBacker 500™, our ½ inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly.

     The average selling price increased 5% from $450 per thousand square feet in fiscal year 2002 to $471 per thousand square feet in fiscal year 2003, due to an increased proportion of sales of higher-priced, differentiated products.

     During fiscal year 2003, we commenced construction of a 160 million square feet panel line at Waxahachie, Texas and a pilot roofing products plant at Fontana, California. At the Peru, Illinois plant, we began to manufacture products on a newly commissioned second production line in September 2002. On October 22, 2002, we announced that our Blandon, Pennsylvania plant will undergo a $15.3 million upgrade that is expected to increase its annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the northeast region.

     Asia Pacific Fiber Cement Sales. Net sales increased 24% from $156.9 million in fiscal year 2002 to $194.4 million in fiscal year 2003. Sales volume increased 15% from 320.7 million square feet in fiscal year 2002 to 368.3 million square feet in fiscal year 2003.

     In Australia, net sales increased 24% from $100.7 million in fiscal year 2002 to $124.7 million in fiscal year 2003. In local currency, the increase was 13%. The growth in net sales was due to a 16% increase in sales volume, from 219.5 million square feet in fiscal year 2002 to 254.4 million square feet in fiscal year 2003, partly offset by a 2% decrease in the average selling price due to pricing pressure from competitors. Demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy and low interest rates. Despite new housing approvals slowing in the second half of the year, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand. During fiscal year 2003, we relocated our corrugate production line, which manufactures HardiFenceTM, from Perth to Brisbane. In addition, we launched two new internal lining products, HardiRockTM and EziGrid TM Tilebacker. HardiRockTM is a fiber cement wet area lining board that is flexible and is easy to cut and nail. EziGridTM

Tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment.

     In New Zealand, net sales increased 36% from $38.0 million in fiscal year 2002 to $51.7 million in fiscal year 2003 due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, net sales increased 16%. Sales volume increased 22% from 36.4 million square feet in fiscal year 2002 to 44.3 million square feet in fiscal year 2003 due to stronger demand arising from increased residential building activity, which is being fueled by low and stable interest rates, strong housing prices and a stronger economy. The lower average selling price resulted from an increased proportion of lower priced export sales and increased domestic price competition. The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea® is a thick, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards. Despite the non-residential building market being weaker during fiscal year 2003 compared to fiscal year 2002, sales of panel products such as Hardipanel™ Titan and Hardipanel™ Compressed sheet were up strongly during fiscal year 2003 compared to fiscal year 2002. The business gained several key customers during fiscal year 2003 and increased its share of fiber cement sales.

     In the Philippines, net sales decreased by 1% from $18.2 million in fiscal year 2002 to $18.0 million in fiscal year 2003. In local currency, net sales was flat. This was due to an increase in sales volume, offset by a lower average selling price. Sales volume increased 8% from 64.8 million square feet in fiscal year 2002 to 69.7 million square feet in fiscal year 2003 due to increased demand in the domestic building boards market. We continued to penetrate the domestic building boards market during the year, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite, a thin, light sheet designed for ceiling applications, and HardiFlex®, used in ceiling and internal wall applications, continued during fiscal year 2003. During fiscal year 2003, we launched our first plank product, Hardiplank™ Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects. Export sales were weaker in fiscal year 2003 compared to fiscal year 2002, due primarily to supply issues and lower export demand. The average selling price decreased 7% compared to fiscal year 2002 due to a decrease in sales of higher-priced exports.

     Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of Hardie® Pipe in the United States and general corporate income, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

     Our Chilean operation, which began commercial production in March 2001, is penetrating the market at its targeted rate. Economic instability in the neighboring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy. Despite weak market conditions during fiscal year 2003, net sales and volumes were significantly higher than fiscal year 2002, increasing 153% and 120%, respectively. During fiscal year 2003, the business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include HardiBacker™, for interior applications, and textured panels and planks, for exterior cladding. Selling prices continued to be negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions.

     Our Hardie® Pipe business continued to penetrate the southeast market of the United States and improve its operational efficiencies. Net sales more than doubled in fiscal year 2003 compared to fiscal year 2002. Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. The increased sales have resulted in a doubling of our share of our targeted large diameter drainage pipe market in Florida compared fiscal year 2002. Competition has reacted to our market entry with aggressive pricing. As a result, our average selling price is lower compared to fiscal year 2002. This decrease is being offset by unit production costs that have continued to decline during fiscal year 2003 as we achieve significant improvements in manufacturing efficiencies. The Florida civil construction market remains buoyant. Activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

     Gross Profit. Gross profit increased 47% from $205.3 million in fiscal year 2002 to $301.8 million in fiscal year 2003 due to strong improvements in USA Fiber Cement and Asia Pacific Fiber Cement. The gross profit margin increased 3.8 percentage points in fiscal year 2003 to 37.6%. USA Fiber Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin increased 3.8 percentage points to 39% in fiscal year 2003. Asia Pacific Fiber Cement gross profit increased 35% in fiscal year 2003 following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 3.2 percentage points to 37.3% in fiscal year 2003.

     Adjustments Related to Stock Option Accounting. Effective fiscal year 2003, we adopted retrospectively the fair value based method of accounting for stock options as outlined in SFAS No. 123. SFAS No. 123 requires our company to value stock options issued based upon an option-pricing model and recognize this value as compensation expense over the periods in which the options vest. Previously, we used variable plan accounting. As a result, fiscal year 2002 has been restated to reflect lower compensation cost of $1.4 million that would have been recognized under the fair value based accounting method for all options granted, modified or settled in fiscal years beginning after December 15, 1994.

     Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses increased 33% from $114.8 million in fiscal year 2002 to $153.1 million in fiscal year 2003. The amount previously reported for 2002 is adjusted and decreased by $1.4 million for the adoption of the fair value provisions of SFAS No. 123. After this adjustment, the increase in SG&A expenses was mainly due to the funding of growth initiatives in the United States, an increase in bonus accruals in line with the significant improvement in operating profit and redundancy costs associated with restructuring in the Asia Pacific business. As a percentage of sales, SG&A expenses increased by 0.1 of a percentage point to 19.0% in fiscal year 2003.

     Research and Development (“R&D”) Expenses. Research and development includes costs associated with “core” research projects that are aimed at benefiting all fiber cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 27% to $10.4 million in fiscal year 2003 due to increased project costs and intellectual property costs. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs increased 30% to $7.7 million in fiscal year 2003, reflecting a greater number of projects in the development and commercialization phase. Total research and development costs as a percentage of sales remained comparable to fiscal year 2002, at 2.3% in fiscal year 2003.

     Restructuring and Other Operating Income (Expense). During fiscal year 2003, we realized a $1.0 million gain from the settlement of our pulp hedge contract. In fiscal year 2002, there was a charge of $28.1 million related to a number of costs that did not recur in fiscal year 2003.

     Operating Profit. Operating profit increased 172% from $48.3 million in fiscal year 2002 to $131.6 million in fiscal year 2003. The amount previously reported for fiscal year 2002 is adjusted and increased by $1.4 million for the adoption of the fair value provisions of SFAS No. 123. After this adjustment, the operating profit margin increased 8.4 percentage points to 16.4% in fiscal year 2003.

     Our USA Fiber Cement operating profit increased 81% from $85.8 million in fiscal year 2002 to $155.1 million in fiscal year 2003 due to strong sales volume growth driven by increased primary demand for fiber cement and lower unit cost of sales from improved manufacturing efficiencies, partly offset by higher SG&A costs.

     Our Asia Pacific Fiber Cement operating profit increased 34% from $22.4 million in fiscal year 2002 to $30.1 million in fiscal year 2003. Our Australia Fiber Cement operating profit increased 29% from $18.4 million in fiscal year 2002 to $23.8 million in fiscal year 2003. In local currency, the increase was 18%. The stronger operating profit performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. The operating profit margin increased 0.8 of a percentage point to 19.1% in fiscal year 2003. Our New Zealand Fiber Cement operating profit increased 17% from $5.2 million in fiscal year 2002 to $6.1 million fiscal year 2003. In local currency, the increase was 3%. The increase was primarily due to higher sales volumes and lower manufacturing costs, partly offset by higher SG&A costs. The operating profit margin decreased 1.9 percentage points to 11.8% in fiscal year 2003. Our Philippines business recorded a small operating profit in fiscal year 2003, compared to a small operating loss in fiscal year 2002, primarily due to increased domestic sales and lower costs of production and SG&A.

     Both Hardie® Pipe and Chile Fiber Cement incurred operating losses during fiscal year 2003 as these businesses continued to ramp up.

     General corporate costs decreased by $11.2 million from $41.1 million in fiscal year 2002 to $29.9 million in fiscal year 2003. The amount previously reported for fiscal year 2002 is adjusted and decreased by $1.4 million for the adoption of the fair value provisions of SFAS No. 123 and by $0.6 million related to activities that are now a part of Other. After these adjustments, the decrease in general corporate costs was primarily due to a $8.1 million charge for a decrease in the fair value of the pulp hedge contract and a $7.4 million charge related to our corporate restructuring being incurred in fiscal year 2002, which were not repeated in fiscal year 2003, partially offset by increased bonus expense, in line with the significant improvement in operating profit. For fiscal year 2003, general corporate costs consist of bonus expense of $7.1 million, SFAS No. 123 expense of $1.7 million and other general costs of $21.1 million.

     Net Interest Expense. Net interest expense increased 24% from $16.0 million in fiscal year 2002 to $19.9 million in fiscal year 2003. This increase was primarily due to a $9.9 million make-whole payment, which was partially offset by a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002. The make-whole payment resulted from the early retirement of $60.0 million of long-term debt in December 2002. The retirement of the debt will result in savings of approximately $24.4 million in interest costs for the remaining term of the debt.

     Income Tax Expense. Income tax expense increased by $23.4 million from $3.6 million in fiscal year 2002 to $27.0 million in fiscal year 2003.

     Income from Continuing Operations. Income from continuing operations increased by $57.1 million from $28.3 million in fiscal year 2002 to $85.4 million in fiscal year 2003. Income from continuing operations previously reported for fiscal year 2002 is adjusted and increased by $1.7 million for the adoption of the fair value provisions of SFAS No. 123, which includes a deferred tax benefit of $0.3 million.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

     Total Net Sales. Our net sales increased 12% from $540.9 million in fiscal year 2001 to $606.9 million in fiscal year 2002. This increase was primarily due to continuing growth in sales volume and higher sales prices of fiber cement products in the United States. This increase in USA Fiber Cement net sales from fiscal year 2001 was partially offset by a decrease in net sales from our Asia Pacific Fiber Cement segment, which was primarily due to unfavorable foreign exchange rates. In Australian dollars, net sales in our Asia Pacific Fiber Cement segment increased by 2%.

     USA Fiber Cement Sales. Net sales increased 19% from $373.0 million in fiscal year 2001 to $444.8 million in fiscal year 2002 due to an increase in sales volume and average selling prices. Sales volume rose 16% from 852.3 million square feet in fiscal year 2001 to 988.5 million square feet in fiscal year 2002 as a result of continued growth in demand for fiber cement despite weaker market conditions during the second and third quarters of fiscal year 2002. The average selling price increased 3% from $438 per thousand square feet in fiscal year 2001 to $450 per thousand square feet as a result of an increase in the sales of differentiated products and higher selling prices for standard products in certain markets, partly offset by a lower average selling price for products produced by the Cemplank, Inc. business we acquired in December 2001. Sales of differentiated products such as HarditrimTM, vented soffits and Heritage® panels continued to experience strong growth, as did Hardibacker 500TM. We also launched a number of new products during the year including a new series of pre-finished plank products known as ColorPlusTM collection, Heritage PlankTM, EZ Line PlankTM, HardiPlank RusticatedTM and Shingle PlankTM.

     Asia Pacific Fiber Cement Sales. Net sales decreased 6% from $166.6 million in fiscal year 2001 to $156.9 million in fiscal year 2002 primarily due to unfavorable exchange rates. Sales volume increased 1% from 318.9 million square feet in fiscal year 2001 to 320.7 million square feet in fiscal year 2002.

     In Australia, net sales decreased 9% from $111.0 million in fiscal year 2001 to $100.7 million in fiscal year 2002. In local currency, net sales in Australia decreased 2% primarily due to flat sales volume growth compared to the prior year and a 2% decrease in the average selling price. The decrease in average selling price was primarily due to competitive pricing strategies including lower selling prices for fiber reinforced concrete (“FRC”) Pipes. The flat sales volume comparison reflects the downturn in the new residential housing market during the first quarter of fiscal year 2002, and the impact of the first four months of fiscal year 2001 being abnormally increased by pre GST (Goods and Services Tax) activity. Demand for FRC Pipes grew during the year, resulting in a 15% increase in sales volume compared to the previous fiscal year. Lower interest rates and the Australian government’s First Home Owners Scheme had a positive impact on the building industry during the second, third and fourth quarters of fiscal year 2002. However, new residential building activity was still below the level of the previous year.

     In New Zealand, net sales remained unchanged at $38.0 million for fiscal year 2002 compared to fiscal year 2001 due to unfavorable exchange rate differences. In local currency, net sales increased 5% primarily due to a 3% increase in average selling prices as a result of a price increase that became effective in August 2001. Sales volume in New Zealand decreased slightly from 36.6 million square feet in fiscal year 2001 to 36.4 million square feet in fiscal year 2002 primarily due to low demand in the new residential housing market, which was partially offset by increased sales volumes to the commercial building market and sales of HardiglazeTM to the Australian market. We launched a new, innovative weatherboard cladding system called Linea® during the year, which has been receiving positive customer response. Linea® is a thicker, proprietary low-density technology that offers a number of performance advantages over timber weatherboards, including superior durability.

     In the Philippines, net sales increased 3% from $17.6 million in fiscal year 2001 to $18.2 million in fiscal year 2002. In local currency, net sales increased 15% primarily due to a 3% increase in sales volume from 62.9 million square feet in fiscal year 2001 to 64.8 million square feet in fiscal year 2002 resulting from increased export sales and an 11% increase in average selling price. Average selling price rose due to favorable changes in the product mix resulting from a higher level of export sales and sales of our new HardiFlex lite® product, which we launched in the third quarter of fiscal year 2002. Strong demand for HardiFlex lite® is helping the business take further market share from plywood. Domestic demand was stronger in the second half of fiscal year 2002 compared to the first half of the same fiscal year as a result of improved consumer confidence and general economic conditions.

     Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of fiber reinforced concrete pipes in the United States and general corporate income, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

     In March 2001, we commenced production at our new fiber cement plant in Chile. During our first year of operation, we successfully launched our EconoBoardTM and DuraBoardTM products. Although this business is still in start-up mode, we have already captured approximately 20% of the fiber cement flat sheet sales in the Chilean market. Average selling prices were affected by competitive market conditions, including discounting by competitors in response to our market entry. We have established pricing strategies to counter the competition accordingly. Both EconoBoardTM, targeted to builders of small-scale homes and additions and the “Do-It-Yourself” (DIY) market distributed through retail stores, and DuraBoardTM, targeted to larger scale builders mainly in the social housing sector, experienced strong growth during fiscal year 2002. We have also secured access to important distribution channels.

     In March 2001, we commenced operations at our new pipes plant in Plant City, Florida. Sales volumes in Hardie® Pipe increased each quarter during fiscal year 2002. The ramp up of manufacturing during the year resulted in larger diameter pipes being progressively added to the product range, enabling us to compete for an increasing number of construction projects. The range of pipes being manufactured and sold in the southeast market of the United Stated now includes 12”, 15”, 18”, 24”, 30” and 36” drainage pipes. During fiscal year 2002, we secured three national distributors, which are helping to generate increased demand for Hardie® Pipe in the southeast market and provide a platform for future sales growth across the United States. We also continued to see underlying growth in civil construction during the year partly assisted by the TEA-21 and the Florida State Mobility Act, which involve significant increases in government spending on highway construction. Activity in the commercial development sector was also strong during fiscal year 2002.

     Gross Profit. Our gross profit increased 14% from $180.1 million in fiscal year 2001 to $205.3 million in fiscal year 2002 primarily due to increases in gross profit for our USA Fiber Cement and Asia Pacific Fiber Cement segments, which were partially offset by gross losses from Hardie® Pipe and Chile Fiber Cement. The gross profit margin increased 0.5 of a percentage point to 33.8%.

     USA Fiber Cement gross profit increased 23% in fiscal year 2002 and the gross profit margin increased 1.0 percentage point to 35.2% as a result of higher sales volumes, higher average selling prices and lower unit freight costs compared to the previous fiscal year.

     Asia Pacific Fiber Cement gross profit increased 1% from fiscal year 2001 and the gross profit margin increased 2.4 percentage points to 34.1%. In Australia, our gross profit margin increased 1.8 percentage points from fiscal year 2001 as a result of savings gained from the closure of the Western Australia plant in fiscal year 2002. The gross profit margin for New Zealand and the Philippines increased 4.0 percentage points and 7.5 percentage points, respectively, from fiscal year 2001.

     Selling, General and Administrative (“SG&A”) Expenses. Overall, SG&A expenses increased 6% from $108.8 million in fiscal year 2001 to $114.8 million in fiscal year 2002. The amounts previously reported for fiscal years 2001 and 2002 were adjusted and decreased by $0.4 million and $1.4 million, respectively, for the adoption of the fair value provisions of SFAS No. 123. SG&A expenses were higher for all businesses except for the Philippines, which reduced its SG&A by 50% compared to the previous fiscal year. As a percentage of sales, SG&A expenses decreased by 1.2 percentage points in fiscal year 2002 compared to the previous fiscal year.

     Research and Development (“R&D”) Expenses. Research and development includes costs associated with ‘core’ research projects that are aimed at benefiting all fiber cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased $2.9 million to $8.2 million in fiscal year 2002 primarily due to increased project costs and intellectual property costs. Other research and development costs associated with commercialization projects in the business units are included in the business unit segment results. In total, these costs decreased 30% to $5.9 million, reflecting the completion of a number of projects now being commercialized in the business units.

     Restructuring and Other Operating Expenses. On February 14, 2002, we signed a class action settlement agreement for product, warranty and property related liability claims associated with certain roofing products, which were previously manufactured and sold by our USA Fiber Cement segment. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, we recorded a $12.6 million pre-tax charge in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as related costs that may be paid under the settlement agreement.

     Due to the implementation of a new U.S. accounting standard on April 1, 2002, which required that our derivative contracts be marked to market each quarter, an $8.1 million decrease in the fair value of a pulp hedge contract has been charged to other operating expenses in fiscal year 2002. This charge is unrelated to the termination of our pulp hedge contract with Enron, which terminated as a result of that company going into bankruptcy in December 2001.

     Also charged to restructuring and other operating expense in fiscal year 2002 was $7.4 million relating to the corporate restructuring.

     Operating Profit. Operating profit increased 17% from $41.3 million in fiscal year 2001 to $48.3 million in fiscal year 2002. The amounts previously reported for fiscal years 2001 and 2002 were adjusted and increased by $0.4 million and $1.4 million, respectively. After this adjustment, the operating profit margin increased 0.4 of a percentage point to 8.0% in fiscal year 2002. The increase in operating profit was primarily due to higher volume and sales prices in our USA Fiber Cement segment. General corporate costs increased by $12.9 million in fiscal year 2002 to $41.0 million. The amounts previously reported for fiscal years 2001 and 2002 were adjusted and decreased by $0.4 million and $1.4 million, respectively, for the adoption of the fair value provisions of SFAS No. 123 and by $0.8 million and $0.7 million, respectively, related to activities that are now a part of Other. After these adjustments, the increase in general corporate costs was primarily due to the restructuring and other operating expenses increase of $4.9 million, the fair value liability of the derivative contracts increase of $8.1 million and an increase of $6.6 million in the charge for employee share plans, calculated on our company’s share price, which increased significantly during fiscal year 2002.

     Our USA Fiber Cement operating profit increased 17% from $73.5 million in fiscal year 2001 to $85.8 million in fiscal year 2002, primarily due to higher sales volume, a higher average selling price and lower unit freight cost, partially offset by higher SG&A expenses. Operating profit margin decreased slightly from 19.7% in fiscal year 2001 to 19.3% in fiscal year 2002.

     Asia Pacific Fiber Cement operating profit increased from $4.4 million in fiscal year 2001 to $22.4 million in fiscal year 2002. In fiscal year 2001, $15.5 million of restructuring expenses were recorded in this segment. In Australia, operating profit increased from $5.9 million in fiscal year 2001 to $18.4 million in fiscal year 2002. In local currency, operating profit in Australia increased primarily due to the $15.5 million of restructuring expenses that were recorded in fiscal year 2001. The operating profit margin increased 13.0 percentage points to 18.3% in fiscal year 2002. In New Zealand, operating profit increased 30% from $4.0 million in fiscal year 2001 to $5.2 million in fiscal year 2002. In local currency, operating profit in New Zealand increased 35% primarily due to improved margins in fiber cement and the building systems operation. The Philippines operating loss of fiscal year 2001 was reduced by $4.3 million to $1.2 million in fiscal year 2002 reflecting higher margins from increased average selling prices and lower manufacturing and SG&A expenses. The Philippines business had a positive cashflow for fiscal year 2002.

     Our Hardie® Pipe and Chile Fiber Cement businesses incurred operating losses during fiscal year 2002 primarily as a result of start-up costs.

     Net Interest Expense. Net interest expense increased by $2.8 million in fiscal year 2002 to $16.0 million, mainly due to higher net borrowings during the current period.

     Income Tax (Expense) Benefit. Income tax expense increased by $3.9 million from a benefit of $0.3 million in fiscal year 2001 to an expense of $3.6 million in fiscal year 2002, primarily due to a reduced effect of permanent differences.

     Income from Continuing Operations. Income from continuing operations decreased 6% from $30.0 million in fiscal year 2001 to $28.3 million in fiscal year 2002. Income from continuing operations previously reported for fiscal years 2001 and 2002 were adjusted and increased by $0.4 million and $1.7 million, respectively, for the adoption of the fair value provisions of SFAS No. 123, which includes a deferred tax benefit of $0.3 million in fiscal year 2002.

Discontinued Operations

Gypsum

     In fiscal year 2002, we successfully completed the transformation of our company into a purely fiber cement business when we signed a definitive agreement to sell our Gypsum business. We completed the sale on April 25, 2002 and recorded a pre-tax gain of $81.4 million in fiscal year 2003, with income tax expense of $26.1 million. See Item 4 “Information on the Company – Capital Expenditures and Divestitures – Divestitures.”

     On June 28, 2001, we entered into an agreement to sell our gypsum mine property in Las Vegas, Nevada to a developer. We completed the transaction on March 21, 2003 and realized a $49.2 million pre-tax gain on the sale with $19.2 million of income tax expense. See Item 4 “Information on the Company– Capital Expenditures and Divestitures – Divestitures.”

Building Services

     During the year ended March 31, 2003, we recorded a loss of $1.3 million related to our Building Services business, which was disposed of in November 1996. The loss consisted of expenses of $0.8 million and a $0.5 million write down of an outstanding receivable that was retained as part of the sale.

Windows

     In September 2000, we decided to exit our Australian Windows operation. This led to the carrying value of the Windows business’ assets being written down to its near-term realizable value, as opposed to maintaining a value for these assets that reflected the longer term development potential of the business. A provision was also established for costs that were likely to be incurred as part of the divestiture process. In November 2001, we sold our Windows business.

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd

     In February 2001, we announced the establishment of a special purpose Foundation to compensate individuals with claims against two former ABN 60 subsidiaries and to fund medical and scientific research to find cures for asbestos-related diseases. We gifted A$3.0 million ($1.7 million) in cash and transferred ownership and control of the two former subsidiaries to the Foundation. The two former subsidiaries manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased. The change in ownership resulted in a gain on disposal of $2.3 million. See Item 4 “Information on the Company – Capital Expenditures and Divestitures – Divestitures.”

     The Foundation is managed by independent trustees and operates entirely independently of us. We do not control the activities of the Foundation in any way and, since February 16, 2001, we have not controlled the activities of the two former subsidiaries. In particular, the trustees are responsible for the effective management of claims against the former subsidiaries and for the investment of its assets. We have no economic interest in either the Foundation or the two former subsidiaries and have no entitlement to the proceeds of any investments or surplus, which may occur. Equally, we do not believe we would have any liability should future asbestos-related liabilities of the two former subsidiaries exceed the funds available to those entities or the Foundation.

     In total, we recorded income from discontinued operations of $85.1 million, $2.5 million and $8.9 million in fiscal years 2003, 2002 and 2001, respectively. See Note 17 to our consolidated financial statements included in Item 18 in this Form 20-F for additional information on the results of our discontinued operations.

Revenue Recognition and Changes in Accounting Principle

     Effective April 1, 2000, we changed our method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements.” This change in policy resulted in a charge for the cumulative effect of change in accounting principle of $1.2 million after tax in the first quarter of fiscal year 2001.

     In fiscal year 2003, we adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires us to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the period in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123,” we have elected to recognize stock-based compensation using the retroactive restatement method. Under this change in accounting method, we have restated our consolidated financial statements for all years presented to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after March 31, 1995. See Note 18 to our consolidated financial statements in this Form 20-F for full disclosures required under SFAS Nos. 123 and 148.

     In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. As permitted under SFAS No. 145, we have early adopted the provisions of this standard effective April 1, 2002. As a result of the early retirement of $60.0 million of our long-term debt, we incurred charges of $9.9 million related to a make-whole payment paid to the noteholders on December 23, 2002. Accordingly, this amount has been included in interest expense in the current year rather than as an extraordinary item.

Impact of Recent Accounting Pronouncements

Goodwill and Intangible Assets

     In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. The adoption of this standard, effective April 1, 2002, had no material impact on our consolidated financial statements.

Asset Retirement Obligations

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. We have determined that the adoption of this standard will not have a material impact on our consolidated financial statements.

Impairment of Long-Lived Assets

     In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued and became effective April 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” however, it retains the requirement that long-lived assets be tested for recoverability when events or changes in circumstances indicated carrying amounts may not be recoverable. The adoption of this standard had no material impact on our consolidated financial statements.

Cost Associated with Exit or Disposal Activities

     In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” It requires companies to recognize costs associated with exit or disposal activities when they are incurred rather then at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on our consolidated financial statements.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

     In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 applies to new or modified guarantees issued after December 31, 2002. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities

     In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, and 2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 applies to variable interest entities established after December 31, 2002. The adoption of FIN 46 did not have a material impact on our consolidated financial statements.

Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity

     In May 2003, the FASB issued SFAS No. 150, “Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Liquidity and Capital Resources

     We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

     We had cash and cash equivalents of $55.1 million as of March 31, 2003. At that date we also had credit facilities totaling $412.8 million of which $173.8 million was outstanding. Our credit facilities are all uncollateralized and consist of the following:

	Effective Interest		Principal
	Rate at	Total Facility at	Outstanding at
	March 31,	March 31,	March 31,
Description	2003	2003	2003

	(In millions)
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$165.0	$165.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin can be repaid and redrawn until maturity in November 2005	N/A	120.8	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in October 2003	N/A	117.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in December 2003	4.80%	9.5	8.8

Total		$412.8	$173.8

     As a consequence of the completion of the sale of our Gypsum business on April 25, 2002, we were technically not in compliance as of that date with certain pre-approval covenants of our US$ noncollateralized note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of our Gypsum business. In connection with such amendment, we prepaid $60.0 million in principal amount of the notes. As a result of the early retirement, we incurred a $9.9 million make-whole payment charge, which has been charged to interest expense during fiscal year 2003.

Cash Flow

     Net operating cash inflows were $64.8 million, $76.6 million and $94.6 million in fiscal years 2003, 2002 and 2001, respectively. The major reason for the $11.8 million decrease in cash flow for fiscal year 2003 was the increase in operating profit, which was partially offset by the gain on disposal of subsidiaries and businesses and other non-cash charges. This net increase was offset by changes in working capital balances, which primarily reflect increases in inventories and accounts payable and accrued liabilities. The major reason for the $18.0 million decrease in cash flow for fiscal year 2002 was the decrease in operating profit, resulting primarily from the fall in gypsum wallboard selling prices. Also contributing to the decrease in cash flow were many large customers making early payments in March 2001, which would have otherwise been received in fiscal year 2002.

     Cash flows from net investing activities were $237.9 million inflow, $77.2 million outflow and $162.9 million outflow in fiscal years 2003, 2002 and 2001, respectively. Net investing cash inflows increased in fiscal year 2003 primarily due to proceeds of $383.4 million mainly from the sale of our Gypsum business and Las Vegas land, which was partially offset by a $57.1 million payment related to the transfer of ABN 60 and higher capital expenditures in fiscal year 2003. Net investing cash outflows decreased by $85.7 million in fiscal year 2002 primarily due to lower capital expenditures in fiscal year 2002. This decrease was partially offset by the payment in fiscal year 2002 to purchase the fiber cement assets of Cemplank, Inc. in December 2001. Also, a payment in fiscal year 2001 of $31.2 million on the establishment of the Foundation was not repeated in fiscal year 2002.

     Cash flows from net financing activities were a $279.4 million outflow, $40.8 million outflow and $1.3 million inflow in fiscal years 2003, 2002 and 2001, respectively. The increase in outflow in fiscal year 2003 was primarily due to a $109.7 million decrease in proceeds from the issuance of shares, a $72.3 million increase in repayments of capital and a $42.6 million increase in net repayments of borrowings. The increase in outflow in fiscal year 2002 was primarily due to repayments of borrowings, which was only partially offset by the issuance of shares on August 1, 2001.

     While there can be no assurance, we believe that cash flow from operations, funds from the disposal of our Gypsum business and funds from our credit facilities will be adequate to meet our cash flow requirements for the next 12 months.

Capital Expenditures

     Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2003, 2002 and 2001 were $90.2 million, $50.8 million and $115.6 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.

     Significant capital expenditures in fiscal year 2003 included the completion of a second line at our plant in Peru, Illinois. In addition, we commenced construction on our second production line at our Waxahachie, Texas plant and a pilot roofing products plant at Fontana, California; and began our upgrade to our Blandon, Pennsylvania plant, all of which are scheduled for completion in fiscal year 2004. Significant capital expenditures in fiscal year 2002 included the addition of a second line at our plant in Waxahachie, Texas and the addition of a second line at our plant in Peru, Illinois. Significant capital expenditures in fiscal year 2001 included the construction of a fifth U.S. fiber cement plant in Peru, Illinois, a sixth plant in Waxahachie, Texas, the new trim line in Cleburne, Texas and the first Hardie® Pipe’s plant in Plant City, Florida. See Item 4 “Information on the Company – Capital Expenditures and Divestitures.”

Contractual Obligations

	Payments due by Fiscal Year

			2005 to	2007 to
(In millions of US dollars)	Total	2004	2006	2008	Thereafter

Long-Term Debt	$165.0	$—	$43.3	$35.2	$86.5
Operating Leases	88.2	10.2	18.2	16.0	43.8

Total	$253.2	$10.2	$61.5	$51.2	$130.3

     See Notes 11 and 14 to our consolidated financial statements in Item 18 in this Form 20-F for further information regarding long-term debt and operating leases, respectively.

Inflation

     We do not believe that inflation has had a significant impact on our results of operations for the three years presented.

Seasonality and Quarterly Variability

     Earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the quarter ending March is usually affected by a slowdown due to summer vacations. In the Philippines, construction activity diminishes during the wet season from June to September. In Chile, we also experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Research and Development

     For fiscal years 2003, 2002 and 2001, our expenses for research and development were $18.1 million, $14.1 million and $14.5 million, respectively.

     We have invested heavily in research and development, with a focus primarily on fiber cement. We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. By investing in process technology, we aim to keep reducing our capital and operating costs, and at the same time find new ways to make existing and new products.

     Our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at all plants by improving manufacturing processes, raw materials yields and machine productivity.

Outlook

     The short-term outlook for housing construction in the United States remains positive. New housing approvals remain at historically high levels, the inventory of new homes for sale remains at historically low levels and there is a 3-6 month backlog of orders for new homes. Prices of new and existing homes also remain at historically high levels and the outlook for inflation and interest rates is also encouraging. The U.S.-based National Association of Home Builders recently reported at its Construction Forecast Conference that housing construction in 2003 is likely to either equal or surpass last year’s exceptional rate of 1.7 million units. Over the medium-term, the fundamental drivers of housing demand also continue to look positive with demographic factors such as immigration, internal migration and household formation all suggesting strong demand for housing over the medium to longer term.

     Our USA Fiber Cement business expects to continue to win market share across its product range. Our increased focus on the repair and remodel market, new products, continued penetration against vinyl in the north and new strategic marketing initiatives should help drive top line growth and further strengthen our overall market position.

     In Australia, the housing sector is continuing to show signs of slowing which is expected to lead to softer demand, although strong growth in renovations and in commercial applications is forecast to continue. Additionally, the Australian Fiber Cement business is expected to perform satisfactorily as it implements a range of initiatives to increase demand and reduce costs. In New Zealand, demand is expected to remain relatively solid in the short-term but some softening is expected later in the year. In the Philippines, while we expect that the business will continue to grow share domestically, regional economic uncertainty continues to cloud the outlook for both domestic and export demand. The business has in place a number of initiatives to further reduce manufacturing costs.

     In Chile, further market penetration and share growth is expected as awareness of our expanded product range continues to grow. Our Hardie® Pipe business is continuing to increase production to meet growing demand, and further improvements in operating efficiency are expected.

Item 6 Directors, Senior Management and Employees

Board Practices and Senior Management

Board Structure

     We have a multi-tiered board structure. This structure consists of our Managing Board, our Supervisory Board and our Joint Board.

     Our Managing Board currently includes only executive officers and is responsible for managing our general affairs, operations and finance, including our treasury. Our CEO, Mr. Peter Macdonald, chairs our Managing Board. Mr. Folkert Zwinkels has also been nominated to replace Mr. Don Cameron on our Managing Board and will be subject to appointment at our 2003 Annual General Meeting August 13, 2003.

     Our Supervisory Board currently includes only non-executive Directors, including the Chairman, Mr. Alan McGregor, and is responsible for advising and supervising our Managing Board based on the best interests of our company, including the interests of our shareholders.

     Our Joint Board currently includes all of the members of our Supervisory Board, i.e. the Chairman of our Supervisory Board and the non-executive Directors, as well as the Chairman of our Managing Board, i.e. our CEO. In its role and composition, our Joint Board is James Hardie’s equivalent of a full board of directors of a U.S. or an Australian public company and is generally referred to as the Board.

     The Chairman of our Joint Board must be an independent, non-executive Director and cannot be an executive of James Hardie. Our Joint Board must always include a two-thirds majority of non-executive Directors.

Board Mission and Responsibilities

     A key responsibility of our Board is determining strategy and monitoring company performance. To this end, our company adopts a 3-year business plan and a 12-month operating plan. Financial results and performance are closely monitored against the operating plan. Our Board also ensures that our company has in place effective external disclosure policies and procedures so that shareholders and the financial market are fully informed on all matters that might influence our share price. The core responsibility of directors is to exercise their business judgment in the best interest of our company and our shareholders. Directors must fulfill their fiduciary duties to shareholders in compliance with all applicable laws and regulations. As appropriate, directors will also take into consideration the interests of other stakeholders in our company, including employees, customers, creditors and others with a legitimate interest in our company’s affairs. In discharging their duties, directors are provided direct access to and may rely upon our company’s senior executives and outside advisors and auditors. Board committees and individual directors may seek independent professional advice at our company’s expense for the purposes of the proper performance of their duties.

Qualifications

     Directors should possess qualifications, experience and expertise, which will assist the Board in fulfilling their responsibilities, as well as assist our company in achieving future growth. Directors must also be able to devote a sufficient amount of time to prepare for and effectively participate in board and committee meetings.

     Members of our Supervisory Board, who are elected by our shareholders, and members of our Managing Board (other than our Chief Executive Officer) are elected for a three-year term. In each case, such terms expire at the end of the third annual meeting of shareholders, following election.

Tenure

     The Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of our company and our shareholders. Limits on tenure may cause the loss of experience and expertise that is an important contributor to the long-term growth and prosperity of our company. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and the needs of our company. Under Netherlands’ law, Directors must retire upon reaching 72 years of age.

Standard of Performance

     There are performance and evaluation processes for directors that are conducted by the Nominating and Governance Committee and these are important factors in determining nominations for re-election as well as for selecting nominees for new directors.

Independence

     All of the non-executive Directors, including the Chairman, currently meet the independence criteria proposed by the ASX, SEC and NYSE.

     Directors are expected to bring their independent views and judgment to the Board and must declare any potential or actual conflicts of interest. At least two-thirds majority of the directors must be independent and the office of

Chairman and Chief Executive Officer cannot be held by the same person simultaneously other than in special circumstances and/or for a short period of time.

     In determining the independence of directors and whether a director has a material relationship with our company or another party that might impair their independence, the Board considers all relevant facts and circumstances, including the following:

•	company stock owned, either directly or indirectly by the director;

•	compensation received by the director or a family member (other than amounts received for service to the Board);

•	employment by our company (or any of our affiliates) of the director or a family member, whether such employment is current or in the past;

•	business relationships between (i) the director or a family member or any business entity associated with them and (ii) any of our company’s auditors, advisors, vendors, or other business entities or individuals providing services to our company;

•	any interlocking board or other company committee relationships; and

•	any other direct or indirect relationship between the director and our company that may be material.

     The Nominating and Governance Committee reviews the applicable definitions and director independence on a continuous basis.

Meetings

     The Joint and Supervisory Boards generally meet between five and eight times each year and board committees meet as required to fulfill their responsibilities. At each Board meeting, the Supervisory Board conducts sessions without any members of our company’s management present. The Board has an annual program of visiting company facilities and spending time with line management, customers and suppliers to better understand our business and the markets in which we operate. The Audit Committee meets a minimum of once a quarter to conduct business pursuant to its charter, to review quarterly financial results and releases, and to discharge its other responsibilities.

Director Orientation

     Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the boards on such matters as may be requested or appropriate for the fulfillment of the directors’ duties. Typically, a new director will undergo an extensive orientation including:

•	visits to company facilities, meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	their rights, duties and responsibilities; and

•	the role of board committees.

     Similar induction and orientation programs are in place for executives and employees and are tailored according to seniority and position.

Management Succession

     The Board has developed and periodically revises management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or emergency.

The members of our Supervisory Board, Managing Board and Joint Board and our executive officers are as follows:

Name	Age	Position	Term Expires

Supervisory Board
Alan McGregor	66	Chairman of the Joint Board and Chairman of the Supervisory Board	2004
Michael Brown	57	Member of the Joint Board and the Supervisory Board	2005
Meredith Hellicar	49	Member of the Joint Board and the Supervisory Board	2003
Michael Gillfillan	55	Member of the Joint Board and the Supervisory Board	2003
James Loudon	60	Member of the Joint Board and the Supervisory Board	2005
Gregory Clark	60	Member of the Joint Board and the Supervisory Board	2005
Peter Cameron	52	Nominee to the Joint Board and the Supervisory Board	(2)
Donald McGauchie	53	Nominee to the Joint Board and the Supervisory Board	(2)

Managing Board
Peter Macdonald	50	Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board	(1)
Folkert Zwinkels	34	Treasurer and Nominee to the Managing Board	(2)
Other Executive Officers
Louis Gries	49	Executive Vice President Operations
Phillip Morley	55	Chief Financial Officer
Don Merkley	40	Executive Vice President — Research and Development
Peter Shafron	42	Senior Vice President — Finance and Legal and Company Secretary
Dave Merkley	40	Executive Vice President — Manufacturing and Engineering
Greg Baxter	42	Executive Vice President
Tom Koch	46	Vice President — Human Resources and Organizational Development & Training

(1)	Pursuant to our Articles of Association, as long as Mr. Macdonald remains our Chief Executive Officer, he will remain a member of our Managing Board.

(2)	Nomination subject to appointment at our 2003 Annual General Meeting on August 13, 2003.

Directors

     Alan McGregor, AO is Chairman of our Joint Board and Supervisory Board. Mr. McGregor is also a member of our Audit Committee, Nominating and Governance Committee (Chairman) and Remuneration Committee (Chairman). Mr. McGregor joined James Hardie in 1989 as a non-executive Director and became Chairman in 1995, and was appointed to our Joint and Supervisory Board in September 2001. Mr. McGregor has a distinguished career in the law and as a director and chairman of a number of large Australian public companies. He is Chairman of Burns Philp & Co. Ltd, the Australian Wool Testing Authority Ltd, the Center for Independent Studies and a board or committee member of a number of charitable and community organizations. He is a former Chairman of FH Faulding & Co Ltd. Mr. McGregor received an M.A. in Economics and Law from the University of Cambridge in the United Kingdom and a Bachelor of Laws from the University of Adelaide in Australia.

     Michael Brown is a member of our Joint Board and Supervisory Board and Audit Committee (Chairman). Mr. Brown joined James Hardie as a non-executive Director in September 1992 and was appointed to our Supervisory Board in October 2001. Mr. Brown has broad executive experience in finance, accounting and general management in Australia, Asia and the U.S. He is Chairman of Repco Corporation and of Energy Developments Ltd and Vice President of the Royal Blind Society of New South Wales. He was Group Finance Director of Brambles Industries Limited from 1995 to 2000; prior to that he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.

     Meredith Hellicar is a member of our Joint Board and Supervisory Board. Ms. Hellicar is also a member of our Remuneration Committee and Nominating and Governance Committee. Ms. Hellicar joined James Hardie as a non-executive Director in May 1992 and was appointed to our Supervisory Board in October 2001. She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services. She is a Director of AMP Limited, Southern Cross Airports Group and HCS Limited, Chairman of The Sydney Institute and HLA Envirosciences Pty Limited and a board or committee member of several charitable organizations. Ms. Hellicar is also a member of the Australian Takeovers Panel. Ms. Hellicar was Chief Executive Officer of Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd.

     Michael Gillfillan is a member of our Joint Board and Supervisory Board, Audit Committee and Nominating and Governance Committee. Mr. Gillfillan joined James Hardie as a non-executive Director in August 1999 and was appointed to our Supervisory Board in September 2001. He provides James Hardie with considerable knowledge of U.S. capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank. He was recently appointed a Director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA and is a partner at Meriturn Partners, LLC. Mr. Gillfillan received a B.A. in History from the University of California, Berkeley and an MBA from the University of California, Los Angeles.

     James Loudon was appointed as a member of our Joint Board and Supervisory Board in July 2002. Mr. Loudon is also a member of our Audit Committee and Nominating and Governance Committee. Mr. Loudon first joined our company as a consultant to the Board in March 2002. He has held management positions in finance and investment banking and senior roles in the transport and construction industries. He is currently Deputy Chairman of Caledonia Investments Plc, a non-executive Director of Malayan Cement Berhad, Chairman of the Blue Circle Pension Fund Investment Committee and Governor of the University of Greenwich. He served as Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 until 2001 and prior to that he was the first Vice-President of Finance for Blue Circle’s companies in the United States. Mr. Loudon received an MBA from the Stanford Graduate School of Business.

     Gregory Clark was appointed as a member of our Joint Board and Supervisory Board in July 2002. Dr. Clark first joined our company as a consultant to the Board in December 2001. He is also a member of our Nominating and Governance Committee. He has a distinguished background in science and business, specializing in the development and commercialisation of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding young Australian scientist. Dr. Clark is currently Vice Chairman of Knowledge Universe, a private company that operates and invests in companies in the technology, health and education industries. Dr. Clark is also currently a technology adviser to a number of financial institutions. He served as President and Chief Operating Officer of U.S. based Loral Space and Communications LLC from 1998 to 2000. Prior to that he was President of News Corporation’s News Technology Group and a member of News Corporation’s Executive Committee. Dr. Clark received a PhD in Physics from the Australian National University.

     Peter Macdonald is our Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board. Mr. Macdonald joined James Hardie in 1993 as General Manager of James Hardie’s Australian fiber cement business and was appointed President of our U.S. operations in 1994. He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999. His career includes more than 20 years’ experience in building and construction markets in the Americas, Asia and Australia. Prior to joining James Hardie, Mr. Macdonald held senior roles at CSR Ltd and Metal Manufactures Ltd. Mr. Macdonald received a Bachelor of Commerce and Administration from Victoria University, New Zealand and an MBA from Pepperdine University.

\

Director Nominees

     Peter Cameron has been nominated to our Joint Board and Supervisory Board and is subject to appointment at our 2003 Annual General Meeting. Mr. Cameron has been involved in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions, and has a wealth of commercial and corporate advisory experience. He is Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston. Mr. Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm Allens Arthur Robinson. In addition, he is a member of the Australian Takeovers Panel. Mr. Cameron has a Bachelor of Arts and Bachelor of Laws from the University of Sydney.

     Donald McGauchie has been nominated to our Joint Board and Supervisory Board and is subject to appointment at our 2003 Annual General Meeting. Mr. McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to the Australian Government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr. McGauchie is Chairman of Rural Finance Corporation of Victoria, Deputy Chairman of Ridley Corporation and the Australian Wool Testing Authority Limited. He is also a Director of Telstra Corporation Limited, The Reserve Bank of Australia and National Foods Limited. Mr. McGauchie has submitted his resignation as Director of GrainCorp Limited, effective July 2003 having been a director since 1995. Mr. McGauchie was Chairman of Woolstock Australia Ltd from 1999 - 2002 and President of the National Farmers Federation from 1994 - 1998.

     Folkert Zwinkels is our Treasurer and has been nominated to our Managing Board. Mr. Zwinkels’ nomination is subject to appointment at our 2003 Annual General Meeting. Mr. Zwinkels joined James Hardie in October 2001 as Treasury Manager and was appointed Treasurer of James Hardie in January 2003. Before joining James Hardie, he was Treasury Manager for Reichhold Chemicals and prior to that he held a number of financial positions at ING Barings and ABN AMRO. Mr. Zwinkels is fluent in Dutch and English, and also speaks German. In addition, he is a member of the Dutch Association of Corporate Treasurers. Mr. Zwinkels has a Bachelor of Business Administration from Erasmus University in Rotterdam and an MBA from University of Bradford.

Executive Officers

     Louis Gries is our Executive Vice President — Operations. Mr. Gries joined James Hardie as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993 and Executive Vice President — Operations in January 2003. Mr. Gries is responsible for operations, sales and marketing in the Americas, Asia Pacific and Europe. He previously held senior management positions with United States Gypsum Company (“USG”). He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.

     Phillip Morley is our Chief Financial Officer. Mr. Morley joined James Hardie as Chief Accountant in October 1984 and served as Financial Controller from 1988 - 1995 and Executive General Manager Building Services from 1995 - 1997. He was appointed Chief Financial Officer in 1997. Before joining James Hardie, Mr. Morley held senior positions in finance and management at Swift & Co Ltd and Pfizer Corporation. He is a Chartered Accountant and has a Bachelor of Economics and an MBA from the University of Sydney.

     Don Merkley is our Executive Vice President — Research and Development. Mr. Merkley joined James Hardie in 1993 as Manager of the Plant City fiber cement plant in Florida and was appointed U.S. Product Development Manager in 1997. In 2002, he was made Executive Vice President — Research and Development and in January 2003, his role was expanded to give him responsibility for our FRC Pipes businesses in Australia and the U.S., as well as our emerging Roofing business in the U.S. Mr. Merkley is also involved in reviewing business development opportunities. Before joining James Hardie, Mr. Merkley held senior positions with USG in various engineering-related roles. He has a Bachelor of Science in Engineering from Arizona State University.

     Peter Shafron is our Senior Vice President — Finance and Legal and Company Secretary. Mr. Shafron joined James Hardie in August 1993 and served as Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. He was appointed Senior Vice President — Finance and Legal in November 2002. Before joining James Hardie, Mr. Shafron was an associate with the Australian law firm, Allen Allen & Hemsley.

He has a Bachelor of Arts from the Australian National University and a Bachelor and Master of Laws from the University of Sydney; he is currently finalizing studies toward an MBA from Pepperdine University. Mr. Shafron is admitted to practice law in Australia and California.

     Dave Merkley is our Executive Vice President — Manufacturing and Engineering. Mr. Merkley joined James Hardie in 1994 as Plant Manager of the Fontana fiber cement operation in California. Other roles Mr. Merkley has held include: Manager, Research and Development 1994 to 1996; Plant Manager, Plant City 1996 to 1998, Process Development Manager 1998 to 2000, Operations Manager for Building Products USA and Vice President – Manufacturing. In 2002, Mr. Merkley was made Executive Vice President — Manufacturing and Engineering, with global responsibility and in January 2003 his role was expanded to include additional responsibilities, including Human Resources. Prior to joining James Hardie, Mr. Merkley held various senior engineering positions in the civil construction industry. Mr. Merkley has a Bachelor of Science in Construction from Arizona State University.

     Greg Baxter is an Executive Vice President who joined James Hardie in November 1996. His role involves strategic planning, corporate and public affairs, investor and media relations, and government relations and corporate development projects. He was a founding director of the Australasian Investor Relations Association and was voted Australian Investor Relations Officer of the Year in 2001, and again in 2002, when James Hardie also won the Grand Prix for Best Overall Investor Relations by an ASX-100 Company.

     Tom Koch is our Vice President of Human Resources and Organizational Development who joined James Hardie in August 2002. He has led Human Resources divisions of General Electric, Home Depot and PepsiCo for large multi-site populations in multiple industries. He received an MBA in Management Science and a BBA in Personnel and Industrial Relations from the University of North Texas. In 2001, Mr. Koch was nominated Orange County, California, Human Resources Executive of the Year.

     Don Merkley and Dave Merkley are brothers. None of the other persons above maintain any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Compensation

Remuneration

     The aggregate amount of compensation that JHI NV paid to, or accrued with respect to, members of our Supervisory Board, our Managing Board and our Joint Board and to our executive officers (15 persons, in aggregate), in their capacities as members of JHI NV’s boards and/or corporate officers in fiscal year 2003 was approximately $9.1 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits and stock options.

     The tables below set forth the compensation for those non-executive and executive Directors who served on the JHI NV Board during the fiscal year ended March 31, 2003 and for our five most highly compensated current officers of JHI NV during the fiscal year ended March 31, 2003, excluding JHI NV directors:

Non-Executive Directors
	Directors’ Cash		JHI NV
	Fees	Superannuation	Stock (1)	Total
Name	US$	US$	US$	US$

A.G. McGregor	$129,832	$21,097	$10,000	$160,929
M.R. Brown	38,833	6,764	10,000	55,597
M. Hellicar	28,833	5,461	20,000	54,294
M.J. Gillfillan	38,833	—	10,000	48,833
J. R. H. Loudon	26,667	—	10,000	36,667
G. J. Clark	—	—	50,000	50,000
Former Director:
M.M. Koffel	11,225	—	—	11,225

Total compensation for non-executive Directors	$274,223	$33,322	$110,000	$417,545

Executive Directors
				Superannuation	Shadow
			Total Cash	and Other	Share and	Expatriate
	Base pay	Bonuses	Pay	Benefits	Options (3)	Benefits
Name	US$	US$	US$	US$	US$	US$

P. D. Macdonald	$775,000	$1,409,200	$2,184,200	$25,182	$467,399	$—
Former director:
D. E. Cameron	218,325	87,110	305,435	20,406	1,630	154,482

Total compensation for executive Directors	$993,325	$1,496,310	$2,489,635	$45,588	$469,029	$154,482

Executive Officers
						Relocation
						Allowances
				Superannuation	Shadow	and Other
			Total Cash	and Other Benefits	Share &	Non-
	Base pay	Bonuses	Pay	(2)	Options (3)	recurring
Name	US$	US$	US$	US$	US$	US$

L. Gries	$390,846	$763,270	$1,154,116	$82,843	$155,942	$—
P.G. Morley	313,740	395,605	709,345	162,569	290,446	109,483
Don Merkley	255,577	384,625	640,202	47,267	92,100	—
P.J. Shafron	303,556	334,715	638,271	55,162	202,192	37,291
Dave Merkley	249,231	348,579	597,810	50,269	62,667	—

(1)	The annual allocation to non-executive Directors of JHI NV stock to the value of $10,000 was approved by shareholders at the last Annual General Meeting held on July 19, 2002. The non-executive Directors can elect to take additional stock in lieu of fees.

(2)	Gross up of tax on the increase/decrease in investment value of superannuation is included for expatriate executives.

(3)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

     We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the Hardiplan Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (the “401(k) Plan”) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $12,000 and have the amount of such reduction contributed to the 401(k) Plan, with the exception of highly compensated employees who are limited to 14% of their total compensation. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s salary or base compensation. The Hardiplan Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.

     On December 3, 2002 and December 17, 2001, JHI NV granted options to purchase 4,037,000 shares and 4,248,417 shares of our common stock, respectively, at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan.

     On October 19, 2001, the effective date of the 2001 Reorganization, we confirmed JHI NV’s Economic Profit Incentive Plan. The Economic Profit Incentive Plan provides incentive compensation, in the form of year-end bonus payments, to certain of our officers and key employees based on the participant’s achievement of mutually agreed upon individual performance objectives and the achievement by the participant’s economic profit center or centers of certain target profit levels.

     In addition, as part of the 2001 Reorganization, we amended the JHIL 1998 Executive Stock Incentive Plan, the JHIL 2000 Executive Stock Incentive Plan and the James Hardie Inc. Shadow Stock Plan, such that JHI NV’s common stock served as the benchmark for determining cash payments at maturity as opposed to JHIL’s common stock. The JHIL Key Management Equity Incentive Plan (“KMEIP”) was terminated as of October 19, 2001 and was replaced with the JHI NV KMEIP Option Plan. See the section below entitled “Option Ownership.”

     At our Annual General Meeting on July 19, 2002, our shareholders approved a Supervisory Board Share Plan (“SBSP”), which requires that all non-executive Directors on our Joint Board and Supervisory Board receive our shares as payment for a portion of their director fees. This plan requires that our Directors take at least $10,000 of their fees in shares, but Directors may receive additional fees in shares at their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year holding lock, where members of the Supervisory Board must retain those shares for at least two years following issue. The issue price for the shares will be at market value at the time of issue. No loans will be entered into by the Company in relation to the grant of shares pursuant to the SBSP.

Directors’ Service Contracts

     Mr. Macdonald, member of our Managing Board, has an employment agreement with us pursuant to which he is compensated for his services as an executive officer. Mr. Macdonald’s agreement provides for benefits upon termination and is described below. None of our Supervisory Board members has a service contract with us.

Peter Macdonald

     Mr. Macdonald serves as Chief Executive Officer, Chairman of the Managing Board and Member of the Joint Board. We have entered into an Executive Service Agreement with Peter Macdonald pursuant to which he serves as one of the Members of our Managing Board and as our Chief Executive Officer and as Chief Executive Officer of several of our subsidiaries. Mr. Macdonald’s current agreement took effect on November 1, 2002 and expires on October 31, 2005. This agreement states that if Mr. Macdonald’s employment is terminated by us without cause or if he terminates his employment for certain good reasons, he will receive two (2) years severance pay which includes a salary equal to his annual salary at the time of his departure plus an annual bonus equal to the bonus he received in the prior year and certain additional benefits.

Audit Committee, Nominating and Governance Committee and Remuneration Committee

Audit Committee

     Our Audit Committee is comprised of Mr. Brown (Chairman), Mr. McGregor, Mr. Gillfillan and Mr. Loudon and its responsibilities include:

•	overseeing the adequacy and effectiveness of accounting and financial policies and controls, including having periodic discussions with management, external auditors and internal auditors and assuring compliance with relevant regulatory and statutory requirements;

•	overseeing our financial reporting process and reporting on the results of our activities to the Joint Board. Specifically, our Audit Committee reviews with management and the external auditors our annual and quarterly financial statements and reports to our shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements. In addition, our Audit Committee reviews material accounting policies, any off balance sheet transactions and material litigation on as needed or quarterly basis. The Chair of our Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews;

•	discussing with our external auditors the overall scope and plans for its audit activities, including staffing, contractual arrangements and fees. Our Audit Committee reviews all audit reports provided by the external auditor, including an annual report from the external auditor on its independence. In addition, the committee specifically approves or establishes approval policies or procedures for any proposed audit and non-audit activity by the providers of the external audit;

•	discussing with our internal auditors the overall scope and plans for its audit activities and reviewing all internal audit reports; and

•	reviewing the performance of our external auditor annually, with the ability to recommend to the Joint Board any changes to the appointment it deems appropriate.

Nominating and Governance Committee

      The Nominating and Governance Committee’s responsibilities include:

•	continuously evaluating and refining our corporate governance processes;

•	evaluating individual Director performance;

•	evaluating, at least annually, the performance of each board and its committees;

•	recommending candidates for re-election;

•	considering issues regarding board composition and size; and

•	identifying and screening candidates for election or appointment to our boards.

          Members of the Nominating and Governance Committee are: Mr. McGregor (Chairman), Mr. Gillfillan, Mr. Loudon, Ms. Hellicar and Mr. Clark.

Remuneration Committee

     Our Joint Board established a Remuneration Committee to institute appropriate controls in the remuneration of senior executives and non-executive Directors and advise it on remuneration policies and practices. The

Remuneration Committee is comprised of Mr. McGregor (Chairman) and Ms. Hellicar. Mr. Martin Koffel, a former director and consultant to the Joint Board, also serves as a consultant to the committee. The Remuneration Committee’s membership is limited to independent directors and its responsibilities include:

•	reviewing and approving our Chief Executive Officer’s remuneration package and evaluating his performance each year;

•	reviewing and approving the annual remuneration policy guidelines for other senior executives;

•	recommending the granting of stock options or other forms of equity-based compensation;

•	approving any significant changes in remuneration policy, superannuation, or executive and employee incentive plans;

•	considering changes in non-executive Directors’ compensation; and

•	overseeing succession planning for senior management positions including the Chief Executive Officer.

Employees

     As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Year Ended March 31,

	2003	2002	2001

Continuing Operations
Fiber Cement:
United States	1,500	1,177	1,140
Australia	539	611	709
New Zealand	248	255	260
Philippines	209	175	210
Chile	91	66	40
Pipes (United States and Australia)	162	42	44
International Business Development (Europe)	30	1	3

Total Fiber Cement	2,779	2,327	2,406

Research & Development, including Technology	107	51	58
General Corporate	34	34	57
Discontinued Businesses
Gypsum	—	590	635
Windows	—	—	601

Total Employees	2,920	3,002	3,757

     As of the end of fiscal year 2003, of the 2,920 people we employ, 476 are members of labor unions: 383 in Australia and 93 in New Zealand. Management believes it has a satisfactory relationship with these unions and there are currently no labor disputes. See “Risk Factors – If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business, financial condition and results of operations may be adversely affected” in Item 3.

Share Ownership

     The number of shares of common stock of JHI NV beneficially owned by each director and executive officer as of May 31, 2003 was:

	Number of Shares	Percent of
Name	Beneficially Owned	Class (1)

Alan McGregor (2)	8,613,635	1.88%
Meredith Hellicar	5,709	*
Michael Brown	11,641	*
Michael Gillfillan	51,641	*
Gregory Clark	6,688	*
James Loudon	1,641	*
Peter Cameron (3)	6,000	*
Donald McGauchie (3, 5)	3,000	*
Peter Macdonald	661,000	*
Phillip Morley	183,484	*
Folkert Zwinkels (4)	—	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock. In addition, Messrs. L. Gries, Don Merkley, Dave Merkley and P. Shafron beneficially own less than 1% of our shares of common stock.

(1)	Based on 457,570,481 shares of common stock at May 31, 2003, which were all issued in the form of CUFS.

(2)	Includes 5,121,200 shares held in the Andrew Thyne Reid Charitable Trust and 3,490,794 shares held in a discretionary family trust. Mr. McGregor may be deemed to be the beneficial owner of these shares, although Mr. McGregor disclaims such beneficial ownership.

(3)	Nominees to our Joint Board and Supervisory Board.

(4)	Nominee to our Managing Board.

(5)	Consists of shares held in the McGauchie Superfund, of which Mr. McGauchie is a trustee.

None of the shares held by any of the Directors or executive officers has any special voting rights.

Option Ownership

     As of May 31, 2003, the number of shares of JHI NV common stock that each Director and executive officer has an option to purchase were:

	Number of
	Shares
	Underlying
	Options			Expiration
Name	Owned		Exercise Price	Date

Peter Macdonald	1,200,000	(1)	A$3.3931/share (2, 3)	November 2009
	624,000	(4)	A$4.9731/share (2, 3)	July 2011
	1,950,000	(5)	A$5.9196/share (3)	July 2012
Louis Gries	80,349	(6, 7)	A$3.3431/share (2, 3)	November 2009
	262,523	(6, 8)	A$3.3031/share (2, 3)	November 2010
	324,347	(9)	A$5.2696/share (3)	December 2011
	325,000	(10)	A$6.66/share	December 2012
Don Merkley	48,209	(6, 7)	A$3.3431/share (2, 3)	November 2009
	138,170	(6, 8)	A$3.3031/share (2, 3)	November 2010
	170,709	(9)	A$5.2696/share (3)	December 2011
	200,000	(10)	A$6.66/share	December 2012
Dave Merkley	48,209	(6, 7)	A$3.3431/share (2, 3)	November 2009
	82,902	(6, 8)	A$3.3031/share (2, 3)	November 2010
	102,425	(9)	A$5.2696/share (3)	December 2011
	200,000	(10)	A$6.66/share	December 2012
Phillip Morley	273,134	(9)	A$5.2696/share (3)	December 2011
	134,300	(10)	A$6.66/share	December 2012
Peter Shafron	170,709	(9)	A$5.2696/share (3)	December 2011
	200,000	(10)	A$6.66/share	December 2012

(1)	JHIL granted a nonqualified stock option to Mr. Macdonald on November 17, 1999 under the JHIL Peter Donald Macdonald Share Option Plan. That option was terminated and replaced by this stock option to purchase shares of JHI NV common stock. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan” below.

(2)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(3)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(4)	JHIL granted a nonqualified stock option to Mr. Macdonald on July 12, 2001 under the JHIL Peter Donald Macdonald Share Option Plan 2001. That option was terminated and replaced by this stock option to purchase shares of JHI NV common stock. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan 2001” below.

(5)	This option was granted to Mr. Macdonald on July 19, 2002 under the Peter Donald Macdonald 2002 Share Option Plan.

(6)	This nonqualified stock option to purchase shares of JHI NV common stock under the JHI NV 2001 Equity Incentive Plan was granted on October 19, 2001 in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “— Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(7)	Options vest and become exercisable in two equal installments in November 2003 and 2004.

(8)	Options vest and become exercisable in three equal installments in November 2003, 2004 and 2005.

(9)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in three installments: 25% on December 17, 2002; 25% on December 17, 2003 and 50% on December 17, 2004.

(10)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in three installments: 25% on December 3, 2003; 25% on December 3, 2004 and 50% on December 3, 2005.

Equity Plans

Peter Donald Macdonald Share Option Plans

     Mr. Macdonald was granted an option to purchase 1,200,000 shares of our common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan as a replacement for options previously granted by JHIL. As with the original JHIL option grant, this stock option will vest and become exercisable in three equal installments of 400,000 shares on November 17, 2002, 2003 and 2004, and will immediately vest in full if there is a change in control, if Mr. Macdonald’s employment is terminated by us without cause, if Mr. Macdonald dies during the term of his executive service agreement or if his executive service agreement expires. The option will expire on the first to occur of November 17, 2009 or six months after the date on which Mr. Macdonald dies or ceases to be employed by us, unless earlier terminated under the terms of the plan. The replacement option contains the same additional terms as in the original JHIL option grant. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

     Mr. Macdonald was granted an option to purchase 624,000 shares of our common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001 as a replacement for options previously granted by JHIL. The replacement options will become exercisable for 468,000 shares on the first business day on or after July 12, 2004, if our total shareholder returns (essentially our dividend yield and common stock performance) from July 12, 2001 to that date is at least equal to the median total shareholder returns for the companies comprising our peer group, as determined by our Joint Board (the “Initial Performance Milestone”). In addition, the replacement options will become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in our total shareholder returns ranking above the median total shareholder returns for our peer group (up to a total of 156,000 additional shares). If any options remain unexercisable on that date because the applicable test for total shareholder returns is not satisfied, then on the first business day of each month occurring from that day until the first business day on or after July 12, 2006, our total shareholder returns will again be compared with that of our peer group to determine if any previously unvested options vest according to the applicable test described above. The options may become exercisable early upon a change of control, dismissal of Mr. Macdonald without cause, the death of Mr. Macdonald during the term of his service contract or upon expiration of his service contract, if at the time of such event the Initial Performance Milestone has been attained or exceeded. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

     Under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr. Macdonald was granted an option to purchase 1,950,000 shares of our common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of our common stock on the first business day on or after July 19, 2005, if our total shareholder returns from July 19, 2002 to that date is at least equal to the median total shareholder returns for the companies comprising our peer group, which is comprised of those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in our total shareholder returns ranking above the median total shareholder returns for our peer group 19,500 shares become exerciseable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for total shareholder returns is not satisfied, then on the first business day of each month occurring from that day until the first business day on or after July 19, 2007, our total shareholder returns will again be compared with that of our peer group to determine if any previously unvested options vest according to the applicable test described above. The options may become exercisable early upon a change of control, dismissal of Mr. Macdonald without cause, the death of Mr. Macdonald during the term of his service contract or upon expiration of his service contract, if at the time of such event the Initial Performance Milestone has been attained or exceeded. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 for the November 2002 return of capital.

2001 Equity Incentive Plan

     Under our 2001 Equity Incentive Plan (the “Equity Incentive Plan”), our employees, including employees of our subsidiaries and officers who are employees, but not including any member of our Managing Board or Supervisory Board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. The Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The Equity Incentive Plan was approved by our Joint Board subject to implementation of the consummation of our 2001 Reorganization.

     An aggregate of 45,077,100 shares of common stock have been made available for issuance under the Equity Incentive Plan, provided that such number (and any awards granted) will be subject to adjustment in the event of a stock split, stock dividend or other changes in our common stock or capital structure or our restructuring. Our ADSs evidenced by ADRs and our common stock in the form of CUFS will be equivalent to and interchangeable with our common stock for all purposes of the Equity Incentive Plan, in the case of ADRs on a proportionately adjusted basis to account for the ratio of outstanding common stock or CUFS in relation to outstanding ADRs. The following options to purchase shares are outstanding as of May 31, 2003:

•	options to purchase 2,625,433 shares of our common stock awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan;

•	options to purchase 3,054,204 shares of our common stock that were granted to employees in December 2001; and

•	options to purchase 3,870,000 shares of our common stock that were granted to employees in December 2002.

     Our Remuneration Committee administers the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, our Joint Board or Remuneration Committee are authorized to determine who may participate in the Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Joint Board or Remuneration Committee will have the exclusive power to interpret the Equity Incentive Plan and to adopt such rules and regulations as it may deem necessary or appropriate for purposes of administering the Equity Incentive Plan. Subject to certain limitations, our Joint Board or Remuneration Committee will be authorized to amend, modify or terminate the Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

     The purchase or exercise price of any award granted under the Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Joint Board or Remuneration Committee. Our Joint Board or Remuneration Committee, in its discretion, may allow cashless exercises of awards or may permit us to assist in the exercise of options.

     Stock Options. Under the Equity Incentive Plan, our Joint Board or Remuneration Committee is authorized to award nonqualified options to purchase shares of common stock as additional employment compensation. The Equity Incentive Plan does not allow us to grant options qualified as “incentive stock options” under Section 422 of the U.S. Internal Revenue Code of 1986, as amended. Options shall be exercisable over such periods as may be determined by our Joint Board or Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Joint Board or Remuneration Committee. Options will be evidenced by notices of option grants authorized by our Joint Board or Remuneration Committee. No option may be transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.

     Performance Awards. Our Joint Board or Remuneration Committee, in its discretion, may award performance awards to an eligible person contingent on the attainment of criteria specified by our Joint Board or Remuneration Committee. Performance awards will be paid in the form of cash, shares of common stock or a combination of both. Our Joint Board or Remuneration Committee will determine the total number of performance shares subject to an award, and the terms and the time at which the performance shares will be issued.

     Restricted Stock Awards. Under the Equity Incentive Plan, our Joint Board or Remuneration Committee may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as our Joint Board or Remuneration Committee may determine. Shares of such restricted stock may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. Our Joint Board or Remuneration Committee shall determine the conditions or restrictions of any restricted stock awards, which may include restrictions on requirements of continued employment, individual performance or our financial performance or other criteria.

     Stock Appreciation Rights. Under the Equity Incentive Plan, our Joint Board or Remuneration Committee also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right shall entitle the participant to receive from us an amount payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the positive difference between the fair market value of a share of common stock on the date of exercise and the grant price, or such lesser amount as our Joint Board or Remuneration Committee may determine.

     Dividend Equivalent Rights. Dividend equivalent rights, defined as a right to receive payment with respect to all or some portion of the cash dividends that are or would be payable with respect to shares of common stock, may be awarded in tandem with stock options, stock appreciation rights or other awards under the Equity Incentive Plan. Our Joint Board or Remuneration Committee will determine the terms and conditions of these rights. The rights may be paid in cash, shares of common stock or other awards.

     Other Stock-Based Benefits. Our Joint Board or Remuneration Committee may award other benefits that by their terms might involve the issuance or sale of common stock or other securities of JHI NV, or involve a benefit that is measured by the value, appreciation, dividend yield or other features attributable to a specified number of shares of our common stock or other securities, including but not limited to stock payments, stock bonuses and stock sales.

     Effect of Change in Control. The Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Joint Board as of the effective date of the Equity Incentive Plan, or individuals who became members of our Joint Board after the effective date of the Equity Incentive Plan whose election or nomination for election was approved by a majority of such individuals (or, in the case of Directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute at least a majority of the members of our Joint Board or (3) there occurs the consummation of certain mergers, the sale of substantially all of our assets or our complete liquidation or dissolution.

Executive Share Purchase Plan

     Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by dividend income earned by, and capital returns from, the collateralized shares. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. No shares were issued to executives under the Plan during fiscal years 2003, 2002 and 2001.

Economic Profit Incentive Plan

     We maintain an Economic Profit Incentive Plan, which provides incentive compensation to certain of our directors, officers and key executives. These designated executives are entitled to receive bonus payments upon the accomplishment of certain economic profit target levels of our company and certain other mutually agreed upon personal objectives. Our Economic Profit Incentive Plan is a variable pay plan, which links our company’s economic profit to bonus payments to certain key individuals. The target bonus is paid to the participant at the end of the year if the economic profit target is met. If the economic profit target is exceeded, the participant earns a bonus greater than their target bonus, however only one-third of the excess bonus is paid to the participant at the end of the year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the economic profit target is met in these years, or is reduced if the economic profit target is not met. This arrangement distinguishes between sustained performance and one-time performance and encourages participants to maintain a long-term view.

Employment Agreements

     Under our compensation plan, we enter into employment agreements with our most senior executive officers. The amounts paid under these agreements are listed above. The terms of these agreements provide for an annual base salary, potential annual bonus payment pursuant to our Economic Profit Incentive Plan, and various benefits and expense reimbursements consistent with other executives. These agreements also include restrictive covenants to protect our trade secrets, as well as non-competition and non-solicitation of our employees for a specified period in the event the executive is no longer employed by us.

Item 7 Major Shareholders and Related Party Transactions

Major Shareholders

     At May 31, 2003, all issued and outstanding JHI NV shares were listed on the Australian Stock Exchange in the form of CHESS Units of Foreign Securities (“CUFS”). CUFS represent beneficial ownership of JHI NV shares and CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

     To our knowledge, based on substantial shareholder notices filed with the Australian Stock Exchange as of May 31, 2003, the following table identifies those shareholders who beneficially own 5% or more of our common stock and their holdings as of the date of their last respective notices:

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding

Commonwealth Bank of Australia (and subsidiaries)	73,067,576	16.00%
Merrill Lynch Investment Managers Ltd.	24,096,241	5.28%
AMP Limited and its related bodies corporate	28,155,895	6.16%

     Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001 and increased its interest in JHI NV to 16.00% at October 31, 2002, the date of its last notice.

     Merrill Lynch began purchasing JHIL common stock in April 1999. Through subsequent periodic purchases, Merrill Lynch gradually increased its interest in JHIL to 9.14% in February 2001, but has reduced its interest in JHI NV to 5.28% at October 9, 2002, the date of its last notice.

     AMP Limited increased its percentage ownership interest in JHIL to approximately 6% in May 2001 before reducing its holding below 5% in October 2001. However, through subsequent periodic purchases, AMP Limited gradually increased its holdings in JHI NV to 6.16% at December 10, 2002, the date of its last notice.

     Credit Suisse First Boston became a substantial shareholder on June 4, 2001, with an interest in approximately 5% of JHIL’s outstanding shares and increased its interest in JHI NV to 6.08% at December 13, 2002 before reducing its holdings in JHI NV below 5% in May 2003.

     Deutsche Bank AG on July 23, 2002 announced its interest in 5.24% of our outstanding shares before reducing its holding in JHI NV below 5% in September 2002.

     Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

Other Security Ownership Information

     At May 31, 2003, 0.47% of the outstanding shares of common stock of JHI NV were held by 62 holders with registered addresses in the United States. In addition, at May 31, 2003, 0.19% of the outstanding shares of JHI NV were represented by JHI NV ADRs held by 12 holders, 11 holders with registered addresses in the United States. A total of 0.66% of the outstanding capital stock of JHI NV was owned by 73 United States holders as of May 31, 2003.

Related Party Transactions

Existing Loans to our Directors and Directors of our Subsidiaries

     Loans receivable totaling $197,130 were outstanding from Directors of JHI NV and its subsidiaries under the terms and conditions of the Plan at March 31, 2003. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by shares issued under the Plan. No new loans to Directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to the existing loans have been made since December 1997. Repayments totaling $95,239 were received in fiscal year 2003 in respect of the Plan from such Directors.

     During fiscal year 2003, a Director of JHI NV subsidiaries was appointed with a loan of $28,541. During fiscal year 2003, certain Directors of our subsidiaries resigned from James Hardie with loans totaling $201,840 outstanding at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

     The following table sets forth the names of JHI NV and its subsidiaries’ Directors and the loan amounts outstanding for each such Director as of March 31, 2003. All figures are in U.S. dollars.

March 31,
Director	2003

A.T. Kneeshaw	$10,409
P.D. Macdonald	17,515
R. H. Markam (1)	23,364
P.G. Morley	103,449
D.A.J. Salter	21,574
G.A. Stanmore (1)	20,819

Total	$197,130

(1)	As of May 31, 2003, such Directors resigned from James Hardie.

Payments Made to Directors and Director Related Entities of our Subsidiaries

     Payments of $11,350 for the year ended March 31, 2003 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a Director of a number of our company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

     Payments of $164,056 for the year ended March 31, 2003 were made to Pether and Associates Pty Ltd, technical contractors. J.F. Pether is a Director of a subsidiary of our company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

     In addition, we purchased goods or services in the ordinary course of business from entities in which some of the current members of our Supervisory Board have some involvement, but not a pecuniary interest. Martin Koffel, a former member of our Joint Board and Supervisory Board, is Chairman and Chief Executive of URS Corporation, from which James Hardie purchases engineering services. All transactions were negotiated in accordance with usual commercial terms and conditions. It is not considered that Mr. Koffel had significant influence over these transactions.

Consulting Fees Paid to Directors

     Prior to joining our Joint Board and Supervisory Board in July 2002, Dr. Clark and Mr. Loudon served as consultants to our Board. Dr. Clark began to act as our consultant in December 2001, and we paid him approximately $14,168 in consulting fees in fiscal year 2003. Mr. Loudon began to act as our consultant in March 2002, and we paid him approximately $10,974 in fiscal year 2003.

Transactions Related to the Foundation

     In 1998, we entered into lease agreements with JH & Coy whereby we lease, on a long-term basis, fiber cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately $2.7 million per year. All of the leases expire on October 31, 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

Item 8 Financial Information

     See Item 4 “Information on the Company – Legal Proceedings,” Item 18 “Financial Statements” and pages F-1 through F-41.

Item 9 Listing Details

Price History

     Prior to the restructuring completed in October 2001, there was no public market for shares of JHI NV common stock, nor was there a market for JHI NV ADRs. Shares in JHIL, which represented substantially the same operations, assets and liabilities as those of JHI NV prior to our 2001 Reorganization, were traded on the Australian Stock Exchange and over-the-counter as ADRs. One JHIL ADR represented two JHIL shares. After October 19, 2001, one JHI NV ADR represents five JHI NV shares.

     JHIL shares were exchanged for JHI NV shares represented by CUFS shares on October 19, 2001. See Item 4 “Information on the Company — History and Development of the Company.”

     The high and low trading prices of JHI NV CUFS on the Australian Stock Exchange are as follows (Note: Prices listed after October 19, 2001 represent JHI NV CUFS; prices listed prior to October 19, 2001, represent JHIL shares):

	High		Low

Period	(A$)	(US$)	(A$)	(US$)

Fiscal year ended:
March 31, 2003	7.06	3.96	5.56	3.12
March 31, 2002	6.77	3.47	4.19	2.15
March 31, 2001	4.65	2.58	3.36	1.87
March 31, 2000	4.62	2.98	3.21	2.07
March 31, 1999	5.21	3.24	2.93	1.82
Fiscal quarter ended:
March 31, 2003	7.06	4.17	5.81	3.43
December 31, 2002	6.89	3.84	5.92	3.30
September 30, 2002	6.90	3.78	5.56	3.05
June 30, 2002	6.56	3.62	5.90	3.25
March 31, 2002	6.77	3.31	5.72	2.79
December 31, 2001	6.01	3.25	4.25	2.30
September 30, 2001	6.30	3.23	3.77	1.94
June 30, 2001	5.37	2.76	4.19	2.15
Month ended:
May 31, 2003	6.90	4.49	6.31	4.11
April 30, 2003	6.60	4.02	5.84	3.55
March 31, 2003	6.59	3.95	5.81	3.49
February 28, 2003	7.06	4.17	6.26	3.70
January 31, 2003	6.88	4.01	6.34	3.70
December 31, 2002	6.89	3.88	6.17	3.47

     The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

     The high and low trading prices of JHI NV ADRs on the New York Exchange after October 19, 2001, the effective date of the 2001 Reorganization, are as follows:

	High	Low
Period	(US$)	(US$)

Fiscal year ended:
March 31, 2003	19.95	15.29
March 31, 2002	17.95	11.10
Fiscal quarter ended:
March 31, 2003	19.95	17.75
December 31, 2002	18.85	16.30
September 30, 2002	18.70	15.29
June 30, 2002	18.86	16.05
March 31, 2002	17.95	14.85
December 31, 2001	15.39	11.10
Month ended:
May 31, 2003	22.90	19.80
April 30, 2003	19.70	18.25
March 31, 2003	18.90	17.65
February 28, 2003	19.95	19.00
January 31, 2003	19.65	18.65
December 31, 2002	18.85	17.55

     Prior to the 2001 Reorganization, JHIL ADRs traded over the counter. Because historically the JHIL ADRs have not been actively traded, complete trading price information is not readily available. However, we believe that the trading price of the JHIL ADRs generally reflect the price of the underlying JHIL shares represented thereby, as well as any transaction costs associated with the ADRs.

     During the twelve months ended May 31, 2003, an average of 1,523,352 JHI NV CUFS were traded daily on the Australian Stock Exchange.

     During the twelve months ended May 31, 2003, an average of 664 JHI NV ADRs were traded daily on the New York Stock Exchange.

Trading Markets

     Prior to the restructuring, JHIL shares traded on the Australian Stock Exchange. After the restructuring was completed in October 2001, our securities became listed and quoted on the following stock exchanges:

Common stock (in the form of CUFS)	Australian Stock Exchange
ADRs	New York Stock Exchange

     We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Trading on the Australian Stock Exchange

     The Australian Stock Exchange is headquartered in Sydney, Australia, with branches located in each state capital. Our CUFS trade on the Australian Stock Exchange under the symbol JHX. The Australian Stock Exchange is a publicly listed company with trading being undertaken by brokers registered under the Australian Corporations Act 2001. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the Australian Stock Exchange is generally effected electronically on the third business day following the trade. This is undertaken through CHESS (Clearing House Electronic Sub-register System), which is the clearing and settlement system operated by the Australian Stock Exchange.

Trading on the New York Stock Exchange

     In the United States, five JHI NV CUFS equal one JHI NV ADR. Our ADRs trade on the New York Stock Exchange under the symbol JHX. Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADRs should be directed to The Bank of New York, depository for our ADRs, at The Bank of New York, ADR Department, 101 Barclay Street, New York, New York 10286 or at its website located at www.adrbny.com or contact: Bank of New York, Investor Relations, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, toll free telephone number for USA domestic callers: 1-888-BNY-ADRs, non-USA callers can call: 610-312-5315 or email: shareowners@bankofny.com.

Item 10 Additional Information

General

     We were originally incorporated in 1998 as a private company with limited liability, or “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”). By notarial deed dated July 24, 2001, we changed our name to James Hardie Industries N.V. and by the same deed we changed our legal form into that of a “naamloze vennootschap” (an “N.V.”), a public limited liability company under Dutch law.

     Our corporate seat is in Amsterdam, The Netherlands and we have offices at The Atrium, 4th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands. We are registered at the trade register of the Chamber of Commerce and Industry for Amsterdam, The Netherlands under number 34106455.

Key Provisions of our Articles of Association of JHI NV

Purpose of our company

     Our purposes are:

•	to participate in, to take an interest in any other way in and to conduct the management of business enterprises of whatever nature;

•	to raise funds through the issuance of debt or equity or in any other way and to finance third parties;

•	to provide guarantees, including guarantees for the debts of third parties; and

•	to perform all activities that are incidental to or which may be conducive to, or connected with, any of the foregoing.

Issuance of Shares; Preemptive Rights

     Pursuant to Dutch law and our Articles of Association, the authority to issue shares and to grant rights to subscribe for shares, such as options, and to limit or exclude preemptive rights is vested in our shareholders as a group, unless our shareholders have delegated this authority to another corporate body. Such delegation is valid for a maximum period of five years, but may be renewed at any time prior to its expiration.

     Our Supervisory Board has been delegated the authority to issue shares and to grant rights to subscribe for shares, such as options, and to limit or exclude preemptive rights for a period expiring on August 15, 2006. After August 15, 2006, shares and rights to subscribe for shares may be issued, and preemptive rights may be limited or excluded by our Supervisory Board, provided it has again been delegated this authority by our shareholders (such delegation shall be for a maximum period of five years), or by our shareholders. We plan to ask our shareholders to delegate this authority to our Supervisory Board again prior to the expiration of the period ending on August 15,

2006. It is anticipated that our Supervisory Board will eliminate preemptive rights with respect to any and all issuances of shares of common stock during such period.

     Shares of common stock must be issued for a subscription price at least equal to their nominal value and at least 25% of the nominal value must have been paid up at the time of issuance.

     As a Dutch company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Dutch law prohibits anyone, whether or not a director or employee of the issuer, from trading in or bringing about transactions in the securities of the issuer while in possession of inside, non-public information and from passing on inside information or recommending a transaction while in possession of inside information. Under Australian law, persons are prohibited from trading on the basis of undisclosed, price-sensitive information regarding a company’s securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Dutch, Australian and U.S. laws and regulations.

Repurchase of Shares

     At the proposal of our Joint Board, we may acquire shares, subject to certain provisions of Dutch law and of our Articles of Association, if and insofar as (1) shareholders’ equity, less the amount to be paid for the shares acquired, is not less than the sum of the paid and called up part of our issued share capital, plus any reserves required to be maintained by Dutch law or our Articles of Association, (2) the aggregate par value of the shares of our capital which we or our subsidiaries acquire, already hold or on which we or they hold a right of pledge, amounts to no more than one-tenth of the aggregate par value of the issued share capital and (3) our shareholders, as a group, have authorized our Managing Board to acquire such shares. Neither we nor any of our subsidiaries may vote shares that are held by them or us.

     At the July 19, 2002 annual general meeting, our Managing Board was authorized to acquire shares of our capital for a period expiring on January 19, 2004. After January 19, 2004, shares in our capital may be acquired if our Managing Board has again been authorized to do so by our shareholders (such authorization may be for a maximum period of 18 months). We intend to ask our shareholders in our August 2003 Annual General Meeting to renew the authorization of the Managing Board to acquire shares in our capital, such on terms substantially identical as the July 19, 2002 authorization.

Reduction of Share Capital

     Upon the proposal of our Joint Board, our shareholders as a group have the power to effect a reduction of share capital by deciding to (i) cancel shares, or depositary receipts related to shares, acquired by us in our own share capital, or (ii) to reduce the nominal value of our shares, subject to applicable statutory provisions, with or without a partial repayment or release. In case of a partial repayment or release, these must be made pro rata to all shares. The pro rata requirements may be waived by agreement of all shareholders concerned.

Shareholders Meetings and Voting Rights

     Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. Meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each of our fiscal years. These meetings take place in either Amsterdam, The Hague or Rotterdam. Additional meetings of shareholders may be held as often as our Joint Board, our Managing Board or our Supervisory Board deems necessary or upon the call of (1) holders of shares of common stock jointly representing at least 5% of our issued share capital, (2) at least 100 holders of shares of common stock or one shareholder representing at least 100 CUFS holders or any relevant combination thereof so that the request of at least 100 persons is taken into account or (3) any one member of either the Managing, Joint or Supervisory Boards. Our Articles of Association also provide that an information meeting of shareholders must be undertaken prior to each general meeting, which must be held in Australia.

     We give notice of each meeting of shareholders by mail and by way of an announcement in a nationally distributed newspaper in The Netherlands. Such notice is given no later than the 28th day prior to the day of the meeting and includes or is accompanied by an agenda identifying the business to be considered at the meeting. We currently are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Holders of shares of common stock represented by CUFS are provided notice of general meetings of shareholders and other communications with shareholders by us, and the ADR depositary, The Bank of New York, provides our ADR holders with such notices and communications. CHESS Depositary Nominees Pty Ltd (“CDN”), or we on behalf of CDN, may deliver to CUFS holders instruction forms allowing the CUFS holders to instruct CDN how to vote at a meeting. Similarly, the ADR depositary may deliver to ADR holders instruction forms allowing the ADR holders to direct the ADR depositary on how to instruct CDN to vote at a meeting. In order for CUFS holders to attend general meetings of shareholders in person, such holders need not withdraw the shares of common stock represented by the CUFS, but must follow such rules and procedures as may be established by the CUFS Subregistrar and our share registry. CUFS holders may request CDN to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN. In order for ADR holders to attend general meetings of shareholders in person, such holders will have to convert their ADRs into CUFS and, in doing so, must follow the procedures set forth in the deposit agreement and such rules and procedures as may be established by the ADR depositary.

     Each share of common stock entitles the holder thereof to one vote on each matter to be voted upon by the shareholders. Holders of CUFS will be entitled to attend and to speak, but not vote, at our shareholders meetings. Holders of ADRs will neither be entitled to attend or speak, nor be entitled to vote, at our general meetings of shareholders.

     Unless otherwise required by our Articles of Association or Dutch law, resolutions of the general meeting of shareholders will be validly adopted by an absolute majority of the votes cast at a meeting at which at least 5% of our issued share capital is present or represented. Except where expressly stated otherwise in this Form 20-F, all references here and elsewhere herein to actions by the shareholders, or shareholders as a group, are references to actions taken by way of such a resolution at a meeting of shareholders.

     Dutch law and our Articles of Association currently do not impose any limitations on the rights of persons who are not resident of The Netherlands to hold or vote shares of common stock, solely as a result of such non-resident status.

Annual Report

     Our fiscal year runs from April 1 through March 31. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Managing Board must make available to our shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report must be submitted to the shareholders for adoption. The annual report, including the management report, is prepared in English and, in the case of the JHI NV and its subsidiaries’ consolidated accounts, according to U.S. GAAP, and in the case of JHI NV’s accounts, according to accounting principles generally accepted in The Netherlands (“Dutch GAAP”).

Indemnification

     Our Articles of Association provide that we shall generally indemnify any person who is or was a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, and who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of such person’s duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Dividends

     All calculations to determine the amounts available for dividends or other distributions are based on our statutory accounts, which are, as a holding company, different from our consolidated accounts and which are prepared in accordance with Dutch GAAP because we are a Dutch company. Because we are a holding company and have no operations of our own, we are dependent on dividends or other distributions from our subsidiaries to fund any cash dividends.

     The profits of JHI NV in any financial year, if any, shall first be retained by way of a reserve in such amount as determined by our Supervisory Board. The remaining portion of the profits shall be at the disposal of our Joint Board for further allocation to our reserves or if permitted by Dutch law and our Articles of Association, be made available for distribution as a dividend to the holders of shares of common stock, or a combination thereof. Our Joint Board may also declare interim dividends as permitted by Dutch law and our Articles of Association.

     We may not make any distribution, whether out of our profits as an interim dividend, out of our general share premium reserve or out of any other reserves that are available for shareholder distributions under Dutch law, if the distribution would reduce shareholders’ equity to an amount less than the sum of the paid and called up part of our issued share capital, plus certain reserves that are required to be maintained by Dutch law and our Articles of Association. Distributions may, at the discretion of our Joint Board, be made in cash or in shares or other securities, such as a stock dividend, provided that our shareholders as a group are authorized to make distributions in shares or other securities, if and so long as our Joint Board has not been delegated the authority to issue shares and rights to subscribe for shares. See “Issuance of Shares; Preemptive Rights.”

     Cash dividends and other distributions that have not been collected within five years and two days after the date on which they became due and payable will revert to us.

     JHIL historically paid dividends to its shareholders. JHI NV’s Joint Board determines whether to declare a dividend and the amount of any such dividend. The Joint Board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADR depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in U.S. dollars. The ADR Depositary (Bank of New York) receives dividends in U.S. dollars directly from JHI NV on each CUFS dividend payment date and will distribute any dividend to holders of ADRs in U.S. dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered as at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

Amendment of Articles of Association

     Our Articles of Association may be amended by our shareholders by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.

Liquidation Rights

     In the event of our dissolution and liquidation, and after we have paid all debts and liquidation expenses, all assets available for distribution shall be distributed to our holders of shares of common stock pro rata based on the number of shares of common stock held by such holders. As a holding company, our sole material assets are the capital stock of our subsidiaries. Therefore, in the event of a dissolution or liquidation, we will either distribute the capital stock of our subsidiaries or sell such stock and distribute the net proceeds thereof, or liquidate such subsidiaries and distribute the net proceeds thereof, after satisfying our liabilities.

Limitations on Right to Hold Common Stock

     Subject to certain exceptions, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares: (1) the number of shares of our common stock in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above

20% and below 90% of the issued and outstanding share capital of JHI NV or (2) the voting rights which any person, directly or indirectly, is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders. The purpose of this prohibition is to ensure that the principles which underpin the Australian Corporations Act 2001 takeover regime are complied with in a change of control, namely that: (1) the acquisition of control over our company takes place in an efficient, competitive and informed market; (2) the holders of the shares of our common stock or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in our company, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal and (3) as far as practicable, the holders of the shares of our common stock or CUFS inter alia all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in our company. The exceptions to this prohibition set forth in our Articles of Association generally include:

•	acquisitions that result from acceptances under a takeover bid, which complies with the Articles of Association, including the principles set forth above;

•	acquisitions which result in a person’s voting power increasing by not more than 3% in a six-month period;

•	acquisitions which are consistent with the principles set forth above, conform to the other takeover principles set out in the Articles of Association (adjusting those principles as appropriate to meet the particular circumstances of the acquisitions) and have received the prior approval of the Supervisory Board; and

•	acquisitions approved at a general meeting of shareholders, subject to certain requirements being satisfied in relation to voting and the provision of information.

     The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person holds a relevant interest thereby constituting a breach of the provisions. If a person has a relevant interest that constitutes a breach of the prohibition, JHI NV has several powers available to it under our Articles of Association. These include powers to require the disposal of our common stock, disregard the exercise of votes and suspend dividend rights. These powers will only extend to that number of shares of common stock, which result in the prohibition being breached.

     The Supervisory Board may cause JHI NV to exercise these powers if JHI NV has first obtained a judgment from a court of competent jurisdiction that a breach of the prohibition has occurred and is continuing. Alternatively, these powers may also be exercised without having recourse to the courts if certain procedures in relation to obtaining legal advice are followed. Our right to exercise these powers by complying with these procedures must be renewed by shareholder approval every five years or such powers will lapse. If renewed, confirmation of this renewal must be made by lodgement of a declaration by the Joint Board with the relevant authority in accordance with Dutch law.

     Furthermore, if JHI NV becomes subject to the law of any jurisdiction, which applies so as to regulate the acquisition of control and the conduct of any takeover of our company, JHI NV shall consult promptly with the ASX to determine whether, in the light of the application of such law:

(i) ASX requires an amendment to the takeover provisions in our Articles of Association to comply with the ASX Listing Rules as then in force; or

(ii) any waiver of the ASX Listing Rules permitting the inclusion of the takeovers provisions has ceased to have effect.

     In either case, the Managing Board shall put to a general meeting of shareholders a proposal to amend our Articles of Association so as to make them, to the fullest extent permitted by law, consistent with the ASX Listing Rules.

     Although these provisions of our Articles of Association may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of our company.

Disclosure of Holdings

     Holders of shares of our common stock, including those shares represented by CUFS or ADRs, may become subject to notification obligations under the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995, the “Dutch Securities Act”). Those obligations are summarized below. You are advised to consult your own legal advisers to determine whether the obligations apply to you.

     Under the Dutch Securities Act, certain persons must notify the Netherlands Authority for the Financial Markets (the “AFM”) or “Stichting Autoriteit Financiele Markten” of any transaction in our shares of our common stock, CUFS, ADRs or ADSs or related securities. Notification must be made within ten days of the end of the calendar month in which the transaction was made, using a form that can be obtained from the AFM (P.O. Box 11723, 1001 GS Amsterdam, The Netherlands, telephone +31 (20) 553 52 00). The AFM keeps a public register of all notifications received.

     Persons who must notify the AFM of transactions in our shares, ADRs or related securities include:

•	persons who directly or indirectly hold more than 25% of JHI NV’s outstanding share capital;

•	spouses of such greater than 25% shareholders and persons running a joint household with such greater than 25% shareholders; and

•	managing and supervisory directors of such greater than 25% shareholders and their spouses and persons running a joint household with them.

     The notification obligation applies in respect of transactions, which the person has made himself and, in addition to transactions incited or solicited by him, transactions in respect of which he has given aid, opportunity, means or information and transactions, which he has otherwise brought about. In case of non-observance of the notification obligations of the Dutch Securities Act, criminal (including fines and imprisonment) or administrative sanctions (including fines) may be imposed.

     Shareholders are required to notify us of acquisitions of 5% or more of our outstanding securities and of any further change of 1% or more of our outstanding securities. In addition, pursuant to our Articles of Association, we have the power to require our shareholders and CUFS holders to provide (and to procure any other relevant person to provide) to us information about the identity of persons who have relevant interests in our securities and the details of that interest. These provisions are intended to mirror the tracing of beneficial ownership provisions of the Australian Corporations Act 2001, which would not have applied statutorily to us as a Dutch company absent a specific provision in our Articles of Association.

     Finally, shareholders are subject to beneficial ownership reporting disclosure requirements under U.S. securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the U.S. Securities and Exchange Commission (the “SEC”). The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADRs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADRs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership-reporting requirement applies whether or not the holders are U.S. residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.

Material Contracts

Agreements Related to the Sale of James Hardie Gypsum, Inc.

     On March 12, 2002, we entered into a definitive agreement to sell our Gypsum business to BPB U.S. Holdings, Inc. (“BPB”). The transaction closed on April 25, 2002. As part of the sale transaction, we entered into the following agreements:

•	a Stock Purchase Agreement between BPB and James Hardie Inc., dated March 12, 2002, pursuant to which James Hardie Inc. sold all of its outstanding stock in James Hardie Gypsum, Inc. and Western Mining and Minerals, Inc. to BPB for $345.0 million cash. In addition, we agreed to customary indemnification obligations related to our representations and warranties in the agreement. Our indemnification obligations generally extend for 2 years from the closing date, arise only if claims exceed $5 million in the aggregate and are limited to $100 million in the aggregate. In addition, we agreed to indemnify BPB for any future liabilities for asbestos-related injuries to persons or property arising from our former Gypsum business. Although we are not aware of any asbestos-related claims arising from the Gypsum business, nor of any circumstances that may give rise to claims, under the stock purchase agreement our obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of the sale of our Gypsum business; and

•	an Unconditional Guaranty dated March 12, 2002 from JHI NV to BPB pursuant to which JHI NV guaranteed the entire obligation of James Hardie Inc. under the Stock Purchase Agreement.

     On April 25, 2002, James Hardie Inc. and James Hardie Gypsum, Inc. entered into the Continued Mining and Reclamation agreement whereby James Hardie Inc. granted to James Hardie Gypsum, Inc. continuing mining rights with respect to our gypsum mine located in Las Vegas, Nevada for a maximum of 18 months, with a further period of six months to remove stockpiled ore and equipment. We had previously contracted to sell the Las Vegas mine and associated properties to a third party in June 2001, and that sale was completed in March 2003. See Item 4 “Information on the Company – Recent Developments.”

Agreements Related to the Acquisition of Cemplank, Inc.’s Manufacturing Assets

     On December 12, 2001 James Hardie Building Products, Inc. (“JHBP”) acquired the manufacturing assets of Cemplank, Inc. As part of that transaction we entered into the following agreements:

•	an Asset Purchase Agreement between JHBP and Cemplank, Inc. dated December 12, 2001 pursuant to which JHBP acquired equipment, inventory, accounts receivable, intellectual property and other assets of Cemplank for $40.8 million cash. In addition, we assumed certain contractual rights and obligations of Cemplank, Inc.;

•	a Know-How License and Technical Support Agreement dated December 12, 2001 among JHBP, Cemplank, Inc., Redco SA and Manasco SA pursuant to which JHBP was granted a non-exclusive, royalty free license to use intellectual property required at the manufacturing sites; and

•	Lease Agreements dated December 12, 2001 between JHBP and Cemplank, Inc. pursuant to which JHBP leases the land and improvements at the Blandon, Pennsylvania and Summerville, South Carolina manufacturing sites for $54,062 and $72,083 per month, respectively, under leases expiring on December 31, 2021 with options to extend and renew those leases for six additional terms of five years each. During fiscal year 2003, we purchased the manufacturing sites at Blandon, Pennsylvania and Summerville, South Carolina for $7.6 million and $10.0 million, respectively. As a result, we no longer have these lease agreements between JHBP and Cemplank, Inc.

     Notes. In November 1998, we issued $225.0 million of noncollateralized notes as part of a seven-tranche private placement facility. Principal repayments are due in seven installments on specified dates that commence on

November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively. Interest is payable in May and November each year. The notes are issued by JHIF BV and JHI NV guarantees the principal and interest of the notes. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify certain covenants in connection with the sale of our Gypsum business in April 2002, and, in connection with this amendment, we prepaid $60.0 million in principal amount of the notes.

     Revolving Loan Facility. Under the Revolving Loan Agreements among JHIF BV as borrower, JHI NV as guarantor, and James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have an Australian dollar-denominated noncollateralized revolving loan facility providing for borrowings up to A$200.0 million that can be repaid and redrawn until maturity in November 2005. Interest is recalculated at the commencement of each drawdown period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders. As of March 31, 2003, there was $120.8 million (A$200.0 million) available under this revolving loan facility and the weighted average interest rate was 2.29% and 5.98% as of March 31, 2002 and 2001, respectively. This loan facility was novated to the current parties on December 16, 2002.

     Stand-by Loan Facility. Under the 364 Day Standby Loan Agreements among JHIF BV, as borrower, JHI NV as guarantor, and James Hardie Australia Investco Pty Limited, James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have short-term noncollateralized stand-by loans that allow us to borrow up to $117.5 million. As of March 31, 2003, the loans had a maturity date of April 30, 2003 and we had not drawn down any of the available loans. During April 2003, we renegotiated the facilities to extend the maturity date to October 30, 2003. As of March 31, 2001, the weighted average interest rate on our outstanding borrowings under the loans was 5.82%. JHI NV guarantees the principal and interest under the standby loans. This loan facility was novated to the current parties on December 16, 2002.

Exchange Controls

     There are no legislative or other legal provisions currently in force in The Netherlands or arising under our Articles of Association restricting remittances to our security holders not resident in The Netherlands. Cash dividends payable in U.S. dollars on our common stock may be officially transferred from The Netherlands and converted into any other convertible currency.

     There are no limitations, either by Dutch law or in our Articles of Association, on the right of non-residents of The Netherlands to hold or vote our common stock.

Taxation

     The following summarizes the material Dutch and U.S. tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law, and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Netherlands Taxation,” this summary does consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws upon which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.

     This discussion does not bind either the U.S. or Dutch tax authorities, or the courts of those jurisdictions. Except as noted, we have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax agencies about matters in this summary. We cannot assure you that such tax agencies will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or The Netherlands would likewise concur.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

United States Taxation

     The following is a summary of the material U.S. federal income tax consequences generally applicable to “U.S. Shareholders” (as defined below) that invest in shares of our common stock and hold the shares as capital assets. For purposes of this summary, “U.S. Shareholders” means: (1) citizens or residents of the United States (as defined for U.S. federal income tax purposes); (2) corporations created or organized in or under the laws of the United States or any of its political subdivisions; (3) estates whose income is subject to U.S. federal income taxation regardless of its source and (4) trusts if (i) a court in the United States can exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons can control all of the substantial decisions of the trust.

     This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, such as financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle, or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock and (3) the application of other U.S. federal taxes, such as the U.S. federal estate tax. The summary is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.

     Treatment of ADRs. For U.S. federal income tax purposes, a holder of an ADR is considered the owner of the shares of stock represented by the ADR. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADRs.

     Taxation of Distributions. The tax treatment of a distribution on shares of our common stock held by a U.S. Shareholder depends on whether such distribution is from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a U.S. Shareholder will include such amount in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a U.S. Shareholder will treat such amount first as a non-taxable return of capital to the extent of the U.S. Shareholder’s tax basis in such shares, and any excess amount will be treated and taxed as a capital gain. See the discussion of “Capital Gains Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.

     Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under recently enacted U.S. tax laws. For tax years beginning after December 31, 2002, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the U.S. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a prescribed period of time (generally a 120-day period beginning 60 days before the ex-dividend date of a distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “foreign investment company”, a “passive foreign investment company” or a “foreign personal holding company” (each of which is discussed below) in either the taxable year of the distribution or the preceding tax year.

     Distributions to U.S. Shareholders that are treated as dividends are generally considered income from sources outside the United States and foreign source “passive” income for foreign tax credit purposes. However, if U.S. persons own, directly or indirectly, 50% or more of our shares of common stock, then a portion of the dividends (based on the proportion of our income that is from U.S. sources) may be treated as sourced within the U.S. This 50% ownership rule could potentially limit a U.S shareholder’s ability to use foreign tax credits against its U.S. tax liability. In addition, special rules will apply to determine a U.S. Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.

     Any amounts of foreign currency we distribute on shares of our common stock generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt, and will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from U.S. sources. U.S. Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed $200 and the sale or exchange constitutes a “personal transaction” under the Internal Revenue Code. The amount of any property other than money that we distribute with respect to shares of our common stock will equal its fair market value on the date of distribution.

     Credit of Foreign Taxes Withheld. Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitation, a U.S. Shareholder may claim a credit against the U.S. shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to taxable dividends on its shares. Alternatively, a U.S. Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the U.S. Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and U.S. Shareholders should consult their tax advisors to determine whether and to what extent they may claim foreign tax credits.

     Under certain conditions, we may retain a portion of Netherlands taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to The Netherlands Tax Administration. Uncertainty exists whether a U.S. Shareholder can properly claim as a foreign tax credit any Netherlands withholding taxes we retain. As a result, U.S. Shareholders should consult their tax advisors regarding their ability to do so. If unable to claim a foreign tax credit for those tax amounts, a U.S. shareholder still may deduct them for U.S. federal income tax purposes, but only for a year for which the U.S. Shareholder elects to deduct all foreign income taxes. The conditions under which we could retain Netherlands withholding taxes are unlikely to occur, but upon request, we will inform U.S. Shareholders whether we retained any Dutch tax withheld from distributions on shares of our common stock.

     Sale or Other Disposition of Shares. A U.S. Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the U.S. Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual U.S. Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the U.S. Shareholder’s holding period of the shares. See the discussion of “Capital Gains Rates” below. Capital losses not offset by capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Shareholder is a U.S. citizen residing outside the United States and certain other conditions are met.

     Capital Gains Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2003, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) is 35%. In contrast, for taxable years ending after May 6, 2003, a maximum rate of 15% applies to any net capital gain of an individual U.S. Shareholder recognized on or after May 6, 2003 if such gain is attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).

     Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or the total value of our stock (“10-Percent Shareholder”) could be treated as a “controlled foreign corporation” (“CFC”) under Subpart F of the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income, their pro rata share of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in U.S. property (as specifically defined by the Code).

     In addition, gain from the sale or exchange of our common shares by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for amounts characterized as dividends under the Code.

     If we were classified as both a Passive Foreign Investment Company, as described below, and a CFC, generally we would not be treated as a Passive Foreign Investment Company (“PFIC”) with respect to 10-Percent Shareholders. We believe that we are not, nor will we become a CFC.

     Passive Foreign Investment Company Status. Special U.S. federal income tax rules apply to U.S. Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets are considered “passive assets” (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income generally excludes interest, dividends or royalties from related parties.

     If we were a PFIC, each U.S. Shareholder would likely face increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether such income was distributed in the form of dividends or otherwise, or (2) to mark its shares to market by accounting for any difference between such shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income. Because of the manner in which we operate our business, we are not, nor do we expect to become a PFIC.

     Foreign Personal Holding Company Status. Special U.S. federal income tax rules apply to U.S. Shareholders owning shares of a “foreign personal holding company” (a “FPHC”). A foreign corporation will be a FPHC if (1) at any time during its taxable year, five or fewer individuals who are U.S. citizens or residents own (directly or indirectly by attribution through certain related parties) more than 50% of the corporation’s capital stock (by either voting power or value) (the “Shareholder Test”) and (2) the corporation derives at least 60% of its gross income (reduced to at least 50% after the initial year of qualification under certain circumstances), as adjusted, for the taxable year from certain passive sources (the “Income Test”). We and certain of our subsidiaries meet and likely will continue to meet the Income Test because most of our income derives from interest or dividends. However, we will fail the Shareholder Test, because U.S. citizens or residents own no more than 50% of our shares of common stock. Therefore, neither we nor any of our subsidiaries are a FPHC for U.S. federal income tax purposes.

     If we or any of our subsidiaries were a FPHC, U.S. Shareholders (including certain indirect holders) would be required to include in gross income, as a dividend, their pro rata share of the undistributed taxable income (as specifically adjusted) of the FPHC, if they were holders on the last day of our taxable year (or, if earlier, the last day on which the FPHC satisfies the Shareholder Test), but such pro rata share would increase their basis in their shares by a corresponding amount. In addition, if we or any of our subsidiaries were to become a FPHC, U.S. persons who acquire shares of our common stock from decedents would not receive a “stepped-up” basis in such shares. Instead, such holders would have a tax basis in such Shares equal to the lesser of the decedent’s basis or fair market value.

     Foreign Investment Company Status. As described above, dividends we pay on our stock after December 31, 2002 are subject to a tax rate of no more than 15%, provided we are a “qualified foreign corporation.” We will not qualify for that status if, among other reasons, we are a “foreign investment company” in either the taxable year of the distribution or the preceding tax year. A foreign investment company is: (1) a foreign corporation either (i) registered under the Investment Company Act of 1940 as a management company or as a unit investment trust or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or derivative positions in securities or commodities (2) at a time when U.S. persons directly, indirectly, or constructively own more than 50% of either its total voting power or total stock value. Because of the manner in which we operate our business, we are not, nor do we expect to become, a foreign investment company.

     U.S. Federal Income Tax Provisions Applicable to Non-United States Holders. Holders of shares of our common stock who are not U.S. Shareholders (“Non-U.S. Shareholders”) generally will not be subject to U.S. federal income taxes, including U.S. withholding taxes, on any gain realized on a sale, exchange or other disposition of the shares unless (1) such gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the U.S. or (2) in the case of gain realized by a Non-U.S. Shareholder who is an individual, the Non-U.S. Shareholder is present in the U.S. for 183 days or more in the taxable year in which the sale or other disposition occurs and certain other conditions are met. A Non-U.S. Shareholder generally will not be subject to U.S. federal income or withholding tax on dividends received with respect to shares of our common stock, unless such income is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the U.S.

     U.S. Information Reporting and Backup Withholding. Dividend payments on shares of our common stock and proceeds from the sale, exchange, or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 30%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding. However, such shareholders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s U.S. federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Netherlands Taxation

     The following is a summary of the material Dutch tax consequences generally applicable to an investment in shares of our common stock by a beneficial owner who is neither a citizen, resident nor deemed resident of The Netherlands. This summary does not comprehensively describe all possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. For example, this summary omits from discussion Netherlands’ gift, estate and inheritance taxes. The summary is based on the Dutch tax legislation, published case law and other applicable regulations as at the date of this annual report, any of which may change possibly with retroactive effect.

     Treatment of ADRs. In general, for Netherlands Tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this section of the annual report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADRs.

     Dutch Dividend Withholding Tax. The Netherlands imposes a 25% withholding tax on amounts we distribute as dividends. The term “dividends” for this purpose includes, but is not limited to:

(1) direct or indirect distributions in cash or in kind, deemed or constructive distributions, and repayments of additional paid-in capital not recognized as such for Netherlands dividend withholding tax purposes;

(2) liquidation proceeds, proceeds of redemption of shares of common stock or, generally, consideration paid by us for the repurchase of shares of common stock in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

(3) the par value of shares of common stock issued to a holder of shares of common stock or an increase of the par value of shares of common stock, as the case may be, to the extent that no contribution to capital, recognized for Netherlands dividend withholding tax purposes, was made or will be made; and

(4) the partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (“zuivere winst”) for dividend withholding tax purposes, unless the general meeting of our shareholders has previously resolved to make such repayment and provided that the par value of the shares of common stock concerned has been reduced by a corresponding amount by changing our Articles of Association. As a result of contributions in kind (i.e., in shares) to our paid-in capital made prior to the listing of our common shares, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes. Repayment of paid-in capital in the manner described above may consequently be subject to dividend withholding tax to the extent that dividends have been received from non-Netherlands subsidiaries out of profits generated after the above-mentioned contributions in kind.

     If a double taxation convention is in effect between The Netherlands and the country of residence of a non-resident shareholder and depending on the terms of that double taxation convention, such non-resident shareholder may be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

Under the U.S.-NL Treaty, dividends that we pay to citizens and residents of the United States who are the beneficial owners of shares of our common stock (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of our voting power, 5%, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The U.S.-NL Treaty also exempts from tax dividends we pay to exempt pension organizations and exempt organizations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the U.S.-NL Treaty. To prevent so-called dividend stripping, Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.

     To claim the reduced withholding tax rate on portfolio dividends under the U.S.-NL Treaty, a shareholder of our common stock (other than an exempt organization or exempt pension organization) must give us in duplicate a signed Form IB 92 USA before payment of the dividend. The form has a qualifying banker’s affidavit, requiring a bank member of the New York Stock Exchange or the American Stock Exchange, or a member bank of the Federal Reserve System, to attest that the bank has custody of the shares of common stock, or that the bank has been shown that the common shares are property of the applicant. If the Form IB 92 USA is submitted before the dividend payment date and all relevant conditions are fulfilled, we will withhold tax from the dividend at the reduced treaty rate of 15%. If a shareholder of our common stock is unable to claim withholding tax relief in this manner, the shareholder can get a refund of excess tax withheld by filing a Form IB 92 USA, describing the circumstances that prevented the holder’s claiming withholding tax relief. The holder must file the form within three years after the end of calendar year in which the tax had been levied.

     A qualified exempt pension organization may obtain a full exemption from the dividend withholding tax if, before the payment of the dividend, the organization gives us in duplicate a signed Form IB 96 USA, along with the requisite banker’s affidavit as described above, and includes IRS Form 6166 for the relevant year, and complies with certain other requirements. Other qualifying exempt organizations are ineligible for relief from withholding at source but may claim a refund of the tax withheld by filing a Form IB 95 USA and complying with certain other formalities.

     Holders of shares of our common stock through a depository will initially receive dividends subject to a withholding tax rate of 25%. Upon timely receipt of required documents concerning a holder’s eligibility for the reduced rate under the U.S.-NL Treaty, the dividend-disbursing agent (via any nominee) will pay an amount equal to 10% of the dividend to the holder.

     Taxes on Income and Capital Gains. A shareholder of shares of our common stock will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by our company or in respect of capital gains realized on the disposition of shares of our common stock (other than the dividend withholding tax described above), provided that:

(1)such shareholder is neither resident nor deemed to be resident in The Netherlands, nor has elected to be subject to the rules of the Dutch Income Tax Act 2001 that apply to residents of The Netherlands;

(2) such shareholder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the shares of common stock are attributable;

(3) such shareholder does not perform independent personal services in The Netherlands giving rise to a fixed base in The Netherlands to which the shares of common stock are attributable; and

(4) the shares of common stock owned by such shareholder do not form part of a substantial interest or a deemed substantial interest, as defined below, in the share capital of our company or, if such shares of common stock do form part of such an interest, they form part of the assets of a business other than a Netherlands business.

     Generally, a shareholder of our common stock will have a substantial interest in our shares only if the shareholder, the spouse of the shareholder, certain other relatives (including foster children), or certain persons in the household of the shareholder, alone or together, whether directly or indirectly, own or possess certain rights (e.g., the right of usufruct) in, shares of our stock representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire the shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds. The right to vote on 5% (or more of the shares) also constitutes a substantial interest. Shareholders of our common stock who do not hold a substantial interest themselves will also be subject to the “substantial interest” regime if their spouse and/or certain other relatives hold a substantial interest. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognition of a gain.

     If a shareholder has a substantial interest in the shares of our common stock and is resident of a country with which The Netherlands has concluded a convention to avoid double taxation, such shareholder may, depending on the terms of such double taxation convention, be eligible for an exemption from Netherlands income tax on capital gains realized upon the disposition or deemed disposition of shares of our common stock, or to a full or partial exemption from Netherlands income tax on dividends we pay.

     Under the U.S.-NL Treaty, capital gains realized by a shareholder that has a substantial interest in the shares of our common stock and is a resident of the United States (as defined in the U.S.-NL Treaty) upon the disposition of shares of our common stock, are, with certain exceptions, generally exempt from Netherlands tax.

     As indicated above, a shareholder of shares of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty if such shareholder does not satisfy the limitation on benefits provisions under Article 26 of the U.S.-NL Treaty.

     Distribution Surtax. As a result of a major tax reform effective as of January 1, 2001, we became subject to a 20% corporate income tax on “excessive” dividends we distribute from January 1, 2001 through December 31, 2005 (the “Surtax”).

     Dividends (to be understood in the broadest sense including distributions in cash, liquidation proceeds and proceeds from a share repurchase) are considered to be excessive if, and to the extent that, in a certain calendar year the total amount we distribute as dividends exceeds the highest of the following amounts:

(1) 4% of our market capitalization at the beginning of the relevant calendar year;

(2) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; or

(3) our adjusted consolidated commercial result for the preceding book year.

     The Surtax is not levied to the extent that the aggregate profit distributions from January 1, 2001 through December 31, 2005, exceed the balance of the assets, liabilities and provisions, calculated at fair value, reduced by the paid-in capital at the end of a taxpayer’s fiscal year that ended prior to January 1, 2001. The Surtax due is reduced pro rata to the extent that shares of our common stock were held, at the time of the distribution of the “excessive proceeds,” during an uninterrupted period of three years, by individuals or entities (other than investment institutions (“beleggingsinstellingen”) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such individuals or legal entities are resident in the Netherlands, the Netherlands Antilles or Aruba, a Member State of the European Union or a country with which the Netherlands has concluded a convention for the avoidance of double taxation. Because any Surtax would be payable by us, this reduction will not inure to our shareholders, but to us, and therefore, indirectly to our shareholders.

     We believe the Surtax does not apply to intercompany dividends and to the dividends in the reorganization that comprised our corporate restructuring in October 2001. Furthermore, we believe that the Surtax does not apply to dividends from a Dutch listed company all of whose shares are issued after January 1, 2001.

     Other Taxes and Duties. No other Netherlands registration tax, transfer tax, stamp duty or any similar documentary tax or duty will be payable by our investors in respect of or in connection with the subscription, issue, placement, allotment or transfer of shares of our common stock.

Documents Available for Review

     We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC beginning November 4, 2002. The SEC maintains a site on the Internet, www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Corporate Secretary at 26300 La Alameda, Suite 100, Mission Viejo, California 92691. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1200 450 Fifth Street, N.W., Washington, D.C. 20549, inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or obtained by written request to our Corporate Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in Section 16 of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

Item 11 Quantitative and Qualitative Disclosures About Market Risk

     We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

     Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

     We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow.

     For our fiscal year ended March 31, 2003, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	75.3%	15.5%	6.4%	2.8%
Cost of goods sold	77.7%	13.0%	6.1%	3.2%
Expenses	63.9%	25.5%	6.4%	4.2%
Liabilities (excluding borrowings)	76.1%	17.9%	3.9%	2.1%

     For our fiscal year ended March 31, 2002, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	80.7%	12.3%	4.6%	2.4%
Cost of goods sold	85.5%	8.8%	3.3%	2.4%
Expenses	65.8%	27.6%	3.9%	2.7%
Liabilities (excluding borrowings)	51.8%	43.0%	3.3%	1.9%

(1)	Comprised of Philippine Pesos, Euros and Chilean Pesos.

     We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2003, there were no such material contracts outstanding.

Interest Rate Risk

     We have market risk from changes in interest rates, primarily related to our borrowings. At March 31, 2003, 95% of our borrowings were fixed-rate and 5% variable-rate, as compared to 68% of our borrowings at a fixed rate and 32% at a variable rate at March 31, 2002. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At March 31, 2003, no interest rate swap contracts were outstanding.

     The table below presents our long-term borrowings at March 31, 2003, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At March 31, 2003, all of our outstanding fixed-rate and variable-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(In millions of U.S. dollars, except percentages)

	Year Ending March 31,
								Fair
	2004	2005	2006	2007	2008	Thereafter	Total	Value

Fixed rate debt	—	$17.6	$25.7	$27.1	$8.1	$86.5	$165.0	$200.7
Weighted-average interest rate	—	6.86%	6.92%	6.99%	7.05%	7.23%	7.09%
Variable rate debt	$8.8	—	—	—	—	—	$8.8	$8.8
Weighted-average interest rate	4.80%	—	—	—	—	—	4.80%

     In addition, we have assessed the market risk for our variable-rate debt and believe that a 1% change in interest rates will increase or decrease interest expense by approximately $0.1 million annually based on $8.8 million of variable rate debt outstanding at March 31, 2003.

Commodity Price Risk

     Pulp is a raw material we use to produce fiber cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. In August 2000, we entered into a contract with a third party to hedge the price of 5,000 metric tons of pulp per month, representing approximately 50% of our production requirements. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the other party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities in fiscal year 2002. Also, a current payable of $0.6 million was recorded at March 31, 2002. In November 2002, we settled the obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million has been recorded in other operating income during the year ended March 31, 2003. In addition, we have assessed the market risk for pulp and believe that, based on our most recent estimates, a $50 price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2003, would have an approximately 1% change in cost of sales.

Item 12 Description of Securities Other Than Equity Securities

Not Required

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

None

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15 Controls and Procedures

     Within the 90-day period prior to the date of filing this Annual Report on Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-14 of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s Exchange Act filings.

     There have been no significant changes in the Company’s internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Item 16A Audit Committee Financial Expert

Not Required

Item 16B Code of Ethics

Not Required

Item 16C Principal Accountant Fees and Services

Not Required

PART III

Item 18 Financial Statements

     See pages F-1 through F-41, incorporated into this annual report by reference.

Item 19 Exhibits

     Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on October 15, 2002 of James Hardie Industries N.V. (English Translation)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (3)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes (1)

2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto (1)

2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto (6)

2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited (1)

2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA (1)

2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas (1)

2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch (1)

2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited (1)

2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA (1)

2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited (1)

2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas (1)

2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association (1)

2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch (1)

2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated

Exhibit
Number	Description of Exhibits

Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch

2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Banks, National Association; and WestLB AG, Sydney Branch

2.18	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan (1)

4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan (1)

4.3	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2001(1)

4.4	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002 (6)

4.5	Executive Service Agreement, effective as of November 1, 2002, between James Hardie Industries N.V. and Peter Donald Macdonald (6)

4.6	Form of Executive Officer Employment Agreement

4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (1)

4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (1)

4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto (1)

4.10	Lease Agreement, effective November 1, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia (1)

4.11	Lease Agreement, effective November 1, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.12	Lease Agreement, dated November 6, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at Rutland, Avenue, Welshpool, Western Australia, Australia (1)

4.13	Lease Agreement, effective November 1, 1998, among Amaca Pty Limited (f/k/a/James Hardie & Coy Pty Limited), JHIL and James Hardie Australia Pty Limited re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.14	Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001, between WL Homes LLC and James Hardie Gypsum, Inc. (5) (7)

Exhibit
Number	Description of Exhibits

4.15	Assignment and Assumption Agreement dated April 25, 2002, between James Hardie Gypsum, Inc. and James Hardie, Inc. in reference to the Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001 (6)

4.16	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (1)

4.17	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc and James Hardie Inc. (6)

4.18	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (6)

4.19	Supervisory Board Share Plan, dated July 19, 2002 (6)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

10.1	Consent of PricewaterhouseCoopers LLP

99.1	Excerpts of the Securities Clearing House Business Rules, including Temporary Rule Book inserts thereto, as of September 28, 2001 (4)

99.2	Excerpts of the Corporations Act 2001, as of September 28, 2001 (4)

99.3	ASIC Class Order 00/182, dated February 13, 2000 (4)

99.4	ASIC Modification, dated August 23, 2001 (4)

99.5	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to our Registration Statement on Form 20-F dated September 28, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement Form F-6 dated September 12, 2001 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Amendment No. 1 to our Registration Statement Form F-6 dated September 28, 2001 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Amendment No. 2 to our Registration Statement on Form 20-F dated October 1, 2001 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 4, 2002 and incorporated herein by reference.

(7)	Certain portions of the exhibit have been omitted and submitted to the Securities and Exchange Commission pursuant to a confidential treatment request filed on October 1, 2001.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.

	By:	/s/ Peter Macdonald

Peter Macdonald
Date: July 2, 2003		Chief Executive Officer

CERTIFICATIONS

Certification of Chief Executive Officer

I, Peter Macdonald, certify that:

1.	I have reviewed this annual report on Form 20-F of James Hardie Industries N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days prior to filing date of the annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internals controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regards to significant deficiencies and material weaknesses.

/s/ Peter Macdonald
Peter Macdonald
Date: July 2, 2003	Chief Executive Officer

Certification of Chief Financial Officer

I, Phillip Morley, certify that:

1.	I have reviewed this annual report on Form 20-F of James Hardie Industries N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days prior to filing date of the annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internals controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regards to significant deficiencies and material weaknesses.

/s/ Phillip Morley
Phillip Morley
Date: July 2, 2003	Chief Financial Officer

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, on April 25, 2002, the Company sold the assets of its Gypsum business.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting to reflect stock-based compensation under a fair value based model and retroactively restated all years presented. Also as discussed in Note 2, the Company changed its method of accounting for early extinguishments of debt, which resulted in costs incurred during the year ended March 31, 2003 not being classified as extraordinary.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP

Los Angeles, California
May 2, 2003

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US dollars)

	March 31
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$55.1	$31.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.1 million and $0.7 million as of March 31, 2003 and 2002, respectively	91.4	80.3
Inventories	75.2	65.4
Refundable income taxes	20.4	9.9
Prepaid expenses and other current assets	6.6	7.2
Deferred tax assets	23.1	22.6
Current assets - discontinued operations	—	41.4

Total current assets	271.8	257.9
Long-term receivables	3.7	5.5
Investments	6.0	6.7
Property, plant and equipment, net	521.3	451.0
Intangible assets, net	3.4	3.6
Prepaid pension cost	—	8.9
Deferred tax assets	21.4	5.8
Non-current assets - discontinued operations	—	228.4

Total assets	$827.6	$967.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$75.2	$59.7
Short-term debt	8.8	4.9
Accrued payroll and employee benefits	31.7	25.7
Accrued product warranties	7.3	7.9
Income taxes payable	8.7	18.3
Other liabilities	4.9	6.7
Current liabilities - discontinued operations	—	19.6

Total current liabilities	136.6	142.8
Long-term debt	165.0	325.0
Deferred tax liabilities	65.5	23.0
Liability to Medical Research and Compensation Foundation	—	50.2
Accrued product warranties	7.5	9.8
Other liabilities	18.3	12.0
Non-current liabilities - discontinued operations	—	34.3

Total liabilities	392.9	597.1

Commitments and contingencies (Note 14)	—	—
Shareholders’ equity:
Common stock, 2.0 billion shares authorized; Euro 0.64 par value, 457,514,598 shares issued and outstanding at March 31, 2003 and Euro 0.50 par value, 455,438,519 shares issued and outstanding at March 31, 2002	269.7	205.4
Additional paid-in capital	171.3	323.5
Retained earnings (accumulated deficit)	44.4	(91.8)
Employee loans	(4.4)	(4.8)
Accumulated other comprehensive loss	(46.3)	(61.6)

Total shareholders’ equity	434.7	370.7

Total liabilities and shareholders’ equity	$827.6	$967.8

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31
(Millions of US dollars, except per share data)	2003	2002	2001

Net sales	$803.7	$606.9	$540.9
Cost of goods sold	(501.9)	(401.6)	(360.8)

Gross profit	301.8	205.3	180.1
Selling, general and administrative expenses	(153.1)	(114.8)	(108.8)
Research and development expenses	(18.1)	(14.1)	(14.5)
Restructuring and other operating income (expense)	1.0	(28.1)	(15.5)

Operating profit	131.6	48.3	41.3
Interest expense	(23.8)	(18.4)	(21.4)
Interest income	3.9	2.4	8.2
Other income (expense), net	0.7	(0.4)	1.6

Income from continuing operations before income taxes	112.4	31.9	29.7
Income tax (expense) benefit	(27.0)	(3.6)	0.3

Income from continuing operations	85.4	28.3	30.0

Discontinued operations:
Income from discontinued operations, net of income tax expense of ($0.7) million, ($0.4) million and ($16.4) million for 2003, 2002 and 2001, respectively	1.1	0.5	24.0
Gain (loss) on disposal of discontinued operations, net of income tax (expense) benefit of ($45.3) million, $1.3 million and $0.6 million for 2003, 2002 and 2001, respectively	84.0	2.0	(15.1)

Income from discontinued operations	85.1	2.5	8.9

Income before cumulative effect of change in accounting principle	170.5	30.8	38.9

Cumulative effect of change in accounting principle for revenue recognition, net of income tax benefit of $0.2 million	—	—	(0.3)

Net income	$170.5	$30.8	$38.6

Income per share - basic:
Income from continuing operations	$0.19	$0.06	$0.07
Income from discontinued operations	0.18	0.01	0.02

Net income per share - basic	$0.37	$0.07	$0.09

Income per share - diluted:
Income from continuing operations	$0.19	$0.06	$0.07
Income from discontinued operations	0.18	0.01	0.02

Net income per share - diluted	$0.37	$0.07	$0.09

Weighted average common shares outstanding (in millions):
Basic	456.7	438.4	409.6
Diluted	459.4	440.4	409.6

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Cash flows from operating activities:
Net income	$170.5	$30.8	$38.6
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(84.8)	(2.0)	(2.3)
(Gain) loss on disposal of investments and negotiable securities	(0.4)	1.3	(2.4)
Property, plant and equipment impairment	—	—	7.5
Depreciation and amortization	28.7	39.9	37.7
Deferred income taxes	(10.6)	(0.6)	4.0
Prepaid pension cost	(0.3)	(0.7)	(0.2)
Tax benefit from stock options exercised	0.8	0.2	—
Stock compensation	1.9	1.8	0.2
Other	—	(0.4)	0.3
Changes in operating assets and liabilities:
Accounts receivable	(10.8)	(32.1)	18.0
Prepaids and other current assets	(9.9)	3.0	(9.3)
Inventories	(8.5)	16.4	(22.1)
Accounts payable	14.5	(4.7)	27.5
Accrued liabilities and other liabilities	(26.3)	23.7	(2.9)

Net cash provided by operating activities	64.8	76.6	94.6

Cash flows from investing activities:
Purchases of property, plant and equipment	(90.2)	(52.4)	(121.9)
Proceeds from sale of property, plant and equipment	49.0	0.3	2.7
Payments for subsidiaries and businesses, net of cash acquired	—	(40.8)	(9.9)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	334.4	7.3	(11.8)
Proceeds from sale and maturity of investments	1.1	4.4	1.9
Collections on loans receivable	0.7	4.0	7.3
Cash transferred on establishment of ABN 60 Foundation	(57.1)	—	—
Cash transferred and payments of other costs on establishment of the Medical Research and Compensation Foundation	—	—	(31.2)

Net cash provided by (used in) investing activities	237.9	(77.2)	(162.9)

Cash flows from financing activities:
Proceeds from borrowings	5.5	230.4	188.0
Repayments of borrowings	(160.0)	(342.3)	(143.7)
Proceeds from issuance of shares	4.2	113.9	—
Repayments of capital	(94.8)	(22.5)	—
Dividends paid	(34.3)	(20.3)	(43.0)

Net cash (used in) provided by financing activities	(279.4)	(40.8)	1.3

Effects of exchange rate changes on cash	0.7	(2.6)	(12.1)
Net increase (decrease) in cash and cash equivalents	24.0	(44.0)	(79.1)
Cash and cash equivalents at beginning of period	31.1	75.1	154.2

Cash and cash equivalents at end of period	55.1	31.1	75.1

Components of cash and cash equivalents:
Cash at bank and on hand	40.2	11.1	2.4
Short-term deposits	14.9	20.0	72.7

Cash and cash equivalents at end of period	$55.1	$31.1	$75.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalized	$28.1	$25.8	$20.2
Cash paid (refunded) during the period for income taxes, net	$77.3	$(10.2)	$22.6

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained		Accumulated
		Additional	Earnings		Other
	Common	Paid-in	(Accumulated	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit)	Loans	Income (Loss)	Total

Balances as of March 31, 2000	$418.8	$—	$(98.7)	$(9.1)	$(66.3)	$244.7
Comprehensive income:
Net income	—	—	38.6	—	—	38.6
Other comprehensive income:
Foreign currency translation gain	—	—	—	—	22.2	22.2
Unrealised loss on available-for-sale securities	—	—	—	—	(0.1)	(0.1)

Other comprehensive income	—	—	—	—	22.1	22.1

Total comprehensive income						60.7
Dividends paid	—	—	(43.0)	—	—	(43.0)
Issuance of common stock	17.3	—	—	—	—	17.3
Stock compensation	0.2	—	—	—	—	0.2
Employee loans repaid	—	—	—	1.2	—	1.2
Other	(0.8)	—	0.8	—	—	—

Balances as of March 31, 2001	435.5	—	(102.3)	(7.9)	(44.2)	281.1
Comprehensive income (loss):
Net income	—	—	30.8	—	—	30.8
Other comprehensive income (loss):
Effect of adopting SFAS No. 133:
Unrealized transition loss on derivative instruments classified as cash flow hedges	—	—	—	—	(4.9)	(4.9)
Amortisation of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	—	(14.9)	(14.9)
Unrealized gain on available-for-sale securities	—	—	—	—	1.3	1.3

Other comprehensive loss	—	—	—	—	(17.4)	(17.4)

Total comprehensive income						13.4
Dividends paid	—	—	(20.3)	—	—	(20.3)
Conversion of JHIL no par common shares to JHI NV Euro 0.50 par value common shares	(333.4)	333.4	—	—	—	—
Issuance of common stock	103.1	9.9	—	—	—	113.0
Return of capital of $0.05 per share	—	(22.5)	—	—	—	(22.5)
Stock compensation	—	1.8	—	—	—	1.8
Tax benefit from stock options exercised	—	0.2	—	—	—	0.2
Employee loans repaid	—	—	—	3.1	—	3.1
Stock options exercised	0.2	0.7	—	—	—	0.9

Balances as of March 31, 2002	205.4	323.5	(91.8)	(4.8)	(61.6)	370.7
Comprehensive income:
Net income	—	—	170.5	—	—	170.5
Other comprehensive income:
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	21.9	21.9
Additional minimum pension liability adjustment	—	—	—	—	(7.7)	(7.7)

Other comprehensive income	—	—	—	—	15.3	15.3

Total comprehensive income						185.8
Dividends paid	—	—	(34.3)	—	—	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	—	—	—	—
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	—	—	—	—	(94.8)
Stock compensation	—	1.9	—	—	—	1.9
Tax benefit from stock options exercised	—	0.8	—	—	—	0.8
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	1.2	3.0	—	—	—	4.2

Balances as of March 31, 2003	$269.7	$171.3	$44.4	$(4.4)	$(46.3)	$434.7

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Background and Basis of Presentation

Nature of Operations

The Company manufactures and sells fiber cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Chile. Prior to April 25, 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

On July 2, 1998, ABN 60 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On October 16, 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of November 1, 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On July 24, 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). Completion of the 2001 Reorganization occurred on October 19, 2001. In connection with the 2001 Reorganization, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie”, unless the context indicates otherwise. For the periods prior to October 19, 2001, the effective date of the 2001 Reorganization, the consolidated financial statements represent the financial position, results of operations and cash flows of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognized in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead.

Investments

Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities are designated as available-for-sale securities. Accordingly, these securities are stated at fair value based upon quoted market prices, with unrealized gains and losses charged to other comprehensive income in shareholders’ equity, net of taxes. Realized gains and losses on sales of investments are recognized in income currently.

Other investments without readily available quoted market prices are recorded at the lower of cost or management’s estimate of fair value.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their acquired cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Machinery and equipment	5 to 27
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

The cost of additions and improvements is capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

Intangible Assets

Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. The adoption of this standard, effective April 1, 2002, had no material impact on the Company’s consolidated financial statements. The Company’s selling, general and administrative expenses were reduced by approximately $0.1 million for the year ended March 31, 2003 due to the discontinuance of goodwill amortization as required by SFAS No. 142.

Impairment of Long-Lived Assets

The Company regularly reviews its long-lived assets for impairment. Potential impairment of assets held for use is determined by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by that asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued and became effective April 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” however, it retains the requirement that long-lived assets be tested for recoverability when events or changes in circumstances indicate carrying amounts may not be recoverable. The adoption of this standard had no material impact on the Company’s consolidated financial statements.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Mineral Acquisition Costs

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

Revenue Recognition and Change in Accounting Principle

Effective April 1, 2000, the Company changed its method of accounting for revenue recognition to comply with Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” Previously, the Company had recognized revenue when products were shipped based on FOB shipping point terms. Under the new accounting method adopted retroactive to April 1, 2000, the Company now recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. Assuming the change in accounting principle was made retroactively to all prior periods, the calculated pro forma amounts are immaterial and thus have been excluded from the consolidated statements of income. As a result of the adoption of SAB No. 101 in the year ended March 31, 2001, the Company recognized $4.9 million in revenue, of which $3.8 million related to discontinued operations, that was previously recognized in 2000.

Construction contract revenues are recognized using the percentage-of-completion method based on the costs incurred relative to total estimated costs. Provisions for anticipated losses on construction contracts are recognized in income currently. Sales revenue is presented net of sales incentives, returns and allowances.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $10.5 million, $10.3 million and $12.7 million during the years ended March 31, 2003, 2002 and 2001, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The cumulative effect on April 1, 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders’ equity, by $4.9 million.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123,” the Company has elected to recognize stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after March 31, 1995. See Note 18 for full disclosures required under SFAS No. 123 and 148. The table below sets forth the effect of the retroactive restatement of prior periods:

	March 31
(Millions of US dollars, except per share amounts)	2002	2001

Net income:
As previously reported	$29.3	$38.2
As restated	$30.8	$38.6
Net income per share - basic:
As previously reported	$0.07	$0.09
As restated	$0.07	$0.09
Net income per share - diluted:
As previously reported	$0.07	$0.09
As restated	$0.07	$0.09

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. The defined contribution plans cover all eligible employees and provide contributions of up to 6% of the eligible employees’ salaries or wages. These contributions are recognized as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortization of unrecognized prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortization of any unrecognized net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognizes the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

		Years Ended March 31
(Millions, except per share amounts)	2003	2002	2001

Basic common shares outstanding	456.7	438.4	409.6
Dilutive effect of stock options	2.7	2.0	—

Diluted common shares outstanding	459.4	440.4	409.6

Net income per share - basic	$0.37	$0.07	$0.09
Net income per share - diluted	$0.37	$0.07	$0.09

Potential common shares of 1.3 million, 4.2 million and 1.2 million for the years ended March 31, 2003, 2002 and 2001, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes adjustments for additional minimum pension liabilities, foreign currency translation, unrealized gains and losses on available-for-sale securities and derivative instruments and is presented as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has determined that the adoption of this standard will not have a material impact on its consolidated financial statements.

Extinguishments of Debt

In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. As permitted under SFAS No. 145, the Company has early adopted the provisions of this standard effective April 1, 2002. As a result of the early retirement of $60.0 million of the Company’s long-term debt, the Company incurred charges of $9.9 million related to a make-whole payment paid to the noteholders on December 23, 2002. Accordingly, this amount has been included in interest expense in the current year rather than as an extraordinary item.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” It requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 applies to new or modified guarantees issued after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities-an interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, and 2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 applies to variable interest entities established after December 31, 2002. The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial statements.

Amendment of SFAS No.133, Accounting for Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Cash at bank and on hand	$40.2	$11.1
Short-term deposits	14.9	20.0

Total cash and cash equivalents	$55.1	$31.1

Short-term deposits are placed at floating interest rates varying between 1.18% to 1.75% and 1.65% to 1.80% as of March 31, 2003 and 2002, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Trade receivables	$86.6	$73.1
Other receivables and advances	5.9	7.9
Allowance for doubtful accounts	(1.1)	(0.7)

Total accounts and notes receivable	$91.4	$80.3

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31
(Millions of US dollars)	2003	2002	2001

Balance at beginning of period	$0.7	$1.1	$1.2
Charged to expense	0.4	0.1	0.3
Costs and deductions	(0.1)	(0.6)	(0.2)
Foreign currency movements	0.1	0.1	(0.2)

Balance at end of period	$1.1	$0.7	$1.1

5. Inventories

Inventories consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Finished goods	$55.4	$40.9
Work-in-process	4.5	4.1
Raw materials and supplies	17.0	22.4
Provision for obsolete finished goods and raw materials	(1.7)	(2.0)
Contracts-in-progress less advance billings	—	—

Total inventories	$75.2	$65.4

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $1.2 million and $2.9 million as of March 31, 2003 and 2002, respectively. The billings in excess of incurred costs are recorded as current liabilities of $0.2 million and $0.3 million as of March 31, 2003 and 2002, respectively. Contract costs were $1.4 million and $3.2 million as of March 31, 2003 and 2002, respectively.

6. Investments

Investments consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Available-for-sale securities:
Marketable securities at cost	$3.2	$3.9
Unrealized gains	1.1	1.1

Marketable securities at fair value	4.3	5.0
Other investments at cost approximating fair value	1.7	1.7

Total investments	$6.0	$6.7

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
( Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at April 1, 2002:
Cost	$5.3	$92.0	$382.4	$96.8	$576.5
Accumulated depreciation	—	(16.3)	(109.2)	—	(125.5)

Net book value	5.3	75.7	273.2	96.8	451.0
Changes in net book value:
Capital expenditures	3.3	25.5	51.2	10.2	90.2
Retirements and sales	—	—	(1.0)	—	(1.0)
Depreciation	—	(3.5)	(23.9)	—	(27.4)
Other movement	—	—	0.6	—	0.6
Foreign currency translation adjustments	—	1.2	6.7	—	7.9

Total changes	3.3	23.2	33.6	10.2	70.3
Balance at March 31, 2003:
Cost	8.6	118.7	439.9	107.0	674.2
Accumulated depreciation	—	(19.8)	(133.1)	—	(152.9)

Net book value	$8.6	$98.9	$306.8	$107.0	$521.3

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $1.7 million, $6.5 million and $4.6 million for the years ended March 31, 2003, 2002 and 2001, respectively. Depreciation expense for continuing operations was $27.4 million, $23.5 million and $20.7 million for the years ended March 31, 2003, 2002 and 2001, respectively.

8. Intangible Assets

Intangible assets consist of the following components:

		Trademarks,
		Patents and
(Millions of US dollars)	Goodwill	Other	Total

Balance at April 1, 2002:
Cost	$2.1	$2.2	$4.3
Accumulated amortization	(0.2)	(0.5)	(0.7)

Net book value	1.9	1.7	3.6
Changes in net book value:
Amortization	—	(0.2)	(0.2)
Additional minimum pension liability	—	0.1	0.1
Foreign currency translation adjustments	(0.1)	—	(0.1)

Total changes	(0.1)	(0.1)	(0.2)
Balance at March 31, 2003:
Cost	2.0	2.3	4.3
Accumulated amortization	(0.2)	(0.7)	(0.9)

Net book value	$1.8	$1.6	$3.4

Amortization expense related to goodwill and other intangibles was $0.2 million, $0.2 million and $0.1 million for the years ended March 31, 2003, 2002 and 2001, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Retirement Plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees. The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages. The Company’s expense for the US defined contribution plan totaled $2.8 million, $2.5 million and $2.3 million for the years ended March 31, 2003, 2002 and 2001, respectively.

The following are the components of net periodic pension cost (income) for the Australian and New Zealand defined benefit pension plan:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Service cost	$2.7	$2.9	$3.3
Interest cost	2.9	2.4	2.7
Expected return on plan assets	(3.2)	(3.7)	(4.8)
Amortization of unrecognized transition asset	(0.8)	(0.8)	(0.9)
Recognized net actuarial loss (gain)	0.7	0.1	(0.5)

Net periodic pension cost (income)	$2.3	$0.9	$(0.2)

A settlement loss of $1.3 million was recognized during the year ended March 31, 2002 as a result of the sale of the Company’s Windows business.

The following are the assumptions used in developing the projected benefit obligation as of March 31 for the Australian and New Zealand defined benefit pension plan:

	March 31
	2003	2002	2001

Discount rate	6.8%	7.0%	5.5%
Rate of increase in compensation	3.5%	3.5%	4.0%
Expected return on plan assets	6.8%	7.0%	7.5%

Plan assets consist primarily of investments in marketable securities. Net unrecognized gains and losses are amortized over the average remaining service period of active employees. A market related value of assets is used to determine pension costs using a five year average of stocks held for investment purposes. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2002 to 2003 and from 2001 to 2002 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The decrease in the expected return on plan assets from 2002 to 2003 and from 2001 to 2002 is a result of both the reduction in the expected underlying inflation rate and lower expected after-tax rates of return.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian and New Zealand defined benefit pension plan:

	Years Ended March 31
(Millions of US dollars)	2003	2002

Changes in benefit obligation:
Benefit obligation - beginning balance	$38.7	$41.9
Service cost	2.7	2.9
Interest cost	2.9	2.4
Plan participants’ contributions	0.3	0.6
Actuarial (gain) loss	(5.5)	8.1
Divestitures	—	(8.5)
Benefits paid	(5.5)	(12.0)
Foreign currency translation	4.9	3.3

Benefit obligation - ending balance	$38.5	$38.7

Changes in plan assets:
Fair value of plan assets - beginning balance	$39.8	$52.8
Actual (loss) return on plan assets	(4.4)	1.4
Divestitures	—	(8.5)
Employer contributions	2.5	1.6
Participant contributions	0.3	0.6
Benefits paid	(5.5)	(12.0)
Foreign currency translation	5.0	3.9

Fair value of plan assets - ending balance	$37.7	$39.8

Funded status	$(0.8)	$1.1
Unamortized prior service cost	0.1	0.2
Unrecognized actuarial loss	11.9	9.1
Unrecognized net transition asset	(0.8)	(1.5)

Net asset	$10.4	$8.9

Pension assets (liabilities) recognized in the financial statements:
Prepaid pension cost	$10.4	$8.9
Accrued pension liability	(11.2)	—
Accumulated other comprehensive loss	11.1	—
Intangible asset	0.1	—

The Company recorded an additional minimum pension liability of $11.2 million at March 31, 2003 as required by SFAS No. 87, “Employers’ Accounting for Pensions.” The adjustment is reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Trade creditors	$50.4	$34.4
Other creditors and accruals	24.8	25.3

Total accounts payable and accrued liabilities	$75.2	$59.7

11. Short and Long-Term Debt

Long-term debt consists of the following components:

	March 31
(Millions of US dollars)	2003	2002

US$ noncollateralized notes, 7.09% average rate	$165.0	$225.0
US$ noncollateralized revolving loan facility	—	100.0

Total long-term debt	$165.0	$325.0

The US$ non-collateralized notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven installments that commence on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

As a consequence of the completion of the sale of the Gypsum business on April 25, 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralized note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid $60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make-whole payment has been charged to interest expense during the year ended March 31, 2003.

The US$ denominated non-collateralized revolving loan facility can be repaid and redrawn until maturity in November 2005 and provides for maximum borrowings of A$200.0 million ($120.8 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. At March 31, 2003, there was $120.8 million available under this revolving loan facility. The weighted average interest rate was 2.29% as of March 31, 2002.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended March 31, 2002.

At March 31, 2003, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)

Years Ending March 31:
2004	$—
2005	17.6
2006	25.7
2007	27.1
2008	8.1
Thereafter	86.5

Total	$165.0

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has short-term non-collateralized stand-by loan facilities which provide for maximum borrowings of $117.5 million. At March 31, 2003, the facilities had a maturity date of April 30, 2003 and the Company had not drawn down any of these facilities. During April 2003, the Company renegotiated the facilities to extend the maturity date to October 30, 2003. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period.

The Company has a short-term US$ line of credit which provides for maximum borrowings of $9.5 million. At March 31, 2003, the Company had drawn down $8.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity on December 31, 2003. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At March 31, 2003 and 2002, the weighted average interest rate on outstanding borrowings under this facility was 4.80% and 7.80%, respectively.

At March 31, 2003, management believes it was in compliance with all restrictive covenants contained in the non-collateralized notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

12.     Other Liabilities

Other liabilities consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Current other liabilities:
Reorganization	$0.8	$0.9
Surplus leased space	1.5	2.1
Medical Research and Compensation Foundation	—	2.9
Other	2.6	0.8

Total current other liabilities	$4.9	$6.7

Non-current other liabilities:
Employee entitlements	15.4	4.4
Product liability	1.2	1.2
Derivative liability	—	6.2
Other	1.7	0.2

Total non-current other liabilities	$18.3	$12.0

13. Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates. The following are the changes in the product warranty provision:

	March 31
(Millions of US dollars)	2003	2002

Balance at beginning of period	$17.7	$6.8
Accruals for product warranties	0.1	12.6
Settlements made in cash or in kind	(3.3)	(1.8)
Foreign currency translation adjustments	0.3	0.1

Balance at end of period	$14.8	$17.7

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Commitments and Contingencies

Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

Legal

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries

With the establishment and funding of the Medical Research and Compensation Foundation (the “Foundation”) in February 2001 (see Note 17), the Company no longer owned or controlled two Australian companies which manufactured and marketed asbestos-related products prior to 1987. Those companies were former subsidiaries of ABN 60 Pty Limited (“ABN 60”, formerly known as JHIL). On March 31, 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”).

In prior years and up to the date of the establishment of the Foundation, these two former subsidiaries incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at the two former subsidiaries which are now controlled by the Foundation. As all three former subsidiaries of the Company are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at March 31, 2003 or 2002.

While it is difficult to predict the incidence or outcome of future litigation, the Company believes it is remote that any significant personal injury suits for damages in connection with the former manufacture or sale of asbestos containing products that are or may be filed against ABN 60 or its former subsidiaries would have a material adverse effect on its business, results of operations or financial condition. This belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where “piercing the corporate veil” might occur under Australian law, and there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability”. The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like.

Asbestos litigation and settlement payments were $11.5 million for the year ended March 31, 2001.

Gypsum Business

Under the terms of the Company’s agreement to sell its Gypsum business to BPB U.S. Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company’s indemnification obligation generally extends for 2 years from the closing date, arises only if claims exceed $5 million in the aggregate and is limited to $100 million in the aggregate. In addition, the Company agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company’s obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. Such losses are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. As the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at March 31, 2003:

(Millions of US dollars)

Years Ended March 31:
2004	$10.2
2005	9.4
2006	8.8
2007	8.5
2008	7.5
Thereafter	43.8

Total	$88.2

Rental expense amounted to $9.0 million, $8.0 million and $7.8 million for the years ended March 31, 2003, 2002 and 2001, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment, primarily in the US, contracted for but not recognized as liabilities and generally payable within one year, were $20.6 million at March 31, 2003.

15. Restructuring and Other Operating Income (Expense)

In March 2001, the Company announced the creation of a new division for its fiber cement business in the Asia Pacific region, commencing with the 2002 fiscal year. The new regional division comprises the fiber cement operations in Australia, New Zealand and the Philippines. As a result, the Company had decided to phase out manufacturing at its Perth, Western Australia facility during the course of calendar year 2001. Accordingly, restructuring costs of $15.5 million were incurred in the Asia Pacific fiber cement segment for the year ended March 31, 2001. The Company incurred employee termination costs of $5.4 million for 189 employees: 8 from sales, 23 from administration, 5 from marketing and 153 hourly paid workers in manufacturing and distribution. One employee had left by March 31, 2001. The 2 administrative employees remaining at March 31, 2002 have left in fiscal year 2003. Included in the March 2001 restructuring costs were $7.5 million for the write down of fixed assets to their estimated fair value and $2.6 million for lease cancellation charges.

Corporate reorganization expenses represent the costs incurred in relation to the 2001 Reorganization. Included in these expenses is $2.3 million paid to our independent accountants, PricewaterhouseCoopers, for related professional services.

On February 14, 2002, the Company signed a Class Action Settlement Agreement (the “Settlement Agreement”) for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the USA Fiber Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of $12.6 million in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Settlement Agreement. The total liability included in the balance sheet relating to the Settlement Agreement as of March 31, 2003 and 2002 was approximately $9.1 million and $11.5 million, respectively, which is included in the product warranty liability (see Note 13).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restructuring and other operating income (expense) consist of the following components:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Restructuring:
Asia Pacific Fiber Cement employee termination costs	$—	$—	$(5.4)
Asia Pacific Fiber Cement fixed asset impairment charge	—	—	(7.5)
Asia Pacific Fiber Cement lease cancellation charges	—	—	(2.6)
Other operating income (expenses):
Settlement of terminated derivative contract	1.0	—	—
Decrease in fair value of derivative contracts	—	(8.1)	—
Corporate reorganization expenses	—	(7.4)	—
Class action settlement and roofing warranties	—	(12.6)	—

Total restructuring and other operating income (expense)	$1.0	$(28.1)	$(15.5)

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities (in millions of US dollars):

	April 1			March 31
	2002			2003
Type of Cost	Balance	Additions	Deductions	Balance

Employee terminations	$0.9	$—	$(0.1)	$0.8
Surplus lease space	2.1	0.2	(0.8)	1.5

Total	$3.0	$0.2	$(0.9)	$2.3

	April 1			March 31
	2001			2002
Type of Cost	Balance	Additions	Deductions	Balance

Employee terminations	$4.7	$0.3	$(4.1)	$0.9
Surplus lease space	4.4	0.3	(2.6)	2.1

Total	$9.1	$0.6	$(6.7)	$3.0

Additions in 2003 reflect foreign currency movements and deductions reflect payments.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities.

The income tax (expense) benefit for income from continuing operations consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Income from continuing operations before income tax (expense) benefit:
Domestic [1]	$38.6	$10.1	$6.4
Foreign	73.8	21.8	23.3

Income from continuing operations before income tax (expense) benefit	$112.4	$31.9	$29.7

Income tax (expense) benefit:
Current
Domestic [1]	$(7.0)	$(2.2)	$(2.5)
Foreign	6.4	(2.6)	(10.5)

Current income tax expense	$(0.6)	$(4.8)	$(13.0)

Deferred
Domestic [1]	$0.1	$0.2	$—
Foreign	(26.5)	1.0	13.3

Deferred income tax (expense) benefit	(26.4)	1.2	13.3

Total income tax (expense) benefit for continuing operations	$(27.0)	$(3.6)	$0.3

Income tax (expense) benefit for discontinued operations consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Income tax (expense) benefit on discontinued operations:
Current
Foreign	$(0.7)	$(1.3)	$3.6

Current income tax (expense) benefit on discontinued operations	$(0.7)	$(1.3)	$3.6

Deferred
Foreign	$—	$0.9	$(20.0)

Deferred income tax benefit (expense) on discontinued operations	$—	$0.9	$(20.0)

Income tax (expense) benefit on disposal of discontinued operations	$(45.3)	$1.3	$0.6

Total income tax (expense) benefit for discontinued operations	$(46.0)	$0.9	$(15.8)

1 Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Continuing operations:
Income tax expense computed at the statutory tax rates	$(38.1)	$(11.9)	$(12.0)
US state income taxes, net of the federal benefit	(1.2)	0.9	2.5
Benefit from Dutch financial risk reserve regime	11.9	2.6	—
Expenses not deductible	(4.7)	(1.3)	(1.1)
Non-assessable items	—	9.3	12.4
Losses not available for carryforward	(1.4)	(3.9)	(1.9)
Taxes related to 2001 Reorganization	3.5	(18.7)	—
Net operating losses brought back to account	13.0	18.7	—
Increase in reserves	(10.0)	—	—
Other items	—	0.7	0.4

Total income tax (expense) benefit	$(27.0)	$(3.6)	$0.3

Effective tax rate	24.0%	11.3%	(1.1)%

Discontinued operations:
Income tax (expense) benefit computed at the statutory tax rates	$(44.8)	$0.8	$(14.0)
US state income taxes, net of the federal benefit	(8.0)	—	(2.8)
Tax basis greater than book basis	6.7	—	—
Expenses not deductible	—	(0.1)	(0.2)
Non-taxable income	—	—	0.6
Other items	0.1	0.2	0.6

Total income tax (expense) benefit	$(46.0)	$0.9	$(15.8)

The income tax (expense) benefit computed at the statutory tax rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Prior years’ Australian legislation reduced the country’s income tax rate from 34% to 30% in the year ended March 31, 2002 and from 36% to 34% in the year ended March 31, 2001. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Under newly enacted Australian legislation, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognize value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released $13.0 million of valuation allowance during the year ended March 31, 2003.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax balances consist of the following components:

	March 31
(Millions of US dollars)	2003	2002

Deferred tax assets:
Provisions and accruals	$22.0	$36.6
Net operating loss carryforwards	35.6	37.3
AMT credit carryforwards	—	7.0
Capital loss carryforwards	6.0	0.5
Foreign currency movements	0.1	0.6
Foreign tax credit carryforwards	0.1	1.4
Pension funding	0.2	—

Total deferred tax assets	64.0	83.4
Valuation allowance	(20.7)	(42.8)

Total deferred tax assets net of valuation allowance	43.3	40.6

Deferred tax liabilities:
Property, plant and equipment	(63.5)	(32.1)
Prepaid pension cost	—	(2.7)
Prepayments	(0.1)	(0.4)
Other	(0.7)	—

Total deferred tax liabilities	(64.3)	(35.2)

Total deferred taxes, net	$(21.0)	$5.4

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards.

The following are the changes in the valuation allowance:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Balance at beginning of period	$(42.8)	$(67.5)	$(60.5)
Cumulative translation adjustment	—	7.8	(12.6)
Transfer of ABN 60	16.8	—	—
Net deferred tax assets brought back to account	(4.0)	—	—
Reduction (addition) to expense:
Net operating losses brought back to account	13.0	8.8	3.1
Timing differences brought back to account	—	9.7	1.2
Tax rate change	—	(0.1)	4.9
Capital gains brought back to account	—	—	0.1
Reduction through sale of a business	—	3.3	—
Transfer from discontinued operations	—	—	(17.8)
Foreign currency movements	(3.7)	(4.8)	14.1

Balance at end of period	$(20.7)	$(42.8)	$(67.5)

At March 31, 2003, the Company has foreign net operating loss carryforwards of approximately $116.9 million that will never expire. The Company also has US state net operating loss carryforwards of approximately $5.4 million with varying expiration dates.

At March 31, 2003, the undistributed earnings of non-Dutch subsidiaries approximated $397.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company is currently undergoing several income tax audits. Although the results of these audits are not known at this time, the Company believes that the outcome of these audits will not have a material adverse impact on either its financial position, results of operations or cash flows.

17. Discontinued Operations

Gypsum

On March 13, 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on April 25, 2002. A pre-tax gain of $81.4 million was recorded representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of $26.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

On June 28, 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on March 21, 2003. A pre-tax gain of $49.2 million represented the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in income tax expense of $19.2 million. The proceeds from the sale were comprised of cash of $50.6 million less selling costs of $2.2 million.

Building Services

During the year ended March 31, 2003, the Company recorded a loss of $1.3 million related to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of $0.8 million and a $0.5 million write down of an outstanding receivable that was retained as part of the sale.

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd

On February 16, 2001, ABN 60 announced that it had established the Foundation to compensate individuals with claims against two former James Hardie subsidiaries and to fund medical research into asbestos-related diseases. ABN 60 gifted A$3.0 million ($1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“JH & Coy”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Jsekarb”) to the Foundation, a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. JH & Coy and Jsekarb manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from February 16, 2001, does not own or control the activities of JH & Coy or Jsekarb. In particular, the trustees are responsible for the effective management of claims against JH & Coy and Jsekarb, and for the investment of their assets. James Hardie has no economic interest in the Foundation, JH & Coy or Jsekarb; it has no right to dividends or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in the Foundation, JH & Coy or Jsekarb following satisfaction of all asbestos-related liabilities. Equally, for the reasons set out here and in Note 14, the Company does not believe it will have any liability should future asbestos-related liabilities of JH & Coy and Jsekarb exceed the funds available to those entities or the Foundation.

As a result of the change in ownership of JH & Coy and Jsekarb on February 16, 2001, a gain on disposal of $2.3 million has been recorded by James Hardie at March 31, 2001, representing the net liabilities of JH & Coy and Jsekarb which were disposed of for no consideration, the A$3.0 million ($1.7 million) cash gift to the Foundation together with costs associated with the establishment and funding of the Foundation. ABN 60 had agreed to repay an existing loan of A$70.0 million ($34.3 million) due to JH & Coy in four annual tranches of A$15.0 million ($7.4 million) and a final tranche of A$10.0 million ($4.9 million) with the first tranche payable on August 15, 2002. However, the loan was repaid in full by ABN 60 during fiscal year 2002.

As part of the establishment and funding of the Foundation, ABN 60 has entered into an agreement to pay to JH & Coy and Jsekarb 42 annual payments of A$5.6 million, totaling A$234.2 million ($141.4 million). Under the agreement, ABN 60 had the option of making the first seven payments and then a final payment of A$73.0 million ($44.1 million) when the eighth payment becomes due, making a total payment of A$112.0 million ($67.6 million). In addition, in the event claims against the two former subsidiaries exceed certain amounts, the Foundation has the right to demand payment of any remaining unpaid balance, discounted for early payment. On September 9, 2001, ABN 60 made an early payment of A$1.0 million ($0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million were reduced to A$5.5 million. On March 31, 2003, ABN 60 and consequently this agreement and related liability were transferred to the ABN 60 Foundation (see Note 14).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In 1998, the Company entered into lease agreements with JH & Coy whereby the Company leases, on a long-term basis, four fiber cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately $2.7 million per year. All of the leases expire on October 31, 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

ABN 60

On March 31, 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest in ABN 60 or ABN 60 Foundation, has no right to dividend or capital distributions, nor will it benefit in the event that there is ultimately a surplus of funds in ABN 60 or ABN 60 Foundation. Equally, and subject to further note below, the Company does not believe it will have any liability should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, a loss on disposal of $0.4 million was recorded by James Hardie at March 31, 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. James Hardie has not pledged any assets as collateral for such indemnity. JH & Coy, Jsekarb and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Jsekarb and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

Windows

On August 15, 2000, the Company approved a plan to dispose of its Windows business. For the year ended March 31, 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realizable value on disposal and transaction costs expected to be incurred on disposal. At March 31, 2001, operating losses from August 15, 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001’s loss on disposal for the Windows segment.

On November 30, 2001, the Company sold its Windows business. The Company recorded a gain on disposal of discontinued operations of $2.0 million representing the excess of cash proceeds of $7.8 million over the net book value of the assets sold of $5.8 million, a retirement plan settlement loss of $1.3 million and an income tax benefit of $1.3 million. The cash proceeds were offset by cash divested of $0.5 million.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following are the results of operations of discontinued businesses:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Windows
Net sales	$—	$—	$24.0
Loss before income tax benefit	—	—	(0.9)
Income tax benefit	—	—	0.2

Net loss	—	—	(0.7)

James Hardie & Coy Pty Ltd and Jsekarb Pty Ltd
Net sales	—	—	0.2
Income before income tax benefit	—	—	0.7
Income tax benefit	—	—	0.5

Net income	—	—	1.2

Gypsum
Net sales	18.7	247.6	279.0
Income before income tax expense	1.8	0.9	40.6
Income tax expense	(0.7)	(0.4)	(17.1)

Net income	1.1	0.5	23.5

Total
Net sales	18.7	247.6	303.2
Income before income tax expense	1.8	0.9	40.4
Income tax expense	(0.7)	(0.4)	(16.4)

Net income	1.1	0.5	24.0

Gain (loss) on disposal, net of income taxes	84.0	2.0	(15.1)

Income from discontinued operations	$85.1	$2.5	$8.9

18. Stock-Based Compensation

At March 31, 2003, the Company had the following stock-based compensation plans: Three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; the KMEIP Option Plan; and two Shadow Stock Plans. Prior to fiscal year 2003, the Company elected to follow the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and to provide the pro forma disclosures required under SFAS No. 123.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in 2003 and 2002:

	2003	2002

Dividend yield	2.9%	4.1%
Expected volatility	27.0%	22.3%
Risk free interest rate	2.9%	3.3%
Expected life in years	4.6	3.1
Weighted average fair value at grant date	A$1.12	A$0.77

Compensation expense arising from stock option grants as determined using the Black-Scholes model was $1.9 million, $1.6 million and $0.1 million for the years ended March 31, 2003, 2002 and 2001, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all options granted after March 31, 1995. As a result of this change in accounting method, a transition adjustment consisting of a $1.1 million increase in retained earnings and a $1.1 million decrease in additional paid-in capital has been reflected in the accompanying consolidated statements of shareholders’ equity as of April 1, 2000, to reflect the effect on these accounts for periods from April 1, 1995 (the date of initial application of SFAS No. 123) through March 31, 2000.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

On November 17, 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganization, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after November 17, 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001

On July 12, 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganization, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV’s total shareholder return (“TSR”) is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002

On July 19, 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after July 19, 2005 if JHI NV’s TSR is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 for the November 2002 return of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr. Macdonald dies or 18 months after he ceases to be employed by JHI NV.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. Accordingly, the Company recorded variable compensation expense of $0.2 million and $0.1 million for the years ended March 31, 2002 and 2001, respectively. No shares were issued to executives during fiscal years 2003, 2002 and 2001.

2001 Equity Incentive Plan

On December 3, 2002 and December 17, 2001, 4,037,000 options at an exercise price of A$6.66 and 4,248,417 options at an exercise price of A$5.65, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 17, 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

KMEIP Option Plan

On October 19, 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.38 and A$0.10 for the November 2002 and December 2001 returns of capital, respectively.

		October
		2001
	Original	Number of
Original Shadow Share Grant	Exercise	Options
Date	Price	Granted	Option Expiration Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the movement in the Company’s outstanding options:

(In Australian dollars)	2003		2002		2001

		Weighted		Weighted
		Average		Average		Weighted
	Number of	Exercise	Number of	Exercise	Number of	Average
	Shares	Price	Shares	Price	Shares	Exercise Price

Outstanding at beginning of year	10,969,562	A$4.54	1,200,000	A$3.87	1,200,000	A$3.87
Granted	5,987,000	6.42	10,341,246	4.37	—	—
Exercised	(2,059,879)	3.57	(496,257)	3.75	—	—
Forfeited	(1,486,659)	4.95	(75,427)	5.65	—	—

Outstanding at end of year	13,410,024	A$5.20	10,969,562	A$4.54	1,200,000	A$3.87

Options exercisable at March 31	1,948,346	A$4.17	1,122,022	A$3.70	—	A$ —

The following table summarizes information about the Company’s stock options outstanding at March 31, 2003:

(In Australian dollars)		Options Outstanding				Options Exercisable

			Weighted
			Average
		Number	Remaining	Weighted		Number
		Outstanding	Contractual	Average		Exercisable	Weighted
		at March 31	Life (in	Exercise		at March 31	Average
Range of Exercise Prices		2003	years)	Price		2003	Exercise Price

A$	3.30	1,777,763	7.6	A$	3.30	382,279	A$	3.30
	3.34	847,670	6.6		3.34	341,490		3.34
	3.39	1,200,000	6.6		3.39	400,000		3.39
	4.97	624,000	8.3		4.97	—		—
	5.27	3,121,591	8.7		5.27	805,577		5.27
	5.92	1,950,000	9.3		5.92	—		—
	6.66	3,889,000	9.7		6.66	19,000		6.66

A$	3.30 to A$6.66	13,410,024	8.6	A$	5.20	1,948,346	A$	4.17

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was December 17, 2001. The total number of shadow stock shares outstanding under the plans at March 31, 2003, 2002 and 2001 were 687,300 shares, 1,727,000 shares and 7,754,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was August 15, 2001. The total number of shadow stock shares outstanding at March 31, 2003, 2002 and 2001 were 1,512,274 shares, 2,325,000 shares and 4,633,000 shares, respectively.

These plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of $1.9 million, $5.1 million and $0.8 million was recognized in fiscal years 2003, 2002 and 2001, respectively. The portion of this compensation expense (income) related to Gypsum employees was $0.9 million and ($0.2) million for the years ended March 31, 2002 and 2001, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At March 31, 2003 and 2002, the Company had not entered into contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2003 and 2002, there were no such material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fiber cement products. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at March 31, 2002. Also a current payable of $0.6 million related to the contract was recorded at March 31, 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million has been recorded in other operating income during the year ended March 31, 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At March 31, 2003 and 2002, total credit exposure arising from forward exchange contracts was zero.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fiber cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At March 31, 2003, the Company had $8.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt:

	March 31
(Millions of US dollars)	2003		2002

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value

Long-term debt:
Floating	$—	$—	$100.0	$100.0
Fixed	165.0	200.7	225.0	227.5

Total	$165.0	$200.7	$325.0	$327.5

Fair values of long-term debt were determined by reference to the March 31, 2003 and 2002 market values for comparably rated debt instruments.

20. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fiber Cement manufactures and sells fiber cement flat sheet products in the United States. Asia Pacific Fiber Cement manufactures and sells fiber cement products in Australia, New Zealand and the Philippines. Research and Development is the research and development center in Sydney, Australia. Other includes the manufacture and sale of fiber cement products in Chile, the manufacture and sale of fiber cement reinforced pipes in the United States and fiber cement operations in Europe. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

USA Fiber Cement	$599.7	$444.8	$373.0
Asia Pacific Fiber Cement	194.4	156.9	166.6
Other Fiber Cement	9.6	4.2	—

Segments total	803.7	605.9	539.6
General Corporate	—	1.0	1.3

Worldwide total from continuing operations	$803.7	$606.9	$540.9

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Income from Continuing Operations
	Before Income Taxes
	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

USA Fiber Cement (2) (3)	$155.1	$85.8	$73.5
Asia Pacific Fiber Cement (2) (4)	30.1	22.4	4.4
Research and Development (2)	(13.0)	(10.0)	(6.5)
Other Fiber Cement	(10.7)	(8.9)	(3.7)
Eliminate intercompany transactions (5)	—	—	1.7

Segments total	161.5	89.3	69.4
General Corporate (6)	(29.9)	(41.0)	(28.1)

Total operating profit	131.6	48.3	41.3
Net interest expense (7)	(19.9)	(16.0)	(13.2)
Other income (expense), net	0.7	(0.4)	1.6

Worldwide total from continuing operations	$112.4	$31.9	$29.7

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2003	2002

USA Fiber Cement	$492.2	$420.3
Asia Pacific Fiber Cement	154.6	147.6
Other Fiber Cement	48.2	45.5

Segments total	695.0	613.4
General Corporate (8)	132.6	84.6
Discontinued operations	—	269.8

Worldwide total	$827.6	$967.8

	Additions to Property,
	Plant and Equipment (9)
	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

USA Fiber Cement	$81.0	$39.3	$75.4
Asia Pacific Fiber Cement	6.6	8.1	7.9
Other Fiber Cement	2.5	3.3	32.3

Segments total	90.1	50.7	115.6
General Corporate	0.1	0.1	—
Discontinued operations	—	1.6	6.7

Worldwide total	$90.2	$52.4	$122.3

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Depreciation and Amortization
	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

USA Fiber Cement	$18.2	$14.5	$11.3
Asia Pacific Fiber Cement	8.9	8.8	9.1
Other Fiber Cement	0.3	0.2	—

Segments total	27.4	23.5	20.4
General Corporate	0.2	0.2	0.4
Discontinued operations	1.1	16.2	16.9

Worldwide total	$28.7	$39.9	$37.7

Geographic Areas	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

USA	$605.0	$447.3	$373.0
Australia	124.7	100.7	111.0
New Zealand	51.7	38.0	38.0
Other Countries	22.3	19.9	17.6

Segments total	803.7	605.9	539.6
General Corporate	—	1.0	1.3

Worldwide total from continuing operations	$803.7	$606.9	$540.9

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2003	2002

USA	$528.3	$456.0
Australia	87.7	80.6
New Zealand	27.3	24.7
Other Countries	51.7	52.1

Segments total	695.0	613.4
General Corporate (8)	132.6	84.6
Discontinued operations	—	269.8

Worldwide total	$827.6	$967.8

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $5.3 million, $4.0 million and $6.3 million in 2003, 2002 and 2001, respectively, were expensed in the USA Fiber Cement operating segment. Research and development costs of $2.4 million, $2.0 million and $2.2 million in 2003, 2002 and 2001, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $10.4 million, $8.1 million and $5.3 million in 2003, 2002 and 2001, respectively, were expensed in the Research and Development segment. Research and development costs of $0.7 million in 2001 were expensed in the General Corporate segment.

Research and development expenditures are expensed as incurred and in total amounted to $18.1 million, $14.1 million and $14.5 million for the years ended March 31, 2003, 2002 and 2001, respectively.

(3)	In 2002, the operating profit of USA Fiber Cement was reduced by a $12.6 million charge for the settlement of all product, warranty and property related liability claims associated with roofing products which were previously manufactured and sold by the Company (see Note 15).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)	The operating profit of Asia Pacific Fiber Cement was reduced by restructuring and other expenses of $15.5 million for the year ended March 31, 2001 (see Note 15).

(5)	Relates to property rent paid by the Asia Pacific Fiber Cement segment to former subsidiaries of the Company which are now controlled by the Foundation.

(6)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Pension cost (income) related to the Australian and New Zealand defined benefit plan for the Asia Pacific Fiber Cement segment totaling $2.3 million, $0.9 million and ($0.2) million in fiscal years 2003, 2002 and 2001, respectively, has been included in the General Corporate segment.

(7)	The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(8)	The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(9)	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statement of cash flows. In fiscal year 2001, $31.1 million of property, plant and equipment additions reported in the Other Fiber Cement segment were related to fiber cement reinforced pipes in the United States.

Concentrations of Risk

The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has two major distributors that individually account for over 10% of the Company’s sales.

These two distributors represented 34% and 40% of the Company’s trade accounts receivable at March 31, 2003 and 2002, respectively. The following are net sales generated by these two distributors which are from the USA Fiber Cement segment:

	Years Ended March 31
(Millions of US dollars)	2003	2002	2001

Distributor A	$125.1	$124.9	$94.8
Distributor B	211.4	168.8	155.3

Total	$336.5	$293.7	$250.1

Approximately 25% of the Company’s 2003 revenues from continuing operations were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Other Comprehensive Loss

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the consolidated balance sheet:

	March 31
(Millions of US dollars)	2003	2002

Net unrealized gain on available-for-sale securities	$0.1	$0.1
Unrealized transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortization of unrealized transition loss on derivative instruments	2.2	1.1
Minimum pension liability adjustment	(7.7)	—
Foreign currency translation adjustments	(36.0)	(57.9)

Total accumulated other comprehensive loss	$(46.3)	$(61.6)

22. Purchases of Assets of a Business

On December 12, 2001, the Company acquired the net assets of Cemplank, Inc., primarily fiber cement equipment, for $40.8 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated statements of income include the results of operations arising from these net assets beginning December 12, 2001. The pro forma effect on the results of operations for fiscal years 2002 and 2001 is not material to the Company’s consolidated financial statements.

23. Shareholders’ Equity

In the third quarter of fiscal year 2003, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of $157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of $94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

In fiscal year 2002, the Company completed the 2001 Reorganization whereby the Company issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL. Also in fiscal year 2002, the Company returned capital to shareholders in the amount of $22.5 million.

24. Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totaled $10.6 million and $8.8 million for the years ended March 31, 2003 and 2002, respectively.

Remuneration for non-executive Directors comprises fees for attendance at meetings of the Board of Directors and its sub-committees. Remuneration for the executive Director is determined on the same basis as for other executives as described in Note 25 below.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least $100,000 was $10.4 million and $8.1 million for the years ended March 31, 2003 and 2002, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.

The number of such executives within the specified bands are as follows:

(US dollars)	March 31
Range starting at:	2003	2002

$130,000	—	1
$180,000	—	1
$270,000	1	—
$290,000	—	1
$330,000	2	—
$340,000	1	—
$350,000	—	1
$370,000	1	—
$460,000	1	—
$470,000	—	1
$480,000	1	—
$490,000	—	1
$620,000	—	1
$710,000	1	—
$750,000	—	1
$770,000	1	—
$930,000	1	—
$1,140,000	—	1
$1,160,000	—	1
$1,250,000	—	1
$1,270,000	1	—
$1,390,000	1	—
$2,120,000	—	1
$2,670,000	1	—

	13	12

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and the Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors’ and officers’ liability insurance contracts.

Options and shares issued to executives under the Executive Share Purchase Plan are valued using the Black-Scholes model and the fair value of options granted is included in remuneration.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Remuneration of Auditors

Remuneration to PricewaterhouseCoopers for services provided for 2003 and 2002 was as follows:

Audit Fees

The aggregate fees for professional services rendered by PricewaterhouseCoopers during the years ended March 31, 2003 and 2002 were $1.1 million and $0.8 million, respectively. Professional services include the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

The aggregate fees billed for assurance and related services rendered by PricewaterhouseCoopers during the years ended March 31, 2003 and 2002 were $0.6 million and $2.5 million, respectively. Included in the March 31, 2002 audit related fees is a $2.3 million charge for professional services performed in relation to the 2001 Reorganization. All other audit related fees are for accounting consultations and audits in connection with disposals of businesses and employee benefit plan audits.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by PricewaterhouseCoopers during the years ended March 31, 2003 and 2002 were $3.4 million and $1.0 million, respectively.

All Other Fees

In addition to the fees described above, the Company incurred minor fees from PricewaterhouseCoopers related to the purchase and use of software.

27. Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are set out in Item 6 “Directors, Senior Management and Employees” in this Form 20-F.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors’ retirement benefits is disclosed in Item 6 “Directors, Senior Management and Employees” in this Form 20-F.

JHI NV Directors’ Securities Transactions

The Company’s Directors and their director-related entities held an aggregate of 8,951,955 ordinary shares and 8,824,755 ordinary shares at March 31, 2003 and 2002, respectively, and 3,774,000 options and 1,824,000 options at March 31, 2003 and 2002, respectively.

Supervisory Board members on August 27, 2002 participated in an allotment of shares at A$6.71 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on July 19, 2002. Directors A.G. McGregor, M.R. Brown, M.J. Gillfillan and J.R.H. Loudon were allotted 1,641 shares each, M. Hellicar was allotted 2,948 shares and G.J. Clark was allotted 6,688 shares.

Managing Board Director P.D. Macdonald purchased on market a total of 180,000 JHI NV shares on September 9 and 10, 2002.

The capital return paid by JHI NV on November 1, 2002 and JHI NV dividends paid November 1, 2002 and January 30, 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

On July 19, 2002, JHI NV shareholders approved the Peter Donald Macdonald 2002 Share Option Plan. P.D. Macdonald was granted 1,950,000 JHI NV options on July 19, 2002. Full details are set out in Note 18.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

M.M. Koffel, who ceased to be a JHI NV director on July 19, 2002, is Chairman and Chief Executive of URS Corporation, from which James Hardie purchases engineering services. All transactions were negotiated in accordance with usual commercial terms and conditions. It is not considered that this director had significant influence over these transactions.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries

At March 31, 2003 and 2002, loans receivable totaling $197,130 and $414,430 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2003 and 2002, repayments totaling $95,239 and $166,161, respectively, were received in respect of the Plan from D.E. Cameron, A.T. Kneeshaw, P.D. Macdonald, R.H. Markham, J.L. Moller, P.G. Morley, D.A.J. Salter and G.A. Stanmore. During fiscal year 2003 a director of JHI NV subsidiaries was appointed with a loan of $28,541. During fiscal years 2003 and 2002, directors resigned with loans outstanding totaling $201,840 and $521,777, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries During the Year

Payments of $11,350 and $3,305 for the years ended March 31, 2003 and 2002, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of $164,056 and $78,184 for the years ended March 31, 2003 and 2002, respectively, were made to Pether and Associates Pty Ltd, technical contractors. J.F. Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
Selected Quarterly Financial Data (Unaudited, not forming part of the consolidated financial statements)

The information furnished in the selected quarterly financial data for the years ended March 31, 2003 and 2002 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2003				Year Ended March 31, 2002
	By Quarter				By Quarter
(Millions of US dollars)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$200.2	$207.6	$197.4	$198.5	$148.6	$155.5	$144.8	$158.0
Cost of goods sold	(129.1)	(131.2)	(122.9)	(118.7)	(102.8)	(99.7)	(95.6)	(103.5)

Gross profit	$71.1	$76.4	$74.5	$79.8	$45.8	$55.8	$49.2	$54.5

Operating profit (loss)	$35.9	$36.4	$30.9	$28.4	$11.3	$17.8	$(2.9)	$22.1
Interest expense	(4.0)	(3.8)	(13.5)	(2.5)	(5.9)	(4.9)	(4.1)	(3.5)
Interest income	1.1	1.3	1.1	0.4	0.6	0.8	0.8	0.2
Other income (expense), net	0.3	(0.2)	—	0.6	(1.2)	0.5	—	0.3

Income (loss) from continuing operations before income taxes	33.3	33.7	18.5	26.9	4.8	14.2	(6.2)	19.1
Income tax (expense) benefit	(10.3)	(10.2)	(3.0)	(3.5)	(1.2)	(3.7)	5.8	(4.5)

Income (loss) from continuing operations	23.0	23.5	15.5	23.4	3.6	10.5	(0.4)	14.6
Discontinued operations:
Income (loss) from discontinued operations	1.1	—	—	—	(4.8)	0.2	2.9	2.2
Gain (loss) on disposal of discontinued operations	51.8	1.1	—	31.1	0.3	(0.3)	2.1	(0.1)

Income (loss) from discontinued operations	52.9	1.1	—	31.1	(4.5)	(0.1)	5.0	2.1

Net income (loss)	$75.9	$24.6	$15.5	$54.5	$(0.9)	$10.4	$4.6	$16.7

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on October 15, 2002 of James Hardie Industries N.V. (English Translation)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (3)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes (1)

2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto (1)

2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto (6)

2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited (1)

2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA (1)

2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas (1)

2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch (1)

2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited (1)

2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA (1)

2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited (1)

2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas (1)

2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association (1)

2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch (1)

2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated

Exhibit
Number	Description of Exhibits

Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch

2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Banks, National Association; and WestLB AG, Sydney Branch

2.18	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan (1)

4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan (1)

4.3	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2001(1)

4.4	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002 (6)

4.5	Executive Service Agreement, effective as of November 1, 2002, between James Hardie Industries N.V. and Peter Donald Macdonald (6)

4.6	Form of Executive Officer Employment Agreement

4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (1)

4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (1)

4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto (1)

4.10	Lease Agreement, effective November 1, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia (1)

4.11	Lease Agreement, effective November 1, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.12	Lease Agreement, dated November 6, 1998, among James Hardie & Coy Pty Limited, JHIL and James Hardie Australia Pty Limited re premises at Rutland, Avenue, Welshpool, Western Australia, Australia (1)

4.13	Lease Agreement, effective November 1, 1998, among Amaca Pty Limited (f/k/a/James Hardie & Coy Pty Limited), JHIL and James Hardie Australia Pty Limited re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.14	Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001, between WL Homes LLC and James Hardie Gypsum, Inc. (5) (7)

Exhibit
Number	Description of Exhibits

4.15	Assignment and Assumption Agreement dated April 25, 2002, between James Hardie Gypsum, Inc. and James Hardie, Inc. in reference to the Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001 (6)

4.16	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (1)

4.17	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc and James Hardie Inc. (6)

4.18	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (6)

4.19	Supervisory Board Share Plan, dated July 19, 2002 (6)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

10.1	Consent of PricewaterhouseCoopers LLP

99.1	Excerpts of the Securities Clearing House Business Rules, including Temporary Rule Book inserts thereto, as of September 28, 2001 (4)

99.2	Excerpts of the Corporations Act 2001, as of September 28, 2001 (4)

99.3	ASIC Class Order 00/182, dated February 13, 2000 (4)

99.4	ASIC Modification, dated August 23, 2001 (4)

99.5	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to our Registration Statement on Form 20-F dated September 28, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement Form F-6 dated September 12, 2001 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Amendment No. 1 to our Registration Statement Form F-6 dated September 28, 2001 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Amendment No. 2 to our Registration Statement on Form 20-F dated October 1, 2001 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 4, 2002 and incorporated herein by reference.

(7)	Certain portions of the exhibit have been omitted and submitted to the Securities and Exchange Commission pursuant to a confidential treatment request filed on October 1, 2001.