Form 20-F
period 2004-03-31
HARDIE JAMES INDUSTRIES NV
filed 2004-11-22
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-15240

James Hardie Industries N.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

4th Level, Atrium, unit 04-07

Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Common stock, represented by CHESS Units of Foreign Securities	New York Stock Exchange*
CHESS Units of Foreign Securities	New York Stock Exchange*
American Depositary Shares, each representing five units of CHESS Units of Foreign Securities	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 458,558,436 shares of common stock at March 31, 2004.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.     ☐ Item 17          ☑ Item 18

		Page

PART I
Item 1	Identity of Directors, Senior Management and Advisers	2
Item 2	Offer Statistics and Expected Timetable	2
Item 3	Key Information	2
	Selected Financial Data	2
	Risk Factors	5
	Forward-Looking Statements	16
Item 4	Information on the Company	16
Item 5	Operating and Financial Review and Prospects	38
Item 6	Directors, Senior Management and Employees	58
Item 7	Major Shareholders and Related Party Transactions	80
Item 8	Financial Information	83
Item 9	Listing Details	83
Item 10	Additional Information	86
Item 11	Quantitative and Qualitative Disclosures About Market Risk	100
Item 12	Description of Securities Other Than Equity Securities	102
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	103
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	103
Item 15	Controls and Procedures	103
Item 16A	Audit Committee Financial Expert	103
Item 16B	Code of Ethics	103
Item 16C	Principal Accountant Fees and Services	103
Item 16D	Exemptions from the Listing Standards for Audit Committees	104
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	104
PART III
Item 18	Financial Statements	104
Item 19	Exhibits	104
EXHIBIT 1.1
EXHIBIT 2.18
EXHIBIT 2.19
EXHIBIT 2.20
EXHIBIT 4.6
EXHIBIT 4.7
EXHIBIT 4.8
EXHIBIT 4.9
EXHIBIT 4.11
EXHIBIT 4.12
EXHIBIT 4.13
EXHIBIT 4.14
EXHIBIT 4.15
EXHIBIT 4.16
EXHIBIT 4.20
EXHIBIT 4.21
EXHIBIT 4.22
EXHIBIT 4.23
EXHIBIT 4.24
EXHIBIT 4.25
EXHIBIT 8.1
EXHIBIT 10.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

      Not Required

Item 2.	Offer Statistics and Expected Timetable

      Not Applicable

Item 3.	Key Information

      In this annual report, unless the context otherwise indicates, James Hardie Industries N.V., a “naamloze vennootschap,” or a Dutch public limited liability company incorporated under the laws of The Netherlands, is referred to as “JHI NV.” JHI NV and its subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI NV and its subsidiaries,” the “Company” or “company,” “James Hardie” or the “James Hardie Group.”

      The term “fiscal year” refers to our fiscal year ended March 31 of such year, the term “dollars” or “$” refers to U.S. dollars, the term “A$” refers to Australian dollars, the term “NZ$” refers to New Zealand dollars, the term “PHP” refers to Philippine pesos and the term “CLP” refers to Chilean pesos. The term “msf” refers to thousands of square feet and the term “mmsf” refers to millions of square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

      As a company incorporated under the laws of The Netherlands, JHI NV has listed its securities for trading on the Australian Stock Exchange (“ASX”) through the use of the Clearing House Electronic Subregister System (“CHESS”) Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI NV, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”

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

Selected Financial Data

      We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets and consolidated statements of changes in shareholders’ equity as of March 31, 2004 and March 31, 2003, and our consolidated statements of income and cash flows for the years ended March 31, 2004, 2003 and 2002, together with the related notes. For periods prior to October 19, 2001, the effective date of our corporate restructuring (see Item 4 “Information on the Company — History and Development of the Company — Corporate Restructuring”), the consolidated financial statements represent the financial position, results of operations and cash flows of ABN 60 000 009 263 Pty Ltd (“ABN 60”), which was formerly known as James Hardie Industries Limited (“JHIL”) and its wholly owned subsidiaries. For periods after October 19, 2001, our consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries.

      The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

      The selected consolidated financial information summarized below has been derived in part from JHI NV’s financial statements. You should read the selected consolidated financial information in conjunction with JHI NV’s financial statements and related notes contained in Item 18 and under the section entitled “Operating and Financial Review and Prospects” contained in Item 5. Such historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	Fiscal Years Ended March 31,

	2004	2003	2002	2001	2000

	(In millions, except sales price per unit and per share data)
Consolidated Statements of Income Data:
Net Sales
USA Fiber Cement	$738.6	$599.7	$444.8	$373.0	$310.5
Asia Pacific Fiber Cement(1)	219.8	174.3	141.7	152.0	185.5
Other(2)	23.5	9.6	5.2	1.3	2.0

Total net sales	$981.9	$783.6	$591.7	$526.3	$498.0

Operating income(3)	$172.2	$128.8	$46.8	$40.5	$58.8
Interest expense	(11.2)	(23.8)	(18.4)	(21.4)	(25.9)
Interest income	1.2	3.9	2.4	8.2	5.4
Other income (expense), net(4)	3.5	0.7	(0.4)	1.6	(1.6)

Income from continuing operations before income taxes	165.7	109.6	30.4	28.9	36.7
Income tax (expense) benefit	(40.4)	(26.1)	(3.1)	0.6	(13.0)

Income from continuing operations	$125.3	$83.5	$27.3	$29.5	$23.7

Net income	$129.6	$170.5	$30.8	$38.6	$118.1

Income from continuing operations per common share — basic	$0.27	$0.18	$0.06	$0.07	$0.06
Net income per common share — basic	0.28	0.37	0.07	0.09	0.29
Income from continuing operations per common share — diluted	0.27	0.18	0.06	0.07	0.06
Net income per common share — diluted	0.28	0.37	0.07	0.09	0.29
Dividends paid per share	0.05	0.08	0.05	0.10	0.10
Return of capital per share	$0.15	$0.20	$0.05	$—	$—
Weighted average number of common shares outstanding
Basic	458.1	456.7	438.4	409.6	407.0
Diluted	461.4	459.4	440.4	409.6	407.0
Consolidated Cash Flow Information:
Cash flows provided by operating activities	$162.6	$64.8	$76.6	$94.6	$146.3
Cash flows (used in) provided by investing activities	(58.0)	237.9	(77.2)	(162.9)	5.8
Cash flows (used in) provided by financing activities	$(87.9)	$(279.4)	$(40.8)	$1.3	$(49.0)
Other Data:
Depreciation and amortization(5)	$36.4	$27.4	$23.5	$20.6	$20.8
Adjusted EBITDA(6)	208.6	156.2	70.3	68.6	79.6
Capital expenditures(7)	$74.1	$90.2	$50.8	$114.7	$44.1

	Fiscal Years Ended March 31,

	2004		2003		2002		2001		2000

	(In millions, except sales price per unit and per share data)
Volume (million square feet)(8)
USA Fiber Cement		1,519.9		1,273.6		988.5		852.3		724.9
Asia Pacific Fiber Cement(1)		362.1		349.9		320.7		318.9		333.8
Average sales price per unit (per thousand square feet)
USA Fiber Cement		$486		$471		$450		$438		$428
Asia Pacific Fiber Cement(1)	A$	862	A$	887	A$	861	A$	857	A$	879
Consolidated Balance Sheet Data:
Net current assets		$195.9		$159.4		$115.1		$84.9		$180.3
Total assets		971.2		851.8		968.0		969.0		1,018.6
Long-term debt		147.4		165.0		325.0		357.3		346.5
Shareholders’ equity		$504.7		$434.7		$370.7		$281.1		$244.7

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. See section entitled “Notes to Results of Operations” on page 49 in Item 5 for additional details on sales volume and average sales price per unit in fiscal years 2004 and 2003.

(2)	Includes fiber cement manufactured and sold in Chile, fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and roofing operations in the United States. Also includes general corporate income in fiscal years 2002, 2001 and 2000 comprised primarily of rental income from subleasing office space in Sydney, Australia.

(3)	Amount includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2004, $2.1 million expense primarily related to an increase in cost provisions for our Australian and New Zealand business, (ii) for fiscal year 2003, $1.0 million income related to the settlement of a terminated derivative contract, (iii) for fiscal year 2002, $12.6 million expense related to the roofing Class Action Settlement Agreement in the United States, $7.4 million expense associated with the corporate reorganization and $8.1 million expense related to the decrease in fair value of derivative contracts, (iv) for fiscal year 2001, asset write-downs, lease termination charges and employee termination costs of $15.5 million primarily associated with the restructuring of our fiber cement business in Australia and the creation of the new Asia Pacific regional structure and (v) for fiscal year 2000, $4.1 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia.

(4)	Consists primarily of: (i) for fiscal year 2004, the net gain achieved after accounting for income items, including a $4.5 million profit on the sale of our New Zealand property. These income items were partially offset by expense items including $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch corporate structure, (ii) for fiscal year 2003, investment income of $0.7 million, (iii) for fiscal year 2002, investment expenses of $0.4 million, (iv) for fiscal year 2001, investment income of $1.6 million and (v) for fiscal year 2000, investment expenses of $1.6 million.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	Represents income from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses as described above, net, depreciation and amortization charges, and certain other property, goodwill and equipment impairment charges as follows:

(“Adjusted EBITDA”)	Fiscal Years Ended March 31,

	2004	2003	2002	2001	2000

	(In millions)
Income from continuing operations	$125.3	$83.5	$27.3	$29.5	$23.7
Income tax expense (benefit)	40.4	26.1	3.1	(0.6)	13.0
Interest expense	11.2	23.8	18.4	21.4	25.9
Interest income	(1.2)	(3.9)	(2.4)	(8.2)	(5.4)
Other (income) expense, net	(3.5)	(0.7)	0.4	(1.6)	1.6
Depreciation and amortization	36.4	27.4	23.5	20.6	20.8
Impairment of property, plant and equipment	—	—	—	7.5	—

Adjusted EBITDA	$208.6	$156.2	$70.3	$68.6	$79.6

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

Risk Factors

We may be subject to potential liability because ABN 60 and certain former subsidiaries formerly manufactured products containing asbestos.

      A New Zealand subsidiary of JHI NV manufactured products containing asbestos in New Zealand prior to 1987. Statutory provisions in New Zealand currently bar claims for compensatory damages arising from work-related asbestos exposure. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca Pty Limited and Amaba Pty Limited, which are now owned and controlled by the Medical Research and Compensation Foundation (the “Foundation”), manufactured products containing asbestos in Australia. In addition, prior to 1937, ABN 60, now owned by the ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”), manufactured products containing asbestos in Australia. We cannot predict with any certainty any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If, however, a court of competent jurisdiction relying on applicable law were to find JHI NV, our New Zealand subsidiary or another James Hardie subsidiary liable for damages connected with existing or former subsidiaries or their manufacture of asbestos-containing products, we may incur significant liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. See Item 4 “Information on the Company — Legal Proceedings.”

Following a Special Commission of Inquiry that was established in Australia to consider matters related to the Foundation, we may be subject to claims and allegations involving asbestos-related liability, or our corporate restructurings, including the corporate restructuring related to the creation of the Foundation and the ABN 60 Foundation and associated intercompany transactions.

      In February 2004, the Government of the State of New South Wales (“NSW”), Australia established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described in Item 4 “Information on the Company — Legal Proceedings,” the circumstances in which the Foundation was established. The SCI heard evidence and received submissions from April 5, 2004 to August 13, 2004.

      The Company provided submissions to the SCI and, on July 14, 2004, issued a statement announcing that it would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statutory scheme to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies. The submission also stated that an effective scheme would reduce legal, superimposed (judicial) inflation and administrative costs and that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation. In addition, the Company provided additional oral and written submissions to the SCI in response to questions from the Commissioner of the SCI concerning James Hardie’s proposed statutory scheme.

      The SCI issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, it was not likely that any significant liabilities for present or future asbestos claims for claimants against Amaca, Amaba or ABN 60 could be successfully made directly against JHI NV or any other James Hardie subsidiary. The SCI found that there was a significant funding shortfall in the establishment of the Foundation inasmuch as the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet the central estimate of approximately A$1.570 billion discounted value of asbestos liabilities of Amaca and Amaba. The SCI also concluded that the assets of the Foundation were likely to be exhausted in the first half of 2007.

      The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions. The claims to which we may be subject could include claims by the Foundation or its current subsidiaries or their directors. The SCI further found, however, that there were hurdles that might prove to be insuperable against any substantial recovery or remedy by such potential claimants against the Company. In addition, the NSW Government has announced its preparedness to pass legislation, as described in Item 4 “Information on the Company — Legal Proceedings,” which would alter the Company’s liability position.

      The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions (“ACTU”) and the Labor Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on July 14, 2004 was rejected by the Representatives. The Company is currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and the Company and subsequently to the Company’s shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain, and accordingly, the Company cannot yet determine whether it will achieve a satisfactory resolution or what any potential arrangement may involve.

      The terms of any resolution, or the uncertainty arising from the lack of any resolution, could have a material adverse effect on the Company’s financial position, results of operations and cash flows. The Company has announced its intention to put any such resolution to shareholders for approval at a General Meeting. If no resolution is reached and implemented, it is not possible to predict what action the Foundation, the NSW Government or other state and territory governments and/or the Australian federal government, Representatives or others may take or what the outcome may be. The impact of any such actions however, could be materially adverse to the Company.

      The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. See Item 4 “Information on the Company — Legal Proceedings.”

                  We may have difficulty obtaining financing (debt or equity), or obtaining financing on usual terms, or retaining existing financial support because of concerns or uncertainty relating to the SCI, legal or legislative action following the SCI, or the Company’s offer to provide additional funding to the Foundation.

      Debt as well as equity finance providers may view the uncertainty relating to the SCI, legal or legislative action following the SCI, or the Company’s offer to provide an additional funding mechanism for payment to asbestos claimants as negatively impacting the Company’s ability to service or repay debt or generate acceptable after tax profit. As a consequence, we may have difficulty obtaining financing, obtaining financing on usual terms or retaining existing financial support.

      In addition, if a resolution is reached with the Representatives and approved by them, the NSW Government and the Company’s Board, shareholders and lenders, the Company may be required to make a substantial provision in its accounts at a later date. It is also possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to its shareholders. These events may also cause the Company to be in breach of certain debt covenants, which could lead to acceleration of the repayment of the indebtedness. It is not certain that alternative financing would become available, whether on usual terms or otherwise.

      See also Liquidity and Capital Resources under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

We may encounter product boycotts, negative publicity or other measures taken by the Representatives or others to influence the resolution of matters relating to the SCI investigation or encourage governmental action if there is no resolution.

      The Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

                  The Government of the State of New South Wales has announced its preparedness to pass legislation if current negotiations between James Hardie, the ACTU and asbestos claimants do not reach an acceptable conclusion.

      The Ministerial Council for Corporations (the relevant body of the Federal, State and Territory Ministers) agreed to support a negotiated settlement that would ensure that claimants of asbestos-related diseases receive full and timely compensation from the Company. If current negotiations between James Hardie, the ACTU and asbestos claimants do not reach an acceptable conclusion, the NSW Government announced its preparedness to pass legislation which would “wind back James Hardie’s corporate restructure and rescind the cancellation of the A$1.9 billion in partly-paid shares.” Negotiations with the Representatives continue and no draft legislation has currently been published. See Item 4 “Information on the Company — Legal Proceedings.”

Our current senior management team was recently appointed on an interim basis after the resignations of our chief executive officer and chief financial officer.

      Our senior executives were appointed in October 2004 on an interim basis after the resignations of Peter Macdonald, formerly our Chief Executive Officer, and Peter Shafron, formerly our Chief Financial Officer.

Because of the unscheduled departure of our former senior management, and the essentially concurrent appointment of current management, there was little time available to smoothly transition over to the new management team. Accordingly, it may take time for our new management team to effectively transition into their new roles and to develop effective working relationships with our board of directors, employees, shareholders and others. We cannot assure you that this major restructuring of our senior management team will not adversely affect our results of operations or otherwise adversely affect us.

Our board of directors and senior management continue to devote significant attention to matters arising from and related to the Special Commission of Inquiry.

      Since the establishment of the SCI, our board of directors, our senior management and others within our organization have devoted a significant amount of time and resources to investigating the allegations raised in the report of the SCI, to producing documents to and complying with requests from governmental and regulatory authorities and others, and to seeking a resolution of the issues arising out of the SCI. The board of directors’ and management’s focus on issues related to the SCI may distract them from conducting the business of the Company, and this could adversely effect our results of operations.

Continuing negative publicity may adversely affect our business.

      As a result of the events that are the focus of the SCI, we have been the subject of continuing negative publicity, both in Australia and elsewhere in the world. We believe that this negative publicity has contributed to declines in the price of our publicly traded securities in 2004, and that this publicity has brought increased regulatory scrutiny upon us. We also believe that many of our employees are operating under stressful conditions, which may reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.

Continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.

      We are subject to an ongoing investigation by the Australian Securities and Investments Commission. We cannot predict when this investigation will be completed, nor can we predict what the results of this investigation will be. It is possible that we will be required to pay material fines, provide indemnification payments, or suffer other penalties, each of which could have a material adverse effect on our business. We cannot assure you that the effects and results of these or other investigations will not be material and adverse to our business, financial condition, results of operations or liquidity.

We may incur costs of current or former officers and employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.

      We may incur costs of current or former officers and employees of James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Group to those persons. The Company may be reimbursed under directors’ and officers’ insurance policies taken out by the Company. However, there is no guarantee that such insurance will completely cover any claims that would be made.

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

      Fiber cement product prices in the United States, Australia and New Zealand have fluctuated for a number of years due to the entry into the market of new producers and competition from alternative products, among other reasons, and these prices could continue to fluctuate in the future. Because of the maturity of the Australian and New Zealand markets, we believe that prices in those markets may decline and that sales volumes may not increase significantly or may decline in the future. Historically, increased sales volumes of our U.S. fiber cement products, the addition of proprietary products to our product mix and improved operating efficiencies have more than offset the decrease in pricing for such products in the United States. However, there may be future price decreases and we may not be able to offset such decreases with increased volume, new products or improved operating efficiencies. For instance, unanticipated technical problems could impair our efforts to commission new equipment aimed at improving operating efficiencies. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

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

      In the past, we have divested business segments and, from time to time in the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may adversely affect our operating results and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.

If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.

      We have invested significantly in research and development because we believe that such efforts are key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.

Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.

      In the United States, a large proportion of our fiber cement products is sold in three regions: the Southeast, the Southcentral and the Pacific Northwest. Demand for building products in these regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the Christmas period. We commenced production of fiber cement products in Chile in early 2001, where markets also experience decreased seasonal construction activity from May through September.

We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business and a significant reduction or cessation of shipments from an important supplier could adversely affect our business if we are unable to secure alternative supplies within a short time or on reasonable terms.

      Our fiber cement business periodically experiences fluctuations in supply and costs of raw materials, and some of our supply markets are concentrated. Cellulose fiber, silica, cement and water are the principal raw materials utilized in the production of fiber cement. Cellulose fiber has been subject to significant price fluctuations. Although we have not recently experienced any shortages of raw materials that have materially affected our operations, price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our business, results of operations and financial condition.

Demand for our products is subject to changes in consumer preference.

      The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy as well as our business, results of operations and financial condition.

We rely on only a few distributors to distribute our fiber cement products and the loss of any distributor could adversely affect our business.

      Our top two distributors in the United States represented approximately 50% of our total U.S. fiber cement sales in fiscal year 2004. In addition, a large home center retailer also accounted for approximately 15% of our total U.S. fiber cement sales in fiscal year 2004. Our top two distributors in Australia and our top four distributors in New Zealand accounted for approximately 30% and 95% of our total sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2004. We generally do not have long-term contracts with our large distributors. Accordingly, if we were to lose one or more of these distributors because our competitors were able to offer distributors more favorable pricing terms or for any other reasons, we may not be able to replace such distributors in a timely manner and on reasonable terms. The loss of one or more distributors could have a material adverse effect on our business, results of operations and financial condition.

If one or more of our fiber cement products fail to perform as expected or contain a design defect, such failure or defect, and/or any resulting negative publicity, could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.

      Because our fiber cement products have been used only since the early 1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and/or any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our business, results of operations and financial condition.

Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business, results of operations and financial condition.

      We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves.

If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business, results of operations and financial condition.

      The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damages to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our business, results of operations and financial condition.

We rely on a continuous power supply and availability of utilities to conduct our operations, and any shortages or interruptions could disrupt our operations and increase our expenses.

      In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and natural gas as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments could significantly disrupt our operations and increase our expenses. We currently do not have backup generators to maintain power and do not have alternate sources of power in the event of a blackout. In addition, our current insurance does not provide coverage for any damages that we or our customers may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulation, and if we fail to comply with these laws and regulations, or these laws or regulations change, we may be subject to significant liabilities, including but not limited to damages and penalties.

      We are subject to U.S. federal, state and local and foreign environmental and health and safety laws and regulations governing, among other matters, our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites and may also be held liable for any claims arising out of human exposure to such substances or other environmental damage. We will continue to be liable for any environmental problems that occurred while we owned or operated any of the three gypsum facilities that we sold in April 2002. See “Information on the Company — Capital Expenditures and Divestitures — Divestitures” in Item 4.

      In addition, many James Hardie products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use by consumers. The inhalation of respirable crystalline silica is known or suspected to be associated with silicosis, lung cancer and other adverse human health effects. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are made more stringent. In addition, there is a risk that claims for silica-related disease could be made against us. At this time, we are not subject to any silica-related claims, prosecutions or litigation. However, we cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related disease claims or that there will not be adverse business consequences in the distribution, end user or other markets. Any such claims may have a material adverse effect on our financial condition. See Risk Factor above captioned “— If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business, results of operations and financial condition.”

      The costs of complying with environmental and health and safety laws relating to our operations, or the liabilities arising from past or future releases of, or exposure to, hazardous substances or from product liability matters may result in us making future expenditures that could have a material adverse effect on our business, results of operations or financial condition. In addition, we cannot make any assurances that the laws currently in place will not change. Also, if applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our business, results of operations and financial condition. See “Information on the Company — Legal Proceedings” in Item 4.

Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.

      Because we manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;

•	changing laws and policies;

•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and

•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

      Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our business, results of operations and financial condition.

Our reliance on intellectual property and other proprietary information subjects us to the risk that competitors could copy our products or processes.

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

      Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 24% and 23% of our net sales in fiscal years 2004 and 2003, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Chilean pesos, Euros, U.K. pounds and Canadian dollars) could significantly affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by (1) entering, where possible, into contracts providing for payment in U.S. dollars instead of the local currency and (2) having non-U.S. operations borrow in local currencies, particularly the Philippines and Chile. Although we did not have any material interest rate swaps or forward exchange contracts outstanding as of March 31, 2004, we may enter into such financial instruments from time to time to manage our market risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our business, results of operations and financial condition.

Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

      Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Broadly, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADRs) in such shares, a party’s relevant interest in our common stock or voting rights in us increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. See “Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock” under Item 10.

Because we are incorporated under Dutch laws, you may not be able to effectively seek legal recourse against us or our management in the United States and you may have further difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.

      We are incorporated under the laws of The Netherlands. In addition, many of our directors and executive officers are residents of jurisdictions outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts any judgments obtained against such persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts located in jurisdictions outside the United States, rights predicated upon the U.S. securities laws.

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

      In addition, if we issue a large number of our equity securities, the trading price of our equity securities could decrease. We may pursue acquisitions of businesses and may issue equity securities in connection with these acquisitions, although we do not currently have specific acquisitions planned. We may also issue equity securities to satisfy other liabilities of the Company. We cannot predict the effect, if any, the future sales or issuances of our equity securities or the availability of such securities for future sale will have on our securities market price from time to time.

If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business, financial condition and results of operations may be adversely affected.

      Approximately 53% of our employees in Australia and 58% of our employees in New Zealand are currently represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and New Zealand. Our Australian and New Zealand agreements expire at various times beginning September 2005. We cannot assure you that the agreements will be renewed on reasonable terms, or at all. During the past three years we experienced occasional strikes and work interruptions lasting up to two days in Australia. In the event we experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our business, financial condition and results of operations.

Under the U.S.-Netherlands income tax treaty and Netherlands law, we derive substantial tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in either the treaty or laws applicable to the finance subsidiary, including the recently approved Protocol, could increase our effective tax rate and, as a result, reduce our future profits and cash flows.

      We believe the current U.S.-Netherlands Income Tax Treaty (the “U.S.-NL Treaty”) applies to us and our Dutch and U.S. subsidiaries and that, accordingly, we are eligible for its benefits. Under the current U.S.-NL Treaty, a reduced 5% withholding tax applies to dividends, and no withholding tax applies to interest and royalties, that our U.S. subsidiaries pay to JHI NV or our Dutch finance subsidiary. The current U.S.-NL Treaty has various conditions of eligibility for reduced tax withholding rates (and other treaty benefits), all of which we expect to satisfy. If, however, the current U.S.-NL Treaty were not to apply, such dividend and interest payments would be subject to a 30% U.S. withholding tax.

      The United States and The Netherlands approved a new protocol that, when ratified, would amend the current U.S.-NL Treaty. We expect ratification to occur soon. Companies eligible for benefits under the amended treaty qualify for a zero percent withholding rate on dividends. However, the Protocol has various new, more restrictive eligibility requirements for reduced tax withholding rates and other treaty benefits. We can elect to apply and continue to benefit from the current treaty until the first day of the 14th month after ratification of the Protocol, when we will become subject to the amended treaty. Unless we change our organizational and operational structure, we are unlikely to satisfy the requirements of the amended treaty. Accordingly, we are evaluating various reorganization options to satisfy those requirements and thus remain eligible for benefits under the amended treaty. However, we cannot guarantee whether we can remain eligible for benefits under the amended treaty, or to obtain an equally favorable result. The loss of treaty benefits could significantly increase our effective tax rate in the future, which could have a material adverse impact on our financial condition, cash flows and results of operations.

      We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Netherlands Interna-

tional Group Finance Company rules, we have obtained a ruling from the Dutch revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (“FRR”), a portion of its taxable profits from financing and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur a tax rate of approximately 15% to 18% on its qualifying financing and licensing income and a 34.5% statutory rate on all other income, including any amounts involuntarily released from the FRR to cover any risks (including currency, bad debt and foreign branch losses) for which the FRR was established. The tax rate on qualifying income may be reduced to as low as approximately 7% to 10%, depending on the extent to which amounts from the FRR pay for capital expenditures of our operating companies. Issued in December 2000, the ruling became effective July 1, 2001, and applies for ten years (although it will end earlier, on December 31, 2010, because of developments described below), so long as we satisfy the requirements of the International Group Finance Company provisions under Dutch law.

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

      In a separate but related development, the European Commission, the executive arm of the European Union, similarly has reviewed the tax regimes of its member countries to identify tax concessions that the Commission considers a form of “prohibited state aid” and therefore contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including the Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010. Some uncertainty exists whether, during this extended period of the International Group Finance Company regime, qualifying companies can: (1) continue to set aside profits in their FRR and (2) defer any taxable recovery of profits from their FRR until the expiration date. Until December 31, 2010 and absent further legal developments, we intend to maintain and continue to add to the FRR of our Dutch finance subsidiary all allowable profits the subsidiary earns, and to fund capital expenditures of our operating companies with amounts from the FRR.

      Although our Dutch finance company can continue to derive benefits under the Netherlands International Group Finance Company rules until December 31, 2010, we cannot guarantee that either the EU again, or another relevant authority or legislative body, would not attempt to repeal that law earlier, or that a court of competent jurisdiction would not invalidate it, possibly with retrospective effect.

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

      In addition, because we derive a majority of our revenues in the United States, certain proposed changes in U.S. tax laws, if enacted, could increase our effective tax rate. Recent legislative and regulatory proposals would reduce or eliminate certain of our tax advantages as a foreign-based company with U.S. operations. If any of these proposals were enacted, our U.S. income tax liability could increase and thus reduce our cash flow and earnings. We cannot predict whether any such proposals will be enacted and the extent to which any enacted proposal would apply to us.

If we are classified as a “controlled foreign corporation,” a “passive foreign investment company” or a “foreign personal holding company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.

      Our U.S. citizen and resident shareholders could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation,” a “passive foreign investment company” or, for our tax years beginning before January 1, 2005, a “foreign personal holding company.” For information regarding these consequences, see Item 10 — “Additional Information — Taxation — United States Taxation.” In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect.

Forward-Looking Statements

      This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

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

      Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5, include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Item 4.	Information on the Company

History and Development of the Company

      Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (“B.V.”), or private limited liability company, to a “naamloze vennootschap” (“N.V.”), or public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is 4th Level Atrium, unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is 011 31 20 301 2984. Our Company Secretary is W. (Pim) Vlot who is based in The Netherlands.

Corporate Restructuring

      On July 2, 1998, ABN 60, which was then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”).

      James Hardie N.V. (“JHNV”) was incorporated in August 1998 as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of ABN 60. On October 16, 1998, ABN 60’s shareholders approved the 1998 Reorganization. Effective as of November 1, 1998, ABN 60 and its subsidiaries contributed certain business assets to ABN 60’s subsidiary, JHNV and JHNV’s subsidiaries. In connection with the 1998 Reorganization, ABN 60 and its non-transferring subsidiaries retained certain other assets and liabilities.

      On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). On October 19, 2001, we completed our 2001 Reorganization. In connection with the 2001 Reorganization, JHI NV issued common shares represented by CUFS on a one for one basis to existing ABN 60 shareholders in exchange for their shares in ABN 60 and thereby became the ultimate holding company for ABN 60 and JHNV. In addition, JHI NV subscribed for partly-paid shares in ABN 60, with respect to which ABN 60 could call upon JHI NV to pay any or all of the remainder of the issue price at any time, and from time to time, in the future for such amount as is necessary to ensure that ABN 60 remains solvent.

      Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as ABN 60 controlled immediately prior to the 2001 Reorganization.

      During fiscal year 2003, JHI NV and ABN 60 cancelled the partly-paid shares and ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd. On March 31, 2003, we transferred control of ABN 60 to a newly established company named the ABN 60 Foundation. See “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”

Recent Developments

Special Commission of Inquiry

      In February 2004, the NSW Government established the SCI to investigate, among other matters described in “Legal Proceedings”, the circumstances in which the Foundation was established. The SCI heard evidence and received submissions from April 5, 2004 to August 13, 2004. On July 14, 2004, the Company issued a statement announcing that it would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statutory scheme to compensate all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies. On September 21, 2004, the SCI issued its report to the NSW Government. The report in part supported certain allegations made against certain Company personnel and the Company, but also supported positions taken by the Company on a number of important issues. The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions. In addition, the NSW Government has announced its preparedness to pass legislation that would alter the Company’s liability position.

      The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the ACTU and the Labor Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on July 14, 2004 was rejected by the Representatives. The Company is currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and the Company and subsequently to the Company’s shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain and, accordingly, the Company cannot determine whether it will achieve a satisfactory resolution or what any potential arrangement may involve.

      The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. See “Legal Proceedings” and Risk Factors entitled “We may be subject to potential liability because ABN 60 and certain former subsidiaries formerly manufactured products containing asbestos” and “Following a Special Commission of Inquiry that was established in Australia to consider matters related to the Foundation, we may be subject to claims and allegations involving asbestos-related liability, or our corporate restructurings, including the corporate restructuring related to the creation of the Foundation and the ABN 60 Foundation and associated intercompany transactions” in Item 3.

Australian Securities and Investments Commission Investigation (“ASIC”)

      On September 22, 2004, the ASIC announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from the transactions considered by the SCI. We received a notice from ASIC under relevant legislation to produce certain categories of documents to be considered by it in its investigation. We are currently responding to this notice and will cooperate with the ASIC in relation to all aspects of its investigation. See “Legal Proceedings.”

Board and Management Changes

      On August 11, 2004, Mr. Alan McGregor resigned as Chairman of the Supervisory Board due to his continuing ill health. Ms. Meredith Hellicar was appointed Chairman of the Supervisory Board on the same day.

      On September 28, 2004, the Company announced that Mr. Peter Macdonald and Mr. Peter Shafron were standing aside as Chief Executive Officer and Chief Financial Officer, respectively.

      On October 21, 2004, Mr. Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. On the same day, Mr. Louis Gries was appointed as a temporary member of the Managing Board in accordance with article 15.4 of the Company’s Articles of Association and was granted the title of Interim Chief Executive Officer. On October 20, 2004, Mr. Shafron resigned from his position as Chief Financial Officer. Mr. Russell Chenu was appointed as Executive Vice President — Australia and Interim Chief Financial Officer on October 21, 2004.

      On October 21, 2004, Mr. Folkert Zwinkels resigned from the Managing Board. Mr. W. (Pim) Vlot, the Company’s Secretary, was appointed as a temporary member of the Managing Board in accordance with article 15.4 of the Company’s Articles of Association on the same day.

General Overview of Our Business

      Based on revenue, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines, and the second largest manufacturer of flat sheet fiber cement products in Chile. Fiber cement is currently one of the fastest growing segments of the U.S. residential exteriors industry. Based on our knowledge, experience, and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 1.4 billion square feet during fiscal year 2004, an increase of approximately 15% from fiscal year 2003. Based on our knowledge, experience and third-party data, fiber cement is estimated to have 25% to 30% of the U.S. Interior Cement Board market. We market our fiber cement products and systems under various Hardi brand names and other brand names such as Cemplank® siding, Sentry® siding and ArtisanTM roofing. We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems using solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.

      The sale of fiber cement products in the United States accounted for 75%, 77% and 75% of our total net sales from continuing operations in fiscal years 2004, 2003 and 2002, respectively.

      Our fiber cement products are used in various markets including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, roofing, internal linings, facades, fencing, pipes and floor and tile underlayments. In contrast to some other building materials, fiber cement provides durability attributes such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. During fiscal year 2004, management believes, based on its analysis of competitors’ sales that we sold approximately 90% of all fiber cement products sold in the United States, approximately 65% of all fiber cement products sold in Australia and approximately 90% of all fiber cement products sold in New Zealand. We estimate that we had approximately 11% of the approximately 12 billion square foot per year U.S. exteriors market in fiscal year 2004.

      The breakdown of our revenue by product category and geographic area for each of our last three fiscal years is as follows:

	Fiscal Year Ended
	March 31,

	2004	2003	2002

	(In millions)
Continuing Operations
Fiber Cement
United States	$738.6	$599.7	$444.8
Asia Pacific	219.8	174.3	141.7
Other	23.5	9.6	4.2
General Corporate	—	—	1.0

Total Continuing Operations	$981.9	$783.6	$591.7

Discontinued Operations
Gypsum (United States)	$—	$18.7	$247.6
Building Systems (New Zealand)	2.9	20.1	15.2

Total Discontinued Operations	$2.9	$38.8	$262.8

Total (Continuing and Discontinued Operations)	$984.8	$822.4	$854.5

Industry Overview

U.S. Housing Industry and Fiber Cement

      In the United States, fiber cement is principally used in the residential building industry, which fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts increased from approximately 1.57 million in calendar year 2000 to approximately 1.85 million in calendar year 2003 and residential remodeling expenditures increased from approximately $153.0 billion in calendar year 2000 to approximately $176.9 billion in calendar year 2003.

      Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 1.4 billion square feet during fiscal year 2004, up approximately 15% from fiscal year 2003. The future growth of fiber cement products will not only depend on overall demand for building products but also the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco.

      In the United States, the largest application for fiber cement products is in the external siding industry. Fiber cement is one of the fastest growing segments of the siding industry. Continued strength in residential construction combined with gains in the repair and remodel market have resulted in strong demand for external siding products. Based on our knowledge, experience and third-party data regarding our industry, we estimate that the external siding market (including siding, fascia, trim and soffit) was approximately 12 billion square feet in fiscal year 2004. Siding is a component of every building and it usually occupies more square footage than other building components, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are solid wood, engineered wood, fiber cement, vinyl, masonry and stucco. Vinyl has the largest share of the siding market. In recent years, fiber cement has been gaining market share against vinyl, and wood and engineered wood products, in the one of wood and engineered wood products, share growth is believed to be due to durability concerns and higher maintenance requirements of those products.

      In the U.S. civil construction market, large diameter pipes are used for major public infrastructure projects such as storm water, sewer, water distribution and other non-pressurized drainage applications. According to the most recent Freedonia Report on Large Diameter Pipes, the U.S. market for large diameter pipe is estimated at 177 million linear feet annually. Of this amount, approximately 45% is used for storm water and sewer applications, approximately 20% is used in drainage and irrigation applications and approximately 35% is used for a variety of other applications. The market is expected to grow approximately 2.4% annually.

International Fiber Cement Industry

      In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics, new housing starts in Australia have grown from approximately 167,137 in fiscal year 2000 to approximately 169,272 in fiscal year 2004. Renovation activity, as measured in local currency expenditures by the Australian Bureau of Statistics, has increased steadily each year from calendar year ended December 31, 2000 to calendar year ended December 31, 2003 for a total increase over this period of approximately 46%. According to Statistics New Zealand, new dwellings authorized in New Zealand grew from approximately 25,858 in fiscal year 2000 to 31,423 in fiscal year 2004. Residential renovation activity in New Zealand has steadily increased each year from fiscal year 2000 to fiscal year 2004 for a total increase over this period of approximately 52%.

      Fiber cement products have gained broader acceptance across a range of product applications in Australia and New Zealand than in the United States primarily due to their earlier introduction. Our former ABN 60 subsidiaries developed fiber cement in Australia as a replacement for asbestos cement in the early 1980’s. Asbestos sheet production ceased in the early 1980s and asbestos pipe-based production ceased in early 1987. Competition has intensified over the past eight years in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also available. Competition has also intensified in New Zealand as fiber cement imports have increased, resulting in increasingly competitive market pricing.

      Management believes that fiber cement has good long-term growth potential in some Asian and South American markets because of the benefits of framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products such as plywood with more durable fiber cement will be attractive to consumers in these markets.

Products

      We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. In fiscal year 2004, we also commenced our Europe Fiber Cement business by distributing in the U.K. and France. In addition, we made our first commercial sales of our new generation of fiber cement roofing products manufactured at our pilot roofing plant in Fontana, California. Our total product offering is aimed at building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.

      We offer a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor underlay. At our Plant City, Florida facility, we manufacture fiber reinforced concrete pipes for use as large diameter storm water and non-pressurized drainage applications. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, fencing, decorative columns and ceiling applications.

      We have developed a proprietary technology platform enabling the production of thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Harditrim® product. Harditrim is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Harditrim was launched in fiscal year 1999 from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Harditrim was commissioned at the Cleburne plant and production commenced in fiscal year 2002.

      Management believes that our products provide certain performance, design and cost advantages. The principal fiber cement attribute in exterior applications is durability, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. Our fiber cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which has enabled us to gain a competitive advantage over competing products. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate the superior aesthetics of fiber cement and lack the characteristics necessary for effectively accepting paint applications.

      Our fiber cement products provide strength and the ability to imprint simulated patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, the product is lightweight, physically flexible and can be cut using readily available tools. This makes the product suitable for lightweight construction across a range of architectural styles. The product is well suited to both timber and steel framed construction.

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

      Hardie® Pipe continues to offer advantages to the mid-size drainage pipe market because our product features span both traditional concrete pipes and newer flexible pipes. We offer the initial crush strength of rigid pipes, combined with the lighter-weight, longer lengths and ease of installation of flexible pipes. The result is productivity gains over rigid pipes and less installation and service risk than with flexible pipes.

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

      In fiscal year 2000, we launched Hardibacker 500® tile underlayment, a new  1/2 inch thick tile backer board in the United States. This enabled us to increase sales of products to home center retailers which access the building trade and home repair markets. We also introduced Harditrim, a new generation of low density fiber cement trim products for residential construction that further extended our product range and enhanced our reputation as a leader in fiber cement product innovation. The addition of Harditrim enabled us to offer a fiber cement system for residential construction that gave builders the option to completely replace wood and engineered wood products with fiber cement in most exterior applications. We introduced the ColorPlusTM collection, a new finished product available in specific lap siding, shingles, trim, fascia and soffit products, during fiscal year 2002. In fiscal year 2003, we expanded our new line of pre-finished exterior products, the ColorPlus collection, with the addition of several new colors, and successfully launched a new all-weather low density trim product utilizing our new proprietary XLD® low density fiber cement technology. We also launched our new improved proprietary grid  1/4” backer product EzGrid® underlayment. In fiscal year 2004, we introduced pre-finished trim accessories to further expand our ColorPlus collection line. And the first commercial sales of our Artisan® Roofing product were made in the second half of fiscal year 2004. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners. In Australia and New Zealand, new products released over the past three years include Hardifloor® panels, Monotek® cladding, HardiGroove® lining, HardiGlaze® tile sheet, EziGrid® tilebacker, Hardirock® board (Australia only), Linea® weatherboards and new column profiles and accessories. In fiscal year 2004, we launched Hardiplank® siding in South Korea and China, and launched a shorter and lighter version of HardiSenepaTM fascia board in the Philippines.

Seasonality

      Our business is seasonal and follows activity levels in the building and construction industry. In the United States, the quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia, the quarter ending in March is usually affected by a slowdown due to summer vacations. In the Philippines, sales are generally lower during the period from June through September as this is typhoon season and during the last half of December due to the slowdown in business activity over the Christmas period. In Chile, sales are generally lower from May through September due to weather conditions. In addition, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Raw Materials

      All of the raw materials required in the manufacture of our fiber cement products are available from a number of sources and we have not experienced any shortages that have materially affected our operations.

The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water.

      Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States and Canada, and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. There are a variety of supply alternatives for the sourcing of pulp. Although we have entered into contracts to hedge pulp prices in the past, we currently have none in effect. However, we continue to evaluate options on agreements with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term.

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

      Water. We use local water supplies and seek to process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

      The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Chile, the U.K. and France. In addition, we sell fiber cement products in Canada, Taiwan, Thailand, Singapore, Japan, China, Vietnam, Malaysia, Hong Kong, the Middle East, South Korea, Indonesia, Argentina, Spain, The Netherlands, Denmark and the Republic of Ireland. Our HardiTM brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Europe, Canada and Chile. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

      In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is increasingly being supplemented with direct sales to customers as a means of accelerating product penetration and sales. Our top two U.S. distributors accounted for approximately 50% of our total U.S. fiber cement sales in fiscal year 2004. In addition, a large home center retailer also accounted for approximately 15% of our total U.S. fiber cement sales in fiscal year 2004. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to hardware stores and lumber yards rather than through the two-step distribution process used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. In Chile, we sell directly to builders and contractors, as well as to hardware stores and distributors. Physical distribution of product in each country is primarily by road or sea transport with also some use of rail in the United States.

      We maintain dedicated regional sales management teams in the major sales territories. The sales teams (including telemarketing staff) consist of approximately 320 people in the United States and Canada, 69 people in Australia, 26 people in New Zealand, 40 people in the Philippines, 24 people in Chile, 25 people in Europe and one person in Taiwan and Korea. Our national sales managers and national account managers together with the regional sales managers and sales representatives maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In certain cases, sales forces manage specific product categories. For example, in the United States there are separate sales forces for siding products, interior products, pipes and roofing. The interior products sales force provides in-store merchandising support for home center retailers.

      We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.

      Despite the fact that distributors are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install our products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products.

      Geographic expansion of our fiber cement business has occurred, such as in parts of Asia and South America, in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends on our ability to provide alternative solutions and for those solutions to be accepted by the markets.

      The launch of fiber cement products in the Philippines in fiscal year 1999 was accompanied by strategies to address the particular needs of local customers and the building trade as fiber cement products are relatively new to this market and until recently were not widely used. For example, we have established a carpenter training and accreditation program whereby Filipino carpenters who are unfamiliar with our products are taught installation techniques. We have also instituted a business development agreement program to build further loyalty with top residential developers.

      Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia and the Middle East by sea transport. A regional sales management team based in the Philippines is responsible for coordinating export sales into Asia and the Middle East.

Research and Development

      We pioneered the successful development of cellulose reinforced fiber cement and, during the 1980s, progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2004, we spent $26.1 million in research and development activities or approximately 2.7% of total net sales in research and development activities, which includes $3.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. For fiscal years 2003 and 2002, we spent $20.8 million and $16.0 million, respectively, in research and development expenditures, which includes $2.7 million and $1.9 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes, or 2.7% of total net sales in fiscal years 2003 and 2002. We believe that we now have one of the largest and most advanced fiber cement research and development capabilities in the world.

      Globally, we employ over 110 scientists, engineers and technicians in Core Research and in Product & Process Development. Over 50% of our scientists have advanced degrees, and 45% have worked for James Hardie for over five years.

      We have Research & Development Centers in Sydney, Australia, and Fontana, California, where we conduct core research, develop new manufacturing technology platforms and develop products for specific markets and applications. By investing in production technology, we aim to keep reducing our capital and operating costs, and at the same time find new ways to make existing products and new products.

      Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites. At the same time, we have reduced the relative cost of raw materials through yield improvements in the plants, by providing technological support to drive process improvements in our suppliers’ operations, and from our increased business scale.

      We believe that we also benefit from superior economies of scale, since we operate plants that have two to three times larger capacity than our fiber cement competitors.

      In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at all plants by improving manufacturing processes, raw materials yields and machine productivity.

      We believe that efficient, low-cost manufacturing, combined with our unique technology, will allow us to generate higher returns on invested capital because we will be able to sell our products at prices that are attractive to our customers, and achieve a profit margin that is attractive to shareholders.

Dependence on Trade Secrets and Research and Development

      Our current patent portfolio is based mainly on manufacturing and use of fiber cement products. Our additional technical intellectual property consists primarily of our operating and manufacturing know-how, which is treated as a trade secret. We are in the process of elevating our abilities to effectively create, manage and utilize our intellectual property and have developed a strategy that increasingly uses patenting, licensing, trade secret protection and joint development. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall.

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

Organizational Structure

      JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.

      The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of October 31, 2004.

Jurisdiction of
Name of Company	Establishment

James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Aust Investments No. 1 Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie International Finance B.V	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Inc.	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia

Capital Expenditures and Divestitures

Capital Expenditures

      The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2004.

	Fiscal Years Ended
	March 31,

	2004	2003	2002

	(In millions)
Continuing Operations
Fiber Cement
United States	$56.2	$81.0	$39.3
Asia Pacific	8.4	6.6	8.1
Chile, U.S. Pipes, U.S. Roofing and Europe	9.5	2.5	3.3

Total Fiber Cement	74.1	90.1	50.7
General Corporate	—	0.1	0.1

Total Continuing Operations	$74.1	$90.2	$50.8

Discontinued Operations
Gypsum (United States)	$—	$—	$1.4
Windows (Australia)	—	—	0.2

Total Discontinued Operations	—	—	1.6

Total Capital Expenditures (Continuing and Discontinued Operations)	$74.1	$90.2	$52.4

      The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:

•	the addition of our first XLD trim line at our Cleburne, Texas plant at a total cost of $22.7 million, where $4.3 million occurred during fiscal year 2002 and $18.4 million occurred during fiscal years 2000 and 2001;

•	the addition of the first line built by James Hardie at our Waxahachie, Texas plant at a cost of $12.6 million, which occurred during fiscal year 2002. This addition was made to replace an existing second line built by a third party for Temple Inland. In fiscal year 2001, we spent $9.1 million related to upgrades to the existing first line and plant infrastructure at our Waxahachie, Texas plant;

•	the addition of a second flat sheet production line at our Peru, Illinois plant at a total cost of $24.7 million, consisting of capital expenditures of $19.1 million, which occurred during fiscal years 2002 and 2003, and $5.6 million, which occurred during fiscal year 2001;

•	the purchase of land and building in Summerville, South Carolina and Blandon, Pennsylvania, at a cost of $10.0 million and $7.6 million, respectively, in fiscal year 2003;

•	the addition of a panel production line at our Waxahachie, Texas plant at a cost of $26.5 million, which occurred during fiscal years 2003 and 2004;

•	the addition of a pre-finishing line and expansion of the building at our Peru, Illinois plant at a total cost of $7.8 million, which occurred during fiscal years 2003 and 2004;

•	upgrades to our Blandon, Pennsylvania plant at a cost of $14.4 million, which occurred during fiscal years 2003 and 2004;

•	the addition of a new trim line at our Peru, Illinois plant, which began during fiscal year 2004 and is expected to commence production by the fourth quarter of fiscal year 2005. This new production line will have a design capacity of 160 million square feet and is currently estimated to cost $61.0 million. Previously, we announced that the estimated cost would be $49.9 million; and

•	the addition of a new green-field (“from scratch” on undeveloped land) fiber cement plant in Reno, Nevada, construction of which began during the fourth quarter of fiscal year 2004 and is expected to commence production by the end of calendar year 2004. The plant is expected to have a single production line with a design capacity of 300 million square feet a year, 50% more than the capacity of any of our production lines today. The plant will make plank, panel and backer products and is currently estimated to cost $54.5 million. Previously, we announced that the estimated cost would be $47.5 million.

      The significant capital expenditure project in our U.S. Pipes businesses over the past five fiscal years was for the construction of our pipe plant in Plant City, Florida at a cost of $33.7 million, which primarily occurred during fiscal year 2001.

      In our roofing operations, we spent $11.7 million in fiscal years 2003 and 2004 on our new pilot plant in Fontana, California. This pilot plant was built to test our proprietary manufacturing technology and provide product market testing in Southern California for a new generation of fiber cement roofing product.

      In addition, in fiscal year 2004, $2.2 million was spent to upgrade the fiber cement manufacturing plant at Rosehill in Sydney and $1.8 million was spent at our Brisbane plant to install a coating facility.

      We currently expect the level of our capital expenditures to continue to be substantial. Competitive pressures or market developments could require increased capital expenditures. Our financing for these capital expenditures is expected to come from our internal cash flows from our future operations and external debt to the extent that internal cash flows do not cover our capital expenditures.

Divestitures

Building Systems

      On May 30, 2003, we sold our New Zealand Building Systems business to a third party. We recorded a gain of $1.9 million representing the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale comprised cash of $5.0 million and a note receivable in the amount of $1.7 million.

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

      Part of our former Gypsum business included three gypsum rock mines located in an area covering parts of Northwest Arizona, Utah and Nevada; in Las Vegas, Nevada; and in Nashville, Arkansas. In June 2001, we entered into an agreement to sell our Las Vegas mine to a developer for $50.0 million. On March 21, 2003, we completed the sale of our gypsum mine in Las Vegas and recorded a pre-tax gain of $49.2 million representing the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in an income tax expense of $19.2 million. The proceeds from the sale comprised cash of $50.6 million less selling costs of $2.2 million. The other two gypsum rock mines were included with the sale of our Gypsum operations to BPB U.S. Holdings, Inc. in April 2002.

      Under the terms of the sale agreement, we agreed to customary indemnification obligations related to our representations and warranties in the agreement. In addition, we agreed to indemnify BPB U.S. Holdings, Inc.

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

      Pursuant to the terms of our agreement to sell our Gypsum business, we also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. As we believe the metals found emanated from an offsite source, we do not believe we are liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Building Services

      During the year ended March 31, 2003, we recorded a loss of $1.3 million relating to our Building Services business, which was disposed of in November 1996. The loss consisted of expenses of $0.8 million and a $0.5 million write-down of an outstanding receivable that was retained as part of the sale.

Amaca Pty Ltd and Amaba Pty Ltd

      In fiscal year 2001, we gifted A$3.0 million ($1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) to the Medical Research and Compensation Foundation. The change in ownership resulted in a gain on disposal of $2.3 million. In addition, ABN 60 (formerly JHIL) agreed to repay its existing loan of A$70.0 million ($34.3 million) due to Amaca. Following the placement of ABN 60 shares on August 1, 2001, this A$70.0 million loan was repaid in full on August 8, 2001. ABN 60 also agreed to provide 42 annual payments to the former subsidiaries, totaling A$234.2 million ($141.4 million), in return for certain covenants and undertakings by the former subsidiaries not to bring any asbestos-related claims against ABN 60 or to make claims with respect to payments previously made by the former subsidiaries to ABN 60 or its affiliates, and to indemnify ABN 60 in relation to any asbestos-related claims that may be brought against it in connection with the former subsidiaries. Under this agreement, ABN 60 had the option of making the first seven annual payments and then a final payment of A$73.0 million ($44.1 million) when the eighth payment becomes due, making a total payment of A$112.0 million ($67.6 million). However, the former subsidiaries’ obligation to indemnify ABN 60 and its related entities is not limited to the amount ABN 60 is obligated to pay to the Foundation. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in “Legal Proceedings”, we do not believe we would have any liability under current Australian law should future asbestos-related liabilities of Amaca and Amaba exceed the funds available to those entities or the Foundation.

      On September 9, 2001, ABN 60 made an early payment of A$1.0 million ($0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million have been reduced to A$5.5 million. On March 31, 2003, we transferred ownership and control of ABN 60 to the ABN 60 Foundation as described below, and consequently the indirect benefit of the deed of covenant and indemnity and related liability, to a newly established company named ABN 60 Foundation. Also see “Legal Proceedings” and Notes 14 and 17 to our consolidated financial statements included in Item 18 in this Form 20-F.

ABN 60

      On March 31, 2003, we transferred control of ABN 60 to a newly established company named ABN 60 Foundation. The ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. The ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. We do not control the activities of ABN 60 or the ABN 60 Foundation in any way. We have no economic interest in ABN 60 or the ABN 60 Foundation and have no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 as described above under “Amaca Pty Ltd and Amaba Pty Ltd” and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in “Legal Proceedings,” we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60 Foundation. Also see “Legal Proceedings” and Notes 14 and 17 to our consolidated financial statements included in Item 18 in this Form 20-F.

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

Property, Plant and Equipment

      Over the past several years, we have built significant production capacity in the United States in an effort to ensure that we will be able to meet expected increases in demand for our products and improve our operating efficiencies. As part of our facilities investment strategy, we have constructed a plant for flat sheet and trim products in Illinois and upgraded and expanded our existing plants in Illinois, Texas, California and Pennsylvania. In addition, we entered into a long-term lease arrangement in fiscal year 2001 for our Waxahachie, Texas plant and upgraded the existing first line, replaced the existing second line and completed construction on a new panel production line at this fiber cement plant in fiscal years 2001, 2002 and 2004, respectively. In fiscal year 2002, we also acquired the operating assets of Cemplank, Inc., which included a fiber cement plant at Blandon, Pennsylvania and a fiber cement plant at Summerville, South Carolina, and in fiscal year 2003 we purchased the property on which these plants are located. In fiscal year 2004, we completed upgrades to our Blandon, Pennsylvania plant. In addition, we started construction on our new green-field plant in Reno, Nevada and our new trim line at our Peru, Illinois plant, and completed our pilot roofing plant in Fontana, California. Over the last five years we have spent an aggregate of approximately $229.7 million related to the construction and upgrades of our plants in the United States. Our management estimates that once our green-field plant is completed in Reno, Nevada, our nine manufacturing plants will be among the largest and lowest cost fiber cement manufacturing plants in the United States. Our management also believes that the location of our plants in California, Texas, Florida, Illinois, Washington, Pennsylvania, South Carolina and Nevada positions us near high growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.

      In fiscal year 2002, we closed our fiber cement plant in Western Australia and have been meeting demand from our remaining facilities. The remaining plants in Australia have also been upgraded over recent years to both improve output and productivity. In fiscal year 2004, A$3.2 million ($2.2 million) was spent to upgrade the fiber cement manufacturing plant at Rosehill in Sydney. In addition, we spent A$2.6 ($1.8 million) in fiscal year 2004 at our Brisbane plant to install a coating facility, which we believe will add value to our basic product range. In New Zealand, our fiber cement production line was upgraded in fiscal year 2001 at a cost of NZ$1 million ($1 million) to enable it to produce new siding and internal lining fiber cement products. In the Philippines, we have one fiber cement manufacturing plant, which began producing marketable product in fiscal year 1999.

      In December 2000, we purchased and significantly upgraded a plant in Santiago, Chile and the production of our products commenced in March 2001.

      In March 2001, our fiber reinforced concrete pipe plant at Plant City, Florida commenced operations. Built at a total cost of $33.7 million, the plant has commenced production of drainage pipes and has an annual production capacity of 100,000 tons.

      Plants and Process. We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

	Existing	Committed	Total
	Annual	Additional	Planned
	Design	Design	Design
Location	Capacity(1)	Capacity(1)	Capacity(1)

Fiber Cement Flat Sheet (in million square feet)
United States
Fontana, California	180	—	180
Plant City, Florida	300	—	300
Cleburne, Texas	500	—	500
Tacoma, Washington	200	—	200
Peru, Illinois	400	160	560
Waxahachie, Texas	360	—	360
Blandon, Pennsylvania	200	—	200
Summerville, South Carolina	190	—	190
Reno, Nevada	—	300	300

Total United States			2,790
Australia
Sydney, New South Wales(2)	200	—	200
Brisbane, Queensland (Carole Park)(2)(3)	160	—	160

Total Australia			360
New Zealand
Auckland(2)	75	—	75
The Philippines
Manila	145	—	145
Chile
Santiago	55	—	55

Total Fiber Cement Flat Sheet			3,425
Fiber Reinforced Concrete Pipes (in tons)(4)
Plant City, Florida (pipes)	100,000	—	100,000
Brisbane, Queensland (Meeandah)(2)(3)	50,000	—	50,000

Total Fiber Reinforced Concrete Pipes			150,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

(2)	Prior to March 2004, the land on which these Australian facilities are located was leased on a long-term basis from Amaca Pty Limited. In March 2004, various subsidiaries of Multiplex Property Trust (together, “Multiplex”), an unrelated third party, acquired the land and buildings related to these four fiber cement manufacturing facilities from the Foundation.

(3)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(4)	Pipe and column capacity is measured in tons rather than million square feet.

      While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. All of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by either increasing production capacity utilization or enhancing the economies of scale or by adding additional lines to existing facilities, or by making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. Pursuant to the lease, we make quarterly base rental payments of $850,000. In 1998, we entered into lease agreements with a former subsidiary now held by the Foundation for all of our fiber cement sites located in Australia. In March 2004, Multiplex acquired the land and buildings related to the four fiber cement manufacturing facilities from the Foundation. Prior to that acquisition, we renegotiated the four leases with Multiplex. Upon completion of the acquisition and subsequent transfer of title into Multiplex’s name, Multiplex then assumed the responsibility of landlord under each of the amended leases. In addition, in March 2004, Multiplex also acquired our New Zealand land and buildings and we now make lease payments to Multiplex related to this site. We own our fiber cement plant located in Chile and our Pipe plant in the United States. In addition, we own 40% of our fiber cement plant located in the Philippines.

      For fiscal year 2004, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization(1)

United States	70%
Australia	57%
New Zealand	56%
Philippines	67%
Chile	82%

(1)	Capacity utilization is based on design capacity that is based on management estimates as described above, as no industry standard exists for the calculation of fiber cement manufacturing facility capacities.

      The capital cost per unit of production for new plants has significantly declined since we opened our first U.S. plant in Fontana, California in 1989. This improvement is largely attributable to our utilization of proprietary technology. Management believes that this capital cost per unit of capacity is substantially lower than that of many of our competitors’ plants. In addition, we can now build and commission new manufacturing plants significantly faster than when we built our first production line in the United States. Management believes that the speed and cost at which we can construct new plants relative to our competitors enable us to respond rapidly to emerging regional demand for fiber cement products and to gain the advantage accorded to the first local producer in a market.

      Mines. We own a quartz mine in Fontana, California and lease a quartz mine in Tacoma, Washington. Our five-year lease for the mine in Tacoma, Washington expires on February 28, 2006, at which time we have the option to renew our lease for an additional four years. We pay production royalties to the owner based on silica tonnage removed from the mine. Because cost effective sources of sand are not available at these locations, we operate these quartz mines and process the rock to obtain silica for our fiber cement products.

Legal Proceedings

      Our subsidiaries are involved from time to time in various legal proceedings and administrative actions incidental to the normal conduct of business. Although it is impossible to predict the outcome of any pending legal proceeding, our management believes that such proceedings and actions in the normal conduct of business should not, individually or in the aggregate, have a material adverse effect on either our consolidated financial position, results of operations or cash flows.

      With regard to asbestos-related matters, see Risk Factors entitled “We may be subject to potential liability because ABN 60 and certain former subsidiaries formerly manufactured products containing asbestos” and “Following a Special Commission of Inquiry that was established in Australia to consider transactions related to the Foundation, we may be subject to claims and allegations involving asbestos-related liability, or our corporate restructurings, including the corporate restructuring related to the creation of the Foundation and the ABN 60 Foundation and associated intercompany transactions” in Item 3.

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

      Following the establishment of the Foundation in February 2001, JHI NV no longer owns any shares of Amaca or Amaba, former Australian subsidiaries of ABN 60 that previously manufactured products containing asbestos in Australia. Following the establishment of the ABN 60 Foundation on March 31, 2003, JHI NV no longer owns any shares of ABN 60, which manufactured products containing asbestos prior to 1937. Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies. JHI NV has agreed to indemnify the ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. See also Note 17 to our consolidated financial statements included in Item 18 of this Form 20-F.

      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. As Amaca, Amaba and ABN 60 are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at September 30, 2004 and March 31, 2004.

      It is possible that JHI NV or any member of the James Hardie group could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. Although it is difficult to predict the incidence or outcome of future litigation, we believe that in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against us is low to remote. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on our business, results of operations or financial condition. This belief is based in part on the fact that following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies are part of James Hardie; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability”; and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the restructuring or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. In New Zealand, where RCI Holdings Pty Ltd holds a subsidiary that formerly manufactured asbestos-containing products, there is current legislation entitled the “Accident Insurance Act 1998” which bars claims for compensatory damages arising from work-related asbestos exposure. While claims in New Zealand for non work-related injury might still be alleged, and while it is possible that a claimant for work-related asbestos exposure could still seek non-compensatory damages, we believe that any such claims would not have a material adverse effect on our business, results of operations or financial condition.

      During the period ended September 30, 2004, James Hardie has not been a party to any asbestos litigation and has not made any settlement payments in relation to such litigation.

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

      The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. Prior to March 2004, we leased certain manufacturing sites from the former subsidiaries now owned and controlled by the Foundation. In addition, we purchased certain of our business assets comprising plant and equipment and inventory pursuant to the first phase of our restructuring at fair value from those former subsidiaries now owned and controlled by the Foundation. Each of these transactions concerned only Australian companies, and accordingly, we believe the transactions are governed by Australian laws and not the laws of any other jurisdiction. We do not believe these transactions should give rise to the assumption by us or our subsidiaries of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.

      As an issue related to the restructuring completed on October 19, 2001, under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of such assets, if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer will otherwise jeopardize the position of the creditors of the transferor. We believe the transfer by ABN 60 of all of the shares of JHNV to us under the restructuring will not result in us being held responsible as transferee under this principle of Dutch law since, upon the transfer and the implementation of the other aspects of the restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.

Special Commission of Inquiry

      The Foundation issued a press release on October 29, 2003 stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the Government of the State of New South Wales, Australia established the SCI to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from James Hardie and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

      On July 14, 2004, the Company lodged a submission with the SCI stating that the Company would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation;

•	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including James Hardie) as to the ultimate amount of their contributions;

•	significant reductions in legal costs through reduced and more abbreviated litigation; and

•	limitation of legal avenues outside of the scheme.

      The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.

      The SCI finished taking evidence on August 13, 2004 and issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could likely be assessed directly against JHI NV or any other James Hardie entities.

      In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.570 billion. The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising an appropriate compensation scheme.

      The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions.

      The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the ACTU and the Labor Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on July 14, 2004 was rejected by the Representatives. The Company is currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and the Company and subsequently to the Company’s shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain and, accordingly, the Company cannot yet determine whether it will achieve a satisfactory resolution or what any potential arrangement may involve.

      The Company’s view is that, except to the extent that it agrees otherwise as a result of these discussions, under current Australian law it is not liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60. The Company cannot determine when or if a resolution may be reached between itself and the Representatives. The Company is attempting to negotiate a resolution as quickly as possible. Accordingly, the Company has not established a provision for asbestos-related liabilities because at this time it is not probable nor estimable.

      In order to facilitate the release of funding by ABN 60 to the Foundation, and thereby inter alia to seek to ensure that asbestos-related claims processing is not interrupted during the negotiations and facilitate negotiations with the Representatives, the Company offered an indemnity to the directors of ABN 60, which it announced on November 16, 2004. This proposed indemnity would require the Company to pay for any liability incurred by the ABN 60 directors resulting from the release of funding by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity, but the indemnity is being offered to relieve the concerns of those who may have hesitation about their legal and financial exposure. Additionally, the Company has offered to provide funding to the Foundation on an interim basis for a period of up to six months, commencing on November 16, 2004. The proposed interim funding by the Company would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice that claims against the Foundation should not exceed the funds which are or which are expected to become available to the Foundation during the period of the interim funding proposal. By way of example, the Company expects the prospect of such funds being exhausted will be materially reduced in the event that ABN 60 releases funds to the Foundation in light of the indemnity described above. The proposal for interim funding was put forward to relieve concerns regarding the short-term funding and payment of legitimate asbestos-related claims, and so that the Foundation would continue claims processing during the negotiation process. The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

      In October 2004, the Company commissioned an updated actuarial study of potential asbestos-related liabilities.

      Based on the results of the study, which was updated as at June 30, 2004, it is estimated that the discounted central estimate, after allowing for expected insurance recoveries, of asbestos-related liabilities of Amaca, Amaba and ABN 60 is A$1.536 billion (discounted at 6.12% per annum) or an undiscounted central estimate of A$3.586 billion.

      In estimating the potential asbestos-related exposure, the actuaries have made a number of assumptions relating to wage inflation, superimposed inflation (being the excess of total claim cost inflation over wage inflation), discount rates, the total number of claims expected to be reported through to 2071, the pace of such notifications and their settlement, the average costs of an award (which is affected by the disease type, the age and occupation of the claimant and the jurisdiction in which the claim is brought and settled), the proportion of claims for which no award is paid by the above-named entities, and the associated average claimant and defendant legal fees to be incurred.

      Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

      Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

      Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates.

      This shows that the discounted central estimates could fall in a range A$1.1 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside that range depending on the actual outcome of the assumptions made.

      If a resolution is reached with the Representatives and approved by them, the NSW Government and the Company’s Board, shareholders and lenders, the Company may be required to make a substantial provision in its accounts at a later date, and it is possible that the Company would need to seek additional borrowing facilities. See Risk Factor entitled “We may have difficulty obtaining financing (debt or equity), or obtaining financing on usual terms, or retaining existing financial support because of concerns or uncertainty relating to the SCI, legal or legislative action following the SCI, or the Company’s offer to provide additional funding to the Foundation” in Item 3. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

      It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprised of Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos–related claims] against the Dutch parent company.” On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content. Negotiations with the Representatives continue and no draft legislation has currently been published.

      On November 18, 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005. The Company is unable to predict the outcome of this review.

Australian Securities and Investments Commission Investigation (“ASIC”)

      On September 22, 2004, ASIC announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from the transactions considered by the SCI. The persons whose conduct is being investigated have not been expressly identified by the ASIC. The investigation will include a review of the conduct of the directors of various James Hardie Group companies, including their conduct and statements made in relation to securities of JHI NV or JHIL and the circumstances in which various transactions occurred (including the cancellation of partly-paid shares in JHIL).

      We have received a notice from ASIC under relevant legislation to produce certain categories of documents to be considered by it in its investigation. We are currently responding to this notice and will cooperate with the ASIC in relation to all aspects of its investigation.

      The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed under directors’ and officers’ insurance policies taken out by the Company.

Item 5.	Operating and Financial Review and Prospects

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

Overview

      We intend this discussion to provide information that will assist in understanding our March 31, 2004 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and operating results as a whole. Our March 31, 2004 consolidated financial statements and the notes accompanying those consolidated financial statements should be read in conjunction with this discussion.

The Company and the Building Product Markets

      Based on revenues, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines and the second largest manufacturer of flat sheet products in Chile. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Chile and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage in the markets in which we sell our products.

      We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, roofing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various markets including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

      Our products are primarily sold to the residential housing markets. Residential construction fluctuates based on the levels of new home construction activity and the repair and remodeling of existing homes. These levels of activity are affected by many factors including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and remodel spending, gross domestic product growth and consumer confidence levels. These factors were generally favorable during fiscal year 2004, resulting in healthy levels of residential construction and home repair and remodel activity.

Fiscal Year 2004 Key Results

      Total net sales increased 25% to $981.9 million in fiscal year 2004, operating income increased 34% to $172.2 million, and income from continuing operations increased 50% to $125.3 million.

      Our largest market is North America, where fiber cement is one of the fastest growing segments of the external siding market. USA Fiber Cement net sales contributed 75% of total net sales, and its operating income was the primary contributor of total company operating income, during fiscal year 2004. Both net sales and operating income increased from fiscal year 2003 due mainly to healthy levels of residential construction and repair and remodel activity, and strong penetration against competing products, in the United States.

      Asia Pacific net sales contributed 22% of total net sales, and its operating income was the second largest contributor of total company operating income. Net sales increased in fiscal year 2004 in both our Australia/ New Zealand and our Philippines Fiber Cement businesses. In Australia/ New Zealand, this increase was primarily due to favorable foreign currency exchange rates and less to factors that affected that segment’s markets. Operating income increased primarily due to favorable foreign currency exchange rate differences and cost savings initiatives that we implemented during fiscal year 2004 that caused a decrease in selling, general and administrative expense.

      In our emerging businesses of Chile Fiber Cement and Hardie® Pipe, we continued to make good progress. We also commenced our fiber cement business in Europe and commissioned a pilot roofing plant at Fontana, California to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Our investment in these emerging businesses is expected to provide good growth over the medium to longer-term.

      For further information regarding our business and operations, please see Item 4 “Information on the Company.”

Critical Accounting Policies

      Our accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements included in Item 18 of this Form 20-F. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Sales

      We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

      We evaluate the collectibility of accounts receivable, based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity, on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. While credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales. For additional information regarding our customer concentration, see Item 3 “Risk Factors.”

Inventory

      Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve

      We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used since the early 1980s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the adequacy of our warranty provisions as necessary. While our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3 “Risk Factors.”

Accounting for Income Tax

      We account for income taxes according to SFAS No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2004. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

      Due to the size of the Company and the nature of our business, we are subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert. We accrue for tax contingencies based on our best estimate of the taxes ultimately expected to be paid, which is updated over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

      The IRS has audited our U.S. income tax returns for all tax years ended through March 31, 2000. We settled all issues and paid all assessments arising out of the audit during fiscal year 2004. The California Franchise Tax Board (“FTB”) audited our California franchise tax returns for all tax years ended through March 31, 1999 and proposed substantial assessments. We have accrued a lesser amount for these proposed assessments based on a protest that we filed on which we believe we will prevail on several issues, with the estimated result that the final assessment will not exceed the amount accrued.

      The IRS, the FTB, and the Australian Tax Office are each in the process of auditing our respective jurisdictional income tax returns for various ranges of years including 1998 through 2003. None of the audits have progressed sufficiently to predict their ultimate outcome. We have accrued income tax liabilities for these audits based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

Results of Operations

      In fiscal years 2002 through 2004, there was a significant increase in net sales generated from our USA Fiber Cement operations primarily as a result of demand for our fiber cement products and $176.5 million in capital investments during fiscal years 2002 to 2004 in this segment. In fiscal year 2002, restructuring and other operating expenses adversely affected the impact of increased sales from our USA Fiber Cement business.

      The following table shows JHI NV’s selected financial and operating data for continuing operations, expressed in millions of dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,

	2004		2003		2002

Net sales:
USA Fiber Cement	$738.6	75.2%	$599.7	76.5%	$444.8	75.2%
Asia Pacific Fiber Cement	219.8	22.4	174.3	22.2	141.7	23.9
Other(1)	23.5	2.4	9.6	1.3	5.2	0.9

Total net sales	981.9	100.0	783.6	100.0	591.7	100.0
Cost of goods sold	(623.0)	(63.4)	(492.8)	(62.9)	(393.4)	(66.5)

Gross profit	358.9	36.6	290.8	37.1	198.3	33.5
Selling, general and administrative expenses	(162.0)	(16.5)	(144.9)	(18.5)	(109.3)	(18.5)
Research and development expenses	(22.6)	(2.3)	(18.1)	(2.3)	(14.1)	(2.4)
Other operating (expense) income	(2.1)	(0.3)	1.0	0.1	(28.1)	(4.7)

Operating income	172.2	17.5	128.8	16.4	46.8	7.9
Interest expense	(11.2)	(1.1)	(23.8)	(3.0)	(18.4)	(3.1)
Interest income	1.2	0.1	3.9	0.5	2.4	0.4
Other income (expense), net	3.5	0.4	0.7	0.1	(0.4)	(0.1)

Income from continuing operations before income taxes	165.7	16.9	109.6	14.0	30.4	5.1
Income tax expense	(40.4)	(4.1)	(26.1)	(3.3)	(3.1)	(0.5)

Income from continuing operations	$125.3	12.8%	$83.5	10.7%	$27.3	4.6%

(1)	Includes sales for fiber cement in Chile and fiber reinforced concrete pipes in the United States, our roofing operations in the United States and fiber cement operations in Europe. Also includes general corporate income in fiscal year 2002, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

      Total Net Sales. Total net sales increased 25% from $783.6 million in fiscal year 2003 to $981.9 million in fiscal year 2004. Net sales from USA Fiber Cement increased 23% from $599.7 million in fiscal year 2003 to $738.6 million in fiscal year 2004 due to continued strong growth in sales volumes and higher average net selling prices. Net sales from Asia Pacific Fiber Cement increased 26% from $174.3 million in fiscal year 2003 to $219.8 million in fiscal year 2004 due to increased sales volumes and favorable currency exchange rate differences. Net sales from Other Fiber Cement increased 145% from $9.6 million in fiscal year 2003 to $23.5 million in fiscal year 2004 as the Chilean flat sheet business, the USA-based Hardie Pipe business and the Europe Fiber Cement business continued to grow strongly.

      USA Fiber Cement Net Sales. Net sales increased 23% from $599.7 million in fiscal year 2003 to $738.6 million in fiscal year 2004. Sales volume increased 19% from 1,273.6 million square feet in fiscal year 2003 to 1,519.9 million square feet in fiscal year 2004 due to strong growth in primary demand for fiber cement and a favorable housing construction market. Residential housing activity remained healthy during fiscal year 2004 buoyed by low mortgage rates, strong housing prices, low inventory levels of new homes for sale and a recovering domestic economy. Strong growth continued in both the interior and exterior product markets and in our emerging and established markets as our products continued to take share from alternative materials, mainly wood-based and vinyl siding.

      The average net selling price increased 3% from $471 per thousand square feet in fiscal year 2003 to $486 per thousand square feet in fiscal year 2004. This was due to an increased proportion of sales of higher-priced, differentiated products and a price increase in some regions implemented in the first quarter of fiscal year 2004.

      In the exterior products market, there was continued strong growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlusTM Collection of pre-painted siding and Harditrim® XLD® planks. In the interior products market, sales of our Hardibacker 500® half-inch backerboard grew strongly as it further penetrated its target market, helping to lift our share of the interior cement board market.

      During the fourth quarter of fiscal year 2004, we commenced construction of our new 300 million square foot green-field fiber cement plant at Reno, Nevada. The plant will service the rapidly growing demand in the west-coast region of the United States and is expected to commence production by the end of calendar year 2004.

      During fiscal year 2004, we completed the upgrade and began ramping-up our Blandon, Pennsylvania plant acquired from Cemplank in December 2001. The upgrade increased design capacity of the plant from 120 million square feet to 200 million square feet. We also completed the upgrade and began ramping-up our 160 million square foot panel production line at our Waxahachie, Texas plant. In addition, in fiscal year 2004 we commissioned and commenced ramping-up our new proprietary pre-finishing line at our Peru, Illinois plant. This is expected to significantly reduce painting costs for our ColorPlusTM Collection of exterior siding, and help accelerate our market penetration in the northern region. Also at our Peru, Illinois plant, we commenced construction of the new 160 million square foot trim line, which is expected to commence production by the fourth quarter of fiscal year 2005.

      Asia Pacific Fiber Cement Net Sales (See “Notes to Results of Operations” on page 49). Net sales increased 26% from $174.3 million in fiscal year 2003 to $219.8 million in fiscal year 2004. Net sales increased 2% in Australian dollars. Sales volume increased 3% from 349.9 million square feet in fiscal year 2003 to 362.1 million square feet in fiscal year 2004. Net selling price decreased by 3% primarily due to the increase in the Philippines’ product mix in overall Asia Pacific net sales.

      In Australia and New Zealand Fiber Cement, net sales increased 25% from $156.3 million in fiscal year 2003 to $195.5 million in fiscal year 2004, primarily due to favorable foreign exchange rate differences. In Australian dollars, net sales increased 1%. The increase in net sales in local currency was due to a 1% increase in sales volume from 280.2 million square feet in fiscal year 2003 to 284.2 million square feet in fiscal year 2004. The average net selling price was flat compared to fiscal year 2003. In Australia, new residential housing activity slowed during the year, but was better than industry forecasts. The impact of this was partly offset by strong residential renovation and commercial activity. Fiber Reinforced Concrete (“FRC”) Pipes continued to penetrate its targeted market and increased sales volumes compared to fiscal year 2003. During fiscal year 2004, FRC® pipes was successful in tendering to supply storm drainage pipes for the Sydney Orbital road project. The project involves the supply of a significant volume of FRC pipes over the next year. A new pipe standard was released by Standards Australia during fiscal year 2004. This will enable our fiber cement pipes to compete more effectively against steel reinforced concrete pipes. During fiscal year 2004, we launched ExoTec® Facade Panel, our new premium facade panel incorporating the next generation of fiber cement composites. The new product is designed for commercial applications. In New Zealand, new residential housing activity remained at healthy levels and demand was strong for soffits and weatherboards, including our Linea® range of weatherboards, which uses proprietary low-density technology.

      In the Philippines, net sales increased 16% from $18.0 million in fiscal year 2003 to $20.8 million in fiscal year 2004. In local currency, net sales increased 22%. Sales volume increased 12% from 69.7 million square feet in fiscal year 2003 to 77.9 million square feet in fiscal year 2004. The average net selling price increased 10% compared to fiscal year 2003 due to a combination of increased regional export business and expansion of product range into higher priced products in the domestic market.

      Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of Hardie® Pipe in the United States, our roofing operations in the United States and fiber cement operations in Europe.

      Our Chilean operation continued to increase its penetration of the local market in line with its targets. Net sales increased 167% compared to fiscal year 2003 due to a 103% increase in sales volume and a higher average net selling price. The level of construction activity in Chile improved during fiscal year 2004 after being stagnant since the end of 2001. The average net selling price increased due to strong export sales and growth in sales of higher-priced, differentiated products.

      Our USA Hardie Pipe business continued to penetrate the south-east market of the United States and improve its manufacturing efficiency. Net sales increased 95% compared to fiscal year 2003 due to a 95% increase in sales volume. The average net selling price was flat compared to fiscal year 2003. Market acceptance of our fiber cement pipes continued to grow strongly and we further increased our share of the market for our targeted diameter range of drainage pipes in Florida. The manufacturing performance of the plant continued to improve during the period, reducing costs and increasing output, particularly of the larger diameter pipes. Despite this, manufacturing costs remain higher than our targets. The competitive response to our entry into the south-east market remains intense.

      Our Europe Fiber Cement business commenced operations during fiscal year 2004 with the launch in the United Kingdom and France markets of our Hardibacker® backerboard range of interior products and our proprietary pre-painted siding products. Awareness of our product range among distributors, builders and contractors is growing and sales of Hardibacker® tile backer and our pre-painted siding products are in line with our expectations. In June 2003, we commissioned a new coating line near Southampton in England. The line is used to apply the finishing coat to siding products imported from our United States business.

      In June 2003, we commissioned our pilot roofing plant at Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Plant testing and manufacturing trials commenced during fiscal year 2004 and the first on-site installations of the new roofing product were completed. The first commercial sales of our ArtisanTM roofing product were made in the second half of fiscal year 2004. There were no commercial sales in the first half of fiscal year 2005, but sales began in October 2004 and are expected to ramp up through the end of fiscal year 2005. Interest in our roofing product within our targeted market is strong.

      Gross Profit. Gross profit increased 23% from $290.8 million in fiscal year 2003 to $358.9 million in fiscal year 2004 due to improvements in all our major businesses. The gross profit margin decreased 0.5 of a percentage point to 36.6% in fiscal year 2004.

      USA Fiber Cement gross profit increased 24% due to higher sales volumes and a higher average net selling price, partly offset by an increase in unit cost of sales and higher freight costs. The higher unit cost of sales resulted primarily from higher pulp costs, increased sales of higher-priced differentiated products and the ramp-up of the new manufacturing lines at the Blandon, Pennsylvania; Waxahachie, Texas; and Peru, Illinois plants. The gross profit margin increased 0.2 of a percentage point.

      Asia Pacific Fiber Cement gross profit increased 19% following improvements from Australia and New Zealand Fiber Cement, and Philippines Fiber Cement, which increased 16% and 70%, respectively. The improved result for Australia and New Zealand was due to a favorable foreign exchange difference. In the Philippines, increased sales and reduced manufacturing costs resulted in the stronger gross profit performance. The Asia Pacific Fiber Cement gross profit margin decreased 2.1 percentage points.

      Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 12% compared to the prior year, from $144.9 million in fiscal year 2003 to $162.0 million in fiscal year 2004. The increase in SG&A expenses was due mainly to sales and marketing expenses associated with growth initiatives in the USA. However, as a percentage of sales, SG&A expenses were 2.0 percentage points lower, at 16.5% in fiscal year 2004.

      Research and Development Expenses. Research and development includes costs associated with “core” research projects that are aimed at benefiting all fiber cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs increased 36% during fiscal year 2004 to $14.1 million. Our Research and Development segment includes these costs and $3.5 million of Research and Development administrative expenses classified as SG&A expense. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs increased 10% to $8.5 million in fiscal year 2004.

      Other Operating (Expenses)/ Income. Other operating expenses of $2.1 million in fiscal year 2004 mainly reflect an increase in cost provisions for our Australia and New Zealand business. In fiscal year 2003, we realized a $1.0 million gain from the settlement of a pulp hedge contract.

      Operating Income. Operating income increased 34% from $128.8 million in fiscal year 2003 to $172.2 million in fiscal year 2004. The operating income margin increased 1.1 percentage points to 17.5% in fiscal year 2004.

      USA Fiber Cement operating income increased 26% from $155.1 million in fiscal year 2003 to $195.6 million in fiscal year 2004. The increase was due to strong growth in net sales, partly offset by an increase in unit cost of sales, freight and SG&A expenses. The operating income margin increased 0.6 percentage points to 26.5% in fiscal year 2004.

      Asia Pacific Fiber Cement operating income increased 38% from $27.3 million in fiscal year 2003 to $37.6 million in fiscal year 2004. The operating income margin increased 1.4 percentage points to 17.1% in fiscal year 2004. Australia and New Zealand Fiber Cement operating income increased 30% from $27.2 million in fiscal year 2003 to $35.4 million in fiscal year 2004, primarily due to favorable foreign exchange rate differences. In Australian dollars, Australia and New Zealand Fiber Cement operating income increased 5% mainly due to lower SG&A expenses, partly offset by a temporary decrease in manufacturing performance at the Rosehill, NSW plant during fiscal year 2004 and increased freight costs. The operating income margin for Australia and New Zealand Fiber Cement was 0.7 of a percentage point higher, at 18.1%. Our Philippines business recorded operating income of $2.2 million for fiscal year 2004 compared to a $0.1 million operating income in fiscal year 2003.

      The Chile Fiber Cement business recorded its first full year positive operating income since commencing commercial production in 2001.

      Despite continued strong volume growth and improved manufacturing performance, our USA Hardie Pipe business incurred an operating loss for the year due to low prices and higher than targeted unit costs.

      Our Europe Fiber Cement business became operational during fiscal year 2004 and incurred an operating loss, as expected.

      General corporate costs decreased by $2.4 million from $29.9 million in fiscal year 2003 to $27.5 million in fiscal year 2004. This decrease was primarily due to a reduction in employee bonus plan expense and a $1.6 million gain from the positive resolution of a vendor dispute, partly offset by changes in a number of other corporate expenses.

      Net Interest Expense. Net interest expense decreased by $9.9 million from $19.9 million in fiscal year 2003 to $10.0 million in fiscal year 2004. In fiscal year 2003, we incurred a $9.9 million make-whole payment from the early retirement of $60.0 million of long-term debt. Interest expense decreased further by $2.7 million due to lower average borrowings. These decreases in net interest expense were partially offset by a $2.7 million decrease in interest income due to lower average cash balances compared to fiscal year 2003.

      Other Income, net. We realized a gain before income tax of $4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of $4.3 million. We also realized $0.1 million in net investment income. These income items were partially offset by an impairment charge that we recorded of $2.2 million on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code. Additionally, we incurred an expense of $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.

      Income Tax Expense. Income tax expense increased by $14.3 million from $26.1 million in fiscal year 2003 to $40.4 million in fiscal year 2004 due to the increase in profit.

      Income from Continuing Operations. Income from continuing operations increased by 50% or $41.8 million, from $83.5 million in fiscal year 2003 to $125.3 million in fiscal year 2004.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

      Total Net Sales. Total net sales increased 32% from $591.7 million in fiscal year 2002 to $783.6 million in fiscal year 2003. Net sales from USA Fiber Cement increased 35% from $444.8 million in fiscal year 2002 to $599.7 million in fiscal year 2003 due to continued growth in sales volumes and higher selling prices. Net sales from Asia Pacific Fiber Cement increased 23% from $141.7 million in fiscal year 2002 to $174.3 million in fiscal year 2003 due mainly to higher sales volumes. Net sales from Other increased 85% from $5.2 million in fiscal year 2002 to $9.6 million in fiscal year 2003 as the Chilean flat sheet business and the U.S.-based fiber reinforced concrete Pipes business continued to ramp up, following its start-up early in the 2001 calendar year.

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

      In the northern region, we continued to take market share from the dominant siding material, vinyl. Market penetration strategies designed to build awareness of our products’ attributes among the region’s builders, distributors and homeowners helped to generate increased demand in the region. In the southern region, growth strategies, including a greater focus on the repair and remodel segment and increased selling activity in rural areas, helped the business increase demand in the region. In the exterior products market, there was strong sales growth in higher-priced, differentiated products such as trim, vented soffits, Heritage® panels and the ColorPlusTM Collection of pre-finished siding. In the interior cement board market, sales of Hardibacker 500®, our  1/2 inch backerboard that is manufactured using proprietary G2 Technology®, continued to grow strongly.

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

      Asia Pacific Fiber Cement Sales (See “Notes to Results of Operations” on page 49). Net sales increased 23% from $141.7 million in fiscal year 2002 to $174.3 million in fiscal year 2003. Sales volume increased 9% from 320.7 million square feet in fiscal year 2002 to 349.9 million square feet in fiscal year 2003.

      In our Australia and New Zealand business, net sales increased 27% from $123.5 million in fiscal year 2002 to $156.3 million in fiscal year 2003. In Australian dollars, the increase was 16%. The growth in net sales was due to a 10% increase in sales volume, from 255.9 million square feet in fiscal year 2002 to 280.2 million square feet in fiscal year 2003 and a 6% increase in the average selling price. In Australia, demand for new residential housing remained at high levels during the period buoyed by a relatively strong economy and low interest rates. Despite new housing approvals slowing in the second half of the year, robust residential renovation activity and the 3-6 month lag between the start of house construction and the sale of our products helped to maintain strong demand. During fiscal year 2003, we relocated our corrugate production line in Australia, which manufactures HardiFence® panels, from Perth to Brisbane. In addition, in Australia, we launched two new internal lining products, HardiRock® board and EziGrid® tilebacker. HardiRockTM is a fiber cement wet area lining board that is flexible and is easy to cut and nail. EziGrid tilebacker is another wet area lining sheet designed to make tile installation easier for internal lining. Both products are expected to strengthen our share of the internal lining segment. In New Zealand, we experienced stronger demand arising from increased residential building activity, which was fueled by low and stable interest rates, strong housing prices and a stronger economy. The new Linea® weatherboard cladding range of products launched in March 2002 continued to penetrate its targeted markets, taking market share from alternative products such as brick. Linea weatherboard is a thick, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards. Despite the non-residential building market in New Zealand being weaker during fiscal year 2003 compared to fiscal year 2002, sales of panel products such as Hardipanel® Titan cladding and Hardipanel Compressed sheet were up strongly during fiscal year 2003 compared to fiscal year 2002. We also gained several key customers in New Zealand during fiscal year 2003 and increased our share of fiber cement sales.

      In the Philippines, net sales decreased by 1% from $18.2 million in fiscal year 2002 to $18.0 million in fiscal year 2003. In local currency, net sales were flat. This was due to an increase in sales volume, offset by a lower average selling price. Sales volume increased 8% from 64.8 million square feet in fiscal year 2002 to 69.7 million square feet in fiscal year 2003 due to increased demand in the domestic building boards market. We continued to penetrate the domestic building boards market during the year, taking further share from the main competing material, plywood. Strong demand for HardiFlex® lite panel, a thin, light sheet designed for ceiling applications, and HardiFlex panel, used in ceiling and internal wall applications, continued during fiscal year 2003. During fiscal year 2003, we launched our first plank product, Hardiplank® Select Cedarmill cladding, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects. Export sales were weaker in fiscal year 2003 compared to fiscal year 2002, due primarily to supply issues and lower export demand. The average selling price decreased 7% compared to fiscal year 2002 due to a decrease in sales of higher-priced exports.

      Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of Hardie® Pipe in the United States and general corporate income, which is comprised primarily of rental income from subleasing office space in Sydney, Australia.

      Our Chilean operation, which began commercial production in March 2001, penetrated the market at its targeted rate. Economic instability in the neighboring countries of Argentina and Brazil continued to have a negative effect on the Chilean economy. Despite weak market conditions during fiscal year 2003, net sales and volumes were significantly higher than fiscal year 2002, increasing 153% and 120%, respectively. During fiscal year 2003, the business moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These included Hardibacker® underlayment, for interior applications, and textured panels and planks, for exterior cladding. Selling prices continued to be negatively affected by aggressive pricing by competitors as they continued to try to maintain market positions.

      Our Hardie Pipe business continued to penetrate the southeast market of the United States and improve its operational efficiencies. Net sales more than doubled in fiscal year 2003 compared to fiscal year 2002. Sales volumes continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors increased and as the product range has been progressively expanded. The increased sales have resulted in a doubling of our share of our targeted large diameter drainage pipe market in Florida compared to fiscal year 2002. Competition has reacted to our market entry with aggressive pricing. As a result, our average selling price was lower compared to fiscal year 2002. This decrease was offset by unit production costs that have continued to decline during fiscal year 2003 as we achieved significant improvements in manufacturing efficiencies. The Florida civil construction market remained buoyant. Activity increased due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

      Gross Profit. Gross profit increased 47% from $198.3 million in fiscal year 2002 to $290.8 million in fiscal year 2003 due to strong improvements in USA Fiber Cement and Asia Pacific Fiber Cement. The gross profit margin increased 3.6 percentage points in fiscal year 2003 to 37.1%. USA Fiber Cement gross profit increased 49% due to higher sales volumes, higher average selling prices and lower unit cost of sales. The gross profit margin for USA Fiber Cement increased 3.8 percentage points in fiscal year 2003. Asia Pacific Fiber Cement gross profit increased 32% in fiscal year 2003 following strong improvements from all businesses. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin for Asia Pacific Fiber Cement increased 2.5 percentage points in fiscal year 2003.

      Adjustments Related to Stock Option Accounting. Effective fiscal year 2003, we adopted retrospectively the fair value based method of accounting for stock options as outlined in SFAS No. 123. SFAS No. 123 requires the Company to value stock options issued based on an option-pricing model and recognize this value as compensation expense over the periods in which the options vest. Previously, we used variable plan accounting. As a result, fiscal year 2002 has been restated to reflect lower compensation cost of $1.4 million that would have been recognized under the fair value based accounting method for all options granted, modified or settled in fiscal years beginning after December 15, 1994.

      Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses increased 33% from $109.3 million in fiscal year 2002 to $144.9 million in fiscal year 2003. The amount previously reported for 2002 is adjusted and decreased by $1.4 million for the adoption of the fair value provisions of SFAS No. 123. After this adjustment, the increase in SG&A expenses was mainly due to the funding of growth initiatives in the United States, an increase in bonus accruals in line with the significant improvement in operating profit and redundancy costs associated with restructuring in the Asia Pacific business. As a percentage of sales, SG&A expenses remained comparable to fiscal year 2002, at 18.5% in fiscal year 2003.

      Research and Development Expenses. Research and development includes costs associated with “core” research projects that are aimed at benefiting all fiber cement business units. These costs are recorded in the

Research and Development segment rather than being attributed to individual business units. These costs increased 27% to $10.4 million in fiscal year 2003 due to increased project costs and intellectual property costs. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs increased 30% to $7.7 million in fiscal year 2003, reflecting a greater number of projects in the development and commercialization phase. Total research and development costs as a percentage of sales decreased by 0.1 of a percentage point to 2.3% in fiscal year 2003.

      Other Operating Income (Expense). During fiscal year 2003, we realized a $1.0 million gain from the settlement of a pulp hedge contract. In fiscal year 2002, there was a charge of $28.1 million related to a number of costs that did not recur in fiscal year 2003.

      Operating Income. Operating income increased 175% from $46.8 million in fiscal year 2002 to $128.8 million in fiscal year 2003. The amount previously reported for fiscal year 2002 is adjusted and increased by $1.4 million for the adoption of the fair value provisions of SFAS No. 123. After this adjustment, the operating profit margin increased 8.5 percentage points to 16.4% in fiscal year 2003.

      Our USA Fiber Cement operating income increased 81% from $85.8 million in fiscal year 2002 to $155.1 million in fiscal year 2003 due to strong sales volume growth driven by increased primary demand for fiber cement and lower unit cost of sales from improved manufacturing efficiencies, partly offset by higher SG&A costs.

      Our Asia Pacific Fiber Cement operating income increased 31% from $20.9 million in fiscal year 2002 to $27.3 million in fiscal year 2003. Our Australia and New Zealand Fiber Cement business’ operating income increased 23% from $22.1 million in fiscal year 2002 to $27.2 million in fiscal year 2003. In Australian dollars, the increase was 13%. The stronger operating income performance was due to higher sales volume and lower unit cost of sales, partly offset by higher SG&A costs. Australia and New Zealand Fiber Cement’s operating income margin decreased 0.5 of a percentage point to 17.4% in fiscal year 2003 primarily due higher SG&A costs. Our Philippines business recorded a small operating income in fiscal year 2003, compared to a small operating loss in fiscal year 2002, primarily due to increased domestic sales and lower costs of production and SG&A.

      Both Hardie Pipe and Chile Fiber Cement incurred operating losses during fiscal year 2003 as these businesses continued to ramp up.

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

      Income Tax Expense. Income tax expense increased by $23.0 million from $3.1 million in fiscal year 2002 to $26.1 million in fiscal year 2003.

      Income from Continuing Operations. Income from continuing operations increased by $56.2 million from $27.3 million in fiscal year 2002 to $83.5 million in fiscal year 2003. Income from continuing operations previously reported for fiscal year 2002 is adjusted and increased by $1.7 million for the adoption of the fair value provisions of SFAS No. 123, which includes a deferred tax benefit of $0.3 million.

Notes to Results of Operations

Volume and Average Net Selling Price — Asia Pacific Fiber Cement — Adjusted:

      During the first quarter of fiscal year 2005, we disclosed in a Form 6-K that in fiscal years 2004 and 2003, our Asia Pacific Fiber Cement segment reported incorrect volume figures due to errors when converting to our standard square feet measurement and due to our Philippines Fiber Cement business including intercompany volume during fiscal year 2004. The following table presents adjusted volume and average net selling price for our Asia Pacific Fiber Cement business segment. We have adjusted this Form 20-F for the revised volume and average net selling price.

	Fiscal Years Ended March 31,

	2004				2003

	As Previously		Adjusted		As Previously		Adjusted
	Published		Figure		Published		Figure

Volume (million square feet)		402.1		362.1		368.3		349.9
Average sales price per unit (per thousand square feet)	A$	788	A$	862	A$	843	A$	887

Net Sales — Philippines Fiber Cement — Adjusted:

      During the first quarter of fiscal year 2005, we disclosed in a Form 6-K that in fiscal year 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fiber Cement discussion is necessary to provide an accurate year-to-year discussion of Philippines Fiber Cement net sales. Therefore, for discussion purposes only, for the Philippines Fiber Cement business we adjusted fiscal year 2004 Philippines Fiber Cement net sales. We have not restated the Asia Pacific Fiber Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fiber Cement segment or to the consolidated financial statements taken as a whole. The following table presents adjusted Philippines Fiber Cement net sales for discussion purposes only:

Fiscal Year
Ended
March 31,
2004

(In millions of
U.S. dollars)
Previously Reported	$24.2
Adjustment	(3.4)

Adjusted Net Sales	$20.8

Discontinued Operations

      In total, we recorded income from discontinued operations of $4.3 million, $87.0 million and $3.5 million in fiscal years 2004, 2003 and 2002, respectively. The amount for fiscal year 2004 primarily includes a favorable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses. See Note 17 to our consolidated financial statements included in Item 18 in this Form 20-F for additional information on the results of our discontinued operations.

Building Systems

      On May 30, 2003, we sold our New Zealand Building Systems business to a third party. We recorded a gain of $1.9 million representing the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale comprised cash of $5.0 million and a note receivable in the amount of $1.7 million.

Gypsum

      In fiscal year 2002, we successfully completed the transformation of the Company into a purely fiber cement business when we signed a definitive agreement to sell our Gypsum business. We completed the sale on April 25, 2002 and recorded a pre-tax gain of $81.4 million in fiscal year 2003, with income tax expense of $26.1 million. See Item 4 “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”

      On June 28, 2001, we entered into an agreement to sell our gypsum mine property in Las Vegas, Nevada to a developer. We completed the transaction on March 21, 2003 and realized a $49.2 million pre-tax gain on the sale with $19.2 million of income tax expense. See Item 4 “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”

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

Amaca Pty Ltd and Amaba Pty Ltd

      In February 2001, we announced the establishment of a special purpose foundation to compensate individuals with claims against two former ABN 60 subsidiaries and to fund medical research into asbestos-related diseases (the “Foundation”). We gifted A$3.0 million ($1.7 million) in cash and transferred ownership and control of the two former subsidiaries to the Foundation. The two former subsidiaries manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased. The change in ownership resulted in a gain on disposal of $2.3 million. See Item 4 “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”

      The Foundation is managed by independent trustees and operates entirely independently of us. We do not control the activities of the Foundation in any way and, since February 16, 2001, we have not controlled the activities of the two former subsidiaries. In particular, the trustees are responsible for the effective management of claims against the former subsidiaries and for the investment of its assets. We have no economic interest in either the Foundation or the two former subsidiaries. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in “Legal Proceedings” in Item 4, we do not believe we will have any liability under current Australian law should future asbestos-related liabilities of Amaca and Amaba exceed the funds available to those entities or the Foundation. Also see “Legal Proceedings” in Item 4 and Notes 14 and 17 to our consolidated financial statements included in Item 18 in this Form 20-F.

ABN 60

      On March 31, 2003, we transferred control of ABN 60 to a newly established company named ABN 60 Foundation. The ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure

ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. The ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. We do not control the activities of ABN 60 or the ABN 60 Foundation in any way. We have no economic interest in ABN 60 or the ABN 60 Foundation and have no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in “Legal Proceedings” in Item 4, we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60 Foundation. Also see “Legal Proceedings” in Item 4 and Notes 14 and 17 to our consolidated financial statements included in Item 18 in this Form 20-F.

Impact of Recent Accounting Pronouncements

Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities

      In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard did not have a material impact on our consolidated financial statements.

Certain Financial Instruments with Characteristics of both Liabilities and Equity

      In May 2003, the FASB issued SFAS No. 150, “Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a company classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The adoption of this standard did not have an impact on our consolidated financial statements.

Employers’ Disclosures about Pensions and Other Postretirement Benefits

      In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for the fiscal years ending after June 15, 2004. The Company does not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities

      In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46, which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after January 31, 2003 and no later than the end of the first reporting that ended after December 15, 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after January 31, 2003 did not have an impact on our consolidated financial statements. Additionally, we do not expect the other provisions of FIN 46R to have a material impact on our consolidated financial statements.

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

      We had cash and cash equivalents of $72.3 million as of March 31, 2004. At that date we also had credit facilities totaling $446.0 million of which $175.8 million was outstanding. Our credit facilities are all uncollateralized and consist of the following:

	Interest	Total	Principal
	Rate at	Facility at	Outstanding at
	March 31,	March 31,	March 31,
Description	2004	2004	2004

		(In millions)
US$ notes; fixed interest; repayable annually in varying tranches from November 2004 through November 2013	7.09%	$165.0	$165.0
A$ revolving loan; can be drawn down in either US$ or A$; variable interest based on US$ LIBOR or A$ bank bill rate plus margin; can be repaid and redrawn until maturity in November 2006	N/A	152.0	—
US$ stand-by loan; can be drawn down in either US$ or A$; variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity in April 2005	N/A	117.5	—
US$ line of credit; can be drawn down in Chilean Pesos; variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in October and December 2004	3.24%	11.5	10.8

Total		$446.0	$175.8

      The US$ line of credit was amended for an aggregate amount of $15.0 million with a maturity date of December 2004. We currently plan to extend this line of credit upon its maturity, under substantially similar terms.

      As a consequence of the completion of the sale of our Gypsum business on April 25, 2002, we were technically not in compliance as of that date with certain pre-approval covenants of our US$ noncollateralized note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of our Gypsum business. In connection with such amendment, we prepaid $60.0 million in principal amount of the notes. As a result of the early retirement, we incurred a $9.9 million make-whole payment charge, which was charged to interest expense during fiscal year 2003.

Cash Flow Provided by Operating Activities

      Net cash provided by operating activities was $162.6 million, $64.8 million and $76.6 million in fiscal years 2004, 2003 and 2002, respectively.

      Fiscal year 2004 net income, after adjusting for the gain on disposal of subsidiaries and businesses and for a gain on sale of land and buildings, increased by $35.6 million compared to fiscal year 2003. Adjusting further for non-cash items included in net income, cash flows from operations increased additionally by $36.7 million in fiscal year 2004 compared to fiscal year 2003. Other working capital changes caused a net increase in cash of $25.5 million.

      The major reason for the $11.8 million decrease in cash flow provided by operating activities for fiscal year 2003 compared to fiscal year 2002 was the increase in operating income, which was partially offset by the gain on disposal of subsidiaries and businesses and other non-cash charges. This net increase was offset by changes in working capital balances, which primarily reflect increases in inventories and accounts payable and accrued liabilities.

Cash Flow (Used in) Provided by Investing Activities

      Net cash (used in) provided by investing activities was ($58.0) million, $237.9 million and ($77.2) million in fiscal years 2004, 2003 and 2002, respectively.

      The decrease in cash flows from investing activities from fiscal year 2003 to fiscal year 2004 was primarily due to proceeds from the sale of our Gypsum business and from the Las Vegas land sale in fiscal year 2003, which was partially offset by a $57.1 million payment related to the transfer of control of ABN 60 in fiscal year 2003 that did not recur in fiscal year 2004. In addition, we spent $15.4 million less on capital expenditures during fiscal year 2004 compared to fiscal year 2003. The $5.0 million from the sale of businesses resulted from the sale of our New Zealand Building Systems business in May 2003. The $10.9 million from property sold resulted primarily from land and buildings of our Australia/ New Zealand segment that we sold for cash in March 2004. The $74.8 million capital expenditures in fiscal year 2004 resulted primarily from continued operating plant expansions and construction and new property purchases.

      Net investing cash inflows increased in fiscal year 2003 primarily due to proceeds of $383.4 million mainly from the sale of our Gypsum business and Las Vegas land, which was partially offset by a $57.1 million payment related to the transfer of ABN 60 and higher capital expenditures in fiscal year 2003.

Cash Flow Used in Financing Activities

      Net cash used in financing activities was $87.9 million, $279.4 million and $40.8 million in fiscal years 2004, 2003 and 2002, respectively.

      Net cash outflow in fiscal year 2004 resulted primarily from a $68.7 million return of capital and $22.9 million of dividends paid. In fiscal year 2003, the return of capital was higher by $26.1 million. In addition, in fiscal year 2003 we repaid $160.0 million of bank debt, which did not recur in fiscal year 2004. Net proceeds from borrowings decreased from fiscal year 2003 by $5.0 million to $0.5 million in fiscal year 2004. The proceeds of $3.2 million represent stock option exercises during fiscal year 2004.

      The increase in outflow in fiscal year 2003 compared to fiscal year 2002 was primarily due to a $109.7 million decrease in proceeds from the issuance of shares, a $72.3 million increase in repayments of capital and a $42.6 million increase in net repayments of borrowings.

Capital Requirements and Resources

      Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements consisting primarily of inventory and accounts receivable and payables fluctuate seasonally and increase prior to and during months of the year when overall construction and renovation activity volumes increase. We have historically funded cash flow shortfalls with cash generated from divestiture of non-fiber cement business operations and other business assets and from available cash under bank debt facilities.

      During fiscal year 2004, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fiber cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. We expect to spend significantly during fiscal year 2005 on capital expenditures that include facility upgrades and new facility construction. Upgrades generally include required expenditures to maintain our facilities and expenditures for implementing new fiber cement technologies. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents, and cash available at March 31, 2004 of approximately $270.2 million under debt facilities, will be sufficient to meet any cash shortfalls during the next two to three years. Beyond three years, we intend to rely, for the most part, on increased market penetration of our products and increased profitability from a more favorable product mix to generate cash to fund our growth. Historically, our products have been well accepted by our market and our product mix has changed towards higher priced differentiated products that generate higher margins. We are relying on the markets for our products to continue recognizing that value to achieve sufficient market penetration and a product mix sufficiently profitable to fund our growth plans. We also intend to maintain sufficient levels of available cash under bank debt facilities to offset any cash shortfall.

      We believe that we will be able to continue increasing our market share by further market penetration against competing products. Generally, over the past three years, a large part of our growth resulted from market share increases, especially in our major market of North America. We have historically acquired market share from vinyl and wood-based products in this market and believe that our success is based primarily on our superior and proprietary product and production technologies that give us competitive product advantages. We expect to continue our research and development activities over the short and long-term to maintain, improve and increase our technology advantages. Based on our market penetration history, technology benefits from our research and development activities, and other factors, we expect that our market penetration trend will continue over the short and longer-term.

      We believe our business is affected by general economic conditions and interest rates in the United States and in other countries since these factors may affect the number of new housing starts and the level of housing prices and household income levels. We believe that housing prices, which may affect available owner equity, and household income levels are contributors to the currently robust renovation and remodel markets for our products. We believe continued improvements in general economic conditions and continued low mortgage interest rates will maintain new housing starts and the renovation and remodel markets at historically high levels, which we expect will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in residential housing starts in the United States and in other countries, in which we manufacture and sell our products, would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements. The anticipated interest rate increase in the United States during calendar year 2004 may slow down new housing starts in the United States and decrease housing prices, which may reduce demand for our products.

      Pulp is a primary ingredient in our fiber cement formulation and affects our working capital requirements. Pulp prices have risen during fiscal year 2004 and it is possible that they will continue rising. To minimize additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue rising, our cash generated from operations may be negatively impacted if pulp pricing is fixed over the longer-term.

      Freight costs have increased due to higher fuel prices and an increase in the average length of haul of our products from our facilities to our customers’ facilities. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2004.

      During fiscal year 2004, the United States and The Netherlands approved a new protocol that, when ratified, would amend the current U.S.-Netherlands Income Tax Treaty, under which we currently derive significant tax benefits. We expect ratification will occur soon. Unless we change our organizational and operational structure, we are unlikely to satisfy the requirements of the amended treaty. Accordingly, we are evaluating various reorganization options either to: 1) satisfy those requirements and thus remain eligible for benefits under the amended treaty, or 2) obtain an equally favorable result. If we are unable to remain eligible for benefits under the amended treaty or obtain an equally favorable result, our effective tax rate would significantly increase beginning in our fiscal year 2006. See Risk Factor entitled “Under the U.S.-Netherlands income tax treaty and Netherlands law, we derive substantial tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in either the treaty or laws applicable to the finance subsidiary, including the recently approved Protocol, could increase our effective tax rate and, as a result, reduce our future profits and cash flows” in Item 3.

      In October 2004, the American Job Creation Act of 2004 (the “Act”) was signed into law. The Act establishes a deduction for certain qualified domestic production activities, a deduction to which we expect to become entitled in tax years that begin after 2004. This and other provisions of the Act will require guidance from the Internal Revenue Service to fully assess their consequences. The FASB has proposed guidance on how companies should account for the effects of the Act, including the special deduction for domestic production activities. Based on the FASB’s proposal, we expect to recognize the tax benefits from the deduction beginning in our consolidated financial statements for our fiscal year that begins April 1, 2005.

      The SCI was established by the NSW Government in February 2004 to investigate, among other matters described in “Legal Proceedings” in Item 4, the circumstances in which the Foundation was established. The SCI’s report was delivered on September 21, 2004. We are currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and our Company and subsequently to our shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain and accordingly, we cannot determine whether we will achieve a satisfactory resolution or what any potential arrangement may involve.

      If a resolution is reached with the Representatives and approved by them, the NSW Government and the Company’s Board, shareholders and lenders, the Company may be required to make a substantial provision in its accounts at a later date, and it is possible that the Company would need to seek additional borrowing facilities. See Risk Factor entitled, “We may have difficulty obtaining financing (debt or equity), or obtaining financing on usual terms, or retaining existing financial support because of concerns or uncertainty relating to the SCI, legal or legislative action following the SCI, or the Company’s offer to provide additional funding to the Foundation” in Item 3. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

      It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

      We anticipate that, during our involvement with the SCI, we will incur increased administration expenses of up to approximately $2.0 million each month. It is currently the Company’s policy to expense any legal costs incurred. See Item 4 “Information on the Company — Legal Proceedings.”

      As a result of the SCI and other related developments, the Company has reviewed the long-lived assets of its Australian business for impairment and determined that no impairment charge was required.

      The collective impact of the foregoing factors, and other factors, may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls with cash available under existing or future bank debt facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to scale back or postpone our expansion plans to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

      Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2004, 2003 and 2002 were $74.1 million, $90.2 million and $50.8 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.

      Significant capital expenditures in fiscal year 2004 included the completion of: (i) an upgrade to our Blandon, Pennsylvania plant; (ii) a panel production line at our Waxahachie, Texas plant; (iii) a new pre-finishing line at our Peru, Illinois plant; and (iv) a pilot roofing plant in Fontana, California. In addition, we commenced construction on a new green-field fiber cement plant at Reno, Nevada and on a new trim line at our Peru, Illinois plant. Significant capital expenditures in fiscal year 2003 included the completion of a second flat sheet production line at our plant in Peru, Illinois. In addition, we commenced construction on a panel production line at our Waxahachie, Texas plant and a pilot roofing products plant at Fontana, California; and began an upgrade to our Blandon, Pennsylvania plant. Significant capital expenditures in fiscal year 2002 included the addition of our first line at our plant in Waxahachie, Texas and the addition of a second line at our plant in Peru, Illinois. See Item 4 “Information on the Company — Capital Expenditures and Divestitures.”

Contractual Obligations

      The following table summarizes our significant contractual obligations at March 31, 2004:

	Payments Due

		During Fiscal Year Ending March 31,

	Total	2005	2006 to 2007	2008 to 2009	Thereafter

	(In millions)
Long-Term Debt	$165.0	$17.6	$52.8	$54.3	$40.3
Interest on Long-Term Debt	55.6	11.7	19.2	13.1	11.6
Operating Leases	128.3	12.5	22.0	18.6	75.2
Purchase Obligations(1)	26.8	26.8	—	—	—
Line of Credit	10.8	10.8	—	—	—

Total	$386.5	$79.4	$94.0	$86.0	$127.1

(1)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures. The Company did not have any agreements with variable price provisions.

      The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately $3.0 million for fiscal year 2005. Projected payments beyond fiscal year 2005 are not currently determinable. Also see Note 9 to our consolidated financial statements in Item 18 in this Form 20-F.

      In addition, the table above does not include any amounts related to funding obligations that might arise from matters discussed under the headings “Amaca Pty Ltd, Amaba Pty Ltd and ABN 60,” “Special Commission of Inquiry,” “Australian Securities and Investments Commission Investigation,” “Severance

Agreements” and “ABN 60 Indemnity” in Note 14 to our consolidated financial statements in Item 18 in this Form 20-F. The Company has not established a provision for any of these liabilities because at this time it is not probable nor estimable, but depending on future developments, the impact on future cash funding obligations could be significant.

      See Notes 11 and 14 to our consolidated financial statements in Item 18 in this Form 20-F for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements

      As of March 31, 2004 and 2003, we did not have any material off-balance sheet arrangements.

Inflation

      We do not believe that inflation has had a significant impact on our results of operations for the three years presented.

Seasonality and Quarterly Variability

      Earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the quarter ending March is usually affected by a slowdown due to summer vacations. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the Christmas period. In Chile, we also experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Research and Development

      For fiscal years 2004, 2003 and 2002, our expenses for research and development were $22.6 million, $18.1 million and $14.1 million, respectively.

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

      Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites. At the same time, we have reduced the cost of raw materials through yield improvements in the plants; by providing technological support to drive process improvements in our suppliers’ operations; and from our increased business scale.

      We believe that we also benefit from superior economies of scale, since we operate plants that are two to three times larger than our competitors.

      In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at each plant by improving manufacturing processes, raw materials yields and machine productivity.

      We believe that efficient, low-cost manufacturing, combined with our unique technology, will allow us to generate higher returns on invested capital because we will be able to sell our products at prices that are attractive to our customers, and achieve a profit margin that is attractive to shareholders.

Outlook

      In North America, there is little on the short-term horizon to suggest the housing construction sector will not remain strong. Interest rates continue to be low and expected increases over the balance of the fiscal year 2005 should have only a modest impact on demand for new housing. Builders are reporting an optimistic outlook for the remainder of fiscal year 2005 and continue to have relatively low inventories of new homes for sale and large backlogs of orders for homes to be built. Further strong top-line growth is expected and improved manufacturing performance and lower costs should lift profitability as the Company’s North American business continues to penetrate its exterior and interior product markets.

      During the first half of fiscal year 2005, the USA Fiber Cement business results were negatively impacted by higher spending on ramping-up growth initiatives and higher manufacturing costs, including increased costs caused by efficiency problems at a number of our U.S. plants. We have addressed the efficiency issues and expect to see improved efficiency levels in the second half of fiscal year 2005. In addition, we expect pulp prices to decrease beginning in the third quarter of fiscal year 2005. Further ramping-up costs are expected to be incurred in the second half of fiscal year 2005 for a number of growth initiatives.

      Despite expectations of higher interest rates, the fundamental drivers of housing demand continue to look positive. The U.S. domestic economy is strengthening and demographic factors such as immigration, internal migration and household formation all suggest healthy levels of housing demand over the medium to longer-term.

      In the Australia and New Zealand (“ANZ”) business, new housing and the renovations segments in Australia are expected to further soften with the expectation of higher interest rates over the medium term. In New Zealand, the new housing segment is believed to have peaked and activity may soften as interest rates increase. Demand and profitability for the ANZ business may be also adversely affected by product boycotts and negative sentiment in Australia associated with the Special Commission of Inquiry and related matters.

      In the Philippines, stronger domestic and export demand is expected from increased construction activity, reflecting more favorable economic conditions in the region. Increased demand and more cost savings should further improve operating performance.

      In our emerging Chile Fiber Cement, Europe Fiber Cement and U.S. Hardie® Pipe businesses, sales and market share are expected to increase as awareness of their products among builders, contractors and distributors continues to grow.

      Overall, the strong top-line growth momentum evident in the first half of fiscal year 2005 is continuing into the third quarter of fiscal year 2005. Operating performance for the full fiscal year 2005 is expected to benefit from improved manufacturing performance and reduced costs in the second half of fiscal year 2005.

      Costs associated with the SCI and other associated developments are continuing to be incurred and may continue to be material.

Item 6.	Directors, Senior Management and Employees

Board Practices and Senior Management

Board Structure

      We have a multi-tiered board structure that is consistent with Dutch corporate law. This structure consists of our Supervisory Board, our Managing Board and our Joint Board.

      Our Supervisory Board currently includes only non-executive directors, including the Chairman, Ms. Meredith Hellicar, and is responsible for advising and supervising our Managing Board based on the best interests of the Company, including the interests of our shareholders.

      Our Managing Board currently consists of two executive officers and is responsible for overseeing general affairs, operations and finance, including our treasury. Our interim CEO, Mr. Louis Gries, is the temporary

Chairman of our Managing Board. Mr. W. (Pim), Vlot, Company Secretary, is also a temporary member of our Managing Board.

      Our Joint Board comprises all of the members of our Supervisory Board and the Chairman of our Managing Board. In its role and composition, our Joint Board (“Board”) is the equivalent of a full board of directors of a U.S. or an Australian public company.

      The Chairman of our Joint Board must be an independent, non-executive director. Our Joint Board must always include at least a two-thirds majority of independent directors.

Board Mission and Responsibilities

      A key responsibility of our Board is determining strategy and monitoring Company performance. To this end, the Company adopts a 3-year business plan and a 12-month operating plan. Financial results and performance are closely monitored against the operating plan. Our Board also ensures that the Company has in place effective external disclosure policies and procedures so that shareholders and the financial markets are fully informed on all matters that might influence our share price. The core responsibility of directors is to exercise their business judgment in the best interest of the Company and its shareholders. Directors must fulfill their fiduciary duties to shareholders in compliance with all applicable laws and regulations. As appropriate, directors will also take into consideration the interests of other stakeholders in the Company, including employees, customers, creditors and others with a legitimate interest in our affairs. In discharging their duties, directors are provided direct access to, and may rely on, our senior executives and outside advisors and auditors. Board committees and individual directors may seek independent professional advice at our expense for the purposes of the proper performance of their duties.

Qualifications

      Directors should possess qualifications, experience and expertise which will assist the Board in fulfilling its responsibilities, as well as assist the Company in achieving future growth. Directors must also be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and committee meetings.

      Members of our Supervisory Board, who are elected by our shareholders, and members of our Managing Board (other than our Chief Executive Officer) are elected for a three-year term. In each case, such terms expire at the end of the third annual meeting of shareholders following election.

Tenure

      The Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of the Company and its shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to the long-term growth and prosperity of the Company. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and the needs of the Company.

Standard of Performance

      There are performance and evaluation processes for directors that are conducted by the Nominating and Governance Committee and these are important factors in determining nominations for re-election as well as for selecting nominees for new directors.

      During fiscal year 2004, the Board and individual directors underwent an independent, external review and assessment. This process was conducted in accordance with the charter of the Nominating and Governance Committee and was designed to answer questions such as whether the Board is focusing on the right issues and using its time efficiently.

      Each of the non-executive directors was interviewed, as were members of management and the Board consultant. The review covered relative strengths and relative weaknesses of the Board compared to other boards and it reviewed former decisions and the lessons that emerged from those decisions. It also covered meeting planning and process, Board composition and structure, director performance, relations with management, director nominations and succession issues. The report, which included advice about improving performance, was given to the Chairman of the Nominating and Governance Committee and discussed with directors.

Independence

      All directors are expected to bring their independent views and judgment to the Board and must declare any potential or actual conflicts of interest. The Board has a policy that at least a two-thirds majority of its members must be independent and that the office of Chairman of the Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.

      In determining the independence of directors and whether a director has a material relationship with the Company or another party that might impair his or her independence, the Board considers all relevant facts and circumstances, including the following:

•	Company stock owned either directly or indirectly by the director;

•	compensation received by the director or a family member (other than amounts received for service to the Board);

•	employment by the Company (or any of its affiliates) of the director or a family member and whether such employment is current or in the past;

•	past or present business relationships between (i) the director or a family member or any business entity associated with them and (ii) any of the Company, the Company’s auditors, advisors, vendors, customers or other business entities or individuals providing services to the Company;

•	any interlocking Board or other company committee relationships; and

•	any other direct or indirect relationship between the director and the Company that may be material.

      The Board may determine that a director is independent, even if there is a material relationship. This may occur if that relationship is not considered by the Board to influence, or be perceived to influence, the director’s decisions in relation to the Company. The Board has not set materiality thresholds and will consider all relationships on a case-by-case basis, having regard to the accounting standards’ approach to materiality.

      The Board has considered the issue of the independence of the Company’s directors and determined that each of the members of the Joint Board other than Mr. Gries and Mr. Cameron are independent. Mr. Gries is our Interim CEO and as such is not independent. Until March 31, 2002, Mr. Cameron was a partner of the Australian law firm Allens Arthur Robinson. Allens Arthur Robinson has advised the Company in relation to the New South Wales Special Commission of Inquiry investigation into the Foundation. In view of the significance of the inquiry, the Board currently considers the firm to be a material professional advisor to the Company. As such, Mr. Cameron is not considered independent.

      All of the independent directors have:

•	undertaken to advise the Board of any change in their circumstances that could affect their independence; and

•	completed a comprehensive questionnaire that confirms their independence.

      The Nominating and Governance Committee reviews the applicable definitions and director independence on a regular basis.

Meetings

      The Joint and Supervisory Boards generally meet between five and eight times each year and the committees of the Board meet as required to fulfill their responsibilities. At each Board meeting, the Supervisory Board conducts sessions without any members of the Company’s management present. The Board has an annual program of visiting Company facilities and spending time with line management, customers and suppliers to assist directors to better understand our business and the markets in which we operate.

      The Audit Committee meets a minimum of once each quarter to conduct business pursuant to its charter, to review quarterly financial results and releases and to discharge its other responsibilities.

      The Managing Board meets between five and eight times each year.

Director Orientation

      The Company has an orientation procedure for new directors. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Board on matters as requested or appropriate for the fulfillment of the directors’ duties. Typically, a new director will undergo an extensive orientation including:

•	visits to Company facilities and meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	their rights, duties and responsibilities; and

•	the role of Board Committees.

      Similar induction and orientation programs are in place for executives and employees and are tailored according to seniority and position.

      The Company encourages its directors to participate in continuing education programs to assist them in performing their responsibilities.

Management Succession

      The Board, together with the Nominating and Governance Committee, has developed and periodically revises management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.

Current and Former Directors and Executive Officers

Recent Developments

      On August 11, 2004, Mr. Alan McGregor resigned as Chairman of the Supervisory Board due to his continuing ill health. Ms. Meredith Hellicar was appointed Chairman of the Supervisory Board on the same day.

      On September 28, 2004, the Company announced that Mr. Peter Macdonald and Mr. Peter Shafron were standing aside as Chief Executive Officer and Chief Financial Officer, respectively.

      On October 21, 2004, Mr. Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. On the same day, Mr. Louis Gries was appointed as a temporary member of the Managing Board in accordance with article 15.4 of the Company’s Articles of Association and was named Interim Chief Executive Officer. On October 20, 2004, Mr. Shafron resigned from his position as Chief Financial Officer. On October 21, 2004, Mr. Russell Chenu was named Executive Vice President, Australia and Interim Chief Financial Officer.

      On October 21, 2004, Mr. Folkert Zwinkels resigned from the Managing Board. Mr. W. (Pim) Vlot, the Company’s Secretary, was appointed as a temporary member of the Managing Board in accordance with article 15.4 of the Company’s Articles of Association on the same day.

      The current members of our Supervisory Board, Managing Board and Joint Board and our executive officers, along with certain of our former directors and executive officers are as follows:

Name	Age	Position	Term Expires

Supervisory Board
Meredith Hellicar	50	Chairman of the Joint Board and Chairman of the Supervisory Board	2006
John Barr	57	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2007
Michael Brown	58	Member of the Joint Board and the Supervisory Board	2005
Peter Cameron	53	Member of the Joint Board and the Supervisory Board	2006
Gregory Clark	61	Member of the Joint Board and the Supervisory Board	2005
Michael Gillfillan	56	Member of the Joint Board and the Supervisory Board	2006
James Loudon	61	Member of the Joint Board and the Supervisory Board	2005
Donald McGauchie	54	Member of the Joint Board and the Supervisory Board	2006
Managing Board
Louis Gries	51	Interim Chief Executive Officer, Member of the Joint Board and Temporary Chairman of the Managing Board
W. (Pim) Vlot	40	Temporary member of the Managing Board

Other Executive Officers
Russell Chenu	55	Executive Vice President — Australia and Interim Chief Financial Officer
Donald Merkley	41	Executive Vice President — Research and Development
David Merkley	41	Executive Vice President — Engineering and Process Development
James Chilcoff	40	Vice President — International(1)
Mark Fisher	34	Vice President — Interiors/Pipes/Trim(2)
Nigel Rigby	37	Vice President — Emerging Markets(2)
Robert Russell	38	Vice President — Established Markets(2)

Former Directors and Executive Officers
Alan McGregor	68	Former Chairman of the Joint Board and Former Chairman of the Supervisory Board(3)
Peter Macdonald	52	Former Chief Executive Officer, Former Member of the Joint Board and Former Chairman of the Managing Board(4)
Peter Shafron	43	Former Senior Vice President Legal and Chief Financial Officer(5)
Phillip Morley	56	Former Chief Financial Officer(5)
Folkert Zwinkels	35	Current Treasurer and Former Member of the Managing Board(6)

(1)	Mr. Chilcoff became a Vice President in August 2004.

(2)	Mr. Fisher, Mr. Rigby and Mr. Russell became Vice Presidents in November 2004.

(3)	On August 11, 2004, Mr. McGregor resigned as Chairman and on August 25, 2004 resigned his Board and committee memberships due to continuing ill health.

(4)	Mr. Macdonald resigned on October 21, 2004.

(5)	At the end of May 2004, Mr. Shafron replaced Mr. Morley as Chief Financial Officer. Mr. Shafron resigned on October 20, 2004.

(6)	On October 21, 2004, Mr. Zwinkels resigned from the Managing Board. Mr. Vlot, Company Secretary, was appointed as temporary member of the Managing Board on the same day.

Directors

      Meredith Hellicar is the Chairman of our Joint Board and the Chairman of our Supervisory Board. Ms. Hellicar is also the Chairman of the Special Committee overseeing the Company’s participation in the SCI into the Medical Research and Compensation Foundation, and a member of our Remuneration Committee, Nominating and Governance Committee and Audit Committee. Ms. Hellicar joined James Hardie Industries Limited (now named ABN 60) as an independent, non-executive director in May 1992 and was appointed to our Supervisory Board and Joint Board in October 2001. She was last reappointed by our shareholders at our August 2003 Annual General Meeting. Ms. Hellicar was appointed Chairman of our Joint and Supervisory Board after Mr. McGregor’s resignation. She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services. She is a director of AMP Limited, Southern Cross Airports Group, Amalgamated Holdings Limited, NSW Treasury Corporation and HIH Claims Support; Chairman of The Sydney Institute and HLA Envirosciences Pty Limited; and a board or committee member of several charitable organizations. Ms. Hellicar is also a member of the Australian Takeovers Panel and the Board of the Garvan Institute Foundation. Her previous experience includes directorships with AurionGold and the NSW Environment Protection Authority and she has served on the Foreign Affairs Council and Australian Business and the Arts Foundation. Ms. Hellicar was Chief Executive Officer of the law firm Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia Pte Ltd and of InTech Pty Ltd. Ms. Hellicar received a Bachelor of Arts and Master of Laws, specializing in international business law, from University of Sydney.

      John Barr joined James Hardie as an independent, non-executive director as a member of our Joint Board and Supervisory Board in September 2003. He was reappointed by our shareholders at our September 2004 Annual General Meeting. Mr. Barr is also a member of our Remuneration Committee (Chairman). He has more than 30 years of management experience in the North American industrial sector, including 25 years at The Valvoline Company, a leading marketer, distributor and producer of quality branded automotive and industrial products and services, eight years as President and Chief Executive Officer. Between 1995 and 1999 Mr. Barr served as President and Chief Operating Officer and a member of the Board of Directors of the Quaker State Corporation, a leading automotive aftermarket products and consumer car care company, now part of Royal Dutch Shell. Since 1999, Mr. Barr has been President and Chief Executive Officer of Automotive Performance Industries, a private U.S. company that provides a variety of logistics services to major automotive manufacturers. Since December 2002, Mr. Barr has served as director of United Auto Group, the second largest publicly held automotive retailer in the United States, and in August 2003 he was appointed to the Board of Directors of Clean Harbors Inc., the leading provider of hazardous waste and environmental management services throughout North America. In December 2003, he was appointed as Director to UST Inc. Mr. Barr is also currently Vice Chairman of Papa Murphy’s International, Inc.

      Michael Brown is a member of our Joint Board and Supervisory Board and Audit Committee (Chairman). Mr. Brown joined James Hardie Industries Limited as an independent, non-executive director in September 1992 and was appointed to our Supervisory Board and Joint Board in October 2001. He was last reappointed by our shareholders at our August 2002 Annual General Meeting. Mr. Brown has broad executive experience in finance, accounting and general management in Australia, Asia and the United States. He is Chairman of Repco Corporation Ltd and of Energy Developments Ltd and a non-executive director of Wattyl Ltd and Innamincka Petroleum Ltd. He was Group Finance Director of Brambles Industries Limited from

1995 to 2000; prior to that he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.

      Peter Cameron joined James Hardie Industries N.V. as a non-executive director as a member of our Joint Board and Supervisory Board after appointment by shareholders at the August 2003 Annual General Meeting. He is also a member of our Nominating and Governance Committee. Mr. Cameron has been involved in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions, and has a wealth of commercial and corporate advisory experience. He is Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston. Mr. Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson. In addition, he is a member of the Australian Takeovers Panel and Chairman of the Advisory Board of the University of Sydney Law School. Mr. Cameron has a Bachelor of Arts and Bachelor of Laws from the University of Sydney.

      Gregory Clark was elected as an independent, non-executive director of James Hardie Industries N.V. at our July 2002 Annual General Meeting. Dr. Clark first joined the Company as a consultant to the Board in December 2001. He is also a member of our Nominating and Governance Committee. He has a distinguished background in science and business, specializing in the development and commercialization of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist. Dr. Clark is currently Principal of Clark Capital Partners, a technology advisor to a number of financial institutions and a Director of ANZ Bank. He served as President and Chief Operating Officer of U.S.-based Loral Space and Communications LLC from 1998 to 2000. Prior to that he was President of News Corporation’s News Technology Group and a member of News Corporation’s Executive Committee. Dr. Clark received a PhD in Physics from the Australian National University.

      Michael Gillfillan is a member of our Joint Board and Supervisory Board, Audit Committee and Special Committee. Mr. Gillfillan joined James Hardie Industries Limited as an independent, non-executive director in August 1999 and was appointed to our Supervisory Board and Joint Board in September 2001. He was last reappointed by our shareholders at our August 2003 Annual General Meeting. He provides James Hardie with considerable knowledge of U.S. capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank. He is a director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA and is a partner at Meriturn Partners, LLC. Mr. Gillfillan received a B.A. in History from the University of California, Berkeley and an MBA from the University of California, Los Angeles.

      James Loudon was elected as an independent director of James Hardie Industries N.V. at our July 2002 Annual General Meeting. Mr. Loudon is also a member of our Audit Committee and Remuneration Committee. Mr. Loudon first joined the Company as a consultant to the Board in March 2002. He has held management positions in finance and investment banking and senior roles in the transport and construction industries. He is currently Deputy Chairman of Caledonia Investments Plc, a non-executive director of Lafarge Malayan Cement Berhad and of Lafarge UK Pension Trustees and Governor of the University of Greenwich and of several charitable organizations. He served as Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 until 2001 and prior to that he was the first Vice-President of Finance for Blue Circle’s companies in the United States. Mr. Loudon received an MBA from the Stanford Graduate School of Business.

      Donald McGauchie joined James Hardie Industries N.V. as an independent, non-executive director as a member of our Joint Board and Supervisory Board after appointment by shareholders at the August 2003 Annual General Meeting. He is also a member of our Nominating and Governance Committee (Chairman) and Special Committee. Mr. McGauchie has extensive commercial and public policy experience, having previously held several high-level advisory positions to the Australian Government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr. McGauchie is Chairman of Telstra Corporation Limited, and is a director of The Reserve Bank of Australia, Nufarm Limited and National Foods Limited. Mr. McGauchie was Chairman of Woolstock

Australia Ltd from 1999 to 2002 and President of the National Farmers Federation from 1994 to 1998. In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.

      Louis Gries is our Interim Chief Executive Officer, Executive Vice President — Operations, Member of the Joint Board and temporary Chairman of the Managing Board. His election as a permanent member of the Managing Board will be required at the next General Meeting of shareholders. Mr. Gries joined James Hardie as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993 and Executive Vice President — Operations in January 2003. In October 2004, Mr. Gries was appointed Interim CEO. He previously held management positions with United States Gypsum Company (“USG”). He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.

      W. (Pim) Vlot is our Company Secretary and was elected as a temporary member of our Managing Board in October 2004. His election as a permanent member of the Managing Board will be required at the next General Meeting of shareholders. Mr. Vlot joined James Hardie in January 2004 as Legal Counsel Europe & Global Manager Intellectual Property. In February 2004, Mr. Vlot was also appointed Company Secretary. Before joining the Company, from January 2003 to December 2003, he worked at the Amsterdam office of the Amicorp Group, a privately owned international provider of multinational company management, trust & fiduciary and financial services. From October 2001 to December 2002, he worked at Ernst & Young in The Netherlands as Senior Manager, tax and legal. From 2000 to 2001 Mr. Vlot worked at EQT Scandinavia B.V., the Dutch branch of a Swedish Private Equity firm in Amsterdam, as its in-house counsel tax & legal. Mr. Vlot is also currently a part-time teacher in corporate tax law at the Inholland University for Economic and Legal studies in Rotterdam and has taught at the Dutch Federal Tax Consultants Association in Amsterdam. Mr. Vlot holds a Masters degree in Dutch and International Tax Law from the University of Amsterdam.

Executive Officers

      Russell Chenu is our Interim Chief Financial Officer and Executive Vice President, Australia. Mr. Chenu joined James Hardie in October 2004. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Prior to that, from November 1999 to February 2001, he served as Chief Financial Officer of Delta Gold Limited, then a publicly traded gold mining company. Mr. Chenu previously worked for James Hardie for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie University in Australia.

      Donald Merkley is our Executive Vice President — Research and Development. Mr. Merkley joined James Hardie in 1993 as Manager of the Plant City fiber cement plant in Florida and was appointed U.S. Product Development Manager in 1997. In 2002, he was made Executive Vice President — Research and Development and in January 2003, his role was expanded to give him responsibility for our emerging Roofing business in the United States. Mr. Merkley is also involved in reviewing business development opportunities. Before joining James Hardie, Mr. Merkley held positions with USG in various engineering-related roles. He has a Bachelor of Science in Engineering from Arizona State University.

      David Merkley is our Executive Vice President — Engineering and Process Development. Mr. Merkley joined James Hardie in 1994 as Plant Manager of the Fontana fiber cement operation in California. Other roles Mr. Merkley has held include: Manager, Research and Development 1994 to 1996; Plant Manager, Plant City 1996 to 1998, Process Development Manager 1998 to 2000, Operations Manager for James Hardie Building Products USA. In 2002, Mr. Merkley was made Executive Vice President — Manufacturing and Engineering, with global responsibility. In August 2004, Mr. Merkley became Executive Vice President — Engineering and Process Development. Prior to joining James Hardie, Mr. Merkley held various engineering positions in the civil construction industry. Mr. Merkley has a Bachelor of Science in Construction from Arizona State University.

      James Chilcoff is our Vice President — International. Mr. Chilcoff joined James Hardie in 1997 as a Senior Product Manager for Siding. Other roles Mr. Chilcoff has held include: Siding Product Development

Manager — Marketing from 1998 to 1999; Siding Product Manager from 1999 to 2000; Exterior Marketing Manager from 2000 to 2001; Southern Division Sales/Marketing Manager from 2001 to 2002; Vice President Sales/ Marketing from 2002 to 2003; and General Manager of our Australian and New Zealand business. In August 2004, Mr. Chilcoff became Vice President — International. Before joining James Hardie, Mr. Chilcoff held various positions with CertainTeed Corporation, S. C. Johnson Wax, Formica Corporation and Armstrong World Industries. Mr. Chilcoff has a Bachelor of Business Administration from Eastern Michigan University and an MBA from Xavier University in Ohio.

      Mark Fisher is our Vice President — Interiors/Pipes/Trim. Mr. Fisher joined James Hardie in 1993 as a Production Engineer. Other roles Mr. Fisher has held include: Finishing Manager, Production Manager and Product Manager at various locations from 1993 to 1999; Sales and Marketing Manager from 2000 to 2002; and General Manager of our European business. In November 2004, Mr. Fisher became Vice President — Interiors/Pipes/Trim. Before joining James Hardie, Mr. Fisher held various engineering positions at Chevron. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

      Robert Russell is our Vice President — Established Markets. Mr. Russell joined James Hardie in 1996 as a Production Engineer. Other roles Mr. Russell held include: Production Manager from 1997 to 1998; Plant Manager from 1998 to 1999; Interior Products & Retail Sales Manager from 1999 to 2000; Vice President Marketing and Sales (James Hardie Gypsum) from 2000 to 2001; Business Development Manager from 2001 to 2002 and Vice President Exterior Sales and Marketing — Established Markets from 2002 to 2004. In November 2004, Mr. Russell became Vice President — Established Markets. Prior to joining James Hardie, Mr. Russell held various engineering positions with United States Gypsum Company. Mr. Russell has a Bachelor of Science Degree in Industrial Engineering from The University of Arizona and is currently completing his MBA at The University of California Los Angeles.

      Nigel Rigby is our Vice President — Emerging Markets. Mr. Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business. Other roles Mr. Rigby held include: Sales and Marketing and Product Development from 1999 to 2002; Strategic Marketing Manager for our Australian business from 2002 to 2003; Business Development Manager for our U.S. business in 2003; and Vice President Exterior Sales — Emerging Markets. In November 2004, Mr. Rigby became Vice President — Emerging Markets. Before joining James Hardie, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

      Donald Merkley and David Merkley are brothers. None of the other persons above have any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Former Directors and Executive Officers

Former Directors

      Alan McGregor, AO was Chairman of our Joint Board and Supervisory Board until August 11, 2004 and resigned as a director on August 25, 2004 due to continuing ill health. Mr. McGregor was also a member of our Audit Committee, Nominating and Governance Committee (Chairman) and Remuneration Committee (Chairman). Mr. McGregor joined James Hardie in 1989 as an independent, non-executive director and became Chairman in 1995, and was appointed to our Joint and Supervisory Board in September 2001. Mr. McGregor has a distinguished career in the law and as a director and chairman of a number of large Australian public companies. He is a former Chairman of Burns Philp & Co. Ltd, the Australian Wool Testing Authority Ltd and FH Faulding & Co. Ltd. Mr. McGregor has been a board or committee member of a number of charitable and community organizations and private companies. Mr. McGregor received an M.A. in Economics and Law from the University of Cambridge in the United Kingdom and a Bachelor of Laws from the University of Adelaide in Australia.

      Peter Macdonald was our Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board. Mr. Macdonald resigned on October 21, 2004 but is expected to remain in a consulting capacity for an interim period. Mr. Macdonald joined James Hardie in 1993 as General Manager of James Hardie’s Australian fiber cement business and was appointed President of our U.S. operations in 1994. He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999. Prior to joining James Hardie, Mr. Macdonald held senior roles at CSR Ltd and Metal Manufactures Ltd. Mr. Macdonald received a Bachelor of Commerce and Administration from Victoria University, New Zealand and an MBA from Pepperdine University.

      Folkert Zwinkels is our Treasurer and was elected to James Hardie’s Managing Board in August 2003 and was appointed in September 2003. Mr. Zwinkels resigned on October 21, 2004 from the Managing Board. Mr. Zwinkels joined James Hardie in October 2001 as Treasury Manager and was appointed Treasurer of James Hardie in January 2003. Before joining James Hardie, he was Treasury Manager for Reichhold Chemicals and prior to that he held a number of financial positions at ING Barings and ABN AMRO. In addition, he is a member of the Dutch Association of Corporate Treasurers. Mr. Zwinkels has a Bachelor of Business Administration from Erasmus University in Rotterdam and an MBA from University of Bradford.

Former Executive Officers

      Peter Shafron was our Senior Vice President Legal and Chief Financial Officer until he resigned on October 20, 2004. Mr. Shafron joined James Hardie in August 1993 and served as Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. He was appointed Senior Vice President — Finance and Legal in November 2002 and in February 2004 was named as the Company’s Chief Financial Officer, taking over after Mr. Morley’s retirement from the position at the end of May 2004. Before joining James Hardie, Mr. Shafron was an associate with the Australian law firm, Allen Allen & Hemsley. He has a Bachelor of Arts from the Australian National University, a Bachelor and Master of Laws from the University of Sydney and an MBA from Pepperdine University. Mr. Shafron is admitted to practice law in Australia and California.

      Phillip Morley was our Chief Financial Officer until he retired from the position at the end of May 2004. Mr. Morley joined James Hardie as Chief Accountant in October 1984 and served as Financial Controller from 1988 to 1995 and Executive General Manager Building Services from 1995 to 1997. He was appointed Chief Financial Officer in 1997. Before joining James Hardie, Mr. Morley held senior positions in finance and management at Swift & Co Ltd and Pfizer Corporation. He is a Chartered Accountant and has a Bachelor of Economics and an MBA from the University of Sydney.

Compensation

Remuneration

      The aggregate amount of compensation that we paid to, or accrued with respect to, members of our Supervisory Board, our Managing Board and our Joint Board and to our executive officers (18 persons in aggregate) for services in all their capacities to us in fiscal year 2004 was approximately $11.3 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits and stock options.

      The tables below set forth the compensation for those non-executive and executive directors who served on the JHI NV Board during the fiscal year ended March 31, 2004 and for our five most highly compensated officers of JHI NV during the fiscal year ended March 31, 2004:

Non-Executive Directors

	Directors’	JHI NV
	Cash Fees	Stock(1)	Total
Name	US$	US$	US$

A.G. McGregor	$160,000	$10,000	$170,000
M. Hellicar	43,333	20,000	63,333
M.R. Brown	53,333	10,000	63,333
M.J. Gillfillan	53,333	10,000	63,333
J.R.H. Loudon	47,333	16,000	63,333
G.J. Clark	—	63,333	63,333
P. Cameron	—	63,333	63,333
D.G. McGauchie	31,667	15,000	46,667
J.D. Barr	33,519	—	33,519

Total compensation for non-executive directors	$422,518	$207,666	$630,184

Executive Directors

				Superannuation	Shadow
			Total Cash	and Other	Share and
	Base Pay	Bonuses	Pay	Benefits	Options(3)
Name	US$	US$	US$	US$	US$

P.D. Macdonald	$822,500	$1,745,390	$2,567,890	$27,693	$593,558
F.H. Zwinkels	121,756	27,921	149,677	24,241	3,345

Total compensation for executive directors	$944,256	$1,773,311	$2,717,567	$51,934	$596,903

Executive Officers

						Relocation
				Superannuation	Shadow	Allowances
			Total Cash	and Other	Share &	and Other
	Base Pay	Bonuses	Pay	Benefits(2)	Options(3)	Non-recurring
Name	US$	US$	US$	US$	US$	US$

L. Gries	$439,427	$753,720	$1,193,147	$126,725	$228,535	$—
P.G. Morley	327,630	445,742	773,372	90,802	580,926	—
Donald Merkley	315,577	437,401	752,978	80,503	173,176	—
P.J. Shafron	307,500	375,951	683,451	46,625	360,222	16,356
David Merkley	285,577	394,064	679,641	80,481	135,437	—

(1)	The annual allocation to non-executive directors of JHI NV stock to the value of $10,000 was approved by shareholders at the Annual General Meeting held on July 19, 2002. The non-executive directors can elect to take additional stock in lieu of fees.

(2)	Gross up of tax on the increase/ decrease in investment value of superannuation is included for Mr. Morley.

(3)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair valued used for grants in fiscal year 2004 was as follows: 1.0% dividend yield; 26% expected volatility; 2.7% risk free interest rate; 3.3 years of expected life; A$1.42 weighted average fair value used at grant date. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also affect the result. Actual benefit received depends on the JHI NV share price and foreign exchange rates at the time of exercise.

      We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the Hardiplan Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (the “401(k) Plan”) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $13,000 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum compensation limit of $205,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s salary or base compensation. The Hardiplan Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.

      On December 5, 2003, December 3, 2002 and December 17, 2001, JHI NV granted options to purchase 6,179,583 shares, 4,037,000 shares and 4,248,417 shares of our common stock, respectively, at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. The JHIL Key Management Equity Incentive Plan (“KMEIP”) was terminated as of October 19, 2001 and was replaced with the JHI NV KMEIP Option Plan. See the section below entitled “Option Ownership.”

      On October 19, 2001, the effective date of the 2001 Reorganization, we confirmed JHI NV’s Economic Profit Incentive Plan. The Economic Profit Incentive Plan provides incentive compensation, in the form of year-end bonus payments, to certain of our officers and key employees based on the participant’s achievement of mutually agreed upon individual performance objectives and the Company’s achievement of certain target economic profit levels.

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

Service Contracts and Severance Agreements

Service Contracts with Current Directors

      Mr. Gries and Mr. Vlot, each a member of or treated as a member of our Managing Board, have employment agreements with us pursuant to which they are compensated for their services as executive officers. The terms of the agreement are described below. None of our Supervisory Board members has a service contract with us.

Louis Gries

      Mr. Gries serves as our Interim Chief Executive Officer, temporary Chairman of the Managing Board and Member of the Joint Board. Mr. Gries was appointed Interim Chief Executive Officer and Temporary Managing Director on October 21, 2004. His appointment expires on October 21, 2005 unless he is appointed Chief Executive Officer and Managing Director before then or his appointment is terminated earlier at the sole and absolute discretion of the Board of Directors. If Mr. Gries is appointed Chief Executive Officer and Managing Director, a new contract will be negotiated and put in place at that time. If his appointment is terminated before October 21, 2005, Mr. Gries will receive the remainder of the salary and bonus due until October 21, 2005. In addition, if Mr. Gries is not appointed to the Chief Executive Officer and Managing Director role and he and the Company do not agree upon a new contract for his return to employment with the Company in a senior officer role, then he will receive an amount equal to one and one half (1.5) years severance pay which includes a salary equal to his annual salary at the time of departure plus an annual bonus equal to the average annual bonus he was paid over the immediately preceding three years. Additionally, he will agree to consult to the company for two (2) years and abide by certain restrictions in exchange for his annual salary and annual target bonus during this time as well as certain additional benefits.

Pim Vlot

      Mr. Vlot serves as Company Secretary and a temporary Member of the Managing Board. We entered into an Executive Service Agreement with Mr. Vlot on January 1, 2004 and amended it on June 15, 2004. This agreement provides that unless an indefinite contract is negotiated in November 2004, this contract will terminate on December 30, 2004.

Service Contracts with Former Directors

      During the fiscal year ended March 31, 2004, Mr. Macdonald and Mr. Zwinkels were members of our Managing Board. Each has employment agreements with us pursuant to which they were compensated. The terms of the agreement are described below.

Peter Macdonald

      Until October 21, 2004, Mr. Macdonald served as our Chief Executive Officer, Chairman of the Managing Board and Member of the Joint Board. In accordance with his Executive Service Agreement, he served as one of the Members of our Managing Board and as our Chief Executive Officer and as Chief Executive Officer of several of our subsidiaries. Mr. Macdonald’s current agreement took effect on November 1, 2002 and was to expire on October 31, 2005.

Folkert Zwinkels

      Mr. Zwinkels currently serves as our Treasurer. During fiscal year 2004 and until October 21, 2004, he was a Member of the Managing Board of Directors. On October 1, 2001, James Hardie Industries Finance B.V. entered into an Employment Agreement Treasury Manager with Mr. Zwinkels, and the agreement was amended on August 6, 2004. The agreement, as amended, provides that if the Company wishes to terminate the agreement for reasons not exclusively to an act or omission or a series of acts of omissions or other performance related issues committed by Mr. Zwinkels or if the termination is not based on urgent grounds as defined in Netherlands Civil Code, it will pay him a severance fee equal to 12 months of his pretax salary.

Severance Agreements

      In connection with the resignation of Mr. Macdonald and Mr. Shafron, we entered into severance agreements with each individual.

      The severance agreement with Mr. Macdonald was consistent with the terms of his employment agreement. We made a lump sum payment to Mr. Macdonald equal to two times his current annual salary at the time of his departure plus twice the annual bonus paid in the year immediately preceding the year of termination, plus fiscal year ending 2004’s notional balance under our Economic Profit Incentive Plan.

      The severance agreement with Mr. Shafron was consistent with his employment agreement. We made a lump sum payment to Mr. Shafron equal to the sum of his current annual salary at the time of his departure plus his annual target bonus plus fiscal year ending 2004’s notional balance under our Economic Profit Incentive Plan. In addition, Mr. Shafron will receive an annual bonus which relates to the Company’s economic profit results following the finalization of the fiscal year 2005 accounts, pro-rated to the date of resignation. Mr. Shafron will not be entitled to receive any discretionary component of this bonus.

Audit Committee, Nominating and Governance Committee, Remuneration Committee and Special Committee

      The charters for our Audit, Nominating and Governance, and Remuneration committees are available on our Investor Relations website at www.jameshardie.com.

Audit Committee

      Our Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities relating to the Company’s financial statements, financial reporting processes and compliance with legal and regulatory requirements, internal accounting and financial control systems, internal audit, external audit and such other matters as the Board may request from time to time.

      Our Audit Committee comprises at least three members of the Board who are appointed by the Board. Each member is a non-executive director, independent of the Company and management. All members are financially literate and have sufficient business and financial expertise to act effectively as members of the committee, as determined by the Board. In addition, the Audit Committee has at least one member who qualifies as an Audit Committee financial expert. The Chair is nominated by the Board and may not also be the Chairman of the Board.

      Currently, our Audit Committee comprises Mr. Brown (Chairman), Ms. Hellicar, Mr. Gillfillan and Mr. Loudon and its responsibilities include:

•	overseeing the adequacy and effectiveness of our accounting and financial policies and controls, including having periodic discussions with management, external auditors and internal auditors and assuring compliance with relevant regulatory and statutory requirements;

•	overseeing our financial reporting process and reporting on the results of our activities to the Joint Board. Specifically, our Audit Committee reviews with management and the external auditors our annual and quarterly financial statements and reports to our shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements. In addition, our Audit Committee reviews material accounting principles and policies, any off-balance sheet transactions and material litigation on an as needed or quarterly basis. The Chair of our Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews;

•	discussing with our external auditors the overall scope and plans for its audit activities, including staffing, contractual arrangements and fees. Our Audit Committee reviews all audit reports provided by the external auditor, including an annual report from the external auditor on its internal quality-control procedures and on its independence to the Company. In addition, the Audit Committee specifically approves or establishes approval policies or procedures for any proposed audit and non-audit activity by the provider of the external audit, and oversees the independence of the external auditor;

•	discussing with our internal auditors the overall scope and plans for their audit activities and reviewing all internal audit reports;

•	reviewing the performance of our external auditor with direct responsibility for the appointment, compensation and oversight of the external auditor;

•	reviewing the adequacy and effectiveness of, and any significant changes to, the Company’s internal controls;

•	reviewing and reporting on the adequacy and effectiveness of the Company’s disclosure controls and procedures;

•	establishing procedures for handling complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters; and

•	reviewing and discussing, in conjunction with the Board, the Company’s policies with respect to risk assessment and risk management.

      Our Audit Committee’s processes include:

•	maintaining free and open communications with the external auditor, internal auditor and management. The committee periodically meets with the external auditors without representatives of management present to discuss the adequacy of the Company’s disclosures and policies, and to satisfy itself regarding the external auditor’s independence from the Company;

•	investigating any matter brought to its attention, and for this purpose, has full access to the Company’s records, personnel and any required external support. Our Audit Committee has the authority to retain (at the Company’s expense) outside counsel, accountants, experts and other advisors it determines are appropriate to assist it to perform its functions;

•	reviewing and taking any necessary action to uphold the overall quality of the Company’s financial reporting and practices;

•	reviewing and reassessing its charter at least annually, and recommending any changes it considers appropriate to the Board;

•	conducting an annual performance review of its function and report its findings to the Board;

•	regularly reviewing with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the performance of the internal audit function; and

•	undertaking other special duties during the course of the year as requested by the Board.

      The external auditor attends shareholder meetings — either personally or by telephone — and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report and the Company’s accounts.

Nominating and Governance Committee

      The Nominating and Governance Committee’s responsibilities include:

•	continuously evaluating and refining our corporate governance processes and principles;

•	evaluating individual director performance and independence;

•	evaluating, at least annually, the performance of each Board and the Board committees;

•	recommending candidates for re-election;

•	making recommendations on the structure, composition and function of the board and its committees, including consideration of the periodic rotation of directors among committees;

•	identifying, evaluating and recruiting candidates for election or appointment to our boards, including candidates recommended by our shareholders;

•	reviewing and assessing the channels through which the Board receives information and the quality and timeliness of this information;

•	considering changes in directors’ compensation; and

•	overseeing succession planning for senior management positions, including the Chief Executive Officer.

      Members of the Nominating and Governance Committee are: Mr. McGauchie (Chairman), Ms. Hellicar, Mr. Cameron and Mr. Clark.

Remuneration Committee

      Our Joint Board established a Remuneration Committee to institute appropriate controls in the remuneration of senior executives and non-executive directors and to advise it on remuneration policies and practices.

      The Company uses a mix of fixed pay, performance-based remuneration and equity-based remuneration. In recent years, the use of variable or at-risk remuneration has been expanded so that a growing proportion of executive remuneration is at-risk and dependent on individual and Company performance. Performance-based remuneration is determined by the extent to which our economic profit exceeds the cost of capital and the extent to which the executive contributed to such an outcome.

      We also encourage share ownership by directors, executives and employees to align their interest with those of the shareholders. Executives and employees participate in share option and share purchase schemes tied to individual and Company performance. The Company’s share and share option plans operate within limits approved by shareholders and deliver a benefit to executives and employees only if there is a corresponding benefit to shareholders. Our past Chief Executive Officer’s most recent option plans deliver a benefit only if the Company’s Total Shareholder Return (“TSR”) exceeds the average TSR for a benchmark group of 100 companies listed on the ASX. The options do not fully vest for three years from date of grant.

      In addition, directors are required to receive at least $10,000 of their directors’ fees in shares of the Company’s stock. Our executive officers do not receive additional compensation for their service as directors. We believe that compensation for non-employee members of the Board should be competitive. The Remuneration Committee will report once a year to the Board on the status of Board compensation in relation to other comparable companies. As part of a Board member’s total compensation and to create a direct link with corporate performance, the Board believes that a meaningful portion of a Board member’s total compensation should be provided in common stock or stock options. A retirement plan for directors was terminated in 2002 and directors appointed since then are not entitled to retirement benefits. At the end of fiscal year 2004, three directors had accumulated benefits under the plan that will be paid out when they retire and Australian-based directors still receive government mandated superannuation payments. Subsequent to fiscal year 2004, one director has retired and will begin receiving these benefits.

      The Remuneration Committee comprises Mr. Barr (Chairman), Ms. Hellicar and Mr. Loudon. The Remuneration Committee’s membership comprises independent directors and its responsibilities include:

•	reviewing and approving our Chief Executive Officer’s remuneration package and evaluating his or her performance each year;

•	reviewing and approving the annual remuneration for other senior executives;

•	administering and making recommendations to the Board with respect to the Company’s incentive-compensation and equity based compensation plans;

•	approving the granting of stock options or other forms of equity-based compensation to senior executives;

•	reviewing and recommending employment agreements and severance arrangements for senior executives; and

•	approving any significant changes in remuneration policy, superannuation, or executive and employee incentive plans.

Special Committee

      In July 2004, the Board established a committee of the Board to oversee the Company’s further participation in the Special Commission of Inquiry’s investigation into the Foundation. The committee comprises Ms. Hellicar (Chairman), Mr. McGauchie and Mr. Gillfillan and its responsibilities include:

•	reviewing the Commissioner’s report, which was delivered to the NSW Government on September 21, 2004, and recommending to the Board appropriate actions in response to its findings; and

•	overviewing on behalf of the Company any developments or discussion of suitable arrangements as to the SCI’s findings and taking any recommendations to the Board and, ultimately, to shareholders for approval.

Employees

      As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended
	March 31,

	2004	2003	2002

Continuing Operations
Fiber Cement:
United States (includes Canada)	1,722	1,500	1,177
Australia	459	539	611
New Zealand	161	183	191
Philippines	225	209	175
Chile	122	91	66
Pipes (United States and Australia)	178	162	42
Europe	37	30	1
Roofing	18	—	—

Total Fiber Cement	2,922	2,714	2,263
Research & Development, including Technology	117	107	51
General Corporate	34	34	34
Discontinued Businesses
Gypsum	—	—	590
Building Systems (New Zealand)	—	65	64

Total Employees	3,073	2,920	3,002

      As of the end of fiscal year 2004, of the 3,073 people we employ, 398 are members of labor unions: 304 in Australia and 94 in New Zealand. Management believes it has a satisfactory relationship with these unions as well as with its employees and there are currently no labor disputes. See “Risk Factors — If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business, financial condition and results of operations may be adversely affected” in Item 3.

Share Ownership

      The number of shares of common stock of JHI NV beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” as of October 31, 2004 was:

	Number of
	Shares	Percent
	Beneficially	of
Name	Owned	Class(1)

Meredith Hellicar	7,934	*
John Barr	21,000	*
Michael Brown	12,901	*
Peter Cameron	11,602	*
Gregory Clark	12,290	*
Michael Gillfillan	52,901	*
James Loudon	3,480	*
Donald McGauchie(2)	4,743	*
Louis Gries	823,462	*
Former Directors and Executive Officers
Alan McGregor (former Chairman)(3)	8,614,895	1.88%
Peter Macdonald (former CEO)(4)	1,628,600	*
Phillip Morley (former CFO)	480,484	*
Folkert Zwinkels (current Treasurer and former member of our Managing Board)	2,925	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock. In addition, Messrs. Donald Merkley, David Merkley and P. Shafron (former CFO) each beneficially own less than 1% of our shares of common stock.

(1)	Based on 458,773,612 shares of common stock at October 31, 2004, which were all issued in the form of CUFS.

(2)	Includes 3,000 shares held in the McGauchie Superfund, of which Mr. McGauchie is a trustee.

(3)	Includes 5,121,200 shares held in the Andrew Thyne Reid Charitable Trust and 3,490,794 shares held in a discretionary family trust. Mr. McGregor is a director of two trust companies but is not a beneficiary of the discretionary family trust. Mr. McGregor resigned as Chairman on August 11, 2004 and as a director on August 25, 2004 due to continuing ill health.

(4)	Includes 380 shares held by Mr. Peter Macdonald’s wife in trust for their children. On October 21, 2004, Mr. Macdonald resigned from our Company.

      None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of October 31, 2004.

Option Ownership

      The number of shares of JHI NV common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of October 31, 2004 was:

	Number of Shares
	Underlying
Name	Options Owned		Exercise Price			Expiration Date

Louis Gries	40,174	(1)(2)	A$	3.1321/share	(3)(4)(5)	November 2009
	175,023	(1)(6)	A$	3.0921/share	(3)(4)(5)	November 2010
	324,347	(7)	A$	5.0586/share	(4)(5)	December 2011
	325,000	(8)	A$	6.4490/share	(5)	December 2012
	325,000	(9)	A$	7.05/share		December 2013
Donald Merkley	48,209	(1)(10)	A$	3.1321/share	(3)(4)(5)	November 2009
	138,170	(1)(11)	A$	3.0921/share	(3)(4)(5)	November 2010
	170,709	(7)	A$	5.0586/share	(4)(5)	December 2011
	200,000	(8)	A$	6.4490/share	(5)	December 2012
	250,000	(9)	A$	7.05/share		December 2013
David Merkley	48,209	(1)(10)	A$	3.1321/share	(3)(4)(5)	November 2009
	82,902	(1)(11)	A$	3.0921/share	(3)(4)(5)	November 2010
	102,425	(7)	A$	5.0586/share	(4)(5)	December 2011
	200,000	(8)	A$	6.4490/share	(5)	December 2012
	250,000	(9)	A$	7.05/share		December 2013
Former Directors and Executive Officers
Peter Macdonald (former CEO)	1,200,000	(12)	A$	3.1821/share	(3)(4)(5)	November 2009
	624,000	(13)	A$	4.7621/share	(3)(4)(5)	July 2011
	1,950,000	(14)	A$	5.7086/share	(4)(5)	July 2012
Phillip Morley (former CFO)	273,134	(7)	A$	5.0586/share	(4)(5)	December 2011
	134,300	(8)	A$	6.4490/share	(5)	December 2012
	100,000	(9)	A$	7.05/share		December 2013
Peter Shafron (former CFO)	85,355	(15)	A$	5.0586/share	(4)(5)	December 2011
	50,000	(16)	A$	6.4490/share	(5)	December 2012
Folkert Zwinkels (Current Treasurer and former member of our Managing Board)	8,775	(17)	A$	6.4490/share	(5)	December 2012

(1)	This nonqualified stock option to purchase shares of JHI NV common stock under the JHI NV 2001 Equity Incentive Plan was granted on October 19, 2001 in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “— Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	Options vest and become exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	Options vest and become exercisable in two equal installments in November 2004 and 2005.

(7)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in three installments: 25% on December 17, 2002; 25% on December 17, 2003 and 50% on December 17, 2004.

(8)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in three installments: 25% on December 3, 2003; 25% on December 3, 2004 and 50% on December 3, 2005.

(9)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in three installments: 25% on December 5, 2004; 25% on December 5, 2005; and 50% on December 5, 2006.

(10)	Options vest and become exercisable in two equal installments in November 2003 and 2004.

(11)	Options vest and become exercisable in three equal installments in November 2003, 2004 and 2005.

(12)	JHIL granted a nonqualified stock option to Mr. Macdonald on November 17, 1999 under the JHIL Peter Donald Macdonald Share Option Plan. That option was terminated and replaced by this stock option to purchase shares of JHI NV common stock. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan” below.

(13)	JHIL granted a nonqualified stock option to Mr. Macdonald on July 12, 2001 under the JHIL Peter Donald Macdonald Share Option Plan 2001. That option was terminated and replaced by this stock option to purchase shares of JHI NV common stock. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan 2001” below.

(14)	This option was granted to Mr. Macdonald on July 19, 2002 under the Peter Donald Macdonald 2002 Share Option Plan.

(15)	Granted under the 2001 Equity Incentive Plan on December 17, 2001 and is fully vested and exercisable.

(16)	Granted under the 2001 Equity Incentive Plan on December 3, 2002 and is fully vested and exercisable.

(17)	Granted under the 2001 Equity Incentive Plan and vests and becomes exercisable in two installments: 2,925 on December 5, 2005; and 5,850 on December 5, 2006.

Equity Plans

Peter Donald Macdonald Share Option Plans

      Mr. Macdonald was granted an option to purchase 1,200,000 shares of our common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan as a replacement for options previously granted by JHIL. As with the original JHIL option grant, this stock option became fully vested and exercisable on November 17, 2004. The options will expire on April 20, 2005, six months after the date of Mr. Macdonald’s resignation. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

      Mr. Macdonald was granted an option to purchase 624,000 shares of our common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001 as a replacement for options previously granted by JHIL. The replacement options will become exercisable for 468,000 shares on the first business day on or after July 12, 2004, if our total shareholder returns (essentially our dividend yield and common stock performance) from July 12, 2001 to that date is at least equal to the median total shareholder returns for the companies comprising our peer group, as determined by our Joint Board (the “Initial Performance Milestone”). In addition, the replacement options will become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in our total shareholder returns ranking above the median total shareholder returns for our peer group (up to a total of 156,000 additional shares). As of this 20-F filing, the performance hurdles have not been satisfied. On the first business day of each month from November 2004 until the options expire on April 20, 2005, six months after the date of Mr. Macdonald’s resignation, our total shareholder returns will again be compared with that of our peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

      Under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr. Macdonald was granted an option to purchase 1,950,000 shares of our common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of our common stock on the first business day on or after July 19, 2005, if our total shareholder returns from July 19, 2002 to that date is at least equal to the median total shareholder returns for the companies comprising our peer group, which comprises those companies included in the S&P/ ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in our total shareholder returns ranking above the median total shareholder returns for our peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for total shareholder returns is not satisfied, then on the first business day of each month occurring from that day until October 31, 2005, our total shareholder returns will again be compared with that of our peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, July 19, 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

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

      An aggregate of 45,077,100 shares of common stock have been made available for issuance under the Equity Incentive Plan, provided that such number (and any awards granted) will be subject to adjustment in the event of a stock split, stock dividend or other changes in our common stock or capital structure or our restructuring. Our ADSs evidenced by ADRs and our common stock in the form of CUFS will be equivalent to and interchangeable with our common stock for all purposes of the Equity Incentive Plan, in the case of ADRs on a proportionately adjusted basis to account for the ratio of outstanding common stock or CUFS in relation to outstanding ADRs. The following options to purchase shares are outstanding as of October 31, 2004:

•	options to purchase 1,870,596 shares of our common stock awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan;

•	options to purchase 2,316,322 shares of our common stock that were granted to employees in December 2001; and

•	options to purchase 2,844,325 shares of our common stock that were granted to employees in December 2002.

•	Options to purchase 4,737,250 shares of our common stock that were granted to employees in December 2003.

      Our Remuneration Committee administers the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, our Joint Board or Remuneration Committee is authorized to determine who may participate in the Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Joint Board or Remuneration Committee will have the exclusive power to interpret the Equity Incentive Plan and to adopt such rules and regulations as it may deem necessary or appropriate for purposes of administering the Equity Incentive Plan. Subject to certain limitations, our Joint Board or Remuneration Committee will be authorized to amend, modify or terminate the Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

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

Executive Share Purchase Plan

      Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by dividend income earned by, and capital returns from, the collateralized shares. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. No shares were issued to executives under the Plan during fiscal years 2004, 2003 and 2002.

Economic Profit Incentive Plan

      We maintain an Economic Profit Incentive Plan, which provides incentive compensation to certain of our directors, officers and key executives. These designated executives are entitled to receive bonus payments upon the accomplishment of certain economic profit target levels of the Company and certain other mutually agreed upon personal objectives. Our Economic Profit Incentive Plan is a variable pay plan, which links the Company’s economic profit to bonus payments to certain key individuals. The target bonus is paid to the participant at the end of the year if the economic profit target is met. If the economic profit target is exceeded, the participant earns a bonus greater than his or her target bonus, but only one-third of the excess bonus is paid to the participant at the end of the year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the economic profit target is met in these years, or is reduced if the economic profit target is not met. This arrangement distinguishes between sustained performance and one-time performance and encourages participants to maintain a long-term view.

Employment Agreements

      Under our compensation plan, we enter into employment agreements with certain of our senior executives. The amounts paid under these agreements are listed under “Compensation.” The terms of these agreements provide for an annual base salary, potential annual bonus payment pursuant to our Economic Profit Incentive Plan, and various benefits and expense reimbursements. These agreements also include restrictive covenants to protect our trade secrets, as well as non-competition and non-solicitation of our employees for a specified period in the event the executive is no longer employed by us.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      At October 31, 2004, all issued and outstanding JHI NV shares were listed on the Australian Stock Exchange in the form of CHESS Units of Foreign Securities (“CUFS”). CUFS represent beneficial ownership of JHI NV shares and CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

      To our knowledge, based on substantial shareholder notices filed with the Australian Stock Exchange as of October 31, 2004, the following table identifies those shareholders which beneficially owned 5% or more of our common stock and their holdings as of the date of their last respective notices:

	Shares	Percentage
	Beneficially	of Shares
Shareholder	Owned	Outstanding

Commonwealth Bank of Australia (and subsidiaries)	68,968,946	15.04%
Schroder Investment Management Australia Limited	39,835,741	8.69%
Lazard Asset Management Pacific Co.	36,080,578	7.87%
National Australia Bank Limited Group	28,198,184	6.15%
Concord Capital Ltd.	23,787,238	5.19%
The Capital Group Companies, Inc.	28,039,211	6.11%

      Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001. Through subsequent periodic purchases, Commonwealth Bank gradually increased its interest in JHI NV to 17.03% in July 2003, but in the last notice received had reduced its interest in JHI NV on May 21, 2004 to 15.04%.

      Schroder Investment Management Australia Limited became a substantial shareholder on January 28, 2004, with a 5.55% interest in JHI NV outstanding shares and increased its holding in JHI NV on April 6, 2004 to 8.69% in the last notice received.

      Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a 5.34% interest in our outstanding stock and increased its holding in JHI NV on October 22, 2004 to 7.87% in the last notice received.

      National Australia Bank Limited Group became a substantial shareholder on May 25, 2004, with 5.03% of our outstanding stock and increased its holding in JHI NV on June 16, 2004 to 6.15% in the last notice received.

      Concord Capital Ltd became a substantial shareholder on June 18, 2004, with 5.34% of our outstanding stock before reducing its holding in JHI NV below 5% on August 6, 2004. However, in the last notice received, Concord Capital Ltd became a substantial shareholder again on August 20, 2004, with a 5.19% interest of our outstanding stock.

      The Capital Group Companies, Inc became a substantial shareholder on August 3, 2004, with a 5.09% interest in JHI NV outstanding shares and increased its holding in JHI NV on September 6, 2004 to 6.11% in the last notice received.

      Deutsche Bank AG on July 23, 2002 announced its interest in 5.24% of our outstanding shares before reducing its holding in JHI NV below 5% in September 2002. Through subsequent periodic purchases, Deutsche Bank’s interest in JHI NV fluctuated above and below 5% and, in the last notice received, its interest was reduced to below 5% on September 30, 2004.

      Merrill Lynch began purchasing JHIL common stock in April 1999. Through subsequent periodic purchases, Merrill Lynch gradually increased its interest in JHIL to 9.14% in February 2001, but thereafter reduced its holding in JHI NV below 5% in July 2003.

      AMP Limited increased its percentage ownership interest in JHIL to approximately 6% in May 2001 before reducing its holding below 5% in October 2001. However, through subsequent periodic purchases, AMP Limited gradually increased its holdings in JHI NV to 6.16% at December 10, 2002 before reducing its holdings in JHI NV below 5% in July 2003.

      Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

Other Security Ownership Information

      At October 31, 2004, 0.60% of the outstanding shares of common stock of JHI NV were held by 69 CUFS holders with registered addresses in the United States. In addition, at October 31, 2004, 0.37% of the outstanding shares of JHI NV were represented by JHI NV ADRs held by 15 holders, all of whom have registered addresses in the United States. A total of 0.97% of the outstanding capital stock of JHI NV was registered to 84 United States holders as of October 31, 2004.

Related Party Transactions

Transactions and Existing Loans to our Directors and Directors of our Subsidiaries

      Loans receivable totaling $167,635 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Plan at March 31, 2004. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by shares issued under the Plan. No new loans to directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to the existing loans have been made since December 1997. Repayments totaling $22,693 were received in fiscal year 2004 in respect of the Plan from such directors.

      During fiscal year 2004, a director resigned with a $26,204 loan outstanding at the date of his resignation. This amount is repayable within two years under the terms of the Plan.

      The following table sets forth the names of JHI NV and its subsidiaries’ directors and the loan amounts outstanding for each such director as of March 31, 2004. All figures are in U.S. dollars.

March 31,
Director	2004

A.T. Kneeshaw	$12,159
P.D. Macdonald	17,330
P.G. Morley	117,003
D.A.J. Salter	21,143

Total	$167,635

      In February 2004, we entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. Louis Gries’ brother. Under the agreement, approximately $12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of $18,423 were made for the year ended March 31, 2004.

Payments Made to Directors and Director Related Entities of our Subsidiaries

      Payments of $13,240 for the year ended March 31, 2004 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

      Payments of $111,705 for the year ended March 31, 2004 were made to Pether and Associates Pty Ltd, technical contractors. J.F. Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

      Payments totaling $845 for the year ended March 31, 2004 were made to R. Christensen and T. Norman who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Transactions Related to the Foundation

      In 1998, we entered into lease agreements with Amaca whereby we lease, on a long-term basis, fiber cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately $2.7 million per year. All of the leases expire on October 31, 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

      In March 2004, Multiplex acquired the land and building related to the four fiber cement manufacturing facilities in Australia from Amaca. Prior to the acquisition, we renegotiated these four leases with Multiplex. See Item 4 “Information on the Company — Property, Plant and Equipment.”

Item 8.	Financial Information

      See Item 4 “Information on the Company — Legal Proceedings,” Item 18 “Financial Statements” and pages F-1 through F-51. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.

Item 9.	Listing Details

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

      The high and low trading prices of JHI NV CUFS on the Australian Stock Exchange are as follows (Note: Prices listed after October 19, 2001 represent JHI NV CUFS; prices listed prior to October 19, 2001, represent JHIL shares):

	High		Low

Period	(A$)	(US$)	(A$)	(US$)

Fiscal year ended:
March 31, 2004	8.04	5.58	5.84	4.05
March 31, 2003	7.06	3.96	5.56	3.12
March 31, 2002	6.77	3.47	4.19	2.15
March 31, 2001	4.65	2.58	3.36	1.87
March 31, 2000	4.62	2.98	3.21	2.07
Fiscal quarter ended:
September 30, 2004	6.30	4.52	4.95	3.55
June 30, 2004	6.88	4.92	5.22	3.73
March 31, 2004	7.02	5.44	6.15	4.77
December 31, 2003	8.04	5.74	6.32	4.51
September 30, 2003	7.80	5.14	6.64	4.38
June 30, 2003	7.20	4.61	5.84	3.74
March 31, 2003	7.06	4.17	5.81	3.43
December 31, 2002	6.89	3.84	5.92	3.30
September 30, 2002	6.90	3.78	5.56	3.05
June 30, 2002	6.56	3.62	5.90	3.25
Month ended:
October 31, 2004	6.38	4.53	5.68	4.04
September 30, 2004	6.16	4.35	5.24	3.70
August 31, 2004	5.68	4.03	4.95	3.52
July 31, 2004	6.30	4.64	5.42	3.99
June 30, 2004	6.24	4.33	5.22	3.63
May 31, 2004	6.88	4.87	5.90	4.17

      The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

      The high and low trading prices of JHI NV ADRs on the New York Stock Exchange after October 19, 2001, the effective date of the 2001 Reorganization, are as follows:

	High	Low
Period	(US$)	(US$)

Fiscal year ended:
March 31, 2004	28.50	18.25
March 31, 2003	19.95	15.29
March 31, 2002	17.95	11.10
Fiscal quarter ended:
September 30, 2004	22.26	18.10
June 30, 2004	25.05	18.82
March 31, 2004	27.60	23.60
December 31, 2003	28.50	24.40
September 30, 2003	25.85	22.50
June 30, 2003	23.95	18.25
March 31, 2003	19.95	17.75
December 31, 2002	18.85	16.30
September 30, 2002	18.70	15.29
June 30, 2002	18.86	16.05
Month ended:
October 31, 2004	23.36	20.50
September 30, 2004	21.40	18.40
August 31, 2004	20.56	18.10
July 31, 2004	22.26	19.71
June 30, 2004	21.66	18.82
May 31, 2004	24.71	21.30

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

      During the 12 months ended October 31, 2004, an average of 2,144,518 JHI NV CUFS were traded daily on the Australian Stock Exchange.

      During the 12 months ended October 31, 2004, an average of 1,672 JHI NV ADRs were traded daily on the New York Stock Exchange.

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

Item 10.	Additional Information

General

      We were originally incorporated in 1998 as a private company with limited liability, or “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”). By notarial deed dated July 24, 2001, we changed our name to James Hardie Industries N.V. and by the same deed we changed our legal form into that of a “naamloze vennootschap” (an “N.V.”), a public limited liability company under Dutch law. Our Articles of Association were most recently amended on November 5, 2003.

      Our corporate seat is in Amsterdam, The Netherlands and we have offices at The Atrium, 4th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands. We are registered at the trade register of the Chamber of Commerce and Industry for Amsterdam, The Netherlands under number 34106455.

Key Provisions of our Articles of Association of JHI NV

Purpose of the Company

      Our purposes are:

•	to participate in, to take an interest in any other way in and to conduct the management of business enterprises of whatever nature;

•	to raise funds through the issuance of debt or equity or in any other way and to finance third parties;

•	to provide guarantees, including guarantees for the debts of third parties; and

•	to perform all activities which are incidental to or which may be conducive to, or connected with, any of the foregoing.

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

      Our Supervisory Board has been delegated the authority to issue shares and to grant rights to subscribe for shares, such as options, and to limit or exclude preemptive rights for a period expiring on August 15, 2006. After August 15, 2006, shares and rights to subscribe for shares may be issued, and preemptive rights may be limited or excluded by our shareholders or by our Supervisory Board, provided it has again been delegated this authority by our shareholders (such delegation shall be for a maximum period of five years). We plan to ask our shareholders to delegate this authority to our Supervisory Board again prior to the expiration of the period ending on August 15, 2006. It is anticipated that our Supervisory Board will eliminate preemptive rights with respect to any and all issuances of shares of common stock during such period.

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

Repurchase of Shares

      At the proposal of our Joint Board, we may acquire shares in our own capital, subject to certain provisions of Dutch law and of our Articles of Association, if and insofar as (1) shareholders’ equity, less the amount to be paid for the shares acquired, is not less than the sum of the paid and called up part of our issued share capital, plus any reserves required to be maintained by Dutch law or our Articles of Association, (2) the aggregate par value of the shares of our capital which we or our subsidiaries acquire, already hold or on which we or they hold a right of pledge, amounts to no more than one-tenth of the aggregate par value of the issued share capital and (3) our shareholders, as a group, have authorized our Managing Board to acquire such shares. Neither we nor any of our subsidiaries may vote shares that are held by them or us.

      At the September 17, 2004 Annual General Meeting, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on March 17, 2006. After March 17, 2006, shares in JHI NV’s capital may be acquired if our Managing Board has again been authorized to do so by our shareholders (such authorization may be for a maximum period of 18 months). We intend to ask our shareholders in our 2005 Annual General Meeting to renew the authorization of the Managing Board to cause JHI NV to acquire shares in JHI NV’s capital, such on terms substantially identical as the September 17, 2004 authorization.

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

Shareholders Meetings and Voting Rights

      Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. Meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each of our fiscal years. These meetings take place in either Amsterdam, The Hague, Rotterdam or Haarlemmermeer. Additional meetings of shareholders may be held as often as our Joint Board, our Managing Board or our Supervisory Board deems necessary or upon the call of (1) holders of shares of common stock jointly representing at least 5% of our issued share capital, (2) at least 100 holders of shares of common stock or one shareholder representing at least 100 CUFS holders or any relevant combination thereof so that the request of at least 100 persons is taken into account or (3) any one member of either the Managing, Joint or Supervisory Boards. Our Articles of Association also provide that an information meeting of shareholders must be undertaken prior to each general meeting, which must be held in Australia.

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

      Each share of common stock entitles the holder thereof to one vote on each matter to be voted upon by the shareholders. Holders of CUFS will be entitled to attend and to speak, but not vote, at our shareholders meetings. A CUFS holder may follow instructions set out in a relevant Notice of Meeting to have the registered shareholder, CDN, appoint the CUFS holder as a proxy of CDN to vote their CUFS holding at the relevant meeting of shareholders. Holders of ADRs are not entitled to attend or speak, nor vote, at our general meetings of shareholders.

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

Dividends

      All calculations to determine the amounts available for dividends or other distributions are based on our statutory accounts, which are, as a holding company, different from our consolidated accounts and which are prepared in accordance with Dutch GAAP because we are a Dutch company. Because we are a holding company and have limited operations of our own, we are largely dependent on dividends or other distributions from our subsidiaries to fund any cash dividends.

      The profits of JHI NV in any financial year, if any, shall first be retained by way of a reserve in such amount as determined by our Supervisory Board. The remaining portion of the profits shall be at the disposal of our Joint Board for further allocation to our reserves or, if permitted by Dutch law and our Articles of Association, be made available for distribution as a dividend to the holders of shares of common stock, or a combination thereof. Our Joint Board may also declare interim dividends as permitted by Dutch law and our Articles of Association.

      We may not make any distribution, whether out of our profits as an interim dividend, out of our general share premium reserve or out of any other reserves that are available for shareholder distributions under Dutch law, if the distribution would reduce shareholders’ equity to an amount less than the sum of the paid and called up part of our issued share capital, plus certain reserves that are required to be maintained by Dutch law and our Articles of Association. Distributions may, at the discretion of our Joint Board, be made in cash or in shares or other securities, such as a stock dividend, provided that our shareholders as a group are authorized to make distributions in shares or other securities, if and so long as our Supervisory Board has not been delegated the authority to issue shares and rights to subscribe for shares. See “Issuance of Shares; Preemptive Rights.”

      Cash dividends and other distributions that have not been collected within five years and two days after the date on which they became due and payable will revert to us.

      JHIL historically paid dividends to its shareholders. JHI NV’s Joint Board determines whether to declare a dividend and the amount of any such dividend. The Joint Board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADR depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in U.S. dollars. The ADR Depositary (Bank of New York) receives dividends in U.S. dollars directly from JHI NV on each CUFS dividend payment date and will distribute any dividend to holders of ADRs in U.S. dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

Amendment of Articles of Association

      Our Articles of Association may be amended by our shareholders by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.

Liquidation Rights

      In the event of our dissolution and liquidation, and after we have paid all debts and liquidation expenses, all assets available for distribution shall be distributed to our holders of shares of common stock pro rata based on the nominal amount paid upon the shares of common stock held by such holders. As a holding company, our sole material assets are the capital stock of our subsidiaries. Therefore, in the event of a dissolution or liquidation, we will either distribute the capital stock of our subsidiaries or sell such stock and distribute the net proceeds thereof, or liquidate such subsidiaries and distribute the net proceeds thereof, after satisfying our liabilities.

Limitations on Right to Hold Common Stock

      Subject to certain exceptions, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares: (1) the number of shares of our common stock in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the issued and outstanding share capital of JHI NV or (2) the voting rights which any person, directly or indirectly, is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders. The purpose of this prohibition is to ensure that the principles which underpin the Australian Corporations Act 2001 takeover regime are complied with in a change of control, namely that: (1) the acquisition of control over the Company takes place in an efficient, competitive and informed market; (2) the holders of the shares of our common stock or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in the Company, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal and (3) as far as practicable, the holders of the shares of our common stock or CUFS inter alia all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in the Company. The exceptions to this prohibition set forth in our Articles of Association generally include:

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

      The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person holds a relevant interest thereby constituting a breach of the provisions. If a person has a relevant interest that constitutes a breach of the prohibition, JHI NV has several powers available to it under our Articles of Association. These include powers to require the disposal of our common stock, disregard the exercise of votes and suspend dividend rights. These powers will only extend to that number of shares of common stock which result in the prohibition being breached.

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

      Furthermore, if JHI NV becomes subject to the law of any jurisdiction, which applies so as to regulate the acquisition of control and the conduct of any takeover of the Company, JHI NV shall consult promptly with the ASX to determine whether, in the light of the application of such law:

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

      Although these provisions of our Articles of Association may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.

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

      Under the Dutch Securities Act, certain persons must notify the Netherlands Authority for the Financial Markets (the “AFM”) or “Stichting Autoriteit Financiele Markten” of any transaction in our shares of our common stock, CUFS, ADRs or ADSs or related securities. Notification must be made within 10 days of the end of the calendar month in which the transaction was made, using a form that can be obtained from the AFM (P.O. Box 11723, 1001 GS Amsterdam, The Netherlands, telephone +31 (20) 553 52 00). The AFM keeps a public register of all notifications received.

      Persons who must notify the AFM of transactions in our shares, ADRs or related securities include:

•	persons who directly or indirectly hold more than 25% of JHI NV’s outstanding share capital;

•	managing and supervisory directors of such greater than 25% shareholders; and

•	the spouses of the persons referred to above, relations by blood or affinity to the first degree and other persons who share a household with these persons, and relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares or will obtain this percentage through the transaction.

      In case of non-observance of the notification obligations of the Dutch Securities Act, criminal (including fines and imprisonment) or administrative sanctions (including fines) may be imposed.

      Further pursuant to our Articles of Association, shareholders are required to notify us of acquisitions of 5% or more of our outstanding securities and of any further change of 1% or more of our outstanding securities. In addition, pursuant to our Articles of Association, we have the power to require our shareholders and CUFS holders to provide to us information about the identity of persons who have relevant interests in our securities and the details of that interest. These provisions are intended to mirror the tracing of beneficial ownership provisions of the Australian Corporations Act 2001, which would not have applied statutorily to us as a Dutch company absent a specific provision in our Articles of Association.

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

      Notes. In November 1998, we issued $225.0 million of noncollateralized notes as part of a seven-tranche private placement facility. Principal repayments are due in seven installments on specified dates that commence on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively. Interest is payable in May and November each year. The notes are issued by James Hardie International Finance B.V. (“JHIF BV”) and JHI NV guarantees the principal and interest of the notes. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify certain covenants in connection with the sale of our Gypsum business in April 2002, and, in connection with this amendment, we prepaid $60.0 million in principal amount of the notes. As a result of the early retirement, we incurred a $9.9 million make-whole payment charge which was charged to interest expense during the year ended March 31, 2003.

      Revolving Loan Facility. Under the Revolving Loan Agreements among JHIF BV as borrower, JHI NV as guarantor, and James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have an Australian dollar-denominated noncollateralized revolving loan facility providing for borrowings up to A$200.0 million that can be repaid and redrawn until maturity in November 2006. Interest is recalculated at the commencement of each drawdown period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders. During fiscal year 2004, we paid $0.4 million in commitment fees. As of March 31, 2004, there was $152.0 million (A$200.0 million) available under this revolving loan facility. This loan facility was novated to the current parties on December 16, 2002.

      Stand-by Loan Facility. Under the 364 Day Standby Loan Agreements among JHIF BV, as borrower, JHI NV as guarantor, and James Hardie Australia Investco Pty Limited, James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have short-term noncollateralized stand-by loan facilities that allow us to borrow up to $117.5 million. As of March 31, 2004, the loan facilities had a maturity date of October 30, 2004 and we had not drawn down any of the available facilities. During April 2004, we renegotiated the facilities to extend the maturity date to April 30, 2005. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During fiscal year 2004, we paid $0.2 million in commitment fees. JHI NV guarantees the principal and interest under the standby loans. This loan facility was novated to the current parties on December 16, 2002.

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

Taxation

      The following summarizes the material Dutch and U.S. tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law, and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Netherlands Taxation,” this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.

      This discussion does not bind either the U.S. or Dutch tax authorities, or the courts of those jurisdictions. Except as noted, we have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax agencies about matters in this summary. We cannot assure you that such tax agencies will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock, or that any reviewing judicial body in the United States or The Netherlands would likewise concur.

      PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

United States Taxation

      The following is a summary of the material U.S. federal income tax consequences generally applicable to “U.S. Shareholders” (as defined below) who invest in shares of our common stock and hold the shares as capital assets. For purposes of this summary, “U.S. Shareholders” means: (1) citizens or residents of the United States (as defined for U.S. federal income tax purposes); (2) corporations created or organized in or under the laws of the United States or any of its political subdivisions; (3) estates whose income is subject to U.S. federal income taxation regardless of its source and (4) trusts if (i) a court in the United States can exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons can control all of the substantial decisions of the trust.

      This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, such as financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle, or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock and (3) the application of other U.S. federal taxes, such as the U.S. federal estate tax. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.

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

      Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under recently enacted U.S. tax laws. For tax years beginning after December 31, 2002 and before January 1, 2009, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the U.S. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a 1) a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding tax year or 2) a “foreign investment company” or a “foreign personal holding company” (each discussed below) in either the taxable year of the distribution or the preceding tax year, but only for our tax years beginning before January 1, 2005.

      Distributions to U.S. Shareholders that are treated as dividends are generally considered income from sources outside the United States and foreign source “passive” income for foreign tax credit purposes. However, if U.S. persons own, directly or indirectly, 50% or more of our shares of common stock, then a portion of the dividends (based on the proportion of our income that is from U.S. sources) may be treated as sourced within the U.S. This 50% ownership rule could potentially limit a U.S shareholder’s ability to use foreign tax credits against the shareholder’s U.S. tax liability. In addition, special rules will apply to determine a U.S. Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.

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

      Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or the total value of our stock (“10-Percent Shareholder”), we could be treated as a “controlled foreign corporation” (“CFC”) under Subpart F of the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income, their pro rata share of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in U.S. property (as specifically defined by the Code).

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

      If we were classified as both a Passive Foreign Investment Company, as described below, and a CFC, generally we would not be treated as a Passive Foreign Investment Company (“PFIC”) with respect to 10-Percent Shareholders. We believe that we are not, nor will we become, a CFC.

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

      If we were a PFIC, each U.S. Shareholder would likely face increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether such income was distributed in the form of dividends or otherwise, or (2) to mark its shares to market by accounting for any difference between such shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income. Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.

      Foreign Personal Holding Company Status. For our tax years beginning before January 1, 2005, special U.S. federal income tax rules apply to U.S. Shareholders owning shares of a “foreign personal holding company” (a “FPHC”). A foreign corporation will be a FPHC if (1) at any time during its taxable year, five or fewer individuals who are U.S. citizens or residents own (directly or indirectly by attribution through certain related parties) more than 50% of the corporation’s capital stock (by either voting power or value) (the “Shareholder Test”) and (2) the corporation derives at least 60% of its gross income (reduced to at least 50% after the initial year of qualification under certain circumstances), as adjusted, for the taxable year from certain passive sources (the “Income Test”). We and certain of our subsidiaries meet and will likely continue to meet the Income Test, because most of our income derives from interest or dividends. However, we will fail the Shareholder Test, because U.S. citizens or residents do not own more than 50% of the shares of our common stock. Therefore, neither we nor any of our subsidiaries are a FPHC for U.S. federal income tax purposes.

      If we or any of our subsidiaries were a FPHC, U.S. Shareholders (including certain indirect holders) would be required to include in gross income, as a dividend, their pro rata share of the undistributed taxable income (as specifically adjusted) of the FPHC, if they were holders on the last day of our taxable year (or, if earlier, the last day on which the FPHC satisfies the Shareholder Test), but such pro rata share would increase their basis in their shares by a corresponding amount. In addition, if we or any of our subsidiaries were to become a FPHC, U.S. persons who acquire shares of our common stock from decedents would not receive a “stepped-up” basis in such shares. Instead, such holders would have a tax basis in such shares equal to the lesser of the decedent’s basis or fair market value. These special rules regarding foreign personal holding companies were recently repealed by the American Job Creation Act of 2004 (the “Act”) and these rules will not apply to our tax years beginning after December 31, 2004.

      Foreign Investment Company Status. As described above, dividends we pay on our stock after December 31, 2002 are subject to a tax rate of no more than 15%, provided we are a “qualified foreign corporation” and the required un-hedged holding period is satisfied. We will not qualify for that status if, among other reasons, we are a “foreign investment company” in either the taxable year of the distribution or the preceding tax year. A foreign investment company is a foreign corporation that is (i) registered under the Investment Company Act of 1940 as a management company or as a unit investment trust or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or derivative positions in securities or commodities, at a time when U.S. persons directly, indirectly, or constructively own more than 50% of either its total voting power or total stock value. Because of the manner in which we operate our business, we are not, nor do we expect to become, a foreign investment company. These special rules regarding foreign investment companies were recently repealed by the Act, and these rules will not apply to our tax years beginning after December 31, 2004.

      U.S. Federal Income Tax Provisions Applicable to Non-United States Holders. Holders of shares of our common stock who are not U.S. Shareholders (“Non-U.S. Shareholders”) generally will not be subject to U.S. federal income taxes, including U.S. withholding taxes, on any gain realized on a sale, exchange or other disposition of the shares unless (1) such gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States or (2) in the case of gain realized by a

Non-U.S. Shareholder who is an individual, the Non-U.S. Shareholder is present in the United States for 183 days or more in the taxable year in which the sale or other disposition occurs and certain other conditions are met. A Non-U.S. Shareholder generally will not be subject to U.S. federal income or withholding tax on dividends received with respect to shares of our common stock, unless such income is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States.

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

      (2) liquidation proceeds, proceeds of redemption of shares of common stock or, generally, except if a certain specific exemption applies, consideration paid by us for the repurchase of shares of common stock in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

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

      A qualified exempt pension organization may obtain a full exemption from the dividend withholding tax if, before the payment of the dividend, the organization gives us in duplicate a signed Form IB 96 USA, along with the requisite banker’s affidavit as described above, and includes IRS Form 6166 for the relevant year or a valid qualification certification issued by the competent Dutch tax office and complies with certain other requirements. Other qualifying exempt organizations are ineligible for relief from withholding at source but may claim a refund of the tax withheld by filing a Form IB 95 USA and complying with certain other formalities.

      Holders of shares of our common stock through a depository will initially receive dividends subject to a withholding tax rate of 25%. Upon timely receipt of required documents concerning a holder’s eligibility for the reduced rate under the U.S.-NL Treaty, dependent on the status of the holder, the dividend-disbursing agent (via any nominee) will pay an amount equal to 10% or 25% of the dividend to the holder.

      Taxes on Income and Capital Gains. A shareholder of shares of our common stock will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of capital gains realized on the disposition of shares of our common stock (other than the dividend withholding tax described above), provided that:

(1) such shareholder is neither resident nor deemed to be resident in The Netherlands, nor has elected to be subject to the rules of the Dutch Income Tax Act 2001 that apply to residents of The Netherlands;

(2) such shareholder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the shares of common stock are attributable;

(3) such shareholder does not perform independent personal services in The Netherlands giving rise to a fixed base in The Netherlands to which the shares of common stock are attributable; and

(4) the shares of common stock owned by such shareholder do not form part of a substantial interest or a deemed substantial interest, as defined below, in the share capital of the Company or, if such shares of common stock do form part of such an interest, they form part of the assets of a business other than a Netherlands business.

      Generally, a shareholder of our common stock will have a substantial interest in our shares only if the shareholder, the spouse of the shareholder, certain other relatives (including foster children), or certain persons in the household of the shareholder, alone or together, whether directly or indirectly, own or possess certain rights (e.g., the right of usufruct) in, shares of our stock representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire the shares, whether or not already issued, that represent at any time 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds. Shareholders of our common stock who do not hold a substantial interest themselves will also be subject to the “substantial interest” regime if their spouse and/or certain other relatives hold a substantial interest. A deemed substantial interest is present if a substantial interest or part of a substantial interest has been disposed of, or is deemed to have been disposed of, without recognition of a gain.

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

Documents Available for Review

      We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC beginning November 4, 2002. The SEC maintains a site on the Internet, www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Company Secretary at 4th Level Atrium, unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands or our Assistant Company Secretaries located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691 and Level 3, 22 Pitt Street, Sydney, NSW 2000. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1200 450 Fifth Street, N.W., Washington, D.C. 20549, inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or obtained by written request to our Corporate Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in Section 16 of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

      For our fiscal year ended March 31, 2004, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	76.3%	15.8%	4.1%	3.8%
Cost of goods sold	77.3%	15.0%	3.6%	4.1%
Expenses	68.6%	18.9%	6.3%	6.2%
Liabilities (excluding borrowings)	83.2%	9.4%	4.2%	3.2%

      For our fiscal year ended March 31, 2003, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	77.2%	15.9%	4.0%	2.9%
Cost of goods sold	79.1%	14.2%	3.4%	3.3%
Expenses	67.1%	23.6%	4.9%	4.4%
Liabilities (excluding borrowings)	83.2%	9.4%	4.2%	3.2%

(1)	Comprised of Philippine Pesos, Euros and Chilean Pesos.

      We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2004, there were no such material contracts outstanding.

Interest Rate Risk

      We have market risk from changes in interest rates, primarily related to our borrowings. At March 31, 2004, 94% of our borrowings were fixed-rate and 6% variable-rate, as compared to 95% of our borrowings at a fixed rate and 5% at a variable rate at March 31, 2003. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At March 31, 2004, no interest rate swap contracts were outstanding.

      The table below presents our long-term borrowings at March 31, 2004, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At March 31, 2004, all of our outstanding fixed-rate and variable-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date

(In millions of U.S. dollars, except percentages)

	Year Ending March 31,
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value

Fixed rate debt	$17.6	$25.7	$27.1	$8.1	$46.2	$40.3	$165.0	$186.8
Weighted-average interest rate	6.86%	6.92%	6.99%	7.05%	7.12%	7.35%	7.09%
Variable rate debt	$10.8	—	—	—	—	—	$10.8	$10.8
Weighted-average interest rate	3.24%	—	—	—	—	—	3.24%

      In addition, we have assessed the market risk for our variable-rate debt and believe that a 1% change in interest rates will increase or decrease interest expense by approximately $0.1 million annually based on $10.8 million of variable rate debt outstanding at March 31, 2004.

Commodity Price Risk

      Pulp is a raw material we use to produce fiber cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. In August 2000, we entered into a contract with a third party to hedge the price of 5,000 metric tons of pulp per month, representing approximately 50% of our production requirements at that time. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the other party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities in fiscal year 2002. Also, a current payable of $0.6 million was recorded at March 31, 2002. In November 2002, we settled our obligation under this contract for a cash payment of $5.8 million. Accordingly, we recorded a gain on settlement of the contract in the amount of $1.0 million in other operating income during fiscal year 2003. Pulp prices have risen during fiscal year 2004 and we expect them to continue rising. To minimize the additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue rising, our cost of sales may be negatively impacted due to fixed pulp pricing over the longer-term. We have assessed the market risk for pulp and believe that, based on our most recent estimates, a $60 per metric ton price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2004, would have had approximately a 1.5% change in cost of sales in fiscal year 2004.

Item 12.	Description of Securities Other Than Equity Securities

      Not Required

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      Upon the proposal of our Joint Board, our shareholders voted at our Annual General Meeting of shareholders held on August 15, 2003, to (i) amend our Articles of Association to increase the nominal value of shares, (ii) debit the share premium reserve with an amount equal to the aggregate amount of the increase for each share on issue, and (iii) subsequently amend the Articles of Association again to decrease the nominal value of shares, with the difference to be paid to shareholders as a capital return. At the Annual General Meeting, the shareholders also voted to approve the proposed procedural authorizations necessary to execute the amendments to the Articles of Association and the associated payment of the capital return. Following such shareholder vote, we executed the amended Articles of Association and effected the return on capital by paying per share the amount of Euro 13.05 cents (or its equivalent) to shareholders on November 19, 2003. In connection with the capital return, we followed all procedures and satisfied all requirements necessary to comply with Dutch law in relation to creditors’ protection.

Item 15.	Controls and Procedures

      We carried out an evaluation, under the supervision and with the participation of our management, including our Interim Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Interim Chief Executive Officer and Interim Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures are effective to ensure that information relating to the Company (including its consolidated subsidiaries) required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable SEC rules and forms.

      There have been no significant changes in our internal control over financial reporting during fiscal year 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

      Our Joint Board has determined that Michael Brown, Michael Gillfillan and James Loudon are “audit committee financial experts”, as such term is defined by applicable SEC rules.

Item 16B.	Code of Ethics

      We seek to maintain high standards of integrity and are committed to ensuring that we conduct our business in accordance with high standards of ethical behavior. In 2003 we revised and updated our already comprehensive Code of Ethics and we will continue to do so periodically. The Code of Ethics applies to all Company employees, including our principal executive and senior financial officers. This Code of Ethics is publicly available on the Corporate Governance area of our website at www.jameshardie.com.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Our Independent Auditors

      See page F-48 in this Form 20-F for fees billed by our independent auditors in fiscal years 2004, 2003 and 2002.

Audit Committee’s Pre-Approval Policies and Procedures

      In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by PricewaterhouseCoopers LLP are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our auditors to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

      All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its auditing firm. We obtain these services from other service providers as needed.

Item 16D.	Exemptions from Listing Standards for Audit Committees

      Not Required

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not Required

PART III

Item 18.	Financial Statements

      See pages F-1 through F-48, incorporated into this annual report by reference.

Item 19.	Exhibits

      Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on November 5, 2003 of James Hardie Industries N.V. (English Translation)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(2)
2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(1)
2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(1)
2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(6)
2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(1)
2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(1)

Exhibit
Number	Description of Exhibits

2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(1)
2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch(1)
2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(1)
2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(1)
2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited(1)
2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(1)
2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association(1)
2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch (1)
2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch(7)
2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Bank, National Association; and WestLB AG, Sydney Branch(7)
2.18	Amendment Agreement to Amended and Restated Standby Loan Agreement, effective April 30, 2004, among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank, National Association
2.19	Form of Extension Letter, relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank NV, Sydney Branch; BNP Paribas; and WestLB AG, Sydney Branch
2.20	Extension Letter relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank N.A.
2.21	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(7)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(1)
4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan(1)
4.3	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2001(1)
4.4	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002(6)

Exhibit
Number	Description of Exhibits

4.5	Executive Service Agreement, effective as of November 1, 2002, between James Hardie Industries N.V. and Peter Donald Macdonald(6)
4.6	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. and Peter Donald Macdonald
4.7	Employment Agreement, effective June 1, 2004 between James Products Building Products Inc. and Peter Shafron
4.8	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. on behalf of James Hardie Building Products Inc. and the Company, and Peter Shafron
4.9	Consulting agreement, dated November 15, 2004, between James Hardie Industries N.V. and Peter Shafron
4.10	Form of Executive Officer Employment Agreement (applies to Mr. David Merkley, Mr. Donald Merkley and Mr. Morley)(7)
4.11	Employment Agreement, effective as of September 1, 2004, between James Hardie Building Products, Inc. and Louis Gries
4.12	Amended Secondment dated October 8, 2004 between James Hardie Building Products Inc. and James Chilcoff
4.13	Employment Agreement Treasury Manager, effective as of October 1, 2001, between RCI Netherlands Investments B.V. (to be renamed James Hardie International Finance B.V.) and Folkert H. Zwinkels
4.14	Attachment to the assignment letter of F.H. Zwinkels between James Hardie Industries N.V. and Folkert H. Zwinkels dated May 18, 2003
4.15	Addendum to Employment Agreement Treasury Manager between James Hardie International Finance B.V. and Folkert H. Zwinkels dated August 6, 2004
4.16	Contract of Employment, effective as of January 1, 2004, between James Hardie Industries N.V. and W. (Pim) Vlot
4.17	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(1)
4.18	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(1)
4.19	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(1)
4.20	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia
4.21	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia
4.22	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia
4.23	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia
4.24	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand
4.25	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand

Exhibit
Number	Description of Exhibits

4.26	Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001, between WL Homes LLC and James Hardie Gypsum, Inc. (5)(8)
4.27	Assignment and Assumption Agreement dated April 25, 2002, between James Hardie Gypsum, Inc. and James Hardie, Inc. in reference to the Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001(6)
4.28	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(1)
4.29	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc and James Hardie Inc.(6)
4.30	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(6)
4.31	Supervisory Board Share Plan, dated July 19, 2002(6)
8.1	List of significant subsidiaries of James Hardie Industries N.V.
10.1	Consent of independent registered public accounting firm
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Excerpts of the Securities Clearing House Business Rules, including Temporary Rule Book inserts thereto, as of September 28, 2001(4)
99.2	Excerpts of the Corporations Act 2001, as of September 28, 2001(4)
99.3	ASIC Class Order 00/182, dated February 13, 2000(4)
99.4	ASIC Modification, dated August 23, 2001 (4)

(1)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to our Registration Statement on Form 20-F dated September 28, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement Form F-6 dated September 12, 2001 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Amendment No. 1 to our Registration Statement Form F-6 dated September 28, 2001 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Amendment No. 2 to our Registration Statement on Form 20-F dated October 1, 2001 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 4, 2002 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(8)	Certain portions of the exhibit have been omitted and submitted to the Securities and Exchange Commission pursuant to a confidential treatment request filed on October 1, 2001.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.

By:	/s/ LOUIS GRIES

Louis Gries
Interim Chief Executive Officer

Date: November 22, 2004

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

James Hardie Industries N.V. and Subsidiaries

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries (the “Company”) at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 14 to the consolidated financial statements, the Company is subject to certain significant contingencies, including claims against former subsidiaries; the Special Commission of Inquiry established by the government of New South Wales, Australia; an investigation by the Australian Securities and Investments Commission; and an offer of an indemnity to ABN 60 together with a related offer to provide funding to the Medical Research and Compensation Foundation.

/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

June 24, 2004, except for Note 14,
as to which the date is November 19, 2004

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		March 31	March 31
	Notes	2004	2003

	(Millions of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	3	$72.3	$54.6
Accounts and notes receivable, net of allowance for doubtful accounts of $1.2 million and $1.0 million as of March 31, 2004 and 2003, respectively	4	118.4	87.8
Inventories	5	103.2	74.0
Refundable income taxes	16	37.8	44.6
Prepaid expenses and other current assets		8.8	6.6
Deferred tax assets	16	24.7	23.0
Current assets — discontinued operations	17	—	5.4

Total current assets		365.2	296.0
Long-term receivables		6.1	3.7
Investments	6	3.7	6.0
Property, plant and equipment, net	7	567.1	520.0
Intangible assets, net	8	3.0	3.4
Prepaid pension cost	9	14.1	—
Deferred tax assets	16	12.0	21.4
Non-current assets — discontinued operations	17	—	1.3

Total assets		$971.2	$851.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	10	$78.5	$74.0
Current portion of long-term debt	11	17.6	—
Short-term debt	11	10.8	8.8
Accrued payroll and employee benefits		41.1	31.6
Accrued product warranties	13	9.7	7.3
Income taxes payable	16	9.8	7.7
Other liabilities	12	1.8	4.9
Current liabilities — discontinued operations	17	—	2.3

Total current liabilities		169.3	136.6
Long-term debt	11	147.4	165.0
Deferred income taxes	16	65.2	59.5
Accrued product warranties	13	2.3	7.5
Other liabilities	12,16	82.3	48.5

Total liabilities		466.5	417.1

Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, 2.0 billion shares authorized; Euro 0.59 par value, 458,558,436 shares issued and outstanding at March 31, 2004 and Euro 0.64 par value, 457,514,598 shares issued and outstanding at March 31, 2003	18, 23	245.2	269.7
Additional paid-in capital	18, 23	134.0	171.3
Retained earnings		151.1	44.4
Employee loans	18	(4.0)	(4.4)
Accumulated other comprehensive loss	21	(21.6)	(46.3)

Total shareholders’ equity		504.7	434.7

Total liabilities and shareholders’ equity		$971.2	$851.8

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Years Ended March 31

	Notes	2004	2003	2002

		(Millions of US dollars,
		except per share data)
Net sales	20	$981.9	$783.6	$591.7
Cost of goods sold		(623.0)	(492.8)	(393.4)

Gross profit		358.9	290.8	198.3
Selling, general and administrative expenses		(162.0)	(144.9)	(109.3)
Research and development expenses		(22.6)	(18.1)	(14.1)
Other operating (expense) income	15	(2.1)	1.0	(28.1)

Operating income		172.2	128.8	46.8
Interest expense		(11.2)	(23.8)	(18.4)
Interest income		1.2	3.9	2.4
Other income (expense)		3.5	0.7	(0.4)

Income from continuing operations before income taxes	20	165.7	109.6	30.4
Income tax expense		(40.4)	(26.1)	(3.1)

Income from continuing operations		125.3	83.5	27.3

Discontinued operations:
Income from discontinued operations, net of income tax expense of ($0.1) million, ($1.6) million and ($0.9) million for 2004, 2003 and 2002, respectively	17	0.2	3.0	1.5
Gain on disposal of discontinued operations, net of income tax benefit (expense) of $4.8 million, ($45.3) million and $1.3 million for 2004, 2003 and 2002, respectively	17	4.1	84.0	2.0

Income from discontinued operations		4.3	87.0	3.5

Net income		$129.6	$170.5	$30.8

Income per share — basic:
Income from continuing operations		$0.27	$0.18	$0.06
Income from discontinued operations		0.01	0.19	0.01

Net income per share — basic		$0.28	$0.37	$0.07

Income per share — diluted:
Income from continuing operations		$0.27	$0.18	$0.06
Income from discontinued operations		0.01	0.19	0.01

Net income per share — diluted		$0.28	$0.37	$0.07

Weighted average common shares outstanding (Millions):
Basic	2	458.1	456.7	438.4
Diluted	2	461.4	459.4	440.4

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Cash flows from operating activities:
Net income	$129.6	$170.5	$30.8
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(4.1)	(84.8)	(2.0)
Gain on sale of land and buildings	(4.2)	—	—
(Gain) loss on disposal of investments and negotiable securities	—	(0.4)	1.3
Impairment loss on investment	2.2	—	—
Depreciation and amortization	36.4	28.7	39.9
Deferred income taxes	14.6	(10.6)	(0.6)
Prepaid pension cost	1.8	2.3	0.9
Tax benefit from stock options exercised	0.4	0.8	0.2
Stock compensation	3.3	1.9	1.8
Other	0.7	—	(0.4)
Changes in operating assets and liabilities:
Accounts receivable	(24.8)	(10.8)	(32.1)
Inventories	(24.9)	(8.5)	16.4
Prepaids and other current assets	2.1	(12.5)	1.4
Accounts payable	1.3	14.5	(4.7)
Accrued liabilities and other liabilities	28.2	(26.3)	23.7

Net cash provided by operating activities	162.6	64.8	76.6

Cash flows from investing activities:
Purchases of property, plant and equipment	(74.8)	(90.2)	(52.4)
Proceeds from sale of property, plant and equipment	10.9	49.0	0.3
Payments for subsidiaries and businesses, net of cash acquired	—	—	(40.8)
Proceeds from disposal of subsidiaries and businesses, net of cash invested	5.0	334.4	7.3
Proceeds from sale and maturity of investments	—	1.1	4.4
Collections on loans receivable	0.9	0.7	4.0
Cash transferred on establishment of ABN 60 Foundation	—	(57.1)	—

Net cash (used in) provided by investing activities	(58.0)	237.9	(77.2)

Cash flows from financing activities:
Net proceeds from line of credit	0.5	3.1	3.9
Proceeds from borrowings	—	2.4	226.5
Repayments of borrowings	—	(160.0)	(342.3)
Proceeds from issuance of shares	3.2	4.2	113.9
Repayments of capital	(68.7)	(94.8)	(22.5)
Dividends paid	(22.9)	(34.3)	(20.3)

Net cash used in financing activities	(87.9)	(279.4)	(40.8)

Effects of exchange rate changes on cash	0.5	0.7	(2.6)
Net increase (decrease) in cash and cash equivalents	17.2	24.0	(44.0)
Cash and cash equivalents at beginning of period	55.1	31.1	75.1

Cash and cash equivalents at end of period	72.3	55.1	31.1

Components of cash and cash equivalents:
Cash at bank and on hand	24.6	39.7	11.1
Short-term deposits	47.7	14.9	20.0

Cash and cash equivalents — continuing operations	72.3	54.6	31.1
Cash at bank and on hand — discontinued operations	—	0.5	—

Cash and cash equivalents at end of period	$72.3	$55.1	$31.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalized	$11.7	$28.1	$25.8
Cash (refunded) paid during the period for income taxes, net	$(6.5)	$77.3	$(10.2)

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained		Accumulated
		Additional	Earnings		Other
	Common	Paid-In	(Accumulated	Employee	Comprehensive
	Stock	Capital	Deficit)	Loans	Income (Loss)	Total

	(Millions of US dollars)
Balances as of March 31, 2001	$435.5	$—	$(102.3)	$(7.9)	$(44.2)	$281.1
Comprehensive income (loss):
Net income	—	—	30.8	—	—	30.8
Other comprehensive income (loss):
Effect of adopting SFAS No. 133:
Unrealized transition loss on derivative instruments classified as cash flow hedges	—	—	—	—	(4.9)	(4.9)
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	—	(14.9)	(14.9)
Unrealized gain on available-for-sale securities	—	—	—	—	1.3	1.3

Other comprehensive loss	—	—	—	—	(17.4)	(17.4)

Total comprehensive income						13.4
Dividends paid	—	—	(20.3)	—	—	(20.3)
Conversion of JHIL no par common shares to JHI NV Euro 0.50 par value common shares	(333.4)	333.4	—	—	—	—
Issuance of common stock	103.1	9.9	—	—	—	113.0
Return of capital of $0.05 per share	—	(22.5)	—	—	—	(22.5)
Stock compensation	—	1.8	—	—	—	1.8
Tax benefit from stock options exercised	—	0.2	—	—	—	0.2
Employee loans repaid	—	—	—	3.1	—	3.1
Stock options exercised	0.2	0.7	—	—	—	0.9

Balances as of March 31, 2002	205.4	323.5	(91.8)	(4.8)	(61.6)	370.7
Comprehensive income (loss):
Net income	—	—	170.5	—	—	170.5
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	21.9	21.9
Additional minimum pension liability adjustment	—	—	—	—	(7.7)	(7.7)

Other comprehensive income	—	—	—	—	15.3	15.3

Total comprehensive income						185.8
Dividends paid	—	—	(34.3)	—	—	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	—	—	—	—
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	—	—	—	—	(94.8)
Stock compensation	—	1.9	—	—	—	1.9
Tax benefit from stock options exercised	—	0.8	—	—	—	0.8
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	1.2	3.0	—	—	—	4.2

Balances as of March 31, 2003	269.7	171.3	44.4	(4.4)	(46.3)	434.7
Comprehensive income (loss):
Net income	—	—	129.6	—	—	129.6
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	16.0	16.0
Unrealized loss on available-for-sale securities	—	—	—	—	(0.1)	(0.1)
Additional minimum pension liability adjustment	—	—	—	—	7.7	7.7

Other comprehensive income	—	—	—	—	24.7	24.7

Total comprehensive income						154.3
Dividends paid	—	—	(22.9)	—	—	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	—	—	—	—
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	—	—	—	—	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	—	—	—	—
Stock compensation	—	3.3	—	—	—	3.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	0.8	2.4	—	—	—	3.2

Balances as of March 31, 2004	$245.2	$134.0	$151.1	$(4.0)	$(21.6)	$504.7

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Background and Basis of Presentation

Nature of Operations

      The Company manufactures and sells fiber cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to April 25, 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

      On July 2, 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On October 16, 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of November 1, 1998, JHIL contributed its fiber cement businesses, its U.S. gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

      On July 24, 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). Completion of the 2001 Reorganization occurred on October 19, 2001. In connection with the 2001 Reorganization, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV. Following the 2001 Reorganization, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization.

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

2.	Summary of Significant Accounting Policies

Accounting Principles

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The U.S. dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

      Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

      All assets and liabilities are translated into U.S. dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognized in income currently.

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

Investments

      Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities are designated as available-for-sale securities. Accordingly, these securities are stated at fair value based upon quoted market prices, with unrealized gains and losses charged to other comprehensive income in shareholders’ equity, net of taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income or expense currently.

      Other investments without readily available quoted market prices are recorded at the lower of cost or management’s estimate of fair value.

Property, Plant and Equipment

      Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Machinery and equipment	5 to 27
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

      The cost of additions and improvements is capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. Capitalized interest

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

Intangible Assets

      Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. The adoption of this standard, effective April 1, 2002, had no material impact on the Company’s consolidated financial statements. The Company’s selling, general and administrative expenses were reduced by approximately $0.1 million for each of the years ended March 31, 2004 and 2003 due to the discontinuance of goodwill amortization as required by SFAS No. 142.

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

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses the financial accounting and reporting for legal obligations associated with the retirement of tangible assets and the associated asset retirement costs. SFAS No. 143 provisions apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalized as part of the asset’s carrying value and allocated to expense over the asset’s useful life. In accordance with SFAS No. 143, the Company accrues for reclamation costs associated with mining activities, which are accrued during production and are included in determining the cost of production. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Revenue Recognition

      The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Advertising and Legal

      The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $15.2 million, $10.5 million and $10.3 million during the years ended March 31, 2004, 2003 and 2002, respectively.

      It is currently the Company’s policy to expense any legal costs as incurred.

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Stock-Based Compensation

      In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123,” the Company has elected to recognize stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after March 31, 1995. See Note 18 for full disclosures required under SFAS No. 123 and 148.

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended March 31

	2004	2003	2002

	(Millions except
	per share amounts)
Basic common shares outstanding	458.1	456.7	438.4
Dilutive effect of stock options	3.3	2.7	2.0

Diluted common shares outstanding	461.4	459.4	440.4

Net income per share — basic	$0.28	$0.37	$0.07
Net income per share — diluted	$0.28	$0.37	$0.07

      Potential common shares of 2.0 million, 1.3 million and 4.2 million for the years ended March 31, 2004, 2003 and 2002, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

      Accumulated other comprehensive income (loss) includes adjustments for additional minimum pension liabilities, foreign currency translation, unrealized gains and losses on available-for-sale securities and derivative instruments and is presented as a separate component of shareholders’ equity.

Extinguishments of Debt

      In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. As permitted under SFAS No. 145, the Company has early adopted the provisions of this standard effective April 1, 2002. As a result of the early retirement of $60.0 million of the Company’s long-term debt, the Company incurred charges of $9.9 million related to a make-whole payment paid to certain noteholders on December 23, 2002. Accordingly, this amount was included in interest expense in the year ended March 31, 2003 rather than as an extraordinary item.

Recent Accounting Pronouncements

Amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the FASB as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain Financial Instruments with Characteristics of both Liabilities and Equity

      In May 2003, the FASB issued SFAS No. 150, “Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how a company clarifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires a company to classify such instruments as liabilities, whereas they previously may have been classified as equity. The standard is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Employers’ Disclosures about Pensions and Other Postretirement Benefits

      In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for the fiscal years ending after June 15, 2004. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities

      In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46 which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ended after December 15, 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after January 31, 2003 did not have an impact on the Company’s consolidated financial statements. Additionally, the Company does not expect the other provisions of FIN 46R to have a material impact on the Company’s consolidated financial statements.

3.	Cash and Cash Equivalents

      Cash and cash equivalents consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Cash at bank and on hand	$24.6	$39.7
Short-term deposits	47.7	14.9

Total cash and cash equivalents	$72.3	$54.6

      Short-term deposits are placed at floating interest rates varying between 0.90% to 1.02% and 1.18% to 1.75% as of March 31, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Accounts and Notes Receivable

      Accounts and notes receivable consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Trade receivables	$109.9	$83.0
Other receivables and advances	9.7	5.8
Allowance for doubtful accounts	(1.2)	(1.0)

Total accounts and notes receivable	$118.4	$87.8

      The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31

	2004	2003

	(Millions of
	US dollars)
Balance at April 1	$1.0	$0.5
Charged to expense	0.9	0.5
Costs and deductions	(0.8)	(0.1)
Foreign currency movements	0.1	0.1

Balance at March 31	$1.2	$1.0

5.	Inventories

      Inventories consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Finished goods	$76.7	$54.7
Work-in-process	6.4	4.5
Raw materials and supplies	22.3	16.2
Provision for obsolete finished goods and raw materials	(2.2)	(1.4)

Total inventories	$103.2	$74.0

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Investments

      Investments consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Available-for-sale securities:
Marketable securities at cost	$2.1	$3.2
Unrealized gains	—	1.1

Marketable securities at fair value	2.1	4.3
Other investments at cost approximating fair value	1.6	1.7

Total investments	$3.7	$6.0

7.	Property, Plant and Equipment

      Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

	(Millions of US dollars)
Balance at April 1, 2003:
Cost	$8.6	$119.8	$444.4	$107.0	$679.8
Accumulated depreciation	—	(20.9)	(138.9)	—	(159.8)

Net book value	8.6	98.9	305.5	107.0	520.0
Changes in net book value:
Capital expenditures	3.5	25.1	89.5	(44.0)	74.1
Retirements and sales	(0.8)	(5.3)	(0.6)	—	(6.7)
Depreciation	—	(4.7)	(31.2)	—	(35.9)
Other movement	—	—	(0.7)	—	(0.7)
Foreign currency translation adjustments	—	—	16.3	—	16.3

Total changes	2.7	15.1	73.3	(44.0)	47.1
Balance at March 31, 2004:
Cost	11.3	135.0	562.8	63.0	772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	$11.3	$114.0	$378.8	$63.0	$567.1

      Construction in progress consists of plant expansions and upgrades.

      Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $1.6 million, $1.7 million and $6.5 million for the years ended March 31, 2004, 2003 and 2002, respectively. Depreciation expense for continuing operations was $35.9 million, $27.2 million and $23.3 million for the years ended March 31, 2004, 2003 and 2002, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Intangible Assets

      Intangible assets consist of the following components:

	Goodwill	Other	Total

	(Millions of US dollars)
Balance at April 1, 2003:
Cost	$2.0	$2.3	$4.3
Accumulated amortization	(0.2)	(0.7)	(0.9)

Net book value	1.8	1.6	3.4
Changes in net book value:
Amortization	—	(0.5)	(0.5)
Additional minimum pension liability	—	(0.1)	(0.1)
Foreign currency translation adjustments	0.3	(0.1)	0.2

Total changes	0.3	(0.7)	(0.4)
Balance at March 31, 2004:
Cost	2.3	2.1	4.4
Accumulated amortization	(0.2)	(1.2)	(1.4)

Net book value	$2.1	$0.9	$3.0

      The Company recorded amortization expense of $0.5 million, $0.2 million and nil for the years ended March 31, 2004, 2003 and 2002, respectively, related to other intangibles. Amortization expense of $0.2 million has been recorded for the year ended March 31, 2002 related to goodwill.

9.	Retirement Plans

      The Company sponsors a defined contribution plan for employees in its U.S. operations and defined benefit and defined contribution plans for its Australian and New Zealand employees, respectively. The defined contribution plan in the U.S. covers all U.S. employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages. The Company’s expense for its defined contribution plans totaled $3.8 million, $2.9 million and $2.6 million for the years ended March 31, 2004, 2003 and 2002, respectively.

      The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Service cost	$2.9	$2.7	$2.9
Interest cost	2.9	2.9	2.4
Expected return on plan assets	(3.6)	(3.2)	(3.7)
Amortization of unrecognized transition asset	(0.9)	(0.8)	(0.8)
Amortization of prior service costs	0.1	—	—
Recognized net actuarial loss	0.4	0.7	0.1

Net periodic pension cost	$1.8	$2.3	$0.9

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A settlement loss of $1.3 million was recognized during the year ended March 31, 2002 as a result of the sale of the Company’s Windows business.

      The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of March 31 for the Australian defined benefit pension plan:

	March 31

	2004	2003	2002

Net Periodic Benefit Cost Assumptions:
Discount rate	6.8%	7.0%	5.5%
Rate of increase in compensation	3.5%	3.5%	4.0%
Expected return on plan assets	6.8%	7.0%	7.5%
Projected Benefit Obligation Assumptions:
Discount rate	6.5%	6.8%	7.0%
Rate of increase in compensation	4.0%	3.5%	3.5%

      Plan assets consist primarily of investments in marketable securities. Net unrecognized gains and losses are amortized over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognized over 5 years. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2003 to 2004 and from 2002 to 2003 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2003 to 2004 and from 2002 to 2003 is a result of lower expected after-tax rates of return.

      The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian defined benefit pension plan:

	Years Ended
	March 31

	2004	2003

	(Millions of
	US dollars)
Changes in benefit obligation:
Benefit obligation at April 1	$38.5	$38.7
Service cost	2.9	2.7
Interest cost	2.9	2.9
Plan participants’ contributions	0.3	0.3
Actuarial gain	(1.5)	(5.5)
Benefits paid	(11.8)	(5.5)
Foreign currency translation	9.4	4.9

Benefit obligation at March 31	$40.7	$38.5

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended
	March 31

	2004	2003

	(Millions of
	US dollars)
Changes in plan assets:
Fair value of plan assets at April 1	$37.7	$39.8
Actual return (loss) on plan assets	3.0	(4.4)
Employer contributions	2.8	2.5
Participant contributions	0.3	0.3
Benefits paid	(11.8)	(5.5)
Foreign currency translation	9.2	5.0

Fair value of plan assets at March 31	$41.2	$37.7

Funded status	$0.6	$(0.8)
Unamortized prior service cost	0.1	0.1
Unrecognized actuarial loss	13.4	11.9
Unrecognized net transition asset	—	(0.8)

Net asset	$14.1	$10.4

Pension assets (liabilities) recognized in the financial statements:
Prepaid pension cost	$14.1	$10.4
Accrued pension liability	—	(11.2)
Accumulated other comprehensive loss	—	11.1
Intangible asset	—	0.1

      The Company recorded an additional minimum pension liability of $11.2 million at March 31, 2003 as required by SFAS No. 87, “Employers’ Accounting for Pensions.” The adjustment was reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. In the current fiscal year, this minimum pension liability was reversed as the fair value of plan assets exceeded the plan’s accumulated benefit obligation at March 31, 2004.

10.	Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Trade creditors	$54.7	$49.7
Other creditors and accruals	23.8	24.3

Total accounts payable and accrued liabilities	$78.5	$74.0

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Short and Long-Term Debt

      Long-term debt consists of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
US$ noncollateralized notes — current portion	$17.6	$—
US$ noncollateralized notes — long term portion	147.4	165.0

Total debt at 7.09% average rate	$165.0	$165.0

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

      The Company has a short-term US$ line of credit which provides for maximum borrowings of $11.5 million. At March 31, 2004, the Company had drawn down $10.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity in October and December 2004. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At March 31, 2004 and 2003, the weighted average interest rate on outstanding borrowings under this facility was 3.24% and 4.80%, respectively. The Company expects to renew this agreement under similar terms and conditions after its maturity in October and December 2004.

      The US$ denominated non-collateralized revolving loan facility can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million ($152.0 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2004, the Company paid $0.4 million in commitment fees. At March 31, 2004, there was $152.0 million available under this revolving loan facility.

      The Company has short-term non-collateralized stand-by loan facilities which provide for maximum borrowings of $117.5 million. At March 31, 2004, the facilities had a maturity date of October 30, 2004 and the Company had not drawn down any of these facilities. During April 2004, the Company renegotiated the facilities to extend the maturity date to April 30, 2005. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year, the Company paid $0.2 million in commitment fees.

      The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended March 31, 2002.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At March 31, 2004, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of
US dollars)

Years Ending March 31:
2005	$17.6
2006	25.7
2007	27.1
2008	8.1
2009	46.2
Thereafter	40.3

Total	$165.0

      As a consequence of the completion of the sale of the Gypsum business on April 25, 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralized note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid $60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended March 31, 2003.

      At March 31, 2004, management believes it was in compliance with all restrictive covenants contained in the non-collateralized notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

12.	Other Liabilities

      Other liabilities consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Current other liabilities:
Reorganization	$0.7	$0.8
Surplus leased space	—	1.5
Other	1.1	2.6

Total current other liabilities	$1.8	$4.9

Non-current other liabilities:
Employee entitlements	13.5	15.4
Product liability	5.6	1.2
Other	63.2	31.9

Total non-current other liabilities	$82.3	$48.5

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Product Warranties

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

	March 31

	2004	2003

	(Millions of
	US dollars)
Balance at beginning of period	$14.8	$17.7
Accruals for product warranties	2.2	0.1
Settlements made in cash or in kind	(5.7)	(3.3)
Foreign currency translation adjustments	0.7	0.3

Balance at end of period	$12.0	$14.8

14.	Commitments and Contingencies

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

Legal

      The Company is involved from time to time in various legal proceedings and administrative actions incidental to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions in the normal conduct of business should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

      In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”) established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries (“James Hardie”). The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from February 16, 2001, has not owned, or controlled (directly or indirectly) the activities of, Amaca or Amaba. In particular, the trustees are responsible for the effective management of claims against Amaca and Amaba, and for the investment of their assets. The Company has no economic interest in the Foundation, Amaca or Amaba, and has no right to dividends or capital distributions made by the Foundation.

      On March 31, 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, James Hardie no longer owns any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and has no right to dividends or capital distributions made by the ABN 60 Foundation.

      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. As Amaca, Amaba and ABN 60 are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at March 31, 2004.

      It is possible that JHI NV or any member of the James Hardie group could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. Although it is difficult to predict the incidence or outcome of future litigation, we believe that in the absence of governmental action introducing legislation, or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below under “Special Commission of Inquiry,” the risk that such suits could be successfully asserted against us is low to remote. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on our business, results of operations or financial condition. This belief is based in part on the fact that following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies are part of James Hardie; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; and the lack under Australian law of any equivalent of the U.S. legal doctrine of “successor liability” and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the restructuring or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries except in cases of fraud, agency, direct operational responsibility or the like.

      During the period ended March 31, 2004, 2003 and 2002, James Hardie has not been a party to any asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry

      On October 29, 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the Government of the State of New South Wales (“NSW”), Australia established a Special Commission of Inquiry (“SCI”) to investigate, among other

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from James Hardie and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation managing its obligations to current and future claimants.

      On July 14, 2004, the Company lodged a submission with the SCI stating that the Company would recommend that shareholders approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme should include: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which would provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including James Hardie) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limiting legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.

      The SCI finished taking evidence on August 13, 2004 and issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective and that, accordingly, although any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), no significant liabilities for those claims could be made directly against JHI NV or any other James Hardie entities.

      In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a valuable cause of action against, and therefore a material liability of, any James Hardie entity or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part this was based on actuarial work indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba were approximately A$1.570 billion. The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues which needed to be refined quite significantly but that it would be an appropriate starting point for devising an appropriate compensation scheme.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The SCI’s findings are not binding and a later court consideration of the issues could lead to one or more different conclusions.

      The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions (“ACTU”) and the Labor Council of NSW as well as the representatives of the asbestos claimants (together, the “Representatives”). The statutory scheme that the Company recommended on July 14, 2004 was rejected by the Representatives. The Company is currently in discussions with the Representatives regarding potential arrangements that could be acceptable to both the Representatives and the Company and subsequently to the Company’s shareholders and the NSW Government. Both the outcome of those discussions and the timing of any potential resolution are highly uncertain and accordingly, the Company cannot yet determine whether it will achieve a satisfactory resolution or what any potential voluntary arrangement may involve.

      The Company’s view is that, except to the extent that it agrees as a result of these discussions, under current Australian law it is not liable for any shortfall in the assets of Amaca, Amaba or the Foundation, the ABN 60 Foundation or ABN 60. The Company cannot determine when or if a resolution may be reached between itself and the Representatives. The Company is attempting to negotiate a resolution as quickly as possible. Accordingly, the Company has not established a provision for asbestos-related liabilities because at this time it is not probable nor estimable.

      In October 2004, the Company commissioned an updated actuarial study of potential asbestos-related liabilities.

      Based on the results of the study, which was updated as at June 30, 2004, it is estimated that the discounted central estimate, after allowing for expected insurance recoveries, of asbestos-related liabilities of Amaca, Amaba and ABN 60 is A$1.536 billion (discounted at 6.12% per annum) or an undiscounted central estimate of A$3.586 billion.

      In estimating the potential asbestos-related exposure, the actuaries have made a number of assumptions relating to wage inflation, superimposed inflation (being the excess of total claim cost inflation over wage inflation), discount rates, the total number of claims expected to be reported through to 2071, the pace of such notifications and their settlement, the average costs of an award (which is affected by the disease type, the age and occupation of the claimant and the jurisdiction in which the claim is brought and settled), the proportion of claims for which no award is paid by the above-named entities, and the associated average claimant and defendant legal fees to be incurred.

      Further, the actuaries have relied on the data and information provided by the Medical Research and Compensation Foundation and Litigation Management Group Pty Limited and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the reliability, accuracy or completeness of the data and information provided or used for the preparation of their report, and were not provided with the information required to carry out such a verification exercise.

      Due to inherent uncertainties in the legal and medical environment; the number and timing of future claim notifications and settlements; the recoverability of claims against insurance contracts and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the outcome could differ materially from that currently projected.

      Sensitivity analysis has been performed, showing how the actuarial estimates would change if the outcome of certain assumptions (being the rate of superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different to that included within the central estimates.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This shows that the discounted central estimates could fall in a range A$1.1 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) based on the current information available and reflecting current trends. It should be noted that the actual cost of the liabilities could fall outside that range depending on the actual outcome of the assumptions made.

      If a resolution is reached with the Representatives and approved by them, the NSW Government and the Company’s Board, shareholders and lenders, the Company may be required to make a substantial provision in its accounts at a later date, and it is possible that the Company would need to seek additional borrowing facilities. Additionally, it is possible that any future resolution of this issue may result in the Company having negative shareholders’ equity, which would be likely to restrict its ability to pay dividends to its shareholders. If the terms of a future resolution involve James Hardie making payments, either on an annual or other basis, pursuant to a statutory scheme or other form of arrangement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected.

      It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the Representatives or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprised of the Ministers of the Commonwealth and the Australian States and Territories to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. Should negotiations not lead to an acceptable conclusion, James Hardie is aware of suggestions of legislative intervention but has no detailed information as to its likely content. Negotiations with the Representatives continue and no draft legislation has currently been published.

      On November 18, 2004, the NSW Government announced its intention to conduct a review of current asbestos compensation arrangements in NSW. The intention of this review is primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims. The review is expected to report to the NSW Government early in 2005. The Company is unable to predict the outcome of this review.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Australian Securities and Investments Commission Investigation

      On September 22, 2004, the Australian Securities and Investments Commission (“ASIC”) announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from the transactions considered by the SCI. The persons whose conduct is being investigated have not been expressly identified by the ASIC. The investigation will include a review of the conduct of the directors of various James Hardie Group companies, including their conduct and statements made in relation to securities of JHI NV or JHIL and the circumstances in which various transactions occurred (including the cancellation of partly-paid shares in JHIL).

      JHI NV has received a notice from ASIC under relevant legislation to produce certain categories of documents to be considered by it in its investigation. JHI NV is currently responding to this notice and will cooperate with the ASIC in relation to all aspects of its investigation.

      The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and if claims do arise, the Company may be reimbursed under directors’ and officers’ insurance policies taken out by the Company.

Severance Agreements

      On October 20, 2004, Mr. Peter Shafron resigned from his position as Chief Financial Officer and on October 21, 2004, Mr. Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. In connection with these resignations, the Company will incur costs of $8.8 million in the quarter ending December 31, 2004. These costs will be comprised of $5.9 million of additional expense and $2.9 million of accruals existing at September 30, 2004.

ABN 60 Indemnity

      In order to facilitate the release of funding by ABN 60 to the Foundation, and thereby inter alia to seek to ensure that asbestos-related claims processing is not interrupted during the negotiations and facilitate negotiations with the Representatives, the Company offered an indemnity to the directors of ABN 60, which it announced on November 16, 2004. This proposed indemnity would require the Company to pay for any liability incurred by the ABN 60 directors resulting from the release of funding by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity, but the indemnity is being offered to relieve the concerns of those who may have hesitation about their legal and financial exposure. Additionally, the Company has offered to provide funding to the Foundation on an interim basis for a period of up to six months, commencing on November 16, 2004. The proposed interim funding by the Company would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice that claims against the Foundation should not exceed the funds which are or which are expected to become available to the Foundation during the period of the interim funding proposal. By way of example, the Company expects the prospect of such funds being exhausted will be materially reduced in the event that ABN 60 releases funds to the Foundation in light of the indemnity described above. The proposal for interim funding was put forward to relieve concerns regarding the short-term funding and payment of legitimate asbestos-related claims, and so that the Foundation would continue claims processing during the negotiation process. The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. Our indemnification obligations are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. As the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases

      As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at March 31, 2004:

(Millions of
US dollars)

Years Ending March 31:
2005	$12.5
2006	11.6
2007	10.4
2008	9.8
2009	8.8
Thereafter	75.2

Total	$128.3

      Rental expense amounted to $8.1 million, $9.0 million and $8.0 million for the years ended March 31, 2004, 2003 and 2002, respectively.

Capital Commitments

      Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $26.8 million at March 31, 2004.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Other Operating (Expense) Income

      In March 2001, the Company announced the creation of a new division for its fiber cement business in the Asia Pacific region, commencing with the 2002 fiscal year. The new regional division comprises the fiber cement operations in Australia, New Zealand and the Philippines. As a result, the Company had decided to phase out manufacturing at its Perth, Western Australia facility during the course of calendar year 2001. Accordingly, restructuring costs of $15.5 million were incurred in the Asia Pacific fiber cement segment for the year ended March 31, 2001. The Company incurred employee termination costs of $5.4 million for 189 employees: 8 from sales, 23 from administration, 5 from marketing and 153 hourly paid workers in manufacturing and distribution. One employee had left by March 31, 2001. The 2 administrative employees remaining at March 31, 2002 left in fiscal year 2003. Included in the March 2001 restructuring costs were $7.5 million for the write down of fixed assets to their estimated fair value and $2.6 million for lease cancellation charges. With Multiplex Property Trust’s (“Multiplex”), an unrelated third party, March 2004 acquisition of the Perth, Western Australia facility from Amaca Pty Ltd (see Note 17), the remaining surplus lease space accrual of $1.5 million was reversed.

      Corporate reorganization expenses represent the costs incurred in relation to the 2001 Reorganization. Included in these expenses is $2.3 million paid to our independent auditors, PricewaterhouseCoopers LLP, for related professional services.

      On February 14, 2002, the Company signed a Class Action Settlement Agreement (the “Settlement Agreement”) for all product, warranty and property related liability claims associated with its roofing products, which were previously manufactured and sold by the USA Fiber Cement business. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of $12.6 million in fiscal year 2002 to cover the estimated cost of the settlement, and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement, as well as all related costs that may be paid under the Settlement Agreement. The total liability included in the balance sheet relating to the Settlement Agreement as of March 31, 2004 and 2003 was approximately $4.7 million and $9.1 million, respectively, which is included in the product warranty liability (see Note 13).

      Other operating (expense) income consist of the following components:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Other operating (expense) income:
Settlement of terminated derivative contract	$—	$1.0	$—
Decrease in fair value of derivative contracts	—	—	(8.1)
Corporate reorganization expenses	—	—	(7.4)
Class action settlement and roofing warranties	—	—	(12.6)
Other	(2.1)	—	—

Total other operating (expense) income	$(2.1)	$1.0	$(28.1)

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities (in millions of US dollars):

	April 1,			March 31,
	2003			2004
Type of Cost	Balance	Additions	Deductions	Balance

Employee terminations	$0.8	$—	$(0.1)	$0.7
Surplus lease space	1.5	—	(1.5)	—

Total	$2.3	$—	$(1.6)	$0.7

	April 1,			March 31,
	2002			2003
Type of Cost	Balance	Additions	Deductions	Balance

Employee terminations	$0.9	$—	$(0.1)	$0.8
Surplus lease space	2.1	0.2	(0.8)	1.5

Total	$3.0	$0.2	$(0.9)	$2.3

      Additions in fiscal year 2003 reflect foreign currency movements and deductions reflect payments.

16.	Income Taxes

      The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense for continuing operations consists of the following components:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Income from continuing operations before income taxes:
Domestic(1)	$103.5	$38.6	$10.1
Foreign	62.2	71.0	20.3

Income from continuing operations before income taxes	$165.7	$109.6	$30.4

Income tax (expense) benefit:
Current:
Domestic(1)	(6.7)	(7.0)	(2.2)
Foreign	(20.4)	1.3	(2.1)

Current income tax expense	(27.1)	(5.7)	(4.3)

Deferred:
Domestic(1)	(3.9)	0.1	0.2
Foreign	(9.4)	(20.5)	1.0

Deferred income tax (expense) benefit	(13.3)	(20.4)	1.2

Total income tax expense for continuing operations	$(40.4)	$(26.1)	$(3.1)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Income tax expense computed at the statutory tax rates	$(60.7)	$(37.2)	$(11.4)
U.S. state income taxes, net of the federal benefit	(0.2)	(1.2)	0.9
Benefit from Dutch financial risk reserve regime	24.8	11.9	2.6
Expenses not deductible	(2.5)	(4.7)	(1.3)
Non-assessable items	1.3	—	9.3
Losses not available for carryforward	—	(1.4)	(3.9)
Taxes related to 2001 Reorganization	—	3.5	(18.7)
Net operating losses brought back to account	—	13.0	18.7
Increase in reserves	—	(10.0)	—
Result of U.S. tax audits	(3.9)	—	—
Other items	0.8	—	0.7

Total income tax expense	$(40.4)	$(26.1)	$(3.1)

Effective tax rate	24.4%	23.8%	10.3%

      Prior years’ Australian legislation reduced the country’s income tax rate from 34% to 30% in the year ended March 31, 2002. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax balances consist of the following components:

	March 31

	2004	2003

	(Millions of
	US dollars)
Deferred tax assets:
Provisions and accruals	$18.3	$28.0
Net operating loss carryforwards	14.6	35.6
Capital loss carryforwards	33.2	6.0
Prepaid interest	16.6	—
Taxes on intellectual property transfer	8.7	—
Other	0.3	0.4

Total deferred tax assets	91.7	70.0
Valuation allowance	(37.7)	(20.7)

Total deferred tax assets net of valuation allowance	54.0	49.3

Deferred tax liabilities:
Property, plant and equipment	(76.3)	(63.5)
Prepaid pension cost	(4.2)	—
Foreign currency movements	(1.1)	—
Other	(0.9)	(0.9)

Total deferred tax liabilities	(82.5)	(64.4)

Total deferred taxes, net	$(28.5)	$(15.1)

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following are the changes in the valuation allowance:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Balance at April 1	$(20.7)	$(42.8)	$(67.5)
Write-off Australian NOL against allowance	12.9	—	—
Australian capital losses	(29.8)	—	—
Utilization of capital losses	6.4	—	—
Cumulative translation adjustment	—	—	7.8
Transfer of ABN 60	—	16.8	—
Net deferred tax assets brought back to account	—	(4.0)	—
Reduction (addition) to expense:
Net operating losses brought back to account	—	13.0	8.8
Timing differences brought back to account	—	—	9.7
Tax rate change	—	—	(0.1)
Reduction through sale of a business	—	—	3.3
Foreign currency movements	(6.5)	(3.7)	(4.8)

Balance at March 31	$(37.7)	$(20.7)	$(42.8)

      At March 31, 2004, the Company had Australian tax loss carryforwards of approximately $38.7 million that will never expire. During fiscal year 2004, the Company wrote-off $43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

      At March 31, 2004, the Company had $110.6 million in Australian capital loss carryforwards which will never expire. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately $99.4 million primarily as a result of the Company electing to file their Australian income tax returns as a single consolidated group, and utilized $21.4 million during fiscal year 2004. At March 31, 2004, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

      Under Australian legislation in fiscal 2003, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognize value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released $13.0 million of valuation allowance during the year ended March 31, 2003.

      At March 31, 2004, the undistributed earnings of non-Dutch subsidiaries approximated $528.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

      Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

      The IRS has audited the Company’s U.S. income tax returns for all tax years ended through March 31, 2000. The Company settled all issues and paid all assessments arising out of the audit during fiscal year 2004. The California Franchise Tax Board (“FTB”) audited the Company’s California franchise tax returns for all tax years ended through March 31, 1999 and proposed substantial assessments. The Company has accrued a lesser amount for these proposed assessments that it based upon a protest that it filed on which it believes it will prevail on several issues, with the estimated result that the final assessment will not exceed the amount accrued.

      The IRS, the FTB, and the Australian Tax Office are each in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years including 1998 through 2003. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

      During fiscal year 2004, the United States of America and The Netherlands signed a Protocol that if ratified, would amend the existing U.S.-Netherlands tax treaty, under which the Company currently derives significant tax benefits. If the Protocol is ratified and the Company is unable to satisfy the requirements for treaty benefits under the Protocol, and if the Company is unable to implement alternative arrangements, it could significantly increase the Company’s effective tax rate in fiscal year 2006 forward.

17.	Discontinued Operations

Building Systems

      On May 30, 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amaca Pty Ltd and Amaba Pty Ltd

      On February 16, 2001, JHIL announced that it had established the Foundation to compensate individuals with claims against two former James Hardie subsidiaries and to fund medical research into asbestos-related diseases. ABN 60 gifted A$3.0 million ($1.7 million) in cash and transferred ownership of Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”) and Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) to the Foundation, a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba manufactured and marketed asbestos-related products prior to 1987, when all such activities ceased.

      The Foundation is managed by independent trustees and operates entirely independently of James Hardie. James Hardie does not control the activities of the Foundation in any way and, effective from February 16, 2001, does not own or control the activities of Amaca or Amaba. In particular, the trustees are responsible for the effective management of claims against Amaca and Amaba, and for the investment of their assets. James Hardie has no economic interest in the Foundation, Amaca or Amaba; it has no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 14, we do not believe we would have any liability under current Australian law should future asbestos-related liabilities of Amaca and Amaba exceed the funds available to those entities or the Foundation.

      As a result of the change in ownership of Amaca and Amaba on February 16, 2001, a gain on disposal of $2.3 million has been recorded by James Hardie at March 31, 2001, representing the net liabilities of Amaca and Amaba which were disposed of for no consideration, the A$3.0 million ($1.7 million) cash gift to the Foundation together with costs associated with the establishment and funding of the Foundation. ABN 60 had agreed to repay an existing loan of A$70.0 million ($34.3 million) due to Amaca in four annual tranches of A$15.0 million ($7.4 million) and a final tranche of A$10.0 million ($4.9 million) with the first tranche payable on August 15, 2002. However, the loan was repaid in full by ABN 60 during fiscal year 2002.

      As part of the establishment and funding of the Foundation, ABN 60 has entered into an agreement to pay to Amaca and Amaba 42 annual payments of A$5.6 million, totaling A$234.2 million ($141.4 million). Under the agreement, ABN 60 has the option of making the first seven payments and then a final payment of A$73.0 million ($44.1 million) when the eighth payment becomes due, making a total payment of A$112.0 million ($67.6 million). In addition, in the event claims against the two former subsidiaries exceed certain amounts, the Foundation has the right to demand payment of any remaining unpaid balance, discounted for early payment. On September 9, 2001, ABN 60 made an early payment of A$1.0 million ($0.5 million) to the Foundation. This payment was in addition to the annual required payment that is made each February. As a result, the required annual payments of A$5.6 million have been reduced to A$5.5 million. On March 31, 2003, ABN 60 and consequently this agreement and related liability were transferred to the ABN 60 Foundation (see Note 14).

      In 1998, the Company entered into lease agreements with Amaca whereby the Company leases, on a long-term basis, four fiber cement manufacturing facilities in Australia. Obligations under such leases amount to an aggregate of approximately $2.7 million per year. All of the leases expire on October 31, 2008. The leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

      In March 2004, Multiplex, acquired the four fiber cement manufacturing facilities in Australia from Amaca. Prior to the acquisition, James Hardie renegotiated these four leases with Multiplex (see Note 14 and Note 15).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ABN 60

      On March 31, 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest in ABN 60 or ABN 60 Foundation, has no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 14, we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, a loss on disposal of $0.4 million was recorded by James Hardie at March 31, 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million (US$57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

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

      Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Building Systems
Net sales	$2.9	$20.1	$15.2
Income before income tax expense	0.3	2.8	1.5
Income tax expense	(0.1)	(0.9)	(0.5)

Net income	0.2	1.9	1.0

Gypsum
Net sales	—	18.7	247.6
Income before income tax expense	—	1.8	0.9
Income tax expense	—	(0.7)	(0.4)

Net income	—	1.1	0.5

Total
Net sales	2.9	38.8	262.8
Income before income tax expense	0.3	4.6	2.4
Income tax expense	(0.1)	(1.6)	(0.9)

Net income	0.2	3.0	1.5

Gain on disposal, net of income taxes	4.1	84.0	2.0

Income from discontinued operations	$4.3	$87.0	$3.5

18.	Stock-Based Compensation

      At March 31, 2004, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan and two Shadow Stock Plans. Prior to fiscal year 2003, the Company elected to follow the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and to provide the pro forma disclosures required under SFAS No. 123.

      In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest (see Note 2).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal years 2004, 2003 and 2002:

	2004		2003		2002

Dividend yield		1.0%		2.9%		4.1%
Expected volatility		26.0%		27.0%		22.3%
Risk free interest rate		2.7%		2.9%		3.3%
Expected life in years		3.3		4.6		3.1
Weighted average fair at grant date	A$	1.42	A$	1.12	A$	0.77

      Compensation expense arising from stock option grants as determined using the Black-Scholes model was $3.2 million, $1.9 million and $1.6 million for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. All prior periods presented have been restated to reflect the compensation costs that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all options granted after March 31, 1995.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

      On November 17, 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganization, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal installments of 400,000 shares after November 17, 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

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

Peter Donald Macdonald Share Option Plan 2001

      On July 12, 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganization, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after July 12, 2004 if JHI NV’s total shareholder return (“TSR”) is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 6,240 options are exercisable, up to

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

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

Peter Donald Macdonald Share Option Plan 2002

      On July 19, 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHI NV at that time, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after July 19, 2005 if JHI NV’s TSR is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 return of capital.

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

Executive Share Purchase Plan

      Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. Accordingly, the Company recorded variable compensation expense of $0.1 million, nil and $0.2 million for the years ended March 31, 2004, 2003 and 2002, respectively. No shares were issued to executives during fiscal years 2004, 2003 and 2002.

2001 Equity Incentive Plan

      On October 19, 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan to key U.S. executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

			October
			2001
			Number of
Original Shadow Share	Original		Options
Grant Date	Exercise Price		Granted	Option Expiration Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010

      On December 5, 2003, December 3, 2002 and December 17, 2001, 6,179,583 options at an exercise price of A$7.05, 4,037,000 options at an exercise price of A$6.66 and 4,248,417 options at an exercise price of A$5.65, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

      The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 3, 2002 and December 17, 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 17, 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

      The following table shows the movement in the Company’s outstanding options:

	2004			2003			2002

		Weighted			Weighted			Weighted
		Average			Average			Average
	Number of	Exercise		Number of	Exercise		Number of	Exercise
	Shares	Price		Shares	Price		Shares	Price

	(In Australian dollars)
Outstanding at April 1	13,410,024	A$	5.20	10,969,562	A$	4.54	1,200,000	A$	3.87
Granted	6,179,583		7.05	5,987,000		6.42	10,341,246		4.37
Exercised	(1,023,047)		4.38	(2,059,879)		3.57	(496,257)		3.75
Forfeited	(587,853)		5.79	(1,486,659)		4.95	(75,427)		5.65

Outstanding at March 31	17,978,707	A$	5.72	13,410,024	A$	5.20	10,969,562	A$	4.54

Options exercisable at March 31	3,858,736	A$	4.54	1,948,346	A$	4.17	1,122,022	A$	3.70

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about the Company’s stock options outstanding at March 31, 2004:

	Options Outstanding				Options Exercisable

		Weighted
	Number	Average	Weighted		Number	Weighted
	Outstanding at	Remaining	Average		Exercisable	Average
	March 31,	Contractual Life	Exercise		at March 31,	Exercise
Range of Exercise Prices	2004	(in years)	Price		2004	Price

	(In Australian dollars)
A$3.09	1,404,712	6.6	A$	3.09	529,668	A$	3.09
3.13	578,500	5.6		3.13	357,555		3.13
3.18	1,200,000	5.6		3.18	800,000		3.18
4.76	624,000	7.3		4.76	—		—
5.06	2,666,587	7.7		5.06	1,291,254		5.06
5.71	1,950,000	8.3		5.71	—		—
6.45	3,478,325	8.7		6.45	862,700		6.45
7.05	6,076,583	9.7		7.05	17,559		7.05

A$3.09 to A$7.05	17,978,707	8.3	A$	5.72	3,858,736	A$	4.54

Shadow Stock Plans

      The U.S. Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the U.S. Shadow Stock Plan was December 17, 2001. The total number of shadow stock shares outstanding under the plans at March 31, 2004, 2003 and 2002 were 425,800 shares, 687,300 shares and 1,727,000 shares, respectively.

      In December 1998, a shadow stock plan for non-U.S. based employees was instituted under similar terms to the U.S. Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was August 15, 2001. The total number of shadow stock shares outstanding at March 31, 2004, 2003 and 2002 were 380,619 shares, 1,512,274 shares and 2,325,000 shares, respectively.

      On December 5, 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. All of these shares are outstanding at March 31, 2004.

      These plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of $2.6 million, $1.9 million and $5.1 million was recognized in fiscal years 2004, 2003 and 2002, respectively. The portion of this compensation expense related to Gypsum employees was $0.9 million for the year ended March 31, 2002.

19.	Financial Instruments

Foreign Currency

      As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At March 31, 2004 and 2003, the Company had not entered into any material contracts to hedge these exposures.

      The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2004 and 2003, there were no material contracts outstanding.

Derivatives

      In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fiber cement products. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the counter-party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at March 31, 2002. Also a current payable of $0.6 million related to the contract was recorded at March 31, 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million was recorded in other operating income during the fiscal year ended March 31, 2003.

Credit Risk

      Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

      The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of federally insured limits. To minimize this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

      For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter-parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

      The Company is exposed to losses on forward exchange contracts in the event that counter-parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter-party. At March 31, 2004 and 2003, total credit exposure arising from forward exchange contracts was not material.

      Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fiber cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

      At March 31, 2004, the Company had $10.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values

      The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt:

	March 31

	2004		2003

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(Millions of US dollars)
Long-term debt:
Floating	$—	$—	$—	$—
Fixed	165.0	186.8	165.0	200.7

Total	$165.0	$186.8	$165.0	$200.7

      Fair values of long-term debt were determined by reference to the March 31, 2004 and 2003 market values for comparably rated debt instruments.

20.	Operating Segment Information and Concentrations of Risk

      The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fiber Cement manufactures and sells fiber cement flat sheet products in the United States. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. Other includes the manufacture and sale of fiber cement products in Chile, the manufacture and sale of fiber cement reinforced pipes in the United States, fiber cement operations in Europe and fiber cement roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

      The following are the Company’s operating segments and geographical information:

	Net Sales to Customers(1)
	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
USA Fiber Cement	$738.6	$599.7	$444.8
Asia Pacific Fiber Cement	219.8	174.3	141.7
Other Fiber Cement	23.5	9.6	4.2

Segments total	981.9	783.6	590.7
General Corporate	—	—	1.0

Worldwide total from continuing operations	$981.9	$783.6	$591.7

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Income from
	Continuing Operations
	Before Income Taxes
	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
USA Fiber Cement(2),(3)	$195.6	$155.1	$85.8
Asia Pacific Fiber Cement(2)	37.6	27.3	20.9
Research and Development(2)	(17.6)	(13.0)	(10.0)
Other Fiber Cement	(15.9)	(10.7)	(8.9)

Segments total	199.7	158.7	87.8
General Corporate(4)	(27.5)	(29.9)	(41.0)

Total operating income	172.2	128.8	46.8
Net interest expense(5)	(10.0)	(19.9)	(16.0)
Other income (expense), net	3.5	0.7	(0.4)

Worldwide total from continuing operations	$165.7	$109.6	$30.4

	Total Identifiable
	Assets March 31

	2004	2003

	(Millions of
	US dollars)
USA Fiber Cement	$554.9	$492.2
Asia Pacific Fiber Cement	175.9	147.9
Other Fiber Cement	74.7	48.2

Segments total	805.5	688.3
General Corporate(6)	165.7	156.8
Discontinued operations	—	6.7

Worldwide total	$971.2	$851.8

	Additions to Property,
	Plant and Equipment(7)
	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
USA Fiber Cement	$56.2	$81.0	$39.3
Asia Pacific Fiber Cement	8.4	6.6	8.1
Other Fiber Cement	9.5	2.5	3.3

Segments total	74.1	90.1	50.7
General Corporate	—	0.1	0.1
Discontinued operations	—	—	1.6

Worldwide total	$74.1	$90.2	$52.4

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Depreciation and
	Amortization
	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
USA Fiber Cement	$25.1	$18.2	$14.5
Asia Pacific Fiber Cement	9.7	8.7	8.6
Other Fiber Cement	1.5	0.3	0.2

Segments total	36.3	27.2	23.3
General Corporate	0.1	0.2	0.2
Discontinued operations	—	1.3	16.4

Worldwide total	$36.4	$28.7	$39.9

Geographic Areas

	Net Sales to Customers(1)
	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
USA	$748.9	$605.0	$447.3
Australia	154.9	124.7	100.7
New Zealand	40.6	31.6	22.8
Other Countries	37.5	22.3	19.9

Segments total	981.9	783.6	590.7
General Corporate	—	—	1.0

Worldwide total from continuing operations	$981.9	$783.6	$591.7

	Total Identifiable
	Assets March 31

	2004	2003

	(Millions of
	US dollars)
USA	$609.8	$528.3
Australia	119.1	87.7
New Zealand	19.7	20.6
Other Countries	56.9	51.7

Segments total	805.5	688.3
General Corporate(6)	165.7	156.8
Discontinued operations	—	6.7

Worldwide total	$971.2	$851.8

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $6.3 million, $5.3 million and $4.0 million in fiscal years 2004, 2003 and 2002, respectively, were expensed in the USA Fiber Cement operating segment. Research and development costs of $2.2 million, $2.4 million and $2.0 million in 2004, 2003 and 2002, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $14.1 million, $10.4 million and $8.1 million in fiscal years 2004, 2003 and 2002, respectively, were

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of $3.5 million, $2.7 million and $1.9 million in fiscal years 2004, 2003 and 2002, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $22.6 million, $18.1 million and $14.1 million for the years ended March 31, 2004, 2003 and 2002, respectively.

(3)	In 2002, the operating profit of USA Fiber Cement was reduced by a $12.6 million charge for the settlement of all product, warranty and property related liability claims associated with roofing products which were previously manufactured and sold by the Company (see Note 15).

(4)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices. Pension cost related to the Australian and New Zealand defined benefit plan for the Asia Pacific Fiber Cement segment totaling $1.8 million, $2.3 million and $0.9 million in fiscal years 2004, 2003 and 2002, respectively, has been included in the General Corporate segment.

(5)	The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(6)	The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(7)	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

Concentrations of Risk

      The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major distributors that individually account for over 10% of the Company’s net sales.

      These three distributors represented 50% and 51% of the Company’s trade accounts receivable at March 31, 2004 and 2003, respectively. The following are net sales generated by these three distributors, which are all from the USA Fiber Cement segment:

	Years Ended March 31

	2004	2003	2002

	(Millions of US dollars)
Distributor A	$111.3	$125.1	$124.9
Distributor B	252.2	211.4	168.8
Distributor C	112.9	84.3	56.6

Total	$476.4	$420.8	$350.3

      Approximately 24% of the Company’s fiscal year 2004 net sales from continuing operations were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-U.S. operations on translation into U.S. dollars.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Other Comprehensive Loss

      The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the consolidated balance sheets:

	March 31

	2004	2003

	(Millions of US dollars)
Net unrealized gain on available-for-sale securities	$—	$0.1
Unrealized transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortization of unrealized transition loss on derivative instruments	3.3	2.2
Minimum pension liability adjustment	—	(7.7)
Foreign currency translation adjustments	(20.0)	(36.0)

Total accumulated other comprehensive loss	$(21.6)	$(46.3)

22.	Purchases of Assets of a Business

      On December 12, 2001, the Company acquired the net assets of Cemplank, Inc., primarily fiber cement equipment, for $40.8 million in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated statements of income include the results of operations arising from these net assets beginning December 12, 2001. The pro forma effect on the results of operations for fiscal year 2002 is not material to the Company’s consolidated financial statements.

23.	Shareholders’ Equity

      On November 5, 2003, the Company converted its common stock par value from Euro dollar 0.64 to Euro dollar 0.73. This resulted in an increase in common stock and a decrease in additional paid-in capital of $48.4 million. Simultaneously, the Company returned capital of Euro dollar 0.1305 per share to shareholders in the amount of $68.7 million. Effectively, the return of capital decreased the par value of common stock to Euro dollar 0.5995. The Company then converted its common stock par value from Euro dollar 0.5995 to Euro dollar 0.59. This resulted in a decrease in common stock and an increase in additional paid-in capital of $5.0 million.

      On November 1, 2002, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of $157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of $94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

      In fiscal year 2002, the Company completed the 2001 Reorganization whereby the Company issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL. Also in fiscal year 2002, the Company returned capital to shareholders in the amount of $22.5 million.

24.	Remuneration of Directors

      Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totaled $11.5 million and $10.6 million for the years ended March 31, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Remuneration for non-executive Directors comprises fees for attendance at meetings of the Board of Directors and its sub-committees. Remuneration for the executive Director is determined on the same basis as for other executives as described in Note 25 below.

25.	Remuneration of Executives

      Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least $100,000 was $13.4 million and $10.4 million for the years ended March 31, 2004 and 2003, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.

      The number of such executives within the specified bands are as follows:

	March 31

Range Starting at:	2004	2003

	(US dollars)
$270,000	—	1
$330,000	—	2
$340,000	—	1
$370,000	2	1
$430,000	1	—
$440,000	—	—
$460,000	1	1
$480,000	—	1
$530,000	2	—
$630,000	1	—
$660,000	1	—
$710,000	—	1
$770,000	—	1
$850,000	1	—
$930,000	1	1
$1,070,000	1	—
$1,270,000	—	1
$1,390,000	2	1
$3,189,000	1	1

	14	13

      An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and Company Secretaries of JHI NV.

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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Remuneration of Auditors

      Remuneration to our independent auditors for services provided for 2004, 2003 and 2002 were as follows:

Audit Fees

      The aggregate fees billed for professional services rendered by our independent auditors during the years ended March 31, 2004, 2003 and 2002 were $1.2 million, $1.1 million and $0.8 million, respectively. Professional services include the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

      The aggregate fees billed for assurance and related services rendered by our independent auditors during the years ended March 31, 2004, 2003 and 2002 were $0.1 million, $0.6 million and $2.5 million, respectively. Included in the March 31, 2002 audit related fees is a $2.3 million charge for professional services performed in relation to the 2001 Reorganization. All other audit related fees are for accounting consultations and audits in connection with disposals of businesses and employee benefit plan audits.

Tax Fees

      The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent auditors during the years ended March 31, 2004, 2003 and 2002 were $3.5 million, $3.4 million and $1.0 million, respectively.

All Other Fees

      In addition to the fees described above, the Company incurred minor fees from our independent auditors related to the purchase and use of software.

27.	Related Party Transactions

Directors

      The names of persons who were Directors of JHI NV at any time during the financial year are disclosed in Item 6, “Directors, Senior Management and Employees” in this Form 20-F.

Remuneration and Retirement Benefits

      Information on remuneration of Directors and Directors retirement benefits are disclosed in Item 6, “Directors, Senior Management and Employees” in this Form 20-F.

JHI NV Directors’ Securities Transactions

      The Company’s Directors and their director-related entities held an aggregate of 9,170,726 ordinary shares and 8,951,955 ordinary shares at March 31, 2004 and 2003, respectively, and 3,782,775 options and 3,774,000 options at March 31, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Supervisory Board members on August 22, 2003 participated in an allotment of 20,791 shares at A$7.52 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on July 19, 2002. Directors’ allocations were as follows:

Director	Shares Allotted

A.G. McGregor	1,260
M.R. Brown	1,260
M.J. Gillfillan	1,260
D.G. McGauchie	1,743
J.R.H Loudon	1,839
M. Hellicar	2,225
P.S. Cameron	5,602
G.J. Clark	5,602

Total	20,791

      Managing Board Director P.D. Macdonald purchased a total of 167,600 JHI NV shares, 164,000 shares in November 2003 and 3,600 shares in March 2004.

      The capital return paid by JHI NV on November 19, 2003 and JHI NV dividends paid December 16, 2003 and July 2, 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

Transactions and Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries

      At March 31, 2004 and 2003, loans totaling $167,635 and $197,130, respectively, were outstanding from Directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

      During fiscal years 2004 and 2003, repayments totaling $22,693 and $95,239, respectively, were received in respect of the Plan from A.T. Kneeshaw, P.D. Macdonald, P.G. Morley and D.A.J. Salter. During fiscal years 2004 and 2003, Directors resigned with loans outstanding totaling $26,204 and $201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

      In February 2004, we entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. Louis Gries’ brother. Under the agreement, approximately $12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of $18,423 were made for the year ended March 31, 2004.

Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries
During the Year

      Payments of $13,240 and $11,350 for the years ended March 31, 2004 and 2003, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Payments of $111,705 and $164,056 for the years ended March 31, 2004 and 2003, respectively, were made to Pether and Associates Pty Ltd, technical contractors. J.F. Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

      Payments totaling $845 for the year ended March 31, 2004 were made to R. Christensen and T. Norman. They are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA
(Unaudited, not forming part of the consolidated financial statements)

      The information furnished in the selected quarterly financial data for the years ended March 31, 2004 and 2003 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2004				Year Ended March 31, 2003
	By Quarter				By Quarter

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(Millions of US dollars)
Net sales	$241.5	$251.6	$237.5	$251.3	$194.6	$202.1	$192.6	$194.3
Cost of goods sold	(152.2)	(159.2)	(150.0)	(161.6)	(126.1)	(128.5)	(121.0)	(117.2)

Gross profit	89.3	92.4	87.5	89.7	68.5	73.6	71.6	77.1
Operating income	48.3	47.9	41.2	34.8	35.1	35.6	30.2	27.9
Interest expense	(2.5)	(2.8)	(3.0)	(2.9)	(4.0)	(3.8)	(13.5)	(2.5)
Interest income	0.2	0.4	0.2	0.4	1.1	1.3	1.1	0.4
Other (expense) income, net	—	(3.3)	(0.1)	6.9	0.3	(0.2)	—	0.6

Income from continuing operations before income taxes	46.0	42.2	38.3	39.2	32.5	32.9	17.8	26.4
Income tax expense	(13.1)	(9.4)	(10.0)	(7.9)	(10.1)	(9.9)	(2.8)	(3.3)

Income from continuing operations	32.9	32.8	28.3	31.3	22.4	23.0	15.0	23.1
Discontinued operations:
Income from discontinued operations	0.2	—	—	—	1.7	0.5	0.5	0.3
Gain on disposal of discontinued operations	1.6	—	1.8	0.7	51.8	1.1	—	31.1

Income from discontinued operations	1.8	—	1.8	0.7	53.5	1.6	0.5	31.4

Net income	$34.7	$32.8	$30.1	$32.0	$75.9	$24.6	$15.5	$54.5

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on November 5, 2003 of James Hardie Industries N.V. (English Translation)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(2)
2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(1)
2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(1)
2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(6)
2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(1)
2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(1)
2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(1)
2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch(1)
2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(1)
2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(1)
2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited(1)
2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(1)
2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association(1)
2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch(1)
2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch(7)

Exhibit
Number	Description of Exhibits

2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Bank, National Association; and WestLB AG, Sydney Branch(7)
2.18	Amendment Agreement to Amended and Restated Standby Loan Agreement, effective April 30, 2004, among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank, National Association
2.19	Form of Extension Letter, relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank NV, Sydney Branch; BNP Paribas; and WestLB AG, Sydney Branch
2.20	Extension Letter relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank N.A.
2.21	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(7)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(1)
4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan(1)
4.3	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2001 (1)
4.4	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002 (6)
4.5	Executive Service Agreement, effective as of November 1, 2002, between James Hardie Industries N.V. and Peter Donald Macdonald(6)
4.6	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. and Peter Donald Macdonald
4.7	Employment Agreement, effective June 1, 2004 between James Products Building Products Inc. and Peter Shafron
4.8	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. on behalf of James Hardie Building Products Inc. and the Company, and Peter Shafron
4.9	Consulting agreement, dated November 15, 2004, between James Hardie Industries N.V. and Peter Shafron
4.10	Form of Executive Officer Employment Agreement (applies to Mr. David Merkley, Mr. Donald Merkley and Mr. Morley)(7)
4.11	Employment Agreement, effective as of September 1, 2004, between James Hardie Building Products, Inc. and Louis Gries
4.12	Amended Secondment dated October 8, 2004 between James Hardie Building Products Inc. and James Chilcoff
4.13	Employment Agreement Treasury Manager, effective as of October 1, 2001, between RCI Netherlands Investments B.V. (to be renamed James Hardie International Finance B.V.) and Folkert H. Zwinkels
4.14	Attachment to the assignment letter of F.H. Zwinkels between James Hardie Industries N.V. and Folkert H. Zwinkels dated May 18, 2003
4.15	Addendum to Employment Agreement Treasury Manager between James Hardie International Finance B.V. and Folkert H. Zwinkels dated August 6, 2004
4.16	Contract of Employment, effective as of January 1, 2004, between James Hardie Industries N.V. and W. (Pim) Vlot
4.17	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(1)
4.18	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(1)

Exhibit
Number	Description of Exhibits

4.19	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(1)
4.20	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia
4.21	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia
4.22	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia
4.23	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia
4.24	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand
4.25	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand
4.26	Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001, between WL Homes LLC and James Hardie Gypsum, Inc.(5)(8)
4.27	Assignment and Assumption Agreement dated April 25, 2002, between James Hardie Gypsum, Inc. and James Hardie, Inc. in reference to the Purchase and Sale Agreement with Escrow Instructions, dated June 28, 2001(6)
4.28	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(1)
4.29	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc and James Hardie Inc.(6)
4.30	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(6)
4.31	Supervisory Board Share Plan, dated July 19, 2002(6)
8.1	List of significant subsidiaries of James Hardie Industries N.V.
10.1	Consent of independent registered public accounting firm
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Excerpts of the Securities Clearing House Business Rules, including Temporary Rule Book inserts thereto, as of September 28, 2001(4)
99.2	Excerpts of the Corporations Act 2001, as of September 28, 2001(4)
99.3	ASIC Class Order 00/182, dated February 13, 2000(4)
99.4	ASIC Modification, dated August 23, 2001(4)

(1)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Amendment No. 1 to our Registration Statement on Form 20-F dated September 28, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Registration Statement Form F-6 dated September 12, 2001 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Amendment No. 1 to our Registration Statement Form F-6 dated September 28, 2001 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Amendment No. 2 to our Registration Statement on Form 20-F dated October 1, 2001 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 4, 2002 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(8)	Certain portions of the exhibit have been omitted and submitted to the Securities and Exchange Commission pursuant to a confidential treatment request filed on October 1, 2001.