Form 20-F
period 2005-03-31
HARDIE JAMES INDUSTRIES NV
filed 2005-07-07
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-15240
James Hardie Industries N.V.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Atrium, 8th floor
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
None.
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 459,373,176 shares of common stock at March 31, 2005.
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐          Item 18 ☑

		Page

PART I
Item 1	Identity of Directors, Senior Management and Advisers	2
Item 2	Offer Statistics and Expected Timetable	2
Item 3	Key Information	2
	Selected Financial Data	2
	Risk Factors	6
	Forward-Looking Statements	19
Item 4	Information on the Company	19
Item 5	Operating and Financial Review and Prospects	49
Item 6	Directors, Senior Management and Employees	71
Item 7	Major Shareholders and Related Party Transactions	108
Item 8	Financial Information	111
Item 9	Listing Details	111
Item 10	Additional Information	114
Item 11	Quantitative and Qualitative Disclosures About Market Risk	128
Item 12	Description of Securities Other Than Equity Securities	130

PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies	131
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	131
Item 15	Controls and Procedures	131
Item 16A	Audit Committee Financial Expert	131
Item 16B	Code of Business Conduct and Ethics	131
Item 16C	Principal Accountant Fees and Services	132
Item 16D	Exemptions from the Listing Standards for Audit Committees	133
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	133

PART III
Item 18	Financial Statements	133
Item 19	Exhibits	133
EXHIBIT 2.1
EXHIBIT 2.2
EXHIBIT 2.3
EXHIBIT 2.4
EXHIBIT 2.5
EXHIBIT 2.22
EXHIBIT 2.23
EXHIBIT 2.24
EXHIBIT 2.25
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.8
EXHIBIT 4.9
EXHIBIT 4.10
EXHIBIT 4.11
EXHIBIT 4.12
EXHIBIT 4.14
EXHIBIT 4.15
EXHIBIT 4.16
EXHIBIT 4.17
EXHIBIT 4.18
EXHIBIT 4.25
EXHIBIT 4.26
EXHIBIT 4.27
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 15.1
EXHIBIT 15.2
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not Required.

Item 2.	Offer Statistics and Expected Timetable
      Not Applicable.

Item 3.	Key Information
      In this annual report, unless the context otherwise indicates, James Hardie Industries N.V., a “naamloze vennootschap,” or a Dutch public limited liability company incorporated and existing under the laws of The Netherlands, is referred to as “JHI NV.” JHI NV and together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” and JHI NV and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI NV and its wholly owned subsidiaries,” or the “Company.”
      The term “fiscal year” refers to our fiscal year ended March 31 of such year; the term “dollars” or “$” refers to U.S. dollars; the term “A$” refers to Australian dollars; the term “NZ$” refers to New Zealand dollars; the term “PHP” refers to Philippine pesos; and the term “CLP” refers to Chilean pesos. The term “msf” or “thousand square feet” refers to thousands of square feet, where a square foot is defined as a standard square foot of 5/16” thickness and the term “mmsf” or “million square feet” refers to millions of square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
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
      The Company has also listed its securities for trading on the New York Stock Exchange (“NYSE”). The Company sponsors a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share (“ADS”), which is issued by The Bank of New York. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”) under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADRs, we are referring to ADRs or ADSs and when we refer to our “common stock” we are referring to the shares of our common stock that are represented by CUFS.
Selected Financial Data
      We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets as of March 31, 2005 and March 31, 2004, our consolidated statements of changes in shareholders’ equity as of March 31, 2005, March 31, 2004 and March 31, 2003, and our consolidated statements of income and cash flows for the years ended March 31, 2005, 2004 and 2003, together with the related notes thereto. For periods prior to October 19, 2001, the effective date of our corporate restructuring (see Item 4, “Information on the Company — History and Development of the Company — Corporate Restructuring”), the consolidated financial statements represent the financial position, results of operations and cash flows of ABN 60 000 009 263 Pty Ltd (“ABN 60”), which was formerly known as James Hardie Industries Limited (“JHIL”) and its wholly owned subsidiaries. For periods after October 19, 2001, our consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries.
      The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP.”

      The selected consolidated financial information summarized below has been derived in part from JHI NV’s financial statements. You should read the selected consolidated financial information in conjunction with JHI NV’s financial statements and related notes contained in Item 18 and with the information provided in the section of this report entitled “Operating and Financial Review and Prospects” contained in Item 5. Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	Fiscal Years Ended March 31,

	2005	2004	2003	2002	2001

	(In millions, except sales price per unit and per share data)
Consolidated Statements of Income Data:
Net Sales
USA Fiber Cement	$939.2	$738.6	$599.7	$444.8	$373.0
Asia Pacific Fiber Cement(1)	236.1	219.8	174.3	141.7	152.0
Other(2)	35.1	23.5	9.6	5.2	1.3

Total net sales	$1,210.4	$981.9	$783.6	$591.7	$526.3

Operating income(3)	$196.2	$172.2	$128.8	$46.8	$40.5
Interest expense	(7.3)	(11.2)	(23.8)	(18.4)	(21.4)
Interest income	2.2	1.2	3.9	2.4	8.2
Other (expense) income(4)	(1.3)	3.5	0.7	(0.4)	1.6

Income from continuing operations before income taxes	189.8	165.7	109.6	30.4	28.9
Income tax (expense) benefit	(61.9)	(40.4)	(26.1)	(3.1)	0.6

Income from continuing operations	$127.9	$125.3	$83.5	$27.3	$29.5

Net income	$126.9	$129.6	$170.5	$30.8	$38.6

Income from continuing operations per common share — basic	$0.28	$0.27	$0.18	$0.06	$0.07
Net income per common share — basic	0.28	0.28	0.37	0.07	0.09
Income from continuing operations per common share — diluted	0.28	0.27	0.18	0.06	0.07
Net income per common share — diluted	0.28	0.28	0.37	0.07	0.09
Dividends paid per share	0.03	0.05	0.08	0.05	0.10
Return of capital per share	$—	$0.15	$0.20	$0.05	$—
Weighted average number of common shares outstanding
Basic	458.9	458.1	456.7	438.4	409.6
Diluted	461.0	461.4	459.4	440.4	409.6
Consolidated Cash Flow Information:
Cash flows provided by operating activities	$219.8	$162.6	$64.8	$76.6	$94.6
Cash flows (used in) provided by investing activities	(149.2)	(58.0)	237.9	(77.2)	(162.9)
Cash flows (used in) provided by financing activities	$(28.2)	$(87.9)	$(279.4)	$(40.8)	$1.3
Other Data:
Depreciation and amortization(5)	$36.3	$36.4	$27.4	$23.5	$20.6
Adjusted EBITDA(6)	232.5	208.6	156.2	70.3	68.6
Capital expenditures(7)	$153.0	$74.1	$90.2	$50.8	$114.7

	Fiscal Years Ended March 31,

	2005		2004		2003		2002		2001

	(In millions, except sales price per unit and per share data)
Volume (million square feet)(8)
USA Fiber Cement		1,855.1		1,519.9		1,273.6		988.5		852.3
Asia Pacific Fiber Cement(1)		376.9		362.1		349.9		320.7		318.9
Average sales price per unit (per thousand square feet)
USA Fiber Cement		$506		$486		$471		$450		$438
Asia Pacific Fiber Cement(1)	A$	846	A$	862	A$	887	A$	861	A$	857
Consolidated Balance Sheet Data:
Net current assets(9)		$180.2		$195.9		$159.4		$115.1		$84.9
Total assets		1,088.9		971.2		851.8		968.0		969.0
Long-term debt(10)		147.4		165.0		165.0		325.0		357.3
Shareholders’ equity		624.7		504.7		434.7		370.7		281.1

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. See Item 5, “Notes to Results of Operations,” on page 61 for additional details on sales volume and average sales price per unit in fiscal years 2004 and 2003.

(2)	Includes fiber cement manufactured and sold in Chile, fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and roofing operations in the United States. Also includes general corporate income in fiscal years 2002 and 2001 comprised primarily of rental income from subleasing office space in Sydney, Australia.

(3)	For fiscal year 2005, operating income includes Special Commission of Inquiry and other related expenses of $28.1 million. In addition, operating income includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2005, $6.0 million consisting of a settlement loss of $5.3 million related to an employee retirement plan and a $0.7 million loss on the sale of land in Sacramento, California; (ii) for fiscal year 2004, $2.1 million expense primarily related to an increase in cost provisions for our Australian and New Zealand business; (iii) for fiscal year 2003, $1.0 million income related to the settlement of a terminated derivative contract; (iv) for fiscal year 2002, $12.6 million expense related to the roofing Class Action Settlement Agreement in the United States, $7.4 million expense associated with the corporate reorganization and $8.1 million expense related to the decrease in fair value of derivative contracts; and (v) for fiscal year 2001, asset write-downs, lease termination charges and employee termination costs of $15.5 million primarily associated with the restructuring of our fiber cement business in Australia and the creation of the new Asia Pacific regional structure.

(4)	Consists primarily of the following: (i) for fiscal year 2005, the $1.3 million expense consisted of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partly offset by a $0.8 million gain on a separate investment; (ii) for fiscal year 2004, the net gain achieved after accounting for income items, including a $4.5 million profit on the sale of our New Zealand property, was partially offset by expense items, including $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch corporate structure; (iii) for fiscal year 2003, investment income of $0.7 million; (iv) for fiscal year 2002, investment expenses of $0.4 million; and (v) for fiscal year 2001, investment income of $1.6 million.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	Represents income from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, described in footnote four above, net, depreciation and amortization charges, and certain other property, goodwill and equipment impairment charges as follows:

	Fiscal Years Ended March 31,

	2005	2004	2003	2002	2001

(“Adjusted EBITDA”)
	(In millions)
Net cash provided by operating activities	$219.8	$162.6	$64.8	$76.6	$94.6
Adjustments to reconcile net income to net cash provided by operating activities, net	(61.2)	(51.1)	62.1	(41.1)	(44.8)
Change in operating assets and liabilities, net	(31.7)	18.1	43.6	(4.7)	(11.2)

Net Income	$126.9	$129.6	$170.5	$30.8	$38.6
Loss (income) from discontinued operations	1.0	(4.3)	(87.0)	(3.5)	(9.1)
Income tax expense (benefit)	61.9	40.4	26.1	3.1	(0.6)
Interest expense	7.3	11.2	23.8	18.4	21.4
Interest income	(2.2)	(1.2)	(3.9)	(2.4)	(8.2)
Other expense (income)	1.3	(3.5)	(0.7)	0.4	(1.6)
Depreciation and amortization	36.3	36.4	27.4	23.5	20.6
Impairment of property, plant and equipment	—	—	—	—	7.5

Adjusted EBITDA	$232.5	$208.6	$156.2	$70.3	$68.6

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by U.S. GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items. See our consolidated financial statements and our discussion under “Operating and Financial Review and Prospects” for further information to assist in identifying and evaluating trends in Adjusted EBITDA.

(7)	Information for capital expenditures includes both cash and credit purchases, and is for continuing businesses only.

(8)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

(9)	Total current assets less total current liabilities.

(10)	Includes current portion of long-term debt.

Risk Factors

We may be subject to potential liability because certain current and former James Hardie Group subsidiaries previously manufactured products that contained asbestos.
      Prior to 1987, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. Statutory provisions in New Zealand currently bar claims for compensatory damages arising from work-related asbestos exposure.
      Prior to 1987, two former subsidiaries of ABN 60, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”), which are now owned and controlled by the Medical Research and Compensation Foundation (the “Foundation”), manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is now owned by the ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”), manufactured products in Australia that contained asbestos. For reasons provided below under Item 4, “Information on the Company — Legal Proceedings,” we do not believe that we will have any liability under current Australian law if future liabilities of ABN 60 or the ABN 60 Foundation exceed the funds available to those entities. However, we cannot predict with any certainty any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI NV, our New Zealand subsidiary or another James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries or their past manufacture of asbestos-containing products, we may incur significant liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. See Item 4, “Information on the Company — Legal Proceedings.”

As a result of the Special Commission of Inquiry that was established in Australia to consider matters related to the Foundation, we may be subject to claims and allegations regarding asbestos-related liability and our corporate restructurings, including the corporate restructurings that resulted in the creation of the Foundation and the ABN 60 Foundation and associated intercompany transactions.
      In February 2004, the Government of the State of New South Wales (the “NSW Government”), Australia established a Special Commission of Inquiry (“SCI”) to investigate, among other matters, the circumstances in which the Foundation was established. The SCI heard evidence and received submissions from April 5, 2004 to August 13, 2004.
      On July 14, 2004, the Company announced that it would recommend that its shareholders approve a form of statutory scheme to be developed in relation to the compensation of proven asbestos-related personal injury and death claims (“Claims”) against Amaca, Amaba and ABN 60 (the “Liable Entities”).
      The SCI issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company. In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of June 30, 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted practices in the United States. As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), was approximately A$3.403 billion ($2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007. The SCI’s findings are not binding and if the issues were presented to a court, it might come to different conclusions on one or more of the issues.

      Accordingly, shortly after the release of the SCI report on September 21, 2004, the Company commenced negotiations with the Australian Council of Trade Unions (“ACTU”), the UnionsNSW (formerly known as the Labor Council of New South Wales) and a representative of the asbestos claimants (together, the “Representatives”) and subsequently also with the NSW Government, in relation to the anticipated future funding shortfall of the Liable Entities in relation to their ability to meet expected future Claims. The statutory scheme that the Company proposed on July 14, 2004 was not accepted by the Representatives.
      On October 28, 2004, the NSW Government announced its preparedness to pass legislation that would alter the Company’s current liability position. See Item 4, “Information on the Company — Legal Proceedings,” and the risk factor below entitled “The Government of the State of New South Wales has announced that it is prepared to pass legislation that would impose retroactive liability on the Company if current negotiations between the Company, the NSW Government, the ACTU and asbestos claimants do not reach an acceptable conclusion.”
      On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required, but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If current negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation. The NSW Government has stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Representatives.
      On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) under which a subsidiary of JHI NV will agree to provide, and JHI NV will guarantee, funding payments to a special purpose fund (the “SPF”) established to provide funding on a long-term basis to be applied towards meeting Claims against the Liable Entities. Once executed, the Principal Agreement will be a legally binding agreement. The implementation of the Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report and approval of the Company’s board of directors, shareholders and lenders.
      The Heads of Agreement contained two additional conditions precedent to the Principal Agreement. The first was the conduct of a review of legal and administrative costs associated with dust diseases compensation in New South Wales and the implementation of the results of that review by legislation of the NSW Government. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on March 8, 2005. Legislation was passed in the NSW Lower House (Legislative Assembly) on May 24, 2005 and the Upper House (Legislative Council) on May 25, 2005. The bill became an act on May 26, 2005. The commencement date was July 1, 2005. Based upon the passage of the act and its terms, the Company believes that this condition has been satisfied.
      The second additional condition precedent contained in the Heads of Agreement pertains to the certainty of the tax deductibility of potential asbestos compensation payments. The tax deductibility of such payments is one of the determinants of affordability which is important because it preserves the Company’s ability to fund its expansion and growth initiatives. It is also important to Claimants because it improves the Company’s capacity to fund Claims. The Company continues to be in discussions with the Australian Taxation Office and the Treasury of the Australian Government to ensure the tax deductibility of all proposed asbestos compensation payments. Without certainty regarding the tax deductibility of the potential asbestos compensation payments, the Company may not enter into the Principal Agreement. As noted above, this could result in legislative action being taken.
      On April 15, 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryugil community in Australia against Asbestos Mines Pty Ltd (“Asbestos Mines”), a former ABN 60 subsidiary, which conducted asbestos-related mining activities in or around Baryugil. The Company has no current right to access any Claim information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims. The Company’s proposal to provide additional funding to the SPF will be based on actuarial assessments of the estimated Claims against Asbestos Mines. The Company’s proposal is not limited as to the time period to which the Claims arose.
      The Company’s offer to extend the funding arrangements of the SPF to permit the SPF to meet proven asbestos-related Claims from members of the Baryulgil community is proposed to be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.
      The parties have announced a timetable for negotiations which envisages the signing of the Principal Agreement, depending on the timing of the resolution of certain matters, in late July/early August 2005 and the shareholder meeting to consider the voluntary funding proposal being held in late September/early October 2005.
      If negotiations of the Principal Agreement are completed and the Principal Agreement is subsequently executed and becomes effective, the Company may be required to make a substantial provision in its financial statements and it is possible that the Company may need to seek additional borrowing facilities. If the terms of the Principal Agreement involve the Company making payments, either on an annual or other basis, the Company’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be impaired. See Item 4, “Information on the Company — Legal Proceedings.”
      If no resolution is reached and implemented, it is not possible to predict what action the Foundation, the ABN 60 Foundation, the NSW Government, other state and territory governments, the Australian federal government, the Representatives or others may take or what the outcome of any such actions may be, although certain government officials and others have stated their anticipated actions in such circumstances. See Item 4, “Information on the Company — Legal Proceedings” and risk factor below entitled “The Government of the State of New South Wales has announced that it is prepared to pass legislation that would impose retroactive liability on the Company if current negotiations between the Company, the NSW Government, the ACTU and asbestos claimants do not reach an acceptable conclusion” for more information. The impact of any such actions could be materially adverse to the Company.
      We have continued to incur costs associated with the SCI and other related matters including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against certain former James Hardie Group Australian subsidiaries; finalization of the NSW Government’s review of legal and administrative costs; and in cooperating with the Australian Securities and Investments Commission’s (the “ASIC”) investigation into the circumstances surrounding the establishment of the Foundation. SCI and other related expenses are again likely to be material over the short-term.

In the future, we may have difficulty maintaining existing financial accommodation on their current terms, obtaining financial accommodation (debt or equity) on usual terms for other entities in the same businesses or with the same credit ratings, or obtaining certain types of financial accommodation at all. In addition, we may not be able to maintain our historical level of liquidity because we may have to make significant payments under an agreement to resolve outstanding asbestos matters.
      Historically, we have sought to renew our lines of credit, term revolving loan and 364-day stand-by loan facilities each year on substantially the same terms and conditions. We have recently entered into new credit facilities with several banks. Subject to the satisfaction of customary closing conditions, these new facilities will provide us with an increased amount of liquidity compared to what was available under our previous financing arrangements. These facilities are initially for a 364-day term, but we anticipate that two-thirds of them will be extended to a five-year term if negotiation of the Principal Agreement is completed and the Principal Agreement is subsequently executed and becomes effective. The extension of a facility will only occur if the relevant bank is satisfied with the terms of the Principal Agreement. If the final position reached in the Principal Agreement is materially different from the position in the Heads of Agreement, the extension may not occur and we may have to arrange a further refinancing.
      In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our debt on terms which are not materially less favorable than the terms currently available to us, we may have to scale back our levels of planned capital expenditure and/or take other measures to conserve cash in order to meet our future cash flow requirements.
      In addition, if the terms of the Principal Agreement involve us making payments, either on an annual or other basis, our financial position, results of operations and cash flows could be materially adversely affected and our ability to pay dividends could be impaired. See also Liquidity and Capital Resources under Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

The Government of the State of New South Wales has announced that it is prepared to pass legislation that would impose retroactive liability on the Company if current negotiations between the Company, the NSW Government, the ACTU and asbestos claimants do not reach an acceptable conclusion.
      If current negotiations concerning the Principal Agreement between the Company and the NSW Government do not reach an acceptable conclusion, the NSW Government has indicated that it may attempt to pass legislation that would seek to impose liability on the Company for asbestos claims on the Company. Negotiations with the NSW Government continues and no draft legislation which, if implemented, would impose retroactive liability, has been published, nor is any such legislation expected to be published while negotiations continue to progress. See Item 4, “Information on the Company — Legal Proceedings.”

We have experienced product bans and boycotts and negative publicity and have been subject to other measures taken by the Representatives and others to influence the resolution of matters relating to the SCI investigation and to encourage governmental action if there is no resolution.
      The Representatives and others may continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products and to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to discussions with the Representatives and to encourage governmental action if the discussions are unsuccessful. The Representatives and others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

Continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.
      We are currently subject to an investigation by ASIC into the circumstances surrounding the establishment of the Foundation and associated matters. We cannot predict when this investigation will be completed or what the results of this investigation will be. It is possible that we or our current or former directors and officers will be required to pay material fines, suffer other penalties or become liable to provide indemnification payments, each of which could have a material adverse effect on our business. The results of these or other investigations could materially and adversely affect our business, financial condition, results of operations or liquidity.

Our board of directors and senior management continue to devote significant attention to matters arising from and related to the Special Commission of Inquiry, including the negotiation of the Principal Agreement.
      Since the establishment of the SCI, our board of directors, our senior management and others within our organization have devoted a significant amount of time and resources to investigating the allegations raised in the report of the SCI, to producing documents to and complying with requests from governmental and regulatory authorities and others, to seeking resolution of issues arising out of the SCI, to preparing and negotiating the Principal Agreement and to finalizing the NSW Government’s review of legal and administrative costs. The board of directors’ and management’s focus on issues related to the SCI and the Principal Agreement may distract them from conducting the business of the Company, and this could adversely affect our results of operations.

Continuing negative publicity may continue to adversely affect our business.
      As a result of the events that were considered by the SCI, we have been the subject of negative publicity, both in Australia and elsewhere in the world. We believe that this negative publicity has contributed to declines in the price of our publicly traded securities in 2004 and 2005, and that this publicity has resulted in increased regulatory scrutiny on us. We also believe that many of our employees are operating under stressful conditions, which may reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on our results of operations and liquidity and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.

We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.
      We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, with respect to the application of our indemnity obligations to proceedings of the SCI and other regulatory bodies, we have paid all legal fees and costs incurred on behalf of any current or past employee, officer or director who has been involved in any such proceeding. In addition, our indemnification obligations would generally cover costs incurred by a director or officer in responding to an ASIC investigation or any other investigation conducted by a governmental agency or a liquidator. We or a relevant subsidiary may be reimbursed under directors’ and officers’ insurance policies taken out by us or a relevant subsidiary. However, there is no guarantee that such insurance will cover the nature of such claims or will completely cover any claims that are covered. If such costs are not insured or substantially exceed the amount of the insurance that we maintain, our business, financial condition, results of operations and liquidity could be adversely affected.

Under the U.S.-Netherlands income tax treaty and Dutch tax law, we derive substantial tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in either the treaty or laws applicable to the finance subsidiary, including the recent changes to the tax treaty, could increase our effective tax rate and, as a result, reduce our future profits and cash flows.
      On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty; post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty will apply to us and to our Dutch and U.S. subsidiaries until February 1, 2006. Under the Original U.S.-NL Treaty, a reduced 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties that our U.S. subsidiaries paid to JHI NV or our Dutch finance subsidiary. The Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates (and other treaty benefits), all of which we satisfied. If, however, we do not qualify for the benefits under the New U.S.-NL Treaty, such dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
      Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate on dividends. However, the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for reduced U.S. withholding tax rates and other treaty benefits. We are in the process of changing our organizational and operational structure to satisfy the requirements of the New U.S.-NL Treaty. Accordingly, we are planning to take a number of reorganization actions to satisfy those requirements and thus remain eligible for benefits under the New U.S.-NL Treaty. However, we cannot guarantee that we can remain eligible for benefits under the New U.S.-NL Treaty, or obtain an equally favorable result. If we elect to request a formal ruling from the U.S. tax authorities regarding whether our proposed plan meets the requirements of the New U.S.-NL Treaty provisions, we cannot assure you that we will receive a favorable ruling from them. Furthermore, we may not receive a formal ruling at all. As a result, we cannot guarantee that we will continue to receive the treaty benefits. The loss of treaty benefits could significantly increase our effective tax rate in the future, which could have a material adverse impact on our financial condition, cash flows and results of operations.
      We have previously concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Netherlands International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (“FRR”), a portion of its taxable profits from financing and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur a tax rate of approximately 15% to 18% on its qualifying financing and licensing income and a 34.5% statutory rate on all other income (34.5% is the Dutch corporate income tax rate through December 31, 2004. For calendar year 2005, the Dutch corporate income tax rate is 31.5%), including any amounts involuntarily released from the FRR to cover any risks (including currency, bad debt and foreign branch losses) for which the FRR was established. The tax rate on qualifying income may be reduced to as low as approximately 7% to 10% depending on the extent to which amounts from the FRR pay for capital expenditures of our operating companies. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfied the requirements of the International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
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

      In a separate but related development, the European Commission, the executive arm of the European Union, also reviewed the tax regimes of its member countries to identify tax concessions that the European Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the European Commission banned certain concessionary tax regimes, including the Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010. Some uncertainty exists whether, during this extended period of the International Group Finance Company regime, qualifying companies can continue to set aside profits in their FRR and defer any taxable recovery of profits from their FRR until the expiration date. Until December 31, 2010, and absent further legal developments, we intend to maintain and continue to add to the FRR of our Dutch finance subsidiary all allowable profits the subsidiary earns, and to fund capital expenditures of our operating companies with amounts from the FRR.
      Although our Dutch finance subsidiary can continue to derive benefits under the Netherlands International Group Finance Company rules until December 31, 2010, we cannot guarantee that either the EU, or another relevant authority or legislative body, would not attempt to repeal the law earlier or that a court of competent jurisdiction would not invalidate it, possibly with retrospective effect.

Substantial and increasing competition in the building products industry could adversely affect our business.
      Competition in the building products industry is based largely on price and, to a lesser extent, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
      Some of our competitors have lowered prices of their products to compete for sales. In addition, we expect our competitors to continue to expand their manufacturing capacities, to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Increased competition by existing or future competitors could adversely impact fiber cement prices and could require us to increase our investment in product development, productivity improvements and customer service and support to compete in our markets.
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
      The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damages to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our business, results of operations and financial condition.

If one or more of our fiber cement products fail to perform as expected or contain a design defect, such failure or defect, and any resulting negative publicity, could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.
      Because our fiber cement products have been used only since the early 1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our business, results of operations and financial condition.

Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business, results of operations and financial condition.
      We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our business, results of operation and financial condition.

We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties.
      We are subject to U.S. federal, state and local and foreign environmental and health and safety laws and regulations governing, among other matters, our operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage. We will continue to be liable for any environmental problems that occurred while we owned or operated any of the three gypsum facilities that we sold in April 2002. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”
      In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at certain exposure levels is known or suspected to be associated with silicosis, potentially causing lung cancer and other adverse human health effects. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are made more stringent. In addition, there is a risk that claims for silica-related disease could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related disease claims or that there will not be adverse business consequences in the distribution, end user or other markets. Any such claims may have a material adverse effect on our financial condition. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business, results of operations and financial condition.”

      The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances or product liability matters may result in us making future expenditures that could have a material adverse effect on our business, results of operations or financial condition. In addition, we cannot make any assurances that the laws currently in place will not change. Also, if applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our business, results of operations and financial condition. See Item 4, “Information on the Company — Legal Proceedings.”

Our business is dependent on the residential and commercial construction markets.
      Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could negatively affect operating results. Because of these and other factors, our operating results may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.

Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.
      In the United States, a large proportion of our fiber cement products are sold in three regions: the Southeast, the Southcentral and the Pacific Northwest. Demand for building products in these regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. We commenced production of fiber cement products in Chile in early 2001, where markets also experience decreased seasonal construction activity from May through September.

We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could adversely affect our business if we are unable to secure alternative supplies within a short time or on reasonable terms.
      Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Cellulose fiber has been subject to significant price fluctuations. Although we have not recently experienced any shortages of raw materials that have materially affected our operations, price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our business, results of operations and financial condition.

If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.
      We invest significantly in research and development because we believe that such efforts are key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition.

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
      Our top two distributors in the United States represented approximately 45% of our total U.S. fiber cement net sales in fiscal year 2005. In addition, a large home center retailer accounted for approximately 15% of our total U.S. fiber cement net sales in fiscal year 2005. Our top two distributors in Australia and our top four distributors in New Zealand accounted for approximately 20% and 95% of our total net sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2005. We generally do not have long-term contracts with our large distributors. Accordingly, if we were to lose one or more of these distributors because our competitors were able to offer distributors more favorable pricing terms or for any other reasons, we may not be able to replace distributors in a timely manner or on reasonable terms. The loss of one or more distributors could have a material adverse effect on our business, results of operations and financial condition.

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
      Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

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
      Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 21% and 24% of our net sales in fiscal years 2005 and 2004, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Chilean pesos, Euros, U.K. pounds and Canadian dollars) could significantly affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering, where possible, into contracts that require payment in U.S. dollars instead of the local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies, particularly the Philippines and Chile. Although we did not have any material interest rate swaps or forward exchange contracts outstanding as of March 31, 2005, we may enter into such financial instruments from time to time to manage our market risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our business, results of operations and financial condition.

Information technology systems integration issues could disrupt our internal operations, which could have significant adverse effects on our profitability.
      Beginning in fiscal year 2006, we expect to commence implementation of a new enterprise resource planning (“ERP”) software system. Our ongoing systems integration work could cause portions of our information technology infrastructure to experience interruptions, delays or cessations of service and produce system errors. We may not be successful in timely implementing these new systems, and transitioning data and other aspects of the process could be expensive, time consuming and disruptive. Any disruptions that may occur in the implementation of this new system could adversely affect our ability to accurately and timely report the financial results of our operations and otherwise efficiently operate our business, which could have a significant adverse effect on our profitability.

Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
      Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Our Articles of Association generally prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADRs) in such shares, a party’s relevant interest in our common stock or voting rights increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. See Item 10, “Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock.”

Because we are incorporated under Dutch laws, you may not be able to effectively seek legal recourse against us or our management and you may have difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.
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
      The rights of shareholders and the responsibilities of directors under the laws of The Netherlands may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions, and such rights under the laws of The Netherlands may differ substantially from what those rights would be under the laws of various jurisdictions in the United States.. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.

The issuance of shares of common stock or the grant of options to acquire shares of common stock could dilute the value of your shares and adversely affect the price of our common stock.
      Because the authority to issue shares, and to grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, has been delegated to our Supervisory Board, the issuance of such shares or rights could dilute the value of your shares and adversely affect the price of our common stock.
      In addition, if we issue a large number of our equity securities, the trading price of our equity securities could decrease. We may pursue acquisitions of businesses and may issue equity securities in connection with these acquisitions, although we do not currently have specific acquisitions planned. We may also issue equity securities to satisfy other liabilities of the Company. We cannot predict the effect, if any, that future sales or issuances of our equity securities or the availability of such securities for future sale will have on our securities market price from time to time.

If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business, financial condition and results of operations may be adversely affected.
      Approximately 52% of our employees in Australia and 64% of our employees in New Zealand are currently represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and New Zealand. Our Australian and New Zealand agreements expire at various times beginning September 2005. We cannot assure you that the agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to two days in Australia. In the event we experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our business, financial condition and results of operations.

Our effective income tax rate could increase and adversely affect our operating results.
      We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating losses and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets.

If we are classified as a “controlled foreign corporation” or a “passive foreign investment company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.
      Our U.S. citizen and resident shareholders could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation” or a “passive foreign investment company.” For information regarding these consequences, see Item 10, “Additional Information — Taxation — United States Taxation.” In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect.

We may acquire or divest businesses from time to time, and this may adversely affect our operating results and financial condition and may significantly change the nature of the company in which you have invested.
      In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may adversely affect our operating results and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.

Our current Chief Executive Officer and Chief Financial Officer were appointed in October 2004 after the resignations of our former Chief Executive Officer and Chief Financial Officer.
      Although our current Chief Executive Officer has been employed by us for 14 years, he has been serving as our CEO for less than one year. Our Chief Financial Officer has also been with us for less than one year. Because of the unscheduled nature of the departure of our former CEO and CFO, and the essentially concurrent appointment of our current CEO and CFO, there was little time available to smoothly transition over to the current CEO and CFO. Accordingly, it may take time for our new CEO and CFO to effectively transition into their new roles and to develop effective working relationships with our board of directors, employees, shareholders and others. We cannot assure you that this restructuring of our senior management will not adversely affect our results of operations or otherwise adversely affect us.

Forward-Looking Statements
      This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
      Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
      Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Item 4.	Information on the Company
History and Development of the Company
      Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”), or private limited liability company, to a “naamloze vennootschap” (a “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is 011 31 20 301 2980. Our Company Secretary is Mr. Benjamin Butterfield who is based in The Netherlands.

Corporate Restructuring
      On July 2, 1998, James Hardie Industries Limited (“JHIL”), now called ABN 60, which was then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”).

      James Hardie N.V. (“JHNV”) was incorporated in August 1998 as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of ABN 60. On October 16, 1998, the shareholders of ABN 60 approved the 1998 Reorganization. We began our restructuring in November 1998, primarily to address the structural imbalance and resulting operational, financial and commercial issues associated with the increasing significance and growth opportunities of our U.S. operations and the location of corporate management and our shareholder base in Australia. At that time, we successfully completed:

•	the formation of JHNV;

•	the transfer to subsidiaries of JHNV of all of our fiber cement businesses, our U.S. gypsum wallboard business, our Australian and New Zealand building systems business and our Australian windows business, all of which, except for fiber cement, were subsequently sold;

•	a debt financing, consisting of an issuance of notes to U.S. purchasers, and the arrangement of an Australian credit facility; and

•	the relocation of most of our senior executives and managers to our operational headquarters in the United States.
      On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:

•	the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds in the future if ABN 60 needed such funds to maintain its solvency;

•	The Deed of Covenant and Indemnity provided that, apart from ABN 60’s limited financial obligations to Amaba and Amaca under the deed (for which ABN 60, at the time of the establishment of the ABN 60 Foundation, had been provided with funds to invest so as to be able to meet those obligations), ABN 60 had no further obligations to Amaca or Amaba in connection with their asbestos-related liabilities, and that ABN 60 was indemnified by those entities in the event that ABN 60 incurred or suffered any such liabilities;

•	the listing of the shares of JHI NV represented by CUFS on the Australian Stock Exchange and the listing of ADRs, representing CUFS, which in turn represent shares of JHI NV, on the New York Stock Exchange; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V. (“JHIF BV”).
      As a result of the share exchange, ABN 60 shareholders ceased to hold any direct interest in ABN 60 and instead became the holders of interests in JHI NV common shares, receiving substantially their same proportional ownership interests in the Company as they had in ABN 60 before exchanging their shares.
      In addition, as a result of the exchange, ABN 60 and JHNV became direct subsidiaries of JHI NV.

      The 2001 Reorganization is generally depicted in the following simplified diagrams:
      Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as ABN 60 controlled immediately prior to the 2001 Reorganization.
      During fiscal year 2003:

•	JHI NV and ABN 60 cancelled the partly-paid shares. The decision to cancel the partly-paid shares was taken by the directors of ABN 60 who did so based on a determination that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors, including Amaba and Amaca, which, under the terms of the Deed of Covenant and Indemnity, were creditors of ABN 60 only to the extent of the limited financial obligations under that Deed. The directors determined that the funds in ABN 60 at that time would be sufficient for any such creditors;

•	ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries; and

•	Following the consolidation of the operating assets of the James Hardie Group under JHI NV and JHNV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. As described above, ABN 60 was regarded as having more than sufficient funds invested to enable it to meet its liabilities in full as they became due and payable. Also, at that time, the cash position of the Company had improved significantly as a result of the sale of the Company’s Gypsum business in the United States and the impending sale of a gypsum mine in Nevada. Despite such cash position and the ability of ABN 60 to meet its obligations under the Deed of Covenant and Indemnity, the presence of the Company’s obligation to ABN 60 was constraining the Company’s borrowing capacity because U.S. GAAP required the amount of the liability under the Deed of Covenant and Indemnity to be recorded on an undiscounted basis. On March 31, 2003, following a review of all available options to address this issue and after a thorough review had been conducted to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to a newly established company named the

ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 is managed by independent directors and operates entirely independently of the Company.

      The following is a simplified diagram of our current corporate structure:
Recent Developments

Special Commission of Inquiry and Related Developments
      In February 2004, the NSW Government established a SCI to investigate, among other matters, the circumstances in which the Foundation was established. Shortly after the release of the SCI report, on September 21, 2004, the Company commenced negotiations with the Representatives, and subsequently with the NSW Government, in relation to the anticipated future funding shortfall of the Liable Entities and their ability to meet expected future claims. On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives in relation to the principles on which a subsidiary of JHI NV would agree to provide, and JHI NV would guarantee, funding payments to a special purpose fund, which would be established to provide funding on a long-term basis for Claims against the Liable Entities.
      Since December 2004, the Company has been involved in negotiations with the NSW Government on a binding agreement, which is referred to as the Principal Agreement. Additional information about the SCI and related matters can be found below under the heading “Legal Proceedings” and above under Item 3, “Risk Factors.”
      Costs incurred during fiscal year 2005 associated with the SCI and other related matters totaled $28.1 million and included: $6.8 million related to the SCI; $4.9 million related to the internal investigation conducted by independent legal advisers, consistent with U.S. securities regulations, of the impact on our financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no impact on our 2004 financial statements); $1.2 million related to the ASIC investigation into the circumstances surrounding the creation of the Foundation; $6.4 million for resolution advisory services; $6.0 million in severance and consulting payments to former executives; and $2.8 million for other matters.

Australian Securities and Investments Commission Investigation
      On September 22, 2004, the ASIC announced that it was conducting an investigation into potential contraventions of certain Australian laws arising from the transactions considered by the SCI. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law. See also “Legal Proceedings” below.

Board and Management Changes
      On August 11, 2004, Mr. Alan McGregor resigned as Chairman of the Supervisory Board due to his continuing ill health and Ms. Meredith Hellicar was appointed Chairman of the Supervisory Board. On August 25, 2004, Mr. McGregor resigned from the Joint and Supervisory Boards and from all board committees on which he served.
      On September 28, 2004, the Company announced that Mr. Peter Macdonald and Mr. Peter Shafron were standing aside as Chief Executive Officer and Chief Financial Officer, respectively.
      On October 20, 2004, Mr. Shafron resigned from his position as Chief Financial Officer. Mr. Russell Chenu was appointed as Executive Vice President — Australia and interim Chief Financial Officer on October 21, 2004. On February 14, 2005, Mr. Chenu was appointed as our Chief Financial Officer.
      On October 21, 2004, Mr. Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. On the same day, Mr. Louis Gries was appointed as an interim member of the Managing Board (in accordance with Article 15.4 of the Company’s Articles of Association) and was named interim Chief Executive Officer. On February 14, 2005, Mr. Gries was appointed as our Chief Executive Officer. Mr. Gries’ appointment as a member of the Managing Board will be considered by the Company’s shareholders at the next General Meeting.
      Also on October 21, 2004, Mr. Folkert Zwinkels resigned from the Managing Board and Mr. W. (Pim) Vlot, the Company’s Secretary at the time, was appointed as an interim member of the Managing Board (in accordance with Article 15.4 of the Company’s Articles of Association) on the same day. On April 30, 2005, Mr. Zwinkels resigned from the Company.
      On June 30, 2005, Mr. Vlot’s temporary employment agreement expired by its terms. On July 1, 2005, Mr. Butterfield, the Company’s General Counsel, was appointed as an interim member of the Managing Board and Company Secretary. Mr. Butterfield’s appointment as a member of the Managing Board will be considered by our shareholders at the next General Meeting.

Debt Facilities
      In June 2005, we entered into new unsecured debt facilities totaling $355 million. The new debt facilities are revolving U.S. dollar cash advance facilities involving agreements with six banks, and replaced our previous revolving and stand-by loan facilities. See “Material Contracts” section under Item 10, “Additional Information.”
General Overview of Our Business
      Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines, and the second largest manufacturer of flat sheet fiber cement products in Chile. Fiber cement is currently one of the fastest growing segments of the U.S. residential exteriors industry. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 1.7 billion square feet during fiscal year 2005, an increase of approximately 19% from fiscal year 2004. Based on our knowledge, experience and third-party data, we estimate that we have 25% to 35% of the USA Interior Cement Board Market. We market our fiber cement products and systems under various Hardi brand names and other brand names such as Cemplank® siding, Sentry® siding and Artisantm roofing. We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.
      The sale of fiber cement products in the United States accounted for 78%, 75% and 77% of our total net sales from continuing operations in fiscal years 2005, 2004 and 2003, respectively.

      Our fiber cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, roofing, internal linings, facades, fencing, pipes and floor and tile underlayments. In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. During fiscal year 2005, management believes, based on its analysis of competitors’ sales that we sold approximately 90% of all fiber cement products sold in the United States, approximately 65% of all fiber cement products sold in Australia and approximately 90% of all fiber cement products sold in New Zealand. Based on our knowledge, experience and third-party data regarding our industry, we estimate that we sold approximately 12% of the estimated 12 1/2 billion square foot U.S. exteriors market total (siding, fascia, trim and soffit) in fiscal year 2005.
      The breakdown of our net sales by product category and geographic area for each of our last three fiscal years is as follows:

	Fiscal Year Ended
	March 31,

	2005	2004	2003

	(In millions)
Continuing Operations
Fiber Cement
United States	$939.2	$738.6	$599.7
Asia Pacific	236.1	219.8	174.3
Other	35.1	23.5	9.6

Total Continuing Operations	$1,210.4	$981.9	$783.6

Discontinued Operations
Gypsum (United States)	$—	$—	$18.7
Building Systems (New Zealand)	—	2.9	20.1

Total Discontinued Operations	$—	$2.9	$38.8

Total (Continuing and Discontinued Operations)	$1,210.4	$984.8	$822.4

Industry Overview

U.S. Housing Industry and Fiber Cement Industry
      In the United States, fiber cement is principally used in the residential building industry, which fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts increased from approximately 1.61 million in calendar year 2002 to approximately 1.96 million in calendar year 2004 and residential remodeling expenditures increased from approximately $173.3 billion in calendar year 2002 to approximately $198.6 billion in calendar year 2004.
      Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 1.7 billion square feet during fiscal year 2005, up approximately 19% from fiscal year 2004. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco.
      In the United States, the largest application for fiber cement products is in the external siding industry. Fiber cement is one of the fastest growing segments of the siding industry. Continued strength in residential construction combined with gains in the repair and remodel market have resulted in strong demand for external siding products. Based on our knowledge, experience and third-party data regarding our industry, we estimate that we sold approximately 12% of the estimated 12 1/2 billion square foot U.S. exteriors market total (siding, fascia, trim and soffit) in fiscal year 2005. Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are solid wood, engineered wood, fiber cement, vinyl, masonry and stucco. Vinyl has the largest share of the siding market. In recent years, fiber cement has been gaining market share against vinyl and wood and engineered wood products. In wood and engineered wood products, share growth is believed to be due to durability concerns and higher maintenance requirements of those products.
      In the U.S. civil construction market, large diameter pipes are used for major public infrastructure projects such as storm water, sewer, water distribution and other non-pressurized drainage applications. According to the most recent Freedonia Report on Large Diameter Pipes, approximately 184 million linear feet of large diameter pipes is manufactured annually in the United States. Of this amount, approximately 46% is used for storm water and sewer applications, approximately 19% is used in drainage and irrigation applications and approximately 35% is used for a variety of other applications. According to the report, the amount of large diameter pipes that is expected to be manufactured is currently expected to grow at a rate of approximately 2.4% annually.

International Fiber Cement Industry
      In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics, new housing starts in Australia grew from approximately 139,898 in calendar year 2001 to approximately 165,094 in calendar year 2004. Renovation activity, as measured in local currency expenditures by the Australian Bureau of Statistics, has increased steadily each year from calendar year ended December 31, 2001 to calendar year ended December 31, 2004 for a total increase over this period of approximately 46%. According to Statistics New Zealand, new dwellings authorized in New Zealand grew from approximately 21,262 in fiscal year 2002 to 30,255 in fiscal year 2005. Residential renovation activity in New Zealand has steadily increased each year from fiscal year 2002 to fiscal year 2005 for a total increase over this period of approximately 56%.
      Fiber cement products have gained broader acceptance across a range of product applications in Australia and New Zealand than in the United States primarily due to their earlier introduction. Former subsidiaries of ABN 60 developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe-based production ceased in early 1987. Competition has intensified over the past nine years in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also available. Competition has also intensified in New Zealand as fiber cement imports have increased, resulting in increasingly competitive market pricing.

      Management believes that fiber cement has good long-term growth potential in some Asian markets because of the benefits of framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fiber cement will be attractive to consumers in these markets.
Products
      We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. In fiscal year 2004, we also commenced our Europe Fiber Cement business by distributing our fiber cement products in the U.K. and France. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.
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
      We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Harditrim plank. Harditrim® plank is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Harditrim plank was launched in fiscal year 1999, with the introduction of Harditrim® HLD® plank, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Harditrim plank was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.
      We believe that our products provide certain performance, design and cost advantages. The principal fiber cement attribute in exterior applications is durability, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. Our fiber cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which has enabled us to gain a competitive advantage over competing products. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate the superior aesthetics of fiber cement and lack the characteristics necessary for effectively accepting paint applications.
      Our fiber cement products provide strength and the ability to imprint simulated patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools. This makes fiber cement suitable for lightweight construction across a range of architectural styles. Fiber cement is well suited to both timber and steel framed construction.
      In our interior product range, our ceramic tile underlayment products provide superior handling and installation characteristics compared to fiberglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fiber cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance to traditional gypsum wet area wallboard and other competing products.

      Our strategy in our USA Hardie Pipe business is to establish Hardie® Pipe as the preferred solution for stormwater applications that use pipes with diameters ranging from 12” to 36”. We believe that Hardie® Pipe continues to offer advantages to the mid-size drainage pipe market because our product features span both traditional concrete pipes and newer flexible pipes. We offer the initial crush strength of rigid pipes, combined with the lighter-weight, longer lengths and ease of installation of flexible pipes. The result is productivity gains over rigid pipes and less installation and service risk than with flexible pipes.
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
      In fiscal year 2000, we launched Hardibacker 500® tile underlayment, a new 1/2 inch thick tile backer board in the United States. This enabled us to increase sales of products to home center retailers which access the building trade and home repair markets. We also continued to expand sales of our Harditrim® HLD® plank, a new generation of low density fiber cement trim products, which was first introduced in 1999, for residential construction that further extended our product range and enhanced our reputation as a leader in fiber cement product innovation. The addition of Harditrim® HLD® plank enabled us to offer a fiber cement system for residential construction that gave builders the option to completely replace wood and engineered wood products with fiber cement in most exterior applications. We introduced the ColorPlustm collection, a new finished product available in specific lap siding, shingles, trim, fascia and soffit products, during fiscal year 2002. In fiscal year 2003, we expanded our new line of pre-finished exterior products, the ColorPlustm collection, with the addition of several new colors, and successfully launched a new all-weather low density trim product utilizing our new proprietary XLD® trim low density fiber cement technology. We also launched our new improved proprietary grid 1/4” backer product EzGrid® underlayment. In fiscal year 2004, we introduced pre-finished trim accessories to further expand our ColorPlustm collection line. And the first commercial sales of our Artisantm Roofing product were made in the second half of fiscal year 2004. In fiscal year 2005, we expanded our ColorPlustm collection manufacturing capacity and capabilities to meet increasing demand for the ColorPlustm collection. Additional colors were added to the ColorPlustm collection of plank, soffit and trim to expand the ColorPlustm collection line. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners. In Australia and New Zealand, new products released over the past three years include EziGrid® Tile Underlay, Eclipsatm Eaves Lining, Linea® weatherboards, ExoTec® Façade Panel and Hardirock® board (Australia only). In fiscal year 2005, in the Philippines, we continued with our Hardiflex® board penetration against plywood applications in ceilings, walls and eaves, as well as focused on growing our share against timber fascia board applications with our Hardiflex Senepa product line.
Seasonality
      Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. In Chile, we also experience decreased construction activity from May through September due to weather conditions. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Raw Materials
      All of the raw materials required in the manufacture of our fiber cement products are available from a number of sources and we have not experienced any shortages that have materially affected our operations.

The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water.
      Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada and Chile, and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Although we have entered into contracts to hedge pulp prices in the past, we currently have none in effect. However, we continue to evaluate options on agreements with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term.
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
Sales, Marketing and Distribution
      The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Chile, the U.K. and France. In addition, we sell fiber cement products in Canada, South Korea, China, Hong Kong, Macau, Japan, Taiwan, Vietnam, Malaysia, Indonesia, Sri Lanka, Guam, the Middle East, Argentina, Spain, The Netherlands, Denmark and the Republic of Ireland. Our Harditm brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Europe, Canada and Chile. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
      In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is increasingly being supplemented with direct sales to customers as a means of accelerating product penetration and sales. Our top two U.S. distributors accounted for approximately 45% of our total U.S. fiber cement net sales in fiscal year 2005. In addition, a large home center retailer accounted for approximately 15% of our total U.S. fiber cement net sales in fiscal year 2005. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to hardware stores and lumber yards rather than through the two-step distribution process used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. In Chile, we sell directly to builders and contractors, as well as to hardware stores and distributors. Physical distribution of product in each country is primarily by road or sea transport and, in the United States, some use of rail.
      We maintain dedicated regional sales management teams in the major sales territories. The sales teams (including telemarketing staff) consist of approximately 300 people in the United States and Canada,

72 people in Australia, 23 people in New Zealand, 35 people in the Philippines, 31 people in Chile, 27 people in Europe and one person in Taiwan. Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are separate sales forces for siding products, interior products, pipes and roofing. The interior products sales force provides in-store merchandising support for home center retailers.
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
      Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction, such as in parts of Asia and South America. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends on our ability to provide alternative construction solutions and for those solutions to be accepted by the markets.
      Because fiber cement products were relatively new to the Philippines, the launch of our fiber cement products in the Philippines in fiscal year 1999 was accompanied by strategies to address the particular needs of local customers and the building trade. For example, we established a carpenter training and accreditation program whereby Filipino carpenters who are unfamiliar with our products are taught installation techniques. We have also put greater emphasis on building our relationships with new home developers and builders in order to educate the market on the benefits of our products in this particular sector.
      Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia and the Middle East by sea transport. A regional sales management team based in the Philippines is responsible for coordinating export sales into Asia and the Middle East.
Research and Development
      We pioneered the successful development of cellulose reinforced fiber cement and, during the 1980s, progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2005, we spent $27.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $5.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2004, we spent $26.1 million, or approximately 2.7% of total net sales, in research and development activities. This amount included $3.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2003, we spent $20.8 million, or approximately 2.7% of total net sales, in research and development activities. This amount included $2.7 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. We believe that we continue to have one of the largest and most advanced fiber cement research and development capabilities in the world.

      Globally, we employ over 130 scientists, engineers and technicians in Core Research and in Product & Process Development. Over 50% of our scientists have advanced degrees, and 45% have worked for the Company for over five years.
      We have Research & Development Centers in Sydney, Australia and Fontana, California, where we conduct core research, develop new manufacturing technology platforms and develop products for specific markets and applications. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing products and new products.
      Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites. At the same time, we have reduced our raw materials costs through yield improvements in the plants, by providing technological support to drive process improvements in our suppliers’ operations, and from our increased business scale.
      We believe that we also benefit from superior economies of scale because we operate plants that have two to three times larger capacity than our fiber cement competitors.
      In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at each plant by improving manufacturing processes, raw materials yields and machine productivity.
Dependence on Trade Secrets and Research and Development
      Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patent technical intellectual property consists primarily of our operating and manufacturing know-how, which is maintained as trade secret information. We have increased our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our market share. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall.
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
as well as analogous state statutes and regulations. Other countries also have statutory schemes relating to the protection of the environment. Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator or arranger knew of, or was responsible for, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances pursuant to applicable environmental laws as well as common law tort theories, including strict liability. Environmental compliance costs in the future will depend, in part, on regulatory developments and future requirements that cannot be predicted. Also see “Legal Proceedings” below.
Organizational Structure
      JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.
      The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of May 31, 2005.

Jurisdiction of
Name of Company	Establishment

James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Aust Investco Pty Ltd.	Australia
James Hardie Aust Investments No. 1 Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	France and United Kingdom
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie International Finance B.V.	Netherlands
James Hardie International Holdings B.V.	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie NZ Holdings Trust	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia

Capital Expenditures and Divestitures

Capital Expenditures
      The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2005.

	Fiscal Years Ended
	March 31,

	2005	2004	2003

	(In millions)
Continuing Operations
Fiber Cement
United States	$144.8	$56.2	$81.0
Asia Pacific	4.1	8.4	6.6
Chile, U.S. Pipes, U.S. Roofing and Europe	4.1	9.5	2.5

Total Fiber Cement	153.0	74.1	90.1
General Corporate	—	—	0.1

Total Capital Expenditures	$153.0	$74.1	$90.2

      The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:

•	the commencement of construction of a new fiber cement manufacturing plant in Pulaski, Virginia at a total estimated cost of $98.0 million. Construction of the plant began in March 2005 and will include two manufacturing lines, each with a design capacity of 300 million square feet. The first line is expected to be to be completed for the first quarter of fiscal year 2007. The plant will produce external siding and interior backerboard products for new residential construction, repair and remodel and manufactured housing markets. Funding of the new plant is expected to be provided by the Company’s cash flow and current or future debt facilities. As of March 31, 2005, we have incurred $7.7 million related to the construction of the Virginia plant;

•	the commencement in fiscal year 2005 of additional ColorPlus® coating capacity inside our existing plants, which includes a building expansion at our Peru, Illinois plant and the new ColorPlus coating lines at our Peru, Illinois and Blandon, Pennsylvania plants;

•	the addition of a new fiber cement plant in Reno, Nevada at a cost of $52.5 million, which occurred during fiscal years 2005 and 2004;

•	the construction of a new trim line at our Peru, Illinois plant. As of March 31, 2005, we were in pre-production and had incurred $56.2 million, which occurred during fiscal years 2005 and 2004;

•	upgrades to our Blandon, Pennsylvania plant at a cost of $17.1 million, which occurred during fiscal years 2005, 2004 and 2003;

•	the addition of a panel production line at our Waxahachie, Texas plant at a cost of $26.5 million, which occurred during fiscal years 2004 and 2003;

•	the addition of a pre-finishing line and expansion of the building at our Peru, Illinois plant at a total cost of $7.9 million, which primarily occurred during fiscal years 2004 and 2003;

•	the purchase of land and buildings in Summerville, South Carolina and Blandon, Pennsylvania at a cost of $10.0 million and $7.6 million, respectively, in fiscal year 2003; and

•	the addition of a second flat sheet production line at our Peru, Illinois plant at a total cost of $24.7 million, consisting of capital expenditures of $9.0 million, which occurred during fiscal year 2003, and $15.7 million, which occurred during fiscal years 2002 and 2001.

      The significant capital expenditure project in our USA Hardie Pipe business in the past five fiscal years was the construction of our pipe plant in Plant City, Florida. The project cost $33.7 million, which was primarily incurred during fiscal year 2001.
      In our roofing operations, we spent $11.7 million in fiscal years 2004 and 2003 on our new pilot plant in Fontana, California. This pilot plant was built to test our proprietary manufacturing technology and to provide product market testing in Southern California for a new generation of fiber cement roofing product.
      In addition, in fiscal year 2004, $2.2 million was spent to upgrade the fiber cement manufacturing plant at Rosehill in Sydney and $1.8 million was spent at our Brisbane plant to install a coating facility.
      We currently expect to spend up to approximately $175.0 million for capital expenditures in fiscal year 2006. Amounts expended will be principally focused on our efforts to create additional low-cost, high-volume manufacturing capacity to meet increased demand for our current fiber cement products and to create new manufacturing capacity for new fiber cement products. The expected amount of spending in fiscal year 2006 includes additional capital expenditures expected to be made on projects that were in progress during fiscal year 2005, including:

•	the construction of a new fiber cement manufacturing plant in Pulaski, Virginia, discussed above, at an estimated cost of approximately $75.0 million;

•	the building expansion and addition of ColorPlus® coating lines at our Peru, Illinois and Blandon, Pennsylvania plants, discussed above; and

•	the remaining cost of the Peru trim line at an estimate of approximately $4.8 million.
      In addition, the expected capital expenditure amount for fiscal year 2006 above includes approximately $6.3 million related to the implementation of a new enterprise resource planning software system.
      All of the above planned capital expenditures are in our USA Fiber Cement segment.
      We currently expect the level of our capital expenditures to continue to be substantial. Competitive pressures and market developments could require increased capital expenditures. Our financing for these capital expenditures is expected to come from our cash from our future operations and from external debt to the extent that cash from operations does not cover our capital expenditures.

Divestitures

Building Systems
      On May 30, 2003, we sold our New Zealand Building Systems business to a third party. We recorded a gain of $1.9 million representing the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale comprised cash of $5.0 million and a note receivable in the amount of $1.7 million. As of March 2005, the $1.7 million note receivable had been collected in full.

Gypsum
      On March 12, 2002, we signed an agreement to sell our Gypsum operations to BPB U.S. Holdings, Inc. (“BPB U.S.”) for cash proceeds of $345.0 million less selling costs of $10.6 million. The sale was completed on April 25, 2002. We recorded a pre-tax gain of $81.4 million representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of $26.1 million. The net assets of our Gypsum business prior to the sale primarily consisted of trade receivables, inventory, accounts payable, mineral reserves, property, plant and equipment, goodwill and deferred taxes.
      Prior to the sale of our Gypsum operations in April 2002, we owned and operated three gypsum wallboard-manufacturing facilities in the United States.

      Part of our former Gypsum business included three gypsum rock mines. One mine was located in an area covering parts of Northwest Arizona, Utah and Nevada. The other two mines were located in Las Vegas, Nevada and Nashville, Arkansas. In June 2001, we entered into an agreement to sell our Las Vegas mine to a developer for $50.0 million. On March 21, 2003, we completed the sale of our gypsum mine in Las Vegas and recorded a pre-tax gain of $49.2 million representing the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in an income tax expense of $19.2 million. The proceeds from the sale comprised cash of $50.6 million less selling costs of $2.2 million. The other two gypsum rock mines were included with the sale of our Gypsum operations to BPB U.S.
      Under the terms of the sale agreement with BPB U.S., we agreed to customary indemnification obligations related to our representations and warranties in the agreement. Our indemnification obligation generally extends for two years from the closing date of April 25, 2002 and arises only if claims exceed $5 million in the aggregate and is limited to $100 million in the aggregate. This obligation expired April 25, 2004. In addition, we agreed to indemnify BPB U.S. for any future liabilities arising from asbestos-related injuries to persons or property arising from our former Gypsum business. Although we are not aware of any asbestos-related claims arising from the Gypsum business nor circumstances that would give rise to such claims, under the sale agreement, our obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of our Gypsum business.
      Pursuant to the terms of our agreement to sell our Gypsum business, we also retained responsibility for any losses incurred by BPB U.S. resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. Because we believe the metals found emanated from an offsite source, we do not believe we are liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Building Services
      During the year ended March 31, 2003, we recorded a loss of $1.3 million relating to our Building Services business, which was disposed of in November 1996. The loss consisted of expenses of $0.8 million and a $0.5 million write-down of an outstanding receivable that was retained as part of the sale.

ABN 60
      On March 31, 2003, we transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of us. We do not control the activities of ABN 60 or ABN 60 Foundation in any way. Other than as described in “Legal Proceedings,” we have no economic interest in ABN 60 or ABN 60 Foundation and have no right to dividends or capital distributions from those entities. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie Group subsidiary companies and to the potential liabilities more fully described in “Legal Proceedings,” we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60 Foundation. Also see “Legal Proceedings” and Notes 13 and 15 to our consolidated financial statements included in Item 18.

      JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made against ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. The Company believes that the likelihood of any material non asbestos-related claims occurring against ABN 60 is remote. As such, the Company has not recorded a liability for the indemnity. The Company has not pledged any assets as collateral for such indemnity.
      In connection with the separation of Amaca, Amaba and ABN 60 from the James Hardie Group, those entities agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.
Property, Plant and Equipment
      Over the past several years, we have built significant production capacity in the United States in an effort to ensure that we will be able to meet expected increases in demand for our products and improve our operating efficiencies. As part of our facilities investment strategy, we have constructed a plant for flat sheet and trim products in Illinois and upgraded and expanded our existing plants in Illinois, Texas, California and Pennsylvania. In addition, we entered into a long-term lease arrangement in fiscal year 2001 for our Waxahachie, Texas plant and upgraded the existing first line, replaced the existing second line and completed construction on a new panel production line at this fiber cement plant in fiscal years 2001, 2002 and 2004, respectively. In fiscal year 2002, we also acquired the operating assets of Cemplank, Inc., which included a fiber cement plant at Blandon, Pennsylvania and a fiber cement plant at Summerville, South Carolina, and, in fiscal year 2003, we purchased the property on which these plants are located. In fiscal year 2004, we completed upgrades to our Blandon, Pennsylvania plant. In addition, we started construction on our new green-field plant in Reno, Nevada and our new trim line at our Peru, Illinois plant, and completed our pilot roofing plant in Fontana, California. In fiscal year 2005, we completed our ninth plant in Reno, Nevada and began pre-production at our new trim line in Peru, Illinois. In addition, in March 2005 we began building our tenth USA Fiber Cement manufacturing plant in Pulaski, Virginia.
      Over the last five years we have spent an aggregate of approximately $219.5 million on construction and upgrades of our plants in the United States. Our management estimates that our nine manufacturing plants are among the largest and lowest cost fiber cement manufacturing plants in the United States. In addition, our tenth manufacturing plant in Pulaski, Virginia will be our largest fiber cement manufacturing plant in the world once completed. Our management also believes that the location of our plants in California, Texas, Florida, Illinois, Washington, Pennsylvania, South Carolina, Nevada and Virginia positions us near high growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.
      In fiscal year 2002, we closed our fiber cement plant in Western Australia and have been meeting demand from our remaining facilities. The remaining plants in Australia have also been upgraded over recent years to improve output and productivity. In fiscal year 2004, A$3.2 million ($2.2 million) was spent to upgrade the fiber cement manufacturing plant at Rosehill in Sydney. In addition, we spent A$2.6 ($1.8 million) in fiscal year 2004 at our Brisbane plant to install a coating facility. We believe that the facility has added value to our basic product range. In New Zealand, our fiber cement production line was upgraded in fiscal year 2001 at a cost of NZ$1 million ($1 million). The upgrades have enabled this plant to produce new siding and internal lining fiber cement products. In the Philippines, we have one fiber cement manufacturing plant, which began producing marketable product in fiscal year 1999.
      In March 2001, our fiber reinforced concrete pipe plant at Plant City, Florida commenced operations. Built at a total cost of $33.7 million, the plant produces drainage pipes and has an annual production capacity of 100,000 tons.
      In December 2000, we purchased and significantly upgraded a plant in Santiago, Chile and the production of our products there commenced in March 2001.

      Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania facility which maintains a closed loop system). The discharge of process water is monitored by us, as well as regulators. In the past, from time to time, we have received reports of discharges in excess of our permit limits. In each case, we have addressed the concerns raised in those notices. During fiscal year 2005, we did not incur any material costs with respect to reports of discharges in excess of our permit limits.

Plants and Process
      We manufacture fiber cement products in the United States, Australia, New Zealand, the Philippines and Chile. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

	Existing	Committed	Total
	Annual	Additional	Planned
	Design	Design	Design
Location	Capacity(1)	Capacity(1)	Capacity(1)

Fiber Cement Flat Sheet (in million square feet)
United States
Fontana, California	180	—	180
Plant City, Florida	300	—	300
Cleburne, Texas	500	—	500
Tacoma, Washington	200	—	200
Peru, Illinois	400	160	560
Waxahachie, Texas	360	—	360
Blandon, Pennsylvania	200	—	200
Summerville, South Carolina	190	—	190
Reno, Nevada	300	—	300
Pulaski, Virginia	—	600	600

Total United States	2,630		3,390
Australia
Sydney, New South Wales(2)	200	—	200
Brisbane, Queensland (Carole Park)(2)(3)	160	—	160

Total Australia	360		360
New Zealand
Auckland(2)	75	—	75
The Philippines
Manila	145	—	145
Chile
Santiago	55	—	55

Total Fiber Cement Flat Sheet	3,265		4,025
Fiber Reinforced Concrete Pipes (in tons)(4)
Plant City, Florida (pipes)	100,000	—	100,000
Brisbane, Queensland (Meeandah)(2)(3)	50,000	—	50,000

Total Fiber Reinforced Concrete Pipes	150,000		150,000

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

(2)	Prior to March 2004, the land and buildings on which these facilities are located was leased on a long-term basis from Amaca Pty Limited. In March 2004, various subsidiaries of Multiplex Property Trust (together, “Multiplex”), an unrelated third party, acquired the land and buildings related to these four fiber cement manufacturing facilities from Amaca.

(3)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(4)	Pipe and column capacity is measured in tons rather than million square feet.

      While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. All of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilization, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. Pursuant to the lease, we make quarterly base rental payments of $850,000. In 1998, we entered into lease agreements with a former subsidiary now owned by the Foundation for all of our fiber cement sites located in Australia. In March 2004, Multiplex acquired the land and buildings related to the four fiber cement manufacturing facilities from the Foundation. Prior to that acquisition, we renegotiated the four leases with Multiplex. Upon completion of the acquisition and subsequent transfer of title to Multiplex, Multiplex assumed the responsibility of landlord under each of the amended leases. In addition, in March 2004, Multiplex also acquired our New Zealand land and buildings and we now make lease payments to Multiplex related to this site. We own our fiber cement plant located in Chile and our Pipe plant in the United States. In addition, we own 40% of our fiber cement plant located in the Philippines.
      For fiscal year 2005, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization(1)

United States	91%
Australia	54%
New Zealand	54%
Philippines	83%
Chile	75%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.
      The capital cost per unit of production for new plants has significantly declined since we opened our first U.S. plant in Fontana, California in 1989. This improvement is largely attributable to our utilization of proprietary technology. Management believes that our capital cost per unit of capacity is substantially lower than that of many of our competitors’ plants. In addition, we can now build and commission new manufacturing plants significantly faster than when we built our first production line in the United States. Management believes that the speed and cost at which we can construct new plants relative to our competitors enable us to respond rapidly to emerging regional demand for fiber cement products and to gain the advantage accorded to the first local producer in a market.

Mines
      We own a quartz mine in Fontana, California and lease a quartz mine in Tacoma, Washington. Our five-year lease for the mine in Tacoma, Washington expires on February 28, 2006, at which time we have the option to renew our lease for an additional four years. We pay production royalties to the owner based on silica tonnage removed from the mine. Because other cost effective sources of sand are not available at these locations, we operate these quartz mines and process the rock to obtain silica for our fiber cement products.
Legal Proceedings
      The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of business. Although it is impossible to predict the outcome of any pending legal proceeding, our management believes that such proceedings and actions in the normal conduct of business should not, individually or in the aggregate, have a material adverse effect on either our consolidated financial position, results of operations or cash flows.
      See section below entitled “Claims Against Former and Current Subsidiaries” for information regarding asbestos-related matters.

Claims Against Former and Current Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60
      In February 2001, ABN 60, formerly known as JHIL, established the Foundation by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
      The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from February 16, 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 as described below, the Company has no legally binding commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.
      On March 31, 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s consolidated financial statements at March 31, 2005 and 2004.
      It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca,

Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation contemplated under the Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation and thus no assurances can be given, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the following factors given the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there is no equivalent under Australian common law of the U.S. legal doctrine of “successor liability;” and JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
      In New Zealand, where RCI Holdings Pty Ltd holds a subsidiary that formerly manufactured asbestos-containing products, there is current legislation entitled the “Accident Insurance Act 1998” which bars claims for compensatory damages arising from work-related asbestos exposure. Although claims in New Zealand for non work-related injury might still be alleged, and although it is possible that a claimant for work-related asbestos exposure could still seek non-compensatory damages, we believe that any such claims would not have a material adverse effect on our business, results of operations or financial condition.
      During the year ended March 31, 2005, the Company was not a party to any material asbestos litigation and did not make any settlement payments in relation to such litigation.
      Under U.S. laws, the doctrine of “successor liability” provides that an acquiror of the assets of a business carried on by a corporation can, in certain states and under certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of any contractual arrangement between the acquiror and the selling corporation pursuant to which the acquiror agreed to assume such liabilities.
      The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquiror of assets. Prior to March 2004, we leased manufacturing sites from Amaca, a former subsidiary that is now owned and controlled by the Foundation. In addition, we purchased certain plant and equipment and inventory from Amaca in connection with the first phase of our restructuring at fair value. Each of these transactions involved only Australian companies and, accordingly, we believe the transactions are governed by Australian laws and not the laws of any other jurisdiction. We do not believe these transactions should give rise to the assumption by the Company of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.
      Under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of such assets if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer will otherwise jeopardize the position of the creditors of the transferor. We believe the transfer by ABN 60 of all of the shares of JHNV to JHI NV in the 2001 Restructuring will not result in the Company being held responsible as transferee under this rule because, upon the transfer and the implementation of the other aspects of the 2001 Restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.

Special Commission of Inquiry
      On October 29, 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established the SCI to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.
      On July 14, 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries, the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed (judicial) inflation. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation;

•	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions;

•	significant reductions in legal costs through reduced and more abbreviated litigation; and

•	limitation of legal avenues outside of the scheme.
      The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.
      The SCI finished taking evidence on August 13, 2004 and issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.
      The following is a summary of the principal findings of the SCI based on the SCI’s report and other information available to us. This summary does not contain all of the findings contained or observations made in the SCI report. Please see our website for a link to the SCI’s report. It should be noted that the SCI is not a court and, therefore, its findings have no legal force.
Principal Findings in Favor of the Company
      The principal findings in favor of the Company were that:

•	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation (putting this finding conversely, the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

•	there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganization transactions which took place in 2001;

•	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were described as “speculative;” and

•	the SCI rejected the suggestion that JHI NV had breached any law or was part of a conspiracy in relation to the fact that the reorganization scheme documents prepared in 2001 did not refer to the possibility of the partly-paid shares being cancelled (whereas they in fact were cancelled in 2003).

Other Principal Findings Relevant to the Company
      The other principal findings relevant to the Company were that:

•	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that the Company met any significant funding shortfall; and

•	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs. Morley and Salter) effectively followed the instructions of JHI NV in relation to the cancellation. As a result, it might be concluded that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI did not find that the ABN 60 directors (including JHI NV as a shadow director) breached their duty in undertaking the cancellation.
Principal Findings Against ABN 60 (formerly called JHIL)
      A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against the Company. For the reasons provided above in this section “Legal Proceedings,” we do not believe that the Company will have any liability under current Australian law if future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.
      The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim of some kind against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the SCI did not find that the directors of ABN 60 had breached their duty in canceling the partly-paid shares.
      The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.
Principal Findings Against Mr. Macdonald and Mr. Shafron
      The principal (but non-determinative) findings against Messrs. Macdonald and Shafron pertained to their conduct while officers of ABN 60 in relation to:

•	alleged false and misleading conduct associated with a February 16, 2001 press release, particularly regarding a statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct;

•	allegedly breaching their duties as officers of ABN 60 by encouraging the board of directors of ABN 60 to act on the Trowbridge report, dated February 13, 2001 (the “Trowbridge Report”), in forming a view that the Foundation would be “fully funded;” and

•	criticisms, falling short of findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge Report, despite (in the SCI’s view) their knowledge of its limitations.
      The Commissioner noted that he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably ASIC) to determine whether any further action should be taken in relation to matters which the Commissioner considered, comprised or might be likely to have comprised contraventions of Australian corporations law. The Commissioner acknowledged that in relation to various of his findings, there was an issue as to whether Amaba or Amaca suffered any loss or damage from the actions reviewed by him but in this regard he did not find it necessary to reach any definitive conclusion.
      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of June 30, 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion ($2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
      The SCI’s findings are not binding and if the issues were presented to a court, it might come to different conclusions on one or more of the issues.
      The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Representatives. The statutory scheme that the Company proposed on July 14, 2004 was not accepted by the Representatives.
      The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government, as discussed below under the subheading “Interim Funding and ABN 60 Indemnity,” under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
      It is also possible that the Representatives and others may encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council, comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the

Dutch parent company.” On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required, but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement
      On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of the Principal Agreement to establish and fund the SPF to provide funding on Claims against the Liable Entities.
      The principles set out in the Heads of Agreement include:

•	the establishment of the SPF to compensate asbestos claimants;

•	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion ($1.03 billion) for all present and future claims at June 30, 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion ($2.471 billion). At December 21, 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of June 30, 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

•	a two-year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

•	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with U.S. GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

•	no cap on individual payments to asbestos claimants.
      The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers, employees and advisers from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.
      The NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on March 8, 2005. Legislation was passed in the NSW Lower House (Legislative Assembly) on May 24, 2005 and the Upper House (Legislative Council) on May 25, 2005. The bill became an act on May 26, 2005. The commencement date of the legislation will be July 1, 2005.

      As part of the discussions surrounding the Principal Agreement, the Company has been progressing with the NSW Government relevant options in relation to the establishment of the SPF referenced above.
      Once executed, the Principal Agreement will be a legally binding agreement. The implementation of the Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report, the Company being satisfied as to the certainty of the tax deductibility of proposed asbestos compensation payments, and the approval by the Company’s board of directors, shareholders and lenders.
      The parties have announced a timetable for negotiations which envisages the signing of the Principal Agreement, depending on the timing of the resolution of certain matters, in late July/early August 2005 and the shareholder meeting to consider the voluntary funding proposal being held in late September/early October 2005.
      If negotiation of the Principal Agreement are completed and the Principal Agreement is subsequently executed and becomes effective, the Company may be required to make a substantial provision in its financial statements and it is possible that the Company may need to seek additional borrowing facilities. If the terms of the Principal Agreement involve the Company making payments, either on an annual or other basis, the Company’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be impaired. See Item 4, “Information on the Company — Legal Proceedings.”

Updated Actuarial Study; Claims Estimate
      The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of June 30, 2004 and March 31, 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion ($1.059 billion) and A$1.685 billion ($1.302 billion) as of June 30, 2004 and March 31, 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion ($2.471 billion) and A$3.604 billion ($2.784 billion) as of June 30, 2004 and March 31, 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.
      In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
      Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
      Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.
      A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of June 30, 2004 and March 31, 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.
      The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of March 31, 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.
      Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs.
      Accordingly, the Company has not established a provision for asbestos-related liabilities as of March 31, 2005 because at this time it is not probable and estimable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.”

Claims Data
      The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2005 and 2004.

	March 31,

	2005	2004

Australia	712	687
New Zealand	—	—
Unknown-Court Not Identified(1)	36	51
USA	1	5

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

      For the years ended March 31, 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended March 31,

	2005		2004		2003

Number of claims filed		489		379		402
Number of claims dismissed		62		119		29
Number of claims settled or otherwise resolved		402		316		231
Average settlement amount per claim	A$	157,594	A$	167,450	A$	204,194

	New Zealand
	Years Ended March 31,

	2005	2004	2003

Number of claims filed	—	—		—
Number of claims dismissed	—	—		2
Number of claims settled or otherwise resolved	—	—		1
Average settlement amount per claim	—	—	A$	2,000

	Unknown — Court Not Identified
	Years Ended March 31,

	2005		2004	2003

Number of claims filed		7	1		7
Number of claims dismissed		20	15		—
Number of claims settled or otherwise resolved		2	—		3
Average settlement amount per claim	A$	47,000	—	A$	37,090

	USA
	Years Ended March 31,

	2005		2004	2003

Number of claims filed		—	—	—
Number of claims dismissed		3	1	—
Number of claims settled or otherwise resolved		1	—	—
Average settlement amount per claim	A$	228,293	—	—
      The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of March 31,

	2005		2004		2003		2002		2001

Number of open claims at beginning of year		743		814		671		569		507
Number of new claims		496		380		409		375		284
Number of closed claims		490		451		266		273		222
Number of open claims at year-end		749		743		814		671		569
Average settlement amount per settled claim	A$	157,223	A$	167,450	A$	201,200	A$	197,941	A$	179,629
Average settlement amount per case closed	A$	129,949	A$	117,327	A$	177,752	A$	125,435	A$	128,653

      The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003.
      On April 15, 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryugil community in Australia against Asbestos Mines, a former ABN 60 subsidiary which conducted asbestos-related mining activities in or around Baryugil. The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims. The Company’s proposal to provide additional funding to the SPF will be based on actuarial assessments of the estimated Claims against Asbestos Mines. The Company’s proposal is not limited as to the time period to which the Claims arose.
      The Company’s offer to extend the funding arrangements of the SPF to permit the SPF to meet proven asbestos-related Claims from members of the Baryulgil community is proposed to be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.
      On October 26, 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information or the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or disclosed in the future.

SCI and Other Related Expenses
      The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

Year Ended
March 31,
2005

(Millions of
US dollars)
SCI	$6.8
Internal investigation	4.9
ASIC investigation	1.2
Severance and consulting	6.0
Resolution advisory fees	6.4
Funding advice and other	2.8

Total SCI and other related expenses	$28.1

      Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s Form 20-F in the United States for the year ended March 31, 2004.

Australian Securities and Investments Commission Investigation
      ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the production by the Company and ABN 60 of certain computerized information and requiring certain current and former directors of ABN 60 or the Company to present themselves for examination by ASIC delegates. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.
      To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
      The Company may incur liability to meet the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received from any current or former officers in relation to the ASIC investigation, except in relation to the examination by a former director of ABN 60 by ASIC delegates, the amount of which cannot be assessed at present. In relation to this claim and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Severance Agreements
      On October 20, 2004, Mr. Peter Shafron resigned from the Company and on October 21, 2004, Mr. Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of $8.9 million in the period ended March 31, 2005. These costs comprised $6.0 million of additional expense and $2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity
      The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the expected timing of the Company’s entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on December 3, 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
      The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on November 16, 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended March 31, 2005.
      Additionally, on November 16, 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.
      On March 31, 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalized in accordance with the updated timetable announced at that date and described above.
      The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.
      With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation
      On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries, were dismissed with their consent.

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
Overview
      We intend this discussion to provide information that will assist in understanding our March 31, 2005 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and operating results as a whole. Our March 31, 2005 consolidated financial statements and the notes accompanying those consolidated financial statements should be read in conjunction with this discussion. In addition, during fiscal year 2005, we incurred significant costs associated with the SCI and other related matters. We have continued to incur material costs associated with the SCI and other related matters and expect to incur such costs in the short-term. Information regarding the SCI and other related matters can be found in this discussion, Item 3, “Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 13 to our consolidated financial statements in Item 18.

The Company and the Building Product Markets
      Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines and the second largest manufacturer of flat sheet products in Chile. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Chile and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage in the markets in which we sell our products.
      We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, roofing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
      Our products are primarily sold to the residential housing markets. Residential construction fluctuates based on the levels of new home construction activity and the repair and remodeling of existing homes. These levels of activity are affected by many factors including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and remodel spending, gross domestic product growth and consumer confidence levels. These factors were generally favorable during fiscal year 2005, resulting in healthy levels of residential construction and home repair and remodel activity.

Fiscal Year 2005 Key Results
      Total net sales increased 23% to $1,210.4 million in fiscal year 2005, operating income increased 14% to $196.2 million, and income from continuing operations increased 2% to US$127.9 million.
      Our largest market is North America, where fiber cement is one of the fastest growing segments of the external siding market. During fiscal year 2005, USA Fiber Cement net sales contributed approximately 78% of total net sales, and its operating income was the primary contributor of total Company operating income. Net sales increased due to increased sales volume and a higher average net sales price. Operating income increased from fiscal year 2004 primarily due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and selling, general and administrative expenses.
      Asia Pacific net sales contributed approximately 20% of total net sales, and its operating income was the second largest contributor of total Company operating income. Net sales increased in fiscal year 2005 in both our Australia and New Zealand and our Philippines Fiber Cement businesses. In our Australia and New Zealand business, this increase was primarily due to favorable foreign currency exchange rates. Operating income increased primarily due to cost savings and the impact of a cost provision recorded in the fiscal year

2004 that did not recur in fiscal year 2005 related to our Australia and New Zealand business and favorable foreign currency exchange rate differences.
      In our emerging businesses of Chile Fiber Cement, Europe Fiber Cement and USA Hardie Pipe, we continued to make good progress. Our Chilean business recorded a small positive operating income in each quarter of fiscal year 2005. Our USA Hardie Pipe business significantly reduced its operating loss compared to fiscal year 2004. Our Europe Fiber Cement business incurred an operating loss for fiscal year 2005 as expected as we continued to build awareness of our products among distributors, builders and contractors, and added further distribution outlets in both the U.K. and French markets. In addition, our Artisantm Roofing business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.
      For further information regarding our business and operations, please see Item 4, “Information on the Company.”
Critical Accounting Policies
      The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements included in Item 18. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Accounting for Contingencies
      We account for loss contingencies in accordance with SFAS No. 5, “Accounting for Contingencies,” under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, see Item 3, “Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 13 to our consolidated financial statements in Item 18.

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

Accounts Receivable
      We evaluate the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales. For additional information regarding our customer concentration, see Item 3, “Risk Factors.”

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

Accrued Warranty Reserve
      We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used since the early 1980s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3, “Risk Factors.”

Accounting for Income Tax
      We account for income taxes according to SFAS No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2005. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.
      Due to our size and the nature of our business, we are subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.
      Tax authorities from various jurisdictions in which we operate are in the process of auditing our respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. We have accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

Results of Operations
      In fiscal years 2003 through 2005, there was a significant increase in net sales generated from our USA Fiber Cement operations primarily as a result of demand for our fiber cement products and $282.0 million in capital investments during fiscal years 2003 to 2005 in this segment.
      The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,

	2005		2004		2003

Net sales:
USA Fiber Cement	$939.2	77.6%	$738.6	75.2%	$599.7	76.5%
Asia Pacific Fiber Cement	236.1	19.5	219.8	22.4	174.3	22.2
Other(1)	35.1	2.9	23.5	2.4	9.6	1.3

Total net sales	1,210.4	100.0	981.9	100.0	783.6	100.0
Cost of goods sold	(784.0)	(64.8)	(623.0)	(63.4)	(492.8)	(62.9)

Gross profit	426.4	35.2	358.9	36.6	290.8	37.1
Selling, general and administrative expenses	(174.5)	(14.4)	(162.0)	(16.5)	(144.9)	(18.5)
Research and development expenses	(21.6)	(1.8)	(22.6)	(2.3)	(18.1)	(2.3)
SCI and other related expenses	(28.1)	(2.3)	—	—	—	—
Other operating (expense) income	(6.0)	(0.5)	(2.1)	(0.3)	1.0	0.1

Operating income	196.2	16.2	172.2	17.5	128.8	16.4
Interest expense	(7.3)	(0.6)	(11.2)	(1.1)	(23.8)	(3.0)
Interest income	2.2	0.2	1.2	0.1	3.9	0.5
Other (expense) income	(1.3)	(0.1)	3.5	0.4	0.7	0.1

Income from continuing operations before income taxes	189.8	15.7	165.7	16.9	109.6	14.0
Income tax expense	(61.9)	(5.1)	(40.4)	(4.1)	(26.1)	(3.3)

Income from continuing operations	$127.9	10.6%	$125.3	12.8%	$83.5	10.7%

(1)	Includes sales of fiber cement in Chile and fiber reinforced concrete pipes in the United States, our roofing operations in the United States and fiber cement operations in Europe.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004
      Total Net Sales. Total net sales increased 23% compared to fiscal year 2004, from $981.9 million in fiscal year 2004 to $1,210.4 million in fiscal year 2005. Net sales from USA Fiber Cement increased 27% from $738.6 million in fiscal year 2004 to $939.2 million in fiscal year 2005 due to continued strong growth in sales volumes and a higher average net sales price. Net sales from Asia Pacific Fiber Cement increased 7% from $219.8 million in fiscal year 2004 to $236.1 million in fiscal year 2005 due to increased sales volumes and favorable foreign currency movements. Net sales from Other Fiber Cement increased 49% from $23.5 million in fiscal year 2004 to $35.1 million in fiscal year 2005 as the Chilean flat sheet business, the USA Hardie Pipe business and Europe Fiber Cement business continued to grow.
      USA Fiber Cement Net Sales. Net sales increased 27% from $738.6 million in fiscal year 2004 to $939.2 million in fiscal year 2005 due to increased sales volumes and a higher average net sales price. Sales volume increased 22% from 1,519.9 million square feet in fiscal year 2004 to 1,855.1 million square feet in fiscal year 2005, primarily due to continued strong growth in primary demand for fiber cement and a favorable housing construction market. New residential housing construction remained buoyant during the year due to strong consumer demand and low inventories of houses for sale, fueled by low interest rates, solid housing prices and a strengthening domestic economy.
      We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets. Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlustm Collection of pre-painted siding and Harditrim® XLD® Planks. There were further market share gains in the interior products market, with sales of Hardibacker 500® half-inch backerboard up strongly compared to fiscal year 2004.
      The average net sales price increased 4% from $486 per thousand square feet in fiscal year 2004 to $506 per thousand square feet in fiscal year 2005. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlustm Collection, and price increases for some products that became effective on July 1, 2004 and January 1, 2005.
      Our West Coast manufacturing capacity increased during fiscal year 2005 with the addition of our new fiber cement plant in Reno, Nevada. The plant began producing product in the fourth quarter of fiscal year 2005 and its ramp-up is progressing well. At fiscal year end 2005, we were in pre-production with our new 160 million square foot trim line in Peru, Illinois. Also, during fiscal year 2005, we added pre-finishing capacity in Peru, Illinois and began construction of our tenth plant in Pulaski, Virginia.
      Asia Pacific Fiber Cement Net Sales. (See “Notes to Results of Operations” on page 61). Net sales increased 7% from $219.8 million in fiscal year 2004 to $236.1 million in fiscal year 2005. Net sales increased 1% in Australian dollars. Sales volume increased 4% from 362.1 million square feet in fiscal year 2004 to 376.9 million square feet in fiscal year 2005.
      In our Australian and New Zealand Fiber Cement business, net sales increased 8% from $195.5 million in fiscal year 2004 to $210.1 million in fiscal year 2005 due to a higher average net sales price and favorable foreign currency movements. In Australian dollars, net sales increased 1%. Sales volumes decreased from 284.2 million square feet in fiscal year 2004 to 283.3 million square feet in fiscal year 2005 primarily due to weaker market conditions in Australia and the impact of product bans and boycotts in Australia connected with the SCI and release of the SCI report. In Australia, new residential housing activity improved early in fiscal year 2005 led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early in fiscal year 2005. However, both new residential housing and renovations activity softened over fiscal year 2005. In New Zealand, new residential housing activity was robust in the first half of fiscal year 2005 but softened slightly during the second half of fiscal year 2005. Sales of our Linea® weatherboards continued to grow strongly. The average net sales price increased 1% in Australian dollars. During fiscal year 2005, we launched Eclipsatm Eaves Lining, a new pre-painted eave product, across Australia. Eclipsatm offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favorably by builders.
      In the Philippines, net sales increased 25% from $20.8 million in fiscal year 2004 to $26.0 million in fiscal year 2005. In local currency, net sales increased 27%. This increase was due to a 20% increase in sales volume and a 5% increase in the average net sales price. The increase in the average net sales price was due to a change in sales mix between domestic and export sales and higher domestic prices in the second half of fiscal year 2005. Increased market penetration and regional exports resulted in significantly stronger demand during fiscal year 2005.
      Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of Hardie® Pipe in the United States, our roofing operations in the United States and fiber cement operations in Europe.
      Our Chilean business continued to increase its penetration of the domestic flat sheet market and increased sales of higher-priced, differentiated products, and increased regional exports. Net sales increased compared to fiscal year 2004, due to growth in sales volume and a higher average net sales price. In local currency, the average net sales price decreased primarily due to the impact of a weaker U.S. dollar on export prices, partly offset by higher domestic prices and a change in the sales mix. Construction activity in Chile continued to show signs of improvement during fiscal year 2005.
      Our USA Hardie Pipe business continued to penetrate the Florida market of the United States and to improve its manufacturing efficiency. Net sales for fiscal year 2005 increased strongly due to increased sales volumes and higher prices despite severe weather in Florida that adversely affected sales in the first half of fiscal year 2005. The increase in sales volume was due to market share gains and buoyant construction activity in Florida. The average net sales price improved strongly during fiscal year 2005, reflecting favorable market conditions and improved customer focus by the business. The manufacturing performance of our plant also improved significantly during fiscal year 2005, but operating costs remain above our targets.
      Our European business continued to grow demand during fiscal year 2005 by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the U.K. and French markets. Sales have continued to build steadily since commencement of operations in the first quarter of fiscal year 2004. Progress on creating primary demand in Europe for fiber cement siding products and converting tile applications from drywall and wood to fiber cement products, remains in line with management expectations.
      In June 2003, we completed construction and began production trials at our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Our roofing business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity. Our Artisantm Roofing product, made from a new lightweight concrete roofing technology, has now been launched in all our targeted markets in California.
      Gross Profit. Gross profit increased 19% from $358.9 million in fiscal year 2004 to $426.4 million in fiscal year 2005 due to improvements in our major businesses. The gross profit margin decreased 1.4 percentage points to 35.2% in fiscal year 2005.
      USA Fiber Cement gross profit increased 19% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter of fiscal year 2005. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with a temporary reduction in plant manufacturing efficiency in the second quarter of fiscal year 2005, and higher fuel costs and general liability insurance. The gross profit margin decreased 2.6 percentage points.
      Asia Pacific Fiber Cement gross profit increased 11% following improvements from Australia and New Zealand Fiber Cement and Philippines Fiber Cement, which increased 8% and 53%, respectively. The improved result was due to manufacturing efficiency gains in both Australia and New Zealand and increased net sales in New Zealand, partly offset by reduced net sales in Australia attributable to weaker market conditions and product bans and boycotts in Australia connected with the SCI and release of its report. In the Philippines, increased sales accounted for the stronger gross profit performance. The Asia Pacific Fiber Cement gross profit margin increased 1.2 percentage points.
      Selling, General and Administrative (“SG&A”) Expenses. SG&A expenses increased 8% compared to fiscal year 2004, from $162.0 million to $174.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the year were 2.1 percentage points lower at 14.4%.
      Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all fiber cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 15% for fiscal year 2005, to $12.0 million. Other research and development costs associated with commercialization projects in business units are included in the business related unit segment results. In total, these costs increased 13% to $9.6 million for fiscal year 2005.
      SCI and Other Related Expenses. In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Foundation was established. Shortly after release of the SCI report on September 21, 2004, we commenced negotiations with the NSW Government, the ACTU, UnionsNSW and a representative of asbestos claimants in relation to our offer made to the SCI on July 14, 2004 to provide funds voluntarily for proven Australian-based asbestos-related injury and death claims against certain former James Hardie Group Australian subsidiaries. On December 21, 2004, we entered into a Heads of Agreement with the above parties to establish and fund a SPF to provide funding for these claims on a long-term basis. We have subsequently entered into negotiations with the NSW Government on an agreement that, when completed, we expect to be put to shareholders for approval.
      Costs incurred during fiscal year 2005 associated with the SCI and other related matters totaled $28.1 million and included: $6.8 million related to the SCI; $4.9 million related to the internal investigation conducted by independent legal advisers, consistent with U.S. securities regulations, of the impact on our financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no adverse impact on our 2004 financial statements); $1.2 million related to the ASIC investigation into the circumstances surrounding the creation of the Foundation; $6.4 million for resolution advisory services; $6.0 million in severance and consulting payments to former executives; and $2.8 million for other matters.
      Further information on the SCI and other related matters can be found in Item 3, “Risk Factors” and Item 4, “Information on the Company — Legal Proceedings and Note 13 to our consolidated financial statements in Item 18.”
      Other Operating Expense. Other operating expense of $6.0 million in fiscal year 2005 relates to a settlement loss of $5.3 million for an employee retirement plan and loss on the sale of land in Sacramento, California. The retirement of a significant number of participants in the employee retirement plan resulted in a requirement under SFAS No. 88 to recognize and accelerate the amortizing of an actuarial loss for the plan. The other operating expense amount in fiscal year 2004 of $2.1 million mainly reflects an increase in cost provisions for our Australia and New Zealand business.
      Operating Income. Operating income increased 14% from $172.2 million in fiscal year 2004 to $196.2 million in fiscal year 2005. The operating income margin decreased 1.3 percentage points to 16.2% in fiscal year 2005. Operating income includes SCI and other related expenses of $28.1 million.
      USA Fiber Cement operating income increased 24% from $195.6 million in fiscal year 2004 to $241.5 million in fiscal year 2005. The increase was due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter of fiscal year 2005. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency and higher fuel costs. The operating income margin decreased 0.8 of a percentage point to 25.7%.
      Asia Pacific Fiber Cement operating income increased 25% from $37.6 million in fiscal year 2004 to $46.8 million in fiscal year 2005. The operating income margin increased 2.7 percentage points to 19.8% in fiscal year 2005. Australia and New Zealand Fiber Cement operating income increased 20% from $35.4 million in fiscal year 2004 to $42.4 million in fiscal year 2005. In Australian dollars, Australia and New Zealand Fiber Cement operating income increased 12%. The increase in operating income in Australian dollars was mainly due to cost savings and the impact of a cost provision recorded in fiscal year 2004 that did not recur in fiscal year 2005. The operating income margin increased 2.1 percentage points to 20.2% in fiscal year 2005. Philippines Fiber Cement business more than doubled its positive operating income performance compared to fiscal year 2004 due to increased net sales.

      The Chile Fiber Cement business recorded a small positive operating income in each quarter of fiscal year 2005.
      Our USA Hardie Pipe business significantly reduced its operating loss compared to fiscal year 2004 due to increased sales volumes, higher selling prices and manufacturing cost savings.
      Our Europe Fiber Cement business incurred an operating loss for fiscal year 2005 as expected.
      General corporate costs increased $35.3 million from $27.5 million in fiscal year 2004 to $62.8 million in fiscal year 2005. This increase was primarily due to $28.1 million of SCI and other related expenses, a settlement loss of $5.3 million related to an employee retirement plan, a $0.7 million loss on sale of land owned in Sacramento, California and a net increase in other general corporate costs. Additionally, in the fiscal year 2004, we booked a reversal of an excess provision of $1.6 million related to a vendor dispute that we settled favorably that did not recur in fiscal year 2005. These increases were partially offset by a $2.5 million decrease in employee bonus plan expense and a $3.0 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in our share price.
      Net Interest Expense. Net interest expense decreased by $4.9 million from $10.0 million in fiscal year 2004 to $5.1 million in fiscal year 2005, primarily due to a higher amount of interest expense capitalized on construction projects in fiscal year 2005 compared to fiscal year 2004, higher interest income in fiscal year 2005 due to higher average cash balances and lower interest expense in fiscal year 2005 due to lower average debt balances.
      Other (Expense) Income. During fiscal year 2005, other expense consisted primarily of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partially offset by a $0.8 million gain on a separate investment. In fiscal year 2004, we realized a gain before income tax of $4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of $4.3 million. We also realized $0.1 million in net investment income. These income items were partially offset by an impairment charge of $2.2 million that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code. Additionally, we incurred an expense of $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.
      Income Tax Expense. Income tax expense increased by $21.5 million from $40.4 million in fiscal year 2004 to $61.9 million in fiscal year 2005 due to the increase in profit, the geographic mix of earnings, estimated income tax contingencies recorded during fiscal year 2005 and non-deductible SCI and other related expenses.
      Income from Continuing Operations. Income from continuing operations increased from $125.3 million in fiscal year 2004 to $127.9 million in fiscal year 2005. Income from continuing operations includes SCI and other related expenses of $28.1 million and a related tax benefit of $5.8 million.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003
      Total Net Sales. Total net sales increased 25% from $783.6 million in fiscal year 2003 to $981.9 million in fiscal year 2004. Net sales from USA Fiber Cement increased 23% from $599.7 million in fiscal year 2003 to $738.6 million in fiscal year 2004 due to continued strong growth in sales volumes and higher average net selling prices. Net sales from Asia Pacific Fiber Cement increased 26% from $174.3 million in fiscal year 2003 to $219.8 million in fiscal year 2004 due to increased sales volumes and favorable currency exchange rate differences. Net sales from Other Fiber Cement increased 145% from $9.6 million in fiscal year 2003 to $23.5 million in fiscal year 2004 due to continued growth in the Chilean flat sheet business, the USA Hardie Pipe business and the Europe Fiber Cement business.
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
      During the fourth quarter of fiscal year 2004, we began construction of our new 300 million square foot green-field fiber cement plant in Reno, Nevada. The plant will service the rapidly growing demand in the West Coast region of the United States and is expected to begin production by the end of calendar year 2004.
      During fiscal year 2004, we completed the upgrade of and began ramping-up our Blandon, Pennsylvania plant, which we acquired from Cemplank in December 2001. The upgrade increased design capacity of the plant from 120 million square feet to 200 million square feet. We also completed the upgrade of and began ramping-up our 160 million square foot panel production line at our Waxahachie, Texas plant. In addition, in fiscal year 2004, we commissioned and began ramping-up our new proprietary pre-finishing line at our Peru, Illinois plant. This is expected to significantly reduce painting costs for our ColorPlustm Collection of exterior siding, and help to accelerate our market penetration in the northern region of the United States. Also, at our Peru, Illinois plant, we commenced construction of a new 160 million square foot trim line, which we expect to begin production by the fourth quarter of fiscal year 2005.
      Asia Pacific Fiber Cement Net Sales (See “Notes to Results of Operations” on page 61). Net sales increased 26% from $174.3 million in fiscal year 2003 to $219.8 million in fiscal year 2004. Net sales increased 2% in Australian dollars. Sales volume increased 3% from 349.9 million square feet in fiscal year 2003 to 362.1 million square feet in fiscal year 2004. Net selling price decreased by 3% primarily due to the increase in the Philippines’ product mix in overall Asia Pacific net sales.
      In Australia and New Zealand Fiber Cement, net sales increased 25% from $156.3 million in fiscal year 2003 to $195.5 million in fiscal year 2004, primarily due to favorable foreign exchange rate differences. In Australian dollars, net sales increased 1%. The increase in net sales in local currency was due to a 1% increase in sales volume from 280.2 million square feet in fiscal year 2003 to 284.2 million square feet in fiscal year 2004. The average net selling price was flat compared to fiscal year 2003. In Australia, new residential housing activity slowed during the year, but was better than industry forecasts. The impact of this was partly offset by strong residential renovation and commercial activity. Fiber Reinforced Concrete (“FRC”) Pipes continued to penetrate the targeted market and increased sales volumes compared to fiscal year 2003. During fiscal year 2004, FRC® pipes was successful in tendering to supply storm drainage pipes for the Sydney Orbital road project. The project involves the supply of a significant volume of FRC pipes over the next year. A new pipe standard was released by Standards Australia during fiscal year 2004. This will enable our fiber cement pipes to compete more effectively against steel reinforced concrete pipes. During fiscal year 2004, we launched ExoTec® Facade Panel, our new premium facade panel incorporating the next generation of fiber cement composites. The new product is designed for commercial applications. In New Zealand, new residential housing activity remained at healthy levels and demand was strong for soffits and weatherboards, including our Linea® product range of weatherboards, which uses proprietary low-density technology.

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
      Our USA Hardie Pipe business continued to penetrate the southeast market of the United States and improve its manufacturing efficiency. Net sales increased 95% compared to fiscal year 2003 due to a 95% increase in sales volume. The average net selling price was flat compared to fiscal year 2003. Market acceptance of our fiber cement pipes continued to grow strongly and we further increased our share of the market for our targeted diameter range of drainage pipes in Florida. The manufacturing performance of the plant continued to improve during the period, reducing costs and increasing output, particularly of the larger diameter pipes. Despite the improved costs and output, manufacturing costs remain higher than our targets. The competitive response to our entry into the south-east market remains intense.
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
      In June 2003, we completed construction and began production trials at our pilot roofing plant at Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Plant testing and manufacturing trials commenced during fiscal year 2004 and the first on-site installations of the new roofing product were completed. The first commercial sales of our Artisantm roofing product were made in the second half of fiscal year 2004. There were no commercial sales in the first half of fiscal year 2005, but sales began in October 2004 and expected to ramp up through the end of fiscal year 2005. Interest in our roofing product within our targeted market is strong.
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

      Other Income. We realized a gain before income tax of $4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of $4.3 million. We also realized $0.1 million in net investment income. These income items were partially offset by an impairment charge that we recorded of $2.2 million on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code. Additionally, we incurred an expense of $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.
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
Notes to Results of Operations

Volume and Average Net Selling Price — Asia Pacific Fiber Cement — Adjusted:
      During the first quarter of fiscal year 2005, we disclosed in a Form 6-K that in fiscal years 2004 and 2003, our Asia Pacific Fiber Cement segment reported incorrect volume figures due to errors when converting to our standard square feet measurement and due to our Philippines Fiber Cement business including intercompany volume during fiscal year 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fiber Cement business segment. We have adjusted this Form 20-F for the revised volume and average net sales price.

	Fiscal Years Ended March 31,

	2004				2003

	As Previously		Adjusted		As Previously		Adjusted
	Published		Figure		Published		Figure

Volume (million square feet)		402.1		362.1		368.3		349.9
Average sales price per unit (per thousand square feet)	A$	788	A$	862	A$	843	A$	887

Net Sales — Philippines Fiber Cement — Adjusted:
      During the first quarter of fiscal year 2005, we disclosed in a Form 6-K that in fiscal year 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fiber Cement discussion is necessary to provide an accurate year-to-year discussion of Philippines Fiber Cement net sales. Therefore, for discussion purposes only, for the Philippines Fiber Cement business, we adjusted fiscal year 2004 Philippines Fiber Cement net sales. We have not restated the Asia Pacific Fiber Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fiber Cement segment or to the consolidated financial statements taken as a whole. The following table presents adjusted Philippines Fiber Cement net sales for discussion purposes only:

Fiscal Year
Ended
March 31,
2004

(In millions)
Previously Reported	$24.2
Adjustment	(3.4)

Adjusted Net Sales	$20.8

Discontinued Operations
      In total, we recorded a loss of $1.0 million from discontinued operations in fiscal year 2005 and income of $4.3 million and $87.0 million in fiscal years 2004 and 2003, respectively. The amount in fiscal year 2005 relates primarily to additional costs associated with the sale of New Zealand land in March 2004 and the settlement of a dispute associated with a former business. The amount for fiscal year 2004 primarily includes a favorable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses. See Note 15 to our consolidated financial statements included in Item 18 for additional information about the results of our discontinued operations.

Building Systems
      On May 30, 2003, we sold our New Zealand Building Systems business to a third party. We recorded a gain of $1.9 million representing the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale comprised cash of $5.0 million and a note receivable in the amount of $1.7 million. As of March 2005, the $1.7 million note receivable had been collected in full.

Gypsum
      In fiscal year 2002, we successfully completed the transformation of our company into a purely fiber cement business when we signed a definitive agreement to sell our Gypsum business. We completed the sale on April 25, 2002 and recorded a pre-tax gain of $81.4 million in fiscal year 2003, with income tax expense of $26.1 million. See Item 4, “Information on the Company — Capital Expenditures and Divestitures — Divestitures.”
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

ABN 60
      On March 31, 2003, we transferred control of ABN 60 to a newly established company named ABN 60 Foundation. The ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. The ABN 60 Foundation is managed by independent directors and operates entirely independently of us. We do not control the activities of ABN 60 or the ABN 60 Foundation in any way. Other than described in Item 4, “Information on the Company — Legal Proceedings,” we have no economic interest in ABN 60 or the ABN 60 Foundation and have no right to dividends or capital distributions from those entities. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie Group subsidiary companies and to the potential liabilities more fully described under the heading “Information on the Company — Legal Proceedings” in Item 4, we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60, on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60

Foundation. See also Item 4, “Information on the Company — Legal Proceedings” and Notes 13 and 15 to our consolidated financial statements included in Item 18.
      JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made against ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. The Company believes that the likelihood of any material non asbestos-related claims occurring against ABN 60 is remote. As such, the Company has not recorded a liability for the indemnity. The Company has not pledged any assets as collateral for such indemnity.
      In connection with the separation of Amaca, Amaba and ABN 60 from the James Hardie Group, those entities agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.
Impact of Recent Accounting Pronouncements

Employers’ Disclosures about Pensions and Other Postretirement Benefits
      In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for the fiscal years ending after June 15, 2004. The adoption of this standard did not have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities
      In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights, and accordingly, should consolidate the entity. FIN 46R replaced FIN 46, which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after January 31, 2003 and no later than the end of the first reporting that ended after December 15, 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after January 31, 2003 did not have an impact on our consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on our consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      In March 2004, the Emerging Issues Task Force (“EITF”) ratified the provisions of Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after June 15, 2004. The adoption of this issue did not have a material impact on our consolidated financial statements.

Inventory Costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

American Jobs Creations Act
      In October 2004, the President of the United States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a U.S. federal income tax deduction for a percentage of income earned from certain U.S. production activities. Based on the effective date of the Act, we will be eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position (“FSP”) 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1, which is effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No. 109. We are in the process of quantifying the impact this provision of the Act will have on our consolidated financial statements.
      The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. We are continuing to evaluate this provision of the Act and as such, have not yet quantified the impact this provision will have on our consolidated financial statements.

Exchanges of Non-monetary Assets
      In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-Monetary Assets — An Amendment of ARB Opinion No. 29,” which requires non-monetary asset exchanges to be accounted for at fair value. The Company is required to adopt the provisions of SFAS No. 153 for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognized in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after June 15, 2005. We adopted SFAS No. 123 in fiscal year 2003 and do not expect the adoption of SFAS No. 123R to have a material effect on our consolidated financial statements.

Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for

Asset Retirement Obligations.” FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. We are in the process of evaluating whether FIN 47 will result in the recognition of additional asset retirement obligations for us.
Liquidity and Capital Resources
      Our treasury policy regarding our liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by our treasury department and is centralized in The Netherlands. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.
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
      We had cash and cash equivalents of $113.5 million as of March 31, 2005. At that date, we also had credit facilities totaling $449.4 million of which $159.3 million was outstanding. At March 31, 2005, our credit facilities were all uncollateralized and consisted of the following:

	Interest	Total	Principal
	Rate at	Facility at	Outstanding at
	March 31,	March 31,	March 31,
Description	2005	2005	2005

	(In millions)
US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$147.4	$147.4
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	154.5	—
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity of $117.5 million in April and $15.0 million in October 2005	N/A	132.5	—
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in April and December 2005(1)	3.52%	15.0	11.9

Total		$449.4	$159.3

(1)	Renewed and extended until March 2006.
      Net debt, short and long-term debt less cash and cash equivalents, at March 31, 2005 was $45.8 million, a decrease of $57.7 million, from $103.5 million as at March 31, 2004.
      In June 2005, we entered into new unsecured debt facilities totaling $355 million. These new facilities will replace the A$ revolving loan and the US$ stand-by-loan facilities that were in place at March 31, 2005. Subject to the satisfaction of customary closing conditions, these new facilities will provide us with an increased amount of liquidity, compared to what was available under our previous financing arrangements. These facilities are initially for a 364-day term, but we anticipate that two-thirds of them will be extended to a five-year term if negotiation of the Principal Agreement is completed and the Principal Agreement is subsequently executed and becomes effective. The extension of a facility will only occur if the relevant bank is satisfied with the terms of the Principal Agreement. If the final position reached in the Principal Agreement is materially different from the position in the Heads of Agreement, the extension may not occur and we may have to arrange a further refinancing. In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our debt on terms which are not materially less favorable than the terms currently available to us, we may have to scale back our levels of planned capital expenditure and/or take other measures to conserve cash in order to meet our future cash flow requirements. See Item 10, “Additional Information — Material Contracts.”
      As a consequence of the completion of the sale of our Gypsum business on April 25, 2002, we were technically not in compliance as of that date with certain pre-approval covenants of our US$ uncollateralized note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of our Gypsum business. In connection with such amendment, we prepaid $60.0 million in principal amount of the notes. As a result of the early retirement, we incurred a $9.9 million make-whole payment charge, which was charged to interest expense during fiscal year 2003.
      At March 31, 2005, we believe that we were in compliance with all restrictive covenants contained in the uncollateralized notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, we are required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and have limits on how much we can spend on an annual basis in relation to asbestos payments to Amaca, Amaba or ABN 60.

Cash Flow — Year Ended March 31, 2005 compared to Year Ended March 31, 2004
      Net operating cash inflows increased by $57.2 million or 35% from $162.6 million to $219.8 million for the year ended March 31, 2005 compared to the year ended March 31, 2004, primarily due to changes in our operating assets and liabilities.
      Net cash used in investing activities was $149.2 million for the year ended March 31, 2005 compared to $58.0 million in fiscal year 2004. The increase in the cash used was primarily due to additional capital expenditures of $78.4 million for the year ended March 31, 2005, $10.9 million cash received in fiscal year 2004 from the sale of land and buildings of our Australia and New Zealand business in March 2004, and $5.0 million cash received in the fiscal year 2004 from the sale of our New Zealand Building Systems business in May 2003 that did not recur in fiscal year 2005, partly offset by proceeds of $3.4 million from the sale of land in Sacramento, California in fiscal year 2005.
      Net cash used in financing activities was $28.2 million for the year ended March 31, 2005 compared to $87.9 million for the fiscal year ended March 31, 2004. The decrease in cash used was primarily due to a $68.7 million repayment of capital in fiscal year 2004 that did not recur in fiscal year 2005 and a $9.2 million decrease in dividends paid, partly offset by a $17.6 million scheduled debt repayment in fiscal year 2005.

Cash Flow — Year Ended March 31, 2004 compared to Year Ended March 31, 2003
      Net operating cash inflows increased by $97.8 million from $64.8 million to $162.6 million for the year ended March 31, 2004 compared to the year ended March 31, 2003, primarily due to changes in our operating assets and liabilities and gain on disposal of subsidiaries and businesses. In fiscal year 2003, we recorded a gain of $84.8 million compared to a gain of $4.1 million related to disposal of subsidiaries and businesses. Other working capital changes caused a net increase in cash of $25.5 million.
      Net cash (used in) provided by investing activities was ($58.0) million for the year ended March 31, 2004 compared to $237.9 million for the year ended March 31, 2003. The decrease in cash flows from investing activities from fiscal year 2003 to fiscal year 2004 was primarily due to proceeds from the sale of our Gypsum business and from the Las Vegas land sale in fiscal year 2003, which was partially offset by a

$57.1 million payment related to the transfer of control of ABN 60 in fiscal year 2003 that did not recur in fiscal year 2004. In addition, we spent $15.4 million less on capital expenditures during fiscal year 2004 compared to fiscal year 2003. The $5.0 million from the sale of businesses resulted from the sale of our New Zealand Building Systems business in May 2003. The $10.9 million from property sold resulted primarily from land and buildings of our Australia and New Zealand business that we sold for cash in March 2004. The $74.8 million capital expenditures in fiscal year 2004 resulted primarily from continued operating plant expansions and construction and new property purchases.
      Net cash used in financing activities was $87.9 million for the year ended March 31, 2004 compared to $279.4 million for the year ended March 31, 2003. Net cash outflow in fiscal year 2004 resulted primarily from a $68.7 million return of capital and $22.9 million of dividends paid. In fiscal year 2003, the return of capital was higher by $26.1 million. In addition, in fiscal year 2003 we repaid $160.0 million of bank debt, which did not recur in fiscal year 2004. Net proceeds from borrowings decreased from fiscal year 2003 by $5.0 million to $0.5 million in fiscal year 2004. The proceeds of $3.2 million represent stock option exercises during fiscal year 2004.

Capital Requirements and Resources
      Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally and increase prior to and during months of the year when overall construction and renovation activity volumes increase. We have historically funded cash flow shortfalls with cash generated from divestiture of non-fiber cement business operations and other business assets and from available cash under bank debt facilities.
      During fiscal year 2005, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fiber cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. We expect to spend significantly during fiscal year 2006 on capital expenditures that include facility upgrades and new facility construction. Upgrades generally include expenditures for implementing new fiber cement technologies.
      We may enter into an agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against former Australian James Hardie Group subsidiary companies. Currently, the timing of any potential payments is uncertain because we have not yet reached an agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied.
      We are currently unable to estimate the cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs. However, if we enter into the Principal Agreement, we may have to make an initial payment in fiscal 2006 equal to estimated asbestos claims to be paid over the next three years less existing cash of the Foundation. We believe that the cash and cash equivalents that we currently have on hand and funds from debt facilities that we anticipate will be available, will be sufficient to fund the initial payment. Additionally, we anticipate that the Principal Agreement will require us to make annual payments to fund asbestos claims.
      We are currently negotiating the Principal Agreement with the NSW Government. Costs we incur negotiating this agreement may be significant and will negatively impact our cash generated from operations over the short-term. We anticipate that our cash flows from operations, net of estimated payments that may be made under the Principal Agreement, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $113.5 million, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during the next two to three years.

      Beyond three years, we intend to rely primarily on increased market penetration of our products and increased profitability from a more favorable product mix to generate cash to fund our growth. Historically, our products have been well accepted by the market and our product mix has changed towards higher priced, differentiated products that generate higher margins. We are relying on increased market demand for all of our products to achieve sufficient market penetration and a product-mix sufficiently profitable to fund our growth plans. We also intend to maintain sufficient levels of available cash under bank debt facilities to offset any cash shortfall.
      We believe that we will be able to continue increasing our market share by further market penetration against competing products. Generally, over the past three years, a large part of our growth resulted from market share increases, especially in our major market of North America. We have historically acquired market share from vinyl and wood-based products and believe that our success is based primarily on our superior and proprietary product and production technologies that give us competitive product advantages. We expect to continue our research and development activities over the short and long-term to maintain, improve and increase our technology advantages. Based on our market penetration history, technology benefits from our research and development activities, and other factors, we expect that our market penetration trend will continue over the short and longer-term.
      We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts, the level of housing prices and household income levels. We believe that housing prices, which may affect available owner equity and household income levels, are contributors to the currently robust renovation and remodel markets for our products. We believe that continued improvements in general economic conditions and continued low mortgage interest rates will maintain new housing starts and the renovation and remodel markets at historically high levels, which we expect will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in residential housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements. During calendar year 2004, rising United States interest rates did not have a significant effect on United States home mortgage interest rates and new housing starts increased. However, continued interest rate increases anticipated in calendar year 2005 may slow down new housing starts in the United States and cause a decrease in housing prices, which may reduce demand for our products.
      Pulp is a primary ingredient in our fiber cement formulation and affects our working capital requirements. Pulp prices increased during fiscal year 2005 and it is possible that prices will continue to fluctuate. To minimize additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue to rise, cash generated from our operations may be negatively impacted if pulp pricing is fixed over the longer-term.
      Freight costs have increased due to continued higher fuel prices and an increase in the average length of haul of our products from our facilities to our customers’ facilities. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2005.
      The collective impact of the foregoing factors, and other factors, may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to scale back or postpone our expansion plans to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures
      Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2005, 2004 and 2003 were $153.0 million, $74.1 million and $90.2 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.
      Significant capital expenditures in fiscal year 2005 included the completion of our new Reno, Nevada plant and the construction of a new trim line at our Peru, Illinois plant. Significant capital expenditures in fiscal year 2004 included the completion of: (i) an upgrade to our Blandon, Pennsylvania plant; (ii) a panel production line at our Waxahachie, Texas plant; (iii) a new pre-finishing line at our Peru, Illinois plant; and (iv) a pilot roofing plant in Fontana, California. In addition, we began construction on a new green-field fiber cement plant in Reno, Nevada and on a new trim line at our Peru, Illinois plant. Significant capital expenditures in fiscal year 2003 included the completion of a second flat sheet production line at our plant in Peru, Illinois. In addition, we commenced construction on a panel production line at our Waxahachie, Texas plant and a pilot roofing products plant in Fontana, California and began an upgrade to our Blandon, Pennsylvania plant. See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”

Contractual Obligations
      The following table summarizes our significant contractual obligations at March 31, 2005:

	Payments Due

		During Fiscal Year Ending March 31,

	Total	2006	2007 to 2008	2009 to 2010	Thereafter

	(In millions)
Long-Term Debt	$147.4	$25.7	$35.2	$46.2	$40.3
Interest on Long-Term Debt	44.3	10.5	15.5	9.3	9.0
Operating Leases	133.8	11.7	21.4	19.4	81.3
Purchase Obligations(1)	70.3	50.2	17.8	2.3	—
Line of Credit	11.9	11.9	—	—	—

Total	$407.7	$110.0	$89.9	$77.2	$130.6

(1)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures, the majority of which relate to the construction of our new Pulaski, Virginia plant. In addition, the total purchase obligations includes agreements related to software maintenance contracts and approximately $20 million that will be incurred beginning fiscal year 2006, related to the implementation and maintenance of a new ERP system. Contracts related to our new ERP system were executed after the end of fiscal year 2005. We did not have any significant agreements with variable price provisions.
      The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately $1.8 million for fiscal year 2006. Projected payments beyond fiscal year 2006 are not currently determinable. See also Note 8 to our consolidated financial statements in Item 18.
      In addition, the table above does not include any amounts related to funding obligations that might arise from asbestos — related matters discussed under Item 3, “Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 13 to our consolidated financial statements in Item 18. We have not established a provision for any of these liabilities because at this time such liabilities are not probable and estimable. Depending on future developments, the impact of future cash funding obligations could be significant and our financial position, results of operations and cash flows could be materially adversely affected and our ability to pay dividends could be impaired.
      See Notes 10 and 13 to our consolidated financial statements in Item 18 in this Form 20-F for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements
      As of March 31, 2005 and 2004, we did not have any material off-balance sheet arrangements.
Inflation
      We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2005, 2004 or 2003.
Seasonality and Quarterly Variability
      Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. In Chile, we experience decreased construction activity from May through September due to weather. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.
Research and Development
      For fiscal years 2005, 2004 and 2003, our expenses for research and development were $21.6 million, $22.6 million and $18.1 million, respectively.
      We have invested heavily in research and development, with a focus primarily on fiber cement. We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.
      Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites. At the same time, we have reduced our raw materials costs through yield improvements in the plants; by providing technological support to drive process improvements in our suppliers’ operations; and from our increased business scale.
      We believe that we also benefit from superior economies of scale because we operate plants that have two to three times larger capacity than our competitors.
      In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering; and

•	reduce operating costs at each plant by improving manufacturing processes, raw materials yields and machine productivity.
Outlook
      The short-term outlook for housing construction in North America remains positive, despite the prospect of modest interest rate rises later calendar year 2005.
      Building permit numbers remain strong and the U.S.-based National Association of Home Builders (“NAHB”) reports that there is a backlog of houses that have been permitted but not yet started. These factors suggest the upside potential for housing starts to be good for the immediate future. In addition, the NAHB reported that builders remain positive about industry prospects in the months ahead, and it also refined its expected decline in housing starts for the 2005 calendar year from 3%-5% to 1.4%.
      In North America, strong sales growth is expected, but the rate of growth for the year ahead is forecast to be less than the very high level of fiscal year 2005. In fiscal year 2006, we expect to continue to grow primary demand for fiber cement and to penetrate our targeted markets. Margins are expected to remain attractive over the short-term despite the impact of higher raw material and freight costs.
      In our Australia and New Zealand business, no improvement to the current soft levels of new housing and renovations activity is expected over the short-term. The progressive lifting of product bans and boycotts in
Australia is expected to continue throughout the year. In New Zealand, housing construction activity is expected to continue at previously solid levels. Further manufacturing efficiency gains and other cost savings are also expected.
      In the Philippines, building and construction activity is forecast to be softer but another solid quarterly operating income performance is expected.
      In our emerging Europe Fibre Cement and USA Hardie Pipe businesses, further sales growth and market share are expected as awareness of our products increases among builders, contractors and distributors.
      We have continued to incur costs associated with the SCI and other related matters including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against certain former James Hardie Group Australian subsidiaries; finalization of the NSW Government’s review of legal and administrative costs; and in cooperating with the ASIC investigation into the circumstances surrounding the establishment of the Foundation. SCI and other related expenses are again likely to be material over the short-term.

Item 6.	Directors, Senior Management and Employees
Board Practices and Senior Management

Board Structure
      We have a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.
      In the Netherlands, a two-tier board structure with a Managing Board and a Supervisory Board is common. In Australia, the vast majority of companies listed on the ASX have a one-tier board comprising both executive directors and non-executive directors. Therefore, in addition to our Managing Board and Supervisory Board, our board structure includes a Joint Board (the “Joint Board” or the “Board”), comprising all non-executive directors and our CEO. The Joint Board is the equivalent of a full board of directors of a U.S. or an Australian company.
      Although the responsibilities of our Managing Board, Supervisory Board and Joint Board are currently not formalized in charters, we have developed charters, which will become effective on the date of amendment of our Articles of Association and will be put on the Investor Relations area of our website at www.jameshardie.com. The proposed amendments to our current Articles of Association will require shareholder approval at our 2005 Annual General Meeting.

Managing Board

Members
      The Managing Board includes only executive directors and consists of at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting. The Joint Board and any of our shareholders have the right to make nominations for the Managing Board.
      The Supervisory Board appoints one member of the Managing Board as Chairman and one member as the Chief Executive Officer. The title of Chairman and Chief Executive Officer may be granted to the same person. The Managing Board is currently chaired by our Chief Executive Officer, Mr. Gries.

      If one, more or all members of the Managing Board are prevented from acting, or are failing to act, the Joint Board is authorized to designate a person temporarily in charge of management.
      Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting. Furthermore, members of the Managing Board may be suspended by the Supervisory Board.
      No member of the Managing Board (other than our CEO) shall hold office for a continuous period in excess of three years or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting for re-election.

Responsibilities
      The Managing Board manages our company. It is responsible for:

•	the general affairs, operations and finance; and

•	achieving our goals, strategy and policies, and results.
      The Managing Board is also responsible for complying with all relevant legislation and regulations and for managing the risks associated with our activities.
      It reports related developments to, and discusses the internal risk management and control systems with, the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and to shareholders.
      The Managing Board provides the Supervisory Board, in a timely manner, with all the information it needs to exercise the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account our interests, our enterprise (including the interests of our employees) shareholders, other stakeholders and all parties involved in or with us.

Supervisory Board

Members
      The Supervisory Board includes only non-executive directors and consists of at least two members, or more as determined by the Joint Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting. The Joint Board and any of our shareholders have the right to make nominations for the Supervisory Board.
      If there is a vacancy on the Supervisory Board at any time after the end of an annual General Meeting and prior to the subsequent annual General Meeting, the Joint Board may appoint member(s) of the Supervisory Board to fill any vacancy, provided:

•	that these member(s) retire(s) no later than at the end of the first Annual General Meeting following their appointment; and

•	the number of the members of the Supervisory Board appointed by the Joint Board at any given time does not exceed one-third of the aggregate number of members of the Supervisory Board as fixed by the Joint Board.
      The Supervisory Board appoints one of its members as Chairman. In our case, this person also chairs the Joint Board. The Supervisory Board is currently chaired by Ms. Hellicar.
      No member of the Supervisory Board shall hold office for a continuous period in excess of three years or past the end of the third General Meeting of Shareholders following such member’s appointment, whichever is longer, without submitting for re-election.

Responsibilities
      The Supervisory Board is responsible for:

•	supervising the policy and actions pursued by the Managing Board; and

•	the general course of our affairs and the business enterprise we operate.
      The Supervisory Board assists the Managing Board with advice relating to the general policy aspects connected with its activities. In discharging its duties, the Supervisory Board takes into account our interests, our enterprise (including the interests of our employees), shareholders, other stakeholders and all parties involved in or with us.
      Members of the Supervisory Board may be suspended and dismissed by the shareholders.

Joint Board

Members
      The Joint Board consists of between three and twelve members as determined by the board’s Chairman or a greater number as determined by our shareholders at a General Meeting.
      The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the Chairman of the Supervisory Board decides, one or more other members of the Managing Board, to be designated by the Chairman of the Supervisory Board, provided that the number of members of the Managing Board on the Joint Board is never greater than the number of members of the Supervisory Board.
      The Joint Board currently includes all of the members of the Supervisory Board as well as the Chairman of the Managing Board, i.e. the CEO.
      The Joint Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. In our case, this person also chairs the Supervisory Board. The Joint Board is currently chaired by Ms. Hellicar.

Responsibilities
      The Joint Board is responsible for overseeing the general course of our affairs, approving the strategy set by the Managing Board, and monitoring our performance. To this end, we adopt a three-year business plan and a 12-month operating plan. Our financial results and performance are closely monitored against these plans.
      Our Joint Board also seeks to ensure that we have in place effective external disclosure policies and procedures so that our shareholders and the financial markets are fully-informed on all material matters that might influence the share price.
      The core responsibility of members of the Joint Board is to exercise their business judgment in our and our shareholders best interests. Members of the Joint Board must fulfill their fiduciary duties to shareholders in compliance with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the Company, including employees, customers, creditors and others with a legitimate interest in the Company’s affairs.
      In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Joint Board Committees and individual directors may seek independent professional advice at the Company’s expense for the purposes of the proper performance of their duties.

Processes
      The Joint Board generally holds at least four meetings per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the Company’s offices in the Netherlands, but may in exceptional circumstances be held elsewhere. In addition, meetings may also be held by telephone or video-conference provided that all participants can hear each other simultaneously. The vast majority of the Joint Board meetings shall physically be held in the Netherlands.
      Each Joint Board meeting includes an executive session without any members of our management present.
      The Joint Board has an annual program of visiting our facilities and spending time with line management, customers and suppliers to assist directors to better understand our businesses and the markets in which we operate.
Directors

Qualifications
      Our directors possess qualifications, experience and expertise which will assist the board in fulfilling its responsibilities, and assist the Company to achieve future growth.
      Directors are required to be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings. The responsibilities of directors and our expectations of them are set out in a letter at the time the director is appointed.

Independence
      All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.
      In determining the independence of directors in accordance with applicable listing standards, and whether a director has a material relationship with us or another party that might impair his or her independence, the Joint Board considers all relevant facts and circumstances.
      The Joint Board may determine that a director is independent even if there is a material relationship. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to us.
      The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, having regard to the accounting standards approach to materiality.
      The Joint Board has a policy that a majority of its members and the Chairman must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, the Remuneration Committee and the Audit Committee, a director’s independence is determined by the board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      In addition, the office of Chairman of the Joint Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.
      The Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of us and our shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to our long-term growth and prosperity. Conversely, the Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term, but that their nomination for re-election should be based on their individual performance and our needs.
      The Joint Board has considered the issue of the independence of our directors and determined that each of the members of the Joint Board is independent, other than Mr. Gries. Mr. Gries is our Chief Executive Officer and as such is not independent.
      Under the NYSE listing standards applicable to U.S. companies, Mr. James Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for

us. Accordingly, despite the fact that Mr. Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Audit Committee and the Remuneration Committee.
      Two additional ways in which our corporate governance practices significantly differ from those followed by U.S. domestic companies under NYSE listing standards should be noted. First, in the United States, it is the audit committee of a board of directors that is required to be solely responsible for, among other matters, appointing a company’s independent auditor. However, in accordance with Dutch law, our shareholders are required to appoint our independent auditor. In addition, the NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee), and a nominating committee composed entirely of independent directors. In our case, the charters of the committees of our board of directors only require that we have a majority of independent directors on such committees, unless a higher number is mandatory.
      Directors’ shareholdings disclosed under “Share Ownership” below are not considered to detract from their independence.
      All of the independent directors have:

•	undertaken to advise the Joint Board of any change in their circumstances that could affect their independence; and

•	completed a comprehensive questionnaire that confirms their independence.

Director Orientation
      We have an orientation procedure for new directors. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for the fulfillment of the directors’ duties.
      Typically, a new director will undergo an extensive orientation that includes:

•	visits to our facilities, meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	a review of his or her rights, duties and responsibilities; and

•	a discussion of the role of Joint Board Committees.
      We also have induction and orientation programs for executives and employees that are tailored according to seniority and position.
      We encourage our directors to participate in continuing education programs to assist them in performing their responsibilities.

Remuneration
      Under our Articles of Association, the salary, the bonus (if any) and the other terms and conditions of employment of the members of the Managing Board are determined by the Joint Board. Under an amendment to the Dutch Civil Code which came into force on October 1, 2004, the salary and bonus of members of the Managing Board must be determined within the scope and the limits of a Remuneration Policy.
      A Remuneration Policy for the members of the Managing Board has been developed by the Supervisory and Joint Boards and will be submitted to our shareholders for adoption at the next General Meeting. Furthermore, arrangements for the remuneration of the members of the Managing Board in the form of shares or CUFS, or rights to acquire shares or CUFS, in our share capital will be subject to the approval of shareholders at the 2005 General Meeting.
      Under our Articles of Association, the Joint Board determines the remuneration of the members of the Supervisory Board, provided that the total amount does not exceed a maximum sum approved by shareholders at the General Meeting. Under the amendment to the Dutch Civil Code, the total remuneration of the members of the Supervisory Board will always be determined by shareholders.

Indemnification
      Our Articles of Association generally provide that we will indemnify any person who is or was a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of such person’s duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Management Succession
      The Joint Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.
Board Committees
      Our Joint Board has three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. In addition, a fourth committee, known as the Special Committee, operated between July 19, 2004 and March 31, 2005.
      Following the Corporate Governance review and changes proposed to the Articles of Association, the board committee structure is being revised and it is anticipated that the Supervisory Board instead of the Joint Board will have three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.

Audit Committee
      Following our recent corporate governance review, changes were made to update and expand our Audit Committee Charter. The key aspects of the charter, as amended, are set out below.

Members and Independence
      The Audit Committee contains at least three members of the Board, appointed by the Board. The majority of the members of the Audit Committee must be independent. If the rules and regulations of the ASX, the NYSE or any other applicable regulatory body mandatorily require more members of the Audit Committee to be independent, then the number of members of the Audit Committee required by the rules to be independent must be independent. For purposes of complying with any applicable independence requirements, a director’s independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      All members must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee, as determined by the Board. At least one member must have accounting or related financial management expertise, as determined by the Board. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Board in accordance with U.S. Securities and Exchange Commission rules.
      The Board appoints one member of the Audit Committee as its Chairman. The Chairman must be independent and is primarily responsible for the proper functioning of the Audit Committee. The Chairman acts as spokesman of the Audit Committee and is the main contact for the Board. The Chairman of the Audit Committee must not be the current Chairman of the Board or a former member of the Managing Board.

      Currently, the members of the Audit Committee are Mr. Michael Brown (Chairman), Mr. Michael Gillfillan, Mr. Loudon, Mr. Gregory Clark and Ms. Hellicar.
      Under the NYSE listing standards applicable to U.S. companies, Mr. Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr. Loudon is not independent under the NYSE rules, the Board has resolved to have him continue to serve on the Audit Committee.

Purpose, Duties and Responsibilities
      The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling the Board’s responsibilities relating to: the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the external auditor’s qualifications and independence; the Company’s internal controls; oversight of risk assessment and management; the performance of the Company’s internal audit function and the external auditor; and such other matters as the Board may request from time to time.
      Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls, including periodic discussions with management, internal auditors and the external auditor, and seeks assurance of compliance with relevant regulatory and statutory requirements.
      Financial Reports: The Audit Committee oversees the Company’s financial reporting process and reports on the results of its activities to the Board. Specifically, the Audit Committee reviews with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements, and recommends their adoption to the Board. The Chairman of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews. In overseeing the financial reporting process, the Audit Committee:

•	Oversees the submission of financial information by the Company (including information relating to the Company’s choice of accounting policies, the application and assessment of the effects of new relevant legislation, and information on the treatment of estimated entries in the annual accounts).

•	Meets to review and discuss with management and the external auditor the annual audited and quarterly financial statements of the Company, including: (i) an analysis of the external auditor’s judgment as to the quality of the Company’s accounting principles, including significant financial reporting issues and judgments made in connection with the preparation of the financial statements; (ii) the Company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including accounting policies that may be regarded as critical; and (iii) major issues regarding the Company’s accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles and financial statement presentations.

•	Assesses whether the external reporting is consistent with the members of the Audit Committee’s information and knowledge and is adequate for shareholder needs.

•	Reviews and discusses corporate policies with respect to earnings press releases, as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies.
      Risk Assessment and Management: The Audit Committee reviews, monitors and discusses the Company’s policies and procedures with respect to:

•	the identification of strategic, operational and financial risks;

•	the establishment of effective systems to monitor, assess, prioritize, mitigate and manage risk; and

•	reporting systems for monitoring compliance with risk policies.

      External Audit: The Audit Committee has general oversight of the appointment and provision of all external audit services to the Company. Specifically, the Audit Committee:

•	Is responsible, in its capacity as a committee of the Board, for the selection, retention, compensation, and general oversight of the work of the external auditor. Accordingly, it recommends the appointment and, as appropriate, the termination of the external auditor to the General Meeting of shareholders. The external auditor reports directly to the Audit Committee. At least every four years, the Audit Committee shall, together with the Managing Board, thoroughly assess the functioning of the external auditor in the various entities and capacities in which the external auditor operates. The main conclusions of the assessment are notified to the General Meeting, accompanied by, if appropriate, a proposal for the replacement of the external auditor and appointment of a new external auditor.

•	Reviews all audit reports provided to the Company by the external auditor.

•	Obtains and reviews, at least annually, a report by the external auditor describing: (i) the external auditor’s internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years relating to one or more independent audits carried out by the external auditors, as well as any steps taken by the external auditor to deal with any such issues; and (iii) all relationships between the external auditor and the Company.

•	Approves in advance all audit services to be provided by the external auditor.

•	Establishes policies and procedures for the engagement of the external auditor to provide permissible non-audit services, which shall include pre-approval of all permissible non-audit services to be provided by the external auditor, and determines the involvement of the external auditor in respect of the contents and publication of financial reporting by the Company other than the annual accounts.

•	Considers, at least annually, the independence of the external auditor, including whether the external auditor’s performance of permissible non-audit services is compatible with the auditor’s independence, and obtains and reviews a report by the external auditor describing any relationships between the external auditor and the Company or any other relationships that may adversely affect the independence of the external auditor. At least once a year, the Audit Committee shall, together with the Managing Board, report to the Board on the developments concerning the relationship with the external auditor, in particular its independence. The report shall address issues including the adequacy of the rotation of the partners within the external auditor firm, and the appropriateness of any non-audit services provided by the external auditor. Ongoing retention of the external auditor will take into account the outcome of this report.

•	Oversees the compliance with recommendations and observations of the external auditor.

•	Reviews and discusses with the external auditor: (i) the scope of the audit, the results of the audit, any irregularities in respect of the content of the financial reporting, and any difficulties the external auditor encountered in the course of its audit work, including management’s response, any restrictions on the scope of the external auditor’s activities or on access to requested information, and any significant disagreements with management; and (ii) any reports of the external auditor with respect to interim periods.

•	Establishes policies for the hiring of employees and former employees of the external auditor.
      Internal Audit: The Audit Committee oversees the Company’s internal audit function, and approves the appointment and termination of all providers of internal audit services, both internal and external (including the Company’s internal audit director from time to time). The Audit Committee approves, and can direct, the plan of action for internal audit services, takes note of internal audit findings and recommendations, supervises compliance with the plan and recommendations, and assesses the performance of the internal audit function. Specifically, the Audit Committee:

•	Discusses with the internal auditors the overall scope and plans for its audit activities.

•	Reviews and approves the annual internal audit plan and the related budget and work program.

•	Reviews all internal audit reports.

•	Oversees the implementation of corrective actions by management personnel.
      In addition, the Audit Committee meets separately and periodically with all providers of internal audit services, at either the committee’s or the internal auditor’s request, and reviews and discusses the scope and results of the internal audit program. At least annually, the Audit Committee assesses the performance and objectivity of the internal audit function, including review of the internal audit program and co-ordination between internal and external auditors, and the need for any changes.
      Internal Controls: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company’s internal compliance and control systems as well as and the effectiveness of their implementation, including any significant deficiencies in internal controls and significant changes in such controls.
      Disclosure Controls and Procedures: The Audit Committee reviews and discusses the adequacy and effectiveness of the Company’s disclosure controls and procedures and management reports thereon.
      Complaints: The Audit Committee establishes procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding questionable accounting and auditing matters.

Meetings
      The Audit Committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places, and with such invitees, as the Audit Committee determines. A quorum for a meeting of the Audit Committee is a majority of its members. Resolutions of the Audit Committee are adopted by a majority of votes cast. The Audit Committee keeps minutes of meetings and records of resolutions passed, and these are included in the papers for the next Board meeting after each meeting of the Audit Committee. The Audit Committee reports regularly to the Board about its meetings and activities.

Communications
      The Audit Committee maintains free and open communications with the external auditor, the internal auditors and management. The committee periodically meets with the external auditor without representatives of management to discuss the adequacy of the Company’s disclosures and policies and to satisfy itself regarding the external auditor’s independence from management. The external auditor may communicate with the Audit Committee or its Chairman at any time.

Access and Advisors
      In exercising its oversight role, the Audit Committee may investigate any matter brought to its attention, and for this purpose has full access to the Company’s records, personnel and any required external support. The Audit Committee has the authority to retain, at the Company’s expense, the external auditor and such other outside counsel, accountants, experts and advisors as it determines appropriate to assist the Audit Committee in the performance of its functions. The Company will also provide funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Standards
      The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the Company’s financial reporting and practices.

Charter
      The Audit Committee reviews and assesses the adequacy of its charter at least annually, and recommends any changes it considers appropriate to the Board.

Annual Review
      The Audit Committee conducts an annual performance review of the Audit Committee and reports its findings to the Board.

Conflicts of Interest
      The Audit Committee oversees the Company’s compliance programs with respect to legal and regulatory requirements and the Company’s code of ethics policies, including reviewing related party transactions and other conflict of interest issues as they arise.

Reporting
      In addition to providing the Board with a report and minutes of each of its meetings, the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the performance of the internal audit function.

Special Reviews
      The Audit Committee may undertake other special duties as requested by the Board.

Annual Information Meeting
      Our external auditor attends the Annual Information Meeting.
      Our Audit Committee Charter, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Nominating and Governance Committee
      Our Nominating and Governance Committee was formed in 2002. Following our recent corporate governance review, changes were made to update and expand our Nominating and Governance Committee Charter. The key aspects of the charter, as amended, are set out below.

Members and Independence
      The Nominating and Governance Committee consists of at least three members of the Supervisory Board, who are appointed by the Board.
      The majority of the members of the committee must be independent unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, a director’s independence is determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      The Joint Board appoints one member of the committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Board.
      Currently, Mr. Donald McGauchie (Chairman), Mr. Peter Cameron, Mr. Clark and Ms. Hellicar serve on the Nominating and Governance Committee.

Purpose, Duties and Responsibilities
      The purpose of the committee is to identify individuals qualified to become members of the Managing Board or Board; recommend to the Board candidates for the Managing Board or Board (to be appointed by shareholders); recommend to the Board a set of corporate governance principles; and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the committee are to:

•	Develop criteria for identifying and evaluating candidates for the Managing Board and the Board. These criteria include a candidate’s business experience and skills, independence, judgment, integrity, ability to commit sufficient time and attention to the activities of the Managing Board and Board, as well as the absence of any potential conflicts with the Company’s interests. In applying these criteria, the committee considers the needs of the Managing Board and the Board as a whole and seeks to achieve a diversity of occupational and personal backgrounds on the Board.

•	Identify and review the qualifications of, and recruit candidates for, the Managing Board and the Board.

•	Assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

•	Establish a procedure for the consideration of candidates for the Managing Board and the Board recommended by the Company’s stockholders.

•	Recommend to the Board candidates for election or re-election to the Managing Board and the Board, all to be elected by shareholders at a General Meeting.

•	Recommend to the Board candidates to be appointed by the Board as necessary to fill vacancies and newly created directorships and make recommendations for the removal of directors.

•	Develop and recommend to the Board a set of corporate governance principles and review and recommend changes to these principles, as necessary.

•	Make recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

•	Recommend to the Board candidates for appointment to board committees and consider periodically rotating directors among the committees.

•	Review and recommend to the Board retirement and other tenure policies for directors.

•	Review directorships in other public companies held by or offered to directors and senior officers of the Company.

•	Review and assess the channels through which the Board receives information, and the quality and timeliness of information received.

•	Review the Company’s succession plans relating to the CEO and other senior officers.

•	Periodically evaluate the functioning of the individual members of the Managing Board and the Board and report the results of the evaluation to the Board.

•	Periodically evaluate the scope and composition of the Managing Board and the Board, and propose the profile of the Board.

•	Supervise the policy of the Managing Board in relation to the selection and appointment criteria for senior management.

•	Annually evaluate the performance of the committee and the adequacy of the committee’s charter.

•	Perform such other duties and responsibilities as are consistent with the purpose of the committee and as the Board or the committee deems appropriate.

Outside Advisors
      The committee has the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions, including sole authority to retain and terminate any search firm used to identify director candidates, and to approve the search firm’s fees and other retention terms.

Meetings
      The committee meets as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the committee determines. A quorum for a meeting of the committee is a majority of its members. Resolutions of the committee are adopted by a majority of votes cast. The committee reports regularly to the full Board with respect to its meetings.

Report
      The committee prepares a report of its deliberations and findings and provides the Board with the report at the first meeting of the Board directly following the meeting of the committee and in any event no less frequently than annually.
      Our Nominating and Governance Committee Charter, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Remuneration Committee
      Following our recent corporate governance review, changes were made to update and expand our Remuneration Committee Charter. The key aspects of the charter, as amended, are set out below.

Members and Independence
      The Remuneration Committee consists of at least three members of the Supervisory Board who are appointed by the Board.
      The majority of the members of the Remuneration Committee must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors to serve on our Remuneration Committee, a director’s independence shall be determined by the Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      Additionally, members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code.
      The Board appoints one member of the Remuneration Committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Board. The Chair of the Remuneration Committee may not be the current Chairman of the Board or a former member of the Managing Board.
      Currently, the members of the Remuneration Committee are Mr. John Barr (Chairman), Mr. Loudon and Ms. Hellicar.

      Under the NYSE listing standards applicable to U.S. companies, Mr. Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, despite the fact that Mr. Loudon is not independent under the NYSE rules, the board of directors has resolved to have him continue to serve on the Remuneration Committee.

Purpose, Duties, and Responsibilities
      The purpose of the Remuneration Committee is to discharge the responsibilities of the Board relating to remuneration of the Company’s senior executives and non-executive directors and to further advise the Board on the Company’s remuneration policies and practices. The duties and responsibilities of the Remuneration Committee are to:

•	Oversee the Company’s overall remuneration structure, policies and programs, assess whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approve any significant changes in the Company’s remuneration structure, policies and programs.

•	Administer and make recommendations to the Board with respect to the Company’s incentive-compensation and equity-based remuneration plans, including the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”).

•	Review the remuneration of directors, for service on the Board and the Board committees and recommend changes in remuneration to the Board.

•	Prepare a proposal for the Board concerning the remuneration policy for the members of the Managing Board to be put to a General Meeting.

•	Review and make recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

•	Prepare a proposal concerning the individual remuneration of the members of the Managing Board to be put to the Board, including: (i) the remuneration structure; and (ii) the amount of fixed remuneration, shares and/or options and/or other variable remuneration components, pension rights, severance pay and other forms of remuneration to be awarded, as well as the related performance criteria.

•	Review and approve corporate goals and objectives relevant to the remuneration of the members of the Managing Board, evaluate the performance of the members of the Managing Board in light of those goals and objectives, and recommend to the Board the remuneration of the members of the Managing Board.

•	Prepare the remuneration report on the remuneration policies for the Managing Board to be put to the Board for adoption. The remuneration report comprises a report on the way in which the remuneration policy was implemented in the most recent financial year as well as an outline of the remuneration policy that will be implemented in the following years. At a minimum, the outline must contain the information as referred to in best practice provision II.2.10 of the Dutch Corporate Governance Code. The remuneration report shall be posted on the Company’s website.

•	Make recommendations regarding the remuneration of the Company’s other senior executives.

•	Approve stock option and other stock incentive awards for senior executives.

•	Review and approve the design of incentive schemes and other benefit plans pertaining to senior executives.

•	Review and recommend employment agreements and severance arrangements for senior executives, including change-in-control provisions, plans or agreements.

•	Approve, amend or modify the terms of any remuneration or benefit plan that does not require shareholder approval.

•	Annually evaluate the performance of the Remuneration Committee and the adequacy of this charter.

•	Perform such other duties and responsibilities as are consistent with the purpose of the Remuneration Committee and as the Board or the Remuneration Committee deems appropriate.

Subcommittees
      The Remuneration Committee may delegate any of the foregoing duties and responsibilities to a subcommittee of the Remuneration Committee consisting of not less than two members of the committee.

Outside Advisors
      The Remuneration Committee will have the sole authority to retain, at the expense of the Company, such outside counsel, experts, remuneration consultants and other advisors as it determines appropriate to assist it in the full performance of its functions.

Meetings
      The Remuneration Committee will meet as often as it deems necessary or appropriate, either in person or telephonically, and at such times and places as the Remuneration Committee determines. A quorum for a meeting of the Remuneration Committee is a majority of its members. Resolutions of the Remuneration Committee are adopted by a majority of votes cast. The Remuneration Committee will report regularly to the Board with respect to its meetings and activities.

Report
      The Remuneration Committee prepares a report of its deliberations and findings and provides the Board with the report at its first meeting directly following the meeting of the Remuneration Committee and, in any event, no less frequently than annually.
      Our Remuneration Committee Charter, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Special Committee
      In July 2004, the Board established a committee of the Board to oversee our participation in the SCI’s investigation into the Foundation. The Special Committee was wound-up on March 31, 2005.
      Ms. Hellicar (Chairman), Mr. McGauchie and Mr. Gillfillan served on the Special Committee. Its responsibilities included:

•	reviewing the SCI’s report, which was delivered to the NSW Government on September 21, 2004, and recommending to the Joint Board appropriate actions in response to its findings; and

•	overseeing any developments with respect to or discussion of arrangements as to the SCI’s findings and taking any recommendations to the Joint Board and, ultimately, to our shareholders for approval.
Policies and Programs
      We have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:

•	Risk Management

•	Business Conduct and Ethics

•	Ethics Hotline (Whistleblower)

•	Continuous Disclosure and Market Communication

•	Insider Trading

Risk Management
      The Joint Board, together with the Audit Committee, is responsible for satisfying itself that our risk management systems are effective and, in particular, for ensuring that:

•	the principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
      In addition to maintaining appropriate insurance and other risk management measures, the Company has taken the following steps to address identified risks. It has:

•	established policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issued and revised standards and procedures in relation to environmental and health and safety matters;

•	implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

•	issued procedures requiring that significant capital and recurring expenditure is approved at an appropriate level of management or by the Joint Board.
      The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the Company’s risk management systems. The internal and external audit functions are separate from and independent of each other.
      The above risks are also addressed in our Code of Business Conduct and Ethics which applies to all employees and directors, and monitored through regular reports to the Joint Board. Where appropriate, members of the management team and independent advisers also make presentations to the Joint Board and to the Audit Committee during the year.
      We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control system.

Business Conduct and Ethics
      See Item 16B, “Code of Business Conduct and Ethics.”
      Our Code of Business Conduct and Ethics, as amended, is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Ethics Hotline (Whistleblower)
      Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policy. The Ethics Hotline will be introduced progressively in our operations in The Netherlands, the United States and Australia before July 31, 2005. See Item 16B, “Code of Business Conduct and Ethics.”

Continuous Disclosure and Market Communication Policy
      We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand our strategies and assess the quality of our management and examine our financial position and the strength of our growth prospects.
      The policy is also designed to ensure that we satisfy our legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as our obligations in the United States where we are traded on the NYSE, and in The Netherlands.

      We are committed to communicating effectively with our investors. Our investor relations program includes:

•	management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;

•	audio webcasts of other management briefings and view webcasts of the shareholder information meeting;

•	a comprehensive Investor Relations website that displays all Company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and roadshow presentations;

•	Australian and United States site visits and briefings on strategy for investment analysts;

•	a quarterly newsletter available to shareholders and other interested parties;

•	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

•	equality of access for shareholders, investment analysts and the media to briefings, presentations and meetings.
      Our Continuous Disclosure and Market Communication Policy is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Insider Trading
      Directors and senior executives are subject to our Insider Trading Policy and rules.
      Directors and senior executives, among others, must notify the designated compliance officer, currently our General Counsel, before buying or selling our shares. Our shares may only be bought or sold by employees, including senior executives, and directors, within four weeks beginning two days after the announcement of quarterly or full year results.
      The Joint Board recognizes that it is the individual responsibility of each of our directors and employees to ensure that he or she complies with the spirit and the letter of insider trading laws and that notification to the Joint Board in no way implies Joint Board approval of any transaction.
      Our Insider Trading Policy is available from the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Current and Former Directors and Executive Officers

Recent Developments
      On August 11, 2004, Mr. Alan McGregor resigned as Chairman of the Supervisory Board due to his continuing ill health and Ms. Meredith Hellicar was appointed Chairman of the Supervisory Board. On August 25, 2004, Mr. McGregor resigned from the Joint and Supervisory Boards and from all board committees on which he served. Mr. McGregor passed away on February 19, 2005.
      On September 28, 2004, we announced that Mr. Peter Macdonald and Mr. Peter Shafron were standing aside as Chief Executive Officer and Chief Financial Officer, respectively.
      On October 20, 2004, Mr. Shafron resigned from his position as Chief Financial Officer. On October 21, 2004, Mr. Russell Chenu was named Executive Vice President, Australia and interim Chief Financial Officer. On February 14, 2005, Mr. Chenu was appointed as our Chief Financial Officer.

      On October 21, 2004, Mr. Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. On the same day, Mr. Louis Gries was appointed as an interim member of the Managing Board (in accordance with Article 15.4 of our Articles of Association) and was named interim Chief Executive Officer. On February 14, 2005, he was appointed Chief Executive Officer. Mr. Gries’ appointment, as a member of the Managing Board, will require shareholders’ approval at the next General Meeting.
      Mr. Macdonald’s resignation letter did not explain his reasons for resigning. Prior to the date of Mr. Macdonald’s resignation, we had, with Mr. Macdonald’s knowledge, engaged external legal advisers to conduct a review of our affairs in the light of the findings of the SCI. That review did not result in any finding that Mr. Macdonald had breached the terms of his employment agreement in relation to the activities and transactions under review. Mr. Macdonald’s resignation followed the announcement on September 28, 2004 (shortly after the release of the SCI Report) that Mr. Macdonald was standing down from his role as Chief Executive Officer.
      After his resignation as our Chief Executive Officer, we engaged Mr. Macdonald in a consulting role for a minimum period of 27 months in order to efficiently transition his duties as Chief Executive Officer to his successor. From October 22, 2004 through January 21, 2005, Mr. Macdonald was paid a monthly consulting fee of $60,000 in return for committing to up to 80% of a full-time role during that period. From January 22, 2005 through March 31, 2005, Mr. Macdonald was paid a monthly fee of $10,000. We paid Mr. Macdonald a total of $201,289 from October 22, 2004 to March 31, 2005. After March 31, 2005, we have paid and expect to continue to pay Mr. Macdonald a monthly fee of $10,000 for the remainder of the agreement.
      Mr. Shafron’s resignation letter did not explain his reasons for resigning. He had previously stood down from his position as Chief Financial Officer.
      We also engaged Mr. Shafron in a consulting role for a period of 24 months in order to efficiently transition his duties as Chief Financial Officer to his successor. From October 22, 2004 through March 31, 2005, we paid Mr. Shafron a monthly fee of $7,020 for a total of $37,417. In addition, during this period we also paid for his monthly car lease payment of $750 for a total of $3,968. After March 31, 2005, we will continue to pay Mr. Shafron a monthly fee of $7,020 and pay for his car lease. Beginning in June 2005, we will be paying Mr. Shafron a monthly fee of $7,770, which includes a $750 car allowance, for the remainder of the agreement.
      On October 21, 2004, Mr. Folkert Zwinkels resigned from the Managing Board and Mr. W. (Pim) Vlot, the Company’s Secretary at the time, was appointed as an interim member of the Managing Board (in accordance with Article 15.4 of our Articles of Association) on the same day. Mr. Zwinkels resigned from his position as a managing director in order to focus his attention on his role as our Treasurer. On April 30, 2005, Mr. Zwinkels resigned from the Company. On June 30, 2005, Mr. Vlot’s employment agreement expired by its terms and on July 1, 2005 Mr. Benjamin Butterfield was appointed as an interim member of the Managing Board and Company Secretary.

      The current members of our Supervisory Board, Managing Board and Joint Board and our executive officers, along with certain of our former directors and executive officers, are as follows:

Name	Age	Position	Term Expires

Supervisory Board
Meredith Hellicar	51	Chairman of the Joint Board and Chairman of the Supervisory Board	2006
John Barr	58	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2007
Michael Brown	59	Member of the Joint Board and the Supervisory Board	2005
Peter Cameron	54	Member of the Joint Board and the Supervisory Board	2006
Gregory Clark	62	Member of the Joint Board and the Supervisory Board	2005
Michael Gillfillan	57	Member of the Joint Board and the Supervisory Board	2006
James Loudon	62	Member of the Joint Board and the Supervisory Board	2005
Donald McGauchie	55	Member of the Joint Board and the Supervisory Board	2006

Managing Board
Louis Gries	51	Chief Executive Officer, Interim Member of the Joint Board and Interim Chairman of the Managing Board
Benjamin Butterfield	45	General Counsel, Interim Member of the Managing Board and Company Secretary

Other Executive Officers
Russell Chenu	55	Chief Financial Officer
Donald Merkley	42	Executive Vice President — Research and Development
David Merkley	42	Executive Vice President — Engineering and Process Development
James Chilcoff	40	Vice President — International(1)
Mark Fisher	34	Vice President — Specialty Products(2)
Nigel Rigby	38	Vice President — Emerging Markets(2)
Robert Russell	39	Vice President — Established Markets(2)

Former Directors and Executive Officers
Alan McGregor	68	Former Chairman of the Joint Board and Former Chairman of the Supervisory Board(3)
Peter Macdonald	52	Former Chief Executive Officer, Former Member of the Joint Board and Former Chairman of the Managing Board(4)
Peter Shafron	44	Former Senior Vice President Legal and Chief Financial Officer(5)
Phillip Morley	57	Former Chief Financial Officer(5)
Folkert Zwinkels	36	Former Treasurer and Former Member of the Managing Board(6)
W. (Pim) Vlot	40	Former Interim Member of the Managing Board and Former Company Secretary(7)

(1)	Mr. Chilcoff became a Vice President in August 2004.

(2)	Mr. Fisher, Mr. Rigby and Mr. Russell became Vice Presidents in November 2004.

(3)	On August 11, 2004, Mr. McGregor resigned as Chairman. On August 25, 2004, he resigned his Board and committee memberships due to continuing ill health. Mr. McGregor passed away on February 19, 2005.

(4)	Mr. Macdonald resigned on October 21, 2004.

(5)	At the end of May 2004, Mr. Shafron replaced Mr. Morley as Chief Financial Officer. Mr. Shafron resigned on October 20, 2004.

(6)	On October 21, 2004, Mr. Zwinkels resigned from the Managing Board and Mr. Vlot, Company Secretary, was appointed as an interim member of the Managing Board on the same day. Mr. Zwinkels resigned as our Treasurer on April 30, 2005.

(7)	Mr. Vlot’s temporary employment agreement, as amended, provided that unless an indefinite contract was negotiated, the contract would automatically terminate on June 30, 2005. The agreement expired by its terms on June 30, 2005.
Directors
      Meredith Hellicar is the Chairman of our Joint Board and the Chairman of our Supervisory Board. From July 19, 2004 until its dissolution on March 31, 2005, Ms. Hellicar was also the Chairman of the Special Committee overseeing matters relating to the SCI. Ms. Hellicar is also a member of our Remuneration Committee, Nominating and Governance Committee and Audit Committee. Ms. Hellicar joined James Hardie Industries Limited (now named ABN 60) as an independent, non-executive director in May 1992. She resigned as director of JHIL in October 2001 and was appointed as a member of our Supervisory Board and Joint Board. She was last elected by our shareholders at our 2003 Annual General Meeting. Ms. Hellicar was appointed Chairman of our Joint and Supervisory Board after Mr. McGregor’s resignation in August 2004. She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services. She is a director of AMP Limited (since March 2003), Southern Cross Airports Group, Amalgamated Holdings Limited (since October 2003), HLA Envirosciences Pty Limited and HCS Limited; and Chairman of The Sydney Institute. Ms. Hellicar is also a member of the Australian Takeovers Panel and the Garvan Institute Foundation. Her previous experience includes directorships with the NSW Environment Protection Authority from 1992 to 1996, AurionGold and the NSW Treasury Corporation from 2003 and 2004. Ms. Hellicar was Chief Executive Officer of the law firm Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pte Ltd and InTech Pty Ltd. Ms. Hellicar was awarded a Centenary Medal for her contribution to society in business leadership. Ms. Hellicar received a Bachelor of Arts and Master of Laws, specializing in international business law, from University of Sydney.
      John Barr joined James Hardie Industries N.V. as an independent, non-executive director as a member of our Joint Board and Supervisory Board in September 2003 and was appointed Deputy Chairman of the Joint and Supervisory Boards in October 2004. He was last elected by our shareholders at our 2004 Annual General Meeting. Mr. Barr is also Chairman of our Remuneration Committee. Mr. Barr is Chairman of Performance Logistics Group, Inc., the second largest provider of new vehicle transportation services in North America, and in May 2005, he assumed the role of Chief Executive Officer of Papa Murphy’s International Inc., a take-and-bake pizza chain, following its June 2004 acquisition by a partnership consisting of himself, Charlesbank Capital Partners, LLC and company management. He has more than 30 years of management experience in the North American industrial sector, including 25 years at The Valvoline Company, a leading marketer, distributor and producer of quality branded automotive and industrial products and services, eight years as President and Chief Executive Officer. Between 1995 and 1999, Mr. Barr served as President and Chief Operating Officer and a member of the board of directors of the Quaker State Corporation, a leading automotive aftermarket products and consumer car care company, now part of Royal Dutch Shell. Since December 2002, Mr. Barr has served as director of United Auto Group, the second largest publicly held automotive retailer in the United States, and, in August 2003, he was appointed to the board of directors of Clean Harbors Inc., the leading provider of hazardous waste and environmental management services throughout North America. In December 2003, he was appointed as director to UST Inc.

      Michael Brown is a member of our Joint Board and Supervisory Board and Chairman of our Audit Committee. Mr. Brown joined James Hardie Industries Limited as an independent, non-executive director in September 1992 and was appointed to our Supervisory Board and Joint Board in October 2001. He was last elected by our shareholders at our 2002 Annual General Meeting. Mr. Brown has broad executive experience in finance, accounting and general management in Australia, Asia and the United States. He is Chairman and Director of Repco Corporation Ltd and Energy Developments Ltd. He is a non-executive director of Wattyl Ltd and Innamincka Petroleum Ltd. He was Group Finance Director of Brambles Industries Limited from 1995 to 2000; prior to that, he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.
      Peter Cameron joined James Hardie Industries N.V. as an independent, non-executive director as a member of our Joint Board and Supervisory Board in August 2003. He was last elected by our shareholders at our 2003 Annual General Meeting. He is also a member of our Nominating and Governance Committee. Mr. Cameron has been involved in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions, and has a wealth of commercial and corporate advisory experience. He is Chairman of Investment Banking in Australia and a Managing Director of Credit Suisse First Boston. In addition, he is a member of the Australian Takeovers Panel and Chairman of the Advisory Board of the University of Sydney Law School. Mr. Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson. Mr. Cameron has a Bachelor of Arts and Bachelor of Laws from the University of Sydney.
      Gregory Clark is a member of our Joint Board and Supervisory Board. He is also a member of our Nominating and Governance Committee and Audit Committee. He was elected as an independent, non-executive director in July 2002. Dr. Clark first joined the Company as a consultant to the Board in December 2001. He has a distinguished background in science and business, specializing in the development and commercialization of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist. Dr. Clark is currently Principal of Clark Capital Partners, a technology advisor to a number of financial institutions and a Director of Australia and New Zealand Banking Group Limited. He served as President and Chief Operating Officer of U.S.-based Loral Space and Communications LLC from 1998 to 2000. Prior to that, he was President of News Corporation’s News Technology Group and a member of News Corporation’s Executive Committee. Dr. Clark received a Ph.D. in Physics from the Australian National University.
      Michael Gillfillan is a member of our Joint Board and Supervisory Board and Audit Committee. In addition, Mr. Gillfillan was a member of the Special Committee overseeing matters relating to the SCI from July 19, 2004 until its dissolution on March 31, 2005. Mr. Gillfillan joined James Hardie Industries Limited as an independent, non-executive director in August 1999 and was appointed to our Supervisory Board and Joint Board in September 2001. He was last elected by our shareholders at our 2003 Annual General Meeting. He provides us with considerable knowledge of U.S. capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank. He was elected as a director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA in January 2003 and is a partner at Meriturn Partners, LLC. Mr. Gillfillan received a B.A. in History from the University of California, Berkeley and an MBA from the University of California, Los Angeles.
      James Loudon is a member of our Joint Board and Supervisory Board, Audit Committee and Remuneration Committee. Mr. Loudon was elected as an independent, non-executive director in July 2002 after joining James Hardie Industries N.V. as a consultant to the Board in March 2002. He has held management positions in finance and investment banking and senior roles in the transport and construction industries. He is currently Deputy Chairman of Caledonia Investments Plc and has been a director of this company since 1995. He is Governor of the University of Greenwich and of several charitable organizations. He was a non-executive director of Lafarge Malayan Cement Berhad from 1989 to 2004. In addition, he served as Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 until 2001 and, prior to that, he was the first Vice-President of Finance for Blue Circle’s companies in the United States. Mr. Loudon received a Bachelor of Arts from Cambridge University and an MBA from the Stanford Graduate School of Business.
      Donald McGauchie is a member of our Joint Board and Supervisory Board and the Chairman of our Nominating and Governance Committee. In addition, Mr. McGauchie was a member of the Special Committee overseeing matters relating to the SCI from July 19, 2004 until its dissolution on March 31, 2005. Mr. McGauchie joined James Hardie Industries N.V. as an independent, non-executive director in August 2003. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr. McGauchie is Chairman of Telstra Corporation Limited and a director of The Reserve Bank of Australia and Nufarm Limited. Mr. McGauchie was a director of National Foods Limited from 2000 to 2005, director of Graincorp Limited from 1999 to 2002, Chairman of Woolstock Australia Limited from 1999 to 2002, Deputy Chairman of Ridley Corporation Limited from 1998 to 2004, President of the National Farmers Federation from 1994 to 1998 and Chairman of Rural Finance Corporation from 2003 to 2004. In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
      Louis Gries is our Chief Executive Officer, an interim member of the Joint Board and our interim Chairman of the Managing Board. His election as a permanent member of the Managing Board will be required at the next General Meeting of shareholders. Mr. Gries joined us as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993 and Executive Vice President — Operations in January 2003. In October 2004, Mr. Gries was appointed interim CEO and in February 2005, he was appointed CEO. He previously held management positions with United States Gypsum (“USG”) Corporation. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.
      Benjamin Butterfield is our General Counsel, Company Secretary, and an interim member of our Managing Board. Mr. Butterfield joined us in January 2005 as our General Counsel. On July 1, 2005, he was appointed as an interim member of the Managing Board and our Company Secretary. From 2003 to 2004, Mr. Butterfield served as General Counsel of Lennar Corporation. Prior to that, from 1996 to 2003 he served as General Counsel of Hughes Supply, Inc. Prior to this, he was a partner at Maguire, Voorhis & Wells, PA (now part of Holland & Knight LLP). Mr. Butterfield was Chairman of the Business Law Section of the Orange County (FL) Bar Association from 1994 to 1995. He has a Bachelor of Arts from Covenant College in Lookout Mountain, Tennessee and a Juris Doctor from Stetson University College of Law in St. Petersberg, Florida.
Executive Officers
      Russell Chenu is our Chief Financial Officer. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Prior to that, from November 1999 to February 2001, he served as Chief Financial Officer of Delta Gold Limited, then a publicly traded gold mining company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.
      Donald Merkley is our Executive Vice President — Research and Development. Mr. Merkley joined us in 1993 as Manager of our Plant City fiber cement plant in Florida and was appointed U.S. Product Development Manager in 1997. In 2002, he was made Executive Vice President — Research and Development and in January 2003, his role was expanded to give him responsibility for our emerging roofing business in the United States. Mr. Merkley is also involved in reviewing business development opportunities. Before joining us, Mr. Merkley held positions with USG Corporation in various engineering-related roles. He has a Bachelor of Science in Engineering from Arizona State University.

      David Merkley is our Executive Vice President — Engineering and Process Development. Mr. Merkley joined us in 1994 as Plant Manager of our Fontana fiber cement operation in California. Other roles Mr. Merkley has held with us include: Manager, Research and Development from 1994 to 1996; Plant Manager, Plant City from 1996 to 1998; Process Development Manager from 1998 to 2000; and Operations Manager for James Hardie Building Products USA from 2000 to 2002. In 2002, Mr. Merkley was made Executive Vice President — Manufacturing and Engineering, with global responsibility. In August 2004, Mr. Merkley became Executive Vice President — Engineering and Process Development with responsibility for further development of new flat sheets, pipes and trim technologies, new product engineering and plant design and construction. Prior to joining us, Mr. Merkley held various engineering positions in the civil construction industry. Mr. Merkley has a Bachelor of Science in Construction from Arizona State University.
      James Chilcoff is our Vice President — International. Mr. Chilcoff joined us in 1997 as a Senior Product Manager for Siding. Other roles Mr. Chilcoff has held with us include: Siding Product Development Manager — Marketing from 1998 to 1999; Siding Product Manager from 1999 to 2000; Exterior Marketing Manager from 2000 to 2001; Southern Division Sales/ Marketing Manager from 2001 to 2002; Vice President Sales/ Marketing from 2002 to 2003; and General Manager of our Australian and New Zealand business from 2003 to 2004. In August 2004, Mr. Chilcoff became Vice President — International. Before joining us, Mr. Chilcoff held various positions with CertainTeed Corporation, S. C. Johnson Wax, Formica Corporation and Armstrong World Industries. Mr. Chilcoff has a Bachelor of Business Administration from Eastern Michigan University and an MBA from Xavier University in Ohio.
      Mark Fisher is our Vice President — Specialty Products. Mr. Fisher joined us in 1993 as a Production Engineer. Other roles Mr. Fisher has held with us include: Finishing Manager, Production Manager and Product Manager at various locations from 1993 to 1999; Sales and Marketing Manager from 2000 to 2002; and General Manager of our Europe Fiber Cement business from 2002 to 2004. In November 2004, Mr. Fisher became Vice President — Specialty Products. Before joining us, Mr. Fisher worked in Engineering for Chevron Corporation. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.
      Nigel Rigby is our Vice President — Emerging Markets. Mr. Rigby joined us in 1998 as a Planning Manager for our New Zealand business. Other roles Mr. Rigby held with us include: Sales and Marketing Manager and Product Development Manager for our New Zealand business from 1999 to 2002; Strategic Marketing Manager for our Australian business from 2002 to 2003; Business Development Manager for our U.S. business in 2003; and Vice President Exterior Sales — Emerging Markets from 2003 to 2004. In November 2004, Mr. Rigby became Vice President — Emerging Markets. Before joining us, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.
      Robert Russell is our Vice President — Established Markets. Mr. Russell joined us in 1996 as a Production Engineer. Other roles Mr. Russell held with us include: Production Manager from 1997 to 1998; Plant Manager from 1998 to 1999; Interior Products & Retail Sales Manager from 1999 to 2000; Vice President Marketing and Sales (James Hardie Gypsum) from 2000 to 2001; Business Development Manager from 2001 to 2002 and Vice President Exterior Sales and Marketing — Established Markets from 2002 to 2004. In November 2004, Mr. Russell became Vice President — Established Markets. Prior to joining us, Mr. Russell held various engineering positions with USG Corporation. Mr. Russell has a Bachelor of Science Degree in Industrial Engineering from the University of Arizona and his MBA at the University of California Los Angeles.
      Donald Merkley and David Merkley are brothers. None of the other persons above have any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Former Directors and Executive Officers

Former Directors
      Alan McGregor, AO was Chairman of our Joint Board and Supervisory Board until August 11, 2004 and resigned as a director on August 25, 2004 due to continuing ill health. He passed away on February 19, 2005. Mr. McGregor was also a member of our Audit Committee, Nominating and Governance Committee (Chairman) and Remuneration Committee (Chairman). Mr. McGregor joined us in 1989 as an independent, non-executive director and became Chairman in 1995, and was appointed to our Joint and Supervisory Board in September 2001. Mr. McGregor had a distinguished career in the law and as a director and chairman of a number of large Australian public companies. He was a former Chairman of Burns Philp & Co. Ltd, the Australian Wool Testing Authority Ltd and FH Faulding & Co. Ltd. Mr. McGregor had been a board or committee member of a number of charitable and community organizations and private companies. Mr. McGregor received an M.A. in Economics and Law from the University of Cambridge in the United Kingdom and a Bachelor of Laws from the University of Adelaide in Australia.
      Peter Macdonald was our Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board. Mr. Macdonald resigned on October 21, 2004 but is expected to remain with us in a consulting capacity for an interim period. Mr. Macdonald joined us in 1993 as General Manager of our Australian fiber cement business and was appointed President of our U.S. operations in 1994. He was appointed Chief Operating Officer in September 1998 and Managing Director and Chief Executive Officer in November 1999. Prior to joining us, Mr. Macdonald held senior roles at CSR Ltd and Metal Manufactures Ltd. Mr. Macdonald received a Bachelor of Commerce and Administration from Victoria University, New Zealand and an MBA from Pepperdine University.
      Folkert Zwinkels was our Treasurer and a member of our Managing Board. Mr. Zwinkels resigned from the Managing Board on October 21, 2004. On April 30, 2005, he resigned as our Treasurer. Mr. Zwinkels joined us in October 2001 as Treasury Manager and was appointed Treasurer in January 2003. Before joining us, he was Treasury Manager for Reichhold Chemicals and prior to that he held a number of financial positions at ING Barings and ABN AMRO. In addition, he is a member of the Dutch Association of Corporate Treasurers. Mr. Zwinkels has a Bachelor of Business Administration from Erasmus University in Rotterdam and an MBA from University of Bradford.
      W. (Pim) Vlot was our Legal Counsel Europe & Global Intellectual Property Manager, Company Secretary and an interim member of our Managing Board. Mr. Vlot joined us in January 2004 as Legal Counsel Europe & Global Manager Intellectual Property. In February 2004, Mr. Vlot was also appointed Company Secretary and in October 2004, he was appointed as an interim member of the Managing Board. Before joining us, from January 2003 to December 2003, he worked at the Amsterdam office of the Amicorp Group, a privately owned international provider of multinational company management, trust and fiduciary and financial services. From October 2001 to December 2002, he worked at Ernst & Young in The Netherlands as Senior Manager, tax and legal. From 2000 to 2001, Mr. Vlot worked at EQT Scandinavia B.V., the Dutch branch of a Swedish Private Equity firm in Amsterdam, as its in-house counsel tax and legal. Mr. Vlot is also currently a part-time teacher in corporate tax law at the Inholland University for Economic and Legal studies in Rotterdam and has taught Dutch and international corporate tax law at the Dutch Federal Tax Consultants Association in Amsterdam. Mr. Vlot holds a masters degree in Dutch and International Tax Law from the University of Amsterdam.

Former Executive Officers
      Peter Shafron was our Senior Vice President Legal and Chief Financial Officer until he resigned on October 20, 2004. Mr. Shafron joined us in August 1993 and served as our Senior Company Solicitor from June 1995 until he was appointed General Counsel in March 1997. He was appointed Senior Vice President — Finance and Legal in November 2002 and in February 2004 was named Chief Financial Officer, taking over after Mr. Morley’s retirement from the position at the end of May 2004. Before joining us, Mr. Shafron was an associate with the Australian law firm Allen Allen & Hemsley. He has a Bachelor of Arts from the Australian National University, a Bachelor and Master of Laws from the University of Sydney and an MBA from Pepperdine University. Mr. Shafron is admitted to practice law in Australia and California.
      Phillip Morley was our Chief Financial Officer until he retired from the position at the end of May 2004. Mr. Morley remained an employee until January 31, 2005. Mr. Morley joined us as Chief Accountant in October 1984 and served as our Financial Controller from 1988 to 1995 and Executive General Manager Building Services from 1995 to 1997. He was appointed Chief Financial Officer in 1997. Before joining us, Mr. Morley held senior positions in finance and management at Swift & Co Ltd and Pfizer Corporation. He is a Chartered Accountant and has a Bachelor of Economics and an MBA from the University of Sydney.
Employees
      As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended
	March 31,

	2005	2004	2003

Continuing Operations
Fiber Cement:
United States (includes Canada)	1,820	1,722	1,500
Australia	424	459	539
New Zealand	147	161	183
Philippines	211	225	209
Chile	139	122	91
Pipes (United States and Australia)	162	178	162
Europe	31	37	30
Roofing (United States)	19	18	—

Total Fiber Cement	2,953	2,922	2,714
Research & Development, including Technology	131	117	107
General Corporate	38	34	34
Discontinued Business
Building Systems (New Zealand)	—	—	65

Total Employees	3,122	3,073	2,920

      As of the end of March 31, 2005, of the 3,122 people employed, 369 were members of labor unions: (275 in Australia and 94 in New Zealand). Management believes that we have a satisfactory relationship with these unions and it members and there are currently no ongoing labor disputes.
Compensation

Remuneration
      The aggregate amount of compensation that we paid to, or accrued with respect to, members of our Supervisory Board, our Managing Board and our Joint Board and to our executive officers (22 persons in aggregate) for services in all their capacities to us in fiscal year 2005 was approximately $18.1 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits, stock options and severance.
      As of March 31, 2005, the total amount accrued to provide pension, retirement or similar benefits was approximately $0.5 million and was related to certain members of our Supervisory Board.

      The tables below set forth the compensation for those non-executive and executive directors who served on the Board during the fiscal years ended March 31, 2005 and 2004; and for our five most highly compensated current executive officers and for our former executive officers during the fiscal years ended March 31, 2005 and 2004 (if the current and former non-executive directors and executive officers were in this group for that period):

	Primary	Equity	Post-employment	Other	Total

	Directors’	JHI NV		Retirement
	Fees	Stock(1)	Superannuation(2)	Benefits
Name	US$	US$	US$	US$	US$

Non-Executive Directors
M. Hellicar
Fiscal year 2005	$128,750	$20,000	$13,388	$—	$162,138
Fiscal year 2004	43,333	20,000	5,700	—	69,033
M. R. Brown
Fiscal year 2005	60,000	10,000	6,300	—	76,300
Fiscal year 2004	53,333	10,000	5,700	—	69,033
D. G. McGauchie
Fiscal year 2005	55,000	10,000	5,850	—	70,850
Fiscal year 2004	31,667	15,000	4,200	—	50,867
J. D. Barr
Fiscal year 2005	60,000	10,000	—	—	70,000
Fiscal year 2004	33,519	—	—	—	33,519
P. Cameron
Fiscal year 2005	40,000	20,000	5,400	—	65,400
Fiscal year 2004	—	63,333	5,700	—	69,033
M.J. Gillfillan
Fiscal year 2005	55,000	10,000	—	—	65,000
Fiscal year 2004	53,333	10,000	—	—	63,333
G. J. Clark
Fiscal year 2005	50,000	10,000	—	—	60,000
Fiscal year 2004	—	63,333	—	—	63,333
J. R. H. Loudon
Fiscal year 2005	40,000	20,000	—	—	60,000
Fiscal year 2004	47,333	16,000	—	—	63,333
Former Non-Executive Director
A. G. McGregor(3)
Fiscal year 2005	38,750	2,500	3,713	640,976	685,939
Fiscal year 2004	160,000	10,000	15,300	—	185,300
Total Compensation for Non-Executive Directors
Fiscal year 2005	527,500	112,500	34,651	640,976	1,315,627
Fiscal year 2004	422,518	207,666	36,600	—	666,784

				Post-
	Primary			employment	Equity	Other	Total

				Superannuation	Shadow
			Noncash	and 401(K)	Share and	Severance
	Base Pay	Bonuses	Benefits	Benefits	Options(4)	Pay
Name	US$	US$	US$	US$	US$	US$	US$

Executive Directors
L. Gries(5)
Fiscal year 2005	$576,654	$1,160,452	$136,012	$13,000	$233,155	$—	$2,119,273
Fiscal year 2004	439,427	753,720	114,725	12,000	228,535	—	1,548,407
P. Vlot(6)
Fiscal year 2005	136,436	—	—	3,619	—	—	140,055
Fiscal year 2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Executive Directors
P. D. Macdonald(7)
Fiscal year 2005	471,219	—	17,697	13,000	138,430	6,513,284	7,153,630
Fiscal year 2004	822,500	1,745,390	15,693	12,000	593,558	—	3,189,141
F. H. Zwinkels(8)
Fiscal year 2005	188,377	—	—	31,326	3,379	—	223,082
Fiscal year 2004	121,756	27,921	10,715	13,526	3,345	—	177,263
Total Compensation for Executive Directors
Fiscal year 2005	1,372,686	1,160,452	153,709	60,945	374,964	6,513,284	9,636,040
Fiscal year 2004	1,383,683	2,527,031	141,133	37,526	825,438	—	4,914,811

				Post-
	Primary			employment	Equity	Other		Total

							Relocation
					Shadow	Severance	Allowances
			Noncash	401(K)	Share &	and Retirement	and Other
	Base Pay	Bonuses	Benefits	Benefits	Options(4)	Pay	Non-
Name	US$	US$	US$	US$	US$	US$	recurring	US$

Current Executive Officers
Donald Merkley
Fiscal year 2005	$334,000	$521,656	$65,245	$13,000	$195,177	$—	$—	$1,129,078
Fiscal year 2004	315,577	437,401	68,503	12,000	173,176	—	—	1,006,657
David Merkley
Fiscal year 2005	303,769	475,573	87,978	13,000	192,269	—	—	1,072,589
Fiscal year 2004	285,577	394,064	68,481	12,000	135,437	—	—	895,559
J. Chilcoff
Fiscal year 2005	234,231	259,688	31,956	12,000	27,172	—	104,971	670,018
Fiscal year 2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
M. T. Fisher
Fiscal year 2005	215,770	262,062	50,301	12,946	107,084	—	17,438	665,601
Fiscal year 2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
R. P. Russell
Fiscal year 2005	233,751	234,542	32,366	12,833	111,733	—	—	625,224
Fiscal year 2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

				Post-
	Primary			employment	Equity	Other		Total

							Relocation
					Shadow	Severance	Allowances
			Noncash	401(K)	Share &	and Retirement	and Other
	Base Pay	Bonuses	Benefits	Benefits	Options(4)	Pay	Non-
Name	US$	US$	US$	US$	US$	US$	recurring	US$

Former Executive Officers
P.J. Shafron(9)
Fiscal year 2005	211,427	—	38,924	12,855	21,674	863,162	8,686	1,156,728
Fiscal year 2004	307,500	375,951	34,625	12,000	360,222	—	16,356	1,106,654
P.G. Morley(10)
Fiscal year 2005	275,833	—	93,872	13,000	137,082	1,028,708	—	1,548,496
Fiscal year 2004	327,630	445,742	78,802	12,000	580,926	—	—	1,445,100
Total Compensation for Executive Officers
Fiscal year 2005	1,808,781	1,753,521	400,642	89,634	792,191	1,891,870	131,095	6,867,734
Fiscal year 2004	1,236,284	1,653,158	250,411	48,000	1,249,761	—	16,356	4,453,970

(1)	The annual allocation to non-executive directors of JHI NV stock to the value of $10,000 was approved by shareholders at the Annual General Meeting held on July 19, 2002. The non-executive directors can elect to take additional stock in lieu of fees.

(2)	The superannuation benefits include Australian mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

(3)	On August 11, 2004, Mr. McGregor resigned as Chairman of the Supervisory Board due to ill health. On August 25, 2004, he resigned from the Joint and Supervisory Boards and from all Board committees.

(4)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair valued used for grants in fiscal year 2005 were as follows: 1.1% dividend yield; 29.1% expected volatility; 3.2% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted average fair value used at grant date. Shadow share expense included in compensation is calculated based on the movement in our share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also affect the result. Actual benefit received depends on our share price and foreign exchange rates at the time of exercise. Our U.S. Shadow Stock Plan and Non-U.S. Based Employees Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to the participants.

(5)	On October 21, 2004, Mr. Gries was appointed as an interim member of the Managing Board and named interim Chief Executive Officer. On February 14, 2005, he was appointed Chief Executive Officer. Mr. Gries’ appointment, as a member of the Managing Board, will require shareholders’ approval at the next General Meeting of shareholders.

(6)	On October 21, 2004, Mr. Vlot, the Company’s secretary at the time, was appointed as an interim member of the Managing Board. On June 30, 2005, Mr. Vlot’s temporary employment agreement expired by its terms and Mr. Butterfield was appointed as an interim member of the Managing Board on July 1, 2005. In connection with the expiration of his agreement, we expect to make a lump sum payment to Mr. Vlot of approximately 50,000 Euros.

(7)	On October 21, 2004, Mr. Macdonald resigned from the Company.

(8)	On October 21, 2004, Mr. Zwinkels resigned from his position on the Managing Board. On April 30, 2005, Mr. Zwinkels resigned as Treasurer. In connection with his resignation, in May 2005 (after the end of fiscal year 2005), we made a lump sum payment to Mr. Zwinkels of approximately $65,000 in connection with his final settlement agreement.

(9)	On October 20, 2004, Mr. Shafron resigned from the Company.

(10)	Consistent with prior years, gross up of tax on the increase/decrease in investment value of superannuation is included for Mr. Morley. This benefit is provided to Mr. Morley to offset U.S. taxes he would not have had to pay on his superannuation if he were still in Australia. At the end of May 2004, Mr. Morley retired from his position of Chief Financial Officer, but remained an employee until January 31, 2005. In connection with his retirement, we made a lump sum payment to Mr. Morley equal to 18 months of salary based on his salary at the time of his departure. We also paid additional salary amounts owned to him related to expatriate pay. On February 1, 2005, Mr. Morley entered into a consulting agreement with the Company.
      We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the Hardiplan Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (the “401(k) Plan”) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $14,000 in calendar year 2005 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum compensation limit of $210,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s base salary. The Hardiplan Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.
      On February 22, 2005, December 14, 2004, December 5, 2003, December 3, 2002 and December 17, 2001, we granted options to purchase 273,000 shares, 5,391,100 shares, 6,179,583 shares, 4,037,000 shares and 4,248,417 shares of our common stock, respectively, at fair market value to management and other employees under the 2001 Equity Incentive Plan. The JHIL Key Management Equity Incentive Plan (“KMEIP”) was terminated as of October 19, 2001 and was replaced with the 2001 Equity Incentive Plan. See the section below entitled “Option Ownership.”
      On October 19, 2001, the effective date of the 2001 Reorganization, we confirmed the Economic Profit Incentive Plan. The Economic Profit Incentive Plan provides incentive compensation, in the form of year-end bonus payments, to certain of our officers and key employees based on the participant’s achievement of mutually agreed upon individual performance objectives and our achievement of certain target economic profit levels.
      In addition, as part of the 2001 Reorganization, we amended the JHIL 1998 Executive Stock Incentive Plan, the JHIL 2000 Executive Stock Incentive Plan and the James Hardie Inc. Shadow Stock Plan so that our, rather than JHIL’s common stock served as the benchmark for determining cash payments at maturity. All shadow shares issued under these plans were fully vested and the cash payments were made in February 2005.
      At our 2002 Annual General Meeting, our shareholders approved a Supervisory Board Share Plan (“SBSP”), which requires that all non-executive directors on our Joint Board and Supervisory Board receive shares of our common stock as payment for a portion of their director fees. The SBSP requires our directors to take at least $10,000 of their fees in shares and allows directors to receive additional shares in lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans will be entered into by us in relation to the grant of shares pursuant to the SBSP.
Service Contracts and Severance Agreements

Service Contracts with Current Directors
      Mr. Gries and Mr. Butterfield, each treated as a member of our Managing Board, have employment agreements with us pursuant to which they are compensated for their services as executive officers. The terms of the agreement are described below. None of our Supervisory Board members has a service contract with us.

Louis Gries
      Mr. Gries is our Chief Executive Officer, the interim Chairman of the Managing Board and an interim Member of the Joint Board. Mr. Gries was appointed interim Chief Executive Officer and interim member of the Managing Board on October 21, 2004. On February 14, 2005, he was appointed Chief Executive Officer. Mr. Gries’ appointment as a member of the Managing Board will be considered by our shareholders at the next General Meeting.
      His employment agreement is for a period of three years and the term will be automatically extended for one year on each February during the term unless either party notifies the other that it does not want the term to extend. If Mr. Gries’ employment as Chief Executive Officer is terminated without cause or by Mr. Gries for good reason, then he will receive severance pay equal to 1.5 times his annual salary at the time of departure plus an annual bonus equal to 1.5 times the average annual bonus he was paid over the immediately preceding three fiscal years. Additionally, Mr. Gries will consult with us for two years after his termination. Subject to compliance with the consulting agreement, he will receive his annual salary and annual target bonus during this time, as well as certain additional benefits.

Benjamin Butterfield
      Mr. Butterfield is our General Counsel, Company Secretary and an interim member of the Managing Board. Mr. Butterfield was appointed interim member of the Managing Board on July 1, 2005. His appointment on the Managing Board will be considered by our shareholders at the next General Meeting.
      Mr. Butterfield currently has an International Assignment Agreement to be located in Amsterdam, The Netherlands. His agreement is for a period of three years and the term may be extended by mutual agreement. Either we or Mr. Butterfield can terminate the employment relationship at any time and for any reason. In the event that the assignment is terminated by us, we will pay reasonable repatriation costs for Mr. Butterfield and his belongings back to the United States unless the employment is terminated by us for breach of conditions applying to his employment. In the event that we terminate Mr. Butterfield for breach of conditions, or if he voluntarily terminates his assignment before the end of its terms, Mr. Butterfield will be required to pay back all relocation costs (pro-rated), which we paid to him related to his relocation from the United States to Amsterdam.

Service Contracts with Former Directors
      During the fiscal year ended March 31, 2004 and part of fiscal year 2005, Mr. Macdonald and Mr. Zwinkels were members of our Managing Board. In addition, from October 2004 through June 2005, Mr. Vlot was an interim member of our Managing Board. Each had employment agreements with us pursuant to which they were compensated. The terms of the agreement, are described below.

Peter Macdonald
      Until October 21, 2004, Mr. Macdonald served as our Chief Executive Officer, the Chairman of the Managing Board and member of the Joint Board. In accordance with his employment agreement, he served as one of the members of our Managing Board and as our Chief Executive Officer and as Chief Executive Officer of several of our subsidiaries. Mr. Macdonald’s last agreement took effect on November 1, 2002 and was to expire on October 31, 2005.
      After his resignation as our Chief Executive Officer, we engaged Mr. Macdonald in a consulting role for a minimum period of 27 months in order to efficiently transition his duties as Chief Executive Officer to his successor. From October 22, 2004 through January 21, 2005, Mr. Macdonald was paid a monthly consulting fee of $60,000 in return for committing to up to 80% of a full-time role during that period. From January 22, 2005 through March 31, 2005, Mr. Macdonald was paid a monthly fee of $10,000. We paid Mr. Macdonald a total of $201,289 from October 22, 2004 to March 31, 2005. After March 31, 2005, we have paid and expect to continue to pay Mr. Macdonald a monthly fee of $10,000 for the remainder of the agreement.

Folkert Zwinkels
      During fiscal year 2004 and until October 21, 2004, Mr. Zwinkels was a member of the Managing Board. On October 1, 2001, James Hardie Industries Finance B.V. entered into an employment agreement with Mr. Zwinkels, and the agreement was amended on August 6, 2004. On April 30, 2005, Mr. Zwinkels resigned from his position as Company Treasurer.

Pim Vlot
      Mr. Vlot served as our Company Secretary and an interim member of the Managing Board from October 2004 through June 30, 2005. We entered into a temporary employment agreement with Mr. Vlot on January 1, 2004 and it was amended on June 15, 2004 and December 30, 2004. The temporary agreement, as amended, provided that unless an indefinite contract was negotiated, the contract would automatically terminate on June 30, 2005. The agreement expired by its terms on June 30, 2005.

Severance Agreements
      In connection with the resignation of Mr. Macdonald and Mr. Shafron, we entered into agreements with each individual.
      The severance agreement with Mr. Macdonald was consistent with the terms of his employment agreement. We made a lump sum payment to Mr. Macdonald equal to two times his current annual salary at the time of his departure plus twice the annual bonus paid in the year immediately preceding the year of termination plus fiscal year ending 2004’s notional balance under our Economic Profit Incentive Plan.
      The severance agreement with Mr. Shafron was consistent with his employment agreement. We made a lump sum payment to Mr. Shafron equal to the sum of his current annual salary at the time of his departure plus his annual target bonus plus fiscal year ending 2004’s notional balance under our Economic Profit Incentive Plan.

Share Ownership
      As of May 31, 2005, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below. This table below excludes the late Mr. McGregor.

	Number of
	Shares	Percent
	Beneficially	of
Name	Owned(1)	Class(2)

Current Directors and Executive Officers
Meredith Hellicar	10,051	*
John Barr(3)	22,068	*
Michael Brown	13,969	*
Peter Cameron	13,719	*
Gregory Clark	13,358	*
Michael Gillfillan(4)	53,969	*
James Loudon	5,597	*
Donald McGauchie(5)	5,811	*
Louis Gries	823,462	*
Pim Vlot	—	*
Donald Merkley	473,532	*
David Merkley	368,402	*
James Chilcoff	237,648	*
Mark Fisher	211,974	*
Robert Russell	88,500	*

Former Directors and Executive Officers
Peter Macdonald (former CEO)(6)	884,587	*
Peter Shafron (former CFO)	—	*
Phillip Morley (former CFO)	622,634	*
Folkert Zwinkels (former Treasurer and former member of our Managing Board)	—	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Since the SBSP was approved at the 2002 Annual General Meeting, three general allotments have been made to non-executive directors. The number of beneficial shares includes the following SBSP allotments:

	Shares Allotted Under SBSP
	December 3,	August 22,	August 27,
Name	2004(a)	2003(b)	2002(c)

Meredith Hellicar	2,117	2,225	2,948
John Barr	1,068	—	—
Michael Brown	1,068	1,260	1,641
Peter Cameron	2,117	5,602	—
Gregory Clark	1,068	5,602	6,688
Michael Gillfillan	1,068	1,260	1,641
James Loudon	2,117	1,839	1,641
Donald McGauchie	1,068	1,743	—

(a)	Each participant’s December 3, 2004 mandatory participation of 1,068 shares is subject to a two-year escrow period ending on December 4, 2006.

(b)	Each participant’s August 22, 2003 mandatory participation of 1,260 shares is subject to a two-year escrow period ending on August 22, 2005.

(c)	Each participant’s August 27, 2002 mandatory participation of 1,641 shares were subject to a two-year escrow period until they were released on August 27, 2004.

(2)	Based on 460,967,944 shares of common stock outstanding at May 31, 2005 (all of which are subject to CUFS).

(3)	As of May 31, 2005, 21,000 shares were held in a trust, of which Mr. Barr and his wife are trustees.

(4)	As of May 31, 2005, 50,000 shares were held in a trust, of which Mr. Gillfillan and his wife are trustees.

(5)	Includes 3,000 shares held in the McGauchie Superfund, of which Mr. McGauchie is a trustee.

(6)	As of May 31, 2005, 403,600 shares were held jointly by Mr. Macdonald and his wife and 380 shares were held by Mr. Macdonald’s wife in trust for their children.
      None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of May 31, 2005. In addition, Mr. Macdonald has 1,950,000 shares outstanding as of May 31, 2005. If on July 12, 2005, the performance hurdle is satisfied, some or all his options will become exercisable. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan 2002” below.
Option Ownership
      The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of May 31, 2005 was:

	Number of Shares
	Underlying
Name	Options Owned		Exercise Price		Expiration Date

Current Executive Officers
Louis Gries	40,174	(1)(2)	A$3.1321/share	(3)(4)(5)	November 2009
	175,023	(1)(6)	A$3.0921/share	(3)(4)(5)	November 2010
	324,347	(7)	A$5.0586/share	(4)(5)	December 2011
	325,000	(8)	A$6.4490/share	(5)	December 2012
	325,000	(9)	A$7.05/share		December 2013

Pim Vlot	—

	Number of Shares
	Underlying
Name	Options Owned		Exercise Price		Expiration Date

Donald Merkley	48,209	(1)(2)	A$3.1321/share	(3)(4)(5)	November 2009
	138,170	(1)(10)	A$3.0921/share	(3)4)(5)	November 2010
	170,709	(7)	A$5.0586/share	(4)(5)	December 2011
	200,000	(8)	A$6.4490/share	(5)	December 2012
	250,000	(9)	A$7.05/share		December 2013
	230,000	(11)	A$5.99/share		December 2014

David Merkley	48,209	(1)(2)	A$3.1321/share	(3)(4)(5)	November 2009
	82,902	(1)(10)	A$3.0921/share	(3)(4)(5)	November 2010
	102,425	(7)	A$5.0586/share	(4)(5)	December 2011
	200,000	(8)	A$6.4490/share	(5)	December 2012
	250,000	(9)	A$7.05/share		December 2013
	230,000	(11)	A$5.99/share		December 2014

James Chilcoff	40,174	(1)(2)	A$3.1321/share	(3)(4)(5)	November 2009
	92,113	(1)(12)	A$3.0921/share	(3)(4)(5)	November 2010
	68,283	(7)	A$5.0586/share	(4)(5)	December 2011
	111,000	(8)	A$6.4490/share	(5)	December 2012
	180,000	(11)	A$5.99/share		December 2014

Mark Fisher	92,113	(1)(12)	A$3.0921/share	(3)(4)(5)	November 2010
	68,283	(7)	A$5.0586/share	(4)(5)	December 2011
	74,000	(8)	A$6.4490/share	(5)	December 2012
	132,000	(9)	A$7.05/share		December 2013
	180,000	(11)	A$5.99/share		December 2014

Robert Russell	27,634	(1)(13)	A$3.0921/share	(3)(4)(5)	November 2010
	111,000	(8)	A$6.4490/share	(5)	December 2012
	132,000	(9)	A$7.05/share		December 2013
	180,000	(11)	A$5.99/share		December 2014

Former Directors and Executive Officers
Peter Macdonald (former CEO)	1,950,000	(14)	A$5.7086/share	(4)(5)	July 2012

Phillip Morley (former CFO)	273,134	(7)(15)	A$5.0586/share	(4)(5)	February 2007
	134,300	(8)(15)	A$6.4490/share	(5)	February 2007
	100,000	(9)(15)	A$7.05/share		February 2007

Peter Shafron (former CFO)	—
Folkert Zwinkels (former Treasurer and former member of our Managing Board)	—

(1)	This nonqualified stock option to purchase shares of our common stock was granted on October 19, 2001 under our 2001 Equity Incentive Plan in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	All options vested and became exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	Options vest and become exercisable in two equal installments in November 2004 and 2005.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 3, 2003; 25% on December 3, 2004; and 50% on December 3, 2005.

(9)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 5, 2004; 25% on December 5, 2005; and 50% on December 5, 2006.

(10)	Options vest and become exercisable in three equal installments in November 2003, 2004 and 2005.

(11)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 14, 2005; 25% on December 14, 2006; and 50% on December 14, 2007.

(12)	The options are 80% vested. The remaining options vest and become exercisable in November 2005.

(13)	Options vest and become exercisable in November 2005.

(14)	This option was granted to Mr. Macdonald on July 19, 2002 under the 2002 Peter Donald Macdonald Share Option Plan. These options will become exercisable for 1,462,500 shares on the first business day on or after July 19, 2005 if our TSR from July 19, 2002 to July 19, 2005 is at least equal to the median TSR for the companies comprising our peer group. In addition, for each one-percent improvement in our TSR ranking above the median TSR for our peer group, 19,500 shares become exercisable (up to a total of 487,500 additional shares). The vested options will remain exercisable until July 19, 2012. As of March 31, 2005, all 1,950,000 options were outstanding. If the performance hurdle is not met by October 31, 2005, the options will lapse and be cancelled. See “— Equity Plans — JHI NV Peter Donald Macdonald Share Option Plan 2002” below.

(15)	All options vested and became exercisable at retirement at February 2005.
Stock-Based Compensation
      At March 31, 2005, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the 2001 Equity Incentive Plan; the Key Management Shadow Stock Incentive Plan; the Stock Appreciation Rights Plan; and the Supervisory Board Share Plan.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan
      As a replacement for options previously granted by JHIL on November 17, 1999, we granted Mr. Macdonald an option to purchase 1,200,000 shares of our common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. As a result, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. As with the original JHIL option grant, this stock option became fully vested and exercisable on November 17, 2004. All 1,200,000 options were outstanding and exercisable at March 31, 2005. Mr. Macdonald exercised all of these options in April 2005, prior to its expiration date of April 20, 2005.

Peter Donald Macdonald Share Option Plan 2001
      As a replacement for options previously granted by JHIL on July 12, 2001, we granted Mr. Macdonald an option to purchase 624,000 shares of our common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. The replacement options were to become exercisable for 468,000 shares on the first business day on or after July 12, 2004, if our TSR (essentially its dividend yield and common stock performance) from July 12, 2001 to that date was at least equal to the median TSR for the companies comprising our peer group, as set out in the plan (the “Initial Performance Milestone”). In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in our TSR ranking above the median total shareholder returns for our peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on April 20, 2005, six months after the date of Mr. Macdonald’s resignation, our TSR was compared with that of our peer group to determine if any previously unvested options vest according to the applicable test described above. All 624,000 options were outstanding at March 31, 2005. Because the TSR requirement had not been met six months after Mr. Macdonald ceased to be employed by us, all of these options expired in April 2005.

Peter Donald Macdonald Share Option Plan 2002
      On July 19, 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, we granted Mr. Macdonald an option to purchase 1,950,000 shares of our common stock at an exercise price of A$6.30 per share. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. These options will become exercisable for 1,462,500 shares of our common stock on the first business day on or after July 19, 2005, if our TSR from July 19, 2002 to July 19, 2005 is at least equal to the median total shareholder returns for the companies comprising our peer group, which comprises those companies included in the S&P/ ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in our TSR ranking above the median TSR for its peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on July 19, 2005 because the applicable test for TSR is not satisfied, then on the first business day of each subsequent month until October 31, 2005, our TSR will again be compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, July 19, 2012. All 1,950,000 options were outstanding at March 31, 2005.

2001 Equity Incentive Plan
      Under our 2001 Equity Incentive Plan, our employees, including employees of our subsidiaries and officers who are employees, but not including any member of our Managing Board or Supervisory Board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. The 2001 Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The 2001 Equity Incentive Plan was approved by our shareholders and Joint Board subject to implementation of the consummation of our 2001 Reorganization.
      An aggregate of 45,077,100 shares of common stock have been made available for issuance under the 2001 Equity Incentive Plan, provided that such number (and any awards granted) is subject to adjustment in the event of a stock split, stock dividend or other changes in our common stock or capital structure or our restructuring. Our ADSs evidenced by ADRs and our common stock in the form of CUFS will be equivalent to and interchangeable with our common stock for all purposes of the 2001 Equity Incentive Plan, provided that ADRs will be proportionately adjusted to account for the ratio of CUFS in relation to ADRs.
      The following number of options to purchase shares of our common stock issued under this plan in each of the past three years were as follows:

	Number of	Options
	Options	Outstanding as of
Share Grant Date	Granted	May 31, 2005

October 2001(1)	5,468,829	1,323,066
December 2001	4,248,417	1,992,746
December 2002	4,037,000	2,622,300
December 2003	6,179,583	4,503,355
December 2004	5,391,100	5,079,100
February 2005	273,000	273,000

Total outstanding		15,793,567

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.
      Our Remuneration Committee administers the 2001 Equity Incentive Plan. Subject to the provisions of the 2001 Equity Incentive Plan, our Joint Board or Remuneration Committee is authorized to determine who may participate in the 2001 Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Joint Board or Remuneration Committee will have the exclusive power to interpret the 2001 Equity Incentive Plan and to adopt such rules and regulations as it deems necessary or appropriate for purposes of administering the 2001 Equity Incentive Plan. Subject to certain limitations, our Joint Board or Remuneration Committee will be authorized to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.
      The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Joint Board or Remuneration Committee. Our Joint Board or Remuneration Committee, in its discretion, may allow cashless exercises of awards or may permit us to assist in the exercise of options.
      Stock Options. Under the 2001 Equity Incentive Plan, our Joint Board or Remuneration Committee is authorized to award nonqualified options to purchase shares of common stock as additional employment compensation. The 2001 Equity Incentive Plan does not allow us to grant options qualified as “incentive stock options” under Section 422 of the U.S. Internal Revenue Code of 1986, as amended. Options are exercisable over such periods as may be determined by our Joint Board or Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Joint Board or Remuneration Committee. Options are evidenced by notices of option grants authorized by our Joint Board or Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.
      Performance Awards. Our Joint Board or Remuneration Committee, in its discretion, may award performance awards to an eligible person contingent on the attainment of criteria specified by our Joint Board or Remuneration Committee. Performance awards are paid in the form of cash, shares of common stock or a combination of both. Our Joint Board or Remuneration Committee determines the total number of performance shares subject to an award, and the terms and the time at which the performance shares will be issued.

      Restricted Stock Awards. Our Joint Board or Remuneration Committee may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as our Joint Board or Remuneration Committee may determine. Shares of restricted stock may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. Our Joint Board or Remuneration Committee determines the conditions or restrictions of any restricted stock awards, which may include restrictions on requirements of continued employment, individual performance or our financial performance or other criteria.
      Stock Appreciation Rights. Our Joint Board or Remuneration Committee also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right entitles the participant to receive from us an amount payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the positive difference between the fair market value of a share of common stock on the date of exercise and the grant price, or such lesser amount as our Joint Board or Remuneration Committee may determine.
      Dividend Equivalent Rights. Dividend equivalent rights, defined as a right to receive payment with respect to all or some portion of the cash dividends that are or would be payable with respect to shares of common stock, may be awarded in tandem with stock options, stock appreciation rights or other awards under the 2001 Equity Incentive Plan. Our Joint Board or Remuneration Committee determines the terms and conditions of these rights. The rights may be paid in cash, shares of common stock or other awards.
      Other Stock-Based Benefits. Our Joint Board or Remuneration Committee may award other benefits that, by their terms, might involve the issuance or sale of our common stock or other securities, or involve a benefit that is measured by the value, appreciation, dividend yield or other features attributable to a specified number of shares of our common stock or other securities, including but not limited to stock payments, stock bonuses and stock sales.
      Effect of Change in Control. The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Joint Board as of the effective date of the 2001 Equity Incentive Plan, or individuals who became members of our Joint Board after the effective date of the 2001 Equity Incentive Plan whose election or nomination for election was approved by a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute at least a majority of the members of our Joint Board, or (3) there occurs the consummation of certain mergers, the sale of substantially all of our assets or our complete liquidation or dissolution.

Shadow Stock and Stock Appreciation Rights Plans
      The U.S. Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in our share price over time as if such employees were the owners of that number of our common stock equal to the number of shares of shadow stock issued to employees. The vesting period of awards under the shadow stock plan is five years. The last grant date under the U.S. Shadow Stock Plan was December 17, 2001. In December 1998, a shadow stock plan for non-U.S. based employees was instituted under similar terms to the U.S. Shadow Stock Plan with a vesting period of three years. The last grant date under the non-U.S. plan was August 15, 2001. Both shadow stock plans were terminated on February 28, 2005. The value on that day of all the outstanding shares of those plans was paid to the participants.
      On December 5, 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. All of these shares remained outstanding as of March 31, 2005 but were subsequently cancelled in April 2005.
      On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001

Equity Incentive Plan. All of these stock appreciation rights were outstanding at March 31, 2005 and will vest over three years from the date of grant. At June 30, 2005, 27,000 stock appreciation rights were cancelled.

Supervisory Board Share Plan
      At our 2002 Annual General Meeting, our shareholders approved a SBSP, which requires that all non-executive directors on our Joint Board and Supervisory Board receive shares of our common stock as payment for a portion of their director fees. The SBSP requires that our directors to take at least $10,000 of their fees in shares and allows directors to receive additional shares in lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans will be entered into by us relation to the grant of shares pursuant to the SBSP.
Other Compensation: Economic Profit Incentive Plan
      We maintain an Economic Profit Incentive Plan, which provides incentive compensation to certain of our directors, officers and key executives. This plan is a variable pay plan, which links the Company’s economic profit to bonus payments to certain key individuals. These designated executives are entitled to receive bonus payments upon the accomplishment of certain economic profit target levels of the Company and certain other mutually agreed upon personal objectives. The target bonus is paid to the participant at the end of the year if the economic profit target is met. If the economic profit target is exceeded, the participant realizes a bonus greater than his or her target bonus, but only one-third of the excess bonus is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the economic profit target is met in these years, or is reduced if the economic profit target is not met. This arrangement distinguishes between sustained performance and one-time performance and encourages participants to maintain a long-term view.
Employment Agreements
      We enter into employment agreements with certain of our senior executives. The amounts paid under these agreements are listed under the heading “Compensation, on page 94 above.” The terms of these agreements provide for an annual base salary, potential annual bonus payments pursuant to our Economic Profit Incentive Plan, and various benefits and expense reimbursements. These agreements also include restrictive covenants to protect our trade secrets, as well as agreements regarding non-competition and non-solicitation of our employees for a specified period in the event the executive is no longer employed by us.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      At May 31, 2005, all issued and outstanding shares of our common stock were listed on the Australian Stock Exchange in the form of CHESS Units of Foreign Securities (“CUFS”). CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

      To our knowledge, based on shareholder notices filed with the Australian Stock Exchange (unless indicated otherwise below), as of May 31, 2005, the following table identifies those shareholders which beneficially owned 5% or more of our common stock and their holdings as of the date of their last respective notices:

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding

Commonwealth Bank of Australia (and subsidiaries)	75,268,867	16.40%
Lazard Asset Management Pacific Co.	40,876,189	8.90%
Schroder Investment Management Australia Limited	39,835,741	8.69%
National Australia Bank Limited Group	28,198,184	6.15%
The Capital Group Companies, Inc.	28,039,211	6.11%
      Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001. Through subsequent periodic purchases, Commonwealth Bank gradually increased its interest in JHI NV to 17.03% in July 2003, but based on information provided by Commonwealth Bank in its Form 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2005, it had reduced its interest in JHI NV to 16.40%.
      Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a 5.34% interest in our outstanding stock and increased its holding in JHI NV on April 11, 2005 to 8.90% in the last notice received.
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
      Concord Capital Ltd became a substantial shareholder on June 18, 2004, with 5.34% of our outstanding stock before reducing its holding in JHI NV below 5% on August 6, 2004. However, through subsequent periodic purchases, Concord Capital Ltd gradually increased its interest in JHI NV to above 5%, before reducing its holdings in JHI NV below 5% on April 8, 2005.
      Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
      At May 31, 2005, 0.66% of the outstanding shares of our common stock were held by 56 CUFS holders with registered addresses in the United States. In addition, at May 31, 2005, 0.38% of our outstanding shares were represented by ADRs held by 14 holders, all of whom have registered addresses in the United States. A total of 1.04% of our outstanding capital stock was registered to 70 United States holders as of May 31, 2005.

Related Party Transactions
      In accordance with the New York Stock Exchange listing standards, our Audit Committee reviews and approves all related party transactions. In discharging the duties set forth in their charter, the Audit Committee reviews all conflicts and/or related party transactions at least every year in the fourth quarter. In addition, the Audit Committee reviews any proposed related party transaction from time to time as they arise. Furthermore, the Code of Business Conduct and Ethics adopted by the Company requires directors and employees to avoid conflicts of interest, which include related party transactions.

Transactions and Existing Loans to our Directors and Directors of our Subsidiaries
      Loans receivable totaling $32,508 were outstanding from our directors and directors of our subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”) at May 31, 2005. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by shares issued under the Plan. No new loans to our directors or executive officers, under the Plan or otherwise, and no modifications to the existing loans have been made since December 1997. Repayments totaling $18,632 were received in fiscal year 2005 in respect of the Plan from such directors. No repayments were made in April and May 2005.
      During fiscal year 2005, directors resigned with loans outstanding totaling $117,688 at the date of their resignation. These amounts are repayable to us within two years under the terms of the Plan.
      The following table sets forth the names of our and our subsidiaries’ directors and their respective loan amounts as of May 31, 2005. All figures are in U.S. dollars.

May 31,
Director	2005

A. Kneeshaw	$12,012
D. Salter	20,496

Total	$32,508

Payments Made to Directors and Director Related Entities of our Subsidiaries
      In August 2004, Chairman Hellicar was appointed as Chairman of the Special Committee of the Board. The Special Committee of the Board was established to oversee our participation in the SCI. In this role, she received a fee of $45,000 for the year ended March 31, 2005.
      Mr. Clark is a non-executive director of ANZ Banking Group Limited with whom we transact banking business. Mr. McGauchie is also a non-executive director of Telstra Corporation Limited from which we purchase communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.
      In February 2004, one of our subsidiaries entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. Louis Gries’ brother. Under the agreement, approximately $12,000 is paid each month to The Gries Group. The agreement expired in June 2005 and payments of $157,080 were made for the year ended March 31, 2005. Mr. Louis Gries has no economic interest in The Gries Group.
      Payments of $6,817 for the year ended March 31, 2005 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. Vella was a director of a number of our subsidiaries during fiscal year 2005. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments of $86,822 for the year ended March 31, 2005 were made to Pether and Associates Pty Ltd, technical contractors. The late J. Pether was a director of one of our subsidiaries and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services provided to us and were negotiated in accordance with usual commercial terms and conditions.

      Payments totaling $27,634 for the year ended March 31, 2005 were made to R. Chistensen and T. Norman who are directors of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $71,849 for the year ended March 31, 2005 were made to M. Helyar, R. Le Tocq and N. Wild who are directors of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $15,488 for the year ended March 31, 2005 were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $4,730 for the year ended March 31, 2005 were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Item 8.	Financial Information
      See Item 4, “Information on the Company — Legal Proceedings,” Item 18, “Financial Statements,” and pages F-1 through F-56. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.
      See Item 10, “Additional Information — Key Provisions of our Articles of Association of JHI NV — Dividends.”

Item 9.	Listing Details
Price History
      Prior to the restructuring that we completed in October 2001, there was no public market for shares of JHI NV common stock, nor was there a market for JHI NV ADRs. Shares in JHIL, which represented substantially the same operations, assets and liabilities as those of JHI NV prior to our 2001 Reorganization, were traded on the Australian Stock Exchange and over-the-counter as ADRs. One JHIL ADR represented two JHIL shares. After October 19, 2001, our shares were listed on the New York Stock Exchange and one JHI NV ADR represents five JHI NV shares.
      JHIL shares were exchanged for JHI NV shares represented by CUFS shares on October 19, 2001. See Item 4, “Information on the Company — History and Development of the Company.”
      The high and low trading prices of JHI NV CUFS on the Australian Stock Exchange are as follows (Note: Prices listed after October 19, 2001 represent JHI NV CUFS and prices listed prior to October 19, 2001 represent JHIL shares):

	High		Low

Period	(A$)	(US$)	(A$)	(US$)

Fiscal year ended:
March 31, 2005	7.23	5.35	4.95	3.66
March 31, 2004	8.04	5.58	5.84	4.05
March 31, 2003	7.06	3.96	5.56	3.12
March 31, 2002	6.77	3.47	4.19	2.15
March 31, 2001	4.65	2.58	3.36	1.87

	High		Low

Period	(A$)	(US$)	(A$)	(US$)

Fiscal quarter ended:
March 31, 2005	7.23	5.63	5.79	4.49
December 31, 2004	6.77	5.09	5.50	4.13
September 30, 2004	6.30	4.52	4.95	3.55
June 30, 2004	6.88	4.92	5.22	3.73
March 31, 2004	7.02	5.44	6.15	4.77
December 31, 2003	8.04	5.74	6.32	4.51
September 30, 2003	7.80	5.14	6.64	4.38
June 30, 2003	7.20	4.61	5.84	3.74
Month ended:
May 31, 2005	6.77	5.19	5.51	4.22
April 30, 2005	6.13	4.74	5.49	4.25
March 31, 2005	6.40	5.04	5.79	4.56
February 28, 2005	6.96	5.44	5.88	4.60
January 31, 2005	7.23	5.55	6.48	4.98
December 31, 2004	6.75	5.22	5.66	4.38
      The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.
      The high and low trading prices of JHI NV ADRs on the New York Stock Exchange after October 19, 2001, the effective date of the 2001 Reorganization, are as follows:

	High	Low
Period	(US$)	(US$)

Fiscal year ended:
March 31, 2005	27.21	18.10
March 31, 2004	28.50	18.25
March 31, 2003	19.95	15.29
March 31, 2002(1)	17.95	11.10
Fiscal quarter ended:
March 31, 2005	27.21	22.60
December 31, 2004	26.52	20.50
September 30, 2004	22.26	18.10
June 30, 2004	25.05	18.82
March 31, 2004	27.60	23.60
December 31, 2003	28.50	24.40
September 30, 2003	25.85	22.50
June 30, 2003	23.95	18.25

	High	Low
Period	(US$)	(US$)

Month ended:
May 31, 2005	25.55	21.54
April 30, 2005	23.50	21.66
March 31, 2005	25.15	22.60
February 28, 2005	26.76	23.30
January 31, 2005	27.21	24.92
December 31, 2004	26.07	21.87

(1)	Prior to the 2001 Reorganization, JHIL ADRs traded over-the-counter. Because historically the JHIL ADRs have not been actively traded, complete trading price information is not readily available. However, we believe that the trading price of the JHIL ADRs generally reflect the price of the underlying JHIL shares represented thereby, as well as any transaction costs associated with the ADRs.
      During the 12 months ended May 31, 2005, an average of 2,144,107 JHI NV CUFS were traded daily on the Australian Stock Exchange.
      During the 12 months ended May 31, 2005, an average of 1,661 JHI NV ADRs were traded daily on the New York Stock Exchange.
Trading Markets
      Prior to the restructuring, JHIL shares traded on the Australian Stock Exchange. After the 2001 restructuring, our securities became listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Stock Exchange
ADRs	New York Stock Exchange
      We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Trading on the Australian Stock Exchange
      The Australian Stock Exchange is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the Australian Stock Exchange under the symbol “JHX.” The Australian Stock Exchange is a publicly listed company with trading being undertaken by brokers registered under the Australian Corporations Act 2001. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the Australian Stock Exchange is generally effected electronically on the third business day following the trade. This is undertaken through CHESS (Clearing House Electronic Sub-register System), which is the clearing and settlement system operated by the Australian Stock Exchange.
Trading on the New York Stock Exchange
      In the United States, five JHI NV CUFS equal one JHI NV ADR. Our ADRs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADRs should be directed to The Bank of New York, depository for our ADRs, at The Bank of New York, ADR Department, 101 Barclay Street #22W, New York, New York 10286 or at its website located at www.adrbny.com or contact: Bank of New York, Investor Relations, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, toll free telephone number for USA domestic callers: 1-888-BNY-ADRs, non-U.S. callers can call: 610-382-7836 or email: shareowners@bankofny.com.

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
      Our corporate seat is in Amsterdam, The Netherlands and we have offices at The Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands. We are registered at the trade register of the Chamber of Commerce and Industry for Amsterdam, The Netherlands under number 34106455.
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

Provisions of our Articles of Association or Charter Related to Directors
      Power to vote when director is materially interested. Pursuant to the Company’s Articles of Association, and subject to limited exceptions, a member of the Managing Board who has a material personal interest in a matter that relates to the affairs of the Company must give all other members of the Managing Board notice of his or her interest. Furthermore, subject to limited exceptions, a member of the Managing Board who has a material personal interest in a matter that is being considered at a meeting of the Managing Board may neither be present while the matter is being considered at such meeting nor vote on the matter.
      Subject to limited exceptions, a member of the Supervisory Board who has a material personal interest in a matter that relates to the affairs of the Company must give all other members of the Supervisory Board notice of his or her interest. Furthermore, subject to limited exceptions, a member of the Supervisory Board who has a material personal interest in a matter that is being considered at a meeting of the Supervisory Board may neither be present while the matter is being considered at such meeting nor vote on the matter.
      If a member of the Managing Board has a conflict of interest with the Company (whether acting in his personal capacity by entering into an agreement with the Company, conducting any litigation against the Company or acting in any other capacity), he or she, will still have the power to represent the Company towards third parties when entering into transactions, unless a person is designated at the General Meeting of Shareholders for that purpose or the law provides the designation in a different manner.
      Power to vote compensation. Despite the provisions of our Articles of Association to the contrary, which provisions were adopted prior to more recent superseding legislation, the compensation of the members of the Supervisory Board is determined at the General Meeting of Shareholders.
      The remuneration of the members of the Managing Board is determined by the Joint Board within the limits of the remuneration policy adopted at the General Meeting of Shareholders. The Joint Board will submit for approval by the General Meeting of Shareholders a proposal regarding the arrangements for the remuneration of the members of the Managing Board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the Managing Board and which criteria apply to an award or a modification. The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the chairman of the Supervisory Board decides so, one or more other members of the Managing Board, provided that the number of members of the Managing Board being on the Joint Board can never be greater than the number of members of the Supervisory Board. Our Articles of Association do not include any provisions regarding the power of the members of the Managing Board, in the absence of an independent quorum, to vote compensation to themselves or any other members of the Managing Board.
      Borrowing Powers. Our Articles of Association do not include any provisions regarding the borrowing powers of members of the Managing Board or the Supervisory Board. However, the provisions regarding conflict of interest generally govern this issue.
      Age Limit Requirement for Retirement or Non-Retirement. Our Articles of Association do not include any provisions regarding the mandatory retirement age of a member of the Managing Board or the Supervisory Board.
      Number of shares for director’s qualification. Our Articles of Association do not impose any obligation on the members of the Managing Board or the Supervisory Board to hold shares in the Company.

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

Annual Report
      Our fiscal year runs from April 1 through March 31. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Managing Board must make available to our shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report must be submitted to the shareholders for adoption. The annual report, including the management report, is prepared in English and, in the case of the consolidated accounts of JHI NV and its wholly owned subsidiaries, according to U.S. GAAP, and in the case of JHI NV’s accounts, according to accounting principles generally accepted in The Netherlands (“Dutch GAAP”).

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
      Finally, shareholders are subject to beneficial ownership reporting disclosure requirements under U.S. securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADRs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADRs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership-reporting requirement applies whether or not the holders are U.S. residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
Material Contracts
      Notes. In November 1998, we issued $225.0 million of noncollateralized notes as part of a seven-tranche private placement facility. Principal repayments are due in seven installments on specified dates that commenced on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively. Interest is payable on May 5, and November 5, each year. The first tranche of $17.6 million was repaid in November 2004. The notes are issued by James Hardie International Finance B.V. (“JHIF BV”) and JHI NV guarantees the principal and interest of the notes. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify certain covenants in connection with the sale of our Gypsum business in April 2002, and, in connection with this amendment, we prepaid $60.0 million in principal amount of the notes. As a result of the early retirement, we incurred a $9.9 million make-whole payment charge which was charged to interest expense during the year ended March 31, 2003.
      Revolving Loan Facility. Under the Revolving Loan Agreements among JHIF BV as borrower, JHI NV as guarantor, and James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have an Australian dollar-denominated noncollateralized revolving loan facility providing for borrowings up to A$200.0 million ($154.5 million) that can be repaid and redrawn until maturity in November 2006. Interest is recalculated at the commencement of each drawdown period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders. During the year ended March 31, 2005, we paid $0.5 million in commitment fees. As of March 31, 2005, there was $154.5 million (A$200.0 million) available under this revolving loan facility. This loan facility was novated to the current parties on December 16, 2002. We anticipate that this facility will be terminated and replaced with our new revolving U.S. dollar cash advance facilities in July 2005.
      Stand-by Loan Facility. Under the 364 Day Standby Loan Agreements among JHIF BV, as borrower, JHI NV as guarantor, and James Hardie Australia Investco Pty Limited, James Hardie N.V. and James Hardie U.S. Funding Inc., as retiring guarantors, and certain lenders thereto, we have short-term noncollateralized stand-by loan facilities that allow us to borrow up to $132.5 million. At March 31, 2005, five out of six loan facilities or $117.5 million had a maturity date of April 30, 2005 and the sixth facility or $15.0 million had a maturity date of October 30, 2005. At March 31, 2005, we had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year ended March 31, 2005, we paid $0.3 million in commitment fees. JHI NV guarantees the principal and interest under the standby loans. This loan facility was novated to the current parties on December 16, 2002. We anticipate that this facility will be terminated and replaced with our new revolving U.S. dollar cash advance facilities in July 2005.
      U.S. Dollar Cash Advance Facilities. In June 2005, we entered into new unsecured debt facilities totaling $355 million. The new debt facilities are revolving U.S. dollar cash advance facilities involving agreements with six banks. Subject to the satisfaction of customary closing conditions, these new facilities will replace our previous revolving and stand-by loan facilities. Each of the new facilities is for an initial term of 364 days. Upon satisfaction of certain conditions, including shareholder approval of our proposed voluntary long-term funding arrangement for proven asbestos claims against certain former Australian subsidiary companies, two-thirds of the aggregate facilities will convert to a term of five years from signing date and one-third will remain as extendable 364-day facilities. The interest rate for each facility is US$ LIBOR plus a margin.
Exchange Controls
      There are no legislative or other legal provisions currently in force in The Netherlands or arising under our Articles of Association restricting the import of export of capital, including the availability of cash and cash equivalents for use by JHI NV and its wholly-owned subsidiaries, or remittances to our security holders not resident in The Netherlands. Cash dividends payable in U.S. dollars on our common stock may be officially transferred from The Netherlands and converted into any other convertible currency.
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

      This discussion does not bind either the U.S. or Dutch tax authorities, or the courts of those jurisdictions. Except as previously noted, we have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax agencies about matters in this summary. We cannot assure you that such tax agencies will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock, or that any reviewing judicial body in the United States or The Netherlands would likewise concur.
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
      Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under recently enacted U.S. tax laws. For tax years beginning after December 31, 2002 and before January 1, 2009, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the

U.S. that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the U.S. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a (1) a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding tax year or (2) a “foreign investment company” or a “foreign personal holding company” (each discussed below) in either the taxable year of the distribution or the preceding tax year, but only for our tax years beginning before January 1, 2005.
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
      Capital Gains Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2004, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) is 35%. In contrast, a maximum rate of 15% applies to any net capital gain of an individual U.S. Shareholder if such gain is attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
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
      If we or any of our subsidiaries were a FPHC, U.S. Shareholders (including certain indirect holders) would be required to include in gross income, as a dividend, their pro rata share of the undistributed taxable income (as specifically adjusted) of the FPHC, if they were holders on the last day of our taxable year (or, if earlier, the last day on which the FPHC satisfies the Shareholder Test), but such pro rata share would increase their basis in their shares by a corresponding amount. In addition, if we or any of our subsidiaries were to become a FPHC, U.S. persons who acquire shares of our common stock from decedents would not receive a “stepped-up” basis in such shares. Instead, such holders would have a tax basis in such shares equal to the lesser of the decedent’s basis or fair market value. These special rules regarding foreign personal holding companies were recently repealed by the American Jobs Creation Act of 2004 (the “Act”) and these rules do not apply to our tax years beginning after December 31, 2004.
      Foreign Investment Company Status. As described above, dividends we pay on our stock after December 31, 2002 are subject to a tax rate of no more than 15%, provided we are a “qualified foreign corporation” and the required un-hedged holding period is satisfied. We will not qualify for that status if, among other reasons, we are a “foreign investment company” in either the taxable year of the distribution or the preceding tax year. A foreign investment company is a foreign corporation that is (i) registered under the Investment Company Act of 1940 as a management company or as a unit investment trust or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or derivative positions in securities or commodities, at a time when U.S. persons directly, indirectly, or constructively own more than 50% of either its total voting power or total stock value. Because of the manner in which we operate our business, we are not, nor do we expect to become, a foreign investment company. These special rules regarding foreign investment companies were recently repealed by the Act, and these rules do not apply to our tax years beginning after December 31, 2004.
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
      Under the U.S.-NL Treaty, dividends that we pay to citizens and residents of the United States who are the beneficial owners of shares of our common stock (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning directly at least 10% of our voting power, 5%, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The U.S.-NL Treaty also exempts from tax dividends we pay to exempt pension organizations and exempt organizations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the U.S.-NL Treaty. To prevent so-called dividend stripping, Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
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
Documents Available for Review
      We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC beginning November 4, 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Company Secretary at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands or our Assistant Company Secretary Level 3, 22 Pitt Street, Sydney, NSW 2000. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 or obtained by written request to our Company Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in Section 16 of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
      Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three month or less when acquired.

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
      For our fiscal year ended March 31, 2005, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	79.0%	13.3%	4.1%	3.6%
Cost of goods sold	81.5%	12.0%	3.1%	3.4%
Expenses	60.3%	31.5%	2.5%	5.7%
Liabilities (excluding borrowings)	73.9%	17.6%	5.1%	3.4%
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
      We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2005, there were no such material contracts outstanding.
Interest Rate Risk
      We have market risk from changes in interest rates, primarily related to our borrowings. At March 31, 2005, 93% of our borrowings were fixed-rate and 7% variable-rate, as compared to 94% of our borrowings at a fixed rate and 6% at a variable rate at March 31, 2004. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. At March 31, 2005, no interest rate swap contracts were outstanding.
      The table below presents our long-term borrowings at March 31, 2005, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At March 31, 2005, all of our outstanding fixed-rate and variable-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(In millions of U.S. dollars, except percentages)

	Year Ending March 31,

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

Fixed rate debt	$25.7	$27.1	$8.1	$46.2	$—	$40.3	$147.4	$173.6
Weighted-average interest rate	6.92%	6.99%	7.05%	7.12%	—	7.35%	7.12%
Variable rate debt	$11.9	—	—	—	—	—	$11.9	$11.9
Weighted-average interest rate	3.52%	—	—	—	—	—	3.52%
      In addition, we have assessed the market risk for our variable-rate debt and believe that a 1% change in interest rates will increase or decrease interest expense by approximately $0.1 million annually based on $11.9 million of variable rate debt outstanding at March 31, 2005.
Commodity Price Risk
      Pulp is a raw material we use to produce fiber cement, and it has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In August 2000, we entered into a contract with a third party to hedge the price of 5,000 metric tons of pulp per month, representing approximately 50% of our production requirements at that time. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On December 2, 2001, the other party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities in fiscal year 2002. Also, a current payable of $0.6 million was recorded at March 31, 2002. In November 2002, we settled our obligation under this contract for a cash payment of $5.8 million. Accordingly, we recorded a gain on settlement of the contract in the amount of $1.0 million in other operating income during fiscal year 2003. Pulp prices increased during fiscal years 2005 and 2004, and we expect them to continue to fluctuate. To minimize the additional working capital requirements caused by rising pulp prices, we may seek to enter into contracts with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term. However, if pulp prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pulp pricing over the longer-term. We have assessed the market risk for pulp and believe that, based on our most recent estimates, a $65 per metric ton price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2005, would have had approximately a 1.5% change in cost of sales in fiscal year 2005.

Item 12.	Description of Securities Other Than Equity Securities
      Not Required.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures are effective.
      There have been no significant changes in our internal control over financial reporting during fiscal year 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
      Our Joint Board has determined that Michael Brown, Michael Gillfillan and James Loudon are “audit committee financial experts,” as such term is defined by applicable SEC rules. Mr. Brown and Mr. Gillfillan are considered to be independent. However, under the NYSE listing standards applicable to U.S. companies, Mr. Loudon would not be considered to be independent because his son is an employee of our independent registered public accounting firm. However, his son does not work, and has never worked, on our audit or otherwise performed services for us. Accordingly, the Board has resolved to have Mr. Loudon to continue to serve on the Audit Committee.

Item 16B.	Code of Business Conduct and Ethics
      We seek to maintain high standards of integrity and are committed to ensuring that we conduct our business in accordance with high standards of ethical behavior.
      In 2003, we revised our code of ethics primarily:

•	to prohibit, directly or indirectly, extending or maintaining credit, arranging for the extension of credit or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers;

•	to add a mechanism to enable employees to submit any concerns or complaints regarding questionable accounting or auditing matters. Such submissions may be made on an anonymous, confidential basis and may be directed to an employee’s supervisor(s), corporate controller or the secretary of Audit Committee. In addition, we added a section that prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of our code of ethics or other known or suspected illegal or unethical conduct; and

•	to add a section that provides that our code of ethics may be amended or modified by our Supervisory Board. In addition, waivers of this code may only be granted by our Supervisory Board or a committee of our Supervisory Board with specific delegated authority, and any such waiver, will be disclosed to our shareholders.

      In June 2005, we updated our code of ethics primarily:

•	to change its name to the “Code of Business Conduct and Ethics,” to reflect the fact that it sets forth our standards of business conduct as well as ethical behavior, and in accordance with the relevant rules and regulations of the New York Stock Exchange; and

•	to make our Code of Business Conduct and Ethics applicable to our directors, in addition to all of our employees, in compliance with the relevant rules and regulations of the New York Stock Exchange.
      In addition, we are in the process of introducing a new toll-free, 24-hour ethics hotline, through which employees may confidentially report concerns or complaints regarding questionable accounting or auditing matters and other suspected violations of law or our code of business conduct and ethics. This new hotline will be progressively introduced in our operations in The Netherlands, the United States and Australia.
      We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2005.
      Our complete Code of Business Conduct and Ethics is publicly available on the Corporate Governance area of our Investor Relations website at www.jameshardie.com.

Item 16C.	Principal Accountant Fees and Services
Fees Paid to Our Independent Registered Public Accounting Firm
      Fees paid to our independent registered public accounting firm for services provided for fiscal years 2005, 2004 and 2003 were as follows:

	Fiscal Year Ended
	March 31,

	2005	2004	2003

	(In millions)
Audit Fees(1)	$3.1	$1.2	$1.1
Audit-Related Fees(2)	0.2	0.1	0.6
Tax Fees(3)	4.2	3.5	3.4

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During the fiscal year ended March 31, 2005, total audit fees also included internal investigation fees of $1.9 million.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal year ended March 31, 2005.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
      In addition to the fees described above, during the fiscal year ended March 31 2003, we incurred minor fees from our independent registered public accounting firm related to the purchase and use of software.
Audit Committee Pre-Approval Policies and Procedures
      In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by PricewaterhouseCoopers LLP are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

      All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

Item 16D.	Exemptions from Listing Standards for Audit Committees
      Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      None.
PART III

Item 18.	Financial Statements
      See pages F-1 through F-56, which are incorporated into this annual report by reference.

Item 19.	Exhibits
      Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on November 5, 2003 of James Hardie Industries N.V. (English Translation)(4)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(1)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(1)

2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(1)

2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(1)

2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(1)

2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(2)

2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(2)

2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(2)

2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch(2)

2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(2)

Exhibit
Number	Description of Exhibits

2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(2)

2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited(2)

2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(2)

2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association(2)

2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch(2)

2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch(3)

2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Bank, National Association; and WestLB AG, Sydney Branch(3)

2.18	Amendment Agreement to Amended and Restated Standby Loan Agreement, effective April 30, 2004, among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank, National Association(4)

2.19	Form of Extension Letter, relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank NV, Sydney Branch; BNP Paribas; and WestLB AG, Sydney Branch(4)

2.20	Extension Letter relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank N.A.(4)

2.21	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(3)

2.22	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.

2.23	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier

2.24	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.25	Form of Guarantee Deed between James Hardie Industries N.V. and Financier

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan

4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002(1)

4.3	Economic Profit and Individual Performance Incentive Plans

4.4	JHI NV Stock Appreciation Rights Incentive Plan

4.5	Supervisory Board Share Plan, dated July 19, 2002(1)

Exhibit
Number	Description of Exhibits

4.6	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. and Peter Donald Macdonald(4)

4.7	Consulting agreement, dated November 15, 2004, between James Hardie Industries N.V. and Peter Shafron(4)

4.8	Employment Agreement effective as of February 10, 2005, among James Hardie Building Products, Inc., James Hardie Industries N.V. and Louis Gries

4.9	Summary of Employment Terms between James Hardie Industries N.V. and Russell Chenu

4.10	International Assignment Agreement dated May 10, 2005, between James Hardie Industries N.V. and Benjamin Butterfield

4.11	Employment Agreement, effective September 1, 2004, between James Hardie Buildings Products, Inc. and David Merkley

4.12	Employment Agreement, effective September 1, 2004, between James Hardie Building Products and Donald Merkley

4.13	Amended Secondment dated October 8, 2004 between James Hardie Building Products Inc. and James Chilcoff(4)

4.14	Final Settlement Agreement between James Hardie International Finance B.V. and Folkert Zwinkels dated March 24, 2005

4.15	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(1)

4.16	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(1)

4.17	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(1)

4.18	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto

4.19	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(4)

4.20	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(4)

4.21	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(4)

4.22	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (4)

4.23	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(4)

4.24	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(4)

4.25	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(1)

4.26	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(1)

4.27	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(1)

Exhibit
Number	Description of Exhibits

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm

15.2	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of May 2005

99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002

99.3	ASIC Class Order 02/311, dated November 3, 2002

99.4	ASIC Modification, dated March 7, 2002(1)

(1)	This document was previously filed on paper as an exhibit to a prior Form 20-F. It is being re-filed herewith electronically.

(2)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporate herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

James Hardie Industries N.V.

By:	/s/ Louis Gries

Louis Gries
Chief Executive Officer
Date: July 1, 2005

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 13 to the consolidated financial statements, the Company is subject to certain significant contingencies, including asbestos-related claims against former subsidiaries; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Heads of Agreement; an investigation by the Australian Securities and Investments Commission; and an indemnity to ABN 60 together with a related commitment to provide interim funding to the Medical Research and Compensation Foundation.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 13, 2005

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		March 31

	Notes	2005	2004

		(Millions of
		US dollars)
ASSETS
Current assets:
Cash and cash equivalents	3	$113.5	$72.3
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million and $1.2 million as of March 31, 2005 and March 31, 2004, respectively	4	127.2	118.4
Inventories	5	99.9	103.2
Refundable income taxes	14	—	37.8
Prepaid expenses and other current assets		12.0	8.8
Deferred tax assets	14	26.0	24.7

Total current assets		378.6	365.2
Long-term receivables and other assets		0.8	9.8
Property, plant and equipment, net	6	685.7	567.1
Intangible assets, net	7	3.1	3.0
Prepaid pension cost	8	8.4	14.1
Deferred tax assets	14	12.3	12.0

Total assets		$1,088.9	$971.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9	$94.0	$78.5
Current portion of long-term debt	10	25.7	17.6
Short-term debt	10	11.9	10.8
Accrued payroll and employee benefits		35.7	41.1
Accrued product warranties	12	8.0	9.7
Income taxes payable	14	21.4	9.8
Other liabilities		1.7	1.8

Total current liabilities		198.4	169.3
Long-term debt	10	121.7	147.4
Deferred income taxes	14	77.5	65.2
Accrued product warranties	12	4.9	2.3
Other liabilities	11,14	61.7	82.3

Total liabilities		464.2	466.5

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 459,373,176 shares issued and outstanding at March 31, 2005 and 458,558,436 shares issued and outstanding at March 31, 2004	16,20	245.8	245.2
Additional paid-in capital	16,20	139.4	134.0
Retained earnings		264.3	151.1
Employee loans	16	(0.7)	(1.3)
Accumulated other comprehensive loss	19	(24.1)	(24.3)

Total shareholders’ equity		624.7	504.7

Total liabilities and shareholders’ equity		$1,088.9	$971.2

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Years Ended March 31

	Notes	2005	2004	2003

		(Millions of US dollars,
		except per share data)
Net sales	18	$1,210.4	$981.9	$783.6
Cost of goods sold		(784.0)	(623.0)	(492.8)

Gross profit		426.4	358.9	290.8
Selling, general and administrative expenses		(174.5)	(162.0)	(144.9)
Research and development expenses		(21.6)	(22.6)	(18.1)
SCI and other related expenses	13	(28.1)	—	—
Other operating (expense) income	8	(6.0)	(2.1)	1.0

Operating income		196.2	172.2	128.8
Interest expense		(7.3)	(11.2)	(23.8)
Interest income		2.2	1.2	3.9
Other (expense) income		(1.3)	3.5	0.7

Income from continuing operations before income taxes	18	189.8	165.7	109.6
Income tax expense		(61.9)	(40.4)	(26.1)

Income from continuing operations		127.9	125.3	83.5

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit (expense) of $0.2 million, ($0.1) million and ($1.6) million for 2005, 2004 and 2003, respectively	15	(0.3)	0.2	3.0
(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of nil, $4.8 million and ($45.3) million for 2005, 2004 and 2003, respectively	15	(0.7)	4.1	84.0

(Loss) income from discontinued operations		(1.0)	4.3	87.0

Net income		$126.9	$129.6	$170.5

Income per share — basic:
Income from continuing operations		$0.28	$0.27	$0.18
Income from discontinued operations		—	0.01	0.19

Net income per share — basic		$0.28	$0.28	$0.37

Income per share — diluted:
Income from continuing operations		$0.28	$0.27	$0.18
Income from discontinued operations		—	0.01	0.19

Net income per share — diluted		$0.28	$0.28	$0.37

Weighted average common shares outstanding (Millions):
Basic	2	458.9	458.1	456.7
Diluted	2	461.0	461.4	459.4
The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Cash flows from operating activities:
Net income	$126.9	$129.6	$170.5
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	—	(4.1)	(84.8)
Loss (gain) on sale of land and buildings	0.7	(4.2)	—
Gain on disposal of investments and negotiable securities	—	—	(0.4)
Impairment loss on investment	2.1	2.2	—
Depreciation and amortization	36.3	36.4	28.7
Deferred income taxes	11.1	14.6	(10.6)
Prepaid pension cost	7.6	1.8	2.3
Tax benefit from stock options exercised	0.4	0.4	0.8
Stock compensation	3.0	3.3	1.9
Other	—	0.7	—
Changes in operating assets and liabilities:
Accounts receivable	(3.7)	(24.8)	(10.8)
Inventories	4.3	(24.9)	(8.5)
Prepaid expenses and other current assets	32.6	2.1	(12.5)
Accounts payable	15.0	1.3	14.5
Accrued liabilities and other liabilities	(16.5)	28.2	(26.3)

Net cash provided by operating activities	219.8	162.6	64.8

Cash flows from investing activities:
Purchases of property, plant and equipment	(153.2)	(74.8)	(90.2)
Proceeds from sale of property, plant and equipment	3.4	10.9	49.0
Proceeds from disposal of subsidiaries and businesses, net of cash invested	—	5.0	334.4
Proceeds from sale and maturity of investments	—	—	1.1
Collections on loans receivable	0.6	0.9	0.7
Cash transferred on establishment of ABN 60 Foundation	—	—	(57.1)

Net cash (used in) provided by investing activities	(149.2)	(58.0)	237.9

Cash flows from financing activities:
Net proceeds from line of credit	0.5	0.5	3.1
Proceeds from borrowings	—	—	2.4
Repayments of borrowings	(17.6)	—	(160.0)
Proceeds from issuance of shares	2.6	3.2	4.2
Repayments of capital	—	(68.7)	(94.8)
Dividends paid	(13.7)	(22.9)	(34.3)

Net cash used in financing activities	(28.2)	(87.9)	(279.4)

Effects of exchange rate changes on cash	(1.2)	0.5	0.7
Net increase in cash and cash equivalents	41.2	17.2	24.0
Cash and cash equivalents at beginning of period	72.3	55.1	31.1

Cash and cash equivalents at end of period	113.5	72.3	55.1

Components of cash and cash equivalents:
Cash at bank and on hand	28.6	24.6	39.7
Short-term deposits	84.9	47.7	14.9

Cash and cash equivalents — continuing operations	113.5	72.3	54.6
Cash at bank and on hand — discontinued operations	—	—	0.5

Cash and cash equivalents at end of period	$113.5	$72.3	$55.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised	$10.7	$11.7	$28.1
Cash paid (refunded) during the period for income taxes, net	$15.7	$(6.5)	$77.3
The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained		Accumulated
		Additional	Earnings		Other
	Common	Paid-In	(Accumulated	Employee	Comprehensive
	Stock	Capital	Deficit)	Loans	Income (Loss)	Total

	(Millions of US dollars)
Balances as of March 31, 2002	$205.4	$323.5	$(91.8)	$(2.1)	$(64.3)	$370.7
Comprehensive income (loss):
Net income	—	—	170.5	—	—	170.5
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	21.9	21.9
Additional minimum pension liability adjustment	—	—	—	—	(7.7)	(7.7)

Other comprehensive income	—	—	—	—	15.3	15.3

Total comprehensive income						185.8
Dividends paid	—	—	(34.3)	—	—	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	—	—	—	—
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	—	—	—	—	(94.8)
Stock compensation	—	1.9	—	—	—	1.9
Tax benefit from stock options exercised	—	0.8	—	—	—	0.8
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	1.2	3.0	—	—	—	4.2

Balances as of March 31, 2003	$269.7	$171.3	$44.4	$(1.7)	$(49.0)	$434.7

Comprehensive income (loss):
Net income	—	—	129.6	—	—	129.6
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	16.0	16.0
Unrealized loss on available-for-sale securities	—	—	—	—	(0.1)	(0.1)
Additional minimum pension liability adjustment	—	—	—	—	7.7	7.7

Other comprehensive income	—	—	—	—	24.7	24.7

Total comprehensive income						154.3
Dividends paid	—	—	(22.9)	—	—	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	—	—	—	—
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	—	—	—	—	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	—	—	—	—
Stock compensation	—	3.3	—	—	—	3.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	0.8	2.4	—	—	—	3.2

Balances as of March 31, 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7

Comprehensive income (loss):
Net income	—	—	126.9	—	—	126.9
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	(0.9)	(0.9)

Other comprehensive income	—	—	—	—	0.2	0.2

Total comprehensive income						127.1
Dividends paid	—	—	(13.7)	—	—	(13.7)
Stock compensation	—	3.0	—	—	—	3.0
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.6	—	0.6
Stock options exercised	0.6	2.0	—	—	—	2.6

Balances as of March 31, 2005	$245.8	$139.4	$264.3	$(0.7)	$(24.1)	$624.7

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Background and Basis of Presentation

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

Basis of Presentation
      The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.
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

Property, Plant and Equipment
      Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment	3 to 4
Office furniture and equipment	3 to 10
      The costs of additions and improvements are capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible Assets
      Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. Effective April 1, 2002, the Company no longer amortizes goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Accordingly, the Company reviews goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. If carrying values were to exceed their estimated fair values, the Company would record an impairment loss to write the assets down to their estimated fair values. There were no impairment charges recorded against goodwill for the years ended March 31, 2005, 2004 and 2003.

Impairment of Long-Lived Assets
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

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
      SFAS No. 143, “Accounting for Asset Retirement Obligations,” requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalized as part of the asset’s carrying value and allocated to expense over the asset’s useful life. Accordingly, the Company accrues for reclamation costs associated with mining activities, which are accrued during production and are included in determining the cost of production.

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

Cost of Goods Sold
      Cost of goods sold is primarily comprised of cost of materials, labor and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling
      Shipping and handling costs are charged to costs of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative
      Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network. Transportation and logistic costs were $1.2 million, $1.3 million and $1.0 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Advertising
      The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $15.7 million, $15.2 million and $10.5 million during the years ended March 31, 2005, 2004 and 2003, respectively.

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
      Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation
      In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123,” the Company has elected to recognize stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after March 31, 1995. See Note 16 for full disclosures required under SFAS No. 123 and SFAS No. 148.

Employee Benefit Plans
      The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognized as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortization of unrecognized prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortization of any unrecognized net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognizes the difference either as a prepaid or accrued pension cost.

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

	Years Ended March 31

	2005	2004	2003

	(Millions of shares)
Basic common shares outstanding	458.9	458.1	456.7
Dilutive effect of stock options	2.1	3.3	2.7

Diluted common shares outstanding	461.0	461.4	459.4

	2005	2004	2003

	(Continuing operations —
	US dollar)
Net income per share — basic	$0.28	$0.28	$0.37
Net income per share — diluted	$0.28	$0.28	$0.37
      Potential common shares of 8.2 million, 2.0 million and 1.3 million for the years ended March 31, 2005, 2004 and 2003, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Accumulated Other Comprehensive Income (Loss)
      Accumulated other comprehensive income (loss) includes foreign currency translation and derivative instruments and is presented as a separate component of shareholders’ equity.

Extinguishments of Debt
      In May 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. As permitted under SFAS No. 145, the Company early adopted the provisions of this standard effective April 1, 2002. As a result of the early retirement of $60.0 million of the Company’s long-term debt, the Company incurred charges of $9.9 million related to a make-whole payment paid to certain noteholders on December 23, 2002. Accordingly, this amount was included in interest expense in the year ended March 31, 2003 rather than as an extraordinary item.

Recent Accounting Pronouncements

Employers’ Disclosures about Pensions and Other Postretirement Benefits
      In December 2003, the FASB issued SFAS No. 132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/ cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for fiscal years ending after

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 15, 2004. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities
      In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46, which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ended after December 15, 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after March 15, 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after January 31, 2003 did not have a material impact on the Company’s consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      In March 2004, the Emerging Issues Task Force (“EITF”) ratified the provisions of Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after June 15, 2004. The adoption of this issue did not have a material impact on the Company’s consolidated financial statements.

Inventory Costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

American Jobs Creation Act
      In October 2004, the President of the United States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a U.S. federal income tax deduction for a percentage of income earned from certain U.S. production activities. Based on the effective date of the Act, the Company will be eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position (“FSP”) 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No. 109. The Company is in the process of quantifying the impact this provision of the Act will have on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act and as such, has not yet quantified the impact this provision will have on the Company’s consolidated financial statements.

Exchanges of Non-monetary Assets
      In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-Monetary Assets — An Amendment of ARB Opinion No. 29,” which requires non-monetary asset exchanges to be accounted for at fair value. The Company is required to adopt the provisions of SFAS No. 153 for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognized in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the United States Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 123 in fiscal year 2003 and does not expect the adoption of SFAS No. 123R to have a material effect on the Company’s consolidated financial statements.

Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Company is in the process of evaluating whether FIN 47 will result in the recognition of additional asset retirement obligations for the Company.

3.	Cash and Cash Equivalents
      Cash and cash equivalents consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Cash at bank and on hand	$28.6	$24.6
Short-term deposits	84.9	47.7

Total cash and cash equivalents	$113.5	$72.3

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Short-term deposits are placed at floating interest rates varying between 2.70% to 2.76% and 0.90% to 1.02% as of March 31, 2005 and 2004, respectively.

4.	Accounts and Notes Receivable
      Accounts and notes receivable consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Trade receivables	$121.6	$109.9
Other receivables and advances	7.1	9.7
Allowance for doubtful accounts	(1.5)	(1.2)

Total accounts and notes receivable	$127.2	$118.4

      The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31

	2005	2004

	(Millions of
	US dollars)
Balance at April 1	$1.2	$1.0
Charged to expense	0.4	0.9
Costs and deductions	(0.1)	(0.8)
Foreign currency movements	—	0.1

Balance at March 31	$1.5	$1.2

5.	Inventories
      Inventories consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Finished goods	$71.1	$76.7
Work-in-process	8.5	6.4
Raw materials and supplies	22.4	22.3
Provision for obsolete finished goods and raw materials	(2.1)	(2.2)

Total inventories	$99.9	$103.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Property, Plant and Equipment
      Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

	(Millions of US dollars)
Balance at April 1, 2003:
Cost	$8.6	$119.8	$444.4	$107.0	$679.8
Accumulated depreciation	—	(20.9)	(138.9)	—	(159.8)

Net book value	8.6	98.9	305.5	107.0	520.0
Changes in net book value:
Capital expenditures	3.5	25.1	89.5	(44.0)	74.1
Retirements and sales	(0.8)	(5.3)	(0.6)	—	(6.7)
Depreciation	—	(4.7)	(31.2)	—	(35.9)
Other movement	—	—	(0.7)	—	(0.7)
Foreign currency translation adjustments	—	—	16.3	—	16.3

Total changes	2.7	15.1	73.3	(44.0)	47.1
Balance at March 31, 2004:
Cost	11.3	135.0	562.8	63.0	772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	$11.3	$114.0	$378.8	$63.0	$567.1

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

	(Millions of US dollars)
Balance at 1 April 2004:
Cost	$11.3	$135.0	$562.8	$63.0	$772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	11.3	114.0	378.8	63.0	567.1
Changes in net book value:
Capital expenditures	0.2	3.2	32.5	117.1	153.0
Retirements and sales	—	—	—	(4.1)	(4.1)
Depreciation	—	(4.5)	(31.8)	—	(36.3)
Other movement	—	—	3.4	—	3.4
Foreign currency translation adjustments	—	—	2.6	—	2.6

Total changes	0.2	(1.3)	6.7	113.0	118.6
Balance at March 31, 2005:
Cost	11.5	131.1	606.6	176.6	925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	$11.5	$106.7	$390.9	$176.6	$685.7

      Construction in progress consists of plant expansions and upgrades.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $5.9 million, $1.6 million and $1.7 million for the years ended March 31, 2005, 2004 and 2003, respectively. Depreciation expense for continuing operations was $36.3 million, $35.9 million and $27.2 million for the years ended March 31, 2005, 2004 and 2003, respectively.

7.	Intangible Assets
      Intangible assets consist of the following components:

	Goodwill	Other	Total

	(Millions of US dollars)
Balance at April 1, 2004:
Cost	$2.3	$2.1	$4.4
Accumulated amortization	(0.2)	(1.2)	(1.4)

Net book value	2.1	0.9	3.0
Changes in net book value:
Amortization	—	—	—
Foreign currency translation adjustments	0.1	—	0.1

Total changes	0.1	—	0.1
Balance at March 31, 2005:
Cost	2.4	2.1	4.5
Accumulated amortization	(0.2)	(1.2)	(1.4)

Net book value	$2.2	$0.9	$3.1

      The Company recorded amortization expense of nil, $0.5 million and $0.2 million for the years ended March 31, 2005, 2004 and 2003, respectively, related to other intangibles.

8.	Retirement Plans
      The Company sponsors a U.S. retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. The U.S. plan is a tax-qualified defined contribution retirement and savings plan covering all U.S. employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to July 1, 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company’s financial statements while participants who joined the plan subsequent to July 1, 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company’s financial statements. Both of these participant plans are funded based on statutory requirements in Australia. The Company’s expense for its defined contribution plans totaled $5.2 million, $3.8 million and $2.9 million for the years ended March 31, 2005, 2004 and 2003, respectively. Details of the defined benefit participant plan of the James Hardie Australia Superannuation Plan (“Defined Benefit Plan”) are as follows.
      The investment strategy/policy of the Defined Benefit Plan is set by the Trustee (Mercer) for each investment option. The strategy includes the selection of a long-term mix of investments (asset classes) that supports the option’s aims.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aims of the Mercer Growth option, in which the Defined Benefit Plan assets are invested, are:

•	to achieve a rate of return (net of tax and investment expenses) that exceeds inflation (CPI) increases by at least 3% per annum over a moving five year period;

•	to achieve a rate of return (net of tax and investment expenses) above the median result for the Mercer Pooled Fund Survey over a rolling three year period; and

•	over shorter periods, outperform the notional return of the benchmark mix of investments.
      The assets are invested by appointing professional investment managers and/or from time to time investing in a range of investment vehicles offered by professional investment managers.
      Investment managers may utilize derivatives in managing investment portfolios for the Trustee. However, the Trustee doesn’t undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers’ Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40-75%
Debt securities	15-60%
Real Estate	0-20%
      The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	Years Ended
	March 31

	2005	2004

Equity securities	62.5%	61.5%
Debt securities	30.3%	30.1%
Real Estate	7.2%	8.4%

Total	100.0%	100.0%

      The following are the components of net periodic pension cost for the Defined Benefit Plan:

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Service cost	$2.5	$2.9	$2.7
Interest cost	2.5	2.9	2.9
Expected return on plan assets	(3.2)	(3.6)	(3.2)
Amortization of unrecognized transition asset	—	(0.9)	(0.8)
Amortization of prior service costs	0.1	0.1	—
Recognized net actuarial loss	0.4	0.4	0.7

Net periodic pension cost	2.3	1.8	2.3
Settlement loss	5.3	—	—

Net pension cost	$7.6	$1.8	$2.3

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The settlement loss in fiscal year 2005 relates to lump sum payments made to terminated participants of the Defined Benefit Plan and is included in other operating expense in the consolidated statements of income.
      The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of March 31, for the Defined Benefit Plan:

	March 31

	2005	2004	2003

Net Periodic Benefit Cost Assumptions:
Discount rate	6.5%	6.8%	7.0%
Rate of increase in compensation	4.0%	3.5%	3.5%
Expected return on plan assets	6.5%	6.8%	7.0%
Projected Benefit Obligation Assumptions:
Discount rate	6.5%	6.5%	6.8%
Rate of increase in compensation	4.0%	4.0%	3.5%
      The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2003 to 2004 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 and from 2003 to 2004 is a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognized gains and losses are amortized over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognized over 5 years.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

	Years Ended
	March 31

	2005	2004

	(Millions of
	US dollars)
Changes in benefit obligation:
Benefit obligation at April 1	$40.7	$38.5
Service cost	2.5	2.9
Interest cost	2.5	2.9
Plan participants’ contributions	0.9	0.3
Actuarial loss (gain)	2.0	(1.5)
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.4	9.4

Benefit obligation at March 31	$37.6	$40.7

Changes in plan assets:
Fair value of plan assets at April 1	$41.2	$37.7
Actual return on plan assets	4.7	3.0
Employer contributions	1.8	2.8
Participant contributions	0.9	0.3
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.5	9.2

Fair value of plan assets at March 31	$37.7	$41.2

Funded status	$0.1	$0.5
Unamortized prior service cost	—	0.1
Unrecognized actuarial loss	8.3	13.5

Net asset	$8.4	$14.1

      The following table provides further details of the Defined Benefit Plan:

	Years Ended
	March 31

	2005	2004

	(Millions of
	US dollars)
Projected benefit obligation	$37.6	$40.7
Accumulated benefit obligation	37.6	40.6
Fair market value of plan assets	37.7	41.2
      The Defined Benefit Plan measurement date is March 31, 2005. The Company expects to make contributions to the Defined Benefit Plan of approximately $1.8 million during fiscal year 2006.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

(Millions of
US dollars)

Years Ending March 31:
2006	$2.5
2007	2.6
2008	2.3
2009	2.3
2010	2.4
2011 - 2015	12.0

Estimated future benefit payments	$24.1

9.	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Trade creditors	$65.3	$54.7
Other creditors and accruals	28.7	23.8

Total accounts payable and accrued liabilities	$94.0	$78.5

10.	Short and Long-Term Debt
      Long-term debt consists of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
US$ noncollateralized notes — current portion	$25.7	$17.6
US$ noncollateralized notes — long-term portion	121.7	147.4

Total debt at 7.12% average rate	$147.4	$165.0

      The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven instalments that commenced on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable May 5, and November 5, each year. The first tranche of $17.6 million was repaid in November 2004.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At March 31, 2005, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of
US dollars)

Years Ending March 31:
2006	$25.7
2007	27.1
2008	8.1
2009	46.2
2010	—
Thereafter	40.3

Total	$147.4

      The Company has a short-term US$ line of credit which provides for maximum borrowings and foreign exchange facilities of $15.0 million. At March 31, 2005, the Company had drawn down $11.9 million on this line of credit. The line of credit can be repaid and redrawn until maturity in April and December 2005 ($7.5 million on each date). Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At March 31, 2005 and 2004, the weighted average interest rate on outstanding borrowings under this facility was 3.52% and 3.24%, respectively.
      The Company has an A$ denominated non-collateralised revolving loan facility, which can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million ($154.5 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2005, the Company paid $0.5 million in commitment fees. At March 31, 2005, there was $154.5 million available under this revolving loan facility.
      The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of $132.5 million. At March 31, 2005, five out of six facilities or $117.5 million had a maturity date of April 30, 2005 and the sixth facility or $15.0 million had a maturity date of October 30, 2005. At March 31, 2005, the Company had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year ended March 31, 2005, the Company paid $0.3 million in commitment fees.
      Historically, the Company has sought to renew its lines of credit, revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. The Company is currently in negotiations with a number of banks to refinance all of its debt in a manner that provides the Company with the same amount of liquidity. However, in light of the events resulting from the Special Commission of Inquiry (see Note 13), the Company may not be able to refinance its debt facilities by the time they expire or at all. The Company may not be able to enter into new debt financing agreements on terms that provide the same level of liquidity as its current debt structure provides. Also, the company may have to agree to other terms that could increase the cost of having these debt facilities in place.
      Subsequent to March 31, 2005, $117.5 million of the US$ stand-by loan facilities are not available to the Company during refinancing negotiations. Also, the short-term US$ line of credit that matured in April 2005 was renewed through March 2006.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As a consequence of the completion of the sale of the Gypsum business on April 25, 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totaling $225.0 million. Effective December 23, 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid $60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended March 31, 2003.
      At March 31, 2005, management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralized notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).

11.	Non-Current Other Liabilities
      Non-current other liabilities consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Non-current other liabilities:
Employee entitlements	$5.3	$13.5
Product liability	4.7	5.6
Other	51.7	63.2

Total non-current other liabilities	$61.7	$82.3

12.	Product Warranties
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
      Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing product, which is no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with its previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of $12.6 million in fiscal year 2002 comprised of $11.5 million to cover the estimated cost of the settlement and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement and $1.1 million of other costs related to the Settlement Agreement. The total amount included in the product

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
warranty provision relating to the Settlement Agreement is $5.8 million and $4.7 million as of March 31, 2005 and 2004, respectively.
      The following are the changes in the product warranty provision:

	March 31

	2005	2004

	(Millions of
	US dollars)
Balance at beginning of period	$12.0	$14.8
Accruals for product warranties	4.3	2.2
Settlements made in cash or in kind	(3.4)	(5.7)
Foreign currency translation adjustments	—	0.7

Balance at end of period	$12.9	$12.0

      The “Accruals for product warranties” line item above includes an additional accrual of $2.0 million for the year ended March 31, 2005 related to the Settlement Agreement. This increase reflects the results of the Company’s most recent estimate of its total exposure. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of $0.9 million and $4.4 million for the years ended March 31, 2005 and 2004, respectively.

13.	Commitments and Contingencies

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60
      In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
      The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from February 16, 2001, has not owned, or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 referred to later in this footnote, the Company has no commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.
      On March 31, 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s consolidated financial statements at March 31, 2005 and 2004.
      It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the New South Wales (“NSW”) Government has agreed to contemplate following the Company’s entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the fact that, following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of “successor liability,” and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
      During the year ended March 31, 2005, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry
      On October 29, 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On July 14, 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.
      The SCI finished taking evidence on August 13, 2004 and issued its report on September 21, 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.
      In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr. Macdonald (former CEO) and Mr. Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.
      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of June 30, 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion ($2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
      The SCI’s findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.
      The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labor Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). Without any discussion with the Company, the statutory scheme that the Company proposed on July 14, 2004 was not accepted by the Representatives.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
      It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required, but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement
      On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund (the “SPF”) to provide funding on a long-term basis for asbestos-related injury and death claims (the “Claims”) against Amaca, Amaba, and ABN 60 (the “Liable Entities”).
      The principles set out in the Heads of Agreement include:

•	the establishment of the SPF to compensate asbestos claimants;

•	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion ($1.03 billion) for all present and future claims at June 30, 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion ($2.471 billion). At December 21, 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of June 30, 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

•	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with U.S. GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

•	no cap on individual payments to Claimants.
      The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.
      As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on March 8, 2005. The draft legislation and regulations for public comment were released on April 12, 2005 for comment and the closing date for responses of April 26, 2005. The bill containing the proposed legislation was introduced into NSW Parliament on May 5, 2005, and is due to be debated in the week commencing May 23, 2005. The timing of passing and commencement of this potential legislation remains uncertain.
      As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.
      The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report and approval by the Company’s board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.
      The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.
      If an agreement is reached with the NSW Government and approved by the Company’s board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.

Updated Actuarial Study; Claims Estimate
      The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of June 30, 2004 and March 31, 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion ($1.059 billion) and A$1.685 billion ($1.302 billion) as of June 30, 2004 and March 31, 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by KPMG Actuaries was approximately A$3.586 billion ($2.471 billion) and A$3.604 billion ($2.784 billion) as of June 30, 2004 and March 31, 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.
      In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
      Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
      Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.
      A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of June 30, 2004 and March 31, 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.
      The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of March 31, 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.
      Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs.
      Accordingly, the Company has not established a provision for asbestos-related liabilities as of March 31, 2005 because at this time it is not probable and estimable in accordance with SFAS No. 5, “Accounting for Contingencies.”

Claims Data
      The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2005 and 2004.

	March 31

	2005	2004

Australia	712	687
New Zealand	—	—
Unknown-Court Not Identified(1)	36	51
USA	1	5

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.
      For the years ended March 31, 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.
Australia

	Years Ended March 31

	2005		2004		2003

Number of claims filed		489		379		402
Number of claims dismissed		62		119		29
Number of claims settled or otherwise resolved		402		316		231
Average settlement amount per claim	A	$157,594	A$	167,450	A$	204,194
New Zealand

	Years Ended March 31

	2005	2004	2003

Number of claims filed	—	—		—
Number of claims dismissed	—	—		2
Number of claims settled or otherwise resolved	—	—		1
Average settlement amount per claim	—	—	A	$2,000

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Unknown — Court Not Identified

	Years Ended March 31

	2005		2004	2003

Number of claims filed		7	1		7
Number of claims dismissed		20	15		—
Number of claims settled or otherwise resolved		2	—		3
Average settlement amount per claim	A	$47,000	—	A	$37,090
USA

	Years Ended March 31

	2005		2004	2003

Number of claims filed		—	—	—
Number of claims dismissed		3	1	—
Number of claims settled or otherwise resolved		1	—	—
Average settlement amount per claim	A	$228,293	—	—
      The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of March 31

	2005		2004		2003		2002		2001

Number of open claims at beginning of year		743		814		671		569		507
Number of new claims		496		380		409		375		284
Number of closed claims		490		451		266		273		222
Number of open claims at year-end		749		743		814		671		569
Average settlement amount per settled claim	A$	157,223	A$	167,450	A$	201,200	A$	197,941	A$	179,629
Average settlement amount per case closed	A$	129,949	A$	117,327	A$	177,752	A$	125,435	A$	128,653
      The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.
      On April 15, 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd (“Asbestos Mines”). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company’s proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose — including the period after the former subsidiary was sold by James Hardie.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.
      On October 26, 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

SCI and Other Related Expenses
      The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

Year Ended
March 31
2005

(Millions of
US dollars)
SCI	$6.8
Internal investigation	4.9
ASIC investigation	1.2
Severance and consulting	6.0
Resolution advisory fees	6.4
Funding advice and other	2.8

Total SCI and other related expenses	$28.1

      Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s Form 20-F in the United States for the year ended March 31, 2004.

Australian Securities and Investments Commission Investigation
      The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.
      To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
      The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Severance Agreements
      On October 20, 2004, Mr. Peter Shafron resigned from the Company and on October 21, 2004, Mr. Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of $8.9 million in the period ended March 31, 2005. These costs comprised $6.0 million of additional expense and $2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity
      The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company’s entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on December 3, 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
      The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on November 16, 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended March 31, 2005.
      Additionally, on November 16, 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.
      On March 31, 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalized in accordance with the updated timetable announced at that date and described above.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.
      With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation
      On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries, were dismissed with their consent.

Environmental and Legal
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
      The Company believes that future legal costs related to the Company’s negotiations toward a Principal Agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.

Gypsum Business
      Under the terms of the Company’s agreement to sell its Gypsum business to BPB US Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company’s indemnification obligation generally extends for two years from the closing date of April 25, 2002 and arises only if claims exceed $5 million in the aggregate and is limited to $100 million in the aggregate. This obligation expired April 25, 2004. In addition, the Company agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company’s obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.
      Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. The Company’s indemnification obligations are subject to a $34.5 million limitation. The Seattle gypsum facility

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987, prior to the Company’s ownership, due to the presence of metals in the groundwater. Because the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases
      As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2005:

(Millions of
US dollars)

Years Ending March 31:
2006	$11.7
2007	10.8
2008	10.6
2009	9.7
2010	9.7
Thereafter	81.3

Total	$133.8

      Rental expense amounted to $9.1 million, $8.1 million and $9.0 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Capital Commitments
      Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $50.2 million at March 31, 2005.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Income Taxes
      The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense for continuing operations consists of the following components:

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Income from continuing operations before income taxes:
Domestic(1)	$90.5	$103.5	$38.6
Foreign	99.3	62.2	71.0

Income from continuing operations before income taxes:	$189.8	$165.7	$109.6

Income tax (expense) benefit:
Current:
Domestic(1)	$(14.1)	$(6.7)	$(7.0)
Foreign	(37.1)	(20.4)	1.3

Current income tax expense	(51.2)	(27.1)	(5.7)

Deferred:
Domestic(1)	5.0	(3.9)	0.1
Foreign	(15.7)	(9.4)	(20.5)

Deferred income tax expense	(10.7)	(13.3)	(20.4)

Total income tax expense for continuing operations	$(61.9)	$(40.4)	$(26.1)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

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

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Income tax expense computed at statutory tax rates	$(65.3)	$(60.7)	$(37.2)
U.S. state income taxes, net of the federal benefit	(5.3)	(0.2)	(1.2)
Benefit from Dutch financial risk reserve regime	18.1	24.8	11.9
Expenses not deductible	(2.3)	(2.5)	(4.7)
Non-assessable items	—	1.3	—
Losses not available for carryforward	(2.4)	—	(1.4)
Taxes related to 2001 Reorganization	—	—	3.5
Net operating losses brought back to account	—	—	13.0
Increase in reserves	(3.7)	—	(10.0)
Result of tax audits	—	(3.9)	—
Other items	(1.0)	0.8	—

Total income tax expense	$(61.9)	$(40.4)	$(26.1)

Effective tax rate	32.6%	24.4%	23.8%

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred tax balances consist of the following components:

	March 31

	2005	2004

	(Millions of
	US dollars)
Deferred tax assets:
Provisions and accruals	$29.0	$18.3
Net operating loss carryforwards	12.8	14.6
Capital loss carryforwards	33.7	33.2
Prepaid interest	—	16.6
Taxes on intellectual property transfer	7.5	8.7
Other	—	0.3

Total deferred tax assets	83.0	91.7
Valuation allowance	(38.1)	(37.7)

Total deferred tax assets net of valuation allowance	44.9	54.0

Deferred tax liabilities:
Property, plant and equipment	(86.9)	(76.3)
Prepaid pension cost	(2.5)	(4.2)
Foreign currency movements	2.8	(1.1)
Prepayments	2.5	—

Other	—	(0.9)
Total deferred tax liabilities	(84.1)	(82.5)

Total deferred taxes, net	$(39.2)	$(28.5)

      Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by $0.4 million during the year primarily due to foreign currency movements.
      At March 31, 2005, the Company had Australian tax loss carryforwards of approximately $30.6 million that will never expire. During fiscal year 2004, the Company wrote-off $43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.
      At March 31, 2005, the Company had $112.2 million in Australian capital loss carryforwards which will never expire. During fiscal years 2005 and 2004, the Company used $0.2 million and $21.4 million of these losses, respectively. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately $99.4 million primarily as a result of the Company electing to file its Australian income tax returns as a single consolidated group. At March 31, 2005, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
      Under Australian legislation in fiscal year 2003, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognize value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released $13.0 million of valuation allowance during the year ended March 31, 2003.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At March 31, 2005, the undistributed earnings of non-Dutch subsidiaries approximated $425.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.
      Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
      The IRS has audited the Company’s U.S. income tax returns for all the years ended through March 31, 2000. The California Franchise Tax Board (“FTB”) audited the Company’s California franchise tax returns for all tax years ended through March 31, 1999 and proposed substantial assessments. The Company settled the audits with the FTB during fiscal year 2005 and also filed amended income tax returns and paid additional tax for the years ended March 31, 2000 through 2003. The Company recorded a $2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid to the FTB through March 31, 2003.
      Tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.
      The Company currently derives significant tax benefits under the U.S.-Netherlands tax treaty. During fiscal year 2005, this treaty was amended to provide, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits. If the Company is unable to satisfy the requirements for treaty benefits it could significantly increase the Company’s effective tax rate in fiscal year 2006 forward. The Company is in the process of considering changes to its organizational and operational structure to satisfy the requirements of the amended treaty. Accordingly, the Company is planning to implement various reorganization options to satisfy those requirements to be eligible for benefits under the amended treaty. However, the Company cannot guarantee that it will be successful in implementing these plans, or that the restructured organization and operations will comply with the new treaty requirements.

15.	Discontinued Operations

Building Systems
      On May 30, 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million. As of March 2005, the $1.7 million note receivable had been collected in full.

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

ABN 60
      On March 31, 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest, other than described in Note 13, in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 13, the Company does not believe it will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, a loss on disposal of $0.4 million was recorded by James Hardie at March 31, 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.
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
      Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following are the results of operations of discontinued businesses:

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Building Systems
Net sales	$—	$2.9	$20.1
Income before income tax expense	—	0.3	2.8
Income tax expense	—	(0.1)	(0.9)

Net income	—	0.2	1.9

Building Services
Net sales	—	—	—
Loss before income tax benefit	(0.5)	—	—
Income tax benefit	0.2	—	—

Net loss	(0.3)	—	—

Gypsum
Net sales	—	—	18.7
Income before income tax expense	—	—	1.8
Income tax expense	—	—	(0.7)

Net income	—	—	1.1

Total
Net sales	—	2.9	38.8
(Loss) income before income tax benefit (expense)	(0.5)	0.3	4.6
Income tax benefit (expense)	0.2	(0.1)	(1.6)

Net (loss) income	(0.3)	0.2	3.0

(Loss) gain on disposal, net of income taxes	(0.7)	4.1	84.0

(Loss) income from discontinued operations	$(1.0)	$4.3	$87.0

16.	Stock-Based Compensation
      At March 31, 2005, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Shadow Stock Plan and one Stock Appreciation Rights Plan.
      In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest (see Note 2).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal years 2005, 2004 and 2003:

	Years Ended March 31

	2005		2004		2003

Dividend yield		1.1%		1.0%		2.9%
Expected volatility		29.1%		26.0%		27.0%
Risk free interest rate		3.2%		2.7%		2.9%
Expected life in years		3.3		3.3		4.6
Weighted average fair value at grant date	A$	1.35	A$	1.42	A$	1.12
      Compensation expense arising from stock option grants as determined using the Black-Scholes model was $3.0 million, $3.2 million and $1.9 million for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan
      As a replacement for options previously granted by JHIL on November 17, 1999, Mr. Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on November 17, 2004. The options expired on April 20, 2005, six months after the date of Mr. Macdonald’s resignation. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 1,200,000 options were outstanding and exercisable at March 31, 2005. Mr. Macdonald exercised all of these options in April 2005.

Peter Donald Macdonald Share Option Plan 2001
      As a replacement for options previously granted by JHIL on July 12, 2001, Mr. Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after July 12, 2004, if JHI NV’s total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from July 12, 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on April 20, 2005, six months after the date of Mr. Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 options were outstanding at March 31, 2005. As the TSR requirement had not been met six months after Mr. Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Peter Donald Macdonald Share Option Plan 2002
      On July 19, 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr. Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after July 19, 2005, if JHI NV’s TSR from July 19, 2002 to that date is at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for TSR is not satisfied, then on the first business day of each month occurring from that day until October 31, 2005, JHI NV’s TSR will again be compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, July 19, 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options were outstanding at March 31, 2005.

Executive Share Purchase Plan
      Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. Accordingly, the Company recorded variable compensation expense of nil, $0.1 million and nil for the years ended March 31, 2005, 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2005, 2004 and 2003.

2001 Equity Incentive Plan
      On October 19, 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October
			2001
			Number of
	Original		Options
Original Shadow Share Grant Date	Exercise Price		Granted	Option Expiration Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
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
      Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

			Number of
	Original		Options
Share Grant Date	Exercise Price		Granted	Option Expiration Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
      Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
      The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarizes the shares available for grant under this plan:

	Years Ended March 31

Shares Available for Grant	2005	2004	2003

Shares available at April 1	27,293,210	32,884,940	35,435,281
Awards granted	(5,664,100)	(6,179,583)	(4,037,000)
Options forfeited	2,711,148	587,853	1,486,659

Shares available at March 31	24,340,258	27,293,210	32,884,940

      The following table shows the movement in all of the Company’s outstanding options:

	2005			2004			2003

		Weighted			Weighted			Weighted
		Average			Average			Average
	Number of	Exercise		Number of	Exercise		Number of	Exercise
	Shares	Price		Shares	Price		Shares	Price

	(In Australian dollars)
Outstanding at April 1	17,978,707	A$	5.72	13,410,024	A$	5.20	10,969,562	A$	4.54
Granted	5,664,100		6.00	6,179,583		7.05	5,987,000		6.42
Exercised	(803,049)		4.13	(1,023,047)		4.38	(2,059,879)		3.57
Forfeited	(2,711,148)		6.56	(587,853)		5.79	(1,486,659)		4.95

Outstanding at March 31	20,128,610	A$	5.75	17,978,707	A$	5.72	13,410,024	A$	5.20

Options exercisable at March 31	7,155,625	A$	5.08	3,858,736	A$	4.54	1,948,346	A$	4.17

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Options Outstanding				Options Exercisable

		Weighted
	Number	Average	Weighted		Number	Weighted
	Outstanding at	Remaining	Average		Exercisable at	Average
	March 31,	Contractual Life	Exercise		March 31,	Exercise
Range of Exercise Prices	2005	(in years)	Price		2005	Price

	(In Australian dollars)
A$3.09	1,114,562	5.6	A$	3.09	718,489	A$	3.09
3.13	369,598	4.6		3.13	369,598		3.13
3.18	1,200,000	4.6		3.18	1,200,000		3.18
4.76	624,000	6.3		4.76	—		—
5.06	2,153,525	6.7		5.06	2,153,525		5.06
5.71	1,950,000	7.3		5.71	—		—
5.99	5,193,100	9.7		5.99	25,000		5.99
6.30	273,000	9.9		6.30	—		—
6.45	2,696,575	7.7		6.45	1,435,975		6.45
7.05	4,554,250	8.7		7.05	1,253,038		7.05

A$3.09 to A$7.05	20,128,610	7.9	A$	5.75	7,155,625	A$	5.08

Shadow Stock and Stock Appreciation Rights Plans
      The U.S. Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock equal to the number of shares of shadow stock issued to employees. The vesting period of this shadow stock plans is five years. The last grant date under the U.S. Shadow Stock Plan was December 17, 2001.
      In December 1998, a shadow stock plan for non-U.S. based employees was instituted under similar terms to the U.S. Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was August 15, 2001.
      Both the U.S. Shadow Stock Plan and the December 1998 Non-U.S. Based Employees Stock Plan were terminated on February 28, 2005. The value on that day of all the outstanding shares of those plans was paid to the participants.
      On December 5, 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At March 31, 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.
      On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. All of these stock appreciation rights were outstanding at March 31, 2005 and will vest over three years from date of grant.
      All of these plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of nil, $2.6 million and $1.9 million was recognized in fiscal years 2005, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Financial Instruments

Foreign Currency
      As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At March 31, 2005 and 2004, the Company had not entered into any material contracts to hedge these exposures.
      The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2005 and 2004, there were no material contracts outstanding.

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
      For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.
      The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At March 31, 2005 and 2004, total credit exposure arising from forward exchange contracts was not material.
      Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fiber cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates
      At March 31, 2005, the Company had $11.9 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values
      The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	March 31

	2005		2004

	Carrying Value	Fair Value	Carrying Value	Fair Value

	(Millions of US dollars)
Long-term debt:
Floating	$—	$—	$—	$—
Fixed	147.4	173.6	165.0	186.8

Total	$147.4	$173.6	$165.0	$186.8

      Fair values of long-term debt were determined by reference to the March 31, 2005 and 2004 market values for comparably rated debt instruments.

18.	Operating Segment Information and Concentrations of Risk
      The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fiber Cement manufactures and sells fiber cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. Other includes the manufacture and sale of fiber cement products in Chile, the manufacture and sale of fiber cement reinforced pipes in the United States, fiber cement operations in Europe and fiber cement roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments
      The following are the Company’s operating segments and geographical information:

	Net Sales to Customers(1)
	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
USA Fiber Cement	$939.2	$738.6	$599.7
Asia Pacific Fiber Cement	236.1	219.8	174.3
Other Fiber Cement	35.1	23.5	9.6

Worldwide total from continuing operations	$1,210.4	$981.9	$783.6

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Income from
	Continuing Operations
	Before Income Taxes
	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
USA Fiber Cement(2)	$241.5	$195.6	$155.1
Asia Pacific Fiber Cement(2)	46.8	37.6	27.3
Research and Development(2)	(17.5)	(17.6)	(13.0)
Other Fiber Cement	(11.8)	(15.9)	(10.7)

Segments total	259.0	199.7	158.7
General Corporate(3),(4)	(62.8)	(27.5)	(29.9)

Total operating income	196.2	172.2	128.8
Net interest expense(5)	(5.1)	(10.0)	(19.9)
Other (expense) income, net	(1.3)	3.5	0.7

Worldwide total from continuing operations	$189.8	$165.7	$109.6

	Total Identifiable
	Assets March 31

	2005	2004

	(Millions of
	US dollars)
USA Fiber Cement	$670.1	$554.9
Asia Pacific Fiber Cement	181.4	175.9
Other Fiber Cement	81.6	74.7

Segments total	933.1	805.5
General Corporate(6)	155.8	165.7

Worldwide total	$1,088.9	$971.2

	Additions to Property,
	Plant and Equipment(7)
	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
USA Fiber Cement	$144.8	$56.2	$81.0
Asia Pacific Fiber Cement	4.1	8.4	6.6
Other Fiber Cement	4.1	9.5	2.5

Segments total	153.0	74.1	90.1
General Corporate	—	—	0.1

Worldwide total	$153.0	$74.1	$90.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Depreciation and
	Amortization
	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
USA Fiber Cement	$23.1	$25.1	$18.2
Asia Pacific Fiber Cement	10.1	9.7	8.7
Other Fiber Cement	3.1	1.5	0.3

Segments total	36.3	36.3	27.2
General Corporate	—	0.1	0.2
Discontinued operations	—	—	1.3

Worldwide total	$36.3	$36.4	$28.7

Geographic Areas

	Net Sales to Customers(1)
	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
USA	$955.7	$748.9	$605.0
Australia	160.5	154.9	124.7
New Zealand	49.6	40.6	31.6
Other Countries	44.6	37.5	22.3

Worldwide total from continuing operations	$1,210.4	$981.9	$783.6

	Total Identifiable
	Assets March 31

	2005	2004

	(Millions of
	US dollars)
USA	$729.2	$609.8
Australia	118.8	119.1
New Zealand	21.4	19.7
Other Countries	63.7	56.9

Segments total	933.1	805.5
General Corporate(6)	155.8	165.7

Worldwide total	$1,088.9	$971.2

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $7.6 million, $6.3 million and $5.3 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the USA Fiber Cement operating segment. Research and development costs of $1.9 million, $2.2 million and $2.4 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $12.0 million, $14.1 million and $10.4 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of $5.5 million, $3.5 million and $2.7 million in fiscal years 2005, 2004 and 2003 respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and development expenditures are expensed as incurred and in total amounted to $21.6 million, $22.6 million and $18.1 million for the years ended March 31, 2005, 2004 and 2003, respectively.

(3)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fiber Cement segment totaling $2.3 million, $1.8 million and $2.3 million in fiscal years 2005, 2004 and 2003, respectively, has been included in the General Corporate segment. Also a settlement loss of $5.3 million on the Defined Benefit Plan in fiscal year 2005 has been included in the General Corporate segment.

(4)	Includes costs of $28.1 million for SCI and other related expenses. See Note 13.

(5)	The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(6)	The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(7)	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

Concentrations of Risk
      The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales.
      These three customers’ accounts receivable represented 49% and 50% of the Company’s trade accounts receivable at March 31, 2005 and 2004, respectively. The following are net sales generated by these three customers, which are all from the USA Fiber Cement segment:

	Years Ended March 31

	2005	2004	2003

	(Millions of US dollars)
Customer A	$131.8	$111.3	$125.1
Customer B	295.4	252.2	211.4
Customer C	131.7	112.9	84.3

Total	$558.9	$476.4	$420.8

      Approximately 21% of the Company’s fiscal year 2005 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-U.S. operations on translation into U.S. dollars.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Other Comprehensive Loss
      The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the consolidated balance sheets:

	March 31

	2005	2004

	(Millions of
	US dollars)
Unrealized transition loss on derivative instruments classified as cash flow hedges	$(4.9)	$(4.9)
Accumulated amortization of unrealized transition loss on derivative instruments	4.4	3.3
Foreign currency translation adjustments	(23.6)	(22.7)

Total accumulated other comprehensive loss	$(24.1)	$(24.3)

      In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tonnes per month of pulp, a major commodity used in the manufacture of fiber cement products. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The cumulative effect on April 1, 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders’ equity, by $4.9 million. Subsequently, this amount is being amortized over the original term of the pulp contract to cost of goods sold.
      On December 2, 2001, the counterparty to this pulp contract filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at March 31, 2002. Also a current payable of $0.6 million related to the contract was recorded at March 31, 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million was recorded in other operating income during the fiscal year ended March 31, 2003.

20.	Shareholders’ Equity
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

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Related Party Transactions

JHI NV Directors’ Securities Transactions
      The Company’s Directors and their director-related entities held an aggregate of 266,217 ordinary shares and 9,170,726 ordinary shares at March 31, 2005 and 2004, respectively, and 1,189,544 options and 3,782,775 options at March 31, 2005 and 2004, respectively.
      Supervisory Board members on December 3, 2004 participated in an allotment of 11,691 shares at A$5.94 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on July 19, 2002. Directors’ allocations were as follows:

Director	Shares Allotted

M. Hellicar	2,117
J. Barr	1,068
M.R. Brown	1,068
P.S. Cameron	2,117
G.J. Clark	1,068
M.J. Gillfillan	1,068
J.R.H. Loudon	2,117
D.G. McGauchie	1,068

Total	11,691

      The JHI NV dividend paid on July 1, 2004 to Directors and their related entities was on the same terms and conditions that applied to other holders.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
      At March 31, 2005 and 2004, loans totaling $33,204 and $167,635 respectively were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
      During fiscal years 2005 and 2004, repayments totaling $18,632 and $22,693, respectively, were received in respect of the Plan from A.T. Kneeshaw, P.D. Macdonald, P.G. Morley and D.A.J. Salter. During fiscal years 2005 and 2004, Directors resigned with loans outstanding totaling $117,688 and $26,204, respectively, at the date of their resignation.

Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries
During the Year
      In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters. In this role, she received a fee of $45,000 for the year ended March 31, 2005.
      Supervisory Board Director G.J. Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director D.G. McGauchie is also a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. Louis Gries’ brother. Under the agreement, approximately $12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of $157,080 and $18,423 were made for the year ended March 31, 2005 and 2004, respectively. Mr. Louis Gries has no economic interest in The Gries Group.
      Payments of $6,817 and $13,240 for the years ended March 31, 2005 and 2004, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments of $86,822 and $111,705 for the years ended March 31, 2005 and 2004, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late J.F. Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $27,634 and $845 for the years ended March 31, 2005 and 2004, respectively, were made to R. Christensen and T. Norman who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $71,849 for the year ended March 31, 2005 were made to M. Helyar, R. Le Tocq and N. Wild who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $15,488 for the year ended March 31, 2005 were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $4,730 for the year ended March 31, 2005 were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
Remuneration Disclosures
(Unaudited, not forming part of the Consolidated Financial Statements)

Remuneration of Directors
      Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totaled $15.1 million and $11.5 million for the years ended March 31, 2005 and 2004, respectively.
      Remuneration for non-executive Directors includes fees for attendance at meetings of the Board of Directors and its subcommittees. Remuneration for the executive Director is determined on the same basis as for other executives as described in below.

Remuneration of Executives
      Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least $100,000 was $18.5 million and $13.4 million for the years ended March 31, 2005 and 2004, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.
      The number of such executives within the specified bands are as follows:

	March 31

Range starting at:	2005	2004

	(US dollars)
$320,000	1	—
$340,000	—	—
$370,000	—	2
$430,000	1	1
$440,000	1	—
$460,000	—	1
$480,000	—	—
$530,000	1	2
$620,000	2	—
$630,000	—	1
$660,000	2	1
$710,000	—	—
$770,000	—	—
$850,000	—	1
$930,000	1	1
$1,070,000	—	1
$1,120,000	1	—
$1,140,000	1	—
$1,390,000	—	2
$1,500,000	1	—
$2,030,000	1	—
$3,189,000	—	1
$7,153,000	1	—

	14	14

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
Remuneration Disclosures
(Unaudited, not forming part of the Consolidated Financial Statements) — (Continued)
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

Remuneration of Independent Registered Public Accounting Firm
      Remuneration to the Company’s independent registered public accounting firm for services provided for fiscal years 2005, 2004 and 2003 were as follows:

Audit Fees
      The aggregate fees for professional services rendered by its independent registered public accounting firm during the years ended March 31, 2005, 2004 and 2003 were $3.1 million (including internal investigation fees of $1.9 million), $1.2 million and $1.1 million, respectively. Professional services include the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees
      The aggregate fees billed for assurance and related services rendered by its independent registered public accounting firm during the years ended March 31, 2005, 2004 and 2003 were $0.2 million, $0.1 million and $0.6 million, respectively.

Tax Fees
      The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by its independent registered public accounting firm during the years ended March 31, 2005, 2004 and 2003 were $4.2 million, $3.5 million and $3.4 million, respectively.

All Other Fees
      In addition to the fees described above, the Company incurred minor fees from its independent registered public accounting firm related to the purchase and use of software.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
SELECTED QUARTERLY FINANCIAL DATA
(Unaudited, not forming part of the consolidated financial statements)
      The information furnished in the selected quarterly financial data for the years ended March 31, 2005 and 2004 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2005				Year Ended March 31, 2004
	By Quarter				By Quarter

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(Millions of US dollars)
Net sales	$306.1	$300.9	$287.0	$316.4	$241.5	$251.6	$237.5	$251.3
Cost of goods sold	(194.8)	(203.8)	(190.3)	(195.1)	(152.2)	(159.2)	(150.0)	(161.6)

Gross profit	111.3	97.1	96.7	121.3	89.3	92.4	87.5	89.7
Operating income	58.3	40.0	33.3	64.6	48.3	47.9	41.2	34.8
Interest expense	(2.8)	(1.9)	(1.3)	(1.3)	(2.5)	(2.8)	(3.0)	(2.9)
Interest income	0.3	0.6	0.6	0.7	0.2	0.4	0.2	0.4
Other (expense) income, net	—	(1.9)	0.4	0.2	—	(3.3)	(0.1)	6.9

Income from continuing operations before income taxes	55.8	36.8	33.0	64.2	46.0	42.2	38.3	39.2
Income tax expense	(18.7)	(12.1)	(13.2)	(17.9)	(13.1)	(9.4)	(10.0)	(7.9)

Income from continuing operations	37.1	24.7	19.8	46.3	32.9	32.8	28.3	31.3
Discontinued operations:
(Loss) income from discontinued operations net of income tax	—	—	(0.3)	—	0.2	—	—	—
(Loss) gain on disposal of discontinued operations net of income tax	(0.8)	0.1	—	—	1.6	—	1.8	0.7

(Loss) income from discontinued operations	(0.8)	0.1	(0.3)	—	1.8	—	1.8	0.7

Net income	$36.3	$24.8	$19.5	$46.3	$34.7	$32.8	$30.1	$32.0

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on November 5, 2003 of James Hardie Industries N.V. (English Translation)(4)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(1)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(1)

2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(1)

2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(1)

2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(1)

2.6	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(2)

2.7	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(2)

2.8	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(2)

2.9	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and Westdeutsche Landesbank Girozentrale, Sydney Branch(2)

2.10	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Australia and New Zealand Banking Group Limited(2)

2.11	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Bank One, NA(2)

2.12	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BBL Australia Limited(2)

2.13	Novation Agreement, dated August 27, 2001, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and BNP Paribas(2)

2.14	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Wells Fargo HSBC Trade Bank, National Association(2)

2.15	Novation Agreement, dated August 27, 2001, relating to Amended and Restated 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc. and Westdeutsche Landesbank Girozentrale, Sydney Branch(2)

Exhibit
Number	Description of Exhibits

2.16	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Revolving Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V., and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; BNP Paribas; and WestLB AG, Sydney Branch(3)

2.17	Form of Novation Agreement, dated December 16, 2002, relating to Amended and Restated Standby Loan Agreement among James Hardie International Finance B.V., James Hardie N.V., James Hardie U.S. Funding Inc., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank N.V., Sydney Branch; BNP Paribas; Wells Fargo HSBC Trade Bank, National Association; and WestLB AG, Sydney Branch(3)

2.18	Amendment Agreement to Amended and Restated Standby Loan Agreement, effective April 30, 2004, among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank, National Association(4)

2.19	Form of Extension Letter, relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and each of the following banks: Australia and New Zealand Banking Group Limited; Bank One, NA; ING Bank NV, Sydney Branch; BNP Paribas; and WestLB AG, Sydney Branch(4)

2.20	Extension Letter relating to 364 Day Standby Loan Agreement among James Hardie International Finance B.V., James Hardie Industries N.V. and Wells Fargo HSBC Trade Bank N.A.(4)

2.21	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(3)

2.22	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.

2.23	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier

2.24	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.25	Form of Guarantee Deed between James Hardie Industries N.V. and Financier

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan

4.2	James Hardie Industries N.V. Peter Donald Macdonald Share Option Plan 2002(1)

4.3	Economic Profit and Individual Performance Incentive Plans

4.4	JHI NV Stock Appreciation Rights Incentive Plan

4.5	Supervisory Board Share Plan, dated July 19, 2002(1)

4.6	Letter of Resignation, dated October 21, 2004, between James Hardie Industries N.V. and Peter Donald Macdonald(4)

4.7	Consulting agreement, dated November 15, 2004, between James Hardie Industries N.V. and Peter Shafron(4)

4.8	Employment Agreement effective as of February 10, 2005, among James Hardie Building Products, Inc., James Hardie Industries N.V. and Louis Gries

4.9	Summary of Employment Terms between James Hardie Industries N.V. and Russell Chenu

4.10	International Assignment Agreement dated May 10, 2005, between James Hardie Industries N.V. and Benjamin Butterfield

4.11	Employment Agreement, effective September 1, 2004, between James Hardie Buildings Products, Inc. and David Merkley

Exhibit
Number	Description of Exhibits

4.12	Employment Agreement, effective September 1, 2004, between James Hardie Building Products and Donald Merkley

4.13	Amended Secondment dated October 8, 2004 between James Hardie Building Products Inc. and James Chilcoff(4)

4.14	Final Settlement Agreement between James Hardie International Finance B.V. and Folkert Zwinkels dated March 24, 2005

4.15	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(1)

4.16	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(1)

4.17	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(1)

4.18	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto

4.19	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(4)

4.20	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(4)

4.21	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(4)

4.22	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (4)

4.23	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(4)

4.24	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(4)

4.25	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(1)

4.26	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(1)

4.27	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(1)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm

15.2	Consent of KPMG Actuaries Pty Ltd

Exhibit
Number	Description of Exhibits

99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of May 2005

99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002

99.3	ASIC Class Order 02/311, dated November 3, 2002

99.4	ASIC Modification, dated March 7, 2002(1)

(1)	This document was previously filed on paper as an exhibit to a prior Form 20-F. It is being re-filed herewith electronically.

(2)	Previously filed as an exhibit to our Registration Statement on Form 20-F dated September 7, 2001 and incorporate herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.