Form 20-F
period 2006-03-31
HARDIE JAMES INDUSTRIES NV
filed 2006-09-29
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report For the transition period from to
Commission file number 1-15240
JAMES HARDIE INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)
N/ A
(Translation of Registrant’s name into English)

The Netherlands	Atrium, 8th floor
(Jurisdiction of incorporation or organization)	Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common stock, represented by CHESS Units of Foreign Securities	New York Stock Exchange*
CHESS Units of Foreign Securities	New York Stock Exchange*
American Depositary Shares, each representing five units of CHESS Units of Foreign Securities	New York Stock Exchange

* Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 463,306,511 shares of common stock at March 31, 2006.
      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
      Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
      Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

		Page

PART I		1
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	21
Item 4A.	Unresolved Staff Comments	62
Item 5.	Operating and Financial Review and Prospects	62
Item 6.	Directors, Senior Management and Employees	86
Item 7.	Major Shareholders and Related Party Transactions	123
Item 8.	Financial Information	125
Item 9.	Listing Details	126
Item 10.	Additional Information	128
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	142
Item 12.	Description of Securities Other Than Equity Securities	144
PART II		144
Item 13.	Defaults, Dividend Arrearages and Delinquencies	144
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	144
Item 15.	Controls and Procedures	144
Item 16A.	Audit Committee Financial Expert	145
Item 16B.	Code of Business Conduct and Ethics	145
Item 16C.	Principal Accountant Fees and Services	146
Item 16D.	Exemptions from Listing Standards for Audit Committees	146
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	146
Item 17.	Financial Statements	146
PART III		147
Item 18.	Financial Statements	147
Item 19.	Exhibits	147
EXHIBIT 1.1
EXHIBIT 2.9
EXHIBIT 2.11
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 4.17
EXHIBIT 4.21
EXHIBIT 4.22
EXHIBIT 4.23
EXHIBIT 4.24
EXHIBIT 4.25
EXHIBIT 4.26
EXHIBIT 4.27
EXHIBIT 4.28
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 15.1
EXHIBIT 15.2
EXHIBIT 99.1
EXHIBIT 99.5

i

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
      Not Required.

Item 2.	Offer Statistics and Expected Timetable
      Not Applicable.

Item 3.	Key Information
      In this annual report, unless the context otherwise indicates, James Hardie Industries N.V., a “naamloze vennootschap,” or a Dutch public limited liability company incorporated and existing under the laws of The Netherlands, is referred to as JHI NV. JHI NV together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI NV and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI NV and its wholly owned subsidiaries,” or the “Company.”
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
      As a company incorporated under the laws of The Netherlands, we have listed our securities for trading on the Australian Stock Exchange, or ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, Units of Foreign Securities, or CUFS. CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI NV, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”
      We have also listed our securities for trading on the New York Stock Exchange, or NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share, or ADS, which is issued by The Bank of New York. These ADSs trade on the NYSE in the form of American Depositary Receipts, or ADRs, under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADRs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
Selected Financial Data
      We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets as of March 31, 2006 and March 31, 2005, our consolidated statements of changes in shareholders’ equity as of March 31, 2006, March 31, 2005 and March 31, 2004, and our consolidated statements of operations and cash flows for the years ended March 31, 2006, 2005 and 2004, together with the related notes thereto. For periods prior to October 19, 2001, the effective date of our corporate restructuring (see Item 4, “Information on the Company — History and Development of the Company — Corporate Restructuring”), the consolidated financial statements represent the financial position, results of operations and cash flows of ABN 60 000 009 263 Pty Ltd, which we refer to as ABN 60, which was formerly known as James Hardie Industries Limited, which we refer to as JHIL, and its wholly owned subsidiaries. For periods after October 19, 2001, our consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its wholly owned subsidiaries.
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

	Fiscal Years Ended March 31,

	2006		2005		2004		2003		2002

	(In millions, except sales price per unit and per share data)
Consolidated Statements of Operations Data:
Net Sales
USA Fiber Cement		$1,218.4		$939.2		$738.6		$599.7		$444.8
Asia Pacific Fiber Cement(1)		241.8		236.1		219.8		174.3		141.7
Other(2)		28.3		35.1		23.5		9.6		5.2

Total net sales		$1,488.5		$1,210.4		$981.9		$783.6		$591.7

Operating (loss) income(3)		$(434.9)		$196.2		$172.2		$128.8		$46.8
Interest expense		(7.2)		(7.3)		(11.2)		(23.8)		(18.4)
Interest income		7.0		2.2		1.2		3.9		2.4
Other (expense) income(4)		—		(1.3)		3.5		0.7		(0.4)

(Loss) income from continuing operations before income taxes		(435.1)		189.8		165.7		109.6		30.4
Income tax expense		(71.6)		(61.9)		(40.4)		(26.1)		(3.1)

(Loss) income from continuing operations		$(506.7)		$127.9		$125.3		$83.5		$27.3

Net (loss) income		$(506.7)		$126.9		$129.6		$170.5		$30.8

(Loss) income from continuing operations per common share — basic		$(1.10)		$0.28		$0.27		$0.18		$0.06
Net (loss) income per common share — basic		$(1.10)		$0.28		$0.28		$0.37		$0.07
(Loss) income from continuing operations per common share — diluted		$(1.10)		$0.28		$0.27		$0.18		$0.06
Net (loss) income per common share — diluted		$(1.10)		$0.28		$0.28		$0.37		$0.07
Dividends paid per share		$0.10		$0.03		$0.05		$0.08		$0.05
Return of capital per share		$—		$—		$0.15		$0.20		$0.05
Weighted average number of common shares outstanding
Basic		461.7		458.9		458.1		456.7		438.4
Diluted		461.7		461.0		461.4		459.4		440.4
Consolidated Cash Flow Information:
Cash flows provided by operating activities		$240.6		$219.8		$162.6		$64.8		$76.6
Cash flows (used in) provided by investing activities		$(154.0)		$(149.2)		$(58.0)		$237.9		$(77.2)
Cash flows provided by (used in) financing activities		$116.5		$28.2		$(87.9)		$(279.4)		$(40.8)
Other Data:
Depreciation and amortization(5)		$45.3		$36.3		$36.4		$27.4		$23.5
Adjusted EBITDA(6)		$(389.6)		$232.5		$208.6		$156.2		$70.3
Capital expenditures(7)		$162.8		$153.0		$74.1		$90.2		$50.8
Volume (million square feet)(8)
USA Fiber Cement		2,182.8		1,855.1		1,519.9		1,273.6		988.5
Asia Pacific Fiber Cement(1)		368.3		376.9		362.1		349.9		320.7
Average sales price per unit (per thousand square feet)
USA Fiber Cement		$558		$506		$486		$471		$450
Asia Pacific Fiber Cement(1)	A $	872	A $	846	A $	862	A $	887	A $	861

	Fiscal Years Ended March 31,

	2006	2005	2004	2003	2002

	(In millions, except sales price per unit and per share data)
Consolidated Balance Sheet Data:
Net current assets(9)	$150.8	$180.2	$195.9	$159.4	$115.1
Total assets	$1,445.4	$1,088.9	$971.2	$851.8	$968.0
Long-term debt(10)	$121.7	$147.4	$165.0	$165.0	$325.0
Common stock	$253.2	$245.8	$245.2	$269.7	$205.4
Shareholders’ equity	$94.9	$624.7	$504.7	$434.7	$370.7

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia.

(2)	Includes fiber cement manufactured and sold in Chile (for fiscal year 2002 to July 2005 only), fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and a roofing pilot plant in the United States. Also includes general corporate income in fiscal year 2002 comprised primarily of rental income from subleasing office space in Sydney, Australia. Our Chilean business was sold in July 2005. Our roofing pilot plant was closed and the business ceased operations in April 2006. See Item 4, “Information on the Company — Capital Expenditures and Divestitures,” Item 4 “Information on the Company — Recent Developments” and Note 14 to our consolidated financial statements in Item 18.

(3)	For fiscal years 2006 and 2005, operating (loss) income includes Special Commission of Inquiry and other related expenses of $17.4 million and $28.1 million, respectively. In addition, operating loss in fiscal year 2006 includes $715.6 million related to the establishment of the asbestos provision and $13.4 million related to the impairment of our former roofing plant.

Operating (loss) income also includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2006, an $0.8 million loss related to the disposal of our Chilean fiber cement business; (ii) for fiscal year 2005, $6.0 million consisting of a settlement loss of $5.3 million related to an employee retirement plan and a $0.7 million loss on the sale of land in Sacramento, California; (iii) for fiscal year 2004, $2.1 million expense primarily related to an increase in cost provisions for our Australian and New Zealand business; (iv) for fiscal year 2003, $1.0 million income related to the settlement of a terminated derivative contract; and (v) for fiscal year 2002, $12.6 million expense related to the roofing Class Action Settlement Agreement in the United States, $7.4 million expense associated with the corporate reorganization and $8.1 million expense related to the decrease in fair value of derivative contracts.

(4)	Consists primarily of the following: (i) for fiscal year 2005, the $1.3 million expense consisted of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partly offset by a $0.8 million gain on a separate investment; (ii) for fiscal year 2004, the net gain achieved after accounting for income items, including a $4.5 million profit on the sale of our New Zealand property, was partially offset by expense items, including $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch corporate structure; (iii) for fiscal year 2003, investment income of $0.7 million; and (iv) for fiscal year 2002, investment expenses of $0.4 million.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	Adjusted EBITDA represents income from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, described in footnote four above, net, and depreciation and amortization charges as follows:

	Fiscal Years Ended March 31,

	2006	2005	2004	2003	2002

	(In millions)
Net cash provided by operating activities	$240.6	$219.8	$162.6	$64.8	$76.6
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net	(791.3)	(61.2)	(51.1)	62.1	(41.1)
Change in operating assets and liabilities, net	44.0	(31.7)	18.1	43.6	(4.7)

Net (loss) income	(506.7)	126.9	129.6	170.5	30.8
Loss (income) from discontinued operations	—	1.0	(4.3)	(87.0)	(3.5)
Income tax expense	71.6	61.9	40.4	26.1	3.1
Interest expense	7.2	7.3	11.2	23.8	18.4
Interest income	(7.0)	(2.2)	(1.2)	(3.9)	(2.4)
Other expense (income)	—	1.3	(3.5)	(0.7)	0.4
Depreciation and amortization	45.3	36.3	36.4	27.4	23.5

Adjusted EBITDA	$(389.6)	$232.5	$208.6	$156.2	$70.3

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

Risk Factors
      If the conditions precedent to the Final Funding Agreement are met, our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (formerly known as LGTDD Pty Ltd), will be required to start making payments to a special purpose fund. Even if the conditions precedent to the Final Funding Agreement are not met and the Final Funding Agreement is terminated, we may negotiate an alternative settlement requiring cash settlement. Such payments will reduce funds available for capital expenditures on existing and new business opportunities, repayments of debt, payments of dividends or other distributions; may restrict our ability to access equity or debt capital markets; and will adversely affect our financial position, liquidity, results of operations and cash flows.
      On December 1, 2005, we, the Government of the State of New South Wales, Australia, which we refer to as the NSW Government, and our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, entered into a Final Funding Agreement to provide long-term funding to a special purpose fund, or SPF, that will provide compensation for Australian asbestos-related personal injury claims against certain former James Hardie companies, including ABN 60, Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba), which we collectively refer to as the Former James Hardie Companies.
      Our obligations to provide funding to the SPF pursuant to the Final Funding Agreement are subject to certain conditions precedent, including obtaining tax exempt status for the SPF and the approval of our lenders and shareholders. If these conditions are met, under the Final Funding Agreement as executed on December 1, 2005 we will be required to make an initial payment to the SPF on the commencement date of approximately A$154 million and to make annual payments to the SPF, the first payment of which will also be required on the commencement date. In addition, we have also agreed that for a limited period (which currently remains subject to negotiation as a result of delays in the conditions precedent to the Final Funding Agreement being satisfied), we will provide or arrange for the provision of interim funding to the Foundation if its existing funding is exhausted prior to satisfaction of the conditions precedent to the implementation of the Final Funding Agreement. However, the amount and terms of such interim funding, and the manner in which it will be provided remain to be agreed with the Foundation. Moreover, even if the conditions precedent to the Final Funding Agreement are not met and the Final Funding Agreement is terminated, the Company has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos products manufactured by the Former James Hardie Companies. If we are required to make these payments or if we make payments pursuant to any alternative settlement, the funds available for capital expenditure (either with respect to our existing business or new business opportunities), repayments of debt principal, or distributions to our shareholders and for other corporate purposes will be reduced by the funding paid to the SPF or the amount of such other settlement payments, as applicable, and as a result, our financial position, liquidity, results of operations, and cash flows will be reduced or materially adversely affected.
      Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets. For example, had we not prepaid in full the outstanding amount of our US$ non-collateralized notes prior to making the decision to record the asbestos provision, we would not have been in compliance with certain restrictive covenants pertaining to those notes. If our financial position deteriorates, we may not be able to access the capital markets to replace those notes on terms as advantageous as those that were applicable to those notes and as a result our financial position and liquidity will be materially adversely affected. See Item 4, “Information on the Company — Legal Proceedings” for additional information concerning the Final Funding Agreement.
      In addition, since unexpected developments late in a fiscal year could result in material increases in the amount of the next annual payment due, we will need to be prepared to fund any such increased obligations with little or no advance notice. As a result, our cash management processes will need to take into account such contingencies and therefore may adversely affect our ability to manage our cash resources as efficiently as would be the case if the funding obligations were able to be known in advance or ascertained further in advance than is the case under the Final Funding Agreement.

      Even if the Final Funding Agreement is implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the Final Funding Agreement) because certain current and former James Hardie subsidiaries previously manufactured products that contained asbestos.
      Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the Medical Research and Compensation Foundation, which we refer to as the Foundation, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is now owned by the ABN 60 Foundation Pty Ltd, which we refer to as the ABN 60 Foundation, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries around the world. The SPF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and the legislation introduced in New South Wales in connection with the Final Funding Agreement seeks to defer all other claims against the former James Hardie subsidiaries. The funds contributed to the SPF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming.
      Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Commission or ACC. Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC Fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us.
      Apart from the funding obligations arising out of the Final Funding Agreement, it is possible that we could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against the Former James Hardie Companies. Although the ability of any claimants to initiate or pursue such suits is restricted by the legislation enacted by the NSW Government under the terms of the Final Funding Agreement (see Item 4, “Information on the Company — Legal Proceedings”), we cannot predict with any certainty the outcome of any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI NV, our New Zealand subsidiary or another James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries or their past manufacture of asbestos-containing products, we may incur significant liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims.
      We have agreed to indemnify the buyer of our former Gypsum manufacturing facilities for certain asbestos-related claims.
      When we sold our former United States gypsum wallboard manufacturing facilities in April 2002, we agreed to indemnify the buyer from certain future liabilities, for a period of 30 years, arising from asbestos-related claims related to injuries to persons or property arising from our former gypsum business. See Item 10, “Additional Information — Material Contracts.”

      The Final Funding Agreement imposes certain non-monetary obligations which could materially adversely affect our financial position, results of operations, cash flows and outlook.
      If the Final Funding Agreement is implemented, we will become subject to certain non-monetary obligations that could prove to be onerous or to otherwise materially adversely affect our ability to undertake proposed transactions or to pay dividends. For example, the Final Funding Agreement contains certain restrictions that would generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the SPF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Final Funding Agreement had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of or dealings in share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Final Funding Agreement contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our financial position, results of operations, cash flows and outlook.
      The Final Funding Agreement does not eliminate the risk of adverse action being taken against us.
      Even if our shareholders approve the implementation of the Final Funding Agreement and the other conditions precedent are satisfied and the Final Funding Agreement is implemented, there is a possibility that, despite certain covenants agreed to by the NSW Government in that agreement, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia, governments of the states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of Amaba, Amaca and ABN 60. Any such adverse action could materially adversely affect our financial position, results of operations, cash flows and outlook.
      We have incurred substantial costs in connection with the events leading up to, and the negotiation and settlement of, the Final Funding Agreement and may in the future continue to incur substantial costs or be subject to further legal proceedings.
      In February 2004, the NSW Government established a Special Commission of Inquiry, which we refer to as the SCI, to investigate, among other matters, the circumstances in which the Foundation was established. The SCI issued its report on September 21, 2004. The SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by us. As of March 31, 2006, an updated actuarial study completed by KPMG Actuaries Pty Ltd, or KPMG Actuaries, estimated that the undiscounted value of the central estimate of the asbestos-related liabilities of Amaba and Amaca was approximately A$3.08 billion ($2.3 billion). See Note 12 to our consolidated financial statements in Item 18 for additional information. The SCI found that the net assets of the Foundation, Amaba, Amaca and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007. The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.
      If the conditions precedent to the full implementation of the Final Funding Agreement are not met or the Final Funding Agreement is terminated, it is not possible to predict what actions the NSW Government may take. In addition, in fiscal years 2006 and 2005 we incurred $17.4 million and $28.1 million, respectively, of expenses related to the events and negotiations leading to the signing of the Final Funding Agreement, including the SCI. We expect to continue to incur material costs associated with the Final Funding Agreement and other related matters, including costs related to: discussions with the Commonwealth Treasury and Australian Taxation Office, or ATO, on the tax exempt status of the SPF; cooperating with an ongoing investigation by the Australian Securities and Investments Commission, or ASIC, into the circumstances surrounding and leading up to the establishment of the Foundation, the corporate reorganizations in 2001 and 2003, and associated matters; providing an updated actuarial assessment of the total asbestos liabilities of the Former James Hardie Companies; and associated legal and advisory costs.

      If the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied or if the Final Funding Agreement is terminated, the NSW Government may pass legislation that would seek to impose liability on us for asbestos claims.
      The full implementation of the Final Funding Agreement is subject to a number of conditions precedent, including obtaining tax exempt status for the SPF and approval of our lenders and shareholders. We are currently engaged in consultation and negotiations with the NSW Government to determine whether the outstanding conditions precedent, and in particular the condition that the SPF is exempt from tax, can be satisfied, amended or resolved in a manner satisfactory to the parties to the Final Funding Agreement. If the Final Funding Agreement is not implemented or if the Final Funding Agreement is terminated, the NSW Government has indicated that it may pass or attempt to pass legislation to impose liability on us for certain asbestos claims of the former James Hardie subsidiaries. The Australian Commonwealth Government and governments of other states and territories in Australia could also seek to introduce legislation seeking to have a similar effect. However, the Company has no detailed information as to the content of any such legislation. See Item 4, “Information on the Company — Legal Proceedings.” Any such legislation could materially adversely affect our financial position, results of operations, cash flows and outlook.
      In addition, if the Final Funding Agreement is not implemented or if the Final Funding Agreement is terminated without a suitable alternative having been reached, our share price and access to capital markets may be adversely affected due to uncertainties surrounding our potential exposure to the asbestos-related liabilities of the Former James Hardie Companies, and any related liability which may arise by legislation which may be introduced by one or more of the Australian Commonwealth Governments, the NSW Government and other state and territory governments.
      Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Final Funding Agreement are to be made in Australian dollars, unfavorable fluctuations in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar, will require us to pay more of our revenues to discharge our obligations under the Final Funding Agreement. In addition, since our results of operations are reported in U.S. dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar will require us to expense the difference in the reported period in order to increase the amount of our asbestos provision on our balance sheet.
      Approximately 11% and 13% of our net sales in fiscal years 2006 and 2005, respectively, were derived from sales in Australia. If we are required to make payments pursuant to the Final Funding Agreement, any such payments would be required to be made to the SPF in Australian dollars. In addition, annual payments to the SPF will be calculated based on various estimates that will be denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Final Funding Agreement. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian denominated annual payments to the SPF.
      In addition, since our results of operations are reported in U.S. dollars and the asbestos provision is based on estimated payments denominated in Australian dollars, unfavorable fluctuations in the U.S. dollar compared to the Australia dollar will significantly affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos provision on our balance sheet. For example, due to the strengthening of the Australian dollar compared to the U.S. dollar, in the quarter ended June 30, 2006, we had to increase our asbestos provision from $715.6 million, as of March 31, 2006, to $742.8 million, which resulted in an expense of $27.2 million that was recorded in that quarter.
      As of March 31, 2006, we had not entered into any forward exchange contracts to mitigate this risk. Accordingly, due to the size of the asbestos provision recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future and any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar would have a significant negative impact on our business, earnings, results of operations and financial condition.
      Continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.
      We are currently subject to an investigation by ASIC into the circumstances surrounding the establishment of the Foundation and associated matters. We cannot predict when this investigation will be completed or what the results of this investigation will be. It is possible that we or our current or former directors and officers will be required to pay material fines, suffer other penalties or become liable to provide indemnification payments, any of which could have a material adverse effect on our business. The results of this or other investigations could materially and adversely affect our business, financial condition, results of operations or liquidity.
      Our board of directors and senior management continue to devote significant attention to seeking to implement the Final Funding Agreement and associated issues.
      Our board of directors, senior management and others within our organization have devoted a significant amount of time and resources to investigating the allegations raised in the report of the SCI, producing documents to and complying with requests from governmental and regulatory authorities and others, preparing and negotiating the Final Funding Agreement, and making submissions relating to the NSW Government’s review of legal and administrative costs. To the extent our board of directors and management are required to devote time and resources to dealing with such issues rather than solely focusing on conducting the business of the Company, this could adversely affect our results of operations.
      Negative publicity may continue to adversely affect our business.
      As a result of the events that were considered by the SCI, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. While such negative publicity has been significantly less frequent following our entry into the Final Funding Agreement, the potential for such negative publicity to increase in the future cannot be eliminated. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.
      We may have insufficient Australian taxable income to utilize tax deductions.
      We may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from payments made to the SPF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could adversely affect our financial position or results of operations.
      Potential escalation in proven claims made against, and associated costs of, the SPF could increase our annual funding payments required to be made under the Final Funding Agreement, which may cause us to have to increase our asbestos provision in the future.
      In fiscal year 2006, we recorded a provision for estimated future asbestos-related compensation payments of $715.6 million. The amount of this asbestos provision was based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the SPF on an undiscounted and uninflated basis. Future annual payments to the SPF will be based on updated actuarial assessments that are to be performed as of March 31 of each year to determine expected asbestos-related personal injury liabilities to be funded under the Final Funding Agreement for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions. For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated by KPMG Actuaries, it is possible that pursuant to the terms of the Final Funding Agreement, we will be required to pay higher annual funding payments to the SPF than currently anticipated and on which our asbestos provision is based. If this occurs, we may be required to increase our asbestos provision which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos provision could have a material adverse effect on our business, results of operations and financial condition.
      We have experienced product bans and boycotts and have been subject to other measures taken in response to the events investigated by the SCI and could continue to experience product bans and boycotts in the future.
      Following the release of the SCI report, the Australian Council of Trade Unions (which we refer to as the ACTU), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants, which we collectively refer to as the Representatives, and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. As previously disclosed, our financial position, results of operations and cash flows were affected by such bans and boycotts.
      Pursuant to the Final Funding Agreement, the Representatives agreed to use their best endeavors to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. However, some bans and boycotts have remained in effect. Such releases did not extend to any new bans or boycotts, if applicable, implemented after the date of the signing of the Final Funding Agreement, or to any bans or boycotts which persisted beyond January 1, 2006. If the conditions precedent to the Final Funding Agreement are not satisfied or if for any reason that agreement is not implemented, new bans or boycotts could be implemented against the Company’s products. Additionally, any remaining bans or boycotts that have remained in effect may not be lifted. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
      The complexity and long-term nature of the Final Funding Agreement and related legislation and agreements may result in litigation as to their interpretation or one or more of the parties to the agreements may seek to renegotiate their terms.
      Certain legislation, the Final Funding Agreement and related agreements which govern the implementation and performance of the Final Funding Agreement are complex and have been negotiated over the course of extended negotiation periods between various parties. There is a risk that, over the term of the Final Funding Agreement, some or all parties may become involved in disputes as to the interpretation of such legislation, the Final Funding Agreement or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may adversely affect the Company.
      Due to the long-term nature of the Final Funding Agreement, unforeseen events may result in one or more of the parties to the Final Funding Agreement (including the Company) wishing to renegotiate the terms and conditions of the Final Funding Agreement or any of the related agreements. In addition, we are currently engaged in consultation and negotiation with the NSW Government to determine whether the outstanding conditions precedent (and in particular the condition that the SPF is exempt from tax) can be satisfied, amended or resolved in a manner satisfactory to the parties to the Final Funding Agreement. Any amendments to the Final Funding Agreement or related agreements in the future would require the consent of the Company, the NSW Government and the Asbestos Injuries Compensation Fund, or AICF, and therefore may not be achieved.
      In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any credit facilities at all.
      Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which mature in June 2007 and term facilities in the amount of $245.0 million, which mature in December 2006. Upon satisfaction of the conditions precedent to the full implementation of the Final Funding Agreement, including lender approval, the maturity date of the $245.0 million term facilities will be automatically extended until June 2010. However, if the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied, we may not be able to renew our credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures and/or take other measures to conserve cash in order to meet our future cash flow requirements.
      We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.
      We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, with respect to the application of our indemnity obligations to proceedings of the SCI and other regulatory bodies, we have paid all legal fees and costs incurred on behalf of any current or past employee, officer or director who has been involved in any such proceeding. In addition, our indemnification obligations would generally cover costs incurred by a director or officer in responding to an ASIC investigation or any other investigation conducted by a governmental agency or a liquidator. We or a relevant subsidiary may be reimbursed under directors’ and officers’ insurance policies taken out by us or a relevant subsidiary. However, there is no guarantee that such insurance will cover the nature of such claims or will completely insure any claims that are covered. If such costs are not insured or substantially exceed the amount of the insurance that we maintain, our business, financial condition, results of operations and liquidity could be adversely affected.
      Our subsidiary, RCI Pty Ltd, has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the Australian Taxation Office and, if it is unsuccessful in its appeal, our financial position, liquidity, and cash flow will be materially and adversely affected.
      In March 2006, RCI Pty Ltd, a wholly owned subsidiary of the Company which we refer to as RCI, received an amended assessment from the ATO. The amended assessment is based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. The amended assessment originally was for A$412.0 million ($310.0 million). After remission of general interest charges by the ATO, the total assessment was changed to A$378.0 million ($284.6 million), which includes: A$172.0 million ($129.5 million) as the primary tax after allowable credits; A$43.0 million ($32.4 million) in penalties (representing 25% of the primary tax); and A$163.0 million ($122.7 million) in general interest charges.
      RCI is appealing the amended assessment and may incur substantial legal and other expenses in pursuing this appeal. On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($140.4 million — converted using the assets and liabilities rate at June 30, 2006) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges will be due October 15, 2006 in respect of the quarter ending September 30, 2006.
      Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to it the requirement to initially pay 50% of the amended assessment and ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment in which case our financial position, liquidity and cash flow will be materially and adversely affected. As of March 31, 2006 we had not recorded any liability for the amended assessment. See Item 4, “Information on the Company — Legal Proceedings” and Notes 13 and 20 to the notes to our consolidated financial statements included in Item 18 for more information.
      Under the U.S.-Netherlands income tax treaty and Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in either the treaty or laws applicable to the finance subsidiary, including the recent changes to the tax treaty, could increase our effective tax rate and, as a result, reduce our future profits and cash flows.
      On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty;” post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty applied to us and to our Dutch and U.S. subsidiaries until January 31, 2006. We believe that, under the Original U.S.-NL Treaty, a 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties, that our U.S. subsidiaries paid to JHI NV or our Dutch finance subsidiary. The Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates (and other treaty benefits), all of which we satisfied. If, however, we do not qualify for the benefits under the New U.S.-NL Treaty, such dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
      Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate on dividends. However, the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for reduced U.S. withholding tax rates and other treaty benefits. We have changed our organizational and operational structure as of January 1, 2006 to satisfy the requirements of the New U.S.-NL Treaty and believe we are eligible for benefits under the New U.S.-NL Treaty commencing on February 1, 2006. We have requested a formal ruling from the U.S. tax authorities regarding whether our recent organizational and operational changes meet the requirements of the New U.S.-NL Treaty provisions. We cannot assure you that we will receive a favorable ruling from them. Furthermore, we may not receive a formal ruling at all. As a result, we cannot guarantee that we will continue to receive the treaty benefits. If, during a tax audit or related process for a period beginning after the effective date of the amended treaty provisions, the IRS determines that these changes do not meet the new requirements, we may not qualify for treaty benefits, and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed from the effective date of the amended treaty provisions.
      We have previously concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Netherlands International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve, or FRR, a portion of its taxable profits from financing and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur a tax rate of approximately 15% to 18% on its qualifying financing and licensing income and a 29.6% statutory rate on all other income (29.6% is the Dutch statutory rate for calendar year 2006), including any amounts involuntarily released from the FRR to cover any risks (including currency, bad debt and foreign branch losses) for which the FRR was established. The tax rate on qualifying income may be reduced to as low as approximately 7% to 10% depending on the extent to which amounts from the FRR pay for capital expenditures of our operating companies. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfied the requirements of the International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
      Under the European Union Code of Conduct on Direct Business Taxation, member states of the European Union, or EU, have agreed to eliminate harmful tax competition within the EU. Accordingly, the EU Council of Economic and Finance Ministers, a working group of EU member countries, reviewed the tax regimes of all its member countries and identified certain tax concessions the Council considered as harmfully competitive and therefore in violation of the Code of Conduct. Among the identified tax concessions is the Netherlands International Group Finance Company regime. In December 2002, The Netherlands agreed to end its International Group Finance Company regime for new entrants.
      In a separate but related development, the European Commission, the executive arm of the EU, also reviewed the tax regimes of its member countries to identify tax concessions that the European Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the European Commission banned certain concessionary tax regimes, including the Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010. Some uncertainty exists whether, during this extended period of the International Group Finance Company regime, qualifying companies can continue to set aside profits in their FRR and defer any taxable recovery of profits from their FRR until the expiration date. Until December 31, 2010, and absent further legal developments, we intend to maintain and continue to add to the FRR of our Dutch finance subsidiary all allowable profits the subsidiary earns, and to fund capital expenditures of our operating companies with amounts from the FRR.
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
      Competition in the building products industry is based largely on price and, to a lesser extent, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
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

      Historically, increased sales volumes of our U.S. fiber cement products, the addition of proprietary products to our product mix and improved operating efficiencies have more than offset the decrease in pricing for such products in the United States. However, there may be future price decreases that we may not be able to offset with increased volume, new products or improved operating efficiencies. For instance, unanticipated technical problems could impair our efforts to commission new equipment aimed at improving operating efficiencies. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.
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
      Because our fiber cement products have been used only since the early-1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our business, results of operations and financial condition.
      Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business, results of operations and financial condition.
      We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our business, results of operations and financial condition.
      We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties.
      We are subject to U.S. federal, state, local and foreign environmental, health and safety laws and regulations governing, among other matters, our operations, including the air and water quality of our plants, and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage and our failure to comply with air, water, waste, and other environmental regulations. We will continue to be liable for any environmental problems that occurred while we owned or operated any of the three gypsum facilities that we sold in April 2002. See Item 10, “Additional Information — Material Contracts.”

      In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at certain exposure levels is known or suspected to be associated with silicosis, potentially causing lung cancer and other adverse human health effects. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are made more stringent. In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result potential users of our products decide not to use our products. Any such claims may have a material adverse effect on our financial condition. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business, results of operations and financial condition.”
      The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances or product liability matters, or our failure to comply with air, water, waste, and other existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our business, results of operations or financial condition. In addition, we cannot make any assurances that the laws currently in place will not change. Also, if applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our business, results of operations and financial condition. See Item 4, “Information on the Company — Legal Proceedings.”
      Our business is dependent on the residential and commercial construction markets and we expect a slow down in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short to medium term.
      Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate. While residential construction in the U.S. remained relatively strong in fiscal year 2006, the National Association of Home Builders, or NAHB, and other market analysts expect the new construction single-family residential segment to slow during the remainder of calendar year 2006. We also expect the Australian and New Zealand housing markets to slow over the short to medium term. Any slow down in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could negatively affect operating results. Because of these and other factors, our results of operations may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.
      Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.
      In the United States, a large proportion of our fiber cement products are sold in the Southeastern, Southcentral and Pacific Northwest regions of the country. Demand for building products in these regions is seasonal because construction activity diminishes during the winter season. In addition, the September 2005 hurricanes that caused considerable damage along the Gulf Coast in the United States had some impact on carrier availability and transportation costs through the initial phases of the hurricane relief efforts. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in

Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. Because of these and other factors, our quarterly results of operations may vary throughout the year and the results for any quarterly period may not be indicative of results for any future period.
      We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could adversely affect our business if we are unable to secure alternative supplies within a short time or on reasonable terms.
      Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during fiscal year 2006 in the United States, natural gas costs increased significantly, and to a lesser extent, we also experienced increases in costs associated with electric power and some of our major material components including cement. Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Cellulose fiber and cement have been subject to significant price fluctuations in the past. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our business, results of operations and financial condition.
      If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition. In addition we may incur substantial expenses and write-off charges related to unsuccessful research and development efforts.
      We invest significantly in research and development because we believe that such efforts are key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition. In addition, we may incur substantial expenses and write-offs related to unsuccessful research and development efforts.
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
      Our top two distributors in the United States represented approximately 46% of our total USA Fiber Cement gross sales in fiscal year 2006. In addition, a large home center retailer accounted for approximately 12% of our total USA Fiber Cement gross sales in fiscal year 2006. Our top two distributors in Australia and our top three distributors in New Zealand accounted for approximately 28% and 65% of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2006. We generally do not have long-term contracts with our large distributors. Accordingly, if we were to lose one or more of these distributors because our competitors were able to offer distributors more favorable pricing terms or for any other reasons, we may not be able to replace distributors in a timely manner or on reasonable terms. The loss of one or more distributors could have a material adverse effect on our business, results of operations and financial condition.

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
      Our reliance on publicly available intellectual property and other proprietary information subjects us to the risk that competitors could copy our products or processes.
      Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could harm our results of operations and competitive position.
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
      Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 17% and 21% of our net sales in fiscal years 2006 and 2005, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could significantly affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering, where possible, into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies, particularly that of the Philippines. Although we did not have any material interest rate swaps or forward exchange contracts outstanding as of March 31, 2006, we may enter into such financial instruments from time to time to manage our market risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our business, results of operations and financial condition.
      Information technology systems integration issues could disrupt our internal operations, which could have significant adverse effects on our profitability.
      In fiscal year 2006, we commenced our implementation of a new enterprise resource planning, or ERP, software system. Our ongoing systems integration work could cause portions of our information technology infrastructure to experience interruptions, delays or cessations of service and produce system errors. We may not be successful in timely implementing these new systems, and transitioning data and other aspects of the process could be expensive, time consuming and disruptive. Any disruptions that may occur in the implementation of this new system could adversely affect our ability to accurately and timely report the financial results of our operations and otherwise efficiently operate our business, which could have a significant adverse effect on our profitability.
      Our Articles of Association and Dutch law contain provisions that could delay or prevent a change of control that may otherwise be beneficial to you.
      Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Our Articles of Association generally prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADRs) in such shares, the number of shares in which a person holds relevant interests increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. See Item 10, “Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock.”
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
      The rights of shareholders and the responsibilities of directors under the laws of The Netherlands may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions, and such rights under the laws of The Netherlands may differ substantially from what those rights would be under the laws of various jurisdictions in the United States. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.
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
      As of August 31, 2006, approximately 41%, or 185, of our employees in Australia and approximately 46%, or 81, of our employees in New Zealand were represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Two Australian labor agreements applying to our NSW operation expired in June 2006. Of these, one has been renewed for two years, expiring in June 2008. The other is still in negotiation. Negotiations over labor agreements to cover each of our two Queensland plants are continuing. Our New Zealand labor agreement expires in September 2007. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In the event we experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our business, financial condition and results of operations.
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

      We may acquire or divest businesses from time to time, and this may adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
      In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
      We expect to incur substantial accounting and legal costs in order to comply with the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K, and we may experience a loss in investor confidence, and a decrease in the market price of our ADRs, if we are unable to so comply.
      Commencing with our annual report for the fiscal year ending March 31, 2007, we will be required to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. As part of these new rules, we will be required to include in our annual report on Form 20-F, a report containing management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.
      We expect to incur substantial legal and accounting costs in order to initially comply and continue to comply with the internal control over financial reporting requirements of Item 308 of Regulation S-K. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, or otherwise fail to comply with the requirements of Item 308 of Regulation S-K, we could experience a loss in investor confidence in the reliability of our financial statements, which could lead to a decrease in the market price for our ADRs and harm our business.
Forward-Looking Statements
      This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the Australian Tax Office amended assessment;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
      Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

      Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Key Information — Risk Factors” beginning on page 5, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and our successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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
      Corporate Restructuring
      On July 2, 1998, James Hardie Industries Limited, or JHIL, now called ABN 60, which was then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring, which we refer to as the 1998 Reorganization.
      James Hardie N.V., or JHNV, was incorporated in August 1998 as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of ABN 60. On October 16, 1998, the shareholders of ABN 60 approved the 1998 Reorganization. We began our restructuring in November 1998, primarily to address the structural imbalance and resulting operational, financial and commercial issues associated with the increasing significance and growth opportunities of our U.S. operations and the location of corporate management and our shareholder base in Australia. At that time, we successfully completed:

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
In February 2001, ABN 60, formerly known as James Hardie Industries Limited, or JHIL, established the Medical Research and Compensation Foundation, which we refer to as the Foundation, by gifting

A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. See “Legal Proceedings — Separation of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60” for more information.
      On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring, which we refer to as the 2001 Reorganization. On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:

•	the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds in the future if ABN 60 needed such funds to maintain its solvency;

•	the listing of the shares of JHI NV represented by CUFS on the Australian Stock Exchange and the listing of ADRs, representing CUFS, which in turn represent shares of JHI NV, on the New York Stock Exchange; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V., or JHIF BV.
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
      During fiscal year 2003:

•	JHI NV and ABN 60 cancelled the partly-paid shares. The decision to cancel the partly-paid shares was taken by the directors of ABN 60 who did so based on a determination that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors, including Amaba and Amaca, which, under the terms of the Deed of Covenant and Indemnity, were creditors of ABN 60 only to the extent of the limited financial obligations under that Deed. The directors of ABN 60, after due consideration of ABN 60’s financial position, determined that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors;

•	ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries; and

•	Following the consolidation of the operating assets of the James Hardie Group under JHI NV and JHNV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. At that time, the cash position of the Company had improved significantly as a result of the sale of the Company’s Gypsum business in the United States and the impending sale of a gypsum mine in Nevada. On March 31, 2003, following a review of all available options to address this issue and after a thorough review had been conducted to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to a newly established company named the ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 is managed by independent directors and operates entirely independently of the Company.

      During fiscal year 2006, we completed a further restructuring which we believe will maximize our ability to continue paying dividends and continue realizing benefits available under the Dutch Financial Risk Reserve regime, in the event that the conditions precedent to the full implementation of the Final Funding Agreement are met. See Item 3, “Key Information — Risk Factors.”
      The 2006 reorganization consisted of the following: The subsidiary that owns our United States operations issued a second series of shares to a new subsidiary of JHIF BV. Our United States operations are now partly owned by JHI NV and the new subsidiary of JHIF BV. In the event that the conditions precedent to the full implementation of the Final Funding Agreement are met, we expect that dividends paid to the new subsidiary of JHIF BV will be used to fund our ongoing obligations pursuant to the Final Funding Agreement to the SPF through James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, while dividends paid to JHI NV will be available for other corporate purposes.
      The following is a simplified diagram of our current corporate structure:
Recent Developments

Australian Taxation Office Assessment
      In March 2006, RCI, a wholly owned subsidiary of the Company, received an amended assessment from the ATO. The amended assessment is based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. The amended assessment originally was for A$412.0 million ($310.0 million). After remission of general interest charges by the ATO the total assessment was changed to A$378.0 million ($284.6 million), which includes: A$172.0 million ($129.5 million) as the primary tax after allowable credits; A$43.0 million ($32.4 million) in penalties (representing 25% of the primary tax); and A$163.0 million ($122.7 million) in general interest charges.

      RCI is appealing the amended assessment and may incur substantial legal and other expenses in pursuing this appeal. See Item 3, “Key Information — Risk Factors.” On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($140.4 million — converted using the assets and liabilities rate at June 30, 2006) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges will be due October 15, 2006 in respect of the quarter ending September 30, 2006.
      We believe RCI’s view of its tax position will ultimately prevail in the matter. Accordingly, as of March 31, 2006 we had not recorded a liability for the amended assessment. For more information, see Notes 13 and 20 to our consolidated financial statements included in Item 18 below.

ATO Decision on Tax Deductibility of SPF and Related Matters
      On June 23, 2006, the ATO advised us that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the Final Funding Agreement does not meet current legislative requirements for such an endorsement. At the time of filing this report, the Company is in further discussions with the ATO and other stakeholders, including the NSW Government, seeking to resolve this unsatisfied condition precedent to the Final Funding Agreement.
      On June 29, 2006, the ATO issued a ruling to us to the effect that our contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. The ruling issued by the ATO provides deductibility over a five-year period from the date of contribution, whereas the condition precedent in the Final Funding Agreement provides for deductibility of contributions in the year incurred.

Debt Facilities
      In June 2006, our lenders agreed to extend the maturity date of our 364-day facilities in the amount of $110.0 million from December 2006 to June 2007, and to extend the maturity date of our term facilities in the amount of $245.0 million from June 2006 to December 2006.

Closure of Roofing Pilot Plant
      We had a small-scale roofing manufacturing plant constructed in Fontana, California in 2003. Since that time, we had been undertaking production and market trials of our new roofing product in Southern California to quantify the market potential of the new product. In April 2006, we ceased our market development initiatives for Artisan® roofing and closed our roofing pilot plant. Our decision not to proceed with the roofing product was made after a review of market testing results which concluded that greater shareholder value would be created by focusing on other fiber cement growth initiatives. The closure of the roofing pilot plant resulted in an impairment charge of $13.4 million in fiscal year 2006 and closure costs of $1.1 million in the first quarter of fiscal year 2007.

Special Commission of Inquiry and Related Developments
      On December 1, 2005, we announced that we, the NSW Government, and a wholly owned subsidiary of the Company had entered into the Final Funding Agreement to provide long-term funding to a special purpose fund that will provide compensation for Australian asbestos-related personal injury claims against the Former James Hardie Companies. Additional information about the Final Funding Agreement, the Special Commission of Inquiry, or SCI, and other related matters can be found below under the heading “Legal Proceedings,” under Item 3, “Key Information — Risk Factors,” and in Notes 12 and 20 to our consolidated financial statements included below in Item 18.

Disposal of Chile Business
      In June 2005, we approved a plan to dispose of our Chile Fiber Cement business to Compañía Industrial El Volcan S.A., which we refer to as Volcan. The sale closed in July 2005. We received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million, which is included in other operating expense in our consolidated statements of operations.
      As part of the terms of the sale of the Chile Fiber Cement business to Volcan, we entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first and second years of the contract amount to purchase commitments of approximately $2.8 million and $2.1 million, respectively. As this contract qualifies as continuing involvement per Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the results of operations and loss on disposal of the Chile Fiber Cement business are included in our income from continuing operations.

Board and Management Changes
      On June 30, 2005, Mr. W. (Pim) Vlot, an interim member of our Managing Board since October 22, 2004, resigned from the Managing Board and as Company Secretary.
      On July 1, 2005, Mr. Benjamin Butterfield was appointed our Company Secretary and an interim member of the Managing Board, and on August 22, 2005 he was appointed to the Managing Board by our shareholders.
      On August 22, 2005, Mr. Russell Chenu was appointed to the Managing Board by our shareholders.
      On August 22, 2005, Mr. Louis Gries, an interim member of the Managing Board since October 22, 2004, was appointed to the Managing Board by our shareholders.
      On September 1, 2005, Ms. Cathy Wallace joined the Company as Vice President, Human Resources.
      On December 19, 2005, Mr. Donald Merkley resigned from his position as Executive Vice President Research & Development and from the Company. Mr. Mark Fisher replaced Mr. Merkley in the research & development role.
      On January 19, 2006, Mr. Peter Cameron, a non-executive director, resigned from our Joint and Supervisory Boards and from our Nominating and Governance Committee for health reasons. Mr. Cameron died in February 2006.
      On April 10, 2006, Mr. Grant Gustafson joined the Company as Vice President, Interiors & Business Development.
      On May 9, 2006, Dr. Gregory Clark, a non-executive director, resigned from our Joint and Supervisory Boards, and from our Audit Committee and Nominating and Governance Committee.
      On September 1, 2006, Mr. David Merkley resigned from his position as our Executive Vice President, Engineering and Process Development.

2006 Annual General Meeting
      At the 2006 Annual General Meeting held on September 25, 2006, the following matters (in addition to certain routine matters) were approved by our shareholders. Due to the recent nature of these developments, except as set forth in this section, the disclosure in this Form 20-F generally does not reflect these recent developments.

Election of Members of the Supervisory and Joint Boards
      At our Annual General Meeting on September 25, 2006, our shareholders voted to approve the re-appointment of Ms. Meredith Hellicar, Mr. Michael Gillfillan and Mr. Donald McGauchie as members of our Supervisory and Joint Boards.

Supervisory Board Remuneration
      At our Annual General Meeting on September 25, 2006, our shareholders approved an increase in the aggregate amount of remuneration payable to members of our Supervisory Board from $650,000 per annum to a sum not to exceed the aggregate maxium amount of $1.5 million per annum, to be divided in accordance with our Articles of Association.

Supervisory Board Share Plan
      At our Annual General Meeting on September 25, 2006, our shareholders approved the replacement of our Supervisory Board Share Plan, or SBSP, with a new plan called the Supervisory Board Share Plan 2006, or SBSP 2006. The following is a brief summary of the SBSP 2006 and is qualified in its entirety by reference to the full plan which is attached as Exhibit 4.4 to this Annual Report on Form 20-F and is hereby incorporated by reference in its entirety:

•	Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory, and no holding lock applies to any shares acquired under the SBSP 2006;

•	The SBSP 2006 allows us to issue new shares or acquire shares on the market on behalf of the participant;

•	We will not provide any loans in relation to the issue or purchase of shares under the SBSP 2006;

•	The number of shares issued or transferred to a member of the Supervisory Board will be determined by dividing the amount which the member elects to apply under the SBSP 2006 (net of any applicable taxes) by the market price (defined below);

•	The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006. Accordingly, the maximum amount of his or her participation will be determined by the maximum remuneration payable to them. Therefore, the maximum number of shares that may be issued under the SBSP 2006 to all participants in any single year is equal to the aggregate remuneration payable to members of the Supervisory Board pursuant to Article 25 of our Articles of Association, divided by the market price (defined below);

•	Where new shares are issued under the SBSP 2006, the market price is the average of the closing prices for CUFS on the ASX during the period of five business days preceding the day of issue of the shares. Where shares are purchased on the market, the market price is the price at which the relevant CUFS are acquired;

•	The SBSP 2006 is administered by the Managing Board and is governed by the laws of The Netherlands. The Managing Board may at any time vary or terminate the SBSP 2006 by resolution (subject to any applicable ASX listing rule requirements);

•	Shares under the SBSP 2006 will be issued no later than three years after the passing of the resolution approving the SBSP 2006; and

•	Any new member of the Supervisory Board will not be issued new shares under the SBSP 2006 until further shareholder approval is obtained pursuant to relevant ASX listing rules. However, any new member of the Supervisory Board appointed prior to the next Annual General Meeting may participate in the SBSP 2006 by the Company acquiring shares on the market (which does not require shareholder approval under ASX listing rules).
      In connection with those 2006 changes to the SBSP, the Supervisory Board has resolved to introduce certain minimum shareholding requirements (which will not form part of the SBSP 2006), as follows:

•	Within the six-year period up to August 2012, members of the Supervisory Board must accumulate a minimum of 1.5 times their annual remuneration (excluding fees for Committee or Deputy Chairmanship) in share ownership (either personally or through a personal superannuation or pension plan);

•	Within the six-year period up to August 2012, the Chairman must accumulate a minimum of twice her or his annual remuneration in share ownership (either personally or through a personal superannuation or pension plan);

•	Newly-appointed members of the Supervisory Board will have six years from the date of joining the Supervisory Board to satisfy the minimum share ownership requirements mentioned above;

•	No director will be required to apply more than 50% of their fees, on a post-tax basis, over a six-year period toward satisfying the minimum share ownership requirements mentioned above;

•	Failure to comply (as determined by the Supervisory Board) with the minimum share ownership requirements mentioned above will not automatically result in a director being obliged to resign as a member of the Supervisory Board or Joint Board, but levels of director shareholding will be disclosed in our annual reports and thus our shareholders will be able to monitor such compliance; and

•	The minimum share ownership requirements mentioned above will not form part of the rules of the SBSP 2006 and are subject to change by the Supervisory Board from time to time.
      In connection with the SBSP 2006, at our Annual General Meeting on September 25, 2006 our shareholders also approved the issue of ordinary fully-paid shares in the Company to members of our Supervisory Board (under the SBSP 2006) in accordance with the SBSP 2006 initialed by our Chairman; and approved the participation in the SBSP 2006 by Ms. Meredith Hellicar, and Messrs. John Barr, Michael Brown, Michael Gillfillan, James Loudon, and Donald McGauchie.

Long Term Incentive Plan
      At our Annual General Meeting on September 25, 2006, our shareholders voted to approve:

•	the establishment of a plan, to be called the James Hardie Industries N.V. Long Term Incentive Plan 2006, which we refer to as the LTIP, to provide incentives to members of our Managing Board and to certain members of our management, which we refer to as Executives; and

•	in accordance with certain LTIP rules, the issue of certain options or other rights over, or interests in, ordinary fully-paid shares in the Company, which we refer to as Shares, the issue and/or transfer of Shares under them, and the grant of cash awards to members of our Managing Board and to Executives.
      At the same meeting, our shareholders approved the following in accordance with the terms of the LTIP:

•	participation in the LTIP to a maximum of 1,000,000 options by Mr. Louis Gries;

•	acquisition accordingly by Mr. Gries of Shares up to the stated maximum;

•	participation in the LTIP to a maximum of 155,000 options by Mr. Russell Chenu;

•	acquisition accordingly by Mr. Chenu of Shares up to the stated maximum;

•	participation in the LTIP to a maximum of 263,000 options by Mr. Benjamin Butterfield; and

•	acquisition accordingly by Mr. Butterfield of Shares up to the stated maximum.
      This description of the LTIP is qualified in its entirety by reference to the full plan which is attached as Exhibit 4.5 to this Annual Report on Form 20-F and which is hereby incorporated by reference in its entirety.

Renewal of Authority for the Company to Acquire its Own Shares
      At our Annual General Meeting on September 25, 2006, our shareholders voted to allow our Managing Board to be irrevocably authorized to cause the Company to acquire shares in the capital of the Company for valuable consideration within a defined price range for an 18-month period, whether as an on- or off-financial market purchase, and up to the maximum number of shares permitted by Dutch law.

Renewal of Rights Relating to Takeover Provisions
      At our Annual General Meeting on September 25, 2006, our shareholders approved the extension of the application of Articles 49.9 and 49.10 of our Articles of Association for a period of five years commencing on the passing of the resolution, subject to the confirmation of this extension by the Managing Board on the recommendation of the Joint Board, in accordance with Article 51 of our Articles of Association. These Article 49 provisions are intended, in the event of a potential change in control of the Company, to provide our shareholders with takeover protections similar to those afforded to shareholders in Australian-listed companies under the Australian Corporations Act. The purposes of Article 49 are to ensure that:

•	the acquisition of control over CUFS or Shares takes place in an efficient, competitive and informed market;

•	each holder of any Shares or CUFS and also the members of the Managing Board, Joint Board, and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in the Company, and are given reasonable time and enough information to consider and assess the merits of a proposal to acquire a substantial interest in the Company; and

•	as far as practicable, the holders of Shares or CUFS all have a reasonable and equal opportunity to participate in benefits accruing through a proposal to acquire a substantial interest in the Company.
General Overview of Our Business
      Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. Fiber cement is currently one of the fastest growing segments of the U.S. residential exteriors industry. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 2.0 billion square feet during fiscal year 2006, an increase of approximately 17% from fiscal year 2005. Based on our knowledge, experience and third-party data, we estimate that we have 30% to 40% of the USA Interior Cement Board Market. We market our fiber cement products and systems under various Hardie brand names and other brand names such as Cemplank® siding (we also formerly marketed siding under the brand name Sentry®). We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.
      The sale of fiber cement products in the United States accounted for 82%, 78% and 75% of our total net sales from continuing operations in fiscal years 2006, 2005 and 2004, respectively.
      Our fiber cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing, pipes and floor and tile underlayments. In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2006, we sold approximately 13% of the estimated total 11.3 billion square foot U.S. exterior siding market (includes all cladding materials as summarized by the NAHB’s Siding and Exterior Wall Finish in New Construction and Repair and Remodel Reports for 2004).

      The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,

	2006	2005	2004

	(In millions)
Continuing Operations
USA Fiber Cement	$1,218.4	$939.2	$738.6
Asia Pacific Fiber Cement	241.8	236.1	219.8
Other	28.3	35.1	23.5

Total Continuing Operations	$1,488.5	$1,210.4	$981.9

Discontinued Operations
Building Systems (New Zealand)	$—	$—	$2.9

Total Discontinued Operations	$—	$—	$2.9

Total (Continuing and Discontinued Operations)	$1,488.5	$1,210.4	$984.8

Industry Overview

U.S. Housing Industry, Fiber Cement Industry and Pipe Industry
      In the United States, fiber cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts increased from approximately 1.85 million in calendar year 2003 to approximately 2.07 million in calendar year 2005 and residential remodeling expenditures increased from approximately $176.9 billion in calendar year 2003 to approximately $215.0 billion in calendar year 2005.
      Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were approximately 2.0 billion square feet during fiscal year 2006, up approximately 17% from fiscal year 2005. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco. See Item 3, “Key Information — Risk Factors.”
      In the United States, the largest application for fiber cement products is in the external siding industry. Fiber cement is one of the fastest growing segments of the siding industry. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2006, we sold approximately 13% of the NAHB-estimated total 11.3 billion square foot U.S. exterior siding market (includes all cladding materials as summarized by the NAHB’s Siding and Exterior Wall Finish in New Construction and Repair and Remodel Reports for 2004). Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are solid wood, engineered wood, fiber cement, vinyl, masonry and stucco. Vinyl has the largest share of the siding market. In recent years, fiber cement has been gaining market share against vinyl and wood, and this is believed to be due to durability concerns and higher maintenance requirements of those products.

      In the U.S. civil construction market, large diameter pipes are used for major public infrastructure projects such as storm water, sewer, water distribution and other non-pressurized drainage applications. According to the most recent Freedonia Report on Large Diameter Pipes, in 2004 there was demand for approximately 184 million linear feet of large diameter pipes in the United States. Of this amount, approximately 46% was used for storm water and sewer applications, approximately 19% was used in drainage and irrigation applications and approximately 35% was used for a variety of other applications. According to the report, demand for large diameter pipes is expected to grow at a rate of approximately 2.4% annually.

International Fiber Cement Industry
      In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics, or ABS, total dwelling commencements in Australia declined from approximately 174,025 in calendar year 2002 to approximately 152,716 in calendar year 2005. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2002 to calendar year 2005 for a total increase over this period of approximately 16%. According to Statistics New Zealand, new dwellings authorized in New Zealand declined from approximately 28,320 in fiscal year 2003 to 25,406 in fiscal year 2006. Residential renovation activity in New Zealand has increased from fiscal year 2003 to fiscal year 2006 for a total increase over this period of approximately 12%. The Housing Industry Association of Australia & InfoMetrics New Zealand believe new housing construction and renovation activity is expected to soften over the short to medium term in Australia and New Zealand respectively.
      Fiber cement products have, across a range of product applications, gained broader acceptance in Australia and New Zealand than in the United States primarily due to earlier introduction in Australia and New Zealand. Former subsidiaries of ABN 60 developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe-based production ceased in early 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also available. Competition has also intensified in New Zealand as fiber cement imports have increased with the strengthening New Zealand dollar, resulting in increasingly competitive market pricing. See Item 3, “Key Information — Risk Factors.”
      Management believes that fiber cement has good long-term growth potential in some Asian markets because of the benefits of framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fiber cement will be attractive to consumers in these markets.
Products
      We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. In July 2005, we sold our Chilean fiber cement business. In fiscal year 2004, we commenced our European fiber cement business by distributing our fiber cement products in the U.K. and France. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.
      We offer a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. At our Plant City, Florida facility, we manufacture fiber reinforced concrete pipes for use as large diameter storm water and non-pressurized drainage applications. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, trim, fencing, decorative columns and ceiling applications. We also manufacture products used in soffit lining.
      We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Harditrim® plank. Harditrim plank is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Harditrim plank was launched in fiscal year 1999, with the introduction of Harditrim® HLD® plank, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Harditrim plank was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.
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
      Our USA Hardie Pipe business manufactures fiber-reinforced concrete pipes at a custom-built facility in Plant City, Florida. The pipes are used for below-ground stormwater drainage in civil and commercial construction projects and in the development of residential subdivisions. Our strategy in our USA Hardie Pipe business is to establish Hardietm pipe as the preferred solution for stormwater applications that use pipes with diameters ranging from 12” to 36”. We believe that Hardietm pipe offers this market significant installation and performance benefits because our product features span those offered by traditional concrete pipes and newer flexible pipes. We provide the initial crush strength of rigid pipes, combined with the lighter-weight, longer-lengths and ease of installation of flexible pipes.
      We seek to emphasize the performance attributes of our products and continue to develop new products that, due to the materials used and the process technology employed in their manufacture, may be difficult for competitors to emulate. While no assurances can be given, we believe that the proprietary nature of these products, our ability to competitively source raw materials for these products and the economies of scale that are derived from their manufacture should assist our efforts to maintain our leadership and low cost competitive position. See “Research and Development.” Also see Item 3, “Key Information — Risk Factors.”

      During fiscal year 2002, we introduced James Hardie® building products with ColorPlus® technology, a new finished product available in specific lap siding, shingles, trim, and soffit products. In the years since, we have added pre-finished trim accessories, several new colors and more board profiles. With ColorPlus® pre-finished products, customers are saved the trouble or expense of finding tradesmen to finish their siding. We added a further enhancement to ColorPlus® products by fitting a laminate to all ColorPlus® pre-painted siding so it can be delivered and installed in the best possible condition.
      During fiscal year 2003, we expanded our new ColorPlus® line of pre-finished exterior products with the addition of several new colors, and successfully launched a new all-weather low density trim product utilizing our new proprietary XLD® trim low density fiber cement technology. In that same year we also launched our new improved proprietary grid quarter-inch backer product EzGrid® underlayment.
      During fiscal year 2004, we introduced pre-finished trim accessories to further expand our ColorPlus® collection line.
      During fiscal years 2005 and 2006, after considerable market research, we re-launched the ColorPlus® collection of products with additional colors, board profiles, and pallet sizes. In addition, we expanded our manufacturing capacity and capabilities to meet increasing demand for our siding, trim and soffit products with ColorPlus® Technology.
      During fiscal year 2006, we added Moldblocktm Protection to our EZGrid® underlay and Hardibacker® sheets. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners. In Australia and New Zealand, new products released over the past five years include EziGrid® tile underlay, Eclipsatm eaves lining, Linea® weatherboards, ExoTec® facade panel, Hardirock® board (in Australia only) and Monotek® facade panel and ShingleSide panel (in New Zealand only).
      During fiscal year 2006 in the Philippines, our HardiFlex® board (developed since 1999) competed against plywood applications in ceilings, walls and eaves; HardiFlex Senepa® boards countered timber fascia board applications; and HardiPlank® siding competed with exterior rendered systems.
      More generally, during the past five years we have introduced many new textures, styles and coatings to our fiber cement siding products in North America to capitalize on homeowners’ and homebuilders’ demands for a variety of cladding styles. At the same time, research and development has allowed us to find the optimum balance between low maintenance and appearance.
Seasonality
      Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See Item 3, “Key Information — Risk Factors.”
Raw Materials
      All of the raw materials required in the manufacture of our fiber cement products are available from a number of sources and we have not experienced any shortages that have materially affected our operations. The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water.
      Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Although we have entered into contracts to hedge pulp prices in the past, we currently have none in effect. However, we continue to evaluate options on agreements with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term.
      Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
      Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fiber cement plant hold between one and three days of our cement requirements. During fiscal year 2006 we experienced cost increases related to increases in the price of cement. We continue to evaluate options on agreements with suppliers for the purchase of cement that could fix our cement prices over longer periods of time.
      Water. We use local water supplies and seek to process all wastewater to comply with environmental requirements.
Sales, Marketing and Distribution
      The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, the United Kingdom, and France. In addition, we sell fiber cement products in Canada, South Korea, China, Hong Kong, Macau, Taiwan, Japan, Malaysia, Indonesia, Malta, Guam, Sri Lanka, Vietnam, Turkey, the Middle East (Iran, Israel, United Arab Emirates, Kuwait, and Saudi Arabia), Papua New Guinea and the Pacific Islands (including, for example, Fiji, New Caledonia, and Western and American Samoa), Ireland, Spain, Italy, Switzerland, Belgium, The Netherlands, Denmark, Greece, Cyprus, Norway, Finland, and Sweden. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Europe, and Canada. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
      In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to customers as a means of accelerating product penetration and sales. Our top two U.S. distributors accounted for approximately 46% of our total USA Fiber Cement gross sales in fiscal year 2006. In addition, a large home center retailer accounted for approximately 12% of our total USA Fiber Cement gross sales in fiscal year 2006. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. Physical distribution of product in each country is primarily by road or sea transport, except for in the United States where transportation is primarily by road and a small use of rail.
      We maintain dedicated regional sales management teams in our major sales territories. As of August 31, 2006, the sales teams (including telemarketing staff) consisted of approximately 359 people in the United States and Canada, 71 people in Australia, 27 people in New Zealand, 28 people in the Philippines, and 28 people in Europe. We also employ one person based in Taiwan who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East. Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are separate sales forces for siding products, interior products, and pipes. The interior products sales force provides in-store merchandising support for home center retailers.
      We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.
      Despite the fact that distributors are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install James Hardie® products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products.
      Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia, Scandinavia, and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends on our ability to provide alternative construction solutions and for those solutions to be accepted by the markets.
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
      Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East by sea transport. A regional sales management team based in the Philippines is responsible for coordinating export sales into Asia and the Middle East. A regional sales coordinator based in New Zealand is responsible for export sales to the Pacific and Papua New Guinea.
Research and Development
      We pioneered the successful development of cellulose reinforced fiber cement and, during the 1980s, progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2006, we spent $32.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $3.4 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2005, we spent $27.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $5.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2004, we spent $26.1 million, or approximately 2.7% of total net sales, in research and development activities. This amount included $3.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes.

      We have research and development centers in Sydney, Australia and Fontana, California, where as of August 31, 2006 we employed over 110 scientists, engineers and technicians in core research and in product and process development. As of August 31, 2006, over 50% of our scientists have advanced degrees, and 45% have worked for the Company for over five years.
      Our operating strength allows us to continuously re-invest in products and processes. This type of investment increased 18% to $32.1 million in fiscal year 2006 as we looked for ways to:

•	enhance our current products;

•	develop new products for specific markets or applications; and

•	create or improve manufacturing platforms and processes.
      Over the last five years we have applied our research and development capabilities to multiple levels surrounding our products or processes. For more information on our products, see “Products” above.
      Our skill in developing production processes also enables us to investigate new products and processes with relatively low-risk operations, as we did with our roofing product. In the case of roofing, which we closed in April 2006, it became clear that the costs of manufacture and potential market for the roofing product made it a less attractive investment for us than other fiber cement growth opportunities. See “Recent Developments — Closure of Roofing Pilot Plant” above for more information.
      By investing in production technology, we aim to keep reducing our capital and operating costs. Over the past ten years, advances in process technology have allowed us to reduce the incremental cost of additional capacity at existing sites.
      In addition, our goals are to:

•	continue to lower the capital cost of each unit of production at new plants by learning from past projects and through continuing innovation in engineering;

•	reduce operating costs at each plant by improving manufacturing processes, raw materials yields and machine productivity; and

•	use our proprietary product formulations and process technologies to create lightweight and durable products for all climates.
Dependence on Trade Secrets and Research and Development
      Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patent technical intellectual property consists primarily of our operating and manufacturing know-how, which is maintained as trade secret information. We have increased our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our market share. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. We do not materially rely on intellectual property licensed from any outside third parties. See Item 3, “Key Information — Risk Factors.”
Governmental Regulation

Environmental Regulation
      Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include, but are not limited to:

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
as well as analogous state statutes and regulations. Additionally, local government agencies may impose environmental restrictions and requirements relating to air and water quality with which we must comply. Other countries also have statutory schemes relating to the protection of the environment. Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator or arranger knew of, or was responsible for, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances pursuant to applicable environmental laws as well as common law tort theories, including strict liability. Environmental compliance costs in the future will depend, in part, on regulatory developments and future requirements that cannot be predicted. See Item 3, “Key Information — Risk Factors.” Also see “Legal Proceedings” below.

Organizational Structure
      JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.
      The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of June 30, 2006.

Jurisdiction of
Name of Company	Establishment

James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V	Netherlands
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie International Finance B.V	Netherlands
James Hardie International Finance Holdings Sub I B.V	Netherlands
James Hardie International Finance Holdings Sub II B.V	Netherlands
James Hardie International Holdings B.V	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia
Capital Expenditures and Divestitures

Capital Expenditures
      The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2006.

	Fiscal Years Ended March 31,

	2006	2005	2004

	(In millions)
USA Fiber Cement	$154.5	$144.8	$56.2
Asia Pacific Fiber Cement	6.6	4.1	8.4
Chile, U.S. Pipes, U.S. Roofing and Europe(1)	1.7	4.1	9.5

Total Capital Expenditures	$162.8	$153.0	$74.1

(1)	In July 2005, we sold our fiber cement business located in Chile. See Note 14 to our consolidated financial statements in Item 18. In April 2006, we closed our roofing pilot plant located in Fontana, California. For more information on these two discontinued operations in Chile and California, see Item 4, “Information on the Company — Recent Developments.”
      The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:

•	the commencement of construction of a new fiber cement manufacturing plant in Pulaski, Virginia at a total estimated cost of $98.0 million. Construction of the plant began in March 2005. The plant will include two manufacturing lines, each with an annual design capacity of 300 million square feet. At the end of fiscal year 2006, we completed construction on the first manufacturing line and, in April 2006, we commenced commercial production on this line. The plant produces external siding and interior backerboard products for new residential construction, repair and remodel and manufactured housing markets. As of March 31, 2006, we have incurred $89.3 million related to the construction of our Pulaski, Virginia plant;

•	the continued implementation of our ColorPlus® strategy. This strategy includes constructing additional ColorPlus® coating capacity inside our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® line at our Blandon, Pennsylvania plant. In addition, we began construction on new ColorPlus® coating lines at our Reno, Nevada and Pulaski, Virginia plants. As of March 31, 2006, we have incurred $44.7 million related to our ColorPlus® strategy;

•	the addition of a new fiber cement plant in Reno, Nevada at a cost of $58.0 million, which occurred during fiscal years 2006, 2005 and 2004;

•	the addition of a new trim line at our Peru, Illinois plant. As of March 31, 2005, we were in pre-production and in fiscal year 2006 we commenced the ramp-up of this new trim line. As of March 31, 2006, we incurred a total cost of $58.5 million related to the construction of this new trim line. These expenditures occurred during fiscal years 2006, 2005 and 2004;

•	upgrades to our Blandon, Pennsylvania plant at a cost of approximately $17.1 million, which occurred during fiscal years 2005, 2004 and 2003; and

•	the addition of a panel production line at our Waxahachie, Texas plant at a cost of $26.5 million, which occurred during fiscal years 2004 and 2003.

      In addition, in fiscal year 2006 we commenced our implementation of a new enterprise resource planning software system. As of March 31, 2006, we have incurred $4.3 million related to this project.
      In our roofing operations, we spent $12.4 million in fiscal years 2006, 2004 and 2003 on our pilot plant in Fontana, California. This pilot plant was built to test our proprietary manufacturing technology and to provide product market testing in Southern California for a new generation of fiber cement roofing product. In April 2006, we ceased market development initiatives for our roofing product and announced the closure of our roofing plant resulting in an impairment charge of $13.4 million in fiscal year 2006 and closure costs of $1.1 million in the first quarter of fiscal year 2007.
      In fiscal years 2006 and 2004, we spent $3.5 million and $2.2 million, respectively, to upgrade our fiber cement manufacturing plant at Rosehill in Sydney. In addition, in fiscal year 2004, $1.8 million was spent at our Brisbane plant to install a coating facility.
      We currently expect to spend up to approximately $150 million for capital expenditures in fiscal year 2007. Amounts expended will include facility upgrades on capital to complete new facility construction and on capital to implement new fiber cement technologies. The expected amount of spending in fiscal year 2007 includes additional capital expenditures expected to be made on projects that were in progress during fiscal year 2006, including:

•	the second manufacturing line at our Pulaski, Virginia plant, discussed above, at an estimated cost of $12.0 million; and

•	the continued implementation of our ColorPlus® strategy, discussed above, at an estimated cost of $12.5 million.
      In addition, the expected capital expenditure amount for fiscal year 2007 above includes approximately $9.8 million related to the implementation of the new enterprise resource planning software system discussed above.
      All of the above planned capital expenditures are in our USA Fiber Cement segment.

      We currently expect the level of our capital expenditures to continue to be substantial. Competitive pressures and market developments could require further increases in capital expenditures. Our financing for these capital expenditures is expected to come from our cash from our future operations and from external debt to the extent that cash from operations does not cover our capital expenditures. However, if we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures to conserve cash for future cash flow requirements. See Item 3, “Key Information — Risk Factors.”

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

Disposal of Chile Business
      In June 2005, the Company approved a plan to dispose of its Chile Fiber Cement business to Volcan. The sale closed on July 8, 2005. The Company received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million. This loss on disposal is included in other operating expense in the Company’s consolidated statements of operations. The net proceeds from the sale were comprised of cash of $3.1 million and a receivable of $0.8 million. The cash proceeds were offset by cash divested of $0.2 million. Short-term debt of $11.9 million was repaid in full out of the gross proceeds of $15.8 million.
      As part of the terms of the sale of the Chile Fiber Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first and second year of the contract amounts to a purchase commitment of approximately $2.8 million and $2.1 million, respectively. As this contract qualifies as continuing involvement, the results of operations and loss on disposal of the Chile Fiber Cement business are included in the Company’s income from continuing operations.

ABN 60
      Following the establishment of the ABN 60 Foundation and transfer of shares in ABN 60 to the ABN 60 Foundation, we no longer own any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of us. Since that date, we have not and currently we do not control the activities of ABN 60 or ABN 60 Foundation in any way. Other than as described in Note 12 to our consolidated financial statements in Item 18, we have no economic interest in ABN 60 or ABN 60 Foundation and we have no right to dividends or capital distributions made by the ABN 60 Foundation. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie Group subsidiary companies and to the potential liabilities more fully described in Notes 12 and 20 to our consolidated financial statements in Item 18, we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60 Foundation. Also see “Legal Proceedings” and Notes 12 and 14 to our consolidated financial statements included below in Item 18.
      Under the terms of a Deed of Covenant, Indemnity and Access entered into by JHI NV and ABN 60 at or around this time, the ABN 60 Foundation was established, JHI NV agreed to indemnify ABN 60 for any non asbestos-related legal claims made on ABN 60 in relation to any acts or omissions of ABN 60 or its directors and officers, which occurred prior to the transfer of ABN 60 to the ABN 60 Foundation. The indemnity is uncapped and the term of the indemnity is in perpetuity. We believe that the likelihood of any material non asbestos-related claims occurring which would result in a call on this indemnity is remote. As such, we have not recorded a liability for the indemnity. We have not pledged any assets as collateral for such indemnity.
      Also under the terms of that Deed of Covenant, Indemnity and Access, Amaca, Amaba and ABN 60 agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities incurred by them as a result of the acts or omissions of ABN 60 prior to establishing the ABN 60 Foundation. Amaca and Amaba provided similar indemnities under the Deed of Covenant and Indemnity entered into with ABN 60, which included indemnities in favor of JHI NV and its related entities. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes asbestos-related claims that may arise associated with the manufacturing activities of those companies.
      Our liability under or in connection with the indemnities described above may potentially be mitigated or otherwise affected by the releases from civil liability described below under the heading “Releases from Civil Liability.” However, we have taken the view to date that such legislation does not ameliorate our liability with respect to those indemnities.
Property, Plant and Equipment
      Over the past several years, we have built significant production capacity in the United States in an effort to ensure that we will be able to meet expected increases in demand for our products and improve our operating efficiencies. As part of our facilities investment strategy, we have constructed a plant for flat sheet and trim products in Illinois and upgraded and expanded our existing plants in Illinois, Texas, California and Pennsylvania. In addition, we entered into a long-term lease arrangement in fiscal year 2001 for our Waxahachie, Texas plant and upgraded the existing first line, replaced the existing second line and completed construction on a new panel production line at this fiber cement plant in fiscal years 2001, 2002 and 2004, respectively. In fiscal year 2002, we also acquired the operating assets of Cemplank, Inc., which included a fiber cement plant at Blandon, Pennsylvania and a fiber cement plant at Summerville, South Carolina, and, in fiscal year 2003, we purchased the property on which these plants are located. In fiscal year 2004, we completed upgrades to our Blandon, Pennsylvania plant. In addition, we started construction on our new green-field plant in Reno, Nevada in fiscal year 2004 and our new trim line at our Peru, Illinois plant. In fiscal year 2005, we completed our ninth plant in Reno, Nevada and began pre-production at our new trim line in Peru, Illinois. In addition, in March 2005 we began building our tenth USA Fiber Cement manufacturing plant, located in Pulaski, Virginia. The Pulaski plant will feature two manufacturing lines, each with an annual design capacity of 300 million square feet. At the end of fiscal year 2006, we completed construction of one of the two planned production lines at the Pulaski plant, and in April 2006 this line commenced commercial production. At the end of fiscal year 2006, we also completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant.
      Our management estimates that our ten manufacturing plants are among the largest and lowest cost fiber cement manufacturing plants in the United States. Once our manufacturing plant in Pulaski, Virginia is completely constructed, it will be our largest fiber cement manufacturing plant in the world. Our management believes that the location of our plants in California, Texas, Florida, Illinois, Washington, Pennsylvania, South Carolina, Nevada and Virginia positions us near high growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.
      In fiscal year 2002, we closed our fiber cement plant in Western Australia and have been meeting demand from our remaining facilities. The remaining plants in Australia have also been upgraded over recent years to improve output and productivity. In fiscal years 2006 and 2004, A$4.6 million ($3.5 million) and A$3.2 million ($2.2 million), respectively, was spent to upgrade the fiber cement manufacturing plant at Rosehill in Sydney. The purpose of the upgrade at our Rosehill plant in fiscal year 2006 was to improve production line efficiencies in order to increase productivity and cost savings. In addition, we spent

A$2.6 ($1.8 million) in fiscal year 2004 at our Brisbane plant to install a coating facility. We believe that the facility has added value to our basic product range.
      In New Zealand, our fiber cement production line was upgraded in fiscal year 2001 at a cost of NZ$1 million ($1 million). The upgrades have enabled this plant to produce new siding and internal lining fiber cement products.
      Also during fiscal year 2006, we undertook an initiative to locally manufacture low density products (currently all of our manufacturing in this area is conducted in New Zealand) and, in doing so, we incurred costs of A$0.7 million ($0.5 million) during fiscal year 2006 and an additional A$0.7 million ($0.5 million) during the first quarter of fiscal year 2007. We undertook this project to reduce associated freighting costs and better service the local growing market for our products in Queensland. This project was completed in June 2006 and its first commercial run of product occurred in July 2006.
      In March 2001, our fiber reinforced concrete pipe plant at Plant City, Florida commenced operations. Built at a total cost of $33.7 million, the plant produces drainage pipes and has an annual production capacity of 100,000 tons.
      Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania and Summerville, South Carolina facilities, which maintain a closed loop system). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received reports of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices.

Plants and Process
      We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

		Committed
	Existing	Additional	Total
	Annual Design	Design	Planned Design
Location	Capacity(1)	Capacity(1)	Capacity(1)

Fiber Cement Flat Sheet (in million square feet)
United States
Fontana, California	180	—	180
Plant City, Florida	300	—	300
Cleburne, Texas	500	—	500
Tacoma, Washington	200	—	200
Peru, Illinois	560	—	560
Waxahachie, Texas	360	—	360
Blandon, Pennsylvania	200	—	200
Summerville, South Carolina	190	—	190
Reno, Nevada	300	—	300
Pulaski, Virginia(2)	300	300	600

Total United States	3,090		3,390
Australia
Sydney, New South Wales(3)	200	—	200
Brisbane, Queensland (Carole Park)(3)(4)	160	—	160

Total Australia	360		360
New Zealand
Auckland(3)	75	—	75
The Philippines
Manila	145	—	145

Total Fiber Cement Flat Sheet	3,670		3,970
Fiber Reinforced Concrete Pipes (in tons)(5)
Plant City, Florida (pipes)	100,000	—	100,000
Brisbane, Queensland (Meeandah)(3)(4)	50,000	—	50,000

Total Fiber Reinforced Concrete Pipes	150,000		150,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

(2)	Our plant in Pulaski, Virginia will feature two manufacturing lines with a total annual design capacity of 600 million square feet (300 million per line). Currently only one line is complete.

(3)	Prior to March 2004, the land and buildings on which these facilities are located were leased on a long-term basis from Amaca Pty Limited. In March 2004, various subsidiaries of Multiplex Property Trust (which we collectively refer to as Multiplex) an unrelated third party, acquired the land and buildings related to these four fiber cement manufacturing facilities from Amaca. Prior to July 2005, the land and buildings on which these facilities are located was leased on a long-term basis from Multiplex. In July 2005, unrelated third parties, Penrose Land Trustee No. 1 Limited and Penrose Land Trustee No. 2 Limited (which we collectively refer to as the Penrose Land Trust) acquired from Multiplex the land and buildings related to our fiber cement manufacturing facilities in Auckland.

(4)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(5)	Pipe and column capacity is measured in tons rather than million square feet.

      While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. Many of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilization, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. Pursuant to the lease, we make quarterly base rental payments of $850,000. In 1998, we entered into lease agreements with a former subsidiary, now owned by the Foundation, for all of our fiber cement sites located in Australia. In March 2004, Multiplex acquired the land and buildings related to the four fiber cement manufacturing facilities from the Foundation. Prior to that acquisition, we renegotiated the four leases with Multiplex. Upon completion of the acquisition and subsequent transfer of title to Multiplex, Multiplex assumed the responsibility of landlord under each of the amended leases. In addition, in March 2004, we entered into a lease agreement with Multiplex for our fiber cement site located in New Zealand. In July 2005, the Penrose Land Trust acquired the land and buildings related to the fiber cement manufacturing facilities in New Zealand from Multiplex and we now make lease payments related to this site to the Penrose Land Trust, as landlord under the lease. We own our pipe plant in the United States. In addition, we own 40% of the land on which our Philippines fiber cement plant is located, and 100% of the Philippines plant itself.
      For fiscal year 2006, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization(1)

United States	84%
Australia	56%
New Zealand	75%
Philippines	82%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.
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

Mines
      We own a quartz mine in Fontana, California and lease a quartz mine in Tacoma, Washington. Our five-year lease for the mine in Tacoma, Washington expired on February 28, 2006, at which time we exercised our option to renew the lease for an additional four years. We pay production royalties to the owner based on silica tonnage removed from the mine. Because other cost effective sources of sand are not available at these locations, we operate these quartz mines and process the rock to obtain silica for our fiber cement products.
Legal Proceedings
      Our operations, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, except as set forth below, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
      The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of business. Although it is impossible to predict the outcome of any pending legal proceeding, our management believes that such proceedings and actions should not, except as it relates to asbestos as described below, individually or in the aggregate, have a material adverse effect on either our consolidated financial position, results of operations or cash flows. See also Item 3, “Key Information — Risk Factors.”

Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries
      On December 1, 2005, the Company announced that it, the NSW Government and a wholly owned Australian subsidiary of the Company, James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, had entered into a conditional agreement, called the Final Funding Agreement, to provide long-term funding to a special purpose fund, or SPF, that will provide compensation for Australian asbestos-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (which we refer to as Amaca), Amaba Pty Ltd (which we refer to as Amaba), and ABN 60 000 009 263 Pty Ltd, (which we refer to as ABN 60), which we collectively refer to as the Former James Hardie Companies).
      Key events occurring since 2001 that led to the signing of the Final Funding Agreement are summarized further below.
      The Final Funding Agreement remains subject to a number of conditions precedent, including the receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole, approval of the Company’s shareholders and lenders and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Final Funding Agreement will be tax deductible and the SPF will be exempt from Australian federal income tax on its income (or that alternative arrangements will exist which are satisfactory to the Company’s Board of Directors).
      In summary, the Final Funding Agreement provides for the following key steps to occur if the conditions precedent to that agreement are satisfied or waived in writing by the parties:

•	the establishment of the SPF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$154 million provided by the Performing Subsidiary to the SPF, calculated on the basis of an actuarial report prepared by KPMG Actuaries Pty Ltd, or KPMG Actuaries, as of March 31, 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James

Hardie Companies of A$1.52 billion ($1.14 billion).

•	subject to the cap described below, an annual contribution in advance to top up the funds in the SPF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the SPF);

•	a cap on the annual payments made by the Performing Subsidiary to the SPF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with U.S. GAAP in force at the date of the Final Funding Agreement) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

•	an initial term of approximately 40 years, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements ancillary to or connected with the Final Funding Agreement, which we collectively refer to as the Related Agreements;

•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by JHI NV;

•	the SPF’s claims to the funding payments required under the Final Funding Agreement will be subordinated to the claims of the Company’s lenders; and

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60, as described below.

      The parties to the Final Funding Agreement are in discussions and negotiations as to how the remaining conditions precedent (and most notably, the condition precedent that the SPF must be tax exempt) may be satisfied, amended or otherwise dealt with in a manner satisfactory to those parties. As part of those discussions, it is likely that the agreed amount set out in the Final Funding Agreement as the initial funding payment will be recalculated, so as to take into account updated claims data and the effect of delays in implementing the Final Funding Agreement.
      In addition to entering into the Final Funding Agreement, one or more of the Company, the Performing Subsidiary, the SPF and the NSW Government have entered into a number of agreements ancillary to or connected with the Final Funding Agreement, which we collectively refer to as the Related Agreements, including a trust deed (for a trust known as the Asbestos Injuries Compensation Fund), which we refer to as the Trust Deed, for the establishment of the SPF; a deed of guarantee under which JHI NV provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.
      The Company considers that the principal outstanding conditions to be fulfilled before the Final Funding Agreement becomes effective are those relating to the tax exempt status of the SPF and approval of the Final Funding Agreement by the Company’s shareholders.
      In relation to the approval of the Final Funding Agreement by the Company’s shareholders, we have undertaken significant work towards preparing the necessary documentation to be sent to shareholders, but at present we are unable to specify a date for holding the relevant meeting. The Company considers that it can only properly put the proposal to shareholders once the tax issues described above have been resolved, since, as further described below, such issues materially affect the affordability of the proposal which shareholders will be asked to approve.

      The Company’s ability to obtain a tax deduction has been confirmed by the ATO in a form binding on the Commissioner for the term of the Final Funding Agreement. The private ruling issued by the ATO provides deductibility over a five-year period from the date of contribution, whereas the condition precedent in the Final Funding Agreement provides for deductibility of contributions in the year incurred. The Company has indicated to the NSW Government that it is prepared to accept this basis of deductibility of the funding payments, if the tax condition relating to the tax exempt status of the SPF can be satisfactorily resolved. However, the ruling in relation to deductibility of contributions does not affect the status of the second tax condition applicable under the Final Funding Agreement (namely that the SPF is tax exempt), which remains unfulfilled. The ATO has in fact issued a notice to the SPF of refusal to endorse the SPF as being tax exempt on the basis that it is a charity. The SPF and the Company have received strong legal advice, including from some of Australia’s leading counsel, that the SPF satisfies the requirements applicable under income tax legislation such that the ATO should endorse the SPF as a charity. At present the SPF and the Company are in further discussions with the ATO seeking to resolve the unsatisfied tax exemption condition precedent. The Company is also in discussions and negotiations with the NSW Government in relation to this condition and the means by which it could be fulfilled, amended or otherwise dealt with in a manner satisfactory to the parties to the Final Funding Agreement. The result of those discussions may be that the tax exemption condition is confirmed, or that it is amended in a manner which is agreed by the parties to the Final Funding Agreement to achieve the objectives set out in the Heads of Agreement described below.
      The recording of the asbestos provision is in accordance with U.S. accounting standards because it is probable that we will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of $742.8 million (A$1.0 billion) at June 30, 2006 is our best estimate of the probable outcome. This estimate is based on the terms of the Final Funding Agreement, which includes an actuarial estimate prepared by KPMG Actuaries as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated.
      If the conditions precedent to the Final Funding Agreement, such as the tax exempt status for the SPF, are not met, we may seek to enter into an alternative arrangement under which we would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change.
      Even if conditions to our funding obligations under the Final Funding Agreement, including the achievement of tax exempt status of the SPF, are not fulfilled, we have determined that it is nevertheless likely that we will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. Our Joint Board has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the Company, it intends to proceed with fair and equitable actions to provide funding which can be applied towards compensating the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if we proceed with an alternative settlement without the assurance of tax exempt status for the SPF, it is likely, as a function of economic reality, that we will have less funds to support payments in respect of asbestos claims. While we continue to hope that the conditions precedent to the Final Funding Agreement will be fulfilled, we have determined that our intention to continue to proceed responsibly in either event makes it appropriate for us to record the asbestos provision in the amounts set forth in the consolidated financial statements.

Key Events During and Since 2001 Leading to the Signing of the Final Funding Agreement

Separation of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60
      In February 2001, ABN 60, formerly known as James Hardie Industries Limited, or JHIL, established the Medical Research and Compensation Foundation, which we refer to as the Foundation, by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products up to 1987.

      The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from February 16, 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 as described below, the Company has no direct legally binding commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation. None of the Foundation, Amaca, Amaba or ABN 60 are parties to the Final Funding Agreement described above, and none of those entities have obtained any directly enforceable rights under that agreement or the related agreements contemplated under that agreement.
      On or about February 15, 2001, ABN 60, Amaca and Amaba entered into a Deed of Covenant and Indemnity which provided that, apart from ABN 60’s limited financial obligations to Amaba and Amaca under the deed, ABN 60 had no further obligations to Amaca or Amaba in connection with their asbestos-related liabilities, and that ABN 60 was indemnified by those entities in the event that ABN 60 incurred or suffered any such liabilities. At all times, including at the time of the establishment of the ABN 60 Foundation, ABN 60 had assets available or was provided with funds to invest so as to be able to meet those obligations.
      On March 31, 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd, which we refer to as the ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. Following the establishment of the ABN 60 Foundation and transfer of shares in ABN 60 to the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. Since that date, the Company has not and currently does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
      Under the Final Funding Agreement and under legislation associated with that agreement described below, it is contemplated that following the establishment of the SPF and as part of the satisfaction of the conditions precedent to the Final Funding Agreement, the Company will, subject to limited exceptions, be entitled to appoint a majority of directors on the board of directors of the SPF, which will in turn be empowered under that legislation to issue certain specified directions to the boards of directors of the Former James Hardie Companies. That legislation also imposes statutory obligations upon the Former James Hardie Companies to comply with such directions, and the NSW Government may require the directors of the trustees of the Foundation and of the ABN 60 Foundation to resign pursuant to powers granted under the James Hardie Former Subsidiaries (Special Provisions) Act 2005.

Potential for Claims Against the Former James Hardie Companies to be Made Against the Company
      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 were not or have not been a part of the Company since the time of establishment of the Foundation and the ABN 60 Foundation, no provision for asbestos-related claims was established in the Company’s consolidated condensed financial statements prior to March 31, 2006.
      The Final Funding Agreement does not confer upon the Former James Hardie Companies any directly enforceable rights against the Company in respect of the funding obligations. Similarly, the Final Funding Agreement does not create any directly enforceable rights in favor of any persons who may have personal injury claims against the Former James Hardie Companies and that agreement does not seek to make the Company or any current member of the James Hardie Group directly liable for damages for personal injury or death in connection with the former manufacture or sale of asbestos products by Amaca, Amaba or ABN 60.

The funding obligations of the Performing Subsidiary and the Company to the SPF will be enforceable by the SPF and, in certain circumstances, directly by the NSW Government.
      Apart from the funding obligations arising under the Final Funding Agreement, it is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits is restricted by legislation enacted by the NSW Government pursuant to the Final Funding Agreement. Although it is difficult to predict the incidence or outcome of future litigation, and thus no assurances as to such incidence or outcome can be given, the Company believes that, in the absence of new legislation or a change in jurisprudence as adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the Company’s liability with respect to such suits if such suits could be successfully asserted directly against the Company is not probable and estimable at this time. This belief is based on the following factors: following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies has been part of the Company and while those companies are proposed to become subsidiaries of the SPF as part of the steps to implement the Final Funding Agreement, neither the SPF nor the Company will thereby assume the liabilities of the Former James Hardie Companies under Australian law; the separateness of corporate entities under Australian law; the limited circumstances in which “piercing the corporate veil” might occur under Australian and Dutch law; the absence of an equivalent under Australian common law of the U.S. legal doctrine of “successor liability;” the effect of the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005 as described further below; and the belief that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the transfers of Amaca, Amaba and ABN 60, the restructure of the Company in 2001, or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
      In New Zealand, where RCI Holdings Pty Ltd owns a subsidiary that formerly manufactured asbestos-containing products, claims have been made against the statutory fund established under New Zealand’s accident compensation regime (rather than against the subsidiary). The relevant legislation at present is the Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ). Where there is cover under this legislation, claims for compensatory damages are barred. Although claims not barred by the legislation could still be brought in some circumstances, any such claims are not currently estimable.
      During the period ended March 31, 2006, the Company has not been a party to any material asbestos litigation and has not made any settlement payments in relation to any such litigation.
      Under U.S. laws, the doctrine of “successor liability” provides that an acquirer of the assets of a business can, in certain jurisdictions and under certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of a contractual arrangement between the acquirer and the seller pursuant to which the acquirer agreed to assume such liabilities.
      The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. Prior to March 2004, the Company leased manufacturing sites from Amaca, a former subsidiary that is now owned and controlled by the Foundation. In addition, the Company purchased certain plant and equipment and inventory from Amaca at fair value in connection with the first phase of the Company’s restructuring. Each of these transactions involved only Australian companies and, accordingly, the Company believes the transactions are governed by Australian laws and not the laws of any other jurisdiction. The Company does not believe these transactions should give rise to the assumption by the Company of any asbestos-related liabilities

(tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.
      Under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of assets if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer otherwise jeopardizes the position of the creditors of the transferor. The Company believes the transfer by ABN 60 of all of the shares of James Hardie N.V., or JH NV, to JHI NV in the 2001 Restructuring will not result in the Company being held responsible as transferee under this rule because, upon the transfer and the implementation of the other aspects of the 2001 Restructuring, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.

Special Commission of Inquiry
      On October 29, 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry, or SCI, to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it would be likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform was desirable in order to assist the Foundation in managing its obligations to current and future claimants.
      On July 14, 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries, the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba may become liable. The Company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed inflation. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation;

•	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions;

•	significant reductions in legal costs through reduced and more abbreviated litigation; and

•	limitation of legal avenues outside of the scheme.
      The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.
      The SCI issued its report on September 21, 2004. The following is a summary of the principal findings of the SCI relating to the Company based on the SCI’s report and other information available to the Company. This summary does not contain all of the findings contained or observations made in the SCI report. It should be noted that the SCI is not a court and, therefore, its findings have no legal force.

Principal Findings in Favor of the Company
      The principal findings in favor of the Company were that:

•	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation (putting this finding conversely, the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

•	there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganization transactions which took place in 2001;

•	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were “speculative;” and

•	the SCI rejected the suggestion that JHI NV had engaged in misleading or deceptive conduct or attempted to pervert the course of justice or obtained court orders by fraud in relation to the 2001 Reorganization due to the fact that neither the reorganization scheme documents prepared in 2001 nor the submissions or materials presented to the court for the 2001 Reorganization referred to the possibility of the partly-paid shares being cancelled (the shares were cancelled in 2003).

Other Principal Findings Relevant to the Company
      The other principal findings relevant to the Company were that:

•	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that the Company met any significant funding shortfall; and

•	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs. Morley and Salter) effectively followed the instructions of JHI NV in relation to the cancellation. As a result, it might be concluded that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI did not find that the ABN 60 directors (including JHI NV as a shadow director) breached their duties in undertaking the cancellation.

Principal Findings Against ABN 60 (formerly called JHIL)
      A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against the Company. For the reasons provided above in this section “Legal Proceedings,” the Company does not believe that it will have any liability under current Australian law if future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.
      The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the SCI did not find that the directors of ABN 60 had breached their duty in canceling the partly-paid shares.
      The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.

Principal Findings Against Mr. Macdonald and Mr. Shafron
      The principal (but non-determinative) findings against Messrs. Macdonald and Shafron pertained to their conduct while officers of ABN 60 in relation to:

•	alleged false and misleading conduct associated with a February 16, 2001 press release, particularly regarding a statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct;

•	allegedly breaching their duties as officers of ABN 60 by encouraging the board of directors of ABN 60 to act on the Trowbridge report, dated February 13, 2001 (which we refer to as the Trowbridge Report), in forming a view that the Foundation would be “fully funded”; and

•	criticisms, falling short of findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge Report, despite (in the SCI’s view) their knowledge of its limitations.

Other Relevant Findings
      The Commissioner noted that he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably the Australian Securities and Investments Commission, or ASIC) to determine whether any further action should be taken in relation to matters which the Commissioner considered, comprised or might be likely to have comprised, contraventions of Australian corporations law. The Commissioner acknowledged that in relation to various of his findings, there was an issue as to whether Amaba or Amaca suffered any loss or damage from the actions reviewed by him but in this regard he did not find it necessary to reach any definitive conclusion.
      The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.

Findings Relating to Funding Shortfall
      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of June 30, 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting principles in the United States. As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion ($2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.
      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.

Events Following the SCI Findings
      The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (which we refer to as the ACTU), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants, which we collectively refer to as the Representatives. The statutory scheme that the Company proposed on July 14, 2004 was not accepted by the Representatives.
      The Company continues to believe that, apart from the obligations it voluntarily assumed under the Final Funding Agreement described herein and as discussed below under the subheading “Interim Funding and

ABN 60 Indemnity,” under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
      Following the release of the SCI report, the Representatives and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions were unsuccessful. The Company’s financial position, results of operations and cash flows were affected by such bans and boycotts, although the impact was not material. The Representatives and others also indicated that they might take actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Pursuant to the Final Funding Agreement, the Representatives agreed to use their best endeavors to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. Such releases did not extend to any new bans or boycotts, if applicable, implemented after the date of signing of the Final Funding Agreement, or to any bans or boycotts which persisted beyond January 1, 2006. The Company is aware of a number of bans or boycotts having been lifted, and is monitoring the progress towards the lifting of a number of remaining bans or boycotts. However, if the conditions precedent to the Final Funding Agreement are not satisfied or if for any other reason that agreement is not implemented, it remains the case that fresh bans or boycotts could be implemented against the Company’s products. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council, comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly-paid shares.” The announcement said that “the laws will effectively enforce the liability (for asbestos-related claims) against the Dutch parent company.”
      On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers), or MINCO, had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and U.S. courts are not required, but that the Australian Government has been involved in communications with Dutch and U.S. authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied or if the otherwise the Final Funding Agreement is terminated by James Hardie, the Company is aware that legislative intervention may ensue, but has no detailed information as to the content of any such legislation.

Heads of Agreement
      On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which was expected to form the basis of a proposed binding agreement under which a subsidiary of the Company would agree to provide, and the Company would guarantee, funding payments to a special purpose fund established to provide funding on a long-term basis to be applied towards meeting proven asbestos-related personal injury and death claims arising from exposure to asbestos occurring in Australia and made in proceedings in an Australian court or tribunal, which we refer to as the Claims, against the Former James Hardie Companies. The Heads of Agreement set out the key principles in a more detailed legally binding agreement.
      Negotiations between the NSW Government and the Company as to the terms of such legally binding agreement continued throughout 2005 and resulted in the execution of the Final Funding Agreement as described herein.

Extension of Heads of Agreement to Cover Baryulgil Claims
      On April 15, 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryulgil community in Australia against Asbestos Mines Pty Ltd, which we refer to as Asbestos Mines, which conducted asbestos-related mining activities in Baryulgil, NSW. Asbestos Mines began mining in Baryulgil in 1944 as a joint venture between Wunderlich Ltd (now Seltsam Ltd, an entity of CSR Ltd) and a former James Hardie subsidiary (now Amaca Pty Ltd). From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Asbestos Mines, which has subsequently been renamed Marlew Mining Pty Ltd, has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd (subsequently renamed Mineral Commodities Ltd). The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims.

Interim Funding and ABN 60 Indemnity
      The Company has previously announced a number of measures in relation to the funding position of the Foundation prior to the Company’s entry into the Final Funding Agreement. On December 3, 2004, and in part as a result of initiatives undertaken by the Company, the Foundation received a payment of A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
      The Company facilitated the payment of such funds by granting an indemnity (under a separate deed of indemnity) to the directors of ABN 60, which it announced on November 16, 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and effective contracts and therefore the Company should not incur liability under this indemnity. The Company has neither received any claim nor made any payments in relation to this indemnity.
      Additionally, on November 16, 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds (in particular, funding available to Amaca and Amaba) had been exhausted. On the basis of updated information provided to KPMG Actuaries by representatives of the Foundation as to the incidence of claims and the current net assets of the Amaca and Amaba, and assuming such incidence of claims continues, the Company considers that it is unlikely that the Foundation funds will be exhausted before the commencement of calendar year 2007.
      On March 31, 2005, the Company announced that it would extend the timing of its commitment to assist the Foundation to obtain interim funding, if necessary, prior to the Final Funding Agreement being finalized in accordance with the updated timetable announced on that date.
      Under the Final Funding Agreement entered into on December 1, 2005, the Company and James Hardie 117 Pty Limited (a subsidiary of the Company) agreed to assist in ensuring that funding is available to Amaca, Amaba and ABN 60, for the purposes of meeting their liabilities in respect of Australian personal injury and death claims arising from exposure to asbestos in Australia. Such funding was agreed to be provided subject to the existing sources of funding of Amaca, Amaba and ABN 60 being exhausted (which, to the Company’s knowledge, has not yet occurred).

      This interim funding commitment was provided for the period from the date of the agreement until the earlier of the date of full implementation of that agreement, or the “condition precedent date,” being June 30, 2006 or such later date as the parties may agree in writing. On several occasions, the Company and the NSW Government have agreed to extend the condition precedent date. Currently the condition precedent date has been set to September 30, 2006 and discussions are currently taking place between the Company and the NSW Government regarding a further extension. The extent and manner of assistance to be provided and the terms and conditions thereof remain to be agreed between the Company and those entities.
      The Company has not recorded a provision for either the indemnity or the potential payments under the interim funding proposal. The Company has not been required to make any payments pursuant to this commitment.
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

Releases From Civil Liability
      The Final Funding Agreement was supplemented by legislation passed by the NSW Government to provide releases to the James Hardie Group and to current and former directors, officers, employees, agents and advisers of James Hardie group members from all civil liabilities in connection with (among other matters) the establishment and funding (or underfunding) of the Foundation as described above, the corporate reorganizations of the James Hardie Group in 2001 and other matters examined by the SCI.
      The full form of the statutory releases is set out in legislation passed by the NSW Parliament and contained in the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005. The term “civil liabilities” is not defined in that legislation and therefore bears its ordinary meaning under Australian law. When introducing that legislation into the NSW Parliament, the Attorney General of New South Wales stated that the legislation was intended to extinguish liabilities for civil penalties for which a compensation order may be imposed under the Corporations Act 2001(Cth), but it was not intended to release the released persons from any other kind of civil penalty orders that may be imposed (including any liabilities for fines, orders banning individuals from being directors, or court declaration that a contravention of a civil penalty provision has occurred). Australian courts may have regard to those statements in determining the scope of civil liabilities released under this legislation, where they consider that the natural and ordinary meaning of “civil liabilities” is ambiguous or obscure.
      That legislation also released certain persons in relation to the entry by JHI NV and the Performing Subsidiary into the Heads of Agreement, the Final Funding Agreement and the Related Agreements and their implementation by the James Hardie Group, and the circumstances giving rise to the same. However, such releases did not affect the obligations of JHI NV and the Performing Subsidiary of their obligation set out in the Final Funding Agreement or Related Agreements.
      The NSW Government has also undertaken to refrain from taking any action inconsistent with such releases and extinguishments. The releases and extinguishments contained in the legislation described above are permanent in relation to all released persons who are natural persons. In relation to companies and other non-natural persons who were released under that legislation, the releases and extinguishments may be suspended by the NSW Government if the Performing Subsidiary is and remains in breach of any obligation to make a funding payment under the Final Funding Agreement or of its obligations not to undertake certain prejudicial specified dealings, and the Performing Subsidiary or the Company has not remedied the breach within three months of the Company having received a notice under the Final Funding Agreement.

Actuarial Study; Claims Estimate
      The Company commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2006. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.52 billion ($1.14 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.08 billion ($2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States.
      In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
      Further, KPMG Actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration), which we refer to as ACS, and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
      Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
      A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$1.0 billion ($0.7 billion) to A$2.5 billion ($1.8 billion) (undiscounted estimates of A$1.8 billion ($1.4 billion) to A$5.3 billion ($3.9 billion) as of March 31, 2006). It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
      The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Final Funding Agreement is approved by all of the necessary parties, including our Board of Directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of March 31, 2006, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion ($2.2 billion). This undiscounted central estimate is net of expected insurance recoveries of A$504.8 million ($379.9 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$65.5 million ($49.3 million) of “by claim” or subrogation recoveries from other third parties.
      Currently, the timing of any potential payments is uncertain because the conditions precedent to the Final Funding Agreement have not been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation with interim funding, which is described above under the subheading “Interim Funding and ABN 60 Indemnity” because the Foundation continues to meet all claims of Amaca and Amaba.

Claims Data
      The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2006 and 2005.

	Years Ended
	March 31,

	2006	2005

Australia	556	712
New Zealand	—	—
Unknown-Court Not Identified(1)	20	36
USA	1	1

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.
      For the years ended March 31, 2006, 2005 and 2004, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended March 31,

	2006		2005		2004

Number of claims filed		346		489		379
Number of claims dismissed		97		62		119
Number of claims settled or otherwise resolved		405		402		316
Average settlement amount per claim	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per claim		$114,322		$116,572		$116,127

	Unknown — Court Not Identified
	Years Ended March 31,

	2006		2005		2004

Number of claims filed		6		7		1
Number of claims dismissed		10		20		15
Number of claims settled or otherwise resolved		12		2		—
Average settlement amount per claim	A$	198,892	A$	47,000	A$	—
Average settlement amount per claim		$149,706		$34,766		$—

	USA
	Years Ended March 31,

	2006		2005		2004

Number of claims filed		—		—		—
Number of claims dismissed		—		3		1
Number of claims settled or otherwise resolved		—		1		—
Average settlement amount per claim	A$	—	A	$228,293	A$	—
Average settlement amount per claim		$—		$168,868		$—

      The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of March 31,

	2006		2005		2004		2003		2002

Number of open claims at beginning of year		749		743		814		671		569
Number of new claims		352		496		380		409		375
Number of closed claims		524		490		451		266		273
Number of open claims at year-end		577		749		743		814		671
Average settlement amount per settled claim	A	$153,236	A	$157,223	A	$167,450	A	$201,200	A	$197,941
Average settlement amount per settled claim		$115,341		$116,298		$116,127		$112,974		$101,603
Average settlement amount per case closed	A	$121,945	A	$129,949	A	$117,327	A	$177,752	A	$125,435
Average settlement amount per case closed		$ 91,788		$ 96,123		$ 81,366		$ 99,808		$ 64,386
      The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003. However, the Final Funding Agreement and associated New South Wales legislation contemplates that the SPF will have both the responsibility for and arrangement of claims against the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the SPF unless a special default or insolvency event arises, as explained further above.
      On October 26, 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Final Funding Agreement, but subject to it being implemented, the Company has obtained similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (which we refer to as the Approved Actuary). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Final Funding Agreement) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.

SCI and Other Related Expenses
      The Company has incurred substantial costs associated with the Special Commission of Inquiry, or SCI, and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

	Years Ended
	March 31,

	2006	2005

	(In millions)
SCI	$—	$6.8
Internal investigation	—	4.9
ASIC investigation	0.8	1.2
Severance and consulting	0.1	6.0
Resolution advisory fees	9.8	6.4
Funding advice	2.9	0.6
Other	3.8	2.2

Total SCI and other related expenses	$17.4	$28.1

      Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.

Australian Securities and Investments Commission Investigation
      ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the Company’s advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerized information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. So far as the Company is aware, individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.
      To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future civil proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
      The Company may incur liability to meet the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, claims have been received from certain current or former officers in relation to the ASIC investigation, and in relation to the examination of these officers by ASIC delegates, the amount of which cannot be assessed at present. In relation to these claims and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Financial Position of the Foundation
      On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW by the Foundation for the appointment of a provisional liquidator to the

Foundation’s subsidiaries were dismissed with the Foundations consent. Such applications have now been rendered unnecessary by the passage of the civil liability release legislation described above.
      The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Winding Up and Administration) Act 2005), parts of which came into force on December 2, 2005 and which will, when fully effective, replace the James Hardie Former Subsidiaries (Special Provisions) Act 2005. That legislation maintains the status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent Australian company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.
      The Company believes it is possible that future costs related to the Company’s implementation of the Final Funding Agreement may be material. The Company does not expect any material additional costs to be incurred in connection with the Special Commission of Inquiry.

Tax Contingencies
      Due to our size and the nature of our business, we are subject to ongoing reviews by the Internal Revenue Service, or IRS, the ATO and other taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.
      In fiscal year 2006, we settled certain tax audits and paid all additional amounts due for the applicable fiscal years and recorded a $20.7 million tax benefit to reduce amounts accrued in excess of all amounts paid.
      In fiscal year 2005, we settled certain tax audits and filed amended income tax returns and paid additional tax for the applicable fiscal years. We recorded a $2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid.
      Relevant tax authorities from various jurisdictions in which we operate are in the process of auditing our respective jurisdictional income tax returns for various ranges of years. Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. We have accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

Australian Taxation Office Assessment
      In March 2006, RCI Pty Ltd, a wholly owned subsidiary of ours, which we refer to as RCI, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total is now A$378.0 million, and comprised the following at March 31, 2006:

	$	A$

	(In millions)
Primary tax after allowable credits	$129.5	A	$172.0
Penalties(1)	32.4		43.0
General interest charges	122.7		163.0

Total amended assessment	$284.6	A	$378.0

(1) Represents 25% of primary tax.
      In late 2005, the Tax Laws Amendment (Improvements to Self Assessment Act (No. 2)) 2005 of Australia, or the ROSA Act, went into effect. Prior to the ROSA Act becoming law, the ATO had the power to amend earlier tax assessments to give effect to a determination under the general anti-avoidance provisions of the tax legislation, Part IVA, within six years after the date on which tax became due and payable under the earlier assessment. The ROSA Act changed this period from six to four years. Unlike the other changes made by the ROSA Act to the ATO’s powers to amend earlier assessments (which apply only to the 2005 and later tax years), the changes to Part IVA operated immediately from royal assent on December 15, 2005. The amended assessment was issued to RCI to give effect to a Part IVA determination after the ROSA Act became law, but was issued after the four year period had expired (although just before the old six year period had expired).
      On June 23, 2006, following negotiation with the ATO regarding payment options for the amended assessment, we were advised by the ATO that, in accordance with the ATO Receivable Policy, the Company is able to make a payment of 50% of the A$378.0 million ($284.6 million), being A$189.0 million ($140.4 million — converted using the assets and liabilities rate at June 30, 2006), and provide a guarantee from James Hardie Industries N.V. in favor of the ATO for the remaining 50% unpaid pending outcome of an appeal against amended assessment. Following enactment of Tax Laws Amendment (2006 Measures No. 3) 2006 of Australia, which we refer to as TLA No. 3, payment of this 50% became due and was paid on July 5, 2006.
      On June 30, 2006, TLA No. 3 was enacted. TLA No. 3 retrospectively ensures that the relevant Part IVA changes only take effect from the 2006 and later tax years. The consequence of TLA No. 3 is that the amended assessment is not invalid.
      We believe RCI’s view of its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amount paid on July 5, 2006 (or any later date) would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. It is our intention to treat this payment as a receivable.
      RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. We and RCI received legal and tax advice at the time of the transaction, during the ATO inquiries and following receipt of the amended assessment. We believe that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Accordingly, at this time, we are unable to determine with any certainty whether any amount will ultimately become payable by RCI. Therefore, we believe that the probable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore we have not recorded a liability as of June 30, 2006 for the remainder of the amended assessment.

      As a result of the amended assessment described above imposed on RCI, it is expected that the free cash flow of the Company and its subsidiaries for the year ended March 31, 2007 will be negative. As a result, no annual payment will be required under the Final Funding Agreement for the financial year ended March 31, 2007, even if the conditions to that agreement are satisfied in full or otherwise dealt with to the satisfaction of the parties thereto before that date. This result arises since each annual payment due under the Final Funding Agreement on July 1 each year is calculated by reference to the free cash flow of the previous full financial year, and is subject to there being positive free cash flow during that financial year and to the operation of a free cash flow cap. However, this cap does not affect the amount of the initial funding to be made under the Final Funding Agreement.
      For further information on the amended ATO assessment, see Item 3, “Key Information — Risk Factors.”

Item 4A.	Unresolved Staff Comments
      None.

Item 5.	Operating and Financial Review and Prospects
      The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, included under Item 18.
Overview
      We intend this discussion to provide information that will assist in understanding our March 31, 2006 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.
      Our results for fiscal year 2006 were substantially affected by a provision of $715.6 million which we recorded, as of March 31, 2006, for estimated future asbestos-related compensation payments. We also incurred significant costs associated with the Special Commission of Inquiry, or SCI, and other related matters during fiscal years 2006 and 2005. Information regarding our asbestos-related matters and the SCI and other related matters can be found in this discussion, Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12 and 20 to our consolidated financial statements in Item 18.
      As we disclosed in our results announcement for the quarter ended June 30, 2006, which we furnished to the SEC on a Form 6-K dated August 25, 2006, we had to increase our asbestos provision by $27.2 million to $742.8 million as of June 30, 2006 as a result of exchange rate movements between the Australian and the U.S. dollars, which significantly affected reported earnings due to the asbestos provision’s denomination in Australian dollars and the fact that our financial results are reported in U.S. dollars. See also, Item 3, “Key Information — Risk Factors.” Because the financial information in this Annual Report on Form 20-F is as of the year ended March 31, 2006, it does not reflect this subsequent event.

The Company and the Building Product Markets
      Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines and Europe. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage.

      We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, fencing, internal linings, facades, floor and tile underlayments, drainage pipes and decorative columns. Our products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.
      Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. These factors were generally favorable during fiscal year 2006, resulting in healthy levels of residential construction and home repair and renovation activity.
Fiscal Year 2006 Key Results
      As of March 31, 2006, we recorded a provision of $715.6 million for estimated future asbestos-related compensation payments (asbestos provision).
      Total net sales increased 23% to $1,488.5 million in fiscal year 2006. However, the asbestos provision resulted in an operating loss of $434.9 million compared to an operating profit of $196.2 million in fiscal year 2005. We reported a loss from continuing operations of $506.7 million because of the asbestos provision.
      Our largest market is North America, where fiber cement is one of the fastest growing segments of the external siding market. During fiscal year 2006, USA Fiber Cement net sales contributed approximately 82% of total net sales, and its operating income was the primary contributor of total Company operating income (before the asbestos provision). Net sales increased due to increased sales volume and a higher average net sales price. Operating (loss) income increased from fiscal year 2005 primarily due to increased sales, which were partially offset by higher unit costs, freight costs and selling, general and administrative expense.
      Asia Pacific net sales contributed approximately 16% of total net sales, and its operating income was the second largest contributor of total Company operating income (before the asbestos provision) in 2006. Net sales increased in fiscal year 2006 in our Australia and New Zealand business, but fell in our Philippines Fiber Cement business. The increase in net sales in our Australia and New Zealand businesses, which was due to favorable exchange rates and increased volume, was partially offset by a reduction in average net sales price. Sales in our Philippines business were adversely affected during fiscal year 2006 by weaker domestic demand and increased competition in export markets. Asia Pacific operating income decreased primarily due to increased costs in Australia.
      Our emerging businesses of Europe Fiber Cement and USA Hardie Pipe continued to make good progress. Our USA Hardie Pipe business reduced its loss compared to last year even though sales volumes were lower. Our Europe Fiber Cement business increased its sales as demand increased. On April 18, 2006, we announced that we would close our Artisan® roofing business. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of $13.4 million was recorded in fiscal year 2006.
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

Accounting for Contingencies
      We account for loss contingencies in accordance with SFAS No. 5, “Accounting for Contingencies,” under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters and the Australian Taxation Office, or ATO, assessment, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12 and 13 to our consolidated financial statements in Item 18.

Accounting for Asbestos-Related Payments
      The amount of the asbestos provision is based on our best estimate of the probable outcome. This estimate, which reflects the terms of the Final Funding Agreement, has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos provision includes cash flows that are undiscounted and uninflated and also includes an allowance for the future operating costs of the special purpose fund, or SPF.
      In estimating the potential financial exposure, KPMG Actuaries have made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
      Further, KPMG Actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration), which we refer to as ACS, and have assumed that it is accurate and complete in all material respects. The actuaries have neither verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
      Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.
      An updated actuarial assessment will be performed as of March 31st each year. Any changes in the estimate will be reflected as a charge or credit to our consolidated statement of operations at that date. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.
      For additional information regarding our asbestos provision, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings,” Item 5, “Operating Review and Prospect” and Notes 12 and 20 to our consolidated financial statements in Item 18.

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

Accounts Receivable
      We evaluate the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales. For additional information regarding our customer concentration, see Item 3, “Key Information — Risk Factors.”

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

Accrued Warranty Reserve
      We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3, “Key Information — Risk Factors.”

Accounting for Income Tax
      We account for income taxes according to SFAS No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2006. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

      Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available and include knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.
      For additional information, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Recent Developments,” and Notes 13 and 20 to our consolidated financial statements in Item 18.
Results of Operations
      In fiscal years 2004 through 2006, there was a significant increase in net sales generated from our USA Fiber Cement operations primarily as a result of demand for our fiber cement products. To meet the increased demand, we have spent $355.5 million in capital investments during fiscal years 2004 to 2006 in this segment.
      The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,

	2006		2005		2004

Net sales:
USA Fiber Cement	$1,218.4	81.9%	$939.2	77.6%	$738.6	75.2%
Asia Pacific Fiber Cement	241.8	16.2	236.1	19.5	219.8	22.4
Other(1)	28.3	1.9	35.1	2.9	23.5	2.4

Total net sales	1,488.5	100.0	1,210.4	100.0	981.9	100.0
Cost of goods sold	(937.7)	(63.0)	(784.0)	(64.8)	(623.0)	(63.4)

Gross profit	550.8	37.0	426.4	35.2	358.9	36.6
Selling, general and administrative expenses	(209.8)	(14.1)	(174.5)	(14.4)	(162.0)	(16.5)
Research and development expenses	(28.7)	(1.9)	(21.6)	(1.8)	(22.6)	(2.3)
SCI and other related expenses	(17.4)	(1.2)	(28.1)	(2.3)	—	—
Impairment of roofing plant	(13.4)	(0.9)	—	—	—	—
Asbestos provision	(715.6)	(48.1)	—	—	—	—
Other operating expense	(0.8)	—	(6.0)	(0.5)	(2.1)	(0.3)

Operating (loss) income	(434.9)	(29.2)	196.2	16.2	172.2	17.5
Interest expense	(7.2)	(0.5)	(7.3)	(0.6)	(11.2)	(1.1)
Interest income	7.0	0.5	2.2	0.2	1.2	0.1
Other (expense) income	—	—	(1.3)	(0.1)	3.5	0.4

(Loss) income from continuing operations before income taxes	(435.1)	(29.2)	189.8	15.7	165.7	16.9
Income tax expense	(71.6)	(4.8)	(61.9)	(5.1)	(40.4)	(4.1)

(Loss) income from continuing operations	$(506.7)	(34.0)%	$127.9	10.6%	$125.3	12.8%

(1)	Includes sales of fiber cement in Chile (fiscal year 2004 through July 2005 only), fiber reinforced concrete pipes in the United States, a roofing pilot plant in the United States and fiber cement operations in Europe. Our Chilean business was sold in July 2005. Our roofing pilot plant ceased operations in April 2006. See Item 4, “Information on the Company — Capital Expenditures and Divestitures” and Note 14 to our consolidated financial statements in Item 18.

      The following table provides a breakdown of our operating (loss) income:

	Fiscal Years Ended March 31,

	2006	2005	2004

	(In millions)
USA Fiber Cement	$342.6	$241.5	$195.6
Asia Pacific Fiber Cement	41.7	46.8	37.6
Research and Development	(15.7)	(17.5)	(17.6)
Other(1)	(26.5)	(11.8)	(15.9)

Total segment operating income	342.1	259.0	199.7
General Corporate	(61.4)	(62.8)	(27.5)
Asbestos provision	(715.6)	—	—

Total operating (loss) income	$(434.9)	$196.2	$172.2

(1)	Includes impairment charge of $13.4 million in fiscal year 2006 related to the closure of our roofing pilot plant. See Item 4, “Information on the Company — Recent Developments.”

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005
      Total Net Sales. Total net sales increased 23% from $1,210.4 million in fiscal year 2005 to $1,488.5 million in fiscal year 2006. Net sales from USA Fiber Cement increased 30% from $939.2 million in fiscal year 2005 to $1,218.4 million in fiscal year 2006 due to continued growth in sales volume and a higher average net sales price. Net sales from Asia Pacific Fiber Cement increased 2% from $236.1 million in fiscal year 2005 to $241.8 million in fiscal year 2006 primarily due to increased higher sales volume in Australia and New Zealand. Other net sales decreased by 19% from $35.1 million in fiscal year 2005 to $28.3 million in fiscal year 2006, with this decline primarily due to the sale of our Chilean flat sheet business in July 2005.
      USA Fiber Cement Net Sales. Net sales increased 30% from $939.2 million in fiscal year 2005 to $1,218.4 million in fiscal year 2006 due to increased sales volume and a higher average net sales price. Sales volume increased 18% from 1,855.1 million square feet in fiscal year 2005 to 2,182.8 million square feet in fiscal year 2006, due mainly to growth in primary demand and a resilient housing market. The average net sales price increased 10% from $506 per thousand square feet in fiscal year 2005 to $558 per thousand square feet in fiscal year 2006 due to price increases for some products that were implemented during fiscal year 2006 and proportionally stronger growth of differentiated, higher-priced products. Despite further modest interest rate increases, we did not experience the expected ’cooling’ of the new housing construction market during fiscal year 2006. New housing construction activity was very strong over the full year as it continued to be buoyed by relatively low interest rates and strong housing prices. Repair and remodeling activity also remained very strong during fiscal year 2006.
      The strong growth in sales volume was across both our interior and exterior product categories and our emerging and established geographic markets, reflecting further market penetration and the healthy new housing and repair and remodeling activity.
      Demand for exterior products continued to grow in all key regions across the United States, and further market share gains were achieved at the expense of alternative materials, mainly vinyl and wood-based siding. There was strong sales growth in differentiated, higher-priced products, as well as in our core products.
      Implementation of our ColorPlus® product business model in the emerging markets continued during fiscal year 2006. The model is aimed at improving the positioning of the ColorPlus® product range of pre-painted products in markets dominated by vinyl siding and increasing revenue and contribution per unit. All phases of the implementation are underway and progressing well. Sales of the ColorPlus® product range as a percentage of exterior product sales in the business’ emerging markets almost doubled over fiscal year 2005. We intend to introduce ColorPlus® products to selected regions of our established markets in fiscal year 2007.
      In the interior products market, sales of both Hardibacker 500® half-inch backerboard and quarter-inch backerboard grew very strongly. We continued to take market share in this category, particularly in the half-inch segment.
      In our established markets, we continued to focus on growth strategies including an increased focus on the repair and remodel segment. Sales in the established markets were slightly affected by the impact of the September 2005 hurricanes that caused considerable damage along the Gulf Coast, particularly in the states of Louisiana and Mississippi. Sales in these states account for less than 5% of total sales of the USA Fiber Cement business.
      At the end of fiscal year 2006, we completed construction of one of the two planned production lines at our new plant in Pulaski, Virginia, and in April 2006, this line commenced commercial production. At the end of fiscal year 2006, we also completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant.
      During fiscal year 2006, we commenced the ramp-up of our new trim line at Peru, Illinois and continued the ramp-up of our new West Coast manufacturing plant at Reno, Nevada. We also began construction of other additional pre-finishing capacity at plants in our emerging markets.
      Asia Pacific Fiber Cement Net Sales. Net sales increased 2% from $236.1 million in fiscal year 2005 to $241.8 million in fiscal year 2006. Net sales in Australian dollars increased 1% due to a 3% increase in the average net sales price, partly offset by a 2% decline in sales volume from 376.9 million square feet in fiscal year 2005 to 368.3 million square feet in fiscal year 2006.
      In our Australia and New Zealand Fiber Cement business, net sales increased 4% from $210.1 million in fiscal year 2005 to $218.1 million in fiscal year 2006, primarily due to favorable currency exchange rates and a 3% increase in sales volume. In Australian dollars, net sales increased 2%. The average net sales price in Australian dollars decreased 1% compared to fiscal year 2005. In Australia, both the residential housing construction and the renovation markets softened, particularly in New South Wales. The increase in sales volume in fiscal year 2006 was due to initiatives designed to grow primary demand for fiber cement and generate further market share in our targeted markets. In the commercial construction sector, activity remained at buoyant levels and, following the execution of the Final Funding Agreement for asbestos-related compensation in December 2005, we began to regain momentum lost through product bans and boycotts imposed during the prior year and a half, particularly in Victoria. We achieved strong sales of our Linea® weatherboards, which were launched in Queensland during the first half of fiscal year 2006, and continued to roll-out our Business Builder Program in all states to help generate primary demand for our products. In addition we launched Aquatectm Wet Area Flooring in Victoria during the third quarter of the fiscal year 2006. In New Zealand, housing construction activity also softened. The growth momentum of Linea® weatherboards continued throughout the year and helped to generate increased primary demand for our products in a weakened market. Linea® weatherboards remain our top selling product in New Zealand.
      In the Philippines, net sales decreased 9% from $26.0 million in fiscal year 2005 to $23.7 million in fiscal year 2006. In local currency, net sales decreased 11% due to a 19% decrease in sales volume partly offset by a 10% increase in the average net sales price. Demand was adversely affected during fiscal year 2006 by weaker domestic construction activity resulting from uncertainty associated with increased domestic political and economic instability, and increased competition in the business’ export markets.
      Other Sales. Other sales include sales of our fiber cement products manufactured in Chile (through July 2005), sales of Hardietm pipe in the United States, our roofing pilot plant in the United States which we closed in April 2006, and fiber cement operations in Europe.
      In our pipes business, net sales fell short against fiscal year 2005. A decrease in sales volume was partly offset by a higher average sales price.

      In our Europe Fiber Cement business, net sales increased in fiscal year 2006 compared to fiscal year 2005 due to stronger demand resulting from increased awareness of the business’ products among builders, distributors and contractors; expansion into new geographic markets; and higher average net sales price.
      Our roofing pilot plant consisted of a small-scale roofing manufacturing plant in Fontana, California opened in 2003. Since then, we undertook production and market trials of a new roofing product in Southern California to quantify the market potential of the new product. On April 18, 2006, we ceased market development initiatives for our roofing product and announced the closure of our roofing plant. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of $13.4 million was recorded in fiscal year 2006. The decision not to proceed with our roofing product was made after we reviewed market testing results and concluded that greater shareholder value would be created by focusing on other market growth initiatives.
      We sold our Chilean business in July 2005 due to its small scale and limited strategic fit.
      Gross Profit. Gross profit increased 29% from $426.4 million in fiscal year 2005 to $550.8 million in fiscal year 2006 due mainly to a strong gross profit improvement in the USA Fiber Cement business. The gross profit margin increased 1.8 percentage points to 37.0% in fiscal year 2006.
      USA Fiber Cement gross profit increased 37% compared to fiscal year 2005 as a result of increases in both sales volume and the average net sales price, partially offset by higher manufacturing costs and freight costs. The gross profit margin increased 2.1 percentage points in fiscal year 2006.
      Asia Pacific Fiber Cement gross profit decreased 5% due to reduced profitability in the Asia Pacific businesses in Australia and the Philippines, which was partly offset by improvements in New Zealand and favorable currency movements. In Australian dollars, gross profit decreased 7% due primarily to increased costs in all the Asia Pacific businesses.
      Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 20% from $174.5 million in fiscal year 2005 to $209.8 million in fiscal year 2006, mainly due to an increase in the accrual for employees’ bonuses to reflect our improved profit performance (before the asbestos provision); increased spending on growth initiatives in the USA Fiber Cement business; and increased professional service fees. As a percentage of sales, SG&A expense decreased 0.3 of a percentage point to 14.1% in fiscal year 2006.
      Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 3% higher at $12.3 million in fiscal year 2006. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs increased 71% to $16.4 million for fiscal year 2006.
      SCI and Other Related Expenses. In February 2004, the Government of New South Wales in Australia established the SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on September 21, 2004, we commenced negotiations with the NSW Government, the Australian Council of Trade Unions, or ACTU, UnionsNSW and a representative of asbestos claimants in relation to our offer to the SCI on July 14, 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiary companies. On December 21, 2004, we entered into a Heads of Agreement with the above parties to establish and fund an SPF to provide funding for these claims on a long-term basis. We subsequently entered negotiations with the NSW Government on a binding agreement that we intend to put to shareholders for approval. On December 1, 2005, the Company and the NSW Government signed the Final Funding Agreement, or FFA. The Final Funding Agreement is subject to certain conditions precedent, including the tax exempt status of the SPF and its approval by our lenders and shareholders.
      Costs incurred associated with the SCI and other related expenses totaled $17.4 million in fiscal year 2006 compared to $28.1 million in fiscal year 2005.

      Further information on the SCI and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company  — Legal Proceedings” and Notes 12 and 20 to our consolidated financial statements in Item 18.
      Asbestos Provision. The recording of the asbestos provision is in accordance with U.S. accounting standards because we have determined that it is probable that we will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of $715.6 million (A$1.0 billion) as of March 31, 2006 is our best estimate of the probable outcome as of that date. This estimate may change under alternative arrangements such as those discussed in the next paragraph. This estimate is based on the terms of the Final Funding Agreement, which includes an actuarial estimate prepared by KPMG Actuaries, at March 31, 2006 of the projected future cash outflows, undiscounted and uninflated.
      Conditions Precedent Under Discussion with the ATO. On June 23, 2006, the ATO advised us that it has refused to endorse the SPF as a tax concession charity (which is required for it to be exempt from income tax and other federal taxes), arguing that, in its opinion, the scope of its activities under the Trust Deed and the Final Funding Agreement does not meet current legislative requirements for such an endorsement. The SPF and the Company have received strong legal advice, including from some of Australia’s leading counsel, that the SPF satisfies the requirements applicable under income tax legislation such that the ATO should endorse the SPF as a charity. At the time of filing this report, the Company is in further discussions with the ATO and is in discussions and negotiations with the NSW Government, seeking to resolve this unsatisfied condition precedent to the Final Funding Agreement and the means by which it could be fulfilled, amended or otherwise dealt with in a manner satisfactory to the parties to the Final Funding Agreement.
      On June 29, 2006, the ATO issued a ruling to us to the effect that our contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. The ruling issued by the ATO provides deductibility over a five-year period from the date of contribution, whereas the condition precedent in the Final Funding Agreement provides for deductibility of contributions in the year incurred. The Company has indicated to the NSW Government that it is prepared to accept this basis of deductibility of the funding payments, if the tax condition relating to the tax exempt status of the SPF can be satisfactorily resolved.
      Intention to Make Payments to Asbestos Claimants. Even if conditions to our funding obligations under the Final Funding Agreement are not fulfilled, we have determined that it is nevertheless likely that we will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. Our Joint Board has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the Company, it intends to proceed with fair and equitable actions to compensate the injured parties. Any such alternative settlement would require lender and shareholder approval. However, if we proceed with an alternative settlement without the current conditions precedent being met, it is likely, as a function of economic reality, that we will have less funds to support payments in respect of asbestos claims. While we continue to hope that the conditions precedent to the Final Funding Agreement will be fulfilled, we have determined that our intention to proceed responsibly in either event makes it appropriate for us to record the asbestos provision in the amounts set forth in the financial statements.
      Further information on the asbestos provision, the SCI, and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12 and 20 to our consolidated financial statements in Item 18.
      Operating Income. Operating income decreased from $196.2 million profit in fiscal year 2005 to a loss of $434.9 million for fiscal year 2006. Operating income includes the asbestos provision of a $715.6 million, SCI and other related expenses of $17.4 million, and an asset impairment charge of $13.4 million relating to the closure of our roofing pilot plant.
      USA Fiber Cement operating income increased 42% from $241.5 million in fiscal year 2005 to $342.6 million in fiscal year 2006. The increase was due to increased sales volume and higher average net sales price, partially offset by higher unit costs, freight costs and SG&A expenses. The operating income margin was 2.4 percentage points higher at 28.1%.
      Asia Pacific Fiber Cement operating income decreased 11% from $46.8 million in fiscal year 2005 to $41.7 million in fiscal year 2006 due to a reduced profit performance in both our Australia and New Zealand, and Philippines businesses. The operating income margin was 2.6 percentage points lower at 17.2%. Australia and New Zealand Fiber Cement operating income decreased 8% from $42.4 million in fiscal year 2005 to $38.9 million in fiscal year 2006. In Australian dollars, our Australia and New Zealand business operating income fell by 10% due to increased costs in Australia, which was partially offset by increased sales volume in Australia and New Zealand. The operating income margin was 2.4 percentage points lower at 17.8%. The Philippines Fiber Cement business recorded a decrease in operating income due to the impact of weaker domestic construction activity on demand for its products, as well as increased competitive activity in its export markets.
      Our USA Hardie Pipe business reduced its operating loss in fiscal year 2006 compared to fiscal year 2005.
      Our Europe Fiber Cement business incurred an operating loss in fiscal year 2006 as it continued to build net sales.
      Following a review of the results of our roofing product trials in California, we announced on April 18, 2006 that the pilot plant was to close. Following a review of the carrying value of the assets related to this operation, an asset impairment charge of $13.4 million was recorded.
      The Chilean Fiber Cement business was sold in July 2005.
      General corporate costs decreased by $1.4 million from $62.8 million in fiscal year 2005 to $61.4 million in fiscal year 2006. There was a decrease of $10.7 million in SCI and other related expenses, a $0.7 million loss in fiscal year 2005 on the sale of land owned in Sacramento, which did not recur in fiscal year 2006, and a reduction of $3.5 million in the cost of the Australian companies’ defined benefit pension scheme. These decreases were partly offset by a $8.6 million increase in employee bonus plan expense, a $3.5 million increase in employee share-based compensation expense from stock options and from stock appreciation rights, primarily caused by an increase in the Company’s share price, and an increase in other general costs of $1.4 million.
      Net Interest Expense. Net interest decreased by $4.9 million to $0.2 million in fiscal year 2006. The decrease in interest expense was primarily due to our being in a positive net cash position for the majority of fiscal year 2006.
      Income Tax Expense. Income tax expense increased $9.7 million from $61.9 million in fiscal year 2005 to $71.6 million in fiscal year 2006. The increase in expense was due to an increase in profits and the geographic mix of earnings. This was partially offset by a reduction in the income tax reserves in the U.S. arising as a result of the finalization of certain tax audits during fiscal year 2006.
      Income from Continuing Operations. Income from continuing operations decreased from a profit of $127.9 million in fiscal year 2005 to a loss of $506.7 million in fiscal year 2006. Income from continuing operations in fiscal year 2006 includes $715.6 million relating to the booking of the asbestos provision, an impairment charge of $13.4 million ($8.0 million, after tax) relating to the closure of our roofing pilot plant, SCI and other related expenses of $17.4 million ($16.5 million, after tax) and a write-back of tax provisions of $20.7 million.

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004
      Total Net Sales. Total net sales increased 23% compared to fiscal year 2004, from $981.9 million in fiscal year 2004 to $1,210.4 million in fiscal year 2005. Net sales from USA Fiber Cement increased 27% from $738.6 million in fiscal year 2004 to $939.2 million in fiscal year 2005 due to continued strong growth in sales volumes and a higher average net sales price. Net sales from Asia Pacific Fiber Cement increased 7% from $219.8 million in fiscal year 2004 to $236.1 million in fiscal year 2005 due to increased sales volumes and favorable foreign currency movements. Net sales from other operations (see footnote 2 to the chart in Item 3, “Key Information — Selected Financial Data”) increased 49% from $23.5 million in fiscal year 2004 to $35.1 million in fiscal year 2005 as the Chilean flat sheet business, the USA Hardie Pipe business and Europe Fiber Cement business continued to grow.
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
      We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets. Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® siding panels, the ColorPlus® collection of pre-painted siding and Harditrim® XLD® planks. There were further market share gains in the interior products market, with sales of Hardibacker 500® half-inch backerboard up strongly compared to fiscal year 2004.
      The average net sales price increased 4% from $486 per thousand square feet in fiscal year 2004 to $506 per thousand square feet in fiscal year 2005. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim® planks, vented soffit and the ColorPlus® collection of products, and price increases for some products that became effective on July 1, 2004 and January 1, 2005.
      Our West Coast manufacturing capacity increased during fiscal year 2005 with the addition of our new fiber cement plant in Reno, Nevada. The plant began producing product in the fourth quarter of fiscal year 2005 and its ramp-up is progressing well. At fiscal year end 2005, we were in pre-production with our new 160 million square foot trim line in Peru, Illinois. Also, during fiscal year 2005, we added pre-finishing capacity in Peru, Illinois and we began construction of a plant in Pulaski, Virginia.
      Asia Pacific Fiber Cement Net Sales. Net sales increased 7% from $219.8 million in fiscal year 2004 to $236.1 million in fiscal year 2005. Net sales increased 1% in Australian dollars. Sales volume increased 4% from 362.1 million square feet in fiscal year 2004 to 376.9 million square feet in fiscal year 2005.
      In our Australia and New Zealand Fiber Cement business, net sales increased 8% from $195.5 million in fiscal year 2004 to $210.1 million in fiscal year 2005 due to a higher average net sales price and favorable foreign currency movements. In Australian dollars, net sales increased 1%. Sales volumes decreased from 284.2 million square feet in fiscal year 2004 to 283.3 million square feet in fiscal year 2005 primarily due to weaker market conditions in Australia and the impact of product bans and boycotts in Australia connected with the SCI and release of the SCI report. In Australia, new residential housing activity improved early in fiscal year 2005 led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early in fiscal year 2005. However, both new residential housing and renovations activity softened over fiscal year 2005. In New Zealand, new residential housing activity was robust in the first half of fiscal year 2005 but softened slightly during the second half of fiscal year 2005. Sales of our Linea® weatherboards continued to grow strongly. The average net sales price increased 1% in Australian dollars. During fiscal year 2005 we launched Eclipsa® eaves lining, a new pre-painted eave product, across Australia. Eclipsa® eaves lining offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favorably by builders.
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
      Other Sales. Other sales include sales of our fiber cement products manufactured in Chile, sales of Hardietm pipe in the United States, our roofing operations in the United States, and fiber cement operations in Europe.
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
      In June 2003, we completed construction and began production trials at our roofing pilot plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California. Our roofing business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity. Our Artisan® roofing product, made from a new lightweight concrete roofing technology, has now been launched in all our targeted markets in California.
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

      Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 8% compared to fiscal year 2004, from $162.0 million to $174.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the year were 2.1 percentage points lower at 14.4%.
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
      SCI and Other Related Expenses. In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Foundation was established and the corporate reorganizations which led to and followed the establishment of the Foundation. Shortly after release of the SCI report on September 21, 2004, we commenced negotiations with the NSW Government, the ACTU, UnionsNSW and a representative of asbestos claimants in relation to our offer made to the SCI on July 14, 2004 to provide funds voluntarily for proven Australian-based asbestos-related injury and death claims against certain former James Hardie Group Australian subsidiaries. On December 21, 2004, we entered into a Heads of Agreement with the above parties to establish and fund a SPF to provide funding for these claims on a long-term basis. We have subsequently entered into negotiations with the NSW Government on an agreement that, when completed, we expect to be put to shareholders for approval.
      Costs incurred during fiscal year 2005 associated with the SCI and other related matters totaled $28.1 million and included: $6.8 million related to the SCI; $4.9 million related to the internal investigation conducted by independent legal advisers, consistent with U.S. securities regulations, of the impact on our financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no adverse impact on our 2004 financial statements); $1.2 million related to the Australian Securities and Investments Commission, or ASIC, investigation into the circumstances surrounding the creation of the Foundation; $6.4 million for resolution advisory services; $6.0 million in severance and consulting payments to former executives; and $2.8 million for other matters.
      Further information on the SCI and other related matters can be found in Item 3, “Key Information — Risk Factors” and Item 4, “Information on the Company — Legal Proceedings” And Note 13 to our consolidated financial statements in Item 18.
      Other Operating Expenses. Other operating expenses of $6.0 million in fiscal year 2005 relate to a settlement loss of $5.3 million for an employee retirement plan and a loss on the sale of land in Sacramento, California. The retirement of a significant number of participants in the employee retirement plan resulted in a requirement under SFAS No. 88 to recognize and accelerate the amortizing of an actuarial loss for the plan. The other operating expense amount in fiscal year 2004 of $2.1 million mainly reflects an increase in cost provisions for our Australia and New Zealand business.
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
      General corporate costs increased $35.3 million from $27.5 million in fiscal year 2004 to $62.8 million in fiscal year 2005. This increase was primarily due to $28.1 million of SCI and other related expenses, a settlement loss of $5.3 million related to an employee retirement plan, a $0.7 million loss on sale of land owned in Sacramento, California and a net increase in other general corporate costs. Additionally, in the fiscal year 2004, we booked a reversal of an excess provision of $1.6 million related to a vendor dispute that we settled favorably that did not recur in fiscal year 2005. These increases were partially offset by a $2.5 million decrease in employee bonus plan expense and a $3.0 million decrease in employee share-based compensation expense from stock appreciation rights primarily caused by a decrease in our share price.
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

Discontinued Operations
      In total, we recorded neither income nor a loss from discontinued operations in fiscal year 2006, a loss of $1.0 million in fiscal year 2005 and income of $4.3 million in fiscal year 2004. The amount in fiscal year 2005 relates primarily to additional costs associated with the sale of New Zealand land in March 2004 and the settlement of a dispute associated with a former business. The amount for fiscal year 2004 primarily includes a favorable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses. See Note 14 to our consolidated financial statements included in Item 18 for additional information about the results of our discontinued operations.

Building Systems
      On May 30, 2003, we sold our New Zealand Building Systems business to a third party. We recorded a gain of $1.9 million representing the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale comprised cash of $5.0 million and a note receivable in the amount of $1.7 million. As of March 31, 2005, the $1.7 million note receivable had been collected in full.

ABN 60
      Following the establishment of the ABN 60 Foundation and transfer of the shares in ABN 60 to the ABN 60 Foundation, we no longer own any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of us. Since that date, we have not and currently we do not control the activities of ABN 60 or ABN 60 Foundation in any way. Other than as described in Note 12 to our consolidated financial statements in Item 18, we have no economic interest in ABN 60 or ABN 60 Foundation and we have no right to dividends or capital distributions made by the ABN 60 Foundation. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie Group subsidiary companies and to the potential liabilities more fully described in Notes 12 and 20 to our consolidated financial statements in Item 18, we do not believe we will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, we recorded a loss on disposal of $0.4 million, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of the ABN 60 Foundation. Also see “Legal Proceedings” and Notes 12 and 14 to our consolidated financial statements included below in Item 18.
      Under the terms of a Deed of Covenant, Indemnity and Access entered into by JHI NV and ABN 60 at or around this time, the ABN 60 Foundation was established, JHI NV agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60 in relation to any acts or omissions of ABN 60 or its directors and officers, which occurred prior to the transfer of ABN 60 to the ABN 60 Foundation. The indemnity is uncapped and the term of the indemnity is in perpetuity. We believe that the likelihood of any material non asbestos-related claims occurring which would result in a call on this indemnity is remote. As such, we have not recorded a liability for the indemnity. We have not pledged any assets as collateral for such indemnity.
      Also under the terms of that Deed of Covenant, Indemnity and Access, Amaca, Amaba and ABN 60 agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities incurred by them as a result of the acts or omissions of ABN 60 prior to establishing the ABN 60 Foundation. Amaca and Amaba provided similar indemnities under the Deed of Covenant and Indemnity entered into with ABN 60, which included indemnities in favor of JHI NV and its related entities. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes asbestos-related claims that may arise associated with the manufacturing activities of those companies.

      Our liability under or in connection with the indemnities described above may potentially be mitigated or otherwise affected by the releases from civil liability described under the heading “Releases from Civil Liability” in Item 4, “Information on the Company — Legal Proceedings.” However, we have taken the view to date that such legislation does not ameliorate our liability with respect to those indemnities.

Disposal of Chile Business
      In June 2005, we approved a plan to dispose of our Chile Fiber Cement business to Compañía Industrial El Volcan S.A, which we refer to as Volcan. The sale closed on July 8, 2005. The Company received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million. This loss on disposal is included in other operating expense in our consolidated statements of operations.
      As part of the terms of the sale of the Chile Fiber Cement business to Volcan, we entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first and second year of the contract amounts to a purchase commitment of approximately $2.8 million and $2.1 million, respectively. As this contract qualifies as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the results of operations and loss on disposal of the Chile Fiber Cement business are included in our income from continuing operations. See Note 14 to our consolidated financial statements included in Item 18 for additional information about the results of the disposal of our Chile Fiber Cement business.
Impact of Recent Accounting Pronouncements

Inventory Costs
      In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin, or ARB, No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material impact on our consolidated financial statements.

American Jobs Creation Act
      In October 2004, the President of the United States signed into law the American Jobs Creation Act (which we refer to as the Act). The Act allows for a U.S. federal income tax deduction for a percentage of income earned from certain U.S. production activities. Based on the effective date of the Act, we were eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position, FSP, No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (which we refer to as SFAS No. 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP No. 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No. 109. The adoption of this standard did not have a material impact on our consolidated financial statements.
      The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP No. 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. The adoption of this standard did not have a material effect on our consolidated financial statements.

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

Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (which we refer to as SFAS No. 123R). SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognized in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after June 15, 2005. We adopted SFAS No. 123 in fiscal year 2003 and do not expect the adoption of SFAS No. 123R, which will occur in the first quarter of fiscal year 2007, to have a material effect on our consolidated financial statements.

Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FASB Interpretation No. 47, or FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Accounting Changes and Error Corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

Uncertain Tax Positions
      In June 2006, the FASB issued Interpretation No. 48, or FIN 48, entitled “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt the provisions of FIN 48 effective April 1, 2007. We have not yet determined the effect of the adoption of FIN 48 on our financial position or results of operations.
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
      We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources. We expect that cash commitments arising from the Final Funding Agreement will be met either from cash generated by our operating activities or, should this prove insufficient, from borrowings under our existing credit facilities.
      We had cash and cash equivalents of $315.1 million as of March 31, 2006. At that date, we also had credit facilities totaling $476.7 million, of which $302.7 million was outstanding. The credit facilities are all non-collateralized and as of March 31, 2006 consisted of the following:

	At March 31, 2006

	Effective		Principal
Description	Interest Rate	Total Facility	Outstanding

	(In millions)
US$ notes, fixed interest, repayable annually in varying tranches from November 2006 through November 2013	7.16%	$121.7	$121.7
US$ 364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2007	5.41%	110.0	81.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2006	5.27%	245.0	100.0

Total		$476.7	$302.7

      As of March 31, 2006 we had net cash of $12.4 million, compared with net debt of $45.8 million as of March 31, 2005, an increase of $58.2 million.
      Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which mature in June 2007, and term facilities in the amount of $245.0 million, which mature in December 2006. The maturity dates of the $110.0 million 364-day facilities and $245.0 million term facilities were extended from December 2006 and June 2006, respectively, in June 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the U.S.-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During fiscal year 2006, the Company paid $0.7 million in commitment fees. As of March 31, 2006, $181.0 million was drawn under the combined facilities and $174.0 million was available.
      In March 2006, our wholly owned subsidiary RCI received an amended assessment from the ATO of A$412.0 million ($310.0 million). The assessment was subsequently amended to A$378.0 million ($284.6 million).
      RCI is appealing the amended assessment and may incur substantial legal and other expenses in pursuing this appeal. On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($140.4 million — converted using the assets and liabilities rate at June 30, 2006) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges will be due October 15, 2006 in respect of the quarter ending September 30, 2006. These payments will reduce our liquidity. We believe that RCI’s view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of March 31, 2006, we had not recorded any liability for the amended assessment. For more information, see Note 13 to our consolidated financial statements in Item 18.
      Additionally, if the conditions precedent to the full implementation of the Final Funding Agreement, including lender approval, are satisfied, the maturity date of the $245.0 million facilities will be automatically extended until June 2010.
      As a result of recording the asbestos provision at March 31, 2006, and the Supervisory Board’s approval on May 12, 2006 of the recording of this provision, we would not have been in compliance with certain of the restrictive covenants in respect of the U.S.-dollar non-collateralized notes. However, under the terms of the non-collateralized notes agreement, prepayment of these notes was permitted, and on April 28, 2006 we issued a notice to all noteholders to prepay in full all outstanding notes on May 8, 2006. On that date, the U.S.-dollar non-collateralized notes were prepaid in full, including a make-whole payment of $6.0 million. In the fourth quarter of fiscal year 2006, $181.0 million was drawn down on the credit facilities in anticipation of the prepayment of the U.S.-dollar non-collateralized notes as described above.
      The Company anticipates being able to meet its payment obligations from:

•	existing cash and unutilized committed facilities;

•	net operating cash flow during the current year;

•	an extension of the term of existing credit facilities; and

•	the addition of proposed new funding facilities.
      However, if the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied or dealt with in a manner acceptable to all parties to the Final Funding Agreement, we may not be able to renew our credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. See Item 3, “Key Information — Risk Factors.”
      If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet our future cash flow requirements. Nevertheless, we believe we will have sufficient funds to meet our working capital and other cash requirements for at least the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year.
      At March 31, 2006, our management believes that we were in compliance with all restrictive covenants contained in the non-collateralized notes and credit facility agreements. Under the most restrictive of these covenants, we are required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and are limited in how much we can spend on an annual basis in relation to asbestos payments to Amaca, Amaba or ABN 60.

Cash Flow — Year Ended March 31, 2006 compared to Year Ended March 31, 2005
      Net operating cash inflows increased by 9% from $219.8 million in fiscal year 2005 to $240.6 million in fiscal year 2006 primarily due to the improved operating performance of the business, offset by increases in operating assets.
      Net cash used in investing activities increased from $149.8 million in fiscal year 2005 to $154.0 million in fiscal year 2006 as we continued to invest in increasing our production capacity. The increase in capital expenditure was partially offset by $8.0 million net proceeds from the sale of our Chilean flat sheet business in July 2005.

      Net cash provided by investing activities increased from a utilization of $27.6 million in fiscal year 2005 to $116.5 million in fiscal year 2006 due to the drawdown of $181.0 million on our term facilities in preparation for the prepayment of the U.S.-dollar non-collateralized notes on May 8, 2006, and an increase in proceeds from issuance of shares of $16.1 million. This increase was offset by an increase of $32.2 million in dividend payments and a $20.0 million increase in loan repayments.

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

Capital Requirements and Resources
      Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
      During each fiscal year in the three year period ended March 31, 2006, our continuing businesses generated cash in excess of our capital requirements. As we continue expanding our fiber cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. During fiscal year 2007, we expect to spend a significant amount on capital expenditures that include facility upgrades, new facility construction, and implementation of new fiber cement technologies. We plan to fund any cash flow shortfalls that we may experience due to payments that may be made under the Final Funding Agreement and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of $315.1 million at March 31, 2006, and cash that we anticipate will be available to us under credit facilities.
      On December 1, 2005, we announced that we, the NSW Government and James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, had entered into a Final Funding Agreement to provide long-term funding to a SPF that will provide compensation for Australian asbestos-related personal injury claims against the former James Hardie Australian subsidiaries arising from exposure to asbestos in Australia. The Final Funding Agreement is subject to a number of conditions precedent, including our being satisfied with the tax treatment of the proposed funding arrangements and receiving approval of our lenders and shareholders. As of March 31, 2006, we recorded a provision for estimated future asbestos-related compensation payments (asbestos provision) of $715.6 million. The booking of this asbestos provision is based on the Company’s assumption that the conditions precedent to the effectiveness of the Final Funding Agreement will be fulfilled, including the achievement of tax deductibility of payments to the SPF, and the SPF being exempt from tax. If these conditions are not fulfilled or otherwise dealt with in a manner acceptable to the parties to the Final Funding Agreement, we are likely to propose an alternative settlement, in which case the amount of the provision may be adjusted to reflect the funds available for contribution by us under such an alternative settlement. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. See Item 4, “Information on the Company — Legal Proceedings.”
      Currently, the timing of any potential payments is uncertain because the conditions precedent to the Final Funding Agreement have not been satisfied. If the conditions precedent to the Final Funding Agreement are satisfied, we expect to make an initial payment of approximately A$154 million (equal to estimated asbestos claims to be paid over the next three years less existing cash of the Foundation), although given the delays in implementing the Final Funding Agreement this amount may be recalculated to take into account the latest available claims data. We believe that the cash and cash equivalents that we currently have on hand and funds from credit facilities that we anticipate will be available, will be sufficient to fund the initial payment. Additionally, we anticipate that the Final Funding Agreement will require us to make annual payments to fund asbestos claims.
      On June 23, 2006, the ATO advised us that it has refused to endorse the SPF as a tax concession charity (which is required for the SPF to be exempt from tax), arguing that, in its opinion, the scope of its activities under the Trust Deed and the Final Funding Agreement does not meet current legislative requirements for such an endorsement. The SPF and the Company have received strong legal advice, including from some of Australia’s leading counsel, that the SPF satisfies the requirements applicable under income tax legislation such that the ATO should endorse the SPF as a charity. At the time of filing this report, the Company is in further discussions with the ATO and is in discussions and negotiations with the NSW Government, seeking to resolve this unsatisfied condition precedent to the Final Funding Agreement and the means by which it could be fulfilled, amended or otherwise dealt with in a manner satisfactory to the parties to the Final Funding Agreement.
      On June 29, 2006, the ATO issued a ruling to us to the effect that our contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006. The ruling issued by the ATO provides deductibility over a five-year period from the date of contribution, whereas the condition precedent in the Final Funding Agreement provides for deductibility of contributions in the year incurred. The Company has indicated to the NSW Government that it is prepared to accept this basis of deductibility of the funding payments, if the tax condition relating to the tax exempt status of the SPF can be satisfactorily resolved.
      Costs incurred in satisfying the conditions precedent related to Final Funding Agreement may be significant and will negatively impact our cash generated from operations over the short-term. We anticipate that our cash flows from operations, net of estimated payments that may be made under the Final Funding Agreement, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $315.1 million at March 31, 2006, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
      We expect to rely primarily on increased market penetration of our products and increased profitability from a more favorable product mix to generate cash to fund our long-term growth. Historically, our products have been well-accepted by the market and our product mix has changed towards higher-priced, differentiated products that generate higher margins.
      We have historically reinvested a portion of the cash generated from our operations to fund additional capital expenditures, including research and development activities, which we believe have facilitated greater market penetration and increased profitability. Our ability to meet our long-term liquidity needs, including our long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.
      We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts, the level of housing prices and household net worth. We believe that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently relatively strong renovation and remodel markets for our products. Over the past several years, favorable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures in the United States. However, increases in interest rates during 2005 and 2006 may cause a levelling-off or decrease in new housing starts over at least the short-term. We expect that business derived from current U.S. forecasts of new housing starts and continued healthy renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and current levels of revenue and profitability and therefore decrease our liquidity and our ability to generate sufficient cash from operations to meet our capital requirements. During calendar years 2005 and 2006, U.S. home mortgage interest rates steadily increased and, along with continued housing price increases, the U.S. housing affordability index has decreased. We believe that these economic factors, along with others, will cause a slowdown in growth of U.S. new housing construction over the short-term, which may reduce demand for our products.
      Pulp and cement are primary ingredients in our fiber cement formulation, which have been subject to price volatility, affecting our working capital requirements. See Item 3, “Key Information — Risk Factors.” Cement prices increased in fiscal year 2006. Pulp prices increased in fiscal year 2005 and the increase continued during fiscal year 2006. We expect that cement prices will remain high in the short-term. In addition, it is possible that pulp prices will also fluctuate. To minimize additional working capital requirements caused by rising pulp or cement prices, we may seek to enter into contracts with suppliers for the purchase of pulp or cement that could fix our pulp or cement prices over the longer-term. However, if pulp or cement prices do not continue to rise, cash generated from our operations may be negatively impacted if pulp or cement pricing is fixed over the longer-term.
      Freight costs have increased primarily due to continued higher fuel prices. We expect fuel costs to remain higher, which will increase our working capital requirements as compared to fiscal year 2006.
      The collective impact of the foregoing factors, and other factors, including those identified in Item 3, “Key Information — Risk Factors,” may affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to reduce or eliminate dividend payments, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures
      Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2006, 2005 and 2004 were $162.8 million, $153.0 million and $74.1 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.
      Significant capital expenditures in fiscal year 2006 included (i) completion of the first line at our new Pulaski, Virginia plant and (ii) the continued implementation of our ColorPlus® product strategy. This strategy includes constructing additional ColorPlus® coating capacity inside our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant. In addition, we began construction on new ColorPlus® coating lines at our Reno, Nevada and Pulaski, Virginia plants. Significant capital expenditures in fiscal year 2005 included the completion of our new Reno, Nevada plant and the construction of a new trim line at our Peru, Illinois plant.
      Significant capital expenditures in fiscal year 2004 included the completion of: (i) an upgrade to our Blandon, Pennsylvania plant; (ii) a panel production line at our Waxahachie, Texas plant; (iii) a new pre-finishing line at our Peru, Illinois plant; and (iv) a roofing pilot plant in Fontana, California. In addition, in fiscal year 2004 we began construction on a new green-field fiber cement plant in Reno, Nevada and on a new trim line at our Peru, Illinois plant. See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”

Contractual Obligations
      The following table summarizes our significant contractual obligations at March 31, 2006:

	Payments Due

		During Fiscal Year Ending March 31,

	Total	2007	2008 to 2009	2010 to 2011	Thereafter

	(In millions)
Long-term Debt(1)	$121.7	$121.7	$—	$—	$—
Interest on Long-term Debt	10.4	10.4	—	—	—
Operating Leases	142.8	15.8	26.3	22.0	78.7
Purchase Obligations(2)	22.2	22.2	—	—	—

Total	$297.1	$170.1	$26.3	$22.0	$78.7

(1)	Under the terms of the U.S.-dollar non-collateralized notes agreement (fixed-rate debt), prepayment was permitted and on April 28, 2006, we issued a notice to all noteholders to prepay in full all outstanding notes on May 8, 2006. On May 8, 2006, the U.S.-dollar non-collateralized notes were prepaid in full, including a make-whole payment of $6.0 million.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. Purchase obligations listed above primarily represent commitments for capital expenditures, the majority of which relate to the construction of the plant we are building in Pulaski, Virginia.
      The table above does not include amounts related to our future funding obligations for our Australian defined benefit plan. We estimate that our pension plan funding will be approximately $1.4 million for fiscal year 2007. Projected payments beyond fiscal year 2007 are not currently determinable. See also Note 7 to our consolidated financial statements in Item 18.
      The table above does not include any amounts related to funding obligations that might arise from asbestos-related matters discussed under Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12 and 20 to our consolidated financial statements in Item 18. Although we have recorded an asbestos provision at March 31, 2006 of $715.6 million, conditions precedent to the Final Funding Agreement have not been met. If conditions precedent to the Final Funding Agreement are not met, we may seek to enter into an alternative arrangement under which we would make payments for the benefit of asbestos claimants. Under alternative arrangements, this estimate may change. Depending on future developments, the impact of future cash funding obligations is significant and our financial position, results of operations and cash flows would be materially adversely affected and our ability to pay dividends would be impaired. In addition, the table above does not include any amounts related to the amended Australian income tax assessment discussed under Note 13 to our consolidated financial statements in Item 18. We have not established a provision for the amended assessment because at this time such liabilities are not probable. RCI is appealing the amended assessment and may incur substantial legal and other expenses in pursuing this appeal. On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($140.4 million — converted using the assets and liabilities rate at June 30, 2006) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges will be due October 15, 2006 in respect of the quarter ending September 30, 2006. These payments will reduce our liquidity. In addition, if we are unsuccessful in our appeal, we would be required to pay the entire assessment, in which case, our financial position, liquidity and cash flow will be materially and adversely affected.
      See Notes 9 and 12 to our consolidated financial statements in Item 18 for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
      As of March 31, 2006 and 2005, we did not have any material off-balance sheet arrangements.
Inflation
      We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2006, 2005 or 2004.
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
Research and Development
      For fiscal years 2006, 2005 and 2004, our expenses for research and development were $28.7 million, $21.6 million and $22.6 million, respectively.
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
      For more information on our research and development efforts, see Item 4, “Information on the Company — Research and Development.”
Outlook
      New housing construction in North America is slowing. The National Association of Home Builders, or NAHB, currently predicts housing starts will continue to slow gradually with higher long-term rates through the end of calendar year 2006 to the middle of calendar year 2007.
      In a June 14, 2006 report, Chief Economist David Seiders at the NAHB, noted: “The ‘moderate’ and ‘orderly’ housing slowdown appears to be on track, marked by systematic declines in mortgage applications, home sales and housing starts as well as by a slowdown in house price appreciation. The process should extend well into next year as long as our broad economic and financial market forecasts stay on track.”
      Furthermore, the NAHB cautions that downside risk to its “soft landing” prediction remains substantial. Our U.S. business’ focus on growing primary demand for fiber cement, increasing market share in exterior and interior product segments and increasing revenue per unit, is expected to help the business to continue to perform better than the overall market. Repair and remodeling activity is expected to remain buoyant in the short term. This market accounts for approximately 30% of sales in our U.S. business.
      Despite an expected moderate softening in new housing construction, we expect our business to continue growing sales through further penetration of our targeted markets and by increasing the proportion of higher-priced differentiated products in our sales mix.

      The upward pressure on raw materials and energy costs is expected to continue and the impact of high oil prices on freight costs shows no sign of abating.
      The housing markets in Australia and New Zealand are also experiencing a downturn, but our initiatives to grow primary demand are expected to help dampen the impact.
      Conditions in the Philippines are expected to remain difficult due to some continuing political and economic uncertainty, high levels of inflation, and our market share being aggressively pursued by competitors. In the Philippines, improvements in operational efficiency during the first quarter of fiscal year 2007 are expected to continue in spite of increased costs and sustained competitive market conditions.
      We continue to incur costs associated with the Final Funding Agreement and other related matters, including costs related to: discussions with the Commonwealth Treasury and ATO on the tax exempt status of the SPF; cooperating with ASIC’s ongoing investigation into the circumstances surrounding and leading up to the establishment of the Foundation, the corporate reorganizations in 2001 and 2003, and associated matters; providing an updated actuarial assessment of the total asbestos liabilities of the Former James Hardie Companies; and associated legal and advisory costs. These costs are likely to continue to be material over the short term.
      In addition, the asbestos provision will be updated annually, based on the most recent actuarial determinations and claims experience, and quarterly to reflect changes in foreign exchange rates. Changes to the actuarial reports may have a material impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees
Board Practices and Senior Management

Board Structure
      We have a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board.
      In the Netherlands, a two-tier board structure with a Managing Board and a Supervisory Board is common. In Australia, the vast majority of companies listed on the ASX have a one-tier board comprising both executive directors and non-executive directors. Therefore, in addition to our Managing Board and Supervisory Board, our board structure includes a Joint Board, which we refer to as the Joint Board, or, the Board, comprising all non-executive directors and our CEO. The Joint Board is the equivalent of a full board of directors of a U.S. or an Australian company.
      The responsibilities of each of our Managing Board, Supervisory Board and Joint Board are formalized in charters which are available from the Investor Relations area of our website, www.jameshardie.com.

Managing Board

Members
      The Managing Board includes only executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting. The Supervisory Board and any of our shareholders have the right to make nominations for the Managing Board.
      The Supervisory Board appoints one member of the Managing Board as its Chairman and one member as its Chief Executive Officer. The title of Chairman and Chief Executive Officer may be granted to the same person. The Managing Board is currently chaired by our Chief Executive Officer, Mr. Gries.
      If one or more, or all, of the members of the Managing Board are prevented from acting, or are failing to act, the Supervisory Board is authorized to designate a person temporarily in charge of management.

      Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting. Furthermore, members of the Managing Board may be suspended at any time by the Supervisory Board.
      No member of the Managing Board (other than our CEO) shall hold office for a continuous period of more than three years, or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting himself or herself for re-election.

Responsibilities
      The Managing Board manages our Company and is responsible for:

•	the general affairs, operations and finance of the Company; and

•	ensuring the implementation of our goals, strategy and policies, to achieve results.
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
      The Managing Board provides the Supervisory Board, in a timely manner, with all the information it needs to discharge its duties. In discharging its duties, the Managing Board takes into account our interests, our enterprise (including the interests of our employees) shareholders, other stakeholders and all other parties involved in or with us.

Supervisory Board

Members
      The Supervisory Board includes only non-executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting. The Supervisory Board and any of our shareholders have the right to make nominations for the Supervisory Board.
      If there is a vacancy on the Supervisory Board at any time after the end of an annual General Meeting and prior to the subsequent annual General Meeting, the Supervisory Board may appoint one or more members of the Supervisory Board to fill any vacancy, provided that:

•	such member(s) retire no later than the end of the first General Meeting following their appointment; and

•	the number of the members of the Supervisory Board appointed by the Supervisory Board at any given time does not exceed one-third of the aggregate number of members of the Supervisory Board as fixed by the Supervisory Board.
      The Supervisory Board appoints one of its members as Chairman. The Supervisory Board is currently chaired by Ms. Meredith Hellicar.
      No member of the Supervisory Board shall hold office for a continuous period of more than three years, or past the end of the third General Meeting of shareholders following his or her appointment, whichever is longer, without submitting himself or herself for re-election.

Responsibilities
      The Supervisory Board is responsible for:

•	supervising the policy and actions pursued by the Managing Board;

•	supervising the general course of our affairs and the business enterprise we operate; and

•	advising the Managing Board.
      In discharging its duties, the Supervisory Board takes into account our interests, our enterprise (including the interests of our employees), shareholders, other stakeholders and all other parties involved in or with us.
      Members of the Supervisory Board may be suspended at any time by a majority vote of members of the Supervisory Board, and may be dismissed by the shareholders at the General Meeting.

Joint Board

Members
      The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman or a greater number as determined by our shareholders at a General Meeting.
      The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the Chairman of the Supervisory Board decides and designates, one or more other members of the Managing Board, provided that the number of members of the Managing Board on the Joint Board is never greater than the number of members of the Supervisory Board.
      The Joint Board currently includes all of the members of the Supervisory Board as well as our Chief Executive Officer.
      The Joint Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Joint Board is currently chaired by Ms. Hellicar, who also chairs the Supervisory Board.

Responsibilities
      The Joint Board is responsible for supervising the general course of our affairs, approving the strategy set by the Managing Board, and monitoring our performance. To this end, we adopt a three-year business plan and a 12-month operating plan. Our financial results and performance are closely monitored against these plans.
      Our Joint Board also seeks to ensure that we have in place effective external disclosure policies and procedures so that our shareholders and the financial markets are fully-informed on all material matters that might influence the share price.
      The core responsibility of members of the Joint Board is to exercise their business judgment in the best interests of the Company and our shareholders. Members of the Joint Board must fulfill their fiduciary duties to shareholders by complying with all applicable laws and regulations. Directors also take into consideration the interests of other stakeholders in the Company, including employees, customers, creditors and others with a legitimate interest in the Company’s affairs.
      In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Joint Board Committees and individual directors may seek independent professional advice at the Company’s expense for the proper performance of their duties.

Processes
      The Joint Board generally holds at least five meetings per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the Company’s offices in The Netherlands, but may in exceptional circumstances be held elsewhere. In addition, meetings may also be held by telephone or video-conference provided that all participants can hear each other simultaneously. The vast majority of the Joint Board meetings shall physically be held in The Netherlands.
      Each physical Joint Board meeting includes an executive session without any members of our management present.
      The Joint Board has an annual program of visiting our facilities and spending time with line management and customers to assist directors to better understand our businesses and the markets in which we operate.
Directors

Qualifications
      Our directors have qualifications, experience and expertise which assist the Joint Board in fulfilling its responsibilities, and assist the Company to achieve future growth.
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
      The Joint Board considers all relevant facts and circumstances in determining the independence of directors in accordance with applicable listing standards, and whether a director has a material relationship with us or another party that might impair his or her independence.
      The Joint Board may determine that a director is independent even if there is a material relationship. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to us.
      The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, considering the accounting standards approach to materiality.
      The Joint Board has a policy that a majority of its members and the Chairman must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with the independence requirements for directors who serve on the Nominating and Governance Committee, the Remuneration Committee and the Audit Committee, a director’s independence is determined by the Joint Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      The office of Chairman of the Joint Board and Chief Executive Officer cannot be held by the same person simultaneously, other than in special circumstances and/or for a short period of time.
      The Joint Board does not believe that arbitrary limits on the tenure of directors are appropriate or in the best interests of our Company and our shareholders. Limits on tenure may cause the loss of experience and expertise that are important contributors to our long-term growth and prosperity. Conversely, the Joint Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term. Instead, nomination for re-election should be based on directors’ individual performance and our needs.
      The Joint Board has considered the issue of the independence of our directors and determined that each member of the Joint Board is independent, other than Mr. Gries. Mr. Gries is our Chief Executive Officer and as such is not independent.

      Two ways in which our corporate governance practices significantly differ from those followed by U.S. domestic companies under NYSE listing standards should be noted:
      First, in the United States, it is the audit committee of a board of directors that is required to be solely responsible for, among other matters, appointing a company’s independent auditor. However, in accordance with Dutch law, our shareholders are required to appoint our independent auditor. In the event our shareholders do not appoint an independent auditor, our Supervisory Board is authorized to do so and, should the Supervisory Board fail to appoint an independent auditor, our Managing Board is authorized to do so.
      Second, the NYSE rules require each issuer to have an audit committee, a compensation committee (the equivalent to a remuneration committee), and a nominating committee composed entirely of independent directors. Because we are a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of the committees of our board of directors reflect Australian and Dutch practices and as such only require that we have a majority of independent directors on such committees, unless a higher number is mandatory. Notwithstanding this difference, all of the current members of our Audit Committee, Remuneration Committee, and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the Securities and Exchange Commission and the NYSE.
      Our directors’ shareholdings, which are disclosed under “Share Ownership” below, are not considered to detract from their independence.
      All of the independent directors have:

•	undertaken to advise the Joint Board of any change in their circumstances that could affect their independence; and

•	completed a comprehensive questionnaire that confirms their independence.

Director Orientation
      We have an orientation procedure for new directors. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents are responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for directors to fulfill their duties.
      Typically, a new director will undergo an extensive orientation that includes:

•	visits to our facilities, meetings with management and customers;

•	reviews of financial position, strategy, operating performance and risk management;

•	a review of his or her rights, duties and responsibilities; and

•	a discussion of the role of Supervisory Board Committees.
      We also have induction and orientation programs for executives and employees that are tailored according to seniority and position.
      We encourage our directors to participate in continuing education programs to assist them in performing their responsibilities.

Remuneration
      Under our Articles of Association, the salary, the bonus (if any) and the other terms and conditions of employment of the members of the Managing Board are determined by the Supervisory Board. Under an amendment to the Dutch Civil Code which came into force on October 1, 2004, the salary and bonus of members of the Managing Board must be determined within the scope and the limits of a Remuneration Policy.
      A Remuneration Policy for the members of the Managing Board was developed by the Supervisory Board and approved by our shareholders for adoption at the August 2005 Annual General Meeting. Arrangements

for the remuneration of the members of the Managing Board in the form of shares or CUFS, or rights to acquire shares or CUFS, in our share capital were approved as a transitional plan for one year by shareholders at the 2005 General Meeting. New arrangements will be subject to the approval of shareholders at the 2006 General Meeting.
      Under our Articles of Association, the Supervisory Board determines the remuneration of its members, provided that the total amount does not exceed a maximum sum approved by shareholders at a General Meeting. The total remuneration of members of the Supervisory Board will always be determined by shareholders. The shareholders will be asked to approve an increase of the remuneration cap at the 2006 General Meeting.

Indemnification
      Our Articles of Association generally provide that we will indemnify any person who is (or keep indemnified any person who was) a member of our Managing, Supervisory or Joint Boards or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Management Succession
      The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.
Board Committees
      Our Supervisory Board has three committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee.

Audit Committee
      The key aspects of our Audit Committee Charter, as of March 31, 2006, are set out below.

Members and Independence
      The Audit Committee contains at least three members of the Supervisory Board, appointed by the Supervisory Board. The majority of the members of the Audit Committee must be independent. If the rules and regulations of the ASX, the NYSE or any other applicable regulatory body make it a mandatory requirement that more members of the Audit Committee be independent, then the number of members of the Audit Committee required by the rules to be independent must be independent. For purposes of complying with any applicable independence requirements, a director’s independence is determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      Currently, the members of the Audit Committee are Mr. Michael Brown (Chairman), Mr. James Loudon, Mr. Michael Gillfillan, and Ms. Hellicar. Dr. Gregory Clark, who resigned from our Supervisory Board on May 9, 2006, was a member of our Audit Committee during fiscal year 2006. All current Audit Committee members are independent.
      As determined by the Supervisory Board, all members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member must have accounting or related financial management expertise. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Supervisory Board in accordance with U.S. Securities and Exchange Commission rules. These may be the same person.
      The Supervisory Board appoints one member of the Audit Committee as its Chairman. The Chairman must be independent and is primarily responsible for the proper functioning of the Audit Committee. The Chairman acts as spokesman of the Audit Committee and is the main contact for the Supervisory Board. The Chairman of the Audit Committee must not be the current Chairman of the Supervisory Board or a former member of the Managing Board.
      Under the NYSE listing standards applicable to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee. Mr. Brown serves on the audit committees of four public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

Purpose, Duties and Responsibilities
      The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities relating to: the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the external auditor’s qualifications and independence; the Company’s internal controls; oversight of risk assessment and management; the performance of the Company’s internal audit function and the external auditor; and such other matters as the Supervisory Board may request from time to time.
      Standards and Quality: The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls, including periodic discussions with management, internal auditors and the external auditor, and seeks assurance of compliance with relevant regulatory and statutory requirements.
      Financial Reports: The Audit Committee oversees the Company’s financial reporting process and reports on the results of its activities to the Supervisory Board. Specifically, the Audit Committee reviews with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders, seeking assurance that the external auditor is satisfied with the disclosures and content of the financial statements, and recommends their adoption to the Supervisory Board. The Chairman of the Audit Committee may represent the entire Audit Committee for the purposes of quarterly reviews.
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
      Internal Audit: The Audit Committee oversees the Company’s internal audit function, and approves the appointment and termination of all providers of internal audit services, both internal and external. The Audit Committee approves, and can direct, the plan of action for internal audit services, takes note of internal audit findings and recommendations, supervises compliance with the plan and recommendations, and assesses the performance of the internal audit function.
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

Meetings
      The Audit Committee meets as often as it deems necessary or appropriate, either in person or by telephone, and at such times and places, and with such invitees, as the Audit Committee determines. A quorum for a meeting of the Audit Committee is a majority of its members. Resolutions of the Audit Committee are adopted by a majority of votes cast. The Audit Committee keeps minutes of meetings and records of resolutions passed, and these are included in the papers for the next Supervisory Board meeting after each meeting of the Audit Committee. The Audit Committee reports regularly to the Supervisory Board about its meetings and activities.

Communications
      The Audit Committee maintains free and open communications with the external auditor, the internal auditors and management. The Audit Committee periodically meets with the external auditor without representatives of management to discuss the adequacy of the Company’s disclosures and policies and to satisfy itself regarding the external auditor’s independence from management and management’s cooperation with the external auditor’s requirements. The external auditor may communicate with the Audit Committee or its Chairman at any time.

Access and Advisors
      In exercising its oversight role, the Audit Committee may investigate any matter it initiates or that is brought to its attention, and for this purpose has full access to the Company’s records, personnel and any required external support. The Audit Committee has the authority to retain, at the Company’s expense, the external auditor and such other outside counsel, accountants, experts and advisors as it determines appropriate to assist the Audit Committee in the performance of its functions. The Company will also provide funding for the payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Standards
      The Audit Committee reviews, and may take any necessary action to uphold, the overall quality of the Company’s financial reporting and practices.

Charter
      The Audit Committee reviews and assesses the adequacy of its charter at least annually, and recommends any changes it considers appropriate to the Supervisory Board.

Annual Review
      The Audit Committee conducts an annual performance review of the Audit Committee and reports its findings to the Supervisory Board.

Conflicts of Interest
      The Audit Committee oversees the Company’s compliance programs with respect to legal and regulatory requirements and the Company’s Code of Ethics policy, including reviewing related party transactions and other conflict of interest issues as they arise.

Reporting
      In addition to providing the Supervisory Board with a report and minutes of each of its meetings, the Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the performance of the internal audit function.

Special Reviews
      The Audit Committee may undertake other special duties as requested by the Supervisory Board.

Annual Information Meeting
      Our External Auditor attends the Annual Information Meeting.

Certifying Financial Reports
      Under SEC rules, our Chief Executive Officer and Chief Financial Officer certify that our financial statements contain a fair presentation of our financial condition and results in accordance with U.S. law. Similarly, our Chief Executive Officer and Chief Financial Officer provide a sign-off in accordance with U.S. requirements.
      Also under SEC rules, our Chief Executive Officer and Chief Financial Officer are required to provide certain certifications in connection with our annual report on Form 20-F, including a certification that the financial statements and other financial information included in the Form 20-F fairly present in all material respects the financial condition, results of operations, and cash flows of the Company, as of, and for the period presented in, the report.

Audit Committee’s Risk Management Subcommittee
      In August 2005, the Audit Committee established a Risk Management Subcommittee. The Risk Management Subcommittee provides advice and assistance to the Audit Committee and assists the Audit Committee in fulfilling its responsibilities relating to the Company’s risk management and assessment. The Subcommittee reports to the Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational and financial risks of the Company.
      Currently, the members of the Subcommittee are Mr. Brown (Chairman), Mr. Gries, Mr. Chenu and senior employees of the Company. Dr. Clark, who resigned from our Supervisory Board on May 9, 2006, was Chairman of the Risk Management Subcommittee during fiscal year 2006.
      Our complete Audit Committee Charter is available from the Investor Relations area of our website, www.jameshardie.com.

Nominating and Governance Committee
      Our Nominating and Governance Committee was formed in 2002. The key aspects of our Nominating and Governance Committee Charter, as of March 31, 2006, are set out below.

Members and Independence
      The Nominating and Governance Committee consists of at least three members of the Supervisory Board, and are appointed by the Supervisory Board.
      The majority of the members of the committee must be independent unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors who serve on the Nominating and Governance Committee, a director’s independence is determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.
      The Supervisory Board appoints one member of the committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Supervisory Board.
      Currently, the members of the Nominating and Governance Committee are Mr. McGauchie (Chairman), Mr. Gillfillan and Ms. Hellicar, all of whom are independent. Dr. Clark (who resigned from our Supervisory Board on May 9, 2006) and Mr. Peter Cameron (who resigned from our Supervisory Board on January 19, 2006) were both members of our Nominating and Governance Committee during fiscal year 2006.

Purpose, Duties and Responsibilities
      The purpose of the committee is to identify individuals qualified to become members of the Managing Board or Supervisory Board; recommend to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders); recommend to the Supervisory Board a set of corporate governance principles; and perform a leadership role in shaping the Company’s corporate governance policies.

Outside Advisors
      The committee has the authority to retain such outside counsel, experts, and other advisors as it determines appropriate to assist it in the full performance of its functions, including sole authority to retain and terminate any search firm used to identify director candidates, and to approve the search firm’s fees and other retention terms.

Meetings
      The committee meets as often as it deems necessary or appropriate, either in person by telephone, and at such times and places as the committee determines. A quorum for a meeting of the committee is a majority of its members. Resolutions of the committee are adopted by a majority of votes cast. The committee reports regularly to the Supervisory Board with respect to its meetings.

Report
      The committee prepares a report of its deliberations and findings and provides the Supervisory Board with the report at the first meeting of the Supervisory Board directly following the meeting of the committee and in any event no less frequently than annually.
      Our complete Nominating and Governance Committee Charter is available from the Investor Relations area of our website, www.jameshardie.com.

Remuneration Committee
      The key aspects of our Remuneration Committee Charter are set out below.

Members and Independence
      The Remuneration Committee consists of at least three members of the Supervisory Board who are appointed by the Supervisory Board.
      The majority of the members of the Remuneration Committee must be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body. For the purposes of complying with any applicable independence requirements for directors to serve on our Remuneration Committee, a director’s independence shall be determined by the Supervisory Board in accordance with the rules and regulations of the applicable exchange or regulatory body.

      Additionally, members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code.
      The Supervisory Board appoints one member of the Remuneration Committee as its Chairman. The Chairman must be independent, is primarily responsible for the committee’s proper functioning, acts as the committee’s spokesman and is the main contact for the Supervisory Board. The Chairperson of the Remuneration Committee may not be the current Chairperson of the Supervisory Board or a former member of the Managing Board.
      Currently, the members of our Remuneration Committee are Mr. Barr (Chairman), Mr. Loudon and Ms. Hellicar, all of whom are independent.

Purpose, Duties, and Responsibilities
      The purpose of the Remuneration Committee is to discharge the responsibilities of the Supervisory Board relating to remuneration of the Company’s senior executives and non-executive directors and to further advise the Supervisory Board on the Company’s remuneration policies and practices. The Remuneration Committee:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

•	reviews the remuneration of Supervisory Board Directors for service on the Supervisory Board and Board committees;

•	reviews the remuneration policy for members of the Managing Board; and

•	makes recommendations to the Supervisory Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

Subcommittees
      The Remuneration Committee may delegate any of the foregoing duties and responsibilities to a subcommittee of the Remuneration Committee consisting of no fewer than two members of the committee.

Outside Advisors
      The Remuneration Committee will have the sole authority to retain, at the expense of the Company, such outside counsel, experts, remuneration consultants and other advisors as it determines appropriate to assist it in the full performance of its functions.

Meetings
      The Remuneration Committee will meet as often as it deems necessary or appropriate, either in person or by telephone, and at such times and places as the Remuneration Committee determines. A quorum for a meeting of the Remuneration Committee is a majority of its members. Resolutions of the Remuneration Committee are adopted by a majority of votes cast. The Remuneration Committee will report regularly to the Supervisory Board with respect to its meetings and activities.

Report
      The Remuneration Committee prepares a report of its deliberations and findings and provides the Supervisory Board with the report at its first meeting directly following the meeting of the Remuneration Committee and, in any event, no less frequently than annually.
      Our complete Remuneration Committee Charter is available from the Investor Relations area of our website, www.jameshardie.com.

Policies and Programs
      We have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:

•	Risk Management;

•	Business Conduct and Ethics;

•	Ethics Hotline (Whistleblower);

•	Continuous Disclosure and Market Communication;

•	Insider Trading; and

•	Corporate Governance Principles.

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
      As noted above, our Audit Committee receives advice and assistance from a Risk Management Subcommittee formed in August 2005. In addition to maintaining appropriate insurance and other risk management measures, the Company has taken the following steps to address identified risks. It has:

•	established policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issued and revised standards and procedures in relation to environmental and health and safety matters;

•	implemented and maintained training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and Intellectual Property protection; and

•	issued procedures requiring that significant capital and recurring expenditure is approved at the appropriate levels.
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
      In accordance with Dutch law, our Managing Board has assessed our internal risk management and control systems. Based on its most recent assessment, the Managing Board believes that our internal risk management and control systems provide a reasonable level of assurance that they are adequate and that they have operated effectively in fiscal year 2006. Consequently, the Managing Board has concluded that we comply with the requirements of applicable Dutch law.

      Notwithstanding the foregoing, we do not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
      The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.
      These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management overriding the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with our policies or procedures.
      Our analysis of our internal risk management and control systems for purposes of the Dutch law is different from the report that we will be required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires, among other things, that companies include a management report on a company’s internal control over financial reporting that is accompanied by a separate auditor’s report on management’s assessment.
      For foreign private issuers such as our Company, the deadline for complying with the requirements of Section 404 has been extended to the first fiscal year ending on or after July 15, 2006 or, in our case, March 31, 2007. Accordingly, our Section 404 report will first appear in our annual report on Form 20-F for the fiscal year ending March 31, 2007.

Business Conduct and Ethics
      See Item 16B, “Code of Business Conduct and Ethics.”
      Our Code of Business Conduct and Ethics, as amended, is available from the Investor Relations area of our website, www.jameshardie.com.

Ethics Hotline (Whistleblower)
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

Communication
      We are committed to communicating effectively with our investors. Our investor relations program includes:

•	management briefings and presentations to accompany quarterly results, which are accessible on a live webcast and teleconference;

•	audio webcasts of other management briefings and view webcasts of the shareholder information meeting;

•	a comprehensive Investor Relations website that displays all Company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and road show presentations;

•	United States and Australian site visits and briefings on strategy for investment analysts;

•	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

•	equality of access for shareholders, investment analysts and the media to briefings, presentations and meetings.

Shareholders’ Participation
      We encourage our shareholders to exercise their rights at our General Meeting. While our General Meetings take place in The Netherlands, we conduct informational meetings, which we refer to as Information Meetings, in Australia to enable CUFS holders to attend a meeting together to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in The Netherlands.
      We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the meeting. We implemented this process to make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders can also ask questions relevant to the business of the meeting from the floor during the Information Meeting.
      For the benefit of holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (click on “Investor Relations”, then “Annual Meetings”). This webcast then remains on our website so it can be replayed later.
      Each shareholder, person entitled to vote, and CUFS holder (but not an ADR holder) has the right to attend the General Meeting either in person or by proxy; to address shareholder meetings; and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depositary. See Item 10, “Additional Information — Key Provisions of our Articles of Association of JHI NV — Shareholders Meetings and Voting Rights.”
      We set a registration date for the exercise of the voting rights at a General Meeting. Shareholders and CUFS holders registered at this date are entitled to attend the meeting and to exercise the other shareholder rights (in the meeting in question) notwithstanding subsequent sale of their shares. This date is published in advance of every General Meeting. Shareholders who are entitled to attend a General Meeting may be represented by proxies.
      Unless otherwise required by our Articles of Association or Dutch law, resolutions of the General Meeting are validly adopted by an absolute majority of the votes cast at a meeting at which at least 5% of our issued share capital is present or represented.
      Explanatory notes to the Notice of Meeting inform shareholders of all facts and circumstances relevant to the proposed resolutions. The explanatory notes and Notice of Meeting are sent to shareholders and are available from the Investor Relations area of our website, www.jameshardie.com.
      Our Continuous Disclosure and Market Communication Policy is available from the Investor Relations area of our website, www.jameshardie.com.

Insider Trading
      Directors and senior executives are subject to our Insider Trading Policy and rules.
      Directors and senior executives, among others, must notify the designated compliance officer, currently our General Counsel, before buying or selling our shares. Our shares may only be bought or sold by employees, including senior executives and directors, within four weeks beginning two days after the announcement of quarterly or full year results. Even during this trading “window,” all those covered by our Insider Trading Policy are prohibited from dealing in securities for “short swing profit” (i.e., where the profit is realized, or expected to be realized from any purchase and sale, or sale and purchase, of Company securities within any period of less than six months) or “hedging transactions,” (i.e., dealing in call or put options involving Company securities or any other derivative Company securities that limit the economic risk of Company securities).
      The Managing Board recognizes that it is the individual responsibility of each of director and employee to ensure that he or she complies with the spirit and the letter of insider trading laws and that notification to our compliance officer in no way implies approval of any transaction.
      Our Insider Trading Policy is available from the Investors Relations area of our website, www.jameshardie.com.

Corporate Governance Principles
      Our Corporate Governance Principles are available from the Investor Relations area of our website (www.jameshardie.com) under the “Policies and Programs” link and available in print to any shareholder who requests a copy.

Updated Information
      We have a dedicated section on corporate governance as part of the “Investor Relations” area of our website (www.jameshardie.com). Information in this section of the website is updated and expanded from time to time to ensure it presents the most up-to-date information on our corporate governance systems.
Current and Former Directors and Executive Officers

Recent Developments
      On June 30, 2005, Mr. W. (Pim) Vlot’s employment agreement expired by its terms. Mr. Vlot was an interim member of our Managing Board and our Company Secretary.
      On July 1, 2005, Mr. Benjamin Butterfield was appointed our Company Secretary and an interim member of the Managing Board, and on August 22, 2005 he was appointed to the Managing Board by our shareholders.
      On August 22, 2005, Mr. Russell Chenu was appointed to the Managing Board by our shareholders.
      On August 22, 2005, Mr. Louis Gries, an interim member of the Managing Board since October 22, 2004, was appointed to the Managing Board by our shareholders.
      On September 1, 2005, Ms. Cathy Wallace joined the Company as Vice President, Human Resources.
      On December 19, 2005, Mr. Donald Merkley resigned from his position as Executive Vice President Research & Development and from the Company. Mr. Mark Fisher replaced Mr. Merkley in the research & development role.
      On January 19, 2006, Mr. Peter Cameron, a non-executive director, resigned from the Joint and Supervisory Boards and from the Nominating and Governance Committee for health reasons. Mr. Cameron died in February 2006.

      On April 10, 2006, Mr. Grant Gustafson joined the Company as Vice President, Interiors & Business Development.
      On May 9, 2006, Dr. Gregory Clark, a non-executive director, resigned from his position on our Joint and Supervisory Boards and from our Audit Committee and Nominating and Governance Committee.
      On September 1, 2006, Mr. David Merkley resigned from his position as our Executive Vice President, Engineering and Process Development.
      On September 25, 2006, Ms. Hellicar, Mr. Gillfillan, and Mr. McGauchie were each re-elected to our Supervisory Board for a three-year term expiring in 2009.
      The current members of our Supervisory Board, Managing Board, Joint Board and our Senior Leadership Team, along with former directors and a former Senior Leadership Team officer, are as follows:

Name	Age	Position	Term Expires

Supervisory Board
Meredith Hellicar	52	Chairman of the Joint Board and Chairman of the Supervisory Board	2009
John Barr	59	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2007
Michael Brown	60	Member of the Joint Board and the Supervisory Board	2008
Michael Gillfillan	58	Member of the Joint Board and the Supervisory Board	2009
James Loudon	63	Member of the Joint Board and the Supervisory Board	2008
Donald McGauchie	56	Member of the Joint Board and the Supervisory Board	2009
Managing Board
Louis Gries	52	Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board
Russell Chenu	57	Chief Financial Officer and Member of the Managing Board
Benjamin Butterfield	46	General Counsel, Member of the Managing Board and Company Secretary

Other Senior Leadership Team Officers	Age	Position

Steve Ashe	46	Vice President — Investor Relations
Peter Baker	55	Executive Vice President — Australia
James Chilcoff	42	Vice President — International Business
Mark Fisher	35	Vice President — Research and Development
Grant Gustafson(1)	44	Vice President — Interiors and Business Development
Nigel Rigby	39	Vice President — Emerging Markets
Robert Russell	40	Vice President — Established Markets
Cathy Wallace(2)	50	Vice President — Global Human Resources

Former Directors and Senior Leadership Team Officers

Peter Cameron(3)	54	Former Member of the Joint Board and Supervisory Board
Gregory Clark(4)	63	Former Member of the Joint Board and the Supervisory Board
W. (Pim) Vlot(5)	41	Former Interim Member of the Managing Board and Former Company Secretary
Donald Merkley(6)	43	Former Executive Vice President — Research and Development
David Merkley(7)	43	Former Executive Vice President — Engineering and Process Development

(1)	Mr. Gustafson joined us as a Vice President in April 2006.

(2)	Ms. Wallace joined us as a Vice President in September 2005.

(3)	On January 19, 2006, Mr. Cameron resigned from our Joint and Supervisory Boards and from the Nominating and Governance Committee for health reasons. Mr. Cameron died in February 2006.

(4)	On May 9, 2006, Dr. Clark resigned from our Joint Board, Supervisory Board, Audit Committee and Nominating and Governance Committee.

(5)	Mr. Vlot’s temporary employment agreement, as amended, provided that unless an indefinite contract was negotiated, the contract would automatically terminate on June 30, 2005. The agreement expired by its terms on June 30, 2005.

(6)	On December 19, 2005, Mr. Donald Merkley resigned from his position as Executive Vice President — Research and Development and from the Company.

(7)	On September 1, 2006, Mr. David Merkley resigned from his position as Executive Vice President — Engineering and Process Development and from the Company.
Directors
      Meredith Hellicar is the Chairman of our Joint Board and the Chairman of our Supervisory Board. From July 19, 2004 until its dissolution on March 31, 2005, Ms. Hellicar was also the Chairman of the Special Committee overseeing matters relating to the SCI. Ms. Hellicar is also a member of our Remuneration Committee, Nominating and Governance Committee and Audit Committee. Ms. Hellicar joined James Hardie Industries Limited (now named ABN 60) as an independent, non-executive director in May 1992. She resigned as director of JHIL in October 2001 and was appointed as a member of our Supervisory Board and Joint Board. She was last elected by our shareholders at our 2006 Annual General Meeting. Ms. Hellicar was appointed Chairman of our Joint and Supervisory Board after former Chairman Alan McGregor’s resignation in August 2004. She is experienced as a company director and has held chief executive positions in resources, transport and logistics, law and financial services. She is a director of AMP Limited (since March 2003), Southern Cross Airports Group and Amalgamated Holdings Limited (since October 2003); and Chairman of The Sydney Institute and HLA Envirosciences Pty Limited. Ms. Hellicar is also a member of the Australian Takeovers Panel and the Garvan Institute Foundation. Her previous experience includes directorships with the NSW Environment Protection Authority from 1992 to 1996, AurionGold until December 2002, the NSW Treasury Corporation from 2003 to 2004 and HCS Limited from 2001 to 2005. Ms. Hellicar was Chief Executive Officer of the law firm Corrs Chambers Westgarth and Managing Director of TNT Logistics Asia Pte Ltd and InTech Pty Ltd. Ms. Hellicar was awarded a Centenary Medal for her contribution to society in business leadership. Ms. Hellicar received a Bachelor of Arts and Master of Laws, specializing in international business law, from University of Sydney.
      John Barr joined James Hardie Industries N.V. as an independent, non-executive director as a member of our Joint Board and Supervisory Board in September 2003 and was appointed Deputy Chairman of the Joint and Supervisory Boards in October 2004. He was last elected by our shareholders at our 2004 Annual

General Meeting. Mr. Barr is also Chairman of our Remuneration Committee. Mr. Barr has been a director of Performance Logistics Group, Inc., the second largest provider of new vehicle transportation services in North America since September 2005 and was its Chairman from March 2004 to September 2005. In April 2005, he assumed the role of Chief Executive Officer of Papa Murphy’s International Inc., a take-and-bake pizza chain, following its June 2004 acquisition by a partnership consisting of himself, Charlesbank Capital Partners, LLC and company management. Mr. Barr also has served as Vice-Chairman of the Board of Directors of Papa Murphy’s since June 2004. He has more than 30 years of management experience in the North American industrial sector, including 25 years at The Valvoline Company, a leading marketer, distributor and producer of quality branded automotive and industrial products and services; Mr. Barr also served as President and Chief Executive Officer of Automotive Performance Industries from 1999 to April 2004. Between 1995 and 1999, Mr. Barr served as President and Chief Operating Officer and a member of the board of directors of the Quaker State Corporation, a leading automotive aftermarket products and consumer car care company, now part of Royal Dutch Shell. Since December 2002, Mr. Barr has served as director of United Auto Group, the second largest publicly held automotive retailer in the United States, and, in August 2003, he was appointed to the board of directors of Clean Harbors Inc., the leading provider of hazardous waste and environmental management services throughout North America. In December 2003, he was appointed as director to UST Inc.
      Michael Brown is a member of our Joint Board and Supervisory Board, Chairman of our Audit Committee, and Chairman of our Risk Management Subcommittee. Mr. Brown joined James Hardie Industries Limited as an independent, non-executive director in September 1992 and was appointed to our Supervisory Board and Joint Board in October 2001. He was last elected by our shareholders at our 2005 Annual General Meeting. Mr. Brown has broad executive experience in finance, accounting and general management in Australia, Asia and the United States. He is a director of Repco Corporation Ltd (since 2001), having served as its Chairman until March 2006, and is also a director of Energy Developments Ltd (director since 2001; Chairman since 2003). He is a non-executive director of Wattyl Ltd (since 2003) and Innamincka Petroleum Ltd (since 2003). He was Group Finance Director of Brambles Industries Limited from 1995 to 2000; prior to that, he was Finance Director of Goodman Fielder Ltd, Renison Goldfields Consolidated Ltd, and Esso Australia Ltd.
      Michael Gillfillan is a member of our Joint Board and Supervisory Board, and a member of our Nominating and Governance Committee and our Audit Committee. In addition, Mr. Gillfillan was a member of the Special Committee overseeing matters relating to the SCI from July 19, 2004 until its dissolution on March 31, 2005. Mr. Gillfillan joined James Hardie Industries Limited as an independent, non-executive director in August 1999 and was appointed to our Supervisory Board and Joint Board in September 2001. He was last elected by our shareholders at our 2006 Annual General Meeting. He provides us with considerable knowledge of U.S. capital markets and a depth of experience in commercial and corporate banking. He has held a number of senior executive positions, including Vice Chairman of Wells Fargo Bank. He was elected as a director of UnionBanCal Corporation and its primary subsidiary, Union Bank of California, NA in January 2003 and is a partner at Meriturn Partners, LLC. Mr. Gillfillan received a B.A. in History from the University of California, Berkeley and an MBA from the University of California, Los Angeles.
      James Loudon is a member of our Joint Board and Supervisory Board, Audit Committee and Remuneration Committee. Mr. Loudon was elected as an independent, non-executive director in July 2002 after joining James Hardie Industries N.V. as a consultant to the Board in March 2002. He was last elected by our shareholders at our 2005 Annual General Meeting. He has held management positions in finance and investment banking and senior roles in the transport and construction industries. He is currently Deputy Chairman of Caledonia Investments Plc and has been a director of this company since 1995. He is Governor of the University of Greenwich and of several charitable organizations. He was a non-executive director of Lafarge Malayan Cement Berhad from 1989 to 2004. In addition, he served as Group Finance Director of Blue Circle Industries Plc, one of the world’s largest cement producers, from 1987 until 2001 and, prior to that, he was the first Vice-President of Finance for Blue Circle’s companies in the United States. Mr. Loudon received a Bachelor of Arts from Cambridge University and an MBA from the Stanford Graduate School of Business.

      Donald McGauchie is a member of our Joint Board and Supervisory Board and the Chairman of our Nominating and Governance Committee. In addition, Mr. McGauchie was a member of the Special Committee overseeing matters relating to the SCI from July 19, 2004 until its dissolution on March 31, 2005. Mr. McGauchie joined James Hardie Industries N.V. as an independent, non-executive director in August 2003. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr. McGauchie is Chairman of Telstra Corporation Limited (since 2004) and a director of The Reserve Bank of Australia and Nufarm Limited (since 2003). Mr. McGauchie was a director of National Foods Limited from 2000 to 2005, director of Graincorp Limited from 1999 to 2002, Chairman of Woolstock Australia Limited from 1999 to 2002, Deputy Chairman of Ridley Corporation Limited from 1998 to 2004, President of the National Farmers Federation from 1994 to 1998 and Chairman of Rural Finance Corporation from 2003 to 2004. In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
      Louis Gries is our Chief Executive Officer, a member of the Joint Board, Chairman of the Managing Board and a member of our Risk Management Subcommittee. Mr. Gries was elected to the Managing Board by our shareholders at our 2005 Annual General Meeting. Mr. Gries joined us as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products (USA) in December 1993 and Executive Vice President — Operations in January 2003. In October 2004, Mr. Gries was appointed interim CEO and in February 2005, he was appointed CEO. He previously held management positions with United States Gypsum Corporation, or USG. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.
      Russell Chenu is our Chief Financial Officer, a member of the Managing Board and member of our Risk Management Subcommittee. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. Mr. Chenu was elected to our Managing Board by our shareholders at the 2005 Annual General Meeting. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Prior to that, from November 1999 to February 2001, he served as Chief Financial Officer of Delta Gold Limited, then a publicly traded gold mining company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.
      Benjamin Butterfield is our General Counsel, Company Secretary, and a member of our Managing Board. Mr. Butterfield joined us in January 2005 as our General Counsel. On July 1, 2005, he was appointed as an interim member of the Managing Board and our Company Secretary. He was elected to the Managing Board by our shareholders at our 2005 Annual General Meeting. From 2003 to 2004, Mr. Butterfield served as General Counsel of Lennar Corporation. Prior to that, from 1996 to 2003 he served as General Counsel of Hughes Supply, Inc. Prior to this, he was a partner at Maguire, Voorhis & Wells, PA (now part of Holland & Knight LLP). Mr. Butterfield was Chairman of the Business Law Section of the Orange County (FL) Bar Association from 1994 to 1995. He has a Bachelor of Arts from Covenant College in Lookout Mountain, Tennessee and a Juris Doctor from Stetson University College of Law in St. Petersburg, Florida.
Senior Leadership Team Officers
      Steve Ashe is our Vice President — Investor Relations. Mr. Ashe joined us in January 2000 as Vice President — Public Affairs and was appointed Vice President — Investor Relations in October 2001, responsible for managing the Company’s relationships with the investment market. Before joining us, Mr. Ashe worked with PricewaterhouseCoopers (and the former Coopers & Lybrand) spending ten years specializing in accounting, taxation and business advice, and six years on regulation and government matters. He has a Bachelor of Business degree from the University of Technology Sydney and is a member of the Australian Institute of Chartered Accountants.

      Peter Baker is our Executive Vice President — Australia. Mr. Baker joined us in October 2004 as General Manager External Affairs and became Executive Vice President — Australia in September 2005. He has been involved in various aspects of the resolution of our asbestos compensation matters and his current role includes managing our corporate activities in Australia. Mr. Baker is an experienced corporate executive who has held a number of senior positions in Australian public and private companies, including the MIA Group, the Tenix Group and TNT Ltd. In a number of these senior roles he was responsible for formulating corporate strategy, new market expansions in Australia and overseas, and mergers and acquisitions. He has a Bachelor of Science with first class honors from the University of Leicester, UK; a Master of Science in Operational Research with distinction from the London School of Economics, UK; and an MBA from the University of Chicago.
      James Chilcoff is our Vice President — International Business. Mr. Chilcoff joined us in 1997 as a Senior Product Manager for Siding. Other roles Mr. Chilcoff has held with us include: Siding Product Development Manager — Marketing from 1998 to 1999; Siding Product Manager from 1999 to 2000; Exterior Marketing Manager from 2000 to 2001; Southern Division Sales/ Marketing Manager from 2001 to 2002; Vice President Sales/ Marketing from 2002 to 2003; and General Manager of our Australia and New Zealand business from 2003 to 2004. In August 2004, Mr. Chilcoff became Vice President — International. In July 2005, Mr. Chilcoff’s role was expanded to include overseeing our U.S. Marketing Group and the Repair & Remodel section of our Company. Before joining us, Mr. Chilcoff held various positions with CertainTeed Corporation, S. C. Johnson Wax, Formica Corporation and Armstrong World Industries. Mr. Chilcoff has a Bachelor of Business Administration from Eastern Michigan University and an MBA from Xavier University in Ohio.
      Mark Fisher is our Vice President — Research and Development. Mr. Fisher joined us in 1993 as a Production Engineer. Other roles Mr. Fisher has held with us include: Finishing Manager, Production Manager and Product Manager at various locations from 1993 to 1999; Sales and Marketing Manager from 2000 to 2002; and General Manager of our Europe Fiber Cement business from 2002 to 2004. In November 2004, Mr. Fisher became Vice President — Specialty Products. In December 2005, he was appointed as Vice President — Research Development and is also responsible for Artisan® roofing and our USA Hardie Pipe business. Before joining us, Mr. Fisher worked in Engineering for Chevron Corporation. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.
      Grant Gustafson is our Vice President — Interiors and Business Development. Mr. Gustafson joined us in April 2006. Prior to joining us, Mr. Gustafson held various consulting and consulting management positions, including serving as Managing Director of Arthur D. Little (Southeast Asia and Greater China) from 2000 to 2004, and as a consultant with Bain & Company from 1986 to 1988. In addition, Mr. Gustafson has held senior management positions in the commercial building products sector, including serving as Vice President of Marketing for American Buildings Company from 2005 to 2006, and Director of Marketing with Varco-Pruden from 1988 to 1993. He was also Senior Vice President of the investment firm Markmore Sdn Bhd of Malaysia from 2004 to 2005. He has a Bachelor of Arts from the University of California Santa Barbara and an MBA from the University of Chicago.
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
      Cathy Wallace is our Vice President — Global Human Resources. Ms. Wallace joined us in September 2005. She has over 20 years of experience in the fields of human resources, organizational development, customer service and quality management and has provided strategic leadership for the planning, implementation and measurement of these functions in the service, distribution and manufacturing industries. Before joining us, Ms. Wallace held executive human resources positions in a variety of organizations including, most recently, The Home Depot Supply. Her other roles have included Vice President, Human Resources and member of the senior management team for the publicly-traded U.S. data storage company, ANACOMP, and Director, Human Resources and member of the international management team for Solar Turbines, a subsidiary of Caterpillar, Inc. Ms. Wallace has a Bachelor of Science in Psychology from Gordon College (Massachusetts) and has completed the coursework for a Master of Science in Industrial/ Organizational Psychology from San Diego State University in California.
      None of the persons above has any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.
Former Directors and Senior Leadership Team Officers

Former Directors
      Peter Cameron was a member of our Joint Board and Supervisory Board and our Nominating and Governance Committee. Mr. Cameron resigned on January 19, 2006 due to health reasons. He died in February 2006. Mr. Cameron joined James Hardie Industries N.V. as an independent, non-executive director as a member of our Joint Board and Supervisory Board in August 2003. He was last elected by our shareholders at our 2003 Annual General Meeting. Mr. Cameron had been involved in some of Australia’s largest corporate takeovers, mergers and corporate reconstructions, and had a wealth of commercial and corporate advisory experience. He was Chairman of Investment Banking in Australia and Managing Director of Credit Suisse First Boston. In addition, he was a member of the Australian Takeovers Panel and Chairman of the Advisory Board of the University of Sydney Law School. Mr. Cameron was formerly a partner and Head of Mergers and Acquisitions with the Australian law firm, Allens Arthur Robinson. Mr. Cameron had a Bachelor of Arts and Bachelor of Laws from the University of Sydney.
      Gregory Clark was a member of our Joint Board, Supervisory Board, Nominating and Governance Committee, Audit Committee, and a member of our Risk Management Subcommittee during fiscal year 2006. Dr. Clark resigned from these boards and committees on May 9, 2006. He was elected as an independent, non-executive director in July 2002. Dr. Clark first joined the Company as a consultant to the Board in December 2001. He was last elected by our shareholders at our 2005 Annual General Meeting. He has a distinguished background in science and business, specializing in the development and commercialization of new technology. He is the recipient of a number of international awards for science and technology, including the Australian Academy of Science Pawsey Medal as the most outstanding Australian scientist. Dr. Clark is currently Principal of Clark Capital Partners, a technology advisor to a number of financial institutions and a Director of Australia and New Zealand Banking Group Limited (since 2004). He served as President and Chief Operating Officer of U.S.-based Loral Space and Communications LLC from 1998 to 2000. Prior to that, he was President of News Corporation’s News Technology Group and a member of News Corporation’s Executive Committee. Dr. Clark received a Ph.D. in Physics from the Australian National University.
      W. (Pim) Vlot was our Legal Counsel Europe & Global Intellectual Property Manager, Company Secretary and an interim member of our Managing Board. Mr. Vlot joined us in January 2004 as Legal

Counsel Europe & Global Manager Intellectual Property. In February 2004, Mr. Vlot was also appointed Company Secretary and in October 2004, he was appointed as an interim member of the Managing Board. Before joining us, from January 2003 to December 2003, he worked at the Amsterdam office of the Amicorp Group, a privately owned international provider of multinational company management, trust and fiduciary and financial services. From October 2001 to December 2002, he worked at Ernst & Young in The Netherlands as Senior Manager, tax and legal. From 2000 to 2001, Mr. Vlot worked at EQT Scandinavia B.V., the Dutch branch of a Swedish Private Equity firm in Amsterdam, as its in-house counsel tax and legal. Mr. Vlot has been a part-time teacher in corporate tax law at the Inholland University for Economic and Legal studies in Rotterdam and has taught Dutch and international corporate tax law at the Dutch Federal Tax Consultants Association in Amsterdam. Mr. Vlot holds a masters degree in Dutch and International Tax Law from the University of Amsterdam.

Former Senior Leadership Team Officers
      David Merkley was our Executive Vice President — Engineering and Process Development until his resignation on September 1, 2006. Mr. Merkley joined us in 1994 as Plant Manager of our Fontana fiber cement operation in California. Other roles Mr. Merkley held with us include: Manager, Research and Development from 1994 to 1996; Plant Manager, Plant City from 1996 to 1998; Process Development Manager from 1998 to 2000; and Operations Manager for James Hardie Building Products USA from 2000 to 2002. In 2002, Mr. Merkley was made Executive Vice President — Manufacturing and Engineering, with global responsibility. In August 2004, Mr. Merkley became Executive Vice President — Engineering and Process Development with responsibility for further development of new flat sheets, pipes and trim technologies, new product engineering and plant design and construction. Prior to joining us, Mr. Merkley held various engineering positions in the civil construction industry. Mr. Merkley has a Bachelor of Science in Construction from Arizona State University.
      Donald Merkley was our Executive Vice President — Research and Development until his resignation on December 19, 2005. Mr. Merkley joined us in 1993 as Manager of our Plant City fiber cement plant in Florida and was appointed U.S. Product Development Manager in 1997. In 2002, he was made Executive Vice President — Research and Development and in January 2003, his role was expanded to give him responsibility for our emerging roofing business in the United States. Mr. Merkley is also involved in reviewing business development opportunities. Before joining us, Mr. Merkley held positions with USG Corporation in various engineering-related roles. He has a Bachelor of Science in Engineering from Arizona State University.
Employees
      As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended
	March 31,

	2006	2005	2004

Fiber Cement United States and Canada	2,150	1,820	1,722
Fiber Cement Australia	402	424	459
Fiber Cement New Zealand	170	147	161
Fiber Cement Philippines	202	211	225
Pipes (United States and Australia)	129	162	178
Fiber Cement Europe	58	31	37
Roofing (United States)	24	19	18
Fiber Cement Chile	—	139	122
Research & Development, including Technology	118	131	117
General Corporate	50	38	34

Total Employees	3,303	3,122	3,073

      We no longer have fiber cement employees in Chile because we sold our Chilean fiber cement business in July 2005. As of the end of March 31, 2006, of the 3,303 people employed, 286 were members of labor unions (200 in Australia and 86 in New Zealand). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States or the Philippines.
Compensation

Remuneration
      The aggregate amount of compensation that we paid to, or accrued with respect to, members of our Supervisory Board, Managing Board and our executive officers (21 persons in aggregate) for services in all their capacities to us during fiscal year 2006 was approximately $13.8 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits, stock options and severance.
      At our Annual General Meeting on September 25, 2006, our shareholders voted to approve an increase in the aggregate amount of remuneration payable per annum to members of our Supervisory Board. For information on this increase, see Item 4, “Information on the Company — Recent Developments.”
      As of March 31, 2006, the total amount accrued to provide pension, retirement or similar benefits was approximately $0.6 million and was related to certain members of our Supervisory Board. See “Other Compensation” for a description of retirement benefits to which two of our directors may be entitled.
      The tables below set forth the compensation for those non-executive and executive directors who served on the Board during the fiscal years ended March 31, 2006 and 2005; and for our five most highly compensated current executive officers and for our former executive officers during the fiscal years ended March 31, 2006 and 2005 (if the current and former non-executive directors and executive officers were in this group for that period):

	Primary	Equity	Post-employment

	Directors’	JHI NV
Name	Fees	Stock(1)	Superannuation(2)	Total

	US$	US$	US$	US$
Non-Executive Directors
M. Hellicar
Fiscal year 2006	$178,777	$20,000	$17,890	$216,667
Fiscal year 2005	128,750	20,000	13,388	162,138
J. D. Barr
Fiscal year 2006	51,100	10,000	—	61,100
Fiscal year 2005	60,000	10,000	—	70,000
M. R. Brown
Fiscal year 2006	50,598	10,000	5,454	66,052
Fiscal year 2005	60,000	10,000	6,300	76,300
M. J. Gillfillan
Fiscal year 2006	51,100	10,000	—	61,100
Fiscal year 2005	55,000	10,000	—	65,000
J. R. H. Loudon
Fiscal year 2006	47,767	10,000	—	57,767
Fiscal year 2005	40,000	20,000	—	60,000
D. G. McGauchie
Fiscal year 2006	50,598	10,000	5,454	66,052
Fiscal year 2005	55,000	10,000	5,850	70,850

	Primary	Equity	Post-employment

	Directors’	JHI NV
Name	Fees	Stock(1)	Superannuation(2)	Total

	US$	US$	US$	US$
Former Non-Executive Directors
P. Cameron(3)
Fiscal year 2006	30,000	25,000	4,950	59,950
Fiscal year 2005	40,000	20,000	5,400	65,400
G. J. Clark(4)
Fiscal year 2006	51,100	10,000	—	61,100
Fiscal year 2005	50,000	10,000	—	60,000
Total Compensation for Non-Executive Directors
Fiscal year 2006	$511,040	$105,000	$33,748	$649,788
Fiscal year 2005	$488,750	$110,000	$30,938	$629,688

				Post-
	Primary			employment	Equity	Other

				Super-		Relocation
				annuation		and
			Noncash	and 401(k)		Expatriate
Name	Base Pay	Bonuses(5)	Benefits(6)	Benefits	Options(7)	Benefits	Severance	Total

	US$	US$	US$	US$	US$	US$	US$	US$
Executive Directors
L. Gries
Fiscal year 2006	$740,385	$1,890,363	$42,657	$10,478	$717,218	$110,774	$—	$3,511,875
Fiscal year 2005	576,654	1,160,452	136,012	13,000	233,155	—	—	2,119,273
R. Chenu
Fiscal year 2006	564,546	159,832	18,558	50,809	62,736	70,454	—	926,935
Fiscal year 2005(8)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
B. Butterfield
Fiscal year 2006	311,250	450,450	30,410	9,913	128,369	215,717	—	1,146,109
Fiscal year 2005(9)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Executive Director
P. Vlot(10)
Fiscal year 2006	17,250	—	—	—	—	—	60,880	78,130
Fiscal year 2005	136,436	—	—	3,619	—	—	—	140,055
Total Compensation for Executive Directors
Fiscal year 2006	$1,633,431	$2,500,645	$91,625	$71,200	$908,323	$396,945	$60,880	$5,663,049
Fiscal year 2005	$713,090	$1,160,452	$136,012	$16,619	$233,155	$—	$—	$2,259,328

				Post-
	Primary			employment	Equity	Other

						Relocation
						Allowances
						and Other
			Noncash	401(k)		Non-
Name	Base Pay	Bonuses(5)	Benefits(6)	Benefits	Options(7)	recurring(11)	Total

	US$	US$	US$	US$	US$	US$	US$
Current Executive Officers
J. Chilcoff
Fiscal year 2006	$290,385	$418,231	$13,899	$13,269	$157,409	$113,038	$1,006,231
Fiscal year 2005	234,231	259,688	31,956	12,000	27,172	104,971	670,018
M. T. Fisher
Fiscal year 2006	260,962	376,467	30,039	14,242	191,791	—	873,501
Fiscal year 2005	215,770	262,062	50,301	12,946	107,084	17,438	665,601
N. Rigby
Fiscal year 2006	260,962	356,419	32,919	—	159,020	1,257	810,577
Fiscal year 2005(12)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
R. P. Russell
Fiscal year 2006	260,962	374,403	35,100	14,338	195,253	10,192	890,248
Fiscal year 2005	233,751	234,542	32,366	12,833	111,733	—	625,225
Former Executive Officers
David Merkley(13)
Fiscal year 2006	$323,826	$761,679	$24,315	$14,372	$258,299	$7,306	$1,389,797
Fiscal year 2005	303,769	475,573	87,978	13,000	192,269	—	1,072,589
Donald Merkley(14)
Fiscal year 2006	254,800	16,515	15,222	8,540	708,790	75,829	1,079,696
Fiscal year 2005	334,000	521,656	65,245	13,000	195,177	—	1,129,078
Total Compensation for Executive Officers
Fiscal year 2006	$1,651,897	$2,303,714	$151,494	$64,761	$1,670,562	$207,622	$6,050,050
Fiscal year 2005	$1,321,521	$1,753,521	$267,846	$63,779	$633,435	$122,409	$4,162,511

(1)	The annual allocation to non-executive directors of JHI NV stock to the value of $10,000 was approved by shareholders at the Annual General Meeting held on July 19, 2002. The non-executive directors can elect to take additional stock in lieu of fees.

(2)	The superannuation benefits include Australian-mandated 9% superannuation guarantee contributions on the Australian directors’ total fees.

(3)	On January 19, 2006, Mr. Cameron resigned from the Joint and Supervisory Boards and from the Nominating and Governance Committee for health reasons.

(4)	On May 9, 2006, Dr. Clark resigned from our Joint Board, Supervisory Board, Audit Committee, and Nominating and Governance Committee.

(5)	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realized as a result of prior years’ performance and paid in the applicable year as a result of our achievement of predetermined financial targets pursuant to the terms of our Economic Profit Incentive Plan. See “Other Compensation: Economic Profit Incentive Plan” for a summary of the terms of our Economic Profit Incentive Plan.

(6)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car and airfare allowances, membership in executive wellness programs, long service leaves, and tax services.

(7)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2006 were as follows: 1.2% dividend yield; 27.4% expected volatility; 4.8% risk free interest rate; 3.3 years of expected life; and A$1.35 weighted fair value at grant date. The Company’s Shadow Stock Plan and non-US based Employee Stock Plan were terminated at the end of February 2005 and the value on that day of all the outstanding shares of these plans were paid to participants.

(8)	Mr. Chenu only became a member of the Managing Board during fiscal year 2006, following his election by shareholders at the annual meeting held on August 22, 2005.

(9)	Mr. Butterfield only became a member of the Managing Board during fiscal year 2006, following his election by shareholders at the annual meeting held on August 22, 2005.

(10)	On June 30, 2005, Mr. Vlot’s temporary employment agreement expired by its terms.

(11)	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under our U.S. vacation policy and California law.

(12)	Mr. Rigby’s fiscal year 2005 remuneration did not place him among the Company’s most highly remunerated executives.

(13)	On September 1, 2006, Mr. David Merkley resigned from the Company.

(14)	On December 19, 2005, Mr. Donald Merkley resigned from the Company. Beginning in calendar 2006, he will receive as severance payment 18 monthly payments equal in total to his most recent annual salary and average bonus over the last three years. He will continue vesting in his stock options until the end of his post-employment consulting agreement with the Company. All of the expense associated with his stock options was recorded during fiscal year 2006. Mr. Merkley received cash of $75,829 as payment for his accrued vacation time and this amount is recorded as Other Non-Recurring in this table.
      On March 8, 2006, December 1, 2005, February 22, 2005 and December 14, 2004, we granted options to purchase 40,200 shares, 5,224,100 shares, 273,000 shares and 5,391,100 shares of our common stock, respectively, at fair market value to management and other employees under the 2001 Equity Incentive Plan. See the section below entitled “Option Ownership” and “Stock-Based Compensation” for further information about option awards and a description of our equity compensation plans. See also “Other Compensation” for a description of our non-equity based compensation plans.
Employment Contracts
      Remuneration and other terms of employment for the Chief Executive Officer, Company Secretary and General Counsel, Chief Financial Officer and certain other senior executives are formalized in service agreements. The main elements of these agreements are set out below.

Chief Executive Officer
      Details of the terms of our CEO’s employment contract are as follows:

Components	Details

Length of contract	Three year term, commencing February 10, 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.
Base salary	$750,000 per year. Salary will be reviewed annually by the JHI NV Board in April.

Components	Details

Short-term incentive	Annual incentive target is 100% of annual base salary:
— 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; and
— 20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives.
The Remuneration Committee recommends the Company’s and CEO’s performance objectives, and the performance against these objectives, to the Supervisory Board for approval. If the Company’s performance exceeds the annual objective, the CEO realizes an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the CEO over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the U.S.
Defined Contribution Plan	The CEO may participate in the 401(k) defined contribution plan up to the annual IRS limit. The Company will match his contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease his employment with the Company by providing written notice.
Termination by James Hardie	The Company may terminate the CEO’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the CEO terminates his employment “for good reason” the Company will pay the following:
a. amount equivalent to 1.5 times the annual base salary at the time of termination; or
b. amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in up to the previous three fiscal years as CEO.
Post-termination Consulting	The Company will request the CEO, and the CEO will agree, to consult to the Company upon termination for a minimum of two years, as long as he maintains the Company’s non-compete and confidentiality agreements, and he will receive his annual base salary and annual target and non-compete.

Chief Financial Officer
      Details of our CFO’s employment contract are as follows:

Components	Details

Length of contract	Fixed period of two and a half (2.5) years concluding October 5, 2007.
Base salary	A$750,000 per year.
Short-term incentive	Annual incentive target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives.

Components	Details

Long-term incentive	Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will equal one-third of the executive’s base salary.
Superannuation	The Company will contribute 9% of gross salary to Superannuation in the executive’s name.
Resignation or Termination	The Company or CFO may cease the CFO’s employment with the Company by providing three months’ notice in writing.
Redundancy or material change in role	If the position of CFO is determined to be redundant or subject to a material adverse change the Company or the CFO may terminate the CFO’s employment. The Company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

Company Secretary and General Counsel
      Details of our Company Secretary and General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.
Base salary	$315,000 per year.
Short term incentive	Annual incentive target is 65% of annual base salary:
— 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; and
— 20% of this incentive target is based on the General Counsel and Company Secretary meeting or exceeding personal performance objectives.
The CEO recommends the General Counsel and Company Secretary’s performance objectives and the performance against these objectives, to the Remuneration Committee and the Supervisory Board for approval. The Company’s objectives are set by the Remuneration Committee’s recommendation to the Supervisory Board. If the Company’s performance exceeds the annual objective, the executive realizes a incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the General Counsel and Company Secretary over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the United States.
Defined Contribution Plan	Since the General Counsel and Company Secretary may not participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit while he is on assignment to The Netherlands, the Company will provide a payment up to the annual IRS limit directly to the executive.
Resignation or Termination	The General Counsel and Company Secretary may cease his employment with the Company by providing written notice.

Components	Details

Termination by James Hardie	The Company may terminate the General Counsel and Company Secretary’s employment for cause or not for cause.
Post-termination Consulting	The Company will request the General Counsel and Company Secretary, and he will agree, to consult to the Company upon termination for a minimum of two years, as long as he maintains the Company’s non-compete and confidentiality agreements, and he will receive his annual base salary in exchange for this consulting and non-compete.

Benefits Contained in Contracts for CEO, CFO and Company Secretary and General Counsel
      Employment contracts for each of our CEO, CFO and General Counsel and Company Secretary also specify the following benefits:

Components	Details

International Assignment	The executives receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.
Other	Tax Equalization: The Company covers the extra personal tax burden for Managing Board Directors based in The Netherlands.
Tax Advice: The Company will pay the costs of filing the executives’ income tax returns to the required countries.
Health, Welfare and Vacation Benefits: The executives are eligible to receive all health, welfare and vacation benefits offered to all U.S. employees. They are also eligible to participate in the Company’s Executive Health and Wellness program.
Business Expenses: The executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under this Agreement.
Automobile: The Company will either purchase or lease an automobile for business and personal use by the executives, or, in the alternative, the executives will be entitled to an automobile lease allowance not to exceed $750 per month. Unused allowance or part thereof will be paid to the executives.

Other Executive Officer Employment Contracts
      Details of the employment contracts for our other current executive officers are as follows:

Components	Details

Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective July 1.
Short-term incentive	An annual incentive target is set at a percentage of the executive’s salary. Targets typically range from 55-90%; 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; 20% of this incentive target is based on the executive meeting or exceeding personal performance objectives.

Components	Details

The CEO recommends the executive’s performance objectives and the performance against these objectives, to the Remuneration Committee and Supervisory Board for approval. The Company’s objectives are set by the Remuneration Committee’s recommendation to the Supervisory Board. If the Company’s performance exceeds the annual objective, the executive realizes a incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long term incentive. Upon the approval of our Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that upon the approval of our Supervisory Board, equity will be granted under a new plan in the future.
Defined Contribution Plan	The executive may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the executive’s contributions into the plan up to the annual IRS limit.
Resignation	The executive may cease his employment with the Company by providing written notice.
Termination by James Hardie	The Company may terminate the executive’s employment for cause or not for cause. In the case of one executive, if the Company terminates the employment, not for cause, or the executive terminates his employment “for good reason” then the Company may pay up to:
a. an amount equivalent to 1.5 times the annual base salary at the time of termination; or
b. amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in the previous three fiscal years.
Post-termination Consulting	Depending on the executive’s individual contract, the Company may, or may be required to, request the executive, and the executive will agree, to consult to the Company for two years upon termination in exchange for the payment as designated in the individual’s contract, as long as the executive maintains the Company’s non-compete and confidentiality agreements. The payment amount ranges from the executive’s annual base salary to the annual base salary plus annual target incentive as of the termination date.
Other	Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all U.S. employees. The executive is also eligible to participate in the Company’s Executive Health and Wellness program.
Business Expenses: The executive is entitled to receive reimbursement for all reasonable and necessary travel and other business expenses he or she incurs or pays in connection with the performance of his or her services under this Agreement.

Components	Details

Automobile: The Company will either lease an automobile for business and personal use by the executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed $750 per month. Unused allowance or part of this will be paid to the executive.
International Assignment	Executives who are on assignment in countries other than their own receive additional benefits which may include tax equalization payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.
Share Ownership
      As of August 31, 2006, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below.

	Number of
	Shares
	Beneficially	Percent of
Name	Owned(1)	Class(2)

Current Directors and Executive Officers
Meredith Hellicar	11,566	*
John Barr(3)	22,826	*
Michael Brown	14,727	*
Michael Gillfillan(4)	54,727	*
James Loudon	6,355	*
Donald McGauchie(5)	9,569	*
Louis Gries	1,154,719	*
Russell Chenu	38,250	*
Benjamin Butterfield	45,000	*
James Chilcoff	356,570	*
Mark Fisher	345,396	*
Nigel Rigby	108,503	*
Robert Russell	249,634	*
Former Directors and Executive Officers
Peter Cameron(6)	15,613	*
Gregory Clark	14,116	*
David Merkley	325,000	*
Donald Merkley	739,588	*
Pim Vlot	—	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Since the Supervisory Board Share Plan, or SBSP, was approved at the 2002 Annual General Meeting, four general allotments have been made to non-executive directors. The number of beneficial shares includes the following SBSP allotments:

	Shares Allotted under SBSP

	November 22,	December 3,	August 22,	August 27,
Name	2005(a)	2004(b)	2003(c)	2002(d)

Meredith Hellicar	1,515	2,117	2,225	2,948
John Barr	758	1,068	—	—
Michael Brown	758	1,068	1,260	1,641
Michael Gillfillan	758	1,068	1,260	1,641
James Loudon	758	2,117	1,839	1,641
Donald McGauchie	758	1,068	1,743	—
Former Directors
Peter Cameron	1,894	2,117	5,602	—
Gregory Clark	758	1,068	5,602	6,688
Alan McGregor	—	—	1,260	1,641

(a)	Each participant’s November 22, 2005 mandatory participation of 758 shares is subject to a two-year escrow period ending November 22, 2007. In the case of Peter Cameron, the escrow was released after he died in February 2006.

(b)	Each participant’s December 3, 2004 mandatory participation of 1,068 shares is subject to a two-year escrow period ending on December 4, 2006. In the case of Peter Cameron, the escrow was released after he died in February 2006.

(c)	Each participant’s August 22, 2003 mandatory participation of 1,260 shares were subject to a two-year escrow period until they were released on August 22, 2005.

(d)	Each participant’s August 27, 2002 mandatory participation of 1,641 shares were subject to a two-year escrow period until they were released on August 27, 2004.

(2)	Based on 463,326,011 shares of common stock outstanding at August 31, 2006 (all of which are subject to CUFS).

(3)	As of August 31, 2006, 21,000 shares were held in a trust, of which Mr. Barr and his wife are trustees.

(4)	As of August 31, 2006, 50,000 shares were held in a trust, of which Mr. Gillfillan and his wife are trustees.

(5)	As of August 31, 2006, 6,000 shares were held for the McGauchie Superannuation Fund for which Mr. McGauchie is a trustee.

(6)	As of August 31, 2006, 6,000 shares were held by Mr. Cameron’s wife and 9,613 shares were held by Mr. Cameron’s estate.
      None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of August 31, 2006.

Option Ownership
      The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of August 31, 2006 was:

	Number of Shares
	Underlying
Name	Options Owned		Exercise Price			Expiration Date

Current Executive Officers
Louis Gries	40,174	(1,2)	A$	3.1321/share	(3,4,5)	November 2009
	175,023	(1,6)	A$	3.0921/share	(3,4,5)	November 2010
	324,347	(7)	A$	5.0586/share	(4,5)	December 2011
	325,000	(8)	A$	6.4490/share	(5)	December 2012
	325,000	(9)	A$	7.05/share		December 2013
	1,000,000	(10)	A$	8.53/share		November 2015
Russell Chenu	93,000	(11)	A$	6.30/share		February 2015
	90,000	(10)	A$	8.53/share		November 2015
Benjamin Butterfield	180,000	(11)	A$	6.30/share		February 2015
	230,000	(10)	A$	8.53/share		November 2015
James Chilcoff	40,174	(1,2)	A$	3.1321/share	(3,4,5)	November 2009
	92,113	(1,6)	A$	3.0921/share	(3,4,5)	November 2010
	68,283	(7)	A$	5.0586/share	(4,5)	December 2011
	111,000	(8)	A$	6.4490/share	(5)	December 2012
	180,000	(14)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Mark Fisher	92,113	(1,6)	A$	3.0921/share	(3,4,5)	November 2010
	68,283	(7)	A$	5.0586/share	(4,5)	December 2011
	74,000	(8)	A$	6.4490/share	(5)	December 2012
	132,000	(9)	A$	7.05/share		December 2013
	180,000	(14)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Nigel Rigby	20,003	(7)	A$	5.0586/share	(4,5)	December 2011
	27,000	(8)	A$	6.4490/share	(5)	December 2012
	33,000	(9)	A$	7.05/share		December 2013
	180,000	(14)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Robert Russell	27,634	(1,6)	A$	3.0921/share	(3,4,5)	November 2010
	111,000	(8)	A$	6.4490/share	(5)	December 2012
	132,000	(9)	A$	7.05/share		December 2013
	180,000	(14)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Former Executive Director and Officers
David Merkley	200,000	(8)	A$	6.4490/share	(5)	December 2012
	250,000	(9)	A$	7.05/share		December 2013
	172,500	(12)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Donald Merkley	48,209	(1,2)	A$	3.1321/share	(3,4,5)	November 2009
	138,170	(1,6)	A$	3.0921/share	(3,4,5)	November 2010
	170,709	(7)	A$	5.0586/share	(4,5)	December 2011
	200,000	(8)	A$	6.4490/share	(5)	December 2012
	250,000	(9)	A$	7.05/share		December 2013
	230,000	(14)	A$	5.99/share		December 2014
	190,000	(13)	A$	8.90/share		December 2015
Pim Vlot	—

(1)	This nonqualified stock option to purchase shares of our common stock was granted on October 19, 2001 under our 2001 Equity Incentive Plan in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	All options vested and became exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	All options vested and became exercisable in November 2005.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(9)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 5, 2004; 25% on December 5, 2005; and 50% on December 5, 2006.

(10)	Granted under the Managing Board Transitional Stock Option Plan. Options vest and become exercisable on the first business day on or after November 22, 2008 if the following conditions are met: 50% vest if our total shareholder return, or TSR, is equal to or above the Median TSR and an additional 2% of the options shall vest for each 1% increment that the Company’s TSR is above the Median TSR. If any options remain unvested on the last business day of each six month period between November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day.

(11)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on February 22, 2006; 25% on February 22, 2007; and 50% on February 22, 2008.

(12)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable: 33% on December 14, 2006; and 67% on December 14, 2007.

(13)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 1, 2006; 25% on December 1, 2007; and 50% on December 1, 2008.

(14)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 14, 2005; 25% on December 14, 2006; and 50% on December 14, 2007.
Stock-Based Compensation
      A modified SBSP, which replaces our SBSP described below, and a Long Term Incentive Plan and were approved at our Annual General Meeting on September 25, 2006. See Item 4, “Information on the Company — Recent Developments” for information on these new plans.
      At March 31, 2006, the Company had the following stock-based compensation plans: the 2001 Equity Incentive Plan; the Stock Appreciation Rights Plan; the Supervisory Board Share Plan; and the Managing Board Transitional Stock Option Plan.
      As of March 31, 2005, 1,200,000 options were outstanding and exercisable under the Peter Macdonald Share Option Plan and 1,950,000 options were outstanding under the 2002 Peter Macdonald Option Plan. Mr. Macdonald exercised all of the 1,200,000 options in April 2005, prior to its expiration date of April 20, 2005. The remaining 1,950,000 options were cancelled on October 31, 2005 because performance hurdles were not met.

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
      The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options Outstanding as of
	Number of	August 31,
Share Grant Date	Options Granted	2006

October 2001(1)	5,468,829	1,030,863
December 2001	4,248,417	1,270,724
December 2002	4,037,000	2,064,800
December 2003	6,179,583	3,857,720
December 2004	5,391,100	4,445,350
February 2005	273,000	273,000
December 2005	5,224,100	5,186,100
March 2006	40,200	40,200

Total outstanding		18,168,757

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.
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
      The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Joint Board or Remuneration Committee. Our Joint Board

or Remuneration Committee, in its discretion and as allowed by applicable laws, may allow cashless exercises of awards or may permit us to assist in the exercise of options.
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

Stock Appreciation Rights Plans
      On December 14, 2004, 527,000 stock appreciation rights were granted to Interim Managing Board members under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. All of these stock appreciation rights were outstanding as of March 31, 2005. At June 30, 2005, 27,000 stock appreciation rights were cancelled. The remaining 500,000 stock appreciation rights were outstanding at March 31, 2006 and will vest 50% on December 14, 2006 and 50% on December 14, 2007, and will be settled in cash.

Supervisory Board Share Plan
      At our 2002 Annual General Meeting, our shareholders approved a Supervisory Board Share Plan, or SBSP, effective for a three-year period. This plan was renewed at our 2005 Annual General Meeting. Under the SBSP, all non-executive directors on our Joint Board and Supervisory Board receive shares of our common stock as payment for a portion of their director fees. The SBSP requires that our directors to take at least $10,000 of their fees in shares and allows directors to receive additional shares in lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the average market closing price at which CUFS were quoted on the ASX during the five business days preceding the day of issue. No loans will be entered into by us in relation to the grant of shares pursuant to the SBSP.

Managing Board Transitional Stock Option Plan
      On November 22, 2005, we granted members of our Managing Board options to purchase 1,320,000 shares of our common stock at an exercise price per share equal to A$8.53 under our Managing Board Transitional Stock Option Plan. Under the plan’s rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after November 22, 2008, if our total shareholder return, or TSR (essentially the dividend yield and common stock performance), from November 22, 2005 to that date was at least equal to the median TSR for the companies comprising our peer group, as set out in the plan. In addition, for each 1% increment that our TSR is above the median TSR an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period between November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day.
Other Compensation

Economic Profit Incentive Plan
      We maintain an Economic Profit Incentive Plan which provides incentive compensation for certain of our executive directors, officers and key executives. This plan is a variable pay plan, which links our incentive payments to certain key individuals to the performance of the Company and the individual’s performance. These designated executives are entitled to receive incentive payments upon the Company’s achievement of certain predetermined financial targets and certain other mutually agreed upon personal objectives. A participant is eligible to receive an incentive payment based on his or her individual performance regardless of the Company’s performance. The portion of the target incentive that is based on the Company’s performance is an amount up to 80% of the target incentive and is paid to the participant at the end of the fiscal year if the Company’s predetermined financial target is met. If the Company’s predetermined financial target is exceeded, the participant is eligible to receive an incentive payment that is greater than the target incentive but only one-third of the portion of the incentive that is greater than the target incentive is actually paid to the participant at the end of the fiscal year. The remaining two-thirds is deposited with a notional bank and is paid to the executive over the following two years if the Company’s predetermined financial targets are met in those years, or is reduced if the Company’s predetermined financial targets are not met. The Company believes that this Plan distinguishes between sustained performance and one-time performance and encourages participants to maintain a long-term view.

401(k) Plan
      We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $15,000 in calendar year 2006 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum compensation limit of $220,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s base salary.

James Hardie Australia Superannuation Plan
      The James Hardie Australia Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.

Director Retirement Benefits
      In July 2002, we discontinued a retirement plan that entitled our Supervisory Board members to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement. The applicable multiple was based on the director’s years of service on our Supervisory Board, including service on the JHIL Board. Two of our directors, Ms. Hellicar and Mr. Brown, retained some benefits that had accrued as of 2002 under the retirement plan, and they may therefore be entitled to benefits pursuant to this plan upon retirement from our Supervisory Board. In the event Ms. Hellicar retires from our Supervisory Board for any reason other than misconduct, she will be entitled to four times her average director’s fees for the previous three years prior to her retirement. In the event Mr. Brown retires from our Supervisory Board for any reason other than misconduct, he will be entitled to four times his average director’s fees for the previous three years prior to his retirement.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      As of August 31, 2006, all issued and outstanding shares of our common stock were listed on the Australian Stock Exchange in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.
      To our knowledge, based on shareholder notices filed with the Australian Stock Exchange (unless indicated otherwise below), as of August 31, 2006, the following table identifies those shareholders which beneficially owned 5% or more of our common stock and their holdings and percentage of shares outstanding as of the date of their last respective notices:

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding

Commonwealth Bank of Australia (and subsidiaries)	54,916,592	11.90%
Lazard Asset Management Pacific Co.	46,309,135	9.99%
Schroder Investment Management Australia Limited	35,496,683	7.66%
The Capital Group Companies, Inc.	32,960,346	7.12%
National Australia Bank Limited Group	28,198,184	6.15%
Concord Capital Ltd.	23,646,400	5.10%
      Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001. Through subsequent periodic purchases, Commonwealth Bank gradually increased its interest in JHI NV to 17.03% in July 2003, but based on information provided by Commonwealth Bank in its Form 13G filed with the U.S. Securities and Exchange Commission on August 14, 2006, it had reduced its interest in JHI NV to 11.90% as of August 8, 2006.
      Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a 5.34% interest in our outstanding stock and increased its holding in JHI NV on July 28, 2006 to 9.99% in the last notice received.
      Schroder Investment Management Australia Limited became a substantial shareholder on January 28, 2004, with a 5.55% interest in JHI NV’s outstanding shares and, through subsequent purchases, increased its holding in JHI NV on April 6, 2004 to 8.69%. Schroder Investment Management Australia Limited reduced its holding in JHI NV to 7.66% on July 27, 2006 in the last notice received.
      The Capital Group Companies, Inc. became a substantial shareholder on August 3, 2004, with a 5.09% interest in JHI NV outstanding shares and increased its holding in JHI NV on March 17, 2006 to 7.12% in the last notice received.
      National Australia Bank Limited Group became a substantial shareholder on May 25, 2004, with 5.03% of our outstanding stock and increased its holding in JHI NV on June 16, 2004 to 6.15% in the last notice received.
      Concord Capital Ltd became a substantial shareholder on June 18, 2004, with 5.34% of our outstanding stock. Their substantial holding status ceased on August 6, 2004 when their holding fell below 5%. On August 20, 2004 their holding increased to 5.19% of our outstanding stock, but their substantial holding status again ceased when their holding fell below 5% on April 8, 2005. On June 29, 2006 their holding increased to 5.10% of our outstanding stock.
      Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
      As of August 31, 2006, 0.48% of the outstanding shares of our common stock were held by 52 CUFS holders with registered addresses in the United States. In addition, as of August 31, 2006, 0.56% of our outstanding shares were represented by ADRs held by 11 holders, all of whom have registered addresses in the United States. A total of 1.04% of our outstanding capital stock was registered to 63 U.S. holders as of August 31, 2006.

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

Existing Loans to our Directors and Directors of our Subsidiaries
      As of August 31, 2006, loans receivable totaling $30,092 were outstanding from certain executive directors or former directors of subsidiaries of JHI NV who were directors during fiscal year 2006 under the terms and conditions of the Executive Share Purchase Plan, which we refer to as the Plan. Loans under the Plan are interest-free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
      During fiscal year 2006, repayments totaling $1,892 were received in respect of the Plan from Messrs. Kneeshaw and Salter. In July 2006, repayments totalling $800 were received in respect of the Plan from Messrs. Kneeshaw and Salter. No repayments were made between April and June and in August 2006.

Payments Made to Directors and Director-Related Entities of JHI NV
      We have subsidiaries located in various countries, many of which require at least one director to be a local resident. All payments below arise because of these requirements.
      Dr. Clark, who resigned from our Joint and Supervising Boards on May 9, 2006, is a non-executive director of ANZ Banking Group Limited with whom we transact banking business. Mr. McGauchie is also a non-executive director of Telstra Corporation Limited from which we purchase communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.
      In February 2004, one of our subsidiaries entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. Louis Gries’ brother. Under the agreement, approximately $12,000 was paid each month to The Gries Group. The agreement expired in June 2005 and payments of $50,876 were made for the year ended March 31, 2006. Mr. Louis Gries has no economic interest in The Gries Group.
      Payments of $8,829 for the year ended March 31, 2006 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. Vella was a director of a number of our subsidiaries during fiscal year 2006. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $78,496 for the year ended March 31, 2006 were made to M. Helyar, R. Le Tocq and N. Wild who are directors of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $4,984 for the year ended March 31, 2006 were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of one of our subsidiaries. The payments were made in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Item 8.	Financial Information
      See Item 4, “Information on the Company — Legal Proceedings,” Item 18, “Financial Statements,” and pages F-1 through F-58. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.

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
      The high and low trading prices of JHI NV CUFS on the Australian Stock Exchange are as follows:

Period	High		Low
	(A$)	(US$)	(A$)	(US$)
Fiscal year ended:
March 31, 2006	9.81	7.38	5.49	4.13
March 31, 2005	7.23	5.35	4.95	3.66
March 31, 2004	8.04	5.58	5.84	4.05
March 31, 2003	7.06	3.96	5.56	3.12
March 31, 2002	6.77	3.47	4.19	2.15
Fiscal quarter ended:
June 30, 2006	9.95	7.43	7.12	5.32
March 31, 2006	9.81	7.25	8.11	6.00
December 31, 2005	9.03	6.72	7.65	5.69
September 30, 2005	9.44	7.17	7.40	5.62
June 30, 2005	7.75	5.96	5.49	4.22
March 31, 2005	7.23	5.63	5.79	4.49
December 31, 2004	6.77	5.09	5.50	4.13
September 30, 2004	6.30	4.52	4.95	3.55
June 30, 2004	6.88	4.92	5.22	3.73
Month ended:
August 31, 2006	7.05	5.39	6.31	4.82
July 31, 2006	7.85	5.90	6.56	4.93
June 30, 2006	8.59	6.35	7.12	5.26
May 31, 2006	9.54	7.32	8.13	6.24
April 30, 2006	9.95	7.32	9.18	6.76
March 31, 2006	9.81	7.12	8.67	6.30
      The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

      The high and low trading prices of JHI NV ADRs on the New York Stock Exchange are as follows:

Period	High	Low

	(US$)	(US$)
Fiscal year ended:
March 31, 2006	36.36	21.54
March 31, 2005	27.21	18.10
March 31, 2004	28.50	18.25
March 31, 2003	19.95	15.29
March 31, 2002	17.95	11.10
Fiscal quarter ended:
June 30, 2006	36.80	25.90
March 31, 2006	35.59	30.51
December 31, 2005	34.80	29.60
September 30, 2005	36.36	27.70
June 30, 2005	30.00	21.54
March 31, 2005	27.21	22.60
December 31, 2004	26.52	20.50
September 30, 2004	22.26	18.10
June 30, 2004	25.05	18.82
Month ended:
August 31, 2006	26.73	24.75
July 31, 2006	28.85	25.40
June 30, 2006	31.91	25.90
May 31, 2006	36.74	31.30
April 30, 2006	36.80	33.45
March 31, 2006	35.59	32.50
Trading Markets
      Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Stock Exchange
ADRs	New York Stock Exchange
      We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Trading on the Australian Stock Exchange
      The Australian Stock Exchange is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the Australian Stock Exchange under the symbol “JHX.” The Australian Stock Exchange is a publicly listed company with trading being undertaken by brokers licensed under the Australian Corporations Act 2001. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the Australian Stock Exchange is generally effected electronically on the third business day following the trade. This is undertaken through CHESS (Clearing House Electronic Sub-register System), which is the clearing and settlement system operated by the Australian Stock Exchange.

Trading on the New York Stock Exchange
      In the United States, five JHI NV CUFS equal one JHI NV ADR. Our ADRs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADRs should be directed to The Bank of New York, depository for our ADRs, at The Bank of New York, ADR Department, 101 Barclay Street #22W, New York, New York 10286 or at its website located at www.adrbny.com or contact: The Bank of New York, Investor Relations, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, toll free telephone number for USA domestic callers: 1-888-BNY-ADRs, non-U.S. callers can call: 212-815-3700 or email: shareowners@bankofny.com.

Item 10.	Additional Information
General
      We were originally incorporated in 1998 as a private company with limited liability, or “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”). By notarial deed dated July 24, 2001, we changed our name to James Hardie Industries N.V. and by the same deed we changed our legal form into that of a “naamloze vennootschap” (an “N.V.”), a public limited liability company under Dutch law. Our Articles of Association were most recently amended on September 1, 2005.
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
      The remuneration of the members of the Managing Board is determined by the Supervisory Board within the limits of the remuneration policy adopted at the General Meeting of Shareholders. The Supervisory Board will submit for approval by the General Meeting of Shareholders a proposal regarding the arrangements for the remuneration of the members of the Managing Board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the Managing Board and which criteria apply to an award or a modification. Our Articles of Association do not include any provisions regarding the power of the members of the Managing Board, in the absence of an independent quorum, to vote compensation to themselves or any other members of the Managing Board.
      Borrowing Powers. Our Articles of Association do not include any provisions regarding the borrowing powers of members of the Managing Board or the Supervisory Board. However, the provisions regarding conflicts of interest generally govern this issue.
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
      At our August 22, 2005 Annual General Meeting, our Supervisory Board has been delegated the authority to issue shares and to grant rights to subscribe for shares, such as options, and to limit or exclude preemptive rights until August 22, 2010. After August 22, 2010, shares and rights to subscribe for shares may be issued, and preemptive rights may be limited or excluded by our shareholders or by our Supervisory Board, provided it has again been delegated this authority by our shareholders (such delegation shall be for a maximum period of five years). We plan to ask our shareholders to delegate this authority to our Supervisory Board again prior to August 22, 2010. It is anticipated that our Supervisory Board will eliminate preemptive rights with respect to any and all issuances of shares of common stock during such period.
      Shares of common stock must be issued for a subscription price at least equal to their nominal value and at least 25% of the nominal value must have been paid up at the time of issuance.
      As a Dutch company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Dutch law prohibits anyone, whether or not a director or employee of the issuer, from trading in or bringing about transactions in the securities of the issuer while in possession of inside, non-public information and from passing on inside information or recommending a transaction while in possession of inside information. Under Australian law, persons are prohibited from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Dutch, Australian and U.S. laws and regulations.

Repurchase of Shares
      At the proposal of our Joint Board, we may acquire shares in our own capital, subject to certain provisions of Dutch law and of our Articles of Association, if and insofar as (1) shareholders’ equity, less the amount to be paid for the shares acquired, is not less than the sum of the paid and called up part of our issued share capital, plus any reserves required to be maintained by Dutch law or our Articles of Association, (2) the aggregate par value of the shares of our capital which we or our subsidiaries acquire, already hold or on which we or they hold a right of pledge, amounts to no more than one-tenth of the aggregate par value of the issued share capital and (3) our shareholders, as a group, have authorized our Managing Board to acquire such shares, which authorization shall be valid for no more than eighteen months. Neither we nor any of our subsidiaries may vote shares that are held by them or us.
      At our August 22, 2005 Annual General Meeting, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on February 22, 2007. After February 22, 2007, shares in JHI NV’s capital may be acquired if our Managing Board has again been authorized to do so by our shareholders (such authorization may be for a maximum period of 18 months). We intend to ask our shareholders in our 2006 Annual General Meeting to renew the authorization of the Managing Board to cause JHI NV to acquire shares in JHI NV’s capital, on terms substantially identical to the August 22, 2005 authorization.

Reduction of Share Capital
      Upon the proposal of our Managing Board, our shareholders as a group have the power to effect a reduction of share capital by deciding to (i) cancel shares, or depositary receipts related to shares, acquired by us in our own share capital, or (ii) to reduce the nominal value of our shares, subject to applicable statutory provisions, with or without a partial repayment or release. The proposal of our Managing Board, as referred to in the preceding sentence, is subject to the approval of our Joint Board. In case of a partial repayment or release, these must be made pro rata to all shares. The pro rata requirements may be waived by agreement of all shareholders concerned.

Shareholders Meetings and Voting Rights
      Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. As described in the paragraph below, although ADR holders cannot vote directly, they can direct the voting of their underlying shares through the ADR depositary. Meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each of our fiscal years. These meetings take place in either Amsterdam, The Hague, Rotterdam or Haarlemmermeer. Additional meetings of shareholders may be held as often as our Managing Board or our Supervisory Board deems necessary or if called by (1) holders of shares of common stock jointly representing at least 5% of our issued share capital, or (2) at least 100 holders of shares of common stock or one shareholder representing at least 100 CUFS holders or any relevant combination thereof so that the request of at least 100 persons is taken into account. Our Articles of Association also provide that an information meeting of shareholders must be held in Australia prior to each general meeting.
      We give notice of each meeting of shareholders by mail and by way of an announcement in a nationally distributed newspaper in The Netherlands. Such notice is given no later than the 28th day prior to the day of the meeting and includes or is accompanied by an agenda identifying the business to be considered at the meeting. We currently are exempt from the proxy rules under the U.S. Securities Exchange Act of 1934 (which we refer to as the Exchange Act). Holders of shares of common stock represented by CUFS are provided notice of general meetings of shareholders and other communications with shareholders by us, and the ADR depositary, The Bank of New York, provides our ADR holders with such notices and communications. CHESS Depositary Nominees Pty Ltd, or CDN, or we on behalf of CDN, may deliver to CUFS holders instruction forms allowing the CUFS holders to instruct CDN how to vote at a meeting. Similarly, the ADR depositary may deliver to ADR holders instruction forms allowing the ADR holders to direct the ADR depositary on how to instruct CDN to vote at a meeting. In order for CUFS holders to attend general meetings of shareholders in person, such holders need not withdraw the shares of common stock represented by the CUFS, but must follow such rules and procedures as may be established by the CUFS Subregistrar and our share registry. CUFS holders may request CDN to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN. In order for ADR holders to attend general meetings of shareholders in person, such holders will have to convert their ADRs into CUFS and, in doing so, must follow the procedures set forth in the deposit agreement and such rules and procedures as may be established by the ADR depositary.
      Each share of common stock entitles the holder thereof to one vote on each matter to be voted upon by the shareholders. Holders of CUFS will be entitled to attend and to speak, but not vote, at our shareholders meetings. A CUFS holder may follow instructions set out in a relevant Notice of Meeting to have the registered shareholder, CDN, appoint the CUFS holder as a proxy of CDN to vote their CUFS holding at the relevant meeting of shareholders. Holders of ADRs are not entitled to attend or speak, nor vote, at our general meetings of shareholders, but, as described above, they can direct the voting of their underlying shares through the ADR depositary.
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

Annual Report
      Our fiscal year runs from April 1 through March 31. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Managing Board must make available to our shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report must be submitted to the shareholders for adoption. The annual report, including the management report, is prepared in English and, in the case of the consolidated accounts of JHI NV and its wholly owned subsidiaries, according to U.S. GAAP, and in the case of JHI NV’s accounts, according to accounting principles generally accepted in The Netherlands (which we refer to as Dutch GAAP).

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

      The profits of JHI NV in any financial year, if any, shall first be retained by way of a reserve in such amount as determined by our Supervisory Board. The remaining portion of the profits shall be at the disposal of our Managing Board for further allocation to our reserves or, if permitted by Dutch law and our Articles of Association, be made available for distribution as a dividend to the holders of shares of common stock, or a combination thereof. Our Managing Board, upon approval of our Joint Board, may also declare interim dividends as permitted by Dutch law and our Articles of Association.
      We may not make any distribution, whether out of our profits as an interim dividend, out of our general share premium reserve or out of any other reserves that are available for shareholder distributions under Dutch law, if the distribution would reduce shareholders’ equity to an amount less than the sum of the paid and called up part of our issued share capital, plus certain reserves that are required to be maintained by Dutch law and our Articles of Association. Distributions may, at the discretion of Managing Board, upon approval of our Joint Board, be made in cash or in shares or other securities, such as a stock dividend, provided that our shareholders as a group are authorized to make distributions in shares or other securities, if and so long as our Supervisory Board has not been delegated the authority to issue shares and rights to subscribe for shares. See “Issuance of Shares; Preemptive Rights.”
      Cash dividends and other distributions that have not been collected within five years and two days after the date on which they became due and payable will revert to us.
      JHIL historically paid dividends to its shareholders. JHI NV’s Managing Board, subject to the approval of the Joint Board, determines whether to declare a dividend and the amount of any such dividend. Our Managing Board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADR depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in U.S. dollars. The ADR Depositary (Bank of New York) receives dividends in U.S. dollars directly from JHI NV on each CUFS dividend payment date and will distribute any dividend to holders of ADRs in U.S. dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

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

Limitations on Right to Hold Common Stock
      Subject to certain exceptions, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares: (1) the number of shares of our common stock in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the issued and outstanding share capital of JHI NV or (2) the voting rights which any person, directly or indirectly, is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20% or from a starting point that is above 20% and below 90%

of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders. The purpose of this prohibition is to ensure that the principles which underpin the Australian Corporations Act 2001 takeover regime are complied with in a change of control, namely that: (1) the acquisition of control over the Company takes place in an efficient, competitive and informed market; (2) the holders of the shares of our common stock or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in the Company, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal and (3) as far as practicable, the holders of the shares of our common stock or CUFS, among others, all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in the Company. The exceptions to this prohibition set forth in our Articles of Association generally include:

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
      The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person acquires or holds a relevant interest in breach of the provisions. If a person acquires or holds a relevant interest in breach of the prohibition, JHI NV has several powers available to it under our Articles of Association. These include powers to require the disposal of our common stock, disregard the exercise of votes and suspend dividend rights. These powers will only extend to that number of shares of common stock which are acquired or held in breach of the prohibition.
      The Supervisory Board may cause JHI NV to exercise these powers if JHI NV has first obtained a judgment from a court of competent jurisdiction that a breach of the prohibition has occurred and is continuing. Alternatively, these powers may also be exercised without having recourse to the courts if certain procedures in relation to obtaining legal advice are followed. Our right to exercise these powers by complying with these procedures must be renewed by shareholder approval every five years or such powers will lapse. If renewed, confirmation of this renewal must be made by lodgment of a declaration by the Managing Board, on recommendation of the Joint Board, with the relevant authority in accordance with Dutch law.
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

Disclosure of Holdings
      Pursuant to our Articles of Association, shareholders are required to notify us of acquisitions of 5% or more of our outstanding securities and of any further change in their holdings of 1% or more of our outstanding securities. In addition, pursuant to our Articles of Association, we have the power to require our shareholders and CUFS holders to provide to us information about the identity of persons who have relevant interests in our securities and the details of that interest. These provisions are intended to mirror the tracing of beneficial ownership provisions of the Australian Corporations Act 2001, which would not have applied statutorily to us as a Dutch company absent a specific provision in our Articles of Association.
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
Material Contracts
      In addition to the other contracts that are described in this Annual Report on Form 20-F, including without limitation the Final Funding Agreement and certain other related agreements described in Item 4, “Information on the Company — Legal Proceedings,” and any contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as an exhibit to this Annual Report on Form 20-F and are hereby incorporated by reference and the summary below is qualified in its entirety by such reference.
      Notes. In November 1998, James Hardie International Finance B.V issued, and JHI NV guaranteed, $225.0 million of noncollateralized notes as part of a seven-tranche private placement facility. Principal repayments were due in seven installments on specified dates that commenced on November 5, 2004 and were to end on November 5, 2013. The tranches bore fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively. Interest was payable on May 5, and November 5, each year. On May 8, 2006, we prepaid the notes in full and as a result incurred a make-whole payment of $6.0 million. Had we not prepaid the notes prior to our decision to record the asbestos provision, as permitted by the non-collateralized notes agreement, we would not have been in compliance with certain of the restrictive covenants contained therein. See Item 3, “Key Information — Risk Factors” and Note 9 to our consolidated financial statements included in Item 18.
      U.S. Dollar Cash Advance Facilities. Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which mature in June 2007, and term facilities in the amount of $245.0 million, which mature in December 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the U.S.-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2006, we paid $0.7 million in commitment fees. As of March 31, 2006, there was $181.0 million drawn under the combined facilities and $174.0 million was available.
      If the conditions precedent to the full implementation of the Final Funding Agreement, including lender approval, are satisfied, the maturity date of the $245.0 million term facilities will be automatically extended until June 2010. In the fourth quarter, $181.0 million was drawn down on the credit facilities in anticipation of the prepayment of the U.S.-dollar non-collateralized notes as described above.

      Gypsum Indemnity. We sold our Gypsum wallboard manufacturing facilities in April 2002. Under the terms of the sale agreement with the buyer, BPB U.S. Holdings, Inc., we agreed to customary indemnification obligations which generally have expired. However, pursuant to the sale agreement, we agreed to indemnify the buyer for any future liabilities arising from asbestos-related injuries to persons or property arising from our former Gypsum business. Although we are not aware of any asbestos-related claims arising from the Gypsum business nor circumstances that would give rise to such claims, our obligation under the sale agreement to indemnify the buyer for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of our Gypsum business.
      Pursuant to the terms of our agreement to sell our Gypsum business, we also retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. Because we believe the metals found emanated from an offsite source, we do not believe we are liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater. See Item 3, “Key Information — Risk Factors.”
      ABN 60 Indemnities. In connection with the separation of Amaca, Amaba and ABN 60 from the James Hardie Group, JHI NV agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made against ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. We believe that the likelihood of any material non-asbestos-related claims occurring against ABN 60 is remote. As such, we have not recorded a liability for the indemnity. We have not pledged any assets as collateral for such indemnity. See “Legal Proceedings” in Item 4, and Note 12 to our consolidated financial statements included below in Item 18.
Exchange Controls
      There are no legislative or other legal provisions currently in force in The Netherlands or arising under our Articles of Association restricting the import of export of capital, including the availability of cash and cash equivalents for use by JHI NV and its wholly owned subsidiaries, or remittances to our security holders not resident in The Netherlands. Cash dividends payable in U.S. dollars on our common stock may be officially transferred from The Netherlands and converted into any other convertible currency.
      There are no limitations, either by Dutch law or in our Articles of Association, on the right of non-residents of The Netherlands to hold or vote our common stock.
Taxation
      The following summarizes the material Dutch and U.S. tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Netherlands Taxation,” this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.
      This discussion does not bind either the U.S. or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax agencies about matters in this summary (although, as noted in the risk factor in Item 3, “Key Information — Risk Factors” discussing the application of the U.S.- Netherlands income tax treaty, we have sought a ruling from the U.S. Internal

Revenue Service on a matter of internal company taxation). We cannot assure you that such tax agencies will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or The Netherlands would likewise concur.
      PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

United States Taxation
      The following is a summary of the material U.S. federal income tax consequences generally applicable to “U.S. Shareholders” (as defined below) who invest in shares of our common stock and hold the shares as capital assets. For purposes of this summary, “U.S. Shareholders” means: (1) citizens or individual residents of the United States (as defined for U.S. federal income tax purposes); (2) corporations created or organized in or under the laws of the United States or any of its political subdivisions; (3) estates whose income is subject to U.S. federal income taxation regardless of its source and (4) trusts if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more U.S. persons can control all of the substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of shares of our common stock, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of holding and disposing of those shares.
      This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, such as financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock and (3) the application of other U.S. federal taxes, such as the U.S. federal estate tax. The summary is based on the Internal Revenue Code of 1986, as amended (which we refer to as the Code), applicable Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.
      Treatment of ADRs. For U.S. federal income tax purposes, a holder of an ADR is considered the owner of the shares of stock represented by the ADR. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADRs.
      Taxation of Distributions. Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a U.S. Shareholder depends on whether such distribution is from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a U.S. Shareholder will include such amount in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a U.S. Shareholder will treat such amount first as a non-taxable return of capital to the extent of the U.S. Shareholder’s tax basis in such shares, and any excess amount will be treated and taxed as a capital gain. See the discussion of “Capital Gains Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.

      Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under recently enacted U.S. tax laws. For tax years beginning after December 31, 2002 and before January 1, 2011, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the U.S. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding tax year.
      Distributions to U.S. Shareholders that are treated as dividends are generally considered income from sources outside the United States and foreign source “passive” income or, in the case of certain holders, “financial services” income for purposes of the foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, “passive” income generally will be treated as “passive category” income, and “financial services” income generally will be treated as “general category” income. However, if U.S. persons own, directly or indirectly, 50% or more of our shares of common stock, then a portion of the dividends (based on the portion of our earnings and profits that is from U.S. sources) may be treated as sourced within the U.S. This 50% ownership rule could potentially limit a U.S. shareholder’s ability to use foreign tax credits against the shareholder’s U.S. tax liability. In addition, special rules will apply to determine a U.S. Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.
      The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt and will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from U.S. sources. U.S. Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed $200 and the sale or exchange constitutes a “personal transaction” under the Internal Revenue Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.
      Credit of Foreign Taxes Withheld. Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitation, a U.S. Shareholder may claim a credit against the U.S. shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a U.S. Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the U.S. Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and U.S. Shareholders should consult their tax advisors to determine whether and to what extent they may claim foreign tax credits.
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
      Sale or Other Disposition of Shares. Subject to the passive foreign investment company rules discussed below, a U.S. Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the U.S. Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual U.S. Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the U.S. Shareholder’s holding period of the shares. See the discussion of “Capital Gains Rates” below. Capital losses not offset by capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Shareholder is a U.S. citizen residing outside the United States and certain other conditions are met.
      Capital Gains Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2005, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) is 35%. In contrast, a maximum rate of 15% applies to any net capital gain of an individual U.S. Shareholder if such gain is attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
      Controlled Foreign Corporation Status. If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as 10-Percent Shareholders, we could be treated as a “controlled foreign corporation,” or CFC, under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in U.S. property (as specifically defined by the Code).
      In addition, gain from the sale or exchange of our common shares by a U.S. person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes paid by us in connection with amounts so characterized as dividends under the Code.
      If we were classified as both a passive foreign investment company, or PFIC, as described below, and a CFC, generally we would not be treated as a passive foreign investment company with respect to 10-Percent Shareholders. We believe that we are not and will not become a CFC.
      Passive Foreign Investment Company Status. Special U.S. federal income tax rules apply to U.S. Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income excludes certain interest, dividends or royalties from related parties.
      If we were a PFIC, each U.S. Shareholder would likely face increased tax liabilities, possibly including in amount, upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether such income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between such shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADRs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
      U.S. Federal Income Tax Provisions Applicable to Non-United States Holders. Holders of shares of our common stock who are not U.S. Shareholders, which we refer to as Non-U.S. Shareholders, generally will not be subject to U.S. federal income taxes, including U.S. withholding taxes, on any dividends paid on our shares or on any gain realized on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-U.S. Shareholder of a trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Shareholder to be subject to U.S. taxation on a net income basis on income from the common stock). A corporate Non-U.S. Shareholder under certain circumstances may also be subject to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognized on a sale, exchange or other disposition of our shares by a Non-U.S. Shareholder who is an individual generally will be subject to U.S. federal income taxes if the Non-U.S. Shareholder is present in the United States for 183 days or more in the taxable year in which the sale or other disposition occurs and certain other conditions are met.
      U.S. Information Reporting and Backup Withholding. Dividend payments on shares of our common stock and proceeds from the sale, exchange, or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding. However, such shareholders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.
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

(3) the par value of shares of common stock issued to a holder of shares of common stock or an increase of the par value of shares of common stock, as the case may be, to the extent that no contribution to capital, recognized for Netherlands dividend withholding tax purposes, was made or will be made; and

(4) the partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits, or zuivere winst, for dividend withholding tax purposes, unless the general meeting of our shareholders has previously resolved to make such repayment and provided that the par value of the shares of common stock concerned has been reduced by a corresponding amount by changing our Articles of Association. As a result of contributions in kind (i.e., in shares) to our paid-in capital made prior to the listing of our common shares, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes.
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
      Holders of shares of our common stock through a depository will initially receive dividends subject to a withholding tax rate of 25%. Upon timely receipt of required documents concerning a holder’s eligibility for the reduced rate under the U.S.-NL Treaty, dependent on the status of the holder, the dividend-disbursing agent (via any nominee) will pay an amount equal to 10% or 20% of the dividend to the holder.
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
Documents Available for Review
      We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC beginning November 4, 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Company Secretary at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands or our Assistant Company Secretary Level 3, 22 Pitt Street, Sydney, NSW 2000. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our Company Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

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
Foreign Currency Exchange Rate Risk
      We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, if the conditions precedent to the Final Funding Agreement are met and we are required to start making payments to the SPF, those payments will be required to be made in Australian dollars which, because the majority of our revenues is produced in U.S. dollars, would expose us to risks associated with fluctuations in the U.S.-dollar/ Australian dollar exchange rate. See Item 3, “Key Information — Risk Factors.”

      For our fiscal year ended March 31, 2006, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	82.9%	11.0%	3.6%	2.5%
Cost of goods sold	84.2%	10.7%	2.9%	2.2%
Expenses(2)	18.7%	79.4%	0.4%	1.5%
Liabilities (excluding borrowings)(2)	25.6%	72.4%	1.6%	0.4%
      For our fiscal year ended March 31, 2005, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	79.0%	13.3%	4.1%	3.6%
Cost of goods sold	81.5%	12.0%	3.1%	3.4%
Expenses	60.3%	31.5%	2.5%	5.7%
Liabilities (excluding borrowings)	73.9%	17.6%	5.1%	3.4%

(1)	Comprises Philippine Pesos, Euros and Chilean Pesos.

(2)	Includes A$1.0 billion of asbestos provision recorded in the fourth quarter of fiscal year 2006, which is denominated in Australian dollars.
      We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2006, there were no such material contracts outstanding.
Interest Rate Risk
      We have market risk from changes in interest rates, primarily related to our borrowings. As of March 31, 2006, 40% of our borrowings were fixed-rate and 60% were variable-rate, as compared to 93% of our borrowings at a fixed rate and 7% at a variable rate as of March 31, 2005. The percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of March 31, 2006, we had no interest rate swap contracts outstanding.
      The table below presents our long-term borrowings at March 31, 2006, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. As of March 31, 2006, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars. As permitted by our U.S.-dollar non-collateralized notes agreement (fixed-rate debt), we prepaid in full our U.S.-dollar non-collateralized notes on May 8, 2006, and as a result incurred a make-whole payment of $6.0 million.
Future Principal Repayments by Expected Maturity Date

	Year Ending March 31,

			Fair
	2007	Total	Value

	(In millions of U.S. dollars,
	except percentages)
Fixed-rate debt	$121.7	$121.7	$133.8
Weighted-average interest rate	7.16%	7.16%

Commodity Price Risk
      We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition energy, fuel and cement prices rose in fiscal year 2006. Pulp prices increased in fiscal year 2005 and the increase continued during fiscal year 2006. We expect that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we may seek to enter into contracts with suppliers for the purchase of these commodities that could fix our prices over the longer-term. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term. We have assessed the market risk for pulp and believe that, based on our most recent estimates, a $56 per metric ton price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2006, would have had approximately a 1.2% change in cost of sales in fiscal year 2006.
      We have also assessed the market risk for cement and believe that, based on our most recent estimates, an $8 per metric ton price movement in cement prices, which represents approximately 10% of the average market cement price in fiscal year 2006, would have had approximately a 0.8% change in cost of sales in fiscal year 2006.

Item 12.	Description of Securities Other Than Equity Securities
      Not Required.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None.

Item 15.	Controls and Procedures
      We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
      There have been no changes in our internal control over financial reporting during fiscal year 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
      Our Joint Board has determined that Michael Brown, Michael Gillfillan and James Loudon are “audit committee financial experts,” as such term is defined by applicable SEC rules, and qualify as independent under the rules of the New York Stock Exchange, or NYSE.
      Under the NYSE listing standards applicable to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee. Mr. Brown serves on the audit committees of four public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

Item 16B.	Code of Business Conduct and Ethics
      We seek to maintain high standards of integrity and are committed to ensuring that we conduct our business in accordance with high standards of ethical behavior.
      We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of our activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees, including our senior executives and directors.
      Our Code of Business Conduct and Ethics also covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders.
      We have taken specific action, including training and education, to ensure that our employees understand and comply with their obligations in areas such as occupational health and safety, trade practices/antitrust, environmental protection, employment practices such as equal opportunity, sexual harassment and discrimination, continuous disclosure and insider trading, public and SEC disclosure, and corrupt practices.
      In June 2005, we updated our Code of Business Conduct and Ethics to make it applicable to our directors, in addition to all of our employees, in compliance with the relevant rules and regulations of the New York Stock Exchange.
      Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policies in the Code of Business Conduct and Ethics. We have created a telephone “Ethics Hotline” to allow employees in each jurisdiction in which we operate to report anonymously any concerns. This new hotline has been implemented in every country in which we operate.
      We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2006.
      Our complete Code of Business Conduct and Ethics is publicly available and can be found by visiting our website, www.jameshardie.com, and clicking on “Investor Relations,” then “Corporate Governance,” and then “Policies and Programs.”

Item 16C.	Principal Accountant Fees and Services
Fees Paid to Our Independent Registered Public Accounting Firm
      Fees paid to our independent registered public accounting firm for services provided for fiscal years 2006, 2005 and 2004 were as follows:

	Fiscal Years Ended
	March 31,

	2006	2005	2004

	(In millions)
Audit Fees(1)	$1.6	$3.1	$1.2
Audit-Related Fees(2)	0.1	0.2	0.1
Tax Fees(3)	5.2	4.2	3.5

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During the fiscal year ended March 31, 2005, total audit fees also included internal investigation fees of $1.9 million.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal year ended March 31, 2006.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
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

Item 16D.	Exemptions from Listing Standards for Audit Committees
      Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      None.

Item 17.	Financial Statements
      Not applicable.

PART III

Item 18.	Financial Statements
      See pages F-1 through F-58, which are incorporated into this annual report by reference.
Item 19.     Exhibits
      Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on September 1, 2005 of James Hardie Industries N.V. (English Translation)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(3)
2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(3)
2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(3)
2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(3)
2.6	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(1)
2.7	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.(3)
2.8	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.9	Form of Extension of Facilities and other matters for Term Facility Agreement between James Hardie International Finance B.V. and Financier
2.10	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.11	Form of Extension Request for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier
2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier(3)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(3)
4.2	Economic Profit and Individual Performance Incentive Plans(3)
4.3	JHI NV Stock Appreciation Rights Incentive Plan(3)
4.4	Supervisory Board Share Plan 2006
4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006
4.6	2005 Managing Board Transitional Stock Option Plan
4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(3)
4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(3)

Exhibit
Number	Description of Exhibits

4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(3)
4.10	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto(3)
4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(2)
4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(2)
4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(2)
4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia(2)
4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(2)
4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(2)
4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005
4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(3)
4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(3)
4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(3)
4.21	Final Funding Agreement
4.22	Asbestos Injuries Compensation Fund Trust Deed by and between James Hardie Aust. Holdings Pty Limited and Asbestos Injuries Compensation Fund Limited
4.23	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton
4.24	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V.
4.25	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales
4.26	Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales
4.27	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., LGTDD Pty Limited, and The State of New South Wales
4.28	Letters Extending the Condition Precedent Date for the Final Funding Agreement
8.1	List of significant subsidiaries of James Hardie Industries N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Exhibits

15.1	Consent of independent registered public accounting firm
15.2	Consent of KPMG Actuaries Pty Ltd
99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of June 10, 2005
99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002(3)
99.3	ASIC Class Order 02/311, dated November 3, 2002(3)
99.4	ASIC Modification, dated March 7, 2002(3)
99.5	ASIC Modification, dated February 26, 2004

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.

By:	/s/ Louis Gries

Louis Gries
Chief Executive Officer
Date: September 28, 2006

JAMES HARDIE INDUSTRIES N.V.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Notes 12 and 13 to the consolidated financial statements, the Company is subject to certain significant contingencies, including asbestos-related claims against former subsidiaries for which a provision in an amount representing the Company’s best estimate of the probable outcome has been established; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Final Funding Agreement; an investigation by the Australian Securities and Investments Commission; an offer of an indemnity to ABN 60 together with a related commitment to provide funding to the Medical Research and Compensation Foundation; and a significant amended tax assessment from the Australian Tax Office.
/s/ PricewaterhouseCoopers LLP
____________________________________________________________
PricewaterhouseCoopers LLP
Los Angeles, California
May 12, 2006, except for Note 20,
 as to which the dates are June 23, 2006,
 June 29, 2006 and July 5, 2006

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

		March 31

	Notes	2006	2005

		(Millions of US dollars)
ASSETS
Current assets:
Cash and cash equivalents	3	$315.1	$113.5
Accounts and notes receivable, net of allowance for doubtful accounts of $1.3 million and $1.5 million as of March 31, 2006 and March 31, 2005, respectively	4	153.2	127.2
Inventories	5	124.0	99.9
Prepaid expenses and other current assets		33.8	12.0
Deferred income taxes	13	30.7	26.0

Total current assets		656.8	378.6
Property, plant and equipment, net	6	775.6	685.7
Deferred income taxes	13	4.8	12.3
Other assets		8.2	12.3

Total assets		$1,445.4	$1,088.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8	$117.8	$94.0
Current portion of long-term debt	9	121.7	25.7
Short-term debt	9	181.0	11.9
Accrued payroll and employee benefits		46.3	35.7
Accrued product warranties	11	11.4	8.0
Income taxes payable	13	24.5	21.4
Other liabilities		3.3	1.7

Total current liabilities		506.0	198.4
Long-term debt	9	—	121.7
Deferred income taxes	13	79.8	77.5
Accrued product warranties	11	4.1	4.9
Asbestos provision	12	715.6	—
Other liabilities	10	45.0	61.7

Total liabilities		1,350.5	464.2

Commitments and contingencies	12
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 463,306,511 shares issued and outstanding at March 31, 2006 and 459,373,176 shares issued and outstanding at March 31, 2005	15	253.2	245.8
Additional paid-in capital	15	158.8	139.4
Retained (deficit) earnings		(288.3)	264.3
Employee loans	15	(0.4)	(0.7)
Accumulated other comprehensive loss	18	(28.4)	(24.1)

Total shareholders’ equity		94.9	624.7

Total liabilities and shareholders’ equity		$1,445.4	$1,088.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

		Years Ended March 31

	Notes	2006	2005	2004

		(Millions of US dollars, except per
		share data)
Net sales	17	$1,488.5	$1,210.4	$981.9
Cost of goods sold		(937.7)	(784.0)	(623.0)

Gross profit		550.8	426.4	358.9
Selling, general and administrative expenses		(209.8)	(174.5)	(162.0)
Research and development expenses		(28.7)	(21.6)	(22.6)
SCI and other related expenses	12	(17.4)	(28.1)	—
Impairment of roofing plant	6	(13.4)	—	—
Asbestos provision	12	(715.6)	—	—
Other operating expense		(0.8)	(6.0)	(2.1)

Operating (loss) income		(434.9)	196.2	172.2
Interest expense		(7.2)	(7.3)	(11.2)
Interest income		7.0	2.2	1.2
Other (expense) income		—	(1.3)	3.5

(Loss) income from continuing operations before income taxes	17	(435.1)	189.8	165.7
Income tax expense	13	(71.6)	(61.9)	(40.4)

(Loss) income from continuing operations		(506.7)	127.9	125.3

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit (expense) of nil, $0.2 million and ($0.1) million for 2006, 2005 and 2004, respectively	14	—	(0.3)	0.2
(Loss) gain on disposal of discontinued operations, net of income tax benefit of nil, nil and $4.8 million for 2006, 2005 and 2004, respectively	14	—	(0.7)	4.1

(Loss) income from discontinued operations		—	(1.0)	4.3

Net (loss) income		$(506.7)	$126.9	$129.6

(Loss) income per share — basic:
(Loss) income from continuing operations		$(1.10)	$0.28	$0.27
Income from discontinued operations		—	—	0.01

Net (loss) income per share — basic		$(1.10)	$0.28	$0.28

(Loss) income per share — diluted:
(Loss) income from continuing operations		$(1.10)	$0.28	$0.27
Income from discontinued operations		—	—	0.01

Net (loss) income per share — diluted		$(1.10)	$0.28	$0.28

Weighted average common shares outstanding (Millions):
Basic	2	461.7	458.9	458.1
Diluted	2	461.7	461.0	461.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Cash Flows From Operating Activities
Net (loss) income	$(506.7)	$126.9	$129.6
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) on sale of land and buildings	—	0.7	(4.2)
Loss (gain) on disposal of subsidiaries and businesses	—	2.1	(1.9)
Depreciation and amortization	45.3	36.3	36.4
Deferred income taxes	4.3	11.1	14.6
Prepaid pension cost	2.9	7.6	1.8
Tax benefit from stock options exercised	2.2	0.4	0.4
Stock compensation	5.9	3.0	3.3
Asbestos provision	715.6	—	—
Impairment of roofing plant	13.4	—	—
Other	1.7	—	0.7
Changes in operating assets and liabilities:
Accounts and notes receivable	(24.0)	(3.7)	(24.8)
Inventories	(26.6)	4.3	(24.9)
Prepaid expenses and other current assets	(24.8)	32.6	2.1
Accounts payable and accrued liabilities	24.4	15.0	1.3
Other accrued liabilities and other liabilities	7.0	(16.5)	28.2

Net cash provided by operating activities	240.6	219.8	162.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(162.0)	(153.2)	(74.8)
Proceeds from sale of property, plant and equipment	—	3.4	10.9
Proceeds from disposal of subsidiaries and businesses, net of cash divested	8.0	—	5.0

Net cash used in investing activities	(154.0)	(149.8)	(58.9)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	0.5	0.5
Proceeds from borrowings	181.0	—	—
Repayments of borrowings	(37.6)	(17.6)	—
Proceeds from issuance of shares	18.7	2.6	3.2
Repayments of capital	—	—	(68.7)
Dividends paid	(45.9)	(13.7)	(22.9)
Collections on loans receivable	0.3	0.6	0.9

Net cash provided by (used in) financing activities	116.5	(27.6)	(87.0)

Effects of exchange rate changes on cash	(1.5)	(1.2)	0.5
Net increase in cash and cash equivalents	201.6	41.2	17.2
Cash and cash equivalents at beginning of period	113.5	72.3	55.1

Cash and cash equivalents at end of period	$315.1	$113.5	$72.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	$24.9	$28.6	$24.6
Short-term deposits	290.2	84.9	47.7

Cash and cash equivalents at end of period	$315.1	$113.5	$72.3

Supplemental Disclosure of Cash Flow Activities
Cash paid during the period for interest, net of amounts capitalized	$3.5	$10.7	$11.7
Cash paid (refunded) during the period for income taxes, net	$93.4	$15.7	$(6.5)
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

					Accumulated
			Retained		Other
		Additional	Earnings		Comprehensive
	Common	Paid-In	(Accumulated	Employee	Income
	Stock	Capital	Deficit)	Loans	(Loss)	Total

	(Millions of US dollars)
Balances as of March 31, 2003	$269.7	$171.3	$44.4	$(1.7)	$(49.0)	$434.7
Comprehensive income:
Net income	—	—	129.6	—	—	129.6
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	16.0	16.0
Unrealized loss on available-for-sale securities	—	—	—	—	(0.1)	(0.1)
Additional minimum pension liability adjustment	—	—	—	—	7.7	7.7

Other comprehensive income	—	—	—	—	24.7	24.7

Total comprehensive income						154.3
Dividends paid	—	—	(22.9)	—	—	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	—	—	—	—
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	—	—	—	—	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	—	—	—	—
Stock compensation	—	3.3	—	—	—	3.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	0.8	2.4	—	—	—	3.2

Balances as of March 31, 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7

Comprehensive income:
Net income	—	—	126.9	—	—	126.9
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	—	(0.9)	(0.9)

Other comprehensive income	—	—	—	—	0.2	0.2

Total comprehensive income						127.1
Dividends paid	—	—	(13.7)	—	—	(13.7)
Stock compensation	—	3.0	—	—	—	3.0
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.6	—	0.6
Stock options exercised	0.6	2.0	—	—	—	2.6

Balances as of March 31, 2005	$245.8	$139.4	$264.3	$(0.7)	$(24.1)	$624.7

Comprehensive loss:
Net loss	—	—	(506.7)	—	—	(506.7)
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	—	0.5	0.5
Foreign currency translation loss	—	—	—	—	(4.8)	(4.8)

Other comprehensive loss	—	—	—	—	(4.3)	(4.3)

Total comprehensive loss						(511.0)
Dividends paid	—	—	(45.9)	—	—	(45.9)
Stock compensation	—	5.9	—	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	—	2.2
Employee loans repaid	—	—	—	0.3	—	0.3
Stock options exercised	7.4	11.3	—	—	—	18.7

Balances as of March 31, 2006	$253.2	$158.8	$(288.3)	(0.4)	$(28.4)	$94.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

Nature of Operations
      The Company manufactures and sells fiber cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

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
      The costs of additions and improvements are capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets
      In accordance with Statement of Financial Accounting standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

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

Shipping and Handling
      Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative
      Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network. Transportation and logistic costs were $2.5 million, $1.2 million and $1.3 million for the years ended March 31, 2006, 2005 and 2004, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Advertising
      The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $19.1 million, $15.7 million and $15.2 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Accrued Product Warranties
      An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes
      The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.

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

Stock-Based Compensation
      The Company reflects stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled according with SFAS No. 123, “Accounting for Stock based Compensation” and SFAS No. 148, “Accounting for Stock based Compensation — Transition and Disclosure.”

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

Dividends
      Dividends are recorded as a liability on the date that the Supervisory Board of Directors formally declares the dividend.

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

	Years Ended March 31

	2006	2005	2004

	(Millions of shares)
Basic common shares outstanding	461.7	458.9	458.1
Dilutive effect of stock options	—	2.1	3.3

Diluted common shares outstanding	461.7	461.0	461.4

(Continuing operations — US dollar)	2006	2005	2004

Net (loss) income per share — basic	($1.10)	$0.28	$0.28
Net (loss) income per share — diluted	($1.10)	$0.28	$0.28
      Potential common shares of 6.6 million, 8.2 million and 2.0 million for the years ended March 31, 2006, 2005 and 2004, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the year ended March 31, 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

Accumulated Other Comprehensive Income (Loss)
      Accumulated other comprehensive income (loss) includes foreign currency translation and derivative instruments and is presented as a separate component of shareholders’ equity.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Recent Accounting Pronouncements

Inventory Costs
      In November 2004, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

American Jobs Creation Act
      In October 2004, the President of the United States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a US federal income tax deduction for a percentage of income earned from certain US production activities. Based on the effective date of the Act, the Company was eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position (“FSP”) 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No. 109. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
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

Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognized in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In April 2005, the United States Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 123 in

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
fiscal year 2003 and does not expect the adoption of SFAS No. 123R, which will occur in the first quarter of fiscal year 2007 to have a material effect on the Company’s consolidated financial statements.

Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Accounting Changes and Error Corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Uncertain Tax Positions
      In July 2005, the FASB issued an exposure draft of a proposed interpretation “Accounting for Uncertain Tax Positions.” The proposed interpretation clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109. The proposed interpretation requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. A tax position that fails to meet the probable recognition threshold will result in either reduction of current or deferred tax asset or receivable, or recording a current or deferred tax liability. The proposed interpretation also provides guidance on measurement, derecognition of tax benefits, classification, interim reporting disclosure and transition requirements in accounting for uncertain tax positions. The exposure draft has not yet been finalized. If and when finalized, the Company will determine the impact, if any, on its consolidated financial statements.

3.	Cash and Cash Equivalents
      Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
      Cash and cash equivalents consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Cash at bank and on hand	$24.9	$28.6
Short-term deposits	290.2	84.9

Total cash and cash equivalents	$315.1	$113.5

      Short-term deposits are placed at floating interest rates varying between 4.60% to 4.85% and 2.70% to 2.76% as of March 31, 2006 and 2005, respectively. Included in Cash at bank and on hand at March 31, 2006 is $5.0 million of restricted cash.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

4.	Accounts and Notes Receivable
      Accounts and notes receivable consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Trade receivables	$146.5	$121.6
Other receivables and advances	8.0	7.1
Allowance for doubtful accounts	(1.3)	(1.5)

Total accounts and notes receivable	$153.2	$127.2

      The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Balance at April 1	$1.5	$1.2
Charged to expense	0.3	0.4
Costs and deductions	(0.5)	(0.1)

Balance at March 31	$1.3	$1.5

5.	Inventories
      Inventories consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Finished goods	$84.1	$71.1
Work-in-process	9.2	8.5
Raw materials and supplies	33.0	22.4
Provision for obsolete finished goods and raw materials	(2.3)	(2.1)

Total inventories	$124.0	$99.9

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

6.	Property, Plant and Equipment
      Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

	(Millions of US dollars)
Balance at April 1, 2004:
Cost	$11.3	$135.0	$562.8	$63.0	$772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	11.3	114.0	378.8	63.0	567.1
Changes in net book value:
Capital expenditures	0.2	3.2	32.5	117.1	153.0
Retirements and sales	—	—	—	(4.1)	(4.1)
Depreciation	—	(4.5)	(31.8)	—	(36.3)
Other movements	—	—	3.4	—	3.4
Foreign currency translation adjustments	—	—	2.6	—	2.6

Total changes	0.2	(1.3)	6.7	113.0	118.6
Balance at March 31, 2005:
Cost	11.5	131.1	606.6	176.6	925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	$11.5	$106.7	$390.9	$176.6	$685.7

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

Balance at April 1, 2005:
Cost	$11.5	$131.1	$606.6	$176.6	$925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	11.5	106.7	390.9	176.6	685.7
Changes in net book value:
Capital expenditures	4.1	16.4	90.8	51.5	162.8
Retirements and sales	—	—	(8.9)	—	(8.9)
Depreciation	—	(7.3)	(38.0)	—	(45.3)
Impairment	—	—	(13.4)	—	(13.4)
Other movements	—	—	(0.9)	—	(0.9)
Foreign currency translation adjustments	—	—	(4.4)	—	(4.4)

Total changes	4.1	9.1	25.2	51.5	89.9
Balance at March 31, 2006:
Cost	15.6	147.5	669.8	228.1	1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	$15.6	$115.8	$416.1	$228.1	$775.6

      Construction in progress consists of plant expansions and upgrades.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $5.7 million, $5.9 million and $1.6 million for the years ended March 31, 2006, 2005 and 2004, respectively. Depreciation expense for continuing operations was $45.3 million, $36.3 million and $35.9 million for the years ended March 31, 2006, 2005 and 2004, respectively. The impairment charge for the pilot roofing plant was $13.4 million for the year ended March 31, 2006.

7.	Retirement Plans
      The Company sponsors a US retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. The US retirement plan is a tax-qualified defined contribution retirement and savings plan covering all US employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to July 1, 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company’s consolidated financial statements while participants who joined the plan subsequent to July 1, 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company’s consolidated financial statements. The James Hardie Australia Superannuation Plan is funded based on statutory requirements in Australia. The Company’s expense for its defined contribution plans totaled $2.6 million, $5.2 million and $3.8 million for the years ended March 31, 2006, 2005 and 2004, respectively. Details of the defined benefit component of the James Hardie Australia Superannuation Plan (“Defined Benefit Plan”) are as follows.
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
      Investment managers may utilize derivatives in managing investment portfolios for the Trustee. However, the Trustee does not undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers’ Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40- 75%
Debt securities	15- 60%
Real estate	0- 20%

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	March 31

	2006	2005

Equity securities	48.8%	36.6%
Fixed interest	15.1	12.7
Real estate	5.7	4.7
Cash	30.4	46.0

Total	100.0%	100.0%

      The following are the components of net periodic pension cost for the Defined Benefit Plan:

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Service cost	$1.9	$2.5	$2.9
Interest cost	2.3	2.5	2.9
Expected return on plan assets	(2.6)	(3.2)	(3.6)
Amortization of unrecognized transition asset	—	—	(0.9)
Amortization of prior service costs	—	0.1	0.1
Recognized net actuarial loss	0.4	0.4	0.4

Net periodic pension cost	2.0	2.3	1.8
Settlement loss	0.9	5.3	—

Net pension cost	$2.9	$7.6	$1.8

      The settlement losses in fiscal year 2006 and 2005 relate to lump sum payments made to terminated participants of the Defined Benefit Plan and are included in other operating expense in the consolidated statements of operations.
      The following are the assumptions used in developing the net periodic cost and projected benefit obligation as of March 31 (of each year listed below) for the Defined Benefit Plan:

	March 31

	2006	2005	2004
	%	%	%

Net Periodic Benefit Cost Assumptions:
Discount rate	6.5	6.5	6.8
Rate of increase in compensation	4.0	4.0	3.5
Expected return on plan assets	6.5	6.5	6.8
Projected Benefit Obligation Assumptions:
Discount rate	6.0	6.5	6.5
Rate of increase in compensation	4.0	4.0	4.0
      The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2005 to 2006 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2004 to 2005 reflects an increase in the expected margin of compensation

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 was a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognized gains and losses are amortized over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognized over five years.
      The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Changes in benefit obligation:
Benefit obligation at April 1	$37.6	$40.7
Service cost	1.9	2.5
Interest cost	2.3	2.5
Plan participants’ contributions	0.6	0.9
Actuarial loss	2.7	2.0
Benefits paid	(6.7)	(11.4)
Foreign currency translation	(2.8)	0.4

Benefit obligation at March 31	$35.6	$37.6

Changes in plan assets:
Fair value of plan assets at April 1	$37.7	$41.2
Actual return on plan assets	6.6	4.7
Employer contributions	1.2	1.8
Participant contributions	0.6	0.9
Benefits paid	(6.7)	(11.4)
Foreign currency translation	(2.9)	0.5

Fair value of plan assets at March 31	$36.5	$37.7

Funded status	$0.9	$0.1
Unrecognized actuarial loss	5.2	8.3

Other assets	$6.1	$8.4

      The following table provides further details of the Defined Benefit Plan:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Projected benefit obligation	$35.6	$37.6
Accumulated benefit obligation	35.6	37.6
Fair market value of plan assets	36.5	37.7

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Defined Benefit Plan measurement date is March 31, 2006. The Company expects to make contributions to the Defined Benefit Plan of approximately $1.4 million during fiscal year 2007.
      The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

Years Ended
March 31

(Millions of US dollars)
2007	$3.2
2008	2.1
2009	2.2
2010	2.6
2011	2.6
2012-2016	13.0

Estimated future benefit payments	$25.7

8.	Accounts Payable and Accrued Liabilities
      Accounts payable and accrued liabilities consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Trade creditors	$66.0	$65.3
Other creditors and accruals	51.8	28.7

Total accounts payable and accrued liabilities	$117.8	$94.0

9.	Short and Long-Term Debt
      Long-term debt consists of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
US$ noncollateralized notes — current portion	$121.7	$25.7
US$ noncollateralized notes — long-term portion	—	121.7

Total debt at 7.11% average rate	$121.7	$147.4

      The US$ non-collateralized notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven installments that commenced on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable on May 5th and November 5th each year. The first tranche of $17.6 million was repaid in November 2004.
      As a result of the recording of the asbestos provision at March 31, 2006, and the Supervisory Board’s approval of this on May 12, 2006, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralized notes. However, under the terms of the non-collateralized notes agreement, prepayment of these notes is permitted and on April 28, 2006, the Company

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
issued a notice to all note holders to prepay in full all outstanding notes on May 8, 2006. On that date the US$ non-collateralized notes were prepaid in full, incurring a make-whole payment of $6.0 million.
      The Company’s credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which mature in December 2006 and term facilities in the amount of $245.0 million, which mature in June 2006. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2006, the Company paid $0.7 million in commitment fees. At March 31, 2006, there was $181.0 million drawn under the combined facilities and $174.0 million was available.
      The Company has requested that its lenders extend the maturity date of the 364-day facilities from December 2006 to June 2007 and the maturity date of the other term facilities to December 2006. Upon satisfaction of the conditions precedent to the full implementation of the Final Funding Agreement, including lender approval, the maturity date of the other term facilities will be automatically extended until June 2010. In the fourth quarter, $181.0 million was drawn down on the credit facilities in anticipation of the prepayment of the US$ non-collateralized notes described above.
      The Company anticipates being able to meet its payment obligations from:

•	existing cash and unutilized committed facilities;

•	net operating cash flow during the current year;

•	an extension of the term of existing credit facilities; and

•	the addition of proposed new funding facilities.
      However, if the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied, the Company may not be able to renew its credit facilities on substantially similar terms, or at all; may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure. Additionally, in order to appeal the amended Australian income tax assessment referred to above, pursuant to the ATO Receivables Policy, the Company is required to post a cash deposit in an amount which could be as large as the amount of the entire assessment. Even if the Company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit could materially and adversely affect the Company’s financial position and liquidity. If the Company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures and/or take other measures to conserve cash in order to meet its future cash flow requirements.
      At March 31, 2006, our management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralized notes and credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

10.	Non-Current Other Liabilities
      Non-current other liabilities consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Employee entitlements	$17.0	$5.3
Product liability	0.7	4.7
Other	27.3	51.7

Total non-current other liabilities	$45.0	$61.7

11.	Product Warranties
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
      Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing product, which is no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with its previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is $5.7 million and $5.8 million as of March 31, 2006 and 2005, respectively.
      The following are the changes in the product warranty provision:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Balance at beginning of period	$12.9	$12.0
Accruals for product warranties	6.2	4.3
Settlements made in cash or in kind	(3.4)	(3.4)
Foreign currency translation adjustments	(0.2)	—

Balance at end of period	$15.5	$12.9

      The “Accruals for product warranties” line item above includes an additional accrual of $0.6 million for the year ended March 31, 2006 related to the Settlement Agreement. This increase reflects the results of the Company’s most recent estimate of its total exposure. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of $0.7 million and $0.9 million for the years ended March 31, 2006 and 2005, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

12.	Commitments and Contingencies

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries
      On December 1, 2005, the Company announced that it, the NSW Government and a wholly owned Australian subsidiary of the Company (LGTDD Pty Ltd, described below as the “Performing Subsidiary”) had entered into a conditional agreement (the “Final Funding Agreement”) to provide long-term funding to a special purpose fund (“SPF”) that will provide compensation for Australian asbestos-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Ltd (“ABN 60”)) (the “Former James Hardie Companies”).
      Key events occurring since 2001 that led to the signing of the Final Funding Agreement are summarized further below.
      The Final Funding Agreement remains subject to a number of conditions precedent, including the receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole, approval of the Company’s shareholders and lenders, and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Final Funding Agreement will be tax deductible and the SPF will be exempt from Australian federal income tax on its income.
      In summary, the Final Funding Agreement provides for the following key steps to occur if the conditions precedent to that agreement are satisfied or waived in writing by the parties:

•	the establishment of the SPF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$154 million provided by the Performing Subsidiary to the SPF, calculated on the basis of an actuarial report prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of March 31, 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.52 billion ($1.14 billion).

•	a two-year rolling cash buffer in the SPF and, subject to the cap described below, an annual contribution in advance to top up those funds to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually;

•	a cap on the annual payments made by the Performing Subsidiary to the SPF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Final Funding Agreement) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

•	an initial term of approximately 40 years, at which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements to or connected with the Final Funding Agreements (the “Related Agreements”);

•	no cap on individual payments to asbestos claimants;

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

•	the Performing Subsidiary’s payment obligations are guaranteed by the James Hardie Industries N.V.;

•	the SPF’s claims to the funding payments required under the Final Funding Agreement will be subordinated to the claims of the Company’s lenders; and

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60 (as described below).
      In addition to entering into the Final Funding Agreement, one or more of the Company, the Performing Subsidiary, the SPF and the NSW Government have entered into a number of agreements ancillary to or connected with the Final Funding Agreements (the “Related Agreements”), including a trust deed for the establishment of the SPF, a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above, intercreditor deeds to achieve the subordination arrangements described above and deeds of release in connection with the releases from civil liability described below.
      The Company considers that the principal outstanding conditions to be fulfilled before the Final Funding Agreement becomes effective are those relating to the taxation treatment in Australia of payments made by the Performing Subsidiary to the SPF, the tax exempt status of the SPF, and approval of the Final Funding Agreement by the Company’s shareholders. The Company is in discussions relating to the taxation issues described above with the Australian Federal Commissioner of Taxation and is seeking confirmation in a form binding on the Commissioner that those conditions have been satisfied including in relation to the impact of legislation which took effect on April 6, 2006 and which is described further below.
      In relation to the approval of the Final Funding Agreement by the Company’s shareholders, the Company has undertaken significant work towards preparing the necessary documentation to be sent to shareholders, but at present is unable to specify a date for holding the relevant meeting. The Company considers that it can only properly put the proposal to shareholders once the tax issues described above have been resolved, since as further described below, such issues materially affect the affordability of the proposal which shareholders will be asked to approve.
      The recording of the asbestos provision is in accordance with US accounting standards because it is probable that the Company will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of $715.6 million (A$1.0 billion) at March 31, 2006 is the Company’s best estimate of the probable outcome. This estimate is based on the terms of the Final Funding Agreement, which includes an actuarial estimate prepared by KPMG Actuaries as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated. The Company’s ability to obtain a tax deduction under legislation remains the subject of an ongoing application to the Australian Tax Office (“ATO”). If the conditions precedent to the Final Funding Agreement, such as the tax deductibility of payments, are not met, the Company may seek to enter into an alternative arrangement under which it would make payments for the benefit of asbestos claimants. Under alternative arrangements, the estimate may change.
      Even if conditions to the Company’s funding obligations under the Final Funding Agreement, including the achievement of tax deductibility, are not fulfilled, the Company has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos products manufactured by certain former Australian subsidiary companies. The Board of James Hardie has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the Company, it intends to proceed with fair and equitable actions to compensate the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if James Hardie proceeds with an alternative settlement without the assurance of tax deductibility, it is likely, as a function of economic reality, that the Company will have less funds to support payments in respect of asbestos claims. While the Company continues to hope that the conditions precedent to the Final Funding Agreement will be fulfilled, it has determined that its intention to continue to proceed responsibly in

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
either event makes it appropriate for the Company to record the asbestos provision in the amounts set forth in the financial statements.

Key events since 2001 leading to the signing of the Final Funding Agreement

Separation of Amaca Pty Ltd and Amaba Pty Ltd and ABN 60
      In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.
      The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from February 16, 2001, has not owned or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 as described below, the Company has no direct legally binding commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation. None of the Foundation, Amaca, Amaba or ABN 60 are parties to the Final Funding Agreement described above, and none of those entities has obtained any directly enforceable rights under that agreement or the related agreements contemplated under that agreement.
      On March 31, 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 met the payment obligations owed to the Foundation under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. Since that date, the Company has not and currently does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.
      Under the Final Funding Agreement and under legislation associated with that agreement described below, it is contemplated that following the establishment of the SPF and as part of the satisfaction of the conditions precedent to the Final Funding Agreement, the Company will, subject to limited exceptions, be entitled to appoint a majority of directors on the board of directors of the SPF, which will in turn be empowered under that legislation to issue certain specified directions to the boards of directors of the Former James Hardie Companies. That legislation also imposes statutory obligations upon the Former James Hardie Companies To comply with such directions, and the NSW Government may require the directors of the trustees of the Foundation and of the ABN 60 Foundation to resign pursuant to powers granted under the James Hardie Former Subsidiaries (Special Provisions) Act 2005.

Potential for claims against the Former James Hardie Companies to be made against the Company
      Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 were not or have not been a part of the Company since the time of establishment of the Foundation and the ABN 60 Foundation,

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
no provision for asbestos-related claims was established in the Company’s consolidated financial statements prior to March 31, 2006.
      The Final Funding Agreement does not confer upon the Former James Hardie Companies any directly enforceable rights against the Company in respect of the funding obligations. Similarly, the Final Funding Agreement does not create any directly enforceable rights in favor of any persons who may have personal injury claims against the Former James Hardie Companies and that agreement does not seek to make the Company or any current member of the James Hardie Group directly liable for damages for personal injury or death in connection with the former manufacture or sale of asbestos products by Amaca, Amaba or ABN 60. The funding obligations of the Performing Subsidiary and the Company to the SPF will be enforceable by the SPF and, in certain circumstances, directly by the NSW Government.
      Apart from the funding obligations arising under the Final Funding Agreement, it is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits is restricted by legislation enacted by the NSW Government pursuant to the Final Funding Agreement. Although it is difficult to predict the incidence or outcome of future litigation, and thus no assurances as to such incidence or outcome can be given, the Company believes that, in the absence of new legislation or a change in jurisprudence as adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the Company’s liability with respect to such suits if such suits could be successfully asserted directly against the Company is not probable and estimable at this time. This belief is based on the following factors: following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation, none of those companies has been part of the Company and while those companies are proposed to become subsidiaries of the SPF as part of the steps to implement the Final Funding Agreement, neither the SPF nor the Company will thereby assume the liabilities of the Former James Hardie Companies under Australian law; the separateness of corporate entities under Australian law; the limited circumstances in which “piercing the corporate veil” might occur under Australian and Dutch law; the absence of an equivalent under Australian common law of the US legal doctrine of “successor liability”; the effect of the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005 as described further below; and the belief that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by the transfers of Amaca, Amaba and ABN 60, the restructure of the Company in 2001, or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.
      In New Zealand, where RCI Holdings Pty Ltd owns a subsidiary that formerly manufactured asbestos-containing products, claims have been made against the statutory fund established under New Zealand’s accident compensation regime (rather than against the subsidiary). The relevant legislation at present is the Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ). Where there is cover under this legislation, claims for compensatory damages are barred. Although claims not barred by the legislation could still be brought in some circumstances, any such claims are not currently estimable.
      During the period ended March 31, 2006, the Company has not been a party to any material asbestos litigation and has not made any settlement payments in relation to any such litigation.
      Under US laws, the doctrine of “successor liability” provides that an acquirer of the assets of a business can, in certain jurisdictions and under certain circumstances, be held responsible for liabilities arising from the

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
conduct of that business prior to the acquisition, notwithstanding the absence of a contractual arrangement between the acquirer and the seller pursuant to which the acquirer agreed to assume such liabilities.
      The general principle under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, and where there is no fraudulent conduct, the liabilities remain with the corporation that previously carried on the business and are not passed on to the acquirer of assets. Prior to March 2004, the Company leased manufacturing sites from Amaca, a former subsidiary that is now owned and controlled by the Foundation. In addition, the Company purchased certain plant and equipment and inventory from Amaca at fair value in connection with the first phase of the Company’s restructuring. Each of these transactions involved only Australian companies and, accordingly, the Company believes the transactions are governed by Australian laws and not the laws of any other jurisdiction. The Company does not believe these transactions should give rise to the assumption by the Company of any asbestos-related liabilities (tortious or otherwise) under Australian law that may have been incurred during the period prior to the transfer of the assets.
      Under Dutch law, a Dutch transferee of assets may be held responsible for the liabilities of the transferor following a transfer of assets if the transfer results in the transferor having insufficient assets to meet the claims of its creditors or if the transfer otherwise jeopardizes the position of the creditors of the transferor. The Company believes the transfer by ABN 60 of all of the shares of James Hardie N.V. (“JH NV”) to JHI NV in the 2001 Reorganization will not result in the Company being held responsible as transferee under this rule because, upon the transfer and the implementation of the other aspects of the 2001 Reorganization, ABN 60 had the same financial resources to meet the claims of its creditors as it had prior to the transfer.

Special Commission of Inquiry
      On October 29, 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it would be likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform was desirable in order to assist the Foundation in managing its obligations to current and future claimants.
      On July 14, 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries, the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba may become liable. The Company proposed that the statutory scheme include the following elements:

•	speedy, fair and equitable compensation for all existing and future claimants, including objective criteria to reduce superimposed inflation. Superimposed inflation is inflation in claim awards above the underlying rate of inflation and is sometimes called judicial inflation;

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

•	contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions;

•	significant reductions in legal costs through reduced and more abbreviated litigation; and

•	limitation of legal avenues outside of the scheme.
      The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defenses.
      The SCI issued its report on September 21, 2004. The following is a summary of the principal findings of the SCI relating to the Company based on the SCI’s report and other information available to the Company.
      This summary does not contain all of the findings contained or observations made in the SCI report. It should be noted that the SCI is not a court and, therefore, its findings have no legal force.

Principal findings in favor of the Company
      The principal findings in favor of the Company were that:

•	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation (putting this finding conversely, the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

•	there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganization transactions which took place in 2001;

•	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were “speculative”; and

•	the SCI rejected the suggestion that JHI NV had breached any law or was part of a conspiracy in relation to the fact that the reorganization scheme documents prepared in 2001 did not refer to the possibility of the partly-paid shares being cancelled (the shares were cancelled in 2003).

Other principal findings relevant to the Company
      The other principal findings relevant to the Company were that:

•	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that the Company met any significant funding shortfall; and

•	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs Morley and Salter) effectively followed the instructions of JHI NV in relation to the cancellation. As a result, it might be concluded that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI did not find that the ABN 60 directors (including JHI NV as a shadow director) breached their duties in undertaking the cancellation.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Principal findings against ABN 60 (formerly called JHIL)
      A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against the Company. For the reasons provided above, the Company does not believe that it will have any liability under current Australian law if future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.
      The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the SCI did not find that the directors of ABN 60 had breached their duty in canceling the partly-paid shares.
      The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.

Principal findings against Mr. Macdonald and Mr. Shafron
      The principal (but non-determinative) findings against Messrs Macdonald and Shafron pertained to their conduct while officers of ABN 60 in relation to:

•	alleged false and misleading conduct associated with a February 16, 2001 press release, particularly regarding a statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct;

•	allegedly breaching their duties as officers of ABN 60 by encouraging the board of directors of ABN 60 to act on the Trowbridge report, dated February 13, 2001 (the “Trowbridge Report”), in forming a view that the Foundation would be “fully funded”; and

•	criticisms, falling short of findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge Report, despite (in the SCI’s view) their knowledge of its limitations.
      The Commissioner noted that he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably the Australian Securities and Investments Commission “ASIC”) to determine whether any further action should be taken in relation to matters which the Commissioner considered comprised, or might be likely to have comprised, contraventions of Australian corporations law. The Commissioner acknowledged that in relation to various of his findings, there was an issue as to whether Amaba or Amaca suffered any loss or damage from the actions reviewed by him but in this regard he did not find it necessary to reach any definitive conclusion.
      In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of June 30, 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting principles in the United States. As of June 30, 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion ($2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.
      The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.

Events Following the SCI Findings
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
      The Company continues to believe that, apart from the obligations it voluntarily assumed under the Final Funding Agreement described herein and as discussed below under the subheading “Interim Funding and ABN 60 Indemnity,” under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.
      Following the release of the SCI report, the Representatives and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions were unsuccessful. The Company’s financial position, results of operations and cash flows were affected by such bans and boycotts, although the impact was not material. The Representatives and others also indicated that they might take actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Pursuant to the Final Funding Agreement, the Representatives agreed to use their best endeavors to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. Such releases did not extend to any new bans or boycotts, if applicable, implemented after the date of signing of the Final Funding Agreement, or to any bans or boycotts which persisted beyond January 1, 2006. The Company is aware of a number of bans or boycotts having been lifted, and is monitoring the progress towards the lifting of a number of remaining bans or boycotts. However, if the conditions precedent to the Final Funding Agreement are not satisfied or if for any other reason that agreement is not implemented, it remains the case that fresh bans or boycotts could be implemented against the Company’s products. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.
      On October 28, 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council, comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly-paid shares.” The announcement said that “the laws will effectively enforce the liability (for asbestos-related claims) against the Dutch parent company.”

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      On November 5, 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers) (“MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of November 5, 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government had been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If the conditions precedent to the full implementation of the Final Funding Agreement are not satisfied or if otherwise the Final Funding Agreement is terminated by James Hardie, the Company is aware that legislative intervention may ensue but has no detailed information as to the content of any such legislation.

Heads of Agreement
      On December 21, 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which was expected to form the basis of a proposed binding agreement under which a subsidiary of the Company would agree to provide, and the Company would guarantee, funding payments to a special purpose fund established to provide funding on a long-term basis to be applied towards meeting proven asbestos-related personal injury and death claims (“Claims”) against the Former James Hardie Companies. The Heads of Agreement set out the key principles to be reflected in a more detailed legally binding agreement.
      Negotiations between the NSW Government and the Company as to the terms of such legally binding agreement continued throughout 2005 and resulted in the execution of the Final Funding Agreement as described herein.

Extension of Heads of Agreement to cover Baryulgil claims
      On April 15, 2005, the Company announced that it had extended the coverage of the funding arrangements agreed under the Heads of Agreement to enable the SPF to settle or meet proven Claims by members of the Baryulgil community in Australia against Asbestos Mines Pty Ltd (“Asbestos Mines”), which conducted asbestos-related mining activities in Baryugil, NSW. Asbestos Mines began mining at Baryulgil in 1944 as a joint venture between Wunderlich Ltd (now Seltsam Ltd, an entity of CSR Ltd) and a former James Hardie subsidiary (now Amaca Pty Ltd.) From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Asbestos Mines, which has subsequently been renamed Marlew Mining Pty Ltd, has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd (subsequently renamed Mineral Commodities Ltd). The Company has no current right to access any Claims information in relation to Claims against Asbestos Mines, and has no current involvement in the management or settlement of such Claims.

Interim Funding and ABN 60 Indemnity
      The Company has previously announced a number of measures in relation to the funding position of the Foundation prior to the Company’s entry into the Final Funding Agreement. On December 3, 2004, and in part as a result of initiatives undertaken by the Company, the Foundation received a payment of A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.
      The Company facilitated the payment of such funds by granting an indemnity (under a separate deed of indemnity) to the directors of ABN 60, which it announced on November 16, 2004. Under the terms of that

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and effective contracts and therefore the Company should not incur liability under this indemnity. The Company has not received any claim nor made any payments in relation to this indemnity.
      Additionally, on November 16, 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds (in particular, funding available to Amaca and Amaba) had been exhausted. On the basis of updated information provided to KPMG Actuaries by representatives of the Foundation as to the incidence of claims and the current net assets of the Amaca and Amaba, and assuming such incidence of claims continues, the Company considers that it is unlikely that the Foundation funds will be exhausted before late calendar year 2006.
      On March 31, 2005, the Company announced that it would extend the timing of its commitment to assist the Foundation to obtain interim funding, if necessary, prior to the Final Funding Agreement being finalized in accordance with the updated timetable announced on that date.
      The Company has not recorded a provision for either the indemnity or the potential payments under the interim funding proposal. The Company has not been required to make any payments pursuant to this commitment.
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

Releases From Civil Liability
      The Final Funding Agreement was supplemented by legislation passed by the NSW Government to provide releases to the James Hardie Group and to current and former directors, officers, employees, agents and advisers of James Hardie Group members from all civil liabilities in connection with, among other matters, the establishment and funding (or underfunding) of the Foundation as described above, the corporate reorganizations of the James Hardie Group in 2001 and other matters examined by the SCI.
      The full form of the statutory releases is set out in legislation passed by the NSW Parliament and contained in the James Hardie (Civil Liability) Act 2005 and the James Hardie (Civil Penalty Compensation Release) Act 2005. The term “civil liabilities” is not defined in that legislation and therefore bears its ordinary meaning under Australian law. When introducing that legislation into the NSW Parliament, the Attorney General of New South Wales stated that the legislation was intended to extinguish liabilities for civil penalties for which a compensation order may be imposed under the Corporations Act 2001 (Cth), but it was not intended to release the released persons from any other kind of civil penalty orders that may be imposed (including any liabilities for fines, orders banning individuals from being directors, or court declaration that a contravention of a civil penalty provision has occurred). Australian courts may have regard to those statements in determining the scope of civil liabilities released under this legislation, where they consider that the natural and ordinary meaning of “civil liabilities” is ambiguous or obscure.
      That legislation also released certain persons in relation to the entry by JHI NV and the Performing Subsidiary into the Heads of Agreement, the Final Funding Agreement and the Related Agreements and their implementation by the James Hardie Group, and the circumstances giving rise to the same. However, such releases did not affect the obligations of JHI NV and the Performing Subsidiary set out in the Final Funding Agreement or Related Agreements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The NSW Government has also undertaken to refrain from taking any action inconsistent with such releases and extinguishments. The releases and extinguishments contained in the legislation described above are permanent in relation to all released persons who are natural persons. In relation to companies and other non-natural persons who were released under that legislation, the releases and extinguishments may be suspended by the NSW Government if the Performing Subsidiary is and remains in breach of any obligation to make a funding payment under the Final Funding Agreement or of its obligations not to undertake certain prejudicial specified dealings, and the Performing Subsidiary or the Company has not remedied the breach within three months of the Company having received a notice under the Final Funding Agreement.

Actuarial Study; Claims Estimate
      The Company commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2006. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie companies was approximately A$1.52 billion ($1.14 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.08 billion ($2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States.
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
      Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services, Amaca Pty Ltd (Under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
      Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
      A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$1.0 billion ($0.7 billion) to A$2.5 billion ($1.8 billion) (undiscounted estimates of A$1.8 billion ($1.4 billion) to A$5.3 billion ($3.9 billion) as of March 31, 2006. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
      The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Final Funding Agreement is approved by all of the necessary parties, including the Company’s Board of Directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of March 31, 2006, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion ($2.2 billion). This undiscounted central estimate is net of expected insurance recoveries of A$504.8 million ($379.9 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$65.5 million ($49.3 million) of “by claim” or subrogation recoveries from other third parties.
      Currently, the timing of any potential payments is uncertain because the conditions precedent to the Final Funding Agreement have not been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation with interim funding, which is described above under the heading “Interim Funding and ABN 60 Indemnity” because the Foundation continues to meet all claims of Amaca and Amaba.

Claims Data
      The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2006 and 2005:

	Years Ended
	March 31

	2006	2005

Australia	556	712
New Zealand	—	—
Unknown — Court Not Identified(1)	20	36
USA	1	1

(1)	The “Unknown — Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.
      For the years ended March 31, 2006, 2005 and 2004 the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended March 31

	2006		2005		2004

Number of claims filed		346		489		379
Number of claims dismissed		97		62		119
Number of claims settled or otherwise resolved		405		402		316
Average settlement amount per claim	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per claim	US$	114,322	US$	116,572	US$	116,127

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	Unknown — Court Not Identified
	Years Ended March 31

	2006		2005		2004

Number of claims filed		6		7		1
Number of claims dismissed		10		20		15
Number of claims settled or otherwise resolved		12		2		—
Average settlement amount per claim	A$	198,892	A$	47,000	A$	—
Average settlement amount per claim	US$	149,706	US$	34,766	US$	—

	USA
	Years Ended March 31

	2006		2005		2004

Number of claims filed		—		—		—
Number of claims dismissed		—		3		1
Number of claims settled or otherwise resolved		—		1		—
Average settlement amount per claim	A$	—	A$	228,293	A$	—
Average settlement amount per claim	US$	—	US$	168,868	US$	—
      The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	Years Ended March 31

	2006		2005		2004		2003		2002

Number of open claims at beginning of year		749		743		814		671		569
Number of new claims		352		496		380		409		375
Number of closed claims		524		490		451		266		273
Number of open claims at year-end		577		749		743		814		671
Average settlement amount per settled claim	A$	153,236	A$	157,223	A$	167,450	A$	201,200	A$	197,941
Average settlement amount per case closed	A$	121,945	A$	129,949	A$	117,327	A$	177,752	A$	125,435
Average settlement amount per settled claim	US$	115,341	US$	116,298	US$	116,127	US$	112,974	US$	101,603
Average settlement amount per case closed	US$	91,788	US$	96,123	US$	81,366	US$	99,808	US$	64,386
      The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any current subsidiary of the Company has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003. However, the Final Funding Agreement and associated New South Wales legislation contemplates that the SPF will have both the responsibility for and arrangement of claims against the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the SPF unless a special default or insolvency event arises, as explained further above.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      On October 26, 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Final Funding Agreement, but subject to it being implemented, the Company has obtained similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Final Funding Agreement) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.

SCI and Other Related Expenses
      The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
SCI	$—	$6.8
Internal investigation	—	4.9
ASIC investigation	0.8	1.2
Severance and consulting	0.1	6.0
Resolution advisory fees	9.8	6.4
Funding advice	2.9	0.6
Other	3.8	2.2

Total SCI and other related expenses	$17.4	$28.1

      Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.

ASIC
      ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the Company’s advisers and auditors at the time of the separation and restructure transactions described above. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerized information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. So far as the Company is aware, the individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future civil proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.
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

Financial Position of the Foundation
      On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW by the Foundation for the appointment of a provisional liquidator to the Foundation’s subsidiaries were dismissed with the Foundations consent. Such applications have now been rendered unnecessary by the passage of the civil liability release legislation described above.
      The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Winding Up and Administration) Act 2005), parts of which came into force on December 2, 2005 and which will, when fully effective, replace the James Hardie Former Subsidiaries (Special Provisions) Act 2005. That legislation maintains the status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent Australian company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.
      The Company believes it is possible that future costs related to the Company’s implementation of the Final Funding Agreement may be material. The Company does not expect any material additional costs to be incurred in connection with the SCI.

Environmental and Legal
      The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
      The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Operating Leases
      As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at March 31, 2006:

Years Ending March 31:	(Millions of US dollars)

2007	$15.8
2008	14.0
2009	12.3
2010	11.1
2011	10.9
Thereafter	78.7

Total	$142.8

      Rental expense amounted to $12.5 million, $9.1 million and $8.1 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Capital Commitments
      Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $22.2 million at March 31, 2006.

13.	Income Taxes
      Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense for continuing operations consists of the following components:

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Income from continuing operations before income taxes:
Domestic(1)	$113.7	$90.5	$103.5
Foreign	(548.8)	99.3	62.2

(Loss) income from continuing operations before income taxes:	$(435.1)	$189.8	$165.7

Income tax expense:
Current:
Domestic(1)	$(9.0)	$(14.1)	$(6.7)
Foreign	(91.5)	(37.1)	(20.4)

Current income tax expense	(100.5)	(51.2)	(27.1)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Deferred:
Domestic(1)	(0.3)	5.0	(3.9)
Foreign	29.2	(15.7)	(9.4)

Deferred income tax expense	28.9	(10.7)	(13.3)

Total income tax expense for continuing operations	$(71.6)	$(61.9)	$(40.4)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
      Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Income tax expense computed at statutory tax rates	$121.0	$(65.3)	$(60.7)
US state income taxes, net of the federal benefit	(7.1)	(5.3)	(0.2)
Asbestos provision	(214.7)	—	—
Benefit from Dutch financial risk reserve regime	12.7	18.1	24.8
Expenses not deductible	(3.4)	(2.3)	(2.5)
Non-assessable items	1.4	—	1.3
Losses not available for carryforward	(2.6)	(2.4)	—
Change in reserves	20.7	(3.7)	(3.9)
Other items	0.4	(1.0)	0.8

Total income tax expense	$(71.6)	$(61.9)	$(40.4)

Effective tax rate	16.5%	32.6%	24.4%

      Deferred tax balances consist of the following components:

	March 31

	2006	2005

	(Millions of US dollars)
Deferred tax assets:
Provisions and accruals	$33.2	$29.0
Net operating loss carryforwards	8.9	12.8
Capital loss carryforwards	31.2	33.7
Taxes on intellectual property transfer	8.3	10.0

Total deferred tax assets	81.6	85.5
Valuation allowance	(35.2)	(38.1)

Total deferred tax assets net of valuation allowance	46.4	47.4

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	March 31

	2006	2005

	(Millions of US dollars)
Deferred tax liabilities:
Property, plant and equipment	(91.7)	(86.9)
Prepaid pension cost	(1.8)	(2.5)

Total deferred tax liabilities	(93.5)	(89.4)
Foreign currency movements	2.8	2.8

Net deferred tax liabilities	$(44.3)	$(39.2)

      Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance decreased by $2.9 million during fiscal year 2006 primarily due to foreign currency movements.
      As of March 31, 2006, the Company had Australian tax loss carryforwards of approximately $23.7 million that will never expire. As of March 31, 2006, the Company had a $13.8 million valuation allowance against the Australian tax loss carryforwards.
      As of March 31, 2006, the Company had $103.9 million in Australian capital loss carryforwards which will never expire. At March 31, 2006, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
      As of March 31, 2006, the undistributed earnings of non-Dutch subsidiaries approximated $475.6 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
      Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.
      In fiscal year 2006, the Company finalized certain tax audits and paid all additional amounts due for the applicable fiscal years and recorded a $20.7 million tax benefit to reduce amounts accrued in excess of all amounts paid.
      In fiscal year 2005, the Company settled certain tax audits and filed amended income tax returns and paid additional tax for the applicable fiscal years. The Company recorded a $2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid.
      Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. Of the audits currently being conducted none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances,

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examination and how the tax authorities view certain issues.
      The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on February 1, 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organizational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits; its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made; and it could be liable for taxes owed from the effective date of the amended treaty provisions.
      In March 2006, RCI Pty Ltd (RCI) a wholly owned subsidiary of the Company received an amended assessment from the Australian Taxation Office (“ATO”) in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total is now A$378.0 million, comprised of the following:

	US$	A$

	(Millions of dollars)
Primary tax after allowable credits	$129.5	A$	172.0
Penalties(1)	32.4		43.0
General interest charges	122.7		163.0

Total amended assessment	$284.6	A$	378.0

(1)	Represents 25% of primary tax
      In late 2005, the Tax Laws Amendment (Improvements to Self Assessment Act (No 2)) 2005 of Australia (the ROSA Act) came into effect. Prior to the ROSA Act becoming law, the ATO had the power to amend earlier tax assessments to give effect to a determination under the general anti avoidance provisions of the tax legislation, Part IVA, within six years after the date on which tax became due and payable under the earlier assessment. The ROSA Act changed this period from six to four years. Unlike the other changes made by the ROSA Act to the ATO’s powers to amend earlier assessments (which apply only to the 2005 and later tax years), the changes to Part IVA operated immediately from royal assent on December 15, 2005. The amended assessment was issued to RCI to give effect to a Part IVA determination after the ROSA Act became law, but was issued after the four year period had expired (although just before the old six year period had expired).
      The ATO has acknowledged in writing to the Company that this was an issue and deferred the time for payment of tax to June 30, 2006 because of the uncertainty. The Government announced on May 9, 2006 that there had been a drafting error and that a law would be presented to Parliament to ensure retrospectively that the relevant Part IVA changes would only take effect from the 2005 and later tax years. The Company has not seen any draft law.
      Even though the ATO did not appear to have the power to make and issue the amended assessment because it was out of time (subject to retrospective correcting legislation being passed), there remains an issue

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
as to whether the amended assessment is valid until successfully challenged in Court, or whether it is invalid and a nullity.
      However, if the validity of the amended assessment is confirmed, there is a range of possible payment outcomes in accordance with the ATO Receivable Policy. These will be subject to negotiation with the ATO and include RCI paying the entire assessment on June 30, 2006 or entering into an arrangement with the ATO to pay at least 50% of the primary tax on June 30, 2006.
      The Company believes that RCI’s tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid on June 30, 2006 (or any later time) would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment.
      RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 year will be upheld on appeal. Accordingly, at this time, the Company is unable to determine with any certainty whether any amount will ultimately become payable by RCI or, if any amount is ultimately payable, the amount of any such payment. Therefore, the Company believes that the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore has not recorded any liability at March 31, 2006 for the amended assessment.

14.	Discontinued Operations

Building Systems
      On May 30, 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million. As of March 31, 2005, the $1.7 million note receivable had been collected in full.

ABN 60
      Following the establishment of the ABN 60 Foundation, the Company no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. Since that date, the Company has not and currently does not control the activities of ABN 60 or ABN 60 Foundation in any way. The Company has no economic interest, other than described in Note 12, in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions made by the ABN 60 Foundation. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 12, the Company does not believe it will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on March 31, 2003, a loss on disposal of $0.4 million was recorded by James Hardie at March 31, 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million ($57.2 million), the

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
A$94.5 million ($57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.
      Under the terms on which the ABN 60 Foundation was established, JHI NV agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60 in relation to any acts or omissions of ABN 60 or its directors and officers which occurred prior to the transfer of ABN 60 to the ABN 60 Foundation. The indemnity is uncapped and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring, which would result in a call on this indemnity, is remote. As such, the Company has not recorded a liability for the indemnity. The Company has not pledged any assets as collateral for such indemnity.
      Also under those terms of establishing the ABN 60 Foundation, Amaca, Amaba and ABN 60 agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities incurred by them as a result of the acts or omissions of ABN 60 prior to establishing the ABN 60 Foundation. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes asbestos-related claims that may arise associated with the manufacturing activities of those companies.

Disposal of Chile Business
      In June 2005, the Company approved a plan to dispose of its Chile Fiber Cement business to Compañía Industrial El Volcan S.A. (Volcan). The sale closed on July 8, 2005. The Company received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million. This loss on disposal is included in other operating expense in the Company’s consolidated statements of operations.
      As part of the terms of the sale of the Chile Fiber Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first year of the contract amounts to a purchase commitment of approximately $2.8 million and the second year amounts to a purchase commitment of approximately $2.1 million. As this contract qualifies as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” the operating results and loss on disposal of the Chile Fiber Cement business are included in the Company’s income from continuing operations and are comprised of the following components:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Chile Fibre Cement
Net sales	$5.1	$13.3
Cost of goods sold	(3.5)	(10.1)

Gross profit	1.6	3.2
Selling, general and administrative expenses	(1.2)	(2.0)
Loss on disposal of business	(0.8)	—

Operating (loss) income	(0.4)	1.2
Interest expense	(0.2)	(0.4)

Net (loss) income	$(0.6)	$0.8

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The following are the results of operations of discontinued businesses:

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Building Systems
Net sales	$—	$—	$2.9
Income before income tax expense	—	—	0.3
Income tax expense	—	—	(0.1)

Net income	—	—	0.2

Building Services
Net sales	—	—	—
Loss before income tax benefit	—	(0.5)	—
Income tax benefit	—	0.2	—

Net loss	—	(0.3)	—

Total
Net sales	—	—	2.9
(Loss) income before income tax benefit (expense)	—	(0.5)	0.3
Income tax benefit (expense)	—	0.2	(0.1)
Net (loss) income	—	(0.3)	0.2
(Loss) gain on disposal, net of income taxes	—	(0.7)	4.1

(Loss) income from discontinued operations	$—	$(1.0)	$4.3

15.	Stock-Based Compensation
      At March 31, 2006, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Stock Appreciation Rights Plan; the Supervisory Board Share Plan and the Managing Board Transitional Stock Option Plan. As of March 31, 2006, the Company has no units outstanding under the following stock based compensation plans: Peter Donald Macdonald Share Option Plan; Peter Donald Macdonald Share Option Plan 2001; Peter Donald Macdonald Share Option Plan 2002; and Key Management Shadow Stock Incentive Plan.
      The Company accounts for stock options using the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognize this value as compensation expense over the periods in which the options vest.
      The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal year 2006, 2005 and 2004:

	Years Ended March 31

	2006		2005		2004

Dividend yield		1.2%		1.1%		1.0%
Expected volatility		27.4%		29.1%		26.0%
Risk free interest rate		4.8%		3.2%		2.7%
Expected life in years		3.3		3.3		3.3
Weighted average fair value at grant date	A$	1.35	A$	1.35	A$	1.42

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Compensation expense arising from stock option grants as determined using the Black-Scholes model was $5.9 million, $3.0 million and $3.2 million for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Executive Share Purchase Plan
      Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganization, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after March 31, 1995. Accordingly, the Company recorded variable compensation expense of nil, nil and $0.1 million for the years ended March 31, 2006, 2005 and 2004, respectively. No shares were issued to executives during fiscal year 2006, 2005 and 2004.

Managing Board Transitional Stock Option Plan
      The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At March 31, 2006, there were 1,320,000 options outstanding under this plan.
      The Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 under the Managing Board Transitional Stock Option plan on November 22, 2005 to the Managing Directors. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, right issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after November 22, 2008, if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from November 22, 2005 to that date was at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, the Company will reapply the vesting criteria to those options on that business day.

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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

			October 2001
	Original		Number of	Option
	Exercise		Options	Expiration
Original Shadow Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
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
      Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

	Original		Number of	Option
	Exercise		Options	Expiration
Share Grant Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
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
      The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarizes the shares available for grant under this plan:

	Years Ended March 31

Shares Available for Grant	2006	2005	2004

Shares available at beginning of period	24,340,258	27,293,210	32,884,940
Awards granted	(5,264,300)	(5,664,100)	(6,179,583)
Options forfeited	700,275	2,711,148	587,853

Shares available at end of period	19,776,233	24,340,258	27,293,210

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The following table shows the movement in all of the Company’s outstanding options:

	2006			2005			2004

		Weighted			Weighted			Weighted
		Average			Average			Average
	Number of	Exercise		Number of	Exercise		Number of	Exercise
	Shares	Price		Shares	Price		Shares	Price

	(In Australian dollars)
Outstanding at beginning of period	20,128,610	A$	5.75	17,978,707	A$	5.72	13,410,024	A$	5.20
Granted	6,584,300		8.83	5,664,100		6.00	6,179,583		7.05
Exercised	(3,925,378)		4.79	(803,049)		4.13	(1,023,047)		4.38
Forfeited	(3,274,275)		5.68	(2,711,148)		6.56	(587,853)		5.79

Outstanding at end of period	19,513,257	A$	6.99	20,128,610	A$	5.75	17,978,707	A$	5.72

Options exercisable at March 31	7,234,897	A$	5.82	7,155,625	A$	5.08	3,858,736	A$	4.54

	Options Outstanding

		Weighted			Options Exercisable
		Average
		Remaining	Weighted			Weighted
	Number	Contractual	Average		Number	Average
	Outstanding at	Life (in	Exercise		Exercisable at	Exercise
Range of Exercise Price	March 31, 2006	Years)	Price		March 31, 2006	Price

	(In Australian dollars)
A$3.09	773,750	4.6	A$	3.09	773,750	A$	3.09
3.13	257,113	3.6		3.13	257,113		3.13
5.06	1,270,724	5.7		5.06	1,270,724		5.06
5.99	4,464,850	8.7		5.99	967,900		5.99
6.30	273,000	8.9		6.30	68,250		6.30
6.45	2,064,800	6.7		6.45	2,064,800		6.45
7.05	3,857,720	7.7		7.05	1,832,360		7.05
8.53	1,320,000	9.7		8.53	—		—
8.90	5,191,100	9.7		8.90	—		—
9.50	40,200	9.9		9.50	—		—

A$3.09 to A$9.50	19,513,257	8.2	A$	6.99	7,234,897	A$	5.82

Supervisory Board Share Plan
      At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which requires that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP requires that the directors take at least $10,000 of their fees in shares and allows directors to receive additional shares is lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. In exceptional circumstances, this may be varied at the discretion of the Managing Board. The issue price for the shares is the market value at the time of issue. No loans will be entered into by the Company relation to the grant of shares pursuant to the SBSP.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan
      As a replacement for options previously granted by JHIL on November 17, 1999, Mr. Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on November 17, 2004. The options had an expiration date of April 20, 2005, six months after the date of Mr. Macdonald’s resignation. The exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. Mr. Macdonald exercised all of these options in April 2005.

Peter Donald Macdonald Share Option Plan 2001
      As a replacement for options previously granted by JHIL on July 12, 2001, Mr. Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after July 12, 2004, if JHI NV’s TSR (essentially its dividend yield and common stock performance) from July 12, 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on April 20, 2005, six months after the date of Mr. Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. As the TSR requirement had not been met six months after Mr. Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.

Peter Donald Macdonald Share Option Plan 2002
      On July 19, 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr. Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options were to become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after July 19, 2005, if JHI NV’s TSR from July 19, 2002 to that date was at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares were to become exercisable (up to a total of 487,500 additional shares). If any options remained unexercisable on that date because the applicable test for TSR was not satisfied, then on the first business day of each month occurring from that day until October 31, 2005, JHI NV’s TSR would again be compared with that of its peer group to determine if any previously unvested options vested according to the applicable test described above. Any vested options would have remained exercisable until the tenth anniversary of the issue date, July 19, 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise could be adjusted on the occurrence of certain events, including new issues, share

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options expired on October 31, 2005.

Key Management Shadow Stock Incentive Plan
      On December 5, 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At March 31, 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.

Stock Appreciation Rights Plan
      On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. 27,000 of these stock appreciation rights were cancelled in April 2005. The remaining 500,000 stock appreciation rights were outstanding at March 31, 2006 and will vest 50% December 2006 and 50% December 2007. These rights have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of $0.5 million, nil and $2.6 million was recognized in fiscal year 2006, 2005 and 2004, respectively.

16.	Financial Instruments

Foreign Currency
      As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. As of March 31, 2006 and 2005, the Company had not entered into any material contracts to hedge these exposures.
      The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2006 and 2005, there were no material contracts outstanding.

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
      The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. As of March 31, 2006 and 2005, total credit exposure arising from forward exchange contracts was not material.

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

Fair Values
      The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	March 31

	2006		2005

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(Millions of US dollars)
Long-term debt:
Floating	$—	$—	$—	$—
Fixed	121.7	133.8	147.4	173.6

Total	$121.7	$133.8	$147.4	$173.6

      Fair values of long-term debt were determined by reference to the March 31, 2006 and March 31, 2005 market values for comparably rated debt instruments.

17.	Operating Segment Information and Concentrations of Risk
      The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fiber Cement manufactures and sells fiber cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. Other includes the manufacture and sale of fiber cement products in Chile (fiscal years 2005 and 2004 only), the manufacture and sale of fiber cement reinforced pipes in the United States, fiber cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments
      The following are the Company’s operating segments and geographical information:

	Net Sales to Customers(1)
	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
USA Fiber Cement	$1,218.4	$939.2	$738.6
Asia Pacific Fiber Cement	241.8	236.1	219.8
Other	28.3	35.1	23.5

Worldwide total from continuing operations	$1,488.5	$1,210.4	$981.9

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	(Loss) Income From Continuing
	Operations Before Income Taxes
	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
USA Fiber Cement(2)	$342.6	$241.5	$195.6
Asia Pacific Fiber Cement(2)	41.7	46.8	37.6
Research and Development(2)	(15.7)	(17.5)	(17.6)
Other	(26.5)	(11.8)	(15.9)

Segments total	342.1	259.0	199.7
General Corporate(3),(4)	(61.4)	(62.8)	(27.5)
Asbestos provision	(715.6)	—	—

Total operating (loss) income	(434.9)	196.2	172.2
Net interest expense(5)	(0.2)	(5.1)	(10.0)
Other income (expense), net	—	(1.3)	3.5

Worldwide total from continuing operations	$(435.1)	$189.8	$165.7

	Total Identifiable Assets
	March 31

	2006	2005

	(Millions of US dollars)
USA Fiber Cement	$826.0	$670.1
Asia Pacific Fiber Cement	170.4	181.4
Other	54.8	79.4

Segments total	1,051.2	930.9
General Corporate(6)	394.2	155.8

Worldwide total	$1,445.4	$1,086.7

	Additions to Property,
	Plant and Equipment(7)
	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
USA Fiber Cement	$154.5	$144.8	$56.2
Asia Pacific Fiber Cement	6.6	4.1	8.4
Other	1.7	4.1	9.5

Worldwide total	$162.8	$153.0	$74.1

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	Depreciation and
	Amortization
	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
USA Fiber Cement	$32.4	$23.1	$25.1
Asia Pacific Fiber Cement	10.0	10.1	9.7
Other	2.9	3.1	1.5

Segments total	45.3	36.3	36.3
General Corporate	—	—	0.1

Worldwide total	$45.3	$36.3	$36.4

	Net Sales to Customers(1)
	Years Ended March 31

Geographic Areas	2006	2005	2004

	(Millions of US dollars)
USA	$1,233.7	$955.7	$748.9
Australia	164.5	160.5	154.9
New Zealand	53.6	49.6	40.6
Other Countries	36.7	44.6	37.5

Worldwide total from continuing operations	$1,488.5	$1,210.4	$981.9

	Total Identifiable Assets
	March 31

	2006	2005

	(Millions of US dollars)
USA	$870.3	$729.2
Australia	108.5	118.8
New Zealand	18.7	21.4
Other Countries	53.7	61.5

Segments total	1,051.2	930.9
General Corporate(6)	394.2	155.8

Worldwide total	$1,445.4	$1,086.7

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $13.2 million, $7.6 million and $6.3 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the USA Fiber Cement operating segment. Research and development costs of $2.3 million, $1.9 million and $2.2 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $12.3 million, $12.0 million and $14.1 million in fiscal years 2006, 2005 and 2004, respectively, were expensed in the Research and Development segment. Research and Development costs of $0.9 million, $0.1 million and nil in fiscal years 2006, 2005 and 2004, respectively, were expensed in Other segment. Research and Development costs also include selling, general and administrative expenses of $3.4 million, $5.5 million and $3.5 million in fiscal years 2006, 2005 and 2004, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $28.7 million, $21.6 million and $22.6 million for the years ended March 31, 2006, 2005 and 2004, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

(3)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fiber Cement segment totaling $2.0 million, $2.3 million and $1.8 million in fiscal years 2006, 2005 and 2004, respectively, has been included in the General Corporate segment. Also, a settlement loss of $0.9 million and $5.3 million on the Defined Benefit Plan in fiscal years 2006 and 2005, respectively, has been included in the General Corporate segment.

(4)	Includes costs of $17.4 million and $28.1 million for SCI and other related expenses in fiscal years 2006 and 2005, respectively. See Note 12.

(5)	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

(6)	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

(7)	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

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
      These three customers’ accounts receivable represented 60% and 49% of the Company’s trade accounts receivable at March 31, 2006 and 2005, respectively. The following are gross sales generated by these three customers, which are all from the USA Fiber Cement segment:

	Years Ended March 31

	2006	2005	2004

	(Millions of US dollars)
Customer A	$168.5	$131.8	$111.3
Customer B	426.2	295.4	252.2
Customer C	156.6	131.7	112.9

Total	$751.3	$558.9	$476.4

      Approximately 17% of the Company’s fiscal year 2006 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

18.	Other Comprehensive Loss
      The following are the components of total accumulated other comprehensive loss, which is displayed in the consolidated balance sheets:

	Years Ended March 31

	2006	2005

	(Millions of US dollars)
Unrealized transition loss on derivative instruments classified as cash flow hedges	$—	$(0.5)
Foreign currency translation adjustments	(28.4)	(23.6)

Total accumulated other comprehensive loss	$(28.4)	$(24.1)

      In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fiber cement products. The original contract term was effective from September 1, 2000 to August 31, 2005, with settlement payments due each month. On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The cumulative effect on April 1, 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders’ equity, by $4.9 million. Subsequently, this amount has been amortized over the original term of the pulp contract to cost of goods sold.

19.	Related Party Transactions

JHI NV Directors’ Securities Transactions
      The Company’s Directors and their director-related entities held an aggregate of 271,561 ordinary shares and 266,217 ordinary shares at March 31, 2006 and 2005, respectively, and 2,782,544 options and 1,189,544 options at March 31, 2006 and 2005, respectively.
      Supervisory Board members on November 22, 2005 participated in an allotment of 7,957 shares at A$8.64 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on August 22, 2005. Directors’ allocations were as follows:

Shares
Director	Allotted

M. Hellicar	1,515
J. Barr	758
M.R. Brown	758
P.S. Cameron	1,894
G.J. Clark	758
M.J. Gillfillan	758
J.R.H. Loudon	758
D.G. McGauchie	758

Total	7,957

      The JHI NV dividend paid on July 1, 2004 and December 16, 2005 to Directors and their related entities was on the same terms and conditions that applied to other holders.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
      At March 31, 2006 and March 31, 2005, loans totaling $30,466 and $33,204, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
      During fiscal years 2006 and 2005, repayments totaling $1,892 and $18,632, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of $117,688. Under the terms of the plan, this director has two years from due date of his resignation to repay such loan.

Payments made to Directors and Director Related Entities of JHI NV during the Year
      In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters and was dissolved on March 31, 2005. In this role, she received a fee of $33,777 and $45,000 for the years ended March 31, 2006 and 2005, respectively.
      Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director DG McGauchie is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.
      In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Louis Gries’ brother. Under the agreement, approximately $12,000 was paid each month to The Gries Group. The agreement expired in June 2005 and payments of $50,876 and $157,080 were made for the years ended March 31, 2006 and 2005, respectively. Louis Gries has no economic interest in The Gries Group.

Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
      The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
      Payments of $8,829 and $6,817 for the years ended March 31, 2006 and 2005, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments of nil and $86,822 for the years ended March 31, 2006 and 2005, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late JF Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling nil and $27,634 for the years ended March 31, 2006 and 2005, respectively, were made to R Christensen and T Norman who are directors of some of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      Payments totaling $78,496 and $71,849 for the years ended March 31, 2006 and 2005, respectively, were made to M Helyar, R Le Tocq and N Wild who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling nil and $15,488 for the years ended March 31, 2006 and 2005, respectively, were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
      Payments totaling $4,984 and $4,730 for the years ended March 31, 2006 and 2005, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

20.	Subsequent Events
      Since the Company filed its consolidated financial statements with the ASX on May 15, 2006, there have been the following significant developments:

•	On June 29, 2006, the ATO issued a ruling to the Company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” Federal Legislation which was enacted in April 2006.

•	On June 23, 2006, the ATO advised the Company that it has refused to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the Final Funding Agreement does not meet current legislative requirements for such an endorsement. The Company is reviewing the implications of this development. Having the SPF qualify for tax exempt status remains a condition precedent to the completion of the Final Funding Agreement.

•	On June 23, 2006, following negotiation with the ATO regarding the payment options in relation to the amended assessment referred to in Note 13, the ATO advised the Company that it may make a partial payment of 50% of the A$378 million amended assessment (A$189 million) pending the outcome of an appeal. This amount was paid on July 5, 2006.

•	In June 2006, the Company’s lenders agreed to extend the maturity date of its 364-day facilities from December 2006 to June 2007 and to extend the maturity date of its term facilities from June 2006 to December 2006.

James Hardie Industries N.V. and Subsidiaries
Remuneration Disclosures
(unaudited, not forming part of the consolidated financial statements)
Remuneration of Directors
      Income paid or payable, or otherwise made available by the Company and related parties to directors of the Company in connection with the management of affairs of the Company totaled $10.9 million and $15.1 million for the years ended March 31, 2006 and 2005, respectively.
      Remuneration for Supervisory Board Directors includes attendance at meetings of the Board and its Sub-committees. Remuneration for the Managing Board Directors is determined on the same basis as for other executives as described in below.
Director Retirement Benefits
      In July 2002, the Company discontinued a retirement plan that entitled the Supervisory Board Directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement. The applicable multiple was based on the director’s years of service on the Supervisory Board, including service on the JHIL Supervisory Board.
      Two directors, Ms. Hellicar and Mr. Brown, retained some benefits that had accrued as of 2002 under the retirement plan and they may therefore be entitled to benefits pursuant to this plan upon retirement from the Supervisory Board. In the event Ms. Hellicar retires from the Supervisory Board for any reason other than misconduct, she will be entitled to four times her average director’s fees for the previous three years prior to her retirement. In the event Mr. Brown retires from the Supervisory Board for any reason other than misconduct, he will be entitled to four times his average director’s fees for the previous three years prior to his retirement.
Remuneration of Executives
      Remuneration received or receivable from the Company by all executives (including Managing Board Directors) whose remuneration was at least $0.1 million was $13.7 million and $18.5 million for the years ended March 31, 2006 and 2005, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.
      An executive is defined as the CEO, members of the Senior Leadership Team, General Managers of Business Units and Company Secretaries of JHI NV.
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
Remuneration of Independent Registered Public Accounting Firm
      Remuneration to the Company’s independent registered public accounting firm for services provided for fiscal years 2006, 2005 and 2004 were as follows:

Audit Fees
      The aggregate fees for professional services rendered by its independent registered public accounting firm during the years ended March 31, 2006, 2005 and 2004 were $1.6 million, $3.1 million and $1.2 million, respectively. Professional services include the audit of the Company’s annual financial statements and services

James Hardie Industries N.V. and Subsidiaries
Remuneration Disclosures
(unaudited, not forming part of the consolidated financial statements)
that are normally provided in connection with statutory and regulatory filings. The fees for the year ended March 31, 2005 included $1.9 million of internal investigation fees.

Audit-Related Fees
      The aggregate fees billed for assurance and related services rendered by the Company’s independent registered public accounting firm during the years ended March 31, 2006, 2005 and 2004 were $0.1 million, $0.2 million and $0.1 million, respectively.

Tax Fees
      The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the Company’s independent registered public accounting firm during the years ended March 31, 2006, 2005 and 2004 were $5.2 million, $4.2 million and $3.5 million, respectively.

James Hardie Industries N.V. and Subsidiaries
Selected Quarterly Financial Data
(unaudited, not forming part of the consolidated financial statements)
      The information furnished in the selected quarterly financial data for the years ended March 31, 2006 and 2005 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2006				Year Ended March 31, 2005
	By Quarter				By Quarter

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(Millions of US dollars)
Net sales	$359.4	$376.6	$362.7	$389.8	$306.1	$300.9	$287.0	$316.4
Cost of goods sold	(214.1)	(239.3)	(234.0)	(250.3)	(194.8)	(203.8)	(190.3)	(195.1)

Gross profit	145.3	137.3	128.7	139.5	111.3	97.1	96.7	121.3
Operating income (loss)	86.9	76.4	64.4	(662.6)	58.3	40.0	33.3	64.6
Interest expense	(1.7)	(2.2)	(1.1)	(2.2)	(2.8)	(1.9)	(1.3)	(1.3)
Interest income	1.0	1.2	1.9	2.9	0.3	0.6	0.6	0.7
Other (expense) income, net	—	—	—	—	—	(1.9)	0.4	0.2

Income (loss) from continuing operations before income taxes	86.2	75.4	65.2	(661.9)	55.8	36.8	33.0	64.2
Income tax (expense) benefit	(30.3)	(27.8)	(24.5)	11.0	(18.7)	(12.1)	(13.2)	(17.9)
Income (loss) from continuing operations	55.9	47.6	40.7	(650.9)	37.1	24.7	19.8	46.3
Discontinued operations:
Loss from discontinued operations net of income tax	—	—	—	—	—	—	(0.3)	—
(Loss) gain on disposal of discontinued operations net of income tax	—	—	—	—	(0.8)	0.1	—	—

(Loss) income from discontinued operations	—	—	—	—	(0.8)	0.1	(0.3)	—

Net income (loss)	$55.9	$47.6	$40.7	$(650.9)	$36.3	$24.8	$19.5	$46.3

Exhibit Index

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on September 1, 2005 of James Hardie Industries N.V. (English Translation)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(3)
2.3	Note Purchase Agreement, dated as of November 5, 1998, among James Hardie Finance B.V., James Hardie N.V. and certain purchasers thereto re: $225,000,000 Guaranteed Senior Notes(3)
2.4	Assignment and Assumption Agreement and First Amendment to Note Purchase Agreement, dated as of January 24, 2000, by and among James Hardie Finance B.V., James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited and certain noteholders thereto(3)
2.5	Second Amendment to the Note Purchase Agreement dated as of October 22, 2001, by and among, James Hardie U.S. Funding, Inc., James Hardie N.V., James Hardie Aust Investco Pty Limited, James Hardie Australia Finance Pty Limited, James Hardie International Finance B. V. and certain noteholders thereto(3)
2.6	Assignment and Assumption Agreement and Third Amendment to Note Purchase Agreement, dated as of November 18, 2002, among James Hardie U.S. Funding Inc, James Hardie International Finance B.V., James Hardie Industries N.V., James Hardie N.V. and certain noteholders thereto(1)
2.7	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.(3)
2.8	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.9	Form of Extension of Facilities and other matters for Term Facility Agreement between James Hardie International Finance B.V. and Financier
2.10	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.11	Form of Extension Request for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier
2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier(3)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(3)
4.2	Economic Profit and Individual Performance Incentive Plans(3)
4.3	JHI NV Stock Appreciation Rights Incentive Plan(3)
4.4	Supervisory Board Share Plan 2006
4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006
4.6	2005 Managing Board Transitional Stock Option Plan
4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(3)
4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto(3)
4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(3)
4.10	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto(3)
4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(2)
4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(2)
4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(2)

Exhibit
Number	Description of Exhibits

4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia(2)
4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(2)
4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(2)
4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005
4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(3)
4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(3)
4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(3)
4.21	Final Funding Agreement
4.22	Asbestos Injuries Compensation Fund Trust Deed by and between James Hardie Aust. Holdings Pty Limited and Asbestos Injuries Compensation Fund Limited
4.23	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton
4.24	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V.
4.25	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales
4.26	Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales
4.27	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., LGTDD Pty Limited, and The State of New South Wales
4.28	Letters Extending the Condition Precedent Date for the Final Funding Agreement
8.1	List of significant subsidiaries of James Hardie Industries N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
15.2	Consent of KPMG Actuaries Pty Ltd
99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of June 10, 2005
99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002(3)
99.3	ASIC Class Order 02/311, dated November 3, 2002(3)
99.4	ASIC Modification, dated March 7, 2002(3)
99.5	ASIC Modification, dated February 26, 2004

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.