Form 20-F
period 2007-03-31
HARDIE JAMES INDUSTRIES NV
filed 2007-07-06
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 467,295,391 shares of common stock at March 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Large accelerated filer  ☑     Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐No ☑

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Required.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

In this annual report, unless the context otherwise indicates, James Hardie Industries N.V., a “naamloze vennootschap,” or a Dutch public limited liability company incorporated and existing under the laws of The Netherlands, is referred to as JHI NV. JHI NV together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI NV and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI NV and its wholly owned subsidiaries” or the “Company.”

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

As a company incorporated under the laws of The Netherlands, we have listed our securities for trading on the Australian Securities Exchange, or ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, Units of Foreign Securities, or CUFS. CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI NV, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”

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

Selected Financial Data

We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets as of March 31, 2007 and March 31, 2006, our consolidated statements of changes in shareholders’ equity as of March 31, 2007, March 31, 2006 and March 31, 2005 and our consolidated statements of operations and cash flows for the years ended March 31, 2007, 2006 and 2005, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”

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

	Fiscal Years Ended March 31,
	2007		2006		2005		2004		2003
	(In millions, except sales price per unit and per share data)

Consolidated Statements of Operations Data:
Net Sales
USA Fiber Cement		$1,262.3		$1,218.4		$939.2		$738.6		$599.7
Asia Pacific Fiber Cement(1)		251.7		241.8		236.1		219.8		174.3
Other(2)		28.9		28.3		35.1		23.5		9.6

Total net sales		$1,542.9		$1,488.5		$1,210.4		$981.9		$783.6

Operating (loss) income(3)		$(86.6)		$(434.9)		$196.2		$172.2		$128.8
Interest expense		(12.0)		(7.2)		(7.3)		(11.2)		(23.8)
Interest income		5.5		7.0		2.2		1.2		3.9
Other (expense) income(4)		—		—		(1.3)		3.5		0.7

(Loss) income from continuing operations before income taxes		(93.1)		(435.1)		189.8		165.7		109.6
Income tax benefit (expense)		243.9		(71.6)		(61.9)		(40.4)		(26.1)

Income (loss) from continuing operations		$150.8		$(506.7)		$127.9		$125.3		$83.5

Net income (loss)		$151.7		$(506.7)		$126.9		$129.6		$170.5

Income (loss) from continuing operations per common share — basic		$0.32		$(1.10)		$0.28		$0.27		$0.18
Net income (loss) per common share — basic		$0.33		$(1.10)		$0.28		$0.28		$0.37
Income (loss) from continuing operations per common share — diluted		$0.32		$(1.10)		$0.28		$0.27		$0.18
Net income (loss) per common share — diluted		$0.33		$(1.10)		$0.28		$0.28		$0.37
Dividends paid per share		$0.09		$0.10		$0.03		$0.05		$0.08
Return of capital per share		$—		$—		$—		$0.15		$0.20
Weighted average number of common shares outstanding
Basic		464.6		461.7		458.9		458.1		456.7
Diluted		466.4		461.7		461.0		461.4		459.4
Consolidated Cash Flow Information:
Cash flows (used in) provided by operating activities		$(67.1)		$240.6		$219.8		$162.6		$64.8
Cash flows (used in) provided by investing activities		$(92.6)		$(154.0)		$(149.8)		$(58.9)		$237.2
Cash flows (used in) provided by financing activities		$(136.4)		$116.5		$(27.6)		$(87.0)		$(278.7)
Other Data:
Depreciation and amortization(5)		$50.7		$45.3		$36.3		$36.4		$27.4
Adjusted EBITDA(6)		$(35.9)		$(389.6)		$232.5		$208.6		$156.2
Capital expenditures(7)		$92.1		$162.8		$153.0		$74.1		$90.2
Volume (million square feet)(8)
USA Fiber Cement		2,148.0		2,182.8		1,855.1		1,519.9		1,273.6
Asia Pacific Fiber Cement(1)		390.8		368.3		376.9		362.1		349.9
Average sales price per unit (per thousand square feet)
USA Fiber Cement		$588		$558		$506		$486		$471
Asia Pacific Fiber Cement(1)	A$	842	A$	872	A$	846	A$	862	A$	887
Consolidated Balance Sheet Data:
Net current assets(9)		$259.0		$150.8		$180.2		$195.9		$159.4
Total assets		$2,128.1		$1,445.4		$1,088.9		$971.2		$851.8
Long-term debt(10)		$105.0		$121.7		$147.4		$165.0		$165.0
Common stock		$251.8		$253.2		$245.8		$245.2		$269.7
Shareholders’ equity		$258.7		$94.9		$624.7		$504.7		$434.7

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia and the Middle East (Israel, United Arab Emirates, Kuwait and Qatar).

(2)	Includes fiber cement manufactured and sold in Chile (for fiscal year 2002 to July 2005 only), fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and a roofing pilot plant in the United States. Our Chilean business was sold in July 2005. Our roofing pilot plant was closed and the business ceased operations in April 2006. See Note 15 to our consolidated financial statements in Item 18 for further information regarding the sale of our Chile Fiber Cement business.

(3)	For fiscal years 2007, 2006 and 2005, operating (loss) income includes Special Commission of Inquiry and other related expenses of $13.6 million, $17.4 million and $28.1 million, respectively. In addition, operating loss in fiscal year 2007 includes $405.5 million related to asbestos adjustments. For additional information on the asbestos adjustments see Item 5, “Operating and Financial Review and Prospects.” Operating loss in fiscal year 2006 includes $715.6 million related to the establishment of an asbestos provision and $13.4 million related to the impairment of our former roofing plant.

Operating (loss) income also includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2006, an $0.8 million loss related to the disposal of our Chilean fiber cement business; (ii) for fiscal year 2005, $6.0 million consisting of a settlement loss of $5.3 million related to an employee retirement plan and a $0.7 million loss on the sale of land in Sacramento, California; (iii) for fiscal year 2004, $2.1 million expense primarily related to an increase in cost provisions for our Australian and New Zealand business; and (iv) for fiscal year 2003, $1.0 million income related to the settlement of a terminated derivative contract.

(4)	Consists primarily of the following: (i) for fiscal year 2005, the $1.3 million expense consisted of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partly offset by a $0.8 million gain on a separate investment; (ii) for fiscal year 2004, the net gain achieved after accounting for income items, including a $4.5 million profit on the sale of our New Zealand property, was partially offset by expense items, including $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch corporate structure; and (iii) for fiscal year 2003, investment income of $0.7 million.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	Adjusted EBITDA represents income from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, net, described in footnote four above, cumulative effect of change in accounting principle and depreciation and amortization charges as follows:

	Fiscal Years Ended March 31,
	2007	2006	2005	2004	2003
	(In millions)

Net cash (used in) provided by operating activities	$(67.1)	$240.6	$219.8	$162.6	$64.8
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	4.5	(791.3)	(61.2)	(51.1)	62.1
Change in operating assets and liabilities, net	214.3	44.0	(31.7)	18.1	43.6

Net income (loss)	151.7	(506.7)	126.9	129.6	170.5
Loss (income) from discontinued operations	—	—	1.0	(4.3)	(87.0)
Cumulative effect of change in accounting principle	(0.9)	—	—	—	—
Income tax (benefit) expense	(243.9)	71.6	61.9	40.4	26.1
Interest expense	12.0	7.2	7.3	11.2	23.8
Interest income	(5.5)	(7.0)	(2.2)	(1.2)	(3.9)
Other expense (income)	—	—	1.3	(3.5)	(0.7)
Depreciation and amortization	50.7	45.3	36.3	36.4	27.4

Adjusted EBITDA	$(35.9)	$(389.6)	$232.5	$208.6	$156.2

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by U.S. GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges, as well as nonoperating income and expense items.

(7)	Information for capital expenditures includes both cash and credit purchases, and is for continuing businesses only.

(8)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

(9)	Total current assets less total current liabilities.

(10)	Includes current portion of long-term debt.

Risk Factors

Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd, is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury claims against certain former companies of the James Hardie Group. Such payments have reduced, and future payments will reduce, our funds available for capital expenditures on existing and new business opportunities, repayments of debt, payments of dividends or other distributions and may restrict our ability to access equity or debt capital markets. Such payments have also adversely affected, and will adversely affect, our financial position, liquidity, results of operations and cash flows.

On November 21, 2006, JHI NV, the Asbestos Injuries Compensation Fund, or AICF, the Government of the State of New South Wales, Australia, which we refer to as the NSW Government, and our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, have entered into a Final Funding Agreement (as amended), which we refer to as the Final Funding Agreement, to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury claims against certain former companies of the James Hardie Group, including ABN 60, Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba), which we collectively refer to as the Former James Hardie Companies.

As a result of our obligation to make payments under the Final Funding Agreement, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt principal, or distributions to our shareholders and for other corporate purposes have been, and will be, reduced by the funding paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected.

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

Even though the Final Funding Agreement has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the Final Funding Agreement) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern

Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries around the world. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and the legislation introduced in New South Wales in connection with the Final Funding Agreement seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation, or ACC. Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us.

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

When we sold our former United States gypsum wallboard manufacturing facilities in April 2002, we agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from asbestos-related claims related to injuries to persons or property arising from our former gypsum business. See Item 10, “Additional Information — Material Contracts.”

The Final Funding Agreement imposes certain non-monetary obligations which could materially adversely affect our financial position, results of operations, cash flows and outlook.

Under the Final Funding Agreement, we are also subject to certain non-monetary obligations that could prove to be onerous or to otherwise materially adversely affect our ability to undertake proposed transactions or to pay dividends. For example, the Final Funding Agreement contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Final Funding Agreement had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Final Funding Agreement contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our financial position, results of operations, cash flows and outlook.

The Final Funding Agreement does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the Final Funding Agreement, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia, governments of the states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of Amaba, Amaca and ABN 60. Any such adverse action could materially adversely affect our financial position, results of operations, cash flows and outlook.

We incurred substantial costs in connection with the events leading up to the negotiation and implementation of the Final Funding Agreement and may in the future continue to incur substantial costs or be subject to further legal proceedings.

In February 2004, the NSW Government established a Special Commission of Inquiry, which we refer to as the SCI, to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation, which we refer to as the Foundation, was established. The SCI issued its report on September 21, 2004. The SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by us. As of March 31, 2007, an updated actuarial study completed by KPMG Actuaries Pty Ltd, or KPMG Actuaries, estimated that the undiscounted value of the central estimate of the asbestos-related liabilities of Amaba and Amaca was approximately A$2.8 billion ($2.3 billion). See Note 12 to our consolidated financial statements in Item 18 for additional information. The SCI found that the net assets of the Foundation, Amaba, Amaca and the ABN 60 Foundation (a newly established company into which the shares in ABN 60 were transferred) were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007. The SCI’s findings are not binding and if the same issues were presented to a court, the court might come to different conclusions on one or more of the issues.

In fiscal years 2007, 2006 and 2005, we incurred $13.6 million, $17.4 million and $28.1 million, respectively, of expenses related to the events and negotiations leading to the signing of the Final Funding Agreement, including the SCI. We expect to continue to incur material costs associated with the Final Funding Agreement and other related matters, including costs related to: cooperating with an ongoing investigation and proceedings by the Australian Securities and Investments Commission, or ASIC, into the circumstances surrounding and leading up to the establishment of the Foundation, the corporate reorganizations in 2001 and 2003 and associated matters; and associated legal and advisory costs.

If the Final Funding Agreement is terminated, the NSW Government may pass legislation that would seek to impose liability on us for asbestos claims.

If the Final Funding Agreement is terminated for any reason, the NSW Government has indicated that it may pass or attempt to pass legislation to impose liability on us for certain asbestos claims of the former James Hardie subsidiaries. The Australian Commonwealth Government and governments of other states and territories in Australia could also seek to introduce legislation seeking to have a similar effect. However, the Company has no detailed information as to the content of any such legislation. Any such legislation could materially adversely affect our financial position, results of operations, cash flows and outlook.

In addition, if the Final Funding Agreement is terminated without a suitable alternative having been reached, our share price and access to capital markets may be adversely affected due to uncertainties surrounding our potential exposure to the asbestos-related liabilities of the Former James Hardie Companies, and any related liability which may arise by legislation which may be introduced by one or more of the Australian Commonwealth Governments, the NSW Government and other state and territory governments.

Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Final Funding Agreement are made in Australian dollars, unfavorable fluctuations in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar, will require us to pay more of our revenues to discharge our obligations under the Final Funding Agreement. In addition, since our results of operations are reported in U.S. dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar will require us to expense the difference in the reported period in order to increase the amount of our asbestos liability on our balance sheet.

Approximately 11% of our net sales in fiscal years 2007 and 2006 were derived from sales in Australia. Payments pursuant to the Final Funding Agreement are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Final Funding Agreement. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian denominated annual payments to the AICF.

In addition, since our results of operations are reported in U.S. dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, unfavorable fluctuations in the U.S. dollar compared to the Australia dollar will significantly affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos liability on our balance sheet. For example, due to the strengthening of the Australian dollar compared to the U.S. dollar, we recorded a $94.5 million expense during fiscal year 2007 related to the impact of foreign exchange rate movements.

At March 31, 2007, there were no material forward exchange contracts outstanding to mitigate this risk. Accordingly, due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future and any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar would have a significant negative impact on our business, earnings, results of operations and financial condition. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

Regulatory action and continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.

Statutory notices previously issued by ASIC indicate that ASIC is conducting an investigation into suspected contraventions of certain provisions of Australian corporations and crimes legislation concerning the affairs of ABN 60, Amaca, Amaba and the Company during the period July 1, 1994 to October 31, 2004.

On February 14, 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales, which we refer to as the Court, against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:

•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Mr. Michael Brown, Mr. Michael Gillfillan, Ms. Meredith Hellicar, Mr. Martin Koffel, Mr. Peter Macdonald, Mr. Philip Morley, Mr. Geoffrey O’Brien, Mr. Peter Shafron, Mr. Gregory Terry and Mr. Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.

ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the original Final Funding Agreement as announced on December 1, 2005, which we refer to as the Original Final Funding Agreement, were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Final Funding Agreement dated November 21, 2006 have been satisfied. ASIC is still considering its position and has not yet taken any step to withdraw the indemnity claim.

ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions. Any such further actions could have a material adverse effect on our financial position, results of operations, cash flows and outlook. For further information, see Item 4, “Information on the Company — Legal Proceedings.”

Our board of directors and senior management continue to devote significant attention to seeking to implement the Final Funding Agreement and associated issues.

Our board of directors, senior management and others within our organization continue to devote a significant amount of time and resources to investigating the allegations raised in the report of the SCI, producing documents to and complying with requests from governmental and regulatory authorities and others, implementing the Final Funding Agreement, and making submissions relating to the NSW Government’s review of legal and administrative costs. ASIC’s investigation is ongoing and the Company is now a party to proceedings ASIC has commenced against the Company, ABN 60 and ten former officers or directors of the James Hardie Group. To the extent our board of directors and management are required to devote time and resources to dealing with such issues rather than solely focusing on conducting the business of the Company, this could adversely affect our results of operations.

Negative publicity may continue to adversely affect our business.

As a result of the events that were considered by the SCI, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. While such negative publicity has been significantly less frequent following our entry into the Original Final Funding Agreement, the potential for such negative publicity to increase in the future cannot be eliminated. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.

We may have insufficient Australian taxable income to utilize tax deductions.

We may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from payments made to the AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could adversely affect our financial position or results of operations.

Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the Final Funding Agreement, which may cause us to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of March 31 of each year to determine expected asbestos-related personal injury liabilities to be funded under the Final Funding Agreement for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions. For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated by KPMG Actuaries, it is possible that pursuant to the terms of the Final Funding Agreement, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our business, results of operations and financial condition.

We have experienced product bans and boycotts and have been subject to other measures taken in response to the events investigated by the SCI and could continue to experience product bans and boycotts in the future.

Following the release of the SCI report, the Australian Council of Trade Unions, which we refer to as the ACTU, UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants, which we collectively refer to as the Representatives, and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. As previously disclosed, our financial position, results of operations and cash flows were affected by such bans and boycotts.

Pursuant to the Final Funding Agreement, the Representatives agreed to use their best endeavors to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. Such releases did not extend to any new bans or boycotts, if applicable, implemented after the date of the signing of the Final Funding Agreement, or to any bans or boycotts which persisted beyond January 1, 2006. All bans and boycotts have now been lifted. However, if the Final Funding Agreement is terminated, new bans or boycotts could be implemented against the Company’s products. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

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

Due to the long-term nature of the Final Funding Agreement, unforeseen events may result in one or more of the parties to the Final Funding Agreement (including the Company) wishing to renegotiate the terms and conditions of the Final Funding Agreement or any of the related agreements. Any amendments to the Final Funding Agreement or related agreements in the future would require the consent of the Company, the NSW Government and the AICF, and therefore may not be achieved.

We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.

We may be liable for costs, penalties, fees or expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons. To date, with respect to the application of our indemnity obligations to proceedings of the SCI and other regulatory bodies, we have paid legal fees and costs incurred on behalf of certain current or past employees, officers or directors who have been involved in such proceedings. In addition, our indemnification obligations would generally cover costs incurred by a director or officer in responding to an ASIC investigation or any other investigation conducted by a governmental agency or a liquidator. We or a relevant subsidiary may be reimbursed under directors’ and officers’ insurance policies taken out by us or a relevant subsidiary. However, there is no guarantee that such insurance will cover the nature of such claims or will completely insure any claims that are covered. If such costs are not insured or substantially exceed the amount of the insurance that we maintain, our business, financial condition, results of operations and liquidity could be adversely affected.

Our subsidiary, RCI Pty Ltd, has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the Australian Taxation Office, which we refer to as the ATO, and, if it is unsuccessful in its appeal, our financial position, liquidity, and cash flow will be materially and adversely affected.

In March 2006, RCI Pty Ltd, a wholly owned subsidiary of the Company, which we refer to as RCI, received an amended assessment from the ATO. The amended assessment is based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. The amended assessment originally was for A$412.0 million ($332.4 million). However, after two subsequent remissions of general interest charges by the ATO, the total assessment was changed to A$368.0 million ($296.9 million), which includes: A$172.0 million ($138.8 million) as the primary tax after allowable credits; A$43.0 million ($34.7 million) in penalties (representing 25% of the primary tax); and A$153.0 million ($123.4 million) in general interest charges, or GIC.

RCI is appealing the amended assessment. On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($152.5 million) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

At the end of May 2007, the ATO disallowed our objection to RCI’s notice of amended assessment for RCI for the year ended March 31, 1999. We will continue to pursue all avenues of appeal to contest the ATO’s position in this matter. RCI may incur substantial legal and other expenses in pursuing this appeal.

As of March 31, 2007, we had not recorded any liability for the remainder of the amended assessment and have accounted for the payments made to the ATO on July 5, 2006 and October 16, 2006 as a deposit, see the line item “Deposit with Australian Taxation Office” in our consolidated balance sheets in Item 18. In addition, it is our intention to treat any payments to be made at a later date as a deposit. Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. In which case, our financial position, liquidity and cash flow will be materially and adversely affected. See Item 4, “Information on the Company — Legal Proceedings” and Note 14 to the notes to our consolidated financial statements included in Item 18 for more information.

Exposure to additional income tax liabilities could materially adversely affect our financial position, results of operations, cash flows, and liquidity.

Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.

Relevant tax authorities from various jurisdictions in which we operate are in the process of auditing our respective jurisdictional income tax returns for various ranges of years. In particular, the ATO is auditing our Australian income tax return for the year ended March 31, 2002. The ATO has indicated that further investigation is required and is working with us and our advisors to conclude its inquiries.

Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. We accrue income tax liabilities for these audits based upon our knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

The amounts ultimately paid upon resolution of these examinations could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, results of operations, cash flows, and liquidity.

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

Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate on dividends. However, the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for reduced U.S. withholding tax rates and other treaty benefits. We have changed our organizational and operational structure as of January 1, 2006 to satisfy the requirements of the New U.S.-NL Treaty and believe we are eligible for benefits under the New U.S.-NL Treaty commencing on February 1, 2006. We have requested a formal determination from the U.S. tax authorities regarding whether our recent organizational and operational changes meet the requirements of the New U.S.-NL Treaty provisions. We met with the Internal Revenue Service, which we refer to as the IRS, on April 19, 2007 to initiate an audit process that will result in a determination of whether we continue to be eligible for benefits under the New U.S.-NL Treaty. We cannot assure you that we will receive a favorable determination from the IRS. As a result, we cannot guarantee that we will continue to receive the treaty benefits. If, during this tax audit the IRS determines that these changes do not meet the new requirements, we may not qualify for treaty benefits, and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed from the effective date of the amended treaty provisions.

We have previously concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Netherlands International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve, or FRR, a portion of its taxable profits from financing and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur a tax rate of approximately 13% to 15% on its qualifying financing and licensing income and a 25.5% statutory rate on all other income (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years), including any amounts involuntarily released from the FRR to cover any risks (including currency, bad debt and foreign branch losses) for which the FRR was established. The tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR pay for capital expenditures of our operating companies and result in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialize or (2) if there are insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfy the requirements of the International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.

The European Commission, the Commission, the executive arm of the European Union, or EU, also reviewed the tax regimes of its member countries to identify tax concessions that the Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the European Commission banned certain concessionary tax regimes, including the Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010.

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

Historically, in addition to the manufacturing costs associated with our products, the overall costs of our products have been affected by changes in our product mix, the addition of proprietary products to our product mix and the operating efficiencies of our manufacturing facilities. For instance, unanticipated technical problems could impair our efforts to commission new equipment aimed at improving operating efficiencies. Additionally, the current state of the U.S. housing industry increases the possibility of further price pressures. Increased competition into any of the markets in which we compete, would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

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

In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air and water quality of our plants, and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage and our failure to comply with air, water, waste, and other environmental regulations. We will continue to be liable for any environmental problems that occurred while we owned or operated any of the three gypsum facilities that we sold in April 2002. See Item 10, “Additional Information — Material Contracts.”

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

Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, finance availability, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate. Residential construction in the U.S. weakened significantly during calendar year 2006, coming off a more than 30 year high in 2005. The National Association of Home Builders, or NAHB, and other market analysts expect the new construction single-family residential segment to slow further in calendar year 2007. In Australia and New Zealand, we do not expect an improvement to the weak residential housing and renovations markets in the short-term. Any slow down in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could negatively affect operating results. Because of these and other factors, our results of operations may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.

Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.

In the United States, a large proportion of our fiber cement products are sold in the Southeastern, South Central and Pacific Northwest regions of the country. Demand for building products in these regions is seasonal because construction activity diminishes during the winter season. In addition, the September 2005 hurricanes that caused considerable damage along the Gulf Coast in the United States had some impact on carrier availability and transportation costs through the initial phases of the hurricane relief efforts. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. Because of these and other factors, our quarterly results of operations may vary throughout the year and the results for any quarterly period may not be indicative of results for any future period.

We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could adversely affect our business if we are unable to secure alternative supplies within a short time or on reasonable terms.

Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during both fiscal years 2007 and 2006 in the United States, natural gas costs increased significantly, and to a lesser extent, we also experienced increases in costs associated with electric power and some of our major material components including cement. Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Cellulose fiber and cement have been subject to significant price fluctuations in the past. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our business, results of operations and financial condition.

If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition. In addition we may incur substantial expenses related to unsuccessful research and development efforts.

We invest significantly in research and development because we believe that such efforts are key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have an adverse effect on our results of operations and financial condition. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.

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

Our top three distributors in the United States represented approximately 60% of our total USA Fiber Cement gross sales in fiscal year 2007. Our top three distributors in Australia and our top three distributors in New Zealand accounted for approximately 31% and 69% of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2007. We generally do not have long-term contracts with our large distributors. Accordingly, if we were to lose one or more of these distributors because our competitors were able to offer distributors more favorable pricing terms or for any other reasons, we may not be able to replace distributors in a timely manner or on reasonable terms. The loss of one or more distributors could have a material adverse effect on our business, results of operations and financial condition.

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

Because some of our intellectual property and other proprietary information may be publicly available, we are subject to the risk that competitors could copy our products or processes.

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

Natural disasters could have an adverse effect on our overall business, results of operations and cash flows.

Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters that directly impact our plants or other facilities could adversely affect our manufacturing or other operations and, thereby, harm our overall business, results of operations and cash flows.

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

Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 17% of our net sales in fiscal years 2007 and 2006 were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could significantly affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies, particularly that of the Philippines. Although, we may enter into such financial instruments from time to time to manage our market risks, we did not have any material interest rate swaps or forward exchange contracts outstanding as of March 31, 2007. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our business, results of operations and financial condition. See also Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Final Funding Agreement are made in Australian dollars, unfavorable fluctuations in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar, will require us to pay more of our revenues to discharge our obligations under the Final Funding Agreement. In addition, since our results of operations are reported in U.S. dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar will require us to expense the difference in the reported period in order to increase the amount of our asbestos liability on our balance sheet.”

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

The authority to issue shares and to grant rights (e.g. options) to subscribe for shares, up to the amount of authorized share capital has been delegated to our Supervisory Board. Accordingly, our Supervisory Board could decide to issue shares or grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, without shareholder approval, which could dilute the value of your shares and adversely affect the price of our common stock.

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

As of May 31, 2007, approximately 30%, or 180, of our employees in Australia1 and approximately 56%, or 96, of our employees in New Zealand were represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Two Australian labor agreements applying to our NSW operation expired in June 2006, one of which was subsequently renewed for two years (until June 2008) and the other is still in negotiation. In addition, we renegotiated one labor agreement for our Queensland (Meeandah) plant last year, which now expires in October 2008. Our New Zealand labor agreement expires in September 2007. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on the operation. If we were to experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our business, financial condition and results of operations.

1 Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

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

Forward-Looking Statements

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission, or SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

•	expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Key Information — Risk Factors” beginning on page 6, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Item 4.	Information on the Company

History and Development of the Company

Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”), or private limited liability company, to a “naamloze vennootschap” (a “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is +31 20 301 2980. Our Company Secretary is Mr. Benjamin Butterfield who is based in The Netherlands.

Corporate Restructuring

On July 2, 1998, James Hardie Industries Limited, or JHIL, now called ABN 60, which was then a public company organized under the laws of Australia and listed on the Australian Securities Exchange, or ASX, announced a plan of reorganization and capital restructuring, which we refer to as the 1998 Reorganization.

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

In February 2001, ABN 60, formerly known as James Hardie Industries Limited, or JHIL, established the Foundation by gifting A$3.0 million ($1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation.

On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring, which we refer to as the 2001 Reorganization. On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:

•	the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds in the future if ABN 60 needed such funds to maintain its solvency;

•	the listing of the shares of JHI NV represented by CUFS on the Australian Securities Exchange and the listing of ADRs, representing CUFS, which in turn represent shares of JHI NV, on the NYSE; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V., or JHIF BV.

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

Before

After

Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as ABN 60 controlled immediately prior to the 2001 Reorganization.

During fiscal year 2003:

•	JHI NV and ABN 60 cancelled the partly-paid shares. The decision to cancel the partly-paid shares was taken by the directors of ABN 60 who did so based on a determination that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors, including Amaba and Amaca, which, under the terms of the Deed of Covenant and Indemnity, were creditors of ABN 60 only to the extent of the limited financial obligations under that Deed. The directors of ABN 60, after due consideration of ABN 60’s financial position, determined that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors;

•	ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries; and

•	Following the consolidation of the operating assets of the James Hardie Group under JHI NV and JHNV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. At that time, the cash position of the Company had improved significantly as a result of the sale of the Company’s Gypsum business in the United States and the impending sale of a gypsum mine in Nevada. On March 31, 2003, following a review of all available options to address this issue and after a thorough review had been conducted to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to the ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 was managed by independent directors and operated entirely independently of the Company.

During fiscal year 2006, we completed a further restructuring which we believe will maximize our ability to continue paying dividends and continue realizing benefits available under the Dutch Financial Risk Reserve regime. See Item 3, “Key Information — Risk Factors.”

The 2006 reorganization consisted of the following: The subsidiary that owns our United States operations issued a second series of shares to a new subsidiary of JHIF BV. Our United States operations are now partly owned by JHI NV and the new subsidiary of JHIF BV. We expect that dividends paid to the new subsidiary of JHIF BV will be used to fund our ongoing obligations pursuant to the Final Funding Agreement (as amended), which we refer to as the Final Funding Agreement, to the Asbestos Injuries Compensation Fund, or AICF, through James Hardie 117 Pty Ltd, which we refer to as the Performing Subsidiary, while dividends paid to JHI NV will be available for other corporate purposes.

The following is a simplified diagram of our current corporate structure:

Current

Consolidation of the AICF

In February 2007, the Final Funding Agreement was approved by our shareholders to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injury claims against certain former companies of the James Hardie Group, including ABN 60, Amaca and Amaba. After the Final Funding Agreement was approved, shares in Amaca and Amaba were transferred from the Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.

Although we have no legal ownership in the AICF, we have contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Final Funding Agreement. The Final Funding Agreement results in the Performing Subsidiary having a contractual liability to pay the initial funding and ongoing annual payments to the AICF, subject to the terms and conditions of the Final Funding Agreement, including application of the cash flow cap. These payments to the AICF will result in us having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by us with respect to asbestos-related claims.

Due to our variable interest in the AICF we consolidate the AICF in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities.” See Note 2 to our consolidated financial statements in Item 18.

Recent Developments

Board and Management Changes

On April 1, 2007, Mr. Donald DeFosset was appointed Chairman of our Joint and Supervisory Boards.

On June 29, 2007, Ms. Cathy Wallace resigned from her position as Vice President — Global Human Resources and from the Company.

Effective July 1, 2007, Ms. Catherine Walter was appointed as a non-executive director of our Joint and Supervisory Boards.

General Overview of Our Business

Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Fiber cement is currently one of the fastest growing segments of the U.S. residential exteriors industry. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were between 1.8 to 1.9 billion square feet during fiscal year 2007, a decrease of approximately 5% from fiscal year 2006. Based on our knowledge, experience and third-party data, we estimate that we have 35% to 45% of the U.S. Interior Cement Board Market. We market our fiber cement products and systems under various Hardie brand names and other brand names such as Cemplank® siding (we also formerly marketed siding under the brand name Sentry® siding). We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.

The sale of fiber cement products in the United States accounted for 82%, 82% and 78% of our total net sales from continuing operations in fiscal years 2007, 2006 and 2005, respectively.

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

In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2007, we sold approximately 12%2 of the estimated total 11.5 billion square foot2 U.S. exterior siding market (all types of siding; excludes fascia, trim and soffit).

2 Actual siding usage reports from NAHB for calendar year 2006 will not be available until August and November 2007.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,
	2007	2006	2005
	(In millions)

USA Fiber Cement	$1,262.3	$1,218.4	$939.2
Asia Pacific Fiber Cement	251.7	241.8	236.1
Other	28.9	28.3	35.1

Total	$1,542.9	$1,488.5	$1,210.4

Industry Overview

U.S. Housing Industry, Fiber Cement Industry and Pipe Industry

In the United States, fiber cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts decreased from approximately 2.07 million in calendar year 2005 to approximately 1.80 million in calendar year 2006 and residential remodeling expenditures increased from approximately $215.0 billion in calendar year 2005 to approximately $228.2 billion in calendar year 2006.

Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding, trim, soffit and fascia were between 1.8 and 1.9 billion square feet during fiscal year 2007, down approximately 5% from fiscal year 2006. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco. See Item 3, “Key Information — Risk Factors.”

In the United States, the largest application for fiber cement products is in the external siding industry. Fiber cement is one of the fastest growing segments of the siding industry. Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are vinyl, masonry, stucco, fiber cement, solid wood, and engineered wood. Vinyl has the largest share of the siding market. In recent years, fiber cement has been gaining market share against vinyl and wood, and this is believed to be due to a number of reasons, including aesthetics, durability concerns and lower maintenance requirements compared to wood.

In the U.S. civil construction market, large diameter pipes are used for major public infrastructure projects such as storm water, sewer, water distribution and other non-pressurized drainage applications. According to the most recent Freedonia Report on Large Diameter Pipes, in 2005 there was demand for approximately 191 million linear feet of large diameter pipes in the United States. Of this amount, approximately 46% was used for storm sewer applications, approximately 19% was used in drainage and irrigation applications, approximately 14% for water distribution and approximately 21% for a variety of other applications. According to the report, demand for large diameter pipes in the United States is expected to grow at a rate of approximately 2.3% annually.

International Fiber Cement Industry

In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics, or ABS, total dwelling commencements in Australia declined from 167,993 in calendar year 2003 to 151,682 in calendar year 2006. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2003 to calendar year 2006 for a total increase over this period of approximately 13%. According to Statistics New Zealand, new dwellings authorized in New Zealand declined from approximately 29,914 in calendar year 2003 to 25,952 in calendar year 2006. Residential renovation activity in New Zealand has increased from calendar year 2003 to calendar year 2006 for a total increase over this period of approximately 32%. The Housing Industry Association of Australia and InfoMetrics New Zealand believe new housing construction and renovation activity are expected to soften over the short to medium term in Australia and New Zealand, respectively.

Fiber cement products have, across a range of product applications, gained broader acceptance in Australia and New Zealand than in the United States, primarily due to earlier introduction in Australia and New Zealand. Former subsidiaries of ABN 60 developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe production ceased in early 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also available. Competition continues to intensify in New Zealand as fiber cement imports have become more cost competitive with the strengthening New Zealand dollar, resulting in increasingly competitive market pricing. See Item 3, “Key Information — Risk Factors.”

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

We offer a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. At our Plant City, Florida facility, we manufacture fiber reinforced concrete pipes for use as large diameter storm water and non-pressurized drainage applications. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, trim, fencing, decorative columns, flooring, soffit lining and ceiling applications. We also manufacture fiber cement pipes in Australia.

We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Hardietrimtm plank. Hardietrim plank is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Hardietrim plank was launched in fiscal year 1999, with the introduction of Hardietrim HLD® plank, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Hardietrim plank was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.

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

Our fiber cement products provide strength and the ability to imprint simulated patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools. This makes fiber cement suitable for lightweight construction across a range of architectural styles. Fiber cement is well suited to both timber and steel-framed construction.

In our interior product range, our ceramic tile underlayment products provide superior handling and installation characteristics compared to fiberglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fiber cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance than traditional gypsum wet area wallboard and other competing products.

Our USA Hardie Pipe business manufactures fiber-reinforced concrete pipes at a custom-built facility in Plant City, Florida. The pipes are used for below-ground stormwater drainage in civil and commercial construction projects and in the development of residential subdivisions. Our strategy in our USA Hardie Pipe business is to establish Hardietm pipe as the preferred solution for stormwater applications that use pipes with diameters ranging from 12” to 36”. We believe that Hardietm pipe offers this market significant installation and performance benefits because our product features span those offered by traditional concrete pipes and newer flexible pipes. We provide the initial crush strength of rigid pipes, combined with the lighter-weight, longer-lengths and ease of installation of flexible pipes. We also manufacture fiber cement pipes in Australia.

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

During fiscal year 2002, we introduced James Hardie® building products with ColorPlus® technology, a new finished product available in specific lap siding, panels, shingles, trim, and soffit products. Since then, we have added pre-finished trim accessories, several new colors and more board profiles. With ColorPlus® pre-finished products, customers are saved the trouble or expense of finding tradesmen to finish their siding. We added a further enhancement to ColorPlus® products by fitting a laminate to all ColorPlus® pre-painted siding so it can be delivered and installed in the best possible condition.

During fiscal year 2003, we expanded our new ColorPlus® line of pre-finished exterior products with the addition of several new colors, and successfully launched a new all-weather low density trim product utilizing our new proprietary XLD® trim low density fiber cement technology. In that same year, we also launched our new improved proprietary grid quarter-inch backer product EZGrid® underlayment.

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

During fiscal year 2006, we added Moldblocktm Protection to our EZGrid® underlay and Hardiebackertm sheets. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners. In Australia and New Zealand, new products released over the past five years include EziGrid® tile underlay, Eclipsatm eaves lining, Lineatm cladding, ExoTec® facade panel, Axon® cladding, Matrixtm cladding, and Scyon® Wet Area Flooring (in Australia only) and Monotek® facade panel and ShingleSide panel (in New Zealand only).

In the Philippines, new products released over the past five years include Hardisenepatm fascia board, Hardiplank® siding and Hardifloortm Boards. More generally, during the past five years, we have introduced many new textures, styles and coatings to our fiber cement siding products in North America to capitalize on homeowners’ and homebuilders’ demands for a variety of cladding styles. At the same time, research and development has enabled us to find the optimum balance between low maintenance and appearance.

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

Cellulose Fiber.  Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries abroad covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Item 3, “Key Information — Risk Factors.” Although we have entered into contracts to hedge pulp prices in the past, we currently have none in effect. However, we continue to evaluate options on agreements with suppliers for the purchase of pulp that could fix our pulp prices over the longer-term.

Silica.  High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.

Cement.  Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fiber cement plant hold between one and three days of our cement requirements. During fiscal years 2007 and 2006 we experienced cost increases related to increases in the price of cement. We continue to evaluate options on agreements with suppliers for the purchase of cement that could fix our cement prices over longer periods of time.

Water.  We use local water supplies and seek to process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, the United Kingdom and France. In addition, we sell fiber cement products in South Korea, China, Hong Kong, Taiwan, East Timor, India, Singapore, Indonesia, Malta, Guam, Sri Lanka, Vietnam, Turkey, the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar), Ireland, Spain, Switzerland, Belgium, The Netherlands, Denmark, Norway, Germany, Papua New Guinea and the Pacific Islands (including, for example, Fiji, New Caledonia, and Western and American Samoa). Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Europe and Canada. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers as a means of accelerating product penetration and sales. Our top three U.S. distributors accounted for approximately 60% of our total USA Fiber Cement gross sales in fiscal year 2007. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process, which is generally used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. Physical distribution of product in each country is primarily by road or sea transport, except for in the United States where transportation is primarily by road and a small use of rail.

We maintain dedicated regional sales management teams in our major sales territories. As of May 31, 2007, the sales teams (including telemarketing staff) consisted of approximately 300 people in the United States and Canada, 59 people in Australia, 20 people in New Zealand, 29 people in the Philippines, and 22 people in Europe. We also employ one person based in Taiwan who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are separate sales forces for siding products, interior products, and pipes. The interior products sales force provides in-store merchandising support for home center retailers.

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

Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar) by sea transport. A regional sales management team based in the Philippines is responsible for coordinating export sales into Asia and the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar). A regional sales coordinator based in New Zealand is responsible for export sales to the Pacific and Papua New Guinea.

Research and Development

We pioneered the successful development of cellulose reinforced fiber cement and, since the 1980s, have progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2007, we spent $30.0 million or approximately 1.9% of total net sales, in research and development activities. This amount included $4.1 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2006, we spent $32.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $3.4 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2005, we spent $27.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $5.5 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes.

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

as well as analogous state statutes and local regulations. Other countries also have statutory schemes relating to the protection of the environment.

Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under, or in that property or other impacted properties. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator or arranger knew of, or was responsible for, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries, property damage and/or for clean-up associated with releases of hazardous or toxic substances pursuant to applicable environmental laws and common law tort theories, including strict liability.

Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted. See Item 3, “Key Information — Risk Factors.” Also see “Legal Proceedings” below.

Organizational Structure

JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.

The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of May 31, 2007.

Jurisdiction of
Name of Company	Establishment

James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V	Netherlands
James Hardie Fibre Cement Pty Ltd.	Australia
James Hardie International Finance B.V	Netherlands
James Hardie International Finance Holdings Sub I B.V	Netherlands
James Hardie International Finance Holdings Sub II B.V	Netherlands
James Hardie International Holdings B.V	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia

Capital Expenditures and Divestitures

Capital Expenditures

The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2007.

	Fiscal Years Ended March 31,
	2007	2006	2005
	(In millions)

USA Fiber Cement	$80.3	$154.5	$144.8
Asia Pacific Fiber Cement	10.5	6.6	4.1
Chile, U.S. Pipes, U.S. Roofing and Europe(1)	1.3	1.7	4.1

Total Capital Expenditures	$92.1	$162.8	$153.0

(1)	In July 2005, we sold our fiber cement business located in Chile. See Note 15 to our consolidated financial statements in Item 18. In April 2006, we closed our roofing pilot plant located in Fontana, California.

The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:

•	construction of a new fiber cement manufacturing plant in Pulaski, Virginia which began in March 2005. The plant includes two manufacturing lines, each with an annual design capacity of 300 million square feet. At the end of fiscal year 2006, we completed construction on the first manufacturing line and, in April 2006, we commenced commercial production on this line. In May 2006, we completed construction on the second manufacturing line. However, we have not yet commissioned or commenced commercial production on this second manufacturing line. The plant produces external siding and interior backerboard products for new residential construction, repair and remodel and manufactured housing markets. As of March 31, 2007, we have incurred $104.8 million related to the construction of our Pulaski, Virginia plant;

•	the continued implementation of our ColorPlus® strategy. This strategy includes constructing additional ColorPlus® coating capacity inside our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® line at our Blandon, Pennsylvania plant. In fiscal year 2007, we completed construction of, and commenced production on, new ColorPlus® lines at our Reno, Nevada and Pulaski, Virginia plants. As of March 31, 2007, we have incurred $51.0 million related to our ColorPlus® strategy;

•	commencement of a new finishing capability on a new product line at a cost of $16.3 million in fiscal year 2007;

•	the addition of a new fiber cement plant in Reno, Nevada at a cost of $58.0 million, which occurred during fiscal years 2006, 2005 and 2004;

•	the addition of a new trim line at our Peru, Illinois plant. As of March 31, 2005, we were in pre-production and in fiscal year 2006 we commenced the ramp-up of this new trim line. As of March 31, 2007, we incurred a total cost of $59.0 million related to the construction of this new trim line. These expenditures primarily occurred during fiscal years 2006, 2005 and 2004; and

•	upgrades to our Blandon, Pennsylvania plant at a cost of approximately $17.1 million, which occurred during fiscal years 2005, 2004 and 2003.

In addition, in fiscal year 2006 we commenced our implementation of a new ERP software system. As of March 31, 2007, we have incurred $10.3 million related to this project.

In fiscal year 2006, we spent $3.5 million to upgrade our fiber cement manufacturing plant at Rosehill in Sydney. The purpose of the upgrade was to improve production line efficiencies in order to increase productivity and cost savings.

We currently expect to spend up to approximately $60 million for capital expenditures in fiscal year 2008. Amounts expended will include facility upgrades and capital to implement new fiber cement technologies. The expected amount of spending in fiscal year 2008 includes additional capital expenditures expected to be made on projects that were in progress during fiscal year 2007, including the completion of the new finishing capability on a new product line.

In addition, the expected capital expenditure amount for fiscal year 2008 above includes the implementation of the new ERP software system discussed above.

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

Divestitures

Disposal of Chile Business

In June 2005, the Company approved a plan to dispose of its Chile Fiber Cement business to Compañía Industrial El Volcan S.A., which we refer to as Volcan. The sale closed on July 8, 2005. The Company received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million. This loss on disposal was included in other operating expense in the Company’s consolidated statements of operations for the year ended March 31, 2006.

As part of the terms of the sale of the Chile Fiber Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first year of the contract amounted to a purchase commitment of approximately $2.8 million and the second year amounted to a purchase commitment of approximately $2.1 million. See Note 15 to our consolidated financial statements included in Item 18 for additional information about the results of the disposal of our Chile Fiber Cement business.

Property, Plant and Equipment

We estimate that our ten manufacturing plants are among the largest and lowest cost fiber cement manufacturing plants in the United States. We believe that the location of our ten plants in California, Texas, Florida, Illinois, Washington, Pennsylvania, South Carolina, Nevada and Virginia positions us near high growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.

Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania and Summerville, South Carolina facilities, which maintain a closed loop system). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received notices of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices, including the payment of any minor fines.

Plants and Process

We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

	Existing Annual	Total Planned
Location	Design Capacity(1)	Design Capacity(1)

Fiber Cement (in million square feet)
United States
Fontana, California	180	180
Plant City, Florida	300	300
Cleburne, Texas	500	500
Tacoma, Washington	200	200
Peru, Illinois	560	560
Waxahachie, Texas	360	360
Blandon, Pennsylvania	200	200
Summerville, South Carolina	190	190
Reno, Nevada	300	300
Pulaski, Virginia(2)	600	600

Total United States	3,390	3,390
Australia
Sydney, New South Wales(3)	180	180
Brisbane, Queensland (Carole Park)(3)(5)	120	120

Total Australia	300	300
New Zealand
Auckland(4)	75	75
The Philippines
Manila	145	145

Total Fiber Cement Flat Sheet	3,910	3,910
Fiber Reinforced Concrete Pipes (in tons)(6)
Plant City, Florida (pipes)	100,000	100,000
Brisbane, Queensland (Meeandah)(3)(5)	50,000	50,000

Total Fiber Reinforced Concrete Pipes	150,000	150,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

(2)	Our plant in Pulaski, Virginia has two manufacturing lines with a total annual design capacity of 600 million square feet (300 million per line). Both manufacturing lines have been completed, however, currently only one line, with a capacity of 300 million square feet, has commenced commercial production.

(3)	Prior to March 2004, the land and buildings on which these facilities are located were leased on a long-term basis from Amaca Pty Limited. In March 2004, various subsidiaries of Multiplex Property Trust (which we collectively refer to as Multiplex) an unrelated third party, acquired the land and buildings related to these three fiber cement manufacturing facilities from Amaca. The land and buildings on which these facilities are located are leased on a long-term basis from Multiplex.

(4)	Prior to March 2004, the land and buildings on which this facility is located were leased on a long-term basis from Studorp Limited or Studorp. In March 2004, Multiplex acquired the relevant land and buildings from Studorp. On June 30, 2005, an unrelated third party, the Location Group Limited, acquired the relevant land and buildings from Multiplex. Penrose Land Limited, a company within the Location Group Limited, took over as landlord in respect of the lease of the land and buildings to James Hardie New Zealand Limited.

(5)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(6)	Pipe and column capacity is measured in tons rather than million square feet.

While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. Many of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilization, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. Pursuant to the lease, we make quarterly base rental payments of $850,000. In 1998, we entered into lease agreements with a former subsidiary, now owned by AICF, for all of our fiber cement sites located in Australia. In March 2004, Multiplex acquired the land and buildings related to the three fiber cement manufacturing facilities from the former subsidiary. Prior to that acquisition, we renegotiated the three leases with Multiplex. Upon completion of the acquisition and subsequent transfer of title to Multiplex, Multiplex assumed the responsibility of landlord under each of the amended leases. In addition, in March 2004, we entered into a lease agreement with Multiplex for our fiber cement site located in New Zealand. On June 30, 2005, an unrelated third party, the Location Group Limited, acquired the land and buildings related to the fiber cement manufacturing facilities in New Zealand from Multiplex and we now make lease payments related to this site to the Penrose Land Limited, a company within the Location Group Limited, as landlord under the lease. We own our pipe plant in the United States. In addition, we own 40% of the land on which our Philippines fiber cement plant is located, and 100% of the Philippines plant itself.

For fiscal year 2007, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization(1)

United States	74%
Australia	88%
New Zealand	86%
Philippines	86%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.

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

Mines

We lease silica quartz mine sites in Tacoma, Washington; Reno, Nevada; and Victorville, California. Our five year lease for our quartz mine in Tacoma, Washington expired on February 28, 2006, at which time we exercised our option to renew the lease for an additional four years. The lease for our silica quartz mine site in Reno, Nevada expires in March 2011 (with options to renew or purchase). The lease for our silica quartz mine site in Victorville, California expires in July 2015.

We pay production royalties to the owners based on silica tonnage removed from the mine. Because other cost effective sources of sand are not available at these locations, we operate these silica quartz mines and process the rock to obtain silica for our fiber cement products.

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

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of business. Although it is impossible to predict the outcome of any pending legal proceeding, our management believes that such proceedings and actions should not, except as described below, individually or in the aggregate, have a material adverse effect on either our consolidated financial position, results of operations or cash flows. See also Item 3, “Key Information — Risk Factors.”

Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries

On November 21, 2006, the Company signed the Final Funding Agreement, with the NSW Government, to provide long-term funding to the AICF, that will provide compensation for Australian asbestos-related personal injury claims against the Former James Hardie Companies. While the Final Funding Agreement is consistent in all material respects with the terms of the Original Final Funding Agreement entered into on December 1, 2005 among the Company, the NSW Government and the Performing Subsidiary, the Final Funding Agreement set forth certain changes to the original proposed arrangements as approved by the Company’s Managing and Supervisory Boards of Directors and by its shareholders on February 7, 2007.

In summary, the Final Funding Agreement provides for the following key steps to occur if the remaining conditions precedent to that agreement were to be satisfied or waived in writing by the parties:

•	the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$184.3 million provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of September 30, 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion ($1.25 billion);

•	subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the AICF);

•	a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with U.S. GAAP in force at the date of the Original Final Funding Agreement) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

•	an initial term to March 31, 2045, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements ancillary to or connected with the Final Funding Agreement, which we collectively refer to as the Related Agreements;

•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by JHI NV;

•	the AICF’s claims to the funding payments required under the Final Funding Agreement will be subordinated to the claims of the Company’s lenders;

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

•	JHI NV will, for ten years, provide an annual sum of A$0.5 million for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of A$0.075 million towards an education campaign for the benefit of the Australian public on the dangers of asbestos.

On November 9, 2006, the Company announced that it, the AICF and others had received private binding rulings relating to the expected tax consequences arising to the AICF and others in connection with the Final Funding Agreement. In the Final Funding Agreement, all parties to the Final Funding Agreement agreed to these rulings resulting in the tax conditions precedent set out in that agreement.

In the fourth quarter of fiscal year 2007, all conditions precedent including the following were satisfied:

•	receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole;

•	approval of the Company’s lenders and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Final Funding Agreement will be tax deductible;

•	confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

•	approval of the Company’s shareholders at an extraordinary general meeting held on February 7, 2007; and

•	initial funding payment of A$184.3 million paid to the AICF on February 9, 2007.

In addition to entering into the Final Funding Agreement, one or more of the Company, the Performing Subsidiary, the AICF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the AICF, referred to as the Trust Deed), for the establishment of the AICF; a deed of guarantee under which JHI NV provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.

The Performing Subsidiary also signed an Interim Funding Deed with Amaca to provide funding to Amaca of up to A$24.1 million in the event that Amaca’s finances were otherwise exhausted before the Final Funding Agreement was implemented in full. The commercial terms of such funding were settled and the Performing Subsidiary entered into interim funding documentation dated November 16, 2006. An interim funding payment of A$9.0 million ($7.1 million) was made to Amaca in December 2006. That sum was subsequently repaid by Amaca out of part of the proceeds of the initial funding on February 12, 2007, and the Interim Funding Deed arrangements have subsequently been terminated.

Actuarial Study; Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2007. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion ($1.1 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.8 billion ($2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amount of such cash flows is not fixed or readily determible.

The tables below are designed to show the various components of the net Final Funding Agreement liability at March 31, 2007.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2007 and to adjust for payments made to claimants during the year then ended.

Adjustments to the net Final Funding Agreement liability are shown in the table below:

	$ millions	A$ millions

At March 31, 2006	$(715.6)	A$	(1,000.0)
Effect of changes in foreign exchange rates	(94.5)		—
Other adjustments to net Final Funding Agreement liability	24.0		25.7

Net Final Funding Agreement liability at March 31, 2007	$(786.1)	A$	(974.3)

Components of the net Final Funding Agreement liability:
Insurance receivables — current	$9.4	A$	11.7
Workers’ compensation (Asbestos ) — current	2.7		3.4
Deferred tax assets — current	7.8		9.7
Income tax payable (reduction to income tax payable)	9.0		11.2
Insurance receivables — non-current	165.1		204.6
Workers’ compensation (Asbestos) — non-current	76.5		94.8
Deferred tax assets — non-current	318.2		394.4
Workers’ compensation liabilities — current	(2.7)		(3.4)
Asbestos liability — current	(63.5)		(78.7)
Asbestos liability — non-current	(1,225.8)		(1,519.4)
Workers’ compensation liabilities — non-current	(76.5)		(94.8)
Other net liabilities	(6.3)		(7.8)

Net Final Funding Agreement liability at March 31, 2007	$(786.1)	A$	(974.3)

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration), which we refer to as ACS, and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$0.9 billion ($0.7 billion) to A$2.0 billion ($1.6 billion) (undiscounted estimates of A$1.6 billion ($1.3 billion) to A$5.1 billion ($4.1 billion) as of March 31, 2007. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie Companies) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that AICF is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2007, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.8 billion ($2.3 billion). This undiscounted central estimate is net of expected insurance recoveries of A$488.1 million ($393.8 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$91.6 million ($73.9 million) of “by claim” or subrogation recoveries from other third parties.

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2007 and 2006:

	Years Ended March 31,
	2007	2006(1)

Australia	490	556
Unknown-Court Not Identified	13	20
USA	1	1

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

For the years ended March 31, 2007, 2006 and 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim:

	Australia
	Years Ended March 31,
	2007		2006(1)		2005

Number of claims filed		463		346		489
Number of claims dismissed		121		97		62
Number of claims settled or otherwise resolved		416		405		402
Average settlement amount per claim	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per claim		$127,165		$114,322		$116,572

	Unknown — Court Not Identified
	Years Ended March 31,
	2007		2006(1)		2005

Number of claims filed		—		6		7
Number of claims dismissed		3		10		20
Number of claims settled or otherwise resolved		5		12		2
Average settlement amount per claim	A$	12,165	A$	198,892	A$	47,000
Average settlement amount per claim		$9,310		$149,706		$34,766

	USA
	Years Ended March 31,
	2007		2006(1)		2005

Number of claims filed		1		—		—
Number of claims dismissed		1		—		3
Number of claims settled or otherwise resolved		—		—		1
Average settlement amount per claim	A$	—	A$	—	A$	228,293
Average settlement amount per claim		$—		$—		$168,868

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	As of March 31,
	2007		2006(1)		2005		2004		2003

Number of open claims at beginning of year		586		749		743		814		671
Number of new claims		464		352		496		380		409
Number of closed claims		546		524		490		451		266
Number of open claims at year-end		504		577		749		743		814
Average settlement amount per settled claim	A$	164,335	A$	153,236	A$	157,223	A$	167,450	A$	201,200
Average settlement amount per settled claim		$125,766		$115,341		$116,298		$116,127		$112,974
Average settlement amount per case closed	A$	126,713	A$	121,945	A$	129,949	A$	117,327	A$	177,752
Average settlement amount per case closed		$96,973		$91,788		$96,123		$81,366		$99,808

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

The Company did not have any responsibility or involvement in the management of claims against ABN 60 between the time ABN 60 left the James Hardie Group in March 2003 and February 2007 when the Final Funding Agreement was approved. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries had any responsibility or involvement in the management of claims against those entities. Prior to February 2001, the principal entity potentially involved in relation to such claims was ABN 60, which was not a member of the James Hardie Group between March 2003 and February 2007. However, the Final Funding Agreement and associated New South Wales legislation provides that the AICF will have both the responsibility for, and management of claims against, the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the AICF, unless a special default or insolvency event arises.

On October 26, 2004, the Company, the Foundation, and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Final Funding Agreement, the Company has obtained similar rights of access to actuarial information produced for the AICF by the actuary to be appointed by the AICF, which we refer to as the Approved Actuary. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Final Funding Agreement) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

For more information concerning our commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries, see Item 3, “Key Information — Risk Factors.”

SCI and Other Related Expenses

In February 2004, the NSW Government established the SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established in early 2001. Shortly after release of the SCI report on September 21, 2004, we commenced negotiations with the NSW Government, the ACTU, UnionsNSW and a representative of asbestos claimants in relation to its offer to the SCI on

July 14, 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Group companies. On December 21, 2004, we entered into a Heads of Agreement with the above parties to establish and fund the AICF to provide funding for these claims on a long-term basis. On December 1, 2005, the Company, the Performing Subsidiary and the NSW Government signed the Original Final Funding Agreement. An amended version of the Original Final Funding Agreement was executed on November 21, 2006 and approved by our shareholders on February 7, 2007.

The Company has incurred substantial costs associated with the Special Commission of Inquiry, or SCI, and may incur material costs in the future related to the SCI or subsequent legal proceedings.

The following are the components of SCI and other related expenses:

	Years Ended March 31,
	2007	2006	2005
	(In millions)

SCI	$—	$—	$6.8
Internal investigation	—	—	4.9
ASIC investigation	1.7	0.8	1.2
Severance and consulting	0.2	0.1	6.0
Resolution advisory fees	8.8	9.8	6.4
Funding advice	0.7	2.9	0.6
Other	2.2	3.8	2.2

Total SCI and other related expenses	$13.6	$17.4	$28.1

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.

Australian Securities and Investments Commission Proceedings and Investigation

On February 14, 2007, ASIC commenced civil proceedings in the Court against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:

•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Mr. Brown, Mr. Gillfillan, Ms. Hellicar, Mr. Koffel, Mr. Macdonald, Mr. Morley, Mr. O’Brien, Mr. Shafron, Mr. Terry and Mr. Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.

ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original Final Funding Agreement as announced on December 1, 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the

Final Funding Agreement dated November 21, 2006 have been satisfied. ASIC is considering its position and has not yet taken any step to withdraw the indemnity claim.

ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.

On February 20, 2007, the Company announced that the three serving directors named in the ASIC proceedings had resigned from the Board.

The Company has entered into deeds of indemnity with certain of its directors and officers as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defense costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the Company believes that both the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met.

For more information concerning the SCI and other related expenses, see Item 3, “Key Information — Risk Factors.”

Tax Contingencies

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2007, 2006 and 2005 the Company recorded income tax benefit of $10.4 million, $20.7 million and $2.5 million, respectively, as a result of the finalization of certain tax audits, whereby certain matters were settled, the expiration of the statute related to certain tax positions, and adjustments to income tax balances based on the filing of amended income tax returns, which gave rise to the benefit recorded by the Company.

Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. In particular, the ATO is auditing the Company’s Australian income tax return for the year ended March 31, 2002. The ATO has indicated that further investigation is required and is working with the Company and the Company’s advisors to conclude its inquiries.

Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Amended Australian Taxation Office Assessment

In March 2006, RCI Pty Ltd, a wholly owned subsidiary of the Company, which we refer to as RCI, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two subsequent remissions of general interest charges by the ATO, the total was revised to A$368.0 million, and comprised the following at March 31, 2007:

	$(1)	A$
	(In millions)

Primary tax after allowable credits	$138.8	A$	172.0
Penalties(2)	34.7		43.0
General interest charges	123.4		153.0

Total amended assessment	$296.9	A$	368.0

(1)	U.S. dollar amounts calculated using the Australian dollar to U.S. dollar foreign exchange spot rate at March 31, 2007.

(2)	Represents 25% of primary tax.

On June 23, 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable Policy, it was able to make a payment of 50% of the total amended assessment then due of A$378.0 million ($305.0 million), being A$189.0 million ($152.5 million), and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Payment of 50% of the amended assessment became due and was paid on July 5, 2006. The Company also agreed to pay general interest charge payments, or GIC, accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued GIC was paid on October 16, 2006 in respect to the quarter ended September 30, 2006.

On November 10, 2006, the ATO granted a further remission of GIC reducing total GIC on the amended assessment from A$163.0 million to A$153.0 million and thereby reducing the total amount due under the amended assessment from A$378.0 million to A$368.0 million. The reduction in the total amount due under the amended assessment resulted in a reduction in the 50% payment required under the agreement with the ATO from A$189.0 million to A$184.0 million. This gave rise to an amount of A$5.0 million being available for offset against future GIC accruing on the unpaid balance of the amended assessment. Accordingly, no GIC was required to be paid in respect of the quarter ended December 31, 2006 and a reduced amount of GIC of A$1.2 million was paid in respect of the quarter ended March 31, 2007.

RCI is appealing the amended assessment. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO inquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the probable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2007 for the remainder of the amended assessment.

At the end of May 2007, the ATO disallowed our objection to RCI’s notice of amended assessment for RCI for the year ended March 31, 1999. We will continue to pursue all avenues of appeal to contest the ATO’s position in this matter.

The Company expects that amounts paid on July 5, 2006 and any later time, would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payments on July 5, 2006 and October 16, 2006 as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

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

Overview

We intend this discussion to provide information that will assist in understanding our March 31, 2007 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our pre-tax results for fiscal year 2007 were substantially and adversely affected by asbestos adjustments of $405.5 million. The asbestos provision was originally recorded in fiscal year 2006 for $715.6 million for estimated future asbestos-related compensation payments. We also incurred significant costs associated with the Special Commission of Inquiry, or SCI, and other related matters during fiscal years 2007, 2006 and 2005. Information regarding our asbestos-related matters and the SCI and other related matters can be found in this discussion, Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 12 to our consolidated financial statements in Item 18.

The Company and the Building Product Markets

Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage.

We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding and soffit lining, trim, fencing, internal linings, facades, floor and tile underlayments, flooring, drainage pipes and decorative columns. Our products are used in various market segments, including new residential construction, manufactured housing, repair and remodel and a variety of commercial and industrial construction applications. We believe that in certain construction applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavorable during fiscal year 2007, resulting in weaker residential construction activity.

Fiscal Year 2007 Key Results

As of March 31, 2007, we implemented the Final Funding Agreement (as amended), which we refer to as the Final Funding Agreement, to provide compensation for Australian asbestos-related personal injury claims against certain former companies of the James Hardie Group.

Total net sales increased 4% to $1,542.9 million in fiscal year 2007. However, the asbestos adjustments resulted in an operating loss of $86.6 million compared to an operating loss of $434.9 million in fiscal year 2006. We reported income from continuing operations of $150.8 million in fiscal year 2007.

Our largest market is North America, where fiber cement is one of the fastest growing segments of the external siding market. During fiscal year 2007, USA Fiber Cement net sales contributed approximately 82% of total net sales, and its operating income was the primary contributor to total Company operating income (before the asbestos adjustments). Net sales for our USA Fiber Cement business increased due to a higher average net sales price. Operating income for our USA Fiber Cement business increased from fiscal year 2006 primarily due to increased net sales and lower freight costs, which were partially offset by higher selling, general and administrative expenses.

Asia Pacific net sales contributed approximately 16% of total net sales, and its operating income was the second largest contributor of total Company operating income (before the asbestos adjustments) in 2007. Net sales increased in fiscal year 2007 in our Australia, New Zealand and Philippines businesses. The increase in net sales in our Australia and New Zealand business, which was due to increased volume, was partially offset by a reduction in average net sales price. Sales in our Philippines business increased due to higher sales volume, partially offset by a reduction in average net sales price.

Our emerging businesses of Europe Fiber Cement and USA Hardie Pipe continued to make good progress. Our USA Hardie Pipe business recorded a small profit in fiscal year 2007. Sales in our Europe Fiber Cement business continued to grow steadily, albeit from a low base.

For further information regarding our business and operations, see Item 4, “Information on the Company.”

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

Accounting for Contingencies

We account for loss contingencies in accordance with SFAS No. 5, “Accounting for Contingencies,” under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters and the ATO assessment, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12 and 14 to our consolidated financial statements in Item 18.

Accounting for the Asbestos Funding Agreement

Prior to March 31, 2007, our consolidated financial statements included an asbestos provision relating to our anticipated future payments to the AICF based on the terms of the Original Final Funding Agreement.

In February 2007, the Final Funding Agreement was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The amount of the asbestos liability reflects the terms of the Final Funding Agreement, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

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

Further, KPMG Actuaries have relied on the data and information provided by the AICF and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration), which we refer to as ACS, and have assumed that it is accurate and complete in all material respects. The actuaries have neither verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

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

An updated actuarial assessment will be performed as of March 31 each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.

For additional information regarding our asbestos liability, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings,” and Note 12 to our consolidated financial statements in Item 18.

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

Accounting for Income Tax

We account for income taxes according to SFAS No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2007. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

For additional information, see Item 3, “Key Information — Risk Factors” and Note 13 to our consolidated financial statements in Item 18.

Results of Operations

In fiscal years 2005 through 2007, there was a significant increase in net sales generated from our USA Fiber Cement operations primarily as a result of demand for our fiber cement products. To meet the increased demand, we have spent $379.6 million in capital investments during fiscal years 2005 to 2007 in this segment.

The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,
	2007		2006		2005

Net sales:
USA Fiber Cement	$1,262.3	81.8%	$1,218.4	81.9%	$939.2	77.6%
Asia Pacific Fiber Cement	251.7	16.3	241.8	16.2	236.1	19.5
Other(1)	28.9	1.9	28.3	1.9	35.1	2.9

Total net sales	1,542.9	100.0	1,488.5	100.0	1,210.4	100.0
Cost of goods sold	(969.9)	(62.9)	(937.7)	(63.0)	(784.0)	(64.8)

Gross profit	573.0	37.1	550.8	37.0	426.4	35.2
Selling, general and administrative expenses	(214.6)	(13.9)	(209.8)	(14.1)	(174.5)	(14.4)
Research and development expenses	(25.9)	(1.7)	(28.7)	(1.9)	(21.6)	(1.8)
SCI and other related expenses	(13.6)	(0.8)	(17.4)	(1.2)	(28.1)	(2.3)
Impairment of roofing plant	—	—	(13.4)	(0.9)	—	—
Asbestos adjustments	(405.5)	(26.3)	(715.6)	(48.1)	—	—
Other operating expense	—	—	(0.8)	—	(6.0)	(0.5)

Operating (loss) income	(86.6)	(5.6)	(434.9)	(29.2)	196.2	16.2
Interest expense	(12.0)	(0.8)	(7.2)	(0.5)	(7.3)	(0.6)
Interest income	5.5	0.4	7.0	0.5	2.2	0.2
Other expense	—	—	—	—	(1.3)	(0.1)

(Loss) income from continuing operations before income taxes	(93.1)	(6.0)	(435.1)	(29.2)	189.8	15.7
Income tax benefit (expense)	243.9	15.8	(71.6)	(4.8)	(61.9)	(5.1)

Income (loss) from continuing operations	$150.8	9.8%	$(506.7)	(34.0)%	$127.9	10.6%

(1)	Includes sales of fiber cement in Chile (fiscal year 2005 through July 2005 only), fiber reinforced concrete pipes in the United States, a roofing pilot plant in the United States (fiscal year 2005 through April 2006 only) and fiber cement operations in Europe. Our Chilean business was sold in July 2005. Our roofing pilot plant ceased operations in April 2006. See Note 15 to our consolidated financial statements in Item 18 for further information regarding the sale of our Chile Fiber Cement business.

The following table provides a breakdown of our operating (loss) income:

	Fiscal Years Ended March 31,
	2007	2006	2005
	(In millions)

USA Fiber Cement	$362.4	$342.6	$241.5
Asia Pacific Fiber Cement	39.4	41.7	46.8
Research and Development	(17.1)	(15.7)	(17.5)
Other(1)	(9.3)	(26.5)	(11.8)

Total segment operating income	375.4	342.1	259.0
General Corporate	(56.5)	(61.4)	(62.8)
Asbestos adjustments	(405.5)	(715.6)	—

Total operating (loss) income	$(86.6)	$(434.9)	$196.2

(1)	Includes impairment charge of $13.4 million in fiscal year 2006 related to the closure of our roofing pilot plant.

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Total Net Sales.  Total net sales increased 4% from $1,488.5 million in fiscal year 2006 to $1,542.9 million in fiscal year 2007. Net sales from USA Fiber Cement increased 4% from $1,218.4 million in fiscal year 2006 to $1,262.3 million in fiscal year 2007 due to a higher average net sales price, partially offset by decreased sales volume. Net sales from Asia Pacific Fiber Cement increased 4% from $241.8 million in fiscal year 2006 to $251.7 million in fiscal year 2007 due to increased sales volumes and favorable currency exchange rate differences, partially offset by a decreased average net sales price. Other net sales increased by 2% from $28.3 million in fiscal year 2006 to $28.9 million in fiscal year 2007 due to improved sales performance in the USA Hardie Pipe business and the Europe Fiber Cement business partially offset by decreased sales resulting from the sale of the Chile Fiber Cement business in July 2005.

USA Fiber Cement Net Sales.  Net sales increased 4% from $1,218.4 million in fiscal year 2006 to $1,262.3 million in fiscal year 2007 due to a higher average net sales price partially offset by decreased sales volume. Sales volume decreased 2% from 2,182.8 million square feet in fiscal year 2006 to 2,148.0 million square feet in fiscal year 2007, due mainly to a decrease in base demand in our products during the second half of fiscal year 2007 as a result of weaker residential housing construction activity, partially offset by growth in primary demand during the first half of fiscal year 2007. The average net sales price increased 5% from $558 per thousand square feet in fiscal year 2006 to $588 per thousand square feet in fiscal year 2007 primarily due to price increases for certain products that were implemented during fiscal year 2007 and an increased proportion of higher-priced, differentiated products in the sales mix.

The new housing construction market continued to weaken, with the U.S. Census Bureau reporting that new housing starts were down 25% and 30%, respectively, for the three months ended December 31, 2006 and March 31, 2007, compared to the same periods last year. Despite interest rates remaining relatively low, deepening problems in the sub-prime mortgage market kept builder and consumer confidence at weak levels.

According to Brian Catalde, President of the NAHB, “Builders, overall, have been systematically cutting back on new building activity for more than a year now. This slowdown is enabling them to reduce their inventory and better position themselves for the balance of the year, especially when faced with uncertainties over the impacts of the sub-prime-related tightening of mortgage lending standards on home sales.” Despite this, supply of new residential housing remains greater than demand and industry inventory levels at the end of the quarter continued to be above optimal levels at around 7 to 8 months supply, as reported by the NAHB.

Demand in our exterior products category for fiscal year 2007 was affected significantly by weaker housing construction activity. The decrease in net sales was due mainly to softer demand in our exterior products category, which spanned all regions except the mid-Atlantic region. Net sales were lower for all products in the exteriors category other than the higher-priced, differentiated products, XLD® trim and the ColorPlus® collection.

With all ColorPlus® product lines now complete and operational, including those in our plants in Reno, Nevada and Pulaski, Virginia, the business has commenced launching the ColorPlus® collection of products into both the Western and Southern divisions.

Repair and remodeling activity was relatively steady during fiscal year 2007 and sales in our interior products category were flat compared to the same period last year. Continued acceptance of Hardibacker 1/2” board as a wet area wall solution helped grow sales for that product during the quarter, almost off-setting weaker sales of our HardieBackertm 1/4” product in a number of our larger markets.

The net sales growth for the fiscal year 2007 largely reflects further market penetration against alternative materials, mainly wood and vinyl, across the Northern, Southern and Western Divisions and in the exterior and interior product categories, and an increase in the average net sales price.

Asia Pacific Fiber Cement Net Sales.  Net sales increased 4% from $241.8 million in fiscal year 2006 to $251.7 million in fiscal year 2007. Net sales in Australian dollars increased 2% due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partly offset by a 3% decrease in the average Australian dollar net sales price.

In our Australia and New Zealand Fiber Cement business, net sales increased 2% from $218.1 million in fiscal year 2006 to $223.4 million in fiscal year 2007. In Australian dollars, net sales increased 1% due to a 5% increase in sales volumes, partially offset by a 4% decrease in the average Australian dollar net sales price compared to fiscal year 2006. In the Australia and New Zealand business, both the new housing and renovation markets weakened during fiscal year 2007, but sales volumes increased compared to fiscal year 2006 due to market initiatives designed to grow primary demand for fiber cement and increase sales of value-added, differentiated products. There was strong sales growth in the recently-launched Scyontm range of premium products and in Lineatm weatherboards. Selling prices for non-differentiated products continue to be subject to strong competitive pressures, leading to a lower average net sales price.

In the Philippines, net sales increased in fiscal year 2007 due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price. The increase in sales volume in fiscal year 2007 was due to stronger domestic building and construction activity and increased export demand.

Other Sales.  Other sales include sales of Hardietm pipe in the United States and fiber cement operations in Europe.

In our U.S. pipes business, net sales increased in fiscal year 2007 as compared to fiscal year 2006 due to an increase in sales volume and a higher average net sales price.

In our Europe Fiber Cement business, net sales continued to grow steadily, albeit from a low base.

Gross Profit.  Gross profit increased 4% from $550.8 million in fiscal year 2006 to $573.0 million in fiscal year 2006. The gross profit margin increased 0.1 percentage points to 37.1% in fiscal year 2007.

USA Fiber Cement gross profit increased 5% compared to fiscal year 2006 due mainly to increases in net sales and, to a lesser extent, lower freight costs. The gross profit margin increased 0.5 percentage points in fiscal year 2007.

Asia Pacific Fiber Cement gross profit decreased 3% primarily due to reduced profitability in the Australian Fiber Cement business. The decrease was due mainly to a lower average net sales price, increased freight and raw material costs in Australia, costs associated with the start-up of the manufacture of new products, and inefficiencies associated with the rebuild of inventory at the Rosehill, New South Wales plant associated with the plant’s temporary closure in December 2006 for asbestos-related reasons. In Australian dollars, gross profit decreased 5% in fiscal year 2007. The gross profit margin decreased 2.2 percentage points in fiscal year 2007.

Selling, General and Administrative (SG&A) Expenses.  SG&A expenses increased 2% from $209.8 million in fiscal year 2006 to $214.6 million in fiscal year 2007, mainly due to an increase in spending in the USA Fiber Cement business reflecting expenditures on business initiatives including build-up of organizational infrastructure to drive growth strategies. As a percentage of sales, SG&A expense decreased 0.2 of a percentage point to 13.9% in fiscal year 2007.

Research and Development Expenses.  Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 10% lower at $25.9 million in fiscal year 2007. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs decreased 21% to $12.9 million for fiscal year 2007.

SCI and Other Related Expenses.  Costs incurred associated with the SCI and other related expenses totaled $13.6 million in fiscal year 2007 compared to $17.4 million in fiscal year 2006. Further information on the SCI and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 12 to our consolidated financial statements in Item 18.

Asbestos Adjustments.  The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Final Funding Agreement that was signed with the NSW Government on November 21, 2006 and approved by our security holders on February 7, 2007. The adjustments include the full implementation of the Final Funding Agreement.

The asbestos adjustments are comprised of the following components for the fiscal years ended March 31:

	At March 31,
	2007	2006
	(In millions)

Adjustments to the net Final Funding Agreement liability at September 30, 2006	$(41.8)	$—
Adjustments to the net Final Funding Agreement liability at March 31, 2007	70.3	—
Tax impact related to the implementation of the Final Funding Agreement	(335.0)	—
Effect of foreign exchange	(94.5)	—
Contributions to asbestos research and education	(4.5)	—
Initial recording of provision at March 31, 2006	—	(715.6)

Asbestos adjustments	$(405.5)	$(715.6)

Adjustments to the Net Final Funding Agreement liability

The discounted central estimate as calculated by KPMG Actuaries is the main component of the net Final Funding Agreement liability. In addition to the discounted central estimates, there are U.S. GAAP adjustments that are required to be made as the standards of U.S. GAAP differ from actuarial standards. KPMG Actuaries issued two additional reports during fiscal year 2007 (at September 30, 2006 and at March 31, 2007) adjusting the discounted central estimate and other amounts related to the net Final Funding Agreement liability. The following table illustrates the impact on the net Final Funding Agreement liability of the updated KPMG Actuaries’ valuations:

September 2006 Valuation:

	September 30,		March 31,		Increase/
	2006		2006		(Decrease)
	(In millions, except exchange rate data)

Discounted Central Estimate	A$	1,554.8	A$	1,517.0	A$	37.8
U.S. GAAP Adjustments
Discounting and inflation allowance		(112.6)		(113.2)		0.6

Uninflated and undiscounted central estimate		1,442.2		1,403.8		38.4

Provision for claims handling costs of AICF		67.7		67.7		—
Other U.S. GAAP adjustments		31.5		28.7		2.8
Net (assets) liabilities of AICF excluding funding payments		(33.0)		(71.6)		38.6

Total net Final Funding Agreement liability pre-tax		1,508.4		1,428.6		79.8

Total net Final Funding Agreement liability post-tax	A$	1,055.9	A$	1,000.0	A$	55.9
Exchange rate - A$ to $ - September 30, 2006						1.3365
Increase in the net Final Funding Agreement liability						$41.8

March 2007 Valuation:

	March 31,		September 30,		Increase/
	2007		2006		(Decrease)
	(In millions, except exchange rate data)

Discounted Central Estimate	A$	1,355.1	A$	1,554.8	A$	(199.7)
U.S. GAAP Adjustments
Discounting and inflation allowance		(82.1)		(112.6)		30.5

Uninflated and undiscounted central estimate		1,273.0		1,442.2		(169.2)

Provision for claims handling costs of AICF		69.2		67.7		1.5
Other U.S. GAAP adjustments		39.6		31.5		8.1
Net (assets) liabilities of AICF excluding funding payments		2.2		(33.0)		35.2

Total net Final Funding Agreement liability pre-tax		1,384.0		1,508.4		(124.4)

Total net Final Funding Agreement liability post-tax	A$	968.8	A$	1,055.9	A$	(87.1)
Exchange rate - A$ to $ - March 31, 2007						1.2395
Decrease in the net Final Funding Agreement liability						$(70.3)

The uninflated and undiscounted central estimate and the provision for claims handling costs of the AICF are recorded on the balance sheet under the caption asbestos liability. The other U.S. GAAP adjustments, net assets (liabilities) of the AICF, and the tax impact of the implementation of the Final Funding Agreement are recorded within other captions on the balance sheet; readers are referred to the section Net Final Funding Agreement Liability below for further details.

Tax Impact Related to the Implementation of the Final Funding Agreement

Following final approval of the Final Funding Agreement by our shareholders on February 7, 2007, a deferred tax asset of $335.0 million has been recorded to reflect the anticipated tax deductions commensurate with the projected payments under the Final Funding Agreement to the AICF.

Effect of Foreign Exchange

The components of the net Final Funding Agreement liability are denominated in Australian dollars and thus the reported value of the net Final Funding Agreement liability in our consolidated balance sheets in U.S. dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Final Funding Agreement liability of $94.5 million for the fiscal year ended March 31, 2007.

Contributions to Asbestos Research and Education

Following the adoption of the Final Funding Agreement, a provision of $4.5 million was recorded for amounts we will pay for asbestos medical research funding and an asbestos education campaign over the next ten years based on the provisions of the Final Funding Agreement.

Net Final Funding Agreement Liability

The net Final Funding Agreement liability is presented in the consolidated balance sheet within the following captions at March 31, 2007:

In millions

Insurance receivables — current	$9.4
— non-current	165.1
Workers’ compensation receivable — current	2.7
— non-current	76.5
Workers’ compensation liability — current	(2.7)
— non-current	(76.5)
Asbestos liability — current	(63.5)
— non-current	(1,225.8)
Deferred tax asset — current	7.8
— non-current	318.2
Income taxes payable (reduction to income tax payable)	9.0
Other net liabilities	(6.3)

Net Final Funding Agreement liability at March 31, 2007	$(786.1)

Further information on the asbestos adjustments, the SCI, and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 12 to our consolidated financial statements in Item 18.

Operating Loss.  Operating loss decreased from a loss of $434.9 million in fiscal year 2006 to a loss of $86.6 million for fiscal year 2007. Fiscal year 2007 operating loss includes asbestos adjustments of a $405.5 million and SCI and other related expenses of $13.6 million.

USA Fiber Cement operating income increased 6% from $342.6 million in fiscal year 2006 to $362.4 million in fiscal year 2007. The increase was primarily due to increased net sales and lower unit freight costs, partially offset by higher SG&A expenses. The operating income margin was 0.6 percentage points higher at 28.7% in fiscal year 2007.

Asia Pacific Fiber Cement operating income decreased 6% from $41.7 million in fiscal year 2006 to $39.4 million in fiscal year 2007 due to reduced operating profit performance in the Australia and New Zealand Fiber Cement business, partly offset by improved operating profit performance in the Philippines Fiber Cement business. In Australian dollars, operating income for fiscal year 2007 decreased 7% from fiscal year 2006. Our Asia Pacific Fiber Cement operating income margin was 1.5 percentage points lower at 15.7% in fiscal year 2007. Australia and New Zealand Fiber Cement operating income decreased 8% from $38.9 million in fiscal year 2006 to $35.7 million in fiscal year 2007. In Australian dollars, our Australia and New Zealand business operating income fell by 10% due to increased manufacturing costs, including costs associated with the temporary closure of the Rosehill plant in late 2006, and a lower average net sales price, partially offset by an increase in sales volume and decreased SG&A spending. Our Australia and New Zealand business’ operating income margin was 1.8 percentage points lower at 16.0% in fiscal year 2007. The Philippines Fiber Cement business recorded an increase in operating income due to increases in volume and improved operating efficiencies, partially offset by increased SG&A costs.

Our USA Hardie Pipe business recorded a small operating profit in fiscal year 2007 compared to an operating loss in fiscal year 2006.

Our Europe Fiber Cement business incurred an operating loss in fiscal year 2007 as it continued to build net sales.

Following a review of the results of our roofing product trials in California, we announced on April 18, 2006 that the pilot plant was to close. During the fiscal year 2007, this business incurred closure costs of $1.2 million.

General corporate costs decreased by $4.9 million from $61.4 million in fiscal year 2006 to $56.5 million in fiscal year 2007. The reduction was primarily caused by a decrease of $6.5 million in earnings-related bonuses and a decrease of $3.8 million in SCI and other related expenses, partially offset by an increase of $1.0 million in defined benefit pension costs and an increase of $4.5 million in other corporate costs.

Net Interest Expense.  Net interest expense increased by $6.3 million to $6.5 million in fiscal year 2007. The increase in net interest expense was due to the higher average level of net debt outstanding in fiscal year 2007 compared to fiscal year 2006.

Income Tax Benefit (Expense).  Income tax benefit (expense) increased $315.5 million from an expense of $71.6 million in fiscal year 2006 to an income tax benefit of $243.9 million in fiscal year 2007. The increase was due primarily to the $335.0 million tax benefit related to the implementation of the Final Funding Agreement and the tax provision write-back of $10.4 million, partially offset by the increase in taxable income and a change in the geographical mix of earnings.

Net Income.  Net income increased from a loss of $506.7 million in fiscal year 2006 to a profit of $151.7 million in fiscal year 2007. Net income in fiscal year 2007 includes asbestos adjustments of $405.5 million and a tax benefit related to the implementation of the Final Funding Agreement of $335.0 million. Also included in net income for fiscal year 2007 are SCI and other related expenses of $13.6 million ($12.6 million, after tax), the make-whole payment on the prepayment of notes of $6.0 million ($5.6 million, after tax) and a tax provision write-back of $10.4 million.

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

USA Fiber Cement Net Sales.  Net sales increased 30% from $939.2 million in fiscal year 2005 to $1,218.4 million in fiscal year 2006 due to increased sales volume and a higher average net sales price. Sales volume increased 18% from 1,855.1 million square feet in fiscal year 2005 to 2,182.8 million square feet in fiscal year 2006, due mainly to growth in primary demand and a resilient housing market. The average net sales price increased 10% from $506 per thousand square feet in fiscal year 2005 to $558 per thousand square feet in fiscal year 2006 due to price increases for some products that were implemented during fiscal year 2006 and proportionally stronger growth of differentiated, higher-priced products. Despite further modest interest rate increases, we did not experience the expected ‘cooling’ of the new housing construction market during fiscal year 2006. New housing construction activity was very strong over the full year as it continued to be buoyed by relatively low interest rates and strong housing prices. Repair and remodeling activity also remained very strong during fiscal year 2006.

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

Implementation of our ColorPlus® product business model in the emerging markets continued during fiscal year 2006. The model is aimed at improving the positioning of the ColorPlus® product range of pre-painted products in markets dominated by vinyl siding and increasing revenue and contribution per unit. All phases of the implementation were underway and progressing well. Sales of the ColorPlus® product range as a percentage of exterior product sales in the business’ emerging markets almost doubled over fiscal year 2005.

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

In our Australia and New Zealand Fiber Cement business, net sales increased 4% from $210.1 million in fiscal year 2005 to $218.1 million in fiscal year 2006, primarily due to favorable currency exchange rates and a 3% increase in sales volume. In Australian dollars, net sales increased 2%. The average net sales price in Australian dollars decreased 1% compared to fiscal year 2005. In Australia, both the residential housing construction and the renovation markets softened, particularly in New South Wales. The increase in sales volume in fiscal year 2006 was due to initiatives designed to grow primary demand for fiber cement and generate further market share in our targeted markets. In the commercial construction sector, activity remained at buoyant levels and, following the execution of the Original Final Funding Agreement for asbestos-related compensation in December 2005, we began to regain momentum lost through product bans and boycotts imposed during the prior year and a half, particularly in Victoria. We achieved strong sales of our Linea® weatherboards, which were launched in Queensland during the first half of fiscal year 2006, and continued to roll-out our Business Builder Program in all states to help generate primary demand for our products. In addition, we launched Aquatectm Wet Area Flooring in Victoria during the third quarter of the fiscal year 2006. In New Zealand, housing construction activity also softened. The growth momentum of Linea® weatherboards continued throughout the year and helped to generate increased primary demand for our products in a weakened market. Linea® weatherboards remained our top selling product in New Zealand for fiscal year 2006.

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

SCI and Other Related Expenses.  Costs incurred associated with the SCI and other related expenses totaled $17.4 million in fiscal year 2006 compared to $28.1 million in fiscal year 2005. Further information on the SCI and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 12 to our consolidated financial statements in Item 18.

Asbestos Provision.  The recording of the asbestos provision at March 31, 2006 was in accordance with U.S. accounting standards because we determined that it was probable that we would make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of $715.6 million (A$1.0 billion) as of March 31, 2006 was our estimate of the probable outcome as of that date. That estimate was based on the terms of the Original Final Funding Agreement, which included an actuarial estimate prepared by KPMG Actuaries, at March 31, 2006 of the projected future cash outflows, undiscounted and uninflated.

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

Discontinued Operations

In total, we recorded neither income nor a loss from discontinued operations in fiscal years 2007 and 2006 and a loss of $1.0 million in fiscal year 2005. The amount in fiscal year 2005 relates primarily to additional costs associated with the sale of New Zealand land in March 2004 and the settlement of a dispute associated with a former business. See Note 15 to our consolidated financial statements included in Item 18 for additional information about the results of our discontinued operations.

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

Impact of Recent Accounting Pronouncement

Uncertain Tax Positions

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We will adopt the provisions of FIN 48 effective April 1, 2007. We are continuing to evaluate the impact of adopting FIN 48 on our financial statements; however, at this stage, it is not possible to determine whether that impact will be material. The cumulative effect of applying the new standard will be reflected as an adjustment to retained earnings in the period of adoption. We expect that the requirements of FIN 48 may add volatility to our effective tax rate, and therefore income tax expense, in future periods.

Liquidity and Capital Resources

Our treasury policy regarding our liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by our treasury department and is centralized in The Netherlands. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the Chief Financial Officer.

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

We had cash and cash equivalents of $34.1 million as of March 31, 2007. At that date, we also had credit facilities totaling $355.0 million, of which $188.0 million was outstanding. The credit facilities are all non-collateralized and as of March 31, 2007 consisted of the following:

	At March 31, 2007
	Effective	Total	Principal
Description	Interest Rate	Facility	Outstanding
	(In millions)

US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2007	5.82%	$110.0	$83.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	5.98%	245.0	105.0

Total		$355.0	$188.0

As of March 31, 2007 we had net debt of $153.9 million, compared with net cash of $12.4 million as of March 31, 2006, a decrease of $166.3 million.

Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which as of March 31, 2007, all had a maturity date of December 2007. As of June 2007, the maturity dates of all of the 364-day facilities have been extended to June 2008. We also have term facilities in the amount of $245.0 million, which mature in June 2010. For both types of facilities, interest is calculated at the commencement of each draw-down period based on the U.S.-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During fiscal year 2007, the Company paid $0.7 million in commitment fees. As of March 31, 2007, $188.0 million was drawn under the combined facilities and $167.0 million was available.

In March 2006, our wholly owned subsidiary RCI received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million ($296.9 million).

RCI is appealing the amended assessment. On July 5, 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million ($152.5 million) being 50% of the then amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges was paid on October 16, 2006 in respect of the quarter ended September 30, 2006. These payments will reduce our liquidity. We believe that RCI’s view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of March 31, 2007, we had not recorded any liability for the remainder of the amended assessment. For more information, see Note 14 to our consolidated financial statements in Item 18.

At the end of May 2007, the ATO disallowed our objection to RCI’s notice of amended assessment for RCI for the year ended March 31, 1999. We will continue to pursue all avenues of appeal to contest the ATO’s position in this matter.

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

At March 31, 2007, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we are required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and are limited in how much we can spend on an annual basis in relation to asbestos payments to the AICF.

Cash Flow — Year Ended March 31, 2007 compared to Year ended March 31, 2006

Net operating cash inflows decreased from $240.6 million in fiscal year 2006 to cash outflows of $67.1 million in fiscal year 2007 primarily due to the ATO deposit payment of $154.8 million and the initial funding payment made to the AICF of $148.7 million.

Net cash used in investing activities decreased from $154.0 million in fiscal year 2006 to $92.6 million in fiscal year 2007 as capital expenditures were reduced.

Net cash provided by financing activities decreased from $116.5 million in fiscal year 2006 to a utilization of $136.4 million in fiscal year 2007 primarily due to the repayment of $219.7 million of debt facilities, partly offset by the drawdown of $105.0 million on our debt facilities.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended March 31, 2007, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. As we continue expanding our fiber cement businesses, we expect to use cash primarily generated from our operations to fund capital expenditures and working capital. During fiscal year 2008, we expect to spend approximately $60 million on capital expenditures, including facility upgrades and capital to implement new fiber cement technologies. We plan to fund any cash flow shortfalls that we may experience due to payments related to the Final Funding Agreement and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of $34.1 million at March 31, 2007, and cash that we anticipate will be available to us under credit facilities.

Under the terms of the Final Funding Agreement, we are required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July beginning in July 2007. The amounts of these annual payments are dependent on several factors, including our free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original Final Funding Agreement), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap.

We anticipate that our cash flows from operations, net of estimated payments under the Final Funding Agreement, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $34.1 million at March 31, 2007, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

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

We expect our dividend payment ratio in the future to be between 50% to 75% of net income before asbestos adjustments, subject to funding requirements.

We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect the number of new housing starts and the level of housing prices. We believe that higher housing prices, which may affect available owner equity and household net worth, are contributors to the currently strong renovation and remodel markets for our products. Over the past several years, favorable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a leveling-off or decrease in new housing starts over the short-term. We expect that business derived from current U.S. forecasts of new housing starts and continued healthy renovation and remodel expenditures, will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements. During calendar year 2005, U.S. home mortgage interest rates and housing prices increased, while through calendar year 2006 the U.S. housing affordability index has decreased. We believe that these economic factors, along with others, may cause a slowdown in growth of U.S. new housing construction over the short-term, which may reduce demand for our products.

Pulp and cement are primary ingredients in our fiber cement formulation, which have been subject to price volatility, affecting our working capital requirements. See Item 3, “Key Information — Risk Factors.” We expect cement prices may continue to increase on a regional basis in fiscal year 2008 causing overall prices to remain high. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which based on information we receive from RISI and other sources, we predict to increase through fiscal year 2008 thus causing pulp prices to increase. To minimize additional working capital requirements caused by rising cement prices, we have sought to enter into regional contracts with suppliers for the purchase of cement that will help mitigate our cement price increases over the longer-term. Freight costs decreased in fiscal year 2007 primarily due to improved logistics and transport efficiencies despite higher fuel prices. However, we expect fuel costs will continue to increase.

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

Capital Expenditures

Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2007, 2006 and 2005 were $92.1 million, $162.8 million and $153.0 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.

Significant capital expenditures in fiscal year 2007 included (i) the completion of construction on the second line at our new Pulaski, Virginia plant and (ii) the completion of construction of, and commencement of production on new ColorPlus® product lines at our Reno, Nevada and Pulaski, Virginia plants. Significant capital expenditures in fiscal year 2006 included (i) completion of construction of, and commencement of production on, the first line at our Pulaski, Virginia plant and (ii) the continued implementation of our ColorPlus® product strategy. This strategy includes constructing additional ColorPlus® coating capacity at our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant. In addition, we began construction on new ColorPlus® coating lines at our Reno, Nevada and Pulaski, Virginia plants. Significant capital expenditures in fiscal year 2005 included the completion of our new Reno, Nevada plant and the construction of a new trim line at our Peru, Illinois plant.

See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”

Contractual Obligations

The following table summarizes our significant contractual obligations at March 31, 2007:

	Payments Due
		During Fiscal Year Ending March 31,
	Total	2008		2009 to 2010		2011 to 2012		Thereafter
	(In millions)

Asbestos Liability(1)	$1,289.3	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	105.0		—		—		105.0		—
Operating Leases	137.0		15.0		27.1		21.6		73.3
Purchase Obligations(2)	12.2		12.2		—		—		—

Total	$1,543.5		$27.2		$27.1		$126.6		$73.3

(1)	The table above does not include any amounts related to the annual payment due to the AICF under the terms of the Final Funding Agreement. The amount of this annual payment is dependent on several factors, including our free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original Final Funding Agreement), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. These amounts cannot be reasonably estimated for future periods and thus no amounts for such periods have been included for this contractual obligation in the table above. See Item 3, “Key Information — Risk Factors” and Note 12 of our consolidated financial statements in Item 18 for further information regarding our future obligations under the Final Funding Agreement.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9 and 12 to our consolidated financial statements in Item 18 for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements

As of March 31, 2007 and 2006, we did not have any material off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2007, 2006 or 2005.

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

Research and Development

For fiscal years 2007, 2006 and 2005, our expenses for research and development were $25.9 million, $28.7 million and $21.6 million, respectively.

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

Outlook

In North America, there is still considerable uncertainty over the outlook for new residential housing construction activity. Recently released housing data shows a continued deterioration in the new housing market, with April 2007 annualized housing starts at an estimated 1,528,000, up slightly (2.5%) from March 2007 but down 16.1% from April 2006. Building permits, an indicator of future activity, deteriorated in April 2007 and are running significantly below the pace of a year ago.

Despite the recent slight improvement in new housing starts, the supply of new homes for sale still appears to be greater than demand, and builder confidence levels remain low.

While interest rates continue to be relatively low, tightening of lending standards related to problems of the sub-prime mortgage sector is causing increased uncertainty over the short to medium-term outlook for credit availability and demand for new housing.

The NAHB’s Chief Economist, David Seiders, made the following statement on May 16, 2007: “The pattern of building permits clearly shows that the dramatic downward correction in housing production is still underway. Homebuyer demand has been sent into another down leg by the abrupt tightening of mortgage lending standards, and there is an increasingly heavy supply of vacant housing units on the market. Under these conditions, builders are cutting back on new construction and intensifying their efforts to bolster sales and limit cancellations.” The NAHB is now projecting that housing production will not begin improving until late calendar year 2007, and that the early stages of the subsequent recovery will be quite sluggish.

Our USA Fiber Cement business underwent some re-setting in late 2006 early 2007, to address the weaker market conditions and remains well positioned to “flex-up” in response to higher- than- anticipated demand.

Sales volumes for the first quarter of fiscal year 2008 are expected to be adversely affected by the weaker new housing market, but the business remains focused on, and has strategies in place to grow primary demand for fiber cement and take further market share from alternative materials including wood and vinyl siding. It is also continuing to focus on cost management.

The repair and remodeling market is anticipated to remain relatively stable in the short-term and further market share gains for our interior products category are expected.

In the Australia and New Zealand Fiber Cement business, weak market conditions are forecast to continue, but further volume growth is expected from market initiatives aimed at driving primary demand for fiber cement. Prices for non-differentiated products are expected to remain under pressure due to price competition in Australia. Manufacturing and other cost efficiencies are targeted to improve profitability.

In the Philippines, healthy building and construction activity is expected to help domestic demand in the short-term. Competitive pricing pressure is continuing in both the Philippines domestic and export markets.

In addition, the asbestos liability will be updated annually, based on the most recent actuarial determinations and claims experience, and quarterly to reflect changes in foreign exchange rates. Changes to the actuarial reports may have a material impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

Board Practices and Senior Management

Board Structure

We have a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Managing Board, a Supervisory Board and a Joint Board. The Joint Board comprises all non-executive directors and our Chief Executive Officer and is therefore the equivalent of a full board of directors of a U.S. or Australian company.

The responsibilities of each of our Managing Board, Supervisory Board and Joint Board are formalized in charters and these charters are available from the Investor Relations area of our website (www.jameshardie.com).

Managing Board

The Managing Board includes only executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Managing Board are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of our shareholders have the right to make nominations for the Managing Board.

The Supervisory Board appoints one member of the Managing Board as its Chairman and one member as its Chief Executive Officer. The Supervisory Board has appointed our current Chief Executive Officer to chair the Managing Board.

Members of the Managing Board may be suspended and dismissed by shareholders at the General Meeting and may be suspended at any time by the Supervisory Board.

No member of the Managing Board (other than our Chief Executive Officer) shall hold office for a continuous period of more than three years, or past the end of the third General Meeting following his or her appointment, whichever is longer, without submitting himself or herself for re-election. A member of the Managing Board appointed to fill a vacancy must submit him or her self for re-election at the next General Meeting.

Responsibilities

The Managing Board is responsible for:

•	the general affairs, operations and finance of the Company;

•	ensuring the implementation of our goals, strategy and policies, to achieve results;

•	complying with all relevant legislation and regulations and for managing the risks associated with our activities; and

•	reporting and discussing our internal risk management and control systems with the Supervisory Board and Audit Committee.

In discharging its duties, the Managing Board takes into account our interests, our enterprise (including the interests of our employees) shareholders, other stakeholders and all other parties involved in or with us. The Managing Board is accountable to the Supervisory Board and to shareholders for the performance of its duties.

Supervisory Board

The Supervisory Board includes only non-executive directors and must have at least two members, or more as determined by the Supervisory Board. The members of the Supervisory Board are appointed by shareholders at the General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and any of our shareholders have the right to make nominations for the Supervisory Board.

Members of the Supervisory Board may be suspended at any time by a majority vote of members of the Supervisory Board, and may be dismissed by the shareholders at the General Meeting. A member of the Supervisory Board appointed to fill a vacancy must submit him or herself for re-election at the next General Meeting.

No member of the Supervisory Board shall hold office for a continuous period of more than three years, or past the end of the third General Meeting of shareholders following his or her appointment, whichever is longer, without submitting himself or herself for re-election.

In discharging their duties, directors are provided with direct access to our senior executives and outside advisors and auditors. Supervisory Board Committees and individual directors may seek independent professional advice at the Company’s expense for the proper performance of their duties.

Responsibilities

The Supervisory Board is responsible for:

•	advising the Managing Board;

•	supervising the policy and actions pursued by the Managing Board; and

•	supervising the general course of our affairs and the business enterprise we operate.

The Supervisory Board takes into account our interests, our enterprise (including the interests of our employees) shareholders, other stakeholders and all other parties involved in or with us.

Joint Board

The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at a General Meeting.

The Joint Board currently includes all of the members of the Supervisory Board as well as our Chief Executive Officer.

Responsibilities

The Joint Board is responsible for:

•	supervising the general course of our affairs;

•	approving the strategy set by the Managing Board;

•	monitoring Company performance; and

•	putting in place effective external disclosure policies and procedures.

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

Board Meetings

The Joint Board generally meets at least five times per year and whenever the Chairman of the Joint Board or two or more of its members have requested a meeting. Joint Board meetings are generally held at the Company’s offices in The Netherlands, but may, in exceptional circumstances, be held elsewhere.

The Joint Board has an annual program of visiting our facilities and spending time with line management and customers to assist directors to better understand our businesses and the markets in which we operate.

Directors

Qualifications

Our directors have qualifications, experience and expertise which assist the Joint Board in fulfilling its responsibilities, and assist the Company to achieve future growth. Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, board and committee meetings.

Independence

The Joint Board requires a majority of members, and the Chairman, of the Joint Board and each Board Committee to be independent unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other applicable regulatory body.

All directors are expected to bring their independent views and judgment to the Joint Board and must declare any potential or actual conflicts of interest.

The Joint Board has considered the issue of the independence of our non-executive directors and determined that each of them is independent, in accordance with the rules and regulations of the applicable exchange or regulatory body.

The Joint Board has not set materiality thresholds and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality. The Joint Board may determine, on a case-by-case basis, that a director is independent even if there is a material relationship with the Company or another party. This may occur if that relationship is not considered by the Joint Board to influence, or be perceived to influence, the director’s decisions in relation to the Company.

Chairman

The Joint Board and the Supervisory Board appoint one of their members as the Chairman. The Chairman must be an independent, non-executive director.

The Chairman:

•	provides leadership to the Supervisory and Joint Boards;

•	facilitates Supervisory and Joint Boards discussion; and

•	monitors the performance of the Company’s Boards and committees.

The Chairman of the Joint Board may not be the Chairman of a standing Board Committee. The Chairman of the Joint Board also may not be the Chief Executive Officer, other than in exceptional circumstances and/or for a short period of time.

The Joint Board and the Supervisory Board are currently chaired by Mr. DeFosset. The Company also has a Deputy Chairman, appointed by the Chairman. The role of Deputy Chairman is currently filled by Mr. Donald McGauchie.

Director Evaluation and Re-election

The Joint Board does not believe that directors should expect to be automatically nominated for re-election at the end of their three-year term. Instead, nomination for re-election is based on a director’s individual performance and our needs.

The Nominating and Governance Committee reviews annually the results of a self-assessment by the Supervisory Board and each Board Committee and makes recommendations to the Joint Board.

Director Orientation

We have an orientation program for new directors. Our Managing Board is responsible for providing information for the orientation for new directors and for periodically providing materials or briefing papers to the Joint Board on matters as requested or appropriate for directors to fulfill their duties.

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

The Company and some of our subsidiaries have provided Deeds of Access, Insurance and Indemnity to members of the Managing, Joint and Supervisory Boards and senior executives who are officers or directors of the Company or its subsidiaries. The indemnity provided is consistent with our Articles of Association and relevant laws.

Management Succession

The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises, management succession plans, policies and procedures for our Chief Executive Officer and other senior officers, whether such succession occurs as a result of a promotion, termination, resignation, retirement or an emergency.

Supervisory Board Committees

Our Supervisory Board has three standing committees: the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The complete Charters for each standing committee are available from the Investor Relations area of our website (www.jameshardie.com).

Members of these Board Committees have the authority to retain such outside counsel, experts, and other advisors as they determine appropriate to assist them in the full performance of their functions.

The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last year, a Special Matter Committee was formed to guide the Company’s response to the proceedings brought by the ASIC.

Audit Committee

The key aspects of the terms of reference in our Audit Committee Charter are set out below.

The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls.

As determined by the Supervisory Board, all members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member must have accounting or related financial management expertise. In addition, at least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Supervisory Board in accordance with the SEC rules. These may be the same person. The Supervisory Board has determined that Messrs. Brian Anderson and James Loudon are “audit committee financial experts.”

Currently, the members of the Audit Committee are Mr. Anderson (Chairman), Mr. Loudon and Mr. Michael Hammes. Each of these members is independent and a non-executive.

Under the NYSE listing standards that apply to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of this member to effectively serve on the listed company’s audit committee. Mr. Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and:

•	Oversees the Company’s financial reporting process and reports on the results of its activities to the Supervisory Board;

•	Reviews with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders;

•	Reviews the Company’s policies and procedures with respect to risk management;

•	General oversight of the appointment and provision of all external audit services to the Company and the Company’s internal audit function;

•	Reviews the adequacy and effectiveness of the Company’s internal compliance and control procedures; and

•	Establishes procedures for complaints regarding accounting, internal accounting controls and auditing matters.

Conflicts of Interest

The Audit Committee oversees the Company’s compliance programs with respect to legal and regulatory requirements and the Company’s Code of Business Conduct and Ethics policy, including reviewing related party transactions and other conflict of interest issues as they may arise.

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

Risk Management Sub-Committee

In November 2006, the Risk Management Sub-Committee ceased to be a committee containing Supervisory Board directors and became a management committee. It was felt that a management committee could advise and assist the Audit Committee to fulfill its responsibilities relating to the Company’s risk management and assessment and that an additional Sub-committee was not necessary.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for:

•	identifying individuals qualified to become members of the Managing Board or Supervisory Board;

•	recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders);

•	recommending to the Supervisory Board a set of corporate governance principles; and

•	performing a leadership role in shaping the Company’s corporate governance policies.

The current members of the Nominating and Governance Committee are Mr. McGauchie (Chairman), Mr. Rudy van der Meer and Mr. John Barr.

Remuneration Committee

The Remuneration Committee is responsible for the remuneration policy that governs remuneration of the Company’s senior executives and non-executive directors and further advises the Supervisory Board on the Company’s remuneration practices.

Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), and “outside directors” for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code).

The current members of the Remuneration Committee are Mr. Barr (Chairman) Mr. Loudon and Mr. McGauchie.

Special Matters Committee

Immediately upon the commencement of proceedings by the ASIC in February 2007, which we refer to as to the ASIC Proceedings, the Supervisory Board established a Special Matter Committee, or SMC, comprising all Supervisory Board directors other than Ms. Hellicar and Messrs. Brown and Gillfillan to consider the corporate governance implications of the ASIC Proceedings for the Company and to deal with the conduct of the ASIC Proceedings. The SMC made immediate recommendations in relation to the composition of the Audit Committee, and moved to address other issues facing the Company in light of the commencement of the ASIC Proceedings.

Following the resignations of Ms. Hellicar and Messrs. Brown and Gillfillan as directors of the Company, the SMC now comprises of all directors and its composition will be reviewed from time to time, ensuring that the SMC, the Joint and the Supervisory Boards have sufficient oversight of JHI NV’s involvement in the ASIC Proceedings.

Policies and Programs

We have a number of policies and programs that address key aspects of our corporate governance. Our key policies and programs cover:

•	Risk Management;

•	Business Conduct and Ethics;

•	Ethics Hotline (Whistleblower);

•	Continuous Disclosure and Market Communication;

•	Insider Trading; and

•	Corporate Governance Principles.

Copies of these policies are available in the Investor Relations area of our website (www.jameshardie.com).

Risk Management

The Managing, Supervisory and Joint Boards, together with the Audit Committee, are responsible for ensuring that:

•	our risk management systems are effective;

•	the principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

In addition to maintaining appropriate insurance and other risk management measures, the Company has addressed identified risks by:

•	establishing policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection; and

•	issuing procedures requiring that significant capital and recurring expenditure is approved at the appropriate levels.

The internal and external audit functions are involved in risk assessment and the management and measurement of the effectiveness of the Company’s risk management systems. The internal and external audit functions are separate from and independent of each other.

We regularly review the need for additional disclosure of our risk management systems including those related to our internal compliance and control systems.

Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

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

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Our analysis of our internal risk management and control systems for purposes of Dutch law is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which is included in this Annual Report on Form 20-F. See Item 15 “Controls and Procedures.”

Business Conduct and Ethics

See Item 16B, “Code of Business Conduct and Ethics.”

Our Code of Business Conduct and Ethics, as amended, is available from the Investor Relations area of our website, www.jameshardie.com.

Continuous Disclosure and Market Communication

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).

Disclosure

We have a Continuous Disclosure and Market Communication Policy which is designed to ensure that investors can easily understand our strategies, assess the quality of our management, and examine our financial position and the strength of our growth prospects.

The policy is also designed to ensure that we satisfy our legal obligations on disclosure to the ASX and under the Australian Corporations Act (2001) as well as our obligations in the United States where we are traded on the NYSE, and in The Netherlands.

Communication

We are committed to communicating effectively with our investors. Our investor relations program includes:

•	management briefings and presentations to accompany quarterly results, which are accessible via a live webcast and teleconference;

•	audio webcasts of other management briefings and webcasts of the shareholder information meeting;

•	a comprehensive Investor Relations website that displays all Company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and road show presentations;

•	United States and Australian site visits and briefings on strategy for investment analysts;

•	an e-mail alert service to advise investors and other interested parties of announcements and other events; and

•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company on a reasonable basis.

Shareholders’ Participation

Information Meeting

While the Company’s Annual General Meeting takes place in The Netherlands, we conduct a yearly Information Meeting in Australia to enable CUFS holders to attend a meeting to review items of business and other matters that will be considered and voted on at the subsequent General Meeting in The Netherlands.

We distribute with the Notice of Meeting a question form which holders can use to submit questions in advance of the Information Meeting. Holders can also ask questions relevant to the business of the meeting during the Information Meeting.

For those holders unable to attend, the Information Meeting is broadcast live over the internet at www.jameshardie.com (select Investor Relations, then Annual Meetings). The webcast remains on our website so it can be replayed later if required.

Our external auditor attends the Annual Information Meeting by telephone.

General Meeting

Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to:

•	attend the General Meeting either in person or by proxy;

•	to address shareholder meetings; and

•	in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association.

While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository. See Item 10, “Additional Information — Key Provisions of our Articles of Association of JHI NV — Shareholders Meetings and Voting Rights.”

Insider Trading

Directors and senior executives are subject to our Insider Trading Policy and rules.

Directors and senior executives may only buy or sell within four weeks beginning two days after the announcement of quarterly or full year results, provided they:

•	give prior notice to the designated compliance officer, currently our General Counsel;

•	do not deal in securities for short swing profit (where a profit is realized, or expected to be realized from trading within any period of less than six months); and

•	do not deal in securities as part of hedging transactions, (dealing in call or put options that limit the economic risk of Company securities).

The Managing Board recognizes that it is the individual responsibility of each of our directors and employees to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

Corporate Governance Principles

Our Corporate Governance Principles, as amended by our Supervisory Board, from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) under the “Policies and Programs” link and available in print to any shareholder who requests a copy.

Updated Information

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information in this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance systems.

Current and Former Directors and Executive Officers

The current members of our Supervisory Board, Managing Board, Joint Board and our Senior Leadership Team, along with former directors and a former Senior Leadership Team officer, are as follows:

			Term
Name	Age	Position	Expires

Supervisory Board
Donald DeFosset(1)	58	Chairman of the Joint Board and Chairman of the Supervisory Board	2009
Brian Anderson(1)	56	Member of the Joint Board and the Supervisory Board	2009
John Barr	60	Member of the Joint Board and the Supervisory Board	2007
Michael Hammes(2)	65	Member of the Joint Board and the Supervisory Board	2009
James Loudon	64	Member of the Joint Board and the Supervisory Board	2008
Donald McGauchie	57	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2009
Rudy van der Meer(2)	62	Member of the Joint Board and the Supervisory Board	2009
Catherine Walter(3)	54	Member of the Joint Board and the Supervisory Board	2007
Managing Board
Louis Gries	53	Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board
Russell Chenu	57	Chief Financial Officer and Member of the Managing Board
Benjamin Butterfield	47	General Counsel, Member of the Managing Board and Company Secretary

(1)	Messrs. DeFosset and Anderson were appointed as independent non-executive directors on December 14, 2006.

(2)	Messrs. Hammes and van der Meer were appointed as independent non-executive directors at the Extraordinary General Meeting in February 2007.

(3)	Ms. Walter was appointed as a non-executive director effective July 1, 2007. As required by our Articles of Association, Ms. Walter will stand for re-election at the Annual General Meeting to be held in Amsterdam in August 2007.

Other Senior Leadership Team Officers	Age	Position

Steve Ashe	47	Vice President — Investor Relations
Peter Baker	56	Executive Vice President — Australia
James Chilcoff	42	Vice President — Marketing and International Business
Mark Fisher	36	Vice President — Research and Development
Brian Holte(1)	40	Vice President — General Manager Western Division
Grant Gustafson(2)	44	Vice President — Interiors and Business Development
Nigel Rigby	40	Vice President — General Manager Northern Division
Joel Rood(3)	49	Vice President — General Manager Southern Division
Robert Russell	41	Vice President — Engineering and Process Development
Former Directors and Senior Leadership Team Officers
Gregory Clark(4)	64	Former Member of the Joint Board and the Supervisory Board
Michael Brown(5)	61	Former Member of the Joint Board and the Supervisory Board
Meredith Hellicar(5)	53	Former Chairman of the Joint Board and Former Chairman of the Supervisory Board
Michael Gillfillan(5)	59	Former Member of the Joint Board and the Supervisory Board
David Merkley(6)	44	Former Executive Vice President — Engineering and Process Development
Cathy Wallace(7)	51	Former Vice President — Global Human Resources

(1)	Mr. Holte joined us as a Vice President in March 2007.

(2)	Mr. Gustafson joined us as a Vice President in April 2006.

(3)	Mr. Rood joined us as a Vice President in February 2007.

(4)	On May 9, 2006, Dr. Clark resigned from our Joint Board and Supervisory Board.

(5)	On February 20, 2007, Chairman Ms. Hellicar and Messrs. Brown and Gillfillan resigned from our Joint Board and Supervisory Board.

(6)	On September 1, 2006, Mr. David Merkley resigned from his position as Executive Vice President — Engineering and Process Development and from the Company.

(7)	On June 29, 2007, Ms. Wallace resigned from her position as Vice President — Global Human Resources and from the Company.

Directors

Donald DeFosset is Chairman of our Joint Board and Supervisory Board. Mr. DeFosset was appointed as an independent, non-executive director on December 14, 2006 after joining JHI NV as a consultant to the Board in November 2006. He was reelected by our shareholders at our Extraordinary General Meeting in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in April 2007. From 2000 until 2005, Mr. DeFosset was Chairman, President and Chief Executive Officer of Walter Industries, Inc. Mr. DeFosset is currently a director of Regions Financial Corporation (since October 2005) and Terex Corporation (since 1999).

Brian Anderson is a member of our Joint Board and Supervisory Board and Chairman of our Audit Committee. Mr. Anderson was appointed as an independent, non-executive director on December 14, 2006 after joining JHI NV as a consultant to the Board in August 2006. He was reelected by our shareholders at our Extraordinary General Meeting in February 2007. Previously, Mr. Anderson was Executive Vice President and Chief Financial Officer of OfficeMax, Inc. from 2004 until 2005 and prior to that he held a variety of senior positions at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer from 1997 until 2004. Mr. Anderson has been an accredited Certified Public Accountant since 1976. Mr. Anderson is currently a director of A.M. Castle & Co. (since July 2005), Pulte Homes Corporation (since September 2005) and W.W. Grainger (since 1999).

John Barr is a member of our Joint Board and Supervisory Board, Chairman of our Remuneration Committee, and a member of our Nominating and Governance Committee. Mr. Barr joined JHI NV as an independent, non-executive director in September 2003. He was also Deputy Chairman of the Joint and Supervisory Boards from October 2004 to February 2007 and Acting Chairman of the Joint and Supervisory Boards from February 2007 to April 2007. He was last elected by our shareholders at our 2004 Annual General Meeting. He has more than 30 years of management experience in the North American industrial sector, including 25 years (eight years as President and Chief Executive Officer) at The Valvoline Company. Mr. Barr also served as President and Chief Executive Officer of Automotive Performance Industries from 1999 to April 2004. In April 2005, he assumed the role of Chief Executive Officer of Papa Murphy’s International Inc., following its June 2004 acquisition by a partnership consisting of himself, Charlesbank Capital Partners, LLC and company management. Mr. Barr also has served as Vice-Chairman of the Board of Directors of Papa Murphy’s (since June 2004). Mr. Barr is currently a director of Clean Harbors, Inc. (since August 2003), United Auto Group (since December 2002) and UST Inc. (since December 2003).

Michael Hammes is a member of our Joint Board and Supervisory Board and Audit Committee. Mr. Hammes was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including Chief Executive Officer and Chairman of Sunrise Medical, Inc., which designs, manufactures and markets home medical equipment worldwide (since 2000). Mr. Hammes is currently a director of Navistar International Corporation (since 1996).

James Loudon is a member of our Joint Board and Supervisory Board, Audit Committee, and Remuneration Committee. Mr. Loudon was elected as an independent, non-executive director in July 2002 after joining JHI NV as a consultant to the Board in March 2002. He was last elected by our shareholders at our 2005 Annual General Meeting. Mr. Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. Mr. Loudon is currently a director of Caledonia Investments Plc (since 1995). He is Governor of the University of Greenwich and of several charitable organizations. Mr. Loudon received a Bachelor of Arts from Cambridge University and an MBA from the Stanford Graduate School of Business.

Donald McGauchie is Deputy Chairman of our Joint Board and Supervisory Board, Chairman of our Nominating and Governance Committee and a member of our Remuneration Committee. Mr. McGauchie was Acting Deputy Chairman of our Joint and Supervisory Boards from February to March 2007. In April 2007, Mr. McGauchie was appointed Deputy Chairman of our Joint and Supervisory Boards. Mr. McGauchie joined JHI NV as an independent, non-executive director in August 2003. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr. McGauchie is currently a director of Telstra Corporation Limited (since 2004) and Nufarm Limited (since 2003). In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.

Rudy van der Meer is a member of our Joint Board and Supervisory Board and Nominating and Governance Committee. Mr. van der Meer was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including Chief Executive Officer — Coatings from 2000 to 2005, Chief Executive

Officer — Chemicals from 1993 to 2000, member of the five member Executive Board from 1993 to 2005, Division President — Akzo Salt & Base Chemicals from 1991 to 1993 and member of the Executive Board — Akzo Salt & Base Chemicals from 1989 to 1991. Mr. van der Meer is currently a director of Imtech N.V. (since 2005) and Hagemeyer N.V. (since 2006).

Catherine Walter is a member of our Joint Board and Supervisory Board. Ms. Walter was elected as a non-executive director of JHI NV effective July 2007. Ms. Walter practiced commercial law for 20 years including a term as Managing Partner of the Melbourne office of Clayton Utz. Ms. Wallace is currently a non-executive director of the Australian Foundation Investment Company Limited (since 2002) and Orica Limited (since 1998).

Louis Gries is our Chief Executive Officer and a member of the Joint Board and Chairman of the Managing Board. Mr. Gries was elected to the Managing Board by our shareholders at our 2005 Annual General Meeting. Mr. Gries joined us as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products Inc. in December 1993 and Executive Vice President — Operations in January 2003. In October 2004, Mr. Gries was appointed interim Chief Executive Officer and in February 2005, he was appointed Chief Executive Officer. He has held management positions with United States Gypsum Corporation, or USG. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.

Russell Chenu is our Chief Financial Officer and a member of the Managing Board. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. Mr. Chenu was elected to our Managing Board by our shareholders at the 2005 Annual General Meeting. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.

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

Peter Baker is our Executive Vice President — Australia. Mr. Baker joined us in October 2004 as General Manager External Affairs and became Executive Vice President — Australia in September 2005. He became Chairman of the Asbestos Injuries Compensation Fund Limited (Trustee of the AICF) in January 2006. He has been involved in various aspects of the resolution of our asbestos compensation matters and his current role includes managing our corporate activities in Australia. Mr. Baker is an experienced corporate executive who has held a number of senior positions in Australian public and private companies, including the MIA Group, the Tenix Group and TNT Ltd. In a number of these senior roles he was responsible for formulating corporate strategy, new market expansions in Australia and overseas, and mergers and acquisitions. He has a Bachelor of Science with first class honors from the University of Leicester, UK; a Master of Science in Operational Research with distinction from the London School of Economics, UK; and an MBA from the University of Chicago.

James Chilcoff is our Vice President — Marketing and International Business. Mr. Chilcoff joined us in 1997 as a Senior Product Manager for Siding. Other roles Mr. Chilcoff has held with us include: Siding Product Development Manager — Marketing from 1998 to 1999; Siding Product Manager from 1999 to 2000; Exterior Marketing Manager from 2000 to 2001; Southern Division Sales/Marketing Manager from 2001 to 2002; Vice President Sales/Marketing from 2002 to 2003; and General Manager of our Australia and New Zealand business from 2003 to 2004. In August 2004, Mr. Chilcoff became Vice President — International. In July 2005, Mr. Chilcoff’s role was expanded to include overseeing our U.S. Marketing Group and the Repair & Remodel section of our Company. In November 2006, he became Vice President — Marketing and International Business. Before joining us, Mr. Chilcoff held various positions with CertainTeed Corporation, S. C. Johnson Wax, Formica Corporation and Armstrong World Industries. Mr. Chilcoff has a Bachelor of Business Administration from Eastern Michigan University and an MBA from Xavier University in Ohio.

Mark Fisher is our Vice President — Research and Development. Mr. Fisher joined us in 1993 as a Production Engineer. Other roles Mr. Fisher has held with us include: Finishing Manager, Production Manager and Product Manager at various locations from 1993 to 1999; Sales and Marketing Manager from 2000 to 2002; and General Manager of our Europe Fiber Cement business from 2002 to 2004. In November 2004, Mr. Fisher became Vice President — Specialty Products. In December 2005, he was appointed as Vice President — Research and Development. Before joining us, Mr. Fisher worked in Engineering for Chevron Corporation. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

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

Brian Holte is our Vice President — General Manager Western Division. Mr. Holte joined us in March 2007. Before joining us, Mr. Holte spent 17 years at Rockwell Automation, a global leader in power, control and information solutions for the manufacturing and infrastructure business sectors. During his time at Rockwell Automation, Mr. Holte gained extensive experience in territory sales, industry marketing, business development, sales leadership and most recently, regional management in the Pacific Southwest. Mr. Holte has a Bachelor of Science in Industrial Technology from the University of Wisconsin, Stout and an MBA from University of Southern California.

Nigel Rigby is our Vice President — General Manager Northern Division. Mr. Rigby joined us in 1998 as a Planning Manager for our New Zealand business. Other roles Mr. Rigby held with us include: Sales and Marketing Manager and Product Development Manager for our New Zealand business from 1999 to 2002; Strategic Marketing Manager for our Australian business from 2002 to 2003; Business Development Manager for our U.S. business in 2003; and Vice President Exterior Sales — Emerging Markets from 2003 to 2004. In November 2004, Mr. Rigby became Vice President — Emerging Markets. In 2006, he was named Vice President — General Manager Northern Division. Before joining us, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

Joel Rood is our Vice President — General Manager Southern Division. Mr. Rood joined us in February 2007. He has over 20 years of sales, marketing and general management experience, the last nine with Hilti Corporation as Sales Vice President in the U.S., General Manager of Australia, and finally as Managing Director of the United Kingdom and Ireland. Prior to Hilti, Mr. Rood worked with MTS Systems Corporation, where he developed their successful seismic business in Asia. Mr. Rood started his career with Schlumberger, Ltd, as field manager in north and west Africa, France and Norway. Mr. Rood has a Bachelor of Science in Civil Engineering from Princeton

University, summa cum laude, and a Master of Science in Petroleum Engineering from the University of Texas in Austin. In addition, he attended Stanford University as a Sloan Fellow, earning a Master of Science in Management.

Robert Russell is our Vice President — Engineering and Process Development. Mr. Russell joined us in 1996 as a Production Engineer. Other roles Mr. Russell held with us include: Production Manager from 1997 to 1998; Plant Manager from 1998 to 1999; Interior Products & Retail Sales Manager from 1999 to 2000; Vice President Marketing and Sales (James Hardie Gypsum) from 2000 to 2001; Business Development Manager from 2001 to 2002; Vice President Exterior Sales and Marketing — Established Markets from 2002 to 2004; and Vice President — Established Markets from 2004 to 2006. In November 2006 he became Vice President — Engineering and Process Development. Prior to joining us, Mr. Russell held various engineering positions with USG Corporation. Mr. Russell has a Bachelor of Science Degree in Industrial Engineering from the University of Arizona and an MBA from the University of California Los Angeles.

None of the persons above has any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Employees

As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended March 31,
	2007	2006	2005

Fiber Cement United States and Canada	1,868	2,150	1,820
Fiber Cement Australia	419	402	424
Fiber Cement New Zealand	164	170	147
Fiber Cement Philippines	170	202	211
Pipes (United States and Australia)	131	129	162
Fiber Cement Europe	41	58	31
Roofing (United States)	—	24	19
Fiber Cement Chile	—	—	139
Research & Development, including Technology	101	118	131
General Corporate	50	50	38

Total Employees	2,944	3,303	3,122

We no longer have fiber cement employees in Chile because we sold our Chilean fiber cement business in July 2005. As of the end of March 31, 2007, of the 2,944 people employed, 276 were members of labor unions (180 in Australia3 and 96 in New Zealand). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States or the Philippines.

Compensation

Remuneration

The aggregate amount of compensation that we paid to, or accrued with respect to, members of our Supervisory Board, Managing Board and our executive officers (25 persons in aggregate) for services in all their capacities to us during fiscal year 2007 was approximately $14.3 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits, stock options and severance.

3 Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

At our Annual General Meeting on September 25, 2006, our shareholders voted to approve an increase in the aggregate amount of remuneration payable to members of our Supervisory Board from $650,000 per annum to a sum not to exceed the aggregate maximum amount of $1.5 million per annum, to be divided in accordance with our Articles of Association.

As of March 31, 2007, the total amount accrued to provide pension, retirement or similar benefits was approximately $0.9 million and was related to certain former members of our Supervisory Board. See “Other Compensation” for a description of retirement benefits pertaining to two of our former directors.

The tables below set forth the compensation for those non-executive and executive directors who served on the Board during the fiscal years ended March 31, 2007 and 2006; and for our key management personnel during the fiscal years ended March 31, 2007 and 2006 (Messrs. Joel Rood and Brian Holte joined the Company late in fiscal year 2007 and will form part of our key management personnel in fiscal year 2008):

	Primary	Equity		Other
	Directors’	JHI NV	Post-Employment	Retirement
Name	Fees	Stock(1)	Superannuation(2)	Benefits(3)	Total

Non-Executive Directors
D. DeFosset
Fiscal year 2007	$32,959	$—	$—	$—	$32,959
Fiscal year 2006	N/A	N/A	N/A	N/A	N/A
B. Anderson
Fiscal year 2007	33,685	—	—	—	33,685
Fiscal year 2006	N/A	N/A	N/A	N/A	N/A
J. Barr
Fiscal year 2007	92,929	20,000	—	—	112,929
Fiscal year 2006	51,100	10,000	—	—	61,100
M. Hammes
Fiscal year 2007	16,247	—	—	—	16,247
Fiscal year 2006	N/A	N/A	N/A	N/A	N/A
J. Loudon
Fiscal year 2007	87,584	—	—	—	87,584
Fiscal year 2006	47,767	10,000	—	—	57,767
D. McGauchie
Fiscal year 2007	96,071	—	9,402	—	105,473
Fiscal year 2006	50,598	10,000	5,454	—	66,052
R. van der Meer
Fiscal year 2007	17,247	—	—	—	17,247
Fiscal year 2006	N/A	N/A	N/A	N/A	N/A
Former Non-Executive Directors
M. Brown(3)
Fiscal year 2007	79,262	—	7,727	307,658	394,647
Fiscal year 2006	50,598	10,000	5,454	—	66,052
G. Clark(4)
Fiscal year 2007	5,420	—	—	—	5,420
Fiscal year 2006	51,100	10,000	—	—	61,100
M. Gillfillan(3)
Fiscal year 2007	75,899	—	—	—	75,899
Fiscal year 2006	51,100	10,000	—	—	61,100
M. Hellicar(3)
Fiscal year 2007	166,015	50,000	21,227	833,979	1,071,221
Fiscal year 2006	178,777	20,000	17,890	—	216,667
Total Compensation for Non-Executive Directors
Fiscal year 2007	$703,318	$70,000	$38,356	$1,141,637	$1,953,311
Fiscal year 2006	$481,040	$80,000	$28,798	$—	$598,838

						Other
						Relocation
					Equity	Allowances,
				Post-Employment	Stock	Expatriate
	Primary			Superannuation	Appreciation	Benefits,
			Noncash	and 401(k)	Rights and	and Other
Name	Base Pay	Bonuses(5)	Benefits(6)	Benefits	Options(7)	Non-recurring(8)	Total

Executive Directors
L. Gries
Fiscal year 2007	$786,612	$1,738,430	$72,317	$14,287	$755,110	$121,498	$3,488,254
Fiscal year 2006	740,385	1,890,363	42,657	10,478	717,218	110,774	3,511,875
R. Chenu
Fiscal year 2007	596,181	200,161	57,628	57,776	101,282	79,849	1,092,877
Fiscal year 2006	564,546	159,832	18,558	50,809	62,736	70,454	926,935
B. Butterfield
Fiscal year 2007	322,497	466,516	61,598	13,200	206,351	111,160	1,181,322
Fiscal year 2006	311,250	450,450	30,410	9,913	128,369	215,717	1,146,109
Total Compensation for Executive Directors
Fiscal year 2007	$1,705,290	$2,405,107	$191,543	$85,263	$1,062,743	$312,507	$5,762,453
Fiscal year 2006	$1,616,181	$2,500,645	$91,625	$71,200	$908,323	$396,945	$5,584,919
Current Key Management Personnel
J. Chilcoff
Fiscal year 2007	$310,961	$373,192	$44,136	$12,842	$277,998	$—	$1,019,129
Fiscal year 2006	290,385	418,231	13,899	13,269	157,409	113,038	1,006,231
M. Fisher
Fiscal year 2007	301,538	346,849	24,044	13,408	295,748	—	981,587
Fiscal year 2006	260,962	376,467	30,039	14,242	191,791	—	873,501
G. Gustafson(9)
Fiscal year 2007	254,808	142,914	18,896	11,619	55,046	104,913	588,196
Fiscal year 2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
N. Rigby
Fiscal year 2007	301,538	350,488	22,673	—	282,435	—	957,134
Fiscal year 2006	260,962	356,419	32,919	—	159,020	1,257	810,577
R. Russell
Fiscal year 2007	301,538	359,235	54,217	13,408	295,748	—	1,024,146
Fiscal year 2006	260,962	374,403	35,100	14,338	195,253	10,192	890,248
Former Key Management Personnel
D. Merkley (10)
Fiscal year 2007	148,564	9,277	125,329	7,269	—	—	290,439
Fiscal year 2006	323,826	761,679	24,315	14,372	258,299	7,306	1,389,797
Total Compensation for Executive Officers
Fiscal year 2007	$1,618,947	$1,581,955	$289,295	$58,546	$1,206,975	$104,913	$4,860,631
Fiscal year 2006	$1,397,097	$2,287,199	$136,272	$56,221	$961,772	$131,793	$4,970,354

(1)	For fiscal year 2007, amount represents JHI NV stock issued or acquired on market under the Supervisory Board Share Plan 2006 under which a director can elect to receive some of their annual fees in the form of JHI NV stock. The number of shares issued was determined by dividing the amount which the director elects to apply under the Supervisory Board Share Plan 2006 (net of applicable taxes and broker fees) by the market of purchase price.

For fiscal year 2006, the annual allocation non-executive directors of JHI NV stock to the value of $10,000 was approved by shareholders at the Annual General Meeting held on July 19, 2002. The non-executive directors could also elect additional stock in lieu of fees.

(2)	The superannuation benefits include Australian 9% superannuation guarantee contributions which were paid on top of the Australian directors’ total fees until September 25, 2006. Beginning September 26, 2006, superannuation is withheld from the Australian directors’ fees.

(3)	On February, 20, 2007, Chairman Ms. Hellicar and Directors Messrs. Brown and Gillfillan resigned from our Joint and Supervisory Boards. We have determined that two of these directors, Ms. Hellicar and Mr. Brown, are entitled to benefits pursuant to a discontinued retirement plan in the gross amounts of $0.8 million and $0.3 million for Ms. Hellicar and Mr. Brown, respectively. We expect to pay these amounts in fiscal year 2008. See “Other Compensation — Directors’ Retirement Benefits” for further information.

(4)	On May 9, 2006, Dr. Clark resigned from our Joint Board and Supervisory Board.

(5)	Includes all incentive amounts paid in the year indicated, including the portion of any incentive awarded for performance in the indicated year that was paid in that year, as well as, any performance incentive amounts realized as a result of prior years’ performance and paid in the applicable year as a result of our achievement of predetermined financial targets pursuant to the terms of our Economic Profit Incentive Plan. See “Other Compensation: Economic Profit Incentive Plan” for a summary of the terms of our Economic Profit Incentive Plan.

(6)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leaves, and tax services.

(7)	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.5% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; 5.1 years of expected life; and A$2.40 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2007 were as follows: 1.6% dividend yield; 28.1% expected volatility; 4.6% risk free interest rate; and A$3.30 weighted average fair value at grant date. The figures stated here for Mr. Gries include Stock Appreciation Rights.

(8)	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under our U.S. vacation policy and California law.

(9)	Mr. Gustafson was not an executive for whom the Company reported compensation for in fiscal year 2006.

(10)	On September 1, 2006, Mr. David Merkley resigned from the Company.

On March 27, 2007, March 13, 2007, November 21, 2006, March 8, 2006, December 1, 2005, February 22, 2005 and December 14, 2004, we granted options to purchase 151,400 shares, 179,500 shares, 3,499,490 shares, 40,200 shares, 5,224,100 shares, 273,000 shares and 5,391,100 shares of our common stock, respectively, at fair market value to management and other employees under the 2001 Equity Incentive Plan. See the section below entitled “Option Ownership” and “Stock-Based Compensation” for further information about option awards and a description of our equity compensation plans. See also “Other Compensation” for a description of our non-equity based compensation plans.

Employment Contracts

Remuneration and other terms of employment for the Chief Executive Officer, Company Secretary and General Counsel, Chief Financial Officer and certain other senior executives are formalized in service agreements. The main elements of these agreements are set out below.

Chief Executive Officer

Details of the terms of our Chief Executive Officer’s employment contract are as follows:

Components	Details

Length of contract	Three year term, commencing February 10, 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renew date, that it does not want the term to renew.
Base salary(1)	$750,000 per year. Salary will be reviewed annually by the JHI NV Board in April.
Short-term incentive	Annual incentive target is 100% of annual base salary:
— 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; and
— 20% of this incentive target is based on the Chief Executive Officer meeting or exceeding personal performance objectives.
The Remuneration Committee recommends the Company’s and Chief Executive Officer’s performance objectives, and the performance against these objectives, to our Supervisory Board for approval. If the Company’s performance exceeds the annual objective, the Chief Executive Officer realizes an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the Chief Executive Officer over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the Unites States.
Defined Contribution Plan	The Chief Executive Officer may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match his contributions into the plan up to the annual IRS limit.
Resignation	The Chief Executive Officer may cease his employment with the Company by providing written notice.
Termination by James Hardie	The Company may terminate the Chief Executive Officer’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the Chief Executive Officer terminates his employment ‘‘for good reason” the Company will pay the following:
a. amount equivalent to 1.5 times the annual base salary at the time of termination; and
b. amount equivalent to 1.5 times the executive’s Average Annual Incentive actually paid in up to the previous three fiscal years as Chief Executive Officer; and
c. continuation of health and medical benefits at the Company’s expense for the remaining term of the agreement and consulting agreement referenced below.
Post-termination Consulting	The Company will request the Chief Executive Officer, and the Chief Executive Officer will agree, to consult to the Company upon termination for a minimum of two years, as long as he maintains the Company’s non-compete and confidentiality agreements, and he will receive his annual base salary and annual target incentive in exchange for this consulting and non-compete.

(1)	See actual salary paid for fiscal year 2007 in this section under “Compensation.”

Chief Financial Officer

Details of our Chief Financial Officer’s employment contract are as follows:

Components	Details

Length of contract	Fixed period of two and a half (2.5) years concluding October 5, 2007.
Base salary(1)	A$750,000 per year.
Short-term incentive	Annual incentive target is 33% of annual base salary based on the Chief Financial Officer meeting or exceeding personal performance objectives.
Long-term incentive	Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be a value equal to one-third of the executive’s base salary.
Superannuation	The Company will contribute 9% of gross salary to Superannuation in the executive’s name.
Resignation or Termination	The Company or Chief Financial Officer may cease the Chief Financial Officer’s employment with the Company by providing three months’ notice in writing.
Redundancy or material change of role	If the position of Chief Financial Officer is determined to be redundant or subject to a material adverse change, the Company or the Chief Financial Officer may terminate the Chief Financial Officer’s employment. The Company will pay the Chief Financial Officer a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

(1)	Actual salary rates are typically adjusted each year. Actual salary paid in fiscal year 2007 is shown in this section under “Compensation.”

Company Secretary and General Counsel

Details of our Company Secretary and General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.
Base salary(1)	$315,000 per year.
Short-term incentive	Annual incentive target is 65% of annual base salary:
— 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; and
— 20% of this incentive target is based on the General Counsel and Company Secretary meeting or exceeding personal performance objectives.
The Chief Executive Officer recommends the General Counsel and Company Secretary’s performance objectives and the performance against these objectives, to the Remuneration Committee and our Supervisory Board for approval. The Company’s objectives are set by the Remuneration Committee’s recommendation to our Supervisory Board. If the Company’s performance exceeds the annual objective, the executive realizes a incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the General Counsel and Company Secretary over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of the shareholders, stock options with performance hurdles will be granted each year. The recommended number of options to be granted will be appropriate for this level of executive in the United States.
Defined Contribution Plan	Since the General Counsel and Company Secretary may not participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit while he is on assignment to The Netherlands, the Company will provide a payment up to the annual IRS limit directly to the executive.
Resignation or Termination	The General Counsel and Company Secretary may cease his employment with the Company by providing written notice.
Termination by James Hardie	The Company may terminate the General Counsel and Company Secretary’s employment for cause or not for cause.
Post-termination Consulting	The Company will request the General Counsel and Company Secretary, and he will agree, to consult to the Company upon termination for a minimum of two years, as long as he maintains the Company’s non-compete and confidentiality agreements, and he will receive his annual base salary in exchange for this consulting and non-compete.

(1)	Actual salary rates are typically adjusted each year. Actual salary paid in fiscal year 2007 is shown in this section under “Compensation.”

Benefits Contained in Contracts for Chief Executive Officer, Chief Financial Officer and Company Secretary and General Counsel

Employment contracts for each of our Chief Executive Officer, Chief Financial Officer and General Counsel and Company Secretary also specify the following benefits:

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

Key Management Personnel Employment Contracts

Details of the employment contracts for Key Management Personnel are as follows:

Components	Details

Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective July 1.
Short-term incentive	An annual incentive target is set at a percentage of the executive’s salary. Target is 55%; 80% of this incentive target is based on the Company meeting or exceeding aggressive performance objectives; 20% of this incentive target is based on the executive meeting or exceeding personal performance objectives.
The Chief Executive Officer recommends the executive’s performance objectives and the performance against these objectives, to the Remuneration Committee and our Supervisory Board for approval. The Company’s objectives are set by the Remuneration Committee’s recommendation to our Supervisory Board. If the Company’s performance exceeds the annual objective, the executive realizes an incentive greater than his target incentive, but only one-third of the excess incentive is paid to the participant at the end of the fiscal year. The remaining two-thirds is then deposited with a notional bank and is paid to the executive over the following two years if the Company’s objectives are met in these years, or is reduced if the Company’s objectives are not met.
Long-term incentive	The banking mechanism of the annual incentive plan is considered a long-term incentive. Upon the approval of our Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that upon the approval of our Supervisory Board, equity will be granted under a new plan in the future.
Defined Contribution Plan	The executive may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the executive’s contributions into the plan up to the annual IRS limit.

Components	Details

Resignation	The executive may cease his employment with the Company by providing written notice.
Termination by James Hardie	The Company may terminate the executive’s employment for cause or not for cause.
Post-termination Consulting	Depending on the executive’s individual contract, and the reasons for termination, the Company may, or may be required to, request the executive, and the executive will agree, to consult to the Company for two years upon termination, as long as the executive maintains the Company’s non-compete and confidentiality agreements. In exchange for the consulting agreement, the Company shall pay the executive’s annual base salary as of the termination date for each year of consulting.
Other	Health, Welfare and Vacation Benefits: The executive is eligible to receive all health, welfare and vacation benefits offered to all U.S. employees. The executive is also eligible to participate in the Company’s Executive Health and Wellness program.
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

Share Ownership

As of May 31, 2007, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below.

	Number of Shares
	Beneficially	Percent of
Name	Owned(1)	Class(2)

Current Directors and Executive Officers
Donald DeFosset	15,500		*
Brian Anderson	—		*
John Barr(3)	24,477		*
Michael Hammes	—		*
James Loudon	6,355		*
Donald McGauchie(4)	9,569		*
Rudy van der Meer	—		*
Louis Gries	1,317,219		*
Russell Chenu	61,500		*
Benjamin Butterfield	90,000		*
James Chilcoff	92,500		*
Mark Fisher	503,896		*
Grant Gustafson	—
Nigel Rigby	217,503		*
Robert Russell	158,500		*
Former Directors and Executive Officers
Michael Brown	14,727		*
Gregory Clark	1,826		*
Michael Gillfillan(5)	54,727		*
Meredith Hellicar(6)	14,954		*
David Merkley	—		*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Since the Supervisory Board Share Plan, or SBSP, was approved at the 2002 Annual General Meeting, four general allotments have been made to non-executive directors. The number of beneficial shares includes the following SBSP allotments:

Shares Allotted under SBSP

	November 22,	December 3,	August 22,	August 27,
Name	2005(a)	2004(b)	2003(c)	2002(d)

John Barr	758	1,068	—	—
James Loudon	758	2,117	1,839	1,641
Donald McGauchie	758	1,068	1,743	—
Former Directors
Michael Brown	758	1,068	1,260	1,641
Peter Cameron	1,894	2,117	5,602	—
Gregory Clark	758	1,068	5,602	6,688
Michael Gillfillan	758	1,068	1,260	1,641
Meredith Hellicar	1,515	2,117	2,225	2,948
Alan McGregor	—	—	1,260	1,641

(a)	Each participant’s November 22, 2005 mandatory participation of 758 shares is subject to a two-year escrow period ending November 22, 2007. In the case of Peter Cameron, the escrow was released after he died in February 2006.

(b)	Each participant’s December 3, 2004 mandatory participation of 1,068 shares were subject to a two-year escrow period until they were released on December 4, 2006. In the case of Peter Cameron, the escrow was released after he died in February 2006.

(c)	Each participant’s August 22, 2003 mandatory participation of 1,260 shares were subject to a two-year escrow period until they were released on August 22, 2005.

(d)	Each participant’s August 27, 2002 mandatory participation of 1,641 shares were subject to a two-year escrow period until they were released on August 27, 2004.

At our Annual General Meeting on September 25, 2006, our shareholders approved the replacement of our SBSP, with a new plan called the Supervisory Board Share Plan 2006, which we refer to as the SBSP 2006. Under the SBSP 2006, Supervisory Board directors can elect to receive a percentage of his or her fees in the form of CUFS.

The number of beneficial shares includes the following shares acquired on market under the SBSP 2006:

Number of
Name	Shares

Donald DeFosset	—
Brian Anderson	—
John Barr	1,651
Michael Hammes	—
James Loudon	—
Donald McGauchie(4)	—
Rudy van der Meer	—
Former Directors
Michael Brown	—
Gregory Clark	—
Michael Gillfillan	—
Meredith Hellicar(6)	3,388

(2)	Based on 467,512,566 shares of common stock outstanding at May 31, 2007 (all of which are subject to CUFS).

(3)	As of May 31, 2007, 21,000 shares were held in a trust, of which Mr. Barr and his wife are trustees.

(4)	As of May 31, 2007, 6,000 shares were held for the McGauchie Superannuation Fund for which Mr. McGauchie is a trustee.

(5)	As of February 20, 2007, the date of Mr. Gillfillan’s resignation, 50,000 shares were held in a trust, of which Mr. Gillfillan and his wife are trustees.

(6)	As of May 31, 2007, 3,388 shares were held in a trust, of which David Latrobe Foster and Ms. Hellicar are trustees.

None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of May 31, 2007.

Option Ownership

The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of May 31, 2007 was:

	Number of Shares
	Underlying
Name	Options Owned		Exercise Price	Expiration Date

Current Executive Officers
Louis Gries	40,174	(1, 2)	A$3.1321/share(3, 4, 5)	November 2009
	175,023	(1, 6)	A$3.0921/share(3, 4, 5)	November 2010
	324,347	(7)	A$5.0586/share(4, 5)	December 2011
	325,000	(8)	A$6.4490/share(5)	December 2012
	325,000	(9)	A$7.05/share	December 2013
	1,000,000	(10)	A$8.53/share	November 2015
	381,000	(15)	A$8.40/share	November 2016
	415,000	(15)	A$8.40/share	November 2016
Russell Chenu	93,000	(11)	A$6.30/share	February 2015
	90,000	(10)	A$8.53/share	November 2015
	60,000	(15)	A$8.40/share	November 2016
	65,000	(15)	A$8.40/share	November 2016
Benjamin Butterfield	180,000	(11)	A$6.30/share	February 2015
	230,000	(10)	A$8.53/share	November 2015
	101,000	(15)	A$8.40/share	November 2016
	110,000	(15)	A$8.40/share	November 2016
James Chilcoff	135,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
Mark Fisher	92,113	(1, 6)	A$3.0921/share(3, 4, 5)	November 2010
	68,283	(7)	A$5.0586/share(4, 5)	December 2011
	74,000	(8)	A$6.4490/share(5)	December 2012
	132,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
Nigel Rigby	20,003	(7)	A$5.0586/share(4, 5)	December 2011
	27,000	(8)	A$6.4490/share(5)	December 2012
	33,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
Robert Russell	66,000	(9)	A$7.05/share	December 2013
	135,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
Grant Gustafson	158,500	(14)	A$8.40/share	November 2016
Former Executive Officer
David Merkley	—

(1)	This nonqualified stock option to purchase shares of our common stock was granted on October 19, 2001 under our 2001 Equity Incentive Plan in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	All options vested and became exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	All options vested and became exercisable in November 2005.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(9)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2006.

(10)	Granted under the Managing Board Transitional Stock Option Plan. Options vest and become exercisable on the first business day on or after November 22, 2008 if the following conditions are met: 50% vest if our total shareholder return, or TSR, is equal to or above the Median TSR and an additional 2% of the options shall vest for each 1% increment that the Company’s TSR is above the Median TSR. If any options remain unvested on the last business day of each six month period between November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day.

(11)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on February 22, 2006; 25% on February 22, 2007; and 50% on February 22, 2008.

(12)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 1, 2006; 25% on December 1, 2007; and 50% on December 1, 2008.

(13)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 14, 2005; 25% on December 14, 2006; and 50% on December 14, 2007.

(14)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on November 21, 2007; 25% on November 21, 2008; and 50% on November 21, 2009.

(15)	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

Stock-Based Compensation

At March 31, 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; the Stock Appreciation Rights Plan; the Managing Board Transitional Stock Option Plan; the Supervisory Board Share Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan. As of March 31, 2007, the Company had no units outstanding under the following stock-based compensation plans: the Peter Donald Macdonald Share Option Plan, the Peter Donald Macdonald Share Option Plan 2001 and the Peter Donald Macdonald Share Option Plan 2002 (collectively the “Peter Donald Macdonald Share Option Plans”).

Executive Share Purchase Plan

Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2007, 2006 and 2005. No shares were issued under this plan during years ended March 31, 2007, 2006 and 2005.

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

The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options
		Outstanding
	Number of	as of May 31,
Share Grant Date	Options Granted	2007

October 2001(1)	5,468,829	524,158
December 2001	4,248,417	712,419
December 2002	4,037,000	997,500
December 2003	6,179,583	2,372,250
December 2004	5,391,100	3,164,125
February 2005	273,000	273,000
December 2005	5,224,100	4,386,100
March 2006	40,200	40,200
November 2006	3,499,490	3,147,640
March 2007	330,900	330,900

Total outstanding		15,948,292

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.

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

Effect of Change in Control.  The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Joint Board as of the effective date of the 2001 Equity Incentive Plan, or individuals who became members of our Joint Board after the effective date of the 2001 Equity Incentive Plan whose election or nomination for election was approved by at least a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute at least a majority of the members of our Joint Board, or (3) there occurs the consummation of certain mergers, the sale of substantially all of our assets or our complete liquidation or dissolution.

Stock Appreciation Rights Plans

On December 14, 2004, 527,000 stock appreciation rights were granted to Interim Managing Board members under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. All of these stock appreciation rights were outstanding as of March 31, 2005. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of our stock on the exercise day. The remaining 250,000 stock appreciation rights were outstanding at March 31, 2007 and will vest on December 14, 2007 and be settled in cash.

Effect of Liquidation, Merger or Sale.  The JHI NV Stock Appreciation Rights Incentive Plan provides for the automatic vesting of certain benefits under the plan in the event (1) our stockholders have adopted a plan of complete liquidation, or (2) we have effectuated a merger, consolidation or other transaction constituting a reorganization with another corporation pursuant to which our shares of common stock will be surrendered in exchange for the stock of another corporation without provision being made in the agreement of reorganization for the continuation of the plan or a functionally equivalent plan.

Supervisory Board Share Plan

At our 2002 Annual General Meeting, our shareholders approved a Supervisory Board Share Plan, or SBSP, effective for a three-year period. This plan was renewed at our 2005 Annual General Meeting. Under the SBSP, all non-executive directors on our Joint Board and Supervisory Board received shares of our common stock as payment for a portion of their director fees. The SBSP required that our directors take at least $10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the average market closing price at which CUFS were quoted on the ASX during the five business days preceding the day of issue. No loans were entered into by us in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. At March 31, 2007, there were 6,063 shares still subject to escrow under this plan.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, shareholders approved the Supervisory Board Share Plan 2006, or SBSP 2006, and the participation of the Supervisory Board directors under the SBSP 2006 for a three-year period. Under the SBSP 2006, Supervisory Board directors can elect to receive some of their annual fees in ordinary shares/CUFS in the Company. This is different from the SBSP under which Supervisory Board Directors were required to contribute a portion of their annual fees in shares/CUFS.

In 2006, the Supervisory Board also implemented a board policy that Supervisory Board directors accumulate a minimum of three times their annual cash remuneration in share ownership (either personally or through a personal superannuation or pension plan) within the six-year period from the later of August 2006 or their appointment. For the purposes of calculating the value of this minimum shareholding, directors’ annual fees will still be classified as having both cash and shares components, where the shares component is equal to half the total annual fees for directors, and one third of the total annual fees for the Chairman. At March 31, 2007, 5,039 shares had been acquired under this plan.

To recognize the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual directors, no director will be required to apply more than 50% of the cash component of his or her fees, on a post-tax basis, over a six-year period, toward satisfying this requirement. For fiscal year 2008, the Supervisory Board (and each individual member of the Supervisory Board) has determined that the amount to be applied under the SBSP 2006 for each Supervisory Board director will be $50,000 and for the Chairman will be $100,000, net of any applicable Dutch taxes, and that this amount will be paid in the fourth quarter of fiscal year 2008. Any Supervisory Board member who leaves the Supervisory Board during fiscal year 2008 will not participate in the SBSP 2006. Any person becoming a member of the Supervisory Board after the date of the calendar 2007 Annual General Meeting will apply a pro-rata reduced amount under the SBSP 2006 in the fourth quarter of fiscal year 2008.

Shares/CUFS received under the SBSP 2006 can be either issued or acquired on market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted to the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on market, the price is the purchase price.

The SBSP 2006 does not include a performance condition because the amounts applied to acquire ordinary shares/CUFS under the SBSP 2006 are from the annual fees earned by the Supervisory Board directors.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At March 31, 2007, there were 1,320,000 options outstanding under this plan.

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

Effect of Change in Control.  The 2005 Managing Board Transitional Stock Option Plan provides for the automatic vesting of certain benefits under the plan under certain circumstances in the event of a “change in control.” A “change in control” will be deemed to have occurred if either (1) a person obtains at least 30% of our voting shares pursuant to a takeover bid for all or a proportion of all of our voting shares which is or becomes unconditional, (2) a scheme of arrangement or other merger proposal becomes binding on the holders of all of our voting shares and by reason of such scheme or proposal a person obtains at least 30% of our voting shares, or (3) a person becomes the beneficial owner of at least 30% of our voting shares for any other reason.

Long-Term Incentive Plan

At our 2006 Annual General Meeting, our shareholders approved the establishment of a Long-Term Incentive Plan or LTIP to provide incentives to members to our Managing Board and to certain members of its management or Executives. The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (“Shares”), the issue and/or transfer of Shares under them, and the grant of cash awards to members of our Managing Board and Executives. At the same meeting, our shareholders approved participation in the LTIP and issue of options to the Managing Board to a maximum of 1,418,000 options. In November 2006, 1,132,000 options were granted under the LTIP to our Managing Board. The vesting of these options are subject to “performance hurdles” as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. As of March 31, 2007, there were 1,132,000 options outstanding under this plan.

Effect of Change in Control, Takeover by Certain Organizations or Liquidation.  The James Hardie Industries N.V. Long Term Incentive Plan 2006 provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. A “change in control” is deemed to have occurred if pursuant to a takeover bid or otherwise, any person together with their associates acquire Shares, which when aggregated with Shares already acquired by such person and their associates, comprise more than 30% of our issued Shares.

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

401(k) Plan

We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $15,500 in calendar year 2007 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum compensation limit of $225,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s base salary.

James Hardie Australia Superannuation Plan

The James Hardie Australia Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.

Director Retirement Benefits

In July 2002, the Company discontinued a retirement plan that entitled some of our Supervisory Board Directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement.

The applicable multiple was based on the director’s years of service on our Supervisory Board, including service on the JHIL Board. Two of our former directors, Ms. Hellicar and Mr. Brown, retained some benefits that had accrued as of 2002 under this retirement plan. Both Ms. Hellicar and Mr. Brown retired from our Supervisory Board on February 20, 2007 and we have determined that they are entitled to receive benefits pursuant to this plan in the gross amount of $833,979 and $307,658 for Ms. Hellicar and Mr. Brown, respectively. We expect to make these payments in fiscal year 2008.

No other directors retain any benefits under this plan.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As of May 31, 2007, all issued and outstanding shares of our common stock were listed on the Australian Securities Exchange in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

To our knowledge, based on shareholder notices filed with the Australian Securities Exchange (unless indicated otherwise below), as of May 31, 2007, the following table identifies those shareholders which beneficially owned 5% or more of our common stock and their holdings and percentage of shares outstanding as of the date of their last respective notices:

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding

Commonwealth Bank of Australia (and subsidiaries)	54,916,592	11.90%
Lazard Asset Management Pacific Co.	52,157,165	11.17%
The Capital Group Companies, Inc.	32,960,346	7.12%
Schroder Investment Management Australia Limited	31,024,755	6.65%
National Australia Bank Limited Group	28,198,184	6.15%
Perpetual Limited and subsidiaries	28,017,563	5.99%

Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001. Through subsequent periodic purchases, Commonwealth Bank gradually increased its interest in JHI NV to 17.03% in July 2003, but based on information provided by Commonwealth Bank in its Form 13G filed with the SEC on August 14, 2006, it had reduced its interest in JHI NV to 11.90% as of August 8, 2006.

Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a 5.34% interest in our outstanding stock and increased its holding in JHI NV on March 21, 2007 to 11.17% in the last notice received.

The Capital Group Companies, Inc. became a substantial shareholder on August 3, 2004, with a 5.09% interest in JHI NV outstanding shares and increased its holding in JHI NV on March 17, 2006 to 7.12% in the last notice received.

Schroder Investment Management Australia Limited became a substantial shareholder on January 28, 2004, with a 5.55% interest in JHI NV’s outstanding shares and, through subsequent purchases, increased its holding in JHI NV on April 6, 2004 to 8.69%. Schroder Investment Management Australia Limited reduced its holding in JHI NV to 6.65% on January 8, 2007 in the last notice received.

National Australia Bank Limited Group became a substantial shareholder on May 25, 2004, with 5.03% of our outstanding stock and increased its holding in JHI NV on June 16, 2004 to 6.15% in the last notice received.

Perpetual Limited and subsidiaries became a substantial shareholder on December 13, 2006, with a 5.02% interest in JHI NV’s outstanding shares. Their substantial holding status ceased on January 8, 2007 when their holding fell below 5%. On January 18, 2007, Perpertual Limited increased its holding in JHI NV to 5.04%. Through subsequent transactions, Perpetual Limited increased its holding in JHI NV on May 30, 2007 to 5.99% in the last notice received.

Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

Other Security Ownership Information

As of May 31, 2007, 0.39% of the outstanding shares of our common stock were held by 55 CUFS holders with registered addresses in the United States. In addition, as of May 31, 2007, 0.53% of our outstanding shares were represented by ADRs held by 8 holders, all of whom have registered addresses in the United States. A total of 0.92% of our outstanding capital stock was registered to 63 U.S. holders as of May 31, 2007.

Related Party Transactions

Existing Loans to our Directors and Directors of our Subsidiaries

At March 31, 2007 and 2006, loans totaling $30,774, and $30,466, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan, which we refer to as the Plan. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2007 and 2006, repayments totaling $3,517 and $1,892, respectively, were received in respect of the Plan from Mr. Alan Kneeshaw, Mr. Macdonald, Mr. Morley and Mr. Donald Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of $117,688. Under the terms of the Plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended March 31, 2007.

Payments Made to Directors and Director Related Entities of JHI NV during the Year

Former Supervisory Board Director Dr. Gregory Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Deputy Chairman Mr. McGauchie is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.

Payments totaling $4,507 for the year ended March 31, 2007 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.

Payments totaling $5,364 for the year ended March 31, 2007 were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Item 8.	Financial Information

See Item 4, “Information on the Company — Legal Proceedings,” Item 18, “Financial Statements,” and pages F-1 through F-44. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.

See Item 10, “Additional Information — Key Provisions of our Articles of Association of JHI NV— Dividends.”

Item 9.	Listing Details

Price History

The high and low trading prices of JHI NV CUFS on the Australian Securities Exchange are as follows:

	High		Low
Period	(A$)	(US$)	(A$)	(US$)

Fiscal year ended:
March 31, 2007	10.24	7.84	6.31	4.83
March 31, 2006	9.81	7.38	5.49	4.13
March 31, 2005	7.23	5.35	4.95	3.66
March 31, 2004	8.04	5.58	5.84	4.05
March 31, 2003	7.06	3.96	5.56	3.12
Fiscal quarter ended:
March 31, 2007	10.24	8.06	8.05	6.34
December 31, 2006	9.70	7.47	7.23	5.57
September 30, 2006	7.85	5.95	6.31	4.78
June 30, 2006	9.95	7.43	7.12	5.32
March 31, 2006	9.81	7.25	8.11	6.00
December 31, 2005	9.03	6.72	7.65	5.69
September 30, 2005	9.44	7.17	7.40	5.62
June 30, 2005	7.75	5.96	5.49	4.22
Month ended:
May 31, 2007	9.50	8.40	8.64	7.64
April 30, 2007	9.40	7.28	8.13	6.30
March 31, 2007	9.70	7.71	8.05	6.40
February 28, 2007	10.24	8.01	9.02	7.05
January 31, 2007	10.10	7.94	9.35	7.35
December 31, 2006	9.70	7.61	8.13	6.38

The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

The high and low trading prices of JHI NV ADRs on the New York Stock Exchange are as follows:

	High	Low
Period	(US$)	(US$)

Fiscal year ended:
March 31, 2007	41.70	24.20
March 31, 2006	36.36	21.54
March 31, 2005	27.21	18.10
March 31, 2004	28.50	18.25
March 31, 2003	19.95	15.29
Fiscal quarter ended:
March 31, 2007	41.70	32.70
December 31, 2006	37.88	26.98
September 30, 2006	28.85	24.20
June 30, 2006	36.80	25.90
March 31, 2006	35.59	30.51
December 31, 2005	34.80	29.60
September 30, 2005	36.36	27.70
June 30, 2005	30.00	21.54
Month ended:
May 31, 2007	39.25	35.50
April 30, 2007	39.14	33.30
March 31, 2007	36.94	32.70
February 28, 2007	41.70	36.60
January 31, 2007	39.00	35.97
December 31, 2006	37.88	32.35

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADRs	New York Stock Exchange

We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Trading on the Australian Securities Exchange

The Australian Securities Exchange is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the Australian Securities Exchange under the symbol “JHX.” The Australian Securities Exchange is a publicly listed company with trading being undertaken by brokers licensed under the Australian Corporations Act 2001. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the Australian Securities Exchange is generally effected electronically on the third business day following the trade. This is undertaken through CHESS (Clearing House Electronic Sub-register System), which is the clearing and settlement system operated by the Australian Securities Exchange.

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

Power to vote compensation.  The maximum aggregate amount of remuneration of the members of the Supervisory Board is determined at the General Meeting of Shareholders.

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

As a Dutch company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Dutch law prohibits anyone, whether or not a director or employee of the issuer, from trading in or bringing about transactions in the securities of the issuer while in possession of inside, non-public information and from passing on inside information or recommending a transaction while in possession of inside information. Similar provisions apply under Australian law, where persons are prohibited from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Dutch, Australian and U.S. laws and regulations.

Repurchase of Shares

At the proposal of our Joint Board, we may acquire shares in our own capital, subject to certain provisions of Dutch law and of our Articles of Association, if and insofar as (1) shareholders’ equity, less the amount to be paid for the shares acquired, is not less than the sum of the paid and called up part of our issued share capital, plus any reserves required to be maintained by Dutch law or our Articles of Association, (2) the aggregate par value of the shares of our capital which we acquire, already hold or on which we hold a right of pledge, or which are held by one of our subsidiaries, amounts to no more than one-tenth of the aggregate par value of the issued share capital, and (3) our shareholders, as a group, have authorized our Managing Board to acquire such shares, which authorization shall be valid for no more than eighteen months. Neither we nor any of our subsidiaries may vote shares that are held by them or us.

At our September 25, 2006 Annual General Meeting, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on March 25, 2008. After March 25, 2008, shares in JHI NV’s capital may be acquired if our Managing Board has again been authorized to do so by our shareholders (such authorization may be for a maximum period of 18 months). We intend to ask our shareholders in our 2007 Annual General Meeting to renew the authorization of the Managing Board to cause JHI NV to acquire shares in JHI NV’s capital, on terms substantially identical to the September 25, 2006 authorization.

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

We give notice of each meeting of shareholders by mail and by way of an announcement in a nationally distributed newspaper in The Netherlands. Such notice is given no later than the 28th day prior to the day of the meeting and includes or is accompanied by an agenda identifying the business to be considered at the meeting. We currently are exempt from the proxy rules under the Exchange Act. Holders of shares of common stock represented by CUFS are provided notice of general meetings of shareholders and other communications with shareholders by us, and the ADR depositary, The Bank of New York, provides our ADR holders with such notices and communications. CHESS Depositary Nominees Pty Ltd, or CDN, or we on behalf of CDN, may deliver to CUFS holders instruction forms allowing the CUFS holders to instruct CDN how to vote at a meeting. Similarly, the ADR depositary may deliver to ADR holders instruction forms allowing the ADR holders to direct the ADR depositary on how to instruct CDN to vote at a meeting. In order for CUFS holders to attend general meetings of shareholders in person, such holders need not withdraw the shares of common stock represented by the CUFS, but must follow such rules and procedures as may be established by the CUFS Subregistrar and our share registry. CUFS holders may request CDN to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN. In order for ADR holders to attend general meetings of shareholders in person, such holders will have to convert their ADRs into CUFS and, in doing so, must follow the procedures set forth in the deposit agreement and such rules and procedures as may be established by the ADR depositary.

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

Cash dividends and other distributions that have not been collected within five years and two days after the date on which they became due and payable will generally revert to us.

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

U.S. Dollar Cash Advance Facilities.  Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which as of March 31, 2007 all had a maturity date of December 2007, and term facilities in the amount of $245.0 million, which mature in June 2010. As of June 2007, the maturity dates of all of the 364-day facilities had been extended to June 2008. For both facilities, interest is calculated at the commencement of each draw-down period based on the U.S.-dollar London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2007, we paid $0.7 million in commitment fees. As of March 31, 2007, there was $188.0 million drawn under the combined facilities and $167.0 million was available.

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

Exchange Controls

There are no legislative or other legal provisions currently in force in The Netherlands or arising under our Articles of Association restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI NV and its wholly owned subsidiaries, or remittances to our security holders not resident in The Netherlands. Cash dividends payable in U.S. dollars on our common stock may be officially transferred from The Netherlands and converted into any other convertible currency.

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

This discussion does not bind either the U.S. or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax agencies about matters in this summary (although, as noted in the risk factor in Item 3, “Key Information — Risk Factors” discussing the application of the U.S.- Netherlands income tax treaty, we have sought a determination from the U.S. Internal Revenue Service on a matter of internal company taxation). We cannot assure you that such tax agencies will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or The Netherlands would likewise concur.

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

This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, such as financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock and (3) the application of other U.S. federal taxes, such as the U.S. federal estate tax. The summary is based on the Code, applicable Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.

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

The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in U.S. dollars of such foreign currency on the date of receipt. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt and will recognize gain or loss when it sells or exchanges the foreign currency. Such gain or loss is taxable as ordinary income or loss from

U.S. sources. U.S. Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed $200 and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.

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

Capital Gains Rates.  For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2006, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) is 35%. In contrast, a maximum rate of 15% applies to any net capital gain of an individual U.S. Shareholder if such gain is attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).

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

U.S. Information Reporting and Backup Withholding.  Dividend payments on shares of our common stock and proceeds from the sale, exchange, or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. shareholders generally will not be subject to U.S. information reporting or backup withholding. However, such shareholders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries.

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

Dutch Dividend Withholding Tax.  As from January 1, 2007, The Netherlands has unilaterally reduced its dividend withholding tax rate to 15% irrespective of whether the recipient is entitled to the benefits of a tax treaty concluded with The Netherlands. The term “dividends” for this purpose includes, but is not limited to:

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

If a double taxation convention is in effect between The Netherlands and the country of residence of a non-resident shareholder and depending on the terms of that double taxation convention, such non-resident shareholder may be eligible for a full or partial exemption resulting in a lower withholding tax rate than 15%.

For example, under the U.S.-NL Treaty, certain U.S. corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The U.S.-NL Treaty also exempts from tax dividends we pay to exempt pension organizations and exempt organizations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the U.S.-NL Treaty. To prevent so-called dividend stripping, Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.

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

Holders of shares of our common stock through a depository will initially receive dividends subject to a withholding tax rate of 15%. Upon timely receipt of required documents concerning a holder’s eligibility for the reduced rate under the U.S.-NL Treaty, dependent on the status of the holder, the dividend-disbursing agent (via any nominee) will pay an amount equal to 10% of the dividend to the holder.

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

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since November 4, 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Company Secretary at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands or our Company Secretary — Australia at Level 3, 22 Pitt Street, Sydney, NSW 2000. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our Company Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

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

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in U.S. dollars, exposes us to risks associated with fluctuations in the U.S. dollar/Australian dollar exchange rate. See Item 3, “Key Information — Risk Factors.”

For our fiscal year ended March 31, 2007, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	82.9%	11.0%	3.5%	2.6%
Cost of goods sold	83.0%	11.4%	3.2%	2.4%
Expenses(2)	25.7%	71.4%	0.7%	2.2%
Liabilities (excluding borrowings)(2)	11.9%	86.3%	1.1%	0.7%

For our fiscal year ended March 31, 2006, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	82.9%	11.0%	3.6%	2.5%
Cost of goods sold	84.2%	10.7%	2.9%	2.2%
Expenses(2)	18.7%	79.4%	0.4%	1.5%
Liabilities (excluding borrowings)(2)	25.6%	72.4%	1.6%	0.4%

(1)	Comprises Philippine Pesos, Euros and Chilean Pesos.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 12 of our consolidated financial statements in Item 18 for further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2007, there were no such material contracts outstanding.

Funding Under the Final Funding Agreement

The A$ to $ assets and liabilities rate moved unfavorably for us from 1.3975 at March 31, 2006 to 1.2395 at March 31, 2007, a 11.3% movement, resulting in a $94.5 million unfavorable impact on our fiscal year 2007 net income. Assuming that our net Final Funding Agreement liability in Australian dollars remains unchanged at A$974.3 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2007 exchange rate of 1.2395) would have approximately a $71.5 million and $87.2 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. As of March 31, 2007, all of our borrowings were variable rate compared to 40% of our borrowings at a fixed-rate and 60% at a variable-rate as of March 31, 2006. This increased percentage of variable-rate debt increases our exposure to earnings volatility resulting from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of March 31, 2007, we had no interest rate swap contracts outstanding.

An assumed 60 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2007) would have had a 0.9% change on our fiscal year 2007 loss from continuing operations income before taxes.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, energy, fuel and cement prices rose in fiscal year 2006 and continued to rise during fiscal year 2007. We expect that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we may seek to enter into contracts with suppliers for the purchase of these commodities that could fix our prices over the longer-term. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term. We have assessed the market risk for pulp and believe that, based on our most recent estimates, a $65 per metric ton price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2007, would have had approximately a 1.4% change in cost of sales in fiscal year 2007.

We have also assessed the market risk for cement and believe that, based on our most recent estimates, a $9 per metric ton price movement in cement prices, which represents approximately 10% of the average market cement price in fiscal year 2007, would have had approximately a 0.8% change in cost of sales in fiscal year 2007.

Item 12.	Description of Securities Other Than Equity Securities

Not Required.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report appearing on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Joint Board has determined that Messrs. Anderson and Loudon are “audit committee financial experts,” as such term is defined by applicable SEC rules, and qualify as independent under the rules of the New York Stock Exchange, or NYSE.

Under the NYSE listing standards applicable to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company’s audit committee. Mr. Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Joint Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

Item 16B.	Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, in compliance with the relevant rules and regulations of the SEC and NYSE.

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

Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policies in the Code of Business Conduct and Ethics. We have implemented a telephone “Ethics Hotline” to allow employees in each jurisdiction in which we operate to report anonymously any concerns.

We have not granted any waivers from, or made any amendments to, the provisions of our Code of Business Conduct and Ethics during fiscal year 2007.

Our complete Code of Business Conduct and Ethics is publicly available and can be found by visiting our website, www.jameshardie.com, and clicking on “Investor Relations,” then “Corporate Governance,” and then “Policies and Programs.”

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Our Independent Registered Public Accounting Firm

Fees paid to our independent registered public accounting firm for services provided for fiscal years 2007, 2006 and 2005 were as follows:

	Fiscal Years Ended March 31,
	2007	2006	2005
	(In millions)

Audit Fees(1)	$1.3	$1.6	$3.1
Audit-Related Fees(2)	0.9	0.1	0.2
Tax Fees(3)	3.7	5.2	4.2

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During the fiscal year ended March 31, 2005, total audit fees also included internal investigation fees of $1.9 million.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal year ended March 31, 2007.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.

In addition to the fees described above, the Company incurred minor fees from the Company’s independent registered public accounting firm related to the purchase and use of software.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 17.	Financial Statements

Not applicable.

PART III

Item 18.	Financial Statements

See pages F-1 through F-44 included at the end of this annual report.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on September 1, 2005 of James Hardie Industries N.V. (English Translation)(4)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(3)
2.7	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.(3)
2.8	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.9	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier
2.10	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier(3)

Exhibit
Number	Description of Exhibits

2.11	Form of Extension Request for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier
2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier(3)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(3)
4.2	Economic Profit and Individual Performance Incentive Plans(3)
4.3	JHI NV Stock Appreciation Rights Incentive Plan(3)
4.4	Supervisory Board Share Plan 2006(4)
4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006(4)
4.6	2005 Managing Board Transitional Stock Option Plan(4)
4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnities thereto(3)
4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnities thereto(3)
4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(3)
4.10	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto(3)
4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(2)
4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(2)
4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(2)
4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia(2)
4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(2)
4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(2)
4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005(4)
4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(3)
4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(3)
4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(3)
4.21	Amended and Restated Final Funding Agreement dated November 21, 2006(5)
4.22	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006
4.23	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005(4)

Exhibit
Number	Description of Exhibits

4.24	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. dated December 14, 2006
4.25	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006(4)
4.26	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006
4.27	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales dated December 14, 2006
4.28	Agreement for the Extraction and Sale of Silica dated November 1, 2002(6)
4.29	Contract for the Sale of Mineral Materials dated March 16, 2006 between Bureau of Land Management and James Hardie Building Products, Inc.(6)
8.1	List of significant subsidiaries of James Hardie Industries N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
15.2	Consent of KPMG Actuaries Pty Ltd
99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of June 7, 2007
99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002(3)
99.3	ASIC Class Order 02/311, dated November 3, 2002(3)
99.4	ASIC Modification, dated March 7, 2002(3)
99.5	ASIC Modification, dated February 26, 2004(4)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Annual report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(6)	Certain portions of the exhibit have been omitted and submitted to the SEC pursuant to a confidential treatment request filed on July 6, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.

By:	/s/ Louis Gries
Louis Gries
Chief Executive Officer

Date: July 6, 2007

JAMES HARDIE INDUSTRIES N.V.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
James Hardie Industries N.V.:

We have completed an integrated audit of James Hardie Industries N.V.’s 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its 2006 and 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and its subsidiaries at March 31, 2007 and March 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Los Angeles, California
June 28, 2007

James Hardie Industries N.V. and Subsidiaries

Consolidated Balance Sheets

		March 31	March 31
	Notes	2007	2006
		(Millions of US dollars)

ASSETS
Current assets:
Cash and cash equivalents	3	$34.1	$315.1
Restricted cash and cash equivalents	4	151.9	—
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million and $1.3 million as of March 31, 2007 and March 31, 2006, respectively	5	163.4	153.2
Inventories	6	147.6	124.0
Prepaid expenses and other current assets		32.4	33.8
Insurance receivable — Asbestos	12	9.4	—
Workers’ compensation — Asbestos	12	2.7	—
Deferred income taxes	13	27.3	30.7
Deferred income taxes — Asbestos	12	7.8	—

Total current assets		576.6	656.8
Property, plant and equipment, net	7	827.7	775.6
Insurance receivable — Asbestos	12	165.1	—
Workers’ compensation — Asbestos	12	76.5	—
Deferred income taxes	13	6.9	4.8
Deferred income taxes — Asbestos	12	318.2	—
Deposit with Australian Taxation Office	14	154.8	—
Other assets		2.3	8.2

Total assets		$2,128.1	$1,445.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8	$100.8	$117.8
Short-term debt	9	83.0	181.0
Current portion of long-term debt	9	—	121.7
Accrued payroll and employee benefits		42.0	46.3
Accrued product warranties	11	5.7	11.4
Income taxes payable	13	10.6	24.5
Asbestos liability	12	63.5	—
Workers’ compensation — Asbestos	12	2.7	—
Other liabilities		9.3	3.3

Total current liabilities		317.6	506.0
Long-term debt	9	105.0	—
Deferred income taxes	13	93.8	79.8
Accrued product warranties	11	9.5	4.1
Asbestos liability	12	1,225.8	715.6
Workers’ compensation — Asbestos	12	76.5	—
Other liabilities	10	41.2	45.0

Total liabilities		1,869.4	1,350.5

Commitments and contingencies (Note 12)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 467,295,391 shares issued and outstanding at March 31, 2007 and 463,306,511 shares issued and outstanding at March 31, 2006	15	251.8	253.2
Additional paid-in capital	15	180.2	158.4
Accumulated deficit		(178.7)	(288.3)
Accumulated other comprehensive income (loss)	19	5.4	(28.4)

Total shareholders’ equity		258.7	94.9

Total liabilities and shareholders’ equity		$2,128.1	$1,445.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries

Consolidated Statements of Operations

		Years Ended March 31
	Notes	2007	2006	2005
		(Millions of US dollars, except per
		share data)

Net sales	18	$1,542.9	$1,488.5	$1,210.4
Cost of goods sold		(969.9)	(937.7)	(784.0)

Gross profit		573.0	550.8	426.4
Selling, general and administrative expenses		(214.6)	(209.8)	(174.5)
Research and development expenses		(25.9)	(28.7)	(21.6)
SCI and other related expenses	12	(13.6)	(17.4)	(28.1)
Impairment of roofing plant		—	(13.4)	—
Asbestos adjustments	12	(405.5)	(715.6)	—
Other operating expense		—	(0.8)	(6.0)

Operating (loss) income		(86.6)	(434.9)	196.2
Interest expense		(12.0)	(7.2)	(7.3)
Interest income		5.5	7.0	2.2
Other expense		—	—	(1.3)

(Loss) income from continuing operations before income taxes	18	(93.1)	(435.1)	189.8
Income tax benefit (expense)	13	243.9	(71.6)	(61.9)

Income (loss) from continuing operations		150.8	(506.7)	127.9

Discontinued operations:
Loss from discontinued operations, net of income tax benefit of nil, nil and $0.2 million, respectively	15	—	—	(0.3)
Loss on disposal of discontinued operations		—	—	(0.7)

Loss from discontinued operations		—	—	(1.0)

Income (loss) before cumulative effect of change in accounting principle		150.8	(506.7)	126.9
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of $0.4 million, nil and nil, respectively		0.9	—	—

Net income (loss)		$151.7	$(506.7)	$126.9

Net income (loss) per share — basic		$0.33	$(1.10)	$0.28
Net income (loss) per share — diluted		$0.33	$(1.10)	$0.28
Weighted average common shares outstanding (Millions):
Basic	2	464.6	461.7	458.9
Diluted	2	466.4	461.7	461.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

Cash Flows From Operating Activities
Net income (loss)	$151.7	$(506.7)	$126.9
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on sale of land and buildings	—	—	0.7
Loss on disposal of subsidiaries and businesses	—	—	2.1
Depreciation and amortization	50.7	45.3	36.3
Deferred income taxes	(310.4)	4.3	11.1
Prepaid pension cost	(0.4)	2.9	7.6
Tax benefit from stock options exercised	—	2.2	0.4
Stock-based compensation	4.5	5.9	3.0
Asbestos adjustments	405.5	715.6	—
Impairment of roofing plant	—	13.4	—
Cumulative effect of change in accounting principle	(0.9)	—	—
Deposit with Australian Taxation Office	(154.8)	—	—
Other	1.3	1.7	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(151.9)	—	—
Accounts and notes receivable	(4.8)	(24.0)	(3.7)
Inventories	(19.5)	(26.6)	4.3
Prepaid expenses and other current assets	(0.1)	(24.8)	32.6
Accounts payable and accrued liabilities	(18.4)	24.4	15.0
Other accrued liabilities and other liabilities	(19.6)	7.0	(16.5)

Net cash (used in) provided by operating activities	(67.1)	240.6	219.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(92.6)	(162.0)	(153.2)
Proceeds from sale of property, plant and equipment	—	—	3.4
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	8.0	—

Net cash used in investing activities	(92.6)	(154.0)	(149.8)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	—	0.5
Proceeds from short-term borrowings	—	181.0	—
Repayments of short-term borrowings	(98.0)	—	—
Proceeds from long-term borrowings	105.0	—	—
Repayments of long-term borrowings	(121.7)	(37.6)	(17.6)
Proceeds from issuance of shares	18.5	18.7	2.6
Tax benefit from stock options exercised	1.8	—	—
Dividends paid	(42.1)	(45.9)	(13.7)
Collections on loans receivable	0.1	0.3	0.6

Net cash (used in) provided by financing activities	(136.4)	116.5	(27.6)

Effects of exchange rate changes on cash	15.1	(1.5)	(1.2)

Net (decrease) increase in cash and cash equivalents	(281.0)	201.6	41.2
Cash and cash equivalents at beginning of period	315.1	113.5	72.3

Cash and cash equivalents at end of period	$34.1	$315.1	$113.5

Components of Cash and Cash Equivalents
Cash at bank and on hand	$26.1	$24.9	$28.6
Short-term deposits	8.0	290.2	84.9

Cash and cash equivalents at end of period	$34.1	$315.1	$113.5

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalized	$3.9	$3.5	$10.7
Cash paid during the year for income taxes, net	$80.8	$93.4	$15.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
		Additional	Accumulated	Other
	Common	Paid-In	Earnings	Comprehensive
	Stock	Capital	(Deficit)	(Loss) Income	Total
	(Millions of US dollars)

Balances as of March 31, 2004	$245.2	$132.7	$151.1	$(24.3)	$504.7
Comprehensive income:
Net income	—	—	126.9	—	126.9
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	(0.9)	(0.9)

Other comprehensive income	—	—	—	0.2	0.2

Total comprehensive income					127.1
Dividends paid	—	—	(13.7)	—	(13.7)
Stock-based compensation	—	3.0	—	—	3.0
Tax benefit from stock options exercised	—	0.4	—	—	0.4
Employee loans repaid	—	0.6	—	—	0.6
Stock options exercised	0.6	2.0	—	—	2.6

Balances as of March 31, 2005	245.8	138.7	264.3	(24.1)	624.7

Comprehensive loss:
Net loss	—	—	(506.7)	—	(506.7)
Other comprehensive income (loss):
Amortization of unrealized transition loss on derivative instruments	—	—	—	0.5	0.5
Foreign currency translation loss	—	—	—	(4.8)	(4.8)

Other comprehensive loss	—	—	—	(4.3)	(4.3)

Total comprehensive loss					(511.0)
Dividends paid	—	—	(45.9)	—	(45.9)
Stock-based compensation	—	5.9	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	2.2
Employee loans repaid	—	0.3	—	—	0.3
Stock options exercised	7.4	11.3	—	—	18.7

Balances as of March 31, 2006	253.2	158.4	(288.3)	(28.4)	94.9

Comprehensive income:
Net income	—	—	151.7	—	151.7
Unrecognised pension losses				(2.7)	(2.7)
Foreign currency translation gain	—	—	—	36.5	36.5

Other comprehensive income	—	—	—	33.8	33.8

Total comprehensive income					185.5
Dividends paid	—	—	(42.1)	—	(42.1)
Stock-based compensation	—	4.5	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	1.8
Employee loans repaid	—	0.1	—	—	0.1
Stock options exercised	3.1	15.4	—	—	18.5
Other	(4.5)	—	—	—	(4.5)

Balances as of March 31, 2007	$251.8	$180.2	$(178.7)	$5.4	$258.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

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

Previously deconsolidated entities have been consolidated at March 31, 2007 as part of the accounting for the asbestos liability. Upon approval of the restated and Amended Final Funding Agreement on February 7, 2007 (the “Amended FFA”) the Australian Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special interest entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

2.	Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The U.S. dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

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

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not materially impact shareholders’ equity.

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

Restricted Cash and Cash Equivalents

Restricted cash includes amounts on deposit with insurance companies and cash on deposit for purposes of meeting claims from asbestos claimants.

Accounts Receivable

The Company reviews trade receivables and estimates of the allowance for doubtful accounts each period. The allowance is determined by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10

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

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

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

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Transportation and logistic costs were $2.1 million, $2.5 million and $1.2 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $17.0 million, $19.1 million and $15.7 million during the years ended March 31, 2007, 2006 and 2005, respectively.

Research and Development

Research and development costs are charged to expense when incurred.

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

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation

The Company implemented the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the retroactive restatement method provided by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123.” When SFAS No. 123 was adopted, the retroactive restatement method required the restatement of prior periods’ reported net income to give effect to the fair value based method of accounting for awards granted, modified or settled in years beginning after December 15, 1994. In adopting this standard, the Company employed the modified prospective transition method.

SFAS No. 123R, “Share-Based Payments” requires that a company estimate forfeitures of stock options at the date of grant rather than allowing a company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occurred, primarily due to the limited historical data to accurately estimate a forfeiture rate at the date of grant.

The Company recognized stock-based compensation expense (included in selling, general and administrative expense) of $5.8 million, $5.9 million and $3.0 million for the years ended March 31, 2007, 2006 and 2005, respectively. This excludes the forfeiture adjustment of $1.3 million ($0.9 million net of tax expense) recorded upon adoption of the standard as of April 1, 2006, which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation.” The tax benefit related to the forfeiture adjustment was $0.4 million for the year ended March 31, 2007.

The Company analyzed forfeiture rates on all of the 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this calculated rate, a cumulative adjustment to stock-based compensation expense of $1.3 million was recorded for the year ended March 31, 2007, upon adoption of SFAS No. 123R. The adjustment is presented on the consolidated statements of operations as a cumulative effect of change in accounting principle (net of income tax).

The portion of the cumulative adjustment that relates to U.S.-based employees caused a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA-based employees was $1.0 million. Therefore, the related U.S. income tax adjustment was $0.4 million which was recorded to income tax expense.

Employee Retirement Benefit Plans

The Company implemented the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The statement requires an employer to (a) recognize the funded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transitional asset or obligation. Adopting this standard resulted in the recognition of a loss of $2.7 million net of a tax benefit of $1.2 million which has been treated as other comprehensive income.

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

Dividends

Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.

Earnings Per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended March 31
	2007	2006	2005
	(Millions of Shares)

Basic common shares outstanding	464.6	461.7	458.9
Dilutive effect of stock options	1.8	—	2.1

Diluted common shares outstanding	466.4	461.7	461.0

	2007	2006	2005
	(US dollars)

Net income (loss) per share — basic	$0.33	$(1.10)	$0.28
Net income (loss) per share — diluted	$0.33	$(1.10)	$0.28

Potential common shares of 7.7 million, 6.6 million and 8.2 million for the years ended March 31, 2007, 2006 and 2005, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the year ended March 31, 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes foreign currency translation and previously unrecognized pension costs, and is presented as a separate component of shareholders’ equity.

Accounting for the Asbestos Funding Agreement

Prior to March 31, 2007, the Company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to a Special Purpose Fund (“SPF”) based on the terms of the Original Final Funding Agreement (the “Original FFA”) entered into on December 1, 2005.

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 000 009 263 Pty Ltd (“ABN 60”) (the “Former James Hardie Companies”).

After the Amended FFA was approved, shares in Amaca and Amaba were transferred from the Medical Research and Compensation Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Although the Company has no legal ownership in the AICF, it has contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Amended FFA. The Amended FFA results in James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd) (the “Performing Subsidiary”) having a contractual liability to pay the initial funding and ongoing annual payments to the AICF. These payments to the AICF will result in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the Company with respect to asbestos related claims.

Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities.”

Following rulings received from the Australian Taxation Office, the Performing Subsidiary will be able to claim a taxable deduction for its contributions to the AICF. Consequently, a deferred tax asset has been recorded equivalent to the anticipated tax benefit over the life of the Amended FFA.

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”). The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

An updated actuarial assessment will be performed as of March 31 each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended.

Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Quantifying Financial Statements Misstatements,” in order to address the observed diversity in quantification practices with respect to annual financial statements. For a number of years, the SEC staff has expressed concern over the diversity of practice surrounding how public companies (and their auditors) quantify financial statement misstatements.

Under SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. The Company has adopted the provisions of SAB No. 108 as of March 31, 2007 and the adoption did not have an impact on the consolidated financial statements.

Recent Accounting Pronouncements

Uncertain Tax Positions

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt the provisions of FIN 48 effective April 1, 2007.

The Company is continuing to evaluate the impact of adopting FIN 48 on its financial statements; however, at this stage, it is not possible to determine whether that impact will be material. The cumulative effect of applying the new standard will be reflected as an adjustment to retained earnings in the period of adoption. The Company expects

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

that the requirements of FIN 48 may add volatility to its effective tax rate, and therefore its income tax expense, in future periods.

3.	Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.

Cash and cash equivalents consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Cash at bank and on hand	$26.1	$24.9
Short-term deposits	8.0	290.2

Total cash and cash equivalents	$34.1	$315.1

Short-term deposits are placed at floating interest rates varying between 4.85% to 5.25% and 4.60% to 4.85% as of March 31, 2007 and 2006, respectively.

4.	Restricted Cash and Cash Equivalents

Included in restricted cash is $5.0 million related to an insurance policy as of March 31, 2007 and $146.9 million held by the AICF for compensation of asbestos claimants.

5.	Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Trade receivables	$152.4	$146.5
Other receivables and advances	12.5	8.0
Allowance for doubtful accounts	(1.5)	(1.3)

Total accounts and notes receivable	$163.4	$153.2

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31
	2007	2006
	(Millions of
	US dollars)

Balance at beginning of period	$1.3	$1.5
Charged to expense	0.5	0.3
Costs and deductions	(0.3)	(0.5)

Balance at end of period	$1.5	$1.3

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Inventories

Inventories consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Finished goods	$101.5	$84.1
Work-in-process	12.3	9.2
Raw materials and supplies	37.8	33.0
Provision for obsolete finished goods and raw materials	(4.0)	(2.3)

Total inventories	$147.6	$124.0

7.	Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total
	(Millions of US dollars)

Balance at April 1, 2005:
Cost	$11.5	$131.1	$606.6	$176.6	$925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	11.5	106.7	390.9	176.6	685.7
Changes in net book value:
Capital expenditures	4.1	16.4	90.8	51.5	162.8
Retirements and sales	—	—	(8.9)	—	(8.9)
Depreciation	—	(7.3)	(38.0)	—	(45.3)
Impairment	—	—	(13.4)	—	(13.4)
Other movements	—	—	(0.9)	—	(0.9)
Foreign currency translation adjustments	—	—	(4.4)	—	(4.4)

Total changes	4.1	9.1	25.2	51.5	89.9
Balance at March 31, 2006:
Cost	15.6	147.5	669.8	228.1	1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	$15.6	$115.8	$416.1	$228.1	$775.6

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total
	(Millions of US dollars)

Balance at April 1, 2006:
Cost	$15.6	$147.5	$669.8	$228.1	$1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	15.6	115.8	416.1	228.1	775.6
Changes in net book value:
Capital expenditures	1.3	70.8	131.3	(110.8)	92.6
Retirements and sales	—	—	(0.6)	—	(0.6)
Depreciation	—	(8.3)	(42.4)	—	(50.7)
Other movements	—	—	0.6	—	0.6
Foreign currency translation adjustments	—	—	10.2	—	10.2

Total changes	1.3	62.5	99.1	(110.8)	52.1
Balance at March 31, 2007:
Cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	$16.9	$178.3	$515.2	$117.3	$827.7

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $5.3 million, $5.7 million and $5.9 million for the years ended March 31, 2007, 2006 and 2005, respectively. Depreciation expense for continuing operations was $50.7 million, $45.3 million and $36.3 million for the years ended March 31, 2007, 2006 and 2005, respectively. The impairment charge for the pilot roofing plant was $13.4 million for the year ended March 31, 2006.

Included in property, plant and equipment are restricted assets with a net book value of $0.4 million for the year ended March 31, 2007.

8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Trade creditors	$57.7	$66.0
Other creditors and accruals	43.1	51.8

Total accounts payable and accrued liabilities	$100.8	$117.8

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Short and Long-Term Debt

Debt consists of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Short-term debt	$83.0	$302.7
Long-term debt	105.0	—

	$188.0	$302.7

Total debt at 5.91% and 7.11% weighted average rates, respectively.

The Company’s credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which as of March 31, 2007, all had a maturity date of December 2007. In May 2007, the maturity date of $38.3 million of the $110.0 million was extended to June 2008. The Company is in discussions with its lenders to extend the maturity date to June 2008 for the remainder of the facilities. The Company also has term facilities in the amount of $245.0 million, which had an original maturity date of March 2007. Upon satisfaction of the conditions precedent to the full implementation of the Amended FFA, which occurred on February 7, 2007 with shareholder approval, the maturity date of the term facilities was automatically extended to June 2010. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. The Company paid commitment fees in the amount of $0.7 million for the years ended March 31, 2007 and 2006. At March 31, 2007, there was $188.0 million drawn under the combined facilities and $167.0 million was available.

Short-term debt at March 31, 2007 comprised $83.0 drawn under the 364-day facilities.

Long-term debt at March 31, 2007 comprised $105.0 million drawn under the term facilities.

At March 31, 2007, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF.

Debt at March 31, 2006 comprised US$ non-collateralized notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of $165.0 million. Principal repayments were due in seven installments that commenced on November 5, 2004 and were to end on November 5, 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable May 5 and November 5 each year.

As a result of recording the asbestos provision at March 31, 2006, and the Supervisory Board’s approval on May 12, 2006 of the recording of this provision, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralized notes. However, under the terms of the non-collateralized notes agreement, prepayment of these notes was permitted, and on April 28, 2006, the Company issued a notice to all noteholders to prepay in full all outstanding notes on May 8, 2006. On that date, the US$ non-collateralized notes were prepaid in full, incurring a make-whole payment of $6.0 million. This make-whole payment is included in interest expense in the consolidated statements of operations for the year ended March 31, 2007.

The Company anticipates being able to meet its future payment obligations from existing cash, unutilized committed facilities and future net operating cash flows. At March 31, 2007, the Company entered into a forward rate agreement of $25.0 million with a fixed rate of 5.07% excluding the margin from February 2007 to February 2008. The contract is accounted for as a financial derivative and is marked to market every month.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Non-Current Other Liabilities

Non-current other liabilities consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Employee entitlements	$11.9	$17.0
Other	29.3	28.0

Total non-current other liabilities	$41.2	$45.0

11.	Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is $3.5 million and $5.7 million as of March 31, 2007 and 2006, respectively.

The following are the changes in the product warranty provision:

	Years Ended
	March 31
	2007	2006
	(Millions of
	US dollars)

Balance at beginning of period	$15.5	$12.9
Accruals for product warranties	4.4	6.2
Settlements made in cash or in kind	(4.9)	(3.4)
Foreign currency translation adjustments	0.2	(0.2)

Balance at end of period	$15.2	$15.5

The “Accruals for product warranties” line item above includes an additional accrual of $2.0 million and $0.6 million for the years ended March 31, 2007 and 2006, respectively, related to the Settlement Agreement. This increase reflects the results of the Company’s most recent estimate of its total exposure. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of $0.2 million and $0.7 million for the years ended March 31, 2007 and 2006, respectively.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Commitments and Contingencies

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries

On November 21, 2006, the Company signed the Amended FFA with the NSW Government to provide long-term funding to the AICF that will provide compensation for Australian asbestos-related personal injury claims against Former James Hardie Companies. While the Amended FFA is consistent in all material respects with the terms of the Final Funding Agreement entered into on December 1, 2005 among the Company, the NSW Government and a wholly owned Australian subsidiary of the Company, the Performing Subsidiary, the Amended FFA set forth certain changes to the original proposed arrangements as approved by the Company’s Managing and Supervisory Boards of Directors.

In summary, the Amended FFA provided for the following key steps to occur if the remaining conditions precedent to that agreement be satisfied or waived in writing by the parties:

•	the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$184.3 million provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of September 30, 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion ($1.25 billion);

•	subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the AICF);

•	a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with U.S. GAAP in force at the date of the Original FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

•	an initial term to March 31, 2045, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements ancillary to or connected with the Amended FFA (the “Related Agreements”);

•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by James Hardie Industries N.V.;

•	the AICF’s claims to the funding payments required under the Amended FFA will be subordinated to the claims of the Company’s lenders;

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

•	James Hardie Industries N.V. will, for ten years, provide an annual sum of A$0.5 million for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A$0.075 million towards an education campaign for the benefit of the Australian public on the dangers of asbestos.

On November 9, 2006, James Hardie announced that it, the AICF and others had received private binding rulings relating to the expected tax consequences arising to the AICF and others in connection with the Amended FFA. In the Amended FFA, all parties to the Amended FFA agreed to these rulings resulting in the tax conditions precedent set out in that agreement.

In the fourth quarter of fiscal year 2007, the following conditions precedent were satisfied:

•	receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole;

•	approval of the Company’s lenders and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Amended FFA will be tax deductible;

•	confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

•	approval of the Company’s shareholders at the Extraordinary General Meeting held on February 7, 2007; and

•	initial funding payment of A$184.3 million paid to the AICF on February 9, 2007.

In addition to entering into the Amended FFA, one or more of the Company, the Performing Subsidiary, the AICF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the AICF, referred to as the Trust Deed), for the establishment of the AICF; a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.

The Performing Subsidiary also signed an Interim Funding Deed with Amaca to provide funding to Amaca of up to A$24.1 million in the event that Amaca’s finances are otherwise exhausted before the Amended FFA was implemented in full. The commercial terms of such funding were settled and the Performing Subsidiary entered into interim funding documentation dated November 16, 2006. An interim funding payment of A$9.0 million ($7.1 million) was made to Amaca in December 2006. That sum was subsequently repaid by Amaca out of part of the proceeds of the initial funding on February 12, 2007.

Actuarial Study; Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2007. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion ($1.1 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.8 billion ($2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The tables below are designed to show the various components and effective grossing up of the net Amended FFA liability at March 31, 2007.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2007 and to adjust for payments made to claimants during the year then ended.

Adjustments to the net Amended FFA liability are shown in the table below:

	US$ millions	A$ millions

At March 31, 2006	$(715.6)	A$	(1,000.0)
Effect of changes in foreign exchange rates	(94.5)		—
Other adjustments to net Amended FFA liability	24.0		25.7

Net Amended FFA liability at March 31, 2007	$(786.1)	A$	(974.3)

Components of the net Amended FFA liability:
Insurance receivables — current	$9.4	A$	11.7
Workers’ compensation — Asbestos — current	2.7		3.4
Deferred tax assets — current	7.8		9.7
Income tax payable (reduction to income tax payable)	9.0		11.2
Insurance receivables — non-current	165.1		204.6
Workers’ compensation — Asbestos — non-current	76.5		94.8
Deferred tax assets — non-current	318.2		394.4
Workers’ compensation liabilities — current	(2.7)		(3.4)
Asbestos liability — current	(63.5)		(78.7)
Asbestos liability — non-current	(1,225.8)		(1,519.4)
Workers’ compensation liabilities — non-current	(76.5)		(94.8)
Other net liabilities	(6.3)		(7.8)

Net Amended FFA liability at March 31, 2007	$(786.1)	A$	(974.3)

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$0.9 billion ($0.7 billion) to A$2.0 billion ($1.6 billion) (undiscounted estimates of A$1.6 billion ($1.3 billion) to A$5.1 billion ($4.1 billion) as

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of March 31, 2007. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2007, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.8 billion ($2.3 billion). This undiscounted central estimate is net of expected insurance recoveries of A$488.1 million ($393.8 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$91.6 million ($73.9 million) of “by claim” or subrogation recoveries from other third parties.

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of March 31, 2007 and 2006:

	March 31
	2007	2006(1)

Australia	490	556
New Zealand	—	—
Unknown — Court Not Identified	13	20
USA	1	1

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

For the years ended March 31, 2007, 2006 and 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended March 31
	2007		2006(1)		2005

Number of claims filed		463		346		489
Number of claims dismissed		121		97		62
Number of claims settled or otherwise resolved		416		405		402
Average settlement amount per settled claim	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per settled claim	US$	127,165	US$	114,322	US$	116,572

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Unknown — Court Not Identified
	Years Ended March 31
	2007		2006(1)		2005

Number of claims filed		—		6		7
Number of claims dismissed		3		10		20
Number of claims settled or otherwise resolved		5		12		2
Average settlement amount per settled claim	A$	12,165	A$	198,892	A$	47,000
Average settlement amount per settled claim	US$	9,310	US$	149,706	US$	34,766

	USA
	Years Ended March 31
	2007		2006(1)		2005

Number of claims filed		1		—		—
Number of claims dismissed		1		—		3
Number of claims settled or otherwise resolved		—		—		1
Average settlement amount per settled claim	A$	—	A$	—	A$	228,293
Average settlement amount per settled claim	US$	—	US$	—	US$	168,868

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of March 31
	2007		2006(1)		2005		2004		2003

Number of open claims at beginning of year		586		749		743		814		671
Number of new claims		464		352		496		380		409
Number of closed claims		546		524		490		451		266
Number of open claims at year-end		504		577		749		743		814
Average settlement amount per settled claim	A$	164,335	A$	153,236	A$	157,223	A$	167,450	A$	201,200
Average settlement amount per case closed	A$	126,713	A$	121,945	A$	129,949	A$	117,327	A$	177,752
Average settlement amount per settled claim	US$	125,766	US$	115,341	US$	116,298	US$	116,127	US$	112,974
Average settlement amount per case closed	US$	96,973	US$	91,788	US$	96,123	US$	81,366	US$	99,808

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.

The Company did not have any responsibility or involvement in the management of claims against ABN 60 between the time ABN 60 left the James Hardie Group in March 2003 and February 2007 when the Amended FFA was approved. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries had any responsibility or involvement in the management of claims against those entities. Prior to February 2001, the principal entity potentially involved in relation to such claims was ABN 60, which was not a member of the James Hardie Group between March 2003 and February 2007. However, the Amended FFA and associated New South Wales legislation provides that the AICF will have both the responsibility for, and management of claims against, the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the AICF, unless a special default or insolvency event arises.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On October 26, 2004, the Company, the Medical Research and Compensation Fund (“MRCF”) and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the MRCF and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Amended FFA, the Company has obtained similar rights of access to actuarial information produced for the AICF by the actuary to be appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the Special Commission of Inquiry (“SCI”) and may incur material costs in the future related to the SCI or subsequent legal proceedings.

The following are the components of SCI and other related expenses:

	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

SCI	$—	$—	$6.8
Internal investigation	—	—	4.9
ASIC investigation	1.7	0.8	1.2
Severance and consulting	0.2	0.1	6.0
Resolution advisory fees	8.8	9.8	6.4
Funding advice	0.7	2.9	0.6
Other	2.2	3.8	2.2

Total SCI and other related expenses	$13.6	$17.4	$28.1

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.

Australian Securities and Investments Commission (“ASIC”) Proceedings and Investigation

On February 14, 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the “Court”), against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:

•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•	orders that Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.

ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original FFA as announced on December 1, 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated November 21, 2006 have been satisfied. ASIC is considering its position and has not yet taken any step to withdraw the indemnity claim.

ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.

On February 20, 2007, the Company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board committees.

The Company has entered into deeds of indemnity with certain of its directors and officers as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defense costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts. Any obligations of the Company in this regard are expected to be substantially recovered through the Company’s insurance.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the Company believes that both the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met.

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

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, statement of operations or cash flows.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2007:

(Millions of
Years Ending March 31:	US dollars)

2008	$15.0
2009	14.6
2010	12.5
2011	12.6
2012	9.0
Thereafter	73.3

Total	$137.0

Rental expense amounted to $12.1 million, $12.5 million and $9.1 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $12.2 million at March 31, 2007.

13.	Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

(Loss) income from continuing operations before income taxes:
Domestic(1)	$110.9	$113.7	$90.5
Foreign	(204.0)	(548.8)	99.3

(Loss) income from continuing operations before income taxes	$(93.1)	$(435.1)	$189.8

Income tax expense (benefit):
Current:
Domestic(1)	$0.4	$(9.0)	$(14.1)
Foreign	(63.7)	(91.5)	(37.1)

Current income tax benefit	(63.3)	(100.5)	(51.2)

Deferred:
Domestic(1)	0.1	(0.3)	5.0
Foreign	307.1	29.2	(15.7)

Deferred income tax benefit (expense)	307.2	28.9	(10.7)

Total income tax benefit (expense) for continuing operations	$243.9	$(71.6)	$(61.9)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

Income tax benefit (expense) computed at statutory tax rates	$16.2	$121.0	$(65.3)
U.S. state income taxes, net of the federal benefit	(6.5)	(7.1)	(5.3)
Asbestos adjustment	242.0	(214.7)	—
Asbestos — effect of foreign exchange	(24.1)	—	—
Benefit from Dutch financial risk reserve regime	8.1	12.7	18.1
Expenses not deductible	(1.7)	(3.4)	(2.3)
Non-assessable items	1.8	1.4	—
Losses not available for carryforward	(3.2)	(2.6)	(2.4)
Change in reserves	10.4	20.7	(3.7)
Change in tax law	3.0	—	—
Other items	(2.1)	0.4	(1.0)

Total income tax benefit (expense)	$243.9	$(71.6)	$(61.9)

Effective tax rate	262.0%	16.5%	32.6%

Deferred tax balances consist of the following components:

	March 31
	2007	2006
	(Millions of
	US dollars)

Deferred tax assets:
Asbestos liability	$326.0	$—
Other provisions and accruals	33.3	33.2
Net operating loss carryforwards	7.8	8.9
Capital loss carryforwards	35.2	31.2
Taxes on intellectual property transfer	6.5	6.0
Other	7.5	2.3

Total deferred tax assets	416.3	81.6
Valuation allowance	(39.7)	(35.2)

Total deferred tax assets, net of valuation allowance	376.6	46.4

Deferred tax liabilities:
Property, plant and equipment	(108.4)	(91.7)
Prepaid pension cost	—	(1.8)
Foreign currency movements	(5.2)	2.8
Other	(0.1)	—

Total deferred tax liabilities	(113.7)	(90.7)

Net deferred tax liabilities	$262.9	$(44.3)

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by $4.5 million during fiscal year 2007 due to foreign currency movements.

At March 31, 2007, the Company had Australian tax loss carryforwards of approximately $24.9 million that will never expire. At March 31, 2007, the Company had a $15.5 million valuation allowance against the Australian tax loss carryforwards.

At March 31, 2007, the Company had $117.2 million in Australian capital loss carryforwards which will never expire. At March 31, 2007, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

At March 31, 2007, the undistributed earnings of non-Dutch subsidiaries approximated $639.8 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2007, 2006 and 2005, the Company recorded income tax benefit of $10.4 million, $20.7 million and $2.5 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. In particular, the Australian Taxation Office (ATO) is auditing the Company’s Australian income tax return for the year ended March 31, 2002. The ATO has indicated that further investigation is required and is working with the Company and the Company’s advisors to conclude its inquiries.

Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the U.S.-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on February 1, 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organizational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Amended ATO Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two subsequent remissions of general interest charges by the ATO, the total was revised to A$368.0 million and is comprised of the following as of March 31, 2007:

	US$(1)	A$
	(Millions of dollars)

Primary tax after allowable credits	$138.8	A$	172.0
Penalties(2)	34.7		43.0
General interest charges	123.4		153.0

Total amended assessment	$296.9	A$	368.0

(1)	$ amounts calculated using the A$/$ foreign exchange spot rate at March 31, 2007.

(2)	Represents 25% of primary tax.

On June 23, 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable Policy, it was able to make a payment of 50% of the total amended assessment then due of A$378.0 million ($305.0 million), being A$189.0 million ($152.5 million), and provide a guarantee from James Hardie Industries N.V. in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Payment of 50% of the amended assessment became due and was paid on July 5, 2006. The Company also agreed to pay general interest charges (“GIC”) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued GIC was paid on October 16, 2006 in respect of the quarter ended September 30, 2006.

On November 10, 2006, the ATO granted a further remission of GIC reducing total GIC on the amended assessment from A$163.0 million to A$153.0 million and thereby reducing the total amount due under the amended assessment from A$378.0 million to A$368.0 million. The reduction in the total amount due under the amended assessment resulted in a reduction in the 50% payment required under the agreement with the ATO from A$189.0 million to A$184.0 million. This gave rise to an amount of A$5.0 million being available for offset against future GIC accruing on the unpaid balance of the amended assessment. Accordingly, no GIC was required to be paid in respect of the quarter ended December 31, 2006 and a reduced amount of GIC of A$1.2 million was paid in respect of the quarter ended March 31, 2007.

RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the probable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2007 for the remainder of the amended assessment.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company expects that amounts paid on July 5, 2006 and, any later time, would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payments on July 5, 2006 and October 16, 2006 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

15.	Discontinued Operations

Chile Fibre Cement

In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (“Volcan”). The sale closed on July 8, 2005. The Company received net proceeds of $3.9 million and recorded a loss on disposal of $0.8 million. This loss on disposal was included in other operating expense in the Company’s consolidated statements of operations for the year ended March 31, 2006.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fiber cement product manufactured by Volcan. The first year of the contract amounted to a purchase commitment of approximately $2.8 million and the second year amounted to a purchase commitment of approximately $2.1 million. As this contract qualified as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company’s income (loss) from continuing operations and are comprised of the following components:

	Years Ended March 31
	2006	2005

Chile Fibre Cement
Net sales	$5.1	$13.3
Cost of goods sold	(3.5)	(10.1)

Gross profit	1.6	3.2
Selling, general and administrative expenses	(1.2)	(2.0)
Loss on disposal of business	(0.8)	—

Operating (loss) income	(0.4)	1.2
Interest expense	(0.2)	(0.4)

Net (loss) income	$(0.6)	$0.8

The following are the results of operations of discontinued businesses:

Year Ended
March 31 2005
(Millions of
US dollars)

Building Services
Loss before income taxes	$(0.5)
Income tax benefit	0.2

Loss before discontinued operations	(0.3)
Loss on disposal, net of income taxes	(0.7)

Loss from discontinued operations	$(1.0)

16.	Stock-Based Compensation

At March 31, 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the JHI NV Stock Appreciation Rights Incentive Plan; the Supervisory Board Share Plan; the Supervisory Board Share

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Plan 2006 and the Long-Term Incentive Plan. As of March 31, 2006, the Company had no units outstanding under the following stock-based compensation plans: the Peter Donald Macdonald Share Option Plan, the Peter Donald Macdonald Share Option Plan 2001 and the Peter Donald Macdonald Share Option Plan 2002 (collectively the “Peter Donald Macdonald Share Option Plans”).

Executive Share Purchase Plan

Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2007, 2006 and 2005. No shares were issued under this plan during years ended March 31, 2007, 2006 and 2005.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At March 31, 2007, there were 1,320,000 options outstanding under this plan.

On November 22, 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, the Company will reapply the vesting criteria to those options on that business day.

JHI NV 2001 Equity Incentive Plan

On October 19, 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key U.S. executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number of
Original Shadow Share	Exercise		Options
Grant Date	Price		Granted	Option Expiration Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarizes the additional option grants:

	Original		Number	Option
	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
November 2006	A$	8.40	3,499,490	November 2016
March 2007	A$	8.90	179,500	March 2017
March 2007	A$	8.35	151,400	March 2017

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

JHI NV Stock Appreciation Rights Incentive Plan

On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. All of these stock appreciation rights were outstanding as of March 31, 2005. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of $0.5 million, $0.5 million and nil was recognized in the years ended March 31, 2007, 2006 and 2005, respectively.

Supervisory Board Share Plan

At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least $10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the $10,000 compulsory component of the SBSP are subject to a two-year escrow that requires

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. At March 31, 2007, there were 6,063 shares still subject to escrow under this plan.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At March 31, 2007, 5,039 shares had been acquired under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (“Shares”), the issue and/or transfer of Shares under them, and the grant of cash awards to members of the Company’s Managing Board and to Executives. At the same meeting, the shareholders approved participation in the LTIP and issue of options to the Managing Board to a maximum of 1,418,000 options. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At March 31, 2007, there were 1,132,000 options outstanding under this plan.

Peter Donald Macdonald Share Option Plans

The Company granted Mr. Macdonald options to purchase 1,200,000 shares, 624,000 shares and 1,950,000 shares under the Peter Donald Macdonald Share Option Plan, Peter Donald Macdonald Share Option Plan 2001 and Peter Donald Macdonald Share Option Plan 2002, respectively. In April 2005, Mr. Macdonald exercised all options granted under the Peter Donald Macdonald Share Option Plan. Such shares had an original exercise price of A$3.87 per share. However, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 shares and 1,950,000 shares in the other two plans expired in April 2005 and October 2005, respectively, as the performance hurdles were not met.

Valuation and Expense Information Under SFAS No. 123R

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognize this estimated value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target market conditions are achieved.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on U.S. Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended March 31:

	2007		2006		2005

Dividend yield		1.5%		0.9%		1.1%
Expected volatility		28.1%		27.9%		29.1%
Risk-free interest rate		4.6%		4.5%		3.2%
Expected life in years		5.1		5.6		3.3
Weighted average fair value at grant date	A$	2.40	A$	2.78	A$	1.35
Number of stock options		3,830,390		6,584,300		5,664,100

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended March 31:

	2007		2006	2005

Dividend yield		1.6%	N/A	N/A
Expected volatility		28.1%	N/A	N/A
Risk-free interest rate		4.6%	N/A	N/A
Weighted average fair value at grant date	A$	3.30	N/A	N/A
Number of stock options		1,132,000	N/A	N/A

Compensation expense arising from stock option grants as estimated using option-pricing models was $5.8 million, $5.9 million and $3.0 million for the years ended March 31, 2007, 2006 and 2005, respectively. As of March 31, 2007, the unrecorded deferred stock-based compensation balance related to stock options was $10.5 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

General Share-Based Award Information

The following table summarizes all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
	Shares Available		Weighted Average
	for Grant	Number	Exercise Price

Balance at April 1, 2005	24,340,258	20,128,610	A$	5.75
Newly Authorized	1,380,000	—
Granted	(6,584,300)	6,584,300	A$	8.83
Exercised	—	(3,925,378)	A$	4.79
Forfeited	3,274,275	(3,274,275)	A$	5.68
Expired	(2,574,000)	—

Balance at April 1, 2006	19,836,233	19,513,257	A$	6.99

Newly Authorized	3,000,000	—
Granted	(4,962,390)	4,962,390	A$	8.42
Exercised	—	(3,988,880)	A$	5.96
Forfeited	1,546,950	(1,546,950)	A$	7.70

Balance at March 31, 2007	19,420,793	18,939,817	A$	7.52

The total intrinsic value of stock options exercised was A$10.3 million, A$11.5 million and A$1.7 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The weighted average grant-date fair value of stock options granted was A$2.61, A$2.78 and A$1.35 during the years ended March 31, 2007, 2006 and 2005, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were $1.8 million for the year ended March 31, 2007. Tax benefits of $2.2 million and $0.4 million for the years ended March 31, 2006 and 2005, respectively, are included in cash flows from operating activities in the consolidated statements of cash flows.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes outstanding and exercisable options as of March 31, 2007:

	Options Outstanding						Options Exercisable
		Weighted	Weighted					Weighted
		Average	Average		Aggregate			Average		Aggregate
		Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Exercise Price	Number	Life (in Years)	Price		Value		Number	Price		Value

A$3.09	423,723	3.6	A$	3.09	A$	2,233,020	423,723	A$	3.09	A$	2,233,020
3.13	100,435	2.6		3.13		525,275	100,435		3.13		525,275
5.06	712,419	4.7		5.06		2,350,983	712,419		5.06		2,350,983
5.99	3,367,425	7.7		5.99		7,980,797	1,344,125		5.99		3,185,576
6.30	273,000	7.9		6.30		562,380	136,500		6.30		281,190
6.45	1,012,000	5.7		6.45		1,932,920	1,012,000		6.45		1,932,920
7.05	2,461,000	6.7		7.05		3,223,910	2,461,000		7.05		3,223,910
8.35	151,400	9.9		8.35		1,514	—		8.35		—
8.40	4,365,615	9.6		8.40		—	7,025		8.40		—
8.53	1,320,000	8.7		8.53		—	—		8.53		—
8.90	4,712,600	8.7		8.90		—	1,139,650		8.90		—
A$9.50	40,200	8.9		9.50		—	10,050		9.50		—

Total	18,939,817	8.2	A$	7.52	A$	18,810,799	7,346,927	A$	6.56	A$	13,732,874

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$8.36 as of March 31, 2007, which would have been received by the option holders had those option holders exercised their options as of that date, although a significant portion had not vested.

17.	Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2007 and 2006, there were no material contracts outstanding.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimize this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

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

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At March 31, 2007 and 2006, total credit exposure arising from forward exchange contracts was not material.

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

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	March 31
	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(Millions of US dollars)

Long-term debt:
Floating	$105.0	$105.0	$—	$—
Fixed	—	—	121.7	133.8

Total	$105.0	$105.0	121.7	133.8

Fair values of long-term debt were determined by reference to the March 31, 2007 and 2006 market values for comparably rated debt instruments.

18.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fiber Cement manufactures and sells fiber cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. Other includes the manufacture and sale of fiber cement products in Chile (fiscal year 2005 only), the manufacture and sale of fiber cement reinforced pipes in the United States, fiber cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers(1)
	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

USA Fibre Cement	$1,262.3	$1,218.4	$939.2
Asia Pacific Fibre Cement	251.7	241.8	236.1
Other	28.9	28.3	35.1

Worldwide total from continuing operations	$1,542.9	$1,488.5	$1,210.4

	(Loss) Income from Continuing Operations
	Before Income Taxes
	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

USA Fibre Cement(2)	$362.4	$342.6	$241.5
Asia Pacific Fibre Cement(2)	39.4	41.7	46.8
Research and Development(2)	(17.1)	(15.7)	(17.5)
Other	(9.3)	(26.5)	(11.8)

Segments total	375.4	342.1	259.0
General Corporate(3),(4),(8)	(462.0)	(777.0)	(62.8)

Total operating (loss) income	(86.6)	(434.9)	196.2
Net interest expense(5)	(6.5)	(0.2)	(5.1)
Other expense	—	—	(1.3)

Worldwide total from continuing operations	$(93.1)	$(435.1)	$189.8

	Total Identifiable Assets March 31
	2007	2006
	(Millions of US dollars)

USA Fibre Cement	$893.0	$826.0
Asia Pacific Fibre Cement	199.3	170.4
Other	52.5	54.8

Segments total	1,144.8	1,051.2
General Corporate(6),(8)	983.3	394.2

Worldwide total	$2,128.1	$1,445.4

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Additions to Property,
	Plant and Equipment(7)
	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

USA Fibre Cement	$80.3	$154.5	$144.8
Asia Pacific Fibre Cement	10.5	6.6	4.1
Other	1.3	1.7	4.1

Worldwide total	$92.1	$162.8	$153.0

	Depreciation and Amortization
	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

USA Fibre Cement	$37.8	$32.4	$23.1
Asia Pacific Fibre Cement	10.1	10.0	10.1
Other	2.8	2.9	3.1

Worldwide total	$50.7	$45.3	$36.3

	Net Sales to Customers(1)
	Years Ended March 31
	2007	2006	2005
	(Millions of US dollars)

Geographic Areas
USA	$1,279.4	$1,233.7	$955.7
Australia	169.0	164.5	160.5
New Zealand	54.4	53.6	49.6
Other Countries	40.1	36.7	44.6

Worldwide total from continuing operations	$1,542.9	$1,488.5	$1,210.4

	Total Identifiable Assets
	March 31
	2007	2006
	(Millions of US dollars)

USA	$935.7	$870.3
Australia	127.1	108.5
New Zealand	23.1	18.7
Other Countries	58.9	53.7

Segments total	1,144.8	1,051.2
General Corporate(6),(8)	983.3	394.2

Worldwide total	$2,128.1	$1,445.4

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $10.8 million, $13.2 million and $7.6 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the USA Fiber Cement operating segment. Research and development

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

costs of $1.8 million, $2.3 million and $1.9 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $13.0 million, $12.3 million and $12.0 million in fiscal year 2007, 2006 and 2005, respectively, were expensed in the Research and Development segment. Research and Development costs of $0.3 million, $0.9 million and $0.1 million in fiscal year 2007, 2006 and 2005, respectively, were expensed in other segment. The Research and Development segment also included selling, general and administrative expenses of $4.1 million, $3.4 million and $5.5 million in fiscal year 2007, 2006 and 2005, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $25.9 million, $28.7 million and $21.6 million for the years ended March 31, 2007, 2006 and 2005, respectively.

(3)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

(4)	Includes costs of $13.6 million, $17.4 million and $28.1 million for SCI and other related expenses in fiscal years 2007, 2006 and 2005, respectively. See Note 12.

(5)	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

(6)	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

(7)	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

(8)	Included in General Corporate are asbestos adjustments of $405.5 million and $715.6 million for the years ended March 31, 2007 and 2006, respectively. Asbestos related assets at March 31, 2007 are $727.6 million and are included in the General Corporate segment. See Note 12.

Concentrations of Risk

The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s gross sales.

These three customers’ accounts receivable represented 58% and 60% of the Company’s trade accounts receivable at March 31, 2007 and 2006, respectively. The following are gross sales generated by these three customers, which are all from the USA Fiber Cement segment:

	Years Ended March 31
	2007	%	2006	%	2005	%
	(Millions of US dollars)

Customer A	$446.3	26.7	$426.2	35.0	$295.4	31.4
Customer B	172.3	10.3	168.5	13.8	131.8	14.0
Customer C	168.9	10.1	156.6	12.9	131.7	14.0

Total	$787.5		$751.3		$558.9

Approximately 17% of the Company’s fiscal year 2007 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-U.S. operations on translation into U.S. dollars.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

19.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reported in the consolidated balance sheets is $5.4 million and $(28.4) million as of March 31, 2007 and 2006, respectively. The balance sheet at March 31, 2007 includes $(2.7) million, net of tax benefit of $1.2 million, relating to the cumulative adjustment of unrecognized pension losses and cumulative foreign currency gains of $8.1 million, without any associated tax impact. The balance sheet at March 31, 2006 is comprised of cumulative foreign currency losses.

20.	Related Party Transactions

JHI NV Directors’ and Former Directors’ Securities Transactions

The Company’s Directors and Former Directors’ and their director-related entities held an aggregate of 210,530 ordinary shares and 271,561 ordinary shares at March 31, 2007 and 2006, respectively, and 3,914,544 options and 2,782,544 options at March 31, 2007 and 2006, respectively.

Supervisory Board members on December 12, 2006 and March 26, 2007 participated in an acquisition of shares at A$8.39 and A$8.50, respectively, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on September 25, 2006. Directors’ acquisitions were as follows:

Shares
Issued/Acquired

Director
D. DeFosset	—
B. Anderson	—
D. G. McGauchie AO	—
J. Barr(1)	1,651
J. R. H. Loudon	—
M. Hammes	—
R. van der Meer	—
Former Directors
M. Hellicar(2)	3,388
G. J. Clark	—
M. J. Gillfillan	—
M. R. Brown	—

Total	5,039

(1)	779 shares at A$8.39 and 872 shares at A$8.50

(2)	3,388 shares at A$8.39

The JHI NV dividends paid on July 6, 2006 and January 8, 2007 to Directors and their related entities were on the same terms and conditions that applied to other holders.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries

At March 31, 2007 and 2006, loans totaling $30,774, and $30,466, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan.

James Hardie Industries N.V. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2007 and 2006, repayments totaling $3,517 and $1,892, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of $117,688. Under the terms of the plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended March 31, 2007.

Payments Made to Directors and Director Related Entities of JHI NV during the Year

In August 2004, Former Chairman M Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters and was dissolved on March 31, 2005. In this role, she received a fee of nil and $33,777 for the years ended March 31, 2007 and 2006, respectively.

Former Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr. L. Gries’ brother. The agreement expired in June 2005 and payments of nil and $50,876 were made for the years ended March 31, 2007 and 2006, respectively. Mr. L. Gries has no economic interest in The Gries Group.

Payments made to Director and Director Related Entities of Subsidiaries of JHI NV

The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.

Payments of $4,507 and $8,829 for the years ended March 31, 2007 and 2006, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.

Payments totaling nil and $78,496 for the years ended March 31, 2007 and 2006, respectively, were made to M Helyar, R Le Tocq and N Wild who were directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totaling $5,364 and $4,984 for the years ended March 31, 2007 and 2006, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V. and Subsidiaries

Selected Quarterly Financial Data
(unaudited, not forming part of the consolidated financial statements)

This information furnished in the selected quarterly financial data for the years ended March 31, 2007 and 2006 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2007				Year Ended March 31, 2006
	By Quarter				By Quarter
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Millions of US dollars)

Net sales	$415.5	$411.4	$355.1	$360.9	$359.4	$376.6	$362.7	$389.8
Cost of goods sold	(257.8)	(256.2)	(228.8)	(227.1)	(214.1)	(239.3)	(234.0)	(250.3)

Gross profit	157.7	155.2	126.3	133.8	145.3	137.3	128.7	139.5

Operating income (loss)	68.9	41.0	19.3	(215.8)	86.9	76.4	64.4	(662.6)
Interest expense	(5.6)	(0.2)	(1.5)	(4.7)	(1.7)	(2.2)	(1.1)	(2.2)
Interest income	3.6	1.2	0.2	0.5	1.0	1.2	1.9	2.9

Income (loss) from continuing operations before income taxes	66.9	42.0	18.0	(220.0)	86.2	75.4	65.2	(661.9)
Income tax (expense) benefit	(32.3)	(20.9)	(26.0)	323.1	(30.3)	(27.8)	(24.5)	11.0

Income (loss) from continuing operations	34.6	21.1	(8.0)	103.1	55.9	47.6	40.7	(650.9)
Cumulative effect of change in accounting principle for stock-based compensation (net of $0.4 million of tax)	0.9	—	—	—	—	—	—	—

Net income (loss)	$35.5	$21.1	$(8.0)	$103.1	$55.9	$47.6	$40.7	$(650.9)

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on September 1, 2005 of James Hardie Industries N.V. (English Translation)(4)
2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities(3)
2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V.(3)
2.7	Common Terms Deed Poll dated June 15, 2005 between James Hardie International Finance B.V. and James Hardie Industries N.V.(3)
2.8	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.9	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier
2.10	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier(3)
2.11	Form of Extension Request for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier
2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier(3)
4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan(3)
4.2	Economic Profit and Individual Performance Incentive Plans(3)
4.3	JHI NV Stock Appreciation Rights Incentive Plan(3)
4.4	Supervisory Board Share Plan 2006(4)
4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006(4)
4.6	2005 Managing Board Transitional Stock Option Plan(4)
4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnities thereto(3)
4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnities thereto(3)
4.9	Form of Deed of Access to Documents, Indemnity and Insurance among James Hardie Industries N.V. and certain indemnitees thereto(3)
4.10	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Building Products Inc. and certain indemnities thereto(3)
4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia(2)
4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia(2)
4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia(2)
4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia(2)
4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand(2)
4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand(2)
4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005(4)
4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas(3)

Exhibit
Number	Description of Exhibits

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001(3)
4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc.(3)
4.21	Amended and Restated Final Funding Agreement dated November 21, 2006(5)
4.22	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006
4.23	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales and Bernard Douglas Banton dated December 21, 2005(4)
4.24	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. dated December 14, 2006
4.25	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006(4)
4.26	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006
4.27	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales dated December 14, 2006
4.28	Agreement for the Extraction and Sale of Silica dated November 1, 2002(6)
4.29	Contract for the Sale of Mineral Materials dated March 16, 2006 between Bureau of Land Management and James Hardie Building Products, Inc.(6)
8.1	List of significant subsidiaries of James Hardie Industries N.V.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm
15.2	Consent of KPMG Actuaries Pty Ltd
99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of June 7, 2007
99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002(3)
99.3	ASIC Class Order 02/311, dated November 3, 2002(3)
99.4	ASIC Modification, dated March 7, 2002(3)
99.5	ASIC Modification, dated February 26, 2004(4)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 2, 2003 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Annual report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(6)	Certain portions of the exhibit have been omitted and submitted to the SEC pursuant to a confidential treatment request filed on July 6, 2007.