Form 20-F/A
period 2007-03-31
HARDIE JAMES INDUSTRIES NV
filed 2007-08-07
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A No. 1

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
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common stock, represented by CHESS Units of Foreign Securities	New York Stock Exchange*
CHESS Units of Foreign Securities	New York Stock Exchange*
American Depositary Shares, each representing five units	New York Stock Exchange
of CHESS Units of Foreign Securities

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
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Explanatory Note
     This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 amends Item 16C. Principal Accountant Fees and Services to correct the fees paid for such fiscal year.
Item 16C. Principal Accountant Fees and Services
Fees Paid to Our Independent Registered Public Accounting Firm
Fees paid to our independent registered public accounting firm for services provided for fiscal years 2007, 2006 and 2005 were as follows:

	Fiscal Years Ended March 31,
	2007	2006	2005
	(In millions)
Audit Fees (1)	$2.1	$1.6	$3.1
Audit-Related Fees (2)	0.1	0.1	0.2
Tax Fees (3)	8.0	5.2	4.2

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During the fiscal year ended March 31, 2007, total audit fees also included fees for Sarbanes-Oxley compliance testing of $0.8 million. During the fiscal year ended March 31, 2005, total audit fees also included internal investigation fees of $1.9 million.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal year ended March 31, 2007.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.
Date: August 7, 2007	By:	/s/ Louis Gries
Louis Gries
Chief Executive Officer

Exhibit Index
Documents filed as exhibits to this Form 20-F/A No. 1:

Exhibit
Number	Description of Exhibits
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3