Form 20-F/A
period 2007-03-31
HARDIE JAMES INDUSTRIES NV
filed 2007-09-18
CIK 1159152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A No. 2

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

Explanatory Note
     This Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 includes an amended Exhibit 4.28. Based on correspondence we received from the Securities and Exchange Commission (“SEC”), we have been requested to furnish the counterparty’s name in Exibihit 4.28. Previously, this information was omitted from Exhibit 4.28 pursuant to a confidential treatment request filed separately with the SEC.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to such annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.
Date: September 18, 2007	By:	/s/ Louis Gries
Louis Gries
Chief Executive Officer

4

Exhibit Index
Documents filed as exhibits to this Form 20-F/A No. 2:

Exhibit
Number	Description of Exhibits
4.28	Agreement for the Extraction and Sale of Silica dated November 1, 2002 between Riverside Cement Company and Victorville Industrial Minerals, Inc (1)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(1)	Certain portions of this exhibit have been omitted and submitted to the SEC pursuant to a confidential treatment request filed on September 18, 2007.

5