Form 20-F
period 2008-03-31
HARDIE JAMES INDUSTRIES NV
filed 2008-07-08
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
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
Russell Chenu
(Contact name)
31 20 301 2980 (Telephone) 31 20 404 2544 (Facsimile)
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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 432,214,668 shares of common stock at March 31, 2008.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑                Accelerated filer ☐                Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Page
PART I	2

Item 1. Identity of Directors, Senior Management and Advisers	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Item 4. Information on the Company	24
Item 4A. Unresolved Staff Comments	49
Item 5. Operating and Financial Review and Prospects	49
Item 6. Directors, Senior Management and Employees	70
Item 7. Major Shareholders and Related Party Transactions	106
Item 8. Financial Information	108
Item 9. Listing Details	108
Item 10. Additional Information	110
Item 11. Quantitative and Qualitative Disclosures About Market Risk	122
Item 12. Description of Securities Other Than Equity Securities	124

PART II	124

Item 13. Defaults, Dividend Arrearages and Delinquencies	124
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	124
Item 15. Controls and Procedures	124
Item 16A. Audit Committee Financial Expert	125
Item 16B. Code of Business Conduct and Ethics	125
Item 16C. Principal Accountant Fees and Services	126
Item 16D. Exemptions from the Listing Standards for Audit Committees	126
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	127
Item 17. Financial Statements	127

PART III	128

Item 18. Financial Statements	128
Item 19. Exhibits	128
EXHIBIT 1.1
EXHIBIT 2.3
EXHIBIT 2.6
EXHIBIT 2.7
EXHBIIT 2.9
EXHIBIT 2.10
EXHIBIT 2.11
EXHIBIT 4.9
EXHIBIT 4.10
EXHIBIT 4.22
EXHIBIT 4.23
EXHIBIT 4.24
EXHIBIT 4.25
EXHIBIT 4.27
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 15.1
EXHBIIT 15.2
EXHIBIT 99.1

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
The term “fiscal year” refers to our fiscal year ended March 31 of such year; the term “dollars,” “US$” or “$” refers to U.S. dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the March 31, 2008 exchange rate of A$1.0903 to $1.0000. The term “msf” or “thousand square feet” refers to thousands of square feet, where a square foot is defined as a standard square foot of 5/16” thickness and the term “mmsf” or “million square feet” refers to millions of square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
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
Selected Financial Data
We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets as of March 31, 2008 and March 31, 2007, our consolidated statements of changes in shareholders’ equity as of March 31, 2008, March 31, 2007 and March 31, 2006 and our consolidated statements of operations and cash flows for the years ended March 31, 2008, 2007 and 2006, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”
The selected consolidated financial information summarized below for the five most recent fiscal years has been derived in part from JHI NV’s financial statements. You should read the selected consolidated financial information in conjunction with JHI NV’s financial statements and related notes contained in Item 18 and with the information provided in the section of this report entitled “Operating and Financial Review and Prospects” contained in Item 5. Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	Fiscal Years Ended March 31,
	2008		2007		2006		2005		2004
	(In millions, except sales price per unit and per share data)
Consolidated Statements of Operations Data:

Net Sales
USA Fiber Cement		$1,144.8		$1,262.3		$1,218.4		$939.2		$738.6
Asia Pacific Fiber Cement (1)		298.3		251.7		241.8		236.1		219.8
Other (2)		25.7		28.9		28.3		35.1		23.5

Total net sales		$1,468.8		$1,542.9		$1,488.5		$1,210.4		$981.9

Operating (loss) income (3)		$(36.6)		$(86.6)		$(434.9)		$196.2		$172.2
Interest expense		(11.1)		(12.0)		(7.2)		(7.3)		(11.2)
Interest income		12.2		5.5		7.0		2.2		1.2
Other (expense) income (4)		—		—		—		(1.3)		3.5

(Loss) income from continuing operations before income taxes		(35.5)		(93.1)		(435.1)		189.8		165.7
Income tax (expense) benefit		(36.1)		243.9		(71.6)		(61.9)		(40.4)

(Loss) income from continuing operations		$(71.6)		$150.8		$(506.7)		$127.9		$125.3

Net (loss) income		$(71.6)		$151.7		$(506.7)		$126.9		$129.6

(Loss) Income from continuing operations per common share — basic		$(0.16)		$0.32		$(1.10)		$0.28		$0.27
Net (Loss) income per common share — basic		$(0.16)		$0.33		$(1.10)		$0.28		$0.28
(Loss) income from continuing operations per common share — diluted		$(0.16)		$0.32		$(1.10)		$0.28		$0.27
Net (Loss) income per common share — diluted		$(0.16)		$0.33		$(1.10)		$0.28		$0.28
Dividends paid per share		$0.27		$0.09		$0.10		$0.03		$0.05
Return of capital per share		$—		$—		$—		$—		$0.15
Weighted average number of common shares outstanding
Basic		455.0		464.6		461.7		458.9		458.1
Diluted		455.0		466.4		461.7		461.0		461.4

Consolidated Cash Flow Information:

Cash flows provided by (used in) operating activities		$319.3		$(67.1)		$238.4		$219.4		$162.2
Cash flows used in investing activities		$(38.5)		$(92.6)		$(154.0)		$(149.8)		$(58.9)
Cash flows (used in) provided by financing activities		$(254.4)		$(136.4)		$118.7		$(27.2)		$(86.6)

Other Data:

Depreciation and amortization (5)		$56.5		$50.7		$45.3		$36.3		$36.4
EBITDA (6)		$19.9		$(35.9)		$(389.6)		$232.5		$208.6
Capital expenditures (7)		$38.5		$92.1		$162.8		$153.0		$74.1

Volume (million square feet) (8)
USA Fiber Cement		1,916.6		2,148.0		2,182.8		1,855.1		1,519.9
Asia Pacific Fiber Cement (1)		398.2		390.8		368.3		376.9		362.1

Average sales price per unit (per thousand square feet)
USA Fiber Cement		$597		$588		$558		$506		$486
Asia Pacific Fiber Cement (1)	A$	862	A$	842	A$	872	A$	846	A$	862

Consolidated Balance Sheet Data:

Net current assets (9)		$183.7		$259.0		$150.8		$180.2		$195.9
Total assets		$2,179.9		$2,128.1		$1,445.4		$1,088.9		$971.2
Total debt		$264.5		$188.0		$302.7		$159.3		$175.8
Common stock		$219.7		$251.8		$253.2		$245.8		$245.2
Shareholders’ (deficit) equity		$(202.6)		$258.7		$94.9		$624.7		$504.7

(1)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

(2)	Includes fiber cement manufactured and sold in Chile (through July 2005), fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and a roofing pilot plant in the United States (through fiscal year 2006). Our Chilean business was sold in July 2005. Our roofing pilot plant was closed and the business ceased operations in April 2006. Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008.

(3)	Operating loss in fiscal year 2008 includes $240.1 million of asbestos adjustments; $4.0 million of Asbestos Injuries Compensation Fund (which we refer to as the AICF) SG&A expenses; and $71.0 million of impairment charges. For fiscal years 2007, 2006 and 2005, operating (loss) income includes Special Commission of Inquiry and other related expenses of $13.6 million, $17.4 million and $28.1 million, respectively. In addition, operating loss in fiscal year 2007 includes $405.5 million related to asbestos adjustments. Operating loss in fiscal year 2006 includes $715.6 million related to the establishment of an asbestos provision and $13.4 million related to the impairment of our former roofing plant. For additional information on the asbestos adjustments and AICF SG&A expenses see Item 5, “Operating and Financial Review and Prospects” and Note 12 to our consolidated financial statements in Item 18. For additional information on the impairment charges for fiscal years 2008 and 2006, see Item 5, “Operating and Financial Review and Prospects” and Note 7 to our consolidated financial statements in Item 18.

Operating (loss) income also includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2006, an $0.8 million loss related to the disposal of our Chilean fiber cement business; (ii) for fiscal year 2005, $6.0 million consisting of a settlement loss of $5.3 million related to an employee retirement plan and a $0.7 million loss on the sale of land in Sacramento, California; and (iii) for fiscal year 2004, $2.1 million expense primarily related to an increase in cost provisions for our Australian and New Zealand business.

(4)	Other (expense) income consists primarily of the following: (i) for fiscal year 2005, the $1.3 million expense consisted of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partly offset by a $0.8 million gain on a separate investment; and (ii) for fiscal year 2004, the net gain achieved after accounting for income items, including a $4.5 million profit on the sale of our New Zealand property, was partially offset by expense items, including $3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch corporate structure.

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	EBITDA represents income from continuing operations before interest income, interest expense, income taxes, other non-operating expenses, net, described in footnote four above, cumulative effect of change in accounting principle, depreciation and amortization charges as follows:

	Fiscal Years Ended March 31,
	2008	2007	2006	2005	2004
	(In millions)
Net cash provided by (used in) operating activities	$319.3	$(67.1)	$238.4	$219.4	$162.2
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(318.9)	4.5	(789.1)	(60.8)	(50.7)
Change in operating assets and liabilities, net	(72.0)	214.3	44.0	(31.7)	18.1

Net (loss) income	(71.6)	151.7	(506.7)	126.9	129.6
(Income) loss from discontinued operations	—	—	—	1.0	(4.3)
Cumulative effect of change in accounting principle	—	(0.9)	—	—	—
Income tax expense (benefit)	36.1	(243.9)	71.6	61.9	40.4
Interest expense	11.1	12.0	7.2	7.3	11.2
Interest income	(12.2)	(5.5)	(7.0)	(2.2)	(1.2)
Other expense (income)	—	—	—	1.3	(3.5)
Depreciation and amortization	56.5	50.7	45.3	36.3	36.4

EBITDA	$19.9	$(35.9)	$(389.6)	$232.5	$208.6

EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by U.S. GAAP or as a measure of our profitability or liquidity. Not all companies calculate EBITDA in the same manner as we have and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, EBITDA has been adjusted for noncash charges, as well as non-operating income and expense items.

(7)	Capital expenditures includes both cash and credit purchases, and is for continuing businesses only.

(8)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

(9)	Total current assets less total current liabilities.

Risk Factors
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable. Such payments have reduced, and future payments will reduce, our funds available for capital expenditures on existing and new business opportunities, repayments of debt, payments of dividends or other distributions and may restrict our ability to access equity or debt capital markets. Such payments have also materially adversely affected, and will materially adversely affect, our business.
On November 21, 2006, JHI NV, the AICF, the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into a restated and amended Final Funding Agreement (which we refer to as the Amended FFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable. We have recorded an asbestos liability of $1.6 billion in our consolidated financial statements as of March 31, 2008, relating to our anticipated future payments to the AICF pursuant to the Amended FFA. Through March 31, 2008 we have made funding payments totaling A$184.3 million ($169.0 million) to the AICF, and we expect to pay an additional A$114.7 million ($109.2 million — converted at the June 24, 2008 exchange rate as prescribed in the Amended FFA) in funding payments to the AICF in fiscal year 2009. In addition, interest compensation of A$3.3 million will also be paid to the AICF in fiscal year 2009.
As a result of our obligation to make payments under the Amended FFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the funding paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.
See Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” for additional information concerning the Amended FFA.
Even though the Amended FFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the Amended FFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and the legislation introduced in New South Wales in connection with the Amended FFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (which we refer to as the ACC). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury

Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
Apart from the funding obligations arising out of the Amended FFA, it is possible that we could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against the Former James Hardie Companies. Although the ability of any claimants to initiate or pursue such suits is restricted by the legislation enacted by the NSW Government under the terms of the Amended FFA (see Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries”), we cannot predict with any certainty the outcome of any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI NV or another James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries for their past manufacture of asbestos-containing products, we may incur material liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. Any such additional liabilities could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Indemnification claims arising under certain indemnification agreements we have granted to third parties could have a material adverse effect on our business.
When we sold our former United States gypsum wallboard manufacturing facilities in April 2002, we agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business that exceed $5 million in the aggregate, subject to a $250 million in the aggregate limit. In addition, in connection with the separation of Amaca, Amaba and ABN 60 from the James Hardie Group, we agreed to indemnify ABN 60 Foundation Pty Ltd (which we refer to as ABN 60 Foundation) in perpetuity for any non asbestos-related legal claims made against ABN 60. We have not recorded any liabilities, or pledged any assets as collateral, for either of these indemnities. If we are required to pay out any indemnification claims under either of these indemnification agreements it could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The Amended FFA imposes certain non-monetary obligations which could materially adversely affect our business.
Under the Amended FFA, we are also subject to certain non-monetary obligations that could prove to be onerous or to otherwise materially adversely affect our ability to undertake proposed transactions or to pay dividends. For example, the Amended FFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Amended FFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Amended FFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The Amended FFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the Amended FFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the Australian Commonwealth Government), governments of the states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of Amaba, Amaca and ABN 60. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
If the Amended FFA is terminated, the NSW Government may pass legislation that would seek to impose liability on us for asbestos claims.
If the Amended FFA is terminated for any reason, the NSW Government has indicated that it may pass or attempt to pass legislation to impose liability on us for certain asbestos claims of the Former James Hardie Companies. The Australian Commonwealth Government and governments of other states and territories in Australia could also seek to introduce legislation seeking to have a similar effect. However, the Company has no detailed information as to the content of any such legislation. Any such legislation could materially adversely affect our financial position, liquidity, results of operations and cash flows.
In addition, if the Amended FFA is terminated without a suitable alternative having been reached, our financial position, liquidity, results of operations and cash flows could be materially adversely affected due to uncertainties surrounding our potential exposure to the asbestos-related liabilities of the Former James Hardie Companies, and any related liability which may arise by legislation which may be introduced by one or more of the Australian Commonwealth Governments, the NSW Government and other state and territory governments.
Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, unfavorable fluctuations in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar, will require us to pay more of our revenues to discharge our obligations under the Amended FFA. In addition, since our results of operations are reported in U.S. dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar will require us to expense the difference in the reported period in order to increase the amount of our asbestos liability on our balance sheet.
Approximately 14% and 11% of our net sales in fiscal years 2008 and 2007, respectively, were derived from sales in Australia. Payments pursuant to the Amended FFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Amended FFA. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian denominated annual payments to the AICF.
In addition, since our results of operations are reported in U.S. dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar may materially affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos liability on our balance sheet. For example, due to the strengthening of the Australian dollar compared to the U.S. dollar, we recorded an $87.2 million expense during fiscal year 2008 related to the impact of foreign exchange rate movements.
At March 31, 2008, there were no material forward exchange contracts outstanding to mitigate this risk. Accordingly, due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future and any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

Regulatory action and continued scrutiny resulting from ongoing investigations may have an adverse effect on our business.
Statutory notices previously issued by the Australian Securities and Investments Commission (which we refer to as ASIC) indicate that ASIC is conducting an investigation into suspected contraventions of certain provisions of Australian corporations and crimes legislation concerning the affairs of ABN 60, Amaca, Amaba and the Company during the period July 1, 1994 to October 31, 2004.
On February 14, 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (which we refer to as the Supreme Court) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act 2001 (which we refer to as the Corporations Act) relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.
In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Supreme Court thinks fit up to the limits specified in the Corporations Act. The Corporations Act presently limits such penalties to A$200,000 ($183,436) per contravention;

•	orders that former James Hardie Group directors or officers, including Mr. Michael Brown, Mr. Michael Gillfillan, Ms. Meredith Hellicar, Mr. Martin Koffel, Mr. Peter Macdonald, Mr. Philip Morley, Mr. Geoffrey O’Brien, Mr. Peter Shafron, Mr. Gregory Terry and Mr. Peter Willcox, be prohibited from managing an Australian corporation for such period as the Supreme Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion ($1.7 billion), for such amount as ABN 60, or its directors, consider, after giving careful consideration, is necessary to ensure that ABN 60 is able to pay its debts, as and when they fall due, and for such amount as ABN 60, or its directors, reasonably believe is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
ASIC stated in February 2007 that it would not pursue the claim for a deed of indemnity in favor of ABN 60 if the conditions precedent to the original Final Funding Agreement as announced on December 1, 2005 (which we refer to as the Original FFA) were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated November 21, 2006 have been satisfied. Despite this, ASIC has not agreed to withdraw the indemnity claim.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that we could become responsible for other amounts in addition to our own defense costs. However, at this stage, we believe that, although it is reasonably possible that such amounts will be incurred in the ASIC proceedings, the actual amount or range of amounts is not estimable and accordingly, as of March 31, 2008, we have not recorded any related reserves. See Item 4, “Information on the Company —Legal Proceedings,” for additional information on the ASIC proceedings. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may be liable for costs, penalties, fees and expenses incurred by current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the James Hardie Group to those persons.
We have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our Articles of Association also contain an indemnity for directors and officers and we have granted indemnities to certain of our former related corporate bodies which may require us to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates. It is our policy to expense legal costs as incurred and as of March 31, 2008, we had incurred $5.5 million of net expenses related to ASIC defense costs.

Now that proceedings have been brought against former directors and officers of the James Hardie Group, we have and will continue to incur further costs under these indemnities which may be material. Initially, we have obligations, or have offered, to advance funds in respect of defense costs and such advances have been and will continue to be made. Currently, a portion of the defense costs of the former directors are being advanced by third parties, with us paying the balance. Based on the information currently available, we expect this to continue absent any finding of dishonesty against any former director or officer. If such costs are not insured or substantially exceed the amount of the insurance that we maintain, our financial position, liquidity, results of operations and cash flows could be materially adversely affected, subject to any entitlement we might have to recover such costs from third parties.
Negative publicity may continue to adversely affect our business.
As a result of the events that were considered by the Special Commission of Inquiry (which we refer to as the SCI) and the ASIC proceedings, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. While such negative publicity has been significantly less frequent following our entry into the Original FFA, the potential for such negative publicity to increase in the future, for example, during the ASIC proceedings’ trial, cannot be eliminated. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.
We may have insufficient Australian taxable income to utilize tax deductions.
We may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from the funding payments under the Amended FFA to the AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the Amended FFA, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of March 31 of each year to determine expected asbestos-related personal injury and death claims to be funded under the Amended FFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions. For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. In addition, particularly during times of credit market downturns, it is possible that the investments of the AICF could decline in value. If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by KPMG Actuaries Pty Ltd (which we refer to as KPMG Actuaries) or the AICF investments decline in value, it is possible that pursuant to the terms of the Amended FFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We have experienced product bans and boycotts and have been subject to other measures taken in response to the events investigated by the SCI and could continue to experience product bans and boycotts in the future.
Following the release of the SCI report, the Australian Council of Trade Unions (which we refer to as the ACTU), UnionsNSW (formerly known as the Labour Council of New South Wales) and a representative of the asbestos claimants (which we collectively refer to as the Representatives) and others indicated that they would encourage or continue to encourage consumers and union members in Australia and elsewhere to ban or boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. As previously disclosed, our financial position, liquidity, results of operations and cash flows were affected by such bans and boycotts.
Pursuant to the Heads of Agreement signed on December 21, 2004 and the Original FFA signed on December 1, 2005 the Representatives agreed to use their best endeavors to achieve forthwith the lifting of all bans or boycotts on any products manufactured, produced or sold by the Company, and the Company and the Representatives signed a deed of release in December 2005 under which the Company agreed to release the Representatives and the members of the ACTU and UnionsNSW from civil liability arising in relation to bans or boycotts instituted as a result of the events described above. All bans and boycotts have now been lifted. However, if the Amended FFA is terminated, new bans or boycotts could be implemented against the Company’s products. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the Amended FFA and related legislation and agreements may result in litigation as to their interpretation or one or more of the parties to the agreements may seek to renegotiate their terms.
Certain legislation, the Amended FFA and related agreements, which govern the implementation and performance of the Amended FFA are complex and have been negotiated over the course of extended negotiation periods between various parties. There is a risk that, over the term of the Amended FFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the Amended FFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect the Company.
Due to the long-term nature of the Amended FFA, unforeseen events may result in one or more of the parties to the Amended FFA (including the Company) wishing to renegotiate the terms and conditions of the Amended FFA or any of the related agreements. Any amendments to the Amended FFA or related agreements in the future would require the consent of the Company, the Performing Subsidiary, the NSW Government and the AICF, and therefore may not be achieved.
Risk of certain Amended FFA tax conditions ceasing to be satisfied.
Despite the Australian Taxation Office (which we refer to as the ATO) rulings for the expected life of the Amended FFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the Amended FFA. We may elect to terminate the Amended FFA if certain tax conditions cease to be satisfied for more than 12 months. However, we do not have a right to terminate the Amended FFA if, among other things, the tax conditions cease to be satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions cease to be satisfied in a manner which does not permit us to terminate the Amended FFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which has ceased to be satisfied.

Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating losses and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Exposure to additional income tax liabilities due to audits could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
We are currently subject to audit and review in a number of jurisdictions in which we operate and have been advised that further audits may commence in the next 12 months. For example, the Internal Revenue Service (which we refer to as the IRS) is currently conducting an audit to determine whether we are in compliance with the limitation on benefits (which we refer to as the LOB) provision in the amended U.S. Netherlands Income Tax Treaty. If we are not in compliance, we will not be entitled to beneficial withholding tax rates on payments from our U.S. subsidiaries to certain of our Dutch companies. In addition, the ATO is auditing our Australian income tax return for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006. These and other audits are discussed in greater detail in the three risk factors immediately below.
Of the audits currently being conducted, none has progressed sufficiently to predict its ultimate outcome. We accrue income tax liabilities for these audits and reviews based on our knowledge of all relevant facts and circumstances, taking into account existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. It is reasonably possible that the amount of our unrecognized tax benefits could significantly increase or decrease within the next 12 months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations or other circumstances. At this time, we cannot make an estimate of the range of the reasonably possible change.
The amounts ultimately paid upon resolution of these examinations could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Netherlands income tax treaty to U.S. and Dutch taxpayers that qualify for those benefits. The IRS is auditing us in connection with our eligibility for those benefits on and after February 1, 2006 and has issued a notice of proposed adjustment asserting that we are not eligible.
On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty”; post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty applied to us and to our Dutch and U.S. subsidiaries until January 31, 2006. We believe that, under the LOB provision of the Original U.S.-NL Treaty, a 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties that our U.S. subsidiaries paid to JHI NV or our Dutch finance subsidiary. The LOB provision of the Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New U.S.-NL Treaty, those dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
Companies eligible for benefits under the New U.S.-NL Treaty qualify for a zero percent U.S. withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New U.S.-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing U.S. withholding taxes and for other treaty benefits. We changed our organizational and operational structure as of

January 1, 2006 to satisfy the requirements of the LOB provision of the New U.S.-NL Treaty and believe we are eligible for the benefits of the New U.S.-NL Treaty commencing February 1, 2006.
The IRS is currently conducting an audit to determine whether we satisfy those requirements and thus are entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies. As part of this audit process, on June 23, 2008, we announced that the IRS issued us a Notice of Proposed Adjustment (which we refer to as NOPA) that concludes we do not satisfy the LOB provision of the New U.S.-N.L. Treaty and that accordingly we are not entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies. We do not agree with the conclusions reached by the IRS, and we intend to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation.
If the IRS position ultimately were to prevail, we would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after February 1, 2006 by our U.S. subsidiaries to JHI NV or our Dutch finance subsidiary. In that event, we estimate we would owe approximately $37.0 million in additional tax for calendar years 2006 and 2007 plus, as of June 30, 2008, $3.0 million in interest and $7.0 million in penalties related to that tax. Interest will continue to accrue and compound daily at the published monthly Federal short term rate plus 3% until the issue is resolved or a deposit of the full amount of the tax, interest and penalties is made with the IRS or a bond for such amounts is posted. Penalties for calendar years 2006 and 2007 will continue to accrue at the rate of one-half percent per month up to a maximum of 25%. The $7.0 million accrued penalty through June 30, 2008 could continue to accrue to a maximum total of $13.0 million. Additional tax, interest and penalties would be payable for later calendar years and such amounts could be significantly more per year in later years than the amounts indicated in the NOPA for calendar years 2006 and 2007. As a result, our effective income tax rate will increase significantly for both past and future periods, which will materially adversely affect our financial position, liquidity, results of operations and cash flows.
In finalizing its audit of our fiscal year ended March 31, 2002 the ATO may issue amended assessments which may require substantial cash deposits to be made and substantial expenses to be incurred in appealing any assessment. In addition, if an assessment is ultimately upheld this also would materially and adversely affect our business.
On June 18, 2008 the ATO commenced proceedings in the Federal Court of Australia (which we refer to as the Federal Court) seeking the reinstatement of our former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (which we refer to as JHAF). The Federal Court will further consider the reinstatement of JHAF on July 18, 2008.
JHAF was deregistered on August 23, 2005 following a subsidiary’s voluntary winding up. We understand that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002.
We understand that it is the view of the ATO that an amended assessment issued to JHAF would comprise primary tax of A$101.5 million ($93.1 million), estimated penalties of A$50.8 million ($46.6 million) and as of June 30, 2008 estimated general interest charges (which we refer to as GIC) of A$88.0 million ($80.7 million). GIC will continue to accrue until the issue is resolved or a bond is posted.
Any reinstatement of JHAF would be likely to involve the appointment of a new liquidator, who would need to determine, among other things, whether and to what extent JHAF was able to put itself in a position to meet any ultimate tax liability assessed in respect of it.
We are considering our position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
If the ATO were successful in reinstating JHAF and if we are found to have, or otherwise accept, any liability for tax assessed solely against JHAF or if we are required to make payments on account of that tax while in dispute our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI), has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the ATO. In addition, if the assessment is ultimately upheld this also would materially and adversely affect our business.
In March 2006, RCI received an amended assessment from the ATO. The amended assessment is based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. The amended assessment originally was for A$412.0 million ($377.9 million). However, after two subsequent remissions of general interest charges (which we refer to as GIC), by the ATO, the total assessment was changed to A$368.0 million ($337.5 million), which includes: A$172.0 million ($157.8 million) as the primary tax after allowable credits; A$43.0 million ($39.4 million) in penalties (representing 25% of the primary tax); and A$153.0 million ($140.3 million) in GIC.
During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($168.8 million) and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2008, we have paid A$95.2 million ($87.3 million) of GIC to the ATO. This amount includes GIC of A$76.7 million ($70.3 million) paid as part of the payment of A$184.0 million ($168.8 million) towards the amended assessment in fiscal year 2007. On April 15, 2008, we paid an additional A$3.3 million ($3.0 million) in GIC in respect of the quarter ended March 31, 2008.
On May 30, 2007, the ATO disallowed our objection to RCI’s notice of amended assessment for RCI for the year ended March 31, 1999. On July 11, 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s appeal is presently scheduled to commence on December 8, 2008. We will continue to pursue all avenues of appeal to contest the ATO’s position in this matter. RCI may incur substantial legal and other expenses in pursuing this appeal.
As of March 31, 2008, we had not recorded any liability for the amended assessment as we believe that the requirements under Financial Accounting Standards Board (which we refer to as FASB) Interpretation No. 48 (which we refer to as FIN 48) for recording a liability have not been met. We have accounted for all payments made to the ATO as a deposit, see the line item “Deposit with Australian Taxation Office” in our consolidated balance sheets in Item 18. In addition, it is our intention to treat any payments to be made at a later date as a deposit. Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. In which case, our financial position, liquidity, results of operations and cash flows will be materially and adversely affected. See Item 4, “Information on the Company — Legal Proceedings” and Note 15 to the notes to our consolidated financial statements included in Item 18 for more information.
Under Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, could materially adversely affect our business.
We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under The Netherlands International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (which we refer to as FRR), a portion of its taxable profits from financing and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur a tax rate of approximately 13% to 15% on its qualifying financing and licensing income and a 25.5% statutory rate on all other income (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years), including any amounts involuntarily released from the FRR to cover any risks (including currency, bad debt and foreign branch losses) for which the FRR was established. The tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR pay for certain qualifying operating costs and expenditures and result in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialize or (2) if there are insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfy the requirements of The Netherlands International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
The European Commission (which we refer to as the Commission), the executive arm of the European Union (which we refer to as the EU), also reviewed the tax regimes of its member countries to identify tax concessions that the Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including The Netherlands International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including The Netherlands International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010.
We may reorganize our corporate structure by changing our place of incorporation and/or tax residency (which we refer to collectively as Domicile) and this may materially affect our financial position.
Our current Domicile is in The Netherlands.  As outlined above, we believe our Domicile provides certain tax benefits based on the New U.S.-NL Treaty and Dutch tax law. However, these benefits depend on our successful resolution of the IRS audit concerning our eligibility for the New U.S.-NL Treaty benefits and continued compliance with the New U.S.-N.L. Treaty LOB provisions and the FRR rules (see the risk factors above entitled “Tax benefits are available under the U.S.-Netherlands income tax treaty to U.S. and Dutch taxpayers that qualify for those benefits. The IRS is auditing us in connection with our eligibility for those benefits on and after February 1, 2006 and has issued a notice of proposed adjustment asserting that we are not eligible” and “Under Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, could materially adversely affect our business”). In addition, our Domicile in The Netherlands may make it more difficult to recruit qualified successors to our executives who would be required to be based in The Netherlands.
In response, we are evaluating whether or not we can or should change our Domicile. Although no decision to change our Domicile has been made, if we are able and choose to change our Domicile, it may have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Any change in Domicile will require us to incur significant costs including tax payments, advisor-related fees, administrative costs and other costs of which we are not yet aware. Although the amount of these costs cannot be reasonably determined at this time, if we change our Domicile such costs would be material.
If we change our Domicile, we will be subject to the laws and regulations of the country of our new Domicile which may result in potential additional liabilities and restrictions under the new tax, corporate, and securities regimes, and may affect the rights you have currently as a security holder of a company whose Domicile is in The Netherlands.
If we are classified as a “controlled foreign corporation” or a “passive foreign investment company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.
Our shareholders that are United States persons could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation” (which we refer to as a CFC) or a “passive foreign investment company” (which we refer to as a PFIC). For information regarding these consequences, see Item 10, “Additional Information — Taxation — United States Taxation.” In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect.

Our board of directors and senior management continue to devote significant attention to the Amended FFA, ASIC proceedings, tax audits and tax litigation.
Our board of directors, senior management and others within our organization continue to devote a significant amount of time and resources related to the Amended FFA, ASIC proceedings, tax audits and tax litigation, which are described in the risk factors above and elsewhere in this annual report on Form 20-F. To the extent we are required to devote time and resources to dealing with such issues rather than solely focusing on conducting our business, this could have a material adverse effect on our results of operations.
Substantial and increasing competition in the building products industry could materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
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
Fiber cement product prices in the United States, Australia and New Zealand have fluctuated for a number of years due to the entry into the market of new producers and competition from alternative products, among other reasons, and these prices could continue to fluctuate in the future. Because of the maturity of the Australian and New Zealand markets, prices in those markets could decline and sales volumes may not increase significantly or may decline in the future.
Historically, in addition to the manufacturing costs associated with our products, the overall costs of our products have been affected by changes in our product mix, the addition of proprietary products to our product mix and the operating efficiencies of our manufacturing facilities. For instance, unanticipated technical problems could impair our efforts to commission new equipment aimed at improving operating efficiencies. Additionally, the current state of the U.S. housing industry increases the possibility of further price pressures. Increased competition into any of the markets in which we compete, would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

If one or more of our fiber cement products fail to perform as expected or contain a design defect, such failure or defect, and any resulting negative publicity, could result in lower sales and may subject us to claims from purchasers or users of our fiber cement products.
Because our fiber cement products have been used only since the early-1980s, we cannot assure you that these products will perform in accordance with our expectations over an extended period of time or that there are no serious design defects in such products. If our fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects, and any resulting negative publicity, could result in lower sales of our products and may subject us to claims from purchasers or users of defective products, either of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims resulting from unforeseen defects in our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. As of March 31, 2008, we have accrued $17.7 million for such warranties. See the line items “Accrued product warranties” in our consolidated balance sheets and Note 11 to our consolidated financial statements in Item 18. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties and could have a material adverse effect on our business.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air and water quality of our plants, and the use, handling, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage and our failure to comply with air, water, waste, and other environmental regulations. In addition, we will continue to be liable for any environmental claims that arose while we owned or operated any of the three gypsum facilities that we sold in April 2002. Pursuant to the terms of our agreement to sell our gypsum business, we retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. See Item 10, “Additional Information — Material Contracts.”
In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at certain exposure levels is known or suspected to be associated with silicosis, potentially causing lung cancer and other adverse human health effects. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened. In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result potential users of our products decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.”
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we cannot make any assurances that the laws currently in place will not change. Also, if applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See Item 4, “Information on the Company — Legal Proceedings.”
Our business is dependent on the residential and commercial construction markets and we expect a slow down in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short to medium term.
Demand for our products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate. According to the U.S. Census Bureau, the United States housing starts continued to deteriorate in each quarter of calendar year 2007 in comparison to the same period in the prior year. New housing starts in calendar year 2007 were down 25% compared to calendar year 2006 and 35% from their peak in calendar year 2005. The National Association of Home Builders (which we refer to as the NAHB), and other analysts expect the new construction single-family residential segment to slow further in calendar year 2008. Based on the Housing Industry Association of Australia and InfoMetrics New Zealand, the short-term outlook is for residential construction activity to be flat in Australia and weaker in New Zealand. Any slow down in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, the level of activity in construction markets also depends on our ability to grow primary demand for fiber cement and convert sales of alternative materials to sales of fiber cement. Historically, in periods of economic decline, both new housing starts and residential remodeling also decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or a lack of substantial improvement in the economy of any of our geographic markets could materially adversely affect our financial position, liquidity, results of operations and cash flows. In addition, during periods of economic decline, we may have difficulty retaining our workforce which may, in turn, lead to additional costs such as the costs of deferred bonus programs and the training of new workers. Because of these and other factors, our results of operations may be subject to substantial fluctuations and the results for any prior period may not be indicative of results for any future period.
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
We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could have a material adverse effect on our business.
Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during both fiscal years 2008 and 2007 in the United States, pulp and cement prices rose. Market pulp prices rose by 11% and 16% in fiscal years 2008 and 2007, respectively, and the price we pay for cement increased by 3% and 7% in fiscal years 2008 and 2007, respectively. Pulp selling prices have increased primarily because of tight global supply and low inventory levels. As pulp is globally traded in U.S. dollars, the weakening of the U.S. dollar has also eroded profitability for producers outside of the United States. This has resulted in declining viability for less efficient softwood pulp producers, particularly in Canada, and this in turn has impacted global supply. Strengthening of currencies relative to the U.S. dollar (particularly in Asia and Europe) has also enabled pulp producers to push through higher U.S. pricing. In fiscal year 2008, strong increases in energy related costs including coal, diesel and electricity also adversely impacted materials which have a high energy cost component, including cement and quarrying products such as silica. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our business. In addition we may incur substantial expenses related to unsuccessful research and development efforts.
For fiscal years 2008, 2007 and 2006, our expenses for research and development were $27.3 million, $25.9 million and $28.7 million, respectively. We believe that investing in research and development is key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.
Demand for our products is subject to changes in consumer preference.
The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
In addition, our inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products, and when appropriate, become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

We rely on only a few customers to buy our fiber cement products and the loss of any customer could materially adversely affect our business.
Our top three customers in the United States represented approximately 59% of our total USA Fiber Cement gross sales in fiscal year 2008. Our top four customers in Australia and our top three customers in New Zealand accounted for approximately 47% and 78% of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2008. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favorable pricing terms or for any other reasons, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our ability to pay you dividends is dependent on Dutch law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
Under Dutch corporate law, a Dutch company is able to pay dividends up to the amount of its FDRs which are determined under applicable accounting principles generally accepted in The Netherlands (which we refer to as Dutch GAAP). We believe that our current corporate structure has allowed us to maintain sufficient levels of FDRs to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time. However, transactions or events could cause a reduction in our FDRs, resulting in our inability to pay dividends over our securities, which could have a material adverse impact on the market value of the securities that you have invested in.
Because our intellectual property and other proprietary information may be or may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.
Natural disasters could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.
We rely on a continuous power supply and availability of utilities to conduct our operations, and any shortages or interruptions could disrupt our operations and increase our expenses.
In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments, of a material nature, could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because we have significant operations outside of the United States and report our earnings in U.S. dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 22% and 17% of our net sales in fiscal years 2008 and 2007, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies. Although we may enter into such financial instruments from time to time in order to attempt to manage our market risks, we did not have any material interest rate swaps or forward exchange contracts outstanding as of March 31, 2008. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks and interest rate risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See also Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, unfavorable fluctuations in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar, will require us to pay more of our revenues to discharge our obligations under the Amended FFA. In addition, since our results of operations are reported in U.S. dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar will require us to expense the difference in the reported period in order to increase the amount of our asbestos liability on our balance sheet.” Any of these factors could materially affect our financial position, liquidity, results of operations and cash flows.

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
Because we are incorporated under Dutch law, you may not be able to effectively seek legal recourse against us or our management and you may have difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.
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
The issuance of shares of common stock or the grant of options to acquire shares of common stock could dilute the value of your shares and materially adversely affect the price of our common stock.
The authority to issue shares and to grant rights (e.g. options) to subscribe for shares, up to the amount of authorized share capital has been delegated to our Supervisory Board subject to the approval of the Joint Board. Accordingly, our Supervisory Board could decide to issue shares or grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, without shareholder approval, which could dilute the value of your shares and materially adversely affect the price of our common stock.
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
If we experience labor disputes or interruptions, as we have from time to time in the past, our operations may be disrupted and our business may be materially adversely affected.
As of May 31, 2008, approximately 28%, or 155, of our employees in Australia1 and approximately 52%, or 105, of our employees in New Zealand were represented by labor unions. Our unionized employees are covered by a range

[1]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

of federal and state-based agreements in Australia and other agreements in New Zealand. Two Australian labor agreements applying to our NSW operation expired in June 2006, one of which was subsequently renewed for two years (until September 2008) and the other is still in negotiation. In addition, we renegotiated one labor agreement for our Queensland (Meeandah) plant which now expires in October 2008. Our New Zealand labor agreement expires in September 2009. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on the operation. If we were to experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.
In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.
We are dependent upon our key management personnel for our future success.
Our success depends to a significant extent on the continued contributions of our Amsterdam-based executives for the management of our business and development and implementation of our business strategy. Our ability in the future to recruit qualified successors for our Amsterdam-based executives may be more difficult than it may be for U.S. based companies in our industry due to the location of our corporate offices in The Netherlands. The loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.
Forward-Looking Statements
This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission (which we refer to as the SEC), on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; risks of conducting business internationally; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Item 4. Information on the Company
History and Development of the Company
Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”), or private limited liability company, to a “naamloze vennootschap” (a “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is +31 20 301 2980. Our agent in the United States is CT Corporation. Their office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.
Corporate Restructuring
On July 2, 1998, James Hardie Industries Limited (which we refer to as JHIL or ABN 60), now called ABN 60 Pty Limited, which was then a public company organized under the laws of Australia and listed on the ASX, announced a plan of reorganization and capital restructuring (which we refer to as the 1998 Reorganization).
James Hardie N.V. (which we refer to as JHNV) was incorporated in August 1998 as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of ABN 60. On October 16, 1998, the shareholders of ABN 60 approved the 1998 Reorganization. We began our restructuring in November 1998, primarily to address the structural imbalance and resulting operational, financial and commercial issues associated with the increasing significance and growth opportunities of our U.S. operations and the location of corporate management and our shareholder base in Australia. At that time, we successfully completed:
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
In February 2001, ABN 60, or JHIL, established the Medical Research and Compensation Foundation (which we refer to as the Foundation) by gifting A$3.0 million ($1.7 million based on the March 31, 2001 exchange rate of A$1.7989 to US$1.0000) in cash and transferring ownership of Amaca and Amaba to the Foundation.
On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring (which we refer to as the 2001 Reorganization). On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:
•	the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds in the future if ABN 60 needed such funds to maintain its solvency;

•	the listing of the shares of JHI NV represented by CUFS on the ASX and the listing of ADRs, representing CUFS, which in turn represent shares of JHI NV, on the NYSE; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V. (which we refer to as JHIF BV).
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
During fiscal year 2003:
•	JHI NV and ABN 60 cancelled the partly-paid shares. The decision to cancel the partly-paid shares was taken by the directors of ABN 60 who did so based on a determination that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors, including Amaba and Amaca, which, under the terms of the Deed of Covenant and Indemnity, were creditors of ABN 60 only to the extent of the limited financial obligations under that Deed. The directors of ABN 60, after due consideration of ABN 60’s financial position, determined that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors;

•	ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries; and

•	Following the consolidation of the operating assets of the James Hardie Group under JHI NV and JHNV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. At that time, the cash position of the Company had improved significantly as a result of the sale of the Company’s gypsum business in the United States and the impending sale of a gypsum mine in Nevada. On March 31, 2003, following a review of all available options to address this issue and after a thorough review had been conducted to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to the ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 was managed by independent directors and operated entirely independently of the Company. During fiscal year 2006, we completed a further restructuring which we believe will enable us to continue paying dividends and continue realizing benefits available under the Dutch Financial Risk Reserve regime. See Item 3, “Key Information — Risk Factors.”
The 2006 reorganization consisted of the following: The subsidiary that owns our United States operations issued a second series of shares to a new subsidiary of JHIF BV. Our United States operations are now partly owned by JHI NV and the new subsidiary of JHIF BV. We expect that dividends paid to the new subsidiary of JHIF BV will be used to fund our ongoing obligations pursuant to the Amended FFA, to the AICF, through the Performing Subsidiary, while dividends paid to JHI NV will be available for other corporate purposes.
The following is a simplified diagram of our current corporate structure:
Consolidation of the AICF
In February 2007, the Amended FFA was approved by our shareholders to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable. After the Amended FFA was approved, shares in Amaca and Amaba were transferred from the Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.
Although we have no legal ownership in the AICF, we have contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Amended FFA. The Amended FFA results in the Performing Subsidiary having a contractual liability to pay the initial funding and ongoing annual payments to the AICF, subject to the terms and conditions of the Amended FFA, including application of the cash flow cap. These payments to the AICF will result in us having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the AICF with respect to Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

Due to our variable interest in the AICF we consolidate the AICF in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” See Note 2 to our consolidated financial statements in Item 18.
Recent Developments (events occurring after April 1, 2008)
On April 2, 2008, we announced our Supervisory Board’s approval of the engagement of Ernst & Young LLP as our external auditor for the year ending March 31, 2009. We will be seeking shareholder ratification of the selection of Ernst & Young LLP as our external auditor at our Annual General Meeting (which we refer to as AGM) in August 2008.
On May 22, 2008, we announced plans to cease production at our Plant City, Florida Hardie Pipe manufacturing facility in the United States. As a result, we recorded an asset impairment of $25.4 million in fiscal year 2008. See Item 5, “Operating and Financial Review and Prospects” and Note 7 to our consolidated financial statements in Item 18.
On June 18, 2008, the ATO commenced proceedings in the Federal Court of Australia seeking the reinstatement of our former wholly-owned subsidiary JHAF. We are considering our position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up. See Item 3, “Key Information — Risk Factors”, Item 4, “Information on the Company — Legal Proceedings” and Note 14 to the notes to our consolidated financial statements included in Item 18 for more information.
On June 23, 2008, we announced that the IRS issued us a NOPA that concludes that we do not satisfy the LOB provision of the New U.S.-N.L. Treaty and that accordingly we are not entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies. We do not agree with the conclusions reached by the IRS, and we intend to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. See Item 3, “Key Information — Risk Factors”, Item 4, “Information on the Company — Legal Proceedings” and Note 14 to the notes to our consolidated financial statements included in Item 18 for more information.
Board and Management Changes
Effective May 7, 2008, Mr. Robert Cox was appointed as our Company Secretary and as a member of our Managing Board.
Effective May 19, 2008, Mr. David Harrison was appointed as a non-executive director of our Joint and Supervisory Boards.
Effective May 23, 2008, Mr. Steve Ashe, Vice President — Investor Relations, separated from the Company.
Mr. Donald DeFosset will be resigning from our Joint and Supervisory Boards effective August 31, 2008.
Mr. James Loudon will resign from our Joint and Supervisory Boards immediately after the AGM in August 2008.
General Overview of Our Business
Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry for the past three years according to NAHB’s Builder Practices Reports – Siding Usage/Exterior Wall Finish In New Construction and Consumer Practices Reports – Siding Usage/Exterior Wall Finish In Repair & Remodel (which we refer to as the NAHB’s Builder Practices Reports). Based on our knowledge, experience and third-party data regarding our industry, we estimate that the total U.S. industry shipments of fiber cement siding was between 1.4 and 1.5 billion square feet during fiscal year 2008, a decrease of approximately 7 to 13% from fiscal year 2007. Based on our knowledge, experience and third-party data, we estimate that we have 35 to 45% of the U.S. backerboard market. We market our fiber cement products and systems under various Hardie brand names and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie and Cemplank® siding (we also formerly marketed siding under the brand name Sentry® siding). We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard.
The sale of fiber cement products in the United States accounted for 78%, 82% and 82% of our total net sales from continuing operations in fiscal years 2008, 2007 and 2006, respectively.
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
In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2008, we sold approximately 12%2 of the estimated total 9.6 to 9.8 billion square foot2 U.S. exterior siding market (all types of siding; excludes fascia, trim and soffit).
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,
	2008	2007	2006
		(In millions)
USA Fiber Cement	$1,144.8	$1,262.3	$1,218.4
Asia Pacific Fiber Cement	298.3	251.7	241.8
Other	25.7	28.9	28.3

Total	$1,468.8	$1,542.9	$1,488.5

Industry Overview
U.S. Housing Industry and Fiber Cement Industry
In the United States, fiber cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts decreased from approximately 1.80 million in calendar year 2006 to approximately 1.35 million in calendar year 2007 and residential remodeling and repair expenditures decreased from approximately $228.2 billion in calendar year 2006 to approximately $226.4 billion in calendar year 2007, as preliminarily reported in the U.S. Census Bureau on May 1, 2008. However, other indicators of residential repair and remodeling activity reflect a steeper decline, such as year-over-year sales at The Home Depot and Lowe’s which both sell building materials estimated to be predominantly to the repair & remodeling market segment.
Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding was between 1.4 and 1.5 billion square feet during fiscal year 2008, a decrease of approximately 7 to 13% from fiscal year 2007. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco. See Item 3, “Key Information — Risk Factors.”

[2]	Actual siding usage reports from NAHB for calendar year 2007 will not be available until August and November 2008.

In the United States, the largest application for fiber cement products is in the external siding industry. Based on the NAHB’s Builder Practices Reports, for the past three years, fiber cement has been one of the fastest growing segments (in terms of market growth) of the siding industry. Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are vinyl, stucco, fiber cement, solid wood, and brick. Vinyl has the largest share of the siding market. In recent years, based on the NAHB’s Builder Practices Reports, fiber cement has been gaining market share against vinyl and wood, and this is believed to be due to a number of reasons, including aesthetics, durability concerns and lower maintenance requirements compared to wood.
International Fiber Cement Industry
In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics (which we refer to as the ABS) total dwelling commencements in Australia declined from 165,336 in calendar year 2004 to 148,880 in calendar year 2007. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2004 to calendar year 2007 for a total increase over this period of approximately 9%. According to Statistics New Zealand, new dwellings authorized in New Zealand declined from approximately 31,423 in calendar year 2004 to 25,544 in calendar year 2007. Residential renovation activity in New Zealand has increased from calendar year 2004 to calendar year 2007 for a total increase over this period of approximately 19%. The Housing Industry Association of Australia and InfoMetrics New Zealand believe new housing construction and renovation activity are expected to soften over the short to medium term in Australia and New Zealand, respectively.
Fiber cement products have, across a range of product applications, gained broader acceptance in Australia and New Zealand than in the United States, primarily due to earlier introduction in Australia and New Zealand. Former subsidiaries of ABN 60 developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe production ceased in early 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also growing. Competition continues to intensify in New Zealand as fiber cement imports have become more cost competitive with the strengthening New Zealand dollar, resulting in increasingly competitive market pricing. See Item 3, “Key Information — Risk Factors.”
In the Philippines and other Asian and Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, external facades, internal walls, ceilings, floors, and soffits. The residential building industry represents the principal market for fiber cement products. In general, fiber cement products have, across a range of product applications, gained broader acceptance in these regions over the last 10 years. However, in some of the developing markets, gypsum usage has increased and penetrated into fiber cement applications. Fiber cement and asbestos cement facilities are located throughout Asia and exporting between countries is common practice. Management believes that fiber cement has good long-term growth potential because of the benefits of framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fiber cement will be attractive to some consumers in some of these markets.

In Europe, fiber cement building products are used in both residential and commercial building industries with applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments except roofing and promote the use of fiber cement products against traditional masonry, gypsum based products and wood based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fiber cement in Europe is favorable in light of stricter insulation requirements driving demand for advanced cladding systems and better building practices increasing the use of fiber cement in interior applications.
Products
We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. In July 2005, we sold our Chilean fiber cement business. In fiscal year 2004, we commenced our European fiber cement business by distributing our fiber cement products in the United Kingdom and France. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.
We offer a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, fencing, decorative columns, flooring, soffit lining and ceiling applications.
We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Hardietrim™ plank. Hardietrim™ plank is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Hardietrim™ plank was launched in fiscal year 1999, with the introduction of Hardietrim HLD® plank, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Hardietrim™ plank was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.
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
We also manufacture fiber cement pipes in Australia.

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
During fiscal year 2006, we added Moldblock™ Protection to our EZGrid® underlay and Hardiebacker™ sheets. During fiscal year 2008, we introduced Artisan® Lap siding, Artisan™ Trim and HardieWrap™ weather barrier. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners.
In Australia and New Zealand, new products released over the past five years include EziGrid® tile underlay, Eclipsa™ eaves lining, Linea™ weatherboard, ExoTec® facade panel, Axon® cladding, Matrix™ cladding, Scyon® trim and Scyon® Wet Area Flooring (in Australia only) and Monotek® facade panel, ShingleSide panel and CLD Cavity Battens (in New Zealand only).
In the Philippines, new products released over the past five years include Hardisenepa™ Fascia Board, Hardiplank® Siding, Hardifloor™ Boards and Hardipattern™ Boards.
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
Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries abroad covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Item 3, “Key Information — Risk Factors.” During both fiscal years 2008 and 2007 we experienced cost increases related to increases in the price of pulp. We have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fiber cement plant hold between one and three days of our cement requirements. During fiscal years 2008 and 2007 we experienced cost increases related to increases in the price of cement. In fiscal year 2008, strong increases in energy related costs including coal, diesel and electricity also adversely impacted materials which have a high energy cost component, including cement and quarrying products such as silica. We continue to evaluate options on agreements with suppliers for the purchase of cement that could fix our cement prices over longer periods of time.
Water. We use local water supplies and seek to process all wastewater to comply with environmental requirements.
Sales, Marketing and Distribution
The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and increasingly in parts of Europe, including the United Kingdom and France. In addition, we sell fiber cement products in many other countries, including Belgium, China, Denmark, Germany, Hong Kong, India, Indonesia, Ireland, Malta, the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates), The Netherlands, Norway, various Pacific Islands, South Africa, South Korea, Spain, Sri Lanka, Switzerland, Taiwan, Turkey and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines, Europe and Canada. The customer service infrastructure includes inbound customer service support coordinated nationally in each country (customer service support for Canada is based out of the United States), and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top three U.S. customers accounted for approximately 59% of our total USA Fiber Cement gross sales in fiscal year 2008. See Item 3, “Key Information — Risk Factors.” In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process, which is generally used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. Physical distribution of product in each country is primarily by road or sea transport, except for in the United States where transportation is primarily by road and a small use of rail.
We maintain dedicated regional sales management teams in our major sales territories. As of May 31, 2008, the sales teams (including telemarketing staff) consisted of approximately 368 people in the United States and Canada, 72 people in Australia, 21 people in New Zealand, 36 people in the Philippines, and 28 people in Europe. We also employ one person based in Taiwan who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are individuals who may specialize in siding products or interior products, although recent reorganizations have integrated many of these individuals into collaborative teams. Some interior products sales representatives provide in-store merchandising support for home center retailers.
We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.
Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install James Hardie® products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products. See Item 3, “Key Information — Risk Factors.”

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
Fiber cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) by sea transport. A regional sales management team managed out of the Philippines is responsible for coordinating export sales into Asia and the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar). A regional sales coordinator based in New Zealand is responsible for export sales to the Pacific and Papua New Guinea.
Research and Development
We pioneered the successful development of cellulose reinforced fiber cement and, since the 1980s, have progressively introduced products resulting from our proprietary product formulation and process technology. We have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2008, we spent $27.4 million or approximately 1.9% of total net sales, in research and development activities. This amount included $0.1 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2007, we spent $30.0 million or approximately 1.9% of total net sales, in research and development activities. This amount included $4.1 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. In fiscal year 2006, we spent $32.1 million, or approximately 2.2% of total net sales, in research and development activities. This amount included $3.4 million of amounts classified as selling, general and administrative expenses for U.S. GAAP purposes. See Item 3, “Key Information — Risk Factors.”
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
as well as analogous state, regional and local regulations. Other countries also have statutory schemes relating to the protection of the environment.
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

Organizational Structure
JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.
The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of May 31, 2008.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie International Finance B.V.	Netherlands
James Hardie International Finance Holdings Sub I B.V.	Netherlands
James Hardie International Finance Holdings Sub II B.V.	Netherlands
James Hardie International Holdings B.V.	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited.	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie Research Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia
Capital Expenditures and Divestitures
The following table sets forth our capital expenditures, calculated on an accrual basis, for each year in the three-year period ended March 31, 2008.

	Fiscal Years Ended March 31,
	2008	2007	2006
		(In millions)
USA Fiber Cement	$31.3	$80.3	$154.5
Asia Pacific Fiber Cement	5.6	10.5	6.6
Chile, U.S. Pipes, U.S. Roofing and Europe (1)	1.6	1.3	1.7

Total Capital Expenditures	$38.5	$92.1	$162.8

(1)	In July 2005, we sold our fiber cement business located in Chile; in April 2006, we closed our roofing pilot plant located in Fontana, California; and in May 2008, we closed our pipes plant located in Plant City, Florida. For further information See Note 7 to our consolidated financial statements in Item 18.
The significant capital expenditure projects over the past three fiscal years in our USA Fiber Cement business include:
•	construction of a new fiber cement manufacturing plant in Pulaski, Virginia which began in March 2005. The plant includes two manufacturing lines, each with an annual design capacity of 300 million square feet. At the end of fiscal year 2006, we completed construction on the first manufacturing line and, in April 2006, we commenced commercial production on this line. In May 2006, we completed construction on the second manufacturing line. However, we have not yet commissioned or commenced commercial production on this second manufacturing line. The plant produces external siding and interior backerboard products for new residential construction, repair and remodel and manufactured housing markets. As of March 31, 2008, we have incurred $105.7 million related to the construction of our Pulaski, Virginia plant;

•	the continued implementation of our ColorPlus® strategy. This strategy includes constructing additional ColorPlus® coating capacity inside our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® line at our Blandon, Pennsylvania plant. In fiscal year 2007, we completed construction of, and commenced production on, new ColorPlus® lines at our Reno, Nevada and Pulaski, Virginia plants. In fiscal year 2008, we suspended production at our Blandon, Pennsylvania plant. As of March 31, 2008, we have incurred $52.1 million related to our ColorPlus® strategy;

•	commencement of a new finishing capability on a new product line in fiscal year 2007. As of March 31, 2008 we have incurred $18.8 million related to this project;

•	the addition of a new fiber cement plant in Reno, Nevada at a cost of $58.0 million, which occurred during fiscal years 2006, 2005 and 2004; and

•	the addition of a new trim line at our Peru, Illinois plant. As of March 31, 2005, we were in pre-production and in fiscal year 2006 we commenced the ramp-up of this new trim line. As of March 31, 2007, this project was completed and we had incurred a total cost of $59.0 million related to the construction of this new trim line. These expenditures primarily occurred during fiscal years 2006, 2005 and 2004.
In addition, in fiscal year 2006 we commenced our implementation of a new ERP software system. As of March 31, 2008, we have incurred $14.7 million related to this project.
In fiscal year 2006, we spent $3.5 million to upgrade our fiber cement manufacturing plant at Rosehill in Sydney. The purpose of the upgrade was to improve production line efficiencies in order to increase productivity and cost savings.
We currently expect to spend approximately $40 million to $60 million in fiscal year 2009 for capital expenditures, including facility upgrades and the implementation of new fiber cement technologies. We expect to fund our capital expenditures through a combination of internal cash and funds from our credit facilities.
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
Property, Plant and Equipment
We estimate that our manufacturing plants are among the largest and lowest cost fiber cement manufacturing plants in the United States. We believe that the location of our plants positions us near growth markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.
Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania and Summerville, South Carolina facilities, which maintain a closed loop system). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received notices of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices, including the payment of any associated minor fines. See Item 3, “Key Information — Risk Factors.”

Plants and Process
We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

Existing Annual
Location	Design Capacity (1)
Fiber Cement (in million square feet)
United States
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	560
Waxahachie, Texas	360
Blandon, Pennsylvania (2)	200
Summerville, South Carolina	190
Reno, Nevada	300
Pulaski, Virginia (3)	600

Total United States	3,390
Australia
Sydney, New South Wales (4)	180
Brisbane, Queensland (Carole Park) (4) (6)	120

Total Australia	300
New Zealand
Auckland (5)	75
The Philippines
Manila	145

Total Fiber Cement Flat Sheet	3,910

Fiber Reinforced Concrete Pipes (in tons) (7)
Plant City, Florida (pipes) (8)	—
Brisbane, Queensland (Meeandah) (4) (6)	50,000

Total Fiber Reinforced Concrete Pipes	50,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilization at each plant. See below for a description of average capacity utilization rates for our fiber cement plants by country. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

(2)	On October 31, 2007, we announced plans to suspend production at our Blandon, Pennsylvania plant. See Note 7 to the notes to our consolidated financial statements included in Item 18 for more information.

(3)	Our plant in Pulaski, Virginia has two manufacturing lines with a total annual design capacity of 600 million square feet (300 million square feet per line). Both manufacturing lines have been completed, however, currently only one line, with a capacity of 300 million square feet, has commenced commercial production.

(4)	Prior to March 2004, the land and buildings on which these facilities are located were leased on a long-term basis from Amaca. In March 2004, various subsidiaries of Multiplex Property Trust (which we collectively refer to as Multiplex) an unrelated third party, acquired the land and buildings related to these three fiber cement manufacturing facilities from Amaca. The land and buildings on which these facilities are located are leased on a long-term basis from Multiplex.

(5)	Prior to March 2004, the land and buildings on which this facility is located were leased on a long-term basis from Studorp Limited or Studorp. In March 2004, Multiplex acquired the relevant land and buildings from Studorp. On June 30, 2005, an unrelated third party, the Location Group Limited, acquired the relevant land and buildings from Multiplex. Penrose Land Limited, a company within the Location Group Limited, took over as landlord in respect of the lease of the land and buildings to James Hardie New Zealand Limited.

(6)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(7)	Pipe and column capacity is measured in tons rather than million square feet.

(8)	Our Plant City, Florida Pipe plant ceased operations in May 2008.
While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. Many of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilization, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas plant, we own all of our fiber cement sites and plants located in the United States. The lease for the Waxahachie, Texas site and plant expires on March 31, 2020, at which time we have an option to purchase the plant. In 1998, we entered into lease agreements with a former subsidiary, now owned by the AICF, for all of our fiber cement sites located in Australia. In March 2004, various subsidiaries of Multiplex Property Trust (which we collectively refer to as Multiplex) acquired the land and buildings related to the three fiber cement manufacturing facilities from the former subsidiary. Prior to that acquisition, we renegotiated the three leases with Multiplex. Upon completion of the acquisition and subsequent transfer of title to Multiplex, Multiplex assumed the responsibility of landlord under each of the amended leases. One of the leases for our Australian sites expires on March 22, 2016 with an option to renew the lease for two further terms of 10 years expiring in March 2036. The other two leases for our Australian sites expire on March 22, 2019 and contain options to renew for two further terms of 10 years expiring in March 2039. There is no purchase option available under our leases related to our Australian sites. In addition, in March 2004, we entered into a lease agreement with Multiplex for our fiber cement site located in New Zealand. On June 30, 2005, an unrelated third party, the Location Group Limited, acquired the land and buildings related to the fiber cement manufacturing facilities in New Zealand from Multiplex and we now make lease payments related to this site to the Penrose Land Limited, a company within the Location Group Limited, as landlord under the lease. The leases for our New Zealand facilities expire on March 22, 2016, at which time we have an option to renew the lease for two further terms of 10 years expiring in March 2036. There is no purchase option available under our leases related to our New Zealand facilities. We own our pipe plant in the United States. In addition, we own 40% of the land on which our Philippines fiber cement plant is located, and 100% of the Philippines plant itself.
For fiscal year 2008, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization (1)
United States	59%
Australia	76%
New Zealand	72%
Philippines	77%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.

Mines
We lease silica quartz mine sites in Tacoma, Washington; Reno, Nevada; and Victorville, California. Our lease for our quartz mine in Tacoma, Washington expires in February 2010 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in May 2011 (with options to renew or purchase). The lease for our silica quartz mine site in Victorville, California expires in July 2015.
Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the Amended FFA are described in Note 2 to our consolidated financial statements in Item 18.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Fiscal Years Ended March 31,
(In millions)	2008	2007	2006
Change in estimates
Change in actuarial estimate – asbestos liability	$(175.0)	$50.3	$—
Change in actuarial estimate – insurance receivable	27.4	(22.6)	—
Change in estimate – AICF claims-handling costs	(6.5)	0.8	—
Change in estimate – Other	1.2	—	—

Subtotal – Change in estimates	(152.9)	28.5	—

Effect of foreign exchange	(87.2)	(94.5)	—
Tax impact related to the implementation of the Amended FFA	—	(335.0)	—
Initial recording of provision at March 31, 2006	—	—	(715.6)
Other adjustments	—	(4.5)	—

Total Asbestos Adjustments	$(240.1)	$(405.5)	$(715.6)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability.”

	March 31,
(In millions)	2008	2007
Asbestos liability – current	$(78.7)	$(63.5)
Asbestos liability – non-current	(1,497.8)	(1,225.8)

Asbestos liability – Total	(1,576.5)	(1,289.3)

Insurance receivable – current	14.1	9.4
Insurance receivable – non-current	194.3	165.1

Insurance receivable – Total	208.4	174.5

Workers’ compensation asset – current	6.9	2.7
Workers’ compensation asset – non-current	78.5	76.5
Workers’ compensation liability – current	(6.9)	(2.7)
Workers’ compensation liability – non-current	(78.5)	(76.5)

Workers’ compensation – Total	—	—

Deferred income taxes – current	9.1	7.8
Deferred income taxes – non-current	397.1	318.2

Deferred income taxes – Total	406.2	326.0

Income tax payable (reduction in income tax payable)	20.4	9.0
Other net liabilities	(3.4)	(6.3)

Net Amended FFA liability	(944.9)	(786.1)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	115.1	146.9

Unfunded Net Amended FFA liability	$(829.8)	$(639.2)

Asbestos Liability
The amount of the asbestos liability has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries and is in accordance with the terms of the Amended FFA. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2008.
The changes in the asbestos liability for the year ended March 31, 2008 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Asbestos liability – March 31, 2007	A$	(1,598.1)	1.2395	$(1,289.3)
Asbestos claims paid (1)		74.3	1.1503	64.6
AICF claims-handling costs incurred (1)		2.8	1.1503	2.4
Change in actuarial estimate (2)		(190.8)	1.0903	(175.0)
Change in estimate of AICF claims-handling costs (2)		(7.1)	1.0903	(6.5)
Effect of foreign exchange				(172.7)

Asbestos liability – March 31, 2008	A$	(1,718.9)	1.0903	$(1,576.5)

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2008 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended March 31, 2008 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Insurance receivable – March 31, 2007	A$	216.3	1.2395	$174.5
Insurance recoveries (1)		(19.2)	1.1503	(16.7)
Change in estimate (3)		0.2	1.1782	0.2
Change in actuarial estimate (2)		29.9	1.0903	27.4
Effect of foreign exchange				23.0

Insurance receivable – March 31, 2008	A$	227.2	1.0903	$208.4

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2008 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.

(3)	The spot exchange rate at June 30, 2007 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Deferred tax assets – March 31, 2007	A$	404.1	1.2395	$326.0
Amounts offset against income tax payable (1)		(11.1)	1.1503	(9.6)
Impact of change in actuarial estimates (2)		50.4	1.0903	46.2
Impact of other asbestos adjustments (1)		(0.5)	1.1503	(0.4)
Effect of foreign exchange				44.0

Deferred tax asset – March 31, 2008	A$	442.9	1.0903	$406.2

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2008 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At March 31, 2008 and 2007, this amount was $20.4 million and $9.0 million, respectively. During the year ended March 31, 2008, there was a $1.7 million favorable effect of foreign exchange.

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $3.3 million and $4.6 million at March 31, 2008 and 2007, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of $0.1 million and $1.7 million at March 31, 2008 and 2007, respectively. During the year ended March 31, 2008, there was a $1.0 million favorable adjustment related to changes in estimates of the other net liabilities and a $0.5 million unfavorable effect of foreign exchange.
Restricted Cash and Short-term Investment Assets of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2008, no short-term investments were purchased or sold.
The changes in the restricted cash and cash equivalents and restricted short-term investment assets of the AICF for the year ended March 31, 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Restricted cash and cash equivalents and restricted short-term investment assets – March 31, 2007	A$	182.1	1.2395	$146.9
Asbestos claims paid (1)		(74.3)	1.1503	(64.6)
AICF operating costs paid – claims handling (1)		(2.8)	1.1503	(2.4)
AICF operating costs paid – non-claims handling (1)		(4.6)	1.1503	(4.0)
Insurance recoveries (1)		19.2	1.1503	16.7
Interest and investment income (1)		10.8	1.1503	9.4
Unrealized loss on investments (1)		(5.1)	1.1503	(4.4)
Other (1)		0.2	1.1503	0.2
Effect of foreign exchange				17.3

Restricted cash and cash equivalents and restricted short-term investment assets – March 31, 2008	A$	125.5	1.0903	$115.1

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2008. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion ($1.3 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.0 billion ($2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2008 and to adjust for payments made to claimants during the year then ended.
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

Further, KPMG Actuaries relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency, but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
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
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion ($0.9 billion) to A$2.1 billion ($1.9 billion) (undiscounted, but inflated, estimates of A$1.9 billion ($1.7 billion) to A$5.4 billion ($5.0 billion)), as of March 31, 2008. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie Companies) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2008, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.0 billion ($2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$497.8 million ($456.6 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$72.7 million ($66.7 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
For the years ended March 31, 2008, 2007 and 2006, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Years Ended March 31,
	2008		2007		2006(1)
Number of claims filed		552		463		346
Number of claims dismissed		74		121		97
Number of claims settled or otherwise resolved		445		416		405
Average settlement amount per claim	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per claim		$128,096		$127,165		$114,322

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	As of March 31,
	2008		2007		2006(1)		2005		2004
Number of open claims at beginning of period		490		564		712		687		743
Number of new claims		552		463		346		489		379
Number of closed claims		519		537		502		464		435
Number of open claims at end of period		523		490		556		712		687
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per settled claim		$128,096		$127,163		$114,318		$116,572		$116,123
Average settlement amount per case closed	A$	126,340	A$	128,723	A$	122,535	A$	136,536	A$	121,642
Average settlement amount per case closed		$109,832		$98,510		$92,229		$100,996		$84,356

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (which we refer to as the Approved Actuary). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
See Item 3, “Key Information — Risk Factors” for additional information concerning the Amended FFA.
Legal Proceedings
Our operations, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, except as set forth below, the ultimate liability for such matters should not have a material adverse effect on either our consolidated financial position, results of operations or cash flows.
We are involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of business. Although it is impossible to predict the outcome of any pending legal proceeding, our management believes that such proceedings and actions should not, except as described below, individually or in the aggregate, have a material adverse effect on either our consolidated financial position, results of operations or cash flows. See also Item 3, “Key Information — Risk Factors.”
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Corporations Act relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Supreme Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Former James Hardie Group directors or officers Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Supreme Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion ($1.7 billion), for such amount as ABN 60, or its directors, consider, after giving careful consideration, is necessary to ensure that ABN 60 is able to pay its debts, as and when they fall due, and for such amount as ABN 60, or its directors, reasonably believe is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
The Company is defending each of the allegations made by ASIC and the orders sought against it in the proceedings, as are the other former directors and officers.
ASIC has indicated that its investigations into other related matters continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.
The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company has and will continue to incur further costs under these indemnities which may be significant. Initially, the Company has obligations, or has offered, to advance funds in respect of defense costs and such advances have been and will continue to be made. Currently, a portion of the defense costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this to continue absent any finding of dishonesty against any former director or officer. The Company notes that other recoveries may be available, depending upon the outcome of the ASIC proceedings, including either as a result of a costs order being made against ASIC or, if ASIC is successful in securing civil penalty declarations, as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the Company could become responsible for other amounts in addition to the defense costs. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts are not estimable.
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
In fiscal years 2008, 2007 and 2006, the Company recorded income tax benefit of nil, $10.4 million and $20.7 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to U.S. federal examinations by the IRS for tax years prior to and including tax year 2004. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to examinations by the ATO for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. In particular, the IRS is currently conducting an audit to determine whether the Company is in compliance with the revised U.S. – Netherlands Tax Treaty Limitations on Benefits provision that entitles it to beneficial withholding tax rates on payments from the U.S. to The Netherlands.
On June 23, 2008, we announced that the IRS issued us a NOPA that concludes that we do not satisfy the LOB provision of the New U.S.-N.L. Treaty and that accordingly we are not entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies. We do not agree with the conclusions reached by the IRS, and we intend to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, we would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after February 1, 2006 by our U.S. subsidiaries to JHI NV or our Dutch finance subsidiary. In that event, we estimate we would owe approximately $37.0 million in additional tax for calendar years 2006 and 2007 plus, as of June 30, 2008, $3.0 million in interest and $7.0 million in penalties related to that tax. Interest will continue to accrue and compound daily at the published monthly Federal short term rate plus 3% until the issue is resolved or a deposit of the full amount of the tax, interest and penalties is made with the IRS or a bond for such amounts is posted. Penalties for calendar years 2006 and 2007 will continue to accrue at the rate of one-half percent per month up to a maximum of 25%. The $7.0 million accrued penalty through June 30, 2008 could continue to accrue to a maximum total of $13.0 million. Additional tax, interest and penalties would be payable for later calendar years and such amounts could be significantly more per year in later years than the amounts indicated in the NOPA for calendar years 2006 and 2007. See Item 3, “Key Information — Risk Factors.”
In addition, the ATO is auditing the Company’s Australian income tax returns for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006. On June 18, 2008, the ATO commenced proceedings in the Federal Court seeking the reinstatement of our former wholly-owned subsidiary JHAF. The Federal Court will further consider the reinstatement of JHAF on July 18, 2008. JHAF was deregistered on August 23, 2005 following a subsidiary’s voluntary winding up. We understand that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002. We understand that it is the view of the ATO that an amended assessment issued to JHAF would comprise primary tax of A$101.5 million ($93.1 million), estimated penalties of A$50.8 million ($46.6 million) and as of June 30, 2008 estimated GIC charges of A$88.0 million ($80.7 million). GIC will continue to accrue until the issue is resolved or a bond is posted. Any reinstatement of JHAF would be likely to involve the appointment of a new liquidator, who would need to determine, among other things, whether and to what extent JHAF was able to put itself in a position to meet any ultimate tax liability assessed in respect of it. We are considering our position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up. See Item 3, “Key Information — Risk Factors.”
It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months. Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
For further information, see Note 14 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”

Amended Australian Taxation Office Assessment
In March 2006, RCI, a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Australian Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of GIC made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of March 31, 2008:

(In millions)	$(1)	A$
Primary tax after allowable credits	$157.8	A$	172.0
Penalties (2)	39.4		43.0
General interest charges	140.3		153.0

Total amended assessment	$337.5	A$	368.0

(1)	U.S. dollar amounts calculated using the Australian dollar to U.S. dollar foreign exchange spot rate at March 31, 2008.

(2)	Represents 25% of primary tax.
During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivables Policy, the Company would pay 50% of the total amended assessment being A$184.0 million ($168.8 million), and provide a guarantee from James Hardie Industries N.V. in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2008, GIC totaling A$95.2 million has been paid to the ATO. On April 15, 2008, the Company paid A$3.3 million in GIC in respect of the quarter ended March 31, 2008.
On May 30, 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On July 11, 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial is presently scheduled for December 8, 2008.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO inquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2008 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to March 31, 2008 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.
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
Overview
We intend this discussion to provide information that will assist in understanding our March 31, 2008 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.
Our pre-tax results for fiscal years 2008 and 2007 were substantially and adversely affected by asbestos adjustments of $240.1 million and $405.5 million, respectively; impairment charges of $71.0 million and nil, respectively; and AICF SG&A expenses of $4.0 million and nil, respectively. The asbestos provision was originally recorded in fiscal year 2006 for $715.6 million for estimated future asbestos-related compensation payments. We also incurred $13.6 million and $17.4 million related to the SCI and other related matters during fiscal years 2007 and 2006, respectively. Information regarding our asbestos-related matters and the SCI and other related matters can be found in this discussion, Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 12 to our consolidated financial statements in Item 18.
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
Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavorable during fiscal year 2008, resulting in weaker residential construction activity.

Fiscal Year 2008 Key Results
Total net sales decreased 5% to $1,468.8 million in fiscal year 2008. However, the asbestos adjustments resulted in an operating loss of $36.6 million compared to an operating loss of $86.6 million in fiscal year 2007. We reported a loss from continuing operations of $71.6 million in fiscal year 2008.
Our largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry. During fiscal year 2008, USA Fiber Cement net sales contributed approximately 78% of total net sales, and its operating income was the primary contributor to the total Company results. Net sales for our USA Fiber Cement business decreased due to a reduction in sales volume, partially offset by a higher average net sales price.
Operating income for our USA Fiber Cement segment decreased from fiscal year 2007 primarily due to decreased sales volume and higher freight costs, which were partially offset by lower selling, general and administrative expenses.
During fiscal year 2008, Asia Pacific net sales contributed approximately 20% of total net sales, and its operating income was the second largest contributor to the total Company results. Net sales increased in fiscal year 2008 in our Asia Pacific businesses due to favorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar, increased volume and a higher average Australian dollar net sales price.
Our emerging business of Europe Fiber Cement continued to make good progress. Sales in our Europe Fiber Cement business in fiscal year 2008 continued to grow steadily, albeit from a low base.
In fiscal year 2008, we recorded asset impairment charges of $45.6 million in our USA Fiber Cement segment related to the suspension of production at our Blandon, Pennsylvania plant and buildings and machinery utilized to produce materials for our products; and $25.4 million in our Other segment related to the closure of our Plant City, Florida Hardie Pipe plant.
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
Accounting for Contingencies
We account for loss contingencies in accordance with SFAS No. 5 under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC Proceedings and the ATO assessment, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 4, “Information on the Company — Legal Proceedings” and Notes 12, 13 and 14 to our consolidated financial statements in Item 18.

Accounting for the Amended FFA
Prior to March 31, 2007, our consolidated financial statements included an asbestos provision relating to our anticipated future payments to the AICF based on the terms of the Original FFA.
In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on the their assumptions, the KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability also includes an allowance for the future operating costs of the AICF.
In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.
Further, KPMG Actuaries has relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency, but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
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
For additional information regarding our asbestos liability, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 12 to our consolidated financial statements in Item 18.
Sales Rebates and Discounts
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

Accounts Receivable
We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales. For additional information regarding our customer concentration, see Item 3, “Key Information — Risk Factors” and Note 19 to our consolidated financial statements in Item 18.
Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit. For additional information regarding our inventories, see Item 3, “Key Information — Risk Factors.”
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
Accounting for Income Tax
We account for income taxes according to FASB’s Statement No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2008. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.
We account for uncertain income tax positions according to FIN 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109.” Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold prescribed by FIN 48. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.

For additional information, see Item 3, “Key Information — Risk Factors” and Note 14 to our consolidated financial statements in Item 18.
Results of Operations
The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,
	2008		2007		2006
Net sales:
USA Fiber Cement	$1,144.8	77.9%	$1,262.3	81.8%	$1,218.4	81.9%
Asia Pacific Fiber Cement	298.3	20.3	251.7	16.3	241.8	16.2
Other (1)	25.7	1.8	28.9	1.9	28.3	1.9

Total net sales	1,468.8	100.0	1,542.9	100.0	1,488.5	100.0
Cost of goods sold	(938.8)	(63.9)	(969.9)	(62.9)	(937.7)	(63.0)

Gross profit	530.0	36.1	573.0	37.1	550.8	37.0
Selling, general and administrative expenses	(228.2)	(15.5)	(214.6)	(13.9)	(209.8)	(14.1)
Research and development expenses	(27.3)	(1.9)	(25.9)	(1.7)	(28.7)	(1.9)
Impairment charges	(71.0)	(4.8)	—	—	(13.4)	(0.9)
SCI and other related expenses	—	—	(13.6)	(0.8)	(17.4)	(1.2)
Asbestos adjustments	(240.1)	(16.4)	(405.5)	(26.3)	(715.6)	(48.1)
Other operating expense	—	—	—	—	(0.8)	—

Operating loss	(36.6)	(2.5)	(86.6)	(5.6)	(434.9)	(29.2)
Interest expense	(11.1)	(0.7)	(12.0)	(0.8)	(7.2)	(0.5)
Interest income	12.2	0.8	5.5	0.4	7.0	0.5

Loss from continuing operations before income taxes	(35.5)	(2.4)	(93.1)	(6.0)	(435.1)	(29.2)
Income tax (expense) benefit	(36.1)	(2.5)	243.9	15.8	(71.6)	(4.8)

(Loss) income from continuing operations	$(71.6)	(4.9)%	$150.8	9.8%	$(506.7)	(34.0)%

(1)	Includes fiber reinforced concrete pipes manufactured and sold in the United States, fiber cement operations in Europe and a roofing pilot plant in the United States (fiscal year 2006 only). Our roofing pilot plant was closed and the business ceased operations in April 2006. Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008.

The following table provides a breakdown of our operating loss:

	Fiscal Years Ended March 31,
(In millions)	2008	2007	2006
USA Fiber Cement (1)	$268.0	$362.4	$342.6
Asia Pacific Fiber Cement	50.3	39.4	41.7
Research and Development	(18.1)	(17.1)	(15.7)
Other (2)	(32.8)	(9.3)	(26.5)

Total segment operating income	267.4	375.4	342.1
General Corporate (3)	(63.9)	(56.5)	(61.4)
Asbestos adjustments	(240.1)	(405.5)	(715.6)

Total operating loss	$(36.6)	$(86.6)	$(434.9)

(1)	Fiscal year 2008 includes an asset impairment charge of $32.4 million related to the suspension of production at our Blandon, Pennsylvania plant; and an asset impairment of $13.2 million related to buildings and machinery utilized to produce materials for our products. See Note 7 to our consolidated financial statements in Item 18.

(2)	Fiscal year 2008 includes an asset impairment charge of $25.4 million related to the closure of our Plant City, Florida Hardie Pipe plant. Fiscal year 2006 includes an asset impairment charge of $13.4 million related to the closure of our roofing pilot plant. See Note 7 to our consolidated financial statements in Item 18.

(3)	Fiscal year 2008 includes $4.0 million of AICF Selling, general and administrative expenses.
Year Ended March 31, 2008 Compared to Year Ended March 31, 2007
Total Net Sales. Total net sales decreased 5% from $1,542.9 million in fiscal year 2007 to $1,468.8 million in fiscal year 2008. Net sales from USA Fiber Cement decreased 9% from $1,262.3 million in fiscal year 2007 to $1,144.8 million in fiscal year 2008 due to reduced sales volume, partially offset by a higher average net sales price. Net sales from Asia Pacific Fiber Cement increased 19% from $251.7 million in fiscal year 2007 to $298.3 million in fiscal year 2008 due to favorable currency exchange rates, increased sales volumes and a higher average net sales price. Other net sales decreased by 11% from $28.9 million in fiscal year 2007 to $25.7 million in fiscal year 2008 due to reduced sales performance in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fiber Cement business.
USA Fiber Cement Net Sales. Net sales decreased 9% from $1,262.3 million in fiscal year 2007 to $1,144.8 million in fiscal year 2008 due to decreased sales volume, partially offset by a higher average net sales price. Sales volume decreased 11% from 2,148.0 mmsf in fiscal year 2007 to 1,916.6 mmsf in fiscal year 2008, as the decline in housing construction activity and deteriorating economic conditions led to weaker demand for our products. The average net sales price increased 2% from $588 per msf in fiscal year 2007 to $597 per msf in fiscal year 2008 due to price increases and a shift in the product mix.
Despite improved housing affordability as a result of further interest rate cuts, the housing market continued to deteriorate during fiscal year 2008 as weaker consumer confidence, tighter lending standards and falling housing prices weighed heavily on demand for new homes. Housing construction starts for fiscal year 2008 were at near record lows as builders again attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more existing homes on the market.
Artisan® Lap, the business’ new premium exterior product launched in Atlanta last September, is continuing to be well received by architects, developers and builders who work in the custom home segment of the market. Artisan® Lap has now been launched in regions of the Western and Southern Divisions.

Repair and remodelling activity has not been affected to the same extent as the new construction segment of the housing market, however some weakness in repair and remodelling activity has led to sales of our interior products being slightly lower in fiscal year 2008 compared to fiscal year 2007.
The overall rate of market penetration slowed during fiscal year 2008 and the business did not buffer the impact of the downturn in housing construction activity to the extent expected. The usual seasonal pickup in demand that was expected during the latter part of the fourth quarter of fiscal year 2008 did not occur and this led to inventory levels for the business at the end of the fiscal year 2008 being higher than expected.
Although the business is continuing to perform well at the operating income line relative to other participants in the housing sector, the business has shifted its focus for the next fiscal year to increase margins. We believe that this shift in focus will not result in funding cuts for key growth initiatives.
For fiscal year 2008, market penetration in the interior and exterior product categories and an increase in the average net sales price helped to partly offset the unfavorable impact of significantly weaker housing construction activity.
Asia Pacific Fiber Cement Net Sales. Net sales increased 19% from $251.7 million in fiscal year 2007 to $298.3 million in fiscal year 2008 due to a 17% increase in the average net sales price and 2% increase in sales volumes from 390.8 mmsf to 398.2 mmsf. Favorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar accounted for 15% of the increase in net sales in U.S. dollars. In Australian dollars, net sales increased 4% due to a 2% increase in sales volume and a 2% increase in the average Australian dollar net sales price.
In fiscal year 2008 there was a stronger primary demand for fiber cement in Australia and New Zealand mainly due to growth in sales of the Scyon™ product range in Australia and Linea™ weatherboards in New Zealand, a higher average net sales price and favorable foreign currency movements. In Australia, sales of Scyon™ branded differentiated products continued to grow and increased as a proportion of the sales mix. Sales of Scyon™ branded products for fiscal year 2008 increased 150% compared to fiscal year 2007. Non-differentiated products remain subject to strong price competition. In New Zealand, differentiated products, including Linea™ weatherboards also continued to grow as a proportion of the sales mix. The increase in the average net sales price in fiscal year 2008 was due to the shift in the Australia and New Zealand sales mix.
Other Sales. Other sales include sales of Hardie® pipe in the United States and fiber cement operations in Europe.
In our U.S. pipes business, net sales decreased in fiscal year 2008 as compared to fiscal year 2007 due to materially lower sales volume resulting from weaker residential and non-residential construction activity in Florida. On May 22, 2008, we announced plans to cease production in our U.S. pipes business.
In our Europe Fiber Cement business, net sales continued to grow steadily in fiscal year 2008.
Gross Profit. Gross profit decreased 8% from $573.0 million in fiscal year 2007 to $530.0 million in fiscal year 2008. The gross profit margin decreased 1.0 percentage point from 37.1% in fiscal year 2007 to 36.1% in fiscal year 2008.
USA Fiber Cement gross profit decreased 12% compared to fiscal year 2007 due to lower sales volumes, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin decreased 1.3 percentage points in fiscal year 2008.
Asia Pacific Fiber Cement gross profit increased 24% compared to fiscal year 2007. Favorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar accounted for 14% of this increase while the underlying Australian dollar business results accounted for the remaining 10% increase. In Australian dollars, gross profit increased 10% in fiscal year 2008 due to increased sales volumes, a higher average net sales price and an insurance claim recovery which accounted for 2% of the increase. The gross profit margin increased 1.4 percentage points in fiscal year 2008.
Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 6% from $214.6 million in fiscal year 2007 to $228.2 million in fiscal year 2008, primarily due to higher warranty provisions relating to non-U.S. activities, costs associated with the ASIC proceedings, non-claims handling related operating expenses of the AICF and the impact of the unfavorable currency exchange rates of the Asia Pacific business’ currencies compared to the

U.S. dollar. These increases were partially offset by improved SG&A performance of the USA Fiber Cement and Other segments. As a percentage of sales, SG&A expense increased 1.6 percentage points to 15.5% in fiscal year 2008. SG&A expenses in fiscal year 2008 include non-claims handling related operating expenses of the AICF of $4.0 million.
ASIC Proceedings
In February 2007, the ASIC commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie Group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the Company and certain subsidiaries during the period February 2001 to June 2003.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that we could become responsible for other amounts in addition to the defense costs. However, at this stage, we believe that, while incurring such amounts is reasonably possible, the actual amount or range of amounts is not estimable.
See Note 13 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”
Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 38% higher at $18.0 million in fiscal year 2008. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs were 28% lower at $9.3 million in fiscal year 2008.
Impairment Charges. The downturn in U.S. construction activity has prompted us to review the carrying value of certain long-lived assets. As a result of these reviews, impairments charges of $71.0 million have been taken in fiscal year 2008.
On October 31, 2007, we announced plans to suspend production at our Blandon, Pennsylvania plant in the United States. We recorded an asset impairment of $32.4 million in fiscal year 2008 in our USA Fiber Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by us. Since the date of the announcement through March 31, 2008, we have incurred $1.4 million of closure costs. These closure costs are not included in the impairment charge of $32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.
On May 22, 2008, we announced plans to cease production at our Plant City, Florida Hardie Pipe manufacturing facility in the United States. As a result, we recorded an asset impairment of $25.4 million in fiscal year 2008 in our Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
We recorded an asset impairment of $13.2 million in fiscal year 2008 related to buildings and machinery utilized to produce materials for our products. This impairment charge was recorded in our USA Fiber Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
SCI and Other Related Expenses. During fiscal year 2008, SCI and other related expenses were nil compared to $13.6 million in fiscal year 2007. Now that the Amended FFA has been implemented, we anticipate no significant SCI and other related expenses going forward.
Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on November 21, 2006 and approved by our security holders on February 7, 2007.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our consolidated balance sheets in U.S. dollars is subject to adjustment, with a corresponding effect on our consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
The asbestos adjustments for the fiscal years ended March 31, 2008 and 2007 are as follows:

	Fiscal Years Ended March 31,
(In millions)	2008	2007
Change in estimates	$(152.9)	$28.5
Effect of foreign exchange	(87.2)	(94.5)
Impact of tax-effecting the net Amended FFA liability	—	(335.0)
Other adjustments	—	(4.5)

Asbestos adjustments	$(240.1)	$(405.5)

Operating Loss. Operating loss decreased from $86.6 million in fiscal year 2007 to $36.6 million in fiscal year 2008. Operating loss in fiscal year 2008 includes net unfavorable asbestos adjustments of $240.1 million, AICF SG&A expenses of $4.0 million and asset impairments of $71.0 million. In fiscal year 2007, operating loss includes net unfavorable asbestos adjustments of $405.5 million.
USA Fiber Cement operating income decreased 26% from $362.4 million in fiscal year 2007 to $268.0 million in fiscal year 2008, primarily due to impairment charges, lower volume and higher freight costs, partially offset by lower SG&A spending. The operating income margin in fiscal year 2008 was lower by 5.3 percentage points at 23.4%.
Asia Pacific Fiber Cement operating income for fiscal year 2008 increased 28% from $39.4 million in fiscal year 2007 to $50.3 million. Favorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar accounted for 16% of this increase while the underlying Australian dollar business results accounted for the remaining 12% increase. In Australian dollars, Asia Pacific Fiber Cement operating income for fiscal year 2008 increased 12% due to an improved gross margin performance partially offset by increased SG&A expenses. The operating income margin was 1.2 percentage points higher at 16.9% for fiscal year 2008.
The USA Hardie Pipe business recorded a significantly greater operating loss for fiscal year 2008 compared to a small operating income in fiscal year 2007.
The Europe Fiber cement business incurred significantly reduced operating loss in fiscal year 2008 as it continued to build sales and improve operating margins.
General Corporate Costs. General corporate costs increased by $7.4 million from $56.5 million in fiscal year 2007 to $63.9 million in fiscal year 2008. The increase was primarily due to AICF SG&A costs of $4.0 million, higher warranty provisions relating to non-U.S. activities and costs associated with the ASIC proceedings, partially offset by the decrease in SCI costs.
Net Interest Income (Expense). Net interest income (expense) increased from an expense of $6.5 million in fiscal year 2007 to income of $1.1 million. The increase was primarily due to interest income of $9.4 million earned on investments and cash balances held by the AICF and the lack of a make-whole payment in fiscal year 2008 compared to the $6.0 million make-whole payment made in fiscal year 2007. These increases were partially offset by reduced capitalized interest and reduced interest income due to lower cash balances.
Income Tax (Expense) Benefit. Income tax decreased from an income tax benefit of $243.9 million in fiscal year 2007 to an income tax expense of $36.1 million in fiscal year 2008. Income tax expense in fiscal year 2008 includes a tax benefit related to asbestos adjustments of $45.8 million; a tax benefit related to asset impairments of $27.6 million; and unfavorable tax adjustments of $5.8 million related to FIN 48 adjustments. Income tax expense in fiscal year 2007 includes a tax benefit related to asbestos adjustments of $335.0 million and a favorable tax adjustment of $10.4 million related to tax provision write-backs.

With effect from April 1, 2007, we were required to adopt the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.” The adoption of FIN 48 resulted in the reduction of our consolidated beginning retained earnings of $78.0 million.
See Note 14 to our consolidated financial statements in Item 18 for further information on the adoption of FIN 48.
Net (Loss) Income. Net income decreased from a net income of $151.7 million in fiscal year 2007 to a net loss of $71.6 million in fiscal year 2008. Net loss in fiscal year 2008 includes asbestos adjustments of $240.1 million; a tax benefit related to asbestos adjustments of $45.8 million; impairment charges of $71.0 million ($44.6 million, after tax); and unfavorable tax adjustments of $5.8 million related to FIN 48 adjustments. Net income in fiscal year 2007 includes asbestos adjustments of $405.5 million and a tax benefit related to the implementation of the Amended FFA of $335.0 million. Also included in net income for fiscal year 2007 are SCI and other related expenses of $13.6 million ($12.6 million, after tax), the make-whole payment on the prepayment on notes of $6.0 million ($5.6 million after tax) and a tax provision write back of $10.4 million.
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
USA Fiber Cement Net Sales. Net sales increased 4% from $1,218.4 million in fiscal year 2006 to $1,262.3 million in fiscal year 2007 due to a higher average net sales price partially offset by decreased sales volume. Sales volume decreased 2% from 2,182.8 mmsf in fiscal year 2006 to 2,148.0 mmsf in fiscal year 2007, due mainly to a decrease in base demand in our products during the second half of fiscal year 2007 as a result of weaker residential housing construction activity, partially offset by growth in primary demand during the first half of fiscal year 2007. The average net sales price increased 5% from $558 per msf in fiscal year 2006 to $588 per msf in fiscal year 2007 primarily due to price increases for certain products that were implemented during fiscal year 2007 and an increased proportion of higher-priced, differentiated products in the sales mix.
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
Repair and remodeling activity was relatively steady during fiscal year 2007 and sales in our interior products category were flat compared to fiscal year 2006. Continued acceptance of Hardibacker 1/2” board as a wet area wall solution helped grow sales for that product during the quarter, almost off-setting weaker sales of our 1/4” HardibackerTM 1/4” product in a number of our larger markets.

The net sales growth for the fiscal year 2007 largely reflects further market penetration against alternative materials, mainly wood and vinyl, across the Northern, Southern and Western Divisions and in the exterior and interior product categories, and an increase in the average net sales price.
Asia Pacific Fiber Cement Net Sales. Net sales increased 4% from $241.8 million in fiscal year 2006 to $251.7 million in fiscal year 2007 due to a 6% increase in sales volume from 368.3 mmsf to 390.8 mmsf, partly offset by a 2% decrease in the average net sales price. Net sales in Australian dollars increased 2% due to a 6% increase in sales volume, partly offset by a 3% decrease in the average Australian dollar net sales price.
In our Australia and New Zealand Fiber Cement business, net sales increased 2% from $218.1 million in fiscal year 2006 to $223.4 million in fiscal year 2007 due to a 5% increase in sales volumes, partially offset by a 3% decrease in the average net sales price compared to fiscal year 2006. In Australian dollars, net sales increased 1% due to a 5% increase in sales volumes, partially offset by a 4% decrease in the average Australian dollar net sales price compared to fiscal year 2006. In the Australia and New Zealand business, both the new housing and renovation markets weakened during fiscal year 2007, but sales volumes increased compared to fiscal year 2006 due to market initiatives designed to grow primary demand for fiber cement and increase sales of value-added, differentiated products. There was strong sales growth in the recently-launched Scyon™ range of premium products and in Linea™ weatherboards. Selling prices for non-differentiated products continue to be subject to strong competitive pressures, leading to a lower average net sales price.
In the Philippines, net sales increased in fiscal year 2007 due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price. The increase in sales volume in fiscal year 2007 was due to stronger domestic building and construction activity and increased export demand.
Other Sales. Other sales include sales of Hardie™ pipe in the United States and fiber cement operations in Europe.
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

SCI and Other Related Expenses. Costs incurred associated with the SCI and other related expenses totaled $13.6 million in fiscal year 2007 compared to $17.4 million in fiscal year 2006. Further information on the SCI and other related matters can be found in Item 3, “Key Information — Risk Factors.”
Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on November 21, 2006 and approved by our security holders on February 7, 2007. The adjustments include the full implementation of the Amended FFA.
The asbestos adjustments are comprised of the following components for the fiscal years ended March 31:

(In millions)	2007	2006
Adjustments to the net Amended FFA liability at September 30, 2006	$(41.8)	$—
Adjustments to the net Amended FFA liability at March 31, 2007	70.3	—
Tax impact related to the implementation of the Amended FFA	(335.0)	—
Effect of foreign exchange	(94.5)	—
Contributions to asbestos research and education	(4.5)	—
Initial recording of provision at March 31, 2006	—	(715.6)

Asbestos adjustments	$(405.5)	$(715.6)

Adjustments to the Net Amended FFA liability
The discounted central estimate as calculated by KPMG Actuaries is the main component of the net Amended FFA liability. In addition to the discounted central estimates, there are U.S. GAAP adjustments that are required to be made as the standards of U.S. GAAP differ from actuarial standards. KPMG Actuaries issued two additional reports during fiscal year 2007 (at September 30, 2006 and at March 31, 2007) adjusting the discounted central estimate and other amounts related to the net Amended FFA liability. The following table illustrates the impact on the net Amended FFA liability of the updated KPMG Actuaries’ valuations:
September 2006 Valuation:

	September 30,				Increase/
	2006		March 31, 2006		(decrease)
	(In millions, except exchange rate data)
Discounted Central Estimate	A$	1,554.8	A$	1,517.0	A$	37.8

U.S. GAAP Adjustments
Discounting and inflation allowance		(112.6)		(113.2)		0.6

Uninflated and undiscounted central estimate		1,442.2		1,403.8		38.4

Provision for claims handling costs of AICF		67.7		67.7		—
Other U.S. GAAP adjustments		31.5		28.7		2.8
Net (assets) liabilities of AICF excluding funding payments		(33.0)		(71.6)		38.6

Total net Amended FFA liability pre-tax		1,508.4		1,428.6		79.8

Total net Amended FFA liability post-tax	A$	1,055.9	A$	1,000.0	A$	55.9

Exchange rate — A$ to $- September 30, 2006						1.3365

Increase in the net Amended FFA liability						$41.8

March 2007 Valuation:

			September 30,		Increase/
	March 31, 2007		2006		(decrease)
	(In millions, except exchange rate data)
Discounted Central Estimate	A$	1,355.1	A$	1,554.8	A$	(199.7)

U.S. GAAP Adjustments

Discounting and inflation allowance		(82.1)		(112.6)		30.5

Uninflated and undiscounted central estimate		1,273.0		1,442.2		(169.2)

Provision for claims handling costs of AICF		69.2		67.7		1.5

Other U.S. GAAP adjustments		39.6		31.5		8.1

Net (assets) liabilities of AICF excluding funding payments		2.2		(33.0)		35.2

Total net Amended FFA liability pre-tax		1,384.0		1,508.4		(124.4)

Total net Amended FFA liability post-tax	A$	968.8	A$	1,055.9	A$	(87.1)

Exchange rate — A$ to $- March 31, 2007						1.2395

Decrease in the net Amended FFA liability						$(70.3)

The uninflated and undiscounted central estimate and the provision for claims handling costs of the AICF are recorded on the balance sheet under the caption asbestos liability. The other U.S. GAAP adjustments, net assets (liabilities) of the AICF, and the tax impact of the implementation of the Amended FFA are recorded within other captions on the balance sheet; readers are referred to the section Net Amended FFA Liability below for further details.
Tax Impact Related to the Implementation of the Amended FFA
Following final approval of the Amended FFA by our shareholders on February 7, 2007, a deferred tax asset of $335.0 million has been recorded to reflect the anticipated tax deductions commensurate with the projected payments under the Amended FFA to the AICF.
Effect of Foreign Exchange
The components of the net Amended FFA liability are denominated in Australian dollars and thus the reported value of the net Amended FFA liability in our consolidated balance sheets in U.S. dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Amended FFA liability of $94.5 million for the fiscal year ended March 31, 2007.
Contributions to Asbestos Research and Education
Following the adoption of the Amended FFA, a provision of $4.5 million was recorded for amounts we will pay for asbestos medical research funding and an asbestos education campaign over the next ten years based on the provisions of the Amended FFA.

Net Amended FFA Liability
The net Amended FFA liability is presented in the consolidated balance sheet within the following captions at March 31, 2007:

		In millions
Insurance receivables	— current	$9.4
	— non-current	165.1
Workers’ compensation receivable	— current	2.7
	— non-current	76.5
Workers’ compensation liability	— current	(2.7)
	— non-current	(76.5)
Asbestos liability	— current	(63.5)
	— non-current	(1,225.8)
Deferred tax asset	— current	7.8
	— non-current	318.2
Income taxes payable (reduction to income tax payable)		9.0
Other net liabilities		(6.3)

Net Amended FFA liability at March 31, 2007		$(786.1)

Further information on the asbestos adjustments, the SCI, and other related matters can be found in Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 12 to our consolidated financial statements in Item 18.
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
Income Tax Benefit (Expense). Income tax benefit (expense) increased $315.5 million from an expense of $71.6 million in fiscal year 2006 to an income tax benefit of $243.9 million in fiscal year 2007. The increase was due primarily to the $335.0 million tax benefit related to asbestos adjustments and the tax provision write-back of $10.4 million, partially offset by the increase in taxable income and a change in the geographical mix of earnings.
Net Income. Net income increased from a loss of $506.7 million in fiscal year 2006 to a profit of $151.7 million in fiscal year 2007. Net income in fiscal year 2007 includes asbestos adjustments of $405.5 million and a tax benefit related to the implementation of the Amended FFA of $335.0 million. Also included in net income for fiscal year 2007 are SCI and other related expenses of $13.6 million ($12.6 million, after tax), the make-whole payment on the prepayment of notes of $6.0 million ($5.6 million, after tax) and a tax provision write-back of $10.4 million.
Impact of Recent Accounting Pronouncements
Fair Value Measurements
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (which we refer to as SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (which we refer to as GAAP) and expands disclosures about fair value measurements. The expanded disclosures in this statement about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings (or changes in net assets) for the period. Certain provisions of SFAS No. 157 are effective for us on April 1, 2008 and we are currently evaluating the impact on our financial statements of adopting SFAS No. 157.
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (which we refer to as SFAS No. 159), which allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealized gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 are effective for us on April 1, 2008 and we are currently evaluating the impact on our financial statements of adopting SFAS No. 159.
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (which we refer to as SFAS No. 141R), which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after April 1, 2009.
Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (which we refer to as SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for us on April 1, 2009, and we are currently evaluating the impact on our financial statements of adopting SFAS No. 160.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (which we refer to as SFAS No. 161). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for us on April 1, 2009, and we are currently evaluating the impact on our financial statements of adopting SFAS No. 161.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (which we refer to as SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” We do not expect its adoption will have a material impact on our consolidated financial statements.
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
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any cash requirements arising from the Amended FFA will be met from existing cash, unused committed facilities and anticipated future net operating cash flows.

Excluding restricted cash, we had cash and cash equivalents of $35.4 million as of March 31, 2008. At that date, we also had credit facilities totaling $490.0 million, of which $264.5 million was drawn. The credit facilities are all uncollateralized and consist of the following:

	At March 31, 2008
	Effective		Principal
Description	Interest Rate	Total Facility	Drawn
	(In millions)
US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.61%	$110.0	$90.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.64%	245.0	174.5

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$490.0	$264.5

At March 31, 2008 we had net debt of $229.1 million, compared with net debt of $153.9 million at March 31, 2007.
Our credit facilities as of March 31, 2008 consist of 364-day facilities in the amount of $110.0 million, which as of March 31, 2008, mature in December 2008. We have requested extensions of the maturity date of such credit facilities to June 2009 and to date have received agreement to these extensions in the amount of $55.0 million. We also have term facilities in the amount of $245.0 million, $45.0 million and $90.0 million, which mature in June 2010, February 2011 and February 2013, respectively. The weighted average remaining term of the total credit facilities, $490.0 million, at March 31, 2008 was 2.4 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (which we refer to as LIBOR) plus the margins of individual lenders and is payable at the end of each draw-down period. During fiscal year 2008, the Company paid $0.4 million in commitment fees. As of March 31, 2008, $264.5 million was drawn under the combined facilities and $225.5 million was available.
In March 2006, our wholly owned subsidiary RCI received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million ($337.5 million).
During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($168.8 million) and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. We also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2008, we have paid A$95.2 million ($87.3 million) of GIC to the ATO. This amount includes GIC of A$76.7 million ($70.3 million) paid as part of the payment of A$184.0 million ($168.8 million) towards the amended assessment in fiscal year 2007. On April 15, 2008, we paid an additional A$3.3 million ($3.0 million) in GIC in respect of the quarter ended March 31, 2008.
On May 30, 2007, the ATO disallowed our objection to RCI’s notice of amended assessment for RCI for the year ended March 31, 1999. On July 11, 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s appeal is presently scheduled to commence on December 8, 2008.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. We believe that RCI’s view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of March 31, 2008, we had not recorded any liability for the amended assessment as we believe the requirements under FIN 48 for recording a liability have not been met. For more information, see Note 15 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”
If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet our future cash flow requirements. Nevertheless, we anticipate being able to meet our future payment obligations for the next 12 months from existing cash, unused committed facilities and anticipated future net operating cash flows.
At March 31, 2008, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) have limits on how much we can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the Amended FFA.
Cash Flow — Year Ended March 31, 2008 compared to Year ended March 31, 2007
Net operating cash increased from a cash outflow of $67.1 million in fiscal year 2007 to a cash inflow of $319.3 million in fiscal year 2008 primarily due to the ATO deposit payment and payments made to fund the AICF during the year ended March 31, 2007 totaling $154.8 million and $151.9 million, respectively, compared to payments of $9.7 million and nil, respectively in the year ended March 31, 2008.
Net cash used in investing activities decreased from $92.6 million in fiscal year 2007 to $38.5 million in fiscal year 2008 as capital expenditures were reduced.
Net cash used in financing activities increased from $136.4 million in fiscal year 2007 to $254.4 million in fiscal year 2008 primarily due to treasury stock purchases of $208.0 million in fiscal year 2008 and an increase in dividends paid from $42.1 million in fiscal year 2007 to $126.2 million in fiscal year 2008, partially offset by increased proceeds from debt facilities from net repayments of $114.7 million in fiscal year 2007 to net borrowings of $76.5 million in fiscal year 2008. See Item 16E, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
Capital Requirements and Resources
Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended March 31, 2008, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We expect to use cash primarily generated from our operations to fund capital expenditures and working capital. During fiscal year 2009, we expect to spend approximately $40 million to $60 million on capital expenditures, including facility upgrades and capital to implement new fiber cement technologies. We plan to fund any cash flow shortfalls that we may experience due to payments related to the Amended FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of $35.4 million at March 31, 2008, and cash that we anticipate will be available to us under credit facilities.
Under the terms of the Amended FFA, we are required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including our free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. As permitted under the Amended

FFA, the Performing Subsidiary has elected to pay the annual funding payment of A$114.7 million ($109.2 million — converted at the June 24, 2008 exchange rate as prescribed in the Amended FFA) in four equal installments. As a result of this election to pay in installments, we are also required to pay interest compensation to the AICF. We expect to pay the AICF A$3.3 million in interest compensation in fiscal year 2009.
We anticipate that our cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $35.4 million at March 31, 2008, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
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
Currently, our dividend payment ratio policy is between 50% to 75% of net income before asbestos adjustments, subject to funding requirements.
We believe our business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. We believe that higher housing prices, which may affect available owner equity and household net worth, have been contributors to the renovation and remodel markets for our products. Over the past several years through mid-2006, favorable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a further decrease in new housing starts before leveling off over the short-term. We expect that business derived from current U.S. forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements. During calendar year 2005, U.S. home mortgage interest rates and housing prices increased, but thereafter the U.S. housing affordability index has decreased. We believe that these economic factors, along with others, may cause a slowdown in growth of U.S. new housing construction over the short-term, which may reduce demand for our products. See Item 3, “Key Information — Risk Factors.”
Pulp and cement are primary ingredients in our fiber cement formulation, which have been subject to price volatility, affecting our working capital requirements. See Item 3, “Key Information — Risk Factors.” We expect cement prices may continue to increase on a regional basis in fiscal year 2009 causing overall prices to remain high. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which based on information we receive from RISI and other sources, we predict to increase through fiscal year 2009 thus causing pulp prices to increase. To minimize additional working capital requirements caused by rising pulp prices, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
We expect cement prices to remain relatively flat at fiscal year 2008 levels. We continue to look for opportunities to negotiate lower prices with our cement suppliers in some markets and continue to evaluate opportunities to increase our supplier base.
Freight costs increased in fiscal year 2008 due to higher fuel surcharges and decreased carrier availability. Based on data from the Energy Information Administration, we expect freight costs to continue to increase with the forecasted increase on fuel costs.

The collective impact of the foregoing factors, and other factors, including those identified in Item 3, “Key Information — Risk Factors,” may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we could determine it necessary to reduce or eliminate dividend payments, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2008, 2007 and 2006 were $38.5 million, $92.1 million and $162.8 million, respectively. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for our fiber cement products and to create new manufacturing capacity for new fiber cement products.
Significant capital expenditures in fiscal year 2008 included (i) expenditures related to a new finishing capability on a new product line and (ii) expenditures related to the implementation of our new ERP software system. Significant capital expenditures in fiscal year 2007 included (i) the completion of construction on the second line at our new Pulaski, Virginia plant and (ii) the completion of construction of, and commencement of production on new ColorPlus® product lines at our Reno, Nevada and Pulaski, Virginia plants. Significant capital expenditures in fiscal year 2006 included (i) completion of construction of, and commencement of production on, the first line at our Pulaski, Virginia plant and (ii) the continued implementation of our ColorPlus® product strategy. This strategy includes constructing additional ColorPlus® coating capacity at our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® product line at our Blandon, Pennsylvania plant. In addition, we began construction on new ColorPlus® coating lines at our Reno, Nevada and Pulaski, Virginia plants. See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”
Contractual Obligations
The following table summarizes our contractual obligations at March 31, 2008:

	Payments Due
		During Fiscal Year Ending March 31,
(In millions)	Total	2009		2010 to 2011		2012 to 2013		Thereafter
Asbestos Liability (1)	$1,576.5	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	174.5		—		174.5		—		—
Operating Leases	117.8		14.8		25.7		20.6		56.7
Purchase Obligations (2)	9.0		9.0		—		—		—

Total	$1,877.8		$23.8		$200.2		$20.6		$56.7

(1)	The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 12 of our consolidated financial statements in Item 18 for further information regarding our future obligations under the Amended FFA.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
See Notes 9 and 13 to our consolidated financial statements in Item 18 for further information regarding long-term debt and operating leases, respectively.

Off-Balance Sheet Arrangements
As of March 31, 2008 and 2007, we did not have any material off-balance sheet arrangements.
Inflation
We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2008, 2007 or 2006.
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
Research and Development
For fiscal years 2008, 2007 and 2006, our expenses for research and development were $27.3 million, $25.9 million and $28.7 million, respectively.
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
Outlook
In North America, factors such as high inventory levels of new homes for sale, an increased rate of foreclosures placing more existing properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards, all suggest that further weakness in the level of new housing construction activity is likely in the short-term.
To address the prospect of further market weakness, the USA Fiber Cement business underwent a further business reset in April 2008 to enable its cost base to better reflect expected market demand.
The USA Fiber Cement business remains committed to investing in key growth initiatives and expects to further increase market share at the expense of alternative materials and outperform the broader market. However, as a result of the severe decline in housing construction activity and the prospect of a further decline in the short-term, the business has increased its focus on initiatives that build operating income performance.
In Asia Pacific Fiber Cement, according to the Housing Industry Association of Australia and InfoMetrics New Zealand, the short-term outlook is for residential construction activity to be weakening in Australia, and weaker in New Zealand and the Philippines. The business expects to continue to grow primary demand for fiber cement and increase market shares through its range of differentiated products in Australia and New Zealand. Non-differentiated products are expected to remain subject to strong competition.
Changes to our asbestos liability to reflect changes in foreign exchange rates or updates to the actuarial estimate and the other matters referred to in Item 3, “Key Information — Forward-Looking Statements,” may have a material impact on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees
Board Practices and Senior Management
Board Structure
Three Boards
We have a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board (which we refer to collectively as the Boards). The Joint Board is comprised of all non-executive directors and our Chief Executive Officer and is therefore the equivalent of a full board of directors of a company in the United States.
The responsibilities of our Boards and Board Committees are formalized in charters. Our Articles of Association and these charters, which are publicly available on our website, reserve certain matters to one or more Boards and/or Board Committees. This division of duties enables the Supervisory and Joint Boards to provide strategic guidance to the Managing Board as well as to provide appropriate supervision of the Managing Board’s activities. Apart from the matters specifically reserved to the Joint or Supervisory Board or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage us. During fiscal year 2008, the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.
In discharging its duties, each Board aims to take into account our interests, our enterprise (including the interests of our employees), our shareholders, other stakeholders and all other parties involved in or with us.
Managing Board
The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at our AGM. The Supervisory Board may appoint interim officers to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.
The Supervisory Board appoints one Managing Board director as its Chairman and one member as its Chief Executive Officer. The Supervisory Board has appointed our current Chief Executive Officer to chair the Managing Board.
Managing Board directors may be dismissed by our shareholders at our AGM and may be suspended at any time by the Supervisory Board.
The Managing Board is accountable to the Supervisory Board, the Joint Board and to our AGM for the performance of its duties, and is responsible for our day-to-day management, including:
•	administering our general affairs, operations and finance;

•	preparing a strategic plan and budget setting out our operational and financial objectives, implementation strategy and parameters for us for the next three years, for approval by the Joint and Supervisory Boards;

•	ensuring the implementation of our strategic plan;

•	preparing quarterly and annual accounts, management reports and media releases;

•	monitoring our compliance with all relevant legislation and regulations and managing the risks associated with our activities;

•	reporting and discussing our internal risk management and control systems with the Supervisory Board and the Audit Committee; and

•	representing, entering into and performing agreements on our behalf.

Supervisory Board
The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at our AGM, or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at the AGM.
In discharging their duties, Supervisory Board directors are provided with direct access to senior executives and outside advisors and auditors. The Supervisory Board, Board Committees and individual directors may all seek independent professional advice at our expense for the proper performance of their duties.
The Supervisory Board supervises and provides advice to the Managing Board, and is responsible for, amongst other matters:
•	nominating Managing Board directors for election by shareholders;

•	appointing and removing the Chief Executive Officer and the Chairman of the Managing Board;

•	approving Managing Board decisions relating to specified matters or above agreed thresholds;

•	approving the strategic plan and annual budget proposed by the Managing Board;

•	approving the annual financial accounts;

•	supervising the policy and actions pursued by the Managing Board;

•	supervising the general course of our affairs and the business enterprise we operate; and

•	approving issues of new shares.
Joint Board
The Joint Board consists of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at the AGM. The Joint Board includes all of the Supervisory Board directors as well as our Chief Executive Officer.
The Joint Board is allocated specific tasks under our Articles of Association, but is primarily a forum for communications between the Managing Board and Supervisory Board. It is responsible for:
•	supervising the general course of our affairs;

•	approving declaration of dividends;

•	approving any share buy-back programs and cancelling the shares bought back;

•	approving issues of new shares;

•	approving any significant changes in our identity or nature;

•	approving the strategy set by the Managing Board;

•	monitoring our performance; and

•	maintaining effective external disclosure policies and procedures.
The core responsibility of the Joint Board is to oversee the general course of our affairs by exercising their business judgment in our and our stakeholders’ best interests.
Operation of the Board
Board Meetings
The Joint Board and Supervisory Board generally meet concurrently, at least five times a year or whenever the Chairman or two or more members have requested a meeting. Joint Board and Supervisory Board meetings are generally held at our offices in The Netherlands, but may be held elsewhere. At each physical meeting, the Supervisory Board meets in executive session without management present for at least part of the meeting. The Joint and Supervisory Boards may also pass resolutions by written consent.
The Managing Board generally meets at least monthly and the majority of its meetings are held at our offices in The Netherlands.

Director Qualifications
Directors have skills, qualifications, experience and expertise which assist the Boards to fulfill their responsibilities, and assist us to create shareholder value.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Supervisory Board members each year.
Succession Planning
The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises with our Chief Executive Officer, management succession plans, policies and procedures for our Chief Executive Officer and other senior executives.
Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of new directors have been appointed since the finalization of the long-term asbestos compensation arrangements. These directors were appointed because they brought skills and experience to the Supervisory Board that the Nominating and Governance Committee believed were required to help achieve the desired profile for the Supervisory Board.
The desired profile of the Supervisory and Managing Boards is discussed regularly. The matters considered include the Supervisory Board’s assessment of its needs and whether the current Board directors, and their current number, mix of skills, qualifications, experience, expertise and geographic location are appropriate to maximize the Supervisory Board’s effectiveness.
During fiscal year 2008, the Supervisory Board determined that a smaller Supervisory Board was more appropriate to our operations and resolved to reduce the size of the Supervisory Board to seven members following the previously announced retirements of Messrs. John Barr, Loudon and DeFosset and the appointment of Mr. Harrison. The last of these changes will take effect on August 31, 2008 when Mr. DeFosset’s retirement takes effect.
Retirement and Tenure Policy
We have adopted the recommendation of the Dutch Corporate Governance Code (which we refer to as the Dutch Code) limiting tenure of Supervisory Board directors to 12 years, unless the Supervisory Board determines that it would be in our best interests for the director to serve longer than this period. None of our current Supervisory Board directors has served for more than 12 years.
There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.
Board Evaluation
The Nominating and Governance Committee supervises the Board evaluation process and makes recommendations to the Supervisory Board.
During fiscal year 2008, a purpose-designed survey was used to assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. Every two to three years, the Joint and Supervisory Boards will engage an external facilitator to assist in this process to provide an outside perspective on their effectiveness. The next such review is scheduled for fiscal year 2009.
The Nominating and Governance Committee and the Supervisory Board annually discuss, without Managing Board directors present, the performance of the Chief Executive Officer, the other Managing Board directors and the Managing Board as a corporate body and the Chairman provides that feedback to the Chief Executive Officer. The Chief Executive Officer uses that feedback as part of the annual review of the other Managing Board directors.

Director Re-election
No director (other than our Chief Executive Officer) shall hold office for a continuous period of more than three years, or past the end of the third AGM following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.
Directors are not automatically nominated for re-election at the end of their three-year term. Nomination for re-election is based on their individual performance and our needs. The Nominating and Governance Committee and the Supervisory Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
The Chief Executive Officer is not required to stand for re-election as a Managing Board director as long as the individual remains as the Chief Executive Officer. This is a departure from the Best Practice Provisions of the Dutch Code, but we believe it is appropriate as it supports the continuity of management performance.
Independence
We require the majority of directors on the Supervisory and Joint Boards and Board Committees, as well as the Chairman of the Joint and Supervisory Boards to be independent, unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other regulatory body.
Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and their responses to a lengthy questionnaire containing matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the ASX Corporate Governance Council recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.
All directors are expected to bring their independent views and judgment to the Boards and Board Committees and must declare any potential or actual conflicts of interest.
The Supervisory Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards’ approach to materiality and the rules and regulations of the applicable exchange or regulatory body.
The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:
•	Mr. Donald McGauchie is Chairman of Telstra, Australia’s leading telecommunications company, from whom we purchase communications services;

•	Mr. Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any of our products directly from us, although it does buy our products through our customers; and

•	Mr. Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to us. In each case those entities were providing these services to us at the same or lower volumes prior to Mr. van der Meer becoming a Supervisory Board director.
Any transactions mentioned above were in accordance with arms length and normal terms and conditions and were not material to us or any of the companies listed above. Each of these relationships were in existence and disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.
Orientation
We have an orientation program for new directors. The program includes an overview of our governance arrangements and directors’ duties in The Netherlands, the United States and Australia; plant and market tours to impart relevant industry knowledge; briefings on our risk management and control framework, financial results and key risks and issues; and meeting our Chief Executive Officer and members of senior management. New directors are provided with orientation materials including relevant corporate documents and policies.

Board Continuing Development
We operate within a complex geographical and regulatory framework. The Nominating and Governance Committee has adopted a yearly timetable for continuing development to build the Supervisory Board’s understanding of our operations and regulatory environment, including updates on topical developments. The training is coordinated by our Company Secretary and time is set aside at each physical Joint and Supervisory Board meeting for continuing development.
Letter of Appointment
Each incoming director of the Supervisory and Managing Boards receives a letter of appointment setting out the key terms and conditions of his or her appointment and our expectations of them in that role.
Chairman
The Supervisory Board appoints one of its members as the Chairman and that person also becomes the Chairman of the Joint Board. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman.
The Chairman coordinates the Supervisory Board’s duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:
•	provides leadership to the Joint and Supervisory Boards;

•	chairs Joint and Supervisory Board and shareholder meetings;

•	facilitates Joint and Supervisory Board discussion; and

•	monitors, evaluates and assesses the performance of our Boards and Board Committees.
The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the Chief Executive Officer, other than in exceptional circumstances and/or for a short period of time.
The current Chairman is Mr. Michael Hammes and the current Deputy Chairman is Mr. McGauchie.
Indemnification
Our Articles of Association provide for an indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
We and some of our subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the Company or our subsidiaries. The indemnities provided are consistent with our Articles of Association and relevant laws.
Evaluation of Management
At least once a year, the Chief Executive Officer, Remuneration Committee and the Supervisory Board review the performance of each member of our senior leadership team (which we refer to as the Senior Leadership Team) against agreed performance measures. This discussion is separate from and occurs at a meeting different from the discussion on management succession planning. Our Chief Executive Officer uses this feedback to assist him in the annual review of the Senior Leadership Team. This process was followed during fiscal year 2008.

Information for the Board
Joint and Supervisory Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Joint and Supervisory Boards.
The Joint and Supervisory Boards have regular discussions with the Managing Board on our strategy and performance, including two sessions every year where they spend an entire day discussing our strategy and progress. The Boards have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.
The Supervisory Board receives and reviews the minutes of meetings of each Board Committee’s deliberations and findings and the minutes of each Managing Board meeting, in addition to receiving oral reports from each Board Committee Chairman. Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and all minutes for all Board Committee meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee.
Board Committees
The Board Committees are all committees of the Supervisory Board and comprise of the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. Each Board Committee reviewed and updated its charter during fiscal year 2008. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.
The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last fiscal year, a Special Matter Committee met once in relation to our response to the proceedings brought by ASIC.
Audit Committee
The Audit Committee oversees the adequacy and effectiveness of our accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the external and internal auditor.
Currently, the members of the Audit Committee are Messrs. Anderson (Chairman) and Loudon and Mrs. Catherine Walter. Mr. Hammes was a member until January 31, 2008 when he was appointed Chairman of the Joint and Supervisory Boards. It is expected that Mr. Harrison will join the Audit Committee in August 2008.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Messrs. Anderson and Loudon are “audit committee financial experts”. It is expected that Mr. Harrison will also be nominated as an “audit committee financial expert,” once he joins the Audit Committee in August 2008.
Under the NYSE listing standards that apply to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that such simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although we are not bound by this provision, we follow it voluntarily. Mr. Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and, amongst other matters:
•	overseeing our financial reporting process and reports on the results of its activities to the Supervisory Board;

•	reviewing with management and our external auditor our annual and quarterly financial statements and reports to shareholders;

•	discussing earnings releases as well as information and earnings guidance provided to analysts;

•	reviewing and assessing our risk management policies and procedures;

•	having general oversight of the appointment and provision of all our external audit services and our internal audit function;

•	reviewing the adequacy and effectiveness of our internal compliance and control procedures;

•	reviewing our compliance with legal and regulatory requirements; and

•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.
Conflicts of Interest
The Audit Committee oversees our Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.
Reporting
The Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, our risk management systems, the performance and independence of the external auditor, or the performance of the internal audit function.
Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
•	identifying individuals qualified to become Managing Board or Supervisory Board directors;

•	recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at the AGM);

•	overseeing the evaluation of the Supervisory and Managing Boards and senior management;

•	assessing the independence of each Supervisory Board director;

•	operation of the AGM and Annual Information Meeting (which we refer to as AIM); and

•	performing a leadership role in shaping our corporate governance policies.
The current members of the Nominating and Governance Committee are Mr. McGauchie (Chairman), Mr. van der Meer and Mr. David Andrews. Mr. Barr was a member of the Nominating and Governance Committee throughout the year, until his resignation as a director effective on March 31, 2008.
Remuneration Committee
The Remuneration Committee oversees our overall remuneration structure, policies and programs; assesses whether our remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in our remuneration structure, policies and programs. It also:
•	administers and makes recommendations on our incentive compensation and equity-based remuneration plans;

•	reviews the remuneration of Supervisory Board directors;

•	reviews the remuneration policy for Managing Board directors; and

•	makes recommendations to the Supervisory Board on our recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and “outside directors” for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code).
The current members of the Remuneration Committee are Mr. Andrews (Chairman), Mr. Loudon, Mr. Harrison and Mr. McGauchie. Mr. Barr was Chairman of the Remuneration Committee until February 1, 2008 and a member of the Remuneration Committee throughout fiscal year 2008, until his resignation as a director effective March 31, 2008.
Policies and Processes
We have a number of policies that address key aspects of our corporate governance. Our key policies cover:
•	Code of Business Conduct and Ethics;

•	Ethics Hotline;

•	Continuous Disclosure and Market Communication; and

•	Insider Trading.
Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).
Code of Business Conduct and Ethics and Ethics Hotline
See Item 16B, “Code of Business Conduct and Ethics.”
Our Code of Business Conduct and Ethics, as amended, is available from the Investor Relations area of our website, www.jameshardie.com.
Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).
Our Continuous Disclosure and Market Communication Policy aims to ensure that investors can easily understand our strategies, assess the quality of our management and examine our financial position and the strength of our growth prospects, and that we comply with all of our legal disclosure obligations.
The Managing Board is responsible for ensuring we comply with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the Vice President Investor Relations is responsible for all decisions regarding our market disclosure obligations outside of our normal financial reporting calendar. For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that impact the quarterly and annual results releases. The Nominating and Governance Committee reviewed and updated the Continuous Disclosure and Market Communication policy during fiscal year 2008.
Share Trading
All of our employees and directors are subject to our Insider Trading Policy. Our employees and directors may only buy or sell our securities within four weeks beginning two days after the announcement of quarterly or full year results, provided they are not in possession of price sensitive information.
There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the our compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling for short-swing profit any shares or options. Our employees who are not designated employees may hedge vested options or shares, provided they notify us.

The Managing Board recognizes that it is the individual responsibility of each of our directors and employees to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction. The Nominating and Governance Committee reviewed and updated the Insider Trading Policy during fiscal year 2008.
Share Buyback
We conducted an on-market buyback during fiscal year 2008. The Nominating and Governance Committee adopted a set of disclosure protocols during the year to reinforce its existing disclosure policies while any on-market buyback is current.
Risk Management
Overall Responsibility
The Audit Committee has oversight of our risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the Managing Board. The Audit Committee and Managing Board report periodically to the Supervisory Board on our risk management policies, processes and controls.
The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct line of reporting to the Audit Committee.
Objective
We consider that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of our risk management policies, procedures and controls is to ensure that:
•	our risk management systems are effective;

•	our principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.
Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, a summary of the more significant policies, processes or controls we adopted for oversight and management of material business risks are:
•	an Enterprise Risk Management process, which involves identifying and then developing contingency plans for the key risks we face and its assumptions in our three year strategic plans and beyond;

•	a planning process involving the preparation of three-year strategic plans and a rolling 12 month forecast;

•	annual budgeting and monthly reporting to monitor performance;

•	maintaining an appropriate insurance program;

•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

•	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

•	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
During fiscal year 2008, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of these policies, processes and controls, including progress of the Enterprise Risk Management process and management’s assessment of the effectiveness of that process in managing our material business risks.
Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks we face, is our primary management forum for risk assessment and management. During fiscal year 2008, we formally documented the role of the Risk Management Committee in the Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports both to the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational and financial risks we face. The Risk Management Committee also oversees our Enterprise Risk Management process.
Internal Audit
During fiscal year 2008, we appointed a Director of Internal Audit to head an internal audit department. The Audit Committee approved an Internal Audit Charter setting out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets with the Audit Committee and Supervisory Board in executive sessions on a quarterly basis.
External Audit
The external auditor reviews each quarterly and half-year results announcement and audits the full year results.
The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.
The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval.
On April 2, 2008, we announced the engagement of Ernst & Young LLP as external auditor for the Company for the fiscal year commencing April 1, 2008.
The selection of Ernst & Young LLP follows a decision of our Audit Committee and Supervisory Board in December 2007 to undertake a competitive tender process for the provision of external audit services to the Company. Following a comprehensive tender and review process of major accounting firms with the capabilities of undertaking our audit, overseen by the Audit Committee and a special committee of management, the Audit Committee made a recommendation to the Supervisory Board and Ernst & Young LLP was appointed as external auditor for the fiscal year commencing April 1, 2008. PricewaterhouseCoopers LLP, which had been our external auditor for over 30 years, has been responsible for the performance of the audit for the year ending March 31, 2008.
Shareholders’ Participation
Listing Information
We are a public limited liability company (naamloze vennootschap) incorporated under Dutch law. Our securities trade as CUFS on the ASX and as ADRs on the NYSE.

Annual Information Meeting
Recognizing that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.
We distribute with the Notice of Meeting a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.
For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website at www.jameshardie.com. The webcast remains on our website so it can be replayed later if required. Beginning with the 2008 AIM, shareholders will be able to appoint representatives to attend the AIM on their behalf and ask questions.
The external auditor attends the AIM by telephone and is available to answer questions.
Annual General Meeting
The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADR holders) has the right to:
•	attend the AGM either in person or by proxy;
•	speak at the AGM; and
•	exercise voting rights, subject to the provisions of our Articles of Association.
While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository.
Communication
We are committed to communicating effectively with our shareholders, through a program that includes:
•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•	audio webcasts of other management briefings and webcasts of the shareholder Annual Information Meeting;
•	a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;
•	site visits and briefings on strategy for investment analysts;
•	an e-mail alert service to advise shareholders and other interested parties of announcements and other events; and
•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to us, on a reasonable basis.
Investor Website
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except as expressly incorporated by reference herein, the contents of the website are not incorporated into this annual report on Form 20-F.
Compliance with Corporate Governance Requirements
NYSE Corporate Governance Rules
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes us) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards.
Section 303A.12(b) provides that each listed company’s Chief Executive Officer must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.
We presently comply with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE.
Two ways in which our corporate governance practices differ significantly from those followed by U.S. domestic companies under NYSE listing standards should be noted:
•	In the United States, an audit committee of a public company is required to be directly responsible for appointing our independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and

•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

Current and Former Directors and Executive Officers
The current members of our Supervisory Board, Managing Board, Joint Board and our Senior Leadership Team, along with former directors and former Senior Leadership Team officers, are as follows:

Name	Age	Position	Term Expires
Supervisory Board

Michael Hammes	66	Chairman of the Joint Board and the Supervisory Board	2009
Donald McGauchie AO	58	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2009
Brian Anderson	57	Member of the Joint Board and the Supervisory Board	2009
David Andrews (1)	66	Member of the Joint Board and the Supervisory Board	2008
Donald DeFosset (2)	59	Member of the Joint Board and the Supervisory Board	2008
David Harrison (3)	61	Member of the Joint Board and the Supervisory Board	2008
James Loudon (4)	65	Member of the Joint Board and the Supervisory Board	2008
Rudy van der Meer	63	Member of the Joint Board and the Supervisory Board	2009
Catherine Walter AM (5)	55	Member of the Joint Board and the Supervisory Board	2010

Managing Board

Louis Gries	54	Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board
Russell Chenu (6)	58	Chief Financial Officer and Member of the Managing Board
Robert Cox (6) (7)	54	General Counsel, Member of the Managing Board and Company Secretary

(1)	Mr. Andrews was appointed as a non-executive director effective September 1, 2007. As required by our Articles of Association, Mr. Andrews will stand for re-election at the AGM to be held in Amsterdam in August 2008.

(2)	Mr. DeFosset will be resigning from the Joint and Supervisory Boards effective August 31, 2008.

(3)	Mr. Harrison was appointed as a non-executive director effective May 19, 2008. As required by our Articles of Association, Mr. Harrison will stand for re-election at the AGM to be held in Amsterdam in August 2008.

(4)	Mr. Loudon will resign from the Joint and Supervisory Boards immediately after the 2008 AGM.

(5)	Mrs. Walter was appointed as a non-executive director effective July 1, 2007 and was re-elected by our shareholders at our Extraordinary General Meeting in August 2007.

(6)	Messrs. Chenu and Cox will stand for re-election at the AGM to be held in Amsterdam in August 2008.

(7)	Mr. Cox was appointed General Counsel on January 14, 2008. He became a member of the Managing Board and Company Secretary effective May 7, 2008.

Other Senior Leadership Team Officers	Age	Position
Peter Baker	57	Executive Vice President — Asia Pacific
Mark Fisher	37	Vice President — Research and Development
Grant Gustafson	45	Vice President — Interiors and Business Development
Brian Holte	41	Vice President — General Manager Western Division
Nigel Rigby	41	Vice President — General Manager Northern Division
Joel Rood	50	Vice President — General Manager Southern Division

Former Directors and Senior Leadership Team Officers
Steve Ashe (1)	48	Former Vice President — Investor Relations
John Barr (2)	61	Former Member of the Joint Board and the Supervisory Board
Benjamin Butterfield (3)	48	Former General Counsel, Member of the Managing Board and Company Secretary
James Chilcoff (4)	43	Former Vice President — Marketing and International Business
Robert Russell (5)	42	Former Vice President — Engineering and Process Development
Cathy Wallace (6)	52	Former Vice President — Global Human Resources

(1)	On May 23, 2008, Mr. Ashe separated from the Company.

(2)	On March 31, 2008, Mr. Barr resigned from our Joint and Supervisory Boards.

(3)	On October 1, 2007, Mr. Butterfield separated from the Company.

(4)	On February 25, 2008, Mr. Chilcoff separated from the Company.

(5)	On January 18, 2008, Mr. Russell separated from the Company.

(6)	On June 29, 2007, Ms. Wallace separated from the Company.
Directors
Michael Hammes is Chairman of our Joint Board and Supervisory Board. Mr. Hammes was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007 and was appointed Chairman of the Joint and Supervisory Boards in January 2008. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including Chief Executive Officer and Chairman of Sunrise Medical, Inc., which designs, manufactures and markets home medical equipment worldwide (2000 to 2007). Mr. Hammes is currently a director of Navistar International Corporation (since 1996).
Donald McGauchie is Deputy Chairman of our Joint Board and Supervisory Board, Chairman of our Nominating and Governance Committee and a member of our Remuneration Committee. Mr. McGauchie joined JHI NV as an independent, non-executive director in August 2003. Mr. McGauchie was Acting Deputy Chairman of our Joint and Supervisory Boards from February to March 2007. In April 2007, Mr. McGauchie was appointed Deputy Chairman of our Joint and Supervisory Boards. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government. Mr. McGauchie is currently a director of Telstra Corporation Limited (since 2004) and Nufarm Limited (since 2003). In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
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

David Andrews is a member of our Joint Board and Supervisory Board, Chairman of our Remuneration Committee and a member of our Nominating and Governance Committee. Mr. Andrews was elected as a non-executive director of JHI NV effective September 1, 2007. He will be up for re-election at our AGM in August 2008. From 2002 until 2005, Mr. Andrews was Secretary, General Counsel and Senior Vice President Government Affairs at PepsiCo Inc. Mr. Andrews has three decades of experience as a private practice lawyer. He was Chairman of the international law firm McCutchen, Doyle, Brown and Enersen. Mr. Andrews also served as the Legal Adviser (General Counsel) to the United States Department of State from 1997 to 2000. Mr. Andrews is currently a director of Pacific Gas and Electric Corporation (since 2000), Union Bank of California (since 2000), and James Campbell Company LLC (since 2007).
Donald DeFosset is a member of our Joint Board and Supervisory Board. Mr. DeFosset was appointed as an independent, non-executive director on December 14, 2006 after joining JHI NV as a consultant to the Board in November 2006. He was reelected by our shareholders at our Extraordinary General Meeting in February 2007. He was Chairman of the Joint and Supervisory Boards between April 2007 and January 2008. Mr. DeFosset will be resigning from our Joint and Supervisory Boards effective August 31, 2008. From 2000 until 2005, Mr. DeFosset was Chairman, President and Chief Executive Officer of Walter Industries, Inc. Mr. DeFosset is currently a director of EnPro Industries, Inc. (since June 2008), Regions Financial Corporation (since October 2005) and Terex Corporation (since 1999).
David Harrison is a member of our Joint Board and Supervisory Board and Remuneration Committee. Mr. Harrison was appointed as an independent non-executive director of JHI NV effective May 19, 2008. He will be up for re-election at our AGM in August 2008. Mr. Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during his 22 years with General Electric Co. He is Managing Partner of the U.S. financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. Mr. Harrison is currently a director for National Oilwell Varco (since 2003) and Navistar International (since 2007).
James Loudon is a member of our Joint Board and Supervisory Board, Audit Committee, and Remuneration Committee. Mr. Loudon was elected as an independent, non-executive director in July 2002 after joining JHI NV as a consultant to the Board in March 2002. He was last elected by our shareholders at our 2005 AGM. He will resign from the Joint and Supervisory Boards immediately after the 2008 AGM. Mr. Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. Mr. Loudon is currently a director of Caledonia Investments Plc (since 1995). He is Governor of the University of Greenwich and of several charitable organizations. Mr. Loudon received a Bachelor of Arts from Cambridge University and an MBA from the Stanford Graduate School of Business.
Rudy van der Meer is a member of our Joint Board and Supervisory Board and Nominating and Governance Committee. Mr. van der Meer was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including Chief Executive Officer — Coatings from 2000 to 2005, Chief Executive Officer — Chemicals from 1993 to 2000, member of the five member Executive Board from 1993 to 2005, Division President — Akzo Salt & Base Chemicals from 1991 to 1993 and member of the Executive Board — Akzo Salt & Base Chemicals from 1989 to 1991. Mr. van der Meer is currently a director of Imtech N.V. (since 2005).
Catherine Walter is a member of our Joint Board and Supervisory Board and Audit Committee. Mrs. Walter was elected as a non-executive director of JHI NV effective July 2007 and reelected by our shareholders at our Extraordinary General Meeting in August 2007. Mrs. Walter practiced commercial law for 20 years including a term as Managing Partner of the Melbourne office of Clayton Utz. Mrs. Walter is currently a non-executive director of the Australian Foundation Investment Company Limited (since 2002) and Orica Limited (since 1998).
Louis Gries is our Chief Executive Officer and a member of the Joint Board and Chairman of the Managing Board. Mr. Gries was elected to the Managing Board by our shareholders at our 2005 AGM. Mr. Gries joined us as Manager of the Fontana fiber cement plant in California in February 1991 and has held a number of roles with us leading to his appointment as Executive Vice President — Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe. In October 2004, Mr. Gries was appointed interim Chief Executive Officer and in February 2005, he was appointed Chief Executive Officer. He has held management positions with United States Gypsum Corporation, or USG. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.

Russell Chenu is our Chief Financial Officer and a member of the Managing Board. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. Mr. Chenu was elected to our Managing Board by our shareholders at our 2005 AGM and will stand for re-election at our AGM in August 2008. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.
Robert Cox is our General Counsel, Company Secretary and a member of the Managing Board. Mr. Cox joined us in January 2008 as General Counsel and became a member of the Managing Board and Company Secretary effective May 7, 2008. He will stand for re-election at our AGM in August 2008. Prior to joining us, Mr. Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. for five years. His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California. Mr. Cox has a Bachelor of Arts from Wesleyan University in Connecticut; a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, D.C. and a JD from the University of California, Berkeley, California.
Senior Leadership Team Officers
Peter Baker is our Executive Vice President — Asia Pacific. Mr. Baker joined us in October 2004 as General Manager External Affairs and became Executive Vice President — Australia in September 2005 and promoted to Executive Vice President — Asia Pacific in February 2008. He became Chairman of the Asbestos Injuries Compensation Fund Limited (Trustee of the AICF) in January 2006. He was involved in various aspects of the resolution of our asbestos compensation matters and in his current role oversees our operations in Australia, New Zealand and the Philippines. Mr. Baker is an experienced corporate executive who has held a number of senior positions in Australian public and private companies, including the MIA Group, the Tenix Group and TNT Ltd. Mr. Baker has a Bachelor of Science with first class honors from the University of Leicester, UK; a Master of Science in Operational Research with distinction from the London School of Economics, UK; and an MBA from the University of Chicago and is a Fellow of the Australian Institute of Company Directors.
Mark Fisher is our Vice President — Research and Development. Mr. Fisher joined us in 1993 as a Production Engineer and has held a variety of production, sales and management roles with us. In November 2004, Mr. Fisher became Vice President — Specialty Products. In December 2005, he was appointed as Vice President — Research and Development. In February 2008, his role was expanded to cover Engineering & Process Development. Before joining us, Mr. Fisher worked in engineering for Chevron Corporation. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.
Grant Gustafson is our Vice President — Interiors and Business Development. Mr. Gustafson joined us in April 2006. In fiscal year 2008, his role was expanded to cover Marketing, Europe and IT. Prior to joining us, Mr. Gustafson held various consulting and consulting management positions, including serving as Managing Director of Arthur D. Little (Southeast Asia and Greater China) from 2000 to 2004, and as a consultant with Bain & Company from 1986 to 1988. In addition, Mr. Gustafson has held senior management positions in the commercial building products sector, including serving as Vice President of Marketing for American Buildings Company from 2005 to 2006, and Director of Marketing with Varco-Pruden from 1988 to 1993. He was also Senior Vice President of the investment firm Markmore Sdn Bhd of Malaysia from 2004 to 2005. He has a Bachelor of Arts from the University of California Santa Barbara and an MBA from the University of Chicago.
Brian Holte is our Vice President — General Manager Western Division. Mr. Holte joined us in March 2007. Before joining us, Mr. Holte spent 17 years at Rockwell Automation, a global leader in power, control and information solutions for the manufacturing and infrastructure business sectors. During his time at Rockwell Automation, Mr. Holte gained extensive experience in sales, industry marketing, business development, sales leadership and regional management. Mr. Holte has a Bachelor of Science in Industrial Technology from the University of Wisconsin, Stout and an MBA from University of Southern California.
Nigel Rigby is our Vice President — General Manager Northern Division. Mr. Rigby joined us in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with us. In November 2004, Mr. Rigby became Vice President — Emerging Markets. In 2006, he was named Vice President — General Manager Northern Division. Before joining us, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

Joel Rood is our Vice President — General Manager Southern Division. Mr. Rood joined us in February 2007 and in February 2008 his role was expanded to cover Human Resources. He has over 20 years of sales, marketing and general management experience, the last nine with Hilti Corporation as Sales Vice President in the U.S., General Manager of Australia, and finally as Managing Director of the United Kingdom and Ireland. Prior to Hilti, Mr. Rood worked with MTS Systems Corporation, where he developed their successful seismic business in Asia. Mr. Rood has a Bachelor of Science in Civil Engineering from Princeton University, summa cum laude, and a Master of Science in Petroleum Engineering from the University of Texas in Austin. In addition, he attended Stanford University as a Sloan Fellow, earning a Master of Science in Management.
None of the persons above has any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.
Employees
As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended March 31,
	2008	2007	2006
Fiber Cement United States and Canada	1,809	1,868	2,150
Fiber Cement Australia	397	419	402
Fiber Cement New Zealand	188	164	170
Fiber Cement Philippines	167	170	202
Pipes (United States and Australia)	116	131	129
Fiber Cement Europe	46	41	58
Roofing (United States)	—	—	24
Research & Development, including Technology	111	101	118
General Corporate	48	50	50

Total Employees	2,882	2,944	3,303

As of the end of March 31, 2008, of the 2,882 people employed, approximately 260 were members of labor unions (approximately 155 in Australia3 and 105 in New Zealand). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States or the Philippines. Item 3, “Key Information — Risk Factors.”

[3]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

Compensation
Remuneration
The aggregate amount of compensation that we paid to, or accrued with respect to, all persons serving as members of our Supervisory Board, Managing Board or our executive officers (22 persons in aggregate) during fiscal year 2008 was approximately $13.0 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of shadow stock, superannuation and retirement benefits, stock options and severance.
The table below sets forth the compensation for those non-executive directors who served on the Board during the fiscal years ended March 31, 2008 and 2007:

			Post-
	Primary	Equity	employment
	Directors’	JHI NV	Superannua-	Other Benefits
Name	Fees (1)	Stock (2)	tion (3)	(4)	Total
Non-Executive Directors
M. Hammes (5)
Fiscal year 2008	$60,636	$59,583	$—	$3,192	$123,411
Fiscal year 2007	16,247	—	—	2,888	19,135

D. McGauchie (5)
Fiscal year 2008	136,000	50,000	—	3,192	189,192
Fiscal year 2007	96,071	—	9,402	2,888	108,361

B. Anderson (5)
Fiscal year 2008	71,000	50,000	—	3,192	124,192
Fiscal year 2007	33,685	—	—	2,888	36,573

D. Andrews (6)
Fiscal year 2008	30,782	29,167	—	3,192	63,141
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A

D. DeFosset
Fiscal year 2008	175,863	91,667	—	27,394	294,924
Fiscal year 2007	32,959	—	—	2,888	35,847

J. Loudon (7)
Fiscal year 2008	101,000	—	—	3,192	104,192
Fiscal year 2007	87,584	—	—	2,888	90,472

R. van der Meer
Fiscal year 2008	51,000	50,000	—	—	101,000
Fiscal year 2007	17,247	—	—	—	17,247

C. Walter (8)
Fiscal year 2008	37,500	37,500	—	3,192	78,192
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A

Former Non-Executive Directors
J. Barr (5)(9)
Fiscal year 2008	59,352	50,000	—	3,192	112,544
Fiscal year 2007	92,929	20,000	—	2,888	115,817

Total Compensation for Non-Executive Directors
Fiscal year 2008	$723,133	$417,917	$—	$49,738	$1,190,788
Fiscal year 2007	$376,722	$20,000	$9,402	$17,328	$423,452

(1)	Amount includes base, Chairman, Deputy Chairman and Committee Chairman and Special Matter Committee attendance fees.

(2)	The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount as Dutch tax law does not allow acquisition of shares out of pre-tax income. The number of JHI NV shares acquired was determined by dividing the amount of participation in the Supervisory Board Share Plan 2006 (which we refer to as SBSP) by the market purchase price.

(3)	Mr. McGauchie ceased making voluntary superannuation contributions in the first quarter of fiscal year 2008.

(4)	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands. For Mr. DeFosset, fiscal year 2008 also includes for the period he was Chairman of the Joint and Supervisory Boards, office costs, the personal use of a company laptop and PDA phone. Prior year amounts have been restated to conform with the current year presentation.

(5)	The Company pays for expenses related to Supervisory Board spousal travel to accompany them to up to one Board meeting per year. In fiscal year 2008, the Company paid $15,984, $16,331, $21,865 and $18,163 for spousal travel for Messrs. Hammes, McGauchie, Anderson and Barr, respectively. In fiscal year 2007, the Company paid $9,493 related to spousal travel for Mr. McGauchie.

(6)	Mr. Andrews was appointed to the Company’s Joint and Supervisory Boards effective September 1, 2007.

(7)	Mr. Loudon did not participate in the SBSP in fiscal year 2008. However, on March 14, 2008, he bought 6,300 JHI NV shares on market, which was equivalent to the value of JHI NV shares he would have received if he had participated in the SBSP.

(8)	Mrs. Walter was appointed to the Joint and Supervisory Boards effective July 1, 2007 and was re-elected for a three-year term on August 17, 2007.

(9)	Mr. Barr resigned from the Company’s Joint and Supervisory Boards effective March 31, 2008.

The table below sets forth the compensation for those executive directors who served on the Board during the fiscal years ended March 31, 2008 and 2007; and for our senior executives during the fiscal years ended March 31, 2008 and 2007:

				Post-
	Primary			employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
					Stock	Benefits, and
			Noncash	Superannuation	Appreciation	Other Non-
		Bonuses	Benefits	and 401(k)	Rights and	recurring
Name	Base Pay	(1)	(2)	Benefits	Options (3)	(4)	Severance	Total
Current Executive Directors
L. Gries
Fiscal year 2008	$836,763	$659,033	$143,477	$24,741	$1,588,941	$161,380	$—	$3,414,335
Fiscal year 2007	786,612	1,738,430	72,317	14,287	755,110	121,498	—	3,488,254

R. Chenu
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	—	1,415,961
Fiscal year 2007	596,181	200,161	57,628	57,776	101,282	79,849	—	1,092,877

Former Executive Director
B. Butterfield (5)
Fiscal year 2008	168,470	—	61,702	—	260,028	61,430	335,323	886,953
Fiscal year 2007	322,497	466,516	61,598	13,200	206,351	111,160	—	1,181,322
Total Compensation for Executive Directors
Fiscal year 2008	$1,717,663	$897,884	$249,211	$87,979	$2,072,928	$356,261	$335,323	$5,717,249
Fiscal year 2007	$1,705,290	$2,405,107	$191,543	$85,263	$1,062,743	$312,507	$—	$5,762,453

Current Senior Executives
P. Baker (6)
Fiscal year 2008	341,244	57,958	6,728	30,712	51,296	—	—	487,938
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

R. Cox (7)
Fiscal year 2008	86,538	—	2,332	2,077	—	65,502	—	156,449
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

M. Fisher
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	—	—	800,686
Fiscal year 2007	301,538	346,849	24,044	13,408	295,748	—	—	981,587

G. Gustafson
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	—	632,621
Fiscal year 2007	254,808	142,914	18,896	11,619	55,046	104,913	—	588,196

B. Holte (6)
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	—	713,610
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

N. Rigby
Fiscal year 2008	326,510	136,890	34,307	—	299,823	12,418	—	809,948
Fiscal year 2007	301,538	350,488	22,673	—	282,435	—	—	957,134

J. Rood (6)
Fiscal year 2008	315,000	69,300	37,827	—	190,408	3,879	—	616,414
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

				Post-
	Primary			employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
					Stock	Benefits, and
			Noncash	Superannuation	Appreciation	Other Non-
		Bonuses	Benefits	and 401(k)	Rights and	recurring
Name	Base Pay	(1)	(2)	Benefits	Options (3)	(4)	Severance	Total
Former Senior Executives
J. Chilcoff (8)
Fiscal year 2008	299,646	—	41,966	9,611	290,804	42,586	—	684,613
Fiscal year 2007	310,961	373,192	44,136	12,842	277,998	—	—	1,019,129

R. Russell (9)
Fiscal year 2008	258,929	—	50,935	13,298	286,294	75,778	83,635	768,869
Fiscal year 2007	301,538	359,235	48,159	13,408	295,748	6,058	—	1,024,146

Total Compensation for Senior Executives
Fiscal year 2008	$2,582,454	$572,040	$265,433	$90,514	$1,776,182	$300,890	$83,635	$5,671,148
Fiscal year 2007	$1,470,383	$1,572,678	$157,908	$51,277	$1,206,975	$110,971	$—	$4,570,192

(1)	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

The amount in fiscal year 2007 includes all incentive amounts paid in respect to fiscal year 2007, including the portion of any incentive awarded for performance in fiscal year 2007, as well as, any performance incentive amount realized as a result of fiscal years 2006 and 2005’s performance as a result of our achievement of predetermined financial targets pursuant to the terms of our Economic Profit Incentive Plan.

See “Other Compensation: Economic Profit Incentive Plan” for a summary of the terms of our Economic Profit Incentive Plan and Deferred Bonus Program.

(2)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

(3)	Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 32.1% expected volatility; 4.2% risk free interest rate; and A$3.14 weighted average fair value at grant date. The figures stated here for Mr. Gries include Stock Appreciation Rights. In December 2007, the remaining Stock Appreciation Rights vested and were exercised.

(4)	Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under our U.S. vacation policy and California law.

(5)	Mr. Butterfield separated from the Company effective October 1, 2007. Severance amount includes lump sum cash payment of $335,323. In addition, as part of his severance benefits, Mr. Butterfield entered into a 2 year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms.

(6)	Messrs. Baker, Holte and Rood were not executives for whom the Company reported compensation for in fiscal year 2007.

(7)	Mr. Cox joined the Company on January 14, 2008 and became a member of the Managing Board effective May 7, 2008.

(8)	Mr. Chilcoff separated from the Company effective February 25, 2008. Mr. Chilcoff entered into a 2 year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr. Chilcoff received cash of $36,304 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.

(9)	Mr. Russell separated from the Company effective January 18, 2008. Severance amount includes post-employment consulting fees and health insurance benefits paid in fiscal year 2008. As part of his separation benefits, Mr. Russell entered into a 2 year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr. Russell will also receive health insurance benefits up to 18 months following his separation date. The exercise period for his vested options was extended until the end of his post-employment consulting agreement with the Company. Mr. Russell received cash of $67,726 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.
On December 10, 2007, March 27, 2007, March 13, 2007, November 21, 2006, March 8, 2006, December 1, 2005, February 22, 2005 and December 14, 2004, we granted options to purchase 5,031,310 shares, 151,400 shares, 179,500 shares, 3,499,490 shares, 40,200 shares, 5,224,100 shares, 273,000 shares and 5,391,100 shares of our common stock, respectively, at fair market value to management and other employees under the 2001 Equity Incentive Plan. See the section below entitled “Option Ownership” and “Stock-Based Compensation” for further information about option awards and a description of our equity compensation plans. See also “Other Compensation” for a description of our non-equity based compensation plans.

Employment Contracts
Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer and certain other senior executives are formalized in employment contracts. The main elements of these contracts are set out below.
Chief Executive Officer
Details of the terms of our Chief Executive Officer’s employment contract are as follows:

Components	Details
Length of contract	Three year term, commencing February 10, 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Base salary (1)	$850,000 for current year. Salary reviewed annually in May by the Supervisory Board.

Short-term incentive	Annual short-term incentive target is 100% of annual base salary:

— 80% of this incentive target is based on the Company meeting or exceeding pre-determined performance objectives; and

— 20% of this incentive target is based on the Chief Executive Officer meeting or exceeding personal performance objectives.

The Remuneration Committee recommends the Company’s and Chief Executive Officer’s performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The Chief Executive Officer’s short-term incentive was calculated under the Economic Profit and Individual Performance Incentive Plan in fiscal year 2008, and will be calculated under the Executive Incentive Program and Individual Performance Plan in fiscal year 2009.

Long-term incentive	Upon the approval of the shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the United States.

Defined Contribution Plan	The Chief Executive Officer may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the Chief Executive Officer’s contributions into the plan up to the annual IRS limit.

Resignation	The Chief Executive Officer may cease employment with the Company by providing written notice.

Termination by James Hardie	The Company may terminate the Chief Executive Officer’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the Chief Executive Officer terminates his employment “for good reason” the Company will pay the following:

a. amount equivalent to 1.5 times the annual base salary at the time of termination; and
b. amount equivalent to 1.5 times the executive’s average short-term incentive actually paid in up to the previous three fiscal years as Chief Executive Officer; and
c. continuation of health and medical benefits at the Company’s expense for the remaining term of the agreement and consulting agreement referenced below.

Components	Details
Post-termination Consulting	The Company will request the Chief Executive Officer, and the Chief Executive Officer will agree, to consult to the Company upon termination for a minimum of two years, as long as the Chief Executive Officer maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the Chief Executive Officer will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the Chief Executive Officer under the Managing Board Transitional Stock Option Plan and Long-Term Incentive Plan, the Chief Executive Officer’s outstanding options will not expire during any post-termination consulting period.

(1)	See actual salary paid for fiscal year 2008 in this section under “Compensation.”
Chief Financial Officer
Details of our Chief Financial Officer’s employment contract are as follows:

Components	Details
Length of contract	Fixed period of three years concluding October 5, 2010.

Base salary (1)	A$816,000 for current year. Salary reviewed annually in May by the Supervisory Board.

Short-term incentive	Annual short-term incentive target is 33% of annual base salary based on the Chief Financial Officer meeting or exceeding personal performance objectives. The Chief Financial Officer does not participate in the Executive Incentive Program, but will in fiscal year 2009 to the extent that some of the Chief Financial Officer’s long-term incentive target has been transferred to short-term incentive target under the Executive Incentive Program.

Long-term incentive	Upon the approval of the shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least $350,000. If the Chief Financial Officer ceases employment with the Company then a pro-rata amount of each tranche of the Chief Financial Officer’s unvested options will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing date, B is the number of months from the date of grant until the first testing date and C is the total number of options granted in the relevant tranche. The remaining unvested/unexercised options will continue as if the Chief Financial Officer remained employed by the Company until the first testing date, at which point any options that do not vest at that time will also lapse.

Superannuation	The Company will contribute 9% of gross salary to the Chief Financial Officer’s nominated superannuation fund.

Resignation or Termination	The Company or Chief Financial Officer may cease the Chief Financial Officer’s employment with the Company by providing three months’ notice in writing.

Components	Details
Redundancy or diminution of role	If the position of Chief Financial Officer is determined to be redundant or subject to a material diminution in status, duties or responsibility, the Company or the Chief Financial Officer may terminate the Chief Financial Officer’s employment. The Company will pay the Chief Financial Officer a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

(1)	See actual salary paid for fiscal year 2008 in this section under “Compensation.”
Benefits Contained in Contracts for Chief Executive Officer and Chief Financial Officer
Employment contracts for each of our Chief Executive Officer and Chief Financial Officer also specify the following benefits:

Components	Details
International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalization: The Company covers the extra personal tax burden for Managing Board directors based in The Netherlands.

Tax Advice: The Company will pay the costs of filing income tax returns to the required countries.

Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all U.S. employees or similar benefits. They are also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under their employment agreements.

Automobile: The Company will either purchase or lease an automobile for business and personal use or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the United States.

Senior Executives’ Employment Contracts
Details of the employment contracts for senior executives (other than Brian Holte) are as follows:

Components	Details
Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective July 1.

Short-term incentive	An annual short-term incentive target is set at a percentage of the senior executive’s salary. The short-term target is between 65% and 25% depending on the individual; for U.S. senior executives, 80% of this short-term incentive target is based on the Company meeting or exceeding corporate performance objectives and 20% of this short-term incentive target is based on the U.S. senior executive meeting or exceeding personal performance objectives. For Australian senior executives, this split is 70% - 30%.

Long-term incentive	Upon the approval of the Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that in the future senior executives will receive equity grants under the new plans proposed for fiscal year 2009.

Defined Contribution Plan/Superannuation	U.S. senior executives may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit. For Australian senior executives, the Company will contribute 9% of gross salary to the senior executive’s nominated superannuation fund.

Resignation	U.S. senior executives may cease employment with the Company by providing 30 days’ written notice. For Australian senior executives, this period is three months.

Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause.

Post-termination Consulting	Depending on the U.S. senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: U.S. senior executives are eligible to receive all health, welfare and vacation benefits offered to all other U.S. employees. The U.S. senior executives are also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.

Automobile: For U.S. senior executives, the Company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the senior executive will be entitled to an automobile lease allowance not to exceed $750 per month.

Components	Details
International Assignment	Senior executives who are on assignment in countries other than their own receive additional benefits which may include tax equalization payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.
Brian Holte does not have such a written employment agreement, but receives short-term incentive, long-term incentive, defined contribution plan and other benefits as outlined above.
Share Ownership
As of May 31, 2008, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below.

	Number of
	Shares
	Beneficially	Percent of Class
Name	Owned (1)	(2)
Current Directors and Executive Officers
Michael Hammes (3)	15,859	*
Donald McGauchie (4)	15,372	*
Brian Anderson	6,124	*
David Andrews (5)	3,903	*
Donald DeFosset	25,877	*
David Harrison	5,000	*
James Loudon (6)	12,655	*
Rudy van der Meer	4,410	*
Catherine Walter (7)	11,407	*
Louis Gries	1,317,219	*
Russell Chenu	113,000	*
Robert Cox	—	—
Peter Baker	26,875	*
Mark Fisher	681,021	*
Grant Gustafson	39,625	*
Brian Holte	37,850	*
Nigel Rigby	394,628	*
Joel Rood	36,625	*

Former Directors and Executive Officers
John Barr (8)	32,144	*
Benjamin Butterfield	—	—
James Chilcoff	—	—
Robert Russell	335,625	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Since the Supervisory Board Share Plan, was approved at our 2002 AGM, four general allotments have been made to non-executive directors. The number of beneficial shares includes the following Supervisory Board Share Plan allotments:

	Shares Allotted under Supervisory Board Share Plan
	November 22,	December 3,	August 22,	August 27,
Name	2005 (a)	2004 (b)	2003 (c)	2002 (d)
James Loudon	758	2,117	1,839	1,641
Donald McGauchie	758	1,068	1,743	—

Former Director
John Barr	758	1,068	—	—

(a)	Each participant’s November 22, 2005 mandatory participation of 758 shares was subject to a two-year escrow period ending November 22, 2007.

(b)	Each participant’s December 3, 2004 mandatory participation of 1,068 shares was subject to a two-year escrow period until they were released on December 4, 2006.

(c)	Each participant’s August 22, 2003 mandatory participation of 1,260 shares was subject to a two-year escrow period until they were released on August 22, 2005.

(d)	Each participant’s August 27, 2002 mandatory participation of 1,641 shares was subject to a two-year escrow period until they were released on August 27, 2004.
At our AGM on September 25, 2006, our shareholders approved the replacement of our Supervisory Board Share Plan, with a new plan called the Supervisory Board Share Plan 2006 (which we refer to as the SBSP). Under the SBSP, Supervisory Board directors can elect to receive a percentage of his or her fees in the form of CUFS.
The number of beneficial shares includes the following shares acquired on market under the SBSP:

	Number of Shares
	Fiscal years ended
Name	2008	2007
Michael Hammes	6,859	—
Donald McGauchie	5,803	—
Brian Anderson	6,124	—
David Andrews	3,903	N/A
Donald DeFosset	10,377	—
David Harrison	N/A	N/A
James Loudon (6)	—	—
Rudy van der Meer	4,410	—
Catherine Walter	5,032	N/A

Former Directors
John Barr	7,667	1,651

(2)	Based on 432,948,363 shares of common stock outstanding at May 31, 2008 (all of which are subject to CUFS).

(3)	As of May 31, 2008, 10,859 shares were held in the name of Mr. and Mrs. Hammes.

(4)	As of May 31, 2008, 6,000 shares were held for the McGauchie Superannuation Fund for which Mr. McGauchie is a trustee.

(5)	As of May 31, 2008, all shares were held in a trust, of which Mr. Andrews and his wife are trustees.

(6)	Mr. Loudon did not participate in the SBSP in fiscal year 2008. However, on March 14, 2008, he bought 6,300 JHI NV shares on market, which was equivalent to the value of JHI NV shares he would have received is he had participated in the SBSP. As of May 31, 2008, 6,300 shares are held by HSBC Nominees on behalf of Mr. Loudon.

(7)	As of May 31, 2008, 6,375 shares were held in the Walter Super Fund.

(8)	As of March 31, 2008, the date of Mr. Barr’s resignation, 21,000 shares were held in a trust, of which Mr. Barr and his wife are trustees.
None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of May 31, 2008.

Option Ownership
The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of May 31, 2008 was:

	Number of Shares Underlying
Name	Options Owned		Exercise Price	Expiration Date
Current Executive Officers
Louis Gries	40,174	(1, 2)	A$3.1321/share (3, 4, 5)	November 2009
	175,023	(1, 6)	A$3.0921/share (3, 4, 5)	November 2010
	324,347	(7)	A$5.0586/share (4, 5)	December 2011
	325,000	(8)	A$6.4490/share (5)	December 2012
	325,000	(9)	A$7.05/share	December 2013
	1,000,000	(10)	A$8.53/share	November 2015
	381,000	(15)	A$8.40/share	November 2016
	415,000	(15)	A$8.40/share	November 2016
	437,000	(15)	A$7.83/share	August 2017
	445,000	(15)	A$7.83/share	August 2017

Russell Chenu	93,000	(11)	A$6.30/share	February 2015
	90,000	(10)	A$8.53/share	November 2015
	60,000	(15)	A$8.40/share	November 2016
	65,000	(15)	A$8.40/share	November 2016
	66,000	(15)	A$7.83/share	August 2017
	68,000	(15)	A$7.83/share	August 2017

Robert Cox	—

Peter Baker	40,000	(12)	A$8.90/share	December 2015
	27,500	(14)	A$8.40/share	November 2016
	47,619	(18)	A$6.38/share	December 2017

Mark Fisher	92,113	(1, 6)	A$3.0921/share (3, 4, 5)	November 2010
	68,283	(7)	A$5.0586/share (4, 5)	December 2011
	74,000	(8)	A$6.4490/share (5)	December 2012
	132,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
	277,778	(18)	A$6.38/share	December 2017

Grant Gustafson	158,500	(14)	A$8.40/share	November 2016
	222,222	(18)	A$6.38/share	December 2017

Brian Holte	151,400	(17)	A$8.35/share	March 2017
	250,000	(18)	A$6.38/share	December 2017

Nigel Rigby	20,003	(7)	A$5.0586/share (4, 5)	December 2011
	27,000	(8)	A$6.4490/share (5)	December 2012
	33,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
	277,778	(18)	A$6.38/share	December 2017

	Number of Shares
	Underlying Options
Name	Owned		Exercise Price	Expiration Date
Joel Rood	146,500	(16)	A$8.90/share	March 2017
	250,000	(18)	A$6.38/share	December 2017

Former Executive Officers
Benjamin Butterfield	230,000	(10)	A$8.53/share	December 2009
	101,000	(15)	A$8.40/share	December 2009
	110,000	(15)	A$8.40/share	December 2009

James Chilcoff	—

Robert Russell	66,000	(9)	A$7.05/share	January 2010
	135,000	(13)	A$5.99/share	January 2010
	95,000	(12)	A$8.90/share	January 2010
	39,625	(14)	A$8.40/share	January 2010

(1)	This nonqualified stock option to purchase shares of our common stock was granted on October 19, 2001 under our 2001 Equity Incentive Plan in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	All options vested and became exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	All options vested and became exercisable in November 2005.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(9)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2006.

(10)	Granted under the Managing Board Transitional Stock Option Plan. Options vest and become exercisable on the first business day on or after November 22, 2008 if the following conditions are met: 50% vest if our total shareholder return, or TSR, is equal to or above the Median TSR and an additional 2% of the options shall vest for each 1% increment that the Company’s TSR is above the Median TSR. If any options remain unvested on the last business day of each six month period between November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day.

(11)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in February 2008.

(12)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 1, 2006; 25% on December 1, 2007; and 50% on December 1, 2008.

(13)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2007.

(14)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on November 21, 2007; 25% on November 21, 2008; and 50% on November 21, 2009.

(15)	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(16)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on March 13, 2008; 25% on March 13, 2009; and 50% on March 13, 2010.

(17)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on March 27, 2008; 25% on March 27, 2009; and 50% on March 27, 2010.

(18)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 10, 2008; 25% on December 10, 2009; and 50% on December 10, 2010.

Stock-Based Compensation
At March 31, 2008, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan (which we refer to as the Plan); the 2001 Equity Incentive Plan; the Managing Board Transitional Stock Option Plan; the SBSP and the Long-Term Incentive Plan (which we refer to as LTIP).
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under the Plan. Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (which we refer to as APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, “Accounting for Stock-Based Compensation,” has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2008, 2007 and 2006. No shares were issued under this plan during years ended March 31, 2008, 2007 and 2006.
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
The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options Outstanding as of May
Share Grant Date	Number of Options Granted	31, 2008
October 2001 (1)	5,468,829	510,342
December 2001	4,248,417	660,582
December 2002	4,037,000	886,000
December 2003	6,179,583	2,135,750
December 2004	5,391,100	2,488,125
February 2005	273,000	93,000
December 2005	5,224,100	3,206,300
March 2006	40,200	40,200
November 2006	3,499,490	2,151,510
March 2007	330,900	318,975
December 2007	5,031,310	4,094,440

Total outstanding		16,585,224

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.
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
Stock Options. Under the 2001 Equity Incentive Plan, our Joint Board or Remuneration Committee is authorized to award nonqualified options to purchase shares of common stock as additional employment compensation. The 2001 Equity Incentive Plan does not allow us to grant options qualified as “incentive stock options” under Section 422 of the Code. Options are exercisable over such periods as may be determined by our Joint Board or Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Joint Board or Remuneration Committee. Options are evidenced by notices of option grants authorized by our Joint Board or Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.
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
Stock Appreciation Rights Plans
On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (which we refer to as the Stock Appreciation Rights Plan) with an exercise price of A$5.99. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. In December 2007, the remaining 250,000 of these stock appreciation rights vested and were exercised at A$6.52, the closing price of the Company’s stock on the exercise day.
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
Supervisory Board Share Plan
At our 2002 AGM our shareholders approved a Supervisory Board Share Plan, effective for a three-year period. This plan was renewed at our 2005 AGM. Under the plan, all non-executive directors on our Joint Board and Supervisory Board received shares of our common stock as payment for a portion of their director fees. The Supervisory Board Share Plan required that our directors take at least $10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees in their discretion. Shares issued under the $10,000 compulsory component of the plan were subject to a two-year escrow that required members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the average market closing price at which CUFS were quoted on the ASX during the five business days preceding the day of issue. No loans were entered into by us in relation to the grant of shares pursuant to the Supervisory Board Share Plan. During fiscal year 2007, this plan was replaced with the SBSP. All remaining shares issued under this plan were released from escrow in November 2007.
Supervisory Board Share Plan 2006
At the 2006 AGM, our shareholders approved the replacement of our Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan (which we refer to as the SBSP), and the participation of the Supervisory Board directors under the SBSP for a three-year period. The SBSP was last approved at the 2007 AGM for a period of three years.
Participation by members of the Supervisory Board in the SBSP is not mandatory. Under the SBSP, the Supervisory Board members can elect to receive some of their annual fees in ordinary shares/CUFS in the Company. This is different from the Supervisory Board Share Plan under which Supervisory Board members were required to contribute a portion of their annual fees in shares/CUFS. At March 31, 2008, 61,792 shares had been acquired under this plan.
Shares/CUFS received under the SBSP can be either issued or acquired on market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted to the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on market, the price is the purchase price.
The SBSP does not include a performance condition because the amounts applied to acquire ordinary shares/CUFS under the SBSP are from the annual fees earned by the Supervisory Board directors.
In fiscal year 2008, the Supervisory Board reviewed and confirmed its Board policy that Supervisory Board directors should accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in shares/CUFS (either personally, in the name of their spouse, or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment. The policy had previously been described as requiring that Supervisory Board directors should accumulate three times their annual cash remuneration, although this was when each director had agreed to receive 50% of their director’s fees in shares/CUFS under the SBSP. To eliminate inconsistency under the policy, for instance, if one Supervisory Board director elected to change the amount of directors’ fees received in shares/CUFS, it was agreed that the policy should revert to its original formulation of 1.5 times (and two times for the Chairman) directors’ total base remuneration (excluding Board Committee fees).
To recognize the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual Supervisory Board directors, no Supervisory Board director will be required to apply more than 50% of the cash component of their fees, on a post-tax basis, over a six year period, toward satisfying this requirement.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At March 31, 2008 and 2007, there were 1,320,000 options outstanding under this plan.
On November 22, 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (which we refer to as TSR) (essentially its dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, the Company will reapply the vesting criteria to those options on that business day.
Effect of Change in Control. The 2005 Managing Board Transitional Stock Option Plan provides for the automatic vesting of certain benefits under the plan under certain circumstances in the event of a “change in control.” A “change in control" will be deemed to have occurred if either (1) a person obtains at least 30% of our voting shares pursuant to a takeover bid for all or a proportion of all of our voting shares which is or becomes unconditional, (2) a scheme of arrangement or other merger proposal becomes binding on the holders of all of our voting shares and by reason of such scheme or proposal a person obtains at least 30% of our voting shares, or (3) a person becomes the beneficial owner of at least 30% of our voting shares for any other reason.
Long-Term Incentive Plan
At our 2006 AGM, our shareholders approved the establishment of the LTIP to provide incentives to members of our Managing Board and to certain members of its management or Executives. The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (which we refer to as Shares), the issue and/or transfer of Shares under them, and the grant of cash awards to members of our Managing Board and Executives. In August 2007 and November 2006, 1,016,000 options and 1,132,000 options, respectively, were granted under the LTIP to our Managing Board. The vesting of these options are subject to “performance hurdles” as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. As of March 31, 2008, there were 2,148,000 options outstanding under this plan.
Effect of Change in Control, Takeover by Certain Organizations or Liquidation. The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. A “change in control” is deemed to have occurred if pursuant to a takeover bid or otherwise, any person together with their associates acquire Shares, which when aggregated with Shares already acquired by such person and their associates, comprise more than 30% of our issued Shares.

Other Compensation
Economic Profit Incentive Plan
During fiscal year 2008, we continued to maintain an Economic Profit and Individual Performance Incentive Plan (which we refer to as the EP/IP Plan). This plan is the variable pay plan for our executive directors, officers, key executives and other eligible employees. Employees who have limited direct influence on the Company’s financial performance are only eligible for incentive payments based on his or her individual performance on certain mutually agreed upon personal objectives. Executive directors, officers and key executives’ incentive payments are based on the Company’s financial performance in addition to his or her individual performance on certain mutually agreed upon personal objectives. All participants are eligible to receive incentive payments based on individual performance achievements regardless of the Company’s performance.
Individuals’ who have incentive payments dependent on Company financial performance may have between 50% to 80% of their individual variable incentive pay tied to the Company achieving predetermined financial targets. The predetermined financial targets are set every three years by the Remuneration Committee working with independent advisors and the committee recommending targets to the Supervisory Board. The financial targets have been set as the amount the Company’s Economic Profit (defined as net operating profit after tax minus capital charge) must increase in each of the succeeding three years to achieve a target bonus (which we refer to as the Target Bonus) and the amount by which the Company must exceed the target to realize incentives greater than the Target Bonus. The target expected improvement in Economic Profit for fiscal year 2007 to fiscal year 2009 was set in 2006. At the start of each EP/IP Plan year (year ending March 31), the Supervisory Board confirmed the target Economic Profit required to attain the Target Bonus.
For any Economic Profit bonus amounts realized in any one year in excess of the employee’s Target Bonus:
•	one-third of the excess is considered earned and paid in that year; and

•	the remaining two-thirds is credited to the employee’s bonus bank (which we refer to as “Bonus Bank”) and subject to being paid out equally in the following two years, provided that the performance target was met and the employee continues to meet the eligibility standards for additional payments.
Targets for the Economic Profit component of the EP/IP Plan were set in 2006. The target setting did not anticipate the negative U.S. housing market growth in fiscal year 2008. Therefore, the Company did not achieve the target growth in Economic Profit in fiscal year 2008 and no payments were made under the Economic Profit component of the EP/IP Plan.
The Economic Profit component of the EP/IP Plan was specifically designed to reward progressive improvement in the drivers of shareholder value in an external growth environment that was predictable. The Supervisory Board and Remuneration Committee recognized that the Economic Profit component of the EP/IP Plan was not suitable in times of exceptional external market volatility and unpredictability and, on the advice of the Remuneration Committee, terminated this component for fiscal year 2009 and beyond. In lieu of the EP/IP plan, the Company has introduced the new Executive Incentive Program (which we refer to as EIP) and Individual Performance Plan (which we refer to as IP Plan). See below for details of the EIP and IP plan for fiscal year 2009 and beyond.
In addition, after carefully assessing the senior executives’ response to and performance in the extreme market conditions facing the entire housing industry in the United States, the Supervisory Board concluded that executives’ performance was of such a standard that in this instance, an exceptional discretionary bonus was justified, and implemented the Deferred Bonus Program, which is discussed below.
Deferred Bonus Program
For reasons discussed above under “Economic Profit Incentive Plan”, the Supervisory Board implemented a one-off Deferred Bonus Program.
Payments under this plan comprised of a cash payment equal to one third of the total value (short-term incentive) and a grant of two year vesting restricted stock units (which we refer to as RSUs) equal to two thirds of the value (long-term incentive) in June 2008. The total value of cash and RSUs under the Deferred Bonus Program was 75%

of the short-term incentive target in fiscal year 2008, which therefore included 75% of the Bonus Bank the senior executive had accumulated for the Company’s good performance in fiscal years 2006 and 2007.
RSUs are unfunded and unsecured contractual entitlements for shares to be issued in the future. The RSUs granted in respect of the Deferred Bonus Program vest and convert into shares on a one-for-one basis in two years if the senior executive has maintained a satisfactory level of performance during this period, subject to exceptions based on the reasons for the recipient’s departure and other specified corporate events.
The CEO is also a participant in this program and, subject to shareholder approval, will receive a grant of RSUs in August 2008.
Executive Incentive Program and Individual Performance Plan
As discussed above, in lieu of the EP/IP Plan, the Remuneration Committee recommended to our Supervisory Board that the Company maintain two variable pay plans effective April 1, 2008:
•	an IP Plan, and

•	an EIP
The IP Plan contains the same terms as the Individual Performance component of the EP/IP plan and is solely for eligible employees who have limited direct influence on the Company’s financial performance. The IP Plan is based on the individual’s performance on certain mutually agreed upon personal objectives.
The EIP will reward management based on performance against predetermined Earnings Before Interest and Taxes (which we refer to as EBIT) goals which are adopted at the start of each fiscal year. Participating employees will have different EBIT goals, depending on their function and location. All other strategic, financial and individual objectives will be measured under the IP Plan.
Pursuant to the terms of the EIP, participants may earn between 0% and 200% of their enlarged short-term incentive target, depending on performance. Payments will commence on a sliding scale paying nil at 70% of the EBIT goal; 100% of short-term incentive target if the EBIT goal is reached; and extra rewards for out-performance, capping out at 200% of short-term incentive target if 120% of the EBIT goal is achieved and based on a payout schedule.
401(k) Plan
We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $15,500 in calendar year 2008 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of $230,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
James Hardie Australia Superannuation Plan
The James Hardie Australia Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service.
Director Retirement Benefits
In July 2002, the Company discontinued a retirement plan that entitled some of our former Supervisory Board directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement. Two of our former Supervisory Board director, Ms. Hellicar and Mr. Brown, were entitled to receive payments pursuant to this plan in the gross amounts of $833,979 and $307,658, respectively. These amounts were paid in fiscal year 2008. No other Supervisory Board directors retain any benefits under this plan.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of May 31, 2008, all issued and outstanding shares of our common stock were listed on the ASX in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.
To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our common stock based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX (unless indicated otherwise below) and their percentage of shares outstanding based on the number of shares outstanding as of May 31, 2008 which was 432,948,363 shares.

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding
Lazard Asset Management Pacific Co.	65,424,399	15.11%
The Capital Group Companies, Inc.	32,960,346	7.61%
Schroder Investment Management Australia Limited	31,024,755	7.17%
Suncorp-Metway Limited and its subsidiaries	29,696,066	6.86%
Concord Capital	28,585,361	6.60%
National Australia Bank Limited Group	28,198,184	6.51%
Baillie Gifford & Co and its affiliated companies	24,577,253	5.68%
Orion Asset Management Limited	22,659,318	5.23%
Vanguard Investments Australia Ltd.	22,097,739	5.10%
Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a holding of 24,505,916 shares in JHI NV. Through subsequent periodic purchases, Lazard Asset Management Pacific Co increased its holding in JHI NV on April 24, 2008 to 65,424,399 shares in the last notice received.
The Capital Group Companies, Inc. became a substantial shareholder on August 3, 2004, with a holding of 23,331,660 shares in JHI NV and increased its holding in JHI NV on March 17, 2006 to 32,960,346 shares in the last notice received.
Schroder Investment Management Australia Limited became a substantial shareholder on January 28, 2004, with a holding of 25,485,997 shares in JHI NV and, through subsequent purchases, increased its holding in JHI NV on April 6, 2004 to 39,835,741 shares. Schroder Investment Management Australia Limited reduced its holding in JHI NV to 31,024,755 shares on January 8, 2007 in the last notice received.
Suncorp-Metway Limited and its subsidiaries became a substantial shareholder on June 29, 2007, with a holding of 23,520,538 shares in JHI NV and increased its holding in JHI NV on August 14, 2007 to 29,696,066 shares in the last notice received.
Concord Capital became a substantial shareholder on June 18, 2004, with 24,499,832 shares in JHI NV. Their substantial holding status ceased on August 6, 2004 when their holding in JHI NV fell below 5%. On August 20, 2004, their holding increased to over 5% of our outstanding stock but their substantial holding status again ceased when their holding fell below 5% on April 8, 2005. On October 26, 2007, Concord Capital became a substantial shareholder again with a holding of 23,723,697 shares in JHI NV and on December 13, 2007 they increased their holding in JHI NV to 28,585,361 shares in the last notice received.
National Australia Bank Limited Group became a substantial shareholder on May 25, 2004, with 23,060,940 shares in JHI NV and increased its holding in JHI NV on June 16, 2004 to 28,198,184 shares in the last notice received.

Baillie Gifford & Co and its affiliated companies became a substantial shareholder on December 24, 2007, with a holding of 24,577,253 shares in JHI NV.
Orion Asset Management Limited became a substantial shareholder on May 16, 2008, with a holding of 22,659,318 shares in JHI NV.
Vanguard Investments Australia Ltd became a substantial shareholder on April 3, 2008, with a holding of 22,097,739 shares in JHI NV.
Commonwealth Bank merged with Colonial First State Investments in June 2000, and their combined holdings as of March 22, 2001 exceeded 5% of JHIL’s outstanding stock. Commonwealth Bank increased its percentage ownership of JHIL to approximately 13% in May 2001. Through subsequent periodic purchases, Commonwealth Bank gradually increased its interest in JHI NV to 17.03% in July 2003. Through subsequent transactions, Commonwealth Bank gradually decreased its interest in JHI NV. Based on information provided by Commonwealth Bank in its Form 13G filed with the SEC on October 4, 2007, it ceased to be a substantial holder when its holdings fell below 5%.
Perpetual Limited and its subsidiaries collectively became a substantial shareholder on December 13, 2006, with a 5.02% interest in JHI NV’s outstanding shares. Their substantial holding status ceased on January 8, 2007 when their holding fell below 5%. On January 18, 2007, Perpetual Limited increased its holding in JHI NV to 5.04%. Through subsequent transactions, Perpetual Limited ceased to be a substantial holder when its holdings fell below 5% on March 19, 2008.
Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
As of May 31, 2008, 0.44% of the outstanding shares of our common stock was held by 55 CUFS holders with registered addresses in the United States. In addition, as of May 31, 2008, 1.53% of our outstanding shares was represented by ADRs held by 73 holders, all of whom have registered addresses in the United States. A total of 1.97% of our outstanding capital stock was registered to 128 U.S. holders as of May 31, 2008.
Related Party Transactions
Existing Loans to our Directors and Directors of our Subsidiaries
At March 31, 2008, loans totaling $29,267 were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Plan. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal year 2008, repayments totaling $5,419 were received in respect of the Plan from Messrs. A. Kneeshaw and D. Salter. During fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of $16,075. Under the terms of the Plan, this director has two years from the date of his resignation to repay such loan.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
Deputy Chairman Mr. McGauchie is a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board director Mr. van der Meer is a Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.

Payments Made to Directors and Director Related Entities of Subsidiaries of JHI NV during the Year
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments totaling $4,507 for the year ended March 31, 2008 were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling $5,979 for the year ended March 31, 2008 were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.
Item 8. Financial Information
See Item 4, Information on the Company — Legal Proceedings,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 18, “Financial Statements,” and pages F-1 through F-45. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.
See Item 10, “Additional Information — Key Provisions of our Articles of Association — Dividends.”
Item 9. Listing Details
Price History
The high and low trading prices of JHI NV CUFS on the ASX are as follows:

Period	High		Low
	(A$)	(US$)	(A$)	(US$)
Fiscal year ended:
March 31, 2008	9.65	8.39	5.34	4.64
March 31, 2007	10.24	7.84	6.31	4.83
March 31, 2006	9.81	7.38	5.49	4.13
March 31, 2005	7.23	5.35	4.95	3.66
March 31, 2004	8.04	5.58	5.84	4.05
Fiscal quarter ended:
June 30, 2008	7.04	6.64	4.13	3.90
March 31, 2008	7.07	6.42	5.34	4.85
December 31, 2007	7.57	6.77	6.02	5.38
September 30, 2007	9.17	7.78	7.00	5.94
June 30, 2007	9.65	8.03	8.13	6.76
March 31, 2007	10.24	8.06	8.05	6.34
December 31, 2006	9.70	7.47	7.23	5.57
September 30, 2006	7.85	5.95	6.31	4.78
June 30, 2006	9.95	7.43	7.12	5.32
Month ended:
June 30, 2008	5.57	5.30	4.13	3.93
May 31, 2008	6.09	5.78	5.36	5.09
April 30, 2008	7.04	6.55	5.86	5.45
March 31, 2008	6.40	5.93	5.51	5.11
February 28, 2008	7.07	6.47	5.66	5.18
January 31, 2008	6.58	5.81	5.34	4.72
The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

The high and low trading prices of JHI NV ADRs on the NYSE are as follows:

Period	High	Low
	(US$)	(US$)
Fiscal year ended:
March 31, 2008	40.50	23.00
March 31, 2007	41.70	24.20
March 31, 2006	36.36	21.54
March 31, 2005	27.21	18.10
March 31, 2004	28.50	18.25
Fiscal quarter ended:
June 30, 2008	31.55	20.15
March 31, 2008	30.57	23.00
December 31, 2007	34.34	25.18
September 30, 2007	39.60	27.80
June 30, 2007	40.50	33.30
March 31, 2007	41.70	32.70
December 31, 2006	37.88	26.98
September 30, 2006	28.85	24.20
June 30, 2006	36.80	25.90
Month ended:
June 30, 2008	26.49	20.15
May 31, 2008	29.18	25.90
April 30, 2008	31.55	27.50
March 31, 2008	29.31	25.00
February 28, 2008	30.57	26.56
January 31, 2008	28.73	23.00
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADRs	New York Stock Exchange
We cannot predict the prices at which our shares and ADRs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Trading on the Australian Securities Exchange
The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically on the third business day following the trade. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX
Trading on the New York Stock Exchange
In the United States, five JHI NV CUFS equal one JHI NV ADR. Our ADRs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADRs should be directed to The Bank of New York, depository for our ADRs, at The Bank of New York, ADR Department, 101 Barclay Street #22W, New York, New York 10286 or at its website located at www.adrbny.com or contact: The Bank of New York, Investor Relations, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, toll free telephone number for USA domestic callers: 1-888-BNY-ADRs, non-U.S. callers can call: 212-815-3700 or email: shareowners@bankofny.com.

Item 10. Additional Information
General
We were originally incorporated in 1998 as a private company with limited liability, or “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”). By notarial deed dated July 24, 2001, we changed our name to James Hardie Industries N.V. and by the same deed we changed our legal form into that of a “naamloze vennootschap” (an “N.V.”), a public limited liability company under Dutch law. Our Articles of Association were most recently amended on August 20, 2007.
Our corporate seat is in Amsterdam, The Netherlands and we have offices at The Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands. We are registered at the trade register of the Chamber of Commerce and Industry for Amsterdam, The Netherlands under number 34106455.
Key Provisions of our Articles of Association
Purpose of the Company
     Our purposes, which are stated in Article 3 of our Articles of Association, are:
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
The remuneration of the members of the Managing Board is determined by the Supervisory Board within the limits of the remuneration policy adopted at the General Meeting of Shareholders. The Supervisory Board will submit for approval by the General Meeting of Shareholders, a proposal regarding the arrangements for the remuneration of the members of the Managing Board in the form of shares or rights to acquire shares. This proposal includes at least how many shares or rights to acquire shares may be awarded to the Managing Board and which criteria apply to an award or a modification. Our Articles of Association do not include any provisions regarding the power of the members of the Managing Board, in the absence of an independent quorum, to vote compensation to themselves or any other members of the Managing Board.
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
At our August 22, 2005 AGM, our Supervisory Board has been delegated the authority to issue shares and to grant rights to subscribe for shares, such as options, and to limit or exclude preemptive rights until August 22, 2010. After August 22, 2010, shares and rights to subscribe for shares may be issued, and preemptive rights may be limited or excluded by our shareholders or by our Supervisory Board, provided it has again been delegated this authority by our shareholders (such delegation shall be for a maximum period of five years). We plan to ask our shareholders to delegate this authority to our Supervisory Board again prior to August 22, 2010. It is anticipated that our Supervisory Board will eliminate preemptive rights with respect to any and all issuances of shares of common stock during such period.
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
Repurchase of Shares
Subject to the approval of our Joint Board, we may acquire shares in our own capital, subject to certain provisions of Dutch law and of our Articles of Association, if and insofar as (1) shareholders’ equity, less the amount to be paid for the shares acquired, is not less than the sum of the paid and called up part of our issued share capital, plus any reserves required to be maintained by Dutch law or our Articles of Association, (2) the aggregate par value of the shares of our capital which we acquire, already hold or on which we hold a right of pledge, or which are held by one of our subsidiaries, amounts to no more than one-tenth of the aggregate par value of the issued share capital, and (3) our shareholders, as a group, have authorized our Managing Board to acquire such shares, which authorization shall be valid for no more than eighteen months. Neither we nor any of our subsidiaries may vote shares that are held by them or us.
At our August 17, 2007 Annual General Meeting, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on February 17, 2009. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for a description of shares we have repurchased pursuant to this program through March 31, 2008. After February 17, 2009, shares in JHI NV’s capital may be acquired if our Managing Board has again been authorized to do so by our shareholders (such authorization may be for a maximum period of 18 months). We intend to ask our shareholders in our 2008 Annual General Meeting to renew the authorization of the Managing Board to cause JHI NV to acquire shares in JHI NV’s capital, on terms substantially identical to the August 17, 2007 authorization.
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
Shareholders Meetings and Voting Rights
Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. As described in the paragraph below, although ADR holders cannot vote directly, they can direct the voting of their underlying shares through the ADR depositary. Meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each of our fiscal years. These meetings take place in either Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport). Additional meetings of shareholders may be held as often as our Managing Board or our Supervisory Board deems necessary or if called by (1) holders of shares of common stock jointly representing at least 5% of our issued share capital, or (2) at least 100 holders of shares of common stock or one shareholder representing at least 100 CUFS holders or any relevant combination thereof so that the request of at least 100 persons is taken into account. Our Articles of Association also provide that an information meeting of shareholders must be held in Australia prior to each general meeting.
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
Annual Report
Our fiscal year runs from April 1 through March 31. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Managing Board must make available to our shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report must be submitted to the shareholders for adoption. The annual report, including the management report, is prepared in English and, in the case of the consolidated accounts of JHI NV and its wholly owned subsidiaries, according to U.S. GAAP, and in the case of JHI NV’s accounts, according to Dutch GAAP.
Indemnification
Our Articles of Association provide for an indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate.
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
Limitations on Right to Hold Common Stock
Subject to certain exceptions, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADRs) in such shares: (1) the number of shares of our common stock in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the issued and outstanding share capital of JHI NV or (2) the voting rights which any person, directly or indirectly, is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders. The purpose of this prohibition is to ensure that the principles which underpin the Corporations Act takeover regime are complied with in a change of control, namely that: (1) the acquisition of control over the Company takes place in an efficient, competitive and informed market; (2) the holders of the shares of our common stock or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in the Company, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal and (3) as far as practicable, the holders of the shares of our common stock or CUFS, among others, all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in the Company. The exceptions to this prohibition set forth in our Articles of Association generally include:
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
Disclosure of Holdings
Pursuant to our Articles of Association, shareholders are required to notify us of acquisitions of 5% or more of our outstanding securities and of any further change in their holdings of 1% or more of our outstanding securities. In addition, pursuant to our Articles of Association, we have the power to require our shareholders and CUFS holders to provide to us information about the identity of persons who have relevant interests in our securities and the details of that interest. These provisions are intended to mirror the tracing of beneficial ownership provisions of the Corporations Act, which would not have applied statutorily to us as a Dutch company absent a specific provision in our Articles of Association.
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
Material Contracts
In addition to the other contracts that are described in this Annual Report on Form 20-F, including without limitation the Amended FFA and certain other related agreements described in Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and any material contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as an exhibit to this Annual Report on Form 20-F and are hereby incorporated by reference and the summary below is qualified in its entirety by such reference.

U.S. Dollar Cash Advance Facilities. Our credit facilities currently consist of 364-day facilities in the amount of $110.0 million, which as of March 31, 2008 all had a maturity date of December 2008. We have requested extensions of the maturity date of such credit facilities to June 2009 and to date have received agreement to these extensions in the amount of $55.0 million. We also have term facilities in the amount of $245.0 million, $45.0 million and $90.0 million, which mature in June 2010, February 2011 and February 2013, respectively. For all facilities, interest is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2008, we paid $0.4 million in commitment fees. At March 31, 2008, there was $264.5 million drawn under the combined facilities and $225.5 million was available.
Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under Amendment FFA.
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
This discussion does not bind either the U.S. or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax authorities about matters in this summary (although, as noted in the risk factor in Item 3, “Key Information — Risk Factors” discussing the application of the U.S.-Netherlands income tax treaty, we have sought a determination from the IRS on a matter of internal company taxation). We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or The Netherlands would likewise concur.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.
United States Taxation
The following is a summary of the material U.S. federal income tax consequences generally applicable to “U.S. Shareholders” (as defined below) who invest in shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “U.S. Shareholder” means a beneficial owner of our common stock that is: (1) a citizen or individual resident of the United States (as defined for U.S. federal income tax purposes); (2) a corporation created or organized in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to U.S. federal income taxation regardless of its source or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a share of our common stock, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of those shares.
This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other U.S. federal taxes, like the U.S. federal estate tax. The summary is based on the Code, applicable Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.
Treatment of ADRs. For U.S. federal income tax purposes, a holder of an ADR is considered the owner of the shares of stock represented by the ADR. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADRs.
Taxation of Distributions. Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a U.S. Shareholder depends on whether the distribution is from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a U.S. Shareholder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a U.S. Shareholder will treat the excess first as a non-taxable return of capital to the extent of the U.S. Shareholder’s tax basis in those shares and thereafter as capital gain. See the discussion of “Capital Gain Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.
Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under recently enacted U.S. tax laws. For taxable years beginning after December 31, 2002 and before January 1, 2011, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year.
Distributions to U.S. Shareholders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income or, in the case of certain holders, “general category” income. However, if United States persons own, directly or indirectly, 50% or more of our shares of common stock, then a portion of the dividends (based on the portion of our earnings and profits that is from U.S. sources) may be treated as sourced within the United States. This 50% ownership rule could potentially limit a U.S. Shareholder’s ability to use foreign tax credits against the shareholder’s U.S. tax liability. In addition, special rules will apply to determine a U.S. Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.
The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in U.S. dollars of that foreign currency on the date a U.S. Shareholder receives it. A U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt and will recognize ordinary U.S. source gain or loss when it sells or exchanges the foreign currency. U.S. Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed $200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.
Credit of Foreign Taxes Withheld. Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitations, a U.S. Shareholder may claim a credit against the U.S. Shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a U.S. Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the U.S. Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and U.S. Shareholders should consult their tax advisers to determine whether and to what extent they may claim foreign tax credits.
Under certain conditions, we may retain a portion of Netherlands taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to The Netherlands Tax Administration. Uncertainty exists whether a U.S. Shareholder can properly claim as a foreign tax credit any Netherlands withholding taxes we retain. As a result, U.S. Shareholders should consult their tax advisers regarding their ability to do so. If unable to claim a foreign tax credit for those taxes, a U.S. Shareholder still may deduct them for U.S. federal income tax purposes, but only in a year in which the U.S. Shareholder elects to deduct all foreign income taxes. The conditions under which we could retain Netherlands withholding taxes are unlikely to occur, but upon request, we will inform U.S. Shareholders whether we retained any Dutch tax withheld from distributions on shares of our common stock.

Sale or Other Disposition of Shares. Subject to the passive foreign investment company rules discussed below, a U.S. Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the U.S. Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual U.S. Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the U.S. Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the U.S. Shareholder is a U.S. citizen residing outside the United States and certain other conditions are met.
Capital Gain Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2007, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual U.S. Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
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
If we were a PFIC, each U.S. Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADRs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
Controlled Foreign Corporation Status. If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as 10-Percent Shareholders, we could be treated as a CFC, under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in U.S. property (as specifically defined by the Code).
In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits of the Company attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterized as dividends under the Code.
If we were classified as both a PFIC and a CFC, generally we would not be treated as a PFIC with respect to 10-Percent Shareholders. We believe that we are not and will not become a CFC.
U.S. Federal Income Tax Provisions Applicable to Non-United States Holders. A Non-U.S. Holder means a beneficial owner of our common stock that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. Shareholder. A Non-U.S. Shareholder generally will not be subject to U.S. federal income taxes, including U.S. withholding taxes, on any dividends paid on our shares or on any gain realized on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-U.S. Shareholder of trade or business in the

United States (and is attributable to a permanent establishment or fixed base the Non-U.S. Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-U.S. Shareholder to be subject to U.S. taxation on a net income basis on income related to the common stock). A corporate Non-U.S. Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognized on a sale, exchange or other disposition of our shares by a Non-U.S. Shareholder who is an individual generally will be subject to U.S. federal income taxes if the Non-U.S. Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.
U.S. Information Reporting and Backup Withholding. Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. information reporting or backup withholding. However, Non-U.S. Shareholders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries.
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
For our fiscal year ended March 31, 2008, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	78.5%	13.5%	4.6%	3.4%
Cost of goods sold	78.7%	14.0%	3.9%	3.4%
Expenses (2)	43.1%	53.0%	1.5%	2.4%
Liabilities (excluding borrowings) (2)	21.2%	77.1%	—	1.7%

For our fiscal year ended March 31, 2007, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	82.9%	11.0%	3.5%	2.6%
Cost of goods sold	83.0%	11.4%	3.2%	2.4%
Expenses (2)	25.7%	71.4%	0.7%	2.2%
Liabilities (excluding borrowings) (2)	11.9%	86.3%	1.1%	0.7%

(1)	Comprises Philippine Pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and Note 12 of our consolidated financial statements in Item 18 for further information regarding the asbestos liability.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2008, there were no such material contracts outstanding.
Funding Under the Amended FFA
The A$ to $ assets and liabilities rate moved unfavorably for us from 1.2395 at March 31, 2007 to 1.0903 at March 31, 2008, a 12.0% movement, resulting in a $87.2 million unfavorable impact on our fiscal year 2008 net income. Assuming that our unfunded net Amended FFA liability in Australian dollars remains unchanged at A$904.7 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2008 exchange rate of 1.0903) would have approximately a $75.4 million and $92.1 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. As of March 31, 2008 and 2007, all of our borrowings were variable rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of March 31, 2008, we had no material interest rate swap contracts outstanding.
An assumed 36 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2008) would have had a 2.3% change on our fiscal year 2008 loss before income taxes.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, energy, fuel and cement prices rose in fiscal year 2007 and continued to rise during fiscal year 2008. We expect that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term. We have assessed the market risk for pulp and believe that, based on our most recent estimates, an $80 per metric ton price movement in pulp prices, which represents approximately 10% of the average market pulp price in fiscal year 2008, would have had approximately a 1.2% change in cost of sales in fiscal year 2008.
We have also assessed the market risk for cement and believe that, based on our most recent estimates, a $10 per metric ton price movement in cement prices, which represents approximately 10% of the average market cement price in fiscal year 2008, would have had approximately a 0.7% change in cost of sales in fiscal year 2008.
Item 12. Description of Securities Other Than Equity Securities
Not Required.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2008, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the

SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
We assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of March 31, 2008.
The effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
During the second quarter of fiscal year 2008, we implemented several SAP ERP (which we refer to as SAP) modules in the United States. The implementation of these SAP modules and the related workflow capabilities resulted in changes to our controls over financial reporting in the United States. We have modified the design and documentation of internal controls over financial reporting in the United States as a result of this implementation. The implementation was undertaken to integrate systems and consolidate information, and was not undertaken in response to any actual or perceived deficiencies in our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our Joint Board has determined that Messrs. Anderson and Loudon are “audit committee financial experts,” as such term is defined by applicable SEC rules, and qualify as independent under the rules of the NYSE.
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
Our Code of Business Conduct and Ethics also covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All of our directors and employees worldwide are reminded annually of the existence of our Code of Business Conduct and Ethics and are requested to confirm that they have read it.

Our Code of Business Conduct and Ethics also provides employees with instructions about whom they should contact if they have information or questions regarding violations of the policies in the Code of Business Conduct and Ethics. We have a telephone “Ethics Hotline” to allow employees in each jurisdiction in which we operate to report anonymously any concerns. All of our employees worldwide are reminded annually of the existence of the ethics hotline. During fiscal year 2008, any complaints made to the ethics hotline were reported directly to the Chairman of the Audit Committee and Supervisory Board as well as to appropriate senior management.
We have not granted any waivers from, or made any amendments to, the provisions of our Code of Business Conduct and Ethics during fiscal year 2008.
Our complete Code of Business Conduct and Ethics is publicly available from the Investor Relations area of our website, www.jameshardie.com.
Item 16C. Principal Accountant Fees and Services
Fees Paid to Our Independent Registered Public Accounting Firm
Fees paid to our independent registered public accounting firm for services provided for fiscal years 2008, 2007 and 2006 were as follows:

	Fiscal Years Ended March 31,
(In millions)	2008	2007	2006
Audit Fees (1)	$4.2	$2.1	$1.6
Audit-Related Fees (2)	—	0.1	0.1
Tax Fees (3)	4.9	8.0	5.2
All Other Fees	—	—	—

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended March 31, 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of $2.0 million, $0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended March 31, 2008, total audit fees includes fees for statutory reporting of $0.8 million, $0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal year ended March 31, 2008.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
Audit Committee Pre-Approval Policies and Procedures
In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
(Number of shares in millions)

			Total Number of Shares	Maximum Number of
		Average Price	Purchased as Part of Publicly	Shares that May Yet be
	Total Number of Shares	Paid per Share	Announced Plans or Programs	Purchased Under the
Period	(or Units) Purchased	(or Unit)	(1)	Plans or Programs (1)
From September 1, 2007 through September 30, 2007	7.5	$6.27	7.5	39.3

From October 1, through October 31, 2007	4.2	$6.62	4.2	35.1

From November 1, 2007 through November 30, 2007	7.2	$5.47	7.2	27.9

From December 1, 2007 through December 31, 2007	14.6	$5.62	14.6	13.3

From January 1, 2008 through January 31, 2008	—	—	—	13.3

From February 1, 2008 through February 29, 2008	—	—	—	13.3

From March 1, 2008 through March 31, 2008	2.2	$5.32	2.2	11.1

(1)	Pursuant to a share repurchase program originally announced on August 15, 2007 of up to 10% of our issued capital (approximately 46.8 million shares), we repurchased approximately 35.7 million shares at a cost of $208.0 million in fiscal year 2008 as part of this plan. The program has no expiration date.
Item 17. Financial Statements
Not Applicable.

PART III
Item 18. Financial Statements
See pages F-1 through F-45 included at the end of this annual report.
Item 19. Exhibits
Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on August 20, 2007 of James Hardie Industries N.V. (English Translation)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (2)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Common Terms Deed Poll amended and restated February 20, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and James Hardie Industries N.V.

2.4	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.5	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (5)

2.6	Form of 3 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier

2.7	Form of 5 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier

2.8	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.9	Form of Schedule 3 — Extension Request to December 2008 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.10	Form of Schedule 3 — Extension Request to June 2009 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.11	Form of Extension Request to June 2009 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan (2)

4.2	Economic Profit and Individual Performance Incentive Plans (2)

4.3	JHI NV Stock Appreciation Rights Incentive Plan (2)

4.4	Supervisory Board Share Plan 2006 (3)

4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006 (3)

4.6	2005 Managing Board Transitional Stock Option Plan (3)

4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.9	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors

4.10	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers

Exhibit
Number	Description of Exhibits

4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia (1)

4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia (1)

4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland,
Australia (1)

4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005 (3)

4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (2)

4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc. (2)

4.21	Amended and Restated Final Funding Agreement dated November 21, 2006 (4)

4.22	Amended FFA Amendment dated August 6, 2007

4.23	Amended FFA Amendment dated November 8, 2007

4.24	Amended FFA Amendment dated June 11, 2008

4.25	Address for Service of Notice on Trustee dated June 13, 2008

4.26	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006 (5)

4.27	Deed Poll dated June, 11, 2008 — amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed

4.28	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005 (3)

4.29	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. dated December 14, 2006 (5)

4.30	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006 (3)

4.31	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006 (5)

4.32	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated December 14, 2006 (5)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Exhibits

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm

15.2	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of March 31, 2008

99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002 (2)

99.3	ASIC Class Order 02/311, dated November 3, 2002 (2)

99.4	ASIC Modification, dated March 7, 2002 (2)

99.5	ASIC Modification, dated February 26, 2004 (3)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on form 20-F dated July 6, 2007.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.

	By:	/s/ Louis Gries Louis Gries
Date: July 8, 2008		Chief Executive Officer

JAMES HARDIE INDUSTRIES N.V.
INDEX

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and its subsidiaries at March 31, 2008 and March 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 14 to the consolidated financial statements, during the year ended March 31, 2008, the Company changed the manner in which it accounts for uncertain tax positions. Also, as discussed in Note 2 to the consolidated financial statements, during the year ended March 31, 2007, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.
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
June 27, 2008

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

		(Millions of
		US dollars)
		March 31	March 31
	Notes	2008	2007

Assets
Current assets:
Cash and cash equivalents	3	$35.4	$34.1
Restricted cash and cash equivalents	4	5.0	5.0
Restricted cash and cash equivalents — Asbestos	12	37.4	146.9
Restricted short-term investments — Asbestos	12	77.7	—
Accounts and notes receivable, net of allowance for doubtful accounts of $2.0 million and $1.5 million as of March 31, 2008 and March 31, 2007, respectively	5	131.4	163.4
Inventories	6	179.7	147.6
Prepaid expenses and other current assets		28.0	32.4
Insurance receivable — Asbestos	12	14.1	9.4
Workers’ compensation — Asbestos	12	6.9	2.7
Deferred income taxes	14	8.2	27.3
Deferred income taxes — Asbestos	12	9.1	7.8

Total current assets		532.9	576.6
Property, plant and equipment, net	7	756.4	827.7
Insurance receivable — Asbestos	12	194.3	165.1
Workers’ compensation — Asbestos	12	78.5	76.5
Deferred income taxes	14	13.2	6.9
Deferred income taxes — Asbestos	12	397.1	318.2
Deposit with Australian Taxation Office	15	205.8	154.8
Other assets		1.7	2.3

Total assets		$2,179.9	$2,128.1

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	8	$107.6	$100.8
Short-term debt	9	90.0	83.0
Accrued payroll and employee benefits		37.0	42.0
Accrued product warranties	11	6.9	5.7
Income taxes payable	14	13.0	10.6
Asbestos liability	12	78.7	63.5
Workers’ compensation — Asbestos	12	6.9	2.7
Other liabilities		9.1	9.3

Total current liabilities		349.2	317.6
Long-term debt	9	174.5	105.0
Deferred income taxes	14	84.2	93.8
Accrued product warranties	11	10.8	9.5
Asbestos liability	12	1,497.8	1,225.8
Workers’ compensation — Asbestos	12	78.5	76.5
Other liabilities	10	187.5	41.2

Total liabilities		2,382.5	1,869.4

Commitments and contingencies	13
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,214,668 shares issued at March 31, 2008 and 467,295,391 shares issued at March 31, 2007		219.7	251.8
Additional paid-in capital		19.3	180.2
Accumulated deficit		(454.5)	(178.7)
Common stock in treasury, at cost, 708,695 shares and nil shares at March 31, 2008 and March 31, 2007, respectively		(4.0)	—
Accumulated other comprehensive income	20	16.9	5.4

Total shareholders’ (deficit) equity		(202.6)	258.7

Total liabilities and shareholders’ equity		$2,179.9	$2,128.1

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

		Years Ended March 31
(Millions of US dollars, except per share data)	Notes	2008	2007	2006

Net sales	19	$1,468.8	$1,542.9	$1,488.5
Cost of goods sold		(938.8)	(969.9)	(937.7)

Gross profit		530.0	573.0	550.8

Selling, general and administrative expenses		(228.2)	(214.6)	(209.8)
Research and development expenses		(27.3)	(25.9)	(28.7)
Impairment charges	7	(71.0)	—	(13.4)
SCI and other related expenses		—	(13.6)	(17.4)
Asbestos adjustments	12	(240.1)	(405.5)	(715.6)
Other operating expense		—	—	(0.8)

Operating loss		(36.6)	(86.6)	(434.9)
Interest expense		(11.1)	(12.0)	(7.2)
Interest income		12.2	5.5	7.0

Loss before income taxes	19	(35.5)	(93.1)	(435.1)

Income tax (expense) benefit	14	(36.1)	243.9	(71.6)

(Loss) income before cumulative effect of change in accounting principle		(71.6)	150.8	(506.7)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, $0.4 million and nil, respectively		—	0.9	—

Net (loss) income		$(71.6)	$151.7	$(506.7)

Net (loss) income per share — basic		$(0.16)	$0.33	$(1.10)
Net (loss) income per share — diluted		$(0.16)	$0.33	$(1.10)
Weighted average common shares outstanding (Millions):
Basic	2	455.0	464.6	461.7
Diluted	2	455.0	466.4	461.7
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

Cash Flows From Operating Activities
Net (loss) income	$(71.6)	$151.7	$(506.7)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	56.5	50.7	45.3
Deferred income taxes	(54.0)	(310.4)	4.3
Prepaid pension cost	1.0	(0.4)	2.9
Stock-based compensation	7.7	4.5	5.9
Asbestos adjustments	240.1	405.5	715.6
Cumulative effect of change in accounting principle	—	(0.9)	—
Impairment charges	71.0	—	13.4
Other	(3.4)	1.3	1.7
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	44.7	(151.9)	—
Accounts and notes receivable	39.6	(4.8)	(24.0)
Inventories	(26.6)	(19.5)	(26.6)
Prepaid expenses and other current assets	4.9	(0.1)	(24.8)
Insurance receivable — Asbestos	16.7	—	—
Accounts payable and accrued liabilities	2.6	(18.4)	24.4
Asbestos liability	(67.0)	—	—
Deposit with Australian Taxation Office	(9.7)	(154.8)	—
Other accrued liabilities and other liabilities	66.8	(19.6)	7.0

Net cash provided by (used in) operating activities	319.3	(67.1)	238.4

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(38.5)	(92.6)	(162.0)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	—	8.0

Net cash used in investing activities	(38.5)	(92.6)	(154.0)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	7.0	—	181.0
Repayments of short-term borrowings	—	(98.0)	—
Proceeds from long-term borrowings	69.5	105.0	—
Repayments of long-term borrowings	—	(121.7)	(37.6)
Proceeds from issuance of shares	3.3	18.5	18.7
Tax benefit from stock options exercised	—	1.8	2.2
Treasury stock purchased	(208.0)	—	—
Dividends paid	(126.2)	(42.1)	(45.9)
Collections on loans receivable	—	0.1	0.3

Net cash (used in) provided by financing activities	(254.4)	(136.4)	118.7

Effects of exchange rate changes on cash	(25.1)	15.1	(1.5)

Net increase (decrease) in cash and cash equivalents	1.3	(281.0)	201.6
Cash and cash equivalents at beginning of period	34.1	315.1	113.5

Cash and cash equivalents at end of period	$35.4	$34.1	$315.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$21.6	$26.1	$24.9
Short-term deposits	13.8	8.0	290.2

Cash and cash equivalents at end of period	$35.4	$34.1	$315.1

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalized	$12.8	$3.9	$3.5
Cash paid during the year for income taxes, net	$70.4	$80.8	$93.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury
(Millions of US dollars)	Stock	Capital	Deficit	(Loss) Income	Stock	Total
Balances as of March 31, 2005	$245.8	$138.7	$264.3	$(24.1)	$—	$624.7

Comprehensive income (loss):
Net loss	—	—	(506.7)	—	—	(506.7)
Amortization of unrealized transition gain on derivative instruments	—	—	—	0.5	—	0.5
Foreign currency translation loss	—	—	—	(4.8)	—	(4.8)

Other comprehensive loss	—	—	—	(4.3)	—	(4.3)

Total comprehensive loss						(511.0)
Stock-based compensation	—	5.9	—	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	—	2.2
Employee loans repaid	—	0.3	—	—	—	0.3
Stock options exercised	7.4	11.3	—	—	—	18.7
Dividends paid	—	—	(45.9)	—	—	(45.9)

Balances as of March 31, 2006	$253.2	$158.4	$(288.3)	$(28.4)	$—	$94.9

Comprehensive income (loss):
Net income	—	—	151.7	—	—	151.7
Foreign currency translation gain	—	—	—	36.5	—	36.5

Other comprehensive income	—	—	—	36.5	—	36.5

Total comprehensive income						188.2
Adoption of FAS 158, net of tax	—	—	—	(2.7)	—	(2.7)
Stock-based compensation	—	4.5	—	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	—	1.8
Employee loans repaid	—	0.1	—	—	—	0.1
Stock options exercised	3.1	15.4	—	—	—	18.5
Dividends paid	—	—	(42.1)	—	—	(42.1)
Other	(4.5)	—	—	—	—	(4.5)

Balances as of March 31, 2007	$251.8	$180.2	$(178.7)	$5.4	$—	$258.7

Comprehensive income (loss)
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	0.6	—	0.6
Unrealized loss on investments	—	—	—	(4.4)	—	(4.4)
Foreign currency translation gain	—	—	—	15.3	—	15.3

Other comprehensive income	—	—	—	11.5	—	11.5

Total comprehensive loss						(60.1)
Adoption of FIN 48	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	—	(208.0)	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	—	204.0	—

Balances as of March 31, 2008	$219.7	$19.3	$(454.5)	$16.9	$(4.0)	$(202.6)

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
Previously deconsolidated entities have been consolidated beginning March 31, 2007 as part of the accounting for the asbestos liability. Upon approval of the Restated and Amended Final Funding Agreement on February 7, 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. Operating loss for the twelve months ended March 31, 2008 includes a charge of $2.7 million relating to prior period lease costs. The impact of this adjustment on prior periods’ financial statements is not material.

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
Reclassifications
Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not impact shareholders’ equity.
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
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents include amounts on deposit with insurance companies.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

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
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalized as part of the asset’s carrying value and allocated to expense over the asset’s useful life.
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
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
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $11.9 million, $17.0 million and $19.1 million during the years ended March 31, 2008, 2007 and 2006, respectively.
Research and Development
Research and development costs are charged to expense when incurred.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in income tax expense.
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
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are recognized. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Stock-based Compensation
The Company recognized stock-based compensation expense (included in selling, general and administrative expense) of $7.7 million, $5.8 million and $5.9 million for the years ended March 31, 2008, 2007 and 2006, respectively.
Upon adoption of SFAS No. 123R, “Accounting for Stock-Based Compensation,” at the beginning of fiscal year 2007, the Company analyzed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of $1.3 million net of an income tax benefit of $0.4 million was recorded effective April 1, 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended March 31, 2007, the amount of the cumulative adjustment related to USA-based employees was $1.0 million for which the related USA income tax adjustment was $0.4 million.
Employee Benefit Plans
In fiscal year 2007, the Company implemented the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Adopting this standard resulted in the recognition of an increase in non-current liabilities of $3.9 million and a reduction in shareholders’ equity of $2.7 million, at March 31, 2007.
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
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

	Years Ended March 31
(Millions of shares)	2008	2007	2006

Basic common shares outstanding	455.0	464.6	461.7
Dilutive effect of stock options	—	1.8	—

Diluted common shares outstanding	455.0	466.4	461.7

(US dollars)	2008	2007	2006

Net (loss) income per share — basic	$(0.16)	$ 0.33	$(1.10)
Net (loss) income per share — diluted	$(0.16)	$ 0.33	$(1.10)
Potential common shares of 10.4 million, 7.7 million and 6.6 million for the years ended March 31, 2008, 2007 and 2006, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the years ended March 31, 2008 and 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.
Repurchased Common Stock
The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders’ equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.
Accumulated Other Comprehensive Income
Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealized losses on investments and unrecognized pension costs, and is presented as a separate component of shareholders’ equity.
Asbestos
At March 31, 2006, the Company recorded an asbestos provision based on the estimated economic reality of the Original Final Funding Agreement (“Original FFA”) entered into on December 1, 2005. The amount of the asbestos provision of $715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on April 6, 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on November 21, 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Liable Entities”)) are found liable.
Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Company’s Performing Subsidiary will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended March 31, 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Liable Entities were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Liable Entities, and makes compensation payments in respect of those proven claims.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
AICF
Under the terms of the Amended FFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Liable Entities. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities.”
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into U.S. dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is $16.2 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the Amended FFA. Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in U.S. dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Recent Accounting Pronouncements
Fair Value Measurements
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. The expanded disclosures in this statement about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings (or changes in net assets) for the period. Certain provisions of SFAS No. 157 are effective for the Company on April 1, 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 157.
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealized gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 are effective for the Company on April 1, 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 159.
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations (“SFAS No. 141R”),” which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after April 1, 2009.
Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on April 1, 2009, and it is currently evaluating the impact on its financial statements of adopting SFAS No. 160.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company April 1, 2009 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 161.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect its adoption will have a material impact on its consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Cash at bank and on hand	$21.6	$26.1
Short-term deposits	13.8	8.0

Total cash and cash equivalents	$35.4	$34.1

Short-term deposits are placed at floating interest rates varying between 2.14% to 2.93% and 4.85% to 5.25% as of March 31, 2008 and 2007, respectively.
4. Restricted Cash and Cash Equivalents
Included in restricted cash is $5.0 million related to an insurance policy as of March 31, 2008 and 2007.
5. Accounts and Notes Receivable
Accounts and notes receivable consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Trade receivables	$122.7	$152.4
Other receivables and advances	10.7	12.5
Allowance for doubtful accounts	(2.0)	(1.5)

Total accounts and notes receivable	$131.4	$163.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31
(Millions of US dollars)	2008	2007

Balance at beginning of period	$1.5	$1.3
Charged to expense	0.6	0.5
Costs and deductions	(0.1)	(0.3)

Balance at end of period	$2.0	$1.5

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
6. Inventories
Inventories consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Finished goods	$127.4	$101.5
Work-in-process	8.4	12.3
Raw materials and supplies	51.0	37.8
Provision for obsolete finished goods and raw materials	(7.1)	(4.0)

Total inventories	$179.7	$147.6

7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at March 31, 2006:
Cost	$15.6	$147.5	$669.8	$228.1	$1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	15.6	115.8	416.1	228.1	775.6
Changes in net book value:
Capital expenditures	1.3	70.8	131.3	(110.8)	92.6
Retirements and sales	—	—	(0.6)	—	(0.6)
Depreciation	—	(8.3)	(42.4)	—	(50.7)
Other movements	—	—	0.6	—	0.6
Foreign currency translation adjustments	—	—	10.2	—	10.2

Total changes	1.3	62.5	99.1	(110.8)	52.1
Balance at March 31, 2007:
Cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	$16.9	$178.3	$515.2	$117.3	$827.7

Changes in net book value:
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	—	—	(1.2)	—	(1.2)
Depreciation	—	(12.0)	(44.5)	—	(56.5)
Impairment	—	(16.7)	(54.3)	—	(71.0)
Other movements	—	—	5.2	—	5.2
Foreign currency translation adjustments	—	—	13.7	—	13.7

Total changes	0.3	(21.4)	(15.3)	(34.9)	(71.3)
Balance at March 31, 2008:
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	$17.2	$156.9	$499.9	$82.4	$756.4

Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $0.6 million, $5.3 million and $5.7 million for the years ended March 31, 2008, 2007 and 2006, respectively. Depreciation expense for continuing operations was $56.5 million, $50.7 million and $45.3 million for the years ended March 31, 2008, 2007 and 2006, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Included in property, plant and equipment are restricted assets of the AICF with a net book value of $0.6 million and $0.4 million as of March 31, 2008 and 2007, respectively.
Asset Impairments
The Company recorded an asset impairment charge of $13.4 million for the year ended March 31, 2006 related to the closure of its pilot roofing plant. This asset impairment charge was recorded in the Company’s Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
On October 31, 2007, the Company announced plans to suspend production at its Blandon, Pennsylvania plant in the U.S. The Company recorded an asset impairment charge of $32.4 million in the year ended March 31, 2008 in its USA Fiber Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company. Since the date of the announcement through March 31, 2008, the Company has incurred $1.4 million of closure related costs. The closure related costs are not included in the asset impairment charge of $32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period incurred.
The Company recorded an asset impairment charge of $25.4 million in the year ended March 31, 2008 in its Other segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of $13.2 million in the year ended March 31, 2008 related to buildings and machinery utilized to produce materials for the Company’s products. This asset impairment was recorded in its USA Fiber Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Trade creditors	$73.7	$57.7
Other creditors and accruals	33.9	43.1

Total accounts payable and accrued liabilities	$107.6	$100.8

9. Short and Long-Term Debt
Debt consists of the following components:

	March 31
(Millions of US dollars)	2008	2007

Short-term debt	$90.0	$83.0
Long-term debt	174.5	105.0

Total debt (1)	$264.5	$188.0

(1)	Total debt at 3.63% and 5.91% weighted average rates at March 31, 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
At March 31, 2008, the Company’s credit facilities currently consist of:

	Total	Principal
Description	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	$110.0	$90.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	245.0	174.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	90.0	—

Total	$490.0	$264.5

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each drawn-down period. The Company paid commitment fees in the amount of $0.4 million and $0.7 million, respectively for the years ended March 31, 2008 and 2007. At March 31, 2008, there was $264.5 million drawn under the combined facilities and $225.5 million was available.
Short-term debt at March 31, 2008 and March 31, 2007 comprised $90.0 million and $83.0 million, respectively, drawn under the 364-day facilities. Long-term debt at March 31, 2008 and March 31, 2007 comprised $174.5 million and $105.0 million, respectively, drawn under the term facilities.
At March 31, 2008, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under Amendment FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilized committed facilities and anticipated future net operating cash flows.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
10. Non-Current Other Liabilities
Non-current other liabilities consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Employee entitlements	$6.4	$11.9
Uncertain tax positions	123.7	0.7
Other	57.4	28.6

Total non-current other liabilities	$187.5	$41.2

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
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is $2.7 million and $3.5 million as of March 31, 2008 and 2007, respectively.
The following are the changes in the product warranty provision:

	Years Ended
	March 31
(Millions of US dollars)	2008	2007

Balance at beginning of period	$15.2	$15.5
Accruals for product warranties	10.2	4.4
Settlements made in cash or in kind	(7.9)	(4.9)
Foreign currency translation adjustments	0.2	0.2

Balance at end of period	$17.7	$15.2

The “Accruals for product warranties” line item above includes a reduction in the accrual of $0.5 million and an additional accrual of $2.0 million for the years ended March 31, 2008 and 2007, respectively, related to the Settlement Agreement. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of $0.3 million and $0.2 million for the years ended March 31, 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
12. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

Change in estimates:
Change in actuarial estimate — asbestos liability	$(175.0)	$50.3	$—
Change in actuarial estimate — insurance receivable	27.4	(22.6)	—
Change in estimate — AICF claims-handling costs	(6.5)	0.8	—
Change in estimate — other	1.2	—	—

Subtotal — Change in estimates	(152.9)	28.5	—

Effect of foreign exchange	(87.2)	(94.5)	—
Tax impact related to the implementation of the Amended FFA	—	(335.0)	—
Initial recording of provision at March 31, 2006	—	—	(715.6)
Other adjustments	—	(4.5)	—

Total Asbestos Adjustments	$(240.1)	$(405.5)	$(715.6)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability.”

	March 31
(Millions of US dollars)	2008	2007

Asbestos liability — current	$(78.7)	$(63.5)
Asbestos liability — non-current	(1,497.8)	(1,225.8)

Asbestos liability — Total	(1,576.5)	(1,289.3)

Insurance receivable — current	14.1	9.4
Insurance receivable — non-current	194.3	165.1

Insurance receivable — Total	208.4	174.5

Workers’ compensation asset — current	6.9	2.7
Workers’ compensation asset — non-current	78.5	76.5
Workers’ compensation liability — current	(6.9)	(2.7)
Workers’ compensation liability — non-current	(78.5)	(76.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	9.1	7.8
Deferred income taxes — non-current	397.1	318.2

Deferred income taxes — Total	406.2	326.0

Income tax payable (reduction in income tax payable)	20.4	9.0
Other net liabilities	(3.4)	(6.3)

Net Amended FFA liability	(944.9)	(786.1)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	115.1	146.9

Unfunded Net Amended FFA liability	$(829.8)	$(639.2)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2008.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The changes in the asbestos liability for the year ended March 31, 2008 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Asbestos liability — March 31, 2007	A$(1,598.1)	1.2395	$(1,289.3)

Asbestos claims paid (1)	74.3	1.1503	64.6
AICF claims-handling costs incurred (1)	2.8	1.1503	2.4
Change in actuarial estimate (2)	(190.8)	1.0903	(175.0)
Change in estimate of AICF claims-handling costs (2)	(7.1)	1.0903	(6.5)
Effect of foreign exchange			(172.7)

Asbestos liability — March 31, 2008	A$(1,718.9)	1.0903	$(1,576.5)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended March 31, 2008 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Insurance receivable — March 31, 2007	A$216.3	1.2395	$174.5

Insurance recoveries (1)	(19.2)	1.1503	(16.7)
Change in estimate (3)	0.2	1.1782	0.2
Change in actuarial estimate (2)	29.9	1.0903	27.4
Effect of foreign exchange			23.0

Insurance receivable — March 31, 2008	A$227.2	1.0903	$208.4

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2008 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Deferred tax assets — March 31, 2007	A$404.1	1.2395	$326.0

Amounts offset against income tax payable (1)	(11.1)	1.1503	(9.6)
Impact of change in actuarial estimates (2)	50.4	1.0903	46.2
Impact of other asbestos adjustments (1)	(0.5)	1.1503	(0.4)
Effect of foreign exchange			44.0

Deferred tax assets — March 31, 2008	A$442.9	1.0903	$406.2

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2008 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.

(3)	The spot exchange rate at June 30, 2007 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At March 31, 2008 and 2007, this amount was $20.4 million and $9.0 million, respectively. During the year ended March 31, 2008, there was a $1.7 million favorable effect of foreign exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $3.3 million and $4.6 million at March 31, 2008 and 2007, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of $0.1 million and $1.7 million at March 31, 2008 and 2007, respectively. During the year ended March 31, 2008, there was a $1.0 million favorable adjustment related to changes in estimates of the other net liabilities and a $0.5 million unfavorable effect of foreign exchange.
Restricted Cash and Short-term Investment Assets of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2008, no short-term investments were purchased or sold.
The changes in the restricted cash and cash equivalents and restricted short-term investment assets of the AICF for the year ended March 31, 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investment assets — March 31, 2007	A$	182.1	1.2395	$146.9

Asbestos claims paid (1)		(74.3)	1.1503	(64.6)
AICF operating costs paid — claims-handling (1)		(2.8)	1.1503	(2.4)
AICF operating costs paid — non claims-handling (1)		(4.6)	1.1503	(4.0)
Insurance recoveries (1)		19.2	1.1503	16.7
Interest and investment income (1)		10.8	1.1503	9.4
Unrealized loss on investments (1)		(5.1)	1.1503	(4.4)
Other (1)		0.2	1.1503	0.2
Effect of foreign exchange				17.3

Restricted cash and cash equivalents and restricted short-term investment assets — March 31, 2008	A$	125.5	1.0903	$115.1

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2008. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion ($1.3 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.0 billion ($2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2008 and to adjust for payments made to claimants during the year then ended.
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
Further, KPMG Actuaries relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
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
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion ($0.9 billion) to A$2.1 billion ($1.9 billion) (undiscounted, but inflated, estimates of A$1.9 billion ($1.7 billion) to A$5.4 billion ($5.0 billion)), as of March 31, 2008. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2008, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.0 billion ($2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$497.8 million ($456.6 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$72.7 million ($66.7 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
For the years ended March 31, 2008, 2007 and 2006, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Years Ended March 31
	2008		2007		2006 (1)

Number of claims filed		552		463		346
Number of claims dismissed		74		121		97
Number of claims settled or otherwise resolved		445		416		405
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per settled claim		$128,096		$127,165		$114,322
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended March 31
	2008		2007		2006 (1)		2005		2004

Number of open claims at beginning of period		490		564		712		687		743
Number of new claims		552		463		346		489		379
Number of closed claims		519		537		502		464		435
Number of open claims at end of period		523		490		556		712		687
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per case closed	A$	126,340	A$	128,723	A$	122,535	A$	136,536	A$	121,642
Average settlement amount per settled claim		$128,096		$127,163		$114,318		$116,572		$116,123
Average settlement amount per case closed		$109,832		$98,510		$92,229		$100,996		$84,356

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
13. Commitment and Contingencies
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that former James Hardie group directors or officers Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favor of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, consider, after giving careful consideration, is necessary to ensure that ABN 60 is able to pay its debts, as and when they fall due, and for such amount as ABN 60, or its directors, reasonably believe is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
The Company is defending each of the allegations made by ASIC and the orders sought against it in the proceedings, as are the other former directors and officers.
ASIC has indicated that its investigations into other related matters continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.
The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company has and will continue to incur further costs under these indemnities which may be significant. Initially, the Company has obligations, or has offered, to advance funds in respect of defense costs and such advances have been and will continue to be made. Currently, a portion of the defense costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this to continue absent any finding of dishonesty against any former director or officer. The Company notes that other recoveries may be available, depending upon the outcome of the ASIC proceedings, including either as a result of a costs order being made against ASIC or, if ASIC is successful in securing civil penalty declarations, as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the Company could become responsible for other amounts in addition to the defense costs. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts are not estimable.
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
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
proceeding, management believes that such proceedings and actions should not, except those items specifically described within these consolidated financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2008:

Years ending March 31:	(Millions of US dollars)

2009	$14.8
2010	13.3
2011	12.4
2012	12.0
2013	8.6
Thereafter	56.7

Total	$117.8

Rental expense amounted to $10.2 million, $12.1 million and $12.5 million for the years ended March 31, 2008, 2007 and 2006, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $9.0 million at March 31, 2008.
Readers are referred to Note 12 Asbestos and Note 15 Amended ATO Assessment for additional disclosures of commitments and contingencies.
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit for continuing operations consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

(Loss) income from continuing operations before income taxes:
Domestic (1)	$80.1	$110.9	$113.7
Foreign	(115.6)	(204.0)	(548.8)

(Loss) income from continuing operations before income taxes	$(35.5)	$(93.1)	$(435.1)

Income tax (expense) benefit:
Current:
Domestic (1)	$(7.1)	$0.4	$(9.0)
Foreign	(102.1)	(63.7)	(91.5)

Current income tax expense	(109.2)	(63.3)	(100.5)

Deferred:
Domestic (1)	(0.2)	0.1	(0.3)
Foreign	73.3	307.1	29.2

Deferred income tax benefit	73.1	307.2	28.9

Total income tax (expense) benefit for continuing operations	$(36.1)	$243.9	$(71.6)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax (expense) benefit from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

Income tax benefit computed at statutory tax rates	$7.8	$16.2	$121.0
U.S. state income taxes, net of the federal benefit	(1.9)	(6.5)	(7.1)
Asbestos provision	—	242.0	(214.7)
Asbestos — effect of foreign exchange	(27.5)	(24.1)	—
Benefit from Dutch financial risk reserve regime	7.3	8.1	12.7
Expenses not deductible	(3.2)	(1.7)	(3.4)
Non-assessable items	2.7	1.8	1.4
Losses not available for carryforward	(1.4)	(3.2)	(2.6)
Change in reserves	(18.5)	10.4	—
Result of tax audits	—	—	20.7
Change in tax law	—	3.0	—
Other items	(1.4)	(2.1)	0.4

Total income tax (expense) benefit	$(36.1)	$243.9	$(71.6)

Effective tax rate	101.7%	262.0%	16.5%

Deferred tax balances consist of the following components:

	March 31
(Millions of US dollars)	2008	2007

Deferred tax assets:
Asbestos liability	$406.2	$326.0
Other provisions and accruals	27.0	33.3
Net operating loss carryforwards	6.3	7.8
Capital loss carryforwards	40.0	35.2
Taxes on intellectual property transfer	6.5	6.5
Prepayments	2.9	7.5
Other	0.8	—

Total deferred tax assets	489.7	416.3
Valuation allowance	(45.1)	(39.7)

Total deferred tax assets, net of valuation allowance	444.6	376.6

Deferred tax liabilities:
Property, plant and equipment	(93.4)	(108.4)
Foreign currency movements	(15.2)	(5.2)
Other	—	(0.1)

Total deferred tax liabilities	(108.6)	(113.7)

Net deferred tax liabilities	$336.0	$262.9

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to all of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by $5.4 million during the fiscal year 2008 due to foreign currency movements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
At March 31, 2008, the Company had Australian tax loss carryforwards of approximately $17.7 million that will never expire. At March 31, 2008, the Company had a 100% valuation allowance against the Australian tax loss carryforwards.
At March 31, 2008, the Company had $133.2 million in Australian capital loss carryforwards which will never expire. At March 31, 2008, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At March 31, 2008, the undistributed earnings of non-Dutch subsidiaries approximated $744.7 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
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
In fiscal years 2008, 2007 and 2006, the Company recorded income tax benefit of nil, $10.4 million and $20.7 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to U.S. federal examinations by U.S. Internal Revenue Service (“IRS”) for tax years prior to and including tax year 2004. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. In particular, the IRS is currently conducting an audit to determine whether the Company is in compliance with the revised U.S. — Netherlands Tax Treaty (“New U.S.-N.L. Treaty”) Limitations on Benefits (“LOB”) provision that entitles it to beneficial withholding tax rates on payments from the U.S. to The Netherlands.
On June 23, 2008, the Company announced that the IRS had issued it with a Notice of Proposed Adjustment (“NOPA”) that concludes that the Company does not satisfy the LOB provision of the New U.S.-N.L. Treaty and that accordingly it is not entitled to beneficial withholding tax rates on payments from the Company’s United States subsidiaries to its Netherlands companies. The Company does not agree with the conclusions reached by the IRS, and the Company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the Company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after February 1, 2006 by the Company’s U.S. subsidiaries to JHI NV or the Company’s Dutch finance subsidiary. In that event, the Company estimates that it would owe approximately $37.0 million in additional tax for calendar years 2006 and 2007 plus, as of June 30, 2008, $3.0 million in interest and $7.0 million in penalties related to that tax. Interest will continue to accrue and compound daily at the published monthly Federal short term rate plus 3% until the issue is resolved or a deposit of the full amount of the tax, interest and penalties is made with the IRS or a bond for such amounts is posted. Penalties for calendar years 2006 and 2007 will continue to accrue at the rate of one-half percent per month up to a maximum of 25%. The $7.0 million accrued penalty through June 30, 2008 could continue to accrue to a maximum total of $13.0 million. Additional tax, interest and penalties would be payable for

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
later calendar years and such amounts could be significantly more per year in later years than the amounts indicated in the NOPA for calendar years 2006 and 2007.
In addition, the ATO is auditing the Company’s Australian income tax returns for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006. On June 18, 2008, the ATO commenced proceedings in the Federal Court of Australia (“Federal Court”) seeking the reinstatement of the Company’s former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (“JHAF”). The Federal Court will further consider the reinstatement of JHAF on July 18, 2008. JHAF was deregistered on August 23, 2005 following a subsidiary’s voluntary winding up. The Company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002. The Company understands that it is the view of the ATO that an amended assessment issued to JHAF would comprise primary tax of A$101.5 million ($93.1 million), estimated penalties of A$50.8 million ($46.6 million) and as of June 30, 2008 estimated GIC charges of A$88.0 million ($80.7 million). GIC will continue to accrue until the issue is resolved or a bond is posted. Any reinstatement of JHAF would be likely to involve the appointment of a new liquidator, who would need to determine, among other things, whether and to what extent JHAF was able to put itself in a position to meet any ultimate tax liability assessed in respect of it. The Company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months. Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the U.S.-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on February 1, 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organizational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.
In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The Company adopted FIN 48 on April 1, 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of $78.0 million. As of the adoption date, the Company had $39.0 million of gross unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties is $39.7 million.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
During the fourth quarter of fiscal 2008, the Company identified an error in the FIN 48 liability presented in its consolidated financial statements for the quarterly periods ended June 30, 2007, September 30, 2007 and December 31, 2007. The Company incorrectly recorded the interest expense associated with the potential tax liability at the gross amount rather than net of tax. The impacted financial statement line items were correctly stated for the year ended March 31, 2008. Management has concluded that the errors are not material to the financial statements for those periods and that the quarterly financial statement filings for those periods can continue to be relied upon. A summary of the revisions are as follows:

	First Quarter Ended		Second Quarter Ended		Third Quarter Ended
	June 30, 2007		September 30, 2007		December 31, 2007
	Previously		Previously		Previously
(Millions of US dollars)	Reported	Revised	Reported	Revised	Reported	Revised

Income tax expense	$(36.4)	$(35.6)	$(27.6)	$(26.8)	$(8.9)	$(8.0)
Net income	39.1	39.9	19.1	19.9	17.1	18.0
Total liabilities	2,070.1	2,056.2	2,085.5	2,070.2	2,208.5	2,192.3
Total other comprehensive income	46.2	47.7	10.2	12.3	33.9	36.0
Shareholders’ equity (deficit)	147.7	161.6	112.4	127.7	(52.6)	(36.4)
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Millions of US
dollars)
Unrecognized tax benefits at April 1, 2007	$39.0
Additions for tax positions of the current year	1.3
Additions for tax positions of prior year	16.0
Foreign translation adjustment	5.6

Unrecognized tax benefits at March 31, 2008	$61.9

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During 2008, the total amount of interest and penalties recognized in tax expense was $7.3 million.
As of March 31, 2008 the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is $61.9 million and $47.0 million, respectively.
A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
15. Amended ATO Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Taxation under Part IVA of the Australian Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of general interest charges (“GIC”) made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of March 31, 2008:

(Millions of dollars)	US$ (1)	A$

Primary tax after allowable credits	$157.8	A$172.0
Penalties (2)	39.4	43.0
General interest charges	140.3	153.0

Total amended assessment	$337.5	A$368.0

(1)	US$ amounts calculated using the A$/US$ foreign exchange spot rate at March 31, 2008.

(2)	Represents 25% of primary tax.
During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivable Policy, the Company would pay 50% of the total amended assessment being A$184.0 million ($168.8 million), and provide a guarantee from James Hardie Industries N.V. in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2008, GIC totaling A$95.2 million has been paid to the ATO. On April 15, 2008, the Company paid A$3.3 million in GIC in respect of the quarter ended March 31, 2008.
On May 30, 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On July 11, 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial is presently scheduled for December 8, 2008.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO inquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2008 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to March 31, 2008 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.
16. Stock-Based Compensation
At March 31, 2008, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan.
Executive Share Purchase Plan
Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2008, 2007 and 2006. No shares were issued under this plan during years ended March 31, 2008, 2007 and 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At March 31, 2008 and 2007, there were 1,320,000 options outstanding under this plan.
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
JHI NV 2001 Equity Incentive Plan
On October 19, 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key U.S. executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

		October 2001
	Original	Number	Option
Original Shadow	Exercise	of Options	Expiration
Share Grant Date	Price	Granted	Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The following table summarizes the additional option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price	Granted	Date

December 2001	A$5.65	4,248,417	December 2011
December 2002	A$6.66	4,037,000	December 2012
December 2003	A$7.05	6,179,583	December 2013
December 2004	A$5.99	5,391,100	December 2014
February 2005	A$6.30	273,000	February 2015
December 2005	A$8.90	5,224,100	December 2015
March 2006	A$9.50	40,200	March 2016
November 2006	A$8.40	3,499,490	November 2016
March 2007	A$8.90	179,500	March 2017
March 2007	A$8.35	151,400	March 2017
December 2007	A$6.38	5,031,310	December 2017
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
JHI NV Stock Appreciation Rights Incentive Plan
On December 14, 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. In December 2007, the remaining 250,000 of these stock appreciation rights vested and were exercised at A$6.52, the closing price of the Company’s stock on the exercise day. These rights are accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of $0.1 million, $0.5 million and $0.5 million was recognized in the years ended March 31, 2008, 2007 and 2006, respectively.
Supervisory Board Share Plan
At the 2002 Annual General Meeting, the Company’s shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least $10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the $10,000 compulsory component of the SBSP were subject to a two-year escrow that required members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. All remaining shares issued under the SBSP were released from escrow in November 2007.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At March 31, 2008, 61,792 shares had been acquired under this plan.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to “performance hurdles” as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At March 31, 2008, there were 2,148,000 options outstanding under this plan.
Valuation and Expense Information Under SFAS No. 123R
The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognize this estimated value as compensation expense over the periods in which the options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target “performance hurdles” are achieved.
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
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended March 31:

	2008		2007		2006

Dividend yield		5.0%		1.5%		0.9%
Expected volatility		30.0%		28.1%		27.9%
Risk free interest rate		3.4%		4.6%		4.5%
Expected life in years		4.4		5.1		5.6
Weighted average fair value at grant date	A$	1.13	A$	2.40	A$	2.78
Number of stock options		5,031,310		3,830,390		6,584,300
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended March 31:

	2008		2007		2006

Dividend yield		5.0%		1.6%	N/A
Expected volatility		32.1%		28.1%	N/A
Risk free interest rate		4.2%		4.6%	N/A
Weighted average fair value at grant date	A$	3.14	A$	3.30	N/A
Number of stock options		1,016,000		1,132,000	N/A

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Compensation expense arising from stock option grants as estimated using option-pricing models was $7.7 million, $5.8 million and $5.9 million for the years ended March 31, 2008, 2007 and 2006, respectively. As of March 31, 2008, the unrecorded deferred stock-based compensation balance related to stock options was $9.6 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.
General Share-Based Award Information
The following table summarizes all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at March 31, 2006	19,836,233	19,513,257	A$6.99

Newly Authorized	3,000,000	—
Granted	(4,962,390)	4,962,390	A$8.42
Exercised	—	(3,988,880)	A$5.96
Forfeited	1,546,950	(1,546,950)	A$7.70

Balance at March 31, 2007	19,420,793	18,939,817	A$7.52

Newly Authorized	—	—
Granted	(6,047,310)	6,047,310	A$6.62
Exercised	—	(606,079)	A$6.33
Forfeited	2,190,811	(2,190,811)	A$7.79

Balance at March 31, 2008	15,564,294	22,190,237	A$7.29

The total intrinsic value of stock options exercised was A$1.2 million, A$10.3 million and A$11.5 million for the years ended March 31, 2008, 2007 and 2006, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47, A$2.61 and A$2.78 during the years ended March 31, 2008, 2007 and 2006, respectively.
Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, $1.8 million and $2.2 million for the years ended March 31, 2008, 2007 and 2006, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
     The following table summarizes outstanding and exercisable options as of March 31, 2008:

	(In Australian dollars)
	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price	Number	Life (in Years)	Price	Value	Number	Price	Value
A$3.09	409,907	2.6	A$3.09	A$1,295,306	409,907	A$3.09	A$1,295,306
3.13	100,435	1.6	3.13	313,357	100,435	3.13	313,357
5.06	660,582	3.7	5.06	787,017	660,582	5.06	787,017
5.99	2,745,625	6.7	5.99	713,862	2,745,625	5.99	713,862
6.30	93,000	6.9	6.30	—	93,000	6.30	—
6.38	4,822,398	9.7	6.38	—	14,286	6.38	—
6.45	901,500	4.6	6.45	—	901,500	6.45	—
7.05	2,280,750	5.7	7.05	—	2,280,750	7.05	—
7.83	1,016,000	9.4	7.83	—	—	—	—
8.35	151,400	9.0	8.35	—	37,850	8.35	—
8.40	3,747,340	8.6	8.40	—	686,349	8.40	—
8.53	1,320,000	7.7	8.53	—	—	—	—
8.90	3,901,100	7.7	8.90	—	2,000,425	8.90	—
9.50	40,200	7.9	9.50	—	20,100	9.50	—

Total	22,190,237	7.7	A$7.29	A$3,109,542	9,950,809	A$6.83	A$3,109,542

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$6.25 as of March 31, 2008, which would have been received by the option holders had those option holders exercised their options as of that date.
17. Share Repurchase Program
On August 15, 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased 35.7 million shares of common stock during the year ended March 31, 2008. The repurchased shares had an aggregate cost of A$236.4 million ($208.0 million) and the average price paid per share of common stock was A$6.62 ($5.83). The U.S. dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company had not purchased any shares during the period between April 1, 2008 and the date of this report. The Company officially cancelled 35.0 million shares on March 31, 2008.
18. Financial Instruments
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At March 31, 2008, there were no material contracts outstanding.
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
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At March 31, 2008 and 2007, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fiber cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
Fair Values
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	March 31
(Millions of US dollars)	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt:
Floating	$174.5	$174.5	$105.0	$105.0
Fixed	—	—	—	—

Total	$174.5	$174.5	$105.0	$105.0

Fair values of long-term debt were determined by reference to the March 31, 2008 and 2007 market values for comparably rated debt instruments.
19. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA Fiber Cement manufactures and sells fiber cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. Other includes the manufacture and sale of fiber cement reinforced pipes in the United States, fiber cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. On May 22, 2008, the Company announced plans to cease production at its Plant City, Florida Hardie Pipe plant in the U.S. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

USA Fiber Cement	$1,144.8	$1,262.3	$1,218.4
Asia Pacific Fiber Cement	298.3	251.7	241.8
Other	25.7	28.9	28.3

Worldwide total	$1,468.8	$1,542.9	$1,488.5

	Loss
	Before Income Taxes
	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

USA Fiber Cement (2), (3)	$268.0	$362.4	$342.6
Asia Pacific Fiber Cement (2)	50.3	39.4	41.7
Research and Development (2)	(18.1)	(17.1)	(15.7)
Other (4)	(32.8)	(9.3)	(26.5)

Segments total	267.4	375.4	342.1
General Corporate (5), (6)	(304.0)	(462.0)	(777.0)

Total operating loss	(36.6)	(86.6)	(434.9)
Net interest income (expense) (7)	1.1	(6.5)	(0.2)

Worldwide total	$(35.5)	$(93.1)	$(435.1)

	Total Identifiable Assets
	Years Ended March 31
(Millions of US dollars)	2008	2007

USA Fiber Cement	$835.8	$893.0
Asia Pacific Fiber Cement	218.3	199.3
Research and Development	13.9	10.9
Other	10.6	41.6

Segments total	1,078.6	1,144.8
General Corporate (8), (9)	1,101.3	983.3

Worldwide total	$2,179.9	$2,128.1

Geographic Areas
	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

USA	$1,153.1	$1,279.4	$1,233.7
Australia	198.6	169.0	164.5
New Zealand	67.3	54.4	53.6
Other Countries	49.8	40.1	36.7

Worldwide total	$1,468.8	$1,542.9	$1,488.5

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

	Total Identifiable Assets
	Years Ended March 31
(Millions of US dollars)	2008	2007

USA	$846.6	$935.7
Australia	139.0	127.1
New Zealand	26.1	23.1
Other Countries	66.9	58.9

Segments total	1,078.6	1,144.8
General Corporate (8), (9)	1,101.3	983.3

Worldwide total	$2,179.9	$2,128.1

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $7.4 million, $10.8 million and $13.2 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the USA Fiber Cement segment. Research and development costs of $1.6 million, $1.8 million and $2.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $18.0 million, $13.0 million and $12.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Research and Development segment. Research and Development costs of $0.3 million, $0.3 million and $0.9 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Other segment. The Research and Development segment also included selling, general and administrative expenses of $0.1 million, $4.1 million and $3.4 million in fiscal years 2008, 2007 and 2006, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $27.3 million, $25.9 million and $28.7 million for the years ended March 31, 2008, 2007 and 2006, respectively.

(3)	Included in USA Fiber Cement for the year ended March 31, 2008 are asset impairment charges of $45.6 million.

(4)	Included in the Other segment for the years ended March 31, 2008 and 2006 are asset impairment charges of $25.4 million and $13.4 million, respectively.

(5)	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Also included in General Corporate are unfavorable asbestos adjustments of $240.1 million, $405.5 million and $715.6 million in fiscal years 2008, 2007 and 2006, respectively and AICF SG&A expenses of $4.0 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively.

(6)	Includes costs of nil, $13.6 million and $17.4 million for SCI and other related expenses in fiscal years 2008, 2007 and 2006, respectively.

(7)	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of $9.4 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively. See Note 12.

(8)	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

(9)	Asbestos-related assets at March 31, 2008 and March 31, 2007 are $817.1 million and $727.6 million, respectively, and are included in the General Corporate segment. See Note 12.
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
These three customers’ accounts receivable represented 42% and 58% of the Company’s trade accounts receivable at March 31, 2008 and 2007, respectively. The following are gross sales generated by these three customers, which are all from the USA Fiber Cement segment:

	Years Ended March 31
(Millions of US dollars)	2008		2007		2006

		%		%		%
Customer A	$431.3	27.9	$446.3	26.7	$426.2	35.0
Customer B	108.2	7.0	172.3	10.3	168.5	13.8
Customer C	167.3	10.8	168.9	10.1	156.6	12.9

Total	$706.8		$787.5		$751.3

Approximately 22% of the Company’s fiscal year 2008 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-U.S. operations on translation into U.S. dollars.
20. Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2008	2007	2006

Pension and post-retirement benefit adjustments (net of $1.0 million and $1.2 million tax benefit, respectively)	$(2.1)	$(2.7)	$—
Unrealized loss on restricted short-term investments	(4.4)	—	—
Foreign currency translation adjustments	23.4	8.1	(28.4)

Total accumulated other comprehensive income (loss)	$16.9	$5.4	$(28.4)

21. Related Party Transactions
JHI NV Directors’ and Former Directors’ Securities Transactions
The Company’s Directors (and Former Directors’ for the relevant year) and their director-related entities held an aggregate of 275,426 ordinary shares and 210,530 ordinary shares at March 31, 2008 and 2007, respectively, and options to acquire 4,750,544 ordinary shares and 3,914,544 ordinary shares at March 31, 2008 and 2007, respectively.
Supervisory Board members (other than Mr. J. Loudon) on March 14, 2008 participated in an acquisition of shares at A$5.7352, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on August 17, 2007. Mr. J. Loudon, Mr. M. Hammes and Mr. R. Chenu also made on market-purchases during fiscal year 2008. Directors’ acquisitions were as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

	On Market
	Purchases/(Sales)	SBSP

Supervisory Board directors
M. Hammes	9,000	6,859
B. Anderson	—	6,124
D. Andrews	—	3,903
D. DeFosset	—	10,377
J. Loudon	6,300	—
D. McGauchie AO	—	5,803
R. van der Meer	—	4,410
C. Walter AM	—	5,032
Managing Board directors
L. Gries	—	N/A
R. Chenu	5,000	N/A
Former directors
J. Barr	—	7,667
B. Butterfield	(90,000)	N/A

Mr. B. Butterfield separated from the company and resigned as a Managing Board director effective October 1, 2007. As a result of the separation, 90,000 of his 621,000 options to acquire ordinary shares were cancelled. In December 2007, Mr. Butterfield exercised options to acquire 90,000 additional ordinary shares and sold the underlying shares.
Other than Mr. Butterfield, no Director or Former Director, or their director-related entities, disposed of any shares in the Company.
The JHI NV dividends paid to Directors and their related entities were on the same terms and conditions that applied to other holders.
Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At March 31, 2008 and 2007, loans totaling $29,267 and $30,774, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal year 2008, repayments totaling $5,419 were received in respect of the Plan from A.T. Kneeshaw and D.A.J. Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of $117,688. Under the terms of the Plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended March 31, 2007. During fiscal year 2007, an executive director of a subsidiary resigned with loans outstanding of $14,123 and during fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of $16,075. Under the terms of the Plan, each loan must be repaid within two years from the date of their respective resignations.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
Deputy Chairman D.G. McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board Director R. van der Meer is Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments of $4,507 and $4,507 for the years ended March 31, 2008 and 2007, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. J.J. Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling $5,979 and $5,364 for the years ended March 31, 2008 and 2007, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R. Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V. and Subsidiaries
Selected Quarterly Financial Data
(unaudited, not forming part of the consolidated financial statements)
The information furnished in the selected quarterly financial data for the years ended March 31, 2008 and 2007 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2008				Year Ended March 31, 2007
	By Quarter				By Quarter
(Millions of US dollars)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$424.4	$390.1	$341.4	$312.9	$415.5	$411.4	$355.1	$360.9
Cost of goods sold	(257.5)	(251.3)	(224.3)	(205.7)	(257.8)	(256.2)	(228.8)	(227.1)

Gross profit	166.9	138.8	117.1	107.2	157.7	155.2	126.3	133.8
Operating income (loss)	75.0	44.7	25.2	(181.5)	68.9	41.0	19.3	(215.8)
Interest expense	(1.3)	(2.5)	(2.9)	(4.4)	(5.6)	(0.2)	(1.5)	(4.7)
Interest income	1.8	4.5	3.7	2.2	3.6	1.2	0.2	0.5
Income (loss) from continuing operations before income taxes	75.5	46.7	26.0	(183.7)	66.9	42.0	18.0	(220.0)
Income tax (expense) benefit	(36.4)	(27.6)	(8.9)	36.8	(32.3)	(20.9)	(26.0)	323.1

Income (loss) from continuing operations	39.1	19.1	17.1	(146.9)	34.6	21.1	(8.0)	103.1
Cumulative effect of change in accounting principle for stock-based compensation (net of $0.4 million of tax)	—	—	—	—	0.9	—	—	—

Net income (loss)	$39.1	$19.1	$17.1	$(146.9)	$35.5	$21.1	$(8.0)	$103.1

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on August 20, 2007 of James Hardie Industries N.V. (English Translation)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (2)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Common Terms Deed Poll amended and restated February 20, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and James Hardie Industries N.V.

2.4	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.5	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (5)

2.6	Form of 3 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier

2.7	Form of 5 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier

2.8	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.9	Form of Schedule 3 — Extension Request to December 2008 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.10	Form of Schedule 3 — Extension Request to June 2009 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.11	Form of Extension Request to June 2009 for 364-day Facility Agreement between James Hardie International Finance B.V. and Financier

2.12	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

4.1	James Hardie Industries N.V. 2001 Equity Incentive Plan (2)

4.2	Economic Profit and Individual Performance Incentive Plans (2)

4.3	JHI NV Stock Appreciation Rights Incentive Plan (2)

4.4	Supervisory Board Share Plan 2006 (3)

4.5	James Hardie Industries N.V. Long Term Incentive Plan 2006 (3)

4.6	2005 Managing Board Transitional Stock Option Plan (3)

4.7	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.8	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.9	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors

4.10	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers

Exhibit
Number	Description of Exhibits

4.11	Lease Amendment, dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Cobalt & Silica Street, Carole Park, Queensland, Australia (1)

4.12	Variation of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.13	Extension of Lease dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at Rutland, Avenue, Welshpool, Western Australia, Australia (1)

4.14	Lease Amendment dated March 23, 2004, among Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.15	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.16	Lease Agreement dated March 23, 2004 among Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005 (3)

4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (2)

4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc. (2)

4.21	Amended and Restated Final Funding Agreement dated November 21, 2006 (4)

4.22	Amended FFA Amendment dated August 6, 2007

4.23	Amended FFA Amendment dated November 8, 2007

4.24	Amended FFA Amendment dated June 11, 2008

4.25	Address for Service of Notice on Trustee dated June 13, 2008

4.26	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006 (5)

4.27	Deed Poll dated June, 11, 2008 – amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed

4.28	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005 (3)

4.29	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. dated December 14, 2006 (5)

4.30	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006 (3)

4.31	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006 (5)

4.32	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated December 14, 2006 (5)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Exhibits

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of independent registered public accounting firm

15.2	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASX Settlement and Transfer Corporation Pty Ltd as of March 31, 2008

99.2	Excerpts of the Financial Services Reform Act 2001, as of March 11, 2002 (2)

99.3	ASIC Class Order 02/311, dated November 3, 2002 (2)

99.4	ASIC Modification, dated March 7, 2002 (2)

99.5	ASIC Modification, dated February 26, 2004 (3)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on form 20-F dated July 6, 2007.