Form 20-F
period 2009-03-31
JAMES HARDIE INDUSTRIES N.V.
filed 2009-06-25
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 432,263,720 shares of common stock at March 31, 2009.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
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
The term “fiscal year” refers to our fiscal year ended March 31 of such year; the term “dollars,” “US$” or “$” refers to U.S. dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the March 31, 2009 exchange rate of A$1.4552 to $1.0000. The term “msf” or “thousand square feet” refers to thousands of square feet, where a square foot is defined as a standard square foot of 5/16” thickness and the term “mmsf” or “million square feet” refers to millions of square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
As a company incorporated under the laws of The Netherlands, we have listed our securities for trading on the Australian Securities Exchange, or ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, via CHESS Units of Foreign Securities, or CUFS. CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI NV, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”
We have also listed our securities for trading on the New York Stock Exchange, or NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share, or ADS, which is issued by The Bank of New York. These ADSs trade on the NYSE in the form of American Depositary Receipts, or ADRs, under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
On June 23, 2009, we filed a Form F-4 with the United States Securities and Exchange Commission (which we refer to as the SEC) to move our domicile to Ireland in a two stage plan. A summary of this proposed plan is discussed in Item 4, “Information on the Company — Recent Developments.”
Selected Financial Data
We have included in Item 18 of this annual report the audited consolidated financial statements of JHI NV, consisting of our consolidated balance sheets as of March 31, 2009 and March 31, 2008, our consolidated statements of changes in shareholders’ equity as of March 31, 2009, March 31, 2008 and March 31, 2007 and our consolidated statements of operations and cash flows for the years ended March 31, 2009, 2008 and 2007, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”
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

	Fiscal Year ended March 31,
	2009		2008		2007		2006		2005
	(In millions except sales price per unit and per share data)
Consolidated Statements of Operations Data:

Net Sales
USA and Europe Fiber Cement (1)		$929.3		$1,170.5		$1,291.2		$1,246.7		$974.3
Asia Pacific Fiber Cement (2)		273.3		298.3		251.7		241.8		236.1

Total net sales		$1,202.6		$1,468.8		$1,542.9		$1,488.5		$1,210.4

Operating income (loss) (3)		$173.6		$(36.6)		$(86.6)		$(434.9)		$196.2
Interest expense		(11.2)		(11.1)		(12.0)		(7.2)		(7.3)
Interest income		8.2		12.2		5.5		7.0		2.2
Other expense (4)		(14.8)		—		—		—		(1.3)

Income (loss) from continuing operations before income taxes		155.8		(35.5)		(93.1)		(435.1)		189.8
Income tax (expense) benefit		(19.5)		(36.1)		243.9		(71.6)		(61.9)

Income (loss) from continuing operations		$136.3		$(71.6)		$150.8		$(506.7)		$127.9

Net Income (loss)		$136.3		$(71.6)		$151.7		$(506.7)		$126.9

Income (loss) from continuing operations per common share — basic		$0.32		$(0.16)		$0.32		$(1.10)		$0.28
Net Income (loss) per common share — basic		$0.32		$(0.16)		$0.33		$(1.10)		$0.28
Income (loss) from continuing operations per common share — diluted		$0.31		$(0.16)		$0.32		$(1.10)		$0.28
Net Income (loss) per common share — diluted		$0.31		$(0.16)		$0.33		$(1.10)		$0.28
Dividends paid per share		$0.08		$0.27		$0.09		$0.10		$0.03
Weighted average number of common shares outstanding
Basic		432.3		455.0		464.6		461.7		458.9
Diluted		434.5		455.0		466.4		461.7		461.0

Consolidated Cash Flow Information:

Cash flows (used in) provided by operating activities		$(45.2)		$319.3		$(67.1)		$238.4		$219.4
Cash flows used in investing activities		$(26.1)		$(38.5)		$(92.6)		$(154.0)		$(149.8)
Cash flows provided by (used in) financing activities		$25.0		$(254.4)		$(136.4)		$118.7		$(27.2)

Other Data:

Depreciation and amortization (5)		$56.4		$56.5		$50.7		$45.3		$36.3
EBITDA (6)		$230.0		$19.9		$(35.9)		$(389.6)		$232.5
Capital expenditures (7)		$26.1		$38.5		$92.1		$162.8		$153.0
Volume (million square feet) (8)
USA and Europe Fiber Cement (1)		1,526.6		1,951.2		2,216.2		2,244.4		1,952.4
Asia Pacific Fiber Cement (2)		390.6		398.2		390.8		368.3		376.9
Average sales price per unit (per thousand square feet)
USA and Europe Fiber Cement (1)		$609		$600		$583		$555		$499
Asia Pacific Fiber Cement (2)	A$	879	A$	862	A$	842	A$	872	A$	846

	Fiscal Year ended March 31,
	2009	2008	2007	2006	2005
	(In millions except sales price per unit and per share data)
Consolidated Balance Sheet Data:

Net current assets (9)	$149.7	$183.7	$259.0	$150.8	$180.2
Total assets	$1,898.7	$2,179.9	$2,128.1	$1,445.4	$1,088.9
Total debt	$324.0	$264.5	$188.0	$302.7	$159.3
Common stock	$219.2	$219.7	$251.8	$253.2	$245.8
Shareholders’ (deficit) equity	$(108.7)	$(202.6)	$258.7	$94.9	$624.7

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding and related accessories products in the United States which are sold in the United States, Canada and Europe.

The segment also includes fiber cement manufactured and sold in Chile (through July 2005), fiber reinforced concrete pipes manufactured and sold in the United States (through May 2008) and a roofing pilot plant in the United States (through fiscal year 2006). Our Chilean business was sold in July 2005. Our roofing pilot plant was closed and the business ceased operations in April 2006. Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008.

(2)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

(3)	Operating income in fiscal year 2009 includes $17.4 million of favorable asbestos adjustments; $0.7 million of Asbestos Injuries Compensation Fund (which we refer to as the AICF) SG&A expenses; and $14.0 million of expenses related to the Australian Securities and Investments Commission (which we refer to as ASIC). Fiscal year 2008 includes $240.1 million of unfavorable asbestos adjustments; $4.0 million of AICF SG&A expenses; $5.5 million of ASIC expenses; and $71.0 million of impairment charges. For fiscal years 2007, 2006 and 2005, operating (loss) income includes Special Commission of Inquiry and other related expenses of $13.6 million, $17.4 million and $28.1 million, respectively. In addition, operating loss in fiscal year 2007 includes $405.5 million related to unfavorable asbestos adjustments. Operating loss in fiscal year 2006 includes $715.6 million related to the establishment of an asbestos provision and $13.4 million related to the impairment of our former roofing plant. For additional information on the asbestos adjustments, AICF SG&A expenses and expenses related to ASIC, see Item 5, “Operating and Financial Review and Prospects” and Notes 11 and 13 to our consolidated financial statements in Item 18. For additional information on the impairment charges for fiscal years 2008 and 2006, see Item 5, “Operating and Financial Review and Prospects” and Note 7 to our consolidated financial statements in Item 18.

Operating income (loss) also includes restructuring and other operating income/expenses as follows: (i) for fiscal year 2006, an $0.8 million loss related to the disposal of our Chilean fiber cement business; and (ii) for fiscal year 2005, $6.0 million consisting of a settlement loss of $5.3 million related to an employee retirement plan and a $0.7 million loss on the sale of land in Sacramento, California.

(4)	Other expense for fiscal year 2009 consists of $14.8 million, which represents an other-than-temporary decrease in the value of investments held by the AICF. Other expense for fiscal year 2005 consists primarily of a $2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganization under Chapter 11 of the U.S. bankruptcy code, partly offset by a $0.8 million gain on a separate investment. For additional information on Other expense recorded in fiscal year 2009, see Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(5)	Information for depreciation and amortization is for continuing businesses only.

(6)	EBITDA represents income from continuing operations before interest income, interest expense, income taxes, other non-operating expenses, net, described in footnote four above, cumulative effect of change in accounting principle, depreciation and amortization charges. The following table presents a reconciliation of EBITDA to net cash (used in) provided by operating activities, as this is the most directly comparable GAAP financial measure to EBITDA for each of the periods indicated.

	Fiscal Years Ended March 31,
	2009	2008	2007	2006	2005
	(In millions)
Net cash (used in) provided by operating activities	$(45.2)	$319.3	$(67.1)	$238.4	$219.4
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	(3.5)	(318.9)	4.5	(789.1)	(60.8)
Change in operating assets and liabilities, net	185.0	(72.0)	214.3	44.0	(31.7)

Net income (loss)	136.3	(71.6)	151.7	(506.7)	126.9
Loss from discontinued operations	—	—	—	—	1.0
Cumulative effect of change in accounting principle	—	—	(0.9)	—	—
Income tax expense (benefit)	19.5	36.1	(243.9)	71.6	61.9
Interest expense	11.2	11.1	12.0	7.2	7.3
Interest income	(8.2)	(12.2)	(5.5)	(7.0)	(2.2)
Other expense	14.8	—	—	—	1.3
Depreciation and amortization	56.4	56.5	50.7	45.3	36.3

EBITDA	$230.0	$19.9	$(35.9)	$(389.6)	$232.5

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

(7)	Capital expenditures is for continuing businesses only.

(8)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

(9)	Total current assets less total current liabilities.

Risk Factors
On June 23, 2009, we filed a Form F-4 with the SEC in connection with our proposal to move our domicile to Ireland in a two stage plan (which we refer to as the Proposal) to:
•	Stage 1: transform the Company to a European Company, which is a public limited company known as a Societas Europaea or SE (which we refer to as Dutch SE); and

•	Stage 2: move the corporate domicile of the Company from The Netherlands to Ireland (which we refer to as Irish SE).
Each stage of the Proposal has to be undertaken separately and requires a separate shareholder vote. If shareholders approve Stage 1 and it is implemented, a Stage 2 explanatory memorandum seeking approval for Stage 2 will be distributed in late 2009. If shareholders approve both stages, we anticipate that implementation of the Proposal will be completed in early 2010.
The “Risk Factors” section included in the Form F-4 should be read in conjunction with this Form 20-F. A summary of the Proposal is also discussed in Item 4, “Information on the Company — Recent Developments.”
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable.
On November 21, 2006, JHI NV, the AICF, the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into an amended and restated Final Funding Agreement (which we refer to as the Amended FFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of $1.3 billion in our consolidated financial statements as of March 31, 2009, relating to our anticipated future payments to the AICF pursuant to the Amended FFA. The initial funding contribution of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). Under the terms of the Amended FFA, we are not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
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
See Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Requirements and Resources” and Note 11 to the notes to our consolidated financial statements included in Item 18 for more information.

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
For instance, it is possible that the categories of payable claims could be extended to include claims that are not presently compensable or legally recognized. Further, estimating the future extent and pattern of asbestos-related diseases that will arise from past exposure to asbestos and the proportion of those claims that will be successful is inherently difficult and therefore could materially differ from actual results. In addition, particularly during times of credit market downturns, the investments of the AICF could decline in value, as we experienced in fiscal year 2009.
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by our actuary (currently KPMG Actuaries Pty Ltd (which we refer to as KPMG Actuaries)) or if the AICF investments decline in value, it is possible that pursuant to the terms of the Amended FFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies” and Note 11 to the notes to our consolidated financial statements included in Item 18 for more information about our asbestos liability. In addition, see Item 5, “Operating and Financial Review and Prospects — Results of Operations” for more information on the Other Expense of $14.8 million recorded in fiscal year 2009 related to losses on investments by AICF.
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
Because our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Approximately 16% and 14% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales in Australia. Payments pursuant to the Amended FFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Amended FFA. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian dollar denominated annual payments to the AICF.
In addition, because our results of operations are reported in U.S. dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, unfavorable fluctuations in the U.S. dollar compared to the Australian dollar may materially affect our reported results of operations since we will be required to expense any such fluctuations in the reported period in order to increase the reported value of the asbestos liability on our balance sheet.
Due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2009 and 2008, we recorded a favorable impact of $179.7 million and an unfavorable impact of $87.2 million, respectively, due to fluctuations in the U.S. dollar compared to the Australian dollar. Any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

The Amended FFA imposes certain non-monetary obligations.
Under the Amended FFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the Amended FFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the Amended FFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the Amended FFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
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
Certain legislation, the Amended FFA and related agreements, which govern the implementation and performance of the Amended FFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the Amended FFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the Amended FFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect the Company.
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

Risk that certain Amended FFA tax conditions may not be satisfied.
Despite the Australian Taxation Office (which we refer to as the ATO) rulings for the expected life of the Amended FFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the Amended FFA. We may elect to terminate the Amended FFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the Amended FFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the Amended FFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
Regulatory action and continued scrutiny may have an adverse effect on our business.
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity James Hardie Industries Limited (which we refer to as JHIL), now ABN 60 and ten former officers and directors of the James Hardie Group. The Company is considering its position regarding an appeal.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that we could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs (see below). However, at this stage, we believe that, although such amounts are reasonably possible, the amount or range of amounts is not estimable and accordingly, as of March 31, 2009, we have not recorded any related reserves.
See Item 4, “Information on the Company — Legal Proceedings,” for more information on the ASIC proceedings. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may be liable for defense costs and liabilities incurred in the ASIC proceedings by current or former directors, officers or employees of the James Hardie Group to the extent that those costs and liabilities are covered by indemnity arrangements granted by the James Hardie Group to those persons.
We have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our Articles of Association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of these persons by ASIC delegates and in respect of their defense costs of the ASIC proceedings. It is our policy to expense legal costs as incurred. In fiscal years 2009 and 2008, we had incurred $14.0 million and $5.5 million, respectively, of net expenses related to ASIC defense costs. Our net costs in relation to the ASIC proceedings from February 2007 to March 31, 2009 totaled $19.7 million.
As a result of the ASIC proceedings, we have and may continue to incur further costs under these indemnities which may be material. In this respect, we have obligations, or have agreed, to advance funds in respect of defense costs and such advances have been and may continue to be made. In addition, there is a possibility that we could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs. These costs could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Currently, a portion of the defense costs of the former directors are being advanced by third parties, with the Company paying the balance. Based on the information currently available, we expect this arrangement to continue.
See Item 4, “Information on the Company — Legal Proceedings” for more information.

Negative publicity may continue to adversely affect our business.
As a result of the events that were considered by the Special Commission of Inquiry (which we refer to as the SCI) in 2004 and the ASIC proceedings, we have been the subject of negative publicity, both in Australia and elsewhere in the world which we believe has contributed to declines in the price of our publicly traded securities in recent years. Any uncertainty created by future negative publicity or by the events underlying such negative publicity could have a material adverse effect on our results of operations, staff morale and the market price of our publicly traded securities and create difficulties in attracting or retaining high caliber staff.
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
Tax benefits are available under the U.S.-Netherlands Income Tax Treaty to U.S. and Dutch taxpayers that qualify for those benefits. In spite of a favorable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the IRS) for calendar years 2006 and 2007 (as discussed below), our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years.
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
On June 23, 2008, the IRS issued the Company with a Notice of Proposed Adjustment (which we refer to as NOPA) that concluded that we did not qualify for the LOB provision of the New U.S.-NL Treaty applying from early 2006. However, on April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS agreed to concede the government’s position in full with regard to its assertion that we did not qualify for benefits under the New U.S.-NL Treaty for calendar years 2006 and 2007. The IRS has concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB provision of the New U.S.-NL Treaty for certain payments from our U. S. subsidiaries to its Netherlands companies.
In spite of this favorable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the U.S.-NL Tax Treaty is still undetermined for 2008 and subsequent years because such eligibility is determined on an annual basis and we could be audited by the IRS for this same issue in the future. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the U.S.- NL Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

We believe that it is more likely than not that we are in compliance and should continue qualifying for treaty benefits. Therefore, we believe that the requirements under Financial Accounting Standards Board (which we refer to as FASB) Interpretation No. 48 (which we refer to as FIN 48) for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the treaty benefits.
See Item 4, “Information on the Company —Legal Proceedings” for more information.
Under Dutch tax law, we derive tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could increase our effective tax rate and, as a result, could materially adversely affect our business.
We have concentrated our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owns and develops intellectual property that it licenses to our operating subsidiaries. Under the Dutch International Group Finance Company rules, we have obtained a ruling from the Dutch Revenue authority that allows the finance subsidiary to set aside, in a Financial Risk Reserve (which we refer to as FRR), a portion of its taxable profits from its financing activity and from licensing its intellectual property. The amounts set aside in the FRR are free of current Dutch income tax. Consequently, the finance subsidiary will generally incur an effective tax rate of approximately 13% to 15% on its qualifying financing and licensing income and is taxable at the 25.5% statutory rate on all other income received (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years). Such other income includes any amounts involuntarily released from the FRR to cover any risks (such as currency losses, bad debt losses and foreign branch losses) for which the FRR was established. The effective tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR pay for qualifying capital contributions that are used to finance capital and other certain qualifying expenditures and result in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialize or (2) if there are insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfy the requirements of the Dutch International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling is set to expire on December 31, 2010.
The European Commission (which we refer to as the Commission), the executive arm of the European Union (which we refer to as the EU), reviewed the tax regimes of its member countries to identify tax concessions that the Commission considered to be a form of “prohibited state aid” and, therefore, contrary to the provisions of the European Community Treaty. In February 2003, the Commission concluded that the existence of special tax concessions in certain countries, including the Dutch International Group Finance Company regime, cannot be reconciled with EU rules regarding state aid. Accordingly, the Commission banned certain concessionary tax regimes, including the Dutch International Group Finance Company regime, but allowed companies then operating under that regime, including our Dutch finance subsidiary, to continue to operate under the regime until December 31, 2010.
Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI), has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the ATO. In addition, if the assessment is ultimately upheld this also would materially and adversely affect our business.
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay general interest charges (which we refer to as GIC) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we believe that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the amended assessment.
We have accounted for all payments made to the ATO and related accrued interest receivable as a deposit, see the line item “Deposit with Australian Taxation Office” in our consolidated balance sheets in Item 18. In addition, it is our intention to treat any payments to be made at a later date as a deposit. As of March 31, 2009, this deposit totaled A$252.5 million ($173.5 million).
Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and make ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. In which case, our financial position, liquidity, results of operations and cash flows will be materially and adversely affected. See Item 4, “Information on the Company — Legal Proceedings”, Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 14 to the notes to our consolidated financial statements included in Item 18 for more information.
Exposure to additional income tax liabilities due to audits could materially adversely affect our business.
Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
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
Our Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of our ownership. Our Articles of Association generally prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the number of shares in which a person holds relevant interests increases from 20% or below to over 20% or from a starting point that is above 20% and below 90%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptance under a takeover bid as described in our Articles of Association. Although these provisions in our Articles of Association may help to ensure that no person acquires voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. See Item 10,

“Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock.”
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
From time to time we have entered into indemnification agreements with third parties. If claims are made under these indemnification agreements, our obligations could be significant and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
For instance, we entered into an indemnity agreement in connection with the sale of our former United States gypsum wallboard manufacturing facilities in April 2002, under which we agreed to indemnify the buyer from certain future liabilities, including, for a period of 30 years, liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business that exceed $5 million in the aggregate, subject to a $250 million in the aggregate limit.
See Item 4, “Information on the Company — Legal Proceedings” for more information.

Because we have significant operations outside of the United States and report our earnings in U.S. dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 24% and 22% of our net sales in fiscal years 2009 and 2008, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of March 31, 2009. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See also Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.” Any of these factors could materially affect our financial position, liquidity, results of operations and cash flows.
Our business is dependent on the residential and commercial construction markets and we continue to expect a slow down in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short-to-medium term.
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
In fiscal year 2009, our results continued to be significantly affected by the on-going deterioration of our major market, the U.S. housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 510,000 units in March 2009, down 77% from the January 2006 peak of 2.265 million starts. The National Association of Home Builders (which we refer to as NAHB) expects housing activity in the United States to stabilize around the middle of 2009, at least in the single family sector followed by a relatively slow recovery process later in calendar years 2009 and 2010.
Based on the Housing Industry Association of Australia, housing starts are expected to continue to fall in calendar year 2009 to 2010. In New Zealand, residential housing consents are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening.
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
Increased competition into any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
We have offered, and continue to offer, various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. As of March 31, 2009, we have accrued $24.9 million for such warranties. See the line items “Accrued product warranties” in our consolidated balance sheets and Note 10 to our consolidated financial statements in Item 18. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs in the future in complying with applicable environmental and health and safety laws and regulations. A failure to comply with or a change in these laws and regulations could subject us to significant liabilities, including, but not limited to, damages and penalties and could have a material adverse effect on our business.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air, soil, and water quality of our plants, and the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations. In addition, we will continue to be liable for any environmental claims that arose while we owned or operated any of the three gypsum facilities that we sold in April 2002. Pursuant to the terms of our agreement to sell our gypsum business, subject to certain limitations, we retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a $34.5 million limitation, although non-contractual environmental obligations could exceed this amount. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. See Item 10, “Additional Information — Material Contracts.”
In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing practices and handling or use. The inhalation of respirable crystalline silica at high and prolonged exposure levels is known or suspected to be associated with silicosis and has been the subject of extensive tort litigation. We may face future costs of engineering and compliance to meet new standards relating to crystalline silica if standards are heightened. In addition, there is a risk that claims for silica-related health effects could be made against us. We cannot assure you that we will have adequate resources, including adequate insurance coverage, to satisfy any future silica-related health effect claims. In addition, our sales could decrease if silica-related health effect claims are made against us and as a result, potential users of our products may decide not to use our products. Any such claims may have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See also Risk Factor above captioned “If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.”
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, it could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See Item 4, “Information on the Company — Legal Proceedings.”

Because demand for our products in our major markets is seasonal, our quarterly results of operations may vary throughout the year.
In the United States, a large proportion of our fiber cement products are sold in the Southeastern, South Central and Pacific Northwest regions of the country. An increasing proportion of our fiber cement products are sold in the Northeast and Midwest regions of the United States. Demand for building products in all regions is seasonal because construction activity diminishes during the winter season. In Australia, New Zealand and the Philippines, demand for building products is also seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September and the last half of December due to the slowdown in business activity over the holiday period. Because of these and other factors, our quarterly results of operations may vary throughout the year and the results for any quarterly period may not be indicative of results for any future period.
We may experience adverse fluctuations in the supply and cost of raw materials necessary to our business. A significant reduction or cessation of shipments from an important supplier could have a material adverse effect on our business.
Cellulose fiber, silica, cement and water are the principal raw materials used in the production of fiber cement. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. For example, during fiscal year 2008 in the United States, pulp prices rose by 11% due to tight global supply and low inventory levels. Also, as pulp is globally traded in U.S. dollars, changes in the value of the U.S. dollar will result in fluctuations in global pulp prices. Market pulp prices have been declining since the third quarter of fiscal year 2009, driven by the weakened global economy and relative strengthening of the U.S. dollar compared to the Euro, Canadian Dollar and other currencies. The market price for pulp in North America was down by 5% in fiscal year 2009. In fiscal year 2008, strong increases in energy related costs including coal, diesel and electricity also adversely impacted materials which have a high energy cost component, including cement and quarrying products such as silica. The price we paid for cement increased by 3% in fiscal year 2008 and decreased by 5% in fiscal year 2009. Price fluctuations or material delays may occur in the future due to lack of raw materials or suppliers. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials or delays in obtaining materials could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our business. In addition we may incur substantial expenses related to unsuccessful research and development efforts.
For fiscal years 2009, 2008 and 2007, our expenses for research and development were $23.8 million, $27.3 million and $25.9 million, respectively. We believe that investing in research and development is key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.
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
Our top five customers in the United States represented approximately 65% of our total USA and Europe Fiber Cement gross sales in fiscal year 2009. Our top five customers in Australia and our top five customers in New Zealand accounted for approximately 45% and 90%, respectively, of our total gross sales of fiber cement in Australia and New Zealand, respectively, in fiscal year 2009. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favorable pricing terms or for any other reasons, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. If we become aware of information related to the credit worthiness of a major customer, or, if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our reliance on third party distribution channels could impact our business.
We offer our products directly and through a variety of third party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.

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
Natural disasters or disruptions in power supply could have an adverse effect on our overall business.
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
As of May 31, 2009, approximately 32%, or 160, of our employees in Australia1 and approximately 60%, or 100, of our employees in New Zealand were represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Our labor agreement applying to our NSW operation was renewed for two years (until March 2011). Our labor agreement for our Meeandah (Queensland, Australia) plant expired in September 2008 and is still in negotiation. Our New Zealand labor agreement expires in September 2009. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on operations. If we were to experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. If we are unable to renew our credit facilities on terms which are not materially less favorable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet our future cash flow requirements. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
Our ability to pay dividends is dependent on Dutch law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
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
Ineffective internal controls over financial reporting could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of internal controls, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

[1]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

Our use of accounting estimates involves judgment and could impact our financial results.
Our most critical accounting estimates are described in the Note 2 to our consolidated financial statements in Item 18. In addition, as discussed in Note 13, “Contingencies and Commitments” to our consolidated financial statements in Item 18, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
Our board of directors and senior management continue to devote significant attention to the Amended FFA, ASIC proceedings, tax litigation and the Proposal.
Our board of directors, senior management and others within our organization continue to devote a significant amount of time and resources related to the Amended FFA, ASIC proceedings, tax litigation and the Proposal, which are described in the risk factors above and elsewhere in this annual report. To the extent we are required to devote time and resources to dealing with such issues rather than solely focusing on conducting our business, this could have a material adverse effect on our results of operations.
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
Our success depends to a significant extent on the continued contributions of our Amsterdam-based executives for the management of our business and development and implementation of our business strategy. Subject to the implementation of the Proposal, our ability in the future to recruit qualified successors for our Amsterdam-based executives may be more difficult than it may be for U.S. based companies in our industry due to the location of our corporate offices in The Netherlands. The loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.
Forward-Looking Statements
This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward—looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

Item 4. Information on the Company
History and Development of the Company
Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (a “B.V.”), or private limited liability company, to a “naamloze vennootschap” (a “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. Our initial date of incorporation was October 26, 1998. We operate under Dutch law. Our corporate seat is located in Amsterdam, The Netherlands. The address of our registered office in The Netherlands is Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam. The telephone number there is +31 20 301 2980. Our agent in the United States is CT Corporation. Their office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.
Corporate Restructuring
On July 2, 1998, JHIL, now called ABN 60, which was then a public company organized under the laws of Australia and listed on the ASX, announced a plan of reorganization and capital restructuring (which we refer to as the 1998 Reorganization).
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
On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring (which we refer to as the 2001 Reorganization). On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:
•	the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds in the future if ABN 60 needed such funds to maintain its solvency;

•	the listing of the shares of JHI NV represented by CUFS on the ASX and the listing of ADSs, representing CUFS, which in turn represent shares of JHI NV, on the NYSE; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V. (which we refer to as JHIF BV).
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
In August 2008, following proceedings commenced by the Commissioner of Taxation, the Federal Court of Australia made orders providing for the reinstatement of James Hardie Australia Finance Pty Ltd (which we refer to as JHAF), and the appointment of a liquidator. JHAF is a subsidiary of JHIF BV that was deregistered in August 2005 following a member’s voluntary winding up. In December 2008, following our settlement with the ATO, the Federal Court of Australia made orders terminating the liquidation of JHAF. Accordingly, the liquidator was removed and JHAF is now under our full control as a wholly owned subsidiary of JHIF BV. For additional information on the ATO settlement see Note 14 to our consolidated financial statements in Item 18.

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
Although we have no legal ownership in the AICF, we have contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Amended FFA. The Amended FFA results in the Performing Subsidiary having a contractual liability to pay the initial funding and ongoing annual payments to the AICF, subject to the terms and conditions of the Amended FFA, including application of the cash flow cap. Under the AFFA, our contributions are set at a maximum of 35% of our annual net operating cash flow, including reductions for our contributions to the AICF and tax payments. These payments to the AICF will result in us having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the AICF with respect to Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
Due to our variable interest in the AICF we consolidate the AICF in accordance with FIN 46R, “Consolidation of Variable Interest Entities.” See Note 2 to our consolidated financial statements in Item 18.

Recent Developments (events occurring after April 1, 2009)
Chile Litigation
On April 24, 2009, a trial court in Santiago, Chile awarded damages in the equivalent of $13.4 million against Fibrocementos Volcan Limitada (which we refer to as FC Volcan, the former James Hardie Chilean entity), in civil litigation brought up by Industria Cementa Limitada (which we refer to as Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal. Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against FC Volcan, alleging that it had engaged in predatory pricing by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fiber cement manufacturer in Chile, Producción Química y Electrónica Quimel S.A. (which we refer to as Quimel) also joined the proceedings. See “Legal Proceedings” below and Note 13 to our consolidated financial statements in Item 18 for additional information.
ASIC Proceedings
On April 24, 2009, we announced that judgment was issued in relation to the ASIC proceedings. We are considering our position regarding an appeal. See Item 3, “Key Information — Risk Factors”, “Legal Proceedings” below and Note 13 to our consolidated financial statements in Item 18 for additional information on the ASIC proceedings.
Proposed Restructuring
On June 24, 2009, the Company announced that its directors have determined to seek shareholder approval for a two-stage plan (which we refer to as the Proposal) to transform the Company into a Societas Europaea (SE), a relatively new form of European corporation (Stage 1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2). In connection with the Proposal, the Company has lodged with the ASX and filed with the SEC a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary explanatory memorandum/prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness. Investors and security holders of the Company are urged to read the explanatory memorandum and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about the Company and the Proposal.
The Registration Statement and the Company’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by the Company may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1-800-675-021 (between 8:00 a.m. and 5:00 p.m. (AEST)) or elsewhere in the world at 1-949-367-4900 (between 8:00 a.m. and 5:00 p.m. (Central Time)) or in writing by regular and electronic mail at the following address: James Hardie Industries N.V., Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Corporate Secretary; e-mail: infoline@jameshardie.com
All material documents filed with the SEC also will be lodged with the ASX and posted on the Company’s Investor Relations website (www.jameshardie.com, select “James Hardie Investor Relations”).

General Overview of Our Business
Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry for the past three years according to NAHB’s Builder Practices Reports – Siding Usage/Exterior Wall Finish In New Construction and Consumer Practices Reports – Siding Usage/Exterior Wall Finish In Repair & Remodel (which we refer to as the NAHB’s Builder Practices Reports). Based on our knowledge, experience and third-party data regarding our industry, we estimate that the total U.S. industry shipments of fiber cement siding was between 0.94 and 0.98 billion square feet during fiscal year 2009, a decrease of approximately 23 to 26% from fiscal year 2008. Based on our knowledge, experience and third-party data, we estimate that we have 30 to 40% of the U.S. backerboard market. We market our fiber cement products and systems under various Hardie brand names and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie and Cemplank® siding (we also formerly marketed siding under the brand name SentryTM siding). We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fiber cement products in the United States accounted for 77%, 78% and 82% of our total net sales from continuing operations in fiscal years 2009, 2008 and 2007, respectively.
Our fiber cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.
In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2009, we sold approximately 12%1 of the estimated total 7.3 to 8.5 billion square foot1 U.S. exterior siding market (all types of siding; excludes fascia, trim and soffit).
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,
	2009	2008	2007
	(In millions)
USA and Europe Fiber Cement	$929.3	$1,170.5	$1,291.2
Asia Pacific Fiber Cement	273.3	298.3	251.7

Total	$1,202.6	$1,468.8	$1,542.9

[1]	Actual repair and remodeling siding usage reports from NAHB for calendar year 2008 will not be available until July 2009.

Industry Overview
U.S. Housing Industry and Fiber Cement Industry
In the United States, fiber cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts decreased from approximately 1.35 million in calendar year 2007 to approximately 905.5 thousand in calendar year 2008. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding was between 0.94 and 0.98 billion square feet during fiscal year 2009, a decrease of approximately 23 to 26% from fiscal year 2008. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco. See Item 3, “Key Information — Risk Factors.”
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
International Fiber Cement Industry
In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics (which we refer to as the ABS) total dwelling commencements in Australia declined from 151,978 in calendar year 2005 to 151,414 in calendar year 2008. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2005 to calendar year 2008 for a total increase over this period of approximately 15.5%. According to Statistics New Zealand, new dwellings authorized in New Zealand declined from approximately 26,023 in calendar year 2005 to 18,456 in calendar year 2008. Residential renovation activity in New Zealand has increased from calendar year 2005 to calendar year 2008 for a total increase over this period of approximately 10%. The Housing Industry Association of Australia expects the decline in new housing construction renovation activity to continue through mid-2009 and to start a steady recovery while InfoMetrics New Zealand believes new housing construction and renovation activity are expected to soften over the short-to-medium term in New Zealand.

Fiber cement products have, across a range of product applications, gained broader acceptance in Australia and New Zealand than in the United States, primarily due to earlier introduction in Australia and New Zealand. Former subsidiaries of ABN 60 developed fiber cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe production ceased in early 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fiber cement manufacturing facilities in Australia and fiber cement imports are also growing. Competition continues to intensify in New Zealand as fiber cement imports have become more cost competitive and overseas manufacturers struggling with the global recession look for additional markets to their existing ones. See Item 3, “Key Information — Risk Factors.”
In the Philippines and other Asian and Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, external facades, internal walls, ceilings, floors, and soffits. The residential building industry represents the principal market for fiber cement products. In general, fiber cement products have, across a range of product applications, gained broader acceptance in these regions over the last 10 years. However, in some of the developing markets, gypsum usage has increased and penetrated into fiber cement applications. Fiber cement and asbestos cement facilities are located throughout Asia and exporting between countries is common practice. Management believes that fiber cement has good long-term growth potential because of the benefits of light-weight and framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fiber cement will be attractive to some consumers in some of these markets.
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
Products
We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. In July 2005, we sold our Chilean fiber cement business. In fiscal year 2004, we commenced our European fiber cement business by distributing our fiber cement products in the United Kingdom and France. We also manufacture fiber cement pipes in Australia and previously manufactured fiber cement pipes in the United States. In May 2008, we ceased operation of our pipe business in the United States. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.
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

We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Hardietrim® board. Hardietrim board is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Hardietrim board was launched in fiscal year 1999, with the introduction of Hardietrim HLD® board, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Hardietrim board was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.
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
In the United States, the following new products were released over the last five years:
•	During fiscal years 2005 and 2006, after considerable market research, we re-launched the ColorPlus® collection of products with additional colors, board profiles, and pallet sizes. In addition, we expanded our manufacturing capacity and capabilities to meet increasing demand for our siding, trim and soffit products with ColorPlus® Technology.

•	During fiscal year 2006, we added Moldblock™ Technology to our EZGrid® underlay and Hardiebacker® sheets.

•	During fiscal year 2008, we introduced Artisan® Lap siding, Artisan™ Accent Trim, HardieWrap™ weather barrier. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners.

•	During fiscal year 2009, we introduced two new siding profiles, Beaded Porch Panel and Shingle Plank.
In Australia and New Zealand, new products released over the past five years include Eclipsa® eaves lining, Linea® weatherboard and Axon® cladding; in Australia only, new products include: Matrix™ cladding, Stria™ cladding, Scyon® trim, Secura™ Wet Area Flooring and Secura™ Exterior Flooring; in New Zealand only, new products include: ShingleSide panel and CLD Cavity Battens, Horizon Lining and Rigid Air Barrier.

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
Raw Materials
The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, cement prices rose in fiscal years 2007 and 2008, but declined in fiscal year 2009. We expect that pulp and cement prices will continue to fluctuate in the near future.
Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries abroad covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Item 3, “Key Information — Risk Factors.” During fiscal year 2008 and the first half of fiscal year 2009, we experienced cost increases related to increases in the price of pulp. In the second half of fiscal year 2009, lower pulp prices had a favorable impact on our overall cost. We have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fiber cement plant hold between one and three days of our cement requirements. During fiscal year 2008, we experienced cost increases related to increases in the price of cement. This was primarily due to increases in energy related costs including coal, diesel and electricity, which adversely impacted materials that have a high energy cost component, including cement and quarrying products such as silica. In 2009, we were able to negotiate lower prices for cement with some of our cement suppliers based on the weakened economic conditions and lower energy costs primarily related to natural gas prices. We continue to evaluate options on agreements with suppliers for the purchase of cement that could fix our cement prices over longer periods of time.
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
In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top five U.S. customers accounted for approximately 65% of our total USA Fiber Cement gross sales in fiscal year 2009. See Item 3, “Key Information — Risk Factors.” In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process, which is generally used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. Physical distribution of product in each country is primarily by road or sea transport, except for in the United States where transportation is primarily by road and a small use of rail.
We maintain dedicated regional sales management teams in our major sales territories. As of May 31, 2009, the sales teams (including telemarketing staff) consisted of approximately 265 people in the United States and Canada, 71 people in Australia, 14 people in New Zealand, 35 people in the Philippines, and 27 people in Europe. We also employ one person based in Taiwan who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are individuals who may specialize in siding products or interior products, although recent reorganizations have integrated many of these individuals into collaborative teams. Some interior products sales representatives provide in-store merchandising support for home center retailers. We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.
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
Research and Development
We pioneered the successful development of cellulose reinforced fiber cement and, since the 1980s, have progressively introduced products resulting from our proprietary product formulation and process technology. We believe we have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. In fiscal year 2009, we spent $28.3 million or approximately 2.4% of total net sales, in research and development activities. This amount included $4.5 million of amounts classified as selling, general and administration expenses. In fiscal year 2008, we spent $27.4 million or approximately 1.9% of total net sales, in research and development activities. This amount included $0.1 million of amounts classified as selling, general and administrative expenses. In fiscal year 2007, we spent $30.0 million or approximately 1.9% of total net sales, in research and development activities. This amount included $4.1 million of amounts classified as selling, general and administrative expenses. See Item 3, “Key Information — Risk Factors.”
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

Governmental Regulation
Environmental Regulation
Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include, but are not limited to:
•	the Resource Conservation and Recovery Act;

•	the Comprehensive Environmental Response, Compensation and Liability Act;

•	the Clean Air Act;

•	the Occupational Safety and Health Act;

•	the Mine Safety and Health Act;

•	the Emergency Planning and Community Right to Know Act;

•	the Clean Water Act;

•	the Safe Drinking Water Act;

•	the Surface Mining Control and Reclamation Act;

•	the Toxic Substances Control Act;

•	the National Environmental Policy Act; and

•	the Endangered Species Act,
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

Organizational Structure
JHI NV is incorporated in The Netherlands, with its corporate seat in Amsterdam.
The table below sets forth our significant subsidiaries, all of which are 100% owned by JHI NV, either directly or indirectly, as of June 10, 2009.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Australia Finance Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Holdings Limited	Ireland
James Hardie International Finance B.V.	Netherlands
James Hardie International Finance Holdings Sub I B.V.	Netherlands
James Hardie International Finance Holdings Sub II B.V.	Netherlands
James Hardie International Finance Limited	Ireland
James Hardie International Holdings B.V.	Netherlands
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie Research Pty Ltd.	Australia
James Hardie U.S. Investments Sierra Inc.	United States
JHCBM plc.	Ireland
JHIHCBM plc.	Ireland
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia
Capital Expenditures and Divestitures
The following table sets forth our capital expenditures for each year in the three-year period ended March 31, 2009.

	Fiscal Years Ended March 31,
	2009	2008	2007
	(In millions)
USA and Europe Fiber Cement (1)	$20.0	$31.3	$80.3
Asia Pacific Fiber Cement	4.9	5.6	10.5
Research and Development and Corporate	1.2	1.6	1.3

Total Capital Expenditures	$26.1	$38.5	$92.1

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement includes all fiber cement manufactured in the United States and sold in the United States, Canada and Europe.

The segment also includes fiber reinforced concrete pipes manufactured and sold in the United States at our Plant City, Florida Hardie Pipe Plant, which was closed and ceased operations in May 2008.
For further information See Note 7 to our consolidated financial statements in Item 18.
The Company did not have any material divestitures in the fiscal years ending March 31, 2009, 2008 and 2007.

The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fiber Cement business include:
•	commencement of a new finishing capability on an existing product line in fiscal year 2009. As of March 31, 2009, we have incurred $4.5 million related to this project;

•	the addition of a new fiber cement manufacturing plant in Pulaski, Virginia at a cost of $105.7 million, which primarily occurred during fiscal years 2005 through 2007. The plant includes two manufacturing lines. At the end of fiscal year 2006, we completed construction on the first manufacturing line and, in April 2006, we commenced commercial production on this line. In May 2006, we completed construction on the second manufacturing line and commenced commercial production on this line in November 2008;

•	the implementation of our ColorPlus® strategy. This strategy included constructing additional ColorPlus® coating capacity inside our existing plants. In fiscal year 2006, we completed construction of, and commenced production on, a new ColorPlus® line at our Blandon, Pennsylvania plant. In fiscal year 2007, we completed construction of, and commenced production on, new ColorPlus® lines at our Reno, Nevada and Pulaski, Virginia plants. In fiscal year 2008, we suspended production at our Blandon, Pennsylvania plant. As of March 31, 2009, we have incurred $48.3 million related to our ColorPlus® strategy; and

•	commencement of a new finishing capability on a new product line in fiscal year 2007. As of March 31, 2009, we have incurred $19.4 million related to this project.
In addition, in fiscal year 2006 we commenced our implementation of a new ERP software system. This project was completed in fiscal year 2008 for a total expenditure of $14.7 million.
We currently expect to spend approximately $30 million to $50 million in fiscal year 2010 for capital expenditures, including facility upgrades and the implementation of new fiber cement technologies. The expected amount of spending in fiscal year 2010 includes additional capital expenditures expected to be made on projects that were in progress during fiscal year 2009, including the completion of a new finishing capability on an existing product line. We expect to fund our capital expenditures through a combination of internal cash and funds from our credit facilities.
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

Plants and Process
We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

Existing Annual
Design Capacity
Location	(1)
Fiber Cement (in million square feet)
United States
Fontana, California (2)	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	560
Waxahachie, Texas	360
Blandon, Pennsylvania (3)	200
Summerville, South Carolina (2)	190
Reno, Nevada	300
Pulaski, Virginia	600

Total United States	3,390
Australia
Sydney, New South Wales	180
Brisbane, Queensland (Carole Park) (4)	120

Total Australia	300
New Zealand
Auckland	75
The Philippines
Manila	145

Total Fiber Cement Flat Sheet	3,910

Fiber Reinforced Concrete Pipes (in tons) (5)
Plant City, Florida (pipes) (6)	—
Brisbane, Queensland (Meeandah) (4)	50,000

Total Fiber Reinforced Concrete Pipes	50,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilization at each plant. See below for a description of average capacity utilization rates for our fiber cement plants by country. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

(2)	We suspended production at our Summerville, South Carolina and Fontana, California plants in November 2008 and December 2008, respectively.

(3)	We suspended production at our Blandon, Pennsylvania plant in November 2007. See Note 7 to the notes to our consolidated financial statements included in Item 18 for more information.

(4)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(5)	Pipe and column capacity is measured in tons rather than million square feet.

(6)	Our Plant City, Florida Pipe plant ceased operations in May 2008. See Note 7 to the notes to our consolidated financial statements included in Item 18 for more information.
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
Our three Australian fiber cement manufacturing facilities are not owned by us. Prior to March 2004, the land and buildings on which these facilities are located were leased on a long-term basis from Amaca. In March 2004, various subsidiaries of Multiplex Property Trust (now Brookfield Asset Management Inc., which we collectively refer to as Brookfield Multiplex), an unrelated third party, acquired the land and buildings related to these three fiber cement manufacturing facilities from Amaca. The land and buildings on which these facilities are located are leased on a long-term basis from Brookfield Multiplex. One of the leases expires on March 23, 2016, with an option to renew the lease for two further terms of 10 years expiring in March 2036. The other two leases expire on March 23, 2019, and contain options to renew for two further terms of 10 years expiring in March 2039. There is no purchase option available under our leases related to our Australian sites.
Our one New Zealand fiber cement manufacturing facility is not owned by us. Prior to March 2004, the land and buildings on which this facility is located were leased on a long-term basis from Studorp Limited or Studorp. In March 2004, Multiplex Property Trust (now Brookfield Multiplex) acquired the relevant land and buildings from Studorp. On June 30, 2005, an unrelated third party, the Location Group Limited, acquired the relevant land and buildings from Multiplex Property Trust. Penrose Land Limited, a company within the Location Group Limited, took over as landlord in respect of the lease of the land and buildings to James Hardie New Zealand Limited. The lease for our New Zealand facility expires on March 22, 2016, at which time we have an option to renew the lease for two further terms of 10 years expiring in March 2036. There is no purchase option available under our lease related to our New Zealand facility.
We own 40% of the land on which our Philippines fiber cement plant is located, and 100% of the Philippines plant itself.
For fiscal year 2009, average capacity utilization for our fiber cement plants by country was approximately as follows:

Capacity
Country	Utilization (1)
United States	43%
Australia	75%
New Zealand	65%
Philippines	62%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.

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
Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by us to account for the Amended FFA are described in Note 2 to our consolidated financial statements in Item 18.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Fiscal Years Ended March 31,
(In millions)	2009	2008	2007
Change in estimates:
Change in actuarial estimate – asbestos liability	$(180.9)	$(175.0)	$50.3
Change in actuarial estimate – insurance receivable	19.8	27.4	(22.6)
Change in estimate – AICF claims-handling costs	(1.2)	(6.5)	0.8
Change in estimate – other	—	1.2	—

Subtotal – Change in estimates	(162.3)	(152.9)	28.5

Gain (loss) on foreign currency exchange	179.7	(87.2)	(94.5)
Tax impact related to the implementation of the Amended FFA	—	—	(335.0)
Other adjustments	—	—	(4.5)

Total Asbestos Adjustments	$17.4	$(240.1)	$(405.5)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, we have included on our consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by us as the “Net Amended FFA Liability.”

	March 31,
(In millions)	2009	2008
Asbestos liability – current	$(78.2)	$(78.7)
Asbestos liability – non-current	(1,206.3)	(1,497.8)

Asbestos liability – Total	(1,284.5)	(1,576.5)

Insurance receivable – current	12.6	14.1
Insurance receivable – non-current	149.0	194.3

Insurance receivable – Total	161.6	208.4

Workers’ compensation asset – current	0.6	6.9
Workers’ compensation asset – non-current	73.8	78.5
Workers’ compensation liability – current	(0.6)	(6.9)
Workers’ compensation liability – non-current	(73.8)	(78.5)

Workers’ compensation – Total	—	—

Deferred income taxes – current	12.3	9.1
Deferred income taxes – non-current	333.2	397.1

Deferred income taxes – Total	345.5	406.2

Income tax payable (reduction in income tax payable)	22.8	20.4
Other net liabilities	(2.0)	(3.4)

Net Amended FFA liability	(756.6)	(944.9)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	98.3	115.1

Unfunded Net Amended FFA liability	$(658.3)	$(829.8)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. We receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2009.
The changes in the asbestos liability for the year ended March 31, 2009 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Asbestos liability – March 31, 2008	A$	(1,718.9)	1.0903	$(1,576.5)
Asbestos claims paid (1)		111.5	1.2600	88.5
AICF claims-handling costs incurred (1)		3.3	1.2600	2.6
Change in actuarial estimate (2)		(263.3)	1.4552	(180.9)
Change in estimate of AICF claims-handling costs (2)		(1.8)	1.4552	(1.2)
Gain on foreign currency exchange				383.0

Asbestos liability – March 31, 2009	A$	(1,869.2)	1.4552	$(1,284.5)

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2009 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended March 31, 2009 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Insurance receivable – March 31, 2008	A$	227.2	1.0903	$208.4
Insurance recoveries (1)		(20.8)	1.2600	(16.5)
Change in actuarial estimate (2)		28.8	1.4552	19.8
Loss on foreign currency exchange				(50.1)

Insurance receivable – March 31, 2009	A$	235.2	1.4552	$161.6

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2009 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Deferred tax assets – March 31, 2008	A$	442.9	1.0903	$406.2
Amounts offset against income tax payable (1)		(11.1)	1.2600	(8.8)
Impact of change in actuarial estimates (2)		70.9	1.4552	48.7
Loss on foreign currency exchange				(100.6)

Deferred tax assets – March 31, 2009	A$	502.7	1.4552	$345.5

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2009 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Income Tax Payable
A portion of the deferred income tax asset is applied against our income tax payable. At March 31, 2009 and 2008, this amount was $22.8 million and $20.4 million, respectively. During the year ended March 31, 2009, there was a $6.3 million unfavorable effect of foreign currency exchange.

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $2.2 million and $3.3 million at March 31, 2009 and 2008, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of $0.2 million at March 31, 2009 and a net liability of $0.1 million at March 31, 2008. During the year ended March 31, 2009, there was a $0.8 million favorable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2009, no short-term investments were purchased or sold.
The changes in the restricted cash and short-term investments of the AICF for the year ended March 31, 2009 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Restricted cash and cash equivalents and restricted short-term investments – March 31, 2008	A$	125.5	1.0903	$115.1
Asbestos claims paid (1)		(111.5)	1.2600	(88.5)
Payments received in accordance with Amended FFA (2)		114.7	1.0648	107.7
Interest payments received in accordance with Amended FFA (2)		3.3	1.4368	2.3
AICF operating costs paid – claims handling (1)		(3.3)	1.2600	(2.6)
AICF operating costs paid – non-claims handling (1)		(0.9)	1.2600	(0.7)
Insurance recoveries (1)		20.8	1.2600	16.5
Interest and investment income (1)		8.1	1.2600	6.4
Loss on investments (1)		(13.1)	1.2600	(10.4)
Other (1)		(0.5)	1.2600	(0.4)
Loss on foreign currency exchange				(47.1)

Restricted cash and cash equivalents and restricted short-term investments – March 31, 2009	A$	143.1	1.4552	$98.3

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The weighted average exchange rate for the actual exchange rates received on payment are used to convert the Australian dollar amount to U.S. dollars.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2009. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. We view the central estimate as the basis for recording the asbestos liability in our financial statements, which under U.S. GAAP, we consider the best estimate under SFAS No. 5, “Accounting for Contingencies.” Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.8 billion ($1.2 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.1 billion ($2.1 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2009 and to adjust for payments made to claimants during the year then ended.
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
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, we believe that we are likely to be able to partially recover losses from various insurance carriers. As of March 31, 2009, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion ($2.1 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$462.3 million ($317.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$83.5 million ($57.4 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, we have not netted the insurance receivable against the asbestos liability on our consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.2 billion ($0.8 billion) to A$2.6 billion ($1.8 billion) (undiscounted, but inflated, estimates of A$1.9 billion ($1.3 billion) to A$5.5 billion ($3.8 billion)), as of March 31, 2009. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions of the analysis is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015-2016, the discounted central estimate could increase by approximately 50%.
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

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended March 31,
	2009		2008		2007		2006(1)		2005
Number of open claims at beginning of period		523		490		564		712		687
Number of new claims		607		552		463		346		489
Number of closed claims		596		519		537		502		464
Number of open claims at end of period		534		523		490		556		712
Average settlement amount per settled claim	A$	190,638	A$	147,349	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per settled claim		$151,300		$128,096		$127,163		$114,318		$116,572
Average settlement amount per case closed	A$	168,248	A$	126,340	A$	128,723	A$	122,535	A$	136,536
Average settlement amount per case closed		$133,530		$109,832		$98,510		$92,229		$100,996

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.
Under the terms of the Amended FFA, we have obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (which we refer to as the Approved Actuary). Our future disclosures with respect to claims statistics are subject to us obtaining such information from the Approved Actuary. We have had no general right (and have not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, we will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
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
ASIC Proceedings
Judgment
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against us, a former related entity, JHIL (now ABN 60) and ten former directors and officers.

As against us, Justice Gzell found that:
•	we did not comply with section 1041E of Australia’s Corporations Act 2001 (Cth) (“Act”) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the ASX in June 2002 that referred to the creation and funding of the Foundation by ABN 60 in February 2001.

•	we did not comply with section 674(2) of the Act (continuous disclosure) in the period March 25 to June 30, 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against us in relation to statements made by our former CEO, Peter Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in late July 2009 in relation to exoneration and penalties, which may involve further evidence. Orders as to costs and penalties are expected to be entered at the conclusion of this process.
Appeal
We are considering our position regarding an appeal.
Indemnities
As noted previously, we have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our articles of association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defense costs of the ASIC proceedings. We have and may continue to incur costs under these indemnities which may be significant. In this respect, we have obligations, or have agreed, to advance funds in respect of defense costs and such advances have been and may continue to be made. Currently, a portion of the defense costs of former directors are being advanced by third parties, with us paying the balance. Based upon the information available to us presently, we expect this arrangement to continue. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is our policy to expense legal costs as incurred. We may also incur a liability to meet a proportion of ASIC’s costs of the ASIC proceedings.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that we could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs, as noted above. However, at this stage, we believe that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.
Chile Litigation
On April 24, 2009, a trial court in Santiago, Chile awarded damages in the equivalent of $13.4 million against FC Volcan, the former James Hardie Chilean entity, in civil litigation brought by Cementa in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against FC Volcan, alleging that it had engaged in predatory pricing by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fiber cement manufacturer in Chile, Quimel, also joined the proceedings.

As these actions existed prior to the sale of our Chilean business in July 2005, we had agreed to indemnify the buyer, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and we retained conduct of the defense of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the $13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing.
We denied and continue to deny the allegations of predatory pricing in Chile. We retained conduct of the appeal of the two civil damages matters. We intend to vigorously pursue all appellate and other alternatives as we do not concur with the decision of the trial court. We also intend to exercise our rights under the indemnification provisions, including any applicable conditions and limitations.
As of March 31, 2009, we believe that we have adequately provided for this contingency as required under SFAS No. 5.
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
In fiscal years 2009, 2008 and 2007, we recorded income tax benefit of $3.0 million, nil and $10.4 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.
We or one of our subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. We are no longer subject to U.S. federal examinations by the IRS for tax years prior to tax year 2007. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2007.
We currently derive significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for us on February 1, 2006. The amended treaty provides, among other things, requirements that we must meet for us to continue to qualify for treaty benefits and our effective income tax rate. During fiscal year 2006, we made changes to our organizational and operational structure to satisfy the requirements of the amended treaty and believe that we are in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the IRS determines that these changes do not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods.
IRS NOPA
On June 23, 2008, the IRS had issued us with a NOPA that concluded that we did not qualify for the U.S.-Netherlands Treaty LOB provision of the U.S.-Netherlands Treaty applying from early 2006 and that accordingly, we are not entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies for the calendar years 2006 and 2007. On April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB for certain payments from our United States subsidiaries to our Netherlands companies. This settlement outcome has had no impact on our results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge our qualification for benefits in later years.
We believe that it is more likely than not that we are in compliance and should continue qualifying for treaty benefits. Therefore, we believe that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the treaty benefits.
For further information, see Item 3, “Key Information — Risk Factors.”
ATO Settlement
As announced on December 12, 2008, we and the ATO reached an agreement that finalized tax audits being conducted by the ATO on our Australian income tax returns for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI (see below) for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended March 31, 2007. The agreed settlement, made without concessions or admissions of liability by either us or the ATO, required us to pay an amount of A$153.0 million ($101.6 million) in December 2008.
Amended Australian Taxation Office Assessment
In March 2006, RCI, our wholly owned subsidiary, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999.
On May 30, 2007, the ATO issued a Notice of Decision disallowing our objection to the amended assessment (which we refer to as Objection Decision). On July 11, 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s appeal is scheduled to take place no later than September 2009.
We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we believe that the requirements under FIN 48 for recording a liability have not been met and therefore we have not recorded any liability at March 31, 2009 for the amended assessment.
We expect that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, we have treated all payments in respect of the amended assessment that have been made up to March 31, 2009 as a deposit and it is our intention to treat any payments to be made at a later date as a deposit. As of March 31, 2009 and 2008, this deposit totaled A$252.5 million ($173.5 million) and A$224.4 million ($205.8 million – converted at the March 31, 2008 spot rate), respectively.
For further information, see Item 3, “Key Information — Risk Factors” and Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, included under Item 18.
Overview
We intend this discussion to provide information that will assist in understanding our March 31, 2009 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.
Our pre-tax results for fiscal years 2009 and 2008 were affected by favorable asbestos adjustments of $17.4 million and unfavorable asbestos adjustments of $240.1 million, respectively; impairment charges of nil and $71.0 million, respectively; AICF SG&A expenses of $0.7 million and $4.0 million, respectively; and ASIC expenses of $14.0 million and $5.5 million, respectively. Information regarding our asbestos-related matters and ASIC matters can be found in this discussion, Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Notes 11 and 13 to our consolidated financial statements in Item 18.
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
Our fiber cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.
Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavorable during fiscal year 2009, resulting in weaker residential construction activity.
Fiscal Year 2009 Key Results
Total net sales decreased 18% to $1,202.6 million in fiscal year 2009. We recorded an operating profit of $173.6 million in fiscal year 2009 compared to an operating loss of $36.6 million in fiscal year 2008, which was adversely affected by the unfavorable asbestos adjustment of $240.1 million. We reported income from continuing operations of $136.3 million in fiscal year 2009.
Our largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry. During fiscal year 2009, USA and Europe Fiber Cement net sales contributed approximately 77% of total net sales, and its operating income was the primary contributor to the total Company results. Net sales for our USA and Europe Fiber Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.
Operating income for our USA and Europe Fiber Cement segment decreased from fiscal year 2008 primarily due to reduced gross profit performance in the United States, which resulted from lower sales volume and higher average unit manufacturing costs.
During fiscal year 2009, Asia Pacific net sales contributed approximately 23% of total net sales. Net sales decreased due to unfavorable currency exchange rates movements in the Asia Pacific business’ currencies compared to the U.S. dollar. In local currency, Asia Pacific net sales was flat.
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
Accounting for Contingencies
We account for loss contingencies in accordance with SFAS No. 5 under which we accrue amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 4, “Information on the Company — Legal Proceedings” and Notes 11 and 13 to our consolidated financial statements in Item 18.
Accounting for the Amended FFA
Prior to March 31, 2007, our consolidated financial statements included an asbestos provision relating to our anticipated future payments to the AICF based on the terms of the Original Final Funding Agreement as announced on December 1, 2005 (which we refer to as the Original FFA).
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
For additional information regarding our asbestos liability, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 11 to our consolidated financial statements in Item 18.
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
Accounts Receivable
We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales. For additional information regarding our customer concentration, see Item 3, “Key Information — Risk Factors” and Note 17 to our consolidated financial statements in Item 18.
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

Accrued Warranty Reserve
We offer various warranties on our products, including a 50-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3, “Key Information — Risk Factors.”
Accounting for Income Tax
We account for income taxes according to FASB’s Statement No. 109, “Accounting for Income Taxes,” under which we compute our deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2009. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.
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
For additional information, see Item 3, “Key Information — Risk Factors” and Note 14 to our consolidated financial statements in Item 18.

Results of Operations
The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,
	2009		2008		2007
Net sales:
USA and Europe Fiber Cement (1)	$929.3	77.3%	$1,170.5	79.7%	$1,291.2	83.7%
Asia Pacific Fiber Cement	273.3	22.7	298.3	20.3	251.7	16.3

Total net sales	1,202.6	100.0	1,468.8	100.0	1,542.9	100.0
Cost of goods sold	(813.8)	(67.7)	(938.8)	(63.9)	(969.9)	(62.9)

Gross profit	388.8	32.3	530.0	36.1	573.0	37.1
Selling, general and administrative expenses	(208.8)	(17.4)	(228.2)	(15.5)	(214.6)	(13.9)
Research and development expenses	(23.8)	(2.0)	(27.3)	(1.9)	(25.9)	(1.7)
Impairment charges	—	—	(71.0)	(4.8)	—	—
SCI and other related expenses	—	—	—	—	(13.6)	(0.8)
Asbestos adjustments	17.4	1.5	(240.1)	(16.4)	(405.5)	(26.3)

Operating income (loss)	173.6	14.4	(36.6)	(2.5)	(86.6)	(5.6)
Interest expense	(11.2)	(0.9)	(11.1)	(0.7)	(12.0)	(0.8)
Interest income	8.2	0.7	12.2	0.8	5.5	0.4
Other expense	(14.8)	(1.3)	—	—	—	—

Income (loss) from continuing operations before income taxes	155.8	12.9	(35.5)	(2.4)	(93.1)	(6.0)
Income tax (expense) benefit	(19.5)	(1.6)	(36.1)	(2.5)	243.9	15.8

Income (loss) from continuing operations	$136.3	11.3%	$(71.6)	(4.9)%	$150.8	9.8%

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement includes all fiber cement manufactured in the United States and sold in the United States, Canada and Europe.

The segment also includes fiber reinforced concrete pipes manufactured and sold in the United States (through May 2008) and a roofing pilot plant in the United States (through April 2006). Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008. Our roofing pilot plant was closed and the business ceased operations in April 2006.

The following table provides a breakdown of our operating income (loss):

	Fiscal Years Ended March 31,
(In millions)	2009	2008	2007
USA and Europe Fiber Cement (1)	$199.3	$235.2	$353.1
Asia Pacific Fiber Cement	47.1	50.3	39.4
Research and Development	(18.9)	(18.1)	(17.1)

Total segment operating income	227.5	267.4	375.4
General Corporate (2)	(71.3)	(63.9)	(56.5)
Asbestos adjustments	17.4	(240.1)	(405.5)

Total operating income (loss)	$173.6	$(36.6)	$(86.6)

(1)	Fiscal year 2008 includes an asset impairment charge of $32.4 million related to the suspension of production at our Blandon, Pennsylvania plant; an asset impairment charge of $25.4 million related to the closure of our Plant City, Florida Hardie Pipe plant; and an asset impairment of $13.2 million related to buildings and machinery utilized to produce materials for our products. See Note 7 to our consolidated financial statements in Item 18.

(2)	Fiscal years 2009 and 2008 include $0.7 million and $4.0 million, respectively, of AICF Selling, general and administrative expenses.
Year Ended March 31, 2009 Compared to Year Ended March 31, 2008
Total Net Sales. Total net sales decreased 18% from $1,468.8 million in fiscal year 2008 to $1,202.6 million in fiscal year 2009. Net sales from USA and Europe Fiber Cement decreased 21% from $1,170.5 million in fiscal year 2008 to $929.3 million in fiscal year 2009 due to decreased sales volume, slightly offset by a higher average net sales price. Net sales from Asia Pacific Fiber Cement decreased 8% from $298.3 million in fiscal year 2008 to $273.3 million in fiscal year 2009 due to unfavorable currency exchange rate movements.
USA and Europe Fiber Cement Net Sales. Net sales decreased 21% from $1,170.5 million in fiscal year 2008 to $929.3 million in fiscal year 2009 due to decreased sales volume, slightly offset by a higher average net sales price. Sales volume decreased 22% from 1,951.2 mmsf in fiscal year 2008 to 1,526.6 mmsf in fiscal year 2009, primarily due to weaker demand for our products in the U.S. as a result of continuing weakness in housing construction activity and deteriorating economic conditions. Although housing affordability has increased, we believe that demand is being restricted by limited availability of mortgage credit for prospective home buyers and lack of consumer confidence. The average net sales price increased 2% from $600 per msf in fiscal year 2008 to $609 per msf in fiscal year 2009. As announced on May 22, 2008, we have closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in fiscal year 2009.
The USA and Europe Fiber Cement business recorded its seventh consecutive quarter where sales declined compared to the corresponding quarter in the previous year, reflecting the on-going deterioration in U.S. housing starts. The NAHB reported U.S. housing starts of a seasonally-adjusted annual rate for the quarter ended March 31, 2009 of 523,000 units, down 50% from the 1.053 million units for the corresponding quarter in fiscal year 2008.
The decline in top-line performance was due to reduced exterior and interior product volumes, as product demand was lower in all regions. Lower SG&A costs and a higher average selling price partially offset lower volumes and the higher unit cost of sales due to product mix and material costs. The business continues to focus on its three main strategic initiatives of primary demand growth, product mix shift and zero to landfill, and progress is being made on these initiatives despite softening market demand.
Our differentiated ColorPlus® range of products continues to contribute to primary demand growth. Our initial focus on the ColorPlus range of products against vinyl siding manufacturers in the northern region of the United States has now been expanded to the western and southern regions of the United States with both areas posting moderate gains in ColorPlus penetration rate compared to fiscal year 2008.

Our growth strategy is complemented by accessories (particularly XLDTM trim, HLDTM trim and soffit) which provide a suite of exterior products for a “full wrap” solution to builders and remodelers. The strategy is further supported by positioning our interior backer products as a wet area wall solution, including G2 1/2” backer as the pre-eminent wet area solution and featuring MoldblockTM Technology on both 1/4 and 1/2” products. HardiZone exterior products are currently being launched in the U.S. These products are engineered for specific climate conditions utilizing our seventh generation product technology.
Asia Pacific Fiber Cement Net Sales. Net sales decreased 8% from $298.3 million in fiscal year 2008 to $273.3 million in fiscal year 2009 due to a 6% decrease in the average net sales price and a 2% decrease in sales volume. Unfavorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar accounted for an 8% decrease in net sales in U.S. dollars.  In Australian dollars, net sales were flat due to a 2% increase in average net sales price, offset by a 2% decrease in sales volume.
In Australia, the Scyon™ product range continues to build momentum with fiscal year 2009 sales volumes up 47% compared to fiscal year 2008. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in fiscal year 2008. Growth has been particularly strong for Scyon Stria™ cladding and Scyon Secura™ external flooring released during fiscal year 2009. An increased share of the residential market was achieved by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports. For fiscal year 2009, the Australian Bureau of Statistics reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals for fiscal year 2008. Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008. While some cost improvements have been achieved, these have been largely offset by increases in some input costs resulting from a depreciating Australian dollar and from lower production volumes and higher utility costs. In New Zealand, residential construction continues to decline, with total residential approvals for fiscal year 2009 down 34% to 16,200 units compared to fiscal year 2008. The New Zealand business continued to out-perform the market by growing sales of its differentiated range of products, including LineaTM weatherboards, the HorizonTM wall lining and HomeRABTM preclad lining which was launched during fiscal year 2009. Sales of these differentiated products now account for almost half of sales volume. The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow down and pricing pressures stemming from Asian currencies’ depreciation against the U.S. dollar. The Philippines business continues to seek avenues for volume growth and to establish a lower cost base.
Gross Profit. Gross profit decreased 27% from $530.0 million in fiscal year 2008 to $388.8 million in fiscal year 2009. The gross profit margin decreased 3.8 percentage points from 36.1% in fiscal year 2008 to 32.3% in fiscal year 2009.
USA and Europe Fiber Cement gross profit decreased 29% compared to fiscal year 2008 due to lower sales volume and higher average unit costs. The gross profit margin of our USA and Europe Fiber Cement business decreased 4.1 percentage points in fiscal year 2009.
Asia Pacific Fiber Cement gross profit decreased 15% compared to fiscal year 2008. Unfavorable currency exchange rate movements in the Asia Pacific business’ currencies compared to the U.S. dollar accounted for 8% of this decrease while the underlying Australian dollar business results accounted for the remaining 7% decrease. The gross profit margin of our Asia Pacific Fiber Cement business decreased 2.0 percentage points in fiscal year 2009. In Australian dollars, gross profit decreased 7% in fiscal year 2009 primarily due to reduced gross profit performance in New Zealand driven by lower sales volumes.
Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 9% from $228.2 million in fiscal year 2008 to $208.8 million in fiscal year 2009, primarily due to lower SG&A spending in our USA and Europe Fiber Cement and Asia Pacific Fiber Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expense increased 1.9 percentage points to 17.4% in fiscal year 2009. For fiscal year 2009, SG&A expenses include non-claims handling related operating expenses of the AICF of $0.7 million.

ASIC Proceedings
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of New South Wales against us, a former related entity JHIL, now ABN 60, and ten former directors and officers.
As against us, Justice Gzell found that:
•	we did not comply with section 1041E of Australia’s Corporations Act 2001 (Cth) (“Act”) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the ASX in June 2002 that referred to the creation and funding of the Foundation by ABN 60 in February 2001, and

•	we did not comply with section 674(2) of the Act (continuous disclosure) in the period March 25 to June 30, 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against us in relation to statements made by our former CEO, Mr. Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in late July 2009 in relation to exoneration and penalties, which may involve further evidence. Orders as to costs and penalties are expected to be entered at the conclusion of this process.
ASIC expenses are included in SG&A expenses. For fiscal years 2009 and 2008, we incurred legal costs related to the ASIC proceedings of $14.0 million and $5.5 million, respectively. Our net costs in relation to the ASIC proceedings from February 2007 to March 31, 2009 total $19.7 million.
See Note 13 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”
Chile Litigation
On April 24, 2009 a trial court in Santiago, Chile awarded damages in the equivalent of $13.4 million against FC Volcan, the former James Hardie Chilean entity, in civil litigation brought by Cementa in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against FC Volcan, alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fiber cement manufacturer in Chile, Quimel, also joined the proceedings.
As these actions existed prior to the sale of our Chilean business in July 2005, we have agreed to indemnify the buyer, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and we retained conduct of the defense of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the $13.4 million damages award, which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007, claiming that it had suffered damages, allegedly as a result of predatory pricing.
We denied and continue to deny the allegations of predatory pricing in Chile. We retained conduct of the appeal of the two civil damages matters. We intend to vigorously pursue all appellate and other alternatives as we do not concur with the decision of the trial court. We also intend to exercise our rights under the indemnification provisions, including applicable conditions and limitations.
As of March 31, 2009, we believe that we have adequately provided for this contingency as required under SFAS No. 5.
See Note 13 to our consolidated financial statements in Item 18.
Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 20% lower at $14.4 million in fiscal year 2009 compared to fiscal year 2008. Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs were 1% higher at $9.4 million in fiscal year 2009.
Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on November 21, 2006 and approved by our security holders on February 7, 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our consolidated balance sheets in U.S. dollars is subject to adjustment, with a corresponding effect on our consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. We receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2009.
The asbestos adjustments for the fiscal years ended March 31, 2009 and 2008 are as follows:

	Fiscal Years Ended March 31,
(In millions)	2009	2008
Change in estimates	$(162.3)	$(152.9)
Effect of foreign exchange movements	179.7	(87.2)

Asbestos adjustments	$(17.4)	$(240.1)

Operating Income (Loss). Operating income improved from a loss of $36.6 million in fiscal year 2008 to income of $173.6 million in fiscal year 2009. Operating income in fiscal year 2009 includes net favorable asbestos adjustments of $17.4 million and AICF SG&A expenses of $0.7 million. In fiscal year 2008, operating loss includes net unfavorable asbestos adjustments of $240.1 million and AICF SG&A expenses of $4.0 million.
USA and Europe Fiber Cement operating income decreased 15% from $235.2 million in fiscal year 2008 to $199.3 million in fiscal year 2009, primarily due to reduced gross profit performance in the U.S., which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. As discussed above, fiscal year 2008 includes impairment charges of $71.0 million. The operating income margin in fiscal year 2009 increased by 1.3 percentage points to 21.4%.
Asia Pacific Fiber Cement operating income decreased 6% from $50.3 million in fiscal year 2008 to $47.1 million in fiscal year 2009. The unfavorable currency exchange rate movements in the Asia Pacific business’ currencies compared to the U.S. dollar accounted for a 10% decrease, partially offset by a 4% increase in the underlying Australian dollar business results. In Australian dollars, Asia Pacific Fiber Cement operating income for fiscal year 2009 increased 4% due to decreased SG&A expenses, partially offset by lower gross margin performance. The operating income margin was 0.3 percentage points higher at 17.2% for fiscal year 2009.
General Corporate Costs. General corporate costs increased by $7.4 million from $63.9 million in fiscal year 2008 to $71.3 million in fiscal year 2009. The increase was primarily due to higher costs associated with the ASIC proceedings and additional legal provisions, partially offset by reduced general corporate cost spending as management continues to focus on cost reductions.

Net Interest (Expense) Income. Net interest moved from income of $1.1 million in fiscal year 2008 to an expense of $3.0 million in fiscal year 2009. The movement was primarily due to higher interest expense due to higher average debt and reduced interest income earned by the AICF due to lower average investment and cash balances held.
Other Expense. As disclosed in Note 2 of our consolidated financial statements in Item 18, we are required to consolidate the AICF and to present the AICF’s results in compliance with U.S. GAAP. Specifically as it relates to the treatment of unrealized losses on investments, we must assess whether an investment is other-than-temporarily impaired.
The AICF invested a portion of the initial funding contribution from us in February 2007, by acquiring units in managed funds. During the year ended March 31, 2009 and 2008, the units decreased in value A$13.1 million ($10.4 million) and A$5.1 million ($4.4 million), respectively. None of the units have been sold, and thus from a commercial perspective the impairment in value remains unrealized.
At March 31, 2008, we recorded the A$5.1 million ($4.4 million) decrease in investment value as unrealized under U.S. GAAP and thus did not take a charge to the Consolidated Statement of Operations, but rather recorded the loss in equity as a component of other comprehensive income. At March 31, 2008, we did not consider the investments to be other-than-temporarily impaired. However, at March 31, 2009, we determined that the decrease in the investment value totaling A$18.2 million ($14.8 million) was other-than-temporary and as prescribed by U.S. GAAP recorded this decrease in investment value as a charge to the Consolidated Statement of Operations in the line item Other Expense.
Income Tax Expense. Income tax expense decreased from $36.1 million in fiscal year 2008 to $19.5 million in fiscal year 2009. Income tax expense in fiscal year 2009 includes a tax benefit related to asbestos adjustments of $48.7 million and unfavorable tax adjustments of $7.2 million related to FIN 48 adjustments. Income tax expense in fiscal year 2008 includes a tax benefit related to asbestos adjustments of $45.8 million; a tax benefit related to asset impairments of $27.6 million; and unfavorable tax adjustments of $5.8 million related to FIN 48 adjustments
Net Income (Loss). Net income (loss) moved from a net loss of $71.6 million in fiscal year 2008 to net income of $136.3 million in fiscal year 2009. Net income in fiscal year 2009 includes favorable asbestos adjustments of $17.4 million; loss on AICF investments of $14.8 million; a tax benefit related to asbestos adjustments of $48.7 million; ASIC expenses of $14.0 million ($10.4 million, after tax); and unfavorable tax adjustments of $7.2 million related to FIN 48 adjustments. Net loss in fiscal year 2008 includes unfavorable asbestos adjustments of $240.1 million; a tax benefit related to asbestos adjustments of $45.8 million; ASIC expenses of $5.5 million ($4.1 million, after tax); unfavorable tax adjustments of $5.8 million related to FIN 48 adjustments; and impairment charges of $71.0 million ($44.6 million, after tax).
Year Ended March 31, 2008 Compared to Year Ended March 31, 2007
Total Net Sales. Total net sales decreased 5% from $1,542.9 million in fiscal year 2007 to $1,468.8 million in fiscal year 2008. Net sales from USA and Europe Fiber Cement decreased 9% from $1,291.2 million in fiscal year 2007 to $1,170.5 million in fiscal year 2008 due to reduced sales volume, partially offset by a higher average net sales price. Net sales from Asia Pacific Fiber Cement increased 19% from $251.7 million in fiscal year 2007 to $298.3 million in fiscal year 2008 due to favorable currency exchange rates, increased sales volumes and a higher average net sales price.
USA and Europe Fiber Cement Net Sales. Net sales decreased 9% from $1,291.2 million in fiscal year 2007 to $1,170.5 million in fiscal year 2008 due to decreased sales volume, partially offset by a higher average net sales price. Sales volume decreased 12% from 2,216.2 mmsf in fiscal year 2007 to 1,951.2 mmsf in fiscal year 2008, as the decline in housing construction activity and deteriorating economic conditions led to weaker demand for our products. The average net sales price increased 3% from $583 per msf in fiscal year 2007 to $600 per msf in fiscal year 2008 due to price increases and a shift in the product mix.
Despite improved housing affordability as a result of further interest rate cuts, the housing market in the United States continued to deteriorate during fiscal year 2008 as weaker consumer confidence, tighter lending standards and falling housing prices weighed heavily on demand for new homes. In the United States, housing construction starts for fiscal year 2008 were at near record lows as builders again attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more existing homes on the market.
Artisan® Lap, the business’ new premium exterior product launched in Atlanta last September, is continuing to be well received by architects, developers and builders who work in the custom home segment of the market. Artisan® Lap has now been launched in regions of the Western and Southern Divisions of the United States.
Repair and remodelling activity in the United States has not been affected to the same extent as the new construction segment of the housing market, however some weakness in repair and remodelling activity has led to sales of our interior products being slightly lower in fiscal year 2008 compared to fiscal year 2007.
The overall rate of market penetration in the United Stated slowed during fiscal year 2008 and the business did not buffer the impact of the downturn in housing construction activity to the extent expected. The usual seasonal pickup in demand that was expected during the latter part of the fourth quarter of fiscal year 2008 did not occur and this led to inventory levels for the business at the end of the fiscal year 2008 being higher than expected.
Although the fiber cement business in the United States is continuing to perform well at the operating income line relative to other participants in the housing sector, the business has shifted its focus for the next fiscal year to increase margins. We believe that this shift in focus will not result in funding cuts for key growth initiatives.
For fiscal year 2008, market penetration in the interior and exterior product categories and an increase in the average net sales price helped to partly offset the unfavorable impact of significantly weaker housing construction activity in the United States.
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
USA and Europe Fiber Cement gross profit decreased 12% compared to fiscal year 2007 due to lower sales volumes, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin decreased 1.2 percentage points in fiscal year 2008.
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
Selling, General and Administrative (SG&A) Expenses. SG&A expenses increased 6% from $214.6 million in fiscal year 2007 to $228.2 million in fiscal year 2008, primarily due to higher warranty provisions relating to non-U.S. activities, costs associated with the ASIC proceedings, non-claims handling related operating expenses of the AICF and the impact of the unfavorable currency exchange rates of the Asia Pacific business’ currencies compared to the U.S. dollar. These increases were partially offset by improved SG&A performance of the USA and Europe Fiber Cement segment. As a percentage of sales, SG&A expense increased 1.6 percentage points to 15.5% in fiscal year 2008. SG&A expenses in fiscal year 2008 include non-claims handling related operating expenses of the AICF of $4.0 million.
ASIC Proceedings
See “Year Ended March 31, 2009 compared to Year Ended March 31, 2008” above for discussion of the ASIC proceedings.
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
Impairment Charges. The downturn in U.S. construction activity has prompted us to review the carrying value of certain long-lived assets. As a result of these reviews, impairment charges of $71.0 million have been taken in fiscal year 2008.
On October 31, 2007, we announced plans to suspend production at our Blandon, Pennsylvania plant in the United States. We recorded an asset impairment of $32.4 million in fiscal year 2008 in our USA and Europe Fiber Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by us. Since the date of the announcement through March 31, 2008, we have incurred $1.4 million of closure costs. These closure costs are not included in the impairment charge of $32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.
On May 22, 2008, we announced plans to cease production at our Plant City, Florida Hardie Pipe manufacturing facility in the United States. As a result, we recorded an asset impairment of $25.4 million in fiscal year 2008 in our USA and Europe Fiber Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
We recorded an asset impairment of $13.2 million in fiscal year 2008 related to buildings and machinery utilized to produce materials for our products. This impairment charge was recorded in our USA and Europe Fiber Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.

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
USA and Europe Fiber Cement operating income decreased 33% from $353.1 million in fiscal year 2007 to $235.2 million in fiscal year 2008, primarily due to impairment charges, lower volume and higher freight costs, partially offset by lower SG&A spending. The operating income margin in fiscal year 2008 was lower by 7.2 percentage points at 20.1%.
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
Impact of Recent Accounting Pronouncements
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (which we refer to as SFAS No. 141R), which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for us for business combinations for which the acquisition date is on or after April 1, 2009. The adoption of SFAS No 141R will not have a material impact on our financial statements unless acquisitions are made.
Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (which we refer to as SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for us on April 1, 2009. The adoption of SFAS No. 160 is not expected to have a material impact on our financial statements.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (which we refer to as SFAS No. 161). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for us on April 1, 2009. The adoption of SFAS No. 161 is not expected to have a material impact on our financial statements.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (which we refer to as SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS 162 is not expected to have a material impact on our financial statements.
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
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from existing cash, unutilized committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, we had cash and cash equivalents of $42.4 million as of March 31, 2009. At that date, we also had credit facilities totaling $498.3 million, of which $324.0 million was drawn. The credit facilities are all uncollateralized and consist of the following:

	At March 31, 2009
	Effective		Principal
Description	Interest Rate	Total Facility	Drawn
		(In millions)
US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$68.3	$43.3
US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0
US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

At March 31, 2009 we had net debt of $281.6 million, compared with net debt of $229.1 million at March 31, 2008.
Our credit facilities as of March 31, 2009 consist of 364-day facilities in the amount of $68.3 million and $50.0 million, which as of March 31, 2009, mature in June 2009 and November 2009, respectively. We are aware that

$51.6 million of the $68.3 million facilities, maturing in June 2009, will not be extended. The remaining $16.7 million of these credit facilities has been extended to June 2010.
We also have term facilities in the amount of $245.0 million, $45.0 million and $90.0 million, which mature in June 2010, February 2011 and February 2013, respectively.
The weighted average remaining term of the total credit facilities, $498.3 million, at March 31, 2009 was 1.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (which we refer to as LIBOR) plus the margins of individual lenders and is payable at the end of each draw-down period. During fiscal year 2009, we paid $0.9 million in commitment fees. As of March 31, 2009, $324.0 million was drawn under the combined facilities and $174.3 million was available.
In March 2006, RCI received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million ($252.9 million).
During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million – converted at the March 31, 2007 spot rate) and provide a guarantee from JHI NV in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. We also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2009, we have paid A$108.7 million ($74.7 million) of GIC to the ATO. This amount includes GIC of A$76.7 million ($52.7 million) paid as part of the payment of A$184.0 million ($148.4 million – converted at the March 31, 2007 spot rate) towards the amended assessment in fiscal year 2007. On April 15, 2009, we paid an additional amount of A$2.7 million ($1.9 million) in GIC related to the quarter ended March 31, 2009.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. We believe that RCI’s view on its tax position will ultimately prevail in this matter. As a result, we have treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of March 31, 2009 as a deposit. It is our intention to treat any payments to be made at a later date and accrued interest receivable as a deposit. We expect that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of March 31, 2009, we had not recorded any liability for the amended assessment as we believe the requirements under FIN 48 for recording a liability have not been met. For more information, see Note 14 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”
If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet our future cash flow requirements.
At March 31, 2009, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the Amended FFA.
Cash Flow — Year Ended March 31, 2009 compared to Year ended March 31, 2008
Net operating cash moved from a cash inflow of $319.3 million in fiscal year 2008 to a cash outflow of $45.2 million in fiscal year 2009, primarily due to the ATO settlement payment of $101.6 million, the quarterly installment payments to the AICF totaling $110.0 million and the reduced contribution from the USA and Europe Fiber Cement business. See Note 14 to our notes to our consolidated financial statements included in Item 18 for more information on the ATO settlement payment.
Net cash used in investing activities decreased from $38.5 million in fiscal year 2008 to $26.1 million in fiscal year 2009 as capital expenditures were reduced.
Net financing cash moved from a cash outflow of $254.4 million in fiscal year 2008 to a cash inflow of $25.0 million in fiscal year 2009 primarily due to treasury stock purchases of $208.0 million in fiscal year 2008, which was nil in fiscal year 2009 and a decrease in dividends paid from $126.2 million in fiscal year 2008 to $34.6 million in fiscal year 2009.
Capital Requirements and Resources
Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended March 31, 2009, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We expect to use cash primarily generated from our operations to fund capital expenditures and working capital. During fiscal year 2010, we expect to spend approximately $30 million to $50 million on capital expenditures, including facility upgrades and capital to implement new fiber cement technologies. We plan to fund any cash flow shortfalls that we may experience due to payments related to the Amended FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of $42.4 million at March 31, 2009, and cash that we anticipate will be available to us under credit facilities.
Under the terms of the Amended FFA, we are required to fund the AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including our free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). Under the terms of the Amended FFA, we are not required to make a contribution to the AICF in fiscal year 2010. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
We anticipate that our cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $42.4 million at March 31, 2009, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
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
In May 2007, we announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, we announced that our Board decided to omit the interim dividend for the current fiscal year and that we would continue to review our dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. Having undertaken a further review of our dividend policy, our Board decided to omit the year-end dividend to conserve capital. Until market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, we anticipate that dividends will continue to be suspended in order to conserve capital.
We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current U.S. forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements. See Item 3, “Key Information — Risk Factors.”
Pulp and cement are primary ingredients in our fiber cement formulation, which have been subject to price volatility, affecting our working capital requirements. See Item 3, “Key Information — Risk Factors.” Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which based on information we receive from RISI and other sources are predicted to remain low but increase moderately in the later part of fiscal year 2010. To minimize additional working capital requirements caused by rising pulp prices, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
We expect our average price for cement to remain relatively flat compared to fiscal year 2009. We continue to look for opportunities to negotiate lower prices with our cement suppliers in some markets and continue to evaluate opportunities to increase our supplier base.
Freight costs increased in fiscal year 2009 due to high fuel rates and shifts in product mix. Based on data from the Energy Information Administration, we expect freight costs in fiscal year 2010 to decrease based on lower fuel costs and a more efficient supply chain.
The collective impact of the foregoing factors, and other factors, including those identified in Item 3, “Key Information — Risk Factors,” may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we may decide that it is necessary to continue to suspend dividend payments, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.
Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2009, 2008 and 2007 were $26.1 million, $38.5 million and $92.1 million, respectively. The capital expenditures were primarily used to create new fiber cement technologies.

Significant capital expenditures in fiscal year 2009 included expenditures related to a new finishing capability on an existing product line. Significant capital expenditures in fiscal year 2008 included (i) expenditures related to a new finishing capability on a new product line and (ii) expenditures related to the implementation of our new ERP software system. Significant capital expenditures in fiscal year 2007 included (i) the completion of construction on the second line at our new Pulaski, Virginia plant and (ii) the completion of construction of, and commencement of production on new ColorPlus® product lines at our Reno, Nevada and Pulaski, Virginia plants. See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”
Contractual Obligations
The following table summarizes our contractual obligations at March 31, 2009:

	Payments Due
		During Fiscal Year Ending March 31,
(In millions)	Total	2010		2011 to 2012		2013 to 2014		Thereafter
Asbestos Liability (1)	$1,284.5	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	230.7		—		230.7		—		—
Operating Leases	96.8		14.0		23.2		20.7		38.9
Purchase Obligations (2)	0.6		0.6		—		—		—

Total	$1,612.6		$14.6		$253.9		$20.7		$38.9

(1)	The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 11 of our consolidated financial statements in Item 18 for further information regarding our future obligations under the Amended FFA.

(2)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
The table above excludes $12.3 million of uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement. See note 14 to our consolidated financial statements in Item 18.
See Notes 9 and 13 to our consolidated financial statements in Item 18 for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of March 31, 2009 and 2008, we did not have any material off-balance sheet arrangements.
Inflation
We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2009, 2008 or 2007.
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
Research and Development
For fiscal years 2009, 2008 and 2007, our expenses for research and development were $23.8 million, $27.3 million and $25.9 million, respectively.
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
Outlook
In its January 2009 issue of The National Outlook, the NAHB baseline housing forecast shows large declines for new-home sales and housing starts for 2009 as a whole, with production coming in at the lowest level of the entire post-World War II period. However, the NAHB expects housing activity to stabilize around the middle of the calendar year, at least in the single-family sector, followed by a relatively slow recovery process later this year and in 2010 as a remaining supply overhang and serious constraints on credit for housing production drag out the long climb back to demographically-based trend levels of housing starts.
The outlook for the U.S. residential repair and remodel market is also unclear, but is expected to weaken affected by a fall in housing values and subsequent reduction in owners’ equity. The repair and remodel sector is now estimated to represent more than 50% of our U.S. business.
Housing starts in Australia are expected to continue to fall in 2009-2010. Activity in medium density dwellings and renovations may provide some growth and may partially offset the overall housing market decline.
Residential housing consents in New Zealand are at a 25-year low and the commercial market, while more buoyant, is showing signs of weakening, although we are achieving good penetration with differentiated products. Housing affordability is expected to remain under pressure with increased building costs. Fiscal year 2010 is expected to see sales demand continue below last year’s levels, although this may be partially offset partially by the release of new products.
The Philippines economy is expected to slow and the currency to weaken in the face of global economic conditions. Strong competition is expected to continue in the domestic market place and competitive pricing practices will continue to challenge our existing export markets.
Changes in our asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in Item 3, “Key Information – Forward Looking Statements,” may have a material impact on our consolidated financial statements.
Item 6. Directors, Senior Management and Employees
Board Practices and Senior Management
Board Structure
Three Boards
We currently have a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board (which we refer to collectively as the Boards).

The Joint Board is comprised of all non-executive directors and our Chief Executive Officer and is therefore the equivalent of a full board of directors of a company in the United States.
The responsibilities of our Boards and Board Committees are formalized in charters and our Articles of Association, which reserve certain matters to one or more Boards and/or Board Committees. This division of duties facilitates the Supervisory and Joint Boards providing strategic guidance to the Managing Board as well as providing appropriate supervision of the Managing Board’s activities. Apart from the matters specifically reserved to the Joint or Supervisory Boards or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage us. During fiscal year 2009, the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.
In discharging its duties, each Board aims to take into account our interests, our enterprise (including the interests of our employees), our shareholders, other stakeholders and all other parties involved in or with us.
Supervisory Board
The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at a General Meeting, or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at a General Meeting.
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
Managing Board
The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at a General Meeting. The Supervisory Board may appoint interim members to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.
The Supervisory Board appoints one Managing Board director as its Chairman and one member as its Chief Executive Officer. The Supervisory Board has appointed our current Chief Executive Officer to chair the Managing Board, thereby filling both roles.
Managing Board directors may be dismissed by our shareholders at a General Meeting and may be suspended at any time by the Supervisory Board.
The Managing Board is accountable to the Supervisory Board, the Joint Board and to our shareholders for the performance of its duties, and is responsible for our day-to-day management, including:

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
The Joint Board is allocated specific tasks under the Articles of Association, but is primarily a forum for communication between the Managing Board and Supervisory Board. It is responsible for:
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
The core responsibility of the Joint Board is to oversee the general course of our affairs by exercising business judgment in our and our stakeholders’ best interests.
Operation of the Boards
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
Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Boards during fiscal year 2009.
In response to the increasing possibility of the Proposal being recommended by the Boards to our shareholders, the Supervisory Board, together with the Nominating and Governance Committee, considered the desired profile of the Boards, including the right number, mix of skills, qualifications, experience, expertise and geographic location of our Directors, to maximize the effectiveness of the Boards prior to, during and after each stage of the Proposal’s approval by our shareholders and implementation. The Supervisory Board resolved to consider appointing additional directors to our Board if the Proposal is approved by our shareholders and implemented.
Retirement and Tenure Policy
We currently adopt the recommendation of the Dutch Corporate Governance Code (which we refer to as the Dutch Code) limiting tenure of Supervisory Board directors to 12 years, unless the Supervisory Board determines that it would be in our best interests for a director to serve longer than this period. None of our current Supervisory Board directors has served for more than 12 years. There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.
Board Evaluation
The Nominating and Governance Committee supervises the Supervisory Board evaluation process and makes recommendations to the Supervisory Board.
During fiscal year 2009, a purpose-designed survey was used to assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. The Joint and Supervisory Boards also engaged an external facilitator during fiscal year 2009 to assist in the Board evaluation process and provide an outside perspective on the Boards’ effectiveness.
The Nominating and Governance Committee and the Supervisory Board discuss annually, without Managing Board directors present, the performance of the Chief Executive Officer, the other Managing Board directors and the Managing Board as a corporate body, and the Chairman provides that feedback to the Chief Executive Officer. The Chief Executive Officer uses the feedback as part of an annual review of the other Managing Board directors.
Director Re-election
No director (other than the Chief Executive Officer) shall hold office for a continuous period of more than three years, or past the end of the third Annual General Meeting (which we refer to as AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.
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
Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the Principles and Recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.
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
The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:
•	Mr. Donald McGauchie was for all of fiscal year 2009 Chairman of Telstra, Australia’s largest telecommunications company, from whom we purchase communications services;

•	Mr. Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any of our products directly from us, although it does buy our products through our customers; and

•	Mr. Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to us. In each case those entities were providing these services to us prior to Mr. van der Meer becoming a Supervisory Board director.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to us or any of the companies listed above. Each of these relationships existed and was disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.
Orientation
We have an orientation program for new directors, which was reviewed and updated during fiscal year 2009. The program includes an overview of our governance arrangements and directors’ duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on our risk management and control framework, financial results and key risks and issues, and meeting other Supervisory Board directors, the Chief Executive Officer and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment.

Board Continuing Development
We operate within a complex industry, geographical and regulatory framework. We regularly schedules time at physical Joint and Supervisory Board meetings to develop the Supervisory Board’s understanding of our operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Supervisory Board’s continuing development.
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
The Chairman co-ordinates the Supervisory Board’s duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:
•	provides leadership to the Joint and Supervisory Boards;

•	chairs Joint and Supervisory Board and shareholder meetings;

•	facilitates Joint and Supervisory Board discussion; and

•	monitors, evaluates and assesses the performance of our Boards and Board Committees; and

•	attends meetings of all Board Committees on an informal ex-officio basis.
The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the Chief Executive Officer, other than in exceptional circumstances and/or for a short period of time.
The current Chairman is Mr. Michael Hammes and the current Deputy Chairman is Mr. McGauchie.
Indemnification
Our Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, or, who at our request has become a director, officer or agent of another entity or a trust, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.
We and some of our subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are our or our subsidiaries’ officers or directors. The indemnities provided are consistent with the Articles of Association and relevant laws.

Evaluation of Management
At least once a year, the Chief Executive Officer, Remuneration Committee and Supervisory Board review the performance of each member of our senior leadership team (which we refer to as the Senior Leadership Team) against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The Chief Executive Officer uses this feedback to assist him in the annual review of the Senior Leadership Team. This process was followed during fiscal year 2009.
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
Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman.
The Supervisory Board also receives and reviews the minutes of each Managing Board meeting.
Board Committees
The Board Committees are generally committees of the Supervisory Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.
The Supervisory Board may also form ad hoc committees from time to time. During fiscal year 2009, the Supervisory Board formed the Due Diligence Committee (see below) to review management’s progress in developing a proposal to move our domicile from The Netherlands.
Audit Committee
The Audit Committee oversees the adequacy and effectiveness of our accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the external and internal auditor.
Currently, the members of the Audit Committee are Mr. Anderson (Chairman), Mr. David Harrison and Mr. James Osborne. Mr. James Loudon and Mrs. Catherine Walter were members of the Audit Committee until they ceased to be Supervisory Board directors on August 22, 2008 and March 13, 2009, respectively.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Messrs. Anderson and Harrison are “audit committee financial experts.”
Under the NYSE listing standards that apply to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although we are not bound by this provision, we follow it voluntarily. Mr. Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that this simultaneous service does not impair his ability to effectively serve on our Audit Committee.
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
Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
•	identifying individuals qualified to become Managing Board or Supervisory Board directors;

•	recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at the AGM);

•	overseeing the evaluation of the Supervisory and Managing Boards and senior management;

•	assessing the independence of each Supervisory Board director;

•	conducting the Annual Information Meeting (which we refer to as AIM) and AGM; and

•	performing a leadership role in shaping our corporate governance policies.
The current members of the Nominating and Governance Committee are Mr. McGauchie (Chairman), Mr. van der Meer and Mr. Harrison. Mr. David Andrews was a member of the Nominating and Governance Committee throughout fiscal year 2009, until he ceased to be a Supervisory Board director on February 10, 2009.
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
Members of the Remuneration Committee must qualify as “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and “outside directors” for the purposes of Section 162(m) of the U.S. Internal Revenue Code.
The current members of the Remuneration Committee are Mr. Harrison (Chairman), Mr. Anderson and Mr. McGauchie. Mr. Andrews was Chairman of the Remuneration Committee until he ceased to be a Supervisory Board director on February 10, 2009.
Due Diligence Committee
During fiscal year 2009, the Supervisory Board formed the Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of our management. This committee was formed to assist the Boards with reviewing and considering alternative proposals to move our domicile by:
•	co-ordinating and overseeing implementation of the due diligence process; and

•	reporting back to the Boards regarding the conduct of this process.
The purpose of the diligence process has been to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (which we refer to as Meeting Materials) prepared in connection with the proposal to move our domicile are accurate and complete in all material respects and contain all required information.
The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Managing and Supervisory Boards on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Proposal be submitted to the Boards for endorsement.
The Supervisory Board members of the Due Diligence Committee are Mr. Anderson (Chairman), Mr. Hammes and Mr. Osborne. Mr. Andrews was a member of the Due Diligence Committee until he ceased to be a Supervisory Board director on February 10, 2009.
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
The Managing Board is responsible for ensuring we comply with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the Vice President Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of our normal financial reporting calendar. For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed our disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2009.
Share Trading
All of our employees and directors are subject to our Insider Trading Policy. Our employees and directors may only buy or sell our securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Supervisory Board for this purpose, provided they are not in possession of price sensitive information.
There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from our compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for short-swing profit. Our employees who are not designated employees may hedge vested options or shares, provided they notify us.
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
The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.
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
Risk management does not involve avoiding all risks. Our risk management policies seek to strike a balance between ensuring that we continue to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.
Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls we adopted for oversight and management of material business risks are:
•	quarterly reporting to the Audit Committee of the Risk Management Committee’s assessment of the key strategic, operations, reporting and compliance risks we face, the Risk Committee’s assessment of the level of risk and the processes implemented to manage each of these key risks over the upcoming 12 months;

•	an Enterprise Risk Management process, which involves developing contingency plans for the key risks we face and our assumptions in our three year strategic plans and beyond;

•	a planning process involving the preparation of three-year strategic plans and a rolling 12 month forecast;

•	annual budgeting and monthly reporting to monitor performance;

•	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

•	increased monitoring of our liquidity and status of renewals of finance facilities;

•	maintaining an appropriate insurance program;

•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

•	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

•	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
One other example of our approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the development of our proposal to move our domicile from The Netherlands.
During fiscal year 2009, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review by the Director of Internal Audit of our current risk management practices, how they compare with best practices and the steps proposed by management to continue cultivating our risk management culture.
Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks we face, is the primary management forum for risk assessment and risk management. This role is more formally documented in our Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports quarterly to both the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks we face. The Risk Management Committee also oversees our Enterprise Risk Management process.
Internal Audit
The Director of Internal Audit heads the internal audit department. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Supervisory Board in executive sessions.
External Audit
The external auditor reviews each quarterly and half–year results announcement and audits the full year results.
The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.
The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprising our senior finance, accounting, compliance, legal, tax, treasury and investor relations executives, which meets with the Managing Board prior to the Supervisory Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the Managing Board to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
Shareholders’ Participation
Listing Information
We are a public limited liability company (naamloze vennootschap) incorporated under Dutch law. Our securities trade as CUFS on the ASX and as ADSs on the NYSE.
Annual Information Meeting
Recognizing that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.
We distribute with the Notice of Meetings (for the AIM and the AGM) a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.
For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website at www.jameshardie.com. The webcast remains on our website so it can be replayed later if required. Shareholders are able to appoint representatives to attend the AIM on their behalf and ask questions.
The external auditor attends the AIM by telephone and is available to answer questions.

AGM
The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADS holders) has the right to:
•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, subject to the provisions of our Articles of Association.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depository.
Communication
We are committed to communicating effectively with our shareholders, through a program that includes:
•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

•	audio webcasts of other management briefings and webcasts of the shareholder AIM;

•	a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;

•	site visits and briefings on strategy for investment analysts;

•	an e-mail alert service to advise shareholders and other interested parties of announcements and other events; and

•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to us, on a reasonable basis.
Investor Website
We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.
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
Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
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
Two ways in which our corporate governance practices differ significantly from those followed by U.S. domestic companies under NYSE listing standards should be noted:
•	In the U.S., an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and

•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
Current and Former Directors and Executive Officers
The current members of our Supervisory Board, Managing Board, Joint Board and our Senior Leadership Team, along with former directors and former Senior Leadership Team officers, are as follows:

Name	Age	Position	Term Expires
Supervisory Board

Michael Hammes	67	Chairman of the Joint Board and the Supervisory Board	2010
Donald McGauchie AO	59	Deputy Chairman of the Joint Board and Deputy Chairman of the Supervisory Board	2009
Brian Anderson	58	Member of the Joint Board and the Supervisory Board	2010
David Harrison	62	Member of the Joint Board and the Supervisory Board	2011
James Osborne (1)	60	Member of the Joint Board and the Supervisory Board	2009
Rudy van der Meer	64	Member of the Joint Board and the Supervisory Board	2010

Managing Board

Louis Gries	55	Chief Executive Officer, Member of the Joint Board and Chairman of the Managing Board
Russell Chenu	59	Chief Financial Officer and Member of the Managing Board
Robert Cox (2)	55	General Counsel, Member of the Managing Board and Company Secretary

(1)	Mr. Osborne was appointed as a non-executive director on March 12, 2009. As required by our Articles of Association, Mr. Osborne will stand for re-election at the 2009 AGM.

(2)	Mr. Cox was appointed General Counsel on January 14, 2008. He became a member of the Managing Board and Company Secretary effective May 7, 2008.

Other Senior Leadership Team Officers	Age	Position
Mark Fisher	38	Vice President — Research and Development
Grant Gustafson	46	Vice President — International
Brian Holte	42	Vice President — General Manager Western Division
Sean O’Sullivan (1)	44	Vice President — Investor and Media Relations
Nigel Rigby	42	Vice President — General Manager Eastern Division

Former Directors and Senior Leadership Team Officers
David Andrews (2)	67	Former Member of the Joint Board and the Supervisory Board
Donald DeFosset (3)	60	Former Member of the Joint Board and the Supervisory Board
James Loudon (4)	66	Former Member of the Joint Board and the Supervisory Board
Catherine Walter AM (5)	56	Former Member of the Joint Board and the Supervisory Board
Peter Baker (6)	58	Former Executive Vice President — Asia Pacific
Joel Rood (7)	51	Former Vice President — General Manager Southern Division

(1)	Mr. O’Sullivan joined our Company in December 2008.

(2)	Mr. Andrews resigned from the Joint and Supervisory Boards effective February 10, 2009.

(3)	Mr. DeFosset resigned from the Joint and Supervisory Boards effective August 31, 2008.

(4)	Mr. Loudon resigned from the Joint and Supervisory Boards on August 22, 2008.

(5)	Mrs. Walter resigned from the Joint and Supervisory Boards on March 13, 2009.

(6)	Mr. Baker separated from the Company on March 31, 2009.

(7)	Mr. Rood separated from the Company on November 3, 2008.
Directors
Michael Hammes is Chairman of our Joint Board and Supervisory Board. Mr. Hammes was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007 and was appointed Chairman of the Joint and Supervisory Boards in January 2008. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including Chief Executive Officer and Chairman of Sunrise Medical, Inc., which designs, manufactures and markets home medical equipment worldwide (2000 to 2007). Mr. Hammes is currently lead director of Navistar International Corporation (since 1996).
Donald McGauchie is Deputy Chairman of our Joint Board and Supervisory Board, Chairman of our Nominating and Governance Committee and a member of our Remuneration Committee. Mr. McGauchie joined JHI NV as an independent, non-executive director in August 2003. Mr. McGauchie was Acting Deputy Chairman of our Joint and Supervisory Boards from February to March 2007. In April 2007, Mr. McGauchie was appointed Deputy Chairman of our Joint and Supervisory Boards. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, currently serving as a director of The Reserve Bank of Australia and having previously held several high-level advisory positions to the Australian Government. Mr. McGauchie is currently a director of Nufarm Limited (since 2003). In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
Brian Anderson is a member of our Joint Board and Supervisory Board, Chairman of our Audit Committee and a member of our Remuneration Committee. Mr. Anderson was appointed as an independent, non-executive director on December 14, 2006 after joining JHI NV as a consultant to the Board in August 2006. He was reelected by our shareholders at our Extraordinary General Meeting in February 2007. Previously, Mr. Anderson was Executive Vice President and Chief Financial Officer of OfficeMax, Inc. from 2004 until 2005 and prior to that he held a variety of senior positions at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer from 1997 until 2004. Mr. Anderson has been an accredited Certified Public Accountant since 1976. Mr. Anderson is currently a director of A.M. Castle & Co. (since July 2005), Pulte Homes Corporation (since September 2005) and W.W. Grainger (since 1999).
David Harrison is a member of our Joint Board and Supervisory Board, Chairman of our Remuneration Committee and a member of our Nominating and Governance Committee and Audit Committee. Mr. Harrison was appointed as an independent non-executive director of JHI NV effective May 19, 2008 and reelected at our AGM in August 2008. Mr. Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during his 22 years with Borg-Warner General Electric Co. He is Managing Partner of the U.S. financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. Mr. Harrison is currently a director for National Oilwell Varco (since 2003) and Navistar International (since 2007).
James Osborne was appointed as an independent non-executive director of JHI NV in March 2009. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee. Mr. Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr. Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board. Mr. Osborne is currently Chairman of Newcourt Group plc (since 2004) and a director at Ryanair Holdings plc (since 1996)
Rudy van der Meer is a member of our Joint Board and Supervisory Board and Nominating and Governance Committee. Mr. van der Meer was appointed as an independent non-executive director of JHI NV at the Extraordinary General Meeting in February 2007. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including Chief Executive Officer — Coatings from 2000 to 2005, Chief Executive Officer — Chemicals from 1993 to 2000, member of the five member Executive Board from 1993 to 2005, Division
President — Akzo Salt & Base Chemicals from 1991 to 1993 and member of the Executive Board — Akzo Salt & Base Chemicals from 1989 to 1991. Mr. van der Meer is currently a director of Imtech N.V. (since 2005).
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
Russell Chenu is our Chief Financial Officer and a member of the Managing Board. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. Mr. Chenu was elected to our Managing Board by our shareholders at our 2005 AGM and re-elected at our AGM in August 2008. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.
Robert Cox is our General Counsel, Company Secretary and a member of the Managing Board. Mr. Cox joined us in January 2008 as General Counsel and became a member of the Managing Board and Company Secretary effective May 7, 2008. He was re-elected at our AGM in August 2008. Prior to joining us, Mr. Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. for five years. His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California. Mr. Cox has a Bachelor of Arts from Wesleyan University in Connecticut; a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, D.C. and a JD from the University of California, Berkeley, California.

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
Grant Gustafson is our Vice President — International. Mr. Gustafson joined us in April 2006 to oversee Interiors and Business Development. His role was expanded to cover Marketing, Europe and IT in fiscal year 2008 and Human Resources in fiscal year 2009. Currently, he leads our international business (Asia Pacific and Europe) and oversees Human Resources and Marketing Communications. Prior to joining us, Mr. Gustafson held various consulting and consulting management positions, including serving as Managing Director of Arthur D. Little (Southeast Asia and Greater China) from 2000 to 2004, and as a consultant with Bain & Company from 1986 to 1988. In addition, Mr. Gustafson has held senior management positions in the commercial building products sector, including serving as Vice President of Marketing for American Buildings Company from 2005 to 2006, and Director of Marketing with Varco-Pruden from 1988 to 1993. He has a Bachelor of Arts from the University of California Santa Barbara and an MBA from the University of Chicago.
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
Sean O’Sullivan is our Vice President — Investor and Media Relations. Mr. O’Sullivan joined us in December 2008. For the eight years prior to joining James Hardie, Mr. O’Sullivan was Head of Investor Relations at St. George Bank, where he established and led the Investor Relations function. Mr. O’Sullivan’s background includes thirteen years as a fund manager for GIO Asset Management with responsibility for domestic and global investments. During this period, he spent a period of time on secondment with McKinsey and Co. After leaving the GIO, Mr. O’Sullivan worked for Westpac in funds management sales. Mr. O’Sullivan has a Bachelors of Arts majoring in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.
Nigel Rigby is our Vice President — General Manager Eastern Division. Mr. Rigby joined us in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with us. In November 2004, Mr. Rigby became Vice President — Emerging Markets. In 2006, he was named Vice President — General Manager Northern Division. In November 2008, he became Vice President — General Manager of the newly-formed Eastern Division, which incorporates the former Northern and Southern Division markets and plants. Before joining us, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.
None of the persons above has any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Employees
As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended March 31,
	2009	2008	2007
Fiber Cement United States and Canada	1,323	1,809	1,868
Fiber Cement Australia	396	397	419
Fiber Cement New Zealand	167	188	164
Fiber Cement Philippines	158	167	170
Pipes (United States and Australia)	63	116	131
Fiber Cement Europe	45	46	41
Research & Development, including Technology	106	111	101
General Corporate	48	48	50

Total Employees	2,306	2,882	2,944

Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008. As of the end of March 31, 2009, of the 2,306 people employed, approximately 260 were members of labor unions (approximately 160 in Australia1 and 100 in New Zealand). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States or the Philippines. See Item 3,
“Key Information — Risk Factors.”

[1]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

Compensation
Remuneration
The aggregate amount of compensation that we paid to, or accrued with respect to, all persons serving as members of our Supervisory Board, Managing Board or our executive officers (19 persons in aggregate) during fiscal year 2009 was approximately $13.6 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of superannuation and retirement benefits, stock options, restricted stock and severance.
The table below sets forth the compensation for those non-executive directors who served on the Board during the fiscal years ended March 31, 2009 and 2008:

	Primary	Equity
	Directors’	JHI NV	Other Benefits
Name	Fees (1)	Stock (2)	(3)	Total
Non-Executive Directors
M. Hammes (4)
Fiscal year 2009	$222,500	$21,250	$3,988	$247,738
Fiscal year 2008	60,636	59,583	3,192	123,411

D. McGauchie (4)
Fiscal year 2009	185,000	—	11,627	196,627
Fiscal year 2008	136,000	50,000	3,192	189,192

B. Anderson (4)
Fiscal year 2009	155,000	—	1,300	156,300
Fiscal year 2008	71,000	50,000	3,192	124,192

D. Harrison (4) (5)
Fiscal year 2009	105,537	—	4,178	109,715
Fiscal year 2008	N/A	N/A	N/A	N/A

J. Osborne (6)
Fiscal year 2009	6,333	—	—	6,333
Fiscal year 2008	N/A	N/A	N/A	N/A

R. van der Meer (4)
Fiscal year 2009	60,000	60,000	14,407	134,407
Fiscal year 2008	51,000	50,000	—	101,000

Former Non-Executive Directors
D. Andrews (4) (7)
Fiscal year 2009	116,806	—	14,455	131,261
Fiscal year 2008	30,782	29,167	3,192	63,141

D. DeFosset (4) (8)
Fiscal year 2009	50,217	—	11,553	61,770
Fiscal year 2008	175,863	91,667	27,394	294,924

J. Loudon (4) (9)
Fiscal year 2009	47,283	—	5,538	52,821
Fiscal year 2008	101,000	—	3,192	104,192

C. Walter (10)
Fiscal year 2009	113,667	—	1,300	114,967
Fiscal year 2008	37,500	37,500	3,192	78,192

Total Compensation for Non-Executive Directors
Fiscal year 2009	$1,062,343	$81,250	$68,346	$1,211,939
Fiscal year 2008	$663,781	$367,917	$46,546	$1,078,244

(1)	Amount includes base, Chairman, Deputy Chairman, Committee Chairman, Special Matter Committee attendance and Due Diligence Committee attendance fees.

(2)	The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI NV shares acquired was determined by dividing the amount of participation in the Supervisory Board Share Plan 2006 (which we refer to as SBSP) by the market purchase price.

(3)	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands. For Mr. DeFosset, fiscal year 2008 also includes for the period he was Chairman of the Joint and Supervisory Boards, office costs, the personal use of a company laptop and PDA phone.

(4)	We pay for expenses related to Supervisory Board spousal travel to accompany them to up to one Board meeting per year. In fiscal year 2009, we paid $2,688, $2,878, $10,327, $14,407, $13,155, $10,253 and $4,238 for spousal travel for Messrs. Hammes, Harrison, McGauchie, van der Meer, Andrews, DeFosset and Loudon, respectively. In fiscal year 2008, we paid $15,984, $16,331 and $21,865 for spousal travel for Messrs. Hammes, McGauchie and Anderson, respectively.

(5)	Mr. Harrison was appointed to the Company’s Joint and Supervisory Boards effective May 19, 2008.

(6)	Mr. Osborne was appointed to the Company’s Joint and Supervisory Boards effective March 12, 2009.

(7)	Mr. Andrews was appointed to the Company’s Joint and Supervisory Boards effective September 1, 2007. Mr. Andrews resigned from the Joint and Supervisory Boards on February 10, 2009.

(8)	Mr. DeFosset resigned from the Joint and Supervisory Boards effective August 31, 2008.

(9)	Mr. Loudon resigned from the Joint and Supervisory Boards on August 22, 2008.

(10)	Mrs. Walter resigned from the Joint and Supervisory Boards on March 13, 2009.

The table below sets forth the compensation for those executive directors who served on the Board during the fiscal years ended March 31, 2009 and 2008; and for our senior executives during the fiscal years ended March 31, 2009 and 2008:

	Primary			Post- employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
				Superan-		Benefits, and
			Noncash	nuation and		Other Non-
		Bonuses	Benefits	401(k)	Equity	recurring
Name	Base Pay	(1)	(2)	Benefits	Awards (3)	(4)	Severance	Total
Current Executive Directors
L. Gries
Fiscal year 2009	$863,448	$1,215,876	$268,008	$19,872	$2,146,279	$171,674	$—	$4,685,157
Fiscal year 2008	836,763	659,033	143,477	24,741	1,588,941	161,380	—	3,414,335

R. Chenu
Fiscal year 2009	676,719	216,453	40,983	60,025	296,514	148,366	—	1,439,060
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	—	1,415,961

R. Cox (5)
Fiscal year 2009	444,808	339,300	14,354	—	79,575	308,583	—	1,186,620
Fiscal year 2008	86,538	—	2,332	2,077	—	65,502	—	156,449

Total Compensation for Executive Directors
Fiscal year 2009	$1,984,975	$1,771,629	$323,345	$79,897	$2,522,368	$628,623	$—	$7,310,837
Fiscal year 2008	$1,635,731	$897,884	$189,841	$90,056	$1,812,900	$360,333	$—	$4,986,745

Current Senior Executives

M. Fisher
Fiscal year 2009	340,433	273,670	35,961	14,014	328,408	—	—	992,486
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	—	—	800,686

G. Gustafson
Fiscal year 2009	324,208	260,623	57,257	14,004	226,176	13,250	—	895,518
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	—	632,621

B. Holte
Fiscal year 2009	321,942	258,158	41,194	13,953	237,361	—	—	872,608
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	—	713,610

N. Rigby
Fiscal year 2009	340,433	273,670	24,967	—	328,408	—	—	967,478
Fiscal year 2008	326,510	136,890	34,307	—	299,823	12,418	—	809,948

	Primary			Post- employment	Equity	Other
						Relocation
						Allowances,
						Expatriate
				Superan-		Benefits, and
			Noncash	nuation and		Other Non-
		Bonuses	Benefits	401(k)	Equity	recurring
Name	Base Pay	(1)	(2)	Benefits	Awards (3)	(4)	Severance	Total
Former Senior Executives
P. Baker (6)
Fiscal year 2009	357,937	89,484	8,632	32,214	67,986	73,899	82,600	712,752
Fiscal year 2008	341,244	57,958	6,728	30,712	51,296	—	—	487,938

J. Rood (7)
Fiscal year 2009	198,382	—	29,183	—	222,282	33,330	135,208	618,385
Fiscal year 2008	315,000	69,300	37,827	—	190,408	3,879	—	616,414

Total Compensation for Senior Executives
Fiscal year 2009	$1,883,335	$1,155,605	$197,194	$74,185	$1,410,621	$120,479	$217,808	$5,059,227
Fiscal year 2008	$1,937,341	$572,040	$170,200	$65,528	$1,199,084	$117,024	$—	$4,061,217

(1)	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2009 includes all incentive amounts accrued for in respect of fiscal year 2009, pursuant to the terms of the applicable plans. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008, pursuant to the terms of the applicable plans and the cash component of the Deferred Bonus Program.

See “Other Compensation” for a summary of the terms of our incentive plans.

(2)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

(3)	Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

(4)	Other non-recurring benefits include cash paid in lieu of vacation accrued, as permitted under our U.S. vacation policy and California law.

(5)	Mr. Cox joined the Company on January 14, 2008 and became a member of the Managing Board effective May 7, 2008. This table covers all of his remuneration for fiscal years 2009 and 2008, including the remuneration before his appointment as a member of the Managing Board.

(6)	Mr. Baker separated from the company effective March 31, 2009. Mr. Baker received the U.S. equivalent of $73,899 on March 31, 2009 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.

(7)	Mr. Rood separated from the Company on November 3, 2008. Severance amount includes post-employment consulting fees paid in fiscal year 2009. As part of his separation benefits, Mr. Rood entered into a 2-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr. Rood received cash of $33,330 as payment for his accrued vacation time and this is recorded as Other Non-recurring in this table.

Employment Contracts
Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer, General Counsel and certain other senior executives are formalized in employment contracts. The main elements of these contracts are set forth below.
Chief Executive Office
Details of the terms of our Chief Executive Officer’s employment contract are as follows:

Components	Details

Length of contract	Initially a three year term, commencing February 10, 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Base salary (1)	$900,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual short-term incentive target is 100% of annual base salary for the current year. The quantum of short-term incentive target is reviewed annually by the Supervisory Board.

The Remuneration Committee recommends the Company’s and Chief Executive Officer’s performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The Chief Executive Officer’s short-term incentive is calculated under the Executive Incentive Plan (which includes the Individual Performance Plan).

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

a. amount equivalent to 1.5 times the Chief Executive Officer’s annual base salary at the time of termination; and

b. amount equivalent to 1.5 times the Chief Executive Officer’s average short-term incentive actually paid in up to the previous three fiscal years as Chief Executive Officer; and

c. continuation of health and medical benefits at the Company’s expense for the remaining term of the agreement and consulting agreement referenced below.

Components	Details
Post-termination Consulting	The Company will request the Chief Executive Officer, and the Chief Executive Officer will agree, to consult to the Company upon termination for a minimum of two years, as long as the Chief Executive Officer maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the Chief Executive Officer will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the Chief Executive Officer under the Managing Board Transitional Stock Option Plan and Long-Term Incentive Plan, the Chief Executive Officer’s outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for U.S. executives and the Supervisory Board considers that it is an appropriate restraint for Mr. Gries given his intimate involvement in developing the Company’s fiber cement business in the U.S. over the past 18 years.

(1)	See actual salary paid for fiscal year 2009 in this section under “Compensation.”
Chief Financial Officer
Details of our Chief Financial Officer’s employment contract are as follows:

Components	Details
Length of contract	Fixed period of three years concluding October 5, 2010.

Base salary (1)	A$848,600 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual short-term incentive target is 33% of annual base salary as set out in his employment contract, based on personal goals under the Individual Performance Plan. The Chief Financial Officer does not participate in the Executive Incentive Plan for his short-term incentive other than the arrangement in fiscal years 2009 and 2010 where some of the Chief Financial Officer’s long-term incentive target was transferred to short-term incentive target under the Executive Incentive Program.

Long-term incentive	Upon the approval of the shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least $350,000. If the Chief Financial Officer ceases employment with the Company then a pro-rata amount of each tranche of the Chief Financial Officer’s unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the Chief Financial Officer remained employed by the Company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.

Superannuation	The Company will contribute 9% of gross salary to the Chief Financial Officer’s nominated superannuation fund.

Components	Details
Resignation or Termination	The Company or Chief Financial Officer may cease the Chief Financial Officer’s employment with the Company by providing three months’ notice in writing.

Redundancy or diminution of role	If the position of Chief Financial Officer is determined to be redundant or subject to a material diminution in status, duties or responsibility, the Company or the Chief Financial Officer may terminate the Chief Financial Officer’s employment. The Company will pay the Chief Financial Officer a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

(1)	See actual salary paid for fiscal year 2009 in this section under “Compensation.”
General Counsel
Details of our General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary (1)	$450,000 for fiscal year 2009. Salary reviewed annually by the Supervisory Board.

Short-term incentive	Annual short-term incentive target is 65% of annual base salary as set out in his employment contract. The General Counsel’s short-term incentive is calculated under the Executive Incentive Plan (which includes the Individual Performance Plan).

Long-term incentive	Upon the approval of the shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least $500,000.

Resignation	The General Counsel may cease employment with the Company by providing 30 days’ written notice.

Termination by James Hardie	The Company may terminate the General Counsel’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the General Counsel terminates his employment “for good reason”, the Company may request the General Counsel to consult to the Company for two years as set out below. No other termination payment is payable.

Post-termination Consulting	Depending on the reasons for termination, the Company may request the General Counsel, and the General Counsel will agree, to consult to the Company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the General Counsel’s annual base salary as of the termination date for each year of consulting.

(1)	See actual salary paid for fiscal year 2009 in this section under “Compensation.”

Benefits Contained in Contracts for Chief Executive Officer, Chief Financial Officer and General Counsel
Employment contracts for the Chief Executive Officer, Chief Financial Officer and General Counsel also specify the following benefits:

Components	Details

International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalization: The Company covers the extra personal tax burden imposed by residency in The Netherlands.

Tax Advice: The Company will pay the costs of filing income tax returns to the required countries.

Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all U.S. employees, or similar benefits. Are also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements.

Automobile: The Company will either purchase or lease an automobile for business and personal use or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the U.S.

Senior Executives’ Employment Contracts
Details of the employment contracts for U.S.-based senior executives (other than Brian Holte) are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.

Short-term incentive	An annual short-term incentive target is set at a percentage of the senior executive’s salary. The short-term target is 55% and reviewed annually.

Long-term incentive	Upon the approval of the Supervisory Board, restricted stock units have been granted under the long-term incentive plan in the form of Relative TSR restricted stock units and Executive Incentive Program restricted stock units.

Defined Contribution Plan/Superannuation	U.S. senior executives may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit.

Resignation	The senior executive may cease employment with the Company by providing 30 days’ written notice.

Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.

Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all U.S. employees and also eligible to participate in the Company’s Executive Health and Wellness program.

Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.

Automobile: The Company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed $750 per month.
Brian Holte does not have such a written employment agreement, but receives short-term incentive, long-term incentive, defined contribution plan and other benefits as outlined above.

Share Ownership
As of May 31, 2009, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below.

	Number of
	Shares
	Beneficially	Percent of Class
Name	Owned	(1)
Current Directors and Executive Officers
Michael Hammes (2)	21,464	*
Donald McGauchie (3)	15,372	*
Brian Anderson	6,124	*
David Harrison	10,000	*
James Osborne	—	—
Rudy van der Meer	16,355	*
Louis Gries	2,317,219	*
Russell Chenu	208,000	*
Robert Cox	—	—
Mark Fisher	885,091	*
Grant Gustafson	134,806	*
Brian Holte	138,200	*
Nigel Rigby	598,698	*

Former Directors and Executive Officers
David Andrews (4)	3,903	*
Donald DeFosset (5)	25,877	*
James Loudon (6)	12,655	*
Catherine Walter (7)	11,407	*
Peter Baker	65,655	*
Joel Rood	—	—

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Based on 432,263,720 shares of common stock outstanding at May 31, 2009 (all of which are subject to CUFS).

(2)	As of May 31, 2009, 16,464 shares were held in the name of Mr. and Mrs. Hammes.

(3)	As of May 31, 2009 6,000 shares were held for the McGauchie Superannuation Fund for which Mr. McGauchie is a trustee.

(4)	As of February 10, 2009, the date of Mr. Andrew’s resignation, all shares were held in a trust, of which Mr. Andrews and his wife are trustees.

(5)	As of August 31, 2008, the date of Mr. DeFosset’s resignation, 15,500 shares are held by Bank of New York on behalf of Mr. DeFosset.

(6)	As of August 22, 2008, the date of Mr. Loudon’s resignation, 6,300 shares were held by HSBC Nominees on behalf of Mr. Loudon.

(7)	As of March 13, 2009, the date of Mrs. Walter’s resignation, 6,375 shares were held in the Walter Super Fund.
None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of May 31, 2009.

Option Ownership
The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of May 31, 2009 was:

	Number of Shares Underlying
Name	Options Owned		Exercise Price	Expiration Date
Current Executive Officers
Louis Gries	40,174	(1, 2)	A$3.1321/share (3, 4, 5)	November 2009
	175,023	(1, 6)	A$3.0921/share (3, 4, 5)	November 2010
	324,347	(7)	A$5.0586/share (4, 5)	December 2011
	325,000	(8)	A$6.4490/share (5)	December 2012
	325,000	(9)	A$7.05/share	December 2013
	1,000,000	(10)	A$8.53/share	November 2015
	381,000	(15)	A$8.40/share	November 2016
	415,000	(15)	A$8.40/share	November 2016
	437,000	(15)	A$7.83/share	August 2017
	445,000	(15)	A$7.83/share	August 2017

Russell Chenu	93,000	(11)	A$6.30/share	February 2015
	90,000	(10)	A$8.53/share	November 2015
	60,000	(15)	A$8.40/share	November 2016
	65,000	(15)	A$8.40/share	November 2016
	66,000	(15)	A$7.83/share	August 2017
	68,000	(15)	A$7.83/share	August 2017

Robert Cox	—

Mark Fisher	92,113	(1, 6)	A$3.0921/share (3, 4, 5)	November 2010
	68,283	(7)	A$5.0586/share (4, 5)	December 2011
	74,000	(8)	A$6.4490/share (5)	December 2012
	132,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
	277,778	(17)	A$6.38/share	December 2017

Grant Gustafson	158,500	(14)	A$8.40/share	November 2016
	222,222	(17)	A$6.38/share	December 2017

Brian Holte	151,400	(16)	A$8.35/share	March 2017
	250,000	(17)	A$6.38/share	December 2017

Nigel Rigby	20,003	(7)	A$5.0586/share (4, 5)	December 2011
	27,000	(8)	A$6.4490/share (5)	December 2012
	33,000	(9)	A$7.05/share	December 2013
	180,000	(13)	A$5.99/share	December 2014
	190,000	(12)	A$8.90/share	December 2015
	158,500	(14)	A$8.40/share	November 2016
	277,778	(17)	A$6.38/share	December 2017

	Number of Shares
	Underlying Options
Name	Owned		Exercise Price	Expiration Date
Former Executive Officers
Peter Baker	40,000	(12)	A$8.90/share	June 2009
	13,750	(14)	A$8.40/share	June 2009
	11,905	(17)	A$6.38/share	June 2009

Joel Rood	—

(1)	This nonqualified stock option to purchase shares of our common stock was granted on October 19, 2001 under our 2001 Equity Incentive Plan in exchange for the termination of an award of shadow stock covering an equal number of shares of JHIL common stock. See “Equity Plans — 2001 Equity Incentive Plan” under Item 6.

(2)	All options vested and became exercisable in November 2004.

(3)	The exercise price reflects an A$0.0965 per share price reduction due to a capital return paid to shareholders in December 2001.

(4)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(5)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(6)	All options vested and became exercisable in November 2005.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(9)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2006.

(10)	Granted under the Managing Board Transitional Stock Option Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(11)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in February 2008.

(12)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable on December 1, 2008.

(13)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2007.

(14)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on November 21, 2007; 25% on November 21, 2008; and 50% on November 21, 2009.

(15)	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(16)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on March 27, 2008; 25% on March 27, 2009; and 50% on March 27, 2010.

(17)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 10, 2008; 25% on December 10, 2009; and 50% on December 10, 2010.

Restricted Stock Unit Ownership
The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” held as restricted stock units as of May 31, 2009 was:

	Number of Restricted Stock Units
Name	Owned		Vested	Unvested
Current Executive Officers
Louis Gries	201,324	(1)	—	201,324
	558,708	(2)	—	558,708
	487,446	(3)	—	487,446

Russell Chenu	108,637	(2)	—	108,637
	94,781	(3)	—	94,781

Robert Cox	155,196	(2)	—	155,196
	135,402	(3)	—	135,402

Mark Fisher	36,066	(4)	—	36,066
	116,948	(5)	—	116,948
	77,548	(3)	—	77,548

Grant Gustafson	16,459	(4)	—	16,459
	116,948	(5)	—	116,948
	77,548	(3)	—	77,548

Brian Holte	7,455	(4)	—	7,455
	116,948	(5)	—	116,948
	77,548	(3)	—	77,548

Nigel Rigby	36,066	(4)	—	36,066
	116,948	(5)	—	116,948
	77,548	(3)	—	77,548

Former Executive Officers
Peter Baker	—		—	—

Joel Rood	—		—	—

(1)	Granted under the Long Term Incentive Plan and Deferred Bonus Program on September 15, 2008. Restricted stock units vest in one installment, 100% on September 15, 2010.

(2)	Granted under the Long Term Incentive Plan on September 15, 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(3)	Granted under the Long Term Incentive Plan on May 29, 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(4)	Granted under the 2001 Equity Incentive Plan and Deferred Bonus Program on June 17, 2008. Restricted stock units vest in one installment, 100% on June 17, 2010.

(5)	Granted under the Long Term Incentive Plan on December 17, 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.
Stock-Based Compensation
At March 31, 2009, we had the following equity award plans: the Executive Share Purchase Plan (which we refer to as the Plan); the 2005 Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the

Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan 2006 as amended in 2008 (which we refer to as LTIP).
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under the Plan. Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (which we refer to as APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, “Accounting for Stock-Based Compensation,” has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2009, 2008 and 2007. No shares were issued under this plan during years ended March 31, 2009, 2008 and 2007.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At March 31, 2009 and 2008, there were 1,320,000 options outstanding under this plan.
On November 22, 2005, we granted options to purchase 1,320,000 shares of our common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Fifty percent of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (which we refer to as TSR) (essentially our dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median TSR for the companies comprising our peer group, as set out in the plan. In addition, for each 1% increment that our TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day.
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
JHI NV 2001 Equity Incentive Plan
Under our 2001 Equity Incentive Plan, our employees, including employees of our subsidiaries and officers who are employees, but not including any member of our Managing Board or Supervisory Board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The 2001 Equity Incentive Plan was approved by our shareholders and Joint Board subject to implementation of the consummation of our 2001 Reorganization.
An aggregate of 45,077,100 shares of common stock have been made available for issuance under the 2001 Equity Incentive Plan, provided that such number (and any awards granted) is subject to adjustment in the event of a stock split, stock dividend or other changes in our common stock or capital structure or our restructuring. Our ADSs evidenced by ADRs and our common stock in the form of CUFS will be equivalent to and interchangeable with our common stock for all purposes of the 2001 Equity Incentive Plan, provided that ADSs will be proportionately adjusted to account for the ratio of CUFS in relation to ADSs.
The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options Outstanding as of
Share Grant Date	Number of Options Granted	May 31, 2009
October 2001 (1)	5,468,829	510,342
December 2001	4,248,417	617,592
December 2002	4,037,000	838,000
December 2003	6,179,583	1,951,250
December 2004	5,391,100	2,093,625
February 2005	273,000	93,000
December 2005	5,224,100	2,550,000
March 2006	40,200	40,200
November 2006	3,499,490	1,856,885
March 2007	330,900	168,500
December 2007	5,031,310	3,238,642

Total outstanding		13,958,036

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.
The following number of restricted stock units issued under this plan were as follows:

	Number of Restricted Stock	Restricted Stock Units
Share Grant Date	Units Granted	vested as of May 31, 2009
June 2008	698,440	—
December 2008	992,271	24,052

Total	1,690,711	24,052

Our Remuneration Committee administers the 2001 Equity Incentive Plan. Subject to the provisions of the 2001 Equity Incentive Plan, our Remuneration Committee is authorized to determine who may participate in the 2001 Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Remuneration Committee will have the exclusive power to interpret the 2001 Equity Incentive Plan and to adopt such rules and regulations as it deems necessary or appropriate for purposes of administering the 2001 Equity Incentive Plan. Subject to certain limitations, our Remuneration Committee will be authorized to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.
The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee. Our Remuneration Committee, in its discretion and as allowed by applicable laws, may allow cashless exercises of awards or may permit us to assist in the exercise of options.
Stock Options. Under the 2001 Equity Incentive Plan, our Remuneration Committee is authorized to award nonqualified options to purchase shares of common stock as additional employment compensation. The 2001 Equity Incentive Plan does not allow us to grant options qualified as “incentive stock options” under Section 422 of the Code. Options are exercisable over such periods as may be determined by our Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Remuneration Committee. Options are evidenced by notices of option grants authorized by our Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.

Performance Awards. Our Remuneration Committee, in its discretion, may award performance awards to an eligible person contingent on the attainment of criteria specified by our Remuneration Committee. Performance awards are paid in the form of cash, shares of common stock or a combination of both. Our Remuneration Committee determines the total number of performance shares subject to an award, and the terms and the time at which the performance shares will be issued.
Restricted Stock Awards. Our Remuneration Committee may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as our Remuneration Committee may determine. Restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. Our Remuneration Committee determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or our financial performance or other criteria.
Stock Appreciation Rights. Remuneration Committee also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right entitles the participant to receive from us an amount payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the positive difference between the fair market value of a share of common stock on the date of exercise and the grant price, or such lesser amount as our Remuneration Committee may determine.
Dividend Equivalent Rights. Dividend equivalent rights, defined as a right to receive payment with respect to all or some portion of the cash dividends that are or would be payable with respect to shares of common stock, may be awarded in tandem with stock options, stock appreciation rights or other awards under the 2001 Equity Incentive Plan. Our Remuneration Committee determines the terms and conditions of these rights. The rights may be paid in cash, shares of common stock or other awards.
Restricted Stock Units. In fiscal year 2009, the Joint Board and Remuneration Committee approved the issue of restricted stock units. Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 1,690,711 restricted stock units under this plan in the year ended March 31, 2009. As of March 31, 2009, there were 1,440,930 restricted stock units outstanding under this plan.
Other Stock-Based Benefits. Our Remuneration Committee may award other benefits that, by their terms, might involve the issuance or sale of our common stock or other securities, or involve a benefit that is measured by the value, appreciation, dividend yield or other features attributable to a specified number of shares of our common stock or other securities, including but not limited to stock payments, stock bonuses and stock sales.
Effect of Change in Control. The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Supervisory Board as of the effective date of the 2001 Equity Incentive Plan, or individuals who became members of our Supervisory Board after the effective date of the 2001 Equity Incentive Plan whose election or nomination for election was approved by at least a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute being at least a majority of the members of our Supervisory Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalization or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.
Supervisory Board Share Plan 2006
At the 2006 AGM, our shareholders approved the replacement of our previous Supervisory Board Share Plan with a new plan also called the Supervisory Board Share Plan, and the participation of the Supervisory Board directors under the Supervisory Board Share Plan for a three-year period. The Supervisory Board Share Plan was last approved at the 2007 AGM for a period of three years.
Participation by members of the Supervisory Board in the Supervisory Board Share Plan is not mandatory. Under the Supervisory Board Share Plan, the Supervisory Board members can elect to receive some of their annual fees in the form of shares/CUFS. This is different from the old Supervisory Board Share Plan under which Supervisory Board members were required to contribute a portion of their annual fees in shares/CUFS. As of March 31, 2009, 79,342 shares had been acquired under this plan.
Shares/CUFS received under the Supervisory Board Share Plan can be either issued or acquired on the open market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted to the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on the open market, the price is the purchase price.
The Supervisory Board Share Plan does not include a performance condition because the amounts applied to acquire shares/CUFS under the Supervisory Board Share Plan are from the annual fees earned by the Supervisory Board directors.
Long-Term Incentive Plan
At our 2006 AGM, our shareholders approved the establishment of the LTIP to provide incentives to members of the Managing Board and to certain members of its management or executives. The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, shares, the issue and/or transfer of shares under them, and the grant of cash awards to members of our Managing Board and executives. At our 2008 AGM, our shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. In August 2007 and November 2006, 1,016,000 options and 1,132,000 options, and in September 2008, December 2008 and May 2009, 1,023,865, 545,757 and 1,066,595 restricted stock units, respectively, were granted under the LTIP to our Managing Board and to certain members of our management, respectively. The vesting of these equity awards are subject to “performance hurdles” as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue and restricted stock units expire on exercise, vesting or as set out in the LTIP rules. As of May 31, 2009, there were 2,148,000 options and 2,616,726 restricted stock units outstanding under this plan.
Effect of Change in Control, Takeover by Certain Organizations or Liquidation. The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. For options, a “change in control” is deemed to have occurred if pursuant to a takeover bid or otherwise, any person together with their associates acquire shares, which when aggregated with shares already acquired by such person and their associates, comprise more than 30% of our issued shares. For restricted stock units, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Supervisory Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Supervisory Board, or (4) a similar transaction occurs which the Supervisory Board determines to be a control event. On a change of control, the Supervisory Board can determine that all or some restricted stock units have vested on any conditions it determines. Any remaining restricted stock units lapse.
Other Compensation
Economic Profit Incentive Plan
During fiscal year 2008, we maintained an Economic Profit and Individual Performance Incentive Plan (which we refer to as the EP/IP Plan). This plan was a variable pay plan for our executive directors, officers, key executives and other eligible employees. Employees who had limited direct influence on the Company’s financial performance were only eligible for incentive payments based on his or her individual performance on certain mutually agreed upon personal objectives. Executive directors, officers and key executives’ incentive payments were based on the Company’s financial performance in addition to his or her individual performance on certain mutually agreed upon personal objectives. All participants were eligible to receive incentive payments based on individual performance achievements regardless of the Company’s performance.
Targets for the Economic Profit component of the EP/IP Plan were set in 2006. The target setting did not anticipate the negative U.S. housing market growth in fiscal year 2008. Therefore, the Company did not achieve the target growth in Economic Profit in fiscal year 2008 and no payments were made under the Economic Profit component of the EP/IP Plan.
Deferred Bonus Program
After carefully assessing the senior executives’ response to and performance in the extreme market conditions facing the entire housing industry in the United States, the Supervisory Board concluded that executives’ performance was of such a standard that in this instance, an exceptional discretionary bonus was justified, and implemented the one-off Deferred Bonus Program in June 2008.
Payments under this plan comprised of a cash payment equal to one third of the total value (short-term incentive) and a grant of two year vesting restricted stock units equal to two thirds of the value (long-term incentive) in June 2008. The total value of cash and restricted stock units under the Deferred Bonus Program was 75% of the short-term incentive target in fiscal year 2008, which therefore included an amount equal to 75% of the bonus bank the senior executive had accumulated for the Company’s good performance in fiscal years 2006 and 2007.
Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future. The restricted stock units granted in respect of the Deferred Bonus Program vest and convert into shares on a one-for-one basis in two years if the senior executive has maintained a satisfactory level of performance during this period, subject to exceptions based on the reasons for the recipient’s departure and other specified corporate events.
The Chief Executive Officer was also a participant in this program and received a grant of restricted stock units in September 2008.
As of May 29, 2009, there were 562,161 restricted stock units outstanding under the 2001 Equity Incentive Plan pursuant to this program and 201,324 restricted stock units outstanding under the Long-Term Incentive Plan issued to the Chief Executive Officer.
Executive Incentive Program and Individual Performance Plan
In lieu of the EP/IP Plan, the Remuneration Committee recommended to our Supervisory Board that the Company maintain two variable pay plans effective April 1, 2008:
•	an Individual Performance Plan (which we refer to as the IP Plan), and

•	an Executive Incentive Program (which we refer to as EIP).
The IP Plan contains the same terms as the Individual Performance component of the Company’s previous EP/IP plan and is solely for eligible employees who have limited direct influence on the Company’s financial performance. The IP Plan is based on the individual’s performance on certain mutually agreed upon personal objectives.
The EIP contains a corporate component which will reward management based on performance against predetermined Earnings Before Interest and Taxes (which we refer to as EBIT) goals which are adopted at the start of each fiscal year, as well as individual components on the same terms as the IP Plan which will reward management based on strategic financial and individual objectives. Participating employees will have different EBIT and individual goals, depending on their function and location. The Remuneration Committee and the Chief Executive Officer have the joint authority and discretion to make payments due under this plan in a form of equity for any given fiscal year.
Fiscal year 2009 bonuses under the EIP and IP plan were paid in cash as per the plan. In March 2009, the Supervisory Board amended the EIP and IP Plan to allow bonuses from fiscal year 2010 awards to be paid in stock.

401(k) Plan
We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $16,500 in calendar year 2009 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of $245,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
James Hardie Australia Superannuation Plan
The James Hardie Australia Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the contributions and income derived thereon held by the plan on behalf of the member, and to a lesser degree, on the participants’ eligible compensation and years of credited service. Under Australian law, employees do not have to belong to their employer’s superannuation fund.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of May 31, 2009, all issued and outstanding shares of our common stock were listed on the ASX in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.
To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our common stock based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX (unless indicated otherwise below) and their percentage of shares outstanding based on the number of shares outstanding as of May 31, 2009 which was 432,263,720 shares.

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding
Lazard Asset Management Pacific Co.	40,889,912	9.46%
Schroder Investment Management Australia Limited	31,024,755	7.18%
Baillie Gifford & Co and its affiliated companies	30,577,580	7.07%
The Capital Group Companies, Inc.	30,217,658	6.99%
National Australia Bank Limited Group	28,198,184	6.52%
Concord Capital	26,178,231	6.06%
Vanguard Investments Australia Ltd.	22,097,739	5.11%
Lazard Asset Management Pacific Co became a substantial shareholder on April 1, 2004, with a holding of 24,505,916 shares in JHI NV. Through subsequent periodic purchases, Lazard Asset Management Pacific Co increased its holding in JHI NV on April 24, 2008 to 65,424,399 shares. Through subsequent transactions, Lazard Asset Management Pacific Co. reduced its holding in JHI NV to 40,889,912 shares on April 15, 2009 in the last notice received.
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

Baillie Gifford & Co and its affiliated companies became a substantial shareholder on December 24, 2007, with a holding of 24,577,253 shares in JHI NV and increased its holding in JHI NV on September 30, 2008 to 30,577,580 shares in the last notice received.
The Capital Group Companies, Inc. became a substantial shareholder on August 3, 2004, with a holding of 23,331,660 shares in JHI NV and through subsequent periodic purchases, increased its holding in JHI NV on May 29, 2009 to 30,217,658 shares in the last notice received.
National Australia Bank Limited Group became a substantial shareholder on May 25, 2004, with 23,060,940 shares in JHI NV and increased its holding in JHI NV on June 16, 2004 to 28,198,184 shares in the last notice received.
Concord Capital became a substantial shareholder on June 18, 2004, with 24,499,832 shares in JHI NV. Their substantial holding status ceased on August 6, 2004 when their holding in JHI NV fell below 5%. On August 20, 2004, their holding increased to over 5% of our outstanding stock but their substantial holding status again ceased when their holding fell below 5% on April 8, 2005. On October 26, 2007, Concord Capital became a substantial shareholder again with a holding of 23,723,697 shares in JHI NV. Through subsequent purchases, Concord Capital increased their holding on May 5, 2009 in JHI NV to 26,178,231 shares in the last notice received.
Vanguard Investments Australia Ltd became a substantial shareholder on April 3, 2008, with a holding of 22,097,739 shares in JHI NV.
Suncorp-Metway Limited and its subsidiaries became a substantial shareholder on June 29, 2007, with a holding of 23,520,538 shares in JHI NV. Suncorp-Metway Limited and its subsidiaries ceased to be a substantial holder when its holdings fell below 5% on March 19, 2009.
Orion Asset Management Limited became a substantial shareholder on May 16, 2008, with a holding of 22,659,318 shares in JHI NV. Orion ceased to be a substantial holder when its holdings fell below 5% on August 12, 2008.
Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
As of May 31, 2009, 0.44% of the outstanding shares of our common stock was held by 63 CUFS holders with registered addresses in the United States. In addition, as of May 31, 2009, 0.52% of our outstanding shares was represented by ADSs held by 9 holders, all of whom have registered addresses in the United States. A total of 0.96% of our outstanding capital stock was registered to 72 U.S. holders as of May 31, 2009.
Related Party Transactions
Existing Loans to our Directors and Directors of our Subsidiaries
At March 31, 2009, loans totaling $11,065 were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Plan. Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralized by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal year 2009, repayments totaling $1,369 were received in respect of the Plan. In addition, one former executive director of a subsidiary repaid his loan in full on August 28, 2008, leaving only one former executive director as a participant in the Plan.
During fiscal year 2008, repayments totaling $5,419 were received in respect of the Plan from two former executive directors of subsidiaries. During fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of $16,075. Under the terms of the Plan, this director has two years from the date of his resignation to repay such loan.

Payments Made to Directors and Director Related Entities of JHI NV during the Year
Deputy Chairman Mr. McGauchie was for all of fiscal year 2009 a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board director Mr. van der Meer is a Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.
Item 8. Financial Information
See Item 4, Information on the Company — Legal Proceedings,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 18, “Financial Statements,” and pages F-1 through F-46. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.
See Item 10, “Additional Information — Key Provisions of our Articles of Association — Dividends.”
Item 9. Listing Details
Price History
The high and low trading prices of JHI NV CUFS on the ASX are as follows:

	High		Low
Period	(A$)	(US$)	(A$)	(US$)
Fiscal year ended:
March 31, 2009	7.04	5.59	2.89	2.29
March 31, 2008	9.65	8.39	5.34	4.64
March 31, 2007	10.24	7.84	6.31	4.83
March 31, 2006	9.81	7.38	5.49	4.13
March 31, 2005	7.23	5.35	4.95	3.66
Fiscal quarter ended:
March 31, 2009	4.79	3.31	2.89	2.00
December 31, 2008	5.49	3.89	3.20	2.27
September 30, 2008	5.79	5.16	3.82	3.40
June 30, 2008	7.04	6.64	4.13	3.90
March 31, 2008	7.07	6.42	5.34	4.85
December 31, 2007	7.57	6.77	6.02	5.38
September 30, 2007	9.17	7.78	7.00	5.94
June 30, 2007	9.65	8.03	8.13	6.76
Month ended:
May 31, 2009	5.15	3.93	4.10	3.13
April 30, 2009	4.99	3.56	4.05	2.89
March 31, 2009	4.38	2.99	2.89	1.97
February 28, 2009	4.05	2.78	3.01	2.06
January 31, 2009	4.79	3.38	3.63	2.56
December 31, 2008	4.78	3.32	3.38	2.34
The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

The high and low trading prices of JHI NV ADSs on the NYSE are as follows:

	High	Low
Period	(US$)	(US$)
Fiscal year ended:
March 31, 2009	31.55	9.38
March 31, 2008	40.50	23.00
March 31, 2007	41.70	24.20
March 31, 2006	36.36	21.54
March 31, 2005	27.21	18.10
Fiscal quarter ended:
March 31, 2009	16.60	9.38
December 31, 2008	22.53	10.65
September 30, 2008	24.25	18.10
June 30, 2008	31.55	20.15
March 31, 2008	30.57	23.00
December 31, 2007	34.34	25.18
September 30, 2007	39.60	27.80
June 30, 2007	40.50	33.30
Month ended:
May 31, 2009	18.99	16.07
April 30, 2009	18.50	14.95
March 31, 2009	14.65	9.38
February 28, 2009	12.27	9.41
January 31, 2009	16.60	12.43
December 31, 2008	16.50	11.29
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Trading on the Australian Securities Exchange
The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically on the third business day following the trade. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX
Trading on the New York Stock Exchange
In the United States, five JHI NV CUFS equal one JHI NV ADS. Our ADSs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADSs should be directed to The Bank of New York Mellon, depository for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the U.S., please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.

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
to provide guarantees, including guarantees for the debts of third parties; and
to perform all activities which are incidental to or which may be conducive to, or connected with, any of the foregoing.
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

At our August 17, 2007 AGM, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on February 17, 2009. Within the limits of the authorization granted by our shareholders at this AGM, the Managing Board conducted several open market share buy-backs on the ASX under our current repurchase program and we repurchased approximately 35.7 million shares at a cost of $208.0 million in fiscal year 2008. The last buy-back under the buy-back program was made on March 31, 2008. The buy-back program was ceased on August 20, 2008. At out August 22, 2008 AGM, our Managing Board was authorized to cause JHI NV to acquire shares in JHI NV’s capital for a period expiring on February 22, 2010. The Managing Board has not conducted any repurchase of shares under this authorization. We intend to ask our shareholders in our 2009 AGM to renew the authorization of the Managing Board to cause JHI NV to acquire shares in JHI NV’s capital, on terms substantially identical to the August 22, 2008 authorization.
Reduction of Share Capital
Upon the proposal of our Managing Board, our shareholders as a group have the power to effect a reduction of share capital by deciding to (i) cancel shares, or depositary receipts related to shares, acquired by us in our own share capital, or (ii) to reduce the nominal value of our shares, subject to applicable statutory provisions, with or without a partial repayment or release. The proposal of our Managing Board, as referred to in the preceding sentence, is subject to the approval of our Joint Board. In case of a partial repayment or release, these must be made pro rata to all shares. The pro rata requirements may be waived by agreement of all shareholders concerned. At our 2007 and 2008 AGM, our shareholders approved the cancellation of the shares repurchased or to be repurchased by the Company under our share buy-back program and our Managing Board was authorized to determine the exact number of shares, within the limits of the approval granted by our shareholders at these AGMs. Our Managing Board conducted a cancellation of repurchased shares on March 31, 2008 and March 27, 2009. As a result, the Company does not currently hold any treasury shares.
Shareholders Meetings and Voting Rights
Each shareholder, person entitled to vote and CUFS holder (but not an ADS holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of our Articles of Association. As described in the paragraph below, although ADS holders cannot vote directly, they can direct the voting of their underlying shares through the ADS depositary. Meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each of our fiscal years. These meetings take place in either Amsterdam, The Hague, Rotterdam or Haarlemmermeer (Schiphol Airport). Additional meetings of shareholders may be held as often as our Managing Board or our Supervisory Board deems necessary or if called by (1) holders of shares of common stock jointly representing at least 5% of our issued share capital, or (2) at least 100 holders of shares of common stock or one shareholder representing at least 100 CUFS holders or any relevant combination thereof so that the request of at least 100 persons is taken into account. Our Articles of Association also provide that an information meeting of shareholders must be held in Australia prior to each general meeting.
We give notice of each meeting of shareholders by mail and by way of an announcement in a nationally distributed newspaper in The Netherlands. Such notice is given no later than the 28th day prior to the day of the meeting and includes or is accompanied by an agenda identifying the business to be considered at the meeting. We currently are exempt from the proxy rules under the Exchange Act. Holders of shares of common stock represented by CUFS are provided notice of general meetings of shareholders and other communications with shareholders by us, and the ADS depositary, The Bank of New York, provides our ADS holders with such notices and communications. CHESS Depositary Nominees Pty Ltd, or CDN, or we on behalf of CDN, may deliver to CUFS holders instruction forms allowing the CUFS holders to instruct CDN how to vote at a meeting. Similarly, the ADS depositary may deliver to ADS holders instruction forms allowing the ADS holders to direct the ADS depositary on how to instruct CDN to vote at a meeting. In order for CUFS holders to attend general meetings of shareholders in person, such holders need not withdraw the shares of common stock represented by the CUFS, but must follow such rules and procedures as may be established by the CUFS Subregistrar and our share registry. CUFS holders may request CDN to appoint them as proxy for the purposes of voting the shares underlying their holding of CUFS on behalf of CDN. In order for ADS holders to attend general meetings of shareholders in person, such holders will have to convert their ADSs into CUFS and, in doing so, must follow the procedures set forth in the deposit agreement and such rules and procedures as may be established by the ADS depositary.
Each share of common stock entitles the holder thereof to one vote on each matter to be voted upon by the shareholders. Holders of CUFS will be entitled to attend and to speak, but not vote, at our shareholders meetings. A CUFS holder may follow instructions set out in a relevant Notice of Meeting to have the registered shareholder, CDN, appoint the CUFS holder as a proxy of CDN to vote their CUFS holding at the relevant meeting of shareholders. Holders of ADSs are not entitled to attend or speak, nor vote, at our general meetings of shareholders, but, as described above, they can direct the voting of their underlying shares through the ADS depositary.
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
JHIL historically paid dividends to its shareholders. JHI NV’s Managing Board, subject to the approval of the Joint Board, determines whether to declare a dividend and the amount of any such dividend. Our Managing Board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADS depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in U.S. dollars. The ADS Depositary (Bank of New York) receives dividends in U.S. dollars directly from JHI NV on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in U.S. dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.
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
Limitations on Right to Hold Common Stock
Subject to certain exceptions, our Articles of Association prohibit the holding of shares of our common stock if, because of an acquisition of a relevant interest (including in the form of shares of our common stock, CUFS or ADSs) in such shares: (1) the number of shares of our common stock in which any person, directly or indirectly, acquires or holds a relevant interest increases from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the issued and outstanding share capital of JHI NV or (2) the voting rights which any person, directly or indirectly, is entitled to exercise at a general meeting of shareholders increase from 20% or below to over 20% or from a starting point that is above 20% and below 90% of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders. The purpose of this prohibition is to ensure that the principles which underpin the Corporations Act takeover regime are complied with in a change of control, namely that: (1) the acquisition of control over the Company takes place in an efficient, competitive and informed market; (2) the holders of the shares of our common stock or CUFS and our Managing Board, Joint Board and Supervisory Board know the identity of any person who proposes to acquire a substantial interest in the Company, have a reasonable time to consider the proposal, and are given enough information to enable them to assess the merits of the proposal and (3) as far as practicable, the holders of the shares of our common stock or CUFS, among others, all have a reasonable and equal opportunity to participate in any benefits accruing to the holders through any proposal under which a person would acquire a substantial interest in the Company. The exceptions to this prohibition set forth in our Articles of Association generally include:

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

Finally, shareholders are subject to beneficial ownership reporting disclosure requirements under U.S. securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership-reporting requirement applies whether or not the holders are U.S. residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
Material Contracts
In addition to the other contracts that are described in this annual report, including without limitation the Amended FFA and certain other related agreements described in Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and any material contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as an exhibit to this annual report and are hereby incorporated by reference and the summary below is qualified in its entirety by such reference.
U.S. Dollar Cash Advance Facilities. Our credit facilities currently consist of 364-day facilities in the amount of $68.3 million, which as of March 31, 2009 had a maturity date of June 2009. We are aware that $51.6 million of these facilities will not be extended. The remaining $16.7 million of these credit facilities has been extended to June 2010. We also have 364-day facilities in the amount of $50.0 million, which as of March 31, 2009 mature in November 2009.
Our credit facilities also consist of term facilities in the amount of $245.0 million, $45.0 million and $90.0 million, which mature in June 2010, February 2011 and February 2013, respectively. For all facilities, interest is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended March 31, 2009, we paid $0.9 million in commitment fees. At March 31, 2009, there was $324.0 million drawn under the combined facilities and $174.3 million was available.
As of March 31, 2009, our management believes that we are in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
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
Taxation
The following summarizes the material Dutch and U.S. tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Dutch Taxation,” this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.
This discussion does not bind either the U.S. or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the U.S. or Dutch tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or The Netherlands would likewise concur.
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
Treatment of ADSs. For U.S. federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.
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
Under certain conditions, we may retain a portion of Dutch taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to The Dutch Tax Administration. Uncertainty exists whether a U.S. Shareholder can properly claim as a foreign tax credit any Netherlands withholding taxes we retain. As a result, U.S. Shareholders should consult their tax advisers regarding their ability to do so. If unable to claim a foreign tax credit for those taxes, a U.S. Shareholder still may deduct them for U.S. federal income tax purposes, but only in a year in which the U.S. Shareholder elects to deduct all foreign income taxes. The conditions under which we could retain Netherlands withholding taxes are unlikely to occur, but upon request, we will inform U.S. Shareholders whether we retained any Dutch tax withheld from distributions on shares of our common stock.
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
Capital Gain Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2008, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual U.S. Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
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
If we were a PFIC, each U.S. Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
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

Dutch Taxation
The following is a summary of the material Dutch tax consequences generally applicable to an investment in shares of our common stock by a beneficial owner who is neither a tax resident nor a deemed tax resident of The Netherlands. This summary does not comprehensively describe all possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. For example, this summary omits from discussion Netherlands’ gift, estate and inheritance taxes. The summary is based on the Dutch tax legislation, published case law and other applicable regulations as at the date of this annual report, any of which may change possibly with retroactive effect.
Treatment of ADSs. In general, for Dutch tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this section of the annual report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.
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
If a double taxation convention is in effect between The Netherlands and the country of residence of a non-resident shareholder and depending on the terms of that double taxation convention, such non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 15%.
For example, under the U.S.-NL Treaty, certain U.S. corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The U.S.-NL Treaty fully exempts from tax dividends we pay to exempt pension organizations and exempt organizations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the U.S.-NL Treaty. To prevent so-called dividend stripping, Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
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
Dutch Taxes on Income and Capital Gains. A shareholder of shares of our common stock will not be subject to any Dutch taxes in respect of dividends distributed by the Company or capital gains realized on the disposition of shares of our common stock (other than the dividend withholding tax described above), provided that:
(1)	such shareholder is neither tax resident nor deemed to be tax resident in The Netherlands, nor has elected to be subject to the rules of the Dutch Income Tax Act 2001 that apply to residents of The Netherlands;

(2)	such shareholder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the shares of common stock are attributable;

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
If a shareholder has a substantial interest in the shares of our common stock and is resident of a country with which The Netherlands has concluded a convention to avoid double taxation, such shareholder may, depending on the terms of such double taxation convention, be eligible for an exemption from Dutch tax on capital gains realized upon the disposition or deemed disposition of shares of our common stock, or to a full or partial exemption from Netherlands income tax on dividends we pay.

Under the U.S.-NL Treaty, capital gains realized by a shareholder that has a substantial interest in the shares of our common stock and is a resident of the United States (as defined in the U.S.-NL Treaty) upon the disposition of shares of our common stock, are, with certain exceptions, generally exempt from Dutch tax.
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

For our fiscal year ended March 31, 2009, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	75.9%	16.1%	4.2%	3.8%
Cost of goods sold	74.9%	16.7%	4.2%	4.2%
Expenses (2)	76.7%	15.0%	2.7%	5.6%
Liabilities (excluding borrowings) (2)	17.7%	79.8%	0.9%	1.6%
For our fiscal year ended March 31, 2008, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	78.5%	13.5%	4.6%	3.4%
Cost of goods sold	78.7%	14.0%	3.9%	3.4%
Expenses (2)	43.1%	53.0%	1.5%	2.4%
Liabilities (excluding borrowings) (2)	21.2%	77.1%	—	1.7%

(1)	Comprises Philippine Pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and Note 11 of our consolidated financial statements in Item 18 for further information regarding the asbestos liability.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2009, there were no such material contracts outstanding.
Funding Under the Amended FFA
The A$ to $ assets and liabilities rate moved favorably for us from 1.0903 at March 31, 2008 to 1.4552 at March 31, 2009, a 33.5% movement, resulting in a $179.7 million favorable impact on our fiscal year 2009 net income. Assuming that our unfunded net Amended FFA liability in Australian dollars remains unchanged at A$958.0 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2009 exchange rate of 1.4552) would have approximately a $59.8 million and $73.2 million favorable and unfavorable impact, respectively, on our net income.
For fiscal year 2008, assuming that our unfunded net Amended FFA liability in Australian dollars remained unchanged at A$904.7 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2008 exchange rate of 1.0903) would have had approximately a $75.4 million and $92.1 million favorable and unfavorable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. As of March 31, 2009 and 2008, all of our borrowings were variable rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of March 31, 2009, we had four interest rate swap contracts with a fair value of $1.9 million, which are included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the company pays on its external debt.

An assumed 15 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2009) would have had a 0.3% change on our fiscal year 2009 income before income taxes.
For fiscal year 2008, an assumed 36 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2008) would have had a 2.3% change on our fiscal year 2008 loss before income taxes.,
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, fuel and cement prices rose in fiscal years 2007 and 2008, but declined in fiscal year 2009. We expect that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term. We have assessed the market risk for pulp and believe that, a $72 per metric ton movement in market pulp prices, which represents approximately 10% of the market pulp price at March 31, 2009, would have had approximately a 0.7% change in our cost of sales in fiscal year 2009. We have also assessed the market risk for cement and believe that, a $10 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at March 31, 2009, would have had approximately a 0.4% change in cost of sales in fiscal year 2009.
For fiscal year 2008, we had assessed the market risk for pulp and believe that an $80 per metric ton price movement in pulp prices, which represented approximately 10% of the average market pulp price in fiscal year 2008, would have had approximately a 1.2% change in cost of sales in fiscal year 2008. We also assessed the market risk for cement and believe that a $10 per metric ton price movement in cement prices, which represented approximately 10% of the average market cement price in fiscal year 2008, would have had approximately a 0.7% change in cost of sales in fiscal year 2008.
Item 12. Description of Securities Other Than Equity Securities
Not Required.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2009, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of March 31, 2009.
The effectiveness of our internal control over financial reporting as of March 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of James Hardie Industries N.V.:
We have audited James Hardie Industries N.V.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, James Hardie Industries N.V. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of James Hardie Industries N.V. and subsidiaries as of March 31, 2009, and the related statements of operations, cash flows, and shareholders’ deficit for the year ended March 31, 2009, and our report dated June 19, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Orange County, California
June 19, 2009

Item 16A. Audit Committee Financial Expert
Our Joint Board has determined that Messrs. Anderson and Harrison are “audit committee financial experts,” as such term is defined by applicable SEC rules, and qualify as independent under the rules of the NYSE.
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
Item 16B. Code of Business Conduct and Ethics
We seek to maintain high standards of integrity and we are committed to ensuring that we conduct our business in accordance with high standards of ethical behavior. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of our activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of our policy that governs compliance with legal and other responsibilities to stakeholders. All of our directors and employees worldwide are reminded annually of the existence of the Code of Business Conduct and Ethics and asked to confirm that they have read it. During fiscal year 2009, the Audit Committee approved updates to the Code of Business Conduct and Ethics based on a review of best practices.
Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding violations of the policy. We have a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All of our employees worldwide are reminded annually of the existence of the Ethics Hotline. Our Code of Business Conduct and Ethics policy prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
During fiscal year 2009, the Audit Committee conducted a review of the operation of our Ethics Hotline and complaint reporting processes to assess the nature and number of complaints submitted, in particular to review fraud and accounting related complaints while maintaining overall visibility to complaints of any other nature. Following its review, the complaint reporting process was revised so that all complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The timing of when the Audit Committee receives the reports depends on the severity of the complaints, with the most serious complaints referred immediately to the Chairman of the Audit Committee and Supervisory Board and less serious complaints reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint. Our Code of Business Conduct and Ethics policy prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve concern about integrity.
We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2009.
Our complete Code of Business Conduct and Ethics is publicly available from the Investor Relations area of our website, www.jameshardie.com.
Item 16C. Principal Accountant Fees and Services
Fees Paid to Our Independent Registered Public Accounting Firm
In December 2007, our Audit Committee and Supervisory Board undertook a competitive bid process to evaluate the alternatives for our independent registered public accounting firm in the interest of good corporate governance. In our 2008 AGM, our shareholders ratified a resolution of the Supervisory Board to approve the engagement of Ernst & Young LLP as our independent registered public accounting firm for the year commencing April 1, 2008.
Fees paid to our independent registered public accounting firm for services provided for fiscal years 2009, 2008 and 2007 were as follows:

	Fiscal Years Ended March 31,
(In millions)	2009	2008	2007
Audit Fees (1)	$2.4	$4.2	$2.1
Audit-Related Fees (2)	—	—	0.1
Tax Fees (3)	—	4.9	8.0

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended March 31, 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of $2.0 million, $0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended March 31, 2008, total audit fees includes fees for statutory reporting of $0.8 million, $0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal years ended March 31, 2009, 2008 and 2007.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not Applicable.

Item 16G. Corporate Governance
See Item 6, “Directors, Senior Management and Employees — Compliance with Corporate Governance Requirements” on pages 81-82 for significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.
Item 17. Financial Statements
Not Applicable.
PART III
Item 18. Financial Statements
See pages F-1 through F-46 included at the end of this annual report.
Item 19. Exhibits
Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on August 20, 2007 of James Hardie Industries N.V. (English Translation) (6)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (2)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Common Terms Deed Poll as amended and restated on February 20, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and James Hardie Industries N.V. (6)

2.4	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.5	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (5)

2.6	Form of 3 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.7	Form of 5 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.8	Form of Rolling 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (including Form of Extension Request) (2)

2.9	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (8)

2.10	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

4.1	Amended and Restated James Hardie Industries N.V. 2001 Equity Incentive Plan (2)

Exhibit
Number	Description of Exhibits

4.2	Executive Incentive Plan 2009 (8)

4.3	Supervisory Board Share Plan 2006 (3)

4.4	James Hardie Industries N.V. Long Term Incentive Plan dated August 1, 2006 and amended on August 22, 2008 (7)

4.5	2005 Managing Board Transitional Stock Option Plan (3)

4.6	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.7	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)

4.9	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)

4.10	Surrender of Freehold Lease among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited); James Hardie Australia Pty Limited and James Hardie Industries N.V. dated October 18, 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (8)

4.11	Lease between Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) and James Hardie Australia Pty Limited dated October 18, 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (8)

4.12	Variation of Lease dated March 23, 2004, among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.13	Lease dated April 3, 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (8)

4.14	Lease Amendment dated March 23, 2004, among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.15	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.16	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005 (3)

4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (2)

4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc. (2)

4.21	Amended and Restated Final Funding Agreement dated November 21, 2006 (4)

4.22	Amended FFA Amendment dated August 6, 2007 (6)

4.23	Amended FFA Amendment dated November 8, 2007 (6)

Exhibit
Number	Description of Exhibits

4.24	Amended FFA Amendment dated June 11, 2008 (6)

4.25	Address for Service of Notice on Trustee dated June 13, 2008 (6)

4.26	Amended FFA Amendment dated July 17, 2008 (8)

4.27	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006 (5)

4.28	Deed Poll dated June, 11, 2008 – amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)

4.29	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005 (3)

4.30	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. dated December 14, 2006 (5)

4.31	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006 (3)

4.32	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006 (5)

4.33	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated December 14, 2006 (5)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm

15.2	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm

15.3	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASTC Settlement Rules as of March 31, 2009 (8)

99.2	Subdivision B, Division 3 of Part 7.2 of the Corporations Act 2001 as of January 1, 2009 (8)

99.3	ASIC Class Order 02/311, dated November 3, 2002 (2)

99.4	ASIC Modification, dated March 7, 2002 (2)

99.5	ASIC Class Order 04/166, dated February 26, 2004 (3)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 6, 2007 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 8, 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Form S-8 dated September 11, 2008 and incorporated herein by reference.

(8)	Previously filed as an exhibit to our Form F-4 dated June 23, 2009 and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES N.V.
Date: June 25, 2009	By:	/s/ Louis Gries
Louis Gries
Chief Executive Officer

JAMES HARDIE INDUSTRIES N.V.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
James Hardie Industries N.V.
We have audited the accompanying consolidated balance sheet of James Hardie Industries N.V. and subsidiaries as of March 31, 2009, and the related consolidated statement of operations, cash flows and shareholders’ deficit for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries N.V. and subsidiaries at March 31, 2009, and the consolidated results of their operations and their cash flows for the year ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries N.V.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Orange County, California
June 19, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V.:
In our opinion, the consolidated balance sheet as of March 31, 2008 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended March 31, 2008 present fairly, in all material respects, the financial position of James Hardie Industries N.V. and its subsidiaries at March 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 27, 2008

James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

	(Millions of
	US dollars)
	March 31	March 31
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$42.4	$35.4
Restricted cash and cash equivalents	5.3	5.0
Restricted cash and cash equivalents — Asbestos	45.4	37.4
Restricted short-term investments — Asbestos	52.9	77.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million and $2.0 million as of March 31, 2009 and March 31, 2008, respectively	111.4	131.4
Inventories	128.9	179.7
Prepaid expenses and other current assets	20.4	28.0
Insurance receivable — Asbestos	12.6	14.1
Workers’ compensation — Asbestos	0.6	6.9
Deferred income taxes	32.5	8.2
Deferred income taxes — Asbestos	12.3	9.1

Total current assets	464.7	532.9
Property, plant and equipment, net	700.8	756.4
Insurance receivable — Asbestos	149.0	194.3
Workers’ compensation — Asbestos	73.8	78.5
Deferred income taxes	2.1	13.2
Deferred income taxes — Asbestos	333.2	397.1
Deposit with Australian Taxation Office	173.5	205.8
Other assets	1.6	1.7

Total assets	$1,898.7	$2,179.9

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$89.1	$107.6
Short-term debt	93.3	90.0
Accrued payroll and employee benefits	35.5	37.0
Accrued product warranties	7.4	6.9
Income taxes payable	1.4	13.0
Asbestos liability	78.2	78.7
Workers’ compensation — Asbestos	0.6	6.9
Other liabilities	9.5	9.1

Total current liabilities	315.0	349.2
Long-term debt	230.7	174.5
Deferred income taxes	100.8	84.2
Accrued product warranties	17.5	10.8
Asbestos liability	1,206.3	1,497.8
Workers’ compensation — Asbestos	73.8	78.5
Other liabilities	63.3	187.5

Total liabilities	2,007.4	2,382.5

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 432,263,720 shares issued at March 31, 2009 and 432,214,668 issued at March 31, 2008	219.2	219.7
Additional paid-in capital	22.7	19.3
Accumulated deficit	(352.8)	(454.5)
Common stock in treasury, at cost, nil shares and 708,695 shares at March 31, 2009 and March 31, 2008, respectively	—	(4.0)
Accumulated other comprehensive income	2.2	16.9

Total shareholders’ deficit	(108.7)	(202.6)

Total liabilities and shareholders’ deficit	$1,898.7	$2,179.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

	Years Ended March 31
(Millions of US dollars, except per share data)	2009	2008	2007

Net sales	$1,202.6	$1,468.8	$1,542.9
Cost of goods sold	(813.8)	(938.8)	(969.9)

Gross profit	388.8	530.0	573.0
Selling, general and administrative expenses	(208.8)	(228.2)	(214.6)
Research and development expenses	(23.8)	(27.3)	(25.9)
Impairment charges	—	(71.0)	—
SCI and other related expenses	—	—	(13.6)
Asbestos adjustments	17.4	(240.1)	(405.5)

Operating income (loss)	173.6	(36.6)	(86.6)
Interest expense	(11.2)	(11.1)	(12.0)
Interest income	8.2	12.2	5.5
Other expense	(14.8)	—	—

Income (loss) before income taxes	155.8	(35.5)	(93.1)
Income tax (expense) benefit	(19.5)	(36.1)	243.9

Income (loss) before cumulative effect of change in accounting principle	136.3	(71.6)	150.8
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, nil and $0.4 million, respectively	—	—	0.9

Net income (loss)	$136.3	$(71.6)	$151.7

Net income (loss) per share — basic	$0.32	$(0.16)	$0.33

Net income (loss) per share — diluted	$0.31	$(0.16)	$0.33

Weighted average common shares outstanding (Millions):
Basic	432.3	455.0	464.6
Diluted	434.5	455.0	466.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

Cash Flows From Operating Activities
Net income (loss)	$136.3	$(71.6)	$151.7
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	56.4	56.5	50.7
Deferred income taxes	(58.2)	(54.0)	(310.4)
Prepaid pension cost	0.7	1.0	(0.4)
Stock-based compensation	7.2	7.7	4.5
Asbestos adjustments	(17.4)	240.1	405.5
Cumulative effect of change in accounting principle	—	—	(0.9)
Other-than-temporary impairment on investments	14.8	—	—
Impairment charges	—	71.0	—
Other	—	(3.4)	1.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	69.0	44.7	(5.0)
Payment to the AICF	(110.0)	—	(146.9)
Accounts and notes receivable	6.6	39.6	(4.8)
Inventories	40.3	(26.6)	(19.5)
Prepaid expenses and other current assets	5.7	4.9	(0.1)
Insurance receivable — Asbestos	16.5	16.7	—
Accounts payable and accrued liabilities	(11.4)	2.6	(18.4)
Asbestos liability	(91.1)	(67.0)	—
Deposit with Australian Taxation Office	(9.9)	(9.7)	(154.8)
ATO settlement payment	(101.6)	—	—
Other accrued liabilities and other liabilities	0.9	66.8	(19.6)

Net cash (used in) provided by operating activities	(45.2)	319.3	(67.1)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(26.1)	(38.5)	(92.6)

Net cash used in investing activities	(26.1)	(38.5)	(92.6)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	128.8	7.0	—
Repayments of short-term borrowings	(125.5)	—	(98.0)
Proceeds from long-term borrowings	431.6	69.5	105.0
Repayments of long-term borrowings	(375.4)	—	(121.7)
Proceeds from issuance of shares	0.1	3.3	18.5
Tax benefit from stock options exercised	—	—	1.8
Treasury stock purchased	—	(208.0)	—
Dividends paid	(34.6)	(126.2)	(42.1)
Collections on loans receivable	—	—	0.1

Net cash provided by (used in) financing activities	25.0	(254.4)	(136.4)

Effects of exchange rate changes on cash	53.3	(25.1)	15.1

Net increase (decrease) in cash and cash equivalents	7.0	1.3	(281.0)
Cash and cash equivalents at beginning of period	35.4	34.1	315.1

Cash and cash equivalents at end of period	$42.4	$35.4	$34.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$8.9	$21.6	$26.1
Short-term deposits	33.5	13.8	8.0

Cash and cash equivalents at end of period	$42.4	$35.4	$34.1

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalized	$7.8	$12.8	$3.9
Cash paid during the year for income taxes, net	$23.2	$70.4	$80.8
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Deficit

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	(Loss) Income	Total
Balances as of March 31, 2006	$253.2	$158.4	$(288.3)	$—	$(28.4)	$94.9

Comprehensive income:
Net income	—	—	151.7	—	—	151.7
Foreign currency translation gain	—	—	—	—	36.5	36.5

Other comprehensive income	—	—	—	—	36.5	36.5

Total comprehensive income						188.2
Adoption of FAS 158, net of tax	—	—	—	—	(2.7)	(2.7)
Stock-based compensation	—	4.5	—	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	—	1.8
Employee loans repaid	—	0.1	—	—	—	0.1
Stock options exercised	3.1	15.4	—	—	—	18.5
Dividends paid	—	—	(42.1)	—	—	(42.1)
Other	(4.5)	—	—	—	—	(4.5)

Balances as of March 31, 2007	$251.8	$180.2	$(178.7)	$—	$5.4	$258.7

Comprehensive loss:
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	—	0.6	0.6
Unrealized loss on investments	—	—	—	—	(4.4)	(4.4)
Foreign currency translation gain	—	—	—	—	15.3	15.3

Other comprehensive income	—	—	—	—	11.5	11.5

Total comprehensive loss						(60.1)
Adoption of FIN 48	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	(208.0)	—	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	204.0	—	—

Balances as of March 31, 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)

Comprehensive income:
Net income	—	—	136.3	—	—	136.3
Pension and post-retirement benefit adjustments	—	—	—	—	0.7	0.7
Unrealized loss on investments	—	—	—	—	4.4	4.4
Foreign currency translation loss	—	—	—	—	(19.8)	(19.8)

Other comprehensive loss	—	—	—	—	(14.7)	(14.7)

Total comprehensive income						121.6
Stock-based compensation	—	7.2	—	—	—	7.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	(0.4)
Stock options exercised	—	0.1	—	—	—	0.1
Dividends paid	—	—	(34.6)	—	—	(34.6)
Treasury stock retired	(0.5)	(3.5)	—	4.0	—	—

Balances as of March 31, 2009	$219.2	$22.7	$(352.8)	$—	$2.2	$(108.7)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fiber cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
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
Previously deconsolidated entities have been consolidated beginning March 31, 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on February 7, 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 11 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

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
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.
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
Accounts Receivable
The Company periodically reviews trade receivables and estimates of the allowance for doubtful accounts. The allowance is determined by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.
Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.
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
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalized as part of the asset’s carrying value and allocated to expense over the asset’s useful life.
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
Environmental Remediation Expenditures
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
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $9.9 million, $11.9 million and $17.0 million during the years ended March 31, 2009, 2008 and 2007, respectively.
Research and Development
Research and development costs are charged to expense when incurred.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.
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
Financial Instruments
To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
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
Stock-based Compensation
The Company recognized stock-based compensation expense (included in selling, general and administrative expense) of $7.2 million, $7.7 million and $5.8 million for the years ended March 31, 2009, 2008 and 2007, respectively.
Upon adoption of SFAS No. 123R, “Accounting for Stock-Based Compensation”, at the beginning of fiscal year 2007, the Company analyzed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of $1.3 million net of an income tax benefit of $0.4 million was recorded effective April 1, 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to U.S.-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended March 31, 2007, the amount of the cumulative adjustment related to U.S.-based employees was $1.0 million for which the related USA income tax adjustment was $0.4 million.
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as shares issued pursuant to exercise of options granted under share option plans, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended March 31
(Millions of shares)	2009	2008	2007

Basic common shares outstanding	432.3	455.0	464.6
Dilutive effect of stock awards	2.2	—	1.8

Diluted common shares outstanding	434.5	455.0	466.4

(US dollars)	2009	2008	2007

Net income (loss) per share — basic	$0.32	$(0.16)	$0.33
Net income (loss) per share — diluted	$0.31	$(0.16)	$0.33
Potential common shares of 19.0 million, 10.4 million and 7.7 million for the years ended March 31, 2009, 2008 and 2007, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Repurchased Common Stock
The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders’ equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.
Accumulated Other Comprehensive Income
Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealized losses on investments and unrecognized pension costs, and is presented as a separate component of shareholders’ deficit.
Asbestos
At March 31, 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on December 1, 2005. The amount of the asbestos provision of $715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on April 6, 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on November 21, 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended March 31, 2007, the Company classified the expense related to the increase of the asbestos liability as Asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an Income tax (expense) benefit on its consolidated statements of operations.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies, and makes compensation payments in respect of those proven claims.
AICF
Under the terms of the Amended FFA, the Performing Subsidiary has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities”.
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
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
Included in insurance receivable is $10.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The portion of the KPMG Actuaries estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in Other Liabilities on the consolidated balance sheets.
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
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the Asbestos deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent fiscal year.
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
Recent Accounting Pronouncements
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations (“SFAS No. 141R”)”, which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for the Company for business combinations for which the acquisition date is on or after April 1, 2009. The adoption of SFAS No. 141R will not have a material impact on the Company’s financial statements unless acquisitions are made.
Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on April 1, 2009. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s financial statements.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company April 1, 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s financial statements.
Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s financial statements.
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	March 31
(Millions of US dollars)	2009	2008

Cash at bank and on hand	$8.9	$21.6
Short-term deposits	33.5	13.8

Total cash and cash equivalents	$42.4	$35.4

Short-term deposits are placed at floating interest rates varying between 0.18% to 5.00% and 2.14% to 2.93% as of March 31, 2009 and 2008, respectively.
4. Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is $5.3 million and $5.0 million related to an insurance policy as of March 31, 2009 and 2008, respectively.
5. Accounts and Notes Receivable
Accounts and notes receivable consist of the following components:

	March 31
(Millions of US dollars)	2009	2008

Trade receivables	$96.6	$122.7
Other receivables and advances	16.2	10.7
Allowance for doubtful accounts	(1.4)	(2.0)

Total accounts and notes receivable	$111.4	$131.4

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	March 31
(Millions of US dollars)	2009	2008

Balance at beginning of period	$2.0	$1.5
Charged to expense	0.4	0.6
Costs and deductions	(1.0)	(0.1)

Balance at end of period	$1.4	$2.0

6. Inventories
Inventories consist of the following components:

	March 31
(Millions of US dollars)	2009	2008

Finished goods	$82.5	$127.4
Work-in-process	4.7	8.4
Raw materials and supplies	48.9	51.0
Provision for obsolete finished goods and raw materials	(7.2)	(7.1)

Total inventories	$128.9	$179.7

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at March 31, 2007:
Cost	$16.9	$218.3	$811.3	$117.3	$1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	16.9	178.3	515.2	117.3	827.7
Changes in net book value:
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	—	—	(1.2)	—	(1.2)
Depreciation	—	(12.0)	(44.5)	—	(56.5)
Impairment	—	(16.7)	(54.3)	—	(71.0)
Other movements	—	—	5.2	—	5.2
Foreign currency translation adjustments	—	—	13.7	—	13.7

Total changes	0.3	(21.4)	(15.3)	(34.9)	(71.3)
Balance at March 31, 2008:
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	$17.2	$156.9	$499.9	$82.4	$756.4

Changes in net book value:
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	—	(9.4)	(47.0)	—	(56.4)
Other movements	—	—	(0.2)	—	(0.2)
Foreign currency translation adjustments	—	—	(25.1)	—	(25.1)

Total changes	0.8	(6.0)	(19.6)	(30.8)	(55.6)
Balance at March 31, 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $0.1 million, $0.6 million and $5.3 million for the years ended March 31, 2009, 2008 and 2007, respectively. Depreciation expense for continuing operations was $56.4 million, $56.5 million and $50.7 million for the years ended March 31, 2009, 2008 and 2007, respectively.
Included in property, plant and equipment are restricted assets of the AICF with a net book value of $0.8 million and $0.6 million as of March 31, 2009 and 2008, respectively.
Asset Impairments
The Company recorded an asset impairment charge of $32.4 million in the year ended March 31, 2008 in its USA and Europe Fiber Cement segment related to the suspension of production at its Blandon, Pennsylvania plant in the United States. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of $25.4 million in the year ended March 31, 2008 in its USA and Europe Fiber Cement segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of $13.2 million in the year ended March 31, 2008 related to buildings and machinery utilized to produce materials for the Company’s products. This asset impairment was recorded in its USA and Europe Fiber Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	March 31
(Millions of US dollars)	2009	2008

Trade creditors	$44.4	$73.7
Other creditors and accruals	44.7	33.9

Total accounts payable and accrued liabilities	$89.1	$107.6

9. Short and Long-Term Debt
Debt consists of the following components:

	March 31
(Millions of US dollars)	2009	2008

Short-term debt	$93.3	$90.0
Long-term debt	230.7	174.5

Total debt (1)	$324.0	$264.5

(1)	Total debt at 1.48% and 3.63% weighted average interest rates at March 31, 2009 and 2008, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
At March 31, 2009, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	1.43%	$68.3	$43.3

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.85%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.37%	245.0	205.7

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.78%	45.0	25.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$324.0

Credit facilities as of March 31, 2009 consist of 364-day facilities in the amount of $68.3 million, which as of March 31, 2009, mature in June 2009. The Company is aware that $51.6 million of this amount will not be extended. The remaining $16.7 million of these credit facilities has been extended to June 2010.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At March 31, 2009, there was $324.0 million drawn under the combined facilities and $174.3 million was available.
At March 31, 2009, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
10. Product Warranties
The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is $1.9 million and $2.7 million as of March 31, 2009 and 2008, respectively.
The following are the changes in the product warranty provision:

	Years Ended
	March 31
(Millions of US dollars)	2009	2008

Balance at beginning of period	$17.7	$15.2
Accruals for product warranties	14.6	10.2
Settlements made in cash or in kind	(7.1)	(7.9)
Foreign currency translation adjustments	(0.3)	0.2

Balance at end of period	$24.9	$17.7

11. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

Change in estimates:
Change in actuarial estimate — asbestos liability	$(180.9)	$(175.0)	$50.3
Change in actuarial estimate — insurance receivable	19.8	27.4	(22.6)
Change in estimate — AICF claims-handling costs	(1.2)	(6.5)	0.8
Change in estimate — other	—	1.2	—

Subtotal — Change in estimates	(162.3)	(152.9)	28.5

Gain (loss) on foreign currency exchange	179.7	(87.2)	(94.5)
Tax impact related to the implementation of the Amended FFA	—	—	(335.0)
Other adjustments	—	—	(4.5)

Total Asbestos Adjustments	$17.4	(240.1)	$(405.5)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	March 31
(Millions of US dollars)	2009	2008

Asbestos liability — current	$(78.2)	$(78.7)
Asbestos liability — non-current	(1,206.3)	(1,497.8)

Asbestos liability — Total	(1,284.5)	(1,576.5)

Insurance receivable — current	12.6	14.1
Insurance receivable — non-current	149.0	194.3

Insurance receivable — Total	161.6	208.4

Workers’ compensation asset — current	0.6	6.9
Workers’ compensation asset — non-current	73.8	78.5
Workers’ compensation liability — current	(0.6)	(6.9)
Workers’ compensation liability — non-current	(73.8)	(78.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	12.3	9.1
Deferred income taxes — non-current	333.2	397.1

Deferred income taxes — Total	345.5	406.2

Income tax payable (reduction in income tax payable)	22.8	20.4
Other net liabilities	(2.0)	(3.4)

Net Amended FFA liability	(756.6)	(944.9)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	98.3	115.1

Unfunded Net Amended FFA liability	$(658.3)	$(829.8)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2009.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The changes in the asbestos liability for the year ended March 31, 2009 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Asbestos liability — March 31, 2008	A$ (1,718.9)	1.0903	$(1,576.5)

Asbestos claims paid (1)	111.5	1.2600	88.5
AICF claims-handling costs incurred (1)	3.3	1.2600	2.6
Change in actuarial estimate (2)	(263.3)	1.4552	(180.9)
Change in estimate of AICF claims-handling costs (2)	(1.8)	1.4552	(1.2)
Gain on foreign currency exchange			383.0

Asbestos liability — March 31, 2009	A$(1,869.2)	1.4552	$(1,284.5)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended March 31, 2009 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Insurance receivable — March 31, 2008	A$227.2	1.0903	$208.4

Insurance recoveries (1)	(20.8)	1.2600	(16.5)
Change in actuarial estimate (2)	28.8	1.4552	19.8
Loss on foreign currency exchange			(50.1)

Insurance receivable — March 31, 2009	A$235.2	1.4552	$161.6

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2009 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Deferred tax assets — March 31, 2008	A$442.9	1.0903	$406.2

Amounts offset against income tax payable (1)	(11.1)	1.2600	(8.8)
Impact of change in actuarial estimates (2)	70.9	1.4552	48.7
Loss on foreign currency exchange			(100.6)

Deferred tax assets — March 31, 2009	A$502.7	1.4552	$345.5

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2009 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At March 31, 2009 and March 31, 2008, this amount was $22.8 million and $20.4 million, respectively. During the year ended March 31, 2009, there was a $6.3 million unfavorable effect of foreign currency exchange.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $2.2 million and $3.3 million at March 31, 2009 and 2008, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of $0.2 million at March 31, 2009 and a net liability of $0.1 million at March 31, 2008. During the year ended March 31, 2009, there was a $0.8 million favorable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2009, no short-term investments were purchased or sold.
The changes in the restricted cash and short-term investments of the AICF for the year ended March 31, 2009 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — March 31, 2008	A$125.5	1.0903	$115.1

Asbestos claims paid (1)	(111.5)	1.2600	(88.5)
Payments received in accordance with AFFA (2)	114.7	1.0648	107.7
Interest payments received in accordance with AFFA (2)	3.3	1.4368	2.3
AICF operating costs paid — claims-handling (1)	(3.3)	1.2600	(2.6)
AICF operating costs paid — non claims-handling (1)	(0.9)	1.2600	(0.7)
Insurance recoveries (1)	20.8	1.2600	16.5
Interest and investment income (1)	8.1	1.2600	6.4
Loss on investments (1)	(13.1)	1.2600	(10.4)
Other (1)	(0.5)	1.2600	(0.4)
Loss on foreign currency exchange			(47.1)

Restricted cash and cash equivalents and restricted short-term investments — March 31, 2009	A$143.1	1.4552	$98.3

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The weighted average exchange rate for the actual exchange rates received on payment are used to convert the Australian dollar amount to U.S. dollars.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2009. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under U.S. GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.8 billion ($1.2 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.1 billion ($2.1 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2009 and to adjust for payments made to claimants during the year then ended.
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
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2009, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.1 billion ($2.1 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$462.3 million ($317.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$83.5 million ($57.4 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.2 billion ($0.8 billion) to A$2.6 billion ($1.8 billion) (undiscounted, but inflated, estimates of A$1.9 billion ($1.3 billion) to A$5.5 billion ($3.8 billion)), as of March 31, 2009. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
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
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended March 31
	2009	2008	2007	2006 (1)	2005

Number of open claims at beginning of period	523	490	564	712	687
Number of new claims	607	552	463	346	489
Number of closed claims	596	519	537	502	464
Number of open claims at end of period	534	523	490	556	712
Average settlement amount per settled claim	A$190,638	A$147,349	A$166,164	A$151,883	A$157,594
Average settlement amount per case closed	A$168,248	A$126,340	A$128,723	A$122,535	A$136,536

Average settlement amount per settled claim	$ 151,300	$ 128,096	$ 127,163	$ 114,318	$ 116,572
Average settlement amount per case closed	$ 133,530	$ 109,832	$ 98,510	$ 92,229	$ 100,996

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 were not available at the time the Company’s financial statements were prepared.
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
12. Fair Value Measurements
On April 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 defines fair value as the prices that would need to be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:
Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Level 2 — Other observable inputs available at the measurement date, other than the quoted prices included in Level 1, either directly or indirectly, including:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets in non-active markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs derived principally from or corroborated by other observable market data.
Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at the fair value on a recurring basis at March 31, 2009 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
		Using Inputs Considered as
	Fair Value at
(Millions of US Dollars)	March 31, 2009	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$42.4	$42.4	$—	$—
Restricted cash and cash equivalents	50.7	50.7	—	—
Restricted short-term investments	52.9	52.9	—	—

Total Assets	$146.0	$146.0	$—	$—

Liabilities
Accounts Payable	1.9	—	1.9	—

Total Liabilities	$1.9	$—	$1.9	$—

Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The fair value of these investments decreased $10.4 million and $4.4 million in the years ended March 31, 2009 and 2008, respectively. At March 31, 2008, the Company had recorded the $4.4 million loss as unrealized and as a separate component of accumulated other comprehensive income. However, at March 31, 2009, the Company determined these investments were other than temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the deepness of the discount of the fair value compared to the assets cost. The Company realized the entire $14.8 million change in fair value as a loss on the Consolidated Statement of Operations within the line item Other Expense.
At March 31, 2009, the Company had four interest rate swap contracts with a fair value of $1.9 million, which are included in Accounts Payable. Movements in the fair value of these interest rate swaps are recorded in the statement of operations in Interest Expense and Interest Income. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external debt.
13. Commitment and Contingencies
ASIC Proceedings
Judgment
On April 23, 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission (“ASIC”) in February 2007 in the Supreme Court of New South Wales against the Company, a former related entity JHIL (now ABN 60), and ten former directors and officers.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
As against the Company, Justice Gzell found that:
•	the Company did not comply with section 1041E of Australia’s Corporations Act 2001 (Cth) (“Act”) (false or misleading statements) and section 1041H of the Act (misleading or deceptive conduct) by delivering a set of slides to the Australian Securities Exchange (“ASX”) in June 2002 that referred to the creation and funding of the Medical Research and Compensation Foundation by ABN 60 in February 2001, and

•	the Company did not comply with section 674(2) of the Act (continuous disclosure) in the period March 25 to June 30, 2003 in not disclosing the transfer of JHIL out of the James Hardie Group.
However, Justice Gzell dismissed the remaining allegations made by ASIC against the Company in relation to statements made by its former CEO, Peter Macdonald, in Edinburgh and London in June 2002.
Justice Gzell also made findings against ABN 60 and each of the former directors and officers (details of which may be obtained from ASIC’s website), but also dismissed several allegations made by ASIC against these parties.
There will be a further hearing in late July 2009 in relation to exoneration and penalties, which may involve further evidence. Orders as to costs and penalties are expected to be entered after this process.
Appeal
The Company is considering its position regarding an appeal.
Indemnities
As noted previously, the Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defense costs of the ASIC proceedings. The Company has and may continue to incur costs under these indemnities which may be significant. In this respect, the Company has obligations, or has agreed, to advance funds in respect of defense costs and such advances have been and may continue to be made. Currently, a portion of the defense costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this arrangement to continue. The Company notes that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred. The Company may also incur a liability to meet a proportion of ASIC’s costs of the ASIC proceedings.
There remains uncertainty surrounding the likely outcome of the ASIC proceedings and any potential appeals. There is a possibility that the Company could become responsible for other amounts in addition to defense costs, such as a proportion of ASIC’s costs, as noted above. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.
Chile Litigation
On April 24, 2009, a trial court in Santiago, Chile awarded the equivalent of $13.4 million in damages against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fiber cement manufacturer in Chile Producción Química y Electrónica Quimel S.A. (“Quimel”) also joined the proceedings.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the Company retained conduct of the defense of the matters.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing. This action resulted in the $13.4 million damages award which is now the subject of the appeal by FC Volcan.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing.
The Company denied and continues to deny the allegations of predatory pricing in Chile. The Company retained conduct of the appeal of the two civil damages matters. The Company intends to vigorously pursue all appellate and other alternatives as it does not concur with the decision of the trial court. The Company also intends to exercise its rights under the indemnification provisions, including applicable conditions and limitations.
As at March 31, 2009 management believes it has adequately provided for this contingency as required under SFAS No. 5.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters is not expected to have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings, the Chile litigation and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2009:

Years ending March 31:	(Millions of US dollars)

2010	$14.0
2011	12.2
2012	11.0
2013	10.4
2014	10.3
Thereafter	38.9

Total	$96.8

Rental expense amounted to $14.5 million, $10.2 million and $12.1 million for the years ended March 31, 2009, 2008 and 2007, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $0.6 million at March 31, 2009.
Note 11 Asbestos and Note 14 Income Taxes contain certain additional disclosures relating to commitments and contingencies.
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit for continuing operations consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

(Loss) income from continuing operations before income taxes:
Domestic (1)	$24.6	$80.1	$110.9
Foreign	131.2	(115.6)	(204.0)

(Loss) income from continuing operations before income taxes	$155.8	$(35.5)	$(93.1)

Income tax (expense) benefit:
Current:
Domestic (1)	$(0.1)	$(7.1)	$0.4
Foreign	37.4	(102.1)	(63.7)

Current income tax (expense) benefit	37.3	(109.2)	(63.3)

Deferred:
Domestic (1)	(0.1)	(0.2)	0.1
Foreign	(56.7)	73.3	307.1

Deferred income tax (expense) benefit	(56.8)	73.1	307.2

Total income tax (expense) benefit for continuing operations	$(19.5)	$(36.1)	$243.9

(1)	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
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

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

Income tax benefit (expense) computed at statutory tax rates	$(47.0)	$7.8	$16.2
U.S. state income taxes, net of the federal benefit	(2.9)	(1.9)	(6.5)
Asbestos provision	—	—	242.0
Asbestos — effect of foreign exchange	51.2	(27.5)	(24.1)
Benefit from Dutch financial risk reserve regime	1.8	7.3	8.1
Expenses not deductible	(7.8)	(3.2)	(1.7)
Non-assessable items	1.6	2.7	1.8
Losses not available for carryforward	(4.1)	(1.4)	(3.2)
Change in reserves	(13.4)	(18.5)	10.4
Taxes on foreign income	(2.7)	(2.1)	(1.9)
State amended returns and audit	3.0	—	—
Change in tax law	—	—	3.0
Other items	0.8	0.7	(0.2)

Total income tax (expense) benefit	$(19.5)	$(36.1)	$243.9

Effective tax rate	12.5%	101.7%	262.0%

Deferred tax balances consist of the following components:

	March 31
(Millions of US dollars)	2009	2008

Deferred tax assets:
Asbestos liability	$345.5	$406.2
Other provisions and accruals	28.5	27.0
Net operating loss carryforwards	1.9	6.3
Capital loss carryforwards	22.8	40.0
Taxes on intellectual property transfer	3.6	6.5
Prepayments	4.2	2.9
Foreign currency movements	6.6	—
Other	2.1	0.8

Total deferred tax assets	415.2	489.7
Valuation allowance	(22.8)	(45.1)

Total deferred tax assets, net of valuation allowance	392.4	444.6

Deferred tax liabilities:
Property, plant and equipment	(105.7)	(93.4)
Accrued interest income	(7.5)	—
Foreign currency movements	—	(15.2)

Total deferred tax liabilities	(113.2)	(108.6)

Net deferred tax assets	$279.2	$336.0

Under SFAS No. 109, “Accounting for Income Taxes”, the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to all of its Australian capital loss carryforwards. The valuation allowance decreased by $22.3 million during the fiscal year 2009 due to foreign currency movements and write-offs of certain losses as part of the ATO settlement.
At March 31, 2009, the Company had Australian tax loss carryforwards of approximately $1.9 million that will never expire.
At March 31, 2009, the Company had $76.0 million in Australian capital loss carryforwards which will never expire. At March 31, 2009, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
At March 31, 2009, the undistributed earnings of non-Dutch subsidiaries approximated $724.9 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
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
In fiscal years 2009, 2008 and 2007, the Company recorded income tax benefit of $3.0, nil and $10.4 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to U.S. federal examinations by U.S. Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
The Company currently derives significant tax benefits under the U.S.-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on February 1, 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organizational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.
The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements under FASB Interpretation No. 48 (“FIN 48”) for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2009 for the treaty benefits.
FASB Interpretation No. 48
The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes” on April 1, 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of $78.0 million. As of the adoption date, the Company had $39.0 million of gross unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was $39.7 million.
As of March 31, 2009 the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is a benefit of $12.3 million and an expense of $16.0 million, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

	Unrecognized	Interest and
(US$ millions)	Tax Benefits	Penalties
Balance at April 1, 2007	$39.0	$39.7
Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at March 31, 2008	$61.9	$47.0
Additions for tax positions of the current year	1.7	—
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at March 31, 2009	$12.3	$(16.0)

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended March 31, 2009 and 2008, the total amount of interest and penalties recognized in tax expense/(benefit) was a benefit of $14.3 million and an expense of $1.8 million, respectively.
The liabilities associated with FIN 48 are included in other non-current liabilities on the Company’s consolidated balance sheet.
A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended March 31, 1999.
On May 30, 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (“Objection Decision”). On July 11, 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI’s trial is scheduled to take place no later than September 2009.
The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2009 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to March 31, 2009 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit. As at March 31, 2009 and 2008, this deposit totaled $173.5 million and $205.8 million, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
ATO Settlement
As announced on December 12, 2008, the Company and the ATO reached an agreement that finalized tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended March 31, 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of A$153.0 million ($101.6 million) in December 2008.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On June 23, 2008, the IRS had issued the Company with a NOPA that concluded that the Company did not qualify for the United States — Netherlands Treaty Limitations on Benefits (“LOB”) provision of the U.S.-Netherlands Treaty applying from early 2006 and that accordingly it was not entitled to beneficial withholding tax rates on payments from the Company’s United States subsidiaries to its Netherlands companies for the calendar years 2006 and 2007.
On April 15, 2009 the Company announced that the Appeals Division of the IRS had entered into a settlement agreement with the Company’s subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS has concluded that, for those years, the Company is entitled to reduced withholding tax rates under the LOB for certain payments from the Company’s United States subsidiaries to its Netherlands companies. There is no impact on the Company’s fiscal year 2009 results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge the Company’s qualification for benefits in later years.
The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2009 for the treaty benefits.
15. Stock-Based Compensation
At March 31, 2009, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI NV 2001 Equity Incentive Plan; the 2005 Managing Board Transitional Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2008 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity award grants as estimated using pricing models was $7.2 million, $7.7 million and $5.8 million for the years ended March 31, 2009, 2008 and 2007, respectively. As of March 31, 2009, the unrecorded deferred stock-based compensation balance related to equity awards was $9.9 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 2.5 years.
JHI NV 2001 Equity Incentive Plan
Under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by our shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganization. The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On October 19, 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the 2001 Equity Incentive Plan to key U.S. executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

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
The following table summarizes the additional option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price	Granted	Date

December 2001	A$ 5.65	4,248,417	December 2011
December 2002	A$ 6.66	4,037,000	December 2012
December 2003	A$ 7.05	6,179,583	December 2013
December 2004	A$ 5.99	5,391,100	December 2014
February 2005	A$ 6.30	273,000	February 2015
December 2005	A$ 8.90	5,224,100	December 2015
March 2006	A$ 9.50	40,200	March 2016
November 2006	A$ 8.40	3,499,490	November 2016
March 2007	A$ 8.90	179,500	March 2017
March 2007	A$ 8.35	151,400	March 2017
December 2007	A$ 6.38	5,031,310	December 2017
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
Under the 2001 Equity Incentive Plan, the Company granted 1,690,711 and nil restricted shares of common stock to its employees in the years ended March 31, 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At March 31, 2009 and 2008, there were 1,320,000 options outstanding under this plan.
On November 22, 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, the Company will reapply the vesting criteria to those options on that business day.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At March 31, 2009, there were 2,148,000 options outstanding under this plan.
Under the LTIP, the Company granted 1,569,622 and nil restricted shares of common stock to its employees in the years ended March 31, 2009 and 2008, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At March 31, 2009, 79,342 shares had been acquired under this plan.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
Stock Options
The following table summarizes all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at March 31, 2007	19,420,793	18,939,817	A$	7.52

Granted	(6,047,310)	6,047,310	A$	6.62
Exercised	—	(606,079)	A$	6.33
Forfeited	2,190,811	(2,190,811)	A$	7.79

Balance at March 31, 2008	15,564,294	22,190,237	A$	7.29

Newly Authorized	4,291,230	—
Granted	—	—
Exercised	—	(25,000)	A$	5.99
Forfeited	3,892,309	(3,892,309)	A$	7.34

Balance at March 31, 2009	23,747,833	18,272,928	A$	7.28

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued and recognize this estimated value as compensation expense over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the year ended March 31, 2009. For the years ended March 31, 2008 and 2007, the Company granted 5,031,310 and 3,830,390 stock options under the 2001 Equity Incentive Plan, respectively. For the years ended March 31, 2008 and 2007, the Company granted 1,016,000 and 1,132,000 stock options under the LTIP, respectively.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the years ended March 31:

	2008		2007

Dividend yield		5.0%		1.5%
Expected volatility		30.0%		28.1%
Risk free interest rate		3.4%		4.6%
Expected life in years		4.4		5.1
Weighted average fair value at grant date	A$	1.13	A$	2.40
Number of stock options		5,031,310		3,830,390

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the years ended March 31:

	2008		2007

Dividend yield		5.0%		1.6%
Expected volatility		32.1%		28.1%
Risk free interest rate		4.2%		4.6%
Weighted average fair value at grant date	A$	3.14	A$	3.30
Number of stock options		1,016,000		1,132,000
The total intrinsic value of stock options exercised was nil, A$1.2 million and A$10.3 million for the years ended March 31, 2009, 2008 and 2007, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 and A$2.61 during the years ended March 31, 2008 and 2007, respectively.
Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, nil and $1.8 million for the years ended March 31, 2009, 2008 and 2007, respectively.
The following table summarizes outstanding and exercisable options as of March 31, 2009:

	(In Australian dollars)
	Options Outstanding						Options Exercisable
		Weighted	Weighted					Weighted
		Average	Average		Aggregate			Average		Aggregate
Exercise		Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price	Number	Life (in Years)	Price		Value		Number	Price		Value

A$ 3.09	409,907	1.6	A$	3.09		454,997	409,907	A$	3.09	A$	454,997
3.13	100,435	0.6		3.13		107,465	100,435		3.13		107,465
5.06	617,592	2.7		5.06		—	617,592		5.06		—
5.99	2,226,125	5.7		5.99		—	2,226,125		5.99		—
6.30	93,000	5.9		6.30		—	93,000		6.30		—
6.38	3,408,084	8.7		6.38		—	1,010,930		6.38		—
6.45	851,000	3.6		6.45		—	851,000		6.45		—
7.05	2,019,250	4.7		7.05		—	2,019,250		7.05		—
7.83	1,016,000	8.4		7.83		—	—		—		—
8.35	151,400	8.0		8.35		—	75,700		8.35		—
8.40	3,143,835	7.6		8.40		—	1,124,656		8.40		—
8.53	1,320,000	6.7		8.53		—	1,320,000		8.53		—
8.90	2,876,100	6.7		8.90		—	2,867,550		8.90		—
9.50	40,200	6.9		9.50		—	40,200		9.50		—

Total	18,272,928	6.6	A$	7.27	A$	562,462	12,756,345	A$	6.83	A$	562,462

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$4.20 as of March 31, 2009, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company accounts for restricted stock in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of restricted stock issued and recognize this estimated value as compensation expense over the periods in which the restricted stock vests.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The following table summarizes all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Grant
	Shares	Date Fair Value
Nonvested at April 1, 2008	—		—

Granted	3,260,333	A$	3.98
Vested	(24,052)		3.85
Forfeited	(245,220)		4.40

Nonvested at March 31, 2009	2,991,061	A$	3.95

Restricted Stock — time vesting
The Company granted restricted stock units to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted

June 17, 2008	JHI NV 2001 Equity Incentive Plan	698,440
September 15, 2008	Long-Term Incentive Plan	201,324
December 17, 2008	JHI NV 2001 Equity Incentive Plan	992,271

		1,892,035

The fair value of each restricted stock unit is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.
The following table includes the assumptions used for restricted stock grants valued during the year ended March 31, 2009. There were no restricted stock units granted during the years ended March 31, 2008 and 2007.

	June 17, 2008		September 15, 2008		December 17, 2008
	Grant		Grant		Grant

Dividend yield	$0.20 per annum		$0.20 per annum			2.9%
Risk free interest rate		2.9%		1.8%		1.3%
Expected life in years		2.0		2.0		3.0
JHX stock price at grant date	A$	4.93	A$	4.98	A$	3.85
Number of restricted stock units		698,440		201,324		992,271
Restricted Stock — market condition
Under the terms of the Long-Term Incentive Plan (LTIP) the Company granted 1,368,298 restricted stock units to members of executive management. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP rules.
The fair value of each restricted stock unit, granted under the LTIP, is estimated using the Monte Carlo method.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
The following table includes the assumptions used for restricted stock grants, under the LTIP, valued during the year ended March 31, 2009. There were no restricted stock units granted during the years ended March 31, 2008 and 2007.

	September 15, 2008		December 17, 2008
	Grant		Grant

Dividend yield		3.9%		2.9%
Expected volatility		34.9%		37.6%
Risk free interest rate		2.6%		1.3%
Expected life in years		3.0		3.0
JHX stock price at grant date	A$	4.98	A$	3.85
Number of restricted stock units		822,541		545,757
16. Share Repurchase Program
On August 15, 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased nil and 35.7 million shares of common stock during the years ended March 31, 2009 and 2008, respectively. The shares repurchased during the year ended March 31, 2008 had an aggregate cost of A$236.4 million ($208.0 million) and the average price paid per share of common stock was A$6.62 ($5.83). The U.S. dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on March 31, 2008. On March 27, 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on August 20, 2008.
17. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centers. On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other, into one operating segment, USA and Europe Fiber Cement. On May 22, 2008, the Company ceased the operation of its pipe business in the United States. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

USA & Europe Fiber Cement	$929.3	$1,170.5	$1,291.2
Asia Pacific Fiber Cement	273.3	298.3	251.7

Worldwide total	$1,202.6	$1,468.8	$1,542.9

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

	Income (Loss) Before Income Taxes
	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

USA & Europe Fiber Cement (2), (3)	$199.3	$235.2	$353.1
Asia Pacific Fiber Cement (2)	47.1	50.3	39.4
Research and Development (2)	(18.9)	(18.1)	(17.1)

Segments total	227.5	267.4	375.4
General Corporate (4), (5)	(53.9)	(304.0)	(462.0)

Total operating income (loss)	173.6	(36.6)	(86.6)
Net interest (expense) income (6)	(3.0)	1.1	(6.5)
Other expense	(14.8)	—	—

Worldwide total	$155.8	$(35.5)	$(93.1)

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2009	2008

USA & Europe Fiber Cement	$772.6	$846.4
Asia Pacific Fiber Cement	167.9	218.3
Research and Development	12.2	13.9

Segments total	952.7	1,078.6
General Corporate (7), (8)	946.0	1,101.3

Worldwide total	$1,898.7	$2,179.9

Geographic Areas

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2009	2008	2007

USA	$912.2	$1,153.1	$1,279.4
Australia	193.2	198.6	169.0
New Zealand	50.0	67.3	54.4
Other Countries	47.2	49.8	40.1

Worldwide total	$1,202.6	$1,468.8	$1,542.9

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2009	2008

USA	$774.4	$846.6
Australia	99.8	139.0
New Zealand	27.1	26.1
Other Countries	51.4	66.9

Segments total	952.7	1,078.6
General Corporate (7), (8)	946.0	1,101.3

Worldwide total	$1,898.7	$2,179.9

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $8.0 million, $7.7 million and $11.1 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the USA and Europe Fiber Cement segment. Research and development costs of $1.2 million, $1.6 million and $1.8 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $14.4 million, $18.0 million and $13.0 million in fiscal years 2009, 2008 and 2007, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of $4.5 million, $0.1 million and $4.1 million in fiscal years 2009, 2008 and 2007, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $23.8 million, $27.3 million and $25.9 million for the years ended March 31, 2009, 2008 and 2007, respectively.

(3)	Included in USA and Europe Fiber Cement for the year ended March 31, 2008 are asset impairment charges of $71.0 million.

(4)	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Included in General Corporate for the year ended March 31, 2009 are favorable asbestos adjustments of $17.4 million, AICF SG&A expenses of $0.7 million and ASIC expenses of $14.0 million. Included in General Corporate for the year ended March 31, 2008 are unfavorable asbestos adjustments of $240.1 million, AICF SG&A expenses of $4.0 million and ASIC expenses of $5.5 million. Included in General Corporate for the year ended March 31, 2007 are unfavorable asbestos adjustments of $405.5 million and ASIC expenses of $0.2 million.

(5)	Includes costs of nil, nil, and $13.6 million for SCI and other related expenses in fiscal years 2009, 2008 and 2007, respectively.

(6)	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of $6.4 million, $9.4 and nil in fiscal years 2009, 2008 and 2007, respectively. See Note 11.

(7)	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

(8)	Asbestos-related assets at March 31, 2009 and 2008 are $681.0 million and $817.1 million, respectively, and are included in the General Corporate segment. See Note 11.
Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
These three customers’ accounts receivable represented 35% and 42% of the Company’s trade accounts receivable at March 31, 2009 and 2008, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fiber Cement segment:

	Years Ended March 31
(Millions of US dollars)	2009		2008		2007
		%		%		%

Customer A	$277.1	23.0	$431.3	27.9	$446.3	26.7
Customer B	149.6	12.4	167.3	10.8	168.9	10.3
Customer C	46.8	3.9	108.2	7.0	172.3	10.1

	$473.5		$706.8		$787.5
Approximately 24% of the Company’s fiscal year 2009 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-U.S. operations on translation into U.S. dollars.
18. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	March 31
(Millions of US dollars)	2009	2008

Pension and post-retirement benefit adjustments (net of $1.1 million and $1.0 million tax benefit, respectively)	$(1.4)	$(2.1)
Unrealized loss on restricted short-term investments	—	(4.4)
Foreign currency translation adjustments	3.6	23.4

Total accumulated other comprehensive income	$2.2	$16.9

James Hardie Industries N.V. and Subsidiaries
Selected Quarterly Financial Data
(unaudited, not forming part of the consolidated financial statements)
The information furnished in the selected quarterly financial data for the years ended March 31, 2009 and 2008 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended March 31, 2009				Year Ended March 31, 2008
	By Quarter				By Quarter
(Millions of US dollars)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$365.0	$341.9	$254.4	$241.3	$424.4	$390.1	$341.4	$312.9
Cost of goods sold	(241.0)	(228.7)	(172.0)	(172.1)	(257.5)	(251.3)	(224.3)	(205.7)

Gross profit	124.0	113.2	82.4	69.2	166.9	138.8	117.1	107.2
Operating income (loss)	22.9	192.2	118.9	(160.4)	75.0	44.7	25.2	(181.5)
Interest expense	(2.6)	(2.3)	(2.5)	(3.8)	(1.3)	(2.5)	(2.9)	(4.4)
Interest income	1.5	2.6	1.4	2.7	1.8	4.5	3.7	2.2
Other expense	—	—	—	(14.8)	—	—	—	—
Income (loss) from continuing operations before income taxes	21.8	192.5	117.8	(176.3)	75.5	46.7	26.0	(183.7)
Income tax (expense) benefit	(20.4)	(39.0)	(6.8)	46.7	(36.4)	(27.6)	(8.9)	36.8

Net income (loss)	$1.4	$153.5	$111.0	$(129.6)	$39.1	$19.1	$17.1	$(146.9)

INDEX TO
EXHIBITS

Exhibit
Number	Description of Exhibits

1.1	Articles of Association, as amended on August 20, 2007 of James Hardie Industries N.V. (English Translation) (6)

2.1	Letter Agreement of September 6, 2001 by and between James Hardie Industries N.V. and CHESS Depositary Nominees Pty Limited, as the depositary for CHESS Units of Foreign Securities (2)

2.2	Deposit Agreement dated as of September 24, 2001 between The Bank of New York, as depositary, and James Hardie Industries N.V. (2)

2.3	Common Terms Deed Poll as amended and restated on February 20, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and James Hardie Industries N.V. (6)

2.4	Form of Term Facility Agreement between James Hardie International Finance B.V. and Financier (2)

2.5	Form of Term Facility Agreement — Occurrence of Extension Event among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (5)

2.6	Form of 3 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.7	Form of 5 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.8	Form of Rolling 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (including Form of Extension Request) (2)

2.9	Form of 364-day Facility Agreement between James Hardie International Finance B.V. and Financier (8)

2.10	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

4.1	Amended and Restated James Hardie Industries N.V. 2001 Equity Incentive Plan (2)

Exhibit
Number	Description of Exhibits

4.2	Executive Incentive Plan 2009 (8)

4.3	Supervisory Board Share Plan 2006 (3)

4.4	James Hardie Industries N.V. Long Term Incentive Plan dated August 1, 2006 and amended on August 22, 2008 (7)

4.5	2005 Managing Board Transitional Stock Option Plan (3)

4.6	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.7	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)

4.9	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)

4.10	Surrender of Freehold Lease among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited); James Hardie Australia Pty Limited and James Hardie Industries N.V. dated October 18, 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (8)

4.11	Lease between Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) and James Hardie Australia Pty Limited dated October 18, 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (8)

4.12	Variation of Lease dated March 23, 2004, among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.13	Lease dated April 3, 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (8)

4.14	Lease Amendment dated March 23, 2004, among Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.15	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.16	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005 (3)

4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (2)

4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc. (2)

4.21	Amended and Restated Final Funding Agreement dated November 21, 2006 (4)

4.22	Amended FFA Amendment dated August 6, 2007 (6)

4.23	Amended FFA Amendment dated November 8, 2007 (6)

Exhibit
Number	Description of Exhibits

4.24	Amended FFA Amendment dated June 11, 2008 (6)

4.25	Address for Service of Notice on Trustee dated June 13, 2008 (6)

4.26	Amended FFA Amendment dated July 17, 2008 (8)

4.27	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006 (5)

4.28	Deed Poll dated June, 11, 2008 — amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)

4.29	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005 (3)

4.30	Parent Guarantee by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. dated December 14, 2006 (5)

4.31	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006 (3)

4.32	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006 (5)

4.33	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated December 14, 2006 (5)

8.1	List of significant subsidiaries of James Hardie Industries N.V.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm

15.2	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm

15.3	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASTC Settlement Rules as of March 31, 2009 (8)

99.2	Subdivision B, Division 3 of Part 7.2 of the Corporations Act 2001 as of January 1, 2009 (8)

99.3	ASIC Class Order 02/311, dated November 3, 2002 (2)

99.4	ASIC Modification, dated March 7, 2002 (2)

99.5	ASIC Class Order 04/166, dated February 26, 2004 (3)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 6, 2007 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 8, 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Form S-8 dated September 11, 2008 and incorporated herein by reference.

(8)	Previously filed as an exhibit to our Form F-4 dated June 23, 2009 and incorporated herein by reference.