Form 20-F
period 2010-03-31
JAMES HARDIE INDUSTRIES SE
filed 2010-06-30
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from           to
Commission file number 1-15240
JAMES HARDIE INDUSTRIES SE
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Republic of Ireland
(Jurisdiction of incorporation or organization)
Europa House, Second Floor
Harcourt Center
Harcourt Street, Dublin 2, Republic of Ireland
(Address of principal executive offices)
Marcin Firek
(Contact name)
353 1411 6924 (Telephone)    353 1479 1128 (Facsimile)
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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 434,524,879 shares of common stock at March 31, 2010.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
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
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
On August 21, 2009, our shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to move our corporate domicile from The Netherlands to the Republic of Ireland (which we refer to as Ireland). Following this vote, on February 19, 2010, James Hardie Industries SE completed its transformation from a public limited liability corporation registered in The Netherlands (“Naamloze Vennootschap” (N.V.) to a European Company “Societas Europaea” (SE)) registered in The Netherlands (Stage 1). On June 2, 2010, our shareholders approved Stage 2 of the Re-domicile to transform James Hardie Industries SE to an Irish SE by moving our corporate domicile from The Netherlands to Ireland (Stage 2). Following this vote, on June 17, 2010, we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company (SE Regulations). We became an Irish tax resident on June 29, 2010.
In this annual report, unless the context otherwise indicates, James Hardie Industries SE, a “Societas Europaea,” or a European company incorporated and existing under the laws of Ireland, is referred to as JHI SE. JHI SE together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI SE and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI SE and its wholly owned subsidiaries” or the “Company.”
The term “fiscal year” refers to our fiscal year ended March 31 of such year; the term “dollars,” “US$” or “$” refers to U.S. dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the March 31, 2010 exchange rate of A$1.0919 to $1.0000. The term “msf” or “thousand square feet” refers to thousands of square feet, where a square foot is defined as a standard square foot of 5/16” thickness and the term “mmsf” or “million square feet” refers to millions of square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
As a company incorporated under the laws of Ireland, we have listed our securities for trading on the Australian Securities Exchange, or ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, via CHESS Units of Foreign Securities, or CUFS. CUFS are a form of depositary security that represents a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI SE, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”
We have also listed our securities for trading on the New York Stock Exchange, or NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share, or ADS, which is issued by The Bank of New York Mellon. These ADSs trade on the NYSE in the form of American Depositary Receipts, or ADRs, under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
Selected Financial Data
We have included in Item 18 of this annual report the audited consolidated financial statements of JHI SE, consisting of our consolidated balance sheets as of March 31, 2010 and March 31, 2009, and our consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended March 31, 2010, 2009 and 2008, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”
The selected consolidated financial information summarized below for the five most recent fiscal years has been derived in part from JHI SE’s financial statements. You should read the selected consolidated financial information in conjunction with JHI SE’s financial statements and related notes contained in Item 18 and with the information provided in the section of this report entitled “Operating and Financial Review and Prospects” contained in Item 5. Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	Fiscal Year ended March 31,
	2010		2009		2008		2007		2006
	(In millions except sales price per unit and per share data)
Consolidated Statements of Operations Data:

Net Sales
USA and Europe Fiber Cement (1)		$828.1		$929.3		$1,170.5		$1,291.2		$1,246.7
Asia Pacific Fiber Cement (2)		296.5		273.3		298.3		251.7		241.8

Total net sales		$1,124.6		$1,202.6		$1,468.8		$1,542.9		$1,488.5

Operating (loss) income (3)		$(21.0)		$173.6		$(36.6)		$(86.6)		$(434.9)
Interest expense		(7.7)		(11.2)		(11.1)		(12.0)		(7.2)
Interest income		3.7		8.2		12.2		5.5		7.0
Other income (expense) (4)		6.3		(14.8)		—		—		—

(Loss) income from operations before income taxes		(18.7)		155.8		(35.5)		(93.1)		(435.1)
Income tax (expense) benefit		(66.2)		(19.5)		(36.1)		243.9		(71.6)

(Loss) income from operations		$(84.9)		$136.3		$(71.6)		$150.8		$(506.7)

Net (loss) income		$(84.9)		$136.3		$(71.6)		$151.7		$(506.7)

(Loss) income from operations per common share — basic		$(0.20)		$0.32		$(0.16)		$0.32		$(1.10)
Net (loss) income per common share — basic		$(0.20)		$0.32		$(0.16)		$0.33		$(1.10)

(Loss) income from operations per common share — diluted		$(0.20)		$0.31		$(0.16)		$0.32		$(1.10)
Net (loss) income per common share — diluted		$(0.20)		$0.31		$(0.16)		$0.33		$(1.10)
Dividends paid per share		$—		$0.08		$0.27		$0.09		$0.10

Weighted average number of common shares outstanding
Basic		433.1		432.3		455.0		464.6		461.7
Diluted		433.1		434.5		455.0		466.4		461.7

Consolidated Cash Flow Information:

Cash flows provided by (used in) operating activities		$183.1		$(45.2)		$319.3		$(67.1)		$238.4
Cash flows used in investing activities		$(50.5)		$(26.1)		$(38.5)		$(92.6)		$(154.0)
Cash flows (used in) provided by financing activities		$(159.0)		$25.0		$(254.4)		$(136.4)		$118.7

Other Data:

Depreciation and amortization		$61.7		$56.4		$56.5		$50.7		$45.3
Adjusted EBITDA (5)		$40.7		$230.0		$19.9		$(35.9)		$(389.6)
Capital expenditures		$50.5		$26.1		$38.5		$92.1		$162.8

Volume (million square feet) (6)
USA and Europe Fiber Cement (1)		1,303.7		1,526.6		1,951.2		2,216.2		2,244.4
Asia Pacific Fiber Cement (2)		389.6		390.6		398.2		390.8		368.3

Average sales price per unit (per thousand square feet)
USA and Europe Fiber Cement (1)		$635		$609		$600		$583		$555
Asia Pacific Fiber Cement (2)	A$	894	A$	879	A$	862	A$	842	A$	872

	Fiscal Year ended March 31,
	2010	2009	2008	2007	2006
	(In millions except sales price per unit and per share data)
Consolidated Balance Sheet Data:

Net current assets (7)	$50.4	$137.7	$183.7	$259.0	$150.8
Total assets	$2,178.8	$1,891.7	$2,179.9	$2,128.1	$1,445.4
Total debt	$154.0	$324.0	$264.5	$188.0	$302.7
Common stock	$221.1	$219.2	$219.7	$251.8	$253.2
Shareholders’ (deficit) equity	$(117.9)	$(108.7)	$(202.6)	$258.7	$94.9

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding and related accessory products in the United States which are sold in the United States, Canada and Europe.

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

(2)	Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

(3)	Fiscal year 2010 operating loss includes $224.2 million of unfavorable asbestos adjustments; $2.1 million of Asbestos Injuries Compensation Fund (which we refer to as the AICF) SG&A expenses; and $3.4 million of expenses related to the Australian Securities and Investments Commission (which we refer to as ASIC).

Fiscal year 2009 operating income includes $17.4 million of favorable asbestos adjustments; $0.7 million of AICF SG&A expenses; and $14.0 million of expenses related to the ASIC.

Fiscal year 2008 operating loss includes $240.1 million of unfavorable asbestos adjustments; $4.0 million of AICF SG&A expenses; $5.5 million of ASIC expenses; and $71.0 million of impairment charges.

Fiscal year 2007 operating loss includes Special Commission of Inquiry (which we refer to as the SCI) and other related expenses of $13.6 million and $405.5 million related to unfavorable asbestos adjustments.

Fiscal year 2006 operating loss includes SCI and other related expenses of $17.4 million, $715.6 million related to the establishment of an asbestos provision and $13.4 million related to the impairment of our former roofing plant. In addition, fiscal year 2006 operating loss includes a $0.8 million loss related to the disposal of our Chilean fiber cement business.

For additional information on the asbestos adjustments, AICF SG&A expenses and expenses related to ASIC, see Item 5, “Operating and Financial Review and Prospects” and Notes 11 and 13 to our consolidated financial statements in Item 18. For additional information on the impairment charges for fiscal year 2008, see Item 5, “Operating and Financial Review and Prospects” and Note 7 to our consolidated financial statements in Item 18.

(4)	Other income in fiscal year 2010 primarily includes a realized gain arising from the sale of restricted short-term investments held by the AICF. Other expense in fiscal year 2009 consists of an other-than-temporary impairment charge related to restricted short-term investments held by the AICF of $14.8 million. For additional information see Item 5, “Operating and Financial Review and Prospects — Results of Operations.”

(5)	Adjusted EBITDA represents income from operations before interest income, interest expense, income taxes, other non-operating (income) expense, described in footnote four above, cumulative effect of change in accounting principle, and depreciation and amortization charges. The following table presents a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities, as this is the most directly comparable GAAP financial measure to Adjusted EBITDA for each of the periods indicated.

	Fiscal Years Ended March 31,
	2010	2009	2008	2007	2006
	(In millions)
Net cash provided by (used in) operating activities	$183.1	$(45.2)	$319.3	$(67.1)	$238.4
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(312.0)	(3.5)	(318.9)	4.5	(789.1)
Change in operating assets and liabilities, net	44.0	185.0	(72.0)	214.3	44.0

Net income (loss)	(84.9)	136.3	(71.6)	151.7	(506.7)
Cumulative effect of change in accounting principle	—	—	—	(0.9)	—
Income tax expense (benefit)	66.2	19.5	36.1	(243.9)	71.6
Interest expense	7.7	11.2	11.1	12.0	7.2
Interest income	(3.7)	(8.2)	(12.2)	(5.5)	(7.0)
Other (income) expense	(6.3)	14.8	—	—	—
Depreciation and amortization	61.7	56.4	56.5	50.7	45.3

Adjusted EBITDA	$40.7	$230.0	$19.9	$(35.9)	$(389.6)

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by U.S. GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges, as well as non-operating income and expense items.

(6)	Fiber cement volume is measured in 5/16” thick square feet, which are referred to as standard feet.

(7)	Total current assets less total current liabilities.

Risk Factors
Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. You should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report, and other events that we have not predicted or assessed, could have a material adverse effect on our results of operations, financial condition and business.
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable.
On November 21, 2006, JHI SE (formerly JHI NV), the AICF, the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into an amended and restated Final Funding Agreement (which we refer to as the Amended FFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of $1.6 billion in our consolidated financial statements as of March 31, 2010, based on the Amended FFA governing our anticipated future payments to the AICF. The initial funding contribution of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions were made on a quarterly basis in July and October 2008 and in January and March 2009, inclusive of interest, totaling A$118.0 million ($110.0 million). Under the terms of the Amended FFA, we were not required to make a contribution to the AICF in fiscal year 2010. We expect to make an additional contribution of $63.7 million (an equivalent of A$75.0 million translated at the prevailing exchange rate as of May 31, 2010) to the AICF in fiscal year 2011. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
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
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by the AICF’s actuary (currently KPMG Actuaries Pty Ltd, which we refer to as “KPMG Actuaries”) or if the AICF investments decline in value, it is possible that pursuant to the terms of the Amended FFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
Apart from the funding obligations arising out of the Amended FFA, it is possible that we could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that have been or may be filed against the Former James Hardie Companies. Although the ability of any claimants to initiate or pursue such suits is restricted by the legislation enacted by the NSW Government under the terms of the Amended FFA (see Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries”), we cannot predict with any certainty the outcome of any future claims or allegations that may be made, how the laws of various jurisdictions may be applied to the facts or how the laws may change in the future. If a court of competent jurisdiction relying on applicable law at the time were to find JHI SE or a James Hardie Group subsidiary liable for damages connected with existing or former subsidiaries for their past manufacture of asbestos-containing products, we may incur material liabilities in connection with any damages that may be awarded in the legal proceedings, in addition to the costs associated with defending against such claims. Any such additional liabilities could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Because our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Approximately 19%, 16% and 14% of our net sales in fiscal years 2010, 2009 and 2008, respectively, were derived from sales in Australia. Payments pursuant to the Amended FFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert U.S. dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the Amended FFA. As a result, any unfavorable fluctuations in the U.S. dollar (the majority of our revenues is derived from sales in U.S. dollars) and other currencies from which we derive our sales compared to the Australian dollar will require us to convert more U.S. dollars and other currencies from which we derive our sales to pay the same amount of Australian dollar denominated annual payments to the AICF.
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
Due to the size of the asbestos liability recorded on our balance sheet, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2010 and 2009, we recorded an unfavorable impact of $220.9 million and a favorable impact of $179.7 million, respectively, due to fluctuations in the U.S. dollar compared to the Australian dollar. Any unfavorable fluctuation in U.S. dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk.”

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
Certain legislation, the Amended FFA and related agreements, which govern the implementation and performance of the Amended FFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the Amended FFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the Amended FFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.
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
Until the proposed NSW Government loan facility to the AICF is formally in place there remains a risk of a short-term funding shortfall for the AICF.
On November 7, 2009, the NSW Government and the Australian Government advised that the Australian Government would loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government intends to make available to the AICF. The proposed standby loan facility is intended to enable the AICF to meet any short-term funding shortfall, and to continue to make payments to claimants in full and without rationing. The NSW parliament has subsequently passed the James Hardie Former Subsidiaries (Winding Up and Administration) Amendment Act 2009 to facilitate the entry into a loan facility and related security documentation by the AICF.
While the form of loan facility and related security documentation with the NSW Government has been drafted, it has yet to be finalized and executed. Until the loan facility and related security documentation is finalized and executed by the parties to it there can be no certainty that the loan will be made available to the AICF or as to the terms of the loan and there remains a risk of a short-term funding shortfall for the AICF.
A short-term funding shortfall for the AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
There is no certainty that the proposed NSW Government loan facility to the AICF will remain in place for the entire term of the facility.
Once the proposed NSW Government loan facility is in place, drawings under it will be subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) will have the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the loan facility agreement and related security documentation. There will also be certain positive covenants given by, and restrictions on the activities of, the AICF, Amaca, Amaba and ABN 60 which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the loan facility will remain in place for its intended term.
If the loan facility does not remain in place for its intended term, the AICF may experience a short-term funding shortfall. A short-term funding shortfall for the AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
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
We are subject to oversight by various governmental agencies throughout the world because of our numerous locations, large number of employees, various tax jurisdictions and the trading of our securities on the ASX and NYSE.
We have in the past been subject to regulatory action, which has resulted in significant costs to operate our business, including our ongoing compliance with the provisions of the Amended FFA, costs relating to the ASIC proceedings and appeals, as well as assessments by various governmental tax revenue authorities.

Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements as well as significant regulatory action including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.
See Item 4, “Information on the Company — Legal Proceedings,” for more information.
We may be liable for defense costs and liabilities incurred in the ASIC proceedings and appeals by current or former directors, officers or employees of the James Hardie Group to the extent that those costs and liabilities are covered by indemnity arrangements granted by the James Hardie Group to those persons.
We have entered into deeds of indemnity with certain of our directors and officers, as is common practice for publicly listed companies. Our Articles of Association also contain an indemnity for directors and officers. To date, claims have been received from certain former directors and officers in relation to the ASIC investigation, the examination of these persons by ASIC delegates and in respect of the ASIC proceedings and appeals. It is our policy to expense such costs as incurred. In fiscal years 2010, 2009 and 2008, we had incurred $3.4 million, $14.0 million and $5.5 million, respectively, of net expenses related to the ASIC proceedings and appeals. Our net costs in relation to the ASIC proceedings and appeals from February 2007 to March 31, 2010 totaled $23.1 million.
As a result of the ASIC proceedings and appeals, we have and may continue to incur further costs under these indemnities which may be material. In this respect, as with the first instance proceedings, we have obligations, or have agreed, to advance funds in respect of the appeals and such advances have been and may continue to be made. In addition, there is a possibility that we could become responsible for other amounts in addition to these costs, such as a proportion of ASIC’s costs of the ASIC proceeding and/or the appeals. These costs could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Currently, a portion of the appeal costs of the former directors are being advanced by third parties, with the Company paying the balance. Based on the information currently available, we expect this arrangement to continue.
See Item 4, “Information on the Company — Legal Proceedings” for more information on the ASIC proceedings and appeals. Losses and expenses arising from the ASIC proceedings and appeals could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In connection with transforming the company to an Irish SE, we and certain of our subsidiaries were required to negotiate the terms of future employee involvement in JHI SE and certain of its subsidiaries with employees from the European Economic Area (which we refer to as the EEA) member states in which we operate. These negotiations resulted in an agreement that requires us, among other things, to provide information to employees annually and upon certain other events and for us to consult with employees on these matters. There is a risk that our entry into the employee involvement agreement may result in a material change to our governance or adversely affect our decision making process.
Under the SE Regulation and other relevant legislation, formation of an SE through merger requires the companies involved in the merger to enter into negotiations with a special negotiating body (which we refer to as the SNB), made up of employee representatives in EEA member states to come to an arrangement on future employee involvement in the SE. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding certain matters both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion so that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to certain matters.
As contemplated by the agreement, we provided notice to and consulted with our European employees regarding the migration of our corporate domicile from The Netherlands to Ireland.
While we do not expect that the entry into the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, we have not operated under this type of agreement before and there can be no assurance that it will not affect our governance or decision making process. In addition, an adverse change in our governance or decision making process as a result of the employee involvement agreement could for a period of time affect our results of operations or the market price of our publicly traded securities.
The actual benefits that we realize as an Irish SE could be materially different from our current expectations.
The Re-domicile was designed to enable us to reorganize the Company in a manner that would, among other things, allow key senior managers with global responsibilities to be free to spend more time with management at our local operations and in our markets and provide more certainty to JHI SE regarding its future tax obligations. In addition, the transformation was partly driven by the desire to increase our future flexibility by becoming subject to Irish law. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws applicable to our operations will not adversely change in the future, that Irish law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely affect us. A variety of other factors that are partially or entirely beyond our control could cause the actual benefits that we realize as an Irish SE to be materially different from what we currently expect.
Our business may be adversely affected as a result of adverse action against us and negative publicity resulting from our transformation to an Irish SE, including the reduction of amounts available for contributions under the Amended FFA resulting from the costs associated with the Re-domicile and the possibility of the AICF later not having sufficient funding to meet future obligations.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the Amended FFA and the standby loan arrangements, adverse action could be directed against us by one or more of the NSW Government, the Australian Commonwealth Government, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups in relation to the asbestos liabilities in respect of which the AICF has been established. Such action might arise as a result of the costs of the Re-domicile reducing the amounts available for contribution under the Amended FFA in the financial year following the Re-domicile, particularly if the AICF does not have sufficient funding in future years to meet obligations to claimants or requires additional loans to meet obligations to claimants. This risk is compounded by other factors adversely affecting our net operating cash flow, such as the difficult trading conditions we currently face in our key markets and the payments we have made, and may make in the future, to taxation authorities in respect to prior taxation years.
Our transformation to an Irish SE also could result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the U.S. but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism based on the Re-domicile. We previously have been the subject of significant negative publicity in connection with the events that were considered by the SCI and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.
We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which give rise to interest expense on external debt and intra-group debt, the benefits derived from the Financial Risk Reserve (which we refer to as the FRR) regime in The Netherlands (our participation in the FRR regime in The Netherlands was terminated on October 16, 2009 upon the transfer of our treasury and finance operations to Ireland), extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Netherlands Income Tax Treaty to U.S. and Dutch taxpayers that qualify for those benefits. In spite of a favorable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the IRS) for calendar years 2006 and 2007 (as discussed below), our eligibility for continuing benefits under the U.S.-Netherlands Tax Treaty is still undetermined for 2008 and subsequent years.
On December 28, 2004, the United States and The Netherlands amended the U.S.-Netherlands Income Tax Treaty (prior to amendment, the “Original U.S.-NL Treaty”; post amendment, the “New U.S.-NL Treaty”). We believe that, based on the transitional rules set forth in the New U.S.-NL Treaty, the Original U.S.-NL Treaty applied to us and to our Dutch and U.S. subsidiaries until January 31, 2006. We believe that, under the limitation on benefits (which we refer to as the LOB) provision of the Original U.S.-NL Treaty, a 5% U.S. withholding tax applied to dividends, and no U.S. withholding tax applied to interest or royalties that our U.S. subsidiaries paid to JHI SE or our Dutch finance subsidiary. The LOB provision of the Original U.S.-NL Treaty had various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New U.S.-NL Treaty, those dividend, interest and royalty payments would be subject to a 30% U.S. withholding tax.
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
On June 23, 2008, the IRS issued a Notice of Proposed Adjustment to us (which we refer to as NOPA) that concluded that we did not qualify for the LOB provision of the New U.S.-NL Treaty applying from early 2006. However, on April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS agreed to concede the government’s position in full with regard to its assertion that we did not qualify for benefits under the New U.S.-NL Treaty for calendar years 2006 and 2007. The IRS has concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB provision of the New U.S.-NL Treaty for certain payments from our U. S. subsidiaries to our Netherlands subsidiaries.
In spite of this favorable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New U.S.-NL Treaty is still undetermined for 2008 and subsequent years because such eligibility is determined on an annual basis and we could be audited by the IRS for this same issue in the future. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New U.S.- NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax benefits are available under the U.S.-Ireland Income Tax Treaty for certain intercompany payments made by our U.S. subsidiaries to our Irish subsidiaries. Interest and royalty payments paid by our U.S. subsidiaries to our Irish subsidiaries may not qualify for treaty benefits under the “derivative benefits” clause.
On October 9, 2009 we transferred our intellectual property to James Hardie Technology Ltd, an Irish tax resident incorporated in Bermuda. On October 16, 2009, we transferred our treasury and finance operations to James Hardie International Finance Ltd, which is incorporated in and a tax resident of Ireland. We believe that interest and royalties paid by our U.S. subsidiaries to these companies qualify for treaty benefits in the form of reduced withholding tax under the U.S.-Ireland Income Tax Treaty (which we refer to as the U.S.-Ireland Treaty). For the period between the incorporation of these companies until the date that we became a tax resident in Ireland, under provisions of the U.S.-Ireland Treaty, our Irish subsidiaries qualified for treaty benefits under the “derivative benefits” clause so long as we were also eligible for treaty benefits under the amended U.S.-NL Income Tax Treaty.
Revenue rulings received from Irish and Dutch Revenue authorities are based upon facts that may not be met in the future, in which case there is a risk that the conclusions reached in the rulings will not apply to us, including that JHI SE will not be treated as an Irish tax resident for purposes of the U.S.-Ireland Treaty and The Netherlands-Ireland Treaty.
On August 21, 2009, shareholders approved Stage 1 of the Re-domicile to move our corporate domicile to Ireland. Following this vote, on February 19, 2010, we completed our transformation from a N.V. to a SE registered in The Netherlands. Subsequently, on June 2, 2010, shareholders approved Stage 2 of the Re-domicile; and on June 17, 2010, we became subject to Irish law in addition to the SE Regulation.
As part of this process, we requested and received certain rulings from the Irish and Dutch Revenue authorities. One of the rulings received from the Irish Revenue authorities confirms, among other things, that so long as we are centrally managed and controlled in Ireland, we will be a tax resident of Ireland. The ruling received from the Dutch Revenue authorities confirms, among other things, that we will no longer be subject to Dutch corporate income tax (except on Dutch source income) nor Dutch dividend withholding tax as long as we remain an Irish tax resident for purposes of The Netherlands-Ireland Treaty.
The issue as to whether a company is centrally managed and controlled in Ireland is a question of fact directed at the highest level of control of a company’s business, as distinct from day-to-day control to carry out normal business operations. We intend to establish that we are centrally managed and controlled in Ireland by, among other things, holding a majority of our board meetings in Ireland with participation of a majority of our directors in Ireland; the board deciding on corporate strategy, including decisions relating to significant transactions and investments, capital expenditures, equity and debt raising and dividend payments in Ireland; and maintaining our head office function in Ireland. One of the rulings from the Irish Revenue authorities confirms that if we operate in this manner, we will be considered a tax resident of Ireland.
On June 29, 2010, we conducted our first board meeting in Ireland. In addition, we have expressed an intent to become an Irish tax resident and intend to hold the majority of our subsequent board meetings, at which key decisions affecting us are made, in Ireland. On this basis, with effect from June 29, 2010 and forward, we believe that we should be considered to be an Irish tax resident and should no longer be considered to be a Dutch tax resident.
If we fail to satisfy the requirement that we are centrally managed and controlled in Ireland because we fail to operate in the manner set out in the ruling from the Irish Revenue authorities or otherwise, we may not qualify as an Irish tax resident for the purposes of the U.S.-Ireland Treaty and The Netherlands-Ireland Treaty. In such a circumstance, we could be subject to taxation in another jurisdiction, including The Netherlands. We may also in the future fail to operate in a manner consistent with other facts upon which the rulings of the Irish and Dutch revenue authorities are based. In such an event, the conclusions reached in the revenue rulings would no longer apply and we may not receive some or all of the anticipated benefits of the US-Ireland Treaty.
In addition, we requested and received rulings from the Irish Revenue authorities in relation to the residence position of both James Hardie Technology Ltd and James Hardie International Finance Ltd. These rulings confirmed that so long as both companies are centrally managed and controlled in Ireland, they will be tax residents of Ireland. We believe that James Hardie Technology Ltd and James Hardie International Finance Ltd should be considered to be Irish tax residents as of October 9, 2009 and October 16, 2009, respectively, because they have held their board meetings, and have been centrally managed and controlled in Ireland. If the companies fail to satisfy the requirement that they be centrally managed and controlled in Ireland, or they fail to operate in a manner consistent with other facts upon which our rulings are based, they may not qualify as Irish tax residents for the purposes of the U.S.-Ireland Treaty. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2009 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax benefits are available under the U.S.-Ireland Income Tax Treaty to U.S. and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the U.S.-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the U.S.-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% U.S. withholding tax rate.
We believe that, under the limitation on benefits (which we refer to as the LOB) provision of the U.S.-Ireland Treaty, no U.S. withholding tax applies to interest or royalties that our U.S. subsidiaries paid to James Hardie Technology Ltd (our Irish intellectual property management subsidiary) and James Hardie International Finance Ltd (our Irish treasury and finance subsidiary). The LOB provision has various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the U.S.-Ireland Treaty, those interest and royalty payments would be subject to a 30% U.S. withholding tax.
Our eligibility for benefits under the U.S.-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the U.S.-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2010 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Finally, with effect from June 29, 2010 forward (i.e., the date upon which we became an Irish tax resident), we believe that, under the U.S.-Ireland Treaty, a 5% U.S. withholding tax applies to dividends paid to us by our U.S. subsidiaries. The LOB provision of the U.S.-Ireland Treaty has various conditions of eligibility for reduced U.S. withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the U.S.-Ireland Treaty, dividend payments would be subject to a 30% U.S. withholding rate.
See Item 4, “Information on the Company — Legal Proceedings” for more information.
Under Dutch tax law, from April 1, 2009 through October 15, 2009, we derived tax benefits from the group finance operations of our Netherlands-based finance subsidiary, and changes in the laws applicable to the finance subsidiary could have increased our effective tax rate and, as a result, could materially adversely affect our business. As of October 16, 2009, our group treasury and finance operations were transferred to Ireland.
Prior to October 16, 2009 we conducted our finance and treasury activities in our Dutch finance subsidiary located in The Netherlands. In addition to providing financing to our various subsidiaries, the finance subsidiary owned and developed intellectual property that it licensed to our operating subsidiaries. Under the Dutch International Group Finance Company rules, we obtained a ruling from the Dutch Revenue authority that allowed the finance subsidiary to set aside, in a FRR, a portion of its taxable profits from its financing activity and from licensing its intellectual property. The amounts set aside in the FRR were free of current Dutch income tax. Consequently, the finance subsidiary generally incurred an effective tax rate of approximately 13% to 15% on its qualifying financing and licensing income and was taxable at the 25.5% statutory rate on all other income received (25.5% is the Dutch statutory rate for calendar year 2007 and subsequent years). Such other income includes any amounts involuntarily released from the FRR to cover any risks (such as currency losses, bad debt losses and foreign branch losses) for which the FRR was established. The effective tax rate on qualifying income may be reduced to as low as approximately 5% to 7% depending on the extent to which amounts from the FRR paid for qualifying capital contributions that were used to finance capital and other certain qualifying expenditures and resulted in a tax exempt release from the FRR. However, the effective tax rate may also be higher than 13% to 15% if (1) the risks for which the FRR was formed materialized or (2) if there were insufficient opportunities to obtain tax exempt releases from the FRR. The Dutch revenue ruling became effective on July 1, 2001 and, when issued, was to apply for 10 years so long as we satisfied the requirements of the Dutch International Group Finance Company provisions under Dutch tax law. As discussed below, the Dutch revenue ruling was set to expire on December 31, 2010. However, our participation in the FRR Regime in The Netherlands terminated on October 16, 2009 upon the transfer of our treasury and finance operations to Ireland.
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
Under Irish tax law, our Irish subsidiaries are subject to tax at the trading rate of 12.5%. Failure to meet the conditions required to qualify for this rate could increase our effective tax rate and, as a result, could materially adversely affect our business.
We transferred our intellectual property to James Hardie Technology Ltd on October 9, 2009, and terminated our participation in the FRR by transferring our treasury and finance operations to James Hardie International Finance Ltd on October 16, 2009.
We have secured rulings from the Irish Revenue authorities which confirm, subject to certain conditions (which we believe we satisfy), that James Hardie International Finance Ltd should be regarded as carrying on a “trade of treasury operations” in Ireland and James Hardie Technology Ltd should be regarded as carrying on a “trade of intellectual property management”, such that the profits arising to both companies should be subject to tax in Ireland at the trading rate of 12.5%.
If, however, we do not qualify for the trading rate of tax on our finance income and our royalty income, we will be subject to tax in Ireland at the passive rate of 25% on this income with the additional risk of limited deductions for our expenses. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for fiscal year 2010 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI), has been required to post a substantial cash deposit and may incur substantial expenses in order to pursue an appeal of an assessment by the ATO. In addition, if the assessment is ultimately upheld this also would materially and adversely affect our business.
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI SE in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay general interest charges (which we refer to as GIC) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we believe that the requirement to recognize a liability for an uncertain tax position relating to the ATO amended assessment has not been met. Accordingly, we have not recorded any liability at March 31, 2010 for the amended assessment.

We have accounted for all payments made to the ATO and related accrued interest receivable as a deposit, see the line item “Deposit with Australian Taxation Office” in our consolidated balance sheets in Item 18. In addition, it is our intention to treat any payments to be made at a later date as a deposit. As of March 31, 2010, this deposit totaled A$269.9 million ($247.2 million).
Even if RCI is successful in appealing the amended assessment and the amount paid to the ATO is ultimately refunded to RCI, the requirement to initially pay 50% of the amended assessment and make ongoing payments of accruing general interest charges pending the outcome of the appeal could materially and adversely affect our financial position and liquidity, as the cash required to make these payments is not available during the appeals process for ordinary corporate purposes. If RCI is unsuccessful in appealing the amended assessment, RCI will be required to pay the remaining 50% of the unpaid amended assessment, reverse the “Deposit with Australian Taxation Office” amount and recognize an expense amount for the total amended assessment and general interest charge payments. As a result, our financial position, liquidity, results of operations and cash flows would be materially and adversely affected. See Item 4, “Information on the Company — Legal Proceedings”, Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 14 to the notes to our consolidated financial statements included in Item 18 for more information.
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
If we are classified by the United States tax authorities as a “controlled foreign corporation” or a “passive foreign investment company,” our shareholders could be subject to increased tax liability as a consequence of their investment in our securities.
Our shareholders that are United States persons could incur adverse U.S. federal income tax consequences if, for federal income tax purposes, we are classified as a “controlled foreign corporation” (which we refer to as a CFC) or a “passive foreign investment company” (which we refer to as a PFIC). For information regarding these consequences, see Item 10, “Additional Information — Taxation — United States Taxation.” In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States, The Netherlands and Ireland including changes that could have retroactive effect.
Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to shareholders.
Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules generally prohibit the acquisition of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (or persons acting in concert) holds relevant interests increases (i) from 30% or below to over 30% or (ii) from a starting point that is above 30% and below 50%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. See Item 10, “Additional Information — Key Provisions of our Articles of Association — Limitations on Right to Hold Common Stock.”

Because we are incorporated under Irish law, shareholders may not be able to effectively seek legal recourse against us or our management and you may have difficulty enforcing any U.S. judgments or rulings in a foreign jurisdiction.
We are incorporated under the laws of Ireland. In addition, many of our directors and executive officers are residents of jurisdictions outside the United States and a substantial portion of our assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts any judgments obtained against such persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts located in jurisdictions outside the United States, rights predicated upon the U.S. securities laws.
The rights of shareholders and the responsibilities of directors under the laws of Ireland may not be as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions, and such rights under the laws of Ireland may differ substantially from what those rights would be under the laws of various jurisdictions in the United States. Therefore, our shareholders may have more difficulty in challenging the actions by our directors than they would otherwise as shareholders of a corporation incorporated in the United States.
The issuance of shares of common stock or the grant of options to acquire shares of common stock could dilute the value of your shares and materially adversely affect the price of our common stock.
The authority to issue shares and to grant rights (e.g. options) to subscribe for shares, up to the amount of authorized share capital has been delegated to the Board, although this right is limited by the applicable listing rule of the ASX or the New York Stock Exchange (which we refer to as the NYSE). Accordingly, our Board could decide to issue shares or grant rights to subscribe for shares, such as options, up to the amount of our authorized share capital, without shareholder approval, which could dilute the value of your shares and materially adversely affect the price of our common stock.
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
Because our reporting currency is the U.S. dollar, our non-U.S. operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 28%, 24% and 22% of our net sales in fiscal years 2010, 2009 and 2008, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-U.S. operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of March 31, 2010. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See also the Risk Factor above captioned “Since our revenues are primarily derived from sales in U.S. dollars and payments pursuant to the Amended FFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the U.S. dollar (and other currencies from which we derive our sales) compared to the Australian dollar.” Any of these factors could materially affect our financial position, liquidity, results of operations and cash flows.
Our business is dependent on the residential and commercial construction markets and we expect a slow recovery in housing construction in the markets we serve, including the U.S., Australia and New Zealand, over the short-to-medium term.
Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
For example, in fiscal year 2010, our results continued to be affected by the on-going economic downturn of our major market, the U.S. housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 531,000 units in March 2010. This reflects a 77% decline from the January 2006 peak of 2.265 million starts. We believe that analysts remain confident that the U.S. housing market will continue to improve in fiscal year 2011; however, uncertainty remains as to the extent and sustainability of an anticipated recovery in the U.S. housing market.
In Australia, the residential housing market is expected to modestly improve during calendar year 2010, supported by increases in housing approvals, robust employment numbers and high levels of immigration. However, such improvements cannot be assured. In New Zealand, new housing construction and renovation activity are anticipated to soften over the short-to-medium term. Softness in renovation and commercial markets is likely to partially offset stronger residential housing growth.
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
We do not know how long current market conditions will persist, or when or how successful any future recovery of the housing market may be. Further deterioration or continued weaknesses in general economic conditions, such as higher interest rates, continued high levels of unemployment, continued restrictive lending practices and increased number of foreclosures could have a material adverse effect on our business, financial condition and operating results.
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
We have offered, and continue to offer, various warranties on our products. In April 2009, we replaced our 50-year limited pro-rated warranty with a 30-year limited non-prorated warranty for certain of our fiber cement siding products in the United States. As of March 31, 2010, we have accrued $24.9 million for such warranties. See the line items “Accrued product warranties” in our consolidated balance sheets and Note 10 to our consolidated financial statements in Item 18. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business. A significant reduction, disruption or cessation of shipments from an important supplier of raw materials or a significant increase in fuel and energy costs could have a material adverse effect on our business.
Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. Pulp prices declined by 11% in fiscal year 2010 as the continued weakness of the global economy further loosened global demand. However, late in the fourth quarter of fiscal year 2010, the market price for pulp in North America increased in response to the February 2010 earthquake in Chile, from which approximately 8% of the world supply of pulp is sourced.
Energy costs also are affected by various market factors, including the availability of particular forms of energy, energy prices and local and national regulatory decisions. We cannot estimate whether there will be substantial increases in energy prices, or a decline in the availability of energy in the future. Significant increases in the cost of fuel can also result in material increases in the cost of transportation.
Price fluctuations or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
See Item 11, “Information on the Company — Quantitative and Qualitative Disclosures About Market Risk” for more information.
If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our business. In addition we may incur substantial expenses related to unsuccessful research and development efforts.
For fiscal years 2010, 2009 and 2008, our expenses for research and development were $27.1 million, $23.8 million and $27.3 million, respectively. We believe that investing in research and development is key to sustaining and growing our existing market leadership position in fiber cement. Because profit margins for fiber cement products and building products generally erode the longer a product has been on the market, innovation is particularly important. We rely on our research and development efforts to generate new products and processes to increase demand and to protect profit margins. If our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall, which would have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we may incur substantial expenses related to unsuccessful research and development efforts.

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
To determine the net realizable value of our inventory, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for our products, and is therefore at risk to change from period to period. If our estimate for the future demand of our products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our ability to sell our products into certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products into certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our business.
Our top five customers in the U.S. represented approximately 63% of our total USA and Europe Fiber Cement gross sales in fiscal year 2010. Our top five customers in Australia accounted for approximately 27% of our total gross sales in Asia Pacific Fiber Cement in fiscal year 2010. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favorable pricing terms or for any other reasons, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Our financial performance could be impacted by a customer’s inability to pay amounts owed.
Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses have been impacted by the current economic environment, disruptions to the capital and credit markets and decreased demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the credit worthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
As of May 31, 2010, approximately 51%, or 244, of our employees in Australia1, approximately 66%, or 91, of our employees in New Zealand and 19%, or 29 of our employees in the Philippines were represented by labor unions. Our unionized employees are covered by a range of federal and state-based agreements in Australia and other agreements in New Zealand. Two of our labor agreements in Australia will expire in fiscal year 2011 and one labor agreement will expire in June 2014. Our labor agreement for our Meeandah (Queensland, Australia) plant expires in December 2011. Our New Zealand labor agreement expires in October 2012. We cannot assure you that any of these agreements will be renewed on reasonable terms, or at all. During the past three years, we experienced occasional strikes and work interruptions lasting up to 5 days in Australia. In each case the strike action was confined to a small group of employees and had minimal impact on operations. If we were to experience a prolonged labor dispute at any of our facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or who have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under current circumstances; and we may have to agree to terms that could increase the cost of our debt facilities. If we are unable to renew our credit facilities on terms which are not materially less favorable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet our future cash flow requirements. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
Our ability to pay dividends is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
Under Irish corporate law, an Irish company is able to pay dividends up to the amount of its FDRs which are determined under applicable accounting practices generally accepted in Ireland (which we refer to as Irish GAAP). We believe that our current corporate structure has allowed us to maintain sufficient levels of FDRs to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time. However, transactions or events could cause a reduction in our FDRs, resulting in our inability to pay dividends on our securities, which could have a material adverse impact on the market value of the securities that you have invested in.
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
Our most critical accounting estimates are described in the Note 2 to our consolidated financial statements in Item 18. In addition, as discussed in Note 10, “Product Warranties” and Note 13, “Contingencies and Commitments” to our consolidated financial statements in Item 18, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
Changes in our board structure and the composition of our board of directors may lead to a loss of continuity of directors and adversely affect our decision-making and governance.
In connection with our Re-domicile on June 17, 2010, our Supervisory and Managing Boards were replaced with a single board which, over time, is expected to consist of eight non-executive directors and one executive director. All of the seven directors that served on the Supervisory Board continued as non-executive directors, with one new director to be added to the board over time. Our Board includes one director who was appointed following shareholder approval of Stage 1 of the Re-domicile.
Only one of the existing seven directors on our Supervisory Board who continued as a director on our single board has served more than four years on our board. The balance of the board, other than our CEO, is made up of directors with less than four years experience with the Company. The changes to our board structure and composition as a result of the Re-domicile could for a period of time impact the effectiveness of our directors and of board-level decision-making.
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
Our success is greatly influenced by our ability to attract and retain qualified executives with experience in our market and industry. Our ability to retain executive officers and key management personnel is important to the implementation of our strategy. We could potentially lose the services of any of our senior management personnel due to a variety of factors that could include, without limitation, death, incapacity, personal issues, retirement, resignation, or competing employers. We may fail to attract and retain qualified key management personnel required to continue to operate our business successfully. The unexpected loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

Forward-Looking Statements
This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Item 4. Information on the Company
History and Development of the Company
Our initial date of incorporation was October 26, 1998. Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (which we refer to as a B.V.), or a N.V., or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognized stock exchange. In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a N.V. to a Dutch SE in connection with implementing Stage 1 of the Re-domicile to move our corporate domicile from The Netherlands to Ireland. On June 17, 2010, we implemented Stage 2 of the Re-domicile and moved our corporate domicile to Ireland.
We conduct our operations under legislation in various jurisdictions. As an Irish SE, we are subject to Irish law in addition to the SE Regulation, European Union Council Regulations and relevant European Union Directives.
Our corporate domicile is located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.
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

During fiscal year 2006, we completed a further restructuring to allow us to continue paying dividends and continue realizing benefits available under the Dutch Financial Risk Reserve regime. See Item 3, “Key Information — Risk Factors.”
In August 2008, following proceedings commenced by the Commissioner of Taxation, the Federal Court of Australia made orders providing for the reinstatement of James Hardie Australia Finance Pty Ltd (which we refer to as JHAF), and the appointment of a liquidator. JHAF is a subsidiary of JHIF BV that was deregistered in August 2005 following a member’s voluntary winding up. In December 2008, following our settlement with the ATO, the Federal Court of Australia made orders terminating the liquidation of JHAF. Accordingly, the liquidator was removed and JHAF came under our full control as a wholly owned subsidiary of JHIF BV. For additional information on the ATO settlement see Note 14 to our consolidated financial statements in Item 18.
In August 2009, JHI NV shareholders approved Stage 1 of the Re-domicile to move our corporate domicile from The Netherlands to Ireland. Following this vote, in February 2010, the Company transformed from a N.V. to a SE corporation registered in The Netherlands. The legal name of the Company was changed to James Hardie Industries SE. JHI SE controls the same assets and liabilities as JHI NV controlled immediately prior to the transformation. On June 2, 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on June 17, 2010, we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations, European Union Council Regulations and relevant European Union Directives.
The following is a simplified diagram of our current corporate structure:
Current
Consolidation of the AICF
In February 2007, our shareholders approved a proposal pursuant to which we provide long-term funding to the AICF. JHI SE owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the Amended FFA. We appoint three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on our net operating cash flow. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, we consider us to be the primary beneficiary of the AICF.
Our interest in the AICF is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although we have no legal ownership in the AICF, we consolidate the AICF due to our pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. Our consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, we recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. The Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. Since fiscal year 2007, we have classified the expense related to the increase of the asbestos liability as asbestos adjustments and we have classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on our consolidated statements of operations. See Note 2 to our consolidated financial statements in Item 18.
Recent Developments (events occurring after April 1, 2010)
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against us, ABN 60, and ten then-present or former officers and directors of the James Hardie Group.
On April 23, 2009, Justice Gzell issued judgment against us, ABN 60 and the ten former officers and directors of the James Hardie Group. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by us was heard in May 2010. Judgment in respect of all appeals is still pending.
See Item 3, “Key Information — Risk Factors”, “Legal Proceedings” below and Note 13 to our consolidated financial statements in Item 18 for additional information on the ASIC proceedings.
Re-domicile
As noted above, on June 2, 2010, shareholders approved Stage 2 of the Re-domicile; and with effect from June 17, 2010, the Company became subject to Irish law in addition to the SE Regulation.
Debt Facilities
On June 16, 2010, $161.7 million of our term facilities matured, which included $95.0 million of term facilities that were outstanding at March 31, 2010. We did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid in June 2010 by using longer term facilities. See Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for more information.
General Overview of Our Business
Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry for the past three years according to NAHB’s Builder Practices Reports — Siding Usage/Exterior Wall Finish In New Construction and Consumer Practices Reports — Siding Usage/Exterior Wall Finish In Repair & Remodel (which we refer to as the NAHB’s Builder Practices Reports). Based on our knowledge, experience and third-party data regarding our industry, we estimate that the total U.S. industry shipments of fiber cement siding was between 0.87 and 0.93 billion square feet during fiscal year 2010, a decrease of approximately 19 to 23% from fiscal year 2009. Based on our knowledge, experience and third-party data, we estimate that we have 30 to 40% of the U.S. backerboard category. We market our fiber cement products and systems under various Hardie brand names and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie, and Cemplank® siding (we also formerly marketed siding under the brand name SentryTM siding). We believe that, in certain applications, our fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fiber cement products in the United States accounted for 72%, 77% and 78% of our total net sales in fiscal years 2010, 2009 and 2008, respectively.

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
In contrast to some other building materials, fiber cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2010, we sold approximately 12%1 of the estimated total of 6.0 to 6.5 billion square foot U.S. exterior siding market (all types of siding; excludes fascia, trim and soffit).
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended March 31,
	2010	2009	2008
	(In millions)
USA and Europe Fiber Cement	$828.1	$929.3	$1,170.5
Asia Pacific Fiber Cement	296.5	273.3	298.3

Total	$1,124.6	$1,202.6	$1,468.8

Industry Overview
U.S. Housing Industry and Fiber Cement Industry
In the United States, fiber cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, annual domestic housing starts decreased from approximately 1.35 million in calendar year 2007 to approximately 554 thousand in calendar year 2009. Based on our knowledge, experience and third-party data regarding our industry, we estimate that total U.S. industry shipments of fiber cement siding was between 0.87 and 0.93 billion square feet during fiscal year 2010, a decrease of approximately 19 to 23% from fiscal year 2009. The future growth of fiber cement products will depend on overall demand for building products and on the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl, masonry and stucco. See Item 3, “Key Information — Risk Factors.”
In the United States, the largest application for fiber cement products is in the external siding industry. Based on the NAHB’s Builder Practices Reports, for the past three years, fiber cement has been one of the fastest growing segments (in terms of market growth) of the siding industry. Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are vinyl, stucco, fiber cement, solid wood, and brick. Vinyl has the largest share of the siding market. In recent years, based on the NAHB’s Builder Practices Reports, fiber cement has been gaining market share against vinyl, and this is believed to be due to a number of reasons, including aesthetics, and durability concerns.

[1]	Actual repair and remodeling siding usage reports from NAHB for calendar year 2009 will not be available until July 2010.

International Fiber Cement Industry
In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity. According to the Australian Bureau of Statistics (which we refer to as the ABS) total dwelling commencements in Australia declined from 148,880 in calendar year 2007 to 137,695 in calendar year 2009. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2007 to calendar year 2009 for a total increase over this period of approximately 1.2%. According to Statistics New Zealand, new dwellings authorized in New Zealand declined from approximately 25,544 in calendar year 2007 to 14,425 in calendar year 2009. Residential renovation activity in New Zealand has decreased from calendar year 2007 to calendar year 2009 for a total decrease over this period of approximately 6.8%. The Housing Industry Association of Australia expects new housing construction and renovation activity to maintain a steady recovery while InfoMetrics New Zealand believes new housing construction and renovation activity are expected to soften over the short-to-medium term in New Zealand.
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
In the Philippines and other Asian and Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fiber cement building products are used in both the residential and commercial building industries with applications in external siding, external facades, internal walls, ceilings, floors, and soffits. The residential building industry represents the principal market for fiber cement products. In general, fiber cement products have, across a range of product applications, gained broader acceptance in these regions over the last decade. However, in some of the developing markets, gypsum usage has increased and penetrated into fiber cement applications. Fiber cement and asbestos cement facilities are located throughout Asia and exporting between countries is common practice. We believe that fiber cement has good long-term growth potential because of the benefits of light-weight and framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fiber cement will be attractive to some consumers in some of these markets.
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
We offer a wide range of fiber cement products for both exterior and interior applications. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. Outside the United States, we also manufacture fiber cement products for use in other applications such as building facades, lattice, fencing, decorative columns, flooring, soffit lining and ceiling applications, some of which have not yet been introduced into the United States.
We have developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our Hardietrim® board. Hardietrim board is a fiber cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. Hardietrim board was launched in fiscal year 1999, with the introduction of Hardietrim ® board, from our Cleburne, Texas plant and demand has been strong since that time. A new production process for manufacturing Hardietrim board was completed at the Cleburne plant and production commenced in fiscal year 2002. Additional trim capacity was added in the Peru plant in fiscal years 2004 and 2005.
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
In the United States, the following new products were released over the last five years:
•	During fiscal years 2005 and 2006, after considerable market research, we re-launched the ColorPlus® collection of products with additional colors, board profiles, and pallet sizes. In addition, we expanded our manufacturing capacity and capabilities to meet increasing demand for our siding, trim and soffit products with ColorPlus® Technology.

•	During fiscal year 2006, we added Moldblock™ Technology to our EZGrid® underlay and Hardiebacker® sheets.

•	During fiscal year 2008, we introduced Artisan® Lap siding, Artisan™ Accent Trim, HardieWrap™ weather barrier. Additionally, in the past five years, we launched many new textures, styles and coatings in fiber cement siding products in the United States to capitalize on demand for a variety of styles among homebuilders and homeowners.

•	During fiscal year 2009, we introduced two new siding profiles, Beaded Porch Panel and Shingle Plank.

•	During fiscal year 2010, we introduced HardieZone™ System siding products.
In Australia and New Zealand, new products released over the past five years include Eclipsa® eaves lining, Linea® weatherboard and Axon® cladding; in Australia only, new products include: Matrix™ cladding, Stria™ cladding, Axent™ trim, Secura™ Interior Flooring, Secura™ Exterior Flooring and EasyLap™ Panel; in New Zealand only, new products include: ShingleSide panel and CLD Cavity Battens, Horizon Lining and Rigid Air Barrier.
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
Raw Materials
The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. For example, in fiscal year 2010, the average Northern Bleached Softwood Kraft (which we refer to as NBSK) pulp price was 7% lower compared to fiscal year 2009. However, during the fourth quarter of fiscal year 2010, the average pulp price was 24% higher than in the fourth quarter of fiscal year 2009 and 9% higher than in the third quarter of fiscal year 2010 as a result of continued strong demand and the effects on supply of the Chilean earthquake in February 2010. In addition, cement prices rose in fiscal year 2008, but declined in fiscal year 2009 and 2010. We expect that pulp prices will continue to increase and cement prices to remain relatively flat in fiscal year 2011.
Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries abroad covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Item 3, “Key Information — Risk Factors.” During fiscal year 2008 and the first half of fiscal year 2009, we experienced cost increases related to increases in the price of pulp. In the second half of fiscal year 2009 and during fiscal 2010, lower pulp prices had a favorable impact on our overall cost. Pulp prices increased in the fourth quarter of fiscal year 2010 and are expected to continue to increase in fiscal year 2011. We have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
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
In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top five U.S. customers accounted for approximately 63% of our total USA Fiber Cement gross sales in fiscal year 2010. See Item 3, “Key Information — Risk Factors.” In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process, which is generally used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fiber cement products to consumers, builders and real estate developers. Physical distribution of product in each country is primarily by road or sea transport, except in the United States where transportation is primarily by road and, to a lesser extent, by rail.
We maintain dedicated regional sales management teams in our major sales territories. As of May 31, 2010, the sales teams (including telemarketing staff) consisted of approximately 255 people in the United States and Canada, 67 people in Australia, 20 people in New Zealand, 30 people in the Philippines, and 23 people in Europe. We also employ one person based in Hong Kong who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are individuals who may specialize in siding products or interior products, although recent reorganizations have integrated many of these individuals into collaborative teams. Some interior products sales representatives provide in-store merchandising support for home center retailers. We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fiber cement products and the suitability of our fiber cement products and systems for specific applications.
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
Research and Development
We pioneered the successful development of cellulose reinforced fiber cement and, since the 1980s, have progressively introduced products resulting from our proprietary product formulation and process technology. We believe we have capitalized on our strong market positions to maintain leadership in product research and development and process technology enhancements. Our product differentiation strategy, and our quest to maintain our position as one of the low cost manufacturers of fiber cement, is supported by our significant investment in research and development activities. See Item 3, “Key Information — Risk Factors.” The following table sets forth our research and development expenditures for the three preceding fiscal years:

	Fiscal Years Ended March 31,
(In millions)	2010	2009	2008
Research and Development Expenditures (1)	$30.4	$28.3	$27.4
Research and Development Expenditures as a percentage of total net sales	2.7%	2.4%	1.9%

(1)	Included within research and development expenditures for fiscal years 2010, 2009 and 2008 is $3.3 million, $4.5 million and $0.1 million, respectively, classified as selling, general and administrative expenses.
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
In addition, the Company has a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. See Item 3, “Key Information — Risk Factors.”
Governmental Regulation
As noted above, on June 17, 2010 we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations. See Item 10, “Additional Information — Key Provisions of our Articles of Association” for information regarding Irish company law and regulations to which we are subject.
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

Organizational Structure
JHI SE is incorporated and domiciled in Ireland.
The table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI SE, either directly or indirectly, as of June 10, 2010.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Holdings Limited	Ireland
James Hardie International Finance Limited	Ireland
James Hardie International Holdings SE	Ireland
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie Research Pty Ltd.	Australia
James Hardie Technology Limited	Bermuda
James Hardie U.S. Investments Sierra Inc.	United States
N.V. Technology Holdings A Limited Partnership	Australia
RCI Pty Ltd.	Australia
Capital Expenditures and Divestitures
The following table sets forth our capital expenditures for each year in the three-year period ended March 31, 2010.

	Fiscal Years Ended March 31,
	2010	2009	2008
	(In millions)
USA and Europe Fiber Cement (1)	$40.6	$20.0	$31.3
Asia Pacific Fiber Cement	6.7	4.9	5.6
Research and Development and Corporate	3.2	1.2	1.6

Total Capital Expenditures	$50.5	$26.1	$38.5

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement includes all fiber cement manufactured in the United States and sold in the United States, Canada and Europe.

The segment also includes fiber reinforced concrete pipes manufactured and sold in the United States at our Plant City, Florida Hardie Pipe Plant, which was closed and ceased operations in May 2008.
For further information See Note 7 to our consolidated financial statements in Item 18.
The Company did not have any material divestitures in the fiscal years ended March 31, 2010, 2009 and 2008.

The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fiber Cement business include:
•	commencement of a new finishing capability on an existing product line in fiscal year 2009. As of March 31, 2010, we have incurred $18.9 million related to this project; and

•	the implementation of our ColorPlus® strategy in fiscal year 2005. This strategy included constructing additional ColorPlus® coating capacity inside our existing plants. Over the last three fiscal years, we have incurred $14.1 million of capital expenditures related to our ColorPlus® strategy.
In addition, in fiscal year 2006 we commenced our implementation of a new ERP software system. This project was completed in fiscal year 2008. Over the last three fiscal years, we incurred $4.4 million related to our ERP software system.
We currently expect to spend approximately $70 million to $80 million in fiscal year 2011 for capital expenditures, including facility upgrades, equipment to enhance environmental compliance, and the implementation of new fiber cement technologies. The expected amount of spending in fiscal year 2011 includes additional capital expenditures expected to be made on projects that were in progress during fiscal year 2010, including the completion of a new finishing capability on an existing product line. We expect to fund our capital expenditures through a combination of internal cash and funds from our credit facilities.
Competitive pressures and market developments could require further increases in capital expenditures. Our financing for these capital expenditures is expected to come from cash from our future operations and from external debt to the extent that cash from operations does not cover our capital expenditures. However, if we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures to conserve cash for future cash flow requirements. See Item 3, “Key Information — Risk Factors.”
Property, Plant and Equipment
We estimate that our manufacturing plants are among the largest and lowest cost fiber cement manufacturing plants in the United States. We believe that the location of our plants positions us near attractive markets in the United States while minimizing our transportation costs for product distribution and raw material sourcing.
Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania and Summerville, South Carolina facilities, which maintain closed loop systems, at which production was suspended at November 2007 and November 2008, respectively). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received notices of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices, including the payment of any associated minor fines and capital expenditures associated with preventing future discharges in excess of permitted levels. See Item 3, “Key Information — Risk Factors.”

Plants and Process
We manufacture fiber cement products in the United States, Australia, New Zealand and the Philippines. The location of each of our fiber cement plants and the annual design capacity for such plants are set forth below:

Existing Annual
Design Capacity
Location	(1)
Fiber Cement (in million square feet)
United States
Fontana, California (2)	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	560
Waxahachie, Texas	360
Blandon, Pennsylvania (3)	200
Summerville, South Carolina (2)	190
Reno, Nevada	300
Pulaski, Virginia	600

Total United States	3,390
Australia
Sydney, New South Wales	180
Brisbane, Queensland (Carole Park) (4)	120

Total Australia	300
New Zealand
Auckland	75
The Philippines
Manila	145

Total Fiber Cement Flat Sheet	3,910

Fiber Reinforced Concrete Pipes (in tons) (5)
Plant City, Florida (pipes) (6)	—
Brisbane, Queensland (Meeandah) (4)	50,000

Total Fiber Reinforced Concrete Pipes	50,000

(1)	Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” thickness siding at a target operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilization at each plant. See below for a description of average capacity utilization rates for our fiber cement plants by region. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

Beginning September 2010, annual design capacity will be calculated assuming approximate current product mix and then adjusted for 5/16” thickness. This change in methodology will be implemented to reflect changes in our product mix as we expect to increase production of thicker products.

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
While the same basic process is used to manufacture fiber cement products at each facility, plants are designed to produce the appropriate mix of products to meet each market’s specific, projected needs. Many of our manufacturing facilities have been either newly constructed or substantially modernized and upgraded in the past five years. The facilities were constructed so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilization, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand. Except for the Waxahachie, Texas facility, we own all of our fiber cement sites and facilities located in the United States. The lease for the Waxahachie, Texas facility expires on March 31, 2020, at which time we have an option to purchase the facility.
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
We own 40% of the land on which our Philippines fiber cement plant is located, and 100% of the Philippines plant itself.
For fiscal year 2010, average capacity utilization for our fiber cement plants by region was approximately as follows:

Capacity
Region	Utilization (1)
United States	40%
Asia Pacific (2)	69%

(1)	Capacity utilization is based on design capacity. Design capacity is based on management’s estimates, as described above. No accepted industry standard exists for the calculation of fiber cement manufacturing facility capacities.

(2)	Included in Asia Pacific capacity utilization are our fiber cement plants located in Australia, New Zealand, and the Philippines.

Mines
We lease silica quartz mine sites in Tacoma, Washington; and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2014 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2014 (with options to purchase).
Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by us to account for the Amended FFA are described in Note 2 to our consolidated financial statements in Item 18.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Fiscal Years Ended March 31,
(In millions)	2010	2009	2008

Change in estimates:
Change in actuarial estimate — asbestos liability	$(3.8)	$(180.9)	$(175.0)
Change in actuarial estimate — insurance receivable	1.9	19.8	27.4
Change in estimate — AICF claims-handling costs	(1.4)	(1.2)	(6.5)
Change in estimate — other	—	—	1.2

Subtotal — Change in estimates	(3.3)	(162.3)	(152.9)

(Loss) gain on foreign currency exchange	(220.9)	179.7	(87.2)

Total Asbestos Adjustments	$(224.2)	$17.4	$(240.1)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, we have included on our consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by us as the “Net Amended FFA Liability.”

	March 31,
(In millions)	2010	2009
Asbestos liability — current	$(106.7)	$(78.2)
Asbestos liability — non-current	(1,512.5)	(1,206.3)

Asbestos liability — Total	(1,619.2)	(1,284.5)

Insurance receivable — current	16.7	12.6
Insurance receivable — non-current	185.1	149.0

Insurance receivable — Total	201.8	161.6

Workers’ compensation asset — current	0.1	0.6
Workers’ compensation asset — non-current	98.8	73.8
Workers’ compensation liability — current	(0.1)	(0.6)
Workers’ compensation liability — non-current	(98.8)	(73.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	16.4	12.3
Deferred income taxes — non-current	420.0	333.2

Deferred income taxes — Total	436.4	345.5

Income tax payable	16.5	22.8
Other net liabilities	(1.7)	(2.0)

Net Amended FFA liability	(966.2)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	57.8	98.3

Unfunded Net Amended FFA liability	$(908.4)	$(658.3)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. We receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2010.
The changes in the asbestos liability for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to	US$
	Millions	US$ rate	Millions
Asbestos liability — March 31, 2009	(1,869.2)	1.4552	(1,284.5)
Asbestos claims paid (1)	103.2	1.1749	87.8
AICF claims-handling costs incurred (1)	3.6	1.1749	3.1
Change in actuarial estimate (2)	(4.1)	1.0919	(3.8)
Change in estimate of AICF claims-handling costs (2)	(1.5)	1.0919	(1.4)
Loss on foreign currency exchange			(420.4)

Asbestos liability — March 31, 2010	(1,768.0)	1.0919	(1,619.2)

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2010 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to	US$
	Millions	US$ rate	Millions
Insurance receivable — March 31, 2009	235.2	1.4552	161.6
Insurance recoveries (1)	(16.9)	1.1749	(14.4)
Change in actuarial estimate (2)	2.0	1.0919	1.8
Gain on foreign currency exchange			52.8

Insurance receivable — March 31, 2010	220.3	1.0919	201.8

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2010 is used to convert the Australian dollar amount to U.S. dollars as the adjustment to the estimate was made on that date.
Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions
Deferred tax assets — March 31, 2009	502.7	1.4552	345.5
Amounts offset against income tax payable (1)	(17.9)	1.1749	(15.3)
Impact of other asbestos adjustments (1)	(8.3)	1.1749	(7.0)
Gain on foreign currency exchange			113.2

Deferred tax assets — March 31, 2010	476.5	1.0919	436.4

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.
Income Tax Payable
A portion of the deferred income tax asset is applied against our income tax payable. At March 31, 2010 and 2009, this amount was $15.3 million and $8.8 million, respectively. During the year ended March 31, 2010, there was a $6.6 million favorable effect of foreign currency exchange.

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $2.6 million and $2.2 million at March 31, 2010 and 2009, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of $0.9 million and $0.2 million at March 31, 2010 and 2009, respectively. During the year ended March 31, 2010, there was a $0.6 million unfavorable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2010, the AICF sold $61.1 million (A$71.8 million) of its short-term investments. The sales for the year ended March 31, 2010 resulted in a realized gain of $6.7 million (A$7.9 million) which was recorded in the line item Other Income.
At March 31, 2010, we revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of $1.2 million (A$1.4 million). This appreciation in the value of the investments was recorded as an unrealized gain in Other Comprehensive Income.
The changes in the restricted cash and short-term investments of the AICF for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions
Restricted cash and cash equivalents and restricted short-term investments — March 31, 2009	143.1	1.4552	98.3
Asbestos claims paid (1)	(103.2)	1.1749	(87.8)
AICF operating costs paid — claims handling (1)	(3.6)	1.1749	(3.1)
AICF operating costs paid — non-claims handling (1)	(2.5)	1.1749	(2.1)
Insurance recoveries (1)	16.9	1.1749	14.4
Interest and investment income (1)	3.9	1.1749	3.3
Unrealized gain on investments (1)	1.4	1.1749	1.2
Gain on investments (1)	7.9	1.1749	6.7
Other (1)	(0.8)	1.1749	(0.7)
Gain on foreign currency exchange			27.6

Restricted cash and cash equivalents and restricted short-term investments — March 31, 2010	63.1	1.0919	57.8

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to U.S. dollars based on the assumption that these transactions occurred evenly throughout the period.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2010. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. We view the central estimate as the basis for recording the asbestos liability in our financial statements, which under U.S. GAAP, we consider the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion ($1.4 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.9 billion ($2.7 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2010 and to adjust for payments made to claimants during the year then ended.
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
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, we believe that we are likely to be able to partially recover losses from various insurance carriers. As of March 31, 2010, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.9 billion ($2.7 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$434.9 million ($398.3 million) after making a general credit risk allowance for insurance carriers for A$61.5 million ($56.3 million) and an allowance for A$77.7 million ($71.2 million) of “by claim” or subrogation recoveries from other third parties. We have not netted the insurance receivable against the asbestos liability on our consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion ($0.9 billion) to A$2.4 billion ($2.2 billion). The undiscounted, but inflated, estimates could be in the range of A$1.8 billion ($1.6 billion) to A$5.1 billion ($4.7 billion)), as of March 31, 2010. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions of the analysis is the estimated peak year of mesothelioma disease claims which is forecasted by KPMG actuaries to be 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
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

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended March 31,
	2010		2009		2008		2007		2006(1)

Number of open claims at beginning of period		534		523		490		564		712
Number of new claims		535		607		552		463		346
Number of closed claims		540		596		519		537		502
Number of open claims at end of period		529		534		523		490		556
Average settlement amount per settled claim	A$	190,627	A$	190,638	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per settled claim		$162,250		$151,300		$128,096		$127,163		$114,318
Average settlement amount per case closed	A$	171,917	A$	168,248	A$	126,340	A$	128,723	A$	122,535
Average settlement amount per case closed		$146,325		$133,530		$109,832		$98,510		$92,229

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 was not available at the time our financial statements were prepared.
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
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against us, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against us were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.

We defended each of the allegations made by ASIC and the orders sought against us in the proceedings, as did the other former directors and officers of the Company.
The proceedings commenced on September 29, 2008 before his Honor Justice Gzell. On April 23, 2009, Justice Gzell issued judgment against us, ABN 60 and the ten former officers and directors of the James Hardie Group. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by us was heard in May 2010. A final judgment has not been rendered.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that we may become liable for either in respect of our own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, we have agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is our policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings and appeals could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for us to estimate the amount or range of amounts, including costs that we might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of March 31, 2010, we have not recorded any related loss reserves.
For further information, see Item 3, “Key Information — Risk Factors” and Note 13, “Commitments and Contingencies” in Item 18.
Chile Litigation
On April 24, 2009, a trial court in Santiago, Chile awarded the then equivalent of $13.4 million in damages against the former James Hardie Chilean entity now known as Compañía Industrial El Volcán S.A. (“El Volcan”) in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007.
Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Electrónica Quimel S.A. (“Quimel”) also joined the proceedings.
As these actions existed prior to the sale of our Chilean business in July 2005, we had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On June 23, 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
On December 30, 2009, we entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of the former James Hardie Chilean entity to El Volcan in July 2005. Under the settlement agreement, we have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel. El Volcan is now responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify us against any future claims by third parties related to the management or business of the former James Hardie Chilean entity, including any future antitrust allegations.

We denied and continue to deny the allegations of predatory pricing in Chile. The terms and conditions of the settlement remain confidential. All amounts owed by us under the terms of the settlement were paid in full on December 31, 2009. As a result, the amount of our provision in excess of the settlement amount was reversed, resulting in a gain of $7.6 million included in the consolidated statements of operations for the year ended March 31, 2010.
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
In fiscal years 2010, 2009 and 2008, we recorded an income tax expense of $2.2 million, an income tax benefit of $3.0 million and nil, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.
We or one of our subsidiaries file income tax returns in various jurisdictions, including the United States, Ireland, Australia and The Netherlands. We are no longer subject to U.S. federal examinations by the IRS for tax years prior to tax year 2007. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2007.
The Original U.S.-Netherlands treaty was amended during fiscal year 2005 and the New U.S.-NL Treaty became effective for us on February 1, 2006. We derived significant tax benefits under the New US-Netherlands Treaty up until June 29, 2010 when we became an Irish tax resident. The New U.S.-Netherlands treaty provides, among other things, requirements that we must meet for us to continue to qualify for treaty benefits and our effective income tax rate. During fiscal year 2006, we made changes to our organizational and operational structure to satisfy the requirements of the amended treaty and believe that we were in compliance and qualified for treaty benefits until June 29, 2010. However, if during a subsequent tax audit or related process, the IRS determines that these changes do not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods.
On June 29, 2010, we conducted our first board meeting in Ireland. In addition, we expressed an intent to become an Irish tax resident and intend to hold the majority of our subsequent board meetings, at which key decisions affecting our company are made, in Ireland. On this basis, with effect from June 29, 2010 forward, we believe we should be considered to be an Irish tax resident and should no longer be considered to be a Dutch tax resident.
IRS NOPA
On June 23, 2008, the IRS issued us with a NOPA that concluded that we did not qualify for the U.S.-Netherlands Treaty LOB provision of the U.S.-Netherlands Treaty applying from early 2006 and that accordingly, we were not entitled to beneficial withholding tax rates on payments from our United States subsidiaries to our Netherlands companies for the calendar years 2006 and 2007. On April 15, 2009, we announced that the Appeals Division of the IRS had entered into a settlement agreement with our subsidiaries in which the IRS conceded its position in full with regard to its assertion in the NOPA. The IRS concluded that, for those years, we are entitled to reduced withholding tax rates under the LOB for certain payments from our United States subsidiaries to our Netherlands companies. This settlement outcome had no impact on our results. This agreement applies only to the 2006 and 2007 calendar years and does not affect or limit the IRS’ ability to challenge our qualification for benefits in later years.

We believe that it is more likely than not that we are eligible for treaty benefits and should continue qualifying for treaty benefits. Therefore, we believe that the requirement for recording a liability has not been met and therefore we have not recorded any liability at March 31, 2010 for the treaty benefits.
For further information, see Item 3, “Key Information — Risk Factors.”
ATO Settlement
As announced on December 12, 2008, we and the ATO reached an agreement that finalized tax audits being conducted by the ATO on our Australian income tax returns for the years ended March 31, 2002 and March 31, 2004 through March 31, 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI (see below) for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended March 31, 2007. The agreed settlement, made without concessions or admissions of liability by either us or the ATO, required us to pay an amount of $101.6 million (A$153.0 million) in December 2008.
Amended Australian Taxation Office Assessment
In March 2006, RCI received an amended assessment from the ATO based on the ATO’s calculation of RCI’s net capital gains arising as a result of an internal corporate restructuring carried out in 1998. During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI SE in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. We also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On May 30, 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On July 11, 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.
We believe that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, we have not recorded any liability at March 31, 2010 for the amended assessment.
We expect that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, we have treated all payments in respect of the amended assessment that have been made up through March 31, 2010 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At March 31, 2010 and 2009, this deposit totaled $247.2 million (A$269.9 million) and $173.5 million (A$252.5 million), respectively.
Included in other non-current liabilities are taxes payable in relation to GIC charged of $43.0 million and $27.3 million at March 31, 2010 and 2009, respectively.
For further information, see Item 3, “Key Information — Risk Factors” and Item 5, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 14 to our consolidated financial statements in Item 18.

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto, included under Item 18.
Overview
We intend this discussion to provide information that will assist in understanding our March 31, 2010 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting policies and how these policies affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.
Our consolidated financial statements are prepared in accordance with U.S. GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and to be more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include
•	Operating income excluding asbestos, ASIC expenses and asset impairments

•	Effective tax rate excluding asbestos, asset impairments and tax adjustments

•	Net income excluding asbestos, ASIC expenses, asset impairments and tax adjustments
We have reconciled these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure for fiscal years 2010 and 2009 on pages 63-64 and 67-70, respectively. These non-GAAP financial measures are not prepared in accordance with U.S. GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.
Our pre-tax results for fiscal years 2010 and 2009 were affected by unfavorable asbestos adjustments of $224.2 million and favorable asbestos adjustments of $17.4 million, respectively; AICF SG&A expenses of $2.1 million and $0.7 million, respectively; and ASIC expenses of $3.4 million and $14.0 million, respectively. Information regarding our asbestos-related matters and ASIC matters can be found in this discussion, Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries”, Item 4, “Information on the Company — ASIC Proceedings and Notes 11 and 13 to our consolidated financial statements in Item 18.
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
Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavorable during fiscal year 2010, resulting in weaker residential construction activity.
Fiscal Year 2010 Key Results
Total net sales decreased 6% to $1,124.6 million in fiscal year 2010. We recorded an operating loss of $21.0 million in fiscal year 2010 compared to an operating income of $173.6 million in fiscal year 2009. The operating loss of $21.0 million in fiscal year 2010 was adversely affected by the unfavorable asbestos adjustment of $224.2 million. Operating profit excluding asbestos and ASIC expenses increased 22% to $208.7 million in fiscal year 2010 from $170.9 million in fiscal year 2009.
Net income excluding asbestos, ASIC expenses and tax adjustments increased 32% to $133.0 million in fiscal year 2010 from $100.5 million in fiscal year 2009. Including asbestos, ASIC expenses and tax adjustments, net income moved from $136.3 million to a loss of $84.9 million.
Our largest market is North America. Based on the NAHB’s Builder Practices Reports, for the past three years, fiber cement has been one of the fastest growing segments (in terms of market growth) of the U.S. residential exteriors industry. During fiscal year 2010, USA and Europe Fiber Cement net sales contributed approximately 74% of total net sales, and its operating income was the primary contributor to the total Company results. Net sales for our USA and Europe Fiber Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.
Operating income for our USA and Europe Fiber Cement segment increased in fiscal year 2010 from fiscal year 2009 primarily due to lower material input costs, higher average net sales price and improved plant performance, partially offset by lower sales volume and a resulting increase in the fixed unit costs of manufacturing as fixed costs were spread over significantly lower production volume.
During fiscal year 2010, Asia Pacific net sales contributed approximately 26% of total net sales. Net sales increased 9% due to favorable currency exchange rates movements in the Asia Pacific business’ currencies compared to the U.S. dollar and a 2% increase in average net sales price.
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

Accounting for Contingencies
We account for loss contingencies arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 4, “Information on the Company — Legal Proceedings” and Notes 11 and 13 to our consolidated financial statements in Item 18.
Accounting for the Amended FFA
Prior to March 31, 2007, our consolidated financial statements included an asbestos provision based on the Original Final Funding Agreement governing our anticipated future payments to the AICF as announced on December 1, 2005 (which we refer to as the Original FFA).
In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on the their assumptions, the KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the best estimate for recording the asbestos liability in the Company’s financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
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
An updated actuarial assessment is performed as of March 31 each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.
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
Accrued Warranty Reserve
We have offered, and continue to offer, various warranties on our products. In April 2009, we replaced our 50-year limited pro-rated warranty with a 30-year limited non-prorated warranty for certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves. For additional information regarding warranties, see Item 3, “Key Information — Risk Factors.”
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at March 31, 2010. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
For additional information, see Item 3, “Key Information — Risk Factors” and Note 14 to our consolidated financial statements in Item 18.

Results of Operations
The following table shows our selected financial and operating data for continuing operations, expressed in millions of U.S. dollars and as a percentage of total net sales:

	Fiscal Years Ended March 31,
	2010		2009		2008

Net sales:
USA and Europe Fiber Cement (1)	$828.1	73.6%	$929.3	77.3%	$1,170.5	79.7%
Asia Pacific Fiber Cement	296.5	26.4	273.3	22.7	298.3	20.3

Total net sales	1,124.6	100.0	1,202.6	100.0	1,468.8	100.0
Cost of goods sold	(708.5)	(63.0)	(813.8)	(67.7)	(938.8)	(63.9)

Gross profit	416.1	37.0	388.8	32.3	530.0	36.1
Selling, general and administrative expenses	(185.8)	(16.5)	(208.8)	(17.4)	(228.2)	(15.5)
Research and development expenses	(27.1)	(2.4)	(23.8)	(2.0)	(27.3)	(1.9)
Impairment charges	—	—	—	—	(71.0)	(4.8)
Asbestos adjustments	(224.2)	(20.0)	17.4	1.5	(240.1)	(16.4)

Operating (loss) income	(21.0)	(1.9)	173.6	14.4	(36.6)	(2.5)
Interest expense	(7.7)	(0.7)	(11.2)	(0.9)	(11.1)	(0.7)
Interest income	3.7	0.3	8.2	0.7	12.2	0.8
Other income (expense)	6.3	0.6	(14.8)	(1.3)	—	—

(Loss) income from operations before income taxes	(18.7)	(1.7)	155.8	12.9	(35.5)	(2.4)
Income tax expense	(66.2)	(5.9)	(19.5)	(1.6)	(36.1)	(2.5)

(Loss) income from operations	$(84.9)	(7.6)%	$136.3	11.3%	$(71.6)	(4.9)%

(1)	On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. USA and Europe Fiber Cement includes all fiber cement manufactured in the United States and sold in the United States, Canada and Europe.
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
Year Ended March 31, 2010 Compared to Year Ended March 31, 2009
Total Net Sales. Total net sales decreased 6% from $1,202.6 million in fiscal year 2009 to $1,124.6 million in fiscal year 2010 reflecting the ongoing decline in U.S. housing activity.
USA and Europe Fiber Cement Net Sales. Net sales decreased 11% from $929.3 million in fiscal year 2009 to $828.1 million in fiscal year 2010 due to lower sales volume, partially offset by a higher average net sales price.
Sales volume decreased 15% from 1,526.6 million square feet in fiscal year 2009 to 1,303.7 million square feet in fiscal year 2010, primarily due to weaker demand for our products in the United States as a result of the downturn in activity in the U.S. housing construction and renovations market amid overall weak economic conditions. Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand.

The average net sales price increased 4% from $609 per msf in fiscal year 2009 to $635 per msf in fiscal year 2010 as a result of a price increase early in fiscal year 2010 and a favorable shift in product mix.
According to the U.S. Census Bureau, annualized seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualized starts.
For the full year ended March 31, 2010, the NBSK pulp price was $761 per ton, 7% down compared to $814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010 as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.
Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to $939 per ton.
Similarly, freight costs were lower for fiscal year 2010, compared to fiscal year 2009. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.
Over the full year, the ColorPlus® product range continued to increase its penetration rate.
The company’s strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.
Asia Pacific Fiber Cement Net Sales. Net sales from Asia Pacific Fiber Cement increased 9% from $273.3 million in fiscal year 2009 to $296.5 million in fiscal year 2010. The higher value of the Asia Pacific business’ currencies against the U.S. dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.
Australian Bureau of Statistics (ABS) reported a 16% increase in housing approvals in fiscal year 2010 compared to the fiscal year 2009.
Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to fiscal year 2009.
In Australia, the Scyon™ branded product range continued to build momentum over the course of the fiscal year. In New Zealand, sales of differentiated products also grew in fiscal year 2010. Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year.
Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to fiscal year 2009. The vast majority of this saving relates to pulp which is traded in U.S. dollars.
Gross Profit. Gross profit increased 7% from $388.8 million in fiscal year 2009 to $416.1 million in fiscal year 2010. The gross profit margin increased 4.7 percentage points from 32.3% in fiscal year 2009 to 37.0% in fiscal year 2010.
USA and Europe Fiber Cement gross profit increased 5% in fiscal year 2010 compared to fiscal year 2009. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction of input costs, primarily pulp, energy and freight and lower warranty expenses. The benefits were partially offset by a 19% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over a lower production volume.

The gross profit margin of the USA and Europe Fiber Cement business increased by 5.9 percentage points.
Asia Pacific Fiber Cement gross profit increased 16% in fiscal year 2010 compared to fiscal year 2009. The higher value of Asia Pacific business’ currencies against the U.S. dollar accounted for 8% of the increase.
In Australian dollars, Asia Pacific Fiber Cement gross profit benefited 6% as a result of a favorable price movement, including product mix shift. In addition, gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in U.S. dollars. These benefits were offset by higher warranty expenses.
The gross profit margin of the Asia Pacific Fiber Cement business increased by 1.9 percentage points.
Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 11% from $208.8 million in fiscal year 2009 to $185.8 million in fiscal year 2010. The decrease was primarily due to a favorable $7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fiber Cement and Asia Pacific Fiber Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5% in fiscal year 2010. For fiscal year 2010, SG&A expenses included non-claims handling related operating expenses of the AICF of $2.1 million.
ASIC Proceedings
For the year ended March 31, 2010, we incurred legal costs related to the ASIC proceedings and appeals, noted as ASIC expenses, of $3.4 million. These costs were substantially lower compared to fiscal year 2009, when we incurred ASIC expenses of $14.0 million. ASIC expenses are included in SG&A expenses.
Our net costs in relation to the ASIC proceedings from their commencement in February 2007 and the appeals to March 31, 2010 total $23.1 million.
See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Legal Proceedings” and Note 13 to our consolidated financial statements in Item 18 for more information.
Chile Litigation
On December 31, 2009, we entered into a settlement agreement with El Volcan resolving all outstanding issues between us relating to the sale of FC Volcan to El Volcan in July 2005. Under the settlement agreement, we will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel.
El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify us against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts we owed under the terms of the settlement were paid in full on December 31, 2009. As a result, the amount of the provision in excess of the settlement amount was reversed, resulting in a gain of $7.6 million included in general corporate costs for the year ended March 31, 2010.
We denied and continue to deny the allegations of predatory pricing in Chile.
See Note 13 to our consolidated financial statements in Item 18 for more information.
Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 9% higher for fiscal year 2010 at $15.7 million.

Other research and development costs associated with commercialization projects in business units are included in the business unit segment results. In total, these costs were 24% higher for fiscal year 2010 at $11.4 million compared to fiscal year 2009.
Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government in November 2006 and approved by our security holders in February 2007.
The discounted central estimate of the asbestos liability has decreased from A$1.782 billion at March 31, 2009 to A$1.537 billion at March 31, 2010. The reduction in the discounted central estimate of A$245 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the projected future number of claims to be reported for a number of disease types.
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
For fiscal year 2010, the Australian dollar appreciated against the U.S. dollar by 33%, compared to a 25% depreciation in fiscal year 2009. We receive an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2010. The asbestos adjustments for the fiscal years ended March 31, 2010 and 2009 are as follows:

	Fiscal Years Ended March 31,
(In millions)	2010	2009
Change in estimates	$(3.3)	$(162.3)
Effect of foreign exchange movements	(220.9)	179.7

Asbestos adjustments	$(224.2)	$(17.4)

Claims Data
The number of new claims filed in fiscal year 2010 of 535 is lower than new claims of 607 reported for fiscal year 2009, and also slightly below actuarial expectations for fiscal year 2010.
The number of claims settled of 540 for fiscal year 2010 is lower than claims settled of 596 for fiscal year 2009.
The average claim settlement of A$191,000 for fiscal year 2010 is in line with fiscal year 2009 and slightly below the actuarial expectations for fiscal year 2010.
Asbestos claims paid of A$103.2 million for fiscal year 2010 were lower than the actuarial expectation of A$114.2 million for fiscal year 2010.
As of March 31, 2010, the AICF had cash and investment assets of A$63.1 million ($57.8 million). We will make a contribution of approximately $63.7 million to the AICF on July 1, 2010. This amount represents 35% of the company’s free cash flow for fiscal year 2010, as defined by the Amended FFA.
All figures provided in this claims data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements in Item 18 for further information on asbestos adjustments.
Operating Income (Loss). Operating income moved from $173.6 million in fiscal year 2009 to a loss of $21.0 million for fiscal year 2010. The loss for fiscal year 2010 includes net unfavorable asbestos adjustments of $224.2 million (due primarily to the appreciation of the Australian dollar against the U.S. dollar during the period), AICF SG&A expenses of $2.1 million and ASIC expenses of $3.4 million.

In fiscal year 2009, operating income included net favorable asbestos adjustments of $17.4 million (attributable to depreciation of the Australian dollar against the U.S. dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of $0.7 million and ASIC expenses of $14.0 million.
Excluding asbestos and ASIC expenses, operating income increased from $170.9 million in fiscal year 2009 to $208.7 million in fiscal year 2010.
USA and Europe Fiber Cement operating income increased by 5% from $199.3 million in fiscal year 2009 to $208.5 million in fiscal year 2010. The improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fiber Cement operating income margin was 3.8 percentage points higher at 25.2%.
Asia Pacific Fiber Cement operating income increased 25% from $47.1 million in fiscal year 2009 to $58.7 million in fiscal year 2010. Favorable currency exchange rate movements in the Asia Pacific business’ currencies compared to the U.S. dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fiber Cement operating profit for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favorable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The operating profit margin was 2.6 percentage points higher at 19.8%.
General Corporate Costs. General corporate costs decreased $27.7 million from $70.6 million in fiscal year 2009 to $42.9 million in fiscal year 2010. We incurred costs associated with our Re-domicile of $9.1 million in fiscal year 2010, compared to $10.3 million in fiscal year 2009. ASIC expenses decreased from $14.0 million in fiscal year 2009 to $3.4 million in fiscal year 2010.
General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2010 decreased from $46.3 million in fiscal year 2009 to $30.4 million in fiscal year 2010. The reduction was due to a $7.6 million reversal of a legal provision and reductions in other general corporate costs.
Net Interest Expense. Net interest expense increased from $3.0 million in fiscal year 2009 to $4.0 million in fiscal year 2010. Net interest expense for fiscal year 2010 included AICF interest income of $3.3 million and a realized loss of $2.5 million on interest rate swap contracts. Net interest expense for the fiscal year 2009 included AICF interest income of $6.4 million and nil related to interest rate swap contracts.
Other Income (Expense). Other income moved from an expense of $14.8 million in fiscal year 2009 to income of $6.3 million in fiscal year 2010. The turnaround resulted from an other-than-temporary impairment charge of $14.8 million recognized at March 31, 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a $6.7 million (A$7.9 million) realized gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealized loss of $0.4 million resulting from movements in the fair value of interest rate swap contracts.
Income Tax. Income tax expense increased from $19.5 million in fiscal year 2009 to $66.2 million in fiscal year 2010. Our effective tax rate on earnings excluding asbestos and tax adjustments was 34.4% in fiscal year 2010, compared to 41.4% for fiscal year 2009. The change in effective tax rate excluding asbestos and tax adjustments is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.
We recorded favorable tax adjustments of $2.0 million in fiscal year 2010 compared to unfavorable tax adjustments of $7.2 million in fiscal year 2009. The tax adjustments in fiscal years 2010 and 2009 relate to uncertain tax positions.
Net Income (Loss). Net loss moved from income of $136.3 million in fiscal year 2009 to a loss of $84.9 million in fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments increased from $100.5 million in fiscal year 2009 to $133.0 million in fiscal year 2010.

Fiscal year 2010 includes a legal provision reversal of $7.6 million. See Note 13 to our consolidated financial statements in Item 18 for further information on the legal provision reversal.
Non-GAAP Financial Information Derived from GAAP Measures for Fiscal Year 2010
The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with U.S. GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Operating income (loss) excluding asbestos and ASIC expenses	Fiscal Years Ended March 31,
(In millions)	2010	2009
USA and Europe Fiber Cement	$208.5	$199.3
Asia Pacific Fiber Cement	58.7	47.1
Research and Development	(19.0)	(18.9)
General Corporate:
General corporate costs	(42.9)	(70.6)
Asbestos adjustments	(224.2)	17.4
AICF SG&A expenses	(2.1)	(0.7)

Total operating (loss) income	$(21.0)	$173.6

Excluding:
Asbestos:
Asbestos adjustments	224.2	(17.4)
AICF SG&A expenses	2.1	0.7
ASIC expenses	3.4	14.0

Operating income excluding asbestos and ASIC expenses	$208.7	$170.9

Effective tax rate excluding asbestos and tax adjustments	Fiscal Years Ended March 31,
(In millions)	2010	2009
(Loss) income before income taxes	$(18.7)	$155.8

Excluding:
Asbestos:
Asbestos adjustments	224.2	(17.4)
AICF SG&A expenses	2.1	0.7
AICF interest income	(3.3)	(6.4)
(Gain) impairment on AICF investments	(6.7)	14.8

Income before income taxes excluding asbestos	$197.6	$147.5

Income tax expense	(66.2)	(19.5)
Excluding:
Tax benefit (expense) related to asbestos adjustments	1.1	(48.7)
Tax adjustments	(2.9)	7.2

Income tax expense excluding asbestos and tax adjustments	$(68.0)	$(61.0)

	Fiscal Years Ended March 31,
	2010	2009
Effective tax rate	354.0%	12.5%
Effective tax rate excluding asbestos and tax adjustments	34.4%	41.4%

Net income (loss) excluding asbestos, ASIC expenses and tax adjustments	Fiscal Years Ended March 31,
(In millions)	2010	2009
Net (loss) income	$(84.9)	$136.3

Excluding:
Asbestos adjustments	224.2	(17.4)
AICF SG&A expenses	2.1	0.7
AICF interest income	(3.3)	(6.4)
(Gain) impairment on AICF investments	(6.7)	14.8
Tax expense (benefit) related to asbestos	1.1	(48.7)
ASIC expenses	3.4	14.0
Tax adjustments	(2.9)	7.2

Net income excluding asbestos, ASIC expenses and tax adjustments	$133.0	$100.5

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
Our growth strategy is complemented by accessories (particularly XLD™ trim, HLD™ trim and soffit) which provide a suite of exterior products for a “full wrap” solution to builders and remodelers. The strategy is further supported by positioning our interior backer products as a wet area wall solution, including G2 1/2” backer as the pre-eminent wet area solution and featuring Moldblock™ Technology on both 1/4 and 1/2” products. HardiZone exterior products are currently being launched in the U.S. These products are engineered for specific climate conditions utilizing our seventh generation product technology.
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
In Australia, the Scyon™ product range continues to build momentum with fiscal year 2009 sales volumes up 47% compared to fiscal year 2008. Scyon differentiated products now represent 10.7% of sales, up from 7.5% in fiscal year 2008. Growth has been particularly strong for Scyon Stria™ cladding and Scyon Secura™ external flooring released during fiscal year 2009. An increased share of the residential market was achieved by increasing the volume of differentiated James Hardie products used in individual homes. Core products also regained volume in the face of increased competition, although revenue was affected by low-priced imports. For fiscal year 2009, the Australian Bureau of Statistics reported total dwelling unit approvals of 134,499 units, down 14% from 156,697 unit approvals for fiscal year 2008. Sales in the multi-unit sector also remained depressed as the lack of available credit and general economic uncertainty led to a reduction in investment through the second half of calendar year 2008. While some cost improvements have been achieved, these have been largely offset by increases in some input costs resulting from a depreciating Australian dollar and from lower production volumes and higher utility costs. In New Zealand, residential construction continues to decline, with total residential approvals for fiscal year 2009 down 34% to 16,200 units compared to fiscal year 2008. The New Zealand business continued to out-perform the market by growing sales of its differentiated range of products, including Linea™ weatherboards, the Horizon™ wall lining and HomeRAB™ preclad lining which was launched during fiscal year 2009. Sales of these differentiated products now account for almost half of sales volume. The Philippines business reported lower sales volumes and revenue as a result of a softening domestic market, and export volumes affected by the global slow down and pricing pressures stemming from Asian currencies’ depreciation against the U.S. dollar. The Philippines business continues to seek avenues for volume growth and to establish a lower cost base.
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

ASIC Proceedings
See “Year Ended March 31, 2010 compared to Year Ended March 31, 2009” above for discussion of the ASIC proceedings.
Chile Litigation
See “Year Ended March 31, 2010 compared to Year Ended March 31, 2009” above for discussion of the Chile litigation.
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
Operating income excluding asbestos, ASIC expenses and asset impairments decreased 40% to $170.9 million in fiscal year 2009.
USA and Europe Fiber Cement operating income (excluding impairment charges of $71.0 million) decreased 35% from $306.2 million in fiscal year 2008 to $199.3 million in fiscal year 2009, primarily due to reduced gross profit performance in the U.S., which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The operating income margin (excluding impairment charges of $71.0 million) in fiscal year 2009 increased by 4.8 percentage points to 21.4%.
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

General Corporate Costs. General corporate costs increased by $10.7 million from $59.9 million in fiscal year 2008 to $70.6 million in fiscal year 2009. The increase was primarily due to higher costs associated with the ASIC proceedings and additional legal provisions, partially offset by reduced general corporate cost spending as management continues to focus on cost reductions.
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
Income Tax Expense. Income tax expense decreased from $36.1 million in fiscal year 2008 to $19.5 million in fiscal year 2009. Income tax expense in fiscal year 2009 includes a tax benefit related to asbestos adjustments of $48.7 million and unfavorable tax adjustments of $7.2 million related our uncertain tax positions. Income tax expense in fiscal year 2008 includes a tax benefit related to asbestos adjustments of $45.8 million; a tax benefit related to asset impairments of $27.6 million; and unfavorable tax adjustments of $5.8 million related to adjustments for uncertain tax positions.
Our effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 41.4% in fiscal year 2009, compared to 37.9% for fiscal year 2008. The change in effective tax rate excluding asbestos, asset impairments and tax adjustments is attributable to changes in the geographic mix of earnings and expenses.
Net Income (Loss). Net income (loss) moved from a net loss of $71.6 million in fiscal year 2008 to net income of $136.3 million in fiscal year 2009. Net income for fiscal year 2009 included favorable asbestos adjustments of $17.4 million; loss on AICF investments of $14.8 million; a tax benefit related to asbestos adjustments of $48.7 million; ASIC expenses of $14.0 million; and unfavorable tax adjustments of $7.2 million related to adjustments to our uncertain tax positions.
Net income excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 43% to $100.5 million.
Non-GAAP Financial Information Derived from GAAP Measures for Fiscal Year 2009
The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with U.S. GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Operating income (loss) excluding asbestos, ASIC expenses and asset impairments	Fiscal Years Ended March 31,
(in millions)	2009	2008
USA and Europe Fiber Cement (1)	$199.3	$306.2
Asia Pacific Fiber Cement	47.1	50.3
Research and Development	(18.9)	(18.1)
General Corporate:
General corporate costs	(70.6)	(59.9)
Asbestos adjustments	17.4	(240.1)
AICF SG&A expenses	(0.7)	(4.0)
Impairment charges	—	(71.0)

Total operating income (loss)	$173.6	$(36.6)

Excluding:
Asbestos:
Asbestos adjustments	(17.4)	240.1
AICF SG&A expenses	0.7	4.0
ASIC expenses	14.0	5.5
Asset impairments:
Impairment charges	—	71.0
Impairment related costs	—	3.2

Operating income excluding asbestos, ASIC expenses and asset impairments	$170.9	$287.2

(1)	Excluded from USA and Europe Fiber Cement operating income in the table above is $71.0 million of impairment charges for fiscal year 2008.

Effective tax rate excluding asbestos, asset impairments and tax adjustments	Fiscal Years Ended March 31,
(In millions)	2009	2008
Income (loss) before income taxes	$155.8	$(35.5)

Excluding:
Asbestos:
Asbestos adjustments	(17.4)	240.1
AICF SG&A expenses	0.7	4.0
AICF interest income	(6.4)	(9.4)
Impairment on AICF investments	14.8	—
Asset impairments:
Impairment charges	—	71.0
Impairment related costs	—	3.2

Income before income taxes excluding asbestos and asset impairments	$147.5	$273.4

Income tax expense	$(19.5)	$(36.1)
Excluding:
Tax benefit related to asbestos adjustments	(48.7)	(45.8)
Tax benefit related to asset impairments	—	(27.6)
Tax adjustments	7.2	5.8

Income tax expense excluding asbestos, asset impairments and tax adjustments	$(61.0)	$(103.7)

Effective tax rate	12.5%	101.7%
Effective tax rate excluding asbestos and tax adjustments	41.4%	37.9%

Net income (loss) excluding asbestos, ASIC expenses, asset impairments and tax adjustments	Fiscal Years Ended March 31,
(In millions)	2009	2008
Net income (loss)	$136.3	$(71.6)

Excluding:
Asbestos:
Asbestos adjustments	(17.4)	240.1
AICF SG&A expenses	0.7	4.0
AICF interest income	(6.4)	(9.4)
Impairment of AICF investments	14.8	—
Tax benefit related to asbestos adjustments	(48.7)	(45.8)
ASIC expenses (net of tax)	14.0	5.5
Asset impairments:
Impairment charges (net of tax)	—	44.6
Impairment related costs (net of tax)	—	2.0
Tax adjustments	7.2	5.8

Net income excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$100.5	$175.2

Impact of Recent Accounting Pronouncements
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued authoritative guidance that changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The adoption of this authoritative guidance did not result in a material impact to our consolidated financial position, results of operations or cash flows.
Share-Based Payment Awards as Participating Securities
In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods in those years. The adoption did not result in a material impact to our consolidated financial position, results of operations or cash flows.
Disclosures about Fair Value of Financial Instruments for Interim Reporting Periods
In April 2009, the FASB expanded disclosure requirements for interim reporting periods to include disclosures about the fair value of financial instruments held by us. We adopted this statement effective for our first quarter of fiscal year 2010, which resulted in the disclosure of fair values attributable to debt instruments included in Note 12 to our consolidated financial statements in Item 18.
Hierarchy of Generally Accepted Accounting Principles
Effective for our second quarter of fiscal year 2010, we adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to U.S. GAAP literature in the notes to the consolidated financial statements. There was no impact on our results of operations, financial condition or liquidity.

Liquidity and Capital Resources
Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralized in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.
We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from existing cash, unutilized committed credit facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, we had cash and cash equivalents of $19.2 million as of March 31, 2010. At that date, we also had credit facilities totaling $426.7 million, of which $154.0 million was drawn, leaving $272.7 million available to be drawn. The credit facilities are all uncollateralized and consist of the following:

	At March 31, 2010
	Effective
Description	Interest Rate	Total Facility	Principal Drawn
		(In millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

At March 31, 2010 we had net debt of $134.8 million, a decrease of $146.8 million from net debt of $281.6 million at March 31, 2009.
In December 2009, we refinanced $130.0 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is December 2012. On June 16, 2010, $161.7 million of our term facilities matured. We did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer term facilities.
The weighted average remaining term of the total credit facilities at March 31, 2010 was 2.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (which we refer to as LIBOR) plus the margins of individual lenders and is payable at the end of each draw-down period. During fiscal year 2010, we paid $1.3 million in commitment fees. As of March 31, 2010, $154.0 million was drawn under the combined facilities and $272.7 million was available.
In March 2006, RCI received an amended assessment from the ATO of A$412.0 million ($310.0 million). The assessment was subsequently amended to A$368.0 million ($252.9 million).
During fiscal year 2007, we agreed with the ATO that in accordance with the ATO Receivables Policy, we would pay 50% of the total amended assessment being A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) and provide a guarantee from JHI SE (formerly JHI NV) in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. We also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to March 31, 2010, we have paid A$118.6 million ($108.6 million) of GIC to the ATO. This amount includes GIC of A$76.7 million ($70.2 million) paid as part of the payment of A$184.0 million ($148.4 million — converted at the March 31, 2007 spot rate) towards the amended assessment in fiscal year 2007. On April 15, 2010, we paid an additional amount of A$2.5 million ($2.3 million) in GIC related to the quarter ended March 31, 2010.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. We believe that RCI’s view on its tax position will ultimately prevail in this matter. As a result, we have treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of March 31, 2010 as a deposit. It is our intention to treat any payments to be made at a later date and accrued interest receivable as a deposit. We expect that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of March 31, 2010, we had not recorded any liability for the amended assessment as we believe it is more-likely-than-not, based on the technical merits, that our position will be upheld. For more information, see Note 14 to our consolidated financial statements in Item 18 and Item 3, “Key Information — Risk Factors.”
If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet our future cash flow requirements.
As of March 31, 2010, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company; (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the Amended FFA.
Cash Flow — Year Ended March 31, 2010 compared to Year ended March 31, 2009
Net operating cash moved from a cash outflow of $45.2 million in fiscal year 2009 to a cash inflow of $183.1 million in fiscal year 2010, primarily due to two significant cash outflows in fiscal year 2009 that did not recur in fiscal year 2010: the ATO settlement payment of $101.6 million in settlement of disputes for the years 2002 and 2004 to 2006, and the quarterly installment payments to the AICF totaling $110.0 million. Under the terms of the Amended FFA, we were not required to make a contribution to the AICF during fiscal year 2010. Net operating cash flow was also favorably impacted by a net improvement in operating results across the business, changes in accrued liabilities and an increase in accounts payable due to rising levels of inventory. These favorable movements were partially offset by an increase in accounts receivable.
Historically, we have generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when we do not incur any unusual or discrete large cash outflows, such as or similar to the ATO settlement during fiscal year 2009, we expect that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, we expect to rely more significantly on available credit facilities and other sources of working capital.
Net cash used in investing activities increased from $26.1 million in fiscal year 2009 to $50.5 million in fiscal year 2010 as capital expenditures increased from the prior year.
Net financing cash moved from a cash inflow of $25.0 million in fiscal year 2009 to a cash outflow of $159.0 million in fiscal year 2010, primarily due to repayment of our 364-day facilities of $93.3 million and a reduction in our outstanding term facilities of $76.7 million during fiscal year 2010.
Capital Requirements and Resources
Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.
During the fiscal year ended March 31, 2010, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We expect to use cash primarily generated from our operations to fund capital expenditures and working capital. During fiscal year 2011, we expect to spend approximately $70 million to $80 million on capital expenditures, including facility upgrades, equipment to enhance environmental compliance and capital to implement new fiber cement technologies. We plan to fund any cash flow shortfalls that we may experience due to payments related to the Amended FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of $19.2 million at March 31, 2010, and cash that we anticipate will be available to us under credit facilities.
Under the terms of the Amended FFA, we are required to fund the AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million ($145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the Amended FFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). Under the terms of the Amended FFA, we were not required to make a contribution to the AICF in fiscal year 2010. We expect to make a contribution to the AICF in fiscal year 2011 of approximately $63.7 million. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term financial success, especially our ability to generate net operating cash flow.
We anticipate that our cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of $19.2 million at March 31, 2010, and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.
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
In May 2007, we announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, we announced that our Board decided to omit the interim dividend for fiscal year 2009 and that we would continue to review our dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. On May 20, 2009, we announced that we would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, we anticipate that dividends will continue to be suspended in order to conserve capital. This remains our position.
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
Pulp and cement are primary ingredients in our fiber cement formulation, which have been subject to price volatility, affecting our working capital requirements. See Item 3, “Key Information — Risk Factors.” Our pulp prices are discounted from a global index, NBSK, which based on information we receive from RISI and other sources, are predicted to increase in fiscal year 2011 due to increased demand and the effects on supply of the Chilean earthquake in February 2010. To minimize additional working capital requirements caused by rising pulp prices, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
We expect our average price for cement to remain relatively flat compared to fiscal year 2010. We continue to look for opportunities to negotiate lower prices with our cement suppliers in some markets and continue to evaluate opportunities to increase our supplier base.
Freight costs decreased in fiscal year 2010 due to shifts in product mix; however, freight costs increased in the fourth quarter of fiscal year 2010 in response to significantly higher diesel prices amid emerging signs of recovery in the U.S. economy. We expect this to continue in fiscal year 2011.
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
Capital Expenditures
Our total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2010, 2009 and 2008 were $50.5 million, $26.1 million and $38.5 million, respectively.
Significant capital expenditures in fiscal years 2010 and 2009 included expenditures related to a new finishing capability on an existing product line. Significant capital expenditures in fiscal year 2008 included (i) expenditures related to a new finishing capability on a new product line and (ii) expenditures related to the implementation of our new ERP software system. See Item 4, “Information on the Company — Capital Expenditures and Divestitures.”
Contractual Obligations
The following table summarizes our contractual obligations at March 31, 2010:

	Payments Due
		During Fiscal Year Ending March 31,
(In millions)	Total	2011		2012 to 2013		2014 to 2015		Thereafter
Asbestos Liability (1)	$1,619.2	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	154.0		95.0		59.0		—		—
Estimated interest payments on Long-Term Debt (2)	24.1		5.7		11.2		5.7		1.5
Operating Leases	114.4		17.4		31.5		28.0		37.5
Purchase Obligations (3)	0.7		0.7		—		—		—

Total	$1,912.4		$118.8		$101.7		$33.7		$39.0

(1)	The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 11 of our consolidated financial statements in Item 18 for further information regarding our future obligations under the Amended FFA.

(2)	Interest amounts are estimates based on gross debt remaining unchanged from the March 31, 2010 balance and interest rates remaining consistent with the rates at March 31, 2010. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements.

(3)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
The table above excludes $7.7 million of uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 to our consolidated financial statements in Item 18.
See Notes 9 and 13 to our consolidated financial statements in Item 18 for further information regarding long-term debt and operating leases, respectively.
Off-Balance Sheet Arrangements
As of March 31, 2010 and 2009, we did not have any material off-balance sheet arrangements.
Inflation
We do not believe that inflation has had a significant impact on our results of operations for the fiscal years ended March 31, 2010, 2009 or 2008.

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
Research and Development
For fiscal years 2010, 2009 and 2008, our expenses for research and development were $27.1 million, $23.8 million and $27.3 million, respectively.
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
Outlook
Although new housing construction activity in the U.S. improved in the fourth quarter of fiscal year 2010, the start of fiscal year 2011 has seen another decline in new U.S. housing numbers following the expiration of the government’s housing initiatives on April 30, 2010.
Analysts are less confident that the U.S. housing market will continue to improve in fiscal year 2011. Severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.
Asia Pacific markets that we participate in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010.
Operating costs are expected to be considerably higher in fiscal year 2011 than in fiscal year 2010, as market demand drives upward pressure on basic commodity prices.
Despite the challenging environment and higher input costs, we will continue to pursue strong financial returns, and at the same time, increase spending on long-term product and market initiatives.
Changes in our asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in Item 3, “Key Information — Forward Looking Statements,” may have a material impact on our consolidated financial statements.
Item 6. Directors, Senior Management and Employees
Board Practices and Senior Management
Board Structure
Number of Boards
During the entire fiscal year 2010, we had a multi-tiered board structure. Until completion of Stage 1 of the Re-domicile on February 19, 2010 this consisted of a Joint Board, a Supervisory Board and a Managing Board. Following completion of Stage 1 of the Re-domicile, the Managing Board remained in place but the Joint Board ceased to exist and all of its responsibilities were assumed by the Supervisory Board. Since completion of Stage 2 of the Re-domicile, we have had a single Board. References to the “Board” in Item 6 are references to the Supervisory Board prior to completion of the Re-domicile, and to the single Board following completion of the Re-domicile.
The responsibilities of our Board/s and Board Committees are formalized in charters and our Articles of Association, which set out the responsibilities of the Board/s and Board Committees. These charters and our Articles of Association also identify the matters reserved to the Board or Board Committees and the matters reserved to the Managing Board or the CEO.
Single Board
The single Board has been in place since completion of the Re-domicile and is comprised of seven non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, as determined by the Board.
Board directors may be elected by our shareholders at general meetings, or by the Board if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Board directors may be dismissed by our shareholders at a general meeting.
Irish law provides that the Board is responsible for the management and operation of our company. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:
•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

•	succession planning for the Board and senior management and defining our management structure and responsibilities;

•	approving our overall strategy, including the three year business plan and annual operating and capital expenditure budgets;

•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

•	approving annual and periodic reports, results announcements and related media releases and notices of shareholder meetings;

•	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

•	reviewing the authority levels of the CEO and management;

•	approving our remuneration framework;

•	overseeing our corporate governance matters;

•	approving corporate-level company policies;

•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

•	any other matter which the Board considers ought to be approved by the Board.
The full list of those matters reserved to the Board are formalized in our Board charter, which is available on our website (www.jameshardie.com, select “Investor Relations,” “Corporate Governance,” then “Board Structure”).
In discharging its duties, the Board aims to take into account our interests, our enterprise (including the interests of its employees), our shareholders, other stakeholders and other parties involved in or with us.
Supervisory Board
The Supervisory Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on June 17, 2010, when it was replaced by the single Board.
The Supervisory Board was comprised of only non-executive directors, with at least two members or a higher number as determined by the Supervisory Board.

Supervisory Board directors were appointed by our shareholders at a general meeting or by the Supervisory Board if there was a vacancy. The Supervisory Board and our shareholders had the right to nominate candidates for the Supervisory Board. Supervisory Board directors could be dismissed by our shareholders at a general meeting.
The Supervisory Board supervised and provided advice to the Managing Board, and was responsible for, among other matters:
•	nominating Managing Board directors for election by shareholders;

•	appointing and removing the CEO and the Chairman of the Managing Board;

•	approving Managing Board decisions relating to specified matters or above agreed thresholds;

•	approving the strategic plan and annual budget proposed by the Managing Board;

•	approving the annual financial accounts;

•	supervising the policy and actions of the Managing Board;

•	supervising the general course of our affairs and the business we operate; and

•	approving issues of new shares.
Following completion of Stage 1 of the Re-domicile and the abolishment of the Joint Board, the Supervisory Board also became responsible for the following matters previously reserved solely to the Joint Board as well as those matters where responsibility was previously shared with the Supervisory Board:
•	approving declaration of dividends;

•	approving any share buy-back programs and cancelling the shares bought back;

•	approving any significant changes in the identity or nature of our company;

•	approving the strategy set by the Managing Board;

•	monitoring company performance; and

•	maintaining effective external disclosure policies and procedures.
Managing Board
The Managing Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on June 17, 2010. It was comprised of only executive directors, with at least two members or such higher number as determined by the Supervisory Board. The Managing Board directors were appointed by our shareholders at a general meeting. The Supervisory Board could appoint interim members to the Managing Board if there was a vacancy on the Managing Board. The Supervisory Board and our shareholders could nominate candidates for the Managing Board.
The Supervisory Board appointed one Managing Board director as its Chairman and one member as its CEO. Throughout the period until the Managing Board ceased to exist, our current CEO occupied both roles.
Managing Board directors could be dismissed by our shareholders at a general meeting and suspended at any time by the Supervisory Board.
The Managing Board was accountable to the Supervisory Board, the Joint Board (while it was in operation) and to the shareholders for the performance of its duties, and was responsible for our day-to-day management, including:
•	administering our general affairs, operations and finance;

•	preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for us for the next three years, for approval by the Joint and Supervisory Boards;

•	ensuring the implementation of our strategic plan;

•	preparing quarterly and annual accounts, management reports and media releases;

•	monitoring our compliance with all relevant legislation and regulations and managing the risks associated with our activities;

•	reporting and discussing our internal risk management and control systems with the Supervisory Board and the Audit Committee; and

•	representing, entering into and performing agreements on our behalf.

Joint Board
The Joint Board was in operation for part of fiscal year 2010 until it ceased to exist on completion of Stage 1 of the Re-domicile on February 19, 2010, when its responsibilities were assumed by the Supervisory Board.
The Joint Board comprised of between three and twelve members as determined by the Supervisory Board’s Chairman, or a greater number as determined by our shareholders at a general meeting. The Joint Board included all of the Supervisory Board directors as well as our CEO.
The Joint Board was allocated specific tasks under the Articles of Association but was primarily a forum for communication between the Managing Board and Supervisory Board. It was responsible, in some cases jointly with the Supervisory Board, for:
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
The core responsibility of the Joint Board was to oversee the general course of our affairs by exercising business judgment in the best interests of our company and our stakeholders.
Operation of the Board
Board Meetings
The Board meets at least four times a year or whenever the Chairman or three or more members have requested a meeting.
While the Supervisory Board was in operation, meetings were generally held at our offices in The Netherlands. At each physical meeting, the Board met in executive session without management present for at least part of the meeting. The Board was also able to pass resolutions by written consent.
During fiscal year 2010, the Managing Board met regularly and the majority of its meetings were held at our offices in The Netherlands.
On June 29, 2010, the single Board held its first meeting in Ireland. We intend to hold the majority of our subsequent Board meetings, at which key decisions affecting us are made, in Ireland.
Director Qualifications
Directors have skills, qualifications, experience and expertise which assist the Board to fulfill its responsibilities and assist us in creating shareholder value.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Board members each year.

Succession Planning
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.
Board renewal has been a priority for the Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Board during fiscal year 2010.
In the lead up to implementation of the Re-domicile, the Board, together with the Nominating and Governance Committee, considered the desired composition of the Board, including the right number, mix of skills, qualifications, experience, expertise and geographic location of its directors, to maximize the effectiveness of the Board following completion of the Re-domicile. As a result of this review, two Irish-based directors were appointed to the Board. The Board will continue to review and evaluate the desired profile of the Board and expects that an additional European-based director may be appointed in the future.
Retirement and Tenure Policy
During fiscal year 2010, we adhered to the recommendation of the Dutch Corporate Governance Code (which we refer to as the Dutch Code) which limited the tenure of Supervisory Board directors to 12 years (unless the Supervisory Board determined that it would be in our best interests for a director to serve longer than this period). There was no tenure policy for Managing Board directors. Following completion of the Re-domicile, we are no longer subject to the Dutch Code.
None of our current directors has served for more than seven years and we have elected not to adopt a retirement and tenure policy following completion of the Re-domicile. The length of tenure of individual Board directors will be considered as part of the Board’s decision making process when considering whether a director should be recommended by the Board for re-election.
Board Evaluation
The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2010, a purpose-designed survey was used by directors to self-assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board.
The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. Following completion of Stage 2 of the Re-domicile, the Nominating and Governance Committee and the Board continue to discuss annually the performance of the CEO and the CEO’s direct reports, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.
Director Re-election
No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third annual general meeting (which we refer to as AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board to fill a vacancy must submit him or herself for re-election at the next AGM.
Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and our needs. The Nominating and Governance Committee and the Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
Because our company is a European “SE” company, the CEO is required to stand for re-election every six years as long as he remains as the CEO. We believe this policy is appropriate (having regard to Australian practice under the rules of the ASX) as it supports the continuity of management performance.

Independence
We require the majority of directors on the Board and Board Committees, as well as the Chairman of the Board and Board Committees, to be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body.
Each year, the Board, together with the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code (up until completion of the Re-domicile), the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (which we refer to as the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.
All directors are expected to bring their independent views and judgment to the Board and Board Committees and must declare any potential or actual conflicts of interest. The Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the materiality of the relationship and the rules and regulations of the applicable exchange or regulatory body.
The Board considered the following specific matters prior to determining that each director was independent:
•	Mr. Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any of our products directly from us, although it does buy a small amount of our products through our customers;

•	Mr. Rudy van der Meer is a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to us. In each case those entities were providing these services to us prior to Mr. van der Meer becoming a Board director; and

•	Mr. David Dilger is a director of a number of our subsidiaries and receives directors’ fees for such service approved by the Board.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to us. Each of these relationships, other than Mr. Dilger’s service as a director of a number of our subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.
Orientation
We have an orientation program for new directors, which was reviewed and updated during fiscal year 2010. The program includes an overview of our governance arrangements and directors’ duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on our risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment. Following completion of the Re-domicile, this program will also include details of our governance arrangements and an overview of directors’ duties in Ireland.
Board Continuing Development
We operate within a complex industry, geographical and regulatory framework. We regularly schedule time at physical Board meetings to develop the Board’s understanding of our operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Board’s continuing development.

Letter of Appointment
Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and our expectations of them in that role. We do not provide any benefits for our Board directors upon termination of employment.
Chairman
The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board’s duties and responsibilities and acts as the main contact with the CEO.
The Chairman:
•	provides leadership to the Board;

•	chairs Board and shareholder meetings;

•	facilitates Board discussion;

•	monitors, evaluates and assesses the performance of our Board and Board Committees; and

•	is a member of and attends meetings of all Board Committees.
The Chairman may not also be the Chairman of the Audit Committee. The current Chairman is Mr. Hammes and the current Deputy Chairman is Mr. McGauchie.
Indemnification
Our Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or our company secretary and our employees and any other person deemed by the Board to be an agent of our company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties.
We and some of our subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of our company or our subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.
Evaluation of Management
At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the Group Management Team against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The CEO uses this feedback to assist in the annual review of members of the Group Management Team. This process was followed during fiscal year 2010.
Information for the Board
Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.
In discharging their duties, Board directors were provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at our expense for the proper performance of their duties.
The Board has regular discussions with the CEO (and while we were domiciled in The Netherlands; the Managing Board) on our strategy and performance, including two sessions each year where Board members formally review our strategy and progress. The Board has also scheduled an annual calendar of topics to be covered to assist it to properly discharge all of its responsibilities.
Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman. While we were domiciled in The Netherlands, the Board also received and reviewed the minutes of each Managing Board meeting.
Delegation to the CEO
The Board has delegated to the CEO the power to manage our business to achieve the mission statements and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.
Board Committees
The Board Committees are generally committees of the Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com).
Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities. The Board may also form ad hoc committees from time to time. During fiscal year 2009, the Board formed the Due Diligence Committee (discussed in more detail below) to review management’s progress in formulating the Re-domicile. This committee continued to meet during fiscal year 2010.
Audit Committee
The Audit Committee oversees the adequacy and effectiveness of our accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the external and internal auditors.
Currently, the members of the Audit Committee are Mr. Anderson (Chairman) and Messrs. Hammes, Harrison and Dilger.
All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Board have determined that Messrs. Anderson, Harrison and Dilger are “audit committee financial experts”.
Under the NYSE listing standards that apply to U.S. companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company’s board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company’s audit committee. Although we are not bound by this provision, we follow it voluntarily. Currently, none of our directors serve on the audit committees of three or more public companies in addition to our Audit Committee.
The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, among other matters:
•	overseeing our financial reporting process and reports on the results of our activities to the Board;

•	reviewing with management and the external auditor our annual and quarterly financial statements and reports to shareholders;

•	discussing earnings releases as well as information and earnings guidance provided to analysts;

•	reviewing and assessing our risk management policies and procedures;

•	having general oversight of the appointment and provision of all our external audit services, the remuneration paid to the external auditor, and the performance of our internal audit function;

•	reviewing the adequacy and effectiveness of our internal compliance and control procedures;

•	reviewing our compliance with legal and regulatory requirements; and

•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from our Ethics Hotline.
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
Nominating and Governance Committee
The Nominating and Governance Committee is responsible for:
•	identifying and recommending to the Board individuals qualified to become Board directors;

•	overseeing the evaluation of the Board and senior management;

•	assessing the independence of each Board director;

•	reviewing the conduct of the general meetings; and

•	performing a leadership role in shaping our corporate governance policies.
The current members of the Nominating and Governance Committee are Mr. McGauchie (Chairman) and Messrs. Hammes, van der Meer and Osborne.
Remuneration Committee
The Remuneration Committee oversees our overall remuneration structure, policies and programs; assesses whether our remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in our remuneration structure, policies and programs. It also:
•	administers and makes recommendations on our incentive compensation and equity-based remuneration plans;

•	reviews the remuneration of Board directors;

•	reviews our remuneration framework; and

•	makes recommendations to the Board on our recruitment, retention and termination policies and procedures for senior management.
Members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and “outside directors” for purposes of Section 162(m) of the U.S. Internal Revenue Code.
The members of the Remuneration Committee are Mr. Harrison (Chairman) and Messrs. Anderson, Hammes, McGauchie and Dilger.

Due Diligence Committee
During fiscal year 2009, the Board formed the Due Diligence Committee, comprised of representatives from the Supervisory Board together with the Managing Board and a representative of our management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move our domicile by coordinating and overseeing implementation of the due diligence process and reporting back to the Boards regarding the conduct of this process.
The purpose of the due diligence process was to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (which we refer to as the Meeting Materials) prepared in connection with the Re-domicile were accurate and complete in all material respects and contained all required information.
The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Board on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Re-domicile be submitted to shareholders.
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
Our Code of Business Conduct and Ethics is available from the Investor Relations area of our website, www.jameshardie.com.
Continuous Disclosure and Market Communication
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).
Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:
•	understand our strategy and assess the quality of our management;

•	examine our financial position and the strength of our growth prospects; and

•	receive any news or information that might reasonably be expected to materially affect the price or market for our securities.
The CEO is responsible for ensuring we comply with our continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President — Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of our normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed our disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2010.

Share Trading
All of our employees and directors are subject to our Insider Trading Policy. Our employees and directors may only buy or sell our securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from our compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for short-swing profit. Our employees who are not designated employees may hedge vested options or shares, provided they notify us.
The Board recognizes that it is the individual responsibility of each of our directors and employees to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.
Risk Management
Overall Responsibility
The Audit Committee has oversight of our risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO and General Counsel. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on our risk management policies, processes and controls.
The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.
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
Policies for Management of Material Business Risks
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by us for oversight and management of material business risks are:
•	quarterly meetings of the Risk Management Committee to assess the key strategic, operations, reporting and compliance risks we face, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

•	quarterly reporting to the Audit Committee of the Risk Management Committee’s conclusions regarding the key strategic, operations, reporting and compliance risks we face;

•	an Enterprise Risk Management process, which involves developing contingency plans for the key risks we face and our assumptions in its three year strategic plans and beyond;

•	a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;

•	annual budgeting and monthly reporting to monitor performance;

•	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

•	increased monitoring of our liquidity and status of renewals of finance facilities;

•	maintaining an appropriate insurance program;

•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

•	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

•	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.
A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).
Another example of our approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the formulation of our Re-domicile.
During fiscal year 2010, the Audit Committee, and through it the Board, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of our current compliance programs and disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating our risk management culture.
Risk Management Committee
The Risk Management Committee, which reviews and monitors the risks we face, is our primary management forum for risk assessment and risk management. This role is more formally documented in our Risk Management Committee charter. The Risk Management Committee comprises of a cross-functional group of employees and reports quarterly to both the CEO, CFO, General Counsel and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks we face. The Risk Management Committee also oversees our Enterprise Risk Management process.
Internal Audit
The Director of Internal Audit heads the internal audit department. The Internal Audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Board in executive sessions.
External Audit
The external auditor reviews each quarterly and half-year results announcement and audits the full year results. The external auditor attends each Audit Committee meeting, including an executive session where only members of the Audit Committee and Board directors are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.

Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprising of our senior finance, accounting, compliance, legal, tax, treasury and investor relations executives, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
Shareholders’ Participation
Listing Information
For most of fiscal year 2010, we were a N.V. incorporated under Dutch law. On February 19, 2010, following the completion of Stage 1 of the Re-domicile, we transformed from a Dutch NV company to a Dutch SE company named “James Hardie Industries SE”. On June 17, 2010, we moved our corporate domicile to Ireland. Our securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.
Annual Information Meeting
Recognizing that most shareholders were not able to attend the AGM in The Netherlands, we conducted our 2009 Annual Information Meeting (which we refer to as the AIM) in Australia to allow shareholders to review the items of business and other matters to be considered and voted on at the AGM. Shareholders were able to appoint representatives to attend the AIM on their behalf and ask questions.
Beginning in 2010, we will hold our AGM in Ireland, and will simulcast this meeting to a venue in Sydney so that Australian shareholders can attend a meeting together and ask questions of the Board and external auditor.
We distribute with our Notice of Meetings (for annual meetings) a question form which shareholders can use to submit questions in advance of the meetings. Shareholders can also ask questions relevant to the business of the meeting during the meeting.
For those shareholders unable to attend, the annual meetings are broadcast live over the internet in the Investor Relations area of the website (www.jameshardie.com). The webcast remains on our website so it can be replayed later if desired.
AGM
The 2009 AGM was held in The Netherlands within seven days of the AIM. Beginning in 2010, the AGM will be held in Ireland.
Each shareholder (other than an ADS holder) has the right to:
•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
The external auditor attends the AGM and is available to answer questions.

Communication
We are committed to communicating effectively with our shareholders through a program that includes:
•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

•	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

•	a comprehensive Investor Relations website that displays all company announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;

•	site visits and briefings on strategy for investment analysts;

•	an email alert service to advise shareholders and other interested parties of announcements and other events; and

•	equality of access for shareholders and investment analysts to briefings, presentations and meetings.
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
Section 303A.12(b) provides that each listed company’s CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) provides that each listed company must submit an executed written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and an interim written affirmation to the NYSE as and when required by the interim written affirmation form specified by the NYSE.
We presently comply with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE.
Two ways in which our corporate governance practices differ significantly from those followed by U.S. domestic companies under NYSE listing standards should be noted:
•	In the U.S., an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment, otherwise the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.
As an Irish-domiciled company, we will also continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers.
Current Directors and Executive Officers
Upon completion of the Re-domicile on June 17, 2010, the Managing Board was dissolved. Louis Gries, our Chief Executive Officer, ceased to serve as Chairman and member of the Managing Board. Mr. Gries continues to serve as a director on our Board. Russell Chenu, our Chief Financial Officer, and Robert Cox, our General Counsel, also ceased to be members of the Managing Board but continue in their executive roles.
In preparation for any recovery in the U.S. market, and to allow an increased focus on top line growth and product mix shift that will enable us to achieve our long term growth objectives, we have implemented a restructure of our senior management team with effect from the beginning of 2010.
Our former Senior Leadership Team transitioned into a Group Management Team comprised of:
•	Louis Gries, Chief Executive Officer;

•	Russell Chenu, Chief Financial Officer;

•	Robert Cox, General Counsel;

•	Mark Fisher, Executive General Manager — International;

•	Nigel Rigby, Executive General Manager — USA; and

•	Sean O’Sullivan, Vice President Investor and Media Relations.
The current members of our Board and Group Management Team are as follows:

Name	Age	Position	Last Elected
Board

Michael Hammes	68	Chairman of the Board	2009
Donald McGauchie AO	60	Deputy Chairman of the Board	2009
Brian Anderson	59	Member of the Board	2009
David Dilger (1)	53	Member of the Board	Appointed September 2009
David Harrison	63	Member of the Board	2008
James Osborne	61	Member of the Board	2009
Rudy van der Meer	65	Member of the Board	2009

Group Management Team

Louis Gries (2)	56	Chief Executive Officer and member of the Board
Russell Chenu (3)	60	Chief Financial Officer

Name	Age	Position	Last Elected
Robert Cox(4)	56	General Counsel
Mark Fisher	39	Executive General Manager — International
Sean O’Sullivan	45	Vice President — Investor and Media Relations
Nigel Rigby	43	Executive General Manager — USA

(1)	Mr. Dilger was appointed as a non-executive director on September 2, 2009. As required by our Articles of Association, Mr. Dilger will stand for re-election at the 2010 AGM.

(2)	Mr. Gries was also Chairman and member of the Managing Board until June 17, 2010.

(3)	Mr. Chenu ceased to be a member of the Managing Board on June 17, 2010 in connection with the Re-domicile.

(4)	Mr. Cox ceased to be a member of the Managing Board and Company Secretary on June 17, 2010 and June 29, 2010, respectively, in connection with the Re-domicile.
Directors
Michael Hammes is Chairman of our Board and a member of our Audit Committee, Remuneration Committee, and Nominating and Governance Committee. Mr. Hammes also served on our Re-domicile Due Diligence Committee. Mr. Hammes was appointed as an independent non-executive director of JHI SE at the Extraordinary General Meeting in February 2007 and was appointed Chairman of the Joint and Supervisory Boards in January 2008. He was re-elected by our shareholders at our Annual General Meeting in August 2009. Following the completion of the Re-domicile, he became the Chairman of the single Board. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including Chief Executive Officer and Chairman of Sunrise Medical, Inc., which designs, manufactures and markets home medical equipment worldwide (2000 to 2007). Mr. Hammes is currently lead director of Navistar International Corporation (since 1996).
Donald McGauchie is Deputy Chairman of our Board, Chairman of our Nominating and Governance Committee and a member of our Remuneration Committee. Mr. McGauchie joined JHI SE as an independent, non-executive director in August 2003. He was re-elected by our shareholders at our Annual General Meeting in August 2009. Mr. McGauchie was appointed Acting Deputy Chairman of our Joint and Supervisory Boards in February 2007 and Deputy Chairman of our Joint and Supervisory Boards in April 2007. Following the completion of the Re-domicile, he became the Deputy Chairman of the single Board. Mr. McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, currently serving as a director of The Reserve Bank of Australia and having previously held several high-level advisory positions to the Australian Government. Mr. McGauchie is currently a director of Nufarm Limited (since 2003), GrainCorp Limited (since 2009) and Australian Agricultural Company Limited (since May 2010). In 2003, he was awarded the Centenary Medal for service to Australian society through agriculture and business.
Brian Anderson is a member of our Board and Chairman of our Audit Committee. Mr. Anderson also serves on our Remuneration Committee and was Chairman of our Re-domicile Due Diligence Committee. Mr. Anderson was appointed as an independent, non-executive director on December 14, 2006 after joining JHI SE as a consultant to the Board in August 2006. He was re-elected by our shareholders at our Extraordinary General Meeting in February 2007 and our Annual General Meeting in August 2009. Previously, Mr. Anderson was Executive Vice President and Chief Financial Officer of OfficeMax, Inc. from 2004 until 2005 and prior to that he held a variety of senior positions at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer from 1997 until 2004. Mr. Anderson has been an accredited Certified Public Accountant since 1976. Mr. Anderson is currently non-executive Chairman of A.M. Castle & Co. (since April 2010 and a director since August 2005), and a director of Pulte Homes Corporation (since September 2005) and W.W. Grainger (since 1999).
David Dilger is a member of our Board, Audit Committee and Remuneration Committee, and was appointed as an independent non-executive director of JHI SE on September 2, 2009. Mr. Dilger has significant experience as an executive of listed companies in Ireland. Previously, Mr. Dilger was Chief Executive Officer of Greencore Group plc from 1995 to 2008 and prior to that he held a number of senior executive positions at Food Industries plc and Woodchester Investments. Mr. Dilger served as a non-executive director of the Bank of Ireland plc between 2003 and 2009 as Chairman of the Bank’s Remuneration Committee and currently serves as Chairman of the Board of Directors of Dublin Airport Authority plc.
David Harrison is a member of our Board, Chairman of our Remuneration Committee and a member of our Audit Committee. Mr. Harrison was appointed as an independent non-executive director of JHI SE effective May 19, 2008 and re-elected at our Annual General Meeting in August 2008. Mr. Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during his 22 years with Borg-Warner General Electric Co. He is Managing Partner of the U.S. financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. Mr. Harrison is currently a director for National Oilwell Varco (since 2003) and Navistar International (since 2007).
James Osborne is a member of our Board and Nominating and Governance Committee. Mr. Osborne also served on our Re-domicile Due Diligence Committee. He was appointed as an independent non-executive director of JHI SE in March 2009 and re-elected by our shareholders at our Annual General Meeting in August 2009. Mr. Osborne is an experienced company director with a strong legal background and considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979, and serving as the firm’s managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr. Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board. Mr. Osborne is currently a director at Ryanair Holdings plc (since 1996).
Rudy van der Meer is a member of our Board and Nominating and Governance Committee. Mr. van der Meer was appointed as an independent non-executive director of JHI SE at the Extraordinary General Meeting in February 2007 and re-elected by our shareholders at our Annual General Meeting in August 2009. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including Chief Executive Officer — Coatings from 2000 to 2005, Chief Executive Officer — Chemicals from 1993 to 2000, member of the five member Executive Board from 1993 to 2005, Division President — Akzo Salt & Base Chemicals from 1991 to 1993 and member of the Executive Board — Akzo Salt & Base Chemicals from 1989 to 1991. Mr. van der Meer is currently a director of Imtech N.V. (since 2005).
Group Management Team Officers
Louis Gries is our Chief Executive Officer and a member of the Board. Mr. Gries was elected to the Managing Board by our shareholders at our 2005 Annual General Meeting and continued as Chairman of the Managing Board until it was dissolved in June 2010. Mr. Gries joined us as Manager of the Fontana fiber cement plant in California in February 1991 and has held a number of roles with us leading to his appointment as Executive Vice President — Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe. In October 2004, Mr. Gries was appointed interim Chief Executive Officer and in February 2005, he was appointed Chief Executive Officer. He has previously held management positions with United States Gypsum Corporation, or USG. He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach.

Russell Chenu is our Chief Financial Officer. Mr. Chenu joined us in October 2004 as Interim Chief Financial Officer and Executive Vice President, Australia. In February 2005, he was appointed Chief Financial Officer. Mr. Chenu was elected to our Managing Board by our shareholders at our 2005 Annual General Meeting, was re-elected at our Annual General Meeting in August 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. From February 2001 to July 2004, Mr. Chenu served as Chief Financial Officer of Tab Limited, then a publicly traded entertainment and gambling company. Mr. Chenu previously worked for us for 13 years in a variety of capacities, ultimately as Group Banking Manager from 1982 to 1984. He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management in Australia.
Robert Cox is our General Counsel. Mr. Cox joined us in January 2008 as General Counsel and became Company Secretary and a member of the Managing Board effective May 7, 2008. He was re-elected at our Annual General Meeting in August 2008 and continued as member of the Managing Board until it was dissolved in June 2010 and as Company Secretary until June 29, 2010. Prior to joining us, Mr. Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. for five years. His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California. Mr. Cox has a Bachelor of Arts from Wesleyan University in Connecticut; a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, D.C. and a JD from the University of California, Berkeley, California.
Mark Fisher is our Executive General Manager — International. Mr. Fisher joined us in 1993 as a Production Engineer and has held a variety of production, sales and management roles with us. In November 2004, Mr. Fisher became Vice President — Specialty Products. In December 2005, he was appointed as Vice President — Research and Development. In February 2008, his role was expanded to cover Engineering & Process Development. In January 2010, he was appointed Executive General Manager — International, responsible for research and development, engineering, manufacturing logistics and product management, as well as our non-U.S. businesses. Before joining us, Mr. Fisher worked in engineering for Chevron Corporation. Mr. Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.
Nigel Rigby is our Executive General Manager — USA. Mr. Rigby joined us in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with us. In November 2004, Mr. Rigby became Vice President — Emerging Markets. In 2006, he was named Vice President — General Manager Northern Division. In November 2008, he became Vice President — General Manager of the newly-formed Eastern Division, which incorporated the former Northern and Southern Division markets and plants. In January 2010, he was appointed Executive General Manager — USA, responsible for the U.S. business. Before joining us, Mr. Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.
Sean O’Sullivan is our Vice President — Investor and Media Relations. Mr. O’Sullivan joined us in December 2008. For the eight years prior to joining James Hardie, Mr. O’Sullivan was Head of Investor Relations at St. George Bank, where he established and led the investor relations function. Mr. O’Sullivan’s background includes thirteen years as a fund manager for GIO Asset Management with responsibility for domestic and global investments. During this period, he spent a period of time on secondment with McKinsey and Co. After leaving the GIO, Mr. O’Sullivan worked for Westpac Banking Corporation in funds management sales. Mr. O’Sullivan has a Bachelors of Arts majoring in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.
None of the persons above has any familial relationship with each other. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director or member of senior management.

Employees
As of the end of each of the last three fiscal years, we employed the following number of people:

	Fiscal Years Ended March 31,
	2010	2009	2008
Fiber Cement United States and Canada	1,605	1,323	1,809
Fiber Cement Australia	382	396	397
Fiber Cement New Zealand	137	167	188
Fiber Cement Philippines	150	158	167
Pipes (United States and Australia)	56	63	116
Fiber Cement Europe	42	45	46
Research & Development, including Technology	105	106	111
General Corporate	34	48	48

Total Employees	2,511	2,306	2,882

Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008. As of the end of March 31, 2010, of the 2,511 people employed, approximately 364 were members of labor unions (approximately 244 in Australia1, 91 in New Zealand and 29 in the Philippines). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States or the Philippines. See Item 3, “Key Information — Risk Factors.”
Compensation
Remuneration
The aggregate amount of compensation that we paid to, or accrued with respect to, all persons serving as members of our Supervisory Board, Managing Board or our executive officers (14 persons in aggregate) during fiscal year 2010 was approximately $16.8 million. This figure consists of base salaries, bonuses paid, accrued compensation relating to awards of superannuation and retirement benefits, stock options, restricted stock and severance. We also pay for expenses related to Board spousal travel to accompany them to up to one Board meeting per year.
The table below sets forth the compensation for our current non-executive directors who served on the Board during the fiscal years ended March 31, 2010 and 2009:

	Primary	Equity
	Directors’	JHI SE	Other
Name	Fees (1)	Stock (2)	Benefits (3)	Total

Current Non-Executive Directors
M. Hammes
Fiscal year 2010	$221,000	$85,000	$10,641	$316,641
Fiscal year 2009	222,500	21,250	3,988	247,738

D. McGauchie
Fiscal year 2010	185,000	—	2,428	187,428
Fiscal year 2009	185,000	—	11,627	196,627

B. Anderson
Fiscal year 2010	155,000	10,000	8,290	173,290
Fiscal year 2009	155,000	—	1,300	156,300

D. Dilger (4)
Fiscal year 2010	75,000	—	1,784	76,784
Fiscal year 2009	N/A	N/A	N/A	N/A

[1]	Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union.

	Primary	Equity
	Directors’	JHI SE	Other
Name	Fees (1)	Stock (2)	Benefits (3)	Total

D. Harrison (5)
Fiscal year 2010	130,000	10,000	10,000	150,000
Fiscal year 2009	105,537	—	4,178	109,715

J. Osborne (6)
Fiscal year 2010	127,500	10,000	990	138,490
Fiscal year 2009	6,333	—	—	6,333

R. van der Meer
Fiscal year 2010	120,000	10,000	—	130,000
Fiscal year 2009	60,000	60,000	14,407	134,407

Total Compensation for Current Non-Executive Directors
Fiscal year 2010	$1,013,500	$125,000	$34,133	$1,172,633
Fiscal year 2009	734,370	81,250	35,500	851,120

(1)	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees.

(2)	The actual amount spent by each Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI SE shares acquired was determined by dividing the amount of participation in the Supervisory Board Share Plan 2006 (which we refer to as SBSP) by the market purchase price.

(3)	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands.

(4)	Mr. Dilger was appointed to the Company’s Joint and Supervisory Boards effective September 2, 2009.

(5)	Mr. Harrison was appointed to the Company’s Joint and Supervisory Boards effective May 19, 2008.

(6)	Mr. Osborne was appointed to the Company’s Joint and Supervisory Boards effective March 12, 2009.

The table below sets forth the compensation for those executive directors who served on the Managing Board during the fiscal years ended March 31, 2010 and 2009; and for our current senior executives during the fiscal years ended March 31, 2010 and 2009:

						Other
						Relocation
						Allowances,
				Post-		Expatriate
	Primary			employment	Equity	Benefits, and
			Noncash	Superannuation	Equity	Other Non-
		Bonuses	Benefits	and 401(k)	Awards	recurring
Name	Base Pay	(1)	(2)	Benefits	(3)	(4)	Total
Senior Executives, including Managing Board

L. Gries
Fiscal year 2010	$936,860	$1,688,832	$471,208	$12,999	$3,744,250	$174,510	$7,028,659
Fiscal year 2009	863,448	1,215,876	268,008	19,872	2,146,279	171,674	4,685,157

R. Chenu
Fiscal year 2010	738,463	320,148	83,728	66,462	607,122	185,971	2,001,894
Fiscal year 2009	676,719	216,453	40,983	60,025	296,514	148,366	1,439,060

R. Cox
Fiscal year 2010	450,000	245,699	74,721	14,700	606,351	156,807	1,548,278
Fiscal year 2009	444,808	339,300	14,354	—	79,575	308,583	1,186,620

M. Fisher
Fiscal year 2010	384,169	382,303	33,098	12,842	536,472	—	1,348,884
Fiscal year 2009	340,433	273,670	35,961	14,014	328,408	—	992,486

N. Rigby
Fiscal year 2010	397,558	406,711	24,228	—	536,472	—	1,364,969
Fiscal year 2009	340,433	273,670	24,967	—	328,408	—	967,478

Total Compensation for Senior Executives, including Managing Board

Fiscal year 2010	$2,907,050	$3,043,693	$686,983	$107,003	$6,030,667	$517,288	$13,292,684
Fiscal year 2009	2,665,841	2,318,969	384,273	93,911	3,179,184	628,623	9,270,801

(1)	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amounts in fiscal years 2010 and 2009 include all incentive amounts accrued for in respect of each fiscal year, pursuant to the terms of the applicable plans. In addition, since the amount reported each year is an estimate, fiscal year 2010’s bonus amounts include any adjustments to the 2009 bonus amounts previously reported to the extent necessary to reflect the actual bonus paid. The bonus for fiscal year 2010 was paid to senior executives in the form of performance shares.

See “Other Compensation” for a summary of the terms of our incentive plans.

(2)	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

(3)	Includes grants of Scorecard Long Term Incentive (LTI) awards granted in fiscal year 2010 and Relative TSR and Executive Incentive Program RSUs. Scorecard LTI awards are liability-classified awards that are remeasured based on the Company’s stock price at each reporting period at an assumed scorecard rating. Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan the equity awards were issued under, and the fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

(4)	Other non-recurring benefits include cash paid in lieu of vacation accrued, as permitted under our U.S. vacation policy and California law.

Employment Contracts
Remuneration and other terms of employment for the Chief Executive Officer, Chief Financial Officer, General Counsel and certain other senior executives are formalized in employment contracts. The main elements of these contracts are set forth below.
Chief Executive Officer
Details of the terms of our Chief Executive Officer’s employment contract are as follows:

Components	Details

Length of contract	Initially a three year term, commencing February 10, 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.

Base salary (1)	$950,000 for fiscal year 2010. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.

Short-term incentive	Annual short-term incentive target is 125% of annual base salary for fiscal year 2011. The quantum of short-term incentive target is reviewed annually by the Board in May.

The Remuneration Committee recommends the Company’s and Chief Executive Officer’s performance objectives, and the performance against these objectives, to the Board for approval. The Chief Executive Officer’s short-term incentive is calculated under the Executive Incentive Plan and the Individual Performance Plan.

Long-term incentive	Upon the approval of the shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the United States. For fiscal year 2011, the LTI target will be $2.8 million.

Defined Contribution Plan	The Chief Executive Officer may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the Chief Executive Officer’s contributions into the plan up to the annual IRS limit.

Resignation	The Chief Executive Officer may cease employment with the Company by providing written notice. If the Chief Executive Officer retires with the approval of the Board, then the unvested restricted stock units and awards will not be forfeited and will be held until the next test date.

Termination by James Hardie	The Company may terminate the Chief Executive Officer’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the Chief Executive Officer terminates his employment “for good reason” the Company will pay the following:

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

Components	Details

Post-termination Consulting	The Company will request the Chief Executive Officer, and the Chief Executive Officer will agree, to consult to the Company upon termination for a minimum of two years, as long as the Chief Executive Officer maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the Chief Executive Officer will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the Chief Executive Officer under the Managing Board Transitional Stock Option Plan and Long-Term Incentive Plan, the Chief Executive Officer’s outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for U.S. executives, and the Board considers that it is an appropriate restraint for Mr. Gries given his intimate involvement in developing the Company’s fiber cement business in the U.S. over the past 19 years.

(1)	See actual salary paid for fiscal year 2010 in this section under “Compensation.”
Chief Financial Officer
Details of our Chief Financial Officer’s employment contract are as follows:

Components	Details

Length of contract	Fixed concluding October 5, 2012.

Base salary (1)	A$874,058 for fiscal year 2010. Salary reviewed annually by the Board.

Short-term incentive	Annual short-term incentive target is 33% of annual base salary as set out in his employment contract based on personal goals. The Chief Financial Officer does not participate in the Executive Incentive Plan for his short-term incentive, other than the arrangement where some of the Chief Financial Officer’s long-term incentive target is transferred to short-term incentive target in the form of Executive Incentive Program restricted stock units (RSUs).

Long-term incentive	Stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least $350,000. If the Chief Financial Officer ceases employment with the Company then a pro-rata amount of each tranche of the Chief Financial Officer’s unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the Chief Financial Officer remained employed by the Company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.

Components	Details

Superannuation/Pension	The Company will contribute A$50,000 to the Chief Financial Officer’s nominated superannuation/pension fund.

Other	The Chief Financial Officer receives an additional benefit of approximately A$30,000.

Resignation or Termination	The Company or Chief Financial Officer may cease the Chief Financial Officer’s employment with the Company by providing three months’ notice in writing.

Redundancy or diminution of role	If the position of Chief Financial Officer is determined to be redundant or subject to a material diminution in status, duties or responsibility of the role, the Company or the Chief Financial Officer may terminate the Chief Financial Officer’s employment. The Company will pay the Chief Financial Officer a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

(1)	See actual salary paid for fiscal year 2010 in this section under “Compensation.”
General Counsel
Details of our General Counsel’s employment contract are as follows:

Components	Details

Length of contract	Indefinite.

Base salary (1)	$450,000 for fiscal year 2010. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.

Short-term incentive	Annual short-term incentive target is 65% of annual base salary as set out in his employment contract. The General Counsel’s short-term incentive is calculated under the Executive Incentive Plan (which includes the Individual Performance Plan).

Long-term incentive	Stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least $500,000.

Resignation	The General Counsel may cease employment with the Company by providing 30 days’ written notice.

Termination by James Hardie	The Company may terminate the General Counsel’s employment for cause or not for cause. If the Company terminates the employment, not for cause, or the General Counsel terminates his employment “for good reason”, the Company may request the General Counsel to consult to the Company for two years as set out below. No other termination payment is payable.

Post-termination Consulting	Depending on the reasons for termination, the Company may request the General Counsel, and the General Counsel will agree, to consult to the Company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the General Counsel’s annual base salary as of the termination date for each year of consulting.

(1)	See actual salary paid for fiscal year 2010 in this section under “Compensation.”

Benefits Contained in Contracts for Chief Executive Officer, Chief Financial Officer and General Counsel
In fiscal year 2010, and until we moved our corporate domicile to Ireland, the Chief Executive Officer, Chief Financial Officer, and General Counsel were on international assignments in The Netherlands. During the time of their international assignment, their employment contracts also specified the following benefits:

Components	Details

International Assignment	Additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalization: The Company covers the extra personal tax burden imposed by residency in The Netherlands.

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

Other Senior Executives’ Employment Contracts
Details of the employment contracts for current senior executives are as follows:

Components	Details

Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.

Short-term incentive	An annual short-term incentive target is set at a percentage of the senior executive’s salary. The short-term target is between 55% and 65% and reviewed annually.

Long-term incentive	Upon the approval of the Board, grants of Scorecard LTI awards and Relative TSR and Executive Incentive Plan RSUs have been made under the LTIP plan.

Defined Contribution Plan	U.S. senior executives may participate in the U.S. 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit.

Resignation	The senior executive may cease employment with the Company by providing 30 days’ written notice.

Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.

Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all U.S. employees and also eligible to participate in the Company’s Executive Health and Wellness program.

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

Share Ownership
As of May 31, 2010, the number of shares of our common stock beneficially owned by each person listed in the table under the heading “Compensation — Remuneration,” is set forth below.

	Number of
	Shares
	Beneficially	Percent of Class
Name	Owned	(1)
Current Directors and Executive Officers
Michael Hammes (2)	32,847	*
Donald McGauchie (3)	20,372	*
Brian Anderson	7,635	*
David Harrison	12,384	*
James Osborne	2,551	*
Rudy van der Meer	17,290	*
David Dilger (4)	25,000	*
Louis Gries	1,553,475	*
Russell Chenu	229,000	*
Robert Cox	—	—
Mark Fisher	941,672	*
Nigel Rigby	747,392	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Based on 434,550,172 shares of common stock outstanding at May 31, 2010 (all of which are subject to CUFS).

(2)	As of May 31, 2010, 27,847 shares were held in the name of Mr. and Mrs. Hammes.

(3)	As of May 31, 2010 6,000 shares were held for the McGauchie Superannuation Fund for which Mr. McGauchie is a trustee.

(4)	As of May 31, 2010, 25,000 shares were held for the David Dilger Approved Retirement Fund for which Mr. Dilger is a beneficiary.
None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of May 31, 2010.

Option Ownership
The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” have an option to purchase as of May 31, 2010 was:

	Number of Shares Underlying
Name	Options Owned		Exercise Price	Expiration Date

Current Executive Officers
Louis Gries	325,000	(1)	A$6.4490/share(2)	December 2012
	325,000	(3)	A$7.05/share	December 2013
	1,000,000	(4)	A$8.53/share	November 2015
	381,000	(5)	A$8.40/share	November 2016
	415,000	(5)	A$8.40/share	November 2016
	437,000	(5)	A$7.83/share	August 2017
	445,000	(5)	A$7.83/share	August 2017
Russell Chenu	93,000	(6)	A$6.30/share	February 2015
	90,000	(4)	A$8.53/share	November 2015
	60,000	(5)	A$8.40/share	November 2016
	65,000	(5)	A$8.40/share	November 2016
	66,000	(5)	A$7.83/share	August 2017
	68,000	(5)	A$7.83/share	August 2017
Robert Cox	—
Mark Fisher	68,283	(7)	A$5.0586/share(8, 2)	December 2011
	74,000	(1)	A$6.4490/share(2)	December 2012
	132,000	(3)	A$7.05/share	December 2013
	180,000	(9)	A$5.99/share	December 2014
	190,000	(10)	A$8.90/share	December 2015
	158,500	(11)	A$8.40/share	November 2016
	277,778	(12)	A$6.38/share	December 2017
Nigel Rigby	20,003	(7)	A$5.0586/share(8, 2)	December 2011
	27,000	(1)	A$6.4490/share(2)	December 2012
	33,000	(3)	A$7.05/share	December 2013
	180,000	(9)	A$5.99/share	December 2014
	190,000	(10)	A$8.90/share	December 2015
	158,500	(11)	A$8.40/share	November 2016
	277,778	(12)	A$6.38/share	December 2017

(1)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(2)	The exercise price reflects an A$0.2110 per share price reduction due to a capital return paid to shareholders in November 2003.

(3)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2006.

(4)	Granted under the Managing Board Transitional Stock Option Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(5)	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(6)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in February 2008.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(8)	The exercise price reflects an A$0.3804 per share price reduction due to a capital return paid to shareholders in November 2002.

(9)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2007.

(10)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2008.

(11)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in November 2009.

(12)	Granted under the 2001 Equity Incentive Plan. Options vest and become exercisable in three installments: 25% on December 10, 2008; 25% on December 10, 2009; and 50% on December 10, 2010.

Restricted Stock Unit Ownership
The number of shares of our common stock that each person listed in the table under the heading “Compensation — Remuneration,” held as restricted stock units as of May 31, 2010 was:

	Number of Restricted
Name	Stock Units Owned		Unvested

Current Executive Officers
Louis Gries	201,324	(1)	201,324
	558,708	(2)	558,708
	487,446	(3)	487,446
	234,900	(4)	234,900
	81,746	(5)	81,746
Russell Chenu	108,637	(2)	108,637
	94,781	(3)	94,781
	45,675	(4)	45,675
	15,895	(5)	15,895
Robert Cox	155,196	(2)	155,196
	135,402	(3)	135,402
	65,250	(4)	65,250
	22,707	(5)	22,707
Mark Fisher	36,066	(6)	36,066
	116,948	(7)	116,948
	77,548	(3)	77,548
	39,150	(4)	39,150
	13,624	(5)	13,624
Nigel Rigby	36,066	(6)	36,066
	116,948	(7)	116,948
	77,548	(3)	77,548
	39,150	(4)	39,150
	13,624	(5)	13,624

(1)	Granted under the Long Term Incentive Plan and Deferred Bonus Program on September 15, 2008. Restricted stock units vest in one installment, 100% on September 15, 2010.

(2)	Granted under the Long Term Incentive Plan on September 15, 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(3)	Granted under the Long Term Incentive Plan on May 29, 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(4)	Granted under the Long Term Incentive Plan on September 15, 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(5)	Granted under the Long Term Incentive Plan on December 11, 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(6)	Granted under the 2001 Equity Incentive Plan and Deferred Bonus Program on June 17, 2008. Restricted stock units vest in one installment, 100% on June 17, 2010.

(7)	Granted under the Long Term Incentive Plan on December 17, 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.
Stock-Based Compensation
At March 31, 2010, we had the following equity award plans: the Executive Share Purchase Plan (which we refer to as the Plan); the 2005 Managing Board Transitional Stock Option Plan; the JHI SE 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan 2006 as amended in 2008 (which we refer to as LTIP). Following completion of the Re-domicile on June 17, 2010, each of these plans (except for the Executive Share Purchase Plan, which is no longer operational), ceased to be governed by Dutch law and became governed by Irish law. The plans were also amended to reflect the fact that Irish SE will have a single board of directors, including changing the names of the plans as appropriate to reflect the single board.
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under the Plan. Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting has been applied to shares granted after March 31, 1995. The Company recorded no compensation expense during the years ended March 31, 2010, 2009 and 2008. No shares were issued under this plan during years ended March 31, 2010, 2009 and 2008.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. At March 31, 2010 there were 1,090,000 options outstanding under this plan.
On November 22, 2005, we granted options to purchase 1,320,000 shares of our common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Fifty percent of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (which we refer to as TSR) (essentially our dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median TSR for the companies comprising our peer group, as set out in the plan. In addition, for each 1% increment that our TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and November 22, 2010, we will reapply the vesting criteria to those options on that business day. As of May 31, 2010, no options under this plan have vested or are exercisable.
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
JHI SE 2001 Equity Incentive Plan
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
The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options Outstanding as of
Share Grant Date	Number of Options Granted	May 31, 2010
October 2001 (1)	5,468,829	115,140
December 2001	4,248,417	254,309
December 2002	4,037,000	796,500
December 2003	6,179,583	1,758,250
December 2004	5,391,100	1,523,250
February 2005	273,000	93,000
December 2005	5,224,100	2,284,500
March 2006	40,200	40,200
November 2006	3,499,490	1,704,085
March 2007	330,900	168,500
December 2007	5,031,310	2,638,729

Total outstanding		11,376,463

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of JHIL shadow stock awards under the JHIL Key Management Equity Incentive Plan.
The following number of restricted stock units issued under this plan were as follows:

	Number of Restricted Stock	Restricted Stock Units
Share Grant Date	Units Granted	vested as of May 31, 2010
June 2008	698,440	13,685
December 2008	992,271	237,595
December 2009	278,569	—

Total	1,969,280	251,280

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
Restricted Stock Units. In fiscal year 2009, the Joint Board and Remuneration Committee approved the issue of restricted stock units. Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 278,569 and 1,690,711 restricted stock units under the 2001 Equity Incentive Plan in the years ended March 31, 2010 and 2009, respectively. As of March 31, 2010, there were 1,416,339 restricted stock units outstanding under this plan.
Cash Settled Units. In fiscal year 2010 and 2009, 35,741 and nil cash settled units, respectively, were granted to employees. Compensation expense recognized for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date. Vesting of cash settled units is subject to a service condition.
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
Participation by members of the Supervisory Board in the Supervisory Board Share Plan is not mandatory. Under the Supervisory Board Share Plan, the Supervisory Board members can elect to receive some of their annual fees in the form of shares/CUFS. This is different from the old Supervisory Board Share Plan under which Supervisory Board members were required to contribute a portion of their annual fees in shares/CUFS. As of March 31, 2010, 98,106 shares had been acquired under this plan.
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
Long-Term Incentive Plan
At our 2006 AGM, our shareholders approved the establishment of the LTIP to provide incentives to members of the Managing Board and to certain members of its management or executives. The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, shares, the issue and/or transfer of shares under them, and the grant of cash awards to members of our Managing Board and executives. At our 2008 AGM, our shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. In August 2007 and November 2006, 1,016,000 options and 1,132,000 options, and in September 2008, December 2008, May 2009, September 2009 and December 2009, 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the LTIP to our Managing Board and to certain members of our management, respectively. The vesting of these equity awards are subject to “performance hurdles” as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue and restricted stock units expire on exercise, vesting or as set out in the LTIP rules. As of May 31, 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.
Under the terms of the LTIP, 1,089,265 and nil Scorecard LTI units were granted during the years ended March 31, 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
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
As of May 31, 2010, there were 519,406 restricted stock units outstanding under the 2001 Equity Incentive Plan pursuant to this program and 201,324 restricted stock units outstanding under the Long-Term Incentive Plan issued to the Chief Executive Officer.
Executive Incentive Program and Individual Performance Plan
The Company maintains two variable pay plans:
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

The EIP contains a corporate component which will reward management based on performance against predetermined Earnings Before Interest and Taxes (which we refer to as EBIT) goals which are adopted at the start of each fiscal year, as well as individual components on the same terms as the IP Plan which will reward management based on strategic financial and individual objectives. Participating employees will have different EBIT and individual goals, depending on their function and location. The Remuneration Committee has the authority and discretion to approve payments under this plan to the Chief Excecutive Officer and his direct reports and the Chief Executive Officer has the authority and discretion to approve or delegate payments due under this plan to other Company employees for any given fiscal year.
Fiscal year 2009 bonuses under the EIP and IP plan were paid in cash as per the plan. Fiscal year 2010 bonuses will also be paid in cash for all employees other than the Chief Executive Officer or his direct reports, who will be granted shares in lieu of cash bonuses.
401(k) Plan
We sponsor a U.S. defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all U.S. employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to $16,500 in calendar year 2010 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of $245,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
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
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of May 31, 2010, all issued and outstanding shares of our common stock were listed on the ASX in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.
To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our shares based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of May 31, 2010 which was 434,550,172 shares.

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding

Schroder Investment Management Australia Limited (1)	31,024,755	7.14%
Commonwealth Bank of Australia (2)	30,986,692	7.13%
FMR LLC and FIL Limited (3)	29,347,020	6.75%
National Australia Bank Limited Group (4)	28,198,184	6.49%
Concord Capital (5)	26,255,160	6.04%
UBS Nominees Pty Ltd and its related bodies corporate (6)	24,743,787	5.70%
Baillie Gifford & Co (7)	22,325,859	5.14%

(1)	Schroder Investment Management Australia Limited became a major shareholder on January 28, 2004, with a holding of 25,485,997 shares of our issued share capital and, through subsequent purchases, increased its holding in of our issued share capital on April 6, 2004 to 39,835,741 shares. Schroder Investment Management Australia Limited reduced its holding to 31,024,755 shares on January 8, 2007 in the last notice received.

(2)	Commonwealth Bank of Australia became a major shareholder on November 12, 2009, with a holding of 21,820,423 shares of our issued capital and, through subsequent purchases, increased its holdings of our issued capital to 30,986,692 on February 26, 2010 in the last notice received.

(3)	FMR LLC and FIL Limited became a major shareholder on July 23, 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales and purchases, FMR LLC and FIL Limited reduced their holding to 29,347,020 shares of our issued share capital on May 20, 2010 in the last notice received.

(4)	National Australia Bank Limited Group became a major shareholder on May 25, 2004, with 23,060,940 shares of our issued share capital and increased its holding to 28,198,184 shares of our issued share capital on June 16, 2004 in the last notice received.

(5)	Concord Capital became a major shareholder on June 18, 2004, with 24,499,832 shares of our issued share capital. Their substantial holding status ceased on August 6, 2004 when their holdings in our issued share capital fell below 5%. On August 20, 2004, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holding fell below 5% on April 8, 2005. On October 26, 2007, Concord Capital became a substantial shareholder again with a holding of 23,723,697 shares of our issued share capital and, through subsequent purchases, increased its holding of our issued share capital to 26,255,160 shares on October 9, 2009 in the last notice received.

(6)	UBS Nominees Pty Ltd and its related bodies corporate became a major shareholder on February 22, 2010, with 24,743,787 shares of our issued capital in the last notice received.

(7)	Baillie Gifford & Co and its affiliated companies became a major shareholder on December 24, 2007, with a holding of 24,577,253 shares of our issued share capital. On June 26, 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on June 29, 2009. On November 12, 2009, in the last notice received, Baillie Gifford & Co. became a major shareholder again with a holding of 22,325,859 shares of our issued capital in the last notice received.
Lazard Asset Management Pacific Co became a major shareholder on April 1, 2004, with a holding of 24,505,916 shares of our issued share capital and, through subsequent purchases, increased its holdings of our issued share capital on April 24, 2008 to 65,424,399 shares. Through subsequent sales, Lazard Asset Management Pacific Co. ceased to be a major shareholder on May 3, 2010.
BlackRock Investment Management (Australia) became a major shareholder on December 2, 2009 with a holding of 25,598,562 shares of our issued share capital and ceased to be a major shareholder on March 10, 2010.
Vanguard Investments Australia Ltd became a major shareholder on April 3, 2008, with a holding of 22,097,739 shares of our issued share capital. Through subsequent purchases and sales, their holdings have decreased below 5%

and increased over 5% of our issued share capital. On February 5, 2010, their substantial holding status again ceased when their holdings of our issued share capital fell below 5%.
The Capital Group Companies, Inc. became a major shareholder on August 3, 2004, with a holding of 23,331,660 shares of our issued share capital and ceased to be a major shareholder on June 25, 2009. On July 15, 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on September 28, 2009.
Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
As of May 31, 2010, 0.45% of the outstanding shares of our common stock was held by 70 CUFS holders with registered addresses in the United States. In addition, as of May 31, 2010, 0.87% of our outstanding shares was represented by ADSs held by 7 holders, all of whom have registered addresses in the United States. A total of 1.32% of our outstanding capital stock was registered to 77 U.S. holders as of May 31, 2010.
Related Party Transactions
Existing Loans to our Directors and Directors of our Subsidiaries
On October 1, 2009, a former executive director of the Company repaid his loan of $14,175 in full in respect of the Executive Share Purchase Plan (which we refer to as ESPP). Loans under the ESPP are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the ESPP. The loans are collateralized by CUFS under the ESPP. No new loans to Directors or executive officers of JHI SE, under the ESPP or otherwise, and no modifications to existing loans have been made since December 1997. There are no more outstanding loans from our executive directors or former directors of subsidiaries of JHI SE under the ESPP.
Payments Made to Directors and Director Related Entities of JHI SE during the Year
Deputy Chairman Mr. McGauchie was until May 2009 a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board director Mr. van der Meer is a Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these directors had significant influence over these transactions.
Item 8. Financial Information
See Item 4, Information on the Company — Legal Proceedings,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” Item 18, “Financial Statements,” and pages F-1 through F-47. There has been no significant change to the financial statements included in this annual report since the date of such financial statements.
See Item 10, “Additional Information — Key Provisions of our Articles of Association — Dividends.”

Item 9. Listing Details
Price History
The high and low trading prices of JHI SE CUFS on the ASX are as follows:

	High		Low
Period	(A$)	(US$)	(A$)	(US$)

Fiscal year ended:
March 31, 2010	8.86	7.54	3.73	3.17
March 31, 2009	7.04	5.59	2.89	2.29
March 31, 2008	9.65	8.39	5.34	4.64
March 31, 2007	10.24	7.84	6.31	4.83
March 31, 2006	9.81	7.38	5.49	4.13
Fiscal quarter ended:
March 31, 2010	8.86	8.04	7.07	6.41
December 31, 2009	8.59	7.92	6.73	6.20
September 30, 2009	7.95	6.66	3.73	3.12
June 30, 2009	5.15	3.91	3.86	2.93
March 31, 2009	4.79	3.31	2.89	2.00
December 31, 2008	5.49	3.89	3.20	2.27
September 30, 2008	5.79	5.16	3.82	3.40
June 30, 2008	7.04	6.64	4.13	3.90
Month ended:
May 31, 2010	8.05	7.04	6.98	6.11
April 30, 2010	7.73	7.16	6.92	6.41
March 31, 2010	7.93	7.30	7.07	6.51
February 28, 2010	8.15	7.21	7.27	6.43
January 31, 2010	8.86	8.12	7.50	6.87
December 31, 2009	8.59	7.84	7.82	7.14
The U.S. dollar prices set forth above were calculated using the weighted average exchange rate for the relevant period.

The high and low trading prices of JHI SE ADSs on the NYSE are as follows:

	High	Low
Period	(US$)	(US$)

Fiscal year ended:
March 31, 2010	41.22	14.50
March 31, 2009	31.55	9.38
March 31, 2008	40.50	23.00
March 31, 2007	41.70	24.20
March 31, 2006	36.36	21.54
Fiscal quarter ended:
March 31, 2010	41.22	31.90
December 31, 2009	39.91	30.67
September 30, 2009	34.50	14.50
June 30, 2009	18.99	14.95
March 31, 2009	16.60	9.38
December 31, 2008	22.53	10.65
September 30, 2008	24.25	18.10
June 30, 2008	31.55	20.15
Month ended:
May 31, 2010	36.96	28.91
April 30, 2010	35.75	31.96
March 31, 2010	36.04	32.25
February 28, 2010	35.58	31.90
January 31, 2010	41.22	33.19
December 31, 2009	39.91	34.67
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Trading on the Australian Securities Exchange
The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically on the third business day following the trade. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.
Trading on the New York Stock Exchange
In the United States, five JHI SE CUFS equal one JHI SE ADS. Our ADSs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding U.S. public holidays). All inquiries and correspondence regarding ADSs should be directed to The Bank of New York Mellon, depository for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the U.S., please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.

Item 10. Additional Information
General
We were originally incorporated in 1998 as a private company with limited liability, or B.V. By notarial deed dated July 24, 2001, we changed our name to James Hardie Industries N.V. and by the same deed we changed our legal form into that of a N.V., a public limited liability company under Dutch law. By a notarial deed dated February 19, 2010, we changed our name to James Hardie Industries SE and by the same deed we changed our legal form into that of a SE, being a Dutch public limited company. Effective June 17, 2010, Stage 2 of the Re-domicile was implemented and we became an Irish SE company incorporated and existing under the laws of Ireland and became an Irish tax resident on June 29, 2010.
Our corporate domicile is in Ireland and our office is located at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland. We are registered at the Companies Registration Office of the Department of Enterprise Trade and Innovation in Dublin, Ireland under number 485719.
Key Provisions of our Articles of Association
Purpose of the Company
Our main object, which is stated in our Memorandum of Association is to:
“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the SE’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the SE’s property.”
The Memorandum of Association also states that we will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies.
We also have the usual powers of an Irish public limited company. These include the power to borrow, to charge assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.
Provisions of our Articles of Association Related to Directors
General and borrowing powers: Our Articles of Association grant the directors a general power to manage the Company. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish company law or our articles of association. In addition, the directors also will be granted certain specific powers by our articles of association, including:
•	the power to delegate their powers to the chief executive officer, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;

•	the power to appoint attorneys to act on our behalf;

•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and

•	the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.
     Our articles of association will expressly list some, but not all, of the duties of directors.

Under Irish law, directors have a common law fiduciary duty to act in the best interest of Irish SE and to exercise good faith and due care and skill. Directors also have statutory duties that mainly relate to administrative obligations.
Power to vote on compensation: The maximum aggregate remuneration of the non-executive directors is U.S. $1,500,000 and can be changed from time to time by an ordinary resolution.
Executive directors may be paid such extra remuneration by way of salary, commission or otherwise as the Board may from time to time determine. Arrangements for remuneration in the form of shares or CUFS for directors requires shareholder approval pursuant to an ordinary resolution.
There is no requirement for our shareholders to approve the remuneration policy. The company currently intends to continue voluntarily producing a remuneration report.
These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.
Age Limit for Retirement or Non-Retirement: Our articles of association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for Director’s qualification: No director will require a share qualification in order to act as a director.
Issuance of Shares; Preemptive Rights
We have been registered with one class of shares; however, the articles of association will allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.
Shareholders may authorize us (acting through its directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).
The Board has the power (a) to issue shares up to a maximum of our authorized share capital and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the board to issue shares).
Our Articles of Association grant these authorizations to the board, which will expire (unless renewed) on June 2, 2015.
These authorizations are subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:
•	in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and

•	in the case of the NYSE, shareholder approval for the issuance of shares that have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares (subject to certain exceptions).
If the Board is at any time not designated as the authorized body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the Board.

As an Irish company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Australian law prohibits persons from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Australian and U.S. laws and regulations.
Repurchase of Shares and Reduction of Capital
Irish law permits us to redeem our shares (provided such shares are redeemable) at any time whether on or off market without shareholder approval. Accordingly, our articles of association provide that, when we agree to acquire any shares (unless we elect to treat the acquisition as a purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that we may acquire our own shares.
In addition, Irish company law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognized stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the New York Stock Exchange, NASDAQ and the London Stock Exchange are the recognized stock exchanges for this purpose.
As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our articles of association, outlined above, provided we do not treat such acquisition as a purchase.
A redemption or repurchase of shares may only be funded out of freely distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.
Under Irish company law, the board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish company law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.
Unless otherwise required by Irish SE’s articles of association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish SE’s issued share capital is present or represented.
Shareholders Meetings and Voting Rights
Our first annual general meeting must be held within 18 months of completion of the Re-domicile. Our annual general meetings will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding annual general meeting to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. Following our first annual general meeting, we must hold an annual general meeting in each calendar year and within six months after the financial year end and we shall announce the date of each such annual general meetings no less than 35 business days before such meeting is due to be held. All business that is transacted at an annual general meeting shall be deemed to be special business, except: (1) the declaration of a dividend; (2) the consideration of the accounts, balance sheets and reports of the directors and auditors; (3) the election of directors in the place of those retiring (whether by rotation or otherwise); (4) the fixing of the remuneration of the directors (if required); and (5) the fixing of the remuneration of the auditors.
We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors or (2) pursuant to Irish company law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.
One or more persons who alone or together hold at least 10% of our issued share capital may request that the Board call an extraordinary general meeting. In addition, such holders may also request that the Board place a matter on the agenda of any general meeting so long as any such request shall be received by us at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by us for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by our Board where: (i) the request is contrary to the memorandum or articles of association, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the articles of association have not been complied with.
The quorum for general meetings and for meetings of a separate class of shareholders in Irish SE is one or more persons who alone or jointly hold at least 5% of Irish SE’s issued share capital or, in the case of a separate class meeting, 5% of the issued share capital of that class. These same quorum requirements also apply to all adjourned meetings.
Holders of CUFS and ADSs do not appear on our share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.
All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:
•	by instructing CHESS Depository Nominees Pty Limited (who we refer to as “CDN”), as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;

•	by directing CDN to appoint itself (or another person) as the Nominated Proxy pursuant to a voting instruction form provided by the Company; or

•	by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will be first necessary to convert them back to CUFS.
ADR holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to The Bank of New York Mellon, as the ADS depositary on how to instruct CDN to vote at a meeting.
Irish law and Irish SE’s articles of association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.
Annual Report
Our fiscal year runs from April 1 through March 31. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Managing Board must make available to our shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report must be submitted to the shareholders for adoption. The annual report, including the management report, is prepared in English and, in the case of the consolidated accounts of JHI SE and its wholly owned subsidiaries, according to U.S. GAAP, and in the case of JHI SE’s accounts for our fiscal year 2010, according to Dutch GAAP.
Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. Our consolidated annual accounts will be prepared under Generally Accepted Accounting Principles applicable in the U.S. (which we refer to as U.S. GAAP). We will prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish company law. Beginning with our fiscal year 2011, the annual entity accounts of Irish SE also will be prepared under Generally Accepted Accounting Principles applicable in Ireland (which we refer to as Irish GAAP).
The annual accounts will also include report of an independent accountant.
Indemnification
Our articles of association provide that our current and former directors, company secretary, employees and persons who may be deemed by our board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish company law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such director or company secretary, or where a court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. The articles of association apply the same restrictions to employees and persons deemed by our board to be our agent who are not current or former directors or company secretary.
We have also entered into deeds of access, insurance and indemnity with our directors, company secretary and certain senior employees.
Dividends
Dividends and distributions of assets to shareholders may be declared (a) in the case of dividends, by the board or (b) upon the recommendation of the board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the board.
Dividends and distributions may only be made in so far as (a) we have sufficient freely distributable reserves and (b) our net assets are in excess of the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.
If directors so resolve, any dividend that has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by us. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof.
Our board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADS depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in U.S. dollars. The ADS Depositary (Bank of New York Mellon) receives dividends in U.S. dollars directly from JHI SE on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in U.S. dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.
Amendment of Articles of Association
Our Articles of Association may be amended by our shareholders by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.
Liquidation Rights
In the event of our liquidation, and after we have paid all debts and liquidation expenses, the excess of any assets shall be distributed among our shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on such shares held by our shareholders. As a holding company, our sole material assets will be the capital stock of its subsidiaries.

Limitations on Right to Hold Common Stock
The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a target incorporated in Ireland may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.
The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.
Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:
•	any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a company; or

•	any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of twelve months, additional shares or other securities of more than 0.05% of the total voting rights of the company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.
A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to Rule 9.
The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.
The Irish Takeover Rules are built on the following general principles that apply to any transaction regulated by such rules:
•	all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;

•	the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•	an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.
The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person acquires or holds a relevant interest in breach of the provisions. If a person acquires or holds a relevant interest in breach of the prohibition, JHI SE has several powers available to it under our Articles of Association. These include powers to require the disposal of our common stock, disregard the exercise of votes and suspend dividend rights. These powers will only extend to that number of shares of common stock which are acquired or held in breach of the prohibition.
Although these provisions of our Articles of Association may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.
Disclosure of Holdings
Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares in Irish SE where:
•	such person’s interest was below 5% of our issued share capital prior to such acquisition and equals or exceeds 5% after such acquisition;

•	such person’s interest was equal to or above 5% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 5.8% to 6.3% or from 8.2% to 7.9%); and

•	where such person’s interest was equal to or above 5% of our issued share capital before a disposition and falls below 5% as a result of such disposition.
In addition, under Irish law, we can, if we have reasonable cause to believe that a person or company has an interest in our shares, require such person or company to confirm that belief (or as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in our shares and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to us, Irish law requires that we make such information available to any person upon such person’s request.
Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly by action or legal proceeding. If a person fails to respond to us when we make a request for information in the manner described above, we may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from us. Such restrictions, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.
Shareholders are also subject to beneficial ownership reporting disclosure requirements under U.S. securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership-reporting requirement applies whether or not the holders are U.S. residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
Material Contracts
In addition to the other contracts that are described in this annual report, including without limitation the Amended FFA and certain other related agreements described in Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” our stock option plans and certain material employment contracts described under Item 6, “Directors, Senior Management and Employees — Stock Based Compensation,” and any material contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as exhibits to this annual report and are hereby incorporated by reference, and the summary below is qualified in its entirety by reference to the full texts of such contracts.
U.S. Dollar Cash Advance Facilities. At March 31, 2010, our credit facilities were drawn to $154.0 million, of which $95.0 million matured in June 2010 and $59.0 million will mature in February 2013. For all facilities, interest is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. At March 31, 2010, there was $154.0 million drawn under the combined facilities and $272.7 million was available.
As of March 31, 2010, we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
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

Exchange Controls
The European Commission has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the European Commission. In addition, we do not conduct business or other revenue-generating activities in these countries.
Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Articles of Association restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI SE and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in U.S. dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.
There are no limitations, either by Irish law or in our Articles of Association, on the right of non-residents of Ireland to hold or vote our common stock.
Taxation
The following summarizes the material U.S., Dutch and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Dutch Taxation,” and “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.
This discussion does not bind either the U.S., Irish, or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the U.S., Irish, or Dutch tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States, The Netherlands or Ireland would likewise concur.
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
This summary does not comprehensively describe all possible tax issues that could influence a current or prospective U.S. Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of U.S. Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the U.S. dollar; (2) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other U.S. federal taxes, like the U.S. federal estate tax. The summary is based on the Internal Revenue Code, applicable U.S. Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.
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
Distributions to U.S. Shareholders that are treated as dividends may be subject to a reduced rate of tax under U.S. tax laws. For taxable years beginning after December 31, 2002 and before January 1, 2011, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a U.S. Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year.
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
Capital Gain Rates. For individual U.S. Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2009, the highest marginal income tax rate that could apply to the ordinary income of an individual U.S. Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual U.S. Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
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
In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterized as dividends under the Code.
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

Dutch Taxation
As from April 1, 2009 through June 28, 2010 we believe we should be considered to be a Dutch tax resident. However, with effect from June 29, 2010 forward, we believe we should be considered to be an Irish tax resident, as explained below under the Irish Taxation section, and should no longer be considered to be a Dutch tax resident. In this regard, for the period covering April 1, 2009 through June 28, 2010, the following summary of the material Dutch tax consequences is generally applicable to an investment in shares of our common stock by a beneficial owner who is neither a tax resident nor a deemed tax resident of The Netherlands. This summary does not comprehensively describe all possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. For example, this summary omits from discussion Netherlands’ gift, estate and inheritance taxes. The summary is based on the Dutch tax legislation, published case law and other applicable regulations as at the date of this annual report, any of which may change possibly with retroactive effect.
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
Dutch Dividend Withholding Tax. As from January 1, 2007, The Netherlands has unilaterally reduced its dividend withholding tax rate to 15% irrespective of whether the recipient is entitled to the benefits of a tax treaty concluded with The Netherlands. The term “dividends” for this purpose includes, but is not limited to:
(1)	direct or indirect distributions in cash or in kind, deemed or constructive distributions, and repayments of additional paid-in capital not recognized as such for The Netherlands dividend withholding tax purposes;

(2)	liquidation proceeds, proceeds of redemption of shares of common stock or, generally, except if a certain specific exemption applies, consideration paid by us for the repurchase of shares of common stock in excess of the average paid-in capital recognized for The Netherlands dividend withholding tax purposes;

(3)	the par value of shares of common stock issued to a holder of shares of common stock or an increase of the par value of shares of common stock, as the case may be, to the extent that no contribution to capital, recognized for The Netherlands dividend withholding tax purposes, was made or will be made; and

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
For example, under the U.S.-NL Treaty, certain U.S. corporate shareholders owning directly at least 10% of our voting power are eligible for a reduction to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The U.S.-NL Treaty fully exempts from tax dividends we pay to exempt pension organizations and exempt organizations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the U.S.-NL Treaty. To prevent so-called dividend stripping, The Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
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
Dutch Taxes on Income and Capital Gains. A shareholder of shares of our common stock will not be subject to any Dutch taxes in respect of dividends distributed by us or capital gains realized on the disposition of shares of our common stock (other than the dividend withholding tax described above), provided that:
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

(4)	the shares of common stock owned by such shareholder do not form part of a substantial interest or a deemed substantial interest, as defined below, in our share capital or, if such shares of common stock do form part of such an interest, they form part of the assets of a business other than a Dutch business.
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
Other Taxes and Duties. No other Dutch registration tax, transfer tax, stamp duty or any similar documentary tax or duty will be payable by our investors in respect of or in connection with the subscription, issue, placement, allotment or transfer of shares of our common stock.
Irish Taxation
As discussed above, with effect from June 29, 2010 forward, we believe we should be considered to be an Irish tax resident and should no longer be considered to be a Dutch tax resident. Accordingly, we believe that the Irish tax implications set out below are relevant for shareholders who invest in shares of our common stock and hold the shares as capital assets.
The following is a summary of the material Irish tax consequences generally applicable to shareholders who invest in shares of our common stock, who are neither tax resident, nor ordinarily resident in, Ireland. This summary does not contain a detailed description of all Irish tax consequence to all shareholders, which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser in relation to all of the possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. This summary is based on Irish tax legislation, relevant Irish case law, other Irish Revenue guidance and published opinions and administrative pronouncements of the Irish tax authorities, income tax treaties to which Ireland is a party, and such other authorities as we have considered relevant, all as in effect and available as at the date of this annual report, any of which may change possibly with retroactive effect.
Treatment of ADSs. In general, for Irish tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this section of the annual report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.
Irish Dividend Withholding Tax. Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at the standard rate of income tax (which is currently 20%) unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
Dividend withholding tax is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from our shareholders prior to payment of the dividend.
Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:
•	an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;

•	a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.
Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.
Non-resident shareholders who are entitled to an exemption, as outlined above, and held their shares on June 23, 2009, will generally be able to receive dividends without any dividend withholding tax (and without the need to complete the aforementioned non-resident declaration forms) for a period of one year from June 29, 2010. Shareholders who acquired their shares after June 23, 2009 will not be entitled to this one year grace period and will be subject to the non-resident declaration procedures described below.
After this one year period, shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.
Shareholders that do not fulfil the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 20%.
For example, under the U.S.-Ireland Treaty, certain U.S. corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction in withholding tax to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in Ireland. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in Ireland and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in Ireland. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the U.S.-Irish Treaty unless the shareholder satisfies certain tests under the LOB provisions of Article 23 of the U.S.-Ireland Treaty. To prevent so-called dividend stripping, Irish law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
Irish Taxes on Income and Capital Gains. Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realized on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realized (subject to the availability of exemptions or reliefs).

Capital Acquisitions Tax. Irish capital acquisitions tax (which we refer to as CAT) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at 25%. Gifts and inheritances passing between spouses are exempt from CAT.
Where a gift or inheritance is taken under a disposition made on or after December 1, 1999, it will be within the charge of CAT:
•	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;

•	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken;

•	in the case of an appointment from a discretionary trust where the person who settled the assets on trust was resident or ordinarily resident in Ireland (i) at the date he made the settlement, or (ii) at the date of the appointment of the property from the trust or, (iii) if the appointment occurs after his death, at the date of his death; or

•	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.
A non-Irish domiciled individual will not be regarded as resident or ordinarily resident in Ireland for CAT purposes on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident in Ireland for the 5 consecutive tax years immediately preceding the year of assessment in which the date falls.
A gift or inheritance of our common stock will be within the charge of CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.
The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against U.S. federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts.
Irish Stamp Duty. Any electronic transfers of shares through the CHESS or the ADR system will be treated as exempt from stamp duty in Ireland. If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer.
Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since November 4, 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our Company Secretary at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland or our Company Secretary — Australia at Level 3, 22 Pitt Street, Sydney, NSW 2000. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our Company Secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

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
For our fiscal year ended March 31, 2010, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	71.9%	19.1%	4.5%	4.5%
Cost of goods sold	69.6%	20.7%	5.1%	4.6%
Expenses (2)	33.7%	62.1%	1.3%	2.9%
Liabilities (excluding borrowings) (2)	44.2%	54.4%	0.6%	0.8%
For our fiscal year ended March 31, 2009, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	75.9%	16.1%	4.2%	3.8%
Cost of goods sold	74.9%	16.7%	4.2%	4.2%
Expenses (2)	76.7%	15.0%	2.7%	5.6%
Liabilities (excluding borrowings) (2)	17.7%	79.8%	0.9%	1.6%

(1)	Comprised of Philippine Pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and Note 11 of our consolidated financial statements in Item 18 for further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of March 31, 2010, there were no material contracts outstanding.
Funding Under the Amended FFA
The A$ to $ assets and liabilities rate moved unfavorably for us from 1.4552 as of March 31, 2009 to 1.0919 as of March 31, 2010, a 25.0% movement, resulting in a $220.9 million unfavorable impact on our fiscal year 2010 net income. Assuming that our unfunded net Amended FFA liability in Australian dollars remains unchanged at A$991.9 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2010 exchange rate of 1.0919) would have approximately a $82.5 million and $101.0 million favorable and unfavorable impact, respectively, on our net income.
For fiscal year 2009, assuming that our unfunded net Amended FFA liability in Australian dollars remains unchanged at A$958.0 million and that we do not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to $ exchange rate (at the March 31, 2009 exchange rate of 1.4552) would have approximately a $59.8 million and $73.2 million favorable and unfavorable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. As of March 31, 2010 and 2009, all of our borrowings were variable rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of March 31, 2010, we had six interest rate swap contracts with a fair value of $2.4 million, which are included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
An assumed 9 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2010) would have had a 0.8% change on our fiscal year 2010 income before income taxes.
For fiscal year 2009, an assumed 15 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of March 31, 2009) would have had a 0.3% change on our fiscal year 2009 loss before income taxes.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, fuel and cement prices rose in fiscal years 2007 and 2008, but declined in fiscal year 2009 and 2010. We expect that pulp prices will rise and that energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term. We have assessed the market risk for pulp and believe that, a $100 per metric ton movement in market pulp prices, which represents approximately 10% of the market pulp price at March 31, 2010, would have had approximately a 1.6% change in our cost of sales in fiscal year 2010. We have also assessed the market risk for cement and believe that, a $9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at March 31, 2010, would have had approximately a 0.6% change in cost of sales in fiscal year 2010.
For fiscal year 2009, we had assessed the market risk for pulp and believe that, a $72 per metric ton movement in market pulp prices, which represented approximately 10% of the market pulp price at March 31, 2009, would have had approximately a 0.7% change in our cost of sales in fiscal year 2009. We also assessed the market risk for cement and believe that, a $10 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at March 31, 2009, would have had approximately a 0.4% change in cost of sales in fiscal year 2009.
Item 12A. Debt Securities
Not applicable.
Item 12B. Warrants and Rights
Not applicable.
Item 12C. Other Securities
Not applicable.
Item 12D. American Depositary Shares
We have listed our securities for trading on the NYSE. We sponsor a program whereby beneficial ownership of five CUFS is represented by one ADS, which is issued by The Bank of New York Mellon. These ADSs trade on the NYSE in the form of ADRs under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding U.S. public holidays).
The following is a summary of the fee provisions of our deposit agreement with The Bank of New York Mellon. For more complete information regarding ADRs, the entire deposit agreement should be read. The deposit agreement, as amended, has been filed as an exhibit to this annual report as Exhibit 2.1.

Persons depositing or withdrawing share or
ADS holders must pay:	For:

Taxes and other governmental charges	As necessary

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Expenses of the depositary	Converting foreign currency to U.S. dollars

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Execution and delivery of ADSs, including issuances resulting from a distribution of shares, rights, or other property

$0.02 (or less) per ADS (or portion thereof)	Cash distributions and depositary services
If any tax or other governmental charge becomes payable with respect to any security on deposit, such tax or other governmental charge is payable by the ADS holder to the Depositary. The Depositary may refuse to effect any transfer or withdrawal of a deposited security until such payment is made. The Depositary may withhold any dividends or other distributions or may sell for the account of the ADS holder any part or all of the deposited securities, and may apply such dividends, other distributions, or proceeds of any such sale in payment of such tax or other governmental charge and the ADS holder will remain liable for any deficiency.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
In connection with implementation of Stage 2 of our Re-domicile on June 17, 2010, we adopted articles of association consistent with Irish company law and SE regulations resulting in substantial changes to the rights of security holders. The information required by this Item is incorporated by reference to the section of this report entitled “Additional Information — Key Provisions of our Articles of Association” contained in Item 10.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2010, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of March 31, 2010.
The effectiveness of our internal control over financial reporting as of March 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of James Hardie Industries SE:
We have audited James Hardie Industries SE and subsidiaries’ internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries SE’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, James Hardie Industries SE maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries SE and subsidiaries as of March 31, 2010 and 2009, and the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended March 31, 2010 and 2009, and our report dated May 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
May 27, 2010

Item 16A. Audit Committee Financial Expert
Our Board has determined that Messrs. Anderson, Harrison and Dilger are “audit committee financial experts,” as such term is defined by applicable SEC rules, and qualify as independent under the rules of the NYSE.
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
All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The most serious complaints are referred immediately to the Chairman of the Audit Committee and Board; less serious complaints are reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint.
We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2010.
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
Fees paid to our independent registered public accounting firm for services provided for fiscal years 2010, 2009 and 2008 were as follows:

	Fiscal Years Ended March 31,
(In millions)	2010	2009	2008
Audit Fees (1)	$2.5	$2.4	$4.2
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	4.9

(1)	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended March 31, 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of $2.0 million, $0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended March 31, 2008, total audit fees includes fees for statutory reporting of $0.8 million, $0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

(2)	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our financial statements for the fiscal years ended March 31, 2010, 2009 and 2008.

(3)	Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by our independent registered public accounting firm.
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
Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
During the years ended March 31, 2010 and 2009, and through the date of this report, the principal independent accountant engaged to audit our financial statements, Ernst & Young LLP, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.
Item 16G. Corporate Governance
See Item 6, “Directors, Senior Management and Employees — Compliance with Corporate Governance Requirements” on pages 89-90 for significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.
Item 17. Financial Statements
Not Applicable.
PART III
Item 18. Financial Statements
See pages F-1 through F-47 included at the end of this annual report.
Item 19. Exhibits
Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association dated June 17, 2010 of James Hardie Industries SE, a European Company registered in Ireland (13)

2.1	Deposit Agreement dated as of September 24, 2001, as amended and restated as of February 19, 2010 and as further amended on June 17, 2010, between James Hardie Industries SE and The Bank of New York Mellon, as depositary

2.2	Amended and Restated Common Terms Deed Poll dated October 6, 2009 among James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie International Finance Limited and James Hardie Industries N.V.

2.3	Amended and Restated Common Terms Deed Poll dated December 21, 2009 among James Hardie International Finance Limited, James Hardie Building Products, Inc. and James Hardie Industries N.V.

2.4	Form of 3 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.5	Form of 5 Year Term (Bullet) Facility Agreement dated February 21, 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.6	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

2.7	Form of Lender Deeds of Confirmation dated June 23, 2009 between James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (7)

2.8	Form of Novation Deed dated October 9, 2009 between James Hardie International Finance Limited, James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (14)

Exhibit
Number	Description of Exhibits

2.9	AET Guarantee Trust Deed dated December 19, 2006 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (14)

2.10	Amending Deed to the AET Guarantee Trust Deed dated October 6, 2009 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited

2.11	Performing Subsidiary Undertaking and Guarantee Trust Deed dated December 19, 2006 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (14)

2.12	Amending Deed to the Performing Subsidiary Undertaking and Guarantee Trust Deed dated October 6, 2009 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited

2.13	Form of Term Facility Agreement between James Hardie International Finance Limited and Financier (9)

4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (10)

4.2	Executive Incentive Plan 2009 (7)

4.3	Amended and Restated James Hardie Industries SE Supervisory Board Share Plan 2006 (11)

4.4	Amended and Restated James Hardie Industries SE Managing Board Transitional Stock Option Plan 2005 (11)

4.5	Amended and Restated James Hardie Industries SE Long Term Incentive Plan 2006 (12)

4.6	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.7	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)

4.9	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)

4.10	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees (7)

4.11	Lease between Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. dated October 18, 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (7)

4.12	Variation of Lease dated March 23, 2004, among Brookfield Multiplex Rosehill Landowner Pty Ltd (f/k/a Multiplex Rosehill Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.13	Lease dated April 3, 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (7)

4.14	Lease Amendment dated March 23, 2004, among Brookfield Multiplex Meeandah Landowner Pty Ltd (f/k/a Multiplex Meeandah Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.15	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.16	Lease Agreement dated March 23, 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.17	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective June 30, 2005 (3)

Exhibit
Number	Description of Exhibits

4.18	Industrial Building Lease Agreement, effective October 6, 2000, between James Hardie Building Products, Inc. and Fortra Fiber-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.19	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of December 12, 2001 (2)

4.20	Amended and Restated Stock Purchase Agreement dated March 12, 2002, between BPB U.S. Holdings, Inc. and James Hardie Inc. (2)

4.21	Amended and Restated Final Funding Agreement dated November 21, 2006 (4)

4.22	Amended FFA Amendment dated August 6, 2007 (6)

4.23	Amended FFA Amendment dated November 8, 2007 (6)

4.24	Amended FFA Amendment dated June 11, 2008 (6)

4.25	Address for Service of Notice on Trustee dated June 13, 2008 (6)

4.26	Amended FFA Amendment dated July 17, 2008 (7)

4.27	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated December 14, 2006 (5)

4.28	Deed Poll dated June, 11, 2008 — amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)

4.29	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated December 21, 2005 (3)

4.30	Amending Agreement (Parent Guarantee) dated June 23, 2009 by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V.

4.31	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated June 22, 2006 (3)

4.32	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated December 14, 2006 (5)

4.33	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated December 14, 2006 (5)

4.34	Intercreditor Deed dated December 19, 2006 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.35	Letter agreement dated March 21, 2007 amending Intercreditor Deed between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.36	Amending Deed (Intercreditor Deed) dated June 23, 2009 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited

4.37	Performing Subsidiary Intercreditor Deed dated December 19, 2006 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.38	Letter agreement dated March 21, 2007 amending Performing Subsidiary Intercreditor Deed between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.39	Amending Deed (Performing Subsidiary Intercreditor Deed) dated June 23, 2009 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited

Exhibit
Number	Description of Exhibits

4.40	Deed of Confirmation dated June 23, 2009 between James Hardie Industries N.V., James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (8)

4.41	Agreement on the Involvement of Employees dated February 10, 2010 between James Hardie Industries N.V., JH CBM plc, James Hardie International Holdings N.V., JHIHCBM and the Special Negotiating Bodies (9)

8.1	List of significant subsidiaries of James Hardie Industries SE

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm

15.2	Consent of PricewaterhouseCoopers, LLP, independent registered public accounting firm

15.3	Consent of KPMG Actuaries Pty Ltd

99.1	Excerpts of the ASTC Settlement Rules as of March 31, 2009 (7)

99.2	Subdivision B, Division 3 of Part 7.2 of the Corporations Act 2001 as of January 1, 2009 (7)

99.3	ASIC Class Order 02/311, dated November 3, 2002 (2)

99.4	ASIC Modification, dated March 7, 2002 (2)

99.5	ASIC Class Order 04/166, dated February 26, 2004 (3)

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated November 22, 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 7, 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated September 29, 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated January 5, 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 6, 2007 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated July 8, 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Form F-4 dated June 23, 2009 and incorporated herein by reference.

(8)	Previously filed as an exhibit to our Amendment No. 2 to Form F-4 dated July 10, 2009 and incorporated herein by reference.

(9)	Previously filed as an exhibit to our Post Effective Amendment No. 1 to Form F-4 dated February 19, 2010 and incorporated herein by reference.

(10)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-14036) dated June 17, 2010 and incorporated herein by reference.

(11)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-153446) dated June 17, 2010 and incorporated herein by reference.

(12)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-161482) dated June 17, 2010 and incorporated herein by reference.

(13)	Previously filed as an exhibit to our Current Report on Form 6-K dated June 18, 2010 and incorporated herein by reference.

(14)	Previously filed as an exhibit to our Post Effective Amendment No. 1 to Form F-4 dated June 17, 2010 and incorporated herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES SE
	By:	/s/ Louis Gries
Louis Gries
Date: June 30, 2010		Chief Executive Officer

JAMES HARDIE INDUSTRIES SE
INDEX

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
James Hardie Industries SE:
We have audited the accompanying consolidated balance sheets of James Hardie Industries SE and Subsidiaries (formerly “James Hardie Industries N.V. and Subsidiaries”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE and Subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries SE’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
May 27, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries SE (formerly James Hardie Industries N.V.):
In our opinion, the accompanying consolidated statement of operations, cash flows, and changes in shareholders’ deficit for the year ended March 31, 2008 present fairly, in all material respects, the consolidated results of James Hardie Industries SE (formerly James Hardie Industries N.V.) and its subsidiaries for the year ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 14 to the consolidated financial statements, during the year ended March 31, 2008, the Company changed the manner in which it accounts for uncertain tax positions.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
June 27, 2008

James Hardie Industries SE and Subsidiaries
Consolidated Balance Sheets

	(Millions of
	US dollars)
	March 31	March 31
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$19.2	$42.4
Restricted cash and cash equivalents	0.6	0.3
Restricted cash and cash equivalents — Asbestos	44.5	45.4
Restricted short-term investments — Asbestos	13.3	52.9
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million and $1.4 million as of March 31, 2010 and March 31, 2009, respectively	155.0	111.4
Inventories	149.1	128.9
Prepaid expenses and other current assets	25.6	20.4
Insurance receivable — Asbestos	16.7	12.6
Workers’ compensation — Asbestos	0.1	0.6
Deferred income taxes	24.0	25.5
Deferred income taxes — Asbestos	16.4	12.3

Total current assets	464.5	452.7
Restricted cash and cash equivalents	4.7	5.0
Property, plant and equipment, net	710.6	700.8
Insurance receivable — Asbestos	185.1	149.0
Workers’ compensation — Asbestos	98.8	73.8
Deferred income taxes	3.2	2.1
Deferred income taxes — Asbestos	420.0	333.2
Deposit with Australian Taxation Office	247.2	173.5
Other assets	44.7	1.6

Total assets	$2,178.8	$1,891.7

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$100.9	$89.1
Short-term debt	—	93.3
Current portion of long-term debt	95.0	—
Accrued payroll and employee benefits	42.1	35.5
Accrued product warranties	6.7	7.4
Income taxes payable	34.9	1.4
Asbestos liability	106.7	78.2
Workers’ compensation — Asbestos	0.1	0.6
Other liabilities	27.7	9.5

Total current liabilities	414.1	315.0
Long-term debt	59.0	230.7
Deferred income taxes	113.5	93.8
Accrued product warranties	18.2	17.5
Asbestos liability	1,512.5	1,206.3
Workers’ compensation — Asbestos	98.8	73.8
Other liabilities	80.6	63.3

Total liabilities	2,296.7	2,000.4

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 434,524,879 shares issued at March 31, 2010 and 432,263,720 shares issued at March 31, 2009	221.1	219.2
Additional paid-in capital	39.5	22.7
Accumulated deficit	(437.7)	(352.8)
Accumulated other comprehensive income	59.2	2.2

Total shareholders’ deficit	(117.9)	(108.7)

Total liabilities and shareholders’ deficit	$2,178.8	$1,891.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Operations

	Years Ended March 31
(Millions of US dollars, except per share data)	2010	2009	2008

Net sales	$1,124.6	$1,202.6	$1,468.8
Cost of goods sold	(708.5)	(813.8)	(938.8)

Gross profit	416.1	388.8	530.0
Selling, general and administrative expenses	(185.8)	(208.8)	(228.2)
Research and development expenses	(27.1)	(23.8)	(27.3)
Impairment charges	—	—	(71.0)
Asbestos adjustments	(224.2)	17.4	(240.1)

Operating (loss) income	(21.0)	173.6	(36.6)
Interest expense	(7.7)	(11.2)	(11.1)
Interest income	3.7	8.2	12.2
Other income (expense)	6.3	(14.8)	—

(Loss) income before income taxes	(18.7)	155.8	(35.5)
Income tax expense	(66.2)	(19.5)	(36.1)

Net (loss) income	$(84.9)	$136.3	$(71.6)

Net (loss) income per share — basic	$(0.20)	$0.32	$(0.16)
Net (loss) income per share — diluted	$(0.20)	$0.31	$(0.16)
Weighted average common shares outstanding
(Millions):
Basic	433.1	432.3	455.0
Diluted	433.1	434.5	455.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended March 31
(Millions of US dollars)	2010	2009	2008

Cash Flows From Operating Activities
Net (loss) income	$(84.9)	$136.3	$(71.6)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	61.7	56.4	56.5
Deferred income taxes	19.2	(58.2)	(54.0)
Pension cost	0.1	0.7	1.0
Stock-based compensation	7.7	7.2	7.7
Asbestos adjustments	224.2	(17.4)	240.1
Tax benefit from stock options exercised	(0.9)	—	—
Other-than-temporary impairment on investments	—	14.8	—
Impairment charges	—	—	71.0
Other	—	—	(3.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	14.9	69.0	44.7
Restricted short-term investments	54.4	—	—
Payment to the AICF	—	(110.0)	—
Accounts and other receivables	(30.1)	6.6	39.6
Inventories	(12.2)	40.3	(26.6)
Prepaid expenses and other assets	(48.1)	5.7	4.9
Insurance receivable — Asbestos	14.4	16.5	16.7
Accounts payable and accrued liabilities	35.4	(11.4)	2.6
Asbestos liability	(91.0)	(91.1)	(67.0)
Deposit with Australian Taxation Office	(29.3)	(9.9)	(9.7)
ATO settlement payment	—	(101.6)	—
Other accrued liabilities	47.6	0.9	66.8

Net cash provided by (used in) operating activities	$183.1	$(45.2)	$319.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(50.5)	$(26.1)	$(38.5)

Net cash used in investing activities	$(50.5)	$(26.1)	$(38.5)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	$—	$128.8	$7.0
Repayments of short-term borrowings	(93.3)	(125.5)	—
Proceeds from long-term borrowings	274.0	431.6	69.5
Repayments of long-term borrowings	(350.7)	(375.4)	—
Proceeds from issuance of shares	10.1	0.1	3.3
Tax benefit from stock options exercised	0.9	—	—
Treasury stock purchased	—	—	(208.0)
Dividends paid	—	(34.6)	(126.2)

Net cash (used in) provided by financing activities	$(159.0)	$25.0	$(254.4)

Effects of exchange rate changes on cash	$3.2	$53.3	$(25.1)

Net (decrease) increase in cash and cash equivalents	(23.2)	7.0	1.3
Cash and cash equivalents at beginning of period	42.4	35.4	34.1

Cash and cash equivalents at end of period	$19.2	$42.4	$35.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$13.1	$8.9	$21.6
Short-term deposits	6.1	33.5	13.8

Cash and cash equivalents at end of period	$19.2	$42.4	$35.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$7.4	$7.8	$12.8
Cash paid during the year for income taxes, net	$48.5	$23.2	$70.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Deficit

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	(Loss) Income	Total

Balances as of March 31, 2007	$251.8	$180.2	$(178.7)	$—	$5.4	$258.7
Comprehensive loss:
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	—	0.6	0.6
Unrealized loss on investments	—	—	—	—	(4.4)	(4.4)
Foreign currency translation gain	—	—	—	—	15.3	15.3

Other comprehensive income	—	—	—	—	11.5	11.5

Total comprehensive loss						(60.1)
Adoption of uncertainty in income taxes	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	(208.0)	—	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	204.0	—	—

Balances as of March 31, 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)

Comprehensive income:
Net income	—	—	136.3	—	—	136.3
Pension and post-retirement benefit adjustments	—	—	—	—	0.7	0.7
Unrealized gain on investments	—	—	—	—	4.4	4.4
Foreign currency translation loss	—	—	—	—	(19.8)	(19.8)

Other comprehensive loss	—	—	—	—	(14.7)	(14.7)

Total comprehensive income						121.6
Stock-based compensation	—	7.2	—	—	—	7.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	(0.4)
Stock options exercised	—	0.1	—	—	—	0.1
Dividends paid	—	—	(34.6)	—	—	(34.6)
Treasury stock retired	(0.5)	(3.5)	—	4.0	—	—

Balances as of March 31, 2009	$219.2	$22.7	$(352.8)	$—	$2.2	$(108.7)

Comprehensive income:
Net loss	—	—	(84.9)	—	—	(84.9)
Pension and post-retirement benefit adjustments	—	—	—	—	(0.2)	(0.2)
Unrealized gain on investments	—	—	—	—	1.2	1.2
Foreign currency translation gain	—	—	—	—	56.0	56.0

Other comprehensive income	—	—	—	—	57.0	57.0

Total comprehensive loss						(27.9)
Stock-based compensation	—	7.7	—	—	—	7.7
Tax benefit from stock options exercised	—	0.9	—	—	—	0.9
Stock options exercised	1.9	8.2	—	—	—	10.1

Balances as of March 31, 2010	$221.1	$39.5	$(437.7)	$—	$59.2	$(117.9)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE and Subsidiaries
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
On August 21, 2009, JHI NV shareholders approved a plan (“Proposal”) to transform the Company into a Societas Europaea (“SE”) (Stage 1 of the Proposal) and, subsequently, change its domicile from The Netherlands to the Republic of Ireland (Stage 2 of the Proposal). On February 19, 2010, the Company completed Stage 1 of the Proposal and was transformed from a Dutch “NV” company to a Dutch “SE” Company and now operates under the name of James Hardie Industries Societas Europaea (“JHI SE”).
Previously deconsolidated entities have been consolidated beginning March 31, 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on February 7, 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
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
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10
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
Revenue Recognition
The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
Depreciation and Amortization
The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in cost of goods sold.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $9.1 million, $9.9 million and $11.9 million during the years ended March 31, 2010, 2009 and 2008, respectively.
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
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are recognized. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognized in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes.
Stock-based Compensation
The Company recognized stock-based compensation expense (included in selling, general and administrative expense) of $9.3 million, $7.2 million and $7.7 million for the years ended March 31, 2010, 2009 and 2008, respectively. Included in stock-based compensation expense for the year ended March 31, 2010 is an expense of $1.6 million related to liability-classified awards.
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended March 31
(Millions of shares)	2010	2009	2008

Basic common shares outstanding	433.1	432.3	455.0
Dilutive effect of stock awards	—	2.2	—

Diluted common shares outstanding	433.1	434.5	455.0

(US dollars)	2010	2009	2008

Net (loss) income per share — basic	$(0.20)	$0.32	$(0.16)
Net (loss) income per share — diluted	$(0.20)	$0.31	$(0.16)
Potential common shares of 13.7 million, 19.0 million and 10.4 million for the years ended March 31, 2010, 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Asbestos
At March 31, 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on December 1, 2005. The amount of the net asbestos provision of $715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of March 31, 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on April 6, 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on November 21, 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
AICF
In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the Amended FFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.
The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.
Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. For the year ended March 31, 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
For the year ended March 31, 2010, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.
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
See Asbestos-Related Assets and Liabilities below and Note 11 — Asbestos for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the Amended FFA.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
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
Included in insurance receivable is $12.5 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
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
The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
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
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realized gains and losses on short-term investments are recognized in Other Income on the consolidated statement of operations.
AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
In March 2008, the FASB issued authoritative guidance that changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance,

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
and cash flows. The adoption of this authoritative guidance did not result in a material impact to the Company’s consolidated financial position, results of operations or cash flows.
In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods in those years. The adoption did not result in a material impact to the Company’s consolidated financial position, results of operations or cash flows.
In April 2009, the FASB expanded disclosure requirements for interim reporting periods to include disclosures about the fair value of financial instruments held by the Company. The Company adopted this statement effective for its first quarter of fiscal 2010, which has resulted in the disclosure of fair values attributable to debt instruments included in Note 12.
Effective for the Company’s second quarter of fiscal 2010, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to US GAAP literature in the notes to the consolidated financial statements. There was no impact on the Company’s results of operations, financial condition or liquidity.
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
Cash and cash equivalents consist of the following components:

	March 31
(Millions of US dollars)	2010	2009

Cash at bank and on hand	$13.1	$8.9
Short-term deposits	6.1	33.5

Total cash and cash equivalents	$19.2	$42.4

4. Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is $5.3 million related to an insurance policy as of March 31, 2010 and 2009, respectively.
5. Accounts and Other Receivables
Accounts and notes receivable consist of the following components:

	March 31
(Millions of US dollars)	2010	2009

Trade receivables	$122.8	$96.6
Other receivables and advances	34.5	16.2
Allowance for doubtful accounts	(2.3)	(1.4)

Total accounts and other receivables	$155.0	$111.4

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issue.
The following are changes in the allowance for doubtful accounts:

	March 31
(Millions of US dollars)	2010	2009

Balance at beginning of period	$1.4	$2.0
Charged to expense	0.9	0.4
Costs and deductions	—	(1.0)

Balance at end of period	$2.3	$1.4

6. Inventories
Inventories consist of the following components:

	March 31
(Millions of US dollars)	2010	2009

Finished goods	$99.8	$82.5
Work-in-process	4.8	4.7
Raw materials and supplies	52.0	48.9
Provision for obsolete finished goods and raw materials	(7.5)	(7.2)

Total inventories	$149.1	$128.9

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress (1)	Total

Balance at March 31, 2008:
Cost	$17.2	$208.9	$840.5	$82.4	$1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	17.2	156.9	499.9	82.4	756.4

Changes in net book value:
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	—	(9.4)	(47.0)	—	(56.4)
Other movements	—	—	(0.2)	—	(0.2)
Foreign currency translation adjustments	—	—	(25.1)	—	(25.1)

Total changes	0.8	(6.0)	(19.6)	(30.8)	(55.6)

Balance at March 31, 2009:
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	—	(61.4)	(387.6)	—	(449.0)

Net book value	$18.0	$150.9	$480.3	$51.6	$700.8

Changes in net book value:
Capital expenditures	0.1	3.6	30.0	16.8	50.5
Depreciation	—	(9.7)	(52.0)	—	(61.7)
Other movements	—	—	20.7	(20.7)	—
Foreign currency translation adjustments	—	—	21.0	—	21.0

Total changes	0.1	(6.1)	19.7	(3.9)	9.8

Balance at March 31, 2010:
Cost	18.1	215.9	939.6	47.7	1,221.3
Accumulated depreciation	—	(71.1)	(439.6)	—	(510.7)

Net book value	$18.1	$144.8	$500.0	$47.7	$710.6

(1)	Construction in progress consists of plant expansions and upgrades.
Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $0.2 million, $0.1 million and $0.6 million for the years ended March 31, 2010, 2009 and 2008, respectively. Depreciation expense was $61.7 million, $56.4 million and $56.5 million for the years ended March 31, 2010, 2009 and 2008, respectively.
Included in property, plant and equipment are restricted assets of the AICF with a net book value of $2.3 million and $0.8 million as of March 31, 2010 and 2009, respectively.
Asset Impairments
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

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
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
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	March 31
(Millions of US dollars)	2010	2009

Trade creditors	$71.3	$44.4
Other creditors and accruals	29.6	44.7

Total accounts payable and accrued liabilities	$100.9	$89.1

9. Short and Long-Term Debt
Debt consists of the following components:

	March 31
(Millions of US dollars)	2010	2009

Short-term debt	$—	$93.3
Current portion of long-term debt	95.0	—
Long-term debt	59.0	230.7

Total debt	$154.0	$324.0

The weighted average interest rate on the Company’s total debt was 0.92% and 1.48% at March 31, 2010 and 2009, respectively.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
At March 31, 2010, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$161.7	$95.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0

Total		$426.7	$154.0

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At March 31, 2010, there was $154.0 million drawn under the combined facilities and $272.7 million was unutilized and available.
In December 2009, the Company refinanced $130.0 million in facilities, which previously had maturity dates on or prior to June 2010. The maturity date of these new facilities is in December 2012. At March 31, 2010, the Company held $161.7 million of term facilities that will mature in June 2010. The weighted average term of all debt facilities is 2.6 years at March 31, 2010.
At March 31, 2010, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
10. Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On February 14, 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is $1.2 million and $1.9 million as of March 31, 2010 and 2009, respectively.
The following are the changes in the product warranty provision:

	Years Ended
	March 31
(Millions of US dollars)	2010	2009	2008

Balance at beginning of period	$24.9	$17.7	15.2
Accruals for product warranties	8.1	14.6	10.2
Settlements made in cash or in kind	(8.4)	(7.1)	(7.9)
Foreign currency translation adjustments	0.3	(0.3)	0.2

Balance at end of period	$24.9	$24.9	$17.7

11. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilized by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

Change in estimates:
Change in actuarial estimate — asbestos liability	$(3.8)	$(180.9)	$(175.0)
Change in actuarial estimate — insurance receivable	1.9	19.8	27.4
Change in estimate — AICF claims-handling costs	(1.4)	(1.2)	(6.5)
Change in estimate — other	—	—	1.2
Subtotal — Change in estimates	(3.3)	(162.3)	(152.9)

(Loss) gain on foreign currency exchange	(220.9)	179.7	(87.2)

Total Asbestos Adjustments	$(224.2)	$17.4	$(240.1)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net Amended FFA Liability”.

	March 31
(Millions of US dollars)	2010	2009

Asbestos liability — current	$(106.7)	$(78.2)
Asbestos liability — non-current	(1,512.5)	(1,206.3)

Asbestos liability — Total	(1,619.2)	(1,284.5)

Insurance receivable — current	16.7	12.6
Insurance receivable — non-current	185.1	149.0

Insurance receivable — Total	201.8	161.6

Workers’ compensation asset — current	0.1	0.6
Workers’ compensation asset — non-current	98.8	73.8
Workers’ compensation liability — current	(0.1)	(0.6)
Workers’ compensation liability — non-current	(98.8)	(73.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	16.4	12.3
Deferred income taxes — non-current	420.0	333.2

Deferred income taxes — Total	436.4	345.5

Income tax payable	16.5	22.8
Other net liabilities	(1.7)	(2.0)

Net Amended FFA liability	(966.2)	(756.6)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	57.8	98.3

Unfunded Net Amended FFA liability	$(908.4)	$(658.3)

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of March 31 each year. The last actuarial assessment was performed as of March 31, 2010.
The changes in the asbestos liability for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Asbestos liability — March 31, 2009	A$(1,869.2)	1.4552	$(1,284.5)

Asbestos claims paid (1)	103.2	1.1749	87.8
AICF claims-handling costs incurred (1)	3.6	1.1749	3.1
Change in actuarial estimate (2)	(4.1)	1.0919	(3.8)
Change in estimate of AICF claims-handling costs (2)	(1.5)	1.0919	(1.4)
Loss on foreign currency exchange			(420.4)

Asbestos liability — March 31, 2010	A$(1,768.0)	1.0919	$(1,619.2)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Insurance receivable — March 31, 2009	A$235.2	1.4552	$161.6

Insurance recoveries (1)	(16.9)	1.1749	(14.4)
Change in actuarial estimate (2)	2.0	1.0919	1.8
Gain on foreign currency exchange			52.8

Insurance receivable — March 31, 2010	A$220.3	1.0919	$201.8

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at March 31, 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Deferred tax assets — March 31, 2009	A$502.7	1.4552	$345.5

Amounts offset against income tax payable (1)	(17.9)	1.1749	(15.3)
Impact of other asbestos adjustments (1)	(8.3)	1.1749	(7.0)
Gain on foreign currency exchange			113.2

Deferred tax assets — March 31, 2010	A$476.5	1.0919	$436.4

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At March 31, 2010 and 2009, this amount was $15.3 million and $8.8 million, respectively. During the year ended March 31, 2010, there was a $6.6 million favorable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of $2.6 million and $2.2 million at March 31, 2010 and 2009, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of $0.9 million and $0.2 million at March 31, 2010 and 2009, respectively. During the year ended March 31, 2010, there was a $0.6 million unfavorable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended March 31, 2010, the AICF sold $61.1 million (A$71.8 million) of its short-term investments. The sale of investments for the year ended March 31, 2010 resulted in the Company recording a realized gain of $6.7 million (A$7.9 million) in the line item Other Income.
At March 31, 2010, the Company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of $1.2 million (A$1.4 million). This appreciation in the value of the investments was recorded as an unrealized gain in Other Comprehensive Income.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The changes in the restricted cash and short-term investments of the AICF for the year ended March 31, 2010 are detailed in the table below:

	A$	A$ to US$	US$
	Millions	rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — March 31, 2009	A$143.1	1.4552	$98.3

Asbestos claims paid (1)	(103.2)	1.1749	(87.8)
AICF operating costs paid — claims-handling (1)	(3.6)	1.1749	(3.1)
AICF operating costs paid — non claims-handling (1)	(2.5)	1.1749	(2.1)
Insurance recoveries (1)	16.9	1.1749	14.4
Interest and investment income (1)	3.9	1.1749	3.3
Unrealized gain on investments (1)	1.4	1.1749	1.2
Gain on investments (1)	7.9	1.1749	6.7
Other (1)	(0.8)	1.1749	(0.7)
Gain on foreign currency exchange			27.6

Restricted cash and cash equivalents and restricted short-term investments — March 31, 2010	A$63.1	1.0919	$57.8

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of March 31, 2010. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion ($1.4 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.9 billion ($2.7 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of March 31, 2010 and to adjust for payments made to claimants during the year then ended.
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

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of March 31, 2010, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.9 billion ($2.7 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$434.9 million ($398.3 million) after making a general credit risk allowance for insurance carriers for A$61.5 million ($56.3 million) and an allowance for A$77.7 million ($71.2 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion ($0.9 billion) to A$2.4 billion ($2.2 billion). The undiscounted, but inflated, estimates could be in a range of A$1.8 billion ($1.6 billion) to A$5.1 billion ($4.7 billion), as of March 31, 2010. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended March 31
	2010	2009	2008	2007	2006(1)

Number of open claims at beginning of period	534	523	490	564	712
Number of new claims	535	607	552	463	346
Number of closed claims	540	596	519	537	502
Number of open claims at end of period	529	534	523	490	556
Average settlement amount per settled claim	A$190,627	A$190,638	A$147,349	A$166,164	A$151,883
Average settlement amount per case closed	A$171,917	A$168,248	A$126,340	A$128,723	A$122,535

Average settlement amount per settled claim	$162,250	$151,300	$128,096	$127,163	$114,318
Average settlement amount per case closed	$146,325	$133,530	$109,832	$98,510	$92,229

(1)	Information includes claims data for only 11 months ended February 28, 2006. Claims data for the 12 months ended March 31, 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
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
12. Fair Value Measurements
Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.
Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.
Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables — These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.
Restricted short-term investments — Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded, net of tax, as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At March 31, 2009, the Company determined that these investments were other-than-temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair value compared to the cost of the assets. The Company recorded an unrealized gain on these restricted short-term investments of $1.2 million for the year ended March 31, 2010. This unrealized gain is included as a separate component of accumulated other comprehensive income.
Debt — Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.
Interest Rate Swaps — Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At March 31, 2010, the Company had interest rate swap contracts with a total principal of $200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.
At March 31, 2010 the weighted average fixed interest rate of these contracts is 2.40% and the weighted average remaining life is 3.6 years. These contracts have a fair value of $2.4 million, which is included in Accounts Payable. For the year ended March 31, 2010, The Company included in Other Income an unrealized loss on interest rate swaps of $0.4 million. Included in Interest Expense is a realized loss on settlements of interest rate swap contracts of $2.5 million for the year ended March 31, 2010.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at March 31, 2010 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US dollars)	March 31, 2010	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$19.2	$19.2	$—	$—
Restricted cash and cash equivalents	49.8	49.8	—	—
Restricted short-term investments	13.3	13.3	—	—

Total Assets	$82.3	$82.3	$—	$—

Liabilities
Interest rate swap contracts	2.4	—	2.4	—

Total Liabilities	$2.4	$—	$2.4	$—

13. Commitment and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
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
The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the Company.
The proceedings commenced on September 29, 2008 before his Honor Justice Gzell. On April 23, 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company. All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010. A final judgment has not been rendered.
Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.
It is the Company’s policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.
As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of March 31, 2010, the Company has not recorded any related loss reserves.
Chile Litigation
On April 24, 2009, a trial court in Santiago, Chile awarded the then equivalent of $13.4 million in damages against the former James Hardie Chilean entity now known as Compañía Industrial El Volcán S.A. (“El Volcan”) in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007.
Cementa, a fiber cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.
After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.
Electrónica Quimel S.A. (“Quimel”) also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On June 23, 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.
On December 30, 2009, the Company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of the former James Hardie Chilean entity to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel. El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of the former James Hardie Chilean entity, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the Company under the terms of the settlement were paid in full on December 31, 2009. As a result, the amount of the Company’s provision in excess of the settlement amount was reversed, resulting in a gain of $7.6 million included in the consolidated statements of operations for the year ended March 31, 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 2010:

Years ending March 31 (Millions of US dollars):

2011	$17.4
2012	16.4
2013	15.1
2014	14.1
2015	13.9
Thereafter	37.5

Total	$114.4

Rental expense amounted to $13.2 million, $14.5 million and $10.2 million for the years ended March 31, 2010, 2009 and 2008, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognized as liabilities and generally payable within one year, were $0.7 million at March 31, 2010.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

(Loss) income from operations before income taxes:
Domestic (1)	$12.8	$24.6	$80.1
Foreign	(31.5)	131.2	(115.6)

Total (loss) income before income taxes	$(18.7)	$155.8	$(35.5)

Income tax (expense) benefit:
Current:
Domestic (1)	$0.6	$(0.1)	$(7.1)
Foreign	(137.7)	37.4	(102.1)

Current income tax (expense) benefit	(137.1)	37.3	(109.2)

Deferred:
Domestic (1)	(0.9)	(0.1)	(0.2)
Foreign	71.8	(56.7)	73.3

Deferred income tax benefit (expense)	70.9	(56.8)	73.1

Total income tax expense	$(66.2)	$(19.5)	$(36.1)

(1)	Since JHI SE is a Dutch parent holding company, domestic represents The Netherlands.
Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

Income tax benefit (expense) at statutory tax rates	$8.3	$(47.0)	$7.8
US state income taxes, net of the federal benefit	(3.7)	(2.9)	(1.9)
Asbestos — effect of foreign exchange	(66.4)	51.2	(27.5)
Benefit from Dutch financial risk reserve regime	3.2	1.8	7.3
Expenses not deductible	(3.7)	(7.8)	(3.2)
Non-assessable items	2.0	1.6	2.7
Losses not available for carryforward	(0.6)	(4.1)	(1.4)
Change in reserves	(2.2)	(13.4)	(18.5)
Taxes on foreign income	(1.6)	(2.7)	(2.1)
State amended returns and audit	(2.2)	3.0	—
Other permanent items	0.7	0.8	0.7

Total income tax (expense) benefit	$(66.2)	$(19.5)	$(36.1)

Effective tax rate	354.0%	12.5%	101.7%

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Deferred tax balances consist of the following components:

	March 31
(Millions of US dollars)	2010	2009

Deferred tax assets:
Asbestos liability	$436.6	$345.5
Other provisions and accruals	37.4	28.5
Net operating loss carryforwards	9.9	10.8
Capital loss carryforwards	30.4	22.8
Taxes on intellectual property transfer	—	3.6
Prepayments	2.8	4.2
Foreign currency movements	—	6.6
Other	0.2	2.1

Total deferred tax assets	517.3	424.1
Valuation allowance	(39.2)	(31.7)

Total deferred tax assets, net of valuation allowance	478.1	392.4

Deferred tax liabilities:
Property, plant and equipment	(115.7)	(105.7)
Accrued interest income	(12.0)	(7.5)
Foreign currency movements	(0.3)	—
Total deferred tax liabilities	(128.0)	(113.2)

Net deferred tax assets	$350.1	$279.2

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by $7.5 million during fiscal year 2010 due to foreign currency movements.
At March 31, 2010, the Company had Australian tax loss carry-forwards of approximately $3.0 million that will never expire.
At March 31, 2010, the Company had $101.3 million in Australian capital loss carry-forwards which will never expire. At March 31, 2010, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.
At March 31, 2010, the Company had European tax loss carry-forwards of approximately $32.8 million that are available to offset future taxable income, of which $22.3 million will never expire. Carry-forwards of $10.5 million will expire in fiscal 2019. At March 31, 2010, the Company had a 100% valuation allowance against the European tax loss carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the Amended FFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of March 31, 2010. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
At March 31, 2010, the undistributed earnings of non-Dutch subsidiaries approximated $790.4 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
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
In fiscal years 2010, 2009 and 2008, the Company recorded an income tax expense of $2.2 million, an income tax benefit of $3.0 million and nil, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia and the Republic of Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.
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
The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at March 31, 2010 for the treaty benefits.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended March 31, 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007, RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million ($152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favor of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
On May 30, 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On July 11, 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.
The Company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at March 31, 2010 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up through March 31, 2010 and related accrued interest receivable as a deposit, and it is the Company’s intention to treat any payments to be made at a later date as a deposit. At March 31, 2010 and 2009, this deposit totaled $247.2 (A$269.9 million) and $173.5 million (A$252.5 million), respectively.
Included in other non-current liabilities are taxes payable on accrued interest of $43.0 million and $27.3 million at March 31, 2010 and 2009, respectively.
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
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of $101.6 million (A$153.0 million) in December 2008.
Dutch Exit Tax
In connection with implementing Stage 1 of the Company’s proposal to re-domicile its corporate seat from The Netherlands to the Republic of Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in the Republic of Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime.
The Dutch Tax Authority (the “DTA”) reviewed the Company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the Company incurred a capital gain and Dutch exit tax liability of $40.8 million. The charge has been deferred and included in non-current Other Assets on the Company’s consolidated balance sheet as of March 31, 2010 and will be amortized on a straight-line basis over the remaining useful life of the intellectual property.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

	Unrecognized	Interest and
(US$ millions)	tax benefits	Penalties
Balance at April 1, 2007	$39.0	$39.7
Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at March 31, 2008	$61.9	$47.0
Additions for tax positions of the current year	1.7	—
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at March 31, 2009	$12.3	$(16.0)
Additions for tax positions of the current year	1.2	—
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at March 31, 2010	$7.7	$(26.9)

As of March 31, 2010, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued related to unrecognized tax benefits that, if recognized, would affect the effective tax rate is $7.7 million and an expense of $26.9 million, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the year ended March 31, 2010 and 2009, the total amount of interest and penalties recognized in tax expense as a benefit was $4.7 million and $14.3 million, respectively.
The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.
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
On April 1, 2007, the Company adopted a new accounting standard for uncertainty in income taxes. This standard clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The adoption of this standard resulted in the reduction of the Company’s consolidated beginning retained earnings of $78.0 million. As of the adoption date, the Company had $39.0 million of gross unrecognized tax benefits that, if recognized, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was $39.7 million.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
15. Stock-Based Compensation
At March 31, 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.
Compensation expense arising from equity-based award grants as estimated using pricing models was $7.7 million, $7.2 million, $7.7 million for the years ended March 31, 2010, 2009 and 2008, respectively. As of March 31, 2010, the unrecorded deferred stock-based compensation balance related to equity awards was $8.9 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 2.4 years.
JHI SE 2001 Equity Incentive Plan
Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganization. The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
On October 19, 2001 (the grant date), JHI NV granted 5,468,829 options to purchase shares of the Company’s common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant. As of March 31, 2010, 115,140 options were outstanding and exercisable with an exercise price of A$3.78. The options will expire in November 2010.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarizes the additional stock option grants:

	Original	Number	Option
	Exercise	of Options	Expiration
Share Grant Date	Price (A$)	Granted	Date

December 2001	5.65	4,248,417	December 2011
December 2002	6.66	4,037,000	December 2012
December 2003	7.05	6,179,583	December 2013
December 2004	5.99	5,391,100	December 2014
February 2005	6.30	273,000	February 2015
December 2005	8.90	5,224,100	December 2015
March 2006	9.50	40,200	March 2016
November 2006	8.40	3,499,490	November 2016
March 2007	8.90	179,500	March 2017
March 2007	8.35	151,400	March 2017
December 2007	6.38	5,031,310	December 2017

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
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
Under the 2001 Equity Incentive Plan, the Company granted 278,569 and 1,690,711 restricted shares of common stock to its employees in the years ended March 31, 2010 and 2009, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At March 31, 2010, there were 1,416,339 restricted stock units outstanding under this plan.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. There were 1,090,000 and 1,320,000 options outstanding at March 31, 2010 and 2009, respectively, under this plan.
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
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.
In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to the members of the Managing Board, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue.
In September 2008, December 2008, May 2009, September 2009 and December 2009, 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the LTIP to members of the Company’s Managing Board and to senior members of management. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
At March 31, 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At March 31, 2010, 98,106 shares had been acquired under this plan.
Stock Options
The following table summarizes all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price (A$)

Balance at March 31, 2008	15,564,294	22,190,237	7.29

Newly Authorized	4,291,230
Exercised		(25,000)	5.99
Forfeited		(3,892,309)	7.34
Forfeitures available for re-grant	3,892,309

Balance at March 31, 2009	23,747,833	18,272,928	7.28

Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215

Balance at March 31, 2010	25,288,048	14,444,438	7.44

The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the years March 31, 2010 and 2009. For the year ended March 31, 2008, the Company granted 5,031,310 stock options under the 2001 Equity Incentive Plan. For the year ended March 31, 2008, the Company granted 1,016,000 stock options under the LTIP.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the year ended March 31, 2008:

Dividend yield	5.0%
Expected volatility	30.0%
Risk free interest rate	3.4%
Expected life in years	4.4
Weighted average fair value at grant date (A$)	1.13
Number of stock options	5,031,310
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the year ended March 31, 2008:

Dividend yield	5.0%
Expected volatility	32.1%
Risk free interest rate	4.2%
Weighted average fair value at grant date (A$)	3.14
Number of stock options	1,016,000
The total intrinsic value of stock options exercised was A$4.7 million, nil and A$1.2 million for the years ended March 31, 2010, 2009 and 2008, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47 per share during the year ended March 31, 2008.
Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were $0.9 million, nil and nil for the years ended March 31, 2010, 2009 and 2008, respectively.
The following table summarizes outstanding and exercisable options as of March 31, 2010:

	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Exercise Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)

3.09	115,140	0.6	3.09	480,134	115,140	3.09	480,134
5.06	254,309	1.7	5.06	559,480	254,309	5.06	559,836
5.99	1,523,250	4.7	5.99	1,934,528	1,523,250	5.99	1,934,528
6.30	93,000	4.9	6.30	89,280	93,000	6.30	89,280
6.38	2,638,729	7.7	6.38	2,322,082	1,103,462	6.38	971,047
6.45	796,500	2.7	6.45	645,165	796,500	6.45	645,165
7.05	1,758,250	3.7	7.05	369,233	1,758,250	7.05	369,233
7.83	1,016,000	7.4	7.83	—	—	0.00	—
8.35	151,400	7.0	8.35	—	151,400	8.35	—
8.40	2,646,560	6.6	8.40	—	2,470,160	8.40	—
8.53	1,090,000	5.7	8.53	—	—	0.00	—
8.90	2,321,100	5.7	8.90	—	2,321,100	8.90	—
9.50	40,200	5.9	9.50	—	40,200	9.50	—

Total	14,444,438	6.6	7.44	6,399,902	10,626,771	6.83	5,049,223

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.26 as of March 31, 2010, which would have been received by the option holders had those option holders exercised their options as of that date.
Restricted Stock
The Company estimates the value of restricted stock issued and recognizes this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (A$)

Nonvested at March 31, 2008	—	—

Granted	3,260,333	3.98
Vested	(24,052)	3.85
Forfeited	(245,220)	4.40

Non-vested at March 31, 2009	2,991,061	3.95

Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32

Non-vested at March 31, 2010	4,736,721	4.57

Restricted Stock — service vesting
The Company granted restricted stock units with a service vesting condition to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted

June 17, 2008	2001 Equity Incentive Plan	698,440
September 15, 2008	Long-Term Incentive Plan	201,324
December 17, 2008	2001 Equity Incentive Plan	992,271
May 29, 2009	Long-Term Incentive Plan	1,066,595
December 7, 2009	2001 Equity Incentive Plan	278,569

		3,237,199

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The following table includes the assumptions used for restricted stock grants (service vesting) valued during the years ended March 31, 2010 and 2009:

	2010		2009
	Dec 7, 2009	May 29, 2009	Dec 17, 2008	Sep 15, 2008	Jun 17, 2008

Dividend yield (per annum) (1)	$0.00	$0.00	$0.10	$0.20	$0.20
Risk free interest rate (1)	n/a	n/a	1.3%	1.8%	2.9%
Expected life in years	3.0	2.0	3.0	2.0	2.0
JHX stock price at grant date (A$)	8.30	4.31	3.85	4.98	4.93
Number of restricted stock units	278,569	1,066,595	992,271	201,324	698,440

(1)	The risk free rate for the grants in fiscal year 2010 are not applicable as the assumed dividend yield is nil.
Restricted Stock — market condition
Under the terms of the LTIP, the Company granted 703,656 and 1,368,298 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the years ended March 31, 2010 and 2009, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended March 31:

	2010		2009
	Dec 11, 2009	Sep 15, 2009	Dec 17, 2008	Sep 15, 2008

Expected volatility	49.9%	42.1%	37.6%	34.9%
Risk free interest rate	2.1%	2.5%	1.3%	2.6%
Expected life in years	3.0	3.0	3.0	3.0
JHX stock price at grant date (A$)	8.20	7.04	3.85	4.98
Number of restricted stock units	181,656	522,000	545,757	822,541
Scorecard LTI — Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 1,089,265 and nil Scorecard LTI units during the years ended March 31, 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
Cash Settled Units
The Company granted 35,741 and nil cash settled units (service vesting) to employees during the years ended March 31, 2010 and 2009, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognized for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
The total compensation cost related to liability classified awards for the years ended March 31, 2010 and 2009 was $1.6 million and nil, respectively.
16. Share Repurchase Program
On August 15, 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased nil, nil and 35.7 million shares of common stock during the years ended March 31, 2010, 2009 and 2008, respectively. The shares repurchased during the year ended March 31, 2008 had an aggregate cost of A$236.4 million ($208.0 million) and the average price paid per share of common stock was A$6.62 ($5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on March 31, 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on August 20, 2008.
17. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East, and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers.
The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. On April 1, 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fiber Cement and Other into one operating segment, USA and Europe Fiber Cement. On May 22, 2008, the Company ceased operation of its pipe business in the United States.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

USA & Europe Fiber Cement	$828.1	$929.3	$1,170.5
Asia Pacific Fiber Cement	296.5	273.3	298.3

Worldwide total	$1,124.6	$1,202.6	$1,468.8

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements

	(Loss) Income Before Income Taxes
	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

USA & Europe Fiber Cement (2), (3)	$208.5	$199.3	$235.2
Asia Pacific Fiber Cement (2)	58.7	47.1	50.3
Research and Development (2)	(19.0)	(18.9)	(18.1)

Segments total	248.2	227.5	267.4
General Corporate (4)	(269.2)	(53.9)	(304.0)

Total operating (loss) income	(21.0)	173.6	(36.6)
Net interest (expense) income (5)	(4.0)	(3.0)	1.1
Other income (expense)	6.3	(14.8)	—

Worldwide total	$(18.7)	$155.8	$(35.5)

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2010	2009

USA & Europe Fiber Cement	$780.8	$765.6
Asia Pacific Fiber Cement	216.9	167.9
Research and Development	14.2	12.2

Segments total	1,011.9	945.7
General Corporate (6), (7)	1,166.9	946.0

Worldwide total	$2,178.8	$1,891.7

Geographic Areas

	Net Sales to Customers (1)
	Years Ended March 31
(Millions of US dollars)	2010	2009	2008

USA	$808.9	$912.2	$1,153.1
Australia	214.3	193.2	198.6
New Zealand	50.6	50.0	67.3
Other Countries	50.8	47.2	49.8

Worldwide total	$1,124.6	$1,202.6	$1,468.8

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements

	Total Identifiable Assets
	March 31
(Millions of US dollars)	2010	2009

USA	$783.6	$767.4
Australia	131.6	99.8
New Zealand	49.8	27.1
Other Countries	46.9	51.4

Segments total	1,011.9	945.7
General Corporate (6), (7)	1,166.9	946.0

Worldwide total	$2,178.8	$1,891.7

(1)	Export sales and inter-segmental sales are not significant.

(2)	Research and development costs of $10.4 million, $8.0 million and $7.7 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the USA and Europe Fiber Cement segment. Research and development costs of $1.0 million, $1.2 million and $1.6 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Asia Pacific Fiber Cement segment. Research and development costs of $15.7 million, $14.4 million and $18.0 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of $3.3 million, $4.5 million and $0.1 million in fiscal years 2010, 2009 and 2008, respectively.

Research and development expenditures are expensed as incurred and in total amounted to $27.1 million, $23.8 million and $27.3 million for the years ended March 31, 2010, 2009 and 2008, respectively.

(3)	Included in USA and Europe Fiber Cement for the year ended March 31, 2008 are asset impairment charges of $71.0 million.

(4)	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended March 31, 2010 are unfavorable asbestos adjustments of $224.2 million, AICF SG&A expenses of $2.1 million and ASIC expenses of $3.4 million. Included in General Corporate for the year ended March 31, 2009 are favorable asbestos adjustments of $17.4 million, AICF SG&A expenses of $0.7 million and ASIC expenses of $14.0 million. Included in General Corporate for the year ended March 31, 2008 are unfavorable asbestos adjustments of $240.1 million, AICF SG&A expenses of $4.0 million and ASIC expenses of $5.5 million.

(5)	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of $3.3 million, $6.4 million and $9.4 million in fiscal years 2010, 2009 and 2008, respectively. See Note 11.

(6)	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

(7)	Asbestos-related assets at March 31, 2010 and 2009 are $797.7 million and $681.0 million, respectively, and are included in the General Corporate segment.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
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
These three customers’ accounts receivable represented 37% and 35% of the Company’s trade accounts receivable at March 31, 2010 and 2009, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fiber Cement segment:

	Years Ended March 31
(Millions of US dollars)	2010		2009		2008
		%		%		%
Customer A	$224.4	20.0	$277.1	23.0	$431.3	27.9
Customer B	144.5	12.8	149.6	12.4	167.3	10.8
Customer C	93.2	8.3	46.8	3.9	108.2	7.0

	$462.1		$473.5		$706.8

Approximately 28% of the Company’s fiscal year 2010 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
18. Accumulated Other Comprehensive Income
Accumulated other comprehensive income consists of the following components:

	March 31
(Millions of US dollars)	2010	2009

Pension and post-retirement benefit adjustments	$(1.6)	$(1.4)
Unrealized gain on restricted short-term investments	1.2	—
Foreign currency translation adjustments	59.6	3.6

Total accumulated other comprehensive income	$59.2	$2.2

19. Re-domicile
On August 21, 2009, JHI NV shareholders approved Stage 1 of a two-stage plan to transform the Company into a Dutch Societas Europaea (SE) (Stage 1) and, subsequently, change its corporate domicile from the Netherlands to the Republic of Ireland (Stage 2). On February 19, 2010, the Company completed Stage 1 of the proposal and was transformed from a Dutch “NV” company to a Dutch “SE” Company and now operates under the name of James Hardie Industries Societas Europaea (SE).
On March 17, 2010 (US time), the Company filed with the US Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of the Proposal which will transform the Company from a Dutch SE to an Irish SE by moving the Company’s corporate domicile from The Netherlands to the Republic of Ireland.

James Hardie Industries SE and Subsidiaries
Notes to Consolidated Financial Statements
On April 21, 2010 (US time), following SEC review of the Registration Statement and formal Board approval of the change in corporate domicile, the final Explanatory Memorandum for Stage 2 was submitted to the SEC and the ASX with a filing date of April 22, 2010.
For additional information on and implementation timing of Stage 2 of the Proposal, readers are referred to the Company’s Explanatory Memorandum, which was filed with the SEC on April 22, 2010 (File No. 333-165531).

James Hardie Industries SE and Subsidiaries
Selected Quarterly Financial Data
(unaudited, not forming part of the consolidated financial statements)
The information furnished in the selected quarterly financial data for the years ended March 31, 2010 and 2009 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis

	Year Ended March 31, 2010				Year Ended March 31, 2009
	By Quarter				By Quarter
(Millions of US dollars)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$284.5	$304.2	$261.0	$274.9	$365.0	$341.9	$254.4	$241.3
Cost of goods sold	(174.1)	(186.6)	(164.3)	(183.5)	(241.0)	(228.7)	(172.0)	(172.1)

Gross profit	110.4	117.6	96.7	91.4	124.0	113.2	82.4	69.2
Operating (loss) income	(57.1)	(0.8)	25.1	11.8	22.9	192.2	118.9	(160.4)
Interest expense	(1.5)	(1.5)	(1.8)	(2.9)	(2.6)	(2.3)	(2.5)	(3.8)
Interest income	0.8	1.1	1.0	0.8	1.5	2.6	1.4	2.7
Other income (expense)	4.8	(1.0)	2.2	0.3	—	—	—	(14.8)
(Loss) income from operations before income taxes	(53.0)	(2.2)	26.5	10.0	21.8	192.5	117.8	(176.3)
Income tax (expense) benefit	(24.9)	(17.4)	(11.6)	(12.3)	(20.4)	(39.0)	(6.8)	46.7

Net (loss) income	$(77.9)	$(19.6)	$14.9	$(2.3)	$1.4	$153.5	$111.0	$(129.6)

Net income per share — basic	$(0.18)	$(0.05)	$0.03	$0.01	$—	$0.36	$0.26	$(0.30)
Net income per share — diluted	(0.18)	(0.05)	0.03	0.01	—	0.35	0.26	(0.30)