Form 20-F
period 2011-03-31
JAMES HARDIE INDUSTRIES SE
filed 2011-06-29
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from       to
Commission file number 1-15240
JAMES HARDIE INDUSTRIES SE
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Ireland
(Jurisdiction of incorporation or organization)
Europa House, Second Floor
Harcourt Center
Harcourt Street, Dublin 2, Ireland
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
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 436,386,587 shares of common stock at 31 March 2011.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

FORM 20-F CROSS REFERENCE INDEX

20-F Item Number and Description	Page
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. Selected Financial Data	6-8
B. Capitalisation and Indebtness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	106-121
Item 4. Information on the Company
A. History and Development of the Company	9-11
B. Business Overview	12-18
C. Organisational Structure	10-11; 19
D. Property, Plants and Equipment	19-21; 38-40
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	26-37
B. Liquidity and Capital Resources	37-39
C. Research and Development, Patents and Licenses, etc	17-18; 40
D. Trend Information	40
E. Off-Balance Sheet Arrangements	40
F. Tabular Disclosure of Contractual Obligations	40
G. Safe Harbor	5-6
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	22-25
B. Compensation	53-56
C. Board Practices	22-25; 61; 66-67
D. Employees	133
E. Share Ownership	133-142
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	142-143
B. Related Party Transactions	143-144
C. Interests of Experts and Counsel	None
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	74-104
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	144-145
B. Plan of Distribution	Not Applicable
C. Markets	145-146
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
E. Expenses of the Issue	Not Applicable
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	146-153
C. Material Contracts	153-154
D. Exchange Controls	154-155
E. Taxation	155-164
F. Dividends and paying agents	Not Applicable
G. Statement by Experts	Not Applicable

FORM 20-F CROSS REFERENCE INDEX (Continued)

20-F Item Number and Description	Page
H. Documents on Display	164
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	164-166
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	167

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	146-153
Item 15. Controls and Procedures	70-71
Item 16A. Audit Committee Financial Expert	66-67
Item 16B. Code of Business Conduct and Ethics	67
Item 16C. Principal Accountant Fees and Services	105
Item 16D. Exemptions from the Listing Standards for Audit Committees	Not Applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	72-73

PART III

Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	74-104
Item 19. Exhibits	167-172

SECTION 1.
INTRODUCTION
In this annual report, unless the context otherwise indicates, James Hardie Industries SE, a “Societas Europaea,” or a European company incorporated and existing under the laws of Ireland, is referred to as JHI SE. JHI SE together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI SE and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI SE and its wholly owned subsidiaries”, “James Hardie” or the “Company.”
The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the 31 March 2011 exchange rate of A$0.9676 to US$1.0000.
On 2 June 2010, our shareholders approved Stage 2 of a two-stage proposal to transform James Hardie Industries SE to an Irish SE by changing our registered corporate domicile from The Netherlands to Ireland. Following this vote, on 17 June 2010, we changed our registered corporate domicile to Ireland and are now subject to Irish law in addition to the Council of the European Union’s Regulation on the Statute for a European Company (SE Regulations). In addition, we continue to operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the United States Securities and Exchange Commission, the Irish Takeovers Panel and various other rulemaking bodies. We became an Irish tax resident on 29 June 2010.
As a company incorporated under the laws of Ireland, we have listed our securities for trading on the Australian Securities Exchange, or ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, via CHESS Units of Foreign Securities, or CUFS. CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI SE, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”
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
Glossary of abbreviations and terms
Non-financial Terms

ABS	Australian Bureau of Statistics
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
CUFS	CHESS Units of Foreign Securities
FDRs	Freely Distributable Reserves
GIC	General Interest Charge
GMT	Group Management Team
IRS	United States Internal Revenue Service
KPMG Actuarial	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SCI	Special Commission Inquiry
SEC	United States Securities and Exchange Commission
Former James Hardie Companies — Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

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
Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission (which we refer to as “ASIC”);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (which we refer to as “AICF”), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
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

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
SELECTED FINANCIAL DATA
We have included in this annual report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2011 and 31 March 2010, and our consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years ended 31 March 2011, 2010 and 2009, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America, or “US GAAP.”
The selected consolidated financial information summarised below for the five most recent fiscal years has been derived in part from the Company’s financial statements. You should read the selected consolidated financial information in conjunction with the Company’s financial statements and related notes contained in Section 2, “Consolidated Financial Statements” and with the information provided in Section 2, “Management’s Discussion and Analysis.” Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	Fiscal Year ended 31 March
	2011	2010	2009	2008	2007
	(In millions of US dollars except sales price per unit and per share data)
Consolidated Statements of Operations Data:

Net Sales
USA and Europe Fibre Cement (1)	$814.0	$828.1	$929.3	$1,170.5	$1,291.2
Asia Pacific Fibre Cement (2)	353.0	296.5	273.3	298.3	251.7

Total net sales	$1,167.0	$1,124.6	$1,202.6	$1,468.8	$1,542.9

Operating income (loss) (3)	$104.7	$(21.0)	$173.6	$(36.6)	$(86.6)
Interest expense	(9.0)	(7.7)	(11.2)	(11.1)	(12.0)
Interest income	4.6	3.7	8.2	12.2	5.5
Other (expense) income (4)	(3.7)	6.3	(14.8)	—	—

Income (loss) from operations before income taxes	96.6	(18.7)	155.8	(35.5)	(93.1)
Income tax (expense) benefit	(443.6)	(66.2)	(19.5)	(36.1)	243.9

(Loss) income from operations	$(347.0)	$(84.9)	$136.3	$(71.6)	$150.8

Net (loss) income	$(347.0)	$(84.9)	$136.3	$(71.6)	$151.7

(Loss) income from operations per common share — basic	$(0.80)	$(0.20)	$0.32	$(0.16)	$0.32
Net (loss) income per common share — basic	$(0.80)	$(0.20)	$0.32	$(0.16)	$0.33

(Loss) income from operations per common share — diluted	$(0.80)	$(0.20)	$0.31	$(0.16)	$0.32
Net (loss) income per common share — diluted	$(0.80)	$(0.20)	$0.31	$(0.16)	$0.33

Dividends paid per share	$—	$—	$0.08	$0.27	$0.09

Weighted average number of common shares outstanding
Basic	435.6	433.1	432.3	455.0	464.6
Diluted	435.6	433.1	434.5	455.0	464.4

Consolidated Cash Flow Information:

Cash flows provided by (used in) operating activities	$147.2	$183.1	$(45.2)	$319.3	$(67.1)
Cash flows used in investing activities	$(49.6)	$(50.5)	$(26.1)	$(38.5)	$(92.6)
Cash flows (used in) provided by financing activities	$(89.7)	$(159.0)	$25.0	$(254.4)	$(136.4)

Other Data:

Depreciation and amortisation	$62.9	$61.7	$56.4	$56.5	$50.7
Adjusted EBITDA (5)	$167.6	$40.7	$230.0	$19.9	$(35.9)
Capital expenditures	$50.3	$50.5	$26.1	$38.5	$92.1

Volume (million square feet)
USA and Europe Fibre Cement (1)	1,248.0	1,303.7	1,526.6	1,951.2	2,216.2
Asia Pacific Fibre Cement (2)	407.8	389.6	390.6	398.2	390.8

Average sales price per unit (per thousand square feet)
USA and Europe Fibre Cement (1)	US $652	US $635	US $609	US $600	US $583
Asia Pacific Fibre Cement (2)	A $916	A $894	A $879	A $862	A $842

Consolidated Balance Sheet Data:

Net current assets (6)	$135.6	$50.4	$137.7	$183.7	$259.0
Total assets	$1,960.6	$2,178.8	$1,891.7	$2,179.9	$2,128.1
Total debt	$59.0	$154.0	$324.0	$264.5	$188.0
Common stock	$222.5	$221.1	$219.2	$219.7	$251.8
Shareholders’ (deficit) equity	$(454.5)	$(117.9)	$(108.7)	$(202.6)	$258.7

(1)	On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessory products in the United States which are sold in the United States, Canada and Europe.

The segment also includes fibre reinforced concrete pipes manufactured and sold in the United States (through May 2008). Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008.

(2)	Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

(3)	Operating income (loss) includes the following asbestos adjustments, AICF SG&A expenses, ASIC related recoveries (expenses), SCI and other related expenses, and impairment charges:

	Fiscal Years Ended 31 March
	2011	2010	2009	2008	2007
	(Millions of US dollars)
(Unfavourable) favourable asbestos adjustments	$(85.8)	$(224.2)	$17.4	$(240.1)	$(405.5)
AICF SG&A expenses	(2.2)	(2.1)	(0.7)	(4.0)	—
ASIC related recoveries (expenses)	8.7	(3.4)	(14.0)	(5.5)	—
SCI and other related expenses	—	—	—	—	(13.6)
Impairment charges	—	—	—	(71.0)	—

For additional information on the asbestos adjustments, AICF SG&A expenses and ASIC related recoveries (expenses), see Section 2, “Management’s Discussion and Analysis” and Notes 11 and 13 to our consolidated financial statements in Section 2.

(4)	Other expense in fiscal year 2011 primarily includes an unrealised loss resulting from a change in the fair value of interest rate swap contracts. Other income in fiscal year 2010 primarily includes a realised gain arising from the sale of restricted short-term investments held by the AICF. Other expense in fiscal year 2009 consists of an other-than-temporary impairment charge related to restricted short-term investments held by the AICF of US$14.8 million. For additional information see Section 2, “Management’s Discussion and Analysis — Results of Operations.”

(5)	Adjusted EBITDA represents income from operations before interest income, interest expense, income taxes, other non-operating expense (income), described in footnote four above, cumulative effect of change in accounting principle, and depreciation and amortisation charges. The following table presents a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities, as this is the most directly comparable GAAP financial measure to Adjusted EBITDA for each of the periods indicated. Items comprising “Net cash provided by (used in) operating activities,” “Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities” and “Change in operating assets and liabilities, net” for fiscal years ended 31 March 2011, 2010 and 2009 are set forth on the Consolidated Statements of Cash Flows on page 78.

	Fiscal Years Ended 31 March
	2011	2010	2009	2008	2007
	(Millions of US dollars)
Net cash provided by (used in) operating activities	$147.2	$183.1	$(45.2)	$319.3	$(67.1)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(136.8)	(312.0)	(3.5)	(318.9)	4.5

Change in operating assets and liabilities, net	(357.4)	44.0	185.0	(72.0)	214.3

Net (loss) income	(347.0)	(84.9)	136.3	(71.6)	151.7
Cumulative effect of change in accounting principle	—	—	—	—	(0.9)
Income tax expense (benefit)	443.6	66.2	19.5	36.1	(243.9)
Interest expense	9.0	7.7	11.2	11.1	12.0
Interest income	(4.6)	(3.7)	(8.2)	(12.2)	(5.5)
Other expense (income)	3.7	(6.3)	14.8	—	—
Depreciation and amortisation	62.9	61.7	56.4	56.5	50.7

Adjusted EBITDA	$167.6	$40.7	$230.0	$19.9	$(35.9)

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or net cash provided by (used in) operating activities as defined by US GAAP or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for non-cash charges, as well as non-operating income and expense items.

(6)	Total current assets less total current liabilities.

INFORMATION ON THE COMPANY
History and Development of the Company
The Company was established in 1888 as an import business. In 1951, the Company became publicly owned as a listed company on the Australian Stock Exchange. In the following years, the Company built up a diverse portfolio of building and industrial products businesses including a wide range of asbestos-based products. In the mid-1980s, we pioneered the development of asbestos-free fibre cement technology and began designing and manufacturing a wide range of fibre cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded our operations, in particular to the United States, to become a specialised manufacturer of a wide range of fibre cement building materials.
Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (which we refer to as a B.V.), to a “naamloze vennootschap” (which we refer to as “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognised stock exchange. In February 2001, the shareholders of James Hardie Industries Limited (which we refer to as “JHIL”) agreed to exchange their shares for shares in James Hardie Industries N.V., which retained its primary listing on the ASX. In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch N.V. to a Dutch Societas Europaea (which we refer to as “SE”) in connection with implementing Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to change our registered corporate domicile from The Netherlands to Ireland. As a Dutch SE, we became subject to the Council of the European Union’s Regulation on the Statute for a European Company (SE Regulations). On 17 June 2010, we implemented Stage 2 of the Re-domicile and changed our registered corporate domicile to Ireland and became an Irish tax resident on 29 June 2010.
We conduct our operations under legislation in various jurisdictions. As an Irish SE, we are subject to Irish law in addition to the SE Regulation, European Union Council Regulations and relevant European Union Directives. Prior to completing Stage 2 of the Re-domicile, we were also subject to the jurisdiction of the Dutch authority Financial Markets and the Dutch Corporate Governance Code. In addition, we operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the US SEC, the Irish Takeover Panel and various other rulemaking bodies.
Our corporate domicile is located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.
Corporate Restructuring
On 2 July 1998, James Hardie Industries Ltd (which we refer to as “JHIL” and now known as ABN 60 Pty Ltd, which we refer to as “ABN 60”), was then a public company organised under the laws of Australia and listed on the ASX. At that time, JHIL announced a plan of reorganisation and capital restructuring (which we refer to as the 1998 Reorganisation) to address the structural imbalance and resulting operational, financial and commercial issues resulting from increasing significance and growth opportunities of our US operations and the location of corporate management and our shareholder base in Australia.
In February 2001, ABN 60, or JHIL, established the Medical Research and Compensation Foundation (which we refer to as the “Foundation”) by gifting A$3.0 million (US$1.7 million based on the 31 March 2001 exchange rate of A$1.7989 to US$1.0000) in cash and transferring ownership of Amaca Pty Ltd (which we refer to as “Amaca”) and Amaba Pty Ltd (which we refer to as “Amaba”) to the Foundation.

On 19 October 2001, we completed a plan of reorganisation and capital restructuring (which we refer to as the 2001 Reorganisation). This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganisation consisted of the issuance of shares of JHI NV common stock represented by CUFS to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement and the listing of the shares of JHI NV represented by CUFS on the ASX and the listing of ADSs, representing CUFS, which in turn represent shares of JHI NV, on the NYSE. As a result of the share exchange, ABN 60 shareholders ceased to hold any direct interest in ABN 60 and instead became the holders of interests in JHI NV common shares, receiving substantially their same proportional ownership interests in JHI NV as they had in ABN 60 before exchanging their shares.
In addition, as a result of the exchange, ABN 60 became a direct subsidiary of JHI NV. Following the 2001 Reorganisation, JHI NV controlled the same assets and liabilities as ABN 60 controlled immediately prior to the 2001 Reorganisation.
During fiscal year 2003, ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries.
Following the consolidation of the operating assets of the James Hardie Group under JHI NV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. At that time, the cash position of the Company had improved significantly as a result of the sale of the Company’s gypsum business in the United States and the impending sale of a gypsum mine in Nevada. On 31 March 2003, following a thorough review to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to the ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 was managed by independent directors and operated entirely independently of the Company.
In August 2008, following proceedings commenced by the Commissioner of Taxation, the Federal Court of Australia made orders providing for the reinstatement of James Hardie Australia Finance Pty Ltd (which we refer to as JHAF), and the appointment of a liquidator. JHAF is currently a subsidiary of James Hardie International Holdings SE (which we refer to as JHIHSE) within the James Hardie group. JHAF was deregistered in August 2005 following a member’s voluntary winding up. In December 2008, following our settlement with the ATO, the Federal Court of Australia made orders terminating the liquidation of JHAF. Accordingly, the liquidator was removed and JHAF is now under our full control as a wholly owned subsidiary of JHIHSE.
In August 2009, JHI NV shareholders approved Stage 1 of the Re-domicile to move our corporate domicile from The Netherlands to Ireland. Following this vote, in February 2010, the Company transformed from a Dutch N.V. to a Dutch SE registered in The Netherlands and, accordingly, the legal name of the Company was changed to James Hardie Industries SE. On 2 June 2010, our shareholders approved Stage 2 of the Re-domicile. Following this vote, on 17 June 2010, we changed our registered corporate domicile to Ireland.
On 17 May 2011, we announced that we had commenced an internal reorganisation involving the simplification of our corporate structure, including some of the arrangements which were previously part of our Netherlands domicile. This internal reorganisation is being made to facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently, including for the purpose of making periodic contributions to AICF. As part of this restructure, the Company incurred a tax charge of US$32.6 million on undistributed earnings of its US subsidiaries, which is included in the fiscal year 2011 results of operations, as it intends to remit US earnings as part of the internal reorganisation.

This charge will not impact the contribution to AICF in July 2011, although it is expected to reduce the contribution to AICF in July 2012 by up to approximately US$11.4 million.
The following is a simplified diagram of our current corporate structure:
Current
Consolidation of the AICF
In February 2007, our shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the AICF. JHI SE owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. We appoint three of the AICF directors and the NSW Government appoints two of the AICF directors.
Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on our net operating cash flow. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, we consider us to be the primary beneficiary of the AICF.
Our interest in the AICF is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against certain former companies of the James Hardie Group, including ABN 60, Amaca and Amaba (which we refer to collectively as the “Former James Hardie Companies”).
Although we have no legal ownership in the AICF, we consolidate the AICF due to our pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the AFFA. Our consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, we recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. We believe the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. Since fiscal year 2007, we have classified the expense related to the increase of the asbestos liability as asbestos adjustments and we have classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on our consolidated statements of operations. See Note 2 to our consolidated financial statements in Section 2.

Business Overview
General Overview of our Business
Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fibre cement products and systems under various Hardie brand names and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie, and Cemplank® siding (we also formerly marketed siding under the brand name SentryTM siding). We believe that, in certain applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fibre cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fibre cement products in the United States accounted for 68%, 72% and 77% of our total net sales in fiscal years 2011, 2010 and 2009, respectively.
Our fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.
In contrast to some other building materials, fibre cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes.
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended 31 March
	2011	2010	2009
	(Millions of US dollars)
USA and Europe Fibre Cement	$814.0	$828.1	$929.3
Asia Pacific Fibre Cement	353.0	296.5	273.3

Total	$1,167.0	$1,124.6	$1,202.6

Industry Overview
US Housing Industry and Fibre Cement Industry
In the United States, fibre cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of finance to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the US Census Bureau, annual domestic housing starts decreased from approximately 905 thousand in calendar year 2008 to approximately 587 thousand in calendar year 2010.
In the United States, the largest application for fibre cement products is in the external siding industry. Siding is a component of every building and it usually occupies more square footage than any other building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are vinyl, stucco, fibre cement, solid wood, and brick. Vinyl has the largest share of the siding market.
International Fibre Cement Industry
In Australia and New Zealand, fibre cement building products are used in both the residential and commercial building industries with applications in external siding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fibre cement products. We believe the level of activity in this industry is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fibre cement building products is also affected by the level of new housing starts and renovation activity.
Fibre cement products have, across a range of product applications, gained broader acceptance in Australia and New Zealand than in the United States, primarily due to earlier introduction in Australia and New Zealand.
Australia
According to the Australian Bureau of Statistics (which we refer to as the ABS) total dwelling commencements in Australia increased from 138,520 in calendar year 2009 to 167,160 in calendar year 2010 with detached houses increasing from 100,820 in calendar year 2009 to 106,335 in calendar year 2010. Renovation activity, as measured in local currency expenditures by the ABS has increased from calendar year 2008 to calendar year 2010 for a total increase over this period of approximately 2.6%. The Housing Industry Association of Australia expects new housing construction and renovation activity to soften over the short-to-medium term.
Former subsidiaries of ABN 60 developed fibre cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos sheet production ceased in the early 1980s and asbestos pipe production ceased in 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fibre cement manufacturing facilities in Australia and fibre cement imports are also growing.
New Zealand
According to Statistics New Zealand, new dwellings consents in New Zealand decreased from approximately 15,381 for the year ended March 2010 to 14,611 for the year ended March 2011. Residential renovation activity in New Zealand has decreased from year ended March 2009 to the year ended March 2011 for a total decrease over this period of approximately 6.2%. InfoMetrics New Zealand believes new housing construction and renovation activity are expected to remain weak through calendar year 2011, with consents slightly down from 2010.
Competition continues to intensify in New Zealand as fibre cement imports have become more cost competitive and overseas manufacturers struggling with the global recession look for additional markets to their existing ones.
Philippines
In the Philippines and other Asian and Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fibre cement building products are used in both the residential and commercial building industries with applications in ceilings, internal walls, external siding, external facades and soffits. The residential building industry represents the principal market for fibre cement products. In general, fibre cement products have, across a range of product applications, gained broader acceptance in these regions over the last decade. In the Philippines, additional imported fibre cement products have entered the market. However, in some of the developing markets, gypsum usage has increased and penetrated into fibre cement applications. Fibre cement and asbestos cement production facilities are located throughout Asia and exporting between countries is common practice. We believe that fibre cement has good long-term growth potential because of the benefits of light-weight and framed construction over traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fibre cement will be attractive to some consumers in some of these markets.
Europe
In Europe, fibre cement building products are used in both residential and commercial building industries with applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments except roofing and promote the use of fibre cement products against traditional masonry, gypsum based products and wood based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fibre cement in Europe is favourable in light of stricter insulation requirements driving demand for advanced cladding systems and better building practices increasing the use of fibre cement in interior applications.
Products
We manufacture fibre cement products in the United States, Australia, New Zealand and the Philippines. In fiscal year 2004, we commenced our European fibre cement business by distributing our fibre cement products in the United Kingdom and France. We also manufacture fibre cement pipes in Australia and previously manufactured fibre cement pipes in the United States. In May 2008, we ceased operation of our pipe business in the United States. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.
We offer a wide range of fibre cement products for both exterior and interior applications. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments. Outside the United States, we also manufacture fibre cement products for use in other applications such as building facades, lattice, fencing, decorative columns, flooring, soffit lining and ceiling applications, some of which have not yet been introduced into the United States.
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fibre cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology has been our HardieTrim® board. HardieTrim board is a fibre cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. HardieTrim board was launched in fiscal year 1999, with the introduction of HardieTrim HLD board.
We believe that our products provide certain performance, design and cost advantages. The principal fibre cement attributes in exterior applications is durability and low maintenance, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. Our fibre cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which we believe has enabled us to gain a competitive advantage over competing products. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate the superior aesthetics of fibre cement and lack the characteristics necessary for effectively accepting paint applications.
Our fibre cement products provide strength and the ability to imprint simulated patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, fibre cement is lightweight, physically flexible and can be cut using readily available tools. This makes fibre cement suitable for lightweight construction across a range of architectural styles. Fibre cement is well suited to both timber and steel-framed construction.

In our interior product range, our ceramic tile underlayment products provide superior handling and installation characteristics compared to fibreglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fibre cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance than traditional gypsum wet area wallboard and other competing products.
In the United States, the following new products were released over the last five years:
•	During fiscal year 2008, we introduced Artisan® Lap siding, Artisan™ Accent Trim and HardieWrap® weather barrier.

•	During fiscal year 2009, we introduced two new siding profiles, HardieSoffit® Beaded Porch Panel and HardieShingle® Shingle Plank.

•	During fiscal year 2010, we introduced HardieZone® System siding products.

•	During fiscal year 2011, we introduced new HardieShingle® siding, HardieTrim® NT3™ Boards, two new lap siding products, Artisan™ Accent Trim and HardieBacker® ProGrid™ cement board.
In Australia and New Zealand, new products released over the past five years include Axon® cladding, Scyon™ Stria™ siding, Secura™ Interior Flooring, Secura™ Exterior Flooring and Horizon Lining; in Australia only, new products include: Matrix™ cladding and Axent™ trim; and in New Zealand only, new products include: ShingleSide panel and CLD Cavity Battens and Rigid Air Barrier.
In the Philippines, new products released over the past five years include Hardisenepa™ Fascia Board, Hardiplank® Siding, Hardifloor™ Systems and Hardipattern™ Boards.
Seasonality
Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See Section 3, “Additional Information for Shareholders — Risk Factors.”
Raw Materials
The principal raw materials used in the manufacture of fibre cement are cellulose fibre (wood-based pulp), silica (sand), portland cement and water. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In fiscal year 2011, the average Northern Bleached Softwood Kraft (which we refer to as NBSK) pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. Input costs are expected to remain high with NBSK pulp prices forecast to remain at or above US$1,000 per ton.
Cellulose Fibre. Reliable access to specialised, consistent quality, low cost pulp is critical to the production of fibre cement building materials. Cellulose fibre is sourced from New Zealand, the United States, Canada, and South America (Chile) and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fibre cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Section 3, “Additional Information for Shareholders — Risk Factors.” We have entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.
Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.
Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fibre cement plant hold between one and three days of our cement requirements. We continue to evaluate options on agreements with suppliers for the purchase of cement that could fix our cement prices over longer periods of time.
Water. We use local water supplies and seek to process all wastewater to comply with environmental requirements.
Sales, Marketing and Distribution
The principal markets for our fibre cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we sell fibre cement products in many other countries, including Belgium, China, Denmark, Germany, Hong Kong, India, Indonesia, Ireland, Malta, Mexico, the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates), The Netherlands, Norway, various Pacific Islands, South Africa, South Korea, Spain, Sri Lanka, Switzerland, Taiwan, Turkey and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialised fibre cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe (which is based out of The Netherlands). Customer service support for Europe is based out of The Netherlands. The customer service infrastructure includes inbound customer service support coordinated nationally in each country (customer service support for Canada is based out of the United States), and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.
In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top four US customers accounted for approximately 56% of our total USA and Europe Fibre Cement gross sales in fiscal year 2011. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process, which is generally used in the United States. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fibre cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have just started to enter the Philippines market. Physical distribution of product in each country is primarily by road or sea transport, except in the United States where transportation is primarily by road and, to a lesser extent, by rail.
We maintain dedicated regional sales management teams in our major sales territories. As of 31 May 2011, the sales teams (including telemarketing staff) consisted of approximately 267 people in the United States and Canada, 62 people in Australia, 21 people in New Zealand, 28 people in the Philippines, and

24 people in Europe. We also employ one person based in Hong Kong who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories. For example, in the United States, there are individuals who may specialise in siding products or interior products, although recent reorganisations have integrated many of these individuals into collaborative teams. Some interior products sales representatives provide in-store merchandising support for home center retailers. We also use trade and consumer advertising and public relations campaigns to generate demand for our products. These campaigns usually explain the differentiating attributes of our fibre cement products and the suitability of our fibre cement products and systems for specific applications.
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
Geographic expansion of our fibre cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fibre cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia, Scandinavia, and Eastern Europe, most markets in the world principally utilise masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends substantially on our ability to provide alternative construction solutions and for those solutions to be accepted in those markets.
Because fibre cement products were relatively new to the Philippines, the launch of our fibre cement products in the Philippines in fiscal year 1999 was accompanied by strategies to address the particular needs of local customers and the building trade. For example, we established a carpenter training and accreditation program whereby Filipino carpenters who are unfamiliar with our products are taught installation techniques. We have also put greater emphasis on building our relationships with new home developers and builders in order to educate the market on the benefits of our products in this particular sector.
Fibre cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) by sea transport. A regional sales management team managed out of the Philippines is responsible for coordinating export sales into Asia and the Middle East (Israel, United Arab Emirates, Kuwait, and Qatar). A regional sales coordinator based in New Zealand is responsible for export sales to the Pacific Region.
Dependence on Trade Secrets and Research and Development
We pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in research and development activities.
The following table sets forth our research and development expenditures for the three preceding fiscal years:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009
Research and Development Expenditures (1)	$31.2	$30.4	$28.3
Research and Development Expenditures as a percentage of total net sales	2.7%	2.7%	2.4%

(1)	Included within research and development expenditures for fiscal years 2011, 2010 and 2009 is US$3.2 million, US$3.3 million and US$4.5 million, respectively, classified as selling, general and administrative expenses.

Our current patent portfolio is based mainly on fibre cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how, which is maintained as trade secret information. We have increased our abilities to effectively create, manage and utilise our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our market share. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall.
In addition, the Company has a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. See Section 3, “Additional Information for Shareholders — Risk Factors.”
Governmental Regulation
As noted above, on 17 June 2010 we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations. In addition, we continue to operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeovers Panel and various other rulemaking bodies. See Section 3, “Additional Information for Shareholders — Memorandum and Articles of Association” for information regarding Irish company law and regulations to which we are subject.
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

Organisational Structure
JHI SE is incorporated and domiciled in Ireland.
The table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI SE, either directly or indirectly, as of 31 May 2011.

Jurisdiction of
Name of Company	Establishment
James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Holdings Limited	Ireland
James Hardie International Finance Limited	Ireland
James Hardie International Holdings SE.	Ireland
James Hardie N.V.	Netherlands
James Hardie New Zealand Limited	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research (Holdings) Pty Ltd.	Australia
James Hardie Research Pty Ltd.	Australia
James Hardie Technology Limited	Bermuda
James Hardie U.S. Investments Sierra LLC	United States
N.V. Technology Holdings, A Limited Partnership	Australia
RCI Pty Ltd.	Australia
Property, Plants and Equipment
We estimate that our manufacturing plants are among the largest and lowest cost fibre cement manufacturing plants in the United States. We believe that the location of our plants positions us near attractive markets in the United States while minimising our transportation costs for product distribution and raw material sourcing.
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
Plants and Process
Fibre Cement Building Products
We manufacture fibre cement building products in the United States and Asia Pacific. Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. Annual design capacity is not necessarily reflective of our actual capacity utilisation rates for our fibre cement plants by region. Annual capacity utilisation is affected by factors such as demand, product mix, batch size, plant availability and production speeds and is usually less than annual design capacity. We manufacture products of varying thicknesses and density.
We currently have an annual design capacity of 3,390 mmsf and 520 mmsf in the United States and Asia Pacific, respectively, for our fibre cement building products. Fiscal year 2011 capacity utilisation, based on this annual design capacity, for our fibre cement building products plants was an average of 43% and 75% in the United States and Asia Pacific, respectively. As indicated above, annual design capacity is based on management’s estimates. No accepted industry standard exists for the calculation of our fibre cement manufacturing facility design and utilisation capacities.
Fibre Reinforced Concrete Pipes
We manufacture fibre reinforced concrete pipes in Australia. Our current annual design capacity for our fibre reinforced concrete pipes plant is 50 thousand tons.

Plant Locations
The location of each of our fibre cement plants is set forth below:
Fibre Cement Building Products
United States — Plants Operating
Cleburne, Texas
Peru, Illinois
Plant City, Florida
Pulaski, Virginia
Reno, Nevada
Tacoma, Washington
Waxahachie, Texas
United States — Plants Suspended
Blandon, Pennsylvania (1)
Fontana, California (2)
Summerville, South Carolina (2)
Asia Pacific
Australia
Sydney, New South Wales
Brisbane, Queensland (Carole Park) (3)
New Zealand
Auckland
The Philippines
Manila
Fibre Reinforced Concrete Pipes
Brisbane, Queensland (Meeandah) (3)

(1)	We suspended production at our Blandon, Pennsylvania plant in November 2007.

(2)	We suspended production at our Fontana, California and Summerville, South Carolina plants in December 2008 and November 2008, respectively.

(3)	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.
While the same basic process is used to manufacture fibre cement products at each facility, plants are designed to produce the appropriate mix of products to meet each geographic market’s specific, projected needs. The facilities were constructed and are operated so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilisation, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand.
Except for the Waxahachie, Texas facility, we own all of our fibre cement manufacturing facilities located in the United States. The lease for the Waxahachie, Texas facility expires on 31 March 2020, at which time we have an option to purchase the facility.
Our three Australian fibre cement manufacturing facilities are not owned by us. One of the leases expires on 23 March 2016, with an option to renew the lease for two further terms of 10 years expiring in March 2036. The other two leases expire on 23 March 2019, and contain options to renew for two further terms of 10 years expiring in March 2039. There is no purchase option available under our leases related to our Australian sites. Our one New Zealand fibre cement manufacturing facility is not owned by us. The lease for our New Zealand facility expires on 22 March 2016, at which time we have an option to renew the lease for two further terms of 10 years expiring in March 2036. There is no purchase option available under our lease related to our New Zealand facility.
We own 40% of the land on which our Philippines fibre cement plant is located, and 100% of the Philippines plant itself.
Mines
We lease silica quartz mine sites in Tacoma, Washington; and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2014 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2014 (with options to purchase).

Capital Expenditures
The following table sets forth our capital expenditures for each year in the three-year period ended 31 March 2011.

	Fiscal Years Ended 31 March
	2011	2010	2009
	(Millions of US dollars)
USA and Europe Fibre Cement (1)	$39.5	$40.6	$20.0
Asia Pacific Fibre Cement	9.9	6.7	4.9
Research and Development and Corporate	0.9	3.2	1.2

Total Capital Expenditures	$50.3	$50.5	$26.1

(1)	The segment includes fibre reinforced concrete pipes manufactured and sold in the United States at our Plant City, Florida Hardie Pipe Plant, which was closed and ceased operations in May 2008.
The Company did not have any material divestitures in the fiscal years ended 31 March 2011, 2010 and 2009.
The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fibre Cement business include:
•	commencement of a new finishing capability on an existing product line in fiscal year 2009. As of 31 March 2011, we have incurred US$22.9 million related to this project;

•	commencement of an upgrade to our supply chain management IT systems. As of 31 March 2011, we have incurred US$4.1 million related to this project;

•	expenditures related to a new ColorPlus line at our Cleburne plant. As of 31 March 2011, we have incurred US$5.6 million related to this project; and

•	addition of 12 foot XLD Trim capability at our Peru, Illinois plant for US$3.6 million in fiscal year 2011.
We currently expect to spend approximately US$80 million to US$105 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies. We expect to fund our capital expenditures through a combination of internal cash and funds from our credit facilities.
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

James Hardie Annual Report 2011

SECTION 2

GROUP MANAGEMENT TEAM

Our management is overseen by a Group Management Team, whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal.

Members of the GMT in fiscal year 2011 were:

Louis Gries BSc, MBA
Chief Executive Officer
Age 57

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005. Mr Gries was elected to the Company’s Managing Board by CUFS holders at the 2005 Annual General Meeting (AGM) and continued as Chairman of the Managing Board until it was dissolved in June 2010.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in research, plant quality and production, product and plant management.

He has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, California, USA.

Russell Chenu BCom, MBA
Chief Financial Officer
Age 61

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board by CUFS holders at the 2005 AGM, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Robert Cox BA, MA, JD
Chief Legal Officer
Age 57

Robert Cox commenced as James Hardie’s General Counsel in January 2008. He joined the Company’s Managing Board as Executive Director and as Company Secretary effective 7 May 2008. He was elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010 and as Company Secretary until 29 June 2010. He was appointed Chief Legal Officer on 13 June 2011.

Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. During his five years with PepsiCo, Mr Cox was responsible for corporate governance and Sarbanes-Oxley/New York Stock Exchange compliance, and managed the corporate law group and the office of Corporate Secretary for the Board of Directors.

His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California, where he led the business and transactions practice group in corporate governance, corporate securities, mergers and acquisitions, financial services, real estate, tax and strategic technology transactions.

Mr Cox has a Juris Doctorate from the University of California, Berkeley, California; a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, specialising in International Economics, European Studies and American Foreign Policy; and a Bachelor of Arts from Wesleyan University in Connecticut.

Mark Fisher BSc, MBA
Executive General Manager – International
Age 40

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the Company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President – Specialty Products in November 2004, then Vice President – Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

In January 2010, he was appointed Executive General Manager – International, responsible for research and development, engineering, manufacturing logistics and product management, as well as the Company’s non-US businesses.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

Sean O’Sullivan BA, MBA
 Vice President – Investor & Media Relations
Age 46

Sean O’Sullivan joined James Hardie as Vice President – Investor & Media Relations in December 2008. For the eight years prior to joining James Hardie, Mr O’Sullivan was Head of Investor Relations at St. George Bank, where he established and led the investor relations function.

James Hardie Annual Report 2011	23

Louis Gries	Russell Chenu	Robert Cox	Mark Fisher	Sean O’Sullivan	Nigel Rigby

Mr O’Sullivan’s background includes thirteen years as a fund manager for GIO Asset Management, responsible for domestic and global investments. During this period, he spent time on secondment with McKinsey and Co, completing a major study into the Australian financial services industry. Mr O’Sullivan’s final position at GIO was General Manager of Diversified Investments where his responsibilities included determining the asset allocation for over A$10 billion in funds under management. After leaving the GIO, Mr O’Sullivan worked for Westpac Banking Corporation in funds management sales.

He has a Bachelor of Arts in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.

Nigel Rigby
Executive General Manager – USA
Age 44

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with the Company. In November 2004, Mr Rigby was appointed Vice President – Emerging Markets and in 2006 he was named Vice President – General Manager Northern Division. In November 2008, he became Vice President – General Manager of the Company’s newly-formed US Eastern Division, responsible for the former Northern and Southern Division markets and plants.

In January 2010, he was appointed Executive General Manager – USA, responsible for the US business.

Before joining us, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

None of the persons above has any familial relationship with each other or with the Board of Directors listed below. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a member of senior management.

24	James Hardie Annual Report 2011

BOARD OF DIRECTORS

James Hardie’s directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Michael Hammes BS, MBA
Age 69

Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past five years: Current – Lead Director of Navistar International Corporation (since 1996) and DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2009

Donald McGauchie AO
Age 61

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is a member of the Board, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past five years: Current – Chairman (since August 2010) and Director (since May 2010) of Australian Agricultural Company Limited; Chairman (since July 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009). Former – Chairman of Telstra Corporation Limited (2004-2009).

Other: Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

Last elected: August 2010

Brian Anderson BS, MBA, CPA
Age 61

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is a member of the Board, Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Anderson was also Chairman of the Re-domicile Due Diligence Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Chairman (since April 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since September 2005); Director (since 1999) and Lead Director (since April 2011) of W.W. Grainger, Inc.

Other: Resident of the United States.

Last elected: August 2009

David Dilger CBE, BA, FCA
Age 54

David Dilger was appointed as an independent Non-Executive Director of James Hardie in September 2009. He is a member of the Board, the Audit Committee and the Remuneration Committee.

Experience:  Mr Dilger has substantial experience in multinational manufacturing operations and a strong finance background. He has held a number of senior executive positions, including CEO of Greencore Group plc (1995-2008), CEO of Food Industries plc (1988-1991) and CFO of Woodchester Investments (1984-1988).

Directorships of listed companies in the past five years: Non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director (2007-2009).

Other: Former Chairman of Dublin Airport Authority plc (2009-2011); resident of Ireland.

Last elected: August 2010

David Harrison BA, MBA, CMA
Age 64

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is a member of the Board, Chairman of the Remuneration Committee and a member of the Audit Committee.

Michael Hammes	Donald McGauchie	Brian Anderson	David Dilger	David Harrison

James Hardie Annual Report 2011	25

Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology during 22 years with Borg Warner/General Electric Co. His previous experience includes ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer (1994-1996 and 2000-2007) and Vice President and Chief Financial Officer roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Director National Oilwell Varco (since 2003); Director Navistar International Corporation (since 2007).

Other: Resident of the United States.

Last elected: August 2010

James Osborne BA Hons, LLB
Age 62

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Board and the Nominating and Governance Committee. Mr Osborne was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international businesses operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, including as managing partner (1982-1994) and opening the firm’s New York office in 1979. Mr Osborne contributed to the listing of Ryanair in London, New York and Dublin and has served on its Board since 1996.

Directorships of listed companies in the past five years: Current – Director, Ryanair Holdings plc (since 1996); Former – Chairman, Newcourt Group plc (2004-2009).

Other: Chairman, Eason & Son Ltd (since August 2010), Chairman, Centric Health (since March 2011); resident of Ireland.

Last elected: August 2009

Rudy van der Meer M.Ch.Eng
Age 66

Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Board and the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000-2005), CEO – Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Director LyondellBasell Industries NV (since August 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Chairman of the Board of Energie Beheer Nederland B.V. (since 2006); Chairman of the Supervisory Board of Univé-VGZ-IZA-Trias (UVIT) Health Insurance (since May 2011); resident of The Netherlands.

Last elected: August 2009

Our CEO, Louis Gries, is an Executive Director on the company’s Board. Mr Gries’ biographical details appear in the Group Management Team section.

None of the persons above has any familial relationship with each other or with the Group Management Team. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director.

James Osborne	Rudy van der Meer

26	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and Notes to consolidated financial statements in this annual report.

OVERVIEW

We intend this discussion to provide information that will assist in understanding our 31 March 2011 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting estimates and how these estimates affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our consolidated financial statements are prepared in accordance with US GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and to be more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include:

•	Operating income excluding asbestos and ASIC expenses

•	Effective tax rate excluding asbestos and tax adjustments

•	Net income excluding asbestos, ASIC expenses and tax adjustments

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2011 and 2010 in the “Definitions” section below at the end of our “Results of Operations” discussion. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Our pre-tax results for fiscal years 2011 and 2010 were affected by unfavourable asbestos adjustments of US$85.8 million and US$224.2 million, respectively; Asbestos Injuries Compensation Fund (which we refer to as AICF) SG&A expenses of US$2.2 million and US$2.1 million, respectively; and ASIC related (recoveries) expenses of US$(8.7) million and US$3.4 million, respectively. Information regarding our asbestos-related matters and ASIC matters can be found in this discussion and Notes 11 and 13 in our consolidated financial statements.

The Company and the Building Product Markets
Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. Our current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, we develop key product and production process technologies that we patent or hold as trade secrets. We believe that these technologies give us a competitive advantage.

Our fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.

Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2011, resulting in weaker residential construction activity, particularly in the United States and New Zealand.

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to a slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Fiscal Year 2011 Key Results
Total net sales increased 4% to US$1,167.0 million in fiscal year 2011. We recorded an operating income of US$104.7 million in fiscal year 2011 compared to an operating loss of US$21.0 million in fiscal year 2010. The operating income (loss) in fiscal years 2011 and 2010 was adversely affected by unfavourable asbestos adjustments of US$85.8 million and US$224.2 million, respectively. Operating profit excluding asbestos and ASIC expenses decreased 12% to US$184.0 million in fiscal year 2011 from US$208.7 million in fiscal year 2010.

Net income excluding asbestos, ASIC expenses and tax adjustments decreased 12% to US$116.7 million in fiscal year 2011 from US$133.0 million in fiscal year 2010. Including asbestos, ASIC expenses and tax adjustments, net income moved from a loss of US$84.9 million to a loss of US$347.0 million. In fiscal year 2011, tax adjustments include a charge of US$345.2 million related to the dismissal of RCI Pty Ltd’s (which we refer to as RCI) appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the year ended 31 March 2011. Also included in tax adjustments for fiscal year 2011 was a charge of US$32.6 million related to our corporate structure simplification announced on 17 May 2011.

Our largest market is North America. During fiscal year 2011, USA and Europe Fibre Cement net sales contributed approximately 70% of total net sales, and its operating income was the primary contributor to the total Company results. Net sales for our USA and Europe Fibre Cement business

James Hardie Annual Report 2011	27

decreased 2% due to lower sales volume, partially offset by a higher average net sales price.

Operating income for our USA and Europe Fibre Cement segment decreased 23% in fiscal year 2011 from fiscal year 2010 primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expense.

During fiscal year 2011, Asia Pacific net sales contributed approximately 30% of total net sales. Net sales increased 19% due to favourable currency exchange rates movements in the Asia Pacific business’ currencies compared to the US dollar and an increase in sales volume and average net sales price.

We do not believe that general inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2011, 2010 and 2009.

CRITICAL ACCOUNTING ESTIMATES
The accounting policies affecting our financial condition and results of operations are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Accounting for Contingencies
We account for loss contingencies arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our situation and make appropriate adjustments to the consolidated financial statements.

Accounting for the AFFA
Prior to 31 March 2007, our consolidated financial statements included an asbestos provision based on the Original Final Funding Agreement governing our anticipated future payments to the AICF as announced on 1 December 2005 (which we refer to as the Original FFA).

In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former subsidiaries of the James Hardie Group, including ABN 60, Amaca and Amaba are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the best estimate for recording the asbestos liability in the Company’s financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated, on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuarial has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

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

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition.

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

28	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Accrued Warranty Reserve
We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain of our fibre cement siding products in the United States. Because our fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax
We recognise deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realise. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2011. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.

James Hardie Annual Report 2011	29

RESULTS OF OPERATIONS

Year Ended 31 March 2011 Compared to Year Ended 31 March 2010
The following table shows our selected financial and operating data for continuing operations for fiscal years 2011 and 2010, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
					Favourable
					(Unfavourable)
	2011		2010		Change

Net sales:
USA and Europe Fibre Cement		$814.0		$828.1	(2)%
Asia Pacific Fibre Cement		353.0		296.5	19

Total net sales		1,167.0		1,124.6	4

Cost of goods sold		(775.1)		(708.5)	(9)

Gross profit		391.9		416.1	(6)

Selling, general and administrative expenses		(173.4)		(185.8)	7

Research and development expenses		(28.0)		(27.1)	(3)

Asbestos adjustments		(85.8)		(224.2)	62

Operating income (loss)		104.7		(21.0)	–

Net interest expense		(4.4)		(4.0)	(10)

Other (expense) income		(3.7)		6.3	–

Income (loss) before income taxes		96.6		(18.7)	–

Income tax expense		(443.6)		(66.2)	–

Net loss		$(347.0)		$(84.9)	–

Volume (mmsf):
USA and Europe Fibre Cement		1,248.0		1,303.7	(4)
Asia Pacific Fibre Cement		407.8		389.6	5

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$	652	US$	635	3
Asia Pacific Fibre Cement	A$	916	A$	894	2%

Total Net Sales. Total net sales increased 4% from US$1,124.6 million in fiscal year 2010 to US$1,167.0 million in fiscal year 2011. Net sales in fiscal year 2011 was favourably impacted by an increase in the average net sales price and an appreciation of the Asia Pacific currencies against the US dollar.

USA and Europe Fibre Cement Net Sales. Net sales decreased 2% from US$828.1 million in fiscal year 2010 to US$814.0 million in fiscal year 2011 due to lower sales volume, partially offset by a higher average net sales price.

Sales volume decreased 4% from 1,303.7 million square feet in fiscal year 2010 to 1,248.0 million square feet in fiscal year 2011, primarily due to weaker demand for our products in the US caused by the prolonged weakness in housing construction activity. The average net sales price increased 3% from US$635 per thousand square feet in fiscal year 2010 to US$652 per thousand square feet in fiscal year 2011 as a result of a price increase and a favourable shift in product mix.

USA and Europe Fibre Cement fiscal year 2011 operating income was 23% below prior year due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. USA and Europe Fibre Cement operating income was favourably impacted by the European business, which delivered a strong result as both sales volume and average net sales price increased in fiscal year 2011 compared to fiscal year 2010.

According to the US Census Bureau, single family housing starts, which are a key driver of our performance, were 446,400 in fiscal year 2011, 7.3% below fiscal year 2010.

For fiscal year 2011, the average Northern Bleached Softwood Kraft (NBSK) pulp price was US$978 per ton, up 30.4% compared to US$750 per ton for fiscal year 2010. Input costs are expected to remain high with NBSK pulp prices forecast to remain at or above US$1,000 per ton. In April 2011, the average NBSK pulp price rose to US$1,020 per ton from US$990 per ton in March 2011.

Similarly, freight costs in the US were higher for fiscal year 2011 compared to fiscal year 2010 with the majority of the increase impacting the fourth quarter result. Freight costs rose due to higher truck rates

30	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.

Notwithstanding improved affordability, increasing levels of household formation and falling inventories of new and existing houses for sale, a recovery in the sector continues to be inhibited by a combination of factors such as relatively low levels of consumer confidence, limited access to credit for prospective home buyers, falling housing values and the continued supply of foreclosed properties.

Asia Pacific Fibre Cement Net Sales. Net sales increased 19% from US$296.5 million in fiscal year 2010 to US$353.0 million in fiscal year 2011. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 12% of this increase. The underlying Australian dollar business results accounted for the remaining 7% increase, as both sales volume and average net sales price increased.

Asia Pacific Fibre Cement sales volume was up 5% in fiscal year 2011 compared to fiscal year 2010 as a strong sales effort across the region and particularly in Australia delivered improved results. When combined with the sustained growth in primary demand for fibre cement and market share gains, these factors helped to offset a moderation in market conditions in the second half of fiscal year 2011.

In Australia, increases in mortgage interest rates, along with wet weather along the eastern seaboard and the end of the government social housing construction initiative, had a dampening effect upon the Australian residential housing construction market in the fourth quarter. According to the Australian Bureau of Statistics (ABS), total dwellings approved increased 3% compared to fiscal year 2010, with detached houses down 10%.

In Australia, the Scyontm branded product range continued to build momentum over the course of fiscal year 2011. In New Zealand, the business faced continued challenges as business and consumer confidence fell during fiscal year 2011 and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products. In the Philippines, sales volume decreased slightly in fiscal year 2011 compared to fiscal year 2010. Improved sales of differentiated products and relatively strong underlying market conditions during fiscal year 2011 were partially offset by a mechanical failure during the second quarter.

Gross Profit. Gross profit decreased 6% from US$416.1 million in fiscal year 2010 to US$391.9 million in fiscal year 2011. The gross profit margin decreased 3.4 percentage points from 37.0% in fiscal year 2010 to 33.6% in fiscal year 2011.

USA and Europe Fibre Cement gross profit decreased 16% compared to fiscal year 2010, of which 9% was due to an increase in input costs (primarily pulp and freight), 6% due to lower sales volume and 6% due to unfavourable cost absorption and higher labour cost per unit manufactured driven primarily by lower production volume, partially offset by a 5% benefit from an increase in average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 5.6 percentage points.

Asia Pacific Fibre Cement gross profit increased 30% compared to fiscal year 2010, of which 13% resulted from favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, gross profit increased 17%, of which 9% was due to an increase in average net sales price, 5% due to higher sales volume, 4% due to improved manufacturing performance and 3% due to lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume, partially offset by a 3% detriment due to increased pulp costs and 1% detriment due to a mechanical failure in the Philippines facility that occurred during the second quarter of fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business increased by 2.8 percentage points.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 7%, from US$185.8 million in fiscal year 2010 to US$173.4 million in fiscal year 2011. The decrease was primarily due to recoveries from third parties of US$10.3 million related to the costs of bringing and defending appeals for certain of the ten former officers and directors involved in the ASIC proceedings, partially offset by higher SG&A expenses in the Asia Pacific Fibre Cement segment. As a percentage of sales, SG&A expenses declined 1.6 percentage points to 14.9%. Further information on general corporate costs is included below.

ASIC Proceedings
For the year ended 31 March 2011, we incurred legal costs related to the ASIC proceedings of US$1.6 million. Our cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2011 have totalled US$14.4 million.

During the second quarter of fiscal year 2011, we entered into agreements with third parties and subsequently received payment for US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. This resulted in a net benefit of US$8.7 million in fiscal year 2011, compared to an expense of US$3.4 million in fiscal year 2010. ASIC recoveries are included as a component of SG&A expense for the year ended 31 March 2011.

See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.

Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 8% higher for fiscal year 2011 at US$16.9 million compared to fiscal year 2010.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 3% lower for the fiscal year 2011 at US$11.1 million compared to fiscal year 2010.

Asbestos Adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (AFFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the Company’s security holders in February 2007.

The discounted central estimate of the asbestos liability has decreased from A$1.537 billion at 31 March 2010 to A$1.478 billion at 31 March 2011. The reduction in the discounted central estimate of A$59 million is primarily due to a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on our Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For fiscal year 2011, the Australian dollar appreciated against the US dollar by 13%, compared to a 33% appreciation in fiscal year 2010.

James Hardie Annual Report 2011	31

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010

Change in estimates	$21.5	$(3.3)

Effect of foreign exchange movements	(107.3)	(220.9)

Asbestos adjustments	$(85.8)	$(224.2)

Claims Data
The number of new claims filed in fiscal year 2011 of 494 is lower than new claims of 535 reported for fiscal year 2010, and below actuarial expectations for the fiscal year 2011.

The number of settled claims in fiscal year 2011 of 459 is lower than claims settled of 540 for the fiscal year 2010.

The average claim settlement of A$204,000 for fiscal year 2011 is A$13,000 higher than fiscal year 2010 but below the actuarial expectations for fiscal year 2011.

Asbestos claims paid of A$100.6 million for fiscal year 2011 were lower than the actuarial expectation of A$117.0 million. The lower-than-expected expenditure was due to lower settlement activity and lower-than-expected claim settlement sizes.

All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.

Operating Income (Loss). Operating income moved from a loss of US$21.0 million in fiscal year 2010 to income of US$104.7 million in fiscal year 2011. Fiscal year 2011 operating income includes net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to the ASIC proceedings of US$8.7 million. In fiscal year 2010, operating loss included net unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expense of US$2.1 million and ASIC expenses of US$3.4 million.

USA and Europe Fibre Cement operating income fell 23% from US$208.5 million in fiscal year 2010 to US$160.3 million in fiscal year 2011. The decrease was primarily due to an increase in input costs (primarily pulp and freight), lower sales volume, unfavourable cost absorption driven by lower production volume and higher labour cost per unit manufactured, and unfavourable manufacturing performance, partially offset by a higher average net sales price and a reduction in SG&A expenses. The USA and Europe Fibre Cement operating income margin was 5.5 percentage points lower at 19.7%.

Asia Pacific Fibre Cement operating income increased 35% from US$58.7 million in fiscal year 2010 to US$79.4 million in fiscal year 2011, of which 13% was attributed to appreciation of the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement operating income increased 22% primarily due to an increase in average net sales price, higher sales volume, lower fixed unit cost of manufacturing as fixed costs were spread over higher production volume and improved manufacturing performance, partially offset by higher input costs (primarily pulp) and a mechanical failure in the Philippines facility that temporarily halted production during the second quarter of fiscal year 2011. The Asia Pacific Fibre Cement operating income margin was 2.7 percentage points higher at 22.5%.

General Corporate Costs. General corporate costs decreased 37% from US$42.9 million in fiscal year 2010 to US$26.9 million in fiscal year 2011. General corporate costs in fiscal year 2011 have been materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses.

ASIC expenses moved from an expense of US$3.4 million in fiscal year 2010 to a benefit of US$8.7 million in fiscal year 2011.

General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2011 increased from US$30.4 million in fiscal year 2010 to US$33.8 million in fiscal year 2011 primarily due to a US$7.6 million non-recurring write-back of a legal provision recognised in fiscal year 2010.

Net Interest Expense. Net interest expense increased from US$4.0 million in fiscal year 2010 to US$4.4 million in fiscal year 2011. Net interest expense in fiscal year 2011 includes a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to our external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million. Net interest expense for fiscal year 2010 includes a realised loss on interest rate swaps of US$2.5 million and interest and borrowing costs relating to our external credit facilities of US$2.2 million, partially offset by AICF interest income of US$3.3 million.

Other (expense) income. Other expense moved from income of US$6.3 million in fiscal year 2010 to an expense of US$3.7 million in fiscal year 2011. This movement is primarily due to an unrealised loss resulting from a change in the fair value of interest rate swap contracts of US$3.8 million in fiscal year 2011, compared to an unrealised loss of US$0.4 million in fiscal year 2010. In addition, a realised gain of US$6.7 million was recognised in fiscal year 2010, which resulted from the sale of restricted short-term investments held by AICF that did not recur in fiscal year 2011.

Income tax. Income tax expense increased from US$66.2 million in fiscal year 2010 to US$443.6 million in fiscal year 2011, as further explained below. Our effective tax rate on earnings excluding asbestos and tax adjustments was 31.1% in fiscal year 2011, compared to 34.4% in fiscal year 2010. The change in effective tax rate excluding asbestos and tax adjustments compared to fiscal year 2010 is attributable to changes in the geographic mix of earnings and expenses, and reductions in non-tax deductible expenses.

We recorded unfavourable tax adjustments of US$380.7 million in fiscal year 2011 compared to favourable tax adjustments of US$2.9 million in fiscal year 2010. The tax adjustments in fiscal year 2011 reflect a US$32.6 million tax charge arising from our corporate structure simplification and a non-cash expense of US$345.2 million following the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, we have expensed payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid. See Note 14 to our consolidated financial statements for further information on the ATO Amended Assessment.

32	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

Net Loss. Net loss for fiscal year 2011 was US$347.0 million, compared to US$84.9 million for fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments decreased 12% from US$133.0 million in fiscal year 2010 to US$116.7 million in fiscal year 2011.

Year Ended 31 March 2010 Compared to Year Ended 31 March 2009
The following table shows our selected financial and operating data for continuing operations for fiscal years 2010 and 2009, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
					Favourable
					(Unfavourable)
	2010		2009		Change

Net sales:
USA and Europe Fibre Cement		$828.1		$929.3	(11)%
Asia Pacific Fibre Cement		296.5		273.3	9

Total net sales		1,124.6		1,202.6	(6)

Cost of goods sold		(708.5)		(813.8)	13

Gross profit		416.1		388.8	7

Selling, general and administrative expenses		(185.8)		(208.8)	11

Research and development expenses		(27.1)		(23.8)	(14)

Asbestos adjustments		(224.2)		17.4	–

Operating (loss) income		(21.0)		173.6	–

Net interest expense		(4.0)		(3.0)	(33)

Other income (expense)		6.3		(14.8)	–

(Loss) income before income taxes		(18.7)		155.8	–

Income tax expense		(66.2)		(19.5)	–

Net (loss) income		$(84.9)		$136.3	–

Volume (mmsf):
USA and Europe Fibre Cement		1,303.7		1,526.6	(15)
Asia Pacific Fibre Cement		389.6		390.6	–

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$	635	US$	609	4
Asia Pacific Fibre Cement	A$	894	A$	879	2%

Total Net Sales. Total net sales decreased 6% from US$1,202.6 million in fiscal year 2009 to US$1,124.6 million in fiscal year 2010 reflecting the ongoing decline in US housing activity.

USA and Europe Fibre Cement Net Sales. Net sales decreased 11% from US$929.3 million in fiscal year 2009 to US$828.1 million in fiscal year 2010 due to lower sales volume, partially offset by a higher average net sales price.

Sales volume decreased 15% from 1,526.6 million square feet in fiscal year 2009 to 1,303.7 million square feet in fiscal year 2010, primarily due to weaker demand for our products in the United States as a result of the downturn in activity in the US housing construction and renovations market amid overall weak economic conditions. Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand.

The average net sales price increased 4% from US$609 per msf in fiscal year 2009 to US$635 per msf in fiscal year 2010 as a result of a price increase early in fiscal year 2010 and a favourable shift in product mix.

According to the US Census Bureau, annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts.

For the full year ended 31 March 2010, the NBSK pulp price was US$761 per ton, 7% down compared to US$814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010 as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.

Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to US$939 per ton.

Similarly, freight costs were lower for fiscal year 2010, compared to fiscal year 2009. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the third quarter of fiscal year 2010 and the fourth

James Hardie Annual Report 2011	33

quarter of fiscal year 2009, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.

Over the full year, the ColorPlus® product range continued to increase its penetration rate.

The Company’s strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.

Asia Pacific Fibre Cement Net Sales. Net sales from Asia Pacific Fibre Cement increased 9% from US$273.3 million in fiscal year 2009 to US$296.5 million in fiscal year 2010. The higher value of the Asia Pacific business’ currencies against the US dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.

ABS reported a 16% increase in housing approvals in fiscal year 2010 compared to the fiscal year 2009.

Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to fiscal year 2009.

In Australia, the Scyontm branded product range continued to build momentum over the course of the fiscal year. In New Zealand, sales of differentiated products also grew in fiscal year 2010. Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year.

Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to fiscal year 2009. The vast majority of this saving relates to pulp which is traded in US dollars.

Gross Profit. Gross profit increased 7% from US$388.8 million in fiscal year 2009 to US$416.1 million in fiscal year 2010. The gross profit margin increased 4.7 percentage points from 32.3% in fiscal year 2009 to 37.0% in fiscal year 2010.

USA and Europe Fibre Cement gross profit increased 5% in fiscal year 2010 compared to fiscal year 2009. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction of input costs, primarily pulp, energy and freight and lower warranty expenses. The benefits were partially offset by a 19% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over a lower production volume. The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points.

Asia Pacific Fibre Cement gross profit increased 16% in fiscal year 2010 compared to fiscal year 2009. The higher value of Asia Pacific business’ currencies against the US dollar accounted for 8% of the increase. In Australian dollars, Asia Pacific Fibre Cement gross profit benefited 6% as a result of a favourable price movement, including product mix shift. In addition, gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. These benefits were offset by higher warranty expenses. The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.9 percentage points.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased 11% from US$208.8 million in fiscal year 2009 to US$185.8 million in fiscal year 2010. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5% in fiscal year 2010. For fiscal year 2010, SG&A expenses included non-claims handling related operating expenses of the AICF of US$2.1 million.

ASIC Proceedings
For the year ended 31 March 2010, we incurred legal costs related to the ASIC proceedings and appeals, noted as ASIC expenses, of US$3.4 million. These costs were substantially lower compared to fiscal year 2009, when we incurred ASIC expenses of US$14.0 million. ASIC expenses are included in SG&A expenses.

Our net costs in relation to the ASIC proceedings from their commencement in February 2007 and the appeals to 31 March 2010 total US$23.1 million.

See Note 13 to our consolidated financial statements for more information.

Chile Litigation
On 31 December 2009, we entered into a settlement agreement with El Volcan resolving all outstanding issues between us relating to the sale of FC Volcan to El Volcan in July 2005. Under the settlement agreement, we will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel.

El Volcan will now be responsible for its own defense of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify us against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts we owed under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the year ended 31 March 2010.

We denied and continue to deny the allegations of predatory pricing in Chile.

Research and Development Expenses. Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 9% higher for fiscal year 2010 at US$15.7 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% higher for fiscal year 2010 at US$11.4 million compared to fiscal year 2009.

Asbestos Adjustments. The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government in November 2006 and approved by our security holders in February 2007.

The discounted central estimate of the asbestos liability has decreased from A$1.782 billion at 31 March 2009 to A$1.537 billion at 31 March 2010. The reduction in the discounted central estimate of A$245 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the

34	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in our consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on our consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

For fiscal year 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in fiscal year 2009. We receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2010	2009

Change in estimates	$(3.3)	$(162.3)

Effect of foreign exchange movements	(220.9)	179.7

Asbestos adjustments	$(224.2)	$17.4

Claims Data
The number of new claims filed in fiscal year 2010 of 535 is lower than new claims of 607 reported for fiscal year 2009 and also slightly below actuarial expectations for fiscal year 2010.

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

As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million). We will make a contribution of approximately US$63.7 million to the AICF on 1 July 2010. This amount represents 35% of the Company’s free cash flow for fiscal year 2010, as defined by the AFFA.

All figures provided in this claims data section are gross of insurance and other recoveries. See Note 11 to our consolidated financial statements for further information on asbestos adjustments.

Operating Income (Loss). Operating income moved from US$173.6 million in fiscal year 2009 to a loss of US$21.0 million for fiscal year 2010. The loss for fiscal year 2010 includes net unfavourable asbestos adjustments of US$224.2 million (due primarily to the appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

In fiscal year 2009, operating income included net favourable asbestos adjustments of US$17.4 million (attributable to depreciation of the Australian dollar against the US dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.

Excluding asbestos and ASIC expenses, operating income increased from US$170.9 million in fiscal year 2009 to US$208.7 million in fiscal year 2010.

USA and Europe Fibre Cement operating income increased by 5% from US$199.3 million in fiscal year 2009 to US$208.5 million in fiscal year 2010. The improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fibre Cement operating income margin was 3.8 percentage points higher at 25.2%.

Asia Pacific Fibre Cement operating income increased 25% from US$47.1 million in fiscal year 2009 to US$58.7 million in fiscal year 2010. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement operating profit for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The operating profit margin was 2.6 percentage points higher at 19.8%.

General Corporate Costs. General corporate costs decreased US$27.7 million from US$70.6 million in fiscal year 2009 to US$42.9 million in fiscal year 2010. We incurred costs associated with our Re-domicile of US$9.1 million in fiscal year 2010, compared to US$10.3 million in fiscal year 2009. ASIC expenses decreased from US$14.0 million in fiscal year 2009 to US$3.4 million in fiscal year 2010.

General corporate costs excluding ASIC expenses and domicile change related costs for fiscal year 2010 decreased from US$46.3 million in fiscal year 2009 to US$30.4 million in fiscal year 2010. The reduction was due to a US$7.6 million reversal of a legal provision and reductions in other general corporate costs.

Net Interest Expense. Net interest expense increased from US$3.0 million in fiscal year 2009 to US$4.0 million in fiscal year 2010. Net interest expense for fiscal year 2010 included AICF interest income of US$3.3 million and a realised loss of US$2.5 million on interest rate swap contracts. Net interest expense for the fiscal year 2009 included AICF interest income of US$6.4 million and nil related to interest rate swap contracts.

Other Income (Expense). Other income moved from an expense of US$14.8 million in fiscal year 2009 to income of US$6.3 million in fiscal year 2010. The turnaround resulted from an other-than-temporary impairment charge of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a US$6.7 million (A$7.9 million) realised gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealised loss of US$0.4 million resulting from movements in the fair value of interest rate swap contracts.

Income Tax. Income tax expense increased from US$19.5 million in fiscal year 2009 to US$66.2 million in fiscal year 2010. Our effective tax rate on earnings excluding asbestos and tax adjustments was 34.4% in fiscal year 2010, compared to 41.4% for fiscal year 2009. The change in effective tax rate excluding asbestos and tax adjustments is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.

James Hardie Annual Report 2011	35

We recorded favourable tax adjustments of US$2.9 million in fiscal year 2010 compared to unfavourable tax adjustments of US$7.2 million in fiscal year 2009. The tax adjustments in fiscal years 2010 and 2009 relate to uncertain tax positions.

Net Income (Loss). Net loss moved from income of US$136.3 million in fiscal year 2009 to a loss of US$84.9 million in fiscal year 2010. Net income excluding asbestos, ASIC expenses and tax adjustments increased from US$100.5 million in fiscal year 2009 to US$133.0 million in fiscal year 2010.

Fiscal year 2010 includes a legal provision reversal of US$7.6 million. See Note 13 to our consolidated financial statements for further information on the legal provision reversal.

DEFINITIONS

Financial Measures – Australian equivalent terminology
Operating income and Operating income margin – is equivalent to EBIT and EBIT margin

Income before income taxes – is equivalent to operating profit

Net income – is equivalent to net operating profit

Non-GAAP Financial Information Derived from GAAP Measures

The following tables set forth the reconciliation of our non-GAAP financial measures included in our discussion above to the most directly comparable GAAP financial measure. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Operating income excluding asbestos and ASIC expenses – operating income excluding asbestos and ASIC expenses is not measures of financial performance under US GAAP and should not be considered to be more meaningful than operating income. We have included these financial measures to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. We use these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

USA and Europe Fibre Cement	$160.3	$208.5	$199.3
Asia Pacific Fibre Cement	79.4	58.7	47.1

Research and Development	(20.1)	(19.0)	(18.9)

General Corporate:
General corporate costs	(26.9)	(42.9)	(70.6)
Asbestos adjustments	(85.8)	(224.2)	17.4
AICF SG&A expenses	(2.2)	(2.1)	(0.7)

Total operating income (loss)	$104.7	$(21.0)	$173.6

Excluding:

Asbestos:
Asbestos adjustments	85.8	224.2	(17.4)
AICF SG&A expenses	2.2	2.1	0.7

ASIC related (recoveries) expenses	(8.7)	3.4	14.0

Operating income excluding asbestos and ASIC expenses	$184.0	$208.7	$170.9

36	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Income (loss) before income taxes	$96.6	$(18.7)	$155.8

Excluding:

Asbestos:
Asbestos adjustments	85.8	224.2	(17.4)
AICF SG&A expenses	2.2	2.1	0.7
AICF interest income	(4.3)	(3.3)	(6.4)
(Gain) impairment on AICF investments	–	(6.7)	14.8

Income before income taxes excluding asbestos and ASIC expenses	$180.3	$197.6	$147.5

Income tax expense	$(443.6)	$(66.2)	$(19.5)

Excluding:

Tax expense (benefit) related to asbestos adjustments	6.9	1.1	(48.7)

Tax adjustments[1]	380.7	(2.9)	7.2

Income tax expense excluding tax effect of asbestos adjustments and tax adjustments	$(56.0)	$(68.0)	$(61.0)

Effective tax rate	(459.2)%	354.0%	12.5%

Effective tax rate excluding asbestos and tax adjustments	31.1%	34.4%	41.4%

Net income excluding asbestos, ASIC expenses and tax adjustments – Net income excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. We have included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. We use this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Net (loss) income	$(347.0)	$(84.9)	$136.3

Excluding:
Asbestos adjustments	85.8	224.2	(17.4)
AICF SG&A expenses	2.2	2.1	0.7
AICF interest income	(4.3)	(3.3)	(6.4)
(Gain) impairment on AICF investments	–	(6.7)	14.8
Tax expense (benefit) related to asbestos	6.9	1.1	(48.7)
ASIC related (recoveries) expenses	(7.6)	3.4	14.0
Tax adjustments[1]	380.7	(2.9)	7.2

Net income excluding asbestos, ASIC expenses and tax adjustments	$116.7	$133.0	$100.5

[1]	Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

Impact of Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact on our consolidated financial position, results of

James Hardie Annual Report 2011	37

operations or cash flows. We do not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to our reported consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The adoption of this ASU did not result in a material impact on our reported consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources
Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We anticipate that we will have sufficient funds to meet our planned working capital and other cash requirements for the next 12 months based on our existing cash balances and anticipated operating cash flows arising during the year. We anticipate that any additional cash requirements will be met from unutilised committed credit facilities and anticipated future net operating cash flow.

At 31 March 2011 we had net debt of US$40.4 million, a decrease of US$94.4 million from net debt of US$134.8 million at 31 March 2010.

Excluding restricted cash, we had cash and cash equivalents of US$18.6 million as of 31 March 2011. At that date, we also had credit facilities totaling US$320.0 million, of which US$59.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)	At 31 March 2011

Description	Effective Interest Rate	Total Facility	Principal Drawn

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	–	$50.0	$–

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	–	50.0	–

Total		$320.0	$59.0

The weighted average interest rate on the Company’s total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.

On 16 June 2010, US$161.7 million of our term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. We did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.

We replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totalling US$100.0 million. These facilities became available to us in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.

We draw on and repay amounts available under our term facilities throughout the financial year. During fiscal year 2011, we drew down US$460.0 million and repaid US$555.0 million of our term facilities. The weighted average remaining term of the total credit facilities of US$320.0 million at 31 March 2011 was 1.9 years.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.

On 30 May 2007, the ATO issued a Notice of Decision disallowing our objection to the amended assessment (which we refer to as the Objection Decision). On 11 July 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 financial year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our consolidated balance sheet.

As a result of the Federal Court’s decision, we re-assessed our tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was

38	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

no longer met. Accordingly, effective 1 September 2010, we removed the deposit with the ATO from our consolidated balance sheet and recognised an expense of US$345.2 million (A$388.0 million) on our consolidated statement of operations for the fiscal year ended 31 March 2011, which did not result in a cash outflow for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, we expense payments of GIC to the ATO until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.

ASIC Proceedings

On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers.

The Company was ordered to pay a portion of the costs incurred by ASIC for each of the first instance proceedings and appeal. The amount of such costs we are required to pay is contingent on a number of factors, which include, without limitation, whether such costs are deemed to be valid and reasonable legal costs relating to each of the first instance and appeal proceedings and whether such costs are properly allocated and directly attributable to each of the first instance proceedings and appeal proceedings.

In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for such costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

See Note 13 to our consolidated financial statements for further information on the ASIC Proceedings.

If we are unable to extend our credit facilities, or are unable to renew our credit facilities on terms that are substantially similar to the ones we presently have, we may experience liquidity issues and may have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs, or take other measures to conserve cash in order to meet our future cash flow requirements.

As of 31 March 2011, our management believes that we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company; (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited; and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and us under the AFFA.

Cash Flow – Year Ended 31 March 2011 compared to Year ended 31 March 2010
Net operating cash flow declined US$35.9 million from US$183.1 million in fiscal year 2010 to US$147.2 million in fiscal year 2011. Net operating cash flow in fiscal year 2011 included a contribution of US$63.7 million to AICF on 1 July 2010, compared with nil in fiscal year 2010.

Excluding the contribution to AICF, net operating cash flow was US$210.9 million for the full year, up by 15% on US$183.1 million in the prior year. The increase in net operating cash flow was primarily due to reductions in trade receivables during the year ended 31 March 2011, partially offset by a decline in earnings from operations relative to the prior year and a payment of US$18.6 million for taxes on re-domicile from The Netherlands to Ireland.

Historically, we have generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when we do not incur any unusual or discrete large cash outflows, we expect that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, we expect to rely more significantly on available credit facilities and other sources of working capital.

Net cash used in investing activities decreased from US$50.5 million in fiscal year 2010 to US$49.6 million in fiscal year 2011 as capital expenditures decreased slightly from the prior year.

Net cash used in financing activities decreased from US$159.0 million to US$89.7 million primarily due to the repayment of our 364-day facilities of US$93.3 million in fiscal year 2010, partially offset by a reduction in our outstanding term facilities of US$95.0 million during fiscal year 2011 compared to reduction of US$76.7 million during fiscal year 2010.

Capital Requirements and Resources
Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2011, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend approximately US$80 million to US$105 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions and equipment to enhance environmental compliance.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital

James Hardie Annual Report 2011	39

expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$18.6 million at 31 March 2011 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

Subject to the terms and conditions of the AFFA, we are required to fund the AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments) and A$72.8 million (US$63.7 million) were made in fiscal years 2009 and 2011, respectively. Under the terms of the AFFA, we were not required to make a contribution to the AICF in fiscal years 2008 and 2010. We expect to make a contribution to the AICF in fiscal year 2012 of approximately US$51.5 million. Our obligation to make future contributions to the AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

No dividends were paid to shareholders in fiscal years 2011 and 2010. On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% to 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which is likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board’s review and declaration. We expect to resume paying dividends starting with an interim dividend to be paid following the November 2011 announcement of our second quarter results. There is expected to be a further dividend following the May 2012 announcement of our fiscal year 2012 year end results. In accordance with this policy, we also announced that we will be seeking to acquire up to 5% of our issued capital via an on-market share buyback during the next twelve months. The effect of this policy, in addition to our ongoing obligation to make contributions to the AICF, is that we expect to be distributing a significant portion of our operating surplus each year in the form of ordinary dividends and share buy-backs. In circumstances where we determine that share buy-backs are not attractive, special dividends may be considered as an alternative.

To facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently (including for the purpose of making periodic contributions to the AICF), we have commenced an internal reorganisation involving simplification of our corporate structure including some of the arrangements which were previously part of our Netherlands domicile. As part of this restructure, we incurred a tax charge of approximately US$32.6 million in fiscal year 2011, which will be paid in fiscal year 2012. This charge will not impact our contribution to the AICF in fiscal year 2012, although it is likely to reduce the contribution to the AICF in fiscal year 2013 by up to US$11.4 million in accordance with the terms of the AFFA.

We expect to rely primarily on increased market penetration of our products and increased profitability from a more favourable product mix to generate cash to fund our long-term growth. Historically, our products have been well-accepted by the market and our product mix has changed towards higher-priced, differentiated products that generate higher margins than that of less differentiated products.

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

We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing values. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2011, the average NBSK pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. Based on information we receive from RISI, a leading provider of information for the global pulp and paper industry, and other sources, pulp prices are predicted to remain at or above US$1,000 per ton. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US increased in fiscal year 2011 and are expected to rise over the short to medium term reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.

The collective impact of the foregoing factors, and other factors, including those identified in “Forward-Looking Statements” may materially adversely affect our ability to generate sufficient cash flows from operations to meet our short and longer-term capital requirements. We believe that we will be able to fund any cash shortfalls for at least the next 12 months with cash that we anticipate will be available under our credit facilities and that we will be able to maintain sufficient cash available under those facilities. Additionally, we may decide that it is necessary to suspend planned dividend payments and/or share buy-backs, scale back or postpone our expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

40	James Hardie Annual Report 2011

MANAGEMENT’S
DISCUSSION AND ANALYSIS

(CONTINUED)

Capital Expenditures
Our total capital expenditures for fiscal years 2011, 2010 and 2009 were US$50.3 million, US$50.5 million and US$26.1 million, respectively.

Significant capital expenditures in fiscal years 2011 and 2010 included expenditures related to a new finishing capability on an existing product line. Significant capital expenditures in fiscal year 2011 also included the addition of 12 foot XLD Trim capability at our Peru, Illinois plant, the commencement of an upgrade to the US business’ supply chain management IT systems and the commencement of a new ColorPlus line at our Cleburne, Texas plant.

Contractual Obligations
The following table summarises our contractual obligations at 31 March 2011:

	Payments Due
	During Fiscal Year Ending 31 March

(Millions of US dollars)	Total	2012		2013 to 2014		2015 to 2016		Beyond 5 Years

Asbestos Liability[1]	$1,698.1	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	59.0		–		59.0		–		–
Estimated interest payments on Long-Term Debt[2]	14.5		4.8		7.3		1.8		0.6
Operating Leases	103.8		18.0		32.1		29.1		24.6
Purchase Obligations[3]	0.6		0.6		–		–		–

Total	$1,876.0		$23.4		$98.4		$30.9		$25.2

[1]	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

[2]	Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2011 balance and interest rates remaining consistent with the rates at 31 March 2011. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2017 as such amounts are not reasonably estimable.

[3]	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

The table above excludes the unpaid portion of the ATO amended assessment of US$190.4 million as we are unable to reasonably estimate the timing of settlement. See Note 14 to our consolidated financial statements.

See Notes 9 and 13 to our consolidated financial statements for further information regarding long-term debt and operating leases, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March 2011 and 2010, we did not have any material off-balance sheet arrangements.

RESEARCH AND DEVELOPMENT

For fiscal years 2011, 2010 and 2009, our expenses for research and development were US$28.0 million, US$27.1 million and US$23.8 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

OUTLOOK

Housing starts in the US continue to be weak as factors such as relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continue to constrain demand in the housing market, affected in particular by the lack of stability in house values that have continued to fall.

Input costs are also expected to remain high with NBSK pulp index prices forecast to remain at or above US$1,000 per ton. Freight costs in the US are expected to rise reflecting supply constraints for trucks, as the broader economy improves, and the higher cost of fuel.

Activity in the US residential housing sector is expected to remain relatively flat in both the construction and the repair and remodel segments for our 2012 financial year.

In the Asia Pacific region, increases in mortgage interest rates in Australia have continued to dampen activity in the sector, although the market is expected to remain relatively robust. In the Philippines, domestic demand continues to provide a strong operating environment. In New Zealand, housing activity is likely to remain subdued as housing construction reaches historic lows in response to weak consumer and business confidence.

Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in “Forward Looking Statements,” may have a material impact on our consolidated financial statements.

James Hardie Annual Report 2011	41

REMUNERATION REPORT

This remuneration report explains James Hardie’s approach to remuneration, and has been adopted by the Board on the recommendation of the Remuneration Committee.

Irish law does not require the company to produce a remuneration report or to submit it to shareholders. Similarly, the company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Australian Corporations Act to submit a remuneration report to shareholders for a non-binding vote.

However, taking into consideration the company’s large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information similar to that provided by Australian listed companies in their remuneration reports on the company’s remuneration practices in fiscal year 2011 and also voluntarily includes an outline of the company’s proposed remuneration framework for fiscal year 2012.

During fiscal year 2011 the Remuneration Committee retained Towers Watson (in the United States) and Guerdon Associates (in Australia) as its independent advisers, and the company retained Hewitt Associates as its external remuneration advisor.

1. APPROACH TO CEO AND SENIOR EXECUTIVE REMUNERATION

1.1 Objectives
James Hardie’s remuneration philosophy is to provide competitive remuneration, compared with US companies, that emphasises operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives.

The company’s executive remuneration framework is based on a pay-for-performance policy that differentiates remuneration amounts based on an evaluation of performance by the business and the individual.

1.2 Policy
Compensation is managed to align remuneration received with performance achieved relative to peers.

Remuneration packages for senior executives comprise fixed pay and benefits (which we refer to as “Fixed Remuneration”) and variable performance pay (which we refer to as “Variable Remuneration”), based on both short-term incentives (which we refer to as “STI”) and long-term incentives (which we refer to as “LTI”).

The company’s policy is for fixed pay and benefits for senior executives to be positioned at the market median and total target direct remuneration (comprising salary and target STI and LTI) to be positioned at the market 75th percentile if stretch target performance goals are met.

Performance hurdles for target STI and LTI payments are set in the expectation that the company will deliver profitability and growth results in the top quartile of its listed US building products peer group companies. If these performance hurdles are not met, the amount payable under the STI and LTI components will be less.

1.3 Setting Remuneration Packages
Individual remuneration packages for the CEO and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the company’s objectives and are competitive with developments in the market. The Remuneration Committee commissions a review from its independent US compensation advisor of the remuneration positioning for the CEO and senior executives relative to their US peers.

The Board makes the final decisions concerning the remuneration (base salary, employment contract terms, ‘Scorecard’ rating, and STI and LTI target, maximum and actual grants) of the CEO and CFO. The CEO makes recommendations to the Board and Remuneration Committee regarding the remuneration of senior executives other than himself. The Remuneration Committee then makes the final decisions concerning the remuneration of the remaining senior executives, for review by the Board.

Remuneration decisions are based on the company’s remuneration framework, which is reviewed by the Remuneration Committee and approved by the Board each fiscal year. Senior executive remuneration takes into account the individual’s competencies, skills and performance, the specific roles and responsibilities of the relevant position, advice received by the Remuneration Committee from external independent compensation advisers, and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration for the CEO, CFO and the company’s senior executives. As the company’s main business and most of its senior executives are in the US, the peer group used by the company comprises US listed companies exposed to the US housing market. The same peer group is used to determine relative performance for that year’s LTI equity grants.

1.4 Senior Executives
The company’s senior executives in fiscal year 2011 were:

•	Louis Gries, Chief Executive Officer[1]

•	Russell Chenu, Chief Financial Officer[2]

•	Robert Cox, Chief Legal Officer[3]

•	Mark Fisher, Executive General Manager – International

•	Nigel Rigby, Executive General Manager – USA

 1 From 1 April 2010 to 17 June 2010 Louis Gries was also Chairman of the Managing Board. The Managing Board was dissolved on 17 June 2010 following completion of JHI SE’s re-domicile to Ireland.
 2 From 1 April 2010 to 17 June 2010 Russell Chenu was also a member of the Managing Board.
 3 From 1 April 2010 to 17 June 2010 Robert Cox was also a member of the Managing Board. From 1 April 2010 until 13 June 2011 Robert Cox was General Counsel of JHISE.

42	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

2. FISCAL 2011 COMPANY PERFORMANCE AND LINK WITH REMUNERATION POLICY

2.1 Actual Performance
James Hardie’s five year EBIT in US$ terms (excluding asbestos) and five-year A$ Total Return (including dividends and capital returns) mapped against changes in US housing starts are shown in the graphs below:

2.2 Market Conditions and Company Performance
A significant proportion of the remuneration for senior executives is Variable Remuneration, which is at risk. The company’s remuneration arrangements aim to ensure a link between the performance of the company and bonuses paid and equity awarded.

Operating conditions in the US residential housing market continued to be challenging in fiscal year 2011. A combination of relatively high levels of unemployment, low levels of consumer confidence, restricted access to credit and the supply of foreclosed homes continued to dampen demand. US single family housing starts (as reported by the US Census Bureau) for the year ended 31 March 2011 were 446,400 units, down 7.3% from 481,000 units in the prior financial year and down 74% from the financial year ended 31 March 2006 peak of 1.73 million units. Repair and remodel activity also continued to decline during fiscal year 2011.

JHX Total Return Index vs US Housing starts

In the face of the significant decline in the US housing market since March 2006, the company’s USA and Europe Fibre Cement business continued to perform strongly in fiscal year 2011, with revenue down 2% and sales volume down 4% from fiscal year 2010. As new housing starts have continued to decline, the company has benefited from the strategic decision to commit additional resources to increase its share of the repair and remodel market in recent years.

The Asia Pacific region (comprising Australia, New Zealand and The Philippines business units) experienced mixed market conditions, with Australian dwelling approvals increasing 3%, New Zealand dwelling approvals declining 5% and The Philippines experiencing strong domestic demand. Despite these operating conditions, Asia Pacific recorded strong results with revenue up 7% (in Australian dollars).

These solid results compared to the market, particularly considering the difficult market conditions, were achieved mainly through:

•	the company’s primary demand growth strategies in each of our businesses, to achieve further market penetration at the expense of alternative materials, driving stronger volume; and

•	its continued success in introducing higher margin, differentiated products, driving stronger revenue.

James Hardie Annual Report 2011	43

The company’s EBIT in fiscal year 2011 was also heavily impacted by raw material costs, in particular higher pulp prices and freight costs, which increased substantially in fiscal year 2011.

2.3 Performance Against Scorecard Objective
The Board and Remuneration Committee reviewed the company’s and management’s performance under the Scorecard, which reflects a number of medium term strategic objectives for the company, and the following results were achieved:

Objective	Starting Point
US Primary	PDG for the last three fiscal years is as follows:
Demand Growth	FY 11 −3.8%
(PDG)	FY 10 6.1%
FY 09 3.0%

US Product Mix Shift	This has focused primarily on ColorPlus penetration.
FY11 results are commercial in confidence but exceeded the results in FY10 and FY09.

US Zero To Landfill (ZTL)	In the past three years the company has continued to make significant progress in reducing the amount of waste materials sent to landfill.

Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows:
IR SR
FY 11 1.7 19
FY 10 1.7 37
FY 09 4.7 54

Strategic Positioning	The Company continues to be highly dependent on the US fibre cement business.

Legacy Issues	The re-domicile project was completed in mid-2010. The ASIC proceedings and tax issues are at appeals stage and the loan facility for the AICF was concluded. The company’s contribution to the AICF in July 2011 is US$51.5 million.

Managing During the Economic Crisis	At the end of FY11, total credit facilities were US$320 million and net debt was US$40 million. In May 2011, the company announced a capital management policy to pay dividends of between 20% and 30% of NPAT and a 5% on-market buy-back.

Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.

2.4 Performance Linkage with Remuneration Policy
The Executive Incentive Plan for fiscal year 2011 was based on a ‘Payout Matrix’ which required management to achieve both sales above market (which we refer to as “Growth Measure”) and strong earnings (which we refer to as “Return Measure”). Although the Payout Matrix excluded legacy costs and included an inherent indexing of the Growth Measure for new housing starts, it did not include allowances for:

•	substantial increases (or decreases) in the US repair and remodel market; and

•	substantial increases (or decreases) in input costs.

A combination of a substantial decrease in the repair and remodel market, substantial increases in input costs, together with other factors, resulted in the US Fibre Cement business earning a nil payment under its Payout Matrix for fiscal year 2011.

The Board and Remuneration Committee reviewed the reasons for this result and concluded that the Payout Matrix, which was indexed to new housing starts, did not account for substantial variations beyond management control such as changes to input costs (for example increases in the cost of pulp and freight) or changes in the repair and remodel market. Taking these factors into account, the Board and Remuneration Committee concluded that management had performed well in fiscal year 2011, despite a very challenging industry dynamic, particularly compared to its peer group companies. Therefore, the Board and Remuneration Committee exercised discretion to recognize management’s response to these factors, and determined that such performance merited an adjustment to the calculation that otherwise would have applied with a strict application of the Payout Matrix.

Following a review of the operation of the Executive Incentive Program, the Board and Remuneration Committee determined that:

•	the US business receive a payment of 16.7% of its maximum STI under the Executive Incentive Plan, with a follow-on impact on the result for the corporate component of the plan;

•	no adjustment be made to the Asia Pacific result; and

•	the 2012 Payout Matrix should be indexed for changes in the US repair and remodel market and pulp costs.

The Board and Remuneration Committee consider this was an appropriate response because:

•	the Board carried out a similar review of bonus payments in fiscal year 2010 when the external factors would have had the result of increasing bonus payments (although no adjustment was determined in that year);

44	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

•	by indexing the most significant swing factors to the Payout Matrix results, management will not be penalized (or benefit) from significant events outside of its control;

•	a significant proportion of the potential payment for US participants in the Executive Incentive Plan has been forfeited;

•	a significant proportion of the potential payment under the separate LTI transferred to STI because of long-term uncertainty was also forfeited;

•	the company’s performance compared to its US peer group based on a range of ratios confirmed that management has performed well in fiscal year 2011; and

•	the Board had foreshadowed in the 2010 Remuneration Report that it reserved the ability to adjust the payout under the Executive Incentive Plan in limited circumstances.

The percentage of each senior executive’s STI granted and forfeited in respect of fiscal year 2011 is set out below. Although the Board considers that management performed well during fiscal year 2011, all senior executives received substantially lower STI in fiscal year 2011 compared to fiscal year 2010.

The Board believes that the remuneration paid to senior executives in fiscal year 2011 appropriately reflects management’s level of performance during the year. The Board and Remuneration Committee continue to believe that the structure of the remuneration framework, including the changes discussed above are appropriate to focus management on dealing with the continuing difficult US housing industry conditions and provide appropriate alignment between senior executives and shareholders.

2.5 Variable Remuneration Paid in Fiscal Year 2011
Details of the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives for performance in fiscal year 2011 compared to fiscal year 2010 are set out below.

	Cash STI[1]		Hybrid RSUs[2]
	Awarded	Forfeited	Awarded	Forfeited
	%	%	%	%
Louis Gries
Fiscal Year 2011	31	69	8	92
Fiscal Year 2010	100	0	100	0

Russell Chenu
Fiscal Year 2011	100	0	8	92
Fiscal Year 2010	100	0	100	0

Robert Cox[3]
Fiscal Year 2011	—	—	—	—
Fiscal Year 2010	92	8	100	0

Mark Fisher
Fiscal Year 2011	34	66	8	92
Fiscal Year 2010	100	0	100	0

Nigel Rigby
Fiscal Year 2011	28	72	8	92
Fiscal Year 2010	100	0	100	0

[1]	Awarded = % of fiscal year 2011 Cash STI maximum actually paid. Forfeited = % of fiscal year 2011 STI maximum foregone. These amounts were paid in cash under the Executive Incentive Program and IP Plan or as an additional one-off discretionary bonus. These amounts do not include the Hybrid RSUs granted following the transfer of LTI to STI. The cash payments for fiscal year 2011 were paid to senior executives in June 2011

[2]	Awarded = % of fiscal year 2011 Hybrid RSUs (transfer from LTI to STI) maximum which actually granted. Forfeited = % of fiscal year 2011 Hybrid RSUs (transfer from LTI to STI) which was foregone. The value earned for performance in fiscal year 2011 was granted in the form of Hybrid RSUs in June 2011. Hybrid RSUs will vest in June 2013 and convert to shares, subject to each senior executive’s performance rating against the Scorecard.

[3]	Was not eligible for a bonus under the Executive Incentive Plan in fiscal year 2011 and not granted any Hybrid RSUs in respect of fiscal year 2011. The bonus payments set out in the table in section 5.1 represent accruals only.

The tables do not include Relative TSR RSUs and Scorecard LTI granted for performance in fiscal year 2011 because they are granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2011 in limited circumstances, all of which involve the employee ceasing employment.

James Hardie Annual Report 2011	45

3. DESCRIPTION OF REMUNERATION ARRANGEMENTS IN FISCAL YEAR 2011

3.1 Overview of Variable Remuneration in Fiscal Year 2011
Senior executives are eligible to participate in one or more incentive plans which provide for Variable Remuneration. Eligibility for inclusion in an incentive plan does not guarantee participation in any future year. Variable Remuneration is at risk and consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company’s Variable Remuneration incentive plans for senior executives in fiscal year 2011 are set out below:

[1]	See section 3.3.1(a) of this report

[2]	See section 3.3.1(b) of this report

[3]	See section 3.3.2 of this report

[4]	See section 3.3.1 of this report

[5]	See section 4.3.2 of this report

[6]	RSUs refer to restricted stock units.

[7]	Previously referred to as Executive Incentive Program RSUs.

[8]	TSR refers to Total Shareholder Return.

3.2 Scorecard
Both the STI and LTI incentives for senior executives include an element of a ‘Scorecard’ rating to ensure continued focus on financial, strategic, business, customer and people components, each of which are important contributors to long-term creation of shareholder value. The Scorecard contains a number of key objectives, and the measures the Board expects to see achieved in relation to these objectives. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard objectives.

Although most of the objectives in the Scorecard have quantitative targets, the company has not allocated a specific weighting to any and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different ratings when assessing Scorecard performance for the Hybrid RSUs and Scorecard LTI. The Board monitors progress against the Scorecard annually.

The Scorecard can only be applied by the Board to exercise negative discretion (ie to reduce the amount of Hybrid RSUs and Scorecard LTI which will ultimately vest). It cannot be applied to enhance the maximum reward that can be received.

46	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

The Scorecard objectives for fiscal year 2011 were unchanged from fiscal year 2010. The reasons the Board considered these objectives were appropriate, are set out below.

Objective	Reasons
Primary Demand Growth	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for repair and remodel segments, which it does by growing fibre cement’s share of the exterior siding market and by maintaining the company’s share of the fibre cement category.

Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.

Zero To Landfill	This measure is a primary contributor to the company’s environmental goals. Improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (ESG) goals reduces risk.

Safety	Safety of company employees is an essential ESG measure.

Legacy Issues	Resolution of these issues is a fundamental component of the company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.

Managing During the Downturn	With the US building materials industry continuing to experience a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.

Talent Management/ Development	Management development and capability is important to the company’s future growth.

Further details of the Scorecard for fiscal year 2011, including the method of measurement, historical performance against the proposed measures and the Board’s expectations, were set out in the 2010 AGM Notice of Meeting. Details of the Scorecard for fiscal year 2012 are set out on page 50 of this report.

The Board will provide an explanation of the final assessment of performance under the above Scorecard at the conclusion of fiscal year 2013.

3.3 Details of Variable Remuneration Components in
Fiscal Year 2011
3.3.1 Short-Term Incentives
The STI target for senior executives, other than the CFO, was allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the Individual Performance Plan).

The STI target for senior executives was determined as a percentage of base salary, which in fiscal year 2011 was:

STI Target as percentage of
Position	base salary
Chief Executive Officer	125%
Chief Financial Officer	33%
Other senior executives	60-65%

Given the continuing lack of stability in the US housing market, for fiscal year 2011 the Board also determined that 40% of each senior executive’s LTI target should be transferred to the Executive Incentive Plan. Although this component of a senior executive’s Variable Remuneration is received in three years time, it is treated as an STI since the maximum amount which can be paid is determined at the end of the first year based on the company’s performance in fiscal year 2011, and then subject to the negative discretion exercisable by the Board under the Scorecard in a further two years.

(a) Individual Performance Plan – Cash
20% of the STI target for senior executives (other than the CFO) was allocated to the IP Plan and payable in cash. The maximum payout for the IP Plan was capped at 150% of the target.

Senior executives who participated in the IP Plan were assessed by the Board and Remuneration Committee on their individual performance against specific objectives approved by the Board and Remuneration Committee. Rewards were based on each senior executive’s performance rating at the end of the fiscal year.

Board’s Assessment of the IP Plan
The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value which are not directly captured by the corporate component of the Executive Incentive Plan.

(b) Executive Incentive Plan – Cash
80% of the STI target for senior executives (other than the CFO) was allocated to the Executive Incentive Plan and payable in cash. The maximum payout for the Executive Incentive Plan was capped at 300% of the target.

In fiscal year 2011, the Board replaced the previous EBIT-based performance target with a ‘Payout Matrix’ based on earnings and sales growth. A separate ‘Payout Matrix’ was approved for each business unit. Employees below senior executive level and US senior executives were eligible for cash bonuses depending on the Payout Matrix result for their business unit. The remaining senior executives were eligible for cash bonuses depending on a combined Payout Matrix result for the company.

The purpose of the new Payout Matrix performance hurdle was to ensure that as management increased its top line growth focus, it did not do so at the expense of short to medium-term returns. The Executive Incentive Plan for fiscal year 2011 was designed to encourage senior executives to effectively balance growth and returns. To achieve strong rewards,

James Hardie Annual Report 2011	47

management was required to generate both strong earnings and sales growth substantially above market. Higher returns on one measure at the expense of the other measure could result in lower, or nil, reward.

The Payout Matrix approved by the Board for fiscal year 2011 inherently included indexing for new housing starts but did not include indexing for the US repair and remodel market or input prices, in particular pulp. Other factors such as legacy costs and exchange rate movements were also excluded.

The Board reserved for itself discretion to change the payout under the Payout Matrix if growth relative to market was below expectations and the Board determined that the reason for such performance was outside management’s control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time. For the reasons described above in section 2.4, the Board determined that the payout under the US Payout Matrix should be 50% of STI target (and 16.7% of maximum STI), which also impacted the corporate Payout Matrix. No discretion was applied to the Asia Pacific Payout Matrix.

The company does not disclose the Return Measure and Growth Measure targets, but achieving a target payment for fiscal year 2011 (without indexing for the US repair and remodel market and pulp prices) would have required performance in excess of the average of the performance for the previous three years on each measure.

Board Assessment of Executive Incentive Plan
The Board believes that the Payout Matrix incentive methodology remains valid. The Board recognized that by indexing for new housing starts alone, the fiscal year 2011 Payout Matrix did not take into account substantial variations in input costs and the US repair and remodel markets. After a review of the changes between fiscal year 2010 and 2011, the Board revised the Payout Matrix to also take into account changes in the cost of pulp and changes in the repair and remodel market which differed substantially during the year from expectations at the start of fiscal year 2011. The Board believes that the revised Payout Matrix under the Executive Incentive Plan is appropriate because it:

•	provides management with an incentive towards achieving the overall corporate goals;

•	balances growth with returns;

•	recognises the need to flexibly respond to strategic opportunities depending on our markets’ ability to recover from the currently prevailing uncertain economic environment; and

•	incorporates indexing for factors beyond management’s control in the Board’s assessment of management’s performance

(c) Executive Incentive Plan – Hybrid RSUs
40% of the LTI target for senior executives was allocated to the Executive Incentive Plan and payable in Hybrid RSUs (formerly referred to as Executive Incentive Program RSUs). The maximum initial grant of Hybrid RSUs is 300% of the target.

The number of Hybrid RSUs granted is based on the company’s performance against corporate level EBIT performance targets approved by the Board. The targets for fiscal year 2011 were derived from the cash Executive Incentive Plan ‘Payout Matrix’ for fiscal year 2011 and a payout at target required an improvement on performance for fiscal year 2010, indexed to housing starts. The EBIT performance hurdle was:

Before the Hybrid RSUs granted in June 2011 vest in June 2013 and convert to shares, the Board will assess each senior executive’s contribution to the long-term objectives set out in the Scorecard and give them a rating between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive’s Hybrid RSUs will vest and convert to shares. In effect, the Scorecard applies a “holdback and forfeiture” principle to ensure short-term results in fiscal year 2011 are not obtained at the expense of long-term sustainability.

Calculation of the Hybrid RSUs at the end of fiscal year 2011 is described below:

[1]	Amount of LTI received as Hybrid RSU’s in the absence of long-term quantitative measures.

Worked Example
Based on the CEO’s LTI target quantum of US$2,800,000 in fiscal year 2011, James Hardie’s performance of 91% of the EBIT performance hurdle, resulting in a payment of 25% of target for fiscal year 2011, and assuming a Scorecard rating of 75 out of 100 in June 2013 the CEO would receive:

•	40% x US$2,800,000 x 25% = US$280,800 to be settled in Hybrid RSUs in June 2011. At the actual value of US$6.12865/share, this is equivalent to 45,687 Hybrid RSUs.

48	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

At the conclusion of the additional two-year performance period in June 2013, a number of Hybrid RSUs are forfeited, based on the CEO’s assumed rating under the Scorecard for this example:

•	45,687 RSUs x 75% = 34,265 shares received

The retention of the 40% transfer of target LTI to STI reflects the Board’s continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives.

Board Assessment
The Board believes that Hybrid RSUs and the Scorecard are an appropriate incentive vehicle in the current market because they:

•	provide an incentive to ensure that the growth focus underlying the primary demand growth objective is not achieved at the expense of short and medium-term shareholder returns;

•	align management with shareholders because the reward vehicle is based on share price;

•	focus on long-term results over the three year performance period;

•	focus management on sustainable long-term value creation;

•	recognise that quantifying a specific long-term financial outcome requirement is not yet possible in the current market;

•	avoid a mechanistic formula with outcomes based on market movements rather than management action; and

•	allow the collective judgment of the independent directors to “forfeit” some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in uncertain economic times.

3.3.2 Long-Term Incentives
The remaining 60% of the LTI target for senior executives was allocated as grants of RSUs based on the company’s total shareholder return (which we refer to as “Relative TSR RSUs”) relative to its peers, plus grants of cash-settled awards based on the company’s stock price performance and the Scorecard (which we refer to as “Scorecard LTI”). The maximum payout under both of these programs was capped at 300% of the target.

(a) Relative TSR RSUs
30% of the LTI target for senior executives in fiscal year 2011 was allocated as grants of Relative TSR RSUs in September 2010.

The peer group for the Relative TSR RSUs is the same peer group of companies exposed to the US housing market which the company uses for compensation benchmarking purposes. The Board and Remuneration Committee believe that US companies form a more appropriate peer group than ASX listed companies as they are exposed to the same macro factors in the US housing market as the company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 7 of this Remuneration Report.

The company’s relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing after the third year, and then every six months until the end of year 5, based on the following schedule:

% of Relative TSR
Performance against Peer Group	RSUs vested
<50th Percentile	0%

50th Percentile	33%

51st – 74th Percentile	Sliding Scale

≥75th Percentile	100%

Board’s Assessment of the Relative TSR RSU Component of Long Term Incentive Plan
The Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Board concluded that re-testing is appropriate in the company’s circumstances because the company’s share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost-benefit perspective.

(b) Scorecard LTI
30% of the LTI target for senior executives in fiscal year 2011 was allocated as grants of Scorecard LTI awards in June 2010.

Scorecard LTI is a cash-settled award with the final payout based on the company’s share price performance over the three years from the grant date and the senior executive’s Scorecard rating.

At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, the Board will assess each of the senior executive’s contribution to the long-term objectives set out in the Scorecard to give them a rating of between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive’s awards will vest in June 2013. Each senior executive will receive a cash payment based on the company’s share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accord with their Scorecard rating.

Board Assessment of Scorecard LTI
The Board introduced Scorecard LTI because it considered that a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be readily determined in the current uncertain housing market. Ensuring that the reward’s value is tied to share price provides alignment with shareholder outcomes. Moreover, payment in cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the RSU programs) such that they are less likely to wish to sell their shares.

James Hardie Annual Report 2011	49

(c) Long-Term Incentives Below Senior Executive Level
In fiscal year 2011, selected employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI SE Equity Incentive Plan (which we refer to as the “2001 Plan”). Participation in such a plan helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date. The term of the 2001 Plan expires in September 2011 and shareholders will be asked at the 2011 AGM to extend it for a further 10 years.

Board’s Assessment of 2001 Plan
The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan in fiscal year 2011. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the better management of the company’s cash flow.

3.4 Details of Fixed Remuneration in Fiscal Year 2011
Fixed remuneration comprises base salaries, non-cash benefits, participation in a defined contribution retirement plan and superannuation contributions.

3.4.1 Base Salaries
James Hardie provides base salaries to attract and retain senior executives who are critical to the company’s long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.

Following a review of senior executive compensation at the start of fiscal year 2011, the Board determined that only one of the company’s senior executives would receive a base salary increase in fiscal year 2011, although two of the senior executives received base salary increases during fiscal year 2010 following an increase in their job responsibilities.

3.4.2 Non-Cash Benefits
James Hardie’s executives may receive non-cash benefits such as a cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

3.4.3 Retirement Plan/Superannuation
In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

3.5 Relative Weightings of Fixed and Variable Remuneration in 2011
The substantial reduction in Variable Remuneration paid to senior executives in fiscal year 2011 compared to fiscal year 2010 is reflected in the reduced percentage of their total compensation received as Variable Remuneration in the table below. The amounts below are based on the actual remuneration received for performance in fiscal year 2011:

	Fixed
	Remuneration[1]	Variable Remuneration
	Salary, Non-cash
	Benefits, Superannuation,				Relative	Total
	401(k) etc	Cash Incentive[2]	Hybrid (RSUs)[3]	Scorecard LTI[4]	TSR RSUs[5]	Variable
	%		%	%	%	%

Louis Gries
Fiscal Year 2011	20	12	4	32	32	80
Fiscal Year 2010	18	21	25	18	18	82

Russell Chenu
Fiscal Year 2011	55	13	2	15	15	45
Fiscal Year 2010	46	10	18	13	13	54

Robert Cox[6]
Fiscal Year 2011	100	0	0	0	0	0
Fiscal Year 2010	26	19	23	15	15	74

Mark Fisher
Fiscal Year 2011	36	17	3	22	22	64
Fiscal Year 2010	25	23	21	16	16	75

Nigel Rigby
Fiscal Year 2011	36	17	3	22	22	64
Fiscal Year 2010	24	24	21	16	16	76

[1]	See section 3.4 of this report.

50	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

[2]	See section 3.3.1 of this report. This includes short-term cash incentive paid under the IP Plan and Executive Incentive Plan or as an additional one-off discretionary bonus in June 2011 for performance in fiscal year 2011.

[3]	See sections 3.3.1(c) and 3.3.2(a) of this report. This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September 2010 and Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted May 2011 for performance in fiscal year 2011. This amount includes the actual value of grant received in respect of fiscal year 2011 rather than the value used for accounting purposes.

[4]	See section 3.3.2(b) of this report. This includes awards of Scorecard LTI under the Long Term Incentive Plan granted in June 2010.

[5]	See section 3.3.2(a) of this report. This includes grants of Relative TSR RSUs under the Long Term Incentive Plan granted in September 2010.

[6]	Was not eligible for a bonus under the Executive Incentive Plan in fiscal year 2011 and did not receive a grant of Hybrid RSUs, Scorecard LTI or Relative TSR RSUs in respect of fiscal year 2011.

3.6 Variable Remuneration Payable in Future Years
Details of the accounting cost of the Variable Remuneration for fiscal year 2011 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine.

The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards.

(US dollars)	Scorecard LTI[1]			Hybrid RSUs[2]			Relative TSR RSUs[3]
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Louis Gries	760,977	932,069	932,069	114,503	140,248	26,128	466,550	866,788	397,870

Russell Chenu	85,917	105,234	105,234	14,313	17,531	3,266	58,319	108,349	49,734

Robert Cox	–	–	–	–	–	–	–	–	–

Mark Fisher	85,917	105,234	105,234	13,291	16,279	3,033	54,153	100,610	46,181

Nigel Rigby	98,191	120,267	120,267	14,313	17,531	3,266	58,319	108,349	49,734

[1]	Represents annual accounting cost for Scorecard LTI granted in June 2011 for performance in fiscal year 2011. The fair value of each award is adjusted for changes in JHI SE’s share price at each balance sheet date until the Scorecard is applied at the conclusion of fiscal year 2012, at which time the final value of the Scorecard LTI is based on the company’s share price and the senior executive’s Scorecard rating at the time of vesting.

[2]	Represents annual accounting cost for the Hybrid RSUs granted in June 2011 for performance in fiscal year 2011. The fair value of each RSU is adjusted for changes in JHI SE’s share price at each balance sheet date until the Scorecard is applied in June 2013.

[3]	Represents annual accounting cost for the Relative TSR RSUs granted in September 2010 with fair market value estimated using the Monte Carlo option-pricing method.

4.	REMUNERATION FOR FISCAL YEAR 2012

4.1 Overview of Remuneration for Fiscal Year 2012
Following their review of the existing remuneration framework, the Remuneration Committee and Board resolved to continue with the remuneration framework of the last three years in fiscal year 2012.

In particular, the Board and Remuneration Committee has determined that the continuing challenging market conditions mean that a transfer of 40% of senior executives’ LTI target to STI is warranted in order to ensure appropriate management focus on the company’s short term results.

Subject to a number of adjustments described below, the STI and LTI incentive plans and the amount of a senior executive’s STI and LTI target allocated to those plans will continue in fiscal year 2012.

4.2 Summary of Changes to Compensation for Fiscal Year 2012
The principal changes to the company’s compensation programs in fiscal year 2012 are:

•	expanding the ‘Zero-to-Landfill’ Scorecard objective to a broader ‘Manufacturing Efficiency Reset’ objective;

•	indexing performance targets for the cash Executive Incentive Plan Payout Matrix for changes in the US repair and remodel market and pulp prices;

•	indexing performance targets for the Hybrid RSUs for changes in pulp prices;

•	giving the Remuneration Committee broader flexibility to reward senior executives under the IP Plan, subject to the existing cap of 150% of target; and

•	increasing the CEO’s target LTI by US$300,000 to US$3,100,000.

The reasons for these changes are set out in further detail below.

4.3 Details of Variable Remuneration Components in
Fiscal Year 2012
4.3.1 Scorecard
The Board uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. The company has made significant progress in each of the past three years reducing the amount of materials sent to landfill. In fiscal year 2012, the ‘Zero-to-Landfill’ objective will be expanded to a broader ‘Manufacturing Efficiency Reset’ objective which will be a multi-year initiative building (and continuing) the waste reduction objectives of ‘Zero-to-Landfill’ but also focusing on increasing machine efficiencies and product capabilities. Among other matters, this will support more energy efficient manufacturing.

James Hardie Annual Report 2011	51

4.3.2 FY2012 Short Term Incentive
For fiscal year 2012, the Board will continue to transfer 40% of each senior executive’s LTI target to the STI target. This component will be received in Hybrid RSUs based on the company’s performance in fiscal year 2012, which are then subject to negative discretion exercisable by the Board under the Scorecard in a further two years.

(a)	Individual Performance Plan
20% of the STI target for senior executives (other than the CFO) will continue to be allocated to the IP Plan, to be paid in cash. There will be no change to the 150% maximum payout.

The existing IP Plan for senior executives has five levels of performance rating, each resulting in the payment of a certain percentage of the senior executive’s STI target (up to a maximum of 150%). Whilst this rating system is effective and will be retained for most employees, the Board believes that a more flexible system is appropriate for senior executives. For fiscal year 2012, senior executives will still be assessed by the Board and Remuneration Committee on their individual performance against specific objectives, but the final amount payable under the IP Plan will be a discretionary payment determined by the Board and Remuneration Committee.

No other changes in the operation of the IP Plan are planned for fiscal year 2012.

(b)	Executive Incentive Plan – Cash
80% of the STI target for senior executives (other than the CFO) will continue to be allocated to the Executive Incentive Plan. The maximum payout is 300% of target.

The existing ‘Payout Matrix’ will continue to be used in fiscal year 2012, although the matrix will incorporate indexing for changes in new housing starts, the US repair and remodel market and pulp prices. Other factors such as legacy costs and exchange rate movements will also be excluded.

The Board has approved a Payout Matrix for each business unit. Each Payout Matrix includes a range of Return Measure and Growth Measure targets. The actual amount earned will be determined by the actual earnings and sales growth results for each business unit, and the corporate result will be based on the combined results of all of the business units. Strong returns on one measure at the expense of the other measure may result in lower, or nil, reward.

All senior executives, including the CEO, will have a goal based on the corporate result.

The Board will have discretion to change the payout under the Payout Matrix if growth relative to market is below expectations and the Board determines that the reason for such performance is outside management’s control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time.

No other changes in the operation of the Executive Incentive Plan are planned for fiscal year 2012.

The Board believes that the Executive Incentive Program and Payout Matrix are appropriate for the reasons set out in sections 2.4 and 3.3.1(b) of this Remuneration report.

(c)	LTI Transferred to STI – Hybrid RSUs
The company intends to continue to transfer 40% of LTI target for senior executives to an STI target, with an award based on fiscal year 2012 performance payable in two-year deferred Hybrid RSUs subject to the Scorecard, and vesting and converting to shares in June 2014. The maximum payout will remain at 300% of target.

The retention of the 40% transfer of target LTI to STI reflects the Board’s continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. The EBIT performance targets for the Hybrid RSUs are based on historical results. Achievement of a target payout in Hybrid RSUs will require improvement on the average performance for fiscal years 2009 to 2011, indexed to housing starts and pulp prices.

The Hybrid RSUs will then be subject to negative discretion of the Board based on the Scorecard in June 2014 (ie the number of Hybrid RSUs which are to vest and convert to shares may be reduced, depending on the rating received under the Scorecard). The Scorecard for the Hybrid RSUs will be the same as in fiscal year 2011, except that the ‘Zero-to-Landfill’ objective will be expanded to a broader ‘Manufacturing Efficiency Reset’ objective.

All senior executives, including the CEO, will have the same corporate level EBIT goal. The EBIT achievement will have the following potential payout slope:

Before the Hybrid RSUs vest and convert to shares, the Board will assess each senior executive’s contribution to the long-term objectives set out in the Scorecard and provide each of them with a rating of between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive’s Hybrid RSUs will vest. In effect, the Scorecard applies a “holdback and forfeiture” principle to ensure short-term results in fiscal year 2012 are not obtained at the expense of long-term sustainability.

All other elements of the Hybrid RSUs in fiscal year 2012 will be the same as in fiscal year 2011.

52	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

Calculation of the Hybrid RSUs in June 2012 and June 2014 is described below:

[1]	Amount of LTI target received as Hybrid RSUs in the absence of long-term quantitative financial measures

The Board believes that the Hybrid RSUs are appropriate for the reasons set out in section 3.3.1(c) of this Remuneration report.

4.3.2 Long-Term Incentive
In previous remuneration reports the Board has stated that the CEO’s LTI target remains below target levels compared to US peers and that further adjustments will be required to bring the LTI target in line with the Board’s policy. For fiscal year 2012, the CEO’s LTI target will increase by $300,000 to $3,100,000.

(a)	Relative TSR RSUs
It is currently intended that there will be no changes in the operation of Relative TSR RSUs or in the peer group of companies for fiscal year 2012.

The Board considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company’s shares.

The maximum that can be received will remain at 300% of the LTI target allocated to Relative TSR RSUs.

(b)	Scorecard LTI
Other than replacing the ‘Zero-to-Landfill’ objective with the ‘Manufacturing Efficiency Reset’ objective, it is currently intended that there will be no changes to the operation of Scorecard LTI for fiscal year 2012.

The maximum that can be received will remain at 300% of the LTI target allocated to Scorecard LTI.

Further details of the Relative TSR RSUs and Hybrid RSUs for fiscal year 2012 will be set out in the 2011 AGM Notice of Meeting.

4.4 Fixed Remuneration
No significant changes to Fixed Remuneration are planned for fiscal year 2012.

James Hardie Annual Report 2011	53

5.	REMUNERATION TABLES FOR SENIOR EXECUTIVES

5.1 Total Remuneration for Senior Executives for the Years Ended 31 March 2011 and 31 March 2010
Details of the remuneration of the senior executives in fiscal year 2011 and 2010 are set out below:

(US dollars)	Primary				Post-employment	Equity	Other
							Relocation
							Allowances,
							Expatriate
					Superannuation		Benefits,
				Noncash	and 401(k)	Equity	and Other
Name	Base Pay		Bonuses[1]	Benefits[2]	Benefits	Awards[3]	Non-recurring		Total
L. Gries
Fiscal Year 2011	$944,137		$948,342	$50,948	$17,072	$5,075,476	$599,806	[4]	$7,635,781
Fiscal Year 2010	936,860		1,688,832	471,208	12,999	3,744,250	174,510		7,028,659

R. Chenu
Fiscal Year 2011	828,334	[5]	255,494	85,570	78,812	867,564	132,740		2,248,514
Fiscal Year 2010	738,463		320,148	83,728	66,462	607,122	185,971		2,001,894

R. Cox[6]
Fiscal Year 2011	436,206		397,801	33,613	19,037	1,224,965	38,143		2,149,765
Fiscal Year 2010	450,000		245,699	74,721	14,700	606,351	156,807		1,548,278

M. Fisher
Fiscal Year 2011	438,596		200,803	28,401	15,986	755,725	–		1,439,511
Fiscal Year 2010	384,169		382,303	33,098	12,842	536,472	–		1,348,884

N. Rigby
Fiscal Year 2011	472,663		204,204	24,413		765,132	–		1,466,412
Fiscal Year 2010	397,558		406,711	24,228	–	536,472	–		1,364,969

Total Compensation for Senior Executives
Fiscal Year 2011	3,119,936		2,006,644	222,945	130,907	8,688,862	770,689		14,939,983
Fiscal Year 2010	2,907,050		3,043,693	686,983	107,003	6,030,667	517,288		13,292,684

[1]	Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amounts in fiscal years 2011 and 2010 include all incentive amounts accrued in respect of each fiscal year, pursuant to the terms of the applicable plans and any additional one-off discretionary bonuses paid. In addition, since the amount reported each year is an estimated accrual, fiscal year 2010’s bonus amounts include any adjustments to the 2009 bonus amounts previously reported to the extent necessary to reflect the actual bonus paid. Senior executives were paid fiscal year 2010 bonuses in performance shares. Refer to section 3 of this remuneration report for a summary of the terms of our Variable Remuneration plans.

[2]	Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3]	Includes grants of Scorecard LTI awards, Relative TSR and Hybrid RSUs. Relative TSR RSUs are valued using the Monte Carlo simulation method. Hybrid RSUs and Scorecard LTI awards are valued based on JHI SE’s share price at each balance date. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest.

[4]	Includes a one-off non-cash charge to recognise gross up and tax paid on fiscal year 2010’s bonus during secondment to The Netherlands.

[5]	R Chenu’s base salary is paid in A$ and a significant amount of this increase is as a result of changes in the A$:US$ exchange rate.

[6]	A number of R Cox’s RSUs and Scorecard LTI were forfeited during fiscal year 2011. Under US GAAP accounting standards the company was required to record a non-cash cost in relation to the forfeiture.

54	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

5.2 Equity Holdings for the Years Ended 31 March 2011 and 2010

(a) Options

		Exercise	Holding		Total			Value at		Value at	Holding	Weighted
		Price	at		Value at			Exercise		Lapse	at	Average
	Grant	per right	1 April		Grant[1]			per right[2]		per right[3]	31 March	Fair Value
Name	Date	(A$)	2010	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2011	per right[4]
Senior Executives

Louis Gries	3-Dec-02[6]	$6.4490	325,000	325,000	$210,633	325,000	–	–	–	–	325,000	$0.6481

	5-Dec-03[5]	$7.0500	325,000	325,000	$338,975	325,000	–	–	–	–	325,000	$1.0430

	22-Nov-05[6]	$8.5300	1,000,000	1,000,000	$2,152,500	–	–	–	1,000,000	–	–	$2.1525

	21-Nov-06[7]	$8.4000	415,000	415,000	$888,100	415,000	–	–	–	–	415,000	$2.1400

	21-Nov-06[7]	$8.4000	381,000	381,000	$1,131,570	381,000	–	–	–	–	381,000	$2.9700

	29-Aug-07[7]	$7.8300	445,000	445,000	$965,650	445,000	–	–	–	–	445,000	$2.1700

	29-Aug-07[7]	$7.8300	437,000	437,000	$1,302,260	437,000	–	–	–	–	437,000	$2.9800

Russell Chenu	22-Feb-05[5]	$6.3000	93,000	93,000	$107,973	93,000	–	–	–	–	93,000	$1.1610

	22-Nov-05[6]	$8.5300	90,000	90,000	$193,725	–	–	–	90,000	–	–	$2.1525

	21-Nov-06[7]	$8.4000	65,000	65,000	$139,100	65,000	–	–	–	–	65,000	$2.1400

	21-Nov-06[7]	$8.4000	60,000	60,000	$178,200	36,000	–	–	–	–	60,000	$2.9700

	29-Aug-07[7]	$7.8300	68,000	68,000	$130,200	68,000	–	–	–	–	68,000	$2.1700

	29-Aug-07[7]	$7.8300	66,000	66,000	$178,800	36,960	–	–	–	–	66,000	$2.9800

Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–

Mark Fisher	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	68,283	1.7114	–	–	–	$0.4233

	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	–	–	–	–	74,000	$0.6481

	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	–	–	–	–	132,000	$1.0430

	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	–	–	–	–	180,000	$1.0182

	1-Dec-05	$8.9000	190,000	190,000	$386,137	190,000	–	–	–	–	190,000	$2.0323

	21-Nov-06	$8.4000	158,500	158,500	$291,069	158,500	–	–	–	–	158,500	$1.8364

	10-Dec-07	$6.3800	277,778	277,778	$275,064	277,778	–	–	–	–	277,778	$0.9903

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	–	–	–	–	20,003	$0.4233

	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	–	–	–	–	27,000	$0.6481

	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	–	–	–	–	33,000	$1.0430

	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	–	–	–	–	180,000	$1.0182

	1-Dec-05	$8.9000	190,000	190,000	$386,137	190,000	–	–	–	–	190,000	$2.0323

	21-Nov-06	$8.4000	158,500	158,500	$291,069	158,500	–	–	–	–	158,500	$1.8364

	10-Dec-07	$6.3800	277,778	277,778	$275,084	277,778	–	–	–	–	277,778	$0.9903

James Hardie Annual Report 2011	55

(b) RSUs

		Holding		Total			Holding	Weighted
		at		Value at			at	Average
	Grant	1 April		Grant			31 March	Fair Value
Name	Date	2010	Granted	(US$)	Vested	Lapsed	2011	per unit
Senior Executives

Louis Gries	15-Sep-08[8]	201,324	201,324	$746,107	201,324	–	–	$3.7060
	15-Sep-08[9]	558,708	558,708	$1,592,318	–	–	558,708	$2.8500
	29-May-09	487,446	487,446	$2,100,892	–	–	487,446	$3.3650
	15-Sep-09[9]	234,900	234,900	$1,653,696	–	–	234,900	$5.0100
	11-Dec-09[9]	81,746	81,746	$670,317	–	–	81,746	$6.9100
	07-Jun-10[11]	–	360,267	$2,604,730	–	–	360,267	$5.9477
	15-Sep-10[9]	–	577,255	$3,428,895	–	–	577,255	$4.4965

Russell Chenu	15-Sep-08[9]	108,637	108,637	$309,615	–	–	108,637	$2.8500
	29-May-09	94,781	94,781	$408,506	–	–	94,781	$3.3650
	15-Sep-09[9]	45,675	45,675	$321,552	–	–	45,675	$5.0100
	11-Dec-09[9]	15,895	15,895	$130,339	–	–	15,895	$6.9100
	07-Jun-10[11]	–	70,052	$506,476	–	–	70,052	$5.9477
	15-Sep-10[9]	–	72,157	$428,613	–	–	72,157	$4.4965

Robert Cox	15-Sep-08[9]	155,196	155,196	$442,309	–	62,504	92,692	$2.8500
	29-May-09	135,402	135,402	$583,583	–	61,580	73,822	$3.3650
	15-Sep-09[9]	65,250	65,250	$459,360	–	65,250	–	$5.0100
	11-Dec-09[9]	22,707	22,707	$186,197	–	22,707	–	$6.9100
	07-Jun-10[11]	–	100,074	$723,535	–	96,788	3,286	$5.9477

Mark Fisher	17-Jun-08[10]	36,066	36,066	$144,625	–	–	36,066	$4.0100
	17-Dec-08[9]	116,948	116,948	$268,980	–	–	116,948	$2.3000
	29-May-09	77,548	77,548	$334,232	–	–	77,548	$3.3650
	15-Sep-09[9]	39,150	39,150	$275,616	–	–	39,150	$5.0100
	11-Dec-09[9]	13,624	13,624	$111,717	–	–	13,624	$6.9100
	07-Jun-10[11]	–	60,044	$434,118	–	–	60,044	$5.9477
	15-Sep-10[9]	–	67,003	$397,998	–	–	67,003	$4.4965

Nigel Rigby	17-Jun-08[10]	36,066	36,066	$44,625	–	–	36,066	$4.0100
	17-Dec-08[9]	116,948	116,948	$268,980	–	–	116,948	$2.3000
	29-May-09	77,548	77,548	$334,232	–	–	77,548	$3.3650
	15-Sep-09[9]	39,150	39,150	$275,616	–	–	39,150	$5.0100
	11-Dec-09[9]	13,624	13,624	$111,716	–	–	13,624	$6.9100
	07-Jun-10[11]	–	60,044	$434,118	–	–	60,044	$5.9477
	15-Sep-10[9]	–	72,157	$428,613	–	–	72,157	$4.4965

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 58 for summary of key terms of options granted.

[6]	Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 60 for summary of key terms of options granted.

[7]	Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, pages 59-60 for summary of key terms of options granted.

[8]	Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 61 for key terms of Deferred Bonus RSUs.

[9]	Relative TSR RSUs granted under LTIP. See section 7, page 59 for key terms of Relative TSR RSUs.

[10]	Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan.

[11]	Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted under LTIP. See Section 7, Page 60 for key terms of Hybrid RSUs.

56	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

(c) Scorecard LTI

	Grant	Holding at				Holding at
Name	Date	1 April 2010	Granted	Vested	Lapsed	31 March 2011
Senior Executives

Louis Gries	21-Jun-09	483,294	483,294	–	–	483,294
	29-Jun-10	–	442,424	–	–	442,424

Russell Chenu	21-Jun-09	93,974	93,974	–	–	93,974
	29-Jun-10	–	55,303	–	–	55,303

Robert Cox	21-Jun-09	134,248	134,248	–	88,315	45,933
	29-Jun-10	–	–	–	–	–

Mark Fisher	21-Jun-09	80,549	80,549	–	–	80,549
	29-Jun-10	–	51,353	–	–	51,353

Nigel Rigby	21-Jun-09	80,549	80,549	–	–	80,549
	29-Jun-10	–	55,303	–	–	55,303

5.3 Senior Executive’s Relevant Interests in JHISE
Changes in senior executives’ relevant interests in JHI SE securities between 1 April 2010 and 31 March 2011 are set out below:

	CUFS at	CUFS at	Options at	Options at	RSUs at	RSUs at
	1 April 2010	31 March 2011	1 April 2010	31 March 2011	1 April 2010	31 March 2011
Louis Gries	259,875	298,543	3,328,000	2,328,000	1,564,124	2,300,322
Russell Chenu	35,000	55,990	442,000	352,000	264,988	407,197
Robert Cox	–	48,621	–	–	378,555	169,800
Mark Fisher	29,519	96,519	1,080,561	1,012,278	283,336	410,383
Nigel Rigby	–	73,792	886,281	886,281	283,336	415,537

5.4 Stock Ownership Guidelines
The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company’s shareholders. The company has adopted stock ownership guidelines for senior executives which require them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Multiple of
Position	base salary
Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x

Until the guideline has been achieved, a senior executive is required to retain at least 75% of shares obtained under the company’s long-term equity incentive plans, by exercising of options or vesting of the RSUs (net of taxes and other costs).

The CEO and two other senior executives held the number of shares required to comply with the stock ownership guidelines during fiscal year 2011. However, even after the stock ownership guidelines have been achieved, senior executives are required to retain at least 25% of shares issued under the company’s long-term equity incentive plans as a result of exercise of options or vesting of RSUs (net of taxes and other costs).

Details of the company’s policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out on page 68 of the Corporate Governance Report within this annual report.

5.5 Loans
The company did not grant loans to senior executives during fiscal year 2011. There are no loans outstanding to senior executives.

57	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

6.	EMPLOYMENT CONTRACTS
Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

6.1 CEO’s Employment Contract
Details of the terms of the CEO’s employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an ‘at-will’ employee.

Base salary	US$950,000 for fiscal year 2011 and 2012. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2012.

Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2011 and 2012. The quantum of STI target is reviewed annually by the Board in May.
The Remuneration Committee recommends the company’s and CEO’s performance objectives, and the performance against these objectives, to the Board for approval. The CEO’s short-term incentive is calculated under the Executive Incentive Plan and the IP Plan.

Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2012, the LTI target will be US$3.1 million.

Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO’s contributions into the plan up to the annual IRS limit.

Resignation	The CEO may cease employment with the company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.

Termination by James Hardie	The company may terminate the CEO’s employment for cause or not for cause. If the company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the company will pay the following:
(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and
(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and
(c) continuation of health and medical benefits at the company’s expense for the duration of the consulting agreement referenced below; and

Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company’s fibre cement business in the United States over the past 20 years.

6.2 CFO’s Employment Contract
Details of the CFO’s employment contract are as follows:

Components	Details
Length of contract	Fixed period concluding 5 October 2012.

Base salary	A$900,279 for fiscal year 2011. Salary reviewed annually by the Board in May.

Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO’s employment contract, based on personal goals. The CFO does not participate in the Executive Incentive Program for his short-term incentive.

Long-term incentive	The CFO will receive stock options or other long-term equity with performance hurdles each year. The value of equity to be granted will be equivalent to at least US$350,000.

Superannuation	The CFO is entitled to superannuation contributions equal to 9% of his base salary. The contribution to the CFO’s superannuation fund will be the maximum contribution currently allowed by law (A$50,000), with the balance paid to the CFO.

Resignation or Termination	The company or CFO may cease the CFO’s employment with the company by providing three months’ notice in writing.

Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO’s employment. The company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.

58	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

6.3 Benefits contained in contracts for CEO, CFO and General Counsel
In fiscal year 2011, and until we moved our corporate domicile to Ireland, the CEO, CFO and General Counsel were on international assignment in The Netherlands. During the time of their international assignment, the employment contracts for the CEO, CFO and General Counsel also specified the benefits listed below. The CFO continues to receive these benefits during the term of his assignment in the US:

International Assignment	Additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.

Other	Tax Equalisation: The company covers the extra personal tax burden imposed by residency in The Netherlands.
Tax Advice: The company will pay the costs of filing income tax returns in The Netherlands.
Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. The CEO was also eligible to participate in the company’s Executive Health and Wellness program.
Business Expenses: Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements.
Automobile: The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.

6.4 Other senior executives’ employment contracts
Details of employment contracts for senior executives are as follows:

Components	Details
Length of contract	Indefinite.

Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May.

Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is between 60% and 65% and reviewed annually.

Long-term incentive	Upon the approval of the Board, awards of Scorecard LTI awards and grants of Relative TSR and Hybrid RSUs may be made under the LTIP plan.

Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive’s contributions into the plan up to the annual IRS limit.

Resignation	The senior executive may cease employment with the company by providing 30 days’ written notice.

Termination by James Hardie	The company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company’s Executive Health and Wellness program.
Business Expenses: The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.
Automobile: The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

7.	KEY TERMS OF EQUITY GRANTS

7.1 Outstanding Equity Grants

2001 JHI SE Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to new employees in March 2007.

Offered to	General management, not Managing Board directors[1] (all awards were granted while JHI SE was domiciled in The Netherlands).

Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiration date	10th anniversary of each grant.

James Hardie Annual Report 2011	59

2001 JHI SE Equity Incentive Plan (RSUs)	Annual grants made in December 2008, 2009 and 2010. RSUs replaced options as the company’s grant vehicle in 2008.

Offered to	Senior employees other than senior executives.

Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.

Expiration date	RSUs convert to shares on vesting on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return on Capital Employed (which we refer to as “ROCE”) and TSR.

Offered to	Managing Board directors.

Performance period	Three years to five years from the grant date.

Retesting	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.

Exercise period	Until ten years from the grant date.

Performance condition	For the ROCE tranche:
ROCE performance against the following global peer group of building materials companies in US, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc.
For the TSR tranche:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria	For the ROCE tranche:

− 0% vesting if ROCE below 60th percentile of peer group.
− 50% vesting if ROCE at 60th percentile of peer group.
− Between the 60th and 85th percentiles, vesting on a straight line basis.
− 100% vesting if ROCE is at 85th percentile of peer group.
For the TSR tranche:

− 0% vesting if TSR below 50th percentile of peer group.
− 50% vesting if TSR at 50th percentile of peer group.
− Between 50th and 75th percentiles, vesting on a straight line basis.
− 100% vesting if TSR is at 75th percentile of peer group.

Vesting to date	To date, the 2006 and 2007 grant ROCE tranche options vested 100%, the 2006 TSR tranche options have vested 60% and the 2007 TSR tranche options have vested 56%. No options have been exercised.

James Hardie Industries Long Term Incentive Plan 2006 (Relative TSR RSUs) (RSUs)	Relative TSR RSUs granted September and December 2008 and 2009 and September 2010.

Offered to	Senior executives and Managing Board directors (1).

Performance period	Three years to five years from the grant date.

Retesting	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.

Exercise period	Until five years from the grant date.

[1] The Managing Board was dissolved on 17 June 2011 following completion of JHISE’s re-domicile to Ireland.

60	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc. For 2010 onwards, the TSR performance hurdle peer group companies also include American Woodmark Corp, Apogee Enterprises, Inc, Amstrong World Enterprises, Inc, Fortune Brands, Inc, Interface, Inc, Mohawk Industries, Inc and PGT Inc.

Vesting criteria
− 0% vesting if TSR below 50th percentile of peer group.
− 33% vesting if TSR at 50th percentile of peer group.
− Between 50th and 75th percentile, vesting is on a straight line basis.
− 100% vesting if TSR is at 75th percentile of peer group.

RSU exercise price	Not applicable.

Expiration date	RSUs convert to shares on vesting on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 (Hybrid RSUs) (Previously referred to as Executive Incentive RSUs)	Hybrid RSUs granted June 2010 and 2011.

Offered to	Senior executives and Managing Board directors.

Option Exercise Price	Nil.

Vesting schedule (2010 grant only)	A proportion will vest on the 2nd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.

Expiration date	RSUs convert to shares on vesting on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Scorecard LTI (Cash Awards)	Cash-settled Awards granted June 2009, 2010 and 2011

Offered to	Senior executives.

Option Exercise Price	Nil.

Performance period	Three years from the grant date.

Payment schedule	A cash payment based on the company’s share price at the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive’s Scorecard rating.
A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.

Expiration date	Three years from the grant date.

7.2 Equity grants which vested or lapsed in fiscal year 2011

2005 Managing Board Transitional Stock Option Plan (MBTSOP) (Options)	Options granted on 22 November 2005.

Offered to	Managing Board directors.

Performance period	22 November 2005 to 22 November 2008.

Retesting	Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary.

Exercise period	Not applicable, as all options have lapsed.

Performance condition Vesting criteria	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices.
− 0% vesting if TSR below 50th percentile of peer group.
− 50% vesting if TSR at 50th percentile of peer group.
− Between 50th and 75th percentiles, vesting on a straight line basis.
− 100% vesting if TSR is at least 75th percentile of peer group.

Vested/Lapsed	Lapsed with no options vesting.

James Hardie Annual Report 2011	61

2001 JHI SE Equity Incentive Plan Deferred Bonus Program (RSUs)	One-off grant of RSUs to senior executives made 17 June 2008.
Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.

Offered to	Senior executives.

RSU exercise price	Nil.

Vesting schedule	100% vest on the 2nd anniversary of the grant.

Expiration date	The RSUs vested and converted into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Hybrid RSUs (RSUs)	Hybrid RSUs granted June 2009.

Offered to	Senior executives and Managing Board directors (1).

Option Exercise Price	Nil.

Vesting schedule (2009 grant only)	100% vest on the 2nd anniversary of the grant.

Expiration date	The RSUs vested and converted into shares granted on a one-for-one basis.

Further details of equity incentive plans that expired during fiscal year 2011 are provided in Note 16 to the consolidated financial statements starting on page 99 of this annual report.

8. REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Additional Board fees are not paid to executive Board directors.

8.1 Remuneration Structure
Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee (discussed below). All directors’ fees are paid in cash.

During fiscal year 2011, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing non-executive director fees, excluding fees paid to Committee Chairs, by 5% effective 1 April 2011.

The fees paid in fiscal year 2011, and payable in fiscal year 2012 are:

	Fiscal	Fiscal
(US $)	year	year
Role	2011	2012

Chairman	$315,000	$330,750
Deputy Chairman	$183,750	$192,938
Board member	$136,500	$143,325
Audit Committee Chairman	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chairman	$10,000	$10,000

During fiscal year 2009, the Board formed the Due Diligence Committee, comprised of representatives from the Board and management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company’s domicile.

Non-executive directors who attended meetings of the Due Diligence Committee received fees of US$1,500 per meeting, and the Chairman received fees of $3,000 per meeting, in addition to their base fee. The Due Diligence Committee met three times in fiscal year 2011 as part of the completion of the Company’s Re-domicile.

As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between non-executive directors’ remuneration and the short-term results of the company.

8.2 Board Accumulation Policy
Non-executive directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI SE shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors’ progress against this policy on a periodic basis.

8.3 Supervisory Board Share Plan
Under the Supervisory Board Share Plan 2006 (which we refer to as the “SBSP”), non-executive directors could elect to receive some of their annual fees in JHI SE shares. The complexity of the four different jurisdictions in which the company’s individual directors are resident means that it is easier for most directors to directly acquire shares to meet the Board Accumulation Policy. As a result, the SBSP has been discontinued.

8.4 Director Retirement Benefits
The company does not provide any benefits for our non-executive Board directors upon termination of employment.

62	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

8.5 Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2011 and 31 March 2010
The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2011 and 31 March 2010:

(US dollars)	Primary	Equity

Name	Directors’ Fees[1]	JHI SE Stock[2]	Other Benefits[3]	Total

M. Hammes
Fiscal Year 2011	$316,500	$–	$6,065	$322,565
Fiscal Year 2010	221,000	85,000	10,641	316,641

D. McGauchie
Fiscal Year 2011	193,750	–	1,659	195,409
Fiscal Year 2010	185,000	–	2,428	187,428

B. Anderson
Fiscal Year 2011	159,500	–	1,005	160,505
Fiscal Year 2010	155,000	10,000	8,290	173,290

D. Dilger[4]
Fiscal Year 2011	154,019	–	2,431	156,450
Fiscal Year 2010	75,000	–	1,784	76,784

D. Harrison
Fiscal Year 2011	146,500	–	1,456	147,956
Fiscal Year 2010	130,000	10,000	10,000	150,000

J. Osborne
Fiscal Year 2011	138,000	–	2,483	140,483
Fiscal Year 2010	127,500	10,000	990	138,490

R. van der Meer
Fiscal Year 2011	136,500	–	1,264	137,764
Fiscal Year 2010	120,000	10,000	–	130,000

Total Compensation for Non-Executive Directors
Fiscal Year 2011	$1,244,769	$–	$16,363	$1,261,132
Fiscal Year 2010	1,013,500	125,000	34,133	1,172,633

[1]	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees.

[2]	The Supervisory Board Share Plan (SBSP) was discontinued for fiscal year 2011. For fiscal year 2010, the actual amount spent by each Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI SE shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price. Refer to section 8.3 for further details about the SBSP.

[3]	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands and other costs connected with Board-related events.

[4]	Mr. Dilger was appointed as a director effective September 2, 2009. The amounts for fiscal year 2011 include $17,519 fees paid for service on a number of the Company’s subsidiary boards, as approved by the Board.

8.6 Non-Executive Directors’ Interests in JHISE
Changes in non-executive directors’ relevant interests in JHI SE securities between 1 April 2010 and 31 March 2011 are set out below:

	Number of		Number of
	Shares/CUFS	On market	Shares/CUFS at
	At 1 April 2010	Purchases	31 March 2011
Michael Hammes	32,847[1]	–	32,847
Donald McGauchie	25,372[2]	–	25,372
Brian Anderson	7,635	–	7,635
David Dilger	25,000[3]	–	25,000
David Harrison	12,384[4]		12,384
James Osborne	2,551	–	2,551
Rudy van der Meer	17,290	–	17,290

[1]	9,000 shares/CUFS held as ADRs.

[2]	6,000 shares held for the McGauchie Superannuation Fund.

[3]	25,000 shares held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.

[4]	10,000 shares held as ADRs.

James Hardie Annual Report 2011	63

CORPORATE GOVERNANCE

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2011 and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Board in June 2011.

On 17 June 2010, we completed Stage 2 of a proposal to move our corporate domicile from The Netherlands to Ireland, and as a result James Hardie Industries SE moved its corporate seat to Ireland (which we refer to as the “Re-domicile”).

Where applicable, these Corporate Governance Principles indicate the changes in the Company’s governance arrangements as a result of implementing the Re-domicile. References to the Board are references to the Supervisory Board prior to completion of the Re-domicile, and to the single Board following completion of the Re-domicile.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the Company’s head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

CORPORATE GOVERNANCE AT JAMES HARDIE

OVERVIEW

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the US SEC, the Irish Takeover Panel and various other rulemaking bodies.

In addition, prior to completing Stage 2 of the Re-domicile, we were also subject to the jurisdiction of the Dutch Authority Financial Markets and the Dutch Corporate Governance Code.

James Hardie’s corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe is in our and our stakeholders’ interests, changes in law and current best practices.

Our corporate governance framework incorporates processes and policies designed to provide the Board with appropriate assurance about the operations and governance of the Company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.

BOARD STRUCTURE

The responsibilities of our Board and Board Committees are formalised in our Articles of Association and our Board Committee charters, respectively. The Board has also reserved certain matters to itself.

Number of Boards
Since completion of Stage 2 of the Re-domicile, the Company has had a single Board.

However, prior to the completion of the Re-domicile, James Hardie had a two-tiered board structure, consisting of a Supervisory Board and a Managing Board.

Single Board
The Board comprises seven non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, as determined by the Board.

Board directors may be elected by our shareholders at general meetings or by the Board if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Board directors may be dismissed by our shareholders at a general meeting.

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

•	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;

•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

•	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

•	reviewing the authority levels of the CEO and management;

•	approving the remuneration framework for the Company;

•	overseeing corporate governance matters for the Company;

•	approving corporate-level Company policies;

•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

•	any other matter which the Board considers ought to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board reserved powers charter, which is available on our website (www.jameshardie.com, select Investor Relations, Corporate Governance, then Board Powers).

In discharging its duties, the Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.

SUPERVISORY BOARD

The Supervisory Board was in existence until 17 June 2010, when it was replaced by the single Board. It comprised only non-executive directors, with at least two members or a higher number as determined by the Supervisory Board.

The Supervisory Board supervised and provided advice to the Managing Board, and was responsible for, amongst other matters:

•	nominating Managing Board directors for election by shareholders;

•	appointing and removing the CEO and the Chairman of the Managing Board;

•	approving Managing Board decisions relating to specified matters or above agreed thresholds;

•	approving the strategic plan and annual budget proposed by the Managing Board;

64	James Hardie Annual Report 2011

CORPORATE GOVERNANCE

(CONTINUED)

•	approving the annual financial accounts;

•	supervising the policy and actions of the Managing Board;

•	supervising the general course of affairs of James Hardie and the business it operates;

•	approving issues of new shares;

•	approving declaration of dividends;

•	approving any share buy-back programs and cancelling the shares bought back;

•	approving any significant changes in the identity or nature of the Company;

•	approving the strategy set by the Managing Board;

•	monitoring Company performance; and

•	maintaining effective external disclosure policies and procedures.

MANAGING BOARD
The Managing Board was in existence until 17 June 2010, when it ceased to exist and the CEO joined the single Board. It comprised only executive directors, with at least two members or such higher number as determined by the Supervisory Board.

The Managing Board was accountable to the Supervisory Board and to the shareholders for the day-to-day management of the Company, including:

•	administering the Company’s general affairs, operations and finance;

•	preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the Company for the next three years, for approval by the Supervisory Board;

•	ensuring the implementation of the Company’s strategic plan;

•	preparing quarterly and annual accounts, management reports and media releases;

•	monitoring the Company’s compliance with all relevant legislation and regulations and managing the risks associated with the Company’s activities;

•	reporting and discussing the Company’s internal risk management and control systems with the Supervisory Board and the Audit Committee; and

•	representing, entering into and performing agreements on behalf of the Company.

OPERATION OF THE BOARD

BOARD MEETINGS
The Board meets at least four times a year or whenever the Chairman or three or more members have requested a meeting.

Meetings are generally held at the Company’s offices in Ireland (and in The Netherlands prior to completion of the Re-domicile). At each physical meeting, the Board meets in executive session without management present for at least part of the meeting. The Board may also delegate some of its powers to a sub-committee of the Board or pass resolutions by written consent.

The number of Board and Board Committee meetings held, and each director’s attendance during the fiscal year, is set out below:

							Nominating &		Managing
Name	Board		Audit		Remuneration		Governance		Board
	H	A	H	A	H	A	H	A	H	A
Hammes	7	7	8	8	6	6	5	5	–	–

Anderson	7	7	8	8	6	6	–	–	–	–

Dilger	7	7	8	8	3	3	–	–	–	–

Harrison	7	7	8	8	6	6	–	–	–	–

McGauchie	7	7	–	–	6	6	5	5	–	–

Osborne	7	7	–	–	–	–	5	5	–	–

Van der Meer	7	7	–	–	–	–	5	5	–	–

Gries	7	7	–	–	–	–	–	–	4	4

Chenu			–	–	–	–	–	–	4	4

Cox			–	–	–	–	–	–	4	4

H	=	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.
A	=	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

DIRECTOR QUALIFICATIONS
Directors have skills, qualifications, experience and expertise which assist the Board to fulfill its responsibilities and assist the Company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised above in the Board of Directors biography section and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings.

James Hardie Annual Report 2011	65

The Nominating and Governance Committee reviews the other commitments of Board members each year.

SUCCESSION PLANNING
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

The Board and Nominating and Governance Committee have also spent significant time over the past years considering the appropriate composition of the Board.

During the year, the Board and Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board.

RETIREMENT AND TENURE POLICY
The Company does not have a retirement and tenure policy. The length of tenure of individual Board directors is considered as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.

BOARD EVALUATION
The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2011, a purpose-designed survey was used by directors to self-assess the operation of the Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

The Chairman discussed with each Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. The Nominating and Governance Committee and the Board discuss annually the performance of the CEO and the CEO’s direct reports, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

DIRECTOR RE-ELECTION
The Board’s overriding desire is to maximise its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election.

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third Annual General Meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and the Company’s needs. The Nominating and Governance Committee and the Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

Because the Company is a European SE company, the CEO is required to stand for re-election every six years as long as he remains as the CEO. The Company believes this policy is appropriate (having regard to Australian practice under the rules of the ASX) as it supports the continuity of management performance.

INDEPENDENCE
The Company requires the majority of directors on the Board and Board Committees, as well as the Chairman of the Board and Board Committees, to be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body.

Each year the Board, together with the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of Irish law, the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.

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

The Board considered the following specific matters prior to determining that each director was independent:

•	Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company’s customers and receives a rebate from James Hardie in respect of those purchases;

•	Rudy van der Meer was until 1 January 2011 a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the Company. In each case those entities were providing these services to the Company prior to Mr van der Meer becoming a Board director; and

•	David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries SE.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger’s service as a director of a number of James Hardie’s subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.

INDUCTION
The Company has an induction program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are provided with comprehensive orientation materials including relevant corporate documents and policies.

66	James Hardie Annual Report 2011

CORPORATE GOVERNANCE

(CONTINUED)

BOARD CONTINUING DEVELOPMENT
The Company operates within a complex industry, geographical and regulatory framework. The Company regularly schedules time at physical Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts. An annual plant and market tour forms an important part of the Board’s continuing development.

LETTER OF APPOINTMENT
Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. We do not provide any benefits for our Board non-executive directors upon termination of employment.

CHAIRMAN
The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board’s duties and responsibilities and acts as the main contact with the CEO.

The Chairman:

•	provides leadership to the Board;

•	chairs Board and shareholder meetings;

•	facilitates Board discussion;

•	monitors, evaluates and assesses the performance of the Company’s Board and Board Committees; and

•	is a member of and attends meetings of all Board Committees.

The Chairman may not also be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

REMUNERATION
A detailed description of the Company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report above.

INDEMNIFICATION
The Company’s Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director, the company secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties.

The Company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the Company or its subsidiaries.

EVALUATION OF MANAGEMENT
At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the Group Management Team against agreed performance measures. The CEO uses this feedback to assist in the annual review of members of the Group Management Team. This process was followed during the fiscal year.

INFORMATION FOR THE BOARD
Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.

In discharging their duties, Board directors are provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

The Board has regular discussions with the CEO regarding the Company’s strategy and performance, including two sessions each year where Board members formally review the Company’s strategy and progress. The Board and each Board Committee have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.

Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman.

DELEGATION TO THE CEO
The Board has delegated to the CEO the power to manage the business of the Company to achieve the mission statements and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.

BOARD COMMITTEES
The Board Committees are generally committees of the Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com). The Board may also delegate some of its powers or specific decisions to ad hoc committees from time to time.

Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.

AUDIT COMMITTEE
The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Dilger, Mr Hammes and Mr Harrison.

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

James Hardie Annual Report 2011	67

that Mr Anderson, Mr Harrison and Mr Dilger are “audit committee financial experts.”

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;

•	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders;

•	discussing earnings releases as well as information and earnings guidance provided to analysts;

•	reviewing and assessing the Company’s risk management policies and procedures;

•	having general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;

•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;

•	reviewing the Company’s compliance with legal and regulatory requirements; and

•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

Conflicts of Interest
The Audit Committee oversees the Company’s Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting
The Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management systems, the performance and independence of the external auditor, or the performance of the internal audit function.

NOMINATING AND GOVERNANCE COMMITTEE
The Nominating and Governance Committee is responsible for:

•	identifying and recommending to the Board individuals qualified to become Board directors;

•	overseeing the evaluation of the Board and senior management;

•	assessing the independence of each Board director;

•	reviewing the conduct of the AGM; and

•	performing a leadership role in shaping the Company’s corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr Osborne and Mr van der Meer.

REMUNERATION COMMITTEE
The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs; assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the Company’s remuneration structure, policies and programs. It also:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

•	reviews the remuneration of Board directors;

•	reviews the remuneration framework for the Company;

•	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and “outside directors” for purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report above.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Dilger, Mr Hammes and Mr McGauchie.

POLICIES AND PROCESSES
As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. These include:

•	Code of Business Conduct and Ethics;

•	Ethics Hotline;

•	Continuous Disclosure and Market Communication; and

•	Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

CODE OF BUSINESS CONDUCT AND ETHICS
We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and Company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. The Audit Committee reviewed and revised the Code of Business Conduct and Ethics policy during the fiscal year.

We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2011.

COMPLAINTS/ETHICS HOTLINE
Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or

68	James Hardie Annual Report 2011

CORPORATE GOVERNANCE

(CONTINUED)

questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the Ethics Hotline.

All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and Director of Internal Audit (except in cases where the complaint refers to one of them). The most serious complaints are referred immediately to the Chairmen of the Audit Committee and Board. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about James Hardie’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland or submitted by phone at Telephone +353 (0)1 411 6924. All concerns will be forwarded to the appropriate Board directors for their review and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

CONTINUOUS DISCLOSURE AND MARKET COMMUNICATION
We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand James Hardie’s strategy and assess the quality of its management;

•	examine James Hardie’s financial position and the strength of its growth prospects; and

•	receive any news or information that might reasonably be expected to materially affect the price or market for James Hardie securities.

The CEO is responsible for ensuring the Company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President – Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the Company’s normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases before they are approved by the Board. The Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy and revised the policy during the fiscal year.

SHARE TRADING
All Company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the Company’s securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the Company’s compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for shortswing profit. Company employees who are not designated employees may hedge vested options or shares, provided they notify the Company. There is a general prohibition on hedging unvested shares, options or RSUs.

The Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

The Audit Committee reviewed the Company’s share trading approval practices under the Insider Trading policy and revised the policy during the fiscal year.

RISK MANAGEMENT

OVERALL RESPONSIBILITY
The Audit Committee and the Board reviewed our risk management processes during the fiscal year.

The Audit Committee has oversight of the Company’s risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel and Director of Internal Audit. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls.

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by the Corporate, US and Asia Pacific Risk Management Committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.

At a management level, the GMT (comprising in fiscal year 2011 the CEO, CFO, General Counsel, Executive General Manager USA, Executive General Manager International and the Vice President of Investor and Media Relations) is the primary management forum for risk assessment and management within the Company.

OBJECTIVE
The Company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

•	our risk management systems are effective;

•	our principal strategic, operational and financial risks are identified;

•	effective systems are in place to monitor and manage risks; and

69	James Hardie Annual Report 2011

CORPORATE GOVERNANCE

(CONTINUED)

•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.

POLICIES FOR MANAGEMENT OF MATERIAL BUSINESS RISKS
Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•	quarterly meetings of the corporate, US and Asia Pacific Risk Management Committees to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

•	quarterly reporting to the GMT, Audit Committee, and annual reporting to the Board, of the Risk Management Committees’ assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;

•	a program for the Audit Committee to review in detail each year all items identified by the Risk Management Committees as high level risks;

•	meetings of the Financial Statements Disclosure Committee to review all quarterly and annual results;

•	a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;

•	annual budgeting and monthly reporting to monitor performance;

•	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

•	regular monitoring of the Company’s liquidity and status of finance facilities;

•	maintaining an appropriate insurance program;

•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

•	issuing and revising standards and procedures in relation to environmental and health and safety matters;

•	implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;

•	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

•	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).

During the fiscal year, the Audit Committee and, through it, the Board received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of the Company’s current compliance programs and disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating the Company’s risk management culture.

RISK MANAGEMENT COMMITTEE
During the fiscal year, the Risk Management Committee was divided into three separate committees, one for Corporate, one for the US business and one for the non-US business, to allow each committee to focus on individual risks in greater detail. Each Committee comprises a cross-functional group of employees and reviews and monitors the risks facing the Company in their area of responsibility. The Risk Committees are coordinated by the Director of Internal Audit and report on a quarterly basis to the GMT. The Risk Committees also provide quarterly reports to the Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the Company.

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

EXTERNAL AUDIT
The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Board directors are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.

The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.

FINANCIAL STATEMENTS DISCLOSURE COMMITTEE
The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

James Hardie Annual Report 2011	70

CEO AND CFO CERTIFICATION OF FINANCIAL REPORTS
Under SEC rules and the Company’s internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate given that the Company’s financial reports are prepared in accordance with US GAAP.

The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the Company’s disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Group Management Team.

INTERNAL CONTROLS AND SOX 404
Each fiscal year, the members of the GMT, and key members of the Company’s business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2011, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2011.

The effectiveness of our internal control over financial reporting as of 31 March 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

71	James Hardie Annual Report 2011

CORPORATE GOVERNANCE

(CONTINUED)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries SE:

We have audited James Hardie Industries SE’s internal control over financial reporting as of 31 March 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries SE’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries SE maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries SE as of 31 March 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2011, and our report dated 19 May 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
19 May 2011

James Hardie Annual Report 2011	72

LIMITATIONS OF CONTROL SYSTEMS

Our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

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

SHAREHOLDERS’ PARTICIPATION

LISTING INFORMATION
James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.

ANNUAL GENERAL MEETING (AGM)
The 2010 AGM was held in Ireland and simultaneously broadcast to a meeting in Sydney. Shareholders in both locations were able to participate in the meeting, including voting and asking questions.

Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

COMMUNICATION
We are committed to communicating effectively with our shareholders through a program that includes:

•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

•	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

•	a comprehensive Investor Relations website that displays all Company announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;

•	site visits and briefings on strategy for investment analysts;

•	an email alert service to advise shareholders and other interested parties of announcements and other events; and

•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

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

COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

ASX PRINCIPLES AND RECOMMENDATIONS
Listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the Company has complied with the Principles and Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.

The Board has discussed the revisions to the Principles and Recommendations, which apply to financial years commencing 1 January 2011. Although we note that companies with a balance date of 30 June 2010 have been encouraged to adopt the policy in advance as part of their 2011 annual reports, James Hardie, which has a balance date of 31 March, will report against the new requirements as part of its 2012 annual report.

NYSE CORPORATE GOVERNANCE RULES
In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company’s CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) provides that

James Hardie Annual Report 2011	73

each listed company must submit an executed written affirmation annually to the NYSE about its compliance with the NYSE’s corporate governance listing standards and an interim written affirmation to the NYSE as and when required by the interim written affirmation form specified by the NYSE.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

•	In the US, an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment, otherwise the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and

•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

TAKEOVER RULES AND CONTROL OVER THE COMPANY
James Hardie is subject to Irish takeover laws. The Irish Takeover Rules are built on several General Principles which are set out below. Also, the takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquire more than 30% of voting rights must make a mandatory cash bid for all of the shares in the Company:

•	All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

•	The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, considerations of employment and the locations of the offeree’s places of business.

•	The board of an offeree must act in the interest of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.

•	False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

•	An offeror must announce an offer only after ensuring that he or she can pay in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

•	An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by any offer for its securities.

•	A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

74	James Hardie Annual Report 2011

CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES SE

INDEX

75	Report of Independent Registered Public Accounting Firm
76	Consolidated Balance Sheets as of 31 March 2011 and 31 March 2010
77	Consolidated Statements of Operations for the Years Ended 31 March 2011, 2010 and 2009
78	Consolidated Statements of Cash Flows for the Years Ended 31 March 2011, 2010 and 2009
79	Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended 31 March 2011, 2010 and 2009
80	Notes to Consolidated Financial Statements

James Hardie Annual Report 2011	75

REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAMES HARDIE INDUSTRIES SE
We have audited the accompanying consolidated balance sheets of James Hardie Industries SE (formerly “James Hardie Industries N.V. and Subsidiaries”) as of 31 March 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE at 31 March 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries SE’s internal control over financial reporting as of 31 March 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 19 May 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
19 May 2011

76	James Hardie Annual Report 2011

CONSOLIDATED
BALANCE SHEETS

JAMES HARDIE INDUSTRIES SE

	(Millions of US dollars)
	31 March
ASSETS	2011	2010

Current assets:
Cash and cash equivalents	$18.6	$19.2
Restricted cash and cash equivalents	0.8	0.6
Restricted cash and cash equivalents – Asbestos	56.1	44.5
Restricted short-term investments – Asbestos	5.8	13.3
Accounts and other receivables, net of allowance for doubtful accounts of $2.7 million and $2.3 million as of 31 March 2011 and 31 March 2010, respectively	138.1	155.0
Inventories	161.5	149.1
Prepaid expenses and other current assets	31.6	25.6
Insurance receivable – Asbestos	13.7	16.7
Workers’ compensation – Asbestos	0.3	0.1
Deferred income taxes	21.1	24.0
Deferred income taxes – Asbestos	10.5	16.4

Total current assets	458.1	464.5
Restricted cash and cash equivalents	4.5	4.7
Property, plant and equipment, net	707.7	710.6
Insurance receivable – Asbestos	188.6	185.1
Workers’ compensation – Asbestos	90.4	98.8
Deferred income taxes	27.3	3.2
Deferred income taxes – Asbestos	451.4	420.0
Deposit with Australian Taxation Office	–	247.2
Other assets	32.6	44.7

Total assets	$1,960.6	$2,178.8

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable and accrued liabilities	$106.4	$100.9
Current portion of long-term debt	–	95.0
Accrued payroll and employee benefits	40.9	42.1
Accrued product warranties	6.1	6.7
Income taxes payable	3.9	34.9
Asbestos liability	111.1	106.7
Workers’ compensation – Asbestos	0.3	0.1
Other liabilities	53.8	27.7

Total current liabilities	322.5	414.1
Long-term debt	59.0	59.0
Deferred income taxes	108.1	113.5
Accrued product warranties	20.1	18.2
Asbestos liability	1,587.0	1,512.5
Workers’ compensation – Asbestos	90.4	98.8
Australian Taxation Office – amended assessment	190.4	–
Other liabilities	37.6	80.6

Total liabilities	2,415.1	2,296.7

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 436,386,587 shares issued at 31 March 2011 and 434,524,879 shares issued at 31 March 2010	222.5	221.1
Additional paid-in capital	52.5	39.5
Accumulated deficit	(784.7)	(437.7)
Accumulated other comprehensive income	55.2	59.2

Total shareholders’ deficit	(454.5)	(117.9)

Total liabilities and shareholders’ deficit	$1,960.6	$2,178.8

The accompanying notes are an integral part of these consolidated financial statements

James Hardie Annual Report 2011	77

CONSOLIDATED
STATEMENTS
OF OPERATIONS

JAMES HARDIE INDUSTRIES SE

	Years Ended 31 March
(Millions of US dollars, except per share data)	2011	2010	2009

Net sales	$1,167.0	$1,124.6	$1,202.6
Cost of goods sold	(775.1)	(708.5)	(813.8)

Gross profit	391.9	416.1	388.8

Selling, general and administrative expenses	(173.4)	(185.8)	(208.8)
Research and development expenses	(28.0)	(27.1)	(23.8)
Asbestos adjustments	(85.8)	(224.2)	17.4

Operating income (loss)	104.7	(21.0)	173.6

Interest expense	(9.0)	(7.7)	(11.2)
Interest income	4.6	3.7	8.2
Other (expense) income	(3.7)	6.3	(14.8)

Income (loss) before income taxes	96.6	(18.7)	155.8

Income tax expense	(443.6)	(66.2)	(19.5)

Net (loss) income	$(347.0)	$(84.9)	$136.3

Net (loss) income per share – basic	$(0.80)	$(0.20)	$0.32
Net (loss) income per share – diluted	$(0.80)	$(0.20)	$0.31

Weighted average common shares outstanding (Millions):
Basic	435.6	433.1	432.3
Diluted	435.6	433.1	434.5

The accompanying notes are an integral part of these consolidated financial statements

78	James Hardie Annual Report 2011

CONSOLIDATED
STATEMENTS
OF CASH FLOWS

JAMES HARDIE INDUSTRIES SE

	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Cash Flows From Operating Activities
Net (loss) income	$(347.0)	$(84.9)	$136.3
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortisation	62.9	61.7	56.4
Deferred income taxes	(21.9)	19.2	(58.2)
Pension cost	1.3	0.1	0.7
Stock-based compensation	9.1	7.7	7.2
Asbestos adjustments	85.8	224.2	(17.4)
Tax benefit from stock options exercised	(0.4)	(0.9)	–
Other-than-temporary impairment on investments	–	–	14.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	63.3	14.9	69.0
Restricted short-term investments	9.7	54.4	–
Payment to the AICF	(63.7)	–	(110.0)
Accounts and other receivables	24.9	(30.1)	6.6
Inventories	(8.1)	(12.2)	40.3
Prepaid expenses and other assets	6.3	(48.1)	5.7
Insurance receivable – Asbestos	22.9	14.4	16.5
Accounts payable and accrued liabilities	(7.7)	35.4	(11.4)
Asbestos liability	(97.8)	(91.0)	(91.1)
Deposit with Australian Taxation Office	254.3	(29.3)	(9.9)
ATO settlement payment	–	–	(101.6)
Australian Taxation Office – amended assessment	190.4	–	–
Other accrued liabilities	(37.1)	47.6	0.9

Net cash provided by (used in) operating activities	$147.2	$183.1	$(45.2)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(50.3)	$(50.5)	$(26.1)
Proceeds from sale of property, plant and equipment	0.7	–	–

Net cash used in investing activities	$(49.6)	$(50.5)	$(26.1)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	$–	$–	$128.8
Repayments of short-term borrowings	–	(93.3)	(125.5)
Proceeds from long-term borrowings	460.0	274.0	431.6
Repayments of long-term borrowings	(555.0)	(350.7)	(375.4)
Proceeds from issuance of shares	4.9	10.1	0.1
Tax benefit from stock options exercised	0.4	0.9	–
Dividends paid	–	–	(34.6)

Net cash (used in) provided by financing activities	$(89.7)	$(159.0)	$25.0

Effects of exchange rate changes on cash	$(8.5)	$3.2	$53.3

Net (decrease) increase in cash and cash equivalents	(0.6)	(23.2)	7.0
Cash and cash equivalents at beginning of period	19.2	42.4	35.4

Cash and cash equivalents at end of period	$18.6	$19.2	$42.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$9.5	$13.1	$8.9
Short-term deposits	9.1	6.1	33.5

Cash and cash equivalents at end of period	$18.6	$19.2	$42.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$9.1	$7.4	$7.8
Cash paid during the year for income taxes, net	$38.7	$48.5	$23.2

The accompanying notes are an integral part of these consolidated financial statements

James Hardie Annual Report 2011	79

CONSOLIDATED
STATEMENTS OF CHANGES
IN SHAREHOLDERS’ DEFICIT

JAMES HARDIE INDUSTRIES SE

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	Income	Total

Balances as of 31 March 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)
Comprehensive income:
Net income	–	–	136.3	–	–	136.3
Pension and post-retirement benefit adjustments	–	–	–	–	0.7	0.7
Unrealised gain on investments	–	–	–	–	4.4	4.4
Foreign currency translation loss	–	–	–	–	(19.8)	(19.8)

Other comprehensive loss	–	–	–	–	(14.7)	(14.7)

Total comprehensive income						121.6
Stock-based compensation	–	7.2	–	–	–	7.2
Tax benefit from stock options exercised	–	(0.4)	–	–	–	(0.4)
Equity awards exercised	–	0.1	–	–	–	0.1
Dividends paid	–	–	(34.6)	–	–	(34.6)
Treasury stock retired	(0.5)	(3.5)	–	4.0	–	–

Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$–	$2.2	$(108.7)

Comprehensive income:
Net loss	–	–	(84.9)	–	–	(84.9)
Pension and post-retirement benefit adjustments	–	–	–	–	(0.2)	(0.2)
Unrealised gain on investments	–	–	–	–	1.2	1.2
Foreign currency translation gain	–	–	–	–	56.0	56.0

Other comprehensive income	–	–	–	–	57.0	57.0

Total comprehensive loss						(27.9)
Stock-based compensation	–	7.7	–	–	–	7.7
Tax benefit from stock options exercised	–	0.9	–	–	–	0.9
Equity awards exercised	1.9	8.2	–	–	–	10.1

Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$–	$59.2	$(117.9)

Comprehensive income:
Net loss	–	–	(347.0)	–	–	(347.0)
Pension and post-retirement benefit adjustments	–	–	–	–	1.3	1.3
Unrealised gain on investments	–	–	–	–	1.3	1.3
Foreign currency translation loss	–	–	–	–	(6.6)	(6.6)

Other comprehensive loss	–	–	–	–	(4.0)	(4.0)

Total comprehensive loss						(351.0)
Stock-based compensation	0.7	8.4	–	–	–	9.1
Tax benefit from stock options exercised	–	0.4	–	–	–	0.4
Equity awards exercised/released	0.7	4.2	–	–	–	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$–	$55.2	$(454.5)

The accompanying notes are an integral part of these consolidated financial statements

80	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES SE

1. BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background
On 21 August 2009, James Hardie Industries N.V. (“JHI NV”) shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” company, and on 17 June 2010, the Company changed its registered corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish “SE” company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE (“JHI SE”).

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

Upon shareholder approval of the Amended and Restated Final Funding Agreement (as amended from time to time, the “AFFA”) on 7 February 2007, the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

2. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ deficit.

Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

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

Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.

Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

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

Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental Remediation and Compliance Expenditures
Environmental remediation and Compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and

James Hardie Annual Report 2011	81

products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$7.9 million, US$9.1 million and US$9.9 million during the years ended 31 March 2011, 2010 and 2009, respectively.

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.3 million, US$9.3 million and US$7.2 million for the years ended 31 March 2011, 2010 and 2009, respectively. Included in stock-based compensation expense for the years ended 31 March 2011, 2010 and 2009 is an expense of US$2.2 million, US$1.6 million and nil, respectively, related to liability-classified awards.

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

Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2011	2010	2009

Basic common shares outstanding	435.6	433.1	432.3
Dilutive effect of stock awards	–	–	2.2

Diluted common shares outstanding	435.6	433.1	434.5

(US dollars)	2011	2010	2009

Net (loss) income per share – basic	$(0.80)	$(0.20)	$0.32
Net (loss) income per share – diluted	$(0.80)	$(0.20)	$0.31

Potential common shares of 13.8 million, 13.7 million and 19.0 million for the years ended 31 March 2011, 2010 and 2009, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

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

Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on

82	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF
In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company’s net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.

The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in the AICF, for financial reporting purposes, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. Since fiscal year 2007, the Company has classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company has classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.

For the year ended 31 March 2011, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding of the AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

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

Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.

James Hardie Annual Report 2011	83

Included in insurance receivable is US$10.8 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

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

Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statement of operations.

AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

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

Recent Accounting Pronouncements
In January 2010, the FASB issued ASU No. 2010-06, which requires new fair value disclosures pertaining to significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers and activity. For Level 3 fair value measurements, purchases, sales, issuances and settlements must be reported on a gross basis. Further, additional disclosures are required by class of assets or liabilities, as well as inputs used to measure fair value and valuation techniques. ASU No. 2010-06 is effective for interim and annual reporting periods beginning after 15 December 2009, except for the disclosures about purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after 15 December 2010. The adoption of the effective portions of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will result in a material impact to its reported consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU No. 2010-13, which provides additional guidance concerning the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments included in this update do not expand the recurring disclosure requirements already in effect. The amendments in this update are effective for fiscal years and interim periods beginning on or after 15 December 2010. The adoption of this ASU did not result in a material impact on the Company’s reported consolidated financial position, results of operations or cash flows.

84	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Cash at bank and on hand	$9.5	$13.1
Short-term deposits	9.1	6.1

Total cash and cash equivalents	$18.6	$19.2

4. RESTRICTED CASH

Included in restricted cash and cash equivalents is US$5.3 million related to an insurance policy at 31 March 2011 and 2010, which restricts the cash from use for general corporate purposes.

5. ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Trade receivables	$118.3	$122.8
Other receivables and advances	22.5	34.5
Allowance for doubtful accounts	(2.7)	(2.3)

Total accounts and other receivables	$138.1	$155.0

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2011	2010

Balance at beginning of period	$2.3	$1.4
Charged to expense	0.4	0.9

Balance at end of period	$2.7	$2.3

6. INVENTORIES

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Finished goods	$104.5	$99.8
Work-in-process	5.9	4.8
Raw materials and supplies	57.3	52.0
Provision for obsolete finished goods and raw materials	(6.2)	(7.5)

Total inventories	$161.5	$149.1

James Hardie Annual Report 2011	85

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	In Progress[1]	Total

Balance at 31 March 2009:
Cost	18.0	201.6	826.2	51.6	1,097.4
Accumulated depreciation	–	(47.3)	(349.3)	–	(396.6)

Net book value	$18.0	$154.3	$476.9	$51.6	$700.8

Changes in net book value:
Capital expenditures	0.1	3.6	30.0	16.8	50.5
Depreciation	–	(9.7)	(52.0)	–	(61.7)
Other movements	–	–	20.7	(20.7)	–
Foreign currency translation adjustments	–	–	21.0	–	21.0

Total changes	0.1	(6.1)	19.7	(3.9)	9.8

Balance at 31 March 2010:
Cost	$18.1	$205.2	$897.9	$47.7	$1,168.9
Accumulated depreciation	–	(57.0)	(401.3)	–	(458.3)

Net book value	18.1	148.2	496.6	47.7	710.6

Changes in net book value:
Capital expenditures	0.2	4.4	58.9	(13.2)	50.3
Retirements and sales	–	–	(0.7)	–	(0.7)
Depreciation	–	(9.5)	(53.4)	–	(62.9)
Foreign currency translation adjustments	–	–	10.4	–	10.4

Total changes	0.2	(5.1)	15.2	(13.2)	(2.9)

Balance at 31 March 2011:
Cost	18.3	209.6	966.5	34.5	1,228.9
Accumulated depreciation	–	(66.5)	(454.7)	–	(521.2)

Net book value	$18.3	$143.1	$511.8	$34.5	$707.7

[1]	Construction in progress consists of plant expansions and upgrades.

86	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Depreciation expense for the year ended 31 March 2011 was US$62.9 million. Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$2.4 million and US$2.3 million as of 31 March 2011 and 2010.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Trade creditors	$57.7	$71.3
Other creditors and accruals	48.7	29.6
Total accounts payable and accrued liabilities	$106.4	$100.9

9. LONG-TERM DEBT

At 31 March 2011, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	–	$50.0	$–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.02%	90.0	59.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	–	50.0	–

Total		$320.0	$59.0

The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12. The weighted average interest rate on the Company’s total debt was 1.02% and 0.92% at 31 March 2011 and 2010, respectively, and the weighted average term of all debt facilities is 1.9 years at 31 March 2011.

On 16 June 2010, US$161.7 million of the Company’s term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The Company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.

The Company replaced term facilities in the amount of US$45.0 million that matured in February 2011 with new term facilities totaling US$100.0 million. These facilities became available to the Company in February 2011. US$50.0 million of these facilities mature in September 2012 and US$50.0 million of these facilities mature in February 2014. At 31 March 2011, no amounts were outstanding under these new term facilities.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2011, there was US$59.0 million drawn under the combined facilities and US$261.0 million was unutilised and available.

At 31 March 2011, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.

James Hardie Annual Report 2011	87

10. PRODUCT WARRANTIES

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.9 million and US$1.2 million as of 31 March 2011 and 2010, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Balance at beginning of period	$24.9	$24.9	17.7
Accruals for product warranties	9.1	8.1	14.6
Settlements made in cash or in kind	(7.8)	(8.4)	(7.1)
Foreign currency translation adjustments	–	0.3	(0.3)

Balance at end of period	$26.2	$24.9	$24.9

88	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

11.	ASBESTOS

The AFFA was approved by shareholders in February 2007 to provide long-term funding to the AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Change in estimates:
Change in actuarial estimate – asbestos liability	$9.8	$(3.8)	$(180.9)
Change in actuarial estimate – insurance receivable	(0.5)	1.9	19.8
Change in estimate – AICF claims-handling costs	12.2	(1.4)	(1.2)

Subtotal – Change in estimates	21.5	(3.3)	(162.3)
(Loss) gain on foreign currency exchange	(107.3)	(220.9)	179.7

Total Asbestos Adjustments	$(85.8)	$(224.2)	$17.4

Asbestos-Related Assets and Liabilities
Under the terms of the AFFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2011	2010

Asbestos liability – current	$(111.1)	$(106.7)
Asbestos liability – non-current	(1,587.0)	(1,512.5)

Asbestos liability – Total	(1,698.1)	(1,619.2)
Insurance receivable – current	13.7	16.7
Insurance receivable – non-current	188.6	185.1

Insurance receivable – Total	202.3	201.8
Workers’ compensation asset – current	0.3	0.1
Workers’ compensation asset – non-current	90.4	98.8
Workers’ compensation liability – current	(0.3)	(0.1)
Workers’ compensation liability – non-current	(90.4)	(98.8)

Workers’ compensation – Total	–	–
Deferred income taxes – current	10.5	16.4
Deferred income taxes – non-current	451.4	420.0

Deferred income taxes – Total	461.9	436.4
Income tax payable	18.6	16.5
Other net liabilities	(1.3)	(1.7)

Net Amended FFA liability	(1,016.6)	(966.2)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	61.9	57.8

Unfunded Net Amended FFA liability	$(954.7)	$(908.4)

On 1 July 2010, the Company contributed US$63.7 million to the AICF in accordance with the terms of the AFFA.

Asbestos Liability
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance

James Hardie Annual Report 2011	89

for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011.

The changes in the asbestos liability for the year ended 31 March 2011 are detailed in the table below:

	A$	A$ to US$	US$
(Millions of US dollars)	Millions	rate	Millions

Asbestos liability – 31 March 2010	(1,768.0)	1.0919	(1,619.2)
Asbestos claims paid[1]	100.6	1.0584	95.0
AICF claims-handling costs incurred[1]	3.0	1.0584	2.8
Change in actuarial estimate[2]	9.5	0.9676	9.8
Change in estimate of AICF claims-handling costs[2]	11.8	0.9676	12.2
Loss on foreign currency exchange			(198.7)

Asbestos liability – 31 March 2011	(1,643.1)	0.9676	(1,698.1)

Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended 31 March 2011 are detailed in the table below:

	A$	A$ to US$	US$
(Millions of US dollars)	Millions	rate	Millions

Insurance receivable – 31 March 2010	220.3	1.0919	201.8
Insurance recoveries[1]	(24.1)	1.0584	(22.9)
Change in actuarial estimate[2]	(0.5)	0.9676	(0.5)
Gain on foreign currency exchange			23.9

Insurance receivable – 31 March 2011	195.7	0.9676	202.3

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes – asbestos for the year ended 31 March 2011 are detailed in the table below:

	A$	A$ to US$	US$
(Millions of US dollars)	Millions	rate	Millions

Deferred tax assets – 31 March 2010	476.5	1.0919	436.4
Amounts offset against income tax payable[1]	(22.3)	1.0584	(21.1)
AICF earnings[1]	(7.3)	1.0584	(6.9)
Gain on foreign currency exchange			53.5

Deferred tax assets – 31 March 2011	446.9	0.9676	461.9

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2011 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2011 and 2010, this amount was US$21.1 million and US$15.3 million, respectively. During the year ended 31 March 2011, there was a US$2.1 million unfavourable effect of foreign currency exchange.

Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.5 million and US$2.6 million at 31 March 2011 and 2010, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.

These other assets and liabilities of the AICF were a net asset of US$1.3 million and US$0.9 million at 31 March 2011 and 2010, respectively. During the year ended 31 March 2011, there was a US$0.1 million net favourable effect of foreign currency exchange on these other assets and liabilities.

90	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.

At 31 March 2011, the Company revalued the AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.3 million. This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.

The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2011 are detailed in the table below:

	A$	A$ to US$	US$
(Millions of US dollars)	Millions	rate	Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2010	63.1	1.0919	57.8
Asbestos claims paid[1]	(100.6)	1.0584	(95.0)
Payments received in accordance with AFFA[2]	72.8	1.1430	63.7
AICF operating costs paid – claims-handling[1]	(2.9)	1.0584	(2.8)
AICF operating costs paid – non claims-handling[1]	(2.3)	1.0584	(2.2)
Insurance recoveries[1]	24.1	1.0584	22.9
Interest and investment income[1]	4.5	1.0584	4.3
Unrealised gain on investments[1]	1.4	1.0584	1.3
Other[1]	(0.2)	1.0584	(0.1)
Gain on foreign currency exchange			12.0

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	59.9	0.9676	61.9

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate on the date of payment is used to convert the Australian dollar amount to US dollars.

James Hardie Annual Report 2011	91

Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2011. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.5 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.7 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2011 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2011, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.7 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$388.1 million (US$401.1 million) after making a general credit risk allowance for insurance carriers for A$58.6 million (US$60.6 million) and an allowance for A$56.3 million (US$58.2 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$1.0 billion) to A$2.3 billion (US$2.4 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.8 billion) to A$4.6 billion (US$4.8 billion) as of 31 March 2011. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

92	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2011		2010		2009		2008		2007

Number of open claims at beginning of period		529		534		523		490		564
Number of new claims		494		535		607		552		463
Number of closed claims		459		540		596		519		537
Number of open claims at end of period		564		529		534		523		490
Average settlement amount per settled claim	A$	204,366	A$	190,627	A$	190,638	A$	147,349	A$	166,164
Average settlement amount per case closed	A$	173,199	A$	171,917	A$	168,248	A$	126,340	A$	128,723
Average settlement amount per settled claim	US$	193,090	US$	162,250	US$	151,300	US$	128,096	US$	127,163
Average settlement amount per case closed	US$	163,642	US$	146,325	US$	133,530	US$	109,832	US$	98,510

Under the terms of the AFFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the AFFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

James Hardie Annual Report 2011	93

AICF – NSW Government Secured Loan Facility
On 9 December 2010, the AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby the AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$330.7 million, based on the exchange rate at 31 March 2011).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2011, the discounted value of insurance policies was A$177.3 million (US$183.2 million, based on the exchange rate at 31 March 2011).

In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. The AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if the AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by the AICF and the AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to the AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure the AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable. As of 19 May 2011, all substantive conditions precedent to drawdown of the facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 19 May 2011, there have not been any drawings on the Facility by the Obligors.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company’s net operating cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

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

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term

94	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other-than-temporarily impaired due to the economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair vale compared to the cost of the assets. Accordingly, for the year ended 31 March 2009, the Company recognised an other-than-temporary impairment charge on these investments of US$14.8 million within Other Expense. The Company recorded an unrealised gain on these restricted short-term investments of US$1.3 million for the year ended 31 March 2011. This unrealised gain is included as a separate component of accumulated other comprehensive income.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

Interest Rate Swaps — Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 31 March 2011, the Company had interest rate swap contracts with a total notional principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 March 2011, the weighted average fixed interest rate of these contracts is 2.4% and the weighted average remaining life is 2.6 years. These contracts have a fair value of US$6.1 million, which is included in Accounts Payable. For the year ended 31 March 2011, the Company included in Other Income an unrealised loss on interest rate swaps of US$3.8 million. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$3.9 million for the year ended 31 March 2011.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2011 according to the valuation techniques the Company used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as

(Millions of US Dollars)	31 March 2011	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$18.6	$18.6	$–	$–
Restricted cash and cash equivalents	61.4	61.4	–	–
Restricted short-term investments	5.8	5.8	–	–

Total Assets	$85.8	$85.8	$–	$–

Liabilities
Interest rate swap contracts included in Accounts Payable	6.1	–	6.1	–

Total Liabilities	$6.1	$–	$6.1	$–

13. COMMITMENT AND CONTINGENCIES

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business, including litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below, the amended assessment from the Australian Taxation Office (“ATO”) and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.

James Hardie Annual Report 2011	95

The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries are reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

The amount of the costs the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC’s favour against us in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against us, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against us that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.

In light of the uncertainty surrounding the amount of such costs, the Company has not recorded any provision for these costs at 31 March 2011.

ASIC subsequently filed applications for special leave to appeal to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals and a former officer. Certain former officers have also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s applications for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application.

As with the first instance proceedings, the Company will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. It is our policy to expense legal costs as incurred.

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

In addition, the Company is involved from time to time in various legal proceedings and administrative actions concerning the Company’s operations and products, including putative class action lawsuits. With respect to asserted claims, the Company believes it has made adequate provision on its consolidated balance sheet as of 31 March 2011 for asserted claims that are reasonably estimable. Although it is reasonably possible that the Company could experience an unexpected increase in the cost of asserted claims and may be subject to new asserted claims in the future, the Company is unable to estimate an amount or range of loss in relation to such matters. Management is of the opinion that, based on information presently known, the liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2011:

Years ending 31 March	(Millions of US dollars):

2012	$18.0
2013	16.5
2014	15.6
2015	15.1
2016	14.0
Thereafter	24.6

Total	$103.8

Rental expense amounted to US$15.3 million, US$13.2 million and US$14.5 million for the years ended 31 March 2011, 2010 and 2009, respectively.

Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.6 million at 31 March 2011.

96	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

14. AUSTRALIAN TAXATION OFFICE – AMENDED ASSESSMENT

In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office (“ATO”) with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

The ATO conceded that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, the Company treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on its consolidated balance sheet.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ’more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company removed the deposit with the ATO from its consolidated balance sheet and recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.

With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred. The Company will continue to expense GIC as incurred until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.

The ATO was awarded costs in connection with RCI’s appeal of the objection decision to the Federal Court of Australia. The Company has made a provision for such costs within other non-current liabilities on the Company’s consolidated balance sheet at 31 March 2011.

15. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Income (loss) from operations before income taxes:
Domestic[1]	$66.5	$12.8	$24.6
Foreign	30.1	(31.5)	131.2

Total income (loss) before income taxes	$96.6	$(18.7)	$155.8

Income tax (expense) benefit:
Current:
Domestic[1]	$(15.6)	$0.6	$(0.1)
Foreign	(447.4)	(137.7)	37.4

Current income tax (expense) benefit	(463.0)	(137.1)	37.3

Deferred:
Domestic[1]	(22.2)	(0.9)	(0.1)
Foreign	41.6	71.8	(56.7)

Deferred income tax benefit (expense)	19.4	70.9	(56.8)

Total income tax expense	$(443.6)	$(66.2)	$(19.5)

[1]	Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011. For fiscal years 2010 and 2009, domestic represents The Netherlands.

James Hardie Annual Report 2011	97

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Income tax (expense) benefit at statutory tax rates	$(18.3)	$8.3	$(47.0)
US state income taxes, net of the federal benefit	(1.7)	(3.7)	(2.9)
Asbestos – effect of foreign exchange	(31.7)	(66.4)	51.2
Benefit from Dutch financial risk reserve regime	–	3.2	1.8
Expenses not deductible	(4.0)	(3.7)	(7.8)
Non-assessable items	–	2.0	1.6
Income (losses) not available for carryforward	0.7	(0.6)	(4.1)
Repatriation of foreign earnings	(32.6)	–	–
Change in reserves	(0.2)	(2.2)	(13.4)
Amortisation of intangibles	(5.9)	–	–
Taxes on foreign income	(2.0)	(1.6)	(2.7)
State amended returns and audit	–	(2.2)	3.0
Tax assessment in dispute	(349.1)	–	–
Other permanent items	1.2	0.7	0.8

Total income tax expense	$ (443.6)	$ (66.2)	$ (19.5)

Effective tax rate	-459.2%	354.0%	12.5%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2011	2010

Deferred tax assets:
Asbestos liability	$461.9	$436.6
Other provisions and accruals	35.7	37.4
Net operating loss carryforwards	32.5	9.9
Capital loss carryforwards	34.3	30.4
Prepayments	–	2.8
Other	–	0.2

Total deferred tax assets	564.4	517.3

Valuation allowance	(43.1)	(39.2)

Total deferred tax assets, net of valuation allowance	521.3	478.1

Deferred tax liabilities:
Depreciable and amortisable assets	(114.9)	(115.7)
Accrued interest income	–	(12.0)
Foreign currency movements	–	(0.3)
Unremitted earnings	(32.6)	–
Other	(4.2)	–

Total deferred tax liabilities	(151.7)	(128.0)

Net deferred tax assets	$369.6	$350.1

98	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$3.9 million during fiscal year 2011 due to foreign currency movements.

At 31 March 2011, the Company had Australian and Irish tax loss carry-forwards of approximately US$47.1 million and US$23.6 million, respectively, that will never expire. The Company has a US tax loss carry-forward of US$18.7 million that will expire in 2031.

At 31 March 2011, the Company had US$114.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2011, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2011, the Company had European tax loss carry-forwards of approximately US$33.3 million that are available to offset future taxable income, of which US$24.0 million will never expire. Carry-forwards of US$9.4 million will expire in fiscal years 2014 through 2019. At 31 March 2011, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2011. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2011, the undistributed earnings of non-Irish subsidiaries approximated US$930.5 million. Subsequent to 31 March 2011, the Company adopted a plan to reorganise its subsidiary holding company structure. As a result, the Company has recognised deferred taxes of US$32.6 million on undistributed earnings of its US subsidiaries, as it intends to remit US earnings as part of the Company’s plan. At 31 March 2011, the undistributed earnings of US subsidiaries approximated US$651.4 million. Except as noted above, the Company intends to indefinitely reinvest its undistributed earnings of other non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2011, 2010 and 2009, the Company recorded an income tax expense of nil, US$2.2 million, and an income tax benefit of US$3.0 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia, the Philippines and Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2008. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007.

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2008 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2011.

ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.

The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of US$101.6 million (A$153.0 million) in December 2008.

James Hardie Annual Report 2011	99

Dutch Exit Tax
In connection with implementing Stage 1 of the Company’s proposal to re-domicile its corporate seat from The Netherlands to Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity and (ii) the exit from the Dutch Financial Risk Reserve regime.

The Dutch Tax Authority (the “DTA”) reviewed the Company’s assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA’s review, the Company incurred a capital gain and Dutch tax liability, which has been deferred and included in non-current Other Assets, net of amortisation, on the Company’s consolidated balance sheet as of 31 March 2011 and is being amortised on a straight-line basis over the remaining useful life of the intellectual property.

Unrecognised Tax Benefits
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties

Balance at 1 April 2008	$61.9	$47.0
Additions for tax positions of the current year	1.7	–
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)

Balance at 31 March 2009	$12.3	$(16.0)
Additions for tax positions of the current year	1.2	–
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	–	(6.2)

Balance at 31 March 2010	$7.7	$(26.9)
Additions for tax positions of the current year	0.1	–
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

As of 31 March 2011, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$185.5 million and US$196.3 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2011 and 2010, the total amount of interest and penalties recognised in tax expense was an expense of US$195.6 million and a benefit of US$4.7 million, respectively.

Except for the liability associated with the ATO amended assessment as disclosed in Note 14, the liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

16. STOCK-BASED COMPENSATION

At 31 March 2011, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan and the Long-Term Incentive Plan 2006 as amended in 2008.

Compensation expense arising from equity-based award grants as estimated using pricing models was US$9.1 million, US$7.7 million and US$7.2 million for the years ended 31 March 2011, 2010 and 2009, respectively. As of 31 March 2011, the unrecorded deferred stock-based compensation related to equity awards was US$9.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

JHI SE 2001 Equity Incentive Plan
Under the JHI SE 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 348,426 and 278,569 restricted stock units to its employees in the years ended 31 March 2011 and 2010, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2011, there were 854,409 restricted stock units outstanding under this plan.

100	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

The Company granted the following restricted stock units under the LTIP:

Restricted
Stock Units
Grant Date	Granted

15 September 2008	1,023,865
17 December 2008	545,757
29 May 2009	1,066,595
15 September 2009	522,000
11 December 2009	181,656
7 June 2010	807,457
15 September 2010	951,194

5,098,524

These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

At 31 March 2011, there were 1,937,000 options and 4,257,686 restricted stock units outstanding under this plan.

Stock Options
The Company estimates the fair value of each stock option on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The Company’s stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest. There were no stock options granted during the years ended 31 March 2011, 2010 and 2009.

The following table summarises the Company’s stock options available for grant and the activity in the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted Average
	Shares Available for Grant	Number	Exercise Price (A$)

Balance at 31 March 2009	23,747,833	18,272,928	7.28
Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215

Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159

Balance at 31 March 2011	26,756,207	11,355,295	7.40

The total intrinsic value of stock options exercised was A$0.6 million, A$4.7 million and nil for the years ended 31 March 2011, 2010 and 2009, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.4 million, US$0.9 million and nil for the years ended 31 March 2011, 2010 and 2009, respectively.

James Hardie Annual Report 2011	101

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2011:

Options Outstanding					Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value	Number	Price (A$)	Value (A$)

5.06	100,673	0.7	5.06	104,700	100,673	5.06	104,700
5.99	1,321,250	3.7	5.99	145,337	1,321,250	5.99	145,337
6.30	93,000	3.9	6.30	–	93,000	6.30	–
6.38	2,250,317	6.7	6.38	–	2,250,317	6.38	–
6.45	723,500	1.7	6.45	–	723,500	6.45	–
7.05	1,534,250	2.7	7.05	–	1,534,250	7.05	–
7.83	1,016,000	6.4	7.83	–	794,680	7.83	–
8.40	2,402,205	5.7	8.40	–	2,225,805	8.40	–
8.90	1,899,100	4.7	8.90	–	1,899,100	8.90	–
9.50	15,000	4.9	9.50	–	15,000	9.50	–

Total	11,355,295	4.8	7.40	250,037	10,957,575	7.38	250,037

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$6.10 as of 31 March 2011, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock
The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

		Weighted Average
		Fair Value at Grant
	Shares	Date (A$)

Non-vested at 31 March 2009	2,991,061	3.95
Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32

Non-vested at 31 March 2010	4,736,721	4.57
Granted	2,107,077	5.85
Vested	(970,793)	4.94
Forfeited	(760,910)	5.15

Non-vested at 31 March 2011	5,112,095	4.94

Restricted Stock – service vesting
The Company granted restricted stock units with a service vesting condition to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted

17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426

		3,585,625

102	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting
The Company issued 807,457 restricted stock units with a performance vesting condition under the LTIP to senior executives of the Company for the year ended 31 March 2011. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of the award recipient. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the vesting period.

When the scorecard is applied at the conclusion of fiscal year 2012, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the conclusion of fiscal year 2012.

Restricted Stock – market condition
Under the terms of the LTIP, the Company granted 951,194 and 703,656 restricted stock units (market condition) to members of the Company’s Managing Board and senior managers during the years ended 31 March 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2011 and 2010:

Date of grant	15 Sep 2010	11 Dec 2009	15 Sep 2009

Expected volatility	50.6%	49.9%	42.1%
Risk free interest rate	1.5%	2.1%	2.5%
Expected life in years	3.0	3.0	3.0
JHX stock price at grant date (A$)	5.94	8.20	7.04
Number of restricted stock units	951,194	181,656	522,000

Scorecard LTI – Cash Settled Units
Under the terms of the LTIP, the Company granted awards equivalent to 821,459 and 1,089,265 Scorecard LTI units during the years ended 31 March 2011 and 2010, respectively, that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Cash Settled Units
The Company granted 450 and 35,741 cash settled units (service vesting) to employees during the years ended 31 March 2011 and 2010, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

The total compensation cost related to liability classified awards for the years ended 31 March 2011 and 2010 was US$2.2 million and US$1.6 million, respectively.

17. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Company’s management team. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased operation of its pipe business in the United States.

James Hardie Annual Report 2011	103

Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

USA & Europe Fibre Cement	$814.0	$828.1	$929.3
Asia Pacific Fibre Cement	353.0	296.5	273.3

Worldwide total	$1,167.0	$1,124.6	$1,202.6

	Income (Loss) Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

USA & Europe Fibre Cement[2]	$160.3	$208.5	$199.3
Asia Pacific Fibre Cement[2]	79.4	58.7	47.1
Research and Development[2]	(20.1)	(19.0)	(18.9)

Segments total	219.6	248.2	227.5
General Corporate[3]	(114.9)	(269.2)	(53.9)

Total operating income (loss)	104.7	(21.0)	173.6
Net interest expense[4]	(4.4)	(4.0)	(3.0)
Other (expense) income	(3.7)	6.3	(14.8)

Worldwide total	$96.6	$(18.7)	$155.8

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2011	2010

USA & Europe Fibre Cement	$752.0	$780.8
Asia Pacific Fibre Cement	235.0	216.9
Research and Development	14.4	14.2

Segments total	1,001.4	1,011.9
General Corporate[5,6]	959.2	1,166.9

Worldwide total	$1,960.6	$2,178.8

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

USA	$789.2	$808.9	$912.2
Australia	266.4	214.3	193.2
New Zealand	52.9	50.6	50.0
Other Countries	58.5	50.8	47.2

Worldwide total	$1,167.0	$1,124.6	$1,202.6

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2011	2010

USA	$752.1	$783.6
Australia	155.5	131.6
New Zealand	45.8	49.8
Other Countries	48.0	46.9

Segments total	1,001.4	1,011.9
General Corporate[5,6]	959.2	1,166.9

Worldwide total	$1,960.6	$2,178.8

104	James Hardie Annual Report 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

JAMES HARDIE INDUSTRIES SE

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$9.7 million, US$10.4 million and US$8.0 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.4 million, US$1.0 million and US$1.2 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$16.9 million, US$15.7 million and US$14.4 million in fiscal years 2011, 2010 and 2009, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$3.2 million, US$3.3 million and US$4.5 million in fiscal years 2011, 2010 and 2009, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$28.0 million, US$27.1 million and US$23.8 million for the years ended 31 March 2011, 2010 and 2009, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.

[4]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$4.3 million, US$3.3 million and US$6.4 million in fiscal years 2011, 2010 and 2009, respectively. See Note 11.

[5]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 31 March 2011 and 2010 are US$819.7 million and US$797.7 million, respectively, and are included in the General Corporate segment.

Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

These two customers’ accounts receivable represented 20% and 29% of the Company’s trade accounts receivable at 31 March 2011 and 2010, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2011		2010		2009

		%		%		%

Customer A	$208.9	17.9	$224.4	20.0	$277.1	23.0
Customer B	134.0	11.5	144.5	12.8	149.6	12.4

	$342.9		$368.9		$426.7

Approximately 32% of the Company’s fiscal year 2011 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

18. ACCUMULATED OTHER
COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of the following components:

	31 March
(Millions of US dollars)	2011	2010

Pension and post-retirement benefit adjustments	$(0.3)	$(1.6)
Unrealised gain on restricted short-term investments	2.5	1.2
Foreign currency translation adjustments	53.0	59.6

Total accumulated other comprehensive income	$55.2	$59.2

James Hardie Annual Report 2011	105

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)

Fees paid to our independent registered public accounting firm for services provided for fiscal years 2011, 2010 and 2009 were as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009

Audit Fees[1]	$2.7	$2.7	$2.4
Audit-Related Fees[2]	0.3	–	–

[1]	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2]	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2011, 2010 and 2009.

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

SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED, NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)

The information furnished in the selected quarterly financial data for the years ended 31 March 2011 and 2010 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis

	Fiscal Years Ended 31 March 2011				Fiscal Years Ended 31 March 2010
	By Quarter				By Quarter
(Millions of US dollars, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$318.4	$287.6	$272.6	$288.4	$284.5	$304.2	$261.0	$274.9
Cost of goods sold	(201.6)	(194.2)	(187.8)	(191.5)	(174.1)	(186.6)	(164.3)	(183.5)

Gross profit	116.8	93.4	84.8	96.9	110.4	117.6	96.7	91.4
Operating income (loss)	127.0	(56.2)	(16.9)	50.8	(57.1)	(0.8)	25.1	11.8
Interest expense	(1.8)	(2.2)	(2.0)	(3.0)	(1.5)	(1.5)	(1.8)	(2.9)
Interest income	0.7	1.3	0.7	1.9	0.8	1.1	1.0	0.8
Other (expense) income	(4.4)	(2.9)	2.7	0.9	4.8	(1.0)	2.2	0.3

Income (loss) before income taxes	121.5	(60.0)	(15.5)	50.6	(53.0)	(2.2)	26.5	10.0
Income tax expense[1]	(16.6)	(363.7)	(10.9)	(52.4)	(24.9)	(17.4)	(11.6)	(12.3)

Net income (loss)	$104.9	$(423.7)	$(26.4)	(1.8)	(77.9)	$(19.6)	$14.9	$(2.3)

Net income (loss) per share – basic	$0.24	$(0.97)	$(0.06)	$(0.04)	$(0.18)	$(0.05)	$0.03	$0.01

Net income (loss) per share – diluted	$0.24	$(0.97)	$(0.06)	$(0.04)	$(0.18)	$(0.05)	$0.03	$0.01

[1]	Includes non-cash charge of US$345.2 million recognised in the second quarter of the fiscal year ended 31 March 2011 related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment. Amount also includes a charge of US$32.6 million recognised in the fourth quarter of the fiscal year ended 31 March 2011 related to our corporate structure simplification, as announced on 17 May 2011, which will be paid during the fiscal year ended 31 March 2012.

SECTION 3
ADDITIONAL INFORMATION FOR SHAREHOLDERS
RISK FACTORS
Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. You should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
ASBESTOS RELATED RISKS
Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the Performing Subsidiary), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group are found liable. These payments may affect our ability to grow the Company.
On 21 November 2006, JHI SE (formerly JHI NV), the Asbestos Injuries Compensation Fund (which we refer to as the “AICF”), the Government of the State of New South Wales, Australia (which we refer to as the NSW Government) and the Performing Subsidiary entered into an amended and restated Final Funding Agreement (which we refer to as the AFFA) to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former companies of the James Hardie Group, including ABN 60 Pty Limited (which we refer to as ABN 60), Amaca Pty Ltd (which we refer to as Amaca) and Amaba Pty Ltd (which we refer to as Amaba) (collectively, the Former James Hardie Companies) are found liable.
We have recorded an asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2011, based on the AFFA governing our anticipated future payments to the AICF. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments) and A$72.8 million (US$63.7 million) were made in fiscal years 2009 and 2011, respectively. Under the terms of the AFFA, we were not required to make a contribution to the AICF in fiscal years 2008 and 2010. We expect to make a contribution to the AICF in fiscal year 2012 of approximately US$51.5 million. Our obligation to make future contributions to the AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.
As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to the AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

Potential escalation in proven claims made against, and associated costs of, the AICF could increase our annual funding payments required to be made under the AFFA, which may cause us to have to increase our asbestos liability in the future.
The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to the AICF on an undiscounted and uninflated basis. Future annual payments to the AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.
If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by the AICF’s actuary (currently KPMG Actuarial Pty Limited, which we refer to as KPMG Actuarial) or if the AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay higher annual funding payments to the AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.
Up to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by the AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. The AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to the AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.
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
Because our revenues are primarily derived from sales in US dollars and the actuarially assessed asbestos liability is recorded in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.
Payments pursuant to the AFFA are required to be made to the AICF in Australian dollars. In addition, annual payments to the AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavourable fluctuations in the US dollar (the majority of our revenues is derived from sales in US dollars) or other currencies against the Australian Dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2011 and 2010, we recorded an unfavourable impact of US$107.3 million and US$220.9 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar. Any unfavourable fluctuation in US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The AFFA imposes certain non-monetary obligations.
Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of the AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganisations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favourable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.
There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the Australian Commonwealth Government), governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.
Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.
There is no certainty that the NSW Government loan facility to the AICF will remain in place for the entire term of the facility.
Drawings under the NSW Government loan facility to the AICF, as described in Note 11, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the loan facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, the AICF and Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the loan facility will remain in place for its intended term.
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
We may have insufficient Australian taxable income to utilise tax deductions.
We may not have sufficient Australian taxable income in future years to utilise the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilise such tax losses in future years of income. Any inability to utilise such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Certain AFFA tax conditions may not be satisfied.
Despite the ATO rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.
Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.
IRISH DOMICILE RELATED RISKS
In connection with transforming the Company to an Irish SE, we and certain of our subsidiaries entered into an employee involvement agreement setting out the terms of future employee involvement in JHI SE. There is a risk that our entry into the employee involvement agreement may result in a material change to our governance or adversely affect our decision making process.
Under the SE Regulation and other relevant legislation, formation of an SE through merger requires companies to enter into negotiations with a special negotiating body (which we refer to as the SNB), made up of employee representatives in the European Economic Area (which we refer to as the EEA) member states. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding certain matters both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion so that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to certain matters.
While we do not expect that the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, we have not operated under this type of agreement before and there can be no assurance that it will not affect our governance or decision making process. In addition, an adverse change in our governance or decision making process as a result of the employee involvement agreement could for a period of time affect our results of operations or the market price of our publicly traded securities.

The actual benefits that we realise as an Irish SE could be materially different from our current expectations.
The Re-domicile was designed to enable us to reorganise the Company in a manner that would, among other things, allow key senior managers with global responsibilities to spend more time with management at our local operations and in our markets and provide more certainty to JHI SE regarding its future tax obligations. In addition, the transformation was partly for the purpose of increasing our future flexibility by becoming subject to Irish law. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws applicable to our operations will not adversely change in the future, that Irish law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely affect us. A variety of other factors that are partially or entirely beyond our control could cause the actual benefits that we realise as an Irish SE to be materially different from what we currently expect.
Tax benefits are available under the US-Netherlands Income Tax Treaty to US and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the IRS) for calendar years 2006 and 2007, our eligibility for continuing benefits under the US-Netherlands Tax Treaty is still undetermined for 2008 to 2010.
On 28 December 2004, the United States and The Netherlands amended the US-Netherlands Income Tax Treaty (prior to amendment, the “Original US-NL Treaty”; post amendment, the “New US-NL Treaty”). We believe that, based on the transitional rules set forth in the New US-NL Treaty, the Original US-NL Treaty applied to us and to our Dutch and US subsidiaries until 31 January 2006. We believe that, under the limitation on benefits (which we refer to as the LOB) provision of the Original US-NL Treaty, no US withholding tax applied to interest or royalties that our US subsidiaries paid to our Dutch finance subsidiary. The LOB provision of the Original US-NL Treaty had various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New US-NL Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.
Companies eligible for benefits under the New US-NL Treaty qualify for a zero percent US withholding tax rate not only on interest and royalties but also, in certain circumstances, on dividends. However, the LOB provision of the New US-NL Treaty has a number of new, more restrictive eligibility requirements for eliminating or reducing US withholding taxes and for other treaty benefits. We changed our organisational and operational structure as of 1 January 2006 to satisfy the requirements of the LOB provision of the New US-NL Treaty and believe we are eligible for the benefits of the New US-NL Treaty commencing 1 February 2006 until 29 June 2010, at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Income Tax Treaty (the “US-Ireland Treaty”).
In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New US-NL Treaty is still undetermined for 2008 and subsequent periods to 29 June 2010 (at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Treaty) because such eligibility is determined on an annual basis. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New US-NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2008 and subsequent periods to 29 June 2010, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax benefits are available under the U.S.-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.
In October 2009 we transferred our intellectual property and our treasury and finance operations to Irish resident subsidiaries. We believe that interest and royalties paid by our US subsidiaries to these Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty (which we refer to as the U.S.-Ireland Treaty). For the period between the incorporation of these subsidiaries until the date that we became a tax resident in Ireland, under provisions of the US-Ireland Treaty, our Irish subsidiaries qualified for treaty benefits under the “derivative benefits” clause so long as we were also eligible for treaty benefits under the amended US-NL Income Tax Treaty.
We believe that, under the LOB provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.
With effect from 29 June 2010 forward (i.e., the date upon which we became an Irish tax resident), we believe that, under the US-Ireland Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.
Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2010 and subsequent periods, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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
Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of Freely Distributable Reserves (which we refer to as FDRs).
Under Irish corporate law, an Irish company is able to pay dividends and/or conduct a buy-back of shares up to the amount of its FDRs which are determined under applicable accounting practices generally accepted in Ireland (which we refer to as Irish GAAP). We believe that our current corporate structure has allowed us to maintain sufficient levels of FDRs to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs as announced in May 2011. However, transactions or events could cause a reduction in our FDRs, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.

TAXATION RELATED RISKS
Our effective income tax rate could increase and materially adversely affect our business.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which give rise to interest expense on external debt and intra-group debt, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Exposure to additional tax liabilities due to audits could materially adversely affect our business.
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
Our wholly-owned subsidiary, RCI Pty Ltd (which we refer to as RCI) may lose its appeal of a Federal Court judgment upholding an assessment by the ATO.
In March 2006, RCI received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment (which we refer to as the Objection Decision). On 11 July 2007, we filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009 and on 1 September 2010, the Federal Court dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, general interest charges (which we refer to as GIC) and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our consolidated balance sheet.
As a result of the Federal Court’s decision, we re-assessed our tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, we removed the deposit with the ATO from our consolidated balance sheet and recognised a non-cash expense of US$345.2 million (A$388.0 million) on our consolidated statement of operations for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our consolidated balance sheet relating to the unpaid portion of the amended assessment.
RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Federal Court of

Australia. Judgment has been reserved. If RCI is ultimately unsuccessful in appealing the amended assessment, RCI will be required to pay the unpaid portion of the amended assessment. As a result, our financial position, liquidity, results of operations and cash flows would be materially and adversely affected.
The ATO was awarded costs in connection with RCI’s appeal of the Objection Decision. The Company has recorded a reserve for such costs within Other Non-Current Liabilities on the Company’s consolidated balance sheet at 31 March 2011. Amounts paid to the ATO could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
OTHER RISKS
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
Any further slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, further deterioration or continued weaknesses in general economic conditions, such as higher interest rates, continued high levels of unemployment, continued restrictive lending practices and increased number of foreclosures could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Substantial and increasing competition in the building products industry could materially adversely affect our business.
Competition in the building products industry is based largely on price, quality, performance and service. Our fibre cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fibre cement products offered by other manufacturers. Some of our competitors may have greater product diversity and greater financial and other resources than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.
Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fibre cement products and the loss of any major customer could materially adversely affect our business.
Our largest four customers in the US represented approximately 56% of our total USA and Europe Fibre Cement gross sales in fiscal year 2011. Our largest customer in Australia accounted for approximately 12% of our total gross sales in Asia Pacific Fibre Cement in fiscal year 2011. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of these customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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
Our transformation to an Irish SE in June 2010 could also result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the US but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the SCI and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.
We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.
Uncertainty exists surrounding the amount of losses and expense arising from the ASIC proceedings.
On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeals against the appellants and ordered that we pay 90% of the costs incurred by ASIC in connection with our appeal.
The amount of costs we may be required to pay to ASIC in respect of the first instance and appeal proceedings is contingent on a number of factors, which include, without limitation, what costs are properly allocated and attributable to the issues pursued by ASIC against us and what costs could be deemed to be valid and reasonable taking into account the number of legal practitioners involved and their applicable fees rates.
In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for these costs at 31 March 2011. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
ASIC subsequently filed applications for special leave to the High Court appealing the Court of Appeals judgment in favour of the former directors’ appeals. Certain former officers have also filed special leave applications to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former executives, and the other former executive withdrew his application.
As with the first instance proceedings, we will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. It is our policy to expense legal costs as incurred. In fiscal years 2011, 2010 and 2009, we had net (recoveries)/expense of US$(8.7) million, US$3.4 million and US$14.0 million, respectively, related to the ASIC proceedings and appeals. Fiscal year 2011 includes recoveries from third parties of US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Our net costs in relation to the ASIC proceedings and appeals from February 2007 to 31 March 2011 totaled US$14.4 million.

Because we have significant operations outside of the United States and report our earnings in US dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 32%, 28% and 24% of our net sales in fiscal years 2011, 2010 and 2009, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of 31 March 2011 There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
If damages resulting from product defects exceed our insurance coverage, paying these damages could result in a material adverse effect on our business.
The actual or alleged existence of defects in any of our products could subject us to significant product liability claims, including potential putative class action claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty for certain of our fibre cement siding products in the United States. In total, as of 31 March 2011, we have accrued US$26.2 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
We may incur significant costs, including capital expenditures, in the future in complying with applicable environmental and health and safety laws and regulations.
In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing, among other matters, our operations, including the air, soil, and water quality of our plants, and the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.
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
We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business which could have a material adverse effect on our business.
Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2011, the average Northern Bleached Softwood Kraft (which we refer to as NBSK) pulp price was US$978 per ton, an increase of 30% compared to fiscal year 2010. NBSK pulp prices are forecasted to remain at or above US$1,000 per ton.
Freight costs in the US were also higher in fiscal year 2011 compared to the prior year. Freight costs are expected to rise reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.
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
The continued development of builder and consumer preference for our fibre cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, the failure to maintain and increase builder and consumer acceptance of our fibre cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.

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
Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.
Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalise on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be challenged or exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.
Severe weather, natural disasters and climate conditions could have an adverse effect on our overall business.
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and other natural disasters. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.
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
In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under current circumstances; and we may have to agree to terms that could increase the cost of our debt facilities. If we are unable to renew our credit facilities on terms which are not materially less favourable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-

back programs or take other measures to conserve cash in order to meet our future cash flow requirements.
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
Our most critical accounting estimates are described in Note 2 to our consolidated financial statements in Section 2. In addition, as discussed in Note 10, “Product Warranties” and Note 13, “Contingencies and Commitments” to our consolidated financial statements in Section 2, we make certain estimates including decisions related to legal proceedings and warranty reserves. Because by definition these estimates and assumptions involve the use of judgment, actual financial results may differ.
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
COMMITMENT TO PROVIDE FUNDING ON A LONG-TERM BASIS IN RESPECT OF ASBESTOS-RELATED LIABILITIES OF FORMER SUBSIDIARIES
The AFFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by us to account for the AFFA are described in Note 2 to our consolidated financial statements in Section 2.

Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2011	2010	2009
Change in estimates:
Change in actuarial estimate — asbestos liability	$9.8	$(3.8)	$(180.9)
Change in actuarial estimate — insurance receivable	(0.5)	1.9	19.8
Change in estimate — AICF claims handling costs	12.2	(1.4)	(1.2)

Subtotal — Change in estimates	21.5	(3.3)	(162.3)
(Loss) gain on foreign currency exchange	(107.3)	(220.9)	179.7

Total Asbestos Adjustments	$(85.8)	$(224.2)	$17.4

Asbestos-Related Assets and Liabilities
Under the terms of the AFFA, we have included on our consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by us as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2011	2010
Asbestos liability — current	$(111.1)	$(106.7)
Asbestos liability — non-current	(1,587.0)	(1,512.5)

Asbestos liability — Total	(1,698.1)	(1,619.2)

Insurance receivable — current	13.7	16.7
Insurance receivable — non-current	188.6	185.1

Insurance receivable — Total	202.3	201.8

Workers’ compensation asset — current	0.3	0.1
Workers’ compensation asset — non-current	90.4	98.8
Workers’ compensation liability — current	(0.3)	(0.1)
Workers’ compensation liability — non-current	(90.4)	(98.8)

Workers’ compensation — Total	—	—

Deferred income taxes — current	10.5	16.4
Deferred income taxes — non-current	451.4	420.0

Deferred income taxes — Total	461.9	436.4

Income tax payable	18.6	16.5
Other net liabilities	(1.3)	(1.7)

Net AFFA liability	(1,016.6)	(966.2)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	61.9	57.8

Unfunded Net AFFA liability	$(954.7)	$(908.4)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. We receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011.

The changes in the asbestos liability for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Asbestos liability — 31 March 2010	A$	(1,768.0)	1.0919	$(1,619.2)
Asbestos claims paid (1)		100.6	1.0584	95.0
AICF claims-handling costs incurred (1)		3.0	1.0584	2.8
Change in actuarial estimate (2)		9.5	0.9676	9.8
Change in estimate of AICF claims-handling costs (2)		11.8	0.9676	12.2
Loss on foreign currency exchange				(198.7)

Asbestos liability — 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at 31 March 2011 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Insurance Receivable — Asbestos
The changes in the insurance receivable for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to	US$
	Millions		US$ rate	Millions
Insurance receivable — 31 March 2010	A$	220.3	1.0919	$201.8
Insurance recoveries (1)		(24.1)	1.0584	(22.9)
Change in actuarial estimate (2)		(0.5)	0.9676	(0.5)
Gain on foreign currency exchange				23.9

Insurance receivable — 31 March 2011	A$	195.7	0.9676	$202.3

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate at 31 March 2011 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.
Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Deferred tax assets — 31 March 2010	A$	476.5	1.0919	$436.4
Amounts offset against income tax payable (1)		(22.3)	1.0584	(21.1)
AICF earnings (1)		(7.3)	1.0584	(6.9)
Gain on foreign currency exchange				53.5

Deferred tax assets — 31 March 2011	A$	446.9	0.9676	$461.9

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
Income Taxes Payable

A portion of the deferred income tax asset is applied against our income tax payable. At 31 March 2011 and 2010, this amount was US$21.1 million and US$15.3 million, respectively. During the year ended 31 March 2011, there was a US$2.1 million favourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.5 million and $2.6 million at 31 March 2011 and 2010, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.
These other assets and liabilities of the AICF were a net asset of US$1.3 million and US$0.9 million at 31 March 2011 and 2010, respectively. During the year ended 31 March 2011, there was a US$0.1 million net favourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF.
At 31 March 2011, we revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.3 million. This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.
The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2011 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions
Restricted cash and cash equivalents and restricted short-term investments — 31 March 2010	A$	63.1	1.0919	$57.8
Asbestos claims paid (1)		(100.6)	1.0584	(95.0)
Payments received in accordance with AFFA (2)		72.8	1.1430	63.7
AICF operating costs paid — claims handling (1)		(2.9)	1.0584	(2.8)
AICF operating costs paid — non-claims handling (1)		(2.3)	1.0584	(2.2)
Insurance recoveries (1)		24.1	1.0584	22.9
Interest and investment income (1)		4.5	1.0584	4.3
Unrealised gain on investments (1)		1.4	1.0584	1.3
Other (1)		(0.2)	1.0584	(0.1)
Gain on foreign currency exchange				12.0

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2011	A$	59.9	0.9676	$61.9

(1)	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

(2)	The spot exchange rate on the date of payment is used to convert the Australian dollar amount to US dollars.
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2011. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. We view the central estimate as the basis for recording the asbestos liability in our financial statements, which under US GAAP, we consider the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.5 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.7 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2011 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
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
The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, we believe that we are likely to be able to partially recover losses from various insurance carriers. As of 31 March 2011, KPMG Actuarial’s undiscounted central estimate of asbestos-related liabilities was A$2.7 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$388.1 million (US$401.1 million) after making a general credit risk allowance for insurance carriers for A$58.6 million (US$60.6 million) and an allowance for A$56.3 million (US$58.2 million) of “by claim” or subrogation recoveries from other third parties. We have not netted the insurance receivable against the asbestos liability on our consolidated balance sheets.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$1.0 billion) to A$2.3 billion (US$2.4 billion). The undiscounted, but inflated, estimates could be in the range of A$1.7 billion (US$1.8 billion) to A$4.6 billion (US$4.8 billion)), as of 31 March 2011. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions of the analysis is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

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
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March
	2011		2010		2009		2008		2007
Number of open claims at beginning of period		529		534		523		490		564
Number of new claims		494		535		607		552		463
Number of closed claims		459		540		596		519		537
Number of open claims at end of period		564		529		534		523		490
Average settlement amount per settled claim	A$	204,366	A$	190,627	A$	190,638	A$	147,349	A$	166,164
Average settlement amount per settled claim	US$	193,090	US$	162,250	US$	151,300	US$	128,096	US$	127,163
Average settlement amount per case closed	A$	173,199	A$	171,917	A$	168,248	A$	126,340	A$	128,723
Average settlement amount per case closed	US$	163,642	US$	146,325	US$	133,530	US$	109,832	US$	98,510
Under the terms of the AFFA, we have obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (which we refer to as the Approved Actuary). Our future disclosures with respect to claims statistics are subject to us obtaining such information from the Approved Actuary. We have had no general right (and have not obtained any right under the AFFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, we will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
AICF — NSW Government Secured Loan Facility
On 9 December 2010, the AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby the AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$330.7 million, based on the exchange rate at 31 March 2011).
The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2011, the discounted value of insurance policies was A$177.3 million (US$183.2 million, based on the exchange rate at 31 March 2011).
In accordance with the terms of the Facility, drawings under the Facility may only be used by the AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.
Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. The AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if the AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.
NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).
To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by the AICF and the AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to the AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.
Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure the AICF has sufficient liquidity to meet its future cash flow needs.
The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable. As of 19 May 2011, all substantive conditions precedent to drawdown of the facility have been satisfied with only procedural matters remaining. There are no amounts outstanding under the Facility. Further, from the time of signing through 19 May 2011, there have not been any drawings on the Facility by the AICF.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company’s net operating cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility. See “Risk Factors” for additional information concerning the AFFA.
LEGAL PROCEEDINGS
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business, including litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, the Company believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings, the matters described in the Product Warranty and Environmental and Legal sections below, the amended assessment from the ATO and income taxes, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. See also “Risk Factors.”
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against us, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against us were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. We defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.
The proceedings commenced on 29 September 2008 before Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company.
All defendants other than two lodged appeals against Justice Gzell’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by us was heard in May 2010.
On 30 September 2010, we entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries are reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. We note that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.
On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.
The amount of the costs we may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors, which include, without limitation, whether such costs (including the costs orders in ASIC’s favour against us in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against us, the associated legal work undertaken specifically in respect of those issues (as distinct from the legal costs of a previous claim and related order against us that was withdrawn by ASIC in September 2008 just prior to the commencement of the first instance trial, the legal costs incurred by ASIC in connection with similar or overlapping claims against other parties in the first instance or appeal proceedings and the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing), the number of legal practitioners involved in such legal work and their applicable fee rates.
In light of the uncertainty surrounding the amount of such costs, we have not recorded any provision for these costs at 31 March 2011.
ASIC subsequently filed applications for special leave appeal to the High Court appealing from the Court of Appeals judgment in favour of the former directors’ appeals and a former officer. Certain former officers also filed special leave applications in the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s applications for special leave on 13 May 2011. The High Court also granted the special leave applications for one of the former officers, and the other former officer withdrew his application.
As with the first instance proceedings, we will pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. It is our policy to expense legal costs as incurred.
For further information, see Section 3, “Additional Information for Shareholders — Risk Factors” and Note 13 to our consolidated financial statements in Section 2.
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognise a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
In fiscal years 2011, 2010 and 2009, we recorded an income tax expense of nil, an income tax expense of US$2.2 million and an income tax benefit of US$3.0 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.
We or one of our subsidiaries file income tax returns in various jurisdictions, including the United States, The Netherlands, Australia, New Zealand, the Philippines and Ireland. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2008. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2007.
In connection with our re-domicile from The Netherlands to Ireland, we became an Irish tax resident on 29 June 2010. While we were domiciled in The Netherlands, we derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for us on 1 February 2006. The amended treaty provided, among other things, requirements that we must meet for us to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, we made changes to our organisational and operational structure to satisfy the requirements of the amended treaty and believe that we were in compliance and qualified for treaty benefits while we were domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed for calendar year 2008 and subsequent periods in which we were domiciled in The Netherlands.
We believe that it is more likely than not that we were in compliance and should qualify for treaty benefits for calendar year 2008 and subsequent periods in which we were domiciled in The Netherlands. Therefore, we believe that the requirements for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2011.
Amended Australian Taxation Office Assessment
In March 2006, RCI Pty Ltd (which we refer to as “RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of GIC by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.
During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.
The ATO conceded that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.
On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (which we refer to as the “Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.
On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.
Prior to the Federal Court’s decision on RCI’s appeal, we believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal. As a result, until 31 August 2010, we treated the payment of 50% of the amended assessment, GIC and interest accrued on amounts paid to the ATO with respect to the amended assessment as a deposit on our consolidated balance sheet.
As a result of the Federal Court’s decision, we re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, we removed the deposit with the ATO from our consolidated balance sheet and recognised an expense of US$345.2 million (A$388.0 million) on our consolidated statement of operations, which did not result in a cash outflow for the year ended 31 March 2011. In addition, we recognised an uncertain tax position of US$190.4 million (A$184.3 million) on our consolidated balance sheet relating to the unpaid portion of the amended assessment.

RCI strongly disputes the amended assessment and is pursuing an appeal of the Federal Court’s judgment. RCI’s appeal was heard from 16 May 2011 to 18 May 2011 before the Full Court of the Federal Court of Australia. Judgment has been reserved.
With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred. The Company will continue to expense GIC as incurred until RCI ultimately prevails on the matter or the remaining outstanding balance of the amended assessment is paid.
The ATO was awarded costs in connection with RCI’s appeal of the objection decision to the Federal Court of Australia. The Company has made a provision for such costs within other non-current liabilities on the Company’s consolidated balance sheet at 31 March 2011.
For further information, see “Risk Factors” and “Management’s Discussion and Analysis — Liquidity and Capital Resources” and Note 14 to our consolidated financial statements in Section 2.
ATO Settlement
As announced on 12 December 2008, we and the ATO reached an agreement that finalised tax audits being conducted by the ATO on our Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits.
With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007. The agreed settlement, made without concessions or admissions of liability by either us or the ATO, required us to pay an amount of US$101.6 million (A$153.0 million) in December 2008.
Product Warranty
On 30 March 2011, one of the Company’s US subsidiaries was named as a defendant in a lawsuit pending in federal district court relating to product allegedly manufactured by the subsidiary. The lawsuit seeks unspecified damages on behalf of an individual homeowner.
The individual plaintiff seeks to bring the lawsuit on behalf of a purported but unidentified class of homeowners. Based on available information and circumstances presently known, the Company believes that the outcome of the proceedings with respect to the individual plaintiff will not have a material adverse effect on the Company’s financial condition, results of operations or cash flows. In addition, although the outcome of the individual plaintiff’s request for class action status is uncertain, the Company believes it has meritorious defenses to the lawsuit, and the subsidiary intends to vigorously defend the action.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
In addition, we are involved from time to time in various legal proceedings and administrative actions concerning our operations and products, including putative class action lawsuits. With respect to asserted claims, the Company believes it has made adequate provision on its consolidated balance sheet as of 31 March 2011 for asserted claims that are reasonably estimable. Although it is reasonably possible that we could experience an unexpected increase in the cost of asserted claims and may be subject to new asserted claims in the future, we are unable to estimate an amount or range of loss in relation to such matters. Management is of the opinion that based on information presently known, the liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2011	2010	2009
Fibre Cement United States and Canada	1,586	1,464	1,566
Fibre Cement Australia	416	389	397
Fibre Cement New Zealand	142	152	178
Fibre Cement Philippines	151	154	163
Pipes (United States and Australia)	59	60	90
Fibre Cement Europe	43	44	46
Research & Development, including Technology	107	106	109
General Corporate	36	41	48

Total Employees	2,540	2,410	2,597

Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008. As of the end of 31 March 2011, of the 2,540 average number of people employed, approximately 390 employees were members of labour unions (approximately 290 employees in Australia and 100 employees in New Zealand. Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labour disputes. We currently have no employees who are members of a union in the United States.
SHARE OWNERSHIP
As of 31 May 2011, the number of shares of our common stock beneficially owned by each person listed in Section 2, “Remuneration Report.”

	Number of
	Shares
	Beneficially	Percent of
Name	Owned	Class (1)
Current Directors and Executive Officers
Michael Hammes (2)	32,847	*
Donald McGauchie (3)	20,372	*
Brian Anderson	7,635	*
David Harrison	12,384	*
James Osborne	2,551	*
Rudy van der Meer	17,290	*
David Dilger (4)	25,000	*
Louis Gries	2,562,244	*
Russell Chenu	406,556	*
Robert Cox	84,178	*
Mark Fisher	1,121,505	*
Nigel Rigby	1,011,604	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

(1)	Based on 437,311,611 shares of common stock outstanding at 31 May 2011 (all of which are subject to CUFS).

(2)	As of 31 May 2011, 27,847 shares were held in the name of Mr and Mrs Hammes.

(3)	As of 31 May 2011 6,000 shares were held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee.

(4)	As of 31 May 2011, 25,000 shares were held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.
None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of 31 May 2011.

Option Ownership
The number of shares of our common stock that each person listed in Section 2, “Remuneration Report — Remuneration Table for Senior Executives,” have an option to purchase as of 31 May 2011 was:

	Number of Shares Underlying
Name	Options Owned		Exercise Price	Expiration Date
Current Executive Officers
Louis Gries	325,000	(1)	A$6.4490/share	December 2012
	325,000	(2)	A$7.05/share	December 2013
	381,000	(3)	A$8.40/share	November 2016
	415,000	(3)	A$8.40/share	November 2016
	437,000	(3)	A$7.83/share	August 2017
	445,000	(3)	A$7.83/share	August 2017
Russell Chenu	93,000	(4)	A$6.30/share	February 2015
	60,000	(3)	A$8.40/share	November 2016
	65,000	(3)	A$8.40/share	November 2016
	66,000	(3)	A$7.83/share	August 2017
	68,000	(3)	A$7.83/share	August 2017
Robert Cox	—
Mark Fisher	74,000	(1)	A$6.4490/share	December 2012
	132,000	(2)	A$7.05/share	December 2013
	180,000	(6)	A$5.99/share	December 2014
	190,000	(7)	A$8.90/share	December 2015
	158,500	(8)	A$8.40/share	November 2016
	277,778	(9)	A$6.38/share	December 2017
Nigel Rigby	20,003	(5)	A$5.0586/share	December 2011
	27,000	(1)	A$6.449/share	December 2012
	33,000	(2)	A$7.05/share	December 2013
	180,000	(6)	A$5.99/share	December 2014
	190,000	(7)	A$8.90/share	December 2015
	158,500	(8)	A$8.40/share	November 2016
	277,778	(9)	A$6.38/share	December 2017

(1)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2005.

(2)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2006.

(3)	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(4)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in February 2008.

(5)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2004.

(6)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2007.

(7)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2008.

(8)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in November 2009.

(9)	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable in December 2010.
Restricted Stock Unit Ownership
The number of shares of our common stock that each person listed in Section 2, “Remuneration Report — Remuneration Table for Senior Executives,” held as restricted stock units as of 31 May 2011 was:

	Number of Restricted Stock
Name	Units Owned		Unvested
Current Executive Officers
Louis Gries	558,708	(1)	558,708
	234,900	(2)	234,900
	81,746	(3)	81,746
	360,267	(5)	360,267
	577,255	(6)	577,255
Russell Chenu	108,637	(1)	108,637
	45,675	(2)	45,675
	15,895	(3)	15,895
	70,052	(5)	70,052
	72,157	(6)	72,157
Robert Cox	92,692	(1)	92,692
	3,286	(2)	3,286
Mark Fisher	116,948	(4)	116,948
	39,150	(2)	39,150
	13,624	(3)	13,624
	60,044	(5)	60,044
	67,003	(6)	67,003
Nigel Rigby	116,948	(4)	116,948
	39,150	(2)	39,150
	13,624	(3)	13,624
	60,044	(5)	60,044
	72,157	(6)	72,157

(1)	Granted under the Long Term Incentive Plan on 15 September 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(2)	Granted under the Long Term Incentive Plan on 15 September 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(3)	Granted under the Long Term Incentive Plan on 11 December 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(4)	Granted under the Long Term Incentive Plan on 17 December 2008. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

(5)	Granted under the Long Term Incentive Plan on 7 June 2010. Restricted stock units vesting are subject to ‘performance hurdles’ as outlined in the plan rules and vest, subject to the application of the Scorecard, in one instalment on 7 June 2012.

(6)	Granted under the Long Term Incentive Plan on 15 September 2010. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.
Stock-Based Compensation
At 31 March 2011, we had the following equity award plans: the Executive Share Purchase Plan (which we refer to as the Plan); the JHI SE 2001 Equity Incentive Plan and the Long-Term Incentive Plan 2006 as amended in 2008 (which we refer to as LTIP). Following completion of the Re-domicile on 17 June 2010, each of these plans (except for the Executive Share Purchase Plan, which is no longer operational), ceased to be governed by Dutch law and became governed by Irish law. The plans were also amended to reflect the fact that Irish SE will have a single board of directors, including changing the names of the plans as appropriate to reflect the single board.
Executive Share Purchase Plan
Prior to July 1998, JHIL issued stock under the Plan. Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2011, 2010 and 2009. No shares were issued under this plan during years ended 31 March 2011, 2010 and 2009.
Managing Board Transitional Stock Option Plan
On 22 November 2005, we granted options to purchase 1,320,000 shares of our common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. During fiscal year 2011, the plan and all remaining options issued under the plan lapsed. At 31 March 2011, there were nil options outstanding under this plan and no further equity awards will be granted under this plan.
JHI SE 2001 Equity Incentive Plan
Under our 2001 Equity Incentive Plan, our employees, including employees of our subsidiaries and officers who are employees, but not including any member of our Board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The 2001 Equity Incentive Plan was approved by our shareholders and Joint Board subject to implementation of the consummation of our 2001 Reorganisation. The 2001 Equity Incentive Plan has a 10 year life and will expire in September 2011 if it is not extended. Shareholders will be asked to extend the life of the 2001 Equity Incentive Plan by a further 10 years at the 2011 AGM.
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

The following number of options to purchase shares of our common stock issued under this plan were as follows:

		Options Outstanding as of
Share Grant Date	Number of Options Granted	31 May 2011
December 2001	4,248,417	100,673
December 2002	4,037,000	723,500
December 2003	6,179,583	1,534,250
December 2004	5,391,100	1,321,250
February 2005	273,000	93,000
December 2005	5,224,100	1,882,000
March 2006	40,200	15,000
November 2006	3,499,490	1,481,255
March 2007	330,900	17,100
December 2007	5,031,310	2,250,317

Total outstanding		9,418,345

The following number of restricted stock units issued under this plan were as follows:

	Number of Restricted	Restricted Stock Units
Share Grant Date	Stock Units Granted	vested as of 31 May 2011
June 2008	698,440	533,091
December 2008	992,271	408,326
December 2009	278,569	60,988
December 2010	348,426	—

Total	2,317,706	1,002,405

Our Remuneration Committee administers the 2001 Equity Incentive Plan. Subject to the provisions of the 2001 Equity Incentive Plan, our Remuneration Committee or it’s delegate is authorised to determine who may participate in the 2001 Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Remuneration Committee will have the exclusive power to interpret the 2001 Equity Incentive Plan and to adopt such rules and regulations as it deems necessary or appropriate for purposes of administering the 2001 Equity Incentive Plan. Subject to certain limitations, our Remuneration Committee will be authorised to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.
The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee. Our Remuneration Committee, in its discretion and as allowed by applicable laws, may allow cashless exercises of awards or may permit us to assist in the exercise of options.
Stock Options. Under the 2001 Equity Incentive Plan, our Remuneration Committee or its delegate is authorised to award nonqualified options to purchase shares of common stock as additional employment compensation. Options are exercisable over such periods as may be determined by our Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Remuneration Committee. Options are evidenced by notices of option grants authorised by our Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.
Performance Awards. Our Remuneration Committee or its delegate, in its discretion, may award performance awards to an eligible person contingent on the attainment of criteria specified by our Remuneration Committee. Performance awards are paid in the form of cash, shares of common stock or a combination of both. Our

Remuneration Committee determines the total number of performance shares subject to an award, and the terms and the time at which the performance shares will be issued.
Restricted Stock Awards. Our Remuneration Committee or it’s delegate may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as our Remuneration Committee may determine. Restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. Our Remuneration Committee determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or our financial performance or other criteria.
Stock Appreciation Rights. Remuneration Committee or it’s delegate also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right entitles the participant to receive from us an amount payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the positive difference between the fair market value of a share of common stock on the date of exercise and the grant price, or such lesser amount as our Remuneration Committee may determine.
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
Restricted Stock Units. Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 348,426, 278,569 and 1,690,711 restricted stock units under the 2001 Equity Incentive Plan in the years ended 31 March 2011, 2010 and 2009, respectively. As of 31 March 2011, there were 854,409 restricted stock units outstanding under this plan.
Scorecard LTI Units. We granted 450, 35,741 and nil cash settled Scorecard LTI units to employees in fiscal year 2011, 2010 and 2009, respectively. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date. Vesting of cash settled Scorecard LTI units is subject to a service condition.
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
Effect of Change in Control. The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Board as of the effective date of the 2001 Equity Incentive Plan, or individuals who became members of our Board after the effective date of the 2001 Equity Incentive Plan whose election or nomination for election was approved by at least a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute being at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalisation or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.
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
In November 2006 and August 2007, 1,132,000 and 1,016,000 options, respectively, were granted to Executives under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.
The Company granted the following restricted stock units to certain members of our management under the LTIP:

Grant Date	Number of Restricted Stock Units Granted
September 2008	1,023,865
December 2008	545,757
May 2009	1,066,595
September 2009	522,000
December 2009	181,656
June 2010	807,457
September 2010	951,194

Total	5,098,524

As of 31 May, 2011, there were 1,937,000 options and 4,257,686 restricted stock units outstanding under this plan.
Under the terms of the LTIP, 821,459 and 1,089,265 Scorecard LTI units were granted during the years ended 31 March 2011 and 2010, respectively that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.
Effect of Change in Control, Takeover by Certain Organisations or Liquidation. The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organisations or liquidation. For options, a “change in control” is deemed to have occurred if pursuant to a takeover bid or otherwise, any person together with their associates acquire shares, which when aggregated with shares already acquired by such person and their associates, comprise more than 30% of our issued shares. For restricted stock units, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Board, or (4) a similar transaction occurs which the Board determines to be a control event. On a change of control, the

Board can determine that all or some restricted stock units have vested on any conditions it determines. Any remaining restricted stock units lapse.
Other Compensation
Deferred Bonus Program
After carefully assessing the senior executives’ response to and performance in the extreme market conditions facing the entire housing industry in the United States, the Board concluded that executives’ performance was of such a standard that in this instance, an exceptional discretionary bonus was justified, and implemented the Deferred Bonus Program in June 2008.
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
These restricted stock units vested during fiscal year 2011. Accordingly, there are no restricted stock units outstanding under this program at 31 May 2011.
Executive Incentive Plan and Individual Performance Plan
The Company maintains two variable pay plans:
•	an Individual Performance Plan (which we refer to as the IP Plan), and

•	an Executive Incentive Plan (which we refer to as EIP).
The IP Plan is based on the individual’s performance on certain mutually agreed upon personal objectives.
In fiscal year 2010, the EIP contained a corporate component which rewarded management based on performance against predetermined Earnings Before Interest and Taxes (which we refer to as EBIT) goals which are adopted at the start of each fiscal year. Participating employees will have different EBIT and individual goals, depending on their function and location. The Board has the authority and discretion to approve payments under this plan to the Chief Executive Officer and Chief Financial Officer, the Remuneration Committee has the authority and discretion to approve or delegate payments due under this plan to the CEO’s direct reports, and the CEO has the authority and discretion to approve or delegate payments due under this plan to other Company employees for any given fiscal year.
Fiscal year 2010 bonuses were paid in cash for all employees other than the Chief Executive Officer or his direct reports, who were granted shares in lieu of cash bonuses. Fiscal year 2011 bonuses under the EIP and IP plan were paid in cash as per the plan.

401(k) Plan
We sponsor a US defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The US defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the 401(k) Plan) covering all US employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to US$16,500 in calendar year 2011 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$245,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
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
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
As of 31 May 2011, all issued and outstanding shares of our common stock were listed on the ASX in the form of CHESS Units of Foreign Securities, or CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.
To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our shares based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of 31 May 2011 which was 437,311,611 shares.

	Shares	Percentage of
	Beneficially	Shares
Shareholder	Owned	Outstanding
Commonwealth Bank of Australia (1)	49,692,187	11.36%
Schroder Investment Management Australia Limited (2)	43,527,584	9.95%
FMR LLC and FIL Limited (3)	33,874,177	7.75%
National Australia Bank Limited Group (4)	28,198,184	6.45%
Baillie Gifford & Co (5)	26,907,513	6.15%
Ausbil Dexia Limited (6)	24,980,920	5.71%
Lazard Asset Management Pacific Co (7)	24,162,172	5.53%

(1)	Commonwealth Bank of Australia became a major shareholder on 12 November 2009, with a holding of 21,820,423 shares of our issued capital and, through subsequent purchases, increased its holdings of our issued capital to 49,692,187 shares on 18 March 2011 in the last notice received.

(2)	Schroder Investment Management Australia Limited became a major shareholder on 28 January 2004, with a holding of 25,485,997 shares of our issued share capital and, through subsequent purchases and sales, Schroder Investment Management Australia Limited increased its holding to 43,527,584 shares on 25 November 2010 in the last notice received.

(3)	FMR LLC and FIL Limited became a major shareholder on 23 July 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales and purchases, FMR LLC and FIL Limited increased its holding to 33,874,177 shares of our issued share capital on 27 January 2011 in the last notice received.

(4)	National Australia Bank Limited Group became a major shareholder on 25 May 2004, with 23,060,940 shares of our issued share capital and increased its holding to 28,198,184 shares of our issued share capital on 16 June 2004 in the last notice received.

(5)	Baillie Gifford & Co and its affiliated companies became a major shareholder on 24 December 2007, with a holding of 24,577,253 shares of our issued share capital. On 26 June 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on 29 June 2009. On 12 November 2009, Baillie Gifford & Co became a major shareholder again and has increased its holding to 26,907,513 shares of our issued share capital on 24 September 2010 in the last notice received.

(6)	Ausbil Dexia Limited became a major shareholder on 12 January 2011 with 24,980,920 shares of our issued capital in the last notice received.

(7)	Lazard Asset Management Pacific Co became a major shareholder on 1 April 2004, with a holding of 24,505,916 shares of our issued share capital and, through subsequent purchases and sales, Lazard Asset Management Pacific Co ceased to be a major shareholder on 3 May 2010. On 29 April 2011, Lazard Asset Management Pacific Co became a substantial shareholder again with a holding of 24,162,172 shares of our issued share capital in the last notice received.
Concord Capital (which as of August 2010 became part of Invesco Australian Ltd) became a major shareholder on 18 June 2004, with 24,499,832 shares of our issued share capital. Their substantial holding status ceased on 6 August 2004 when their holdings in our issued share capital fell below 5%. On 20 August 2004, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holding fell below 5% on 8 April 2005. On 26 October 2007, Concord Capital became a substantial shareholder again but their substantial holding status again ceased when their holding fell below 5% on 3 June 2010. On 18 June 2010, Concord Capital became a substantial shareholder again but their substantial holding status again ceased when their holding fell below 5% on 16 December 2010.
Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.
Other Security Ownership Information
As of 31 May 2011, 0.61% of the outstanding shares of our common stock was held by 78 CUFS holders with registered addresses in the United States. In addition, as of 31 May 2011, 0.58% of our outstanding shares was represented by ADSs held by 5 holders, all of whom have registered addresses in the United States. A total of 1.19% of our outstanding capital stock was registered to 83 US holders as of 31 May 2011.
Related Party Transactions
Payments Made to Directors and Director Related Entities of JHI SE during the Year
Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company’s customers and receives a rebate from James Hardie in respect of those purchases.

Rudy van der Meer was until 1 January 2011 a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the Company. In each case those entities were providing these services to the Company prior to Mr van der Meer becoming a Board director.
David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries SE.
Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger’s service as a director of a number of James Hardie’s subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.
LISTING DETAILS
Price History
The high and low trading prices of JHI SE CUFS on the ASX are as follows:

Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2011	8.05	5.05
31 March 2010	8.86	3.73
31 March 2009	7.04	2.89
31 March 2008	9.65	5.34
31 March 2007	10.24	6.31
Fiscal quarter ended:
31 March 2011	6.88	5.67
31 December 2010	7.12	5.26
30 September 2010	6.90	5.05
30 June 2010	8.05	6.11
31 March 2010	8.86	7.07
31 December 2009	8.59	6.73
30 September 2009	7.95	3.73
30 June 2009	5.15	3.86
Month ended:
31 May 2011	6.03	5.20
30 April 2011	6.37	5.72
31 March 2011	6.65	5.67
28 February 2011	6.86	6.15
31 January 2011	6.88	6.15
31 December 2010	7.12	5.30

The high and low trading prices of JHI SE ADSs on the NYSE are as follows:

Period	High	Low
	(US$)	(US$)
Fiscal year ended:
31 March 2011	36.96	22.01
31 March 2010	41.22	14.50
31 March 2009	31.55	9.38
31 March 2008	40.50	23.00
31 March 2007	41.70	24.20
Fiscal quarter ended:
31 March 2011	35.55	28.63
31 December 2010	35.50	25.10
30 September 2010	30.40	22.01
30 June 2010	36.96	25.84
31 March 2010	41.22	31.90
31 December 2009	39.91	30.67
30 September 2009	34.50	14.50
30 June 2009	18.99	14.95
Month ended:
31 May 2011	32.14	27.57
30 April 2011	33.34	29.83
31 March 2011	33.03	28.63
28 February 2011	33.93	31.38
31 January 2011	35.55	29.97
31 December 2010	35.50	26.32
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS) ADSs	Australian Securities Exchange New York Stock Exchange
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
Trading on the New York Stock Exchange
In the United States, five JHI SE CUFS equal one JHI SE ADS. Our ADSs trade on the New York Stock Exchange under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to The Bank of New York Mellon, depositary for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.
MEMORANDUM AND ARTICLES OF ASSOCIATION
General
We were originally incorporated in 1998 as a private company with limited liability, or B.V. On 24 July 2001, we changed our name to James Hardie Industries N.V. and our legal form into that of a N.V., a public limited liability company under Dutch law. On 19 February 2010, we changed our name to James Hardie Industries SE and our legal form into that of a SE, being a Dutch SE company. On 17 June 2010, Stage 2 of the Re-domicile was implemented and we became an Irish SE company incorporated and existing under the laws of Ireland and we became an Irish tax resident on 29 June 2010.
Our corporate domicile is in Ireland and our office is located at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Ireland. We are registered at the Companies Registration Office of the Department of Enterprise Trade and Innovation in Dublin, Ireland under number 485719.
Key Provisions of our Articles of Association
Purpose of the Company
Our main object, which is stated in our Memorandum of Association, is to:
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
•	the power to delegate their powers to the chief executive officer, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;

•	the power to appoint attorneys to act on our behalf;

•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and

•	the power to do anything that is necessary or desirable for us to participate in any computerised, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.
Our Articles of Association expressly list some, but not all, of the duties of directors.
Under Irish law, directors have a common law fiduciary duty to act in the best interest of Irish SE and to exercise good faith and due care and skill. Directors also have statutory duties that mainly relate to administrative obligations.
Power to vote on compensation: The maximum aggregate remuneration of the non-executive directors is US$1,500,000 and can be changed from time to time by an ordinary resolution.
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
Shareholders may authorise us (acting through its directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).
The Board has the power (a) to issue shares up to a maximum of our authorised share capital and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorising the board to issue shares).
Our Articles of Association grant these authorisations to the board, which will expire (unless renewed) on 2 June 2015.

These authorisations are subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:
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
If the Board is at any time not designated as the authorised body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the Board.
As an Irish company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Australian law prohibits persons from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Australian and US laws and regulations.
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
In addition, Irish company law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognised stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the New York Stock Exchange, NASDAQ and the London Stock Exchange are the recognised stock exchanges for this purpose.
As the ASX is not currently a recognised stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our Articles of Association, outlined above, provided we do not treat such acquisition as a purchase.
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
Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.
Annual Report
Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. Our consolidated annual accounts will be prepared under Generally Accepted Accounting Principles applicable in the US (which we refer to as US GAAP). We will prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish company law. We will also prepare standalone annual entity accounts under Generally Accepted Accounting Principles applicable in Ireland (which we refer to as Irish GAAP) and lay those accounts before a general meeting of shareholders.
The annual accounts will also include report of an independent accountant.
Indemnification
Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish company law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favour of such director or company secretary, or where a court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. The articles of association apply the same restrictions to employees and persons deemed by our board to be our agent who are not current or former directors or company secretary.
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

Our board also determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADS depositary, will be entitled to dividends and sets the payment dates. Dividends are declared payable to our shareholders in US dollars. The ADS Depositary (Bank of New York Mellon) receives dividends in US dollars directly from JHI SE on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.
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
The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person acquires or holds a relevant interest in breach of the provisions. If a person acquires or holds a relevant interest in breach of the prohibition, we have several powers available to it under our Articles of Association. These include powers to require the disposal of our common stock, disregard the exercise of votes and suspend dividend rights. These powers will only extend to that number of shares of common stock which are acquired or held in breach of the prohibition.
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
Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership-reporting requirement applies whether or not the holders are US residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
In connection with implementation of Stage 2 of our Re-domicile on 17 June 2010, we adopted articles of association consistent with Irish company law and SE regulations resulting in substantial changes to the rights of security holders. The information required by this section is incorporated by reference to “Memorandum and Articles of Association —Key Provisions of our Articles of Association.
MATERIAL CONTRACTS
In addition to the other contracts that are described in this annual report, including without limitation the AFFA and certain other related agreements described in “Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” our stock option plans and certain material employment contracts described under Section 2, “Remuneration Report,” and any material contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as exhibits to this annual report and are hereby incorporated by reference, and the summary below is qualified in its entirety by reference to the full texts of such contracts.

US Dollar Cash Advance Facilities. At 31 March 2011, our credit facilities were drawn to US$59.0 million, which matures in February 2013. For all facilities, interest is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March, 2011, there was US$59.0 million drawn under the combined facilities and US$261.0 million was available.
As of 31 March 2011, we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.
Gypsum Indemnity. We sold our gypsum wallboard manufacturing facilities in April 2002. Under the terms of the sale agreement with the buyer, BPB US Holdings, Inc., we agreed to customary indemnification obligations which generally have expired. However, pursuant to the sale agreement, we agreed to indemnify the buyer for any future liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business. Although we are not aware of any asbestos-related claims arising from the gypsum business nor circumstances that would give rise to such claims, our obligation under the sale agreement to indemnify the buyer for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of our gypsum business.
Pursuant to the terms of our agreement to sell our gypsum business, we also retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. Because we believe the metals found emanated from an offsite source, we do not believe we are liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.
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
Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Articles of Association restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI SE and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.
There are no limitations, either by Irish law or in our Articles of Association, on the right of non-residents of Ireland to hold or vote our common stock.
TAXATION
The following summarises the material US, Dutch and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Dutch Taxation,” and “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organisational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.
This discussion does not bind either the US, Irish, or Dutch tax authorities or the courts of those jurisdictions. We have not sought a ruling nor will we seek a ruling of the US, Irish, or Dutch tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States, The Netherlands or Ireland would likewise concur.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.
United States Taxation
The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who invest in shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) a citizen or individual resident of the United States (as defined for US federal income tax purposes); (2) a corporation created or organised in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust was in existence on 20 August 1996 and properly elected to continue to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.

This summary does not comprehensively describe all possible tax issues that could influence a current or prospective US Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of US Shareholders, like financial institutions, life insurance companies, tax exempt organisations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The summary is based on the Internal Revenue Code, applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this annual report.
Treatment of ADSs. For US federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.
Taxation of Distributions. Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a US Shareholder depends on whether the distribution is from our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a US Shareholder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a US Shareholder will treat the excess first as a non-taxable return of capital to the extent of the US Shareholder’s tax basis in those shares and thereafter as capital gain. See the discussion of “Capital Gain Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.
Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable years beginning after 31 December 2002, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year.
Distributions to US Shareholders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income or, in the case of certain holders, “general category” income. However, if United States persons own, directly or indirectly, 50% or more of our shares of common stock, then a portion of the dividends (based on the portion of our earnings and profits that is from US sources) may be treated as sourced within the United States. This 50% ownership rule could potentially limit a US Shareholder’s ability to use foreign tax credits against the shareholder’s US tax liability. In addition, special rules will apply to determine a US Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.
The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in US dollars of that foreign currency on the date a US Shareholder receives it. A US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt and will recognise ordinary US source gain or loss when it sells or exchanges the foreign currency. US Shareholders who are individuals will not recognise gain upon selling or exchanging foreign currency if the gain does not exceed US$200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.
Credit of Foreign Taxes Withheld. Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitations, a US Shareholder may claim a credit against the US Shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a US Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the US Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and US Shareholders should consult their tax advisers to determine whether and to what extent they may claim foreign tax credits.
Sale or Other Disposition of Shares. Subject to the passive foreign investment company rules discussed below, a US Shareholder will recognise capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the US Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realised on the sale or disposition. Individual US Shareholders may benefit from lower marginal tax rates on capital gains recognised on shares sold, depending on the US Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the US Shareholder is a US citizen residing outside the United States and certain other conditions are met.
Capital Gain Rates. For individual US Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2010, the highest marginal income tax rate that could apply to the ordinary income of an individual US Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual US Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above).
Passive Foreign Investment Company Status. Special US federal income tax rules apply to US Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income excludes certain interest, dividends or royalties from related parties.
If we were a PFIC, each US Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the US Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.
Controlled Foreign Corporation Status. If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as 10-Percent Shareholders, we could be treated as a CFC, under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).
In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterised as dividends under the Code.
If we were classified as both a PFIC and a CFC, generally we would not be treated as a PFIC with respect to 10-Percent Shareholders. We believe that we are not and will not become a CFC.
US Federal Income Tax Provisions Applicable to Non-United States Holders. A Non-US Holder means a beneficial owner of our common stock that is (1) a nonresident alien as to the United States for US federal income tax purposes; (2) a corporation created or organised in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realised on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognised on a sale, exchange or other disposition of our shares by a Non-US Shareholder who is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.
US Information Reporting and Backup Withholding. Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US related financial intermediaries.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s US federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
Dutch Taxation
As from 1 April 2010 through 28 June 2010 we believe we should be considered to be a Dutch tax resident. However, with effect from 29 June 2010 forward, we believe we should be considered to be an Irish tax resident, as explained below under the Irish Taxation section, and should no longer be considered to be a Dutch tax resident under the Netherlands/Ireland double tax treaty from the date that the Irish tax authorities treat us as an Irish resident company under the treaty. In this regard, for the period covering 1 April 2010 through 28 June 2010, the following summary of the material Dutch tax consequences is generally applicable to an investment in shares of our common stock by a beneficial owner who is neither a tax resident nor a deemed tax resident of The Netherlands. This summary does not comprehensively describe all possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. For example, this summary omits from discussion Netherlands’ gift, estate and inheritance taxes. The summary is based on the Dutch tax legislation, published case law and other applicable regulations as at the date of this annual report, any of which may change possibly with retroactive effect.
Treatment of ADSs. In general, for Dutch tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this section of the annual report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.
Dutch Dividend Withholding Tax. As from 1 January 2007, The Netherlands has unilaterally reduced its dividend withholding tax rate to 15% irrespective of whether the recipient is entitled to the benefits of a tax treaty concluded with The Netherlands. The term “dividends” for this purpose includes, but is not limited to:
(1)	direct or indirect distributions in cash or in kind, deemed or constructive distributions, and repayments of additional paid-in capital not recognised as such for The Netherlands dividend withholding tax purposes;

(2)	liquidation proceeds, proceeds of redemption of shares of common stock or, generally, except if a certain specific exemption applies, consideration paid by us for the repurchase of shares of common stock in excess of the average paid-in capital recognised for The Netherlands dividend withholding tax purposes;

(3)	the par value of shares of common stock issued to a holder of shares of common stock or an increase of the par value of shares of common stock, as the case may be, to the extent that no contribution to capital, recognised for The Netherlands dividend withholding tax purposes, was made or will be made; and

(4)	the partial repayment of paid-in capital, recognised for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits, or zuivere winst, for dividend withholding tax purposes, unless the general meeting of our shareholders has previously resolved to make such repayment and provided that the par value of the shares of common stock concerned has been reduced by a corresponding amount by changing our Articles of Association. As a result of contributions in kind (i.e., in shares) to our paid-in capital made prior to the listing of our common shares, a portion of such paid-in capital may not be recognised for Dutch dividend withholding tax purposes.
If a double taxation convention is in effect between The Netherlands and the country of residence of a non-resident shareholder and depending on the terms of that double taxation convention, such non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 15%.
For example, under the US-NL Treaty, certain US corporate shareholders owning directly at least 10% of our voting power are eligible for a reduction to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in The Netherlands. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in The Netherlands and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in The Netherlands. The US-NL Treaty fully exempts from tax dividends we pay to exempt pension organisations and exempt organisations, as defined under the treaty. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the US-NL Treaty unless the shareholder satisfies certain tests under the limitation on benefits provisions of Article 26 of the US-NL Treaty. To prevent so-called dividend stripping, The Netherlands law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
A qualified exempt pension organisation may obtain a full exemption from the dividend withholding tax if, before the payment of the dividend, the organisation gives us in duplicate a signed Form IB 96 USA, along with the requisite banker’s affidavit as described above, and includes IRS Form 6166 for the relevant year or a valid qualification certification issued by the competent Dutch tax office and complies with certain other requirements. Other qualifying exempt organisations are ineligible for relief from withholding at source but may claim a refund of the tax withheld by filing a Form IB 95 USA and complying with certain other formalities.
Holders of shares of our common stock through a depository will initially receive dividends subject to a withholding tax rate of 15%. Upon timely receipt of required documents concerning a holder’s eligibility for the reduced rate under the US-NL Treaty, dependent on the status of the holder, the dividend-disbursing agent (via any nominee) will pay an amount equal to 10% of the dividend to the holder.
Dutch Taxes on Income and Capital Gains. A shareholder of shares of our common stock will not be subject to any Dutch taxes in respect of dividends distributed by us or capital gains realised on the disposition of shares of our common stock (other than the dividend withholding tax described above), provided that:
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
If a shareholder has a substantial interest in the shares of our common stock and is resident of a country with which The Netherlands has concluded a convention to avoid double taxation, such shareholder may, depending on the terms of such double taxation convention, be eligible for an exemption from Dutch tax on capital gains realised upon the disposition or deemed disposition of shares of our common stock, or to a full or partial exemption from Netherlands income tax on dividends we pay.
Under the US-NL Treaty, capital gains realised by a shareholder that has a substantial interest in the shares of our common stock and is a resident of the United States (as defined in the US-NL Treaty) upon the disposition of shares of our common stock, are, with certain exceptions, generally exempt from Dutch tax.
As indicated above, a shareholder of shares of our common stock, other than an individual, will be ineligible for the benefits of the US-NL Treaty if such shareholder does not satisfy the limitation on benefits provisions under Article 26 of the US-NL Treaty.
Other Taxes and Duties. No other Dutch registration tax, transfer tax, stamp duty or any similar documentary tax or duty will be payable by our investors in respect of or in connection with the subscription, issue, placement, allotment or transfer of shares of our common stock.
Irish Taxation
As discussed above, with effect from 29 June 2010 forward, we believe we should be considered to be an Irish tax resident and should no longer be considered to be a Dutch tax resident under the Netherlands/Ireland double tax treaty from the date that the Irish tax authorities treat us as an Irish resident company under the treaty. Accordingly, we believe that the Irish tax implications set out below are relevant for shareholders who invest in shares of our common stock and hold the shares as capital assets.
The following is a summary of the material Irish tax consequences generally applicable to shareholders who invest in shares of our common stock, who are neither tax resident, nor ordinarily resident in, Ireland. This summary does not contain a detailed description of all of the Irish tax consequences for all shareholders, which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser in relation to all of the possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. This summary is based on Irish tax legislation, relevant Irish case law, other Irish Revenue guidance and published opinions and administrative pronouncements of the Irish tax authorities, income tax treaties to which Ireland is a party, and such other authorities as we have considered relevant, all as in effect and available as at the date of this annual report, any of which may change possibly with retroactive effect.
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
Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:
•	an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;

•	a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.
Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.
Non-resident shareholders who are entitled to an exemption, as outlined above, and held their shares on 23 June 2009, will generally be able to receive dividends without any dividend withholding tax (and without the need to complete the aforementioned non-resident declaration forms) for a period of one year from 29 June 2010. Shareholders who acquired their shares after 23 June 2009 will not be entitled to this one year grace period and will be subject to the non-resident declaration procedures described below.

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
For example, under the US-Ireland Treaty, certain US corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction in withholding tax to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in Ireland. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in Ireland and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in Ireland. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the US-Irish Treaty unless the shareholder satisfies certain tests under the LOB provisions of Article 23 of the US-Ireland Treaty. To prevent so-called dividend stripping, Irish law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.
Irish Taxes on Income and Capital Gains. Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realised on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realised (subject to the availability of exemptions or reliefs).
Capital Acquisitions Tax. Irish capital acquisitions tax (which we refer to as CAT) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at 25%. Gifts and inheritances passing between spouses are exempt from CAT.
Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:
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
The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against US federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts. Irish domestic legislation also provides for a general relief from double taxation in respect of gifts and inheritances.
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
Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the US Securities and Exchange Commission (SEC). Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our Corporate Headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:
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
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar.

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
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Risk Factors.”
For our fiscal year ended 31 March 2011, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	67.6%	22.8%	4.5%	5.1%
Expenses (2)	61.5%	29.7%	3.9%	4.9%
Liabilities (excluding borrowings) (2)	11.7%	86.5%	1.4%	0.4%
For our fiscal year ended 31 March 2010, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	71.9%	19.1%	4.5%	4.5%
Expenses (2)	55.9%	36.5%	3.7%	3.9%
Liabilities (excluding borrowings) (2)	44.2%	54.4%	0.6%	0.8%

(1)	Comprised of Philippine Pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, selling general and administrative expenses, research and development expenses and adjustments to the liability. See “Risk Factors,” “Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries,” and Note 11 of our consolidated financial statements in Section 2 for further information regarding the asbestos liability.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2011, there were no material contracts outstanding.
Funding Under the AFFA
The A$ to US$ assets and liabilities rate moved unfavourably for us from 1.0919 as of 31 March 2010 to 0.9676 as of 31 March 2011, a 13% movement, resulting in a US$85.8 million unfavourable impact, net of changes in actuarial estimates, on our fiscal year 2011 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$923.8 million and that we do not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the

31 March 2011 exchange rate of 0.9676) would have approximately a US$86.8 million and US$106.1 million favourable and unfavourable impact, respectively, on our net income.
For fiscal year 2010, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$991.9 million and that we did not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the 31 March 2010 exchange rate of 1.0919) would have had approximately an US$82.5 million and US$101.0 million favourable and unfavourable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. As of 31 March 2011 and 2010, all of our borrowings were variable rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2011, we had interest rate swap contracts with a total notional principal of US$200.0 million and a fair value of US$6.1 million, which are included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
An assumed 10 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of 31 March 2011) would have had a 0.1% change on our fiscal year 2011 income before income taxes.
For fiscal year 2010, an assumed 9 basis point move in the interest rates applicable to our borrowings (a 10 percent move against our weighted-average floating rate interest rates as of 31 March 2010) would have had a 0.8% change on our fiscal year 2010 income before income taxes.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. We expect that pulp prices will rise and that energy, fuel and cement prices will also fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.
We have assessed the market risk for pulp and believe that, a US$109 per metric ton movement in market pulp prices, which represents approximately 10% of the average NBSK average pulp price for the year ended 31 March 2011, would have had approximately a 1.3% change in our cost of sales in fiscal year 2011. We have also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2011, would have had approximately a 0.5% change in cost of sales in fiscal year 2011.
For fiscal year 2010, we had assessed the market risk for pulp and believe that, a US$100 per metric ton movement in market pulp prices, which represented approximately 10% of the market pulp price at 31 March 2010, would have had approximately a 1.6% change in our cost of sales in fiscal year 2010. We also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2010, would have had approximately a 0.6% change in cost of sales in fiscal year 2010.

AMERICAN DEPOSITARY SHARES
We have listed our securities for trading on the NYSE. We sponsor a program whereby beneficial ownership of five CUFS is represented by one ADS, which is issued by The Bank of New York Mellon. These ADSs trade on the NYSE in the form of ADRs under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays).
The following is a summary of the fee provisions of our deposit agreement with The Bank of New York Mellon. For more complete information regarding ADRs, the entire deposit agreement should be read. The deposit agreement, as amended, has been filed as an exhibit to this annual report as Exhibit 2.1.

Persons depositing or withdrawing share
or ADS holders must pay:	For:
Taxes and other governmental charges	As necessary

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Expenses of the depositary	Converting foreign currency to US dollars

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Execution and delivery of ADSs, including issuances resulting from a distribution of shares, rights, or other property

$0.02 (or less) per ADS (or portion thereof)	Cash distributions and depositary services
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
All inquiries and correspondence regarding ADSs should be directed to The Bank of New York Mellon, depository for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.
EXHIBITS
Documents filed as exhibits to this annual report:

Exhibit
Number	Description of Exhibits

1.1	Articles of Association dated 17 June 2010 of James Hardie Industries SE, a European Company registered in Ireland (13)

Exhibit
Number	Description of Exhibits

2.1
Deposit Agreement dated as of 24 September 2001, as amended and restated as of 19 February 2010 and as further amended on 17 June 2010, between James Hardie Industries SE and The Bank of New York Mellon, as depositary (15)

2.2
Amended and Restated Common Terms Deed Poll dated 6 October 2009 among James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie International Finance Limited and James Hardie Industries N.V. (15)

2.3	Amended and Restated Common Terms Deed Poll dated 21 December 2009 among James Hardie International Finance Limited, James Hardie Building Products, Inc. and James Hardie Industries N.V. (15)

2.4	Form of 3 Year Term (Bullet) Facility Agreement dated 21 February 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.5	Form of 5 Year Term (Bullet) Facility Agreement dated 21 February 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)

2.6	Form of Guarantee Deed between James Hardie Industries N.V. and Financier (2)

2.7	Form of Lender Deeds of Confirmation dated 23 June 2009 between James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (7)

2.8
Form of Novation Deed dated 9 October 2009 between James Hardie International Finance Limited, James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (14)

2.9	AET Guarantee Trust Deed dated 19 December 2006 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (14)

2.10	Amending Deed to the AET Guarantee Trust Deed dated 6 October 2009 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (15)

2.11	Performing Subsidiary Undertaking and Guarantee Trust Deed dated 19 December 2006 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (14)

2.12	Amending Deed to the Performing Subsidiary Undertaking and Guarantee Trust Deed dated 6 October 2009 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (15)

2.13	Form of Term Facility Agreement between James Hardie International Finance Limited and Financier (9)

2.14
Form of Term (Bullet) Facility Agreement [entered into between James Hardie International Finance Limited, James Hardie Building Products, Inc and Financier; James Hardie International Finance Limited and Financier]

4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (10)

4.2	Executive Incentive Plan 2009 (7)

4.3	Amended and Restated James Hardie Industries SE Long Term Incentive Plan 2006 (12)

Exhibit
Number	Description of Exhibits

4.4	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)

4.5	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

4.6	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)

4.7	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)

4.8
Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees (7)

4.9
Lease between Brookfield Multiplex Carole Park Landowner Pty Limited (f/k/a Multiplex Carole Park Landowner Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. dated 18 October 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (7)

4.10
Variation of Lease dated 23 March 2004, among Brookfield Multiplex Rosehill Landowner Pty Ltd (f/k/a Multiplex Rosehill Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)

4.11	Lease dated 3 April 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (7)

4.12
Lease Amendment dated 23 March 2004, among Brookfield Multiplex Meeandah Landowner Pty Ltd (f/k/a Multiplex Meeandah Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)

4.13
Lease Agreement dated 23 March 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)

4.14
Lease Agreement dated 23 March 2004 among Location Group Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)

4.15	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective 30 June 2005 (3)

4.16	Industrial Building Lease Agreement, effective 6 October 2000, between James Hardie Building Products, Inc. and Fortra Fibre-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)

4.17	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of 12 December 2001 (2)

4.18	Amended and Restated Stock Purchase Agreement dated 12 March 2002, between BPB US Holdings, Inc. and James Hardie Inc. (2)

4.19	Amended and Restated Final Funding Agreement dated 21 November 2006 (4)

4.20	AFFA Amendment dated 6 August 2007 (6)

4.21	AFFA Amendment dated 8 November 2007 (6)

4.22	AFFA Amendment dated 11 June 2008 (6)

4.23	Address for Service of Notice on Trustee dated 13 June 2008 (6)

Exhibit
Number	Description of Exhibits

4.24	AFFA Amendment dated 17 July 2008 (7)

4.25
Deed to amend the AFFA and facilitate the Authorised Loan Facility dated 9 December 2010 between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds

4.26	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated 14 December 2006 (5)

4.27	Deed Poll dated 11 June 2008 — amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)

4.28	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated 21 December 2005 (3)

4.29	Amending Agreement (Parent Guarantee) dated 23 June 2009 by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. (15)

4.30	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated 22 June 2006 (3)

4.31	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated 14 December 2006 (5)

4.32	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated 14 December 2006 (5)

4.33
Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.34
Letter agreement dated 21 March 2007 amending Intercreditor Deed between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.35
Amending Deed (Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (15)

4.36
Performing Subsidiary Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.37
Letter agreement dated 21 March 2007 amending Performing Subsidiary Intercreditor Deed between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (14)

4.38
Amending Deed (Performing Subsidiary Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (15)

4.39
Deed of Confirmation dated 23 June 2009 between James Hardie Industries N.V., James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (8)

4.40	AICF facility agreement dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales

Exhibit
Number	Description of Exhibits

4.41	Fixed and floating charge dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales

4.42
Agreement on the Involvement of Employees dated 10 February 2010 between James Hardie Industries N.V., JH CBM plc, James Hardie International Holdings N.V., JHIHCBM and the Special Negotiating Bodies (9)

8.1	List of significant subsidiaries of James Hardie Industries SE

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLP, independent registered public accounting firm

15.2	Consent of KPMG Actuarial Pty Limited

99.1	Excerpts of the ASX Settlement Operating Rules (formerly called the ASTC Settlement Rules) as of 31 May 2011

99.2	Subdivision B, Division 3 of Part 7.2 of the Corporations Act 2001 as of 31 May 2011

99.3	ASIC Class Order 02/311, dated 11 March 2002 (2)

99.4	ASIC Modification, dated 7 March 2002 (2)

99.5	ASIC Class Order 04/166, dated 26 February 2004 (3)

101INS	Instance Document

101SCH	Schema Document

101CAL	Calculation Linkbase Document

101LAB	Label Linkbase Document

101PRE	Presentation Linkbase Document

101DEF	Definition Linkbase Document

(1)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 22 November 2004 and incorporated herein by reference.

(2)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 7 July 2005 and incorporated herein by reference.

(3)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 September 2006 and incorporated herein by reference.

(4)	Previously filed as an exhibit to our Current Report on Form 6-K dated 5 January 2007 and incorporated herein by reference.

(5)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 6 July 2007 and incorporated herein by reference.

(6)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 8 July 2008 and incorporated herein by reference.

(7)	Previously filed as an exhibit to our Form F-4 dated 23 June 2009 and incorporated herein by reference.

(8)	Previously filed as an exhibit to our Amendment No. 2 to Form F-4 dated 10 July 2009 and incorporated herein by reference.

(9)	Previously filed as an exhibit to our Post Effective Amendment No. 1 to Form F-4 dated 19 February 2010 and incorporated herein by reference.

(10)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-14036) dated 17 June 2010 and incorporated herein by reference.

(11)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-153446) dated 17 June 2010 and incorporated herein by reference.

(12)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form S-8 (Registration No. 333-161482) dated 17 June 2010 and incorporated herein by reference.

(13)	Previously filed as an exhibit to our Current Report on Form 6-K dated 18 June 2010 and incorporated herein by reference.

(14)	Previously filed as an exhibit to our Post Effective Amendment No. 2 to Form F-4 dated 17 June 2010 and incorporated herein by reference.

(15)	Previously filed as an exhibit to our Annual Report on Form 20-F dated 30 June 2010 and incorporate herein by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES SE

	By:	/s/ Louis Gries Louis Gries
Date: 29 June 2011		Chief Executive Officer