Form 20-F/A
period 2011-03-31
JAMES HARDIE INDUSTRIES SE
filed 2011-07-14
CIK 1159152

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

SIGNATURES
Exhibit Index
EX-12.1
EX-12.2
EX-13.1

Explanatory Note
This Amendment No. 1 to the registrant’s Annual Report on Form 20-F for the fiscal year ended 31 March 2011 amends the tables set forth on pages 54 and 55 (Remuneration report section 5.2 (a) Options and Remuneration Report section 5.2 (b) RSUs) to correct the “Total Value at Grant (US$)” and “Vested” columns.

1

54	James Hardie Annual Report 2011

REMUNERATION REPORT

(CONTINUED)

5.2 Equity Holdings for the Years Ended 31 March 2011 and 2010

(a) Options

		Exercise	Holding		Total			Value at		Value at	Holding	Weighted
		Price	at		Value at			Exercise		Lapse	at	Average
	Grant	per right	1 April		Grant[1]			per right[2]		per right[3]	31 March	Fair Value
Name	Date	(A$)	2010	Granted	(US$)	Vested	Exercised	(US$)	Lapsed	(US$)	2011	per right[4]
Senior Executives

Louis Gries	3-Dec-02[6]	$6.4490	325,000	325,000	$210,633	325,000	–	–	–	–	325,000	$0.6481

	5-Dec-03[5]	$7.0500	325,000	325,000	$338,975	325,000	–	–	–	–	325,000	$1.0430

	22-Nov-05[6]	$8.5300	1,000,000	1,000,000	$2,152,500	–	–	–	1,000,000	–	–	$2.1525

	21-Nov-06[7]	$8.4000	415,000	415,000	$888,100	415,000	–	–	–	–	415,000	$2.1400

	21-Nov-06[7]	$8.4000	381,000	381,000	$1,131,570	228,600	–	–	–	–	381,000	$2.9700

	29-Aug-07[7]	$7.8300	445,000	445,000	$965,650	445,000	–	–	–	–	445,000	$2.1700

	29-Aug-07[7]	$7.8300	437,000	437,000	$1,302,260	244,720	–	–	–	–	437,000	$2.9800

Russell Chenu	22-Feb-05[5]	$6.3000	93,000	93,000	$107,973	93,000	–	–	–	–	93,000	$1.1610

	22-Nov-05[6]	$8.5300	90,000	90,000	$193,725	–	–	–	90,000	–	–	$2.1525

	21-Nov-06[7]	$8.4000	65,000	65,000	$139,100	65,000	–	–	–	–	65,000	$2.1400

	21-Nov-06[7]	$8.4000	60,000	60,000	$178,200	36,000	–	–	–	–	60,000	$2.9700

	29-Aug-07[7]	$7.8300	68,000	68,000	$147,560	68,000	–	–	–	–	68,000	$2.1700

	29-Aug-07[7]	$7.8300	66,000	66,000	$196,680	36,960	–	–	–	–	66,000	$2.9800

Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–

Mark Fisher	17-Dec-01	$5.0586	68,283	68,283	$28,904	68,283	68,283	1.7114	–	–	–	$0.4233

	3-Dec-02	$6.4490	74,000	74,000	$47,959	74,000	–	–	–	–	74,000	$0.6481

	5-Dec-03	$7.0500	132,000	132,000	$137,676	132,000	–	–	–	–	132,000	$1.0430

	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	–	–	–	–	180,000	$1.0182

	1-Dec-05	$8.9000	190,000	190,000	$386,137	190,000	–	–	–	–	190,000	$2.0323

	21-Nov-06	$8.4000	158,500	158,500	$291,069	158,500	–	–	–	–	158,500	$1.8364

	10-Dec-07	$6.3800	277,778	277,778	$275,084	277,778	–	–	–	–	277,778	$0.9903

Nigel Rigby	17-Dec-01	$5.0586	20,003	20,003	$8,467	20,003	–	–	–	–	20,003	$0.4233

	3-Dec-02	$6.4490	27,000	27,000	$17,499	27,000	–	–	–	–	27,000	$0.6481

	5-Dec-03	$7.0500	33,000	33,000	$34,419	33,000	–	–	–	–	33,000	$1.0430

	14-Dec-04	$5.9900	180,000	180,000	$183,276	180,000	–	–	–	–	180,000	$1.0182

	1-Dec-05	$8.9000	190,000	190,000	$386,137	190,000	–	–	–	–	190,000	$2.0323

	21-Nov-06	$8.4000	158,500	158,500	$291,069	158,500	–	–	–	–	158,500	$1.8364

	10-Dec-07	$6.3800	277,778	277,778	$275,084	277,778	–	–	–	–	277,778	$0.9903

James Hardie Annual Report 2011	55

(b) RSUs

		Holding		Total			Holding	Weighted
		at		Value at			at	Average
	Grant	1 April		Grant[1]			31 March	Fair Value
Name	Date	2010	Granted	(US$)	Vested	Lapsed	2011	per unit[4]
Senior Executives

Louis Gries	15-Sep-08[8]	201,324	201,324	$746,107	201,324	–	–	$3.7060
	15-Sep-08[9]	558,708	558,708	$1,592,318	–	–	558,708	$2.8500
	29-May-09	487,446	487,446	$1,640,256	–	–	487,446	$3.3650
	15-Sep-09[9]	234,900	234,900	$1,176,849	–	–	234,900	$5.0100
	11-Dec-09[9]	81,746	81,746	$564,865	–	–	81,746	$6.9100
	07-Jun-10[11]	–	360,267	$2,142,760	–	–	360,267	$5.9477
	15-Sep-10[9]	–	577,255	$2,595,627	–	–	577,255	$4.4965

Russell Chenu	15-Sep-08[9]	108,637	108,637	$309,615	–	–	108,637	$2.8500
	29-May-09	94,781	94,781	$318,938	–	–	94,781	$3.3650
	15-Sep-09[9]	45,675	45,675	$228,832	–	–	45,675	$5.0100
	11-Dec-09[9]	15,895	15,895	$109,834	–	–	15,895	$6.9100
	07-Jun-10[11]	–	70,052	$416,648	–	–	70,052	$5.9477
	15-Sep-10[9]	–	72,157	$324,454	–	–	72,157	$4.4965

Robert Cox	15-Sep-08[9]	155,196	155,196	$442,309	–	62,504	92,692	$2.8500
	29-May-09	135,402	135,402	$455,628	–	61,580	73,822	$3.3650
	15-Sep-09[9]	65,250	65,250	$326,903	–	65,250	–	$5.0100
	11-Dec-09[9]	22,707	22,707	$156,905	–	22,707	–	$6.9100
	07-Jun-10[11]	–	100,074	$595,210	–	96,788	3,286	$5.9477

Mark Fisher	17-Jun-08[10]	36,066	36,066	$144,625	36,066	–	–	$4.0100
	17-Dec-08[9]	116,948	116,948	$268,980	–	–	116,948	$2.3000
	29-May-09	77,548	77,548	$260,949	–	–	77,548	$3.3650
	15-Sep-09[9]	39,150	39,150	$196,142	–	–	39,150	$5.0100
	11-Dec-09[9]	13,624	13,624	$94,142	–	–	13,624	$6.9100
	07-Jun-10[11]	–	60,044	$357,124	–	–	60,044	$5.9477
	15-Sep-10[9]	–	67,003	$301,279	–	–	67,003	$4.4965

Nigel Rigby	17-Jun-08[10]	36,066	36,066	$144,625	36,066	–	–	$4.0100
	17-Dec-08[9]	116,948	116,948	$268,980	–	–	116,948	$2.3000
	29-May-09	77,548	77,548	$260,949	–	–	77,548	$3.3650
	15-Sep-09[9]	39,150	39,150	$196,142	–	–	39,150	$5.0100
	11-Dec-09[9]	13,624	13,624	$94,142	–	–	13,624	$6.9100
	07-Jun-10[11]	–	60,044	$357,124	–	–	60,044	$5.9477
	15-Sep-10[9]	–	72,157	$324,454	–	–	72,157	$4.4965

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Value Market Value of a share of the company’s stock at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the company’s stock at Lapse less the Exercise price per right.

[4]	Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 58 for summary of key terms of options granted.

[6]	Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 60 for summary of key terms of options granted.

[7]	Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, pages 59-60 for summary of key terms of options granted.

[8]	Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 61 for key terms of Deferred Bonus RSUs.

[9]	Relative TSR RSUs granted under LTIP. See section 7, page 59 for key terms of Relative TSR RSUs.

[10]	Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan.

[11]	Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted under LTIP. See Section 7, Page 60 for key terms of Hybrid RSUs.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES SE
By:	/s/ Louis Gries
Louis Gries
Chief Executive Officer

Date: 14 July 2011

2

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