Form 20-F
period 2012-03-31
JAMES HARDIE INDUSTRIES SE
filed 2012-07-02
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT	OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2012

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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 437,175,963 shares of common stock at 31 March 2012.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

For certain information about the basis of preparing the financial information in this Annual Report, see Section 2, “Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements”. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see Section 2, “Reading this Report.”

A “Glossary of Abbreviations and Defined Terms” has also been included under Section 4 of this Annual Report.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

FORM 20-F CROSS REFERENCE INDEX

20-F Item Number and Description	Page

PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	5-8

B. Capitalisation and Indebtness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	162-177

Item 4. Information on the Company

A. History and Development of the Company	8-10

B. Business Overview	11-19

C. Organisational Structure	9-10; 19

D. Property, Plants and Equipment	19-22; 109

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

A. Operating Results	89-102

B. Liquidity and Capital Resources	103-110

C. Research and Development, Patents and Licenses, etc	17-18; 110

D. Trend Information	110
E. Off-Balance Sheet Arrangements	110
F. Tabular Disclosure of Contractual Obligations	109

G. Safe Harbor	82-83

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	23-30
B. Compensation	31-61

C. Board Practices	62-70

D. Employees	191

E. Share Ownership	191-198

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	227-228

B. Related Party Transactions	199

C. Interests of Experts and Counsel	None

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	111-159; 177-190; 208

B. Significant Changes	None

Item 9. The Offer and Listing
A. Offer and Listing Details	199-200

B. Plan of Distribution	Not Applicable

C. Markets	201

D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable
Item 10. Additional Information
A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	203-211
C. Material Contracts	211-212

D. Exchange Controls	212

FORM 20-F CROSS REFERENCE INDEX

(Continued)

20-F Item Number and Description	Page

E. Taxation	212-222

F. Dividends and paying agents	Not Applicable
G. Statement by Experts	Not Applicable

H. Documents on Display	222-223

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	223-225

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable

C. Other Securities	Not Applicble

D. American Depositary Shares	225-226

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	75-78
Item 16A. Audit Committee Financial Expert	68

Item 16B. Code of Business Conduct and Ethics	70

Item 16C. Principal Accountant Fees and Services	160

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	202

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	80

Item 16H. Mine Safety Disclosures	21

PART III

Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	111-159
Item 19. Exhibits	231-235

SECTION 1.

INTRODUCTION

The Company is a world leader in manufacturing fibre cement siding and backerboard. Our current primary geographic markets include the United States (“US”), Australia, New Zealand, the Philippines, Europe and Canada.

Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial applications.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades and floor and tile underlay.

We employ approximately 2,600 people and generated net sales of US$1.2 billion in fiscal year 2012.

SELECTED FINANCIAL DATA

We have included in this annual report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2012 and 2011, and our consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years ended 31 March 2012, 2011 and 2010, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the US, or “US GAAP.”

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

	Fiscal Year ended 31 March
	2012		2011		2010		2009		2008
	(In millions of US dollars except sales price per unit and per share data)

Consolidated Statements of Operations Data:
Net Sales
USA and Europe Fibre Cement[1]		$862.0		$814.0		$828.1		$929.3		$1,170.5
Asia Pacific Fibre Cement[2]		375.5		353.0		296.5		273.3		298.3

Total net sales		$1,237.5		$1,167.0		$1,124.6		$1,202.6		$1,468.8

Operating income (loss)[3]		$155.5		$104.7		$(21.0)		$173.6		$(36.6)
Interest expense		(11.2)		(9.0)		(7.7)		(11.2)		(11.1)
Interest income		3.8		4.6		3.7		8.2		12.2
Other income (expense)[4]		3.0		(3.7)		6.3		(14.8)		—

Income (loss) from operations before income taxes		151.1		96.6		(18.7)		155.8		(35.5)
Income tax benefit (expense)[5]		453.2		(443.6)		(66.2)		(19.5)		(36.1)

Income (loss) from operations		$604.3		$(347.0)		$(84.9)		$136.3		$(71.6)

Net income (loss)		$604.3		$(347.0)		$(84.9)		$136.3		$(71.6)

Income (loss) from operations per common share — basic		$1.39		$(0.80)		$(0.20)		$0.32		$(0.16)
Net income (loss) per common share — basic		$1.39		$(0.80)		$(0.20)		$0.32		$(0.16)
Income (loss) from operations per common share — diluted		$1.38		$(0.80)		$(0.20)		$0.31		$(0.16)
Net income (loss) per common share — diluted		$1.38		$(0.80)		$(0.20)		$0.31		$(0.16)
Dividends paid per share		$0.04		$—		$—		$0.08		$0.27
Weighted average number of common shares outstanding
Basic		436.2		435.6		433.1		432.3		455.0
Diluted		437.9		435.6		433.1		434.5		455.0
Consolidated Cash Flow Information:
Cash flows provided by operating activities		$387.2		$147.2		$183.1		$(45.2)		$319.3
Cash flows used in investing activities		$(49.9)		$(49.6)		$(50.5)		$(26.1)		$(38.5)
Cash flows used in financing activities		$(84.4)		$(89.7)		$(159.0)		$25.0		$(254.4)
Other Data:
Depreciation and amortisation		$65.2		$62.9		$61.7		$56.4		$56.5
Adjusted EBITDA[6]		$220.7		$167.6		$40.7		$230.0		$19.9
Capital expenditures		$35.8		$50.3		$50.5		$26.1		$38.5
Volume (million square feet)
USA and Europe Fibre Cement[1]		1,331.8		1,248.0		1,303.7		1,526.6		1,951.2
Asia Pacific Fibre Cement[2]		392.3		407.8		389.6		390.6		398.2
Average sales price per unit (per thousand square feet)
USA and Europe Fibre Cement[1]	US$	647	US$	652	US$	635	US$	609	US$	600
Asia Pacific Fibre Cement[2]	A$	916	A$	916	A$	894	A$	879	A$	862

	Fiscal Year ended 31 March
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data:

Net current assets[7]	$472.5	$135.6	$50.4	$137.7	$183.7
Total assets	$2,310.0	$1,960.6	$2,178.8	$1,891.7	$2,179.9
Total debt[8]	$30.9	$59.0	$154.0	$324.0	$264.5
Common stock	$224.0	$222.5	$221.1	$219.2	$219.7
Shareholders’ equity (deficit)	$126.4	$(454.5)	$(117.9)	$(108.7)	$(202.6)

[1]

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

[2]

Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

[3]

Operating income (loss) includes the following asbestos adjustments, Asbestos Injuries Compensation Fund (which we refer to as “AICF”) SG&A expenses, Australian Securities and Investments Commission (which we refer to as “ASIC”) related expenses (recoveries), and impairment charges:

	Fiscal Years Ended 31 March
	2012	2011	2010	2009	2008
	(Millions of US dollars)
(Unfavourable) favourable asbestos adjustments	$(15.8)	$(85.8)	$(224.2)	$17.4	$(240.1)
AICF SG&A expenses	(2.8)	(2.2)	(2.1)	(0.7)	(4.0)
ASIC related (expenses) recoveries	(1.1)	8.7	(3.4)	(14.0)	(5.5)
Impairment charges	$(14.3)	$—	$—	$—	$(71.0)

For additional information on the asbestos adjustments, AICF SG&A expenses, ASIC related expenses (recoveries) and impairment charges, see Section 2, “Management’s Discussion and Analysis” and Notes 11, 13 and 7, respectively, to our consolidated financial statements in Section 2.

[4]

Other income in fiscal year 2012 and other expense in fiscal year 2011 are due to changes in the fair value of interest rate swap contracts. Other income in fiscal year 2010 primarily includes a realised gain arising from the sale of restricted short-term investments held by AICF. Other expense in fiscal year 2009 consists of an other-than-temporary impairment charge related to restricted short-term investments held by AICF of US$14.8 million. For additional information see Section 2, “Management’s Discussion and Analysis — Results of Operations.”

[5]

Income tax benefit in fiscal year 2012 includes a benefit of US$485.2 million recognised upon RCI’s successful appeal of the Australian Taxation Office’s (which we refer to as the “ATO”) disputed 1999 amended tax assessment. Income tax expense in fiscal year 2011 includes a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended tax assessment. For additional information, see Note 14 to our consolidated financial statements in Section 2.

[6]

Adjusted EBITDA represents income from operations before interest income, interest expense, income taxes, other non-operating income (expense), described in footnote four above, and depreciation and amortisation charges. The following table presents a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities, as this is the most directly comparable GAAP financial measure to Adjusted EBITDA for each of the periods indicated. Items comprising “Net cash provided by (used in) operating activities,” “Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities” and “Change in operating assets and liabilities, net” for fiscal years ended 31 March 2012, 2011 and 2010 are set forth in the Consolidated Statements of Cash Flows on page 115.

	Fiscal Years Ended 31 March
	2012	2011	2010	2009	2008
	(Millions of US dollars)
Net cash provided by (used in) operating activities	$387.2	$147.2	$183.1	$(45.2)	$319.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	(114.4)	(136.8)	(312.0)	(3.5)	(318.9)
Change in operating assets and liabilities, net	331.5	(357.4)	44.0	185.0	(72.0)

Net income (loss)	604.3	(347.0)	(84.9)	136.3	(71.6)
Income tax (benefit) expense	(453.2)	443.6	66.2	19.5	36.1
Interest expense	11.2	9.0	7.7	11.2	11.1
Interest income	(3.8)	(4.6)	(3.7)	(8.2)	(12.2)
Other (income) expense	(3.0)	3.7	(6.3)	14.8	—
Depreciation and amortisation	65.2	62.9	61.7	56.4	56.5

Adjusted EBITDA	$220.7	$167.6	$40.7	$230.0	$19.9

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or net cash provided by (used in) operating activities, as defined by US GAAP, or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for non-cash charges, as well as non-operating income and expense items.

[7]	Total current assets less total current liabilities.

[8]

Total debt at 31 March 2012 represents the amount owed by AICF under a secured standby loan facility with the government of New South Wales (the “Facility”). Because the Company consolidates AICF due to pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

INFORMATION ON THE COMPANY

History and Development of the Company

The Company was established in 1888 as an import business. In 1951, the Company became publicly owned as a listed company on the Australian Stock Exchange. After becoming a listed company, the Company built up a diverse portfolio of building and industrial products including a wide range of asbestos-based products. In the mid-1980s, we pioneered the development of asbestos-free fibre cement technology and began designing and manufacturing a wide range of fibre cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded our operations, in particular to the United States, to become a specialised manufacturer of a wide range of fibre cement building materials.

Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (which we refer to as a “B.V.”), to a “naamloze vennootschap” (which we refer to as “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognised stock exchange. In February 2001, the shareholders of James Hardie Industries Limited (which we refer to as “JHIL”) agreed to exchange their shares for shares in James Hardie Industries N.V., which retained its primary listing on the Australian Securities Exchange (“ASX”). In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch N.V. to a Dutch Societas Europaea (which we refer to as “SE”) in connection with the implementation of Stage 1 of a two-stage re-domicile proposal (together, the “Re-domicile”) to change our registered corporate domicile from The Netherlands to Ireland. As a Dutch SE, we became subject to the Council of the European Union’s Regulation on the Statute for a European Company (SE Regulations). On 17 June 2010, we implemented Stage 2 of the Re-domicile and changed our registered corporate domicile to Ireland and became an Irish tax resident on 29 June 2010.

We conduct our operations under legislation in various jurisdictions. As an Irish SE, we are subject to Irish law in addition to the SE Regulation, European Union Council Regulations and relevant European Union Directives. Prior to becoming an Irish SE, we were also subject to the jurisdiction of the Dutch authority Financial Markets and the Dutch Corporate Governance Code. In addition, we operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.

Our corporate domicile is located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.

Corporate Restructuring

On 17 May 2011, we announced that we had commenced an internal reorganisation involving the simplification of our corporate structure, including some of the arrangements which were previously part of our Netherlands domicile. This internal reorganisation is being made to facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently, including for the purpose of making periodic contributions to AICF. As part of this restructure, the Company incurred a tax charge of US$32.6 million on undistributed earnings of its US subsidiaries during fiscal year 2011, as it remitted US earnings as part of the internal reorganisation.

This tax charge did not impact the contribution to AICF in July 2011, although it did reduce the amount to be contributed to AICF in July 2012 by approximately US$12.4 million. However, this reduction was offset by the Company’s early contribution to AICF of US$138.7 million on 2 April 2012, which was 35% of amounts received from the ATO during fiscal year 2012. See Note 14 to our consolidated financial statements in Section 2 for additional information on amounts received from the ATO.

The following is a simplified diagram of our current corporate structure:

Consolidation of AICF

In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (which we refer to as “AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF. JHI SE owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. We appoint three of AICF’s directors and the New South Wales (which we refer to as “NSW”) Government appoints two of AICF’s directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, we consider JHI SE to be the primary beneficiary of AICF.

Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. Our consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on our consolidated balance sheet. Among other items, we record a deferred tax asset for the anticipated future tax benefit we believe is available to us that arises from amounts contributed to the asbestos fund by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments, and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on our consolidated statements of operations when realised. See Note 2 to our consolidated financial statements in Section 2.

Business Overview

General Overview of our Business

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fibre cement products and systems under various Hardie brand names and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie, Cemplank® and Prevail® siding (we also formerly marketed siding under the brand name SentryTM siding), Scyon™, Stria® siding, and HardieBacker®. We believe that, in certain applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fibre cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fibre cement products in the United States accounted for 67%, 68% and 72% of our total net sales in fiscal years 2012, 2011 and 2010, respectively.

Our fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodeling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, and floor and tile underlayments.

In contrast to some other building materials, fibre cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended 31 March
	2012	2011	2010
	(Millions of US dollars)
USA and Europe Fibre Cement	$862.0	$814.0	$828.1
Asia Pacific Fibre Cement	375.5	353.0	296.5

Total	$1,237.5	$1,167.0	$1,124.6

Industry Overview

US Housing Industry and Fibre Cement Industry

In the United States, fibre cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were relatively flat at 445,600 for fiscal year 2012 compared to fiscal year 2011.

In the United States, the largest application for fibre cement products is in the external siding industry. Siding is a component of every building and it usually occupies more square footage than any other external building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference amongst siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are vinyl, stucco, fibre cement, solid wood and brick. Vinyl has the largest share of the siding market.

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

Australia

According to the Australian Bureau of Statistics (“ABS”) total dwelling commencements in Australia decreased from 167,577 in calendar year 2010 to 146,509 in calendar year 2011 with detached houses decreasing from 106,575 in calendar year 2010 to 91,807 in calendar year 2011. Renovation activity, as measured in local currency expenditures by the ABS, has increased from calendar year 2010 to calendar year 2011 for a total increase over this period of approximately 4%. The Housing Industry Association of Australia expects new housing construction and renovation activity to soften over the short-to-medium term.

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

New Zealand

According to Statistics New Zealand, new dwellings consents in New Zealand decreased from approximately 14,611 for the year ended March 2011 to 14,596 for the year ended March 2012. Residential renovation activity in New Zealand has decreased from the year ended March 2011 to the year ended March 2012 for a total decrease over this period of approximately 4%. InfoMetrics New Zealand believes new housing construction and renovation activity are expected to remain weak through calendar year 2012, with consents consistent with calendar year 2011.

Competition continues to intensify in New Zealand as fibre cement imports have become more cost competitive and overseas manufacturers struggling with the global recession look for additional markets to add to their existing ones.

Philippines

In the Philippines and other Asian and Middle Eastern (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fibre cement building products are used in both the residential and commercial building industries with applications in ceilings, internal walls, external siding, external facades and soffits. The residential building industry represents the principal market for fibre cement products. In general, fibre cement products have, across a range of product applications, gained broader acceptance in these regions over the last decade. In the Philippines, additional imported fibre cement products have entered the market. However, in some of the developing markets, gypsum usage has increased and penetrated into fibre cement applications. Fibre cement and asbestos cement production facilities are located throughout Asia and exporting between countries is common practice. We believe that fibre cement (we do not manufacture fibre cement products containing asbestos) has good long-term growth potential because of the benefits of light-weight and framed construction compared to traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fibre cement will be attractive to some consumers in some of these markets.

Europe

In Europe, fibre cement building products are used in both residential and commercial building industries with applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments except roofing and promote the use of fibre cement products against traditional masonry, gypsum-based products and wood-based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fibre cement in Europe is favourable in light of stricter insulation requirements driving demand for advanced exterior cladding systems and better building practices increasing the use of fibre cement in interior applications.

Products

We manufacture fibre cement products in the United States, Australia, New Zealand and the Philippines. In fiscal year 2004, we commenced our European fibre cement business by distributing our fibre cement products in the United Kingdom and France. We also manufacture fibre cement pipes in Australia and previously manufactured fibre cement pipes and roofing products in the United States. In May 2008 and April 2006, we ceased operation of our pipes and roofing businesses, respectively, in the United States. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications.

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

We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fibre cement products that are generally lighter and easier to handle than traditional building products. The first application of this technology in the United States has been our HardieTrim® board. HardieTrim board is a fibre cement trim product that is used on the exterior of residential and commercial construction to replace traditional wood and engineered wood trim. HardieTrim board was launched in fiscal year 1999, with the introduction of HardieTrim HLD board.

We believe that our products provide certain performance, design and cost advantages. The principal fibre cement attributes in exterior applications are durability and low maintenance, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. Our fibre cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products, which we believe has enabled us to gain a competitive advantage over competing products. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate fibre cement’s aesthetics and the characteristics necessary for effectively accepting paint applications.

Our fibre cement products provide strength and the ability to imprint patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide an effective paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are generally longer. Compared to masonry construction, fibre cement is lightweight, physically flexible and can be cut using readily available tools. This makes fibre cement suitable for lightweight construction across a range of architectural styles. Fibre cement is well suited to both timber and steel-framed construction.

In our interior product range, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fibreglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fibre cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance than traditional gypsum wet area wallboard and other competing products.

In the United States, the following new products were released over the last five years:

—	During fiscal year 2008, we introduced Artisan® Lap siding, 10’ Artisan® Accent Trim and HardieWrap® weather barrier.

—	During fiscal year 2009, we introduced two new siding profiles, HardieSoffit® Beaded Porch Panel and HardieShingle® Shingle Plank.

—	During fiscal year 2010, we introduced HardieZone® System siding products.

—	During fiscal year 2011, we introduced new HardieShingle® siding, HardieTrim® NT3™ Boards, two new lap siding products, 12’ Artisan® Accent Trim and HardieBacker® ProGrid™ cement board.

—

During fiscal year 2012, we introduced new profile HZ5® HardiePlank® siding, additional HardieShingle® siding profiles, new Improved Smooth HardieTrim® boards, new HardieTrim® Crown Mouldings and three new colors to the James Hardie® ColorPlus® palette.

In Australia and New Zealand, new products released over the past five years include Axon® cladding, Scyon™ Stria® siding, Secura® Interior Flooring, Secura™ Exterior Flooring and Horizon Lining; in Australia only, new products include: Matrix® cladding and Axent® trim; and additionally, in New Zealand only, the following new products were released: ShingleSide panel and CLD™ Cavity Battens and Rigid Air Barrier.

In the Philippines, new products released over the past five years include Hardisenepa® Fascia Board, Hardiplank® Siding, Hardifloor™ Systems and Hardipattern® Boards.

Seasonality

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See Section 3, “Risk Factors.”

Raw Materials

The principal raw materials used in the manufacture of fibre cement are cellulose fibre (wood-based pulp), silica (sand), portland cement and water.

Cellulose Fibre. Reliable access to specialised, consistent quality, low cost pulp is critical to the production of fibre cement building materials. Cellulose fibre is sourced from New Zealand, the United States, Canada, and Chile and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fibre cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with our pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Section 3, “Risk Factors.” We have entered into contracts that discount pulp prices in relation to various pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In fiscal year 2012, the average Northern Bleached Softwood Kraft (which we refer to as “NBSK”) pulp price was US$952 per ton, a 3% decrease compared to fiscal year 2011. Input costs are expected to remain at elevated levels when compared to historic long-term averages.

Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.

Cement. Cement is acquired in bulk from local suppliers and is supplied on a just-in-time basis to our manufacturing facilities. The silos at each fibre cement plant hold between one and three days of our cement requirements. We continue to evaluate options on agreements with suppliers for the purchase of cement that can fix our cement prices over longer periods of time.

Water. We use local water supplies and seek to process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

The principal markets for our fibre cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we sell fibre cement products in many other countries, including Belgium, China, Denmark, France, French Caribbean, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Malta, Mexico, the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates), The Netherlands, Norway, various Pacific Islands, South Africa, South Korea, Spain, Sri Lanka, Switzerland, Taiwan, Turkey and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialised fibre cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe (which is based out of The Netherlands). The customer service infrastructure includes inbound customer service support coordinated nationally in each country (customer service support for Canada is based out of the United States and customer service support for Europe is based out of The Netherlands), and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top five US customers accounted for approximately 55% of our total USA and Europe Fibre Cement gross sales in fiscal year 2012. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fibre cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have started to enter the Philippines market. Physical distribution of product in each country is primarily by road or sea transport, except in the United States where transportation is primarily by road and, to a lesser extent, by rail.

Fibre cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) by sea transport. We maintain dedicated regional sales management teams in our major sales territories. As of 31 May 2012, the sales teams (including telemarketing staff) consisted of approximately 301 people in the United States and Canada, 72 people in Australia, 22 people in New Zealand, 38 people in the Philippines, and 26 people in Europe. We also employ one person based in Hong Kong and one person based in South Korea, who each function as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories.

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

The following table sets forth our research and development expenditures for the three preceding fiscal years:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Research and Development Expenditures[1]	32.4	$31.2	$30.4
Research and Development Expenditures as a percentage of total net sales	2.6%	2.7%	2.7%

[1]

Included within research and development expenditures for fiscal years 2012, 2011 and 2010 is US$2.0 million, US$3.2 million and US$3.3 million, respectively, classified as selling, general and administrative expenses.

Our current patent portfolio is based mainly on fibre cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how, which is maintained as trade secret information. We have increased our abilities to effectively create, manage and utilise our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our competitive advantage. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall.

In addition, the Company has a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. See Section 3, “Risk Factors.”

Governmental Regulation

As noted above, on 17 June 2010 we moved our corporate domicile to Ireland and are now subject to Irish law in addition to the SE Regulations. In addition, we continue to operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeovers Panel and various other rulemaking bodies. See Section 3, “Memorandum and Articles of Association” for information regarding Irish Company Law and regulations to which we are subject.

Environmental Regulation

Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include, but are not limited to:

—	the Resource Conservation and Recovery Act;
—	the Comprehensive Environmental Response, Compensation and Liability Act;
—	the Clean Air Act;
—	the Occupational Safety and Health Act;
—	the Mine Safety and Health Act;
—	the Emergency Planning and Community Right to Know Act;
—	the Clean Water Act;
—	the Safe Drinking Water Act;
—	the Surface Mining Control and Reclamation Act;
—	the Toxic Substances Control Act;
—	the National Environmental Policy Act; and
—	the Endangered Species Act,

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

Organisational Structure

JHI SE is incorporated and domiciled in Ireland.

The table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI SE, either directly or indirectly, as of 31 May 2012.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Holdings Ltd	Ireland
James Hardie International Finance Ltd.	Ireland
James Hardie International Group Ltd.	Ireland
James Hardie International Holdings Ltd.	Ireland
James Hardie N.V.	Netherlands
James Hardie New Zealand Ltd	New Zealand
James Hardie Philippines Inc	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia
James Hardie Research Pty Ltd	Australia
James Hardie Technology Limited	Bermuda
James Hardie U.S. Investments Sierra LLC	United States
N.V. Technology Holdings, A Limited Partnership	Australia
RCI Pty Ltd	Australia

Property, Plants and Equipment

We estimate that our manufacturing plants are among the largest and lowest cost fibre cement manufacturing plants in the United States. We believe that the location of our plants positions us near attractive markets in the United States while minimising our transportation costs for product distribution and raw material sourcing.

Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Blandon, Pennsylvania and Summerville, South Carolina facilities, which maintain closed loop systems, at which production was suspended in November 2007 and November 2008, respectively). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received notices of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices, including the payment of any associated minor fines and capital expenditures associated with preventing future discharges in excess of permitted levels.

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

We currently have an annual design capacity of 3,390 mmsf and 520 mmsf in the United States and Asia Pacific, respectively, for our fibre cement building products. Fiscal year 2012 capacity utilisation, based on this annual design capacity, for our fibre cement building products plants was an average of 46% and 72% in the United States and Asia Pacific, respectively. As indicated above, annual design capacity is based on management’s estimates. No accepted industry standard exists for the calculation of our fibre cement manufacturing facility design and utilisation capacities.

Fibre Reinforced Concrete Pipes

We manufacture fibre reinforced concrete pipes in Australia. Our current annual design capacity for our fibre reinforced concrete pipes plant is 50 thousand tons.

Plant Locations

The location of each of our fibre cement plants is set forth below:

Fibre Cement Building Products United States – Plants Operating
Cleburne, Texas
Peru, Illinois
Plant City, Florida Pulaski, Virginia
Reno, Nevada Tacoma, Washington Waxahachie, Texas

United States – Plants Suspended
Blandon, Pennsylvania[1] Fontana, California[2]
Summerville, South Carolina[2]

Asia Pacific
Australia
Sydney, New South Wales
Brisbane, Queensland (Carole Park)[3]
New Zealand
Auckland
The Philippines
Manila

Fibre Reinforced Concrete Pipes
Australia
Brisbane, Queensland (Meeandah)[3]

[1]	We suspended production at our Blandon, Pennsylvania plant in November 2007.

[2]	We suspended production at our Fontana, California and Summerville, South Carolina plants in December 2008 and November 2008, respectively.

[3]	There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

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

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the Securities and Exchange Commission implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2012, we did not receive any notices, citations, orders, legal action or other communication from the U.S. Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act.

Capital Expenditures

The following table sets forth our capital expenditures for each year in the three-year period ended 31 March 2012.

	Fiscal Years Ended 31 March
	2012	2011	2010
	(Millions of US dollars)

USA and Europe Fibre Cement	$26.7	$39.5	$40.6
Asia Pacific Fibre Cement	6.7	9.9	6.7
Research and Development and Corporate	2.4	0.9	3.2

Total Capital Expenditures	$35.8	$50.3	$50.5

The Company did not have any material divestitures in the fiscal years ended 31 March 2012, 2011 and 2010.

The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fibre Cement business include:

—	commencement of a new finishing capability on an existing product line in fiscal year 2009. As of 31 March 2012, we have incurred US$23.5 million related to this project;

—	commencement of expenditures to enhance environmental compliance at our plants in fiscal year 2011. As of 31 March 2012, we have incurred US$11.0 million related to this project;

—	an upgrade to our supply chain management IT systems. As of 31 March 2012, we have incurred US$4.3 million related to this project;

—	expenditures related to a new ColorPlus line at our Cleburne plant. As of 31 March 2012, we have incurred US$5.7 million related to this project; and

—	addition of 12 foot XLD Trim capability at our Peru, Illinois plant for US$3.6 million in fiscal year 2011.

We currently expect to spend between US$70 million and US$100 million in fiscal year 2013 for capital expenditures, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies. We expect to fund our capital expenditures through a combination of internal cash and funds from our credit facilities.

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

GROUP MANAGEMENT TEAM

Our management is overseen by a Group Management Team (which we refer to as “GMT”), whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal.

Members of the GMT (in alphabetical order) are:

Joe Blasko BSc, JD

General Counsel

Age 45

Joe Blasko joined James Hardie as General Counsel in June 2011. Mr Blasko reports to the Company’s CEO.

Before joining James Hardie, Mr Blasko was Assistant General Counsel, and later, the General Counsel at Liebert Corporation, an Emerson Network Power Systems company and wholly-owned subsidiary of Emerson Electric Co. In his four years with Liebert/Emerson, Mr Blasko was responsible for establishing the legal department in Columbus, Ohio, managing and overseeing all  legal matters and working closely with the executive management team. In this role, Mr Blasko also had global responsibilities which required expertise across multiple jurisdictions.

From 2004 to 2006, Mr Blasko was Associate General Counsel at The Scotts Miracle-Gro Company, serving as the effective “general counsel” to numerous corporate divisions within the organisation. From 1997 to 2004 Mr Blasko gained considerable regulatory and litigation expertise working at Vorys, Slater, Seymour and Pease LLP in Ohio.

Mr Blasko has a Juris Doctor from Case Western Reserve University in Cleveland, Ohio and a Bachelor of Science in Foreign Service from Georgetown University, with a specialty in Foreign Service, International Relations, Law and Organisations.

Russell Chenu BCom, MBA

Chief Financial Officer

Age 62

Russell Chenu joined James Hardie as Interim Chief Financial Officer (“CFO”) in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board by CUFS holders at the 2005 Annual General Meeting (“AGM”), re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010.

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

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Mark Fisher BSc, MBA

Executive General Manager — International

Age 41

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the Company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President — Specialty Products in November 2004, then Vice President — Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development. In January 2010, he was appointed Executive General Manager – International, responsible for research and development, engineering, manufacturing logistics and product management, as well as the Company’s non-US businesses.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

Louis Gries BSc, MBA

Chief Executive Officer

Age 58

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc in December 1993. Mr Gries became Executive Vice President —- Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005. Mr Gries was elected to the Company’s Managing Board by CUFS holders at the 2005

AGM and continued as Chairman of the Managing Board until it was dissolved in June 2010.

In April 2012, the Company announced that effective 30 June 2012, Mr Gries would also assume responsibility for managing the US business upon Mr Nigel Rigby’s departure from the Company.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

He has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, California.

Sean O’Sullivan BA, MBA

Vice President — Investor & Media Relations

Age 47

Sean O’Sullivan joined James Hardie as Vice President — Investor & Media Relations in December 2008. For the eight years prior to joining James Hardie, Mr O’Sullivan was Head of Investor Relations at St. George Bank, where he established and led the investor relations function.

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

He has a Bachelor of Arts in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.

Nigel Rigby

Executive General Manager — USA

Age 45

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with the Company. In November 2004, Mr Rigby was appointed Vice President — Emerging Markets and in 2006 he was named Vice President — General Manager Northern Division. In November 2008, he became Vice President — General Manager of the Company’s newly-formed US Eastern Division, responsible for the former Northern and Southern Division markets and plants. In January 2010, he was appointed Executive General Manager – USA, responsible for the US business.

In April 2012, the Company announced that Mr Rigby will be leaving the Company effective 30 June 2012.

Before joining us, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand based company involved in energy, pulp and paper, forestry and building materials.

None of the persons above has any familial relationship with each other or with the Board of Directors listed below. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a member of the GMT.

BOARD OF DIRECTORS

James Hardie’s directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Michael Hammes BS, MBA

Age 70

Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes previously served as a member of the Re-domicile Due Diligence Committee.

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

Directorships of listed companies in the past five years: Current – Lead Director of Navistar International Corporation (since 1996) and Director of DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2011

Term expires: August 2014

Donald McGauchie AO

Age 62

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

Directorships of listed companies in the past five years: Current - Chairman (since 2010) and Director (since 2010) of Australian Agricultural Company Limited; Chairman (since 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009). Former - Chairman of Telstra Corporation Limited (2004-2009).

Other: Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

Last elected: August 2010

Term expires: August 2013

Brian Anderson BS, MBA, CPA

Age 61

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is a member of the Board, Chairman of the Audit Committee and a member of the Remuneration Committee. He previously served as Chairman of the Re-domicile Due Diligence Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including Corporate Vice President of Finance, Senior Vice

President and CFO (1997-2004) and, more recently, Executive Vice President and CFO of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since 2005); Director (since 1999) and Lead Director (since April 2011) of W.W. Grainger, Inc.

Other: Resident of the United States.

Last elected: August 2009

Term expires: August 2012. Mr. Anderson will stand for re-election at the 2012 AGM.

David Dilger CBE, BA, FCA

Age 55

David Dilger was appointed as an independent Non-Executive Director of James Hardie in September 2009. He is a member of the Board, and a member of the Audit Committee and Remuneration Committee.

Experience: Mr Dilger has substantial experience in multinational manufacturing operations and a strong finance background. He has held a number of senior executive positions, including CEO of Greencore Group plc (1995-2008), CEO of Food Industries plc (1988-1991) and CFO of Woodchester Investments (1984-1988).

Directorships of listed companies in the past five years: Former – Non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director (2007-2009).

Other: Former Chairman of Dublin Airport Authority plc (2009-2011); resident of Ireland.

Last elected: August 2010

Term expires: August 2013

David Harrison BA, MBA, CMA

Age 65

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is a member of the Board, Chairman of the Remuneration Committee and a member of the Audit Committee.

Experience: Mr Harrison is an experienced Company director with a finance background, having served in corporate finance roles, international operations and information technology during 22 years with Borg Warner/General Electric Co. His previous experience  includes  ten years at Pentair, Inc., as  Executive  Vice President and CFO (1994-1996 and 2000-2007) and Vice President and CFO roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director National Oilwell Varco (since 2003); Director Navistar International Corporation (since 2007).

Other: Resident of the United States.

Last elected: August 2010

Term expires: August 2013

Alison Littley BA, FCIPS

Age 50

Alison Littley was appointed as an independent Non-Executive Director of James Hardie in February 2012. She is a member of the Board and a member of the Audit Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as  Chief  Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc (1981-1999).

Directorships of listed companies in the past five years: None.

Other: Resident of the United Kingdom.

Last elected: Ms Littley will be standing for election at the August 2012 AGM.

James Osborne BA Hons, LLB

Age 63

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Board and a member of the Nominating and Governance Committee. He previously served as a member of the Re-domicile Due Diligence Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe. His career includes 35  years  with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979 and serving as the firm’s managing partner (1982-1994). He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on Ryanair’s board.

Directorships of listed companies in the past five years: Current – Director, Ryanair Holdings plc (since 1996); Former – Chairman, Independent News & Media (2011-2012), Chairman, Newcourt Group plc (2004-2009).

Other: Chairman, Eason & Son Ltd (since August 2010), Chairman, Centric Health (since 2006); resident of Ireland.

Last elected: August 2009

Term expires: August 2012. Mr. Osborne will stand for re-election at the 2012 AGM.

Rudy van der Meer M.Ch.Eng

Age 67

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

Other: Chairman of the Board of Energie Beheer Nederland B.V. (since 2006); Chairman of the Supervisory Board of VGZ U.A. Health Insurance (since May 2011); resident of The Netherlands.

Last elected: August 2011

Term expires: August 2014

Our CEO, Louis Gries, is an Executive Director on the Company’s Board. Mr Gries’ biographical details appear in the Group Management Team section.

None of the persons above has any familial relationship with each other or with the GMT. In addition, none of the individuals listed above is party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which any of the above was selected as a director.

REMUNERATION REPORT

This remuneration report explains James Hardie’s approach to remuneration, and has been adopted by the Board on the recommendation of the Remuneration Committee.

Irish law does not require the Company to produce a remuneration report or to submit it to shareholders. Similarly, the Company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Australian Corporations Act to submit a remuneration report to shareholders for a non-binding vote. However, taking into consideration the Company’s large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This document reports on the Company’s remuneration practices in fiscal year 2012 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2013.

During fiscal year 2012 the Remuneration Committee retained Towers Watson (in the United States) and Guerdon Associates (in Australia) as its independent advisers, and the Company retained Hewitt Associates as its external remuneration adviser.

1. APPROACH TO CEO AND SENIOR EXECUTIVE REMUNERATION

1.1 Objectives

James Hardie’s remuneration philosophy is to provide competitive remuneration, compared with US companies exposed to the US housing market, that emphasises operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders. The Company’s executive remuneration framework is based on a pay-for-performance policy that differentiates remuneration amounts based on an evaluation of performance by the business and the individual.

1.2 Policy

It is James Hardie’s policy to align remuneration received with performance achieved.

Remuneration packages for senior executives comprise fixed pay and benefits (which we refer to as “Fixed Remuneration”) and variable performance pay (which we refer to as “Variable Remuneration”), based on both short-term incentives (which we refer to as “STI”) and long-term incentives (which we refer to as “LTI”). The Company’s policy is for fixed pay and benefits for senior executives to be positioned at the market median and total target direct remuneration (comprising salary and target STI and LTI) to be positioned at the market 75th percentile if stretch target performance goals are met. Performance hurdles for target STI and LTI payments are set with the expectation that the Company will deliver profitability and growth results in the top quartile of its listed, US building products peer group companies. If these performance hurdles are not met, the amount payable under the STI and LTI components will be less (and potentially zero for poor performance).

1.3 Setting Remuneration Packages

Individual remuneration packages for the CEO and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the Company’s objectives and are competitive with developments in the market. The Remuneration Committee commissions a review from its independent US compensation adviser of the remuneration positioning for the CEO and senior executives relative to their US peers. Subject to compliance with US tax code requirements, the Board makes the final decisions concerning the remuneration (base salary, employment contract terms, ‘Scorecard’ rating, and STI and LTI target, maximum and actual grants) of the CEO and CFO. The CEO makes recommendations to the Board and Remuneration Committee regarding the remuneration of senior executives other than himself. The Remuneration Committee then makes the final decisions concerning the remuneration of the remaining senior executives, for review by the Board.

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

1.4 Senior Executives

The Company’s senior executives in fiscal year 2012 were:

—	Louis Gries, Chief Executive Officer

—	Joe Blasko, General Counsel

—	Russell Chenu, Chief Financial Officer

—	Mark Fisher, Executive General Manager – International

—	Nigel Rigby, Executive General Manager – USA

2. FISCAL 2012 COMPANY PERFORMANCE AND LINK WITH REMUNERATION POLICY

2.1 Actual Performance

James Hardie’s five-year EBIT and Net income, and five-year A$ Total Shareholder Return (including dividends and capital returns) mapped against changes in US housing starts are shown in the graphs below:

EBIT[1] (Millions of US dollars) [1] Excludes asbestos, asset impairments and ASIC expenses.	Net Income[2] (Millions of US dollars) [2] Excludes asbestos, asset impairments, ASIC expenses and tax adjustments.

2.2 Market Conditions

A significant proportion of the remuneration for senior executives is Variable Remuneration, which is at risk. The Company’s remuneration arrangements aim to ensure a link between the performance of the Company and bonuses paid and equity awarded.

Operating conditions in the US residential housing market continued to be demanding in fiscal year 2012. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were approximately 445,600 in fiscal year 2012, which is relatively flat compared to fiscal year 2011. Repair and remodel activity also slightly declined during fiscal year 2012.

Although there were ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and a shadow inventory of foreclosed homes, fiscal year 2012 reflected a more stable market environment (albeit at historically low levels) and consistent operating results when compared with fiscal year 2011. Although some industry data suggest increased interest among potential homebuyers, builder confidence remains at relatively low levels and the market remains restrained due to the many challenges that continue to inhibit a sustainable recovery in the overall housing market and broader US economy.

2.3 Company Performance

Despite these challenges and the significant decline in the US housing market since March 2006, the Company achieved strong results in fiscal year 2012, gaining both category and market share and continuing to be in a strong operational and financial position. Some of the key components in the Company’s performance in fiscal year 2012 include:

—	an improvement of 20% in the Company’s net operating result to US$140.4 million, excluding asbestos, asset impairments, ASIC expenses and tax adjustments;

—	an improvement in net sales, sales volume and EBIT (excluding asset impairments) for the USA and Europe Fibre Cement business of 6%, 7% and 1%, respectively;

—	an improvement in net sales and EBIT for the Asia Pacific business of 6% and 1%, respectively, in a generally weak industry environment and with sales volume down 4%;

—	successful resolution of the RCI litigation, which resulted in a refund of A$369.8 million from the ATO; and

—

strong net operating cash flow, which resulted in a net cash position of US$265.4 million at 31 March 2012 (compared to net debt of US$40.4 million at 31 March 2011) and allowed the Board to recommence dividend payments and capital management and to make an advance payment to the Asbestos Injuries Compensation Fund of US$138.7 million.

As part of its assessment of the Company’s performance in the US, the Board considered the impact of an asset impairment charge of US$14.3 million taken during fiscal year 2012. Although the Board would normally take the view that such a charge should be included in the calculation of management’s performance during the year, the Board determined not to do so in respect of this charge because:

—	replacement of the asset provided space for new plant and equipment which will be used to more cost-effectively service continued growth in one of the Company’s key markets; and

—	recent improvements in manufacturing efficiency mean that markets serviced by the asset can be serviced more effectively by the Company’s existing manufacturing facilities.

2.4 Performance Linkage with Remuneration Policy

The Board and Remuneration Committee continue to believe that the Company’s remuneration framework is appropriate to focus management on dealing with the continuing difficult US housing industry conditions and provides appropriate alignment between senior executives and shareholders.

As part of their annual review of management performance, the Board and Remuneration Committee review management’s performance compared to prior years and its peers on a range of factors, including performance against the measures in the Company’s Variable Remuneration STI and LTI plans, other financial performance, and the Scorecard. Based on that review, the Board and Remuneration Committee concluded that management’s performance in fiscal year 2012 was superior to the 75th percentile of its peer group of companies and substantially better than the Company’s performance in fiscal year 2011. As a result of this assessment, Variable Remuneration outcomes in fiscal year 2012 are substantially above fiscal year 2011 and, for the STI plans, above target.

More details about this assessment, including the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives is set out in section 3 of this Remuneration Report below.

3. DESCRIPTION OF COMPANY’S REMUNERATION ARRANGEMENTS

This section describes the Company’s remuneration arrangements applying in fiscal year 2012.

3.1 Overview of Variable Remuneration

Variable Remuneration is at risk and is earned by senior executives when the Company or the individual meets or exceeds specified performance goals. The Company’s Variable Remuneration incentive plans for senior executives in fiscal year 2012 are set out below:

Duration	Plan Name	Amount	Form Incentive Paid
Short-term (1-3 years)	Individual Performance Plan (IP Plan)	20% of STI Target	Cash
	Executive Incentive Plan	80% of STI Target	Cash
		40% of LTI Target	Hybrid RSUs
Long-term (3-5 years)	Long Term Incentive Plan (LTIP)	30% of LTI Target	Relative TSR RSUs
		30% of LTI Target	Scorecard LTI (cash)

3.2 Scorecard

The Company includes an element of a ‘Scorecard’ rating in both its Hybrid RSUs (formerly called Executive Incentive Plan RSUs) and Scorecard LTI to ensure continued focus by senior executives on a balance of financial, strategic, business, customer and organisational development goals. Each of these are important contributors to long-term creation of shareholder value. The Scorecard contains a number of key objectives and the measures the Board expects to see achieved in relation to these objectives. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Company has not allocated a specific weighting to any single objective and the final Scorecard assessment will involve an element of judgment by the Board.

The Remuneration Committee monitors progress against the Scorecard annually. The Scorecard can only be applied by the Board to exercise negative discretion (ie, to reduce the amount of Hybrid RSUs and Scorecard LTI that will ultimately vest). It cannot be applied to enhance the maximum reward that can be received. The only change to the Scorecard objectives for fiscal year 2012 compared to fiscal year 2011 was the replacement of the ‘Zero to Landfill’ objective with a broader ‘Manufacturing Efficiency’ objective, which is a multi-year initiative that builds on the waste reduction objectives of ‘Zero-to-Landfill’ with a focus on increasing machine efficiencies and product capabilities. Among other matters, this objective will support more efficient manufacturing. It is likely that senior executives will receive different ratings when assessing their Scorecard performance for the Hybrid RSUs and Scorecard LTI.

Further details related to the Scorecard for fiscal year 2012, including the method of measurement, historical performance against the proposed measures and the Board’s expectations, were previously set out in the 2011 AGM Notice of Meeting. An assessment of the Company’s Scorecard performance for fiscal years 2010-2012 is set out on pages 42-44 of this report. The Board will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2012-2014 at the conclusion of fiscal year 2014.

3.3 Description of Variable Remuneration

3.3.1 Short-Term Incentives

The STI target for senior executives is allocated between corporate goals (under the Executive Incentive Plan or EIP Plan) and individual goals (under the Individual Performance Plan or IP Plan). The STI target for senior executives was determined as a percentage of base salary, which was unchanged in fiscal year 2012:

Position	STI Target as % of base salary	Proportion of STI Target allocated to corporate goals	Proportion of STI target allocated to individual goals
Chief Executive Officer	125%	80%	20%
Chief Financial Officer	33%	0%	100%
Other senior executives	45-65%	75-80%	20-25%

Given the Board’s assessment at the start of fiscal year 2012 that the US housing market continued to be uncertain and was lacking stability, for fiscal year 2012 the Board determined that 40% of each senior executive’s LTI target should be received in Hybrid RSUs. Although this component of a senior executive’s Variable Remuneration is received in three years time, it is treated as STI since the maximum amount which can be paid is determined at the end of the first year based on the Company’s performance in fiscal year 2012, and then subject to the negative discretion exercisable two years later if the Board feels that performance in fiscal year 2012 was achieved at the expense of long-term measures, including those set forth in the Scorecard.

(a) FY12 STI Cash bonus for individual goals – Individual Performance Plan

Part of the STI target for each senior executive is allocated based on their individual performance and is payable in cash. The maximum payout for this component is 150% of the STI target allocated based on the respective senior executive’s individual performance. Senior executives are assessed by the Board and the Remuneration Committee on their individual performance against specific objectives for fiscal year 2012, which are approved by the Board and the Remuneration Committee. Rewards are based on the Board’s assessment of each senior executive’s performance at the end of the fiscal year.

Board’s Assessment of the Individual Performance Plan for FY12

The IP Plan links financial rewards to the achievement of a senior executive’s specific individual objectives that have benefited the Company and contributed to shareholder value and that are not directly captured by the corporate component of the STI.

(b)FY12 STI cash bonus for corporate goals - Executive Incentive Plan

Each senior executive (other than the CFO) has part of their STI target allocated based on achievement of corporate objectives and is payable in cash. The maximum payout for this component is 300% of the STI target allocated for corporate performance.

The Company uses a ‘Payout Matrix’ which provides for a range of possible payouts depending on the Company’s performance against performance hurdles which assess growth above market (which we refer to as the “Growth Measure”) and earnings (which we refer to as the “Return Measure”) to determine the level of payout under the EIP. The purpose of the two Payout Matrix performance hurdles is to ensure that as management increases its top line growth focus, it does not do so at the expense of short to medium-term returns. Management is encouraged to balance growth and returns since achievement of strong rewards requires management to generate both strong earnings and sales growth substantially above market. Higher returns on one measure at the expense of the other measure result in lower, or nil, reward.

To ensure management does not unduly benefit or is not unduly penalised by external factors, the Growth Measure and Return Measure are respectively indexed for changes in new housing starts and the US repair and remodel market, and for changes in pulp prices. Other factors such as costs related to legacy issues and exchange rate movements are also excluded. The Board also has discretion to change the payout under the Payout Matrix if growth relative to market is below expectations and the Board determines that the reason for such performance is outside management’s control, or following a management decision endorsed by the Board given an assessment of market circumstances at the time.

Each business has its own Payout Matrix which includes a range of Return Measure and Growth Measure targets. All senior executives, including the CEO, are assessed based on the consolidated results of all the operating businesses.

The Company does not disclose the Growth Measure and Return Measure targets since these are commercial in confidence. However, achieving a target payment for fiscal year 2012 would have required performance in excess of the average of the performance for the previous three years on both the Growth Measure and the Return Measure.

Board Assessment of the Executive Incentive Plan for FY12

The Board believes that the Payout Matrix under the EIP is appropriate because it:

—	provides management with an incentive towards achieving the overall corporate goals;

—	balances growth with returns;

—	recognises the need to flexibly respond to strategic opportunities depending on our markets’ ability to recover from the currently prevailing uncertain economic environment;

—	incorporates indexing for factors beyond management’s control; and

—	incorporates Board discretion where a long-term decision endorsed by the Board would impact short-term results measured under the Payout Matrix in the Board’s assessment of management’s performance.

(c) FY12 LTI (Hybrid RSUs) - Executive Incentive Plan

For fiscal year 2012, 40% of the LTI target for senior executives was allocated to the EIP and payable in Hybrid RSUs. The maximum initial grant of Hybrid RSUs is up to 300% of the target. The number of Hybrid RSUs granted is based on the Company’s performance against corporate level EBIT performance targets approved by the Board. The targets for fiscal year 2012 were derived based on the STI EIP ‘Payout Matrix’ for fiscal year 2012 and a grant of Hybrid RSUs at target required an improvement on performance for fiscal year 2011. The EBIT performance hurdle for the Hybrid RSUs was:

Before the Hybrid RSUs that were granted in June 2012 vest in June 2014 and convert to shares, the Board will assess the Company’s results to ensure short-term results in fiscal year 2012 were not obtained at the expense of long-term sustainability, taking into account the Company’s financial results, the measures set out in the Scorecard and each senior executive’s individual performance. Based on this assessment, the Board will determine what percentage of the senior executive’s Hybrid RSUs will vest and convert to shares. In effect, the Scorecard applies a “holdback and forfeiture” principle to give the Board discretion to review fiscal year 2012 performance with the benefit of another two years of trading and assess whether the strong results in fiscal year 2012 were obtained at the expense of long-term sustainability.

Although this component of a senior executive’s Variable Remuneration is received in three years time, it is treated as an STI since the maximum amount which can be paid is determined at the end of the first year based on the Company’s performance in fiscal year 2012, and then subject to the negative discretion exercisable in a further two years if the Board feels that performance in fiscal year 2012 was achieved at the expense of long-term performance.

Calculation of the Hybrid RSUs granted to the CEO for fiscal year 2012 performance is described below:

Based on the CEO’s LTI target quantum of US$3,100,000 in fiscal year 2012 and James Hardie’s performance of 98% of target against the Hybrid RSU EBIT performance hurdle, the CEO received:

40% x US$3,100,000 x 98% = US$1,215,200 which was settled in 166,459 Hybrid RSUs on 7 June 2012.

At the conclusion of the additional two-year performance period in June 2014, the Board will assess the Company’s and the CEO’s performance in fiscal year 2012 with the benefit of an additional two years of trading. The number of Hybrid RSUs which will vest is between 0% and 100%. For indicative purposes, assuming that the Board determines 100% or 85% or 70% of the CEO’s Hybrid RSUs should vest, he could receive one of:

—	if the Board determines 100% of the RSUs should vest: 166,459 shares

—	if the Board determines 85% of the RSUs should vest: 141,490 shares

—	if the Board determines 70% of the RSUs should vest: 116,521 shares

Board Assessment of Hybrid RSUs for FY12

The Board believes that Hybrid RSUs are an appropriate incentive vehicle in the current market because they:

—	provide an incentive to ensure that the Company’s growth focus is not achieved at the expense of short- and medium-term shareholder returns;

—	align management with shareholders because the reward vehicle is based on share price;

—	focus on long-term results over the three-year performance period;

—	recognise that quantifying a specific long-term financial outcome requirement was not yet possible in the market prevailing at the start of fiscal year 2012;

—	avoid a mechanistic formula with outcomes based on market movements rather than management action; and

—

allow for the “forfeiture” of some or all of the potential value, in the collective judgment of the independent directors, based on financial returns, individual performance and a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in uncertain economic times.

Board Assessment of management performance under Executive Incentive and Individual Performance Plans for FY12

The Company’s results and the subsequent STI and LTI payouts for fiscal year 2012 were above STI target and marginally below LTI target due to:

—

USA and Europe Fibre Cement performing substantially above target on the Growth Measure, due to strong category and market share growth, and marginally below target on the Return Measure, due to lower prices in the second half of fiscal year 2012, higher freight costs and higher product provisions offset by strong manufacturing performance, lower energy prices and higher volume; and

—

Asia Pacific achieving performance slightly above target on the Growth Measure, despite difficult market conditions in all geographic markets except the Philippines, and performance marginally above target on the Return Measure, due to a mixture of strong sales activity, improved price and product mix, controlled organisational spend and manufacturing performance.

The higher payout under the STI plan reflects the Company’s strong Growth Measure performance in fiscal year 2012, whereas the lower payout under the LTI plan (before the Board even considers whether to exercise its negative discretion in two years’ time) reflects the Company’s marginally below target performance on the Return Measure.

The Board and the Remuneration Committee believe that stabilisation in the US housing market means that the heightened focus on short-term performance for the past four years using the Hybrid RSUs is no longer required. In fiscal year 2013, the Hybrid RSUs will be replaced by a long-term financial return measure based on return on capital employed (which we refer to as “ROCE RSUs”). ROCE RSUs are described in more detail in the 2012 AGM Notice of Meeting.

The percentage of the maximum Variable Remuneration under the EIP awarded to or forfeited by senior executives for performance in fiscal year 2012 compared to fiscal year 2011 is set out below.

	Cash STI[1]		Hybrid RSUs[2]
	Awarded %	Forfeited %	Awarded %	Forfeited %

L Gries
Fiscal Year 2012	56	44	33	67
Fiscal Year 2011	31	69	8	92

J Blasko[3]
Fiscal Year 2012	56	44	-	-
Fiscal Year 2011	-	-	-	-

R Chenu
Fiscal Year 2012	100	-	33	67
Fiscal Year 2011	100	-	8	92

M Fisher
Fiscal Year 2012	58	42	33	67
Fiscal Year 2011	34	66	8	92

N Rigby
Fiscal Year 2012	56	44	33	67
Fiscal Year 2011	28	72	8	92

[1]

Awarded = % of fiscal year 2011 or 2012 Cash STI maximum actually paid. Forfeited = % of fiscal year 2011 or 2012 STI maximum foregone. STI amounts were paid in cash under the Executive Incentive Program and IP Plan or as an additional one-off discretionary bonus for one executive in fiscal year 2011. These amounts do not include Hybrid RSUs. The cash payments for each fiscal year are paid in the June following the end of the fiscal year.

[2]

Awarded = % of fiscal year 2011 or 2012 Hybrid RSUs maximum which actually granted. Forfeited = % of fiscal year 2011 or 2012 Hybrid RSUs maximum which was foregone. The value earned for performance in a fiscal year was granted in the form of Hybrid RSUs in the June following the end of the fiscal year. Hybrid RSUs will vest two years after grant date and convert to shares, subject to the Board’s exercise of negative discretion.

[3]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

3.3.2 Long-Term Incentives

The remaining 60% of the LTI target for senior executives is allocated as grants of RSUs based on the Company’s total shareholder return relative to its peers (which we refer to as “Relative TSR RSUs”), plus grants of cash-settled awards based on the Company’s stock price performance and the Scorecard (which we refer to as “Scorecard LTI”). The maximum award under both of these programs is capped at 300% of the target.

(a) FY12 Relative TSR RSUs

30% of the LTI target for senior executives is allocated as grants of Relative TSR RSUs, which were granted in September 2011 for fiscal year 2012. The peer group for the Relative TSR RSUs consists of the same peer group of companies exposed to the US housing market which the Company uses for compensation benchmarking purposes. The Board and the Remuneration Committee believe that US companies form a more appropriate peer group than ASX-listed companies as they are exposed to the same macro factors in the US housing market as the Company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 7 of this Remuneration Report. The Company’s relative TSR performance will be measured against the peer group over a 3- to 5-year period from grant date, with testing after the third year, and then every six months until the end of year 5, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
>75th Percentile	100%

Board’s Assessment of the Relative TSR RSU Component of Long Term Incentive Plan for FY12

The Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Board concluded that re-testing is appropriate given that further volatility may be experienced in the continuation of the global financial crisis. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years and, given that the Company will incur the same accounting expense irrespective of the vesting outcome, is more effective from a cost-benefit perspective.

(b) FY12 Scorecard LTI

30% of the LTI target for senior executives is allocated as grants of Scorecard LTI awards that were granted in June 2011 for fiscal year 2012. Scorecard LTI is a cash-settled award with the final payout based on the Company’s share price performance over the three years from the grant date and the senior executive’s Scorecard rating. At the start of the three-year performance period, the Company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, the Board will assess each of the senior executive’s contribution to the long-term objectives set out in the Scorecard to give them a rating of between 0 and 100. Depending on this rating, between 0% and 100% of the senior executive’s awards will vest three years later. Each senior executive will receive a cash payment based on the Company’s share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accordance with their Scorecard rating.

Board Assessment of Scorecard LTI for FY12

The Board introduced Scorecard LTI because it determined that a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be readily determined in an uncertain housing market. Ensuring that the reward’s value is tied to share price provides alignment with shareholder interests. Moreover, payment in cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the RSU programs) such that they are less likely to decide to sell their shares.

Board Assessment of management performance under Scorecard LTI for FY12

At the end of fiscal year 2012 the Board and the Remuneration Committee performed their first review of the Company’s and management’s performance under the Scorecard, relating to the grant of Scorecard LTI in June 2009 as part of the FY10 LTI. A weighted average Scorecard rating of 61% (from a range of 50% to 83%) was applied based on the senior executives’ contribution to the Company’s performance against the Scorecard objectives.

As previously disclosed in the Company’s 2009 AGM Notice of Meeting, the Company’s performance over the three-year period from FY10-FY12 based on the Scorecard objectives determined in mid-2009 was:

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
US Primary Demand Growth (PDG)	FY12: 9.1% FY11: (4.4)%[1] FY10: 7.4%[1] [1] Figures have been restated to reflect updated methodology calculation.	Minimum: Maintain relative to market Stretch: Primary demand growth relative to market	A key strategy for the Company is to maximise its market share growth/retention of the exterior cladding market for new housing and for repair & remodel segments, which it does by growing fibre cement’s share of the exterior cladding market and by maintaining the Company’s share of the fibre cement category.	Growth above stretch target achieved over three year period. Negative result in FY11 recovered and improved in FY12.
US Product Mix Shift	Color Plus and Artisan penetration improved each year.	Board Minimum: 5% annual improvement in penetration of ColorPlus and Artisan products Stretch: 10% annual improvement in penetration of ColorPlus and Artisan products	The Company aims to maintain its leadership position across the fibre cement category of the exterior cladding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.	Performance above stretch target. The focus of this goal will include other differentiated products going forward.
US Zero To the Landfill (ZTL)	In the past three years the Company has made significant progress in reducing the amount of materials sent to landfill.	Minimum: 5% annual reduction of equivalent dumpsters sent to landfill Stretch: 7% annual reduction of equivalent dumpsters sent to landfill	This measure is a primary contributor to the Company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (ESG) goals reduces risk.	Growth above stretch target achieved over three year period. The elimination rate slowed as savings became more difficult to find. The goal was expanded in FY11 to a broader manufacturing efficiency goal.

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Safety	FY12: 1.46 18.1 FY11: 1.74 18.8 FY10: 1.7 37	No fatalities Minimum: 10.4 Incident Rate (IR) (FY10 industry average) and 50 Severity Rate (SR) Stretch: 2.0 IR and 20 SR	Safety of Company employees is an essential ESG measure.	Performance above stretch goals. Results below 2 IR and 20 SR are now expected.
Strategic Positioning	JH Europe re-set as a viable business. Acquired small fibreglass windows manufacturer and shaped trim technology.	The Board expects that management will continue to diversify to provide more balance and greater profit opportunities to Company.	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the Company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.	Performance met minimum goals.
Legacy Issues	All major legacy issues concluded.	Minimum: Resolve or address the Dutch domicile and make substantial progress on others Stretch: Resolve or address all legacy issues	Resolution of these issues is a fundamental component of the Company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

Performance met stretch goals. All major legacy issues concluded, largely in the Company’s favour.

Only remaining issue is conclusion of appeals of certain former directors and officers in the ASIC litigation (the Company is not involved in these proceedings).

Managing During the Economic Crisis	With nil debt, ample liquidity, strong EBIT margins, strong cash flow and earnings, JH is well-positioned, including relative to peers.	Maintain an adequate capital structure.

With the US building materials industry experiencing a downturn unprecedented in the past 60 years, managing the Company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.

Performance met Board requirements. Strong cash generation in the business and a successful resolution of the ATO litigation.

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Talent Management/ Development	The Company continues to have a strong management team.	It is not possible to set a specific goal for this measure beyond requiring that management capability be retained and grown.	Improving management development and capability is important to the Company’s future growth.	Performance below Board minimum requirements. The CEO will be managing the US business for the next few years with a focus on developing a strong management team capable of achieving the Company’s goals.

(c) FY12 Long-Term Incentives Below Senior Executive Level

In fiscal year 2012, selected employees other than senior executives received equity-based, long-term incentives in the form of RSUs under the 2001 JHI SE Equity Incentive Plan (which we refer to as the “2001 Plan”). Participation in such a plan helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date. The term of the 2001 Plan was extended through to 2021 at the 2011 AGM.

Board’s Assessment of 2001 Plan

The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan in fiscal year 2012. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the better management of the Company’s cash flow.

3.4 Description of Fixed Remuneration

Fixed remuneration consists of base salaries, non-cash benefits, participation in a defined contribution retirement plan and superannuation contributions.

3.4.1 Base Salaries

Base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base salaries for senior executives are positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic. Following a review of senior executive compensation at the start of fiscal year 2013, the Board determined that only two of the Company’s senior executives will receive a base salary increase in fiscal year 2013.

3.4.2 Non-Cash Benefits

James Hardie’s executives may receive non-cash benefits such as a cost of living allowance, medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave and an annual financial planning allowance (which includes tax return preparation assistance).

3.4.3 Retirement Plan/Superannuation

In every country in which it operates, the Company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

3.5 Relative Weightings of Fixed and Variable Remuneration in 2012

The Company’s improved performance in fiscal year 2012 was reflected in an increase in the Variable Remuneration paid to senior executives in fiscal year 2012 compared to fiscal year 2011:

	Fixed Remuneration[1]	Variable Remuneration[3]
	Salary, Non-cash Benefits, Superannuation, 401(k) etc %	Cash Incentive[2]	Hybrid RSUs %	Scorecard LTI %	Relative TSR RSUs %	Total Variable %
L Gries
Fiscal Year 2012	12	18	12	29	29	88
Fiscal Year 2011	20	12	4	32	32	80
J Blasko[4]
Fiscal Year 2012	70	30	-	-	-	30
Fiscal Year 2011	-	-	-	-	-	-
R Chenu
Fiscal Year 2012	54	12	6	14	14	46
Fiscal Year 2011	55	13	2	15	15	45
M Fisher
Fiscal Year 2012	30	24	8	19	19	70
Fiscal Year 2011	36	17	3	22	22	64
N Rigby
Fiscal Year 2012	27	27	8	19	19	73
Fiscal Year 2011	36	17	3	22	22	64

[1]	Includes base salary, non-cash benefits, expatriate benefits, other non-recurring benefits and superannuation/pension payments.
[2]

Includes STI amounts that were paid in cash under the Executive Incentive Program and IP Plan (for fiscal year 2011 as an additional one-off discretionary bonus for one executive). The cash payments for each fiscal year are paid in the June following the end of the fiscal year.

[3]	Equity components include fiscal year 2012 SG&A expense for Hybrid RSUs, Scorecard LTI and Relative TSR RSUs.
[4]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

3.6 Variable Remuneration Payable in Future Years

Details of the accounting cost of the Variable Remuneration for fiscal year 2012 that may be paid to senior executives in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards and the Company’s estimate of the Scorecard Rating to be applied to Scorecard LTI.

	Scorecard LTI¹ (US dollars)				Hybrid RSUs² (US dollars)				Relative TSR RSUs³ (US dollars)
	FY2012	FY2013	FY2014	FY2015	FY2012	FY2013	FY2014	FY2015	FY2012	FY2013	FY2014	FY2015
L Gries	659,222	807,437	807,437	150,427	-	487,867	599,567	111,700	451,695	832,670	832,670	383,256
J Blasko[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
R Chenu	74,428	91,162	91,162	16,984	-	55,082	67,693	12,611	50,998	94,012	94,012	43,271
M Fisher	74,428	91,162	91,162	16,984	-	55,082	67,693	12,611	50,998	94,012	94,012	43,271
N Rigby	22,642	27,733	27,733	5,167	-	22,347	27,464	5,117	N/A	N/A	N/A	N/A
	830,720	1,017,494	1,017,494	189,562	-	620,378	762,417	142,039	553,691	1,020,694	1,020,694	469,798

[1]

Represents annual SG&A expense for Scorecard LTI granted in June 2011 based on Board assumption of final Scorecard rating. The fair value of each award is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the final Scorecard rating is applied in June 2014, at which time the final value is based on the Company’s share price and the senior executive’s Scorecard rating at the time of vesting.

[2]

Represents annual SG&A expense for the Hybrid RSUs granted in June 2012 for performance in fiscal year 2012. The fair value of each RSU is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the Board exercises negative discretion and some, all or none of the awards become vested in June 2014.

[3]	Represents annual SG&A expense for the Relative TSR RSUs granted in September 2011 with fair market value estimated using the Monte Carlo option-pricing method.

[4]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

4. CHANGES TO REMUNERATION FOR FISCAL YEAR 2013

4.1 Overview of Remuneration for Fiscal Year 2013

The Board and the Remuneration Committee have spent a considerable amount of time over the past year reviewing the Company’s existing remuneration arrangements. With the Board believing that the US housing market has now stabilised to an extent which permits the setting of multi-year financial metrics as part of the Company’s LTI compensation arrangements, there are a number of changes proposed to remuneration for fiscal year 2013.

There will be no increases to the CEO’s base salary, target STI or target LTI in fiscal year 2013.

The principal changes to the Company’s STI and LTI plans are:

—	introducing an adjustment to the result achieved on the Growth Measure of the Payout matrix depending on the Company’s performance against the largest participants in the ‘wood-look’ market;

—	replacing the existing Hybrid RSUs with RSUs which have a performance measure based on the Company’s average return on capital employed (ROCE) over a three year period;

—

changing the performance criteria for the Relative TSR RSUs to increase the performance required to achieve target and maximum rewards, eliminate cliff vesting at the 50th percentile and provide for rewards to incrementally increase from the 40th percentile;

—

reducing the maximum payout that can be received under the ROCE and Relative TSR RSUs (which account for 70% of target LTI) from 300% to 200% of LTI target. The Board has retained the maximum payout of 300% of target for the Scorecard LTI to give itself flexibility;

—	increasing the number of days used to calculate the starting and testing points to 20 business days to reduce the impact of a single day’s volatility on vesting;

—	updating the Peer Group for fiscal year 2013 grants of Relative TSR RSUs; and

—	updating the Scorecard objectives for fiscal year 2013.

The following section summarises the changes to the Executive Incentive Plan and the Scorecard LTI for fiscal year 2013.

4.2 STI - Changes to Executive Incentive Plan for FY13

The Board proposes to continue with the basic Payout Matrix approach balancing performance on the Growth Measure against performance on the Return Measure for the corporate portion of the EIP described on page 36 of this report.

However, in fiscal year 2013 it will adjust the Growth Measure of the Payout Matrix based on the Company’s performance against market tracking data from the largest participants in the ‘wood-look’ products market (collectively, the “Wood-Aesthetic Market Index” or “WMI”).

The Company’s performance against each of the three individual components of the WMI will impact the Growth Return by adding or subtracting from the current primary demand growth derived multiple as follows:

—	if the Company meets or exceeds the performance of all three WMI participants, 0.2x will be added to the Growth Measure;

—	If the Company meets or exceeds the performance of two of the three WMI participants, there will be no change to the Growth Measure; and

—	If the Company fails to meet or exceed the performance of more than one of the three WMI participants, then 0.2x will be subtracted from the Growth Measure.

In each case, the resulting Growth Measure is multiplied by the Return Measure to achieve the final payout.

The Board and the Remuneration Committee believe that this amendment will further focus management on increasing the Company’s share of the exterior cladding market at the expense of ‘wood-look’ competitors, which will create substantial value for shareholders.

4.3 LTI - Changes to Scorecard LTI for FY13

The Board uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. The changes to the objectives for fiscal year 2013, and the reasons for those changes are set out below:

Goal	Change	Reasons
Primary demand growth	Supplemented to include growth against ‘wood-look’ products.	This will provide greater focus on the areas where the Company can increase fibre-cement’s share of the market.
Product Mix Shift	No change to the objective. But as the Company develops new differentiated products, measurement of this goal will include those products.	Product mix shift is a key part of the Company’s product leadership through creating new differentiated value-added products.
Managing during the Economic Crisis	Replaced with a new goal ‘Positioning the Company for potential recovery’.	Moving the Company to a more appropriate leverage and being ready to grow in the event that the US housing market recovers.
Legacy Issues	Removed.	Not required now that most of the Company’s legacy issues have been resolved.

The other components of the Scorecard remain unchanged.

4.3 LTI - Changes to ROCE RSUs and Relative TSR RSUs

The 2012 AGM Notice of Meeting contains details of the changes to the ROCE RSUs and Relative TSR RSUs.

5. REMUNERATION PAID TO SENIOR EXECUTIVES

5.1 Total Remuneration for Senior Executives

Details of the remuneration of the senior executives in fiscal years 2012 and 2011 are set out below:

(US dollars)	Primary				Post- employment	Equity Awards		Other
Name	Base Pay		Bonuses[1]	Noncash Benefits[2]	Superan- nuation and 401(k) Benefits	Ongoing Vesting[3]	Mark-to- Market[4]	Relocation Allowances, Expatriate Benefits, and Other Non- recurring[5]		Total

L Gries
Fiscal Year 2012	$956,825		$1,959,285	$106,960	$14,700	$4,832,467	$1,469,093	$104,000		$9,443,330
Fiscal Year 2011	944,137		948,342	50,948	17,072	5,016,523	58,953	599,806		7,635,781

J Blasko
Fiscal Year 2012	230,769		161,730	45,840	9,808	-	-	387,062	[6]	835,209
Fiscal Year 2011	N/A		N/A	N/A	N/A	N/A	N/A	N/A		N/A

R Chenu
Fiscal Year 2012	953,735	[7]	339,510	96,474	88,800	895,737	287,159	105,133		2,766,548
Fiscal Year 2011	828,334		255,494	85,570	78,812	862,097	5,467	132,740		2,248,514

M Fisher
Fiscal Year 2012	434,317		416,599	50,979	14,877	701,388	220,125	-		1,838,285
Fiscal Year 2011	438,596		200,803	28,401	15,986	750,268	5,457	-		1,439,511

N Rigby
Fiscal Year 2012	509,711		529,939	28,469	-	734,313	171,637	-		1,974,069
Fiscal Year 2011	472,663		204,204	24,413	-	758,905	6,227	-		1,466,412

Total Compensation for Senior Executives

Fiscal Year 2012	$3,085,357		$3,407,063	$328,722	$128,185	$7,163,905	$2,148,014	$596,195		$16,857,441
Fiscal Year 2011	$2,683,730		$1,608,843	$189,332	$111,870	$7,387,793	$76,104	$732,546		$12,790,218

[1]

Includes STI amounts that were paid in cash under the Executive Incentive Program and IP Plan or as an additional one-off discretionary bonus for one executive in fiscal year 2011. The cash payments for each fiscal year are paid in the June following the end of the fiscal year.

[2]

Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, financial planning and tax services.

[3]

Includes grants of Scorecard LTI awards, Relative TSR RSUs and Hybrid RSUs. Relative TSR RSUs are valued using Monte Carlo simulation method. Hybrid RSUs and Scorecard LTI awards are valued based on JHI SE’s share price at each balance date. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. In the case of Hybrid RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2012 and 2011 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

[4]

Hybrid RSUs and Scorecard LTI awards are valued based on the Company’s share price at each reporting date. The amount included in this column is the equity award expense resulting solely from changes in the US dollar share price during fiscal years 2012 and 2011. During fiscal year 2012, there was a 27% appreciation in the Company’s share price from US$6.30 to US$7.99.

[5]

Includes a non-cash charge to recognise gross-up and tax paid on equity vested during fiscal years 2012 and 2011 for which a portion of the vesting period was while L Gries and R Chenu were seconded to The Netherlands.

[6]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

[7]	R Chenu’s base salary is denominated in A$ and a significant amount of this increase is as a result of changes in the A$:US$ exchange rate.

5.2 Equity Holdings of Senior Executives

(a) Options

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2011	Granted	Total Value at Grant¹ (US$)	Vested	Exercised	Value at Exercise per right² (US$)	Lapsed	Value at Lapse per right³ (US$)	Holding at 31 March 2012	Weighted Average Fair Value per right[4]
Senior Executives
L Gries	3-Dec-02[6]	$6.4490	325,000	325,000	$210,633	325,000	(325,000)	1.0610	-	-	-	0.6481
	5-Dec-03[6]	$7.0500	325,000	325,000	$338,975	325,000	-	-	-	-	325,000	1.0430
	21-Nov-06[7]	$8.4000	415,000	415,000	$888,100	415,000	-	-	-	-	415,000	2.1400
	21-Nov-06[7]	$8.4000	381,000	381,000	$1,131,570	228,600	-	-	(152,400)	-	228,600	2.9700
	29-Aug-07[7]	$7.8300	445,000	445,000	$965,650	445,000	-	-	-	-	445,000	2.1700
	29-Aug-07[7]	$7.8300	437,000	437,000	$1,302,260	343,482	-	-	-	-	437,000	2.9800
J Blasko	-	-	-	-	-	-	-	-	-	-	-	-
R Chenu	22-Feb-05[6]	$6.3000	93,000	93,000	$107,973	93,000	-	-	-	-	93,000	1.1610
	21-Nov-06[7]	$8.4000	65,000	65,000	$139,100	65,000	-	-	-	-	65,000	2.1400
	21-Nov-06[7]	$8.4000	60,000	60,000	$178,200	36,000	-	-	(24,000)	-	36,000	2.9700
	29-Aug-07[7]	$7.8300	68,000	68,000	$147,560	68,000	-	-	-	-	68,000	2.1700
	29-Aug-07[7]	$7.8300	66,000	66,000	$196,680	51,876	-	-	-	-	66,000	2.9800
M Fisher	3-Dec-02[6]	$6.4490	74,000	74,000	$47,959	74,000	(74,000)	1.3510	-	-	-	0.6481
	5-Dec-03[6]	$7.0500	132,000	132,000	$137,676	132,000	-	-	-	-	132,000	1.0430
	14-Dec-04[6]	$5.9900	180,000	180,000	$183,276	180,000	(90,000)	0.8500	-	-	90,000	1.0182
	1-Dec-05[6]	$8.9000	190,000	190,000	$386,137	190,000	-	-	-	-	190,000	2.0323
	21-Nov-06[6]	$8.4000	158,500	158,500	$291,069	158,500	-	-	-	-	158,500	1.8364
	10-Dec-07[6]	$6.3800	277,778	277,778	$275,084	277,778	-	-	-	-	277,778	0.9903
N Rigby	17-Dec-01[6]	$5.0586	20,003	20,003	$8,467	20,003	(20,003)	1.8914	-	-	-	0.4233
	3-Dec-02[6]	$6.4490	27,000	27,000	$17,499	27,000	(27,000)	1.1510	-	-	-	0.6481
	5-Dec-03[6]	$7.0500	33,000	33,000	$34,419	33,000	-	-	-	-	33,000	1.0430
	14-Dec-04[6]	$5.9900	180,000	180,000	$183,276	180,000	(180,000)	1.6900	-	-	-	1.0182
	1-Dec-05[6]	$8.9000	190,000	190,000	$386,137	190,000	-	-	-	-	190,000	2.0323
	21-Nov-06[6]	$8.4000	158,500	158,500	$291,069	158,500	-	-	-	-	158,500	1.8364
	10-Dec-07[6]	$6.3800	277,778	277,778	$275,084	277,778	(277,778)	1.3000	-	-	-	0.9903

(b) Restricted Stock Units

Name	Grant Date	Holding at 1 April 2011	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding at 31 March 2012	Weighted Average Fair Value per right[4]
Senior Executives
L Gries	15-Sep-08[8]	558,708	558,708	$1,592,318	(558,708)	-	-	$2.8500
	29-May-09[9]	487,446	487,446	$1,640,256	(487,446)	-	-	$3.3650
	15-Sep-09[8]	234,900	234,900	$1,176,849	-	-	234,900	$5.0100
	11-Dec-09[8]	81,746	81,746	$564,865	-	-	81,746	$6.9100
	7-Jun-10[9]	360,267	360,267	$2,142,760	-	-	360,267	$5.9477
	15-Sep-10[8]	577,255	577,255	$2,595,627	-	-	577,255	$4.4965
	7-Jun-11[9]	-	45,687	$279,901	-	-	45,687	$6.1265
	15-Sep-11[8]	-	606,852	$2,500,291	-	-	606,852	$4.1201
J Blasko	-	-	-	-	-	-	-	-
R Chenu	15-Sep-08[8]	108,637	108,637	$309,615	(108,637)	-	-	$2.8500
	29-May-09[9]	94,781	94,781	$318,938	(94,781)	-	-	$3.3650
	15-Sep-09[8]	45,675	45,675	$228,832	-	-	45,675	$5.0100
	11-Dec-09[8]	15,895	15,895	$109,834	-	-	15,895	$6.9100
	7-Jun-10[9]	70,052	70,052	$416,648	-	-	70,052	$5.9477
	15-Sep-10[8]	72,157	72,157	$324,454	-	-	72,157	$4.4965
	7-Jun-11[9]	-	5,711	$34,988	-	-	5,711	$6.1265
	15-Sep-11[8]	-	68,516	$282,293	-	-	68,516	$4.1201
M Fisher	17-Dec-08[8]	116,948	116,948	$268,980	(116,948)		-	$2.3000
	29-May-09[9]	77,548	77,548	$260,949	(77,548)		-	$3.3650
	15-Sep-09[8]	39,150	39,150	$196,142			39,150	$5.0100
	11-Dec-09[8]	13,624	13,624	$94,142			13,624	$6.9100
	7-Jun-10[9]	60,044	60,044	$357,124			60,044	$5.9477
	15-Sep-10[8]	67,003	67,003	$301,279			67,003	$4.4965
	7-Jun-11[9]	-	5,303	$32,489			5,303	$6.1265
	15-Sep-11[8]	-	68,516	$282,293			68,516	$4.1201
N Rigby	17-Dec-08[8]	116,948	116,948	$268,980	(116,948)		-	$2.3000
	29-May-09[9]	77,548	77,548	$260,949	(77,548)		-	$3.3650
	15-Sep-09[8]	39,150	39,150	$196,142			39,150	$5.0100
	11-Dec-09[8]	13,624	13,624	$94,142			13,624	$6.9100
	7-Jun-10[9]	60,044	60,044	$357,124			60,044	$5.9477
	15-Sep-10[8]	72,157	72,157	$324,454			72,157	$4.4965
	7-Jun-11[9]	-	5,711	$34,988			5,711	$6.1265
	15-Sep-11[8]	-	78,304	$322,620			78,304	$4.1201

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Market Value of a share of the Company’s stock price at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the Company’s stock at Lapse less the Exercise price per right.

[4]

Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under the 2005 Managing Board Transitional Stock Option Plan.

[6]	Options granted under the 2001 JHI SE Equity Incentive Plan.

[7]	Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP).

[8]	Relative TSR RSUs granted under the LTIP.

[9]	Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted under LTIP.

(c) Scorecard LTI

Name	Grant Date	Holding at 1 April 2011	Granted	Vested	Lapsed	Holding at 31 March 2012
Senior Executives
L Gries	21-Jun-09	483,294	483,294	-	-	483,294
	29-Jun-10	442,424	442,424	-	-	442,424
	7-Jun-11	-	455,239	-	-	455,239
J Blasko	-	-	-	-	-	-
R Chenu	21-Jun-09	93,974	93,974	-	-	93,974
	29-Jun-10	55,303	55,303	-	-	55,303
	7-Jun-11	-	51,398	-	-	51,398
M Fisher	21-Jun-09	80,549	80,549	-	-	80,549
	29-Jun-10	51,353	51,353	-	-	51,353
	7-Jun-11	-	51,398	-	-	51,398
N Rigby	21-Jun-09	80,549	80,549	-	-	80,549
	29-Jun-10	55,303	55,303	-	-	55,303
	7-Jun-11	-	58,740	-	-	58,740

5.3 Relevant Interests in JHI SE for Senior Executives

The Company’s LTI plans and stock ownership guidelines (described below) provide a strong level of alignment between senior executives and shareholders. Changes in relevant interests of senior executives in JHI SE securities between 1 April 2011 and 31 March 2012 are set out below:

	CUFS at 1 April 2011	CUFS at 31 March 2012	Options at 1 April 2011	Options at 31 March 2012	RSUs at 1 April 2011	RSUs at 31 March 2012
L Gries	298,543	689,922	2,328,000	1,850,600	2,300,322	1,906,707
R Chenu	55,990	152,420	352,000	328,000	407,197	278,006
J Blasko	-	-	-	-	-	-
M Fisher	96,519	158,964	1,012,278	848,278	374,317	253,640
N Rigby	73,792	265,102	886,281	381,500	379,471	268,990

5.4 Stock Ownership Guidelines

The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the Company’s shareholders. The Company has adopted stock ownership guidelines for the CEO, CFO and remaining senior executives, respectively, which require them to accumulate holdings of 3 times, 1.5 times and 1 times their base salary in the Company over a period of five years from 1 April 2009.

Until the stock ownership guidelines have been met, a senior executive is required to retain at least 75% of shares obtained under the Company’s long-term equity incentive plans, through the exercising of options or vesting of the RSUs (net of taxes and other costs). The CEO and two other senior executives exceeded their respective stock ownership guidelines during fiscal year 2011. However, even after the stock ownership guidelines have been met, senior executives are required to retain at least 25% of shares issued under the Company’s long-term equity incentive plans through the exercise of options or vesting of RSUs (net of taxes and other costs). Details of the Company’s policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out on page 72 of the Corporate Governance Report within this annual report.

5.5 Loans

The Company did not grant loans to senior executives during fiscal year 2012. There are no loans outstanding to senior executives.

6. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

6.1 CEO’s Employment Contract

Details of the terms of the CEO’s employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an ‘at-will’ employee.
Base salary	US$950,000 for fiscal year 2012 and 2013. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2013.
Short-term incentive

Annual STI target is 125% of annual base salary for fiscal year 2012 and 2013. The quantum of STI target is reviewed annually by the Board in May.

The Remuneration Committee recommends the Company’s and CEO’s performance objectives, and the performance against these objectives, to the Board for approval. The CEO’s short-term incentive is calculated under the EIP and the IP Plan.

Long-term incentive	On the approval of shareholders, a LTI incentive will be granted each year. The recommended value of LTI to be granted will be appropriate for this level of executive in the US. For fiscal year 2012 and 2013, the LTI target is unchanged at US$3.1 million.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The Company will match the CEO’s contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the Company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.
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

Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the Company’s fibre cement business in the United States over the past 21 years.

Until the Company moved our corporate domicile to Ireland, the CEO was on international assignment in The Netherlands. During the time of his international assignment, his employment contract provided for the Company to cover the extra personal tax burden imposed by residency in The Netherlands (tax equalisation) and the cost of filing income tax returns in The Netherlands.

The CEO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

6.2 CFO’s Employment Contract

Details of the CFO’s employment contract are as follows:

Components	Details
Length of contract	Fixed period concluding 5 October 2012.
Base salary	A$900,279 for fiscal year 2012. Salary reviewed annually by the Board and there will be no A$ base salary increase for fiscal year 2013.
Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO’s employment contract, based on personal goals. The CFO does not participate in the Executive Incentive Program for his short-term incentive.
Long-term incentive	The CFO will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be equivalent to at least US$350,000.
Superannuation	The CFO is entitled to superannuation contributions equal to 9% of his base salary. The contribution to the CFO’s superannuation fund will be the maximum contribution currently allowed by law, with the balance paid to the CFO in cash.
Resignation or Termination of role	The Company or CFO may cease the CFO’s employment with the Company by providing three months’ notice in writing.
Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the Company or the CFO may terminate the CFO’s employment. The Company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
International Assignment	Additional benefits due to international assignment: housing allowance, goods and services allowance, moving and storage. The Company covers the extra personal tax burden imposed by residency in The United States and, prior to that, The Netherlands (tax equalisation) and the cost of filing income tax returns.

The CFO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

6.3 Other senior executives’ employment contracts

Details of employment contracts for senior executives are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May.
Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is between 45% and 65% and reviewed annually.
Long-term incentive	Senior executives will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be approved by the Remuneration Committee.
Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit.
Resignation	The senior executive may cease employment with the Company by providing 30 days’ written notice.
Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.
Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.
Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the Company’s Executive Health and Wellness program.
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
Financial Planning: The Company will reimburse senior executives for financial planning expenses incurred by the senior executive (including preparation of tax returns) up to a specified sum.

7.        KEY TERMS OF EQUITY GRANTS

7.1 Outstanding Equity Grants

2001 JHI SE Equity Incentive Plan (Options)	Annual option grants made in December 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to new employees in March 2007.
Offered to	General management, not Managing Board directors[1] (all awards were granted while JHI SE was domiciled in The Netherlands).
Vesting schedule	All of the options are fully vested and exercisable.
Expiration date	10th anniversary of each grant.
2001 JHI SE Equity Incentive Plan	Annual grants made in December 2009, 2010 and 2011.
(RSUs)	RSUs replaced options as the Company’s grant vehicle in 2008.
Offered to	Senior employees other than senior executives.
Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 29 August 2007. The grant was divided into two tranches: Return on Capital Employed (which we refer to as “ROCE”) and TSR.
Offered to	Managing Board directors.
Performance period	Three years to five years from the grant date.
Retesting	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until ten years from the grant date.
Performance condition	For the ROCE tranche:
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

– 0% vesting if ROCE below 60th percentile of peer group.

– 50% vesting if ROCE at 60th percentile of peer group.

– Between the 60th and 85th percentiles, vesting on a straight line basis.

– 100% vesting if ROCE is at 85th percentile of peer group.

For the TSR tranche:
– 0% vesting if TSR below 50th percentile of peer group.
– 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
Vesting to date	To date, the ROCE tranche options vested 100% and the TSR tranche options have vested 56%. No options have been exercised.
James Hardie Industries Long Term Incentive Plan 2006. (Relative TSR RSUs) (RSUs)	Relative TSR RSUs granted December 2009 and September 2010 and 2011.
Offered to	Senior executives and Managing Board directors[1].
Performance period	Three years to five years from the grant date.
Retesting	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.
Exercise period	Until five years from the grant date.
Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc. For 2010 onwards, the TSR performance hurdle peer group companies also include American Woodmark Corp, Apogee Enterprises, Inc, Amstrong World Enterprises, Inc, Fortune Brands, Inc, Interface, Inc, Mohawk Industries, Inc and PGT Inc.
Vesting criteria

–  0% vesting if TSR below 50th percentile of peer group.

–  33% vesting if TSR at 50th percentile of peer group.

–  Between 50th and 75th percentile, vesting is on a straight line basis.

–  100% vesting if TSR is at 75th percentile of peer group.

RSU exercise price	Not applicable.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.

[1]	The Managing Board was dissolved on 17 June 2010 following completion of JHI SE’s re-domicile to Ireland.

James Hardie Industries Long Term Incentive Plan 2006 (Hybrid RSUs) (Previously referred to as Executive Incentive RSUs)	Hybrid RSUs granted June 2010, 2011 and 2012.
Offered to	Senior executives and Managing Board directors.
Option Exercise Price	Nil.
Vesting schedule	A proportion will vest on the 2nd anniversary of the grant depending on the Board’s exercise of negative discretion to allow each senior executive between 0% and 100% of the RSUs to vest.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Scorecard LTI (Cash)	Cash-settled Awards granted June 2009, 2010, 2011 and 2012.
Offered to	Senior executives.
Option Exercise Price	Nil.
Performance period	Three years from the grant date.
Payment schedule	A cash payment based on the Company’s share price at the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive’s Scorecard rating.
A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.
Expiration date	Three years from the grant date.

7.2     Equity grants which vested or lapsed in fiscal year 2012

The following equity grants vested or lapsed in fiscal year 2012. Further details of each grant are set out above in section 7.1.

2001 JHI SE Equity Incentive Plan (Options)	Annual option grant made in December 2001.
Expiration date	Lapsed on 10th anniversary of grant.
2001 JHI SE Equity Incentive Plan (RSUs)	Annual grant made in December 2008.
Expiration date	Fully vested on 3rd anniversary of grant.
James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 21 November 2006. Grants were divided into two tranches: Return on Capital Employed (which we refer to as “ROCE”) and TSR.
Expiration date	The ROCE tranche options vested 100% and the TSR options vested at 60% and both can be exercised until the 10th anniversary of grant. The remaining TSR tranche options lapsed following the 5th anniversary of grant.
James Hardie Industries Long Term Incentive Plan 2006 (Relative TSR RSUs) (RSUs)	Relative TSR RSUs granted September and December 2008.
Expiration date	Fully vested on first test on 3rd anniversary of grant.
James Hardie Industries Long Term Incentive Plan 2006 Hybrid RSUs (RSUs)	Hybrid RSUs granted June 2009.
Offered to	Senior executives and Managing Board directors[1].
Option Exercise Price	Nil.
Vesting schedule (2009 grant only)	100% vest on the 2nd anniversary of the grant.
Expiration date	The RSUs vested and converted into shares granted on a one-for-one basis.

8. REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount approved by shareholders from time to time. The current maximum aggregate fee pool of US$1.5 million per annum was approved by shareholders in 2006. The Company is proposing to seek shareholder approval at the 2012 AGM to increase the maximum aggregate fee pool by US$500,000 to US$2.0 million per annum. No additional Board fees are paid to executive Board directors.

8.1 Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and one of the directors who serves on a number of the Company’s subsidiary boards. All directors’ fees are paid in cash.

During fiscal year 2012, the Remuneration Committee reviewed nonexecutive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing non-executive director fees, excluding fees paid to Committee Chairs, by 4% effective 1 April 2012. The fees paid in fiscal year 2012, and payable in fiscal year 2013 are:

Position	FY12 (US$)	FY13 (US$)
Chairman	$330,750	$343,980
Deputy Chairman	$192,938	$200,655
Board member	$143,325	$149,058
Audit Committee Chair	$20,000	$20,000
Rem/N&GC Committee Chair	$10,000	$10,000
Non-executive member of subsidiary boards	Euro 22,000	Euro 23,000

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

8.3 Director Retirement Benefits

The Company does not provide any benefits for our non-executive Board directors upon termination of employment.

8.4 Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2012 and 31 March 2011

The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2012 and 31 March 2011:

(US dollars)	Primary
Name	Directors’ Fees[1]	Other Benefits[2]	Total
M Hammes
Fiscal Year 2012	$330,750	$34,457	$365,207
Fiscal Year 2011	316,500	6,065	322,565

D McGauchie
Fiscal Year 2012	202,938	-	202,938
Fiscal Year 2011	193,750	1,659	195,409

B Anderson
Fiscal Year 2012	163,325	-	163,325
Fiscal Year 2011	159,500	1,005	160,505

D Dilger
Fiscal Year 2012	172,524	13,964	186,488
Fiscal Year 2011	154,019	2,431	156,450

D Harrison
Fiscal Year 2012	153,325	2,238	155,563
Fiscal Year 2011	146,500	1,456	147,956

A Littley[3]
Fiscal Year 2012	13,387	-	13,387
Fiscal Year 2011	-	-	-

J Osborne
Fiscal Year 2012	143,325	-	143,325
Fiscal Year 2011	138,000	2,483	140,483

R van der Meer
Fiscal Year 2012	143,325	-	143,325
Fiscal Year 2011	136,500	1,264	137,764
Total Compensation for Non-Executive Directors
Fiscal Year 2012	$1,322,899	$50,659	$1,373,558
Fiscal Year 2011	$1,244,769	$16,363	$1,261,132

[1]	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards.
[2]	Other Benefits includes the cost of non-executive directors’ fiscal compliance in The Netherlands and other costs connected with Board-related events.
[3]	Joined the Board on 27 February 2012.

8.5 Non-Executive Directors’ Interests in JHI SE

Non-executive directors’ relevant interests in JHI SE securities at 1 April 2011 and 31 March 2012 were:

	Number of Shares/CUFS at 1 April 2011	Number of Shares/CUFS at 31 March 2012

M Hammes[1]	32,847	32,847
D McGauchie[2]	20,372	20,372
B Anderson	7,635	7,635
D Dilger[3]	25,000	25,000
D Harrison[4]	12,384	12,384
A Littley[5]	N/A	-
J Osborne	2,551	2,551
R van der Meer	17,290	17,290

1	9,000 shares/CUFS held as ADRs.
2	6,000 shares held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.
3	25,000 shares held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.
4	10,000 shares held as ADRs.
5	Joined the Board on 27 February 2012.

CORPORATE GOVERNANCE

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2012 and contain an overview of our corporate governance framework. These Corporate Governance Principles were approved by the Nominating and Governance Committee and the Board in May 2012.

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

Corporate Governance at James Hardie

Overview

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other rulemaking bodies.

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

Board of Directors

The Board comprises eight non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

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

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

—	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

—	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;

—	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

—	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

—	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

—	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

—	reviewing the authority levels of the CEO and management;

—	approving the remuneration framework for the Company;

—	overseeing corporate governance matters for the Company;

—	approving corporate-level Company policies;

—	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

—	any other matter which the Board considers ought to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board reserved powers charter, which is available on our website (www.jameshardie.com, then select Investor Relations, then Corporate Governance, then Board Powers).

In discharging its duties, the Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.

Operation of the Board

Board Meetings

The Board meets at least five times a year or whenever the Chairman or three or more members have requested a meeting.

Meetings are generally held at the Company’s offices in Ireland. At each physical meeting, the Board meets in executive session without management present for at least part of the meeting. The Board may also delegate some of its powers to a sub-committee of the Board or pass resolutions by written consent.

The number of Board and Board Committee meetings held, and each director’s attendance during fiscal year 2012, is set out below:

NAME	BOARD		AUDIT		REMUNERATION		NOMINATING & GOVERNANCE
	H	A	H	A	H	A	H	A
M Hammes	5	5	6	6	6	6	7	7
B Anderson	5	5	6	6	6	6	-	-
D Dilger	5	5	6	6	6	6	-	-
D Harrison	5	5	6	6	6	6	-	-
A Littley	1	1	1	1	-	-	-	-
D McGauchie	5	5	-	-	6	6	7	7
J Osborne	5	5	-	-	-	-	7	7
R Van der Meer	5	5	-	-	-	-	7	7
L Gries	5	5	-	-	-	-	-	-

H =	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A =	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

Director Qualifications

Directors have skills, qualifications, experience and expertise which assist the Board in fulfilling its responsibilities and assist the Company in creating shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised in the Board of Directors’ biography section and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Board directors each year.

Succession Planning

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

The Board and Nominating and Governance Committee have also spent significant time over the past years reviewing the composition of the Board and overseeing a search for an additional director, which culminated with the appointment of Alison Littley to the Board in February 2012.

As part of this review, the Board and Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board.

Retirement and Tenure Policy

The Company does not have a retirement and tenure policy. The length of tenure of individual Board directors is considered as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.

Board Evaluation

The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2012, a purpose-designed survey was used by directors to self-assess the operation of the Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

The Chairman discussed with each Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. The Nominating and Governance Committee and the Board annually discuss the performance of the CEO and the CEO’s direct reports, and the Chairman provides feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

Director Re-election

The Board’s overriding desire is to maximise its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election.

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and the Company’s needs. The Nominating and Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

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

Each year the Board, with the assistance of the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of Irish law, the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.

All directors are expected to bring their independent views and judgment to the Board and Board Committees and must declare any potential or actual conflicts of interest. The Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest and the rules and regulations of the applicable exchange or regulatory body.

The Board considered the following specific matters prior to determining that each director was independent:

—

Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy James Hardie products through the Company’s customers. Pulte Homes receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

—

David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries SE. As such, pursuant to Exchange Act Rule 10A-3(b), Mr. Dilger’s service qualifies as an exemption from the listing standards for Audit Committees and is not subject to the disclosure requirements of Exchange Act Rule 10A-3(d).

Any transactions mentioned above are conducted on an arms-length basis and in accordance with normal terms and conditions and are not material to any of the companies listed above or to James Hardie. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson had any influence over these transactions.

Induction

The Company has an induction program for new directors, which was reviewed during the past fiscal year. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

Board Continuing Development

The Company operates within a challenging industry and geographical spread and a complex regulatory framework. The Company regularly schedules time at physical Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts. An annual plant and market tour forms an important part of the Board’s continuing development.

Letter of Appointment

Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. We do not provide any benefits for our non-executive Board directors upon termination of appointment.

Chairman

The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board’s duties and responsibilities and acts as the main contact with the CEO.

The Chairman:

—	provides leadership to the Board;

—	chairs Board and shareholder meetings;

—	facilitates Board discussion;

—	monitors, evaluates and assesses the performance of the Company’s Board and Board Committees; and

—	is a member of and attends meetings of all Board Committees.

The Chairman may not be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

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

Evaluation of Management

At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the GMT against performance measures approved by the Remuneration Committee and the Board. The CEO uses this feedback to assist in the annual review of members of the GMT. This process was followed during the fiscal year.

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

Delegation to the CEO

The Board has delegated to the CEO the power to manage the business of the Company to achieve the mission statement and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.

Board Committees

The committees of the Board comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com, then select Investor Relations, then Corporate Governance, then Board Committees). The Board may also delegate some of its powers or specific decisions to ad hoc committees from time to time.

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

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Dilger, Mr Hammes, Mr Harrison and Ms Littley.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the Nominating and Governance Committee and the Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Board have determined that Mr Anderson, Mr Harrison and Mr Dilger are “audit committee financial experts” and that all three individuals are independent.

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

—	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;

—	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders;

—	discussing earnings releases as well as information and earnings guidance provided to analysts;

—	reviewing and assessing the Company’s risk management policies and procedures;

—

having general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;

—	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;

—	reviewing the Company’s compliance with legal and regulatory requirements; and

—	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

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

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for:

—	identifying and recommending to the Board individuals qualified to become Board directors;

—	overseeing the evaluation of the Board and senior management;

—	assessing the independence of each Board director;

—	reviewing the conduct of the AGM; and

—	performing a leadership role in shaping the Company’s corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr Osborne and Mr van der Meer.

Remuneration Committee

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs; assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the Company’s remuneration structure, policies and programs. It also:

—	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

—	reviews the remuneration of Board directors;

—	reviews the remuneration framework for the Company; and

—	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and “outside directors” for purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report above.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Dilger, Mr Hammes and Mr McGauchie.

Policies and Processes

As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. These include:

—	Code of Business Conduct and Ethics;

—	Complaints/Ethics Hotline;

—	Continuous Disclosure and Market Communication; and

—	Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

Code of Business Conduct and Ethics

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and Company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. The Audit Committee reviewed the Code of Business Conduct and Ethics policy during the fiscal year 2012.

We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2012.

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

Continuous Disclosure and Market Communication

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

—	understand James Hardie’s strategy and assess the quality of its management;

—	examine James Hardie’s financial position and the strength of its growth prospects; and

—	receive any news or information that might reasonably be expected to materially affect the price or market for James Hardie securities.

The CEO is responsible for ensuring the Company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President—Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the Company’s normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases before they are approved by the Board. The Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2012.

Insider Trading

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

The Audit Committee reviewed the Company’s share trading approval practices under the Insider Trading policy and revised the policy during fiscal year 2012.

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

At a management level, the GMT (comprised of the CEO, CFO, General Counsel, Executive General Manager USA, Executive General Manager International and the Vice President of Investor and Media Relations in fiscal year 2012) is the primary management forum for risk assessment and management within the Company.

Objective

The Company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

—	our risk management systems are effective;

—	our principal strategic, operational and financial risks are identified;

—	effective systems are in place to monitor and manage risks; and

—	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns while simultaneously managing risks appropriately by setting appropriate strategies and objectives.

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

—

quarterly meetings of the corporate, US and Asia Pacific Risk Management Committees to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

—

quarterly reporting to the GMT, Audit Committee, and annual reporting to the Board, of the Risk Management Committees’ assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;

—	a program for the Audit Committee to review in detail each year all items identified by the Risk Management Committees as high level risks;

—	meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;

—	a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;

—	annual budgeting and monthly reporting to monitor performance;

—	an internal audit department with a reporting line direct to the Chairman of the Audit Committee;

—	regular monitoring of the Company’s liquidity and status of finance facilities;

—	maintaining an appropriate insurance program;

—	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

—	issuing and revising standards and procedures in relation to environmental and health and safety matters;

—	a commitment to talent development, to ensure that the Company is developing sufficient employees to execute its business goals;

—

implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, foreign corrupt practices and anti-bribery, employment law matters and intellectual property protection;

—	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

—	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of policies, processes and controls that address key aspects of our corporate governance is available in the Investor Relations area of our website (www.jameshardie.com).

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

Risk Management Committee

The Risk Management Committee is divided into three separate committees, one for Corporate, one for the US business and one for the non-US business. This structure allows each committee to focus on individual risks in greater detail. Each Committee comprises a cross-functional group of employees and reviews and monitors the risks facing the Company in their area of responsibility. The Risk Committees are coordinated by the Director of Internal Audit and report on a quarterly basis to the GMT. The Risk Committees also provide quarterly reports to the Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the Company.

Internal Audit

The Director of Internal Audit heads the internal audit department. The Internal Audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work-plan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Board in executive sessions.

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

The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the Company’s disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the general managers and Finance Directors of each business unit and the Corporate Controller, with annual certifications from the GMT.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2012, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2012.

The effectiveness of our internal control over financial reporting as of 31 March 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries SE:

We have audited James Hardie Industries SE’s internal control over financial reporting as of 31 March 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries SE’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries SE maintained, in all material respects, effective internal control over financial reporting as of 31 March 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries SE as of 31 March 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2012, and our report dated 21 May 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

21 May 2012

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

Shareholders’ Participation

Listing Information

James Hardie securities trade as CUFS on the ASX and as American Depositary Shares (“ADS”) on the NYSE.

Annual General Meeting

The 2011 AGM was held in Ireland and simultaneously broadcast to a meeting in Sydney, Australia. The 2012 AGM will be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions, can do so via a video webcast or teleconference of the meeting. Further details are set out in the 2012 AGM Notice of Meeting.

Each shareholder (other than an ADS holder) has the right to:

—	attend the AGM either in person or by proxy;

—	speak at the AGM; and

—	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

Communication

We are committed to communicating effectively with our shareholders through a program that includes:

—	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

—	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

—

a comprehensive Investor Relations website that displays all Company announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;

—	site visits and briefings on strategy for investment analysts;

—	an email alert service to advise shareholders and other interested parties of announcements and other events; and

—	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

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

Diversity

One of the key areas of focus for the Board is talent management and development, to ensure that the Company has the capability to adequately enable its anticipated growth as part of its core business strategy. Management has put in place a number of different programs to achieve this objective.

The Company’s overriding desire is to maximise the effectiveness of the Board and workforce by appointing the best candidate for each role. The Board does not believe that achievement of this objective requires a formal, publicly stated diversity policy, gender diversity targets or reporting of the gender percentages at various levels of the organization (including to the exclusion of other indicators of diversity) and for this reason does not comply with Principle 3 and supporting recommendations of the ASX Corporate Governance Principles and Recommendations.

James Hardie’s Board and senior management reflect a wide range of geographic representation, skills, qualifications, expertise, background and racial and gender diversity. All of these factors were taken into account in the recent search to appoint an additional director to our Board. With operations in North America, Australia, New Zealand, Asia and Europe, the Board expects that achievement of the Company’s core business strategy will involve continued development of a diverse workforce.

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

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

—

In the US, an audit committee of a public company is required to be directly responsible for appointing the company’s independent registered public accounting firm. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and

—

NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

Takeover Rules and Control Over the Company

James Hardie is subject to Irish takeover laws. The Irish Takeover Rules are built on several General Principles which are set out below. Also, the takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquire more than 30% of voting rights must make a mandatory cash bid for all of the shares in the Company:

—

All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

—

The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, considerations of employment and the locations of the offeree’s places of business.

—	The board of an offeree must act in the interest of the Company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.

—

False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

—

An offeror must announce an offer only after ensuring that he or she can pay in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

—	An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by any offer for its securities.

—

A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

SECTION 2.

READING THIS REPORT

Forward-Looking Statements

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward–looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

—	statements about our future performance;

—	projections of our results of operations or financial condition;

—	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

—	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

—	expectations that our credit facilities will be extended or renewed;

—	expectations concerning dividend payments and share buy-backs;

—	statements concerning our corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

—	statements regarding tax liabilities and related audits, reviews and proceedings;

—	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by ASIC;

—	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

—	expectations concerning indemnification obligations;

—	statements about product or environmental liabilities; and

—

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

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

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

Currency of presentation, exchange rates and certain definitions

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the 31 March 2012 exchange rate of A$0.9614 to US$1.0000.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and Notes to consolidated financial statements in this annual report.

Overview

We intend this discussion to provide information that will assist in understanding our 31 March 2012 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting estimates and how these estimates affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our consolidated financial statements are prepared in accordance with US GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and to be more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include:

—	Operating income excluding asbestos, asset impairments and ASIC expenses

—	Effective tax rate excluding asbestos, asset impairments and tax adjustments

—	Net income excluding asbestos, ASIC expenses, asset impairments and tax adjustments

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2012 and 2011 in the “Definitions” section below at the end of our “Results of Operations” discussion. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Our pre-tax results for fiscal years 2012 and 2011 were affected by unfavourable asbestos adjustments of US$15.8 million and US$85.8 million, respectively; AICF Selling, General and Administrative (“SG&A”) expenses of US$2.8 million and US$2.2 million, respectively; asset impairments of US$14.3 million and nil, respectively; ASIC expenses of US$1.1 million in fiscal year 2012 and an ASIC recovery of US$8.7 million in fiscal year 2011. Information regarding our asbestos-related matters, asset impairments and ASIC matters can be found in this discussion and Notes 11, 7 and 13, respectively, in our consolidated financial statements.

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

Our products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2012

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to a slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

Fiscal Year 2012 Key Results

Total net sales increased 6% to US$1,237.5 million in fiscal year 2012. Operating income increased to US$155.5 million in fiscal year 2012 from US$104.7 million in fiscal year 2011, primarily due to lower unfavourable asbestos adjustments in fiscal year 2012 when compared to fiscal year 2011, partially offset by an impairment charge recognised in fiscal year 2012. Operating income in fiscal years 2012 and 2011 was adversely affected by unfavourable asbestos adjustments of US$15.8 million and US$85.8 million, respectively, AICF SG&A expenses of US$2.8 million and US$2.2 million, respectively, and an impairment charge of US$14.3 million in fiscal year 2012. Operating income excluding asbestos, asset impairments and ASIC expenses increased 3% to US$189.5 million in fiscal year 2012 from US$184.0 million in fiscal year 2011.

Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% to US$140.4 million in fiscal year 2012 from US$116.7 million in fiscal year 2011. Including asbestos, asset impairments, ASIC expenses and tax adjustments, net income improved from a loss of US$347.0 million in fiscal year 2011 to income of US$604.3 million in fiscal year 2012. In fiscal year 2012, tax adjustments include an income tax benefit of US$485.2 million due to RCI Pty Ltd’s (which we refer to as “RCI”) successful appeal of the Australian Taxation Office’s (“ATO”) 1999 disputed amended tax assessment. In fiscal year 2011, tax adjustments included a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment, which did not result in a cash outflow for the fiscal year ended 31 March 2011. Also included in tax adjustments for fiscal year 2011 was a charge of US$32.6 million related to our corporate structure simplification announced on 17 May 2011.

Our largest market is North America. During fiscal year 2012, USA and Europe Fibre Cement net sales contributed approximately 70% of total net sales, and operating income from this segment was the primary contributor to the total Company results. Net sales for our USA and Europe Fibre Cement business increased 6% due to higher sales volume, partially offset by a lower average net sales price.

Operating income from our USA and Europe Fibre Cement segment excluding asset impairments increased 1% in fiscal year 2012 from fiscal year 2011 primarily due to higher sales volume and improved plant performance, partially offset by higher fixed manufacturing and organisational costs, higher freight cost and a lower average net sales price.

During fiscal year 2012, Asia Pacific net sales contributed approximately 30% of total net sales. Net sales increased 6% due to favourable currency exchange rates movements in the Asia Pacific business’ currencies.

We do not believe that general inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2012, 2011 and 2010.

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

Accounting for the AFFA

Prior to 31 March 2007, our consolidated financial statements included an asbestos provision based on the Original Final Funding Agreement governing our anticipated future payments to AICF as announced on 1 December 2005 (which we refer to as the “Original FFA”).

In February 2007, the AFFA was approved to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former subsidiaries of the James Hardie Group, including ABN 60, Amaca and Amaba are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial Pty Limited (“KPMG Actuarial”). Based on their assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the best estimate for recording the asbestos liability in the Company’s financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated, on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of AICF.

In estimating the potential financial exposure, KPMG Actuarial has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2074, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

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

Accounting for Income Tax

We recognise deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realise. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2012. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

Results of Operations

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011

The following table shows our selected financial and operating data for continuing operations for fiscal years 2012 and 2011, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2012	2011	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$862.0	$814.0	6%
Asia Pacific Fibre Cement	375.5	353.0	6

Total net sales	1,237.5	1,167.0	6
Cost of goods sold	(830.5)	(775.1)	(7)

Gross profit	407.0	391.9	4
Selling, general and administrative expenses	(191.0)	(173.4)	(10)
Research and development expenses	(30.4)	(28.0)	(9)
Impairment charge	(14.3)	—	—
Asbestos adjustments	(15.8)	(85.8)	82

Operating income	155.5	104.7	49
Net interest expense	(7.4)	(4.4)	(68)
Other income (expense)	3.0	(3.7)	—

Income before income taxes	151.1	96.6	56
Income tax benefit (expense)	453.2	(443.6)	—

Net income (loss)	$604.3	$(347.0)	—

Volume (mmsf):
USA and Europe Fibre Cement	1,331.8	1,248.0	7
Asia Pacific Fibre Cement	392.3	407.8	(4)

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$647	US$ 652	(1)
Asia Pacific Fibre Cement	A$916	A$ 916	—%

Net sales. Total net sales increased 6% from US$1,167.0 million in fiscal year 2011 to US$1,237.5 million in fiscal year 2012. The increase in total net sales reflected higher sales volume from the USA and Europe Fibre Cement segment, partially offset by a lower average net sales price. Revenue was also favourably impacted by an appreciation of the Asia Pacific currencies against the US dollar, compared to fiscal year 2011.

USA and Europe Fibre Cement net sales. Net sales increased 6% from US$814.0 million in fiscal year 2011 to US$862.0 million in fiscal year 2012 due to higher sales volume, partially offset by a lower average net sales price.

Sales volume increased 7% from 1,248.0 million square feet in fiscal year 2011 to 1,331.8 million square feet in fiscal year 2012 due to increased fibre cement category share and strong primary demand growth in the northern markets.

The average net sales price decreased 1% from US$652 per thousand square feet in fiscal year 2011 to US$647 per thousand square feet in fiscal year 2012.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were relatively flat at 445,600 for fiscal year 2012, compared to 444,000 in fiscal year 2011.

USA and Europe Fibre Cement operating income excluding asset impairment charges increased 1% due to higher sales volume, partially offset by higher fixed manufacturing and organisational costs and a lower average net sales price.

The average NBSK pulp price was 3% lower at US$952 per ton, compared to fiscal year 2011. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Despite ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and a shadow inventory of foreclosed homes, the full year reflected a more stable market environment and consistent operating results when compared with the prior year. Although some industry data suggests increased interest among potential homebuyers, builder confidence remains at low levels and caution remains due to the many challenges that continue to inhibit a sustainable recovery in the overall housing market and broader US economy.

Asia Pacific Fibre Cement net sales. Net sales increased 6% from US$353.0 million in fiscal year 2011 to US$375.5 million in fiscal year 2012. Favourable exchange rate movements in the value of the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar net sales. In Australian dollars, net sales decreased 4% compared to fiscal year 2011 due to lower sales volume and unfavourable geographic mix, partially offset by price increases.

According to Australian Bureau of Statistics data, the total number of new dwellings approvals for fiscal year 2012 (on an original basis) decreased 11% when compared to fiscal year 2011. The reduction in new dwellings approved reflects weaker consumer confidence and a slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business gained both market and category share in fiscal year 2012.

The New Zealand business’ sales volumes in fiscal year 2012 were lower than fiscal year 2011 and the New Zealand housing market remains very subdued.

The Philippines business’ results in fiscal year 2012 reflected modest gains in sales volumes compared to fiscal year 2011.

Gross profit. Gross profit increased 4% from US$391.9 million in fiscal year 2011 to US$407.0 million in fiscal year 2012. The gross profit margin decreased 0.7 percentage points from 33.6% to 32.9%.

USA and Europe Fibre Cement gross profit increased 3% compared to the prior year, of which 7% was due to higher sales volume and 4% due to improved plant performance, partially offset by 3% due to a lower average net sales price, 3% due to freight costs and 2% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.7 percentage points.

Asia Pacific Fibre Cement gross profit increased 6% compared to fiscal year 2011. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased 4% compared to fiscal year 2011, primarily driven by a 4% reduction in sales volume compared to fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.1 percentage points.

Selling, general and administrative (SG&A) expenses. SG&A expenses increased 10%, from US$173.4 million in fiscal year 2011 to US$191.0 million in fiscal year 2012, primarily due to higher employment costs in the USA and Europe Fibre Cement segment and the inclusion of recoveries from third parties of US$10.3 million in fiscal year 2011 related to the costs of the ASIC proceedings for certain of the ten former officers and directors, as further explained below. As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.4%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.3 percentage points to 15.4%.

SG&A expenses in fiscal year 2012 included non-claims handling related operating expenses of AICF of US$2.8 million, compared to US$2.2 million in fiscal year 2011.

ASIC Proceedings

Legal costs incurred in the ASIC proceedings in fiscal year 2012 were US$1.1 million. The Company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2012 have totalled US$15.5 million, net of third party recoveries.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Readers are referred to Note 13 of the Company’s 31 March 2012 Consolidated Financial Statements and Section 3, “Legal Proceedings” for further information about the ASIC proceedings.

Research and development expenses. Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units. These costs were 11% higher for fiscal year 2012 at US$18.8 million compared to fiscal year 2011.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 5% higher for fiscal year 2012 at US$11.6 million, compared to fiscal year 2011.

Impairment charge. The Company recorded an asset impairment charge of US$14.3 million in fiscal year 2012 related to machinery and equipment in the USA and Europe Fibre Cement segment.

Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the New South Wales (NSW) Government in November 2006 and approved by the Company’s security holders in February 2007.

The discounted central estimate of the asbestos liability has increased from A$1.478 billion at 31 March 2011 to A$1.580 billion at 31 March 2012. The increase in the discounted central estimate of A$102 million is primarily due to lower discount rates, partially offset by a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the Company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the Company’s Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

During fiscal year 2012, the Australian dollar depreciated against the US dollar by 1%, compared to a 13% appreciation in fiscal year 2011.

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2012. The asbestos adjustments for fiscal years ended 31 March 2012 and 2011 are as follows:

	Fiscal Years Ended 31 March
	2012	2011
(Millions of US dollars)
Change in estimates	$(9.6)	$21.5
Effect of foreign exchange movements	(6.2)	(107.3)

Asbestos adjustments	$(15.8)	$(85.8)

Claims Data

The number of new claims filed in fiscal year 2012 of 456 is lower than new claims of 494 reported in fiscal year 2011, and below actuarial expectations for fiscal year 2012.

The number of settled claims in fiscal year 2012 of 428 is lower than claims settled of 459 in fiscal year 2011.

The average claim settlement in fiscal year 2012 of A$219,000 is A$15,000 higher than fiscal year 2011. Average claim sizes are in line with actuarial expectations for fiscal year 2012.

Asbestos claims paid of A$99.1 million for fiscal year 2012 are lower than the actuarial expectation of A$108.4 million due to lower settlement activity and lower-than-expected claims received.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the Company’s 31 March 2012 Consolidated Financial Statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, the Company made an early contribution of US$138.7 million to AICF, which enabled AICF to fully repay all amounts outstanding under the Facility on 3 April 2012.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Readers are referred to Note 11 of the Company’s 31 March 2012 Consolidated Financial Statements for further information.

Operating income. Operating income increased 49% to US$155.5 million in fiscal year 2012, compared to US$104.7 million in fiscal year 2011. Operating income in fiscal year 2012 included net unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, ASIC expenses of US$1.1 million and asset impairments of US$14.3 million. In fiscal year 2011, operating income included net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to ASIC proceedings of US$8.7 million.

USA and Europe Fibre Cement operating income excluding asset impairments increased 1% from US$160.3 million in fiscal year 2011 to US$162.7 million in fiscal year 2012. The increase in operating income was positively impacted by higher sales volume and improved plant performance, partially offset by higher fixed manufacturing and organisational costs, higher freight costs and a lower average net sales price. The USA and Europe Fibre Cement operating income margin excluding asset impairments was 0.8 percentage points lower at 18.9%.

Asia Pacific Fibre Cement operating income increased 1% from US$79.4 million in fiscal year 2011 to US$80.3 million in fiscal year 2012. In Australian dollars, Asia Pacific Fibre Cement operating income decreased 9% due to due to lower sales volume, unfavourable geographic mix and higher labour costs, partially offset by price increases. The Asia Pacific Fibre Cement operating income margin was 1.1 percentage points lower at 21.4%.

General corporate costs. General corporate costs increased 26% from US$26.9 million in fiscal year 2011 to US$33.9 million in fiscal year 2012.

ASIC expenses moved from a net benefit of US$8.7 million in the prior year to an expense of US$1.1 million. General corporate costs in fiscal year 2011 were materially impacted by US$10.3 million recovered from third parties in respect of prior period ASIC expenses. General corporate costs in fiscal year 2011 also reflected domicile change related costs of US$1.8 million.

General corporate costs excluding ASIC expenses and domicile change related costs decreased from US$33.8 million in fiscal year 2011 to US$32.8 million in fiscal year 2012.

Net interest expense. Net interest expense increased from US$4.4 million in fiscal year 2011 to US$7.4 million in fiscal year 2012. Net interest expense in fiscal year 2012 included interest and borrowing costs relating to the Company’s external credit facilities of US$3.7 million and a realised loss of US$7.5 million on interest rate swaps, partially offset by AICF interest income of US$3.3 million and other interest income of US$0.5 million. Net interest expense in fiscal year 2011 included a realised loss of US$3.9 million on interest rate swaps and interest and borrowing costs relating to the Company’s external credit facilities of US$5.0 million, partially offset by AICF interest income of US$4.3 million.

Other income (expense). Other income (expense) increased from an expense of US$3.7 million in fiscal year 2011 to income of US$3.0 million in fiscal year 2012. Movements in other income (expense) are solely due to changes in the fair value accounting of interest rate swap contracts, which were favourably impacted by an increase in medium term US dollar interest rates.

Income tax benefit (expense). Income tax benefit (expense) moved from an expense of US$443.6 million in fiscal year 2011 to an income tax benefit of US$453.2 million in fiscal year 2012, as further explained below.

The Company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 22.9% in fiscal year 2012, compared to 31.1% in fiscal year 2011, due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The Company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments. The Company recorded net favourable tax adjustments of US$486.9 million in fiscal year 2012, compared to net unfavourable tax adjustments of US$380.7 million in fiscal year 2011.

Fiscal year 2012 tax adjustments include a net benefit of US$485.2 million relating to the 1999 disputed amended tax assessment with the ATO, due to the High Court of Australia’s refusal to grant special leave for the ATO to appeal the Full Federal Court of Australia’s decision in favour of RCI Pty Ltd, as discussed below. Tax adjustments also reflect adjustments in the value of provisions for uncertain tax positions and net tax benefits that the Company anticipates will eventually become unavailable.

Tax adjustments in fiscal year 2011 reflected a US$32.6 million tax charge arising from the Company’s corporate structure simplification and adjustments in the value of provisions for uncertain tax positions. In addition, income tax for fiscal year 2011 reflected income tax expense for the 1999 disputed amended assessment with the ATO following the dismissal of an appeal by RCI in the Federal Court of Australia on 1 September 2010.

Net income (loss). Net income was US$604.3 million in fiscal year 2012, compared to a loss of US$347.0 million in fiscal year 2011. Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% from US$116.7 million in fiscal year 2011 to US$140.4 million in fiscal year 2012.

Year Ended 31 March 2011 Compared to Year Ended 31 March 2010

The following table shows our selected financial and operating data for continuing operations for fiscal years 2011 and 2010, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2011	2010	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$814.0	$828.1	(2)%
Asia Pacific Fibre Cement	353.0	296.5	19

Total net sales	1,167.0	1,124.6	4
Cost of goods sold	(775.1)	(708.5)	(9)

Gross profit	391.9	416.1	(6)
Selling, general and administrative expenses	(173.4)	(185.8)	7
Research and development expenses	(28.0)	(27.1)	(3)
Asbestos adjustments	(85.8)	(224.2)	62

Operating income (loss)	104.7	(21.0)	—
Net interest expense	(4.4)	(4.0)	(10)
Other (expense) income	(3.7)	6.3	—

Income (loss) before income taxes	96.6	(18.7)	—
Income tax expense	(443.6)	(66.2)	—

Net loss	$(347.0)	$(84.9)	—

Volume (mmsf):
USA and Europe Fibre Cement	1,248.0	1,303.7	(4)
Asia Pacific Fibre Cement	407.8	389.6	5

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$ 652	US$ 635	3
Asia Pacific Fibre Cement	A$ 916	A$ 894	2%

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

Similarly, freight costs in the US were higher for fiscal year 2011 compared to fiscal year 2010 with the majority of the increase impacting the fourth quarter result. Freight costs rose due to higher truck rates attributed to flatbed truck supply constraints (as the broader US economy recovers), higher fuel costs and product mix shifts.

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

In Australia, the Scyon™ branded product range continued to build momentum over the course of fiscal year 2011. In New Zealand, the business faced continued challenges as business and consumer confidence fell during fiscal year 2011 and subsequently the construction of residential houses fell to historically low levels. The business has also had to contend with increased competition from imported products. In the Philippines, sales volume decreased slightly in fiscal year 2011 compared to fiscal year 2010. Improved sales of differentiated products and relatively strong underlying market conditions during fiscal year 2011 were partially offset by a mechanical failure during the second quarter.

Gross profit. Gross profit decreased 6% from US$416.1 million in fiscal year 2010 to US$391.9 million in fiscal year 2011. The gross profit margin decreased 3.4 percentage points from 37.0% in fiscal year 2010 to 33.6 % in fiscal year 2011.

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

Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the New South Wales (NSW) Government in November 2006 and approved by the Company’s security holders in February 2007.

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

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2011. The asbestos adjustments for the fiscal years ended 31 March 2011 and 2010 are as follows:

	Fiscal Years Ended 31 March
	2011	2010
(Millions of US dollars)
Change in estimates	$21.5	$(3.3)
Effect of foreign exchange movements	(107.3)	(220.9)

Asbestos adjustments	$(85.8)	$(224.2)

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

Operating income excluding asbestos, asset impairments and ASIC expenses – operating income excluding asbestos, asset impairments and ASIC expenses is not measures of financial performance under US GAAP and should not be considered to be more meaningful than operating income. Management has included these financial measures to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
USA and Europe Fibre Cement	$162.7	$160.3	$208.5
Asia Pacific Fibre Cement	80.3	79.4	58.7
Research and Development	(20.7)	(20.1)	(19.0)
General Corporate:
General corporate costs	(33.9)	(26.9)	(42.9)
Asbestos adjustments	(15.8)	(85.8)	(224.2)
Asset impairments	(14.3)	—	—
AICF SG&A expenses	(2.8)	(2.2)	(2.1)

Total operating income (loss)	$155.5	$104.7	$(21.0)

Excluding:
Asbestos:
Asbestos adjustments	15.8	85.8	224.2
AICF SG&A expenses	2.8	2.2	2.1
Asset impairments	14.3	—	—
ASIC related expenses (recoveries)	1.1	(8.7)	3.4

Operating income excluding asbestos, asset impairments and ASIC expenses	$189.5	$184.0	$208.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March

(Millions of US dollars)	2012	2011	2010
Income (loss) before income taxes	$151.1	$96.6	$(18.7)

Excluding:

Asbestos:
Asbestos adjustments	15.8	85.8	224.2
AICF SG&A expenses	2.8	2.2	2.1
AICF interest income	(3.3)	(4.3)	(3.3)
Gain on AICF investments	—	—	(6.7)
Asset impairments	14.3	—	—

Income before income taxes excluding asbestos and asset impairments	$180.7	$180.3	$197.6

Income tax benefit (expense)	$453.2	$(443.6)	$(66.2)

Excluding:

Asbestos:
Tax (benefit) expense related to asbestos adjustments	(2.7)	6.9	1.1
Tax benefit related to asset impairments	(5.0)	—	—
Tax adjustments[1]	(486.9)	380.7	(2.9)

Income tax expense excluding tax effect of asbestos adjustments, asset impairments and tax adjustments	$(41.4)	$(56.0)	$(68.0)

Effective tax rate	299.9%	(459.2)%	354.0%
Effective tax rate excluding asbestos, asset impairments and tax adjustments	22.9%	31.1%	34.4%

Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Net income (loss)	$604.3	$(347.0)	$(84.9)

Excluding:
Asbestos:
Asbestos adjustments	15.8	85.8	224.2
AICF SG&A expenses	2.8	2.2	2.1
AICF interest income	(3.3)	(4.3)	(3.3)
Gain on AICF investments	—	—	(6.7)
Tax (benefit) expense related to asbestos adjustments	(2.7)	6.9	1.1
Asset impairments	14.3	—	—
ASIC related expenses (recoveries) net of tax	1.1	(7.6)	3.4
Tax benefit related to asset impairments	(5.0)	—	—
Tax adjustments[1]	(486.9)	380.7	(2.9)

Net income excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$140.4	$116.7	$133.0

[1]

Fiscal year 2012 includes a benefit of US485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

Impact of Recent Accounting Pronouncements

In May 2011, FASB issued ASU No. 2011-04, which amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. ASU No. 2011-04 is effective for the interim and annual periods beginning on or after 15 December 2011. The adoption of this ASU did not result in a material impact on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on our consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on our consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Our treasury policy regarding our liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. Counterparty limits are managed by our treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the CFO.

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

Excluding AICF’s drawdown on its standby loan facility with the NSW Government (which the Company is not a party to, guarantor of or security provider in respect of AICF loan facility), we moved to a net cash position of US$265.4 million at 31 March 2012 compared to net debt of US$40.4 million at 31 March 2011.

As of 31 March 2012, we had credit facilities totaling US$280.0 million, of which no amounts were drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2012
Description	Effective Interest Rate	Total Facility	Principal Drawn
	(Millions of US dollars)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$280.0	$—

The weighted average interest rate on the Company’s total debt was nil and 1.02% at 31 March 2012 and 2011, respectively.

On 28 March 2012, US$40.0 million of our unutilised credit facilities with a maturity of February 2013 were cancelled. We did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to us.

We draw on and repay amounts available under our term facilities throughout the financial year. During fiscal year 2012, we drew down US$160.0 million and repaid US$219.0 million of our term facilities. The weighted average remaining term of the total credit facilities of at 31 March 2012 was 0.9 years.

If the Company is unable to extend its remaining credit facilities, or is unable to renew its existing credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, suspend share buy-back activities or dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements.

The Company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings and proceeds from the sale of property, plant and equipment. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The Company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances and anticipated operating cash flows arising during the year. The Company anticipates that any additional cash requirements will be met from existing unutilised committed credit facilities and anticipated future net operating cash flow.

At 31 March 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos-related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.

The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (GIC) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivables Policy, RCI would pay 50% of the total amended assessment, being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries NV) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (Objection Decision). On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations for the year ended 31 March 2011, which did not result in a cash outflow. In addition, the Company recognised an uncertain tax position of US$190.4 million (A$184.3 million) on its consolidated balance sheet at 31 March 2011 relating to the unpaid portion of the amended assessment.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

During the fourth quarter ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, and interest on overpayment of tax, totalling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

Readers are referred to Note 14 of the Company’s Consolidated Financial Statements for the year ended 31 March 2012 for further information.

ASIC Proceedings

During fiscal year 2012, legal costs incurred in the ASIC proceedings were US$1.1 million. The Company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2012 have totalled US$15.5 million, net of third party recoveries.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Readers are referred to Note 13 of the Company’s 31 March 2012 Consolidated Financial Statements for further information about the ASIC proceedings.

Cash Flow — Year Ended 31 March 2012 compared to Year ended 31 March 2011

Net operating cash flow increased US$240.0 million from US$147.2 million in fiscal year 2011 to US$387.2 million in fiscal year 2012. Net operating cash flow was favourably impacted by a cash refund of US$396.3 million from the ATO, reflecting RCI’s successful appeal of a 1999 disputed amended tax assessment, partially offset by a contribution to AICF of US$51.5 million in July 2011 (compared to US$63.7 million in fiscal year 2011) and our early contribution to AICF of US$138.7 million on 2 April 2012, which was reflected as restricted cash at 31 March 2012.

Excluding the ATO cash refund and contributions to AICF, net operating cash flow decreased 14% from US$210.9 million in the prior year to US$181.1 million. Net operating cash flow was unfavourably impacted by a payment of withholding taxes of US$35.5 million arising from the Company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of fiscal year 2011, and settlements of interest rate swap contracts, which resulted in a realised loss of US$7.5 million. These unfavourable movements were partially offset by an unrelated tax refund of US$12.3 million.

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

Net cash used in investing activities increased from US$49.6 million in fiscal year 2011 to US$49.9 million in fiscal year 2012. The increase was due to the deposit of US$14.4 million related to the acquisition of the assets of a US business engaged in the pultrusion of fibreglass profiles, which was completed in the first quarter of fiscal year 2013. This increase was offset by a US$14.5 million decrease in our capital expenditures from US$50.3 million in fiscal year 2011 to US$35.8 million in fiscal year 2012.

Net cash used in financing activities decreased from US$89.7 million in fiscal year 2011 to US$84.4 million in fiscal year 2012 primarily due to repurchases of common stock of US$19.0 million and dividends paid of US$17.4 million in fiscal year 2012, which were both nil in fiscal year 2011. These decreases were partially offset by a reduction in our outstanding term facilities of US$59.0 million during fiscal year 2012 compared to reduction of US$95.0 million during fiscal year 2011.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2012, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend between US$70 million and US$100 million in fiscal year 2012 for capital expenditures, including facility upgrades and expansions and equipment to enhance environmental compliance.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$265.4 million at 31 March 2012 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

Subject to the terms and conditions of the AFFA, we are required to fund AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments), A$72.8 million (US$63.7 million) and A$48.9 million (US$51.5 million) were made in fiscal years 2009, 2011 and 2012, respectively. Under the terms of the AFFA, we were not required to make a contribution to AICF in fiscal years 2008 and 2010. On 2 April 2012, we made an early contribution of US$138.7 million (A$132.3 million) to AICF. We expect to make a further contribution of US$45.4 million on 2 July 2012. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

No dividends were paid to shareholders in fiscal year 2011. On 17 May 2011, we announced the adoption of a capital management policy to distribute between 20% and 30% of profits after tax (excluding asbestos adjustments, which are substantially of a non-cash nature in the short-term) in the form of ordinary dividends and to conduct a more active approach to capital management which was likely to see us buying back or issuing shares as our capital needs dictate, subject to the Board’s review and declaration. In accordance with this policy, we also announced that we were seeking to acquire up to 5% of our issued capital via an on-market share buyback during the twelve month period which ended on 21 May 2012. We acquired 3.4 million shares during fiscal year 2012 at an aggregate cost of US$19.0 million (A$19.1 million) at an average price paid per share of US$5.55 (A$5.59) under this previous share buyback program. As of 31 March 2012, all acquired shares were officially cancelled. See Section 3, “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

To facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently (including for the purpose of making periodic contributions to AICF), we commenced an internal reorganisation involving simplification of our corporate structure including some of the arrangements which were previously part of our Netherlands domicile. As part of this restructure, we incurred a tax charge of approximately US$32.6 million in fiscal year 2011, which was paid in fiscal year 2012. This charge did not impact our contribution to AICF in July 2011, although it is likely to reduce the contribution to AICF in July 2012 by approximately US$12.4 million in accordance with the terms of the AFFA. However, this amount was offset with the Company’s early contribution to AICF of US$138.7 million on 2 April 2012, which was 35% of amounts received from the ATO.

On 21 May 2012, the Company announced a new share buyback program to acquire up to 5% of its issued capital over the subsequent 12 month period.

In fiscal year 2012, we paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million. On 21 May 2012, we announced an ordinary dividend of US38.0 cents per security. The dividend was declared in United States currency and will be paid on 23 July 2012, with a record date of 29 June 2012. When added to the interim ordinary dividend of US4.0 cents per security, paid from earnings in the first-half of fiscal year 2012, the full year dividend is US42.0 cents per security.

The full year dividend is at the upper end of the dividend payout ratio of 20% to 30% announced by the Company in May 2011. The Company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. This may be achieved, in part, with an increase in the dividend payout ratio.

We believe our business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing values. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a slower recovery than expected in new housing starts in the United States or in other countries in which we manufacture and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2012, the average NBSK pulp price was US$952 per ton, a decrease of 3% compared to fiscal year 2011. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US increased in fiscal year 2012 and are expected to rise over the short to medium term reflecting supply constraints for trucks, as the broader economy improves and the cost of fuel remains high.

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

Capital Expenditures

Our total capital expenditures for fiscal years 2012, 2011 and 2010 were US$35.8 million, US$50.3 million and US$50.5 million, respectively.

Significant capital expenditures in fiscal years 2012 and 2011 included expenditures related to: a new finishing capability on an existing product line; equipment to enhance environmental compliance at our plants; an upgrade to the US business’ supply chain management IT systems; and a new ColorPlus line at our Cleburne, Texas plant. Significant capital expenditures in fiscal year 2011 also included the addition of 12 foot XLD Trim capability at our Peru, Illinois plant.

Contractual Obligations

The following table summarises our contractual obligations at 31 March 2012:

	Payments Due During Fiscal Year Ending 31 March

(Millions of US dollars)	Total	2013		2014 to 2015		2016 to 2017		Beyond 5 Years
Asbestos Liability[1]	$1,662.6	$	N/A	$	N/A	$	N/A	$	N/A

Long-Term Debt	—		—		—		—		—

Estimated interest payments on Long-Term Debt[2]	3.1		1.9		1.2		—		—

Long-Term Debt – AICF loan facility[3]	30.9		30.9		—		—		—

Estimated interest payments on Long-Term Debt – AICF loan facility[4]	—		—		—		—		—

Operating Leases	90.3		18.4		32.8		21.0		18.1

Purchase Obligations[5]	0.7		0.7		—		—		—

Total	$1,787.6		$51.9		$34.0		$21.0		$18.1

[1]

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

[2]

Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2012 balance and interest rates remaining consistent with the rates at 31 March 2012. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2018 as such amounts are not reasonably estimable.

[3]

On 3 April 2012, all amounts outstanding under AICF loan facility were fully repaid. JHI SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows.

[4]

On 3 April 2012, all amounts outstanding under AICF loan facility were fully repaid. The Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

[5]

Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 13 to our consolidated financial statements for further information regarding long-term debt, long-term debt – asbestos and operating leases, respectively.

Off-Balance Sheet Arrangements

As of 31 March 2012 and 2011, we did not have any material off-balance sheet arrangements.

Research and Development

For fiscal years 2012, 2011 and 2010, our expenses for research and development were US$30.4 million, US$28.0 million and US$27.1 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

Outlook

While some encouraging industry data points emerged during the final quarter of fiscal year 2012, we are planning for the market to be up only slightly over the prior year.

The rate of improvement in the US housing market continues to be inhibited by tight credit conditions, large but declining levels of excess inventory, high levels of unemployment, and uncertainty regarding house values.

In Australia, market conditions softened during the year, reflecting the continued deterioration in consumer confidence. Despite the Reserve Bank of Australia’s recent reductions in official interest rates, market forecasters expect Australia’s residential construction activity to continue to contract in the coming 12 months.

The New Zealand market continues to operate at subdued levels.

Additionally, while US dollar pulp prices have fallen from their highs, they remain at elevated levels and the business continues to contend with higher freight costs than in previous periods.

Changes in the asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in “Forward Looking Statements,” may have a material impact on our consolidated financial statements.

James Hardie Industries SE

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries SE

We have audited the accompanying consolidated balance sheets of James Hardie Industries SE as of 31 March 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE at 31 March 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2012 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries SE’s internal control over financial reporting as of 31 March 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 21 May 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

21 May 2012

James Hardie Industries SE

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March 2012	31 March 2011
Assets
Current assets:
Cash and cash equivalents	$265.4	$18.6
Restricted cash and cash equivalents	140.4	0.8
Restricted cash and cash equivalents - Asbestos	59.0	56.1
Restricted short-term investments - Asbestos	6.0	5.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million and $2.7 million as of 31 March 2012 and 31 March 2011, respectively	137.7	138.1
Inventories	189.0	161.5
Prepaid expenses and other current assets	18.8	31.6
Insurance receivable - Asbestos	19.9	13.7
Workers’ compensation - Asbestos	0.5	0.3
Deferred income taxes	15.9	21.1
Deferred income taxes - Asbestos	23.0	10.5

Total current assets	875.6	458.1
Restricted cash and cash equivalents	3.5	4.5
Property, plant and equipment, net	665.5	707.7
Insurance receivable - Asbestos	208.6	188.6
Workers’ compensation - Asbestos	83.4	90.4
Deferred income taxes	11.1	27.3
Deferred income taxes - Asbestos	421.5	451.4
Other assets	40.8	32.6

Total assets	$2,310.0	$1,960.6

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$92.6	$106.4
Current portion of long-term debt - Asbestos	30.9	-
Accrued payroll and employee benefits	45.4	40.9
Accrued product warranties	7.4	6.1
Income taxes payable	81.7	3.9
Asbestos liability	125.3	111.1
Workers’ compensation - Asbestos	0.5	0.3
Other liabilities	19.3	53.8

Total current liabilities	403.1	322.5
Long-term debt	-	59.0
Deferred income taxes	100.5	108.1
Accrued product warranties	19.6	20.1
Asbestos liability	1,537.3	1,587.0
Workers’ compensation - Asbestos	83.4	90.4
Australian Taxation Office - amended assessment	-	190.4
Other liabilities	39.7	37.6

Total liabilities	2,183.6	2,415.1

Commitments and contingencies (Note 13)
Shareholders’ equity (deficit):
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 437,175,963 shares issued at 31 March 2012 and 436,386,587 shares issued at 31 March 2011	224.0	222.5
Additional paid-in capital	67.6	52.5
Accumulated deficit	(214.6)	(784.7)
Accumulated other comprehensive income	49.4	55.2

Total shareholders’ equity (deficit)	126.4	(454.5)

Total liabilities and shareholders’ equity (deficit)	$2,310.0	$1,960.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Operations

	Years Ended 31 March
(Millions of US dollars, except per share data)	2012	2011	2010

Net sales	$1,237.5	$1,167.0	$1,124.6
Cost of goods sold	(830.5)	(775.1)	(708.5)

Gross profit	407.0	391.9	416.1

Selling, general and administrative expenses	(191.0)	(173.4)	(185.8)
Research and development expenses	(30.4)	(28.0)	(27.1)
Impairment charge	(14.3)	-	-
Asbestos adjustments	(15.8)	(85.8)	(224.2)

Operating income (loss)	155.5	104.7	(21.0)
Interest expense	(11.2)	(9.0)	(7.7)
Interest income	3.8	4.6	3.7
Other income (expense)	3.0	(3.7)	6.3

Income (loss) before income taxes	151.1	96.6	(18.7)
Income tax benefit (expense)	453.2	(443.6)	(66.2)

Net income (loss)	$604.3	$(347.0)	$(84.9)

Net income (loss) per share:
Basic	$1.39	$(0.80)	$(0.20)
Diluted	$1.38	$(0.80)	$(0.20)
Weighted average common shares outstanding
(Millions):
Basic	436.2	435.6	433.1
Diluted	437.9	435.6	433.1

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Cash Flows From Operating Activities
Net income (loss)	$604.3	$(347.0)	$(84.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	65.2	62.9	61.7
Deferred income taxes	11.3	(21.9)	19.2
Pension cost	-	1.3	0.1
Stock-based compensation	7.8	9.1	7.7
Asbestos adjustments	15.8	85.8	224.2
Tax benefit from stock options exercised	-	(0.4)	(0.9)
Impairment charge	14.3	-	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(59.1)	63.3	14.9
Restricted short-term investments	(0.1)	9.7	54.4
Payment to AICF	(51.5)	(63.7)	-
Accounts and other receivables	2.2	24.9	(30.1)
Inventories	(26.7)	(8.1)	(12.2)
Prepaid expenses and other assets	19.2	6.3	(48.1)
Insurance receivable - Asbestos	25.0	22.9	14.4
Accounts payable and accrued liabilities	87.4	(7.7)	35.4
Asbestos liability	(106.3)	(97.8)	(91.0)
Deposit with Australian Taxation Office	-	254.3	(29.3)
Australian Taxation Office - amended assessment	(197.4)	190.4	-
Other accrued liabilities	(24.2)	(37.1)	47.6

Net cash provided by operating activities	$387.2	$147.2	$183.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(35.8)	$(50.3)	$(50.5)
Proceeds from sale of property, plant and equipment	0.3	0.7	-
Deposit on acquisition	(14.4)	-	-

Net cash used in investing activities	$(49.9)	$(49.6)	$(50.5)

Cash Flows From Financing Activities
Repayments of short-term borrowings	$-	$-	$(93.3)
Proceeds from long-term borrowings	160.0	460.0	274.0
Repayments of long-term borrowings	(219.0)	(555.0)	(350.7)
Proceeds from issuance of shares	11.0	4.9	10.1
Tax benefit from stock options exercised	-	0.4	0.9
Common stock repurchased and retired	(19.0)	-	-
Dividends paid	(17.4)	-	-

Net cash used in financing activities	$(84.4)	$(89.7)	$(159.0)

Effects of exchange rate changes on cash	$(6.1)	$(8.5)	$3.2

Net increase (decrease) in cash and cash equivalents	246.8	(0.6)	(23.2)
Cash and cash equivalents at beginning of period	18.6	19.2	42.4

Cash and cash equivalents at end of period	$265.4	$18.6	$19.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	$256.1	$9.5	$13.1
Short-term deposits	9.3	9.1	6.1

Cash and cash equivalents at end of period	$265.4	$18.6	$19.2

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$11.2	$9.1	$7.4
Cash paid during the year for income taxes, net	$29.5	$38.7	$48.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2009	$219.2	$22.7	$(352.8)	$-	$2.2	$(108.7)
Comprehensive income:
Net loss	-	-	(84.9)	-	-	(84.9)
Pension and post-retirement benefit adjustments	-	-	-	-	(0.2)	(0.2)
Unrealised gain on investments	-	-	-	-	1.2	1.2
Foreign currency translation gain	-	-	-	-	56.0	56.0

Other comprehensive income	-	-	-	-	57.0	57.0

Total comprehensive loss						(27.9)
Stock-based compensation	-	7.7	-	-	-	7.7
Tax benefit from stock options exercised	-	0.9	-	-	-	0.9
Equity awards exercised	1.9	8.2	-	-	-	10.1

Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$-	$59.2	$(117.9)

Comprehensive income:
Net loss	-	-	(347.0)	-	-	(347.0)
Pension and post-retirement benefit adjustments	-	-	-	-	1.3	1.3
Unrealised gain on investments	-	-	-	-	1.3	1.3
Foreign currency translation loss	-	-	-	-	(6.6)	(6.6)

Other comprehensive loss	-	-	-	-	(4.0)	(4.0)

Total comprehensive loss						(351.0)
Stock-based compensation	0.7	8.4	-	-	-	9.1
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised/released	0.7	4.2	-	-	-	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$-	$55.2	$(454.5)

Comprehensive income:
Net income	-	-	604.3	-	-	604.3
Unrealised gain on investments	-	-	-	-	0.1	0.1
Foreign currency translation loss	-	-	-	-	(5.9)	(5.9)

Other comprehensive loss	-	-	-	-	(5.8)	(5.8)

Total comprehensive income						598.5
Stock-based compensation	2.0	5.8	-	-	-	7.8
Equity awards exercised	1.3	9.7	-	-	-	11.0
Dividends paid	-	-	(17.4)	-	-	(17.4)
Treasury stock purchased	-	-	-	(19.0)	-	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	-	-

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$-	$49.4	$126.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

Nature of Operations

James Hardie Industries SE manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 21 August 2009, James Hardie Industries N.V. (“JHI NV”) shareholders approved a plan to transform the Company into a Societas Europaea (“SE”) and, subsequently, change its domicile from The Netherlands to Ireland. On 19 February 2010, the Company was transformed from a Dutch “NV” company to a Dutch “SE” company, and on 17 June 2010, the Company moved its corporate domicile from The Netherlands to Ireland and, in so doing, became an Irish “SE” company. The Company became an Irish tax resident on 29 June 2010 and operates under the name of James Hardie Industries SE (“JHI SE”).

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

Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the “AFFA”), the Asbestos Injuries Compensation Fund (“AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents at 31 March 2012 is US$138.7 million related to the Company’s expected early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

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

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012. Readers are referred to Note 7 for additional information.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$8.6 million, US$7.9 million and US$9.1 million during the years ended 31 March 2012, 2011 and 2010, respectively.

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

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo method.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

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

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2012	2011	2010

Basic common shares outstanding	436.2	435.6	433.1
Dilutive effect of stock awards	1.7	-	-

Diluted common shares outstanding	437.9	435.6	433.1

(US dollars)	2012	2011	2010

Net income (loss) per share - basic	$1.39	$(0.80)	$(0.20)
Net income (loss) per share - diluted	$1.38	$(0.80)	$(0.20)

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Potential common shares of 11.1 million, 13.8 million and 13.7 million for the years ended 31 March 2012, 2011 and 2010, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

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

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

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

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to AICF, which manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. The Company appoints three AICF directors and the NSW Government appoints two AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers JHI SE to be the primary beneficiary of AICF.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations when realised.

For the year ended 31 March 2012, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

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

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

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

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

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

AICF – Other Assets and Liabilities

Other assets and liabilities of AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. ASU No. 2011-04 is effective for the interim and annual periods beginning on or after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Cash at bank and on hand	$256.1	$9.5
Short-term deposits	9.3	9.1

Total cash and cash equivalents	$265.4	$18.6

4.  Restricted Cash

Included in restricted cash and cash equivalents is US$5.2 million and US$5.3 million related to an insurance policy at 31 March 2012 and 2011, respectively, which restricts the cash from use for general corporate purposes.

Also included in restricted cash and cash equivalents at 31 March 2012 is US$138.7 million related to the Company’s early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Trade receivables	$123.3	$118.3
Other receivables and advances	16.7	22.5
Allowance for doubtful accounts	(2.3)	(2.7)

Total accounts and other receivables	$137.7	$138.1

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2012	2012
Balance at beginning of period	$2.7	$2.3
Charged to expense	-	0.4
Recoveries	(0.4)	-

Balance at end of period	$2.3	$2.7

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Finished goods	$117.9	$104.5
Work-in-process	9.0	5.9
Raw materials and supplies	67.4	57.3
Provision for obsolete finished goods and raw materials	(5.3)	(6.2)

Total inventories	$189.0	$161.5

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction In Progress[1]	Total

Balance at 31 March 2010:
Cost	$18.1	$205.2	$897.9	$47.7	$1,168.9
Accumulated depreciation	-	(57.0)	(401.3)	-	(458.3)

Net book value	18.1	148.2	496.6	47.7	710.6

Changes in net book value:
Capital expenditures	0.2	4.4	58.9	(13.2)	50.3
Retirements and sales	-	-	(0.7)	-	(0.7)
Depreciation	-	(9.5)	(53.4)	-	(62.9)
Foreign currency translation adjustments	-	-	10.4	-	10.4

Total changes	0.2	(5.1)	15.2	(13.2)	(2.9)

Balance at 31 March 2011:
Cost	18.3	209.6	966.5	34.5	1,228.9
Accumulated depreciation	-	(66.5)	(454.7)	-	(521.2)

Net book value	$18.3	$143.1	$511.8	$34.5	$707.7

Changes in net book value:
Capital expenditures	-	-	28.6	7.2	35.8
Retirements and sales	-	-	(0.3)	-	(0.3)
Depreciation	-	(8.8)	(56.4)	-	(65.2)
Impairment of long-lived assets	-	-	(14.3)	-	(14.3)
Foreign currency translation adjustments	-	-	1.8	-	1.8

Total changes	-	(8.8)	(40.6)	7.2	(42.2)

Balance at 31 March 2012:
Cost	18.3	209.6	982.3	41.7	1,251.9
Accumulated depreciation	-	(75.3)	(511.1)	-	(586.4)

Net book value	$18.3	$134.3	$471.2	$41.7	$665.5

1 Construction in progress consists of plant expansions and upgrades.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Depreciation expense for the year ended 31 March 2012 was US$65.2 million. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$2.3 million and US$2.4 million as of 31 March 2012 and 2011, respectively.

Impairment of Long-Lived Assets

The Company recorded an asset impairment charge of US$14.3 million during the year ended 31 March 2012 related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Trade creditors	$67.3	$57.7
Other creditors and accruals	25.3	48.7

Total accounts payable and accrued liabilities	$92.6	$106.4

9.  Long-Term Debt

At 31 March 2012, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	-	130.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	-	50.0	-

Total		$280.0	$-

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

At 31 March 2012, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil and 1.02% at 31 March 2012 and 2011, respectively, and the weighted average term of all debt facilities is 0.9 years at 31 March 2012. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

On 28 March 2012, US$40.0 million of the Company’s unutilised credit facilities with a maturity of February 2013 were cancelled. The Company did not replace these credit facilities. Accordingly, at 31 March 2012, US$280.0 million was unutilised and available to the Company.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2012, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

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

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$0.8 million and US$0.9 million as of 31 March 2012 and 2011, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Balance at beginning of period	$26.2	$24.9	24.9
Accruals for product warranties	13.1	9.1	8.1
Settlements made in cash or in kind	(12.3)	(7.8)	(8.4)
Foreign currency translation adjustments	-	-	0.3

Balance at end of period	$27.0	$26.2	$24.9

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Change in estimates:
Change in actuarial estimate - asbestos liability	$(67.8)	$9.8	$(3.8)
Change in actuarial estimate - insurance receivable	49.8	(0.5)	1.9
Change in estimate - AICF claims-handling costs	8.4	12.2	(1.4)

Subtotal - Change in estimates	(9.6)	21.5	(3.3)
Loss on foreign currency exchange	(6.2)	(107.3)	(220.9)

Total Asbestos Adjustments	$(15.8)	$(85.8)	$(224.2)

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2012	2011
Asbestos liability – current	$(125.3)	$(111.1)
Asbestos liability – non-current	(1,537.3)	(1,587.0)

Asbestos liability – Total	(1,662.6)	(1,698.1)

Insurance receivable – current	19.9	13.7
Insurance receivable – non-current	208.6	188.6

Insurance receivable – Total	228.5	202.3

Workers’ compensation asset – current	0.5	0.3
Workers’ compensation asset – non-current	83.4	90.4
Workers’ compensation liability – current	(0.5)	(0.3)
Workers’ compensation liability – non-current	(83.4)	(90.4)

Workers’ compensation – Total	-	-

Loan facility	(30.9)	-
Other net liabilities	(2.3)	(1.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	65.0	61.9

Net AFFA liability	$(1,402.3)	$(1,435.2)

Deferred income taxes – current	23.0	10.5
Deferred income taxes – non-current	421.5	451.4

Deferred income taxes – Total	444.5	461.9

Income tax payable	18.5	18.6

Net Unfunded AFFA liability, net of tax	$(939.3)	$(954.7)

On 1 July 2011, the Company contributed US$51.5 million to AICF in accordance with the terms of the AFFA.

On 2 April 2012, the Company contributed US$138.7 million to AICF, representing 35% of the total cash received from the ATO, resulting from the favourable outcome of RCI’s appeal of the 1999 disputed amended tax assessment. Readers are referred to Note 14 for additional information on RCI’s appeal of the ATO’s amended tax assessment.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2012.

The changes in the asbestos liability for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2011	A$(1,643.1)	0.9676	$ (1,698.1)
Asbestos claims paid[1]	99.1	0.9573	103.5
AICF claims-handling costs incurred[1]	2.7	0.9573	2.8
Change in actuarial estimate[2]	(65.2)	0.9614	(67.8)
Change in estimate of AICF claims-handling costs[2]	8.1	0.9614	8.4
Loss on foreign currency exchange			(11.4)

Asbestos liability – 31 March 2012	A$(1,598.4)	0.9614	$ (1,662.6)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2011	A$195.7	0.9676	$ 202.3
Insurance recoveries[1]	(23.9)	0.9573	(25.0)
Change in actuarial estimate[2]	47.9	0.9614	49.8
Gain on foreign currency exchange			1.4

Insurance receivable – 31 March 2012	A$219.7	0.9614	$ 228.5

Included in insurance receivable is US$8.4 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2011	A$ 446.9	0.9676	$ 461.9
Amounts offset against income tax payable[1]	(22.1)	0.9573	(23.1)
AICF earnings¹	2.5	0.9573	2.6
Gain on foreign currency exchange			3.1

Deferred tax assets – 31 March 2012	A$ 427.3	0.9614	$ 444.5

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2 The spot exchange rate at 31 March 2012 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2012 and 2011, this amount was US$23.1 million and US$21.1 million, respectively. During the year ended 31 March 2012, there was a US$0.6 million favourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.3 million and US$2.5 million at 31 March 2012 and 2011, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of nil and US$1.3 million at 31 March 2012 and 2011, respectively. During the year ended 31 March 2012, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

At 31 March 2012, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.1 million. This appreciation in the fair value of investments are recorded in Other Comprehensive Income.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

The changes in the restricted cash and short-term investments of AICF for the year ended 31 March 2012 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	A$ 59.9	0.9676	$ 61.9
Asbestos claims paid[1]	(99.1)	0.9573	(103.5)
Payments received in accordance with AFFA[2]	48.9	0.9487	51.5
AICF operating costs paid – claims-handling[1]	(2.7)	0.9573	(2.8)
AICF operating costs paid – non claims-handling[1]	(2.7)	0.9573	(2.8)
Insurance recoveries[1]	23.9	0.9573	25.0
Interest and investment income[1]	3.2	0.9573	3.3
Unrealised gain on investments[1]	0.1	0.9573	0.1
Proceeds from loan facility²	29.7	0.9281	32.0
Other[1]	1.3	0.9573	1.4
Loss on foreign currency exchange			(1.1)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$ 62.5	0.9614	$ 65.0

1 The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

2 The spot exchange rate on the date the transaction occurred is used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2012. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.6 billion (US$1.7 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2012 and to adjust for payments made to claimants during the year then ended.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2012, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$386.0 million (US$401.5 million) after making a general credit risk allowance for insurance carriers for A$44.8 million (US$46.6 million) and an allowance for A$53.9 million (US$56.1 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.4 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.3 billion (US$4.5 billion) as of 31 March 2012. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2012		2011		2010		2009		2008

Number of open claims at beginning of period		564		529		534		523		490
Number of new claims		456		494		535		607		552
Number of closed claims		428		459		540		596		519
Number of open claims at end of period		592		564		529		534		523
Average settlement amount per settled claim	A$	218,610	A$	204,366	A$	190,627	A$	190,638	A$	147,349
Average settlement amount per case closed	A$	198,179	A$	173,199	A$	171,917	A$	168,248	A$	126,340

Average settlement amount per settled claim	US$	228,361	US$	193,090	US$	162,250	US$	151,300	US$	128,096
Average settlement amount per case closed	US$	207,019	US$	163,642	US$	146,325	US$	133,530	US$	109,832

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$332.9 million, based on the exchange rate at 31 March 2012).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2012, the discounted value of insurance policies was A$209.9 million (US$218.3 million, based on the exchange rate at 31 March 2012).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

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

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

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

On 17 February 2012, AICF made an initial drawing of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate on 17 February 2012) under the Facility. On 3 April 2012, all amounts outstanding under the Facility were fully repaid.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

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

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income (Expense). At 31 March 2012, the Company had interest rate swap contracts with a total notional principal of US$100.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

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

At 31 March 2012 the weighted average fixed interest rate of these contracts is 2.5% and the weighted average remaining life is 1.4 years. These contracts have a fair value of US$3.1 million, which is included in Accounts Payable. For the year ended 31 March 2012 and 2011, the Company included in Other Income (Expense) an unrealised gain of US$3.0 million and an unrealised loss of US$3.8 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$7.5 million and US$3.9 million for the year ended 31 March 2012 and 2011, respectively.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2012 according to the valuation techniques the Company used to determine their fair values.

(Millions of US dollars)	Fair Value at 31 March 2012	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$265.4	$265.4	$-	$-
Restricted cash and cash equivalents	202.9	202.9	-	-
Restricted short-term investments	6.0	-	6.0	-

Total Assets	$474.3	$468.3	$6.0	$-

Liabilities
Interest rate swap contracts included in Accounts Payable	3.1	-	3.1	-

Total Liabilities	$3.1	$-	$3.1	$-

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

13.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including putative class action lawsuits and litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

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

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal has not delivered judgment on these matters.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the continued proceedings involving the seven former non-executive directors and the former executive.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

The Company is involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims. The Company recognises a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and whether the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, the Company is unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Potential losses arising from both unasserted claims and asserted claims could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Historically, the Company has had and continues to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. The Company records an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although the Company has historically had access to recoveries from third-parties, the Company could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company also receives general liability claims for which third party recoveries are not available. In these instances, the Company recognises a loss for claims that are reasonably estimable.

For all claims, the Company adjusts its estimates based on new information as it becomes available and increases or decreases the related loss reserves and asset recoveries with a corresponding adjustment to selling, general and administrative expenses until each claim is ultimately settled.

The Company has made a provision for asserted and unasserted general liability claims that are reasonably estimable within Other Current and Other Non-current Liabilities, with a corresponding receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2012.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2012:

Years ending 31 March (Millions of US dollars):
2013	$18.4
2014	17.0
2015	15.8
2016	14.8
2017	6.2
Thereafter	18.1

Total	$90.3

Rental expense amounted to US$16.0 million, US$15.3 million and US$13.2 million for the years ended 31 March 2012, 2011 and 2010, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2012.

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

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

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

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company expensed payments of GIC to the ATO as incurred.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favor.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

During the fourth quarter ended 31 March 2012, the company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, totaling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

15.  Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Income (loss) from operations before income taxes:
Domestic[1]	$97.1	$66.5	$12.8
Foreign	54.0	30.1	(31.5)

Total income (loss) before income taxes	$151.1	$96.6	$(18.7)

Income tax benefit (expense):
Current:
Domestic[1]	$(2.5)	$(15.6)	$0.6
Foreign	454.3	(447.4)	(137.7)

Current income tax benefit (expense)	451.8	(463.0)	(137.1)

Deferred:
Domestic[1]	(4.2)	(22.2)	(0.9)
Foreign	5.6	41.6	71.8

Deferred income tax benefit	1.4	19.4	70.9

Total income tax benefit (expense)	$453.2	$(443.6)	$(66.2)

1 Since JHI SE became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011. For fiscal year 2010, domestic represents The Netherlands.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

Income tax (expense) benefit at statutory tax rates	$ (28.4)	$ (18.3)	$ 8.3
US state income taxes, net of the federal benefit	(0.8)	(1.7)	(3.7)
Asbestos – effect of foreign exchange	(1.9)	(31.7)	(66.4)
Benefit from Dutch financial risk reserve regime	-	-	3.2
Expenses not deductible	(0.7)	(4.0)	(3.7)
Non-assessable items	0.4	-	2.0
Income (losses) not available for carryforward	1.1	0.7	(0.6)
Repatriation of foreign earnings	(0.1)	(32.6)	-
Change in reserves	1.0	(0.2)	(2.2)
Amortisation of intangibles	1.7	(5.9)	-
Taxes on foreign income	2.6	(2.0)	(1.6)
State amended returns and audit	(0.5)	-	(2.2)
Tax assessment in dispute	478.4	(349.1)	-
Other permanent items	0.4	1.2	0.7

Total income tax benefit (expense)	$453.2	$(443.6)	$(66.2)

Effective tax rate	299.9%	-459.2%	354.0%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2012	2011

Deferred tax assets:
Asbestos liability	$444.5	$461.9
Other provisions and accruals	49.0	35.7
Net operating loss carryforwards	11.0	32.5
Capital loss carryforwards	34.5	34.3

Total deferred tax assets	539.0	564.4
Valuation allowance	(42.1)	(43.1)

Total deferred tax assets, net of valuation allowance	496.9	521.3

Deferred tax liabilities:
Depreciable and amortisable assets	(117.3)	(114.9)
Unremitted earnings	-	(32.6)
Other	(8.6)	(4.2)

Total deferred tax liabilities	(125.9)	(151.7)

Net deferred tax assets	$371.0	$369.6

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance decreased by US$1.0 million during fiscal year 2012 due to foreign currency movements.

At 31 March 2012, the Company had a US tax loss carry-forward of US$7.4 million that will expire in 2031 and a US tax loss of US$5.8 million in respect of which a benefit will be recorded in additional paid in capital when the loss is realised.

At 31 March 2012, the Company had US$115.1 million in Australian capital loss carry-forwards which will never expire. At 31 March 2012, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2012, the Company had European tax loss carry-forwards of approximately US$28.9 million that are available to offset future taxable income, of which US$23.3 million will never expire. Carry-forwards of US$5.6 million will expire in fiscal years 2015 through 2018. At 31 March 2012, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2012. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2012, the undistributed earnings of non-Irish subsidiaries approximated US$236.9 million. Except for the undistributed earnings of the Company’s US subsidiaries and of RCI, the Company intends to indefinitely reinvest its undistributed earnings of non-Irish subsidiaries and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2012, 2011 and 2010, the Company recorded an income tax expense of US$0.5 million, nil and US$2.2 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2012.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties
Balance at 31 March 2009	$12.3	$(16.0)

Additions for tax positions of the current year	1.2	-
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	—	(6.2)

Balance at 31 March 2010	$7.7	$(26.9)

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	-
Additions for tax positions of prior year	-	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	-
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

As of 31 March 2012, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$2.6 million and US$0.9 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2012 and 2011, the total amount of interest and penalties recognised in income tax expense was US$6.1 million and US$195.6 million, respectively.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may lapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

16. Stock-Based	Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$11.1 million, US$11.3 million and US$9.3 million for the years ended 31 March 2012, 2011 and 2010, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$7.8 million, US$9.1 million and US$7.7 million for the years ended 31 March 2012, 2011 and 2010, respectively. Included in stock-based compensation expense for the years ended 31 March 2012, 2011 and 2010 is an expense of US$3.3 million, US$2.2 million and US$1.6 million, respectively, related to liability-classified awards. As of 31 March 2012, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$8.8 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.5 years.

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

Under the 2001 Equity Incentive Plan, the Company granted 285,358 and 348,426 restricted stock units to its employees in the years ended 31 March 2012 and 2011, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. At 31 March 2012, there were 617,316 restricted stock units outstanding under this plan.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

As of 31 March 2012, the Company had granted 6,116,375 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2012, there were 1,760,600 options and 3,060,195 restricted stock units outstanding under the LTIP.

Stock Options

There were no stock options granted during the years ended 31 March 2012, 2011 and 2010. The following table summarises the Company’s stock options available for grant and the activity in the Company’s outstanding options during the noted period:

		Outstanding Options
	Shares Available for Grant	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2010	25,288,048	14,444,438	7.44

Exercised		(530,984)	5.19
Forfeited		(2,558,159)	8.10
Forfeitures available for re-grant	1,468,159

Balance at 31 March 2011	26,756,207	11,355,295	7.40

Exercised		(1,682,841)	6.25
Forfeited		(587,314)	7.76
Forfeitures available for re-grant	587,314

Balance at 31 March 2012	27,343,521	9,085,140	7.59

The total intrinsic value of stock options exercised was A$2.0 million, A$0.6 million and A$4.7 million for the years ended 31 March 2012, 2011 and 2010, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$0.4 million and US$0.9 million for the years ended 31 March 2012, 2011 and 2010, respectively.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2012:

	Options Outstanding				Options Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
5.99	903,250	2.7	5.99	1,526,493	903,250	5.99	1,526,493
6.30	93,000	2.9	6.30	128,340	93,000	6.30	128,340
6.38	1,482,235	5.7	6.38	1,926,906	1,482,235	6.38	1,926,906
6.45	191,000	0.7	6.45	234,930	191,000	6.45	234,930
7.05	1,479,250	1.7	7.05	931,928	1,479,250	7.05	931,928
7.83	1,016,000	5.4	7.83	-	908,358	7.83	-
8.40	2,027,305	4.6	8.40	-	2,027,305	8.40	-
8.90	1,878,100	3.7	8.90	-	1,878,100	8.90	-
9.50	15,000	3.9	9.50	-	15,000	9.50	-

Total	9,085,140	3.9	7.59	4,748,597	8,977,498	7.59	4,748,597

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$7.68 as of 31 March 2012, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (US$)
Non-vested at 31 March 2010	4,736,721	4.57

Granted	2,107,077	6.11
Vested	(970,793)	3.90
Forfeited	(760,910)	4.60

Non-vested at 31 March 2011	5,112,095	4.52

Granted	1,303,209	4.92
Vested	(2,527,601)	3.13
Forfeited	(210,192)	5.35

Non-vested at 31 March 2012	3,677,511	5.57

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

Restricted Stock – service vesting

The Company granted restricted stock units with a service vesting condition to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted

17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
7 December 2010	2001 Equity Incentive Plan	348,426
7 December 2011	2001 Equity Incentive Plan	281,556
5 March 2012	2001 Equity Incentive Plan	3,802

		3,870,983

On 30 May 2011, 925,024 restricted stock units (service vesting) that were previously granted on 29 May 2009 became fully vested and the underlying common stock was issued.

On 7 December 2011, 81,619 and 55,404 restricted stock units (service vesting) that were previously granted on 7 December 2010 and 2009, respectively, became fully vested and the underlying common stock was issued.

On 17 December 2011, 316,283 restricted stock units (service vesting) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

In addition, 281,556 restricted stock units (service vesting) were granted to employees on 7 December 2011 under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting

On 7 June 2011 and 2010, the Company granted 63,146 and 807,457 restricted stock units, respectively, with a performance vesting condition under the 2006 Long-Term Incentive Plan (LTIP) to senior executives and managers of the Company. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of each of the award recipients. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the performance period.

When the scorecard is applied at the vesting date, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the vesting date.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 954,705 and 951,194 restricted stock units (market condition) to senior executives on 15 September 2011 and 2010, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2012 and 2011:

Date of grant	15 Sep 2011	15 Sep 2010
Dividend yield (per annum)	2.0%	0.0%
Expected volatility	51.9%	50.6%
Risk free interest rate	1.0%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	5.64	5.94
Number of restricted stock units	954,705	951,194

On 15 September 2011, 760,037 restricted stock units (market condition) that were previously granted on 15 September 2008 became fully vested and the underlying common stock was issued.

On 17 December 2011, 385,288 restricted stock units (market condition) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 716,536 and 821,459 Scorecard LTI units during the years ended 31 March 2012 and 2011, respectively, which provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

Cash Settled Units

The Company granted 2,488 and 450 cash settled units (service vesting) to employees during the years ended 31 March 2012 and 2011, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

17.	Capital Management and Dividends

On 17 May 2011, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The Company acquired approximately 3.4 million shares of its common stock during the year ended 31 March 2012.

The acquired shares had an aggregate cost of A$19.1 million (US$19.0 million) and the average price paid per share of common stock was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

The total shares of common stock acquired by the Company under its share buyback program to date represent 0.8% of the Company’s issued capital.

On 23 January 2012, the Company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

On 18 May 2012, the Company announced a final dividend of US38.0 cents per security. The dividend was declared in United States currency and will be paid on 23 July 2012, with a record date of 29 June 2012.

18.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA & Europe Fibre Cement	$862.0	$814.0	$828.1
Asia Pacific Fibre Cement	375.5	353.0	296.5

Worldwide total	$1,237.5	$1,167.0	$1,124.6

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

	Income (Loss) Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA & Europe Fibre Cement2, [3]	$148.4	$160.3	$208.5
Asia Pacific Fibre Cement[2]	80.3	79.4	58.7
Research and Development[2]	(20.7)	(20.1)	(19.0)

Segments total	208.0	219.6	248.2
General Corporate[4]	(52.5)	(114.9)	(269.2)

Total operating income (loss)	155.5	104.7	(21.0)
Net interest expense[5]	(7.4)	(4.4)	(4.0)
Other income (expense)	3.0	(3.7)	6.3

Worldwide total	$151.1	$96.6	$(18.7)

	Total Identifiable Assets 31 March
(Millions of US dollars)	2012	2011

USA & Europe Fibre Cement	$749.1	$752.0
Asia Pacific Fibre Cement	238.4	235.0
Research and Development	15.6	14.4

Segments total	1,003.1	1,001.4
General Corporate6, [7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2012	2011	2010

USA	$833.9	$789.2	$808.9
Australia	282.4	266.4	214.3
New Zealand	54.4	52.9	50.6
Other Countries	66.8	58.5	50.8

Worldwide total	$1,237.5	$1,167.0	$1,124.6

	Total Identifiable Assets 31 March
(Millions of US dollars)	2012	2011

USA	$748.5	$752.1
Australia	160.5	155.5
New Zealand	43.7	45.8
Other Countries	50.4	48.0

Segments total	1,003.1	1,001.4
General Corporate6, [7]	1,306.9	959.2

Worldwide total	$2,310.0	$1,960.6

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

1 Export sales and inter-segmental sales are not significant.

2 Research and development costs of US$10.1 million, US$9.7 million and US$10.4 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.6 million, US$1.4 million and US$1.0 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$18.7 million, US$16.9 million and US$15.7 million in fiscal years 2012, 2011 and 2010, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.0 million, US$3.2 million and US$3.3 million in fiscal years 2012, 2011 and 2010, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$30.4 million, US$28.0 million and US$27.1 million for the years ended 31 March 2012, 2011 and 2010, respectively.

3 Included in the USA and Europe Fibre Cement segment for the year ended 31 March 2012 is an impairment charge of US$14.3 million.

4 The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in General Corporate for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million. Included in General Corporate for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

5 The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$3.3 million, US$4.3 million and US$3.3 million in fiscal years 2012, 2011 and 2010, respectively. See Note 11.

6 The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

7 Asbestos-related assets at 31 March 2012 and 2011 are US$825.2 million and US$819.7 million, respectively, and are included in the General Corporate segment.

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

James Hardie Industries SE

Notes to Consolidated Financial Statements (Continued)

These two customers’ accounts receivable represented 21% and 20% of the Company’s trade accounts receivable at 31 March 2012 and 2011, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2012		2011		2010
		%		%		%
Customer A	$207.4	16.8%	$208.9	17.9%	$224.4	20.0%
Customer B	135.7	11.0%	134.0	11.5%	144.5	12.8%

	$343.1		$342.9		$368.9

Approximately 33% of the Company’s fiscal year 2012 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

19.  Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following components:

(Millions of US dollars)	31 March 2012	31 March 2011
Pension and post-retirement benefit adjustments	$(0.3)	$(0.3)
Unrealised gain on investments	2.6	2.5
Foreign currency translation adjustments	47.1	53.0

Total accumulated other comprehensive income	$49.4	$55.2

20. Acquisitions

In March 2012, the Company entered into an agreement to acquire the assets of a US business engaged in the pultrusion of fibreglass profiles. The Company made a deposit on the acquisition of US$14.4 million during the fourth quarter of the 2012 financial year. The deposit is reflected within other non-current assets on the consolidated balance sheet at 31 March 2012. The acquisition was completed during the first quarter of the 2013 fiscal year. Accordingly, the Company expects to recognise a preliminary allocation of the estimated purchase consideration in its condensed consolidated financial statements as of and for the three months ending 30 June 2012.

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees paid to our independent registered public accounting firm for services provided for fiscal years 2012, 2011 and 2010 were as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Audit Fees[1]	$ 2.6	$ 2.7	$ 2.7
Audit-Related Fees[2]	0.1	0.3	—

[1]

Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2]

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2012, 2011 and 2010.

Our independent registered public accounting firm did not receive any fees for non-audit services or tax advisory services in fiscal year 2012, 2011 or 2010.

Audit Committee Pre-Approval Policies and Procedures

In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved from time to time by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE

CONSOLIDATED FINANCIAL STATEMENTS)

The information furnished in the selected quarterly financial data for the years ended 31 March 2012 and 2011 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Fiscal Years Ended 31 March 2012 By Quarter				Fiscal Years Ended 31 March 2011 By Quarter
(Millions of US dollars, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$313.6	$331.6	$283.0	$309.3	$318.4	$287.6	$272.6	$288.4
Cost of goods sold	(205.4)	(219.0)	(192.4)	(213.7)	(201.6)	(194.2)	(187.8)	(191.5)

Gross profit	108.2	112.6	90.6	95.6	116.8	93.4	84.8	96.9
Operating income (loss)	17.5	143.6	1.8	(7.4)	127.0	(56.2)	(16.9)	50.8
Interest expense	(1.7)	(2.1)	(2.3)	(5.1)	(1.8)	(2.2)	(2.0)	(3.0)
Interest income	0.7	0.9	0.8	1.4	0.7	1.3	0.7	1.9
Other (expense) income	(1.5)	(0.5)	1.5	3.5	(4.4)	(2.9)	2.7	0.9

Income (loss) before income taxes	15.0	141.9	1.8	(7.6)	121.5	(60.0)	(15.5)	50.6
Income tax expense (benefit)[1]	(14.0)	(14.5)	(6.6)	488.3	(16.6)	(363.7)	(10.9)	(52.4)

Net income (loss)	$1.0	$127.4	$(4.8)	480.7	104.9	$(423.7)	$(26.4)	$(1.8)

Net income (loss) per share - basic	$-	$0.29	$(0.01)	$1.09	$0.24	$(0.97)	$(0.06)	$(0.04)
Net income (loss) per share - diluted	$-	$0.29	$(0.01)	$1.08	$0.24	$(0.97)	$(0.06)	$(0.04)

[1]

The fourth quarter of fiscal year ended 31 March 2012 includes a tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The second quarter of fiscal year ended 31 March 2011 includes non-cash charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended tax assessment.

The fourth quarter of fiscal year ended 31 March 2011 includes a charge of US$32.6 million related to our corporate structure simplification, as announced on 17 May 2011, which was paid during the fiscal year ended 31 March 2012.

SECTION 3

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

ASBESTOS-RELATED RISKS

Our wholly owned Australian subsidiary, James Hardie 117 Pty Ltd (which we refer to as the “Performing Subsidiary”), is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI SE (formerly JHI NV), AICF, the Government of the State of New South Wales, Australia (which we refer to as the “NSW Government”) and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies, including ABN 60 Pty Limited (which we refer to as “ABN 60”), Amaca Pty Ltd (which we refer to as “Amaca”) and Amaba Pty Ltd (which we refer to as “Amaba”) (collectively, the “Former James Hardie Companies”) are found liable.

We have recorded an asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2012, based on the AFFA governing our anticipated future payments to AICF. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. In fiscal year 2012, we made a contribution of US$51.5 million (A$48.9 million) to AICF. In addition, in April 2012, we made an early contribution of US$138.7 million (A$132.3 million) to AICF. We expect to make a further contribution of US$45.4 million on 2 July 2012. From the time AICF was established in February 2007 through May 2012, we have contributed approximately A$556 million to the fund. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity, results of operations and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

Potential escalation in proven claims made against, and associated costs of, AICF could increase our annual funding payments required to be made under the AFFA, which may cause us to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMG Actuarial, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay higher annual funding payments to AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Until 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1937, ABN 60, which is also now owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (which we refer to as the “ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

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

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF are calculated based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed our Australian dollar cash flows, and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavourable fluctuations in the US dollar (the majority of our revenues is derived from sales in US dollars) or other currencies against the Australian Dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2012 and 2011, we recorded an unfavourable impact of US$6.2 million and US$107.3 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar. Any unfavourable fluctuation in US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The AFFA imposes certain non-monetary obligations.

Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would materially adversely affect the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganisations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favourable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia (which we refer to as the “Commonwealth”), governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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

There is no certainty that the NSW Government loan facility to AICF will remain in place for the entire term of the facility.

Drawings under the NSW Government loan facility to AICF, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the loan facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the loan facility will remain in place for its intended term.

If the loan facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

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

IRISH DOMICILE RELATED RISKS

In connection with transforming the Company to an Irish SE, we and certain of our subsidiaries entered into an employee involvement agreement setting out the terms of future employee involvement in JHI SE. There is a risk that our entry into the employee involvement agreement may affect our decision making process.

Under the SE Regulation and other relevant legislation, formation of an SE through merger requires companies to enter into negotiations with a special negotiating body (which we refer to as the “SNB”), made up of employee representatives in the European Economic Area (which we refer to as the “EEA”) member states. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding certain matters both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion so that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to certain matters.

While we do not expect that the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, there can be no assurance that it will not affect our decision making process. In addition, an adverse change in our decision making process as a result of the employee involvement agreement could for a period of time affect our results of operations or the market price of our publicly traded securities.

The benefits that we realise as an Irish SE could be materially different from our current expectations.

As an Irish SE, we are organised in a manner that should, among other things, allow key senior managers with global responsibilities to spend more time with management at our local operations and in our markets and provide more certainty to JHI SE regarding its future tax obligations. In addition, because we are subject to Irish law, we have increased our future flexibility. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws applicable to our operations will not adversely change in the future, that Irish law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely affect us. A variety of other factors that are partially or entirely beyond our control could cause the benefits that we realise as an Irish SE to be materially different from what we currently expect.

Tax benefits are available under the US-Netherlands Income Tax Treaty to US and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the Internal Revenue Service (which we refer to as the “IRS”) for calendar years 2006 and 2007, our eligibility for continuing benefits under the US-Netherlands Tax Treaty is still undetermined for 2009 to 2010.

On 28 December 2004, the United States and The Netherlands amended the US-Netherlands Income Tax Treaty (prior to amendment, the “Original US-NL Treaty”; post amendment, the “New US-NL

Treaty”). We believe that, based on the transitional rules set forth in the New US-NL Treaty, the Original US-NL Treaty applied to us and to our Dutch and US subsidiaries until 31 January 2006. We believe that, under the limitation on benefits (which we refer to as the “LOB”) provision of the Original US-NL Treaty, no US withholding tax applied to interest or royalties that our US subsidiaries paid to our Dutch finance subsidiary. The LOB provision of the Original US-NL Treaty had various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New US-NL Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

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

In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New US-NL Treaty is still undetermined for 2009 and the subsequent period to 29 June 2010 (at which time we became an Irish tax resident and eligible for benefits under the US-Ireland Treaty) because such eligibility is determined on an annual basis. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New US-NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2009 and the subsequent period to 29 June 2010, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.

In October 2009 we transferred our intellectual property and our treasury and finance operations to Irish resident subsidiaries. We believe that interest and royalties paid by our US subsidiaries to these Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the U.S.-Ireland Treaty. For the period between the incorporation of these subsidiaries until the date that we became a tax resident in Ireland, our Irish subsidiaries qualified for treaty benefits under the “derivative benefits” clause of the US-Ireland Treaty on the basis that we were also eligible for treaty benefits under the amended US-NL Income Tax Treaty.

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

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2010 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

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

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish corporate law, an Irish company is able to pay dividends and/or conduct a buy-back of shares up to the amount of its distributable profits which are determined under applicable accounting practices generally accepted in Ireland (which we refer to as “Irish GAAP”). We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs as announced in May 2012. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.

In the future, we may be required to withhold Irish dividend withholding tax from distributions made by us to you.

There can be no guarantee that the waiver received from the Irish Revenue authorities in respect of Irish dividend withholding tax, as described in Section 3, “Taxation”, will be extended for periods after 31 July 2012 which may result in us being required to withhold Irish dividend withholding tax from distributions made by us to you.

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

Competition in the building products industry is based largely on price, quality, performance and service. Our fibre cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials as well as fibre cement products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

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

Our two largest customers individually account for over 10% of our net sales. These two customers’ accounts receivable represented 21% and 20% of our trade accounts receivable at 31 March 2012 and 2011, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

Our Irish residency could also result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which conduct substantial business in the US but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the SCI and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.

We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

Uncertainty exists surrounding the amount of losses and expenses arising from the ASIC proceedings.

On 17 December 2010, the New South Wales Court of Appeal dismissed our appeal against Justice Gzell’s judgment and ASIC’s cross appeal and ordered that we pay 90% of the costs incurred by ASIC in connection with our appeal.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012.

In fiscal years 2012, 2011 and 2010, we had net expenses/(recoveries) of US$1.1 million, US$(8.7) million and US$3.4 million, respectively, related to the ASIC proceedings and appeals. Fiscal year 2011 includes recoveries from third parties of US$10.3 million related to the costs of the ASIC proceedings for certain of the ten former officers and directors. Our net costs in relation to the ASIC proceedings and appeals from February 2007 to 31 March 2012 totaled US$15.5 million, net of third party recoveries.

ASIC has not notified us of the amount of costs that it has incurred in connection with the ASIC proceedings. In addition, as with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, in accordance with the terms of their indemnities, with the remaining costs being met by third parties. We note that other recoveries may be available, including as a result of repayments by former directors and officers in accordance with the terms of their indemnities. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside of the United States and report our earnings in US dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 33%, 32% and 28% of our net sales in fiscal years 2012, 2011 and 2010, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. Although, we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did not have any material forward exchange contracts outstanding as of 31 March 2012. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may be adversely affected by the current disruptions and volatility in the Eurozone.

The Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to general fiscal and economic weakening, including in Ireland, the Company’s country of domicile.

Concerns regarding European sovereign debt have resulted in instability and uncertainty in financial markets and adversely impacted market sentiment across Europe. These negative trends have caused considerable turbulence on the global financial and credit markets due to concerns related to the possible downgrading of the sovereign debt and fiscal instability of several Eurozone countries.

The ongoing uncertainty surrounding conditions in the Eurozone, and the impact it has on the world financial markets, may result in reduced access to credit for the Company. In addition, if conditions in the Eurozone deteriorate and the initiatives being implemented to resolve the sovereign debt crisis ultimately fail, there is a risk of departure from the Euro by one or more Eurozone countries, which may lead to volatility in foreign exchange rates as the negative effects of such a departure impact the world financial markets. Also, rescue measures that are or may be implemented to address the Eurozone sovereign debt crisis may result in significant changes to the current tax structure in Eurozone countries, which could have a significant adverse effect on the Company’s effective tax rate on earnings.

Any such adverse consequences from the current disruptions and volatility in the Eurozone could have a material adverse effect on our financial position, results of operations and cash flows.

If payouts for product liability claims resulting from allegations of product defects exceed our insurance coverage, these payouts could result in a material adverse effect on our business.

The actual or alleged existence of defects in any of our products could subject us to significant product liability claims, including potential putative class action claims. Although we do not have replacement insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for consequential damages that may arise from the use of our products. Although we believe this coverage is adequate and we currently intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. The successful assertion of one or more claims against us that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty for certain of our fibre cement siding products in the United States. In total, as of 31 March 2012, we have accrued US$27.0 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In all the jurisdictions in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters (i) the air, soil, and water quality of our plants and (ii) the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

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

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost of energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business which could have a material adverse effect on our business.

Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2012, the average NBSK pulp price was US$952 per ton, a decrease of 3% compared to fiscal year 2011. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods.

Freight costs in the US were also higher in fiscal year 2012 compared to the prior year. Freight costs are expected to continue to be higher compared to prior years.

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

Because we own assets, manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

—	changing political and economic conditions;

—	changing laws and policies;
—	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and
—	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

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

Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalise on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor non-disclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

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

In the future, we may not be able to renew credit facilities on substantially similar terms, or at all; we may have to pay additional fees and expenses that we might not have to pay under current circumstances; and we may have to agree to terms that could increase the cost of our debt facilities. If we are unable to renew our credit facilities on terms which are not materially less favourable than the terms currently available to us or obtain alternative or additional financing arrangements, we may experience liquidity issues and will have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other measures to conserve cash in order to meet our future cash flow requirements.

Ineffective internal controls over financial reporting could impact our business and operating results.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring companies to include in their Annual Report on Form 20-F a report of management on the Company’s internal controls over financial reporting that contains an assessment by management of the effectiveness of the Company’s internal controls over financial reporting. In addition, the Company’s independent registered public accounting firm must report on the Company’s internal control over financial reporting. Our management concluded that our internal controls over financial reporting are effective. Moreover, our independent registered public accounting firm was satisfied with our internal controls, the level at which our controls are documented, designed, operated and reviewed. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our use of accounting estimates involves judgment and could impact our financial results.

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to the Company’s results, based upon materiality and significant judgments and estimates, are described in Note 2 to our consolidated financial statements in Section 2. In addition, as discussed in Note 10, “Product Warranties” and Note 13, “Contingencies and Commitments” to our consolidated financial statements in Section 2, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions used by the Company in preparing its financial statements are subsequently found to be incorrect, there could be a material impact on the Company’s results of operations.

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

COMMITMENT TO PROVIDE FUNDING ON A LONG-TERM BASIS IN RESPECT OF ASBESTOS-RELATED LIABILITIES OF FORMER SUBSIDIARIES

The AFFA to provide long-term funding to AICF was approved by shareholders in February 2007. The accounting policies utilised by us to account for the AFFA are described in Note 2 to our consolidated financial statements in Section 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2012	2011	2010
Change in estimates:
Change in actuarial estimate – asbestos liability	$(67.8)	$9.8	$(3.8)
Change in actuarial estimate – insurance receivable	49.8	(0.5)	1.9
Change in estimate – AICF claims handling costs	8.4	12.2	(1.4)

Subtotal – Change in estimates	(9.6)	21.5	(3.3)

Loss on foreign currency exchange	(6.2)	(107.3)	(220.9)

Total Asbestos Adjustments	$(15.8)	$(85.8)	$(224.2)

Asbestos-Related Assets and Liabilities

Under the terms of the AFFA, we have included on our consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by us as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2012	2011
Asbestos liability – current	$(125.3)	$(111.1)
Asbestos liability – non-current	(1,537.3)	(1,587.0)

Asbestos liability – Total	(1,662.6)	(1,698.1)

Insurance receivable – current	19.9	13.7
Insurance receivable – non-current	208.6	188.6

Insurance receivable – Total	228.5	202.3

Workers’ compensation asset – current	0.5	0.3
Workers’ compensation asset – non-current	83.4	90.4
Workers’ compensation liability – current	(0.5)	(0.3)
Workers’ compensation liability – non-current	(83.4)	(90.4)

Workers’ compensation – Total	—	—

Loan facility	(30.9)	—
Other net liabilities	(2.3)	(1.3)
Restricted cash and cash equivalents and restricted short-term investment assets of AICF	65.0	61.9

Net AFFA liability	(1,402.3)	(1,435.2)

Deferred income taxes – current	23.0	10.5
Deferred income taxes – non-current	421.5	451.4

Deferred income taxes – Total	444.5	461.9

Income tax payable	18.5	18.6

Net Unfunded AFFA liability, net of tax	$(939.3)	$(954.7)

On 1 July 2011, the Company contributed US$51.5 million to AICF in accordance with the terms of the AFFA.

On 2 April 2012, the Company contributed US$138.7 million to AICF, representing 35% of the total cash received from the ATO, resulting from the favourable outcome of RCI’s appeal of the 1999 disputed amended tax assessment. Readers are referred to Note 14 in our consolidated financial statements in Section 2 for additional information on RCI’s appeal of the ATO’s amended tax assessment.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. We receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2012.

The changes in the asbestos liability for the year ended 31 March 2012 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)
Asbestos claims paid[1]		99.1	0.9573	103.5
AICF claims-handling costs incurred[1]		2.7	0.9573	2.8
Change in actuarial estimate[2]		(65.2)	0.9614	(67.8)
Change in estimate of AICF claims-handling costs[2]		8.1	0.9614	8.4
Loss on foreign currency exchange				(11.4)

Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2012 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2012 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2011	A$	195.7	0.9676	$202.3
Insurance recoveries[1]		(23.9)	0.9573	(25.0)
Change in actuarial estimate[2]		47.9	0.9614	49.8
Gain on foreign currency exchange				1.4

Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2012 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Included in insurance receivable is US$8.4 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the year ended 31 March 2012 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2011	A$	446.9	0.9676	$461.9
Amounts offset against income tax payable[1]		(22.1)	0.9573	(23.1)
AICF earnings[1]		2.5	0.9573	2.6
Gain on foreign currency exchange				3.1

Deferred tax assets – 31 March 2012	A$	427.3	0.9614	$444.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against our income tax payable. At 31 March 2012 and 2011, this amount was US$23.1 million and US$21.1 million, respectively. During the fiscal year ended 31 March 2012, there was a US$0.6 million favourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.3 million and US$2.5 million at 31 March 2012 and 2011, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of nil and US$1.3 million at 31 March 2012 and 2011, respectively. During the year ended 31 March 2012, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

At 31 March 2012, we revalued AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.1 million. This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.

The changes in the restricted cash and short-term investments of AICF for the fiscal year ended 31 March 2012 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011	A$ 59.9	0.9676	$ 61.9
Asbestos claims paid[1]	(99.1)	0.9573	(103.5)
Payments received in accordance with AFFA[2]	48.9	0.9487	51.5
AICF operating costs paid – claims handling[1]	(2.7)	0.9573	(2.8)
AICF operating costs paid – non-claims handling[1]	(2.7)	0.9573	(2.8)
Insurance recoveries[1]	23.9	0.9573	25.0
Interest and investment income[1]	3.2	0.9573	3.3
Unrealised gain on investments[1]	0.1	0.9573	0.1
Proceeds from loan facility[2]	29.7	0.9281	32.0
Other[1]	1.3	0.9573	1.4
Loss on foreign currency exchange			(1.1)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$62.5	0.9614	$ 65.0

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate on the date the transaction occurred is used to convert the Australian dollar amount to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2012. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. We view the central estimate as the basis for recording the asbestos liability in our financial statements, which under US GAAP, we consider the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.6 billion (US$1.7 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2012 and to adjust for payments made to claimants during the year then ended.

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation, which refers to the potential for the cost of asbestos claims to increase at a level above the general rate of inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, we believe that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2012, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$386.0 million (US$401.5 million) after making a general credit risk allowance for insurance carriers for A$44.8 million (US$46.6 million) and an allowance for A$53.9 million (US$56.1 million) of “by claim” or subrogation recoveries from other third parties. We have not netted the insurance receivable against the asbestos liability on the consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.4 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.3 billion (US$4.5 billion) as of 31 March 2012. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimated peak year has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted (and inflated) central estimate could increase by approximately 50%.

Claims Data

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

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March
	2012	2011	2010	2009	2008
Number of open claims at beginning of period	564	529	534	523	490
Number of new claims	456	494	535	607	552
Number of closed claims	428	459	540	596	519
Number of open claims at end of period	592	564	529	534	523
Average settlement amount per settled claim	A$218,610	A$204,366	A$190,627	A$190,638	A$147,349
Average settlement amount per settled claim	US$228,361	US$193,090	US$162,250	US$151,300	US$128,096
Average settlement amount per case closed	A$198,179	A$173,199	A$171,917	A$168,248	A$126,340
Average settlement amount per case closed	US$207,019	US$163,642	US$146,325	US$133,530	US$109,832

Under the terms of the AFFA, we have rights of access to actuarial information produced for AICF by the actuary appointed by AICF (which we refer to as the “Approved Actuary”). Our disclosures with respect to claims statistics are subject to us obtaining such information from the Approved Actuary. The AFFA does not provide us an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, we rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$332.9 million, based on the exchange rate at 31 March 2012).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2012, the discounted value of insurance policies was A$209.9 million (US$218.3 million, based on the exchange rate at 31 March 2012).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth.

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

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

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

On 17 February 2012, AICF made an initial drawing of A$29.7 million (US$32.0 million based on the prevailing spot exchange rate on 17 February 2012) under the Facility. On 3 April 2012, all amounts outstanding under the Facility were fully repaid.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

LEGAL PROCEEDINGS

We are involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of our business, including litigation concerning our products. Although it is impossible to predict the outcome of any pending legal proceeding, we believe that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings, the matters described in the Environmental and Legal sections below, and income taxes, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows. For further details, see “Risk Factors” in this Section.

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

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal’s judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims to be excused from liability, penalty and disqualification and on certain questions concerning costs. The High Court remitted these matters back to the Court of Appeal for further consideration. The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012.

Due to the High Court’s decision to remit certain matters back to the Court of Appeal, further or different orders may be made with respect to the seven former non-executive directors and the former executive on issues such as liability, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities.

The amount of the costs that the Company may be required to pay to ASIC is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings and any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 March 2012.

As with the first instance, Court of Appeal and High Court proceedings, the Company may pay a proportion of the costs of the continued proceedings involving the seven former non-executive directors and the former executive, with the remaining costs being met by third parties. We note that other recoveries may be available, including those as a result of repayments by former directors and officers in accordance with the terms of their indemnities. As a result, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the continued proceedings involving the seven former non-executive directors and the former executive.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

For further information, see Section 3, “Risk Factors” in this Section and Note 13 to our consolidated financial statements in Section 2.

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

In fiscal years 2012, 2011 and 2010, we recorded an income tax expense of US$0.5 million, nil and US$2.2 million, respectively, as a result of the finalisation of litigation with the ATO in our favour, certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by us.

We or one of our subsidiaries file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2009. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2008.

In connection with our re-domicile from The Netherlands to Ireland, we became an Irish tax resident on 29 June 2010. While we were domiciled in The Netherlands, we derived significant tax benefits under the US-NL treaty. The treaty was amended during fiscal year 2005 and became effective for us on 1 February 2006. The amended treaty provided, among other things, requirements that we must meet for us to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, we made changes to our organisational and operational structure to satisfy the requirements of the amended treaty and believe that we were in compliance and qualified for treaty benefits while we were domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed for calendar year 2009 and the subsequent period in which we were domiciled in The Netherlands.

We believe that it is more likely than not that we were in compliance and should qualify for treaty benefits for calendar year 2009 and the subsequent period in which we were domiciled in The Netherlands. Therefore, we believe that the requirements for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2012.

Amended Australian Taxation Office Assessment

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

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

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

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company expensed payments of GIC to the ATO as incurred.

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter was finalised in RCI’s favour.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million).

On 7 March 2012, the ATO paid an additional refund to RCI of A$121.8 million (US$130.5 million), being the ATO’s calculation of interest income on amounts taken to have been overpaid in respect of the notice of amended assessment issued by the ATO on 27 February 2012. This additional receipt of funds brings the total refunded by the ATO in respect of the RCI notice of amended assessment to A$369.8 million (US$396.3 million).

During the fourth quarter ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily includes amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax, totaling A$101.2 million (US$108.6 million). The Company has determined that it is not required to recognise deferred taxes in association with undistributed profits of RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

For further information, see “Risk Factors” in this Section and “Management’s Discussion and Analysis — Liquidity and Capital Resources” and Note 14 to our consolidated financial statements in Section 2.

Environmental and Legal

Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

We are involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims (including the matters noted below). We recognise a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against us, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to us in instances that involve co-defendants in defending the claim and whether we have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, we are unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Potential losses arising from both unasserted claims and asserted claims could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Between March 2011 and March 2012, one of our US subsidiaries was named as a defendant in seven lawsuits, each of which relates to products allegedly manufactured by the subsidiary and is pending in five separate U.S. federal district courts. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by generally the same underlying plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit, and intend to vigorously defend the actions. Based on available information and circumstances presently known, we believe that the outcome of these related actions will not have a material adverse effect on our financial condition, results of operations or cash flows.

Historically, we had and continue to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. We record an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although we have historically had access to recoveries from third-parties, we could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on our financial position, results of operations and cash flows.

We also receive general liability claims for which third-party recoveries are not available. In these instances, we recognise a loss for claims that are reasonably estimable.

For all claims, we adjust our estimates based on new information as it becomes available and increase or decrease the related loss reserves and asset recoveries with a corresponding adjustment to SG&A expenses until each claim is ultimately settled.

The Company has made a provision for asserted and unasserted general liability claims that are reasonably estimable within Other Current and Other Non-current Liabilities, with a corresponding receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2012.

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2012	2011	2010
Fibre Cement United States and Canada	1,581	1,586	1,464
Fibre Cement Australia	453	416	389
Fibre Cement New Zealand	143	142	152
Fibre Cement Philippines	154	151	154
Pipes (United States and Australia)	62	59	60
Fibre Cement Europe	47	43	44
Research & Development, including Technology	128	107	106
General Corporate	36	36	41

Total Employees	2,604	2,540	2,410

As of the end of 31 March 2012, of the 2,604 average number of people employed, approximately 386 employees were members of labour unions (approximately 293 employees in Australia and 93 employees in New Zealand. Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labour disputes. We currently have no employees who are members of a union in the United States.

SHARE OWNERSHIP

As of 31 May 2012, the number of shares of our common stock beneficially owned by each person listed in Section 2, “Remuneration Report.”

Name	Number of Shares Beneficially Owned	Percent of Class[1]
Current Directors and Executive Officers
Michael Hammes[2]	32,847	*
Donald McGauchie[3]	20,372	*
Brian Anderson	7,635	*
David Dilger[4]	25,000	*
David Harrison	12,384	*
Alison Littley	—	*
James Osborne	2,551	*
Rudy van der Meer	17,290	*
Louis Gries	2,807,271	*
Joe Blasko	—	*
Russell Chenu	536,328	*
Mark Fisher	1,067,286	*
Nigel Rigby	706,646	*

*	Indicates that the individual beneficially owns less than 1% of our shares of common stock.

[1]	Based on 437,218,725 shares of common stock outstanding at 31 May 2012 (all of which are subject to CUFS).

[2]	As of 31 May 2012, 27,847 shares were held in the name of Mr and Mrs Hammes.

[3]	As of 31 May 2012 6,000 shares were held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.

[4]	As of 31 May 2012, 25,000 shares were held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.

None of the shares held by any of the directors or executive officers has any special voting rights. Beneficial ownership of shares includes shares issuable upon exercise of options which are exercisable within 60 days of 31 May 2012.

Option Ownership

The number of shares of our common stock that each person listed in Section 2, “Remuneration Report – Remuneration Table for Senior Executives,” have an option to purchase as of 31 May 2012 was:

Name	Number of Shares Underlying Options Owned		Exercise Price		Expiration Date
Current Executive Officers
Louis Gries	325,000	[1]	A$	7.05/share	December 2013
	415,000	[2]	A$	8.40/share	November 2016
	228,600	[2]	A$	8.40/share	November 2016
	437,000	[2]	A$	7.83/share	August 2017
	445,000	[2]	A$	7.83/share	August 2017

Joe Blasko	—

Russell Chenu	93,000	[3]	A$	6.30/share	February 2015
	36,000	[2]	A$	8.40/share	November 2016
	65,000	[2]	A$	8.40/share	November 2016
	68,000	[2]	A$	7.83/share	August 2017
	66,000	[2]	A$	7.83/share	August 2017

Mark Fisher	132,000	[1]	A$	7.05/share	December 2013
	90,000	[4]	A$	5.99/share	December 2014
	190,000	[5]	A$	8.90/share	December 2015
	158,500	[6]	A$	8.40/share	November 2016
	277,778	[7]	A$	6.38/share	December 2017

Nigel Rigby	33,000	[1]	A$	7.05/share	December 2013
	190,000	[5]	A$	8.90/share	December 2015
	158,500	[6]	A$	8.40/share	November 2016

[1]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by December 2006.

[2]	Granted under the Long Term Incentive Plan. Option vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

[3]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by February 2008.

[4]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by December 2007.

[5]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by December 2008.

[6]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by November 2009.

[7]	Granted under the 2001 Equity Incentive Plan. All options vested and became exercisable by December 2010.

Restricted Stock Unit Ownership

The number of shares of our common stock that each person listed in Section 2, “Remuneration Report – Remuneration Table for Senior Executives,” held as restricted stock units as of 31 May 2012 was:

Name	Number of Restricted Stock Units Granted		Unvested
Current Executive Officers
Louis Gries	234,900	[1]	234,900
	81,746	[2]	81,746
	360,267	[3]	360,267
	577,255	[4]	577,255
	45,687	[5]	45,687
	606,852	[6]	606,852

Joe Blasko	—		—

Russell Chenu	45,675	[1]	45,675
	15,895	[2]	15,895
	70,052	[3]	70,052
	72,157	[4]	72,157
	5,711	[5]	5,711
	68,516	[6]	68,516

Mark Fisher	39,150	[1]	39,150
	13,624	[2]	13,624
	60,044	[3]	60,044
	67,003	[4]	67,003
	5,303	[5]	5,303
	68,516	[6]	68,516

Nigel Rigby	39,150	[1]	39,150
	13,624	[2]	13,624
	60,044	[3]	60,044
	72,157	[4]	72,157
	5,711	[5]	5,711
	78,304	[6]	78,304

[1]	Granted under the Long Term Incentive Plan on 15 September 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

[2]	Granted under the Long Term Incentive Plan on 11 December 2009. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

[3]

Granted under the Long Term Incentive Plan on 7 June 2010. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules and vest, subject to the application of negative discretion by the Board, in one instalment on 7 June 2012.

[4]	Granted under the Long Term Incentive Plan on 15 September 2010. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

[5]

Granted under the Long Term Incentive Plan on 7 June 2011. Restricted stock units vesting are subject to ‘performance hurdles’ as outlined in the plan rules and vest, subject to the application of negative discretion by the Board, in one instalment on 7 June 2013.

[6]	Granted under the Long Term Incentive Plan on 15 September 2011. Restricted stock units vesting is subject to ‘performance hurdles’ as outlined in the plan rules.

Stock-Based Compensation

At 31 March 2012, we had the following equity award plans: the Executive Share Purchase Plan (which we refer to as the “Plan”); the JHI SE 2001 Equity Incentive Plan; and the Long-Term Incentive Plan 2006 as amended in 2008, 2009 and 2010 (which we refer to as “LTIP”). Following completion of the Re-domicile on 17 June 2010, each of these plans (except for the Executive Share Purchase Plan, which is no longer operational), ceased to be governed by Dutch law and became governed by Irish law. The plans were also amended to reflect the fact that Irish SE will have a single board of directors, including changing the names of the plans as appropriate to reflect the single board.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under the Plan. Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2012, 2011 and 2010. No shares were issued under this plan during years ended 31 March 2012, 2011 and 2010.

JHI SE 2001 Equity Incentive Plan

Under our 2001 Equity Incentive Plan, our employees, including employees of our subsidiaries and officers who are employees, but not including any member of our Board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The 2001 Equity Incentive Plan was approved by our shareholders and Joint Board subject to implementation of the consummation of our 2001 Reorganisation and reapproved for a further 10 years at the 2011 Annual General Meeting. The 2001 Equity Incentive Plan has a 10 year life and expires in September 2021.

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

The following number of options to purchase shares of our common stock issued under this plan were as follows:

Share Grant Date	Number of Options Granted	Options Outstanding as of 31 May 2012
December 2002	4,037,000	181,000
December 2003	6,179,583	1,479,250
December 2004	5,391,100	875,250
February 2005	273,000	93,000
December 2005	5,224,100	1,861,000
March 2006	40,200	15,000
November 2006	3,499,490	1,282,705
March 2007	330,900	17,100
December 2007	5,031,310	1,477,473

Total outstanding		7,281,778

The following number of restricted stock units issued under this plan was as follows:

Share Grant Date	Number of Restricted Stock Units Granted	Restricted Stock Units vested as of 31 May 2012
June 2008	698,440	533,091
December 2008	992,271	724,609
December 2009	278,569	118,763
December 2010	348,426	83,194
December 2011	281,556	—
March 2012	3,802	—

Total vested		1,459,657

Our Remuneration Committee administers the 2001 Equity Incentive Plan. Subject to the provisions of the 2001 Equity Incentive Plan, our Remuneration Committee or its delegate is authorised to determine who may participate in the 2001 Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, our Remuneration Committee will have the exclusive power to interpret the 2001 Equity Incentive Plan and to adopt such rules and regulations as it deems necessary or appropriate for purposes of administering the 2001 Equity Incentive Plan. Subject to certain limitations, our Remuneration Committee will be authorised to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee. Our Remuneration Committee, in its discretion and as allowed by applicable laws, may allow cashless exercises of awards or may permit us to assist in the exercise of options.

If the exercise price of an option or stock appreciation right is above the market value of the shares, it will be prohibited without shareholder approval from reducing the exercise price of such an option or stock appreciation right or exchanging such an option or stock appreciation right for cash, or other awards or a new option or stock appreciation right at a reduced exercise price.

The payment of dividends or dividend equivalent rights on unearned performance awards is prohibited.

Stock Options.  Under the 2001 Equity Incentive Plan, our Remuneration Committee or its delegate is authorised to award nonqualified options to purchase shares of common stock as additional employment compensation. Options are exercisable over such periods as may be determined by our Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by our Remuneration Committee. Options are evidenced by notices of option grants authorised by our Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders. Options cannot be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

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

Restricted Stock Awards.  Our Remuneration Committee or its delegate may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as our Remuneration Committee may determine. Restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. Our Remuneration Committee determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or our financial performance or other criteria.

Stock Appreciation Rights.  Remuneration Committee or its delegate also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right entitles the participant to receive from us an amount payable in cash, in shares of common stock or in a combination of cash and common stock, equal to the positive difference between the fair market value of a share of common stock on the date of exercise and the grant price, or such lesser amount as our Remuneration Committee may determine.

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

Restricted Stock Units.  Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 285,358, 348,426 and 278,569 restricted stock units under the 2001 Equity Incentive Plan in the years ended 31 March 2012, 2011 and 2010, respectively. As of 31 March 2012, there were 617,316 restricted stock units outstanding under this plan.

Scorecard LTI Units.  We granted 2,488, 450 and 35,741 cash settled Scorecard LTI units to employees in fiscal year 2012, 2011 and 2010, respectively. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date. Vesting of cash settled Scorecard LTI units is subject to a service condition.

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

As of 31 May 2012, the Company granted the following restricted stock units to certain members of our management under the LTIP:

Grant Date	Number of Restricted Stock Units Granted
September 2008	1,023,865
December 2008	545,757
May 2009	1,066,595
September 2009	522,000
December 2009	181,656
June 2010	807,457
September 2010	951,194
June 2011	63,146
September 2011	954,705

Total	6,116,375

As of 31 May 2012, there were 1,760,600 options and 3,060,195 restricted stock units outstanding under this plan.

Under the terms of the LTIP, 716,536 and 821,459 Scorecard LTI units were granted during the years ended 31 March 2012 and 2011, respectively that provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

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

Other Compensation

Executive Incentive Plan and Individual Performance Plan

The Company maintains two variable pay plans:

—	an Individual Performance Plan (which we refer to as the “IP Plan”), and

—	an Executive Incentive Plan (which we refer to as “EIP”).

The IP Plan is based on the individual’s performance on certain mutually agreed upon personal objectives.

The Board has the authority and discretion to approve payments under this plan to the CEO and CFO, the Remuneration Committee has the authority and discretion to approve or delegate payments due under this plan to the CEO’s direct reports, and the CEO has the authority and discretion to approve or delegate payments due under this plan to other Company employees for any given fiscal year.

Fiscal year 2012 and 2011 bonuses under the EIP and IP plan were paid in cash as per the plan.

401(k) Plan

We sponsor a US defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The US defined contribution plan is a tax-qualified retirement and savings plan (which we refer to as the “401(k) Plan”) covering all US employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to US$17,000 in calendar year 2012 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$250,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

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

RELATED PARTY TRANSACTIONS

Payments Made to Directors and Director Related Entities of JHI SE during the Year

Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy a small amount of James Hardie products through the Company’s customers. Pulte Homes receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries SE.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. The rebate program existed and was disclosed to the Board before Mr. Anderson became a director. It is not considered that Mr. Anderson had any influence over these transactions.

LISTING DETAILS

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through the use of the Clearing House Electronic Subregister System, or CHESS, via CUFS. CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI SE, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”

We have also listed our securities for trading on the NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one ADS, which is issued by The Bank of New York Mellon. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

Price History

The high and low trading prices of JHI SE CUFS on the ASX are as follows:

Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2012	7.99	4.66
31 March 2011	8.05	5.05
31 March 2010	8.86	3.73
31 March 2009	7.04	2.89
31 March 2008	9.65	5.34

Fiscal quarter ended:
31 March 2012	7.99	6.59
31 December 2011	7.45	5.27
30 September 2011	6.30	4.66
30 June 2011	6.37	5.20
31 March 2011	6.88	5.67
31 December 2010	7.12	5.26
30 September 2010	6.90	5.05
30 June 2010	8.05	6.11

Month ended:
31 May 2012	7.75	6.87
30 April 2012	7.81	7.25
31 March 2012	7.99	7.00
28 February 2012	7.64	6.84
31 January 2012	7.60	6.59
31 December 2011	7.45	6.34

The high and low trading prices of JHI SE ADSs on the NYSE are as follows:

Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2012	40.90	25.23
31 March 2011	36.96	22.01
31 March 2010	41.22	14.50
31 March 2009	31.55	9.38
31 March 2008	40.50	23.00

Fiscal quarter ended:
31 March 2012	40.90	34.29
31 December 2011	35.81	25.23
30 September 2011	32.94	25.28
30 June 2011	33.34	27.57
31 March 2011	35.55	28.63
31 December 2010	35.50	25.10
30 September 2010	30.40	22.01
30 June 2010	36.96	25.84

Month ended:
31 May 2012	38.95	34.08
30 April 2012	40.30	37.04
31 March 2012	40.90	37.37
28 February 2012	40.81	37.78
31 January 2012	39.56	34.29
31 December 2011	35.81	31.00

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

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

Trading on the New York Stock Exchange

In the United States, five JHI SE CUFS equal one JHI SE ADS. Our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to The Bank of New York Mellon, depositary for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) US$	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs [1]
From 1 August 2011 through 30 August 2011	0.2	$5.95	0.2	21.6

From 1 September 2011 through 30 September 2011	2.2	$5.61	2.2	19.4

From 1 October 2011 through 31 October 2011	1.0	$5.33	1.0	18.4

From 1 November 2011 through 30 November 2011	—	$—	—	18.4

From 1 December 2011 through 31 December 2011	—	$—	—	18.4

From 1 January 2012 through 31 January 2012	—	$—	—	18.4

From 1 February 2012 through 29 February 2012	—	$—	—	18.4

From 1 March 2012 through 31 March 2012	—	$—	—	18.4

[1]

Pursuant to a share repurchase program originally announced on 17 May 2011 to acquire up to 5% of our issued capital (approximately 21.8 million shares) during the subsequent twelve month period, we repurchased approximately 3.4 million shares at a cost of US$19.0 million in fiscal year 2012 as part of this plan. On 21 May 2012, we announced a new share repurchase program to acquire up to 5% of our issued capital. The program will expire on 21 May 2013.

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

Provisions of our Articles of Association Related to Directors

General and borrowing powers: Our Articles of Association grant the directors a general power to manage the Company. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our articles of association. In addition, the directors also will be granted certain specific powers by our articles of association, including:

—	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;

—	the power to appoint attorneys to act on our behalf;

—	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and

—

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

Power to vote on compensation: The maximum aggregate remuneration of the non-executive directors is US$1,500,000 and can be changed from time to time by an ordinary resolution. We are proposing to increase this maximum by US$500,000 to US$2,000,000 at the 2012 AGM. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of eight non-executive directors and the CEO).

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

Power to vote on proposals, arrangements or contracts in which the director is materially interested: The Company’s Articles of Association provide that a director cannot vote on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A director cannot be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.

Under Irish law, directors who have a personal interest in a contract or a proposed contract with the Company are required to declare the nature of their interest at a meeting of the directors of the Company. The Company is required to maintain a register of such declared interests which must be made available for inspection by the shareholders at general meetings.

Issuance of Shares; Preemptive Rights

We have been registered with one class of shares; however, our Articles of Association will allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.

Shareholders may authorise us (acting through our directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).

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

—

in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and

—

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

In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognised stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the NYSE, NASDAQ and the London Stock Exchange are the recognised stock exchanges for this purpose.

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

Shareholders Meetings and Voting Rights

Our AGMs will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding AGM to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. Following our first AGM, we must hold an AGM in each calendar year and within six months after the financial year end and we shall announce the date of each such AGMs no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the declaration of a dividend; (2) the consideration of the accounts, balance sheets and reports of the directors and auditors; (3) the election of directors in the place of those retiring (whether by rotation or otherwise, with rotation occurring at staggered intervals and in any event at least once every three years, except for the CEO, who must stand for re-election every six years); (4) the fixing of the remuneration of the directors (if required); and (5) the fixing of the remuneration of the auditors.

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

The quorum for general meetings and for meetings of a separate class of shareholders of an Irish SE is one or more persons who alone or jointly hold at least 5% of such Irish SE’s issued share capital or, in the case of a separate class meeting, 5% of the issued share capital of that class. These same quorum requirements also apply to all adjourned meetings.

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

All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

—	by instructing CHESS Depository Nominees Pty Limited (who we refer to as “CDN”), as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;

—	by directing CDN to appoint itself (or another person) as the Nominated Proxy pursuant to a voting instruction form provided by the Company; or

—

by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will be first necessary to convert them back to CUFS.

ADS holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to The Bank of New York Mellon, as the ADS depositary on how to instruct CDN to vote at a meeting.

Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.

Annual Report

Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. Our consolidated annual accounts will be prepared under US GAAP. We will prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Generally Accepted Accounting Principles applicable in Ireland (which we refer to as “Irish GAAP”) and lay those accounts before a general meeting of shareholders.

The annual accounts will also include report of an independent accountant.

Indemnification

Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish Company Law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favour of such director or company secretary, or where a court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. Our Articles of Association apply the same restrictions to employees and persons deemed by our board to be our agent who are not current or former directors or company secretary.

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

Dividends and distributions may only be made in-so-far as (a) we have sufficient distributable profits and (b) our net assets are in excess of the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

If directors so resolve, any dividend that has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to be owned by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant state authority, through which shareholders can claim a refund of such dividends in the future.

Our board determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars. The ADS Depositary (Bank of New York Mellon) receives dividends in US dollars directly from JHI SE on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

Amendment of Articles of Association

Our Articles of Association may be amended by our shareholders, which include changes to the rights of shareholders, subject to Irish Company Law restrictions, by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.

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

—

any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a company; or

—

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

—

all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;

—

the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;

—	the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

—

false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

—

an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

—	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

—

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

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares in Irish SE where:

—	such person’s interest was below 5% of our issued share capital prior to such acquisition and equals or exceeds 5% after such acquisition;

—

such person’s interest was equal to or above 5% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 5.8% to 6.3% or from 8.2% to 7.9%); and

—	where such person’s interest was equal to or above 5% of our issued share capital before a disposition and falls below 5% as a result of such disposition.

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

US Dollar Cash Advance Facilities. For all facilities, interest is calculated two business days prior to the commencement of each draw-down period based on the London Interbank Offered Rate (“LIBOR”), plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March, 2012, there were no facilities drawn under the combined facilities and US$280.0 million was available.

As of 31 March 2012, we were in compliance with all restrictive covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we (i) are required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos-related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to AICF on the payment dates under the Amended Final Funding Agreement in the next following Financial Year. The limit does not apply to payments of interest to AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the AFFA.

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

Pursuant to the terms of our agreement to sell our gypsum business, we also retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim is given within 10 years of closing. Our indemnification obligations in this regard are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. Because we believe the metals found emanated from an offsite source, we do not believe we are liable for the metals in the groundwater.

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

This discussion does not bind either the US, Irish, or Dutch tax authorities or the courts of those jurisdictions. Except where outlined below, we have not sought a ruling nor will we seek a ruling of the US, Irish, or Dutch tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States, The Netherlands or Ireland would likewise concur.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

United States Taxation

The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) a citizen or individual resident of the United States (as defined for US federal income tax purposes); (2) a corporation created or organised in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust was in existence on 20 August 1996 and properly elected to continue to be treated as a United States person. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.

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

Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable years beginning after 31 December 2002, “qualified dividend income” is subject to a maximum tax rate of 15%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. Unless extended by the United States Congress, the 15% tax rate on qualified dividend income will expire on 31 December 2012, and effective 1 January 2013, dividends may become subject to a marginal tax rate of 39.6%. In addition, effective 1 January 2013, the Health Care and Education Reconciliation Act of 2010 will subject net investment income (including dividend income) of certain taxpayers to a 3.8% tax rate.

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

Capital Gain Rates. For individual US Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2011, the highest marginal income tax rate that could apply to the ordinary income of an individual US Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual US Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above). Effective 1 January 2013, the Health Care and Education Reconciliation Act of 2010 will subject net investment income (including long and short-term capital gain income) of certain taxpayers to additional tax of 3.8%.

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

Controlled Foreign Corporation Status. If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders”, we could be treated as a Controlled Foreign Corporation (“CFC”), under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).

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

—

an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;

—

a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

—

a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;

—

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

—

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

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at the standard rate of income tax unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.

Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.

Non-resident shareholders who are entitled to an exemption, as outlined above, will generally be able to receive dividends without any dividend withholding tax and without the need to complete the aforementioned non-resident declaration forms, pursuant to a waiver we have received from the Irish Revenue authorities, up to 31 July 2012.

Subject to any extension of the waiver period after 31 July 2012, where these forms are not required, shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

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

Irish Taxes on Income and Capital Gains. Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realised on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realised (subject to the availability of exemptions).

Capital Acquisitions Tax. Irish capital acquisitions tax (which we refer to as “CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at 30%. Gifts and inheritances passing between spouses are exempt from CAT.

Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:

—	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;

—	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or

—	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.

Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regards.

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

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our Corporate Headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

—	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

—	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

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

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Risk Factors” in this Section.”

For our fiscal year ended 31 March 2012, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	67.4%	22.8%	4.4%	5.4%
Expenses[2]	66.6%	24.1%	4.2%	5.1%
Liabilities (excluding borrowings)[2]	10.7%	87.3%	1.4%	0.6%

For our fiscal year ended 31 March 2011, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	67.6%	22.8%	4.5%	5.1%
Expenses[2]	61.5%	29.7%	3.9%	4.9%
Liabilities (excluding borrowings)[2]	11.7%	86.5%	1.4%	0.4%

[1]	Comprised of Philippine Pesos and Euros.

[2]

Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, selling general and administrative expenses, research and development expenses and adjustments to the liability. See “Risk Factors,” “Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” in this Section, and Note 11 of our consolidated financial statements in Section 2 for further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2012, there were no material contracts outstanding.

Funding Under the AFFA

The A$ to US$ assets and liabilities rate moved unfavourably for us from 0.9676 as of 31 March 2011 to 0.9614 as of 31 March 2012, a 0.6% movement, resulting in a US$15.8 million unfavourable impact, net of changes in actuarial estimates, on our fiscal year 2012 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$902.9 million and that we do not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the 31 March 2012 exchange rate of 0.9614) would have approximately a US$85.4 million and US$104.3 million favourable and unfavourable impact, respectively, on our net income.

For fiscal year 2011, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$923.8 million and that we did not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the 31 March 2011 exchange rate of 0.9676) would have had approximately an US$86.8 million and US$106.1 million favourable and unfavourable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. As of 31 March 2012 and 2011, all of our borrowings were subject to variable rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2012, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$3.1 million, which are included in Accounts payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

An assumed 10 basis point move in the interest rates applicable to our borrowings (a 10% move against our weighted-average floating rate interest rates) would have had a 0.1% change on our fiscal year 2012 income before income taxes.

For fiscal year 2011, an assumed 10 basis point move in the interest rates applicable to our borrowings (a 10% move against our weighted-average floating rate interest rates as of 31 March 2011) would have had a 0.1% change on our fiscal year 2011 income before income taxes.

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

We have assessed the market risk for pulp and believe that, a US$103 per metric ton movement in market pulp prices, which represents approximately 10% of the average NBSK average pulp price for the year ended 31 March 2012, would have had approximately a 1.2% change in our cost of sales in fiscal year 2012. We have also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2012, would have had approximately a 0.5% change in cost of sales in fiscal year 2012.

For fiscal year 2011, we had assessed the market risk for pulp and believe that, a US$109 per metric ton movement in market pulp prices, which represented approximately 10% of the average NBSK pulp price for the year ended 31 March 2011, would have had approximately a 1.3% change in our cost of sales in fiscal year 2011. We also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2011, would have had approximately a 0.5% change in cost of sales in fiscal year 2011.

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

Persons depositing or withdrawing share or ADS holders must pay:	For:

Taxes and other governmental charges	As necessary

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Expenses of the depositary	Converting foreign currency to US dollars, cable, telex and facsimile transmission expenses (when expressly provided for in the deposit agreement)

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Execution and delivery of ADSs, including issuances resulting from a distribution of shares, rights, or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS (or portion thereof)	Cash distributions and depositary services

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

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related maintenance expenses of the American Depositary Receipt program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available is not necessarily tied to the amount of fees the Depositary collects from investors. For fiscal years ended 31 March 2012 and 2011, the Depositary waived US$121,714 and US$123,425, respectively, in fees for standard, out-of-pocket maintenance costs for the administration of the ADR program.

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

SECTION 4.

SHARE/CHESS Units of Foreign Securities (CUFS) INFORMATION

James Hardie Industries SE voting rights:

As of 31 May 2012, James Hardie Industries SE had on issue 437,218,725 CUFS issued over 437,218,725 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 10,126 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options and Restricted Stock Units carry no voting rights.

James Hardie Industries SE distribution schedule as at 31 May 2012:

	CUFS		Options
	Holders	Holdings	Holders	Holdings
Size of Holding Range
1-1,000	4,635	2,143,040	-	-
1,001-5,000	4,121	9,823,182	17	39,391
5,001-10,000	768	5,514,202	22	176,802
10,001-100,000	526	11,853,141	69	2,460,168
100,001 and over	76	407,885,160	19	6,366,017
Totals	10,126	437,218,725	127	9,042,378

Based on the closing price of A$7.42 on 31 May 2012, 335 CUFS holders held less than a marketable parcel.

James Hardie Industries SE substantial CUFS holders as at 31 May 2012:

As of 31 May 2012, all issued and outstanding ordinary shares were listed on the ASX in the form of CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our shares based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of 31 May 2012 which was 437,218,725 shares.

Shareholder	Shares Beneficially Owned	Percentage of Shares Outstanding

Commonwealth Bank of Australia[1]	38,944,519	8.91%

FMR LLC and FIL Limited[2]	33,874,177	7.75%

Schroder Investment Management Australia Limited[3]	33,435,199	7.65%

Baillie Gifford & Co4	31,301,628	7.16%

Lazard Asset Management Pacific Co5	28,678,287	6.56%

National Australia Bank Limited Group[6]	28,198,184	6.45%

Ausbil Dexia Limited[7]	24,980,920	5.71%

The Capital Group Companies, Inc[8]	22,021,150	5.04%

[1]

Commonwealth Bank of Australia became a major shareholder on 12 November 2009, with a holding of 21,820,423 shares of our issued capital and, through subsequent purchases and sales, increased its holdings of our issued capital to 38,944,519 shares on 23 May 2012 in the last notice received.

[2]

FMR LLC and FIL Limited became a major shareholder on 23 July 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales and purchases, FMR LLC and FIL Limited increased its holding to 33,874,177 shares of our issued share capital on 27 January 2011 in the last notice received.

[3]

Schroder Investment Management Australia Limited became a major shareholder on 28 January 2004, with a holding of 25,485,997 shares of our issued share capital and, through subsequent purchases and sales, Schroder Investment Management Australia Limited increased its holding to 33,435,199 shares on 25 May 2012 in the last notice received.

[4]

Baillie Gifford & Co and its affiliated companies became a major shareholder on 24 December 2007, with a holding of 24,577,253 shares of our issued share capital. On 26 June 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on 29 June 2009. On 12 November 2009, Baillie Gifford & Co became a major shareholder again and through subsequent purchases, has increased its holding to 31,301,628 shares of our issued share capital on 9 January 2012 in the last notice received.

[5]

Lazard Asset Management Pacific Co became a major shareholder on 1 April 2004, with a holding of 24,505,916 shares of our issued share capital and, through subsequent purchases and sales, Lazard Asset Management Pacific Co ceased to be a major shareholder on 3 May 2010. On 29 April 2011, Lazard Asset Management Pacific Co became a substantial shareholder again and through subsequent purchases, increased its holding to 28,678,287 shares of our issued share capital in the last notice received on 1 June 2011.

[6]

National Australia Bank Limited Group became a major shareholder on 25 May 2004, with 23,060,940 shares of our issued share capital and increased its holding to 28,198,184 shares of our issued share capital on 16 June 2004 in the last notice received.

[7]	Ausbil Dexia Limited became a major shareholder on 12 January 2011 with 24,980,920 shares of our issued capital in the last notice received.

[8]	The Capital Group Companies, Inc became a major shareholder on 8 May 2012, with a holding of 22,021,150 shares of our issued share capital in the last notice received.

Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

James Hardie Industries SE 20 largest CUFS holders and their holdings as at 31 May 2012:

Name	Note	CUFS Holdings	%	Position
HSBC Custody Nominees (Australia) Limited	1	122,854,810	28.10	1
JP Morgan Nominees Australia Limited	1	98,437,981	22.51	2
National Nominees Limited	1	92,891,005	21.25	3
Citicorp Nominees Pty Limited	1	23,394,208	5.35	4
Citicorp Nominees Pty Limited	1	20,655,571	4.72	5
Cogent Nominees Pty Limited	1	7,267,775	1.66	6
JP Morgan Nominees Australia Pty Limited	1	5,830,256	1.33	7
Cogent Nominees Pty Limited	1	5,133,056	1.17	8
AMP Life Limited		3,750,431	0.86	9
Cogent Nominees Pty Limited	1	3,123,656	0.71	10
Cogent Nominees Pty Limited	1	1,675,000	0.38	11
JP Morgan Australia Pty Limited		1,502,014	0.34	12
Madingley Nominees Pty Limited	1	1,385,557	0.32	13
HSBC Custody Nominees	1	1,143,491	0.26	14
Mirrabooka Investments Limited		1,115,000	0.26	15
Argo Investments Limited		964,000	0.22	16
Mr. George G. Cross		919,842	0.21	17
Queensland Investment Corporation		830,284	0.19	18
Millenium Pty Limited		700,000	0.16	19
Mr. Louis Gries		689,922	0.16	20
Total:		394,263,859	90.16

1            Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

Distribution of Issued Capital by Geography:

The following analysis is based on a Top 100 extract of the share register:

	31 May 2012	31 May 2011
Australia	51.02%	60.90%
North America	22.98%	15.05%
United Kingdom	13.36%	12.18%
Asia	5.13%	5.31%
Europe (excluding the United Kingdom)	1.62%	2.17%
Other	0.30%	0.12%

As of 31 May 2012, 0.72% of the outstanding shares of our common stock was held by 73 CUFS holders with registered addresses in the United States. In addition, as of 31 May 2012, 0.52% of our outstanding shares was represented by ADSs held by 4 holders, all of whom have registered addresses in the United States. A total of 1.24% of our outstanding capital stock was registered to 77 US holders as of 31 May 2012.

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

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description of Exhibits
1.1	Articles of Association dated 17 June 2010 of James Hardie Industries SE, a European Company registered in Ireland (11)
2.1	Deposit Agreement dated as of 24 September 2001, as amended and restated as of 19 February 2010 and as further amended on 17 June 2010, between James Hardie Industries SE and The Bank of New York Mellon, as depositary (13)
2.2	Amended and Restated Common Terms Deed Poll dated 21 December 2009 among James Hardie International Finance Limited, James Hardie Building Products, Inc. and James Hardie Industries N.V. (13)
2.3	Form of 5 Year Term (Bullet) Facility Agreement dated 21 February 2008 among James Hardie International Finance B.V., James Hardie Building Products, Inc. and Financier (6)
2.4	Form of Lender Deeds of Confirmation dated 23 June 2009 between James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (7)
2.5	Form of Novation Deed dated 9 October 2009 between James Hardie International Finance Limited, James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (12)
2.6	AET Guarantee Trust Deed dated 19 December 2006 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (12)
2.7	Amending Deed to the AET Guarantee Trust Deed dated 6 October 2009 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (13)
2.8	Performing Subsidiary Undertaking and Guarantee Trust Deed dated 19 December 2006 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (12)
2.9	Amending Deed to the Performing Subsidiary Undertaking and Guarantee Trust Deed dated 6 October 2009 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (13)
2.10	Form of Term Facility Agreement between James Hardie International Finance Limited and Financier (9)
2.11	Form of Term (Bullet) Facility Agreement [entered into between James Hardie International Finance Limited, James Hardie Building Products, Inc; James Hardie International Finance Limited and Financier (14)
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan
4.2	Executive Incentive Plan 2009 (7)
4.3	Amended and Restated James Hardie Industries SE Long Term Incentive Plan 2006 (10)
4.4	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)
4.5	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)

Exhibit Number	Description of Exhibits
4.6	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)
4.7	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)
4.8	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees (7)
4.9	Lease between Brookfield Carole Park Landowner Pty Limited (f/k/a Brookfield Multiplex Carole Park Landowner Pty Limited f/k/a Multiplex Carole Park Landowner Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. dated 18 October 2007 re Cobalt & Silica Street, Carole Park, Queensland, Australia (7)
4.10	Variation of Lease dated 23 March 2004, among Brookfield Rosehill Landowner Pty Ltd (f/k/a Brookfield Multiplex Rosehill Landowner Pty Ltd f/k/a Multiplex Rosehill Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)
4.11	Lease dated 3 April 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (7)
4.12	Lease Amendment dated 23 March 2004, among Brookfield Meeandah Landowner Pty Ltd (f/k/a Brookfield Multiplex Meeandah Landowner Pty Ltd f/k/a Multiplex Meeandah Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)
4.13	Notice of sale of property, 46 Randle Road, Meeandah, Queensland, dated 6 December 2011, between Northshore No 3 Pty Ltd and Brookfield Meeandah Landowner Pty Ltd re premises at 46 Randle Road, Meeandah, Queensland, Australia
4.14	Lease Agreement dated 23 March 2004 among Penrose Land Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)
4.15	Lease Agreement dated 23 March 2004 among Penrose Land Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)
4.16	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective 30 June 2005 (3)
4.17	Industrial Building Lease Agreement, effective 6 October 2000, between James Hardie Building Products, Inc. and Fortra Fibre-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)
4.18	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of 12 December 2001 (2)
4.19	Amended and Restated Stock Purchase Agreement dated 12 March 2002, between BPB US Holdings, Inc. and James Hardie Inc. (2)
4.20	Amended and Restated Final Funding Agreement (AFFA) dated 21 November 2006 (4)

Exhibit Number	Description of Exhibits
4.21	AFFA Amendment dated 6 August 2007 (6)
4.22	AFFA Amendment dated 8 November 2007 (6)
4.23	AFFA Amendment dated 11 June 2008 (6)
4.24	Address for Service of Notice on Trustee dated 13 June 2008 (6)
4.25	AFFA Amendment dated 17 July 2008 (7)
4.26	Deed to amend the AFFA and facilitate the Authorised Loan Facility dated 9 December 2010 between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (14)
4.27	AFFA Amendment dated 29 February 2012
4.28	AFFA Amendment dated 28 March 2012
4.29	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated 14 December 2006 (5)
4.30	Deed Poll dated 11 June 2008 – amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)
4.31	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated 21 December 2005 (3)
4.32	Amending Agreement (Parent Guarantee) dated 23 June 2009 by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. (13)
4.33	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated 22 June 2006 (3)
4.34	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated 14 December 2006 (5)
4.35	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated 14 December 2006 (5)
4.36	Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.37	Letter agreement dated 21 March 2007 amending Intercreditor Deed between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.38	Amending Deed (Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.39	Performing Subsidiary Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.40	Letter agreement dated 21 March 2007 amending Performing Subsidiary Intercreditor Deed between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)

Exhibit Number	Description of Exhibits
4.41	Amending Deed (Performing Subsidiary Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.42	Deed of Confirmation dated 23 June 2009 between James Hardie Industries N.V., James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (8)
4.43	AICF facility agreement dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)
4.44	Fixed and floating charge dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)
4.45	2013 Advance Payment Agreement between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales, and Asbestos Injuries Compensation Fund Limited
4.46	Agreement on the Involvement of Employees dated 10 February 2010 between James Hardie Industries N.V., JH CBM plc, James Hardie International Holdings N.V., JHIHCBM and the Special Negotiating Bodies (9)
8.1	List of significant subsidiaries of James Hardie Industries SE
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2	Consent of KPMG Actuarial Pty Limited
101INS	Instance Document
101SCH	Schema Document
101CAL	Calculation Linkbase Document
101LAB	Label Linkbase Document
101PRE	Presentation Linkbase Document
101DEF	Definition Linkbase Document

[1]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 22 November 2004 and incorporated herein by reference.

[2]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 7 July 2005 and incorporated herein by reference.

[3]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 September 2006 and incorporated herein by reference.

[4]	Previously filed as an exhibit to our Current Report on Form 6-K dated 5 January 2007 and incorporated herein by reference.

[5]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 6 July 2007 and incorporated herein by reference.

[6]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 8 July 2008 and incorporated herein by reference.

[7]	Previously filed as an exhibit to our Form F-4 dated 23 June 2009 and incorporated herein by reference.

[8]	Previously filed as an exhibit to our Amendment No. 2 to Form F-4 dated 10 July 2009 and incorporated herein by reference.

[9]	Previously filed as an exhibit to our Post-Effective Amendment No. 1 to Form F-4 dated 19 February 2010 and incorporated herein by reference.

[10]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form S-8 (Registration No. 333-161482) dated 17 June 2010 and incorporated herein by reference.

[11]	Previously filed as an exhibit to our Current Report on Form 6-K dated 18 June 2010 and incorporated herein by reference.

[12]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form F-4 dated 17 June 2010 and incorporated herein by reference.

[13]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 30 June 2010 and incorporated herein by reference.

[14]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 June 2011 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES SE

	By:	/s/ Louis Gries
Louis Gries
Date: 2 July 2012		Chief Executive Officer

This annual report has been approved by the Board of Directors of James Hardie Industries SE.

JAMES HARDIE INDUSTRIES SE

	By:	/s/ Michael N. Hammes
Michael N. Hammes
Date: 2 July 2012		Chairman