Form 20-F
period 2013-03-31
James Hardie Industries plc
filed 2013-06-27
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT	OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended 31 March 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT	OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 1-15240

JAMES HARDIE INDUSTRIES plc

Formerly Known As James Hardie Industries SE

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organisation)

Europa House, Second Floor

Harcourt Centre

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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report 441,644,484 shares of common stock at 31 March 2013.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17  ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes   ☒  No

In this annual report, unless the context otherwise indicates, James Hardie Industries plc, a “public limited company,” or a European company incorporated and existing under the laws of Ireland, is referred to as JHI plc. JHI plc together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI plc and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI plc and its wholly owned subsidiaries”, “James Hardie” or the “Company.”

James Hardie FY 2013 20-F	i

For certain information about the basis of preparing the financial information in this Annual Report, see Section 2, “Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements”. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see Section 2, “Reading this Report.”

A “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

James Hardie FY 2013 20-F	ii

FORM 20-F CROSS REFERENCE INDEX

20-F Item Number and Description	Page

PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	1-4

B. Capitalisation and Indebtness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	168-184

Item 4. Information on the Company

A. History and Development of the Company	4-6; 18-19

B. Business Overview	6-14

C. Organisational Structure	5; 15

D. Property, Plants and Equipment	15-19; 111

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

A. Operating Results	94-106

B. Liquidity and Capital Resources	107-113

C. Research and Development, Patents and Licenses, etc	13; 114

D. Trend Information	114
E. Off-Balance Sheet Arrangements	114
F. Tabular Disclosure of Contractual Obligations	113

G. Safe Harbor	85-86

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	20-27
B. Compensation	28-64

C. Board Practices	23-27; 65-73

D. Employees	197-198

E. Share Ownership	49-52; 57-64

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	222-223

B. Related Party Transactions	68-69
C. Interests of Experts and Counsel	None

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	115-165; 184-192; 205-206

B. Significant Changes	None

Item 9. The Offer and Listing

A. Offer and Listing Details	198-199

B. Plan of Distribution	Not Applicable

C. Markets	199-200

D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

Item 10. Additional Information

A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	201-208
C. Material Contracts	209

D. Exchange Controls	209-210

James Hardie FY 2013 20-F	iii

20-F Item Number and Description	Page

E. Taxation	210-217

F. Dividends and paying agents	Not Applicable
G. Statement by Experts	Not Applicable

H. Documents on Display	217

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	218-220

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable

D. American Depositary Shares	220-221

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	78-81

Item 16A. Audit Committee Financial Expert	71
Item 16B. Code of Business Conduct and Ethics	73

Item 16C. Principal Accountant Fees and Services	166

Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	83-84

Item 16H. Mine Safety Disclosures	17

PART III

Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	115-165
Item 19. Exhibits	231-235

James Hardie FY 2013 20-F	iv

FORM 20-F CROSS REFERENCE INDEX

(Continued)

SECTION 1

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

We employ approximately 2,700 people and generated net sales of US$1.3 billion in fiscal year 2013.

SELECTED FINANCIAL DATA

We have included in this annual report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2013 and 2012, and our consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the years ended 31 March 2013, 2012 and 2011, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the US, or “US GAAP.”

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

James Hardie FY 2013 20-F	1

	Fiscal Year ended 31 March
	2013		2012		2011		2010		2009
	(In millions of US dollars except sales price per unit and per share data)

Consolidated Statements of Operations Data:
Net Sales USA and Europe Fibre Cement[1]		$951.4		$862.0		$814.0		$828.1		$929.3
Asia Pacific Fibre Cement[2]		369.9		375.5		353.0		296.5		273.3

Total net sales		$1,321.3		$1,237.5		$1,167.0		$1,124.6		$1,202.6

Operating income (loss)[3]		$29.5		$155.5		$104.7		$(21.0)		$173.6
Interest expense		(5.5)		(11.2)		(9.0)		(7.7)		(11.2)
Interest income		7.9		3.8		4.6		3.7		8.2
Other income (expense)[4]		1.8		3.0		(3.7)		6.3		(14.8)

Income (loss) from operations before income taxes		33.7		151.1		96.6		(18.7)		155.8
Income tax benefit (expense)[5]		11.8		453.2		(443.6)		(66.2)		(19.5)

Income (loss) from operations		$45.5		$604.3		$(347.0)		$(84.9)		$136.3

Net income (loss)		$45.5		$604.3		$(347.0)		$(84.9)		$136.3

Income (loss) from operations per common share — basic		$0.10		$1.39		$(0.80)		$(0.20)		$0.32
Net income (loss) per common share — basic		$0.10		$1.39		$(0.80)		$(0.20)		$0.32
Income (loss) from operations per common share — diluted		$0.10		$1.38		$(0.80)		$(0.20)		$0.31
Net income (loss) per common share — diluted		$0.10		$1.38		$(0.80)		$(0.20)		$0.31
Dividends paid per share		$0.43		$0.04		$—		$—		$0.08
Weighted average number of common shares outstanding
Basic		439.2		436.2		435.6		433.1		432.3
Diluted		440.6		437.9		435.6		433.1		434.5
Consolidated Cash Flow Information:
Cash flows provided by (used in) operating activities		$109.3		$387.2		$147.2		$183.1		$(45.2)
Cash flows used in investing activities		$(59.7)		$(49.9)		$(49.6)		$(50.5)		$(26.1)
Cash flows (used in) provided by financing activities		$(158.7)		$(84.4)		$(89.7)		$(159.0)		$25.0
Other Data:
Depreciation and amortisation		$61.2		$65.2		$62.9		$61.7		$56.4
Adjusted EBITDA[6]		$90.7		$220.7		$167.6		$40.7		$230.0
Capital expenditures		$61.1		$35.8		$50.3		$50.5		$26.1
Volume (million square feet)
USA and Europe Fibre Cement[1]		1,488.5		1,331.8		1,248.0		1,303.7		1,526.6
Asia Pacific Fibre Cement[2]		393.7		392.3		407.8		389.6		390.6
Average sales price per unit (per thousand square feet)
USA and Europe Fibre Cement[1]	US$	639	US$	647	US$	652	US$	635	US$	609
Asia Pacific Fibre Cement[2]	A$	911	A$	916	A$	916	A$	894	A$	879

James Hardie FY 2013 20-F	2

	Fiscal Year ended 31 March
	2013	2012	2011	2010	2009
	(Millions of US dollars)
Consolidated Balance Sheet Data:

Net current assets[7]	$373.7	$463.3	$126.9	$50.4	$137.7
Total assets	$2,107.6	$2,310.0	$1,960.6	$2,178.8	$1,891.7
Total debt[8]	$—	$30.9	$59.0	$154.0	$324.0
Common stock	$227.3	$224.0	$222.5	$221.1	$219.2
Shareholders’ equity (deficit)	$18.2	$126.4	$(454.5)	$(117.9)	$(108.7)

[1]

On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. The USA and Europe Fibre Cement segment manufactures fibre cement interior linings, exterior siding and related accessory products in the United States which are sold in the United States, Canada and Europe.

The segment also includes fibre reinforced concrete pipes manufactured and sold in the United States (through May 2008). Our Plant City, Florida Hardie Pipe Plant was closed and the business ceased operations in May 2008.

[2]

The Asia Pacific Fibre Cement segment includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

[3]

Operating income (loss) includes the following asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) SG&A expenses, Australian Securities and Investments Commission (“ASIC”) related (expenses) recoveries, asset impairment charges, and New Zealand product liability expenses:

	Fiscal Years Ended 31 March
	2013	2012	2011	2010	2009
	(Millions of US dollars)
(Unfavourable) favourable asbestos adjustments	$(117.1)	$(15.8)	$(85.8)	$(224.2)	$17.4
AICF SG&A expenses	$(1.7)	$(2.8)	$(2.2)	$(2.1)	$(0.7)
ASIC related (expenses) recoveries	$(2.6)	$(1.1)	$8.7	$(3.4)	$(14.0)
Asset impairments	$(16.9)	$(14.3)	$—	$—	$—
New Zealand product liability expenses[9]	$(13.2)	$(5.4)	$—	$—	$—

For additional information on the asbestos adjustments, AICF SG&A expenses, ASIC related (expenses) recoveries, asset impairment charges and New Zealand product liability expenses, see Section 2, “Management’s Discussion and Analysis” and Notes 7, 11 and 13 to our consolidated financial statements in Section 2.

[4]

Other income (expense) in fiscal years 2013, 2012 and 2011 are due to changes in the fair value of interest rate swap contracts. Other income in fiscal year 2010 primarily includes a realised gain arising from the sale of restricted short-term investments held by AICF. Other expense in fiscal year 2009 consists of an other-than-temporary impairment charge related to restricted short-term investments held by AICF of US$14.8 million. For additional information see Section 2, “Management’s Discussion and Analysis — Results of Operations.”

[5]

Income tax benefit in fiscal year 2012 includes a benefit of US$485.2 million recognised upon RCI’s successful appeal of the Australian Taxation Office’s (“ATO”) disputed 1999 amended tax assessment. Income tax expense in fiscal year 2011 includes a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended tax assessment.

[6]

Adjusted EBITDA represents income from operations before interest income, interest expense, income taxes, other non-operating income (expense), described in footnote four above, and depreciation and amortisation charges. The following table presents a reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities, as this is the most directly comparable GAAP financial measure to Adjusted EBITDA for each of the periods indicated. Items comprising “Net cash provided by (used in) operating activities,” “Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities” and “Change in operating assets and liabilities, net” for fiscal years ended 31 March 2013, 2012 and 2011 are set forth in the consolidated statements of cash flows in Section 2 of this report.

James Hardie FY 2013 20-F	3

	Fiscal Years Ended 31 March
	2013	2012	2011	2010	2009
	(Millions of US dollars)
Net cash provided by (used in) operating activities	$109.3	$387.2	$147.2	$183.1	$(45.2)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	(145.9)	(114.4)	(136.8)	(312.0)	(3.5)
Change in operating assets and liabilities, net	82.1	331.5	(357.4)	44.0	185.0

Net income (loss)	45.5	604.3	(347.0)	(84.9)	136.3
Income tax (benefit) expense	(11.8)	(453.2)	443.6	66.2	19.5
Interest expense	5.5	11.2	9.0	7.7	11.2
Interest income	(7.9)	(3.8)	(4.6)	(3.7)	(8.2)
Other (income) expense	(1.8)	(3.0)	3.7	(6.3)	14.8
Depreciation and amortisation	61.2	65.2	62.9	61.7	56.4

Adjusted EBITDA	$90.7	$220.7	$167.6	$40.7	$230.0

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

[8]

Total debt at 31 March 2012 represents the amount owed by AICF under a secured standby loan facility with the government of New South Wales (“Facility”). On 3 April 2012, all amounts outstanding under the AICF loan facility were fully repaid. Because the Company consolidates AICF due to pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the Amended and Restated Final Funding Agreement (“AFFA”), any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

[9]	The Company began separately disclosing New Zealand product liability expenses in fiscal year 2013 and did so for fiscal year 2012 for comparative purposes only.

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

James Hardie FY 2013 20-F	4

Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (“B.V.”), to a “naamloze vennootschap” ( “N.V.”), or a public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognised stock exchange. In February 2001, the shareholders of James Hardie Industries Limited (“JHIL”) agreed to exchange their shares for shares in James Hardie Industries N.V., which retained its primary listing on the Australian Securities Exchange (“ASX”). In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch N.V. to a Dutch Societas Europaea (“SE”) in connection with the implementation of Stage 1 of a two-stage re-domicile proposal (together, the “re-domicile”) to change our registered corporate domicile from The Netherlands to Ireland. On 17 June 2010, we implemented Stage 2 of the re-domicile and changed our registered corporate domicile to Ireland to become an Irish SE and became an Irish tax resident on 29 June 2010. On 15 October 2012, we converted from an Irish SE into an Irish public limited company (“plc”).

We conduct our operations under legislation in various jurisdictions. As an Irish plc we are governed by the Irish Companies Acts. In addition, we operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.

Our corporate domicile is located in Ireland. The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205.

Corporate Restructuring

On 17 May 2011, we announced that we had commenced an internal reorganisation involving the simplification of our corporate structure, including some of the arrangements which were previously part of our Netherlands domicile. This internal reorganisation is being made to facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently, including for the purpose of making periodic contributions to AICF. As part of this restructure, the Company incurred a tax charge of US$32.6 million on undistributed earnings of its US subsidiaries during fiscal year 2011, related to the remittance of US earnings as part of the internal reorganisation.

The following is a simplified diagram of our current corporate structure:

James Hardie FY 2013 20-F	5

Consolidation of AICF

In February 2007, our shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to AICF. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds AICF subject to the provisions of the AFFA. We appoint three of AICF’s directors and the New South Wales (“NSW”) Government appoints two of AICF’s directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, we consider JHI plc to be the primary beneficiary of AICF.

Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. Our consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on our consolidated balance sheet. Among other items, we record a deferred tax asset for the anticipated future tax benefit we believe is available to us that arises from amounts contributed to the asbestos fund by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments, and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on our consolidated statements of operations and comprehensive income (loss) when realised. See Note 2 to our consolidated financial statements in Section 2.

Business Overview

General Overview of our Business

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fibre cement products and systems under various Hardie brand names, such as HardieBacker® boards, and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie, Cemplank® and Prevail® siding (we also formerly marketed siding under the brand name SentryTM siding), and Scyon™ advanced lightweight cement composite products such as Scyon™ Stria™ cladding. We believe that, in certain applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fibre cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fibre cement products in the United States accounted for 70%, 67% and 68% of our total net sales in fiscal years 2013, 2012 and 2011, respectively.

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

James Hardie FY 2013 20-F	6

In contrast to some other building materials, fibre cement provides durability attributes, such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended 31 March
	2013	2012	2011
	(Millions of US dollars)
USA and Europe Fibre Cement	$951.4	$862.0	$814.0
Asia Pacific Fibre Cement	369.9	375.5	353.0

Total	$1,321.3	$1,237.5	$1,167.0

Industry Overview

US Housing Industry and Fibre Cement Industry

In the United States, fibre cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were up 27% to 565,900 for fiscal year 2013, compared to fiscal year 2012.

In the United States, the largest application for fibre cement products is in the external siding industry. Siding is a component of every building and it usually occupies more square footage than any other external building component, such as windows and doors. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference amongst siding materials according to economic conditions, weather, materials availability and local preference. The principal siding materials are vinyl, stucco, fibre cement, solid wood and brick. Vinyl has the largest share of the siding market.

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

James Hardie FY 2013 20-F	7

Australia

According to the Australian Bureau of Statistics total dwelling commencements in Australia increased from 146,500 in calendar year 2011 to 148,000 in calendar year 2012 and detached houses decreased from 91,800 in calendar year 2011 to 89,200 in calendar year 2012. Renovation activity, as measured by the Australian Bureau of Statistics by construction work done, has decreased approximately 10% from calendar year 2011 to calendar year 2012. The Housing Industry Association of Australia expects new housing construction and renovation activity to be up slightly over the short-to-medium term.

Former subsidiaries of ABN 60 Pty Limited (“ABN 60”) developed fibre cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos cement sheet production ceased in the early 1980s and asbestos cement pipe production ceased in 1987. Competition has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fibre cement manufacturing facilities in Australia and fibre cement imports are also growing.

New Zealand

According to Statistics New Zealand, new dwellings consents in New Zealand increased from approximately 14,600 for the year ended March 2012 to 17,400 for the year ended March 2013. Residential renovation activity in New Zealand has increased from the year ended March 2012 to the year ended March 2013 for a total increase over this period of approximately 8%. InfoMetrics New Zealand expects new housing construction and renovation activity to increase further during calendar year 2013, consistent with the growth during calendar year 2012.

Competition continues to intensify in New Zealand as fibre cement imports have become more cost competitive and overseas manufacturers struggling with the global recession look for additional markets to add to their existing ones.

Philippines

In the Philippines and other Asian and Middle Eastern (Israel, Kuwait, Qatar and the United Arab Emirates) markets, fibre cement building products are used in both the residential and commercial building industries with applications in ceilings, internal walls and external siding, facades and soffits. The residential building industry represents the principal market for fibre cement products. In general, fibre cement products have, across a range of product applications, gained broader acceptance in these regions over the last decade. In the Philippines, additional imported fibre cement products have entered the market. However, in some of the developing markets, gypsum usage has increased and penetrated into fibre cement applications. Fibre cement and asbestos cement production facilities are located throughout Asia and exporting between countries is common practice. Unlike some of our competitors in the Asian market, we do not manufacture fibre cement products containing asbestos. We believe that fibre cement has good long-term growth potential because of the benefits of light-weight and framed construction compared to traditional masonry construction. In addition, we believe the opportunity to replace wood-based products, such as plywood, with more durable fibre cement will be attractive to some consumers in some of these markets.

Europe

In Europe, fibre cement building products are used in both residential and commercial building applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments except roofing and promote the use of fibre cement products against traditional masonry, gypsum-based products and wood-based products. Since we commenced selling our products in Europe in

James Hardie FY 2013 20-F	8

fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fibre cement in Europe is favourable in light of stricter insulation requirements driving demand for advanced exterior cladding systems as well as better building practices increasing the use of fibre cement in interior applications.

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

Our fibre cement products provide strength and the ability to imprint patterns that closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide an effective paint-holding finish, compared to wood and engineered wood products, such that the periods between necessary maintenance and repainting are generally longer. Compared to masonry construction, fibre cement is lightweight, physically flexible and can be cut using readily available tools. This makes fibre cement suitable for lightweight construction across a range of architectural styles. Fibre cement is well suited to both timber and steel-framed construction.

In our interior product range, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fibreglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external

James Hardie FY 2013 20-F	9

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

In the United States, the following new products were released over the last five years:

—	During fiscal year 2009, we introduced two new siding profiles, HardieSoffit® Beaded Porch Panel and HardieShingle® Shingle Plank.

—	During fiscal year 2010, we introduced HardieZone® System siding products.

—	During fiscal year 2011, we introduced new HardieShingle® siding, HardieTrim® NT3® Boards, two new lap siding products, 12’ Artisan® Accent Trim and HardieBacker® ProGrid™ cement board.

—

During fiscal year 2012, we introduced new profile HZ5® HardiePlank® siding, additional HardieShingle® siding profiles, new Improved Smooth HardieTrim® boards, new HardieTrim® Crown Mouldings and three new colors to the palette for James Hardie® products using ColorPlus® technology.

—	During fiscal year 2013, we introduced a new profile HZ10® HardiePlank® siding.

In Australia and New Zealand, new products released over the past five years in the Scyon™ lightweight advanced cement composite range include Axon™ cladding, Stria™ cladding, Secura™ Interior Flooring, and Secura™ Exterior Flooring and Axent™ trim, and Horizon™ Lining in the James Hardie product range; in Australia only, new products include: Matrix™ cladding; and additionally, in New Zealand only, the following new products were released: in the James Hardie product range ShingleSide™ panel, Linea™ Oblique™ cladding, CLD™ Cavity Battens, RAB™ PreClad™ Lining and homeRAB™ board (Rigid Air Barrier products), Horizon™ Lining, and RawForm™ Lining. In both countries, new product launches have been supported by the launch of energy efficiency related accessories such as HardieBreak™ thermal break tape as well as web based initiatives such as the ACCEL™ suite of online product information, calculator and application tools, the LookHome™ and LightHome™ e-zines as well as the SmarterGreen™, SmarterPartner™, SmarterDesign™ and The Smarter Small Home™ initiatives. In New Zealand, The Drawing Board™ online design tool provides an aid to smart design using James Hardie products.

In the Philippines, new products released over the past five years include Hardieplank™ Siding, Hardiefloor™ Systems and Hardiepattern™ Boards. The established Hardieflex™ board range has been extended to include Hardieflex™ Wet Area lining boards. In November 2012, Hardieflex™ Pro was launched which is primarily for wet area application.

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

James Hardie FY 2013 20-F	10

Raw Materials

The principal raw materials used in the manufacture of fibre cement are cellulose fibre (wood-based pulp), silica (sand), portland cement and water.

Cellulose Fibre. Reliable access to specialised, consistent quality, low cost pulp is critical to the production of fibre cement building materials. Cellulose fibre is sourced from New Zealand, the United States, Canada, and Chile and is processed to our specifications. It is further processed using our proprietary technology to provide the reinforcing material in the cement matrix of fibre cement. We have developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with our pulp producers, which have access to appropriate raw wood stocks, in order to formulate superior reinforcing pulps. The resulting pulp formulas are typically proprietary and are the subject of confidentiality agreements between the pulp producers and us. Moreover, we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. See Section 3, “Risk Factors.” We have entered into contracts that provide discounted pulp prices relative to various pulp indices and we purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In fiscal year 2013, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price relative to our US business was US$878 per ton, an 8% decrease compared to fiscal year 2012.

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

James Hardie FY 2013 20-F	11

and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our top five US customers accounted for approximately 54% of our total USA and Europe Fibre Cement gross sales in fiscal year 2013. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fibre cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have started to enter the Philippines market. Physical distribution of product in each country is primarily by road or sea transport, except in the United States where transportation is primarily by road and, to a lesser extent, by rail. Fibre cement products manufactured in Australia, New Zealand and the Philippines are exported to a number of markets in Asia, the Pacific, and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates) by sea transport.

We maintain dedicated regional sales management teams in our major sales territories. As of 31 May 2013, the sales teams (including telemarketing staff) consisted of approximately 298 people in the United States and Canada, 77 people in Australia, 22 people in New Zealand, 39 people in the Philippines, and 27 people in Europe. We also employ one person based in Hong Kong who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories.

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

James Hardie FY 2013 20-F	12

needs of local customers and the building trade. For example, we established a carpenter training and accreditation program whereby Filipino carpenters who are unfamiliar with our products are taught installation techniques. Our training programs for counterclerks and carpenters are geared not only to educate them but also to develop them as brand advocates. We have also put greater emphasis on building our relationships with new home developers and builders in order to educate the market on the benefits of our products in this particular sector.

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

The following table sets forth our research and development expenditures for the three preceding fiscal years:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Research and Development Expenditures[1]	$39.6	$32.4	$31.2
Research and Development Expenditures as a percentage of total net sales	3.0%	2.6%	2.7%

[1]

Included within research and development expenditures for fiscal years 2013, 2012 and 2011 is US$2.4 million, US$2.0 million and US$3.2 million, respectively, classified as selling, general and administrative expenses.

Our current patent portfolio is based mainly on fibre cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how, which is maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilise our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our competitive advantage. However, we cannot assure you that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall.

In addition, the Company owns a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. See Section 3, “Risk Factors.”

Governmental Regulation

As noted above, on 15 October 2012, we converted into an Irish plc from an Irish SE and are now governed by the Irish Companies Acts. Previously, as an Irish SE company, we were governed by the Irish Companies Acts and the SE Regulation, European Union Council Regulations and relevant European Union Directives. We also continue to operate under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the SEC, the Irish

James Hardie FY 2013 20-F	13

Takeovers Panel and various other rulemaking bodies. See Section 3, “Memorandum and Articles of Association” for information regarding Irish Companies Acts and regulations to which we are subject.

Environmental Regulation

Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include, but are not limited to the:

—	Resource Conservation and Recovery Act;
—	Comprehensive Environmental Response, Compensation and Liability Act;
—	Clean Air Act;
—	Occupational Safety and Health Act;
—	Mine Safety and Health Act;
—	Emergency Planning and Community Right to Know Act;
—	Clean Water Act;
—	Safe Drinking Water Act;
—	Surface Mining Control and Reclamation Act;
—	Toxic Substances Control Act;
—	National Environmental Policy Act; and
—	Endangered Species Act,

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

James Hardie FY 2013 20-F	14

Organisational Structure

JHI plc is incorporated and domiciled in Ireland.

The table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 31 May 2013.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd.	Australia
James Hardie Aust Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Finance Holdings 3 Limited	Bermuda
James Hardie Holdings Limited	Ireland
James Hardie International Finance Limited	Ireland
James Hardie International Group Limited	Ireland
James Hardie International Holdings Limited	Ireland
James Hardie New Zealand	New Zealand
James Hardie NZ Holdings	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Technology Limited.	Bermuda
James Hardie U.S. Investments Sierra LLC	United States
N.V. Technology Holdings, A Limited Partnership	Australia
RCI Holdings Pty Ltd.	Australia

Property, Plants and Equipment

We estimate that our manufacturing plants are among the largest and lowest cost fibre cement manufacturing plants in the United States. We believe that the location of our plants positions us near attractive markets in the United States while minimising our transportation costs for product distribution and raw material sourcing.

Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works (with the exception of our Reno, Nevada facility and Summerville, South Carolina facility at which production was suspended in November 2008, which maintain closed loop systems). The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air quality and emissions from our plants. In the past, from time to time, we have received notices of discharges in excess of our water and air permit limits. In each case, we have addressed the concerns raised in those notices, including the payment of any associated minor fines and capital expenditures associated with preventing future discharges in excess of permitted levels.

Plants and Process

Fibre Cement Building Products

We manufacture fibre cement building products in the United States and Asia Pacific. Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium

James Hardie FY 2013 20-F	15

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

We currently have an annual flat sheet design capacity of 3,390 mmsf and 520 mmsf in the United States and Asia Pacific, respectively, for our fibre cement building products. Fiscal year 2013 capacity utilisation, based on this annual flat sheet design capacity, for our fibre cement building products plants was an average of 42% and 68% in the United States and Asia Pacific, respectively. As indicated above, annual flat sheet design capacity is based on management’s estimates. No accepted industry standard exists for the calculation of our fibre cement manufacturing facility design and utilisation capacities.

We are expanding production capacity in anticipation of the continued improvement of the operating environment and we expect to incur significant capital expenditures in fiscal year 2014 and beyond to meet anticipated demand increases in major markets. Once the Fontana, California and Carole Park, Queensland capacity expansions are complete, our annual flat sheet design capacity will increase by 2% to 3,460 mmsf and 9% to 570 mmsf in the United States and Asia Pacific, respectively. See “Capital Expenditures” below.

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
Plant City, Florida Pulaski, Virginia
Reno, Nevada Tacoma, Washington Waxahachie, Texas

United States – Plants Suspended
Blandon, Pennsylvania[1] Fontana, California[2]
Summerville, South Carolina[2]

Asia Pacific
Australia
Sydney, New South Wales (Rosehill)
Brisbane, Queensland (Carole Park)[3]
New Zealand
Auckland
The Philippines
Manila

Fibre Reinforced Concrete Pipes
Australia
Brisbane, Queensland (Meeandah)[3]

James Hardie FY 2013 20-F	16

[1]	We suspended production at our Blandon, Pennsylvania plant in November 2007 and in the fourth quarter of fiscal year 2013 we announced that we will not re-open the plant.

[2]

We suspended production at our Fontana, California and Summerville, South Carolina plants in December 2008 and November 2008, respectively. In fiscal year 2013, we announced that we were spending US$34 million to refurbish and reconfigure the Fontana plant, which is scheduled to reopen early calendar year 2014.

[3]

There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns. As announced in May 2013, we have purchased the land and buildings at the Carole Park facility and are expanding production capacity at this plant.

While the same basic process is used to manufacture fibre cement building products at each facility, plants are designed to produce the appropriate mix of products to meet each geographic market’s specific, projected needs. The facilities were constructed and are operated so production can be efficiently adjusted in response to increased consumer demand by increasing production capacity utilisation, enhancing the economies of scale or adding additional lines to existing facilities, or making corresponding reductions in production capacity in response to weaker demand.

Except for the Waxahachie, Texas facility, we own all of our fibre cement manufacturing facilities located in the United States. The lease for the Waxahachie, Texas facility expires on 31 March 2020, at which time we have an option to purchase the facility.

Two of our three Australian fibre cement manufacturing facilities (Rosehill, Sydney and Meeandah, Brisbane) are leased by us. The Rosehill lease expires on 23 March 2016, with an option to renew the lease for two further terms of 10 years expiring in March 2036. The Meeandah lease expires on 23 March 2019, and contains options to renew for two further terms of 10 years expiring in March 2039. As previously announced, in May 2013 we entered into an agreement to purchase the remaining Australian fibre cement manufacturing facility (Carole Park, Brisbane) as part of our Australian manufacturing capacity expansion. Our one New Zealand fibre cement manufacturing facility is leased by us. The lease for our New Zealand facility expires on 22 March 2016, at which time we have an option to renew the lease for two further terms of 10 years expiring in March 2036. There is no purchase option available under our leases related to our Australian and New Zealand facilities.

The land on which our Philippines fibre cement plant is located is owned by Ajempa Holding inc (“Ajempa”), a related party. Ajempa is 40% owned by James Hardie Philippines operating entity and 60% owned by the James Hardie Philippines Retirement fund. The James Hardie operating entity owns 100% of the fixed assets on the land owned by Ajempa.

Mines

We lease silica quartz mine sites in Tacoma, Washington, Reno, Nevada and Victorville, California. The lease for our quartz mine in Tacoma, Washington expires in February 2014 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2014 (with options to renew or purchase). The lease for our silica mine site in Victorville, California expires in June, 2015. Further, we own rights to an additional property in Victorville, California, however, as of 31 May 2013, we have not begun to mine this site.

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the Securities and Exchange Commission implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2013, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act.

James Hardie FY 2013 20-F	17

Capital Expenditures

The following table sets forth our capital expenditures for each year in the three-year period ended 31 March 2013.

	Fiscal Years Ended 31 March
	2013	2012	2011
	(Millions of US dollars)

USA and Europe Fibre Cement	$43.2	$26.7	$39.5
Asia Pacific Fibre Cement	10.7	6.7	9.9
Research and Development and Corporate	7.2	2.4	0.9

Total Capital Expenditures	$61.1	$35.8	$50.3

The Company did not have any material divestitures in the fiscal years ended 31 March 2013, 2012 and 2011.

The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fibre Cement segment include:

—	enhancement of trim capability at our Peru, Illinois plant for US$3.6 million in fiscal year 2011;

—	commencement of a new finishing capability on an existing product line in fiscal year 2009. As of 31 March 2013, we have incurred US$23.9 million related to this project;

—	commencement of expenditures to enhance environmental compliance at our plants in fiscal year 2011. As of 31 March 2013, we have incurred US$13.3 million related to this project;

—	an upgrade of our supply chain management IT systems for US$4.3 million through fiscal year 2013;

—	a new finishing line at our Cleburne plant for US$6.1 million which was primarily incurred in fiscal year 2011;

—	commencement of reconfiguration and re-commissioning of our Fontana, California plant in fiscal year 2013. As of 31 March 2013, we have incurred US$4.1 million related to this project;

—	re-commissioning and upgrade of our Waxahachie, Texas plant for US$5.0 million in fiscal year 2013;

—	expansion of a warehouse facility at our Pulaski, Virginia plant. As of March 2013, we have incurred US$3.3 million related to this project;

—	installation of new packaging technology at our Pulaski, Virginia plant. As of 31 March 2013, we have incurred US$2.8 million related to this project;

—	recommissioning and upgrade of a proprietary raw material manufacturing plant in Fontana, California for US$1.8 million in fiscal year 2013; and

—	construction of a new warehouse facility at our Cleburne, Texas plant. As of 31 March 2013, we have incurred US$2.8 million related to this project.

James Hardie FY 2013 20-F	18

In our Asia Pacific Fibre Cement segment, significant capital expenditures in the last three years include the installation of a new ball mill at our Carole Park plant in Australia in fiscal year 2013. As of 31 March 2013, we have incurred US$2.5 million related to this project.

In our Research and Development segment, we purchased and fitted out a building for our new research and development facility in Naperville, Illinois for US$4.8 million in fiscal year 2013.

We currently expect to spend approximately US$150.0 million in fiscal year 2014 for capital expenditures, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies. Part of the expected amount of spending in fiscal year 2014 includes additional capital expenditures on projects that were in progress during fiscal year 2013, including US$29.9 million related to the reconfiguring and re-commissioning of our Fontana, California plant, which is expected to reopen in calendar year 2014; and the recommissioning of idled production assets at a number of our other US plants.

In May 2013, we purchased the land and buildings at our existing Carole Park, Brisbane manufacturing facility. In addition, we plan to construct new manufacturing capacity on the site. We expect to incur A$89.0 million over a two-year period, with construction of the new manufacturing capacity commencing at the end of the first quarter of calendar year 2014. Production facilities are projected to be fully operational in the first half of calendar year 2015. We expect that this capital expenditure will allow us to service expected increases in demand for products and also enable incremental capacity expansions in the Asia Pacific Fibre Cement segment at low capital costs in the medium term, if required to meet future market demand. Production of building materials at our Rosehill plant in Sydney and of pipes at our Meeandah, Brisbane site will continue.

We expect to fund our capital expenditures through a combination of existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

Competitive pressures and market developments could require further increases in capital expenditures. Our financing for these capital expenditures is expected to come from cash from our future operations and from external debt to the extent that cash from operations does not cover our capital expenditures.

James Hardie FY 2013 20-F	19

GROUP MANAGEMENT TEAM

Our management is overseen by a Group Management Team (“GMT”), whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal.

Members of the GMT as at 31 May 2013 (in alphabetical order) are:

Joe Blasko BSc, JD

General Counsel

Age 46

Joe Blasko joined James Hardie as General Counsel in June 2011. Mr Blasko reports to the Company’s Chief Executive Officer (“CEO”).

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

Age 63

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

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

James Hardie FY 2013 20-F	20

Mark Fisher BSc, MBA

Executive General Manager — International

Age 42

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

In January 2010, he was appointed Executive General Manager – International, responsible for research and development, engineering and the Company’s non-US businesses.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California.

Louis Gries BSc, MBA

Chief Executive Officer

Age 59

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc in December 1993. Mr Gries became Executive Vice President — Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005.

In April 2012, the Company announced that effective 30 June 2012, Mr Gries would again assume responsibility for managing the US business.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois and an MBA from California State University, Long Beach, California.

James Hardie FY 2013 20-F	21

Sean O’Sullivan BA, MBA

Vice President — Investor & Media Relations

Age 48

Sean O’Sullivan joined James Hardie as Vice President — Investor & Media Relations in December 2008. For the eight years prior to joining James Hardie, Mr O’Sullivan was Head of Investor Relations at St. George Bank, where he established and led the investor relations function.

Mr O’Sullivan’s background includes thirteen years as a fund manager for GIO Asset Management, responsible for domestic and global investments. During this period, he spent time on secondment with a McKinsey and Co. taskforce that completed a major study into the Australian financial services industry. Mr O’Sullivan’s final position at GIO was General Manager of Diversified Investments where his responsibilities included determining the asset allocation for over A$10 billion in funds under management. After leaving GIO, Mr O’Sullivan worked for Westpac Banking Corporation in funds management sales.

Mr O’Sullivan has a Bachelor of Arts in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.

James Hardie FY 2013 20-F	22

BOARD OF DIRECTORS

James Hardie’s directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Michael Hammes BS, MBA

Age 71

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

Directorships of listed companies in the past five years: Current – Director of Navistar International Corporation (since 1996) and Director of DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2011

Term expires: August 2014

Donald McGauchie AO

Age 63

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2010) of Australian Agricultural Company Limited; Chairman (since 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009). Former - Chairman of Telstra Corporation Limited (2004-2009).

Other: Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

James Hardie FY 2013 20-F	23

Last elected: August 2010

Term expires: August 2013

Brian Anderson BS, MBA, CPA

Age 62

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

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

Other: Resident of the United States.

Last elected: August 2012

Term expires: August 2015

David Dilger CBE, BA, FCA

Age 56

David Dilger was appointed as an independent Non-Executive Director of James Hardie in September 2009. He is a member of the Audit Committee and Remuneration Committee.

Experience: Mr Dilger has substantial experience in multinational manufacturing operations and a strong finance background. He has held a number of senior executive positions, including CEO of Greencore Group plc (1995-2008), CEO of Food Industries plc (1988-1991) and Chief Financial Officer of Woodchester

Investments (1984-1988). He serves on the Boards of a number of private companies (Sonoma Valley Limited and Java Republic Limited as well as the Irish Advisory Board of Ecclesiastical Insurance plc).

Directorships of listed companies in the past five years: Former – Non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director (2007-2009).

Other: Former Chairman of Dublin Airport Authority plc (2009-2011); resident of Ireland.

Last elected: August 2010

Term expires: August 2013

James Hardie FY 2013 20-F	24

David Harrison BA, MBA, CMA

Age 66

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

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

Directorships of listed companies in the past five years: Current – Director National Oilwell Varco (since 2003); Former – Director Navistar International Corporation (2007-2012).

Other: Resident of the United States.

Last elected: August 2010

Term expires: August 2013

Alison Littley BA, FCIPS

Age 51

Alison Littley was appointed as an independent Non-Executive Director of James Hardie in February 2012. She is a member of the Audit Committee.

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

Other: Resident of the United Kingdom.

Last elected: August 2012

Term expires: August 2015

James Hardie FY 2013 20-F	25

James Osborne BA Hons, LLB

Age 64

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Nominating and Governance Committee.

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

Other: Chairman, Eason & Son Ltd (since August 2010), Chairman, Centric Health (since 2006); Chairman, Monaghan Mushrooms (since 2012); resident of Ireland.

Last elected: August 2012

Term expires: August 2015

Rudolf van der Meer M.Ch.Eng

Age 68

Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Nominating and Governance Committee.

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

Other: Former Chairman of the Board of Energie Beheer Nederland B.V. (2006—2013); Chairman of the Supervisory Board of VGZ Health Insurance (since May 2011); resident of The Netherlands.

Last elected: August 2011

Term expires: August 2014

James Hardie FY 2013 20-F	26

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

James Hardie FY 2013 20-F	27

REMUNERATION REPORT

This Remuneration Report explains James Hardie’s executive remuneration framework, and has been adopted by the Board on the recommendation of the Remuneration Committee.

The Company is not required to produce a remuneration report or to submit it to shareholders under Irish or Australian rules or regulations. However, taking into consideration its large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This document reports on the Company’s remuneration policies and practices in fiscal year 2013 and also voluntarily includes an outline of the key changes for fiscal year 2014. Further details of these changes are set out in the 2013 Notice of Annual General Meeting (“AGM”).

During fiscal year 2013 the Remuneration Committee retained Aon Hewitt (in the US) and Guerdon Associates (in Australia) as its independent advisers.

1. APPROACH TO SENIOR EXECUTIVE REMUNERATION

1.1 Remuneration Philosophy

James Hardie’s remuneration philosophy is to provide competitive remuneration, compared to US peer group companies exposed to the US housing market. Within this philosophy, the executive remuneration framework emphasises operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders. The underlying policy of the executive remuneration framework is pay-for-performance. Remuneration received is aligned with performance achieved.

1.2 Composition of Remuneration Packages

Remuneration packages for senior executives reflect this remuneration philosophy and comprise:

—	fixed pay and benefits (“Fixed Remuneration”); and

—	variable performance pay (“Variable Remuneration”).

Variable Remuneration is based on both:

—	short-term incentives (“STI”); and

—	long-term incentives (“LTI”).

The Company’s policy is to position senior executive Fixed Remuneration at the market median and total target direct remuneration (comprising Fixed Remuneration and target Variable Remuneration) at the market 75th percentile if stretch short and long-term target performance goals are met.

Performance goals for target Variable Remuneration are set with the expectation that the Company will deliver results in the top quartile of its listed, US peer group companies. Performance below this level will result in Variable Remuneration payments below target (and potentially zero for poor performance). Performance above this level will result in Variable Remuneration payments above target.

James Hardie FY 2013 20-F	28

1.3 Setting Remuneration Packages

Remuneration decisions are based on the executive remuneration framework described in this Remuneration Report. The Remuneration Committee reviews and the Board approves this framework each year.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration for senior executives. As the Company’s main business and all of its senior executives are in the US, the peer group comprises US listed companies exposed to the US housing market. This same peer group is also used to determine relative performance for the year’s LTI equity grants.

Remuneration packages for senior executives are evaluated each year to make sure that they continue to achieve the Company’s philosophy and are competitive with their US peer group and developments in the market. In making individual decisions, the Remuneration Committee takes into account:

—	the senior executive’s responsibilities and performance; and

—	the results of an annual remuneration positioning review provided by the Remuneration Committee’s independent advisor.

All aspects of the remuneration of the CEO and CFO are made by the Remuneration Committee and ratified by the Board. All aspects of the remuneration of the remaining senior executives are made by the Remuneration Committee on the recommendation of the CEO.

1.4 Senior Executives in fiscal year 2013

The Company’s senior executives in fiscal year 2013 were:

—	Louis Gries, Chief Executive Officer

—	Joe Blasko, General Counsel

—	Russell Chenu, Chief Financial Officer

—	Mark Fisher, Executive General Manager – International

Nigel Rigby, Executive General Manager – US, was a senior executive until his separation from the Company on 30 June 2012.

The executive remuneration framework described in this report also applies to the US Management Team, whose members work with the senior executives to manage the US business.

James Hardie FY 2013 20-F	29

2. FISCAL YEAR 2013 COMPANY PERFORMANCE AND LINK WITH REMUNERATION POLICY

2.1 Actual Performance

The Company’s five-year EBIT and net income, and five-year A$ total shareholder return (including dividends and capital returns) mapped against changes in US housing starts are shown in the graphs below:

EBIT[1] (Millions of US dollars) [1] Excludes asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses.	Net Income[2] (Millions of US dollars) [2] Excludes asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments

Readers are referred to Section 4, “Glossary of Abbreviations and Definitions” which includes the reconciliation of adjusted EBIT and adjusted Net Operating Profit to the respective US GAAP equivalent measurements.

2.2 Market Conditions and Company Performance

The Company’s executive remuneration framework provides a link between Company and individual performance and the Variable Remuneration received by senior executives.

Operating conditions in the US residential housing market improved during fiscal year 2013. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were 565,900 for fiscal year 2013, 27% above the prior year. Further, according to the National Association of Home Builders (“NAHB”), repair and remodel activity also increased slightly during fiscal year 2013.

Overall group operating earnings for fiscal year 2013 were stable compared to the prior year, reflecting stronger performance by our USA and Europe Fibre Cement segment, largely due to improved

James Hardie FY 2013 20-F	30

conditions in the US housing market, partially offset by lower contributed earnings in our Asia Pacific business. The Company expects that the improvement in the US operating environment reflects a sustainable recovery in the US housing market, although the recovery is expected to occur over a protracted period. In anticipation of the ongoing recovery, during the year the Company funded capacity expansions and initiatives to support market and organisational development in the US.

Sales volume in the US business increased 12% over the prior year. However, increased spending on these capacity increases as well as the market and organisational initiatives, along with the weaker Asia Pacific business result, constrained the impact of the strong USA and Europe Fibre Cement segment top line performance on the overall profitability of the Company.

2.3 Performance Linkage with Remuneration Policy

The Company sets performance goals and Variable Remuneration in the expectation that the Company will perform at or above a level equivalent to the 75th percentile of the Company’s peer group. This approach supports the Company’s growth aspirations and provides appropriate alignment with shareholders. This means that even in years where shareholders have benefited from substantial share price growth, as they did during fiscal year 2013, senior executives may receive STI or LTI outcomes that are below target.

During its annual review, the Remuneration Committee assessed the Company’s performance in fiscal year 2013 against the background of the gradual recovery in the US and the slight downturn in Australian markets. This review included reviewing fiscal year 2013 performance against:

—	the Company’s historical performance;

—	the Company’s peer group;

—	the goals in the Company’s Variable Remuneration STI and LTI plans; and

—	the Scorecard, or key objectives and measures the Board expects to see achieved (“the Scorecard”).

Based on that review, the Board and Remuneration Committee concluded that management’s performance in fiscal year 2013:

—

was below target and fiscal year 2012 on earnings measures and slightly above target on growth measures, resulting in STI Variable Remuneration outcomes being substantially below both target for fiscal year 2013 and amounts paid for fiscal year 2012; and

—

was (taken together with performance in fiscal years 2011 and 2012) superior to the 75th percentile of its peer group of companies on long-term measures, such as those set out in the Scorecard, resulting in LTI Variable Remuneration being above target for fiscal years 2011-2013, although lower than performance in fiscal years 2010-2012.

More details about this assessment, including the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives is set out in Section 3 of this Remuneration Report below.

James Hardie FY 2013 20-F	31

3. DESCRIPTION OF COMPANY’S REMUNERATION ARRANGEMENTS

This section describes the Company’s remuneration arrangements applying in fiscal year 2013.

3.1 Overview of Variable Remuneration

The Company’s Variable Remuneration incentive plans for senior executives in fiscal year 2013 were:

Duration	Plan Name	Amount	Form Incentive Paid
Short-term (1 year)	Individual Performance Plan (“IP Plan”)	20% of STI Target	Cash
	Executive Incentive Plan (“EIP Plan”)	80% of STI Target	Cash

Long-term (3-5 years)	Long Term Incentive Plan (“LTIP”)	40% of LTI Target	Return on Capital Employed (“ROCE”) Restricted Stock Units (“RSUs”)
		30% of LTI Target	Relative Total Shareholder Return (“TSR”) RSUs
		30% of LTI Target	Scorecard LTI (cash)

3.2 Short-Term Incentive Variable Remuneration

3.2.1 Overview of Short-Term Incentives

Each year, the Remuneration Committee approves a STI target for all senior executives, which is expressed as a percentage of base salary. The STI target is allocated between corporate goals (under the EIP Plan) and individual goals (under the IP Plan). There was no change to STI targets for senior executives in fiscal year 2013:

Position	STI target as % of base salary	% of STI target allocated to corporate goals	% of STI target allocated to individual goals
Chief Executive Officer	125%	80%	20%
Chief Financial Officer	33%	0%	100%
Other senior executives	45-65%	80%	20%

3.2.2 Corporate Short Term Incentives – Executive Incentive Plan

Each year, the Remuneration Committee approves a series of ‘Payout Matrices’ for the US and Asia Pacific segments which provide a range of possible STI payouts depending on the Company’s performance against performance hurdles which assess growth above market (“Growth Measure”) and earnings (“Return Measure”).

Each senior executive (other than the CFO) can receive between 0% and 300% of their STI target allocated to corporate goals under the EIP Plan based on the blended Payout Matrix results for the US and Asia Pacific segments.

James Hardie FY 2013 20-F	32

The Company uses two performance hurdles in the Payout Matrices to ensure that as management increases its top line growth focus, it does not do so at the expense of short- to medium-term returns. Management is encouraged to balance growth and earnings returns since achievement of strong rewards requires management to generate both strong earnings and growth above market. Higher returns on one measure at the expense of the other measure may result in a lower reward or no reward at all.

The Remuneration Committee believes that the STI Plan Payout Matrices are appropriate because they:

—	provide management with an incentive to achieve overall corporate goals;

—	balance growth with returns;

—	recognise the need to flexibly respond to strategic opportunities depending on our markets’ ability to recover from the currently prevailing uncertain economic environment;

—	incorporate indexing for factors beyond management’s control; and

—	incorporate Remuneration Committee discretion to ensure appropriate outcomes.

From fiscal year 2013, the Remuneration Committee also determined that the following adjustment would be made to the Growth Measure of the US Payout Matrix based on the Company’s performance against market tracking data from the largest participants in the ‘wood-look’ products market (collectively, the “Wood-Aesthetic Market Index” or “WMI”):

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

The purpose of this amendment was to further focus management on increasing the Company’s share of the exterior cladding market at the expense of ‘wood-look’ competitors, which is one of the Company’s key strategies and, if successfully implemented, will create substantial value for shareholders.

To ensure that the Payout Matrices represent genuinely challenging targets aligned with the Company’s executive remuneration philosophy, particularly in light of the gradual recovery in the US housing market, the Growth Measure and Return Measure are indexed to take into account changes in the US and Australian new housing starts, the US repair and remodel market and pulp prices. The targets for the Return Measure exclude costs related to legacy issues (including the impact of asbestos, ASIC proceedings, certain asset impairment charges and New Zealand product liability expenses) as well as the impact of exchange rate movements on the translation of earnings. The Remuneration Committee has reserved for itself discretion to change the STI paid on the basis of the Payout Matrices, and examples of instances when the Remuneration Committee would consider exercising this discretion include external factors outside of management’s control and the impact of a management decision specifically endorsed by the Board. The Remuneration Committee will disclose the reasons for any such exercise of discretion in that year’s Remuneration Report.

James Hardie FY 2013 20-F	33

The Company does not disclose the Growth Measure and Return Measure targets since these are commercial in confidence. However, achieving a target payment for fiscal year 2013 would have required performance in excess of the average of the performance for the previous three years on both the Growth Measure and the Return Measure.

3.2.3 Individual Short Term Incentives—Individual Performance Plan

Each year, the Remuneration Committee approves a series of one-year STI goals which are used to assess the performance of senior executives. These include one-year achievement towards the three-year Scorecard goals as well as more specific STI one-year goals.

A senior executive can receive between 0% and 150% of their STI target allocated to individual goals under the IP Plan based on the Remuneration Committee’s assessment of their contribution towards the Company’s achievements on those one-year STI goals.

The Remuneration Committee believes that the IP Plan is appropriate because it links financial rewards to the senior executive’s achievement of specific objectives that have benefited the Company and contributed to shareholder value and are not directly captured by the corporate component of the STI.

Board and Remuneration Committee assessment of management performance under STI Plans and for Fiscal Year 2013

The Company’s results and the subsequent STI payouts for fiscal year 2013 were below STI target and fiscal year 2013 as a result of:

—

the US business performing slightly above target on the Growth Measure (which requires performance well above market), due to strong category and market share growth. This included exceeding volume growth of the other fibre cement manufacturers, vinyl and engineered wood, resulting in the activation of a 0.2x ‘exterior kicker’ to the Growth Measure;

—

the US business performing substantially below the Return Measure due to lower average net sales price, higher manufacturing costs, an unfavourable shift in product mix and increased organisational costs to enhance capability in anticipation of an improved operating environment in the US;

—

Asia Pacific performing slightly below target on the Growth Measure, due to the Australia business achieving growth above its target in a declining market and the New Zealand and Philippines businesses achieving growth above market but below their respective targets; and

—

Asia Pacific performing below target on the Return and Growth Measures, due to lower returns in Australia and the Philippines business failing to offset improvements in the New Zealand business as a result of a competitive operating environment.

James Hardie FY 2013 20-F	34

In fiscal year 2013, after reviewing the charges for each individual plant, the Remuneration Committee exercised its discretion to exclude US$20.3 million of asset impairment and related charges across the Company’s Fontana, Waxahachie, Summerville, Blandon, Peru and Cleburne plants from the Return Measure on the STI Plan Payout Matrices for the US business, for the following reasons:

—

the Fontana, Waxahachie and Summerville charges related to work to re-commission idle assets at these plants in response to improving market demand to allow the Company to more cost-effectively pursue growth in key markets in a manner which is value accretive relative to operating the existing outdated assets at those plants. The Board and Remuneration Committee consider that management should not be disincentivised from such activities, which are clearly in the best interests of shareholders;

—

the Blandon charges are a result of an appraisal that was performed in fiscal year 2013. The plant was idled in late 2007 during the housing downturn and during fiscal year 2013 management determined that the plant will not be re-opened; and has proposed the sale of the land and buildings at the Company’s Blandon plant;

—

the Peru charges relate to a prototype production line which was replaced by other lines with superior production capacity and economics and idled in fiscal year 2007, and which management now considers is unlikely to generate sufficient returns compared to existing and planned alternative capacity to support its carrying value; and

—	the Cleburne expenses are asset impairment related charges and are as a result of the obsolescence and disposal of equipment and related spare parts.

The percentage of the maximum STI Variable Remuneration awarded to or forfeited by senior executives for (individual and corporate) performance in fiscal year 2013 compared to fiscal year 2012 was:

	Cash STI[1]
	Awarded %	Forfeited %

L Gries
Fiscal Year 2013	20	80
Fiscal Year 2012	56	44

J Blasko
Fiscal Year 2013	25	75
Fiscal Year 2012	56	44

R Chenu
Fiscal Year 2013	75	25
Fiscal Year 2012	100	-

M Fisher
Fiscal Year 2013	22	78
Fiscal Year 2012	58	42

N Rigby
Fiscal Year 2013	-	100
Fiscal Year 2012	56	44

[1]

Awarded = % of fiscal year 2012 or 2013 Cash STI maximum actually paid. Forfeited = % of fiscal year 2012 or 2013 Cash STI maximum foregone. STI amounts were paid in cash under the Executive Incentive Program and IP Plan.

James Hardie FY 2013 20-F	35

3.2.4 Historical performance- Hybrid RSUs

Board and Remuneration Committee assessment of management performance under Hybrid RSU/Executive Incentive Plans for Fiscal Years 2011-2013

In June 2011, the Company granted Hybrid RSUs to senior executives on the basis of management’s performance against EBIT goals in fiscal year 2011. During fiscal year 2013, Hybrid RSUs, which are treated as STI transferred to LTI, vested. The Remuneration Committee reserved to itself the discretion to review fiscal year 2011 performance with the benefit of another two years’ trading and assess whether those results were obtained at the expense of long term sustainability. Senior executives were granted 61,363 Hybrid RSUs, a grant equivalent to 25% of target (and 8% of maximum) Variable Remuneration allocated to the Hybrid RSUs. The Remuneration Committee reviewed the Company’s performance in fiscal years 2012 and 2013 as part of the fiscal years 2011-2013 Scorecard LTI assessment, and determined that it would not apply any negative discretion in respect of these grants.

3.3 Description of LTI Variable Remuneration

3.3.1 Overview of Long-Term Incentives

Each year, the Remuneration Committee approves a LTI target for all senior executives. The LTI target is allocated between three separate components to ensure that senior executive performance is assessed based on a wide range of factors:

—	40% to ROCE—an indicator of growth in the value of the Company’s capital efficiency over time;

—	30% to TSR RSUs—an indicator of the Company’s performance relative to its US peers; and

—	30% to Scorecard LTI—an indicator of each senior executive’s contribution to the Company achieving its long-term strategic goals.

The LTI target amounts for the senior executives in fiscal year 2013 were:

Position	LTI target
Chief Executive Officer	US$	3.1 million
Other senior executives	US$	250,000-US$350,000

3.3.2	ROCE RSUs (40% of target LTI)

The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs are an appropriate component of the LTI Plan because they:

—	allow the Remuneration Committee to replace the interim one-year metrics previously used during the US housing downturn with three-year financial metrics;

—	tie the reward’s value to share price which provides alignment with shareholder interests;

—	ensure that the Company earns appropriate returns on the additional capital it spends in response to the improvement in the US housing market; and

James Hardie FY 2013 20-F	36

—	allow the Remuneration Committee to disregard items impacting ROCE (both positive and negative) where those items are beyond management’s direct influence and control.

In addition, a continuation of the Company’s strong ROCE performance will create shareholder value.

The maximum payout for the ROCE RSUs is 200% of target LTI. This is a reduction from the 300% maximum payout for the Hybrid RSUs which the ROCE RSUs replaced in fiscal year 2013. However, given the challenging ROCE targets and the existence of negative discretion for the Remuneration Committee based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard, the Remuneration Committee expects that vesting of ROCE RSUs is unlikely to be higher than target (ie 50% vesting) in most years.

ROCE is determined by dividing EBIT by Capital Employed.

EBIT will be earnings before interest and taxation as reported in the Company’s financial results, adjusted by:

—

deducting the earnings impact of legacy issues (such as asbestos adjustments, including foreign exchange impact on the Company’s asbestos provision, New Zealand product liability expenses and ASIC expenses);

—	deducting leasehold expenses, since potential upcoming changes in international accounting standards could cause significant volatility in this component; and

—

adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of the Company’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company’s EBIT for the purposes of measuring ROCE performance.

Capital Employed will start with net working capital and fixed assets (net of accumulated depreciation), which already excludes legacy issue-related items such as asbestos-related assets and liabilities, as reported in the Company’s financial results, adjusted by:

—	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Capital Employed with the determination of EBIT;

—

adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company’s capital base employed in income generation; and

—

deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

The resulting Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed through a year rather than at a certain point in time.

James Hardie FY 2013 20-F	37

ROCE goals for the ROCE RSUs are based on historical results and take into account the expected impact of the recovery in the US housing market on EBIT and Capital Employed. Achievement in order to receive awards at LTI target (ie 50% vesting) will require improvement on the average of the performance of the Company for fiscal years 2010 to 2012 (after indexing for market improvements). The ROCE result in fiscal year 2013 was 18.0%

The goals for ROCE RSUs granted in fiscal year 2013 (for performance in fiscal years 2013 to 2015) were:

ROCE	% of ROCE RSUs vested
< 18.5%	0%
>18.5%, but < 19.5%	25%
>19.5%, but < 20.5%	50%
>20.5%, but < 21.5%	75%
>21.5%	100%

At the conclusion of this three-year performance period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received following vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest.

3.3.3	Relative TSR RSUs (30% of target LTI)

The Remuneration Committee believes that Relative TSR RSUs are an appropriate component of the LTI Plan because they provide alignment with shareholders—even if macro conditions create substantial shareholder value, senior executives will only receive payouts if the total shareholder return of the Company’s shares exceeds a specified percentage of the Company’s peer group over a performance period.

The Company has used Relative TSR RSUs in its LTI Plan for some years. The Remuneration Committee made the following changes to the Relative TSR RSUs in fiscal year 2013:

—	decreased the maximum payout from 300% of target LTI to 200%;

—	shifted the payout schedule to commence payouts at the 40th percentile and provide maximum payouts at the 80th percentile; and

—	removed three companies from the peer group (since they had been excluded from the peer group used for benchmarking purposes).

Total shareholder return measures changes in the share price of the Company and its peer group and assumes all dividends and capital returns are reinvested when paid.

The peer group for Relative TSR RSUs consists of the same peer group of companies exposed to the US housing market which the Company uses for compensation benchmarking purposes. The Remuneration Committee believes that US companies form a more appropriate peer group than ASX-listed companies as they are exposed to the same macro factors in the US housing market as the Company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 8 of this Remuneration Report.

James Hardie FY 2013 20-F	38

The Company’s relative TSR performance will be measured against the peer group over a three- to five-year period from grant date, with testing after the third year, and then every six months until the end of year five. To eliminate the impact of short-term price changes, the starting point and each test date are measured using an average 20 day closing price.

Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<40th Percentile	0%
40th – 79th Percentile	Sliding Scale
>80th Percentile	100%

The Remuneration Committee considered whether to retain re-testing in fiscal year 2013, given some investors prefer a single test for relative performance measures. The Remuneration Committee concluded that, given that the Company will incur the same accounting expense irrespective of the vesting outcome, retaining Relative TSR RSUs is more effective from a cost-benefit perspective. However, the number of re-tests will be reduced for TSR grants made in fiscal year 2014. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year.

3.3.4 Scorecard LTI (30% of target LTI)

The Remuneration Committee believes that the Scorecard LTI is an appropriate component of its LTI Plan because it:

—

allows the Remuneration Committee to set and reward executives on a balance of longer-term financial, strategic, business, customer and organisational development goals which it believes are important contributors to long-term creation of shareholder value;

—	ties the reward’s value to the Company’s share price over the medium-term; and

—

allows flexibility to apply rewards across different countries, while providing executives with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the other components of the LTI Plan) as payment is in cash.

Each year, the Remuneration Committee approves a number of key management objectives, including for individual senior executives, and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. The Remuneration Committee monitors progress against the Scorecard twice each year. At the end of the three-year period, the Remuneration Committee assesses the Company’s performance on each key objective and each individual senior executive’s contribution to those achievements (with scores between 0 and 100) (and the Board reviews that assessment). Senior executives may receive different ratings depending on the contribution they have made during the three-year period. Although most of the objectives in the Scorecard have quantitative targets, the Company considers some of the targets to be commercial-in-confidence.

James Hardie FY 2013 20-F	39

The Company has used Scorecard LTI in its LTI Plan for some years. Since the Company’s three-year priorities change from year to year, the Remuneration Committee expects that changes will be made to the Scorecard goals from time to time. The following changes to the Scorecard LTI goals were made for fiscal year 2013:

Goal	Change	Reasons
Primary demand growth	Supplemented to include growth against ‘wood-look’ products.	To provide greater focus on the market segments where the Company can increase fibre cement’s share of the market.
Product Mix Shift	No change to the objective. But as the Company develops new differentiated products, measurement of this goal will include those products.	Product mix shift is a key part of the Company’s product leadership through creating new differentiated value-added products.
Managing during the Economic Crisis	Replaced with a new goal ‘Positioning the Company for potential recovery’.	Moving the Company to a more appropriate financial leverage and being ready to grow as the US housing market recovers.
Legacy Issues	Removed.	Most of the Company’s legacy issues which existed in FY2004 or which subsequently have been addressed or resolved.

No specific weighting has been applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The Scorecard can only be applied by the Board to exercise negative discretion (ie, to reduce the amount of Scorecard LTI that will ultimately vest). It cannot be applied to enhance the maximum reward that can be received.

The amount received by senior executives is based on both the Company’s share price performance over the three years from the grant date and the senior executive’s Scorecard rating. At the start of the three-year performance period, the Company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI at that time (based on a 20 working day closing average). Depending on the senior executive’s rating (between 0 and 100), between 0% and 100% of the senior executive’s Scorecard LTI awards will vest at the end of the three-year performance period. Each senior executive will receive a cash payment based on the Company’s share price at the end of the period (based on a 20 working day closing average) multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accordance with their Scorecard rating.

Further details related to the Scorecard for fiscal year 2013, including the method of measurement, historical performance against the proposed measures and the Board’s expectations, were previously set out in the 2012 AGM Notice of Meeting. An assessment of the Company’s Scorecard performance for fiscal years 2011-2013 is set out below. The Company will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2013-2015 at the conclusion of fiscal year 2015.

Board and Remuneration Committee assessment of management performance under Scorecard LTI for Fiscal Years 2011-2013

The Remuneration Committee’s review of the Company’s performance over fiscal years 2011-2013 against the Scorecard objectives, and the contribution of individual senior executives, resulted in senior

James Hardie FY 2013 20-F	40

executives receiving a weighted average Scorecard rating of 50% (from a range of 50% to 55%). Although these ratings resulted in outcomes above target in respect of fiscal years 2011-2013, the amount of reward is lower than in respect of fiscal years 2010-2012, where the weighted average Scorecard rating was 61% (from a range of 50% to 83%).

The Remuneration Committee’s assessment of the Company’s performance over the fiscal years 2011-2013 based on the Scorecard objectives as determined in mid-2010 is:

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
US Primary Demand Growth for Exteriors (“PDG”)	FY13: 6.8% FY12: 10.6%[1] FY11: (6.2)%[1] [1] Figures have been restated to reflect updated methodology calculation.	Minimum: Maintain relative to exterior market Stretch: Primary demand growth relative to exterior market	A key strategy for the Company is to maximise its market share growth/retention of the exterior cladding market for new housing and for repair & remodel segments, which it does by growing fibre cement’s share of the exterior cladding market and by maintaining the Company’s share of the fibre cement category.	Growth above stretch target achieved over three year period. Negative result in FY11 recovered and improved in FY12 and FY13.
US Product Mix Shift	Color Plus and Artisan penetration improved each year.	Board Minimum: 5% annual improvement in penetration of ColorPlus and Artisan products Stretch: 10% annual improvement in penetration of ColorPlus and Artisan products	The Company aims to maintain its leadership position across the fibre cement category of the exterior cladding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.	Performance above stretch target, although ColorPlus improvement flattened in FY13, which is being addressed by the creation of a dedicated ColorPlus organisation.
US Zero To the Landfill (“ZTL”)	Over the three years the Company made significant progress in reducing the amount of materials sent to landfill.	Minimum: 5% annual reduction of equivalent dumpsters sent to landfill Stretch: 7% annual reduction of equivalent dumpsters sent to landfill	This measure is a primary contributor to the Company’s environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (“ESG”) goals reduces risk.	Good progress throughout period. Machine utiisations now at design and reliability close to being able to support the ZTL initiative. The elimination rate slowed as savings became more difficult to find. The goal was expanded in FY11 to a broader manufacturing efficiency goal.

James Hardie FY 2013 20-F	41

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Safety	FY13: 1.57 28.9 FY12: 1.46 18.1 FY11: 1.74 18.8	No fatalities Minimum:10.4 Incident Rate (“IR”) (FY10 industry average) and 50 Severity Rate (“SR”) Stretch: 2.0 IR and 20 SR	Safety of Company employees is an essential ESG measure.	Performance generally above stretch goals throughout period. Results below 2 IR and 20 SR are now expected.
Strategic Positioning	JH Europe re-set as a growth business with expanded products and reach. Established new R&D centre to provide platform for activity to reduce reliance on fibre cement. Shaped trim and pultruded fibreglass offerings developing.	The Board expects that management will continue to diversify to provide more balance and greater profit opportunities to Company.

Developing and, as

appropriate, implementing, alternative strategic actions for sustainable growth beyond the Company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.

Progressing as planned and exceeded minimum goals.
Legacy Issues	All major legacy issues known to exist in FY10 concluded.	Minimum: Resolve or address the Dutch domicile and make substantial progress on others Stretch: Resolve or address all legacy issues	Resolution of these issues is a fundamental component of the Company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.

Performance met stretch goals. All major legacy issues concluded, largely in the Company’s favour.

Only remaining issue is conclusion of appeals of certain former directors and officers in the ASIC litigation (the Company is no longer involved in these proceedings).

James Hardie FY 2013 20-F	42

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Managing During the Economic Crisis	Good results in downturn but the transition to market recovery has not gone as forecast, with EBIT margins below target	Maintain an adequate capital structure.	With the US building materials industry experiencing a downturn unprecedented in the past 60 years, managing the Company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.	Successful progress on capital structure and refinancing. Focus during the period was also expanded to include transition to market recovery, where performance has been below Board expectations.
Talent Management/ Development	The Company continues to have a strong management team.	It is not possible to set a specific goal for this measure beyond requiring that management capability be retained and grown.	Improving management development and capability is important to the Company’s future growth.	Performance met Board expectations. Significant improvements in FY13 offset inadequate FY12 outcomes.

More detailed information on LTI Plans

More detailed information about the Company’s LTI plans, including certain information required under applicable US laws, is set out in section 8 of this Remuneration Report.

3.4 Overview of Fixed Remuneration

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

James Hardie FY 2013 20-F	43

3.4.2 Non-Cash Benefits

James Hardie’s executives may receive non-cash benefits such as a cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and an annual financial planning allowance (which includes tax return preparation assistance).

3.4.3 Retirement Plan/Superannuation

In every country in which it operates, the Company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

We sponsor a US defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The US defined contribution plan is a tax-qualified retirement and savings plan (“401(k) Plan”) covering all US employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to US$17,500 in calendar year 2013 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$255,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

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

3.5 Relative Weightings of Fixed and Variable Remuneration in 2013

The Company’s improved performance in fiscal year 2013 was reflected in an increase in the Variable Remuneration paid to senior executives in fiscal year 2013 compared to fiscal year 2012:

	Fixed Remuneration[1]	Variable Remuneration[3]
		Cash Incentive[2]	ROCE RSUs %	Scorecard LTI %	Relative TSR RSUs %	Total Variable%
L Gries Fiscal Year 2013 Fiscal Year 2012	13 12	7 18	28 12	31 29	21 29	87 88
J Blasko[4] Fiscal Year 2013 Fiscal Year 2012	36 70	9 30	19 -	22 -	14 -	64 30
R Chenu Fiscal Year 2013 Fiscal Year 2012	54 54	10 12	13 6	14 14	9 14	46 46
M Fisher Fiscal Year 2013 Fiscal Year 2012	35 30	11 24	19 8	21 19	14 19	65 70
N Rigby[5] Fiscal Year 2013 Fiscal Year 2012	100 27	- 27	- 8	- 19	- 19	- 73

James Hardie FY 2013 20-F	44

[1]	Includes SG&A expenses incurred in the year indicated for base salary, non-cash benefits, expatriate benefits, other non-recurring benefits and superannuation/pension payments.

[2]	Includes STI amounts incurred under the Executive Incentive Program and IP Plan. The cash payments for each fiscal year are paid in the June following the end of the fiscal year.

[3]	Equity components include the total value of Hybrid RSUs, ROCE RSUs, Scorecard LTI and Relative TSR RSUs granted in fiscal year 2013.

[4]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

[5]	Ceased employment 30 June 2012 and did not receive any equity award grants in fiscal year 2013.

3.6 Variable Remuneration Payable in Future Years

Details of the accounting cost of the Variable Remuneration for fiscal year 2013 that may be paid to senior executives in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards and the Company’s estimate of the Scorecard Rating to be applied to Scorecard LTI.

	Scorecard LTI¹ (US dollars)				ROCE RSUs² (US dollars)				Relative TSR RSUs³ (US dollars)
	FY2013	FY2014	FY2015	FY2016	FY2013	FY2014	FY2015	FY2016	FY2013	FY2014	FY2015	FY2016
L Gries	403,025	742,950	742,950	339,925	268,683	495,299	495,299	226,616	369,122	680,452	680,452	311,330
J Blasko	32,502	59,915	59,915	27,413	21,669	39,945	39,945	18,276	29,768	54,875	54,875	25,107
R Chenu	45,503	83,881	83,881	38,379	30,335	55,921	55,921	25,586	41,675	76,825	76,825	35,150
M Fisher	45,503	83,881	83,881	38,379	30,335	55,921	55,921	25,586	41,675	76,825	76,825	35,150
N Rigby [4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	526,533	970,627	970,627	444,096	351,022	647,086	647,086	296,064	482,240	888,977	888,977	406,737

[1]

Represents annual SG&A expense for Scorecard LTI granted in September 2012 based on the Remuneration Committee assumption of final Scorecard rating. The fair value of each award is adjusted for changes in the Company’s common stock price at each balance sheet date until the final Scorecard rating is applied in September 2015, at which time the final value is based on the Company’s share price and the senior executive’s Scorecard rating at the time of vesting.

[2]

Represents annual SG&A expense for the ROCE RSUs granted in September 2012. The fair value of each RSU is adjusted for changes in the Company’s common stock price at each balance sheet date until the Remuneration Committee exercises negative discretion and some, all or none of the awards become vested in September 2015.

[3]	Represents annual SG&A expense for the Relative TSR RSUs granted in September 2012 with fair market value estimated using the Monte Carlo option-pricing method.

[4]	Ceased employment 30 June 2012.

4. CHANGES TO REMUNERATION FOR FISCAL YEAR 2014

4.1 Overview of Remuneration for Fiscal Year 2014

The Board and the Remuneration Committee review the Company’s existing remuneration arrangements each year.

There will be no increases in the CEO’s base salary, target STI or target LTI in fiscal year 2014.

James Hardie FY 2013 20-F	45

The only change in the Company’s STI Variable Compensation plans in fiscal year 2014 is the introduction of an additional adjustment to the US STI Payout Matrix, based on the Remuneration Committee’s assessment of management’s development and implementation of specific plans for the Company’s interior products business.

The principal changes in the Company’s LTI Variable Compensation plans are as follows:

—	updating the performance hurdles required to achieve vesting of the ROCE RSUs, and indexing those hurdles for changes in housing starts and the repair and remodel market; and

—

changing the payout schedule for the Relative TSR RSUs to increase the number of shares vesting at the 40th percentile and eliminating one of the four re-tests. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year; and

—	updating the Scorecard objectives for fiscal year 2014.

The following section summarises the changes to the Executive Incentive Plan and the Scorecard LTI for fiscal year 2014.

4.2 Changes to STI Variable Compensation for Fiscal Year 2014 (Executive Incentive Plan)

The Board proposes to continue with the basic Payout Matrix approach balancing performance on the Growth Measure against performance on the Return Measure for the corporate portion of the Executive Incentive Plan described in section 3.2 of this Remuneration Report.

However, in fiscal year 2014 it will supplement the existing adjustment of up to 0.2x (up or down) based on the Company’s performance against market tracking data from the largest participants in the WMI, with a further adjustment of up to 0.2x (up or down) based on the Remuneration Committee’s assessment of management’s development and implementation of specific plans for the Company’s interior products business.

The Remuneration Committee believes that this amendment will provide specific focus on the Company’s interior products business, which is not covered by the existing Payout Matrix, which focusses on the exterior products business only.

James Hardie FY 2013 20-F	46

4.3 Changes to LTI Variable Compensation for Fiscal Year 2014

4.3.1 Scorecard LTI

The Remuneration Committee uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. These objectives change from year to year in line with the Company’s strategic priorities. The changes to the objectives for fiscal year 2014, and the reasons for those changes are set out below:

Goal	Change	Reasons
Product Mix Shift	Removed	Although this remains an important strategy for the Company and is reflected in a number of its one-year goals, the other goals are more important to the long-term value creation plans of the Company.
Talent Management/ Development	Renamed ‘Build US organisational and leadership capability in support of the Company’s growth targets’	This goal has been renamed to provide a clear link between the Company’s strategy and initiatives in this area.
Manufacturing Reset	Renamed ‘Manufacturing capacity planning and sourcing efficiency’	The goal has been renamed to reflect the substantial progress on the manufacturing reset and a broader focus on having adequate capacity and effective machine utilisation.
Effectively Manage Legacy Issues	Reinstated	New Zealand Ministry of Education representative action litigation commenced in fiscal year 2014.
Positioning the Company for potential recovery	Removed	The recovery in the US housing market means this goal can be removed.
Maintain Australia and New Zealand market position on core products and grow Scyon	Added	The Asia Pacific business is a significant contributor to the Company’s results
Australian capacity expansion	Added	This is an important component towards achieving the Company’s long-term growth plans in Australia.

The other components of the Scorecard remain unchanged.

4.3.2 ROCE RSUs and Relative TSR RSUs

James Hardie FY 2013 20-F	47

The 2013 AGM Notice of Meeting contains further details of the changes to the ROCE RSUs and Relative TSR RSUs.

5. REMUNERATION PAID TO SENIOR EXECUTIVES

5.1 Total Remuneration for Senior Executives

Details of the remuneration of the senior executives in fiscal years 2013 and 2012 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other
Name	Base Pay	Bonuses[2]	Noncash Benefits[3]	Superan- nuation and 401(k) Benefits	Ongoing Vesting[4]	Mark-to Market[5]	Relocation Allowances, Expatriate Benefits, and Other Non- recurring[6]	Total

L Gries[1]
Fiscal Year 2013	$950,966	$638,875	$92,873	$14,826	$5,066,796	$1,024,436	$63,087	$7,851,859
Fiscal Year 2012	956,825	1,959,285	106,960	14,700	4,832,467	1,469,093	104,000	9,443,330

J Blasko[7]
Fiscal Year 2013	306,577	91,693	54,401	15,817	76,641	7,297	-	552,426
Fiscal Year 2012	230,769	161,730	45,840	9,808	-	-	387,062	835,209

R Chenu
Fiscal Year 2013	930,969	225,378	86,947	87,677	658,609	92,031	103,314	2,184,925
Fiscal Year 2012	953,735	339,510	96,474	88,800	895,737	287,159	105,133	2,766,548

M Fisher
Fiscal Year 2013	452,145	174,661	42,940	15,273	683,969	104,492	-	1,473,480
Fiscal Year 2012	434,317	416,599	50,979	14,877	701,388	220,125	-	1,838,285

N Rigby [8]
Fiscal Year 2013	150,721	-	14,105	-	213,985	36,268	116,741	531,820
Fiscal Year 2012	509,711	529,939	28,469	-	734,313	171,637	-	1,974,069

Total Compensation for Senior Executives

Fiscal Year 2013	$2,791,378	$1,130,607	$291,266	$133,593	$6,700,000	$1,264,524	$283,142	$12,594,510
Fiscal Year 2012	$3,085,357	$3,407,063	$328,722	$128,185	$7,163,905	$2,148,014	$596,195	$16,857,441

[1]	L Gries base pay includes US$149,058 and US$143,325 in fiscal years 2013 and 2012, respectively, for his services on the JHI plc Board.

[2]

Includes STI amounts that were paid in cash under the Executive Incentive Program and IP Plan and over/under accruals from fiscal year 2012. Per the EIP and IP Plan, the cash payments for each fiscal year are paid in June following the end of the fiscal year.

[3]

Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, financial planning and tax services.

[4]

Includes equity award expense for grants of Scorecard LTI awards, Relative TSR RSUs, ROCE RSUs and Hybrid RSUs. Relative TSR RSUs are valued using Monte Carlo simulation method. Hybrid RSUs, ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. For Hybrid RSUs, ROCE RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2013 and 2012 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

James Hardie FY 2013 20-F	48

[5]

The amount included in this column is the equity award expense in relation to Hybrid RSUs, ROCE RSUs and Scorecard LTI resulting solely from changes in the US dollar share price during fiscal years 2013 and 2012. During fiscal year 2013, there was a 25% appreciation in the Company’s share price from US$7.99 to US$10.01.

[6]

Includes a charge to recognise gross-up and tax paid on equity vested during fiscal years 2013 and 2012 for which a portion of the vesting period was while L Gries and R Chenu were seconded to The Netherlands.

[7]	Commenced employment 13 June 2011. Received relocation allowance in lieu of fiscal year 2012 LTI grants.

[8]	Separated from the Company on 30 June 2012. Ongoing equity award expense reflects awards not lapsed or forfeited following separation. Did not receive any equity award grants in fiscal year 2013.

5.2 Equity Holdings of Senior Executives

(a) Options

Name	Grant Date[10]	Exercise Price per right (A$)	Holding at 1 April 2012	Granted	Total Value at Grant¹ (US$)	Vested	Exercised	Value at Exercise per right² (A$)	Lapsed	Value at Lapse per right[3] (AS)	Holding at 31 March 2013	Weighted Average Fair Value per right[4]
L Gries	5-Dec-03[5]	$7.0500	325,000	325,000	$338,975	325,000	(325,000)	1.3500	-	-	-	1.0430
	21-Nov-06[6]	$8.4000	415,000	415,000	$888,100	415,000	-	-	-	-	415,000	2.1400
	21-Nov-06[6]	$8.4000	228,600	381,000	$1,131,570	228,600	-	-	-	-	228,600	2.9700
	29-Aug-07[6]	$7.8300	445,000	445,000	$965,650	445,000	-	-	-	-	445,000	2.1700
	29-Aug-07[6]	$7.8300	437,000	437,000	$1,302,260	364,458	-	-	(72,542)	-	364,458	2.9800
J Blasko	-	-	-	-	-	-	-	-	-	-	-	-
R Chenu	22-Feb-05[5]	$6.3000	93,000	93,000	$107,973	93,000	-	-	-	-	93,000	1.1610
	21-Nov-06[6]	$8.4000	65,000	65,000	$139,100	65,000	-	-	-	-	65,000	2.1400
	21-Nov-06[6]	$8.4000	36,000	60,000	$178,200	36,000	-	-	-	-	36,000	2.9700
	29-Aug-07[6]	$7.8300	68,000	68,000	$147,560	68,000	-	-	-	-	68,000	2.1700
	29-Aug-07[6]	$7.8300	66,000	66,000	$196,680	55,044	-	-	(10,956)	-	55,044	2.9800
M Fisher	5-Dec-03[5]	$7.0500	132,000	132,000	$137,676	132,000	(132,000)	1.6339	-	-	-	1.0430
	14-Dec-04[6]	$5.9900	90,000	180,000	$183,276	180,000	(90,000)	3.9133	-	-	-	1.0182
	1-Dec-05[6]	$8.9000	190,000	190,000	$386,137	190,000	-	-	-	-	190,000	2.0323
	21-Nov-06[6]	$8.4000	158,500	158,500	$291,069	158,500	(90,000)	0.8700	-	-	68,500	1.8364
	10-Dec-07[6]	$6.3800	277,778	277,778	$275,084	277,778	(160,000)	2.8956	-	-	117,778	0.9903
N Rigby	5-Dec-03[6]	$7.0500	33,000	33,000	$34,419	33,000	(33,000)	0.5600	-	-	-	1.0430
	1-Dec-05[6]	$8.9000	190,000	190,000	$386,137	190,000	-	-	(190,000)	-	-	2.0323
	21-Nov-06[6]	$8.4000	158,500	158,500	$291,069	158,500	(158,500)	0.2500	-	-	-	1.8364

James Hardie FY 2013 20-F	49

(b) Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2012	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 31 March 2013	Weighted Average Fair Value per right[4]
L Gries	15-Sep-09[7]	15-Sep-12	234,900	234,900	$1,176,849	-	-	234,900	$5.0100
	11-Dec-09[7]	15-Sep-12	81,746	81,746	$564,865	-	-	81,746	$6.9100
	7-Jun-10[8]	7-Jun-12	360,267	360,267	$2,142,760	(360,267)	-	-	$5.9477
	15-Sep-10[7]	15-Sep-13	577,255	577,255	$2,595,627	-	-	577,255	$4.4965
	7-Jun-11[8]	7-Jun-13	45,687	45,687	$279,901	-	-	45,687	$6.1265
	15-Sep-11[7]	15-Sep-14	606,852	606,852	$2,500,291	-	-	606,852	$4.1201
	7-Jun-12[8]	7-Jun-14	-	166,459	$1,199,137	-	-	166,459	$7.2038
	14-Sep-12[7]	14-Sep-15	-	273,732	$2,041,356	-	-	273,732	$7.4575
	14-Sep-12[9]	14-Sep-15	-	284,916	$2,645,360	-	-	284,916	$9.2847
J Blasko	14-Sep-12[7]	14-Sep-15	-	22,075	$164,624	-	-	22,075	$7.4575
	14-Sep-12[9]	14-Sep-15	-	22,977	$213,335	-	-	22,977	$9.2847
R Chenu	15-Sep-09[7]	15-Sep-12	45,675	45,675	$228,832	-	-	45,675	$5.0100
	11-Dec-09[7]	15-Sep-12	15,895	15,895	$109,834	-	-	15,895	$6.9100
	7-Jun-10[8]	7-Jun-12	70,052	70,052	$416,648	(70,052)	-	-	$5.9477
	15-Sep-10[7]	15-Sep-13	72,157	72,157	$324,454	-	-	72,157	$4.4965
	7-Jun-11[8]	7-Jun-13	5,711	5,711	$34,988	-	-	5,711	$6.1265
	15-Sep-11[7]	15-Sep-14	68,516	68,516	$282,293	-	-	68,516	$4.1201
	7-Jun-12[8]	7-Jun-14	-	18,794	$135,388	-	-	18,794	$7.2038
	14-Sep-12[7]	14-Sep-15	-	30,905	$230,474	-	-	30,905	$7.4575
	14-Sep-12[9]	14-Sep-15	-	32,168	$298,670	-	-	32,168	$9.2847
M Fisher	15-Sep-09[7]	15-Sep-12	39,150	39,150	$196,142	-	-	39,150	$5.0100
	11-Dec-09[7]	15-Sep-12	13,624	13,624	$94,142	-	-	13,624	$6.9100
	7-Jun-10[8]	7-Jun-12	60,044	60,044	$357,124	(60,044)	-	-	$5.9477
	15-Sep-10[7]	15-Sep-13	67,003	67,003	$301,279	-	-	67,003	$4.4965
	7-Jun-11[8]	7-Jun-13	5,303	5,303	$32,489	-	-	5,303	$6.1265
	15-Sep-11[7]	15-Sep-14	68,516	68,516	$282,293	-	-	68,516	$4.1201
	7-Jun-12[8]	7-Jun-14	-	18,794	$135,388	-	-	18,794	$7.2038
	14-Sep-12[7]	14-Sep-15	-	30,905	$230,474	-	-	30,905	$7.4575
	14-Sep-12[9]	14-Sep-15	-	32,168	$298,670	-	-	32,168	$9.2847
N Rigby	15-Sep-09[7]	15-Sep-12	39,150	39,150	$196,142	-	(2,751)	36,399	$5.0100
	11-Dec-09[7]	15-Sep-12	13,624	13,624	$94,142	-	(958)	12,666	$6.9100
	7-Jun-10[8]	7-Jun-12	60,044	60,044	$357,124	(60,044)	-	-	$5.9477
	15-Sep-10[7]	15-Sep-13	72,157	72,157	$324,454	-	(29,100)	43,057	$4.4965
	7-Jun-11[8]	7-Jun-13	5,711	5,711	$34,988	-	(1,783)	3,928	$6.1265
	15-Sep-11[7]	15-Sep-14	78,304	78,304	$322,620	-	(78,304)	-	$4.1201
	7-Jun-12[8]	7-Jun-14	-	21,479	$154,730	-	(13,856)	7,623	$7.2038

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Market Value of a share of the Company’s stock price at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the Company’s stock at Lapse less the Exercise price per right.

[4]

Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under the 2001 JHI plc Equity Incentive Plan (“2001 Equity Incentive Plan”). All options have vested and become exercisable.

[6]	Options granted under James Hardie Industries LTIP. These options are subject to performance hurdles. The holding as of 31 March 2013 represents all options which have vested and become exercisable.

James Hardie FY 2013 20-F	50

[7]	Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and/or application of negative discretion.

[8]	Hybrid RSUs (formerly Executive Incentive Plan RSUs) are granted under LTIP. These RSUs are subject to application of negative discretion.

[9]	ROCE RSUs are granted under LTIP and are subject to performance hurdles and/or application of negative discretion.

[10]	All options granted expire 10 years after the grant date.

(c) Scorecard LTI

Name	Grant Date		Release Date	Holding at 1 April 2012	Granted	Vested[1]	Lapsed	Holding at 31 March 2013
L Gries	21-Jun-09		21-Jun-12	483,294	483,294	(280,310)	(202,984)	-
	29-Jun-10	[2]	29-Jun-13	442,424	442,424	-	-	442,424
	7-Jun-11		7-Jun-14	455,239	455,239	-	-	455,239
	14-Sep-12		14-Sep-15	-	320,531	-	-	320,531
J Blask o	14-Sep-12		14-Sep-15	-	25,849	-	-	25,849
R Chenu	21-Jun-09		21-Jun-12	93,974	93,974	(77,998)	(15,976)	-
	29-Jun-10	[2]	29-Jun-13	55,303	55,303	-	-	55,303
	7-Jun-11		7-Jun-14	51,398	51,398	-	-	51,398
	14-Sep-12		14-Sep-15	-	36,189	-	-	36,189
M Fisher	21-Jun-09		21-Jun-12	80,549	80,549	(53,162)	(27,387)	-
	29-Jun-10	[2]	29-Jun-13	51,353	51,353	-	-	51,353
	7-Jun-11		7-Jun-14	51,398	51,398	-	-	51,398
	14-Sep-12		14-Sep-15	-	36,189	-	-	36,189
N Rigby	21-Jun-09		21-Jun-12	80,549	80,549	(40,274)	(40,275)	-
	29-Jun-10	[2]	29-Jun-13	55,303	55,303	-	(18,368)	36,935
	7-Jun-11		7-Jun-14	58,740	58,740	-	(37,892)	20,848

[1]

Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the scorecard in respect of fiscal years 2010-2012. A detailed assessment of the reasons for the scorecard ratings was sent out in the fiscal year 2012 Remuneration Report.

[2]

Scorecard LTI awards in respect of fiscal years 2011-2013 will vest on 29 June 2013. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out in section 2.3 of this Remuneration Report.

5.3 Relevant Interests in JHI plc for Senior Executives

The Company’s LTI plans and stock ownership guidelines (described below) provide a strong level of alignment between senior executives and shareholders. Changes in relevant interests of senior executives in JHI plc securities between 1 April 2012 and 31 March 2013 are set out below:

	CUFS at 1 April 2012	CUFS at 31 March 2013	Options at 1 April 2012	Options at 31 March 2013	RSUs at 1 April 2012	RSUs at 31 March 2013
L Gries	689,922	469,150	1,850,600	1,453,058	1,906,707	2,271,547
R Chenu	152,420	199,884	328,000	317,044	278,006	289,821
J Blasko	-	-	-	-	-	45,052
M Fisher	158,964	165,221	848,278	376,278	253,640	275,463
N Rigby[1]	265,102	4,332	381,500	-	268,990	103,673

[1]	Separated from the Company on 30 June 2012.

James Hardie FY 2013 20-F	51

Based on 441,654,684 shares of common stock outstanding at 31 May 2013 (all of which are subject to CHESS Units of Foreign Securities (“CUFS”), no senior executive beneficially owned 1% or more of the outstanding shares of the Company at 31 May 2013. None of the shares held by senior executives have any special voting rights. There were no changes in the number of CUFS, options or RSUs held by senior executives between 31 March 2013 and 31 May 2013.

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

Until the stock ownership guidelines have been met, a senior executive is required to retain at least 75% of shares obtained under the Company’s LTI Plans (net of taxes and other costs). The CEO and all other long-term executives have exceeded their respective stock ownership guidelines for some years.

The Company amended the stock ownership guidelines in fiscal year 2013 such that once a senior executive has met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under the Company’s long-term equity incentive plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of holding lock), after which time those shares can be sold (provided the senior executive remains above their stock ownership guideline). Details of the Company’s policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out in the “Insider Trading” section of the Corporate Governance Report within this annual report.

5.5 Loans

The Company did not grant loans to senior executives during fiscal year 2013. There are no loans outstanding to senior executives.

6. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

6.1 CEO’s Employment Contract

Details of the terms of the CEO’s employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an ‘at-will’ employee.
Base salary	US$950,000 for fiscal year 2013 and 2014. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2014.
Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2013 and 2014. The quantum of STI target is reviewed annually by the Remuneration Committee in May.
Long-term incentive	On the approval of shareholders, a LTI incentive will be granted each year. The recommended value of LTI to be granted will be appropriate for this level of executive in the US. For fiscal years 2013 and 2014, the LTI target is unchanged at US$3.1 million.

James Hardie FY 2013 20-F	52

Components	Details
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (“IRS”) limit. The Company will match the CEO’s contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the Company by providing written notice. If the CEO retires with the approval of the Board then his unvested RSUs and awards will not be forfeited and will be held until the next test date.
Termination by James Hardie

The Company may terminate the CEO’s employment for cause or not for cause. If the Company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the Company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the Company’s expense for the duration of the consulting agreement referenced below.

Post-termination Consulting	The Company will request the CEO, and the CEO will agree, to consult to the Company upon termination for a minimum of two years, as long as the CEO maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the Company’s fibre cement business in the United States over the past 23 years.

The CEO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

6.2 CFO’s Employment Contract

Details of the CFO’s employment contract are as follows:

Components	Details
Length of contract	Fixed period concluding 5 October 2013.
Base salary	A$900,279 for fiscal year 2013. Salary reviewed annually by the Board and there will be no A$ base salary increase for fiscal year 2014.
Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO’s employment contract, based on personal goals. The CFO does not participate in the Executive Incentive Program for his short-term incentive.
Long-term incentive	The CFO will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be equivalent to at least US$350,000.

James Hardie FY 2013 20-F	53

Components	Details
Superannuation	The CFO is entitled to superannuation contributions equal to 9% of his base salary. The contribution to the CFO’s superannuation fund will be the maximum contribution currently allowed by law, with the balance paid to the CFO in cash.
Resignation or Termination of role	The Company or CFO may cease the CFO’s employment with the Company by providing three months’ notice in writing.
Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the Company or the CFO may terminate the CFO’s employment. The Company will pay the CFO a severance payment equal to the greater of 12 months’ pay or the remaining proportion of the term of the contract.
International Assignment	Additional benefits due to international assignment: housing allowance, goods and services allowance, moving and storage. The Company covers the extra personal tax burden imposed by residency in The United States and, prior to that, The Netherlands (tax equalisation) and the cost of filing income tax returns.

The CFO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

6.3 Other senior executives’ employment contracts

Details of employment contracts for senior executives are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May.
Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is between 45% and 65% and reviewed annually.
Long-term incentive	Senior executives will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be approved by the Remuneration Committee.
Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit.
Resignation	The senior executive may cease employment with the Company by providing 30 days’ written notice.
Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.
Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.

James Hardie FY 2013 20-F	54

Components	Details
Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the Company’s Executive Health and Wellness program.
Business Expenses: Senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment.
Automobile: The Company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile allowance not to exceed US$850 per month.
Financial Planning: The Company will reimburse senior executives for financial planning expenses incurred by the senior executive (including preparation of tax returns) up to a specified sum.

7. REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and Committee fees approved by shareholders from time to time. The current maximum aggregate base and Committee fee pool of US$2.0 million per annum was approved by shareholders in 2012. No additional Board fees are paid to executive Board directors.

7.1 Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and one of the directors who serves on a number of the Company’s subsidiary boards. All directors’ fees are paid in cash.

During fiscal year 2013, the Remuneration Committee reviewed nonexecutive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended an increase in non-executive director fees as set out below:

Position	FY13 (US$)	FY14 (US$)
Chairman	$343,980	$376,019
Deputy Chairman	$200,655	$207,678
Board member	$149,058	$154,275
Audit Committee Chair	$20,000	$30,000
Remuneration Committee Chair	$10,000	$20,000
N&GC Committee Chair	$10,000	$10,000
Non-executive member of subsidiary boards	Euro 23,000	Euro 24,000

As the focus of the Board is on maintaining the long-term direction and well-being of James Hardie, there is no direct link between non-executive directors’ remuneration and the short-term results of the Company.

7.2 Board Accumulation Policy

Non-executive directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in the Company’s shares

James Hardie FY 2013 20-F	55

(either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors’ progress against this policy on a periodic basis.

7.3 Director Retirement Benefits

The Company does not provide any benefits for our non-executive Board directors upon termination of employment.

7.4 Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2013 and 2012

The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2013 and 31 March 2012:

(US dollars)	Primary
Name	Directors Fees	Other Benefits[2]	Total
M Hammes
Fiscal Year 2013	$343,980	$35,523	$379,503
Fiscal Year 2012	330,750	34,457	365,207

D McGauchie
Fiscal Year 2013	210,655	43,978	254,633
Fiscal Year 2012	202,938	-	202,938

B Anderson
Fiscal Year 2013	169,058	13,059	182,117
Fiscal Year 2012	163,325	-	163,325

D Dilger
Fiscal Year 2013	178,546	-	178,546
Fiscal Year 2012	172,524	13,964	186,488

D Harrison
Fiscal Year 2013	159,058	6,070	165,128
Fiscal Year 2012	153,325	2,238	155,563

A Littley [3]
Fiscal Year 2013	149,058	120	149,178
Fiscal Year 2012	13,387	-	13,387

J Osborne
Fiscal Year 2013	149,058	-	149,058
Fiscal Year 2012	143,325	-	143,325

R van der Meer
Fiscal Year 2013	149,058	19,127	168,185
Fiscal Year 2012	143,325	-	143,325
Total Compensation for Non-Executive Directors
Fiscal Year 2013	$1,508,471	$117,877	$1,626,348
Fiscal Year 2012	$1,322,899	$50,659	$1,373,558

[1]	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards.

James Hardie FY 2013 20-F	56

[2]

Other Benefits includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events. Some fiscal year 2012-related costs have been reflected in fiscal year 2013.

[3]	Joined the Board on 27 February 2012.

7.5 Director Remuneration for the years ended 31 March 2013 and 2012

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to L Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2013	2012
Managerial Services[1]	$7,702,801	$9,300,005
Director Services[2]	1,775,406	1,516,883

	$9,478,207	$10,816,888

[1]

Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, financial planning and tax services), 401(K) benefits, amounts expensed for outstanding equity awards and expatriate benefits for L Gries.

[2]

Includes compensation for all non-executive directors, which includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards fees and cost of non-employee directors’ fiscal compliance in Ireland, other costs connected with Board-related events and a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2013 and 2012.

7.6 Non-Executive Directors’ Interests in JHI plc

Non-executive directors’ relevant interests in JHI plc securities at 1 April 2012 and 31 March 2013 were:

	Number of Shares/CUFS at 1 April 2012	Number of Shares/CUFS at 31 March 2013

M Hammes[1]	32,847	37,847
D McGauchie[2]	20,372	20,372
B Anderson[3]	7,635	14,805
D Dilger[4]	25,000	25,000
D Harrison[5]	12,384	12,384
A Littley[6]	-	-
James Osborne	2,551	2,551
Rudy van der Meer	17,290	17,290

[1]	27,847 shares were held in the name of Mr and Mrs Hammes. 9,000 shares/CUFS held as American Depositary Receipts (“ADRs”).

[2]	6,000 shares held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.

[3]	7,170 shares/CUFS held as ADRs in the name of Mr and Mrs Anderson.

[4]	25,000 shares held for the David Dilger Approved Retirement Fund for which Mr Dilger is a beneficiary.

[5]	10,000 shares held as ADRs.

[6]	Joined the Board on 27 February 2012.

James Hardie FY 2013 20-F	57

Based on 441,654,684 shares of common stock outstanding at 31 May 2013 (all of which are subject to CUFS), no director beneficially owned 1% or more of the outstanding shares of the Company at 31 May 2013. None of the shares held by directors have any special voting rights. There were no changes in the number of CUFS or ADS held by directors between 31 March 2013 and 31 May 2013.

8. MORE DETAILED INFORMATION ABOUT EQUITY GRANTS

The following additional information about the Company’s equity grants includes the information required under Items 6.B and 6.E of the Form 20-F:

At 31 March 2013, we had the following equity award plans:

—	the Long-Term Incentive Plan 2006 (“LTIP”); and

—	the 2001 Equity Incentive Plan.

8.1 LTIP

The Company uses the LTIP as the plan for LTI grants to senior executives and selected members of senior management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which are subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value.

The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010 and 2012. Grants of options, RSUs and Scorecard LTI are on the same terms as those for the CEO.

Options

Until fiscal year 2008, the Company issued options under the LTIP to members of the (then) Managing Board. The vesting of these options was subject to ‘performance hurdles’ (all of which have now concluded) as outlined in the LTIP rules. Options which are exercisable as a result of meeting these performance hurdles expire 10 years from the date of issue unless the senior executive ceases employment with the Company. In November 2006 and August 2007, 1,132,000 and 1,016,000 options, respectively, were granted to Executives under the LTIP.

As at 31 May 2013, there were 1,677,102 of options outstanding under the LTIP, divided as follows:

		Options
Grant Type	Grant Date	Granted	Outstanding as of 31 May 2013
TSR	November 2006	542,000	264,600
ROCE	November 2006	590,000	480,000
TSR	August 2007	503,000	419,502
ROCE	August 2007	513,000	513,000

Total outstanding			1,677,102

James Hardie FY 2013 20-F	58

The key terms of these options were:

Performance period	Three years (ROCE hurdle) to five years (TSR hurdle) from the grant date.
Retesting	Yes, for the TSR options only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until ten years from the grant date.
Performance condition

For the ROCE options:

ROCE performance against the following global peer group of building materials companies: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc.

For the TSR options:

TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.

Vesting criteria

For the ROCE options:

–  0% vesting if ROCE below 60th percentile of peer group.

–  50% vesting if ROCE at 60th percentile of peer group.

–  Between the 60th and 85th percentiles, vesting on a straight line basis.

–  100% vesting if ROCE is at 85th percentile of peer group.

For the TSR options:

–  0% vesting if TSR below 50th percentile of peer group.

–  50% vesting if TSR at 50th percentile of peer group.

–  Between 50th and 75th percentiles, vesting on a straight line basis.

–  100% vesting if TSR is at 75th percentile of peer group.

Vesting Performance	The ROCE tranche options vested 100% and the TSR tranche options vested 60% (2006 grant) and 83.4% (2007 grant). No options have been exercised.

RSUs

From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. As of 31 May 2013, there were 3,424,936 RSUs outstanding under this plan, divided as follows:

		Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 May 2013	Outstanding as of 31 May 2013
TSR	September 2009	522,000	-	378,107
TSR	December 2009	181,656		130,743
TSR	September 2010	951,194	-	824,291
Hybrid	June 2011	63,146	-	61,363
TSR	September 2011	954,705	-	847,037
Hybrid	June 2012	266,627	-	243,566
TSR	September 2012	432,654	-	425,590
ROCE	September 2012	450,336	-	442,983

	Total outstanding			3,353,680

James Hardie FY 2013 20-F	59

The key terms of these RSUs were:

Relative TSR RSUs	Relative TSR RSUs granted December 2009 and September 2010, 2011 and 2012.
Offered to	Senior executives.
Performance period	Three years to five years from the grant date.
Retesting	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.
Exercise period	Until five years from the grant date.
Performance condition	TSR performance against the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc. For 2010 onwards, the following companies were added to the peer group: American Woodmark Corp, Apogee Enterprises, Inc, Amstrong World Enterprises, Inc, Fortune Brands, Inc, Interface, Inc, Mohawk Industries, Inc and PGT Inc. For 2012 onwards, the following companies were removed from the peer group: PGT Inc., MDU Resources Group and Interface, Inc.
Vesting criteria

For 2009 to 2011:

– 0% vesting if TSR below 50th percentile of peer group.

– 33% vesting if TSR at 50th percentile of peer group.

– Between 50th and 75th percentile, vesting is on a straight line basis.

– 100% vesting if TSR is at 75th percentile of peer group.

For 2012:

– 0% vesting if TSR below 40th percentile of peer group.

– Between 40th and 80th percentile, vesting is on a straight line basis.

– 100% vesting if TSR is at 80th percentile of peer group.

RSU exercise price	Not applicable.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
Vesting Performance	The 2009 Relative TSR RSUs vested 100%. The 2010 grants have not exceeded any performance hurdles to date.

Hybrid RSUs (Previously referred to as Executive Incentive RSUs)	Hybrid RSUs granted June 2010, 2011 and 2012. The number of Hybrid RSUs issued is based on the Company’s performance in first year.
Offered to	Senior executives.
Option Exercise Price	Nil.
Vesting schedule	A proportion will vest on the 2nd anniversary of the grant depending on the Board’s exercise of negative discretion to allow each between 0 and 100 of the RSUs to vest.
Expiration date	RSUs convert to shares on vesting on a one-for-one basis.
Vesting Performance	Generally, Hybrid RSUs have vested 100%, except in circumstances where individuals have separated from the Company.

James Hardie FY 2013 20-F	60

ROCE RSUs	ROCE RSUs granted September 2012.
Offered to	Senior executives.
Option Exercise Price	Nil.
Vesting schedule

ROCE                                     % of ROCE vesting

< 18.5%                                 0%

≥ 18.5%, but < 19.5%         25%

≥ 19.5%, but < 20.5%         50%

≥ 20.5%, but < 21.5%         75%

≥ 21.5%                                 100%

A proportion of the resulting number of RSUs (based on the above vesting scale) will actually vest based on the Remuneration Committee’s exercise of negative discretion.

Expiration date	Three years.

Scorecard LTI

From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The terms of Scorecard LTI units are described earlier in this Remuneration Report, but vesting is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2013 to be based on a 20 working day closing average price). As of 31 May 2013, there were 1,796,567 Scorecard LTI units outstanding under the LTIP, divided as follows:

		Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 31 May 2013	Outstanding as of 31 May 2013
Scorecard	June 2009	1,083,021	501,556	-
TSR	September 2009	6,373	-	6,373
Scorecard	June 2010	821,459	-	635,223
Scorecard	June 2011	716,536	-	656,616
Scorecard	September 2012	506,627	-	498,355

	Total outstanding			1,796,567

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the fiscal year 2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock on the vesting date.

Under the terms of the LTIP, 506,627 and 716,536 Scorecard LTI units were granted during the years ended 31 March 2013 and 2012, respectively that provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executives scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

James Hardie FY 2013 20-F	61

The key terms of the Scorecard LTI were:

Scorecard LTI (Cash)	Cash-settled Awards granted June 2009, 2010, 2011 and 2012.
Offered to	Senior executives.
Exercise Price	Not applicable.
Performance period	Three years from the grant date.
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

Expiration date	Three years from the grant date.
Vesting Performance	Individual results based on each senior executive’s Scorecard rating. Actual results for each executive are set out earlier in this Remuneration Report.

Other terms

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

8.2 2001 Equity Incentive Plan

The 2001 Equity Incentive Plan is intended to promote the Company’s long-term financial interests by encouraging management below senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Equity Incentive Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.

The 2001 Equity Incentive Plan was first approved by our shareholders and Board in 2001 and reapproved until September 2021 at the 2011 Annual General Meeting. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Equity Incentive Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Equity Incentive Plan. All of the options and RSUs granted under the 2001 Equity Incentive Plan to date vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

James Hardie FY 2013 20-F	62

Options

Until fiscal year 2008, the Company issued the following number of options to purchase shares of our common stock issued under the 2001 Equity Incentive Plan:

	Options
Grant Date	Granted	Outstanding as of 31 May 2013
December 2002	4,037,000	-
December 2003	6,179,583	298,000
December 2004	5,391,100	285,750
February 2005	273,000	93,000
December 2005	5,224,100	1,382,000
March 2006	40,200	15,000
November 2006	3,499,490	768,730
March 2007	330,900	2,100
December 2007	5,031,310	624,254

Total outstanding		3,468,834

RSUs

Since fiscal year 2009, the Company has issued restricted stock units, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 265,988, 285,358 and 348,426 restricted stock units under the 2001 Equity Incentive Plan in the years ended 31 March 2013, 2012 and 2011, respectively. As of 31 May 2013, there were 579,432 restricted stock units outstanding under this plan, divided as follows:

	Restricted Stock Units
Grant Date	Granted	Vested as of 31 May 2013	Outstanding as of 31 May 2013
December 2009	278,569	221,824	-
December 2010	348,426	162,113	139,299
December 2011	281,556	71,042	188,010
March 2012	3,802	951	2,851
December 2012	265,988	-	249,272

Total outstanding			579,432

Other terms

The 2001 Equity Incentive Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorised to determine (i) who may participate in the 2001 Equity Incentive Plan, (ii) the number and types of awards made to each participant, and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Equity Incentive Plan, including a limited power to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee, including cashless exercises.

James Hardie FY 2013 20-F	63

The exercise price for all options is the market value of the shares on the date of grant. The Company may not reduce the exercise price of such an option or exchange such an option or stock appreciation right for cash, or other awards or a new option at a reduced exercise price without shareholder approval or as permitted under specific restructuring events.

No unexercised options or unvested RSUs issued under the 2001 Equity Incentive Plan are entitled to dividends or dividend equivalent rights.

Although the 2001 Equity Incentive Plan permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits, no such awards have been made, and the Remuneration Committee currently has no intention to issue such awards in the future.

The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are currently members of our Board cease to constitute at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalisation or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.

9. COMMITTEE ADVISOR INDEPDENDENCE

The Remuneration Committee reviews the appointment of its advisors each year. Both Aon Hewitt (in the US) and Guerdon Associates (in Australia) provided the Remuneration Committee with written certification during fiscal year 2013 to support their re-appointment. In those certifications, the advisors:

—	confirmed that their pay recommendations were made without undue influence from any member of the Company’s management; and

—	provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2014.

James Hardie FY 2013 20-F	64

CORPORATE GOVERNANCE REPORT

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2013 and contain an overview of our corporate governance framework. These Corporate Governance Principles were approved by the Nominating and Governance Committee and the Board in May 2013.

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

Our corporate governance framework incorporates processes and policies designed to provide the Board with appropriate assurance about the operations and governance of the Company and thereby protect shareholder value. Further details of these processes and policies are set out in this Corporate Governance Report.

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

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

—	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

—	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;

James Hardie FY 2013 20-F	65

—	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

—	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

—	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

—	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

—	reviewing the authority levels of the CEO and management;

—	approving the remuneration framework for the Company;

—	overseeing corporate governance matters for the Company;

—	approving corporate-level Company policies;

—	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

—	any other matter which the Board considers ought to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board reserved powers charter, which is available on our website (www.jameshardie.com, then select Investor Relations, then Library, then Board Reserved Powers). The Board Reserved Powers charter was reviewed by the Board during the year.

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

James Hardie FY 2013 20-F	66

The number of Board and Board Committee meetings held, and each director’s attendance during fiscal year 2013, is set out below:

NAME	BOARD		AUDIT		REMUNERATION		NOMINATING & GOVERNANCE
	H	A	H	A	H	A	H	A
M Hammes	5	5	7	7	5	5	4	4
B Anderson	5	5	7	7	5	5	-	-
D Dilger	5	5	7	7	5	5	-	-
D Harrison	5	5	7	7	5	5	-	-
A Littley	5	5	7	7	-	-	-	-
D McGauchie	5	5	-	-	5	5	4	4
J Osborne	5	5	-	-	-	-	4	4
R van der Meer	5	5	-	-	-	-	4	4
L Gries	5	5	-	-	-	-	-	-

H =	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A =	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

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

Board Evaluation

The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2013, a purpose-designed survey was used by directors to self-assess the operation of the Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

James Hardie FY 2013 20-F	67

The Chairman and Deputy Chairman discussed with each Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. The Nominating and Governance Committee and the Board annually discuss the performance of the CEO and the CEO’s direct reports, and the Chairman provides feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

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

As part of this process, the Board and Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board.

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

Related Party Transactions

The Board considered the following specific matter prior to determining that each director was independent:

—	Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy

James Hardie FY 2013 20-F	68

James Hardie products through some of the Company’s customers. Pulte Homes receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

Any transactions mentioned above are conducted on an arms-length basis and in accordance with normal terms and conditions and are not material to any of the companies listed above or to James Hardie. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson had any influence over these transactions.

Further, David Dilger is a director of a number of James Hardie’s subsidiaries and receives directors’ fees for such service approved by the Board of James Hardie Industries plc. As such, pursuant to Exchange Act Rule 10A-3(b), Mr Dilger’s service qualifies as an exemption from the listing standards for Audit Committees and is not subject to the disclosure requirements of Exchange Act Rule 10A-3(d).

Induction

The Company has an induction program for new directors. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

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

The Chairman:

—	provides leadership to the Board;

—	chairs Board and shareholder meetings;

—	facilitates Board discussion;

James Hardie FY 2013 20-F	69

—	monitors, evaluates and assesses the performance of the Company’s Board and Board Committees; and

—	is a member of and attends meetings of all Board Committees.

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

Board directors receive access to all Board Committee papers and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee’s deliberations and findings, as well as oral reports from each Board Committee Chairman.

James Hardie FY 2013 20-F	70

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

Audit Committee

The Audit Committee oversees the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this Corporate Governance Report. The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Dilger, Mr Hammes, Mr Harrison and Ms Littley.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson, Mr Harrison and Mr Dilger are also “audit committee financial experts” and that all three individuals are independent.

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

James Hardie FY 2013 20-F	71

—	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;

—	reviewing the Company’s compliance with legal and regulatory requirements; and

—	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

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

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr Osborne and Mr van der Meer.

Remuneration Committee

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. It also:

—	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

—	reviews the remuneration of Board directors;

—	reviews the remuneration framework for the Company; and

—	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

James Hardie FY 2013 20-F	72

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

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Dilger, Mr Hammes and Mr McGauchie.

Policies and Processes

As noted at the start of this Corporate Governance Report, we have a number of policies that address key aspects of our corporate governance. These include:

—	Code of Business Conduct and Ethics;

—	Complaints/Ethics Hotline;

—	Continuous Disclosure and Market Communication; and

—	Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

Code of Business Conduct and Ethics

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and Company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. The Audit Committee reviewed the Code of Business Conduct and Ethics policy during the fiscal year 2013.

We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2013.

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

James Hardie FY 2013 20-F	73

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

The CEO is responsible for ensuring the Company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President—Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the Company’s normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases before they are approved by the Board. The Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2013. The Nominating and Governance Committee reviewed the Company’s Continuous Disclosure and Market Communication policy in May 2013.

Insider Trading

All Company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the Company’s securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the Company’s compliance officer before dealing with their shares and general prohibitions on hedging any shares or options or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.

James Hardie FY 2013 20-F	74

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

At a management level, the GMT (comprised of the CEO, CFO, General Counsel, Executive General Manager-International and the Vice President of Investor and Media Relations in fiscal year 2013) is the primary management forum for risk assessment and management within the Company.

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

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this Corporate Governance Report, the more significant policies,

James Hardie FY 2013 20-F	75

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

James Hardie FY 2013 20-F	76

During the fiscal year, the Audit Committee and, through it, the Board received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of the Company’s current disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating the Company’s risk management culture.

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

Internal Audit

The Director of Internal Audit heads the internal audit department. The Internal Audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work-plan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.

External Audit

The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.

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

James Hardie FY 2013 20-F	77

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

Company Books of Accounts

The Company is responsible for ensuring that it keeps proper books of account and appropriate accounting systems. The measures taken by the directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Section 202 of the Companies Act, 1990. The Company also has a Corporate Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The books of account are kept at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland.

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2013, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

James Hardie FY 2013 20-F	78

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2013.

The effectiveness of our internal control over financial reporting as of 31 March 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie FY 2013 20-F	79

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc:

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2013 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2013, and our report dated 23 May 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

23 May 2013

James Hardie FY 2013 20-F	80

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

Shareholders’ Participation

Listing Information

James Hardie securities trade as CUFS on the ASX and as ADS on the NYSE.

Annual General Meeting

The 2012 AGM was held in Ireland and simultaneously broadcast to a meeting in Sydney, Australia. The 2013 AGM will be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions, can do so via a video webcast or teleconference of the meeting. Further details are set out in the 2013 AGM Notice of Meeting.

Each shareholder (other than an ADS holder) has the right to:

—	attend the AGM either in person or by proxy;

—	speak at the AGM; and

—	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

James Hardie FY 2013 20-F	81

Communication

We are committed to communicating effectively with our shareholders through a program that includes:

—	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

—	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

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

Diversity

One of the key areas of focus for the Board is talent management and development, to ensure that the Company has the capability to adequately enable its anticipated growth as part of its core business strategy. Management has put in place a number of different programs to achieve this objective and the importance placed on these programs is reflected in the fact that development of our people forms part of the Board’s Balanced Scorecard assessment of management under the Company’s long-term incentive compensation programs.

The Company’s overriding desire is to maximise the effectiveness of the Board and workforce by appointing the best candidate for each role. The Board does not believe that achievement of this objective requires a formal, publicly stated diversity policy, gender diversity targets or reporting of the

James Hardie FY 2013 20-F	82

gender percentages at various levels of the organisation (including to the exclusion of other indicators of diversity) and for this reason does not comply with Principle 3 and supporting recommendations of the ASX Corporate Governance Principles and Recommendations.

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

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this Corporate Governance Report any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards.

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

James Hardie FY 2013 20-F	83

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

In addition to the operation of these rules, the Company may, from time to time, put in place appropriate retention arrangements to ensure that it retains its key employees during periods of corporate change.

James Hardie FY 2013 20-F	84

SECTION 2

READING THIS REPORT

Forward-Looking Statements

This annual report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

—	statements about our future performance;

—	projections of our results of operations or financial condition;

—	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

—	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

—	expectations regarding the extension or renewal of our credit facilities including changes to terms, covenants or ratios;

—	expectations concerning dividend payments and share buy-backs;

—	statements concerning our corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

—	statements regarding tax liabilities and related audits, reviews and proceedings;

—	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by ASIC;

—

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of our subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

—	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

—	expectations concerning indemnification obligations;

—	expectations concerning the adequacy of our warranty provisions and estimates for future warranty-related costs;

James Hardie FY 2013 20-F	85

—

statements regarding our ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

—

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions. We assume no obligations to update any forward-looking statements or information except as required by law.

James Hardie FY 2013 20-F	86

Currency of presentation, exchange rates and certain definitions

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the 31 March 2013 exchange rate of A$0.9597 to US$1.0000 (assets and liabilities) and A$0.9694 to US$1.0000 (statements of operations and comprehensive income (loss)).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements in this annual report.

Overview

We intend this discussion to provide information that will assist in understanding our 31 March 2013 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting estimates and how these estimates affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our consolidated financial statements are prepared in accordance with US GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and to be more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include:

—	Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses

—	Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments

—	Net income excluding asbestos, ASIC expenses, asset impairments, New Zealand product liability expenses and tax adjustments

—	General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs

—	Selling, general and administrative expenses excluding New Zealand product liability expenses

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2013 and 2012 in the “Glossary of Abbreviations and Definitions” in Section 4 below. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

James Hardie FY 2013 20-F	87

Our pre-tax results for fiscal year 2013 were affected by unfavourable asbestos adjustments of US$117.1 million, AICF Selling, General and Administrative (“SG&A”) expenses of US$1.7 million, asset impairments of US$16.9 million, ASIC expenses of US$2.6 million, and New Zealand product liability expenses of US$13.2 million. For fiscal year 2012, our pre-tax results were affected by unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, asset impairments of US$14.3 million, ASIC expenses of US$1.1 million, and New Zealand product liability expenses of US$5.4 million. Information regarding our asbestos-related matters, asset impairments, ASIC matters and New Zealand product liability expenses can be found in this discussion and Notes 7, 11 and 13 in our consolidated financial statements.

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

Fiscal Year 2013 Key Results

Total net sales increased 7% to US$1,321.3 million in fiscal year 2013. Operating income decreased to US$29.5 million in fiscal year 2013 from US$155.5 million in fiscal year 2012, primarily due to higher unfavourable asbestos adjustments, New Zealand product liability expenses and asset impairment charges. Operating income in fiscal year 2013 was adversely affected by unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million, asset impairment charges of US$16.9 million, and New Zealand product liability expenses of US$13.2 million. For fiscal year 2012, operating income was adversely affected by unfavourable asbestos adjustments of

James Hardie FY 2013 20-F	88

US$15.8 million, AICF SG&A expenses of US$2.8 million, asset impairment charges of US$14.3 million, and New Zealand product liability expenses of US$5.4 million. Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses decreased 7% to US$181.0 million in fiscal year 2013 from US$194.9 million in fiscal year 2012.

Net income decreased from US$604.3 million in fiscal year 2012 to US$45.5 million in fiscal year 2013. Net income in fiscal year 2013 includes, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery from the ATO, as discussed below. Net income in fiscal year 2012 included an income tax benefit of US$485.2 million arising from RCI’s successful appeal of a disputed amended tax assessment from the ATO, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible. Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased 2% to US$140.8 million in fiscal year 2013 from US$144.3 million in fiscal year 2012.

Our largest market is North America. During fiscal year 2013, USA and Europe Fibre Cement net sales contributed approximately 72% of total net sales, and operating income from this segment was the primary contributor to the total Company results. Net sales for our USA and Europe Fibre Cement business increased 10% due to higher sales volume, partially offset by a lower average net sales price.

USA and Europe Fibre Cement operating income decreased 2% from US$148.4 million in the fiscal year 2012 to US$145.6 million in fiscal year 2013 primarily due to increased organisational costs in anticipation of higher activity levels, lower average net sales price, higher fixed manufacturing costs and unfavourable shift in product mix, partially offset by lower input costs (primarily pulp and freight). Excluding asset impairment charges, operating income decreased slightly from US$162.7 million in fiscal year 2012 to US$162.5 million in fiscal year 2013.

During fiscal year 2013, Asia Pacific Fibre Cement net sales contributed approximately 28% of total net sales. Net sales decreased 2% due to unfavourable currency exchange rates movements in the Asia Pacific business’ currencies.

Asia Pacific Fibre Cement operating income decreased 23% from US$80.3 million in fiscal year 2012 to US$61.7 million in fiscal year 2013, of which 1% was attributable to the depreciation of Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement operating income decreased 22% compared to the prior fiscal year, due to higher fixed manufacturing costs, an unfavourable shift in product mix, plant performance and foreign currency translation rates within the Asia Pacific Fibre Cement business and higher selling, general and administrative expenses due to an increase in New Zealand product liability expenses. These decreases were partially offset by lower input costs (primarily pulp) and a slight increase in sales volume. Excluding New Zealand product liability expenses, operating income decreased 13% from US$85.7 million in fiscal year 2012 to US$74.9 million in fiscal year 2013.

We do not believe that general inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2013, 2012 and 2011.

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

James Hardie FY 2013 20-F	89

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

Accounting for the AFFA

Prior to 31 March 2007, our consolidated financial statements included an asbestos provision based on the Original Final Funding Agreement governing our anticipated future payments to AICF as announced on 1 December 2005 (“Original FFA”).

In February 2007, the AFFA was approved to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former subsidiaries of the James Hardie Group, including ABN 60, Amaca Pty Ltd (“Amaca”) and Amaba Pty Ltd (“Amaba”) are found liable.

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

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations and comprehensive income (loss).

James Hardie FY 2013 20-F	90

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

Further, we have distributor arrangements that we maintain with certain customers where we own inventory that is physically located in a customer’s or third party’s warehouse. As a result, our ability to effectively manage inventory levels may be impaired, which would cause our total inventory turns to decrease. In that event, our expenses associated with excess and obsolete inventory could increase and our cash flow could be negatively impacted.

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

James Hardie FY 2013 20-F	91

analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

New Zealand Product Liability

We have recognised a liability for certain asserted and unasserted New Zealand product liability claims. There is a risk that the amount of estimated loss will be materially greater or less than the actual expense incurred. These claims often involve multiple parties and the respective liabilities are dependent on a number of factors, including but not limited to, the specific facts and circumstances surrounding each individual claim, the continued solvency of co-defendants, the extent to which the Company’s New Zealand subsidiaries have had access to third-party recoveries to cover a portion of the costs incurred in defending these claims and the ability of the Company’s New Zealand subsidiaries to successfully time-bar certain claims based on the statute of limitations. Further, the total number of claims received by the Company’s New Zealand subsidiaries is unknown and historical claims experience may not be indicative of the future expense to be incurred. Due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2013.

Accounting for Income Tax

We recognise deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realise. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2013. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

James Hardie FY 2013 20-F	92

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review. Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognised at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is typically based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximise the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

In fiscal year 2013, we recorded asset impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant. The manufacturing equipment was reduced to a net book value of nil. The carrying value of the buildings and land were reduced to US$4.1 million, which approximates the assets estimated fair value at 31 March 2013. The buildings continue to be depreciated in accordance with our accounting policy.

Other asset impairment charges of US$12.5 million reocgnised in fiscal year 2013 included US$2.8 million related to redundant equipment that is no longer being utilized to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in anticipation of the continued recovery in the US housing market.

In estimating the fair value of the asset group, we are required to make certain estimates and assumptions that include forecasting the useful lives of the assets, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, forecasting market demand for our products and recommissioning idle assets to meet anticipated capacity constraints in the future. We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to material impairment losses in future periods.

James Hardie FY 2013 20-F	93

Results of Operations

Year Ended 31 March 2013 Compared to Year Ended 31 March 2012

The following table shows our selected financial and operating data for operations for fiscal years 2013 and 2012, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2013	2012	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$951.4	$862.0	10%
Asia Pacific Fibre Cement	369.9	375.5	(2)

Total net sales	1,321.3	1,237.5	7
Cost of goods sold	(902.0)	(830.5)	(9)

Gross profit	419.3	407.0	3
Selling, general and administrative expenses	(218.6)	(191.0)	(14)
Research and development expenses	(37.2)	(30.4)	(22)
Asset impairments	(16.9)	(14.3)	(18)
Asbestos adjustments	(117.1)	(15.8)	—

Operating income	29.5	155.5	(81)
Net interest income (expense)	2.4	(7.4)	—
Other income	1.8	3.0	(40)

Income before income taxes	33.7	151.1	(78)
Income tax benefit	11.8	453.2	(97)

Net income	$45.5	$604.3	(92)

Volume (mmsf):
USA and Europe Fibre Cement	1,488.5	1,331.8	12%
Asia Pacific Fibre Cement	393.7	392.3	—

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$639	US$647	(1)
Asia Pacific Fibre Cement	A$911	A$916	(1)

Net sales. Total net sales increased 7% from US$1,237.5 million in fiscal year 2012 to US$1,321.3 million in fiscal year 2013. The increase in total net sales reflected higher sales volume from the USA and Europe Fibre Cement segment, partially offset by a lower average net sales price in both the USA and Europe segment and the Asia Pacific segment.

USA and Europe Fibre Cement net sales. Net sales increased 10% from US$862.0 million in fiscal year 2012 to US$951.4 million in fiscal year 2013 due to higher sales volume, partially offset by a lower average net sales price.

Sales volume increased 12% from 1,331.8 million square feet in fiscal year 2012 to 1,488.5 million square feet in fiscal year 2013, reflecting increased activity in the new construction market and the repair and remodel market in the US, when compared with the prior year.

The average net sales price decreased 1% from US$647 per thousand square feet in fiscal year 2012 to US$639 per thousand square feet in fiscal year 2013.

For fiscal year 2013, the NBSK pulp price was 8% lower at US$878 per ton, when compared to fiscal year 2012.

James Hardie FY 2013 20-F	94

Operating conditions in the US residential housing market improved during fiscal year 2013. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were 565,900 for fiscal year 2013, 27% above the prior year. Further, according to the NAHB, repair and remodel activity also increased slightly during fiscal year 2013. Industry data indicates that gains in both single-family and multi-family production are expected to continue to improve during calendar year 2013. These increases in activity in both the new construction and remodeling markets in the US follow consistent gains in builder and consumer confidence. The Company continues to expect improvement in the overall US housing market to occur steadily over a protracted period.

Asia Pacific Fibre Cement net sales. Net sales decreased 2% from US$375.5 million in fiscal year 2012 to US$369.9 million in fiscal year 2013. Depreciation of Asia Pacific business currencies compared to the US dollar led to a 2% decrease in US dollar net sales. In Australian dollars, net sales remained relatively flat due to a slight increase in sales volume, offset by a decrease in the average net sales price.

According to Australian Bureau of Statistics data, the total number of new dwellings approved for fiscal year 2013 were 155,100, an increase of 4% compared to fiscal year 2012. However, approvals for detached houses, which are the primary driver of the Asia Pacific business’ net sales, were 89,700 for the fiscal year 2013, a decrease of 5% in the period, when compared to fiscal year 2012.

Sales volume in the Australian business decreased in fiscal year 2013 compared to fiscal year 2012, reflecting an increasingly competitive operating environment.

During fiscal year 2013, excluding New Zealand product liability expenses, the New Zealand business’ earnings increased when compared to fiscal year 2012, reflecting an improved operating environment.

The Philippines business’ sales volume increased in fiscal year 2013, compared to fiscal year 2012. The average net sales price for fiscal year 2013 increased slightly compared to fiscal year 2012.

Gross profit. Gross profit increased 3% from US$407.0 million in fiscal year 2012 to US$419.3 million in fiscal year 2013. The gross profit margin decreased 1.2 percentage points from 32.9% to 31.7%.

USA and Europe Fibre Cement gross profit increased 7% and gross margin decreased 1.0 percentage point in fiscal year 2013 compared to fiscal year 2012. Gross margin was unfavourably impacted by 1.8 percentage points due to lower average net sales price, 1.3 percentage points due to an increase in fixed manufacturing costs and 0.2 percentage points due to an unfavourable shift in product mix, partially offset by 1.7 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement gross profit decreased 6% in fiscal year 2013 compared to fiscal year 2012 and gross margin decreased 1.5 percentage points. Gross margin was unfavourably impacted by 0.6 percentage points due to an unfavourable shift in plant performance, 0.6 percentage points due to higher fixed manufacturing costs, 0.4 percentage points due to an unfavourable shift in product mix and 0.1 percentage points due to unfavourable foreign currency movements, partially offset by 0.1 percentage points due to an increase in sales volume and 0.1 percentage points due to lower input costs (primarily pulp).

Selling, general and administrative (SG&A) expenses. SG&A expenses increased 14%, from US$191.0 million in fiscal year 2012 to US$218.6 million in fiscal year 2013. Compared to fiscal year 2012, SG&A expenses were unfavourably impacted by higher employment and marketing costs to strengthen organisational capabilities in anticipation of higher product demand in the USA & Europe Fibre Cement segment. Additionally, SG&A expenses for fiscal year 2013 included US$13.2 million

James Hardie FY 2013 20-F	95

related to the provision for certain New Zealand product liability claims that now have reduced access to third-party recoveries to cover a portion of the costs incurred to resolve these claims. These legacy product liability claims are related to buildings that were primarily constructed during calendar years 1998 to 2004. During fiscal year 2012 the Company incurred US$5.4 million in expenses associated with these product liability claims. These increases were partially offset by a decrease in general corporate costs (described below). SG&A expenses for fiscal year 2013 were favourably impacted by a US$5.5 million foreign exchange gain and a recovery of US$2.7 million (A$2.6 million) for legal costs associated with the conclusion of RCI Pty Ltd’s (“RCI”) disputed amended tax assessment with the ATO. As a percentage of sales, SG&A expenses increased 1.1 percentage points to 16.5%. As a percentage of sales, SG&A expenses excluding legacy New Zealand product liability expenses increased from 15.0% to 15.5% when compared to fiscal year 2012.

SG&A expenses for fiscal year 2013 included non-claims handling related operating expenses of AICF of US$1.7 million, compared to US$2.8 million in fiscal year 2012.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, “Legal Proceedings” for further information about the New Zealand product liability expenses.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education filed a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to various New Zealand school buildings. The Company is not yet able to determine the amount or range of loss, if any, that the Company’s New Zealand subsidiaries may become liable for in future periods. Accordingly, the Company has not recorded a provision for the New Zealand Ministry of Education claim as of 31 March 2013. However, losses and expenses arising from defending and resolving this claim may have a material adverse effect on the Company’s financial position, results of operations and cash flows in future periods.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, “Legal Proceedings” for further information about the New Zealand Ministry of Education claim.

ASIC Proceedings

In April 2013, ASIC commenced without prejudice discussions with the Company, former non-executive directors and a former officer in relation to the amount of costs payable to ASIC under some of the various costs orders made in these proceedings. In respect of the costs orders made against the Company and the related indemnification payments, the Company has recorded a provision of US$2.0 million at 31 March 2013. The Company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, “Legal Proceedings” for further information about the ASIC proceedings.

Research and development (“R&D”) expenses. R&D expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the R&D segment rather than attributed to individual business units. These costs were 26% higher for fiscal year 2013 at US$23.6 million, compared to US$18.7 million in fiscal year 2012.

James Hardie FY 2013 20-F	96

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 16% higher for fiscal year 2013 at US$13.6 million, compared to US$11.7 million in fiscal year 2012.

The increase in R&D expenses during fiscal year 2013 is a result of the Company’s continued investment in core R&D projects. In addition, R&D headcount increased compared to the prior fiscal year as a result of the Company opening a new R&D facility in Chicago in fiscal year 2013.

Asset Impairments. The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. In fiscal year 2013, the Company recorded asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment.

During the fourth quarter of fiscal year 2013, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result, the Company recorded impairment charges of US$4.4 million on related building, land and manufacturing equipment at the Blandon plant during the fourth quarter. The remaining asset impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer being utilised to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market.

During fiscal year 2012, the Company recorded an asset impairment charge of US$14.3 million related to machinery and equipment in the USA and Europe Fibre Cement segment.

Readers are referred to Note 7 of the consolidated financial statements for further information on asset impairments.

Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the Company’s consolidated balance sheet in US dollars is subject to adjustment, with a corresponding effect on the Company’s consolidated statement of operations and comprehensive income (loss), depending on the closing exchange rate between the two currencies at the balance sheet date.

The discounted central estimate of the asbestos liability increased from A$1.580 billion at 31 March 2012 to A$1.694 billion at 31 March 2013. The increase in the discounted central estimate of A$114.0 million is primarily due to lower discount rates, an increase in the incidence of nil claims and an increase in the projected future number of claims to be reported for a number of disease types, partially offset by a decrease in the average claim settlement amount, and a decrease in the expected rate of claim inflation in the near-term.

During fiscal year 2013, mesothelioma claims reporting activity has been above actuarial expectations for the first time since fiscal year 2009. One of the critical assumptions used to derive the discounted central estimate is the estimated peak year of mesothelioma disease claims, which was targeted for 2010/2011. Potential variation in this estimate has an impact much greater than other assumptions used to derive the discounted central estimate. For example, if the peak year of mesothelioma disease claims were estimated to occur in 2015/2016, the discounted central estimate could increase by approximately 45%.

James Hardie FY 2013 20-F	97

During fiscal year 2013, the Australian dollar spot rate slightly appreciated against the US dollar, compared to a 1% depreciation in fiscal year 2012.

The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2013. The asbestos adjustments for fiscal years ended 31 March 2013 and 2012 are as follows:

	Fiscal Years Ended 31 March
	2013	2012
(Millions of US dollars)
Change in estimates	$(129.2)	$(9.6)
Write back of insurance receivables	11.9	—
Effect of foreign exchange movements	0.2	(6.2)

Asbestos adjustments	$(117.1)	$(15.8)

Claims Data

The number of new claims filed in fiscal year 2013 of 542 is higher than new claims of 456 reported in fiscal year 2012, and above actuarial expectations of 504 for fiscal year 2013.

The number of settled claims in fiscal year 2013 of 519 is higher than claims settled of 428 in fiscal year 2012 and above actuarial expectations of 504 for fiscal year 2013.

The average claim settlement in fiscal year 2013 of A$231,000 is A$12,000 higher than fiscal year 2012 and is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in fiscal year 2012. However, average claim sizes for mesothelioma were below actuarial expectations for fiscal year 2013, with the average cost to settling other claims being in line with, or below, actuarial expectations.

Asbestos claims paid of A$121.3 million for fiscal year 2013 are consistent with the actuarial expectation of A$122.2 million.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of our consolidated financial statements for further information on asbestos adjustments.

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the Facility with The State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company made an early contribution of US$138.7 million (A$132.3 million) to AICF, in respect of the Company’s free cash flow for the year ended 31 March 2012. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Readers are referred to Note 11 of our consolidated financial statements for further information.

James Hardie FY 2013 20-F	98

Operating income. Operating income decreased 81% to US$29.5 million in fiscal year 2013, compared to US$155.5 million in fiscal year 2012. Operating income in fiscal year 2013 included unfavourable asbestos adjustments of US$117.1 million, asset impairments of US$16.9 million, New Zealand product liability expenses of US$13.2 million, ASIC expenses of US$2.6 million and AICF SG&A expenses of US$1.7 million. In fiscal year 2012, operating income included unfavourable asbestos adjustments of US$15.8 million, asset impairments of US$14.3 million, New Zealand product liability expenses of US$5.4 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million.

USA and Europe Fibre Cement operating income decreased 2% from US$148.4 million in the fiscal year 2012 to US$145.6 million in fiscal year 2013. The decrease in operating income was primarily driven by increased organisational costs in anticipation of higher activity levels, higher asset impairment charges, a lower average net sales price, an increase in fixed manufacturing costs and an unfavourable shift in product mix, partially offset by lower input costs (primarily pulp and freight). Operating income margin was 1.7 percentage points lower at 15.3%. Excluding asset impairment charges, operating income decreased slightly from US$162.7 million in fiscal year 2012 to US$162.5 million in fiscal year 2013. The USA and Europe Fibre Cement operating income margin excluding asset impairment charges was 1.8 percentage points lower at 17.1%.

Asia Pacific Fibre Cement operating income decreased 23% from US$80.3 million in fiscal year 2012 to US$61.7 million in fiscal year 2013, of which 1% was attributable to the depreciation of Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement operating income decreased 22% compared to the prior corresponding period, due to higher fixed manufacturing costs, an unfavourable shift in product mix, plant performance and foreign currency translation rates within the Asia Pacific Fibre Cement business and higher SG&A expenses due to an increase in New Zealand product liability expenses during compared to fiscal year 2012. These decreases were partially offset by lower input costs (primarily pulp) and a slight increase in sales volume. Operating income margin was 4.7 percentage points lower at 16.7%. Excluding New Zealand product liability expenses, operating income decreased 13% from US$85.7 million in fiscal year 2012 to US$74.9 million in fiscal year 2013. The Asia Pacific Fibre Cement operating income margin excluding New Zealand product liability expenses was 2.5 percentage points lower at 20.3%.

General corporate costs. General corporate costs decreased 3% from US$33.9 million in fiscal year 2012 to US$33.0 million in fiscal year 2013.

General corporate costs for fiscal year 2013 included ASIC expenses of US$2.6 million, partially offset by a recovery of legal costs of US$2.7 million and a foreign exchange gain of US$5.5 million following the conclusion of RCI’s disputed amended tax assessment with the ATO. During fiscal year 2012, general corporate costs included ASIC expenses of US$1.1 million.

General corporate costs excluding ASIC expenses, the recovery of legal costs and foreign exchange gain, increased from US$32.8 million in fiscal year 2012 to US$38.6 million in fiscal year 2013, primarily due to an increase in legal costs and an increase in costs related to the Company’s corporate structure simplification, as announced on 17 May 2011, compared to fiscal year 2012.

Net interest income (expense). Net interest income (expense) moved from an expense of US$7.4 million in fiscal year 2012 to income of US$2.4 million in fiscal year 2013. Net interest income in fiscal year 2013 included AICF interest income of US$7.0 million and other interest income of US$0.9 million, partially offset by interest and borrowing costs relating to the Company’s external credit facilities of US$3.4 million and a realised loss of US$2.1 million on interest rate swaps. Net interest expense in fiscal year 2012 included a realised loss of US$7.5 million on interest rate swaps and interest and borrowing costs relating to the Company’s external credit facilities of US$3.7 million, partially offset by AICF interest income of US$3.3 million and other interest income of US$0.5 million.

James Hardie FY 2013 20-F	99

Other income. Other income decreased from US$3.0 million in fiscal year 2012 to US$1.8 million in fiscal year 2013. This change is due solely to decreases in the fair value of interest rate swap contracts which were favourably impacted by an increase in medium-term US dollar interest rates in fiscal year 2013.

Income tax (benefit) expense. The Company’s effective tax benefit rate was 35.0% in fiscal year 2013 compared to an income tax benefit rate of 299.9% in fiscal year 2012. The effective tax benefit rate in fiscal year 2013 was impacted by New Zealand product liability expenses of US$13.2 million, unfavourable asbestos adjustments of US$117.1 million and asset impairment charges of US$16.9 million. During fiscal year 2012, the effective tax benefit rate was materially impacted by RCI’s successful appeal of the ATO’s disputed 1999 amended tax assessment, resulting in an income tax benefit of US$453.2 million, compared to an income tax benefit of US$11.8 million in fiscal year 2013. During fiscal year 2012, the effective tax benefit rate was also impacted by unfavourable asbestos adjustments of US$15.8 million, asset impairment charges of US$14.3 million and New Zealand product liability expenses of US$5.4 million.

Income tax expense excluding asbestos and tax adjustments decreased from US$42.9 million in fiscal year 2012 to US$37.4 million in fiscal year 2013. The effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments decreased from 23.1% in fiscal year 2012 to 21.3% in fiscal year 2013 due to a lower proportion of taxable earnings in jurisdictions with higher tax rates.

Tax Adjustments. The Company recorded net favourable tax adjustments of US$16.3 million in fiscal year 2013, compared to US$493.4 million in fiscal year 2012.

Tax adjustments fiscal year 2013 and 2012 consist of adjustments in the value of provisions for uncertain tax positions and net tax benefits that the Company anticipates will eventually become unavailable. Tax adjustments for fiscal year 2013 were also impacted by New Zealand product liability expenses and asset impairment charges, as discussed above. Tax adjustments for fiscal year 2012 also include a net benefit relating to the 1999 disputed amended tax assessment with the ATO, as discussed below.

ATO  –  1999 Disputed Amended Assessment

During the year ended 31 March 2012, the Company recognised an income tax benefit of A$452.9 million (US$485.2 million) within income tax expense, which primarily included amounts refunded by the ATO noted above and the reversal of the provision for the unpaid portion of the amended assessment, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible and interest on overpayment of tax.

Net income. Net income decreased from US$604.3 million in fiscal year 2012 to US$45.5 million in fiscal year 2013. Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments decreased 2% from US$144.3 million in fiscal year 2012 to US$140.8 million in fiscal year 2013.

James Hardie FY 2013 20-F	100

Year Ended 31 March 2012 Compared to Year Ended 31 March 2011

The following table shows our selected financial and operating data for operations for fiscal years 2011 and 2010, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2012	2011	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$862.0	$814.0	6%
Asia Pacific Fibre Cement	375.5	353.0	6

Total net sales	1,237.5	1,167.0	6
Cost of goods sold	(830.5)	(775.1)	(7)

Gross profit	407.0	391.9	4
Selling, general and administrative expenses	(191.0)	(173.4)	(10)
Research and development expenses	(30.4)	(28.0)	(9)
Asset impairments	(14.3)	—	—
Asbestos adjustments	(15.8)	(85.8)	82

Operating income	155.5	104.7	49
Net interest expense	(7.4)	(4.4)	(68)
Other income (expense)	3.0	(3.7)	—

Income before income taxes	151.1	96.6	56
Income tax benefit (expense)	453.2	(443.6)	—

Net income (loss)	$604.3	$(347.0)	—

Volume (mmsf):
USA and Europe Fibre Cement	1,331.8	1,248.0	7%
Asia Pacific Fibre Cement	392.3	407.8	(4)

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$ 647	US$ 652	(1)
Asia Pacific Fibre Cement	A$ 916	A$ 916	—

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

James Hardie FY 2013 20-F	101

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

USA and Europe Fibre Cement gross profit increased 3% compared to the prior year, of which 7% was due to higher sales volume and 4% due to improved plant performance, partially offset by 3% due to a lower average net sales price, 3% due to freight costs and 2% due to higher fixed costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 0.7 percentage points in fiscal year 2012.

Asia Pacific Fibre Cement gross profit increased 6% compared to fiscal year 2011. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar resulted in a 10% increase in US dollar gross profit. In Australian dollars, Asia Pacific Fibre Cement gross profit decreased 4% compared to fiscal year 2011, primarily driven by a 4% reduction in sales volume compared to fiscal year 2011. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.1 percentage points in fiscal year 2012.

SG&A expenses. SG&A expenses increased 10%, from US$173.4 million in fiscal year 2011 to US$191.0 million in fiscal year 2012, primarily due to higher employment costs in the USA and Europe Fibre Cement segment and the inclusion of recoveries from third parties of US$10.3 million in fiscal year 2011 related to the costs of the ASIC proceedings for certain of the ten former officers and directors, as further explained below. As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.4%. As a percentage of sales, SG&A expenses excluding the recovery of ASIC costs in the prior corresponding period decreased 0.3 percentage points to 15.4%.

James Hardie FY 2013 20-F	102

SG&A expenses in fiscal year 2012 included non-claims handling related operating expenses of AICF of US$2.8 million, compared to US$2.2 million in fiscal year 2011.

ASIC Proceedings

Legal costs incurred in the ASIC proceedings in fiscal year 2012 were US$1.1 million. The Company’s cumulative net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 March 2012 have totalled US$15.5 million, net of third-party recoveries.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Readers are referred to Note 13 of our consolidated financial statements and Section 3, “Legal Proceedings” for further information about the ASIC proceedings.

R&D expenses. R&D expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the R&D segment rather than attributed to individual business units. These costs were 11% higher for fiscal year 2012 at US$18.8 million compared to fiscal year 2011.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 5% higher for fiscal year 2012 at US$11.6 million, compared to fiscal year 2011.

Asset impairment. The Company recorded an asset impairment charge of US$14.3 million in fiscal year 2012 related to machinery and equipment in the USA and Europe Fibre Cement segment.

Asbestos adjustments. The Company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government in November 2006 and approved by the Company’s security holders in February 2007.

The discounted central estimate of the asbestos liability has increased from A$1.478 billion at 31 March 2011 to A$1.580 billion at 31 March 2012. The increase in the discounted central estimate of A$102.0 million is primarily due to lower discount rates, partially offset by a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the Company’s consolidated balance sheet in US dollars is subject to adjustment, with a corresponding effect on the Company’s consolidated statement of operations and comprehensive income (loss), depending on the closing exchange rate between the two currencies at the balance sheet date.

During fiscal year 2012, the Australian dollar depreciated against the US dollar by 1%, compared to a 13% appreciation in fiscal year 2011.

James Hardie FY 2013 20-F	103

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

AICF Loan Facility

On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under Facility with The State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

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

Readers are referred to Note 11 of our consolidated financial statements for further information.

James Hardie FY 2013 20-F	104

Operating income. Operating income increased 49% to US$155.5 million in fiscal year 2012, compared to US$104.7 million in fiscal year 2011. Operating income in fiscal year 2012 included net unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million, ASIC expenses of US$1.1 million, asset impairments of US$14.3 million and New Zealand product liability expenses of US$5.4 million. In fiscal year 2011, operating income included net unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit related to ASIC proceedings of US$8.7 million.

USA and Europe Fibre Cement operating income decreased from US$160.3 million in fiscal year 2011 to US$148.4 million in fiscal year 2012. The decrease in operating income was impacted by an asset impairment charge of US$14.3 million compared to nil in fiscal year 2011, higher fixed manufacturing and organisational costs, higher freight costs and a lower average net sales price, partially offset by higher sales volume and improved plant performance. The USA and Europe Fibre Cement operating income margin was 2.5 percentage points lower at 17.2% in fiscal year 2012. Excluding asset impairment charges, operating income increased 1%, from US$160.3 million in fiscal year 2011 to US$162.7 million in fiscal year 2012 and operating income margin was 0.8 percentage points lower at 18.9%.

Asia Pacific Fibre Cement operating income increased 1% from US$79.4 million in fiscal year 2011 to US$80.3 million in fiscal year 2012. In Australian dollars, Asia Pacific Fibre Cement operating income decreased 9% due to due to lower sales volume, unfavourable geographic mix, higher labour costs and higher New Zealand product liability expenses, partially offset by price increases. The Asia Pacific Fibre Cement operating income margin was 1.1 percentage points higher at 21.4% in fiscal year 2012. Excluding New Zealand product liability expenses, operating income increased from US$79.4 million in fiscal year 2011 to US$85.7 million in fiscal year 2012 and operating income margin was 0.3 percentage points higher at 22.8%.

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

Other income (expense). Other income (expense) moved from an expense of US$3.7 million in fiscal year 2011 to income of US$3.0 million in fiscal year 2012. Movements in other income (expense) are solely due to changes in the fair value accounting of interest rate swap contracts, which were favourably impacted by an increase in medium term US dollar interest rates.

James Hardie FY 2013 20-F	105

Income tax benefit (expense). The Company’s effective tax benefit rate was 299.9% in fiscal year 2012 compared to an effective tax rate of 459.2% during fiscal year 2011, resulting in an income tax expense of US$443.6 million in fiscal year 2011, compared to an income tax benefit of US$453.2 million in fiscal year 2012, as further explained below. During fiscal year 2011 and 2012, the effective tax rate was materially impacted by the ATO’s 1999 amended tax assessment, which was successfully appealed by RCI in fiscal year 2012. The effective tax rate in fiscal year 2012 was also impacted by unfavourable asbestos adjustments of US$15.8 million, asset impairment charges of US$14.3 million, New Zealand legacy product liability expenses of US$5.4 million and AICF SG&A expenses of US$2.8 million. In fiscal year 2011, the effective tax rate was also impacted by unfavourable asbestos adjustments of US$85.8 million and AICF SG&A expenses of US$2.2 million.

Income tax expense excluding asbestos and tax adjustments decreased from US$56.0 million in fiscal year 2011 to US$42.9 million in fiscal year 2012. The effective tax rate excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments was 23.1% in fiscal year 2012, compared to 31.1% in fiscal year 2011, due to a higher proportion of taxable earnings in jurisdictions with lower statutory income tax rates. The Company’s geographic mix of earnings and expenses is also affected by fluctuations in foreign currency exchange rates of the US dollar to relevant local jurisdiction currencies.

Tax Adjustments. The Company recorded net favourable tax adjustments of US$493.4 million in fiscal year 2012, compared to net unfavourable tax adjustments of US$380.7 million in fiscal year 2011.

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

Net income (loss). Net income was US$604.3 million in fiscal year 2012, compared to a loss of US$347.0 million in fiscal year 2011. Net income excluding asbestos, asset impairments, New Zealand product liability expenses, ASIC expenses and tax adjustments increased 24% from US$116.7 million in fiscal year 2011 to US$144.3 million in fiscal year 2012.

Impact of Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards board (“FASB”) issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

James Hardie FY 2013 20-F	106

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

In February 2013, the FASB issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Liquidity and Capital Resources

Overview

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

Excluding AICF’s drawdown on its standby loan facility with the NSW Government (which the Company is not a party to, guarantor of or security provider in respect of AICF loan facility), we moved to a net cash position of US$153.7 million at 31 March 2013 compared to US$265.4 million at 31 March 2012.

James Hardie FY 2013 20-F	107

As of 31 March 2013, we had credit facilities totaling US$405.0 million, of which no amounts were drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2013
Description	Effective Interest Rate	Total Facility	Principal Drawn
	(Millions of US dollars)
Term facilities, can be drawn in US$, variable interest rates based on the London Interbank Offered Rate (“LIBOR”) plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

The weighted average interest rate on the Company’s total outstanding debt was nil at 31 March 2013 and 2012, respectively.

The Company replaced term facilities of US$230.0 million, which matured in March 2013, with new facilities totaling US$355.0 million; US$50.0 million of these facilities mature in March 2016, US$190.0 million mature in April 2016, US$40.0 million mature in March 2017 and US$75.0 million mature in April 2017.

The Company draws down and repays amounts available under its term facilities throughout the financial year. During the year ended 31 March 2013, the Company drew down and repaid US$330.0 million under the Company’s term facilities. The weighted average remaining term of all debt facilities is 3.1 years at 31 March 2013.

The Company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The Company expects to expand production capacity in anticipation of the continued improvement of the operating environment and expects to incur significant capital expenditures to increase production capacity to meet anticipated demand increases in its major markets. The Company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The Company anticipates that any additional cash requirements will be met from existing cash balances, unutilised committed credit facilities and anticipated future net operating cash flow.

At 31 March 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not

James Hardie FY 2013 20-F	108

exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

Cash Flow — Year Ended 31 March 2013 compared to Year ended 31 March 2012

Net operating cash flow decreased from US$387.2 million in fiscal year 2012 to US$109.3 million in fiscal year 2013. The movement in net operating cash flow was primarily driven by the Company’s current year tax payment of US$81.3 million in respect of the 2012 fiscal year compared to a cash refund of US$396.3 million which was received in the prior year. Both the tax payment and the cash refund arose from the conclusion of RCI’s disputed amended tax assessment with the ATO. Additionally, the Company made a contribution to AICF of US$45.4 million (A$45.2 million) in July 2012, compared to the prior year contribution of US$51.5 million (A$48.9 million) and early contribution of US$138.7 million (A$132.3 million). The early contribution was reflected as Restricted cash at 31 March 2012.

Further, net operating cash flows in the prior year included a tax refund of US$12.3 million and a payment of withholding taxes of US$35.5 million, arising from the Company’s corporate structure simplification as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.

Net cash used in investing activities increased from US$49.9 million in fiscal year 2012 to US$59.7 million in fiscal year 2013. The increase was primarily due to higher capital expenditures for the purchase of property plant and equipment of US$61.1 million in fiscal year 2013 compared to US$35.8 million in fiscal year 2012. This increase was partially offset by a deposit of US$14.4 million made in fiscal year 2012 for the acquisition of the assets of a US business engaged in the pultrusion of fibreglass profiles, which was completed in the first quarter of fiscal year 2013.

Net cash used in financing activities increased from US$84.4 million in fiscal year 2012 to US$158.7 million in fiscal year 2013 primarily due to dividends paid of US$188.5 million in fiscal year 2013 compared to US$17.4 million in fiscal year 2012. This increase was partially offset by a reduction in our outstanding term facilities of US$59.0 million during fiscal year 2012 compared to nil in fiscal year 2013. Additionally, fiscal year 2013 repurchases of common stock were nil compared to US$19.0 million during fiscal year 2012.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2013, we met our capital expenditure requirements through a combination of internal cash and funds from our credit facilities. We currently expect to spend

James Hardie FY 2013 20-F	109

approximately US$150 million in fiscal year 2014 for capital expenditures, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$153.7 million at 31 March 2013 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

Subject to the terms and conditions of the AFFA, we are required to fund AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the Company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. Further contributions of A$118.0 million (US$110.0 million) (including interest payments), A$72.8 million (US$63.7 million), A$48.9 million (US$51.5 million) and US$184.1 million (A$177.5 million) were made in fiscal years 2009, 2011, 2012 and 2013, respectively. Under the terms of the AFFA, we were not required to make a contribution to AICF in fiscal years 2008 and 2010.

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the Company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The Company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In accordance with the terms of the AFFA, the Company does not anticipate making a contribution to AICF in respect of the year ended 31 March 2013.

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

We believe our business is affected by general economic conditions, the availability of financing, mortgage and other interest rates, inflation, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the regions in which we operate. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely impacted our business. We expect that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in our operations generating cash flow sufficient to fund the majority of our planned capital expenditures. It is possible that a slower recovery than expected in new housing starts in the United States or in other countries in which we manufacture

James Hardie FY 2013 20-F	110

and sell our products would negatively impact our growth and our current levels of revenue and profitability and therefore decrease our liquidity and ability to generate sufficient cash from operations to meet our capital requirements.

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2013, the average NBSK pulp price relative to our US business was US$878 per ton, a decrease of 8% compared to fiscal year 2012. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US decreased in fiscal year 2013 and are expected to decrease slightly in fiscal year 2014 as improved processes and project savings offset supply constraints for trucks as the broader economy improves and the cost of fuel remains high.

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

Capital Expenditures

Our total capital expenditures for fiscal years 2013, 2012 and 2011 were US$61.1 million, US$35.8 million and US$50.3 million, respectively.

Refer to “Property, Plants and Equipment—Capital Expenditures” in Section 1 of this report for further discussion and a listing of our significant capital expenditures in fiscal years 2013 and 2012.

Capital Management and Dividends

On 17 May 2011, we announced that we were seeking to acquire up to 5% of our issued capital via an on-market share buyback during the twelve month period which ended on 21 May 2012. We acquired 3.4 million shares during fiscal year 2012 at an aggregate cost of US$19.0 million (A$19.1 million) at an average price paid per share of US$5.55 (A$5.59) under this previous share buyback program. As of 31 March 2012, all acquired shares were officially cancelled.

On 21 May 2012, we announced a new share buyback program to acquire up to 5% of its issued capital over the subsequent 12 month period. No shares were bought back during the year ended 31 March 2013.

In fiscal year 2012, we paid a dividend to shareholders of US4.0 cents per security (“FY2012 first half dividend”). The total amount of the FY2012 first half dividend was US$17.4 million.

On 22 July 2012, we paid a dividend of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million. The FY2012 second half dividend, when added to the FY2012 first half dividend of US4.0 cents per security, paid from earnings

James Hardie FY 2013 20-F	111

in the first half of fiscal year 2012, brings the fiscal year 2012 full year dividend to US42.0 cents per security. On 25 January 2013, we paid a dividend to shareholders of US5.0 cents per security (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million.

During fiscal year 2013 we paid dividends to shareholders totaling US43.0 cents per security. The total amount of the dividends paid during fiscal year 2013 was US$188.5 million.

On 23 May 2013, we announced an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”). The FY2013 second half dividend and the FY2013 special dividend are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013.

The FY2013 second half dividend and the FY2013 special dividend, together totalling US37.0 cents per security, when added to the FY2013 first half dividend of US5.0 cents per security, paid from earnings of the first half of fiscal year 2013, brings the fiscal year 2013 full year dividend to US42.0 cents per security (approximately US$185.5 million). This equals the fiscal year 2012 full year dividend of US42.0 cents per security (US$183.8 million), as discussed above.

The FY2013 second half dividend announced on 23 May 2013 represents an early increase in the Company’s dividend payout ratio from between 20% and 30% to between 30% and 50% of net income (excluding asbestos adjustments), which was announced in November 2012 to apply for fiscal year 2014 onwards. The special dividend represents amounts that were not utilised in our share buyback program which expired in May 2013.

On 23 May 2013, we also announced a new share buyback program to acquire up to 5% of its issued capital. The actual shares that we may buyback will be subject to share price levels, consideration of the effect of the share buyback on return on equity, and capital requirements.

If and to the extent we do not undertake share buybacks during fiscal year 2014 we will consider further distributions to shareholders over and above those contemplated under our dividend policy subject to:

—	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

—	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

—	global economic conditions and outlook; and

—	total net operating profit (excluding asbestos adjustments) for fiscal year 2014.

James Hardie FY 2013 20-F	112

Contractual Obligations

The following table summarises our contractual obligations at 31 March 2013:

	Payments Due During Fiscal Year Ending 31 March

(Millions of US dollars)	Total	2014		2015 to 2016		2017 to 2018		Beyond 5 Years
Asbestos Liability[1]	$1,693.7	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	—		—		—		—		—
Estimated interest payments on Long-Term Debt[2]	18.1		4.0		7.3		6.8		—
Long-Term Debt – AICF loan facility[3]	—		—		—		—		—
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	—		—		—		—		—
Operating Leases	85.4		21.2		36.9		14.0		13.3
Purchase Obligations[5]	—		—		—		—		—

Total	$1,797.2		$25.2		$44.2		$20.8		$13.3

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

[2]

Interest amounts are estimates based on debt remaining unchanged from the 31 March 2013 balance and interest rates remaining consistent with the rates at 31 March 2013. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our debt facilities. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2018 as such amounts are not reasonably estimable.

[3]

On 3 April 2013, all amounts outstanding under AICF loan facility were fully repaid. JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows.

[4]

On 3 April 2013, all amounts outstanding under AICF loan facility were fully repaid. The Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

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

James Hardie FY 2013 20-F	113

Off-Balance Sheet Arrangements

As of 31 March 2013 and 2012, we did not have any material off-balance sheet arrangements.

Research and Development

For fiscal years 2013, 2012 and 2011, our expenses for research and development were US$37.2 million, US$30.4 million and US$28.0 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavor. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

Outlook and Trend Information

The US operating environment continues to reflect an increasing number of housing starts and improving house values. According to the NAHB, single-family building permits in calendar year 2012 were up 24%, with multi-family building permits up 53%, relative to the prior calendar year. In addition, the NAHB suggests that activity in the US repair and remodel market has increased during the year ended 31 March 2013 relative to the prior corresponding period. The NAHB expects growth of the repair and remodel market to continue into calendar year 2013, albeit at a slower rate than the new housing market.

The Company expects that the improvement in the US operating environment reflects a sustainable recovery in US housing, although the recovery is expected to occur over a protracted period. In anticipation of the ongoing recovery, the Company is investing in capacity expansions through the re-commissioning of idled facilities, as well as funding market and organisational development.

If the underlying market demand and average net sales price in the US business improve as expected, the Company anticipates that operating income to revenue margin in financial year 2014 will increase as the growth in sales revenue exceeds spending on organisational initiatives. These gains are expected to result in an operating income to revenue margin above 20% in the USA and Europe Fibre Cement segment.

The operating environment in Australia is likely to remain relatively subdued and the Company is not anticipating any substantial increase in net sales this calendar year. However, the strong upward trends in the New Zealand construction market that were experienced in calendar year 2013 are expected to continue. The Philippines operating environment is likely to remain robust and the business is expected to contribute improved operating earnings over the next twelve months.

James Hardie FY 2013 20-F	114

James Hardie Industries plc

Consolidated Financial Statements

James Hardie FY 2013 20-F	115

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2013, based on criteria established in internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 23 May 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

23 May 2013

James Hardie FY 2013 20-F	116

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March 2013	31 March 2012
Assets
Current assets:
Cash and cash equivalents	$153.7	$265.4
Restricted cash and cash equivalents	2.5	140.4
Restricted cash and cash equivalents - Asbestos	126.4	59.0
Restricted short-term investments - Asbestos	7.1	6.0
Accounts and other receivables, net of allowance for doubtful accounts of US$2.1 million and US$2.3 million as of 31 March 2013 and 31 March 2012, respectively	143.4	137.7
Inventories	172.1	179.8
Prepaid expenses and other current assets	19.2	18.8
Insurance receivable - Asbestos	22.2	19.9
Workers’ compensation - Asbestos	0.9	0.5
Deferred income taxes	24.9	15.9
Deferred income taxes - Asbestos	18.6	23.0

Total current assets	691.0	866.4
Restricted cash and cash equivalents	2.5	3.5
Property, plant and equipment, net	658.9	674.7
Insurance receivable - Asbestos	209.4	208.6
Workers’ compensation - Asbestos	60.7	83.4
Deferred income taxes	20.6	11.1
Deferred income taxes - Asbestos	434.1	421.5
Other assets	30.4	40.8

Total assets	$2,107.6	$2,310.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$98.1	$92.6
Current portion of long-term debt - Asbestos	-	30.9
Accrued payroll and employee benefits	44.0	45.4
Accrued product warranties	6.6	7.4
Income taxes payable	6.0	81.7
Asbestos liability	135.0	125.3
Workers’ compensation - Asbestos	0.9	0.5
Other liabilities	26.7	19.3

Total current liabilities	317.3	403.1
Deferred income taxes	95.4	100.5
Accrued product warranties	20.5	19.6
Asbestos liability	1,558.7	1,537.3
Workers’ compensation - Asbestos	60.7	83.4
Other liabilities	36.8	39.7

Total liabilities	2,089.4	2,183.6

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 441,644,484 shares issued at 31 March 2013 and 437,175,963 shares issued at 31 March 2012	227.3	224.0
Additional paid-in capital	101.1	67.6
Accumulated deficit	(357.6)	(214.6)
Accumulated other comprehensive income	47.4	49.4

Total shareholders’ equity	18.2	126.4

Total liabilities and shareholders’ equity	$2,107.6	$2,310.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2013 20-F	117

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Years Ended 31 March
(Millions of US dollars, except per share data)	2013	2012	2011

Net sales	$1,321.3	$1,237.5	$1,167.0
Cost of goods sold	(902.0)	(830.5)	(775.1)

Gross profit	419.3	407.0	391.9
Selling, general and administrative expenses	(218.6)	(191.0)	(173.4)
Research and development expenses	(37.2)	(30.4)	(28.0)
Asset impairments	(16.9)	(14.3)	-
Asbestos adjustments	(117.1)	(15.8)	(85.8)

Operating income	29.5	155.5	104.7
Interest expense	(5.5)	(11.2)	(9.0)
Interest income	7.9	3.8	4.6
Other income (expense)	1.8	3.0	(3.7)

Income before income taxes	33.7	151.1	96.6
Income tax benefit (expense)	11.8	453.2	(443.6)

Net income (loss)	$45.5	$604.3	$(347.0)

Net income (loss) per share
Basic	$0.10	$1.39	$(0.80)
Diluted	$0.10	$1.38	$(0.80)
Weighted average common shares outstanding
(Millions):
Basic	439.2	436.2	435.6
Diluted	440.6	437.9	435.6
Comprehensive income (loss):
Net income (loss)	$45.5	$604.3	$(347.0)
Pension and post-retirement benefit adjustments	-	-	1.3
Unrealised gain on investments	0.9	0.1	1.3
Currency translation adjustments	(2.9)	(5.9)	(6.6)

Comprehensive income (loss)	$43.5	$598.5	$(351.0)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2013 20-F	118

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

Cash Flows From Operating Activities
Net income (loss)	$45.5	$604.3	$(347.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	61.2	65.2	62.9
Deferred income taxes	(52.8)	11.3	(21.9)
Pension cost	-	-	1.3
Stock-based compensation	7.0	7.8	9.1
Asbestos adjustments	117.1	15.8	85.8
Asset impairments	16.9	14.3	-
Tax benefit from stock options exercised	(3.5)	-	(0.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	224.7	(59.1)	63.3
Restricted short-term investments	(0.1)	(0.1)	9.7
Payment to AICF	(184.1)	(51.5)	(63.7)
Accounts and other receivables	(5.0)	2.2	24.9
Inventories	8.0	(26.7)	(8.1)
Prepaid expenses and other assets	8.8	19.2	6.3
Insurance receivable - Asbestos	36.8	25.0	22.9
Accounts payable and accrued liabilities	(46.0)	87.4	(7.7)
Asbestos liability	(127.6)	(106.3)	(97.8)
Deposit with Australian Taxation Office	-	-	254.3
Australian Taxation Office - amended assessment	-	(197.4)	190.4
Other accrued liabilities	2.4	(24.2)	(37.1)

Net cash provided by operating activities	$109.3	$387.2	$147.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(61.1)	$(35.8)	$(50.3)
Proceeds from sale of property, plant and equipment	1.4	0.3	0.7
Deposit on acquisition	-	(14.4)	-

Net cash used in investing activities	$(59.7)	$(49.9)	$(49.6)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	330.0	160.0	460.0
Repayments of long-term borrowings	(330.0)	(219.0)	(555.0)
Proceeds from issuance of shares	26.3	11.0	4.9
Tax benefit from stock options exercised	3.5	-	0.4
Common stock repurchased and retired	-	(19.0)	-
Dividends paid	(188.5)	(17.4)	-

Net cash used in financing activities	$(158.7)	$(84.4)	$(89.7)

Effects of exchange rate changes on cash	$(2.6)	$(6.1)	$(8.5)

Net (decrease) increase in cash and cash equivalents	(111.7)	246.8	(0.6)
Cash and cash equivalents at beginning of period	265.4	18.6	19.2

Cash and cash equivalents at end of period	$153.7	$265.4	$18.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$55.5	$256.1	$9.5
Short-term deposits	98.2	9.3	9.1

Cash and cash equivalents at end of period	$153.7	$265.4	$18.6

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$0.1	$11.2	$9.1
Cash paid during the year for income taxes, net	$83.3	$29.5	$38.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2013 20-F	119

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$-	$59.2	$(117.9)

Net loss	-	-	(347.0)	-	-	(347.0)
Other comprehensive loss	-	-	-	-	(4.0)	(4.0)
Stock-based compensation	0.7	8.4	-	-	-	9.1
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.7	4.2	-	-	-	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$-	$55.2	$(454.5)

Net income	-	-	604.3	-	-	604.3
Other comprehensive loss	-	-	-	-	(5.8)	(5.8)
Stock-based compensation	2.0	5.8	-	-	-	7.8
Equity awards exercised	1.3	9.7	-	-	-	11.0
Dividends paid	-	-	(17.4)	-	-	(17.4)
Treasury stock purchased	-	-	-	(19.0)	-	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	-	-

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$-	$49.4	$126.4

Net income	-	-	45.5	-	-	45.5
Other comprehensive loss	-	-	-	-	(2.0)	(2.0)
Stock-based compensation	0.6	6.4	-	-	-	7.0
Tax benefit from stock options exercised	-	3.5	-	-	-	3.5
Equity awards exercised	2.7	23.6	-	-	-	26.3
Dividends paid	-	-	(188.5)	-	-	(188.5)

Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	$18.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2013 20-F	120

James Hardie Industries plc

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

On 15 October 2012, the Company was transformed from an Irish SE to an Irish plc and now operates under the name of James Hardie Industries plc.

Nature of Operations

James Hardie Industries plc (formerly James Hardie Industries SE) manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

2.  Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ equity (deficit).

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all intercompany transactions and balances are eliminated.

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

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation into US dollars at each reporting date.

James Hardie FY 2013 20-F	121

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

(US$1 = A$)	2013	31 March 2012	2011
Assets and liabilities	0.9597	0.9614	0.9676
Statements of operations	0.9694	0.9573	1.0584
Cash flows - beginning cash	0.9614	0.9676	1.0919
Cash flows - ending cash	0.9597	0.9614	0.9676
Cash flows - current period movements	0.9694	0.9573	1.0584

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	40
Building improvements	5 to 40
Manufacturing machinery	10 to 20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

James Hardie FY 2013 20-F	122

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognised at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximise the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded asset impairment charges of US$16.9 million, US$14.3 million and nil during the years ended 31 March 2013, 2012 and 2011, respectively. Readers are referred to Note 7 for additional information.

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

James Hardie FY 2013 20-F	123

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of our revenue is made through distributors under a consignment agreement whereby revenue is not recognised until the risks and obligations of ownership have been transferred to the consignee.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$8.9 million, US$8.6 million and US$7.9 million during the years ended 31 March 2013, 2012 and 2011, respectively.

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

James Hardie FY 2013 20-F	124

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

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

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo method.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.

James Hardie FY 2013 20-F	125

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2013	2012	2011

Basic common shares outstanding	439.2	436.2	435.6
Dilutive effect of stock awards	1.4	1.7	-

Diluted common shares outstanding	440.6	437.9	435.6

(US dollars)	2013	2012	2011

Net income (loss) per share - basic	$0.10	$1.39	$(0.80)
Net income (loss) per share - diluted	$0.10	$1.38	$(0.80)

Potential common shares of 4.4 million, 11.1 million and 13.8 million for the years ended 31 March 2013, 2012 and 2011, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

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

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original FFA entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuarial as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca, Amaba and ABN 60 (collectively, the “Former James Hardie Companies”)) are found liable.

James Hardie FY 2013 20-F	126

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

AICF

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations and comprehensive income (loss) when realised.

For the year ended 31 March 2013, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations and comprehensive income (loss).

James Hardie FY 2013 20-F	127

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

Asbestos Adjustments

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the consolidated statements of operations and comprehensive income (loss) during the period in which the adjustments occur.

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

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

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

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie FY 2013 20-F	128

James Hardie Industries plc

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

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income (loss).

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

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statements of operations and comprehensive income (loss).

James Hardie FY 2013 20-F	129

James Hardie Industries plc

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

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

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

James Hardie FY 2013 20-F	130

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

In February 2013, the FASB issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2013	2012

Cash at bank and on hand	$55.5	$256.1
Short-term deposits	98.2	9.3

Total cash and cash equivalents	$153.7	$265.4

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million and US$5.2 million related to an insurance policy at 31 March 2013 and 2012, respectively, which restricts the cash from use for general corporate purposes.

Restricted cash and cash equivalents at 31 March 2012 reflects US$138.7 million related to the Company’s early contribution to AICF as a result of the favourable outcome of RCI’s appeal of the ATO 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2013	2012

Trade receivables	$128.5	$123.3
Other receivables and advances	17.0	16.7
Allowance for doubtful accounts	(2.1)	(2.3)

Total accounts and other receivables	$143.4	$137.7

James Hardie FY 2013 20-F	131

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectibility based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2013	2012
Balance at beginning of period	$2.3	$2.7
Charged to expense	1.0	-
Recoveries	(1.2)	(0.4)

Balance at end of period	$2.1	$2.3

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2013	2012

Finished goods	$115.8	$117.9
Work-in-process	7.6	9.0
Raw materials and supplies	55.1	58.2
Provision for obsolete finished goods and raw materials	(6.4)	(5.3)

Total inventories	$172.1	$179.8

As of 31 March 2013 and 2012, US$19.2 million and US$12.5 million, respectively, of our finished goods inventory balance was held at third-party consignment locations.

James Hardie FY 2013 20-F	132

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress[1]	Total

Cost or valuation:
At 31 March 2011	$18.3	$210.4	$981.2	$43.2	$1,253.1
Additions	-	-	28.6	7.2	35.8
Disposals	-	-	(2.9)	-	(2.9)
Impairment	-	-	(26.0)	-	(26.0)
Exchange differences	-	0.1	4.0	-	4.1
Other	-	-	-	0.5	0.5

At 31 March 2012	$18.3	$210.5	$984.9	$50.9	$1,264.6
Additions	0.2	3.0	47.7	10.2	61.1
Disposals	-	-	(7.3)	-	(7.3)
Impairment	-	(3.5)	(33.6)	-	(37.1)
Exchange differences	-	0.2	3.0	-	3.2

At 31 March 2013	$18.5	$210.2	$994.7	$61.1	$1,284.5

Accumulated depreciation:
At 31 March 2011	$-	$(67.3)	$(469.4)	$-	$(536.7)
Charge for the year	-	(8.8)	(56.4)	-	(65.2)
Disposals	-	-	2.6	-	2.6
Impairment	-	-	11.7	-	11.7
Exchange differences	-	(0.1)	(2.2)	-	(2.3)

At 31 March 2012	$-	$(76.2)	$(513.7)	$-	$(589.9)
Charge for the year	-	(8.8)	(51.2)	-	(60.0)
Disposals	-	-	6.5	-	6.5
Impairment	-	-	20.2	-	20.2
Exchange differences	-	(0.2)	(1.6)	-	(1.8)
Other	-	-	(0.6)	-	(0.6)

At 31 March 2013	$-	$(85.2)	$(540.4)	$-	$(625.6)

Net book amount:
At 31 March 2012	$18.3	$134.3	$471.2	$50.9	$674.7
At 31 March 2013	$18.5	$125.0	$454.3	$61.1	$658.9

[1]	Construction in progress consists of plant expansions and upgrades.

Depreciation expense for the years ended 31 March 2013 and 2012 was US$60.0 million and US$65.2 million, respectively. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$2.1 million and US$2.3 million as of 31 March 2013 and 2012, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the year ended 31 March 2013, the Company recorded asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment. During the fourth quarter, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result the Company recorded impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant during the fourth quarter. The remaining impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer utilised to manufacture products and

James Hardie FY 2013 20-F	133

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market. The estimated fair value for the impaired property, plant and equipment was based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

During the year ended 31 March 2012, the Company recorded an asset impairment charge of US$14.3 million related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2013	2012

Trade creditors	$69.6	$67.3
Other creditors and accruals	28.5	25.3

Total accounts payable and accrued liabilities	$98.1	$92.6

9.  Long-Term Debt

At 31 March 2013, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	50.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$405.0	$-

James Hardie FY 2013 20-F	134

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The Company replaced term facilities of US$230.0 million, which matured in February and March 2013, with new facilities totaling US$355.0 million; US$50.0 million of these facilities mature in March 2016, US$190.0 million mature in April 2016, US$40.0 million mature in March 2017 and US$75.0 million mature in April 2017, as noted in the table above.

At 31 March 2013, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 March 2013 and 2012, respectively, and the weighted average term of all debt facilities is 3.1 years at 31 March 2013. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

The Company draws down and repays amounts available under its term facilities throughout the financial year. During the year ended 31 March 2013, the Company drew down and repaid US$330.0 million under the Company’s term facilities.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ LIBOR plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

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

James Hardie FY 2013 20-F	135

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

Balance at beginning of period	$27.0	$26.2	$24.9
Accruals for product warranties	12.1	13.1	9.1
Settlements made in cash or in kind	(12.0)	(12.3)	(7.8)

Balance at end of period	$27.1	$27.0	$26.2

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income (loss) comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Change in estimates:
Change in actuarial estimate - asbestos liability	$(163.0)	$(67.8)	$9.8
Change in actuarial estimate - insurance receivable	27.9	49.8	(0.5)
Change in estimate - AICF claims-handling costs	5.9	8.4	12.2

Subtotal - Change in estimates	(129.2)	(9.6)	21.5

Write-back of insurance receivables	11.9	-	-
Gain (Loss) on foreign currency exchange	0.2	(6.2)	(107.3)

Total Asbestos Adjustments	$(117.1)	$(15.8)	$(85.8)

James Hardie FY 2013 20-F	136

James Hardie Industries plc

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

	31 March
(Millions of US dollars)	2013	2012
Asbestos liability – current	$(135.0)	$(125.3)
Asbestos liability – non-current	(1,558.7)	(1,537.3)

Asbestos liability – Total	(1,693.7)	(1,662.6)

Insurance receivable – current	22.2	19.9
Insurance receivable – non-current	209.4	208.6

Insurance receivable – Total	231.6	228.5

Workers’ compensation asset – current	0.9	0.5
Workers’ compensation asset – non-current	60.7	83.4
Workers’ compensation liability – current	(0.9)	(0.5)
Workers’ compensation liability – non-current	(60.7)	(83.4)

Workers’ compensation – Total	-	-

Loan facility	-	(30.9)
Other net liabilities	(1.6)	(2.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	133.5	65.0

Net AFFA liability	$(1,330.2)	$(1,402.3)

Deferred income taxes – current	18.6	23.0
Deferred income taxes – non-current	434.1	421.5

Deferred income taxes – Total	452.7	444.5

Income tax payable	25.9	18.5

Net Unfunded AFFA liability, net of tax	$(851.6)	$(939.3)

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the Company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The Company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early

James Hardie FY 2013 20-F	137

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

contribution based on the Company’s free cash flow for the year ended 31 March 2012, the Company does not anticipate making a contribution to AICF in respect of the year ended 31 March 2013.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

The changes in the asbestos liability for the year ended 31 March 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2012	A$(1,598.4)	0.9614	$ (1,662.6)
Asbestos claims paid[1]	121.3	0.9694	125.1
AICF claims-handling costs incurred[1]	2.4	0.9694	2.5
Change in actuarial estimate[2]	(156.4)	0.9597	(163.0)
Change in estimate of AICF claims-handling costs[2]	5.7	0.9597	5.9
Loss on foreign currency exchange			(1.6)

Asbestos liability – 31 March 2013	A$(1,625.4)	0.9597	$ (1,693.7)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2012	A$219.7	0.9614	$ 228.5
Insurance recoveries[1]	(35.7)	0.9694	(36.8)
Write-back of insurance receivable[3]	11.5	0.9717	11.9
Change in actuarial estimate[2]	26.8	0.9597	27.9
Gain on foreign currency exchange			0.1

Insurance receivable – 31 March 2013	A$222.3	0.9597	$ 231.6

Included in insurance receivable is US$6.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie FY 2013 20-F	138

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes—asbestos for the year ended 31 March 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2012	A$ 427.3	0.9614	$ 444.5
Amounts offset against income tax payable[1]	(24.8)	0.9694	(25.6)
AICF earnings¹	31.9	0.9694	32.9
Gain on foreign currency exchange			0.9

Deferred tax assets – 31 March 2013	A$ 434.4	0.9597	$ 452.7

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2013 is used to convert the Australian dollar amount to US dollars as the adjustment was made on that date.

[3]	The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2013 and 2012, this amount was US$25.6 million and US$23.1 million, respectively. During the year ended 31 March 2013, there was a US$0.7 million unfavourable effect of foreign currency exchange.

Other Net Assets (Liabilities)

Other net assets (liabilities) include a provision for asbestos-related education and medical research contributions of US$1.9 million and US$2.3 million at 31 March 2013 and 2012, respectively.

Also included in other net assets (liabilities) are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of US$0.3 million and nil at 31 March 2013 and 2012, respectively. During the year ended 31 March 2013, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and are reflected as Restricted cash and cash equivalents – Asbestos on the consolidated balance sheet as of 31 March 2013.

James Hardie FY 2013 20-F	139

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

At 31 March 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.9 million. This appreciation in the fair value of investments is recorded in Other Comprehensive Income.

The changes in restricted cash and short-term investments of AICF for the year ended 31 March 2013 are set forth in the table below:

(Millions of US dollars)	A$ Millions	A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$ 62.5	0.9614	$ 65.0
Asbestos claims paid[1]	(121.3)	0.9694	(125.1)
Payments received in accordance with AFFA[2]	177.5	0.9641	184.1
AICF operating costs paid – claims-handling[1]	(2.4)	0.9694	(2.5)
AICF operating costs paid – non claims-handling[1]	(1.6)	0.9694	(1.7)
Insurance recoveries[1]	35.7	0.9694	36.8
Interest and investment income[1]	6.8	0.9694	7.0
Unrealised gain on investments[1]	0.9	0.9694	0.9
NSW loan repayment²	(29.7)	0.9901	(30.0)
Other[1]	(0.3)	0.9694	(0.3)
Loss on foreign currency exchange			(0.7)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$ 128.1	0.9597	$ 133.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rates on the date the transactions occurred are used to convert the Australian dollar amounts to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2013. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.7 billion (US$1.8 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2013 and to adjust for payments made to claimants during the year then ended.

James Hardie FY 2013 20-F	140

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2013, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$342.9 million (US$357.3 million) after making a general credit risk allowance for insurance carriers for A$27.4 million (US$28.6 million) and an allowance for A$52.7 million (US$54.9 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.6 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.2 billion (US$4.4 billion) as of 31 March 2013. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2013 financial year, mesothelioma claims reporting activity has been above actuarial expectations for the first time since the 2009 financial year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. For example, if the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 45%.

James Hardie FY 2013 20-F	141

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2013		2012		2011		2010		2009

Number of open claims at beginning of period		592		564		529		534		523
Number of new claims		542		456		494		535		607
Number of closed claims[1]		672		428		459		540		596
Number of open claims at end of period		462		592		564		529		534
Average settlement amount per settled claim	A$	231,313	A$	218,610	A$	204,366	A$	190,627	A$	190,638
Average settlement amount per case closed	A$	200,561	A$	198,179	A$	173,199	A$	171,917	A$	168,248

Average settlement amount per settled claim	US$	238,615	US$	228,361	US$	193,090	US$	162,250	US$	151,300
Average settlement amount per case closed	US$	206,892	US$	207,019	US$	163,642	US$	146,325	US$	133,530

[1]

Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

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

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into the Facility with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$333.4 million, based on the exchange rate at 31 March 2013).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2013, the discounted value of insurance policies was A$216.3 million (US$225.4 million, based on the exchange rate at 31 March 2013).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount

James Hardie FY 2013 20-F	142

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

available to be drawn is subject to periodic review by the NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

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

James Hardie FY 2013 20-F	143

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

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

At 31 March 2013, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

James Hardie FY 2013 20-F	144

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 March 2013, no debt was outstanding under the Company’s existing credit facilities.

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the consolidated statements of operations and comprehensive income (loss) in Other Income (Expense). At 31 March 2013 and 2012, the Company had interest rate swap contracts with a total notional principal of US$25.0 million and US$100.0 million, respectively. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

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

At 31 March 2013, the weighted average fixed interest rate of these contracts is 2.7% and the weighted average remaining life is 2.0 years. These contracts have a fair value of US$1.3 million, which is included in Accounts Payable. For the years ended 31 March 2013 and 2012, the Company included in Other Income (Expense) an unrealised gain of US$1.8 million and US$3.0 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$2.1 million and US$7.5 million for the years ended 31 March 2013 and 2012, respectively.

James Hardie FY 2013 20-F	145

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2013 according to the valuation techniques the Company used to determine their fair values.

(Millions of US dollars)	Fair Value at 31 March 2013	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$153.7	$153.7	$-	$-
Restricted cash and cash equivalents	131.4	131.4	-	-
Restricted short-term investments	7.1	-	7.1	-

Total Assets	$292.2	$285.1	$7.1	$-

Liabilities
Interest rate swap contracts included in Accounts Payable	1.3	-	1.3	-

Total Liabilities	$1.3	$-	$1.3	$-

13.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, New Zealand product liability claims and income taxes as described in these financial statements.

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

The Company and nine of the former directors and officers lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

James Hardie FY 2013 20-F	146

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment of US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matters for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court also granted the special leave application for one of the former officers, with the other former officer withdrawing his application. Appeals brought by ASIC and the Company’s former non-executive directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal with costs and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims by the non-executive directors and former officer to be excused from liability, penalty and disqualification and on certain questions concerning costs and, instead, remitted these matters back to the Court of Appeal for further consideration.

The Court of Appeal heard submissions on the matters remitted by the High Court over a three-day period commencing 20 August 2012. The Court of Appeal delivered its judgment on 12 November 2012. In respect of five of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$25,000 and in respect of two of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$20,000. The Court of Appeal also imposed banning orders on each of the non-executive directors, which restrict them from serving as a director for various lengths of time, the longest of which is through 30 April 2013. The Court of Appeal ordered that the former officer pay a penalty of A$75,000 plus interest and be banned from acting as a director for a period of seven years commencing on 27 August 2009. The Court of Appeal made costs orders against the former non-executive directors and former officer in respect of some of ASIC’s costs incurred in the various Court of Appeal proceedings. The parties made further submissions to the Court of Appeal in respect of the remaining costs issues.

The amount of ASIC’s costs that the Company is required to pay as a result of costs orders made in these proceedings (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal and those which may be

James Hardie FY 2013 20-F	147

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

payable by the Company under indemnities) is contingent on a number of factors. These include, without limitation, whether the costs incurred by ASIC on issues in respect of which costs orders are made are reasonable having regard to the issues pursued in the case by ASIC, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues for which ASIC is awarded costs (since ASIC is not entitled to certain costs including but not limited to costs of a previous claim and related order against the Company that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings for which the Company is not liable or in respect of which costs orders are not made or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing).

In April 2013, ASIC commenced without prejudice discussions with the Company, former non-executive directors and former officer in relation to the amount of costs payable to ASIC under certain of the various costs orders made to date in these proceedings. A decision from the Court of Appeal on the outstanding costs issues in dispute between ASIC and the former non-executive directors and former officer is awaited. In respect of the costs payable by the Company under orders made against the Company and under indemnities, the Company has recorded a provision of US$2.0 million as of 31 March 2013. The Company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Throughout the proceedings, the Company has paid a proportion of the costs of the former non-executive directors and the former executive, with the remaining costs being met by third parties. It is the Company’s policy to expense legal costs as incurred.

New Zealand Product Liability

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

James Hardie FY 2013 20-F	148

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The Company has made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2013. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$15.2 million at 31 March 2013. During the year ended 31 March 2013, the Company’s New Zealand subsidiaries recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company’s New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s New Zealand subsidiaries rights of third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2013. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys, completed on 12 April 2010 and in April 2012, indicated the Ministry of Education’s national exposure to weathertightness risk to be approximately NZ$1.5 billion. This amount was derived by conducting visual surveys to form a high-level review of potential risk of damage due to moisture ingress, but did not employ the use of destructive testing or internal inspections. The amount of exposure to potential damage due to weathertightness risk identified in

James Hardie FY 2013 20-F	149

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

these reports may not represent damage actually incurred nor correspond with the amount of loss ultimately asserted by the Ministry of Education in the claim. In addition, the estimated remedial costs set forth in these reports are subject to inherent limitations in quantifying weathertightness risk based on limited information, as outlined in each report.

The reports having been commissioned by the Ministry of Education, the Company is unable to adequately scrutinise the reasonableness of the data inputs used or the manner in which inherent uncertainties were overcome in deriving the amount of weathertightness risk exposure. The actual amount of damage could be materially higher or lower than the amount noted by each surveyor, and may not be indicative of the actual amount of loss ultimately asserted by the Ministry of Education in the future for the purposes of the claim.

The amount of loss the Company may be liable to pay, if any, is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to the Company’s New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on the Company’s financial position, results of operations and cash flows in future periods. The Company and its New Zealand subsidiaries are continuing to assess the merits of the claim and intend to vigorously defend against the allegations made. The Company is not yet able to determine the amount of any loss or range of loss, if any, the New Zealand subsidiaries may become liable for in future periods.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2013:

Years ending 31 March (Millions of US dollars):
2014	$21.2
2015	19.7
2016	17.2
2017	7.2
2018	6.8
Thereafter	13.3

Total	$85.4

Rental expense amounted to US$16.2 million, US$16.0 million and US$15.3 million for the years ended 31 March 2013, 2012 and 2011, respectively.

James Hardie FY 2013 20-F	150

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were nil at 31 March 2013.

14.  Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

Income (loss) from operations before income taxes:
Domestic[1]	$110.6	$97.1	$66.5
Foreign	(76.9)	54.0	30.1

Total income before income taxes	$33.7	$151.1	$96.6

Income tax (expense) benefit:
Current:
Domestic[1]	$(5.3)	$(2.5)	$(15.6)
Foreign	(14.7)	454.3	(447.4)

Current income tax (expense) benefit	(20.0)	451.8	(463.0)

Deferred:
Domestic[1]	0.7	(4.2)	(22.2)
Foreign	31.1	5.6	41.6

Deferred income tax benefit	31.8	1.4	19.4

Total income tax benefit (expense)	$11.8	$453.2	$(443.6)

[1]	Since JHI plc became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie FY 2013 20-F	151

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Income tax benefit (expense) at statutory tax rates	$8.8	$(28.4)	$(18.3)
US state income taxes, net of the federal benefit	(0.1)	(0.8)	(1.7)
Asbestos - effect of foreign exchange	(0.3)	(1.9)	(31.7)
Expenses not deductible	(2.0)	(0.7)	(4.0)
Non-assessable items	1.8	0.4	-
Repatriation of foreign earnings	2.7	(0.1)	(32.6)
Amortisation of intangibles	2.0	1.7	(5.9)
Taxes on foreign income	(1.6)	2.6	(2.0)
Tax assessment in dispute	-	478.4	(349.1)
Other permanent items	0.5	2.0	1.7

Total income tax benefit (expense)	$11.8	$453.2	$(443.6)

Effective tax (benefit) rate	(35.0)%	(299.9)%	459.2%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Deferred tax assets:
Asbestos liability	$452.7	$444.5
Other provisions and accruals	56.5	49.0
Net operating loss carryforwards	18.9	11.0
Foreign tax credit carryforwards	123.9	130.2
Capital loss carryforwards	34.5	34.5

Total deferred tax assets	686.5	669.2
Valuation allowance	(165.1)	(172.3)

Total deferred tax assets, net of valuation allowance	521.4	496.9

Deferred tax liabilities:
Depreciable and amortisable assets	(110.8)	(117.3)
Other	(7.8)	(8.6)

Total deferred tax liabilities	(118.6)	(125.9)

Net deferred tax assets	$402.8	$371.0

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised.

At 31 March 2013, the Company had a US tax loss carry-forward of US$4.1 million that will expire in 2031.

At 31 March 2013, the Company had European tax loss carry-forwards of approximately US$24.1 million that are available to offset future taxable income, of which US$19.5 million will never expire. Carry-forwards of US$4.6 million will expire in fiscal years 2016 through 2018. At 31 March 2013, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

James Hardie FY 2013 20-F	152

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

At 31 March 2013, the Company had US$115.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2013, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards. There was no change in the valuation allowance in fiscal year 2013 due to foreign currency fluctuations. Additionally, the Company has Australian tax loss carry-forwards of US$31.4 million that will never expire.

At 31 March 2013, the Company had foreign tax credit carry-forwards of US$123.9 million that are available to offset future taxes payable. At 31 March 2013, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2013. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2013, the undistributed earnings of non-Irish subsidiaries approximated US$654.6 million. The Company intends to indefinitely reinvest its undistributed earnings of subsidiaries owned by its US subsidiary and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

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

In fiscal years 2013, 2012 and 2011, the Company recorded an income tax benefit of US$0.2 million, income tax expense of US$0.5 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by the IRS for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to

James Hardie FY 2013 20-F	153

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

tax year 2008. The Company is no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2009.

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

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2010 during the period in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2010 during the period in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2013.

James Hardie FY 2013 20-F	154

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties

Balance at 31 March 2010	$7.7	$(26.9)

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	-
Additions for tax positions of prior year	-	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	-
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

Additions for tax positions of the current year	0.1	-
Additions (deletions) for tax positions of prior year	2.6	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	(1.0)	-

Balance at 31 March 2013	$1.5	$0.1

As of 31 March 2013, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$1.5 million and US$0.1 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2013, income of US$0.8 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. During the prior year, the total amount of interest and penalties recognised in income tax expense was US$6.1 million.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the

James Hardie FY 2013 20-F	155

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

15.  Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$10.8 million, US$11.1 million and US$11.3 million for the years ended 31 March 2013, 2012 and 2011, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$7.0 million, US$7.8 million and US$9.1 million for the years ended 31 March 2013, 2012 and 2011, respectively. Included in stock-based compensation expense for the years ended 31 March 2013, 2012 and 2011 is US$3.8 million, US$3.3 million and US$2.2 million, respectively, related to liability-classified awards. As of 31 March 2013, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$11.3 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

JHI plc 2001 Equity Incentive Plan

Under the JHI plc 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders in 2011. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI plc. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 265,988 and 285,358 restricted stock units to its employees in the years ended 31 March 2013 and 2012, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2013, there were 579,432 restricted stock units outstanding under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a LTIP to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders

James Hardie FY 2013 20-F	156

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders in 2012.

As of 31 March 2013, the Company had granted 7,265,992 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2013, there were 1,677,102 options and 3,424,936 restricted stock units outstanding under the LTIP.

The following table summarises the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Equity Incentive Plan at 31 March 2013, 2012 and 2011:

Shares Available for Grant
Balance at 31 March 2011	26,588,283

Granted	(1,303,209)
Forfeited	-
Forfeitures available for re-grant	410,914

Balance at 31 March 2012	25,695,988

Granted	(1,415,605)
Forfeited	-
Forfeitures available for re-grant	223,400

Balance at 31 March 2013	24,503,783

James Hardie FY 2013 20-F	157

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Stock Options

There were no stock options granted during the years ended 31 March 2013, 2012 and 2011. The following table summarises the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2011	11,355,295	7.40

Exercised	(1,682,841)	6.25
Forfeited	(587,314)	7.76
Forfeitures available for re-grant	–

Balance at 31 March 2012	9,085,140	7.59

Exercised	(3,622,106)	7.01
Forfeited	(306,898)	8.56
Forfeitures available for re-grant	–

Balance at 31 March 2013	5,156,136	7.94

The total intrinsic value of stock options exercised was A$7.2 million, A$2.0 million and A$0.6 million for the years ended 31 March 2013, 2012 and 2011, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$3.5 million, nil and US$0.4 million for the years ended 31 March 2013, 2012 and 2011, respectively.

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2013:

Options Outstanding and Exercisable
Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
285,750	1.7	5.99	1,148,715
93,000	1.9	6.30	345,030
624,254	4.7	6.38	2,266,042
298,000	0.7	7.05	882,080
932,502	4.4	7.83	2,032,854
1,515,530	3.6	8.40	2,440,003
1,392,100	2.7	8.90	1,545,231
15,000	2.9	9.50	7,650

5,156,136	3.3	7.94	10,667,605

James Hardie FY 2013 20-F	158

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$10.01 as of 31 March 2013, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (US$)
Non-vested at 31 March 2011	5,112,095	4.52

Granted	1,303,209	4.92
Vested	(2,527,601)	3.13
Forfeited	(210,192)	5.35

Non-vested at 31 March 2012	3,677,511	5.57

Granted	1,415,605	8.41
Vested	(846,415)	7.13
Forfeited	(242,333)	5.96

Non-vested at 31 March 2013	4,004,368	6.13

Restricted Stock – service vesting

On 7 December 2012 and 2011, the Company granted 265,988 and 281,556 restricted stock units (service vesting), respectively, to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

On 7 December 2012 and 2011, 240,645 and 81,619 restricted stock units (service vesting), respectively, that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Additionally, on 17 December 2011 and 30 May 2011, 316,283 and 925,024 restricted stock units (service vesting), respectively, that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

James Hardie FY 2013 20-F	159

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Restricted Stock – performance vesting

The Company granted 450,336 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 14 September 2012 as part of the FY2013 long-term incentive award. The vesting of the restricted stock units is deferred for three years and is subject to a ROCE performance hurdle being met. The vesting of the restricted stock units is also subject to limited negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012 as part of the FY2012 long-term incentive award. On 7 June 2011, the Company granted 63,146 restricted stock units with a performance vesting condition under the LTIP. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 432,654 and 954,705 restricted stock units (market condition) to senior executives on 14 September 2012 and 15 September 2011, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates the Monte Carlo method. The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2013 and 2012:

Date of grant	14 Sep 2012	15 Sep 2011
Dividend yield (per annum)	1.5%	2.0%
Expected volatility	52.2%	51.9%
Risk free interest rate	0.7%	1.0%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	8.95	5.64
Number of restricted stock units	432,654	954,705

James Hardie FY 2013 20-F	160

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

On 15 September 2011 and 17 December 2011, 760,037 and 385,288 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock on the vesting date.

Under the terms of the LTIP, the Company granted awards equivalent to 506,627 and 716,536 Scorecard LTI units during the years ended 31 March 2013 and 2012, respectively, which provide recipients a cash incentive based in JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

16.	Capital Management and Dividends

During the year ended 31 March 2012, the Company acquired approximately 3.4 million shares of its common stock under a share repurchase program announced on 17 May 2011. The acquired shares had an aggregate cost of US$19.0 million (A$19.1 million) and the average price paid per share of common stock was US$5.55 (A$5.59). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

On 21 May 2012, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. No securities were bought back during the year ended 31 March 2013.

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

On 25 January 2013, the Company paid a dividend to shareholders of US5.0 cents per security (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million.

On 23 May 2013 the Company declared an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”). The FY2013 second half dividend and the FY2013 special dividend are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013.

17.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement

James Hardie FY 2013 20-F	161

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

USA & Europe Fibre Cement	$951.4	$862.0	$814.0
Asia Pacific Fibre Cement	369.9	375.5	353.0

Worldwide total	$1,321.3	$1,237.5	$1,167.0

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

USA & Europe Fibre Cement2, [3]	$145.6	$148.4	$160.3
Asia Pacific Fibre Cement2, [8]	61.7	80.3	79.4
Research and Development[2]	(26.0)	(20.7)	(20.1)

Segments total	181.3	208.0	219.6
General Corporate[4]	(151.8)	(52.5)	(114.9)

Total operating income	29.5	155.5	104.7
Net interest income (expense)[5]	2.4	(7.4)	(4.4)
Other income (expense)	1.8	3.0	(3.7)

Worldwide total	$33.7	$151.1	$96.6

	Total Identifiable Assets 31 March
(Millions of US dollars)	2013	2012

USA & Europe Fibre Cement	$725.0	$749.1
Asia Pacific Fibre Cement	230.7	238.4
Research and Development	20.9	15.6

Segments total	976.6	1,003.1
General Corporate6, [7]	1,131.0	1,306.9

Worldwide total	$2,107.6	$2,310.0

James Hardie FY 2013 20-F	162

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2013	2012	2011

USA	$923.8	$833.9	$789.2
Australia	272.0	282.4	266.4
New Zealand	56.1	54.4	52.9
Other Countries	69.4	66.8	58.5

Worldwide total	$1,321.3	$1,237.5	$1,167.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2013	2012

USA	$734.2	$748.5
Australia	156.3	160.5
New Zealand	39.8	43.7
Other Countries	46.3	50.4

Segments total	976.6	1,003.1
General Corporate6, [7]	1,131.0	1,306.9

Worldwide total	$2,107.6	$2,310.0

[1]	Export sales and inter-segmental sales are not significant.

[2]

Research and development costs of US$11.9 million, US$10.1 million and US$9.7 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.7 million, US$1.6 million and US$1.4 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$23.6 million, US$18.7 million and US$16.9 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.4 million, US$2.0 million and US$3.2 million in fiscal years 2013, 2012 and 2011, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$37.2 million, US$30.4 million and US$28.0 million for the years ended 31 March 2013, 2012 and 2011, respectively.

[3]

Included in the USA and Europe Fibre Cement segment for the years ended 31 March 2013, 2012 and 2011 are asset impairment charges of US$16.9 million, US$14.3 million and nil, respectively. See Note 7 for further information.

[4]

The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in the General Corporate segment for the year ended 31 March 2013 are unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million and ASIC expenses of US$2.6 million. Included in the General Corporate segment for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million. Included in the General Corporate segment for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings.

James Hardie FY 2013 20-F	163

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

[5]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$7.0 million, US$3.3 million and US$4.3 million in fiscal years 2013, 2012 and 2011, respectively. See Note 11 for more information.

[6]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

[7]	Asbestos-related assets at 31 March 2013 and 2012 are US$882.8 million and US$825.2 million, respectively, and are included in the General Corporate segment.

[8]

Included in the Asia Pacific Fibre Cement segment for the years ended 31 March 2013, 2012 and 2011 is an increase to the provision for New Zealand product liability claims of US$13.2 million, US$5.4 million and US$1.4 million, respectively. See Note 13 for more information.

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

These two customers’ accounts receivable represented 22% and 21% of the Company’s trade accounts receivable at 31 March 2013 and 2012, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2013		2012		2011
		%		%		%
Customer A	$223.0	16.9%	$207.4	16.8%	$208.9	17.9%
Customer B	137.7	10.4%	135.7	11.0%	134.0	11.5%

	$360.7		$343.1		$342.9

Approximately 30% and 33% of the Company’s net sales in fiscal year 2013 and 2012, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie FY 2013 20-F	164

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

18.	Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2013, US$106.5 million (A$105.0 million) of available-for-sale securities held by AICF matured, resulting in a realised gain of US$2.7 million (A$2.6 million). Accordingly, US$2.7 million (A$2.6 million) was reclassified out of Accumulated Other Comprehensive Income and is reflected as a component of Net Interest Income (Expense) on the consolidated statements of operations and comprehensive income (loss).

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain on Investments	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2012	$(0.3)	$2.6	$47.1	$49.4
Other comprehensive income before reclassifications	-	3.6	(2.9)	0.7
Amounts reclassified from accumulated other comprehensive income to interest income	-	(2.7)	-	(2.7)

Net current-period other comprehensive income	-	0.9	(2.9)	(2.0)

Balance at 31 March 2013	$(0.3)	$3.5	$44.2	$47.4

19.	Acquisitions

During the year ended 31 March 2012, the Company entered into an agreement to acquire the assets of a US business engaged in the pultrusion of fibreglass profiles. The Company made a deposit on the acquisition of US$14.4 million during the fourth quarter of the 2012 financial year. The deposit was reflected within other non-current assets on the consolidated balance sheet at 31 March 2012. The acquisition was completed on 1 April 2012. The acquisition was immaterial to the Company and is consolidated within the USA and Europe Fibre Cement segment.

James Hardie FY 2013 20-F	165

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed related to services provided by our independent registered public accounting firm for fiscal years 2013, 2012 and 2011 were as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Audit Fees[1]	$3.6	$2.6	$2.7
Audit-Related Fees[2]	—	0.1	0.3

[1]

Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2]

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2013, 2012 and 2011.

Our independent registered public accounting firm did not receive any fees for allowable non-audit services or tax advisory services in fiscal years 2013, 2012 or 2011.

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

James Hardie FY 2013 20-F	166

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE

CONSOLIDATED FINANCIAL STATEMENTS)

The information furnished in the selected quarterly financial data for the years ended 31 March 2013 and 2012 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Fiscal Years Ended 31 March 2013 By Quarter				Fiscal Years Ended 31 March 2012 By Quarter
(Millions of US dollars, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$339.7	$334.4	$320.4	$326.8	$313.6	$331.6	$283.0	$309.3
Cost of goods sold	(229.7)	(223.1)	(224.2)	(225.0)	(205.4)	(219.0)	(192.4)	(213.7)

Gross profit	110.0	111.3	96.2	101.8	108.2	112.6	90.6	95.6
Operating income (loss)	82.5	22.8	32.5	(108.3)	17.5	143.6	1.8	(7.4)
Interest expense	(1.3)	(1.3)	(1.4)	(1.5)	(1.7)	(2.1)	(2.3)	(5.1)
Interest income	1.5	1.3	3.5	1.6	0.7	0.9	0.8	1.4
Other income (expense)	0.4	0.3	0.5	0.6	(1.5)	(0.5)	1.5	3.5

Income (loss) before income taxes	83.1	23.1	35.1	(107.6)	15.0	141.9	1.8	(7.6)
Income tax (expense) benefit[1]	(14.6)	(8.1)	(3.6)	38.1	(14.0)	(14.5)	(6.6)	488.3

Net income (loss)	$68.5	$15.0	$31.5	$(69.5)	$1.0	$127.4	$(4.8)	$480.7

Net income (loss) per share - basic	$0.16	$0.03	$0.07	$(0.16)	$-	$0.29	$(0.01)	$1.09
Net income (loss) per share - diluted	$0.16	$0.03	$0.07	$(0.16)	$-	$0.29	$(0.01)	$1.08

[1]	The fourth quarter of fiscal year ended 31 March 2012 includes a tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment.

James Hardie FY 2013 20-F	167

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

ASBESTOS-RELATED RISKS

Our wholly owned Australian Performing Subsidiary, is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI plc (formerly JHI NV and JHI SE), AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

We have recorded a gross asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2013, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax was US$851.6 million at 31 March 2013. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. In fiscal year 2013, we made contributions of US$184.1 million (A$177.5 million) to AICF. From the time AICF was established in February 2007 through May 2013, we have contributed approximately A$599.2 million to the fund. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

James Hardie FY 2013 20-F	168

not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMG Actuarial, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay higher annual funding payments to AICF than currently anticipated and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations and comprehensive income (loss) at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA) because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Prior to 1937, ABN 60, which is now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now also owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (“ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

James Hardie FY 2013 20-F	169

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

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows derived from our Australian operations, and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavourable fluctuations in the US dollar (the majority of our revenues is derived from sales in US dollars) or other currencies against the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the A$/US$ exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2013, 2012 and 2011, we recorded a favourable impact of US$0.2 million, and unfavourable impacts of US$6.2 million and US$107.3 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

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

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies

James Hardie FY 2013 20-F	170

of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.

Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements or the terms of the AFFA may change. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.

There is no certainty that the Facility to AICF will remain in place for the entire term of the Facility.

Drawings under the Facility to AICF, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the Facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the Facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the Facility will remain in place for its intended term.

If the Facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

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

James Hardie FY 2013 20-F	171

liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.

DOMICILE RELATED RISKS

The rules and regulations applying to us as an Irish plc may change.

We became an Irish public limited company in fiscal year 2013. As an Irish plc, our board meetings and all strategic decisions occur in Ireland. However, there can be no assurance that Irish law will not become more restrictive or otherwise disadvantageous to us.

Tax benefits are available under the US-Netherlands Income Tax Treaty to US and Dutch taxpayers that qualify for those benefits. In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the US-Netherlands Tax Treaty is still undetermined for 2010.

On 28 December 2004, the United States and The Netherlands amended the US-Netherlands Income Tax Treaty (prior to amendment, the “Original US-NL Treaty”; post amendment, the “New US-NL Treaty”). We believe that, based on the transitional rules set forth in the New US-NL Treaty, the Original US-NL Treaty applied to us and to our Dutch and US subsidiaries until 31 January 2006. We believe that, under the limitation on benefits (“LOB”) provision of the Original US-NL Treaty, no US withholding tax applied to interest or royalties that our US subsidiaries paid to our Dutch finance subsidiary. The LOB provision of the Original US-NL Treaty had various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we satisfied. If, however, we do not qualify for benefits under the New US-NL Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

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

In spite of a favourable settlement with the Appeals Division of the IRS for calendar years 2006 and 2007, our eligibility for continuing benefits under the New US-NL Treaty is still undetermined for calendar year 2010 (since we became an Irish tax resident and eligible for benefits under the US-Ireland Treaty in June 2010) because such eligibility is determined on an annual basis. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for continuing benefits under the New US-NL Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owed for calendar year 2010, which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie FY 2013 20-F	172

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

In October 2009, we transferred our intellectual property and our treasury and finance operations to Irish resident subsidiaries. We believe that interest and royalties paid by our US subsidiaries to these Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the U.S.-Ireland Treaty. For the period between the incorporation of these subsidiaries until the date that we became a tax resident in Ireland, our Irish subsidiaries qualified for treaty benefits under the “derivative benefits” clause of the US-Ireland Treaty on the basis that we were also eligible for treaty benefits under the amended US-NL Income Tax Treaty.

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

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules generally prohibit the acquisition of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (or persons acting in concert) holds relevant interests increases (i) from 30% or below to over 30% or (ii) from a starting point that is above 30% and below 50%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, the Company may, from time to time,

James Hardie FY 2013 20-F	173

put in place appropriate retention arrangements to ensure that it retains its key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, an Irish company is able to pay dividends and/or conduct a buy-back of shares up to the amount of its distributable profits which are determined under applicable accounting practices generally accepted in Ireland (“Irish GAAP”). We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs as announced in May 2013. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.

In the future, we may be required to withhold Irish dividend withholding tax from distributions made by us to you.

The waiver received from the Irish Revenue authorities in respect of Irish dividend withholding tax, as described in Section 3, “Taxation” expires on 31 July 2013. After 31 July 2013, ie for our FY2014 half year dividend onwards, we may be required to withhold Irish dividend withholding tax from distributions made by us to you unless you complete and provide to us a Dividend Withholding Tax form as prescribed by Irish Revenue.

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

James Hardie FY 2013 20-F	174

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

Any slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices and increased foreclosures could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

Our two largest customers individually account for over 10% of our net sales. These two customers’ accounts receivable represented 22% and 21% of our trade accounts receivable at 31 March 2013 and 2012, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.

We are expanding production capacity in anticipation of the continued improvement of the operating environment and we expect to incur significant capital expenditures in fiscal year 2014 and beyond to meet anticipated demand increases in major markets.

James Hardie FY 2013 20-F	175

For example, we currently expect to spend approximately US$150 million in fiscal year 2014 on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fibre cement technologies.

We may incur unforeseen delays and/or cost overruns due to a variety of factors, including but not limited to an overall decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor leading to a loss in market share or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

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

Our Irish residency could also result in increased negative publicity related to the Company. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which conduct substantial business in the US but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the Special Commission Inquiry and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.

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

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 30%, 33% and 32% of our net sales in fiscal years 2013, 2012 and 2011, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. Although we may enter into such financial instruments from time to time to manage our foreign exchange risks, we did

James Hardie FY 2013 20-F	176

not have any material foreign exchange contracts outstanding at 31 March 2013. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may be adversely affected by the current disruptions and volatility in the Eurozone.

The Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to general fiscal and economic weakening, including in Ireland, the Company’s country of domicile. Concerns regarding the Eurozone sovereign debt and banking crisis have resulted in instability and uncertainty in financial markets and adversely impacted market sentiment across Europe. These negative trends have caused considerable turbulence on the global financial and credit markets due to concerns related to the possible downgrading of the sovereign debt and fiscal instability of several Eurozone countries.

The ongoing uncertainty surrounding conditions in the Eurozone, and the impact it has on the world financial markets, may result in reduced access to credit for the Company. In addition, if conditions in the Eurozone deteriorate and the initiatives being implemented to resolve the sovereign debt and banking crisis ultimately fail, there is a risk of departure from the Euro by one or more Eurozone countries, which may lead to volatility in foreign exchange rates as the negative effects of such a departure impact the world financial markets. Also, rescue measures that are or may be implemented to address the Eurozone sovereign debt and banking crisis may result in significant changes to the current tax structure in Eurozone countries, which could have a significant adverse effect on the Company’s effective tax rate on earnings.

Any such adverse consequences from the current disruptions and volatility in the Eurozone could have a material adverse effect on our financial position, results of operations and cash flows.

If payouts for product liability claims resulting from allegations of product defects exceed our insurance coverage, these payouts could result in a material adverse effect on our business.

The actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage is adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are subject to joint and several liability. The successful assertion of one or more claims against us, or a co-defendant, that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Losses and expenses relating to the New Zealand product liability claims could have a material adverse effect on our business.

Since fiscal year 2002, our New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

James Hardie FY 2013 20-F	177

We recognise a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to our New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which our New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

The amount of provision for asserted and unasserted product liability claims in New Zealand, net of estimated third-party recoveries, is US$15.2 million at 31 March 2013. During the year ended 31 March 2013 the Company recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims. Due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, we believe it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2013. The provision and estimated additional loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from historical claims experience, then the actual amount of losses incurred may be materially higher or lower than the Company’s estimates. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The amount of provision, net of estimated third-party recoveries, and additional loss noted above is exclusive of a representative action initiated by the New Zealand Ministry of Education. For the risks and uncertainties associated with this matter, including the risk of material losses and expenses, see the separate New Zealand Ministry of Education risk factor, below.

Losses and expenses relating to the New Zealand Ministry of Education claim could have a material adverse effect on our business.

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys indicated the Ministry of Education’s national exposure to weathertightness risk to be approximately NZ$1.5 billion. Historically, our New Zealand subsidiaries have been joined to these New Zealand product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in our New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, our

James Hardie FY 2013 20-F	178

New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The amount of loss that the New Zealand subsidiaries may be liable to pay, if any, is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to the Company’s New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. The Company and its New Zealand subsidiaries are continuing to assess the merits of the claim and intend to vigorously defend against the allegations made. The Company is not yet able to determine the amount of any loss or range of loss, if any, the New Zealand subsidiaries may become liable for in future periods. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on the Company’s financial position, results of operations and cash flows in future periods.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a prorated 50-year limited warranty offering until 2009 and a non-prorated 30-year limited warranty offering thereafter and to present for certain of our fibre cement siding products in the United States. In total, as of 31 March 2013, we have accrued US$27.1 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters (i) the air, soil, and water quality of our plants and (ii) the use, handling, storage, disposal and remediation of hazardous substances currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any hazardous substance contamination at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to hazardous substances or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing, and product installation, demolition, and handling or use. The inhalation of respirable crystalline silica, identified as a carcinogen by the State of California and other governmental entities, at high and prolonged exposure levels is known to be associated with silicosis and has been the subject of extensive tort litigation. If current standards are heightened, we may also face future costs related to engineering and compliance to meet these new standards or regulations relating to crystalline silica. Additionally, there is a risk that claims for silica-related health effects could be made against us resulting in litigation. Although we carry what we believe to be appropriate workers compensation and third-party liability insurance limits, we cannot assure you that we will have

James Hardie FY 2013 20-F	179

adequate limits or resources to satisfy any future silica-related health effect claims. Nor can we assure you that this coverage will continue to be available at reasonable rates in the future. In addition, our sales could decrease if silica-related claims are made against us, or regulations impact the use of our products, and as a result, potential users may decide not to use our products. Such outcomes may have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, hazardous substances, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other than existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost to procure energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business which could have a material adverse effect on our business.

Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2013, the average NBSK pulp price relative to our US business was US$878 per ton, a decrease of 8% compared to fiscal year 2012. In April 2013, the average NBSK pulp price relative to our US business increased to US$930 per ton.

Freight costs in the US were also lower in fiscal year 2013 compared to the prior year. Freight costs are expected to decrease slightly in fiscal year 2014 as compared to fiscal year 2013.

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

The continued development of builder and consumer preference for our fibre cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, a failure to maintain and increase builder and consumer acceptance of our fibre cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.

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

James Hardie FY 2013 20-F	180

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

Our reliance on third-party distribution channels could impact our business.

We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject the Company to losses and affect its ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. Further, our ability to effectively manage inventory levels at distributor locations may be impaired under such arrangements, which could increase expenses associated with excess and obsolete inventory and negatively impact cash flows.

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

James Hardie FY 2013 20-F	181

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

Severe weather, natural disasters and climate change could have an adverse effect on our overall business.

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

James Hardie FY 2013 20-F	182

In the future, we may be unable to renew our credit facilities on their current terms or terms that are customary for other companies in our industry or which have similar credit ratings, or be able to obtain any alternative or additional financing arrangements.

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

James Hardie FY 2013 20-F	183

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

Our systems may be subject to security breaches and other cyber security incidents.

We may face attempts by others to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, or in inappropriate disclosure of proprietary information, it could cause significant damage to our reputation and affect our relationships with our customers and ultimately harm our business.

COMMITMENT TO PROVIDE FUNDING ON A LONG-TERM BASIS IN RESPECT OF ASBESTOS-RELATED LIABILITIES OF FORMER SUBSIDIARIES

The AFFA to provide long-term funding to AICF was approved by shareholders in February 2007. The accounting policies utilised by us to account for the AFFA are described in Note 2 to our consolidated financial statements in Section 2.

James Hardie FY 2013 20-F	184

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income (loss) comprise the following:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Change in estimates:
Change in actuarial estimate – asbestos liability	$(163.0)	$(67.8)	$9.8
Change in actuarial estimate – insurance receivable	27.9	49.8	(0.5)
Change in estimate – AICF claims handling costs	5.9	8.4	12.2

Subtotal – Change in estimates	(129.2)	(9.6)	21.5
Write – back of insurance receivable	11.9	–	–
Gain (loss) on foreign currency exchange	0.2	(6.2)	(107.3)

Total Asbestos Adjustments	$(117.1)	$(15.8)	$(85.8)

Asbestos-Related Assets and Liabilities

Under the terms of the AFFA, we have included on our consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by us as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2013	2012
Asbestos liability – current	$(135.0)	$(125.3)
Asbestos liability – non-current	(1,558.7)	(1,537.3)

Asbestos liability – Total	(1,693.7)	(1,662.6)

Insurance receivable – current	22.2	19.9
Insurance receivable – non-current	209.4	208.6

Insurance receivable – Total	231.6	228.5

Workers’ compensation asset – current	0.9	0.5
Workers’ compensation asset – non-current	60.7	83.4
Workers’ compensation liability – current	(0.9)	(0.5)
Workers’ compensation liability – non-current	(60.7)	(83.4)

Workers’ compensation – Total	—	—

Loan facility	—	(30.9)
Other net liabilities	(1.6)	(2.3)
Restricted cash and cash equivalents and restricted short-term investment assets of AICF	133.5	65.0

Net AFFA liability	(1,330.2)	(1,402.3)

Deferred income taxes – current	18.6	23.0
Deferred income taxes – non-current	434.1	421.5

Deferred income taxes – Total	452.7	444.5

Income tax payable	25.9	18.5

Net Unfunded AFFA liability, net of tax	$(851.6)	$(939.3)

James Hardie FY 2013 20-F	185

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the Company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The Company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early contribution based on the Company’s free cash flow for the year ended 31 March 2012, the Company does not anticipate making a contribution to AICF in respect of the year ended 31 March 2013.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

The changes in the asbestos liability for the year ended 31 March 2013 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)
Asbestos claims paid[1]		121.3	0.9694	125.1
AICF claims-handling costs incurred[1]		2.4	0.9694	2.5
Change in actuarial estimate[2]		(156.4)	0.9597	(163.0)
Change in estimate of AICF claims-handling costs[2]		5.7	0.9597	5.9
Loss on foreign currency exchange				(1.6)

Asbestos liability – 31 March 2013	A$	(1,625.4)	0.9597	$(1,693.7)

—————————

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2013 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

James Hardie FY 2013 20-F	186

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2013 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5
Insurance recoveries[1]		(35.7)	0.9694	(36.8)
Write-back of insurance receivable[3]		11.5	0.9717	11.9
Change in actuarial estimate[2]		26.8	0.9597	27.9
Gain on foreign currency exchange				0.1

Insurance receivable – 31 March 2013	A$	222.3	0.9597	$231.6

—————————

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2013 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Included in insurance receivable is US$6.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes—asbestos for the year ended 31 March 2013 are detailed in the table below:

	A$ Millions		A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2012	A$	427.3	0.9614	$444.5
Amounts offset against income tax payable[1]		(24.8)	0.9694	(25.6)
AICF earnings[1]		31.9	0.9694	32.9
Gain on foreign currency exchange				0.9

Deferred tax assets – 31 March 2013	A$	434.4	0.9597	$452.7

—————————

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2013 and 2012, this amount was US$25.6 million and US$23.1 million, respectively. During the year ended 31 March 2013, there was a US$0.7 million unfavourable effect of foreign currency exchange.

James Hardie FY 2013 20-F	187

Other Net Assets (Liabilities)

Other net assets (liabilities) include a provision for asbestos-related education and medical research contributions of US$1.9 million and US$2.3 million at 31 March 2013 and 2012, respectively.

Also included in other net assets (liabilities) are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of US$0.3 million and nil at 31 March 2013 and 2012, respectively. During the year ended 31 March 2013, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and are reflected as Restricted cash and cash equivalents – Asbestos on the consolidated balance sheet as of 31 March 2013.

At 31 March 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.9 million. This appreciation in the fair value of investments is recorded in Other Comprehensive Income.

The changes in restricted cash and short-term investments of AICF for the year ended 31 March 2013 are set forth in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$ 62.5	0.9614	$ 65.0
Asbestos claims paid[1]	(121.3)	0.9694	(125.1)
Payments received in accordance with AFFA[2]	177.5	0.9641	184.1
AICF operating costs paid – claims handling[1]	(2.4)	0.9694	(2.5)
AICF operating costs paid – non-claims handling[1]	(1.6)	0.9694	(1.7)
Insurance recoveries[1]	35.7	0.9694	36.8
Interest and investment income[1]	6.8	0.9694	7.0
Unrealised gain on investments[1]	0.9	0.9694	0.9
NSW loan repayment[2]	(29.7)	0.9901	(30.0)
Other[1]	(0.3)	0.9694	(0.3)
Loss on foreign currency exchange			(0.7)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$128.1	0.9597	$ 133.5

—————————

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate on the date the transaction occurred is used to convert the Australian dollar amount to US dollars.

James Hardie FY 2013 20-F	188

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2013. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.7 billion (US$1.8 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2013 and to adjust for payments made to claimants during the year then ended.

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2013, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$342.9 million (US$357.3 million) after making a general credit risk allowance for insurance carriers for A$27.4 million (US$28.6 million) and an allowance for A$52.7 million (US$54.9 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to

James Hardie FY 2013 20-F	189

determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.6 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.2 billion (US$4.4 billion) as of 31 March 2013. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2013 financial year, mesothelioma claims reporting activity has been above actuarial expectations for the first time since the 2009 financial year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. For example, if the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 45%.

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

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March
	2013	2012	2011	2010	2009
Number of open claims at beginning of period	592	564	529	534	523
Number of new claims	542	456	494	535	607
Number of closed claims[1]	672	428	459	540	596
Number of open claims at end of period	462	592	564	529	534
Average settlement amount per settled claim	A$231,313	A$218,610	A$204,366	A$190,627	A$190,638
Average settlement amount per settled claim	US$238,615	US$228,361	US$193,090	US$162,250	US$151,300
Average settlement amount per case closed	A$200,561	A$198,179	A$173,199	A$171,917	A$168,248
Average settlement amount per case closed	US$206,892	US$207,019	US$163,642	US$146,325	US$133,530

—————————

[1]

Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the Approved Actuary. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

James Hardie FY 2013 20-F	190

AICF – NSW Government Secured Loan Facility

On 9 December 2010, the Obligors entered into the Facility with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$333.4 million, based on the exchange rate at 31 March 2013).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2013, the discounted value of insurance policies was A$216.3 million (US$225.4 million, based on the exchange rate at 31 March 2013).

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

James Hardie FY 2013 20-F	191

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

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

LEGAL PROCEEDINGS

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, the ASIC proceedings, tax contingencies, New Zealand product liability claims, the New Zealand Ministry of Education matter and the matters described in the Other Legal Matters sections below. For further details, see “Risk Factors” in this Section.

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

James Hardie FY 2013 20-F	192

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

The Company and nine of the former directors and officers lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment of US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction in selling, general and administrative expenses for the year ended 31 March 2011.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors’ costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matters for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court also granted the special leave application for one of the former officers, with the other former officer withdrawing his application. Appeals brought by ASIC and the Company’s former non-executive directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal with costs and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims by the non-executive directors and former officer to be excused from liability, penalty and disqualification and on certain questions concerning costs and, instead, remitted these matters back to the Court of Appeal for further consideration.

The Court of Appeal heard submissions on the matters remitted by the High Court over a three-day period commencing 20 August 2012. The Court of Appeal delivered its judgment on 12 November 2012. In respect of five of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$25,000 and in respect of two of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$20,000. The Court of Appeal also imposed banning orders on each of the non-executive directors, which restrict them from serving as a director for various lengths of time, the longest of which is through 30 April 2013. The Court of Appeal ordered that the former officer pay a penalty of A$75,000 plus interest and be banned from acting as a director for a period of seven years commencing on 27 August 2009. The Court of Appeal made costs orders against the former non-executive directors and former officer in respect of some of ASIC’s costs incurred in the various Court of Appeal proceedings. The parties made further submissions to the Court of Appeal in respect of some remaining costs issues and the Court of Appeal delivered its judgment on these remaining issues on 31 May 2013.

James Hardie FY 2013 20-F	193

The amount of ASIC’s costs that the Company is required to pay as a result of costs orders made in these proceedings is contingent on a number of factors. These include, without limitation, whether the costs incurred by ASIC are reasonable having regard to the issues pursued in the case by ASIC, the number of legal practitioners involved in such legal work and their applicable fee rates, and the associated legal work undertaken specifically in respect of those issues for which ASIC is awarded costs (since ASIC is not entitled to certain costs).

In April 2013, ASIC commenced without prejudice discussions with the Company, former non-executive directors and former officer in relation to the amount of costs payable to ASIC under certain of the various costs orders made to date in these proceedings. In respect of the costs payable by the Company under orders made against the Company and under indemnities, the Company has recorded a provision of US$2.0 million as of 31 March 2013. The Company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Throughout the proceedings, the Company has paid a proportion of the costs of the former non-executive directors and the former executive, with the remaining costs being met by third parties. It is the Company’s policy to expense legal costs as incurred.

For further information, see Note 13 to our consolidated financial statements in Section 2.

Tax Contingencies

Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognise a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.

In fiscal years 2013, 2012 and 2011, we recorded an income tax benefit of US$0.2 million, income tax expense of US$0.5 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2009. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2009.

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

James Hardie FY 2013 20-F	194

domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, we may not qualify for treaty benefits and our effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and we could be liable for taxes owed for calendar year 2010 when we were domiciled in The Netherlands.

We believe that it is more likely than not that we were in compliance and should qualify for treaty benefits for calendar year 2010 when we were domiciled in The Netherlands. Therefore, we believe that the requirements for recording a liability have not been met and therefore we have not recorded any liability at 31 March 2013.

New Zealand Product Liability

Since fiscal year 2002, our New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

We recognise a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to our New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which our New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, our New Zealand subsidiaries have been joined to these New Zealand product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in our New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, our New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

We have made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2013. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$15.2 million at 31 March 2013. During the year ended 31 March 2013 the Company recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, our

James Hardie FY 2013 20-F	195

New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of our New Zealand subsidiaries rights of third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, we believe it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2013. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

For further information, see “Risk Factors” in this Section and Note 13 to our consolidated financial statements in Section 2.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of our New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys, completed on 12 April 2010 and in April 2012, indicated the Ministry of Education’s national exposure to weathertightness risk to be approximately NZ$1.5 billion. This amount was derived by conducting visual surveys to form a high-level review of potential risk of damage due to moisture ingress, but did not employ the use of destructive testing or internal inspections. The amount of exposure to potential damage due to weathertightness risk identified in these reports may not represent damage actually incurred nor correspond with the amount of loss ultimately asserted by the Ministry of Education in the claim. In addition, the estimated remedial costs set forth in these reports are subject to inherent limitations in quantifying weathertightness risk based on limited information, as outlined in each report.

As the reports have been commissioned by the Ministry of Education, we are unable to adequately scrutinise the reasonableness of the data inputs used or the manner in which inherent uncertainties were overcome in deriving the amount of weathertightness risk exposure. The actual amount of damage could be materially higher or lower than the amount noted by each surveyor, and may not be indicative of the actual amount of loss ultimately asserted by the Ministry of Education in the future for the purposes of the claim.

The amount of loss the New Zealand subsidiaries may be liable to pay, if any, is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to our New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on our financial position, results of operations and cash flows in future periods. We and our New Zealand subsidiaries are continuing to assess the merits of the claim and intend to vigorously defend against the allegations

James Hardie FY 2013 20-F	196

made. We are not yet able to determine the amount of any loss or range of loss, if any, the New Zealand subsidiaries may become liable for in future periods.

For further information, see “Risk Factors” in this Section and Note 13 to our consolidated financial statements in Section 2.

Other Legal Matters

Environmental

Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Other Product Liability

As of March 2013, one of our US subsidiaries has been named as a defendant in eleven related lawsuits in eight separate U.S. federal district courts. Four of the lawsuits were filed between March 2012 and March 2013, adding to the seven lawsuits already pending as of the end of March 2012. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by generally the same underlying plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions. Based on available information and circumstances presently known, we believe that the outcome of these related actions will not have a material adverse effect on our financial condition, results of operations or cash flows.

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2013	2012	2011
Fibre Cement United States and Canada	1,681	1,581	1,586
Fibre Cement Australia	446	453	416
Fibre Cement New Zealand	142	143	142
Fibre Cement Philippines	166	154	151
Pipes Australia	62	62	59
Fibre Cement Europe	53	47	43
Research & Development, including Technology	155	128	107
General Corporate	33	36	36

Total Employees	2,738	2,604	2,540

As of the end of 31 March 2013, of the 2,738 average number of people employed, approximately 350 employees were members of labour unions (approximately 300 and 50 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members. The

James Hardie FY 2013 20-F	197

number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labour disputes. We currently have no employees who are members of a union in the United States.

LISTING DETAILS

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through the use of the Clearing House Electronic Subregister System (“CHESS”), via CUFS. CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. The CUFS are listed and traded on the ASX under the symbol “JHX.”

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

Price History

The high and low trading prices of JHI plc CUFS on the ASX are as follows:

Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2013	10.50	6.87
31 March 2012	7.99	4.66
31 March 2011	8.05	5.05
31 March 2010	8.86	3.73
31 March 2009	7.04	2.89
31 March 2008	9.65	5.34

Fiscal quarter ended:
31 March 2013	10.50	9.03
31 December 2012	9.53	8.32
30 September 2012	9.25	7.57
30 June 2012	8.07	6.87
31 March 2012	7.99	6.59
31 December 2011	7.45	5.27
30 September 2011	6.30	4.66
30 June 2011	6.37	5.20

Month ended:
31 May 2013	11.03	9.68
30 April 2013	10.20	9.09
31 March 2013	10.50	9.52
28 February 2013	10.15	9.03
31 January 2013	10.29	9.07
31 December 2012	9.48	8.89

James Hardie FY 2013 20-F	198

The high and low trading prices of JHI plc ADSs on the NYSE are as follows:

Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2013	54.00	34.00
31 March 2012	40.90	25.23
31 March 2011	36.96	22.01
31 March 2010	41.22	14.50
31 March 2009	31.55	9.38
31 March 2008	40.50	23.00

Fiscal quarter ended:
31 March 2013	54.00	47.86
31 December 2012	49.98	44.57
30 September 2012	48.01	39.47
30 June 2012	41.29	34.00
31 March 2012	40.90	34.29
31 December 2011	35.81	25.23
30 September 2011	32.94	25.28
30 June 2011	33.34	27.57

Month ended:
31 May 2013	54.03	46.15
30 April 2013	53.24	46.88
31 March 2013	53.66	49.04
28 February 2013	54.00	47.86
31 January 2013	53.92	48.02
31 December 2012	49.90	46.63

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

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

Trading on the New York Stock Exchange

In the United States, five JHI plc CUFS equal one JHI plc ADS. Our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs

James Hardie FY 2013 20-F	199

should be directed to BNY Mellon, depositary for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a BNY Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.

James Hardie FY 2013 20-F	200

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

On 17 June 2010, we completed our Re-domicile from The Netherlands to Ireland and became an Irish SE company incorporated and existing under the laws of Ireland. On 15 October 2012, we completed our conversion from an Irish SE to become an Irish public limited liability company under Irish law, with the name of James Hardie Industries plc.

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

Key Provisions of our Articles of Association

Purpose of the Company

Our main object, which is stated in our Memorandum of Association, is to:

“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.”

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

James Hardie FY 2013 20-F	201

Our Articles of Association expressly list some, but not all, of the duties of directors.

Under Irish law, directors have a common law fiduciary duty to act in the best interest of Irish plc and to exercise good faith and due care and skill. Directors also have statutory duties that mainly relate to administrative obligations.

Power to vote on compensation:  The maximum aggregate remuneration of the non-executive directors is US$2,000,000 and can be changed from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of eight non-executive directors and the CEO).

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

James Hardie FY 2013 20-F	202

the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorising the board to issue shares).

Our Articles of Association grant these authorisations to the board, which will expire (unless renewed) on 13 August 2017.

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

James Hardie FY 2013 20-F	203

Under Irish Company Law, the Board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish Company Law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.

Unless otherwise required by Irish plc’s Articles of Association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish plc’s issued share capital is present or represented.

Shareholders Meetings and Voting Rights

Our AGMs will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding AGM to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. We must hold an AGM in each calendar year and within nine months after the financial year end and we shall announce the date of each such AGMs no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the declaration of a dividend; (2) the consideration of the accounts, balance sheets and reports of the directors and auditors; (3) the election of directors in the place of those retiring (whether by rotation or otherwise, with rotation occurring at staggered intervals and in any event at least once every three years, except for the CEO, who is not subject to re-election); (4) the fixing of the remuneration of the directors (if required); and (5) the fixing of the remuneration of the auditors.

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

The quorum for general meetings and for meetings of a separate class of shareholders of an Irish plc is one or more persons who alone or jointly hold at least 5% of such Irish plc’s issued share capital or, in the case of a separate class meeting, 5% of the issued share capital of that class. These same quorum requirements also apply to all adjourned meetings.

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

James Hardie FY 2013 20-F	204

All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

—	by instructing CHESS Depository Nominees Pty Limited (“CDN”), as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;

—	by directing CDN to appoint itself (or another person) as the Nominated Proxy pursuant to a voting instruction form provided by the Company; or

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

Annual Report

Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. We prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Irish GAAP and lay those accounts before a general meeting of shareholders.

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

James Hardie FY 2013 20-F	205

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

Our Board determines the record dates at which time registered holders of our shares, including the CHESS Depositary Nominee issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars. The ADS Depositary (Bank of New York Mellon) receives dividends in US dollars directly from JHI plc on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

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

James Hardie FY 2013 20-F	206

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

James Hardie FY 2013 20-F	207

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

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares in Irish plc where:

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

James Hardie FY 2013 20-F	208

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

US Dollar Cash Advance Facilities.  For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March, 2013, there were no facilities drawn under the combined facilities and US$405.0 million was available.

At 31 March 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

Gypsum Indemnity.  We sold our gypsum wallboard manufacturing facilities in April 2002. Under the terms of the sale agreement with the buyer, BPB US Holdings, Inc., we agreed to customary indemnification obligations which generally have expired. However, pursuant to the sale agreement, we agreed to indemnify the buyer for any future liabilities arising from asbestos-related injuries to persons or property arising from our former gypsum business. We are not aware of any asbestos-related claims arising from the gypsum business nor circumstances that would give rise to such claims. Further, our obligation under the sale agreement to indemnify the buyer for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5.0 million in the aggregate, is limited to US$250.0 million in the aggregate and will continue for 30 years after the closing date of the sale of the gypsum business.

Pursuant to the terms of our agreement to sell our gypsum business, we also retained responsibility for any losses incurred by the buyer resulting from environmental conditions at the Duwamish River in the State of Washington so long as notice of a claim was given within 10 years of the closing date and subject to a US$34.5 million limitation. The 10 year period in which to give notice expired in April 2012 and we received no such notice prior to that time period or since.

EXCHANGE CONTROLS

The European Commission has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory

James Hardie FY 2013 20-F	209

instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the European Commission. In addition, we do not conduct business or other revenue-generating activities in these countries.

Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Articles of Association restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI plc and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.

There are no limitations, either by Irish law or in our Articles of Association, on the right of non-residents of Ireland to hold or vote our common stock.

TAXATION

The following summarises the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this annual report. Changes in our organisational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this annual report.

This discussion does not bind either the US or Irish tax authorities or the courts of those jurisdictions. Except where outlined below, we have not sought a ruling nor will we seek a ruling of the US or Irish tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or Ireland would likewise concur.

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

James Hardie FY 2013 20-F	210

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

Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable years ending on or prior to 31 December 2012, “qualified dividend income” is subject to a maximum tax rate of 15%. For taxable income years beginning after 31 December 2012 “qualified dividend income” is only subject to a maximum rate of 15% for taxpayers whose taxable income is below a certain threshold. For taxpayers whose taxable income is above this threshold the maximum rate is 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 15% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the

James Hardie FY 2013 20-F	211

distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, effective 1 January 2013, the Health Care and Education Reconciliation Act of 2010 subjects net investment income (including dividend income) of certain taxpayers to a 3.8% tax rate.

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

Capital Gain Rates.  For individual US Shareholders, the tax rates applicable to capital gain and ordinary income may vary substantially. For calendar year 2012, the highest marginal income tax rate that could apply to the ordinary income of an individual US Shareholder (disregarding the effect of limitations on deductions) was 35%. In contrast, a maximum rate of 15% applied to any net capital gain of an individual US Shareholder if that gain was attributable to the sale or exchange of capital assets held more than one year. Gain attributable to the sale or exchange of capital assets held one year or

James Hardie FY 2013 20-F	212

less is short-term capital gain, taxable at the same rates as ordinary income. In addition, a maximum rate of 15% applies to “qualified dividend income” (as described above). Effective 1 January 2013, long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the Health Care and Education Reconciliation Act of 2010 subjects net investment income (including long and short-term capital gain income) of certain taxpayers to additional tax of 3.8%.

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

US Federal Income Tax Provisions Applicable to Non-United States Holders.  A Non-US Holder means a beneficial owner of our common stock that is (1) a nonresident alien of the United States for US federal income tax purposes; (2) a corporation created or organised in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realised on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on

James Hardie FY 2013 20-F	213

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

James Hardie FY 2013 20-F	214

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

Up to 31 July 2013 non-resident shareholders who are entitled to an exemption, as outlined above, will generally be able to receive dividends without any dividend withholding tax and without the need to complete the aforementioned non-resident declaration forms, pursuant to a waiver we have received from the Irish Revenue authorities.

James Hardie FY 2013 20-F	215

After 31 July 2013 shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

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

Capital Acquisitions Tax.  Irish capital acquisitions tax (“CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax. With effect from 6 December 2012, the rate of CAT increased from 30% to 33%. Gifts and inheritances passing between spouses are exempt from CAT.

Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:

—	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;

—	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or

—	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.

James Hardie FY 2013 20-F	216

Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regards.

A non-Irish domiciled individual will not be regarded as resident or ordinarily resident in Ireland for CAT purposes on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident in Ireland for the five consecutive tax years immediately preceding the year of assessment in which the date falls.

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

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our Corporate Headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

—	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

—	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie FY 2013 20-F	217

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

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Risk Factors” in this Section.

For our fiscal year ended 31 March 2013, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	69.9%	20.6%	4.2%	5.3%
Expenses[2]	62.8%	28.3%	4.1%	4.8%
Liabilities (excluding borrowings)[2]	10.9%	86.6%	1.9%	0.6%

For our fiscal year ended 31 March 2012, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	67.4%	22.8%	4.4%	5.4%
Expenses[2]	66.6%	24.1%	4.2%	5.1%
Liabilities (excluding borrowings)[2]	10.7%	87.3%	1.4%	0.6%

[1]	Comprised of Philippine Pesos and Euros.

[2]

Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, selling general and administrative expenses, research and development expenses and adjustments to the asbestos liability. See “Risk Factors,” “Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” in this Section, and Note 11 of our consolidated financial statements in Section 2 for further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2013, there were no material contracts outstanding.

James Hardie FY 2013 20-F	218

Funding Under the AFFA

The A$ to US$ assets and liabilities rate moved from 0.9614 as of 31 March 2012 to 0.9597 as of 31 March 2013, a 0.2% movement, resulting in a US$0.2 million favourable impact on our fiscal year 2013 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$817.3 million and that we do not hedge this foreign exchange exposure, a 10% movement in the A$ to US$ exchange rate (at the 31 March 2013 exchange rate of 0.9597) would have approximately a US$77.4 million and US$94.6 million favourable and unfavourable impact, respectively, on our net income.

For fiscal year 2012, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$902.9 million and that we did not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the 31 March 2012 exchange rate of 0.9614) would have had approximately an US$85.4 million and US$104.3 million favourable and unfavourable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our credit facilities. As of 31 March 2013 and 2012, all of our credit facilities were subject to variable interest rate. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of the individual lenders and is payable at the end of each draw-down period. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2013, we had interest rate swap contracts with a total notional principal of US$25.0 million and a fair value of US$1.3 million, which are included in Accounts payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2013, we had no amounts outstanding under our credit facilities. However, if we draw-down on the existing credit facilities, we may become exposed to market risk due to changes in the rate at which interest accrues.

For fiscal year 2012, an assumed 10 basis point move in the interest rates applicable to our borrowings (a 10% move against our weighted-average floating rate interest rates as of 31 March 2012) would have had a 0.1% change on our fiscal year 2012 income before income taxes.

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

We have assessed the market risk for pulp and believe that, a US$88 per metric ton movement in market pulp prices, which represents approximately 10% of the average NBSK average pulp price

James Hardie FY 2013 20-F	219

relative to our US business for the year ended 31 March 2013, would have had approximately a 0.9% change in our cost of sales in fiscal year 2013. We have also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2013, would have had approximately a 0.5% change in cost of sales in fiscal year 2013.

For fiscal year 2012, we had assessed the market risk for pulp and believe that, a US$103 per metric ton movement in market pulp prices, which represented approximately 10% of the average NBSK pulp price relative to our US business for the year ended 31 March 2012, would have had approximately a 1.2% change in our cost of sales in fiscal year 2012. We also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2012, would have had approximately a 0.5% change in cost of sales in fiscal year 2012.

AMERICAN DEPOSITARY SHARES

We have listed our securities for trading on the NYSE. We sponsor a program whereby beneficial ownership of five CUFS is represented by one ADS, which is issued by The BNY Mellon. These ADSs trade on the NYSE in the form of ADRs under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays).

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

James Hardie FY 2013 20-F	220

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

BNY Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related maintenance expenses of the American Depositary Receipt program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available is not necessarily tied to the amount of fees the Depositary collects from investors. For fiscal years ended 31 March 2013 and 2012, the Depositary waived US$121,805 and US$121,714, respectively, in fees for standard, out-of-pocket maintenance costs for the administration of the ADR program.

All inquiries and correspondence regarding ADSs should be directed to BNY Mellon, depositary for our ADSs, at 101 Barclay Street, 22W, New York, NY 10286. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@bnymellon.com or visit the website at www.bnymellon.com/shareowner.

James Hardie FY 2013 20-F	221

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

James Hardie Industries plc voting rights:

As of 31 May 2013, James Hardie Industries plc had on issue 441,654,684 CUFS issued over 441,654,684 ordinary shares held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 10,479 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options and RSUs carry no voting rights.

James Hardie Industries plc distribution schedule as at 31 May 2013:

	CUFS		Options
	Holders	Holdings	Holders	Holdings
Size of Holding Range
1-1,000	4,898	2,290,060	-	-
1,001-5,000	4,280	10,054,323	16	34,391
5,001-10,000	734	5,257,619	24	192,377
10,001-100,000	497	11,326,273	57	1,836,446
100,001 and over	70	412,726,409	9	3,082,722
Totals	10,479	441,654,684	106	5,145,936

Based on the closing price of A$9.96 on 31 May 2013, 294 CUFS holders held less than a marketable parcel.

James Hardie Industries plc substantial CUFS holders as at 31 May 2013:

As of 31 May 2013, all issued and outstanding ordinary shares were listed on the ASX in the form of CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our shares based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of 31 May 2013 which was 441,654,684 shares.

Shareholder	Shares Beneficially Owned	Percentage of Shares Outstanding

FMR LLC and FIL Limited[1]	38,801,469	8.79%

Commonwealth Bank of Australia[2]	34,442,731	7.80%

Lazard Asset Management Pacific Co3	33,594,049	7.61%

Baillie Gifford & Co4	31,301,628	7.09%

National Australia Bank Limited Group[5]	28,198,184	6.38%

The Capital Group Companies, Inc[6]	27,010,612	6.12%

Schroder Investment Management Australia Limited[7]	24,136,828	5.47%

BlackRock Group[8]	22,196,091	5.03%

James Hardie FY 2013 20-F	222

[1]

FMR LLC and FIL Limited became a major shareholder on 23 July 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales and purchases, FMR LLC and FIL Limited increased its holding to 38,801,469 shares of our issued share capital on 17 October 2012 in the last notice received.

[2]

Commonwealth Bank of Australia became a major shareholder on 12 November 2009, with a holding of 21,820,423 shares of our issued capital and, through subsequent purchases and sales, increased its holdings of our issued capital to 34,442,731 shares on 19 July 2012 in the last notice received.

[3]

Lazard Asset Management Pacific Co became a major shareholder on 1 April 2004, with a holding of 24,505,916 shares of our issued share capital and, through subsequent purchases and sales, Lazard Asset Management Pacific Co ceased to be a major shareholder on 3 May 2010. On 29 April 2011, Lazard Asset Management Pacific Co became a substantial shareholder again and through subsequent purchases, increased its holding to 33,594,049 shares of our issued share capital on 22 February 2013 in the last notice received.

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

[6]

The Capital Group Companies, Inc became a major shareholder on 8 May 2012, with a holding of 22,021,150 shares of our issued share capital and increased its holding to 27,010,612 shares of our issued share capital on 15 January 2013 in the last notice received.

[7]

Schroder Investment Management Australia Limited became a major shareholder on 28 January 2004, with a holding of 25,485,997 shares of our issued share capital and, through subsequent purchases and sales, Schroder Investment Management Australia Limited decreased its holding to 24,136,828 shares on 30 May 2013 in the last notice received.

[8]

BlackRock Group became a major shareholder on 10 August 2012 with 21,970,820 shares of our issued capital and, through subsequent purchases and sales, they ceased to be a major shareholder on 10 September 2012. On 2 October 2012, their holdings increased to over 5% of our issued share capital, but their substantial holding status again ceased on 2 November 2012. Through subsequent purchases, they became a substantial shareholder again on 8 November 2012, but ceased their substantial holding status on 4 February 2013. BlackRock Group became a substantial shareholder once again by increasing its holding to 22,196,091 shares of our issued share capital on 19 February 2013 in the last notice received.

Ausbil Dexia became a major shareholder on 12 January 2011 with 24,980,920 shares of our issued capital, but their substantial holding status ceased when their holdings of our issued share capital fell below 5% on 4 September 2012 in the last notice received.

Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

James Hardie FY 2013 20-F	223

James Hardie Industries plc 20 largest CUFS holders and their holdings as at 31 May 2013:

Name	Note	CUFS Holdings	%	Position
HSBC Custody Nominees (Australia) Limited	1	140,784,111	31.88	1
JP Morgan Nominees Australia Limited	1	98,360,983	22.27	2
National Nominees Limited	1	85,062,807	19.26	3
Citicorp Nominees Pty Limited	1	23,731,836	5.37	4
Citicorp Nominees Pty Limited	1	21,236,362	4.81	5
JP Morgan Nominees Australia Limited	1	10,495,880	2.38	6
BNP Paribas Noms Pty Ltd	1	9,394,052	2.13	7
AMP Life Limited		2,634,486	0.60	8
HSBC Custody Nominees (Australia) Limited	1	1,598,423	0.36	9
RBC Investor Services Australia Nominees Pty Limited	1	1,440,713	0.33	10
Bond Street Custodians Limited	1	1,254,358	0.28	11
Mirrabooka Investments Limited		1,130,000	0.26	12
Share Direct Nominees Pty Ltd	1	838,000	0.19	13
Millenium Pty Ltd		675,000	0.15	14
BNP Paribas Nominees Pty Ltd	1	666,451	0.15	15
Carlton Hotel Limited		625,362	0.14	16
HSBC Custody Nominees (Australia) Limited	1	607,126	0.14	17
Gwynvill Investments Pty Limited		518,600	0.12	18
Mr. Louis Gries		469,150	0.11	19
Argo Investments Limited		464,000	0.11	20
Total		401,987,700	91.04

[1]

Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

Distribution of Issued Capital by Geography:

The following analysis is based on a Top 100 extract of the share register:

	31 May 2013	31 May 2012
Australia	39.61%	51.02%
North America	31.37%	22.98%
United Kingdom	14.31%	13.36%
Asia	4.29%	5.13%
Europe (excluding the United Kingdom)	2.34%	1.62%
Other	0.10%	0.30%

As of 31 May 2013, 0.72% of the outstanding shares of our common stock was held by 73 CUFS holders with registered addresses in the United States. In addition, as of 31 May 2013, 0.52% of our outstanding shares was represented by ADSs held by 4 holders, all of whom have registered addresses in the United States. A total of 1.24% of our outstanding capital stock was registered to 77 US holders as of 31 May 2013.

James Hardie FY 2013 20-F	224

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ABS	Australian Bureau of Statistics
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CUFS	CHESS Units of Foreign Securities
EIP Plan	Executive Incentive Plan
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GMT	Group Management Team
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMG Actuarial	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentives
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
STI	Short-Term Incentives

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

James Hardie FY 2013 20-F	225

Definitions

Financial Measures – Australian equivalent terminology

The Remuneration Report included in Section 1 of this 20-F contains financial measures that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure, as used in the Remuneration Report:

Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)	Remuneration Report (non US GAAP)

Net sales	Net sales

Cost of goods sold	Cost of goods sold

Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses

Research and development expenses	Research and development expenses

Asbestos adjustments	Asbestos adjustments

Operating income (loss)	EBIT*

Sum of interest expense and interest income	Net interest income (expense)*

Other income (expense)	Other income (expense)

Income (loss) before income taxes	Operating profit (loss) before income taxes*

Income tax (expense) benefit	Income tax (expense) benefit

Net income (loss)	Net operating profit (loss)*

*- Represents non-US GAAP descriptions used by Australian companies.

Operating income and Operating income margin – is equivalent to EBIT and EBIT margin

Income before income taxes – is equivalent to operating profit before income taxes

Net Income – is equivalent to net operating profit

Other Financial Measures

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

James Hardie FY 2013 20-F	226

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

Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses – operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
USA and Europe Fibre Cement	$162.5	$162.7	$160.3
Asia Pacific Fibre Cement	74.9	85.7	79.4
Research and Development	(26.0)	(20.7)	(20.1)
Asset impairments	(16.9)	(14.3)	—
New Zealand product liability expenses	(13.2)	(5.4)	—
General Corporate:
General corporate costs	(33.0)	(33.9)	(26.9)
Asbestos adjustments	(117.1)	(15.8)	(85.8)
AICF SG&A expenses	(1.7)	(2.8)	(2.2)

Total operating income	$29.5	$155.5	$104.7

Excluding:
Asbestos:
Asbestos adjustments	117.1	15.8	85.8
AICF SG&A expenses	1.7	2.8	2.2
Asset impairments	16.9	14.3	—
ASIC related expenses (recoveries)	2.6	1.1	(8.7)
New Zealand product liability expenses	13.2	5.4	—

Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses	$181.0	$194.9	$184.0

James Hardie FY 2013 20-F	227

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments  –  Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Income (loss) before income taxes	$33.7	$151.1	$96.6

Excluding:
Asbestos:
Asbestos adjustments	117.1	15.8	85.8
AICF SG&A expenses	1.7	2.8	2.2
AICF interest income	(7.0)	(3.3)	(4.3)
Asset impairments	16.9	14.3	—
New Zealand product liability expenses	13.2	5.4	—

Income before income taxes excluding asbestos, asset impairments and New Zealand product liability expenses	$175.6	$186.1	$180.3

Income tax benefit (expense)	$11.8	$453.2	$(443.6)

Excluding:
Asbestos:
Tax (benefit) expense related to asbestos adjustments	(32.9)	(2.7)	6.9
Tax adjustments[1]	(16.3)	(493.4)	380.7

Income tax expense excluding asbestos and tax adjustments	$(37.4)	$(42.9)	$(56.0)

Effective tax (benefit) rate	(35.0)%	(299.9)%	459.2%
Effective tax rate excluding asbestos, asset impairments, New Zealand product liability expense and tax adjustments	21.3%	23.1%	31.1%

James Hardie FY 2013 20-F	228

Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments – Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Net income (loss)	$45.5	$604.3	$(347.0)

Excluding:
Asbestos:
Asbestos adjustments	117.1	15.8	85.8
AICF SG&A expenses	1.7	2.8	2.2
AICF interest income	(7.0)	(3.3)	(4.3)
Tax (benefit) expense related to asbestos adjustments	(32.9)	(2.7)	6.9
Asset impairments	16.9	14.3	—
ASIC related expenses (recoveries)	2.6	1.1	(7.6)
New Zealand product liability expenses	13.2	5.4	—
Tax adjustments[1]	(16.3)	(493.4)	380.7

Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$140.8	$144.3	$116.7

[1]

Fiscal year 2012 includes a benefit of US485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

James Hardie FY 2013 20-F	229

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
General corporate costs	$33.0	$33.9	$26.9

Excluding:
ASIC related (expenses) recoveries	(2.6)	(1.1)	8.7
Intercompany foreign exchange gain	5.5	—	—
Domicile change related costs	—	—	(1.8)
Recovery of RCI legal costs	2.7	—	—

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain, domicile change related costs and recovery of RCI legal costs	$38.6	$32.8	$33.8

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Selling, general and administrative expenses	$218.6	$191.0	$173.4

Excluding:
New Zealand product liability expenses	(13.2)	(5.4)	—

Selling, general and administrative expenses excluding New Zealand product liability expenses	$205.4	$185.6	$173.4

Net Sales	$1,321.3	$1,237.5	$1,167.0
Selling, general and administrative expenses as a percentage of net sales	16.5%	15.4%	14.9%
Selling, general and administrative expenses excluding New Zealand product liability expenses as a percentage of sales	15.5%	15.0%	14.9%

James Hardie FY 2013 20-F	230

EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description of Exhibits
1.1	Articles of Association dated 15 October 2012 of James Hardie Industries plc, an Irish public limited company registered in Ireland (15)
2.1	Deposit Agreement dated as of 24 September 2001, as amended and restated as of 19 February 2010 and as further amended on 17 June 2010, between James Hardie Industries plc and The Bank of New York Mellon, as depositary (13)
2.2	Amended and Restated Common Terms Deed Poll dated 21 January 2013 among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited
2.3	Form of Lender Deeds of Confirmation dated 23 June 2009 between James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (7)
2.4	Form of Novation Deed dated 9 October 2009 between James Hardie International Finance Limited, James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (12)
2.5	AET Guarantee Trust Deed dated 19 December 2006 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (12)
2.6	Amending Deed to the AET Guarantee Trust Deed dated 6 October 2009 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (13)
2.7	Performing Subsidiary Undertaking and Guarantee Trust Deed dated 19 December 2006 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (12)
2.8	Amending Deed to the Performing Subsidiary Undertaking and Guarantee Trust Deed dated 6 October 2009 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (13)
2.9	Form of Term (Bullet) Facility Agreement entered into between James Hardie International Finance Limited and Financier (14)
2.10	Form of Term (Bullet) Facility Agreement entered into between James Hardie International Finance Limited, James Hardie Building Products, Inc and Financier
4.1	Amended and Restated James Hardie Industries plc 2001 Equity Incentive Plan (16)
4.2	Executive Incentive Plan 2009 (7)
4.3	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (10)
4.4	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Board directors thereto (2)
4.5	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Board directors thereto (2)
4.6	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Board directors and Managing Board directors (6)
4.7	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Board directors, Managing Board directors and certain executive officers (6)

James Hardie FY 2013 20-F	231

Exhibit Number	Description of Exhibits
4.8	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees (7)
4.9	Variation of Lease dated 23 March 2004, among Brookfield Rosehill Landowner Pty Ltd (f/k/a Brookfield Multiplex Rosehill Landowner Pty Ltd f/k/a Multiplex Rosehill Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)
4.10	Lease dated 3 April 2009, between Welshpool Landowner Pty and James Hardie Australia Pty Limited re premises at Rutland Avenue, Welshpool, Western Australia, Australia (7)
4.11	Lease Amendment dated 23 March 2004, among Brookfield Meeandah Landowner Pty Ltd (f/k/a Brookfield Multiplex Meeandah Landowner Pty Ltd f/k/a Multiplex Meeandah Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at 46 Randle Road, Meeandah, Queensland, Australia (1)
4.12	Notice of sale of property, 46 Randle Road, Meeandah, Queensland, dated 6 December 2011, between Northshore No 3 Pty Ltd and Brookfield Meeandah Landowner Pty Ltd re premises at 46 Randle Road, Meeandah, Queensland, Australia (16)
4.13	Deed of Partial Surrender and Variation of Lease dated 24 September 2012, among Northshore No 3 Pty Ltd, James Hardie Australia Pty Ltd and James Hardie Industries SE re premises at 46 Randle Road, Meeandah, Queensland, Australia
4.14	Lease Agreement dated 23 March 2004 among Penrose Land Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at the corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand (1)
4.15	Lease Agreement dated 23 March 2004 among Penrose Land Limited as successor in interest to Studorp Limited, James Hardie New Zealand Limited and James Hardie Industries N.V. re premises at 44-74 O’Rorke Road, Penrose, Auckland, New Zealand (1)
4.16	Ownership transfer related to corner of O’Rorke and Station Roads, Penrose, Auckland, New Zealand and 44-74 O’Rorke Road, Penrose, Auckland, New Zealand effective 30 June 2005 (3)
4.17	Industrial Building Lease Agreement, effective 6 October 2000, between James Hardie Building Products, Inc. and Fortra Fibre-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)
4.18	Asset Purchase Agreement by and between James Hardie Building Products, Inc. and Cemplank, Inc. dated as of 12 December 2001 (2)
4.19	Amended and Restated Stock Purchase Agreement dated 12 March 2002, between BPB US Holdings, Inc. and James Hardie Inc. (2)
4.20	Amended and Restated Final Funding Agreement (AFFA) dated 21 November 2006 (4)
4.21	AFFA Amendment dated 6 August 2007 (6)
4.22	AFFA Amendment dated 8 November 2007 (6)
4.23	AFFA Amendment dated 11 June 2008 (6)
4.24	Address for Service of Notice on Trustee dated 13 June 2008 (6)
4.25	AFFA Amendment dated 17 July 2008 (7)
4.26	Deed to amend the AFFA and facilitate the Authorised Loan Facility dated 9 December 2010 between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (14)

James Hardie FY 2013 20-F	232

Exhibit Number	Description of Exhibits
4.27	AFFA Amendment dated 29 February 2012 (16)
4.28	AFFA Amendment dated 28 March 2012 (16)
4.29	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated 14 December 2006 (5)
4.30	Deed Poll dated 11 June 2008 – amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)
4.31	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated 21 December 2005 (3)
4.32	Amending Agreement (Parent Guarantee) dated 23 June 2009 by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. (13)
4.33	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated 22 June 2006 (3)
4.34	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated 14 December 2006 (5)
4.35	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated 14 December 2006 (5)
4.36	Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.37	Letter agreement dated 21 March 2007 amending Intercreditor Deed between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.38	Amending Deed (Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.39	Performing Subsidiary Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.40	Letter agreement dated 21 March 2007 amending Performing Subsidiary Intercreditor Deed between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.41	Amending Deed (Performing Subsidiary Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.42	Deed of Confirmation dated 23 June 2009 between James Hardie Industries N.V., James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (8)
4.43	AICF facility agreement dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)

James Hardie FY 2013 20-F	233

Exhibit Number	Description of Exhibits
4.44	Fixed and floating charge dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)
4.45	2013 Advance Payment Agreement between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales, and Asbestos Injuries Compensation Fund Limited (16)
8.1	List of significant subsidiaries of James Hardie Industries plc
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2	Consent of KPMG Actuarial Pty Limited
101INS	Instance Document
101SCH	Schema Document
101CAL	Calculation Linkbase Document
101LAB	Label Linkbase Document
101PRE	Presentation Linkbase Document
101DEF	Definition Linkbase Document

[1]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 22 November 2004 and incorporated herein by reference.

[2]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 7 July 2005 and incorporated herein by reference.

[3]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 September 2006 and incorporated herein by reference.

[4]	Previously filed as an exhibit to our Current Report on Form 6-K dated 5 January 2007 and incorporated herein by reference.

[5]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 6 July 2007 and incorporated herein by reference.

[6]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 8 July 2008 and incorporated herein by reference.

[7]	Previously filed as an exhibit to our Form F-4 dated 23 June 2009 and incorporated herein by reference.

[8]	Previously filed as an exhibit to our Amendment No. 2 to Form F-4 dated 10 July 2009 and incorporated herein by reference.

[9]	Previously filed as an exhibit to our Post-Effective Amendment No. 1 to Form F-4 dated 19 February 2010 and incorporated herein by reference.

James Hardie FY 2013 20-F	234

[10]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form S-8 (Registration No. 333-161482) dated 17 June 2010 and incorporated herein by reference.

[11]	Previously filed as an exhibit to our Current Report on Form 6-K dated 18 June 2010 and incorporated herein by reference.

[12]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form F-4 dated 17 June 2010 and incorporated herein by reference.

[13]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 30 June 2010 and incorporated herein by reference.

[14]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 June 2011 and incorporated herein by reference.

[15]	Previously filed as an exhibit to our Form 6-K dated 15 October 2012 and incorporated herein by reference.

[16]	Previously filed as an exhibit to our Annual report on Form 20-F dated 2 July 2012 and incorporated herein by reference.

James Hardie FY 2013 20-F	235

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Louis Gries
Louis Gries
Date: 27 June 2013		Chief Executive Officer

This annual report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Michael N. Hammes
Michael N. Hammes
Date: 27 June 2013		Chairman

James Hardie FY 2013 20-F	236