Form 20-F
period 2014-03-31
James Hardie Industries plc
filed 2014-06-26
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT	OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended 31 March 2014

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

Natasha Mercer

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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 445,033,502 shares of common stock at 31 March 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒  Yes  ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Note – Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17  ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes   ☒  No

In this annual report, unless the context otherwise indicates, James Hardie Industries plc, a “public limited company,” or a European company incorporated and existing under the laws of Ireland, is referred to as JHI plc. JHI plc. together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the James Hardie Group. JHI plc and its current direct and indirect wholly owned subsidiaries are collectively referred to as “we,” “us,” “our,” “JHI plc and its wholly owned subsidiaries,” “James Hardie” or the “Company.”

James Hardie FY 2014 20-F	i

For certain information about the basis of preparing the financial information in this Annual Report, see Section 2, “Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements.” For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see Section 2, “Reading this Report.”

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

James Hardie FY 2014 20-F	ii

FORM 20-F CROSS REFERENCE INDEX

20-F Item Number and Description	Page(s)

PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	1-4

B. Capitalisation and Indebtness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	170-185

Item 4. Information on the Company

A. History and Development of the Company	4-6; 18-19

B. Business Overview	6-14

C. Organisational Structure	5; 15

D. Property, Plants and Equipment	15-19; 115

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

A. Operating Results	99-111

B. Liquidity and Capital Resources	111-117

C. Research and Development, Patents and Licenses, etc	12-13; 117

D. Trend Information	117
E. Off-Balance-Sheet Arrangements	117

F. Tabular Disclosure of Contractual Obligations	116-117

G. Safe Harbor	90-91

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	20-27
B. Compensation	28-67

C. Board Practices	24-27; 68-78

D. Employees	187

E. Share Ownership	51-54; 60-67

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	212-215

B. Related Party Transactions	72

C. Interests of Experts and Counsel	None

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	118-167; 195-196

B. Significant Changes	None

Item 9. The Offer and Listing

A. Offer and Listing Details	187-189

B. Plan of Distribution	Not Applicable

C. Markets	189

D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

Item 10. Additional Information

A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	191-198
C. Material Contracts	199

D. Exchange Controls	199-200

James Hardie FY 2014 20-F	iii

FORM 20-F CROSS REFERENCE INDEX

(Continued)

20-F Item Number and Description	Page(s)

E. Taxation	200-207

F. Dividends and paying agents	Not Applicable
G. Statement by Experts	Not Applicable

H. Documents on Display	207

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	207-209

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable

D. American Depositary Shares	210-211

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	81-84

Item 16A. Audit Committee Financial Expert	74
Item 16B. Code of Business Conduct and Ethics	76

Item 16C. Principal Accountant Fees and Services	168

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	190

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	85-88

Item 16H. Mine Safety Disclosures	18

PART III

Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	118-167
Item 19. Exhibits	223-226

James Hardie FY 2014 20-F	iv

SECTION 1

INTRODUCTION

The Company is a world leader in manufacturing fibre cement siding and backerboard. Our current primary geographic markets include the United States (“US”), Australia, New Zealand, the Philippines, Europe and Canada.

Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing, repair and remodelling and a variety of commercial and industrial applications.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades and floor and tile underlay.

We employ approximately 3,100 people and generated net sales of US$1.5 billion in fiscal year 2014.

SELECTED FINANCIAL DATA

We have included in this annual report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2014 and 2013, and our consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity and cash flows for each of the years ended 31 March 2014, 2013 and 2012, together with the related notes thereto. The consolidated financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the US, or “US GAAP.”

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

James Hardie FY 2014 20-F	1

	Fiscal Year ended 31 March
	2014		2013		2012		2011		2010
	(In millions of US dollars except sales price per unit and per share data)
Consolidated Statements of Operations Data:
Net Sales
USA and Europe Fibre Cement.		$1,127.6		$951.4		$862.0		$814.0		$828.1
Asia Pacific Fibre Cement[1]		366.2		369.9		375.5		353.0		296.5

Total net sales		$1,493.8		$1,321.3		$1,237.5		$1,167.0		$1,124.6

Operating income (loss)[2]		$53.1		$29.5		$155.5		$104.7		$(21.0)
Interest expense		(4.5)		(5.5)		(11.2)		(9.0)		(7.7)
Interest income		3.4		7.9		3.8		4.6		3.7
Other income (expense)[3]		2.6		1.8		3.0		(3.7)		6.3

Income (loss) from operations before income taxes		54.6		33.7		151.1		96.6		(18.7)
Income tax benefit (expense)[4]		44.9		11.8		453.2		(443.6)		(66.2)

Income (loss) from operations		$99.5		$45.5		$604.3		$(347.0)		$(84.9)

Net income (loss)		$99.5		$45.5		$604.3		$(347.0)		$(84.9)

Income (loss) from operations per common share – basic		$0.22		$0.10		$1.39		$(0.80)		$(0.20)
Net income (loss) per common share – basic		$0.22		$0.10		$1.39		$(0.80)		$(0.20)
Income (loss) from operations per common share – diluted		$0.22		$0.10		$1.38		$(0.80)		$(0.20)
Net income (loss) per common share – diluted		$0.22		$0.10		$1.38		$(0.80)		$(0.20)
Dividends paid per share		$0.45		$0.43		$0.04		$-		$-
Weighted average number of common shares outstanding
Basic		442.6		439.2		436.2		435.6		433.1
Diluted		444.6		440.6		437.9		435.6		433.1
Consolidated Cash Flow Information:
Cash flows provided by operating activities		$322.8		$109.3		$387.2		$147.2		$183.1
Cash flows used in investing activities		$(118.8)		$(59.7)		$(49.9)		$(49.6)		$(50.5)
Cash flows used in financing activities		$(186.3)		$(158.7)		$(84.4)		$(89.7)		$(159.0)
Other Data:
Depreciation and amortisation		$61.4		$61.2		$65.2		$62.9		$61.7
Adjusted EBITDA[5]		$114.5		$90.7		$220.7		$167.6		$40.7
Capital expenditures		$115.4		$61.1		$35.8		$50.3		$50.5
Volume (million square feet)
USA and Europe Fibre Cement		1,696.9		1,488.5		1,331.8		1,248.0		1,303.7
Asia Pacific Fibre Cement[1]		417.2		393.7		392.3		407.8		389.6
Average sales price per unit (per thousand square feet)
USA and Europe Fibre Cement	US$	652	US$	626	US$	642	US$	648	US$	632
Asia Pacific Fibre Cement[1]	A$	930	A$	901	A$	906	A$	906	A$	886

James Hardie FY 2014 20-F	2

	Fiscal Year ended 31 March
	2014	2013	2012	2011	2010
	(Millions of US dollars)
Consolidated Balance Sheet Data:

Net current assets[6]	$116.0	$373.7	$463.3	$126.9	$50.4
Total assets	$2,106.5	$2,113.2	$2,310.0	$1,960.6	$2,178.8
Total debt[7]	$47.0	$-	$30.9	$59.0	$154.0
Common stock	$230.6	$227.3	$224.0	$222.5	$221.1
Shareholders’ equity (deficit)	$(199.0)	$18.2	$126.4	$(454.5)	$(117.9)

[1]

The Asia Pacific Fibre Cement segment includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands.

[2]

Operating income (loss) includes the following asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) SG&A expenses, Australian Securities and Investments Commission (“ASIC”) related (expenses) recoveries, asset impairment charges, and New Zealand product liability expenses:

	Fiscal Years Ended 31 March
	2014	2013	2012	2011	2010
	(Millions of US dollars)
(Unfavourable) favourable asbestos adjustments	$(195.8)	$(117.1)	$(15.8)	$(85.8)	$(224.2)
AICF SG&A expenses	$(2.1)	$(1.7)	$(2.8)	$(2.2)	$(2.1)
ASIC related (expenses) recoveries	$-	$(2.6)	$(1.1)	$8.7	$(3.4)
Asset impairments	$-	$(16.9)	$(14.3)	$-	$-
New Zealand product liability expenses[8]	$(1.8)	$(13.2)	$(5.4)	$-	$-

For additional information on the asbestos adjustments, AICF SG&A expenses, ASIC related (expenses) recoveries, asset impairment charges and New Zealand product liability expenses, see Section 2, “Management’s Discussion and Analysis” and Notes 7, 11 and 13 to our consolidated financial statements in Section 2.

[3]

Other income (expense) in fiscal years 2014, 2013, 2012 and 2011 are due to changes in the fair value of interest rate swap and foreign exchange forward contracts. Other income in fiscal year 2010 primarily includes a realised gain arising from the sale of restricted short-term investments held by AICF. For additional information see Section 2, “Management’s Discussion and Analysis – Results of Operations.”

[4]

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

[5]

Adjusted EBITDA represents income from operations before interest income, interest expense, income taxes, other non-operating income (expense), described in footnote four above, and depreciation and amortisation charges. The following table presents a reconciliation of Adjusted EBITDA to net cash provided by operating activities, as this is the most directly comparable GAAP financial measure to Adjusted EBITDA for each of the periods indicated. Items comprising “Net cash provided by operating activities,” “Adjustments to reconcile net income (loss) to net cash provided by operating activities” and “Change in operating assets and liabilities, net” for fiscal years ended 31 March 2014, 2013, and 2012 are set forth in the consolidated statements of cash flows in Section 2 of this report.

James Hardie FY 2014 20-F	3

	Fiscal Years Ended 31 March
	2014	2013	2012	2011	2010
	(Millions of US dollars)
Net cash provided by operating activities	$322.8	$109.3	$387.2	$147.2	$183.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(189.4)	(145.9)	(114.4)	(136.8)	(312.0)
Change in operating assets and liabilities, net	(33.9)	82.1	331.5	(357.4)	44.0

Net income (loss)	99.5	45.5	604.3	(347.0)	(84.9)
Income tax (benefit) expense	(44.9)	(11.8)	(453.2)	443.6	66.2
Interest expense	4.5	5.5	11.2	9.0	7.7
Interest income	(3.4)	(7.9)	(3.8)	(4.6)	(3.7)
Other (income) expense	(2.6)	(1.8)	(3.0)	3.7	(6.3)
Depreciation and amortisation	61.4	61.2	65.2	62.9	61.7

Adjusted EBITDA	$114.5	$90.7	$220.7	$167.6	$40.7

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or net cash provided by operating activities, as defined by US GAAP, or as a measure of our profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for non-cash charges, as well as non-operating income and expense items.

[6]	Total current assets less total current liabilities.

[7]

Total debt at 31 March 2014 and 2012 represents the amount owed by AICF under a secured standby loan facility with the government of New South Wales (“Facility”). Because the Company consolidates AICF due to pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the Amended and Restated Final Funding Agreement (“AFFA”), any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows. James Hardie Industries plc and its wholly owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

[8]	The Company began separately disclosing New Zealand product liability expenses in fiscal year 2013 and did so for fiscal year 2012 for comparative purposes only.

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

Our legal name was changed to James Hardie Industries N.V. from RCI Netherlands Holdings B.V. in July 2001 when our legal form was converted from a “besloten vennootschap met beperkte aansprakelijkheid” (“B.V.”), to a “naamloze vennootschap” ( “N.V.”), or a Dutch public limited liability company whose stock, unlike a private limited liability company, may be transferred without executing a notarial deed if such company is listed on a recognised stock exchange. In February 2001, the shareholders of James Hardie Industries Limited (“JHIL”) agreed to exchange their shares for shares in

James Hardie FY 2014 20-F	4

James Hardie Industries N.V., which retained its primary listing on the Australian Securities Exchange (“ASX”). In October 2001, JHIL transferred all of its fibre cement businesses from to James Hardie Industries N.V. In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch N.V. to a Dutch Societas Europaea (“SE”) in connection with the implementation of Stage 1 of a two-stage re-domicile proposal (together, the “re-domicile”) to change our registered corporate domicile from The Netherlands to Ireland. On 17 June 2010, we implemented Stage 2 of the re-domicile and changed our registered corporate domicile to Ireland to become an Irish SE and became an Irish tax resident on 29 June 2010. On 15 October 2012, we converted from an Irish SE into an Irish public limited company (“plc”).

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

Corporate Restructuring

On 17 May 2011, we announced that we had commenced an internal reorganisation involving the simplification of our corporate structure, including some of the arrangements which were previously part of our Netherlands domicile. This internal reorganisation was made to facilitate the ability to access and distribute surplus cash flows and earnings of our operating subsidiaries more efficiently, including for the purpose of making periodic contributions to AICF. As part of this restructure, the Company incurred a tax charge of US$32.6 million on undistributed earnings of its US subsidiaries during fiscal year 2011, related to the remittance of US earnings as part of the internal reorganisation.

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

James Hardie FY 2014 20-F	5

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

Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. Our consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on our consolidated balance sheet. Among other items, we record a deferred tax asset for the anticipated future tax benefit we believe is available to us that arises from amounts contributed to the asbestos fund by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments, and the income tax benefit arising from contributions to AICF is included within income tax benefit on our consolidated statements of operations and comprehensive income when realised. See Note 2 to our consolidated financial statements in Section 2.

Business Overview

General Overview of our Business

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fibre cement products and systems under various Hardie brand names, such as HardieBacker® boards, and other brand names such as Artisan® Lap and ArtisanTM Accent Trim by James Hardie, Cemplank® and Prevail® siding (we also formerly marketed siding under the brand name SentryTM siding), and Scyon™ advanced lightweight cement composite products such as Scyon™ Stria™ cladding. We believe that, in certain applications, our fibre cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fibre cement products and alternative products and systems that use solid wood, engineered wood, vinyl, brick, stucco or gypsum wallboard. The sale of fibre cement products in the United States accounted for 73%, 70% and 67% of our total net sales in fiscal years 2014, 2013 and 2012, respectively.

Our fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, and floor and tile underlayments.

In contrast to some other building materials, fibre cement provides durability attributes, such as strong resistance to damage from moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and coloured finishes.

James Hardie FY 2014 20-F	6

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	Fiscal Year Ended 31 March
	2014	2013	2012
	(Millions of US dollars)
USA and Europe Fibre Cement	$1,127.6	$951.4	$862.0
Asia Pacific Fibre Cement	366.2	369.9	375.5

Total	$1,493.8	$1,321.3	$1,237.5

Industry Overview

US Housing Industry and Fibre Cement Industry

In the United States, fibre cement is principally used in the residential building industry. Such usage fluctuates based on the level of new home construction and the repair and remodelling of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were up 9% to 615,400 for fiscal year 2014, compared to fiscal year 2013.

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

Australia

According to Australian Bureau of Statistics, the total number of dwellings approved for fiscal year 2014 were 186,449, an increase of 21% compared to fiscal year 2013. Further, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume, were 104,394 for fiscal year 2014, an increase of 16%, compared to fiscal year 2013.

Former subsidiaries of ABN 60 Pty Limited (“ABN 60”) developed fibre cement in Australia as a replacement for asbestos cement in the early 1980s. Asbestos cement sheet production ceased in the

James Hardie FY 2014 20-F	7

early 1980s and asbestos cement pipe production ceased in 1987. Competition for fibre cement has intensified over the past decade in Australia. In addition to competition from solid wood, engineered wood, wallboard, masonry and brick, two Australian competitors have established fibre cement manufacturing facilities in Australia and fibre cement imports are also growing.

New Zealand

According to Statistics New Zealand, the total number of new dwelling consents excluding apartments, the primary driver of the New Zealand business’ net sales were 19,768, an increase of 25% compared to fiscal 2013.

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

Products

We manufacture fibre cement products in the United States, Australia, New Zealand and the Philippines. Our total product offering is aimed at the building and construction markets, including new residential construction, manufactured housing, repair and remodelling and a variety of commercial and industrial building applications.

We offer a wide range of fibre cement products for both exterior and interior applications. In the United States and elsewhere, our products are typically sold as planks or flat sheets with a variety of

James Hardie FY 2014 20-F	8

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

In our interior product range, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fibreglass mesh cement boards. Compared to wood and wood-based products, our products provide the same general advantages that apply to external applications. In addition, our fibre cement products exhibit less movement in response to exposure to moisture than many alternative competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior resistance to moisture damage and impact resistance than traditional gypsum wet area wallboard and other competing products.

In the United States, the following new products were released over the last five years:

—	During fiscal year 2010, we introduced HardieZone® System siding products.

—	During fiscal year 2011, we introduced new HardieShingle® siding, HardieTrim® NT3® Boards, two new lap siding products, 12’ Artisan® Accent Trim and HardieBacker® ProGrid™ cement board.

—

During fiscal year 2012, we introduced new profile HZ5® HardiePlank® siding, additional HardieShingle® siding profiles, new Improved Smooth HardieTrim® boards, new HardieTrim® Crown Mouldings and three new colours to the palette for James Hardie® products using ColorPlus® technology.

James Hardie FY 2014 20-F	9

—	During fiscal year 2013, we introduced a new profile HZ10® HardiePlank® siding.

—	During fiscal year 2014, we introduced an improved touch up accessory to support products using ColorPlus® technology.

In Australia and New Zealand, new products released over the past five years in the Scyon™ lightweight advanced cement composite range include Stria™ Splayed cladding, and Axent™ trim. In the James Hardie product range; in Australia and New Zealand over the same timeframe, new products include Invibe™ panels and Inraw™ panels; and in New Zealand only, RAB™ PreClad™ Lining and Horizon™ Lining products were released. In both countries, new product launches have been supported by the launch of energy efficiency related accessories such as HardieBreak™ thermal break tape as well as web based initiatives such as the ACCEL™ suite of online product information, calculator and application tools, the LookHome™ and LightHome™ e-zines as well as the SmarterGreen™, SmarterPartner™, SmarterDesign™ and The Smarter Small Home™ initiatives. In New Zealand, The Drawing Board™ online design tool provides an aid to smart design using James Hardie products.

In the Philippines, new products released over the past five years include Hardieplank™ Siding, Hardiefloor™ Systems and Hardiepattern™ Boards. The established Hardieflex™ board range has been extended to include Hardieflex™ Wet Area lining boards and Hardieflex™ Pro primarily for wet area application.

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

James Hardie FY 2014 20-F	10

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

Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In fiscal year 2014, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price relative to our US business was US$971 per ton, an 11% increase compared to fiscal year 2013.

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

Sales, Marketing and Distribution

The principal markets for our fibre cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we sell fibre cement products in many other markets, including Belgium, China, Denmark, France, French Caribbean, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Malta, Mexico, the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates), The Netherlands, Norway, various Pacific Islands, South Africa, South Korea, Spain, Sri Lanka, Switzerland, Taiwan, Turkey and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. We offer our customers support through a specialised fibre cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe (which is based out of The Netherlands). The customer service infrastructure includes inbound customer service support coordinated nationally in each country (customer service support for Canada is based out of the United States and customer service support for Europe is based out of The Netherlands), and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home centre retailers and specialist distributors. Our top five US customers accounted for approximately 50% of our total USA and Europe Fibre Cement gross sales in fiscal year 2014. In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step

James Hardie FY 2014 20-F	11

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

We maintain dedicated regional sales management teams in our major sales territories. As of 31 May 2014, the sales teams (including telemarketing staff) consisted of approximately 334 regular and 1 part-time employees in the United States and Canada, 66 people in Australia, 23 people in New Zealand, 38 people in the Philippines, and 31 people in Europe. We also employ one person based in Hong Kong who functions as a regional export salesperson, and who covers markets such as South Korea, Hong Kong, Macau, China and the Middle East (Israel, Kuwait, Qatar and the United Arab Emirates). Our national sales managers and national account managers, together with the regional sales managers and sales representatives, maintain relationships with national and other major accounts. Our sales force includes skilled trades people who provide on-site technical advice and assistance. In some cases, sales forces manage specific product categories.

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

Because fibre cement products were relatively new to the Philippines, the launch of our fibre cement products in the Philippines in fiscal year 1999 was accompanied by strategies to address the particular needs of local customers and the building trade. For example, we established a carpenter training and accreditation program whereby Filipino carpenters who are unfamiliar with our products are taught installation techniques. Our training programs for counter clerks and carpenters are geared not only to educate them but also to develop them as brand advocates. We have also put greater emphasis on building our relationships with new home developers and builders in order to educate the market on the benefits of our products in this particular sector.

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

James Hardie FY 2014 20-F	12

The following table sets forth our research and development expenditures for the three preceding fiscal years:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Research and Development Expenditures[1]	$35.3	$39.6	$32.4
Research and Development Expenditures as a percentage of total net sales	2.4%	3.0%	2.6%

[1]

Included within research and development expenditures for fiscal years 2014, 2013 and 2012 is US$2.2 million, US$2.4 million and US$2.0 million, respectively, classified as selling, general and administrative expenses.

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

In addition, the Company owns a variety of patents and licences; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. See Section 3, “Risk Factors.”

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

Environmental Regulation

Our operations and properties are subject to extensive federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances. These environmental laws, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes. In the United States, these environmental laws include, but are not limited to the:

—	Resource Conservation and Recovery Act;
—	Comprehensive Environmental Response, Compensation and Liability Act;
—	Clean Air Act;
—	Occupational Safety and Health Act;

James Hardie FY 2014 20-F	13

—	Mine Safety and Health Act;
—	Emergency Planning and Community Right to Know Act;
—	Clean Water Act;
—	Safe Drinking Water Act;
—	Surface Mining Control and Reclamation Act;
—	Toxic Substances Control Act;
—	National Environmental Policy Act; and
—	Endangered Species Act,

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

James Hardie FY 2014 20-F	14

Organisational Structure

JHI plc is incorporated and domiciled in Ireland.

The table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 31 May 2014.

Name of Company	Jurisdiction of Establishment
James Hardie 117 Pty Ltd	Australia
James Hardie Aust. Holdings Pty Ltd.	Australia
James Hardie Austgroup Pty Ltd.	Australia
James Hardie Australia Management Pty Ltd.	Australia
James Hardie Australia Pty Ltd.	Australia
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Finance Holdings 1 Limited	Bermuda
James Hardie Finance Holdings 3 Limited	Bermuda
James Hardie Holdings Limited	Ireland
James Hardie International Finance Limited.	Ireland
James Hardie International Group Limited.	Ireland
James Hardie International Holdings Limited.	Ireland
James Hardie New Zealand	New Zealand
James Hardie North America Inc.	United States
James Hardie Philippines Inc.	Philippines
James Hardie Technology Limited	Bermuda
James Hardie U.S. Investments Sierra LLC	United States
N.V. Technology Holdings, A Limited Partnership	Australia
RCI Holdings Pty Ltd	Australia

Property, Plants and Equipment

We estimate that our manufacturing plants are among the largest and lowest cost fibre cement manufacturing plants in the United States. We believe that the location of our plants positions us near attractive markets in the United States while minimising our transportation costs for product distribution and raw material sourcing.

Our manufacturing plants use significant amounts of water which, after internal recycling and reuse, are eventually discharged to publicly owned treatment works. The discharge of process water is monitored by us, as well as by regulators. In addition, we are subject to regulations that govern the air emissions and other waste streams from our plants. In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through the payment of any associated minor fines and capital expenditures associated with preventing future discharges in excess of permitted levels.

Plants and Process

Fibre Cement Building Products

We manufacture fibre cement building products in the United States and Asia Pacific. Annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium

James Hardie FY 2014 20-F	15

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

We currently have an annual flat sheet design capacity of 3,226 mmsf and 520 mmsf in the United States and Asia Pacific, respectively, for our fibre cement building products. Fiscal year 2014 capacity utilisation, based on this annual design capacity, for our fibre cement building products locations was an average of 58% and 76% in the United States and Asia Pacific, respectively. As indicated above, annual flat sheet design capacity is based on management’s estimates. No accepted industry standard exists for the calculation of our fibre cement manufacturing facility design and utilisation capacities.

We are expanding production capacity in anticipation of the continued improvement of the operating environment and we expect to incur additional capital expenditures in fiscal year 2015 and beyond to meet anticipated demand increases in major markets. Those capacity expansion projects are as follows:

—	Fourth sheet machine and ancillary facilities in the Plant City, Florida location with an investment of US$65.0 million with nominal capacity of 300 mmsf or 9% capacity increase.

—	Third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an investment of US$37.0 million with nominal capacity of 200 mmsf or 6% capacity increase.

—	Production capacity expansion at the company’s Carole Park, Queensland location with an investment of A$89.0 million with a nominal capacity increase of 40%.

Fibre Reinforced Concrete Pipes

We manufacture fibre reinforced concrete pipes in Australia. Our current annual design capacity for our fibre reinforced concrete pipes plant is 50 thousand tons.

Plant Locations

The location of each of our fibre cement plants is set forth below:

Fibre Cement Building Products United States – Plants Operating
Cleburne, Texas
Fontana, California[1]
Peru, Illinois
Plant City, Florida Pulaski, Virginia
Reno, Nevada Tacoma, Washington
Waxahachie, Texas

United States – Plants Suspended
Blandon, Pennsylvania[2]
Summerville, South Carolina[2]

James Hardie FY 2014 20-F	16

Asia Pacific
Australia
Sydney, New South Wales (Rosehill)
Brisbane, Queensland (Carole Park)[3]
New Zealand
Auckland
The Philippines
Cabuyao City

Fibre Reinforced Concrete Pipes Australia
Brisbane, Queensland (Meeandah)[3]

[1]

We suspended production at our Fontana, California location in December 2008. In fiscal year 2013, we announced plans to refurbish and reconfigure the Fontana location and in the fourth quarter of fiscal 2014, we recommenced production. The refurbished plant has a nominal capacity of 250mmsf.

[2]

We suspended production at our Blandon, Pennsylvania and Summerville, South Carolina locations in November 2007 and November 2008, respectively. In the fourth quarter of fiscal year 2013 we announced that we will not re-open the plant in Blandon, Pennsylvania. No decision has been made on the future of the Summerville, South Carolina location.

[3]

There are two manufacturing locations in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns. We completed the purchase of the previously leased land and buildings at the Carol Park location, and in conjunction with the purchase, we are proceeding with an approximately A$89.0 million capital expenditure and commercial investment program to increase the location’s production capacity.

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

Except for the Waxahachie, Texas location, we own all of our fibre cement manufacturing facilities located in the United States. The lease for the Waxahachie, Texas location expires on 31 March 2020, at which time we have an option to purchase the facility.

Two of our three Australian fibre cement manufacturing facilities (Rosehill, Sydney and Meeandah, Brisbane) are leased by us. The Rosehill lease expires on 23 March 2016, with an option to renew the lease for two further terms of 10 years expiring in March 2036. The Meeandah lease expires on 23 March 2019, and contains options to renew for two further terms of 10 years expiring in March 2039. As previously announced, in May 2013 we purchased the remaining Australian fibre cement manufacturing facility (Carole Park, Brisbane) as part of our Australian manufacturing capacity expansion. Our one New Zealand fibre cement manufacturing facility is leased by us. The lease for our New Zealand facility expires on 22 March 2016, at which time we have an option to renew the lease for two further terms of 10 years expiring in March 2036. There is no purchase option available under our leases related to our Australian and New Zealand facilities.

The land on which our Philippines fibre cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. The James Hardie operating entity owns 100% of the fixed assets on the land owned by Ajempa.

James Hardie FY 2014 20-F	17

Mines

We lease silica quartz mine sites in Tacoma, Washington, Reno, Nevada and Victorville, California. The lease for our quartz mine in Tacoma, Washington expires in February 2018 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. The lease for our silica mine site in Victorville, California expires in June, 2015. Further, we own rights to an additional property in Victorville, California, however, as of 31 May 2013, we have not begun to mine this site.

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the Securities and Exchange Commission implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2014, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act.

Capital Expenditures

The following table sets forth our capital expenditures for each year in the three-year period ended 31 March 2014.

	Fiscal Years Ended 31 March
	2014	2013	2012
		(Millions of US dollars)

USA and Europe Fibre Cement	$72.4	$43.2	$26.7
Asia Pacific Fibre Cement	40.7	10.7	6.7
Research and Development and Corporate	2.3	7.2	2.4

Total Capital Expenditures	$115.4	$61.1	$35.8

The Company did not have any material divestitures in the fiscal years ended 31 March 2014, 2013 and 2012.

The significant capital expenditure projects over the past three fiscal years in our USA and Europe Fibre Cement segment include:

—	refurbishment and re-commissioning of our Fontana, California location in the fourth quarter of fiscal 2014. The total cost of this project was US$35 million;

—	upgrade of our supply chain management IT systems for US$4.3 million in fiscal year 2013;

—	re-commissioning and upgrade of our Waxahachie, Texas plant for US$5.1 million in fiscal year 2013;

—	expansion of a warehouse facility at our Pulaski, Virginia plant. As of March 2014, we have incurred US$4.4 million related to this project;

—	installation of new packaging technology at our Pulaski, Virginia plant. As of 31 March 2014, we have incurred US$3.4 million related to this project; and

—	construction of a new warehouse facility at our Cleburne, Texas plant for US$2.8 million in fiscal year 2013.

James Hardie FY 2014 20-F	18

In our Asia Pacific Fibre Cement segment, significant capital expenditures in the last three fiscal years include:

—	installation of a new ball mill at our Carole Park, Queensland location for US$4.1 million in fiscal year 2014; and

—	purchase of the land and buildings at our existing Carole Park, Queensland location in the first quarter of fiscal year 2014 for US$12.0 million.

In conjunction with the purchase of our Carole Park, Queensland location, the company is proceeding with a capital expenditure and commercial investment program to increase the plant’s production capacity at a total cost of approximately A$89.0 million over the next two fiscal years. Production facilities are projected to be fully operational in the first half of fiscal year 2016. We expect that this capital expenditure will allow us to service expected increases in demand for products and also enable incremental capacity expansions in the Asia Pacific Fibre Cement segment at low capital costs in the medium term, if required to meet future market demand. Production of building materials at our Rosehill plant in Sydney and of pipes at our Meeandah, Brisbane site will continue.

In our Research and Development segment, we purchased and fitted out a building for our new research and development facility in Naperville, Illinois for US$4.8 million in fiscal year 2013.

We currently expect to incur capital expenditures of approximately US$200.0 million per year over the next three fiscal years, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies.

James Hardie FY 2014 20-F	19

JAMES HARDIE MANAGEMENT TEAM

Our management is overseen by the James Hardie Management Team (“JHMT”), whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal.

Members of the JHMT as at 31 May 2014 (in alphabetical order) are:

Joe Blasko BSFS, JD

General Counsel

Age 47

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

From 2004 to 2006, Mr Blasko was Associate General Counsel at The Scotts Miracle-Gro Company, serving as the effective “general counsel” to numerous corporate divisions within the organisation. From 1997 to 2004, Mr Blasko gained considerable regulatory and litigation expertise working at Vorys, Slater, Seymour and Pease LLP in Ohio.

Mr Blasko has a Juris Doctor from Case Western Reserve University in Cleveland, Ohio, USA and a Bachelor of Science in Foreign Service from Georgetown University, USA, with a specialty in International Relations, Law and Organisations.

Mark Fisher BSc, MBA

Executive General Manager – International

Age 43

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

In January 2010, he was appointed Executive General Manager – International, responsible for the Company’s non-US businesses in Australia, NZ, Philippines and Europe.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California, USA.

James Hardie FY 2014 20-F	20

Sean Gadd BEng, MBA

Executive General Manager – Northern Division

Age 41

Sean Gadd joined James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business, and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr Gadd then moved to the US in 2006 to take the role of Manufacturing Manager for Trim and various manufacturing facilities across the US.

In 2009 he ran the US trim business for James Hardie with responsibility for both Manufacturing and Sales, followed by a brief assignment leading Supply Chain. In 2011, Mr Gadd was promoted to the role of Vice President of Sales for the Western USA and Canada. Over the next year, his role was expanded to include the Midwest and Northeast of the USA.

Mr Gadd was appointed Executive General Manager in September 2013 with full P&L responsibility for the Northern Division.

Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

Louis Gries BSc, MBA

Chief Executive Officer

Age 60

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc. in December 1993. Mr Gries became Executive Vice President – Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005.

In April 2012, the Company announced that effective June 2012, Mr Gries would again assume responsibility for managing the US business.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, USA.

James Hardie FY 2014 20-F	21

Matthew Marsh BA, MBA

Chief Financial Officer

Age 39

Matthew Marsh joined James Hardie as Chief Financial Officer (“CFO”) in June 2013. As CFO he oversees the company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit and financial operations. Mr Marsh is also responsible for the company’s technology and information systems.

After a 16-year career at General Electric Company (“GE”), Mr Marsh brings a strong background in financial management. Before joining James Hardie, Mr Marsh most recently served as CFO of GE Healthcare’s IT business. Prior to being named CFO of GE Healthcare IT, Mr Marsh oversaw the finance operations for GE Healthcare’s U.S. Healthcare Systems and U.S. Diagnostic Imaging businesses.

Prior to those appointments Mr Marsh travelled globally with the GE Internal Audit Staff gaining extensive experience in several industries including appliances, information services, distribution and supply, aviation, plastics, financial services, capital markets and health care, across more than twenty countries. Mr Marsh has graduated from GE’s Financial Management Program (FMP).

Mr Marsh has a MBA from University of Chicago’s Booth School of Business, USA and a Bachelor of Arts in Economics and Public Affairs from Syracuse University, USA where he graduated Magna Cum Laude.

Sean O’Sullivan BA, MBA

Vice President – Investor & Media Relations

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

Mr O’Sullivan has a Bachelor of Arts in Economics from Sydney University, Australia and an MBA from Macquarie Graduate School of Management, Australia.

James Hardie FY 2014 20-F	22

Ryan Sullivan BSc, MS, MBA

Executive General Manager – Southern Division

Age 40

Ryan Sullivan joined James Hardie in 2004 as the ColorPlus Manufacturing Manager. Since then, he has worked for the Company as Director of Global R&D and Engineering Services and Director of North America Supply Chain. In 2012, he became Director of the ColorPlus Business Unit, with product line responsibility for the North American ColorPlus business. In 2013, he was appointed to the James Hardie Management Team as Executive General Manager of the Southern Division with full P&L responsibility.

Before joining James Hardie, Mr Sullivan was a senior manager at Marconi Communications where he held numerous positions and had global responsibility. He has also worked in the fields of nuclear power and advanced robotics.

Mr Sullivan has a Bachelor of Science in Mechanical Engineering with a minor in Engineering Design from Carnegie Mellon University, USA, a Masters of Science in Electrical Engineering from the University of Pittsburgh, USA and an MBA from the University of Pittsburgh Katz School, USA.

James Hardie FY 2014 20-F	23

BOARD OF DIRECTORS

James Hardie’s directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Michael Hammes BS, MBA

Age 72

Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past five years: Current – Director of Navistar International Corporation (since 1996) and Director of DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2011

Term expires: August 2014

Donald McGauchie AO

Age 64

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

Other: Chairman of Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

James Hardie FY 2014 20-F	24

Last elected: August 2013

Term expires: August 2016

Brian Anderson BS, MBA, CPA

Age 63

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, Executive Vice President and Chief Financial Officer of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since 2005); Director (since 1999) and Lead Director (since April 2011) of W.W. Grainger, Inc.

Other: Resident of the United States.

Last elected: August 2012

Term expires: August 2015

David D. Harrison BA, MBA, CMA

Age 67

David D. Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology during 22 years with Borg Warner/General Electric Co. His previous experience includes 10 years at Pentair, Inc., as Executive Vice President and Chief Financial Officer (1994-1996 and 2000-2007) and Vice President and Chief Financial Officer roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003); Former – Director of Navistar International Corporation (2007-2012).

Other: Resident of the United States.

Last elected: August 2013

Term expires: August 2016

James Hardie FY 2014 20-F	25

Alison Littley BA, FCIPS

Age 52

Alison Littley was appointed as an independent Non-Executive Director of James Hardie in February 2012. She is a member of the Audit Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999). She serves on the Board of Weightmans LLP, a UK law firm.

Directorships of listed companies in the past five years: None.

Other: Resident of the United Kingdom.

Last elected: August 2012

Term expires: August 2015

James Osborne BA Hons, LLB

Age 65

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

Directorships of listed companies in the past five years: Current – Director of Ryanair Holdings plc (since 1996); Former – Chairman of Independent News & Media (2011-2012), Chairman of Newcourt Group plc (2004-2009).

Other: Chairman of Eason & Son Ltd (since August 2010), Chairman of Centric Health (since 2006); Chairman of Monaghan Mushrooms (since 2012); resident of Ireland.

Last elected: August 2012

Term expires: August 2015

James Hardie FY 2014 20-F	26

Rudolf van der Meer M.Ch.Eng

Age 69

Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO of Coatings (2000-2005), CEO of Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since August 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008); Chairman of the Supervisory Board of Imtech N.V. (2005-2013).

Other: Former Chairman of the Board of Energie Beheer Nederland B.V. (2006 – 2013); Chairman of the Supervisory Board of VGZ Health Insurance (since May 2011); resident of The Netherlands.

Last elected: August 2011

Term expires: August 2014

James Hardie FY 2014 20-F	27

REMUNERATION REPORT

This Remuneration Report explains James Hardie’s executive remuneration framework, and has been adopted by the Board on the recommendation of the Remuneration Committee.

The Company is not required to produce a remuneration report or to submit it to shareholders under Irish or Australian rules or regulations. However, taking into consideration its large Australian shareholder base, James Hardie has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This document reports on the Company’s remuneration policies and practices in fiscal year 2014 and also voluntarily includes an outline of the key changes for fiscal year 2015. Further details of these changes are set out in the 2014 Notice of Annual General Meeting (“AGM”).

Consistent with fiscal year 2013, during fiscal year 2014 the Remuneration Committee retained Aon Hewitt (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration.

1. APPROACH TO SENIOR EXECUTIVE REMUNERATION

1.1 Remuneration Philosophy

James Hardie’s remuneration philosophy is to provide competitive remuneration, compared to US peer group companies exposed to the US housing market. Within this philosophy, the executive remuneration framework emphasises operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders. The pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.

1.2 Composition of Remuneration Packages

Remuneration packages for senior executives reflect this remuneration philosophy and comprise:

—	fixed pay and benefits (“Fixed Remuneration”); and

—	variable performance pay (“Variable Remuneration”).

Variable Remuneration is based on both:

—	short-term incentives (“STI”); and

—	long-term incentives (“LTI”).

The Company’s policy is to position senior executive Fixed Remuneration at the market median and total target direct remuneration (comprising Fixed Remuneration and target Variable Remuneration) at the market 75th percentile, if stretch short and long-term target performance goals are met.

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

James Hardie FY 2014 20-F	28

1.3 Setting Remuneration Packages

Remuneration decisions are based on the executive remuneration framework described in this Remuneration Report. The Remuneration Committee reviews and the Board approves this framework each year.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration for senior executives. As the Company’s main business and all of its senior executives are in the US, the peer group comprises US listed companies exposed to the US housing market. This same peer group is also used to determine relative performance for the year’s LTI equity grants. The names of the 25 companies comprising this peer group are provided in section 8 of this Remuneration Report.

Remuneration packages for senior executives are evaluated each year to make sure that they continue to align with the Company’s philosophy, are competitive with their US peer group, and are competitive with developments in the market. In making decisions regarding individual senior executives, the Remuneration Committee takes into account:

—	the senior executive’s responsibilities and performance; and

—	the results of an annual remuneration positioning review provided by the Remuneration Committee’s independent advisor.

All aspects of the remuneration package for the CEO and CFO are determined by the Remuneration Committee and ratified by the Board. All aspects of the remuneration package for the remaining senior executives are determined by the Remuneration Committee on the recommendation of the CEO.

1.4 Senior Executives in fiscal year 2014

The Company’s senior executives in fiscal year 2014 were:

—	Louis Gries, Chief Executive Officer

—	Matthew Marsh, Chief Financial Officer

—	Mark Fisher, Executive General Manager – International

—	Ryan Sullivan, Executive General Manager – South

—	Sean Gadd, Executive General Manager – North

Russell Chenu, Chief Financial Officer, was a senior executive until he retired from the Company on 29 November 2013.

The executive remuneration framework described in this report also applies to the remaining members of the James Hardie Management Team (JHMT), who work with the senior executives to manage the US business.

James Hardie FY 2014 20-F	29

2. FISCAL YEAR 2014 COMPANY PERFORMANCE AND LINK WITH REMUNERATION POLICY

2.1 Actual Performance

The Company’s five-year EBIT and net income, and five-year A$ total shareholder return (including dividends and capital returns) mapped against changes in US housing starts are shown in the graphs below:

EBIT[1] (Millions of US dollars) [1] Excludes asbestos, asset impaiments, ASIC expenses and New Zealand product liability expenses	Net Income[2] (Millions of US dollars) [2] Excludes asbestos, asset impaiments, ASIC expenses, New Zealand product liability expenses and tax adjustments
JHX Total Return Index vs US Housing Starts

Readers are referred to Section 4, “Glossary of Abbreviations and Definitions” which includes the reconciliation of EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability and Net Income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability to the respective US GAAP equivalent measurements.

2.2 Market Conditions and Company Performance

Operating conditions in the US residential housing market improved during fiscal year 2014. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the Company’s performance, were 615,400 for fiscal year 2014, 9% above the prior year. In addition, industry data indicates gains in both single-family and multi-family production.

Overall group operating earnings for fiscal year 2014 increased significantly compared to the prior year, reflecting stronger performance by our USA and Europe Fibre Cement segment and our Asia Pacific Fibre Cement segment. The US and Europe improvement was largely due to improved conditions in the US housing market and higher average net sales price, partially offset by higher production costs and SG&A. The Asia Pacific segment improvement was largely due to increased average net sales price and a reduction in costs achieved in economies of scale, partially offset by depreciation in the exchange rates.

James Hardie FY 2014 20-F	30

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

During its annual review, the Remuneration Committee assessed the Company’s performance in fiscal year 2014 against the background of the gradual recovery in the US and Asia Pacific markets. This review included reviewing fiscal year 2014 performance against:

—	the Company’s historical performance;

—	the Company’s peer group;

—	the goals in the Company’s STI and LTI Variable Remuneration plans; and

—	the Scorecard, or key objectives and measures the Board expects to see achieved (“the Scorecard”).

Based on that review, the Board and Remuneration Committee concluded that management’s performance in fiscal year 2014 was:

—

above target and fiscal year 2013 on earnings and growth measures, resulting in STI Variable Remuneration outcomes being substantially above both target for fiscal year 2014 and amounts paid for fiscal year 2013; and

—

superior to the 75th percentile of its peer group of companies on long-term measures (when taken together with performance in fiscal years 2012 and 2013), such as those set out in the Scorecard, resulting in LTI Variable Remuneration being above target for fiscal years 2012-2014.

More details about this assessment, including the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives is set out in Section 3 of this Remuneration Report below.

3. DESCRIPTION OF COMPANY’S REMUNERATION ARRANGEMENTS

This section describes the Company’s remuneration arrangements applicable during fiscal year 2014.

3.1 Overview of Fixed Remuneration

Fixed remuneration consists of base salaries, non-cash benefits, participation in a defined contribution retirement plan and superannuation contributions.

3.1.1 Base Salaries

Base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base

James Hardie FY 2014 20-F	31

salaries for senior executives are positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.

3.1.2 Non-Cash Benefits

James Hardie’s executives may receive non-cash benefits such as a cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs and an annual financial planning allowance.

3.1.3 Retirement Plan/Superannuation

In every country in which it operates, the Company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

We sponsor a US defined contribution plan, the James Hardie Retirement and Profit Sharing Plan, for our employees in the United States and a defined benefit pension plan, the James Hardie Australia Superannuation Plan, for our employees in Australia. The US defined contribution plan is a tax-qualified retirement and savings plan (“401(k) Plan”) covering all US employees, subject to certain eligibility requirements. Participating employees may elect to reduce their current annual compensation by up to US$17,500 in calendar year 2014 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$260,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

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

3.2 Overview of Variable Remuneration

The Company’s Variable Remuneration incentive plans for senior executives in fiscal year 2014 were:

Duration	Plan Name	Amount	Form Incentive Paid
Short-term (1 year)	Individual Performance Plan (“IP Plan”)	20% of STI Target	Cash
	Company Performance Plan (“CP Plan”)[1]	80% of STI Target	Cash

Long-term (3-4.5 years)	Long Term Incentive Plan (“LTIP”)	40% of LTI Target	Return on Capital Employed (“ROCE”) Restricted Stock Units (“RSUs”)
		30% of LTI Target	Relative Total Shareholder Return (“TSR”) RSUs
		30% of LTI Target	Cash (Scorecard LTI)

James Hardie FY 2014 20-F	32

[1]	Previously referred to as Executive Incentive Plan (“EIP Plan”).

3.3 Short-Term Incentive Variable Remuneration

3.3.1 Overview of Short-Term Incentives

Each year, the Remuneration Committee approves a STI target for all senior executives, which is expressed as a percentage of base salary. The STI target is allocated between company goals (under the CP Plan) and individual goals (under the IP Plan). The STI targets for senior executives in fiscal year 2014 were as follows:

Position	STI target as % of base salary	% of STI target allocated to corporate goals	% of STI target allocated to individual goals
Chief Executive Officer	125%	80%	20%
Chief Financial Officer (Marsh)	60%	80%	20%
Chief Financial Officer (Chenu)[2]	33%	0%	100%
Other senior executives	60%	80%	20%

[2]	Retired 29 November 2013.

From fiscal year 2014, the Remuneration Committee approved the introduction of a ‘circuit breaker’ which, for JHMT members, will prevent payment of any STI under the CP and IP Plans unless JHI plc’s performance exceeds a level approved by the Committee each year. The ‘circuit breaker’ is set at 60% of FY2014 JHI plc plan EBIT (indexed to housing starts) and is calculated after and therefore excludes all of the items JHI plc customarily excludes from its STI calculations, including costs relating to legacy issues such as ASIC proceedings, NZ weathertightness proceedings and changes to the asbestos liability valuation as well as impairment costs the Committee determines should be disregarded.

3.3.2 Short Term Incentives – Company Performance Plan (CP)

Each year, the Remuneration Committee approves a series of ‘Payout Matrices’ for the US and Asia Pacific segments which provide a range of possible STI payouts depending on the Company’s performance against performance hurdles which assess growth above market (“Growth Measure”) and earnings (“Return Measure”).

Each senior executive (other than R. Chenu) can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout matrix the senior executive is tied to. All senior executives are tied to either the US Payout Matrix or a composite multiple derived from the Payout Matrices for the US and Asia Pacific segments.

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

James Hardie FY 2014 20-F	33

The Remuneration Committee believes that the STI Plan Payout Matrices are appropriate because they:

—	provide management with an incentive to achieve overall corporate goals;

—	balance growth with returns;

—	recognise the need to flexibly respond to strategic opportunities depending on our markets’ ability to recover from the currently prevailing uncertain economic environment;

—	incorporate indexing for factors beyond management’s control; and

—	incorporate Remuneration Committee discretion to ensure appropriate outcomes.

Wood-Aesthetic Market Index (WMI)

From fiscal year 2013, the Remuneration Committee determined that the US payout would be adjusted based on the Company’s performance against market tracking data from the largest participants in the ‘wood-look’ products market (collectively, the “Wood-Aesthetic Market Index” or “WMI”). In fiscal year 2013 the WMI adjustment was applied to the Growth Measure. The performance requirements for the WMI adjustment remained consistent between fiscal years 2013 and 2014, however for fiscal year 2014, the Remuneration Committee determined the WMI adjustment should instead be applied to the US multiple as determined by the US payout matrix. The WMI adjustment is to be made as follows:

—	if the Company meets or exceeds the performance of all three WMI participants, 0.2x will be added to the US multiple as determined by the US payout matrix;

—	If the Company meets or exceeds the performance of two of the three WMI participants, there will be no change to the US multiple as determined by the US payout matrix; and

—	If the Company fails to meet or exceed the performance of more than one of the three WMI participants, then 0.2x will be subtracted from the US multiple as determined by the US payout matrix.

The purpose of this WMI adjustment is to further focus management on increasing the Company’s share of the exterior cladding market at the expense of ‘wood-look’ competitors, which is one of the Company’s key strategies and, if successfully implemented, will create substantial value for shareholders.

Interior Products Business

Beginning in fiscal year 2014, the Remuneration Committee also reserved for itself discretion to increase or decrease the US multiple as determined by the US payout matrix by an additional 0.2x based on the Remuneration Committee’s assessment of management’s development and implementation of specific plans for the Company’s interior products business.

Payout Matrices

To ensure that the Payout Matrices represent genuinely challenging targets aligned with the Company’s executive remuneration philosophy, particularly in light of the gradual recovery in the US housing market, the Growth Measure and Return Measure are indexed to take into account changes in the US and Australian new housing starts, the US repair and remodel market and pulp prices. The

James Hardie FY 2014 20-F	34

targets for the Return Measure exclude costs related to legacy issues (including the impact of asbestos, ASIC proceedings, certain asset impairment charges and expenses associated with New Zealand weathertightness proceedings) as well as the impact of exchange rate movements on the translation of earnings. The Remuneration Committee has reserved for itself discretion to change the STI paid on the basis of the Payout Matrices. Examples of instances when the Remuneration Committee would consider exercising this discretion include external factors outside of management’s control, and for the US CP Plan only, if the general shift toward smaller homes at each segment of the US market is considered sufficiently material. The Remuneration Committee will disclose the reasons for any such exercise of discretion in that year’s Remuneration Report.

The Company does not disclose the Growth Measure and Return Measure targets since these are commercial in confidence. However, achieving a target payment for fiscal year 2014 would have required performance in excess of the average of the performance for the previous three years on both the Growth Measure and the Return Measure.

3.3.3 Individual Short Term Incentives – Individual Performance Plan (IP)

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

The Remuneration Committee believes that the IP Plan is appropriate because it links financial rewards to the senior executive’s achievement of specific objectives that have benefited the Company and contributed to shareholder value and are not directly captured by the CP component of the STI.

Board and Remuneration Committee assessment of management performance under STI Plans and for Fiscal Year 2014

The Company’s results and the subsequent STI payouts for fiscal year 2014 were above STI target and fiscal year 2013 as a result of:

—	the US business performing significantly above target on the Growth Measure (which requires performance well above market), due to strong category and market share growth;

—	the US business performing substantially above the Return Measure due to higher volumes, higher average net sales price, and lower organisational costs as a percentage of revenue;

—

the US business exceeding volume growth of the other fibre cement manufacturers, vinyl and engineered wood, resulting in the activation of a 0.2x ‘exterior kicker’ to the US multiple as determined by the US payout matrix;

—

Asia Pacific performing slightly below target on the Growth Measure, due to the Australia business achieving growth above its target offset by the New Zealand and Philippines businesses achieving growth below their respective targets; and

—	Asia Pacific performing above target on the Return Measure, due to higher returns in Australia and New Zealand, slightly offset by the lower returns in the Philippines business.

James Hardie FY 2014 20-F	35

The percentage of the maximum STI Variable Remuneration awarded to or forfeited by senior executives for (individual and corporate) performance in fiscal year 2014 compared to fiscal year 2013 was:

	Cash STI[1]
	Awarded %	Forfeited %

L Gries
Fiscal Year 2014	88	12
Fiscal Year 2013	20	80

M Marsh
Fiscal Year 2014	88	12
Fiscal Year 2013	N/A	N/A

R Chenu[2]
Fiscal Year 2014	67	33
Fiscal Year 2013	75	25

M Fisher
Fiscal Year 2014	87	13
Fiscal Year 2013	22	78

R Sullivan
Fiscal Year 2014	99	1
Fiscal Year 2013	29	71

S Gadd
Fiscal Year 2014	95	5
Fiscal Year 2013	29	71

[1]	Awarded = % of fiscal year 2013 or 2014 Cash STI maximum actually paid. Forfeited = % of fiscal year 2013 or 2014 Cash STI maximum foregone. STI amounts were paid in cash under the CP and IP Plans.

[2]	% of fiscal year 2014 cash STI forfeited for R Chenu is due to his departure from the Company rather than a reduction related to performance.

3.4 Description of LTI Variable Remuneration

3.4.1 Overview of Long-Term Incentives

Each year, the Remuneration Committee approves a LTI target for all senior executives. The LTI target is allocated between three separate components to ensure that senior executive performance is assessed based on a wide range of factors:

—	40% to ROCE RSUs – an indicator of growth in the value of the Company’s capital efficiency over time;

—	30% to Relative TSR RSUs – an indicator of the Company’s performance relative to its US peers; and

—	30% to Scorecard LTI – an indicator of each senior executive’s contribution to the Company achieving its long-term strategic goals.

James Hardie FY 2014 20-F	36

The LTI target amounts for the senior executives in fiscal year 2014 were:

Position	LTI target
Chief Executive Officer	US$	3.1 million
Other senior executives	US$	250,000-US$350,000

3.4.2 ROCE RSUs (40% of target LTI)

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

Consistent with fiscal year 2013, the maximum payout for the ROCE RSUs is 200% of target LTI. Given the increase in ROCE targets and the existence of negative discretion for the Remuneration Committee based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard, the Remuneration Committee expects that vesting of ROCE RSUs is unlikely to be higher than target (i.e. 50% vesting) in most years.

ROCE is determined by dividing EBIT by Capital Employed.

EBIT will be as reported in the Company’s financial results, adjusted by:

—

deducting the earnings impact of legacy issues (such as asbestos adjustments, including foreign exchange impact on the Company’s asbestos provision, New Zealand weathertightness expenses and ASIC expenses);

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

The earnings component of ROCE performance targets are predicated on assumptions in market growth. Market growth in our primary markets has two main components – independent third party sourced data for new housing starts, and an independent third party data sourced index for the Repair

James Hardie FY 2014 20-F	37

and Remodel (R&R) market. The two main components are blended for an index of market growth. The corresponding earnings component of ROCE performance targets may then be adjusted for the market growth index if they vary from the original assumptions of market growth. Additionally, Board discretion may also be applied to adjust index outcomes for factors such as external assessments of James Hardie product category market share changes.

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

ROCE goals for the ROCE RSUs are based on historical results and take into account the expected and forecasted impact of the recovery in the US housing market on EBIT and Capital Employed. Achievement in order to receive awards at LTI target (i.e. 50% vesting) will require improvement on the average of the performance of the Company for fiscal years 2011 to 2013 (after indexing for market improvements). The ROCE result in fiscal years 2013 and 2014 was 17.8% and 25.5%, respectively.

The goals for ROCE RSUs granted in fiscal year 2014 (for performance in fiscal years 2014 to 2016) were increased from the goals for ROCE RSUs granted in fiscal year 2013 as follows:

Fiscal Years 2014-2016 ROCE	Fiscal Years 2013-2015 ROCE	% of ROCE RSUs to vest
< 19.5%	< 18.5%	0%
≥19.5%, but < 21.0%	≥18.5%, but < 19.5%	25%
≥21.0%, but < 22.5%	≥19.5%, but < 20.5%	50%
≥22.5%, but < 24.0%	≥20.5%, but < 21.5%	75%
≥24.0%	≥21.5%	100%

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

James Hardie FY 2014 20-F	38

3.4.3 Relative TSR RSUs (30% of target LTI)

The Remuneration Committee believes that Relative TSR RSUs are an appropriate component of the LTI Plan because they provide alignment with shareholders – even if macro conditions create substantial shareholder value, senior executives will only receive payouts if the total shareholder return of the Company’s shares exceeds a specified percentage of the Company’s peer group over a performance period.

The Company has used Relative TSR RSUs in its LTI Plan since fiscal year 2009. The Remuneration Committee made the following changes to the Relative TSR RSUs in fiscal year 2014 to bring this component of the LTI plan more in-line with typical plans seen in Australia and the United States:

—	decreased the number of re-tests from four to three; and

—	modified the payout threshold to commence at 25% rather than 0% for performance at the 40th percentile.

Total shareholder return measures changes in the share price of the Company and its peer group and assumes all dividends and capital returns are reinvested when paid.

The peer group for Relative TSR RSUs is unchanged from fiscal year 2013 and consists of the same peer group of companies exposed to the US housing market which the Company uses for compensation benchmarking purposes. The Remuneration Committee believes that US companies form a more appropriate peer group than ASX-listed companies as they are exposed to the same macro factors in the US housing market as those faced by the Company. The names of the 25 companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 8 of this Remuneration Report.

The Company’s relative TSR performance will be measured against the peer group over a 36 to 54 month period from grant date, with testing after the 36th month, and then every six months until the end of the 54 month period. To eliminate the impact of short-term price changes, the starting point and each test date are measured using an average 20-day closing price.

Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<40th Percentile	0%
40th – <80th Percentile	Sliding Scale starting at 25%
≥80th Percentile	100%

The Remuneration Committee will continue to monitor the design of the Relative TSR RSU component of the LTI plan for senior executives with the aim of balancing investor preferences with the ability to motivate senior executives.

James Hardie FY 2014 20-F	39

3.4.4 Scorecard LTI (30% of target LTI)

The Remuneration Committee believes that the Scorecard LTI is an appropriate component of its LTI Plan because it:

—

allows the Remuneration Committee to set targets for and reward executives on a balance of longer-term financial, strategic, business, customer and organisational development goals which it believes are important contributors to long-term creation of shareholder value;

—	ties the reward’s value to the Company’s share price over the medium-term; and

—

allows flexibility to apply rewards across different countries, while providing executives with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the other components of the LTI Plan) as payment is in cash.

The Company has used Scorecard LTI in its LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives, including objectives for individual senior executives, and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. The Remuneration Committee monitors progress against the Scorecard twice each year. At the end of the three-year period, the Remuneration Committee assesses the Company’s performance on each key objective and each individual senior executive’s contribution to those achievements (with scores between 0 and 100) (and the Board reviews that assessment). Senior executives may receive different ratings depending on the contribution they have made during the three-year period. Although most of the objectives in the Scorecard have quantitative targets, the Company considers some of the targets to be commercial-in-confidence.

No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The Scorecard can only be applied by the Board to exercise negative discretion (i.e., to reduce the amount of Scorecard LTI that will ultimately vest). It cannot be applied to enhance the maximum reward that can be received.

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

Further details related to the Scorecard for fiscal year 2014, including the method of measurement, historical performance against the proposed measures and the Board’s expectations, were previously set out in the 2013 AGM Notice of Meeting. An assessment of the Company’s Scorecard performance for fiscal years 2012-2014 is set out below. The Company will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2014-2016 at the conclusion of fiscal year 2016.

James Hardie FY 2014 20-F	40

Board and Remuneration Committee assessment of management performance under Scorecard LTI for Fiscal Years 2012-2014

The Remuneration Committee’s review of the Company’s performance over fiscal years 2012-2014 against the Scorecard objectives, and the contribution of individual senior executives, resulted in senior executives receiving an average Scorecard rating of 63% (from a range of 55% to 75%).

The Remuneration Committee’s assessment of the Company’s performance over the fiscal years 2012-2014 based on the Scorecard objectives as determined in mid-2011 is:

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
US Primary Demand Growth (“PDG”)	FY14: 9.6% FY13: 6.8% FY12: 10.6%[1]	Minimum: Maintain relative to exterior market Stretch: Primary demand growth relative to market	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair & Remodel, which it does by growing fibre cement’s share of the exterior cladding market and by maintaining the company’s share of the fibre cement category.	Growth above stretch target achieved over three year period.
US Product Mix Shift	ColorPlus and Artisan penetration flattened out.	Board Minimum: 5% annual improvement in penetration of ColorPlus and Artisan products Stretch: 10% annual improvement in penetration of ColorPlus and Artisan products	The company aims to maintain its leadership position across the fibre cement category of the exterior cladding market by developing new products/marketing/ manufacturing approaches that will result in an improved mix of our products and gross margins.	While improvement flattened over the three-year period, ColorPlus profitability has improved.

[1]	Figure restated to reflect updated methodology calculation.

James Hardie FY 2014 20-F	41

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Manufacturing Reset	Product and process efficiency improvement over the three year period, material yield remained flat.	Improvement in product and process efficiency and material yield metrics will be reviewed to confirm manufacturing performance and progress is effectively supporting the product leadership strategy.	As our differentiated product position continues to increase, this initiative will be critical to delivering future growth and optimising returns.	The organisation has successfully shifted the business back to an effective “high utilisation” model.
Safety	FY14: 1.33 23.43 FY13: 1.57 28.9 FY12: 1.46 18.1	No fatalities Stretch: 2.0 Incident Rate (IR) and 20 Severity Rate (SR)[2]	Safety of Company employees is an essential ESG measure.	Organisation progressing towards “zero harm”. Results below 2 IR and 20 SR are now expected.
Strategic Positioning	Significant progress with acquisition of fibreglass window assembly assets and organic growth in Europe with expanded product portfolio.	It is not possible to set a specific goal for this measure. However, the Board expects that management will continue to diversify products and geographies to provide more balance with a view towards greater future profit growth opportunities.	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the Company’s traditional markets will create shareholder value through increased profits and diversification for lower risk.	Fibreglass windows continues to evolve with manufacturing operations running and market work beginning.
Legacy Issues	All major legacy issues known to exist in FY12 concluded.	Minimum: Resolve or address the Dutch domicile and make substantial progress on others Stretch: Resolve or address all legacy issues	Resolution of these issues is a fundamental component of the Company’s ESG goals, paving the way to lower risk and more certainty for all stakeholders.	Performance met stretch goals. All major legacy issues concluded, largely in the Company’s favour.

[2]	James Hardie considers only the hours of manufacturing facility employees to determine the IR as these employees have the highest safety risk within the organisation. This methodology yields a higher IR than if James Hardie included all of its employees in the calculation in a manner similar to that of other manufacturing companies, In addition, James Hardie does not consider the employee to have returned to work until s/he has returned to their original position and not on a restricted work basis. This methodology yields a higher SR than if James Hardie considered the employee to have returned to work when they were brought back on restricted work basis.

James Hardie FY 2014 20-F	42

Measure	Performance over period	Board Requirement	Reasons	Assessment of Management’s Performance
Managing During the Economic Crisis	Good result from both a market share and profitability perspective.	Maintain an adequate capital structure.	With the US building materials industry experiencing a downturn unprecedented in the past 60 years, managing the Company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.	Successful progress on capital structure and refinancing.
Talent Management/ Development	The Company continues to have a strong management team.	It is not possible to set a specific goal for this measure beyond requiring that management capability be retained and grown.	Improving management development and capability is important to the Company’s future growth.	Significant improvements in fiscal years 2013 and 2014 offset inadequate outcomes in fiscal year 2012.

3.4.5 Historical performance- Hybrid RSUs

As part of the fiscal year 2012 LTI plan, the Company granted Hybrid RSUs to senior executives. These Hybrid RSUs were granted in June 2012 on the basis of management’s performance against EBIT goals in fiscal year 2012. During June 2014, these Hybrid RSUs, which were treated as STI transferred to LTI, vested.

Board and Remuneration Committee assessment of management performance under Hybrid RSU for Fiscal Years 2012-2014

The Remuneration Committee reserved to itself the discretion to review fiscal year 2012 performance with the benefit of another two years’ trading and assess whether those results were obtained at the expense of long term sustainability. Senior executives were granted 214,356 Hybrid RSUs. For those tied to corporate level EBIT performance, this grant was equivalent to 98% of target (and 32.7% of maximum) Variable Remuneration allocated to the Hybrid RSUs. For those tied to US level EBIT performance, this grant was equivalent to 112% of target (and 37.3% of maximum) Variable Remuneration allocated to the Hybrid RSUs. The Remuneration Committee reviewed the Company’s performance in fiscal years 2013 and 2014 as part of the fiscal years 2012-2014 Scorecard LTI assessment, and determined that it would not apply any negative discretion in respect of these grants.

More detailed information on LTI Plans

More detailed information about the Company’s LTI plans, including certain information required under applicable US laws, is set out in section 8 of this Remuneration Report.

James Hardie FY 2014 20-F	43

3.5 Relative Weightings of Fixed and Variable Remuneration in 2014

The Company’s improved performance in fiscal year 2014 was reflected in an increase in the Variable Remuneration paid to senior executives in fiscal year 2014 compared to fiscal year 2013:

	Fixed Remuneration[1]	Variable Remuneration[3]
		Cash Incentive[2]	ROCE RSUs %	Scorecard LTI %	Relative TSR RSUs %	Total Variable%
L Gries Fiscal Year 2014 Fiscal Year 2013	10 13	26 7	22 28	25 31	17 21	90 87
M Marsh[4] Fiscal Year 2014 Fiscal Year 2013	32 -	31 -	13 -	14 -	10 -	68 -
R Chenu[5] Fiscal Year 2014 Fiscal Year 2013	83 54	17 10	- 13	- 14	- 9	17 46
M Fisher Fiscal Year 2014 Fiscal Year 2013	26 35	33 11	14 19	16 21	10 14	74 65
R Sullivan Fiscal Year 2014 Fiscal Year 2013	27 54	35 15	13 11	15 12	10 8	73 46
S Gadd Fiscal Year 2014 Fiscal Year 2013	24 52	34 15	15 11	16 13	11 9	76 48

[1]	Includes SG&A expenses incurred in the year indicated for base salary, non-cash benefits, expatriate benefits, other non-recurring benefits and superannuation/pension payments.

[2]	Includes STI amounts incurred under the CP and IP Plans. The cash payments for each fiscal year are paid in the June following the end of the fiscal year.

[3]	Equity components include the total value of ROCE RSUs, Scorecard LTI and Relative TSR RSUs granted in fiscal year 2014.

[4]

Commenced employment 24 June 2013. Received a one-time cash signing bonus of $288,666 and a one-time grant of time vested RSUs under the 2001 Equity Incentive Plan in addition to fiscal year 2014 LTI plan grants.

[5]	Retired 29 November 2013 and did not receive any equity award grants in fiscal year 2014.

James Hardie FY 2014 20-F	44

3.6 Variable Remuneration Payable in Future Years

Details of the accounting cost of the Variable Remuneration for fiscal year 2014 that may be paid to senior executives in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards and the Company’s estimate of the Scorecard Rating to be applied to Scorecard LTI.

	Scorecard LTI¹ (US dollars)				ROCE RSUs² (US dollars)				Relative TSR RSUs³ (US dollars)
	FY2014	FY2015	FY2016	FY2017	FY2014	FY2015	FY2016	FY2017	FY2014	FY2015	FY2016	FY2017
L Gries	493,786	919,550	922,069	423,245	329,192	613,036	614,715	282,164	329,192	613,036	614,715	282,164
M Marsh	55,749	103,819	104,103	47,785	37,167	69,215	69,404	31,858	127,158	235,978	236,184	108,615
M Fisher	55,749	103,819	104,103	47,785	37,165	69,210	69,400	31,856	40,310	75,067	75,272	34,551
R Sullivan	39,821	74,156	74,359	34,132	26,549	49,440	49,576	22,756	28,792	53,619	53,766	24,679
S Gadd	39,821	74,156	74,359	34,132	26,549	49,440	49,576	22,756	28,792	53,619	53,766	24,679

	684,926	1,275,500	1,278,993	587,079	456,622	850,341	852,671	391,390	554,244	1,031,319	1,033,703	474,688

[1]

Represents annual SG&A expense for Scorecard LTI granted in September 2013. The fair value of each award is adjusted for changes in the Company’s common stock price at each balance sheet date until the final Scorecard rating is applied in September 2016, at which time the final value is based on the Company’s share price and the senior executive’s Scorecard rating at the time of vesting.

[2]

Represents annual SG&A expense for the ROCE RSUs granted in September 2013. The fair value of each RSU is adjusted for changes in the Company’s common stock price at each balance sheet date until the Remuneration Committee exercises negative discretion and some, all or none of the awards become vested in September 2016.

[3]	Represents annual SG&A expense for the Relative TSR RSUs granted in September 2013 with fair market value estimated using the Monte Carlo option-pricing method.

[4]	R Chenu retired 29 November 2013 and did not receive any equity award grants in fiscal year 2014.

4. CHANGES TO REMUNERATION FOR FISCAL YEAR 2015

4.1 Overview of Remuneration for Fiscal Year 2015

The Board and the Remuneration Committee review the Company’s existing remuneration arrangements each year.

CEO Compensation

There will be no increases in the CEO’s base salary or target STI. The CEO’s target LTI will increase by US$400,000 to US$3.5 million in fiscal year 2015. The Board believes this adjustment is required to bring the CEO’s total compensation package more in line with the total compensation packages of CEO’s in the Company’s peer group.

James Hardie FY 2014 20-F	45

Other Senior Executive’s Compensation

Base pay and target LTI increases in fiscal year 2015 for other senior executives are as follows:

	Base Salary		Target LTI
Name	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2015
M Marsh	$480,000	$500,000	$350,000	$500,000
M Fisher	480,000	490,000	350,000	500,000
R Sullivan	330,000	420,000	250,000	500,000
S Gadd	300,000	390,000	250,000	500,000

Base salary increases for M Marsh and M Fisher were made in line with the Company’s annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. Base pay increases for R Sullivan and S Gadd were made to properly align base salary pay with the increase in scope and accountability for their respective positions with the shift in management structure during fiscal year 2014 to a three GM structure.

Target LTI for fiscal year 2015 increased for all senior executives to better align the total direct compensation level for each senior executive with the Company’s remuneration philosophy and the total direct compensation levels of the Company’s peer group.

There were no changes in target STI for senior executives.

STI Variable Compensation Plans

There will be no changes to the Company’s STI Variable Compensation plans.

LTI Variable Compensation Plans

The principal changes in the Company’s LTI Variable Compensation plan are as follows:

—	updating the performance hurdles required to achieve vesting of the ROCE RSUs;

—

eliminating the first of three re-tests for the Relative TSR RSUs. The Company’s relative TSR performance will be measured against the peer group over a 36 to 54 month period from grant date, with testing after the 36th month, 48th month and at the end of the 54 month period. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year; and

—	updating the Scorecard objectives for fiscal year 2015.

The 2014 AGM Notice of Meeting contains further details on the ROCE RSU and Relative TSR RSU grants for fiscal year 2015. Changes to ROCE performance hurdles and Scorecard objectives for fiscal year 2015 are set forth in the following section.

James Hardie FY 2014 20-F	46

4.2 Changes to LTI Variable Compensation for Fiscal Year 2015

4.2.1 ROCE RSUs

The goals for ROCE RSUs to be granted in fiscal year 2015 (for performance in fiscal years 2015 to 2017) were increased from the goals for ROCE RSUs granted in fiscal year 2014 as follows:

Fiscal Years 2015-2017 ROCE	Fiscal Years 2014-2016 ROCE	% of ROCE RSUs to vest
< 22.0%	< 19.5%	0%
≥22.0%, but < 24.5%	≥19.5%, but < 21.0%	25%
≥24.5%, but < 27.0%	≥21.0%, but < 22.5%	50%
≥27.0%, but < 28.5%	≥22.5%, but < 24.0%	75%
≥28.5%	≥24.0%	100%

For fiscal year 2015, the Board has both increased the ROCE performance level at which vesting commences and broadened the ROCE performance hurdles for vesting between 0%-25% and 25%-50%, thereby making it more difficult to achieve at-target vesting. The Board believes this increase in performance hurdles is appropriate given the recovering housing market in the US.

4.2.2 Scorecard LTI

The Remuneration Committee uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. These objectives change from year to year in line with the Company’s strategic priorities. For fiscal year 2015, the Remuneration Committee has made a number of changes to the Scorecard. These changes include:

—	adding three new goals relating to customer experience, defending market share and trim market strategy implementation;

—	renaming one goal relating to manufacturing capacity and efficiency to better reflect organisational targets over the next three years;

—	broadening the focus of the capacity expansion goal from Australia only to global; and

—	removing the ‘legacy issues’ goal as all major legacy issues have been concluded.

James Hardie FY 2014 20-F	47

The goals included in the scorecard for fiscal year 2015 are set forth below:

Goal	Importance	Measurement	Board Expectation
Grow exterior cladding market share and maintain category share in the US business	A key strategy for the Company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for Repair and Remodel markets.	PDG performance of the Company’s exterior cladding compared to underlying market (in square feet).	PDG growth above market. Outperformance against key competition.
Build US organisational and leadership capability in support of the 35/90 growth target	The amount of growth that 35/90 entails requires lower turnover levels and an increase in management depth and organisational capability.	A range of factors including the rate of salaried voluntary turnover, survey results of overall satisfaction, execution of programs to build organisational capability and bench strength for key roles and measure of readiness.	Satisfactory progress on turnover, engagement initiatives and programs to build organisational capability build demonstrated by greater bench strength of high performing managers.
Manufacturing effectiveness and sourcing efficiency	The Company operates a national US network of manufacturing facilities.	First pass quality and service, as well as sheet machine product and process efficiency metrics for sheet machines. Manufacturing performance data is commercial in confidence.	Commercial in confidence targets will be reviewed to confirm progress is supporting the Company’s product leadership strategy.
Safety	The safety of all employees is an essential objective of the Company.	Incident Rate (IR): Recordable incidents per 200,000 hours worked Severity Rate (SR): Days lost per 200,000 hours worked	Zero fatalities. IR: 2.0 or below and SR: 20.0 or below.

James Hardie FY 2014 20-F	48

Goal	Importance	Measurement	Board Expectation
Maintain market position on core products in Australian and New Zealand Markets and grow Scyon to greater proportion of Australian business	Value creating opportunity.	Category share and primary demand growth. Scyon growth will be based on % net sales revenue against total for Australia. Current market position is commercial in confidence.	Grow category share on core Australian and New Zealand products. Grow PDG in Australia and New Zealand. Achieve growth in Scyon percentage of Australian Business.
Global capacity expansion	Expansion to support expected growth over the next 20 years.	Approval, construction and start-up of capacity adds.	Completion of building construction, equipment installation and start up at identified sites.
Strategic positioning	Developing sustainable growth beyond the company’s traditional markets may create shareholder value through increased profits and diversification for lower risk.	This measure is subjective and achievement can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically.	Progress against this goal will be reviewed to ensure any progress is supporting the Company’s position in the marketplace.
Customer experience	Necessary to support the Company’s 35/90 strategy.	Map the current customer experience and identify needs and barriers throughout the experience (for different customer types). Develop strategies to address gaps identified.	Demonstrated improvement in the customer experience based on measures set up in FY15.
Defend market share position against key wood-look competitor	Necessary to support the Company’s 35/90 strategy.	The Company’s exterior performance relative to key wood-look competitor in specific markets Current market position is commercial in confidence.	Outgrow key wood-look competitors in specific markets in the aggregate measured on a calendar year basis.
Trim market strategy implementation	Developing sustainable growth beyond the company’s traditional products.	This measure is subjective and achievement can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically.	Commercial in confidence targets will be reviewed to confirm progress is supporting the Company’s trim market strategy.

James Hardie FY 2014 20-F	49

5. REMUNERATION PAID TO SENIOR EXECUTIVES

5.1 Total Remuneration for Senior Executives

Details of the remuneration of the senior executives in fiscal years 2014 and 2013 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other
Name	Base Pay	Bonuses[2]	Noncash Benefits[3]	Superan- nuation and 401(k) Benefits	Ongoing Vesting[4]	Mark-to Market[5]	Relocation Allowances, Expatriate Benefits, and Other Non- recurring	Total

L Gries[1]
Fiscal Year 2014	$951,743	$2,835,750	$112,564	$15,228	$6,272,763	$1,461,408	$-	$11,649,456
Fiscal Year 2013	950,966	638,875	92,873	14,826	5,066,796	1,024,436	63,087	7,851,859

M Marsh[6]
Fiscal Year 2014	350,769	687,744	30,564	19,938	196,070	24,004	288,666	1,597,755
Fiscal Year 2013	-	-	-	-	-	-	-	-

R Chenu[7]
Fiscal Year 2014	611,453	181,136	92,738	35,202	606,825	130,790	244,621	1,902,765
Fiscal Year 2013	930,969	225,378	86,947	87,677	658,609	92,031	103,314	2,184,925

M Fisher
Fiscal Year 2014	473,061	673,344	43,505	15,612	712,419	158,794	-	2,076,735
Fiscal Year 2013	452,145	174,661	42,940	15,273	683,969	104,492	-	1,473,480

R Sullivan
Fiscal Year 2014	311,539	529,848	81,054	15,508	209,217	66,392	-	1,213,558
Fiscal Year 2013	268,358	92,948	36,272	15,708	91,521	22,156	10,385	537,348

S Gadd
Fiscal Year 2014	281,538	463,680	36,753	16,131	220,293	47,816	-	1,066,211
Fiscal Year 2013	238,777	82,620	41,833	14,327	120,411	39,052	-	537,020

Total Compensation for Senior Executives

Fiscal Year 2014	$2,980,103	$5,371,502	$397,178	$117,619	$8,217,587	$1,889,204	$533,287	$19,506,480
Fiscal Year 2013	$2,841,215	$1,214,482	$300,865	$147,811	$6,621,306	$1,282,167	$176,786	$12,584,632

[1]

L Gries base pay includes US$155,818 and US$149,058 in fiscal years 2014 and 2013, respectively, for his services on the JHI plc Board. For fiscal year 2013, “Other” compensation includes a charge to recognise gross-up and tax paid on equity vested during fiscal years 2013 for which a portion of the vesting period was while L Gries was seconded to The Netherlands.

[2]

Includes STI amounts (paid in cash) under the CP and IP Plans. Fiscal year 2013 includes over/under accruals from fiscal year 2012. Fiscal year 2014 is actual bonus to be paid in June 2014. Per the CP and IP Plans, the cash payments for each fiscal year are paid in June following the end of the fiscal year.

[3]

Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services.

[4]

Includes equity award expense for grants of Scorecard LTI awards, Relative TSR RSUs, ROCE RSUs and Hybrid RSUs. Relative TSR RSUs are valued using Monte Carlo simulation method. Hybrid RSUs, ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. For Hybrid RSUs, ROCE RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2014 and 2013 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

James Hardie FY 2014 20-F	50

[5]

The amount included in this column is the equity award expense in relation to Hybrid RSUs, ROCE RSUs and Scorecard LTI resulting solely from changes in the US dollar share price during fiscal years 2014 and 2013. During fiscal year 2014, there was a 29.5% appreciation in the Company’s share price from US$10.20 to US$13.21.

[6]

Commenced employment 24 June 2013. Upon hire, received cash in the amount of US$288,666 which is included in the “Other” compensation column as well as a one-time grant of time-vested RSUs as compensation for foregone compensation and benefits at his prior employer. These RSUs were granted 16 September 2013 and are scheduled to cliff vest on the third anniversary of the grant date. The equity award expense for these time-vested RSUs is included in the “Ongoing Vesting” column.

[7]

Retired from the Company on 29 November 2013. Ongoing equity award expense reflects awards not lapsed or forfeited following retirement. R Chenu did not receive any equity award grants in fiscal year 2014.

5.2 Equity Holdings of Senior Executives

(a) Options

Name	Grant Date[10]	Exercise Price per right (A$)	Holding at 1 April 2013	Granted	Total Value at Grant¹ (US$)	Vested	Exercised	Value at Exercise per right² (A$)	Lapsed	Value at Lapse per right³ (A$)	Holding at 31 March 2014	Weighted Average Fair Value per right[4]
L Gries	21-Nov-06[6]	$8.4000	415,000	415,000	$888,100	415,000	(415,000)	6.2665	-	-	-	2.1400
	21-Nov-06[6]	$8.4000	228,600	381,000	$1,131,570	228,600	(228,600)	6.2665	-	-	-	2.9700
	29-Aug-07[6]	$7.8300	445,000	445,000	$965,650	445,000	(445,000)	6.8365	-	-	-	2.1700
	29-Aug-07[6]	$7.8300	364,458	437,000	$1,302,260	364,458	(364,458)	6.8365	-	-	-	2.9800
M Marsh	-	-	-	-	-	-	-	-	-	-	-	-
R Chenu	22-Feb-05[5]	$6.3000	93,000	93,000	$107,973	93,000	(93,000)	-	-	-	-	1.1610
	21-Nov-06[6]	$8.4000	65,000	65,000	$139,100	65,000	-	-	-	-	65,000	2.1400
	21-Nov-06[6]	$8.4000	36,000	60,000	$178,200	36,000	-	-	-	-	36,000	2.9700
	29-Aug-07[6]	$7.8300	68,000	68,000	$147,560	68,000	(68,000)	-	-	-	-	2.1700
	29-Aug-07[6]	$7.8300	55,044	66,000	$196,680	55,044	(55,044)	-	-	-	-	2.9800
M Fisher	1-Dec-05[5]	$8.9000	190,000	190,000	$386,137	190,000	(190,000)	3.2453	-	-	-	2.0323
	21-Nov-06[5]	$8.4000	68,500	158,500	$291,069	158,500	(68,500)	3.7453	-	-	-	1.8364
	10-Dec-07[5]	$6.3800	117,778	277,778	$275,084	277,778	(117,778)	3.6556	-	-	-	0.9903
R Sullivan	21-Nov-06[5]	$8.4000	59,600	59,600	$109,449	59,600	(59,600)	1.6038	-	-	-	1.8364
S Gadd	-	-	-	-	-	-	-	-	-	-	-	-

James Hardie FY 2014 20-F	51

(b) Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2013	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 31 March 2014	Weighted Average Fair Value per right[4]
L Gries	15-Sep-09[7]	15-Sep-12	234,900	234,900	$1,176,849	(122,844)	-	112,056	$5.0100
	11-Dec-09[7]	15-Sep-12	81,746	81,746	$564,865	(42,749)	-	38,997	$6.9100
	15-Sep-10[7]	15-Sep-13	577,255	577,255	$2,595,627	(448,850)	-	128,405	$4.4965
	7-Jun-11[8]	7-Jun-13	45,687	45,687	$279,901	(45,687)	-	-	$6.1265
	15-Sep-11[7]	15-Sep-14	606,852	606,852	$2,500,291	-	-	606,852	$4.1201
	7-Jun-12[8]	7-Jun-14	166,459	166,459	$1,199,137	-	-	166,459	$7.2038
	14-Sep-12[7]	14-Sep-15	273,732	273,732	$2,041,356	-	-	273,732	$7.4575
	14-Sep-12[9]	14-Sep-15	284,916	284,916	$2,645,360	-	-	284,916	$9.2847
	16-Sep-13[7]	16-Sep-16	-	295,824	$2,047,102	-	-	295,824	$6.9200
	16-Sep-13[9]	16-Sep-16	-	278,393	$2,727,973	-	-	278,393	$9.7990
M Marsh	16-Sep-13[7]	16-Sep-16	-	33,400	$231,128	-	-	33,400	$6.9200
	16-Sep-13[9]	16-Sep-16	-	31,431	$307,992	-	-	31,431	$9.7990
	16-Sep-13[11]	16-Sep-16	-	56,128	$549,998	-	-	56,128	$9.7990
R Chenu	15-Sep-09[7]	15-Sep-12	45,675	45,675	$228,832	(23,886)	-	21,789	$5.0100
	11-Dec-09[7]	15-Sep-12	15,895	15,895	$109,834	(8,312)	-	7,583	$6.9100
	15-Sep-10[7]	15-Sep-13	72,157	72,157	$324,454	(56,106)	-	16,051	$4.4965
	7-Jun-11[8]	7-Jun-13	5,711	5,711	$34,988	(5,711)	-	-	$6.1265
	15-Sep-11[7]	15-Sep-14	68,516	68,516	$282,293	-	(7,690)	60,826	$4.1201
	7-Jun-12[8]	7-Jun-14	18,794	18,794	$135,388	-	(3,259)	15,535	$7.2038
	14-Sep-12[7]	14-Sep-15	30,905	30,905	$230,474	-	(13,774)	17,131	$7.4575
	14-Sep-12[9]	14-Sep-15	32,168	32,168	$298,670	-	(14,337)	17,831	$9.2847
M Fisher	15-Sep-09[7]	15-Sep-12	39,150	39,150	$196,142	(20,474)	-	18,676	$5.0100
	11-Dec-09[7]	15-Sep-12	13,624	13,624	$94,142	(7,124)	-	6,500	$6.9100
	15-Sep-10[7]	15-Sep-13	67,003	67,003	$301,279	(52,098)	-	14,905	$4.4965
	7-Jun-11[8]	7-Jun-13	5,303	5,303	$32,489	(5,303)	-	-	$6.1265
	15-Sep-11[7]	15-Sep-14	68,516	68,516	$282,293	-	-	68,516	$4.1201
	7-Jun-12[8]	7-Jun-14	18,794	18,794	$135,388	-	-	18,794	$7.2038
	14-Sep-12[7]	14-Sep-15	30,905	30,905	$230,474	-	-	30,905	$7.4575
	14-Sep-12[9]	14-Sep-15	32,168	32,168	$298,670	-	-	32,168	$9.2847
	16-Sep-13[7]	16-Sep-16	-	33,400	$231,128	-	-	33,400	$6.9200
	16-Sep-13[9]	16-Sep-16	-	31,431	$307,992	-	-	31,431	$9.7990
R Sullivan	15-Sep-11[7]	15-Sep-14	17,227	17,227	$70,977	-	-	17,227	$4.1201
	7-Jun-12[8]	7-Jun-14	5,400	5,400	$38,901	-	-	5,400	$7.2038
	14-Sep-12[7]	14-Sep-15	7,064	7,064	$52,680	-	-	7,064	$7.4575
	14-Sep-12[9]	14-Sep-15	7,353	7,353	$68,270	-	-	7,353	$9.2847
	16-Sep-13[7]	16-Sep-16	-	23,857	$165,090	-	-	23,857	$6.9200
	16-Sep-13[9]	16-Sep-16	-	22,451	$219,997	-	-	22,451	$9.7990
S Gadd	15-Sep-10[7]	15-Sep-13	16,493	16,493	$74,161	(12,824)	-	3,669	$4.4965
	15-Sep-11[7]	15-Sep-14	15,661	15,661	$64,525	-	-	15,661	$4.1201
	7-Jun-12[8]	7-Jun-14	4,909	4,909	$35,363	-	-	4,909	$7.2038
	14-Sep-12[7]	14-Sep-15	7,064	7,064	$52,680	-	-	7,064	$7.4575
	14-Sep-12[9]	14-Sep-15	7,353	7,353	$68,270	-	-	7,353	$9.2847
	16-Sep-13[7]	16-Sep-16	-	23,857	$165,090	-	-	23,857	$6.9200
	16-Sep-13[9]	16-Sep-16	-	22,451	$219,997	-	-	22,451	$9.7990

[1]	Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2]	Value at Exercise/right = Market Value of a share of the Company’s stock price at Exercise less the Exercise price per right.

[3]	Value at Lapse/right = Fair Market Value of a share of the Company’s stock at Lapse less the Exercise price per right.

James Hardie FY 2014 20-F	52

[4]

Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5]	Options granted under the 2001 JHI plc Equity Incentive Plan (“2001 Equity Incentive Plan”). All options have vested and become exercisable.

[6]

Options granted under the James Hardie Industries LTIP (LTIP). These options are subject to performance hurdles. The holding as of 31 March 2014 represents all options which have vested and become exercisable.

[7]	Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and/or application of negative discretion.

[8]	Hybrid RSUs (formerly Executive Incentive Plan RSUs) are granted under the LTIP. These RSUs are subject to application of negative discretion.

[9]	ROCE RSUs are granted under the LTIP and are subject to performance hurdles and/or application of negative discretion.

[10]	All options granted expire 10 years after the grant date.

[11]	Time vested RSUs granted under the 2001 JHI plc Equity Incentive Plan (“2001 Equity Incentive Plan”).

(c) Scorecard LTI

Name	Grant Date		Release Date	Holding at 1 April 2013	Granted	Vested[1]	Lapsed	Holding at 31 March 2014
L Gries	29-Jun-10		29-Jun-13	442,424	442,424	(221,212)	(221,212)	-
	7-Jun-11	[2]	7-Jun-14	455,239	455,239	-	-	455,239
	14-Sep-12		14-Sep-15	320,531	320,531	-	-	320,531
	16-Sep-13		16-Sep-16	-	313,192	-	-	313,192
M Marsh	16-Sep-13		16-Sep-16	-	35,360	-	-	35,360
R Chenu	29-Jun-10		29-Jun-13	55,303	55,303	(27,651)	(27,652)	-
	7-Jun-11	[2]	7-Jun-14	51,398	51,398	-	(5,769)	45,629
	14-Sep-12		14-Sep-15	36,189	36,189	-	(16,129)	20,060
M Fisher	29-Jun-10		29-Jun-13	51,353	51,353	(28,244)	(23,109)	-
	7-Jun-11	[2]	7-Jun-14	51,398	51,398	-	-	51,398
	14-Sep-12		14-Sep-15	36,189	36,189	-	-	36,189
	16-Sep-13		16-Sep-16	-	35,360	-	-	35,360
R Sullivan	7-Jun-11	[2]	7-Jun-14	12,923	12,923	-	-	12,923
	14-Sep-12		14-Sep-15	8,272	8,272	-	-	8,272
	16-Sep-13		16-Sep-16	-	25,257	-	-	25,257
S Gadd	29-Jun-10		29-Jun-13	12,641	12,641	(8,342)	(4,299)	-
	7-Jun-11	[2]	7-Jun-14	11,748	11,748	-	-	11,748
	14-Sep-12		14-Sep-15	8,272	8,272	-	-	8,272
	16-Sep-13		16-Sep-16	-	25,257	-	-	25,257

[1]

Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the scorecard in respect of fiscal years 2011-2013. A detailed assessment of the reasons for the scorecard ratings was sent out in the fiscal year 2013 Remuneration Report.

[2]

Scorecard LTI awards in respect of fiscal years 2012-2014 will vest on 7 June 2014. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out in section 3.4 of this Remuneration Report.

James Hardie FY 2014 20-F	53

5.3 Relevant Interests in JHI plc for Senior Executives

The Company’s LTI plans and stock ownership guidelines (described below) provide a strong level of alignment between senior executives and shareholders. Changes in relevant interests of senior executives in JHI plc securities between 1 April 2013 and 31 March 2014 are set out below:

	CUFS at 1 April 2013	CUFS at 31 March 2014	Options at 1 April 2013	Options at 31 March 2014	RSUs at 1 April 2013	RSUs at 31 March 2014
L Gries	469,150	471,501	1,453,058	-	2,271,547	2,185,634
M Marsh	-	-	-	-	-	120,959
R Chenu[1]	199,884	255,839	317,044	101,000	289,821	156,746
M Fisher	165,221	204,464	376,278	-	275,463	255,295
R Sullivan	-	-	59,600	-	37,044	83,352
S Gadd	17,532	26,049	-	-	51,480	84,964

[1]	Retired from the Company on 29 November 2013.

Based on 445,293,092 shares of common stock outstanding at 31 May 2014 (all of which are subject to CHESS Units of Foreign Securities (“CUFS”)), no senior executive beneficially owned 1% or more of the outstanding shares of the Company at 31 May 2014. None of the shares held by senior executives have any special voting rights. The only change in the number of CUFS, options or RSUs held by senior executives between 31 March 2014 and 31 May 2014 is for R Chenu who exercised all of his remaining 101,000 options on 29 and 30 May 2014. This brings his holdings of options as at 31 May 2014 to nil.

5.4 Stock Ownership Guidelines

The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the Company’s shareholders. The Company has adopted stock ownership guidelines for the CEO, CFO and remaining senior executives, respectively, which require them to accumulate holdings of 3 times, 1.5 times and 1 times their base salary in the Company over a period of five years from the effective date of the guidelines (1 April 2009) or the date the senior executive first becomes subject to the applicable guideline.

During fiscal year 2014, the Company amended the stock ownership guidelines such that the CFO’s holding requirement is 1 times base salary.

Until the stock ownership guidelines have been met, a senior executive is required to retain at least 75% of shares obtained under the Company’s LTI Plans (net of taxes and other costs). Once a senior executive has met or exceeded the stock ownership guidelines, they are required to retain at least 25% of shares issued under the Company’s long-term equity incentive plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of holding lock), after which time those shares can be sold (provided the senior executive remains above the stock ownership guideline).

The CEO’s holdings have exceeded the stock ownership guidelines for some years.

Details of the Company’s policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out in the “Insider Trading” section of the Corporate Governance Report within this annual report.

James Hardie FY 2014 20-F	54

5.5 Loans

The Company did not grant loans to senior executives during fiscal year 2014. There are no loans outstanding to senior executives.

6. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

6.1 CEO’s Employment Contract

Details of the terms of the CEO’s employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CEO is an ‘at-will’ employee.
Base salary	US$950,000 for fiscal year 2014 and 2015. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2015.
Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2014 and 2015. The quantum of STI target is reviewed annually by the Remuneration Committee in May.
Long-term incentive	On the approval of shareholders, a LTI incentive will be granted each year. The recommended value of LTI to be granted will be appropriate for this level of executive in the US. For fiscal year 2014, the LTI target was US$3.1 million. For fiscal year 2015, the LTI target will increase to US$3.5 million.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (“IRS”) limit. The Company will match the CEO’s contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the Company by providing written notice. If the CEO retires after the age of sixty-five, or with the approval of the Board before age sixty-five, then his unvested RSUs and awards will not be forfeited and will be held until the next test date.
Termination by James Hardie

The Company may terminate the CEO’s employment for cause or not for cause. If the Company terminates the CEO’s employment, not for cause, or the CEO terminates his employment “for good reason” the Company will pay the following:

(a) amount equivalent to 1.5 times the CEO’s annual base salary at the time of termination; and

(b) amount equivalent to 1.5 times the CEO’s average STI actually paid in up to the previous three fiscal years as CEO; and

(c) continuation of health and medical benefits at the Company’s expense for the duration of the consulting agreement referenced below.

Post-termination Consulting	The Company will request the CEO, and the CEO will agree, to consult to the Company upon termination for a minimum of two years, as long as the CEO maintains the Company’s non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the LTIP, the CEO’s outstanding options will not expire during any post-termination

James Hardie FY 2014 20-F	55

Components	Details
consulting period. In addition, in the event of an agreed separation or agreed retirement, his unvested restricted stock units and awards will not be automatically forfeited. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr. Gries given his intimate involvement in developing the Company’s fibre cement business in the United States over the past 23 years.

The CEO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

6.2 CFO’s Employment Contract

Details of the CFO’s employment contract are as follows:

Components	Details
Length of contract	Indefinite. The CFO is an ‘at-will’ employee.
Base salary	US$480,000 for fiscal year 2014. Salary reviewed annually by the Board and will increase to US$500,000 for fiscal year 2015.
Short-term incentive	Annual STI target is 60% of annual base salary for fiscal year 2014 and 2015. The quantum of STI target is reviewed annually by the Remuneration Committee in May.
Long-term incentive	The CFO will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be approved by the Remuneration Committee. For fiscal year 2014, the LTI target was US$350,000. For fiscal year 2015, the LTI target will increase to US$500,000.

As a one-time grant upon hire, the CFO received a grant of time-vested RSUs equivalent to US$500,000 on 16 September 2013, these RSUs will vest on the third anniversary of the grant date.
Defined Contribution Plan	The CFO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (“IRS”) limit. The Company will match the CFO’s contributions into the plan up to the annual IRS limit.
Resignation	As an at-will employee, the CFO is not required to provide any notice of resignation.
Termination by James Hardie	The Company may terminate the CFO’s employment for cause or not for cause. If the Company terminates the CFO’s employment, not for cause, or the CFO terminates his employment “for good reason” within the CFO’s first two years of employment, the Company will pay the CFO his then Annual Base Salary and Targeted Annual Bonus, less applicable withholding, provided that he signs and complies with (i) a resignation letter resigning from all office and director positions held at the time, and (ii) a general release of all claims in a form acceptable to the Company. No other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

The CFO also receives the ‘Other’ benefits described in the summary of employment agreements for the senior executives (described below).

James Hardie FY 2014 20-F	56

6.3 Other senior executives’ employment contracts

Details of employment contracts for senior executives are as follows:

Components	Details
Length of contract	Indefinite. Senior executives are ‘at-will’ employees.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May.
Short-term incentive	An annual STI target is set at a percentage of the senior executive’s salary. The STI target is 60% and reviewed annually.
Long-term incentive	Senior executives will receive a LTI incentive with performance hurdles each year. The value of LTI to be granted will be approved by the Remuneration Committee.
Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The Company will match the senior executive’s contributions into the plan up to the annual IRS limit.
Resignation	As at-will employees, senior executives are not required to provide any notice of resignation except as required by individual contract.
Termination by James Hardie	The Company may terminate the senior executive’s employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.
Post-termination Consulting	Depending on the senior executive’s individual contract, and the reasons for termination, the Company may request the senior executive, and the senior executive will agree, to consult to the Company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the Company, and 2) a release of claims in a form acceptable to the Company. In exchange for the consulting agreement, the Company shall pay the senior executive’s annual base salary as of the termination date for each year of consulting.
Other	Health, Welfare and Vacation Benefits: Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the Company’s Executive Health and Wellness program.
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

James Hardie FY 2014 20-F	57

7. REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and Committee fees approved by shareholders from time to time. The current maximum aggregate base and Committee fee pool of US$2.0 million per annum was approved by shareholders in 2012. The Company is proposing to seek shareholder approval at the 2014 AGM to increase the maximum aggregate fee pool by US$300,000 to US$2.3 million per annum. No additional Board fees are paid to executive Board directors.

7.1 Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and during fiscal year 2014, to one of the directors who served on a number of the Company’s subsidiary boards. Non-executive directors will not serve on the Company’s subsidiary boards during fiscal year 2015 and consequently no fee will be paid for this service.

During fiscal year 2014, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, workload requirements and reduction in net of tax remuneration for US domiciled directors as a result of the company’s re-domicile from The Netherlands to Ireland. As a result of the review, fiscal year 2014 fees were adjusted to partly compensate US domiciled directors for the reduction in net of tax compensation received as a result of the Company’s re-domicile from The Netherlands to Ireland. The Remuneration Committee also recommended an increase in non-executive director fees as set out below for fiscal year 2015. The FY2015 annual fee adjustments include a 4% increase in base fees, a market-based fee adjustment for the N&GC Chair committee chair of $7,500, and a tax equalisation adjustment fee for the US domiciled chairman, audit committee chair and remuneration committee chair of 27%, collectively.

Position	Fiscal Year 2014 (US$)		Fiscal Year 2015 (US$)
Chairman	$394,779		$462,471
Deputy Chairman	$209,775		$218,145
Board member	$155,818		$162,050
Audit Committee Chair	$40,000		$73,750
Remuneration Committee Chair	$32,500		$73,750
N&GC Committee Chair	$12,500		$20,000
Ad-hoc Board sub-committee attendance	$3,000	[1]	-
Non-executive member of subsidiary boards	Euro 24,000		-

[1]	Fee is payable in respect of each ad-hoc Board sub-committee meeting attended. The fee is not payable in respect of standing Board committees.

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

James Hardie FY 2014 20-F	58

(either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors’ progress against this policy on a periodic basis.

7.3 Director Retirement Benefits

The Company does not provide any benefits for our non-executive Board directors upon termination of employment.

7.4 Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2014 and 2013

The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2014 and 31 March 2013:

(US dollars)	Primary
Name	Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	Total
M Hammes
Fiscal Year 2014	$394,779	$122,958	$24,762	$542,498
Fiscal Year 2013	$343,980	$0	$35,523	$379,503

D McGauchie
Fiscal Year 2014	$222,255	$0	$18,711	$240,966
Fiscal Year 2013	$210,655	$0	$43,978	$254,633

B Anderson
Fiscal Year 2014	$195,818	$79,770	$0	$275,587
Fiscal Year 2013	$169,058	$0	$13,059	$182,117

D Dilger [4]
Fiscal Year 2014	$68,207	$0	$0	$68,207
Fiscal Year 2013	$178,546	$0	$0	$178,546

D Harrison
Fiscal Year 2014	$188,318	$81,821	$0	$270,138
Fiscal Year 2013	$159,058	$0	$6,070	$165,128

A Littley
Fiscal Year 2014	$155,818	$0	$547	$156,365
Fiscal Year 2013	$149,058	$0	$120	$149,178

J Osborne
Fiscal Year 2014	$155,818	$0	$0	$155,818
Fiscal Year 2013	$149,058	$0	$0	$149,058

R van der Meer
Fiscal Year 2014	$155,818	$0	$0	$155,818
Fiscal Year 2013	$149,058	$0	$19,127	$168,185
Total Compensation for Non-Executive Directors
Fiscal Year 2014	$1,536,830	$284,548	$44,020	$1,865,397
Fiscal Year 2013	$1,508,471	$0	$117,877	$1,626,348

James Hardie FY 2014 20-F	59

[1]	Amount includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards.

[2]

Amount relates to a one-off payment to partially compensate non-executive directors who have received a reduction in net compensation following the Company’s re-domicile from the Netherlands to Ireland. The impact of the re-domicile meant that US based non-executive directors incurred an increased income tax burden since the Irish tax rate is significantly higher than the US tax rate. The Board deferred consideration of a ‘tax equalisation measure’ for the affected non-executive directors until (i) it fully understood the tax implications for the affected directors, and (ii) there was a clear improvement in the U.S. housing market and business results began to improve.

[3]	Other Benefits includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events.

[4]	Resigned from the Board on 12 August 2013.

7.5 Director Remuneration for the years ended 31 March 2014 and 2013

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to L Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2014	2013
Managerial Services[1]	$11,493,638	$7,702,801
Director Services[2]	2,021,215	1,775,406

	$13,514,853	$9,478,207

[1]

Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(K) benefits, and amounts expensed for outstanding equity awards for L Gries.

[2]

Includes compensation for all non-executive directors, which includes base, Chairman, Deputy Chairman, Committee Chairman and service as a non-executive member of certain subsidiary boards fees and cost of non-employee directors’ fiscal compliance in Ireland, other costs connected with Board-related events and a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2014 and 2013.

7.6 Non-Executive Directors’ Interests in JHI plc

Non-executive directors’ relevant interests in JHI plc securities at 1 April 2013 and 31 March 2014 were:

	Number of Shares/CUFS at 1 April 2013	Number of Shares/CUFS at 31 March 2014

M Hammes[1]	37,847	38,444
D McGauchie[2]	20,372	20,372
B Anderson[3]	14,805	14,805
D Dilger[4]	25,000	-
D Harrison[5]	12,384	14,934
A Littley[6]	-	-
James Osborne	2,551	2,551
Rudy van der Meer	17,290	17,290

[1]	29,444 ordinary shares/CUFS held in the name of Mr and Mrs Hammes. 9,000 ordinary shares/CUFS held as American Depositary Receipts (“ADRs”) in the name of Mr and Mrs Hammes.

James Hardie FY 2014 20-F	60

[2]	6,000 shares held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.

[3]	7,170 ordinary shares/CUFS held as ADRs in the name of Mr and Mrs Anderson.

[4]	David Dilger resigned from the Board 12 August 2013.

[5]	2,384 ordinary shares/CUFS held in the name of Mr Harrison. 11,000 ordinary shares/CUFS held as ADRs in the name of Mr Harrison. 1,550 ordinary shares/CUFS in the name of Mr and Mrs Harrison.

[6]	Joined the Board on 27 February 2012.

Based on 445,293,092 shares of common stock outstanding at 31 May 2014 (all of which are subject to CUFS), no director beneficially owned 1% or more of the outstanding shares of the Company at 31 May 2014. None of the shares held by directors have any special voting rights. There were no changes in the number of CUFS or ADS held by directors between 31 March 2014 and 31 May 2014, other than for Mr Anderson, who acquired 390 ordinary shares/CUFS held as ADRs on 2 April 2014.

8. MORE DETAILED INFORMATION ABOUT EQUITY GRANTS

The following additional information about the Company’s equity grants includes the information required under Items 6.B and 6.E of the Form 20-F:

At 31 March 2014, we had the following equity award plans:

—	the Long-Term Incentive Plan 2006 (“LTIP”); and

—	the 2001 Equity Incentive Plan.

8.1 LTIP

The Company uses the LTIP as the plan for LTI grants to senior executives and selected members of senior management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value.

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

As at 31 May 2014, there were no options outstanding under the LTIP.

James Hardie FY 2014 20-F	61

RSUs

From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. As of 31 May 2014, there were 3,275,703 RSUs outstanding under this plan, divided as follows:

		Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 May 2014	Outstanding as of 31 May 2014
TSR	September 2009	522,000	201,298	183,621
TSR	December 2009	181,656	64,808	59,123
TSR	September 2010	951,194	640,931	183,360
TSR	September 2011	954,705	-	835,408
Hybrid	June 2012	266,627	-	237,239
TSR	September 2012	432,654	-	404,752
ROCE	September 2012	450,336	-	421,293
TSR	September 2013	489,888	-	489,888
ROCE	September 2013	461,019	-	461,019

	Total outstanding			3,275,703

The key terms of these RSUs were:

Relative TSR RSUs	Relative TSR RSUs granted September and December 2009 and September 2010, 2011, 2012 and 2013.
Offered to	Senior executives.
Performance period	Three years to five years from the grant date for the 2009 through 2012 grants. Three years to four and a half years from the grant date for the 2013 grant.
Retesting	On the last Business Day of each six month period following three years from grant date and before the end of the performance period.
Exercise period	Until five years from the grant date for the 2009 through 2012 grants. Three years to four and a half years from the grant date for the 2013 grant.
Performance condition	TSR performance against the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc., Headwaters, Inc., Lennox International, Inc., Louisiana-Pacific Corp., Martin Marietta Materials, Inc., Masco Corporation, MDU Resources Group, Inc., Mueller Water Products, Inc., NCI Building Systems, Inc., Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc., Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc. For 2010 onwards, the following companies were added to the peer group: American Woodmark Corp, Apogee Enterprises, Inc., Amstrong World Enterprises, Inc., Fortune Brands, Inc., Interface, Inc., Mohawk Industries, Inc. and PGT Inc. For 2012 onwards, the following companies were removed from the peer group: PGT Inc., MDU Resources Group and Interface, Inc.
Vesting criteria

For 2009 to 2011:

–   0% vesting if TSR below 50th percentile of peer group.

–   33% vesting if TSR at 50th percentile of peer group.

–   Between 50th and 75th percentile, vesting is on a straight line basis.

–   100% vesting if TSR is at 75th percentile of peer group.

For 2012:

–    0% vesting if TSR below 40th percentile of peer group.

–    Between 40th and 80th percentile, vesting is on a straight line basis       (0-100%)

–    100% vesting if TSR is at 80th percentile of peer group.

James Hardie FY 2014 20-F	62

For 2013:

–  0% vesting if TSR below 40th percentile of peer group.

–  Between 40th and 80th percentile, vesting is on a straight line basis     (starting at 25% to 100%)

–  100% vesting if TSR is at 80th percentile of peer group.

RSU exercise price	Not applicable.
Expiration date	Five years from grant date for 2009 to 2012 grants, four and a half years from grant date for 2013 grant.
Vesting Performance	The 2009 Relative TSR RSUs vested 52.3% and the 2010 grant vested 77.7%.

Hybrid RSUs (Previously referred to as Executive Incentive RSUs)	Hybrid RSUs granted June 2012. The number of Hybrid RSUs issued is based on the Company’s performance in first year.
Offered to	Senior executives.
Option Exercise Price	Nil.
Vesting schedule	A proportion will vest on the 2nd anniversary of the grant depending on the Board’s exercise of negative discretion to allow each between 0 and 100 of the RSUs to vest.
Expiration date	Two years from grant date.
Vesting Performance	Generally, Hybrid RSUs have vested 100%, except in circumstances where individuals have separated from the Company.

ROCE RSUs	ROCE RSUs granted September 2012 and 2013.
Offered to	Senior executives.
Option Exercise Price	Nil.
Vesting schedule

For 2012:

ROCE                                 % of ROCE vesting

< 18.5%                             0%

≥ 18.5%, but < 19.5%         25%

≥ 19.5%, but < 20.5%         50%

≥ 20.5%, but < 21.5%         75%

≥ 21.5%                             100%

For 2013:

ROCE                                 % of ROCE vesting

< 19.5%                             0%

≥ 19.5%, but < 21.0%         25%

≥ 21.0%, but < 22.5%         50%

≥ 22.5%, but < 24.0%         75%

≥ 24.0%                             100%

A proportion of the resulting number of RSUs (based on the above vesting scales) will actually vest based on the Remuneration Committee’s exercise of negative discretion.

Expiration date	Three years from grant date.

James Hardie FY 2014 20-F	63

Scorecard LTI

From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The terms of Scorecard LTI units are described earlier in this Remuneration Report, but vesting is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2013 to be based on a 20 working day closing average price). As of 31 May 2014, there were 1,639,146 Scorecard LTI units outstanding under the LTIP, divided as follows:

		Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 31 May 2014	Outstanding as of 31 May 2014
Scorecard	June 2009	1,083,021	501,556	-
TSR	September 2009	6,373	3,332	3,041
Scorecard	June 2010	821,459	324,027	-
Scorecard	June 2011	716,536	-	643,504
Scorecard	September 2012	506,627	-	473,954
Scorecard	September 2013	518,647	-	518,647

	Total outstanding			1,639,146

On 1 July 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the fiscal year 2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on the average closing price of JHI plc’s common stock for the 10 days preceeding the vesting date.

Under the terms of the LTIP, 518,647 and 506,627 Scorecard LTI units were granted during the years ended 31 March 2014 and 2013, respectively that provide recipients a cash incentive based on JHI plc’s average common stock price for the 20-days prior to the vesting date and each executives scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

The key terms of the Scorecard LTI were:

Scorecard LTI (Cash)	Cash-settled Awards granted June 2009, 2010 and 2011 and September 2012 and 2013.
Offered to	Senior executives.
Exercise Price	Not applicable.
Performance period	Three years from the grant date.
Payment schedule

For 2009 to 2011: A cash payment based on the Company’s average share price for the 10-days prior to the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive’s Scorecard rating.

For 2012 and 2013: A cash payment based on the Company’s average share price for the 20-days prior to the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive’s Scorecard rating.

A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive’s Scorecard rating between 0 and 100.

James Hardie FY 2014 20-F	64

Expiration date	Three years from the grant date.
Vesting Performance	Individual results based on each senior executive’s Scorecard rating. Actual results for each executive are set out earlier in this Remuneration Report.

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

The 2001 Equity Incentive Plan was first approved by our shareholders and Board in 2001 and reapproved until September 2021 at the 2011 Annual General Meeting. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Equity Incentive Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Equity Incentive Plan. All of the outstanding options and RSUs granted under the 2001 Equity Incentive Plan vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date, with the exception of the September 16, 2013 grant to the CFO which cliff vests on the third anniversary of the grant date.

Options

Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Equity Incentive Plan. The total number granted and outstanding as of 31 May 2014 is below:

	Options
Grant Date	Granted	Outstanding as of 31 May 2014
December 2004	5,391,100	12,500
December 2005	5,224,100	338,000
November 2006	3,499,490	287,900
December 2007	5,031,310	129,020

Total outstanding		767,420

James Hardie FY 2014 20-F	65

RSUs

Since fiscal year 2009, the Company has issued restricted stock units, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 315,749, 265,988 and 285,358 restricted stock units under the 2001 Equity Incentive Plan in the years ended 31 March 2014, 2013 and 2012, respectively. As of 31 May 2014, there were 604,040 restricted stock units outstanding under this plan, divided as follows:

	Restricted Stock Units
Grant Date	Granted	Vested as of 31 May 2014	Outstanding as of 31 May 2014
December 2011	281,556	135,544	116,512
March 2012	3,802	1,901	1,901
December 2012	265,988	62,331	174,855
September 2013	56,128	-	56,128
December 2013	259,621	-	254,644

Total outstanding			604,040

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

James Hardie FY 2014 20-F	66

continuing to represent more than 5% of the voting power of the merged entity or a recapitalisation or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.

9. COMMITTEE ADVISOR INDEPENDENCE

The Remuneration Committee reviews the appointment of its advisors each year. Both Aon Hewitt (in the US) and Guerdon Associates (in Australia) provided the Remuneration Committee with written certification during fiscal year 2014 to support their re-appointment. In those certifications, the advisors:

—	confirmed that their pay recommendations were made without undue influence from any member of the Company’s management; and

—	provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2015.

James Hardie FY 2014 20-F	67

CORPORATE GOVERNANCE REPORT

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year and contain an overview of our corporate governance framework. These Corporate Governance Principles were approved by the Nominating and Governance Committee and the Board in May 2014.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key Company policies, as updated from time to time, are available from the Investor Relations area of our website (www.ir.jameshardie.com.au) or by requesting a printed copy from the company secretary at the Company’s head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Corporate Governance at James Hardie

Overview

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other rulemaking bodies.

James Hardie’s corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe is in our and our stakeholders’ interests, changes in law and current best practices in the context of the regulatory jurisdictions and the industry we operate in.

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

Directors may be elected by our shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by our shareholders at a general meeting.

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

—	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

James Hardie FY 2014 20-F	68

—	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;

—	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

—	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

—	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

—	approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;

—	reviewing the authority levels of the CEO and management;

—	approving the remuneration framework for the Company;

—	overseeing corporate governance matters for the Company;

—	approving corporate-level Company policies;

—	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

—	any other matter which the Board considers appropriate to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board reserved powers charter, which is available on our website (www.ir.jameshardie.com.au). The Board Reserved Powers charter was reviewed by the Board during the year.

In discharging its duties, the Board aims to take into account within the context of the industry in which the Company operates, the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.

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

James Hardie FY 2014 20-F	69

The number of Board and Board Committee meetings held, and each director’s attendance during fiscal year 2014, is set out below:

NAME	BOARD		AUDIT		REMUNERATION		NOMINATING & GOVERNANCE
	H	A	H	A	H	A	H	A
M Hammes	5	5	6	6	6	6	5	5
B Anderson	5	5	6	6	6	6	-	-
D Dilger	3	1	4	2	4	2	-	-
D Harrison	5	5	6	6	6	6	-	-
A Littley	5	5	6	6	-	-	-	-
D McGauchie	5	5	-	-	6	6	5	5
J Osborne	5	5	-	-	-	-	5	5
R van der Meer	5	5	-	-	-	-	5	5
L Gries	5	4	-	-	-	-	-	-

H =	Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A =	Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time; these attendances are not shown.

Director Qualifications

Directors have skills, qualifications, experience and expertise which assist the Board in fulfilling its responsibilities and assist the Company in creating shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised in the Board of Directors’ biography Section and also appear in the Investor Relations area of our website (www.ir.jameshardie.com.au).

The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board. The core characteristics desired include, a breadth and depth of executive experience, independent thinking, an ability to exercise independent judgment and strong interpersonal and communication skills. The skills, experience and expertise areas which the Board currently considers to be particularly relevant include those in international business, manufacturing, finance and legal. Information regarding Board diversity can be found in the “Workplace Diversity” section below.

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Directors each year.

Succession Planning

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

Retirement and Tenure Policy

The Company does not have a retirement and tenure policy. The length of tenure of individual Directors is considered as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election. During fiscal year 2014, one Director, David Dilger, retired from the Board and as a director of a number of James Hardies subsidiaries.

James Hardie FY 2014 20-F	70

Board Evaluation

The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2014, a purpose-designed survey was used by directors to self-assess the operation of the Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

The Chairman and Deputy Chairman discussed with each Director, and the Deputy Chairman discussed with the Chairman, the Chairman’s performance and contribution to the effectiveness of the Board. The Nominating and Governance Committee and the Board annually discuss the performance of the CEO and the CEO’s direct reports, and the Chairman provides feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

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

Each year the Board, with the assistance of the Nominating and Governance Committee, assesses each Director and his or her responses to a lengthy questionnaire, including on matters relevant to his or her independence according to the rules and regulations of Irish law, the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council. Following this assessment, the Board has determined that each non-executive Director is independent.

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

James Hardie FY 2014 20-F	71

Related Party Transactions

The Board considered the following specific matter prior to determining that each director was independent:

—

Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the Company, although it does buy James Hardie products through some of the Company’s customers. Pulte Homes receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

Any transactions mentioned above are conducted on an arm’s length basis, are similar to the transactions James Hardie has entered into with other similarly situated home builders and are in accordance with normal terms and conditions and are not material to any of the companies listed above or to James Hardie. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson had any influence over these transactions.

Further, David Dilger was a director of a number of James Hardie’s subsidiaries and received directors’ fees for such service approved by the Board of James Hardie Industries plc. During fiscal year 2014, he retired as a director of the James Hardie subsidiaries of which he was a director. Pursuant to Exchange Act Rule 10A-3(b), Mr Dilger’s service qualified for an exemption from the listing standards for Audit Committees and is not subject to the disclosure requirements of Exchange Act Rule 10A-3(d).

Induction

The Company has an induction program for new directors. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other Directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

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

Letter of Appointment

Each incoming Director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. We do not provide any benefits for our non-executive Directors upon termination of appointment.

Chairman

The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board’s duties and responsibilities and acts as the main contact with the CEO.

James Hardie FY 2014 20-F	72

The Chairman:

—	provides leadership to the Board;

—	chairs Board and shareholder meetings;

—	facilitates Board discussion;

—	monitors, evaluates and assesses the performance of the Company’s Board and Board Committees; and

—	is a member of and attends meetings of all Board Committees.

The Chairman may not be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

Remuneration

A detailed description of the Company’s remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report above.

Indemnification

The Company’s Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Director, the company secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of wilful act or default and subject to the provisions of the Irish Companies Acts.

The Company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Directors and senior executives who are officers or directors of the Company or its subsidiaries.

Evaluation of Management

At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the JHMT against performance measures approved by the Remuneration Committee and the Board. The CEO uses this feedback to assist in the annual review of members of the JHMT. This process was followed during the fiscal year.

Information for the Board

Directors receive timely and necessary information to allow them to fulfil their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.

In discharging their duties, Directors are provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

The Board has regular discussions with the CEO regarding the Company’s strategy and performance, including two sessions each year where Board members formally review the Company’s strategy and progress. The Board and each Board Committee have also scheduled an annual calendar of topics to be covered to assist them in properly discharging all of their responsibilities.

James Hardie FY 2014 20-F	73

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

Board Committees

The committees of the Board comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.ir.jameshardie.com.au). The Board may also delegate some of its powers or specific decisions to ad hoc committees from time to time.

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

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Hammes, Mr Harrison and Ms Littley.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison are also “audit committee financial experts” and that both individuals are independent.

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

—	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;

—	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders;

—	discussing earnings releases as well as information and earnings guidance provided to analysts;

—	reviewing and assessing the Company’s risk management strategy, policies and procedures;

James Hardie FY 2014 20-F	74

—

exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;

—	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;

—	reviewing the Company’s compliance with legal and regulatory requirements; and

—	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

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

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for:

—	identifying and recommending to the Board individuals qualified to become Directors;

—	overseeing the evaluation of the Board and senior management;

—	assessing the independence of each Director;

—	reviewing the conduct of the AGM; and

—	performing a leadership role in shaping the Company’s corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr Osborne and Mr van der Meer.

Remuneration Committee

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. It also:

—	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

—	reviews the remuneration of Directors;

—	reviews the remuneration framework for the Company; and

James Hardie FY 2014 20-F	75

—	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and “outside directors” for purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report above.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Hammes and Mr McGauchie.

Policies and Processes

As noted at the start of this Corporate Governance Report, we have a number of policies that address key aspects of our corporate governance. These include:

—	Code of Business Conduct and Ethics;

—	Complaints/Ethics Hotline;

—	Continuous Disclosure and Market Communication; and

—	Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.ir.jameshardie.com.au).

Code of Business Conduct and Ethics

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie’s activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of Company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and Company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it. The Audit Committee reviewed the Code of Business Conduct and Ethics policy during fiscal year 2014.

We have not granted any waivers from the provisions of our Code of Business Conduct and Ethics during fiscal year 2014.

Complaints/Ethics Hotline

Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. James Hardie has an Ethics Hotline operated telephonically (except in France) by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the Ethics Hotline.

All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel, U.S. Employment Counsel and Director of Internal Audit (except in cases where the

James Hardie FY 2014 20-F	76

complaint refers to one of them). The most serious complaints are referred immediately to the Chairmen of the Audit Committee and Board. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about James Hardie’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the company secretary at the Company’s head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland or submitted by phone at Telephone +353 (0)1 411 6924. All concerns will be forwarded to the appropriate Directors for their review and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

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

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of the CEO, CFO, General Counsel and the Vice President – Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the Company’s normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases before they are approved by the Board. The Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2014. The Nominating and Governance Committee reviewed the Company’s Continuous Disclosure and Market Communication policy in May 2014.

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

James Hardie FY 2014 20-F	77

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

Risk Management

Overall Responsibility

The Audit Committee and the Board reviewed our risk management strategy and processes during the fiscal year.

The Audit Committee has oversight of the Company’s risk management strategy, policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Director of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls.

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

At a management level, the JHMT (comprised of the CEO, CFO, General Counsel, Executive General Managers for U.S. North, U.S. South and International, Senior Director of Human Resources and Organisational Development, Senior Director of R&D and Centralised Manufacturing, Senior Director of Products and Segments and the Vice President of Investor and Media Relations in fiscal year 2014) is the primary management forum for risk assessment and management within the Company.

Objective

The Company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

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

James Hardie FY 2014 20-F	78

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this Corporate Governance Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

—

quarterly meetings of the corporate, US and Asia Pacific Risk Management Committees to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;

—

quarterly reporting to the JHMT, Audit Committee, and annual reporting to the Board, of the Risk Management Committees’ assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;

—	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committees as high level risks;

—	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;

—	a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;

—	annual budgeting and monthly reporting to monitor performance;

—	an internal audit department with a direct reporting line to the Chairman of the Audit Committee;

—	regular monitoring of the liquidity and status of the Company’s finance facilities;

—	maintaining an appropriate global insurance program;

—	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;

—	issuing and revising standards and procedures in relation to environmental and health and safety matters and the review and approval of authority of commitments that bind the Company;

—	a commitment to talent development, to ensure that the Company is developing sufficient employees to execute its business goals;

—

implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection;

—	issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and

James Hardie FY 2014 20-F	79

—	documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of policies, processes and controls that address key aspects of our corporate governance is available in the Investor Relations area of our website (www.ir.jameshardie.com.au).

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

Risk Management Committee

The Risk Management Committee is divided into three separate committees, one for Corporate, one for the US business and one for the Asia Pacific business. This structure allows each committee to focus on individual risks in greater detail. Each Committee comprises a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their area of responsibility. The Risk Management Committees are coordinated by the General Counsel and Senior Manager Corporate Finance and report on a quarterly basis to the JHMT. The General Counsel also provides quarterly reports to the Audit Committee on each Committee’s key risks and the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the Company.

Internal Audit

The Director of Internal Audit heads the internal audit department. The Internal Audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.

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

James Hardie FY 2014 20-F	80

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

The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the Company’s disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the general managers and Finance Directors of each business unit and the Corporate Controller, with annual certifications from the relevant general manager on the JHMT.

Internal Controls and SOX 404

Each fiscal year, key members of the Company’s business and corporate functions complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

Company Books of Accounts

The Company is responsible for ensuring that it keeps proper books of account and appropriate accounting systems. The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Section 202 of the Irish Companies Act, 1990. The Company also has a Group Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The books of account are kept at Europa House, Second Floor, Harcourt Center, Harcourt Street, Dublin 2, Republic of Ireland.

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating our disclosure controls and procedures, our management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2014, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

James Hardie FY 2014 20-F	81

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the U.S. Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2014. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework (1992). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2014.

The effectiveness of our internal control over financial reporting as of 31 March 2014 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, subsequent to year end, the Company has begun the process of conforming its internal control over financial reporting to align with the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework (2013).

James Hardie FY 2014 20-F	82

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc:

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2014 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2014, and our report dated 22 May 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

22 May 2014

James Hardie FY 2014 20-F	83

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

These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Shareholders’ Participation

Listing Information

James Hardie securities trade as CUFS on the ASX and as ADS on the NYSE.

Annual General Meeting

The 2013 AGM was held in Ireland and shareholders were able to view the AGM through a webcast of proceedings on James Hardie’s investor relations web site. The 2014 AGM will be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions, can do so via a teleconference of the meeting. Further details are set out in the 2014 AGM Notice of Meeting.

Each shareholder (other than an ADS holder) has the right to:

—	attend the AGM either in person or by proxy;

—	speak at the AGM; and

—	exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

James Hardie FY 2014 20-F	84

Communication

We are committed to communicating effectively with our shareholders through a program that includes:

—	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;

—	audio webcasts of other management briefings and webcasts of the annual shareholder meeting;

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

Investor Website

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.ir.jameshardie.com.au). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.

Compliance with Corporate Governance Requirements

ASX Principles and Recommendations

Listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the Company has complied with the Principles and Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.ir.jameshardie.com.au) contains more detail about the ways in which we comply with the Principles and Recommendations.

Workplace Diversity

James Hardie recognises the value of having a workforce that reflects the diverse communities and marketplaces in which we operate and serve. James Hardie believes that a skilled and diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes life experiences and the unique strengths of each employee, contributes collectively to the business performance at James Hardie.

James Hardie has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Corporate Governance Council’s recommendations and supports

James Hardie FY 2014 20-F	85

certain of our core organisational values, including Operating with Respect and Building Organizational Advantage. The policy, which is located on the Investor Relations area of our website (www.ir.jameshardie.com.au) applies to all individuals recruited or employed by James Hardie and reflects the organisation’s inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, is responsible for approving and monitoring James Hardie’s diversity policy and measurable objectives in the context of the organisation’s unique circumstances and industry. The Board assesses the policy and objectives annually and the organisation’s progress in achieving them.

The Board has delegated responsibility to the Nominating & Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organisation as a whole and for reviewing and recommending any updates to this policy as deemed necessary.

Details of diversity composition across various levels of the organisation as at the end of FY2014 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
JAMES HARDIE BOARD[1]	14% (1 of 7)	29% (2 of 7)
US BUSINESS [2]
Senior leadership positons[3]	10% (12 of 115)	23% (26 of 115)
All management positions	12% (47 of 390)	25% (97 of 390)
Total workforce	10% (214 of 2170)	35% (769 of 2170)
NON-US BUSINESSES [4,5]
Senior leadership positions	3% (1 of 32)
All management positions	12% (15 of 130)
Total workforce	13% (130 of 977)

[1]	Includes gender and race diversity characteristics for the Board.

[2]	Includes gender, race and national origin diversity characteristics for US Business

[3]	Individuals at senior manager and director level and above who participate in James Hardie’s Company and Individual Performance (CIP) Plan

[4]	Includes Canada.

[5]	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US Business.

The Board seeks to achieve a goal of 38% (3 of 8) non-executive directors with diversity characteristics and 25% (2 of 8) women by the FY16 AGM.

With regard to James Hardie’s senior leadership, management, and the organisation as a whole, the following table outlines the organisation’s five primary objectives in promoting diversity for FY2015, the actions in place to achieve these objectives as well as the progress made against these objectives to date.

James Hardie FY 2014 20-F	86

Objectives	Actions in place and progress
To promote a culture of diversity (which includes gender, skills, experience, and cultural background)

—     All employees receive training on the company’s anti-discrimination and harassment and Code of Business Conduct and Ethics policies as part of the employee on-boarding program and on an annual basis.

—     In CY2014, the Board and the Nomination & Governance Committee evaluated and approved the company’s diversity measures.

To ensure that recruitment and selection processes are based on merit

—     Structured interview evaluation process is in place for sales applicants and designed to mitigate bias in hiring decisions.

—     MBA Leadership Program recruiting, targeted to bring future general management talent into the organisation, has resulted in 9 hires since its inception in 2011, with 33% female and 33% non-Caucasian hires.

To provide talent management and development opportunities which provide equal opportunities for all current employees

—     Every employee has an individual development plan as part of the annual review process.

—     Openings under the Director-level are posted on-line and communicated internally. All current employees who meet the qualifications are invited to participate in the internal interviewing process.

—     Since January 2014, 18% of internal US applicants were females and 17% (1/6) were offered the role. 9% of all applicants for US internal positions were non-Caucasian (4/45); 17% were offered the role (1/6).

—     In FY2014, a high potential talent identification process was piloted. This process identifies top talent based on quantitative testing which has been validated to have no adverse impact on employees with diversity characteristics.

To reward and remunerate fairly

—     In FY2013 and again in FY2014, the organisation communicated pay grades and criteria for promotion across sales to help ensure there is no discrepancy in pay by role.

—     Hourly manufacturing wages are tied to completed certifications. All employees are provided access to training to complete certifications.

To provide flexible work practices	— Flexible working arrangements are discussed with each employee and individual arrangements are offered as job requirements permit.

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

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

James Hardie FY 2014 20-F	87

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

Takeover Rules and Control Over the Company

James Hardie is subject to Irish takeover laws. The Irish Takeover Rules are built on several General Principles which are set out below. Also, the mandatory takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquires 30% or more of the Company’s voting rights must make a mandatory cash bid for all of the shares in the Company:

—

All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

—

The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business.

James Hardie FY 2014 20-F	88

—	The board of an offeree must act in the interest of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.

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

James Hardie FY 2014 20-F	89

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

Examples of forward-looking statements include:

—	statements about the company’s future performance;

—	projections of the company’s results of operations or financial condition;

—	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

—	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

—	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

—	expectations concerning dividend payments and share buy-backs;

—	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

—	statements regarding tax liabilities and related audits, reviews and proceedings;

—

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

—

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

—	expectations concerning indemnification obligations;

—	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

James Hardie FY 2014 20-F	90

—

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

—

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

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

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie FY 2014 20-F	91

Currency of presentation, exchange rates and certain definitions

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term “NZ$” refers to New Zealand dollars. Unless otherwise stated, all amounts in A$ have been converted into US$ at the 31 March 2014 exchange rate of A$0.9220 to US$1.0000 (assets and liabilities) and A$0.9331 to US$1.0000 (statements of operations and comprehensive income (loss)).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements in this annual report.

Overview

We intend this discussion to provide information that will assist in understanding our 31 March 2014 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods. This discussion includes information about our critical accounting estimates and how these estimates affect our consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect our financial condition and results of operations as a whole.

Our consolidated financial statements are prepared in accordance with US GAAP. Our discussion in this section includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and more comparable with our financial results over various periods. In addition, we use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures include:

—	EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability

—	Net operating profit excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability and tax adjustments

—	Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability and tax adjustments

—	Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments

—	Adjusted EBITDA

—	General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs

—	Selling, general and administrative expenses excluding New Zealand product liability

James Hardie FY 2014 20-F	92

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2014 and 2013 in the “Glossary of Abbreviations and Definitions” in Section 4 below. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Our pre-tax results for fiscal year 2014 were affected by unfavourable asbestos adjustments of US$195.8 million, AICF Selling, General and Administrative (“SG&A”) expenses of US$2.1 million and New Zealand product liability expenses of US$1.8 million. For fiscal year 2013, our pre-tax results were affected by unfavourable asbestos adjustments of US$117.1 million, asset impairments of US$16.9 million, New Zealand product liability expenses of US$13.2 million, ASIC expenses of US$2.6 million, and AICF SG&A expenses of US$1.7 million. Information regarding our asbestos-related matters, asset impairments, ASIC matters and New Zealand product liability expenses can be found in this discussion and Notes 7, 11 and 13 to our consolidated financial statements.

Fiscal Year 2014 Key Results

Total net sales increased 13% to US$1,493.8 million in fiscal year 2014. Operating income increased to US$53.1 million in fiscal year 2014 from US$29.5 million in fiscal year 2013, primarily due to higher net sales, lower New Zealand product liability expenses and unfavourable asset impairment charges in fiscal year 2013 which did not re-occur in fiscal year 2014. Operating income in fiscal year 2014 was affected by unfavourable asbestos adjustments of US$195.8 million, AICF SG&A expenses of US$2.1 million and New Zealand product liability expenses of US$1.8 million. For fiscal year 2013, operating income was affected by unfavourable asbestos adjustments of US$117.1 million, New Zealand product liability expenses of US$13.2 million, asset impairment charges of US$16.9 million, and AICF SG&A expenses of US$1.7 million.

Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability expenses increased 40% to US$252.8 million in fiscal year 2014 from US$181.0 million in fiscal year 2013.

Net income increased from US$45.5 million in fiscal year 2013 to US$99.5 million in fiscal year 2014. Net income in fiscal year 2013 included, on a pre-tax basis, a US$5.5 million foreign exchange gain and a US$2.7 million legal cost recovery from the ATO, as discussed below. Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 40% to US$197.2 million in fiscal year 2014 from US$140.8 million in fiscal year 2013.

Our largest market is North America. During fiscal year 2014, USA and Europe Fibre Cement net sales contributed approximately 75% of total net sales, and operating income from this segment was the primary contributor to the total company results. Net sales for our USA and Europe Fibre Cement business increased 19% due to higher sales volume and higher average net sales price.

USA and Europe Fibre Cement operating income increased 63% from US$145.6 million in fiscal year 2013 to US$237.0 million in fiscal year 2014 primarily due to higher sales volume and a higher average net sales price. Excluding asset impairment charges of US$16.9 million in fiscal 2013, operating income increased from US$162.5 million in fiscal year 2013 to US$237.0 million in fiscal year 2014.

During fiscal year 2014, Asia Pacific Fibre Cement net sales decreased 1%. In Australian dollars, net sales increased 9% due to increased sales volume and a higher average net sales price, relative to the prior year. The increase in Australian dollar net sales during the period was unfavourably impacted by an 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales relative to the prior year.

James Hardie FY 2014 20-F	93

Asia Pacific Fibre Cement operating income increased 31% from US$61.7 million in fiscal year 2013 to US$81.1 million in fiscal year 2014. In Australian dollars, Asia Pacific Fibre Cement operating income increased 45% compared to the prior fiscal year, due to an increase in the Australian dollar average net sales price, and a decrease in production costs driven lower by economies of scale achieved through a 6% increase in volume compared to the prior year. The increase in Australian dollar EBIT excluding New Zealand product liability during the full year was partially offset by the 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar EBIT in the year ended 31 March 2014 compared to the year ended 31 March 2013. Excluding New Zealand product liability expenses, operating income increased 11% from US$74.9 million in fiscal year 2013 to US$82.9 million in fiscal year 2014.

We do not believe that general inflation has had a significant impact on our results of operations for the fiscal years ended 31 March 2014, 2013 and 2012.

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

Accounting for the AFFA

Prior to 31 March 2007, the Company recorded an asbestos provision becuase it believed it was probable it would be obligated to make payments to fund asbestos-related claims on a long-term basis in accordance with the Original Final Funding Agreement.

In February 2007, the AFFA was approved to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain former subsidiaries of the James Hardie Group, including ABN 60, Amaca Pty Ltd (“Amaca”) and Amaba Pty Ltd (“Amaba”) are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been recognised by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows calculated by KPMG Actuarial (“KPMGA”). Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows. The company views the central estimate as the basis for recognising the asbestos liability in the company’s financial statements.

James Hardie FY 2014 20-F	94

The company considered discounting when determining the best estimate under US GAAP. The company has recognised the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is the company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The company considered inflation when determining the best estimate under US GAAP. It is the company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

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

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2014 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).

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

James Hardie FY 2014 20-F	95

to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

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

New Zealand Product Liability

We have recognised a liability for certain asserted and unasserted New Zealand product liability claims. There is a risk that the amount of estimated loss will be materially greater or less than the actual expense incurred. These claims often involve multiple parties and the respective liabilities are dependent on a number of factors, including but not limited to, the specific facts and circumstances surrounding each individual claim, the continued solvency of co-defendants, the extent to which the company’s New Zealand subsidiaries have had access to third-party recoveries to cover a portion of the costs incurred in defending these claims and the ability of the company’s New Zealand subsidiaries to successfully time-bar certain claims based on the statute of limitations. Further, the total number of claims received by the company’s New Zealand subsidiaries is unknown and historical claims experience may not be indicative of the future expense to be incurred. Due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, the company believes it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$3.6 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2014.

James Hardie FY 2014 20-F	96

Recently, the New Zealand High Court delivered a judgment holding that the 10 year longstop under the Building Act did not apply to product liability lawsuits against building materials manufacturers. The Court’s judgment has the potential to extend the time period in which claimants can pursue a limited type of claim against such parties for up to an additional five years. The company has historically been successful in resolving such claims for de minimis amounts and as such does not expect the judgment to materially alter the provision for asserted and unasserted New Zealand product liability claims recorded on the company’s 31 March 2014 Consolidated Financial Statements.

Accounting for Income Tax

We recognise deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realise. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2014. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates.

James Hardie FY 2014 20-F	97

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

In fiscal year 2014, we did not record any asset impairment charges. Asset impairment charges of US$12.5 million recognised in fiscal year 2013 included US$2.8 million related to redundant equipment that is no longer being utilised to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in anticipation of the continued recovery in the US housing market.

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

Impact of Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-12, which provides explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in ASU No. 2014-12 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015. We are still evaluating the new standard and has not yet determined the potential effects on the consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, which provides guidance requiring companies to recognise revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognised from costs incurred to obtain or fulfil a contract. This ASU is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those years, and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU and management is currently evaluating which transition approach to use. We are still evaluating the new standard and has not yet determined the potential effects on the consolidated financial statements.

James Hardie FY 2014 20-F	98

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. We have evaluated the impact of this ASU and does not expect its adoption to have a material impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

Year Ended 31 March 2014 Compared to Year Ended 31 March 2013

The following table shows our selected financial and operating data for operations for fiscal years 2014 and 2013, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2014	2013	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$1,127.6	$951.4	19%
Asia Pacific Fibre Cement	366.2	369.9	(1)

Total net sales	1,493.8	1,321.3	13
Cost of goods sold	(987.4)	(902.0)	(9)

Gross profit	506.4	419.3	21
Selling, general and administrative expenses	(224.4)	(218.6)	(3)
Research and development expenses	(33.1)	(37.2)	11
Asset impairments	-	(16.9)	-
Asbestos adjustments	(195.8)	(117.1)	(67)

Operating income	53.1	29.5	80
Net interest income (expense)	(1.1)	2.4	-
Other income	2.6	1.8	44

Income before income taxes	54.6	33.7	62
Income tax benefit	44.9	11.8	-

Net income	$99.5	$45.5	-

Volume (mmsf):
USA and Europe Fibre Cement	1,696.9	1,488.5	14%
Asia Pacific Fibre Cement	417.2	393.7	6%

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$652	US$626	4%
Asia Pacific Fibre Cement	A$930	A$901	3%

Net sales. Total net sales increased 13% from US$1,321.3 million in fiscal year 2013 to US$1,493.8 million in fiscal year 2014. The increase in total net sales reflected was favourably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments.

USA and Europe Fibre Cement net sales. Net sales increased 19% from US$951.4 million in fiscal year 2013 to US$1,127.6 million in fiscal year 2014 due to higher sales volume and a higher average net sales price.

James Hardie FY 2014 20-F	99

Sales volume increased 14% from 1,488.5 million square feet in fiscal year 2013 to 1,696.9 million square feet in fiscal year 2014, reflecting increased activity in the new construction market segment, further market penetration, and modest growth in the repair and remodel market segment, relative to the prior year.

The average net sales price increased 4% from US$626 per thousand square feet in fiscal year 2013 to US$652 per thousand square feet in fiscal year 2014.

For fiscal year 2014, the NBSK pulp price was 11% higher at US$971 per ton, when compared to fiscal year 2013.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 615,400 for the fiscal year ended 31 March 2014, 8.7% above the prior year. Industry data for the full year indicates gains in both single-family and multi-family production relative to the prior year.

Asia Pacific Fibre Cement net sales. Net sales decreased 1% from US$369.9 million in fiscal year 2013 to US$366.2 million in fiscal year 2014. In Australian dollars, net sales increased 9% due to increased sales volume and a higher average net sales price, relative to the prior year. The increase in Australian dollar net sales during the period was unfavourably impacted by an 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales relative to the prior year.

According to Australian Bureau of Statistics data, for the year ended 31 March 2014, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume were 104,394 for the year ended 31 March 2014; an increase of 16%, compared to fiscal year 2013.

Sales volume in the Australian business decreased in fiscal year 2014 compared to fiscal year 2013, reflecting an increasingly competitive operating environment.

During fiscal year 2014, excluding New Zealand product liability expenses, the New Zealand business’ earnings increased when compared to fiscal year 2013, reflecting an improved operating environment.

The Philippines business’ sales volume increased in fiscal year 2014, compared to fiscal year 2013. The average net sales price for fiscal year 2014 increased compared to fiscal year 2013.

Gross profit. Gross profit increased 21% from US$419.3 million in the prior year to US$506.4 million. The gross profit margin increased 2.2 percentage points from 31.7% to 33.9%.

USA and Europe Fibre Cement. Gross profit increased 26% and gross margin increased 2.1 percentage points, compared to the prior year. Gross margin was favourably impacted by 2.5 percentage points due to an increase in the average net sales price; partially offset by an unfavourable 0.4 percentage points due to higher production costs. Production costs were unfavourable due to increases in input and idle facility costs; partially offset by economies of scale achieved through a 14% increase in volume. The increase in idle facility costs was primarily a result of the company’s continued efforts to recommence production at the Fontana, California location.

Asia Pacific Fibre Cement. In US dollars, gross profit for the full year increased 6% and gross margin increased 2.4 percentage points compared to the prior year. In Australian dollars, gross profit increased 18% and gross margin increased 2.4 percentage points. Gross margin was favourably impacted by 1.9 percentage points due to lower production costs and 1.1 percentage points due to a higher average net sales price. The production costs were favourable primarily due to economies of scale achieved through an 6% increase in volume; partially offset by higher input costs.

James Hardie FY 2014 20-F	100

Selling, general and administrative (“SG&A”) expenses. SG&A expenses increased US$5.8 million from US$218.6 million in the prior year to US$224.4 million. The increase reflects an increase of US$9.7 million in general corporate costs and US$8.5 million in compensation expenses of the business units, partially offset by a decrease of US$11.4 million in the New Zealand product liability expenses. Compensation expenses were driven higher by company performance-based incentive bonuses and higher headcount to enhance organisational capabilities. New Zealand product liability expenses were driven lower by the combined effects of an increased rate of claim-resolution leading to fewer open cases, substantial reductions in the values of new claims received, and fewer new claims being received.

SG&A expenses for the full year included non-claims handling related operating expenses for AICF of US$2.1 million, compared to US$1.7 million in the prior year.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, Legal Proceedings for further information about the New Zealand product liability expenses.

General corporate costs. General corporate costs increased 29% from US$33.0 million in fiscal year 2013 to US$42.7 million in fiscal year 2014.

The increase reflects a US$7.7 million increase in compensation expenses and the net unfavourable impact of US$5.6 million of prior year non-recurring transactions; partially offset by a US$2.1 million decrease in professional fees and a US$1.0 million decrease in other administrative expenses when compared with the prior year. Compensation expenses were driven higher by company performance-based incentive bonuses. The net US$5.6 million prior year impact was a combination of foreign exchange gains of US$5.5 million following the conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO and the recovery of legal costs of US$2.7 million; partially offset by ASIC expenses of US$2.6 million.

Excluding these items, general corporate costs for full year increased $4.1 million from US$38.6 million in the prior year to US$42.7 million. The increase was primarily due to a US$7.7 million increase in compensation expenses primarily driven by higher company performance-based incentive bonuses, partially offset by a US$2.1 million decrease in professional fees and US$1.0 million in other administrative expense, compared with the prior year.

Research and development (“R&D”) expenses. Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the R&D segment rather than attributed to individual business units. For full year, these costs decreased 6% from US$23.6 million in the prior year to US$22.2 million.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 20% lower for the full year at US$10.9 million, compared to US$13.6 million in the prior year.

The research and development segment also included selling, general and administrative expenses of US$2.2 million and US$2.4 million for full year 2014 and 2013, respectively.

The decrease in R&D expenses during the full year primarily resulted from the completion of certain projects that were ongoing in the prior year, partially offset by higher R&D headcount and related expenses due to the opening of an R&D facility in Chicago, Illinois in the prior year.

Asset Impairments. The company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the company’s ability to meet market demand. In fiscal year 2014, the company did not record asset impairment charges.

James Hardie FY 2014 20-F	101

During fiscal year 2013, the company recorded an asset impairment charge of US$16.9 million related to machinery and equipment in the USA and Europe Fibre Cement segment.

Readers are referred to Note 7 to the consolidated financial statements for further information on asset impairments.

Asbestos adjustments. The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations and Comprehensive Income, depending on movements in the closing exchange rate between the two currencies at each balance sheet date.

Based on KPMG Actuarial’s assumptions for the fiscal year ended 31 March 2014, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The company has recognised the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is the company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The company considered inflation when determining the best estimate under US GAAP. It is the company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

The undiscounted and uninflated central estimate net of insurance recoveries, of the asbestos liability increased from A$1.345 billion at 31 March 2013 to A$1.547 billion at 31 March 2014. The increase in the undiscounted and uninflated central estimate of A$202 million is primarily due to an increase in the projected future number of claims for mesothelioma reflecting both higher levels of claims volumes and a change in the incidence pattern for mesothelioma, an increased allowance for large claims for mesothelioma resulting from higher numbers of large claims, lower nil settlement rates being assumed for mesothelioma and lung cancer, partially offset by lower average claims sizes and average defence legal cost assumptions for most disease types.

During the 2014 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the second consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was previously assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMGA has determined that if claims reporting does not begin to reduce until after 2018/2019, the discounted central estimate could increase by approximately 22% (in addition to the 17% increase that has already been factored into the 31 March 2014 valuation). At 31 March 2014, KPMG Actuarial has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a conclusion on the basis of one year’s experience.

For the full year, the Australian dollar spot exchange rate against the US dollar depreciated 12% to US$0.92 at 31 March 2014 compared to 31 March 2013.

James Hardie FY 2014 20-F	102

The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2014. The asbestos adjustments for the full years ended 31 March 2014 and 2013 are as follows:

	Fiscal Years Ended 31 March
	2014	2013
(Millions of US dollars)
Change in estimates	$(308.2)	$(129.2)
Write back of insurance receivables	15.2	11.9
Effect of foreign exchange movements	97.2	0.2

Asbestos adjustments	$(195.8)	$(117.1)

Claims Data. The number of new claims filed in fiscal year 2014 of 608 is higher than new claims of 542 reported in fiscal year 2013, and above actuarial expectations of 540 for fiscal year 2014.

The number of settled claims in fiscal year 2014 of 604 is higher than claims settled of 519 in fiscal year 2013 and above actuarial expectations of 544 for fiscal year 2014.

The average claim settlement in fiscal year 2014 of A$253,000 is A$22,000 higher than fiscal year 2013 and is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in prior year. However, average claim sizes for mesothelioma were slightly below actuarial expectations for fiscal year 2014, with the average cost of settling non-mesothelioma claims being in line with, or below, actuarial expectations for the full year ended 31 March 2014.

Asbestos claims paid of A$140.4 million for fiscal year 2014 are higher than the actuarial expectation of A$131.4 million.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 to our consolidated financial statements for further information on asbestos adjustments.

AICF Loan Facility. On 25 March 2014, AICF drew down A$25.3 million under the secured standby loan facility and related agreements (the “Facility”) with the State of New South Wales, Australia. This is an additional draw down to the A$25.3 million drawn on 13 December, 2013. AICF had an outstanding balance on the Facility of A$50.6 million (being US$47.0 million, based on the prevailing spot exchange rate) reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2014.

Readers are referred to Note 11 of our consolidated financial statements for further information.

Operating income. Operating income increased 80% to US$53.1 million in fiscal year 2014, compared to US$29.5 million in fiscal year 2013. Operating income in fiscal year 2014 included unfavourable asbestos adjustments of US$195.8 million, AICF SG&A expenses of US$2.1 million and New Zealand product liability expense of US$1.8 million. In fiscal year 2013, operating income included unfavourable asbestos adjustments of US$117.1 million, asset impairments of US$16.9 million, unfavourable New Zealand product liability expense of US$13.2 million, ASIC expenses of US$2.6 million, and AICF SG&A expenses of US$1.7 million.

USA and Europe Fibre Cement operating income increased 63% from US$145.6 million in fiscal year 2013 to US$237.0 million in fiscal year 2014. The increase in operating income was favourably impacted primarily by higher volume, and a higher average net sales price, partially offset by higher

James Hardie FY 2014 20-F	103

production costs. Operating income margin was 5.7 percentage points lower at 21.0%. Excluding asset impairment charges, operating income increased from US$162.5 million in fiscal year 2013 to US$237.0 million in fiscal year 2014. The USA and Europe Fibre Cement operating income margin excluding asset impairment charges was 3.9 percentage points lower at 21.0%.

Asia Pacific Fibre Cement operating income increased 31% from US$61.7 million in fiscal year 2013 to US$81.1 million in fiscal year 2014. In Australian dollars, Asia Pacific Fibre Cement operating income increased 45% compared to the prior year, due to an increase in the Australian dollar average net sales price, and a decrease in production costs driven lower by economies of scale achieved through a 6% increase in volume compared to the prior year. The increase in Australian dollar EBIT excluding New Zealand product liability during the full year was partially offset by the 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar EBIT in the year ended 31 March 2014 compared to the year ended 31 March 2013. Operating income margin was 5.4 percentage points higher at 22.1%. Excluding New Zealand product liability expenses, operating income increased 11% from US$74.9 million in fiscal year 2013 to US$82.9 million in fiscal year 2014. The Asia Pacific Fibre Cement operating income margin excluding New Zealand product liability expenses was 2.3 percentage points lower at 22.6%.

Net interest income (expense). Net interest income (expense) moved from income of US$2.4 million in the prior year to net interest expense of US$1.1 million. Net interest expense for the year included AICF interest income of US$2.9 million and other interest income of US$0.5 million, offset by credit facility fees of US$3.9 million and a realised loss of US$0.6 million on interest rate swaps. Net interest income for the full year ended 31 March 2013 included AICF interest income of US$7.0 million and other interest income of US$0.9 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$3.4 million and a realised loss of US$2.1 million on interest rate swaps

Other income. Other income increased from US$1.8 million in the prior year to US$2.6 million in the current year.

Income tax (benefit) expense. The company’s income tax rate was a benefit of 82.2% for the full year compared to an income tax benefit rate of 35.0% in the prior year. During the full year the effective tax rate was impacted by an unfavourable asbestos adjustment of US$195.8 million when compared to an unfavourable asbestos adjustment of US$117.1 million in the corresponding period. In addition, the effective tax rate for the full year was favourably impacted by a A$17.3 million (US$15.4 million) refund received from the Australia Taxation Office (“ATO”) in January 2014, related to the successful appeal by our wholly owned subsidiary RCI Pty Ltd (“RCI”) of its disputed amended tax assessment.

Income tax expense excluding asbestos-related and other tax adjustments for the full year increased from US$37.4 million in the prior year to US$54.2 million. The effective tax rate excluding asbestos, asset impairments, New Zealand liability, and other tax adjustments increased from 21.3% in the prior year to 21.6% primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates relative to the prior year.

Tax Adjustments. The company recorded net favourable asbestos-related and other tax adjustments of US$99.1 million for the full year, compared to net favourable adjustments of US$49.2 million for the prior year.

Net income. Net income increased from US$45.5 million in fiscal year 2013 to US$99.5 million in fiscal year 2014. Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments increased 40% from US$140.8 million in fiscal year 2013 to US$197.2 million in fiscal year 2014.

James Hardie FY 2014 20-F	104

Year Ended 31 March 2013 Compared to Year Ended 31 March 2012

The following table shows our selected financial and operating data for operations for fiscal years 2013 and 2012, expressed in millions of US dollars, unless otherwise stated.

	Fiscal Years Ended 31 March
	2013	2012	Favourable (Unfavourable) Change
Net sales:
USA and Europe Fibre Cement	$951.4	$862.0	10%
Asia Pacific Fibre Cement	369.9	375.5	(2)

Total net sales	1,321.3	1,237.5	7
Cost of goods sold	(902.0)	(830.5)	(9)

Gross profit	419.3	407.0	3
Selling, general and administrative expenses	(218.6)	(191.0)	(14)
Research and development expenses	(37.2)	(30.4)	(22)
Asset impairments	(16.9)	(14.3)	(18)
Asbestos adjustments	(117.1)	(15.8)	-

Operating income	29.5	155.5	(81)
Net interest income (expense)	2.4	(7.4)	-
Other income	1.8	3.0	(40)

Income before income taxes	33.7	151.1	(78)
Income tax benefit	11.8	453.2	(97)

Net income	$45.5	$604.3	(92)

Volume (mmsf):
USA and Europe Fibre Cement	1,488.5	1,331.8	12%
Asia Pacific Fibre Cement	393.7	392.3

Average net sale price per unit (per msf):
USA and Europe Fibre Cement	US$ 626	US$ 642	(3)
Asia Pacific Fibre Cement	A$ 901	A$ 906	(1)

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

The average net sales price decreased 3% from US$642 per thousand square feet in fiscal year 2012 to US$626 per thousand square feet in fiscal year 2013.

For fiscal year 2013, the NBSK pulp price was 8% lower at US$878 per ton, when compared to fiscal year 2012.

Operating conditions in the US residential housing market improved during fiscal year 2013. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the

James Hardie FY 2014 20-F	105

company’s performance, were 565,900 for fiscal year 2013, 27% above the prior year. Further, according to the NAHB, repair and remodel activity also increased slightly during fiscal year 2013. Industry data indicates that gains in both single-family and multi-family production are expected to continue to improve during calendar year 2013. These increases in activity in both the new construction and remodelling markets in the US follow consistent gains in builder and consumer confidence. The company continues to expect improvement in the overall US housing market to occur steadily over a protracted period.

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

USA and Europe Fibre Cement. Gross profit increased 7% and gross margin decreased 1.0 percentage point in fiscal year 2013 compared to fiscal year 2012. Gross margin was unfavourably impacted by 1.8 percentage points due to lower average net sales price, 1.3 percentage points due to an increase in fixed manufacturing costs and 0.2 percentage points due to an unfavourable shift in product mix, partially offset by 1.7 percentage points due to lower input costs (primarily pulp and freight).

Asia Pacific Fibre Cement. Gross profit decreased 6% in fiscal year 2013 compared to fiscal year 2012 and gross margin decreased 1.5 percentage points. Gross margin was unfavourably impacted by 0.6 percentage points due to an unfavourable shift in plant performance, 0.6 percentage points due to higher fixed manufacturing costs, 0.4 percentage points due to an unfavourable shift in product mix and 0.1 percentage points due to unfavourable foreign currency movements, partially offset by 0.1 percentage points due to an increase in sales volume and 0.1 percentage points due to lower input costs (primarily pulp).

Selling, general and administrative (SG&A) expenses. SG&A expenses increased 14%, from US$191.0 million in fiscal year 2012 to US$218.6 million in fiscal year 2013. Compared to fiscal year 2012, SG&A expenses were unfavourably impacted by higher employment and marketing costs to strengthen organisational capabilities in anticipation of higher product demand in the USA & Europe Fibre Cement segment. Additionally, SG&A expenses for fiscal year 2013 included US$13.2 million related to the provision for certain New Zealand product liability claims that now have reduced access to third-party recoveries to cover a portion of the costs incurred to resolve these claims. These legacy

James Hardie FY 2014 20-F	106

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

Readers are referred to Note 13 to our consolidated financial statements and Section 3, Legal Proceedings for further information about the New Zealand product liability expenses.

New Zealand Ministry of Education. On 16 April 2013, the New Zealand Ministry of Education filed a ‘representative action’ in the New Zealand High Court against several building materials manufacturers, including two of the company’s New Zealand subsidiaries, in relation to various New Zealand school buildings. The company is not yet able to determine the amount or range of loss, if any, that the company’s New Zealand subsidiaries may become liable for in future periods. Accordingly, the company has not recorded a provision for the New Zealand Ministry of Education claim as of 31 March 2013. However, losses and expenses arising from defending and resolving this claim may have a material adverse effect on the company’s financial position, results of operations and cash flows in future periods.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, “Legal Proceedings” for further information about the New Zealand Ministry of Education claim.

ASIC Proceedings. In April 2013, ASIC commenced without prejudice discussions with the company, former non-executive directors and a former officer in relation to the amount of costs payable to ASIC under some of the various costs orders made in these proceedings. In respect of the costs orders made against the company and the related indemnification payments, the company has recorded a provision of US$2.0 million at 31 March 2013. The company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the company’s financial position, results of operations or cash flows.

Readers are referred to Note 13 to our consolidated financial statements and Section 3, Legal Proceedings for further information about the ASIC proceedings.

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

James Hardie FY 2014 20-F	107

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

The increase in R&D expenses during fiscal year 2013 is a result of the company’s continued investment in core R&D projects. In addition, R&D headcount increased compared to the prior fiscal year as a result of the company opening a new R&D facility in Chicago, Illinois in fiscal year 2013.

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

Readers are referred to Note 7 to the consolidated financial statements for further information on asset impairments

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

The undiscounted and uninflated central estimate net of insurance recoveries, of the asbestos liability increased from A$1.313 billion at 31 March 2012 to A$1.345 billion at 31 March 2013. The increase in the undiscounted and uninflated central estimate of A$32 million is primarily due to an increase in the projected future number of claims for mesothelioma reflecting both higher levels of claims volumes and a change in the incidence pattern for mesothelioma, an increased allowance for large claims for mesothelioma resulting from higher numbers of large claims, lower nil settlement rates being assumed for mesothelioma and lung cancer, partially offset by lower average claims sizes and average defence legal cost assumptions for most disease types.

During fiscal year 2013, mesothelioma claims reporting activity has been above actuarial expectations for the first time since fiscal year 2009. One of the critical assumptions used to derive the discounted

James Hardie FY 2014 20-F	108

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

The asbestos adjustments for fiscal years ended 31 March 2013 and 2012 are as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2013	2012
Change in estimates	$(129.2)	$(9.6)
Effect of foreign exchange movements	(11.9)	(6.2)

Asbestos adjustments	$(141.1)	$(15.8)

Claims Data. The number of new claims filed in fiscal year 2013 of 542 is higher than new claims of 456 reported in fiscal year 2012, and above actuarial expectations of 504 for fiscal year 2013.

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

AICF Loan Facility. On 17 February 2012, AICF made an initial drawdown of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate at 17 February 2012) under the Facility with The State of New South Wales, Australia. The initial drawing is reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2012.

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

Readers are referred to Note 11 to our consolidated financial statements for further information.

Operating income. Operating income decreased 81% to US$29.5 million in fiscal year 2013, compared to US$155.5 million in fiscal year 2012. Operating income in fiscal year 2013 included unfavourable asbestos adjustments of US$117.1 million, asset impairments of US$16.9 million, New Zealand

James Hardie FY 2014 20-F	109

product liability expenses of US$13.2 million, ASIC expenses of US$2.6 million and AICF SG&A expenses of US$1.7 million. In fiscal year 2012, operating income included unfavourable asbestos adjustments of US$15.8 million, asset impairments of US$14.3 million, New Zealand product liability expenses of US$5.4 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million.

USA and Europe Fibre Cement operating income decreased 2% from US$148.4 million in fiscal year 2012 to US$145.6 million in fiscal year 2013. The decrease in operating income was primarily driven by increased organisational costs in anticipation of higher activity levels, higher asset impairment charges, a lower average net sales price, an increase in fixed manufacturing costs and an unfavourable shift in product mix, partially offset by lower input costs (primarily pulp and freight). Operating income margin was 1.7 percentage points lower at 15.3%. Excluding asset impairment charges, operating income decreased slightly from US$162.7 million in fiscal year 2012 to US$162.5 million in fiscal year 2013. The USA and Europe Fibre Cement operating income margin excluding asset impairment charges was 1.8 percentage points lower at 17.1%.

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

James Hardie FY 2014 20-F	110

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

Excluding AICF’s drawdown on its standby loan facility with the NSW Government (which the company is not a party to, guarantor of or security provider in respect of AICF loan facility), we moved to a net cash position of US$167.5 million at 31 March 2014 compared to US$153.7 million at 31 March 2013.

James Hardie FY 2014 20-F	111

As of 31 March 2014, we had credit facilities totalling US$355.0 million, of which no amounts were drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2014
Description	Effective Interest Rate	Total Facility	Principal Drawn
	(Millions of US dollars)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$355.0

The weighted average interest rate on the company’s total outstanding debt was nil at 31 March 2014 and 2013, respectively.

At 31 March 2014, no amounts were drawn under the combined facilities. The weighted average interest rate on the company’s total outstanding debt was nil at 31 March 2014 and 2013, and the weighted average term of all debt facilities was 2.4 years at 31 March 2014.

Subsequent to 31 March 2014, the company added term facilities totalling US$150.0 million; US$25.0 million of these facilities mature in April 2017, US$50.0 million mature in April 2019 and US$75.0 million mature in May 2019. The addition of the new credit facilities increased the total borrowing capacity to US$505.0 million.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to invest in significant capital expenditures in the near to medium term for upgrades of plant production capabilities to support capacity expansion plans, equipment upgrades to ensure continued environmental compliance, the implementation of new fibre cement technologies, the refurbishment and re-commissioning of idled production assets and the addition of new production assets.

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances, anticipated operating cash flows arising during the year and unutilised committed credit facilities

At 31 March 2014, the company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items

James Hardie FY 2014 20-F	112

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

Cash Flow – Year Ended 31 March 2014 compared to Year Ended 31 March 2013

Net operating cash flow increased from US$109.3 million in fiscal year 2013 to US$322.8 million in fiscal year 2014. The movement in net operating cash flow was primarily driven by: higher earnings excluding asbestos adjustments; prior year non-recurring tax receipt of US$81.3 million which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO and a decrease in the company’s contribution to AICF from US$45.4 million in the prior year ended 31 March 2013 to nil in the current fiscal year.

Net cash used in investing activities increased from US$59.7 million in fiscal year 2013 to US$118.8 million in fiscal year 2014. The increase was primarily due to higher capital expenditures for the purchase of property, plant and equipment of US$115.4 million in fiscal year 2014 compared to US$61.1 million in fiscal year 2013.

Net cash used in financing activities increased from US$158.7 million in fiscal year 2013 to US$186.3 million in fiscal year 2014 primarily due to common stock repurchased through the company’s share buyback program of US$22.1 million in fiscal year 2014 compared to nil in fiscal year 2013. Additionally, dividends paid increased from US$188.5 million in fiscal year 2013 to US$199.1 million in fiscal year 2014.

Capital Requirements and Resources

Our capital requirements consist of expansion, renovation and maintenance of our production facilities and construction of new facilities. Our working capital requirements, consisting primarily of inventory and accounts receivable and payable, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2014, we met our capital expenditure requirements through our internal cash. We currently expect to spend an average of approximately US$200 million in fiscal years 2015, 2016 and 2017 for capital expenditures, including facility upgrades and expansions, equipment to enhance environmental compliance, and the implementation of new fibre cement technologies.

We anticipate that our cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund our planned capital expenditure and working capital requirements in the short-term. If we do not generate sufficient cash from operations to fund our planned capital expenditures and working capital requirements, we believe the cash and cash equivalents of US$167.5 million at 31 March 2014 and the cash that we anticipate will be available to us under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

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

James Hardie FY 2014 20-F	113

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

Pulp and cement are primary ingredients in our fibre cement formulation, which have been subject to price volatility, affecting our working capital requirements. In fiscal year 2014, the average NBSK pulp price relative to our US business was US$971 per ton, an increase of 11% compared to fiscal year 2013. Although US dollar pulp prices have fallen from their highs, they are expected to remain at elevated levels compared to previous periods. To minimise additional working capital requirements caused by rising pulp prices, we have entered into various contracts that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

Freight costs in the US decreased in fiscal year 2014 and are expected to decrease slightly in fiscal year 2015 as improved processes and project savings offset supply constraints for trucks as the broader economy improves and the cost of fuel remains high.

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

Subject to the terms and conditions of the AFFA, we are required to fund AICF on an annual basis, depending on our net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to AICF in February 2007 and annual payments will be made each July, unless quarterly payments are elected by the company. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. From the time AICF was established in February 2007 through to May 2014, we have contributed A$601.5 million (including interest payments) to the fund. The company anticipates that it will make a contribution of approximately US$113.0 million to AICF on 1 July 2014. This amount represents 35% of the company’s free cash flow for the fiscal year 2014, as defined by the AFFA. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

James Hardie FY 2014 20-F	114

Capital Expenditures

Our total capital expenditures for fiscal years 2014, 2013 and 2012 were US$115.4 million, US$61.1 million and US$35.8 million, respectively.

Refer to “Property, Plants and Equipment – Capital Expenditures” in Section 1 of this report for further discussion and a listing of our significant capital expenditures in fiscal years 2014 and 2013.

Capital Management and Dividends

The following table summarises the dividends declared from fiscal 2014 and fiscal 2013 earnings and dividends paid in fiscal 2013 declared from fiscal 2012 earnings:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.4	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013
FY 2013 first half dividend	0.05	22.1	15 November 2012	18 December 2012	25 January 2013
FY 2012 second half dividend	0.38	166.4	21 May 2012	23 July 2012	23 July 2012

In May 2013, the company announced that it would seek to acquire up to 5% of its issued capital via an on-market share buyback during the twelve month period which ended on 21 May 2014. During fiscal year 2014 the company repurchased and cancelled a total of 1,895,214 shares of its common stock, with an aggregate cost of A$24.5 million (US$22.1 million), at an average market price of A$12.92 (US$11.64). Subsequent to 31 March 2014 through the end of the announced program on 21 May 2014, the company acquired an additional 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73).

On 22 May 2014, the company announced a new share buyback program to acquire up to 5% of its issued capital. The actual shares that we may buyback will be subject to share price levels, consideration of the effect of the share buyback on return on equity, the weighted average cost of capital and the Company’s capital requirements.

If and to the extent that the company does not undertake share buybacks during fiscal year 2015 we will consider further distributions to shareholders over and above those contemplated under our dividend policy subject to:

—	an assessment of the current and expected industry conditions in the group’s major markets of the US and Australia;

—	an assessment of the group’s capital requirements, especially for funding of expansion and growth initiatives;

James Hardie FY 2014 20-F	115

—	global economic conditions and outlook; and

—	total net operating profit (excluding asbestos adjustments) for fiscal year 2015.

Contractual Obligations

The following table summarises our contractual obligations at 31 March 2014:

	Payments Due During Fiscal Year Ending 31 March

(Millions of US dollars)	Total	2015		2016 to 2017		2018 to 2019		Beyond 5 Years
Asbestos Liability[1]	$1,706.2	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	-		-		-		-		-
Estimated interest payments on Long-Term Debt[2]	22.5		4.5		9.1		8.9		-
Long-Term Debt – AICF loan facility[3]	47.0		47.0		-		-		-
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	-		-		-		-		-
Operating Leases	68.9		21.1		25.6		11.9		10.3
Purchase Obligations[5]	-		-		-		-		-

Total	$1,844.6		$72.6		$34.7		$20.8		$10.3

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

[2]

Interest amounts are estimates based on debt remaining unchanged from the 31 March 2014 balance and interest rates remaining consistent with the rates at 31 March 2014. Interest paid includes interest in relation to our debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on our debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our debt facilities. The interest on our interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2019 as such amounts are not reasonably estimable.

[3]

JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. The company anticipates the balance outstanding under the AICF loan facility at 31 March 2014 will be repaid on 1 July 2014. Beyond the amount outstanding at 31 March 2014, the company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future payments are deemed to be nil.

[4]	The company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

James Hardie FY 2014 20-F	116

[5]

Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

Off-Balance Sheet Arrangements

As of 31 March 2014 and 2013, we did not have any material off-balance sheet arrangements.

Research and Development

For fiscal years 2014, 2013 and 2012, our expenses for research and development were US$33.1 million, US$37.2 million and US$30.4 million, respectively.

We view research and development as key to sustaining our existing market leadership position and expect to continue to allocate significant funding to this endeavour. Through our investment in process technology, we aim to keep reducing our capital and operating costs, and find new ways to make existing and new products.

Outlook and Trend Information

In the US, although somewhat mixed, industry forecasts remain encouraging, and look beyond the seasonal impact of the severe U.S. winter to discern the true underlying growth momentum in the market. According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 615,400 for the fiscal year ended 31 March 2014, an increase of 13% from the prior year. Multi-family permits were 346,000, an increase of 14% relative to the prior year.

The company continues to expect improvement in the US operating environment during Fiscal Year 2015, though cautions that this remains predicated upon the strength of employment and consumer confidence, as well as continued improvement in the broader US economy. If the underlying market demand improves as expected, the company anticipates that EBIT margin for fiscal 2015 will increase as contribution margin exceeds spending on organisational costs and research and development. These gains are once again expected to result in an operating income to revenue margin above 20% in the USA and Europe Fibre Cement segment.

In Australia, net sales are expected to track in line with any growth in the detached housing market, and be impacted by positive/negative movements in the repair and remodel market. In New Zealand, business continues to improve, particularly in the Auckland and Christchurch areas.

James Hardie FY 2014 20-F	117

James Hardie Industries plc

Consolidated Financial Statements

James Hardie FY 2014 20-F	118

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated 22 May 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

22 May 2014

James Hardie FY 2014 20-F	119

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March 2014	31 March 2013
Assets
Current assets:
Cash and cash equivalents	$167.5	$153.7
Restricted cash and cash equivalents	3.2	2.5
Restricted cash and cash equivalents - Asbestos	60.2	126.4
Restricted short-term investments - Asbestos	0.1	7.1
Accounts and other receivables, net of allowance for doubtful accounts of US$1.0 million and US$2.1 million as of 31 March 2014 and 31 March 2013, respectively	139.2	149.0
Inventories	190.7	172.1
Prepaid expenses and other current assets	21.9	19.2
Insurance receivable - Asbestos	28.0	22.2
Workers’ compensation - Asbestos	4.3	0.9
Deferred income taxes	21.6	24.9
Deferred income taxes - Asbestos	16.5	18.6

Total current assets	653.2	696.6
Restricted cash and cash equivalents	1.8	2.5
Property, plant and equipment, net	711.2	658.9
Insurance receivable - Asbestos	198.1	209.4
Workers’ compensation - Asbestos	47.6	60.7
Deferred income taxes	11.7	20.6
Deferred income taxes - Asbestos	455.2	434.1
Other assets	27.7	30.4

Total assets	$2,106.5	$2,113.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$142.0	$103.7
Current portion of long-term debt - Asbestos	47.0	-
Dividends payable	124.6	-
Accrued payroll and employee benefits	56.7	44.0
Accrued product warranties	7.7	6.6
Income taxes payable	5.4	6.0
Asbestos liability	134.5	135.0
Workers’ compensation - Asbestos	4.3	0.9
Other liabilities	15.0	26.7

Total current liabilities	537.2	322.9
Deferred income taxes	93.0	95.4
Accrued product warranties	23.7	20.5
Asbestos liability	1,571.7	1,558.7
Workers’ compensation - Asbestos	47.6	60.7
Other liabilities	32.3	36.8

Total liabilities	2,305.5	2,095.0

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 445,033,502 shares issued at 31 March 2014 and 441,644,484 shares issued at 31 March 2013	230.6	227.3
Additional paid-in capital	139.7	101.1
Accumulated deficit	(602.4)	(357.6)
Accumulated other comprehensive income	33.1	47.4

Total shareholders’ (deficit) equity	(199.0)	18.2

Total liabilities and shareholders’ (deficit) equity	$2,106.5	$2,113.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2014 20-F	120

James Hardie Industries plc

Consolidated Statement of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2014	2013	2012

Net sales	$1,493.8	$1,321.3	$1,237.5
Cost of goods sold	(987.4)	(902.0)	(830.5)

Gross profit	506.4	419.3	407.0
Selling, general and administrative expenses	(224.4)	(218.6)	(191.0)
Research and development expenses	(33.1)	(37.2)	(30.4)
Asset impairments	-	(16.9)	(14.3)
Asbestos adjustments	(195.8)	(117.1)	(15.8)

Operating income	53.1	29.5	155.5
Interest expense	(4.5)	(5.5)	(11.2)
Interest income	3.4	7.9	3.8
Other income	2.6	1.8	3.0

Income before income taxes	54.6	33.7	151.1
Income tax benefit	44.9	11.8	453.2

Net income	$99.5	$45.5	$604.3

Income per share - basic:
Basic	$0.22	$0.10	$1.39
Diluted	$0.22	$0.10	$1.38
Weighted average common shares outstanding
(Millions):
Basic	442.6	439.2	436.2
Diluted	444.6	440.6	437.9
Comprehensive income, net of tax:
Net income	$99.5	$45.5	$604.3
Unrealised gain on investments	-	0.9	0.1
Cash flow hedges	0.9	-	-
Currency translation adjustments	(15.2)	(2.9)	(5.9)

Comprehensive income:	$85.2	$43.5	$598.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2014 20-F	121

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Cash Flows From Operating Activities
Net income	$99.5	$45.5	$604.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	61.4	61.2	65.2
Deferred income taxes	(70.7)	(52.8)	11.3
Stock-based compensation	8.5	7.0	7.8
Asbestos adjustments	195.8	117.1	15.8
Asset impairments	-	16.9	14.3
Tax benefit from stock options exercised	(5.6)	(3.5)	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	99.9	224.7	(59.1)
Restricted short-term investments	6.3	(0.1)	(0.1)
Payment to AICF	-	(184.1)	(51.5)
Accounts and other receivables	4.9	(10.6)	2.2
Inventories	(22.1)	8.0	(26.7)
Prepaid expenses and other assets	3.5	8.8	19.2
Insurance receivable - Asbestos	25.7	36.8	25.0
Accounts payable and accrued liabilities	48.5	(40.4)	87.4
Asbestos liability	(133.6)	(127.6)	(106.3)
Australian Taxation Office - amended assessment	-	-	(197.4)
Other accrued liabilities	0.8	2.4	(24.2)

Net cash provided by operating activities	$322.8	$109.3	$387.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(115.4)	$(61.1)	$(35.8)
Proceeds from sale of property, plant and equipment	0.7	1.4	0.3
Acquisition of business	(4.1)	-	(14.4)

Net cash used in investing activities	$(118.8)	$(59.7)	$(49.9)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$-	$330.0	160.0
Repayments of long-term borrowings	-	(330.0)	(219.0)
Proceeds from issuance of shares	29.3	26.3	11.0
Tax benefit from stock options exercised	5.6	3.5	-
Common stock repurchased and retired	(22.1)	-	(19.0)
Dividends paid	(199.1)	(188.5)	(17.4)

Net cash used in financing activities	$(186.3)	$(158.7)	$(84.4)

Effects of exchange rate changes on cash	$(3.9)	$(2.6)	$(6.1)

Net increase (decrease) in cash and cash equivalents	13.8	(111.7)	246.8
Cash and cash equivalents at beginning of period	153.7	265.4	18.6

Cash and cash equivalents at end of period	$167.5	$153.7	$265.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	$70.9	$55.5	$256.1
Short-term deposits	96.6	98.2	9.3

Cash and cash equivalents at end of period	$167.5	$153.7	$265.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$-	$0.1	$11.2
Cash paid during the year for income taxes, net	$11.6	$83.3	$29.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2014 20-F	122

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ (Deficit) Equity

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$-	$55.2	$(454.5)

Net income	-	-	604.3	-	-	604.3
Other comprehensive loss	-	-	-	-	(5.8)	(5.8)
Stock-based compensation	2.0	5.8	-	-	-	7.8
Equity awards exercised	1.3	9.7	-	-	-	11.0
Dividends declared	-	-	(17.4)	-	-	(17.4)
Treasury stock purchased	-	-	-	(19.0)	-	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	-	-

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$-	$49.4	$126.4

Net income	-	-	45.5	-	-	45.5
Other comprehensive loss	-	-	-	-	(2.0)	(2.0)
Stock-based compensation	0.6	6.4	-	-	-	7.0
Tax benefit from stock options exercised	-	3.5	-	-	-	3.5
Equity awards exercised	2.7	23.6	-	-	-	26.3
Dividends declared	-	-	(188.5)	-	-	(188.5)

Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	$18.2

Net income	-	-	99.5	-	-	99.5
Other comprehensive loss	-	-	-	-	(14.3)	(14.3)
Stock-based compensation	1.0	7.5	-	-	-	8.5
Tax benefit from stock options exercised	-	5.6	-	-	-	5.6
Equity awards exercised	3.3	26.0	-	-	-	29.3
Dividends declared	-	-	(323.7)	-	-	(323.7)
Treasury stock purchased	-	-	-	(22.1)	-	(22.1)
Treasury stock retired	(1.0)	(0.5)	(20.6)	22.1	-	-

Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	(199.0)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie FY 2014 20-F	123

James Hardie Industries plc

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

On 15 October 2012, the Company was transformed from an Irish Societas Europaea (“SE”) to an Irish public limited company (“plc”) and now operates under the name of James Hardie Industries plc.

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

James Hardie FY 2014 20-F	124

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

(US$1 = A$)	2014	31 March 2013	2012
Assets and liabilities	1.0845	0.9597	0.9614
Statements of operations	1.0716	0.9694	0.9573
Cash flows – beginning cash	0.9597	0.9614	0.9676
Cash flows – ending cash	1.0845	0.9597	0.9614
Cash flows – current period movements	1.0716	0.9694	0.9573

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

James Hardie FY 2014 20-F	125

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

The Company recorded asset impairment charges of nil, US$16.9 million and US$14.3 million during the years ended 31 March 2014, 2013 and 2012, respectively. Readers are referred to Note 7 for additional information.

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

James Hardie FY 2014 20-F	126

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

A portion of our revenue is made through distributors under a Vendor Managed Inventory (“VMI”) agreement whereby revenue is recognised upon the transfer of title and risk of loss, following the customer’s acknowledgement of the receipt of goods.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.5 million, US$8.9 million and US$8.6 million during the years ended 31 March 2014, 2013 and 2012, respectively.

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

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

James Hardie FY 2014 20-F	127

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised rateably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo Simulation.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2014	2013	2012

Basic common shares outstanding	442.6	439.2	436.2
Dilutive effect of stock awards	2.0	1.4	1.7

Diluted common shares outstanding	444.6	440.6	437.9

(US dollars)	2014	2013	2012

Net income per share - basic	$0.22	$0.10	$1.39
Net income per share - diluted	$0.22	$0.10	$1.38

James Hardie FY 2014 20-F	128

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Potential common shares of 1.9 million, 4.4 million and 11.1 million for the years ended 31 March 2014, 2013 and 2012, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

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

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuarial Pty Limited (“KPMG Actuarial”) as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

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

AICF

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the New South Wales Government (“NSW”) appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including

James Hardie FY 2014 20-F	129

James Hardie Industries plc

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

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations and comprehensive income when realised.

For the year ended 31 March 2014, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations and comprehensive income.

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

Asbestos Adjustments

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the consolidated statements of operations and comprehensive income during the period in which the adjustments occur.

James Hardie FY 2014 20-F	130

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

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been recognised by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows calculated by KPMG Actuarial. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows. The Company views the central estimate as the basis for recognising the asbestos liability in the Company’s financial statements.

The Company considered discounting when determining the best estimate under US GAAP. The Company has recognised the asbestos liability by reference to (but is not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated. The Company records insurance receivables that are deemed probable of being realised.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

James Hardie FY 2014 20-F	131

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

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos liability. Adjustments to this estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

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

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other income on the consolidated statements of operations and comprehensive income.

James Hardie FY 2014 20-F	132

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Long-Term Debt

The AICF may draw funds under a long term credit facility to fund the payment of asbestos claims and certain operating and legal costs of AICF, Amaca, Amaba and ABN 60. The Facility is available to be drawn up to 9 December 2020 (being the tenth anniversary of signing) and must be repaid on or by 1 November 2030. Interest accrues daily on amounts outstanding and is calculated based on a 365-day year and is payable monthly. The borrowings under the credit facility are classified as current as AICF intends to repay the debt within one year.

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

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income (loss) by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 were effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a

James Hardie FY 2014 20-F	133

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. The Company has evaluated the impact of this ASU and does not expect its adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Cash at bank and on hand	$70.9	$55.5
Short-term deposits	96.6	98.2

Total cash and cash equivalents	$167.5	$153.7

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2014 and 2013, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Trade receivables	$135.5	$134.1
Other receivables and advances	4.7	17.0
Allowance for doubtful accounts	(1.0)	(2.1)

Total accounts and other receivables	$139.2	$149.0

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie FY 2014 20-F	134

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2014	2013

Balance at beginning of period	$2.1	$2.3
Charged to expense	0.2	1.0
Write-offs, net of recoveries	(1.3)	(1.2)

Balance at end of period	$1.0	$2.1

6. Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Finished goods	$135.5	$115.8
Work-in-process	6.6	7.6
Raw materials and supplies	56.5	55.1
Provision for obsolete finished goods and raw materials	(7.9)	(6.4)

Total inventories	$190.7	$172.1

As of 31 March 2014 and 2013, US$18.3 million and US$19.2 million, respectively, of our finished goods inventory balance was held at third-party locations.

James Hardie FY 2014 20-F	135

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress1,[2]	Total

Cost or valuation:
At 31 March 2012	$18.3	$210.5	$984.9	$50.9	$1,264.6
Additions	0.2	3.0	47.7	10.2	61.1
Disposals	-	-	(7.3)	-	(7.3)
Impairment	-	(3.5)	(33.6)	-	(37.1)
Exchange differences	-	0.2	3.0	-	3.2

At 31 March 2013	$18.5	$210.2	$994.7	$61.1	$1,284.5
Additions	11.7	18.9	39.8	54.8	125.2
Disposals	-	-	(2.2)	-	(2.2)
Exchange differences	-	(1.0)	(27.5)	-	(28.5)

At 31 March 2014	$30.2	$228.1	$1,004.8	$115.9	$1,379.0

Accumulated depreciation:
At 31 March 2012	$-	$(76.2)	$(513.7)	$-	$(589.9)
Charge for the year	-	(8.8)	(51.2)	-	(60.0)
Disposals	-	-	6.5	-	6.5
Impairment	-	-	20.2	-	20.2
Exchange differences	-	(0.2)	(1.6)	-	(1.8)
Other	-	-	(0.6)	-	(0.6)

At 31 March 2013	$-	$(85.2)	$(540.4)	$-	$(625.6)
Charge for the year	-	(9.1)	(52.2)	-	(61.3)
Disposals	-	-	1.5	-	1.5
Exchange differences	-	1.0	17.1	-	18.1
Other	-	-	(0.5)	-	(0.5)

At 31 March 2014	$-	$(93.3)	$(574.5)	$-	$(667.8)

Net book amount:
At 31 March 2013	$18.5	$125.0	$454.3	$61.1	$658.9
At 31 March 2014	$30.2	$134.8	$430.3	$115.9	$711.2

[1]	Construction in progress consists of plant expansions and upgrades.

[2]	Construction in progress balance is presented net of assets transferred into service.

Depreciation expense for the years ended 31 March 2014 and 2013 was US$61.3 million and US$60.0 million, respectively. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$1.7 million and US$2.1 million as of 31 March 2014 and 2013, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. During the year ended 31 March 2014, there were no asset impairment charges recorded.

During the year ended 31 March 2013, the Company recorded asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment. In addition, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result the Company recorded impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant. The remaining impairment charges of US$12.5 million included US$2.8 million related to

James Hardie FY 2014 20-F	136

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

redundant equipment that is no longer utilised to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market. The estimated fair value for the impaired property, plant and equipment was based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

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

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2014	2013

Trade creditors	$94.0	$75.2
Other creditors and accruals	48.0	28.5

Total accounts payable and accrued liabilities	$142.0	$103.7

9.  Long-Term Debt

At 31 March 2014, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$355.0	$-

At 31 March 2014, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 March 2014 and 2013, and the weighted average term of all debt facilities is 2.4 years at 31 March 2014. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

James Hardie FY 2014 20-F	137

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2014, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

Subsequent to 31 March 2014, the Company added term facilities totalling US$150.0 million; US$25.0 million of these facilities mature in April 2017, US$50.0 million mature in April 2019 and US$75.0 million mature in May 2019. The addition of the new credit facilities increased the total borrowing capacity to US$505.0 million.

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

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Balance at beginning of period	$27.1	$27.0	$26.2
Accruals for product warranties	14.0	12.1	13.1
Settlements made in cash or in kind	(9.7)	(12.0)	(12.3)

Balance at end of period	$31.4	$27.1	$27.0

James Hardie FY 2014 20-F	138

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Change in estimates:
Change in actuarial estimate – asbestos liability	$(340.3)	$(163.0)	$(67.8)
Change in actuarial estimate – insurance receivable	31.2	27.9	49.8
Change in estimate – AICF claims-handling costs	0.9	5.9	8.4

Subtotal – Change in estimates	(308.2)	(129.2)	(9.6)

Recovery of Insurance Receivables	15.2	11.9	-
Gain (loss) on foreign currency exchange	97.2	0.2	(6.2)

Total Asbestos Adjustments	$(195.8)	$(117.1)	$(15.8)

James Hardie FY 2014 20-F	139

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

	31 March
(Millions of US dollars)	2014	2013
Asbestos liability – current	$(134.5)	$(135.0)
Asbestos liability – non-current	(1,571.7)	(1,558.7)

Asbestos liability – Total	(1,706.2)	(1,693.7)

Insurance receivable – current	28.0	22.2
Insurance receivable – non-current	198.1	209.4

Insurance receivable – Total	226.1	231.6

Workers’ compensation asset – current	4.3	0.9
Workers’ compensation asset – non-current	47.6	60.7
Workers’ compensation liability – current	(4.3)	(0.9)
Workers’ compensation liability – non-current	(47.6)	(60.7)

Workers’ compensation – Total	-	-

Loan facility	(47.0)	-
Other net liabilities	(0.8)	(1.6)
Restricted cash and cash equivalents and restrictedshort-term investment assets of the AICF	60.3	133.5

Net AFFA liability	$(1,467.6)	$(1,330.2)

Deferred income taxes – current	16.5	18.6
Deferred income taxes – non-current	455.2	434.1

Deferred income taxes – Total	471.7	452.7

Income tax payable	16.7	25.9

Net Unfunded AFFA liability, net of tax	$(979.2)	$(851.6)

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

James Hardie FY 2014 20-F	140

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

AICF for an early contribution based on the Company’s free cash flow for the year ended 31 March 2012, the Company did not make a contribution to AICF in respect of the year ended 31 March 2013.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA; the asbestos liability has been recognised by reference to (but is not exclusively based upon) the most recent central estimate calculated by KPMG Actuarial, which is intended to reflect a probability-weighted expected outcome of projected future asbestos-related cash flows, which the Company reflects on an undiscounted and uninflated basis. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2014.

The changes in the asbestos liability for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2013	A$(1,625.4)	0.9597	$(1,693.7)
Asbestos claims paid[1]	140.4	1.0716	131.0
AICF claims - handling costs incurred[1]	2.7	1.0716	2.5
Change in actuarial estimate[2]	(369.1)	1.0845	(340.3)
Change in claims handling cost estimate[2]	1.0	1.0845	0.9
Effect of foreign exchange			$193.4

Asbestos liability – 31 March 2014	A$(1,850.4)	1.0845	$(1,706.2)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivables – 31 March 2013	A$222.3	0.9597	$ 231.6
Insurance recoveries [1]	(27.5)	1.0716	(25.7)
Recovery of Insurance Receivables [2]	16.5	1.0845	15.2
Change in actuarial estimate[2]	34.0	1.0845	31.2
Effect of foreign exchange			(26.2)

Insurance receivables – 31 March 2014	A$245.3	1.0845	$ 226.1

Included in insurance receivable is US$2.6 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie FY 2014 20-F	141

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2014 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Deferred Tax Assets – 31 March 2013	A$ 434.4	0.9597	$ 452.7
Offset to Income Tax Payable[1]	(18.0)	1.0716	(16.8)
AICF Earnings[1]	(0.3)	1.0716	(0.3)
Impact of change in estimates[2]	95.3	1.0845	87.9
Effect of foreign exchange			(51.8)

Deferred tax asset – 31 March 2014	A$ 511.4	1.0845	$ 471.7

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2014 is used to convert the Australian dollar amount to US dollars as the adjustment was made on that date.

[3]	The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2014 and 2013, this amount was US$16.8 million and US$25.6 million, respectively. During the year ended 31 March 2014, there was a US$3.9 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$1.7 million and US$1.9 million at 31 March 2014 and 2013, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of US$0.9 million and US$0.3 million at 31 March 2014 and 2013, respectively. During the year ended 31 March 2014, there was US$0.2 million favourable effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

James Hardie FY 2014 20-F	142

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The changes in restricted cash and short-term investments of AICF for the year ended 31 March 2014 are set forth in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions

Restricted cash assets – 31 March 2013	A$ 128.1	0.9597	$ 133.5
Asbestos claims paid[1]	(140.4)	1.0716	(131.0)
AICF operating costs paid – claims -handling[1]	(2.7)	1.0716	(2.5)
AICF operating costs paid – non claims -handling[1]	(2.3)	1.0716	(2.1)
Insurance recoveries[1]	27.5	1.0716	25.7
Interest and investment income[1]	3.1	1.0716	2.9
NSW loan – drawdowns[3]	25.3	1.1186	22.6
NSW loan – drawdowns[3]	25.3	1.0983	23.0
Interest Received[3]	0.9	1.0074	0.9
Other[1]	0.7	1.0716	0.7
Effect of foreign exchange			(13.4)

Restricted cash & investments – 31 March 2014	A$ 65.5	1.0845	$ 60.3

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rates on the date the transactions occurred are used to convert the Australian dollar amounts to US dollars.

[3]	The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2014. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

The following table sets forth the Central Estimates, net of insurance recoveries, calculated by KPMG Actuarial as of 31 March 2014:

Year Ended 31 March 2014
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted & Inflated	$ 1,724.5	A$ 1,870.2
Central Estimate – Undiscounted but Inflated	2,586.5	2,805.1
Central Estimate – Used by the Company	$ 1,426.1	A$ 1,546.6

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2014. The Company has released the KPMGA actuarial report in its entirety on the Company’s Investor Relations website at http://www.ir.jameshardie.com.au.

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2076, the typical cost of

James Hardie FY 2014 20-F	143

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.2 billion) to A$3.0 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.8 billion (US$1.7 billion) to A$5.0 billion (US$4.6 billion) as of 31 March 2014. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2014 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the second consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was previously assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMG Actuarial has determined that if claims reporting does not begin to reduce until after 2018/19, the discounted central estimate could increase by approximately 22% (in addition to the 17% increase that has already been factored into the 31 March 2014 valuation). At 31 March 2014, KPMG Actuarial has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a conclusion on the basis of one year’s experience.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie FY 2014 20-F	144

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2014		2013		2012		2011		2010

Number of open claims at beginning of period		462		592		564		529		534
Number of new claims		608		542		456		494		535
Number of closed claims		604		672		428		459		540
Number of open claims at end of period		466		462		592		564		529
Average settlement amount per settled claim	A$	253,185	A$	231,313	A$	218,610	A$	204,366	A$	190,627
Average settlement amount per case closed	A$	212,944	A$	200,561	A$	198,179	A$	173,199	A$	171,917

Average settlement amount per settled claim	US$	236,268	US$	238,615	US$	228,361	US$	193,090	US$	162,250
Average settlement amount per case closed	US$	198,716	US$	206,892	US$	207,019	US$	163,642	US$	146,325

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

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into the Facility with The State of New South Wales, Australia whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$295.1 million, based on the exchange rate at 31 March 2014). The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2014, the discounted value of insurance policies was A$214.3 million (US$197.6 million, based on the exchange rate at 31 March 2014).

At 31 March 2014, AICF had A$50.6 million (US$47.0 million, based on the exchange rate at 31 March 2014) outstanding on the Facility. The term of the Facility expires on 1 November 2030, at which time all amounts outstanding under the Facility become due and payable.

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

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

James Hardie FY 2014 20-F	145

James Hardie Industries plc

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

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

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

James Hardie FY 2014 20-F	146

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

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

At 31 March 2014, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

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

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 March 2014, no debt was outstanding under the Company’s existing credit facilities.

Derivatives and Hedging – The Company uses derivatives from time to time for risk management purposes and does not engage in speculative activity. A key risk management objective for the

James Hardie FY 2014 20-F	147

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies, as further described below. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2014 and 2013.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2014		31 March 2013
	31 March 2014	31 March 2013	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges
Foreign currency forward contracts	$9.7	$-	$0.5	$-	$-	$-
Derivatives not accounted for as hedges
Foreign currency forward contracts	124.0	-	1.8	-	-	-
Interest rate swap contracts	125.0	25.0	-	0.5	-	1.3

Total	$258.7	$25.0	$2.3	$0.5	$-	$1.3

Interest Rate Swaps

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the consolidated statements of operations and comprehensive income in Other income. At 31 March 2014 and 2013, the Company had interest rate swap contracts with a total notional principal of US$125.0 million and US$25.0 million, respectively. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

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

During the year ended 31 March 2014, the Company entered into three additional interest rate swap contracts with an aggregate notional principal of US$100.0 million. The first was entered into in October 2013 with a notional principal of US$50.0 million, term of 5 years, fixed interest rate of 2.0% and a forward start date of October 2014. The remaining two contracts were entered into in December 2013 with notional principal amounts of US$25.0 million and US$25.0 million, terms of 6 years and 4 years, fixed interest rates of 2.3% and 1.5%, respectively, and a forward start date of July 2014.

James Hardie FY 2014 20-F	148

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

At 31 March 2014, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 4.5 years. These contracts have a fair value of US$0.5 million and US$1.3 million at 31 March 2014 and 2013, respectively, which is included in Accounts payable. For the years ended 31 March 2014 and 2013, the Company included in Other income an unrealised gain of US$0.8 million and US$1.8 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on interest rate swap contracts of US$0.6 million and US$2.1 million for the years ended 31 March 2014 and 2013, respectively.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period.

For foreign currency forward contracts that are designated as a cash flow hedging arrangement, the effective portion of the change in fair value of the contract is reported as a component of shareholders’ equity within Accumulated other comprehensive income on the consolidated balance sheet and reclassified into earnings contemporaneously and in the same caption with the earnings effect of the hedged transaction. For cash flow hedges, the amount of ineffectiveness in the hedging relationship and amount of the changes in fair value of the foreign currency forward contracts that are not included in the measurement of ineffectiveness are both reflected in earnings each reporting period within Other income. For foreign currency forward contracts not designated as a hedge, changes in the fair value of foreign currency forward contracts are reflected in earnings within Other income at each measurement date.

The estimated fair value associated with these contracts was US$0.5 million at 31 March 2014. In addition, the cumulative unrealised gains arising from changes in the fair value of foreign currency forward contacts designated as a cash flow hedging arrangement was US$0.9 million as of 31 March 2014, which were classified within Accumulated other comprehensive income. There were no amounts reclassified from Accumulated other comprehensive income into earnings for the fiscal year ended 31 March 2014. The maximum term of foreign currency forward contracts that hedged forecasted transactions was 1.1 years at 31 March 2014. There were no significant gains or losses reclassified into earnings as a result of a discontinuance of a cash flow hedge resulting from an unfavourable change in probability of a forecasted transaction occurring. Further, the amount of deferred gains or losses to be reclassified into earnings within the next 12 months is not expected to be significant. The fair value of these contracts is included in Other assets at 31 March 2014.

In addition, the Company has entered into foreign currency forward contracts that are not designated as a cash flow hedging arrangements. For the years ended 31 March 2014 and 2013, the Company included in Other income the cumulative unrealised gains arising from changes in the fair value of these contracts of US$1.8 million and nil, respectively. The maximum term of foreign currency forward contracts that are not designated as hedges was 1.1 years at 31 March 2014.

The Company’s foreign currency forward contracts are valued using models that maximise the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorised as Level 2 within the fair value hierarchy.

James Hardie FY 2014 20-F	149

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2014 according to the valuation techniques the Company used to determine their fair values.

(Millions of US dollars)	Fair Value at 31 March 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$167.5	$167.5	$-	$-
Restricted cash and cash equivalents	65.2	65.2	-	-
Restricted short-term investments	0.1	-	0.1	-
Forward contracts included in
Other Assets	2.3	-	2.3	-

Total Assets	$235.1	$232.7	$2.4	$-

Interest rate swap contracts included in Accounts Payable	0.5	$-	$0.5	$-

Total Liabilities	$0.5	$-	$0.5	$-

13.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these financial statements.

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

James Hardie FY 2014 20-F	150

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

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

The Company has established a provision for asserted and unasserted New Zealand product liability claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and other receivables. At 31 March 2014 and 31 March 2013, the amount of the provision for New Zealand product liability claims, net of estimated third-party recoveries, was US$12.7 million and US$15.2 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2014. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$3.6 million in excess of the amount already accrued, net of estimated third-party recoveries, at 31 March 2014.

Recently, the New Zealand High Court delivered a judgment holding that the ten year longstop under the Building Act did not apply to product liability lawsuits against building materials manufacturers. The Court’s judgment has the potential to extend the time period in which claimants can pursue a limited type of claim against such parties for up to an additional five years. The Company has historically been successful in resolving such claims for de minimis amounts and as such does not expect the judgment to materially alter the provision for asserted and unasserted New Zealand product liability claims recorded on the Company’s 31 March 2014 Consolidated Financial Statements.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs (the “MOE”) initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The MOE alleged that the cladding systems used on school buildings were defective and asserted claims of negligence, negligent misstatement, negligent failure to warn and breach of both the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. On 23 December 2013, the Company finalised a commercial settlement with the MOE in relation

James Hardie FY 2014 20-F	151

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

to these claims, the specific details of which the parties agreed to keep confidential. As part of the settlement, the MOE agreed to discontinue the claims made against the Company’s two New Zealand subsidiaries. The settlement did not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2014:

Years ending 31 March (Millions of US dollars):
2015	$20.9
2016	17.7
2017	7.7
2018	6.3
2019	5.6
Thereafter	10.3

Total	$68.5

Rental expense amounted to US$18.0 million, US$20.6 million and US$19.6 million for the years ended 31 March 2014, 2013 and 2012, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were nil at 31 March 2014.

James Hardie FY 2014 20-F	152

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

14.  Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

Income from operations before income taxes:
Domestic	$141.6	$110.6	$97.1
Foreign	(87.0)	(76.9)	54.0

Total income before income taxes	$54.6	$33.7	$151.1

Income tax benefit (expense):
Current:
Domestic	$(8.9)	$(5.3)	$(2.5)
Foreign	44.6	(14.7)	454.3

Current income tax benefit (expense)	35.7	(20.0)	451.8

Deferred:
Domestic	(3.3)	0.7	(4.2)
Foreign	12.5	31.1	5.6

Deferred income tax benefit	9.2	31.8	1.4

Total income tax benefit	$44.9	$11.8	$453.2

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Income tax benefit (expense) at statutory tax rates	$6.2	$8.8	$(28.4)
US state income taxes, net of the federal benefit	(1.8)	(0.1)	(0.8)
Asbestos - effect of foreign exchange	30.2	(0.3)	(1.9)
Expenses not deductible	(2.1)	(2.0)	(0.7)
Non-assessable items	0.6	1.8	0.4
Repatriation of foreign earnings	-	2.7	(0.1)
Amortisation of intangibles	1.7	2.0	1.7
Taxes on foreign income	(2.9)	(1.6)	2.6
Tax assessment in dispute	10.7	-	478.4
Other items	2.3	0.5	2.0

Total income tax benefit	$44.9	$11.8	$453.2

Effective tax rate	(82.2% )	(35.0% )	(299.9% )

James Hardie FY 2014 20-F	153

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2014	2013
Deferred tax assets:
Asbestos liability	$471.8	$452.7
Other provisions and accruals	52.5	56.5
Net operating loss carryforwards	12.8	18.9
Foreign tax credit carryforwards	135.4	123.9
Capital loss carryforwards	-	34.5

Total deferred tax assets	672.5	686.5
Valuation allowance	(142.4)	(165.1)

Total deferred tax assets, net of valuation allowance	530.1	521.4

Deferred tax liabilities:
Depreciable and amortisable assets	(111.2)	(110.8)
Other	(6.9)	(7.8)

Total deferred tax liabilities	(118.1)	(118.6)

Net deferred tax assets	$412.0	$402.8

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised.

At 31 March 2014, the Company had European tax loss carry-forwards of approximately US$7.0 million that are available to offset future taxable income, of which US$5.6 million will never expire. Carry-forwards of US$1.4 million will expire in fiscal years 2016 through 2022. At 31 March 2014, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

The Company determined that US$34.5 million of the Australian deferred tax assets which had a 100% valuation allowance at 31 March 2013 were unlikely to be realised and had effectively expired. The deferred tax asset and the related valuation allowance were written off and had no impact to the consolidated statement of operations during the year ended 31 March 2014.

At 31 March 2014, the Company had foreign tax credit carry-forwards of US$135.4 million that are available to offset future taxes payable. At 31 March 2014, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2014. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

James Hardie FY 2014 20-F	154

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

At 31 March 2014, the undistributed earnings of non-Irish subsidiaries approximated US$675.3 million. The Company intends to indefinitely reinvest its undistributed earnings of the majority of its subsidiaries owned by its US subsidiary and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

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

In fiscal years 2014, 2013 and 2012, the Company recorded an income tax benefit of US$0.3 million, income tax expense of US$0.2 million and US$0.5 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

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

James Hardie FY 2014 20-F	155

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.2	-
Additions for tax positions of prior year	-	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	-
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	2.6	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	(1.0)	-

Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 31 March 2014	$0.5	$-

As of 31 March 2014, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the tax expense is US$0.5 million and nil, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2014, income of US$0.1 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. During the year ended 31 March 2013, the total amount of interest and penalties recognised in income tax expense was US$0.8 million.

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

James Hardie FY 2014 20-F	156

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

Interest Payments from ATO

During the fourth quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 fiscal year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s Consolidated Financial Statements as of and for the year ended 31 March 2012.

On 4 November 2013, the ATO notified RCI that RCI was entitled to a final additional amount of interest of A$17.3 million (US$15.4 million) in respect of amounts paid by RCI to the ATO while the appeal of the disputed amended tax assessment was in process. This final amount of interest was received from the ATO on 7 January 2014. As the receipt of this interest from the ATO relates to RCI’s successful appeal of its disputed amended tax assessment, the additional interest, net of tax, is included in Income tax benefit in the Company’s Consolidated Statements of Operations and Comprehensive Income for the year ended 31 March 2014.

15.  Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$13.0 million, US$10.8 million and US$11.1 million for the years ended 31 March 2014, 2013 and 2012, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$8.5 million, US$7.0 million and US$7.8 million for the years ended 31 March 2014, 2013 and 2012, respectively. Included in stock-based compensation expense for the years ended 31 March 2014, 2013 and 2012 is US$4.5 million, US$3.8 million and US$3.3 million, respectively, related to liability-classified awards. As of 31 March 2014, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$12.3 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.6 years.

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

James Hardie FY 2014 20-F	157

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 315,749 and 265,988 restricted stock units to its employees in the years ended 31 March 2014 and 2013, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2014, there were 608,215 restricted stock units outstanding under this plan.

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

As of 31 March 2014, the Company had granted 8,216,899 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2014, there were 101,000 options and 3,275,703 restricted stock units outstanding under the LTIP.

James Hardie FY 2014 20-F	158

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following table summarises the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Equity Incentive Plan at 31 March 2014, 2013 and 2012:

Shares Available for Grant
Balance at 31 March 2012	25,695,988

Granted	(1,415,605)
Forfeitures available for re-grant	223,400

Balance at 31 March 2013	24,503,783

Granted	(1,266,656)

Balance at 31 March 2014	23,237,127

Stock Options

There were no stock options granted during the years ended 31 March 2014 and 2013. The following table summarises the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2012	9,085,140	7.59

Exercised	(3,622,106)	7.01
Forfeited	(306,898)	8.56

Balance at 31 March 2013	5,156,136	7.94

Exercised	(4,056,860)	7.89

Balance at 31 March 2014	1,099,276	8.11

The total intrinsic value of stock options exercised was A$13.8 million, A$7.2 million and A$2.0 million for the years ended 31 March 2014, 2013 and 2012, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$5.6 million, US$3.5 million and nil for the years ended 31 March 2014, 2013 and 2012, respectively.

James Hardie FY 2014 20-F	159

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2014:

	Options Outstanding				Options Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
5.99	47,500	0.7	5.99	$396,150	47,500	5.99	$396,150
6.38	200,896	3.7	6.38	1,597,123	200,896	6.38	1,597,123
8.40	337,880	2.6	8.40	2,003,628	337,880	8.40	2,003,628
8.40	101,000	2.6	8.40	598,930	101,000	8.40	598,930
8.90	394,900	1.7	8.90	2,144,307	394,900	8.90	2,144,307
8.90	17,100	1.7	8.90	92,853	17,100	8.90	92,853

Total	1,099,276			$6,832,991	1,099,276		$6,832,991

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$14.33 as of 31 March 2014, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarises the Company’s restricted stock activity during the noted period:

	Shares	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2012	3,677,511	5.59

Granted	1,415,605	7.74
Vested	(846,415)	7.21
Forfeited	(242,333)	5.81

Non-vested at 31 March 2013	4,004,368	5.99

Granted	1,266,656	9.11
Vested	(1,227,372)	5.42
Forfeited	(159,734)	6.38

Non-vested at 31 March 2014	3,883,918	7.17

James Hardie FY 2014 20-F	160

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Restricted Stock – service vesting

On 16 September 2013 and 9 December 2013, 56,128 and 259,621, respectively, restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. On 7 December 2012, the Company granted 265,988 restricted stock units (service vesting) to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

On 9 December 2013 and 24 January 2014, 253,741 and 5,231, respectively, restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued. On 7 December 2012, 240,645 restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock – performance vesting

The Company granted 461,019 and 450,336 restricted stock units with a performance vesting condition under the 2006 Long Term Incentive Plan (“LTIP”) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

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

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2001 long-term incentive award became fully vested and the underlying common stock was issued.

James Hardie FY 2014 20-F	161

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 489,888 and 432,654 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2013 and 14 September 2012, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2014 and 2013, respectively:

	FY14	FY13
Date of grant	16 Sep 2013	14 Sep 2012
Dividend yield (per annum)	3.0%	1.5%
Expected volatility	43.3%	52.2%
Risk free interest rate	1.4%	0.7%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	10.17	8.95
Number of restricted stock units	489,888	432,654

On 17 March 2014, 907,037 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 518,647 and 506,627 Scorecard LTI units on 16 September 2013 and 14 September 2012, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised rateably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

James Hardie FY 2014 20-F	162

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

16.  Capital Management and Dividends

The following table summarises the dividends declared during the year ended 31 March 2014 and 2013:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

FY 2013 first half dividend	0.05	22.1	15 November 2012	18 December 2012	25 January 2013

FY 2012 second half dividend	0.38	166.4	21 May 2012	29 June 2012	23 July 2012

Subsequent to 31 March 2014, the Company announced an ordinary dividend of US32.0 cents per security and a special dividend of US20.0 cents per security, both with a record date of 12 June 2014 and payment date of 8 August 2014.

During the year ended 31 March 2014, the Company acquired approximately 1.9 million shares of its common stock under a share repurchase program announced on 23 May 2013 to acquire up to 5% of its issued capital during the subsequent twelve month period. The acquired shares had an aggregate cost of US$22.1 million (A$24.5 million) and the average price paid per share of common stock was US$11.64 (A$12.92). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2014. In addition, no securities were bought back during the year ended 31 March 2013 under the May 2012 announced share buyback program.

Subsequent to 31 March 2014, the Company acquired an additional 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73).

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

James Hardie FY 2014 20-F	163

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA & Europe Fibre Cement	$1,127.6	$951.4	$862.0
Asia Pacific Fibre Cement	366.2	369.9	375.5

Worldwide total	$1,493.8	$1,321.3	$1,237.5

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA & Europe Fibre Cement2, [3]	$237.0	$145.6	$148.4
Asia Pacific Fibre Cement2, [8]	81.1	61.7	80.3
Research and Development[2]	(24.4)	(26.0)	(20.7)

Segments total	293.7	181.3	208.0
General Corporate[4]	(240.6)	(151.8)	(52.5)

Total operating income	53.1	29.5	155.5
Net interest expense[5]	(1.1)	2.4	(7.4)
Other income	2.6	1.8	3.0

Worldwide total	$54.6	$33.7	$151.1

	Total Identifiable Assets 31 March
(Millions of US dollars)	2014	2013

USA & Europe Fibre Cement	$782.6	$730.6
Asia Pacific Fibre Cement	237.6	230.7
Research and Development	19.7	20.9

Segments total	1,039.9	982.2
General Corporate6, [7]	1,066.6	1,131.0

Worldwide total	$2,106.5	$2,113.2

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2014	2013	2012

USA	$1,094.6	$923.8	$833.9
Australia	259.2	272.0	282.4
New Zealand	63.0	56.1	54.4
Other Countries	77.0	69.4	66.8

Worldwide total	$1,493.8	$1,321.3	$1,237.5

James Hardie FY 2014 20-F	164

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

	Total Identifiable Assets 31 March
(Millions of US dollars)	2014	2013

USA	$785.8	$739.8
Australia	176.3	156.3
New Zealand	29.4	39.8
Other Countries	48.4	46.3

Segments total	1,039.9	982.2
General Corporate6, [7]	1,066.6	1,131.0

Worldwide total	$2,106.5	$2,113.2

[1]	Export sales and inter-segmental sales are not significant.

[2]

Research and development costs of US$9.6 million, US$11.9 million and US$10.1 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.3 million, US$1.7 million and US$1.6 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$22.2 million, US$23.6 million and US$18.7 million in fiscal years 2014, 2013 and 2012, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.2 million, US$2.4 million and US$2.0 million in fiscal years 2014, 2013 and 2012, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$33.1 million, US$37.2 million and US$30.4 million for the years ended 31 March 2014, 2013 and 2012, respectively.

[3]

Included in the USA and Europe Fibre Cement segment for the years ended 31 March 2014, 2013 and 2012 are asset impairment charges of nil, US$16.9 million and US$14.3 million, respectively. See Note 7 for further information.

[4]

The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Included in the General Corporate segment for the year ended 31 March 2014 are unfavourable asbestos adjustments of US$195.8 million and AICF SG&A expenses of US$2.1 million. Included in the General Corporate segment for the year ended 31 March 2013 are unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million and ASIC expenses of US$2.6 million. Included in the General Corporate segment for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million.

[5]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$2.9 million, US$7.0 million and US$3.3 million in fiscal years 2014, 2013 and 2012, respectively. See Note 11 for more information.

[6]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

James Hardie FY 2014 20-F	165

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

[7]	Asbestos-related assets at 31 March 2014 and 2013 are US$812.4 million and US$882.8 million, respectively, and are included in the General Corporate segment.

[8]

Included in the Asia Pacific Fibre Cement segment for the years ended 31 March 2014, 2013 and 2012 are expenses related to the legacy New Zealand product liability claims of US$1.7 million, US$13.2 million and US$5.4 million, respectively. See Note 13 for more information.

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

These two customers’ accounts receivable represented 14% and 22% of the Company’s trade accounts receivable at 31 March 2014 and 2013, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2014		2013		2012
		%		%		%
Customer A	$174.2	11.7%	$223.0	16.9%	$207.4	16.8%
Customer B	139.6	9.3%	137.7	10.4%	135.7	11.0%

	$313.8		$360.7		$343.1

Approximately 27% and 30% of the Company’s net sales in fiscal year 2014 and 2013, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie FY 2014 20-F	166

James Hardie Industries plc

Notes to Consolidated Financial Statements (Continued)

18.  Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2014, there were no reclassifications out of Accumulated other comprehensive income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain (Loss) on Investments	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2013	$(0.3)	$-	$-	$47.7	$47.4
Other comprehensive loss before reclassifications	-	-	-	(15.2)	$(15.2)
Cash flow hedges	-	-	0.9	-	0.9

Net current-period other comprehensive loss	-	-	0.9	(15.2)	(14.3)

Balance at 31 March 2014	$(0.3)	$-	$0.9	$32.5	$33.1

19.  Acquisitions

On 13 December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows. The Company paid cash consideration of US$4.1 million and assumed debt of US$2.2 million, which has been classified in the current and non-current portion of Other liabilities and is consolidated within the USA and Europe Fibre Cement segment.

James Hardie FY 2014 20-F	167

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Audit Fees[1]	$3.1	$3.6	$2.6
Audit-Related Fees[2]	-	-	0.1
Tax Fees	-	-	-
All Other Fees	-	-	-

[1]

Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

[2]

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2014, 2013 and 2012.

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

James Hardie FY 2014 20-F	168

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE

CONSOLIDATED FINANCIAL STATEMENTS)

The information furnished in the selected quarterly financial data for the years ended 31 March 2014 and 2013 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Fiscal Years Ended 31 March 2014 By Quarter				Fiscal Years Ended 31 March 2013 By Quarter
(Millions of US dollars, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$372.2	$392.0	$353.2	$376.4	$339.7	$334.4	$320.4	$326.8
Cost of goods sold	(245.9)	(258.9)	(231.7)	(250.9)	(229.7)	(223.1)	(224.2)	(225.0)

Gross profit	126.3	133.1	121.5	125.5	110.0	111.3	96.2	101.8
Operating income (loss)	156.9	67.8	94.8	(266.4)	82.5	22.8	32.5	(108.3)
Interest expense	(1.1)	(1.2)	(1.1)	(1.1)	(1.3)	(1.3)	(1.4)	(1.5)
Interest income	1.2	0.8	0.7	0.7	1.5	1.3	3.5	1.6
Other income (expense)	0.1	0.1	1.2	1.2	0.4	0.3	0.5	0.6

Income (loss) before income taxes	157.1	67.5	95.6	(265.6)	83.1	23.1	35.1	(107.6)
Income tax (expense) benefit	(14.9)	(15.6)	(3.4)	78.8	(14.6)	(8.1)	(3.6)	38.1

Net income (loss)	$142.2	$51.9	$92.2	$(186.8)	$68.5	$15.0	$31.5	$(69.5)

Net income (loss) per share - basic	$0.32	$0.12	$0.21	$(0.43)	$0.16	$0.03	$0.07	$(0.16)
Net income (loss) per share - diluted	$0.32	$0.12	$0.21	$(0.43)	$0.16	$0.03	$0.07	$(0.16)

James Hardie FY 2014 20-F	169

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

ASBESTOS-RELATED RISKS

Our wholly owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI plc (formerly JHI NV and JHI SE), AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

We have recorded a gross asbestos liability of US$1.7 billion in our consolidated financial statements as of 31 March 2014, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax was US$979.2 million at 31 March 2014. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the annual cash flow cap. From the time AICF was established in February 2007 through to May 2014, we have contributed A$601.5 million (including interest payments) to the fund. Our obligation to make future contributions to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

Potential escalation in proven claims made against, and associated costs of, AICF could increase our annual funding payments up to our obligation of 35% of our operating cash flows, as defined in the AFFA, which may cause us to have to increase our asbestos liability in the future.

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

James Hardie FY 2014 20-F	170

not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMG Actuarial, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay to the AICF higher than currently anticipated annual funding payments up to our obligation of 35% of our operating cash flows, as defined in the AFFA and on which our asbestos liability is based. If this occurs, we may be required to increase our asbestos liability which would be reflected as a charge in our consolidated statements of operations and comprehensive income (loss) at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA), because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Prior to 1987, ABN 60, which is now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now also owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

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

James Hardie FY 2014 20-F	171

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

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the A$/US$ exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2014, 2013 and 2012, we recorded a favourable impact of US$97.2 million, a favourable impact of US$0.2 million and an unfavourable impact of US$6.2 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

Any unfavourable fluctuation in the US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth of Australia, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups, with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies

James Hardie FY 2014 20-F	172

of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.

Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA, are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements or the terms of the AFFA may change. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.

There is no certainty that the Facility to AICF will remain in place for the entire term of the Facility.

Drawings under the Facility to AICF, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the loan facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the Facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the Facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the Facility will remain in place for its intended term.

If the Facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, as well as employee morale and the market prices of our publicly traded securities.

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

James Hardie FY 2014 20-F	173

liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.

DOMICILE RELATED RISKS

The rules and regulations applying to us as an Irish plc may change.

We became an Irish public limited company in fiscal year 2013. As an Irish plc, our board meetings and all strategic decisions occur in Ireland. However, there can be no assurance that Irish or another jurisdictions law will not become more restrictive or otherwise disadvantageous to us.

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

We believe that interest, royalties and dividends paid by our US subsidiaries to our Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Treaty.

We believe that, under the limitation on benefits (“LOB”) provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

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

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2011 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie FY 2014 20-F	174

Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules generally prohibit the acquisition of shares of our common stock if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (or persons acting in concert) holds relevant interests increases (i) from 30% or below to over 30% or (ii) from a starting point that is above 30% and below 50%. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, the Company may, from time to time, put in place appropriate retention arrangements to ensure that it retains its key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish Company requires sufficient distributable profits which are determined under applicable accounting practices generally accepted in Ireland (“Irish GAAP”). We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs as announced in May 2013. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of the securities that you have invested in.

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

James Hardie FY 2014 20-F	175

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

Competition in the building products industry is based largely on price, quality, performance and service. Our fibre cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials, as well as fibre cement products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

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

Our two largest customers individually account for over 10% of our net sales in one or all of the past three fiscal years. These two customers’ accounts receivable represented 14% and 22% of our trade accounts receivable at 31 March 2014 and 2013, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favourable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie FY 2014 20-F	176

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

For example, we currently expect to spend approximately US$200 million in fiscal year 2015 on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fibre cement technologies.

We may incur unforeseen delays and/or cost overruns due to a variety of factors, including but not limited to, an overall decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor leading to a loss in market share or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

Regulatory action and continued scrutiny may have an adverse effect on our business.

Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements, as well as significant regulatory action, including fines, penalties and legal defence costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.

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

James Hardie FY 2014 20-F	177

Because we have significant operations outside of the United States and report our earnings in US dollars, unfavourable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 27%, 30% and 33% of our net sales in fiscal years 2014, 2013 and 2012, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, U.K. pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks, and had material foreign exchange contracts outstanding at 31 March 2014 to purchase 119.4 million Australian dollars, and 17.1 million euro. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

The actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class or representative action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage is adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are

James Hardie FY 2014 20-F	178

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

Since fiscal year 2002, our New Zealand subsidiaries have been and continue to be joined in a number of construction defect claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

We recognise a liability for both asserted and unasserted claims in New Zealand in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors, including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to our New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which our New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

The amount of provision for these asserted and unasserted claims in New Zealand, net of estimated third-party recoveries, is US$12.7 million at 31 March 2014. During the year ended 31 March 2014 the Company recognised US$1.7 million in expenses related to the legacy claims in New Zealand. Due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, we believe it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$3.6 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2014. The provision and estimated additional loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from historical claims experience, then the actual amount of losses incurred may be materially higher or lower than the Company’s estimates.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 and a non-prorated 30-year limited warranty offering thereafter and to present for certain of our fibre cement siding products in the United States. In total, as of 31 March 2014, we have accrued US$31.4 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves within Note 10 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we

James Hardie FY 2014 20-F	179

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

In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing, and product installation, demolition, and handling or use. The inhalation of respirable crystalline silica, identified as a carcinogen by certain governmental entities, at high and prolonged exposure levels is known to be associated with silicosis and has been the subject of extensive tort litigation. Current standards may be heightened if a proposed rulemaking by the United States Occupational Health and Safety Administration is made final. If such an event occurs, we may also face future costs related to engineering and compliance to meet these new standards or regulations relating to crystalline silica. Additionally, there is a risk that claims for silica-related health effects could be made against us resulting in litigation. Although we carry what we believe to be appropriate workers compensation and third-party liability insurance limits, we cannot assure you that we will have adequate limits or resources to satisfy any future silica-related health effect claims. Nor can we assure you that this coverage will continue to be available at reasonable rates in the future. In addition, our sales could decrease if silica-related claims are made against us, or regulations impact the use of our products, and as a result, potential users may decide not to use our products. Such outcomes may have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business, which could have a material adverse effect on our business.

Cellulose fibre (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fibre cement, and the availability and cost of such raw materials are critical to our

James Hardie FY 2014 20-F	180

operations. Our fibre cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2014, the average NBSK pulp price relative to our US business was US$971 per ton, an increase of 11% compared to fiscal year 2013. In April 2014, the average NBSK pulp price relative to our US business increased to US$1030 per ton.

Freight costs in the US were also lower in fiscal year 2014 compared to the prior year. Freight costs are expected to increase in fiscal year 2015 as compared to fiscal year 2014.

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

Our ability to sell our products in certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.

Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up-to-date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

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

James Hardie FY 2014 20-F	181

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

James Hardie FY 2014 20-F	182

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

In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments of a material nature could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie FY 2014 20-F	183

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

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to the Company’s results, based upon materiality and significant judgments and estimates, are described in Note 2 to our consolidated financial statements in Section 2. In addition, as discussed in Note 10, Product Warranties and Note 13, Contingencies and Commitments to our consolidated financial statements in Section 2, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions used by the Company in preparing its financial statements are subsequently found to be incorrect, there could be a material impact on the Company’s results of operations.

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

James Hardie FY 2014 20-F	184

Our systems may be subject to security breaches and other cyber security incidents.

We may face attempts by others to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, or in inappropriate disclosure of proprietary information, it could cause significant damage to our reputation, affect our relationships with our customers and ultimately harm our business.

LEGAL PROCEEDINGS

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, tax contingencies, New Zealand product liability claims and the matters described in the Other Legal Matters sections below. For further details, see “Risk Factors” in this Section.

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

In fiscal years 2014, 2013 and 2012, we recorded an income tax benefit of US$0.3 million, US$0.2 million and income tax expense of US$0.5 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2009. We are no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2010.

New Zealand Product Liability

Since fiscal year 2002, our New Zealand subsidiaries have been and continue to be joined in a number of construction defect claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

James Hardie FY 2014 20-F	185

We recognise a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to our New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which our New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, our New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in our New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, our New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

We have made a provision for the asserted and unasserted claims within Other Current and Other Non-current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2014. The amount of provision for these claims in New Zealand, net of estimated third-party recoveries, is US$12.7 million at 31 March 2014. During the year ended 31 March 2014 the Company recognised US$1.7 million in expenses related to the legacy claims in New Zealand.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2014. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, we believe it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$3.6 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2014. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted claims in the future could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie FY 2014 20-F	186

Other Product Liability

As of 31 March 2014, one of our US subsidiaries has been named as a defendant in 12 related lawsuits in eight separate U.S. federal district courts. One lawsuit was filed between March 2013 and March 2014, adding to the 11 lawsuits already pending as of the end of March 2013. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by generally the same underlying plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defences to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions.

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2014	2013	2012
Fibre Cement United States and Canada	2,061	1,681	1,581
Fibre Cement Australia	497	446	453
Fibre Cement New Zealand	138	142	143
Fibre Cement Philippines	178	166	154
Pipes Australia	64	62	62
Fibre Cement Europe	61	53	47
Research & Development, including Technology	105	155	128
General Corporate	36	33	36

Total Employees	3,140	2,738	2,604

As of the end of 31 March 2014, of the 3,138 average number of people employed, approximately 180 employees were members of labour unions (approximately 130 and 50 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members. The number quoted is the number of people who work in our factories that have union participation and therefore may be represented by a union). Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labour disputes. We currently have no employees who are members of a union in the United States.

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

We have also listed our securities for trading on the NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one American Depositary Share (“ADS”), which is issued by The Bank of New York Mellon. These ADSs trade on the NYSE in the form of American Depositary

James Hardie FY 2014 20-F	187

Receipts (“ADRs”), under the symbol “JHX.” Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

Price History

The high and low trading prices of JHI plc CUFS on the ASX are as follows:

Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2014	15.21	8.47
31 March 2013	10.50	6.87
31 March 2012	7.99	4.66
31 March 2011	8.05	5.05
31 March 2010	8.86	3.73
31 March 2009	7.04	2.89

Fiscal quarter ended:
31 March 2014	15.21	12.18
31 December 2013	12.68	9.89
30 September 2013	10.74	8.62
30 June 2013	10.51	8.47
31 March 2013	10.50	9.03
31 December 2012	9.53	8.32
30 September 2012	9.25	7.57
30 June 2012	8.07	6.87

Month ended:
31 May 2014	14.74	13.10
30 April 2014	14.51	13.02
31 March 2014	15.21	13.90
28 February 2014	14.43	12.42
31 January 2014	13.21	12.18
31 December 2013	12.68	11.24

The high and low trading prices of JHI plc ADSs on the NYSE are as follows:

Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2014	72.26	39.97
31 March 2013	54.00	34.00
31 March 2012	40.90	25.23
31 March 2011	36.96	22.01
31 March 2010	41.22	14.50
31 March 2009	31.55	9.38

Fiscal quarter ended:
31 March 2014	72.26	55.72
31 December 2013	58.00	47.90
30 September 2013	50.96	39.97
30 June 2013	54.03	41.29
31 March 2013	54.00	47.86
31 December 2012	49.98	44.57
30 September 2012	48.01	39.47
30 June 2012	41.29	34.00

James Hardie FY 2014 20-F	188

Period	High (US$)	Low (US$)
Month ended:
31 May 2014	68.22	61.50
30 April 2014	67.38	60.54
31 March 2014	72.26	62.50
28 February 2014	64.00	56.50
31 January 2014	59.90	55.72
31 December 2013	58.00	51.69

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Trading on the Australian Securities Exchange

The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. Australian Eastern Standard Time on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.

Trading on the New York Stock Exchange

In the United States, five JHI plc CUFS equal one JHI plc ADS. Our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to BNY Mellon, depositary for our ADSs, at P.O. Box 30170, College Station, TX 77842-3170. To speak directly to a BNY Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@cpushareownerservices.com or visit the website at www.mybnymdr.com.

James Hardie FY 2014 20-F	189

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) US$	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs[1]
From 1 July 2013 through 31 July 2013	0.2	$8.33	0.2	21.9

From 1 August 2013 through 31 August 2013	-	-	-	21.9

From 1 September 2013 through 30 September 2013	-	-	-	21.9

From 1 October 2013 through 31 October 2013	-	-	-	21.9

From 1 November 2013 through 30 November 2013	-	-	-	21.9

From 1 December 2013 through 31 December 2013	0.3	$10.52	0.3	21.6

From 1 January 2014 through 31 January 2014	0.1	$11.26	0.1	21.5

From 1 February 2014 through 29 February 2014	0.5	$11.83	0.5	21.0

From 1 March 2014 through 31 March 2014	0.8	$13.09	0.8	20.2

[1]

Pursuant to a share repurchase program originally announced on 23 May 2013 of up to 5% of our issued capital (approximately 22.1 million shares), we repurchased approximately 1.9 million shares at a cost of US$22.1 million in fiscal year 2014 as part of this plan. The program expired in May 2014.

James Hardie FY 2014 20-F	190

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

The Memorandum of Association also states that we will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies. Our objects and purposes are set out in Clause 3 of our Memorandum of Association.

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

James Hardie FY 2014 20-F	191

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

Issuance of Shares; Pre-emptive Rights

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

James Hardie FY 2014 20-F	192

ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting in the case of authorising the board to issue shares).

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

James Hardie FY 2014 20-F	193

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

James Hardie FY 2014 20-F	194

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

—

by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will first be necessary to convert them back to CUFS.

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

James Hardie FY 2014 20-F	195

Dividends and distributions may only be made in-so-far as (a) we have sufficient distributable profits and (b) our net assets are in excess of the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

If directors so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to be owned by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant state authority, through which shareholders can claim a refund of such dividends in the future.

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

Liquidation Rights

In the event of our liquidation, and after we have paid all debts and liquidation expenses, the excess of any assets shall be distributed among our shareholders in proportion to the capital at the commencement of the winding up which is paid up or credited as paid up on such shares held by our shareholders. As a holding company, our sole material assets will be the capital stock of our subsidiaries.

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

James Hardie FY 2014 20-F	196

—

any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

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

—

an offeror must announce an offer only after ensuring that he or she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

—	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

—

a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

The prohibition does not apply to holdings by the CUFS depositary, CDN, of our shares as custodian for the CUFS holders but will apply to CDN where another person acquires or holds a relevant interest in breach of the provisions. If a person acquires or holds a relevant interest in breach of the prohibition, we have several powers available to us under our Articles of Association. These include powers to

James Hardie FY 2014 20-F	197

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

Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership reporting requirement applies whether or not the holders are US residents. The decision of whether to file a Schedule 13D or a Schedule 13G will depend primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.

James Hardie FY 2014 20-F	198

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

US Dollar Cash Advance Facilities.  For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March, 2014, there were no facilities drawn under the combined facilities and US$355.0 million was available.

At 31 March 2014, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

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

James Hardie FY 2014 20-F	199

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

United States Taxation

The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) an individual who is a citizen or resident of the United States (as defined for US federal income tax purposes); (2) a corporation or other entity created or organised in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source; or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for U.S. federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A

James Hardie FY 2014 20-F	200

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

Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable income years beginning after 31 December 2012 “qualified dividend income” is generally subject to a maximum rate of 20%. For taxpayers whose taxable income is above this threshold the maximum rate is 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.

James Hardie FY 2014 20-F	201

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

Capital Gain Rates.  Effective 1 January 2013, long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.

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

James Hardie FY 2014 20-F	202

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

Controlled Foreign Corporation Status.  If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders,” we could be treated as a Controlled Foreign Corporation (“CFC”), under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).

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

US Federal Income Tax Provisions Applicable to Non-United States Holders.  A Non-US Holder means a beneficial owner of our common stock that is (1) a non-resident alien of the United States for US federal income tax purposes; (2) a corporation created or organised in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realised on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognised on a sale, exchange or other disposition of our shares by a Non-US Shareholder who is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.

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

James Hardie FY 2014 20-F	203

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

James Hardie FY 2014 20-F	204

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

Prior to 31 July 2013 non-resident shareholders who were entitled to an exemption, as outlined above, were generally able to receive dividends without any dividend withholding tax and without the need to complete the aforementioned non-resident declaration forms, pursuant to a waiver we have received from the Irish Revenue authorities.

From 31 July 2013 shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

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

James Hardie FY 2014 20-F	205

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

Capital Acquisitions Tax.  Irish capital acquisitions tax (“CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at the rate of 33%. Gifts and inheritances passing between spouses are exempt from CAT.

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

James Hardie FY 2014 20-F	206

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

James Hardie FY 2014 20-F	207

payments to AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Risk Factors” in this Section.

For our fiscal year ended 31 March 2014, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	73.3%	17.4%	4.2%	5.1%
Expenses[2]	62.5%	29.7%	3.2%	4.6%
Liabilities (excluding borrowings)[2]	17.1%	81.1%	1.2%	0.5%

For our fiscal year ended 31 March 2013, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	69.9%	20.6%	4.2%	5.3%
Expenses[2]	62.8%	28.3%	4.1%	4.8%
Liabilities (excluding borrowings)[2]	10.9%	86.6%	1.9%	0.6%

[1]	Comprised of Philippine Pesos and Euros.

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

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2014 foreign exchange contracts outstanding included contracts to purchase 119.4 million Australian dollars and 17.1 million Euro. The significant forward contract to purchase Australian dollars at 31 March 2014 represents our efforts to hedge against the variation in the Australian dollar between the 21 March 2014 record date of our 125 year anniversary special dividend, and the payment of the dividend on 30 May 2014. Due to the special nature of this dividend, we consider it an off-cycle dividend non-recurring in nature, and thus, not part of our regular dividend cycle.

For further information, see Note 12 Fair Value Measurements, to our consolidated financial statements in Section 2.

Funding Under the AFFA

The A$ to US$ assets and liabilities rate moved from 0.9597 as of 31 March 2013 to 1.0845 as of 31 March 2014, a 13.0% movement, resulting in a US$97.2 million favourable impact on our fiscal year 2014 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$1,061.9 million and that we do not hedge this foreign exchange exposure, a 10% movement in the A$ to US$ exchange rate (at the 31 March 2014 exchange rate of 1.0845) would have approximately a US$89.0 million and US$108.8 million favourable or unfavourable impact, respectively, on our net income.

James Hardie FY 2014 20-F	208

For fiscal year 2013, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$817.3 million and that we did not hedge this foreign exchange exposure, a 10% favourable or unfavourable movement in the A$ to US$ exchange rate (at the 31 March 2013 exchange rate of 0.9597) would have had approximately an US$77.4 million and US$94.6 million favourable and unfavourable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our credit facilities. As of 31 March 2014 and 2013, all of our credit facilities were subject to variable interest rate. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of the individual lenders and is payable at the end of each draw-down period. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2014, we had interest rate swap contracts with a total notional principal of US$125.0 million and a fair value of US$1.3 million, which are included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2014, we had no amounts outstanding under our credit facilities. However, if we draw-down on the existing credit facilities, we may become exposed to market risk due to changes in the rate at which interest accrues.

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

We have assessed the market risk for pulp and believe that, a US$97 per metric ton movement in market pulp prices, which represents approximately 10% of the average NBSK average pulp price relative to our US business for the year ended 31 March 2014, would have had approximately a 1.3% change in our cost of sales in fiscal year 2014. We have also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2014, would have had approximately a 0.6% change in cost of sales in fiscal year 2014.

For fiscal year 2013, we had assessed the market risk for pulp and believe that, a US$88 per metric ton movement in market pulp prices, which represented approximately 10% of the average NBSK pulp price relative to our US business for the year ended 31 March 2013, would have had approximately a 0.9% change in our cost of sales in fiscal year 2013. We also assessed the market risk for cement and believe that, a US$9 per metric ton price movement in cement prices, which represents approximately 10% of the market cement price at 31 March 2013, would have had approximately a 0.5% change in cost of sales in fiscal year 2013.

James Hardie FY 2014 20-F	209

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

James Hardie FY 2014 20-F	210

BNY Mellon, as Depositary, has agreed to reimburse us for expenses we incur that are related administrative and maintenance expenses of the ADR program. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available is not necessarily tied to the amount of fees the Depositary collects from investors. For fiscal years ended 31 March 2014 and 2013, the Depositary waived US$100,132 and US$121,805, respectively, in fees for standard, out-of-pocket maintenance costs for the administration of the ADR program.

All inquiries and correspondence regarding ADSs should be directed to BNY Mellon, Depositary for our ADSs, at P.O. Box 30170, College Station, TX, 7784-3170. To speak directly to a Bank of New York Mellon representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the US, please call 201-680-6825. You may also send an e-mail inquiry to shrrelations@cpushareownerservices.com or visit the website at www.mybnymdr.com.

James Hardie FY 2014 20-F	211

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

James Hardie Industries plc voting rights:

As of 31 May 2014, James Hardie Industries plc had on issue 445,293,092 CUFS issued over 445,293,092 ordinary shares held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 10,772 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options and RSUs carry no voting rights.

James Hardie Industries plc distribution schedule as at 31 May 2014:

	CUFS		Options
	Holders	Holdings	Holders	Holdings
Size of Holding Range
1-1,000	5,262	2,422,252	-	-
1,001-5,000	4,241	9,845,762	11	24,800
5,001-10,000	730	5,199,887	15	114,711
10,001-100,000	477	11,055,377	22	515,309
100,001 and over	62	416,769,814	1	112,600
Totals	10,772	445,293,092	49	767,420

Based on the closing price of A$14.33 on 31 May 2014, 252 CUFS holders held less than a marketable parcel.

James Hardie Industries plc substantial CUFS holders as at 31 May 2014:

As of 31 May 2014, all issued and outstanding ordinary shares were listed on the ASX in the form of CUFS. CUFS represent beneficial ownership of our shares. CHESS Depository Nominees Pty Ltd is the registered owner of the shares represented by CUFS. Each of our CUFS represents one share of our common stock.

To our knowledge, the following table identifies those shareholders who beneficially owned 5% or more of our shares based on the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of 31 May 2014 which was 445,293,092 shares.

Shareholder	Shares Beneficially Owned	Percentage of Shares Outstanding

FMR LLC and FIL Limited[1]	38,815,173	8.72%

Baillie Gillford & Co2	31,301,628	7.03%

Lazard Asset Management Pacific Co3	29,071,990	6.53%

National Australia Bank Limited Group[4]	28,198,184	6.33%

The Capital Group Companies, Inc.[5]	27,010,612	6.07%

BlackRock Group[6]	22,404,258	5.03%

[1]

FMR LLC and FIL Limited became a major shareholder on 23 July 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales and purchases, increased its holding to 38,815,173 shares of our issued share capital on 27 March 2014, the last notice received.

James Hardie FY 2014 20-F	212

[2]

Baillie Gifford & Co and its affiliated companies most recently became a major shareholder on 12 November 2009 and through subsequent purchases, increased its holding to 31,301,628 shares of our issued share capital on 9 January 2012, the last notice received.

[3]

Lazard Asset Management Pacific Co most recently became a major shareholder on 29 April 2011, and through subsequent purchases and sales, decreased its holding to 29,071,990 shares of our issued share capital on 4 March 2014, the last notice received.

[4]

National Australia Bank Limited Group became a major shareholder on 25 May 2004, and through subsequent purchases and sales, increased its holding to 28,198,184 shares of our issued share capital on 16 June 2004, the last notice received.

[5]

The Capital Group Companies, Inc. became a substantial shareholder on 8 May 2012, and through subsequent purchases and sales, increased its holding to 27,010,612 shares of our issued share capital on 15 January 2013, the last notice received.

[6]

BlackRock Group became a major shareholder on 10 August 2012 with 21,970,820 shares of our issued capital and, through subsequent purchases and sales, ceased to be a major shareholder on 10 September 2012. On 2 October 2012, BlackRock Group Increased their holdings to over 5% of our issued share capital, but their substantial holding status again ceased on 2 November 2012. Through subsequent purchases, they became a substantial holder again on 8 November 2012, but ceased their substantial holding status on 4 February 2013. BlackRock Group became a substantial shareholder again on 19 February 2013 but again ceased their substantial holding status on 22 November 2013. Through subsequent purchases, they became a substantial shareholder again on 11 February 2014, but ceased their substantial holding status on 28 February 2014. BlackRock Group became a substantial shareholder again on 13 March 2014, but their substantial holding status again ceased on 17 March 2014. On 24 March 2014, they became a substantial shareholder again through subsequent purchases. However they ceased to be a substantial shareholder on 25 March 2014. Again on 26 March 2014, they became a substantial holder but ceased their substantial holding status on 28 March 2014. Through subsequent purchases, BlackRock Group became a substantial holder on 1 April 2014 but their substantial holding status ceased again on 3 April 2014. BlackRock Group became a substantial shareholder again by increasing its holding to 22,404,258 shares of our issued share capital on 4 April 2014, the last notice received.

Commonwealth Bank of Australia became a major shareholder on 12 November 2009, with a holding of 21,820,423 shares of our issued share capital and, through subsequent purchases and sales, increased its holdings of our issued capital to 22,887,930 shares on 14 March 2014. Their substantial holding status ceased when their holdings of our issued capital fell below 5% on 14 April 2014, the last notice received.

Schroder Investment Management Australia Limited most recently became a major shareholder on 10 February 2014, holding 22,231,974 of our issued share capital, however, their substantial holding status ceased on 21 February 2014, the last notice received.

The information above is based on filings made by the shareholder with the ASX, generally based on Irish law substantial shareholder notification requirements. The Company has also received notice of the following US securities law filings.

Ownership Reports files with the SEC

On 14 February 2014, FMR LLC and affiliated entities filed a Schedule 13G/A with the SEC reporting beneficial ownership of 50,024,123 shares or approximately 11.278%1 of our outstanding. On 13 February 2014, Commonwealth Bank of Australia and affiliated entities filed a Schedule 13G with the SEC reporting beneficial ownership of 24,288,843 shares or approximately 5.48%1 of our outstanding shares. Blackrock, Inc. and affiliated entities filed a Schedule 13G/A with the SEC on 10 December 2013 reporting beneficial ownership of 22,678,684 shares or approximately 4.65%2 of our outstanding shares.

[1]	Represents beneficial ownership as of 31 December 2013.

[2]	Represents beneficial ownership as of 29 November 2013.

James Hardie FY 2014 20-F	213

Each of the above shareholders has the same voting rights as all other holders of our common stock. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

James Hardie Industries plc 20 largest CUFS holders and their holdings as at 31 May 2014:

Name	Note	CUFS Holdings	%	Position
HSBC Custody Nominees (Australia) Limited	1	158,643,722	35.63	1
JP Morgan Nominees Australia Limited	1	112,569,319	25.28	2
National Nominees Limited	1	74,321,717	16.69	3
Citicorp Nominees Pty Limited	1	22,882,482	5.14	4
Citicorp Nominees Pty Limited	1	14,215,205	3.19	5
BNP Paribas Noms Pty Ltd	1	11,587,978	2.60	6
AMP Life Limited		1,637,646	0.37	7
UBS Nominees Pty Ltd	1	1,445,064	0.32	8
BNP Paribas Nominees Pty Ltd	1	1,394,642	0.31	9
Australian Foundation Investment Company Limited		1,150,000	0.26	10
HSBC Custody Nominees (Australia) Limited	1	1,137,726	0.26	11
Mirrabooka Investments Limited		1,100,000	0.25	12
Bond Street Custodians Limited		1,097,205	0.25	13
HSBC Custody Nominees (Australia) Limited-Gsco Eca	1	819,295	0.18	14
Millennium Pty Ltd		675,000	0.15	15
HSBC Custody Nominees (Australia) Limited	1	626,610	0.14	16
Carlton Hotel Limited		625,362	0.14	17
HSBC Custody Nominees (Australia) Limited	1	585,803	0.13	18
Gwynvill Investments Pty Limited		518,600	0.12	19
Mr Louis Gries		471,501	0.11	20
Total[2]		407,504,877	91.52

[1]

Entities which hold interests in CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of (i) the substantial share/CUFS holder provisions, and (ii) the takeover provisions in the Articles of Association. Those nominees may hold CUFS for holders which include the substantial shareholders named in the preceding table.

[2]

At 31 May 2014, through its previously announced share buyback program, the Company held interest in 715,000 CUFS, 0.16% of the CUFS outstanding at that date. These have not been included in the table above as they are being held as treasury stock until the end of June 2014 when they will be cancelled, as is customary for the Company.

James Hardie FY 2014 20-F	214

Distribution of Issued Capital by Geography:

The following analysis is based on record ownership and is taken from a Top 100 extract of the share register:

	31 May 2014	31 May 2013
North America	37.14%	31.37%
Australia	34.91%	39.61%
United Kingdom	13.77%	14.31%
Asia	5.13%	4.92%
Europe (excluding the United Kingdom)	2.27%	2.34%
Other	0.60%	0.16%

As of 31 May 2014, 0.33% of the outstanding shares of our common stock was held by 65 CUFS holders with registered addresses in the United States. In addition, as of 31 May 2014, 1.09% of our outstanding shares was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.42% of our outstanding capital stock was registered to 68 US holders as of 31 May 2014.

James Hardie FY 2014 20-F	215

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ABS	Australian Bureau of Statistics
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CUFS	CHESS Units of Foreign Securities
EIP Plan	Executive Incentive Plan
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GMT	Group Management Team
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMG Actuarial	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentives
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
STI	Short-Term Incentives

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

James Hardie FY 2014 20-F	216

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

James Hardie FY 2014 20-F	217

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

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
EBIT	$53.1	$29.5	$155.5
Asbestos:
Asbestos adjustments	195.8	117.1	15.8
AICF SG&A expenses	2.1	1.7	2.8
Asset impairments	-	16.9	14.3
ASIC related expenses (recoveries)	-	2.6	1.1
New Zealand product liability expenses	1.8	13.2	5.4

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	252.8	181.0	194.9
Net Sales	$1,493.8	$1,321.3	$1,237.5
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	16.9%	13.7%	15.7%

James Hardie FY 2014 20-F	218

Operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – operating income excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations and provide useful information regarding our financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
USA and Europe Fibre Cement	$237.0	$162.5	$162.7
Asia Pacific Fibre Cement	82.9	74.9	85.7
Research and Development	(24.4)	(26.0)	(20.7)
Asset impairments	-	(16.9)	(14.3)
New Zealand product liability expenses	(1.8)	(13.2)	(5.4)
General corporate:
General corporate costs	(42.7)	(33.0)	(33.9)
Asbestos adjustments	(195.8)	(117.1)	(15.8)
AICF SG&A expenses	(2.1)	(1.7)	(2.8)

Total operating income	$53.1	$29.5	$155.5

Excluding:
Asbestos:
Asbestos adjustments	195.8	117.1	15.8
AICF SG&A expenses	2.1	1.7	2.8
Asset impairments	-	16.9	14.3
ASIC related expenses (recoveries)	-	2.6	1.1
New Zealand product liability expenses	1.8	13.2	5.4

Operating income excluding asbestos, asset impairments, ASIC Expenses and New Zealand product liability	$252.8	$181.0	$194.9

James Hardie FY 2014 20-F	219

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Income before income taxes	$54.6	$33.7	$151.1

Excluding:
Asbestos:
Asbestos adjustments	195.8	117.1	15.8
AICF SG&A expenses	2.1	1.7	2.8
AICF interest income	(2.9)	(7.0)	(3.3)
Asset impairments	-	16.9	14.3
New Zealand product liability expenses	1.8	13.2	5.4

Income before income taxes excluding asbestos, asset impairments and New Zealand product liability	$251.4	$175.6	$186.1

Income tax benefit	$44.9	$11.8	$453.2
Asbestos-related and other tax adjustments	(99.1)	(49.2)	(496.1)

Income tax expense excluding asbestos and tax adjustments	$(54.2)	$(37.4)	$(42.9)

Effective tax rate	82.20%	35.0%	299.9%
Effective tax rate excluding asbestos, asset impairments, New Zealand product liability and tax adjustments	21.6%	21.3%	23.1%

James Hardie FY 2014 20-F	220

Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing our operating results in a manner that is focussed on the performance of our ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Net income (loss)	$99.5	$45.5	$604.3

Excluding:
Asbestos:
Asbestos adjustments	195.8	117.1	15.8
AICF SG&A expenses	2.1	1.7	2.8
AICF interest income	(2.9)	(7.0)	(3.3)
Asset impairments	-	16.9	14.3
ASIC related expenses	-	2.6	1.1
New Zealand product liability expenses	1.8	13.2	5.4
Asbestos-related and other tax adjustments	(99.1)	(49.2)	(496.1)

Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability expenses and tax adjustments	$197.2	$140.8	$144.3

[1]

Fiscal year 2012 includes a benefit of US485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. Fiscal year 2011 includes a charge of US$345.2 million related to the dismissal of RCI’s appeal of the 1999 disputed amended assessment and a charge of US$32.6 million arising from our corporate structure simplification announced on 17 May 2011.

James Hardie FY 2014 20-F	221

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

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
General corporate costs	$42.7	$33.0	$33.9

Excluding:
ASIC related expenses	-	(2.6)	(1.1)
Intercompany foreign exchange gain	-	5.5	-
Recovery of RCI legal costs	-	2.7	-

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	42.7	$38.6	$32.8

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2014	2013	2012
Selling, general and administrative expenses	$224.4	$218.6	$191.0

Excluding:
New Zealand product liability expenses	(1.8)	(13.2)	(5.4)

Selling, general and administrative expenses excluding New Zealand product liability expenses	$222.6	$205.4	$185.6

Net Sales	$1,493.8	$1,321.3	$1,237.5
Selling, general and administrative expenses as a percentage of net sales	15.0%	16.5%	15.4%
Selling, general and administrative expenses excluding New Zealand product liability as a percentage of sales	14.9%	15.5%	15.0%

James Hardie FY 2014 20-F	222

EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description of Exhibits
1.1	Articles of Association dated 15 October 2012 of James Hardie Industries plc, an Irish public limited company registered in Ireland (15)
2.1	Deposit Agreement dated as of 24 September 2001, as amended and restated as of 19 February 2010 and as further amended on 17 June 2010, between James Hardie Industries plc and The Bank of New York Mellon, as depositary (13)
2.2	Amended and Restated Common Terms Deed Poll dated 21 January 2013 among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited (17)
2.3	Form of Lender Deeds of Confirmation dated 23 June 2009 between James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (7)
2.4	Form of Novation Deed dated 9 October 2009 between James Hardie International Finance Limited, James Hardie International Finance B.V., James Hardie Building Products, Inc., James Hardie Industries N.V. and Financier (12)
2.5	AET Guarantee Trust Deed dated 19 December 2006 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (12)
2.6	Amending Deed to the AET Guarantee Trust Deed dated 6 October 2009 between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (13)
2.7	Performing Subsidiary Undertaking and Guarantee Trust Deed dated 19 December 2006 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (12)
2.8	Amending Deed to the Performing Subsidiary Undertaking and Guarantee Trust Deed dated 6 October 2009 between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (13)
2.9	Form of Term (Bullet) Facility Agreement entered into between James Hardie International Finance Limited, James Hardie Building Products, Inc. and Financier (17)
2.10	Form of Term (Bullet) Facility Agreement entered into between James Hardie International Finance Limited, James Hardie Building Products, Inc. and Financier
4.1	Amended and Restated James Hardie Industries plc 2001 Equity Incentive Plan (16)
4.2	Executive Incentive Plan 2009 (7)
4.3	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (10)
4.4	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain former executive officers and Managing Directors thereto (2)
4.5	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain former Supervisory Board and Managing Directors thereto (2)
4.6	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and Supervisory Directors and Managing Directors (6)
4.7	Form of Indemnity Agreement between James Hardie Building Products, Inc. and Supervisory Directors, Managing Directors and certain executive officers (6)

James Hardie FY 2014 20-F	223

Exhibit Number	Description of Exhibits
4.8	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees (7)
4.9	Variation of Lease dated 23 March 2004, among Brookfield Rosehill Landowner Pty Ltd (f/k/a Brookfield Multiplex Rosehill Landowner Pty Ltd f/k/a Multiplex Rosehill Landowner Pty Ltd) as successor in interest to Amaca Pty Limited (f/k/a/ James Hardie & Coy Pty Limited), James Hardie Australia Pty Limited and James Hardie Industries N.V. re premises at the corner of Colquhoun & Devon Streets, Rosehill, New South Wales, Australia (1)
4.10	Industrial Building Lease Agreement, effective 6 October 2000, between James Hardie Building Products, Inc. and Fortra Fibre-Cement L.L.C., re premises at Waxahachie, Ellis County, Texas (2)
4.11	Amended and Restated Stock Purchase Agreement dated 12 March 2002, between BPB US Holdings, Inc. and James Hardie Inc. (2)
4.12	Amended and Restated Final Funding Agreement (AFFA) dated 21 November 2006 (4)
4.13	AFFA Amendment dated 6 August 2007 (6)
4.14	AFFA Amendment dated 8 November 2007 (6)
4.15	AFFA Amendment dated 11 June 2008 (6)
4.16	Address for Service of Notice on Trustee dated 13 June 2008 (6)
4.17	AFFA Amendment dated 17 July 2008 (7)
4.18	Deed to amend the AFFA and facilitate the Authorised Loan Facility dated 9 December 2010 between James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (14)
4.19	AFFA Amendment dated 29 February 2012 (16)
4.20	AFFA Amendment dated 28 March 2012 (16)
4.21	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited dated 14 December 2006 (5)
4.22	Deed Poll dated 11 June 2008 – amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (6)
4.23	Deed of Release by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton dated 21 December 2005 (3)
4.24	Amending Agreement (Parent Guarantee) dated 23 June 2009 by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales, and James Hardie Industries N.V. (13)
4.25	Deed of Release by and between James Hardie Industries N.V. and The State of New South Wales dated 22 June 2006 (3)
4.26	Second Irrevocable Power of Attorney by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales dated 14 December 2006 (5)
4.27	Deed of Accession by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited, and The State of New South Wales dated 14 December 2006 (5)
4.28	Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)

James Hardie FY 2014 20-F	224

Exhibit Number	Description of Exhibits
4.29	Letter agreement dated 21 March 2007 amending Intercreditor Deed between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.30	Amending Deed (Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.31	Performing Subsidiary Intercreditor Deed dated 19 December 2006 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.32	Letter agreement dated 21 March 2007 amending Performing Subsidiary Intercreditor Deed between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (12)
4.33	Amending Deed (Performing Subsidiary Intercreditor Deed) dated 23 June 2009 between The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (13)
4.34	Deed of Confirmation dated 23 June 2009 between James Hardie Industries N.V., James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (8)
4.35	AICF facility agreement dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)
4.36	Fixed and floating charge dated 9 December 2010 between Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (14)
4.37	AFFA Amendment dated 20 December 2013
8.1	List of significant subsidiaries of James Hardie Industries plc
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2	Consent of KPMG Actuarial Pty Limited
101INS	Instance Document
101SCH	Schema Document
101CAL	Calculation Linkbase Document
101LAB	Label Linkbase Document
101PRE	Presentation Linkbase Document
101DEF	Definition Linkbase Document

[1]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 22 November 2004 and incorporated herein by reference.

James Hardie FY 2014 20-F	225

[2]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 7 July 2005 and incorporated herein by reference.

[3]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 September 2006 and incorporated herein by reference.

[4]	Previously filed as an exhibit to our Current Report on Form 6-K dated 5 January 2007 and incorporated herein by reference.

[5]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 6 July 2007 and incorporated herein by reference.

[6]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 8 July 2008 and incorporated herein by reference.

[7]	Previously filed as an exhibit to our Form F-4 dated 23 June 2009 and incorporated herein by reference.

[8]	Previously filed as an exhibit to our Amendment No. 2 to Form F-4 dated 10 July 2009 and incorporated herein by reference.

[9]	Previously filed as an exhibit to our Post-Effective Amendment No. 1 to Form F-4 dated 19 February 2010 and incorporated herein by reference.

[10]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form S-8 (Registration No. 333-161482) dated 17 June 2010 and incorporated herein by reference.

[11]	Previously filed as an exhibit to our Current Report on Form 6-K dated 18 June 2010 and incorporated herein by reference.

[12]	Previously filed as an exhibit to our Post-Effective Amendment No. 2 to Form F-4 dated 17 June 2010 and incorporated herein by reference.

[13]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 30 June 2010 and incorporated herein by reference.

[14]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 29 June 2011 and incorporated herein by reference.

[15]	Previously filed as an exhibit to our Form 6-K dated 15 October 2012 and incorporated herein by reference.

[16]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 2 July 2012 and incorporated herein by reference.

[17]	Previously filed as an exhibit to our Annual Report on Form 20-F dated 27 June 2013 and incorporated herein by reference.

James Hardie FY 2014 20-F	226

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Louis Gries
Louis Gries
Date: 26 June 2014		Chief Executive Officer

This annual report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Michael N. Hammes
Michael N. Hammes
Date: 26 June 2014		Chairman

James Hardie FY 2014 20-F	227