Form 20-F
period 2015-03-31
James Hardie Industries plc
filed 2015-05-21
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2015

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

Corporate Secretary

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

445,680,673 shares of common stock at 31 March 2015

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

Large accelerated filer	☒
Accelerated filer	☐
Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☒

International Financial Reporting Standards as issued by the International Accounting

Standards Board	☐

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17  ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

2015

ANNUAL REPORT

ON FORM 20-F

James Hardie 2015 Annual Report on Form 20-F	i

Page(s)

Form 20-F Cross-Reference Index	ii

Section 1	1

Introduction	1

Selected Financial Data	1

Information on the Company	3

History and Development of the Company	3

Business Overview	5

Organizational Structure	13

Property, Plants and Equipment	14

Directors, Senior Management and Employees	17

James Hardie Executive Team	17

Board of Directors	21

Remuneration	27

Corporate Governance Report	42

Section 2	62

Reading this report	62

Management’s Discussion and Analysis	64

Section 3	144

Risk Factors	144

Legal Proceedings	162

Controls and Procedures	164

Section 4	193

SHARE/CHESS Units of Foreign Securities Information	193

Glossary of Abbreviations and Definitions	196

Exhibits	202

Signatures	210

James Hardie 2015 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)

PART 1

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable

Item 2. Offer Statistics and Expected Timetable	Not applicable

Item 3. Key Information

A. Selected Financial Data	1-3

B. Capitalization and Indebtness	Not applicable

C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	143-160

Item 4. Information on the Company

A. History and Development of the Company	3-5; 15-16

B. Business Overview	5-12

C. Organizational Structure	5; 13

D. Property, Plants and Equipment	14-16; 89

Item 4A. Unresolved Staff Comments	None

Item 5. Operating and Financial Review and Prospects

A. Operating Results	69-84

B. Liquidity and Capital Resources	85-90

C. Research and Development, Patents and Licenses, etc	11

D. Trend Information	90-91

E. Off-Balance-Sheet Arrangements	91

F. Tabular Disclosure of Contractual Obligations	91-92

G. Safe Harbor	62-63
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	17-26

B. Compensation	27-41

C. Board Practices	42-61

D. Employees	166

E. Share Ownership	37-38
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders	193-195

B. Related Party Transactions	50

C. Interests of Experts and Counsel	None

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information	93-142; 176-177

B. Significant Changes	None
Item 9. The Offer and Listing

A. Offer and Listing Details	166-169

B. Plan of Distribution	Not Applicable

C. Markets	167-168

D. Selling Shareholders	Not Applicable

James Hardie 2015 Annual Report on Form 20-F	iii

FORM 20-F CROSS REFERENCE (continued)

Page(s)

PART 1 (continued)

E. Dilution	Not Applicable

F. Expenses of the Issue	Not Applicable

Item 10. Additional Information

A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	171-179

C. Material Contracts	180

D. Exchange Controls	180

E. Taxation	180-188

F. Dividends and paying agents	Not Applicable

G. Statement by Experts	Not Applicable

H. Documents on Display	189

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	190-192

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities	Not Applicable

B. Warrants and Rights	Not Applicable

C. Other Securities	Not Applicable

D. American Depositary Shares	168-169

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies	None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	164-165

Item 16A. Audit Committee Financial Expert	56

Item 16B. Code of Business Conduct and Ethics	51

Item 16C. Principal Accountant Fees and Services	143

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	170

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	42-61

Item 16H. Mine Safety Disclosures	15

PART III

Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	93-142

Item 19. Exhibits	202-209

James Hardie 2015 Annual Report on Form 20-F	1

SECTION 1

INTRODUCTION

James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades and floor and tile underlay. Our current primary geographic markets include the United States of America (“US”, “USA” or the “United States”), Canada, Australia, New Zealand, the Philippines and Europe.

James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland. Except as the context otherwise may require, references in this Annual Report on Form 20-F (this “Annual Report”) to “James Hardie,” the “James Hardie Group,” the “Company,” “JHI plc,” “we,” “our” or “us” refer to James Hardie Industries plc., together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference.

This Annual Report contains statements that constitute “forward-looking statements.” For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; and the term “A$” refers to Australian dollars. For the exchange rates used to convert Australian dollar denominated amounts into US dollars, see Note 2 to our consolidated financial statements in Section 2.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this report to websites are inactive textual references and are for information only.

SELECTED FINANCIAL DATA

We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2015 and 2014, and our consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity and cash flows for each of the years ended 31 March 2015, 2014 and 2013, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).

The selected consolidated financial information summarized below for the five most recent fiscal years has been derived in part from the Company’s financial statements. You should read the

James Hardie 2015 Annual Report on Form 20-F	2

selected consolidated financial information in conjunction with the Company’s financial statements and related notes contained in “Section 2 – Consolidated Financial Statements” and with the information provided in “Section 2 – Management’s Discussion and Analysis.” Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	(Millions of US dollars)
Consolidated Statement of Operations Data	2015	2014	2013	2012	2011
Net sales	$1,656.9	$1,493.8	$1,321.3	$1,237.5	$1,167.0
Income (loss) from operations[1]	291.3	99.5	45.5	604.3	(347.0)
Net income (loss)[1]	$291.3	$99.5	$45.5	$604.3	$(347.0)

	(Millions of US dollars)
Consolidated Balance Sheet Data	2015	2014	2013	2012	2011
Total assets	$2,044.5	$2,104.0	$2,113.2	$2,310.0	$1,960.6
Net assets	(202.6)	(199.0)	18.2	126.4	(454.5)
Common stock	$231.2	$230.6	$227.3	$224.0	$222.5

	(Number)
Shares	2015	2014	2013	2012	2011
Basic weighted average number of common shares	445.0	442.6	439.2	436.2	435.6
Diluted weighted average number of common shares	446.4	444.6	440.6	437.9	435.6

	(US dollar)
Earnings Per Share	2015	2014	2013	2012	2011
Income (loss) from operations per common share — basic	$0.65	$0.22	$0.10	$1.39	$(0.80)
Net income (loss) per common share — basic	0.65	0.22	0.10	1.39	(0.80)
Income (loss) from operations per common share — diluted	0.65	0.22	0.10	1.38	(0.80)
Net income (loss) per common share — diluted	0.65	0.22	0.10	1.38	(0.80)
Dividends declared per share	0.60	0.73	0.43	0.04	-
Dividends paid per share	$0.88	$0.45	$0.43	$0.04	$-

Other Financial Data	2015	2014	2013	2012	2011
Net cash provided by operating activities (Millions of US dollars)	$ 179.5	$ 322.8	$ 109.3	$ 387.2	$ 147.2
Net cash used in investing activities (Millions of US dollars)	(277.9)	(118.8)	(59.7)	(49.9)	(49.6)
Net cash used in financing activities (Millions of US dollars)	$ (4.6)	$ (186.3)	$ (158.7)	$ (84.4)	$ (89.7)
Volume (million square feet)
USA and Europe Fiber Cement	1,849.7	1,696.9	1,488.5	1,331.8	1,248.0
Asia Pacific Fiber Cement[2]	456.2	417.2	393.7	392.3	407.8
Net Sales (Millions of US dollars)
USA and Europe Fiber Cement	$ 1,276.5	$1,127.6	$ 951.4	$ 862.0	$ 814.0
Asia Pacific Fiber Cement[2]	$ 380.4	$ 366.2	$ 369.9	$ 375.5	$ 353.0
Average sales price per unit (per thousand square feet)
USA and Europe Fiber Cement	US$ 675	US$ 652	US$ 626	US$ 642	US$ 648
Asia Pacific Fiber Cement[2]	A$ 942	A$ 930	A$ 901	A$ 906	A$ 906

1

Income (loss) from operations and net income (loss) include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, Australian Securities and

James Hardie 2015 Annual Report on Form 20-F	3

Investments Commission (“ASIC”) related (expenses) recoveries, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness claims expenses.

	(Millions of US dollars)
Other Financial Data	2015	2014	2013	2012	2011
Asbestos adjustments benefit (expense)	33.4	(195.8)	(117.1)	(15.8)	(85.8)
AICF SG&A expenses	(2.5)	(2.1)	(1.7)	(2.8)	(2.2)
ASIC related (expenses) recoveries	-	-	(2.6)	(1.1)	8.7
Asset impairments	-	-	(16.9)	(14.3)	-
Non-recurring stamp duty	(4.2)	-	-	-	-
New Zealand weathertightness claims[3]	4.3	(1.8)	(13.2)	(5.4)	-

For additional information on asbestos adjustments, AICF SG&A expenses, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 7, 11 and 14 to our consolidated financial statements in Section 2.

2	Asia Pacific Fiber Cement segment includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands.

3	The Company began separately disclosing New Zealand weathertightness claims expense in fiscal year 2013 and did so for fiscal year 2012 for comparative purposes only.

INFORMATION ON THE COMPANY

History and Development of the Company

James Hardie was established in 1888 as an import business, listing on the Australian Securities Exchange (“ASX”) in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber-cement plant at Fontana, California in February 1990.

In September 2001, in order to maximize the benefit of our strong international growth and in order to generate higher returns for shareholders from the James Hardie Group’s continuing international expansion, the shareholders of James Hardie Industries Limited (“JHIL”), then the ultimate parent company of the James Hardie Group and the vehicle with which our shareholding was listed with the ASX, agreed to exchange their shares for shares in James Hardie Industries N.V. (“JHINV”), a Dutch public limited liability company. JHINV retained its primary listing on the ASX, and in October 2001, to reflect the new corporate structure, JHIL transferred all of its fiber cement businesses to JHINV.

In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch public limited liability company to a Societas Europaea (“SE”), a European public limited liability company. This was the first stage of a two-stage re-domicile proposal to change our registered corporate domicile from the Netherlands to Ireland. On 17 June 2010, we implemented Stage 2 of the re-domicile and changed our registered corporate domicile

James Hardie 2015 Annual Report on Form 20-F	4

to Ireland to become an Irish SE, becoming an Irish tax resident on 29 June 2010. On 15 October 2012, we converted from an Irish SE into our current corporate form, an Irish public limited company (“plc”).

We conduct our operations under legislation in various jurisdictions. As an Irish plc, we are governed by the Irish Companies Acts and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.

The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland (the “Corporate Address”). The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 3 Winners Circle, 3rd Floor, Albany, New York 12205. The address of our registered office in Australia is Level 3, 22 Pitt Street, Sydney NSW 2000 and the telephone number there is +61 28845 3360. Our share registry is maintained by Computershare Registry Services Pty Ltd. All enquires and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: (61 3) 9415 4000, toll free within Australia: 1 300 855 080 or toll free from the US 1855 298 3404.

Our Agreement with Asbestos Injuries Compensation Fund

Prior to 1987, ABN 60 Pty Limited (formerly JHIL) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (together the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. These products have resulted in liabilities for the Former James Hardie Companies in Australia.

In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF for the compensation of proven Australian-related personal injury claims for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are entitled to appoint three directors, including the Chairman, and the New South Wales (“NSW”) Government is entitled to appoint two directors.

Under the terms of the AFFA, subject to the operation of an annual cash flow cap, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for purposes of US GAAP, we consider JHI plc to be the primary beneficiary of AICF.

Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 2 to our consolidated financial statements.

James Hardie 2015 Annual Report on Form 20-F	5

Corporate Structure

The following diagram summarizes our current corporate structure:

Business Overview

General Overview of Our Business

Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under various Hardie brand names, such as HardieBacker® boards, and other brand names such as Artisan® Lap siding and Artisan® Accent Trim by James Hardie, Cemplank® and Prevail® siding and Scyon® advanced lightweight cement composite products such as Scyon® Stria® cladding.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2015	2014	2013
USA and Europe Fiber Cement	$1,276.5	$1,127.6	$951.4
Asia Pacific Fiber Cement	380.4	366.2	369.9
Total Net sales	$1,656.9	$1,493.8	$1,321.3

Products

We manufacture a wide-range of fiber-cement building materials for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, roofing, lattice, decorative columns, fencing and facades. While there are some market specific products, our core product ranges, being planks, which are used for external siding and

James Hardie 2015 Annual Report on Form 20-F	6

flat sheets, which are used for internal and external wall linings and floor underlayments, are sold across all of the markets in which we operate.

Products Used in External Applications

We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our products provide certain performance, design and cost advantages, while offering comparable aesthetics to competing products such as wood and vinyl siding.

Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;
•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;
•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;
•	The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and
•	Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.

We believe the benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.

Products Used in Internal Applications

Compared to natural and engineered wood and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards.

Significant New Products

In the United States, new products released over the last three years include a new profile HZ10® HardiePlank® siding, HardieTrim® Mouldings, Artisan® V-Rustic premium exterior siding and an improved touch up accessory to support products using ColorPlus® technology.

In Australia and New Zealand, new products released over the last three years include the ARChitectural™ Prefinished panel range for commercial applications, including Invibe® panels with Chromashield® Technology and Inraw® panels.

James Hardie 2015 Annual Report on Form 20-F	7

In Australia only, the HardieBrace®, a new online calculator tool, offers a way to simplify structural bracing calculations. Modcem® modular flooring has provided an entry into commercial flooring applications. Additions to the range of building science offerings include HardieEdge® termite barrier, HardieWrap® weather barrier, HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care and ZeroLot Wall Systems. Due to an evolution of the market in Australia, the Scyon® range of products has been repositioned under the James Hardie brand as James Hardie® products including Scyon® technology.

In New Zealand only, over the same timeframe, Secura® Interior Flooring, Secura® Exterior Flooring, Axent™ Fascia, HomeRAB® 4.5mm Pre Cladding, HardieGlaze® Listello and Grande lining, Stria® Cladding, Axon® 400 and 133 Grain Cladding, Linea® Oblique™ Cladding and Easy Lap™ Panel have been launched under the repositioned James Hardie brand.

In the Philippines, new products released over the past three years include the extension of the established Hardieflex™ board range with the inclusion of Hardieflex™ Wet Area lining boards and Hardieflex™ Pro primarily for wet area application and HardieFlex® Flooring.

The European business has launched HardieFloor™ Structural Flooring, and has developed an innovative range of products focused on improving acoustic performance of buildings, including HardieFloor dB™ Structural Acoustic Flooring, and HardieQStrip™ Acoustic Batten.

Principal Markets for Our Products

United States, Canada and Europe

In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry, which includes options such as vinyl, stucco, fiber cement, natural and engineered wood and brick, with vinyl having the largest share of the US and Canadian siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a decided preference amongst siding materials according to economic conditions, weather, materials availability and local preference.

Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in the US accounts for the largest portion of our net sales, accounting for 75%, 73% and 70% of our total net sales in fiscal years 2015, 2014 and 2013, respectively.

In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural or engineered wood, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing

James Hardie 2015 Annual Report on Form 20-F	8

programs designed to educate customers on our brand and the performance, design and cost advantages of our products.

In Europe, fiber cement building products are used in both residential and commercial building applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments, except roofing, and promote the use of fiber cement products against traditional masonry, gypsum-based products and wood-based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fiber cement in Europe is favorable, in light of stricter insulation requirements driving demand for advanced exterior cladding systems, as well as better building practices increasing the use of fiber cement in interior applications.

Asia Pacific

In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external siding, internal walls, ceilings, floors, soffits, fences and facades. We believe the level of activity in this industry is generally a function of interest rates, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity.

In Australia, we face competition from two primary competitors with domestic manufacturing facilities, along with increased competition from imports. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.

In New Zealand, we continue to see competition intensifying as fiber cement imports have become more cost competitive and overseas manufacturers look to supplement their primary operating environments with additional markets.

In the Philippines, we have seen fiber cement gain acceptance across a broader range of product applications in the last decade, leading to additional fiber cement products entering the market, along with the increased use of gypsum in fiber cement applications. We see fiber cement having long-term growth potential not only in the Philippines, but across Asia and the Middle East, as the benefits of its light-weight and durability become more widely recognized.

Seasonality

Our earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually the quarter most affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in

James Hardie 2015 Annual Report on Form 20-F	9

business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See “Section 3 – Risk Factors.”

Raw Materials

The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate and we do not anticipate having difficulty in obtaining our required raw materials from these suppliers. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.

We work hard to reduce the effect of both price fluctuations and supply interruptions by entering into contracts with qualified suppliers and through continuous internal improvements in both our products and manufacturing processes.

Cellulose Fiber

Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada, and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”

Silica

High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.

Cement

Cement is acquired in bulk from local suppliers. We continue to evaluate options on agreements with suppliers for the purchase of cement that can lock in our cement prices over longer periods of time.

Water

We use local water supplies and seek to process all wastewater to comply with environmental requirements.

James Hardie 2015 Annual Report on Form 20-F	10

Sales, Marketing and Distribution

The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we have sold fiber cement products in many other markets, including Belgium, China, Denmark, French Caribbean, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Malta, Mexico, the Middle East (Israel, Saudi Arabia, Lebanon, and the United Arab Emirates), the Netherlands, Norway, various Pacific Islands, Singapore, South Africa, South Korea, Spain, Sri Lanka, Switzerland, Taiwan, Turkey and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.

We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

We maintain dedicated regional sales management teams in our major sales territories, with our national sales managers and national account managers, together with regional sales managers and sales representatives, maintaining relationships with national and other major accounts. Our various sales forces, which in some instances manage specific product categories, include skilled trades people who provide on-site technical advice and assistance.

In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our products are distributed across the United States and Canada primarily by road and, to a lesser extent, by rail.

In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size dealer outlets sell our fiber cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have started to enter the Philippines market. The physical distribution of our product in each country is primarily by road or sea transport. Products manufactured in Australia, New Zealand and the Philippines are also exported to a number of markets in Asia, various Pacific Islands, and the Middle East by sea transport.

Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install our products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in

James Hardie 2015 Annual Report on Form 20-F	11

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

Dependence on Trade Secrets and Research and Development (“R&D”)

We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in research and development activities.

We view spending on research and development as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors. For fiscal years 2015, 2014 and 2013, our expenses for R&D were US$31.7 million, US$33.1 million and US$37.2 million, respectively.

Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how and raw material and operating equipment specifications, all of which are maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting, licensing, trade secret protection and joint development to protect and increase our competitive advantage.

In addition, we own a variety of licenses; industrial, commercial and financial contracts; and manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and does not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”

James Hardie 2015 Annual Report on Form 20-F	12

Governmental Regulation

As an Irish plc, we are governed by the Irish Companies Acts and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Memorandum and Articles of Association” for information regarding Irish Companies Acts and regulations to which we are subject.

Environmental, Health and Safety Regulation

Our operations and properties are subject to extensive federal, state, local and foreign environmental protection, health and safety laws, regulations and ordinances governing activities and operations that may have adverse environmental effects. As it relates to our operations, our manufacturing plants produce regulated materials, including waste water and air emissions. The waste water produced from our manufacturing plants is internally recycled and reused before eventually being discharged to publicly owned treatment works, a process which is monitored by us, as well as by regulators. In addition, we actively monitor air emissions and other regulated materials produced by our plants so as to ensure compliance with the various environmental regulations under which we operate.

Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of investigation, removal or remediation of certain regulated materials on, under, or in that property or other impacted properties. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of certain regulated materials may also be liable for the costs of investigation, removal or remediation of the regulated materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator, transporter or arranger knew of, or was responsible for, the presence of such regulated materials. Also, third parties may make claims against owners or operators of properties for personal injuries, property damage and/or for clean-up associated with releases of certain regulated materials pursuant to applicable environmental laws and common law tort theories, including strict liability.

In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of associated minor fines.

Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2015 Annual Report on Form 20-F	13

Organizational Structure

JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2015.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Aust. Holdings Pty Ltd	Australia	Ireland
James Hardie Austgroup Pty Ltd	Australia	Ireland
James Hardie Australia Management Pty Ltd	Australia	Ireland
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Finance Holdings 1 Ltd	Bermuda	Ireland
James Hardie Finance Holdings 3 Ltd	Bermuda	Ireland
James Hardie Holdings Ltd	Ireland	Ireland
James Hardie International Finance Ltd	Ireland	Ireland
James Hardie International Group Ltd	Ireland	Ireland
James Hardie International Holdings Ltd	Ireland	Ireland
James Hardie New Zealand	New Zealand	New Zealand
James Hardie NZ Holdings	New Zealand	New Zealand
James Hardie North America Inc.	United States	United States
James Hardie Philippines Inc.	Philippines	Philippines
James Hardie Technology Ltd	Bermuda	Ireland
James Hardie U.S. Investments Sierra LLC	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2015 Annual Report on Form 20-F	14

Property, Plants and Equipment

We believe we have some of the largest and lowest cost fiber cement manufacturing plants across the United States, Australia and New Zealand, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.

Manufacturing Capacity

At 31 March 2015, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
United States
Cleburne, Texas	Owned		466
Incremental capacity [2]			200
Peru, Illinois	Owned		560
Plant City, Florida	Owned		300
Incremental capacity [2]			300
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned		200
Waxahachie, Texas	Leased	[3]	360
Fontana, California	Owned		250
Blandon, Pennsylvania	Owned	[4]	200
Summerville, South Carolina	Owned	[4]	190

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
Australia
Rosehill, New South Wales	Owned	[5]	180
Carole Park, Queensland	Owned		120
New Zealand
Auckland	Leased	[6]	75
Philippines
Cabuyao City	Owned	[7]	145

Fiber Reinforced Concrete Pipes - Australia
Meeandah, Queensland	Leased	[8]

1	The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement manufacturing facility design and utilization capacities.

2	Estimated commission in fiscal year 2017.

3	The lease for our Waxahachie location expires on 31 March 2020, at which time we have an option to purchase the facility.

4	We suspended production at our Blandon, Pennsylvania and Summerville, South Carolina locations in November 2007 and November 2008, respectively. In the fourth quarter of fiscal year 2015, we began actively marketing the Blandon location for sale, and at the time of this Annual Report, we anticipate completing a sale and disposition of the property during the first half of fiscal year 2016. At the time of this Annual Report, no decision has been made on the future of the Summerville location.

5	In December 2014, we completed the purchase of the land and buildings previously leased at our Rosehill, New South Wales facility.

6	The Auckland leases expire on 22 March 2016, at which time we have an option to renew the leases for two further terms of 10 years expiring in March 2036. There is no option to purchase at the expiration of the lease.

7	The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa

James Hardie 2015 Annual Report on Form 20-F	15

8	The Meeandah lease expires on 23 March 2019, and contains options to renew for two further terms of 10 years expiring in March 2039. The current annual design capacity for the Meeandah facility is 50 thousand tons of reinforced concrete pipes per year. On 6 May 2015, we entered into a conditional sale agreement to sell our Australian concrete pipes business. At the date of this Annual Report, the sale is still subject to the satisfactory completion of various contract conditions, but is expected to close in the first half of fiscal year 2016.

Based on the design capacities of our various fiber cement manufacturing facilities, for the year ended 31 March 2015, we had an annual flat sheet design capacity of 3,230 mmsf and 520 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal 2015, actual capacity utilization across our plants was an average of 65% and 84% in the United States and Asia Pacific, respectively.

Mines

We lease silica quartz mine sites in Tacoma, Washington, Reno, Nevada and Victorville, California. The lease for our quartz mine in Tacoma, Washington expires in February 2018 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. The lease for our silica mine site in Victorville, California expires in June, 2015. Further, we own rights to an additional property in Victorville, California, however, as of 30 April 2015, we have not begun to mine this site.

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2015, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act.

Capital Expenditures

We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments, and expect to incur significant capital expenditures through fiscal year 2017 with a focus on capacity expansion projects at existing plants, the refurbishment and re-commissioning of idled production assets and the development of new locations in anticipation of a continued improvement in our operating environment. Additionally, we continuously invest in equipment maintenance and upgrades to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2015	2014	2013
USA and Europe Fiber Cement	$165.3	$72.4	$43.2
Asia Pacific Fiber Cement	94.4	40.7	10.7
R&D and Corporate	16.5	2.3	7.2
Total Capital Expenditure	$276.2	$115.4	$61.1

James Hardie 2015 Annual Report on Form 20-F	16

Significant active capital expenditures

At 31 March 2015, the following significant capital expenditure projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Capacity Increase[1]
Plant City - 4th sheet machine	$70.5	$62.0	Q4 FY14	FY17	9%
Cleburne - 3rd sheet machine	$37.0	$31.1	Q4 FY14	FY17	6%
Carole Park - Capacity expansion	$80.1	$76.9	Q1 FY14	First Half FY16	40%

1	The expected capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds.

Significant completed capital expenditure projects

Following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Carol Park land and building purchase and capacity expansion	$76.9	FY14 / FY15
Plant City sheet machine #4	$62.0	FY14 / FY15
Fontana Plant re-commisioning	$49.0	FY13 - FY15
Rosehill land and buildings	$37.5	FY15
Cleburne sheet machine #3	$31.1	FY14 / FY15
Tacoma land and buildings	$28.3	FY15

Capital Divestitures

During the three most recent fiscal years, we did not make any material capital divestitures. However, on 6 May 2015, we entered into a conditional sale agreement to sell our Australian concrete pipes business. At the date of this Annual Report, the sale is still subject to the satisfactory completion of various contract conditions, but is expected to close in the first half of fiscal year 2016. We do not consider the disposition of the pipes business a material divestiture or a strategic shift in the nature of our operations. Additionally, in the fourth quarter of fiscal year 2015, we executed a conditional sale agreement to sell our Blandon, Pennsylvania location, where production was suspended in November 2007. We expect to complete the sale of this property in the first half of fiscal year 2016.

James Hardie 2015 Annual Report on Form 20-F	17

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

James Hardie Executive Team

Our management is overseen by our executive team, whose members cover the key areas of fiber cement research and development, production, manufacturing, investor relations, finance and legal.

Members of our executive team at 30 April 2015 (in alphabetical order) are:

Joe Blasko BSFS, JD

General Counsel

Age 48

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

From 2004 to 2006, Mr Blasko was Associate General Counsel at The Scotts Miracle-Gro Company, serving as the effective “general counsel” to numerous corporate divisions within the organization. From 1997 to 2004, Mr Blasko gained considerable regulatory and litigation expertise working at Vorys, Sater, Seymour and Pease LLP in Ohio.

Mr Blasko has a Juris Doctor from Case Western Reserve University in Cleveland, Ohio, USA and a Bachelor of Science in Foreign Service from Georgetown University, USA, with a specialty in International Relations, Law and Organizations.

James Hardie 2015 Annual Report on Form 20-F	18

Mark Fisher BSc, MBA

Executive General Manager – International

Age 44

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the Company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fiber Cement business. Mr Fisher was appointed Vice President — Specialty Products in November 2004, then Vice President — Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

In January 2010, he was appointed Executive General Manager – International, responsible for the Company’s non-US businesses in Australia, New Zealand, Philippines and Europe and the Company’s windows business.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California, USA.

Sean Gadd BEng, MBA

Executive General Manager – Northern Division

Age 42

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

Mr Gadd was appointed Executive General Manager in September 2013 with full P&L responsibility for the Northern Division.

Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an Executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2015 Annual Report on Form 20-F	19

Louis Gries BSc, MBA

Chief Executive Officer

Age 61

Louis Gries joined James Hardie as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc. in December 1993. Mr Gries became Executive Vice President — Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

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

Matthew Marsh BA, MBA

Chief Financial Officer

Age 40

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

After a 16-year career at General Electric Company (“GE”), Mr Marsh brings a strong background in financial management. Before joining James Hardie,

Mr Marsh most recently served as CFO of GE Healthcare’s IT business. Prior to being named CFO of GE Healthcare IT, Mr Marsh oversaw the finance operations for GE Healthcare’s US Healthcare Systems and US Diagnostic Imaging businesses.

Prior to those appointments Mr Marsh travelled globally with the GE Internal Audit Staff gaining extensive experience in several industries including appliances, information services, distribution and supply, aviation, plastics, financial services, capital markets and health care, across more than twenty countries. Mr Marsh has graduated from GE’s Financial Management Program (FMP).

Mr Marsh has a Bachelor of Arts in Economics and Public Affairs from Syracuse University, USA and an MBA from University of Chicago’s Booth School of Business, USA.

James Hardie 2015 Annual Report on Form 20-F	20

Sean O’Sullivan BA, MBA

Vice President — Investor & Media Relations

Age 49

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

Ryan Sullivan BSc, MS, MBA

Executive General Manager – Southern Division

Age 41

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

James Hardie 2015 Annual Report on Form 20-F	21

Board of Directors

James Hardie’s directors have widespread experience, spanning general management, finance, law, marketing and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Members of the Board of Directors as at 31 March 2015 are:

Michael Hammes BS, MBA

Age 73

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

Directorships of listed companies in the past five years: Current – Director of Navistar International Corporation (since 1996); Director of DynaVox Mayer-Johnson (listed in April 2010).

Other: Resident of the United States.

Last elected: August 2014

Term expires: August 2017

James Hardie 2015 Annual Report on Form 20-F	22

Donald McGauchie AO

Age 65

Donald McGauchie joined James Hardie as an independent non-executive director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is Chairman of the Nominating and Governance Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2010) of Australian Agricultural Company Limited; Chairman (since 2010) and Director (since 2003) of Nufarm Limited; Director of GrainCorp Limited (since 2009); Former – Chairman of Telstra Corporation Limited (2004-2009).

Other: Chairman of Australian Wool Testing Authority (since 2005) and Director since 1999; Former Director of The Reserve Bank of Australia (2001-2011); resident of Australia.

Last elected: August 2013

Term expires: August 2016

Brian Anderson BS, MBA, CPA

Age 64

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

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2005) of A.M. Castle & Co.; Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999); Former Lead Director of W.W. Grainger, Inc. (2011-2014).

Other: Resident of the United States.

Last elected: August 2012

Term expires: August 2015

James Hardie 2015 Annual Report on Form 20-F	23

Russell Chenu BCom, MBA

Age 65

Russell Chenu was appointed as a non-executive director of James Hardie in August 2014. He is a member of the Remuneration Committee.

Experience: Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board at the 2005 Annual General Meeting (“AGM”), re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

Mr Chenu is an experienced corporate and finance executive who held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Directorships of listed companies in the past five years: Current – Director of Leighton Holdings Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).

Other: Resident of Australia

Last elected: August 2014

Term expires: August 2017

James Hardie 2015 Annual Report on Form 20-F	24

David D. Harrison BA, MBA, CMA

Age 68

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

Other: Resident of the United States.

Last elected: August 2013

Term expires: August 2016

Andrea Gisle Joosen MSc, BSc

Age 51

Andrea Gisle Joosen was appointed as an independent non-executive director of James Hardie in March 2015. She is a member of the Audit Committee.
Experience: Ms Gisle Joosen is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses. Her former roles include chief executive of Boxer TV Access AB in Sweden and managing director (Nordic region) of Panasonic, Chantelle AB and Twentieth Century Fox. Her early career involved several senior marketing roles with Procter & Gamble and Johnson & Johnson.

Directorships of listed companies in the past five years: Current – Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010); Former – Director of Dixons Retail plc (2012-2013).

Other: Director of Mr Green AB (since 2015); Director of Neopitch AB (since 2004) and Lighthouse Group AB (since 2015); resident of Sweden.

Last elected: Ms Gisle Joosen will be standing for election at the August 2015 AGM.

James Hardie 2015 Annual Report on Form 20-F	25

Alison Littley BA, FCIPS

Age 52

Alison Littley was appointed as an independent non-executive director of James Hardie in February 2012. She is a member of the Audit Committee and the Remuneration Committee.
Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999). She serves on the Board of Weightmans LLP, a UK law firm and TG Eakin Ltd, a medical device company.

Directorships of listed companies in the past five years: None.

Other: Resident of the United Kingdom.

Last elected: August 2012

Term expires: August 2015

James Osborne BA Hons, LLB

Age 66

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

Other: Chairman of Eason Holdings plc (since 2013); Chairman of Jellia Holdings Limited (since 2004); Chairman of ELST (since 2012); resident of Ireland.

Last elected: August 2012

Term expires: August 2015

James Hardie 2015 Annual Report on Form 20-F	26

Rudolf van der Meer M.Ch.Eng

Age 70

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

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008); Chairman of the Supervisory Board of Imtech N.V. (2005-2013).

Other: Former Chairman of the Board of Energie Beheer Nederland B.V. (2006 - 2013); Chairman of the Supervisory Board of VGZ Health Insurance (since May 2011); resident of the Netherlands.

Last elected: August 2014

Term expires: August 2017

James Hardie 2015 Annual Report on Form 20-F	27

Remuneration

We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our Australian shareholder base and primary listing on the ASX, we have voluntarily produced a remuneration report consistent with those provided by similarly situated Australian-domiciled companies for non-binding shareholder approval since 2005 and we intend to continue to do so for fiscal year 2015. The remuneration information provided in this Annual Report outlines the key remuneration and share ownership information for our Board of Directors and certain of our senior executive officers (chief executive officer, chief financial officer and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2015) (collectively, our “Senior Executive Officers”). A more extensive remuneration report, which further details our remuneration policies and practices for fiscal year 2015, will be provided separately to our shareholders in July 2015, together with the 2015 Notice of AGM and accompanying materials.

Remuneration Philosophy

Our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with US listed peer group companies exposed to the US housing market, while emphasizing operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders.

Composition of Remuneration Packages

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary and benefits and variable performance-based incentive remuneration, which is dependent upon the achievement of both short- and long-term goals.

Our policy is to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our US listed peer group companies, if stretch short and long-term target performance goals are met.

Performance goals for target variable performance-based incentive remuneration are set with the expectation that we will deliver results in the top quartile of our US listed peer group companies. Performance below this level will result in variable remuneration payments below target (and potentially zero for poor performance). Performance above this level will result in variable remuneration payments above target.

The executive remuneration framework described in this Annual Report also applies to the other members of our executive team, who work to manage our business. Our five most highly compensated Senior Executive Officers in fiscal year 2015 were:

•	Louis Gries, Chief Executive Officer
•	Matthew Marsh, Chief Financial Officer
•	Mark Fisher, Executive General Manager – International
•	Ryan Sullivan, Executive General Manager – Southern Division
•	Sean Gadd, Executive General Manager – Northern Division

James Hardie 2015 Annual Report on Form 20-F	28

Base Salaries and Other Benefits

Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year, although increases are not automatic. In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2015, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the Remuneration Table, located under the heading “Remuneration for Senior Executive Officers”.

Incentive Arrangements

In addition to the base salary and benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2015, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
Short-term (“STI”) (1 year)	Individual Performance Plan (“IP Plan”)	20% of STI Target	Cash
	Company Performance Plan (“CP Plan”)	80% of STI Target	Cash
Long-term (“LTI”) (3 - 4.5 years)	Long Term Incentive Plan 2006 (“LTIP”)	40% of LTI Target	Return on Capital Employed (“ROCE”) Restricted Stock Units (“RSUs”)
		30% of LTI Target	Relative Total Shareholder Return (“TSR”) RSUs
		30% of LTI Target	Cash (Scorecard LTI)

STI Plans

On an annual basis, the Remuneration Committee approves a STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and company goals under the IP and CP Plans, respectively. For fiscal year 2015, the STI target percentage for Mr Gries was 125% of base salary and 60% of base salary for Messrs Marsh, Fisher, Gadd and Sullivan, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan

The CP Plan, which is approved by the Remuneration Committee, is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against performance hurdles which assess volume growth relative to, and above, market and earnings. Each Senior Executive Officer can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout matrix the

James Hardie 2015 Annual Report on Form 20-F	29

Senior Executive Officer is tied to. All Senior Executive Officers are tied to either the US payout matrix or a composite multiple derived from the payout matrices for the US and Asia Pacific businesses. We use two performance hurdles in the payout matrices to ensure that as management increases its top line market growth focus, it does not do so at the expense of short- to medium-term earnings. Management is encouraged to balance market growth and earnings returns since achievement of strong rewards requires management to generate both strong earnings and growth relative to and above market. Higher returns on one measure at the expense of the other measure may result in a lower reward or no reward at all.

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with personal growth and development goals, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives that have benefited us and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan based on achievement of individual performance goals.

For fiscal year 2015, the amount to be paid to each of our Senior Executive Officers under the STI Plan is provided in the Bonus column of the Remuneration Table, located under the heading “Remuneration for Senior Executive Officers”.

LTI Plans

Each year, the Remuneration Committee approves a LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSU’s are used as they are considered an indicator of high capital efficiency required over time;
•	TSR RSU’s are used as they are considered an indicator of our performance relative to our US peer companies; and
•	Scorecard LTI is considered an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

Awards issued under the LTI Plans are issued pursuant to the terms of our Long-Term Incentive Plan 2006 (the “LTIP”). During fiscal year 2015, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE	TSR RSUs	Scorecard
L Gries	232,980	260,346	262,103
M Marsh	33,283	38,787	37,443
M Fisher	33,283	38,787	37,443
R Sullivan	33,283	38,787	37,443
S Gadd	33,283	38,787	37,443

James Hardie 2015 Annual Report on Form 20-F	30

Vesting criteria for each type of LTI award are as follows:

•	ROCE RSUs awarded in fiscal year 2015 may vest on 16 September 2017 based on the achievement of certain ROCE hurdles for fiscal years 2015-2017 (the “Performance Period”) and any negative discretion applied by the Remuneration Committee. Specifically, if our three year average ROCE for fiscal years 2015-2017 is: (i) less than 22%, then no ROCE RSUs will vest; (ii) is equal to or greater than 22% but less than 24.5%, then 25% of the ROCE RSUs will vest; (iii) is equal to or greater than 24.5% but less than 27.0%, then 50% of the ROCE RSUs will vest; (iv) is equal to or greater than 27.0% but less than 28.5%, then 75% of the ROCE RSUs will vest; and (v) is equal to or greater than 28.5%, then 100% of the RSUs will vest. The Remuneration Committee can exercise negative discretion to reduce the number of shares received following vesting of the ROCE RSUs based on its assessment of the quality of returns balanced against management’s delivery of market share growth and performance against the final Scorecard for fiscal years 2015-2017. Following the end of the Performance Period, vested ROCE RSUs will be settled in CUFS (as defined herein) on a 1-for-1 basis.

•	TSR RSUs awarded in fiscal year 2015 may vest if the TSR of our shares exceeds a specified percentage of our US peer group over the performance period. The peer group for measuring TSR consists of the same 24 peer companies exposed to the US housing market which we use for compensation benchmarking purposes. Our TSR performance is measured against the peer group over a 36 to 54 month period from the grant date, with testing after the 36th month, 48th month and at the end of the 54th month period. To eliminate the impact of short-term price changes, the starting point and each test date are measured using an average 20 trading-day closing price. TSR RSUs will vest based on the following schedule: (i) if the TSR of our shares is below the 40th percentile of the peer group, then no TSR RSUs will vest, (ii) if the TSR of our shares is equal to the 40th percentile of the peer group, then 25% of the TSR RSUs will vest; (iii) if the TSR of our shares is equal to the 60th percentile of the peer group, then 60% of the TSR RSUs will vest; and (iv) if the TSR of our shares is equal or greater than the 80th percentile of the peer group, then 100% of the TSR RSUs will vest. The vesting percentage between points is on a straight-line interpolated basis. For all Senior Executive Officers, all vested TSR RSUs will be settled in CUFS on a 1-for-1 basis. In addition, during fiscal year 2015, Mr. Gries was granted a cash-settled award (equivalent to 11,164 units). This cash-settled award may vest based on the same vesting criteria as his TSR RSU grant and may only vest in the event that his TSR RSU grant vests in full. Upon vesting, the award will be settled in cash based on the number of units vested and the fair market value of our CUFS as of the relevant vesting date.

•

Scorecard LTI cash-settled awards granted in fiscal year 2015 may vest on 16 September 2017 based on our achievement of certain specified strategic goals and objectives and each Senior Executive Officer’s contribution to the achievement of such objectives during the Performance Period. In fiscal year 2015, the Remuneration Committee approved a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into the fiscal year 2015 grant. At the end of the Performance Period, the Remuneration Committee will assess our Senior Executive Officers’ collective performance and each Senior Executive Officer’s individual contribution to that performance. Senior Executive Officers may receive different

James Hardie 2015 Annual Report on Form 20-F	31

ratings depending on the contribution they have made during the Performance Period. No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The amount received by each Senior Executive Officer is based on both our share price performance over the Performance Period and that Senior Executive Officer’s Scorecard rating. Depending on the collective performance related to the specified objectives and the Senior Executive Officer’s rating (between 0 and 100), between 0% and 100% of the Senior Executive Officer’s Scorecard LTI awards may vest at the end of the Performance Period. Following the Performance Period, Scorecard LTI are settled in cash based the number of Units vested and the 20 trading-day average closing price of our CUFS at the end of the Performance Period.

Employment and Severance Arrangements

Other than the employment agreements for Messrs Gries and Fisher and the severance arrangement with Mr Marsh discussed below, we do not maintain employment or severance arrangements with members of our executive team and all executive team members are at-will employees and may be terminated at any time and for any reason. Other than for Messrs Gries, Marsh and Fisher, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Louis Gries

Below is a summary of the key terms of Mr Gries’ current employment agreement:

•	Executive Employment Agreement renewed effective as of 14 October 2010 providing for service as Chief Executive Officer.
•	Mr Gries is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.
•	Base salary at an initial annual rate of US$950,000, subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board of Directors.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) retirement; (iv) termination by the Company without cause or by Mr Gries with good reason; or (v) termination by Mr Gries without good reason.
•

In the event that Mr Gries’ employment is terminated by the Company for any reason other than for cause, or if Mr Gries voluntarily terminates his employment for good reason, the Company shall pay to Mr Gries, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination: (i) an amount equal to 150% of his then current base salary; (ii) an amount equal to 150% of his average annual STI bonus actually paid, calculated based on the three full fiscal years immediately preceding the year of termination; (iii) his prorated bonus; (iv) no pro rata forfeiture of his

James Hardie 2015 Annual Report on Form 20-F	32

unvested RSUs/Scorecard LTI grants – these will vest in accordance with the terms and timing of the specific grants; and (v) continuation of health and medical benefits at the Company’s expense for the duration of the consultation agreement referenced below, provided that Mr Gries signs the Company’s release of claims without revocation and has been and continues to remain in compliance with his confidentiality and noncompetition obligations as set forth in this agreement.

•	In the event of Mr Gries’ retirement after the age of 65, or prior to age 65 with the approval of the Board, his then unvested RSUs and awards will not be forfeited and will be held through the applicable testing periods.
•	In the event that Mr Gries’ employment is terminated for any reason other than by the Company for cause or due to his death, in addition to any severance payment he may be entitled to as set forth above, the Company and Mr Gries each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Gries adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Gries will receive his annual target STI bonus and annual base salary in exchange for his consulting services and non-compete.

Employment Agreement with Mark Fisher

Below is a summary of the key terms of Mr Fisher’s current employment agreement:

•	Executive Employment Agreement effective as of 31 March 2006.
•	Mr Fisher is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•	Base salary subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, as established by the Company’s Board of Directors.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) termination by the Company without cause or by Mr Fisher with good reason; or (iv) termination by Mr Fisher without good reason.
•	In the event that Mr Fisher employment is terminated by the Company for any reason other than for cause or due to his death or if Mr Fisher voluntarily terminates his employment for good reason, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination, the Company and Mr Fisher each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Fisher adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Fisher will receive his annual base salary as of the termination date for each year in exchange for his consulting services and non-compete.

Severance Arrangement with Matt Marsh

In connection with his retention as Chief Financial Officer, in June 2013, we agreed that in the event the Company terminates Mr Marsh during his first two years of employment (24 June 2013

James Hardie 2015 Annual Report on Form 20-F	33

through 24 June 2015) for any reason other than for cause, or if Mr Marsh terminates his employment for good reason, the Company agreed to pay Mr Marsh his then annual base salary and annual target STI bonus, provided that he signs and complies with (i) a resignation letter resigning from all office and director positions held at the time, and (ii) a general release of claims following the effective date of termination.

Retirement Plan

In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$17,500 in calendar year 2014 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$260,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

Remuneration for Senior Executive Officers

Details of remuneration for our Senior Executive Officers in fiscal years 2015 and 2014 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay	Bonuses[2]	Other Benefits[3]	401(k)	Ongoing Vesting[4]	Mark-to Market[5]	Other Non- recurring
L Gries[1]
Fiscal Year 2015	950,000	3,206,250	156,059	15,440	8,319,665	(908,777)	-	11,738,637
Fiscal Year 2014	951,743	2,835,750	112,564	15,228	6,272,763	1,461,408	-	11,649,456

M Marsh[6]
Fiscal Year 2015	493,846	810,000	47,903	15,877	619,567	(48,658)	-	1,938,535
Fiscal Year 2014	350,769	687,744	30,564	19,938	196,070	24,004	288,666	1,597,755

M Fisher
Fiscal Year 2015	486,923	779,100	39,887	15,738	835,874	(106,421)	-	2,051,101
Fiscal Year 2014	473,061	673,344	43,505	15,612	712,419	158,794	-	2,076,735

R Sullivan
Fiscal Year 2015	392,308	680,400	54,687	16,846	475,721	(50,189)	-	1,569,773
Fiscal Year 2014	311,539	529,848	81,054	15,508	209,217	66,392	-	1,213,558

S Gadd
Fiscal Year 2015	362,308	608,400	39,475	16,846	456,513	(50,632)	-	1,432,910
Fiscal Year 2014	281,538	463,680	36,753	16,131	220,293	47,816	-	1,066,211
TOTAL
Fiscal Year 2015	2,685,385	6,084,150	338,011	80,747	10,707,340	(1,164,677)	-	18,730,956
Fiscal Year 2014	2,368,650	5,190,366	304,440	82,417	7,610,762	1,758,414	288,666	17,603,715

James Hardie 2015 Annual Report on Form 20-F	34

1	L Gries base pay includes US$161,449 and US$155,818 in fiscal years 2015 and 2014, respectively, which is allocated for tax purposes to his services on the JHI plc Board.

2	For further details on bonuses paid in fiscal years 2015 and 2014, see “Incentive Arrangements”. Fiscal year 2015 reflects actual bonuses to be paid in June 2015.

3	Includes the aggregate amount of all other benefits received by the Senior Executive Officer in the year indicated. Examples of benefits that may be received by Senior Executive Officers include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services.

4	Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs, ROCE RSUs and Hybrid RSUs. As part of the fiscal year 2012 LTI plan, the Company granted RSUs to senior executives on the basis of management’s attainment of certain EBIT goals in fiscal year 2012 (“Hybrid RSUs”). During June 2014, these Hybrid RSUs vested. Relative TSR RSUs are valued using a Monte Carlo simulation method. Hybrid RSUs, ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. For Hybrid RSUs, ROCE RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2015 and 2014 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

5	The amount included in this column is the equity award expense in relation to Hybrid RSUs, ROCE RSUs and Scorecard LTI resulting solely from changes in the US dollar share price during fiscal years 2015 and 2014. During fiscal year 2015, there was a 11.8% depreciation in our share price from US$13.21 to US$11.65, as a result of changes in the AUD/USD exchange rate. During fiscal year 2014, there was a 29.5% appreciation in our share price from US$10.20 to US$13.21.

6	Commenced employment 24 June 2013. Upon hire and reflected in his fiscal 2014 compensation, Mr Marsh received cash in the amount of US$288,666 which is included in the “Other” compensation column as well as a one-time grant of time-vested RSUs as compensation for foregone compensation and benefits at his prior employer. These RSUs were granted 16 September 2013 and are scheduled to cliff vest on the third anniversary of the grant date. The equity award expense for these time-vested RSUs is included in the “Ongoing Vesting” column.

Remuneration for the Board of Directors

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fee pool approved by shareholders from time to time. Shareholders at the 2014 AGM approved the current maximum aggregate base and committee fee pool of US$2.3 million per annum. No additional Board fees are paid to executive Board directors.

Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman, as well as for attendance at ad-hoc Board sub-committee meetings.

During fiscal year 2015, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities and workload requirements. In addition, an allowance is considered for the reduction in net of tax remuneration for US domiciled directors as a result of the Company’s re-domicile from the Netherlands to Ireland. The Remuneration Committee recommended an increase in non-executive director fees for calendar year 2015 and fee increases are effective from the start of the calendar year. The annual fee adjustments when calculated on a fiscal year basis include a 1.9% increase in base

James Hardie 2015 Annual Report on Form 20-F	35

fees, and a tax equalization adjustment allowance for the US domiciled chairman, audit committee chair and remuneration committee chair of 6.7%, collectively.

Position	Fiscal Year 2015 (US$)	Fiscal Year 2016 (US$)
Chairman	459,754	485,837
Deputy Chairman	217,335	221,385
Board member	161,449	164,457
Audit Committee Chair	73,750	85,000
Remuneration Committee Chair	73,750	85,000
N&GC Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance [1]	3,000	3,000

1	Fee is payable in respect of each ad-hoc Board sub-committee attended.

As the focus of the Board is on maintaining the long-term direction and well-being of the Company, there is no direct link between non-executive directors’ remuneration and the short-term results of the Company.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2015 and 2014

The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2015 and 2014:

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2015	468,754	-	15,715	484,469
Fiscal Year 2014	394,779	122,958	24,761	542,498

D McGauchie
Fiscal Year 2015	237,335	-	23,444	260,779
Fiscal Year 2014	222,255	-	18,711	240,966

B Anderson
Fiscal Year 2015	238,199	-	-	238,199
Fiscal Year 2014	195,818	79,770	-	275,588

D Harrison
Fiscal Year 2015	235,199	-	11,991	247,190
Fiscal Year 2014	188,318	81,821	-	270,139

A Littley
Fiscal Year 2015	167,449	-	-	167,449
Fiscal Year 2014	155,818	-	547	156,365

James Hardie 2015 Annual Report on Form 20-F	36

Total Remuneration for Non-Executive Directors (continued)

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
J Osborne
Fiscal Year 2015	170,449	-	-	170,449
Fiscal Year 2014	155,818	-	-	155,818

R Van Der Meer
Fiscal Year 2015	161,449	-	-	161,449
Fiscal Year 2014	155,818	-	-	155,818

R Chenu[4]
Fiscal Year 2015	101,717	-	22,879	124,596
Fiscal Year 2014	N/A	N/A	N/A	N/A

A Gisle Joosen[5]
Fiscal Year 2015	5,363	-	-	5,363
Fiscal Year 2014	N/A	N/A	N/A	N/A
Total Compensation for Non-Executive Directors
Fiscal Year 2015	1,785,914	-	74,029	1,859,943
Fiscal Year 2014	1,468,624	284,549	44,019	1,797,192

1	Amount includes base, Chairman, Deputy Chairman, Committee Chairman fees, as well as fees for attendance at ad hoc Board sub-committee meetings.

2	Amount relates to a one-off payment to partially compensate non-executive directors who have received a reduction in net compensation following the Company’s re-domicile from the Netherlands to Ireland. The impact of the re-domicile meant that US based non-executive directors incurred an increased income tax burden since the Irish tax rate is significantly higher than the US tax rate. The Board deferred consideration of a ‘tax equalization measure’ for the affected non-executive directors until (i) it fully understood the tax implications for the affected directors, and (ii) there was a clear improvement in the US housing market and business results began to improve.

3	Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company. In addition to these costs, travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland which are paid or reimbursed by the Company have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes. The aggregate cost to the Company, including income taxes, for these costs in fiscal year 2015 was US$447,355.

4	Elected to the Board on 15 August 2014. In addition to the compensation set forth above, Mr Chenu continues to receive certain financial planning and tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

5	Appointed to the Board on 20 March 2015.

James Hardie 2015 Annual Report on Form 20-F	37

Share Ownership and Stock Based Compensation Arrangements

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX through the use of the Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd (“CDN”). As of 30 April 2015 and 30 April 2014, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2015	CUFS at 30 April 2014	RSUs at 30 April 2015	RSUs at 30 April 2014
L Gries	522,278	471,501	2,161,187	2,185,634
M Marsh	-	-	193,029	120,959
M Fisher	149,689	204,464	260,785	255,295
R Sullivan	7,427	-	144,338	83,352
S Gadd	26,049	26,049	146,957	84,964

As of 30 April 2015 and 30 April 2014, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

	CUFS at 30 April 2015	CUFS at 30 April 2014
M Hammes [1]	40,462	38,444
D McGauchie [2]	20,372	20,372
B Anderson [3]	16,995	15,195
R Chenu [4]	156,306	-
A Gisle Joosen [5]	-	-
D Harrison [6]	17,184	14,934
A Littley	-	-
J Osborne [7]	11,951	2,551
R Van Der Meer	17,290	17,290

1	31,462 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	6,000 CUFS held for the McGauchie Superannuation Fund for which Mr McGauchie is a trustee and beneficiary.

3	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 8,970 CUFS held as ADSs in the name of Mr and Mrs Anderson.

James Hardie 2015 Annual Report on Form 20-F	38

4	Elected to the Board on 15 August 2014. In addition, Mr Chenu holds 91,767 RSUs as of 30 April 2015, over which he has no voting or investment control. These RSUs were previously granted to Mr Chenu during the term of his prior service as an executive officer of the Company. The vesting of these RSUs remains subject to the achievement of applicable performance criteria, as set forth under the terms of the applicable award agreement.

5	Joined the Board on 20 March 2015.

6	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 13,800 CUFS held in the name of Mr and Mrs Harrison.

7	2,551 CUFS held in the name of Mr Osborne and 9,400 CUFS held in the name of Aurum Nominees Limited and held on behalf of Mr Osborne as beneficial owner.

Based on 445,680,673 shares of common stock outstanding at 30 April 2015 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2015 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2015, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

Stock-Based Compensation Arrangements

At 31 March 2015, we had the following equity award plans:

•	the LTIP; and
•	the 2001 Equity Incentive Plan (the “2001 Plan”).

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Additionally, the Company has on occasion issued a small number of other performance-based cash-settled awards. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010 and 2012.

The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. For RSUs, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Board, or (4) a similar transaction occurs which the Board determines to be a control event. On a change of control, the Board can determine that all or some RSUs have vested on any conditions it determines, any remaining RSUs lapse.

RSUs - From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. RSUs issued under the LTIP are unfunded and unsecured contractual entitlements and generally provide for settlement in CUFS, subject to performance vesting hurdles prior to vesting.

James Hardie 2015 Annual Report on Form 20-F	39

As of 31 March 2015, there were 3,350,131 RSUs outstanding under the LTIP, divided as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 30 April 2015	Outstanding as of 30 April 2015
TSR	September 2010	951,194	640,931	183,360
TSR	September 2011	954,705	275,682	559,726
TSR	September 2012	432,654	-	397,688
ROCE	September 2012	450,336	-	413,940
TSR	September 2013	489,888	-	480,345
ROCE	September 2013	461,019	-	452,039
TSR	September 2014	459,317	-	459,317
ROCE	September 2014	403,716	-	403,716
Total Outstanding				3,350,131

Scorecard LTI - From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The Scorecard LTI is used by the Remuneration Committee to set strategic objectives which change from year to year, and for which performance can only be assessed over a period of time. The vesting of Scorecard LTI units is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2012 to be based on a 20 trading-day closing average price).

As of 31 March 2015, there were 1,428,405 Scorecard LTI units outstanding under the LTIP, divided as follows:

Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 30 April 2015	Outstanding as of 30 April 2015
Scorecard	September 2012	506,627	-	465,682
Scorecard	September 2013	518,647	-	508,544
Scorecard	September 2014	454,179	-	454,179
Total Outstanding				1,428,405

For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements.

2001 Plan

The 2001 Plan is intended to promote the Company’s long-term financial interests by encouraging management below the senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards,

James Hardie 2015 Annual Report on Form 20-F	40

restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 CUFS were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. All of the outstanding options and RSUs granted under the 2001 Plan vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date, with the exception of the 16 September 2013 grant to the CFO which cliff vests on the third anniversary of the grant date.

The 2001 Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee, including cashless exercises.

The exercise price for all options is the market value of the shares on the date of grant. The Company may not reduce the exercise price of such an option or exchange such an option or stock appreciation right for cash, or other awards or a new option at a reduced exercise price without shareholder approval or as permitted under specific restructuring events.

No unexercised options or unvested RSUs issued under the 2001 Plan are entitled to dividends or dividend equivalent rights.

Although the 2001 Plan permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits; however, no such awards are currently outstanding.

The 2001 Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are currently members of our Board cease to constitute at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalization or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.

James Hardie 2015 Annual Report on Form 20-F	41

Options—Until fiscal year 2008, the Company issued options to purchase CUFS issued under the 2001 Plan. As of 31 March 2015, there were 511,780 options outstanding under the 2001 Plan, divided as follows:

Options
Grant Date	Granted	Outstanding as of 30 April 2015
December 2005	5,224,100	185,000
November 2006	3,499,490	223,700
December 2007	5,031,310	103,080
Total Outstanding		511,780

RSUs—Since fiscal year 2009, the Company has issued restricted stock units under the 2001 plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into CUFS. We granted 329,192, 315,749 and 265,988 restricted stock units under the 2001 Plan in the years ended 31 March 2015, 2014 and 2013, respectively. As of 31 March 2015, there were 657,870 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 30 April 2015	Outstanding as of 30 April 2015
December 2012	265,988	117,317	102,022
September 2013	56,128	-	56,128
December 2013	259,621	59,658	171,664
December 2014	329,192	-	328,056
Total Outstanding			657,870

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2015 Annual Report on Form 20-F	42

CORPORATE GOVERNANCE REPORT

Corporate Governance Statement

The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies and other stakeholders. The Board of Directors follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long-term term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.

During fiscal year 2015, the Board evaluated the Company’s corporate governance framework and practices and approved this Corporate Governance Statement. This Corporate Governance Statement is current as at 20 May 2015.

Overall Approach to Corporate Governance

The Company operates under the regulatory requirements of numerous jurisdictions, including, those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (2nd Edition with 2010 Amendments) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).

ASX Principles

Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2015 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.

Additionally, in March 2014, the ASX Corporate Governance Council released the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) (the “ASX Principles Third Edition”), which applies to listed companies in respect of their first full financial year commencing on or after 1 July 2014. The Board has completed an evaluation of its current corporate governance framework in light of the ASX Principles Third Edition, and has made the necessary changes to the Company’s framework and practices to facilitate compliance with the ASX Principles Third Edition in fiscal year 2016.

NYSE Standards

As a foreign private issuer with ADS listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that the Company’s corporate governance

James Hardie 2015 Annual Report on Form 20-F	43

framework and practices were consistent with the NYSE Standards during fiscal year 2015, except as otherwise noted below:

•	Generally, in the United States an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the committee charters reflect Australian and Irish practices, in that such committees have a majority of independent directors, unless a higher number is mandatory.

Availability of Key Governance Documents

This Statement, as well as our Articles of Association, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) or by requesting a copy from the company secretary at the Company’s corporate headquarters at the Corporate Address.

Discussion of Corporate Governance Framework and Practices

The following discussion of the Company’s corporate governance framework and practices incorporates the disclosures required by the ASX Principles, and generally follows the order of the ASX Principles.

Principle 1: Lay Solid Foundations for Management and Oversight

The Role of the Board and Management

The principal role of the Board is to promote and protect shareholder value by providing strategic guidance to management and overseeing management’s implementation of the Company’s strategic goals and objectives. On an annual basis, the Board reviews the Company’s strategic priorities with management, including the Company’s business plan, and leads discussions on execution strategy, including budgetary considerations, to ensure that the Company has the appropriate resources to deliver the agreed strategy. The Board also monitors management, operational and financial performance against the Company’s goals on an ongoing basis through the year. To enable it to do this, the Board receives operational and financial updates at every scheduled Board meeting.

Given the size of the Company, it is not possible or appropriate, however, for the Board to be involved in managing the Company’s day-to-day activities. However, the Board is accountable to shareholders by whom they are elected for delivering long-term shareholder value. To achieve this, the Board ensures that the Company has in place a framework of controls, which enables management to appraise and manage risk effectively with oversight from the Board, through clear and robust procedures and delegated authorities.

James Hardie 2015 Annual Report on Form 20-F	44

In accordance with the provisions of the Articles of Association, committee charters and other applicable corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;
•	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;
•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;
•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
•	approving the dividend policy and interim dividends and when appropriate making recommendations to shareholders regarding the annual dividend;
•	reviewing the authority levels of the CEO and management;
•	approving the remuneration framework for the Company;
•	overseeing corporate governance matters for the Company;
•	approving corporate-level Company policies;
•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and
•	any other matter which the Board considers appropriate to be approved by the Board.

In discharging its duties, the Board aims to take into account, within the context of the industry in which the Company operates, the interests of the Company (including the interests of its employees), shareholders, and other stakeholders, and where possible, aligns its activities with current best practices in the jurisdictions in which the Company operates.

The full list of those matters reserved to the Board is formalized in our Board Reserved Powers Charter. This charter together with the policies and Board committee charters referred to in this Corporate Governance Statement, were reviewed by the Board during fiscal year 2015 and are available in the Corporate Governance section of our investor relations website (www.ir.jameshardie.com.au).

Board Committees

In order to ensure that the Board properly discharges its responsibilities and fulfils its oversight role, the Board has established the following standing committees: (i) Audit Committee; (ii) Remuneration Committee and (iii) Nominating and Governance Committee. Additionally, from time to time, the Board may establish ad hoc committees to address particular matters. Each standing committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its responsibilities. Each committee Chairman reports to the Board at each Board meeting on their activities.

James Hardie 2015 Annual Report on Form 20-F	45

Each of the standing committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing committee charters is available on the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).

Board and Committee Meetings

The Board and each of its standing committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and its committees. Board and committee meetings are generally held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.

Prior to each scheduled Board or committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfil their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and its committees. All directors receive access to all committee materials and may attend any committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each committee Chairman, at each scheduled Board meeting.

In discharging their duties, directors are provided with direct access to executive management and outside advisors and auditors.

The Board has regular discussions with the CEO regarding the Company’s strategy and performance, during which Board members formally review the Company’s progress. During the year, the Board and each committee develop and review an annual work plan created from the standing committee charters so that responsibilities of each committee are addressed at appropriate times throughout the year.

James Hardie 2015 Annual Report on Form 20-F	46

The following table provides the composition of each standing committee during fiscal year 2015, as well as sets out the number of board and committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	5	5	●	5	5	●	6	6	●	5	5
D McGauchie	5	5							C	5	4
B Anderson	5	4	C	5	4	●	6	5
R Chenu	2	2				●	2	2
D Harrison	5	5	●	5	5	C	6	6
A Gisle Joosen	-	-	●	-	-
A Littley	5	5	●	5	5	●	2	2
J Osborne	5	5							●	5	5
R Van Der Meer	5	5							●	5	5

●	Committee member
C	Committee chair
H	Number of meetings held during the time the director held office or was a member of the committee during the fiscal year.
A	Number of meetings attended during the time the director held office or was a member of the committee during the fiscal year. Non-committee members may also attend committee meetings from time to time; these attendances are not shown.

Management Performance Evaluation

On an annual basis, the Remuneration Committee and subsequently the Board reviews the performance of the CEO. The CEO reviews the performance of his direct reports (comprising the CFO, General Counsel, Executive General Managers for US North, US South and International, Senior Director of Human Resources and Organizational Development, and the Vice President of Investor and Media Relations) against performance measures approved by the Remuneration Committee and the Board annually and reports to the Board through the Remuneration Committee on the outcome of those reviews. The Board reviews the performance of the CEO’s direct reports annually. Performance evaluations for fiscal year 2015 were conducted in accordance with the process outlined above. Further details on the assessment criteria for the CEO and our other Senior Executive Officers are set out in “Section 1 – Remuneration” of this Annual Report.

Principle 2: Structure the Board to Add Value

Composition of the Board

The Board currently comprises nine non-executive directors and one executive director (being the CEO). In accordance with the Articles of Association, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

James Hardie 2015 Annual Report on Form 20-F	47

Directors may be elected by our shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit him or herself for re-election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by our shareholders at a general meeting. In accordance with the Articles of Association, no director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third AGM following his or her appointment, whichever is longer, without submitting him or herself for re-election.

The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating and Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, competencies and experience, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant where appropriate, and a number of directors meet with those candidates before the Board selects the most suitable candidate, based on a recommendation from the Nominating and Governance Committee.

During fiscal year 2015, there were two non-executive director appointments to the Board. Mr Russell Chenu was appointed as a non-executive director by shareholders at the 2014 AGM on 15 August 2014 and Ms Andrea Gisle Joosen was appointed as an independent non-executive director by the Board on 20 March 2015. Ms Gisle Joosen will stand for election by shareholders as an independent non-executive director at the 2015 AGM.

Director Independence

In accordance with the ASX Principles and the NYSE Standards, the Company requires that a majority of directors on the Board and committees, as well as the Chairman of the Board and each committee, be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body.

All directors are expected to bring their independent views and judgment to the Board and committees and must declare any potential or actual conflicts of interest. For a director to be considered independent, the Board must determine the director does not have any direct or indirect business or other relationship that could materially interfere with such director’s exercise of independent judgment. In assessing the independence of each director, the Board considers the standards for determining director independence set forth in the ASX Principles and the NYSE Standards and evaluates all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.

James Hardie 2015 Annual Report on Form 20-F	48

During fiscal year 2015, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director and determined that, with the exception of Russell Chenu, each non-executive director of the Company is independent. Mr Chenu is not considered independent, based upon the nature of his previous employment as Chief Financial Officer of the Company. This determination was made prior to his nomination for appointment as a director and again during the annual review of director independence.

Prior to determining the independence of Brian Anderson, the Board considered his role as a director of PulteGroup, a home builder in the United States. PulteGroup does not buy any of the Company’s products directly from the Company, although it does buy the Company’s products through some of the Company’s customers. PulteGroup receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders.

These transactions are conducted on an arm’s length basis, are similar to the transactions the Company has entered into with other similarly situated home builders, are in accordance with the Company’s normal terms and conditions and are not material to PulteGroup or to the Company. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson has any influence over these transactions.

Director Qualifications

The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board. The core characteristics desired include, a breadth and depth of executive experience, independent thinking, an ability to exercise independent judgment and strong interpersonal and communication skills. The skills, experience and expertise areas which the Board currently considers to be particularly relevant include those in international business, manufacturing, marketing and finance. Information regarding Board diversity can be found in “Workplace Diversity” below.

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2015, as part of the review, the Nominating and Governance Committee noted that Mr Anderson serves on a total of four public company audit committees (including the Company’s). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as chairman of the Company’s Audit Committee.

Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2015 Annual Report on Form 20-F	49

Nominating and Governance Committee

The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;
•	overseeing the evaluation of the Board and senior management;
•	assessing the independence of each director;
•	reviewing the conduct of the AGM; and
•	performing a leadership role in shaping the Company’s corporate governance policies.

A more complete description of these and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The current members of the Nominating and Governance Committee are Donald McGauchie (Chairman), Michael Hammes, James Osborne and Rudolf van der Meer, all of whom are independent non-executive directors.

Succession Planning

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.

Board Performance Evaluation

The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2015, a purpose-designed survey was used by directors to self-assess the operation of the Board and each committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

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

Retirement and Tenure Policy

The Company does not have a retirement and tenure policy. The length of tenure of individual directors is one of many factors considered by the Board when assessing the independence, performance and contribution of a director, in succession planning, and as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.

James Hardie 2015 Annual Report on Form 20-F	50

Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2015.

Induction and Continuing Development

The Company has an induction program for new directors. This program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts.

Letter of Appointment

Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. We do not provide any benefits to our non-executive directors upon termination of appointment.

Board Leadership Structure

In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chairman. In his role as Chairman, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and committee meetings. In his role as Chairman, Mr Hammes:

•	provides leadership to the Board;
•	chairs Board and shareholder meetings;
•	facilitates Board discussion;
•	monitors, evaluates and assesses the performance of the Board and committees; and
•	is a member of and attends meetings of all committees.

The Board has appointed Donald McGauchie as Deputy Chairman to assist Mr Hammes in his role as Chairman and fulfill the obligations of Chairman in his absence.

Remuneration

For a detailed discussion of the Company’s remuneration policies for directors and executives, see “Section 1 – Remuneration” of this Annual Report.

James Hardie 2015 Annual Report on Form 20-F	51

Board Accumulation Policy

Non-executive directors are expected to accumulate a minimum of 1.5 times (and 2 times for the Chairman) their total base remuneration (excluding Board Committee fees) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors’ progress against this policy on a periodic basis.

Independent Advice and Access to Information

In addition to their access to senior management, the Board, its committees and individual directors, may all seek independent professional advice at the Company’s expense for the proper performance of their duties. The company secretary is responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All directors have access to the company secretary for advice and services. The Board appoints and removes the company secretary.

Indemnification

The Company’s Articles of Association provide for indemnification of any person who is (or who was) a director, the company secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts.

The Company and certain of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to directors and executives who are directors or officers of the Company or its subsidiaries.

Principle 3: Promote Ethical and Responsible Decision-Making

Global Code of Business Conduct and Ethics

The Company seeks to maintain high standards of integrity and is committed to ensuring that the Company conducts its business in accordance with high standards of ethical behavior. The Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which we operate. The Company has adopted a Global Code of Business Conduct and Ethics (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2015.

James Hardie 2015 Annual Report on Form 20-F	52

Complaints/Ethics Hotline

The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated telephonically (except in France) by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.

All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the General Counsel, US Employment Counsel and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chairman of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman, Deputy Chairman, directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the company secretary at the Company’s corporate headquarters at the Corporate Address or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

Insider Trading

All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board; provided that such persons are not in possession of material, non-public information. The Insider Trading Policy also contains preclearance requirements for certain designated senior employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.

The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.

A copy of the Insider Trading Policy, is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Workplace Diversity

The Company recognizes the value of having a workforce that reflects the diverse communities and marketplaces in which we operate and serve. The Company believes that a skilled and

James Hardie 2015 Annual Report on Form 20-F	53

diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes, life experiences along with the unique strengths of each employee, contributes collectively to the business performance at the Company.

The Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports certain of our core organizational values, including Operating with Respect and Building Organizational Advantage. The policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, is responsible for approving and monitoring the Company’s diversity policy and measurable objectives in the context of the organization’s unique circumstances and industry. The Board assesses the policy and objectives annually and the organization’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy as deemed necessary.

Details of diversity composition across various levels of the organization as at the end of fiscal year 2015 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	22% (2 of 9)	33% (3 of 9)
US BUSINESS [2]
Senior leadership positons[3]	10% (12 of 119)	26% (31 of 119)
All management positions	13% (41 of 306)	27% (84 of 306)
Total workforce	11% (236 of 2,188)	35% (757 of 2,188)
NON-US BUSINESSES [4]
Senior leadership positions	6% (2 of 34)
All management positions	11% (12 of 111)
Total workforce	14% (141 of 1,017)

1	Includes gender and race diversity characteristics for Board.
2	Includes gender, race and national origin diversity characteristics for US Business.
3	Individuals at senior manager and director level and above who participate in James Hardie’s Company and Individual Performance (CIP) Plan.
4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US Businesses.

James Hardie 2015 Annual Report on Form 20-F	54

The Board has a goal to achieve (i) diversity characteristics in excess of 30%, and (ii) women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2015, the actions in place or undertaken to achieve these objectives, and the progress made against these objectives during fiscal year 2015.

Objectives	Fiscal year 2014 actions in place and progress	Fiscal year 2015 year to date progress
To promote a culture of diversity (which includes gender, skills, experience, and cultural background)

 •  All employees receive training on the Company’s anti-discrimination and harassment and Code of Business Conduct and Ethics policies as part of the employee on-boarding program and on an annual basis.

 •  In calendar year 2014, the Board and the Nomination & Governance Committee evaluated and approved the Company’s diversity measures.

• All U.S. employees were registered for new anti-discrimination and harassment training in early December 2014 and 99% had completed the training as of early February 2015. All global employees were registered for Code of Conduct and Business Ethics training in fiscal year 2015 and 84% had completed the training as of February 2015.

To ensure that recruitment and selection processes are based on merit

 •  Structured interview evaluation process is in place for sales applicants and designed to mitigate bias in hiring decisions.

 •  MBA Leadership Program recruiting, targeted to bring future general management talent into the organisation, has resulted in 9 hires since its inception in 2011, with 33% female and 33% non- Caucasian hires.

• As of June 2015, the structured interview evaluation process used in sales will be expanded for salaried manufacturing and corporate applicants.
• MBA Leadership Program recruiting (for June 2015) is in process and is expected to result in additional candidates with diversity characteristics.
To provide talent management and development opportunities which provide equal opportunities for all current employees

 •  Every employee has an individual
development plan as part of the annual review process.

 •  Openings under the Director-level are posted on-line and communicated internally. All current employees who meet the qualifications are invited to participate in the internal interviewing process.
 •  Since January 2014, 18% of internal US applicants were females and 17% (1/6) were offered the role. 9% of all applicants for US internal positions were non- Caucasian (4/45); 17% were offered the role (1/6).
 •  In fiscal year 2014, a high potential talent identification process was piloted. This process identifies top talent based on quantitative testing.

 •  Individual development plans are well integrated into the review process.

 •  Between January 2014 and January 2015, 47 employees were offered new roles/promotions as a result of the internal posting and interviewing process. Of these, 15 were women (32%), and 17 (36%) were non-Caucasian.

 •  In fiscal year 2015, based on the quantitative testing for high potential talent, we have a senior management development program whereby 20% of the participants are female and 20% are non- Caucasian.

James Hardie 2015 Annual Report on Form 20-F	55

Objectives	Fiscal year 2014 actions in place and progress	Fiscal year 2015 year to date progress
To reward and remunerate fairly

 •  In fiscal year 2013 and again in fiscal year 2014, the organisation communicated pay grades and criteria for promotion across sales to help ensure there is no discrepancy in pay by role.

 •  Hourly manufacturing wages are tied to completed certifications. All employees are provided access to training to complete certifications.

• No change in reward and remuneration programs noted in fiscal year 2014.
To provide flexible work practices	• Flexible working arrangements are discussed with each employee and individual arrangements are offered as job requirements permit.	• No change.

Principle 4: Safeguard Integrity in Financial Reporting

Audit Committee

The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•	reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s, policies, processes and frameworks for managing risk;
•	exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•	reviewing the Company’s compliance with legal and regulatory requirements; and
•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chairman of the Audit Committee reports to the full Board following each committee meeting. As part of such report, the Chairman of the Audit

James Hardie 2015 Annual Report on Form 20-F	56

Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.

The current members of the Audit Committee are Brian Anderson (Chairman), Michael Hammes, David Harrison, Andrea Gisle Joosen and Alison Littley, all of whom are independent non-executive directors. All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison qualify as “audit committee financial experts.”

Internal Audit

The Director of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.

External Audit

Ernst & Young LLP has served as the Company’s external auditors since fiscal year 2009. The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor and concerning their reappointment as external auditor. The lead audit engagement partner is required to rotate every five years.

The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.

Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.

Principle 5: Make Timely and Balanced Disclosure

Continuous Disclosure and Market Communication

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

James Hardie 2015 Annual Report on Form 20-F	57

Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand the Company’s strategy and assess the quality of its management;
•	examine the Company’s financial position and the strength of its growth prospects; and
•	receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President - Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. Both the Audit Committee and Nominating and Governance Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2015. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Principle 6: Respect the Rights of Shareholders

Communication

The Company is committed to communicating effectively with the Company’s shareholders and engaging them through a range of communication channels in a program that includes:

•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•	audio webcasts of other management briefings and the annual shareholder meeting;
•	a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
•	site visits and briefings on strategy for investment analysts;
•	regular engagement with institutional shareholders to discuss a wide range of governance issues;
•	an email alert service to advise shareholders and other interested parties of announcements and other events; and
•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

Annual General Meeting

The 2014 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings on the Company’s investor relations website. The 2015 AGM will be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions, can do so via a teleconference of the meeting. Further details regarding the 2015 AGM will be set out in the 2015 AGM Notice of Meeting.

Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;

James Hardie 2015 Annual Report on Form 20-F	58

•	speak at the AGM; and
•	exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

Principle 7: Recognize and Manage Risk

Risk Management Objectives

The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

•	the Company’s principal strategic, operational and financial risks are identified and assessed;
•	the Company’s risk appetite for each risk is considered;
•	effective systems are in place to monitor and manage risks; and
•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns while simultaneously managing risks appropriately by setting appropriate strategies, objectives, controls and tolerance levels.

Risk Management Framework

The Board and its standing committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Director of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by internal risk management committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee. The CEO and the CEO’s direct reports are the primary management forum for risk assessment and management within the Company.

Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2015. As part of the review,

James Hardie 2015 Annual Report on Form 20-F	59

information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2015, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2015. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.

Risk Management Committees

The Company maintains two separate management level risk committees, one for operation-related risks and one for corporate-related risks (the “Risk Management Committees”). This structure allows each committee to focus on individual risks in greater detail. Each committee comprises a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their area of responsibility. These Risk Management Committees are coordinated by Internal Audit and the General Counsel. The Internal Audit Director and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.

Financial Statements Disclosure Committee

The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•	engagement with members of the Risk Management Committees at least quarterly to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•	quarterly reporting to executive management, Audit Committee, and annual reporting to the Board, of the Risk Management Committees’ assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;

James Hardie 2015 Annual Report on Form 20-F	60

•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committees as high focus risks;
•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•	an internal audit department with a direct reporting line to the Chairman of the Audit Committee;
•	regular monitoring of the liquidity and status of the Company’s finance facilities;
•	maintaining an appropriate global insurance program;
•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and
•	implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

Limitations of Control Systems

Due to the inherent limitations in all control systems and the fact that there are resource constraints in the design of any control system, management does not expect that the Company’s internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

The inherent limitations in all control systems include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Principle 8: Remunerate Fairly and Responsibly

Remuneration Committee

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;

James Hardie 2015 Annual Report on Form 20-F	61

•	reviews the remuneration of directors;
•	reviews the remuneration framework for the Company; and
•	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

The current members of the Remuneration Committee are David Harrison (Chairman), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, the majority of whom are independent non-executive directors.

A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration” of this Annual Report. In addition, a full discussion of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2015 will be disclosed in a Remuneration Report which will be made available to shareholders in connection with the 2015 AGM.

James Hardie 2015 Annual Report on Form 20-F	62

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

Examples of forward-looking statements include:

•	statements about the Company’s future performance;
•	projections of the Company’s results of operations or financial condition;
•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
•	expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning indemnification obligations;
•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•	statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer

James Hardie 2015 Annual Report on Form 20-F	63

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

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2015 Annual Report on Form 20-F	64

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, including the accounting policies affecting our financial condition and results of operations, which are fully described in Note 2 to our consolidated financial statements, presented later in this Annual Report.

In the following discussion and analysis, we intend to provide management’s explanation of factors that have affected our financial condition and results of operations for the fiscal years covered by the financial statements, as well as management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods.

The discussion and analysis following includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and more comparable with our financial results over various periods. In addition, management use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures discussed include:

•	Adjusted operating income and operating income margin
•	Adjusted net income
•	Adjusted effective tax rate
•	Adjusted EBITDA
•	Adjusted selling, general and administrative expenses

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2015, 2014 and 2013 in the “Glossary of Abbreviations and Definitions” in Section 4 below. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

Application of Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgments on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

James Hardie 2015 Annual Report on Form 20-F	65

We have identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

Accounting for the AFFA

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see “Note 2 – Summary of Significant Accounting Policies” in the consolidated financial statements.

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMGA Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2076. We recognize the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the central estimate.

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

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2076, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

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

We recognize the asbestos liability in the consolidated financial statements on an undiscounted and uninflated basis. We considered discounting when determining the best estimate under US GAAP. We have recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is our view that the timing and amounts of such cash flows are not fixed or readily determinable. We considered inflation when determining the best estimate under US GAAP. It is our view that there are material uncertainties in estimating

James Hardie 2015 Annual Report on Form 20-F	66

an appropriate rate of inflation over the extended period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2015 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).

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

James Hardie 2015 Annual Report on Form 20-F	67

Accrued Warranty Reserve

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain of our fiber cement siding products in the United States. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax

We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2015. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

James Hardie 2015 Annual Report on Form 20-F	68

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

The methodology used to estimate the fair value of the asset group is typically based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

In fiscal years 2015 and 2014, we did not record any asset impairment charges at a plant level. Asset impairment charges at a plant level of US$12.5 million were recognized in fiscal year 2013.

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

James Hardie 2015 Annual Report on Form 20-F	69

Operating Results

Year ended 31 March 2015 compared to year ended 31 March 2014

Operating results for the consolidated group were as follows:

US$ Millions	FY15	FY14	Change %
Net sales	$1,656.9	$1,493.8	11
Cost of goods sold	(1,078.1)	(987.4)	(9)
Gross profit	578.8	506.4	14

Selling, general and administrative expenses	(245.5)	(224.4)	(9)
Research and development expenses	(31.7)	(33.1)	4
Asbestos adjustments	33.4	(195.8)
Operating income	335.0	53.1

Net interest expense	(7.5)	(1.1)
Other (expense) income	(4.9)	2.6
Income before income taxes	322.6	54.6
Income tax (expense) benefit	(31.3)	44.9
Net income	$291.3	$99.5

Total net sales of US$1,656.9 million for fiscal year 2015 were 11% higher than fiscal year 2014. Net sales in local currencies were favorably impacted by higher sales volumes and average net sales prices in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments

Gross profit of US$578.8 million for fiscal year 2015 was 14% higher than fiscal year 2014. Our gross profit margin of 34.9% was 1.0 percentage point higher than fiscal year 2014.

SG&A expenses for fiscal year 2015 increased 9% to US$245.5 million. The increase primarily reflects higher compensation expenses (driven by stock compensation expenses and labor costs), an increase in discretionary expenses and higher realized losses on foreign currency transactions caused by the strengthening of the US dollar.

R&D expenses decreased 4% for fiscal year 2015 when compared to the prior year. The decrease is related to the timing and completion of certain projects.

Asbestos adjustments for fiscal year 2015 decreased compared fiscal year 2014. The primary driver is the US$144.7 million favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates; partially offset by a US$111.3 million unfavorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report. Additional information regarding our regarding our asbestos adjustment is provided below.

Net income increased from US$99.5 million in fiscal year 2014 to US$291.3 million in fiscal year 2015, driven by the favorable underlying performance of the operating business units and the favorable impact of asbestos adjustments; partially offset by higher income tax expense.

James Hardie 2015 Annual Report on Form 20-F	70

USA and Europe Fiber Cement Results

Operating results for the USA and Europe Fiber Cement segment were as follows:

	FY15	FY14	Change %
Volume (mmsf)	1,849.7	1,696.9	9%
Average net sales price per unit (per msf)	US$675	US$652	4%

Net sales (US$ millions)	1,276.5	1,127.6	13%
Gross profit			17%
Gross margin (%)			1.1 pts
Operating income (US$ millions)	285.9	237.0	21%
Operating income margin (%)	22.4	21.0	1.4 pts

Net sales for fiscal year 2015 were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume in fiscal year 2015 compared to fiscal year 2014 was primarily driven by further market penetration and modest growth in the repair and remodel market and new construction market. Further, the increase in our average net sales price in fiscal year 2015 reflects the ongoing execution of our pricing strategies, favorable product mix and the reduction of pricing inefficiencies, when compared to the prior year.

We note that there are a number of indicators that measure US housing market growth, most of which have reported between low single digit growth and slight contraction in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal year 2015 results, only the US Census Bureau data is available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2015 were 638,800, 3% above fiscal year 2014.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The increase in gross margin of 1.1 percentage points for fiscal year 2015 is due to the following components:

Higher average net sales price	2.7 pts
Higher production costs	(1.6 pts)

Total percentage point change in gross margin	1.1 pts

Production costs for fiscal year 2015 were higher than fiscal year 2014, primarily due to higher input costs driven by the market prices for pulp, gas, silica and the costs incurred with starting up our Fontana, California plant in fiscal year 2015; partially offset by economies of scale achieved through a 9% increase in volume.

James Hardie 2015 Annual Report on Form 20-F	71

Fiscal year 2015 operating income of US$285.9 million, an increase of 21% over fiscal year 2014, primarily reflects increased volumes and a higher average net sales price; unfavorably impacted by higher SG&A, primarily reflecting higher compensation expenses due to increased headcount. As a percentage of segment sales, fiscal year 2015 SG&A expenses increased by 0.1 percentage points compared to fiscal year 2014.

Operating income margin for fiscal year 2015 increased 1.4 percentage points to 22.4% from 21.0% in fiscal year 2014, driven by higher net sales; partially offset by higher production costs.

Asia Pacific Fiber Cement Results

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	FY15	FY14	Change %
Volume (mmsf)	456.2	417.2	9%

Net sales (US$ millions)	380.4	366.2	4%
US$ Gross profit			7%
US$ Gross margin (%)			1.0 pts
Operating income (US$ millions)	94.1	81.1	16%
New Zealand weathertightness claims (US$ millions)	4.3	(1.8)
Operating income excluding NZ weathertightness claims (US$ millions)	89.8	82.9	8%
Operating income margin (%)	24.7	22.1	2.6 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	23.6	22.6	1.0 pts

James Hardie 2015 Annual Report on Form 20-F	72

For fiscal year 2015, the Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by the change in the weighted average period AUD/USD exchange rate relative to fiscal year 2014. Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	FY15	FY14	Change %
Volume (mmsf)	456.2	417.2	9%
Average net sales price per unit (per msf)	A$942	A$930	1%

Net sales (A$ millions)	434.5	392.4	11%
A$ Gross profit			14%
A$ Gross margin (%)			1.0 pts
Operating income (A$ millions)	107.4	86.9	24%
New Zealand weathertightness claims (A$ millions)	4.9	(1.9)
Operating income excluding NZ weathertightness claims (A$ millions)	102.5	88.8	15%
Operating income margin (%)	24.7	22.1	2.6 pts
A$ Operating income margin excluding NZ weathertightness claims (%)	23.6	22.6	1.0 pts

Net sales in Australian dollars for fiscal year 2015 increased largely due to higher sales volumes and higher average net sales price, when compared to fiscal year 2014. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets and a favorable product mix. In our New Zealand business, volume grew across all regions; however, net sales growth was partially offset by a lower average selling price due to product mix. In our Philippines business, net sales were driven higher by growth in our addressable markets and continued market penetration.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 114,676 for the year ended 31 March 2015, an increase of 9%, compared to fiscal year 2014. The other key driver of our sales volume is the alterations and additions market, which was flat for the 12 months ended 31 December 2014, compared to prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 23,168 for the year ended 31 March 2015, an increase of 12% over fiscal year 2014.

James Hardie 2015 Annual Report on Form 20-F	73

In Australian dollars, the increase in gross margin of 1.0 percentage point for fiscal year 2015 is due to the following components:

Higher average net sales price	1.0 pts
Flat production costs	-

Total percentage point change in gross margin	1.0 pts

Production costs for fiscal year 2015 were flat compared to fiscal year 2014, due to higher input costs driven by higher market prices of pulp, offset by improved plant performance and the financial impact of purchasing our Rosehill facility.

During the third quarter of fiscal year 2015, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase, we released remediation and straight line rent provisions required as a lessee, resulting in a benefit to cost of goods sold of A$3.0 million for the full year.

In Australian dollars, operating income (including New Zealand weathertightness claims) for fiscal year 2015 increased 24% over fiscal year 2014, driven by higher net sales, partially offset by higher SG&A, which as a percentage of net sales increased by 3.2 percentage points compared to fiscal year 2014, largely due to higher compensation and marketing related expenses.

For fiscal year 2015, we recorded a benefit related to New Zealand weathertightness claims, compared to an expense in the prior year. The benefit in the current year is driven by a decrease in the provision, a result of a higher rate of claim resolution, fewer open claims at the end of the period and a continued reduction in the number of new claims received when compared to fiscal year 2014.

In Australian dollars, operating income (excluding New Zealand weathertightness claims) for fiscal year 2015 increased by 15% comparted to fiscal year 2014.

On 6 May 2015, we entered into a conditional sale agreement to sell our Australian concrete pipes business. At the date of this Annual Report, the sale is still subject to the satisfactory completion of various contract conditions, but is expected to close in the first half of fiscal year 2016.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment; or commercialization projects for the benefit of a particular business unit which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	FY15	FY14	Change %
Segment R&D expenses	(24.2)	(22.2)	(9)
Segment R&D SG&A expenses	(1.8)	(2.2)	18
Total R&D operating loss	(26.0)	(24.4)	(7)

James Hardie 2015 Annual Report on Form 20-F	74

The change in Segment R&D expenses from fiscal year 2014 to fiscal year 2015 is a result of the number of core R&D projects being worked on by the R&D team. The expense fluctuates period to period depending on the nature and number of core R&D projects being worked on during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$7.5 million for fiscal year 2015, compared to US$10.9 million for fiscal year 2014.

General Corporate Segment

Results for the General Corporate Segment for fiscal years 2015 and 2014 are as follows:

US$ Millions	FY15	FY14	Change %
General Corporate SG&A expenses	(49.9)	(42.7)	(17)
Asbestos:
Asbestos Adjustments	33.4	(195.8)
AICF SG&A Expenses[1]	(2.5)	(2.1)	(19)
General Corporate operating loss	(19.0)	(240.6)	92

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. See Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

For fiscal year 2015, General Corporate SG&A Expenses increased by US$7.2 million, compared to fiscal year 2014. The increase in General Corporate SG&A is driven by a non-recurring stamp duty of US$4.2 million, US$2.0 million in compensation related expenses and US$1.6 million of recognized foreign exchange losses. The increase in compensation related expenses was largely driven by company performance-based incentive bonuses and higher headcount.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period. For fiscal year 2015, the Australian dollar spot exchange rate against the US dollar depreciated 17% to US$0.76.

For fiscal years 2015 and 2014, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY15	FY14	Change %
Change in actuarial estimates	(111.3)	(308.2)	64
Recovery of insurance receivables	-	15.2
Effect of foreign exchange rate movements	144.7	97.2	49
Asbestos adjustments	33.4	(195.8)

See Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

James Hardie 2015 Annual Report on Form 20-F	75

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries remained relatively flat at A$1.566 billion at 31 March 2015 compared to A$1.547 billion at 31 March 2014. The change in the undiscounted and uninflated central estimate of A$19.2 million or 1% is primarily due to an increase in the projected future number of mesothelioma claims, reflecting both a higher numbers of claims and a change in the incidence pattern for mesothelioma, lower nil settlement rates being assumed for lung cancer, partially offset by lower average claims sizes and lower average defense legal cost assumptions for most disease types.

During the 2015 fiscal year, mesothelioma claims reporting activity was above actuarial expectations for the third consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has a much greater impact than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMGA determined that if claims reporting does not begin to reduce until after 2018/19 together with increased claims reporting from 2026/27 onwards, the discounted central estimate could increase by approximately 26% on a discounted basis. At 31 March 2015, KPMGA formed the view that the higher claims reporting activity assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a long-term conclusion on the basis of two years of experience.

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY15	FY14	Change %
Claims received	665	608	(9)
Actuarial estimate for the period	610	540	(13)
Difference in claims received to actuarial estimate	(55)	(68)	19

Average claim settlement[1] (A$)	254,000	253,000	-
Actuarial estimate for the period[2] (A$)	289,000	262,000	(10)
Difference in claims paid to actuarial estimate (A$)	35,000	9,000

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements
2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2015, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2015 were 9% above actuarial estimates and prior year;

•	The higher reported mesothelioma claims experience noted during fiscal 2014 continued into fiscal year 2015;

•	The A$ average claim settlement is flat for fiscal year 2015, compared to fiscal year 2014;

•	The A$ average claim settlement for fiscal year 2015 is 12% lower compared to actuarial estimates;

James Hardie 2015 Annual Report on Form 20-F	76

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2015; and

•	The decrease in average claim settlement for fiscal year 2015 versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to fiscal year 2014.

Asbestos claims paid of A$154.3 million for fiscal year 2015 were higher than the actuarial expectation of A$148.9 million. All figures provided in this Claims Data section are gross of insurance and other recoveries.

Net interest expense

Gross interest expense for fiscal year 2015 increased US$5.8 million compared to fiscal year 2014, primarily as a result of higher average balances of funds drawn on our debt facilities and interest incurred on our senior notes which were issued in the fourth quarter of fiscal year 2015. Capitalized interest for fiscal year 2015 totaled US$1.7 million compared to nil for fiscal year 2014, as we were in a net cash position in fiscal year 2014.

For fiscal year 2015, AICF net interest income decreased US$1.5 million compared to fiscal year 2014, primarily a result of the combined impact of higher interest expense incurred as a result of the drawdowns made on the AICF loan facility and a decrease in interest income as a result of lower investment balances held by AICF in fiscal year 2015 compared to fiscal year 2014.

Other (expense) income

For fiscal year 2015, other (expense) income moved from income of US$2.6 million in fiscal year 2014 to an expense of US$4.9 million due to the timing of foreign exchange gains and losses and the unrealized gains and losses resulting from the changes in the fair value of our interest rate swaps at the balance sheet dates.

Income tax (expense) benefit

Total income tax expense for fiscal year 2015 increased by US$76.2 million from fiscal year 2014. The change is primarily due to a reduction in the unfavorable asbestos adjustments and an unfavorable change in tax adjustments compared to fiscal year 2014 relating to a non-recurring receipt of interest from the Australian Taxation Office (“ATO”) in the third quarter of fiscal year 2014; resulting from the finalization of a successful appeal of disputed amended tax assessment.

The adjusted effective tax rate for fiscal year 2015 increased compared to fiscal year 2014 primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

See Note 15 of our consolidated financial Statements for further information related to income tax.

James Hardie 2015 Annual Report on Form 20-F	77

Net income

Net income increased from US$99.5 million in fiscal year 2014 to US$291.3 million in fiscal year 2015. Net income excluding asbestos, New Zealand weathertightness claims, non-recurring stamp duty and other tax adjustments increased 12% from US$197.2 million in fiscal year 2014 to US$221.4 million in fiscal year 2015.

Year ended 31 March 2014 compared to year ended 31 March 2013

Operating results for the consolidated group were as follows:

US$ Millions	FY14	FY13	Change %
Net sales	$1,493.8	$1,321.3	13
Cost of goods sold	(987.4)	(902.0)	(9)
Gross profit	506.4	419.3	21

Selling, general and administrative expenses	(224.4)	(218.6)	(3)
Research and development expenses	(33.1)	(37.2)	11
Asset Impairments	-	(16.9)
Asbestos adjustments	(195.8)	(117.1)	(67)
Operating income	53.1	29.5	80

Net interest (expense) income	(1.1)	2.4
Other income	2.6	1.8	44
Income before income taxes	54.6	33.7	62
Income tax benefit	44.9	11.8
Net income	$99.5	$45.5

Total net sales of US$1,493.8 million for fiscal year 2014 were 13% higher than fiscal year 2013. The increase in total net sales was primarily a result of higher sales volumes and higher average net sales prices in both the USA and Europe and Asia Pacific Fiber Cement segments.

Gross profit of US$506.4 million for fiscal year 2014 was 21% higher than fiscal year 2013. Gross margin of 33.9% for fiscal year 2014 was 2.2% percentage points higher than fiscal year 2013.

SG&A expenses for fiscal year 2014 increased 3% to US$224.4 million. The increase primarily reflects a US$9.7 million increase in general corporate costs, a US$8.5 million increase in compensation expenses across the business units, partially offset by a US$11.4 million decrease in the New Zealand weathertightness claims expenses.

R&D expenses for fiscal year 2014 decreased compared to fiscal year 2013 primarily due to the completion of certain R&D projects that were ongoing in fiscal year 2013, partially offset by higher R&D headcount and related expenses due to the full year cost of opening an R&D facility in Chicago Illinois in fiscal year 2013.

James Hardie 2015 Annual Report on Form 20-F	78

Asbestos adjustments reflect the non-cash foreign exchange translation impact of the change in the AUD/USD spot exchange rate on asbestos related balance sheet items, and the movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report. Additional information regarding our regarding our asbestos adjustment is provided below.

Net income increased from US$45.5 million in fiscal year 2013 to US$99.5 million in fiscal year 2014. The increase was primarily driven by the increase in net sales, an improved gross margin and a US$33.1 million increase in income tax benefit, partially offset by an increase in asbestos adjustments compared to fiscal year 2013.

USA and Europe Fiber Cement Results

Operating results for the USA and Europe Fiber Cement segment were as follows:

	FY14	FY13	Change
Volume (mmsf)	1,696.9	1,488.5	14%
Average net sales price per unit (per msf)	US$652	US$626	4%

Net sales (US$ Millions)	1,127.6	951.4	19%
Gross profit			26%
Gross margin (%)			2.1 pts
Operating income (US$ Millions)	237.0	145.6	63%
Asset impairments (US$ Millions)	-	(16.9)
Operating income excluding asset impairments (US$ Millions)	237.0	162.5	46%
Operating income margin (%)	21.0	15.3	5.7 pts
Operating income margin excluding asset impairments (US$ Millions)	21.0	17.1	3.9 pts

Net sales increased 19% in fiscal year 2014, primarily due to higher sales volume and a higher average net sales price. Sales volume increased 14% to 1,696.9 million square feet in fiscal year 2014, reflecting increased activity in the new construction market segment, further market penetration, and modest growth in the repair and remodel market segment, relative to the prior year. The average net sales price increased 4% to US$652 per thousand square feet in fiscal year 2014, reflecting the ongoing execution of our pricing strategies and also the reduction of pricing inefficiencies, when compared to fiscal year 2013.

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 615,400 for the fiscal year ended 31 March 2014, 9% above the prior year. Industry data for the full year indicates gains in both single-family and multi-family production relative to the prior year.

James Hardie 2015 Annual Report on Form 20-F	79

The increase in gross margin of 2.1 percentage points for fiscal year 2014 is due to the following components:

Higher average net sales price	2.5 pts
Higher production costs	(0.4 pts)

Total percentage point change in gross margin	2.1 pts

Input costs were driven higher primarily by the market prices for pulp, cement, silica and utilities, and by plant inefficiencies as a result of the recommissioning and ramp-up in production at our Fontana, California location.

Operating income for fiscal year 2014 increased 63% over fiscal year 2013, to US$237.0 million. The increase in operating income was primarily driven by higher sales volume, and a higher average net sales price, partially offset by higher production costs, as noted above and higher SG&A expenses. SG&A expenses increased primarily due to performance-based incentive bonuses and higher headcount as we enhanced organizational capabilities. Additionally, in fiscal year 2013, we recorded asset impairment charges of US$16.9 million, which did not recur in fiscal year 2014. Operating income excluding asset impairment charges increased 46% from US$162.5 million in fiscal year 2013, to US$237.0 million in fiscal year 2014.

Asia Pacific Fiber Cement Results

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	FY14	FY13	Change
Volume (mmsf)	417.2	393.7	6%

Net sales (US$ Millions)	369.9	375.5	(1%)
US$ Gross profit			6%
US$ Gross margin (%)			(2.4) pts
Operating income (US$ Millions)	81.1	61.7	31%
New Zealand weathertightness claims (US$ millions)	(1.8)	(13.2)	86%
Operating income excluding NZ weathertightness claims (US$ Millions)	82.9	74.9	11%
Operating income margin (%)	22.1	16.7	5.4 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	22.6	24.9	(2.3) pts

James Hardie 2015 Annual Report on Form 20-F	80

For fiscal year 2014, the Asia Pacific Fiber Cement segment results in US dollars were impacted by an unfavorable change in the weighted average period AUD/USD exchange rate relative to the prior fiscal year. Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	FY14	FY13	Change %
Volume (mmsf)	417.2	393.7	6%
Average net sales price per unit (per msf)	A$930	A$901	3%

Net sales (A$ Millions)	392.4	358.5	9%
A$ Gross profit			18%
A$ Gross margin (%)			2.4 pts
Operating income (A$ Millions)	86.9	59.8	45%
New Zealand weathertightness claims (A$ millions)	(1.9)	(13.6)	(86%)
Operating income excluding NZ weathertightness claims (A$ Millions)	88.8	73.4	21%
Operating income margin (%)	22.1	16.7	5.4 pts
A$ Operating income margin excluding NZ weathertightness claims (%)	22.6	20.5	2.1 pts

In Australian dollars, net sales in fiscal year 2014 increased 9% compared to the prior fiscal year, primarily due to higher average net sales prices and an increase in sales volumes. These favorable impacts were constrained by a reduction in the repair and remodel market in Australia, and more than offset by a 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a decrease in US dollar net sales for fiscal year 2014, relative to the fiscal year 2013.

According to the Australian Bureau of Statistics, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume, were 104,394 for our fiscal year ended 31 March 2014, an increase of 16% compared to fiscal year 2013.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 19,768 for our fiscal year ended 31 March 2014, an increase of 25% compared to fiscal year 2013.

In Australian dollars, the increase in gross margin of 2.4 percentage points for fiscal year 2014 is due to the following components:

Production costs	1.3 pts
Average net sales price	1.1 pts

Total percentage point increase in gross margin	2.4 pts

James Hardie 2015 Annual Report on Form 20-F	81

Production costs decreased as a result of the favorable impact of economies of scale, achieved through a 6% increase in Asia Pacific volume, partially offset by higher input costs. The average net sales price increase primarily reflects product-specific price increases compared to fiscal year 2013.

Operating income for fiscal year 2014 increased 31% over fiscal year 2013 to US$81.1 million. The increase in US dollar operating income for fiscal year 2014 was partially offset by 10% depreciation in the AUD/USD average exchange rate. In Australian dollars, operating income increased 45% compared to fiscal year 2013, primarily due to an increase in the Australian dollar average net sales price, a decrease in production costs, a decrease in New Zealand weathertightness expenses and the non-recurring benefit of the release of certain remediation and straight-line rent provisions required as a lessee, following the purchase of previously-leased Carole Park facility. Operating income margin was 5.4 percentage points higher at 22.1%.

New Zealand weathertightness expenses decreased by US$11.4 million in fiscal year 2014 compared to fiscal year 2013, driven lower by the combined effects of an increased rate of claim-resolution leading to fewer open cases, substantial reductions in the values of new claims received, and fewer new claims being received.

Research and Development Segment

We record R&D expenses on projects that are designed to benefit all business units, or core R&D, in our R&D segment, while product specific commercialization projects in business units are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	FY14	FY13	Change %
Segment R&D expenses	(22.2)	(23.6)	6%
Segment R&D SG&A expenses	(2.2)	(2.4)	8%
Total R&D operating loss	(24.4)	(26.0)	6%

The change in segment R&D expenses compared to the prior fiscal year is a result of the number of core R&D projects currently being worked on by the R&D team. This will fluctuate year to year depending on the nature and number of core R&D projects being worked on by the R&D segment.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$10.9 million for fiscal year 2014, 20% lower than US$13.6 million in fiscal year 2013.

James Hardie 2015 Annual Report on Form 20-F	82

General Corporate Segment

Results for the General Corporate Segment for fiscal years 2014 and 2013 are as follows:

US$ Millions	FY14	FY13	Change %
General Corporate SG&A expenses	(42.7)	(33.0)	(29%)
Asbestos:
Asbestos Adjustments	(195.8)	(117.1)	(67%)
AICF SG&A Expenses [1]	(2.1)	(1.7)	(24%)
General Corporate operating loss	(240.6)	(151.8)	(58%)

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. See Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

General Corporate SG&A expenses increased 29% to US$42.7 million for fiscal year 2014. The increase primarily reflects a US$7.7 million increase in compensation expenses and the net unfavorable impact of US$5.6 million of prior year non-recurring transactions, partially offset by a US$2.1 million decrease in professional fees and a US$1.0 million decrease in other administrative expenses when compared with fiscal year 2013. Compensation expenses increased primarily due to performance-based incentive bonuses.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period. For fiscal year 2014, the Australian dollar spot exchange rate against the US dollar depreciated 12% to US$0.92.

For fiscal years 2015 and 2014, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY14	FY13	Change %
Change in actuarial estimates	(308.2)	(129.2)
Recovery of insurance receivables	15.2	11.9	28%
Effect of foreign exchange rate movements	97.2	0.2
Asbestos adjustments	(195.8)	(117.1)	(67%)

See Notes 2 and 11 of our consolidated financial statements later in this section for further information on asbestos adjustments.

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries, of the asbestos liability increased from A$1.345 billion at 31 March 2013 to A$1.547 billion at 31 March 2014. The increase in the undiscounted and uninflated central estimate of A$202.0 million is primarily due to an increase in the projected future number of claims for mesothelioma reflecting both higher levels of claims volumes and a change in the incidence pattern for mesothelioma, an increased allowance for large claims for mesothelioma

James Hardie 2015 Annual Report on Form 20-F	83

resulting from higher numbers of large claims, lower nil settlement rates being assumed for mesothelioma and lung cancer, partially offset by lower average claims sizes and average defense legal cost assumptions for most disease types.

During the 2014 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the second consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was previously assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMGA has determined that if claims reporting does not begin to reduce until after 2018/2019, the discounted central estimate could increase by approximately 22% (in addition to the 17% increase that has already been factored into the 31 March 2014 valuation). At 31 March 2014, KPMGA has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a conclusion on the basis of one year’s experience.

Following is an analysis of claims data for the years ended 31 March:

	FY14	FY13	Change %
Claims received	608	542	(12)
Actuarial estimate for the period	540	504	(7)
Difference in claims received to actuarial estimate	(68)	(38)

Average claim settlement[1] (A$)	253,000	231,000	(10)
Actuarial estimate for the period[2] (A$)	262,000	277,000	5
Difference in claims paid to actuarial estimate (A$)	9,000	46,000

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements
2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

The higher average claim settlement in fiscal year 2014 is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior year. However, average claim sizes for mesothelioma were slightly below actuarial expectations for fiscal year 2014, with the average cost of settling non-mesothelioma claims being in line with, or below, actuarial expectations for the full year ended 31 March 2014.

Asbestos claims paid of A$140.4 million for fiscal year 2014 are higher than the actuarial expectation of A$131.4 million. All figures provided in this Claims Data section are gross of insurance and other recoveries.

Net interest (expense) income

For fiscal year 2014 we recorded net interest expense of US$1.1 million, compared to net interest income of US$2.4 million in fiscal year 2013. The decrease from a net income position in fiscal

James Hardie 2015 Annual Report on Form 20-F	84

year 2013 to a net expense position in 2014 was primarily driven by a US$4.1 million decrease in AICF interest income, a US$0.5 million increase in credit facility fees and other borrowing costs related to the external credit facilities and a US$1.5 million decrease in realized losses attributed to interest rate swaps.

Income tax benefit

Our income tax rate was a benefit of 82.2% for fiscal year 2014, compared to benefit of 35.0% for fiscal year 2013. During fiscal year 2014, the effective tax rate was impacted by an unfavorable asbestos adjustment of US$195.8 million, compared to an unfavorable asbestos adjustment of US$117.1 million in fiscal 2013, partially offset by a favorable adjustment of A$17.3 million (US$15.4 million), from a refund received from the ATO in January 2014, related to the successful appeal by our wholly owned subsidiary RCI Pty Ltd (“RCI”) of its disputed amended tax assessment.

Income tax expense excluding asbestos-related and other tax adjustments increased from US$37.4 million in fiscal year 2013 to US$54.2 million in fiscal year 2014. The Adjusted effective tax rate increased from 21.3% in fiscal year 2013 to 21.6% in fiscal year 2014, primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates relative to the prior year.

Net income

Net income increased from US$45.5 million in fiscal year 2013 to US$99.5 million in fiscal year 2014. Net income excluding asbestos, asset impairments, ASIC expenses, New Zealand product weathertightness claims and tax adjustments increased 40% from US$140.8 million in fiscal year 2013 to US$197.2 million in fiscal year 2014.

James Hardie 2015 Annual Report on Form 20-F	85

Liquidity and Capital Resources

Overview

Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency fluctuations. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 12 to our consolidated financial statements. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this Annual Report.

We moved to a net debt position of US$330.5 million at 31 March 2015 compared to a net cash position of US$167.5 million at 31 March 2014 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, which we are not a party to, guarantor of or security provider in respect of).

Sources of Liquidity

During fiscal year 2015, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2015 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and the funding of our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.

There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. For more detailed discussion on these restrictions, see “Section 3 – Risk Factors.” Even with these restrictions, we anticipate that our cash on hand, cash flows from operations, net of estimated payments under the AFFA, and available unutilized credit facilities will be sufficient to fund our planned capital expenditures and working capital requirements for at least the next 12 month period.

Cash Flow — Year Ended 31 March 2015

Operating Activities

Net operating cash flow decreased US$143.3 million to US$179.5 million. The movement compared to the prior year was largely driven by our contribution to AICF, which was

James Hardie 2015 Annual Report on Form 20-F	86

US$113.0 million higher in fiscal year 2015 than fiscal year 2014. Additionally, cash used to meet working capital requirements was US$44.1 million higher in fiscal year 2015, consisting of a decrease in cash inflows from accounts payable and increases in inventory compared to fiscal year 2014. In fiscal year 2014, cash inflows due to the increase in accounts payable were US$48.5 million compared to US$30.8 million inflows in fiscal year 2015. The movement in accounts payable relate to increases in rebate programs, timing of invoices, and interest related to our senior notes. The increase in inventory is primarily driven by the increase in production in anticipation for the calendar 2015 US building season, addition of the Fontana facility to the network and the expansion of our vendor managed inventory program.

Investing Activities

Net cash used in investing activities increased from US$118.8 million in the prior corresponding full year to US$277.9 million. The increase in cash used in investing activities compared to fiscal year 2014 reflects the continued execution of our capacity expansion plans across our businesses and other investments to improve our manufacturing network.

Financing Activities

Net cash used in financing activities of US$186.3 million in fiscal year 2014 decreased to US$4.6 million in fiscal year 2015. The movement was primarily related to the issuance of senior unsecured notes of US$325.0 million and a net draw down on our debt facilities of US$75.0 million, which was partially offset by a US$191.0 million increase in cash used to pay dividends, largely a result of the one-time 125 year anniversary special dividend paid during the first quarter of fiscal year 2015.

James Hardie 2015 Annual Report on Form 20-F	87

Borrowings

Bilateral Credit Facilities

As of 31 March 2015, we had the following uncollateralized credit facilities available to us:

Description	Effective Interest Rate	Total Facility (US$ Millions)	Principal Drawn (US$ Millions)	Remaining Facility Available (US$ Millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-	$50.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	150.0	-	150.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	100.0	-	100.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2017	1.4%	125.0	75.0	50.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2019	-	40.0	-	40.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2019	-	50.0	-	50.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until May 2019	-	75.0	-	75.0
TOTAL		$590.0	$75.0	$515.0

The weighted average interest rate on our total outstanding term facilities at 31 March 2015 was 1.4%. At 31 March 2014, no amounts were drawn under the combined facilities, as such, the weighted average interest rate on our total outstanding debt was nil at 31 March 2014.

James Hardie 2015 Annual Report on Form 20-F	88

The nature of our operating and capital management cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2018, we see this cycle continuing.

At 31 March 2015, we were in compliance with all restrictive debt covenants contained in our credit facility agreements. Under the most restrictive of these covenants, we: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all income, expense and other profit and loss statement impacts of AICF, the Former James Hardie Companies and Marlew Mining Pty Limited (“Marlew”) and excluding assets, liabilities and other balance sheet items of the AICF, the Former James Hardie Companies and Marlew; (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, the Former James Hardie Companies and Marlew; and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the company under the AFFA.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, commencing 15 August 2015, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of approximately US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Non-Current Assets on our consolidated balance sheet in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$2.5 million and nil at 31 March 2015 and 2014, respectively. The debt issuance costs have an unamortized balance of US$8.1 million at 31 March 2015.

The senior notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc. (the “Note Guarantors”), each of which are wholly-owned subsidiaries of JHI plc. The net proceeds of the senior note offering were used for general corporate purposes, including the repayment of approximately US$317.0 million of outstanding borrowings under credit facilities and the payment of related transaction fees and expenses.

The indenture governing the senior notes contains covenants that limit, among other things, the ability of the Note Guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2015, we were in compliance with all of our requirements under the indenture related to the senior notes.

James Hardie 2015 Annual Report on Form 20-F	89

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange.

The listing on the GEM enables James Hardie International Finance Limited to pay interest on the senior notes free from Irish withholding tax.

Capital Expenditures

Our total capital expenditures for fiscal years 2015, 2014 and 2013 were US$276.2 million, US$115.4 million and US$61.1 million, respectively.

See “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2015 and 2014. At 31 March 2015, we did not have any material capital expenditures for which we are contractually committed to.

Capital Management and Dividends

The following table summarizes the dividends declared or paid with respect to fiscal years 2014, and 2015:

	US Cents /Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2015 special dividend	0.22	98.0	21 May 2015	11 June 2015	07 August 2015
FY 2015 second half dividend	0.27	120.3	21 May 2015	11 June 2015	07 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

During fiscal year 2014, the Company announced a share buyback program to acquire up to 5% of its issued capital in the twelve months through May 2014. Under this program, the Company repurchased and cancelled 715,000 shares of its common stock during the first quarter of the current fiscal year. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of $A13.69 (US$12.73). Upon the expiration of the fiscal year 2014 program, the Company announced a new share buyback program to acquire up to 5% of its issued capital through May 2015. As of 31 March 2015, no shares were repurchased or cancelled under the fiscal year 2015 program.

James Hardie 2015 Annual Report on Form 20-F	90

In line with our capital allocation objectives we expect the following activities to continue in the near term:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net income excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	consider other shareholder returns when appropriate.

On 21 May 2015, we announced a new share buyback program to acquire up to 5% of our issued capital within the 12 month period to May 2016. The actual shares that we may repurchase will be subject to share price levels and consideration of the effect of the share buyback and alignment with our capital allocation objectives.

Annual AICF contribution

On 1 July 2014, we made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of our free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow as defined in the AFFA was equivalent to our fiscal year 2014 operating cash flows of US$322.8 million.

We anticipate that we will make a contribution of approximately US$62.8 million to AICF on 1 July 2015. This amount represents 35% of our free cash flow for financial year 2015, as defined by the AFFA.

From the time AICF was established in February 2007 through 21 May 2015, we have contributed approximately A$718.1 million to the fund.

See Notes 11 of our consolidated financial statements for further information on asbestos.

Outlook and Trend Information

Addressable housing starts in the United States are one of our key leading indicators of performance. We expect to see moderate growth in the US housing market in fiscal year 2016. While housing starts have rebounded from depressed post-crisis levels, they remain well below the 50-year average of approximately 1.5 million starts per year. We believe underlying economic factors and demographics support a return over time towards 1.5 million new housing starts in the United States per year and this is supported by forecasts from institutions such as the Dodge, McGraw Hill and NAHB. A number of factors will contribute to new housing starts demand, including improvement in United States’ GDP, lower unemployment level, improvement in consumer confidence levels, sustainable household debt levels, historically low interest rates, stability in home prices and new household formation.

We are the largest fiber cement producer in North America with nine plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can

James Hardie 2015 Annual Report on Form 20-F	91

manufacture and deliver the volume required on a timely basis. The plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have increased year over year and we are actively engaged in utilizing its platform to mitigate any future increases. We have experienced increases in SG&A costs to align organization capacity with increases in volumes but these costs have remained consistent as a percentage of sales.

Net sales from the Australian business are expected to grow, tracking in line with expected growth in new detached dwellings and an improving repair and remodel market. The New Zealand business is expected to deliver improved results supported by a strong local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than the prior year. The Philippines business is expected to grow, driven by increased penetration into the repair and remodel market. A growing residential high rise market, together with increased penetration into the strengthening commercial market, is expected to provide further primary demand growth in the region.

Off-Balance Sheet Arrangements

As of 31 March 2015 and 2014, we did not have any material off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations at 31 March 2015:

	Payments Due During Fiscal Year Ending 31 March
(Millions of US dollars)	Total	less than 1 year		1 - 3 years		3 - 5 years		more than 5 years
Asbestos Liability[1]	$1,421.6	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	400.0		-		75.0		-		325.0
Estimated interest payments on Long-Term Debt[2]	152.5		26.0		51.6		50.7		24.2
Long-Term Debt – AICF loan facility[3]	13.6		13.6		-		-		-
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	-		-		-		-		-
Operating Leases	57.3		13.7		19.4		12.5		11.7
Purchase Obligations[5]	-		-		-		-		-
Total	$2,045.0		$53.3		$146.0		$63.2		$360.9

1	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2

Interest amounts are estimates based on debt remaining unchanged from the 31 March 2015 balance and interest rates remaining consistent with the rates at 31 March 2015. Interest paid includes interest in relation to our bank debt facilities and bond, as well as the net amount paid relating to interest rate swap agreements. The interest on our bank debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also

James Hardie 2015 Annual Report on Form 20-F	92

included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. The interest on our interest rate swaps and bond is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new bank debt facilities or bond issurance with rates or margins different from historical rates; (ii) expiration of existing bank debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2020 as such amounts are not reasonably estimable.

3	JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. We anticipate the balance outstanding under the AICF loan facility at 31 March 2015 will be repaid on 1 July 2015. Beyond the amount outstanding at 31 March 2015, the company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future payments are deemed to be nil.

4	We are unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

5	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 14 to our consolidated financial statements for further information regarding our long-term debt, long-term debt – asbestos and operating leases, respectively.

James Hardie plc – Consolidated Financial Statements	93

INDEX

Report of Independent Registered Public Accounting Firm	94

Consolidated Balance Sheets as of 31 March 2015 and 201	95

Consolidated Statements of Operations and Comprehensive Income for the Years Ended 31 March 2015, 2014 and 2013	96

Consolidated Statements of Cash Flows for the Years Ended 31 March 2015, 2014 and 2013	97

Consolidated Statements of Changes in Shareholders’ (Deficit) Equity for the Years Ended 31 March 2015, 2014 and 2013	98

Notes to Consolidated Financial Statements	99

Report of Independent Registered Public Accounting Firm	94

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended 31 March 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 21 May 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

21 May 2015

James Hardie Industries plc – Consolidated Balance Sheets	95

	(Millions of US dollars)
	31 March 2015	31 March 2014
Assets
Current assets:
Cash and cash equivalents	$67.0	$167.5
Restricted cash and cash equivalents	5.0	3.2
Restricted cash and cash equivalents - Asbestos	22.0	60.2
Restricted short-term investments - Asbestos	-	0.1
Accounts and other receivables, net of allowance for doubtful accounts of US$0.8 million and US$1.0 million as of 31 March 2015 and 31 March 2014, respectively	133.3	139.2
Inventories	218.0	186.5
Prepaid expenses and other current assets	24.3	32.0
Insurance receivable - Asbestos	16.7	28.0
Workers’ compensation - Asbestos	4.5	4.3
Deferred income taxes	17.3	21.6
Deferred income taxes - Asbestos	15.9	16.5

Total current assets	524.0	659.1
Restricted cash and cash equivalents	-	1.8
Property, plant and equipment, net	880.1	702.8
Insurance receivable - Asbestos	161.9	198.1
Workers’ compensation - Asbestos	45.5	47.6
Deferred income taxes	12.9	11.7
Deferred income taxes - Asbestos	389.3	455.2
Other assets	30.8	27.7

Total assets	$2,044.5	$2,104.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$149.6	$142.0
Short-term debt - Asbestos	13.6	47.0
Dividends payable	-	124.6
Accrued payroll and employee benefits	60.6	55.4
Accrued product warranties	8.9	7.7
Income taxes payable	1.8	5.4
Asbestos liability	131.6	134.5
Workers’ compensation - Asbestos	4.5	4.3
Other liabilities	7.3	20.4

Total current liabilities	377.9	541.3
Long-term debt	397.5	-
Deferred income taxes	88.9	93.0
Accrued product warranties	26.3	23.7
Asbestos liability	1,290.0	1,571.7
Workers’ compensation - Asbestos	45.5	47.6
Other liabilities	21.0	25.7

Total liabilities	2,247.1	2,303.0

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 445,680,673 shares issued at 31 March 2015 and 445,033,502 shares issued at 31 March 2014	231.2	230.6
Additional paid-in capital	153.2	139.7
Accumulated deficit	(586.6)	(602.4)
Accumulated other comprehensive (loss) income	(0.4)	33.1

Total shareholders’ deficit	(202.6)	(199.0)

Total liabilities and shareholders’ deficit	$2,044.5	$2,104.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statement of Operations and Comprehensive Income	96

	Years Ended 31 March
(Millions of US dollars, except per share data)	2015	2014	2013

Net sales	$1,656.9	$1,493.8	$1,321.3
Cost of goods sold	(1,078.1)	(987.4)	(902.0)

Gross profit	578.8	506.4	419.3
Selling, general and administrative expenses	(245.5)	(224.4)	(218.6)
Research and development expenses	(31.7)	(33.1)	(37.2)
Asset impairments	-	-	(16.9)
Asbestos adjustments	33.4	(195.8)	(117.1)

Operating income	335.0	53.1	29.5
Interest expense	(9.8)	(4.5)	(5.5)
Interest income	2.3	3.4	7.9
Other (expense) income	(4.9)	2.6	1.8

Income before income taxes	322.6	54.6	33.7
Income tax (expense) benefit	(31.3)	44.9	11.8

Net income	$291.3	$99.5	$45.5

Income per share - basic:
Basic	$0.65	$0.22	$0.10
Diluted	$0.65	$0.22	$0.10
Weighted average common shares outstanding (Millions):
Basic	445.0	442.6	439.2
Diluted	446.4	444.6	440.6
Comprehensive income, net of tax:
Net income	$291.3	$99.5	$45.5
Unrealized gain on investments	-	-	0.9
Cash flow hedges	(0.6)	0.9	-
Currency translation adjustments	(32.9)	(15.2)	(2.9)

Comprehensive income:	$257.8	$85.2	$43.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statement of Cash Flows	97

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013

Cash Flows From Operating Activities
Net income	$291.3	$99.5	$45.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	70.9	61.4	61.2
Deferred income taxes	(37.4)	(70.7)	(52.8)
Stock-based compensation	9.2	8.5	7.0
Asbestos adjustments	(33.4)	195.8	117.1
Asset impairments	-	-	16.9
Tax benefit from stock options exercised	(1.4)	(5.6)	(3.5)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	107.8	99.9	224.7
Restricted short-term investments - Asbestos	0.2	6.3	(0.1)
Payment to AICF	(113.0)	-	(184.1)
Accounts and other receivables	(5.1)	4.9	(10.6)
Inventories	(38.5)	(22.1)	8.0
Prepaid expenses and other assets	9.2	3.5	8.8
Insurance receivable - Asbestos	29.1	25.7	36.8
Accounts payable and accrued liabilities	30.8	48.5	(40.4)
Asbestos liability	(136.7)	(133.6)	(127.6)
Other accrued liabilities	(3.5)	0.8	2.4

Net cash provided by operating activities	$179.5	$322.8	$109.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(276.2)	$(115.4)	$(61.1)
Proceeds from sale of property, plant and equipment	-	0.7	1.4
Capitalized interest	(1.7)	-	-
Acquisition of business	-	(4.1)	-

Net cash used in investing activities	$(277.9)	$(118.8)	$(59.7)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$717.0	-	$330.0
Repayments of long-term borrowings	(642.0)	-	(330.0)
Proceeds from senior unsecured notes, net of deferred financing fees	314.1	-	-
Proceeds from issuance of shares	4.1	29.3	26.3
Tax benefit from stock options exercised	1.4	5.6	3.5
Common stock repurchased and retired	(9.1)	(22.1)	-
Dividends paid	(390.1)	(199.1)	(188.5)

Net cash used in financing activities	$(4.6)	$(186.3)	$(158.7)

Effects of exchange rate changes on cash	$2.5	$(3.9)	$(2.6)

Net (decrease) increase in cash and cash equivalents	(100.5)	13.8	(111.7)
Cash and cash equivalents at beginning of period	167.5	153.7	265.4

Cash and cash equivalents at end of period	$67.0	$167.5	$153.7

Components of Cash and Cash Equivalents
Cash at bank and on hand	$60.0	$70.9	$55.5
Short-term deposits	7.0	96.6	98.2

Cash and cash equivalents at end of period	$67.0	$167.5	$153.7

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalized	$4.6	$-	$0.1
Cash paid during the year for income taxes, net	$35.6	$11.6	$83.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statement of Changes in Shareholders’ (Deficit) Equity	98

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$-	$49.4	$126.4

Net income	-	-	45.5	-	-	45.5
Other comprehensive loss	-	-	-	-	(2.0)	(2.0)
Stock-based compensation	0.6	6.4	-	-	-	7.0
Tax benefit from stock options exercised	-	3.5	-	-	-	3.5
Equity awards exercised	2.7	23.6	-	-	-	26.3
Dividends declared	-	-	(188.5)	-	-	(188.5)

Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	$18.2

Net Income	-	-	99.5	-	-	99.5
Other comprehensive loss	-	-	-	-	(14.3)	(14.3)
Stock-based compensation	1.0	7.5	-	-	-	8.5
Tax benefit from stock options exercised	-	5.6	-	-	-	5.6
Equity awards exercised	3.3	26.0	-	-	-	29.3
Dividends declared	-	-	(323.7)	-	-	(323.7)
Treasury stock purchased	-	-	-	(22.1)	-	(22.1)
Treasury stock retired	(1.0)	(0.5)	(20.6)	22.1	-	-

Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	(199.0)

Net Income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	99

1.  Background and Basis of Presentation

On 15 October 2012, James Hardie Industries was transformed from an Irish Societas Europaea (“SE”) to an Irish public limited company (“plc”) and has since operated under the name of James Hardie Industries plc.

Nature of Operations

James Hardie Industries plc (formerly James Hardie Industries SE) manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc (“JHI plc”) and its wholly-owned subsidiaries and a special purpose entity. Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and special purpose entity (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.

2.  Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ equity (deficit).

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of James Hardie Industries plc, its wholly-owned subsidiaries and a variable interest entity (“VIE”). All intercompany balances and transactions have been eliminated in consolidation.

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	100

Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

Although the Company has no ownership interest in AICF, for financial reporting purposes the Company consolidates AICF as a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date.

For the fiscal years ended 31 March 2015 and 2014, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

	31 March
(US$1 = A$)	2015	2014	2013

Assets and liabilities	1.3096	1.0845	0.9597
Statements of operations	1.1419	1.0716	0.9694
Cash flows - beginning cash	1.0845	0.9597	0.9614
Cash flows - ending cash	1.3096	1.0845	0.9597
Cash flows - current period movements	1.1419	1.0716	0.9694

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	101

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written off, if necessary.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	102

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

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

See Note 7 for additional information.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.

Debt

The Company’s debt consists of senior unsecured notes, bilateral credit facilities and the AICF loan facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The term bilateral credit facilities are recorded at cost. The AICF loan facility is discussed later in this footnote under Asbestos-related Accounting Policies. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. See Note 13 for the Company’s fair value considerations.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	103

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

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory (“VMI”) agreement whereby revenue is recognized upon the transfer of title and risk of loss.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$11.5 million, US$9.5 million and US$8.9 million during the years ended 31 March 2015, 2014 and 2013, respectively. Advertising expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	104

prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the transactions being hedged are recognized. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

Compensation expense recognized for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	105

common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSU’s”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2015	2014	2013

Basic common shares outstanding	445.0	442.6	439.2
Dilutive effect of stock awards	1.4	2.0	1.4

Diluted common shares outstanding	446.4	444.6	440.6

(US dollars)	2015	2014	2013
Net income per share - basic	$0.65	$0.22	$0.10
Net income per share - diluted	$0.65	$0.22	$0.10

Potential common shares of 1.7 million, 1.9 million and 4.4 million for the years ended 31 March 2015, 2014 and 2013, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

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

Asbestos-related Accounting Policies

Asbestos Liability

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2076.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	106

The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued liability balances.

Insurance Receivable

The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	107

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheet.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.

Long-Term Debt

AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the AICF and Former James Hardie Companies (together, the “Obligors”).

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Asbestos Adjustments

The asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect a change in the actuarial estimate of the asbestos liability, insurance receivables and AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	108

Asbestos Impact on Statement of Cash Flows

Asbestos Adjustments

The asbestos adjustments, as recorded on the consolidated statements of operations (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.

Operating assets and liabilities related to Asbestos

Movements in the operating assets related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheet are reflected in the “cash flow from operating activities” section of the consolidated statement of cash flows as a change in operating assets and liabilities.

Payment to AICF

Payments made to AICF, by the Performing Subsidiary, under the terms of the AFFA are reflected in the consolidated statement of cash flows as a change in operating assets and liabilities.

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statement of cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. However, in April 2015, the FASB voted to propose a delay in the effective date of the ASU that would defer the effective date to annual reporting periods beginning after 15 December 2017. Also, the proposal allows for early adoption. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company is still evaluating the new standard and has not yet determined the potential effects on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, which provides explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting, or as a nonvesting condition that affects the grant-date fair value of an award. The amendments in ASU No. 2014-12 are effective for fiscal years and

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	109

interim periods within those years, beginning after 15 December 2015. The Company will adopt ASU 2014-12 prospectively, starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, which provides explicit guidance about the accounting for consolidation of certain legal entities. The amendments in ASU No. 2015-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. Due to the Company’s unique pecuniary and contractual interests in AICF, the Company does not expect this new standard to materially impact its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company will adopt ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2015	2014

Cash at bank and on hand	$60.0	$70.9
Short-term deposits	7.0	96.6

Total cash and cash equivalents	$67.0	$167.5

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2015 and 2014, which restricts the cash from use for general corporate purposes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	110

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2015	2014

Trade receivables	$131.0	$135.5
Other receivables and advances	3.1	4.7
Allowance for doubtful accounts	(0.8)	(1.0)

Total accounts and other receivables	$133.3	$139.2

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2015	2014

Balance at beginning of period	$1.0	$2.1
Adjustment to provision	(0.1)	0.2
Write-offs, net of recoveries	(0.1)	(1.3)

Balance at end of period	$0.8	$1.0

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2015	2014

Finished goods	$150.6	$132.7
Work-in-process	6.6	6.1
Raw materials and supplies	67.5	55.0
Provision for obsolete finished goods and raw materials	(6.7)	(7.3)

Total inventories	$218.0	$186.5

As of 31 March 2015 and 2014, US$22.2 million and US$18.3 million, respectively, of the Company’s finished goods inventory balance was held at third-party vendor managed inventory locations.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	111

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery	Construction
(Millions of US dollars)			and	in
Cost or valuation:	Land	Buildings	Equipment	Progress [1]	Total
At 31 March 2013	$18.5	$210.2	$994.7	$61.1	$1,284.5
Additions	11.7	18.9	39.8	54.8	125.2
Disposals	-	-	(2.2)	-	(2.2)
Other [2]	(1.5)	(15.6)	(43.7)	(0.5)	(61.3)
Exchange differences	-	(1.0)	(27.5)	-	(28.5)

At 31 March 2014	$28.7	$212.5	$961.1	$115.4	$1,317.7
Additions [3]	41.5	30.2	72.7	133.5	277.9
Disposals [4]	-	(1.7)	(6.6)	-	(8.3)
Exchange differences	-	(1.2)	(52.6)	-	(53.8)

At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5

Accumulated depreciation:
At 31 March 2013	$-	$(85.2)	$(540.4)	$-	$(625.6)
Charge for the year	-	(9.1)	(52.2)	-	(61.3)
Disposals	-	-	1.5	-	1.5
Other [2]	-	12.4	40.0	-	52.4
Exchange differences	-	1.0	17.1	-	18.1

At 31 March 2014	$-	$(80.9)	$(534.0)	$-	$(614.9)
Charge for the year	-	(9.3)	(60.9)	-	(70.2)
Disposals [4]	-	0.8	6.3	-	7.1
Exchange differences	-	1.2	23.4	-	24.6

At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)

Net book amount:
At 31 March 2014	$28.7	$131.6	$427.1	$115.4	$702.8
At 31 March 2015	$70.2	$151.6	$409.4	$248.9	$880.1

1	Construction in progress is presented net of assets transferred into service.

2	Reflects the reclassification of the Blandon assets and Australian Pipes assets which were classified as held for sale and were recorded in Prepaid expenses and other current assets on the consolidated balance sheets at 31 March 2014 and 2015.

3	Includes US$1.7 million of capitalized interest for the year ended 31 March 2015.

4	This balance includes the accounting impact associated with the purchase of the Company’s previously leased facility at Rosehill.

Depreciation expense for the years ended 31 March 2015, 2014 and 2013 was US$70.2 million, US$61.3 million and US$60.0 million, respectively. Included in property, plant and equipment are

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	112

restricted assets of AICF with a net book value of US$1.3 million and US$1.7 million as of 31 March 2015 and 2014, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the year ended 31 March 2013, the Company recorded asset impairment charges at a plant facility level of US$16.9 million in the USA and Europe Fibre Cement segment which is presented on the consolidated statement of operations and comprehensive income. During the fourth quarter of fiscal year 2013, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result the Company recorded impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant. The remaining impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer utilized to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market. The estimated fair value for the impaired property, plant and equipment was based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use. During the years ended 31 March 2015 and 2014, there were no asset impairment charges at a plant level which were recorded.

The Company recorded US$3.7 million of impairment charges related to individual assets for the year ended 31 March 2015, which is included in Cost of goods sold on the consolidated statement of operations and comprehensive income. There were no impairment charges related to individual assets for the years ended 31 March 2014 and 2013.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2015	2014

Trade creditors	$95.1	$94.0
Accrued interest	5.8	0.5
Other creditors and accruals	48.7	47.5

Total accounts payable and accrued liabilities	$149.6	$142.0

9.  Long-Term Debt

The Company holds two forms of long-term debt; bilateral credit facilities and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 5.04% and

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	113

nil at 31 March 2015 and 2014, respectively. The weighted average term of all outstanding debt is 6.8 years and 2.4 years at 31 March 2015 and 2014, respectively.

Bilateral Credit Facilities

At 31 March 2015, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	150.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	100.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2017	1.4%	125.0	75.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2019	-	40.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2019	-	50.0	-
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until May 2019	-	75.0	-

Total		$590.0	$75.0

The amount drawn under the combined credit facilities was US$75.0 million and nil at 31 March 2015 and 2014, respectively. The effective weighted average interest rate on the Company’s total outstanding credit facilities was 1.4% and nil at 31 March 2015 and 2014, respectively. The weighted average term of all credit facilities is 2.4 years at 31 March 2015 and 2014. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

In April and May 2014 we added credit facilities of US$150.0 million; US$25.0 million of these facilities mature in April 2017, US$50.0 million mature in April 2019 and US$75.0 million mature in May 2019. We also extended to March 2019 a US$40.0 million facility previously due to mature in March 2017.

In November 2014, we repaid and terminated a US$40.0 million credit facility maturing in April 2016 and replaced it with a new US$125.0 million credit facility maturing in November 2017.

The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2015, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all income, expense and other profit and loss statement impacts of AICF,

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	114

The Former James Hardie Companies and Marlew Mining Pty Limited (“Marlew”) and excluding assets, liabilities and other balance sheet items of AICF, the Former James Hardie Companies and Marlew, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, the Former James Hardie Companies and Marlew, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) and the Company under the AFFA.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, commencing 15 August 2015, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Other Non-Current Assets on the Company’s consolidated balance sheet in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount and debt issuance costs have an unamortized balance of US$2.5 million and US$8.1 million at 31 March 2015, respectively.

The senior notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc., each of which are wholly-owned subsidiaries of JHI plc. The net proceeds of the senior note offering were used for general corporate purposes, including the repayment of US$317.0 million of outstanding borrowings under bilateral credit facilities and the payment of related transaction fees and expenses.

The senior notes and guarantees are senior unsecured obligations of the issuer and guarantors and rank equal in right of payment with all of the issuer’s and guarantors’ existing and future senior debt; rank senior in right of payment to all of the issuer’s and guarantors’ existing and future subordinated debt; are structurally subordinated to all liabilities of the Company’s existing and future subsidiaries that do not guarantee the senior notes; and are effectively subordinated in right of payment to all of the issuer’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness.

Before 15 February 2018, the issuer may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, to but excluding, the redemption date. The issuer may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

On or after 15 February 2018, the issuer may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning February 15, of the years indicated:

Year	Percentage
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

In addition, if a change of control triggering event occurs with respect to the senior notes, as defined in the indenture, the issuer may be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to, but not including, the date of the purchase.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of James Hardie International Group Limited, James Hardie Building Products Inc., James Hardie Technology Limited and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2015, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange.

The listing on the GEM enables James Hardie International France Limited to pay interest on the senior notes free from Irish withholding tax.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2015	2014
Balance at beginning of period	$31.4	$27.1
Accruals for product warranties	16.0	14.0
Settlements made in cash or in kind	(12.2)	(9.7)

Balance at end of period	$35.2	$31.4

11. Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see “Note 2 – Summary of Significant Accounting Policies.”

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Change in estimates:
Change in actuarial estimate - asbestos liability	$(129.0)	$(340.3)	$(163.0)
Change in actuarial estimate - insurance receivable	16.6	31.2	27.9
Change in estimate - AICF claims-handling costs	1.1	0.9	5.9

Subtotal - Change in estimates	(111.3)	(308.2)	(129.2)
Recovery of Insurance Receivables	-	15.2	11.9
Gain on foreign currency exchange	144.7	97.2	0.2

Total Asbestos Adjustments	$33.4	$(195.8)	$(117.1)

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2015. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

The following table sets forth the Central Estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2015:

	Year Ended 31 March 2015
(Billions of US and Australian dollars, respectively)	US$	A$
Central Estimate - Discounted and Inflated	1.636	2.143
Central Estimate - Undiscounted but Inflated	2.094	2.743
Central Estimate - Undiscounted and Uninflated	1.196	1.566

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMGA as of 31 March 2015. For additional information, please see the full actuarial report of KPMGA, which is available in its entirety on the Company’s Investor Relations website at http://www.ir.jameshardie.com.au.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2076, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.

The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.5 billion (US$1.2 billion) to A$3.6 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.9 billion (US$1.4 billion) to A$4.9 billion (US$3.8 billion) as of 31 March 2015. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2015 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the third consecutive year. One of the critical assumptions is the estimated peak

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

year of mesothelioma disease claims, which is currently to occur in the period 2014/15 to 2016/17. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMGA has determined that if claims reporting does not begin to reduce until after 2018/19 together with increased claims reporting from 2026/27 onwards, the discounted central estimate could increase by approximately 26% on a discounted basis. At 31 March 2015, KPMGA has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a long-term conclusion on the basis of two years’ experience.

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

		For the Years Ended 31 March
	2015	2014	2013	2012	2011

Number of open claims at beginning of period	466	462	592	564	529
Number of new claims	665	608	542	456	494
Number of closed claims	637	604	672	428	459
Number of open claims at end of period	494	466	462	592	564
Average settlement amount per settled claim	A$ 254,209	A$ 253,185	A$ 231,313	A$ 218,610	A$ 204,366
Average settlement amount per case closed	A$ 217,495	A$ 212,944	A$ 200,561	A$ 198,179	A$ 173,199

Average settlement amount per settled claim	US$ 222,619	US$ 236,268	US$ 238,615	US$ 228,361	US$ 193,090
Average settlement amount per case closed	US$ 190,468	US$ 198,716	US$ 206,892	US$ 207,019	US$ 163,642

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2015	2014
Asbestos liability – current	$(131.6)	$(134.5)
Asbestos liability – non-current	(1,290.0)	(1,571.7)

Asbestos liability – Total	(1,421.6)	(1,706.2)

Insurance receivable – current	16.7	28.0
Insurance receivable – non-current	161.9	198.1

Insurance receivable – Total	178.6	226.1

Workers’ compensation asset – current	4.5	4.3
Workers’ compensation asset – non-current	45.5	47.6
Workers’ compensation liability – current	(4.5)	(4.3)
Workers’ compensation liability – non-current	(45.5)	(47.6)

Workers’ compensation – Total	-	-

Loan facility	(13.6)	(47.0)
Other net liabilities	(1.5)	(0.8)
Restricted cash and cash equivalents and restricted short-term investment assets of AICF	22.0	60.3

Net AFFA liability	$(1,236.1)	$(1,467.6)

Deferred income taxes – current	15.9	16.5
Deferred income taxes – non-current	389.3	455.2

Deferred income taxes – Total	405.2	471.7

Income tax payable	19.2	16.7

Net Unfunded AFFA liability, net of tax	$(811.7)	$(979.2)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2015:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets[1]	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[2]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2014	$(1,706.2)	$226.1	$471.7	$(47.0)	$60.3	$15.9	$(979.2)
Asbestos claims paid[3]	135.1				(135.1)		-
Payment received in accordance with AFFA					113.0		113.0
AICF claims-handling costs incurred (paid)	1.6				(1.6)		-
AICF operating costs paid - non claims-handling					(2.5)		(2.5)
Change in actuarial estimate	(129.0)	16.6					(112.4)
Change in claims handling cost estimate	1.1						1.1
Insurance recoveries		(29.1)			29.1		-
Change in non-actuarial estimate			38.3				38.3
Offset to Income Tax Payable			(22.0)				(22.0)
Funds received from NSW under loan agreement				(13.8)	13.8		-
Funds repaid to NSW under loan agreement				48.2	(48.2)		-
Other movements			0.4	(0.1)	2.2	4.8	7.3
Effect of foreign exchange	275.8	(35.0)	(83.2)	(0.9)	(9.0)	(3.0)	144.7

Closing Balance - 31 March 2015	$(1,421.6)	$178.6	$405.2	$(13.6)	$22.0	$17.7	$(811.7)

1	A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2015 and 2014, this amount was US$19.2 million and US$16.7 million, respectively. During the year ended 31 March 2015, there was a US$3.5 million favorable effect of foreign currency exchange in respect of income tax payable.

2	Other assets and liabilities include a provision for asbestos-related education and medical research contributions of US$1.4 million and US$1.7 million at 31 March 2015 and 2014, respectively.

Also included in other assets and liabilities are the other assets and liabilities of AICF, including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$1.5 million and US$0.8 million at 31 March 2015 and 2014, respectively. During the year ended 31 March 2015, there was US$0.2 million favorable effect of foreign currency exchange on these other assets and liabilities.

3	Claims paid of US$135.1 million reflects A$154.3 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

AICF Funding

On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of its free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2014 operating cash flows of US$322.8 million.

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF, with a further contribution of US$45.4 million (A$45.2 million) on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million). In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early contribution based on the Company’s free cash flow for the fiscal year ended 31 March 2012, the Company did not make a contribution to AICF in fiscal year 2014 in respect of the free cash flow for the fiscal year ended 31 March 2013.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$244.3 million, based on the exchange rate at 31 March 2015). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

To the extent that NSW’s source of funding the AICF Loan Facility is from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

12.  Derivative Instruments

The Company uses derivatives for risk management purposes and does not engage in speculative activity. A key risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including market related factors that impact the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded on the consolidated statements of operations and comprehensive income in Other (expense) income.

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In the prior fiscal year, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period. During the 2015 fiscal year, the Company elected to de-designate all of its foreign currency forward contracts that had been previously designated as cash flow hedges, and elected to discontinue hedge accounting. The gains will be reclassified into earnings in correspondence to the depreciation schedule of the underlying equipment purchases which were hedged.

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2015 and 2014, the Company had interest rate swap contracts with a total notional principal US$125.0 million.

At 31 March 2015, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 3.6 years. These contracts have a fair value of US$3.1 million and US$0.5 million at 31 March 2015 and 2014, respectively, which is included in Accounts payable. For the years ended 31 March 2015, 2014 and 2013, the Company included in Other (expense) income an unrealized loss of US$2.6 million and an unrealized gain of US$0.8 million and US$1.8 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.3 million, US$0.6 million and US$2.1 million for the years ended 31 March 2015, 2014 and 2013, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

At 31 March 2015, the Company had four interest rate swap contracts with an aggregate notional principal of US$125.0 million, with US$25.0 million maturing on 1 April 2015. The second contract was entered into in October 2013 with a notional principal of US$50.0 million, term of 5 years, fixed interest rate of 2.0% and a forward start date of October 2014. The remaining two contracts were entered into in December 2013 with notional principal amounts of US$25.0 million and US$25.0 million, terms of 6 years and 4 years, fixed interest rates of 2.3% and 1.5%, respectively, and a forward start date of July 2014.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period. During the year ended 31 March 2015, the Company elected to de-designate all of its foreign currency forward contracts that had been previously designated as cash flow hedges, and elected to discontinue hedge accounting. The foreign currency forward contracts which were previously designated as hedges and de-designated during the year had a gain classified in other comprehensive income of US$0.3 million at 31 March 2015. The gains will be reclassified into earnings in correspondence to the depreciation schedule of the underlying equipment purchases which were hedged.

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other (expense) income at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on the Company’s accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. For the years ended 31 March 2015 and 2014, the forward contracts not designated as a cash flow hedging arrangement had an unrealized loss of US$2.3 million and an unrealized gain of US$1.8 million, respectively.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

notional amount and the fair value of the Company’s derivative instruments held at 31 March 2015 and 2014.

				Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2015		31 March 2014
	31 March 2015	31 March 2014	Assets	Liabilities	Assets	Liabilities
Derivatives accounted for as hedges
Foreign currency forward contracts	$-	$9.7	$-	$-	$0.5	$-

Derivatives not accounted for as hedges
Interest rate swap contracts	125.0	125.0	-	3.1	-	0.5
Foreign currency forward contracts	3.6	124.0	-	0.2	1.8	-

Total	$128.6	$258.7	$-	$3.3	$2.3	$0.5

13.  Fair Value Measurements

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

At 31 March 2015, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, interest rate swaps and foreign currency forward contracts.

Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, Trade Receivables and Trade Payables - These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Interest Rate Swaps - The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

Foreign Currency Forward Contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2015 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 31 March 2015	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$67.0	$67.0	$-	$-
Restricted cash and cash equivalents	27.0	27.0	-	-

Total Assets	$94.0	$94.0	$-	$-

Interest rate swap contracts included in Accounts Payable	3.1	$-	$3.1	$-
Forward contracts included in
Other Liabilities	0.2	-	0.2	-

Total Liabilities	$3.3	$-	$3.3	$-

14.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans,

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2015 and 31 March 2014, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$2.0 million and US$12.7 million, respectively. The decrease in the provision is a result of a higher rate of claim resolutions, fewer open claims at the end of the period and a continued reduction in the number of new claims received when compared to the prior corresponding full year.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2015. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for these matters, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these matters collectively could result in an additional loss of up to approximately US$0.5 million in excess of the amount already accrued, net of estimated third-party recoveries, at 31 March 2015.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2015:

Years ending 31 March (Millions of US dollars):
2016	$13.7
2017	10.3
2018	9.1
2019	7.0
2020	5.5
Thereafter	11.7

Total	$57.3

Rental expense amounted to US$16.7 million, US$18.0 million and US$20.6 million for the years ended 31 March 2015, 2014 and 2013, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2015.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

15.  Income Taxes

Income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Income from operations before income taxes:
Domestic	$145.5	$141.6	$110.6
Foreign	177.1	(87.0)	(76.9)

Total income before income taxes	$322.6	$54.6	$33.7

Income tax expense
Current:
Domestic	$(11.9)	$(8.9)	$(5.3)
Foreign	(39.3)	(9.7)	(15.1)

Current income tax expense	(51.2)	(18.6)	(20.4)

Deferred:
Domestic	(3.7)	(3.3)	0.7
Foreign	23.6	66.8	31.5

Deferred income tax benefit	19.9	63.5	32.2

Total income tax (expense) benefit	$(31.3)	$44.9	$11.8

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Income tax (expense) benefit at statutory tax rates	$(75.0)	$6.2	$8.8
US state income taxes, net of the federal benefit	(2.4)	(1.8)	(0.1)
Asbestos adjustments	48.3	30.2	(0.3)
Expenses not deductible	(3.4)	(2.1)	(2.0)
Non-assessable items	0.5	0.6	1.8
Foreign taxes on domestic income	(0.7)	-	-
Amortization of intangibles	2.8	1.7	2.0
Taxes on foreign income	(4.5)	(2.9)	1.1
Tax assessment in dispute	-	10.7	-
Other items	3.1	2.3	0.5

Total income tax (expense) benefit	$(31.3)	$44.9	$11.8

Effective tax rate	9.7%	(82.2%)	(35.0%)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2015	2014
Deferred tax assets:
Asbestos liability	$405.2	$471.8
Other provisions and accruals	46.3	52.5
Net operating loss carryforwards	17.0	12.8
Foreign tax credit carryforwards	107.0	135.4

Total deferred tax assets	575.5	672.5
Valuation allowance	(113.0)	(142.4)

Total deferred tax assets, net of valuation allowance	462.5	530.1

Deferred tax liabilities:
Depreciable and amortizable assets	(112.3)	(111.2)
Other	(3.7)	(6.9)

Total deferred tax liabilities	(116.0)	(118.1)

Net deferred tax assets	$346.5	$412.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At 31 March 2015, the Company had European tax loss carry-forwards of approximately US$6.0 million that are available to offset future taxable income, of which US$4.5 million will never expire. Carry-forwards of US$1.5 million will expire in fiscal years 2016 through 2024. At 31 March 2015, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

At 31 March 2015, the Company had Australian tax loss carry-forwards of approximately US$11.1 million that are available to offset future taxable income and which have an unlimited carry-forward period. The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. The Performing Subsidiary is able to claim a deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. The Company recognized a tax deduction of US$73.4 million (A$83.8 million) for the year ended 31 March 2015 relating to total contributions to AICF of US$412.3 million (A$419.1 million) incurred in years ended 31 March 2011 through 31 March 2015.

At 31 March 2015, the Company had foreign tax credit carry-forwards of US$107.0 million that are available to offset future taxes payable. At 31 March 2015, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2015. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

At 31 March 2015, the Company had income taxes currently payable of US$1.8 million, after taking into account total income tax paid, net of refunds received, during the year ended 31 March 2015 of US$29.9 million and withholding tax paid during the year ended 31 March 2015 of US$5.7 million. Income taxes were paid in Ireland, the United States, Canada, New Zealand and the Philippines. Withholding taxes were paid in the United States, Canada, Australia, New Zealand and the Philippines.

At 31 March 2015, the undistributed earnings of foreign subsidiaries approximated US$204.8 million. The Company intends to indefinitely reinvest the undistributed earnings of certain subsidiaries owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

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

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing and reviewing the Company’s respective jurisdictional income tax returns for various years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2012	$2.6	$0.9

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	2.6	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	(1.0)	-

Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

As of 31 March 2015, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

recognized, would affect the tax expense is US$0.8 million and US$0.3 million, respectively. The remaining US$4.1 million of unrecognized tax benefits would not affect the tax expense if recognized.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the year ended 31 March 2015 and 2014, expense of US$0.3 million and income of $0.1 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet. These liabilities are offset by deferred tax assets included in current assets on the Company’s consolidated balance sheet. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. Management believes that it is more likely than not that the full deferred tax asset will be realized.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

Interest Payments from Australia Tax Office (“ATO”)

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

16.   Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	31 March
(Millions of US dollars)	2015	2014	2013

Liability Awards Expense	$3.3	$4.5	$3.8
Equity Awards Expense	9.2	8.5	7.0

Total stock-based compensation expense	$12.5	$13.0	$10.8

As of 31 March 2015, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$12.2 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

2001 Equity Incentive Plan

Under the Company’s 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

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

Under the 2001 Equity Incentive Plan, the Company granted 329,192 and 315,749 restricted stock units to its employees in the years ended 31 March 2015 and 2014, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2015, there were 657,870 restricted stock units outstanding under this plan.

Long-Term Incentive Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders in 2012.

As of 31 March 2015, the Company had granted 9,079,932 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the grant documents or LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company. At 31 March 2015, there were no options outstanding under the LTIP.

At 31 March 2015, there were 3,350,131 restricted stock units outstanding under the LTIP.

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Equity Incentive Plan at 31 March 2015, 2014 and 2013:

Shares Available for Grant
Balance at 31 March 2013	24,503,783

Granted	(1,266,656)
New Shares Authorized	710,000

Balance at 31 March 2014	23,947,127

Granted	(1,192,225)
New Shares Authorized	2,000,000

Balance at 31 March 2015	24,754,902

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Stock Options

There were no stock options granted during the years ended 31 March 2015 and 2014. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2013	5,156,136	7.94

Exercised	(4,056,860)	7.89

Balance at 31 March 2014	1,099,276	8.11

Exercised	(587,496)	8.06

Balance at 31 March 2015	511,780	8.17

The total intrinsic value of stock options exercised was A$3.6 million and A$13.8 million for the years ended 31 March 2015 and 2014, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$1.4 million, US$5.6 million and US$3.5 for the years ended 31 March 2015, 2014 and 2013, respectively.

The following table summarizes outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2015:

	Options Outstanding				Options Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
6.38	103,080	2.7	6.38	915,350	103,080	6.38	915,350
8.40	223,700	1.6	8.40	1,534,582	223,700	8.40	1,534,582
8.90	185,000	0.7	8.90	1,176,600	185,000	8.90	1,176,600

Total	511,780			$3,626,532	511,780		$3,626,532

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$15.26 as of 31 March 2015, which would have been received by the option holders had those option holders exercised their options as of that date.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2013	4,004,368	5.99

Granted	1,266,656	9.11
Vested	(1,227,372)	5.42
Forfeited	(159,734)	6.38

Non-vested at 31 March 2014	3,883,918	7.17

Granted	1,192,225	11.00
Vested	(774,675)	6.63
Forfeited	(293,467)	6.90

Non-vested at 31 March 2015	4,008,001	8.44

Restricted Stock Units – service vesting

On 9 December 2014, 329,192 restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. On 16 September 2013 and 9 December 2013, 56,128 and 259,621, respectively, restricted stock units (service vesting) were granted to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

On 9 December 2014 and 5 March 2015, 220,984 and 1,901, respectively, restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued. On 9 December 2013, 24 January 2014 and 5 March 2014, 253,741, 4,281 and 950, respectively, restricted stock units (service vesting) that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units – performance vesting

The Company granted 403,716 and 461,019 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

2014 and 16 September 2013, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion. On 6 June 2014, 237,239 restricted stock units (performance vesting) that were granted on 7 June 2012 as part of the fiscal year 2012 long-term incentive award became fully vested and the underlying common stock was issued. On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the fiscal year 2011 long-term incentive award became fully vested and the underlying common stock was issued.

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

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 459,317 and 489,888 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2014 and 16 September 2013, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2015 and 2014, respectively:

Vesting Condition:	Market	Market
	FY15	FY14
Date of grant	16 Sep 2014	16 Sep 2013
Dividend yield (per annum)	4.5%	3.0%
Expected volatility	37.4%	43.3%
Risk free interest rate	1.6%	1.4%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	12.42	10.17
Number of restricted stock units	459,317	489,888

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

On 17 March 2015, 275,682 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 454,179 and 518,647 Scorecard LTI units on 16 September 2014 and 16 September 2013, respectively. These awards provide recipients a cash incentive based on JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 6 June 2014, 445,141 of the 716,536 Scorecard LTI units that were previously granted on 7 June 2011 as part of the FY2012 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 10 trading-day closing price of JHI plc’s common stock price.

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price prior to the vesting date.

17.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2013, 2014 and 2015:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

During fiscal year 2014, the Company announced a share buyback program to acquire up to 5% of its issued capital in the twelve months through May 2014. Under this program, the Company repurchased and cancelled 715,000 shares of its common stock during the first quarter of the current fiscal year. The aggregate costs of the shares repurchased and cancelled was A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73). Upon the expiration of the fiscal year 2014 program, the Company announced a new share buyback program (the “fiscal year 2015 program”) to acquire up to 5% of its issued capital. No shares have been repurchased or cancelled under the fiscal year 2015 program during the year ended 31 March 2015.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

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

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
USA & Europe Fiber Cement	$1,276.5	$1,127.6	$951.4
Asia Pacific Fiber Cement	380.4	366.2	369.9

Worldwide total	$1,656.9	$1,493.8	$1,321.3

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
USA & Europe Fiber Cement[2,3]	$285.9	$237.0	$145.6
Asia Pacific Fiber Cement[2,8]	94.1	81.1	61.7
Research and Development[2]	(26.0)	(24.4)	(26.0)

Segments total	354.0	293.7	181.3
General Corporate	(19.0)	(240.6)	(151.8)

Total operating income	335.0	53.1	29.5
Net interest expense[5]	(7.5)	(1.1)	2.4
Other (expense) income	(4.9)	2.6	1.8

Worldwide total	$322.6	$54.6	$33.7

		Total Identifiable Assets 31 March
(Millions of US dollars)		2015	2014
USA & Europe Fiber Cement		$959.3	$782.6
Asia Pacific Fiber Cement		279.8	235.1
Research and Development		20.7	19.7

Segments total		1,259.8	1,037.4
General Corporate[6,7]		784.7	1,066.6

Worldwide total		$2,044.5	$2,104.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

	Net Sales to Customers[1] Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
USA	$1,238.5	$1,094.6	$923.8
Australia	267.7	259.2	272.0
New Zealand	64.7	63.0	56.1
Other Countries	86.0	77.0	69.4

Worldwide total	$1,656.9	$1,493.8	$1,321.3

		Total Identifiable Assets 31 March
(Millions of US dollars)		2015	2014
USA		$956.4	$785.8
Australia		223.4	173.8
New Zealand		25.8	29.4
Other Countries		54.2	48.4

Segments total		1,259.8	1,037.4
General Corporate[6,7]		784.7	1,066.6

Worldwide total		$2,044.5	$2,104.0

1	Export sales and inter-segmental sales are not significant.

2	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Research & Development Years Ending 31 March
(Millions of US dollars)	2015	2014	2013
USA & Europe Fiber Cement	$6.1	$9.6	$11.9
Asia Pacific Fiber Cement	1.4	1.3	1.7
Research and Development[a]	24.2	22.2	23.6

	$31.7	$33.1	$37.2

a The Research and Development segment also included selling, general and administrative expenses of US$1.8 million, US$2.2 million and US$2.4 million in fiscal years 2015, 2014 and 2013, respectively.

3	Included in the USA and Europe Fibre Cement segment for the year ended 31 March 2013 are asset impairment charges of US$16.9 million. See Note 7 for further information.

4	The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in the General Corporate segment are the following:

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Asbestos Adjustments	$33.4	$(195.8)	$(117.1)
AICF SG&A expenses	2.5	2.1	1.7

5	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is net AICF interest income of US$1.4 million, US$2.9 million and US$7.0 million in fiscal years 2015, 2014 and 2013, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

6	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

7	Asbestos-related assets at 31 March 2015 and 2014 are US$657.3 million and US$812.4 million, respectively, and are included in the General Corporate segment.

8	Included in the Asia Pacific Fibre Cement segment for the years ended 31 March 2015, 2014 and 2013 are adjustments to the provision for New Zealand weathertightness claims. See Note 14 for more information.

	Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
New Zealand weathertightness claims benefit / (expense)	$4.3	$(1.8)	$(13.2)

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

These two customers’ accounts receivable represented 14% of the Company’s trade accounts receivable at 31 March 2015 and 2014. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2015		2014		2013
		%		%		%
Customer A	$177.4	10.7%	$174.2	11.7%	$223.0	16.9%
Customer B	143.4	8.7%	139.6	9.3%	137.7	10.4%

	$320.8		$313.8		$360.7

Approximately 25%, 27% and 30% of the Company’s net sales in fiscal year 2015, 2014 and 2013, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

19.  Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2015, there were reclassifications out of Accumulated other comprehensive income related to the de-designation of the cash-flow hedges.

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2014	$(0.3)	$0.9	$32.5	$33.1
Other comprehensive loss before reclassifications	-	-	(32.9)	$(32.9)
De-designation of cash flow hedges	-	(0.6)	-	(0.6)

Net current-period other comprehensive loss	-	(0.6)	(32.9)	(33.5)

Balance at 31 March 2015	$(0.3)	$0.3	$(0.4)	$(0.4)

20.  Subsequent Events

On 6 May 2015, the Company entered into a conditional sale agreement to sell its Australian fiber reinforced concrete pipes business (“Australian Pipes Business”). At the date of this annual report, the sale is still subject to the satisfactory completion of various contract conditions, but is expected to close in the first half of fiscal year 2016. The Company does not consider the disposition of the pipes business as a material divestiture or a strategic shift in the nature of its operations. The assets and liabilities of the Australian Pipes Business were classified as assets held for sale within Prepaid expenses and other current assets at 31 March 2015 and 2014.

James Hardie 2015 Annual Report on Form 20-F	143

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	(Millions of US dollars)
Description of Service	FY15	FY14	FY13
Audit fees[1]	$3.9	$3.1	$3.6
Audit-related fees[2]	0.1	-	-
Tax fees	-	-	-
All other fees	$-	$-	$-

1	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2015, 2014 and 2013.

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

James Hardie 2015 Annual Report on Form 20-F	144

SECTION 3

RISK FACTORS

Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. Readers should be aware that the occurrence of any of the events described in these risk factors, elsewhere in or incorporated by reference into this Annual Report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Risks Related to Our Business

Our business is dependent on the residential and commercial construction markets.

Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.

Any slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices and increased foreclosures, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Substantial and increasing competition in the building products industry could materially adversely affect our business.

Competition in the building products industry is based largely on price, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials, as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2015 Annual Report on Form 20-F	145

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.

We are expanding production capacity in anticipation of the continued improvement of the operating environment. We incurred significant capital expenditures in fiscal years 2015 and 2014, and we expect to incur significant capital expenditures through fiscal year 2017 and beyond on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fiber cement technologies.

We may incur unforeseen delays and/or cost overruns due to a variety of factors, including, but not limited to, an overall decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor leading to a loss in market share or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although our management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate and investors should not place undue reliance upon them.

Regulatory action and continued scrutiny may have an adverse effect on our business.

Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements, as well as significant regulatory action, including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.

Our Irish residency could also result in increased negative publicity related to us. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which

James Hardie 2015 Annual Report on Form 20-F	146

conduct substantial business in the United States but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of significant negative publicity in connection with the events that were considered by the “Special Commission of Inquiry” and the ASIC proceedings in Australia, which we believe has in the past contributed to declines in the price of our publicly traded securities.

We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

We are subject to risks generally associated with companies that operate in a global environment, which could have an adverse effect on our growth and financial performance.

Our operations are subject to risks inherent in multinational operations. These risks include, among others, compliance with a variety of local regulations and laws, changes in tax laws and the interpretations of those laws, fluctuation in currency values, sudden changes in foreign currency exchange controls, discriminatory and conflicting fiscal policies, difficulties enforcing intellectual property and contractual rights in certain jurisdictions, greater risk of uncollectable accounts and longer collection cycles, effective and immediate implementation of control environment processes across our diverse operations, compliance with applicable anti-corruption laws and imposition of more or new tariffs, quotas, trade barriers, export controls, sanctions, and/or similar restrictions in the various jurisdictions in which we operate.

Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and have an adverse effect on our business operations. All of these factors could result in increased costs or decreased revenues, and could have an adverse effect on our product sales, business, financial condition and/or results of operations.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 25%, 27% and 30% of our net sales in fiscal years 2015, 2014 and 2013, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could materially affect our business, results of operations and financial condition. We generally attempt to mitigate foreign exchange risk by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks, and had material foreign exchange contracts outstanding at 31 March 2015 to purchase €3.1 million. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2015 Annual Report on Form 20-F	147

We may be adversely affected by the current disruptions and volatility in the Eurozone.

The Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to general fiscal and economic weakening, including in Ireland, our country of domicile. Concerns regarding the Eurozone sovereign debt and banking crisis have resulted in instability and uncertainty in financial markets and adversely impacted market sentiment across Europe. These negative trends have caused considerable turbulence on the global financial and credit markets due to concerns related to the possible downgrading of the sovereign debt and fiscal instability of several Eurozone countries.

The ongoing uncertainty surrounding conditions in the Eurozone, and the impact it has on the world financial markets, may result in reduced access to credit for us. In addition, if conditions in the Eurozone deteriorate and the initiatives being implemented to resolve the sovereign debt and banking crisis ultimately fail, there is a risk of departure from the euro by one or more Eurozone countries, which may lead to volatility in foreign exchange rates as the negative effects of such a departure impact the world financial markets. Also, rescue measures that are or may be implemented to address the Eurozone sovereign debt and banking crisis may result in significant changes to the current tax structure in Eurozone countries, which could have a significant adverse effect on our effective tax rate on earnings.

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

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 at which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2015, we have accrued US$35.2 million for such warranties within “Accrued product

James Hardie 2015 Annual Report on Form 20-F	148

warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves within the notes to our consolidated financial statements included elsewhere in this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters: (i) the air, soil, and water quality of our plants; and (ii) the use, handling, storage, disposal and remediation of certain regulated materials currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of any certain regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to certain regulated materials or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

In addition, many of our products contain crystalline silica, which can be released in a respirable form in connection with manufacturing, and product installation, demolition, and handling or use. The inhalation of respirable crystalline silica, identified as a carcinogen by certain governmental entities, at high and prolonged exposure levels is known to be associated with silicosis and has been the subject of extensive tort litigation. Current standards may be heightened if a proposed rulemaking by the United States Occupational Health and Safety Administration is made final. If such an event occurs, we may also face future costs related to engineering and compliance to meet these new standards or regulations relating to crystalline silica. Additionally, there is a risk that claims for silica-related health effects could be made against us resulting in litigation. Although we carry what we believe to be appropriate workers’ compensation and third-party liability insurance limits, we cannot assure you that we will have adequate limits or resources to satisfy any future silica-related health effect claims. Nor can we assure you that this coverage will continue to be available at reasonable rates in the future. In addition, our sales could decrease if silica-related claims are made against us, or regulations impact the use of our products, and as a result, potential users may decide not to use our products. Such outcomes may have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, certain regulated materials, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other then-existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost to procure energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make

James Hardie 2015 Annual Report on Form 20-F	149

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

Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2015, the average NBSK pulp price relative to our US business was US$1,020 per ton, an increase of 5% compared to fiscal year 2014.

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

The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products. Therefore, a failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.

We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our business.

Our two largest customers individually account for over 10% of our net sales in one or all of the past three fiscal years. These two customers’ accounts receivable represented 14% of our trade accounts receivable at both 31 March 2015 and 2014. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2015 Annual Report on Form 20-F	150

homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which would have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Our financial performance could be impacted by a customer’s inability to pay amounts owed.

Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses have been impacted by the recent economic environment, disruptions to the capital and credit markets and decreased demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our reliance on third-party distribution channels could impact our business.

We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject us to losses and affect our ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. Further, our ability to effectively manage inventory levels at distributor locations may be impaired under such arrangements, which could increase expenses associated with excess and obsolete inventory and negatively impact cash flows.

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

Because we own assets and manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;
•	changing laws and policies;
•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and
•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

James Hardie 2015 Annual Report on Form 20-F	151

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

Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property, such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor nondisclosure agreements and contractual provisions and a system of internal and technical safeguards to protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

Our systems may be subject to security breaches and other cyber security incidents.

We may face attempts by others to penetrate our computer systems and networks to misappropriate our proprietary information and technology or interrupt our business. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs are critical to our business. To the extent that any disruptions or security breaches are uninsured and result in a loss or damage to our data, or in inappropriate disclosure of proprietary information, it could cause significant damage to our reputation, affect our relationships with our customers and ultimately harm our business.

Severe weather, natural disasters and climate change could have an adverse effect on our overall business.

Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and others. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

James Hardie 2015 Annual Report on Form 20-F	152

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

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring companies to include in their Annual Report on Form 20-F a report of management on our internal controls over financial reporting that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal control over financial reporting. As of 31 March 2015, our management concluded that our internal controls over financial reporting are effective. Moreover, as of March 31 2015, our independent registered public accounting firm was satisfied with our internal controls and the level at which our controls are documented, designed, operated and reviewed. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock and American Depository Shares. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our use of accounting estimates involves judgment and could impact our financial results.

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to

James Hardie 2015 Annual Report on Form 20-F	153

the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to our results, based upon materiality and significant judgments and estimates are described in Note 2 to our consolidated financial statements in Section 2. In addition, as discussed in the notes to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions we used in preparing our financial statements are subsequently found to be incorrect, there could be a material impact on our results of operations.

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

We may not be able to obtain financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financings on favorable terms would have a negative effect on our ability to execute our business strategy.

We will need to seek additional capital in the future to refinance or replace existing long term indebtedness. We may also need to seek additional capital in the future to meet current or future business plans, meet working capital needs or for other reasons. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may experience liquidity issues and have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other

James Hardie 2015 Annual Report on Form 20-F	154

measures to conserve cash in order to meet future cash flow requirements. Moreover, the terms of any such additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

At 31 March 2015, we had approximately US$400.0 million aggregate principal amount of unsecured debt outstanding (which includes US$75.0 million under the bilateral credit facilities and US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023 issued by James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc) and no secured debt outstanding. We also had approximately US$515.0 million of availability under the bilateral credit facilities at 31 March 2015.

Our significant amount of debt and our debt service obligations could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position.

For example, it could:

•	make it more difficult for us to satisfy our debt service obligations or refinance our indebtedness;
•	increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are and will continue to be at variable rates of interest;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and industry;
•	place us at a disadvantage compared to competitors that may have proportionately less debt;
•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and
•	increase our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial

James Hardie 2015 Annual Report on Form 20-F	155

liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the bilateral credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$6.0 million change in annual cash interest expense under the bilateral credit facilities.

Asbestos-Related Risks

Our wholly-owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI plc, AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

We have recorded a gross asbestos liability of US$1,421.6 million in our consolidated financial statements as of 31 March 2015, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$811.7 million at 31 March 2015. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$718.1 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

James Hardie 2015 Annual Report on Form 20-F	156

Potential escalation in proven claims made against, and associated costs of, AICF could require the Company to increase its annual funding payments of up to its obligation of 35% of our free cash flow, as defined in the AFFA, beyond their currently anticipated expiration, which may cause the Company to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated), future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments, as well as future economic conditions.

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMGA, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay to AICF our current annual funding payments of up to 35% of our free cash flow, as defined in the AFFA and on which our asbestos liability is based, for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income (loss) at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2015 Annual Report on Form 20-F	157

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

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows derived from our Australian operations and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA. As a result, any unfavorable fluctuations in the US dollar (the majority of our revenues is derived from sales in US dollars) or other currencies against the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUS/USD exchange rate will cause unpredictable volatility in our reported results for the foreseeable future. For example, during fiscal years 2015, 2014 and 2013, we recorded favorable adjustments of US$144.7 million, US$97.2 million and US$0.2 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

Any unfavorable fluctuation in the US dollar and the other currencies from which we derive our sales compared to the Australian dollar could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The AFFA imposes certain nonmonetary obligations.

Under the AFFA, we are also subject to certain nonmonetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would have a material adverse effect on the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the

James Hardie 2015 Annual Report on Form 20-F	158

Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, and non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s-length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups, with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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

There is no certainty that the AICF Loan Facility will remain in place for its entire term.

Drawings under the AICF Loan Facility, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the facility will remain in place for its intended term.

If the AICF Loan Facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, as well as employee morale and the market prices of our publicly traded securities.

James Hardie 2015 Annual Report on Form 20-F	159

We may have insufficient Australian taxable income to utilize tax deductions.

We may not have sufficient Australian taxable income to utilize the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Certain AFFA tax conditions may not be satisfied.

Despite ATO rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.

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

Risks Related to Ireland

The rules and regulations applying to us as an Irish plc may change.

We became an Irish public limited company in calendar year 2012. As an Irish plc, our board meetings are held in and all strategic decisions are made in Ireland. However, there can be no assurance that Irish or another jurisdiction’s law will not become more restrictive or otherwise disadvantageous to us.

Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The “Irish Takeover Rules” would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADS) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may

James Hardie 2015 Annual Report on Form 20-F	160

also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse impact on the market value of our securities.

Risks Related to Taxation

Our effective income tax rate could increase and materially adversely affect our business.

We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2015 Annual Report on Form 20-F	161

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Income Tax Treaty is determined on an annual basis and we could be audited by the Internal Revenue Service (“IRS”) for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.

We believe that interest, royalties and dividends paid by our US subsidiaries to our Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty.

We believe that, under the limitation on benefits (“LOB”) provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Income Tax Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

We believe that, under the US-Ireland Income Tax Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Income Tax Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2012 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2015 Annual Report on Form 20-F	162

LEGAL PROCEEDINGS

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, tax contingencies, New Zealand weathertightness claims and the matters described in the Other Legal Matters sections below. For further details, see “Section 3 – Risk Factors” of this Annual Report.

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

In fiscal years 2015, 2014 and 2013, we recorded an income tax benefit of nil, US$0.3 million and US$0.2 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and the Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2012. We are no longer subject to examinations by the Netherlands tax authority, for tax years prior to tax year 2010. We are no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2011.

New Zealand Weathertightness Claims

Our New Zealand subsidiaries have been and, at times, continue to be joined in a number of construction defect claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims have often involved multiple parties and alleged that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims have typically included allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each

James Hardie 2015 Annual Report on Form 20-F	163

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

We have made a provision for the asserted and unasserted claims within Other Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and Other Receivables.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued.

Fewer new claims have been received in the past fiscal year, due to the passage of time from the key construction period (1998-2004), and due to the application of statutory limitation periods. We expect this trend to continue.

For further information, see Note 14 to our consolidated financial statements in Section 2.

Other Legal Matters

Environmental

Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Other Product Liability

As of 31 March 2015, one of our US subsidiaries has been named as a defendant in 13 related lawsuits in eight separate US federal district courts. One lawsuit was filed between March 2014 and March 2015, adding to the 12 lawsuits already pending as of the end of March 2014. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by generally the same underlying plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defences to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions.

James Hardie 2015 Annual Report on Form 20-F	164

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2015, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2015. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2015.

The effectiveness of our internal control over financial reporting as of 31 March 2015 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2015 Annual Report on Form 20-F	165

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc:

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2015 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2015 and 2014, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended 31 March 2015, and our report dated 21 May 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

21 May 2015

James Hardie 2015 Annual Report on Form 20-F	166

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2015	2014	2013
Fiber Cement United States and Canada	2,066	1,915	1,681
Fiber Cement Australia	480	464	446
Fiber Cement New Zealand	148	141	142
Fiber Cement Philippines	182	176	166
Pipes Australia	66	63	62
Fiber Cement Europe	64	58	53
Research & Development, including Technology	129	133	155
General Corporate	43	33	33
Total Employees	3,178	2,983	2,738

As of the end of 31 March 2015, of the 3,178 average number of people employed, approximately 212 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 125 and 87 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members, as such, it is possible that some of the employees covered by the collective agreements may not be members of a union. Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.

LISTING DETAILS

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through CHESS, via CUFS. CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CDN. The CUFS are listed and traded on the ASX under the symbol “JHX.”

We have also listed our securities for trading on the NYSE. We sponsor a program, whereby beneficial ownership of five CUFS is represented by one ADS. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”), under the symbol “JHX.” Previously, the Bank of New York Mellon (“BNY”) acted as the depository for our ADS program, however, during fiscal year 2015, we changed depositary and appointed Deutsche Bank Trust Company Americas (“Deutsche Bank”) in place of BNY. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

James Hardie 2015 Annual Report on Form 20-F	167

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Price History

The trading prices of JHI plc CUFS and ADSs on the ASX and NYSE respectively are as follows:

JHI plc CUFS on ASX
Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2015	15.67	11.16
31 March 2014	15.21	8.47
31 March 2013	10.50	6.87
31 March 2012	7.99	4.66
31 March 2011	8.05	5.05
Fiscal quarter ended:
31 March 2015	15.67	11.64
31 December 2014	13.49	11.16
30 September 2014	14.42	11.89
30 June 2014	14.74	13.02
31 March 2014	15.21	12.18
31 December 2013	12.68	9.89
30 September 2013	10.74	8.62
30 June 2013	10.51	8.47
Month ended:
30 April 2015	16.19	14.15
31 March 2015	15.67	14.72
28 February 2015	15.18	12.60
31 January 2015	13.42	11.64
31 December 2014	13.49	11.45
30 November 2014	12.65	11.96

JHI plc ADS on NYSE
Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2015	68.51	48.39
31 March 2014	72.26	39.97
31 March 2013	54.00	34.00
31 March 2012	40.90	25.23
31 March 2011	36.96	22.01
Fiscal quarter ended:
31 March 2015	60.68	48.39
31 December 2014	55.00	48.87
30 September 2014	66.36	51.84
30 June 2014	68.51	60.54
31 March 2014	72.26	55.72
31 December 2013	58.00	47.90
30 September 2013	50.96	39.40
30 June 2013	54.03	41.29
Month ended:
30 April 2015	62.20	57.20
31 March 2015	60.68	55.68
28 February 2015	59.59	50.69
31 January 2015	54.09	48.39
31 December 2014	55.00	49.60
30 November 2014	54.55	51.38

Trading on the Australian Securities Exchange

The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed

James Hardie 2015 Annual Report on Form 20-F	168

company with trading being undertaken by brokers licensed under the Australian Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. Australian Eastern Standard Time on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.

Trading on the New York Stock Exchange

In the United States, five JHI plc CUFS equal one JHI plc ADS. Our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.

Fees and Charges Payable by Holders of our ADSs

The following is a summary of the fee provisions of our deposit agreement with Deutsche Bank. For more complete information regarding our ADS program, investors are directed to read the entire deposit agreement, a copy of which has been filed as Exhibit 2.1 to this Annual Report.

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;
•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•	expenses for cable, telex and fax transmissions and delivery services;
•	expenses incurred for converting foreign currency into US dollars;
•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

James Hardie 2015 Annual Report on Form 20-F	169

If any tax or other governmental charge becomes payable with respect to any security on deposit, such tax or other governmental charge is payable by the ADS holder to Deutsche Bank. Deutsche Bank may refuse to affect any transfer or withdrawal of a deposited security until such payment is made. Deutsche Bank may withhold any dividends or other distributions or may sell for the account of the ADS holder any part or all of the deposited securities, and may apply such dividends, other distributions, or proceeds of any such sale in payment of such tax or other governmental charge and the ADS holder will remain liable for any deficiency.

Generally, Deutsche Bank collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Additionally, Deutsche Bank collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Deutsche Bank may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. Deutsche Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.

As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (no reimbursements of this type were paid by Deutsche Bank in fiscal 2015); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year. In addition, Deutsche Bank agreed to reimburse or waive certain legal, printing and advertising and promotional costs relative to our transfer of the ADS program from BNY (US$58,929 during fiscal 2015). Previously, BNY agreed to reimburse us for expenses we incurred that were related to administrative and maintenance expenses of the ADS program. BNY also agreed to pay the standard out-of-pocket maintenance costs for the ADS and to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. For fiscal years ended 31 March 2015 and 2014, BNY waived US$80,746 and US$100,132, respectively, in fees for standard, out-of-pocket maintenance costs for the administration of the ADS program.

James Hardie 2015 Annual Report on Form 20-F	170

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total shares (or Units) purchased	Average price paid per share (or Unit) in US$	Total shares purchased as part of publicly announced programs [1]	Maximum number of shares that may yet be purchased under the programs [1]
April 1 - 30, 2014	0.4	12.72	2.3	19.8
May 1 - 21, 2014	0.3	12.76	2.6	19.5
May 22 - 31, 2014	-	-	-	22.2
June 1 - 30, 2014	-	-	-	22.2
July 1 - 30, 2014	-	-	-	22.2
August 1 - 31, 2014	-	-	-	22.2
September 1 - 30, 2014	-	-	-	22.2
October 1 - 31, 2014	-	-	-	22.2
November 1 - 30, 2014	-	-	-	22.2
December 1 - 31, 2014	-	-	-	22.2
January 1 - 31, 2015	-	-	-	22.2
February 1 - 28, 2015	-	-	-	22.2
March 1 - 31, 2015	-	-	-	22.2

1	During fiscal year 2015, the Company operated two separate share repurchase programs. The first program (the “fiscal year 2014 program”) to repurchase up to 5% of our issued share capital (approximately 22.1 million shares) was announced on 23 May 2013 and expired on 21 May 2014. Under the fiscal year 2014 program, we repurchased approximately 2.7 million shares at a cost of US$31.2 million, of which 715,000 shares at a cost of US$9.1 million were purchased in the first quarter of fiscal year 2015. The second program (the “fiscal year 2015 program”) to repurchase up to 5% of our issued share capital (approximately 22.2 million shares) was announced on 22 May 2014. No shares were repurchased or cancelled under the fiscal year 2015 program.

James Hardie 2015 Annual Report on Form 20-F	171

MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Our corporate domicile is in Ireland and our registered office is located at the Corporate Address. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. The following is a summary of the key provisions contained in our current Memorandum and Articles of Association. As a result of the recent enactment of the Companies Act 2014 in Ireland, which is set to become effective on 1 June 2015, we intend to present two special resolutions for shareholder approval to make certain amendments to the Memorandum of Association and to adopt revised Articles of Association. Additional details regarding such proposals will be contained in the 2015 Notice of Annual General Meeting and related materials.

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

We also have the usual powers of an Irish plc. These include the power to borrow, to charge assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.

Provisions of Our Articles of Association Related to Directors

General and borrowing powers

Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors also will be granted certain specific powers by our Articles of Association, including:

•	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;
•	the power to appoint attorneys to act on our behalf;

James Hardie 2015 Annual Report on Form 20-F	172

•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and
•	the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.

The directors’ borrowing powers can be varied by amending the relevant article in accordance with Irish law. This would require a ‘special resolution’ of shareholders (i.e., a resolution which has been passed by not less than 75% of votes cast (in person or by proxy) at a duly convened and quorate general meeting of shareholders).

Under Irish law, directors have a common law fiduciary duty to act in the best interest of an Irish plc and to exercise good faith and due care and skill. Directors also have statutory duties that mainly relate to administrative obligations.

In addition to the powers granted to our directors as outlined above, the table below sets forth a summary of other provisions contained within our Articles of Association related to Directors:

Provision	Details
Power to vote on proposals, arrangements or contracts in which the director is materially interested

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

Power to vote on compensation

The maximum aggregate remuneration of the non-executive directors is US$2,300,000 and can be changed from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

There is no requirement for our shareholders to approve the remuneration policy. The Company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.

James Hardie 2015 Annual Report on Form 20-F	173

Issuance of Shares; Pre-emptive Rights

We have been registered with one class of shares; however, our Articles of Association will allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.

Shareholders may authorize us (acting through our directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).

The Board has the power: (a) to issue shares up to a maximum of our authorized share capital; and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the board to issue shares.

Our Articles of Association grant these authorizations to the Board, which will expire (unless renewed) on 13 August 2017.

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

James Hardie 2015 Annual Report on Form 20-F	174

purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that we may acquire our own shares.

In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognized stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the NYSE, NASDAQ and the London Stock Exchange are the recognized stock exchanges for this purpose.

As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our Articles of Association, outlined above, provided we do not treat such acquisition as a purchase.

A redemption or repurchase of shares may only be funded out of distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.

Under Irish Company Law, the Board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish Company Law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.

Unless otherwise required by an Irish plc’s Articles of Association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish plc’s issued share capital is present or represented.

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

James Hardie 2015 Annual Report on Form 20-F	175

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

Our quorum for general meetings is two or more persons who alone or jointly hold or represent by proxy at least 5% of the Company’s issued share capital and who are entitled to vote upon the business to be transacted.

Our quorum for meetings of a separate class of shareholders is one or more persons who alone or jointly hold or represent by proxy at least 5% in nominal value of the issued shares of the class.

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

All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

•	by instructing CDN, as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;
•	by directing CDN to appoint itself (or another person) as the nominated proxy pursuant to a voting instruction form provided by the Company; or
•	by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will first be necessary to convert them back to CUFS.

ADS holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to Deutsche Bank, as the ADS depositary on how to instruct CDN to vote at a meeting.

Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.

James Hardie 2015 Annual Report on Form 20-F	176

Annual Report

Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. We prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Irish GAAP and lay those accounts before the AGM. The annual accounts will also include report of an independent accountant.

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

Dividends

Dividends and distributions of assets to shareholders may be declared: (a) in the case of dividends, by the Board; or (b) upon the recommendation of the Board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the Board.

Dividends and distributions may only be made in-so-far as: (a) we have sufficient distributable profits; and (b) our net assets are in excess of the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

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

Our Board determines the record dates at which time registered holders of our shares, including CDN issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars.

James Hardie 2015 Annual Report on Form 20-F	177

Deutsche Bank, our ADS depositary, receives dividends in US dollars directly from JHI plc on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

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

James Hardie 2015 Annual Report on Form 20-F	178

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

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:

•	such person’s interest was below 5% of our issued share capital prior to such acquisition and equals or exceeds 5% after such acquisition;

James Hardie 2015 Annual Report on Form 20-F	179

•	such person’s interest was equal to or above 5% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 5.8% to 6.3% or from 8.2% to 7.9%); and
•	where such person’s interest was equal to or above 5% of our issued share capital before a disposition and falls below 5% as a result of such disposition.

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

Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly, by action or legal proceeding. If a person fails to respond to us when we make a request for information in the manner described above, we may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from us. Such restrictions, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.

Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership reporting requirement applies whether or not the holders are residents of the United States. The determination of whether to file a Schedule 13D or a Schedule 13G depends primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.

Company Books of Accounts

The Company is responsible for ensuring that it keeps proper books of account and appropriate accounting systems. The measures taken by the Directors to secure compliance with the Company’s obligation to keep proper books of account are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Section 202 of the Irish Companies Act, 1990. The Company also has a Group Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The books of account are kept at the Corporate Address.

James Hardie 2015 Annual Report on Form 20-F	180

MATERIAL CONTRACTS

In addition to the other contracts that are described elsewhere in this Annual Report, including without limitation the AFFA and certain other related agreements, our stock option plans and certain material employment contracts described in “Section 1 – Remuneration” and any material contracts that have been entered into in the ordinary course of business, the following are the contracts we consider to be material to us. All contracts described below have been filed as exhibits to this Annual Report and are hereby incorporated by reference, and the summary below is qualified in its entirety by reference to the full texts of such contracts.

US Dollar Cash Advance Facilities

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on LIBOR, plus the margins of individual lenders, and is payable at the end of each draw-down period. At 31 March 2015, we had US$75.0 million drawn under our combined term facilities which totaled US$590.0 million.

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

TAXATION

The following summarizes the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this Annual

James Hardie 2015 Annual Report on Form 20-F	181

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

Prospective investors should consult their tax advisors regarding the particular tax consequences of acquiring, owning and disposing of shares of our common stock, including the effect of any foreign, state or local taxes.

United States Taxation

The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) an individual who is a citizen or resident of the United States (as defined for US federal income tax purposes); (2) a corporation or other entity created or organized in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source; or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for US federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.

This summary does not comprehensively describe all possible tax issues that could influence a current or prospective US Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of US Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The summary is based on the Internal Revenue Code, applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this Annual Report.

James Hardie 2015 Annual Report on Form 20-F	182

Treatment of ADSs

For US federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.

Taxation of Distributions

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

Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable income years beginning after 31 December 2012, “qualified dividend income” is generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.

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

James Hardie 2015 Annual Report on Form 20-F	183

The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in US dollars of that foreign currency on the date a US Shareholder receives it. A US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt and will recognize ordinary US source gain or loss when it sells or exchanges the foreign currency. US Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed US$200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.

Credit of Foreign Taxes Withheld

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

Sale or Other Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a US Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the US Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual US Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the US Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the US Shareholder is a US citizen residing outside the United States and certain other conditions are met.

Capital Gain Rates

Effective 1 January 2013, long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.

Passive Foreign Investment Company Status

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

James Hardie 2015 Annual Report on Form 20-F	184

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

Controlled Foreign Corporation Status

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

US Federal Income Tax Provisions Applicable to Non-United States Holders

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

James Hardie 2015 Annual Report on Form 20-F	185

is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.

US Information Reporting and Backup Withholding

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

Treatment of ADSs

In general, for Irish tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this Annual Report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.

James Hardie 2015 Annual Report on Form 20-F	186

Irish Dividend Withholding Tax

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

Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:

•	an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;
•	a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;
•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;
•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or
•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; and
•	provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at the standard rate of income tax unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.

James Hardie 2015 Annual Report on Form 20-F	187

Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.

Prior to 31 July 2013, non-resident shareholders who were entitled to an exemption, as outlined above, were generally able to receive dividends without any dividend withholding tax and without the need to complete the aforementioned non-resident declaration forms, pursuant to a waiver we have received from the Irish Revenue authorities.

From 31 July 2013, shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

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

Irish Taxes on Income and Capital Gains

Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realized on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realized (subject to the availability of exemptions).

James Hardie 2015 Annual Report on Form 20-F	188

Capital Acquisitions Tax

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

Irish Stamp Duty

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

James Hardie 2015 Annual Report on Form 20-F	189

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our Corporate Headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2015 Annual Report on Form 20-F	190

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our AFFA liability and commodity price risk relative to changes in prices of commodities we use in production.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes. There can be no assurance that we will be successful in these mitigation strategies or that fluctuation in interest rates, commodity prices and foreign currency exchange rates will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues is produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Section 3 – Risk Factors” of this Annual Report.

For our fiscal year ended 31 March 2015, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	74.7%	16.2%	3.9%	5.2%
Expenses[2]	77.8%	13.1%	3.2%	5.9%
Liabilities (excluding borrowings)[2]	30.9%	68.0%	0.6%	0.5%

For our fiscal year ended 31 March 2014, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	73.3%	17.4%	4.2%	5.1%
Expenses[2]	62.5%	29.7%	3.2%	4.6%
Liabilities (excluding borrowings)[2]	17.9%	80.4%	1.2%	0.5%

1	Comprised of Philippine pesos and euro.

James Hardie 2015 Annual Report on Form 20-F	191

2	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 11 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2015, foreign exchange contracts outstanding included contracts to purchase €3.1 million.

As of 31 March 2014, foreign exchange contracts outstanding included contracts to purchase A$119.4 million and €17.1 million. The significant forward contract to purchase Australian dollars at 31 March 2014 represented our efforts to hedge against the variation in the Australian dollar between the 21 March 2014 record date of our 125 year anniversary special dividend, and the payment of the dividend on 30 May 2014.

For further information, see Note 12 to our consolidated financial statements in Section 2.

Funding Under the AFFA

The A$ to US$ assets and liabilities rate moved from 1.0845 as of 31 March 2014 to 1.3096 as of 31 March 2015, a 20.8% movement, resulting in a US$144.7 million favorable impact on our fiscal year 2015 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$1,064.8 million and that we do not hedge this foreign exchange exposure, a 10% movement in the A$ to US$ exchange rate (at the 31 March 2015 exchange rate of 1.3096) would have approximately a US$73.9 million and US$90.3 million favorable or unfavorable impact, respectively, on our net income.

For fiscal year 2014, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$1,061.9 million and that we did not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to US$ exchange rate (at the 31 March 2014 exchange rate of 1.0845) would have had approximately an US$89.0 million and US$108.8 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our credit facilities. As of 31 March 2015 and 2014, all of our credit facilities were subject to variable interest rate. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of the individual lenders and is payable at the end of each draw-down period. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$6.0 million change in annual cash interest expense under the bilateral credit facilities.

James Hardie 2015 Annual Report on Form 20-F	192

From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2015, we had interest rate swap contracts with a total notional principal of US$125.0 million and a fair value of US$3.1 million, which are included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay fixed interest rates while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2015, we had US$75.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

At 31 March 2014, we had no amounts outstanding under our credit facilities.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process; however, fiscal year 2015 demonstrated some volatility in other raw materials, largely in the price of freight and utilities such as gas and electricity. These fluctuations were driven by the economic impact of the fluctuating price of oil, driven by the rise of fracking operations across the United States. As a result of the movement in the price of oil, and the wider uncertain economic conditions, we expect that the price of pulp, cement and energy/utility prices will fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into various sourcing arrangements that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.

We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2015 would have resulted in +/- US$21.0 million or 1.9% impact on our cost of sales for fiscal year 2015.

For fiscal year 2014, we had assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2014 would have resulted in +/- US$18.5 or 1.9% impact on our cost of sales for fiscal year 2014.

James Hardie 2015 Annual Report on Form 20-F	193

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

As of 30 April 2015, JHI plc had 445,680,673 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 12,095 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. Options and RSU’s issued by the Company carry no voting rights.

At 30 April 2015, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Geographic Distribution of Beneficial Ownership of James Hardie Industries plc

The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March:

Geographic Region	31 March 2015	31 March 2014
United States	39.66%	41.37%
Australia	38.37%	34.34%
United Kingdom	5.94%	4.64%
Europe (excluding the United Kingdom)	5.23%	4.19%
Asia	3.98%	4.31%
Other	1.79%	1.79%
Unanalyzed	5.03%	9.36%

As of 30 April 2015, 0.21% of the outstanding shares of our common stock was held by 82 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2015, 1.14% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.35% of our outstanding capital stock was registered to 85 US holders as of 30 April 2015.

Distribution Schedule of James Hardie Industries plc

The following table shows a distribution of the holders of our CUFS at 30 April 2015:

Size of Holding Range	CUFS		Options
	Holders	Holdings	Holders	Holdings
1-1,000	5,919	2,771,100	-	-
1,001-5,000	4,864	11,106,725	11	21,450
5,001-10,000	749	5,347,612	11	82,444
10,001-100,000	502	11,388,608	10	295,286
100,001 and over	61	415,066,628	1	112,600
Totals	12,095	445,680,673	33	511,780

James Hardie 2015 Annual Report on Form 20-F	194

Based on the closing price of A$14.61 on 30 April 2015, there were 265 CUFS holders that held less than a marketable parcel of shares.

Substantial CUFS holders of James Hardie Industries plc

The following table identifes those CUFS holders who beneficially owned 5% or more of our ordinary shares at 30 April 2015, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2015, which was 445,680,673 shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
FMR LLC and FIL Limited [1]	36,903,554	8.28%
Baillie Gifford & Co [2]	35,688,372	8.01%
Lazard Asset Management Pacific Co [3]	28,720,923	6.44%
National Australia Bank Limited Group [4]	28,198,184	6.33%
Commonwealth Bank of Australia [5]	25,245,664	5.66%
BlackRock Group [6]	22,495,341	5.05%

1	FMR LLC and its affiliates, became a substantial shareholder on 23 July 2009, and through subsequent sales and purchases, increased its holding to 36,903,554 shares as of 31 December 2014, as reported on a Schedule 13G/A filed with the SEC on 13 February 2015.

2	Baillie Gifford & Co and its affiliated companies most recently became a substantial shareholder on 12 November 2009, and through subsequent sales and purchases, increased its holding to 35,688,372 shares as of 24 October 2014, as reported to the Company pursuant to Section 67 of the Irish Companies Act.

3	Lazard Asset Management Pacific Co most recently became a substantial shareholder on 29 April 2011, and through subsequent purchases and sales, decreased its holding to 28,720,923 shares as of 5 February 2015, as reported on a Form 604 filed with the ASX on 9 February 2015.

4	National Australia Bank Limited Group became a substantial shareholder on 25 May 2004, and through subsequent purchases and sales, increased its holding to 28,198,184 shares as of 16 June 2004, as reported on a Form 604 filed with the ASX.

5	Commonwealth Bank of Australia (“CBA”) and its affiliates became a substantial shareholder on 12 November 2009, however, CBA’s substantial holding status ceased when its holdings fell below 5% on 14 April 2014. On 2 June 2014, CBA became a substantial shareholder again, but ceased to be a substantial shareholder on 11 June 2014 when its holdings fell below 5%. On 5 August 2014, CBA again became a substantial shareholder; however, it ceased to be a substantial shareholder on 12 August 2014. On 15 August 2014, CBA most recently became a substantial shareholder, and through subsequent purchases and sales, currently holds 25,245,664 shares as of 31 December 2014, as reported on a Schedule 13G filed with the SEC on 12 February 2015.

6	BlackRock Group became a substantial shareholder on 10 August 2012; however, it ceased to be a substantial shareholder on 10 September 2012 when its holdings fell below 5%. BlackRock Group again notified the Company: (i) of its substantial shareholding status on each of 2 October 2012, 19 February 2013, 11 February 2014, 13 March 2014, 24 March 2014, 26 March 2014, 1 April 2014, 4 April 2014; and (ii) that it ceased to be a substantial shareholder on each of 2 November 2012, 22 November 2013, 28 February 2014, 17 March 2014, 25 March 2014, 28 March 2014, 3 April 2014, and 15 July 2014. As reported to the Company on a Form TR-1 dated 16 October 2014, Blackrock Group held 22,495,341 shares as of 16 October 2014.

James Hardie 2015 Annual Report on Form 20-F	195

As a result of the recent enactment of the Companies Act 2014 in Ireland, which is set to become effective on 1 June 2015, there will be a reduction from 5% to 3% in the threshold at which persons must disclose to us their ownership interest in our shares.

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2015

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	143,423,010	32.18%	1
J P Morgan Nominees Australia Limited	113,621,367	25.49%	2
National Nominees Limited	77,434,453	17.37%	3
Citicorp Nominees Pty Limited	30,772,585	6.90%	4
Citicorp Nominees Pty Limited	15,036,014	3.37%	5
BNP Paribas Noms Pty Ltd	11,442,674	2.57%	6
UBS Nominees Pty Ltd	1,780,018	0.40%	7
BNP Paribas Nominees Pty Ltd	1,597,817	0.36%	8
RBC Investor Services Australia Nominees Pty Ltd	1,161,554	0.26%	9
Australian Foundation Investment Company Limited	1,150,000	0.26%	10
Bond Street Custodians Limited	1,106,464	0.25%	11
AMP Life Limited	896,955	0.20%	12
RBC Investor Services Australia Nominees Pty Limited	858,753	0.19%	13
UBS Wealth Management Australia Nominees Pty Ltd	757,792	0.17%	14
Millenium Pty Ltd	675,000	0.15%	15
Carlton Hotel Limited	625,362	0.14%	16
HSBC Custody Nominees (Australia) Limited	596,249	0.13%	17
Share Direct Nominees Pty Ltd	539,456	0.12%	18
Sandhurst Trustees Ltd	519,740	0.12%	19
Gwynvill Investments Pty Limited	518,600	0.12%	20
TOTAL	404,513,863	90.75%

James Hardie 2015 Annual Report on Form 20-F	196

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentives
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
STI	Short-Term Incentives

James Hardie 2015 Annual Report on Form 20-F	197

Definitions

Financial Measures – Australian equivalent terminology

This document may contain financial measures that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure, as used in the Remuneration Report:

Management’s Discussion and Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies

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

James Hardie 2015 Annual Report on Form 20-F	198

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

Adjusted operating income and Adjusted operating income margin – Adjusted operating income and Adjusted operating income margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than operating income and operating income margin. Management has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Operating income	$335.0	$53.1	$29.5
Asbestos:
Asbestos adjustments	(33.4)	195.8	117.1
AICF SG&A expenses	2.5	2.1	1.7
Asset impairments	-	-	16.9
ASIC related expenses	-	-	2.6
New Zealand weathertightness claims	(4.3)	1.8	13.2
Non-recurring stamp duty	4.2	-	-
Adjusted operating income	304.0	252.8	181.0
Net Sales	$1,656.9	$1,493.8	$1,321.3
Adjusted operating income margin	18.3%	16.9%	13.7%

James Hardie 2015 Annual Report on Form 20-F	199

Adjusted net income – Adjusted net income is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Net income	$ 291.3	$ 99.5	$ 45.5
Excluding:
Asbestos:
Asbestos adjustments	(33.4)	195.8	117.1
AICF SG&A expenses	2.5	2.1	1.7
AICF interest income	(1.4)	(2.9)	(7.0)
Asset impairments	-	-	16.9
ASIC related expenses	-	-	2.6
New Zealand weathertightness claims	(4.3)	1.8	13.2
Non-recurring stamp duty	4.2	-	-
Asbestos and other tax adjustments	(37.5)	(99.1)	(49.2)
Adjusted net income	$ 221.4	$ 197.2	$ 140.8

James Hardie 2015 Annual Report on Form 20-F	200

Adjusted income tax expense and Adjusted effective tax rate – Adjusted effective tax rate is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Operating Income before income taxes	$322.6	$54.6	$33.7
Excluding:
Asbestos:
Asbestos adjustments	(33.4)	195.8	117.1
AICF SG&A expenses	2.5	2.1	1.7
AICF interest income	(1.4)	(2.9)	(7.0)
Asset impairments	-	-	16.9
New Zealand weathertightness claims	(4.3)	1.8	13.2
Non-recurring stamp duty	4.2	-	-
Adjusted Operating Income before income taxes	290.2	251.4	175.6

Income tax (expense) benefit	(31.3)	44.9	11.8
Asbestos-related and other tax adjustments	(37.5)	(99.1)	(49.2)
Adjusted income tax expense	$(68.8)	$(54.2)	$(37.4)

Effective tax rate	9.7%	(82.2%)	(35.0%)
Adjusted Effective Tax Rate on Earnings	23.7%	21.6%	21.3%

James Hardie 2015 Annual Report on Form 20-F	201

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2015	2014	2013
Selling, general and administrative (“SG&A”) expenses	$245.5	$224.4	$218.6

Excluding:
New Zealand weathertightness claims benefit (expenses)	4.3	(1.8)	(13.2)
AICF SG&A expenses	(2.5)	(2.1)	(1.7)
Non-recurring stamp duty	(4.2)	-	-
Adjusted SG&A Expenses	243.1	220.5	203.7

Net Sales	$1,656.9	$1,493.8	$1,321.3

SG&A expenses as a percentage of net sales	14.8%	15.0%	16.5%
Adjusted SG&A expenses as a percentage of sales	14.7%	14.8%	15.4%

James Hardie 2015 Annual Report on Form 20-F	202

EXHIBIT LIST

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
1.1	Memorandum of Association of James Hardie Industries plc, dated 15 October 2012	6-K	001-15240	99.2	15 October 2012
1.2	Articles of Association of James Hardie Industries plc, dated 15 October 2012	6-K	001-15240	99.2	15 October 2012
2.1	Amended and Restated Deposit Agreement, dated 1 October 2014, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder	F-6	333-198928	99.A	25 September 2014
2.2	Form of Lender Deeds of Confirmation, dated 23 June 2009, by and among James Hardie International Finance B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	F-4	333-160177	4.11	23 June 2009
2.3	Form of Novation Deed, dated 9 October 2009, by and among James Hardie International Finance Limited, James Hardie International Financial B.V., James Hardie Building Products Inc., James Hardie N.V. and Financier	F-4	333-165531	4.11	17 June 2010
2.4	Amended and Restated Common Terms Deed Poll, dated 21 January 2013, by and among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited	20-F	001-15240	2.2	27 June 2013
2.5	Form of 2013 Term (Bullet) Facility Agreement, by and among James Hardie International Finance Limited, James Hardie Building Products Inc and Financier	20-F	001-15240	2.1	27 June 2013
2.6	Form of 2014 Term (Bullet) Facility Agreement, by and among James Hardie International Finance Limited, James Hardie Building Products Inc and Financier	20-F	001-15240	2.1	26 June 2014

James Hardie 2015 Annual Report on Form 20-F	2 03

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.7	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	F-4	333-165531	4.12	17 June 2010
2.8	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	4.14	17 June 2010
2.9	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.34	17 June 2010
2.10	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.35	17 June 2010
2.11	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.37	17 June 2010
2.12	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.38	17 June 2010
2.13	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	20-F	001-15240	2.10	30 June 2010

James Hardie 2015 Annual Report on Form 20-F	204

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.14	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	2.12	30 June 2010
2.15	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.36	30 June 2010
2.16	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.39	30 June 2010
2.17	Indenture, dated February 10, 2015, by and among James Hardie International Finance Limited, the guarantors named therein and Deutsche Bank Trust Company Americas	6-K	001-15240	4.1	10 February 2015
2.18	Form of 5.875% Senior Note due 2023	6-K	001-15240	4.1	10 February 2015
4.1	Amended and Restated James Hardie Industries plc 2001 Equity Incentive Plan	20-F	001-15240	4.1	02 July 2012
4.2	James Hardie Executive Incentive Plan 2009	F-4	333-160177	10.2	23 June 2009
4.3	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006	S-8	333-190551	4.2	12 August 2013
4.4	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto	20-F	001-15240	4.15	07 July 2005
4.5	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto	20-F	001-15240	4.16	07 July 2005

James Hardie 2015 Annual Report on Form 20-F	205

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.6	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors	20-F	001-15240	4.9	08 July 2008
4.7	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers	20-F	001-15240	4.10	08 July 2008
4.8	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees	F-4	333-160177	10.10	23 June 2009
4.9	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnities thereto*
4.10	Industrial Building Lease Agreement, effective 6 October 2000, by and between James Hardie Building Products Inc. and Fortra Fibre-Cement L.L.C.	20-F	001-15240	4.25	07 July 2005
4.11	Amended and Restated Stock Purchase Agreement, dated 12 March 2002, by and between BPB US Holdings, Inc.	20-F	001-15240	4.27	07 July 2005
4.12	Deed of Release – Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton	20-F	001-15240	4.23	29 September 2006
4.13	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales	20-F	001-15240	4.25	29 September 2006
4.14	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	6-K	001-15240	99.4	05 January 2007

James Hardie 2015 Annual Report on Form 20-F	206

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.15	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited	20-F	001-15240	4.22	06 July 2007
4.16	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales	20-F	001-15240	4.60	06 July 2007
4.17	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales	20-F	001-15240	4.27	06 July 2007
4.18	Deed Poll, dated June, 11, 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed	20-F	001-15240	4.27	08 July 2008
4.19	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.22	08 July 2008
4.20	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.23	08 July 2008
4.21	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.24	08 July 2008

James Hardie 2015 Annual Report on Form 20-F	207

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.22	Amended and Restated Final Funding Agreement – Address for Service of Notice on Trustee, dated 13 June 2008	20-F	001-15240	4.25	08 July 2008
4.23	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.27	23 June 2009
4.24	Deed of Confirmation, dated June 23 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.37	10 July 2009
4.25	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V.	20-F	001-15240	4.30	30 June 2010
4.26	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds.	20-F	001-15240	4.25	29 June 2011
4.27	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011
4.28	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011

James Hardie 2015 Annual Report on Form 20-F	208

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.29	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.28	02 July 2012
4.30	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.29	02 July 2012
4.31	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.37	26 June 2014
4.32	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales*
8.1	List of significant subsidiaries of James Hardie Industries plc*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

James Hardie 2015 Annual Report on Form 20-F	209

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm*
15.2	Consent of KPMG Actuarial Pty Limited*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith

James Hardie 2015 Annual Report on Form 20-F	210

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/S/ LOUIS GRIES
Louis Gries
Date: 21 May 2015		Chief Executive Officer

This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/S/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 21 May 2015		Chairman