Form 20-F
period 2016-03-31
James Hardie Industries plc
filed 2016-05-19
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2016

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

Natasha Mercer

Corporate Secretary

(Contact name)

353 1411 6924 (Telephone)                 353 1479 1128 (Facsimile)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, represented by CHESS Units of Foreign Securities	New York Stock Exchange*
CHESS Units of Foreign Securities	New York Stock Exchange*
American Depositary Shares, each representing one unit of CHESS Units of Foreign Securities	New York Stock Exchange
*	Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

445,579,351 shares of common stock at 31 March 2016

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

☐  Yes  ☒  No

2016

ANNUAL REPORT

ON FORM 20-F

James Hardie 2016 Annual Report on Form 20-F	i

Page(s)

Form 20-F Cross-Reference Index	ii

Section 1	1

Introduction	1

Selected Financial Data	1

Information on the Company	3

History and Development of the Company	3

Business Overview	5

Organizational Structure	13

Property, Plants and Equipment	14

Directors, Senior Management and Employees	18

James Hardie Executive Team	18

Board of Directors	23

Remuneration Report	29

Corporate Governance Report	69

Section 4	219

SHARE/CHESS Units of Foreign Securities Information	219

Glossary of Abbreviations and Definitions	222

Exhibit List	227

Signatures	235

James Hardie 2016 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)

PART 1

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable

Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	1-3

B. Capitalization and Indebtness	Not applicable

C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	170-187

Item 4. Information on the Company

A. History and Development of the Company	3-7; 10-11; 16-17

B. Business Overview	5-13

C. Organizational Structure	5; 13

D. Property, Plants and Equipment	14-17; 115

Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects

A. Operating Results	96-111

B. Liquidity and Capital Resources	112-116

C. Research and Development, Patents and Licenses, etc	11-12

D. Trend Information	116

E. Off-Balance-Sheet Arrangements	116

F. Tabular Disclosure of Contractual Obligations	117

G. Safe Harbor	89-90
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	18-28

B. Compensation	29-68

C. Board Practices	23-28; 69-88

D. Employees	192

E. Share Ownership	59-60; 64-68

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders	219-221

B. Related Party Transactions	79

C. Interests of Experts and Counsel	None
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information	118-168; 202-203

B. Significant Changes	None

Item 9. The Offer and Listing

A. Offer and Listing Details	192-195

B. Plan of Distribution	Not applicable

C. Markets	193-194

D. Selling Shareholders	Not applicable

James Hardie 2016 Annual Report on Form 20-F	iii

FORM 20-F CROSS REFERENCE (continued)

Page(s)

PART 1 (continued)

E. Dilution	Not applicable

F. Expenses of the Issue	Not applicable

Item 10. Additional Information
A. Share Capital	Not applicable

B. Memorandum and Articles of Association	197-206

C. Material Contracts	206

D. Exchange Controls	206

E. Taxation	206-215

F. Dividends and Paying Agents	Not applicable

G. Statement by Experts	Not applicable

H. Documents on Display	215

I. Subsidiary Information	Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	216-218

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not applicable

B. Warrants and Rights	Not applicable

C. Other Securities	Not applicable

D. American Depositary Shares	194-195

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	190-191

Item 16A. Audit Committee Financial Expert	83

Item 16B. Code of Business Conduct and Ethics	81-82

Item 16C. Principal Accountant Fees and Services	169

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	196

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	69-88

Item 16H. Mine Safety Disclosures	15-16

PART III
Item 17. Financial Statements	Not applicable

Item 18. Financial Statements	118-168

Item 19. Exhibits	227-234

James Hardie 2016 Annual Report on Form 20-F	1

SECTION 1

INTRODUCTION

James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and trim and soffit lining, internal linings, facades and floor and tile underlay. Our current primary geographic markets include the United States of America (“US”, “USA” or the “United States”), Canada, Australia, New Zealand, the Philippines and Europe.

James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland. Except as the context otherwise may require, references in this Annual Report on Form 20-F (this “Annual Report”) to “James Hardie,” the “James Hardie Group,” the “Company,” “JHI plc,” “we,” “our” or “us” refer to James Hardie Industries plc, together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference.

For certain information about the basis of preparing the financial information in this Annual Report, see “Section 2 – Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements.” For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; and the term “A$” refers to Australian dollars. For the exchange rates used to convert Australian dollar denominated amounts into US dollars, see Note 2 to our consolidated financial statements in Section 2.

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

SELECTED FINANCIAL DATA

We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2016 and 2015, and our consolidated statements of operations and comprehensive income, cash flows for each of the years ended 31 March 2016, 2015 and 2014 and changes in shareholders’ (deficit) equity, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).

James Hardie 2016 Annual Report on Form 20-F	2

The selected consolidated financial information, summarized below for the five most recent fiscal years has been derived in part from the Company’s consolidated financial statements. You should read the selected consolidated financial information in conjunction with the Company’s consolidated financial statements and related notes contained in “Section 2 – Consolidated Financial Statements” and with the information provided in “Section 2 – Management’s Discussion and Analysis.” Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	(Millions of US dollars)
Consolidated Statement of Operations Data	2016	2015	2014	2013	2012
Net sales	$1,728.2	$1,656.9	$1,493.8	$1,321.3	$1,237.5
Income from operations[1]	244.4	291.3	99.5	45.5	604.3
Net income[1]	$244.4	$291.3	$99.5	$45.5	$604.3

	(Millions of US dollars)
Consolidated Balance Sheet Data	2016	2015	2014	2013	2012
Total assets	$2,040.4	$2,044.5	$2,104.0	$2,113.2	$2,310.0
Net assets	(225.2)	(202.6)	(199.0)	18.2	126.4
Common stock	$231.4	$231.2	$230.6	$227.3	$224.0

	(Number)
Shares	2016	2015	2014	2013	2012
Basic weighted average number of common shares	445.3	445.0	442.6	439.2	436.2
Diluted weighted average number of common shares	447.2	446.4	444.6	440.6	437.9

	(US dollar)
Earnings Per Share	2016	2015	2014	2013	2012
Income from operations per common share — basic	$0.55	$0.65	$0.22	$0.10	$1.39
Net income per common share — basic	0.55	0.65	0.22	0.10	1.39
Income from operations per common share — diluted	0.55	0.65	0.22	0.10	1.38
Net income per common share — diluted	0.55	0.65	0.22	0.10	1.38
Dividends declared per share	0.58	0.60	0.73	0.43	0.04
Dividends paid per share	$0.58	$0.88	$0.45	$0.43	$0.04

Other Financial Data	2016	2015	2014	2013	2012
Net cash provided by operating activities (Millions of US dollars)	$ 260.4	$ 179.5	$ 322.8	$ 109.3	$ 387.2
Net cash used in investing activities (Millions of US dollars)	(66.6)	(277.9)	(118.8)	(59.7)	(49.9)
Net cash used in financing activities (Millions of US dollars)	$ (154.4)	$ (4.6)	$ (186.3)	$ (158.7)	$ (84.4)
Volume (million square feet)
North America and Europe Fiber Cement[2]	2,000.5	1,849.7	1,696.9	1,488.5	1,331.8
Asia Pacific Fiber Cement[3]	449.6	456.2	417.2	393.7	392.3
Net Sales (Millions of US dollars)
North America and Europe Fiber Cement	$ 1,386.3	$1,276.5	$ 1,127.6	$ 951.4	$ 862.0
Asia Pacific Fiber Cement[3]	$ 341.9	$ 380.4	$ 366.2	$ 369.9	$ 375.5
Average sales price per unit (per thousand square feet)
North America and Europe Fiber Cement	US$ 676	US$ 675	US$ 652	US$ 626	US$ 642
Asia Pacific Fiber Cement[3]	A$ 1,020	A$ 942	A$ 930	A$ 901	A$ 906

1

Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, Australian Securities and Investments

James Hardie 2016 Annual Report on Form 20-F	3

Commission (“ASIC”) related (expenses) recoveries, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness claims expenses. Income from operations and net income in fiscal year 2012 includes an income tax benefit of US$485.2 million recognized upon RCI Pty Ltd’s successful appeal of the Australian Taxation Office’s (“ATO”) disputed 1999 amended tax assessment.

	(Millions of US dollars)
Other Financial Data	2016	2015	2014	2013	2012
Asbestos adjustments benefit (expense)	5.5	33.4	(195.8)	(117.1)	(15.8)
AICF SG&A expenses	(1.7)	(2.5)	(2.1)	(1.7)	(2.8)
AICF interest (expense) income	(0.3)	1.4	2.9	7.0	3.3
ASIC related expenses	-	-	-	(2.6)	(1.1)
Asset impairments	-	-	-	(16.9)	(14.3)
Non-recurring stamp duty	-	(4.2)	-	-	-
New Zealand weathertightness claims[4]	(0.5)	4.3	(1.8)	(13.2)	(5.4)

For additional information on asbestos adjustments, AICF SG&A expenses, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 7, 11 and 14 to our consolidated financial statements in Section 2.

2	During the year ended 31 March 2016, the Company changed the name of its USA and Europe segment to the North America and Europe segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same.

3	Asia Pacific Fiber Cement segment includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Island Nations.

4	The Company began separately disclosing New Zealand weathertightness claims expense in fiscal year 2013 and did so for fiscal year 2012 for comparative purposes only.

INFORMATION ON THE COMPANY

History and Development of the Company

James Hardie was established in 1888 as an import business, listing on the Australian Securities Exchange (“ASX”) in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990.

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

James Hardie 2016 Annual Report on Form 20-F	4

In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch public limited liability company to a Societas Europaea (“SE”), a European public limited liability company. This was the first stage of a two-stage re-domicile proposal to change our registered corporate domicile from the Netherlands to Ireland. On 17 June 2010, we implemented Stage 2 of the re-domicile and changed our registered corporate domicile to Ireland to become an Irish SE, becoming an Irish tax resident on 29 June 2010. On 15 October 2012, we converted from an Irish SE into our current corporate form, an Irish public limited company (“plc”).

We conduct our operations under legislation in various jurisdictions. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.

The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 111 Eight Avenue – 13th Floor, New York, New York 10011. The address of our registered office in Australia is Level 3, 22 Pitt Street, Sydney NSW 2000 and the telephone number there is +61 2 8845 3360. Our share registry is maintained by Computershare Registry Services Pty Ltd. All enquires and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000, toll free within Australia: 1 300 855 080 or toll free from the US 1 855 298 3404.

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

In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF for the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are entitled to appoint three directors, including the Chairman and the New South Wales (“NSW”) Government is entitled to appoint two directors.

Under the terms of the AFFA, subject to the operation of an annual cash flow cap, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for US GAAP purposes, we consider JHI plc to be the primary beneficiary of AICF.

James Hardie 2016 Annual Report on Form 20-F	5

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

Corporate Structure

The following diagram summarizes our current corporate structure:

Business Overview

General Overview of Our Business

Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under various Hardie brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Artisan® by James Hardie, Cemplank®, Scyon® and HardieLinea®.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2016	2015	2014
North America and Europe Fiber Cement	$1,386.3	$1,276.5	$1,127.6
Asia Pacific Fiber Cement	341.9	380.4	366.2
Total Net Sales	$1,728.2	$1,656.9	$1,493.8

James Hardie 2016 Annual Report on Form 20-F	6

Products

We manufacture a wide-range of fiber cement building materials for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, fencing and facades. While there are some market specific products, our core product ranges, being planks, which are used for external siding and flat sheets, are used for internal and external wall linings and floor underlayments and are sold across all of the markets in which we operate.

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

Significant New Products

In the United States, new products released over the last three years include HardieReveal2.0™ panel system, James Hardie® Insulated Lap Siding and Trim, HardieTrim® 2x™ board,

James Hardie 2016 Annual Report on Form 20-F	7

HardieTrim® NT3® Roughsawn board, HardieTrim® Mouldings, Artisan® V-Rustic premium exterior siding, custom colors using our ColorPlus® Technology, and an improved touch-up accessory to support ColorPlus® products.

In Australia and New Zealand, new products released over the last three years include the ARChitectural™ Prefinished panel range for commercial applications, including Invibe® panels with Chromashield® Technology and Inraw® panels. Extensions to the existing Stria® cladding products have been launched to provide Stria® Standard 325mm, Stria® Wide 405mm, and Splayed 255mm cladding profiles. Similarly, Axon® cladding has now been extended to provide Axon® Smooth 133mm, Axon® Smooth 400mm, and Axon® Grained 133mm cladding.

In Australia only, our HardieDeck™ system provided a major new product application launch in 2015. HardieBrace®, a new online calculator tool, offers a way to simplify structural bracing calculations. Modcem® modular flooring has provided an entry into commercial flooring applications. Similarly, Systemboard™ cladding provided a niche multi-story construction product application. Additions to the range of building science offerings include HardieWrap® weather barrier, HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care and ZeroLot Wall Systems. Due to an evolution of the market in Australia, the Scyon® range of products has been repositioned under the James Hardie brand as James Hardie® products including Scyon® technology.

In New Zealand only, over the same timeframe, Secura® Interior Flooring, Secura® Exterior Flooring, Axent™ Fascia, HomeRAB® 4.5mm Pre Cladding, HardieGlaze®, Stria® Cladding, Axon® 400 and 133 Grained Cladding, Linea® Oblique™ Cladding and Easy Lap™ Panel have been launched.

In the Philippines, new products released over the past three years include the extension of the established Hardieflex™ board range with the inclusion of Hardieflex™ Wet Area Walls lining and Hardieflex™ Pro products, primarily for wet area application, and HardieFlex® Flooring.

The European business has launched HardieFloor™ Structural Flooring, and has developed an innovative range of products focused on improving acoustic performance of buildings, including HardieFloor dB™ Structural Acoustic Flooring, and HardieQStrip™ Acoustic Batten.

Principal Markets for Our Products

United States, Canada and Europe

In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, engineered wood, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.

James Hardie 2016 Annual Report on Form 20-F	8

Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in the North America accounts for the largest portion of our net sales, accounting for 78%, 75% and 73% of our total net sales in fiscal years 2016, 2015 and 2014, respectively.

In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural or engineered wood, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.

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

In Australia, competition for fiber cement has intensified over the past decade, with two competitors establishing fiber cement manufacturing facilities and competition from imports continuing to grow. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.

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

James Hardie 2016 Annual Report on Form 20-F	9

along with the increased use of gypsum in fiber cement applications. We see fiber cement having long-term growth potential not only in the Philippines, but across Asia and the Middle East, as the benefits of its light-weight and durability become more widely recognized.

Seasonality

Our businesses are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually the quarter most affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See “Section 3 – Risk Factors.”

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

Cellulose Fiber

Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”

Silica

High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.

James Hardie 2016 Annual Report on Form 20-F	10

Cement

Cement is acquired in bulk from local suppliers. We continue to evaluate options on agreements with suppliers for the purchase of cement that can lock in our cement prices over longer periods of time.

Water

We use local water supplies and seek to process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we have sold fiber cement products in many other markets, including China, Mongolia, Denmark, Germany, Hong Kong, India, the Middle East (Israel, Saudi Arabia, Lebanon and the United Arab Emirates), various Pacific Islands, Singapore, South Korea, Taiwan, and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.

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

James Hardie 2016 Annual Report on Form 20-F	11

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

We view spending on research and development as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors. For fiscal years 2016, 2015 and 2014, our expenses for R&D were US$29.5 million, US$31.7 million and US$33.1 million, respectively.

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

James Hardie 2016 Annual Report on Form 20-F	12

In addition, we own a variety of licenses; industrial, commercial and financial contracts; and manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are is not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our research and development efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”

Governmental Regulation

As an Irish plc, we are governed by the Irish Companies Act 2014 and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Constitution” for additional information regarding the Irish Companies Act 2014 and regulations to which we are subject.

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

James Hardie 2016 Annual Report on Form 20-F	13

Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Organizational Structure

JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2016.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Finance Holdings 1 Ltd	Bermuda	Ireland
James Hardie Holdings Ltd	Ireland	Ireland
James Hardie International Finance Ltd	Ireland	Ireland
James Hardie International Group Ltd	Ireland	Ireland
James Hardie International Holdings Ltd	Ireland	Ireland
James Hardie New Zealand	New Zealand	New Zealand
James Hardie NZ Holdings	New Zealand	New Zealand
James Hardie North America Inc.	United States	United States
James Hardie Philippines Inc.	Philippines	Philippines
James Hardie Technology Ltd	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2016 Annual Report on Form 20-F	14

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

Manufacturing Capacity

At 31 March 2016, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
United States
Cleburne, Texas	Owned		466
Incremental capacity [2]			200
Peru, Illinois	Owned		560
Plant City, Florida	Owned		300
Incremental capacity [3]			300
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned		200
Waxahachie, Texas	Leased	[4]	360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[5]	190

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
Australia
Rosehill, New South Wales	Owned	[6]	180
Carole Park, Queensland	Owned		160
New Zealand
Auckland	Leased	[7]	75
Philippines
Cabuyao City	Owned	[8]	145

1	The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement manufacturing facility design and utilization capacities.

2	Estimated commission in fiscal year 2019.

3	Estimated commission in fiscal year 2017.

4	The lease for our Waxahachie location expires on 31 March 2020, at which time we have an option to purchase the facility.

5	We suspended production at our Summerville, South Carolina location in November 2008. At the time of this Annual Report, no decision has been made on the future of the Summerville location although we anticipate starting production at this location in the future.

6	In December 2014, we completed the purchase of the land and buildings previously leased at our Rosehill, New South Wales facility.

7	We exercised our option to renew the Auckland leases for a further term of 10 years prior to the leases’ expiry on 22 March 2016. The Auckland leases now expire on 22 March 2026, at which time we have an option to renew them for a further term of 10 years expiring in March 2036. There is no option to purchase at the expiration of the leases.

James Hardie 2016 Annual Report on Form 20-F	15

8	The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa.

Prior to the fourth quarter of fiscal year 2016, we disclosed an annual flat sheet design capacity based on operation of the machines for 24 hours per day, seven days per week, producing 5/16” medium density product at an optimal operating speed. However, beginning in the fourth quarter of fiscal year 2016, management determined that for measuring the annual flat sheet design capacity of the fiber cement network, the calculation should incorporate our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability and differing production speeds multiplied by 24 hours per day, seven days per week.

Based on the revised methodology noted above, for the year ended 31 March 2016, we had an annual flat sheet design capacity of 3,005 mmsf and 625 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2016, actual capacity utilization across our plants was an average of 70% and 73% in the United States and Asia Pacific, respectively.

Based on the revised methodology noted above, for the year ended 31 March 2015, we had an annual flat sheet design capacity of 3,041 mmsf and 559 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal 2015, actual capacity utilization across our plants was an average of 72% and 83% in the United States and Asia Pacific, respectively.

During the first quarter of fiscal year 2016, we completed the sale of our Blandon, Pennsylvania location and our Australian Pipes business.

Mines

We lease silica quartz mine sites in Tacoma, Washington, Reno, Nevada and Victorville, California. The lease for our quartz mine in Tacoma, Washington expires in February 2018 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. The lease for our silica mine site in Victorville, California expires on 31 May 2016. Further, we own rights to an additional property in Victorville, California. As of 30 April 2016, however, we have not begun to mine this site.

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2016, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate

James Hardie 2016 Annual Report on Form 20-F	16

additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.

Capital Expenditures

We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in equipment maintenance and upgrades to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2016	2015	2014
North America and Europe Fiber Cement	$42.8	$165.3	$72.4
Asia Pacific Fiber Cement	28.5	94.4	40.7
R&D and Corporate	1.9	16.5	2.3
Total Capital Expenditure	$73.2	$276.2	$115.4

Significant active capital expenditures

At 31 March 2016, the following significant capital expenditure projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Capacity Increase[1]
Plant City - 4th sheet machine	$70.5	$68.8	Q4 FY14	FY17	9%
Cleburne - 3rd sheet machine	$37.0	$35.7	Q4 FY14	FY19	6%

1	The expected capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds.

Significant completed capital expenditure projects

Following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Carole Park land and building purchase and capacity expansion	$85.3	FY14 - FY16
Plant City - 4th sheet machine	$68.8	FY14 - FY16
Fontana Plant re-commisioning	$49.0	FY13 - FY15
Rosehill land and buildings	$37.5	FY15
Cleburne - 3rd sheet machine	$35.7	FY14 - FY16
Tacoma land and buildings	$28.3	FY15

James Hardie 2016 Annual Report on Form 20-F	17

Capital Divestitures

During the three most recent fiscal years, we did not make any material capital divestitures. On 30 June 2015, we finalized the sale of our Australian Pipes business. Additionally, on 1 June 2015 we finalized the sale of our Blandon, Pennsylvania location. We do not consider the disposition of the pipes business or sale of Blandon, Pennsylvania location material divestitures or strategic shifts in the nature of our operations.

James Hardie 2016 Annual Report on Form 20-F	18

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

James Hardie Executive Team

Our management is overseen by our executive team, whose members cover the key areas of fiber cement research and development, production, manufacturing, investor relations, finance and legal.

Members of our executive team at 30 April 2016 (in alphabetical order) are:

Joe Blasko BSFS, JD

General Counsel and Chief Compliance Officer

Age 49

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011.

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

James Hardie 2016 Annual Report on Form 20-F	19

Mark Fisher BSc, MBA

Executive Vice President – International

Age 45

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

In January 2010, he was appointed Executive General Manager – International, responsible for the Company’s non-US businesses in Australia, New Zealand, Philippines and Europe and the Company’s windows business. Effective 16 October 2015, Mr Fisher’s title became Executive Vice President – International. Mr Fisher continues to be responsible for international fiber cement operations, as well as, the Company’s non-fiber cement business development activities. He continues to report to the Company’s Chief Executive Officer (“CEO”), Mr Louis Gries.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from University of Southern California, USA.

Louis Gries BSc, MBA

Chief Executive Officer

Age 62

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

He was appointed Interim CEO in October 2004 and became CEO in February 2005.

In April 2012, the Company announced that effective June 2012, Mr Gries would again assume responsibility for managing the US business. Effective 16 October 2015, responsibility for managing the Company’s Fiber cement operations in North America transitioned to Mr Ryan Sullivan and oversight of corporate responsibilities to Mr Matthew Marsh. As a result of this transition, Mr Gries is now focused on driving market demand growth for the Company’s fiber cement products and the continued creation of long-term shareholder value.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, USA.

James Hardie 2016 Annual Report on Form 20-F	20

Matthew Marsh BA, MBA

Chief Financial Officer and Executive Vice President – Corporate

Age 41

Matthew Marsh joined James Hardie as Chief Financial Officer (“CFO”) in June 2013. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit and financial operations.

Effective 16 October 2015, Mr Marsh’s role was expanded to include the role of Executive Vice President—Corporate. In this role, Mr Marsh continues his oversight of the Company’s overall financial management in addition to the oversight of

James Hardie’s global human resources, information systems, legal and compliance, and investor and media relations functions. He continues to report to the Company’s Chief Executive Officer, Mr Louis Gries.

After a 16-year career at General Electric Company (“GE”), Mr Marsh brings a strong background in financial management. Before joining James Hardie, Mr Marsh most recently served as CFO of GE Healthcare’s IT business. Prior to being named CFO of GE Healthcare IT, Mr Marsh oversaw the finance operations for GE Healthcare’s US Healthcare Systems and US Diagnostic Imaging businesses.

Prior to those appointments, Mr Marsh travelled globally with the GE Internal Audit Staff gaining extensive experience in several industries including appliances, information services, distribution and supply, aviation, plastics, financial services, capital markets and healthcare, across more than twenty countries. Mr Marsh has graduated from GE’s Financial Management Program (FMP).

Mr Marsh has a Bachelor of Arts in Economics and Public Affairs from Syracuse University, USA and an MBA from University of Chicago’s Booth School of Business, USA.

James Hardie 2016 Annual Report on Form 20-F	21

Sean O’Sullivan BA, MBA, Fellow AIRA

Vice President — Investor & Media Relations

Age 50

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

In November 2014, Mr O’Sullivan was inducted as a Fellow of the Australasian Investor Relations Association (AIRA).

Mr O’Sullivan has a Bachelor of Arts in Economics from Sydney University, Australia and an MBA from Macquarie Graduate School of Management, Australia.

James Hardie 2016 Annual Report on Form 20-F	22

Ryan Sullivan BSc, MS, MBA

Executive Vice President and President – James Hardie Building Products

Age 42

Ryan Sullivan joined James Hardie in 2004 as the ColorPlus Manufacturing Manager. Since then, he has worked for the Company as Director of Global R&D and Engineering Services and Director of North America Supply Chain. In 2012, he became Director of the ColorPlus Business Unit, with product line responsibility for the North American ColorPlus business. In 2013, he was appointed as Executive General Manager of the Southern Division with full P&L responsibility.

Effective 16 October 2015, Mr Sullivan was promoted to the position of Executive

Vice President and President — James Hardie Building Products. In this role, Mr Sullivan is responsible for the daily management of James Hardie Building Products’ fiber cement operations in North America, including manufacturing, supply chain and engineering operations, R&D and product development, and sales and marketing. He continues to report to the Company’s Chief Executive Officer, Mr Louis Gries.

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

James Hardie 2016 Annual Report on Form 20-F	23

Board of Directors

James Hardie’s directors have widespread experience, spanning general management, finance, law, marketing and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Members of the Board of Directors (the “Board”) at 31 March 2016 are:

Michael Hammes BS, MBA

Age 74

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

Other: Resident of the United States.

Last elected: August 2014

Term expires: August 2016

James Hardie 2016 Annual Report on Form 20-F	24

Donald McGauchie AO

Age 66

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

Other directorships: Chairman of Australian Wool Testing Authority (since 2005) and Director (since 1999); Former Director of The Reserve Bank of Australia (2001-2011)

Other: Resident of Australia.

Last elected: August 2013

Term expires: August 2016

Brian Anderson BS, MBA, CPA

Age 65

Brian Anderson was appointed as an independent non-executive director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and CFO (1997-2004) and, more recently, Executive Vice

President and CFO of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Chairman (since 2010) and Director (since 2005) of A.M. Castle & Co.; Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Lead Director of W.W. Grainger, Inc. (2011-2014).

Other: Resident of the United States.

Last elected: August 2015

Term expires: August 2018

James Hardie 2016 Annual Report on Form 20-F	25

Russell Chenu BCom, MBA

Age 66

Russell Chenu was appointed as a non-executive director of James Hardie in August 2014. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board at the 2005 Annual General Meeting, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

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

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Directorships of listed companies in the past five years: Current – Director of Reliance Worldwide Corporation Limited (since April 2016; listed April 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).

Other: Resident of Australia.

Last elected: August 2014

Term expires: August 2017

James Hardie 2016 Annual Report on Form 20-F	26

David D. Harrison BA, MBA, CMA

Age 69

David Harrison was appointed as an independent non-executive director of James Hardie in May 2008. He is Chairman of the Remuneration Committee and a member of the Audit Committee.
Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology for 22 years with Borg Warner/General Electric Co. His previous experience includes 10 years at Pentair, Inc., as Executive Vice

President and CFO (1994-1996 and 2000-2007) and Vice President and CFO roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003); Former – Director of Navistar International Corporation (2007-2012).

Other: Resident of the United States.

Last elected: August 2013

Term expires: August 2016

Andrea Gisle Joosen MSc, BSc

Age 52

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

Other directorships: Chairman and Director of Teknikmagasinet AB (since 2015); Director of Mr Green AB (since 2015); Director of Neopitch AB (since 2004)

Other: Resident of Sweden.

Last elected: August 2015

Term expires: August 2018

James Hardie 2016 Annual Report on Form 20-F	27

Alison Littley BA, FCIPS

Age 53

Alison Littley was appointed as an independent non-executive director of James Hardie in February 2012. She is a member of the Audit Committee and the Remuneration Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying

Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999). She serves on the Board of Weightmans LLP, a UK law firm and Eakin Healthcare Ltd, a medical device company.

Directorships of listed companies in the past five years: None.

Other: Resident of the United Kingdom.

Last elected: August 2015

Term expires: August 2018

James Osborne BA Hons, LLB

Age 67

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

Directorships of listed companies in the past five years: Current – Director of Ryanair Holdings plc (since 1996); Chairman and Director of Oneview Healthcare plc (since 2013, listed March 2016). Former – Chairman of Independent News & Media (2011-2012).

Other directorships: Chairman of Eason Holdings plc (since 2013); Chairman of Jellia Holdings Limited (since 2014); Chairman of ELST (since 2012)

Other: Resident of Ireland.

Last elected: August 2015

Term expires: August 2018

James Hardie 2016 Annual Report on Form 20-F	28

Rudolf van der Meer M.Ch.Eng

Age 71

Rudy van der Meer was appointed as an independent non-executive director of James Hardie in February 2007. He is Chairman of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO of Coatings (2000-2005), CEO of

Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since 2010); Former – Member of the Supervisory Board of Hagemeyer N.V. (2006-2008); Chairman of the Supervisory Board of Royal Imtech N.V. (2005-2013).

Other directorships: Former Chairman of the Board of Energie Beheer Nederland B.V. (2006-2013); Chairman of the Supervisory Board of VGZ Health Insurance (since 2011)

Other: Resident of the Netherlands.

Last elected: August 2014

Term expires: August 2017

James Hardie 2016 Annual Report on Form 20-F	29

Remuneration Report

This Remuneration Report describes our executive remuneration philosophy, programs and objectives and explains the decisions of the Remuneration Committee and the Board of Directors (the “Board”) for our senior executive officers’ fiscal year 2016 remuneration.

We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our significant Australian and US shareholder bases and our primary listing on the ASX, we have voluntarily produced a remuneration report consistent with those provided by similarly situated companies for non-binding shareholder approval since 2005.

In this Remuneration Report, we first provide a summary of our business performance and the key remuneration considerations and decisions made in fiscal year 2016. We then describe in detail our remuneration philosophy, the individual elements of our remuneration program and the linkage between our remuneration programs and our pay-for-performance philosophy. For fiscal year 2016, our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2016) (“Senior Executive Officers”) are:

•	Louis Gries, CEO;
•	Matthew Marsh, CFO and Executive Vice President – Corporate;
•	Ryan Sullivan, Executive Vice President and President – James Hardie Building Products;
•	Mark Fisher, Executive Vice President – International; and
•	Joseph Blasko, General Counsel and Chief Compliance Officer

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

EXECUTIVE SUMMARY

Fiscal Year 2016 Business Highlights1

We delivered strong financial performance in fiscal year 2016, highlighted by Adjusted net operating profit of US$242.9 million, Adjusted earnings before interest and taxes (“EBIT”) of US$350.7 million, and net sales of US$1.7 billion. In addition, we achieved a 45% increase in net cash provided by operating activities, compared to the fiscal year 2015, and $268.8 million of capital returned to shareholders through a combination of dividends and the previously announced share buyback program.

[1]	Please see the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2016 Annual Report on Form 20-F	30

The following graphs show our performance for key financial measures during fiscal year 2016, with a comparison to prior corresponding periods:

Fiscal Year 2016 Compensation Highlights

Our fiscal year 2016 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short and long-term target performance goals are met. During May 2015, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined the following for fiscal year 2016 pay programs:

•	For fiscal year 2016, there were no increases in Mr Gries’ base salary or short-term incentive (“STI”) target. Mr Gries’ target long-term incentive (“LTI”) increased by US$500,000 to US$4.0 million. The Board made this adjustment in order to bring Mr Gries’ total compensation package in line with the total compensation packages of CEOs in our Peer Group.
•

Base salary increases for Messrs Marsh, Fisher, and Blasko were made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. The base salary increase for Mr Sullivan was made to properly align his base salary with the increased scope and accountability of his position. In addition, target LTI for fiscal year 2016 increased for Messrs Marsh, Sullivan, Fisher, and Blasko to better align LTI target values with (i) our CEO succession plan; (ii) our need to retain key senior executives through the eventual CEO transition process; (iii) our lean management structure; and (iv) the 75th percentile of

James Hardie 2016 Annual Report on Form 20-F	31

our Peer Group LTI values, consistent with our remuneration philosophy. Base pay and target LTI increases in fiscal year 2016 for Senior Executive Officers, other than the CEO are as follows:

	Base Salary		Target LTI
Name	Fiscal Year 2015 (US$)	Fiscal Year 2016 (US$)	Fiscal Year 2015 (US$)	Fiscal Year 2016 (US$)
M Marsh	500,000	520,000	500,000	900,000
R Sullivan	420,000	520,000	500,000	900,000
M Fisher	490,000	500,000	500,000	650,000
J Blasko	360,000	380,000	300,000	400,000

•	To better align and focus management’s performance on initiatives that are key to our success, the Remuneration Committee approved changes to the performance measures for the US business under the company performance plan (“CP Plan”) component of our annual STI. There are no changes to the other components of the CP Plan (performance measures for the Asia Pacific business, maximum payout levels and Remuneration Committee discretion on STI paid) or to the individual performance plan (“IP Plan”) component of our annual STI. A complete description of the performance hurdles applicable for fiscal year 2016 for the CP Plan is set in the section titled “Incentive Arrangements” later in this Remuneration Report.
•	The Remuneration Committee established a performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal years as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.

James Hardie 2016 Annual Report on Form 20-F	32

Fiscal Year 2016 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary and benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2016:

Summary of Fiscal Year 2016 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2016 Annual Base Salary (US$)	FY2016 STI Target Value (US$)	FY2016 LTI Target Value (US$)	FY2016 Total Target Compensation (US$)
L Gries	950,000	1,187,500	4,000,000	6,137,500
M Marsh	520,000	312,000	900,000	1,732,000
R Sullivan	520,000	312,000	900,000	1,732,000
M Fisher	500,000	300,000	650,000	1,450,000
J Blasko	380,000	226,000	400,000	1,006,000

Results of 2016 Remuneration Report Vote

In August 2015, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2015. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so. At our 2015 Annual General Meeting, our shareholders approved our remuneration report, with more than 86% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this supportive advisory vote, together with the other factors and data discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions, as well as our shareholder engagement efforts to communicate these, in fiscal year 2016.

APPROACH TO SENIOR EXECUTIVE REMUNERATION

Remuneration Philosophy

As our main business and all of our Senior Executive Officers are located in the US, our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with Peer Group companies (defined herein) exposed to the US housing market. Within this philosophy, the executive remuneration framework emphasizes operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders. Our remuneration plans and programs are structured to enable us to: (i) attract and retain talented executives; (ii) reward outstanding individual and corporate performance; and (iii) align the interests of our executives to the interests of our shareholders,

James Hardie 2016 Annual Report on Form 20-F	33

with the ultimate goal of improving long-term value for our shareholders. This pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.

Composition of Remuneration Packages

In line with our remuneration philosophy, our goal is to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group, if stretch short and long-term target performance goals are met. Performance goals for target variable performance-based incentive remuneration are set with the expectation that we will deliver results in the top quartile of our Peer Group. Performance below this level will result in variable remuneration payments below target (and potentially zero for poor performance). Performance above this level will result in variable remuneration payments above target.

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for the CEO and other Senior Executive Officers for fiscal years 2016 and 2015. Fixed remuneration includes base salary and other fixed benefits. Variable remuneration is comprised of STI Awards and the following three LTI components: (i) relative total shareholder return restricted stock units (“Relative TSR RSUs”); (ii) return on capital employed restricted stock units (“ROCE RSUs”); and (iii) scorecard long-term incentive (“Scorecard LTI”), each of which are discussed later in this Remuneration Report. STI Awards include amounts incurred under the CP and IP plans for each fiscal year, paid in June of the following fiscal year, and LTI components are shown at total granted value.

James Hardie 2016 Annual Report on Form 20-F	34

Setting Remuneration Packages

Remuneration decisions are based on the executive remuneration philosophy and framework described in this Remuneration Report. The Remuneration Committee reviews and the Board approves this framework each year.

Remuneration packages for Senior Executive Officers are evaluated each year to make sure that they continue to align with our compensation philosophy, are competitive with our Peer Group and developments in the market, and continue to support our business structure and objectives. In making decisions regarding individual Senior Executive Officers, the Remuneration Committee takes into account the results of an annual remuneration positioning review provided by the Remuneration Committee’s independent advisor, as well as the Senior Executive Officer’s responsibilities and performance.

All aspects of the remuneration package for our CEO, and CFO are determined by the Remuneration Committee and ratified by the Board. All aspects of the remuneration package for the remaining Senior Executive Officers are determined by the Remuneration Committee on the recommendation of the CEO.

Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration of directors; (iii) reviewing the remuneration framework for the Company; and (iv) making recommendations to the Board on our recruitment, retention and termination policies and procedures for senior management. The

James Hardie 2016 Annual Report on Form 20-F	35

current members of the Remuneration Committee are David Harrison (Chairman), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, the majority of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of our investor relations website (www.ir.jameshardie.com.au).

Summary of Executive Compensation Practices

The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

What We Do		What We Don’t Do
✓	Retain independent compensation advisors reporting directly to Remuneration Committee	Prohibition on hedging of stock held by executives and directors
✓	Pay for performance model, with approximately 85% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 67% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum corporate performance levels are achieved	Limited change-in-control benefits
✓	Set robust share ownership requirements for all directors and Senior Executive Officers	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	No time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	No excessive retirement or deferred compensation arrangements

James Hardie 2016 Annual Report on Form 20-F	36

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee retained Aon Hewitt (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2016. The Remuneration Committee reviews the appointment of its advisors each year. Both Aon Hewitt and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2016 to support their re-appointment. In those certifications, the advisors: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2017.

Peer Group Analysis

To assist the Remuneration Committee in making remuneration decisions, the Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors, including size, industry, and exposure to the US housing market. For fiscal year 2016, the Peer Group remained unchanged from fiscal year 2015. The Remuneration Committee believes that US market focused companies are a more appropriate peer group than ASX-listed companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face. The names of the 24 companies comprising the Peer Group are set forth below.

Acuity Brands, Inc	Louisiana-Pacific Corp	Sherwin Williams Co
American Woodmark Corp	Martin Marietta Materials, Inc	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Masco Corporation	Trex Co., Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	USG Corp
Eagle Materials, Inc	Mueller Water Products, Inc	Valmont Industries, Inc
Fortune Brands Home & Security	NCI Building Systems, Inc	Valspar Corporation
Headwaters, Inc	Owens Corning	Vulcan Materials Co
Lennox International, Inc	Quanex Building Products Corp	Watsco, Inc

Performance Linkage with Remuneration Policy

During its annual review, the Remuneration Committee assessed our performance in fiscal year 2016 against the background of the continued gradual recovery in the US and Asia Pacific markets. This review included assessing fiscal year 2016 performance against:

•	our historical performance;
•	our Peer Group;

James Hardie 2016 Annual Report on Form 20-F	37

•	the goals in our STI and LTI variable remuneration plans; and
•	the key objectives and measures the Board expects to see achieved, which are referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2016 was on the whole: (i) significantly above target on earnings and slightly above target on growth measures, resulting in STI variable remuneration outcomes being above target for fiscal year 2016; and (ii) superior to the 75th percentile of our Peer Group on TSR performance and substantially above expectations on long-term strategic measures included in the Scorecard (when taken together with performance in fiscal years 2014 and 2015), resulting in LTI variable remuneration being above target for fiscal years 2014-2016.

More details about this assessment, including the percentage of the maximum variable remuneration awarded to or forfeited by Senior Executive Officers is set out on pages 37 through 48 of this Remuneration Report.

DESCRIPTION OF 2016 REMUNERATION ELEMENTS

Base Salaries and Other Fixed Remuneration Benefits

Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year.

In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2016, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table, in sectioned titled “Remuneration Paid to Senior Executive Officers”.

Retirement Plan

In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$18,000 in calendar year 2015 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$265,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

James Hardie 2016 Annual Report on Form 20-F	38

Incentive Arrangements

In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2016, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 - 4.5 years)	Long Term Incentive Plan 2006 (“LTIP”)	40% of LTI Target	ROCE RSUs
		30% of LTI Target	Relative TSR RSUs
		30% of LTI Target	Cash (Scorecard LTI)

STI Plans

On an annual basis, the Remuneration Committee approves a STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and company goals under the IP and CP Plans, respectively. For fiscal year 2016, the STI target percentage for Mr Gries was 125% of base salary and 60% of base salary for Messrs Marsh, Sullivan, Fisher and Blasko, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans which, for Senior Executive Officers, will prevent payment of any STI under the CP and IP Plans unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2016, the ‘circuit breaker’ was set at 60% of our fiscal year 2016 plan Adjusted EBIT (indexed to housing starts) less any impairment costs the Remuneration Committee determines should be disregarded.

CP Plan

The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business and performance against certain “wood-look” competitors. Each Senior Executive Officer can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout multiple the Senior Executive Officer is tied to. All Senior Executive Officers are tied to either the US multiple (Messr Sullivan) or a composite multiple derived from the metrics for the US (80%) and Asia Pacific (20%) businesses combined (Messrs Gries, Marsh, Fisher and Blasko).

James Hardie 2016 Annual Report on Form 20-F	39

Payout Matrices

We use both performance measures (Growth Measure and Return Measure) in the payout matrices for our US and Asia Pacific businesses in order to ensure that as management increases its top line market growth focus, it does not do so at the expense of short- to medium-term earnings. Management is encouraged to balance market growth and earnings returns since achievement of a higher reward requires management to generate both strong earnings and growth relative to and above market. Higher returns on one measure at the expense of the other measure may result in a lower reward or no reward at all.

To ensure that the payout matrices represent genuinely challenging targets aligned with our executive remuneration philosophy, particularly in light of the continued, but gradual recovery of the US housing market, the Growth Measure is indexed to take into account changes in the US and Asia Pacific new housing starts and the US repair and remodel market and the Return Measure is indexed to take into account changes in pulp prices. The targets for the Return Measure exclude costs related to legacy issues. The Remuneration Committee has reserved for itself discretion to change the STI paid. Examples of instances when the Remuneration Committee would consider exercising this discretion include external factors outside of management’s control, and for the US CP Plan only, if the general shift toward smaller homes at each segment of the US market is considered sufficiently material. The Remuneration Committee will disclose the reasons for any such exercise of discretion.

The Remuneration Committee believes that the payout matrices are appropriate because they provide management with an incentive to achieve overall corporate goals, balance growth with returns in our primary markets, recognize the need to flexibly respond to strategic opportunities, incorporate indexing relative to market growth to account for factors beyond management’s control, and incorporate Remuneration Committee discretion to ensure appropriate outcomes. Payouts under the US matrix may range from 0% to 200% of target, while payouts under the Asia Pacific matrix may range from 0 to 300% of target.

We do not disclose the volume Growth Measure and earnings Return Measure targets for our US or Asia Pacific businesses since these are commercial-in-confidence. However, achieving a target payment for the Return Measure under either the US or Asia Pacific payout matrix for fiscal year 2016 would have required performance above the average of performance for the previous three years and the fiscal year 2016 plan. Achieving a target payout for the Growth Measure requires growth substantially above market growth.

Additional US Performance Metrics

In addition to the Growth Measure and Return Measure components of the CP plan, for the US business only, the Remuneration Committee has implemented additional performance measures in order to better align and focus management’s performance on initiatives that are key to the success of the US business. For fiscal year 2016, the Remuneration Committee approved changes to the performance measures for the US business to increase the weight of key business initiatives in the calculation of determining STI paid. As a result, the US payout multiple for fiscal year 2016 is determined by performance against the matrix multiple (Growth and Return measures for 70% of the STI opportunity), the interiors product business multiple (for 10% of STI

James Hardie 2016 Annual Report on Form 20-F	40

opportunity), and the “Wood-look” multiple (for 20% of STI opportunity). The overarching formula for the US payout multiple is:

Each payout factor (Matrix Factor, Interiors Factor, and “Wood-look” Factor) is capped as follows to properly balance management’s focus across volume growth, returns and key initiatives:

•	Matrix Factor = capped at 2.0x
•	Matrix Factor plus Interiors Factor = capped at 2.3x
•	“Wood-look” Factor = capped at 1.25x

The Interiors Multiple is measured as a function of the revenue growth of our interiors business in fiscal year 2016. The “Wood-look” Multiple is measured as our growth against key “wood-look” competition.

We do not disclose the interiors volume growth or “wood-look” targets since these are commercial-in-confidence. However, achieving a target payment for fiscal year 2016 would have required performance above performance for fiscal year 2015 for interiors volume growth and substantial growth against key “wood-look” competition.

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with personal growth and development goals, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives that have benefited us and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan based on achievement of individual performance and personal growth and development goals.

STI Plan Performance for Fiscal Year 2016

Our results and the subsequent STI payouts for fiscal year 2016 were above STI target as a result of:

•	the US business performing substantially above target on the Return Measure due to lower production costs per unit, higher average net sales price, and lower organizational costs as a percentage of revenue;
•	the US business performing below target on the Growth Measure;
•	the US business performing significantly above target on the “Wood-look” Factor and above target on the Interiors Factor;
•	Asia Pacific performing slightly above target on the Growth Measure due to the Australia and New Zealand businesses achieving growth above their respective targets, offset by the Philippines business achieving growth below target; and
•	Asia Pacific performing above target on the Return Measure due to higher returns in Australia, New Zealand and the Philippines.

James Hardie 2016 Annual Report on Form 20-F	41

The Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2016 were generally at or above target based on each Senior Executive Officer’s achievement of fiscal year 2016 one-year individual performance and personal growth and development goals.

For fiscal year 2016, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers”. The percentage of the maximum STI Variable Remuneration awarded to or forfeited by each Senior Executive Officer for (individual and company) performance in fiscal year 2016 compared to fiscal year 2015 was:

	STI Award[1]
	Awarded %	Forfeited %
L Gries
Fiscal Year 2016	76	24
Fiscal Year 2015	100	-
M Marsh
Fiscal Year 2016	76	24
Fiscal Year 2015	100	-
R Sullivan
Fiscal Year 2016	80	20
Fiscal Year 2015	100	-
M Fisher
Fiscal Year 2016	74	26
Fiscal Year 2015	98	2
J Blasko
Fiscal Year 2016	74	26
Fiscal Year 2015	96	4

1	Awarded = % of STI Award maximum actually paid. Forfeited = % of STI Award maximum foregone. STI Award amounts are paid in cash under the CP and IP Plans.

LTI Plans

Each year, the Remuneration Committee approves a LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•	Relative TSR RSUs are used as they are an indicator of our performance relative to our Peer Group; and
•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2016 Annual Report on Form 20-F	42

Awards issued under the LTI Plans are issued pursuant to the terms of the Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (the “LTIP”). During fiscal year 2016, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
L Gries	254,480	292,514	286,290
M Marsh	57,258	65,816	64,415
R Sullivan	57,258	65,816	64,415
M Fisher	41,353	47,533	46,522
J Blasko	25,448	29,251	28,629

RSUs issued under our LTI programs will be settled upon vesting in CUFS on a 1-to-1 basis. Unless the context indicates otherwise, in this Remuneration Report when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (40% of target LTI)

The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:

•	allow the Remuneration Committee to replace the interim one-year metrics previously used during the US housing downturn with three-year financial metrics;
•	tie the reward’s value to share price which provides alignment with shareholder interests;
•	promote that we earn appropriate returns on the additional capital invested in response to the improvement in the US housing market;
•	reward performance that is under management’s direct influence and control; and
•	focus management on capital efficiency as the necessary precondition for the creation of additional shareholder value.

James Hardie 2016 Annual Report on Form 20-F	43

Consistent with fiscal years 2013 through 2015, the maximum payout for the ROCE RSUs is 200% of target LTI. ROCE is determined by dividing Adjusted EBIT by Adjusted Capital Employed1. The ROCE hurdles will be indexed for changes to US and Asia Pacific addressable housing starts. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed through a year rather than at a certain point in time.

ROCE hurdles for the ROCE RSUs are based on historical results and take into account the recovering US housing market and better optimization of our manufacturing plants. The three-year average ROCE for fiscal years 2013, 2014 and 2015 was 22.9%.

The hurdles for ROCE RSUs granted in fiscal year 2016 (for performance in fiscal years 2016 to 2018) were changed from those granted in fiscal year 2015 as follows:

Fiscal Years 2015-2016 ROCE	Fiscal Years 2016-2018 ROCE	% of ROCE RSUs to vest
< 22.0%	< 23.0%	0%
≥ 22.0%, but < 24.5%	≥ 23.0%, but < 25.0%	25%
≥ 24.5%, but < 27.0%	≥ 25.0%, but < 27.5%	50%
≥ 27.0%, but < 28.5%	≥ 27.5%, but < 28.5%	75%
≥ 28.5%	≥ 28.5%	100%

At the conclusion of this three-year performance period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest.

[1]	For purposes of ROCE RSU vesting, “Adjusted EBIT” and “Adjusted Capital Employed” will be calculated as follows:

“Adjusted EBIT” will be calculated as (i) EBIT as reported in our financial results; adjusted by (ii) deducting the earnings impact of legacy issues (such as asbestos adjustments and New Zealand weathertightness); and (iii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee.

“Adjusted Capital Employed” will be calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register.

James Hardie 2016 Annual Report on Form 20-F	44

ROCE RSUs Vesting in Fiscal Year 2016 (For Fiscal Years 2013-2015)

As a component of the fiscal year 2013 LTI Plan, we granted ROCE RSUs in September 2012. The ROCE RSUs comprised 40% of each executive’s LTI target and were granted assuming maximum performance (200% of target). Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2013-2015 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	% of ROCE RSUs vested
<18.5%	0%
≥18.5% but < 19.5%	25%
≥19.5% but <20.5%	50%
≥20.5% but <21.5%	75%
≥21.5%	100%

Based solely on the average ROCE result for fiscal years 2013-2015 of 22.9%, 100% of the ROCE RSUs granted would have vested. However, based on the Remuneration Committee’s assessment of the quality of returns balanced against management’s delivery of market share growth, the Remuneration Committee determined that it would apply negative discretion in the amount of 20%. As such, 80% of the outstanding fiscal year 2013 ROCE RSUs vested on 14 September 2015. Unvested ROCE RSUs from this grant were forfeited.

Relative TSR RSUs (30% of target LTI)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

We have used Relative TSR RSUs in our LTI Plan since fiscal year 2009. Consistent with fiscal years 2013 through 2015, the maximum payout for Relative TSR RSUs granted in fiscal year 2016 is 200% of target LTI.

Relative TSR, measure changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. Our relative TSR performance will be measured against the Peer Group over a 36 to 54 month period from grant date, with testing at the 36th month, 48th month and at the end of the 54 month period. To eliminate the impact of short-term share price changes, the starting point and each test date are

James Hardie 2016 Annual Report on Form 20-F	45

measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<40th Percentile	0%
40th Percentile	25%
>40th Percentile - <60th Percentile	Sliding Scale
60th Percentile	50%
>60th Percentile - <80th Percentile	Sliding Scale
≥80th Percentile	100%

The Remuneration Committee will continue to monitor the design of the Relative TSR RSU component of the LTI Plan for Senior Executive Officers with the aim of balancing investor preferences with the ability to motivate and retain Senior Executive Officers.

TSR RSUs Vesting in Fiscal Year 2016

As part of the fiscal year 2011 LTI Plan, in September 2010 we granted five year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to a set peer group, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<50th Percentile	0%
50th Percentile	33%
≥51st but <75th Percentile	Sliding Scale
≥75th Percentile	100%

In September 2015, the final test of relative TSR performance was completed, resulting in our TSR performance at the 76.9th percentile of the peer group (bringing the total vesting percentage for these grants over the five-year performance period to 100%).

As part of the fiscal year 2012 LTI Plan, in September 2011 we granted five year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to a set peer group, based on the same schedule as noted above for the fiscal year 2010 grants. In September 2015, the third test of relative TSR performance was completed, bringing the total vesting for this grant to 53.37% based on our TSR performance at the 57.6th percentile of the peer group. The fourth performance test (in March 2016) for these grants did not result in any additional vesting.

James Hardie 2016 Annual Report on Form 20-F	46

As part of the fiscal year 2013 LTI Plan, in September 2012 we granted five year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to a set peer group, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
<40th Percentile	0%
≥40th but <80th Percentile	Sliding Scale
≥80th Percentile	100%

In September 2015, the first test of relative TSR performance was completed, resulting in 77% vesting for these grants based on our TSR performance at the 70.8th percentile of the peer group. The second performance test (in March 2016) for these grants did not result in any additional vesting.

Scorecard LTI (30% of target LTI)

We have used Scorecard LTI in our LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements (with scores between 0 and 100) and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence. Consistent from fiscal year 2010, the maximum payout for Scorecard LTI is 300% of target LTI.

The Remuneration Committee believes that the Scorecard LTI continues to be an appropriate component of its LTI Plan because it:

•	allows the Remuneration Committee to set targets for and reward executives on a balance of longer-term financial, strategic, business, customer and organizational development goals which it believes are important contributors to long-term creation of shareholder value;
•	ties the reward’s value to our share price over the medium-term; and
•	allows flexibility to apply rewards across different countries, while providing Senior Executive Officers with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the other components of the LTI Plan) as payment is in cash.

No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The Board may only exercise negative discretion (i.e., to reduce the amount of Scorecard LTI that will ultimately vest). It cannot enhance the maximum reward that can be received.

James Hardie 2016 Annual Report on Form 20-F	47

The amount received by Senior Executive Officers is based on both our share price performance over the three years from the grant date and the Senior Executive Officer’s Scorecard rating. At the start of the three-year performance period, we calculate the number of shares each Senior Executive Officer could have acquired if they received a maximum payout on the Scorecard LTI at that time (based on a 20 trading-day average closing price). Depending on the Senior Executive Officer’s rating (between 0 and 100), between 0% and 100% of the Senior Executive Officer’s Scorecard LTI awards will vest at the end of the three-year performance period. Each Senior Executive Officer will receive a cash payment based on our share price at the end of the period (based on a 20 trading-day average closing price) multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accordance with their Scorecard rating.

Further details related to the Scorecard for fiscal year 2016, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report for the fiscal year ended 31 March 2015. An assessment of our Scorecard performance for fiscal years 2014-2016 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2016-2018 at the conclusion of fiscal year 2018.

Scorecard LTI for Fiscal Years 2014-2016

After fiscal year 2016, the Remuneration Committee reviewed our performance over fiscal years 2014-2016 against the Scorecard objectives set forth in fiscal year 2014, and the contribution of individual Senior Executive Officers towards the obtainment of such objectives. As a result of this evaluation, the Remuneration Committee determined that Senior Executive Officers received a weighted average Scorecard rating of 67.5% (with a range of 58% to 69%).

Performance Measure/ Rationale	Performance Metric/Results	Board Assessment

Grow exterior cladding market share and maintain category share in the US business

A key strategy for JH is to maximize its market share growth/ retention of the exterior cladding market for new housing starts and for Repair & Remodel markets.

Goal: PDG above market. Outperformance against ‘wood-look’ competition.

Result: PDG performance above the Board requirement. Growth above key competition and slight increase in exterior cladding market share.

Performance exceeded expectations
Build US organizational and leadership capability in support of the 35/90 growth target	Goal: Satisfactory progress on turnover and engagement initiatives capability build demonstrated by greater bench strength of high performing managers.	Performance below expectations
The amount of growth that 35/90 entails requires lower turnover levels and an increase in management depth and organizational capability.	Result: No improvement on average turnover during the three-year period. The business has benefitted from recruiting programs, career development and mentoring and leadership programs that are part of the talent management and development initiatives. Bench strength and overall organizational capability build has not kept pace with internal demand for talent.

James Hardie 2016 Annual Report on Form 20-F	48

Performance Measure/ Rationale	Performance Metric/Results	Board Assessment
Manufacturing capacity planning and sourcing efficiency	Goal: Commercial-in-confidence metrics for product and process efficiency and material yield used to confirm manufacturing performance and progress is effectively supporting our product leadership strategy.	Performance exceeded expectations
The Company operates a national US network of manufacturing facilities.	Result: Product and process efficiency above Board expectations for the three year period, material yield remained flat.
Safety	Goal: No fatalities, 2.0 or below incident rate (“IR”) and 20.0 or below severity rate (“SR”).	Performance below expectations
The safety of our employees is an essential objective of the Company.	Result: IR SR
FY16 1.8 42.4 FY15 1.3 11.0 FY14 1.3 23.4
Effectively Manage Legacy Issues	Goal: Make acceptable progress on resolving or addressing issues.	Performance exceeded expectations
Minimize financial and market position impact of legacy issues.	Result: Very positive progress on legacy issues over the three-year period with minimal impact or distraction on the business.
Maintain market position on core products in Australian and NZ Markets and grow Scyon to greater proportion of Australian business	Goal: Maintain or grow category share on core Australian and New Zealand products, achieve PDG in Australia and New Zealand and achieve growth of Scyon percentage of Australian business.	Performance met expectations
Value creating opportunity.	Result: Category share and PDG in Australia and New Zealand, as well as Scyon growth, met Board expectations for the three-year period.
Australian capacity expansion	Goal: Completion of building construction, equipment installation and commissioning of Carole Park expansion.	Performance below expectations
The expansion will support expected growth over the next 20 years.	Result: Carole Park expansion complete, but start-up behind initial plan and spend was above budget. Production volumes at or above start-up expectations for most products.

James Hardie 2016 Annual Report on Form 20-F	49

CHANGES TO REMUNERATION FOR FISCAL YEAR 2017

Remuneration for Fiscal Year 2017

During May 2016, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2017.

CEO Compensation

For fiscal year 2017, there will be no changes to the CEO’s base salary, target STI or target LTI.

Other Senior Executive Officer Compensation

Base pay, target STI and target LTI increases in fiscal year 2017 for other Senior Executive Officers are as follows:

	Base Salary		Target STI		Target LTI
Name	Fiscal Year 2016 (US$)	Fiscal Year 2017 (US$)	Fiscal Year 2016	Fiscal Year 2017	Fiscal Year 2016 (US$)	Fiscal Year 2017 (US$)
M Marsh	520,000	560,000	60%	70%	900,000	1,200,000
R Sullivan	520,000	600,000	60%	80%	900,000	1,500,000
M Fisher	500,000	515,000	60%	60%	650,000	650,000
J Blasko	380,000	405,000	60%	60%	400,000	450,000

Base salary, STI target and LTI target increases for Messrs Marsh and Sullivan were made to properly align their base salaries with the increase in role scope and accountability that occurred for each during fiscal year 2016 in addition to better align their overall compensation practices with (i) our CEO succession plan, (ii) our need to retain key senior executives through the eventual CEO transition process, (iii) our lean management structure, and (iv) the 75th percentile of our Peer Group LTI values, consistent with our remuneration philosophy.

Base salary increases for Messrs Fisher and Blasko were made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. The small increase to Messr Blasko’s LTI target was made to better align his LTI target value with the 75th percentile of our Peer Group, consistent with our remuneration philosophy.

STI Plans

There will be no changes to the operation of the IP or CP Plans for fiscal year 2017 other than to establish new commercial-in-confidence targets aligned with our strategic initiatives as we do every year.

James Hardie 2016 Annual Report on Form 20-F	50

LTI Plan

The Board and Remuneration Committee feel the current LTI Plan is having the desired effect of balancing the short-term focus of base salaries and STI program by tying equity-based rewards to performance achieved over multi-year periods and aligning equity incentives with long-term shareholder interests. Additionally, management understands the current plan and continues to be motivated by it. As such, the fiscal year 2017 LTI Plan is consistent with the plan for fiscal year 2016, with only minor updates to ROCE RSU hurdles and Scorecard objectives.

The 2016 Notice of Annual General Meeting will contain further details on the relative TSR RSU and ROCE RSU grants for fiscal year 2017. Changes to ROCE performance hurdles and Scorecard objectives for fiscal year 2017 are set forth below.

Changes to LTI Variable Compensation for Fiscal Year 2017

ROCE RSUs

The hurdles for ROCE RSUs to be granted in fiscal year 2017 (for performance in fiscal years 2017 to 2019) were increased from the hurdles for ROCE RSUs granted in fiscal year 2016 as follows:

Fiscal Years 2017-2019 ROCE	Fiscal Years 2016-2018 ROCE	% of ROCE RSUs to vest
< 24.0%	< 23.0%	0%
≥ 24.0%, but < 26.0%	≥ 23.0%, but < 25.0%	25%
≥ 26.0%, but < 28.5%	≥ 25.0%, but < 27.5%	50%
≥ 28.5%, but < 29.5%	≥ 27.5%, but < 28.5%	75%
≥ 29.5%	≥ 28.5%	100%

For fiscal year 2016, the Board has increased the threshold, target and maximum ROCE performance hurdles, thereby making it more difficult to achieve minimum, at target and maximum vesting. The Board believes this increase in performance hurdles is appropriate given the recovering housing market in the US and better optimization of manufacturing plants.

Scorecard LTI

The Remuneration Committee uses the Scorecard to set strategic objectives for which performance can only be assessed over a period of time. These objectives change from year-to-

James Hardie 2016 Annual Report on Form 20-F	51

year in line with our strategic priorities. For fiscal year 2017, the Remuneration Committee has set the following seven Scorecard goals:

Performance Goal/ Rationale	Performance Metric	Board Expectation

Grow exterior cladding market share and maintain category share in the US business

A key strategy for us is to maximize our market share growth/retention of the exterior cladding market for new housing starts and for repair and remodel markets.

	Our PDG performance for exterior cladding compared to the underlying market (in standard feet) and outperformance of key competition.	PDG growth above market and outperformance against key competition.
Interiors Market Strategy Implementation Necessary to sustain interiors business revenue and EBIT, and grow beyond the Company’s current market position.	PDG together with the entry into adjacent markets. The latter achievement can include developing new technologies, expanding into new product categories or the acquisition of new technologies.	PDG growth above market and technology and/or product adjacent to existing markets identified and in process of development.

Build US Organizational and Leadership Capability in Support of the “35/90” Growth Target

In order to achieve 35/90, we will require lower turnover levels and an increase in management depth and organizational capability.

	A range of factors including the rate of salaried voluntary turnover, execution of programs to build organizational capability and bench strength for key roles.	Continued focus on turnover and engagement initiatives, success in external recruitment, onboarding of key positions, programs to build organizational capability, and development of/successful execution on a management team succession plan.
Safety The safety of all employees is an essential objective of the Company.	Incident Rate (IR): Recordable incidents per 200,000 hours worked. Severity Rate (SR): Days lost per 200,000 hours worked.	Zero fatalities. IR: 2.0 or below. SR: 20.0 or below.
Pursue Organic Growth in All Asia Pacific Markets and Grow Scyon and New Products to Greater Proportion of Asia Pacific Business Value creating opportunity.	Category share and PDG. Continued growth of Scyon and introduction and growth of new products in Asia Pacific.	Grow category share on core Australian and New Zealand products. Grow PDG in Australia and New Zealand. Achieve growth in Scyon as well as the introduction of new products in Asia Pacific.
Manufacturing Effectiveness and Sourcing Efficiency We operate a national US network of manufacturing facilities.	First pass quality and service, as well as sheet machine product and process efficiency metrics. Manufacturing performance data is commercial-in-confidence.	Commercia-in-confidence targets will be reviewed to confirm progress is supporting the Company’s product leadership strategy.

Define a Clear Vision and Strategy for Non-Fiber Cement Business

Developing sustainable growth beyond the Company’s traditional products may create shareholder value through increased profits and lower risk through diversification.

	This measure is subjective and achievement can take many different forms, including developing a vision or business development framework, new technologies, or expanding into new product categories.	Progress against this goal will be reviewed to ensure any progress is supporting the Company’s position in the non-fiber cement marketplace.

James Hardie 2016 Annual Report on Form 20-F	52

EXECUTIVE COMPENSATION PRACTICES

Clawback Provisions

The Remuneration Committee has established an executive performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal year as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.

The clawback policy applies to any person designated as a participant by the Board in the annual LTI Plan and applies to any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial or other objective, calculable performance measure under any incentive, bonus, retirement or equity compensation plan maintained by the Company, including, without limitation, the STI Plan and LTI Plan. Salaries, discretionary bonuses, time-based equity awards and bonuses or equity awards based on subjective, non-financial measures, including strategic or personal performance metrics, are excluded.

The excess compensation requiring recovery shall be the amount of performance-based compensation that an executive received, based on the erroneous data, less the amount that would have been paid to the executive based on the restated or corrected data. All recoverable amounts shall be calculated on a pre-tax basis. For equity awards still held at the time of the recovery, the recoverable amount shall be the amount vested in excess of the number that should have vested under the restated or corrected financial reporting measure. For vested equity awards which have already been sold, the recoverable amount shall be the sale proceeds the executive received with respect to the excess number of shares.

In addition, all LTI grants made to Messrs Gries, Sullivan, Marsh and Fisher are subject to clawback provisions (either in their respective employment agreement or award grant documents) for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure.

Stock Ownership Guidelines

The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. We have adopted stock ownership guidelines for the CEO and other Senior Executive Officers, respectively, which require them to accumulate holdings of three times and one times their base salary, respectively, in our stock over a period of five years from the effective date of the guidelines (1 April 2009) or the date the Senior Executive Officer first becomes subject to the applicable guideline.

James Hardie 2016 Annual Report on Form 20-F	53

Until the stock ownership guidelines have been met, Senior Executive Officers are required to retain at least 75% of shares obtained under our LTI Plans (net of taxes and other costs). Once Senior Executive Officers have met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).

The CEO’s holdings have exceeded the stock ownership guidelines for some years. All other Senior Executive Officers are tracking toward achievement of the minimum share accumulation threshold in accordance with the timeframe specified.

Equity Award Practices

Annual equity awards under the LTI Plan are generally approved by the Remuneration Committee in May of each year with awards generally issued in September of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2016. There are no loans outstanding to Senior Executive Officers.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

We maintain employment agreements with Messrs Gries, Sullivan, Marsh and Fisher, the material terms of which are outlined below. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Louis Gries

Below is a summary of the key terms of Mr Gries’ current employment agreement:

•	Executive Employment Agreement renewed effective as of 14 October 2010 providing for service as Chief Executive Officer.
•	Mr Gries is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.
•	Base salary at an initial annual rate of US$950,000, subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by

James Hardie 2016 Annual Report on Form 20-F	54

reason of death or disability; (iii) retirement; (iv) termination by the Company without cause or by Mr Gries with good reason; or (v) termination by Mr Gries without good reason.
•	In the event that Mr Gries’ employment is terminated by the Company for any reason other than for cause, or if Mr Gries voluntarily terminates his employment for good reason, the Company shall pay to Mr Gries, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination: (i) an amount equal to 150% of his then current base salary; (ii) an amount equal to 150% of his average annual STI bonus actually paid, calculated based on the three full fiscal years immediately preceding the year of termination; (iii) his prorated bonus; (iv) no pro rata forfeiture of his unvested RSUs/Scorecard LTI grants – these will vest in accordance with the terms and timing of the specific grants; and (v) continuation of health and medical benefits at the Company’s expense for the duration of the consultation agreement referenced below, provided that Mr Gries signs the Company’s release of claims without revocation and has been and continues to remain in compliance with his confidentiality and noncompetition obligations as set forth in this agreement.
•	In the event of Mr Gries’ retirement after the age of 65, or prior to age 65 with the approval of the Board, his then unvested RSUs and awards will not be forfeited and will be held through the applicable testing periods.
•	In the event that Mr Gries’ employment is terminated for any reason other than by the Company for cause or due to his death, in addition to any severance payment he may be entitled to as set forth above, the Company and Mr Gries each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Gries adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Gries will receive his annual target STI bonus and annual base salary in exchange for his consulting services and non-compete.

Employment Agreement with Ryan Sullivan

Below is a summary of the key terms of Mr Sullivan’s employment agreement:

•	Effective 15 May 2016, the Company entered into an employment agreement with Mr Sullivan (the “Sullivan Agreement”), which has an initial term of three years and automatic one year renewals thereafter unless either Mr Sullivan or the Company notifies the other party at least 90 days before the expiration date that the Sullivan Agreement is not to be renewed. In the event that the Company is the party that determines not to renew, such non-renewal shall be treated as a termination without “Cause” (as defined in the Sullivan Agreement) and subject to the termination without “Cause” provisions of the Sullivan Agreement.
•	The Sullivan Agreement provide for a base salary of not less than US$600,000 for Mr Sullivan, which shall be reviewed annually for increase in the discretion of the Remuneration Committee. Additionally, Mr Sullivan shall be eligible for an annual STI award with payout opportunities that are commensurate with his position and duties, with a minimum target annual STI award opportunity of not less than 80% of this the current base salary. Mr Sullivan shall also be eligible to participate in our annual LTI plan on terms commensurate with his position and duties, with a minimum annual target LTI award opportunity of not less than US$1,500,000.

James Hardie 2016 Annual Report on Form 20-F	55

•	Mr Sullivan shall be eligible for participation in our employee benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	The Sullivan Agreement contains provisions concerning the consequences of termination of employment under specified circumstances, including: (i) termination by the Company for Cause; (ii) termination by reason of death or disability; (iii) termination by the Company without Cause or by Mr Sullivan with Good Reason; or (iv) termination by Mr Sullivan without good reason. In particular, in the event the Company terminates Mr Sullivan without Cause or Mr Sullivan voluntarily terminates for Good Reason, Mr Sullivan shall be entitled to: (i) a lump-sum amount equal to his unpaid base salary through and including the date of termination, as well as accrued, unused vacation pay and unreimbursed business expenses; (ii) a payment for any earned but unpaid annual incentive award for a completed calendar year prior to the date of termination; (iii) salary continuation for the two year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (A) two times the base salary plus (B) one times the annual incentive award opportunity, as then in effect; (iv) an amount, if any, with respect to the annual incentive award opportunity for the year in which such termination of employment occurs, as determined under the terms and conditions of the Company’s annual incentive program(s); (v) all outstanding equity awards will remain subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); (vi) monthly payments for a period of 18 months equal to the premium Mr Sullivan would be required to pay for COBRA continuation coverage under the James Hardie’s health benefit plans, determined using the COBRA premium rate in effect for the level of coverage that Mr Sullivan has in place immediately prior to termination; and (vii) the Company will assist Mr Sullivan in finding other employment opportunities by providing to him, at James Hardie’s limited expense, reasonable professional outplacement services through the provider of the James Hardie’s choice for a period of up to 24 months.
•	Pursuant to the confidentiality, non-competition and non-solicitation provisions of the Sullivan Agreement, for a period of 24 months following any termination of Mr Sullivan’s employment, Mr Sullivan shall be prohibited from: (i) directly or indirectly acting, engaging in, have a financial or other interest in, or otherwise serving as an employee, agent, partner, shareholder, director, or consultant for certain designated competitors of the Company; and (ii) employing or retaining or soliciting for employment any person who is an employee or consultant of the Company or soliciting suppliers or customers of the Company or inducing any such person to terminate his, her, or its relationship with the Company.

Employment Agreement with Matthew Marsh

Below is a summary of the key terms of Mr Marsh’s current employment agreement:

•	Effective 15 May 2016, the Company entered into an employment agreement with Mr Marsh (the “Marsh Agreement”), which has an initial term of three years and automatic one year renewals thereafter unless either Mr Marsh or the Company notifies the other party at least 90 days before the expiration date that the Marsh Agreement is not to be renewed. In the event that the Company is the party that determines not to renew, such non-renewal shall be treated as a termination without “Cause” (as defined in the Marsh Agreement) and subject to the termination without “Cause” provisions of the Marsh Agreement.
•	The Marsh Agreement provide for a base salary of not less than US$560,000 for Mr Marsh, which shall be reviewed annually for increase in the discretion of the Remuneration

James Hardie 2016 Annual Report on Form 20-F	56

Committee. Additionally, Mr Marsh shall be eligible for an annual STI award with payout opportunities that are commensurate with his position and duties, with a minimum target annual STI award opportunity of not less than 70% of this the current base salary. Mr Marsh shall also be eligible to participate in our annual LTI plan on terms commensurate with his position and duties, with a minimum annual target LTI award opportunity of not less than US$1,200,000.

•	Mr Marsh shall be eligible for participation in our employee benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	The Marsh Agreement contains provisions concerning the consequences of termination of employment under specified circumstances, including: (i) termination by the Company for Cause; (ii) termination by reason of death or disability; (iii) termination by the Company without Cause or by Mr Marsh with Good Reason; or (iv) termination by Mr Marsh without good reason. In particular, in the event the Company terminates Mr Marsh without Cause or Mr Marsh voluntarily terminates for Good Reason, Mr Marsh shall be entitled to: (i) a lump-sum amount equal to his unpaid base salary through and including the date of termination, as well as accrued, unused vacation pay and unreimbursed business expenses; (ii) a payment for any earned but unpaid annual incentive award for a completed calendar year prior to the date of termination; (iii) salary continuation for the two year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (A) two times the base salary plus (B) one times the annual incentive award opportunity, as then in effect; (iv) an amount, if any, with respect to the annual incentive award opportunity for the year in which such termination of employment occurs, as determined under the terms and conditions of the Company’s annual incentive program(s); (v) all outstanding equity awards will remain subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); (vi) monthly payments for a period of 18 months equal to the premium Mr Marsh would be required to pay for COBRA continuation coverage under the James Hardie’s health benefit plans, determined using the COBRA premium rate in effect for the level of coverage that Mr Marsh has in place immediately prior to termination; and (vii) the Company will assist Mr Marsh in finding other employment opportunities by providing to him, at James Hardie’s limited expense, reasonable professional outplacement services through the provider of the James Hardie’s choice for a period of up to 24 months.
•	Pursuant to the confidentiality, non-competition and non-solicitation provisions of the Marsh Agreement, for a period of 24 months following any termination of Mr Marsh’s employment, Mr Marsh shall be prohibited from: (i) directly or indirectly acting, engaging in, have a financial or other interest in, or otherwise serving as an employee, agent, partner, shareholder, director, or consultant for certain designated competitors of the Company; and (ii) employing or retaining or soliciting for employment any person who is an employee or consultant of the Company or soliciting suppliers or customers of the Company or inducing any such person to terminate his, her, or its relationship with the Company.

Employment Agreement with Mark Fisher

Below is a summary of the key terms of Mr Fisher’s current employment agreement:

•	Executive Employment Agreement effective as of 31 March 2006.
•	Mr Fisher is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.

James Hardie 2016 Annual Report on Form 20-F	57

•	Base salary subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) termination by the Company without cause or by Mr Fisher with good reason; or (iv) termination by Mr Fisher without good reason.
•	In the event that Mr Fisher’s employment is terminated by the Company for any reason other than for cause or due to his death or if Mr Fisher voluntarily terminates his employment for good reason, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination, the Company and Mr Fisher each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Fisher adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Fisher will receive his annual base salary as of the termination date for each year in exchange for his consulting services and non-compete.

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS

Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2016 and 2015 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		TOTAL
Name	Base Pay	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting[4]	Mark-to Market[5]
L Gries[1]
Fiscal Year 2016	950,000	2,424,875	134,174	15,919	6,283,244	1,228,260	11,036,472
Fiscal Year 2015	950,000	3,206,250	156,059	15,440	8,319,665	(908,777)	11,738,637

M Marsh
Fiscal Year 2016	513,846	637,104	49,233	16,177	965,366	67,910	2,249,636
Fiscal Year 2015	493,846	810,000	47,903	15,877	619,567	(48,658)	1,938,535

R Sullivan
Fiscal Year 2016	489,231	673,023	70,796	10,085	770,382	58,778	2,072,295
Fiscal Year 2015	392,308	680,400	54,687	16,846	475,721	(50,189)	1,569,773

M Fisher
Fiscal Year 2016	496,923	597,600	36,657	16,038	753,040	126,265	2,026,523
Fiscal Year 2015	486,923	779,100	39,887	15,738	835,874	(106,421)	2,051,101

J Blasko
Fiscal Year 2016	373,846	454,176	56,987	16,177	485,451	88,935	1,475,572
Fiscal Year 2015	350,769	561,600	48,223	16,015	569,377	(80,719)	1,465,265
TOTAL
Fiscal Year 2016	2,823,846	4,786,778	347,847	74,396	9,257,483	1,570,148	18,860,498
Fiscal Year 2015	2,673,846	6,037,350	346,759	79,916	10,820,204	(1,194,764)	18,763,311

James Hardie 2016 Annual Report on Form 20-F	58

1	L Gries base pay includes US$170.184 and US$161,449 in fiscal years 2016 and 2015, respectively, which is allocated for tax purposes to his services on the Company’s Board.

2	For further details on STI awards paid for fiscal years 2016 and 2015, see page 41 of this Remuneration Report. Amounts reflect actual STI awards to be paid in June 2016 and paid in June 2015, for fiscal years 2016 and 2015, respectively.

3	Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.

4	Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs and ROCE RSUs. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2016 and 2015 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

5	The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting solely from changes in the US dollar share price during fiscal years 2016 and 2015. During fiscal year 2016, there was a 17.4% appreciation in our share price from US$11.65 to US$13.68, as a result of changes in the AUD/USD exchange rate. During fiscal year 2015, there was an 11.8% depreciation in our share price from US$13.21 to US$11.65.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2016 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US generally accepted accounting standards and our estimate of the rating to be applied to Scorecard LTI.

	Scorecard LTI¹ (US dollars)				ROCE RSUs² (US dollars)				Relative TSR RSUs³ (US dollars)
	FY2016	FY2017	FY2018	FY2019	FY2016	FY2017	FY2018	FY2019	FY2016	FY2017	FY2018	FY2019
L Gries	468,721	868,443	868,443	404,480	312,481	578,962	578,962	269,653	439,296	813,923	813,923	381,317
M Marsh	105,461	195,397	195,397	91,007	70,308	130,266	130,266	60,672	98,842	183,134	183,134	85,797
R Sullivan	105,461	195,397	195,397	91,007	70,308	130,266	130,266	60,672	98,842	183,134	183,134	85,797
M Fisher	76,165	141,119	141,119	65,726	50,777	94,079	94,079	43,818	71,385	132,261	132,261	61,963
J Blasko	46,872	86,844	86,844	40,448	31,248	57,896	57,896	26,965	43,929	81,391	81,391	38,131

	802,680	1,487,200	1,487,200	692,668	535,122	991,469	991,469	461,780	752,294	1,393,843	1,393,843	653,005

1	Represents annual SG&A expense for Scorecard LTI granted in September 2015. The fair value of each award is adjusted for changes in our common stock price at each balance sheet date until the final Scorecard rating is applied in September 2018, at which time the final value is based on our share price and the Senior Executive Officers Scorecard rating at the time of vesting.

2	Represents annual SG&A expense for the ROCE RSUs granted in September 2015. The fair value of each RSU is adjusted for changes in our common stock price at each balance sheet date until September 2018 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.

3	Represents annual SG&A expense for the relative TSR RSUs granted in September 2015 with fair market value estimated using the Monte Carlo option-pricing method.

James Hardie 2016 Annual Report on Form 20-F	59

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2016.

Options

As at 30 April 2016, no Senior Executive Officers held stock options.

Restricted Stock Units

Name	Grant Date		Release Date	Holding and Unvested at 1 April 2015	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2016	Fair Value per RSU[2] (US$)
L Gries	15-Sep-10	[3]	15-Sep-13	128,405	577,255	$2,595,627	(128,405)	-	-	$4.4965
	15-Sep-11	[3]	15-Sep-14	406,591	606,852	$2,500,291	(123,603)	-	282,988	$4.1201
	14-Sep-12	[3]	14-Sep-15	273,732	273,732	$2,041,356	(210,773)	-	62,959	$7.4575
	14-Sep-12	[4]	14-Sep-15	284,916	284,916	$2,697,385	(227,932)	(56,984)	-	$9.4673
	16-Sep-13	[3]	16-Sep-16	295,824	295,824	$1,994,593	-	-	295,824	$6.7425
	16-Sep-13	[4]	16-Sep-16	278,393	278,393	$2,640,140	-	-	278,393	$9.4835
	16-Sep-14	[3,5]	16-Sep-17	260,346	260,346	$1,883,812	-	-	260,346	$7.2358
	16-Sep-14	[4]	16-Sep-17	232,980	232,980	$2,607,442	-	-	232,980	$11.1917
	16-Sep-15	[3]	16-Sep-18	-	292,514	$2,448,459	-	-	292,514	$8.3704
	16-Sep-15	[4]	16-Sep-18	-	254,480	$3,227,875	-	-	254,480	$12.6842
M Marsh	16-Sep-13	[3]	16-Sep-16	33,400	33,400	$225,200	-	-	33,400	$6.7425
	16-Sep-13	[4]	16-Sep-16	31,431	31,431	$298,076	-	-	31,431	$9.4835
	16-Sep-13	[6]	16-Sep-16	56,128	56,128	$482,734	-	-	56,128	$8.6006
	16-Sep-14	[3]	16-Sep-17	38,787	38,787	$280,655	-	-	38,787	$7.2358
	16-Sep-14	[4]	16-Sep-17	33,283	33,283	$372,493	-	-	33,283	$11.1917
	16-Sep-15	[3]	16-Sep-18	-	65,816	$550,906	-	-	65,816	$8.3704
	16-Sep-15	[4]	16-Sep-18	-	57,258	$726,272	-	-	57,258	$12.6842
R Sullivan	15-Sep-11	[3]	15-Sep-14	11,543	17,227	$70,977	(3,509)	-	8,034	$4.1201
	14-Sep-12	[3]	14-Sep-15	7,064	7,064	$52,680	(5,439)	-	1,625	$7.4575
	14-Sep-12	[4]	14-Sep-15	7,353	7,353	$69,613	(5,882)	(1,471)	-	$9.4673
	16-Sep-13	[3]	16-Sep-16	23,857	23,857	$160,856	-	-	23,857	$6.7425
	16-Sep-13	[4]	16-Sep-16	22,451	22,451	$212,914	-	-	22,451	$9.4835
	16-Sep-14	[3]	16-Sep-17	38,787	38,787	$280,655	-	-	38,787	$7.2358
	16-Sep-14	[4]	16-Sep-17	33,283	33,283	$372,493	-	-	33,283	$11.1917
	16-Sep-15	[3]	16-Sep-18	-	65,816	$550,906	-	-	65,816	$8.3704
	16-Sep-15	[4]	16-Sep-18	-	57,258	$726,272	-	-	57,258	$12.6842
M Fisher	15-Sep-10	[3]	15-Sep-13	14,905	67,003	$301,279	(14,905)	-	-	$4.4965
	15-Sep-11	[3]	15-Sep-14	45,906	68,516	$282,293	(13,955)	-	31,951	$4.1201
	14-Sep-12	[3]	14-Sep-15	30,905	30,905	$230,474	(23,796)	-	7,109	$7.4575
	14-Sep-12	[4]	14-Sep-15	32,168	32,168	$304,544	(25,734)	(6,434)	-	$9.4673
	16-Sep-13	[3]	16-Sep-16	33,400	33,400	$225,200	-	-	33,400	$6.7425
	16-Sep-13	[4]	16-Sep-16	31,431	31,431	$298,076	-	-	31,431	$9.4835
	16-Sep-14	[3]	16-Sep-17	38,787	38,787	$280,655	-	-	38,787	$7.2358
	16-Sep-14	[4]	16-Sep-17	33,283	33,283	$372,493	-	-	33,283	$11.1917
	16-Sep-15	[3]	16-Sep-18	-	47,533	$397,870	-	-	47,533	$8.3704
	16-Sep-15	[4]	16-Sep-18	-	41,353	$524,530	-	-	41,353	$12.6842
J Blasko	14-Sep-12	[3]	14-Sep-15	22,075	22,075	$164,624	(16,997)	-	5,078	$7.4575
	14-Sep-12	[4]	14-Sep-15	22,977	22,977	$217,530	(18,381)	(4,596)	-	$9.4673
	16-Sep-13	[3]	16-Sep-16	23,857	23,857	$160,856	-	-	23,857	$6.7425
	16-Sep-13	[4]	16-Sep-16	22,451	22,451	$212,914	-	-	22,451	$9.4835
	16-Sep-14	[3]	16-Sep-17	23,272	23,272	$168,392	-	-	23,272	$7.2358
	16-Sep-14	[4]	16-Sep-17	19,970	19,970	$223,498	-	-	19,970	$11.1917
	16-Sep-15	[3]	16-Sep-18	-	29,251	$244,843	-	-	29,251	$8.3704
	16-Sep-15	[4]	16-Sep-18	-	25,448	$322,788	-	-	25,448	$12.6842

James Hardie 2016 Annual Report on Form 20-F	60

1	Total Value at Grant = Fair Value per RSU multiplied by number of units granted.

2	Fair Value per RSU is estimated on the date of grant using a binomial lattice model that incorporates a Monte Carlo simulation for Relative TSR RSUs. For ROCE RSUs, the grant date fair value is our stock price on the date of grant. For service vesting RSUs, the fair value is our stock price on the date of grant, adjusted for the fair value of estimated dividends as the RSU holder is not entitled to dividends over the vesting period.

3	Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles.

4	ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and/or application of negative discretion.

5	Mr Gries was also granted a cash-settled award (equivalent to 11,164 units) on 16 September 2014. This cash-settled award may vest based on the same vesting criteria as his relative TSR RSU grant and may only vest in the event that his relative TSR RSU grant vests in full. Upon vesting, the award will be settled in cash based on the number of units vested and the fair market value of our shares of common stock as of the relevant vesting date.

6	Time vested RSUs granted under the 2001 JHI plc Equity Incentive Plan (“2001 Plan”).

Scorecard LTI

Name	Grant Date		Release Date	Holding at 1 April 2015	Granted	Vested[1]	Lapsed	Holding at 30 April 2016
L Gries	14-Sep-12		14-Sep-15	320,531	320,531	(211,550)	(108,981)	-
	16-Sep-13	[2]	16-Sep-16	313,192	313,192	-	-	313,192
	16-Sep-14		16-Sep-17	262,103	262,103	-	-	262,103
	16-Sep-15		16-Sep-18	-	286,290	-	-	286,290
M Marsh	16-Sep-13	[2]	16-Sep-16	35,360	35,360	-	-	35,360
	16-Sep-14		16-Sep-17	37,443	37,443	-	-	37,443
	16-Sep-15		16-Sep-18	-	64,415	-	-	64,415
R Sullivan	14-Sep-12		14-Sep-15	8,272	8,272	(5,459)	(2,813)	-
	16-Sep-13	[2]	16-Sep-16	25,257	25,257	-	-	25,257
	16-Sep-14		16-Sep-17	37,443	37,443	-	-	37,443
	16-Sep-15		16-Sep-18	-	64,415	-	-	64,415
M Fisher	14-Sep-12		14-Sep-15	36,189	36,189	(19,903)	(16,286)	-
	16-Sep-13	[2]	16-Sep-16	35,360	35,360	-	-	35,360
	16-Sep-14		16-Sep-17	37,443	37,443	-	-	37,443
	16-Sep-15		16-Sep-18	-	46,522	-	-	46,522
J Blasko	14-Sep-12		14-Sep-15	25,849	25,849	(14,216)	(11,633)	-
	16-Sep-13	[2]	16-Sep-16	25,257	25,257	-	-	25,257
	16-Sep-14		16-Sep-17	22,466	22,466	-	-	22,466
	16-Sep-15		16-Sep-18	-	28,629	-	-	28,629

1	Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the scorecard in respect of fiscal years 2013-2015. A detailed assessment of the reasons for the scorecard ratings was set out in the fiscal year 2015 Remuneration Report.

2	Scorecard LTI awards in respect of fiscal years 2014-2016 will vest on 16 September 2016. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on page XX of this Remuneration Report.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum

James Hardie 2016 Annual Report on Form 20-F	61

total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2014 AGM approved the current maximum aggregate base and committee fee pool of US$2.3 million per annum. No additional Board fees are paid to executive directors.

Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman, as well as for attendance at ad-hoc sub-committee meetings.

During fiscal year 2016, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities and workload requirements. The Remuneration Committee recommended an increase in the non-executive director base fee for calendar year 2016 and the fee increase was effective from the start of the calendar year. The annual fee adjustment when calculated on a fiscal year basis equates to a 10.1% increase in base fee.

The tax equalization allowance, incorporated in the US domiciled chairman, audit committee chair and remuneration committee chair fees for fiscal years 2014, 2015 and 2016, has been discontinued for fiscal year 2017. The purpose of this allowance was to compensate the US domiciled directors for the reduction in net of tax compensation they received as a result of the Company’s re-domicile from the Netherlands to Ireland and this arrangement was concluded in fiscal year 2016.

Position	Fiscal Year 2016 (US$)	Fiscal Year 2017 (US$)
Chairman	464,984	402,426
Deputy Chairman	227,112	244,294
Board member	170,184	187,366
Audit Committee Chair	68,750	20,000
Remuneration Committee Chair	68,750	20,000
N&GC Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance [1]	3,000	3,000

1	Fee is payable in respect of each ad-hoc Board sub-committee attended.

During fiscal year 2016, the Remuneration Committee approved a non-executive director tax equalization policy, in order to ensure that the Company continues to attract highly qualified persons to serve on the Board irrespective of their tax residence. In accordance with the policy, the Company will ensure that each non-executive director does not have an increased income tax liability as a direct result of their appointment to the Board. Accordingly, if Irish income taxes levied on their director compensation exceed net income taxes owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence, such director is eligible to receive a tax equalization payment in respect of that excess.

James Hardie 2016 Annual Report on Form 20-F	62

As the focus of the Board is on maintaining the Company’s long-term direction and well-being, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results.

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate up to 1.5 times (and two times for the Chairman) the base fee in shares of the Company’s common stock (either personally, in the name of their spouse, or through a personal superannuation or pension plan). The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2016 and 2015

The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2016 and 2015:

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2016	473,984	96,047	16,740	586,771
Fiscal Year 2015	468,754	-	15,715	484,469

D McGauchie
Fiscal Year 2016	232,922	-	15,741	248,663
Fiscal Year 2015	237,335	-	23,444	260,779

B Anderson
Fiscal Year 2016	244,935	72,605	-	317,540
Fiscal Year 2015	238,199	-	-	238,199

D Harrison
Fiscal Year 2016	238,934	49,308	7,307	295,549
Fiscal Year 2015	235,199	-	11,991	247,190

A Littley
Fiscal Year 2016	179,184	-	-	179,184
Fiscal Year 2015	167,449	-	-	167,449

J Osborne
Fiscal Year 2016	179,184	-	-	179,184
Fiscal Year 2015	170,449	-	-	170,449

R Van Der Meer
Fiscal Year 2016	188,847	-	-	188,847
Fiscal Year 2015	161,449	-	-	161,449

James Hardie 2016 Annual Report on Form 20-F	63

Total Remuneration for Non-Executive Directors (continued)

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
R Chenu [4]
Fiscal Year 2016	170,184	-	-	170,184
Fiscal Year 2015	101,717	-	22,879	124,596

A Gisle Joosen[5]
Fiscal Year 2016	173,184	-	-	173,184
Fiscal Year 2015	5,363	-	-	5,363
Total Compensation for Non-Executive Directors
Fiscal Year 2016	2,081,358	217,960	39,788	2,339,106
Fiscal Year 2015	1,785,914	-	74,029	1,859,943

1	Amount includes base, Chairman, Deputy Chairman, Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2	Amount relates to a one-off payment to partially compensate non-executive directors who have received a reduction in net compensation following the Company’s re-domicile from the Netherlands to Ireland. The impact of the re-domicile meant that US based non-executive directors incurred an increased income tax burden since the Irish tax rate is significantly higher than the US tax rate. The Board deferred consideration of such tax equalization measure for the affected non-executive directors until: (i) it fully understood the tax implications for the affected directors; and (ii) there was a clear improvement in the US housing market and business results began to improve.

3	Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company. In addition to these costs, travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland which are paid or reimbursed by the Company have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes. The aggregate cost to the Company, including income taxes, for these costs in fiscal year 2016 and 2015 were US$282,789 and US$447,355, respectively. New Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

4	Appointed to the Board on 15 August 2014. In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

5	Appointed to the Board on 20 March 2015.

Director Remuneration for the years ended 31 March 2016 and 2015

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2016	2015
Managerial Services [1]	$10,866,287	$11,577,188
Director Services [2]	2,792,080	2,468,747

	$13,658,367	$14,045,935

James Hardie 2016 Annual Report on Form 20-F	64

1	Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for L Gries.

2	Includes compensation for all non-executive directors, which includes base, Chairman, Deputy Chairman, Committee Chairman and cost of non-employee directors’ fiscal compliance in Ireland, other costs connected with Board-related events paid for by the Company, travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland paid or reimbursed by the Company which have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes and a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2016 and 2015. New Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

Share Ownership and Stock Based Compensation Arrangements

As of 30 April 2016 and 30 April 2015, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2016	CUFS at 30 April 2015	RSUs at 30 April 2016	RSUs at 30 April 2015
L Gries	454,334	522,278	1,960,484	2,161,187
M Marsh	-	-	316,103	193,029
R Sullivan	15,459	7,427	251,111	144,338
M Fisher	91,767	149,689	264,847	260,785
J Blasko	18,917	-	149,327	134,602

As of 30 April 2016 and 30 April 2015, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2016	CUFS at 30 April 2015
M Hammes [1]	44,109	40,462
D McGauchie	8,372	20,372
B Anderson [2]	18,920	16,995
R Chenu [3]	93,712	156,306
A Gisle Joosen [4]	1,000	-
D Harrison [5]	19,259	17,184
A Littley [6]	2,045	-
J Osborne [7]	11,951	11,951
R van der Meer	17,290	17,290

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

James Hardie 2016 Annual Report on Form 20-F	65

2	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

3	Appointed to the Board on 15 August 2014. Mr Chenu also holds 32,306 RSUs as of 30 April 2016, over which he has no voting or investment control. These RSUs were previously granted to Mr Chenu during the term of his prior service as an executive officer of the Company. The vesting of these RSUs remains subject to the achievement of applicable performance criteria, as set forth under the terms of the applicable award agreement.

4	Appointed to the Board on 20 March 2015.

5	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held in the name of Mr and Mrs Harrison.

6	2,045 CUFS held as ADSs in the name of Ms Littley.

7	2,551 CUFS held in the name of Mr Osborne and 9,400 CUFS held in the name of Aurum Nominees Limited and held on behalf of Mr Osborne as beneficial owner.

Based on 445,580,065 shares of common stock outstanding at 30 April 2016 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2016 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2016, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

Stock-Based Compensation Arrangements

At 31 March 2016, we had the following equity award plans:

•	the LTIP; and
•	the 2001 Plan.

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012 and 2015.

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

James Hardie 2016 Annual Report on Form 20-F	66

RSUs - From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. RSUs issued under the LTIP are unfunded and unsecured contractual entitlements and generally provide for settlement in shares of our common stock, subject to performance vesting hurdles prior to vesting. Additionally, the Company has on occasion issued a small number of cash settled awards.

As of 31 March 2016, there were 3,347,644 RSUs outstanding under the LTIP, divided as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2016	Outstanding as of 31 March 2016
TSR	September 2011	954,705	445,833	389,575
TSR	September 2012	432,654	306,214	91,474
TSR	September 2013	489,888	-	477,297
ROCE	September 2013	461,019	-	443,059
TSR	September 2014	459,317	-	459,317
ROCE	September 2014	403,716	-	403,716
TSR	September 2015	579,262	-	579,262
ROCE	September 2015	503,944	-	503,944
Total Outstanding				3,347,644

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

As of 31 March 2016, there were 1,519,556 Scorecard LTI units outstanding under the LTIP, divided as follows:

Grant Type	Grant Date	Granted	Vested as of 31 March 2016	Outstanding as of 31 March 2016
Scorecard	September 2013	518,647	-	498,441
Scorecard	September 2014	454,179	-	454,179
Scorecard	September 2015	566,936	-	566,936
Total Outstanding				1,519,556

For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2016 Annual Report on Form 20-F	67

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

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. All of the outstanding options and RSUs granted under the 2001 Plan vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date, with the exception of the 16 September 2013 grant to the CFO which cliff vests on the third anniversary of the grant date.

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

James Hardie 2016 Annual Report on Form 20-F	68

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

Options—Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2016, there were 104,027 options outstanding under the 2001 Plan, divided as follows:

Options
Grant Date	Granted	Outstanding as of 31 March 2016
November 2006	3,499,490	43,500
December 2007	5,031,310	60,527
Total Outstanding		104,027

RSUs—Since fiscal year 2009, the Company has issued restricted stock units under the 2001 plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 327,354, 329,192 and 315,749 restricted stock units under the 2001 Plan in the years ended 31 March 2016, 2015 and 2014, respectively. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2016, there were 701,810 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2016	Outstanding as of 31 March 2016
September 2013	56,128	-	56,128
December 2013	259,621	114,253	102,462
December 2014	329,192	78,054	223,117
December 2015	327,354	111	320,103
Total Outstanding			701,810

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2016 Annual Report on Form 20-F	69

CORPORATE GOVERNANCE REPORT

Corporate Governance Statement

The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies and other stakeholders. The Board follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, Board committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long- term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.

During fiscal year 2016, the Board evaluated the Company’s corporate governance framework and practices and approved this Corporate Governance Statement. This Corporate Governance Statement is current as at 19 May 2016.

Overall Approach to Corporate Governance

The Company operates under the regulatory requirements of numerous jurisdictions, including those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).

ASX Principles

Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2016 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.

NYSE Standards

As a foreign private issuer with ADS listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2016, except as otherwise noted below:

•	Generally, in the United States an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and

James Hardie 2016 Annual Report on Form 20-F	70

•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number is mandatory.

Availability of Key Governance Documents

This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters, Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2.

The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2016.

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

Given the size of the Company, it is not possible or appropriate for the Board to be involved in managing the Company’s day-to-day activities. However, the Board is accountable to shareholders by whom they are elected for delivering long-term shareholder value. To achieve this, the Board ensures that the Company has in place a framework of controls, which enables management to appraise and manage risk effectively with oversight from the Board, through clear and robust procedures and delegated authorities.

In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of

James Hardie 2016 Annual Report on Form 20-F	71

powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;
•	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;
•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;
•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
•	approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;
•	reviewing the authority levels of the CEO and management;
•	approving the remuneration framework for the Company;
•	overseeing corporate governance matters for the Company;
•	approving corporate-level Company policies;
•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and
•	any other matter which the Board considers appropriate to be approved by the Board.

In discharging its duties, the Board aims to take into account, within the context of the industry in which the Company operates, the interests of the Company (including the interests of its employees), shareholders, and other stakeholders, and where possible, aligns its activities with current best practices in the jurisdictions in which the Company operates.

The full list of those matters reserved to the Board is formalized in our Board Charter. The Board Charter is available in the Corporate Governance section of our investor relations website (www.ir.jameshardie.com.au).

Board Committees

In order to ensure that the Board properly discharges its responsibilities and fulfills its oversight role, the Board has established the following standing Board committees:

•	Audit Committee;
•	Remuneration Committee; and
•	Nominating and Governance Committee.

Additionally, from time to time, the Board may establish ad hoc Board committees to address particular matters. Each standing Board committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its

James Hardie 2016 Annual Report on Form 20-F	72

responsibilities. Each Board committee Chairman reports to the Board at each scheduled Board meeting on their activities.

Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).

Board and Board Committee Meetings

The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. Board and Board committee meetings are generally held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.

Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chairman, at each scheduled Board meeting.

In discharging their duties, directors are provided with direct access to executive management and outside advisors and auditors.

The Board has regular discussions with the CEO and executive management regarding the Company’s strategy and performance, during which Board members formally review the Company’s progress. During the year, the Board and each Board committee develop and review an annual work plan created from the standing Board committee charters so that responsibilities of each Board committee are addressed at appropriate times throughout the year.

James Hardie 2016 Annual Report on Form 20-F	73

The following table provides the composition of each standing Board committee during fiscal year 2016, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4	●	4	4	●	5	5	●	4	4
D McGauchie	4	4							●	4	4
B Anderson	4	4	C	4	4	●	5	5
R Chenu	4	4				●	5	5	●	2	2
D Harrison	4	4	●	4	4	C	5	5
A Gisle Joosen	4	4	●	4	4
A Littley	4	4	●	4	4	●	5	5
J Osborne	4	4							●	4	4
R van der Meer	4	4							C	4	4

●	Board Committee member
C	Board Committee chair
H	Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A	Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.

Company Secretary

The Company Secretary is accountable to the Board through the Chairman on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary.

Evaluation of Director Candidates

Before appointing a director or nominating a candidate to shareholders for election as a director, the Company undertakes background checks including checks as to the candidate’s education, experience, criminal history and bankruptcy. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision.

Agreements with Directors and Senior Executives

Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s Remuneration Report contained in “Section 1 – Remuneration.”

James Hardie 2016 Annual Report on Form 20-F	74

Management Performance Evaluations

On an annual basis, the Remuneration Committee, and subsequently the Board review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO annually reviews the performance of each of the CEO’s direct reports, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews. Performance evaluations for fiscal year 2016 were conducted in accordance with the process outlined above in April 2016 and May 2016. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration.”

Board Performance Evaluation

The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2016, the process, which was undertaken in February and March 2016, involved completion of a purpose-designed survey by each director and a private discussion between the Chairman and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

The Deputy Chairman discussed with the Board, the Chairman’s performance and contribution to the effectiveness of the Board.

Workplace Diversity

The Company recognizes the value of having a workforce that reflects the diverse communities and marketplaces in which we operate and serve. The Company believes that a skilled and diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes, and life experiences, along with the unique strengths of each employee, contribute to the business performance at the Company.

The Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports certain of our core organizational values, including Operating with Respect and Building Organizational Advantage. The policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, is responsible for approving and monitoring the Company’s diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

James Hardie 2016 Annual Report on Form 20-F	75

Details of diversity composition across various levels of the organization at the end of fiscal year 2016 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	22% (2 of 9)	33% (3 of 9)
US BUSINESS [2]
Senior leadership positions[3]	12% (16 of 132)	28% (37 of 132)
All management positions	15% (52 of 340)	33% (111 of 340)
Total workforce	12% (264 of 2,285)	35% (791 of 2,285)
NON-US BUSINESSES [4]
Senior leadership positions	16% (5 of 32)
All management positions	19% (24 of 124)
Total workforce	18% (179 of 1,002)

1	Includes gender and race diversity characteristics for Board.
2	Includes US employees with diversity characteristics including gender, race or national origin.
3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in JHI plc’s Company and Individual Performance (CIP) Plan.
4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US Businesses.

The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and
•	women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2016, the actions in place or undertaken to achieve these objectives, and the progress made against these objectives during fiscal year 2016.

Objectives	Fiscal year 2015 actions	FY2016 and FY2017 plans
To promote a culture of diversity (which includes gender, skills, experience, and cultural background)

 •  All U.S. employees were registered for a new anti-discrimination and harassment training in early December 2014 with a 99% completion rate.

 •  All global employees were registered for Code of Conduct and Business Ethics training in FY15 with an 84% completion rate.

• We re-administered Code of Conduct and Business Ethics training in March 2016. • In FY17, all employees will be required to complete the e-module: Diversity: Skills for Collaboration.
To ensure that recruitment and selection processes are based on merit	• In FY15, the structured interview evaluation process used in sales was expanded for salaried manufacturing and corporate applicants.

 •  MBA Leadership Program recruiting, targeted to bring future general management talent into the organization, has resulted in 20 hires since its inception in 2011, with 20% female and 55% non-Caucasian hires.

James Hardie 2016 Annual Report on Form 20-F	76

Objectives	Fiscal year 2015 actions	FY2016 and FY2017 plans
To provide talent management and development opportunities which provide equal opportunities for all current employees

 •  Individual development plans were well integrated into the review process.

 •  Between January 2014 and January 2015, 47 employees were offered new roles/promotions as a result of the internal posting and interviewing process. Of these, 15 were women (32%), and 17 (36%) were non-Caucasian.

 •  In FY15, based on the quantitative testing for high potential talent, we have a senior management development program whereby 20% of the participants were female and 20% were non-Caucasian.

 •  We increased our internal posting consistency across divisions, as a result between January 2015 and January 2016, 128 employees were offered new roles/promotions. Of these, 31 were women (24%), with 10 of the 31 (32%) both women and non-Caucasian; 32 (25%) were non-Caucasian.

 • Beginning in April 2016, we commenced a second group of high potentials through our senior management development program. For this second group, 11% are female and 21% are non-Caucasian.

 •  In FY17, we will put in place additional structures to support diversity, including women’s engagement forum and development support, as needed, for non-native English speakers.

To reward and remunerate fairly

 •  No change in reward and remuneration programs noted in FY15.

 •  The organization communicated pay grades and criteria for promotion across the sales departments to help ensure there is no discrepancy in pay by role.

 •  Hourly manufacturing wages were tied to completed certifications. All employees are provided access to training to complete certifications.

• As part of the California Fair Pay Act, management is conducting a review of California employees for disparate pay treatment.
To provide flexible work practices	• Flexible working arrangements are discussed with each employee and individual arrangements are offered as job requirements permit.	No change.

Principle 2: Structure the Board to Add Value

Composition of the Board

The Board currently comprises nine non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Directors may be elected by our shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit him or herself for re-election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by our shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides that at each AGM, one-third of the directors (excluding the CEO) must retire and, if eligible, may offer themselves for re-election.

James Hardie 2016 Annual Report on Form 20-F	77

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

As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates before the Board selects the most suitable candidate, based on a recommendation from the Nominating and Governance Committee.

Director Independence

In accordance with the ASX Principles and the NYSE Standards, the Company requires that a majority of directors on the Board and the Board committees, as well as the Chairman of the Board and each committee, be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body.

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

During fiscal year 2016, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Louis Gries, as CEO of the Company, and Russell Chenu, each of Michael Hammes, Donald McGauchie, Brian Anderson, Andrea Gisle Joosen, David Harrison, Alison Littley, James Osborne and Rudolph van der Meer is independent. Mr Chenu is not considered independent, based upon the nature of his previous employment as CFO of the Company.

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

James Hardie 2016 Annual Report on Form 20-F	78

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

The Board believes that, notwithstanding the length of Mr McGauchie’s tenure, he remains independent in character and judgment and has not formed an association with management that could interfere with his ability to exercise independent judgment.

Director Qualifications and Board Diversity

The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board and utilizes a skills matrix in reviewing Board composition and in succession planning. The following lists the mix of skills, experience and diversity the Board has and is looking to achieve, taking into consideration the strategic objectives of the Company.

Key Board Skills and Experience

Executive Leadership	Board Experience	Succession Planning	Governance
Strategy	Financial Acumen	Corporate Finance	Risk Management
Global Experience	Health, Safety and Environmental	Executive Remuneration	Manufacturing
Market Experience

Information regarding Board diversity can be found in “Workplace Diversity” section above.

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2016, as part of the review, the Nominating and Governance Committee noted that Mr Anderson serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as chairman of the Company’s Audit Committee.

Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Nominating and Governance Committee

The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role

James Hardie 2016 Annual Report on Form 20-F	79

in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;
•	overseeing the evaluation of the Board and senior management;
•	assessing the independence of each director;
•	reviewing the conduct of the AGM; and
•	performing a leadership role in shaping the Company’s corporate governance policies.

A more complete description of these and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The current members of the Nominating and Governance Committee are Rudolf van der Meer (Chairman), Russell Chenu, Michael Hammes, Donald McGauchie and James Osborne, the majority of whom are independent non-executive directors.

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

Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2016.

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

James Hardie 2016 Annual Report on Form 20-F	80

In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts.

Board Leadership Structure

In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chairman. In his role as Chairman, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chairman, Mr Hammes also:

•	provides leadership to the Board;
•	chairs Board and shareholder meetings;
•	facilitates Board discussion;
•	monitors, evaluates and assesses the performance of the Board and Board committees; and
•	is a member of and attends meetings of all Board committees.

The Board has appointed Donald McGauchie as the Deputy Chairman to help assist Mr Hammes in his role as Chairman and fulfill the obligations of the Chairman in his absence.

Remuneration

For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chairman) the base Board member fee) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee reviews the guidelines and non-executive directors’ share holdings on a periodic basis.

Independent Advice and Access to Information

In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

Indemnification

The Company’s Constitution provides for indemnification of any person who is (or who was) a director, the Company Secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their

James Hardie 2016 Annual Report on Form 20-F	81

duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts.

The Company and certain of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to directors and executives who are directors or officers of the Company or its subsidiaries.

Principle 3: Act Ethically and Responsibly

Global Code of Business Conduct

The Company seeks to maintain high standards of integrity and is committed to ensuring that the Company conducts its business in accordance with high standards of ethical behavior. The Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which we operate. The Company has adopted a Global Code of Business Conduct (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2016.

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

All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the General Counsel and Chief Compliance Officer, US Employment Counsel and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chairman of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman, Deputy Chairman, directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate

James Hardie 2016 Annual Report on Form 20-F	82

directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

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

A copy of the Insider Trading Policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Principle 4: Safeguard Integrity in Corporate Reporting

Audit Committee

The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•	reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s, policies, processes and frameworks for managing risk;
•	exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•	reviewing the Company’s compliance with legal and regulatory requirements; and
•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

James Hardie 2016 Annual Report on Form 20-F	83

A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chairman of the Audit Committee reports to the full Board following each Audit committee meeting. As part of such report, the Chairman of the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.

The current members of the Audit Committee are Brian Anderson (Chairman), Michael Hammes, David Harrison, Andrea Gisle Joosen and Alison Littley, all of whom are independent non-executive directors. All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison qualify as “audit committee financial experts.” The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.

Internal Audit

The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.

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

The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.

James Hardie 2016 Annual Report on Form 20-F	84

Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.

Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:

•	the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and
•	this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

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

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President—Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. Both the Audit Committee and Nominating and Governance Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2016. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Principle 6: Respect the Rights of Shareholders

Communication

The Company is committed to communicating effectively with the Company’s shareholders and engaging them through a range of communication channels in a program that includes:

•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•	audio webcasts of other management briefings and the annual shareholder meeting;

James Hardie 2016 Annual Report on Form 20-F	85

•	a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
•	site visits and briefings on strategy for investment analysts;
•	regular engagement with institutional shareholders to discuss a wide range of governance issues;
•	an email alert service to advise shareholders and other interested parties of announcements and other events; and
•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

Shareholders can also elect to receive communications from the Company and its share registry, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (www.ir.jameshardie.com.au).

Annual General Meeting

The 2015 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings on the Company’s investor relations website. The 2016 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via a teleconference of the meeting. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chairman will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.

Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.

Further details regarding the 2016 AGM will be set out in the 2016 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.

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

James Hardie 2016 Annual Report on Form 20-F	86

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

The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. See “Section 3 – Risk Factors” for a discussion of significant factors that may adversely affect our business, operations, financial performance and condition or industry, and for a discussion regarding how the Company manages certain of these risks.

Risk Management Framework

The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.

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

Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2016. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2016, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2016. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.

James Hardie 2016 Annual Report on Form 20-F	87

Risk Management Committees

The Company maintains two separate management level risk committees, one for operation-related risks and one for corporate-related risks (the “Risk Management Committees”). This structure allows each committee to focus on individual risks in greater detail. Each committee comprises a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their area of responsibility. These Risk Management Committees are coordinated by Internal Audit and the General Counsel. The Vice President of Internal Audit and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.

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

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•	engagement with members of the Risk Management Committees at least quarterly to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•	quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committees’ assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committees as high focus risks;
•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•	an internal audit department with a direct reporting line to the Chairman of the Audit Committee;
•	regular monitoring of the liquidity and status of the Company’s finance facilities;
•	maintaining an appropriate global insurance program;
•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and

James Hardie 2016 Annual Report on Form 20-F	88

•	implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

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

A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration”. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2016 are set out in “Section 1 – Remuneration”.

James Hardie 2016 Annual Report on Form 20-F	89

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

Examples of forward-looking statements include:

•	statements about the Company’s future performance;
•	projections of the Company’s results of operations or financial condition;
•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
•	expectations about the timing and amount of contributions to (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•	statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other

James Hardie 2016 Annual Report on Form 20-F	90

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

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer possible outcome or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2016 Annual Report on Form 20-F	91

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

In the following discussion and analysis, we intend to provide management’s explanation of the factors that have affected our financial condition and results of operations for the fiscal years covered by the financial statements included in this Annual Report, as well as management’s assessment of the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods.

The following discussion and analysis includes several non-GAAP measures to provide additional information concerning our performance. We believe that these non-GAAP measures enhance an investor’s overall understanding of our financial performance by being more reflective of our core operational activities and more comparable with our financial results over various periods. In addition, management use non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-GAAP financial measures discussed include:

•	Adjusted operating income and operating income margin
•	Adjusted net income
•	Adjusted effective tax rate
•	Adjusted selling, general and administrative expenses

We have reconciled these non-GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2016, 2015 and 2014 in the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report. These non-GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies’ financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

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

James Hardie 2016 Annual Report on Form 20-F	92

We have identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

Accounting for the AFFA

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2 in the consolidated financial statements.

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMGA Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2077. We recognize the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the central estimate.

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

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

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

We recognize the asbestos liability in the consolidated financial statements on an undiscounted and uninflated basis. We considered discounting when determining the best estimate under US GAAP. We have recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is our view that the timing and amounts of such cash flows are not fixed or readily determinable. We considered inflation when determining the best estimate under US GAAP. It is our view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.

James Hardie 2016 Annual Report on Form 20-F	93

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2016 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).

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

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

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

James Hardie 2016 Annual Report on Form 20-F	94

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

Accounting for Income Tax

We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2016. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

James Hardie 2016 Annual Report on Form 20-F	95

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

During the years ended 31 March 2016, 2015 and 2014, the Company recorded US$3.5 million, US$3.7 million and nil of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

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

James Hardie 2016 Annual Report on Form 20-F	96

Operating Results

Year ended 31 March 2016 compared to year ended 31 March 2015

Operating results for the consolidated group were as follows:

US$ Millions	FY16	FY15	Change %
Net sales	$1,728.2	$1,656.9	4
Cost of goods sold	(1,096.0)	(1,078.1)	(2)
Gross profit	632.2	578.8	9

Selling, general and administrative expenses	(254.2)	(245.5)	(4)
Research and development expenses	(29.5)	(31.7)	7
Asbestos adjustments	5.5	33.4	(84)
Operating income	354.0	335.0	6

Net interest expense	(25.6)	(7.5)
Other income (expense)	2.1	(4.9)
Income before income taxes	330.5	322.6	2
Income tax expense	(86.1)	(31.3)
Net income	$244.4	$291.3	(16)

Total net sales of US$1,728.2 million for fiscal year 2016 were 4% higher than fiscal year 2015. Net sales in local currencies were favorably impacted by higher volume in the North America and Europe Fiber Cement segment and higher volume and average net sales price in Asia Pacific Fiber Cement segments, excluding Australian Pipes. Net sales were adversely impacted by the strengthening US dollar, which had a 4% unfavorable effect on group net sales.

Gross profit of US$632.2 million for the fiscal year 2016 was 9% higher than fiscal year 2015. Our gross profit margin of 36.6% was 1.7 percentage points higher than fiscal year 2015.

SG&A expenses for fiscal year 2016 increased 4% to US$254.2 million. The increase primarily reflects higher SG&A expenses in the business units in local currencies; partially offset by the favorable impact of the strengthening US dollar.

R&D expenses decreased 7% for fiscal year 2016 when compared to fiscal year 2015. The decrease is a result of the strengthening US dollar; partially offset by an increase in the number of R&D projects being worked on by the R&D team.

Asbestos adjustments for fiscal year 2016 decreased compared to fiscal year 2015. The primary driver being US$8.1 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report; partially offset by US$2.6 million unfavorable impact of the appreciating AUD/USD spot exchange rate between balance sheet dates.

Net income decreased from US$291.3 million in fiscal year 2015 to US$244.4 million in fiscal year 2016, primarily due to higher income tax expense, higher interest expense and an unfavorable change in the asbestos adjustments; partially offset by the favorable underlying performance of the operating business units.

James Hardie 2016 Annual Report on Form 20-F	97

North America and Europe Fiber Cement Results

Operating results for the North America and Europe Fiber Cement segment were as follows:

	FY16	FY15	Change %
Volume (mmsf)	2,000.5	1,849.7	8%
Average net sales price per unit (per msf)	US$676	US$675	FLAT

Net sales (US$ millions)	1,386.3	1,276.5	9%
Gross profit			15%
Gross margin (%)			2.2 pts
Operating income (US$ millions)	340.6	285.9	19%
Operating income margin (%)	24.6	22.4	2.2 pts

Net sales for fiscal year 2016 were favorably impacted by higher volumes. The increase in our sales volume in fiscal year 2016 compared to fiscal year 2015 was primarily driven by growth in the repair and remodel and new construction markets and modest market penetration. For fiscal year 2016 average net sales price was flat, when compared fiscal year 2015. For fiscal year 2016 gross price was up in line with our price increase effective 1 March 2015; offset by the unfavorable impact of foreign exchange, mix and the overall price performance in Europe.

We note that there are a number of data sources that measure US housing market growth, most of which have reported steady double-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal year 2016 results, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2016, single family housing starts were 745,700, or 17% above the year ended 31 March 2015.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The increase in gross margin of 2.2 percentage points for fiscal year 2016 is due to the following components:

Higher average net sales price	0.4 pts
Lower production costs	1.8 pts

Total percentage point change in gross margin	2.2 pts

Production costs for fiscal year 2016 were lower than fiscal year 2015, primarily as a result of our manufacturing plant network’s improved performance when compared to fiscal year 2015, as well as lower freight and lower input costs for pulp and utilities.

James Hardie 2016 Annual Report on Form 20-F	98

For fiscal year 2016, operating income of US$340.6 million, increased 19% over fiscal year 2015, reflecting lower freight, improved plant performance, lower unit costs and increased volumes; unfavorably impacted by higher segment SG&A expenses, primarily reflecting higher employee costs and marketing expenses. As a percentage of segment sales, fiscal year 2016 SG&A remained flat compared to fiscal year 2015.

Operating income margin for fiscal year 2016 increased 2.2 percentage points to 24.6% from 22.4% in fiscal year 2015, driven by higher net sales and lower production costs; partially offset by the adverse impact of the strengthening US dollar and overall performance of the European business.

Asia Pacific Fiber Cement Results

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	FY16	FY15	Change %
Volume (mmsf)	449.6	456.2	(1%)
Volume (mmsf) excluding the Pipes Australian business	439.8	414.7	6%

Net sales (US$ millions)	341.9	380.4	(10%)
US$ Gross profit			(11%)
US$ Gross margin (%)			(0.5 pts)
Operating income (US$ millions)	80.9	94.1	(14%)
New Zealand weathertightness claims (US$ millions)	(0.5)	4.3
Operating income excluding NZ weathertightness claims (US$ millions)	81.4	89.8	(9%)
US$ Operating income margin (%)	23.7	24.7	(1.0 pts)
US$ Operating income margin excluding NZ weathertightness claims (%)	23.8	23.6	0.2 pts

James Hardie 2016 Annual Report on Form 20-F	99

For the fiscal year 2016, the Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted for a 19% change in the weighted average AUD/USD foreign exchange rate relative to fiscal year 2015. Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	FY16		FY15	Change %
Volume (mmsf)		449.6	456.2	(1%)
Volume (mmsf) excluding the Pipes Australian business		439.8	414.7	6%
Average net sales price per unit (per msf)	A$	1,020	A$942	8%

Net sales (A$ millions)		464.2	434.5	7%
A$ Gross profit				5%
A$ Gross margin (%)				(0.5 pts)
Operating income (A$ millions)		110.0	107.4	2%
New Zealand weathertightness claims (A$ millions)		(0.7)	4.9
Operating income excluding NZ weathertightness claims (A$ millions)		110.7	102.5	8%
A$ Operating income margin (%)		23.7	24.7	(1.0 pts)
A$ Operating income margin excluding NZ weathertightness claims (%)		23.8	23.6	0.2 pts

Volume for fiscal year 2016 was lower than fiscal year 2015 due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016. Net sales in Australian dollars for fiscal year 2016 were higher than fiscal year 2015 primarily due to a higher average net sales price. The increase in our net sales price in fiscal year 2016 reflects the effects of our annual price increase, favorable product and regional mix and the appreciation of the Philippines currency against the Australian dollar, when compared to fiscal year 2015.

In our Australian business the key drivers of net sales growth, for fiscal year 2016, were favorable conditions in our addressable markets, the favorable impact of our price increase and favorable product mix. In our New Zealand business, volume grew across most regions; however, net sales growth was partially offset by a lower average net selling price due to unfavorable product mix. In our Philippines business, net sales in fiscal year 2016 were higher than fiscal year 2015 driven by growth in our addressable markets, continued market penetration and favorable impact of our price increase.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 116,962 for the year ended 31 March 2016, a slight decrease, compared to fiscal year 2015. The other key driver of our sales volume is the alterations and additions market, which increased 5% for the 12 months ended 31 March 2016, compared to the fiscal year 2015.

James Hardie 2016 Annual Report on Form 20-F	100

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 15,167 for the year ended 31 March 2016, an increase of 13% over fiscal year 2015.

In Australian dollars, the decrease in gross margin of 0.5 percentage point for fiscal year 2016 is due to the following components:

Higher average net sales price	5.5 pts
Higher production costs	(6.0 pts)

Total percentage point change in gross margin	(0.5 pts)

Production costs for fiscal year 2016 were higher compared to fiscal year 2015, largely due to the cost associated with the startup of our Carole Park sheet machine and higher input prices driven by the unfavorable impact of the weakening of the Australian dollar on the price of USD denominated pulp. Additionally, during December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of US$3.0 for fiscal year 2015. As a result, production costs in fiscal year 2016 were higher than fiscal year 2015.

In Australian dollars, operating income (including New Zealand weathertightness claims) for fiscal year 2016 increased 2% over fiscal year 2015, driven by improved gross profit; partially offset by New Zealand weathertightness and higher SG&A expenses primarily related to marketing and compensation costs. For fiscal year 2016 we recorded an expense related to New Zealand Weathertightness, compared to a benefit in fiscal year 2015. SG&A as a percentage of net sales for fiscal year 2016 increased 0.6 percentage points compared to fiscal year 2015.

In Australian dollars, operating income (excluding New Zealand weathertightness claims) for fiscal year 2016 increased by 8% compared to fiscal year 2015

In the first quarter of fiscal year 2016, we finalized the sale of our Australian Pipes business, recognizing a gain on the sale of US$1.7 million, recorded in other (expense) income in the consolidated statement of operations and comprehensive income for fiscal year 2016. Due to the immaterial contribution of the Australian Pipes business to the segment results, the results of operations from the Australian Pipes business have not been presented as discontinued operations in the consolidated financial statements.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	FY16	FY15	Change %
Segment R&D expenses	$(21.7)	$(24.2)	10
Segment R&D SG&A expenses	(2.2)	(1.8)	(22)
Total R&D operating loss	$(23.9)	$(26.0)	8

James Hardie 2016 Annual Report on Form 20-F	101

The change in segment R&D expenses from fiscal year 2015 to fiscal year 2016 is a result of the adverse impact of the strengthening US dollar and the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects were US$7.8 million for fiscal year 2016, compared to US$7.5 million for fiscal year 2015.

General Corporate

Results for General Corporate for fiscal years 2016 and 2015 are as follows:

US$ Millions	FY16	FY15	Change %
General Corporate SG&A expenses	$(47.4)	$(49.9)	5
Asbestos:
Asbestos Adjustments	5.5	33.4	(84)
AICF SG&A Expenses[1]	(1.7)	(2.5)	32
General Corporate operating loss	$(43.6)	$(19.0)

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

For fiscal year 2016, General Corporate SG&A expenses decreased by US$2.5 million, compared to fiscal year 2015. The decrease in General Corporate SG&A expenses is primarily driven by the non-recurring stamp duty of US$4.2 million incurred in the fourth quarter of fiscal year 2015; partially offset by higher stock compensation expenses of US$2.6 million driven by an increase in the US$ stock price.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY16		FY15
31 March 2015	0.7636	31 March 2014	0.9220
31 March 2016	0.7657	31 March 2015	0.7636
Change ($)	0.0021	Change ($)	(0.1584)
Change (%)	-	Change (%)	(17%	)

James Hardie 2016 Annual Report on Form 20-F	102

For fiscal years 2016 and 2015, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY16	FY15	Change %
Change in actuarial estimates	$8.1	$(111.3)
Effect of foreign exchange rate movements	(2.6)	144.7
Asbestos adjustments	$5.5	$33.4	(84)

Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.434 billion at 31 March 2016 from A$1.566 billion at 31 March 2015. The change in the undiscounted and uninflated central estimate of A$132.0 million or 8% is primarily due to the decrease in the projected future number of non-mesothelioma claims and lower average claims sizes and lower average defense legal cost assumptions for most disease types. This was partially offset by the change in legislation in Victoria, which allowed for gratuitous services costs to be included in certain types of future claims which had a A$56.9 million adverse impact on the central estimate.

During fiscal year 2016, mesothelioma claims reporting activity was marginally below actuarial expectations for the first year in the past four years. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the discounted central estimate could increase by approximately 30% on a discounted basis.

At 31 March 2016, KPMGA has formed the view that, due to the stable claims reporting in fiscal year 2016, no change to the assumption of mesothelioma claims is required. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline. Due to the uncertainty over the past four years, further volatility in relation to the valuation should be anticipated for at least the next few years.

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY16	FY15	Change %
Claims received	577	665	13
Actuarial estimate for the period	658	610	(8)
Difference in claims received to actuarial estimate	81	(55)

Average claim settlement[1] (A$)	248,000	254,000	2
Actuarial estimate for the period[2] (A$)	302,000	289,000	(4)
Difference in claims paid to actuarial estimate (A$)	54,000	35,000	(54)

James Hardie 2016 Annual Report on Form 20-F	103

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2016, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2016 were 12% and 13% below actuarial estimates and fiscal year 2015 respectively;

•	Mesothelioma claims reported for the fiscal year 2016 are 1% below expectations and are 4% below fiscal year 2015;

•	The average claim settlement for fiscal year 2016 is lower by 18%, versus actuarial estimates;

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and

•	The decrease in average claim settlement for the full year versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to fiscal year 2015.

Asbestos claims paid of A$154.7 million for fiscal year 2016 were lower than the actuarial expectation of A$176.3 million. All figures provided in this Claims Data section are gross of insurance and other recoveries

Net interest expense

Gross interest expense for fiscal year 2016 increased US$17.3 million, compared to fiscal year 2015, primarily as a result of interest incurred on our senior notes, which we issued in February 2015.

Other income (expense)

For fiscal year 2016 other income (expense) moved from a loss of US$4.9 million in fiscal year 2015 to a gain of US$2.1 million. The US$7.0 million favorable change in other (expense) income is due to a US$3.3 million favorable change in net foreign exchange forward contracts, a US$2.0 million favorable change in the unrealized gains and losses related to our interest rate swaps and US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal year 2016.

Income tax expense

Total income tax expense for fiscal year 2016 increased by US$54.8 million from fiscal year 2015. The change was primarily due to a reduction in the change in actuarial estimate compared to fiscal year 2015.

Readers are referred to Note 15 of our consolidated financial statements for further information related to income tax.

James Hardie 2016 Annual Report on Form 20-F	104

Net income

Net income decreased from US$291.3 million in fiscal year 2015 to US$244.4 million in fiscal year 2016. Net income excluding asbestos, New Zealand weathertightness claims, non-recurring stamp duty and other tax adjustments increased 10% from US$221.4 million in fiscal year 2015 to US$242.9 million in fiscal year 2015.

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

Total net sales of US$1,656.9 million for fiscal year 2015 were 11% higher than fiscal year 2014. Net sales in local currencies were favorably impacted by higher sales volumes and average net sales prices in both the North America and Europe Fiber Cement and the Asia Pacific Fiber Cement segments.

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

Asbestos adjustments for fiscal year 2015 decreased compared fiscal year 2014. The primary driver is the US$144.7 million

James Hardie 2016 Annual Report on Form 20-F	105

favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates; partially offset by a US$111.3 million unfavorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report. Additional information regarding our asbestos adjustment is provided below.

Net income increased from US$99.5 million in fiscal year 2014 to US$291.3 million in fiscal year 2015, driven by the favorable underlying performance of the operating business units and the favorable impact of asbestos adjustments; partially offset by higher income tax expense.

North America and Europe Fiber Cement Results

Operating results for the North America and Europe Fiber Cement segment were as follows:

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

James Hardie 2016 Annual Report on Form 20-F	106

The increase in gross margin of 1.1 percentage points for fiscal year 2015 is due to the following components:

Higher average net sales price	2.7 pts
Higher production costs	(1.6 pts)

Total percentage point change in gross margin	1.1 pts

Production costs for fiscal year 2015 were higher than fiscal year 2014, primarily due to higher input costs driven by the market prices for pulp, gas, silica and the costs incurred with starting up our Fontana, California plant in fiscal year 2015; partially offset by economies of scale achieved through a 9% increase in volume.

Fiscal year 2015 operating income of US$285.9 million, an increase of 21% over fiscal year 2014, primarily reflects increased volumes and a higher average net sales price; partially offset by higher SG&A, primarily reflecting higher compensation expenses due to increased headcount. As a percentage of segment sales, fiscal year 2015 SG&A expenses increased by 0.1 percentage points compared to fiscal year 2014.

Operating income margin for fiscal year 2015 increased 1.4 percentage points to 22.4% from 21.0% in fiscal year 2014, driven by higher net sales; partially offset by higher production costs.

Asia Pacific Fiber Cement Results

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	FY15	FY14	Change %
Volume (mmsf)	456.2	417.2	9%

Net sales (US$ millions)	380.4	366.2	4%
US$ Gross profit			7%
US$ Gross margin (%)			1.0 pts
Operating income (US$ millions)	94.1	81.1	16%
New Zealand weathertightness claims (US$ millions)	4.3	(1.8)
Operating income excluding NZ weathertightness claims (US$ millions)	89.8	82.9	8%
US$ Operating income margin (%)	24.7	22.1	2.6 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	23.6	22.6	1.0 pts

For fiscal year 2015, the Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by the change in the weighted average period AUD/USD exchange rate

James Hardie 2016 Annual Report on Form 20-F	107

relative to fiscal year 2014. Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	FY15	FY14	Change %
Volume (mmsf)	456.2	417.2	9%
Average net sales price per unit (per msf)	A$942	A$930	1%

Net sales (A$ millions)	434.5	392.4	11%
A$ Gross profit			14%
A$ Gross margin (%)			1.0 pts
Operating income (A$ millions)	107.4	86.9	24%
New Zealand weathertightness claims (A$ millions)	4.9	(1.9)
Operating income excluding NZ weathertightness claims (A$ millions)	102.5	88.8	15%
A$ Operating income margin (%)	24.7	22.1	2.6 pts
A$ Operating income margin excluding NZ weathertightness claims (%)	23.6	22.6	1.0 pts

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

In Australian dollars, the increase in gross margin of 1.0 percentage point for fiscal year 2015 is due to the following components:

Higher average net sales price	1.0 pts
Flat production costs	-

Total percentage point change in gross margin	1.0 pts

James Hardie 2016 Annual Report on Form 20-F	108

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

In Australian dollars, operating income (including New Zealand weathertightness claims) for fiscal year 2015 increased 24% over fiscal year 2014, driven by higher net sales; partially offset by higher SG&A, which as a percentage of net sales increased by 3.2 percentage points compared to fiscal year 2014, largely due to higher compensation and marketing related expenses.

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

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D Segment; or commercialization projects for the benefit of a particular business unit which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D Segment:

US$ Millions	FY15	FY14	Change %
Segment R&D expenses	$(24.2)	$(22.2)	(9)
Segment R&D SG&A expenses	(1.8)	(2.2)	18
Total R&D operating loss	$(26.0)	$(24.4)	(7)

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

James Hardie 2016 Annual Report on Form 20-F	109

General Corporate

Results for the General Corporate Segment for fiscal years 2015 and 2014 are as follows:

US$ Millions	FY15	FY14	Change %
General Corporate SG&A expenses	$(49.9)	$(42.7)	(17)
Asbestos:
Asbestos Adjustments	33.4	(195.8)
AICF SG&A Expenses[1]	(2.5)	(2.1)	(19)
General Corporate operating loss	$(19.0)	$(240.6)	92

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the asbestos adjustments.

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

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period. For fiscal year 2015, the Australian dollar spot exchange rate against the US dollar depreciated 17% to US$0.76

For fiscal years 2015 and 2014, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY15	FY14	Change %
Change in actuarial estimates	$(111.3)	$(308.2)	64
Recovery of insurance receivables	-	15.2
Effect of foreign exchange rate movements	144.7	97.2	49
Asbestos adjustments	$33.4	$(195.8)

Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

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

James Hardie 2016 Annual Report on Form 20-F	110

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

James Hardie 2016 Annual Report on Form 20-F	111

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

Readers are referred to Note 15 of our consolidated financial statements for further information related to income tax.

Net income

Net income increased from US$99.5 million in fiscal year 2014 to US$291.3 million in fiscal year 2015. Net income excluding asbestos, New Zealand weathertightness claims, non-recurring stamp duty and other tax adjustments increased 12% from US$197.2 million in fiscal year 2014 to US$221.4 million in fiscal year 2015.

James Hardie 2016 Annual Report on Form 20-F	112

Liquidity and Capital Allocation

Overview

Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency fluctuations. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 12 to our consolidated financial statements in Section 2. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.

We moved to a net debt position of US$405.7 million at 31 March 2016 compared to a net debt position of US$330.5 million at 31 March 2015 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).

Sources of Liquidity

During fiscal year 2016, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2016 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.

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

Cash Flow — Year Ended 31 March 2016

Operating Activities

Cash provided by operating activities increased US$80.9 million to US$260.4 million. The increase in cash provided by operating activities was primarily driven by a US$44.1 million

James Hardie 2016 Annual Report on Form 20-F	113

increase in net income adjusted for non-cash items and a lower contribution to AICF as compared to fiscal year 2015, partially offset by an unfavorable change in working capital of US$12.7 million. The unfavorable change in working capital was due to normal variations related to timing in accounts receivable and accounts payable of US$67.4 million as the result of timing of collections and payments between periods. This was partially offset by a US$54.7 million change in cash provided by inventory, driven by inventory management strategies, which decreased inventory balances by US$16.2 million in the current period as opposed to an increase in the inventory balances of US$38.5 million in fiscal year 2015.

Investing Activities

Cash used in investing activities decreased US$211.3 million to US$66.6 million, as we completed our Australian capacity expansion projects and are nearing completion of our US capacity expansion projects, while continuing to invest in maintenance capital expenditure programs. Included in investing activities in fiscal year 2016 was US$10.4 million in proceeds from the previously announced sale of the Blandon facility and the Australian Pipes business.

Financing Activities

Cash used in financing activities increased US$149.8 million to US$154.4 million. The increase in cash used in financing activities was primarily driven by a US$282.4 million decrease in net proceeds from borrowings, partially offset by a US$143.6 million decrease in dividends paid.

Borrowings

Unsecured Revolving Credit Facility

As of 31 March 2016, we had available to us US$500 million of unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin which can be repaid and redrawn up to the maturity in December 2020. The principal drawn on this facility at 31 March 2016 was US$190 million. This facility was put in place on 10 December 2015 and replaced a number of bilateral facilities with differing maturity dates ranging from March 2016 to May 2019.

The weighted average interest rate on our total outstanding Unsecured Revolving Credit Facility at 31 March 2016 was 2.0%. At 31 March 2015, US$75 million was drawn under the bilateral facilities in place at that time and the weighted average interest rate on our total outstanding bilateral facilities was 1.4% at 31 March 2015.

The nature of our operating and capital allocation cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2019, we see this cycle continuing.

The Unsecured Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and

James Hardie 2016 Annual Report on Form 20-F	114

permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Unsecured Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2016, the Company was in compliance with all covenants contained in the Unsecured Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of approximately US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Non-Current Assets on our consolidated balance sheet in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$2.2 million and US$2.5 million at 31 March 2016 and 2015, respectively. The debt issuance costs have an unamortized balance of US$7.1 million and US$8.1 million at 31 March 2016 and 2015, respectively.

The senior notes are guaranteed by James Hardie International Group Limited, James Hardie Technology Limited and James Hardie Building Products Inc., each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the senior notes contains covenants that limit, among other things, the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2016, we are in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange.

Interest paid on the James Hardie International Finance Limited senior notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie 2016 Annual Report on Form 20-F	115

Capital Expenditures

Our total capital expenditures for fiscal years 2016, 2015 and 2014 were US$73.2 million, US$276.2 million and US$115.4 million, respectively.

Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2016 and 2015. At 31 March 2016, we did not have any material capital expenditures for which we are contractually committed to.

Capital Management and Dividends

The following table summarizes the dividends declared or paid with respect to fiscal years 2016, 2015 and 2014:

	US Cents /Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2016 second half dividend	0.29	129.1	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	07 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	07 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

During fiscal year 2016, the Company announced a share buyback program (the “fiscal 2016 program”) to acquire up to 5% of its issued capital in the twelve months through May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during the second quarter of fiscal year 2016. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50). Upon the expiration of the fiscal 2016 program, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017.

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net income excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	consider other shareholder returns when appropriate.

James Hardie 2016 Annual Report on Form 20-F	116

Annual AICF contribution

On 1 July 2015, we made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of our free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow as defined in the AFFA was equivalent to our fiscal year 2015 operating cash flows of US$179.5 million.

We anticipate that we will make a contribution of approximately US$91.1 million to AICF on 1 July 2016. This amount represents 35% of our free cash flow for fiscal year 2016, as defined by the AFFA.

From the time AICF was established in February 2007 through 19 May 2016, we have contributed approximately A$799.2 million to the fund.

Readers are referred to Notes 2 and 11 of our 31 March 2016 consolidated financial statements for further information on Asbestos.

Outlook and Trend Information

Addressable housing starts in the United States are one of our key leading indicators of performance. We expect to see moderate growth in the US housing market in fiscal year 2017. While housing starts have rebounded from depressed post-crisis levels, they remain well below the 50-year average of approximately 1.5 million starts per year. We believe underlying economic factors and demographics support a return over time towards 1.5 million new housing starts in the United States per year and this is supported by forecasts from institutions such as the Dodge, McGraw Hill and NAHB. A number of factors will contribute to new housing starts demand, including improvement in United States’ GDP, lower unemployment level, improvement in consumer confidence levels, sustainable household debt levels, historically low interest rates, stability in home prices and new household formation.

We are the largest fiber cement producer in North America with nine plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can manufacture and deliver the volume required on a timely basis. The plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have fluctuated year over year and we are actively engaged in utilizing its platform to mitigate any future increases. We have experienced increases in SG&A costs to align organization capacity with increases in volumes but these costs have remained consistent as a percentage of sales.

Net sales from the Australian business are expected to trend ahead of the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia with total detached starts expected to range from 100,000 to 110,000 in calendar 2016. Similarly, the New Zealand business is expected to deliver improved results supported by a growth in residential markets in the North Island. The Philippines business has experienced growth over the past year, which is expected to continue into fiscal year 2017.

Off-Balance Sheet Arrangements

As of 31 March 2016 and 2015, we did not have any material off-balance sheet arrangements.

James Hardie 2016 Annual Report on Form 20-F	117

Contractual Obligations

The following table summarizes our contractual obligations at 31 March 2016:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$1,302.2	N/A	N/A	N/A	N/A
Long-Term Debt	515.0	-	-	190.0	325.0
Estimated interest payments on Long-Term Debt[2]	148.7	25.3	50.5	48.9	24.0
Long-Term Debt – AICF loan facility[3]	50.7	50.7	-	-	-
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	-	-	-	-	-
Operating Leases	60.6	18.0	26.8	11.6	4.2
Purchase Obligations[5]	-	-	-	-	-
Total	$2,077.2	$94.0	$77.3	$250.5	$353.2

1	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2	Interest amounts are estimates based on debt remaining unchanged from the 31 March 2016 balance and interest rates remaining consistent with the rates at 31 March 2016. Interest paid includes interest in relation to our bank debt facilities and bond, as well as the net amount paid relating to interest rate swap agreements. The interest on our bank debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. The interest on our interest rate swaps and bond is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new bank debt facilities or bond issuance with rates or margins different from historical rates; (ii) expiration of existing bank debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2021 as such amounts are not reasonably estimable.

3	JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. We anticipate the balance outstanding under the AICF loan facility at 31 March 2016 will be repaid on 1 July 2016. Beyond the amount outstanding at 31 March 2016, the Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future payments are deemed to be nil.

4	We are unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

5	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 14 to our consolidated financial statements for further information regarding our long-term debt, long-term debt – asbestos and operating leases, respectively.

James Hardie Industries plc – Consolidated Financial Statements	118

INDEX

Page

Report of Independent Registered Public Accounting Firm	119

Consolidated Balance Sheets as of 31 March 2016 and 2015	120

Consolidated Statements of Operations and Comprehensive Income for the Years Ended 31 March 2016, 2015 and 2014	121

Consolidated Statements of Cash Flows for the Years Ended 31 March 2016, 2015 and 2014	122

Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Years Ended 31 March 2016, 2015 and 2014	123

Notes to Consolidated Financial Statements	124

Report of Independent Registered Public Accounting Firm	119

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 19 May 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

19 May 2016

James Hardie Industries plc – Consolidated Balance Sheets	120

	(Millions of US dollars)
	31 March 2016	31 March 2015
Assets
Current assets:
Cash and cash equivalents	$107.1	$67.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	17.0	22.0
Accounts and other receivables, net of allowance for doubtful accounts of US$1.1 million and US$0.8 million as of 31 March 2016 and 31 March 2015, respectively	173.3	133.3
Inventories	193.0	218.0
Prepaid expenses and other current assets	19.7	24.3
Insurance receivable - Asbestos	16.7	16.7
Workers’ compensation - Asbestos	4.1	4.5
Deferred income taxes	-	17.3
Deferred income taxes - Asbestos	-	15.9

Total current assets	535.9	524.0
Property, plant and equipment, net	867.0	880.1
Insurance receivable - Asbestos	149.0	161.9
Workers’ compensation - Asbestos	46.8	45.5
Deferred income taxes	25.9	12.9
Deferred income taxes - Asbestos	384.9	389.3
Other assets	30.9	30.8

Total assets	$2,040.4	$2,044.5

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$127.2	$149.6
Short-term debt - Asbestos	50.7	13.6
Accrued payroll and employee benefits	63.0	60.6
Accrued product warranties	12.2	8.9
Income taxes payable	4.8	1.8
Asbestos liability	125.9	131.6
Workers’ compensation - Asbestos	4.1	4.5
Other liabilities	11.9	7.3

Total current liabilities	399.8	377.9
Long-term debt	512.8	397.5
Deferred income taxes	82.1	88.9
Accrued product warranties	33.1	26.3
Asbestos liability	1,176.3	1,290.0
Workers’ compensation - Asbestos	46.8	45.5
Other liabilities	14.7	21.0

Total liabilities	2,265.6	2,247.1

Commitments and contingencies (Note 14)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,579,351 shares issued at 31 March 2016 and 445,680,673 shares issued at 31 March 2015	231.4	231.2
Additional paid-in capital	164.4	153.2
Accumulated deficit	(621.8)	(586.6)
Accumulated other comprehensive income (loss)	0.8	(0.4)

Total shareholders’ deficit	(225.2)	(202.6)

Total liabilities and shareholders’ deficit	$2,040.4	$2,044.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Operations and Comprehensive Income	121

	Years Ended 31 March
(Millions of US dollars, except per share data)	2016	2015	2014

Net sales	$1,728.2	$1,656.9	$1,493.8
Cost of goods sold	(1,096.0)	(1,078.1)	(987.4)

Gross profit	632.2	578.8	506.4
Selling, general and administrative expenses	(254.2)	(245.5)	(224.4)
Research and development expenses	(29.5)	(31.7)	(33.1)
Asbestos adjustments	5.5	33.4	(195.8)

Operating income	354.0	335.0	53.1
Interest expense, net of capitalized interest	(26.6)	(9.8)	(4.5)
Interest income	1.0	2.3	3.4
Other income (expense)	2.1	(4.9)	2.6

Income before income taxes	330.5	322.6	54.6
Income tax (expense) benefit	(86.1)	(31.3)	44.9

Net income	$244.4	$291.3	$99.5

Income per share - basic:
Basic	$0.55	$0.65	$0.22
Diluted	$0.55	$0.65	$0.22
Weighted average common shares outstanding (Millions):
Basic	445.3	445.0	442.6
Diluted	447.2	446.4	444.6
Comprehensive income, net of tax:
Net income	$244.4	$291.3	$99.5
Pension and post-retirement benefit adjustments	0.3	-	-
Cash flow hedges	-	(0.6)	0.9
Currency translation adjustments	0.9	(32.9)	(15.2)

Comprehensive income:	$245.6	$257.8	$85.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	122

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Cash Flows From Operating Activities
Net income	$244.4	$291.3	$99.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	79.8	70.9	61.4
Deferred income taxes	(0.1)	(37.4)	(70.7)
Stock-based compensation	10.3	9.2	8.5
Asbestos adjustments	(5.5)	(33.4)	195.8
Excess tax benefits from share-based awards	(0.4)	(1.4)	(5.6)
Loss on disposal of property, plant and equipment, net	14.8	-	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	100.3	107.8	99.9
Restricted short-term investments - Asbestos	-	0.2	6.3
Payment to AICF	(62.8)	(113.0)	-
Accounts and other receivables	(39.9)	(5.1)	4.9
Inventories	16.2	(38.5)	(22.1)
Prepaid expenses and other assets	(3.9)	9.2	3.5
Insurance receivable - Asbestos	17.2	29.1	25.7
Accounts payable and accrued liabilities	(16.9)	15.7	36.2
Asbestos liability	(114.9)	(136.7)	(133.6)
Other accrued liabilities	21.8	11.6	13.1

Net cash provided by operating activities	$260.4	$179.5	$322.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(73.2)	$(276.2)	$(115.4)
Proceeds from sale of property, plant and equipment	10.4	-	0.7
Capitalized interest	(3.2)	(1.7)	-
Acquisition of assets	(0.6)	-	(4.1)

Net cash used in investing activities	$(66.6)	$(277.9)	$(118.8)

Cash Flows From Financing Activities
Proceeds from borrowings	$528.0	$717.0	$-
Repayments of borrowings	(413.0)	(642.0)	-
Proceeds from senior unsecured notes	-	322.4	-
Debt issuance costs	(3.1)	(8.3)	-
Proceeds from issuance of shares	2.1	4.1	29.3
Excess tax benefits from share-based awards	0.4	1.4	5.6
Common stock repurchased and retired	(22.3)	(9.1)	(22.1)
Dividends paid	(246.5)	(390.1)	(199.1)

Net cash used in financing activities	$(154.4)	$(4.6)	$(186.3)

Effects of exchange rate changes on cash	$0.7	$2.5	$(3.9)

Net increase (decrease) in cash and cash equivalents	40.1	(100.5)	13.8
Cash and cash equivalents at beginning of period	67.0	167.5	153.7

Cash and cash equivalents at end of period	$107.1	$67.0	$167.5

Components of Cash and Cash Equivalents
Cash at bank	$94.5	$60.0	$70.9
Short-term deposits	12.6	7.0	96.6

Cash and cash equivalents at end of period	$107.1	$67.0	$167.5

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$20.5	$4.6	$-
Cash paid during the year for income taxes, net	$57.8	$35.6	$11.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	123

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total
Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$-	$47.4	18.2

Net Income	-	-	99.5	-	-	99.5
Other comprehensive loss	-	-	-	-	(14.3)	(14.3)
Stock-based compensation	1.0	7.5	-	-	-	8.5
Tax benefit from stock options exercised	-	5.6	-	-	-	5.6
Equity awards exercised	3.3	26.0	-	-	-	29.3
Dividends declared	-	-	(323.7)	-	-	(323.7)
Treasury stock purchased	-	-	-	(22.1)	-	(22.1)
Treasury stock retired	(1.0)	(0.5)	(20.6)	22.1	-	-

Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	(199.0)

Net Income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

Net income	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	2.1
Dividends declared	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	-	-

Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$-	$0.8	$(225.2)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	124

1.  Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.

Reporting Segments

During the year ended 31 March 2016, the Company changed the name of its USA and Europe segment to the North America and Europe segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same. Refer to Note 18 for further details on segment reporting.

2.  Summary of Significant Accounting Policies

Reclassifications

In the Consolidated Statements of Cash Flows for the years ended 31 March 2015 and 2014, the Company reclassified certain tax accounts between Accounts payable and accrued liabilities and Other accrued liabilities, both of which are included in operating assets and liabilities within the operating activities section of the cash flow, to conform to the current year presentation.

Within the financing activities section of the Consolidated Statement of Cash Flows for the year ended 31 March 2015, the Company reclassified deferred financing fees which were previously included within Proceeds from senior unsecured notes, net of deferred financing fees, and separated these costs in Debt issuance costs, to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

Although the Company has no ownership interest in AICF, for financial reporting purposes the Company consolidates AICF as a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the fiscal years ended 31 March 2016 and 2015, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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

Foreign Currency Translation

All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income currently.

The Company has recorded on its balance sheets certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

	31 March
(US$1 = A$)	2016	2015	2014

Assets and liabilities	1.3060	1.3096	1.0845
Statements of operations	1.3577	1.1419	1.0716
Cash flows - beginning cash	1.3096	1.0845	0.9597
Cash flows - ending cash	1.3060	1.3096	1.0845
Cash flows - current period movements	1.3577	1.1419	1.0716

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	5 to 20
General equipment	5 to 10
Office furniture and equipment	3 to 10
Computer equipment, software, and software development	3 to 7

Depreciation and Amortization

The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in cost of goods sold.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

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

Debt

The Company’s debt consists of senior unsecured notes and an unsecured revolving credit facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The unsecured revolving credit facility is recorded

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

at cost. The related borrowing costs are amortized over the term of the borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. See Note 13 for the Company’s fair value considerations.

In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.

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

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss.

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

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

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

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognized in income when the underlying transactions being hedged impact earnings. The ineffective portion of these hedges is recognized in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognized in income. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

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

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

Compensation expense recognized for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSU’s, had been issued.

Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2016	2015	2014

Basic common shares outstanding	445.3	445.0	442.6
Dilutive effect of stock awards	1.9	1.4	2.0

Diluted common shares outstanding	447.2	446.4	444.6

(US dollars)	2016	2015	2014
Net income per share - basic	$0.55	$0.65	$0.22
Net income per share - diluted	$0.55	$0.65	$0.22

Potential common shares of 1.3 million, 1.7 million and 1.9 million for the years ended 31 March 2016, 2015 and 2014, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

Asbestos-related Accounting Policies

Asbestos Liability

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2077.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

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

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealized gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income (loss). Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.

Short-Term Debt

AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

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

Operating assets and liabilities related to Asbestos

Movements in the operating assets related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheets are reflected in the cash flow from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.

Payment to AICF

Payments made to AICF, by the Performing Subsidiary, under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statements of cash flows.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2016, and interim periods within those years, and early adoption is not permitted. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after 15 December 2017. Also, early adoption is permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. In April 2016, the FASB issued ASU No. 2016-10, which provides clarification on identifying performance obligations and the licensing implementation guidance, and has the same effective date and transition requirements for ASU No. 2014-09. In May 2016, the FASB issued ASU No. 2016-11, which rescinds certain SEC observer comments in the revenue recognition guidance. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected a transition approach to implement these new standards.

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

In February 2015, the FASB issued ASU No. 2015-02, which provides explicit guidance about the accounting for consolidation of certain legal entities. The amendments in ASU No. 2015-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The Company will adopt ASU 2015-02 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

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

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance shall be applied on a prospective basis. The Company will adopt ASU 2015-11 starting with the fiscal year beginning 1 April 2016. The Company does not expect this new standard to materially impact its consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

In November 2015, the FASB issued ASU No. 2015-17, which requires all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in ASU No. 2015-17 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance may be applied either on a prospective or retrospective basis. The Company adopted ASU 2015-17 prospectively, starting with the quarter beginning 1 October 2015. Prior periods were not retrospectively adjusted for this change in accounting principle.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. New disclosures will include qualitative and quantitative requirements to provide additional information about the amounts recorded in the financial statements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company is currently evaluating the impact of the new guidance on its financial statements and has not yet selected the transition approaches to implement this new standard.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Cash at bank and on hand	$94.5	$60.0
Short-term deposits	12.6	7.0

Total cash and cash equivalents	$107.1	$67.0

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2016 and 2015, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Trade receivables	$169.6	$131.0
Other receivables and advances	4.8	3.1
Allowance for doubtful accounts	(1.1)	(0.8)

Total accounts and other receivables	$173.3	$133.3

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2016	2015

Balance at beginning of period	$0.8	$1.0
Adjustment to provision	0.5	(0.1)
Write-offs, net of recoveries	(0.2)	(0.1)

Balance at end of period	$1.1	$0.8

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Finished goods	$144.4	$150.6
Work-in-process	5.7	6.6
Raw materials and supplies	50.7	67.5
Provision for obsolete finished goods and raw materials	(7.8)	(6.7)

Total inventories	$193.0	$218.0

As of 31 March 2016 and 2015, US$32.1 million and US$28.6 million, respectively, of the Company’s finished goods inventory balance was held at third-party locations.

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery	Construction
(Millions of US dollars)			and	in
Cost or valuation:	Land	Buildings	Equipment	Progress [1]	Total
At 31 March 2014	$28.7	$212.5	$961.1	$115.4	$1,317.7
Additions [2]	41.5	30.2	72.7	133.5	277.9
Disposals [3]	-	(1.7)	(6.6)	-	(8.3)
Exchange differences	-	(1.2)	(52.6)	-	(53.8)

At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5
Additions [2]	-	27.0	155.5	(103.9)	78.6
Disposals [4]	-	(0.7)	(65.8)	(1.5)	(68.0)
Exchange differences	(0.1)	(0.1)	(1.9)	-	(2.1)

At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0

Accumulated depreciation:
At 31 March 2014	$-	$(80.9)	$(534.0)	$-	$(614.9)
Charge for the year	-	(9.3)	(60.9)	-	(70.2)
Disposals [3]	-	0.8	6.3	-	7.1
Exchange differences	-	1.2	23.4	-	24.6

At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)
Charge for the year	-	(10.7)	(65.6)	-	(76.3)
Disposals [4]	-	0.5	51.1	-	51.6
Exchange differences	-	0.2	2.9	-	3.1

At 31 March 2016	$-	$(98.2)	$(576.8)	$-	$(675.0)

Net book amount:
At 31 March 2015	$70.2	$151.6	$409.4	$248.9	$880.1
At 31 March 2016	$70.1	$167.8	$485.6	$143.5	$867.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$3.2 million and US$1.7 million of capitalized interest for the years ended 31 March 2016 and 2015, respectively.

3	This includes the accounting impact associated with the purchase of the Company’s previously leased facility at Rosehill.

4	The US$16.4 million net book value of disposals include US$10.9 million of usage of replacement parts and US$3.5 million of impairment charges on individual assets. The remaining net book value of disposals of US$2.0 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

Depreciation expense for the years ended 31 March 2016, 2015 and 2014 was US$76.3 million, US$70.2 million and US$61.3 million, respectively.

Included in property, plant and equipment are restricted assets of AICF with a net book value of US$1.2 million and US$1.3 million as of 31 March 2016 and 2015, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the years ended 31 March 2016, 2015 and 2014, the Company recorded US$3.5 million, US$3.7 million and nil of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2016	2015

Trade creditors	$77.2	$95.1
Accrued interest	6.3	5.8
Other creditors and accruals	43.7	48.7

Total accounts payable and accrued liabilities	$127.2	$149.6

9.  Long-Term Debt

At 31 March 2016, the Company had two forms of debt; an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.5% and 5.0% at 31 March 2016 and 31 March 2015, respectively. The weighted average term of all debt, including undrawn facilities, was 5.6 years and 4.4 years at 31 March 2016 and 2015, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

Unsecured Revolving Credit Facility

In December 2015, James Hardie International Finance Limited and James Hardie Building Products Inc., each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Unsecured Revolving Credit Facility replaced prior bilateral loan facilities of US$590.0 million, which were scheduled to mature in 2016, 2017 and 2019. The Unsecured Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Unsecured Revolving Credit Facility were recorded in Prepaid expenses and other current assets and Other assets on the Company’s consolidated balance sheets, and will be amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.9 million.

The amount drawn under the Unsecured Revolving Credit Facility was US$190.0 million at 31 March 2016. The amount drawn under the bilateral credit facilities was US$75.0 million at 31 March 2015.

The effective weighted average interest rate on the Company’s total outstanding Unsecured Revolving Credit Facility was 2.0% at 31 March 2016. The effective weighted average interest rate on the outstanding bilateral facilities was 1.4% at 31 March 2015. The term of the Unsecured Revolving Credit Facility was 4.7 years at 31 March 2016.

Borrowings under the Unsecured Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin for both base rate and LIBOR loans is calculated based on a pricing grid that in each case is linked to the Company’s consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to our consolidated net leverage ratio.

In the event that James Hardie International Finance Limited’s or James Hardie International Group Limited’s, as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Financial Group, a division of The McGraw Hill Companies (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at James Hardie International Finance Limited’s election, an alternate applicable rate may be applied to new borrowing under the Unsecured Revolving Credit Facility as follows: (a) with respect to the commitment fee, 0.25% per annum; (b) with respect to LIBOR Loans, 1.50% per annum rate; and (c) with respect to base rate loans, 0.50% per annum.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The Unsecured Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Unsecured Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Unsecured Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2016, the Company was in compliance with all covenants contained in the Unsecured Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Limited, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs of US$8.3 million were recorded in Other Current and Other Non-Current Assets on the Company’s consolidated balance sheets in conjunction with the offering. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount and debt issuance costs have an unamortized balance of US$2.2 million and US$7.1 million at 31 March 2016, respectively.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Before 15 February 2018, the issuer may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, up to but excluding, the redemption date. The issuer may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

On or after 15 February 2018, the issuer may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning 15 February, of the years indicated:

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

The indenture governing the senior notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2016, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange. Interest paid on the James Hardie International Finance Limited senior unsecured notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

10.  Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2016	2015
Balance at beginning of period	$35.2	$31.4
Accruals for product warranties	28.0	16.0
Settlements made in cash or in kind	(17.9)	(12.2)

Balance at end of period	$45.3	$35.2

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Change in estimates:
Change in actuarial estimate - asbestos liability	$2.4	$(129.0)	$(340.3)
Change in actuarial estimate - insurance receivable	4.5	16.6	31.2
Change in estimate - AICF claims-handling costs	1.2	1.1	0.9

Subtotal - Change in estimates	8.1	(111.3)	(308.2)
Recovery of Insurance Receivables	-	-	15.2
(Loss) gain on foreign currency exchange	(2.6)	144.7	97.2

Total Asbestos Adjustments	$5.5	$33.4	$(195.8)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2016. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2016:

	Year Ended 31 March 2016
(Billions of US and Australian dollars, respectively)	US$	A$
Central Estimate - Discounted and Inflated	1.458	1.904
Central Estimate - Undiscounted but Inflated	1.858	2.427
Central Estimate - Undiscounted and Uninflated	1.098	1.434

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMGA as of 31 March 2016.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

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

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.4 billion (US$1.0 billion) to A$3.4 billion (US$2.6 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

billion) to A$4.7 billion (US$3.6 billion) as of 31 March 2016. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During fiscal year 2016, mesothelioma claims reporting activity was marginally below actuarial expectations for the first year in the past four years. One of the more significant assumptions is the estimated peak period of reported mesothelioma disease claims, which is currently assumed to occur in the peak period 2014/2015 to 2016/2017. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the discounted central estimate could increase by approximately 30% on a discounted basis.

At 31 March 2016, KPMGA has formed the view that, due to the stable claims reporting in fiscal year 2016, no change to the assumption of mesothelioma claims is required. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

		For the Years Ended 31 March
	2016	2015	2014	2013	2012

Number of open claims at beginning of period	494	466	462	592	564
Number of new claims	577	665	608	542	456
Number of closed claims	645	637	604	672	428
Number of open claims at end of period	426	494	466	462	592
Average settlement amount per settled claim	A$ 248,138	A$ 254,209	A$ 253,185	A$ 231,313	A$ 218,610
Average settlement amount per case closed	A$ 218,900	A$ 217,495	A$ 212,944	A$ 200,561	A$ 198,179

Average settlement amount per settled claim	US$ 182,763	US$ 222,619	US$ 236,268	US$ 238,615	US$ 228,361
Average settlement amount per case closed	US$ 161,229	US$ 190,468	US$ 198,716	US$ 206,892	US$ 207,019

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2016	2015
Asbestos liability – current	$(125.9)	$(131.6)
Asbestos liability – non-current	(1,176.3)	(1,290.0)

Asbestos liability – Total	(1,302.2)	(1,421.6)

Insurance receivable – current	16.7	16.7
Insurance receivable – non-current	149.0	161.9

Insurance receivable – Total	165.7	178.6

Workers’ compensation asset – current	4.1	4.5
Workers’ compensation asset – non-current	46.8	45.5
Workers’ compensation liability – current	(4.1)	(4.5)
Workers’ compensation liability – non-current	(46.8)	(45.5)

Workers’ compensation – Total	-	-

Loan facility	(50.7)	(13.6)
Other net liabilities	(1.0)	(1.5)
Restricted cash and cash equivalents and restricted short-term investment assets of AICF	17.0	22.0

Net AFFA liability	$(1,171.2)	$(1,236.1)

Deferred income taxes – current	-	15.9
Deferred income taxes – non-current	384.9	389.3

Deferred income taxes – Total	384.9	405.2

Income tax payable	19.6	19.2

Net Unfunded AFFA liability, net of tax	$(766.7)	$(811.7)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2016:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2015	$(1,421.6)	$178.6	$405.2	$(13.6)	$22.0	$17.7	$(811.7)
Asbestos claims paid[2]	113.9				(113.9)		-
Payment received in accordance with AFFA					62.8		62.8
AICF claims-handling costs incurred (paid)	1.2				(1.2)		-
AICF operating costs paid - non claims-handling					(1.7)		(1.7)
Change in actuarial estimate	2.4	4.5					6.9
Change in claims handling cost estimate	1.2						1.2
Insurance recoveries		(17.2)			17.2		-
Movement in Income Tax Payable			(18.9)			(0.6)	(19.5)
Funds received from NSW under loan agreement				(60.5)	60.5		-
Funds repaid to NSW under loan agreement				27.3	(27.3)		-
Other movements			(1.7)	-	(0.7)	0.3	(2.1)
Effect of foreign exchange	0.7	(0.2)	0.3	(3.9)	(0.7)	1.2	(2.6)

Closing Balance - 31 March 2016	$(1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)

1	Other assets and liabilities include an offset to income tax payable of US$19.6 million and US$19.2 million at 31 March 2016 and 2015, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$1.0 million and US$1.5 million at 31 March 2016 and 2015, respectively.

2	Claims paid of US$113.9 million reflects A$154.7 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

AICF Funding

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$245.0 million, based on the exchange rate at 31 March 2016). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

At 31 March 2016 and 2015, AICF had an outstanding balance under the AICF Loan Facility of US$50.7 million and US$13.6 million, respectively.

To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonweath”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	148

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

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded on the consolidated statements of operations and comprehensive income in Other income (expense).

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date.

Interest Rate Swaps

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2016 and 2015, the Company had interest rate swap contracts with a total notional principal of US$100.0 million and US$125.0 million, respectively.

At 31 March 2016, the weighted average fixed interest rate of these contracts is 2.0% and the weighted average remaining life is 3.4 years. These contracts have a fair value of US$3.7 million and US$3.1 million at 31 March 2016 and 2015, respectively, which is included in Accounts payable. For the years ended 31 March 2016, 2015 and 2014, the Company included in Other income (expense) an unrealized loss of US$0.6 million, an unrealized loss of US$2.6 million and an unrealized gain of US$0.8 million, respectively, on interest rate swap contracts. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million, US$1.3 million and US$0.6 million for the years ended 31 March 2016, 2015 and 2014, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	149

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts and enters into hedging relationships from time to time in order to mitigate exposure to foreign currency fluctuations. When achievable, these instruments are designated as hedges and treated as a cash flow hedging arrangement for accounting purposes. In September 2013, the Company entered into foreign currency forward contracts designated as hedges in order to mitigate exposure associated with the anticipated purchases of production assets denominated in a foreign currency in a future period. During the year ended 31 March 2015, the Company elected to de-designate all of its foreign currency forward contracts that had been previously designated as cash flow hedges, and elected to discontinue hedge accounting. The foreign currency forward contracts which were previously designated as hedges and de-designated during fiscal year 2015 had a gain classified in other comprehensive income of US$0.3 million at 31 March 2016 and 2015. The gains are reclassified into earnings in correspondence to the depreciation schedule of the underlying equipment purchases which were hedged.

Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates. Gains or losses related to the derivative are recorded in income, based on the Company’s accounting policy. In general, the earnings effects of the item that represent the economic risk exposure are recorded in the same caption as the derivative. For the years ended 31 March 2016 and 2015, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of US$0.9 million and an unrealized loss of US$2.3 million, respectively.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2016 and 2015.

				Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2016		31 March 2015
	31 March 2016	31 March 2015	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	100.0	125.0	-	3.7	-	3.1
Foreign currency forward contracts	0.4	3.6	-	-	-	0.2

Total	$100.4	$128.6	$-	$3.7	$-	$3.3

13.  Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	150

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

At 31 March 2016, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, trade receivables, trade payables, unsecured revolving credit facility, senior unsecured notes, interest rate swaps and foreign currency forward contracts.

Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables, Dividend payables and Unsecured Revolving Credit Facility - The carrying amounts for these items approximates their respective fair values due to the short term nature of these instruments.

Senior unsecured notes - The Company’s senior unsecured notes have an estimated fair value of US$329.1 million at 31 March 2016 based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

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

Foreign currency forward contracts - The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2016, the fair value of the forward currency forward contracts was nil.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2016 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 31 March 2016	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3
Interest rate swap contracts included in Accounts Payable	$3.7	$-	$3.7	$-

Total Liabilities	$3.7	$-	$3.7	$-

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	151

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

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the subsidiaries’ products were inherently defective.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	152

estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2016 and 2015, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$1.8 million and US$2.0 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2016.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2016:

Years ending 31 March (Millions of US dollars):
2017	$18.0
2018	15.0
2019	11.8
2020	8.3
2021	3.3
Thereafter	4.2

Total	$60.6

Rental expense amounted to US$16.9 million, US$16.7 million and US$18.0 million for the years ended 31 March 2016, 2015 and 2014, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2016.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	153

15.  Income Taxes

Income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Income from operations before income taxes:
Domestic	$150.1	$145.5	$141.6
Foreign	180.4	177.1	(87.0)

Total income before income taxes	$330.5	$322.6	$54.6

Income tax expense
Current:
Domestic	$(12.6)	$(11.9)	$(8.9)
Foreign	(59.2)	(39.3)	(9.7)

Current income tax expense	(71.8)	(51.2)	(18.6)

Deferred:
Domestic	(5.6)	(3.7)	(3.3)
Foreign	(8.7)	23.6	66.8

Deferred income tax (expense) benefit	(14.3)	19.9	63.5

Total income tax (expense) benefit	$(86.1)	$(31.3)	$44.9

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	154

Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Income tax (expense) benefit at statutory tax rates	$(79.1)	$(75.0)	$6.2
US state income taxes, net of the federal benefit	(3.6)	(2.4)	(1.8)
Asbestos adjustments	(0.8)	48.3	30.2
Expenses not deductible	(2.0)	(3.4)	(2.1)
Non-assessable items	1.9	0.5	0.6
US manufacturing deduction	4.1	2.6	1.2
Foreign taxes on domestic income	(5.7)	(0.7)	-
Amortization of intangibles	2.9	2.8	1.7
Taxes on foreign income	(7.4)	(4.5)	(2.9)
Tax assessment in dispute	-	-	10.7
Other items	3.6	0.5	1.1

Total income tax (expense) benefit	$(86.1)	$(31.3)	$44.9

Effective tax rate	26.1%	9.7%	(82.2%)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2016	2015
Deferred tax assets:
Asbestos liability	$384.9	$405.2
Other provisions and accruals	49.0	46.3
Net operating loss carryforwards	24.2	17.0
Foreign tax credit carryforwards	112.4	107.0

Total deferred tax assets	570.5	575.5
Valuation allowance	(115.0)	(113.0)

Total deferred tax assets, net of valuation allowance	455.5	462.5

Deferred tax liabilities:
Depreciable and amortizable assets	(117.4)	(112.3)
Other	(9.4)	(3.7)

Total deferred tax liabilities	(126.8)	(116.0)

Net deferred tax assets	$328.7	$346.5

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2016 the Company had European tax loss carry-forwards of approximately US$6.8 million and Australian tax loss carry-forwards of approximately US$17.3 million, that are

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	155

available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2016, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the year ended 31 March 2016, the Company reversed a valuation allowance of US$4.2 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not. At 31 March 2016, the Company had European tax loss carry-forwards of approximately US$6.8 million that are available to offset future taxable income, of which US$4.2 million will never expire. Carry-forwards of US$2.6 million will expire in fiscal years 2017 through 2025.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2016, the Company recognized a tax deduction of US$63.0 million (A$85.5 million) for the current year relating to total contributions to AICF of US$411.4 million (A$427.4 million) incurred in tax years 2012 through 2016.

At 31 March 2016, the Company had foreign tax credit carry-forwards of US$112.4 million that are available to offset future taxes payable. At 31 March 2016, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2016. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.

At 31 March 2016, the Company had income taxes currently payable of US$4.8 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2016 of US$57.8 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid or refunded in Australia, Canada, New Zealand, the Philippines and the United States.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	156

At 31 March 2016 the Company intends to indefinitely reinvest the undistributed earnings of approximately US$200 million of a certain subsidiary owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

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

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2013 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2012.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	157

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	-
Additions for tax positions of prior year	0.1	-
Settlements paid during the current period	(1.2)	-
Other reductions for the tax positions of prior periods	-	(0.1)

Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.2	-
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	-

Balance at 31 March 2016	$0.7	$-

At 31 March 2016, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2016 and 2015, income of US$0.3 million and expense of $0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	158

Interest Payments from Australia Tax Office (“ATO”)

During the quarter ended 31 March 2012, the ATO provided a refund of US$396.3 million to RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, resulting from RCI’s successful appeal of a disputed amended tax assessment related to RCI’s income tax return for its 1999 fiscal year. The facts and circumstances relating to RCI’s successful appeal of the disputed amended tax assessment were fully disclosed in the notes to the Company’s consolidated financial statements as of and for the year ended 31 March 2012.

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

16.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014

Liability Awards Expense	$4.8	$3.3	$4.5
Equity Awards Expense	10.3	9.2	8.5

Total stock-based compensation expense	$15.1	$12.5	$13.0

As of 31 March 2016, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$14.0 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.5 years.

2001 Equity Incentive Plan

Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI plc. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	159

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Plan, the Company granted 327,354 and 329,192 restricted stock units to its employees in the years ended 31 March 2016 and 2015, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2016, there were 701,810 restricted stock units outstanding under this plan.

Long-Term Incentive Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012 and 2015 Annual General Meetings.

As of 31 March 2016, the Company had granted 10,163,138 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units expire on vesting or as set out in the grant documents or LTIP rules. At 31 March 2016, there were 3,347,644 restricted stock units outstanding under the LTIP.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company. At 31 March 2016, there were no options outstanding under the LTIP.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	160

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2016, 2015 and 2014:

Shares Available for Grant
Balance at 31 March 2014	23,947,127

Granted	(1,192,225)
New Shares Authorized	2,000,000

Balance at 31 March 2015	24,754,902

Granted	(1,410,560)
New Shares Authorized	5,000,000
Forfeitures Available for Re-grant	74,466

Balance at 31 March 2016	28,418,808

Stock Options

There were no stock options granted during the years ended 31 March 2016 and 2015. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2014	1,099,276	8.11

Exercised	(587,496)	8.06

Balance at 31 March 2015	511,780	8.17

Exercised	(333,287)	8.54
Forfeited	(74,466)	7.85

Balance at 31 March 2016	104,027	7.22

The total intrinsic value of stock options exercised was A$2.9 million and A$3.6 million for the years ended 31 March 2016 and 2015, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.4 million, US$1.4 million and US$5.6 million for the years ended 31 March 2016, 2015 and 2014, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	161

The following table summarizes outstanding and exercisable options under both the 2001 Plan and the LTIP as of 31 March 2016:

	Options Outstanding				Options Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)	Number	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
6.38	60,527	1.7	6.38	694,850	60,527	6.38	694,850
8.40	43,500	0.6	8.40	411,510	43,500	8.40	411,510

Total	104,027			$1,106,360	104,027		$1,106,360

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$17.86 as of 31 March 2016, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2014	3,883,918	7.17

Granted	1,192,225	11.00
Vested	(774,675)	6.63
Forfeited	(293,467)	6.90

Non-vested at 31 March 2015	4,008,001	8.44

Granted	1,410,560	14.95
Vested	(1,219,352)	7.28
Forfeited	(149,755)	9.92

Non-vested at 31 March 2016	4,049,454	11.00

Restricted Stock Units – service vesting

On 9 December 2015, 327,354 restricted stock units (service vesting) were granted to employees under the 2001 Plan. On 9 December 2014, 329,192 restricted stock units (service vesting) were

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	162

granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

During fiscal year 2016, 228,481 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2015, 222,885 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units – performance vesting

The Company granted 503,944 and 403,716 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September 2015 and 16 September 2014, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2016, and after exercise of negative discretion by the Board, 331,146 restricted stock units (performance vesting) that were granted on 14 September 2012 as part of the fiscal year 2013 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 82,794 unvested restricted stock units from this grant were cancelled on 14 September 2015.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012. During fiscal year 2015, 237,239 restricted stock units (performance vesting) that were granted on 7 June 2012 as part of the fiscal year 2012 long-term incentive award became fully vested and the underlying common stock was issued.

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

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 579,262 and 459,317 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2015 and 16 September 2014, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	163

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2016 and 2015, respectively:

Vesting Condition:	Market	Market
	FY16	FY15
Date of grant	16 Sep 2015	16 Sep 2014
Dividend yield (per annum)	3.8%	4.5%
Expected volatility	36.8%	37.4%
Risk free interest rate	1.5%	1.6%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	17.76	12.42
Number of restricted stock units	579,262	459,317

During fiscal year 2016, 659,725 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2015, 313,865 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 566,936 and 454,179 Scorecard LTI units on 16 September 2015 and 16 September 2014, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 14 September 2015, 288,552 of the 506,627 Scorecard LTI units that were previously granted on 14 September 2012 as part of the FY2013 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

On 6 June 2014, 445,141 of the 716,536 Scorecard LTI units that were previously granted on 7 June 2011 as part of the FY2012 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 10 trading-day closing price of JHI plc’s common stock price

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	164

17.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2016, 2015 and 2014:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

During fiscal year 2016, the Company announced a share buyback program (the “fiscal 2016 program”) to acquire up to 5% of its issued capital in the twelve months through May 2016. Under this program, the Company repurchased and cancelled 1,653,247 shares of its common stock during the second quarter of fiscal year 2016. The aggregate cost of the shares repurchased and cancelled was A$30.0 million (US$22.3 million), at an average market price of A$18.14 (US$13.50).

Upon the expiration of the fiscal 2016 program, the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017.

Subsequent to 31 March 2016, the Company announced an ordinary dividend of US29.0 cents per security, with a record date of 9 June 2016 and a payment date of 5 August 2016.

18.  Operating Segment Information and Concentrations of Risk

During the year ended 31 March 2016, the Company changed the name of its USA and Europe Fiber Cement segment to the North America and Europe Fiber Cement segment to better reflect the segment’s geographic nature; however, the composition of the segment remained the same.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker, and includes North America and Europe Fiber Cement, Asia Pacific Fiber Cement and Research and Development. North America and Europe Fiber Cement manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fiber Cement includes all fiber cement manufactured in Australia, New Zealand and the Philippines and sold in Australia,

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	165

New Zealand, Asia, the Middle East (Israel, Saudi Arabia, Lebanon and the United Arab Emirates) and various Pacific Islands. Research and Development represents the cost incurred by the research and development centers. General Corporate costs primarily consist of officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
North America & Europe Fiber Cement	$1,386.3	$1,276.5	$1,127.6
Asia Pacific Fiber Cement	341.9	380.4	366.2

Worldwide total	$1,728.2	$1,656.9	$1,493.8

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
North America & Europe Fiber Cement[1]	$340.6	$285.9	$237.0
Asia Pacific Fiber Cement[1,6,7]	80.9	94.1	81.1
Research and Development[1]	(23.9)	(26.0)	(24.4)

Segments total	397.6	354.0	293.7
General Corporate[2]	(43.6)	(19.0)	(240.6)

Total operating income	354.0	335.0	53.1
Net interest expense[3]	(25.6)	(7.5)	(1.1)
Other income (expense)	2.1	(4.9)	2.6

Worldwide total	$330.5	$322.6	$54.6

	Total Identifiable Assets 31 March
(Millions of US dollars)	2016	2015

North America & Europe Fiber Cement	$944.0	$959.3
Asia Pacific Fiber Cement	297.4	279.8
Research and Development	13.6	20.7

Segments total	1,255.0	1,259.8
General Corporate[4,5]	785.4	784.7

Worldwide total	$2,040.4	$2,044.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	166

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
North America	$1,348.8	$1,238.5	$1,094.6
Australia	228.4	267.7	259.2
New Zealand	61.4	64.7	63.0
Other Countries	89.6	86.0	77.0

Worldwide total	$1,728.2	$1,656.9	$1,493.8

		Total Identifiable Assets 31 March
(Millions of US dollars)		2016	2015
North America		$925.1	$956.4
Australia		232.4	223.4
New Zealand		26.5	25.8
Other Countries		71.0	54.2

Segments total		1,255.0	1,259.8
General Corporate[4,5]		785.4	784.7

Worldwide total		$2,040.4	$2,044.5

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ending 31 March
(Millions of US dollars)	2016	2015	2014
North America & Europe Fiber Cement	$6.6	$6.1	$9.6
Asia Pacific Fiber Cement	1.2	1.4	1.3
Research and Development[a]	21.7	24.2	22.2

	$29.5	$31.7	$33.1

a The Research and Development segment also included selling, general and administrative expenses of US$2.2 million, US$1.8 million and US$2.2 million in fiscal years 2016, 2015 and 2014, respectively.

2	The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Asbestos Adjustments	$5.5	$33.4	$(195.8)
AICF SG&A expenses	1.7	2.5	2.1

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	167

3	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in the General Corporate costs. Included in net interest expense is net AICF interest expense (income) of US$0.3 million, US$(1.4) million and US$(2.9) million in fiscal years 2016, 2015 and 2014, respectively.

4	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 March 2016 and 2015 are US$619.8 million and US$657.3 million, respectively, and are included in the General Corporate costs.

6	Included in the Asia Pacific Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

7	Included in the Asia Pacific Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
New Zealand weathertightness claims (expense) / benefit	$(0.5)	$4.3	$(1.8)

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

We have one customer who contributes greater than 10% of our net sales in each of the past three fiscal years.

This customer’s accounts receivable represented 8.1% and 6.4% of the Company’s trade accounts receivable at 31 March 2016 and 2015, respectively. The following is gross sales generated by this customer, which is from the North America and Europe Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2016		2015		2014
		%		%		%
Customer A	$197.0	10.1%	$177.4	10.7%	$174.2	11.7%

Approximately 22%, 25% and 27% of the Company’s net sales in fiscal year 2016, 2015 and 2014, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	168

19.  Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2016, there was US$0.3 million reclassifications out of Accumulated other comprehensive income (loss) related to pension and post-retirement adjustments.

(Millions of US dollars)	Pension and Post-Retirement Benefit	Cash Flow Hedges	Foreign Currency Translation	Total
Balance at 31 March 2015	$(0.3)	$0.3	$(0.4)	$(0.4)
Other comprehensive loss before reclassifications	-	-	0.9	0.9
Pension and post-retirement benefit adjustments	0.3	-	-	0.3

Net current-period other comprehensive income	0.3	-	0.9	1.2

Balance at 31 March 2016	$-	$0.3	$0.5	$0.8

James Hardie 2016 Annual Report on Form 20-F	169

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY16	FY15	FY14
Audit fees[1]	$3.7	$3.9	$3.1
Audit-related fees[2]	-	0.1	-
Tax fees	-	-	-
All other fees	$-	$-	$-

1	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2016, 2015 and 2014.

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

James Hardie 2016 Annual Report on Form 20-F	170

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

James Hardie 2016 Annual Report on Form 20-F	171

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.

We are expanding production capacity in anticipation of the continued improvement of the operating environment. We incurred significant capital expenditures in fiscal years 2015 and 2014, and we expect to incur significant capital expenditures again in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fiber cement technologies.

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

As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate and investors should not place undue reliance upon them.

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

James Hardie 2016 Annual Report on Form 20-F	172

Our Irish residency could also result in increased negative publicity related to us. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which conduct substantial business in the United States but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of negative publicity as a result of our historic operations and legacy issues in Australia, which we believe has in the past negatively impacted our business and results of operations.

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

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 22%, 25% and 27% of our net sales in fiscal years 2016, 2015 and 2014, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks, and had material foreign exchange contracts outstanding at 31 March 2016 to purchase €0.4 million. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2016 Annual Report on Form 20-F	173

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

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 at which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2016, we have accrued US$45.3 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves in Note 10 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters: (i) the air, soil, and water quality of our plants; and (ii) the use, handling, storage, disposal and remediation of certain regulated materials currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of certain regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to certain regulated materials or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

In particular, many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber

James Hardie 2016 Annual Report on Form 20-F	174

cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of extensive tort litigation.

In March 2016, the United States Occupational Safety and Health Administration (“OSHA”) issued a comprehensive final rule revising the permissible exposure limit (“PEL”) for crystalline silica, reducing the PEL applicable to both general industry and construction to 0.050 mg/m3 from 0.1 mg/m3 and 0.25 mg/m3, respectively. The final rule is set to become effective on 23 June 2016 with compliance required by 23 June 2017 for companies in the construction industry. It is possible that the revised OSHA crystalline silica PEL standard could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business parties (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

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

Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2016, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$959 per ton, a decrease of 6% compared to fiscal year 2015.

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

James Hardie 2016 Annual Report on Form 20-F	175

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

We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our businesses.

We have one customer who contributes greater than 10% of our net sales in one or all of the past three fiscal years. This customer’s accounts receivable represented 8.1% and 6.4% of our trade accounts receivable at both 31 March 2016 and 2015, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses are impacted by the current economic environment, conditions in the capital and credit markets and customer demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we

James Hardie 2016 Annual Report on Form 20-F	176

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

James Hardie 2016 Annual Report on Form 20-F	177

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

Unauthorized disclosure of sensitive or confidential information or other cyber security incident may have a material adverse effect on our business, results of operations and financial condition.

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Despite the significant investments we have made to maintain our information systems and the security measures we have in place, our systems and facilities, as well as those of third parties with which we do business, may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Although we strive to have appropriate security controls in place, prevention of security breaches cannot be assured. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, damage to our reputation, risk of litigation, disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

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

James Hardie 2016 Annual Report on Form 20-F	178

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

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report of management on our internal controls over financial reporting that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal control over financial reporting. As of 31 March 2016, management concluded that our internal controls over financial reporting are effective. Moreover, as of 31 March 2016, our independent registered public accounting firm was satisfied with our internal controls and the level at which our controls are documented, designed, operated and reviewed. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of securities. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our use of accounting estimates involves judgment and could impact our financial results.

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to our results, based upon materiality and significant judgments and estimates are described in Note 2 to our consolidated financial statements. In addition, as discussed in the notes to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions we used in preparing our financial statements are subsequently found to be incorrect, there could be a material impact on our results of operations.

James Hardie 2016 Annual Report on Form 20-F	179

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

We will need to seek additional capital in the future to refinance or replace existing long term indebtedness. We may also need to seek additional capital in the future to meet current or future business plans, meet working capital needs or for other reasons. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may experience liquidity issues and have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other measures to conserve cash in order to meet future cash flow requirements. Moreover, the terms of any such additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.

We have a material amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

At 31 March 2016, we had approximately US$515.0 million aggregate principal amount of unsecured debt outstanding, which includes US$190.0 million under the unsecured revolving credit facility and US$325.0 million aggregate principal amount of senior unsecured notes due

James Hardie 2016 Annual Report on Form 20-F	180

15 February 2023 issued by James Hardie International Finance Limited, a wholly owned subsidiary of JHI plc, and no secured debt outstanding. We also had approximately US$310.0 million of availability under our unsecured revolving credit facility at 31 March 2016.

Our amount of debt and our debt service obligations could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position.

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

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our unsecured revolving credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on such

James Hardie 2016 Annual Report on Form 20-F	181

variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming our unsecured revolving facility was fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense.

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

We have recorded a gross asbestos liability of US$1,302.2 million in our consolidated financial statements as of 31 March 2016, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$766.7 million at 31 March 2016. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$799.2 million (including interest payments) to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

Potential escalation in proven claims made against, and associated costs of, AICF could require the Company to extend the period of time its annual funding payments of up to its obligation of 35% of our free cash flow, as defined in the AFFA, beyond their currently anticipated expiration, which may cause the Company to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated) future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related

James Hardie 2016 Annual Report on Form 20-F	182

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

James Hardie 2016 Annual Report on Form 20-F	183

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

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2016, 2015 and 2014, we recorded an unfavorable adjustment of US$2.6 million and favorable adjustments of US$144.7 million and US$97.2 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

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

James Hardie 2016 Annual Report on Form 20-F	184

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

James Hardie 2016 Annual Report on Form 20-F	185

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

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.

James Hardie 2016 Annual Report on Form 20-F	186

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under the Irish Companies Act 2014 and applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse effect on the market value of our securities.

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

James Hardie 2016 Annual Report on Form 20-F	187

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

James Hardie 2016 Annual Report on Form 20-F	188

LEGAL PROCEEDINGS

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, tax contingencies, New Zealand weathertightness claims and the matters described in the Other Legal Matters sections below. For further details, see “Section 3” of this Annual Report.

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

In fiscal years 2016, 2015 and 2014, we recorded an income tax benefit of US$0.3 million, nil and US$0.3 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and the Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2013. We are no longer subject to examinations by the Australian Taxation Office for tax years prior to tax year 2012.

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

James Hardie 2016 Annual Report on Form 20-F	189

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

We have made a provision for the asserted and unasserted New Zealand weathertightness claims within Other Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and Other Receivables.

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

Other Product Liability

As of 31 March 2016, one of our US subsidiaries has been named as a defendant in 13 related lawsuits in nine separate US federal district courts. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by the same underlying group of plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions.

James Hardie 2016 Annual Report on Form 20-F	190

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2016, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2016. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2016.

The effectiveness of our internal control over financial reporting as of 31 March 2016 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2016 Annual Report on Form 20-F	191

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc:

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2016 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2016, and our report dated 19 May 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

19 May 2016

James Hardie 2016 Annual Report on Form 20-F	192

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2016	2015	2014
Fiber Cement United States and Canada	2,119	2,066	1,915
Fiber Cement Australia	475	480	464
Fiber Cement New Zealand	157	148	141
Fiber Cement Philippines	190	182	176
Pipes Australia[1]	35	66	63
Fiber Cement Europe	71	64	58
Research & Development, including Technology	155	129	133
General Corporate	55	43	33
Total Employees	3,257	3,178	2,983

1	During the first quarter of fiscal year 2016, we completed the sale of our Australian Pipes business.

As of the end of 31 March 2016, of the 3,257 average number of people employed, approximately 185 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 98 and 87 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members, as such, it is possible that some of the employees covered by the collective agreements may not be members of a union. Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.

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

We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”), under the symbol “JHX.” Previously, the beneficial ownership ratio under our ADS program was five CUFS to each ADS; however, effective 18 September 2015, the beneficial ownership ratio was changed to a 1-to-1 CUFS to ADS ratio. Since fiscal year 2015, Deutsche Bank Trust Company Americas (“Deutsche Bank“) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

James Hardie 2016 Annual Report on Form 20-F	193

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Price History

The trading prices of JHI plc CUFS and ADSs on the ASX and NYSE, respectively, are as follows:

JHI plc CUFS on ASX
Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2016	20.04	14.15
31 March 2015	15.67	11.16
31 March 2014	15.21	8.47
31 March 2013	10.50	6.87
31 March 2012	7.99	4.66
Fiscal quarter ended:
31 March 2016	18.68	14.24
31 December 2015	19.29	14.89
30 September 2015	20.04	16.20
30 June 2015	18.43	14.15
31 March 2015	15.67	11.64
31 December 2014	13.49	11.16
30 September 2014	14.42	11.89
30 June 2014	14.74	13.02
Month ended:
30 April 2016	19.61	17.63
31 March 2016	18.68	17.38
29 February 2016	18.45	15.50
31 January 2016	17.57	14.24
31 December 2015	17.71	14.89
30 November 2015	19.29	16.02

JHI plc ADS on NYSE
Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2016[1]	72.19	10.19
31 March 2015	68.51	48.39
31 March 2014	72.26	39.97
31 March 2013	54.00	34.00
31 March 2012	40.90	25.23
Fiscal quarter ended:
31 March 2016[1]	14.28	10.19
31 December 2015[1]	13.62	10.30
30 September 2015[1]	72.19	11.87
30 June 2015	70.34	57.20
31 March 2015	60.68	48.39
31 December 2014	55.00	48.87
30 September 2014	66.36	51.84
30 June 2014	68.51	60.54
Month ended[1]:
30 April 2016	15.41	13.45
31 March 2016	14.28	12.72
29 February 2016	12.88	10.94
31 January 2016	12.45	10.19
31 December 2015	12.78	10.30
30 November 2015	13.62	11.63

1	Effective 18 September 2015, the beneficial ownership ratio under our ADS program was changed from five CUFS to each ADS to one CUFS to each ADS.

James Hardie 2016 Annual Report on Form 20-F	194

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

Trading on the New York Stock Exchange

In the United States, our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.

Fees and Charges Payable by Holders of our ADSs

The following is a summary of the fee provisions of our deposit agreement with Deutsche Bank. For more complete information regarding our ADS program, investors are directed to read the entire amended deposit agreement, a copy of which has been filed as Exhibit 2.1 and 2.2 to this Annual Report.

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;
•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•	expenses for cable, telex and fax transmissions and delivery services;
•	expenses incurred for converting foreign currency into US dollars;

James Hardie 2016 Annual Report on Form 20-F	195

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

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

As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (no reimbursements of this type were paid by Deutsche Bank in fiscal year 2016); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year. In addition, Deutsche Bank agreed to reimburse or waive certain legal, printing and advertising and promotional costs relative to our transfer of the ADS program from Bank of New York Mellon (US$58,929).

James Hardie 2016 Annual Report on Form 20-F	196

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total shares (or Units) purchased	Average price paid per share (or Unit) in US$	Total shares purchased as part of publicly announced programs [1]	Maximum number of shares that may yet be purchased under the programs [1]
April 1 - 30, 2015	-	-	-	22.2
May 1 - 20, 2015	-	-	-	22.2
May 21 - 31, 2015	-	-	-	22.3
June 1 - 30, 2015	-	-	-	22.3
July 1 - 30, 2015	1.7	13.50	1.7	20.6
August 1 - 31, 2015	-	-	-	20.6
September 1 - 30, 2015	-	-	-	20.6
October 1 - 31, 2015	-	-	-	20.6
November 1 - 30, 2015	-	-	-	20.6
December 1 - 31, 2015	-	-	-	20.6
January 1 - 31, 2016	-	-	-	20.6
February 1 - 28, 2016	-	-	-	20.6
March 1 - 31, 2016	-	-	-	20.6

1	During fiscal year 2016, the Company operated two separate share repurchase programs. The first program (the “fiscal year 2015 program”) to repurchase up to 5% of our issued share capital (approximately 22.2 million shares) was announced on 22 May 2014 and expired on 20 May 2015. No shares were repurchased or cancelled under the fiscal year 2015 program. The second program (the “fiscal year 2016 program”) to repurchase up to 5% of our issued share capital (approximately 22.3 million shares) was announced on 21 May 2015 and expired on 21 May 2016. Under the fiscal year 2016 program, we repurchased approximately 1.7 million shares at a cost of US$22.3 million.

James Hardie 2016 Annual Report on Form 20-F	197

CONSTITUTION

General

Our corporate domicile is in Ireland and our registered office is located at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. The following is a summary of the key provisions contained in our current Constitution, which was adopted by shareholders at our 2015 Annual General Meeting.

Key Provisions of Our Constitution

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

Provisions of Our Articles of Association Related to Directors

General and borrowing powers

Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors are also granted certain specific powers by our Articles of Association, including:

•	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;
•	the power to appoint attorneys to act on our behalf;
•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and
•	the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.

James Hardie 2016 Annual Report on Form 20-F	198

The directors’ borrowing powers can be varied by amending the relevant article in accordance with Irish law. This would require a ‘special resolution’ of shareholders (i.e., a resolution which has been passed by not less than 75% of votes cast (in person or by proxy) at a duly convened and quorate general meeting of shareholders).

Under Irish law, directors have certain common law and statutory fiduciary duties. Under the Irish Companies Act 2014, directors must (amongst other things) act in good faith in what the director considers to be the interests of the Irish plc and to act honestly and responsibly in relation to the conduct of the affairs of the Irish plc. Many (but not all) fiduciary duties, which were previously founded under common law, have been given a statutory basis by the Irish Companies Act 2014.

In addition to the powers granted to our directors as outlined above, the table below sets forth a summary of certain other provisions contained within our Articles of Association related to Directors:

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

Power to vote on compensation

The maximum aggregate ordinary remuneration of the non-executive directors is US$2,300,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

There is no requirement for our shareholders to approve the remuneration policy. The Company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.

James Hardie 2016 Annual Report on Form 20-F	199

Issuance of Shares; Pre-emptive Rights

We have been registered with one class of shares; however, our Articles of Association allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.

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

Our Articles of Association grant these authorizations to the Board, which will expire (unless renewed) on 14 August 2020.

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

James Hardie 2016 Annual Report on Form 20-F	200

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

Shareholders Meetings and Voting Rights

Our AGMs will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding AGM to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. We must hold an AGM in each calendar year and within nine months after the financial year end and we shall announce the date of each AGM no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the consideration of the Company’s statutory financial statements and the report of the directors and the report of the auditors of those statements and that report; (2) the review by the members of the Company’s affairs; (3) the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors; (4) the election of directors in the place of those retiring (whether by rotation or otherwise); (5) subject to the relevant provisions of the Irish Companies Act 2014, the appointment or reappointment of the auditors; and (6) the authorization of the directors to approve the remuneration of the auditors.

We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the Board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors of

James Hardie 2016 Annual Report on Form 20-F	201

their own volition or (2) by directors upon being requested to do so pursuant to Irish Company Law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.

One or more persons who alone or together hold at least 10% of our issued share capital may request that the Board call an extraordinary general meeting. In addition, such holders may also request that the Board place a matter on the agenda of any general meeting so long as any such request shall be received by us at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by us for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by our Board where: (i) the request is contrary to the Constitution, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the Articles of Association have not been complied with.

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

James Hardie 2016 Annual Report on Form 20-F	202

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

Indemnification

Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our Board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish Company Law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such current or former director or company secretary, or where a court grants relief because the current or former director or company secretary acted honestly and reasonably and ought fairly to be excused. Our Articles of Association apply the same restrictions to employees and persons deemed by our Board to be our agent who are not current or former directors or company secretary.

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

Dividends and distributions may only be made in-so-far as: (a) we have sufficient distributable profits; and (b) our net assets are not less than the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

If directors so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such

James Hardie 2016 Annual Report on Form 20-F	203

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

Limitations on Right to Hold Common Stock

The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a public limited company incorporated in Ireland with a listing of its equity securities on certain specified stock exchanges, including the New York Stock Exchange, may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a relevant company, irrespective of whether the holding or holdings give de facto control.

The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.

Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:

•	any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or

James Hardie 2016 Annual Report on Form 20-F	204

•	any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a relevant company is not subject to Rule 9.

The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a relevant company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

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

Although the Irish Takeover Rules may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.

James Hardie 2016 Annual Report on Form 20-F	205

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:

•	such person’s interest was below 3% of our issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;
•	such person’s interest was equal to or above 3% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and
•	where such person’s interest was equal to or above 3% of our issued share capital before a disposition and falls below 3% as a result of such disposition.

Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly, by action or legal proceeding.

In addition, under Irish law, we can, if we have reasonable cause to believe that a person or company has an interest in our shares, require such person or company to confirm that belief (or as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in our shares and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to us, Irish law requires that we make such information available for inspection to any person upon such person’s request.

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

The restrictions described above, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.

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

James Hardie 2016 Annual Report on Form 20-F	206

Company Books of Accounts

The Company is responsible for ensuring that it keeps adequate accounting records. The measures taken by the directors to secure compliance with the Company’s obligation to keep adequate accounting records are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes regular reports to the Board and ensures compliance with the requirements of Chapter 2 of Part 6 of the Irish Companies Act 2014. The Company also has a Global Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The accounting records of the Company are kept at its registered office in Ireland.

MATERIAL CONTRACTS

Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Unsecured Revolving Credit Facility, the indenture governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.

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

Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Constitution restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI plc and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.

There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

TAXATION

The following summarizes the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a

James Hardie 2016 Annual Report on Form 20-F	207

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

James Hardie 2016 Annual Report on Form 20-F	208

alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The summary is based on the Internal Revenue Code (the “Code”), applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this Annual Report.

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

James Hardie 2016 Annual Report on Form 20-F	209

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

James Hardie 2016 Annual Report on Form 20-F	210

Capital Gain Rates

Effective 1 January 2013, long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.

Passive Foreign Investment Company (“PFIC”) Status

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

James Hardie 2016 Annual Report on Form 20-F	211

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

James Hardie 2016 Annual Report on Form 20-F	212

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

James Hardie 2016 Annual Report on Form 20-F	213

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

Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 20%.

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

James Hardie 2016 Annual Report on Form 20-F	214

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

Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regard.

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

James Hardie 2016 Annual Report on Form 20-F	215

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

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2016 Annual Report on Form 20-F	216

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

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues are produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Section 3 – Risk Factors” of this Annual Report.

For our fiscal year ended 31 March 2016, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.0%	13.2%	3.6%	5.2%
Expenses[2]	78.3%	12.7%	3.2%	5.8%
Liabilities (excluding borrowings)[2]	18.0%	78.5%	1.2%	2.3%

For our fiscal year ended 31 March 2015, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	74.7%	16.2%	3.9%	5.2%
Expenses[2]	77.8%	13.1%	3.2%	5.9%
Liabilities (excluding borrowings)[2]	16.3%	82.4%	0.7%	0.6%

James Hardie 2016 Annual Report on Form 20-F	217

1	Comprised of Philippine pesos and euro.

2	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 11 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2016, foreign exchange contracts outstanding included contracts to purchase €0.4 million.

As of 31 March 2015, foreign exchange contracts outstanding included contracts to purchase €3.1 million.

For further information, see Note 12 to our consolidated financial statements in Section 2.

Funding Under the AFFA

The Australian dollar to US dollar assets and liabilities rate moved from 1.3096 as of 31 March 2015 to 1.3060 as of 31 March 2016, a 0.3% movement, resulting in a US$2.6 million unfavorable impact on our fiscal year 2016 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$1,001.5 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2016 exchange rate of 1.3060) would have approximately a US$69.7 million and US$85.2 million favorable or unfavorable impact, respectively, on our net income.

For fiscal year 2015, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$1,064.8 million and that we did not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to US$ exchange rate (at the 31 March 2015 exchange rate of 1.3096) would have had approximately an US$73.9 million and US$90.3 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our revolving credit facilities. As of 31 March 2016 and 2015, our revolving credit facilities were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.

James Hardie 2016 Annual Report on Form 20-F	218

From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2016, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$3.7 million, which is included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2016, we had US$190.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

At 31 March 2015, we had interest rate swap contracts with a total notional principal of US$125.0 million and a fair value of US$3.1 million, which is included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2015, we had US$75.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process; however, fiscal year 2016 demonstrated some volatility in other raw materials, largely in the price of freight and utilities such as gas and electricity. These fluctuations were driven by the economic impact of the fluctuating price of oil, driven by the rise of fracking operations across the United States. As a result of the movement in the price of oil, and the wider uncertain economic conditions, we expect that the price of pulp, cement and energy/utility prices will fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into various sourcing arrangements that discount pulp prices in relation to pulp indices and purchase our pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.

We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2016 would have resulted in +/- US$21.3 million or 1.9% impact on our cost of sales for fiscal year 2016.

For fiscal year 2015, we had assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2015 would have resulted in +/- US$21.0 or 1.9% impact on our cost of sales for fiscal year 2015.

James Hardie 2016 Annual Report on Form 20-F	219

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

As of 30 April 2016, JHI plc had 445,580,065 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 13,284 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. Options and RSU’s issued by the Company carry no voting rights.

At 30 April 2016, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Geographic Distribution of Beneficial Ownership of James Hardie Industries plc

The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March:

Geographic Region	31 March 2016	31 March 2015
Australia	41.22%	38.37%
United States	38.74%	39.66%
United Kingdom	4.91%	5.94%
Europe (excluding the United Kingdom)	4.93%	5.23%
Asia	4.51%	3.98%
Other	5.69%	6.82%

As of 30 April 2016, 0.22% of the outstanding shares of our common stock was held by 84 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2016, 1.11% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.33% of our outstanding capital stock was registered to 87 US holders as of 30 April 2016.

James Hardie 2016 Annual Report on Form 20-F	220

Distribution Schedule of James Hardie Industries plc

The following table shows a distribution of the holders of our CUFS at 30 April 2016:

Size of Holding Range	CUFS		Options
	Holders	Holdings	Holders	Holdings
1-1,000	6,873	3,140,678	-	-
1,001-5,000	5,103	11,499,886	5	9,900
5,001-10,000	748	5,330,833	4	28,031
10,001-100,000	506	11,372,583	4	66,096
100,001 and over	54	414,236,085	-	-
Totals	13,284	445,580,065	13	104,027

Based on the closing price of A$18.53 on 30 April 2016, there were 265 CUFS holders that held less than a marketable parcel of shares.

Substantial CUFS holders of James Hardie Industries plc

The following table identifies those CUFS holders who beneficially owned 5% or more of our ordinary shares at 30 April 2016, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2016, which was 445,580,065 shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
Commonwealth Bank of Australia[1]	31,858,024	7.15%
FMR LLC and FIL Limited[2]	28,725,671	6.45%
National Australia Bank Limited Group[3]	28,198,184	6.33%
Baillie Gifford & Co4	27,494,368	6.17%

1	Commonwealth Bank of Australia (“CBA”) and its affiliates became a substantial shareholder on 11 November 2009, however, CBA’s substantial holding status ceased when its holdings fell below 5% on 14 April 2014. On 2 June 2014, CBA became a substantial shareholder again, but ceased to be a substantial shareholder on 12 June 2014 when its holdings fell below 5%. On 5 August 2014, CBA again became a substantial shareholder; however, it ceased to be a substantial shareholder on 12 August 2014. On 15 August 2014, CBA most recently became a substantial shareholder, and through subsequent sales and purchases, increased its holding to 31,858,024 shares as of 31 December 2015, as reported on a Schedule 13G filed with the SEC on 12 February 2016.

2	FMR LLC and its affiliates, became a substantial shareholder on 23 July 2009, and through subsequent purchases and sales, decreased its holding to 28,725,671 shares as of 31 December 2015, as reported on a Schedule 13G filed with the SEC on 12 February 2016.

3	National Australia Bank Limited Group became a substantial shareholder on 25 May 2004, and through subsequent purchases and sales, increased its holding to 28,198,184 shares as of 16 June 2004, as reported on a Form 604 filed with the ASX.

4	Baillie Gifford & Co and its affiliated companies most recently became a substantial shareholder on 12 November 2009, and through subsequent purchases and sales, decreased its holding to 27,494,368 shares as of 23 December 2015, as reported on a Form 604 filed with the ASX on 29 December 2015.

James Hardie 2016 Annual Report on Form 20-F	221

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 20161

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	150,848,523	33.85%	1
J P Morgan Nominees Australia Limited	109,331,710	24.54%	2
National Nominees Limited	64,053,079	14.38%	3
Citicorp Nominees Pty Limited	29,036,291	6.52%	4
Citicorp Nominees Pty Limited	18,073,640	4.06%	5
BNP Paribas Noms Pty Ltd	14,726,496	3.31%	6
AMP Life Limited	5,457,079	1.22%	7
BNP Paribas Nominees Pty Ltd	5,013,017	1.13%	8
Australian Foundation Investment Company Limited	2,851,000	0.64%	9
BNP Paribas Nominees Pty Ltd	1,230,000	0.28%	10
HSBC Custody Nominees (Australia) Limited	716,898	0.16%	11
Millenium Pty Ltd	675,000	0.15%	12
Djerriwarrh Investments Limited	655,000	0.15%	13
Carlton Hotel Limited	625,362	0.14%	14
RBC Investor Services Australia Nominees Pty Ltd	625,246	0.14%	15
HSBC Custody Nominees (Australia) Limited	609,048	0.14%	16
Invia Custodian Pty Limited	533,575	0.12%	17
Gwynvill Investments Pty Limited	518,600	0.12%	18
Gwynvill Trading Pty Limited	428,000	0.10%	19
Sandhurst Trustees Ltd	425,382	0.10%	20
TOTAL	406,432,946	91.21%

1	Entities which hold interests in CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of: (i) substantial shareholder / CUFS holder notification provisions; and (ii) the takeover provisions in the Constitution. Such nominees may hold CUFS for holders included in the substantial CUFS holders named in the preceding table.

James Hardie 2016 Annual Report on Form 20-F	222

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
STI	Short-Term Incentive

James Hardie 2016 Annual Report on Form 20-F	223

Definitions

Financial Measures – Australian equivalent terminology

The Remuneration Report included in Section 1 of this Annual Report contains financial measures that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure, as used in the “Section 1 – Remuneration Report” and associated reconciliations

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

James Hardie 2016 Annual Report on Form 20-F	224

Non-GAAP Financial Information Derived from GAAP Measures

This Annual Report includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted operating income;
•	Adjusted operating income margin;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted operating income before income taxes
•	Adjusted income tax expense;
•	Adjusted effective tax rate; and
•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

	Fiscal Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Operating income	$354.0	$335.0	$53.1
Asbestos:
Asbestos adjustments	(5.5)	(33.4)	195.8
AICF SG&A expenses	1.7	2.5	2.1
New Zealand weathertightness claims	0.5	(4.3)	1.8
Non-recurring stamp duty	-	4.2	-
Adjusted operating income	350.7	304.0	252.8
Net sales	$1,728.2	$1,656.9	$1,493.8
Adjusted operating income margin	20.3%	18.3%	16.9%

James Hardie 2016 Annual Report on Form 20-F	225

	Fiscal Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Net income	$ 244.4	$ 291.3	$ 99.5
Excluding:
Asbestos:
Asbestos adjustments	(5.5)	(33.4)	195.8
AICF SG&A expenses	1.7	2.5	2.1
AICF interest exepnse (income), net	0.3	(1.4)	(2.9)
New Zealand weathertightness claims	0.5	(4.3)	1.8
Non-recurring stamp duty	-	4.2	-
Asbestos and other tax adjustments	1.5	(37.5)	(99.1)
Adjusted net income	$ 242.9	$ 221.4	$ 197.2

	Fiscal Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Adjusted net income	$242.9	$221.4	$197.2
Weighted average common shares outstanding — Diluted (millions)	447.2	446.4	444.6
Adjusted diluted earnings per share (US cents)	54	50	44

	Fiscal Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Operating Income before income taxes	$330.5	$322.6	$54.6
Excluding:
Asbestos:
Asbestos adjustments	(5.5)	(33.4)	195.8
AICF SG&A expenses	1.7	2.5	2.1
AICF interest expense (income), net	0.3	(1.4)	(2.9)
New Zealand weathertightness claims	0.5	(4.3)	1.8
Non-recurring stamp duty	-	4.2	-
Adjusted Operating Income before income taxes	327.5	290.2	251.4

Income tax (expense) benefit	(86.1)	(31.3)	44.9
Asbestos and other tax adjustments	1.5	(37.5)	(99.1)
Adjusted income tax expense	$(84.6)	$(68.8)	$(54.2)

Effective tax rate	26.1%	9.7%	(82.2%)
Adjusted Effective Tax Rate	25.8%	23.7%	21.6%

James Hardie 2016 Annual Report on Form 20-F	226

	Fiscal Years Ended 31 March
(Millions of US dollars)	2016	2015	2014
Selling, general and administrative (“SG&A”) expenses	$254.2	$245.5	$224.4

Excluding:
New Zealand weathertightness claims benefit (expenses)	(0.5)	4.3	(1.8)
AICF SG&A expenses	(1.7)	(2.5)	(2.1)
Non-recurring stamp duty	-	(4.2)	-
Adjusted SG&A expenses	252.0	243.1	220.5

Net Sales	$1,728.2	$1,656.9	$1,493.8

SG&A expenses as a percentage of net sales	14.7%	14.8%	15.0%
Adjusted SG&A expenses as a percentage of net sales	14.6%	14.7%	14.8%

James Hardie 2016 Annual Report on Form 20-F	227

EXHIBIT LIST

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
1.1	Memorandum of Association of James Hardie Industries plc, as amended	6-K	001-15240	99.9	17 August 2015
1.2	Articles of Association of James Hardie Industries plc	6-K	001-15240	99.9	17 August 2015
2.1	Amended and Restated Deposit Agreement, dated 1 October 2014, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder	F-6	333-198928	99.A	25 September 2014
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement	F-6 POS	333-198928	99(A)(2)	03 September 2015
2.3	Form of Lender Deeds of Confirmation, dated 23 June 2009, by and among James Hardie International Finance B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	F-4	333-160177	4.11	23 June 2009
2.4	Form of Novation Deed, dated 9 October 2009, by and among James Hardie International Finance Limited, James Hardie International Financial B.V., James Hardie Building Products Inc., James Hardie N.V. and Financier	F-4	333-165531	4.11	17 June 2010
2.5	Amended and Restated Common Terms Deed Poll, dated 21 January 2013, by and among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited	20-F	001-15240	2.2	27 June 2013
2.6	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	F-4	333-165531	4.12	17 June 2010

James Hardie 2016 Annual Report on Form 20-F	228

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.7	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	4.14	17 June 2010
2.8	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.34	17 June 2010
2.9	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.35	17 June 2010
2.10	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.37	17 June 2010
2.11	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	F-4	333-165531	10.38	17 June 2010
2.12	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	20-F	001-15240	2.10	30 June 2010

James Hardie 2016 Annual Report on Form 20-F	229

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.13	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	2.12	30 June 2010
2.14	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.36	30 June 2010
2.15	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.39	30 June 2010
2.16	Indenture, dated 10 February 2015, by and among James Hardie International Finance Limited, the guarantors named therein and Deutsche Bank Trust Company Americas	6-K	001-15240	4.1	10 February 2015
2.17	Form of 5.875% Senior Note due 2023	6-K	001-15240	4.1	10 February 2015
2.18	Credit and Guaranty Agreement, dated 10 December 2015, by and among James Hardie International Finance Limited and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technolgoy Limted, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto.*
4.1	Amended and Restated James Hardie Industries plc 2001 Equity Incentive Plan	20-F	001-15240	4.1	02 July 2012

James Hardie 2016 Annual Report on Form 20-F	230

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006	6-K	001-15240	99.10	17 August 2015
4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto	20-F	001-15240	4.15	07 July 2005
4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto	20-F	001-15240	4.16	07 July 2005
4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors	20-F	001-15240	4.9	08 July 2008
4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers	20-F	001-15240	4.10	08 July 2008
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees	F-4	333-160177	10.10	23 June 2009
4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto	20-F	001-15240	4.9	21 May 2015
4.9	Industrial Building Lease Agreement, effective 6 October 2000, by and between James Hardie Building Products Inc. and Fortra Fibre-Cement L.L.C.	20-F	001-15240	4.25	07 July 2005
4.10	Deed of Release – Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton	20-F	001-15240	4.23	29 September 2006

James Hardie 2016 Annual Report on Form 20-F	231

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.11	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales	20-F	001-15240	4.25	29 September 2006
4.12	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	6-K	001-15240	99.4	05 January 2007
4.13	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited	20-F	001-15240	4.22	06 July 2007
4.14	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales	20-F	001-15240	4.60	06 July 2007
4.15	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales	20-F	001-15240	4.27	06 July 2007
4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed	20-F	001-15240	4.27	08 July 2008
4.17	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.22	08 July 2008

James Hardie 2016 Annual Report on Form 20-F	232

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.18	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.23	08 July 2008
4.19	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.24	08 July 2008
4.20	Amended and Restated Final Funding Agreement – Address for Service of Notice on Trustee, dated 13 June 2008	20-F	001-15240	4.25	08 July 2008
4.21	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.27	23 June 2009
4.22	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.37	10 July 2009
4.23	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V.	20-F	001-15240	4.30	30 June 2010

James Hardie 2016 Annual Report on Form 20-F	233

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.24	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.25	29 June 2011
4.25	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011
4.26	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011
4.27	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.28	02 July 2012
4.28	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.29	02 July 2012

James Hardie 2016 Annual Report on Form 20-F	234

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.29	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.37	26 June 2014
4.30	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.32	21 May 2015
8.1	List of significant subsidiaries of James Hardie Industries plc*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm*
15.2	Consent of KPMG Actuarial Pty Limited*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith

James Hardie 2016 Annual Report on Form 20-F	235

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/S/ LOUIS GRIES
Louis Gries
Date: 19 May 2016		Chief Executive Officer

This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/S/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 19 May 2016		Chairman