Form 20-F
period 2017-03-31
James Hardie Industries plc
filed 2017-05-18
CIK 1159152

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2017

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

440,843,275 shares of common stock at 31 March 2017

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒

Accelerated filer	☐
Non-accelerated filer	☐
Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised† financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.

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

☐  Yes  ☒  No

2017

ANNUAL REPORT

ON FORM 20-F

James Hardie 2017 Annual Report on Form 20-F	i

Page(s)

Form 20-F Cross-Reference Index	ii

Section 1	1

Introduction	1

Selected Financial Data	2

Information on the Company	3

History and Development of the Company	3

Business Overview	5

Organizational Structure	14

Property, Plants and Equipment	14

Directors, Senior Management and Employees	19

James Hardie Executive Team	19

Board of Directors	24

Remuneration	30

Corporate Governance Report	49

Section 4	198

SHARE/CHESS Units of Foreign Securities Information	198

Glossary of Abbreviations and Definitions	201

Exhibit List	203

Signatures	211

James Hardie 2017 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)

PART 1

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable

Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	2-3

B. Capitalization and Indebtness	Not applicable

C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	149-166

Item 4. Information on the Company

A. History and Development of the Company	3-5; 17-18

B. Business Overview	5-13

C. Organizational Structure	5; 14

D. Property, Plants and Equipment	14-18; 97

Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects

A. Operating Results	77-93

B. Liquidity and Capital Resources	93-98

C. Research and Development, Patents and Licenses, etc	12

D. Trend Information	98

E. Off-Balance-Sheet Arrangements	98

F. Tabular Disclosure of Contractual Obligations	99

G. Safe Harbor	70-71
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	19-29

B. Compensation	30-48

C. Board Practices	24-29; 49-69

D. Employees	171

E. Share Ownership	43-48

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders	198-200

B. Related Party Transactions	60

C. Interests of Experts and Counsel	None
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information	100-147; 181-182

B. Significant Changes	None

Item 9. The Offer and Listing

A. Offer and Listing Details	171-174

B. Plan of Distribution	Not Applicable

C. Markets	172-173

D. Selling Shareholders	Not Applicable

James Hardie 2017 Annual Report on Form 20-F	iii

FORM 20-F CROSS REFERENCE (continued)

Page(s)

PART 1 (continued)

E. Dilution	Not Applicable

F. Expenses of the Issue	Not Applicable

Item 10. Additional Information
A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	176-185

C. Material Contracts	185

D. Exchange Controls	185

E. Taxation	185-193

F. Dividends and paying agents	Not Applicable

G. Statement by Experts	Not Applicable

H. Documents on Display	193-194

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	195-197

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable

B. Warrants and Rights	Not Applicable

C. Other Securities	Not Applicable

D. American Depositary Shares	173-174

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	169-170

Item 16A. Audit Committee Financial Expert	63-64

Item 16B. Code of Ethics	61-62

Item 16C. Principal Accountant Fees and Services	148

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	175

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	49-69

Item 16H. Mine Safety Disclosures	16-17

PART III
Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	100-147

Item 19. Exhibits	203-210

James Hardie 2017 Annual Report on Form 20-F	1

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

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements in Section 2 for further information on our segments.

James Hardie 2017 Annual Report on Form 20-F	2

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

SELECTED FINANCIAL DATA

We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2017 and 2016, and our consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ deficit for each of the years ended 31 March 2017, 2016 and 2015, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).

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

	(Millions of US dollars)
Consolidated Statement of Operations Data	2017	2016	2015	2014	2013
Net sales	$1,921.6	$1,728.2	$1,656.9	$1,493.8	$1,321.3
Income from operations[1]	276.5	244.4	291.3	99.5	45.5
Net income[1]	$276.5	$244.4	$291.3	$99.5	$45.5

	(Millions of US dollars)
Consolidated Balance Sheet Data	2017	2016	2015	2014	2013
Total assets	$2,012.7	$2,029.4	$2,036.4	$2,104.0	$2,113.2
Net assets	(212.2)	(225.2)	(202.6)	(199.0)	18.2
Common stock	$229.1	$231.4	$231.2	$230.6	$227.3

	(Millions)
Shares	2017	2016	2015	2014	2013
Basic weighted average number of common shares	442.7	445.3	445.0	442.6	439.2
Diluted weighted average number of common shares	443.9	447.2	446.4	444.6	440.6

	(US dollar)
Earnings Per Share	2017	2016	2015	2014	2013
Income from operations per common share – basic	$0.62	$0.55	$0.65	$0.22	$0.10
Net income per common share – basic	0.62	0.55	0.65	0.22	0.10
Income from operations per common share – diluted	0.62	0.55	0.65	0.22	0.10
Net income per common share – diluted	0.62	0.55	0.65	0.22	0.10
Dividends declared per share	0.39	0.58	0.60	0.73	0.43
Dividends paid per share	$0.39	$0.58	$0.88	$0.45	$0.43

James Hardie 2017 Annual Report on Form 20-F	3

Other Financial Data	2017	2016	2015	2014	2013
Net cash provided by operating activities (Millions of US dollars)	$ 292.1	$ 260.4	$ 179.5	$ 322.8	$ 109.3
Net cash used in investing activities (Millions of US dollars)	(109.0)	(66.6)	(277.9)	(118.8)	(59.7)
Net cash used in financing activities (Millions of US dollars)	$ (212.7)	$ (154.4)	$ (4.6)	$ (186.3)	$ (158.7)
Volume (million square feet)
North America Fiber Cement	2,215.4	1,969.2	1,821.5	1,672.7	1,468.0
International Fiber Cement[2]	487.2	480.9	484.4	441.4	414.2
International Fiber Cement excluding the Australian Pipes business	487.2	471.1	442.8	404.1	381.0
Net Sales (Millions of US dollars)
North America Fiber Cement	$ 1,493.4	$1,335.0	$ 1,224.7	$1,083.6	$ 913.7
International Fiber Cement[2]	411.8	379.4	418.4	399.2	397.5
International Fiber Cement excluding the Australian Pipes business	411.8	374.3	392.3	373.1	371.3
Other Businesses	$ 16.4	$ 13.8	$ 13.8	$ 11.0	$ 10.1
Average sales price per unit (per thousand square feet)
North America Fiber Cement	$ 665	$ 669	$ 666	$ 641	$ 616
International Fiber Cement[2]	775	729	811	846	897
International Fiber Cement excluding the Australian Pipes business	$ 775	$ 734	$ 829	$ 859	$ 906

1	Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, AICF interest (expense) income, Australian Securities and Investments Commission (“ASIC”) related expenses, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness claims expenses.

	(Millions of US dollars)
Other Financial Data	2017	2016	2015	2014	2013
Asbestos adjustments benefit (expense)	$40.4	$5.5	$33.4	$(195.8)	$(117.1)
AICF SG&A expenses	(1.5)	(1.7)	(2.5)	(2.1)	(1.7)
AICF interest (expense) income	(1.1)	(0.3)	1.4	2.9	7.0
ASIC related expenses	-	-	-	-	(2.6)
Asset impairments	-	-	-	-	(16.9)
Non-recurring stamp duty	-	-	(4.2)	-	-
New Zealand weathertightness claims	-	(0.5)	4.3	(1.8)	(13.2)
Asbestos and other tax adjustments	$(9.9)	$(1.5)	$37.5	$99.1	$49.2

For additional information on asbestos adjustments, AICF SG&A expenses, AICF interest (expense) and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 11 and 13 to our consolidated financial statements in Section 2.

2	International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe.

INFORMATION ON THE COMPANY

History and Development of the Company

James Hardie was established in 1888 as an import business, listing on the Australian Securities Exchange (“ASX”) in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s,

James Hardie 2017 Annual Report on Form 20-F	4

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

The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 111 Eight Avenue – 13th Floor, New York, New York 10011. The address of our registered office in Australia is Level 3, 22 Pitt Street, Sydney NSW 2000 and the telephone number there is +61 2 8845 3360. Our share registry is maintained by Computershare Registry Services Pty Ltd. All enquires and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1 300 855 080.

Our Agreement with Asbestos Injuries Compensation Fund

Prior to 1987, ABN 60 Pty Limited (formerly JHIL) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (collectively the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. These products have resulted in liabilities for the Former James Hardie Companies in Australia.

In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF for

James Hardie 2017 Annual Report on Form 20-F	5

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

James Hardie 2017 Annual Report on Form 20-F	6

various Hardie brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Artisan® by James Hardie, Cemplank®, Scyon® and HardieLinea®.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2017	2016	2015
North America Fiber Cement	$1,493.4	$1,335.0	$1,224.7
International Fiber Cement	411.8	379.4	418.4
Other Businesses	16.4	13.8	13.8
Total Net Sales	$1,921.6	$1,728.2	$1,656.9

Products

We manufacture a wide-range of fiber cement building materials for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, fencing, decking and facades. While there are some market specific products, our core product ranges, being planks, which are used for external siding and flat panels, which are used for internal and external wall linings and floor underlayments and are sold across all of the markets in which we operate.

Products Used in External Applications

We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products such as wood and superior aesthetics when compared to vinyl siding.

Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;
•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;
•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;
•	The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and
•	Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.

We believe the benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.

James Hardie 2017 Annual Report on Form 20-F	7

Products Used in Internal Applications

Compared to natural and oriented strand board and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards.

Non-Fiber Cement Products

In addition to our portfolio of fiber cement product offerings, we continue to invest in business development opportunities aligned with our long term strategy, including our fiberglass windows business in North America.

Significant New Products

In the United States, new products released over the last three years include the HardieReveal 2.0™ panel system, James Hardie® Insulated Lap Siding and Trim, HardieTrim® 2x™ board, HardieTrim® NT3® Roughsawn board, HardieTrim® Mouldings, Artisan® V-Rustic premium exterior siding, custom colors using our ColorPlus® Technology, and an improved touch-up accessory to support ColorPlus® products.

In Australia and New Zealand, extensions to the existing Stria® cladding products have been launched to provide Stria® Standard 325mm, Stria® Wide 405mm, Splayed 255mm cladding profiles. Similarly, Axon® cladding has now been extended to provide Axon® Smooth 133mm, Axon® Smooth 400mm, and Axon® Grained 133mm cladding. In addition, HardieBrace®, a new online calculator tool is available in Australia and New Zealand, which offers a way to simplify structural bracing calculations.

In Australia only, HardieEdge® trim for covering slab edges provides an easy to install solution to unfinished, rough concrete slab edges that would otherwise detract from the appearance of a wall clad with James Hardie products. The HardieDeck™ system continues to provide a major new product offering since its launch in 2015. Modcem® modular flooring has provided an entry into commercial flooring applications. Similarly, Systemboard™ cladding provided a niche multi-story construction product application. Ritek® permanent formwork walling system, a quality durable finished wall solution, will expand our product and systems offering into the growing medium to high density construction segment. Additions to the range of building science offerings include HardieWrap® weather barrier, HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care, Intertenancy and ZeroLot® Wall Systems. The launch of new wall systems are also supported by the Compliant System® trade mark. The performance of the ZeroLot® wall system is supported by the new Coreshield® protective sealer technology.

In New Zealand only, over the same timeframe, Secura® Interior Flooring, Secura® Exterior Flooring, Axent™ Fascia, HomeRAB® 4.5mm Pre Cladding, Stria® Cladding, Axon® 400 and 133 Grained Cladding, and Linea® Oblique™ Cladding have been launched.

James Hardie 2017 Annual Report on Form 20-F	8

In the Philippines, new products released over the past three years include the extension of the established Hardieflex™ board range with the inclusion of Hardieflex™ Wet Area Walls lining. An improved version of their wall jointing compound has been launched under the HardieFlex® Putty trade mark.

The European business continues to provide HardieFloor™ Structural Flooring, HardieFloor dB™ Structural Acoustic Flooring, and HardieQStrip™ Acoustic Batten into the market.

Principal Markets for Our Products

United States and Canada

In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, oriented strand board, hardboard, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.

Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in North America accounts for the largest portion of our net sales, accounting for 78%, 77% and 74% of our total net sales in fiscal years 2017, 2016 and 2015, respectively.

In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural or Oriented Strand Board, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.

International

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

James Hardie 2017 Annual Report on Form 20-F	9

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

In the Philippines, we have seen fiber cement gain acceptance across a broader range of product applications in the last decade, leading to additional fiber cement products entering the market, along with the increased use of gypsum in fiber cement applications. In fiscal year 2017, our results were unfavorably impacted by the entrance of competitor imports. We expect this change in the overall competitive landscape to remain for some time.

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

James Hardie 2017 Annual Report on Form 20-F	10

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

James Hardie 2017 Annual Report on Form 20-F	11

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

James Hardie 2017 Annual Report on Form 20-F	12

Dependence on Trade Secrets and Research and Development (“R&D”)

We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in R&D activities.

We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors. For fiscal years 2017, 2016 and 2015, our expenses for R&D were US$30.3 million, US$29.5 million and US$31.7 million, respectively.

Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how and raw material and operating equipment specifications, all of which are maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting and trade secret protection to protect and increase our competitive advantage.

In addition, we own a variety of licenses; industrial, commercial and financial contracts; and manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”

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

James Hardie 2017 Annual Report on Form 20-F	13

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

In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of associated minor fines.

Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2017 Annual Report on Form 20-F	14

Organizational Structure

JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2017.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Finance Holdings 1 Ltd	Bermuda	Ireland
James Hardie Holdings Ltd	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Ltd	Ireland	Ireland
James Hardie International Holdings Ltd	Ireland	Ireland
James Hardie New Zealand	New Zealand	New Zealand
James Hardie NZ Holdings	New Zealand	New Zealand
James Hardie NZ Holdings Ltd	Bermuda	New Zealand
James Hardie North America Inc.	United States	United States
James Hardie NV	Netherlands	Netherlands
James Hardie Philippines Inc.	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia	Australia
James Hardie Research Pty Ltd	Australia	Australia
James Hardie Research USA LLC	United States	United States
James Hardie Technology Ltd	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

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

James Hardie 2017 Annual Report on Form 20-F	15

Manufacturing Capacity

At 31 March 2017, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
United States
Cleburne, Texas	Owned		666
Peru, Illinois	Owned		560
Plant City, Florida	Owned	[2]	600
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned	[3]	200
Waxahachie, Texas	Owned	[4]	360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[5]	190

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
Australia
Rosehill, New South Wales	Owned	[6]	180
Carole Park, Queensland	Owned		160
New Zealand
Auckland	Leased	[7]	75
Philippines
Cabuyao City	Owned	[8]	145

1	The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement manufacturing facility design and utilization capacities.

2	We began work to recommission Plant City SM3, which will become the 4th active sheet machine at this location. We expect this sheet machine to be operational in early fiscal year 2018. This incremental capacity is included in the table above.

3	In the third quarter of fiscal year 2017, we announced a US$121.5 million greenfield capacity project at our Tacoma, Washington facility with an expected commissioning date in the second half of fiscal year 2019. This incremental capacity is not included in the table above.

4	In February 2017, we completed the purchase of land, building, and machinery and equipment previously leased at our Waxahachie, Texas facility.

5	We suspended production at our Summerville, South Carolina location in November 2008. The plant is currently being re-commissioned and is expected to be commissioned in early fiscal year 2018.

6	In December 2014, we completed the purchase of the land and buildings previously leased at our Rosehill, New South Wales facility.

7	We exercised our option to renew the Auckland leases for a further term of 10 years prior to the leases’ expiry on 22 March 2016. The Auckland leases now expire on 22 March 2026, at which time we have an option to renew them for a further term of 10 years expiring in March 2036. There is no option to purchase at the expiration of the leases.

8	The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa.

We are adding additional capacity in the Philippines with an estimated total cost of PHP550 (US$11.0 million utilizing the exchange rate on 31 March 2017) with an expected completion date in the first half of fiscal year 2018. This incremental capacity is not included in the table above.

James Hardie 2017 Annual Report on Form 20-F	16

We continually evaluate the capacity required to service the US housing market, and as a result, to ensure we meet demand and achieve our market penetration objectives, we have completed and continue to start-up and commission several lines across our manufacturing network. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures.”

Beginning in the fourth quarter of fiscal year 2016, management determined that for measuring the annual flat sheet design capacity of the fiber cement network, the calculation should incorporate our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability and differing production speeds multiplied by 24 hours per day, seven days per week. Additionally, commencing in the second quarter of fiscal year 2017, management adjusted the definition of plant availability pertaining to idled, non-commissioned, and start-up lines when determining annual flat sheet design capacity and capacity utilization.

Based on the methodology noted above, for the year ended 31 March 2017, we had an annual flat sheet design capacity of 2,879 mmsf and 619 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2017, actual capacity utilization across our plants was an average of 94% and 92% in the United States and Asia Pacific, respectively.

Based on the “design capacity methodology” as defined above, for the year ended 31 March 2016, we had an annual flat sheet design capacity of 2,500 mmsf and 659 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2016, actual capacity utilization across our plants was an average of 89% in the United States and Asia Pacific.

During the first quarter of fiscal year 2016, we completed the sale of our Blandon, Pennsylvania location and our Australian Pipes business.

Mines

We lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2018 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. We also had leased a mining site for silica in Victorville, California; however, that lease expired on 31 May 2016 and has not been renewed. Further, we own an additional property in Victorville, California which could be mined for silica. As of 30 April 2017, however, we have not begun to mine this site and have no immediate plans to do so. Finally, we continue to lease a parcel of land in Victorville, California adjacent to and for access to our owned property, as well as providing an equipment area for mining operations.

James Hardie 2017 Annual Report on Form 20-F	17

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2017, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.

Capital Expenditures

We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in equipment maintenance and upgrades to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2017	2016	2015
North America Fiber Cement	$76.1	$40.3	$163.3
International Fiber Cement	24.4	28.7	94.4
Other Businesses	0.7	2.3	2.0
R&D and Corporate	0.7	1.9	16.5
Total Capital Expenditure	$101.9	$73.2	$276.2

Significant active capital expenditures

At 31 March 2017, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Capacity Increase[1]
Tacoma greenfield expansion	$121.5	$4.9	Q4 FY17	FY19	8%
Summerville recommissioning[2]	16.2	9.6	Q3 FY17	FY18	-
Phillipines capacity expansion	$11.0	$8.3	Q4 FY16	FY18	16%

1	The expected capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds.

2	We previously suspended production at our Summerville, South Carolina location in November 2008. The plant has a design capacity of 190 mmsf.

James Hardie 2017 Annual Report on Form 20-F	18

Significant completed capital expenditure projects

The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Carole Park land and building purchase and capacity expansion	$85.3	FY14 - FY16
Plant City SM4 - 3rd operating sheet machine	71.2	FY14 - FY17
Fontana Plant recommisioning	49.0	FY13 - FY15
Cleburne - 3rd sheet machine	40.8	FY14 - FY17
Rosehill land and buildings	37.5	FY15
Tacoma land and buildings	28.3	FY15
Waxahachie lease buyout	$16.5	FY17

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

James Hardie 2017 Annual Report on Form 20-F	19

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

James Hardie Executive Team

Our management is overseen by our executive team, whose members cover the key areas of fiber cement R&D, production, manufacturing, human resources, marketing, investor relations, finance and legal.

Members of our executive team at 30 April 2017 (in alphabetical order) are:

Joe Blasko BSFS, JD

General Counsel and Chief Compliance Officer

Age 50

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

James Hardie 2017 Annual Report on Form 20-F	20

Sean Gadd BEng, MBA

Executive Vice President, Markets and Segments

Age 44

Sean Gadd joined James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business, and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr Gadd then moved to the US in 2006 to take the role of Manufacturing Manager for Trim and various manufacturing facilities across the US.

In 2009, Mr Gadd ran the US trim business for James Hardie with responsibility for both Manufacturing and Sales, followed by a brief assignment leading Supply Chain. In 2012, Mr Gadd was promoted to the role of Vice President of Sales for Western USA and Canada. Over the next year, his role was expanded to include the Midwest and Northeast of the USA.

Mr Gadd was appointed Executive General Manager in September 2013 with full responsibility for the Northern Division. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America with responsibility for Strategic Marketing and Development.

Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

Louis Gries BSc, MBA

Chief Executive Officer

Age 63

Louis Gries joined James Hardie as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc. in December 1993. Mr Gries became Executive Vice President – Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim Chief Executive Officer (“CEO”) in October 2004 and became CEO in February 2005. In addition to being the Company’s CEO, Mr Gries is responsible for managing the Company’s fiber cement operations in North America.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, USA.

James Hardie 2017 Annual Report on Form 20-F	21

Ryan Kilcullen BSc, MS

Executive Vice President – Operations

Age 36

Ryan Kilcullen joined James Hardie in 2007 as a PcI/PdI Engineer. Since then, he has worked for the Company in various manufacturing and supply chain roles including Process Engineer, Production Manager, and Supply Chain Engineer. In 2012, he became Supply Chain Manager, ColorPlus Business Unit, responsible for the end-to-end design and performance of our ColorPlus product line supply chain. In 2013, he became responsible for North American Supply Chain operations, with responsibilities that included Procurement, Network Planning, Production Planning, Transportation, Distribution Management, Customer Service, and Inside Sales. In June 2015, he was appointed Vice President – Central Operations, responsible for the Company’s Supply Chain Operations and Centralized Manufacturing functions.

In August 2016, he was appointed Executive Vice President – Operations, responsible for the Company’s Supply Chain, Manufacturing, Engineering, and Environmental, Health & Safety Operations.

Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

James Hardie 2017 Annual Report on Form 20-F	22

Matthew Marsh BA, MBA

Chief Financial Officer and Executive Vice President – Corporate

Age 42

Matthew Marsh joined James Hardie as Chief Financial Officer (“CFO”) in June 2013. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit and financial operations.

Effective 16 October 2015, Mr Marsh’s role was expanded to include the role of Executive Vice President – Corporate. In this role, Mr Marsh continues his oversight of the Company’s overall financial management in addition to the oversight of James Hardie’s information systems, legal and compliance, and investor and media relations functions. He continues to report to the Company’s Chief Executive Officer, Mr Louis Gries.

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

Jason Miele, BA

Vice President, Investor and Media Relations

Age 40

Jason Miele was appointed to the position of Vice President – Investor and Media Relations in February 2017. Mr Miele has responsibility for overseeing the Company’s investor relations strategy and successful interface with external audiences, communicating the Company’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.

Mr Miele has 19 years of relevant professional experience, including 10 years of experience with James Hardie, where he has served in various finance and operational support roles, most recently as James Hardie’s Group Controller, a position he has held since 2013.

Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting.

James Hardie 2017 Annual Report on Form 20-F	23

Kirk Williams BA, JD

Chief Human Resources Officer

Age 41

Kirk Williams joined James Hardie in 2017 as Chief Human Resources Officer. Mr Williams brings 16 years of experience in human resources gained while employed at Walmart, Honeywell International, Allianz Life Insurance Company of North America and American Express.

Most recently, he was Vice President of Human Resources at Archer Daniels Midland, where he served as a strategic business partner for two of the company’s four business units and had human resources responsibility for the Latin and South American businesses. Prior to those roles, Mr Williams held various management positions within Walmart.

Through his broad experience across a diverse group of industries, Mr Williams has developed a strong background in a broad range of areas, including employee engagement, talent management, leadership development, cultural initiatives, compensation, benefits and human resources management.

Mr Williams has a Juris Doctor from Chicago-Kent College of Law where he graduated with Honors and a Bachelor of Arts (International Relations) from Kent State University where he graduated Cum Laude.

James Hardie 2017 Annual Report on Form 20-F	24

Board of Directors

James Hardie’s directors have widespread experience, spanning general management, finance, law, marketing and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Members of the Board of Directors (the “Board”) at 31 March 2017 are:

Michael Hammes BS, MBA

Age 75

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

Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016).

Other: Resident of the United States.

Last elected: August 2016

Term expires: August 2019

James Hardie 2017 Annual Report on Form 20-F	25

Brian Anderson BS, MBA, CPA

Age 66

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

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since January 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.; Lead Director of W.W. Grainger, Inc. (2011-2014).

Other: Member of the Governing Board of the Center for Audit Quality (since September 2016); resident of the United States.

Last elected: August 2015

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	26

Russell Chenu BCom, MBA

Age 67

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

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Directorships of listed companies in the past five years: Current – Director of Reliance Worldwide Corporation Limited (since 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).

Other: Resident of Australia.

Last elected: August 2014

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	27

David D. Harrison BA, MBA, CMA

Age 70

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

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003). Former – Director of Navistar International Corporation (2007-2012).

Other: Resident of the United States.

Last elected: August 2016

Term expires: August 2019

Andrea Gisle Joosen MSc, BSc

Age 53

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

Directorships of listed companies in the past five years: Current – Director of Mr Green AB (since 2015; listed November 2016); Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former – Director of Dixons Retail plc (2012-2013).

Other: Director of Teknikmagasinet AB (since 2015); Director of Neopitch AB (since 2004); resident of Sweden.

Last elected: August 2015

Term expires: August 2018

James Hardie 2017 Annual Report on Form 20-F	28

Alison Littley BA, FCIPS

Age 54

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

Directorships of listed companies in the past five years: None.

Other: Director of Weightmans LLP (since 2013); Director of Eakin Healthcare Limited (since 2015); resident of the United Kingdom.

Last elected: August 2015

Term expires: August 2018

James Osborne BA Hons, LLB

Age 68

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

Directorships of listed companies in the past five years: Current – Director of Ryanair Holdings plc (since 1996); Chairman and Director of Oneview Healthcare plc (since 2013). Former – Chairman of Independent News & Media (2011-2012).

Other: Chairman of Eason Holdings plc (since 2013); Chairman of Jellia Holdings Limited (since 2014); Chairman of ELST (since 2012); resident of Ireland.

Last elected: August 2015

Term expires: August 2018

James Hardie 2017 Annual Report on Form 20-F	29

Rudolf van der Meer M.Ch.Eng

Age 72

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

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since 2010). Former – Chairman of the Supervisory Board of Royal Imtech N.V. (2005-2013).

Other: Chairman of the Supervisory Board of VGZ Health Insurance (since 2011); resident of the Netherlands.

Last elected: August 2014

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	30

Remuneration

The remuneration information provided in this Annual Report outlines the key remuneration and share ownership information for our Board of Directors and our Senior Executive Officers (defined below) for fiscal year 2017. We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our significant Australian and US shareholder bases and our primary listing on the ASX, we have voluntarily produced a remuneration report consistent with those provided by similarly situated companies for non-binding shareholder approval since 2005 and we intend to continue to do so for fiscal year 2017. A more extensive remuneration report, which further details our remuneration policies and practices will be provided separately to our shareholders in July 2017, together with the 2017 Notice of Annual General Meeting (“AGM”) and accompanying materials.

For fiscal year 2017, our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2017) (“Senior Executive Officers”) are:

•	Louis Gries, CEO;
•	Matthew Marsh, CFO and Executive Vice President – Corporate;
•	Sean Gadd, Executive Vice President – Markets and Segments;
•	Joseph Blasko, General Counsel and Chief Compliance Officer; and
•	Mark Fisher, former Executive Vice President – International.

Mr Fisher is included in this remuneration discussion based on his level of compensation and status as an executive officer as of 31 March 2017. Subsequent to 31 March 2017, Mr Fisher voluntarily terminated his employment with us as of 3 April 2017.

Description of 2017 Remuneration Elements

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

In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2017, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.

Retirement Plan

In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

James Hardie 2017 Annual Report on Form 20-F	31

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$18,000 in calendar year 2016 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$265,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

Incentive Arrangements

In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2017, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
Short Term Incentive (“STI”) (1 year)	Individual Performance Plan (“IP Plan”)	20% of STI Target	Cash
	Company Performance Plan (“CP Plan”)	80% of STI Target	Cash
Long Term Incentive (“LTI”) (3 –4.5 years)	Long Term Incentive Plan 2006 (“LTIP”)	40% of LTI Target	Return on Capital Employed (“ROCE”) Restricted Stock Units (“RSUs”)
		30% of LTI Target	Relative Total Shareholder Return (“TSR”) RSUs
		30% of LTI Target	Cash (Scorecard LTI)

STI Plans

On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2017, the STI target percentage for Mr Gries was 125% of base salary, 70% of base salary for Mr Marsh, and 60% of base salary for Messrs Fisher, Gadd and Blasko, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans, which for Senior Executive Officers will prevent payment of any STI under the CP and IP Plans unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2017, the ‘circuit breaker’ was set at 60% of our fiscal year 2017 plan Adjusted EBIT (indexed to housing starts) less any impairment costs the Remuneration Committee determines should be disregarded.

James Hardie 2017 Annual Report on Form 20-F	32

CP Plan

The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business and performance against certain “wood-look” competitors. Each Senior Executive Officer can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout multiple the Senior Executive Officer is tied to. All Senior Executive Officers are tied to either the US multiple (Mr Gadd) or a composite multiple derived from the metrics for the US (80%) and Asia Pacific (20%) businesses combined (Messrs Gries, Marsh, Fisher and Blasko).

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with goals on our core organizational values, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives that have benefited us and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan based on achievement of individual performance and core organizational values goals.

STI Plan Performance for Fiscal Year 2017

For fiscal year 2017, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers.” A more in-depth discussion regarding our corporate performance relative to the CP Plan and Senior Executive Officer performance under the IP Plan will be provided in our remuneration report, which will be separately issued to shareholders in July 2017.

LTI Plans

Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•	Relative TSR RSUs are used as they are an indicator of our performance relative to our US peer companies; and
•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2017 Annual Report on Form 20-F	33

Awards issued under the LTI Plans are issued pursuant to the terms of the LTIP. During fiscal year 2017, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
L Gries	194,626	218,159	218,954
M Marsh	58,388	65,448	65,686
M Fisher	31,627	35,451	35,580
S Gadd	31,627	35,451	35,580
J Blasko	21,895	24,543	24,632

RSUs issued under our LTI programs will be settled upon vesting in CUFS on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

Vesting criteria for each type of LTI award are as follows:

•	ROCE RSUs awarded in fiscal year 2017 may vest on 16 September 2019 based on the achievement of certain ROCE hurdles for fiscal years 2017-2019 (the “Performance Period”). Specifically, if our three year average ROCE for fiscal years 2017-2019 is: (i) less than 24%, then no ROCE RSUs will vest; (ii) is equal to or greater than 24% but less than 26%, then 25% of the ROCE RSUs will vest; (iii) is equal to or greater than 26% but less than 28.5%, then 50% of the ROCE RSUs will vest; (iv) is equal to or greater than 28.5% but less than 29.5%, then 75% of the ROCE RSUs will vest; and (v) is equal to or greater than 29.5%, then 100% of the ROCE RSUs will vest. At the conclusion of this Performance Period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest. Vested ROCE RSUs will be settled in CUFS on a 1-to-1 basis.
•	TSR RSUs awarded in fiscal year 2017 may vest if the TSR of our shares exceeds a specified percentage of our US peer group over the performance period. The peer group for measuring TSR consists of the same 24 peer companies exposed to the US housing market which we use for compensation benchmarking purposes. Our TSR performance is measured against the peer group over a 36 to 54 month period from the grant date, with testing after the 36th month, 48th month and at the end of the 54th month period. To eliminate the impact of short-term price changes, the starting point and each test date are measured using an average 20 trading-day closing price. TSR RSUs will vest based on the following schedule: (i) if the TSR of our shares is below the 40th percentile of the peer group, then no TSR RSUs will vest, (ii) if the TSR of our shares is equal to the 40th percentile of the peer group, then 25% of the TSR RSUs will vest; (iii) if the TSR of our shares is equal to the 60th percentile of the peer group, then 50% of the TSR RSUs will vest; and (iv) if the TSR of our shares is equal or greater than the 80th percentile of the peer group, then 100% of the TSR RSUs will vest. The vesting percentage between points is on a straight-line interpolated basis. Vested TSR RSUs will be settled in CUFS on a 1-to-1 basis.

James Hardie 2017 Annual Report on Form 20-F	34

•	Scorecard LTI cash-settled awards granted in fiscal year 2017 may vest on 16 September 2019 based on our achievement of certain specified strategic goals and objectives and each Senior Executive Officer’s contribution to the achievement of such objectives during the Performance Period. In fiscal year 2017, the Remuneration Committee approved a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into the fiscal year 2017 grant. At the end of the Performance Period, the Remuneration Committee will assess our Senior Executive Officers’ collective performance and each Senior Executive Officer’s individual contribution to that performance. Senior Executive Officers may receive different ratings depending on the contribution they have made during the Performance Period. No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The amount received by each Senior Executive Officer is based on both our share price performance over the Performance Period and that Senior Executive Officer’s Scorecard rating. Depending on the collective performance related to the specified objectives and the Senior Executive Officer’s rating (between 0 and 100), between 0% and 100% of the Senior Executive Officer’s Scorecard LTI awards may vest at the end of the Performance Period. Scorecard LTI are settled in cash based the number of units vested and the 20 trading-day average closing price of our CUFS at the end of the Performance Period.

A more in-depth discussion regarding our LTI Plans and the awards issued thereunder will be provided in our remuneration report, which will be separately issued to shareholders in July 2017.

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

James Hardie 2017 Annual Report on Form 20-F	35

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

In addition, all LTI grants made to Messrs Gries and Fisher were subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure.

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

As of 31 March 2017, all Senior Executive Officers have achieved the minimum share accumulation threshold.

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

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2017. There are no loans outstanding to Senior Executive Officers.

James Hardie 2017 Annual Report on Form 20-F	36

Employment and Severance Arrangements

During fiscal year 2017, we maintained employment agreements with each of Messrs Gries, Marsh and Fisher. Mr Fisher resigned from his employment on 3 April 2017, and as a result, his employment agreement is no longer in effect. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Louis Gries

Below is a summary of the key terms of Mr Gries’ current employment agreement:

•	Executive Employment Agreement renewed effective as of 14 October 2010 providing for service as Chief Executive Officer.
•	Mr Gries is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.
•	Base salary at an initial annual rate of US$950,000, subject to annual review and approval by the Remuneration Committee.
•	Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) retirement; (iv) termination by the Company without cause or by Mr Gries with good reason; or (v) termination by Mr Gries without good reason.
•	In the event that Mr Gries’ employment is terminated by the Company for any reason other than for cause, or if Mr Gries voluntarily terminates his employment for good reason, the Company shall pay to Mr Gries, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination: (i) an amount equal to 150% of his then current base salary; (ii) an amount equal to 150% of his average annual STI bonus actually paid, calculated based on the three full fiscal years immediately preceding the year of termination; (iii) his prorated bonus; (iv) no pro rata forfeiture of his unvested RSUs/Scorecard LTI grants – these will vest in accordance with the terms and timing of the specific grants; and (v) continuation of health and medical benefits at the Company’s expense for the duration of the consultation agreement referenced below, provided that Mr Gries signs the Company’s release of claims without revocation and has been and continues to remain in compliance with his confidentiality and noncompetition obligations as set forth in this agreement.
•	In the event of Mr Gries’ retirement after the age of 65, or prior to age 65 with the approval of the Board, his then unvested RSUs and awards will not be forfeited and will be held through the applicable testing periods.
•

In the event that Mr Gries’ employment is terminated for any reason other than by the Company for cause or due to his death, in addition to any severance payment he may be entitled to as set forth above, the Company and Mr Gries each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Gries adheres to

James Hardie 2017 Annual Report on Form 20-F	37

certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Gries will receive his annual target STI bonus and annual base salary in exchange for his consulting services and non-compete.

Employment Agreement with Matt Marsh

Below is a summary of the key terms of Mr Marsh’s current employment agreement:

•	Effective 15 May 2016, the Company entered into an employment agreement with Mr Marsh (the “Marsh Agreement”), which has an initial term of three years and automatic one year renewals thereafter unless either Mr Marsh or the Company notifies the other party at least 90 days before the expiration date that the Marsh Agreement is not to be renewed. In the event that the Company is the party that determines not to renew, such non-renewal shall be treated as a termination without “Cause” (as defined in the Marsh Agreement) and subject to the termination without “Cause” provisions of the Marsh Agreement.
•	The Marsh Agreement provides for a base salary of not less than US$560,000, or such greater amount as may be established by the Remuneration Committee, for Mr Marsh. The base salary shall be reviewed annually for increase in the discretion of the Remuneration Committee. Additionally, Mr Marsh shall be eligible for an annual STI award with payout opportunities that are commensurate with his position and duties, with a minimum target annual STI award opportunity of not less than 70% of this the current base salary. Mr Marsh shall also be eligible to participate in our annual LTI plan on terms commensurate with his position and duties, with a minimum annual target LTI award opportunity of not less than US$1,200,000.
•	Mr Marsh shall be eligible for participation in our employee benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•

The Marsh Agreement contains provisions concerning the consequences of termination of employment under specified circumstances, including: (i) termination by the Company for Cause; (ii) termination by reason of death or disability; (iii) termination by the Company without Cause or by Mr Marsh with “Good Reason” (as defined in the Marsh Agreement); or (iv) termination by Mr Marsh without Good Reason. In particular, in the event the Company terminates Mr Marsh without Cause or Mr Marsh voluntarily terminates for Good Reason, Mr Marsh shall be entitled to: (i) a lump-sum amount equal to his unpaid base salary through and including the date of termination, as well as accrued, unused vacation pay and unreimbursed business expenses; (ii) a payment for any earned but unpaid annual incentive award for a completed calendar year prior to the date of termination; (iii) salary continuation for the two year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (A) two times the base salary plus (B) one times the annual incentive award opportunity, as then in effect; (iv) an amount, if any, with respect to the annual incentive award opportunity for the year in which such termination of employment occurs, as determined under the terms and conditions of the Company’s annual incentive program(s); (v) all outstanding equity awards will remain subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); (vi) monthly payments for a period of 18 months equal to the premium Mr Marsh would be required to pay for COBRA continuation

James Hardie 2017 Annual Report on Form 20-F	38

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

Prior Employment Agreement with Mark Fisher

Prior to his resignation on 3 April 2017, we were a party to an employment agreement with Mr Fisher, which was effective as of 31 March 2006. Below is a summary of the key terms of Mr Fisher’s prior employment agreement:

•	Mr Fisher is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•	Base salary subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) termination by the Company without cause or by Mr Fisher with good reason; or (iv) termination by Mr Fisher without good reason.
•	In the event that Mr Fisher’s employment was terminated by the Company for any reason other than for cause or due to his death or if Mr Fisher voluntarily terminates his employment for good reason, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination, the Company and Mr Fisher each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Fisher adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Fisher will receive his annual base salary as of the termination date for each year in exchange for his consulting services and non-compete.

James Hardie 2017 Annual Report on Form 20-F	39

Remuneration Paid to Senior Executive Officers

Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2017 and 2016 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		TOTAL
Name	Base Pay[2]	STI Award[3]	Other Benefits[4]	401(k)	Ongoing Vesting[5]	Mark-to Market[6]
L Gries[1]
Fiscal Year 2017	979,269	1,061,625	117,701	15,900	6,164,203	1,678,876	10,017,574
Fiscal Year 2016	950,000	2,424,875	134,174	15,919	6,283,244	1,228,260	11,036,472

M Marsh
Fiscal Year 2017	569,231	370,048	77,579	16,454	1,339,162	241,857	2,614,331
Fiscal Year 2016	513,846	637,104	49,233	16,177	965,366	67,910	2,249,636

M Fisher
Fiscal Year 2017	526,231	276,246	41,030	8,977	848,150	198,944	1,899,578
Fiscal Year 2016	496,923	597,600	36,657	16,038	753,040	126,265	2,026,523

S Gadd
Fiscal Year 2017	421,231	227,174	34,429	16,011	913,691	178,409	1,790,945
Fiscal Year 2016	396,923	493,776	56,836	16,038	604,505	61,017	1,629,095

J Blasko
Fiscal Year 2017	412,885	229,392	71,357	16,246	610,218	140,177	1,480,275
Fiscal Year 2016	373,846	454,176	56,987	16,177	485,451	88,935	1,475,572
TOTAL
Fiscal Year 2017	2,908,847	2,164,485	342,096	73,588	9,875,424	2,438,263	17,802,703
Fiscal Year 2016	2,731,538	4,607,531	333,887	80,349	9,091,606	1,572,387	18,417,298

1	L Gries base pay includes US$189,005 and US$170,184 in fiscal years 2017 and 2016, respectively, which is allocated for tax purposes to his services on the Company’s Board.

2	Base pay for FY2017 includes salary paid to Senior Executive Officers for the 27 bi-weekly paychecks received during FY2017 as compared to 26 bi-weekly paychecks as is typically standard in most fiscal years. This additional bi-weekly pay period was a function of the number of bi-weekly pay dates during FY2017 only and does not represent an increase in the base salary rate for Senior Executive Officers.

3	For further details on STI awards paid for fiscal years 2017 and 2016, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2017 and paid in June 2016, for fiscal years 2017 and 2016, respectively.

4	Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.

5

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

James Hardie 2017 Annual Report on Form 20-F	40

amount excludes the equity award expense in fiscal years 2017 and 2016 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

6	The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting solely from changes in the US dollar share price during fiscal years 2017 and 2016. During fiscal year 2017, there was a 14.9% appreciation in our share price from US$13.68 to US$15.72, as a result of changes in the AUD/USD exchange rate. During fiscal year 2016, there was a 17.4% appreciation in our share price from US$11.65 to US$13.68.

Remuneration for Non-executive Directors

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2014 AGM approved the current maximum aggregate base and committee fee pool of US$2.3 million per annum. No additional Board fees are paid to executive directors.

Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairman (and had been paid to the Deputy Chairman prior to his retirement), as well as for attendance at ad-hoc sub-committee meetings.

During fiscal year 2017, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities and workload requirements. The Remuneration Committee recommended an increase in the non-executive director base fee for calendar year 2017 and the fee increase was effective from the start of the calendar year. The annual fee adjustment when calculated on a fiscal year basis equates to a 2.6% increase in base fee.

Position	Fiscal Year 2017 (US$)	Fiscal Year 2018 (US$)
Chairman	404,066	408,984
Board member	189,006	193,924
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000

1	Fee is payable in respect of each ad-hoc Board sub-committee attended.

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

James Hardie 2017 Annual Report on Form 20-F	41

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

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate a minimum of 1.5 times (and two times for the Chairman) the non-executive director base fee in shares of the Company’s common stock (either personally, in the name of their spouse, or through a personal superannuation or pension plan). The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2017 and 2016

The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2017 and 2016:

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2017	410,065	-	28,142	438,207
Fiscal Year 2016	473,984	96,047	16,740	586,771

D McGauchie
Fiscal Year 2017	151,610	-	21,882	173,492
Fiscal Year 2016	232,922	-	15,741	248,663

B Anderson
Fiscal Year 2017	215,005	-	8,906	223,911
Fiscal Year 2016	244,935	72,605	-	317,540

D Harrison
Fiscal Year 2017	209,005	-	10,324	219,329
Fiscal Year 2016	238,934	49,308	7,307	295,549

A Littley
Fiscal Year 2017	195,005	-	16,030	211,035
Fiscal Year 2016	179,184	-	-	179,184

James Hardie 2017 Annual Report on Form 20-F	42

Total Remuneration for Non-Executive Directors (continued)

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL

J Osborne
Fiscal Year 2017	201,005	-	-	201,005
Fiscal Year 2016	179,184	-	-	179,184

R Van Der Meer
Fiscal Year 2017	209,005	-	1,531	210,536
Fiscal Year 2016	188,847	-	-	188,847

R Chenu[4]
Fiscal Year 2017	195,005	-	4,390	199,395
Fiscal Year 2016	170,184	-	-	170,184

A Gisle Joosen
Fiscal Year 2017	189,005	-	1,406	190,411
Fiscal Year 2016	173,184	-	-	173,184
Total Compensation for Non-Executive Directors
Fiscal Year 2017	1,974,710	-	92,611	2,067,321
Fiscal Year 2016	2,081,358	217,960	39,788	2,339,106

1	Amount includes base, Chairman, Deputy Chairman, Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2	Amount relates to a one-off payment to partially compensate non-executive directors who have received a reduction in net compensation following the Company’s re-domicile from the Netherlands to Ireland. The impact of the re-domicile meant that US based non-executive directors incurred an increased income tax burden since the Irish tax rate is significantly higher than the US tax rate.

3	Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company and Company product received in accordance with the Policy on Products for Friends and Family. In addition to these costs, travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland which are paid or reimbursed by the Company have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes. The aggregate cost to the Company, including income taxes, for these costs in fiscal year 2016 was US$282,789. Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

4	In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

James Hardie 2017 Annual Report on Form 20-F	43

Director Remuneration for the years ended 31 March 2017 and 2016

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2017	2016
Managerial Services[1]	$9,828,569	$10,866,287
Director Services[2]	2,256,327	2,792,080

	$12,084,896	$13,658,367

1	Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for L Gries.

2	Includes compensation for all non-executive directors, which includes base, Chairman, former Deputy Chairman, Committee Chairman and cost of non-employee directors’ fiscal compliance in Ireland, and Company product received in accordance with the employee program as well as other costs connected with Board-related events paid for by the Company. It includes travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland paid or reimbursed by the Company which have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes and a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2017 and 2016. New Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

Share Ownership

As of 30 April 2017 and 30 April 2016, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2017	CUFS at 30 April 2016	RSUs at 30 April 2017	RSUs at 30 April 2016
L Gries	404,038	454,334	1,453,105	1,960,484
M Marsh	59,557	-	318,980	316,103
M Fisher	78,698	91,767	106,973	264,847
J Blasko	32,803	18,917	144,379	149,327
S Gadd	36,407	-	228,034	216,193

James Hardie 2017 Annual Report on Form 20-F	44

As of 30 April 2017 and 30 April 2016, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2017	CUFS at 30 April 2016
M Hammes [1]	44,109	44,109
D McGauchie [2]	8,372	8,372
B Anderson [3]	18,920	18,920
R Chenu	105,518	93,712
A Gisle Joosen	2,480	1,000
D Harrison [4]	19,259	19,259
A Littley [5]	2,045	2,045
J Osborne [6]	22,551	11,951
R van der Meer	17,290	17,290

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	Resigned from the Board on 11 August 2016.

3	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

4	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.

5	2,045 CUFS held as ADSs in the name of Ms Littley.

6	2,551 CUFS held in the name of Mr Osborne and 20,000 CUFS held in the name of Aurum Nominees Limited and held on behalf of Mr Osborne as beneficial owner.

Based on 440,859,888 shares of common stock outstanding at 30 April 2017 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2017 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2017, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

Stock-Based Compensation Arrangements

At 31 March 2017, we had the following equity award plans:

•	the LTIP; and
•	the 2001 Plan.

James Hardie 2017 Annual Report on Form 20-F	45

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

As of 31 March 2017, there were 2,720,664 RSUs outstanding under the LTIP, divided as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
TSR	September 2014	459,317	-	438,766
ROCE	September 2014	403,716	-	386,082
TSR	September 2015	579,262	-	555,776
ROCE	September 2015	503,944	-	483,512
TSR	September 2016	456,819	-	452,681
ROCE	September 2016	407,539	-	403,847
Total Outstanding				2,720,664

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

James Hardie 2017 Annual Report on Form 20-F	46

As of 31 March 2017, there were 1,432,622 Scorecard LTI units outstanding under the LTIP, divided as follows:

Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
Scorecard	September 2014	454,179	-	434,341
Scorecard	September 2015	566,936	-	543,950
Scorecard	September 2016	458,484	-	454,331
Total Outstanding				1,432,622

For additional information regarding the LTIP and award grants made thereunder, see Note 15 to our consolidated financial statements.

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

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. All of the outstanding options and RSUs granted under the 2001 Plan vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date, with the exception of the 21 February 2017 grant which cliff vests on the third anniversary of the grant date.

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

James Hardie 2017 Annual Report on Form 20-F	47

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

The 2001 Plan also permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits.

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

Options—Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2017, there were 48,896 options outstanding under the 2001 Plan, as follows:

Options
Grant Date	Granted	Outstanding as of 31 March 2017
December 2007	5,031,310	48,896
Total Outstanding		48,896

James Hardie 2017 Annual Report on Form 20-F	48

RSUs—Since fiscal year 2009, the Company has issued restricted stock units under the 2001 plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 315,636, 327,354, and 329,192 restricted stock units under the 2001 Plan in the years ended 31 March 2017, 2016 and 2015, respectively. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2017, there were 619,581 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
December 2014	329,192	149,768	118,911
December 2015	327,354	79,336	197,064
December 2016	297,388	-	285,358
February 2017	18,248	-	18,248
Total Outstanding			619,581

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 15 to our consolidated financial statements.

James Hardie 2017 Annual Report on Form 20-F	49

CORPORATE GOVERNANCE REPORT

Corporate Governance Statement

The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies and other stakeholders. The Board follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, Board committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long-term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.

During fiscal year 2017, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 12 May 2017.

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

ASX Principles

Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2017 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.

NYSE Standards

As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2017, except as otherwise noted below:

•	Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely

James Hardie 2017 Annual Report on Form 20-F	50

of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated.

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

The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2017.

Discussion of Corporate Governance Framework and Practices

The following discussion of the Company’s corporate governance framework and practices incorporates the disclosures required by the ASX Principles, and generally follows the order of the ASX Principles.

Principle 1: Lay Solid Foundations for Management and Oversight

The Role of the Board and Management

The principal role of the Board is to promote and protect shareholder value by providing strategic guidance to management and overseeing management’s implementation of the Company’s strategic goals and objectives. On an annual basis, the Board reviews the Company’s strategic priorities with management, including the Company’s business plan, and leads discussions on execution strategy, including budgetary considerations, to ensure that the Company has the appropriate resources to deliver the agreed strategy. The Board also monitors management, operational and financial performance against the Company’s goals on an ongoing basis throughout the year. To enable it to do this, the Board receives operational and financial updates at every scheduled Board meeting.

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

In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s

James Hardie 2017 Annual Report on Form 20-F	51

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

James Hardie 2017 Annual Report on Form 20-F	52

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

James Hardie 2017 Annual Report on Form 20-F	53

The following table provides the composition of each standing Board committee during fiscal year 2017, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4	●	4	4	●	5	5	●	4	4
D McGauchie	1	1							●	1	1
B Anderson	4	4	C	4	4	●	5	5
R Chenu	4	4				●	5	5	●	4	4
D Harrison	4	4	●	4	4	C	5	5
A Gisle Joosen	4	4	●	4	4
A Littley	4	4	●	4	4	●	5	5
J Osborne	4	4							●	4	4
R Van Der Meer	4	4							C	4	4

●	Board Committee member
C	Board Committee chair
H	Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A	Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.

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

Agreements with Directors and Senior Executives

Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s remuneration information contained in “Section 1 – Remuneration.”

James Hardie 2017 Annual Report on Form 20-F	54

Management Performance Evaluations

On an annual basis, the Remuneration Committee, and subsequently the Board review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2017 were conducted in accordance with the process outlined above in April and May 2017. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration” of this Annual Report and will be included in our separate remuneration report which will be issued to our shareholders in July 2017.

Board Performance Evaluation

The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2017, the process, which was undertaken in February and March 2017, involved the completion of a purpose-designed survey by each director and a private discussion between the Chairman and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

Further, during fiscal year 2017, the Chairman of the Nominating and Governance Committee discussed with the Board, the Chairman’s performance and contribution to the effectiveness of the Board.

Workplace Diversity

The Company believes that a skilled and diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes, and life experiences, along with the unique strengths of each employee, contribute to the business performance of the Company.

The Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports certain of our core organizational values, including Operating with Respect and Building Organizational Advantage. The Workplace Diversity Policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

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

James Hardie 2017 Annual Report on Form 20-F	55

Details of diversity composition across various levels of the organization at the end of fiscal year 2017 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	22% (2 of 9)	33% (3 of 9)
US BUSINESS [2]
Senior leadership positions[3]	12% (18 of 148)	28% (41 of 148)
All management positions	15% (59 of 399)	32% (129 of 399)
Total workforce	11% (310 of 2,793)	38% (1,048 of 2,793)
NON-US BUSINESSES [4]
Senior leadership positions[3]	13% (4 of 32)
All management positions	22% (29 of 131)
Total workforce	18% (184 of 1,031)

1	Includes gender and race diversity characteristics for the Board.
2	Includes US employees with diversity characteristics including gender, race or national origin.
3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.
4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.

The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and
•	women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2017, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2017 and the fiscal year 2018 plans.

Objectives	FY17 Actions and Outcomes	FY18 Plans
To promote a culture of diversity (which includes gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds)

 •  All global employees were registered for and completed Code of Conduct and Business Ethics training by the end of FY17.

 •  The Global Management Team, former North American Management Team and Human Resources Management Team met for two full days to analyze and evaluate HR-related data and develop an action plan to improve the JH work environment.

 •  Values reset – A training and Global Management Team-led effort was implemented to explain Company values to employees, including a module focused on Operating with Respect.

 •  A 90 minute face-to-face facilitated session on our code of conduct, focusing on our core values, was created for roll out across APAC manufacturing.

 •  Pilot launch of a cultural assessment in Q1FY18 with select departments as we continually drive to enhance the work environment, with a company-wide rollout later in FY18.

 •  Values training rolled out across North America at end of FY17 and will be rolled out internationally during the first half of FY18.

James Hardie 2017 Annual Report on Form 20-F	56

Objectives	FY17 Actions and Outcomes	FY18 Plans
To ensure that recruitment and selection processes are based on merit

 •  6 individuals graduated from the Engineering Development Program (EDP), 33% of whom were women.

 •  MBA Leadership Program recruiting, targeted to bring future general management talent into the organization, has resulted in 26 hires since its inception in 2011, 15% of whom were female and 65% of whom had other diversity characteristics. MBA Leadership Program recruiting hired 6 individuals in FY17, all of whom had diversity characteristics.

 •  Of the total hires from January 2016 to January 2017 in the US, 13% of new employees were female and of these new female employees, 18% were hired into management roles.

 •  Recruitment for management roles continues to be a focus for FY18.

 •  We plan to continue the EDP program and maintain or enhance the diversity characteristics of the program participants.

 •  Engagement with external recruitment firms to ensure a greater percentage of diverse, qualified applicants.

To provide talent management and development opportunities which provide equal opportunities for all current employees

 •  During Calendar Year 2016 (“CY16”), 224 new roles and internal promotions were offered. Of these, 61 were female (27%); 47 were non-Caucasian (21%). 12 of the 61 (20%) were both female and non-Caucasian.

 •  In April 2016, a second group of high potential employees went through our senior management development program (Blue Line), 11% of whom were female and 21% of whom were non-Caucasian.

 •  The Asia Pacific Leadership development program for high potentials in 2016 included 20% females and the program for 2017 includes 23% females.

 •  24% of high potentials identified in Australia and New Zealand in 2016 are women, compared to the overall percentage of Women in Australia and New Zealand of 15%.

 •  Established Women in Sales at Hardie (WISH) to address challenges unique to women in sales. 36 women participated in the support group, which provided networking and development opportunities to the participants.

 •  Establishing a more robust talent assessment for use at all levels in the organization.

 •  Piloting a leadership program that would apply to employees at various levels of experience within the Company.

 •  Develop a women’s leadership program to assist in the development of high potential females within the Company.

James Hardie 2017 Annual Report on Form 20-F	57

Objectives	FY17 Actions and Outcomes	FY18 Plans
To reward and remunerate fairly

 •  Management conducted a review of California employees for disparate pay treatment. Overall, female employees in California were paid the equivalent or more than their male peers. In instances where they were paid lower, there was significantly less tenure, education or experience in a similar role.

 •  The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. In June 2016, WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act).

 •  Annually, management conducts an employee wage benchmarking study to ensure remunerations are aligned with the Company remuneration philosophy. In CY16, the study included all corporate and plant locations.

• Conducting hourly wage surveys and market studies to ensure employee compensation properly reflects each individual’s role and experience.
To provide flexible work practices	• Flexible working arrangements are discussed with each employee and individual arrangements are offered as job requirements permit.	• Initiating a review of paid time off plans and examining proposed changes in leave time policy.

Principle 2: Structure the Board to Add Value

Composition of the Board

The Board currently comprises eight non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

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

James Hardie 2017 Annual Report on Form 20-F	58

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

During fiscal year 2017, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Louis Gries, as CEO of the Company, and Russell Chenu, each of Michael Hammes, Brian Anderson, Andrea Gisle Joosen, David Harrison, Alison Littley, James Osborne and Rudolph van der Meer is independent. Mr Chenu is not considered independent, based upon the nature of his previous employment as CFO of the Company.

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

James Hardie 2017 Annual Report on Form 20-F	59

The Board believes that, notwithstanding the length of Mr Hammes’, Mr Anderson’s and Mr van der Meer’s tenure, they each remain independent in character and judgment and have not formed an association with management that could interfere with their ability to exercise independent judgment.

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

Key Board Skills and Experience

Executive Leadership	Board Experience	Succession Planning	Governance
Strategy	Financial Acumen	Corporate Finance	Risk Management
Global Experience	Health, Safety and Environmental	Human Resources and Executive Remuneration	Manufacturing
Market Experience

Information regarding Board diversity can be found in the “Workplace Diversity” section above.

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2017, as part of the review, the Nominating and Governance Committee noted that Mr Anderson serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as chairman of the Company’s Audit Committee.

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

Nominating and Governance Committee

The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;
•	overseeing the evaluation of the Board and senior management;
•	assessing the independence of each director;

James Hardie 2017 Annual Report on Form 20-F	60

•	reviewing the conduct of the AGM; and
•	performing a leadership role in shaping the Company’s corporate governance policies.

A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The current members of the Nominating and Governance Committee are Rudolf van der Meer (Chairman of the Nominating and Governance Committee), Russell Chenu, Michael Hammes, and James Osborne, the majority of whom are independent non-executive directors.

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

Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2017.

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

James Hardie 2017 Annual Report on Form 20-F	61

role as Chairman, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chairman, Mr Hammes also:

•	provides leadership to the Board;
•	chairs Board and shareholder meetings;
•	facilitates Board discussions;
•	monitors, evaluates and assesses the performance of the Board and Board committees; and
•	is a member of and attends meetings of all Board committees.

Remuneration

For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chairman) the base Board member fee in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee reviews the guidelines and non-executive directors’ share holdings on a periodic basis.

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

James Hardie 2017 Annual Report on Form 20-F	62

Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which the Company operates. The Company has adopted a Global Code of Business Conduct (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2017.

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

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman, directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

Insider Trading

All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading

James Hardie 2017 Annual Report on Form 20-F	63

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

Principle 4: Safeguard Integrity in Corporate Reporting

Audit Committee

The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•	reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk;
•	exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•	reviewing the Company’s compliance with legal and regulatory requirements; and
•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

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

The current members of the Audit Committee are Brian Anderson (Chairman of the Audit Committee), Michael Hammes, David Harrison, Andrea Gisle Joosen and Alison Littley, all of

James Hardie 2017 Annual Report on Form 20-F	64

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

Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:

•	the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and
•	this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

James Hardie 2017 Annual Report on Form 20-F	65

Principle 5: Make Timely and Balanced Disclosure

Continuous Disclosure and Market Communication

The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand the Company’s strategy and assess the quality of its management;
•	examine the Company’s financial position and the strength of its growth prospects; and
•	receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. Both the Audit Committee and Nominating and Governance Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2017. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

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

James Hardie 2017 Annual Report on Form 20-F	66

Annual General Meeting

The 2016 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2017 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chairman will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.

Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.

Further details regarding the 2017 AGM will be set out in the 2017 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.

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

James Hardie 2017 Annual Report on Form 20-F	67

The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. For additional information, see “Section 3 – Risk Factors” which outlines the significant factors that may adversely affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages certain of these risks.

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

Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2017. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2017, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2017. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.

Risk Management Committee

The Company maintains a management level risk committee that focuses on operation-related risks and corporate-related risks (the “Risk Management Committee”). The Risk Management Committee comprises a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their area of responsibility. The Risk Management Committee is coordinated by Internal Audit and the General Counsel. The Vice President of Internal Audit and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.

James Hardie 2017 Annual Report on Form 20-F	68

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

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•	engagement with members of the Risk Management Committee, at least quarterly, to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•	quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committee’s assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;
•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•	an internal audit department with a direct reporting line to the Chairman of the Audit Committee;
•	regular monitoring of the liquidity and status of the Company’s finance facilities;
•	maintaining an appropriate global insurance program;
•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and
•	implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

Limitations of Control Systems

Due to the inherent limitations in all control systems and the fact that there are resource constraints in the design of any control system, management does not expect that the Company’s

James Hardie 2017 Annual Report on Form 20-F	69

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

The current members of the Remuneration Committee are David Harrison (Chairman of the Remuneration Committee), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, the majority of whom are independent non-executive directors.

A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2017 will be disclosed in our separate remuneration report which will be made available to our shareholders in connection with the 2017 AGM.

James Hardie 2017 Annual Report on Form 20-F	70

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

Examples of forward-looking statements include:

•	statements about the Company’s future performance;
•	projections of the Company’s results of operations or financial condition;
•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•	statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•	statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels

James Hardie 2017 Annual Report on Form 20-F	71

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

James Hardie 2017 Annual Report on Form 20-F	72

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

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements in Section 2 for further information on our segments.

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

James Hardie 2017 Annual Report on Form 20-F	73

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

James Hardie 2017 Annual Report on Form 20-F	74

effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2017 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).

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

James Hardie 2017 Annual Report on Form 20-F	75

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

Accounting for Income Tax

We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2017. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

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

James Hardie 2017 Annual Report on Form 20-F	76

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

During the years ended 31 March 2017, 2016 and 2015, the Company recorded US$0.5 million, US$3.5 million and US$3.7 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

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

James Hardie 2017 Annual Report on Form 20-F	77

Operating Results

Year ended 31 March 2017 compared to year ended 31 March 2016

Operating results for the consolidated group were as follows:

US$ Millions	FY17	FY16	Change %
Net sales	$1,921.6	$1,728.2	11
Cost of goods sold	(1,246.9)	(1,096.0)	(14)
Gross profit	674.7	632.2	7

Selling, general and administrative expenses	(291.6)	(254.2)	(15)
Research and development expenses	(30.3)	(29.5)	(3)
Asbestos adjustments	40.4	5.5
Operating income	393.2	354.0	11

Net interest expense	(27.5)	(25.6)	(7)
Other income	1.3	2.1	(38)
Income before income taxes	367.0	330.5	11
Income tax expense	(90.5)	(86.1)	(5)
Net income	$276.5	$244.4	13

Total net sales of US$1,921.6 million for fiscal year 2017 increased 11% from fiscal year 2016. Net sales were favorably impacted by higher sales volumes in the North America Fiber Cement segment and higher sales volumes and a higher average net sales price in the International Fiber Cement segment.

Gross profit of US$674.7 million for fiscal year 2017 was 7% higher than fiscal year 2016. Our gross profit margin of 35.1% was 1.5 percentage points lower than fiscal year 2016.

SG&A expenses for fiscal year 2017 increased 15% to US$291.6 million. The increase primarily reflects increased investment in headcount and market development programs.

R&D expenses increased 3% for fiscal year 2017 when compared to fiscal year 2016 primarily due to an increase in the number of R&D projects being undertaken by the R&D team.

Asbestos adjustments for fiscal year 2017 were favorable compared to fiscal year 2016. The primary driver being a US$38.6 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report and the US$1.8 million favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates.

Other income reflects gains and losses on interest rate swaps and unrealized foreign exchange gains and losses. Fiscal year 2016 results also include the gain on sale of the Australian pipes business, which was sold in the first quarter of fiscal year 2016.

Net income increased from US$244.4 million in fiscal year 2016 to US$276.5 million in fiscal year 2017, primarily due to an increase in the underlying performance of the operating business units and the favorable movement of asbestos adjustments, partially offset by an increase in SG&A expenses.

James Hardie 2017 Annual Report on Form 20-F	78

North America Fiber Cement Segment Results

Operating results for the North America Fiber Cement segment were as follows:

	FY17	FY16	Change %
Volume (mmsf)	2,215.4	1,969.2	13%
Average net sales price per unit (per msf)	US$665	US$669	(1%)

Net sales (US$ millions)	1,493.4	1,335.0	12%
Gross profit			3%
Gross margin (%)			(3.1 pts)
Operating income (US$ millions)	343.9	352.2	(2%)
Operating income margin (%)	23.0	26.4	(3.4 pts)

Net sales for fiscal year 2017 were favorably impacted by higher volumes, partially offset by a slightly lower average net sales price. The increase in our sales volume in fiscal year 2017, compared to fiscal year 2016, was driven by growth in both the repair and remodel and new construction markets and continued improvement in our commercial execution resulting in improved market penetration.

For fiscal year 2017, average net sales price decreased slightly as a result of maintaining current strategic pricing levels and the ongoing execution of our tactical pricing strategies.

We note that there are a number of data sources that measure US housing market growth, most of which have reported mid to high single-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal year 2017 results, only the US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2017 were 791,100, or 6% above the year ended 31 March 2016.

While we have provided US Census Bureau data above, we note that this data can be different than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for fiscal year 2017 can be attributed to the following components:

Lower average net sales price	(0.5 pts)
Higher start up costs	(0.9 pts)
Higher production costs	(1.7 pts)

Total percentage point change in gross margin	(3.1 pts)

James Hardie 2017 Annual Report on Form 20-F	79

Gross margin decreased 3.1 percentage points compared to fiscal year 2016 primarily as result of higher production and startup costs. The higher production costs resulted from unfavorable plant performance and higher freight costs. Plant performance was unfavorable as a result of elevated spend and production inefficiencies. The higher startup costs were due to the acceleration of certain capacity projects, combined with inefficient startup programs.

The increase in SG&A expense for fiscal year 2017, compared to fiscal year 2016, was driven by an increase in our headcount in an effort to build and align organizational capability with our anticipated growth, as well as, increased spending on our market development programs. As a percentage of sales, SG&A increased 0.4 percentage points in fiscal year 2017 compared to fiscal year 2016.

Operating income for fiscal year 2017 decreased 2% compared to fiscal year 2016, driven by a 15% increase in SG&A, offset by a 3% increase in gross profit.

Operating income margin for fiscal year 2017 decreased 3.4 percentage points to 23.0% when compared to fiscal year 2016, driven primarily by the increase in production costs, as described above.

International Fiber Cement Segment Results

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY17	FY16	Change %
Volume (mmsf)	487.2	480.9	1%
Volume (mmsf) excluding the Australian Pipes business	487.2	471.1	3%
Average net sales price per unit (per msf)	US$775	US$729	6%
Average net sales price per unit excluding the Australian Pipes business (per msf)	US$775	US$734	6%
Net sales (US$ millions)	411.8	379.4	9%
US$ Gross profit			21%
US$ Gross margin (%)			3.9 pts
Operating income (US$ millions)	95.1	77.9	22%
New Zealand weathertightness claims (US$ millions)	–	(0.5)
Operating income excluding NZ weathertightness claims (US$ millions)	95.1	78.4	21%
US$ Operating income margin (%)	23.1	20.5	2.6 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	23.1	20.7	2.4 pts

Volume for fiscal year 2017 increased 1% compared to fiscal year 2016, primarily driven by volume growth in our Australian, New Zealand and European businesses, partially offset by the

James Hardie 2017 Annual Report on Form 20-F	80

sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016 and lower volumes in the Philippines. Excluding the Australian Pipes business, volume increased 3%, attributable to higher volumes in Australia, New Zealand and Europe, partially offset by lower volume in the Philippines due to the penetration of competitor imports within the Philippines market.

Net sales for fiscal year 2017 increased 9% compared to fiscal year 2016, and increased 10% excluding Australian Pipes. The increase in net sales excluding Australian Pipes was primarily driven by the Australian and New Zealand businesses which had a higher average net sales price along with higher volumes. Average net sales price in US dollars was primarily driven by favorable product and geographic mix, and the effects of our annual price increase across the businesses.

The change in gross margin for fiscal year 2017 can be attributed to the following components:

Higher average net sales price and mix	1.7 pts
Lower production costs	2.2 pts

Total percentage point change in gross margin	3.9 pts

Production costs for the segment were favorable primarily due to the lack of Carole Park start-up costs in fiscal year 2017 compared to fiscal year 2016 and favorable plant performance, partially offset by higher freight and fixed costs.

Operating income for fiscal year 2017 increased 22% to US$95.1 million compared to fiscal year 2016 due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A was driven by an increase in headcount in an effort to build and align organizational capability with anticipated demand growth, as well as, increased spending on our market development programs.

Country Analysis

Australia

Net sales for fiscal year 2017 increased from fiscal year 2016 primarily due to higher average net sales price and increased volume. The key drivers of net sales growth were favorable conditions in our addressable markets and market penetration, combined with the favorable impact of our price increase and favorable product mix.

For fiscal year 2017, production costs were lower compared to fiscal year 2016, driven by lower start-up costs in fiscal year 2017 compared to fiscal year 2016 associated with our new Carole Park sheet machine, favorable plant performance and lower input costs, partially offset by higher freight and fixed costs.

Operating income for fiscal year 2017 increased 31% compared to fiscal year 2016, driven by improved gross profit, partially offset by higher SG&A expenses related to marketing and employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 115,838 for the year ended 31 March 2017,

James Hardie 2017 Annual Report on Form 20-F	81

a decrease of 3% compared to fiscal year 2016. The other key driver of our sales volume is the alterations and additions market, which increased 4% for the 12 months ended 31 March 2017, compared to fiscal year 2016.

New Zealand

Net sales for fiscal year 2017 increased from fiscal year 2016 primarily due to a higher average net sales price due to our price increase and higher sales volumes from addressable markets. Operating income for the fiscal year 2017 increased compared to fiscal year 2016 driven by improved net sales.

Philippines

Volume for fiscal year 2017 decreased 9% compared to fiscal year 2016. While recent periods have shown an increase in volume, the change in the overall competitive landscape is expected to remain for some time. Operating income for fiscal year 2017 was lower compared to fiscal year 2016 due to lower sales volume driven by the entrance of competitor imports, combined with higher SG&A expenses related to marketing and employment costs, partially offset by favorable plant performance.

Europe

For fiscal year 2017, volume and operating income increased when compared to fiscal year 2016.

Other Businesses Segment Results

US$ Millions	FY17	FY16	Change %
Net Sales	$16.4	$13.8	19%
Gross profit			47%
Gross profit margin (%)			11.9 pts
Operating loss	$(6.7)	$(8.6)	22%

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. Operating loss for fiscal year 2017 improved 22%, to an operating loss of US$6.7 million compared to fiscal year 2016, driven by increased sales volume, favorable product mix, favorable plant performance and lower SG&A expenses.

James Hardie 2017 Annual Report on Form 20-F	82

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment

US$ Millions	FY17	FY16	Change %
Segment R&D expenses	$(22.6)	$(21.7)	(4)
Segment R&D SG&A expenses	(2.9)	(2.2)	(32)
Total R&D operating loss	$(25.5)	$(23.9)	(7)

The change in segment R&D expenses for fiscal year 2017 compared to fiscal year 2016 is a result of the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$7.7 million for fiscal year 2017 compared to US$7.8 million for fiscal year 2016.

General Corporate

Results for General Corporate for fiscal years 2017 and 2016 were as follows:

US$ Millions	FY17	FY16	Change %
General Corporate SG&A expenses	$(52.5)	$(47.4)	(11)
Asbestos:
Asbestos Adjustments	40.4	5.5
AICF SG&A Expenses[1]	(1.5)	(1.7)	12
General Corporate operating loss	$(13.6)	$(43.6)	69

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

For fiscal year 2017, General Corporate SG&A expenses increased US$5.1 million, primarily due to higher employee costs and higher discretionary spending, partially offset by favorable movements in recognized foreign exchange gains.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheets in US dollars at the reporting date for each respective period.

James Hardie 2017 Annual Report on Form 20-F	83

The AUD/USD spot exchange rates are shown in the table below:

FY17		FY16
31 March 2016	0.7657	31 March 2015	0.7636
31 March 2017	0.7644	31 March 2016	0.7657
Change ($)	(0.0013)	Change ($)	0.0021
Change (%)	-	Change (%)	-

For fiscal years 2017 and 2016, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY17	FY16
Change in actuarial estimates	$38.6	$8.1
Effect of foreign exchange rate movements	1.8	(2.6)
Asbestos adjustments	$40.4	$5.5

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.386 billion at 31 March 2017 from A$1.434 billion at 31 March 2016. The change in the undiscounted and uninflated central estimate of A$48.0 million, or 3%, is primarily due to lower average claims sizes and lower average defense legal cost assumptions for most disease types and a reduction in the assumed number of large mesothelioma claims. This was partially offset by lower future insurance recoveries as a result of a commutation agreement entered into by AICF during fiscal year 2017, in which cash of A$105.0 million was received in exchange for the discharge of certain insurance receivables.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Asbestos gross cashflow expenditure of A$125.0 million for fiscal year 2017 were lower than the actuarial expectation of A$168.0 million, primarily as a result of favorable average claim settlement sizes, together with the favorable large claims experience in the year.

James Hardie 2017 Annual Report on Form 20-F	84

Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY17	FY16	Change %
Claims received	557	577	3
Actuarial estimate for the period	625	658	5
Difference in claims received to actuarial estimate	68	81	(16)

Average claim settlement[1] (A$)	224,000	248,000	10
Actuarial estimate for the period[2] (A$)	327,000	302,000	(8)
Difference in claims paid to actuarial estimate (A$)	103,000	54,000	91

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2017, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2017 were 11% below actuarial estimates;

•	Claims received during fiscal year 2017 were 3% lower than fiscal year 2016;

•	Mesothelioma claims reported for fiscal year 2017 were 7% below actuarial expectations and were 6% below fiscal year 2016;

•	The average claim settlement for fiscal year 2017 was lower by 31% versus actuarial estimates;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2017; and

•	The decrease in average claim settlement for fiscal year 2017 versus actuarial estimates was largely attributable to lower average claim sizes for non-large mesothelioma claims together with a lower number of large mesothelioma claims being settled compared to fiscal year 2016.

Net interest expense

Gross interest expense for fiscal year 2017 increased US$1.9 million when compared to fiscal year 2016, primarily due to the higher outstanding balance of our senior unsecured notes, partially offset by a reduction in the total cost of funding charged under our unsecured revolving credit facility in fiscal year 2017 when compared to the percentage charged under the bilateral credit facilities in fiscal year 2016. For fiscal year 2017, net AICF interest expense increased by US$0.8 million when compared to fiscal year 2016, due to an increase in the average balance of AICF’s borrowing under its loan facility with the New South Wales Government.

James Hardie 2017 Annual Report on Form 20-F	85

Other income

For fiscal year 2017, other income decreased from US$2.1 million in fiscal year 2016 to US$1.3 million. The US$0.8 million unfavorable change in other income compared to fiscal year 2016 is primarily due to the non-recurring US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal 2016 and the unfavorable movement of US$1.0 million in our net foreign exchange forward contracts, partially offset by a favorable movement of US$1.9 million in our interest rate swaps.

Income tax expense

Total income tax expense for fiscal year 2017 increased by US$4.4 million compared to fiscal year 2016. The increase was primarily due to a favorable movement in asbestos adjustments, partially offset by a decrease in the effective tax rate. The decrease in the effective tax rate was driven by a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 14 of our consolidated financial statements for further information related to income tax.

Net income

Net income increased from US$244.4 million in fiscal year 2016 to US$276.5 million in fiscal year 2017.

Year ended 31 March 2016 compared to year ended 31 March 2015

Operating results for the consolidated group were as follows:

US$ Millions	FY16	FY15	Change %
Net sales	$1,728.2	$1,656.9	4
Cost of goods sold	(1,096.0)	(1,078.1)	(2)
Gross profit	632.2	578.8	9

Selling, general and administrative expenses	(254.2)	(245.5)	(4)
Research and development expenses	(29.5)	(31.7)	7
Asbestos adjustments	5.5	33.4	(84)
Operating income	354.0	335.0	6

Net interest expense	(25.6)	(7.5)
Other income (expense)	2.1	(4.9)
Income before income taxes	330.5	322.6	2
Income tax expense	(86.1)	(31.3)
Net income	$244.4	$291.3	(16)

James Hardie 2017 Annual Report on Form 20-F	86

Total net sales of US$1,728.2 million for fiscal year 2016 were 4% higher than fiscal year 2015. Net sales were favorably impacted by higher volume in the North America Fiber Cement segment and higher volume in the International Fiber Cement segment, excluding Australian Pipes. Net sales were adversely impacted by the strengthening US dollar, which had a 4% unfavorable effect on group net sales.

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

R&D expenses decreased 7% for fiscal year 2016 when compared to the prior year. The decrease is a result of the strengthening US dollar; partially offset by an increase in the number of R&D projects being worked on by the R&D team.

Asbestos adjustments for fiscal year 2016 decreased compared fiscal year 2015. The primary driver being US$8.1 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report; partially offset by US$2.6 million unfavorable impact of the appreciating AUD/USD spot exchange rate between balance sheet dates.

Net income decreased from US$291.3 million in fiscal year 2015 to US$244.4 million in fiscal year 2016, primarily due to higher income tax expense, higher interest expense and an unfavorable change in the asbestos adjustments; partially offset by the favorable underlying performance of the North America Fiber Cement segment.

North America Fiber Cement Segment Results

Operating results for the North America Fiber Cement segment were as follows:

	FY16	FY15	Change %
Volume (mmsf)	1,969.2	1,821.5	8%
Average net sales price per unit (per msf)	US$669	US$666	-

Net sales (US$ millions)	1,335.0	1,224.7	9%
Gross profit			18%
Gross margin (%)			2.8 pts
Operating income (US$ millions)	352.2	290.0	21%
Operating income margin (%)	26.4	23.7	2.7 pts

Net sales for fiscal year 2016 were favorably impacted by higher volumes. The increase in our sales volume in fiscal year 2016 compared to fiscal year 2015 was primarily driven by growth in the repair and remodel and new construction markets and modest market penetration. For fiscal year 2016, average net sales price was flat, when compared fiscal year 2015. For fiscal year 2016, gross price was up in line with our price increase effective 1 March 2015; offset by unfavorable mix.

James Hardie 2017 Annual Report on Form 20-F	87

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

The increase in gross margin of 2.8 percentage points for fiscal year 2016 is due to the following components:

Higher average net sales price	0.4 pts
Lower production costs	2.4 pts

Total percentage point change in gross margin	2.8 pts

Production costs for fiscal year 2016 were lower than fiscal year 2015, primarily as a result of our manufacturing plant network’s improved performance when compared to fiscal year 2015, as well as lower freight and lower input costs for pulp and utilities.

For fiscal year 2016, operating income of US$352.2 million, increased 21% over fiscal year 2015, reflecting lower freight, improved plant performance, lower unit costs and increased volumes; unfavorably impacted by higher segment SG&A expenses, primarily reflecting higher employee costs and marketing expenses. As a percentage of segment sales, fiscal year 2016 SG&A remained flat compared to fiscal year 2015.

Operating income margin for fiscal year 2016 increased 2.7 percentage points to 26.4% from 23.7% in fiscal year 2015, driven by higher net sales and lower production costs.

International Fiber Cement Segment Results

The International Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

James Hardie 2017 Annual Report on Form 20-F	88

Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY16	FY15	Change %
Volume (mmsf)	480.9	484.4	(1%)
Volume (mmsf) excluding the Australian Pipes business	471.1	442.8	6%
Average net sales price per unit (per msf)	US$729	US$811	(10%)
Average net sales price per unit excluding the Australian Pipes business (per msf)	US$734	US$829	(11%)

Net sales (US$ millions)	379.4	418.4	(9%)
US$ Gross profit			(15%)
US$ Gross margin (%)			(2.3 pts)
Operating income (US$ millions)	77.9	94.5	(18%)
New Zealand weathertightness claims (US$ millions)	(0.5)	4.3
Operating income excluding NZ weathertightness claims (US$ millions)	78.4	90.2	(13%)
US$ Operating income margin (%)	20.5	22.6	(2.1 pts)
US$ Operating income margin excluding NZ weathertightness claims (%)	20.7	21.6	(0.9 pts)

Volume for fiscal year 2016 was lower than fiscal year 2015 due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016. Net sales for fiscal year 2016 were lower than fiscal year 2015 primarily due to lower average net sales price. The decrease in our net sales price in fiscal year 2016 reflects the adverse impact of the strengthening US dollar in Australia, New Zealand and Europe which outweighed the effects of our annual price increase, favorable product and regional mix.

The decrease in gross margin of 2.3 percentage points for fiscal year 2016 is due to the following components:

Lower average net sales price	(3.6 pts)
Lower production costs	1.3 pts

Total percentage point change in gross margin	(2.3 pts)

Production costs for fiscal year 2016 were lower compared to fiscal year 2015, due to lower input costs primarily related to pulp, partially offset by the cost associated with the startup of our Carole Park sheet machine. Additionally, during December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of US$3.0 million for fiscal year 2015.

James Hardie 2017 Annual Report on Form 20-F	89

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

Country Analysis

Australia

Net sales for fiscal year 2016 were lower than fiscal year 2015 primarily due to lower volume primarily due to the sale of the Australian Pipes businesses in fiscal year 2016 and lower average net sales price driven by the unfavorable impact of foreign exchange rates.

Production costs for fiscal year 2016 were lower than fiscal year 2015, primarily as a result of lower input costs primarily related to pulp, partially offset by the higher cost associated with the startup of our Carole Park sheet machine and favorable impact to costs of goods sold of US$3.0 million in fiscal year 2015, as described above.

Operating income for fiscal year 2016, excluding the Australian Pipes business, decreased 15% over fiscal year 2015, driven by the unfavorable impact of foreign exchange rates which resulted in a decrease in gross profit; partially offset lower SG&A expenses primarily related to employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses were 116,962 for the year ended 31 March 2016, a slight decrease, compared to fiscal year 2015. The other key driver of our sales volume is the alterations and additions market, which was increased 5% for the 12 months ended 31 March 2016, compared to the fiscal year 2015.

New Zealand

In our New Zealand business, fiscal year 2016 volume grew across most regions compared to fiscal year 2015; however, net sales decreased due to the unfavorable impact of foreign exchange rates. Average net sales price also decreased primarily due to unfavorable product mix.

Philippines

In our Philippines business, fiscal year 2016 volume, net sales and operating income were higher than fiscal year 2015 driven by growth in our addressable markets, continued market penetration and favorable impact of our price increase.

Europe

In our Europe business, fiscal year 2016 volume increased compared to fiscal year 2015. Fiscal year 2016 net sales and operating income were lower compared to fiscal year 2015.

James Hardie 2017 Annual Report on Form 20-F	90

Other Businesses Segment

US$ Millions	FY16	FY15	Change %
Net sales (US$ millions)	$13.8	$13.8	FLAT
Gross profit			(11%)
Gross margin (%)			(2.1 pts)
Operating income (US$ millions)	$(8.6)	$(4.5)	(91%)

We continue to invest in business development opportunities aligned with our long-term strategy and continue to incur losses in our Other Businesses segment.

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

General Corporate

Results for General Corporate for fiscal years 2016 and 2015 are as follows:

US$ Millions	FY16	FY15	Change %
General Corporate SG&A expenses	$(47.4)	$(49.9)	5
Asbestos:
Asbestos Adjustments	5.5	33.4	(84)
AICF SG&A Expenses[1]	(1.7)	(2.5)	32
General Corporate operating loss	$(43.6)	$(19.0)

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

James Hardie 2017 Annual Report on Form 20-F	91

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

James Hardie 2017 Annual Report on Form 20-F	92

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

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY16	FY15	Change %
Claims received	577	665	13
Actuarial estimate for the period	658	610	(8)
Difference in claims received to actuarial estimate	81	(55)

Average claim settlement[1] (A$)	248,000	254,000	2
Actuarial estimate for the period[2] (A$)	302,000	289,000	(4)
Difference in claims paid to actuarial estimate (A$)	54,000	35,000	(54)

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements.

2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2016, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2016 were 12% and 13% below actuarial estimates and fiscal year 2015 respectively;

•	Mesothelioma claims reported for the fiscal year 2016 are 1% below expectations and are 4% below fiscal year 2015;

•	The average claim settlement for fiscal year 2016 is lower by 18%, versus actuarial estimates;

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and

•	The decrease in average claim settlement for the full year versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to fiscal year 2015.

Asbestos gross cashflow expenditure of A$154.7 million for fiscal year 2016 were lower than the actuarial expectation of A$176.3 million.

James Hardie 2017 Annual Report on Form 20-F	93

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

Readers are referred to Note 14 of our consolidated financial statements for further information related to income tax.

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

We moved to a net debt position of US$485.6 million at 31 March 2017 compared to a net debt position of US$394.7 million at 31 March 2016 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).

James Hardie 2017 Annual Report on Form 20-F	94

Sources of Liquidity

During fiscal year 2017, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2017 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.

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

Cash Flow — Year Ended 31 March 2017

Operating Activities

Cash provided by operating activities increased US$31.7 million to US$292.1 million for the full year ended 31 March 2017. The increase in cash provided by operating activities was primarily driven by a favorable change in working capital of US$42.1 million and a US$23.3 million increase in net income adjusted for non-cash items, partially offset by a higher payment to AICF of US$28.3 million. The favorable change in working capital was primarily due to normal variations in accounts payable and accounts receivable as the result of the timing of collections and payments between periods, partially offset by an unfavorable change in inventories. Inventories on hand in the International Fiber Cement Segment have increased to meet anticipated demand.

Investing Activities

Cash used in investing activities increased US$42.4 million to US$109.0 million for the full year ended 31 March 2017. The change in net cash used in investing activities was primarily driven by the increase in the purchase of property, plant and equipment of US$28.7 million compared to fiscal year 2016 and the US$10.4 million in proceeds from the sale of the Blandon facility and the Australian Pipes business in fiscal year 2016, compared to nil in fiscal year 2017.

Financing Activities

Cash used in financing activities increased US$58.3 million to US$212.7 million for the full year ended 31 March 2017. The increase in cash used in financing activities was primarily driven by a US$77.5 million increase in the repurchase of shares of common stock under the share buyback program, and a US$52.7 million decrease in net proceeds from borrowings and notes. This was partially offset by a US$69.7 million decrease in dividends paid compared to fiscal year 2016.

James Hardie 2017 Annual Report on Form 20-F	95

Borrowings

Revolving Credit Facility

As of 31 March 2017, we had available to us US$500.0 million of unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin which can be repaid and redrawn up to the maturity in December 2020. The principal drawn on this facility at 31 March 2017 was US$175.0 million. This facility was put in place on 10 December 2015 and replaced a number of bilateral facilities with differing maturity dates ranging from March 2016 to May 2019.

The weighted average interest rate on our total outstanding Revolving Credit Facility at 31 March 2017 was 2.5%. At 31 March 2016, US$190.0 million was drawn under the Revolving Credit Facility and the weighted average interest rate on our total outstanding Revolving Credit Facility was 2.0% at 31 March 2016.

The nature of our operating and capital allocation cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2020, we see this cycle continuing.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited (“JHIGL”) and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”) related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Designated Activity Company (formerly James Hardie International Finance Limited) (“JHIF”), a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

James Hardie 2017 Annual Report on Form 20-F	96

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on our consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$1.9 million and US$2.2 million at 31 March 2017 and 2016, respectively. The debt issuance costs have an unamortized balance of US$6.0 million and US$7.1 million at 31 March 2017 and 2016, respectively.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of 5.875% senior notes issued in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same term (other than issue date and issue price) as those of the outstanding notes and were sold at an offer price of 103.0% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). Following the completion of this re-offering, the aggregate principal amount of senior noted due 2023 is US$400.0 million.

The re-offering was sold at an offering price of 103.0% of par value, a premium of US$2.3 million. Debt issuance costs in connection with the re-offering are recorded as an offset to Long-Term Debt on our consolidated balance sheet. Both the premium and the debt issuance costs are being amortized as interest expense using the effective interest method over 6.6 years, the term of the US$75.0 million re-offering. The premium has an unamortized balance of US$2.0 million at 31 March 2017. The debt issuance costs have an unamortized balance of US$1.5 million at 31 March 2017.

The senior notes are guaranteed by JHIGL, James Hardie Technology Limited and James Hardie Building Products Inc. (“JHBP”), each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the senior notes contains covenants that limit, among other things, the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2017, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange.

On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM. The notes were consolidated and form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015.

Interest paid on the JHIF senior notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie 2017 Annual Report on Form 20-F	97

Capital Expenditures

Our total capital expenditures for fiscal years 2017, 2016 and 2015 were US$101.9 million, US$73.2 million and US$276.2 million, respectively.

Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2017 and 2016. At 31 March 2017, we did not have any material capital expenditures for which we are contractually committed to.

Capital Management and Dividends

The following table summarizes the dividends declared or paid with respect to fiscal years 2017, 2016 and 2015:

	US Cents /Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2017 second half dividend	0.28	123.4	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	07 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	07 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

During fiscal year 2017 the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

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

Annual AICF contribution

On 1 July 2016, we made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of our free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2016 operating cash flows of US$260.4 million.

James Hardie 2017 Annual Report on Form 20-F	98

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

From the time AICF was established in February 2007 through 18 May 2017, we have contributed approximately A$919.9 million to the fund.

Readers are referred to Notes 2 and 11 of our 31 March 2017 consolidated financial statements for further information on Asbestos.

Outlook and Trend Information

We expect the modest market growth and more prolonged recovery of the US housing market to continue into fiscal year 2018. The single family new construction market and repair and remodel market are expected to grow similar to the year-on-year growth experienced in fiscal year 2017. While housing starts have rebounded from depressed post-crisis levels, they remain well below the 50-year average of approximately 1.5 million starts per year. We believe underlying economic factors and demographics support a return over time towards 1.5 million new housing starts in the United States per year and this is supported by forecasts from institutions such as the Dodge, McGraw Hill and National Association of Home Builders (“NAHB”). A number of factors will contribute to new housing starts demand, including improvement in United States’ GDP, lower unemployment level, improvement in consumer confidence levels, sustainable household debt levels, historically low interest rates, stability in home prices and new household formation.

We are the largest fiber cement producer in North America with nine plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can manufacture and deliver the volume required on a timely basis. The plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have fluctuated year over year and we are actively engaged in utilizing its platform to mitigate any future increases. We have also experienced increases in SG&A costs to align organization capacity with increases in volumes.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia with total detached starts expected to range from 105,243 to 109,921 in calendar 2017. Similarly, growth in the New Zealand business is expected into fiscal year 2018.

Off-Balance Sheet Arrangements

As of 31 March 2017 and 2016, we did not have any material off-balance sheet arrangements.

James Hardie 2017 Annual Report on Form 20-F	99

Contractual Obligations

The following table summarizes our contractual obligations at 31 March 2017:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$1,159.7	$102.2	N/A	N/A	N/A
Long-Term Debt Obligations	575.0	-	-	175.0	400.0
Estimated interest payments on Long-Term Debt[2]	176.3	29.9	59.3	58.1	29.0
Long-Term Debt – AICF loan facility[3]	52.4	52.4	-	-	-
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	-	-	-	-	-
Operating Lease Obligations	71.3	16.0	23.6	13.9	17.8
Purchase Obligations[5]	-	-	-	-	-
Total	$2,034.7	$200.5	$82.9	$247.0	$446.8

1	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA. The table above does not include a breakdown of payments subsequent to fiscal year ending 31 March 2018 as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2	Interest amounts are estimates based on debt remaining unchanged from the 31 March 2017 balance and interest rates remaining consistent with the rates at 31 March 2017. Interest paid includes interest in relation to our bank debt facilities and bond, as well as the net amount paid relating to interest rate swap agreements. The interest on our bank debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. The interest on our interest rate swaps and bond is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new bank debt facilities or bond issuance with rates or margins different from historical rates; (ii) expiration of existing bank debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2022 as such amounts are not reasonably estimable.

3	JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. The balance outstanding under the AICF loan facility at 31 March 2017 was repaid in April 2017. Beyond the amount outstanding at 31 March 2017, the Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future payments are deemed to be nil.

4	We are unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

5	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 13 to our consolidated financial statements for further information regarding our long-term debt, long-term debt – asbestos and operating leases, respectively.

James Hardie Industries plc – Consolidated Financial Statements	100

Report of Independent Registered Public Accounting Firm	101

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 18 May 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

18 May 2017

James Hardie Industries plc – Consolidated Balance Sheets	102

	(Millions of US dollars)
	31 March 2017	31 March 2016
Assets
Current assets:
Cash and cash equivalents	$78.9	$107.1
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	108.9	17.0
Accounts and other receivables, net of provision for doubtful trade debts of US$0.9 million and US$1.1 million as of 31 March 2017 and 31 March 2016	199.5	173.3
Inventories	202.9	193.0
Prepaid expenses and other current assets	28.3	18.1
Insurance receivable - Asbestos	5.7	16.7
Workers’ compensation - Asbestos	2.9	4.1

Total current assets	632.1	534.3
Property, plant and equipment, net	879.0	867.0
Insurance receivable - Asbestos	58.1	149.0
Workers’ compensation - Asbestos	40.4	46.8
Deferred income taxes	26.9	25.9
Deferred income taxes - Asbestos	356.6	384.9
Other assets	19.6	21.5

Total assets	$2,012.7	$2,029.4

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$173.5	$127.2
Short-term debt - Asbestos	52.4	50.7
Accrued payroll and employee benefits	60.5	63.0
Accrued product warranties	9.4	12.2
Income taxes payable	1.9	4.8
Asbestos liability	116.4	125.9
Workers’ compensation - Asbestos	2.9	4.1
Other liabilities	11.8	11.9

Total current liabilities	428.8	399.8
Long-term debt	564.5	501.8
Deferred income taxes	94.8	82.1
Accrued product warranties	37.2	33.1
Asbestos liability	1,043.3	1,176.3
Workers’ compensation - Asbestos	40.4	46.8
Other liabilities	15.9	14.7

Total liabilities	2,224.9	2,254.6

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 440,843,275 shares issued and outstanding at 31 March 2017 and 445,579,351 shares issued and outstanding at 31 March 2016	229.1	231.4
Additional paid-in capital	173.8	164.4
Accumulated deficit	(612.9)	(621.8)
Accumulated other comprehensive (loss) income	(2.2)	0.8

Total shareholders’ deficit	(212.2)	(225.2)

Total liabilities and shareholders’ deficit	$2,012.7	$2,029.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Operations and Comprehensive Income	103

	Years Ended 31 March
(Millions of US dollars, except per share data)	2017	2016	2015

Net sales	$1,921.6	$1,728.2	$1,656.9
Cost of goods sold	(1,246.9)	(1,096.0)	(1,078.1)

Gross profit	674.7	632.2	578.8
Selling, general and administrative expenses	(291.6)	(254.2)	(245.5)
Research and development expenses	(30.3)	(29.5)	(31.7)
Asbestos adjustments	40.4	5.5	33.4

Operating income	393.2	354.0	335.0
Interest expense, net of capitalized interest	(28.5)	(26.6)	(9.8)
Interest income	1.0	1.0	2.3
Other income (expense)	1.3	2.1	(4.9)

Income before income taxes	367.0	330.5	322.6
Income tax expense	(90.5)	(86.1)	(31.3)

Net income	$276.5	$244.4	$291.3

Income per share:
Basic	$0.62	$0.55	$0.65
Diluted	$0.62	$0.55	$0.65
Weighted average common shares outstanding (Millions):
Basic	442.7	445.3	445.0
Diluted	443.9	447.2	446.4
Comprehensive income, net of tax:
Net income	$276.5	$244.4	$291.3
Pension and post-retirement benefit adjustments	-	0.3	-
Cash flow hedges	-	-	(0.6)
Currency translation adjustments	(3.0)	0.9	(32.9)

Comprehensive income	$273.5	$245.6	$257.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	104

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Cash Flows From Operating Activities
Net income	$276.5	$244.4	$291.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	83.2	79.8	70.9
Deferred income taxes	26.0	(0.1)	(37.4)
Stock-based compensation	9.3	10.3	9.2
Asbestos adjustments	(40.4)	(5.5)	(33.4)
Excess tax benefits from share-based awards	(3.0)	(0.4)	(1.4)
Loss on disposal of property, plant and equipment, net	15.0	14.8	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	0.9	100.3	107.8
Restricted short-term investments - Asbestos	-	-	0.2
Payment to AICF	(91.1)	(62.8)	(113.0)
Accounts and other receivables	(28.4)	(39.9)	(5.1)
Inventories	(9.7)	16.2	(38.5)
Prepaid expenses and other assets	(2.1)	(3.9)	9.2
Insurance receivable - Asbestos	93.3	17.2	29.1
Accounts payable and accrued liabilities	39.6	(16.9)	15.7
Asbestos liability	(92.0)	(114.9)	(136.7)
Other accrued liabilities	15.0	21.8	11.6

Net cash provided by operating activities	$292.1	$260.4	$179.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(101.9)	$(73.2)	$(276.2)
Proceeds from sale of property, plant and equipment	-	10.4	-
Capitalized interest	(2.0)	(3.2)	(1.7)
Acquisition of assets	(5.1)	(0.6)	-

Net cash used in investing activities	$(109.0)	$(66.6)	$(277.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$395.0	$528.0	$717.0
Repayments of credit facilities	(410.0)	(413.0)	(642.0)
Proceeds from senior unsecured notes	77.3	-	322.4
Debt issuance costs	(1.7)	(3.1)	(8.3)
Proceeds from issuance of shares	0.3	2.1	4.1
Excess tax benefits from share-based awards	3.0	0.4	1.4
Common stock repurchased and retired	(99.8)	(22.3)	(9.1)
Dividends paid	(176.8)	(246.5)	(390.1)

Net cash used in financing activities	$(212.7)	$(154.4)	$(4.6)

Effects of exchange rate changes on cash	$1.4	$0.7	$2.5

Net (decrease) increase in cash and cash equivalents	(28.2)	40.1	(100.5)
Cash and cash equivalents at beginning of period	107.1	67.0	167.5

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Components of Cash and Cash Equivalents
Cash at bank	$75.0	$94.5	$60.0
Short-term deposits	3.9	12.6	7.0

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$26.2	$20.5	$4.6
Cash paid during the year for income taxes, net	$51.5	$57.8	$35.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statement of Changes in Shareholders’ Deficit	105

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total
Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	$(199.0)

Net income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

Net income	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	2.1
Dividends declared	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	-	-

Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$-	$0.8	$(225.2)

Net income	-	-	276.5	-	-	276.5
Other comprehensive loss	-	-	-	-	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	-	-	-	9.3
Tax benefit from stock options exercised	-	3.0	-	-	-	3.0
Equity awards exercised	-	0.3	-	-	-	0.3
Dividends declared	-	-	(173.3)	-	-	(173.3)
Treasury stock purchased	-	-	-	(99.8)	-	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	-	-

Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$-	$(2.2)	$(212.2)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	106

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

Reporting Segments

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker (“CODM”) for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 17 for further details on segment reporting.

2.  Summary of Significant Accounting Policies

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	107

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

Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF which is a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the fiscal years ended 31 March 2017 and 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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

Foreign Currency Translation/Remeasurement

All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ deficit. Gains and losses arising from foreign currency transactions are recognized in income currently.

The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts Australian dollar denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	108

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 40
Buildings Improvements	3 to 25
Leasehold Improvements	5 to 40
Machinery and Equipment	1 to 30

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	109

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

Debt

The Company’s debt consists of senior unsecured notes and a revolving credit facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The revolving credit facility is recorded at cost. The related borrowing costs are amortized over the term of the borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 12 for the Company’s fair value considerations.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	110

experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.

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

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

Fair Value Measurements

Assets and liabilities of the Company that are carried or disclosed, at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	111

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	112

Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2017	2016	2015

Basic common shares outstanding	442.7	445.3	445.0
Dilutive effect of stock awards	1.2	1.9	1.4

Diluted common shares outstanding	443.9	447.2	446.4

(US dollars)	2017	2016	2015
Net income per share - basic	0.62	0.55	0.65
Net income per share - diluted	0.62	0.55	0.65

Potential common shares of 1.8 million, 1.3 million and 1.7 million for the years ended 31 March 2017, 2016 and 2015, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

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

The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	113

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	114

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

Asbestos Adjustments

The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables and change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

Asbestos Impact on Statement of Cash Flows

Asbestos Adjustments

The Asbestos adjustments, as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.

Operating assets and liabilities related to Asbestos

Movements in the operating assets and liabilities related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheets are reflected in the cash flow from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.

Payment to AICF

Payments made to AICF by the Performing Subsidiary under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018. The Company has begun its process for implementing this guidance, including performing a preliminary review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company will continue to assess the method of adoption and the overall impact the adoption will have on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU No. 2014-15 are effective for fiscal years and interim periods within those years, ending after 15 December 2016, with early adoption permitted. The Company adopted ASU No. 2014-15 in the current fiscal year; which had no impact to its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 were effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company adopted ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The balances at 31 March 2016 of US$1.6 million and US$9.4 million were reclassified from Prepaid expenses and other current assets and Other assets, respectively, and are now included as an offset to Long-term debt in accordance with ASU No. 2015-03.

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or net realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

adoption permitted. The new guidance shall be applied on a prospective basis. The Company adopted ASU No. 2015-11 in the current fiscal year; which had no impact to its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company will adopt ASU No. 2016-19 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company will recognize forfeitures as they occur and will apply the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which provides clarification regarding how certain cash receipts and cash payments are presented and classified in the consolidated statements of cash flows. Among the types of cash flows addressed are payments for costs related to debt prepayments or extinguishments, payments representing accreted interest on discounted debt, payments of contingent consideration after a business combination, proceeds from insurance claims and company-owned life insurance, and distributions from equity method investees, among others. The amendments in ASU No. 2016-15 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The Company early adopted ASU No. 2016-15 in the current fiscal year, which had no impact to its consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company is currently evaluating the impact of the new guidance on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business, to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2017 and 2016, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Trade receivables	$194.5	$169.6
Other receivables and advances	5.9	4.8
Provision for doubtful trade debts	(0.9)	(1.1)

Total accounts and other receivables	$199.5	$173.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the provision for doubtful trade debts:

	31 March
(Millions of US dollars)	2017	2016	2015

Balance at beginning of period	$1.1	$0.8	$1.0
Adjustment to provision	(0.1)	0.5	(0.1)
Write-offs, net of recoveries	(0.1)	(0.2)	(0.1)

Balance at end of period	$0.9	$1.1	$0.8

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Finished goods	$146.7	$144.4
Work-in-process	6.5	5.7
Raw materials and supplies	57.5	50.7
Provision for obsolete finished goods and raw materials	(7.8)	(7.8)

Total inventories	$202.9	$193.0

As of 31 March 2017 and 2016, US$29.8 million and US$32.1 million, respectively, of the Company’s finished goods inventory balance was held at third-party locations.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery	Construction
(Millions of US dollars)			and	in
Cost or valuation:	Land	Buildings	Equipment	Progress [1]	Total
At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5
Additions [2]	-	27.0	155.5	(103.9)	78.6
Disposals [3]	-	(0.7)	(65.8)	(1.5)	(68.0)
Exchange differences	(0.1)	(0.1)	(1.9)	-	(2.1)

At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0
Additions [2]	1.3	2.3	27.8	81.8	113.2
Transfers	1.9	23.1	112.3	(137.3)	-
Disposals [3]	-	(1.4)	(55.5)	(0.5)	(57.4)
Other [4]	-	(12.5)	-	6.4	(6.1)
Exchange differences	(0.4)	(0.8)	(2.4)	(0.1)	(3.7)
Adjustment [5]	(3.4)	67.8	31.1	(37.2)	58.3

At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3

Accumulated depreciation:
At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)
Charge for the year	-	(10.7)	(65.6)	-	(76.3)
Disposals [3]	-	0.5	51.1	-	51.6
Exchange differences	-	0.2	2.9	-	3.1

At 31 March 2016	$-	$(98.2)	$(576.8)	$-	$(675.0)
Charge for the year	-	(10.2)	(70.1)	-	(80.3)
Disposals [3]	-	1.3	41.1	-	42.4
Other [4]	-	1.6	-	-	1.6
Exchange differences	-	0.3	2.0	-	2.3
Adjustment [5]	-	(22.8)	(35.5)	-	(58.3)

At 31 March 2017	$-	$(128.0)	$(639.3)	$-	$(767.3)

Net book amount:
At 31 March 2016	$70.1	$167.8	$485.6	$143.5	$867.0
At 31 March 2017	$69.5	$216.5	$536.4	$56.6	$879.0

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$2.0 million and US$3.2 million of capitalized interest for the years ended 31 March 2017 and 2016, respectively.

3	The US$15.0 million net book value of disposals in fiscal year 2017 includes US$13.1 million of usage of replacement parts and US$0.5 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.4 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

4	Other includes the transfer of the Fontana building to Prepaid and other current assets on the consolidated balance sheet. The Fontana building met the held for sale criteria as of 31 March 2017 and has a net book value of US$4.5 million.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

5	The adjustments correct immaterial errors identified by management during the current year in classification in prior periods whereby certain amounts were misclassified by asset category and certain fully depreciated items were excluded from the balances. The correction had no impact on the consolidated balance sheets, statements of operations and comprehensive income, and cash flows for any of the periods presented.

Depreciation expense for the years ended 31 March 2017, 2016 and 2015 was US$80.3 million, US$76.3 million and US$70.2 million, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the years ended 31 March 2017, 2016 and 2015, the Company recorded US$0.5 million, US$3.5 million and US$3.7 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Trade creditors	$108.4	$77.2
Accrued Interest	4.8	6.3
Other creditors and accruals	60.3	43.7

Total accounts payable and accrued liabilities	$173.5	$127.2

9.  Long-Term Debt

At 31 March 2017, the Company had two forms of debt; a revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.8% and 4.5% at 31 March 2017 and 31 March 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 4.7 years and 5.6 years at 31 March 2017 and 2016, respectively.

Revolving Credit Facility

In December 2015, JHIF and JHBP, each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheet and are being amortized as

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

interest expense using the effective interest method over the stated term of 5 years. At 31 March 2017 and 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.1 million and US$3.9 million, respectively.

The amount drawn under the Revolving Credit Facility was US$175.0 million and US$190.0 million at 31 March 2017 and 2016, respectively.

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.5% and 2.0% at 31 March 2017 and 2016, respectively.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. We also pay a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the company’s consolidated net leverage ratio.

In the event that JHIF’s or JHIGL’s, as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Financial Group, a division of The McGraw Hill Companies (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.

The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Senior Unsecured Notes

In February 2015, JHIF, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$1.9 million and US$2.2 million at 31 March 2017 and 2016, respectively. The debt issuance costs have an unamortized balance of US$6.0 million and US$7.1 million at 31 March 2017 and 2016, respectively.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. The senior notes issued and sold pursuant to the re-offering constitute a further issuance of, and are consolidated with, the US$325.0 million aggregate principal amount of 5.875% senior notes issued in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same terms (other than issue date and issue price) as those of the outstanding notes and were sold at an offering price of 103.0% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 is US$400.0 million.

The re-offering was sold at an offering price of 103.0% of par value, a premium of US$2.3 million. Debt issuance costs in connection with the re-offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the premium and the debt issuance costs are being amortized as interest expense using the effective interest method over 6.6 years, the term of the US$75.0 million re-offering. The premium has an unamortized balance of US$2.0 million at 31 March 2017. The debt issuance costs have an unamortized balance of US$1.5 million at 31 March 2017.

The senior notes are guaranteed by JHIGL, James Hardie Technology Limited and JHBP, each of which are wholly-owned subsidiaries of JHI plc.

The senior notes and guarantees are senior unsecured obligations of JHIF and guarantors and rank equal in right of payment with all of JHIF’s and the guarantors’ existing and future senior debt; rank senior in right of payment to all of JHIF’s and the guarantors’ existing and future subordinated debt; are structurally subordinated to all liabilities of the Company’s existing and future subsidiaries that do not guarantee the senior notes; and are effectively subordinated in right of payment to all of JHIF’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

Before 15 February 2018, JHIF may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, up to but excluding, the redemption date. JHIF may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

On or after 15 February 2018, JHIF may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning 15 February, of the years indicated:

Year	Percentage
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

In addition, if a change of control triggering event occurs with respect to the senior notes, as defined in the indenture, JHIF may be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to, but not including, the date of the purchase.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2017, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The Company’s senior unsecured notes have an estimated fair value of US$414.0 million and US$329.1 million at 31 March 2017 and 2016, respectively, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange. On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM. The notes were consolidated and form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

10.  Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2017	2016	2015
Balance at beginning of period	$45.3	$35.2	$31.4
Accruals for product warranties	17.0	28.0	16.0
Settlements made in cash or in kind	(15.7)	(17.9)	(12.2)

Balance at end of period	$46.6	$45.3	$35.2

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.

Asbestos Adjustments

The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Change in estimates:
Change in actuarial estimate - asbestos liability	$44.7	$2.4	$(129.0)
Change in actuarial estimate - insurance receivable	(8.2)	4.5	16.6
Change in estimate - AICF claims-handling costs	2.1	1.2	1.1

Subtotal - Change in estimates	38.6	8.1	(111.3)
Gain (loss) on foreign currency exchange	1.8	(2.6)	144.7

Total Asbestos Adjustments	$40.4	$5.5	$33.4

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2017. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2017:

	Year Ended 31 March 2017
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,330.1	1,740.1
Central Estimate – Undiscounted but Inflated	1,681.5	2,199.7
Central Estimate – Undiscounted and Uninflated	1,059.2	1,385.7

The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2017.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

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

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.0 billion) to A$3.2 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.2 billion) to A$4.5 billion (US$3.4 billion) as of 31 March 2017. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

		For the Years Ended 31 March
	2017	2016	2015	2014	2013
Number of open claims at beginning of period	426	494	466	462	592
Number of new claims	557	577	665	608	542
Number of closed claims	631	645	637	604	672
Number of open claims at end of period	352	426	494	466	462
Average settlement amount per settled claim	A$ 223,535	A$ 248,138	A$ 254,209	A$ 253,185	A$ 231,313
Average settlement amount per case closed	A$ 167,563	A$ 218,900	A$ 217,495	A$ 212,944	A$ 200,561

Average settlement amount per settled claim	US$ 168,300	US$ 182,763	US$ 222,619	US$ 236,268	US$ 238,615
Average settlement amount per case closed	US$ 126,158	US$ 161,229	US$ 190,468	US$ 198,716	US$ 206,892

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by the AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2017	2016
Asbestos liability – current	$(116.4)	$(125.9)
Asbestos liability – non-current	(1,043.3)	(1,176.3)

Asbestos liability – Total	(1,159.7)	(1,302.2)

Insurance receivable – current	5.7	16.7
Insurance receivable – non-current	58.1	149.0

Insurance receivable – Total	63.8	165.7

Workers’ compensation asset – current	2.9	4.1
Workers’ compensation asset – non-current	40.4	46.8
Workers’ compensation liability – current	(2.9)	(4.1)
Workers’ compensation liability – non-current	(40.4)	(46.8)

Workers’ compensation – Total	-	-

Loan facility	(52.4)	(50.7)
Other net liabilities	(1.6)	(1.0)
Restricted cash and cash equivalents of the AICF	108.9	17.0

Net Unfunded AFFA liability	$(1,041.0)	$(1,171.2)

Deferred income taxes – non-current	356.6	384.9

Income tax payable	16.8	19.6

Net Unfunded AFFA liability, net of tax	$(667.6)	$(766.7)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2017:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2016	$(1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)
Asbestos claims paid	90.7	-	-	-	(90.7)	-	-
Payment received in accordance with AFFA[2]	-	-	-	-	91.1	-	91.1
AICF claims-handling costs incurred (paid)	1.2	-	-	-	(1.2)	-	-
AICF operating costs paid - non claims-handling	-	-	-	-	(1.5)	-	(1.5)
Change in actuarial estimate	44.7	(8.2)	-	-	-	-	36.5
Change in claims handling cost estimate	2.1	-	-	-	-	-	2.1
Impact on deferred income tax due to change in actuarial estimate	-	-	(11.5)	-	-	-	(11.5)
Insurance recoveries	-	(93.3)	-	-	93.3	-	-
Movement in income tax payable	-	-	(16.6)	-	-	(2.5)	(19.1)
Funds received from NSW under loan agreement	-	-	-	(77.0)	77.0	-	-
Funds repaid to NSW under loan agreement	-	-	-	74.3	(74.3)	-	-
Other movements	-	-	0.8	-	(0.6)	(1.4)	(1.2)
Effect of foreign exchange[3]	3.8	(0.4)	(1.0)	1.0	(1.2)	0.5	2.7

Closing Balance - 31 March 2017	$(1,159.7)	$63.8	$356.6	$(52.4)	$108.9	$15.2	$(667.6)

1	Other assets and liabilities include an offset to income tax payable of US$16.8 million and US$19.6 million at 31 March 2017 and 2016, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$1.6 million and US$1.0 million at 31 March 2017 and 2016, respectively.

2	The payment received in accordance with AFFA of US$91.1 million reflects the US dollar equivalent of the A$120.7 million payment, translated at the exchange rate set five days before the day of payment.

3	For the year ended 31 March 2017, the Asbestos adjustments of US$40.4 million on the Company’s consolidated statements of operations and comprehensive income include the effect of foreign exchange above of US$2.7 million, which is partially offset by the loss on the foreign currency forward contract associated with the AICF payment of US$0.9 million.

AICF Funding

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

On 1 July 2016, the Company made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of its free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2016 operating cash flows of US$260.4 million.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$244.6 million, based on the exchange rate at 31 March 2017). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

At 31 March 2017 and 2016, AICF had an outstanding balance under the AICF Loan Facility of US$52.4 million and US$50.7 million, respectively.

To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

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

Interest Rate Swaps

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

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2017 and 2016, the Company had interest rate swap contracts with total notional principal of US$100.0 million.

At 31 March 2017, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 2.4 years. These contracts have a fair value of US$1.1 million and US$3.7 million at 31 March 2017 and 2016, respectively, which is included in Accounts payable. For the years ended 31 March 2017, 2016 and 2015, the Company included in Other income (expense) an unrealized gain of US$2.6 million, an unrealized loss of US$0.6 million and an unrealized loss of US$2.6 million, respectively, on interest rate swap contracts. Also included in Other income (expense) for the year ended 31 March 2017 was a realized loss on interest rate swap contracts of US$1.3 million. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million and US$1.3 million for the years ended 31 March 2016 and 2015, respectively.

Foreign Currency Forward Contracts

The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2017, the Company did not have any forward currency forward contracts.

For the years ended 31 March 2017 and 2016, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil and US$0.9 million, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2017 and 2016.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2017		31 March 2016
	31 March 2017	31 March 2016	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$-	$1.1	$-	$3.7
Foreign currency forward contracts	-	0.4	-	-	-	-

Total	$100.0	$100.4	$-	$1.1	$-	$3.7

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

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

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2017 and 2016, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$1.1 million and US$1.8 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2017.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2017:

Years ending 31 March (Millions of US dollars):
2018	16.0
2019	13.0
2020	10.6
2021	7.2
2022	6.7
Thereafter	17.8

Total	$71.3

Rental expense amounted to US$18.4 million, US$16.9 million and US$16.7 million for the years ended 31 March 2017, 2016 and 2015, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2017.

14.  Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Income before income taxes:
Domestic	$172.2	$150.1	$145.5
Foreign	194.8	180.4	177.1

Income before income taxes:	$367.0	$330.5	$322.6

Income tax expense:
Current:
Domestic	$(15.2)	$(12.6)	$(11.9)
Foreign	(36.0)	(59.2)	(39.3)

Current income tax expense	(51.2)	(71.8)	(51.2)

Deferred:
Domestic	(4.0)	(5.6)	(3.7)
Foreign	(35.3)	(8.7)	23.6

Deferred income tax (expense) benefit	(39.3)	(14.3)	19.9

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Income tax expense computed at the statutory tax rates	$(84.4)	$(79.1)	$(75.0)
US state income taxes, net of the federal benefit	(3.0)	(3.6)	(2.4)
Asbestos - effect of foreign exchange	0.8	(0.8)	48.3
Expenses not deductible	(2.5)	(2.0)	(3.4)
Non-assessable items	0.4	1.9	0.5
US manufacturing deduction	2.2	4.1	2.6
Foreign taxes on domestic income	(2.1)	(5.7)	(0.7)
Amortization of intangibles	2.8	2.9	2.8
Taxes on foreign income	(5.4)	(7.4)	(4.5)
Other items	0.7	3.6	0.5

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

Effective tax rate	24.7%	26.1%	9.7%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2017	2016
Deferred tax assets:
Asbestos liability	$356.6	$384.9
Other provisions and accruals	52.8	49.0
Net operating loss carryforwards	24.2	24.2
Foreign tax credit carryforwards	107.5	112.4

Total deferred tax assets	541.1	570.5
Valuation allowance	(110.4)	(115.0)

Total deferred tax assets net of valuation allowance	430.7	455.5

Deferred tax liabilities:
Depreciable and amortizable assets	(130.0)	(117.4)
Other	(12.0)	(9.4)

Total deferred tax liabilities	(142.0)	(126.8)

Total deferred taxes, net	$288.7	$328.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million and Australian tax loss carry-forwards of approximately US$17.8 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2017, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the year ended 31 March 2016, the Company reversed a valuation allowance of US$4.2 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million that are available to offset future taxable income, of which US$3.5 million will never expire. Carry-forwards of US$2.9 million will expire in fiscal years 2018 through 2026.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2017, the Company recognized a tax deduction of US$55.3 million (A$73.4 million) for the current year relating to total contributions to AICF of US$312.3 million (A$366.9 million) incurred in tax years 2013 through 2017.

At 31 March 2017, the Company had foreign tax credit carry-forwards of US$107.5 million that are available to offset future taxes payable. At 31 March 2017, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2017. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

At 31 March 2017, the Company had income taxes currently payable of US$1.9 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2017 of US$51.5 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid or refunded in Australia, Canada, New Zealand and the Philippines.

At 31 March 2017, the Company intends to indefinitely reinvest the undistributed earnings of approximately US$201.9 million of a certain subsidiary owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

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

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2014 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2013.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.2	-
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	-

Balance at 31 March 2016	$0.7	$-

Additions for tax positions of the current year	0.1	-
Reductions in tax positions of prior year	(0.1)	-

Balance at 31 March 2017	$0.7	$-

At 31 March 2017, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2017, 2016 and 2015, income of nil, income of US$0.3 million and expense of US$0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

15.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Liability Awards Expense	$5.4	$4.8	$3.3
Equity Awards Expense	9.3	10.3	9.2

Total stock-based compensation expense	$14.7	$15.1	$12.5

As of 31 March 2017, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$15.0 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.6 years.

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

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. The grants may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised grants expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Plan, the Company granted 315,636 and 327,354 restricted stock units to its employees in the years ended 31 March 2017 and 2016, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2017, there were 619,581 restricted stock units outstanding under this plan.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

As of 31 March 2017, the Company had granted 11,027,496 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2017, there were 2,720,664 restricted stock units outstanding under the LTIP.

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2017, 2016 and 2015:

Shares Available for Grant
Balance at 31 March 2015	24,754,902

Granted	(1,410,560)
New Shares Authorized	5,000,000
Forfeitures Available for Re-grant	74,466

Balance at 31 March 2016	28,418,808

Granted	(1,179,994)

Balance at 31 March 2017	27,238,814

Stock Options

There were no stock options granted during the years ended 31 March 2017 and 2016. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2015	511,780	8.17

Exercised	(333,287)	8.54
Forfeited	(74,466)	7.85

Balance at 31 March 2016	104,027	7.22

Exercised	(55,131)	7.97

Balance at 31 March 2017	48,896	6.38

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The total intrinsic value of stock options exercised was A$0.8 million and A$2.9 million for the years ended 31 March 2017 and 2016, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$3.0 million, US$0.4 million and US$1.4 million for the years ended 31 March 2017, 2016 and 2015, respectively.

The following table summarizes outstanding and exercisable options under both the 2001 Plan and the LTIP as of 31 March 2017:

	Options Outstanding and Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
6.38	48,896	0.7	6.38	693,834

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$20.57 as of 31 March 2017, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2015	4,008,001	8.44

Granted	1,410,560	14.95
Vested	(1,219,352)	7.28
Forfeited	(149,755)	9.92

Non-vested at 31 March 2016	4,049,454	11.00

Granted	1,179,994	18.54
Vested	(1,314,825)	8.60
Forfeited	(574,378)	9.10

Non-vested at 31 March 2017	3,340,245	14.80

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Restricted Stock Units – service vesting

During fiscal year 2017, 315,636 restricted stock units (service vesting) were granted to employees under the 2001 Plan. During fiscal year 2016, 327,354 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

During fiscal year 2017, 304,470 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2016, 228,481 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units – performance vesting

The Company granted 407,539 and 503,944 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2017, after exercise of negative discretion by the Board, 281,468 restricted stock units (performance vesting) that were granted on 16 September 2013 as part of the fiscal year 2014 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 152,611 unvested restricted stock units from this grant were cancelled on 16 September 2016.

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

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 456,819 and 579,262 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2017 and 2016, respectively:

Vesting Condition:	Market	Market
	FY17	FY16
Date of grant	16 Sep 2016	16 Sep 2015
Dividend yield (per annum)	2.3%	3.8%
Expected volatility	31.5%	36.8%
Risk free interest rate	1.1%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	20.82	17.76
Number of restricted stock units	456,819	579,262

During fiscal year 2017, 728,887 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2016, 659,725 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 458,484 and 566,936 Scorecard LTI units on 16 September 2016 and 16 September 2015, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 16 September 2016, 316,841 of the 518,647 Scorecard LTI units that were previously granted on 16 September 2013 as part of the FY2014 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

On 14 September 2015, 288,552 of the 506,627 Scorecard LTI units that were previously granted on 14 September 2012 as part of the FY2013 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

16.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2017, 2016 and 2015:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017

FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

During the fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

Subsequent to 31 March 2017, the Company announced an ordinary dividend of US28.0 cents per security, with a record date of 8 June 2017 and a payment date of 4 August 2017.

17.  Operating Segment Information and Concentrations of Risk

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments. Previously, the Company maintained three operating segments: (i) North America and Europe Fiber Cement; (ii) Asia Pacific Fiber Cement; and (iii) Research and Development. Beginning in the first quarter of fiscal year 2017, the Company replaced the North America and Europe Fiber Cement and Asia Pacific Fiber Cement segments with three new segments: (i) North America Fiber Cement; (ii) International Fiber Cement; and (iii) Other Businesses. There were no changes to the Research and Development segment. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 31 March 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement	$1,493.4	$1,335.0	$1,224.7
International Fiber Cement	411.8	379.4	418.4
Other Businesses	16.4	13.8	13.8

Worldwide total	$1,921.6	$1,728.2	$1,656.9

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement[1]	$343.9	$352.2	$290.0
International Fiber Cement[1,6,7]	95.1	77.9	94.5
Other Businesses	(6.7)	(8.6)	(4.5)
Research and Development[1]	(25.5)	(23.9)	(26.0)

Segments total	406.8	397.6	354.0
General Corporate[2]	(13.6)	(43.6)	(19.0)

Total operating income	393.2	354.0	335.0
Net interest expense[3]	(27.5)	(25.6)	(7.5)
Other income (expense)	1.3	2.1	(4.9)

Worldwide total	$367.0	$330.5	$322.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

	Total Identifiable Assets 31 March
(Millions of US dollars)	2017	2016

North America Fiber Cement	$917.4	$889.7
International Fiber Cement	335.7	324.0
Other Businesses	28.4	27.7
Research and Development	12.3	13.6

Segments total	1,293.8	1,255.0
General Corporate [4,5]	718.9	774.4

Worldwide total	$2,012.7	$2,029.4

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America	$1,509.9	$1,348.8	$1,238.5
Australia	252.5	228.4	267.7
New Zealand	73.3	61.4	64.7
Other Countries	85.9	89.6	86.0

Worldwide total	$1,921.6	$1,728.2	$1,656.9

		Total Identifiable Assets 31 March
(Millions of US dollars)		2017	2016
North America		$953.1	$925.1
Australia		237.0	232.4
New Zealand		31.8	26.5
Other Countries		71.9	71.0

Segments total		1,293.8	1,255.0
General Corporate[4,5]		718.9	774.4

Worldwide total		$2,012.7	$2,029.4

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement	$6.2	$6.6	$6.1
International Fiber Cement	1.5	1.2	1.4
Research and Development[a]	22.6	21.7	24.2

	$30.3	$29.5	$31.7

a The Research and Development segment also included selling, general and administrative expenses of US$2.9 million, US$2.2 million and US$1.8 million in fiscal years 2017, 2016 and 2015, respectively.

2	The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Asbestos adjustments	$40.4	$5.5	$33.4
AICF SG&A expenses	$(1.5)	$(1.7)	$(2.5)

3	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest expense (income) of US$1.1 million, US$0.3 million and US$(1.4) million in fiscal years 2017, 2016 and 2015, respectively.

4	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 March 2017 and 2016 are US$573.8 million and US$619.8 million, respectively, and are included in the General Corporate costs.

6	Included in the International Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

7	Included in the International Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
New Zealand weathertightness claims (expense)/ benefit	$-	$(0.5)	$4.3

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

We have one customer who contributes greater than 10% of our gross sales in each of the past three fiscal years.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

This customer’s accounts receivable represented 9.1% and 8.1% of the Company’s accounts receivable at 31 March 2017 and 2016, respectively. The following is gross sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2017		2016		2015
		%		%		%
Customer A	$226.0	10.3%	$197.0	10.1%	$177.4	10.7%

Approximately 21%, 22% and 25% of the Company’s net sales in fiscal year 2017, 2016 and 2015, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

18.  Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2017 there were no reclassifications out of Accumulated other comprehensive income (loss):

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2016	$0.3	$0.5	$0.8
Other comprehensive loss	-	(3.0)	(3.0)

Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)

James Hardie 2017 Annual Report on Form 20-F	148

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY17	FY16	FY15
Audit fees[1]	$3.9	$3.7	$3.9
Audit-related fees[2]	-	-	0.1
Tax fees	-	-	-
All other fees	$-	$-	$-

1	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2017, 2016 and 2015.

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

James Hardie 2017 Annual Report on Form 20-F	149

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

James Hardie 2017 Annual Report on Form 20-F	150

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.

We are expanding production capacity in anticipation of the continued improvement of the operating environment. We have incurred significant capital expenditures in the past and we expect to incur significant capital expenditures again in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fiber cement technologies.

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

James Hardie 2017 Annual Report on Form 20-F	151

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

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 21%, 22% and 25% of our net sales in fiscal years 2017, 2016 and 2015, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. We had no material foreign exchange contracts outstanding at 31 March 2017. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	152

If payouts for product liability claims resulting from allegations of product defects exceed any insurance coverage available, these payouts could result in a material adverse effect on our business.

The actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class or representative action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have (for some periods) product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage (where available) is adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are subject to joint and several liability. The successful assertion of one or more claims against us, or a co-defendant, that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2017, we have accrued US$46.6 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves in Note 10 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2017 Annual Report on Form 20-F	153

cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of extensive tort litigation.

In March 2016, the United States Occupational Safety and Health Administration (“OSHA”) issued a comprehensive final rule revising the permissible exposure limit (“PEL”) for crystalline silica, reducing the PEL applicable to both general industry and construction to 0.050 mg/m3 from 0.1 mg/m3 and 0.25 mg/m3, respectively. The final rule became effective on 23 June 2016 with compliance required by 23 June 2018 for companies in the construction industry. It is possible that the revised OSHA crystalline silica PEL standard could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business parties (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

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

Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2017, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$1,001 per ton, an increase of 4% compared to fiscal year 2016.

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

James Hardie 2017 Annual Report on Form 20-F	154

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

We have one customer who contributes greater than 10% of our gross sales in each of the past three fiscal years. This customer’s accounts receivable represented 9.1% and 8.1% of our trade accounts receivable at both 31 March 2017 and 2016, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our ability to sell our products in certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.

Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

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

James Hardie 2017 Annual Report on Form 20-F	155

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

James Hardie 2017 Annual Report on Form 20-F	156

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

James Hardie 2017 Annual Report on Form 20-F	157

Ineffective internal controls over financial reporting could impact our business and operating results.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report of management on our internal controls over financial reporting that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal control over financial reporting. As of 31 March 2017, management concluded that our internal controls over financial reporting are effective. Moreover, as of 31 March 2017, our independent registered public accounting firm issued an unqualified opinion on our internal controls over financial reporting. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of securities. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

James Hardie 2017 Annual Report on Form 20-F	158

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

At 31 March 2017, we had approximately US$575.0 million aggregate principal amount of unsecured debt outstanding, which includes US$175.0 million under the unsecured revolving credit facility and US$400.0 million aggregate principal amount of senior unsecured notes due 15 February 2023 issued by JHIF, a wholly owned subsidiary of JHI plc, and no secured debt outstanding. We also had approximately US$325.0 million of availability under our unsecured revolving credit facility at 31 March 2017.

Our amount of debt and our debt service obligations could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position.

James Hardie 2017 Annual Report on Form 20-F	159

For example, it could:

•	make it more difficult for us to satisfy our debt service obligations or refinance our indebtedness;
•	increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are and will continue to be at variable rates of interest;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and industry;
•	place us at a disadvantage compared to competitors that may have proportionately less debt;
•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and
•	increase our cost of borrowing.

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

James Hardie 2017 Annual Report on Form 20-F	160

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

We have recorded a gross asbestos liability of US$1,159.7 million in our consolidated financial statements as of 31 March 2017, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$667.6 million at 31 March 2017. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$919.9 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

James Hardie 2017 Annual Report on Form 20-F	161

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMGA, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay to AICF our current annual funding payments of up to 35% of our free cash flow, as defined in the AFFA and on which our asbestos liability is based, for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2017 Annual Report on Form 20-F	162

Because our revenues are primarily from sales in US dollars and the actuarially assessed asbestos liability is denominated in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows from our Australian operations and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2017, 2016 and 2015, we recorded a favorable adjustment of US$1.8 million, unfavorable adjustment of US$2.6 million and favorable adjustment of US$144.7 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

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

James Hardie 2017 Annual Report on Form 20-F	163

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

Despite Australian Taxation Office (“ATO”) rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.

James Hardie 2017 Annual Report on Form 20-F	164

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

James Hardie 2017 Annual Report on Form 20-F	165

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

James Hardie 2017 Annual Report on Form 20-F	166

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

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2014 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	167

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

In fiscal years 2017, 2016 and 2015, we recorded an income tax benefit of nil, US$0.3 million and nil, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and the Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2014. We are no longer subject to examinations by the Australian Taxation Office for tax years prior to tax year 2013.

New Zealand Weathertightness Claims

Our New Zealand subsidiaries have been and, at times, continue to be joined in a number of construction defect and/or product liability claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims have often involved multiple parties and alleged that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims have typically included allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved

James Hardie 2017 Annual Report on Form 20-F	168

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

Other Product Liability

As of 31 March 2017, one of our US subsidiaries has been named as a defendant in 14 related lawsuits in nine separate US federal district courts. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by the same underlying group of plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions.

James Hardie 2017 Annual Report on Form 20-F	169

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2017, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2017. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2017.

The effectiveness of our internal control over financial reporting as of 31 March 2017 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2017 Annual Report on Form 20-F	170

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2017 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2017, and our report dated 18 May 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

18 May 2017

James Hardie 2017 Annual Report on Form 20-F	171

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2017	2016	2015
Fiber Cement United States and Canada	2,390	2,095	2,048
Fiber Cement Australia	484	475	480
Fiber Cement New Zealand	155	157	148
Fiber Cement Philippines	223	190	182
Pipes Australia[1]	-	35	66
Fiber Cement Europe	81	71	64
Other Businesses – United States	29	24	18
Research & Development, including Technology	156	155	129
General Corporate	59	55	43
Total Employees	3,577	3,257	3,178

1	During the first quarter of fiscal year 2016, we completed the sale of our Australian Pipes business.

As of the end of 31 March 2017, of the 3,577 average number of people employed, approximately 170 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 86 and 84 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members, as such, it is possible that some of the employees covered by the collective agreements may not be members of a union. Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.

LISTING DETAILS

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CDN. The CUFS are listed and traded on the ASX under the symbol “JHX.”

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

James Hardie 2017 Annual Report on Form 20-F	172

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

Price History

The trading prices of JHI plc CUFS and ADSs on the ASX and NYSE, respectively, are as follows:

JHI plc CUFS on ASX
Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2017	23.09	17.63
31 March 2016	20.04	14.15
31 March 2015	15.67	11.16
31 March 2014	15.21	8.47
31 March 2013	10.50	6.87
Fiscal quarter ended:
31 March 2017	22.22	18.25
31 December 2016	22.39	17.80
30 September 2016	23.09	20.09
30 June 2016	21.56	17.63
31 March 2016	18.68	14.24
31 December 2015	19.29	14.89
30 September 2015	20.04	16.20
30 June 2015	18.43	14.15
Month ended:
30 April 2017	22.73	20.17
31 March 2017	20.96	19.40
28 February 2017	21.08	18.25
31 January 2017	22.22	20.25
31 December 2016	22.39	20.68
30 November 2016	21.06	17.80

JHI plc ADS on NYSE[1]
Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2017	17.30	13.45
31 March 2016	72.19	10.19
31 March 2015	68.51	48.39
31 March 2014	72.26	39.97
31 March 2013	54.00	34.00
Fiscal quarter ended:
31 March 2017	16.16	14.00
31 December 2016	16.25	14.30
30 September 2016	17.30	15.28
30 June 2016	15.84	13.45
31 March 2016	14.28	10.19
31 December 2015	13.62	10.30
30 September 2015	72.19	11.87
30 June 2015	70.34	57.20
Month ended:
30 April 2017	17.06	15.52
31 March 2017	16.00	14.89
28 February 2017	16.14	14.00
31 January 2017	16.16	15.39
31 December 2016	16.25	15.32
30 November 2016	15.69	14.30

1	Effective 18 September 2015, the beneficial ownership ratio under our ADS program was changed from five CUFS to each ADS to one CUFS to each ADS.

James Hardie 2017 Annual Report on Form 20-F	173

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

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;
•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•	expenses for cable, telex and fax transmissions and delivery services;
•	expenses incurred for converting foreign currency into US dollars;

James Hardie 2017 Annual Report on Form 20-F	174

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

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

As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (no reimbursements of this type were paid by Deutsche Bank in fiscal year 2017); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year. In addition, Deutsche Bank agreed to reimburse or waive certain legal, printing and advertising and promotional costs relative to our transfer of the ADS program from Bank of New York Mellon (US$58,929).

James Hardie 2017 Annual Report on Form 20-F	175

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total shares (or Units) purchased	Average price paid per share (or Unit) in US$	Total shares purchased as part of publicly announced programs [1]	Maximum number of shares that may yet be purchased under the programs [1]
April 1 - 30, 2016	-	-	-	20.6
May 1 - 20, 2016	-	-	-	20.6
May 21 - 31, 2016	-	-	-	6.1
June 1 - 30, 2016	-	-	-	6.1
July 1 - 31, 2016	-	-	-	6.1
August 1 - 31, 2016	2.7	16.95	2.7	3.4
September 1 - 30, 2016	3.4	15.94	3.4	-
October 1 - 31, 2016	-	-	-	-
November 1 - 30, 2016	-	-	-	-
December 1 - 31, 2016	-	-	-	-
January 1 - 31, 2017	-	-	-	-
February 1 - 28, 2017	-	-	-	-
March 1 - 31, 2017	-	-	-	-

1	During fiscal year 2017, the Company operated two separate share repurchase programs. The first program (the “fiscal year 2016 program”) to repurchase up to 5% of our issued share capital (approximately 22.3 million shares) was announced on 21 May 2015 and expired on 21 May 2016. Under the fiscal year 2016 program, we repurchased approximately 1.7 million shares at a cost of US$22.3 million. The second program (the “fiscal year 2017 program”) to repurchase up to US$100.0 million of its issued capital (approximately 6.1 million shares) was announced on 19 May 2016 and expired on 19 May 2017. Under the fiscal year 2017 program, we repurchased approximately 6.1 million shares at a cost of US$99.8 million.

James Hardie 2017 Annual Report on Form 20-F	176

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

Provisions of Our Articles of Association Related to Directors

General and borrowing powers

Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors are also granted certain specific powers by our Articles of Association, including:

•	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;
•	the power to appoint attorneys to act on our behalf;
•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and
•	the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.

James Hardie 2017 Annual Report on Form 20-F	177

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

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.

James Hardie 2017 Annual Report on Form 20-F	178

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

James Hardie 2017 Annual Report on Form 20-F	179

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

James Hardie 2017 Annual Report on Form 20-F	180

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

James Hardie 2017 Annual Report on Form 20-F	181

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

James Hardie 2017 Annual Report on Form 20-F	182

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

The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.

Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:

•	any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or
•	any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company,

James Hardie 2017 Annual Report on Form 20-F	183

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

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:

•	such person’s interest was below 3% of our issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;

James Hardie 2017 Annual Report on Form 20-F	184

•	such person’s interest was equal to or above 3% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and
•	where such person’s interest was equal to or above 3% of our issued share capital before a disposition and falls below 3% as a result of such disposition.

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

James Hardie 2017 Annual Report on Form 20-F	185

regular reports to the Board and ensures compliance with the requirements of Chapter 2 of Part 6 of the Irish Companies Act 2014. The Company also has a Global Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The accounting records of the Company are kept at its registered office in Ireland.

MATERIAL CONTRACTS

Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Revolving Credit Facility, the indenture governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.

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

James Hardie 2017 Annual Report on Form 20-F	186

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

James Hardie 2017 Annual Report on Form 20-F	187

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

James Hardie 2017 Annual Report on Form 20-F	188

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

James Hardie 2017 Annual Report on Form 20-F	189

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

James Hardie 2017 Annual Report on Form 20-F	190

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

James Hardie 2017 Annual Report on Form 20-F	191

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

James Hardie 2017 Annual Report on Form 20-F	192

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

James Hardie 2017 Annual Report on Form 20-F	193

Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:

•	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;
•	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or
•	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.

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

Irish Stamp Duty

Any electronic transfers of shares through the CHESS or the ADR system will be treated as exempt from stamp duty in Ireland. If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition, a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer.

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

James Hardie 2017 Annual Report on Form 20-F	194

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

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2017 Annual Report on Form 20-F	195

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

For our fiscal year ended 31 March 2017, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.6%	13.1%	3.8%	4.5%
Expenses[2]	81.8%	9.7%	3.6%	4.9%
Liabilities (excluding borrowings)[2]	19.9%	77.3%	1.1%	1.7%

For our fiscal year ended 31 March 2016, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.0%	13.2%	3.6%	5.2%
Expenses[2]	78.4%	12.7%	3.2%	5.7%
Liabilities (excluding borrowings)[2]	18.1%	78.5%	1.2%	2.2%

James Hardie 2017 Annual Report on Form 20-F	196

1	Comprised of Philippine pesos, euro and Canadian dollars.

2	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 11 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2017, we did not have any such foreign exchange contracts outstanding.

As of 31 March 2016, foreign exchange contracts outstanding included contracts to purchase €0.4 million.

For further information, see Note 12 to our consolidated financial statements in Section 2.

Funding Under the AFFA

The Australian dollar to US dollar assets and liabilities rate moved from 1.3060 as of 31 March 2016 to 1.3083 as of 31 March 2017, a 0.2% movement, resulting in a US$1.8 million favorable impact on our fiscal year 2017 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$873.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2017 exchange rate of 1.3083) would have approximately a US$60.7 million and US$74.2 million favorable or unfavorable impact, respectively, on our net income.

For fiscal year 2016, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$1,001.5 million and that we did not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to US$ exchange rate (at the 31 March 2016 exchange rate of 1.3060) would have had approximately an US$69.7 million and US$85.2 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our revolving credit facilities. As of 31 March 2017 and 2016, our revolving credit facilities were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.

From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2017, we had interest rate swap contracts with a total notional principal

James Hardie 2017 Annual Report on Form 20-F	197

of US$100.0 million and a fair value of US$1.1 million, which is included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2017, we had US$175.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

At 31 March 2016, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$3.7 million, which was included in Accounts Payable. For these interest rate swap contracts, we agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2016, we had US$190.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process; however, fiscal year 2017 demonstrated some volatility in other raw materials, largely in the price of freight and utilities such as gas and electricity. These fluctuations were driven by the economic impact of fracking operations across the United States as it relates to the supply of oil and natural gas. As a result of wider uncertain economic conditions, we expect that the price of pulp, cement and energy/utility prices will fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into various sourcing arrangements. These arrangements provide discounts in our commodity prices in relation to market prices and market indices. While we source some of our commodities from local suppliers, we purchase our pulp from several qualified suppliers in an attempt to mitigate against price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.

We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2017 would have resulted in +/- US$25.6 million or 2.1% impact on our cost of sales for fiscal year 2017.

For fiscal year 2016, we assessed the market risk of our core commodities (pulp, cement and silica) and believed that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2016 would have resulted in +/- US$21.3 or 1.9% impact on our cost of sales for fiscal year 2016.

James Hardie 2017 Annual Report on Form 20-F	198

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

As of 30 April 2017, JHI plc had 440,859,888 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 13,776 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. Options and RSU’s issued by the Company carry no voting rights.

At 30 April 2017, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Geographic Distribution of Beneficial Ownership of James Hardie Industries plc

The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March:

Geographic Region	31 March 2017	31 March 2016
Australia	42.24%	41.22%
United States	34.58%	38.74%
United Kingdom	4.38%	4.91%
Europe (excluding the United Kingdom)	4.50%	4.93%
Asia	4.48%	4.51%
Other	9.82%	5.69%

As of 30 April 2017, 0.23% of the outstanding shares of our common stock was held by 90 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2017, 0.86% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.09% of our outstanding capital stock was registered to 93 US holders as of 30 April 2017.

Distribution Schedule of James Hardie Industries plc

The following table shows a distribution of the holders of our CUFS at 30 April 2017:

Size of Holding Range	CUFS		Options
	Holders	Holdings	Holders	Holdings
1-1,000	7,600	3,405,716	-	-
1,001-5,000	4,919	11,058,427	-	-
5,001-10,000	717	5,091,258	-	-
10,001-100,000	475	10,734,985	3	48,896
100,001 and over	65	410,569,502	-	-
Totals	13,776	440,859,888	3	48,896

James Hardie 2017 Annual Report on Form 20-F	199

Based on the closing price of A$22.67 on 30 April 2017, there were 251 CUFS holders that held less than a marketable parcel of shares.

Substantial CUFS holders of James Hardie Industries plc

The following table identifies those CUFS holders who beneficially owned 3% or more of our ordinary shares at 30 April 2017, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, the SEC or the ASX, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2017, which was 440,859,888, shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
Commonwealth Bank of Australia[1]	28,849,383	6.54%
FMR LLC and FIL Limited[2]	26,595,298	6.03%
OppenheimerFunds, Inc.[3]	23,564,091	5.35%
Baillie Gifford & Co4	21,370,760	4.85%
The Capital Group Companies, Inc.[5]	18,792,563	4.26%
BlackRock Group[6]	17,643,767	4.00%
Schroders plc[7]	14,529,189	3.30%

1	Commonwealth Bank of Australia (“CBA”) and its affiliates most recently became a substantial shareholder on 15 August 2014, and through subsequent sales and purchases, currently holds 28,849,383 shares as of 31 December 2016, as reported on a Schedule 13G filed with the SEC on 14 February 2017.

2	FMR LLC and its affiliates, became a substantial shareholder on 23 July 2009, and through subsequent purchases and sales, decreased its holding to 26,595,298 shares as of 26 April 2017, as reported in the notification filed with the ASX on 27 April 2017.

3	OppenheimerFunds, Inc., became a substantial shareholder on 30 June 2016, with a current holding of 23,564,091 shares, as reported to the Company on 20 July 2016.

4	Baillie Gifford & Co and its affiliated companies most recently became a substantial shareholder on 8 September 2016, with a current holding of 21,370,760 shares, as reported to the Company on 9 September 2016.

5	The Capital Group Companies, Inc. most recently became a substantial shareholder on 5 December 2016 with a current holding of 18,792,563 shares, as reported in the notification filed with the ASX on 7 December 2016.

6	BlackRock Group most recently became a substantial shareholder on 16 October 2014, and through subsequent sales and purchases, decreased its holding to 17,643,767 shares as of 24 April 2017, as reported in the notification filed with the ASX on 27 April 2017.

7	Schroders plc. became a substantial shareholder on 1 June 2015 with a current holding of 14,529,189 shares, as reported to the Company on 21 December 2015 on Form TR-1.

James Hardie 2017 Annual Report on Form 20-F	200

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2017

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	181,430,417	41.15%	1
J P Morgan Nominees Australia Limited	110,683,952	25.11%	2
Citicorp Nominees Pty Limited	35,705,494	8.10%	3
National Nominees Limited	21,068,311	4.78%	4
BNP Paribas Nominees Pty Ltd	16,713,391	3.79%	5
Citicorp Nominees Pty Limited	13,563,321	3.08%	6
BNP Paribas Noms Pty Ltd	9,068,523	2.06%	7
Australian Foundation Investment Company Limited	2,961,000	0.67%	8
BNP Paribas Nominees Pty Ltd	1,761,600	0.40%	9
AMP Life Limited	886,226	0.20%	10
RBC Investor Services Australia Nominees Pty Ltd	865,046	0.20%	11
HSBC Custody Nominees (Australia) Limited	812,887	0.18%	12
UBS Nominees Pty Ltd	766,679	0.17%	13
HSBC Custody Nominees (Australia) Limited	763,258	0.17%	14
Millenium Pty Ltd	675,000	0.15%	15
HSBC Custody Nominees (Australia) Limited	664,568	0.15%	16
Carlton Hotel Limited	625,362	0.14%	17
Djerriwarrh Investments Limited	588,800	0.13%	18
Invia Custodian Pty Limited	533,575	0.12%	19
Gwynvill Investments Pty Limited	518,600	0.12%	20
TOTAL	400,656,010	90.88%

James Hardie 2017 Annual Report on Form 20-F	201

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
OSHA	United States Occupational Safety and Health Administration
PEL	Permissable Exposure Limit
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

James Hardie 2017 Annual Report on Form 20-F	202

Definitions

Financial Measures – Australian equivalent terminology

Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used by Australian companies.

Consolidated Statements of Operations and Comprehensive Income (Loss) (US GAAP)	Australian equivalent terminology

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
Operating income (loss)	EBIT*

Sum of interest expense and interest income	Net interest income (expense)*
Other income (expense)	Other income (expense)
Income (loss) before income taxes	Operating profit (loss) before income taxes*

Income tax (expense) benefit	Income tax (expense) benefit

Net income (loss)	Net operating profit (loss)*

*- Represents non-US GAAP descriptions used by Australian companies.

Other Financial Measures

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

James Hardie 2017 Annual Report on Form 20-F	203

EXHIBIT LIST

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
1.1	Memorandum of Association of James Hardie Industries plc, as amended	6-K	001-15240	99.9	17 August 2015
1.2	Articles of Association of James Hardie Industries plc	6-K	001-15240	99.9	17 August 2015
2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder	F-6	333-198928	99.A	25 September 2014
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement	F-6 POS	333-198928	99(A)(2)	03 September 2015
2.3	Form of Lender Deeds of Confirmation, dated 18 June 2009, by and among James Hardie International Finance B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	F-4	333-160177	4.11	23 June 2009
2.4	Form of Novation Deed, by and among James Hardie International Finance Limited, James Hardie International Financial B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	POS AM	333-165531	4.11	17 June 2010
2.5	Amended and Restated Common Terms Deed Poll, dated 21 January 2013, by and among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited	20-F	001-15240	2.2	27 June 2013
2.6	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	POS AM	333-165531	4.12	17 June 2010
2.7	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	4.14	17 June 2010

James Hardie 2017 Annual Report on Form 20-F	204

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.8	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.34	17 June 2010
2.9	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.35	17 June 2010
2.10	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.37	17 June 2010
2.11	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.38	17 June 2010
2.12	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	20-F	001-15240	2.10	30 June 2010
2.13	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	2.12	30 June 2010
2.14	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.36	30 June 2010

James Hardie 2017 Annual Report on Form 20-F	205

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.15	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.39	30 June 2010
2.16	Indenture, dated 10 February 2015, by and among James Hardie International Finance Limited, the guarantors named therein and Deutsche Bank Trust Company Americas	6-K	001-15240	4.1	10 February 2015
2.17	Form of 5.875% Senior Note due 2023	6-K	001-15240	4.1	10 February 2015
2.18	Credit and Guaranty Agreement, dated 10 December 2015, by and among James Hardie International Finance Limited and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto.	20-F	001-15240	2.18	19 May 2016
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan	20-F	001-15240	4.1	02 July 2012
4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006	6-K	001-15240	99.10	17 August 2015
4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto	20-F	001-15240	4.15	07 July 2005
4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto	20-F	001-15240	4.16	07 July 2005
4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors	20-F	001-15240	4.9	08 July 2008

James Hardie 2017 Annual Report on Form 20-F	206

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers	20-F	001-15240	4.10	08 July 2008
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees	F-4	333-160177	10.10	23 June 2009
4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto	20-F	001-15240	4.9	21 May 2015
4.9	Deed of Release – Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton	20-F	001-15240	4.23	29 September 2006
4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales	20-F	001-15240	4.25	29 September 2006
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	6-K	001-15240	99.4	05 January 2007
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited	20-F	001-15240	4.22	06 July 2007
4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales	20-F	001-15240	4.26	06 July 2007

James Hardie 2017 Annual Report on Form 20-F	207

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales	20-F	001-15240	4.27	06 July 2007
4.15	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed	20-F	001-15240	4.27	08 July 2008
4.16	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.22	08 July 2008
4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.23	08 July 2008
4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.24	08 July 2008
4.19	Amended and Restated Final Funding Agreement – Address for Service of Notice on Trustee, dated 13 June 2008	20-F	001-15240	4.25	08 July 2008

James Hardie 2017 Annual Report on Form 20-F	208

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.20	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.27	23 June 2009
4.21	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4/A	333-160177	10.37	10 July 2009
4.22	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V.	20-F	001-15240	4.30	30 June 2010
4.23	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorised Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.25	29 June 2011
4.24	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011
4.25	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.41	29 June 2011

James Hardie 2017 Annual Report on Form 20-F	209

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.27	02 July 2012
4.27	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.28	02 July 2012
4.28	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.37	26 June 2014
4.29	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.32	21 May 2015
8.1	List of significant subsidiaries of James Hardie Industries plc*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm*

James Hardie 2017 Annual Report on Form 20-F	210

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
15.2	Consent of KPMG Actuarial Pty Limited*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith

James Hardie 2017 Annual Report on Form 20-F	211

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ LOUIS GRIES
Louis Gries
Date: 18 May 2017		Chief Executive Officer

This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 18 May 2017		Chairman