Form 20-F
period 2018-03-31
James Hardie Industries plc
filed 2018-05-22
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2018
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
* Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the U.S. Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
441,524,118 shares of common stock at 31 March 2018
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
☐  Yes  ☒  No

2018
ANNUAL REPORT
ON FORM 20-F

James Hardie 2018 Annual Report on Form 20-F	i

James Hardie 2018 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. Selected Financial Data	1-3
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	159-175
Item 4. Information on the Company
A. History and Development of the Company	4-5; 16-17
B. Business Overview	6-13
C. Organizational Structure	5;13
D. Property, Plants and Equipment	14-17; 109
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	92-106
B. Liquidity and Capital Resources	106-110
C. Research and Development, Patents and Licenses, etc.	11-12
D. Trend Information	110-111
E. Off-Balance Sheet Arrangements	111
F. Tabular Disclosure of Contractual Obligations	111-112
G. Safe Harbor	86-87
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	18-28
B. Compensation	29-67
C. Board Practices	23-28; 68-85
D. Employees	180
E. Share Ownership	59-60; 63-67
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	203-205
B. Related Party Transactions	77
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	113-157; 188-189
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	180-183
B. Plan of Distribution	Not Applicable
C. Markets	181-182
D. Selling Shareholders	Not Applicable

James Hardie 2018 Annual Report on Form 20-F	iii

PART 1 (continued)
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	184-191
C. Material Contracts	191
D. Exchange Controls	191-192
E. Taxation	192-198
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	199
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	200-202
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	182-183
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	178-179
Item 16A. Audit Committee Financial Expert	80
Item 16B. Code of Ethics	78-79
Item 16C. Principal Accountant Fees and Services	158
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	68-85
Item 16H. Mine Safety Disclosures	15-16
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	113-157
Item 19. Exhibits	210-214

James Hardie 2018 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and trim and soffit lining, internal linings, facades and floor and tile underlay. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Canada, Australia, New Zealand, the Philippines and Europe.
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
SELECTED FINANCIAL DATA
We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2018 and 2017, and our consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ deficit for each of the years ended 31 March 2018, 2017 and 2016, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).
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

James Hardie 2018 Annual Report on Form 20-F	2

	(Millions of US dollars)
Consolidated Statement of Operations Data	2018	2017	2016	2015	2014
Net sales	$2,054.5	$1,921.6	$1,728.2	$1,656.9	$1,493.8
Income from operations[1]	146.1	276.5	244.4	291.3	99.5
Net income[1]	$146.1	$276.5	$244.4	$291.3	$99.5

	(Millions of US dollars)
Consolidated Balance Sheet Data	2018	2017	2016	2015	2014
Total assets	$2,351.0	$2,012.7	$2,029.4	$2,036.4	$2,104.0
Net assets	(221.5)	(212.2)	(225.2)	(202.6)	(199.0)
Common stock	$229.5	$229.1	$231.4	$231.2	$230.6

	(Millions)
Shares	2018	2017	2016	2015	2014
Basic weighted average number of common shares	441.2	442.7	445.3	445.0	442.6
Diluted weighted average number of common shares	442.3	443.9	447.2	446.4	444.6

	(US dollar)
Earnings Per Share	2018	2017	2016	2015	2014
Income from operations per common share – basic	$0.33	$0.62	$0.55	$0.65	$0.22
Net income per common share – basic	0.33	0.62	0.55	0.65	0.22
Income from operations per common share – diluted	0.33	0.62	0.55	0.65	0.22
Net income per common share – diluted	0.33	0.62	0.55	0.65	0.22
Dividends declared per share	0.38	0.39	0.58	0.60	0.73
Dividends paid per share	$0.38	$0.39	$0.58	$0.88	$0.45

Other Financial Data	2018	2017	2016	2015	2014
Cash Flow (Millions of US dollars)
Net cash provided by operating activities	$295.0	$292.1	$260.4	$179.5	$322.8
Net cash used in investing activities	(200.6)	(109.0)	(66.6)	(277.9)	(118.8)
Net cash provided by (used in) financing activities	$112.5	$(212.7)	$(154.4)	$(4.6)	$(186.3)
Volume (million square feet)
North America Fiber Cement	2,238.8	2,215.4	1,969.2	1,821.5	1,672.7
International Fiber Cement [2]	528.7	487.2	480.9	484.4	441.4
International Fiber Cement excluding the Australian Pipes business	528.7	487.2	471.1	442.8	404.1
Net Sales (Millions of US dollars)
North America Fiber Cement	$1,578.1	$1,493.4	$1,335.0	$1,224.7	$1,083.6
International Fiber Cement [2]	461.7	411.8	379.4	418.4	399.2
International Fiber Cement excluding the Australian Pipes business	461.7	411.8	374.3	392.3	373.1
Other Businesses	$14.7	$16.4	$13.8	$13.8	$11.0

James Hardie 2018 Annual Report on Form 20-F	3

	2018	2017	2016	2015	2014
Average sales price per unit (per thousand square feet)
North America Fiber Cement	$698	$665	$669	$666	$641
International Fiber Cement [2]	774	775	729	811	846
International Fiber Cement excluding the Australian Pipes business	$774	$775	$734	$829	$859
____________

1
Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, AICF interest income (expense), loss on early debt extinguishment, Fermacell acquisition costs, non-recurring stamp duty, New Zealand weathertightness claims and related tax adjustments.

	(Millions of US dollars)
Other Financial Data	2018	2017	2016	2015	2014
Asbestos adjustments (expense) benefit	$(156.4)	$40.4	$5.5	$33.4	$(195.8)
AICF SG&A expenses	(1.9)	(1.5)	(1.7)	(2.5)	(2.1)
AICF interest income (expense)	1.9	(1.1)	(0.3)	1.4	2.9
Loss on early debt extinguishment	(26.1)	—	—	—	—
Fermacell acquisition costs	(10.0)	—	—	—	—
Non-recurring stamp duty	—	—	—	(4.2)	—
New Zealand weathertightness claims	—	—	(0.5)	4.3	(1.8)
Tax adjustments	$47.3	$(9.9)	$(1.5)	$37.5	$99.1

For additional information on asbestos adjustments, AICF SG&A expenses, AICF interest income (expense), loss on early debt extinguishment, Fermacell acquisition costs (related to professional, legal and other fees incurred in conjunction with the acquisition of Fermacell and its subsidiaries) and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 9, 11, 13 and 19 to our consolidated financial statements in Section 2.

2
International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe.

James Hardie 2018 Annual Report on Form 20-F	4

INFORMATION ON THE COMPANY
History and Development of the Company

About James Hardie

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the Australian Securities Exchange ("ASX"), ASIC, the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.
The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 111 Eight Avenue – 13th Floor, New York, New York 10011. The address of our registered office in Australia is Level 3, 22 Pitt Street, Sydney NSW 2000 and the telephone number there is +61 2 8845 3360. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Today, James Hardie is a leading global manufacturer of a wide range of fiber cement building products in each of the United States, Australia, Europe, New Zealand and the Philippines.

Fermacell Acquisition

On 3 April 2018, we announced the completion of our acquisition of 100% of the outstanding stock of German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) (collectively, "Fermacell") from Xella International S.A. in an all-cash transaction based on an enterprise value of €473.0 million.

Headquartered in Duisburg, Germany, Fermacell operates six manufacturing plants across Germany, the Netherlands and Spain, with a sales force in 12 countries and revenues generated primarily from countries in Western Europe. Fermacell is a provider of innovative building solutions, producing and distributing high-quality gypsum fiber boards and cement-bonded boards, which are two complementary products in the high performance board space. Fermacell focuses on selling full system solutions into four main segments: (1) timber frame construction; (2) dry lining applications; (3) DIY; and (4) structural fire protection. Fermacell’s products are sold into the residential repair and remodel, commercial and residential new construction markets.

James Hardie 2018 Annual Report on Form 20-F	5

See Note 19 to our consolidated financial statements in Section 2 for additional information about our Fermacell acquisition.
Our Agreement with Asbestos Injuries Compensation Fund
Prior to 1987, ABN 60 Pty Limited (formerly James Hardie Industries Limited, then the ultimate parent company of the James Hardie Group) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (collectively the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. The manufacture and sale of these products has resulted in liabilities for the Former James Hardie Companies in Australia.
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
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2018:
At 31 March 2018, James Hardie International Group Limited ("JHIGL") also holds subsidiaries which were created for the subsequent acquisition of Fermacell and its subsidiaries. For further information see “Fermacell Acquisition” discussed above.

James Hardie 2018 Annual Report on Form 20-F	6

Business Overview
General Overview of Our Business
We are a world leader in the manufacture of fiber cement siding and backerboard. Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under various Hardie brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Aspyre Collection from James Hardie™, Artisan®, Reveal®, Cemplank®, Scyon®, Ritek® and HardieLinea®.
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2018	2017	2016
North America Fiber Cement	$1,578.1	$1,493.4	$1,335.0
International Fiber Cement	461.7	411.8	379.4
Other Businesses	14.7	16.4	13.8
Total Net Sales	$2,054.5	$1,921.6	$1,728.2

Beginning with the first quarter fiscal year 2019 results, the Company intends to include a European Building Products segment in its report of quarterly results. This new segment will include the on-going James Hardie European Fiber Cement business and the newly acquired Fermacell business. The current International Fiber Cement segment will be renamed Asia Pacific Fiber Cement segment and will include our Australia, New Zealand and Philippines businesses.
Products
We manufacture a wide-range of fiber cement building materials for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, fencing, decking and facades. While there are some market specific products, our core products, planks, which are used for external siding, flat panels, which are used for internal and external wall linings, and floor underlayments, are sold across all of the markets in which we operate.
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products, such as wood, and superior aesthetics when compared to vinyl siding.
Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;

•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;

•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;

James Hardie 2018 Annual Report on Form 20-F	7

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
Products Used in Internal Applications
Compared to natural and oriented strand board ("OSB") and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards.
Non-Fiber Cement Products
In addition to our portfolio of fiber cement product offerings and the recently acquired Fermacell business, we continue to invest in business development opportunities aligned with our long term strategy, including our fiberglass windows business in North America.
Significant New Products
In the United States, new products released over the last three years include the James Hardie® Insulated Lap Siding and Trim, HardieTrim® 2x board, HardieTrim® NT3® Roughsawn board, HardieTrim® Mouldings, custom colors using our ColorPlus® Technology, and an improved touch-up accessory to support ColorPlus® products. In addition, we also launched the Aspyre Collection from James Hardie™, which brings together the modernity of our Reveal® Panel System (now available with color matching Reveal Surround Trim and Exposed Fasteners in 24 colors) with the traditional profiles of our Artisan® siding products (in addition to V-Groove and lap siding, the range has been expanded to include Bevel Channel, Square channel, Shiplap and Beaded lap).
In Australia and New Zealand, extensions to the existing Stria® cladding products have been launched to provide Stria® Standard 325mm, Stria® Wide 405mm, Splayed 255mm cladding profiles. Similarly, Axon® cladding has now been extended to provide Axon® Smooth 133mm, Axon® Smooth 400mm, and Axon® Grained 133mm cladding. In addition, the new HardieBrace® online calculator tool, which is available in Australia and New Zealand, offers a way to simplify selection of bracing products. The ease of installation of core product Villaboard® lining has been enhanced with the launch of the VillaboardTM knife.
In Australia, HardieEdge® trim for covering slab edges provides an easy to install solution to unfinished, rough concrete slab edges that would otherwise detract from the appearance of a wall clad with James Hardie products. The HardieDeckTM system continues to provide a major new product offering since its launch in 2015. Modcem® modular flooring has provided an entry into commercial flooring applications. Similarly, Systemboard® cladding provides a niche multi-story construction product application. Acquisition of Building Solutions Pty Ltd, has resulted in the formation of the James Hardie Systems business unit and provided the Australian business with a new product category, the Ritek® permanent formwork walling system, a quality durable wall solution, which expands our product and systems offering into the growing medium to high density construction segment. Additions to the range of building science offerings include HardieWrap®

James Hardie 2018 Annual Report on Form 20-F	8

weather barrier, HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care, Intertenancy and ZeroLot® Wall Systems. The launch of new wall systems are also supported by the Compliant System® trade mark. The performance of the ZeroLot® wall system is supported by the new Coreshield® protective sealer technology. An improved ZeroLot® wall system, incorporating a thinner 60mm HardieFire® insulation layer and also providing a cavity for running services, while maintaining necessary fire rating performance, has also been launched.
In New Zealand, over the same timeframe, Secura® Interior Flooring, Secura® Exterior Flooring, AxentTM Fascia, HomeRAB® 4.5mm Pre Cladding, Stria® Cladding, Axon® 400 and 133 Grained Cladding, and Linea® Oblique® Cladding have been launched.
In the Philippines, new products released over the past three years include the extension of the established Hardieflex® board range with the inclusion of Hardieflex® Wet Area Walls lining. An improved version of their wall jointing compound has been launched under the HardieFlex® Putty trade mark. A Vented Eaves extension to the Hardieflex® Eaves product is also now available.
The European business continues to provide HardieFloor® Structural Flooring, HardieFloor dB® Structural Acoustic Flooring, and HardieQStrip® Acoustic Battens into the market as part of our Smart Flooring Solutions™ offer.
Principal Markets for Our Products
United States and Canada
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, OSB, hardboard, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.
Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in North America accounts for the largest portion of our net sales, accounting for 77%, 78% and 77% of our total net sales in fiscal years 2018, 2017 and 2016, respectively.
In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural or OSB, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.

James Hardie 2018 Annual Report on Form 20-F	9

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

In Australia, competition from imports and two locally based fiber cement manufacturers, has intensified over the past decade. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.
In New Zealand, we continue to see competition intensifying as fiber cement imports have become more cost competitive and overseas manufacturers look to supplement their primary operating environments with additional markets.
In the Philippines, we have seen fiber cement gain broader acceptance across a range of product applications in the last decade, leading to additional fiber cement products entering the market. We see fiber cement having long-term growth potential not only in the Philippines, but across Asia and the Middle East, as the benefits of its light-weight and durability become more widely recognized.
In Europe, fiber cement building products are used in both residential and commercial building applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments, except roofing, and promote the use of fiber cement products against traditional masonry and wood-based products.
In April 2018, we completed our previously announced acquisition of Fermacell, a market leader in fiber gypsum and cement bonded boards in Europe. Like James Hardie’s fiber cement products, we believe Fermacell’s fiber gypsum boards deliver superior performance relative to competitive products, such as gypsum plaster and OSB boards. Fermacell, which is headquartered in Duisburg, Germany, operates 6 plants located in Germany, the Netherlands and Spain and has a sales force of more than 300 employees throughout Europe and the Middle East. Fermacell markets its products and systems under various brand names, such as Fermacell® gypsum fiber boards, Fermacell Powerpanel® and Fermacell AESTUVER® fire protection products.
Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that with the acquisition of Fermacell, the growth outlook in Europe for both fiber cement and fiber gypsum is favorable.
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

James Hardie 2018 Annual Report on Form 20-F	10

Raw Materials
The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate, and we do not anticipate having difficulty in obtaining our required raw materials from these suppliers. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.
We work hard to reduce the effect of both price fluctuations and supply interruptions by entering into contracts with qualified suppliers and through continuous internal improvements in both our products and manufacturing processes.
Cellulose Fiber
Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers, and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”
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

Sales, Marketing and Distribution
The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and parts of Europe, including the United Kingdom and France. In addition, in the past fiscal year, we have sold fiber cement products in many other markets, including Denmark, Germany, Hong Kong, the Middle East, various Pacific Islands and South Korea. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.
We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe.
Our customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we

James Hardie 2018 Annual Report on Form 20-F	11

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
In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size retail outlets sell our fiber cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have started to enter the Philippines market. The physical distribution of our product in each country is primarily by road, rail or sea transport. Products manufactured in Australia, New Zealand and the Philippines are also exported to a number of markets in Asia, various Pacific Islands, and the Middle East by sea transport.
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

James Hardie 2018 Annual Report on Form 20-F	12

new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors. For fiscal years 2018, 2017 and 2016, our expenses for R&D were US$33.3 million, US$30.3 million and US$29.5 million, respectively.
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
In addition, we have a variety of industrial, commercial and financial contracts relating to our proprietary manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”
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

James Hardie 2018 Annual Report on Form 20-F	13

expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of associated minor fines.
Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.
Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 31 March 2018.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Finance Holdings 1 Ltd	Bermuda	Ireland
James Hardie Germany GmbH	Germany	Germany
James Hardie Holdings Ltd	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Ltd	Ireland	Ireland
James Hardie International Holdings Ltd	Ireland	Ireland
James Hardie New Zealand	New Zealand	New Zealand
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie NZ Holdings	New Zealand	New Zealand
James Hardie NZ Holdings Ltd	Bermuda	New Zealand
James Hardie North America Inc.	United States	United States
James Hardie NV	Netherlands	Netherlands
James Hardie Philippines Inc.	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia	Australia
James Hardie Research Pty Ltd	Australia	Australia
James Hardie Research USA LLC	United States	United States
James Hardie Technology Holdings 1	Ireland	Ireland
James Hardie Technology Holdings 2	Ireland	Ireland
James Hardie Technology Ltd	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

On 3 April 2018, we announced the completion of our acquisition of Fermacell and its subsidiaries. See “History and Development of the Company” in this Section of the Annual Report and Note 19 to our consolidated financial statements in Section 2.

James Hardie 2018 Annual Report on Form 20-F	14

Property, Plants and Equipment
We believe we have some of the largest and lowest cost fiber cement manufacturing plants across the United States, Australia, New Zealand and the Philippines, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
At 31 March 2018, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Nameplate Capacity (mmsf)[1]
United States[2]
Cleburne, Texas	Owned		666
Peru, Illinois	Owned		560
Plant City, Florida	Owned		600
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned	[3]	200
Waxahachie, Texas	Owned		360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[4]	190
Australia
Rosehill, New South Wales	Owned		180
Carole Park, Queensland	Owned	[5]	160
New Zealand
Auckland	Leased	[6]	75
Philippines
Cabuyao City	Owned	[7]	145
____________

1
The calculated annual nameplate capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement manufacturing facility nameplate, design and utilization capacities.

2
In the fourth quarter of fiscal year 2018, we announced a Greenfield capacity project in Prattville, Alabama with an expected commissioning date in the first half of fiscal year 2020. This project will add an additional 600 mmsf to our manufacturing capacity. This incremental capacity is not included in the table above.

3
In the third quarter of fiscal year 2017, we announced a Greenfield capacity project at our Tacoma, Washington facility with an expected commissioning date in the first half of fiscal year 2019. This incremental capacity is not included in the table above.

4	We suspended production at our Summerville, South Carolina location in November 2008. The plant was re-commissioned in the first quarter of fiscal year 2018.

5
In the fourth quarter of fiscal year 2018, we announced an A$28.5 million (US$22.8 million) Brownfield expansion project at our Carole Park, Queensland facility with an expected commissioning date in the first quarter of fiscal year 2021. This incremental capacity is not included in the table above.

6
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

We are adding additional capacity in the Philippines with an estimated total cost of US$18.0 million and an expected completion date in the first quarter of fiscal year 2019. This incremental capacity is not included in the table above.

James Hardie 2018 Annual Report on Form 20-F	15

We continually evaluate the capacity required to service the US housing market, and as a result, to ensure we meet demand and achieve our market penetration objectives, we have completed and continue to start-up and commission several lines across our manufacturing network. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures.”
Beginning in the fourth quarter of fiscal year 2016, management determined that for measuring the annual flat sheet design capacity of the fiber cement network, the calculation should incorporate our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability and differing production speeds multiplied by 24 hours per day, seven days per week. Additionally, commencing in the second quarter of fiscal year 2017, management adjusted the definition of plant availability pertaining to idled, non-commissioned, and start-up lines when determining annual flat sheet design capacity and capacity utilization. In the second quarter of fiscal year 2018, management adjusted the definition of production speeds and uptime expectations when determining annual flat sheet design capacity for the United States.
Based on the methodology noted above, for the year ended 31 March 2018, we had an annual flat sheet design capacity of 3,744 mmsf and 600 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2018, actual capacity utilization across our plants was an average of 90% and 92% in the United States and Asia Pacific, respectively.
Based on the methodology noted above, for the year ended 31 March 2017, we had an annual flat sheet design capacity of 3,284 mmsf and 619 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2017, actual capacity utilization across our plants was an average of 94% and 92% in the United States and Asia Pacific, respectively.
Finally, as a result of our completion of the Fermacell acquisition in April 2018, we expanded our manufacturing and production footprint with the addition of six Fermacell plants located in Calbe, Germany, Munchehof, Germany, Schraplau, Germany, Siglingen, Germany, Niftrik, The Netherlands and Orejo, Spain.
Mines
We lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington was renewed per the lease for another four year renewal term through February 2022 (with additional options to renew at that time). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. We also own property in Victorville, California which could be mined for silica. As of 30 April 2018, however, we have not begun to mine this site and have no immediate plans to do so. We continue to lease a parcel of land in Victorville, California adjacent to and for access to our owned property, as well as providing an equipment area for mining operations.
The recently acquired Fermacell business has an operating license for a mining facility in Schraplau, Germany, however no active mining is being undertaken, or allowed with respect to the former owner FELS-WERKE GmbH, and the mine is only being used for storage of material.
As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2018, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health

James Hardie 2018 Annual Report on Form 20-F	16

Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2018	2017	2016
North America Fiber Cement	$182.5	$76.1	$40.3
International Fiber Cement	18.4	24.4	28.7
Other Businesses	2.0	0.7	2.3
R&D and Corporate	0.8	0.7	1.9
Total Capital Expenditures	$203.7	$101.9	$73.2
Significant active capital expenditures
At 31 March 2018, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Nameplate Capacity Increase[1]
Tacoma Greenfield expansion	$150.0	$100.8	Q4 FY17	FY19	8%
Carole Park Brownfield expansion	22.8	0.1	Q4FY18	FY21	16%
Philippines capacity expansion	$18.0	$15.2	Q4 FY16	FY19	9%
____________

1
The expected capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds. Expected increase in capacity related to Tacoma Greenfield expansion represents expected increase in North America nameplate capacity as of 31 March 2018. Expected increases in Carole Park Brownfield expansion and Philippines capacity expansion represent expected increase in Asia Pacific's nameplate capacity as of 31 March 2018.

During fiscal year 2018, we also continued the planning of our Prattville, Alabama facility, which is expected to be commissioned in the first half of fiscal year 2020. Additionally, on 22 May 2018, we announced that this greenfield expansion project will add an additional 600 mmsf to our manufacturing capacity at an estimated total cost of US$240.0 million.

James Hardie 2018 Annual Report on Form 20-F	17

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Carole Park land and building purchase and capacity expansion	$85.3	FY14 - FY16
Plant City SM4 - 3rd operating sheet machine	71.2	FY14 - FY17
Cleburne - 3rd sheet machine	40.8	FY14 - FY17
Waxahachie lease buyout	16.5	FY17
Summerville recommissioning	$15.7	FY17 - FY18
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. On 30 June 2015, we finalized the sale of our Australian Pipes business. Additionally, on 1 June 2015 we finalized the sale of our Blandon, Pennsylvania location. We do not consider the disposition of the pipes business or the sale of Blandon, Pennsylvania location to constitute material divestitures or strategic shifts in the nature of our operations.

James Hardie 2018 Annual Report on Form 20-F	18

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of fiber cement R&D, production, manufacturing, human resources, marketing, investor relations, finance and legal.
Members of our executive team at 30 April 2018 (in alphabetical order) are:

Joe Blasko BSFS, JD General Counsel and Chief Compliance Officer Age 51

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

Sean Gadd BEng, MBA Executive Vice President, Markets and Segments Age 45

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
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2018 Annual Report on Form 20-F	19

Louis Gries BSc, MBA Chief Executive Officer Age 64

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

Ryan Kilcullen BSc, MS Executive Vice President – Operations Age 37

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

In August 2016, he was appointed Executive Vice President – Operations, responsible for the Company’s Supply Chain, Manufacturing, Engineering and Environmental, Health & Safety Operations.
Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

James Hardie 2018 Annual Report on Form 20-F	20

Matthew Marsh BA, MBA Chief Financial Officer and Executive Vice President – Corporate Age 43

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
Prior to those appointments, Mr Marsh traveled globally with the GE Internal Audit Staff gaining extensive experience in several industries including appliances, information services, distribution and supply, aviation, plastics, financial services, capital markets and healthcare, across more than twenty countries. Mr Marsh has graduated from GE’s Financial Management Program (FMP).
Mr Marsh has a Bachelor of Arts in Economics and Public Affairs from Syracuse University, USA and an MBA from University of Chicago’s Booth School of Business, USA.

Dave Merkley BSc (Construction) Executive Vice President, Manufacturing and Engineering Age 55

Dave Merkley first joined James Hardie in 1994 as Plant Manager of the Fontana, California facility in the United States. Mr Merkley has held a number of roles with the Company including US R&D Manager and US Manufacturing Manager, before being promoted to the position of Executive Vice President, Operations and Manufacturing with global responsibility in 2002.
In 2006, Mr Merkley left James Hardie and worked as a consultant in the building products industry, gaining experience in composite building material and wood polymer composites decking and fencing. Mr Merkley rejoined James Hardie in October 2016 and was promoted to the role of Executive Vice President, Manufacturing and Engineering in November 2017.

Prior to joining James Hardie in 1994, Mr Merkley held various engineering positions in the civil construction industry, including heavy highway and infrastructure construction.
Collectively Mr Merkley has over 30 years relevant industry experience and holds a Bachelor of Science in Construction from Arizona State University.

James Hardie 2018 Annual Report on Form 20-F	21

Jason Miele, BA Vice President, Investor and Media Relations Age 41

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
Mr Miele has 20 years of relevant professional experience, including 11 years of experience with James Hardie, where he has served in various finance and operational support roles, most recently as James Hardie’s Group Controller, a position he has held since 2013.

Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting.

Zean Nielsen Executive Vice President, Sales Age 40

Zean Nielsen joined James Hardie as Executive Vice President, Sales in August 2017. Mr Nielsen brings 20 years of Sales, Marketing and overall P&L experience to James Hardie from his time with Bang and Olufsen and Tesla Motors. As EVP of Sales, Mr Nielsen is responsible for overseeing all aspects of our North American sales organization.
Most recently, Mr Nielsen held senior leadership roles at Tesla Motors, serving as the Vice President of EMEA as well as Global Vice President of Sales Operations over a three and a half year period. Mr Nielsen started his career at Bang and Olufsen in 1997. During his 17-year tenure, he held positions in International Distribution Development, Retail, Marketing and Sales in North America and Asia Pacific before being promoted to the role of President of North and South America.

Mr Nielsen is Danish and has a business degree from the Herning Graduate School of Business in Denmark.

James Hardie 2018 Annual Report on Form 20-F	22

Jack Truong, BS, PhD President, International Operations Age 55

Dr Jack Truong joined James Hardie as President, International Operations in April 2017. Prior to James Hardie, he was the President and Chief Executive Officer, Electrolux North America and Executive Vice President, AB Electrolux Group. Dr Truong also spent 22 years at 3M Company where he held senior leadership roles in Europe, Asia Pacific, and the United States, including President of their Construction & Home Improvements division and Office Supplies division. He began his career at IBM and Polaroid Corporation.
Dr Truong has been active in serving on boards of leading professional associations. He has received numerous national honors and awards for outstanding business accomplishments as well as his humanitarian work with non-profit organizations.

Dr Truong holds BS and PhD degrees in Chemical Engineering from the Rensselaer Polytechnic Institute in New York. Dr Truong is the recipient of 11 US patents and several international patents.

James Hardie 2018 Annual Report on Form 20-F	23

Board of Directors
James Hardie’s directors have widespread experience, spanning general management, finance, law, marketing and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.
Members of the Board of Directors (the “Board”) at 30 April 2018 are:

Michael Hammes BS, MBA Age 76

Michael Hammes was elected as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee.
Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1966-1986).

Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016).
Other: Resident of the United States.
Last elected: August 2016
Term expires: August 2018

James Hardie 2018 Annual Report on Form 20-F	24

Brian Anderson BS, MBA, CPA Age 67

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

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.; Lead Director of W.W. Grainger, Inc. (2011-2014).
Other: Member of the Governing Board of the Center for Audit Quality (since 2016); resident of the United States.
Last elected: August 2017
Term expires: August 2020

James Hardie 2018 Annual Report on Form 20-F	25

Russell Chenu BCom, MBA Age 68

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

Mr Chenu is an experienced corporate and finance professional who held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.
Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.
Directorships of listed companies in the past five years: Current – Director of Reliance Worldwide Corporation Limited (since 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).
Other: Resident of Australia.
Last elected: August 2017
Term expires: August 2020

David D. Harrison BA, MBA, CMA Age 70

David Harrison was appointed as an independent non-executive director of James Hardie in May 2008. He is a member of the Audit Committee.
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
Other: Resident of the United States.
Last elected: August 2016
Term expires: August 2019

James Hardie 2018 Annual Report on Form 20-F	26

Andrea Gisle Joosen MSc, BSc Age 54

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

Directorships of listed companies in the past five years: Current – Director of Mr Green AB (since 2015); Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former – Director of Dixons Retail plc (2013-2014).
Other: Director of Phoodster AB (since July 2017); Director of Neopitch AB (since 2004); resident of Sweden.
Last elected: August 2015
Term expires: August 2018

Persio V Lisboa BS Age 52

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is a member of the Nominating and Governance Committee.
Experience: Mr Lisboa has extensive senior executive experience. He currently serves as Executive Vice President & Chief Operating Officer at Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, since March 2017. Prior to holding this position, Mr Lisboa served as President, Operations of Navistar from November 2014 to March 2017. Prior to that, Mr Lisboa served as Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics

and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar’s North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America.

Directorships of listed companies in the past five years: Current - Director of Broadwind Energy, Inc. (since 2016).
Other: Resident of the United States.
Last elected: Mr Lisboa will be standing for election at the August 2018 Annual General Meeting.

James Hardie 2018 Annual Report on Form 20-F	27

Alison Littley BA, FCIPS Age 55

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
Other: Director of Market Harborough Building Society (since January 2018); Director of Eakin Healthcare Limited (since 2015); Director of Weightmans LLP (since 2013); resident of the United Kingdom.
Last elected: August 2015
Term expires: August 2018

Steven E Simms BA Age 62

Steven E Simms was appointed as an independent non-executive director of James Hardie in May 2017. He is Chairman of the Remuneration Committee.
Experience: Mr Simms has extensive senior executive experience at leading global corporations. He has held a variety of senior positions, with 11 years at Danaher, including as Executive Vice President (1999-2007).  Prior to joining Danaher, he held executive positions at Black & Decker Corporation, including as President – European Operations (1990-1993) and President – Worldwide Accessories (1993-1996). More recently, he was President and Chief Executive Officer and director of Colfax Corporation (2011-2015) and also served as Chairman of Apex Tool Group (2010-2012).

Directorships of listed companies in the past five years: Former – Director of Colfax Corporation (2011-2015).
Other: Director of Perdue Farms (since 2015); resident of the United States.
Last elected: August 2017
Term expires: August 2020

James Hardie 2018 Annual Report on Form 20-F	28

Rudolf van der Meer M.Ch.Eng Age 73

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
Other: Former Chairman of the Supervisory Board of VGZ Health Insurance (2011-2017); resident of the Netherlands.
Last elected: August 2017
Term expires: August 2020

James Hardie 2018 Annual Report on Form 20-F	29

Remuneration Report
This Remuneration Report describes the executive remuneration philosophy, programs and objectives of the Remuneration Committee and the Board of Directors (the “Board”), as well as the executive remuneration plans and programs implemented by James Hardie.
We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our significant Australian and US shareholder bases and our primary listing on the Australian Securities Exchange (“ASX”), we have voluntarily produced a remuneration report consistent with those provided by similarly situated companies for non-binding shareholder approval since 2005.
This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (CEO, CFO and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2018) (“Senior Executive Officers”) in fiscal year 2018, and also includes an outline of the key changes for fiscal year 2019. Further details of these changes are set out in the 2018 Notice of Annual General Meeting (“AGM”).
We first provide a summary of our business performance and the key remuneration considerations and decisions made in fiscal year 2018. We then describe in detail our remuneration philosophy, the individual elements of our remuneration program and the linkage between our remuneration programs and our pay-for-performance philosophy. For fiscal year 2018, our Senior Executive Officers are:
•Louis Gries, CEO;
•Matthew Marsh, CFO and Executive Vice President - Corporate;
•Sean Gadd, Executive Vice President - Markets and Segments;
•Jack Truong, President - International Operations; and
•Zean Nielsen, Executive Vice President - Sales.
This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.
EXECUTIVE SUMMARY
Fiscal Year 2018 Business Highlights1

We delivered solid financial performance in fiscal year 2018, highlighted by adjusted net operating profit of US$291.3 million and adjusted earnings before interest and taxes (“EBIT”) of US$397.5 million, an increase of 17% and 12%, respectively, compared to the prior corresponding period. In addition, we achieved net sales of US$2.05 billion, an increase of 7% compared to the prior corresponding period, and US$0.66 adjusted diluted earnings per share.

____________

1
Please see the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2018 Annual Report on Form 20-F	30

The following graphs show our performance for key financial measures during fiscal year 2018, with a comparison to prior corresponding periods:

Fiscal Year 2018 Compensation Highlights

Our fiscal year 2018 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met. During May 2017, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined the following for fiscal year 2018 pay programs:

•
There were no changes to Mr Gries’ fixed or variable compensation. Mr Gries’ base salary, target short-term incentive (“STI”), and target long-term incentive (“LTI”) remained the same in fiscal year 2018 as they were for fiscal year 2017.

•
A base salary increase for Mr Marsh was made to continue to align his compensation package with our CEO succession plan and our need to retain key senior executives through the eventual CEO transition process.

•
Base salary and LTI target increases for Mr Gadd were made to properly align his overall compensation package with the increase in role scope and accountability that occurred for Mr Gadd during fiscal year 2017.

•
No changes were made to the operation or components of the company performance plan (“CP Plan”) or individual performance plan (“IP Plan”) for our annual STI program for fiscal year 2018 other than to establish new targets which align with our strategic initiatives as we do every year. A complete description of the performance hurdles applicable for fiscal year 2018 for the CP Plan is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

James Hardie 2018 Annual Report on Form 20-F	31

•
After careful consideration of strategic priorities, as well as investor feedback and LTI Plan design alternatives, the Remuneration Committee made the following changes to the design of the LTI Plan for fiscal year 2018:

(i)
shifted the allocation of LTI target amongst the three components of the LTI plan as follows, to strike a better balance of strategic and operational performance with financial and share price performance metrics:

LTI Component	FY2017	FY2018
ROCE RSUs	40%	25%
Relative TSR RSUs	30%	25%
Scorecard LTI	30%	50%

(ii)	increased the Return on Capital Employed ("ROCE") Restricted Stock Unit ("RSU") performance hurdles; and

(iii)	eliminated the re-testing feature from the Relative Total Shareholder Return ("TSR") RSU awards.
A complete description of the LTI program, including the applicable performance hurdles is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
During fiscal year 2018, we also continued to make significant investment in our people and organizational capability, including expanding our already strong Global Management Team ("GMT"). In April 2017, Jack Truong joined us as President of our International Operations, bringing with him over 30 years of business experience from his previous senior leadership roles at Electrolux and 3M Company. Further, in August 2017, Zean Nielsen joined us as our Executive Vice President of Sales, bringing with him over 20 years of experience in sales and marketing from his time with Bang and Olufsen and Tesla Motors.
Finally, the Remuneration Committee carefully considered the CEO transition process in fiscal year 2018 and the need to retain our experienced management team through our eventual CEO transition process. As a result of this consideration, the Remuneration Committee determined to issue special one-time retention grants, which contain both performance and service vesting components, to Messrs Marsh, Gadd, Truong and Nielsen. The terms applicable to these special grants are discussed in detail below and such grants are not expected to recur in the future.
Fiscal Year 2018 Total Target Compensation
Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary and benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2018:

James Hardie 2018 Annual Report on Form 20-F	32

Summary of Fiscal Year 2018 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2018 Annual Base Salary (US$)	FY2018 STI Target Value (US$)	FY2018 LTI Target Value (US$)	FY2018 Total Target Compensation (US$)
L Gries	950,000	1,187,500	4,000,000	6,137,500
M Marsh	600,000	420,000	1,200,000	2,220,000
S Gadd	500,000	300,000	800,000	1,600,000
J Truong	600,000	420,000	1,000,000	2,020,000
Z Nielsen	500,000	300,000	1,000,000	1,800,000

Results of 2017 Remuneration Report Vote
In August 2017, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2017. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.
At our 2017 Annual General Meeting, our shareholders approved our remuneration report, with just over 83.2% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2018.
APPROACH TO SENIOR EXECUTIVE REMUNERATION
Remuneration Philosophy
As our main business and all of our Senior Executive Officers are located in the US, our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with Peer Group companies (defined herein) exposed to the US housing market. Within this philosophy, the executive remuneration framework emphasizes operational excellence and shareholder value creation through incentives which link executive remuneration with the interests of shareholders. Our remuneration plans and programs are structured to enable us to: (i) attract and retain talented executives; (ii) reward outstanding individual and corporate performance; and (iii) align the interests of our executives to the interests of our shareholders, with the ultimate goal of improving long-term value for our shareholders. This pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.
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

James Hardie 2018 Annual Report on Form 20-F	33

Relative Weightings of Fixed and Variable Remuneration
The charts below detail the relative weightings of fixed versus variable remuneration for the CEO and other Senior Executive Officers for fiscal years 2018 and 2017. Fixed remuneration includes base salary and other fixed benefits. Variable remuneration is comprised of STI awards and the following three LTI components: (i) Relative TSR RSUs; (ii) ROCE RSUs; and (iii) Scorecard LTI, each of which are discussed in more detail in this Remuneration Report. STI awards include amounts earned under the CP and IP plans for each fiscal year, paid in June of the following fiscal year, and LTI components are shown at total maximum grant value.

CEO
100%
80%
60%
40%
20%
0%
17%
50%
17%
7%
9%
21%
32%
28%
9%
10%
Fiscal Year 2018
Fiscal Year 2017
Relative TSR RSUs
Scorecard LTI
ROCE RSUs
STI Award
Fixed Remuneration

Other Senior Executive Officers
100%
80%
60%
40%
20%
0%
14%
42%
14%
10%
20%
18%
28%
25%
10%
19%
Fiscal Year 2018
Fiscal Year 2017
Relative TSR RSUs
Scorecard LTI
ROCE RSUs
STI Award
Fixed Remuneration

James Hardie 2018 Annual Report on Form 20-F	34

Setting Remuneration Packages
Remuneration decisions are based on the executive remuneration philosophy and framework described in this Remuneration Report. The Remuneration Committee reviews and the Board approves this framework each year.
Remuneration packages for Senior Executive Officers are evaluated each year to make sure that they continue to align with our compensation philosophy, are competitive with our Peer Group and developments in the market, and continue to support our business structure and objectives. In making decisions regarding individual Senior Executive Officers, the Remuneration Committee takes into account both the results of an annual remuneration positioning review provided by the Remuneration Committee’s independent advisers and the Senior Executive Officer’s responsibilities and performance.

All aspects of the remuneration package for our CEO and CFO are determined by the Remuneration Committee and ratified by the Board. All aspects of the remuneration package for the remaining Senior Executive Officers are determined by the Remuneration Committee on the recommendation of the CEO.

Remuneration Committee Governance
The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration of directors; (iii) reviewing the remuneration framework for the Company; and (iv) making recommendations to the Board on our recruitment, retention and termination policies and procedures for senior management. The current members of the Remuneration Committee are Steven Simms (Chairman), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, all of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Investor Relations page on our website (www.ir.jameshardie.com.au).

James Hardie 2018 Annual Report on Form 20-F	35

Summary of Executive Compensation Practices
The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ		Compensation Practices We Avoid
✓	Retain independent compensation advisers reporting directly to the Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓
Pay for performance model, with approximately 85% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 71% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers
		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum US growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set robust share ownership requirements for all directors and Senior Executive Officers	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements
Remuneration Advisers
As permitted by the Remuneration Committee Charter, the Remuneration Committee retained Aon Hewitt (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2018. The Remuneration Committee reviews the appointment of its advisers each year. Both Aon Hewitt and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2018 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.
The Remuneration Committee reviewed these certifications before re-appointing each adviser for fiscal year 2019.
Benchmarking Analysis
To assist the Remuneration Committee in making remuneration decisions, the Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors, including size, industry, and exposure to the US housing market. For fiscal year 2018, the Peer Group remained unchanged from fiscal year 2017 with the exception of the removal of Headwaters, Inc, which was acquired by Boral Limited. The Remuneration

James Hardie 2018 Annual Report on Form 20-F	36

Committee believes that US market focused companies are a more appropriate peer group than ASX-listed companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face. The names of the 23 companies comprising the Peer Group are set forth below.

Acuity Brands, Inc	Martin Marietta Materials, Inc	Simpson Manufacturing Co., Inc
American Woodmark Corp	Masco Corporation	Trex Co., Inc
Apogee Enterprises, Inc	Mohawk Industries, Inc	USG Corp
Armstrong World Industries, Inc	Mueller Water Products, Inc	Valmont Industries, Inc
Eagle Materials, Inc	NCI Building Systems, Inc	Valspar Corporation
Fortune Brands Home & Security	Owens Corning	Vulcan Materials Co
Lennox International, Inc	Quanex Building Products Corp	Watsco, Inc
Louisiana-Pacific Corp	Sherwin Williams Co

The Peer Group was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2018.
Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2018 against:

•	our historical performance;

•	our Peer Group;

•	the goals in our STI and LTI variable remuneration plans; and

•	the key objectives and measures the Board expects to see achieved, which are referred to as the “Scorecard” and further discussed later in this Remuneration Report.
Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2018 was: (i) on the whole, below target on growth measures and slightly above target on earnings, resulting in STI variable remuneration outcomes being below target for fiscal year 2018; and (ii) when taken together with performance in fiscal years 2016 and 2017, at the 71st percentile of our Peer Group on TSR performance, above expectations on ROCE performance, and on average, at expectations on long-term strategic measures included in the Scorecard, resulting in LTI variable remuneration being above target for fiscal years 2016-2018.
More details about this assessment, including the percentage of the maximum variable remuneration awarded to or forfeited by Senior Executive Officers is set out on pages 39 through 48 of this Remuneration Report.
DESCRIPTION OF 2018 REMUNERATION ELEMENTS
Base Salaries and Other Fixed Remuneration Benefits
Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, as well as the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year.
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2018, the base salary and value of other fixed benefits for each of our

James Hardie 2018 Annual Report on Form 20-F	37

Senior Executive Officers are provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.
In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$18,000 in calendar year 2017 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$270,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2018, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	Long Term Incentive Plan 2006 (“LTIP”)	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)
STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2018, the STI target percentage for Mr Gries was 125% of base salary, 70% of base salary for Messrs Marsh and Truong, and 60% of base salary for Messrs Gadd and Nielsen, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.
Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans, which for Senior Executive Officers will prevent payment of any STI under the CP and IP Plans unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2018, the ‘circuit breaker’ was set at 60% of our fiscal year 2018 plan Adjusted EBIT (indexed to housing starts) less any impairment costs the Remuneration Committee determines should be disregarded.
CP Plan
The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth

James Hardie 2018 Annual Report on Form 20-F	38

relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business and performance against certain “wood-look” competitors. Each Senior Executive Officer can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout multiple the Senior Executive Officer is tied to. All Senior Executive Officers are tied to either the US multiple (Messrs Gadd and Nielsen) or a composite multiple derived from the metrics for the US and Asia Pacific businesses combined (80% US and 20% Asia Pacific for Messrs Gries and Marsh; 30% US and 70% Asia Pacific for Mr Truong).
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
To ensure that the payout matrices represent genuinely challenging targets aligned with our executive remuneration philosophy, the Growth Measure is indexed to take into account changes in new housing starts in both the US and Asia Pacific and the US repair and remodel market, while the Return Measure is indexed to take into account changes in pulp prices. The targets for the Return Measure exclude costs related to legacy issues. The Remuneration Committee has reserved for itself discretion to change the STI paid. Examples of instances when the Remuneration Committee would consider exercising this discretion include external factors outside of management’s control, and for the US CP Plan only, if the general shift toward smaller homes at each segment of the US market is considered sufficiently material. The Remuneration Committee will disclose the reasons for any such exercise of its discretion.
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
We do not disclose the volume Growth Measure and earnings Return Measure targets for our US or Asia Pacific businesses since these are commercial-in-confidence. However, achieving a target payment for the Return Measure under either the US or Asia Pacific payout matrix for fiscal year 2018 would have required performance equal to the average of performance for the previous three years and the fiscal year 2018 plan. Achieving a target payout for the Growth Measure requires growth substantially above market growth.

Additional US Performance Metrics

In order to align and focus management’s performance on initiatives that are key to the success of the US business, the US payout multiple for fiscal year 2018 is determined by performance against the matrix multiple (Growth and Return Measures for 70% of STI opportunity), the interiors product business multiple (for 10% of STI opportunity), and the “Wood-look” multiple (for 20% of STI opportunity). The overarching formula for the US payout multiple is:

James Hardie 2018 Annual Report on Form 20-F	39

Each payout factor (Matrix Factor, Interiors Factor, and “Wood-look” Factor) is capped as follows to properly balance management’s focus across volume growth, returns and key initiatives:

•	Matrix Factor = capped at 2.0x

•	Matrix Factor plus Interiors Factor = capped at 2.3x

•	“Wood-look” Factor = capped at 1.25x

The Interiors Multiple is measured as a function of the revenue growth of our interiors business in fiscal year 2018. The “Wood-look” Multiple is measured as our growth against key “wood-look” competition.

We do not disclose the interiors volume growth or “wood-look” targets since these are commercial-in-confidence. However, achieving a target payment for fiscal year 2018 requires interior volume performance above fiscal year 2017 interiors volume and substantial growth against key “wood-look” competition.

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
STI Plan Performance for Fiscal Year 2018

Our CP Plan results and the subsequent STI payouts for fiscal year 2018 were, on the whole, below target as a result of:

•	the US business performing above target on the Return Measure in the first half of the fiscal year;

•	the US business performing below target on the Growth Measure primarily due to the impact of capacity constraints on demand;

•	the US business performing below target on the Interiors Factor and “Wood-look” Factor;

•	Asia Pacific performing above target on the Growth Measure; and

•	Asia Pacific performing above target on the Return Measure due to higher returns in Australia, partially offset by below target returns in New Zealand and the Philippines.

In regards to the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2018 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2018 one-year individual performance and core organizational values goals.

For fiscal year 2018, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers”. In regards to Mr Nielsen, he received an at-target level bonus, as provided in his terms of employment.

James Hardie 2018 Annual Report on Form 20-F	40

The percentage of the maximum STI Variable Remuneration awarded to or forfeited by each Senior Executive Officer for (individual and company) performance in fiscal year 2018 compared to fiscal year 2017 was:

	STI Award[1]
	Awarded %	Forfeited %
L Gries
Fiscal Year 2018	28	72
Fiscal Year 2017	33	67
M Marsh
Fiscal Year 2018	28	72
Fiscal Year 2017	35	65
S Gadd
Fiscal Year 2018	16	84
Fiscal Year 2017	34	66
J Truong
Fiscal Year 2018	63	37
Fiscal Year 2017	—	—
Z Nielsen
Fiscal Year 2018[2]	37	63
Fiscal Year 2017	—	—

____________

1	Awarded = % of STI Award maximum actually paid. Forfeited = % of STI Award maximum foregone. STI Award amounts are paid in cash under the CP and IP Plans.
2    Amount shown for Mr Nielsen is a target-level STI bonus for fiscal year 2018 as provided for in his terms of employment.

In addition to his annual bonus under the STI Plan, Mr Gadd also received a one-time cash allotment of US$150,000 to recognize additional oversight responsibilities undertaken during fiscal year 2018 in the areas of sales and research and development.

LTI Plans
Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;

•	Relative TSR RSUs are used as they are an indicator of our performance relative to our US peer companies; and

•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2018 Annual Report on Form 20-F	41

Awards issued under the LTI Plans are issued pursuant to the terms of the LTIP. During fiscal year 2018, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
L Gries	136,441	246,902	409,323
M Marsh	40,932	74,071	122,797
S Gadd	27,288	49,380	81,865
J Truong	34,110	61,726	102,331
Z Nielsen	34,110	61,726	102,331

RSUs issued under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.
ROCE RSUs (25% of target LTI)
The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:

•	tie the reward’s value to share price which provides alignment with shareholder interests;

•	promote that we earn appropriate returns on capital invested;

•	reward performance that is under management’s direct influence and control; and

•	focus management on capital efficiency as the necessary precondition for the creation of additional shareholder value.
Consistent with fiscal years 2013 through 2017, the maximum payout for the ROCE RSUs is 200% of target LTI. ROCE is determined by dividing Adjusted EBIT by Adjusted Capital Employed2. The ROCE hurdles will be indexed for changes to US and Asia Pacific addressable housing starts. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed through a year rather than at a certain point in time.
ROCE hurdles for the ROCE RSUs are based on historical results and take into account the recovering US housing market and better optimization of our manufacturing plants. The three-year average ROCE for fiscal years 2015, 2016 and 2017 was 29.9%.

____________
2    For purposes of ROCE RSU vesting, “Adjusted EBIT” and “Adjusted Capital Employed” will be calculated as follows:
“Adjusted EBIT” will be calculated as (i) EBIT as reported in our financial results; adjusted by (ii) excluding the earnings impact of legacy issues (such as asbestos adjustments); and (iii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee.
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

James Hardie 2018 Annual Report on Form 20-F	42

The hurdles for ROCE RSUs granted in fiscal year 2018 (for performance in fiscal years 2018 to 2020) were changed from those granted in fiscal year 2017 as follows:

Fiscal Years 2017-2019 ROCE	Fiscal Years 2018-2020 ROCE	% of ROCE RSUs Granted to Vest
< 24.0%	< 25.0%	0%
≥ 24.0%, but < 26.0%	≥ 25.0%, but < 27.0%	25%
≥ 26.0%, but < 28.5%	≥ 27.0%, but < 29.5%	50%
≥ 28.5%, but < 29.5%	≥ 29.5%, but < 30.5%	75%
≥ 29.5%	≥ 30.5%	100%
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
ROCE RSUs Vesting in Fiscal Year 2018 (For Fiscal Years 2015-2017)
As a component of the fiscal year 2015 LTI Plan, we granted ROCE RSUs in September 2014. The ROCE RSUs comprised 40% of each Senior Executive Officer’s LTI target and were granted assuming maximum performance (200% of target). Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2015-2017 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	% of ROCE RSUs Granted to Vest
< 22.0%	0%
≥ 22.0%, but < 24.5%	25%
≥ 24.5%, but < 27.0%	50%
≥ 27.0%, but < 28.5%	75%
≥ 28.5%	100%
Based solely on the average ROCE result for fiscal years 2015-2017 of 29.9%, 100% of the ROCE RSUs granted (or 200% of target) would have vested. However, based on the Remuneration Committee’s assessment of the quality of returns balanced against management’s delivery of market share growth, the Remuneration Committee determined that it would apply negative discretion in the amount of 40%. As such, 60% (or 120% of target) of the outstanding fiscal year 2015 ROCE RSUs vested on 18 September 2017. Unvested ROCE RSUs from this grant were forfeited.

James Hardie 2018 Annual Report on Form 20-F	43

ROCE RSUs Vesting for Fiscal Years 2016-2018
As a component of the fiscal year 2016 LTI Plan, we granted ROCE RSUs in September 2015. The ROCE RSUs comprised 40% of each Senior Executive Officer’s LTI target and were granted assuming maximum performance (200% of target). Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2016-2018 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	% of ROCE RSUs Granted to Vest
< 23.0%	0%
≥ 23.0%, but < 25.0%	25%
≥ 25.0%, but < 27.5%	50%
≥ 27.5%, but < 28.5%	75%
≥ 28.5%	100%
Based solely on the average ROCE result for fiscal years 2016-2018 of 31.0%, 100% of the ROCE RSUs granted (or 200% of target) would have vested. However, based on the Remuneration Committee’s assessment of the quality of returns balanced against management’s delivery of market share growth, the Remuneration Committee determined that it would apply negative discretion in the amount of 30%. As such, 70% (or 140% of target) of the outstanding fiscal year 2016 ROCE RSUs will vest on 16 September 2018. Unvested ROCE RSUs from this grant will be forfeited.
Relative TSR RSUs (25% of target LTI)
The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.
We have used Relative TSR RSUs in our LTI Plan since fiscal year 2009. Consistent with fiscal years 2013 through 2017, the maximum payout for Relative TSR RSUs granted in fiscal year 2018 is 200% of target LTI.

James Hardie 2018 Annual Report on Form 20-F	44

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2018, our relative TSR performance will be measured against the Peer Group over a three year period from grant date, with no re-testing. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

Performance against Peer Group	% of Relative TSR RSUs Granted to Vest
< 40th Percentile	0%
40th Percentile	25%
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	50%
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	100%
No re-testing of fiscal year 2018 relative TSR RSUs is permitted.
The Remuneration Committee will continue to monitor the design of the Relative TSR RSU component of the LTI Plan for Senior Executive Officers with the aim of balancing investor preferences with the ability to motivate and retain Senior Executive Officers.
TSR RSUs Vesting in Fiscal Year 2018
As part of the fiscal year 2015 LTI Plan, in September 2014 we granted four and a half year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the peer group in place at that time, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs Granted to Vest
< 40th Percentile	0%
40th Percentile	25%
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	50%
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	100%
In September 2017, the first test of relative TSR performance was completed, resulting in our TSR performance at the 50th percentile of the peer group in place at the time. As a result, 37.5% of the outstanding Relative TSR RSUs (or 75% of target) vested.

James Hardie 2018 Annual Report on Form 20-F	45

Scorecard LTI (50% of target LTI)
Scorecard LTI have been a component of our LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements (with scores between 0 and 100) and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence. Consistent from fiscal year 2010, the maximum payout for Scorecard LTI is 300% of target LTI.
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
Further details related to the Scorecard for fiscal year 2018, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report for fiscal year 2017. An assessment of our Scorecard performance for fiscal years 2016-2018 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2018-2020 at the conclusion of fiscal year 2020.

James Hardie 2018 Annual Report on Form 20-F	46

Scorecard LTI for Fiscal Years 2016-2018
After fiscal year 2018, the Remuneration Committee reviewed our performance over fiscal years 2016-2018 against the Scorecard objectives set forth in fiscal year 2016, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating of 34% (with a range of 33% to 36%) out of a possible 100%.

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Grow exterior cladding market share and maintain category share in the US business
A key strategy for the Company is to maximize its market share growth/retention of the exterior cladding market for new housing starts and for repair & remodel markets.

Goal: Primary Demand Growth ("PDG") above market. Outperformance against ‘wood-look’ competition.

Result: PDG performance below the Board requirement. Growth above key competition, but a decrease in exterior cladding market share.
Performance below expectations
Build US organizational and leadership capability in support of the 35/90 growth target
The amount of growth that 35/90 entails requires lower turnover levels and an increase in management depth and organizational capability.

Goal: Continued focus on turnover, succession planning, engagement initiatives and programs to build organizational capability demonstrated by greater bench strength of high performing managers.

Result: Slight increase in total turnover over the three year period, however improvement in the critical areas of leadership development and advancing organizational capability.
Performance met expectations
Manufacturing effectiveness and sourcing efficiency The Company operates a national US network of manufacturing facilities.
Goal: Commercial-in-confidence metrics for product and process efficiency and material yield used to confirm manufacturing performance and progress as well as service levels are effectively supporting our product leadership strategy.

Result: Met PcI/PdI targets, though did not meet First Pass Quality targets during the three year period while focusing on starting-up and commissioning 4 new lines and 600 new manufacturing employees, resulting in a significantly expanded manufacturing network both in scale and capability.

Service surpassed the target in fiscal year 2016, but missed the last two years of the period primarily due to supply/capacity constraints during fiscal year 2017 and the first half of fiscal year 2018.

Performance met expectations
Safety The safety of our employees is an essential objective of the Company.	Goal: 2.0 or below incident rate (“IR”) and 20.0 or below severity rate (“SR”). Result: IR SR FY2018 1.1 20.9 FY2017 1.4 20.5 FY2016 1.8 42.4 One fatality in FY18.	Performance below expectations

James Hardie 2018 Annual Report on Form 20-F	47

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Maintain market position on core products in Australian and New Zealand markets and grow Scyon to greater proportion of Australian business Value creating opportunity.
Goal: Grow category share on core Australian and New Zealand products, grow PDG in Australia and New Zealand, and achieve growth of Scyon as a percentage of the Australian business.

Result: Asia Pacific business has maintained and grown market position in Australia and New Zealand markets over the period driven by a new management focus on new products and segments, and a continued and substantial investment in management capability and marketing programs. Scyon grew as a percentage of the Australian business over the three-year period.
Performance exceeded expectations
Global start-up of capacity additions Expansion to support expected growth over the next 20 years.
Goal: Completion of building construction, equipment installation and start up at identified sites.

Result: The Company expanded global nameplate capacity by ~20% during the three year period. The Company added four brownfield sheet machines in North America and a new sheet machine and new finishing lines in Carole Park over the three year period. The Company’s returns will significantly benefit from identification of brownfield capacity versus adding more expensive greenfield capacity.
Performance exceeded expectations
Strategic positioning Developing sustainable growth beyond the Company’s traditional markets may create shareholder value through increased profits and diversification for lower risk.
Goal: This measure is subjective and achievement can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically.

Result: Plans in place to move forward with additional product offerings which show great potential in terms of market acceptance and profitability. Additionally, the acquisition of Fermacell has repositioned our European business for greater growth and expansion.
Performance exceeded expectations
Customer experience Necessary to support the Company’s 35/90 strategy.
Goal: Demonstrated improvement in the customer experience based on measures set in fiscal years 2015 and 2016.

Result: Customer experience initiatives met expectations. The Customer Experience team was disbanded and the initiatives distributed within operations. Operations has had success in continuing to execute on the customer experience strategy despite challenges associated with demand dampening.
Performance met expectations

James Hardie 2018 Annual Report on Form 20-F	48

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Defend market share position against key wood-look competitors Necessary to support the Company’s 35/90 strategy.
Goal: Outgrow key wood-look competitors in specific markets in the aggregate measured on a calendar year basis.

Result: By the end of the three-year period, the Company’s performance was negatively impacted by our supply constraint.
Performance below expectations
Trim market strategy implementation Developing sustainable growth beyond the Company’s traditional products.
Goal: Commercial-in-confidence targets will be reviewed to confirm progress is supporting the Company’s trim market strategy.

Result: Performance for the three-year period is above the prior three-year period and continues to grow in key markets.
Performance met expectations
Fiscal Year 2018 Retention Grants subject to extra service criteria
In addition to the above-mentioned annual LTI grants, the Remuneration Committee also determined to issue a non-recurring retention award grant (the “Retention Grant Awards”) to each of Messrs Marsh, Truong, Gadd and Nielsen in fiscal year 2018. In determining to grant these special Retention Grant Awards, the Remuneration Committee carefully considered its desire to maintain a stable management team for the foreseeable future and enhance its co-dependency and cooperation as the Company prepares for its eventual CEO transition process. The number of Retention Grant Awards issued to each of Messrs Marsh, Truong, Gadd and Nielsen were identical to the award amounts and award types granted to such Senior Executive Officers under the LTI Plan for fiscal year 2018 and such Retention Grant Awards contain the same performance-vesting criteria; however, with additional service-vesting criteria. Specifically, at the end of the applicable three-year performance period, James Hardie will determine the amount and type of Retention Grant Awards available for vesting based on the established performance criteria and any Retention Grant Awards which are unavailable for vesting based on the performance criteria will be forfeited. Thereafter, one-third of such Retention Grant Awards will vest and be converted into shares of common stock or cash, as the case may be, and the remaining Retention Grant Awards will vest ratably on each of the fourth and fifth anniversaries of the grant date, subject to the applicable Senior Executive Officer’s continued employment with James Hardie.

Fiscal Year 2018 Retention Grants
	ROCE RSUs	TSR RSUs	Scorecard LTI Units
M Marsh	40,932	74,071	122,797
S Gadd	27,288	49,380	81,865
J Truong	34,110	61,726	102,331
Z Nielsen	34,110	61,726	102,331

James Hardie 2018 Annual Report on Form 20-F	49

CHANGES TO REMUNERATION FOR FISCAL YEAR 2019
Remuneration for Fiscal Year 2019
During May 2018, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2019.
CEO Compensation
For fiscal year 2019, there will be no changes to the CEO’s base salary, target STI or target LTI.
Other Senior Executive Officer Compensation
Base pay and target STI increases in fiscal year 2019 for other Senior Executive Officers are as follows:

	Base Salary		Target STI
Name	Fiscal Year 2018 (US$)	Fiscal Year 2019 (US$)	Fiscal Year 2018 (US$)	Fiscal Year 2019 (US$)
M Marsh	600,000	630,000	70%	75%
S Gadd	500,000	525,000	60%	No change
J Truong	600,000	630,000	70%	75%
Z Nielsen	500,000	525,000	60%	No change
There are no changes to target LTI for the Senior Executive Officers for fiscal year 2019. Base salary increases for Messrs Marsh, Gadd, Truong and Nielsen were made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. The target STI increases for Messrs Marsh and Truong were made to continue to align compensation packages with our CEO succession plan and our need to retain key senior executives through the eventual CEO transition process.
STI Plans

Given the acquisition of Fermacell on 3 April 2018, the CP plan for fiscal year 2019 will include payout matrices for our European businesses based on revenue and returns, similar in nature to the US and Asia Pacific plans. Payouts under the European matrix may range from 0 to 300%.

The Remuneration Committee has also implemented a circuit breaker for the US business which will prevent any fiscal year 2019 CP bonus from being paid to participants tied to the US multiple if performance on the Growth Measure does not meet the minimum threshold set by the Remuneration Committee. In the event of a zero payout for the US multiple, the US multiple used in the calculation of any composite multiple will also be zero.

For fiscal year 2019, all Senior Executive Officers will continue to be tied to either the US multiple (Messrs Gadd and Nielsen) or a composite multiple derived from the metrics for the US, Asia Pacific and European businesses combined (75% US, 15% Asia Pacific and 10% European for Messrs Gries and Marsh; 30% US, 40% Asia Pacific and 30% European for Mr Truong).

James Hardie 2018 Annual Report on Form 20-F	50

There will be no other changes to the operation of the IP or CP Plans for fiscal year 2019 with the exception of establishing new commercial-in-confidence targets aligned with our strategic initiatives as we do every year.
LTI Plan
The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of JHI plc’s assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2019 LTI Plan is consistent with the plan for fiscal year 2018, with minor updates to ROCE RSU hurdles and Scorecard objectives.
The 2018 Notice of AGM contains further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2019. Changes to ROCE performance hurdles and Scorecard objectives for fiscal year 2019 are set forth below.
Changes to LTI Variable Compensation for Fiscal Year 2019
ROCE RSUs
To incorporate the impact of the Fermacell acquisition into the three-year plan, the Remuneration Committee adjusted the hurdles for fiscal year 2019 ROCE RSUs (for performance in fiscal years 2019 to 2021) from the hurdles for fiscal year 2018 ROCE RSUs as follows:

Fiscal Years 2019-2021 ROCE	Fiscal Years 2018-2020 ROCE	% of ROCE RSUs Granted to Vest
< 24.0%	< 25.0%	0%
≥ 24.0%, but < 26.0%	≥ 25.0%, but < 27.0%	25%
≥ 26.0%, but < 27.5%	≥ 27.0%, but < 29.5%	50%
≥ 27.5%, but < 28.5%	≥ 29.5%, but < 30.5%	75%
≥ 28.5%	≥ 30.5%	100%
The Remuneration Committee believes the adjusted hurdles continue to require management to deliver improved and sustainable operational efficiencies after adjustment for the Fermacell acquisition.

James Hardie 2018 Annual Report on Form 20-F	51

Scorecard LTI
The Remuneration Committee has set the following seven fiscal year 2019 Scorecard goals (for performance in fiscal years 2019 to 2021) to ensure alignment with our strategic priorities:

Performance Goal/Rationale	Performance Metric	Board Expectation
Deliver 3 Key Global Initiatives: Scaling the Company for Sustainable Future Growth. Changing the Company culture to include the engagement of a broader management group to drive how work is done.
Safety
A Global Standard in place for safety. One Company Approach is evident.

JH Operating System
A sustainable and integrated approach to strategic planning process, people management process, and operating the Company.

Project Engage
Develop, retain and hire next generation JH talent and build high-performing GMT.

Safety
See “Zero Harm” goal below.

JH Operating System
A Company-wide process linking a business plan with talent management and a rigorous and disciplined operating calendar resulting in predictable execution.

A Company-wide process to assess employee performance, and linked to talent management processes and strategies.

Project Engage
See “People” goal below.

Accelerate North America Fiber Cement Organic Growth Rates: Growing market share in all our businesses and geographies.

A key strategy for the Company is to maximize market share of the exterior cladding market for new housing starts and for repair & remodel markets in North America, while striving for 90% category share.
	Our PDG performance for exterior cladding compared to the underlying market (in standard feet) and outperformance of key competition, and volume growth of our interiors business.	PDG growth above market and outperformance against key competition for exterior cladding and positive volume growth for our interiors business.
People: Continue to invest in the development and promotion of our people.

The ability for the Company to realize its growth potential and deliver results in line with shareholder expectations requires higher engagement, lower turnover, an increase in management depth, and greater organizational capability.
A range of factors including the rate of salaried turnover, execution of programs to build organizational capability and bench strength for key roles, and succession planning.
Continued focus on turnover and engagement initiatives, success in external recruitment, onboarding of key positions and programs to build organizational capability, and development of/successful execution on a management team succession plan.

Zero Harm The safety of our employees is an essential objective of the Company.
Days Away Restricted Duty (DART): the number of recordable incidents per 100 fulltime employees that resulted in lost or restricted days or job transfer due to work related injuries or illnesses.

Fleet Incident Rate (Fleet IR): incidents per miles driven.

Employee engagement on safety.
DART: 0.20 in FY2021. Fleet IR: 5.47 in FY2021. Employee engagement: 85% in FY2021.

James Hardie 2018 Annual Report on Form 20-F	52

Performance Goal/Rationale	Performance Metric	Board Expectation
Hardie Advantage Manufacturing: An unrivalled commitment to research and development; maintaining our manufacturing cost advantage; delivering industry leading quality and service levels; investing in future manufacturing capability and capacity; utilizing technology to better improve our customers’ experiences with us; and ensuring we meet our financial returns objective.

Adequate capacity, and effective machine utilization, product quality, and service are critical to delivering future growth and optimizing returns through a more efficient manufacturing network.

Completion of capacity projects on budget and schedule. First pass quality and service, as well as sheet machine product and process efficiency metrics.
Manufacturing performance data is commercial-in-confidence.
Commercial-in-confidence targets will be reviewed to confirm progress is supporting the Company’s product leadership strategy.
Asia Pacific: Pursue organic growth in Asia Pacific markets. Value creating opportunity.
Category share and PDG,
continued growth of Scyon and introduction and growth of new products in Asia Pacific, and maintain supply ahead of demand. Manufacturing performance data is commercial-in-confidence.

Maintain category share and PDG on core Australian and New Zealand products.

Achieve growth in Scyon as well as the introduction of new products in Asia Pacific.

Commercial-in-confidence targets will be reviewed to confirm progress is supporting the Company’s product leadership strategy.

JH Europe: Successfully integrate and grow the Fermacell business and develop a business plan to manufacture fiber cement products that meet European market needs.

Long-term growth of James Hardie in part requires growth businesses beyond North America and Asia Pacific core fiber cement.
	Fiber gypsum market share growth in targeted countries. Deliver fiber gypsum business case for EBIT and cash flow.	Increase in sales revenue and EBIT over the three-year period and progress with the development of the Europe business plan, including local R&D and manufacturing capability.

James Hardie 2018 Annual Report on Form 20-F	53

OTHER EXECUTIVE COMPENSATION PRACTICES
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
In addition, all fiscal year 2018 LTI grants made to Messrs Gries and Marsh, as well as all Retention Grant Awards, are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2019, all LTI grants made to members of the GMT will be subject to this clawback provision.
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

James Hardie 2018 Annual Report on Form 20-F	54

years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).
As of 31 March 2018, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.
Equity Award Practices
Annual equity awards under the LTI Plan are generally approved by the Remuneration Committee in May of each year with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.
For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.
Loans
We did not grant loans to Senior Executive Officers during fiscal year 2018. There are no loans outstanding to Senior Executive Officers.
Employment and Severance Arrangements
During fiscal year 2018, we maintained employment agreements with each of Messrs Gries and Marsh. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.
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

•
In the event that Mr Gries’ employment is terminated by the Company for any reason other than for cause, or if Mr Gries voluntarily terminates his employment for good reason, the Company shall pay to Mr Gries, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination: (i) an amount equal to 150% of his then current base salary; (ii) an amount equal to 150% of his average annual STI bonus actually paid, calculated based on the three full fiscal years immediately preceding the year of termination; (iii) his prorated bonus; (iv) no pro rata forfeiture of his unvested RSUs/Scorecard LTI grants - these will vest in accordance with the terms and timing of the specific grants; and (v) continuation of health and medical benefits at the

James Hardie 2018 Annual Report on Form 20-F	55

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

James Hardie 2018 Annual Report on Form 20-F	56

monthly payments for a period of 18 months equal to the premium Mr Marsh would be required to pay for COBRA continuation coverage under James Hardie’s health benefit plans, determined using the COBRA premium rate in effect for the level of coverage that Mr Marsh has in place immediately prior to termination; and (vii) the Company will assist Mr Marsh in finding other employment opportunities by providing to him, at James Hardie’s limited expense, reasonable professional outplacement services through the provider of James Hardie’s choice for a period of up to 24 months.

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

Severance Employment Arrangements with Jack Truong and Zean Nielsen
In connection with their initial retention, we have agreed to certain severance provisions and other employment terms with each of Messrs Truong and Nielsen. In regards to severance, Messrs Truong and Nielsen may be entitled to severance compensation in the event of the termination of either Mr Truong’s or Mr Nielsen’s employment under specified circumstances. In particular, in the event the Company terminates Mr Truong or Mr Nielsen without cause (as defined in their respective offer letters) or Mr Truong or Mr Nielsen voluntarily terminate their respective employment for Good Reason (as defined in their respective offer letter), then Mr Truong or Mr Nielsen, as the case may be, shall be entitled to: (i) a lump-sum amount equal to his unpaid base salary through and including the date of termination, as well as accrued, unused vacation pay and unreimbursed business expenses; (ii) a payment for any earned but unpaid annual incentive award for a completed calendar year prior to the date of termination; (iii) salary continuation for the two year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (A) two times the base salary plus (B) one times the annual incentive award opportunity, as then in effect; (iv) an amount, if any, with respect to the annual incentive award opportunity for the year in which such termination of employment occurs, as determined under the terms and conditions of the Company’s annual incentive program(s); (v) all outstanding equity awards will remain subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); (vi) monthly payments for a period of 18 months equal to the premium Mr Truong or Mr Nielsen, as the case may be, would be required to pay for COBRA continuation coverage under James Hardie’s health benefit plans, determined using the COBRA premium rate in effect for the level of coverage in place immediately prior to termination; and (vii) the Company will assist Mr Truong or Mr Nielsen in finding other employment opportunities by providing to him, at James Hardie’s limited expense, reasonable professional outplacement services through the provider of James Hardie’s choice for a period of up to 24 months.
In addition to the severance arrangement outlined above, in connection with their initial retention, we also agreed to: (1) provide Mr Truong a one-time signing bonus of US$200,000; and (2) provide Mr Nielsen a series of six cash payments each in the amount of US$133,333, for an aggregate payment amount of US$800,000. The first cash payment was provided to Mr Nielsen shortly following his date of hire with us and the remaining payments have been/will be issued on a bi-annual basis. We also agreed to provide Mr Nielsen a target-level STI bonus for fiscal year 2018.

James Hardie 2018 Annual Report on Form 20-F	57

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2018 and 2017 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
L Gries[7]
Fiscal Year 2018	950,000	902,500	99,201	16,200	5,891,642	213,689	—	8,073,232
Fiscal Year 2017	979,269	1,061,625	117,701	15,900	6,164,203	1,678,876	—	10,017,574
M Marsh
Fiscal Year 2018	589,231	319,200	73,023	16,754	1,947,188	111,348	—	3,056,744
Fiscal Year 2017	569,231	370,048	77,579	16,454	1,339,162	241,857	—	2,614,331
S Gadd
Fiscal Year 2018	475,231	130,200	58,888	17,474	1,300,430	51,661	150,000	2,183,884
Fiscal Year 2017	421,231	227,174	34,429	16,011	913,691	178,409	—	1,790,945
J Truong[8]
Fiscal Year 2018	576,923	718,515	44,685	24,508	621,741	39,814	302,355	2,328,541
Fiscal Year 2017	—	—	—	—	—	—	—	—
Z Nielsen[8]
Fiscal Year 2018	298,077	300,000	24,263	—	621,741	39,814	266,667	1,550,562
Fiscal Year 2017	—	—	—	—	—	—	—	—
TOTAL
Fiscal Year 2018	2,889,462	2,370,415	300,060	74,936	10,382,742	456,326	719,022	17,192,963
Fiscal Year 2017	1,969,731	1,658,847	229,709	48,365	8,417,056	2,099,142	—	14,422,850
____________

1
Base pay for FY2017 includes salary paid to Senior Executive Officers for the 27 bi-weekly paychecks received during FY2017 as compared to 26 bi-weekly paychecks as is typically standard in most fiscal years, including FY2018. This additional bi-weekly pay period was a function of the number of bi-weekly pay dates during FY2017 only and does not represent an increase in the base salary rate for Senior Executive Officers.

2
For further details on STI awards paid for fiscal years 2018 and 2017, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2018 and paid in June 2017, for fiscal years 2018 and 2017, respectively.

3
Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.

4
Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs and ROCE RSUs, including the Retention Grant Awards. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation based upon an estimate of the number of awards that are expected to vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes the equity award expense in fiscal years 2018 and 2017 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

5
The amount included in this column is the equity award expense in relation to ROCE RSUs, Scorecard LTI awards and Retention Grant Awards of ROCE RSUs and Scorecard LTI resulting solely from changes in the fair market value of the US dollar share price during fiscal years 2018 and 2017. During fiscal year 2018, there was an 11.5% appreciation in our underlying share price from US$15.72 to US$17.53. During fiscal year 2017, there was a 14.9% appreciation in our underlying share price from US$13.68 to US$15.72, as a result of changes in the AUD/USD exchange rate.

James Hardie 2018 Annual Report on Form 20-F	58

6
Includes the aggregate amount of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments and relocation allowances and costs.

7	L Gries base pay includes US$196,876 and US$189,005 in fiscal years 2018 and 2017, respectively, which is allocated for tax purposes to his services on the Company’s Board.

8	Messrs Truong and Nielsen joined the Company during fiscal year 2018. Mr Truong was hired 10 April 2017 and Mr Nielsen was hired 21 August 2017.
Variable Remuneration Payable in Future Years
Details of the accounting cost of the variable remuneration for fiscal year 2018, including Retention Grant Awards that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The tables below are based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

	Scorecard LTI[1] (US dollars)
	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	TOTAL
L Gries	905,907	1,489,442	1,493,523	583,535	—	—	4,472,407
M Marsh	471,860	775,806	777,382	418,539	124,988	33,047	2,601,622
J Truong	393,217	646,505	647,818	348,782	104,157	27,539	2,168,018
Z Nielsen	393,217	646,505	647,818	348,782	104,157	27,539	2,168,018
S Gadd	314,573	517,204	518,255	279,026	83,326	22,031	1,734,415
	2,478,774	4,075,462	4,084,796	1,978,664	416,628	110,156	13,144,480

	ROCE RSUs[2] (US dollars)
	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	TOTAL
L Gries	226,475	372,358	373,378	145,883	—	—	1,118,094
M Marsh	117,965	193,951	194,346	104,635	31,247	8,262	650,406
J Truong	98,304	161,626	161,955	87,196	26,039	6,885	542,005
Z Nielsen	98,304	161,626	161,955	87,196	26,039	6,885	542,005
S Gadd	78,643	129,301	129,564	69,756	20,831	5,508	433,603
	619,691	1,018,862	1,021,198	494,666	104,156	27,540	3,286,113

	Relative TSR RSUs[3] (US dollars)
	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	TOTAL
L Gries	381,625	627,447	629,166	245,822	—	—	1,884,060
M Marsh	204,253	335,821	336,494	182,977	56,072	14,825	1,130,442
J Truong	170,211	279,851	280,413	152,481	46,727	12,355	942,038
Z Nielsen	170,211	279,851	280,413	152,481	46,727	12,355	942,038
S Gadd	136,167	223,877	224,326	121,983	37,381	9,884	753,618
	1,062,467	1,746,847	1,750,812	855,744	186,907	49,419	5,652,196

____________

1
Represents annual SG&A expense for Scorecard LTI granted in August 2017. The fair value of each award is adjusted for changes in our common stock price at each balance sheet date until the final Scorecard rating is applied in August 2020, at which time the final value is based on our share price and the Senior Executive Officers Scorecard rating at the time of vesting.

James Hardie 2018 Annual Report on Form 20-F	59

2
Represents annual SG&A expense for the ROCE RSUs granted in August 2017. The fair value of each RSU is adjusted for changes in our common stock price at each balance sheet date until August 2020 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.

3	Represents annual SG&A expense for the Relative TSR RSUs granted in August 2017 with fair market value estimated using the Monte Carlo option-pricing method.
OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2018.

Options
As at 30 April 2018, no Senior Executive Officers held stock options.

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2017	Granted	Total Value at Grant[1] (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2018	Fair Value per RSU[2] (US$)
L Gries	16-Sep-14[3,5]	16-Sep-17	260,346	260,346	$1,883,812	(97,629)	—	162,717	$7.2358
	16-Sep-14[4]	16-Sep-17	232,980	232,980	$2,607,442	(139,788)	(93,192)	—	$11.1917
	16-Sep-15[3]	16-Sep-18	292,514	292,514	$2,448,459	—	—	292,514	$8.3704
	16-Sep-15[4]	16-Sep-18	254,480	254,480	$3,227,875	—	—	254,480	$12.6842
	16-Sep-16[3]	16-Sep-19	218,159	218,159	$2,334,585	—	—	218,159	$10.7013
	16-Sep-16[4]	16-Sep-19	194,626	194,626	$3,045,566	—	—	194,626	$15.6483
	21-Aug-17[3]	21-Aug-20	—	246,902	$1,884,060	—	—	246,902	$7.6308
	21-Aug-17[4]	21-Aug-20	—	136,441	$1,936,357	—	—	136,441	$14.1919
M Marsh	16-Sep-14[3]	16-Sep-17	38,787	38,787	$280,655	(14,545)	—	24,242	$7.2358
	16-Sep-14[4]	16-Sep-17	33,283	33,283	$372,493	(19,969)	(13,314)	—	$11.1917
	16-Sep-15[3]	16-Sep-18	65,816	65,816	$550,906	—	—	65,816	$8.3704
	16-Sep-15[4]	16-Sep-18	57,258	57,258	$726,272	—	—	57,258	$12.6842
	16-Sep-16[3]	16-Sep-19	65,448	65,448	$700,379	—	—	65,448	$10.7013
	16-Sep-16[4]	16-Sep-19	58,388	58,388	$913,673	—	—	58,388	$15.6483
	21-Aug-17[3]	21-Aug-20	—	74,071	$565,221	—	—	74,071	$7.6308
	21-Aug-17[4]	21-Aug-20	—	40,932	$580,903	—	—	40,932	$14.1919
	21-Aug-17[6]	21-Aug-20	—	74,071	$565,221	—	—	74,071	$7.6308
	21-Aug-17[7]	21-Aug-20	—	40,932	$580,903	—	—	40,932	$14.1919
S Gadd	16-Sep-14[3]	16-Sep-17	38,787	38,787	$280,655	(14,545)	—	24,242	$7.2358
	16-Sep-14[4]	16-Sep-17	33,283	33,283	$372,493	(19,969)	(13,314)	—	$11.1917
	16-Sep-15[3]	16-Sep-18	47,533	47,533	$397,870	—	—	47,533	$8.3704
	16-Sep-15[4]	16-Sep-18	41,353	41,353	$524,530	—	—	41,353	$12.6842
	16-Sep-16[3]	16-Sep-19	35,451	35,451	$379,372	—	—	35,451	$10.7013
	16-Sep-16[4]	16-Sep-19	31,627	31,627	$494,909	—	—	31,627	$15.6483
	21-Aug-17[3]	21-Aug-20	—	49,380	$376,809	—	—	49,380	$7.6308
	21-Aug-17[4]	21-Aug-20	—	27,288	$387,269	—	—	27,288	$14.1919
	21-Aug-17[6]	21-Aug-20	—	49,380	$376,809	—	—	49,380	$7.6308
	21-Aug-17[7]	21-Aug-20	—	27,288	$387,269	—	—	27,288	$14.1919
J Truong	21-Aug-17[3]	21-Aug-20	—	61,726	$471,019	—	—	61,726	$7.6308
	21-Aug-17[4]	21-Aug-20	—	34,110	$484,086	—	—	34,110	$14.1919
	21-Aug-17[6]	21-Aug-20	—	61,726	$471,019	—	—	61,726	$7.6308
	21-Aug-17[7]	21-Aug-20	—	34,110	$484,086	—	—	34,110	$14.1919
Z Nielsen	21-Aug-17[3]	21-Aug-20	—	61,726	$471,019	—	—	61,726	$7.6308
	21-Aug-17[4]	21-Aug-20	—	34,110	$484,086	—	—	34,110	$14.1919
	21-Aug-17[6]	21-Aug-20	—	61,726	$471,019	—	—	61,726	$7.6308
	21-Aug-17[7]	21-Aug-20	—	34,110	$484,086	—	—	34,110	$14.1919

James Hardie 2018 Annual Report on Form 20-F	60

____________

1	Total Value at Grant = Fair Value per RSU multiplied by number of units granted.

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

3	Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles.

4	ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles as well as the potential application of negative discretion.

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

6	Special one-time retention grant of Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria.

7
Special one-time retention grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria, as well as the potential application of negative discretion.

Scorecard LTI

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2017	Granted	Vested[1]	Lapsed	Holding and Unvested at 30 April 2018
L Gries	16-Sep-14	16-Sep-17	262,103	262,103	(123,188)	(138,915)	—
	16-Sep-15[2]	16-Sep-18	286,290	286,290	—	—	286,290
	16-Sep-16	16-Sep-19	218,954	218,954	—	—	218,954
	21-Aug-17	21-Aug-20	—	409,323	—	—	409,323
M Marsh	16-Sep-14	16-Sep-17	37,443	37,443	(21,716)	(15,727)	—
	16-Sep-15[2]	16-Sep-18	64,415	64,415	—	—	64,415
	16-Sep-16	16-Sep-19	65,686	65,686	—	—	65,686
	21-Aug-17	21-Aug-20	—	122,797	—	—	122,797
	21-Aug-17[3]	21-Aug-20	—	122,797	—	—	122,797
S Gadd	16-Sep-14	16-Sep-17	37,443	37,443	(21,716)	(15,727)	—
	16-Sep-15[2]	16-Sep-18	46,522	46,522	—	—	46,522
	16-Sep-16	16-Sep-19	35,580	35,580	—	—	35,580
	21-Aug-17	21-Aug-20	—	81,865	—	—	81,865
	21-Aug-17[3]	21-Aug-20	—	81,865	—	—	81,865
J Truong	21-Aug-17	21-Aug-20	—	102,331	—	—	102,331
	21-Aug-17[3]	21-Aug-20	—	102,331	—	—	102,331
Z Nielsen	21-Aug-17	21-Aug-20	—	102,331	—	—	102,331
	21-Aug-17[3]	21-Aug-20	—	102,331	—	—	102,331
____________

1
Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2015-2017. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2017 Remuneration Report.

2
Scorecard LTI awards in respect of fiscal years 2016-2018 will vest on 16 September 2018. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 46 through 48 of this Remuneration Report.

3	Special one-time retention grant of Scorecard LTI awards granted under the LTIP, which are also subject to service-based vesting criteria.

James Hardie 2018 Annual Report on Form 20-F	61

REMUNERATION FOR NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2017 AGM approved the current maximum aggregate base and committee fee pool of US$2.8 million per annum. No additional Board fees are paid to executive directors.
Remuneration Structure
Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairman (and had been paid to the Deputy Chairman prior to his retirement), as well as for attendance at ad-hoc sub-committee meetings.
During fiscal year 2018, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities and workload requirements. The Remuneration Committee recommended an increase in the non-executive director base fee for calendar years 2018 and 2019 and the fee increase was effective from the start of the calendar year. The fee adjustment when calculated on a fiscal year basis equates to a 4.5% increase in base fee.

Position	Fiscal Year 2018 (US$)	Fiscal Year 2019 (US$)
Chairman	411,937	420,794
Board member	196,877	205,734
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000
____________
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

James Hardie 2018 Annual Report on Form 20-F	62

Director Retirement Benefits
We do not provide any benefits for our non-executive directors upon termination of their service on the Board.
Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2018 and 2017
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2018 and 2017:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2018	426,936	604,100	94,308	1,125,344
Fiscal Year 2017	410,065	—	28,142	438,207
D McGauchie
Fiscal Year 2018	—	—	—	—
Fiscal Year 2017	151,610	—	21,882	173,492
B Anderson
Fiscal Year 2018	237,876	—	—	237,876
Fiscal Year 2017	215,005	—	8,906	223,911
D Harrison
Fiscal Year 2018	209,887	—	10,410	220,297
Fiscal Year 2017	209,005	—	10,324	219,329
A Littley
Fiscal Year 2018	205,875	—	—	205,875
Fiscal Year 2017	195,005	—	16,030	211,035
J Osborne
Fiscal Year 2018	86,302	—	—	86,302
Fiscal Year 2017	201,005	—	—	201,005
R van der Meer
Fiscal Year 2018	219,876	—	—	219,876
Fiscal Year 2017	209,005	—	1,531	210,536
R Chenu[4]
Fiscal Year 2018	214,876	—	—	214,876
Fiscal Year 2017	195,005	—	4,390	199,395
A Gisle Joosen
Fiscal Year 2018	199,876	—	—	199,876
Fiscal Year 2017	189,005	—	1,406	190,411
S Simms
Fiscal Year 2018	186,957	—	—	186,957
Fiscal Year 2017	—	—	—	—
P Lisboa
Fiscal Year 2018	33,146	—	—	33,146
Fiscal Year 2017	—	—	—	—

Total Compensation for Non-Executive Directors
Fiscal Year 2018	2,021,607	604,100	104,718	2,730,425
Fiscal Year 2017	1,974,710	—	92,611	2,067,321

James Hardie 2018 Annual Report on Form 20-F	63

____________

1	Amount includes base, Chairman, former Deputy Chairman, Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2
Amount relates to a tax equalization payment in relation to income from the years ended 31 December 2010 through 31 December 2016 and includes US and Irish taxes due in connection with this payment in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence. This tax equalization payment was made in accordance with the non-executive director tax equalization policy approved by the Remuneration Committee in fiscal year 2016.

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

Director Remuneration for the years ended 31 March 2018 and 2017
For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2018	2017
Managerial Services[1]	$7,876,356	$9,828,569
Director Services[2]	2,927,303	2,256,327
	$10,803,659	$12,084,896
____________

1
Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for L Gries.

2
Includes compensation for all non-executive directors, which includes base, Chairman, former Deputy Chairman, Committee Chairman and cost of non-employee directors’ fiscal compliance in Ireland, and Company product received in accordance with the employee program as well as other costs connected with Board-related events paid for by the Company. It includes a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2018 and 2017.

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 30 April 2018 and 30 April 2017, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2018	CUFS at 30 April 2017	RSUs at 30 April 2018	RSUs at 30 April 2017
L Gries	504,507	404,038	1,505,839	1,453,105
M Marsh	61,251	59,557	501,158	318,980
S Gadd	55,101	36,407	333,542	228,034
J Truong	—	—	191,672	—
Z Nielsen	—	—	191,672	—

James Hardie 2018 Annual Report on Form 20-F	64

As of 30 April 2018 and 30 April 2017, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2018	CUFS at 30 April 2017
M Hammes [1]	44,109	44,109
B Anderson [2]	18,920	18,920
R Chenu	105,518	105,518
A Gisle Joosen	2,480	2,480
D Harrison [3]	19,259	19,259
P Lisboa	—	—
A Littley [4]	2,045	2,045
J Osborne [5]	—	22,551
S Simms	—	—
R van der Meer	17,290	17,290
____________

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

3	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.

4	2,045 CUFS held as ADSs in the name of Ms Littley.

5	Ceased to be a director on 18 August 2017.
Based on 441,524,118 shares of common stock outstanding at 30 April 2018 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2018 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2018, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.
Stock-Based Compensation Arrangements
At 31 March 2018, we had the following equity award plans:

•	the LTIP; and
•the 2001 Plan.
LTIP
The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012 and 2015. The Company intends to present the LTIP to shareholders for re-approval at the 2018 AGM.

James Hardie 2018 Annual Report on Form 20-F	65

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
As of 31 March 2018, there were 3,517,048 RSUs outstanding under the LTIP, divided as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2018	Outstanding as of 31 March 2018
TSR	September 2014	459,317	156,812	281,954
TSR	September 2015	579,262	—	555,776
ROCE	September 2015	503,944	—	483,512
TSR	September 2016	456,819	—	430,865
ROCE	September 2016	407,539	—	384,385
TSR	August 2017	685,490	—	642,282
ROCE	August 2017	378,809	—	354,931
TSR - Retention	August 2017	246,903	—	246,903
ROCE - Retention	August 2017	136,440	—	136,440
		Total Outstanding		3,517,048

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

As of 31 March 2018, there were 2,450,503 Scorecard LTI units outstanding under the LTIP, divided as follows:

Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 31 March 2018	Outstanding as of 31 March 2018
Scorecard	September 2015	566,936	—	543,950
Scorecard	September 2016	458,484	—	432,435
Scorecard	August 2017	1,131,309	—	1,064,794
Scorecard - Retention	August 2017	409,324	—	409,324
		Total Outstanding		2,450,503

James Hardie 2018 Annual Report on Form 20-F	66

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
The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. Outstanding RSUs granted under the 2001 Plan generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date
The 2001 Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.
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

James Hardie 2018 Annual Report on Form 20-F	67

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2018, there were no options outstanding under the 2001 Plan.
RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 332,262, 315,636, and 327,354 restricted stock units under the 2001 Plan in the years ended 31 March 2018, 2017 and 2016, respectively. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2018, there were 620,544 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2018	Outstanding as of 31 March 2018
December 2015	327,354	139,345	114,545
December 2016	297,388	67,241	181,164
December 2017	320,909	—	320,909
February 2018	3,926	—	3,926
	Total Outstanding		620,544

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 15 to our consolidated financial statements.

James Hardie 2018 Annual Report on Form 20-F	68

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
During fiscal year 2018, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 15 May 2018.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2018 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2018, except as otherwise noted below:

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

James Hardie 2018 Annual Report on Form 20-F	69

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
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2018.
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
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

•	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;

•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;

•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

James Hardie 2018 Annual Report on Form 20-F	70

•	approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;

•	reviewing the authority levels of the CEO and management;

•	approving the remuneration framework for the Company;

•	overseeing corporate governance matters for the Company;

•	approving corporate-level Company policies;

•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and

•	any other matter which the Board considers appropriate to be approved by the Board.
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

James Hardie 2018 Annual Report on Form 20-F	71

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
The following table provides the composition of each standing Board committee during fiscal year 2018, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4	●	4	4	●	5	5	●	4	4
B Anderson	4	4	C	4	4	●	5	5
R Chenu	4	4				●	5	5	●	4	4
D Harrison	4	4	●	4	4	●	3	3
A Gisle Joosen	4	4	●	4	4
P Lisboa	-	-							●	-	-
A Littley	4	4	●	4	4	●	5	5
J Osborne	2	2							●	2	2
S Simms	3	3				C	3	3
R van der Meer	4	4							C	4	4
____________
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

James Hardie 2018 Annual Report on Form 20-F	72

and bankruptcy. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision.
Agreements with Directors and Senior Executives
Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s remuneration information contained in “Section 1 – Remuneration Report” of this Annual Report.
Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2018 were conducted in accordance with the process outlined above in April and May 2018. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.
Board Performance Evaluation
The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2018, the process, which was undertaken in February and March 2018, involved the completion of a purpose-designed survey by each director and a private discussion between the Chairman and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.
Further, during fiscal year 2018, the Chairman of the Nominating and Governance Committee discussed with the Board, the Chairman’s performance and contribution to the effectiveness of the Board.
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

James Hardie 2018 Annual Report on Form 20-F	73

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.
Details of diversity composition across various levels of the organization at the end of fiscal year 2018 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	22% (2 of 9)	44% (4 of 9)
US BUSINESS [2]
Senior leadership positions[3]	12% (19 of 157)	25% (40 of 157)
All management positions	17% (67 of 401)	28% (111 of 401)
Total workforce	11% (326 of 2,840)	37% (1,048 of 2,840)
NON-US BUSINESSES [4]
Senior leadership positions[3]	24% (8 of 34)
All management positions	25% (35 of 139)
Total workforce	18% (210 of 1,155)
____________

1	Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.

2	Includes US employees with diversity characteristics including gender, race or national origin.

3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.

4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.
The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and

•	women in excess of 20% among non-executive directors.
With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2018, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2018 and the fiscal year 2019 plans.

James Hardie 2018 Annual Report on Form 20-F	74

Objectives	FY18 Actions and Outcomes	FY19 Plans
To promote a culture of diversity (which includes gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds)
•
Pilot cultural assessment launched in North America during Q1 with selected groups - HR & IT.
•
Culture assessment with the Global Management Team and their direct reports was conducted to prioritize initiatives. Initiatives to be identified and rolled out in FY19.
•
“Creating a Harassment Free Workplace” training launched in Q4FY18. All North American employees and leaders are registered and training is scheduled for completion by the end of Q1FY19.
•
Diversity and Inclusion program implemented in Australia with goals outlined for each objective, along with events and activities scheduled throughout Q3 & Q4FY18, rolling into FY19.
•
International Women’s Day events and recognition occurred on 8 March.
•
Forum with guest speakers of women leaders in the business to recognize career & leadership success.

•
Global initiatives will continue in FY19. Objectives are to align and refine our culture, define employee value proposition; address performance management, grow and develop talent, & improve our hiring processes.
•
Launch #Press for Progress initiative in Australia, addressing gender parity and changing mindsets: “At James Hardie we will think, act & be gender inclusive”.

To ensure that recruitment and selection processes are based on merit
•
Since the Engineering Development Program’s (EDP), inception in 2014, 14% of the university recruits have been women. As of the close of FY18, 18% of graduating engineers hired have been women.
•
James Hardie Ambassador Program for the North American Repair & Remodel segment was implemented to create product awareness and preference in targeted neighborhoods. Hardie Ambassadors (HA’s) hired in FY18 totaled 42 employees, of which 12 (29%) were women.
•
FY18 new hires in North America totaled 12% female, with 23% of open Leadership roles filled by women.

•
Recruitment for management roles continues to be a focus for FY19.
•
We plan to continue the EDP and HA programs and maintain or enhance the diversity characteristics of the program participants.
•
Engagement with external recruitment firms to ensure a greater percentage of diverse, qualified candidate slates.
•
Standardized assessments and interview methodology strategies will be implemented to enhance selection processes in recruiting talent.
•
Increase pipeline of female talent in Sales & Manufacturing through recruitment branding and marketing of a diverse workforce in Australia.
•
Conduct “Beyond Bias Selection Skills Training” for managers in Australia.

To provide talent management and development opportunities which provide equal opportunities for all current employees
•
24% of high potential employees identified in Australia and New Zealand in 2018 are women, compared to the overall percentage of women in Australia and New Zealand of 15%.
•
Piloted Leadership development program in North America for mid-level leaders, 6 females out of 22 (27%) total attendees completed the program.

•
Launching WIN - Women’s Initiative Network (WIN) group in North America to build cross functional networks among women in leadership roles. WIN will have a GMT sponsor to champion the program.
•
Rollout “Unconscious Bias Training (Beyond Bias)”for all team leaders in Australia.

To reward and remunerate fairly
•
The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. In June 2017, WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act).
•
Annually, management conducts an employee wage benchmarking study to ensure remuneration is aligned with the Company remuneration philosophy. In FY18, the study included all corporate and plant locations.

• Review, evaluate and propose updated salary compensation structure to ensure alignment with market.
To provide flexible work practices	• Flexible working arrangements continued to be discussed with each employee and individual arrangements are offered as job requirements permit.	• Paid Time-Off (PTO) leave to be reviewed and evaluated, with updated program proposed to better align with market and current practices in FY19.
Principle 2: Structure the Board to Add Value
Composition of the Board
The Board currently comprises nine non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

James Hardie 2018 Annual Report on Form 20-F	75

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
The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating and Governance Committee and the Board discuss the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.
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
During fiscal year 2018, the Nominating and Governance Committee developed and is in the process of executing a forward plan for Board and Committee succession, to ensure orderly succession to key posts, effective recruitment and smooth onboarding of new members (including any required transition).
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
During fiscal year 2018, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Louis Gries, as CEO of the Company, each of Michael Hammes, Brian Anderson, Russell Chenu, Andrea Gisle Joosen, David Harrison, Alison Littley, Persio Lisboa, Steven Simms and Rudolph van der Meer is independent. In assessing Mr Chenu’s independence, the Board considered his previous employment as CFO of the Company from which he retired in November 2013. The Board determined that notwithstanding his past employment, Mr Chenu's character and judgment is independent which has been demonstrated in

James Hardie 2018 Annual Report on Form 20-F	76

his actions and interactions with other members of the Board as it addresses the various matters which are placed before it.
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
The Board believes that, notwithstanding the length of Mr Hammes’, Mr Anderson’s, Mr Harrison's and Mr van der Meer’s tenure, they each remain independent in character and judgment and have not formed an association with management that could interfere with their ability to exercise independent judgment.
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
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2018, as part of the review, the Nominating and Governance Committee noted that Mr Anderson serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as chairman of the Company’s Audit Committee.
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

James Hardie 2018 Annual Report on Form 20-F	77

of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;

•	overseeing the evaluation of the Board and senior management and formulating succession plans for the CEO, CFO and senior executives;

•	assessing the independence of each director;

•	reviewing the conduct of the AGM; and

•	performing a leadership role in shaping the Company’s culture and corporate governance policies.
A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
The current members of the Nominating and Governance Committee are Rudolf van der Meer (Chairman of the Nominating and Governance Committee), Russell Chenu, Michael Hammes and Persio Lisboa, all of whom are independent non-executive directors.
Succession Planning
The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.
During fiscal year 2018, the Chairman has actively participated in the induction of newly recruited senior managers and, at the invitation of the CEO, he has joined senior management meetings and other activities to assist with both team and personal development.
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
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2018.
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

James Hardie 2018 Annual Report on Form 20-F	78

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
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.
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

James Hardie 2018 Annual Report on Form 20-F	79

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
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2018.
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

James Hardie 2018 Annual Report on Form 20-F	80

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

James Hardie 2018 Annual Report on Form 20-F	81

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
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2018. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2018 Annual Report on Form 20-F	82

Principle 6: Respect the Rights of Security Holders
Communication
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
Annual General Meeting
The 2017 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2018 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chairman will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2018 AGM will be set out in the 2018 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.
Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

James Hardie 2018 Annual Report on Form 20-F	83

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
The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. For additional information, see “Section 3 – Risk Factors” of this Annual Report which outlines the significant factors that may adversely affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages a number of these risks.
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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2018. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2018, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2018. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.

James Hardie 2018 Annual Report on Form 20-F	84

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

James Hardie 2018 Annual Report on Form 20-F	85

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
The current members of the Remuneration Committee are Steven Simms (Chairman of the Remuneration Committee), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, all of whom are independent non-executive directors.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2018 are set out in “Section 1 - Remuneration Report” of this Annual Report.

James Hardie 2018 Annual Report on Form 20-F	86

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

James Hardie 2018 Annual Report on Form 20-F	87

and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.
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

James Hardie 2018 Annual Report on Form 20-F	88

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
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2072. We recognize the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate.
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
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
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

James Hardie 2018 Annual Report on Form 20-F	89

period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2018 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).
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
Inventory
Inventories are recorded at the lower of cost or net realizable value. In order to determine net realizable value, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.
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

James Hardie 2018 Annual Report on Form 20-F	90

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
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2018. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery does not meet the more-likely-than-not threshold.
We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax positions and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
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

James Hardie 2018 Annual Report on Form 20-F	91

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
During the years ended 31 March 2018, 2017 and 2016, the Company recorded US$0.7 million, US$0.5 million and US$3.5 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
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

James Hardie 2018 Annual Report on Form 20-F	92

Operating Results
Year ended 31 March 2018 compared to year ended 31 March 2017
Operating results for the consolidated group were as follows:

US$ Millions	FY18	FY17	Change %
Net sales	$2,054.5	$1,921.6	7
Cost of goods sold	(1,324.3)	(1,246.9)	(6)
Gross profit	730.2	674.7	8

Selling, general and administrative expenses	(311.3)	(291.6)	(7)
Research and development expenses	(33.3)	(30.3)	(10)
Asbestos adjustments	(156.4)	40.4
Operating income	229.2	393.2	(42)

Net interest expense	(29.5)	(27.5)	(7)
Loss on early debt extinguishment[1]	(26.1)	—
Other income	0.7	1.3	(46)
Income before income taxes	174.3	367.0	(53)
Income tax expense	(28.2)	(90.5)	69
Net income	$146.1	$276.5	(47)

____________

1
In December 2017, we redeemed our 5.875% senior notes due 2023 and recorded a loss on early debt extinguishment in connection with this redemption. Readers are referred to Note 9 of our 31 March 2018 consolidated financial statements for further information related to long-term debt.

Net sales for fiscal year 2018 increased 7% from fiscal year 2017 to US$2,054.5 million. Net sales were favorably impacted by a higher average net sales price and higher sales volumes in the North America Fiber Cement segment, as well as higher sales volumes in the International Fiber Cement segment.

Gross profit of US$730.2 million for fiscal year 2018 was 8% higher than fiscal year 2017. Gross profit margin of 35.5% was 0.4 percentage points higher than fiscal year 2017.

SG&A expenses of US$311.3 million for fiscal year 2018 increased 7% from fiscal year 2017. The increase is primarily driven by acquisition costs and higher labor costs. Acquisition costs relate to our previously announced acquisition of Fermacell and its subsidiaries.

R&D expenses increased 10% when compared to fiscal year 2017, primarily due to an increase in

R&D spend for the Other Businesses segment, as well as an increase in the overall number of projects undertaken by the R&D team.

Asbestos adjustments for fiscal year 2018 primarily reflects the unfavorable movement in the actuarial adjustment of US$195.8 million recorded at year end in line with KPMGA's actuarial report.

Other income reflects the gains and losses on interest rate swaps.

Net income decreased from US$276.5 million in fiscal year 2017 to US$146.1 million in fiscal year 2018, primarily driven by the unfavorable movement in asbestos adjustments, the loss on early debt extinguishment and acquisition costs, partially offset by lower income tax expense and the favorable underlying performance of the operating business units.

James Hardie 2018 Annual Report on Form 20-F	93

North America Fiber Cement Segment Results
Operating results for the North America Fiber Cement segment were as follows:

	FY18	FY17	Change
Volume (mmsf)	2,238.8	2,215.4	1%
Average net sales price per unit (per msf)	US$698	US$665	5%

Net sales (US$ millions)	1,578.1	1,493.4	6%
Gross profit			8%
Gross margin (%)			0.6 pts
Operating income (US$ millions)	381.9	343.9	11%
Operating income margin (%)	24.2	23.0	1.2 pts

Net sales for fiscal year 2018 were favorably impacted by a higher average net sales price and slightly higher volumes. The increase in average net sales price primarily reflects the annual change in our strategic pricing effective April 2017, as well as a favorable product mix. Additionally, the marginal growth in volume in fiscal year 2018, compared to fiscal year 2017, was due to dampened demand driven by our capacity constraints in the prior fiscal year and first half of fiscal year 2018, as well as the discontinuation of an interior product line. Our exterior volume trend continues to improve and grew in line with our market index in the second half of fiscal year 2018.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2018, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2018 were 861,400, or 9% above the year ended 31 March 2017.

While we have provided US Census Bureau data above, we note that this data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for fiscal year 2018 can be attributed to the following components:

Higher average net sales price	2.9	pts
Lower start up costs	0.2	pts
Higher production costs	(2.5	pts)
Total percentage point change in gross margin	0.6	pts

Gross margin increased 0.6 percentage points compared to fiscal year 2017, primarily driven by higher average net sales price, partially offset by higher production costs. The higher production costs were primarily due to higher freight costs and higher input costs. While production costs were favorable for the second half of fiscal year 2018 as compared to the second half of fiscal year 2017, this favorability was more than offset by the unfavorable performance during the first half of fiscal year 2018. The higher production costs in the first half of fiscal year 2018 were driven by elevated spending in freight, labor and raw materials, as well as production inefficiencies across the manufacturing network.

Operating income for fiscal year 2018 increased 11% compared to fiscal year 2017, primarily driven by an 8% increase in gross profit.

James Hardie 2018 Annual Report on Form 20-F	94

Operating income margin for fiscal year 2018 increased 1.2 percentage points to 24.2%, when compared to fiscal year 2017, driven primarily by the increase in gross margin as described above. In addition, as a percentage of sales, SG&A expenses decreased 0.6 percentage points in fiscal year 2018 compared to fiscal year 2017.

International Fiber Cement Segment Results

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY18	FY17	Change
Volume (mmsf)	528.7	487.2	9%
Average net sales price per unit (per msf)	US$774	US$775	—%

Net sales (US$ millions)	461.7	411.8	12%
US$ Gross profit			12%
US$ Gross margin (%)			(0.2 pts)
Operating income (US$ millions)	108.4	95.1	14%
US$ Operating income margin (%)	23.5	23.1	0.4 pts

Volume for fiscal year 2018 increased 9%, compared to fiscal year 2017, primarily driven by strong growth in our Australian and Philippines businesses.

Net sales for fiscal year 2018 increased 12%, compared to fiscal year 2017, primarily due to higher volume.

Gross profit for fiscal year 2018 increased 12%, compared to fiscal year 2017. The increase was primarily driven by strong volume growth and higher average net sales price in our Australian business, partially offset by higher production costs in New Zealand. The higher production costs in New Zealand were primarily driven by unfavorable plant performance and higher input costs.

The change in gross margin for fiscal year 2018 can be attributed to the following components:

Lower average net sales price	(0.1 pts)
Higher production costs	(0.1 pts)
Total percentage point change in gross margin	(0.2	) pts

Operating income for fiscal year 2018 increased 14% to US$108.4 million compared to fiscal year 2017 due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A expenses for the was primarily driven by an increase in labor related costs; however, as a percentage of sales, SG&A expense decreased 0.7 percentage points in fiscal year 2018 compared to fiscal year 2017.

James Hardie 2018 Annual Report on Form 20-F	95

Country Analysis

Australia Fiber Cement

Net sales for fiscal year 2018 increased from fiscal year 2017 primarily due to a higher average net sales price and an increase in volume. The key driver of volume growth was continued market penetration, as we gained market share during the year.

Operating income for fiscal year 2018 increased 26% compared to fiscal year 2017. The increase was primarily driven by improved gross profit due to higher net sales, partially offset by higher SG&A expenses primarily from labor related costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 119,339 for fiscal year 2018, an increase of 2% compared to fiscal year 2017. The other key driver of our sales volume is the alterations and additions market, which increased 6% in fiscal year 2018 compared to fiscal year 2017.

New Zealand Fiber Cement

Net sales for fiscal year 2018 increased from fiscal year 2017, primarily driven by higher sales volumes from addressable markets and favorable product mix.

Operating income for fiscal year 2018 decreased compared to fiscal year 2017, primarily driven by unfavorable plant performance, higher employment costs and higher freight costs.

Philippines Fiber Cement

Volume for fiscal year 2018 increased 19% compared to fiscal year 2017 primarily as a result of our tactical pricing strategies in fiscal year 2018, as well as lower volumes in fiscal year 2017 due to the penetration of competitor imports within the Philippines market. Operating income for fiscal year 2018 was higher compared to fiscal year 2017 driven by strong volume growth and lower production costs, partially offset by the impact of unfavorable foreign exchange rates on our US$ reported sales and a lower average net sales price due to tactical pricing strategies.

Europe Fiber Cement

Net sales for fiscal year 2018 decreased compared to fiscal year 2017 primarily driven by lower volume in certain regions and a lower average net sales price due to unfavorable product mix. Operating income for fiscal year 2018 decreased compared to fiscal year 2017 primarily driven by lower net sales and the impact of unfavorable foreign exchange rates.

Other Businesses Segment Results

US$ Millions	FY18	FY17	Change
Net sales	$14.7	$16.4	(10%)
Gross profit			NM
Gross profit margin (%)			(12.6 pts)
Operating loss	$(8.6)	$(6.7)	(28%)

James Hardie 2018 Annual Report on Form 20-F	96

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. The operating loss for fiscal year 2018 increased 28% to a loss of US$8.6 million. We continue to invest in future growth through our commitment to building quality manufacturing, product development capabilities and organizational capability.
Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results.
The table below details the expenses of our R&D segment:

US$ Millions	FY18	FY17	Change %
Segment R&D expenses	$(25.4)	$(22.6)	(12)
Segment R&D SG&A expenses	(2.4)	(2.9)	17
Total R&D operating loss	$(27.8)	$(25.5)	(9)

The increase in segment R&D expenses for fiscal year 2018 compared to fiscal year 2017 was a result of increased R&D spend for the Other Businesses segment, as well as, an increase in the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$7.9 million for fiscal year 2018 compared to US$7.7 million for fiscal year 2017.
General Corporate

Results for General Corporate were as follows:

US$ Millions	FY18	FY17	Change %
General Corporate SG&A expenses	$(56.4)	$(52.5)	(7)
Fermacell acquisition costs[1]	(10.0)	—
Asbestos:
Asbestos adjustments	(156.4)	40.4
AICF SG&A expenses[2]	(1.9)	(1.5)	(27)
General Corporate operating loss	$(224.7)	$(13.6)
____________

1	Relates to professional, legal and other fees incurred in conjunction with the acquisition of Fermacell and its subsidiaries.

2	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.

For fiscal year 2018, General Corporate SG&A expenses increased US$3.9 million, primarily due to foreign exchange gains in the prior year not occurring in the current year, as well as, higher stock compensation expenses, partially offset by a US$3.4 million gain on the sale of a storage building located near our Fontana facility.

James Hardie 2018 Annual Report on Form 20-F	97

Additionally, as part of our acquisition of Fermacell announced in the second quarter of fiscal year 2018, we have incurred acquisition costs of US$10.0 million during fiscal year 2018. Readers are referred to Note 19 of our 31 March 2018 consolidated financial statements for further information related to the Fermacell acquisition.

Asbestos adjustments for fiscal year 2018 primarily reflect the unfavorable actuarial adjustment recorded at year end in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY18		FY17
31 March 2017	0.7644	31 March 2016	0.7657
31 March 2018	0.7681	31 March 2017	0.7644
Change ($)	0.0037	Change ($)	(0.0013)
Change (%)	—	Change (%)	—
For fiscal years 2018 and 2017, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY18	FY17
(Increase) decrease in actuarial estimate	$(151.4)	$38.6
Effect of foreign exchange rate movements	(3.9)	1.8
Asbestos research and education contribution	(1.1)	—
Asbestos adjustments	$(156.4)	$40.4
Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries increased to A$1.443 billion at 31 March 2018 from A$1.386 billion at 31 March 2017. The change in the undiscounted and uninflated central estimate of A$57.0 million or 4% is primarily due to an increase in the projected number of mesothelioma claims, partially offset by the reduction in average claim size. In addition, the estimate was further offset by the AFFA amendment in December 2017 which removed the allowance previously included in the Asbestos Liability for legislation in Victoria enacted in the prior year which allowed compensation for gratuitous services costs.
During fiscal year 2018, mesothelioma claims reporting activity was above actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred in the period 2014/2015 to 2016/2017. However, as claim numbers continue to be elevated, KPMGA has formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. Additionally, KPMGA has revised its modeling approach for mesothelioma claims to consider the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 18% on a discounted basis.

James Hardie 2018 Annual Report on Form 20-F	98

Asbestos gross cashflow expenditures of A$139.7 million for fiscal year 2018 were lower than the actuarial expectation of A$154.9 million, primarily as a result of favorable average claim settlement sizes of non-large mesothelioma claims, together with lower than expected expenditures on large claims in the year.
Readers are referred to Notes 2 and 11 of our 31 March 2018 consolidated financial statements for further information on asbestos adjustments.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY18	FY17	Change %
Claims received	562	557	(1)
Actuarial estimate for the period	576	625	8
Difference in claims received to actuarial estimate	14	68

Average claim settlement[1] (A$)	253,000	224,000	(13)
Actuarial estimate for the period[2]	283,000	327,000	13
Difference in claims paid to actuarial estimate	30,000	103,000

____________

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements.

2
This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2018, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2018 were 2% below actuarial estimates;

•	Claims received during fiscal year 2018 were 1% higher than fiscal year 2017;

•	Mesothelioma claims reported for fiscal year 2018 were 5% above both actuarial expectations and fiscal year 2017;

•	The average claim settlement for fiscal year 2018 was 11% below actuarial expectations;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2018; and

•
The decrease in average claim settlement for the full year versus actuarial estimates was largely attributable to lower average claim settlement sizes for non-large mesothelioma claims, together with favorable large claims experience during fiscal year 2018.

Net interest expense

Gross interest expense for fiscal year 2018 increased US$8.8 million, when compared to fiscal year 2017, primarily due to the higher outstanding balance of our senior unsecured notes. For fiscal year 2018, net AICF interest income was US$1.9 million, primarily due to interest income on deposits and a decrease in the balance of AICF's borrowings under its loan facility with the New South Wales Government.

Other income
Other income for fiscal year 2018 decreased US$0.6 million to US$0.7 million, when compared to fiscal year 2017. The movements in other income are primarily driven by the valuation of our interest rate swaps.

James Hardie 2018 Annual Report on Form 20-F	99

Income tax expense

Total income tax expense for fiscal year 2018 decreased US$62.3 million, when compared to fiscal year 2017, primarily driven by the increase in the asbestos liability.
Net income
Net income decreased from US$276.5 million in fiscal year 2017 to US$146.1 million in fiscal year 2018.
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

James Hardie 2018 Annual Report on Form 20-F	100

North America Fiber Cement Segment Results
Operating results for the North America Fiber Cement segment were as follows:

	FY17	FY16	Change %
Volume (mmsf)	2,215.4	1,969.2	13%
Average net sales price per unit (per msf)	US$665	US$669	(1)%

Net sales (US$ millions)	1,493.4	1,335.0	12%
Gross profit			3%
Gross margin (%)			(3.1 pts)
Operating income (US$ millions)	343.9	352.2	(2)%
Operating income margin (%)	23.0	26.4	(3.4 pts)
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

James Hardie 2018 Annual Report on Form 20-F	101

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
Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY17	FY16	Change %
Volume (mmsf)	487.2	480.9	1%
Volume (mmsf) excluding the Australian Pipes business	487.2	471.1	3%
Average net sales price per unit (per msf)	US$775	US$729	6%
Average net sales price per unit excluding the Australian Pipes business (per msf)	US$775	US$734	6%

Net sales (US$ millions)	411.8	379.4	9%
US$ Gross profit			21%
US$ Gross margin (%)			3.9 pts
Operating income (US$ millions)	95.1	77.9	22%
New Zealand weathertightness claims (US$ millions)	—	(0.5)
Operating income excluding NZ weathertightness claims (US$ millions)	95.1	78.4	21%
US$ Operating income margin (%)	23.1	20.5	2.6 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	23.1	20.7	2.4 pts
Volume for fiscal year 2017 increased 1% compared to fiscal year 2016, primarily driven by volume growth in our Australian, New Zealand and European businesses, partially offset by the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016 and lower volumes in the Philippines. Excluding the Australian Pipes business, volume increased 3%, attributable to higher volumes in Australia, New Zealand and Europe, partially offset by lower volume in the Philippines due to the penetration of competitor imports within the Philippines market.
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
The change in gross margin for fiscal year 2017 can be attributed to the following components:

Higher average net sales price and mix	1.7 pts
Lower production costs	2.2 pts
Total percentage point change in gross margin	3.9 pts

James Hardie 2018 Annual Report on Form 20-F	102

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
According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 115,838 for the year ended 31 March 2017, a decrease of 3% compared to fiscal year 2016. The other key driver of our sales volume is the alterations and additions market, which increased 4% for the 12 months ended 31 March 2017, compared to fiscal year 2016.
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
Europe
For fiscal year 2017, volume and operating income increased when compared to fiscal year 2016.

James Hardie 2018 Annual Report on Form 20-F	103

Other Businesses Segment Results

US$ Millions	FY17	FY16	Change %
Net sales	$16.4	$13.8	19%
Gross profit			47%
Gross profit margin (%)			11.9 pts
Operating loss	$(6.7)	$(8.6)	22%
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
____________

1
Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

James Hardie 2018 Annual Report on Form 20-F	104

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
The AUD/USD spot exchange rates are shown in the table below:

FY17		FY16
31 March 2016	0.7657	31 March 2015	0.7636
31 March 2017	0.7644	31 March 2016	0.7657
Change ($)	(0.0013)	Change ($)	0.0021
Change (%)	—	Change (%)	—
For fiscal years 2017 and 2016, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY17	FY16
Change in actuarial estimates	$38.6	$8.1
Effect of foreign exchange rate movements	1.8	(2.6)
Asbestos adjustments	$40.4	$5.5
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

James Hardie 2018 Annual Report on Form 20-F	105

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
____________

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

James Hardie 2018 Annual Report on Form 20-F	106

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
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 12 to our consolidated financial statements in Section 2. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.
We moved to a net debt position of US$602.8 million at 31 March 2018 compared to a net debt position of US$485.6 million at 31 March 2017 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).
Sources of Liquidity
During fiscal year 2018, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2018 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.
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

James Hardie 2018 Annual Report on Form 20-F	107

sufficient to fund our planned capital expenditures and working capital requirements for at least the next 12 month period.
Cash Flow — Year Ended 31 March 2018
Operating Activities
Cash provided by operating activities increased US$2.9 million to US$295.0 million for the full year ended 31 March 2018. The modest increase in cash provided by operating activities was in-line with the modest increase in net income adjusted for non-cash items. The cash impact from movements in operating assets and liabilities was minimal and reflect the normal course of business. The most notable impact to operating cash flow was an unfavorable movement from the increase in our inventory balance as we built inventory ahead of the North America build season, as compared to fiscal year 2017 when we were capacity constrained and inventory balances were lower.
Investing Activities
Cash used in investing activities increased US$91.6 million to US$200.6 million for the full year ended 31 March 2018. The change in net cash used in investing activities was primarily driven by an increase in the purchase of property, plant and equipment of US$101.8 million compared to fiscal year 2017, primarily related to the greenfield expansion project on land adjacent to our Tacoma facility. This was partially offset by US$7.9 million in proceeds from the sale of a storage building near our Fontana facility.
Financing Activities
Cash provided by financing activities increased US$325.2 million to US$112.5 million for the full year ended 31 March 2018. The increase in cash provided by financing activities was driven by the net proceeds from our senior unsecured notes in the current year of US$400.0 million, partially offset by the associated call redemption premium and debt issuance costs of US$35.2 million, as well as, net repayments of credit facilities of US$75.0 million. This was further offset by the repurchase of shares of common stock of US$99.8 million in fiscal year 2017, compared to nil in fiscal year 2018.
Borrowings
Unsecured Revolving Credit Facility
As of 31 March 2018, we had available to us US$500.0 million of unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin. The Revolving Credit Facility's amended expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million. The principal drawn on this facility at 31 March 2018 was US$100.0 million.
The weighted average interest rate on our total outstanding Revolving Credit Facility at 31 March 2018 was 3.2%. At 31 March 2017, US$175.0 million was drawn under the Revolving Credit Facility and the weighted average interest rate on our total outstanding Revolving Credit Facility was 2.5%.
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

James Hardie 2018 Annual Report on Form 20-F	108

and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2018, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
Senior Unsecured Notes
2023 Senior Notes
In February 2015, James Hardie International Finance Designated Activity Company ("JHIF"), completed the sale of US$325.0 million aggregate principal amount of our 5.875% senior unsecured notes due 15 February 2023.
In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of our 5.875% senior notes due 2023. Following the completion of this re-offering, the notes were consolidated to form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015 to give an aggregate principal amount of senior notes due 2023 of US$400.0 million.
The US$325.0 million 5.875% senior notes due 2023 were sold at an offering price of 99.213% of par value, and incurred debt issuance costs in connection with the offering, which are recorded as an offset to Long-Term Debt on the Company's consolidated balance sheets. The discount and debt issuance costs had an unamortized balance of US$1.9 million and US$6.0 million at 31 March 2017, respectively.
The US$75.0 million re-offering of the 5.875% senior notes due 2023 were sold at an offering price of 103.0% of par value, and incurred debt issuance costs in connection with the re-offering, which are recorded as an offset to Long-Term Debt on the Company's consolidated balance sheets. The premium and debt issuance costs had an unamortized balance of US$2.0 million and US$1.5 million at 31 March 2017, respectively.
In December 2017, JHIF redeemed all US$400.0 million aggregate principal amount of our 5.875% senior notes due 2023. In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.
2025 and 2028 Senior Notes
In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 ("2025 Notes") and US$400 million due 15 January 2028 ("2028 Notes"). Interest is payable semi-annually in arrears on 15 January and 15 July of each year, at a rate of 4.75% on the 2025 Notes and 5.00% on the 2028 Notes.
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of our 5.875% senior notes due 2023 and the payment or related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. We also used part of the net proceeds from this offering to finance

James Hardie 2018 Annual Report on Form 20-F	109

a portion of the Fermacell acquisition. Refer to Note 19 to our consolidated financial statements for further details on the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company's consolidated balance sheets.
Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$6.1 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment due of 15 July 2018.
Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$6.2 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment due of 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, James Hardie Building Products Inc. ("JHBP"), and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2018, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.
Global Exchange Market Listing
On 25 April 2018, the 2025 Notes and 2028 Notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Euronext Dublin. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax.
On 19 January 2018, the 5.875% senior notes due 2023 (issued on 10 February 2015) were delisted from the GEM.
On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM.
On 19 March 2015, the senior notes due 2023 were admitted to listing on the GEM.
Capital Expenditures
Our total capital expenditures for fiscal years 2018, 2017 and 2016 were US$203.7 million, US$101.9 million and US$73.2 million, respectively.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2018 and 2017. At 31 March 2018, we did not have any material capital expenditures for which we are contractually committed to.

James Hardie 2018 Annual Report on Form 20-F	110

Capital Management and Dividends
The following table summarizes the dividends declared or paid with respect to fiscal years 2018, 2017 and 2016:

	US Cents /Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2018 second half dividend	0.30	132.5	22 May 2018	7 June 2018	3 August 2018
FY2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
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

Annual AICF contribution
On 3 July 2017, we made a payment of A$135.1 million (US$102.2 million) to AICF, representing 35% of our free cash flow for fiscal year 2017. For the 1 July 2017 payment, free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2017 operating cash flows of US$292.1 million.
We anticipate that we will make a contribution of approximately US$103.0 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow of US$294.2 million as defined by the AFFA. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect during 2006. To reconcile our current year operating cash flow of US$295.0 million to 2006 US GAAP, a US$0.8 million adjustment is required.
From the time AICF was established in February 2007 through 22 May 2018, we have contributed approximately A$1,055.0 million to the fund.
Readers are referred to Notes 2 and 11 of our 31 March 2018 consolidated financial statements for further information on Asbestos.
Outlook and Trend Information
We expect the modest market growth and more prolonged recovery of the US housing market to continue into fiscal year 2019. The single family new construction market and repair and remodel market are expected to grow similar to the year-on-year growth experienced in fiscal year 2018. While housing starts have

James Hardie 2018 Annual Report on Form 20-F	111

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

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.
Off-Balance Sheet Arrangements
As of 31 March 2018 and 2017, we did not have any material off-balance sheet arrangements.
Contractual Obligations
The following table summarizes our contractual obligations at 31 March 2018:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$1,215.1	$114.1	N/A	N/A	N/A
Long-Term Debt Obligations[2]	900.0	—	—	100.0	800.0
Estimated interest payments on Long-Term Debt[3]	260.3	43.6	86.8	86.6	43.3
Long-Term Debt – AICF loan facility[4]	—	—	—	—	—
Estimated interest payments on Long-Term Debt – AICF loan facility	—	—	—	—	—
Operating Lease Obligations	66.6	16.4	24.9	14.5	10.8
Purchase Obligations[5]	—	—	—	—	—
Total	$2,442.0	$174.1	$111.7	$201.1	$854.1
____________

1
The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. We anticipate that we will make a contribution of approximately US$103.0 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow of US$294.2 million as defined by the AFFA. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect during 2006. To reconcile our current year operating cash flow of US$295.0 million to 2006 US GAAP, a US$0.8 million adjustment is required. The table above does not include a breakdown of payments subsequent to fiscal year ending 31 March 2019 as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2
The amount of US$884.4 million disclosed on our consolidated balance sheet at 31 March 2018 reflects the gross balance of outstanding debt held by the Company, as noted in the table above, net of US$15.6 million of debt issuance costs.

James Hardie 2018 Annual Report on Form 20-F	112

3
Interest amounts are estimates based on debt remaining unchanged from the 31 March 2018 balance and interest rates remaining consistent with the rates at 31 March 2018. Interest paid includes interest in relation to our bank debt facilities and bond, as well as the net amount paid relating to interest rate swap agreements. The interest on our bank debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. The interest on our interest rate swaps and bond is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new bank debt facilities or bond issuance with rates or margins different from historical rates; (ii) expiration of existing bank debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2023 as such amounts are not reasonably estimable.

4
JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. At 31 March 2018, AICF had an outstanding balance under the AICF Loan Facility of nil.

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

James Hardie Industries plc - Consolidated Financial Statements	113

Report of Independent Registered Public Accounting Firm	114

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders' deficit, and cash flows for each of the three years in the period ended 31 March 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 22 May 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
22 May 2018

James Hardie Industries plc - Consolidated Balance Sheets	115

(Millions of US dollars)	31 March 2018	31 March 2017
Assets
Current assets:
Cash and cash equivalents	$281.6	$78.9
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	26.6	108.9
Restricted short-term investments - Asbestos	38.4	—
Accounts and other receivables, net of provision for doubtful trade debts of US$1.3 million and US$0.9 million as of 31 March 2018 and 31 March 2017	202.7	199.5
Inventories	255.7	202.9
Prepaid expenses and other current assets	25.4	28.3
Insurance receivable - Asbestos	5.1	5.7
Workers’ compensation - Asbestos	2.1	2.9
Total current assets	842.6	632.1
Property, plant and equipment, net	992.1	879.0
Insurance receivable - Asbestos	52.8	58.1
Workers’ compensation - Asbestos	28.8	40.4
Deferred income taxes	29.9	26.9
Deferred income taxes - Asbestos	382.9	356.6
Other assets	21.9	19.6
Total assets	$2,351.0	$2,012.7
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$193.3	$173.5
Short-term debt - Asbestos	—	52.4
Accrued payroll and employee benefits	61.8	60.5
Accrued product warranties	7.3	9.4
Income taxes payable	3.2	1.9
Asbestos liability	114.1	116.4
Workers’ compensation - Asbestos	2.1	2.9
Other liabilities	12.8	11.8
Total current liabilities	394.6	428.8
Long-term debt	884.4	564.5
Deferred income taxes	66.4	94.8
Accrued product warranties	45.5	37.2
Income taxes payable	25.9	—
Asbestos liability	1,101.0	1,043.3
Workers’ compensation - Asbestos	28.8	40.4
Other liabilities	25.9	15.9
Total liabilities	2,572.5	2,224.9
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 441,524,118 shares issued and outstanding at 31 March 2018 and 440,843,275 shares issued and outstanding at 31 March 2017	229.5	229.1
Additional paid-in capital	185.6	173.8
Accumulated deficit	(635.3)	(612.9)
Accumulated other comprehensive loss	(1.3)	(2.2)
Total shareholders’ deficit	(221.5)	(212.2)
Total liabilities and shareholders’ deficit	$2,351.0	$2,012.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	116

	Years Ended 31 March
(Millions of US dollars, except per share data)	2018	2017	2016
Net sales	$2,054.5	$1,921.6	$1,728.2
Cost of goods sold	(1,324.3)	(1,246.9)	(1,096.0)
Gross profit	730.2	674.7	632.2
Selling, general and administrative expenses	(311.3)	(291.6)	(254.2)
Research and development expenses	(33.3)	(30.3)	(29.5)
Asbestos adjustments	(156.4)	40.4	5.5
Operating income	229.2	393.2	354.0
Interest expense, net of capitalized interest	(32.9)	(28.5)	(26.6)
Interest income	3.4	1.0	1.0
Loss on early debt extinguishment	(26.1)	—	—
Other income	0.7	1.3	2.1
Income before income taxes	174.3	367.0	330.5
Income tax expense	(28.2)	(90.5)	(86.1)
Net income	$146.1	$276.5	$244.4
Income per share:
Basic	$0.33	$0.62	$0.55
Diluted	$0.33	$0.62	$0.55
Weighted average common shares outstanding (Millions):
Basic	441.2	442.7	445.3
Diluted	442.3	443.9	447.2
Comprehensive income, net of tax:
Net income	$146.1	$276.5	$244.4
Pension and post-retirement benefit adjustments	—	—	0.3
Currency translation adjustments	0.9	(3.0)	0.9
Comprehensive income	$147.0	$273.5	$245.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	117

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Cash Flows From Operating Activities
Net income	$146.1	$276.5	$244.4
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	92.0	83.2	79.8
Deferred income taxes	(76.8)	26.0	(0.1)
Stock-based compensation	11.1	9.3	10.3
Asbestos adjustments	156.4	(40.4)	(5.5)
Excess tax benefits from share-based awards	(0.8)	(3.0)	(0.4)
Loss on early debt extinguishment	26.1	—	—
Other, net	12.6	15.0	14.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	95.2	0.9	100.3
Payment to AICF	(102.2)	(91.1)	(62.8)
Accounts and other receivables	(2.0)	(28.4)	(39.9)
Inventories	(51.7)	(9.7)	16.2
Prepaid expenses and other assets	(2.8)	(2.1)	(3.9)
Insurance receivable - Asbestos	7.3	93.3	17.2
Accounts payable and accrued liabilities	14.2	39.6	(16.9)
Asbestos liability	(104.4)	(92.0)	(114.9)
Income taxes payable	26.9	(2.7)	4.0
Other accrued liabilities	47.8	17.7	17.8
Net cash provided by operating activities	$295.0	$292.1	$260.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(203.7)	$(101.9)	$(73.2)
Proceeds from sale of property, plant and equipment	7.9	—	10.4
Capitalized interest	(4.8)	(2.0)	(3.2)
Acquisition of assets	—	(5.1)	(0.6)
Net cash used in investing activities	$(200.6)	$(109.0)	$(66.6)
Cash Flows From Financing Activities
Proceeds from credit facilities	$380.0	$395.0	$528.0
Repayments of credit facilities	(455.0)	(410.0)	(413.0)
Proceeds from senior unsecured notes	800.0	77.3	—
Debt issuance costs	(15.7)	(1.7)	(3.1)
Repayment of senior unsecured notes	(400.0)	—	—
Call redemption premium paid to note holders	(19.5)	—	—
Proceeds from issuance of shares	0.2	0.3	2.1
Excess tax benefits from share-based awards	—	3.0	0.4
Common stock repurchased and retired	—	(99.8)	(22.3)
Dividends paid	(177.5)	(176.8)	(246.5)
Net cash provided by (used in) financing activities	$112.5	$(212.7)	$(154.4)
Effects of exchange rate changes on cash	$(4.2)	$1.4	$0.7
Net increase (decrease) in cash and cash equivalents	202.7	(28.2)	40.1
Cash and cash equivalents at beginning of period	78.9	107.1	67.0
Cash and cash equivalents at end of period	$281.6	$78.9	$107.1
Components of Cash and Cash Equivalents
Cash at bank	$278.8	$75.0	$94.5
Short-term deposits	2.8	3.9	12.6
Cash and cash equivalents at end of period	$281.6	$78.9	$107.1
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$26.3	$26.2	$20.5
Cash paid during the year for income taxes, net	$49.1	$51.5	$57.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Deficit	118

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (loss) income	Total
Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$—	$(0.4)	$(202.6)
Net income	—	—	244.4	—	—	244.4
Other comprehensive income	—	—	—	—	1.2	1.2
Stock-based compensation	0.8	9.5	—	—	—	10.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Equity awards exercised	0.2	1.9	—	—	—	2.1
Dividends declared	—	—	(258.7)	—	—	(258.7)
Treasury stock purchased	—	—	—	(22.3)	—	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	—	—
Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$—	$0.8	$(225.2)
Net income	—	—	276.5	—	—	276.5
Other comprehensive loss	—	—	—	—	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	—	—	—	9.3
Tax benefit from stock options exercised	—	3.0	—	—	—	3.0
Equity awards exercised	—	0.3	—	—	—	0.3
Dividends declared	—	—	(173.3)	—	—	(173.3)
Treasury stock purchased	—	—	—	(99.8)	—	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	—	—
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$—	$(2.2)	$(212.2)
Net income	—	—	146.1	—	—	146.1
Other comprehensive income	—	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	—	11.1
Equity awards exercised	—	0.2	—	—	—	0.2
Dividends declared	—	—	(167.6)	—	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$—	$(1.3)	$(221.5)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	119

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
2.  Summary of Significant Accounting Policies
Reclassifications
Within the operating activities section of the Consolidated Statement of Cash Flows for the years ended 31 March 2017 and 2016, the Company reclassified the change in the Income Tax Payable balance of US$2.7 million and US$4.0 million which was previously included within a change in Other Accrued Liabilities, and separated these costs in the change in Income Tax Payable line item, to conform to current year presentation.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2018, 2017 and 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

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
See Note 7 for additional information.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.
Debt
The Company’s debt consists of an unsecured revolving credit facility, a 364-day term loan facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long term basis in accordance with US GAAP. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 9 for the Company’s fair value considerations.
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
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income. Readers are referred to Note 14 for further discussion of income taxes.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value that are not designated as hedges are recorded in earnings within Other income at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for further discussion on financial instruments.
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
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

Compensation expense recognized for liability-classified awards are based upon an estimate of the number of awards that are expected to vest and on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.
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
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2018	2017	2016
Basic common shares outstanding	441.2	442.7	445.3
Dilutive effect of stock awards	1.1	1.2	1.9
Diluted common shares outstanding	442.3	443.9	447.2

(US dollars)	2018	2017	2016
Net income per share - basic	0.33	0.62	0.55
Net income per share - diluted	0.33	0.62	0.55

There were no potential common shares which would be considered anti-dilutive for the years ended 31 March 2018, 2017 and 2016.
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
Potential common shares of 1.6 million, 1.8 million and 1.3 million for the years ended 31 March 2018, 2017 and 2016, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

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
Restricted Short-Term Investments

Short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

Asbestos Impact on Statement of Cash Flows
Asbestos Adjustments
The Asbestos adjustments, as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.
Operating assets and liabilities related to Asbestos
Movements in the operating assets and liabilities related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the consolidated balance sheets are reflected in the cash flows from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.
Payment to AICF
Payments made to AICF by the Performing Subsidiary under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.
AICF Loan Facility
Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against the movement in restricted cash in the cash flows from operating activities section of the consolidated statements of cash flows.
Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU No. 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018 using a modified retrospective approach. The Company's evaluation of this guidance included performing a review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company completed this evaluation and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company has begun its process for implementing this guidance, including performing a preliminary review of all active

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

leases. The Company will adopt ASU No. 2016-02 starting with the fiscal year beginning 1 April 2019 and is currently evaluating the impact of the guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company adopted ASU No. 2016-09 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company began recognizing forfeitures as they occurred and applied the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The adoption of this standard did not have a material impact on its consolidated financial statements, and prior periods have not been adjusted as a result of this standard.

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. During the year ended 31 March 2018, the Company undertook an internal restructuring to align certain intangible assets with its US business. These intangible assets are subject to US tax amortization. As required by ASC 740, the Company did not recognize the related amortizable deferred tax asset from these intangible assets in the year ended 31 March, 2018. The Company will adopt ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018 and expects to record an increase in gross deferred income tax assets of approximately US$1,390.0 million net of a valuation allowance of US$150.0 million, and a corresponding cumulative retained earnings adjustment of US$1,240.0 million on 1 April 2018, resulting from all internal restructuring transactions undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018.

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company will adopt ASU No. 2016-18 starting with the fiscal year beginning 1 April 2018 and is currently evaluating the impact of the new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

issuance date. The Company will adopt ASU No. 2017-01 starting with the fiscal year beginning 1 April 2018 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, which provides the U.S. Securities and Exchange Commission Staff's guidance when preparing the initial accounting for the income tax effects of the US Tax Cuts and Jobs Act ("TCJ Act"), which was enacted on 22 December 2017. The staff guidance addresses the specific situation in which the initial accounting for certain income tax effects of the TCJ Act will not be complete at the time that financial statements are issued. ASU No. 2018-05 is effective for financial statements that include the reporting period in which the TCJ Act was enacted. Therefore, the Company implemented the guidance in ASU No. 2018-05 in its financial statements for the fiscal year ending 31 March 2018. Upon adoption, the Company ensured that both the tax effects recorded and disclosures required as result of the TCJ Act are in accordance with ASU No. 2018-05. The Company has completed or provisionally estimated all of the effects of the TCJ Act. The final impact of the TCJ Act may differ from these provisionally estimated tax effects, including the effects of, among other things, the estimate of available foreign tax credits and additional guidance or regulations that may be issued including state tax conformity impacts. Refer to Note 14 for further details.
3.  Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
4.  Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2018 and 2017, which restricts the cash from use for general corporate purposes.
5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Trade receivables	$196.9	$194.5
Other receivables and advances	7.1	5.9
Provision for doubtful trade debts	(1.3)	(0.9)
Total accounts and other receivables	$202.7	$199.5
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

The following are changes in the provision for doubtful trade debts:

	31 March
(Millions of US dollars)	2018	2017	2016
Balance at beginning of period	$0.9	$1.1	$0.8
Adjustment to provision	0.6	(0.1)	0.5
Write-offs, net of recoveries	(0.2)	(0.1)	(0.2)
Balance at end of period	$1.3	$0.9	$1.1
6.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Finished goods	$190.3	$146.7
Work-in-process	8.1	6.5
Raw materials and supplies	65.3	57.5
Provision for obsolete finished goods and raw materials	(8.0)	(7.8)
Total inventories	$255.7	$202.9
As of 31 March 2018 and 2017, US$30.2 million and US$29.8 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0
Additions [2]	1.3	2.3	27.8	81.8	113.2
Transfers	1.9	23.1	112.3	(137.3)	—
Disposals	—	(1.4)	(55.5)	(0.5)	(57.4)
Other [3]	—	(12.5)	—	6.4	(6.1)
Exchange differences	(0.4)	(0.8)	(2.4)	(0.1)	(3.7)
Adjustment [4]	(3.4)	67.8	31.1	(37.2)	58.3
At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3
Additions [2]	—	7.9	83.8	126.1	217.8
Disposals [5]	(1.4)	(5.6)	(24.3)	(3.6)	(34.9)
Exchange differences	0.1	—	0.9	(0.2)	0.8
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0

Accumulated depreciation:
At 31 March 2016	$—	$(98.2)	$(576.8)	$—	$(675.0)
Charge for the year	—	(10.2)	(70.1)	—	(80.3)
Disposals	—	1.3	41.1	—	42.4
Other [3]	—	1.6	—	—	1.6
Exchange differences	—	0.3	2.0	—	2.3
Adjustment [4]	—	(22.8)	(35.5)	—	(58.3)
At 31 March 2017	$—	$(128.0)	$(639.3)	$—	$(767.3)
Charge for the year	—	(11.3)	(77.6)	—	(88.9)
Disposals [5]	—	1.9	16.6	—	18.5
Exchange differences	—	—	(0.2)	—	(0.2)
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Net book amount:
At 31 March 2017	$69.5	$216.5	$536.4	$56.6	$879.0
At 31 March 2018	$68.2	$209.4	$535.6	$178.9	$992.1
____________

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$4.8 million and US$2.0 million of capitalized interest for the years ended 31 March 2018 and 2017, respectively.

3
Other includes the transfer of the Fontana building to Prepaid and other current assets on the consolidated balance sheet. The Fontana building met the held for sale criteria as of 31 March 2017 and has a net book value of US$4.5 million. In fiscal year 2018, the Fontana building was sold for US$7.9 million resulting in a gain of US$3.4 million, which is included in Selling, general and administrative expense on the consolidated statements of operation and comprehensive income.

4
The adjustments in the prior year correct immaterial errors identified by management whereby certain amounts were misclassified by asset category and certain fully depreciated items were excluded from the balances. The correction had no impact on the consolidated balance sheets, statements of operations and comprehensive income, and cash flows for any of the periods presented.

5
The US$16.4 million net book value of disposals in fiscal year 2018 includes US$13.9 million of usage of replacement parts and US$0.7 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.8 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

Depreciation expense for the years ended 31 March 2018, 2017 and 2016 was US$88.9 million, US$80.3 million and US$76.3 million, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

Impairment of Long-Lived Assets
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.
During the years ended 31 March 2018, 2017 and 2016, the Company recorded US$0.7 million, US$0.5 million and US$3.5 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
8.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Trade creditors	$111.8	$108.4
Accrued interest	12.5	4.8
Other creditors and accruals	69.0	60.3
Total accounts payable and accrued liabilities	$193.3	$173.5
9.  Long-Term Debt
At 31 March 2018, the Company had three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior notes due 2025 and 2028. At 31 March 2017, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2023. The effective weighted average interest rate on the Company’s total debt was 4.7% and 4.8% at 31 March 2018 and 31 March 2017, respectively. The weighted average term of the unsecured revolving credit facility and senior notes, including undrawn facilities, was 6.9 years and 4.7 years at 31 March 2018 and 2017, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility was initially set to expire in December 2020, however, in December 2017, the Revolving Credit Facility was amended, to among things, extend the maturity date to December 2022. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2018 and 2017, the Company’s total debt issuance costs have an unamortized balance of US$3.3 million and US$3.1 million, respectively.
The amount drawn under the Revolving Credit Facility was US$100.0 million and US$175.0 million at 31 March 2018 and 2017, respectively.
The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 3.2% and 2.5% at 31 March 2018 and 2017, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans;

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

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
In the event that JHIF’s or James Hardie International Group Limited's ("JHIGL"), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Ratings Services (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2018, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
364-Day Term Loan Facility
In December 2017, JHIF and JHBP entered into a 364-day term loan facility (the “Term Loan Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Term Loan Facility was available for a single draw available in either Euro or US dollars with a maximum of €525.0 million (US$646.4 million based on the exchange rate at 31 March 2018) if drawn in Euro and US$630.0 million if drawn in US dollars.
At 31 March 2018, the amount drawn under the Term Loan Facility was nil. Subsequent to the Company's fiscal year end, on 3 April 2018, the Company drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) on this Term Loan Facility, and used these funds to complete the Fermacell acquisition. Refer to Note 19 for further details on the Fermacell acquisition. Pursuant to its terms, the Term Loan Facility provides for a single drawing, and any undrawn amounts are no longer available. Further, amounts drawn under the Term Loan Facility may not be re-borrowed once repaid or prepaid.
Borrowings under the Term Loan Facility will bear interest at per annum rates equal to, at borrower’s option, either: (i) the LIBOR plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

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
The Term Loan Facility is guaranteed by each of JHIGL and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The Term Loan Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries' ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2018, the Company was in compliance with all covenants contained in the Term Loan Facility agreement.
2023 Senior Notes
In February 2015, JHIF completed the sale of US$325.0 million aggregate principal amount of 5.875% senior unsecured notes due 15 February 2023.
In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 was US$400.0 million.
The US$325.0 million 5.875% senior notes due 2023 were sold at an offering price of 99.213% of par value, and incurred debt issuance costs in connection with the offering, which were recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets. The discount and debt issuance costs had an unamortized balance of US$1.9 million and US$6.0 million at 31 March 2017, respectively.
The US$75.0 million re-offering of the 5.875% senior notes due 2023 were sold at an offering price of 103.0% of par value, and incurred debt issuance costs in connection with the re-offering were recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets. The premium and the debt issuance costs had an unamortized balance of US$2.0 million and US$1.5 million at 31 March 2017, respectively.
In December 2017, JHIF redeemed all US$400.0 million aggregate principal amount of its 5.875% senior notes due 2023. In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its 2023 senior unsecured notes and the payment of related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition. Refer to Note 19 for further details on the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$6.1 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment due on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$6.2 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment due on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2018, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$787.5 million at 31 March 2018, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes of US$800.0 million were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Euronext Dublin. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax. On 19 January 2018, the 5.875% senior notes due 2023 (issued on 10 February 2015 and redeemed in December 2017) were delisted from the GEM.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

10.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2018	2017	2016
Balance at beginning of period	$46.6	$45.3	$35.2
Accruals for product warranties	13.1	17.0	28.0
Settlements made in cash or in kind	(6.9)	(15.7)	(17.9)
Balance at end of period	$52.8	$46.6	$45.3
11.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Change in estimates:
Change in actuarial estimate - asbestos liability	$(152.1)	$44.7	$2.4
Change in actuarial estimate - insurance receivable	1.2	(8.2)	4.5
Change in estimate - AICF claims-handling costs	(0.5)	2.1	1.2
Subtotal - Change in estimates	(151.4)	38.6	8.1
(Loss) gain on foreign currency exchange	(3.9)	1.8	(2.6)
Asbestos research and education contribution	(1.1)	—	—
Total Asbestos Adjustments	$(156.4)	$40.4	$5.5

In December 2017, the Company, AICF and the New South Wales Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2018. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2018:

	Year Ended 31 March 2018
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,423.1	1,852.9
Central Estimate – Undiscounted but Inflated	1,828.6	2,380.9
Central Estimate – Undiscounted and Uninflated	1,108.2	1,442.9
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2018.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
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
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.0 billion) to A$3.1 billion (US$2.4 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.3 billion) to A$4.2 billion (US$3.2 billion) as of 31 March 2018. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
During fiscal year 2018, mesothelioma claims reporting activity was above actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred in the period 2014/2015 to 2016/2017. However, as claim numbers continue to be elevated, KPMGA has formed the view that the increases in the

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. Additionally, KPMGA has revised its modeling approach for mesothelioma claims to consider the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 18% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2018	2017	2016	2015	2014
Number of open claims at beginning of period	352	426	494	466	462
Number of new claims	562	557	577	665	608
Number of closed claims	578	631	645	637	604
Number of open claims at end of period	336	352	426	494	466
Average settlement amount per settled claim	A$253,431	A$223,535	A$248,138	A$254,209	A$253,185
Average settlement amount per case closed	A$217,038	A$167,563	A$218,900	A$217,495	A$212,944

Average settlement amount per settled claim	US$196,093	US$168,300	US$182,763	US$222,619	US$236,268
Average settlement amount per case closed	US$167,934	US$126,158	US$161,229	US$190,468	US$198,716
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2018	2017
Asbestos liability – current	$(114.1)	$(116.4)
Asbestos liability – non-current	(1,101.0)	(1,043.3)
Asbestos liability – Total	(1,215.1)	(1,159.7)
Insurance receivable – current	5.1	5.7
Insurance receivable – non-current	52.8	58.1
Insurance receivable – Total	57.9	63.8
Workers’ compensation asset – current	2.1	2.9
Workers’ compensation asset – non-current	28.8	40.4
Workers’ compensation liability – current	(2.1)	(2.9)
Workers’ compensation liability – non-current	(28.8)	(40.4)
Workers’ compensation – Total	—	—
Loan facility	—	(52.4)
Other net liabilities	(2.2)	(1.6)
Restricted cash and cash equivalents of AICF	26.6	108.9
Restricted short-term investments of AICF	38.4	—
Net Unfunded AFFA liability	$(1,094.4)	$(1,041.0)
Deferred income taxes – non-current	382.9	356.6
Income tax payable	21.1	16.8
Net Unfunded AFFA liability, net of tax	$(690.4)	$(667.6)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2018:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2017	$(1,159.7)	$63.8	$(52.4)	$108.9	$(1.6)	$(1,041.0)	$356.6	$16.8	$(667.6)
Asbestos claims paid[1]	103.1	—	—	(103.1)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	—	102.2	—	102.2	—	—	102.2
AICF claims-handling costs incurred (paid)	1.2	—	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	—	(1.9)	—	(1.9)	—	—	(1.9)
Change in actuarial estimate	(152.1)	(3.3)	—	—	—	(155.4)	—	—	(155.4)
Change in claims handling cost estimate	(0.5)	—	—	—	—	(0.5)	—	—	(0.5)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	—	47.0	—	47.0
Insurance recoveries	—	(2.8)	—	7.3	—	4.5	—	—	4.5
Movement in income tax payable	—	—	—	—	—	—	(21.3)	4.8	(16.5)
Funds repaid to NSW under loan agreement	—	—	51.9	(51.9)	—	—	—	—	—
Other movements	—	—	0.1	3.7	(0.6)	3.2	—	(0.1)	3.1
Effect of foreign exchange	(7.1)	0.2	0.4	1.0	—	(5.5)	0.6	(0.4)	(5.3)
Closing Balance - 31 March 2018	$(1,215.1)	$57.9	$—	$65.0	$(2.2)	$(1,094.4)	$382.9	$21.1	$(690.4)
____________

1	Claims paid of US$103.1 million reflects A$133.2 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

2
The payment received in accordance with AFFA of US$102.2 million reflects the US dollar equivalent of the A$135.1 million payment, translated at the exchange rate set five days before the day of payment.

AICF Funding
We anticipate that we will make a contribution of approximately US$103.0 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow which is equivalent to our operating cash flows of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA.

The following table summarizes the AICF contributions during the fiscal years 2018, 2017 and 2016:

Payment Date	Payment Amount A$ Millions	Payment Amount US$ Millions	Operating Cash flow US$ Millions	Free Cash Flow US$ Millions
3 July 2017	135.1	102.2	292.1	292.1
1 July 2016	120.7	91.1	260.4	260.4
1 July 2015	81.1	62.8	179.5	179.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Restricted Short-Term Investments
In July 2017, AICF invested A$100.0 million (US$76.8 million, based on the exchange rate at 31 March 2018) of its excess cash in time deposits. During the three months ended 31 March 2018, A$50.0 million of these time deposits matured and were reclassified in Restricted cash and cash equivalents - asbestos on the consolidated balance sheet. The remaining time deposits of A$50.0 million (US$38.4 million) bear a fixed interest rate of 2.32% and mature 29 June 2018. These time deposits are reflected within restricted short-term investments on the Company's consolidated balance sheet as of 31 March 2018 and have been classified as available-for-sale. At 31 March 2018, the Company revalued AICF’s short-term investments available-for-sale resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$245.8 million, based on the exchange rate at 31 March 2018). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2018 and 2017, AICF had an outstanding balance under the AICF Loan Facility of nil and US$52.4 million, respectively.
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
For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2018 and 2017, the Company had interest rate swap contracts with total notional principal of US$100.0 million.
At 31 March 2018, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 1.4 years. These contracts have a fair value of US$0.4 million receivable at 31 March 2018, which is included in Accounts receivable and US$1.1 million payable at 31 March 2017, which is included in Accounts payable. For the years ended 31 March 2018, 2017 and 2016, the Company included in Other income an unrealized gain of US$1.5 million, an unrealized gain of US$2.6 million and an unrealized loss of US$0.6 million, respectively, on interest rate swap contracts. Also included in Other income for the years ended 31 March 2018 and 2017 was a realized loss on interest rate swap contracts of US$0.8 million and US$1.3 million, respectively. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million for the year ended 31 March 2016.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2018, the Company had foreign currency forward contracts of US$0.8 million.
For the years ended 31 March 2018 and 2017, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil.
The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2018 and 2017.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2018		31 March 2017
	31 March 2018	31 March 2017	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$0.4	$—	$—	$1.1
Foreign currency forward contracts	0.8	—	—	—	—	—
Total	$100.8	$100.0	$0.4	$—	$—	$1.1

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2018 and 2017, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$0.9 million and US$1.1 million, respectively.
The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2018.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2018:

Years ending 31 March (Millions of US dollars):
2019	$16.4
2020	14.1
2021	10.8
2022	8.3
2023	6.2
Thereafter	10.8
Total	$66.6
Rental expense amounted to US$20.6 million, US$18.4 million and US$16.9 million for the years ended 31 March 2018, 2017 and 2016, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2018.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

14.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Income before income taxes:
Domestic	$155.1	$172.2	$150.1
Foreign	19.2	194.8	180.4
Income before income taxes:	$174.3	$367.0	$330.5
Income tax expense:
Current:
Domestic	$(14.8)	$(15.2)	$(12.6)
Foreign	(69.4)	(36.0)	(59.2)
Current income tax expense	(84.2)	(51.2)	(71.8)
Deferred:
Domestic	(1.8)	(4.0)	(5.6)
Foreign	57.8	(35.3)	(8.7)
Deferred income tax benefit (expense)	56.0	(39.3)	(14.3)
Total income tax expense	$(28.2)	$(90.5)	$(86.1)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Income tax expense computed at the statutory tax rates	$(24.6)	$(84.4)	$(79.1)
US state income taxes, net of the federal benefit	(4.3)	(3.0)	(3.6)
Asbestos - effect of foreign exchange	(1.8)	0.8	(0.8)
Expenses not deductible	(4.7)	(2.5)	(2.0)
US manufacturing deduction	2.5	2.2	4.1
Foreign taxes on domestic income	(34.2)	(2.1)	(5.7)
Amortization of intangibles	12.4	2.8	2.9
Taxes on foreign income	(3.0)	(5.4)	(7.4)
Net deferred tax liability revaluation	27.7	—	—
Other items	1.8	1.1	5.5
Total income tax expense	$(28.2)	$(90.5)	$(86.1)
Effective tax rate	16.2%	24.7%	26.1%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Deferred tax assets:
Asbestos liability	$382.9	$356.6
Other provisions and accruals	37.7	52.8
Net operating loss carryforwards	25.5	24.2
Foreign tax credit carryforwards	126.1	107.5
Total deferred tax assets	572.2	541.1
Valuation allowance	(129.6)	(110.4)
Total deferred tax assets net of valuation allowance	442.6	430.7
Deferred tax liabilities:
Depreciable and amortizable assets	(81.6)	(130.0)
Other	(14.6)	(12.0)
Total deferred tax liabilities	(96.2)	(142.0)
Total deferred taxes, net	$346.4	$288.7
Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2018, the Company had European tax loss carry-forwards of approximately US$6.7 million and Australian tax loss carry-forwards of approximately US$18.8 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2018, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. At 31 March 2018, the Company had European tax loss carry-forwards of approximately US$3.2 million which will never expire. Carry-forwards of US$3.5 million will expire in fiscal years 2019 through 2026.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2018, the Company recognized a tax deduction of US$70.7 million (A$91.4 million) for the current year relating to total contributions to AICF of US$369.1 million (A$456.8 million) incurred in tax years 2014 through 2018.
At 31 March 2018, the Company had foreign tax credit carry-forwards of US$126.1 million that are available to offset future taxes payable. At 31 March 2018, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2018. In the future, based on review of the empirical evidence by management

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

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
At 31 March 2018, the Company had income taxes payable of US$29.1 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2018 of US$49.1 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid in Australia, Canada, New Zealand and the Philippines.
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
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand and the Philippines. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2015 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2014.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	148

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2015	$4.9	$0.3
Additions for tax positions of the current year	0.2	—
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	—
Balance at 31 March 2016	$0.7	$—
Additions for tax positions of the current year	0.1	—
Reductions in tax positions of prior year	(0.1)	—
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current year	—	—
Reductions in tax positions of prior year	—	—
Balance at 31 March 2018	$0.7	$—
At 31 March 2018, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2018, 2017 and 2016, income of nil, nil and US$0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.
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
US Tax Cuts and Jobs Act
The TCJ Act significantly revises the US corporate income tax by, among other things, lowering the US federal corporate income tax rate from 35.0% to 21.0%, resulting in a blended rate of 31.5% for the fiscal year ended 31 March 2018 and implementing a territorial tax system that imposed a tax on unrepatriated earnings of certain subsidiaries of our US subsidiaries.
During the year ended 31 March 2018, the Company recorded a charge to income tax expense of US$4.2 million in respect of income taxes of an estimated US$31.9 million imposed on deemed repatriated earnings of certain subsidiaries of our US subsidiaries, partially offset by an estimated reduction in the value of the US-based net deferred tax liability of US$27.7 million. Income taxes due from the deemed repatriation will

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	149

be paid over an 8 year period. As such, the Company recorded current and non-current income taxes payable in its 31 March 2018 consolidated balance sheet.
The impact of the tax legislation on the Company's future earnings is uncertain. The impact is subject to the potential effect of certain complex provisions in the TCJ Act, and the issuance of regulatory guidance or clarifications that may be issued in the future in respect of these provisions, including the base erosion and anti-abuse tax, global intangible low-taxed income, foreign derived intangible income and others, which the Company is currently reviewing. These provisions will be in effect for the Company beginning in its fiscal year 2019 and it is possible that any impact of these provisions could materially reduce the benefit of the reduction in the US federal corporate income tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether these provisions will apply and if so, how it would impact the Company.

15.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Liability Awards Expense	$5.6	$5.4	$4.8
Equity Awards Expense	11.1	9.3	10.3
Total stock-based compensation expense	$16.7	$14.7	$15.1
As of 31 March 2018, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$19.0 million and will be recognized over an estimated weighted average amortization period of 2.2 years.
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
Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2018, there were 620,544 restricted stock units outstanding under this plan.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	150

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
As of 31 March 2018, the Company had granted 12,475,138 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2018, there were 3,517,048 restricted stock units outstanding under the LTIP.
The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2018, 2017 and 2016:

Shares Available for Grant
Balance at 31 March 2016	28,418,808
Granted	(1,179,994)
Balance at 31 March 2017	27,238,814
Granted	(1,779,904)
Balance at 31 March 2018	25,458,910
Stock Options
There were no stock options granted during the years ended 31 March 2018 and 2017. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2016	104,027	7.22
Exercised	(55,131)	7.97
Balance at 31 March 2017	48,896	6.38
Exercised	(48,896)	6.38
Balance at 31 March 2018	—

The total intrinsic value of stock options exercised was A$0.8 million for the years ended 31 March 2018 and 2017.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	151

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$3.0 million and US$0.4 million for the years ended 31 March 2018, 2017 and 2016, respectively.
Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2016	4,049,454	11.00
Granted	1,179,994	18.54
Vested	(1,314,825)	8.60
Forfeited	(574,378)	9.10
Non-vested at 31 March 2017	3,340,245	14.80
Granted	1,779,904	14.04
Vested	(615,334)	12.05
Forfeited	(367,223)	14.12
Non-vested at 31 March 2018	4,137,592	14.63
Restricted Stock Units – service vesting
During fiscal year 2018, 332,262 restricted stock units (service vesting) were granted to employees under the 2001 Plan. During fiscal year 2017, 315,636 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2018, 237,480 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2017, 304,470 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.
Restricted Stock Units – performance vesting
The Company granted 515,249 and 407,539 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 21 August 2017 and 16 September 2016, respectively. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2018, after exercise of negative discretion by the Board, 221,042 restricted stock units (performance vesting) that were granted on 16 September 2014 as part of the fiscal year 2015 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 165,040 unvested restricted stock units from this grant were cancelled on 18 September 2017.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	152

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date and for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period until the performance conditions are applied at the vesting date.
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted 932,393 and 456,819 restricted stock units (market condition) to senior executives and managers of the Company on 21 August 2017 and 16 September 2016, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2018 and 2017, respectively:

Vesting Condition:	Market	Market
	FY18	FY17
Date of grant	21 Aug 2017	16 Sep 2016
Dividend yield (per annum)	3.0%	2.3%
Expected volatility	30.1%	31.5%
Risk free interest rate	1.5%	1.1%
Expected life in years	3.3	3.0
JHX stock price at grant date (A$)	17.91	20.82
Number of restricted stock units	932,393	456,819
During fiscal year 2018, 156,812 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2017, 728,887 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.
Scorecard LTI – cash settled units
Under the terms of the LTIP, the Company granted awards equivalent to 1,545,750 and 458,484 Scorecard LTI units on 21 August 2017 and 16 September 2016, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	153

On 18 September 2017, 197,800 of the 454,179 Scorecard LTI units that were previously granted on 16 September 2014 as part of the FY2015 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2015-17 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
On 16 September 2016, 316,841 of the 518,647 Scorecard LTI units that were previously granted on 16 September 2013 as part of the FY2014 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2014-16 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

16.  Capital Management and Dividends
The following table summarizes the dividends paid during the fiscal years 2018, 2017 and 2016:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
During fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).
Subsequent to 31 March 2018, the Company announced an ordinary dividend of US30.0 cents per security, with a record date of 7 June 2018 and a payment date of 3 August 2018.
17.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	154

Operating Segments
The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement	$1,578.1	$1,493.4	$1,335.0
International Fiber Cement	461.7	411.8	379.4
Other Businesses	14.7	16.4	13.8
Worldwide total	$2,054.5	$1,921.6	$1,728.2

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement[1,8]	$381.9	$343.9	$352.2
International Fiber Cement[1,6,7]	108.4	95.1	77.9
Other Businesses	(8.6)	(6.7)	(8.6)
Research and Development[1]	(27.8)	(25.5)	(23.9)
Segments total	453.9	406.8	397.6
General Corporate[2]	(224.7)	(13.6)	(43.6)
Total operating income	229.2	393.2	354.0
Net interest expense[3]	(29.5)	(27.5)	(25.6)
Loss on early debt extinguishment	(26.1)	—	—
Other income	0.7	1.3	2.1
Worldwide total	$174.3	$367.0	$330.5

	Total Identifiable Assets 31 March
(Millions of US dollars)	2018	2017
North America Fiber Cement	$1,070.7	$917.4
International Fiber Cement	351.6	335.7
Other Businesses	30.1	28.4
Research and Development	7.5	12.3
Segments total	1,459.9	1,293.8
General Corporate [4,5]	891.1	718.9
Worldwide total	$2,351.0	$2,012.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	155

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America	$1,592.8	$1,509.9	$1,348.8
Australia	301.1	252.5	228.4
New Zealand	76.8	73.3	61.4
Other Countries	83.8	85.9	89.6
Worldwide total	$2,054.5	$1,921.6	$1,728.2

		Total Identifiable Assets 31 March
(Millions of US dollars)		2018	2017
North America		$1,103.6	$953.1
Australia		242.6	237.0
New Zealand		34.8	31.8
Other Countries		78.9	71.9
Segments total		1,459.9	1,293.8
General Corporate[4,5]		891.1	718.9
Worldwide total		$2,351.0	$2,012.7
____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement	$6.1	$6.2	$6.6
International Fiber Cement	1.8	1.5	1.2
Research and Development[a]	25.4	22.6	21.7
	$33.3	$30.3	$29.5
a The Research and Development segment also included Selling, general and administrative expenses of US$2.4 million, US$2.9 million and US$2.2 million in fiscal years 2018, 2017 and 2016, respectively.

2
The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Asbestos adjustments	$(156.4)	$40.4	$5.5
AICF SG&A expenses	$(1.9)	$(1.5)	$(1.7)

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest (income) expense of US$(1.9) million, US$1.1 million and US$0.3 million in fiscal years 2018, 2017 and 2016, respectively.

4
The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 March 2018 and 2017 are US$537.7 million and US$573.8 million, respectively, and are included in the General Corporate costs.

6	Included in the International Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	156

7	Included in the International Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
New Zealand weathertightness claims expense	$—	$—	$(0.5)

8	Included in the North America Fiber Cement segment for the year ended 31 March 2018 was a gain on the sale of the Fontana Building of US$3.4 million.

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
This customer’s accounts receivable represented 9.0% and 9.1% of the Company’s accounts receivable at 31 March 2018 and 2017, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2018		2017		2016
Customer A	$246.9	12.0%	$226.0	10.3%	$197.0	10.1%
Approximately 22%, 21% and 22% of the Company’s net sales in fiscal year 2018, 2017 and 2016, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
18.  Accumulated Other Comprehensive Loss
During the year ended 31 March 2018 there were no reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)
Other comprehensive income	—	0.9	0.9
Balance at 31 March 2018	$0.3	$(1.6)	$(1.3)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	157

19.  Subsequent Event
Acquisition

On 3 April 2018, the Company completed its acquisition of German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) (collectively, "Fermacell") under the terms of the previously announced Sale and Purchase Agreement with Xella International S.A. Fermacell manufactures and sells gypsum fiber and cement-bonded board primarily in continental Europe.

On 7 November 2017, the Company had entered into the Sales and Purchase Agreement with Xella International S.A., whereby the Company agreed to purchase the stock of Fermacell based on an enterprise value of €473.0 million, resulting in 100% ownership of Fermacell. At the closing of the acquisition, the Company funded the closing payment and related fees and expenses with a combination of cash on-hand and a €400.0 million (US$492.4 million based on exchange rate at 3 April 2018) drawdown from the Term Loan Facility. Refer to Note 9 for further details on the Term Loan Facility.

The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the acquisition. Due to the limited time between the acquisition date and the filing of this report, it is not practicable for the Company to disclose: (i) the allocation of purchase price to assets acquired and liabilities assumed as of the date of close, and (ii) pro forma revenues and earnings of the combined company for the period ended 31 March 2018.

Beginning with the first quarter fiscal year 2019 results, the Company intends to include a European Building Products segment in its report of quarterly results. This new segment will include the on-going James Hardie European Fiber Cement business and the newly acquired Fermacell business. The current International Fiber Cement segment will be renamed Asia Pacific Fiber Cement segment and will include our Australia, New Zealand and Philippines businesses.

James Hardie 2018 Annual Report on Form 20-F	158

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

US$ Millions
Description of Service	FY18	FY17	FY16
Audit fees[1]	$4.3	$3.9	$3.7
Audit-related fees[2]	—	—	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________

1
Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2
Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2018, 2017 and 2016.

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

James Hardie 2018 Annual Report on Form 20-F	159

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

James Hardie 2018 Annual Report on Form 20-F	160

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.
We are expanding production capacity in anticipation of the continued improvement of the operating environment. We have incurred significant capital expenditures in the past and we expect to incur significant capital expenditures again in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance, the implementation of new fiber cement technologies and to improve efficiency.
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
As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described elsewhere in this Annual Report. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all or that such additional capacities will operate at their expected utilization rate. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate and investors should not place undue reliance upon them.
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

James Hardie 2018 Annual Report on Form 20-F	161

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
Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 22%, 21% and 22% of our net sales in fiscal years 2018, 2017 and 2016, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. We had no material foreign exchange contracts outstanding at 31 March 2018. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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

James Hardie 2018 Annual Report on Form 20-F	162

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2018, we have accrued US$52.8 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves in Note 10 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
In particular, many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of extensive tort litigation.
In March 2016, the United States Occupational Safety and Health Administration (“OSHA”) issued a comprehensive final rule revising the permissible exposure limit (“PEL”) for crystalline silica, reducing the PEL applicable to both general industry and construction to 0.050 mg/m3 from 0.1 mg/m3 and 0.25 mg/m3, respectively. The final rule became effective on 23 June 2016 with compliance required by 23 June 2017 for companies in the construction industry. In April 2017, OSHA announced a delayed enforcement of the rule for the construction industry until 23 September 2017. The compliance deadline as it applies to our US manufacturing operations remains 23 June 2018. It is possible that the revised OSHA crystalline silica PEL standard could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business parties (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.
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

James Hardie 2018 Annual Report on Form 20-F	163

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
Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2018, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$1,155 per ton, an increase of 15% compared to fiscal year 2017. Prices for cement and freight market costs also increased compared to fiscal year 2017.
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
We have one customer who contributed greater than 10% of our net sales in each of the past three fiscal years. This customer’s accounts receivable represented 9.0% and 9.1% of our trade accounts receivable at 31 March 2018 and 2017, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2018 Annual Report on Form 20-F	164

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

James Hardie 2018 Annual Report on Form 20-F	165

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
Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and others. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows. Although our plants were not significantly impacted by hurricanes Harvey and Irma, the areas affected by these hurricanes represents approximately 18% of our customer base, and accordingly, we experienced a short-term impact on our business in fiscal year 2018 from these areas as a result of these natural disasters.
In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments of a material nature could significantly disrupt our

James Hardie 2018 Annual Report on Form 20-F	166

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
The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report of management on our internal controls over financial reporting that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal control over financial reporting. As of 31 March 2018, management concluded that our internal controls over financial reporting are effective. Moreover, as of 31 March 2018, our independent registered public accounting firm issued an unqualified opinion on our internal controls over financial reporting. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of securities. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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

James Hardie 2018 Annual Report on Form 20-F	167

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
We may experience difficulties and costs in integrating acquired businesses, including the recently acquired Fermacell business, and may fail to realize all of the anticipated benefits from acquisitions or those benefits may take longer to realize than expected.
We recently completed the acquisition of the Fermacell business and we may acquire other businesses in the future, which are intended to complement or expand our business. The successful integration of Fermacell and future acquisitions depends on our ability to manage the operations and personnel of the acquired businesses. Integrating operations is complex and requires significant efforts and expenses on the part of both us and the acquired company. Potential difficulties we may encounter as part of the integration process include the following:

•	employees may voluntarily or involuntarily exit the Company because of the acquisitions;

•	our management team may have its attention diverted while trying to integrate the acquired businesses;

•	we may encounter obstacles when incorporating the acquired operations into our operations and management and in achieving intended levels of manufacturing quality;

•	differences in business backgrounds, corporate cultures and management philosophies;

•	the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the acquisition;

•	we may discover previously undetected operational or other issues; and

•	the acquired operations may not otherwise perform as expected or provide expected results.

The integration process may disrupt our business and, if implemented ineffectively, may not result in the realization of the expected benefits of the acquisition. The failure to meet the challenges involved in integrating an acquired business and to realize the anticipated benefits of an acquisition could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our operating results. In addition, we could also encounter additional transaction-related costs, unforeseen liabilities or other issues. Any of these factors could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies or could adversely affect our business and financial results after the acquisition.
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

James Hardie 2018 Annual Report on Form 20-F	168

We may not be able to obtain financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financings on favorable terms would have a negative effect on our ability to execute our business strategy.
We will need to seek additional capital in the future to refinance or replace existing short and long term indebtedness. We may also need to seek additional capital in the future to meet current or future business plans, meet working capital needs or for other reasons. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may experience liquidity issues and have to reduce our levels of planned capital expenditures, suspend dividend payments or take other measures to conserve cash in order to meet future cash flow requirements. Moreover, the terms of any such additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.
We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.
At 31 March 2018, we had approximately US$900.0 million aggregate principal amount of unsecured debt outstanding, which includes US$100.0 million under the unsecured revolving credit facility, nil under the 364-day term loan facility, US$400.0 million aggregate principal amount of 4.750% senior unsecured notes due 2025 and US$400.0 million aggregate principal amount of 5.000% senior unsecured notes due 2028, and no secured debt outstanding. We also had approximately US$400.0 million of availability under our unsecured revolving credit facility at 31 March 2018. Subsequent to fiscal year-end, on 3 April 2018, we drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the 364-day term loan facility, and used these funds to complete the Fermacell acquisition. No further drawdowns are permitted under this term loan facility.
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

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

James Hardie 2018 Annual Report on Form 20-F	169

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
We have recorded a gross asbestos liability of US$1,215.1 million in our consolidated financial statements as of 31 March 2018, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$690.4 million at 31 March 2018. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$1,055.0 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

James Hardie 2018 Annual Report on Form 20-F	170

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
Potential escalation in proven claims made against, and associated costs of AICF could require an extension of the period of time that the Company is obliged to make annual funding payments of up to 35% of its free cash flow, as defined in the AFFA, beyond the currently anticipated expiration date of that obligation, which may cause us to have to increase our asbestos liability in the future.
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

James Hardie 2018 Annual Report on Form 20-F	171

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
In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2018, 2017 and 2016 , we recorded unfavorable adjustment of US$3.9 million, a favorable adjustment of US$1.8 million and unfavorable adjustment of US$2.6 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.
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

James Hardie 2018 Annual Report on Form 20-F	172

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

James Hardie 2018 Annual Report on Form 20-F	173

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
As an Irish plc, the majority of our board meetings are held in and strategic decisions are made in Ireland. However, there can be no assurance that Irish or another jurisdiction’s law will not become more restrictive or otherwise disadvantageous to us.
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

James Hardie 2018 Annual Report on Form 20-F	174

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
The recently enacted Tax Cuts and Jobs Act (“TCJ Act”) resulted in significant changes in the US corporate income tax system. These changes include, but are not limited to, a federal statutory rate reduction from 35% to 21%, certain changes to depreciation rules, the elimination or reduction of certain US deductions and credits and limitations on the deductibility of interest and executive compensation. The TCJ Act also includes US tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provisions and the base-erosion and anti-abuse tax (“BEAT”) provisions. The TCJ Act makes broad and complex changes to the US tax code and the overall impact of these changes on the Company’s future earnings is uncertain, subject to the regulatory guidance or clarifications that may be issued in the future, any of which may materially increase our effective income tax rate and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Other changes in the tax laws of jurisdictions where we do business could also result in a material increase in our effective tax rate. Numerous countries are evaluating their existing laws due in part, to recommendations made by the Organization for Economic Co-operation and Development’s (“OECD’s”) Base Erosion and Profit Shifting (“BEPS”) project. Future tax reform based on such proposals or otherwise may increase the amount of taxes we pay and may adversely affect our operating results and cash flows.
Exposure to additional tax liabilities due to audits and reviews could materially adversely affect our business.
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

James Hardie 2018 Annual Report on Form 20-F	175

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
Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2015 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2018 Annual Report on Form 20-F	176

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
In fiscal years 2018, 2017 and 2016, we recorded an income tax benefit of nil, nil and US$0.3 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.
We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and the Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2015. We are no longer subject to examinations by the Australian Taxation Office for tax years prior to tax year 2014.
New Zealand Weathertightness Claims
Our New Zealand subsidiaries, and in one set of proceedings a number of other group companies including JHI plc, have been and, at times, continue to be joined in a number of construction defect and/or product liability claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims have often involved multiple parties and have alleged that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims have typically included allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors with some claims also alleging a generic system defect in relation to some of the products supplied by our New Zealand subsidiaries.
We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to us in instances that involve co-defendants in defending the claim and the extent to which we have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

James Hardie 2018 Annual Report on Form 20-F	177

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
Other Product Liability

Between March 2011 and March 2017, one of our US subsidiaries was named as a defendant in 14 related lawsuits in nine separate US federal district courts. Each lawsuit had a different set of facts and circumstances; however, the lawsuits all related to products allegedly manufactured by the subsidiary, raised virtually the same claims and were brought by the same underlying group of plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit sought to pursue claims on behalf of a purported but unidentified class of homeowners.

All 14 cases were litigated in a single Multi-District Litigation action in a single US federal district court. On 2 January 2018, the court issued rulings in favor of the subsidiary in all respects on all pending motions. The court denied plaintiffs’ motion for class certification, granted the subsidiary’s motion to exclude plaintiffs’ expert witness, and granted all 14 of the subsidiary’s summary judgment motions against all named plaintiffs. This effectively ended the case at the trial court level. On 31 January 2018, plaintiffs filed an appeal of the district court’s decisions on the motions. As of 6 May 2018, the plaintiffs and the subsidiary had finalized the terms of and were working towards the execution of a settlement agreement for settling the appeal on terms that are non-material to the subsidiary.

James Hardie 2018 Annual Report on Form 20-F	178

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2018, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2018. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2018.
The effectiveness of our internal control over financial reporting as of 31 March 2018 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2018 Annual Report on Form 20-F	179

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2018, and the related notes and our report dated 22 May 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Irvine, California
22 May 2018

James Hardie 2018 Annual Report on Form 20-F	180

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2018	2017	2016
Fiber Cement United States and Canada	2,659	2,390	2,095
Fiber Cement Australia	539	484	475
Fiber Cement New Zealand	170	155	157
Fiber Cement Philippines	261	223	190
Pipes Australia[1]	—	—	35
Fiber Cement Europe	80	81	71
Other Businesses – United States	35	29	24
Research & Development, including Technology	156	156	155
General Corporate	60	59	55
Total Employees	3,960	3,577	3,257
____________

1	During the first quarter of fiscal year 2016, we completed the sale of our Australian Pipes business.
As of the end of 31 March 2018, of the 3,960 average number of people employed, approximately 175 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 83 and 92 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members, as such, it is possible that some of the employees covered by the collective agreements may not be members of a union. Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
LISTING DETAILS
As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd ("CDN"). The CUFS are listed and traded on the ASX under the symbol “JHX.”
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Previously, the beneficial ownership ratio under our ADS program was five CUFS to each ADS; however, effective 18 September 2015, the beneficial ownership ratio was changed to a 1-to-1 CUFS to ADS ratio. Since fiscal year 2015, Deutsche Bank Trust Company Americas (“Deutsche Bank“) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

James Hardie 2018 Annual Report on Form 20-F	181

Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.
Price History
The trading prices of JHI plc CUFS and ADSs on the ASX and NYSE, respectively, are as follows:

JHI plc CUFS on ASX			JHI plc ADS on NYSE[1]
Period	High (A$)	Low (A$)	Period	High (US$)	Low (US$)
Fiscal year ended:			Fiscal year ended:
31 March 2018	23.85	17.03	31 March 2018	18.79	13.55
31 March 2017	23.09	17.63	31 March 2017	17.30	13.45
31 March 2016	20.04	14.15	31 March 2016	72.19	10.19
31 March 2015	15.67	11.16	31 March 2015	68.51	48.39
31 March 2014	15.21	8.47	31 March 2014	72.26	39.97
Fiscal quarter ended:			Fiscal quarter ended:
31 March 2018	23.85	21.07	31 March 2018	18.79	16.87
31 December 2017	22.63	17.27	31 December 2017	17.69	13.62
30 September 2017	20.50	17.03	30 September 2017	15.84	13.55
30 June 2017	23.20	19.25	30 June 2017	17.28	14.36
31 March 2017	22.22	18.25	31 March 2017	16.16	14.00
31 December 2016	22.39	17.80	31 December 2016	16.25	14.30
30 September 2016	23.09	20.09	30 September 2016	17.30	15.28
30 June 2016	21.56	17.63	30 June 2016	15.84	13.45
Month ended:			Month ended:
30 April 2018	24.19	22.24	30 April 2018	18.66	17.16
31 March 2018	23.18	21.88	31 March 2018	18.11	17.17
28 February 2018	23.85	21.99	28 February 2018	18.79	17.25
31 January 2018	22.82	21.07	31 January 2018	17.95	16.87
31 December 2017	22.63	21.02	31 December 2017	17.69	16.11
30 November 2017	21.74	18.59	30 November 2017	16.56	14.51
____________

1	Effective 18 September 2015, the beneficial ownership ratio under our ADS program was changed from five CUFS to each ADS to one CUFS to each ADS.

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

James Hardie 2018 Annual Report on Form 20-F	182

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

James Hardie 2018 Annual Report on Form 20-F	183

collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. Deutsche Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we are entitled to receive US$47,518 in reimbursements of this type in calendar year 2018); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year. In addition, Deutsche Bank agreed to reimburse or waive certain legal, printing and advertising and promotional costs relative to our transfer of the ADS program from Bank of New York Mellon (US$58,929).

James Hardie 2018 Annual Report on Form 20-F	184

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

James Hardie 2018 Annual Report on Form 20-F	185

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

Power to vote on compensation
The maximum aggregate ordinary remuneration of the non-executive directors is US$2,800,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

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
Our Articles of Association grant these authorizations to the Board, which will expire (unless renewed) on 14 August 2020.

James Hardie 2018 Annual Report on Form 20-F	186

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

James Hardie 2018 Annual Report on Form 20-F	187

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
We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the Board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors of their own volition or (2) by directors upon being requested to do so pursuant to Irish Company Law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.
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
All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

•	by instructing CDN, as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;

James Hardie 2018 Annual Report on Form 20-F	188

•	by directing CDN to appoint itself (or another person) as the nominated proxy pursuant to a voting instruction form provided by the Company; or

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

James Hardie 2018 Annual Report on Form 20-F	189

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

James Hardie 2018 Annual Report on Form 20-F	190

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

James Hardie 2018 Annual Report on Form 20-F	191

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
MATERIAL CONTRACTS
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Term Loan Facility, our Revolving Credit Facility, the indenture governing our senior unsecured notes, the Fermacell Share Purchase and Sale Agreement, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
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

James Hardie 2018 Annual Report on Form 20-F	192

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

James Hardie 2018 Annual Report on Form 20-F	193

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
Distributions to US Shareholders that are treated as “qualified dividend income” are generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.
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

James Hardie 2018 Annual Report on Form 20-F	194

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

James Hardie 2018 Annual Report on Form 20-F	195

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
US Information Reporting and Backup Withholding
Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-

James Hardie 2018 Annual Report on Form 20-F	196

US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US related financial intermediaries.
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

James Hardie 2018 Annual Report on Form 20-F	197

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

James Hardie 2018 Annual Report on Form 20-F	198

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

James Hardie 2018 Annual Report on Form 20-F	199

Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2018 Annual Report on Form 20-F	200

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
For our fiscal year ended 31 March 2018, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	77.5%	14.7%	3.7%	4.1%
Expenses[2]	71.9%	20.8%	3.3%	4.0%
Liabilities (excluding borrowings)[2]	20.8%	76.4%	1.1%	1.7%
For our fiscal year ended 31 March 2017, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.6%	13.1%	3.8%	4.5%
Expenses[2]	81.8%	9.7%	3.6%	4.9%
Liabilities (excluding borrowings)[2]	19.9%	77.3%	1.1%	1.7%
____________

1	Comprised of Philippine pesos, euro and Canadian dollars.

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

James Hardie 2018 Annual Report on Form 20-F	201

contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2018 and 2017, we had foreign currency forward contracts of US$0.8 million.
For further information, see Note 12 to our consolidated financial statements in Section 2.
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 1.3083 as of 31 March 2017 to 1.3020 as of 31 March 2018, a 0.5% movement, resulting in a US$3.9 million unfavorable impact on our fiscal year 2018 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$898.9 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2018 exchange rate of 1.3020) would have approximately a US$62.8 million and US$76.7 million favorable or unfavorable impact, respectively, on our net income.
For fiscal year 2017, assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$873.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2017 exchange rate of 1.3083) would have approximately a US$60.7 million and US$74.2 million favorable or unfavorable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facilities and 364 day term loan facility. As of 31 March 2018 and 2017, our revolving credit facilities and 364 day term loan facility were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period or interest period in the case of a continuation of a loan. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.
From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2018, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$0.4 million receivable, which is included in Accounts Receivable. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
At 31 March 2018, we had US$100.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.
At 31 March 2017, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$1.1 million payable, which was included in Accounts Payable. For these interest rate swap contracts, we agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
At 31 March 2017, we had US$175.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

James Hardie 2018 Annual Report on Form 20-F	202

Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. While we expect to continue operating in tight markets for these commodities, we do enter into various sourcing arrangements in an effort to minimize additional working capital requirements caused by rising prices. These arrangements provide discounts on the prices of such commodities in relation to market prices and indicies, however, if such commodity prices do not continue to rise, these fixed pricing arrangements may negatively impact our cost of sales over the longer-term.
During fiscal 2018, although we purchase our pulp from several qualified suppliers in an attempt to mitigate against price increases and supply interruptions, pulp continued to demonstrate a higher price sensitivity than any other commodities used in our manufacturing process, driven by large supply disruptions around the globe. Additionally, we continued to experience price fluctuations for utilities such as electricity and natural gas, as fracking continued to disrupt pricing within the US energy market.
We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2018 would have resulted in +/- US$30.3 million or 2.3% impact on our cost of sales for fiscal year 2018.
For fiscal year 2017, we assessed the market risk of our core commodities (pulp, cement and silica) and believed that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2017 would have resulted in +/- US$25.6 or 2.1% impact on our cost of sales for fiscal year 2017.

James Hardie 2018 Annual Report on Form 20-F	203

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2018, JHI plc had 441,524,118 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 16,312 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSU’s issued by the Company carry no voting rights.
At 30 April 2018, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2018 and 2017:

Geographic Region	31 March 2018	31 March 2017
Australia	49.03%	42.24%
United States	29.31%	34.58%
United Kingdom	4.14%	4.38%
Europe (excluding the United Kingdom)	4.85%	4.50%
Asia	4.22%	4.48%
Other	8.45%	9.82%
As of 30 April 2018, 0.26% of the outstanding shares of our common stock was held by 95 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2018, 0.72% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 0.98% of our outstanding capital stock was registered to 98 US holders as of 30 April 2018.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2018:

Size of Holding Range	CUFS		Options
	Holders	Holdings	Holders	Holdings
1-1,000	9,466	4,277,860	-	-
1,001-5,000	5,561	12,270,219	-	-
5,001-10,000	747	5,265,573	-	-
10,001-100,000	479	10,812,102	-	-
100,001 and over	59	408,898,364	-	-
Totals	16,312	441,524,118	-	-

James Hardie 2018 Annual Report on Form 20-F	204

Based on the closing price of A$23.61 on 30 April 2018, there were 252 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
The following table identifies those CUFS holders who beneficially owned 3% or more of our ordinary shares at 30 April 2018, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, the SEC or the ASX, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2018, which was 441,524,118 shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
Commonwealth Bank of Australia[1]	28,545,550	6.47%
FMR LLC [2]	26,486,712	6.00%
OppenheimerFunds, Inc.[3]	23,564,091	5.34%
BlackRock Group [4]	22,848,184	5.17%
The Capital Group Companies, Inc.[5]	21,707,008	4.92%
Schroders plc [6]	14,529,189	3.29%
____________

1
Commonwealth Bank of Australia and its affiliates most recently became a substantial shareholder on 15 August 2014, and through subsequent sales and purchases currently holds 28,545,550 shares as of 31 December 2017, as reported on a Schedule 13G filed with the SEC on 13 February 2018.

2
FMR LLC and its affiliates, became a substantial shareholder on 23 July 2009, and through subsequent sales and purchases currently 26,486,712 shares as of 11 April 2018, as reported in the notification filed with the ASX on 12 April 2018.

3	OppenheimerFunds, Inc., became a substantial shareholder on 30 June 2016, with a current holding of 23,564,091 shares, as reported to the Company on 20 July 2016.

4
BlackRock Group most recently became a substantial shareholder on 16 October 2014, and through subsequent sales and purchases currently holds 22,848,184 shares as of 31 December 2018, as reported on a Schedule 13G filed with the SEC on 2 February 2018.

5
The Capital Group Companies, Inc. most recently became a substantial shareholder on 5 December 2016 and through subsequent sales and purchases currently holds to 21,707,008 shares, as reported in the notification filed with the ASX on 10 February 2018.

6	Schroders plc. became a substantial shareholder on 1 June 2015 with a current holding of 14,529,189 shares, as reported to the Company on 21 December 2015 on Form TR-1.

James Hardie 2018 Annual Report on Form 20-F	205

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2018

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	170,902,650	38.71%	1
J P Morgan Nominees Australia Limited	106,387,205	24.10%	2
Citicorp Nominees Pty Limited	34,156,878	7.74%	3
National Nominees Limited	29,063,449	6.58%	4
BNP Paribas Nominees Pty Ltd	18,411,760	4.17%	5
Citicorp Nominees Pty Limited	13,050,748	2.96%	6
BNP Paribas Noms Pty Ltd	9,590,036	2.17%	7
BNP Paribas Nominees Pty Ltd	4,185,000	0.95%	8
Australia Foundation Investment Company Limited	3,051,000	0.69%	9
AMP Life Limited	1,644,890	0.37%	10
UBS Nominees Pty Ltd	1,279,588	0.29%	11
HSBC Custody Nominees (Australia) Limited	1,096,130	0.25%	12
HSBC Custody Nominees (Australia) Limited	867,317	0.20%	13
Avanteos Investments Limited	816,857	0.19%	14
UBS Nominees Pty Ltd	745,062	0.17%	15
HSBC Custody Nominees (Australia) Limited	732,369	0.17%	16
Djerriwarrh Investments Limited	723,800	0.16%	17
Australia Foundation Investment Company Limited	700,000	0.16%	18
Millenium Pty Ltd	675,000	0.15%	19
UBS Nominees Pty Ltd	665,000	0.15%	20
TOTAL	398,744,739	90.31%

James Hardie 2018 Annual Report on Form 20-F	206

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS
Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GEM	Global Exchange Market
GMT	Global Management Team
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
OSHA	United States Occupational Safety and Health Administration
PEL	Permissible Exposure Limit
R&D	Research and Development
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

James Hardie 2018 Annual Report on Form 20-F	207

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

Consolidated Statements of Operations and Comprehensive Income (Loss) (US GAAP)	Remuneration Report (non US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
Operating income (loss)	EBIT*

Sum of interest expense and interest income	Net interest income (expense)*
Other income (expense)	Other income (expense)
Income (loss) before income taxes	Operating profit (loss) before income taxes*

Income tax (expense) benefit	Income tax (expense) benefit

Net income (loss)	Net operating profit (loss)*

*- Represents non-US GAAP descriptions used by Australian companies.
Operating income and Operating income margin – is equivalent to EBIT and EBIT margin
Income before income taxes – is equivalent to operating profit before income taxes
Net income – is equivalent to net operating profit
Other Financial Measures
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

James Hardie 2018 Annual Report on Form 20-F	208

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

•	Adjusted operating income;

•	Adjusted net income; and

•	Adjusted diluted earnings per share

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
Adjusted operating income

	Fiscal Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Operating income	$229.2	$393.2	$354.0
Excluding:
Asbestos:
Asbestos adjustments	156.4	(40.4)	(5.5)
AICF SG&A expenses	1.9	1.5	1.7
Fermacell acquisition costs	10.0	—	—
New Zealand weathertightness claims	—	—	0.5
Adjusted operating income	$397.5	$354.3	$350.7
Adjusted net income

	Fiscal Year Ended 31 March
(Millions of US dollars)	2018	2017	2016
Net income	$146.1	$276.5	$244.4
Excluding:
Asbestos:
Asbestos adjustments	156.4	(40.4)	(5.5)
AICF SG&A expenses	1.9	1.5	1.7
AICF interest (income) expense, net	(1.9)	1.1	0.3
Loss on early debt extinguishment	26.1	—	—
Fermacell acquisition costs	10.0	—	—
New Zealand weathertightness claims	—	—	0.5
Tax adjustments[1]	(47.3)	9.9	1.5
Adjusted net income	$291.3	$248.6	$242.9

[1] Includes tax adjustments related to Asbestos, loss on early debt extinguishment, and other tax adjustments

James Hardie 2018 Annual Report on Form 20-F	209

Adjusted diluted earnings per share

	Fiscal Year Ended 31 March
(Millions of US dollars)	2018	2017	2016
Adjusted net income	$291.3	$248.6	$242.9
Weighted average common shares outstanding - Diluted (millions)	442.3	443.9	447.2
Adjusted diluted earnings per share (US cents)	66	56	54

James Hardie 2018 Annual Report on Form 20-F	210

EXHIBIT LIST

Exhibit Number	Exhibit Description
1.1
Memorandum of Association of James Hardie Industries plc, as amended (filed as Exhibit 99.9 to the Company’s Report on Form 6-K filed 17 August 2015 (Commission File Number 001-15240) and incorporated by reference herein)

1.2
Articles of Association of James Hardie Industries plc (filed as Exhibit 99.9 to the Company’s Report on Form 6-K filed 17 August 2015 (Commission File Number 001-15240) and incorporated by reference herein)

2.1
Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)

2.2
Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 03 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)

2.3
Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.4
Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5
Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6
Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7
Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8
Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.9
Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10
Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11
Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2018 Annual Report on Form 20-F	211

Exhibit Number	Exhibit Description
2.12
Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.13*	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas
2.14*	Form of 4.750% Senior Note due 2025
2.15*	Form of 5.000% Senior Note due 2028
2.16*
Amended and Restated Credit and Guaranty Agreement, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto

2.17*
364-Day Term Loan and Guaranty Agreement, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto

4.1
Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 99.10 to the Company’s Report on Form 6-K filed 17 August 2015 (Commission File Number 001-15240 and incorporated by reference herein)

4.3
Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4
Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6
Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7
Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9
Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2018 Annual Report on Form 20-F	212

Exhibit Number	Exhibit Description
4.10
Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.11
Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)

4.12
Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13
Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14
Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15
Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16
Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17
Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18
Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19
Amended and Restated Final Funding Agreement - Address for Service of Notice on Trustee, dated 13 June 2008 (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.20
Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21
Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

James Hardie 2018 Annual Report on Form 20-F	213

Exhibit Number	Exhibit Description
4.22
Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.23
Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24
AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25
Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.26
Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27
Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.28
Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.29
Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.30*†
Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 7 November 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor

4.31*
Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund

4.32*†
Amendment to Sale and Purchase Agreement, dated 13 December 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor

4.33*†
Second Amendment and Accession Agreement to the Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 3 April 2018, by and among Xella International S.A., James Hardie Germany GmbH, James Hardie International Group Limited and James Hardie International Finance Designated Activity Company

8.1*	List of significant subsidiaries of James Hardie Industries plc

James Hardie 2018 Annual Report on Form 20-F	214

Exhibit Number	Exhibit Description
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG Actuarial
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
____________
*    Filed herewith

†	Certain schedules, exhibits and annexes have been omitted. The Company will furnish supplemental copies of any omitted schedule, exhibit or annex to the Commission upon request.

James Hardie 2018 Annual Report on Form 20-F	215

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ LOUIS GRIES
Louis Gries
Date: 22 May 2018		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 22 May 2018		Chairman