Form 20-F/A
period 2019-03-31
James Hardie Industries plc
filed 2019-08-08
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note - Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A amends the Annual Report of James Hardie Industries plc (the “Company”) on Form 20-F for the fiscal year ended 31 March 2019 (the “2019 Form 20-F”), as originally filed with the Securities and Exchange Commission (the “SEC”), on 21 May 2019 to include an additional disclosure to the effect that, as permitted by SEC rules for acquired businesses, the scope of the Company’s assessment of the effectiveness of internal control over financial reporting for the fiscal year ended 31 March 2019 did not include the operations of XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings 2 GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, “Fermacell”), which the Company acquired on 3 April 2018.

This disclosure was already included under Item 3.D in Part I (Risk Factors) of the 2019 Form 20-F (pages 179 – 180). As amended, the same information now appears in the revised and restated disclosure under Item 15 in Part II (Controls and Procedures) of the 2019 Form 20-F (pages 191 – 192), together with the attestation report of the Company’s registered public accounting firm, which necessitated amended certifications pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002. The certifications are listed as exhibits 12.1, 12.2 and 13.1 in the 2019 Form 20-F are the only exhibits amended and filed in this Amendment No. 1 on Form 20-F/A.

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

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2019. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2019. Our evaluation excluded Fermacell, which was acquired on 3 April 2018, and whose financial statements constitute 17.2% and 37.0% of total and net assets, respectively, and 13.3% and 2.1% of revenues and operating income, respectively, in our consolidated financial statements for the fiscal year ended 31 March 2019.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control Over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fermacell, which is included in the 2019 consolidated financial statements of the Company and constituted 17.2% and 37.0% of total and net assets, respectively, as of March 31, 2019 and 13.3% and 2.1% of revenues and operating income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Fermacell.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended 31 March 2019, and the related notes and our report dated 21 May 2019 expressed an unqualified opinion thereon.

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
4.1
Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 99.5 to the Company’s Report on Form 6-K filed 14 August 2018 (Commission File Number 001-15240 and incorporated by reference herein)

4.3
Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4
Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6
Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7
Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8
Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9
Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10
Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.11
Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)

4.12
Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13
Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14
Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15
Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16
Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17
Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18
Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19
Amended and Restated Final Funding Agreement - Address for Service of Notice on Trustee, dated 13 June 2008 (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.20
Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21
Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.22
Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.23
Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24
AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25
Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.26
Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27
Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.28
Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.29
Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.30
Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 7 November 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.31
Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.32
Amendment to Sale and Purchase Agreement, dated 13 December 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.33
Second Amendment and Accession Agreement to the Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 3 April 2018, by and among Xella International S.A., James Hardie Germany GmbH, James Hardie International Group Limited and James Hardie International Finance Designated Activity Company (filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

8.1
List of significant subsidiaries of James Hardie Industries plc (filed as Exhibit 8.1 on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1
Consent of Ernst & Young LLP, independent registered public accounting firm (filed as Exhibit 15.1 on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

101.INS	XBRL Instance Document (filed as Exhibit 101.INS on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)
101.SCH	XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)
101.CAL
XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

101.DEF
XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

101.LAB
XBRL Taxonomy Extension Labels Linkbase Document (filed as Exhibit 101.LAB on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

101.PRE
XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE on the Company’s Annual Report on Form 20-F filed on 21 May 2019 (Commission File 001-15240) and incorporated by reference herein)

____________
* Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended by Amendment No. 1, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Jack Truong
Jack Truong
Date: 8 August 2019		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ Michael N. Hammes
Michael N. Hammes
Date: 8 August 2019		Chairman