Form 20-F
period 2020-03-31
James Hardie Industries plc
filed 2020-05-19
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2020
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
443,144,740 shares of common stock at 31 March 2020
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
☐ Yes ☒ No

2020
ANNUAL REPORT
ON FORM 20-F

James Hardie 2020 Annual Report on Form 20-F	i

James Hardie 2020 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. Selected Financial Data	1-3
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	148-166
Item 4. Information on the Company
A. History and Development of the Company	4-5; 17-18; 189
B. Business Overview	6-13
C. Organizational Structure	5; 14
D. Property, Plants and Equipment	15-18; 89
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	77-86
B. Liquidity and Capital Resources	86-91
C. Research and Development, Patents and Licenses, etc.	12
D. Trend Information	91
E. Off-Balance Sheet Arrangements	91
F. Tabular Disclosure of Contractual Obligations	92
G. Safe Harbor	70-71
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	19-29
B. Compensation	30-46
C. Board Practices	24-29; 47-69
D. Employees	171
E. Share Ownership	43-46
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	193-195
B. Related Party Transactions	59
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	93-146; 178-179
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	171-173
B. Plan of Distribution	Not Applicable
C. Markets	172
D. Selling Shareholders	Not Applicable

James Hardie 2020 Annual Report on Form 20-F	iii

PART 1 (continued)
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	174-181
C. Material Contracts	181
D. Exchange Controls	181-182
E. Taxation	182-189
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	189
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	190-192
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	172-173
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	169-170
Item 16A. Audit Committee Financial Expert	63
Item 16B. Code of Ethics	61-62
Item 16C. Principal Accountant Fees and Services	147
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	47-69
Item 16H. Mine Safety Disclosures	16-17
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	93-146
Item 19. Exhibits	198-203

James Hardie 2020 Annual Report on Form 20-F	1

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
SELECTED FINANCIAL DATA
We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2020 and 2019, and our consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity (deficit) for each of the years ended 31 March 2020, 2019 and 2018, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).
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

James Hardie 2020 Annual Report on Form 20-F	2

Consolidated Statement of Operations Data (Millions of US dollars)	2020	2019	2018	2017	2016
Net sales	$2,606.8	$2,506.6	$2,054.5	$1,921.6	$1,728.2
Income from operations[1]	241.5	228.8	146.1	276.5	244.4
Net income[1]	$241.5	$228.8	$146.1	$276.5	$244.4

Consolidated Balance Sheet Data (Millions of US dollars)	2020	2019	2018	2017	2016
Total assets	$4,028.3	$4,032.6	$2,351.0	$2,012.7	$2,029.4
Net assets (liabilities)	1,035.3	974.4	(221.5)	(212.2)	(225.2)
Common stock	$230.6	$230.0	$229.5	$229.1	$231.4

Shares (Millions)	2020	2019	2018	2017	2016
Basic weighted average number of common shares	442.6	441.9	441.2	442.7	445.3
Diluted weighted average number of common shares	444.1	443.0	442.3	443.9	447.2

Earnings Per Share (US dollar)	2020	2019	2018	2017	2016
Income from operations per common share – basic	$0.55	$0.52	$0.33	$0.62	$0.55
Net income per common share – basic	0.55	0.52	0.33	0.62	0.55
Income from operations per common share – diluted	0.54	0.52	0.33	0.62	0.55
Net income per common share – diluted	0.54	0.52	0.33	0.62	0.55
Dividends declared per share	0.36	0.40	0.38	0.39	0.58
Dividends paid per share	$0.36	$0.40	$0.38	$0.39	$0.58

Other Financial Data	2020	2019	2018	2017	2016
Cash Flow (Millions of US dollars)
Net cash provided by operating activities[2]	$451.2	$304.0	$308.5	$382.5	$222.9
Net cash used in investing activities[2]	(203.8)	(864.4)	(245.5)	(109.0)	(66.6)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6	$(210.0)	$(121.2)
Volume (million square feet)
North America Fiber Cement	2,481.6	2,308.1	2,238.8	2,215.4	1,969.2
Asia Pacific Fiber Cement[3]	532.6	546.1	494.7	448.2	449.6
Asia Pacific Fiber Cement excluding[4]	532.6	546.1	494.7	448.2	439.8
Europe Building Products[5]	827.5	815.8	34.0	39.0	31.3
Net Sales (Millions of US dollars)
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1	$1,493.4	$1,335.0
Asia Pacific Fiber Cement[3]	418.4	446.8	425.4	370.6	341.9
Asia Pacific Fiber Cement excluding[4]	418.4	446.8	425.4	370.6	336.8
Europe Building Products[5]	371.4	368.3	36.3	41.2	37.5
Other Businesses[6]	$0.6	$14.6	$14.7	$16.4	$13.8
Average sales price per unit (per thousand square feet)
North America Fiber Cement	$725	$718	$698	$665	$669
Asia Pacific Fiber Cement[3]	700	724	762	758	709
Asia Pacific Fiber Cement excluding[4]	700	724	762	758	713
Europe Building Products[5]	$345	$354	$950	$977	$986

James Hardie 2020 Annual Report on Form 20-F	3

____________

1
Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, AICF interest income (expense), loss on early debt extinguishment, Fermacell acquisition costs, asset impairment charges and product line discontinuation expenses, New Zealand weathertightness claims and related tax adjustments.

	(Millions of US dollars)
Other Financial Data	2020	2019	2018	2017	2016
Asbestos adjustments (expense) benefit	$(58.2)	$(22.0)	$(156.4)	$40.4	$5.5
AICF SG&A expenses	(1.7)	(1.5)	(1.9)	(1.5)	(1.7)
AICF interest income (expense)	1.4	2.0	1.9	(1.1)	(0.3)
Loss on early debt extinguishment	—	(1.0)	(26.1)	—	—
Fermacell acquisition costs	—	—	(10.0)	—	—
Asset impairment charges and product line discontinuation expenses	(84.4)	(29.5)	—	—	—
New Zealand weathertightness claims	—	—	—	—	(0.5)
Tax adjustments	$31.6	$(19.7)	$47.3	$(9.9)	$(1.5)

For additional information on asbestos adjustments, AICF SG&A expenses, AICF interest income (expense), loss on early debt extinguishment, asset impairments and product line discontinuation and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 2, 7, 8, 11, 13, 15 and 19 to our consolidated financial statements in Section 2.

2
Net cash provided by operating activities and net cash used in investing activities have been revised for fiscal years 2019 and 2018 to correct the amount of purchases of property, plant and equipment which were not yet paid. The Company concluded that the error did not have a material impact on the previously reported statement of cash flows for fiscal years 2019 and 2018 or affect the trend of financial results. See Note 2 to our consolidated financial statements in Section 2 for details on the immaterial change in statement of cash flow line items.

3
Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands.

4	Excludes the Australian Pipes business which we sold in the first quarter of fiscal year 2016.

5	Europe Building Products segment includes our Fermacell business acquired in April 2018 and our fiber cement products manufactured in the United States that are sold in Europe.

6
The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows.

.

James Hardie 2020 Annual Report on Form 20-F	4

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
The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. The telephone number is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 20, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 2 8845 3360. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants across the United States, Australia, New Zealand and the Philippines. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards in Europe. Today, James Hardie is a leading global manufacturer of a wide range of fiber cement and fiber gypsum building products in each of the United States, Australia, Europe, New Zealand and the Philippines.
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

James Hardie 2020 Annual Report on Form 20-F	5

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
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2020:

James Hardie 2020 Annual Report on Form 20-F	6

Business Overview
General Overview of Our Business
We are a world leader in the manufacture of fiber cement building materials. Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under various brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Aspyre Collection by James Hardie™, Artisan®, Reveal®, Cemplank®, Scyon® and Linea®. We are also a market leader in the European premium dry lining business, especially in Germany and Switzerland. We market our fiber gypsum and cement-bonded boards under the Fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2020	2019	2018
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1
Asia Pacific Fiber Cement	418.4	446.8	425.4
Europe Building Products	371.4	368.3	36.3
Other Businesses[1]	0.6	14.6	14.7
Total Net Sales	$2,606.8	$2,506.6	$2,054.5
____________

1	The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020.
Products
We manufacture fiber cement, fiber gypsum and cement bonded boards. Our fiber cement building materials includes a wide-range of products for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, decking and facades. While there are some market specific products, our core fiber cement products, planks and flat panels are sold across all of the markets in which we operate. Our fiber gypsum and cement-bonded boards are used mainly for interior applications such as dry lining walls, walls in timber frame buildings and flooring solutions. In addition, our cement-bonded boards are used in exterior and industrial applications as well as for fire protection.
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our fiber cement products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products, such as wood, and superior aesthetics when compared to vinyl siding.
Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;

•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;

•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;

James Hardie 2020 Annual Report on Form 20-F	7

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
Significant New Products
In the United States, new products released over the last three years include Hydrodefense HardieBackerTM, expanded ColorPlus offering through the Dream CollectionTM and Statement CollectionTM higher ventilation VentedPlus HardieSoffitTM. In addition, we also launched the Aspyre Collection by James Hardie™, which brings together the modernity of our Reveal® Panel System (now available with color matching Reveal® Surround Trim and Exposed Fasteners in 24 colors) with the traditional profiles of our Artisan® siding products (in addition to V-Groove and lap siding, the range has been expanded to include Bevel Channel, Square channel, Shiplap and Beaded lap).
In Australia and New Zealand, extensions to the existing growing product lines Stria® cladding and Axon® cladding have been launched to increase design versatility in line with Modern design trends with Stria® Splayed 255mm and Axon® Grained 133mm cladding, respectively. More recently, we expanded our exteriors offer with looks, ExoTec® VeroTM façade panel, a pre-finished concrete look panel and EasyTex™ panel, a revolutionary fiber cement panel embedded with a fine texture to deliver a modern render design aesthetic.
In Australia, we have also launched performance systems and accessories as part of our HardieSmart® range that enable high performance solutions with low wall footprint for narrow land lots, these aim to include HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care, Intertenancy and ZeroLot® Wall Systems. Lastly, building on New Zealand’s success, RABTM board was launched in Australia, a fiber cement rigid air barrier that can be used beneath cladding, providing added protection against the elements. This panel is sealed with James Hardie’s innovative CoreShield® penetrating sealer technology.
In New Zealand, over the same timeframe, the growing Secura® flooring line in Australia was launched in the region including both Secura® Interior Flooring and Secura® Exterior Flooring, and the Trim and RAB® lines were expanded by launching Axent® Fascia, HomeRABTM 4.5mm Pre Cladding, respectively.
In the Philippines, new products released over the past three years include the Hardieflex® Filled Wall System (a permanent formwork wall system tailored for the Philippines market), Hardieflex® Wet Area Walls lining

James Hardie 2020 Annual Report on Form 20-F	8

and Hardieflex® Vented Eaves. An improved version of their wall jointing compound has been launched under the HardieFlex® putty trademark.
In Europe, new fiber cement products released over the past three years include HardieWindbreaker™ sheathing board and associated accessories, a solution to provide the next generation in weather defense for buildings, along with HardieFoamTM, a solution for install of HardieBacker®. In our Fermacell business, new products released over the last three years include AESTUVER® Tx board, a key milestone for our fire protection boards offering.
Principal Markets for Our Products
United States and Canada
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, OSB, hardboard, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian external siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.
Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in North America accounts for the largest portion of our net sales, accounting for 70%, 67% and 77% of our total net sales in fiscal years 2020, 2019 and 2018, respectively. The year-over-year change from fiscal year 2018 to fiscal year 2019 in the percentage of net sales attributable to our North America sales was primarily a result of our Fermacell acquisition.
In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural wood or OSB, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.
Asia Pacific
In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external cladding, internal walls, ceilings, floors, soffits and facades. We believe the level of activity in this industry is generally a function of interest rates, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity.

In Australia, competition from imports and two locally based fiber cement manufacturers has intensified over the past decade. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.

James Hardie 2020 Annual Report on Form 20-F	9

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
Fermacell’s key markets in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
In Europe, our fiber cement building products are used in both residential and commercial building applications in external siding, internal walls, floors and soffits. We compete in most segments, except roofing, and promote the use of fiber cement products against traditional masonry and wood-based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors.
Seasonality
On a consolidated basis we do not have significant seasonality, however we do see shifts in our segments within the year. Our businesses typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually the quarter most affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. In Europe, the quarter ending September is affected by summer holidays and the quarter ending December is affected by a slow-down in construction activities around calendar year-end holidays. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See “Section 3 – Risk Factors.”
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

James Hardie 2020 Annual Report on Form 20-F	10

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
Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted and processed in Germany and Spain. Synthetic gypsum is obtained from coal-fired power plants in Germany, Poland and the Netherlands. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources. In Germany, we have secured long-term contracts for the supply of natural gypsum and we have invested in a natural gypsum mine in Spain.
Recycled Paper

Recycled paper is generally acquired from local suppliers and we currently maintain long-term contracts with our key suppliers.

James Hardie 2020 Annual Report on Form 20-F	11

Sales, Marketing and Distribution
The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and parts of Europe, including the United Kingdom, France, Denmark and Germany. In addition, in the past fiscal year, we have sold fiber cement products in several other markets, including Switzerland, the Middle East, South Korea, Taiwan, Hong Kong and various Pacific Islands. The principal markets for our fiber gypsum products are in Europe, including Germany, Switzerland, Denmark, France, Belgium, Netherlands, Luxembourg and the United Kingdom.
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.
We offer our customers support through a specialized fiber cement and fiber gypsum sales force and customer service infrastructure in North America, Australia, New Zealand, the Philippines and Europe.
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
In North America, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in North America are typically sold through the large home center retailers and specialist distributors. Our products are distributed across North America primarily by road and, to a lesser extent, by rail.
In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size retail outlets sell our fiber cement products to consumers, builders and real estate developers, although in recent years, DIY type stores have started to enter the Philippines market. The physical distribution of our product in each country is primarily by road, rail or sea transport. Products manufactured in Australia, New Zealand and the Philippines are also exported to a number of markets in Asia, various Pacific Islands, and the Middle East by sea transport.

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

James Hardie 2020 Annual Report on Form 20-F	12

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

James Hardie 2020 Annual Report on Form 20-F	13

have adverse environmental effects. As it relates to our operations, regulated material, including wastewater and air emissions, may be produced at some of our manufacturing plants. The wastewater produced from our manufacturing plants is internally recycled and reused before eventually being discharged to publicly owned treatment works, a process which is monitored by us, as well as by regulators. In addition, we actively monitor air emissions and other regulated materials produced by our plants so as to ensure compliance with the various environmental regulations under which we operate.
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
In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of minor associated fines.
Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2020 Annual Report on Form 20-F	14

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2020.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
Fermacell B.V.	Netherlands	Netherlands
Fermacell Schraplau GmbH	Germany	Germany
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie New Zealand Limited	New Zealand	New Zealand
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie NZ Holdings Limited	New Zealand	New Zealand
James Hardie North America, Inc	United States	United States
James Hardie NV	Netherlands	Netherlands
James Hardie Philippines Inc	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia	Australia
James Hardie Research Pty Ltd	Australia	Australia
JH Research USA, LLC	United States	United States
James Hardie Spain S.L.U.	Spain	Spain
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2020 Annual Report on Form 20-F	15

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
Manufacturing Capacity
At 31 March 2020, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Nameplate Capacity (mmsf)[1]
United States fiber cement [2]
Cleburne, Texas	Owned		666
Peru, Illinois	Owned		560
Plant City, Florida	Owned		600
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned		500
Waxahachie, Texas	Owned		360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[3]	190
Asia Pacific fiber cement
Australia
Rosehill, New South Wales	Owned		180
Carole Park, Queensland	Owned	[4]	160
New Zealand
Auckland	Leased	[5]	75
Philippines
Cabuyao City	Owned	[6]	172
Europe fiber gypsum
Münchehof, Germany	Owned		441
Orejo, Spain	Owned		275
Wijchen, the Netherlands	Owned		273
Siglingen, Germany	Owned	[7]	154
Other
Calbe, Germany	Owned	[8]	41
Schraplau, Germany	Owned	[9]	N/A
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

2
In the fourth quarter of fiscal year 2018, we announced a Greenfield capacity project in Prattville, Alabama. The expected commissioning date will be in fiscal year 2022. This project will add an additional nameplate 600 mmsf to our manufacturing capacity. This incremental capacity is not included in the table above.

3	On 5 May 2020, we announced our operational decision to shut down production at our Summerville, South Carolina plant. We expect the plant to close in mid calendar year 2020.

James Hardie 2020 Annual Report on Form 20-F	16

4
In the fourth quarter of fiscal year 2018, we announced an A$28.5 million (US$22.8 million) Brownfield expansion project at our Carole Park, Queensland facility. This expansion project was completed in the third quarter of fiscal year 2020. We anticipate we will commission this sheet machine in early fiscal year 2022. This incremental capacity is not included in the table above.

5
On 5 May 2020, we announced our strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand Market. We will cease all manufacturing of products in New Zealand under this model and shift manufacturing from Auckland, New Zealand to our Rosehill and Carole Park plants in Australia. The Auckland leases expire on 22 March 2026.

6
The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa.

7	On 5 May 2020, we announced the temporary closure of our Siglingen, Germany plant.

8	Our Calbe, Germany plant produces cement bonded boards.

9	Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available.
We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures” below.

Management has determined that for measuring the annual design capacity of the fiber cement and fiber gypsum network, the calculation should incorporate our expected production based upon our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability, differing production speeds and downtime expectations.

Based on the methodology noted above, for the year ended 31 March 2020 and 2019, we had an annual fiber cement flat sheet design capacity of 4,330 mmsf and 4,060 mmsf in the United States, respectively, and 730 mmsf and 707 mmsf in Asia Pacific, respectively. For the years ended 31 March 2020 and 2019, we had an annual design capacity of 790 mmsf and 800 mmsf, respectively, for our European fiber gypsum plants. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities. Actual utilization is calculated using actual production, which is affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2020, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 79%, 77% and 90% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2019, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 84%, 75% and 95% in the United States, Europe and Asia Pacific, respectively.
Mines
In North America, we lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2022 (with additional options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2024. We also own property in Victorville, California which could be mined for silica. As of 30 April 2020, we have not begun to mine this site and have no immediate plans to do so. We continue to lease a parcel of land in Victorville, California adjacent to and for access to our owned property, as well as providing an equipment area for mining operations.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2020, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations.

James Hardie 2020 Annual Report on Form 20-F	17

There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
Our Fermacell business has an operating license for a mining facility in Schraplau, Germany, however no active mining is being undertaken, or allowed with respect to the former owner FELS-WERKE GmbH, and the mine is only being used for storage of material. We also have an investment in a natural gypsum mine in Spain.

Our New Zealand business quarries and removes sand from a site in North Auckland according to rights to do so for a period through until 31 March 2021.
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2020	2019	2018
North America Fiber Cement	$137.1	$246.8	$182.5
Asia Pacific Fiber Cement	32.2	41.1	24.9
Europe Building Products	23.5	26.0	—
Other Businesses	—	1.5	2.0
R&D and Corporate	1.0	2.1	0.8
Total Capital Expenditures	$193.8	$317.5	$210.2
Significant active capital expenditures
At 31 March 2020, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Nameplate Capacity Increase[1] (mmsf)
Prattville Greenfield expansion	$240.0	$214.1	Q4FY18	FY22	600
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

James Hardie 2020 Annual Report on Form 20-F	18

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Summerville recommissioning	$15.7	FY17 - FY18
Philippines capacity expansion	18.0	FY16 - FY19
Tacoma Greenfield expansion	147.0	FY17 - FY20
Carole Park Brownfield expansion	$21.6	FY19 - FY20
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. In fiscal year 2020, a US$61.7 million impairment charge was recorded to Property, Plant and Equipment associated with the closures of our Summerville, USA and Penrose, New Zealand manufacturing facilities, as well as, the closure of James Hardie Systems and the impairment of additional non-core assets. We do not consider the exit from our Summerville, USA plant or from the James Hardie Systems business a material divestiture or a strategic shift in the nature of our operations. Further, we do not consider the closure of our Penrose, New Zealand plant a material divestiture. We announced our plans to close the plant due to our strategic decision to shift to an import sales model with product to be manufactured and imported from Australia.
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

James Hardie 2020 Annual Report on Form 20-F	19

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2020 are:

Jack Truong BS, PhD Chief Executive Officer Age 57

Dr Jack G. Truong joined James Hardie as President of International Operations in April 2017. Dr Truong was announced Chief Executive Officer ("CEO") successor and appointed President and Chief Operating Officer with the responsibility of running the Company's global business in September 2018. He was officially appointed CEO in January 2019.

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

James Hardie 2020 Annual Report on Form 20-F	20

Jason Miele BA Chief Financial Officer Age 43

Jason Miele was appointed as Chief Financial Officer (“CFO”) in February 2020. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, information systems, and investor and media relations.

Mr Miele has over 13 years of experience with James Hardie and has served in a number of important roles during his tenure, including most recently, as Vice President – Investor and Media Relations, a position he held from February 2017. In that role, Mr Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.
Prior to that, Mr Miele served in a variety of roles of increasing responsibility, in finance functions such as Treasury, Controllership and Operational Finance, including reporting to the CFO as the Global Treasurer and later the Global Controller. Mr Miele has supported the James Hardie business during his tenure, working in multiple geographies including Dublin, Ireland, Amsterdam, Netherlands, Mission Viejo, California and Chicago, Illinois in the United States and most recently, Sydney, Australia.
Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting.

Sean Gadd BEng, MBA Executive Vice President, North America Commercial Age 47

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
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2020 Annual Report on Form 20-F	21

Ryan Kilcullen BSc, MS Executive Vice President – Operations Age 39

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

Conrad Groenewald B.Tech, MDP, MBA General Manager, Asia Pacific Age 47

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

James Hardie 2020 Annual Report on Form 20-F	22

Jörg Brinkmann MS, PhD General Manager, Europe Age 41

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

Julie Katigan BA, MA Chief Human Resources Officer Age 53

Julie Katigan joined James Hardie as Chief Human Resources Officer (“CHRO”) in May 2019.  As CHRO she has responsibility for the Company’s global human resource activities, including employee engagement, leadership and talent development and human resources strategy.

Most recently, Ms Katigan was the Senior Vice President, Human Resources for XPO Logistics’ Americas and Asia Pacific Supply Chain business unit, responsible for approximately 25,000 employees in 400 locations across the globe.

Prior to XPO Logistics, Ms Katigan held senior human resources leadership roles in both business partnering and specialty areas such as Talent Management and Organizational Development, with well-established companies that included Colfax Corporation, Electrolux, Mead Johnson Nutrition and Ford Motor Company.

Ms Katigan has a Bachelor of Arts degree in English and a Master’s degree in Labor and Industrial Relations from Michigan State University.

James Hardie 2020 Annual Report on Form 20-F	23

Joe Blasko BSFS, JD General Counsel and Chief Compliance Officer Age 53

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

James Hardie 2020 Annual Report on Form 20-F	24

Board of Directors
James Hardie’s non-executive directors have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see "Section 1 - Corporate Governance Report" of this Annual Report.
Members of the Board of Directors (the “Board”) at 30 April 2020 are:

Michael Hammes BS, MBA Age 78

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
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2020 Annual Report on Form 20-F	25

Brian Anderson BS, MBA, CPA Age 69

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

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.
Other: Member of the Governing Board of the Center for Audit Quality (since 2016); resident of the United States.
Last elected: August 2017
Term expires: August 2020

James Hardie 2020 Annual Report on Form 20-F	26

Russell Chenu BCom, MBA Age 70

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

David D. Harrison BA, MBA, CMA Age 72

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
Other: Resident of the United States.
Last elected: August 2019
Term expires: August 2022

James Hardie 2020 Annual Report on Form 20-F	27

Andrea Gisle Joosen MSc, BSc Age 56

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

Directorships of listed companies in the past five years: Current – Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former –Director of Mr Green AB (2015 - 2019).
Other: Director of Logent AB (since December 2019); Director of Qred AB (since June 2019); Director of Acast AB (since 2018); Director of Neopitch AB (since 2004); resident of Sweden.
Last elected: August 2018
Term expires: August 2021

Persio V. Lisboa BS Age 54

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
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2020 Annual Report on Form 20-F	28

Anne Lloyd, BS, CPA Age 58

Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. During fiscal year 2020, Ms Lloyd served as a member of the Audit Committee until 26 August 2019, at which time she stepped down from such position concurrent with her appointment as Interim CFO. Effective 26 August 2019, Ms Lloyd was appointed as Interim CFO, a position she held until 25 February 2020.
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
Other: Resident of the United States.
Last elected: August 2019
Term expires: August 2022

Moe Nozari BA, MS, PhD and Postdoctoral Research Fellow Age 77

Dr Moe Nozari was appointed as an independent non-executive director of James Hardie in November 2019. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Dr Nozari worked at 3M for thirty eight years.  Latterly, he served as an Executive Vice President of Consumer and Office Business at 3M Company, from 2002 until his retirement from 3M in July 2009. Prior to that he served as an Executive Vice President of Consumer and Office Markets at 3M Company from 1999 to 2002 and served as its Group Vice President of Consumer and Office Markets Group from 1996 to 1999. Dr Nozari joined 3M, in the Central Research Laboratories in 1971 and advanced to the position of Technical Director of the Photographic Products Division.

After a succession of managerial and business responsibilities in 1986 he was named a Division Vice President, then a Group Vice President in 1996.  While at 3M his focus was on the development of new products, brands, identification, and development of people.

Other: Resident of the United States.

Last elected: Dr Nozari will be standing for election at the August 2020 Annual General Meeting.

James Hardie 2020 Annual Report on Form 20-F	29

Rada Rodriguez MSc Age 61

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
Other: Director of Messe Berlin GmbH (since November 2019); Director of ZVEI (since 2014); resident of Germany.
Last elected: August 2019
Term expires: August 2022

James Hardie 2020 Annual Report on Form 20-F	30

Remuneration
The remuneration information provided in this Annual Report outlines the key remuneration and share ownership information for our Board of Directors and our Senior Executive Officers (defined below) for fiscal year 2020. A remuneration report, which further details our remuneration policies and practices will be provided separately to our shareholders in July 2020, together with the 2020 Notice of Annual General Meeting (“AGM”) and accompanying materials.
For fiscal year 2020, our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2020) (“Senior Executive Officers”) are:

•	Dr Jack Truong, CEO;

•	Jason Miele, CFO (from 25 February 2020);

•	Sean Gadd, Executive Vice President, North America Commercial;

•	Joe Blasko, General Counsel and Chief Compliance Officer;

•	Ryan Kilcullen, Executive Vice President – Operations; and

•	Matthew Marsh, Former CFO (through August 2019).

In addition to Messrs Miele and Marsh, Ms Anne Lloyd, a member of the Company's Board of Directors, served as the Company's Interim CFO from August 2019 to February 2020. Ms Lloyd served in the Interim CFO position following Mr Marsh's departure while the Company sought to retain a new CFO. Remuneration paid to Ms Lloyd for her service as Interim CFO is set forth in the remuneration for non-executive directors section of this Annual Report.
DESCRIPTION OF 2020 REMUNERATION ELEMENTS
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
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowance, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2020, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.
In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$19,000 in calendar year 2019 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation

James Hardie 2020 Annual Report on Form 20-F	31

limit of US$280,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2020, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
Short Term Incentive ("STI") (1 year)	Individual Performance Plan ("IP Plan")	20% of STI Target	Cash
	Company Performance Plan ("CP Plan")	80% of STI Target	Cash
Long Term Incentive ("LTI") (3 years)	Long Term Incentive Plan 2006 (“LTIP”)	25% of LTI Target	Return on Capital Employed ("ROCE") Restricted Stock Units ("RSUs")
		25% of LTI Target	Relative Total Shareholder Return ("TSR") RSUs
		50% of LTI Target	Cash (Scorecard LTI)
STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2020, the STI target percentage for Dr Truong was 100% of base salary, for Mr Miele a pro-rated target of 47% based on various positions he held during the year, 75% for Mr Marsh and 60% for Messrs Gadd, Blasko and Kilcullen, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.
Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans, which for Senior Executive Officers will prevent payment of any STI under the CP Plan unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2020, the ‘circuit breaker’ for participants tied to the US plan was set at Primary Demand Growth ("PDG") achievement of greater than -2%. In the event the US business did not achieve PDG greater than -2% for fiscal year 2020, the US Achieved Multiple used in the calculation of any composite multiple would also be zero.

James Hardie 2020 Annual Report on Form 20-F	32

CP Plan
The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business. In addition for fiscal year 2020, for the US business, volume growth against the vinyl market was introduced as a metric in replacement of growth against the "wood look" competitors. Given the acquisition of Fermacell in April 2018, a CP Plan for James Hardie Europe ("JHEU") was developed based on revenue and returns similar in nature to the US and Asia Pacific plans. Each Senior Executive Officer can receive between 0.0x and 3.0x of their STI target allocated to the CP Plan based on the results of the plan of which the Senior Executive Officer is tied. All Senior Executive Officers are tied to either the US multiple (Messrs Gadd and Kilcullen) or a composite multiple derived from the metrics for the US, Asia Pacific and Europe businesses combined (70% US, 20% Asia Pacific and 10% Europe for Dr Truong, and Messrs Blasko, Miele and Marsh).

IP Plan
Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan.
STI Plan Performance for Fiscal Year 2020

For fiscal year 2020, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table in the section titled "Remuneration Paid to Senior Executive Officers." A more in-depth discussion regarding our corporate performance relative to the CP Plan and Senior Executive Officer performance under the IP Plan will be provided in our remuneration report, which will be separately issued to shareholders in July 2020.

LTI Plans
Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;

•	Relative TSR RSUs are used as they are an indicator of our performance relative to our US peer companies; and

•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2020 Annual Report on Form 20-F	33

Awards issued under the LTI are issued pursuant to the terms of the LTIP. During fiscal year 2020, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
J Truong	85,064	157,949	226,636
J Miele	13,760	23,275	41,281
S Gadd	28,779	53,117	86,337
J Blasko	17,987	33,198	53,961
R Kilcullen	14,390	26,559	43,169
M Marsh[1]	—	—	—
____________
1    All of Mr Marsh's fiscal year 2020 grants were cancelled upon his termination on 20 September 2019.
RSUs issued under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.
Vesting criteria for each type of LTI award are as follows:

•
ROCE RSUs awarded in fiscal year 2020 may vest on 17 August 2022 based on the achievement of certain ROCE hurdles for fiscal years 2020-2022 (the “Performance Period”). Specifically, if our three year average ROCE for fiscal years 2020-2022 is:

◦	(i) less than 24%, then no ROCE RSUs will vest;

◦	(ii) is equal to or greater than 24.0% but less than 26.0%, then 0.5x target of the ROCE RSUs will vest;

◦	(iii) is equal to or greater than 26.0% but less than 27.5%, then 1.0x target of the ROCE RSUs will vest;

◦	(iv) is equal to or greater than 27.5% but less than 28.5%, then 1.5x target of the ROCE RSUs will vest; and

◦	(v) is greater than 28.5%, then 2.0x target of the ROCE RSUs will vest.
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

•
TSR RSUs awarded in fiscal year 2020 may vest on 17 August 2022 if the TSR of our shares exceeds a specified percentage of our US peer group during the performance period. The peer group for measuring TSR consists of the same 20 peer companies exposed to the US housing market which we use for compensation benchmarking purposes. Our TSR performance is measured against the peer group over a three-year period from the grant date. To eliminate the impact of short-term price changes, the TSR starting point and end date are measured using an average 20 trading-day closing price. TSR RSUs will vest based on the following schedule:

◦	(i) if the TSR of our shares is below the 40th percentile of the peer group, then no TSR RSUs will vest;

◦	(ii) if the TSR of our shares is equal to the 60th percentile of the peer group, then 1.0x target TSR RSUs will vest; and

James Hardie 2020 Annual Report on Form 20-F	34

◦	(iii) if the TSR of our shares in greater than the 80th percentile of the peer group than 2.0x target TSR RSUs will vest.
The vesting percentage between points is on a straight-line interpolated basis. Vested TSR RSUs will be settled in CUFS on a 1-to-1 basis.

•
Scorecard LTI cash-settled awards granted in fiscal year 2020 may vest on 17 August 2022 based on our achievement of certain specified strategic goals and objectives and each Senior Executive Officer’s contribution to the achievement of such objectives during the Performance Period. In fiscal year 2020, the Remuneration Committee approved a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into the fiscal year 2020 grant. At the end of the Performance Period, the Remuneration Committee will assess our Senior Executive Officers’ collective performance and each Senior Executive Officer’s individual contribution to that performance. Senior Executive Officers may receive different ratings depending on the contribution they have made during the Performance Period. No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The amount received by each Senior Executive Officer is based on both our share price performance over the Performance Period and that Senior Executive Officer’s Scorecard rating. Depending on the collective performance related to the specified objectives and the Senior Executive Officer’s rating, between 0.0x and 3.0x of target of the Senior Executive Officer’s Scorecard LTI target awards may vest at the end of the Performance Period. Scorecard LTI are settled in cash based the number of units vested and the 20 trading-day average closing price of our CUFS at the end of the Performance Period.

A more in-depth discussion regarding our LTI Plans and the awards issued thereunder will be provided in our remuneration report, which will be separately issued to shareholders in July 2020.
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
The excess compensation requiring recovery shall be the amount of performance-based compensation that an executive received, based on the erroneous data, less the amount that would have been paid to the executive based on the restated or corrected data. All recoverable amounts shall be calculated on a pre-

James Hardie 2020 Annual Report on Form 20-F	35

tax basis. For equity awards still held at the time of the recovery, the recoverable amount shall be the amount vested in excess of the number that should have vested under the restated or corrected financial reporting measure. For vested equity awards which have already been sold, the recoverable amount shall be the sale proceeds the executive received with respect to the excess number of shares.
In addition, all fiscal year 2020 LTI grants made to Dr Truong and Messrs Gadd, Blasko, Kilcullen and Miele are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure.
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
As of 31 March 2020, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.
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
Loans
We did not grant loans to Senior Executive Officers during fiscal year 2020. There are no loans outstanding to Senior Executive Officers.
Employment and Severance Arrangements
During fiscal year 2020, we maintained employment or severance agreements with Dr Truong and each of Messrs Gadd and Marsh. In addition, Mr Miele entered into an offer of employment agreement upon his acceptance as Chief Financial Officer on 25 February 2020. Matthew Marsh entered into a severance agreement upon his separation on 20 September 2019. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

James Hardie 2020 Annual Report on Form 20-F	36

Employment Agreement with Dr Jack Truong
Below is a summary of the key terms of Dr Truong’s current employment agreement:

•	The Employment Agreement is effective 31 January 2019 providing for service as CEO.

•	Dr Truong is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.

•	Base salary at an initial annual rate of US$800,000, subject to annual review and approval by the Remuneration Committee.

•	Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.

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
Offer of Employment with Jason Miele

Below is a summary of the key terms provided in Mr Miele's Offer of Employment, which was entered into in conjunction with his promotion to Senior Vice President, Chief Financial Officer effective 25 February 2020:

•	Mr Miele is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.

•	Base salary at an initial annual rate of US$400,000, subject to annual review and approval by the Remuneration Committee.

•	Participation in the Company’s annual STI and LTI Plans, with a STI target of 60% of his annual base salary.

•
Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.

•	In the event that Mr Miele is terminated by the Company without "Cause" or terminated by Mr Miele for "Good Reason", in addition to those benefits that would be considered standard for any employee

James Hardie 2020 Annual Report on Form 20-F	37

at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr Miele will be entitled to receive the following benefits:

◦
Salary continuation for the one year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) one times the base salary plus (ii) one times the annual incentive award opportunity, as then in-effect;

◦	All outstanding equity awards under the Company's equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award agreement(s);

◦
Monthly payments for a period of 12 months following the date of termination equal to the premium Mr Miele would be required to pay for continuation coverage under the Company’s health benefit plans; and

◦	The Company will provide Mr Miele with reasonable professional outplacement services for a period of up to 12 months following the date of termination.
Severance Agreement with Matthew Marsh
Effective 20 September 2019, we entered into a severance agreement with Mr Marsh. In consideration for the severance and other benefits described below, Mr Marsh executed a general release of claims against the Company. Mr Marsh's severance agreement provided for severance in the form of salary continuation payments totaling approximately US$321,000 over a six month period and an amount equal to the COBRA premiums for up to six months following separation or until Mr Marsh obtains new employment, whichever comes first. All outstanding equity awards are subject to the terms and conditions of the applicable award agreements and plan documentation.
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

James Hardie 2020 Annual Report on Form 20-F	38

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2020 and 2019 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
J Truong[7]
Fiscal Year 2020	800,000	2,160,000	75,038	17,366	3,329,423	(316,615)	3,051	6,068,263
Fiscal Year 2019	679,396	949,362	46,902	17,226	1,412,235	(337,627)	30,528	2,798,022
J Miele
Fiscal Year 2020	292,840	269,233	39,384	18,076	255,805	(3,427)	382,089	1,254,000
S Gadd
Fiscal Year 2020	558,038	747,252	35,249	18,230	1,347,237	(29,332)	—	2,676,674
Fiscal Year 2019	525,289	373,200	47,548	17,210	1,389,526	(467,763)	100,000	1,985,010
J Blasko
Fiscal Year 2020	447,347	489,117	54,088	17,012	568,651	11,022	—	1,587,237
Fiscal Year 2019	434,317	321,484	59,065	16,677	688,153	(240,355)	—	1,279,341
R Kilcullen
Fiscal Year 2020	371,038	476,898	26,046	18,022	552,189	(11,661)	—	1,432,532
M Marsh[8]
Fiscal Year 2020	317,908	—	22,531	8,077	(1,662,015)	187,311	382,804	(743,384)
Fiscal Year 2019	621,923	578,340	77,524	16,915	2,158,119	(731,729)	—	2,721,092
TOTAL
Fiscal Year 2020	2,787,171	4,142,500	252,336	96,783	4,391,290	(162,702)	767,944	12,275,322
Fiscal Year 2019	2,260,925	2,222,386	231,039	68,028	5,648,033	(1,777,474)	130,528	8,783,465

____________

1	Base pay for fiscal years 2020 and 2019 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.

2
For further details on STI awards paid for fiscal year 2020, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2020 and paid in June 2019, for fiscal years 2020 and 2019, respectively.

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

5
The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2020 and 2019 as well as adjustments to performance ratings based on review by the Board of Directors. During fiscal year 2020, there was a 11.1% decrease in our share price from US$12.87 to US$11.44. During fiscal year 2019, there was an 26.6% decrease in our share price from US$17.53 to US$12.87.

6
Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.

James Hardie 2020 Annual Report on Form 20-F	39

7	J Truong's base pay includes US$205,734 in fiscal year 2020, which is allocated for tax purposes to his services on the Company’s Board.

8
Mr Marsh left the Company during fiscal year 2020. The amount in the Relocation Allowances and Other Nonrecurring column includes severance paid and accrued vacation to Mr Marsh following his exit from the Company.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS
Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2019 AGM approved the current maximum aggregate base and committee fee pool of US$3.8 million per annum.
Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairmen, as well as for attendance at ad-hoc sub-committee meetings.
There was no increase to the non-executive director fees in fiscal year 2020.

Position	Fiscal Year 2020 (US$)
Chairman	420,794
Board member	205,734
Audit Committee Chair	20,000
Remuneration Committee Chair	20,000
Nominating & Governance Committee Chair	20,000
Ad-hoc Board sub-committee attendance[1]	3,000
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

James Hardie 2020 Annual Report on Form 20-F	40

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

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2020 Annual Report on Form 20-F	41

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2020 and 2019
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2020 and 2019:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2020	429,794	634,231	30,762	1,094,787
Fiscal Year 2019	426,794	447,059	30,509	904,362
B Anderson
Fiscal Year 2020	225,734	—	30,516	256,250
Fiscal Year 2019	231,734	—	14,332	246,066
D Harrison
Fiscal Year 2020	228,734	168,533	27,002	424,269
Fiscal Year 2019	220,734	—	23,673	244,407
A Littley
Fiscal Year 2020	76,796	—	487	77,283
Fiscal Year 2019	214,734	—	—	214,734
R van der Meer
Fiscal Year 2020	73,796	—	781	74,577
Fiscal Year 2019	210,734	—	—	210,734
R Chenu[4]
Fiscal Year 2020	208,734	—	1,811	210,545
Fiscal Year 2019	211,734	—	—	211,734
A Gisle Joosen
Fiscal Year 2020	208,734	—	16,621	225,355
Fiscal Year 2019	214,734	—	—	214,734
S Simms
Fiscal Year 2020	—	—	—	—
Fiscal Year 2019	92,558	—	—	92,558
P Lisboa
Fiscal Year 2020	225,734	—	27,441	253,175
Fiscal Year 2019	223,799	—	—	223,799
A Lloyd
Fiscal Year 2020	205,734	511,305	34,337	751,376
Fiscal Year 2019	83,859	—	—	83,859
R Rodriguez
Fiscal Year 2020	211,734	—	20,680	232,414
Fiscal Year 2019	78,827	—	—	78,827
M Nozari
Fiscal Year 2020	80,417	—	22,248	102,665
Fiscal Year 2019	—	—	—	—

Total Compensation for Non-Executive Directors
Fiscal Year 2020	2,175,941	1,314,069	212,686	3,702,696
Fiscal Year 2019	2,210,241	447,059	68,514	2,725,814

James Hardie 2020 Annual Report on Form 20-F	42

____________

1	Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2
Amount for M Hammes for fiscal year 2020 relates to: (i) a supplemental compensation payment of US$454,231 in relation to income for the years ended 31 December 2017 and 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) a US$180,000 exertion fee in recognition of the additional time commitment and contribution of the Chairman in association with: (i) his active participation in the induction, mentoring, support and assessment of newly recruited senior managers; (ii) the smooth transition of the former CEO and successful onboarding and induction of Dr Truong as both the CEO and as an executive director; and (iii) supporting Dr Truong in continuing the development of the high performance leadership team during the transition phase which continued through fiscal year 2020. A description of the Chairman’s role with regard to management succession planning is contained in Section 1 - Corporate Governance Report of this Annual Report. Amount for fiscal year 2019 relates: (i) to a supplemental compensation payment of US$147,059 in relation to income from the year ended 31 December 2017 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) a US$300,000 exertion fee in recognition of the additional time commitment and contribution of the Chairman in association with: (i) his active participation in the induction, mentoring, support and assessment of newly recruited senior managers; (ii) the smooth transition of the former CEO and successful onboarding and induction of Dr Truong as both the CEO and as an executive director; and (iii) supporting Dr Truong in continuing the development of the high performance leadership team during the transition phase.

Amount for D Harrison for fiscal year 2020 relates to a supplemental compensation payment of US$168,533 in relation to income for the year ending 31 December 2010 and up to and including the income year 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for A Lloyd for fiscal year 2020 relates to: (i) a supplemental compensation payment of US$4,887 in relation to income for the year ending 31 December 2018 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) compensation payments totaling US$506,418 in relation to her role as Interim Chief Financial Officer of the Company for the period from 26 August 2019 to 25 February 2020.

3
Amount includes the cost of non-executive directors’ fiscal compliance in Ireland, other costs connected with Board-related events paid for by the Company and tax services related to tax equalization benefits.

4
In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

Director Remuneration for the years ended 31 March 2020 and 2019

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Dr Truong and Mr Gries (for fiscal year 2019 only) and director services is:

	Years Ended 31 March
(In US dollars)	2020	2019
Managerial Services[1]	$5,862,529	$6,292,737
Director Services[2]	3,908,420	2,725,814
	$9,770,949	$9,018,551
____________

1
Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for CEO J Truong and former CEO Louis Gries (for fiscal year 2019).

2
Includes compensation for all non-executive directors, which includes base, Chairman, Chairman exertion fee, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes CEO J Truong and a proportion of the former CEO L Gries' (for fiscal year 2019) remuneration paid as fees for their service on the JHI plc Board in fiscal years 2020 and 2019.

James Hardie 2020 Annual Report on Form 20-F	43

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 30 April 2020 and 30 April 2019, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2020	CUFS at 30 April 2019	RSUs at 30 April 2020	RSUs at 30 April 2019
J Truong	—	—	596,682	353,668
J Miele	18,592	12,494	73,735	47,301
S Gadd	67,928	55,101	326,154	325,314
J Blasko	64,861	52,213	157,352	159,581
R Kilcullen	—	—	127,744	112,587

As of 30 April 2020 and 30 April 2019, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2020	CUFS at 30 April 2019
M Hammes [1]	44,109	44,109
B Anderson [2]	18,920	18,920
R Chenu	105,518	105,518
A Gisle Joosen	3,920	3,420
D Harrison [3]	19,259	19,259
P Lisboa [4]	2,389	2,389
A Lloyd [5]	18,000	18,000
M Nozari [6]	1,000	—
R Rodriguez	—	—
____________

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

3	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.

4	2,389 CUFS held as ADSs in the name of Mr Lisboa.

5	18,000 CUFS held as ADSs in the name of Ms Lloyd.

6	1,000 CUFS held as ADSs in the name of Mr Nozari.
Based on 443,144,740 shares of common stock outstanding at 30 April 2020 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2020 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2020, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

James Hardie 2020 Annual Report on Form 20-F	44

Stock-Based Compensation Arrangements
At 31 March 2020, we had the following equity award plans:

•	the LTIP; and
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
As of 31 March 2020, there were 2,641,805 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2020	Outstanding as of 31 March 2020
TSR	September 2016	456,819	156,343	191,866
TSR	August 2017	685,490	—	519,756
ROCE	August 2017	378,809	—	287,222
TSR - Retention	August 2017	246,903	—	127,772
ROCE - Retention	August 2017	136,440	—	70,607
TSR	August 2018	663,738	—	465,368
ROCE	August 2018	357,797	—	250,862
TSR	September 2018	49,381	—	49,381
ROCE	September 2018	25,385	—	25,385
TSR	August 2019	496,497	—	416,821
ROCE	August 2019	268,491	—	225,322
TSR	February 2020	6,676	—	6,676
ROCE	February 2020	4,767	—	4,767
		Total Outstanding		2,641,805

James Hardie 2020 Annual Report on Form 20-F	45

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
As of 31 March 2020, there were 2,592,506 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2020
Scorecard	August 2017	861,666
Scorecard - Retention	August 2017	211,825
Scorecard	August 2018	752,591
Scorecard	September 2018	76,155
Scorecard	January 2019	28,558
Scorecard	August 2019	647,410
Scorecard	February 2020	14,301
		2,592,506
For additional information regarding the LTIP and award grants made thereunder, see Note 17 to our consolidated financial statements.
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

James Hardie 2020 Annual Report on Form 20-F	46

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
Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2020, there were no options outstanding under the 2001 Plan.
RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 24,006, 617,793 and 332,262 restricted stock units under the 2001 Plan in the years ended 31 March 2020, 2019, and 2018, respectively. The annual grant that would have been awarded in December 2019 will be awarded in June 2020 to more closely align with our fiscal year. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2020, there were 520,632 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2020	Outstanding as of 31 March 2020
December 2016	297,388	222,939	—
December 2017	320,909	138,002	116,791
February 2018	3,926	1,640	1,315
December 2018	545,185	121,471	335,887
March 2019	72,608	17,986	48,505
June 2019	23,486	5,872	17,614
December 2019	520	—	520
	Total Outstanding		520,632

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 17 to our consolidated financial statements.

James Hardie 2020 Annual Report on Form 20-F	47

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
During fiscal year 2020, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2020.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2020 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2020, except as otherwise noted below:

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

James Hardie 2020 Annual Report on Form 20-F	48

Availability of Key Governance Documents
This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters, Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2020.
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
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;

•	succession planning for the Board and the CEO and defining the Company’s management structure and responsibilities;

•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;

•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;

•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

James Hardie 2020 Annual Report on Form 20-F	49

•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;

•	approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;

•	reviewing the authority levels of the CEO and management;

•	approving the remuneration framework for the Company;

•	overseeing corporate governance matters for the Company;

•	approving corporate-level Company policies;

•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management;

•	oversight of sustainability-related topics and strategy; and

•	any other matter which the Board considers appropriate to be approved by the Board.
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
Additionally, from time to time, the Board may establish ad hoc Board committees to address particular matters. Each standing Board committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its responsibilities. Each Board committee Chair reports to the Board at each scheduled Board meeting on their activities.
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

James Hardie 2020 Annual Report on Form 20-F	50

meetings are generally held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.
Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chair, at each scheduled Board meeting.
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
The following table provides the composition of each standing Board committee during fiscal year 2020, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4				•	4	4	•	4	4
B Anderson	4	4	C	4	4	•	4	3
R Chenu	4	4				•	4	4	•	4	4
D Harrison	4	4	•	4	4				C	4	4
A Gisle Joosen	4	4	•	4	4
P Lisboa	4	4				C	4	4
A Littley	2	2	•	2	2	•	2	2
A Lloyd	4	4	•	2	2
M Nozari	2	2				•	1	1	•	1	1
R Rodriguez	4	4							•	4	3
R van der Meer	2	2							•	2	2
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

James Hardie 2020 Annual Report on Form 20-F	51

Company Secretary
The Company Secretary is accountable to the Board through the Chair of the Board on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary. The duties required of the Company Secretary include:

•	advising the Board and its committees on governance matters;

•	monitoring that Board and committee policy and procedures are followed;

•	coordinating the timely completion and dispatch of Board and committee papers;

•	ensuring that the business at Board and committee meetings is accurately captured in the minutes; and

•	helping to organize and facilitate the induction and professional development of directors.
Evaluation of Director Candidates
Before appointing a director or nominating a candidate to shareholders for election as a director, the Company typically undertakes background checks, including checks as to the candidate’s education, experience, criminal history, bankruptcy and character. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision. This information includes biographical details, relevant qualifications and experience and the skills they bring to the Board and details of any other material directorships currently held by the candidate as well as the term of office currently served by the director, and if the Board considers that the director is independent.

In addition, when a director is being elected for the first time, the following information will be presented in the Notice of Meeting:

•	material adverse information revealed by the checks the Company has performed about the director;

•	details of any interest, position, association or influence in a material respect; and

•	if the Board considers that the candidate if elected, will qualify as an independent director.
Agreements with Directors and Senior Executives
Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s remuneration information contained in “Section 1 – Remuneration” of this Annual Report. The letter of appointment includes:

•	a requirement to disclose directors’ interests and any matters which may affect the director’s independence;

•	the requirement to comply with key corporate policies, including the Company’s Code of Conduct and its Insider Trading policy;

•	the Company’s policy on when directors may seek independent professional advice at the expense of the Company;

•	indemnity and insurance arrangements; and

•	ongoing confidentiality obligations.

James Hardie 2020 Annual Report on Form 20-F	52

Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2020 were conducted in accordance with the process outlined above in April and May 2020. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration” of this Annual Report and will be included in the separate Remuneration Report which will be issued to the Company's shareholders in July 2020.
Board Performance Evaluation
The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2020, the process, which was undertaken in February 2020, involved the completion of a purpose-designed survey by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2020, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board.
Workplace Diversity
James Hardie believes that a capable, inclusive and diverse workforce, encompassing a wealth of different viewpoints, skills, attributes, and experiences, contributes to the business performance and overall success of the Company. We appreciate the differing abilities, perspectives and experiences of our employees and strive to create an environment where individuals feel safe to engage and participate because they know they are valued and respected.
With operations and employees located around the world, the Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports our core organizational values, with specific focus on Operating with Respect and Building Organizational Advantage. The Workplace Diversity Policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.
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

James Hardie 2020 Annual Report on Form 20-F	53

Details of diversity composition across various levels of the organization at the end of fiscal year 2020 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	33% (3 of 9)	67% (6 of 9)
US BUSINESS [2]
Senior leadership positions[3]	15% (25 of 164)	29% (47 of 164)
All management positions	15% (65 of 429)	28% (120 of 429)
Total workforce	12% (342 of 2,760)	38% (1,054 of 2,760)
NON-US BUSINESSES [4]
Senior leadership positions[3]	23% (12 of 52)
All management positions	16% (46 of 291)
Total workforce	16% (335 of 2,073)
____________

1	Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.

2	Includes US employees with diversity characteristics including gender and race.

3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.

4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.
The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and

•	women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2020, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2020 and the fiscal year 2021 plans.

James Hardie 2020 Annual Report on Form 20-F	54

Objectives	FY20 Actions and Outcomes	FY21 Plans
To promote a culture of diversity and inclusion (which includes ethnicity, gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds).
•
Continued tradition of holding global events for Lunar / Chinese New Year, Diwali, Waitangi Day, and several other culturally significant holidays to celebrate the diverse backgrounds of our people.
•
International Women’s Day events and recognition occurred across all of the Asia-Pacific region during March 2020 as well as in other locations located in North America and Europe.
•
Results of Asia-Pacific culture survey were analyzed to identify differences across gender and diversity.
•
Established a Diversity and Inclusion Committee in New Zealand to develop specific initiatives across the region.

•
Global initiatives including development of a global diversity and inclusion strategy and program launch. Objectives are to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•
A global employee engagement survey will be launched and results reviewed with eye towards development of programs and initiatives to improve engagement and further develop a more diverse and inclusive global workforce.
•
Asia-Pacific region will be developing further initiatives and programs to create a more inclusive work environment including cultural intelligence and unconscious bias training, reviewing all workplaces to ensure they cater to diverse workforces (i.e. break, restroom, religious and nursing mother facilities) and expansion of diversity and inclusion committees to major sites.

To ensure that recruitment and selection processes are based on merit.
•
Globally created and leveraged recruitment videos highlighting a diverse workforce which are now being shared externally as a recruitment tool.
•
Continued showcasing diverse talent on LinkedIn to attract more diverse talent into the organization.
•
Results for North America’s Engineering Development Program (EDP) recruits, 6 out of 11 (55%) hires were either women or have diversity characteristics.
•
As of the end of FY20 total new hires in North America were 17% female, with 7 out of 35 (20%) open Leadership roles filled by women.
•
In APAC, included a requirement for our agency panel participants to have a diverse and balanced shortlist for all roles in their service contract.
•
Hired females to fill three critical leadership roles (Finance, Operations, HR) in Europe and one (R&D) in North America.

•
Recruitment of diverse candidates for management roles will continue to be a focus across all global locations. Specifically strengthen the focus on diversity in the recruiting process for sales in Europe.
•
We plan to continue the EDP initiative and maintain or enhance the diversity characteristics of the program participants we recruit and hire.
•
Partner with WORK180 in Australia and become an endorsed employer for women.

To provide talent management and development opportunities which provide equal opportunities for all current employees.
•
In North America, we ran two cohorts of employees through our Leadership Fundamentals program in FY20, which were intended to provide our new leaders with the skills to build and manage high-performing and diverse teams.  32% of our Leadership Fundamentals attendees in FY20 were women (12 of 38 attendees).
•
Launched the Women’s Initiative Network group in North America to build cross-functional networks among women in leadership roles. Meetings are held regularly with presenters from both inside and outside of the Company.
•
In Australia, members of the management team participated in a women’s mentoring program as mentors and mentees.

•
Roll out global talent and organizational review processes to identify strengths, gaps and future succession.
•
Introduce global goal setting and development planning to align individual objectives with global business strategy and to further develop a diverse workforce.

To reward and remunerate employees fairly across the globe.
•
Conducted the annual employee wage benchmarking study to ensure remuneration is aligned with the Company remuneration philosophy. The study again included all corporate and plant locations.
•
The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. The WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act). The analysis was extended across the Asia-Pacific region in FY20.
•
Healthcare programs introduced for disabled employees in Europe.

•
Review, evaluate and propose updated salary compensation structure to ensure alignment with market.
•
Conduct global benefits review to better understand our global population’s preferences and needs.
•
Will continue to conduct the WGEA gender pay review and analysis across the entire Asia-Pacific region to identify any gender pay gaps. Management will then establish an action plan to address identified opportunities to close the gaps.

James Hardie 2020 Annual Report on Form 20-F	55

Objectives	FY20 Actions and Outcomes	FY21 Plans
To provide flexible work practices across the globe.
•
Flexible working arrangements continued to be discussed with employees across global locations and individual arrangements are offered as job requirements permit.
•
In Asia-Pacific, developed and launched Hardie Families including reviewing and refreshing our leave and flexible work policies for parental leave, adoption, IVF treatment, domestic violence and elder care.
•
Provided flexible work arrangements as possible across sites throughout Europe.

• Globally, Paid Time-Off (PTO), family and parental leave programs to be reviewed and evaluated, with updated program proposed to better align with market and current best practices in FY21.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this report, the Board comprises nine non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Director	Board tenure	Independence
Michael Hammes	7 February 2007	Independent non-executive Chair
Jack Truong	31 January 2019	Chief Executive Officer, Executive director
Brian Anderson	14 December 2006	Independent non-executive director
David Harrison	19 May 2008	Independent non-executive director
Russell Chenu	15 August 2014	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Anne Lloyd	4 November 2018	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	6 November 2019	Independent non-executive director
Dr Moe Nozari was appointed to the Board on 6 November 2019. Dr Nozari worked at 3M Company for 38 years. He served as an Executive Vice President of Consumer and Office Business at 3M Company from 2002 until his retirement from 3M in July 2009. Prior to that he served as an Executive Vice President of Consumer and Office Markets Group from 1996 to 1999. Dr Nozari joined 3M Company in the Central Research Laboratories in 1971 and advanced to the position of Technical Director of the Photographic Products Division. After a succession of managerial and business responsibilities in 1986 he was named a division Vice President, then a Group Vice President in 1996.
Ms Alison Littley and Mr Rudolf van der Meer retired as non-executive directors of the Board on 9 August 2019. These retirements were in line with the Board’s ongoing succession plan.
Directors may be elected by the Company's shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit him or herself for election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by the Company's shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides for a classified Board structure and the Board is divided into three classes (excluding the CEO). Upon the expiration of the term of a class of

James Hardie 2020 Annual Report on Form 20-F	56

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

As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates. Prior to the Board selecting the most suitable candidate (based on a recommendation from the Nominating and Governance Committee), the Board, with the assistance of external consultants, conducts appropriate background and reference checks.

During fiscal year 2020, the Nominating and Governance Committee continued to execute its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts (including for the Chair of the Board), effective recruitment and smooth onboarding of new members (including any required transition). The execution of this plan is well underway and is under regular review by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.

Board refreshment and renewal will continue in fiscal year 2021 during which the Board anticipates appointing additional non-executive directors. It is anticipated that the average number of non-executive directors will be higher than in recent years as the succession and renewal plan is executed.
Director Independence
In accordance with the ASX Principles and the NYSE Standards, the Company requires that a majority of directors on the Board and the Board committees, as well as the Chair of the Board and each committee, be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body.
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
During fiscal year 2020, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Jack Truong, as CEO of the Company, each of Michael Hammes, Brian Anderson, Russell Chenu, Andrea Gisle Joosen, David Harrison, Persio Lisboa, Anne Lloyd, Rada Rodriguez and Moe Nozari is independent.

James Hardie 2020 Annual Report on Form 20-F	57

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
In assessing Ms Lloyd’s independence, the Board considered her role as interim Chief Financial Officer of the Company for a six month period, from August 2019 to February 2020 and determined that notwithstanding her performing this role, given its short term nature she remains independent.
Prior to determining the independence of Mr Anderson, the Board considered his role as a director of PulteGroup, a home builder in the United States. PulteGroup does not buy any of the Company’s products directly from the Company, although it does buy the Company’s products through some of the Company’s customers. PulteGroup receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders. These transactions are conducted on an arm’s length basis, are similar to the transactions the Company has entered into with other similarly situated home builders, are in accordance with the Company’s normal terms and conditions and are not material to PulteGroup or to the Company. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson has any influence over these transactions.

In assessing the independence of Mr Hammes, the Board considered his expanded role (which concluded in late 2019) in management succession planning and, notwithstanding (i) the additional time the Chair of the Board spent with the management team, and (ii) his length of tenure, the Board believes that he has not formed an association with management that could interfere with his ability to exercise independent judgment.
The Board also believes that, notwithstanding the length of Mr Anderson’s and Mr Harrison's tenure, they each remain independent in character and judgment and have not formed an association with management that could interfere with their ability to exercise independent judgment.
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

James Hardie 2020 Annual Report on Form 20-F	58

Key Board Skills and Experience

Skill and Experience	Definition
Executive leadership	• Successful business history at a senior executive level.
Board experience	• Experience as a non-executive director of a listed company.
Succession planning	• Experience in identifying and growing talent to fill leadership and business-critical positions.
Strategy	• Demonstrable ability to develop and implement successful business strategy. • Experience in overseeing management for the delivery of strategic objectives.
Governance	• Awareness of global governance practices and trends. • Experience in the identification and resolution of regulatory issues across a wide range of jurisdictions.
Financial acumen/ Corporate finance	• Experience in financial accounting and reporting and evaluating financial risks and the adequacy of financial controls. • Understanding of key financial drivers of business and corporate finance.
Risk management	• Experience in anticipating, evaluating and managing risks across various countries, regulatory systems or business environments.
Global experience
•
Experience in developing and implementing successful and sustainable operational/ governance structures in new geographies and jurisdictions.
•
Exposure to different political, cultural and regulatory business environments.

Health, safety and environmental	• Experience in a role with responsibility for the health and safety of employees. • Experience implementing and improving health and safety processes/ management systems.
Human resources and executive remuneration
•
Experience leading large, diverse and geographically distributed teams, promoting inclusion and diversity.
•
Senior executive role or board experience of remuneration frameworks that aim to attract and retain high caliber of executives and other employees.

Manufacturing	• Senior executive experience or technical experience in the manufacturing sector, including supply chain.
Market experience/ Customer Centricity/Innovation	• Experience in next generation insight, digital and customer experience. • Experience in technical innovation and new product development.

In light of the ongoing succession planning and board renewal, the Company’s board skills matrix is currently under review and will be further enhanced in the FY2021 Corporate Governance Statement.
Information regarding Board diversity can be found in the “Workplace Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2020, as part of the review, the Nominating and Governance Committee noted that Mr Anderson, who is considered a financial expert by virtue of his qualifications and previous experience, serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as Chair of the Company’s Audit Committee.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2020 Annual Report on Form 20-F	59

Nominating and Governance Committee

Director	Committee tenure	Independence
David Harrison – Committee Chair	1 July 2018	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Russell Chenu	13 August 2015	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	7 February 2020	Independent non-executive director
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
During fiscal year 2020, the Chair of the Board as part of the CEO transition process which commenced in fiscal year 2019, continued his elevated level of engagement with Dr Truong and the leadership team and supporting Dr Truong’s continued development of a high performance leadership team, which has now concluded.
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
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2020.

James Hardie 2020 Annual Report on Form 20-F	60

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
Board Leadership Structure
In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chair of the Board. In his role as Chair of the Board, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chair of the Board, Mr Hammes also:

•	provides leadership to the Board;

•	chairs Board and shareholder meetings;

•	facilitates Board discussions;

•	monitors, evaluates and assesses the performance of the Board and Board committees; and

•	is a member of and attends meetings of the Remuneration and Nominating and Governance committees.
At the behest of the Board, Mr Hammes remained heavily engaged in fiscal year 2020 in Company CEO and leadership assessment, succession, transition, and development.
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.
Independent Advice and Access to Information
In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

James Hardie 2020 Annual Report on Form 20-F	61

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
Principle 3: Act Ethically and Responsibly
The Company’s values are integral to our business and express the standards and behaviors expected of directors, senior executives and employees:
Thrive on Competition – we will execute our business strategy by never accepting the status quo and continuously striving to be better than we were yesterday;
Build on Organizational Advantage – we will win by recruiting, engaging and developing the right people through a culture that promotes innovation, high performance and growth;
Embrace Step Change – we will seek and support opportunities that drive toward the Company Mission by deviating from established practices;
Operate with Respect – we will behave with professionalism and regard toward our internal and external stakeholders, fostering a diverse environment of candid communication and ideas.
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
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2020.
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

All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the General Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of

James Hardie 2020 Annual Report on Form 20-F	62

Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
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
Anti-Bribery and Corruption
James Hardie is committed to ensuring a workplace free from bribery and corruption. This zero tolerance is endorsed and supported by senior management and the Board. All employees must comply with the Company's Anti-Bribery and Corruption Policy.
All complaints, are initially reported directly to the General Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
A copy of the Anti-Bribery and Corruption Policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2020 Annual Report on Form 20-F	63

Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Brian Anderson – Committee Chair	14 December 2006; Chair since 20 February 2007	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
David Harrison	18 August 2008	Independent non-executive director
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
The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chair of the Audit Committee reports to the full Board following each Audit Committee meeting. As part of such report, the Chair of the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.

All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison and Ms Lloyd (who is not currently a member of the Audit Committee) qualify as “audit committee financial experts.” It is anticipated that Ms Lloyd will transition into the role of Chair of the Audit Committee, in August 2020 prior to Mr Anderson’s planned retirement from the Board at the conclusion of the 2020 Annual General meeting in August. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.

James Hardie 2020 Annual Report on Form 20-F	64

Internal Audit
The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chair of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.
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

Principle 5: Make Timely and Balanced Disclosure
Continuous Disclosure and Market Communication
The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASIC and ASX) and the United States (SEC and NYSE).
The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand the Company’s strategy and assess the quality of its management;

•	examine the Company’s financial position and the strength of its growth prospects; and

•	receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

James Hardie 2020 Annual Report on Form 20-F	65

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2020. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Principle 6: Respect the Rights of Security Holders
Communication
The Company is committed to communicating effectively with the Company’s shareholders and engaging them through its dedicated investor relations program that includes:

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
Annual General Meeting
The 2019 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2020 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2020 AGM will be set out in the 2020 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.

James Hardie 2020 Annual Report on Form 20-F	66

Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;

•	speak at the AGM; and

•	exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.
At any general meeting, and as provided in the Company’s constitution, a resolution put to the vote of the meeting shall be decided on a poll.
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
Risk Management Framework

The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. As there is currently no separate Risk Committee at Board level, the Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.

James Hardie 2020 Annual Report on Form 20-F	67

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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2020. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2020, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2020. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee

The Company maintains management level risk committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular business region and area of responsibility. The Risk Management Committee is coordinated by the General Counsel. The Vice President of Internal Audit and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
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

•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;

James Hardie 2020 Annual Report on Form 20-F	68

•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;

•	an internal audit department with a direct reporting line to the Chair of the Audit Committee;

•	regular monitoring of the liquidity and status of the Company’s finance facilities;

•	maintaining an appropriate global insurance program;

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

In 2020, the Company undertook a comprehensive review of its sustainability disclosure and updated and refreshed its Environmental, Social and Governance (“ESG”) related risks. The Company has also established a steering committee to address matters relating to ESG. The Company intends to publish a Sustainability Review, which will be made available to our shareholders in connection with the 2020 AGM.
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
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018; Chair since 24 August 2018	Independent non-executive director
Brian Anderson	8 February 2009	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Russell Chenu	15 August 2014	Independent non-executive director
Moe Nozari	7 February 2020	Independent non-executive director

James Hardie 2020 Annual Report on Form 20-F	69

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans for senior management;

•	reviews the remuneration of directors;

•	reviews the remuneration framework for the Company; and

•	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2020 will be disclosed in the separate Remuneration Report which will be made available to the Company's shareholders in connection with the 2020 AGM.

James Hardie 2020 Annual Report on Form 20-F	70

SECTION 2
READING THIS REPORT
Forward-Looking Statements
This Annual Report contains forward-looking statements. James Hardie plc (the "Company") may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

•	statements regarding the effect and consequences of the novel coronavirus ("COVID-19") public health crisis;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar

James Hardie 2020 Annual Report on Form 20-F	71

expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; integration of Fermacell into our business; risk and uncertainties arising out of the COVID-19 public health crisis, including the likely significant negative impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.
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

James Hardie 2020 Annual Report on Form 20-F	72

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

James Hardie 2020 Annual Report on Form 20-F	73

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
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2020 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).
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
Accounting for Leases
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.

James Hardie 2020 Annual Report on Form 20-F	74

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
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2020. However, if facts later indicate that we will be unable to recover all or a portion of our net

James Hardie 2020 Annual Report on Form 20-F	75

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
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit. During the year ended 31 March 2019, we recorded a goodwill impairment charge of US$4.6 million in the Other Businesses segment due to our decision to cease production of its fiberglass windows business. During the year ended 31 March 2020 we recorded impairment charges of US$0.2 million on goodwill in the Asia Pacific Fiber Cement segment due to Company's decision to exit the James Hardie Systems business.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. We perform an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the year ended 31 March 2019, we recorded total impairment charges on amortizable intangible assets of US$2.6 million. During the year ended 31 March 2020, we recorded impairment charges of US$1.4 million on amortizable intangible assets in General Corporate costs due to Company's decision to exit the James Hardie Systems business.
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

James Hardie 2020 Annual Report on Form 20-F	76

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
The methodology used to estimate the fair value of the asset group is typically based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
During the years ended 31 March 2020 and 2019, we recorded total impairment charges on Property, Plant and Equipment of US$64.5 million and US$9.1 million, respectively. Impairment charges of US$14.0 million, US$12.0 million and US$1.0 million were recorded during the year ended 31 March 2020 associated with our decision to cease production at its Penrose, New Zealand and Summerville, USA plants as well as the shutdown of the James Hardie System business, respectively. Additional impairment charges of US$34.7 recorded in the year ended 31 March 2020 related to certain non-core assets. Other impairment charges related to individual assets of US$2.8 million and US$0.4 million during years ended 31 March 2020 and 2019, respectively, were included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
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

James Hardie 2020 Annual Report on Form 20-F	77

Operating Results
Year ended 31 March 2020 compared to year ended 31 March 2019

US$ Millions	FY20	FY19	Change %
Net sales	$2,606.8	$2,506.6	4
Cost of goods sold	(1,673.1)	(1,675.6)	—
Gross profit	933.7	831.0	12

Selling, general and administrative expenses	(415.8)	(403.6)	(3)
Research and development expenses	(32.8)	(37.9)	13
Asset impairments	(84.4)	(15.9)
Asbestos adjustments	(58.2)	(22.0)
Operating income	342.5	351.6	(3)

Net interest expense	(54.4)	(50.1)	(9)
Loss on early debt extinguishment	—	(1.0)
Other (expense) income	(0.1)	0.1
Income before income taxes	288.0	300.6	(4)
Income tax expense	(46.5)	(71.8)	35
Net income	$241.5	$228.8	6

Net sales for fiscal year 2020 increased 4%, from fiscal year 2019 to US$2,606.8 million driven by higher net sales in the North America Fiber Cement and Europe Building Products segments, partially offset by lower USD net sales in the Asia Pacific Fiber Cement segment.
Gross profit of US$933.7 million for fiscal year 2020 was 12% higher than fiscal year 2019, primarily driven by higher gross profit in the North America Fiber Cement segment. Gross profit margin of 35.8% for fiscal year 2020 was 2.6 percentage points higher than fiscal year 2019.
SG&A expenses of US$415.8 million for fiscal year 2020 increased 3% from fiscal year 2019. The increase was primarily driven by investing in demand creation and the unfavorable impact of foreign exchange rates.
Asset impairments for fiscal year 2020 reflects the non-cash expense associated with the impairments related to our Summerville, USA and Penrose, New Zealand manufacturing facilities as well as additional non-core assets.

Asbestos adjustments for fiscal year 2020 primarily reflects the unfavorable movement in the actuarial adjustment of US$128.0 million recorded in the fourth quarter of fiscal year 2020 partially offset by the effect of foreign exchange on Asbestos net liabilities.
Interest expense for fiscal year 2020 increased compared to fiscal year 2019 primarily due to a higher interest rate on our long-term Euro denominated debt.
Income tax expense for fiscal year 2020 decreased when compared to fiscal year 2019 due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.
Net income increased from US$228.8 million in fiscal year 2019 to US$241.5 million in fiscal year 2020, primarily driven by the favorable performance of the North America Fiber Cement segment and a lower income tax expense, partially offset by higher asset impairment charges and asbestos adjustments.

James Hardie 2020 Annual Report on Form 20-F	78

North America Fiber Cement Segment Results
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	2,481.6	2,308.1	8%
Average net sales price per unit (per msf)	US$725	US$718	1%

Fiber cement net sales	1,816.4	1,676.9	8%
Gross profit			17%
Gross margin (%)			2.8 pts
Operating income	429.3	382.5	12%
Operating income margin (%)	23.6	22.8	0.8 pts
Asset impairment charges and product line discontinuation expenses	41.2	5.4
Operating income excluding[1]	470.5	387.9	21%
Operating income margin (%) excluding[1]	25.9	23.1	2.8 pts

____________

1	Excludes asset impairment charges and product line discontinuation expenses.
Net sales for fiscal year 2020 were favorably impacted by higher sales volumes and a higher average net sales price compared to fiscal year 2019. The increase in volume includes growth in exteriors of 9% for fiscal year 2020 compared to fiscal year 2019 reflecting strong growth above market as our commercial transformation gains traction. Interiors volume increased 1% for fiscal year 2020 compared to fiscal year 2019 reflecting continuous improvement and traction of our interiors strategy. The increase in average net sales price of 1% for fiscal year 2020 compared to fiscal year 2019 primarily reflects the annual change in our strategic pricing effective April 2019.
We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 31 March 2020, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for fiscal year 2020 were 911,100, or 5% above fiscal year 2019. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.
The change in gross margin for fiscal year 2020 can be attributed to the following components:

Higher average net sales price	0.5	pts
Lower start up costs	0.6	pts
Lower production costs	1.7	pts
Total percentage point change in gross margin	2.8	pts
Gross margin for fiscal year 2020 increased 2.8 percentage points, compared to fiscal year 2019. This increase was driven by improved plant performance and a higher sales price, as well as lower input and start-up costs. In addition, gross margin for fiscal year 2020 increased as a result of a one-time charge in fiscal year 2019 related to our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus® color palettes.
SG&A expenses for fiscal year 2020 were higher compared to fiscal year 2019, driven primarily by our investment in demand creation, including higher marketing and labor related costs. As a percentage of sales, SG&A expenses was flat for fiscal year 2020, when compared to fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	79

To better harmonize supply and demand in the North American market, we made the operational decision to shut down production at our Summerville, South Carolina plant. We expect the plant to close in mid calendar year 2020. In the fourth quarter of fiscal year 2020, we recorded an impairment charge of US$12.0 million associated with the closure of Summerville. Additionally, we recorded impairment charges totaling US$29.2 million related to a variety of non-core assets located at four of our plants across our North American plant network. These non-core assets were written down to zero based on the determination that they have no future economic benefit.
Operating income for fiscal year 2020 increased 12%, compared to fiscal year 2019, primarily driven by a 17% increase in gross profit, partially offset by asset impairment charges and higher SG&A expenses. Operating income margin of 23.6% for fiscal year 2020 increased 0.8 percentage points compared to fiscal year 2019, driven by the increase in gross margin, partially offset by asset impairment charges.
Results Excluding Asset Impairment Charges and Product Line Discontinuation Expenses
Operating income excluding asset impairment charges and product line discontinuation expenses for fiscal year 2020 increased 21% for fiscal year 2020 compared to fiscal year 2019 primarily driven by an increase in gross profit of 17%, partially offset by higher SG&A expenses.
Operating income margin excluding asset impairment charges and product line discontinuation expenses for fiscal year 2020 of 25.9% increased 2.8 percentage points, compared to fiscal year 2019, primarily due to the increase in gross margin.

Asia Pacific Fiber Cement Segment Results
The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, and (iii) Philippines Fiber Cement.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	US$700	US$724	(3%)

Fiber cement net sales	418.4	446.8	(6%)
Gross profit			(5%)
Gross margin (%)			0.3 pts
Operating income	58.5	99.8	(41%)
Operating income margin (%)	14.0	22.3	(8.3 pts)
Asset impairment charges	36.3	—
Operating income excluding[1]	94.8	99.8	(5%)
Operating income margin (%) excluding[1]	22.7	22.3	0.4 pts
____________

1	Excludes asset impairment charges.

James Hardie 2020 Annual Report on Form 20-F	80

For fiscal year 2020, the Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by a 6% change in the weighted average AUD/USD foreign exchange rate relative to fiscal year 2019.
Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	532.6	546.1	(2%)
Average net sales price per unit (per msf)	A$1,027	A$992	4%

Fiber cement net sales	614.1	612.2	—%
Gross profit			1%
Gross margin (%)			0.3	pts
Operating income	80.8	136.5	(41%)
Operating income margin (%)	14.0	22.3	(8.3 pts)
Asset impairment charges	58.3	—
Operating income excluding[1]	139.1	136.5	2%
Operating income margin (%) excluding[1]	22.7	22.3	0.4	pts
____________

1	Excludes asset impairment charges.
Net sales in Australian dollars for fiscal year 2020 were favorably impacted by a higher average net sales price, partially offset by lower volumes, compared to fiscal year 2019. Volume decreased 2% for fiscal year 2020, compared to fiscal year 2019, primarily driven by a significant softening of the Australian market, partially offset by volume growth above the market in Australia. The 4% increase in average net sales price for fiscal year 2020, compared to fiscal year 2019, was primarily driven by our strategic price increase in Australia.
According to Australian Bureau of Statistics data, approvals for detached houses, a key driver of Australian business' sales volume, were 102,792 for fiscal year 2020, a decrease of 11% compared to fiscal year 2019. The other key driver of our sales volume, the alterations and additions market, was flat in fiscal year 2020, compared to fiscal year 2019.
Gross profit in Australian dollars for fiscal year 2020 increased 1%, compared to fiscal year 2019, due to favorable plant performance in Australia and lower pulp costs, partially offset by higher freight costs and unfavorable plant performance in New Zealand.
In Australian dollars, the change in gross margin for fiscal year 2020 can be attributed to the following components:

Higher average net sales price	2.0	pts
Higher production costs	(1.7	pts)
Total percentage point change in gross margin	0.3	pts
We made the strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand Market. We will cease all manufacturing of products in New Zealand under this model and shift manufacturing from Penrose, New Zealand to our two plants in Australia: Rosehill and Carole Park. As a result, we recorded asset impairment charges of A$54.4 million in the fourth quarter of fiscal year 2020. We also decided to shut down our James Hardie Systems business which resulted in an impairment charge of A$3.9 million.

James Hardie 2020 Annual Report on Form 20-F	81

Operating income in Australian dollars fiscal year 2020 decreased A$55.7 million, compared to fiscal year 2019, primarily driven by asset impairment charges of A$58.3 million. Operating income margin for fiscal year 2020 of 14.0%, decreased 8.3 percentage points, compared to fiscal year 2019, primarily driven by asset impairment charges.
Results Excluding Asset Impairment Charges
Operating income in Australian dollars excluding asset impairment charges for fiscal year 2020 increased 2%, compared to fiscal year 2019, primarily driven by higher gross profit. Operating income margin excluding asset impairment charges for fiscal year 2020 of 22.7% increased 0.4 percentage points, compared to fiscal year 2019, primarily driven by a higher gross margin. The increase in gross margin was due to a higher average net sales price, partially offset by higher production costs.
Europe Building Products Segment Results
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	827.5	815.8	1%
Average net sales price per unit (per msf)	US$345	US$354	(3%)

Fiber cement net sales	48.0	35.8	34%
Fiber gypsum net sales[1]	323.4	332.5	(3%)
Net sales	371.4	368.3	1%
Gross profit			(1%)
Gross margin (%)			(0.5 pts)
Operating income	11.2	10.0	12%
Operating income margin (%)	3.0	2.7	0.3 pts
Asset impairment charges	5.5	—
Costs associated with the Fermacell acquisition	13.7	29.1	(53%)
Operating income excluding[2]	30.4	39.1	(22%)
Operating income margin (%) excluding[2]	8.2	10.6	(2.4 pts)
____________

1	Also includes cement bonded board net sales.

2	Excludes asset impairment charges and costs associated with the Fermacell acquisition.

James Hardie 2020 Annual Report on Form 20-F	82

For fiscal year 2020, the Europe Building Products segment results in US dollars were unfavorably impacted by a 4% change in the weighted average EUR/USD foreign exchange rate relative to fiscal year 2019.
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY20	FY19	Change
Volume (mmsf)	827.5	815.8	1%
Average net sales price per unit (per msf)	€311	€306	2%

Fiber cement net sales	43.3	32.8	32%
Fiber gypsum net sales[1]	290.9	285.2	2%
Net sales	334.2	318.0	5%
Gross profit			3%
Gross margin (%)			(0.5 pts)
Operating income	10.0	9.1	10%
Operating income margin (%)	3.0	2.7	0.3	pts
Asset impairment charges	4.9	—
Costs associated with the Fermacell acquisition	12.3	24.6	(50%)
Operating income excluding[2]	27.2	33.7	(19%)
Operating income margin (%) excluding[2]	8.2	10.6	(2.4 pts)
____________

1	Also includes cement bonded board net sales.

2	Excludes asset impairment charges and costs associated with the Fermacell acquisition.
Net sales in Euros for fiscal year 2020 increased 5% from fiscal year 2019, driven by an increase of 32% and 2% in fiber cement and fiber gypsum net sales, respectively. The increase in fiber cement net sales was driven by market penetration in our existing geographies. Fiber gypsum net sales, which includes cement bonded board net sales, increased due to the continued penetration of fiber gypsum and our strategic price increase, partially offset by lower cement bonded board net sales. Cement bonded board net sales decreased for in fiscal year 2020 due to lower tunnel project sales as compared to fiscal year 2019.
Gross profit in Euros for fiscal year 2020 increased 3% from fiscal year 2019, primarily due to higher net sales, partially offset by €3.2 million of warehousing and freight costs that were previously recorded in SG&A. The increase was additionally impacted by a one time inventory fair value adjustment of €6.2 million (US$7.3 million) incurred in the first quarter of fiscal year 2019 following the acquisition of Fermacell.
We incurred asset impairment charges of €4.9 million in the fourth quarter of fiscal year 2020, primarily related to non-core assets which were written down to zero based on the determination that they will no longer provide an economic benefit.
Operating income for fiscal year 2020 increased €0.9 million, compared to fiscal year 2019, driven by lower costs associated with the acquisition of €12.3 million (US$15.4 million), partially offset by asset impairment charges and higher SG&A expenses. The increase in SG&A expenses was primarily due to higher consulting costs and increased headcount associated with the build out of the organization.
Results Excluding Asset Impairment Charges and Costs Associated with the Acquisition
In Euros, operating income excluding asset impairment charges and costs associated with the Fermacell acquisition decreased €6.5 million for fiscal year 2020, compared to fiscal year 2019, driven by higher SG&A expenses.

James Hardie 2020 Annual Report on Form 20-F	83

Other Businesses Segment Results

US$ Millions	FY20	FY19	Change %
Net sales	0.6	14.6	(96)
Operating loss	—	(30.9)
The Other Businesses segment is comprised of our fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we made the decision to shut down the fiberglass windows business, closed the windows assembly business and recorded product line discontinuation costs associated with the shutdown of the business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.
Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	FY20	FY19	Change %
Segment R&D expenses	$(24.0)	$(26.7)	10
Segment R&D SG&A expenses	(3.0)	(2.3)	(30)
Total R&D operating loss	$(27.0)	$(29.0)	7

The change in segment R&D expenses for fiscal year 2020 was driven by a change in the prioritization of R&D activities and projects, as well as normal variation among our R&D projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.
Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$8.8 million for fiscal year 2020 compared to US$11.2 million for fiscal year 2019.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY20	FY19	Change %
General Corporate SG&A expenses	$(68.2)	$(57.3)	(19)
Asbestos:
Asbestos adjustments	(58.2)	(22.0)
AICF SG&A expenses[1]	(1.7)	(1.5)	(13)
Asset impairment charges	(1.4)	—
General Corporate operating loss	$(129.5)	$(80.8)	(60)

____________

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF.
General Corporate SG&A expenses increased US$10.9 million in fiscal year 2020 from fiscal year 2019. This increase was primarily due to unfavorable movements in recognized foreign exchange losses and the

James Hardie 2020 Annual Report on Form 20-F	84

acceleration in the timing of accounting for expenses associated with a retired executive's non-compete and consulting arrangements.
Asbestos adjustments primarily reflect the unfavorable actuarial adjustment recorded at year end in line with KPMGA's actuarial report, as well as, the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.
The AUD/USD spot exchange rates are shown in the table below:

FY20		FY19
31 March 2019	0.7096	31 March 2018	0.7681
31 March 2020	0.6177	31 March 2019	0.7096
Change ($)	(0.0919)	Change ($)	(0.0585)
Change (%)	(13)	Change (%)	(8)
For fiscal years 2020 and 2019, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY20	FY19
Increase in actuarial estimate	$(128.0)	$(72.7)
Effect of foreign exchange rate movements	69.0	49.5
Gain (loss) on foreign currency forward contracts	0.8	(0.8)
Adjustments in insurance receivable	—	2.0
Asbestos adjustments	$(58.2)	$(22.0)
Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries increased to A$1.452 billion at 31 March 2020 from A$1.400 billion at 31 March 2019. The change in the undiscounted and uninflated central estimate of A$52.6 million; or 4%, is primarily due to the increase to the actuarial adjustment, partially offset by net cash outflows in the fiscal year 2020 of A$142.4 million. The increase in the KPMGA actuarial estimate is primarily due to increases to the future numbers of mesothelioma claims.
During fiscal year 2020, mesothelioma claims reporting activity was above actuarial expectations and fiscal year 2019. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.
At 31 March 2020, KPMGA has noted that the increase in actual claims reporting for the fiscal year 2020 was primarily due to the increase in the number of cross claims which typically cost around one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size has decreased due to the mix of the projected claim payments.

James Hardie 2020 Annual Report on Form 20-F	85

Consistent with prior years, the claimants ages are increasing, leading to lower average claim sizes. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.
Asbestos gross cash outflows of A$160.2 million for fiscal year 2020 were slightly higher than the actuarial expectation of A$159.0 million.
Readers are referred to Note 13 of our consolidated financial statements for further information on asbestos adjustments.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY20	FY19	Change %
Claims received	657	568	(16)
Actuarial estimate for the period	564	576	2
Difference in claims received to actuarial estimate	(93)	8

Average claim settlement[1] (A$)	277,000	262,000	(6)
Actuarial estimate for the period[2]	306,000	290,000	(6)
Difference in claims paid to actuarial estimate	29,000	28,000

____________

1	Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements.

2
This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the fiscal year ended 31 March 2020, we noted the following related to asbestos-related claims:

•	Net cash outflow was 5% below actuarial expectations;

•	Gross cash outflow was 1% above actuarial expectations;

•	Claims received were 16% above actuarial estimates and fiscal year 2019;

•	Mesothelioma claims reported were 16% higher than actuarial expectations and fiscal year 2019;

•	The number of claims settled were 8% above actuarial expectations and 5% above fiscal year 2019;

•	The average claim settlement was 9% below actuarial expectations and 6% above fiscal year 2019; and

•	Average claim settlement sizes were lower than actuarial expectations for all mesothelioma age groups and for most other disease types.
Net Interest Expense
Gross interest expense for fiscal year 2020 increased US$7.3 million from fiscal year 2019, primarily due to the higher interest rate on our long-term Euro denominated debt compared to the 364-day term loan facility used to initially finance the Fermacell acquisition in fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	86

Income Tax Expense
Total income tax expense for fiscal year 2020 decreased US$25.3 million when compared to fiscal year 2019. The decrease was primarily due to impairment charges incurred in the fourth quarter of fiscal year 2020, US tax loss carryback permitted by the US CARES Act and asbestos adjustments.
Net Income
Net income increased from US$228.8 million in fiscal year 2019 to US$241.5 million in fiscal year 2020.
Year ended 31 March 2019 compared to year ended 31 March 2018
Readers are referred to the "Management's Discussion and Analysis" in Section 2 our fiscal year 2019 Form 20-F filed with the SEC on 21 May 2019 and subsequently amended on 8 August 2019 for comparative analysis relating to fiscal years 2019 and 2018.
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 14 to our consolidated financial statements in Section 2. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.
We moved to a net debt position of US$1,210.2 million at 31 March 2020 compared to a net debt position of US$1,301.6 million at 31 March 2019 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).
Sources of Liquidity
During fiscal year 2020, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2020 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.
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

James Hardie 2020 Annual Report on Form 20-F	87

Cash Flow — Year Ended 31 March 2020
Operating Activities
Cash provided by operating activities for fiscal year 2020 increased US$147.2 million, compared to the fiscal year 2019, to US$451.2 million. The increase in cash provided by operating activities was driven primarily by an increase in net income adjusted for non-cash items of US$189.2 million and cash provided by accounts payable of US$41.6 million, partially offset by an increase in receivables driven by an income tax receivable recorded during the fourth quarter of fiscal year 2020 of US$84.7 million as a result of the CARES Act.
Investing Activities
Cash used in investing activities decreased US$660.6 million to US$203.8 million in fiscal year 2020. The decrease in cash used in investing activities was primarily due to the US$558.7 million acquisition of Fermacell in fiscal year 2019, as well as a decrease in purchases in property, plant and equipment of US$123.7 million partially offset by lower net proceeds from AICF's short-term investments of US$25.7 million.
Financing Activities
Cash used in financing activities for fiscal year 2020 was US$179.0 million, compared to cash provided by financing activities of US$364.2 million in fiscal year 2019. The US$543.2 million change was primarily driven by the net proceeds from debt of US$492.4 million utilized in the acquisition of Fermacell in fiscal year 2019, compared to nil in fiscal year 2020, as well as lower net proceeds from credit facilities of US$70.0 million in fiscal year 2020.
Borrowings
Unsecured Revolving Credit Facility
As of 31 March 2020, we had a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin. The Revolving Credit Facility's amended expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million. The principal drawn on this facility at 31 March 2020 was US$130.0 million.
The weighted average interest rate on our total outstanding Revolving Credit Facility at 31 March 2020 was 2.6%. At 31 March 2019, US$150.0 million was drawn under the Revolving Credit Facility and the weighted average interest rate on our total outstanding Revolving Credit Facility was 4.3%.
The nature of our operating and capital allocation cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2020, we see a significant smoothing of the cycle experienced in previous years as a result of the strategic business decisions taken regarding cash management and liquidity noted in our Strategic Business Update released on 5 May 2020.
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

James Hardie 2020 Annual Report on Form 20-F	88

(ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2020, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
Senior Unsecured Notes
2026 Senior Notes
In October 2018, JHIF completed the sale of €400.0 million (US$440.7 million, based on the exchange rate at 31 March 2020) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with the repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 8 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$5.0 million and US$5.7 million, respectively. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by JHIGL, JHBP, and JHTL, each of which are wholly-owned subsidiaries of JHI, plc.
Indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.
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
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of our previously outstanding 5.875% senior notes due 2023 and the payment or related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. We also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company's consolidated balance sheets.

James Hardie 2020 Annual Report on Form 20-F	89

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$4.3 million at 31 March 2020. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.
Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$4.9 million at 31 March 2020. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, James Hardie Building Products Inc. ("JHBP"), and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes were admitted to listing on the Global Exchange Market (the "GEM"), which is operated by Euronext Dublin, and on 7 February 2019, the 2026 Notes were admitted to listing on the GEM. Interest paid on the 2025, 2026 and 2028 Notes quoted on the GEM is not subject to Irish withholding tax.
Capital Expenditures
Our total capital expenditures for fiscal years 2020 and 2019 were US$193.8 million and US$317.5 million, respectively.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2020 and 2019.

James Hardie 2020 Annual Report on Form 20-F	90

Capital Management and Dividends

The COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time.
To further strengthen the Company’s liquidity position and to manage market volatility, the Company is taking the following strategic measures:

•	The immediate suspension of dividends until further notice, as approved by the Board of Directors.

•	Adjusted FY21 Capital Expenditures to be in a range of US$80 – US$95 million, compared to a historic three-year, annual average of approximately US$240 million.

•	Will make our annual contributions to AICF in quarterly installments, versus one lump sum payment in July 2020, as allowed under the provisions of the AFFA.

The following table summarizes the dividends declared or paid with respect to fiscal years 2020, 2019 and 2018:

	US Cents/ Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend[1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
____________

1	Includes US$2.8 million of withholding taxes paid on 10 January 2020.

James Hardie 2020 Annual Report on Form 20-F	91

Annual AICF contribution
We funded US$108.9 million to AICF during the second quarter of fiscal year 2020, as provided under the AFFA.
We anticipate that we will make contributions totaling approximately US$153.3 million to AICF during fiscal year 2021. This amount represents 35% of our free cash flow of US$438.0 million. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$451.2 million to 2004 US GAAP, a US$13.2 million adjustment is required.
From the time AICF was established in February 2007 through 19 May 2020, we have contributed approximately A$1,350.1 million to the fund.
Readers are referred to Notes 2 and 13 to our consolidated financial statements for further information on Asbestos.
Outlook and Trend Information
Given the highly volatile and uncertain circumstances surrounding the COVID-19 pandemic and its effect on demand in the countries in which James Hardie operates, the Company is unable to provide outlook or trend information for the upcoming year. For further information on COVID-19, see Note 1 to our consolidated financial statements and the risk factor entitled "The recent outbreak of COVID-19 may adversely impact on our business, sales, results of operations and financial condition" in Section 3.
Off-Balance Sheet Arrangements
As of 31 March 2020, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$130.0 million, and US$4.6 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$365.4 million of available borrowing capacity under the Revolving Credit Facility.

James Hardie 2020 Annual Report on Form 20-F	92

Contractual Obligations
The following table summarizes our contractual obligations at 31 March 2020:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$986.4	153.3	N/A	N/A	N/A
Long-Term Debt Obligations[2]	1,370.7	—	130.0	400.0	840.7
Estimated interest payments on Long-Term Debt[3]	322.4	60.3	119.3	106.8	36.0
Finance Lease Obligations[4]	2.2	0.6	1.0	0.5	0.1
Operating Lease Obligations[4]	58.9	16.7	22.3	11.1	8.8
Purchase Commitments[5]	9.9	0.9	0.8	0.8	7.4
Capital Commitments[6]	10.4	10.4	—	—	—
Total	$2,760.9	$242.2	$273.4	$519.2	$893.0
____________

1
The amount of the total asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. We anticipate that we will make contributions totaling approximately US$153.3 million to AICF in fiscal year 2021, which represents 35% of our free cash flow as defined by the AFFA. The table above does not include a breakdown of payments subsequent to fiscal year ending 31 March 2021 as such amounts are not reasonably estimable. See Note 13 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2	The amount disclosed on our consolidated balance sheet at 31 March 2020 reflects the gross balance of outstanding debt held by the Company, as noted in the table above, net of debt issuance costs.

3
Interest amounts are estimates based on debt remaining unchanged from the 31 March 2020 balance and interest rates remaining consistent with the rates at 31 March 2020. Interest paid includes interest in relation to our bank debt facilities and bonds, as well as the net amount paid relating to interest rate swap agreements. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. There are several variables that can affect the amount of interest we may pay in future years. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2026 as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our long-term debt obligations.

4	Amounts include imputed interest. See Note 9 to our consolidated financial statements for further information regarding leases.

5
Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

6	Represents total outstanding purchase obligations related to capital expenditures under purchase orders as of 31 March 2020 in connection with our capacity projects.

James Hardie Industries plc - Consolidated Financial Statements	93

Report of Independent Registered Public Accounting Firm	94

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended 31 March 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 19 May 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Report of Independent Registered Public Accounting Firm	95

Asbestos Liability Valuation
Description of the Matter
At 31 March 2020, the aggregate asbestos liability was US$986.4 million. As disclosed in Note 13 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
Auditing management’s estimate of the asbestos liability is challenging because the estimation process is based on actuarial estimates of projected future cash flows which are inherently uncertain. The projected cash flows are complex and use subjective assumptions including the projected number of claims, estimated cost of settlement per claim, inflation rates, legal costs, and timing of receipt of claims and settlements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification of claims, review of calculations performed by the Company’s third-party actuary and management’s review of the use of historical claim data and actuarial assumptions mentioned above to project the future liability.
To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compare that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

Impairment of Long-lived Assets
Description of the Matter
For the year ended 31 March 2020, the Company recorded an US$84.4 million impairment expense primarily related to property, plant and equipment, operating lease right-of-use assets and asset retirement obligations as disclosed in Notes 8, 9 and 19. As disclosed in Note 2 to the consolidated financial statements, the Company evaluates events or changes in circumstances that indicate that an asset might be impaired. When such indicators are identified, the recoverability test is performed by grouping long-lived assets that represent the lowest level of identifiable cash flows and the undiscounted future cash flows are compared to the carrying amount of the asset group.

Auditing the Company's impairment assessments involved a high degree of subjectivity as estimates underlying the determination of fair value were based on assumptions about future market and economic conditions, long-term demand for the Company’s products and the discount rate.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the long-lived asset impairment processes, including identification of indicators of impairment, and controls over management’s review of the significant assumptions underlying the fair value determination.

To test the long-lived asset impairment assessments, our audit procedures included, among others, evaluating the methodologies used, and significant assumptions discussed above as well as the underlying data used by the Company in determining fair value. With the assistance of our valuation specialists, we tested the Company’s determination of fair value of certain land, building, equipment including salvage values and asset retirement obligations by evaluating comparable market data and independently developing a range of fair values. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
19 May 2020

James Hardie Industries plc - Consolidated Balance Sheets	96

(Millions of US dollars)	31 March 2020	31 March 2019
Assets
Current assets:
Cash and cash equivalents	$144.4	$78.7
Restricted cash and cash equivalents	5.0	5.1
Restricted cash and cash equivalents - Asbestos	36.4	39.8
Restricted short-term investments - Asbestos	21.6	17.7
Accounts and other receivables, net	363.3	254.6
Inventories	305.1	317.4
Prepaid expenses and other current assets	26.1	31.3
Insurance receivable - Asbestos	5.0	7.5
Workers’ compensation - Asbestos	1.5	2.0
Total current assets	908.4	754.1
Property, plant and equipment, net	1,341.7	1,388.4
Operating lease right-of-use-assets	40.5	—
Finance lease right-of-use-assets	1.7	—
Goodwill	196.9	201.1
Intangible assets, net	166.7	174.4
Insurance receivable - Asbestos	38.5	43.7
Workers’ compensation - Asbestos	20.7	25.8
Deferred income taxes	989.4	1,092.9
Deferred income taxes - Asbestos	319.1	349.3
Other assets	4.7	2.9
Total assets	$4,028.3	$4,032.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$274.7	$255.5
Accrued payroll and employee benefits	87.1	84.9
Operating lease liabilities	14.3	—
Finance lease liabilities	0.5	—
Accrued product warranties	7.0	6.8
Income taxes payable	8.9	13.4
Asbestos liability	103.9	110.5
Workers’ compensation - Asbestos	1.5	2.0
Other liabilities	12.1	9.9
Total current liabilities	510.0	483.0
Long-term debt	1,354.6	1,380.3
Deferred income taxes	81.9	80.4
Operating lease liabilities	41.4	—
Finance lease liabilities	1.5	—
Accrued product warranties	35.4	39.8
Income taxes payable	21.3	25.2
Asbestos liability	882.5	979.1
Workers’ compensation - Asbestos	20.7	25.8
Other liabilities	43.7	44.6
Total liabilities	2,993.0	3,058.2
Commitments and contingencies (Note 15)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 443,144,740 shares issued and outstanding at 31 March 2020 and 442,269,905 shares issued and outstanding at 31 March 2019	230.6	230.0
Additional paid-in capital	207.3	197.6
Retained earnings	659.5	577.1
Accumulated other comprehensive loss	(62.1)	(30.3)
Total shareholders’ equity	1,035.3	974.4
Total liabilities and shareholders’ equity	$4,028.3	$4,032.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	97

	Years Ended 31 March
(Millions of US dollars, except per share data)	2020	2019	2018
Net sales	$2,606.8	$2,506.6	$2,054.5
Cost of goods sold	(1,673.1)	(1,675.6)	(1,324.3)
Gross profit	933.7	831.0	730.2
Selling, general and administrative expenses	(415.8)	(403.6)	(311.3)
Research and development expenses	(32.8)	(37.9)	(33.3)
Asset impairments	(84.4)	(15.9)	—
Asbestos adjustments	(58.2)	(22.0)	(156.4)
Operating income	342.5	351.6	229.2
Interest expense, net	(57.5)	(54.2)	(32.9)
Interest income	3.1	4.1	3.4
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Income before income taxes	288.0	300.6	174.3
Income tax expense	(46.5)	(71.8)	(28.2)
Net income	$241.5	$228.8	$146.1
Income per share:
Basic	$0.55	$0.52	$0.33
Diluted	$0.54	$0.52	$0.33
Weighted average common shares outstanding (Millions):
Basic	442.6	441.9	441.2
Diluted	444.1	443.0	442.3
Comprehensive income, net of tax:
Net income	$241.5	$228.8	$146.1
Cash flow hedges	—	(0.1)	—
Pension adjustments	0.8	—	—
Currency translation adjustments	(32.6)	(28.9)	0.9
Comprehensive income	$209.7	$199.8	$147.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	98

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Cash Flows From Operating Activities
Net income	$241.5	$228.8	$146.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131.5	119.4	92.0
Lease expense	18.1	—	—
Deferred income taxes	64.0	12.7	(76.8)
Stock-based compensation	10.3	12.5	11.1
Asbestos adjustments	58.2	22.0	156.4
Excess tax benefits from share-based awards	(0.4)	—	(0.8)
Asset impairments	77.4	15.9	—
Loss on early debt extinguishment	—	1.0	26.1
Other, net	17.2	16.3	12.6
Changes in operating assets and liabilities:
Accounts and other receivables	(118.6)	(18.1)	(2.0)
Inventories	3.2	(28.6)	(51.7)
Lease assets and liabilities, net	(15.6)	—	—
Prepaid expenses and other assets	(2.6)	(1.7)	(2.8)
Insurance receivable - Asbestos	7.6	4.8	7.3
Accounts payable and accrued liabilities	45.1	3.5	20.7
Claims and handling costs paid - Asbestos	(105.6)	(108.8)	(104.4)
Income taxes payable	(11.0)	8.8	26.9
Other accrued liabilities	30.9	15.5	47.8
Net cash provided by operating activities	$451.2	$304.0	$308.5
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(193.8)	$(317.5)	$(210.2)
Proceeds from sale of property, plant and equipment	8.0	—	7.9
Capitalized interest	(9.5)	(5.4)	(4.8)
Acquisition of business, net of cash acquired	—	(558.7)	—
Purchase of restricted short-term investments - Asbestos	(75.5)	(89.1)	(78.4)
Proceeds from restricted short-term investments - Asbestos	67.0	106.3	40.0
Net cash used in investing activities	$(203.8)	$(864.4)	$(245.5)
Cash Flows From Financing Activities
Proceeds from credit facilities	$330.0	$230.0	$380.0
Repayments of credit facilities	(350.0)	(180.0)	(455.0)
Proceeds from 364-day term loan facility	—	492.4	—
Repayments of 364-day term loan facility	—	(458.8)	—
Proceeds from senior unsecured notes	—	458.8	800.0
Debt issuance costs	—	(6.1)	(15.7)
Repayment of senior unsecured notes	—	—	(400.0)
Call redemption premium paid to note holders	—	—	(19.5)
Proceeds from issuance of shares	—	—	0.2
Repayment of finance lease obligations and borrowings	(0.4)	—	—
Dividends paid	(158.6)	(172.1)	(177.5)
Repayments of NSW Loan - Asbestos	—	—	(51.9)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(6.2)	$6.6	$(3.2)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	62.2	(189.6)	120.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	123.6	313.2	192.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$185.8	$123.6	$313.2
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$8.3	$25.9	$8.1
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$61.5	$57.0	$26.3
Cash paid during the year for income taxes, net	$52.5	$26.3	$49.1
Cash paid to AICF	$108.9	$103.0	$102.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	99

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Equity	Accumulated Other Comprehensive Gain (Loss)	Total
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$(2.2)	$(212.2)
Net income	—	—	146.1	—	146.1
Other comprehensive income	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	11.1
Equity awards exercised	—	0.2	—	—	0.2
Dividends declared	—	—	(167.6)	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$(1.3)	$(221.5)
Net income	—	—	228.8	—	228.8
Other comprehensive loss	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	12.5
Adoption of ASU 2016-16	—	—	1,160.3	—	1,160.3
Dividends declared	—	—	(176.7)	—	(176.7)
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	100

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany balances and transactions have been eliminated in consolidation.
COVID-19 Impact
In March 2020, the World Health Organization (WHO) characterized the outbreak of COVID-19 as a global pandemic. In response to this declaration, governments have taken certain actions to contain the outbreak and spread of COVID-19. While our plants in Philippines, New Zealand, and Spain were required to close under mandatory government lockdowns, these closures did not materially impact our fourth quarter results. However, the COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time. Therefore, while we expect the reduced production to negatively impact our business, results of operations, cash flows and financial position, the related financial impact cannot be reasonably estimated at this time.
2.  Summary of Significant Accounting Policies
Variable Interest Entities
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	101

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
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
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
While there have been no changes in the application of principles, methods, and assumptions used to determine our significant estimates, we may be required to revise certain accounting estimates and judgments related to the economic and business impact of the COVID-19 pandemic, such as, but not limited to, those related to the valuation of goodwill, intangibles, long-lived assets, accounts receivable, and inventory, which could have a material adverse effect on our financial position and results of operations.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	102

Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company's customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past. Because the Company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease net sales.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	5 to 50
Buildings Improvements	3 to 40
Leasehold Improvements	4 to 40
Machinery and Equipment	1 to 40

Leases
The Company adopted Accounting Standards Update ("ASU") No. 2016-02 ("Accounting Standards Codification (ASC) 842"), which supersedes the lease accounting requirements in ASC Topic 840, starting with fiscal year beginning 1 April 2019, with the impact of initial application recognized as a cumulative-effect adjustment to retained earnings of US$0.2 million, and has elected the practical expedient available under the guidance to not adjust comparative periods presented. As a result of the adoption of this standard, the Company has changed its accounting policy for leases, as outlined below.
In addition, the Company has also elected the package of practical expedients permitted under the transition guidance, which, among other things, allows for carry-forwards of historical lease classifications, the determination of whether a contract contains a lease under the new definition of a lease and whether previously capitalized initial direct costs qualify for capitalization.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	103

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	104

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
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary.
Debt
The Company’s debt consists of an unsecured revolving credit facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 11 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility, which is included in Asbestos-related Accounting Policies below.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	105

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	106

Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

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
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	107

Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2020	2019	2018
Basic common shares outstanding	442.6	441.9	441.2
Dilutive effect of stock awards	1.5	1.1	1.1
Diluted common shares outstanding	444.1	443.0	442.3

(US dollars)	2020	2019	2018
Net income per share - basic	0.55	0.52	0.33
Net income per share - diluted	0.54	0.52	0.33

There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2020, 2019 and 2018.
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
Potential common shares of 1.5 million, 2.2 million and 1.6 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	108

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
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	109

statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other (expense) income on the consolidated statements of operations and comprehensive income.
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
Deferred Income Taxes
The Performing Subsidiary can claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
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
Asbestos Impact on Statement of Cash Flows
Restricted cash and cash equivalents - Asbestos
The Restricted cash and cash equivalents held by AICF as recorded on the consolidated balance sheets is included in the total beginning and ending cash balance in the consolidated statements of cash flows. The movement in Restricted cash and cash equivalents - Asbestos is reflected in either the cash flows from operating activities, cash flows from investing activities or cash flows from financing activities sections of the consolidated statements of cash flows as described in detail below.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	110

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
The fair values are determined by management, taking into consideration information supplied by management of the acquired entities, and other relevant information. Such information typically includes valuations obtained from independent appraisal experts, which management reviews and considers in its estimates of fair values. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment by management, particularly with respect to the value of identifiable intangible assets. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but due to the inherent uncertainty during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	111

Immaterial Change in Statement of Cash Flows Line Items
In connection with the preparation of the condensed consolidated financial statements for the three months ended 30 June 2019, the Company determined that amounts previously reported in its consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018, reflected an error in the amount of purchases of property, plant and equipment which were not yet paid. This error understated net cash used in investing activities for the fiscal years ended 31 March 2019 and 2018 by US$16.4 million and US$6.5 million, respectively, with an equal understatement of net cash provided by operating activities.
This error had no effect on the Company's consolidated balance sheets, statements of operations and comprehensive income or statements of changes in shareholders' equity (deficit) as of and for the fiscal years ended 31 March 2019 and 2018.
In accordance with the relevant guidance, management evaluated the materiality of the error from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that the error did not have a material impact on the previously reported consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018 or affect the trend of financial results. The amounts presented within this report in the consolidated statement of cash flows have been adjusted for the fiscal years ended 31 March 2019 and 2018, as set forth in the following table:

	Year Ended 31 March 2019		Year Ended 31 March 2018
(Millions of US dollars)	As reported	As adjusted	As reported	As adjusted
Cash Flows From Operating Activities
Accounts payable and accrued liabilities	$(12.9)	$3.5	$14.2	$20.7
Net cash provided by operating activities	287.6	304.0	302.0	308.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(301.1)	(317.5)	(203.7)	(210.2)
Net cash used in investing activities	(848.0)	(864.4)	(239.0)	(245.5)

The understatement of cash flows from operating activities for the fiscal year ended 31 March 2018 resulted in a recalculation of the payment to AICF. During the second quarter of fiscal year 2020, a payment of US$8.0 million representing the cash flow error was paid to AICF along with the payment of US$100.9 million representing 35% of the Company's as reported free cash flow for the fiscal year ended 31 March 2019. See Note 13 for AICF funding.
Recent Accounting Pronouncements

Recently Adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance; however, ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	112

issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company adopted ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method outlined in ASU No. 2018-11 with the impact of initial application recognized as a cumulative-effect adjustment of US$0.2 million. Further, the Company recognized a ROU asset of US$79.7 million and a lease liability of US$82.0 million, with the offsetting balance representing a reduction in the previously recognized deferred rent balance at 1 April 2019. As of the date of adoption, there was no impact on the Company’s consolidated statements of operations and comprehensive income or consolidated statements of cash flows.
Recently Issued
In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which affects a variety of topics in the Codification and applies to all reporting entities within the scope of the affected accounting guidance. The amendments in ASU No. 2019-04 are being issued as updates related to ASU No. 2016-01, ASU No. 2016-13 and ASU No. 2017-12. The amendments in ASU No. 2019-04 are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2019 using a modified retrospective approach, with early adoption permitted. The Company will adopt ASU No. 2019-04 starting with the fiscal year beginning 1 April 2020 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740). The amendments in the ASU No. 2019-12 are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company is currently evaluating the impact of these updates on its consolidated financial statements.
3. Revenues
The following represents the Company's disaggregated revenues for the fiscal years ended 31 March 2020, 2019 and 2018:

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses[1]	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8
[1] Effective 31 March 2020, the Other Businesses segment no longer qualifies as a reportable segment. Refer to Note 19 for further details.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	113

	Year Ended 31 March 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,676.9	$446.8	$35.8	$—	$2,159.5
Fiber gypsum revenues	—	—	332.5	—	332.5
Other revenues	—	—	—	14.6	14.6
Total revenues	$1,676.9	$446.8	$368.3	$14.6	$2,506.6

	Year Ended 31 March 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,578.1	$425.4	$36.3	$—	$2,039.8
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	14.7	14.7
Total revenues	$1,578.1	$425.4	$36.3	$14.7	$2,054.5

The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment were generated from the sale of fiberglass products and windows in North America.
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
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company, as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period between invoicing and when payment is due is not significant.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	114

4.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2020	2019	2018	2017
Cash and cash equivalents	$144.4	$78.7	$281.6	$78.9
Restricted cash	5.0	5.1	5.0	5.0
Restricted cash - Asbestos	36.4	39.8	26.6	108.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$185.8	$123.6	$313.2	$192.8

Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.
5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade receivables	$268.4	$245.5
Income taxes receivable	84.7	—
Other receivables and advances	14.6	12.0
Provision for doubtful trade receivables	(4.4)	(2.9)
Total accounts and other receivables	$363.3	$254.6

The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$2.9	$1.3	$0.9
Adjustment to provision	1.7	2.8	0.6
Write-offs, net of recoveries	(0.2)	(1.2)	(0.2)
Balance at end of period	$4.4	$2.9	$1.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

6.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Finished goods	$224.4	$235.0
Work-in-process	8.1	7.3
Raw materials and supplies	87.0	88.8
Provision for obsolete finished goods and raw materials	(14.4)	(13.7)
Total inventories	$305.1	$317.4

As of 31 March 2020 and 2019, US$37.9 million and US$32.9 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.
7. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill for the fiscal years ended 31 March 2020 and 2019:

(Millions of US dollars)	Europe Building Products	Asia Pacific Fiber Cement	Other Businesses	Total
Balance - 31 March 2018	$—	$0.3	$4.6	$4.9
Acquired	220.0	—	—	220.0
Impairment	—	—	(4.6)	(4.6)
Foreign exchange impact	(19.2)	—	—	(19.2)
Balance - 31 March 2019	$200.8	$0.3	$—	$201.1
Impairment	—	(0.2)	—	(0.2)
Foreign exchange impact	(3.9)	(0.1)	—	(4.0)
Balance - 31 March 2020	$196.9	$—	$—	$196.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

Intangible Assets
At 31 March 2020, indefinite lived intangible assets other than goodwill of US$120.9 million include tradenames and other indefinite lived intangible assets, which had a net carrying amount of US$113.5 million and US$7.4 million, respectively.

The following are the net carrying amount of amortizable intangible assets for the fiscal years ended 31 March 2020 and 2019:

	Year Ended 31 March 2020
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$51.4	$(6.4)	$45.0
Other[1]	11.6	(10.8)	0.8
Total	$63.0	$(17.2)	$45.8
[1] Includes impairment charges of US$1.4 million for the fiscal year ended 31 March 2020

	Year Ended 31 March 2019
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.0	$(4.3)	$47.7
Other[1]	11.8	(8.6)	3.2
Total	$63.8	$(12.9)	$50.9
[1] Includes impairment charges of US$2.6 million for the fiscal year ended 31 March 2019

The amortization of intangible assets was US$3.1 million, US$6.1 million and US$0.9 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.
At 31 March 2020, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2021	$2.6
2022	3.3
2023	4.1
2024	4.4
2025	4.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

8.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0
Additions[2]	1.6	58.9	203.6	76.7	340.8
Acquisitions	19.2	44.1	159.5	7.5	230.3
Transfers[3]	—	(6.0)	2.2	(6.5)	(10.3)
Disposals[4]	(0.2)	(5.9)	(48.1)	(1.2)	(55.4)
Exchange differences	(5.0)	(5.1)	(45.7)	1.8	(54.0)
At 31 March 2019	$83.8	$432.8	$1,507.6	$257.2	$2,281.4
Additions[2]	0.3	13.9	152.3	19.3	185.8
Transfers[3]	—	0.7	3.1	(4.9)	(1.1)
Disposals[4]	—	(1.7)	(55.3)	0.2	(56.8)
Impairment	—	(0.1)	(10.2)	(5.4)	(15.7)
Exchange differences	(5.1)	(13.1)	(86.1)	1.2	(103.1)
At 31 March 2020	$79.0	$432.5	$1,511.4	$267.6	$2,290.5

Accumulated depreciation:
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Depreciation	—	(14.6)	(95.0)	—	(109.6)
Transfers[3]	—	0.8	3.7	—	4.5
Disposals[4]	—	4.1	23.3	—	27.4
Exchange differences	—	3.2	19.4	—	22.6
At 31 March 2019	$—	$(143.9)	$(749.1)	$—	$(893.0)
Depreciation	—	(15.7)	(109.7)	—	(125.4)
Transfers[3]	—	—	0.3	—	0.3
Disposals[4]	—	1.5	40.3	—	41.8
Impairment	—	(0.6)	(48.2)	—	(48.8)
Exchange differences	—	6.4	69.9	—	76.3
At 31 March 2020	$—	$(152.3)	$(796.5)	$—	$(948.8)

Net book value amount:
At 31 March 2019	$83.8	$288.9	$758.5	$257.2	$1,388.4
At 31 March 2020	$79.0	$280.2	$714.9	$267.6	$1,341.7
______________

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$9.5 million and US$5.4 million of capitalized interest for the fiscal years ended 31 March 2020 and 2019, respectively.

3
Transfers for fiscal year 2020 include the net book value of US$0.8 million of leased assets in North America Fiber Cement segment that were moved from Property, plant and equipment, net to Operating lease right-of-use assets on the consolidated balance sheet at 31 March 2020. Transfers for fiscal year 2019 include the net book value of US$5.8 million associated with the Company's fiberglass windows business, which was classified as held for sale and was removed from Property, plant and equipment, net and was included in the Prepaid expenses and other current assets on the consolidated balance sheets at 31 March 2019.

4
The US$15.0 million net book value of disposals in fiscal year 2020 includes US$11.7 million of usage of replacement parts. The remaining net book value of disposals of US$3.3 million is related to the disposal of assets no longer in use. The US$28.0 million

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

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
Depreciation expense for the fiscal years ended 31 March 2020, 2019 and 2018 was US$125.4 million, US$109.6 million and US$88.9 million, respectively.
Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. Based on the Company's strategic planning and allocation of its long-term investment in capital, as well as the downturn of the current economic market associated with the global pandemic, the Company has carefully reviewed the carrying value of its long-lived assets. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$44.0	$3.0	$0.7
Asia Pacific Fiber Cement	15.0	—	—
Europe Building Products	5.5	—	—
Other Businesses	—	6.1	—
	$64.5	$9.1	$0.7

Charges recorded to Asset Impairments
North America Fiber Cement segment
For the fiscal year ended 31 March 2020, impairment charges of US$41.2 million were recorded in the North America Fiber Cement segment. Included in this total is US$12.0 million related to the Company's decision to shut down its Summerville, South Carolina facility. This decision resulted from the potential impact of COVID-19 on future fiber cement sales volume. Assets are grouped and evaluated for impairment at the level for which there are identifiable cash flows, which in the case of the Summerville plant included the manufacturing equipment, land, building and right of use assets. In accordance with the applicable accounting guidance, the Company recorded an impairment charge for the difference between the carrying value of the asset group of US$22.1 million and the fair value, based on a third party appraisal of land and buildings, less costs to sell of US$10.1 million.
The remaining impairment charges of US$29.2 million is related to a variety of non-core assets located at four plants across the network which will no longer be used and will be disposed. Due to the unique nature of the non-core fixed assets and the lack of history of selling manufacturing assets, management believes that there will be no future cash flows nor salvage value related to these assets and fully impaired them as of 31 March 2020.
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$2.6 million in the North America Fiber Cement segment related to the discontinuance of its MCT product line.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Asia Pacific Fiber Cement segment
For the fiscal year ended 31 March 2020, the Company recorded impairment charges of US$14.0 million in the Asia Pacific Fiber Cement segment due to the decision to shift to an import sales model rather than continue manufacturing in New Zealand, and US$1.0 million due to its decision to exit the James Hardie Systems business on the determination that it no longer fits within the Company's core business. The US$14.0 million charge relates to the full write-down of most of the machinery and equipment at the Penrose plant and the related excess spare parts which will not be utilized prior to shutdown. All the equipment and spare parts are unique to the Company and have immaterial resale or salvage values. The remaining net book value of the Penrose plant’s assets at 31 March 2020 is US$2.6 million.
Europe Building Products segment
For the fiscal year ended 31 March 2020, impairment charges of US$5.5 million were recorded in Europe Building Products segment relating to a variety of non-core assets which no longer provide economic benefit to the Company.
Other Businesses segment
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$6.1 million in the Other Businesses segment to due to the Company's decision to cease production of its fiberglass windows business.
Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$2.8 million, US$0.4 million and US$0.7 million during fiscal years ended 31 March 2020, 2019 and 2018, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

9. Leases
The Company's lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
The following table represents the Company's ROU assets and lease liabilities at 31 March 2020:

(Millions of US dollars)	31 March 2020
Assets:
Operating leases, net	$40.5
Finance leases, net	1.7
Total right-of-use assets	$42.2

Liabilities:
Operating leases:
Current	$14.3
Non-Current	41.4
Total operating lease liabilities	$55.7

Finance leases:
Current	$0.5
Non-Current	1.5
Total finance lease liabilities	$2.0

Total lease liabilities	$57.7

The Company leases the land and buildings at its New Zealand plant, and the option term of this lease agreement ends in 2026, with a second option to renew until 2036. The second option to renew was reasonably certain until the current quarter, when the Company made the decision to shift to an import sales model and close its New Zealand plant. As a result, the Company remeasured its Right-of-use assets and Lease Liability for the New Zealand plant, resulting in a reduction in both the asset and liability in the current quarter of approximately US$19.4 million. Subsequently, the Company impaired the remaining Right-of-use assets value of US$11.2 million, which was recorded to Asset impairments in the Company's consolidated statements of operations and comprehensive income, as the facility is not expected to generate future positive cash flows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

The following represents the Company's lease expense for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Year Ended 31 March 2020
Operating leases	$18.4
Short-term leases	1.0
Variable leases	0.1
Finance leases	0.3
Interest on lease liabilities	0.1
Total lease expense	$19.9

At 31 March 2020 the weighted-average remaining lease term of the Company's leases is as follows:

(In Years)	31 March 2020
Operating leases	5.4
Finance leases	4.4

At 31 March 2020 the weighted-average discount rate of the Company's leases is as follows:

31 March 2020
Operating leases	4.4%
Finance leases	4.4%

The following are future lease payments for non-cancellable leases at 31 March 2020:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2021	$16.7	$0.6	$17.3
2022	13.1	0.5	13.6
2023	9.2	0.5	9.7
2024	6.7	0.3	7.0
2025	4.4	0.2	4.6
Thereafter	8.8	0.1	8.9
Total	$58.9	$2.2	$61.1
Less: imputed interest			3.4
Total lease liabilities			$57.7

Supplemental cash flow and other information related to leases were as follows:

(Millions of US dollars)	31 March 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$18.0
Operating cash flows used for finance leases	0.1
Financing cash flows used for finance leases	0.4
Non-cash ROU assets obtained in exchange for new lease liabilities	12.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

10.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade creditors	$151.3	$142.4
Accrued interest	8.6	8.8
Other creditors and accruals	114.8	104.3
Total accounts payable and accrued liabilities	$274.7	$255.5

11.  Long-Term Debt
At 31 March 2020 and 2019, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2025, 2026 and 2028. The effective weighted average interest rate on the Company’s total debt was 4.3% and 4.4% at 31 March 2020 and 31 March 2019, respectively. The weighted average term of the unsecured revolving credit facility and senior unsecured notes, including undrawn facilities, was 5.3 years and 6.3 years at 31 March 2020 and 2019, respectively.
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
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$1.9 million and US$2.6 million, respectively.
The amount drawn under the Revolving Credit Facility was US$130.0 million and US$150.0 million at 31 March 2020 and 2019, respectively. The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.6% and 4.3% at 31 March 2020 and 2019, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to the Company's consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

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
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2020, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
2026 Senior Notes

In October 2018, JHIF completed the sale of €400.0 million (US$440.7 million, based on the exchange rate at 31 March 2020) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with this repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 8 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$5.0 million and US$5.7 million, respectively. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

The Company’s 2026 Notes have an estimated fair value of US$395.7 million (based on EUR/USD exchange rate at 31 March 2020) based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its previously outstanding 5.875% senior unsecured notes due 2023 (the "2023 Notes"). In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million during the fiscal year ended 31 March 2018, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$4.3 million and US$5.2 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$4.9 million and US$5.6 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$752.0 million at 31 March 2020, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Off Balance Sheet Arrangements
As of 31 March 2020, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$130.0 million, and US$4.6 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

matters including insurance, performance bonds and other items, leaving the Company with US$365.4 million of available borrowing capacity under the Revolving Credit Facility.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes were admitted to listing on the Global Exchange Market (the “GEM”), which is operated by Euronext Dublin, and on 7 February 2019, the 2026 Notes were admitted to listing on the GEM.  Interest paid on the 2025, 2026 and 2028 Notes quoted on the GEM is not subject to Irish withholding tax.
12.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$46.6	$52.8	$46.6
Increase (Decrease) in product warranties accrual	0.8	(0.8)	13.1
Acquired during the period	—	0.5	—
Settlements made in cash or in kind	(5.0)	(5.9)	(6.9)
Balance at end of period	$42.4	$46.6	$52.8

13.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Change in estimates:
Change in actuarial estimate - asbestos liability	$(133.8)	$(73.8)	$(152.1)
Change in actuarial estimate - insurance receivable	5.7	—	1.2
Change in estimate - AICF claims-handling costs	0.1	1.1	(0.5)
Subtotal - Change in estimates	(128.0)	(72.7)	(151.4)
Effect of foreign exchange on Asbestos net liabilities	69.0	49.5	(5.3)
Gain (loss) on foreign currency forward contracts	0.8	(0.8)	1.4
Adjustments in insurance receivable	—	2.0	—
Asbestos research and education contribution	—	—	(1.1)
Total Asbestos Adjustments	$(58.2)	$(22.0)	$(156.4)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

In December 2017, the Company, AICF and the NSW Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income during the fiscal year ended 31 March 2018.
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2020. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2020:

	Year Ended 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,250.9	2,025.2
Central Estimate – Undiscounted but Inflated	1,368.3	2,215.2
Central Estimate – Undiscounted and Uninflated	897.1	1,452.4

The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2020.
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
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	913.0	1,478.2
Discounted (but inflated) - High	2,109.3	3,414.9

Undiscounted (but inflated) - Low	984.3	1,593.6
Undiscounted (but inflated) - High	2,385.2	3,861.7

During fiscal year 2020, mesothelioma claims reporting activity was unfavorable compared to actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.
At 31 March 2020, KPMGA identified that the increase in actual claims reporting for the full year 2020 was primarily due to the increase in the number of cross claims which typically cost one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size is projected to decrease due to the mix of the projected claim payments.
Consistent with prior years, the claimants ages are increasing leading to lower average claim size. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2020	2019	2018	2017	2016
Number of open claims at beginning of period	332	336	352	426	494
Number of new claims	657	568	562	557	577
Number of closed claims	596	572	578	631	645
Number of open claims at end of period	393	332	336	352	426
Average settlement amount per settled claim	A$277,000	A$262,000	A$253,000	A$224,000	A$248,000
Average settlement amount per case closed	A$245,000	A$234,000	A$217,000	A$168,000	A$219,000

Average settlement amount per settled claim	US$189,000	US$191,000	US$196,000	US$168,000	US$183,000
Average settlement amount per case closed	US$167,000	US$171,000	US$168,000	US$126,000	US$161,000

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2020	2019
Asbestos liability – current	$(103.9)	$(110.5)
Asbestos liability – non-current	(882.5)	(979.1)
Asbestos liability – Total	(986.4)	(1,089.6)
Insurance receivable – current	5.0	7.5
Insurance receivable – non-current	38.5	43.7
Insurance receivable – Total	43.5	51.2
Workers’ compensation asset – current	1.5	2.0
Workers’ compensation asset – non-current	20.7	25.8
Workers’ compensation liability – current	(1.5)	(2.0)
Workers’ compensation liability – non-current	(20.7)	(25.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.0)	(2.1)
Restricted cash and cash equivalents of AICF	36.4	39.8
Restricted short-term investments of AICF	21.6	17.7
Net Unfunded AFFA liability	$(886.9)	$(983.0)
Deferred income taxes – non-current	319.1	349.3
Income tax payable	23.4	25.3
Net Unfunded AFFA liability, net of tax	$(544.4)	$(608.4)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2019	$(1,089.6)	$51.2	$57.5	$(2.1)	$(983.0)	$349.3	$25.3	$(608.4)
Asbestos claims paid[1]	104.6	—	(104.6)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	108.9	—	108.9	—	—	108.9
AICF claims-handling costs incurred (paid)	1.0	—	(1.0)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.7)	—	(1.7)	—	—	(1.7)
Change in actuarial estimate	(133.8)	5.7	—	—	(128.1)	—	—	(128.1)
Change in claims handling cost estimate	0.1	—	—	—	0.1	—	—	0.1
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	38.4	—	38.4
Insurance recoveries	—	(7.6)	7.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(25.8)	0.8	(25.0)
Other movements	—	—	3.2	(1.1)	2.1	0.3	—	2.4
Effect of foreign exchange	131.3	(5.8)	(11.9)	1.2	114.8	(43.1)	(2.7)	69.0
Closing Balance - 31 March 2020	$(986.4)	$43.5	$58.0	$(2.0)	$(886.9)	$319.1	$23.4	$(544.4)

____________

1	Claims paid of US$104.6 million reflects A$153.3 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

2
The payment received in accordance with AFFA of US$108.9 million reflects the US dollar equivalent of the A$156.7 million payment, translated at the exchange rate set five days before the day of payment.

AICF Funding
During the fiscal year ending 31 March 2021, the Company anticipates that it will contribute approximately US$153.3 million to AICF. This amount represents 35% of the Company's free cash flow which is equivalent to operating cash flows of US$451.2 million less an adjustment of US$13.2 million, resulting in free cash flow of US$438.0 million for fiscal year 2020, as defined by the AFFA.
During the fiscal years ended 31 March 2020, 2019 and 2018, the Company contributed US$108.9 million (A$156.7 million), US$103.0 million (A$138.4 million) and US$102.2 million (A$135.1 million), respectively, to AICF.
Restricted Short-Term Investments
In July 2019, AICF invested A$110.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2020, A$75.0 million of these time deposits matured and were reclassified to Restricted cash - Asbestos on the consolidated balance sheet as of 31 March 2020. The remaining time deposits of A$35.0 million (US$21.6 million, based on the exchange rate at 31 March 2020) are classified as available-for-sale investments and reflected within Restricted short-term investments - Asbestos on the consolidated balance sheet.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The remaining time deposits bear a fixed interest rate and have a maturity as follows:

Maturity Date	Interest Rate	A$ Millions
30 April 2020	1.70%	20.0
1 June 2020	1.70%	15.0

In July 2018, AICF invested A$120.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2019, A$95.0 million of these time deposits matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheet. During the fiscal year ended 31 March 2020, the remaining time deposits of A$25.0 million matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheets.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$197.7 million, based on the exchange rate at 31 March 2020). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2020 and 2019, AICF had no amounts outstanding under the AICF Loan Facility.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

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
14.  Derivative Instruments
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could impact the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
For the fiscal years ended 31 March 2020, 2019 and 2018, the unrealized and realized gains and losses recorded on interest rate swap contracts are immaterial and are included in Other (expense) income.
At 31 March 2020, the weighted average fixed interest rate of these contracts is 2.3% and the weighted average remaining life is 0.3 years. At 31 March 2020 and 2019, these contracts have a fair value of a US$0.1 million payable and a US$0.3 million receivable, respectively.
The notional amount of interest rate swap contracts was US$25.0 million and US$75.0 million as of 31 March 2020 and 2019, respectively, and represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists.
15.  Commitments and Contingencies
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

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
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the New Zealand subsidiaries’ products were inherently defective and that the Company and its subsidiaries breached duties including failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems. Two of these claims are against two New Zealand subsidiaries as sole defendants but in two claims, three non-New Zealand Subsidiaries and the Company are named as defendants along with the two New Zealand subsidiaries and a direct New Zealand holding company.
The Company recognizes a liability for asserted and unasserted New Zealand weathertightness claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme and extent to which the co-defendants and the Company and its subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.
To the extent that it is probable and estimable, the estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from historical claims experience, the Company's assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability is different to the estimates, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2020.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

16.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income before income taxes:
Domestic	$209.6	$196.4	$155.1
Foreign	78.4	104.2	19.2
Income before income taxes:	$288.0	$300.6	$174.3
Income tax expense:
Current:
Domestic	$(31.1)	$(26.6)	$(14.8)
Foreign	39.8	(6.5)	(69.4)
Current income tax benefit (expense)	8.7	(33.1)	(84.2)
Deferred:
Domestic	(4.5)	(1.3)	(1.8)
Foreign	(50.7)	(37.4)	57.8
Deferred income tax (expense) benefit	(55.2)	(38.7)	56.0
Total income tax expense	$(46.5)	$(71.8)	$(28.2)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income tax expense computed at the statutory tax rates	$(38.7)	$(48.9)	$(24.6)
US state income taxes, net of the federal benefit	(5.7)	(3.1)	(4.3)
Asbestos - effect of foreign exchange	20.9	14.9	(1.8)
Expenses not deductible	(7.4)	(4.9)	(4.7)
US manufacturing deduction	—	—	2.5
Foreign taxes on domestic income	(43.5)	(34.5)	(34.2)
Amortization of intangibles	—	—	12.4
Taxes on foreign income	2.7	4.5	(3.0)
Net deferred tax liability revaluation	(1.8)	0.2	27.7
US net operating loss carryback	25.5	—	—
Other items	1.5	—	1.8
Total income tax expense	$(46.5)	$(71.8)	$(28.2)
Effective tax rate	16.1%	23.9%	16.2%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Deferred tax assets:
Intangible assets	$1,126.4	$1,209.8
Asbestos liability	319.1	349.3
Other provisions and accruals	54.1	55.6
Net operating loss carryforwards	41.3	69.9
Foreign and research tax credit carryforwards	114.2	115.5
Total deferred tax assets	1,655.1	1,800.1
Valuation allowance	(262.9)	(267.6)
Total deferred tax assets net of valuation allowance	1,392.2	1,532.5
Deferred tax liabilities:
Depreciable and amortizable assets	(117.5)	(132.2)
Other	(48.1)	(38.5)
Total deferred tax liabilities	(165.6)	(170.7)
Total deferred taxes, net	$1,226.6	$1,361.8

Deferred income taxes include net operating loss carry-forwards. At 31 March 2020, the Company had tax loss carry-forwards in Australia, Europe and the US of approximately US$41.3 million, that are available to offset future taxable income in the respective jurisdiction.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2020, the Company had a valuation allowance of approximately US$2.3 million against a portion of the European net operating loss carry-forwards in respect of which realization is not more likely than not.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2020, the Company recognized a tax deduction of US$86.2 million (A$126.4 million) for the current year relating to total contributions to AICF of US$468.0 million (A$632.0 million) incurred in tax years 2016 through 2020.
At 31 March 2020, the Company had foreign tax credit carry-forwards of US$112.4 million and research credits of US$1.8 million that are available to offset future taxes payable. At 31 March 2020, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2020. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.
At 31 March 2020, the Company had income taxes payable of US$30.2 million, prepaid or refundable income taxes of US$85.5 million and total income tax and withholding tax paid, net of refunds received, during the fiscal year ended 31 March 2020 of US$52.5 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2019 and 2020 to the prior five tax years. The Company has previously valued its NOLs at the US federal corporate income tax rate of 21%. However, the provisions of the CARES Act provide for NOL carryback claims to be calculated based on a rate of 35%, which was the US federal corporate tax rate in effect in the carryback years. The Company intends to utilize these carryback provisions to obtain an estimated refund of US$87.6 million. During the quarter ended 31 March 2020 the Company recorded current taxes receivable of US$84.7 million, a reduction of US$2.9 million in non-current taxes payable associated with the deferred deemed repatriation tax and an income tax benefit of US$25.5 million resulting from tax losses being utilized at the higher US federal corporate tax rate applying in the carryback years. The impact of the CARES Act on the Company’s future earnings is currently uncertain and no adjustments have been made to other deferred tax assets.
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
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. The Company is no longer subject to examinations in Ireland and Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2017.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current and prior year	—	—
Balance at 31 March 2018	$0.7	$—
Additions for tax positions of the current year	0.1	0.1
Reductions applicable to lapse of statute of limitations	(0.2)	—
Balance at 31 March 2019	$0.6	$0.1
Additions for tax positions of the prior years	0.1	—
Balance at 31 March 2020	$0.7	$0.1

At 31 March 2020, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate is US$0.7 million and US$0.1 million, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the fiscal years ended 31 March 2020, 2019 and 2018, expense of nil, US$0.1 million and nil, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.
Several years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

17.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Liability Awards Expense (Income)	$2.8	$(0.6)	$5.6
Equity Awards Expense	10.3	12.5	11.1
Total stock-based compensation expense	$13.1	$11.9	$16.7

As of 31 March 2020, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$9.7 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
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
Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. Outstanding restricted stock units generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant.
Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2020, there were 520,632 restricted stock units outstanding under this plan.
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
As of 31 March 2020, the Company had granted 14,347,871 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2020, there were 2,641,805 restricted stock units outstanding under the LTIP.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2020, 2019 and 2018:

Shares Available for Grant
Balance at 31 March 2018	25,458,910
Granted	(1,714,094)
Balance at 31 March 2019	23,744,816
Granted	(800,437)
Balance at 31 March 2020	22,944,379

Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2018	4,137,592	14.63
Granted	1,714,094	14.12
Vested	(745,787)	15.53
Forfeited	(844,391)	13.71
Non-vested at 31 March 2019	4,261,508	14.47
Granted	800,437	18.08
Vested	(874,835)	16.21
Forfeited	(1,024,673)	15.21
Non-vested at 31 March 2020	3,162,437	14.64

Restricted Stock Units – service vesting
During fiscal year 2020 and 2019, 24,006 and 617,793 restricted stock units (service vesting) were granted to employees under the 2001 Plan, respectively. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2020 and 2019, 304,591 and 242,964 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued, respectively.
Restricted Stock Units – performance vesting
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted to senior executives and managers of the Company 273,258 units and 383,182 units, respectively. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2020, after exercise of negative discretion by the Board, 207,271 restricted stock units (performance vesting) that were granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the underlying common stock was issued. The remaining 169,816 unvested restricted stock units from this grant were cancelled.
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
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted restricted stock units (market condition) to senior executives and managers of the Company during fiscal years 2020 and 2019. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting. The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the fiscal years ended 31 March 2020 and 2019, respectively:

Vesting Condition:	Market	Market	Market	Market	Market
	FY20	FY20	FY20	FY19	FY19
Date of grant[1]	25 Feb 2020	20 Sep 2019	9 Aug 2019	6 Sep 2018	17 Aug 2018
Dividend yield (per annum)	2.9%	3.1%	3.1%	3.0%	3.0%
Expected volatility	26.6%	26.6%	27.8%	26.8%	28.1%
Risk free interest rate	1.2%	1.6%	1.6%	2.7%	2.7%
Expected life in years	2.5	2.9	2.0	2.9	3.0
JHX stock price at grant date (A$)	29.54	24.69	21.68	20.87	22.00
Number of restricted stock units	6,676	477,979	18,518	49,381	663,738

____________

1	The Company determines the grant date of an award on the date a mutual understanding of the key terms and conditions of the award are established between the Company and the award recipient.
During fiscal year 2020, 362,973 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2019, 218,473 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.
Scorecard LTI – cash settled units
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted scorecard LTI cash settled units of 791,217 and 1,178,109, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

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
In fiscal year 2020, 129,549 of the 458,484 Scorecard LTI units that were previously granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2017-19 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
In fiscal year 2019, 153,667 of the 456,995 Scorecard LTI units that were previously granted in fiscal year 2016 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2016-18 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
18.  Capital Management and Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2020, 2019 and 2018:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend [1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
[1] Includes US$2.8 million of withholding taxes paid on 10 January 2020

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

19.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the newly acquired Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1
Asia Pacific Fiber Cement	418.4	446.8	425.4
Europe Building Products	371.4	368.3	36.3
Other Businesses	0.6	14.6	14.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement[1]	$429.3	$382.5	$381.9
Asia Pacific Fiber Cement[1]	58.5	99.8	108.1
Europe Building Products[1,8]	11.2	10.0	0.3
Other Businesses	—	(30.9)	(8.6)
Research and Development[1]	(27.0)	(29.0)	(27.8)
Segments total	472.0	432.4	453.9
General Corporate[2,7]	(129.5)	(80.8)	(224.7)
Total operating income	342.5	351.6	229.2
Net interest expense[3]	(54.4)	(50.1)	(29.5)
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Worldwide total	$288.0	$300.6	$174.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$88.7	$80.2	$72.5
Asia Pacific Fiber Cement	12.7	12.8	12.6
Europe Building Products	25.6	18.7	0.1
Other Businesses	0.2	2.3	2.1
General Corporate	3.2	4.3	3.3
Research and Development	1.1	1.1	1.4
Total	$131.5	$119.4	$92.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2020	2019
North America Fiber Cement	$1,320.0	$1,280.2
Asia Pacific Fiber Cement	314.3	328.8
Europe Building Products	748.5	717.7
Other Businesses[4]	—	10.9
Research and Development	8.6	8.1
Segments total	2,391.4	2,345.7
General Corporate [4,5,6]	1,636.9	1,686.9
Worldwide total	$4,028.3	$4,032.6

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America[10]	$1,817.0	$1,691.5	$1,592.8
Australia	290.4	315.1	301.1
Germany	135.7	137.1	2.1
New Zealand	72.2	79.1	76.8
Other Countries[9]	291.5	283.8	81.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

		Total Identifiable Assets 31 March
(Millions of US dollars)		2020	2019
North America[10]		$1,324.8	$1,294.6
Australia		220.0	235.4
Germany		519.3	512.3
New Zealand		32.4	39.2
Other Countries[9]		294.9	264.2
Segments total		2,391.4	2,345.7
General Corporate[5,6]		1,636.9	1,686.9
Worldwide total		$4,028.3	$4,032.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$5.3	$6.5	$6.1
Asia Pacific Fiber Cement	1.8	2.1	1.8
Europe Building Products	1.7	2.6	—
Research and Development[a]	24.0	26.7	25.4
	$32.8	$37.9	$33.3
a The Research and Development segment also included Selling, general and administrative expenses of US$3.0 million, US$2.3 million and US$2.4 million in fiscal years 2020, 2019 and 2018, respectively.

2
The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Asbestos adjustments	$(58.2)	$(22.0)	$(156.4)
AICF SG&A expenses	(1.7)	(1.5)	(1.9)
Gain on sale of Fontana building	—	—	3.4
Fermacell acquisition costs	—	—	10.0

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest income of US$1.4 million, US$2.0 million and US$1.9 million in fiscal years 2020, 2019 and 2018, respectively.

4
Assets held for sale at 31 March 2020 and 2019 are US$0.4 million in General Corporate costs and US$5.8 million in the Other Businesses segment, respectively. During the fiscal year ended 31 March 2020, US$5.4 million of assets previously classified as held for sale in the Other Businesses segment were disposed.

5	Included in General Corporate costs are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes.

6	Asbestos-related assets at 31 March 2020 and 2019 are US$443.9 million and US$486.8 million, respectively, and are included in the General Corporate costs.

7	Included in the General Corporate costs are New Zealand weathertightness legal costs of US$1.9 million, US$3.3 million and nil for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.

8
Included in the Europe Building Products segment are Fermacell integration costs of US$13.7 million for the fiscal year ended 31 March 2020. Included in the Europe Building Products segment are Fermacell transaction and integration costs of US$21.8 million and the amortization of the inventory fair value adjustment of US$7.3 million for the fiscal year ended 31 March 2019.

9	Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.

10	The amounts disclosed for North America are substantially all related to the USA.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4
[1] Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 8 for further details.
[2] Refer to Note 9 for further details.
[3] The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
[4] The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.

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
The Company has one customer who contributes greater than 10% of net sales in each of the past three fiscal years. This customer’s accounts receivable represented 6.0% and 8.5% of the Company’s accounts receivable at 31 March 2020 and 2019, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2020		2019		2018
Customer A	$306.0	12.0%	$260.5	10.4%	$246.9	12.0%

Approximately 34%, 36% and 22% of the Company’s net sales in fiscal year 2020, 2019 and 2018, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

20.  Accumulated Other Comprehensive Gain (Loss)
Accumulated other comprehensive gain (loss) is comprised of the following at 31 March 2020:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2019	$0.2	$—	$(30.5)	$(30.3)
Other comprehensive gain (loss)	—	0.8	(32.6)	(31.8)
Balance at 31 March 2020	$0.2	$0.8	$(63.1)	$(62.1)

21. Employee Benefit Plan
In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee's contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company made matching contributions of US$11.1 million, US$10.6 million and US$10.4 million, respectively.

James Hardie 2020 Annual Report on Form 20-F	147

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

US$ Millions
Description of Service	FY20	FY19	FY18
Audit fees[1]	$5.7	$5.7	$4.3
Audit-related fees[2]	—	—	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________

1
Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2
Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2020, 2019 and 2018.

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

James Hardie 2020 Annual Report on Form 20-F	148

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
Risks Related to Our Business

The recent outbreak of COVID-19 may adversely impact on our business, sales, results of operations and financial condition.

Our operations expose us to risks associated with pandemics and other public health emergencies, such as the recent outbreak of COVID-19. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. The outbreak has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including “shelter in place” and “stay at home” orders, travel restrictions, business and school closures, and other measures.

We operate facilities around the world that are being affected by this pandemic. In the U.S., we are a company operating in a critical infrastructure industry and we currently continue to operate across our North America footprint. In Europe and Asia Pacific, however, governmental measures to slow and limit the spread of COVID-19 have resulted in the temporary closure of certain of our facilities and as of the date of this Annual Report, our facility in the Philippines remains closed. Notwithstanding our level of continued operations, COVID-19 could negatively impact on our future manufacturing operations, including additional facility closures, as well as adversely effect our supply chain and transportation networks. Our business is also dependent on the continued health and productivity of our employees throughout this crisis and we have incurred and will continue to incur additional costs to ensure we abide by all applicable health and safety regulations at each location that we operate.

In addition, COVID-19 has adversely affected and may continue to adversely affect global economic activity. Our business may be negatively impacted if the disruptions related to COVID-19 decrease new home building and remodeling activity, precipitate a prolonged economic downturn and/or lead to an extended rise in unemployment, any of which could lower demand for our products. The inherent uncertainty surrounding COVID-19 makes it more challenging for our management to estimate the future performance of our business and the economic impact of the COVID-19 pandemic, including but not limited to, possible impact on estimates related to the valuation of goodwill, intangibles, long-lived assets, accounts receivable, and inventory. Accordingly, future developments in the COVID-19 pandemic may materially impact our business and current estimates. The impact of COVID-19 could also have the effect of heightening certain of the other risks described in the “Risk Factors” section of this Annual Report. Individually and collectively, the consequences of the COVID-19 outbreak could have a material adverse effect on our business, sales, results of operations and financial condition.
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

James Hardie 2020 Annual Report on Form 20-F	149

control, including general economic conditions, the availability of financing, regulatory changes, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.
Any slowdown in the markets we serve would likely result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices, restricted covenants, heightened regulation and increased foreclosures, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
The effects of the COVID-19 pandemic, including actions taken by businesses and governments, have resulted in a significant and swift reduction in international and U.S. economic activity. This has had, and is reasonably likely to continue to have, a significant adverse impact on the demand for our products, which is likely to continue to have an adverse impact on our financial condition, results of operations and cash flows. The extent to which our operating and financial results are affected by COVID-19 will depend on various factors and consequences beyond our control, such as the duration and scope of the pandemic, additional actions by businesses and governments in response to the pandemic and the speed and effectiveness of responses to combat the virus.
Substantial and increasing competition in the building products industry would likely materially adversely affect our business.
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
Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors would likely have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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

James Hardie 2020 Annual Report on Form 20-F	150

As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described elsewhere in this Annual Report. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all or that such additional capacities will operate at their expected utilization rate. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate, and investors should not place undue reliance upon them.
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
Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and have an adverse effect on our business operations. All of these factors could result in increased costs or decreased revenues and could have an adverse effect on our product sales, business, financial condition and/or results of operations.

James Hardie 2020 Annual Report on Form 20-F	151

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.
Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 34%, 36% and 22% of our net sales in fiscal years 2020, 2019 and 2018, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. We had no material foreign exchange contracts outstanding at 31 March 2020. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
Losses and expenses relating to ongoing New Zealand product liability litigation could have a material adverse effect on our business.

Since 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) have been and continue to be involved in a number of construction defect and/or product liability claims in New Zealand that relate to weathertightness claims in residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems supplied by our New Zealand subsidiaries and breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems.
We recognize a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim (for which we could be subject to joint and several liability), the availability of claimant compensation under a government compensation scheme, the extent of any contributory negligence on the part of the claimants and the extent to which we have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

James Hardie 2020 Annual Report on Form 20-F	152

The provision for New Zealand weathertightness claims and any estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If our assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability varies from our estimates, then the actual amount of losses incurred may be materially higher or lower than the Company's estimates. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.
We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2020, we have accrued US$42.4 million for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 12 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
Many jurisdictions where we operate, including the United States, Australia and New Zealand, have recently adopted regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as imposing additional training, exposure monitoring and recordkeeping requirements. It is possible that these regulations could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.
The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, certain regulated materials, greenhouse

James Hardie 2020 Annual Report on Form 20-F	153

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
Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2020, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$1,176 per ton, a decrease of 14% compared to fiscal year 2019. Prices for cement market costs also increased compared to fiscal year 2019.
Gypsum, paper, water and cement are the principal raw materials used in the production of fiber gypsum, and the availability and cost of such raw materials are critical to our operations. Our fiber gypsum business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated.
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
The continued development of builder and consumer preference for our fiber cement and fiber gypsum products over competitive products is critical to sustaining and expanding demand for our products. Therefore, a failure to maintain and increase builder and consumer acceptance of our fiber cement and fiber gypsum products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.
We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our businesses.
We have one customer who contributed greater than 10% of our net sales in each of the past three fiscal years. This customer’s accounts receivable represented 6.0% and 8.5% of our trade accounts receivable at 31 March 2020 and 2019, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	154

Our ability to sell our products in certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.
Most countries, states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time and any such changes may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.
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

James Hardie 2020 Annual Report on Form 20-F	155

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

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.
We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Over the next several years, we expect to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These upgrade activities subject us to inherent risks associated with replacing and upgrading systems, including the costs, delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems.
Additionally, despite the significant investments we have made to maintain our information systems and the security measures we have in place, our systems and facilities, as well as those of third parties with which we do business, may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Due to the COVID-19 outbreak, some of our employees are temporarily working remotely, which may pose additional data security risks. Although we strive to have appropriate security controls in place, prevention of security breaches cannot be assured. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, damage to our reputation, risk of litigation, disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

James Hardie 2020 Annual Report on Form 20-F	156

Privacy and data security concerns and regulation could result in additional costs and liabilities.
As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including those set forth in the European Union’s General Data Protection Regulation (“GDPR”) and the California Consumer Privacy Act ("CCPA"). The GDPR became effective in May 2018 and provides substantial regulation for the handling, processing and transfer of personal data and imposes substantial penalties for non-compliance. The CCPA, which took effect on 1 January 2020, gives California consumers certain rights similar to those provided by the GDPR.
Regulations and initiatives such as the GDPR and CCPA place limitations on how companies can use customer data and impose obligations on companies in their management of such data, which ultimately increases compliance complexity and related costs. Our efforts to comply with GDPR, the CCPA and other privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could incur costs, penalties or litigation related to violation of existing or future data privacy laws and regulations.
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
The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report from management on their assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal controls over financial reporting. As of 31 March 2020, management concluded that our internal controls over financial reporting are effective, and our independent registered public accounting firm issued an unqualified opinion on our internal controls over financial reporting. However, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can only provide

James Hardie 2020 Annual Report on Form 20-F	157

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
We completed the acquisition of Fermacell in fiscal year 2019 and we may acquire other businesses in the future, which are intended to complement or expand our business. The successful integration of future acquisitions depends on our ability to manage the operations and personnel of the acquired businesses. Integrating operations is complex and requires significant efforts and expenses on the part of both us and the acquired company. Potential difficulties we may encounter as part of the integration process include the following:

•	employees may voluntarily or involuntarily exit the Company because of the acquisitions;

•	our management team may have its attention diverted while trying to integrate the acquired businesses;

•	we may encounter obstacles when incorporating the acquired operations into our operations and management and in achieving intended levels of manufacturing quality;

•	differences in business backgrounds, corporate cultures and management philosophies;

James Hardie 2020 Annual Report on Form 20-F	158

•
the ability to integrate or create and enforce uniform standards, controls, procedures, policies and information systems, including without limitation, technological, accounting and record keeping systems;

•
potential unknown liabilities or contingencies and unforeseen increased expenses or delays associated with the acquisition, specifically with respect to licensors, customers, employees, suppliers, government authorities or other parties, including without limitation, exposure to liabilities with respect to environmental and sanctions laws;

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

The United Kingdom’s exit from the European Union will continue to have uncertain effects and could adversely impact our business, results of operations and financial condition.
The United Kingdom withdrew from the European Union effective as of 31 January 2020, and is now in a period of transition until the end of 2020. The transition period maintains all existing trading arrangements. During the transition period, the United Kingdom and European Union will negotiate future trading arrangements. There is considerable uncertainty around Brexit and market volatility may continue. The effects of Brexit on the economies of the European Union are also unknown and unpredictable. If a treaty governing movement of goods between the United Kingdom into the European Union is not negotiated, we could incur additional costs and otherwise experience disruptions in our cross-border business. Any of these disruptions could have a material adverse effect on our business, financial condition, and results of operations.
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

James Hardie 2020 Annual Report on Form 20-F	159

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
At 31 March 2020, we had approximately US$1.4 billion aggregate principal amount of unsecured debt outstanding, which includes US$130.0 million under the unsecured revolving credit facility, US$400.0 million aggregate principal amount of 4.750% senior unsecured notes due 2025 and US$400.0 million aggregate principal amount of 5.000% senior unsecured notes due 2028, €400.0 million (US$440.7 million based on the exchange rate at 31 March 2020) aggregate principal amount of 3.625% senior unsecured notes due 2026 and no secured debt outstanding. We also had approximately US$365.4 million of availability under our unsecured revolving credit facility at 31 March 2020.

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

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

James Hardie 2020 Annual Report on Form 20-F	160

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
In addition, it is anticipated that LIBOR will be replaced as a benchmark rate in December 2021, which could increase the cost of interest rate swaps, our revolving credit facility or other facilities and instruments that use LIBOR as a reference rate. While regulators have suggested substitute rates, including the Secured Overnight Financing Rate, the impact of the discontinuance of LIBOR, if it occurs, will be contract-specific.
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
We have recorded a gross asbestos liability of US$986.4 million in our consolidated financial statements as of 31 March 2020, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$544.4 million at 31 March 2020. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the

James Hardie 2020 Annual Report on Form 20-F	161

date of this Annual Report, we have contributed A$1,350.1 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.
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

James Hardie 2020 Annual Report on Form 20-F	162

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
In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2020, 2019 and 2018, we recorded a favorable adjustment of US$69.0 million, a favorable adjustment of US$49.5 million and an unfavorable adjustment of US$5.3 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.
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

James Hardie 2020 Annual Report on Form 20-F	163

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
Drawings under the AICF Loan Facility, as described in Note 13 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the AICF Loan Facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the AICF Loan Facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the facility will remain in place for its intended term.
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

James Hardie 2020 Annual Report on Form 20-F	164

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

James Hardie 2020 Annual Report on Form 20-F	165

Risks Related to Taxation
We are subject to risks related to taxation in multiple jurisdictions.
We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.
The Tax Cuts and Jobs Act (“TCJ Act”) enacted in December 2017 resulted in significant changes in the US corporate income tax system. These changes include, but are not limited to, a federal statutory rate reduction from 35% to 21%, certain changes to depreciation rules, the elimination or reduction of certain US deductions and credits and limitations on the deductibility of interest and executive compensation. The TCJ Act also includes US tax base erosion provisions, the global intangible low-taxed income provisions and the base-erosion and anti-abuse tax provisions. The TCJ Act makes broad and complex changes to the US tax code and the overall impact of these changes on the Company’s future earnings is subject to the regulatory guidance or clarifications that may be issued in the future which may materially increase our effective income tax rate and could materially adversely affect our financial position, liquidity, results of operations and cash flows.
Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new interpretations are issued or applied. Due to the nature of our historic and current operations, we are exposed to potential tax risks in a number of jurisdictions, including, without limitation, Ireland, the United States, Australia, New Zealand, the Netherlands and various parts of Europe. For example, many countries, including Ireland and the Netherlands, have made or are actively considering making changes to existing tax laws and treaties, which could alter or increase our tax obligations, could materially affect our business, financial condition or results of operations and could potentially have a material adverse impact on holders of our securities.
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

James Hardie 2020 Annual Report on Form 20-F	166

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
Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2017 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2020 Annual Report on Form 20-F	167

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
New Zealand Weathertightness Claims
Our New Zealand subsidiaries, and in one set of proceedings a number of other group companies including JHI plc, are currently defendants in a number of construction defect and/or product liability claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems supplied by our New Zealand subsidiaries, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems.
We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of a reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim (for which we could be subject to joint and several liability), the availability of claimant compensation under a government compensation scheme, the extent of any contributory negligence on the part of the claimants and the extent to which we have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

James Hardie 2020 Annual Report on Form 20-F	168

Any estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued.
For further information, see Note 15 to our consolidated financial statements in Section 2.
Environmental
Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists, and the amount can be reasonably estimated.

James Hardie 2020 Annual Report on Form 20-F	169

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2020, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2020.
The effectiveness of our internal control over financial reporting as of 31 March 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2020 Annual Report on Form 20-F	170

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control Over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended 31 March 2020, and the related notes and our report dated 19 May 2020 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young LLP
Irvine, California
19 May 2020

James Hardie 2020 Annual Report on Form 20-F	171

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2020	2019	2018
Fiber Cement United States and Canada	2,563	2,592	2,659
Europe Building Products[1]	972	994	80
Fiber Cement Australia	597	603	539
Fiber Cement New Zealand	180	186	170
Fiber Cement Philippines	340	304	261
Other Businesses – United States[2]	—	19	35
Research & Development, including Technology	156	159	156
General Corporate	61	59	60
Total Employees	4,869	4,916	3,960
____________

1
On 3 April 2018, we completed the Fermacell acquisition. As such, the total number of employees for the fiscal year ended 31 March 2019 for Europe Building Products represent the actual number of people employed for the fiscal year ended 31 March 2019 and not the average number of people employed.

2
Other Businesses is comprised of our former fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we shut down the fiberglass windows business and closed the windows assembly business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.

As of the end of 31 March 2020, of the 4,869 average number of people employed, approximately 791 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 624, 78 and 89 employees in Europe, Australia and New Zealand, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia and New Zealand, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe, Australia and New Zealand, may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
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

James Hardie 2020 Annual Report on Form 20-F	172

are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
Trading Markets
Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange
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

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

James Hardie 2020 Annual Report on Form 20-F	173

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;

•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;

•	expenses for cable, telex and fax transmissions and delivery services;

•	expenses incurred for converting foreign currency into US dollars;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and

•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.
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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$35,459 in reimbursements of this type in calendar year 2020); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

James Hardie 2020 Annual Report on Form 20-F	174

CONSTITUTION
General
Our corporate domicile is in Ireland and our registered office is located at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. The following is a summary of the key provisions contained in our current Constitution, which was adopted by shareholders at our 2019 Annual General Meeting.
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

James Hardie 2020 Annual Report on Form 20-F	175

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

Power to vote on compensation
The maximum aggregate ordinary remuneration of the non-executive directors is US$3,800,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

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
Our Articles of Association grant these authorizations to the Board. The authorization described in paragraph (a) above, will expire (unless renewed) on 7 August 2024. The authorization described in paragraph (b)

James Hardie 2020 Annual Report on Form 20-F	176

above, will expire (unless renewed) on 14 August 2020. Shareholders will be asked at the 2020 Annual General Meeting to renew the authorization described in paragraph (b) above, with effect from the expiration of the current authorization and for a period of one year from the date of the passing of such resolution.
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

James Hardie 2020 Annual Report on Form 20-F	177

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

James Hardie 2020 Annual Report on Form 20-F	178

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

James Hardie 2020 Annual Report on Form 20-F	179

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

James Hardie 2020 Annual Report on Form 20-F	180

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

James Hardie 2020 Annual Report on Form 20-F	181

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
MATERIAL CONTRACTS
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Revolving Credit Facility, the indentures governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
EXCHANGE CONTROLS
The European Commission has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do

James Hardie 2020 Annual Report on Form 20-F	182

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

James Hardie 2020 Annual Report on Form 20-F	183

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

James Hardie 2020 Annual Report on Form 20-F	184

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

James Hardie 2020 Annual Report on Form 20-F	185

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
US Information Reporting and Backup Withholding
Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 24%. Backup withholding will not apply to a shareholder

James Hardie 2020 Annual Report on Form 20-F	186

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
Irish Dividend Withholding Tax
Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at a standard rate of income tax (which, from 1 January 2020 is 25% and prior to this was 20%) unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
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

James Hardie 2020 Annual Report on Form 20-F	187

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

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at an income tax rate of 25% unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.
Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.
Shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 25% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.
Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 25%.
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

James Hardie 2020 Annual Report on Form 20-F	188

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

James Hardie 2020 Annual Report on Form 20-F	189

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
Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and

•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2020 Annual Report on Form 20-F	190

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our AFFA liability and our Euro denominated long-term debt and commodity price risk relative to changes in prices of commodities we use in production.
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
For our fiscal year ended 31 March 2020, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.4%	11.1%	14.2%	2.8%	5.5%
Expenses[2]	63.4%	12.6%	16.3%	3.1%	4.6%
Liabilities (excluding borrowings)[2]	21.0%	64.2%	12.0%	2.0%	0.8%
For our fiscal year ended 31 March 2019, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	63.9%	12.6%	14.6%	3.2%	5.7%
Expenses[2]	63.4%	12.2%	16.6%	3.3%	4.5%
Liabilities (excluding borrowings)[2]	17.6%	69.5%	11.1%	0.9%	0.9%
____________

1	Comprised of Philippine pesos and Canadian dollars.

2
Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 13 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange

James Hardie 2020 Annual Report on Form 20-F	191

contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2020 and 2019, we had foreign currency forward contracts of nil.
For further information, see Note 14 to our consolidated financial statements in Section 2.
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 0.7096 as of 31 March 2019 to 0.6177 as of 31 March 2020, a 13% movement, resulting in a US$69.0 million favorable impact on our fiscal year 2020 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$881.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2020 exchange rate of 0.6177) would have approximately a US$54.4 million favorable or unfavorable impact on our net income.
For fiscal year 2019, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$857.2 million and that we did not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2019 exchange rate of 0.7096) would have had approximately a US$55.3 million favorable or US$67.6 million unfavorable impact, respectively, on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facilities. As of 31 March 2020 and 2019, our revolving credit facilities were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period or interest period in the case of a continuation of a loan. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.
From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2020, we had one interest rate swap contract with a total notional principal of US$25.0 million and a fair value of US$0.1 million, which is included in Accounts payable and accrued liabilities. At 31 March 2019, we had interest rate swap contracts with a total notional principal of US$75.0 million and a fair value of US$0.3 million, which was included in Accounts and other receivables. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.
At 31 March 2020 and 31 March 2019, we had US$130.0 million and US$150.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

James Hardie 2020 Annual Report on Form 20-F	192

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
We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2020 would have resulted in +/- US$31.8 million or 1.9% impact on our cost of sales for fiscal year 2020.
For fiscal year 2019, we assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2019 would have resulted in +/- US$34.2 million or 2.0% impact on our cost of sales for fiscal year 2019.

James Hardie 2020 Annual Report on Form 20-F	193

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2020, JHI plc had 443,144,740 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 22,337 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2020, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2020 and 2019:

Geographic Region	31 March 2020	31 March 2019
Australia	61.38%	62.79%
United States	14.65%	18.12%
United Kingdom	4.50%	3.92%
Europe (excluding the United Kingdom)	6.27%	5.39%
Asia	5.08%	2.94%
Other	8.12%	6.84%
As of 30 April 2020, 0.15% of the outstanding shares of our common stock was held by 112 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2020, 1.09% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.24% of our outstanding capital stock was registered to 115 US holders as of 30 April 2020.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2020:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	14,980	5,617,984	1.27	-	-
1,001-5,000	6,067	13,003,542	2.93	-	-
5,001-10,000	767	5,443,566	1.23	-	-
10,001-100,000	461	10,079,476	2.27	-	-
100,001 and over	62	409,000,172	92.30	-	-
Totals	22,337	443,144,740	100.00	-	-

James Hardie 2020 Annual Report on Form 20-F	194

Based on the closing price of A$22.42 on 30 April 2020, there were 352 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
The following table identifies those CUFS holders who beneficially owned 3% or more of our ordinary shares at 30 April 2020, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, the SEC or the ASX, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2020, which was 443,144,740 shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
BlackRock, Inc[1]	28,362,694	6.40%
AustralianSuper Pty Ltd[2]	26,555,806	5.99%
Commonwealth Bank of Australia[3]	26,544,061	5.99%
The Vanguard Group, Inc.[4]	24,438,618	5.51%
OppenheimerFunds, Inc.[5]	23,564,091	5.32%
Challenger Limited[6]	18,918,753	4.27%
Mitsubishi UFJ Financial Group, Inc.[7]	17,015,509	3.84%
UniSuper Limited[8]	16,822,664	3.80%
Schroders plc[9]	14,529,189	3.28%
____________

1
BlackRock, Inc most recently became a substantial shareholder on 16 October 2014, and through subsequent sales and purchases currently holds 28,362,694 shares as of 31 December 2019, as reported on a Schedule 13G filed with the SEC on 5 February 2020.

2
AustralianSuper Pty Ltd became a substantial shareholder on 2 September 2019, and through subsequent sales and purchases currently holds 26,555,806 shares as of 6 April 2020, as reported to the Company on 14 April 2020.

3
Commonwealth Bank of Australia and its affiliates most recently became a substantial shareholder on 15 August 2014, and through subsequent sales and purchases currently holds 26,544,061 shares as of 16 March 2020, as reported to the Company on 17 March 2020.

4
The Vanguard Group, Inc. became a substantial shareholder on 17 August 2018, and through subsequent purchases currently holds 24,438,618 shares as of 31 December 2019, as reported on a Schedule 13G filed with the SEC on 10 February 2020.

5	OppenheimerFunds, Inc., more recently became a substantial shareholder on 30 June 2016, with a current holding of 23,564,091 shares, as reported to the Company on 20 July 2016.

6	Challenger Limited became a substantial shareholder on 23 May 2018, and through subsequent purchases currently holds 18,918,753 shares, as reported to the Company on 23 October 2018.

7
Mitsubishi UFJ Financial Group, Inc. became a substantial shareholder on 2 August 2019, and through subsequent sales and purchases currently holds 17,015,509 shares, as reported to the Company on 17 March 2020.

8	UniSuper Limited became a substantial shareholder on 8 October 2019, with a current holding of 16,822,664 shares, as reported to the Company on 9 October 2019.

9	Schroders plc. became a substantial shareholder on 1 June 2015 with a current holding of 14,529,189 shares, as reported to the Company on 21 December 2015 on Form TR-1.

James Hardie 2020 Annual Report on Form 20-F	195

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2020

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	142,768,508	32.22%	1
J P Morgan Nominees Australia Pty Limited	121,057,329	27.32%	2
Citicorp Nominees Pty Limited	37,545,961	8.47%	3
National Nominees Limited	29,500,845	6.66%	4
BNP Paribas Nominees Pty Ltd	24,178,438	5.46%	5
BNP Paribas Noms Pty Ltd	9,442,750	2.13%	6
Citicorp Nominees Pty Limited	9,233,752	2.08%	7
Australia Foundation Investment Company Limited	4,400,000	0.99%	8
HSBC Custody Nominees (Australia) Limited	3,110,035	0.70%	9
HSBC Custody Nominees (Australia) Limited	2,644,839	0.60%	10
HSBC Custody Nominees (Australia) Limited	1,959,329	0.44%	11
CS Third Nominees Pty Limited	1,657,992	0.37%	12
BNP Paribas Nominees Pty Ltd	1,403,247	0.32%	13
Argo Investments Limited	1,400,000	0.32%	14
Avanteos Investments Limited	1,189,145	0.27%	15
HSBC Custody Nominees (Australia) Limited	1,145,747	0.26%	16
AMP Life Limited	941,439	0.21%	17
Mutual Trust Pty Ltd	830,644	0.19%	18
Netwealth Investments Limited	814,432	0.18%	19
Australian Foundation Investment Company Limited	788,383	0.18%	20
TOTAL	396,012,815	89.37%

James Hardie 2020 Annual Report on Form 20-F	196

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
CHRO	Chief Human Resources Officer
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
OSB	Oriented Strand Board
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2020 Annual Report on Form 20-F	197

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TCJ Act	US Tax Cuts and Jobs Act
TSR	Total Shareholder Return

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

James Hardie 2020 Annual Report on Form 20-F	198

EXHIBIT LIST

Exhibit Number	Exhibit Description
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

James Hardie 2020 Annual Report on Form 20-F	199

Exhibit Number	Exhibit Description
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

2.19	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.20*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
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

James Hardie 2020 Annual Report on Form 20-F	200

Exhibit Number	Exhibit Description
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

James Hardie 2020 Annual Report on Form 20-F	201

Exhibit Number	Exhibit Description
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

James Hardie 2020 Annual Report on Form 20-F	202

Exhibit Number	Exhibit Description
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

8.1*	List of significant subsidiaries of James Hardie Industries plc
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG Actuarial
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

James Hardie 2020 Annual Report on Form 20-F	203

Exhibit Number	Exhibit Description
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2020 Annual Report on Form 20-F	204

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ JACK TRUONG
Jack Truong
Date: 19 May 2020		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 19 May 2020		Chairman