Form 20-F
period 2021-03-31
James Hardie Industries plc
filed 2021-05-18
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2021
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
Europa House, 2nd Floor
Harcourt Centre
Harcourt Street, Dublin 2, D02, WR20, Ireland
(Address of principal executive offices)
Joseph C. Blasko
General Counsel & Company Secretary
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 444,288,874 shares of common stock at 31 March 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒

International Financial Reporting Standards as issued by the International Accounting Standards Board	☐

Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17  ☐  Item 18
If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes ☒ No

2021
ANNUAL REPORT
ON FORM 20-F

James Hardie 2021 Annual Report on Form 20-F	i

James Hardie 2021 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	153-165
Item 4. Information on the Company
A. History and Development of the Company	2-3; 13; 181
B. Business Overview	4-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 105
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	96-103
B. Liquidity and Capital Resources	103-106
C. Research and Development, Patents and Licenses, etc.	8-9
D. Trend Information	106-107
E. Critical Accounting Estimates	92-95
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-26
B. Compensation	27-65
C. Board Practices	19-26; 66-89
D. Employees	170
E. Share Ownership	53-56; 61-65
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	185-186
B. Related Party Transactions	80
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	108-151; 173
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	170-172
B. Plan of Distribution	Not Applicable
C. Markets	170-171
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2021 Annual Report on Form 20-F	iii

PART 1 (continued)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	173
C. Material Contracts	173
D. Exchange Controls	173
E. Taxation	173-181
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	181
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	182-184
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	171-172
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	168-169
Item 16A. Audit Committee Financial Expert	84
Item 16B. Code of Ethics	81-82
Item 16C. Principal Accountant Fees and Services	152
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	66-89
Item 16H. Mine Safety Disclosure	12
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	108-151
Item 19. Exhibits	193-199

James Hardie 2021 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in Europe for fiber gypsum products. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Australia, Europe, New Zealand, the Philippines and Canada.
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
For certain information about the basis of preparing the financial information in this Annual Report as well as an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.
The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “A$” refers to Australian dollars; and the term "EUR" or “€” refers to Euros.

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

James Hardie 2021 Annual Report on Form 20-F	2

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
The address of our registered office in Ireland is Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. The telephone number is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 20, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 2 9638 9205. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants across the United States, Australia and the Philippines. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards in Europe.
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
In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to Asbestos Injuries Compensation Fund ("AICF") for the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are

James Hardie 2021 Annual Report on Form 20-F	3

entitled to appoint three directors, including the Chairman, and the New South Wales (“NSW”) Government is entitled to appoint two directors.
Under the terms of the AFFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for US GAAP purposes, we consider JHI plc to be the primary beneficiary of AICF.
Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 1 to our consolidated financial statements in Section 2.
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2021:

James Hardie 2021 Annual Report on Form 20-F	4

Business Overview
General Overview of Our Business
We are a world leader in the manufacture of fiber cement building materials. Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for external and internal building construction applications in the United States, Australia and the Philippines. We market our fiber cement products and systems under various brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker®, and other brand names such as Aspyre Collection by James Hardie™, Artisan®, Reveal®, Cemplank®, Scyon® and Linea®. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the Fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The Company currently has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Notes 2 and 18 to our consolidated financial statements in Section 2 for a description of our operating segments and a breakdown of our net sales by operating segment and geographic market for each of our last three fiscal years.
Products
We manufacture fiber cement, fiber gypsum and cement bonded boards. Our fiber cement building materials includes a wide-range of products for both external and internal use across a broad range of applications, including external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings. While there are some market specific products, our core fiber cement products, planks and flat panels are sold across all of the markets in which we operate. Our fiber gypsum and cement-bonded boards are used mainly for interior applications such as dry lining walls, walls in timber frame buildings and flooring solutions. In addition, our cement-bonded boards are used in exterior and industrial applications as well as for fire protection.
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
Performance and design advantages:
•Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;
•Competing products do not duplicate fiber cement aesthetics;
•Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;
•The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and
•Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.

James Hardie 2021 Annual Report on Form 20-F	5

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
Significant New Products
In North America, new products released over the last three years include Hydrodefense® HardieBacker® boards, expanded ColorPlus® Technology offering through the Dream CollectionTM and Statement CollectionTM, and higher ventilation VentedPlus® HardieSoffit® boards.
In Asia Pacific, we have extended our product portfolio in both wood look and non-wood look exteriors. Over the last three years, the range of Linea®, Linea® Oblique and Stria® cladding products has been broadened to increase design versatility in line with modern design trends.
In Europe, new fiber cement products released over the past three years include HardieFoamTM, a solution for install of HardieBacker®. In our Fermacell business, new products released over the last three years include AESTUVER® Tx board, a key milestone for our fire protection boards.
Principal Markets for Our Products
Fiber Cement
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry.
Competition in this market comes primarily from substitute products, such as natural wood or OSB, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers and homeowners on our brand and the performance, design and cost advantages of our products.
In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings.
In Australia, competition from imports and two locally based fiber cement manufacturers continues to be strong. Additionally, we have competition from natural and engineered wood, wallboard, masonry and brick products. In New Zealand and the Philippines, competitor fiber cement imports continue as manufacturers look to supplement their primary operating environments with additional markets.

James Hardie 2021 Annual Report on Form 20-F	6

In Europe, our fiber cement building products are used in both residential and commercial building applications in external siding, soffits and internal tile underlayment for walls and floors.
Fiber Gypsum and Cement-Bonded Boards
James Hardie Europe's Fermacell brand products are sold into the residential repair and remodel, commercial and residential new construction markets. Fermacell brand of products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in timber frame construction, commercial dry lining projects and repair and remodel. Cement bonded boards are also used for several fire protection projects including tunnels.
Our key markets for Fermacell brand products in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
Seasonality
We do not have significant seasonality, however our businesses typically follow activity levels in the building and construction industry.
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

James Hardie 2021 Annual Report on Form 20-F	7

Cement
Cement is acquired in bulk from local suppliers. We continue to evaluate options on agreements with suppliers for the purchase of cement that can lock in our cement prices over longer periods of time.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.
Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted and processed in Germany and Spain. Synthetic gypsum is obtained from power plants in Germany, Poland and the Netherlands. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources. In Germany, we have secured long-term contracts for the supply of natural gypsum and we have invested in a natural gypsum mine in Spain.
Recycled Paper

Recycled paper is generally acquired from local suppliers and we currently maintain long-term contracts with our key suppliers.

Sales, Marketing and Distribution
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. In fiscal year 2022, the Company will be launching It's Possible™, a global integrated marketing campaign that seeks to empower homeowners to realize their dream home. The campaign is inclusive of television commercials, programmatic digital, social media, public relations, influencer and dynamic media partnerships, and more.
We offer our customers support through a specialized sales force and customer service infrastructure in North America, Australia, New Zealand, the Philippines and Europe.
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
We maintain dedicated regional sales management teams in our major sales territories who maintain relationships with national and other major accounts. Our various sales forces, which in some instances manage specific product categories, include skilled trades people who provide on-site technical advice and assistance.
In North America, we sell our exterior fiber cement products for repair and remodel and new residential construction through a combination of distributors, dealers and lumber yards. Where sales are to distributors, they then sell these products to dealers or lumber yards. Our interior fiber cement products in North America are typically sold through the large home center retailers and specialist distributors or dealers. Our products are distributed across North America primarily by road and, to a lesser extent, by rail.

James Hardie 2021 Annual Report on Form 20-F	8

In Australia and New Zealand, both new construction and repair and remodel products are sold through a combination of distributors, dealers and lumber yards. In the Philippines, a network of thousands of small to medium size retail outlets sell our fiber cement products to consumers, builders and real estate developers and DIY type stores. The physical distribution of our product in each country is primarily by road, rail or sea transport.

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
Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. With the exception of our current major markets, as well as Japan and certain rural areas in Asia, and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends substantially on our ability to provide alternative construction solutions and for those solutions to be accepted in those markets.
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
We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and unique design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors.
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

James Hardie 2021 Annual Report on Form 20-F	9

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

James Hardie 2021 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2021.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
Fermacell B.V.	Netherlands	Netherlands
Fermacell Schraplau GmbH	Germany	Germany
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie NZ Holdings Limited	New Zealand	New Zealand
James Hardie North America, Inc	United States	United States
James Hardie Philippines Inc	Philippines	Philippines
James Hardie Research Pty Ltd	Australia	Australia
JH Research USA, LLC	United States	United States
James Hardie Spain S.L.U.	Spain	Spain
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2021 Annual Report on Form 20-F	11

Property, Plants and Equipment
We believe we have some of the largest and lowest cost fiber cement manufacturing plants across the United States, Australia and the Philippines, with our plants servicing both domestic and export markets. We also have six manufacturing plants in Europe. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
At 31 March 2021, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased	Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	Owned	666
Peru, Illinois	Owned	560
Plant City, Florida	Owned	600
Pulaski, Virginia	Owned	600
Reno, Nevada	Owned	300
Tacoma, Washington	Owned	500
Waxahachie, Texas	Owned	360
Fontana, California	Owned	250
Prattville, Alabama [2]	Owned	300
Asia Pacific fiber cement
Rosehill, New South Wales, Australia	Owned	180
Carole Park, Queensland, Australia	Owned	260
Cabuyao City, Philippines	Owned	172
Europe fiber gypsum
Münchehof, Germany	Owned	441
Orejo, Spain	Owned	275
Wijchen, the Netherlands	Owned	273
Siglingen, Germany	Owned	154
Other
Calbe, Germany [3]	Owned	41
Schraplau, Germany [3]	Owned	N/A
____________
1The calculated annual nameplate capacity in the United States, Europe and Asia Pacific is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement, fiber gypsum and cement bonded board manufacturing facility nameplate, design and utilization capacities.
2The first sheet machine in Prattville, Alabama was commissioned in Q4 of fiscal year 2021, with nameplate capacity of 300 mmsf. The second sheet machine is expected to be commissioned in July 2021, for a total nameplate capacity in Prattville, Alabama of 600 mmsf at the end of fiscal year 2022.
3     Our Calbe, Germany plant produces cement bonded boards. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available.
We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures” below.

James Hardie 2021 Annual Report on Form 20-F	12

Management has determined that for measuring the annual design capacity of the fiber cement and fiber gypsum network, the calculation should incorporate our expected production based upon our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability, differing production speeds and downtime expectations.

Based on the methodology noted above, for the year ended 31 March 2021 and 2020, we had an annual fiber cement flat sheet design capacity of 4,180 mmsf and 4,330 mmsf in the United States, respectively, and 720 mmsf and 730 mmsf in Asia Pacific, respectively. For the years ended 31 March 2021 and 2020, we had an annual design capacity of 720 mmsf and 790 mmsf, respectively, for our European fiber gypsum plants. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities. Actual utilization is calculated using actual production, which is affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2021, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 83%, 79% and 84% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2020, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 79%, 77% and 90% in the United States, Europe and Asia Pacific, respectively.
Mines
In North America, we lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2022 (with additional options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2024. We also own property in Victorville, California which could be mined for silica. As of 30 April 2021, we have not begun to mine this site and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2021, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
Our Fermacell business has an operating license for a mining facility in Schraplau, Germany, however no active mining is being undertaken, or allowed with respect to the former owner FELS-WERKE GmbH, and the mine is only being used for storage of material. We also have an investment in a natural gypsum mine in Spain.

James Hardie 2021 Annual Report on Form 20-F	13

Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2021	2020	2019
North America Fiber Cement	$76.8	$137.1	$246.8
Asia Pacific Fiber Cement	18.3	32.2	41.1
Europe Building Products	13.5	23.5	26.0
Other Businesses	—	—	1.5
R&D and Corporate	2.1	1.0	2.1
Total Capital Expenditures	$110.7	$193.8	$317.5

Significant active capital expenditures
At 31 March 2021, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Nameplate Capacity Increase (mmsf) [1]
Prattville Greenfield expansion	$240.0	$233.8	Q4FY18	FY22	600
[1] The first sheet machine in Prattville, Alabama was commissioned in Q4 of fiscal year 2021, with nameplate capacity of 300 mmsf. The second sheet machine is expected to be commissioned in July 2021, for a total nameplate capacity in Prattville, Alabama of 600 mmsf at the end of fiscal year 2022.

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Philippines capacity expansion	18.0	FY16 - FY19
Tacoma Greenfield expansion	147.0	FY17 - FY20
Carole Park Brownfield expansion	$22.0	FY19 - FY21
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. We do not consider the exit from our Penrose, New Zealand plant a material divestiture but a strategic decision to shift to an import sales model.

James Hardie 2021 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2021 are:

Jack Truong BS, PhD Chief Executive Officer Age 58
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

James Hardie 2021 Annual Report on Form 20-F	15

Jason Miele BA Chief Financial Officer Age 44

Jason Miele was appointed as Chief Financial Officer (“CFO”) in February 2020. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, information systems, and investor and media relations.

Mr Miele has over 14 years of experience with James Hardie and has served in a number of important roles during his tenure, including most recently, as Vice President – Investor and Media Relations, a position he held from February 2017. In that role, Mr Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.

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

Julie Katigan BA, MA Chief Human Resources Officer Age 54
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

Ms Katigan has a Bachelor of Arts degree in English and a Master’s degree in Labor and Industrial Relations from Michigan State University.

James Hardie 2021 Annual Report on Form 20-F	16

Joe Blasko BSFS, JD General Counsel, Chief Compliance Officer and Company Secretary Age 54

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011 and was appointed Company Secretary in June 2020. Mr Blasko has responsibility for the Company's legal and regulatory compliance, corporate governance, enterprise risk management and government relations.
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

Sean Gadd BEng, MBA Executive Vice President – North America Commercial Age 48

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

Mr Gadd was appointed Executive General Manager in September 2013 with full responsibility for the Northern Division and in October 2015, he was appointed Executive Vice President, Markets and Segments, North America with responsibility for Strategic Marketing and Development. In December 2018, Mr Gadd was appointed Executive Vice President, North America Commercial with responsibility for sales, products, segments and marketing.
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2021 Annual Report on Form 20-F	17

Robert Stefansic, BSc, MBA Executive Vice President – North America, End-to-End Supply Chain Age 59

Bob Stefansic joined James Hardie as Executive Vice President, North America, End-to-End Supply Chain in July 2020. In his role, Mr Stefansic is responsible for driving operational efficiencies and improvements across the supply chain, with emphasis on delivering business value via the Hardie Manufacturing Operating System. His direct responsibilities include manufacturing, supply chain and all central operations support functions.
Mr Stefansic held various Senior Operations leadership roles throughout his career prior to joining James Hardie. Most recently he was the Chief Operations Officer at Ingredion Incorporated, a $6 billion leading ingredients supplier to the food and beverage industry. There he was responsible for all global operations including a network of 50 manufacturing plants and supply chains across Asia, Europe, North America and South America. Additionally, he previously held manufacturing leadership roles at Valspar, General Chemical and Allied-Signal corporations.
Mr Stefansic is a graduate of the University of South Carolina, where he received an MBA and a Bachelor of Science degree in Chemical Engineering.

Johnny Cope, BA Senior Vice President – North America Sales Age 53

Johnny Cope joined James Hardie in February 2019 as the Senior Vice President, North America Sales with responsibility for delivering the James Hardie value proposition, trusted brand and products, best-in-class supply chain and technical service framework to the Company's most valued customers.
Mr Cope has 25 years of industry experience serving Dealers, Distributors, Builders and Contractors. For the decade prior to this role, he was responsible for the Builder/Contract business for Electrolux Major Appliances North America.
For the 10 years before joining Electrolux, Mr Cope had multiple Builder/Contract roles in the Appliance division of the General Electric Company. During the last

6 years at GE, he was responsible for the Contract Appliance's South West Contract Region of the United States.
Mr Cope has a Bachelor's Degree from Texas Tech University, where he graduated with a degree in Business Administration with an emphasis on Marketing.

James Hardie 2021 Annual Report on Form 20-F	18

Ryan Kilcullen BSc, MS Senior Vice President – North America Supply Chain Operations Age 40

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

In August 2016, he was appointed Executive Vice President – North America Operations, responsible for the Company’s Supply Chain, Manufacturing, Engineering and Environmental, Health & Safety Operations.
Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

Jörg Brinkmann MS, PhD General Manager, Europe Age 42

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

James Hardie 2021 Annual Report on Form 20-F	19

Board of Directors
James Hardie’s non-executive directors have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see "Section 1 - Corporate Governance Report" of this Annual Report.
Members of the Board of Directors (the “Board”) at 30 April 2021 are:

Michael Hammes BS, MBA Age 79

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
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2021 Annual Report on Form 20-F	20

David D. Harrison BA, MBA, CMA Age 74

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

Andrea Gisle Joosen MSc, BSc Age 57

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

Directorships of listed companies in the past five years: Current – Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former – Director of Mr Green AB (2015 - 2019).
Other: Director of Logent AB (since 2019); Director of Qred AB (since 2019); Director of Acast AB (since 2018); Director of Neopitch AB (since 2004); resident of Sweden.
Last elected: August 2018
Term expires: August 2021

James Hardie 2021 Annual Report on Form 20-F	21

Persio V. Lisboa BS Age 55

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is a member of the Remuneration Committee and the Nominating and Governance Committee.
Experience: Mr Lisboa has extensive senior executive experience. He currently serves as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he has held since July 2020. Prior to that position, Mr Lisboa served as the Executive Vice President and Chief Operating Officer of Navistar from March 2017 to July 2020. Prior to that, Mr Lisboa served as President, Operations of Navistar from November 2014 to March 2017. Prior to that, Mr Lisboa served as

Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar’s North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America.

Directorships of listed companies in the past five years: Former - Director of Broadwind Energy, Inc. (2016-2018).
Other: Resident of the United States.
Last elected: August 2018
Term expires: August 2021

James Hardie 2021 Annual Report on Form 20-F	22

Anne Lloyd, BS, CPA Age 59

Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. She is Chair of the Audit Committee and a member of the Remuneration Committee.
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
Other: Resident of the United States.
Last elected: August 2019
Term expires: August 2022

Moe Nozari BA, MS, PhD and Postdoctoral Research Fellow Age 78

Dr Moe Nozari was appointed as an independent non-executive director of James Hardie in November 2019. He is a member of the Nominating and Governance Committee.

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

Other: Resident of the United States.
Last elected: August 2020
Term expires: August 2023

James Hardie 2021 Annual Report on Form 20-F	23

Rada Rodriguez MSc Age 62

Rada Rodriguez was appointed as an independent non-executive director of James Hardie in November 2018. She is a member of the Nominating and Governance Committee.
Experience: Ms Rodriguez serves as Chief Executive Officer of Signify DACH, part of the Signify Group, a world leader in connected LED lighting systems, software and services, since May 2021. She previously served as Chief Executive Officer of Schneider Electric GmbH, part of Schneider Electric Group, a global energy management and automation company and served as Senior Vice President, Corporate Alliances until 2021. On joining the company in 1999, she held a progression of senior roles including Head of International Research and Development for Schneider Electric Sweden, and Senior Vice President and Zone President, Central and Eastern Europe.  Prior to joining Schneider Electric GmbH, she worked at Lexel Group (later acquired by Schneider) and before that she worked for 5 years at Colasit Scandinavia AB, a Swiss industrial machinery manufacturer. She started her career with K-Konsult AB, a Swedish technical consulting firm with a focus on installation technology where she worked for 5 years as a design engineer.
Directorships of listed companies in the past five years: Former – Director of Eltel AB (2015-2017).
Other: Director of Messe Berlin GmbH (since 2019); Director of ZVEI (since 2014); resident of Germany.
Last elected: August 2019
Term expires: August 2022

James Hardie 2021 Annual Report on Form 20-F	24

Suzanne B Rowland MS, BS Age 59

Suzanne B Rowland was appointed as an independent non-executive director of James Hardie in February 2021. She is a member of the Audit Committee.
Experience: Ms Rowland has a diverse set of functional experiences and brings business leadership experience across a wide range of complex global specialty materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies and drove focused execution resulting in profitable growth.

Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International between 2009 and 2015. During this time in multiple divisions of the company, she led significant improvement in customer relationships, market position, and operational execution. Before joining Tyco International, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she also held multiple senior executive roles.
Directorships of listed companies in the past five years: Current – Director of Sealed Air Corporation (since 2020); Director of SPX Flow, Inc. (since 2018); Director of L.B. Foster Co. (since 2008).
Other: Resident of the United States.
Last elected: Ms Rowland will be standing for election at the August 2021 Annual General Meeting.

Dean Seavers MBA, BBA Age 60

Dean Seavers was appointed as an independent non-executive director of James Hardie in February 2021. He is a member of the Audit Committee.
Experience: Mr Seavers is a seasoned senior leader of transformation and turnaround strategies and currently serves as Chairman of Pacific Gas & Electric Utility. Mr Seavers most recently served as President and Executive Director of National Grid plc’s U.S. business, in which he led a fundamental business transformation with a focus on improving financial performance, safety and employee engagement. Prior to holding this position, Mr Seavers served in senior executive positions at Red Hawk Fire & Security LLC, United Technologies Fire &

Security Corp. and GE Security and spent seven years with Tyco International, holding multiple senior operating roles. During this time, Mr Seavers advanced through learning and applying best in class operating systems and tools such as Lean and Six Sigma. Earlier in his career, Mr Seavers worked at Ford Motor Company and PepsiCo Inc., which led him to an entrepreneurial opportunity as Managing Director and co-owner of Flex-Tech Communications.
Directorships of listed companies in the past five years: Current – Director of PG&E Corporation (since 2020); Chairman and Director of Pacific Gas & Electric Utility (since 2020); Director of Albemarle Corporation (since 2018). Former – Director of National Grid plc (2015-2020).
Other: Resident of the United States.
Last elected: Mr Seavers will be standing for election at the August 2021 Annual General Meeting.

James Hardie 2021 Annual Report on Form 20-F	25

Nigel Stein CA, BSc Age 65

Nigel Stein was appointed as an independent non-executive director of James Hardie in May 2020. He is the Chairman of the Nominating and Governance Committee and is a member of the Audit Committee.
Experience: Mr Stein has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he has held since May 2018. Mr Stein joined Inchcape as a non-executive director in October 2015.

Prior to holding this position, Mr Stein served as Chief Executive Officer of GKN plc

(GKN) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. Earlier in his career, Mr Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America and the UK. Mr Stein is a member of the Institute of Chartered Accountants of Scotland.
Directorships of listed companies in the past five years: Current – Director of Inchcape plc (since 2015). Former – Director of GKN plc (2001-2017).
Other: Resident of the United Kingdom.
Last elected: November 2020
Term expires: August 2023

James Hardie 2021 Annual Report on Form 20-F	26

Harold Wiens BS Age 74

Harold Wiens was appointed as an independent non-executive director of James Hardie in May 2020. He is a member of the Remuneration Committee.
Experience: Mr Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth.

Prior to holding this position, Mr Wiens served as Executive Vice President, Sumitomo 3M, 3M’s largest subsidiary, headquartered in Tokyo, Japan, from 1995 to 1998 and served as Data Storage Business Leader and Vice President from 1988 to 1995 and as Memory Technologies Group Manufacturing Manager from 1983 to 1988. Mr Wiens began his career with 3M in 1968 and held many positions of increasing responsibility over his first fifteen years with 3M.
Directorships of listed companies in the past five years: Current – Director of Bio-Techne Corporation (since 2014).
Other: Resident of the United States.
Last elected: November 2020
Term expires: August 2023

James Hardie 2021 Annual Report on Form 20-F	27

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

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2021) (“Senior Executive Officers”) in fiscal year 2021, and also includes an outline of the key changes for fiscal year 2022. Further details of these changes are set out in the 2021 Notice of Annual General Meeting (“AGM”).

For fiscal year 2021, our senior executive officers are:

•Dr Jack Truong, Chief Executive Officer;
•Jason Miele, Chief Financial Officer;
•Sean Gadd, Executive Vice President, North America Commercial;
•Joe Blasko, General Counsel and Chief Compliance Officer; and
•Ryan Kilcullen, Senior Vice President – North America Supply Chain Operations.

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

James Hardie 2021 Annual Report on Form 20-F	28

EXECUTIVE SUMMARY
Fiscal Year 2021 Business Highlights1

Our operating results for fiscal year 2021 reflected strong and disciplined financial performance, highlighted by adjusted net income of US$458 million and adjusted earnings before interest and taxes (“EBIT”) of US$629 million, an increase of 30% and 29%, respectively, compared to fiscal year 2020. In addition, we achieved net sales of US$2.9 billion, an increase of 12% compared to fiscal year 2020, and US$1.03 adjusted diluted earnings per share.

The following graphs show our performance for key financial measures during fiscal year 2021, with a comparison to prior corresponding periods:

____________
1Please see the "Glossary of Abbreviations and Definitions" in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2021 Annual Report on Form 20-F	29

Fiscal Year 2021 Compensation Highlights

Our fiscal year 2021 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met.

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2021:

•The core plan design for the FY2021 Company Performance Plan ("CP Plan") or Individual Performance Plan ("IP Plan") did not change. The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. However, in the unprecedented and unpredictable market conditions related to the COVID-19 pandemic, we simplified the plan metrics, and strengthened the connection between consistent revenue growth and strong returns. A complete description of the CP Plan for fiscal year 2021 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the Long-Term Incentive ("LTI") Plan for fiscal year 2021. The LTI plan remains similar to the fiscal year 2020 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2021 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2021:

Summary of Fiscal Year 2021 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2021 Annual Base Salary (US$)	FY2021 STI Target Value (US$)	FY2021 LTI Target Value (US$)	FY2021 Total Target Compensation (US$)
J Truong	900,000	1,125,000	3,475,000	5,500,000
J Miele	416,000	249,600	450,000	1,115,600
S Gadd	577,830	346,698	800,000	1,724,528
J Blasko	459,900	275,940	500,000	1,235,840
R Kilcullen	380,544	228,326	400,000	1,008,870

James Hardie 2021 Annual Report on Form 20-F	30

Results of 2020 Remuneration Report Vote

In November 2020, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2020. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

At our 2020 Annual General Meeting, our shareholders approved our remuneration report, with 97.5% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2021.

APPROACH TO SENIOR EXECUTIVE REMUNERATION

Remuneration Philosophy

As our main business and all of our Senior Executive Officers are located in the US, our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with Peer Group companies exposed to the US housing and consumer durables market. Within this philosophy, the executive remuneration framework emphasizes operational excellence and shareholder value creation through incentives that link executive remuneration with the interests of shareholders. Our remuneration plans and programs are structured to enable us to: (i) attract and retain talented executives; (ii) reward outstanding individual and corporate performance; and (iii) align the interests of our executives to the interests of our shareholders, with the ultimate goal of improving long-term value for our shareholders. This pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.

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

`

James Hardie 2021 Annual Report on Form 20-F	31

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for the CEO and other Senior Executive Officers for fiscal year 2021. Fixed remuneration includes base salary and variable remuneration is comprised of target Short-Term Incentive ("STI") awards and the following three LTI components: (i) Relative Total Shareholder Return ("TSR") Restricted Stock Units ("RSUs"); (ii) Return on Capital Employed ("ROCE") RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

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

Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration of directors; (iii) reviewing the remuneration framework for the Company; and (iv) making recommendations to the Board on recruitment, retention and termination policies and procedures for senior management. The current members of the

James Hardie 2021 Annual Report on Form 20-F	32

Remuneration Committee are David Harrison (Chairman), Michael Hammes, Persio Lisboa, Anne Lloyd and Harold Wiens, all of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Investor Relations page on our website (www.ir.jameshardie.com.au).

Summary of Executive Compensation Practices

The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ
✓	Retain independent compensation advisers reporting directly to the Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓	Pay for performance model, with approximately 84% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 66% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers
		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum NA growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors and Senior Executive Officers	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee retained Aon Hewitt (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2021. The Remuneration Committee reviews the appointment of its advisers each year. Both Aon Hewitt and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2021 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each adviser for fiscal year 2022.

James Hardie 2021 Annual Report on Form 20-F	33

Benchmarking Analysis

To assist the Remuneration Committee in making remuneration decisions, the Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors, including size, industry, and exposure to the US housing market. The Remuneration Committee believes that US market focused companies are a more appropriate peer group than ASX-listed companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face. No changes were made to the Peer Group for fiscal year 2021. Set forth below are the names of the 20 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2021.

Acuity Brands, Inc	Lennox International, Inc	Quanex Building Products Corp
American Woodmark Corp	Louisiana-Pacific Corp	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Martin Marietta Materials, Inc	Trex Co., Inc
Armstrong World Industries, Inc	Masco Corporation	Valmont Industries, Inc
Cornerstone Building Brands, Inc.	Mohawk Industries, Inc	Vulcan Materials Co
Eagle Materials, Inc	Mueller Water Products, Inc	Watsco, Inc
Fortune Brands Home & Security	Owens Corning
Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2021 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2021, during a pandemic, had on the whole extraordinary results of net sales growth and EBIT growth: (i) significantly above target on growth measures and significantly above target on return measures, resulting in STI variable remuneration outcomes above target for fiscal year 2021; and (ii) when taken together with performance in fiscal years 2019 and 2020, at approximately the 90th percentile of our Peer Group TSR performance (as of April 2021), significantly above expectations on ROCE performance, and met or exceeded expectations on long-term strategic measures included in the Scorecard, resulting in LTI variable remuneration being on average above target for fiscal years 2019-2021.
More details about this assessment are set out below in this Remuneration Report.

James Hardie 2021 Annual Report on Form 20-F	34

DESCRIPTION OF 2021 REMUNERATION ELEMENTS
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
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2021, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements as defined by the Internal Revenue Service (the "IRS"). In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Non-Qualified Deferred Compensation Plan
As of 1 January 2021, we sponsor a non-qualified deferred compensation plan, the James Hardie Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). Participation in the Deferred Compensation Plan is generally limited to individuals whose annual salary exceeds the Internal Revenue Service ("IRS") limits applicable to our qualified plans or are participants in our Long-Term Incentive Plan (the "LTIP"). The Deferred Compensation Plan allows participants to elect to defer receipt of some or all of their salary or earned cash incentive to a later date. The Deferred Compensation Plan also restores matching employee contributions up to a maximum of the first 6% of an employee's eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the Deferred Compensation Plan.

James Hardie 2021 Annual Report on Form 20-F	35

Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2021, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2021, the STI target percentage for Dr Truong was 125% of base salary and 60% for Messrs Miele, Gadd, Blasko and Kilcullen, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan
For fiscal year 2021, the core plan design was the same as prior years. We continued to measure both Growth and Returns when assessing Company performance and shareholder value creation. However, in the unprecedented and unpredictable market conditions related to the COVID-19 pandemic, we simplified the plan metrics, and strengthened the connection between consistent revenue growth and strong returns.
For fiscal year 2021, the metrics for all regions (North America, Asia Pacific and Europe) are a net revenue measure (Growth) and a profit measure (Returns). The metrics are each set with a threshold, target and maximum payout scale. Similar in concept to the matrices used previously and in order to incentivize exceptional company performance in an uncertain and highly volatile market, both net revenue AND profitability must be achieved together to derive a payout within the payout scale, reinforcing shareholder value creation. The maximum payout is 3.0x of target.

All Senior Executive Officers continued to be tied to the NA multiple either in part or in whole. Executives with NA responsibility are linked only to the NA multiple (Mr Gadd and Mr Kilcullen). For executives with global responsibility (Dr Truong and Messrs Miele and Blasko), their STI will be based on the metrics for North America and the net income of the Company.
IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributions to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive

James Hardie 2021 Annual Report on Form 20-F	36

between 0% and 150% of their STI target allocated to the IP Plan with Board discretion to award up to 300% of target for members of the Executive Leadership Team (ELT).

The Remuneration Committee has reserved for itself discretion to change the STI paid. An example of when the Remuneration Committee would consider exercising this discretion includes external factors outside of management’s control, such as, a general shift in the housing market that is considered to have a sufficiently material impact on results. The Remuneration Committee will disclose the reasons for any such exercise of its discretion.

The Remuneration Committee believes that the payout scales are appropriate because they provide management with an incentive to achieve overall corporate goals, balance growth with returns, recognize the need to flexibly respond to strategic opportunities, and incorporate Remuneration Committee discretion to ensure appropriate outcomes.

STI Plan Performance for Fiscal Year 2021

Our CP Plan results and the subsequent STI payouts for fiscal year 2021 were significantly above target as a result of:

•The NA business performing significantly above target for both Net Revenue and EBIT
•The Asia Pacific business performing above target driven by both strong Net Revenue and EBIT growth in Australia, at target for objectives achieved in New Zealand and slightly below target for performance in the Philippines.
•The EU business performing significantly above target on Net Revenue and above target on EBIT and EBIT Margin.

In regards to the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2021 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2021 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2021, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers.”

LTI Plans

Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:
•ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•Relative TSR RSUs are used as they are an indicator of our performance relative to our US Peer Group; and
•Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2021 Annual Report on Form 20-F	37

Awards issued under the LTI are issued pursuant to the terms of the LTIP. During fiscal year 2021, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
J Truong	82,131	127,083	246,394
J Miele	10,636	16,457	31,907
S Gadd	18,908	29,256	56,724
J Blasko	11,817	18,285	35,452
R Kilcullen	9,454	14,628	28,362

RSUs issued under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (25% of target LTI for Fiscal Years 2021-2023)

The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:
•tie the reward’s value to share price which provides alignment with shareholder interests;
•promote that we earn appropriate returns on capital invested;
•reward performance that is under management’s direct influence and control; and focus management on capital efficiency as the necessary precondition for the creation of additional shareholder value;

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

ROCE hurdles for the ROCE RSUs are based on historical results and take into account the US housing market and better optimization of our manufacturing plants. The three-year average ROCE for fiscal years 2018, 2019 and 2020 was 33.8%.

James Hardie 2021 Annual Report on Form 20-F	38

The hurdles for ROCE RSUs granted in fiscal year 2021 (for performance in fiscal years 2021 to 2023) remained the same as those granted in fiscal year 2019 and 2020 as follows:

Fiscal Years 2021-2023 ROCE	Amount of Target to Vest
< 24.0%	0.0x
≥ 24.0%, but < 26.0%	0.5x
≥ 26.0%, but < 27.5%	1.0x
≥ 27.5%, but < 28.5%	1.5x
> 28.5%	2.0x

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

“Adjusted Capital Employed” will be calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

ROCE RSUs Vesting in Fiscal Year 2021 (for Fiscal Years 2019-2021)

As a component of the fiscal year 2019 LTI Plan, we granted ROCE RSUs in August 2018. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2019-2021 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 24.0%	0.0x
≥ 24.0%, but < 26.0%	0.5x
≥ 26.0%, but < 27.5%	1.0x
≥ 27.5%, but < 28.5%	1.5x
≥ 28.5%	2.0x

Based on the average ROCE result for fiscal years 2019-2021 of 33.0%, 2.0x target of the ROCE RSUs granted will vest on August 17, 2021.

James Hardie 2021 Annual Report on Form 20-F	39

Relative TSR RSUs (25% of target LTI for Fiscal Years 2021-2023)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2021 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2021, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date, with no re-testing. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

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

TSR RSUs Vested in Fiscal Year 2021

TSR RSUs Vested for Fiscal Years 2018-2020

As part of the fiscal year 2018 LTI Plan, in August 2017 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

James Hardie 2021 Annual Report on Form 20-F	40

In August 2020, the first and only test of Relative TSR performance was completed, resulting in our TSR performance at the 80.9 percentile of the Peer Group in place at that time. As a result, 2.0x of target outstanding Relative TSR RSUs vested.

TSR RSUs Vested for Fiscal Years 2017-2019

In addition, the second test of the FY17 TSR RSUs was completed, resulting in our TSR performance at the 61.9 percentile of the Peer Group and as a result an additional .2875x of target vested. On 16 March 2021, the final test was completed resulting in TSR performance at the 76.1 percentile of the Peer Group and as a result .355x of target vested and the balance were cancelled.

Scorecard LTI (50% of target LTI for Fiscal Years 2021-2023)

Scorecard LTI has been a component of our LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives and the results it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence. Consistent since fiscal year 2010, the maximum payout for Scorecard LTI is 3.0x target LTI.

The Remuneration Committee believes that the Scorecard LTI continues to be an appropriate component of its LTI Plan because it:
•allows the Remuneration Committee to set targets for and reward executives on a balance of longer-term financial, strategic, business, customer and organizational development goals which it believes are important contributors to long-term creation of shareholder value;
•ties the reward’s value to our share price over the medium-term; and
•allows flexibility to apply rewards across different countries, while providing Senior Executive Officers with liquidity to pay tax or other material commitments at a time that coincides with vesting of shares (via the other components of the LTI Plan), as payment is in cash.

No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The Board may only exercise negative discretion (i.e., to reduce the amount of Scorecard LTI that will ultimately vest). It cannot enhance the maximum reward that can be received.

The amount received by Senior Executive Officers is based on both our share price performance over the three-year performance period and the Senior Executive Officer’s Scorecard rating. At the start of the three-year performance period, we calculate the number of units each Senior Executive Officer could have acquired if they received a maximum payout on the Scorecard LTI at that time (based on a 20 trading-day average closing price). Depending on the Senior Executive Officer’s performance, between 0.0x and 3.0x of the Senior Executive Officer’s Scorecard LTI awards will vest at the end of the three-year performance period. Each Senior Executive Officer will receive a cash payment based on our share price at the end of the period (based on a 20 trading-day average closing price) multiplied by the number of units they could have acquired at the start of the performance period, adjusted downward in accordance with their Scorecard rating.

James Hardie 2021 Annual Report on Form 20-F	41

Further details related to the Scorecard for fiscal year 2021, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report for fiscal year 2021. An assessment of our Scorecard performance for fiscal years 2019-2021 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2021-2023 at the conclusion of fiscal year 2023.

Scorecard LTI Vesting in Fiscal Year 2021 (for Fiscal Years 2019-2021)

After fiscal year 2021, the Remuneration Committee reviewed our performance over fiscal years 2019-2021 against the Scorecard objectives set forth in fiscal year 2019, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating between 0.75x and 3.0x of target.

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Grow market share in all our businesses and geographies

A key strategy for the Company is to maximize its market share growth/retention of the exterior cladding market for new housing starts and for repair & remodel markets.

Goal: NA Primary Demand Growth ("PDG") above market, EBIT Margin, EBIT Growth.

Result: Recognized significant growth in NA exteriors over the three-year period with FY2021 PDG of +9%.. In addition, EBIT Margin for FY21 was 28.8% with EBIT Growth of 25%.
Performance exceeded expectations
People Continue to invest in the development and promotion of our people and reduce turnover.
Goal: Continued focus on turnover, driving the North American turnover to below 15% by the end of the three year period. Execute a successful succession plan. Successful recruitment, hiring and onboarding of business leaders and development of bench strength.

Result: Succession plan successfully executed resulting in appointment of Dr Jack Truong as CEO on 31 January 2019. Significant improvements in the hiring of key talent at the executive level. Average total annual turnover decreased from 19.7% to 8.6% during the 3-year period and exceeded the turnover target. Demonstrated improvement in the critical areas of leadership behaviors and cultural change.
Performance exceeded expectations

James Hardie 2021 Annual Report on Form 20-F	42

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Safety — Zero Harm The safety of our employees is an essential objective of the Company.
Goal: The safety of all employees is an essential objective of the company. Zero Harm (zero fatalities) and implement a housekeeping, facility maintenance and safety management system in our plants globally.

Result: Implemented Zero Harm strategy during the three year period. Implemented the Hardie Maintenance and Operating System (HMOS) in all plants in Australia, NA during FY2020 and Europe in FY2021 with great success resulting in more engaged employees, decreased employee turnover and safer more efficient manufacturing processes.
Performance exceeded expectations
Hardie Advantage Manufacturing

Adequate capacity, and effective machine utilization, product quality, and service are critical to delivering future growth and optimizing returns through a more efficient manufacturing network.

Goal: First pass quality and service as well as sheet machine Pcl/Pdl metrics for sheet machine. Reduce unit costs by 3% indexed for mix and PPV.

Result: Implemented HMOS in all plants in NA, Australia and Europe. Realized savings through Lean in North America of $51.5M since implementing in Q4 FY19. Unit cost was reduced by approximately 7% from FY19.

Performance exceeded expectations
International: APAC and Europe Pursue organic growth in all international markets.
Goal: James Hardie Australia ("JHA") growth above market of 3.5% while maintaining category share. James Hardie New Zealand ("JHNZ") annual growth above market of 3.5% while maintaining category share. Growth of Scyon product line and introduction of new products in APAC over the three-year period. James Hardie Europe ("JHEU") was to successfully integrate, grow the Fermacell business and develop a business plan to manufacture fiber cement products that meet European market needs.

Result: JHA average annual growth has not met expectation. Category share has been retained. Scyon revenue growth on average increased 7.7% share, which exceeded three-year goals.

JHNZ did not perform well in FY2020 and rebounded in FY2021 with a PDG of 6.3% compared to -10.5% in FY2020.

JHEU: Successful acquisition of Fermacell in FY2018 with the transition completed in FY2019. Fiber Cement sales increased since FY2018 on average 16% annually.
Performance met expectations

James Hardie 2021 Annual Report on Form 20-F	43

CHANGES TO REMUNERATION FOR FISCAL YEAR 2021

Remuneration for Fiscal Year 2022
During May 2021, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2022.

CEO Compensation

For fiscal year 2022, the CEO’s base salary will be increased 11% to US$1,000,000, which will bring base salary closer to the market median of the peer group. In addition, Dr Truong’s LTI target will be increased to US$5,750,000 for FY2022.

Other Senior Executive Officer Compensation

Base pay, target STI and LTI increases in fiscal year 2022 for the CEO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2021 (US$)	Fiscal Year 2022 (US$)	Fiscal Year 2021 (US$)	Fiscal Year 2022 (US$)	Fiscal Year 2021 (US$)	Fiscal Year 2022 (US$)
J Truong	900,000	1,000,000	125%	125%	3,475,000	5,750,000
J Miele	416,000	500,000	60%	60%	450,000	600,000
S Gadd	577,830	577,830	60%	60%	800,000	800,000
J Blasko	459,900	471,398	60%	60%	500,000	500,000
R Kilcullen	380,544	380,544	60%	60%	400,000	300,000
Mr Miele is receiving a merit increase of 5% in addition to a market increase in his base salary to bring base salary closer to the median of the peer group of other CFOs. In addition, Mr Miele is receiving an increase in his LTI target since he is currently below the 25th percentile of the peer group. Mr Kilcullen's LTI target is being reduced to be closer to the market median as well; otherwise, there are no other target LTI changes for the Senior Executive Officers for fiscal year 2022. Base salary increases, if any, are made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels.

STI Plans

For fiscal year 2022, the plan design will continue to be the same as fiscal year 2021. We will continue to measure both Growth and Returns when assessing Company performance and shareholder value creation. We will continue to use the same the plan metrics, and continue to strengthen the connection between consistent revenue growth and strong returns. As in FY2021, the metrics for all regions (North America, Asia Pacific and Europe) will be a net revenue measure (Growth) and a profit measure (Returns). The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales will incentivize exceptional company performance in a unpredictable market, both net revenue AND profitability must be achieved together to derive a payout within the payout scale, reinforcing shareholder value creation. The maximum payout will be 3.0x of target.

James Hardie 2021 Annual Report on Form 20-F	44

For fiscal year 2022, Messrs Gadd and Kilcullen will continue to be tied to the NA multiple. For executives with global responsibility (Dr Truong and Messrs Miele and Blasko), their STI will be based on the metrics for North America and the net income of the Company.

There will be no material change to the operation of the IP or CP Plans for fiscal year 2022.

LTI Plan

The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of the Company's assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2022 LTI Plan is consistent with the plan for fiscal year 2021 with updates to ROCE target measures and the Scorecard objectives.

The 2021 Notice of AGM will contain further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2022.

For fiscal year 2022, the Remuneration Committee has set the following eight Scorecard goals for each region (for the performance period in fiscal years 2022 to 2024) to ensure alignment with our strategic priorities:

James Hardie 2021 Annual Report on Form 20-F	45

	APAC	Europe	North America
Organic revenue growth	11%+	6%+	11%+
High Value Product Mix	FY22 38%; FY23 42%; FY24 44%	FY22 39%; FY23 41%; FY24 43%	FY22 66%; FY23 67%; FY24 68%
Lean - Cumulative over 3 Years (FY22 – 24)	USD $78M vs FY19 Base	USD $63M vs FY19 Base	USD $200M vs FY19 Base
EBIT Margin	25% - 30%	11% - 16%	25% - 30%
Zero Harm	•Empower all employees to be Zero Harm Leaders •Execute on the critical ZH priorities thru ZH culture shift •DART rate: FY22 = 0.07; FY23=0.06; FY24= 0.05	•Empower all employees to be Zero Harm leaders •Execute on the critical ZH priorities thru ZH culture shift •DART Rate: FY22=0.55; FY23=0.44; FY24=0.35	•Empower all employees to be Zero Harm leaders •Execute on the critical ZH priorities thru ZH culture shift •DART rate: FY22=0.51; FY23=0.41; FY24=0.33
Innovation	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies
People & Culture
•Turnover: <11%
•Enhance leadership capabilities in targeted areas
•Talent and Performance Management
•Execute region deliverables for I&D strategy to attract, develop and retain diverse talent
•Diversity Target: Maintain or enhance gender diversity Sr. Leadership, grow to 20% or more all mgmt. positions and 20% or more in total workforce.

•Turnover: <7.5%
•Enhance leadership capabilities in targeted areas
•Talent and Performance Management
•Execute region deliverables for I&D strategy to attract, develop and retain diverse talent
•Diversity Target: Enhance gender diversity Sr. Leadership, grow to 20% or more all mgmt. positions and 17% or more in total workforce.

•Turnover: <11%
•Enhance leadership capabilities in targeted areas
•Talent and Performance Management
•Execute region deliverables for I&D strategy to attract, develop and retain diverse talent
•Diversity Target: 20% or more female representation in Mgmt & Sr. Leadership roles and 14% or more in total workforce; 45% or more total employee population with diverse characteristics.

Environment, Social & Governance ("ESG")
FY22:
•FY22 ESG Report shows improvement across areas management flagged in FY21 report
•Receive zero negative shareholder votes across any resolution whereby the shareholder notes the vote was due to lack of clarity on ESG initiatives
FY23:
•Strengthen CDP disclosures with TCFD recommendations
•Refresh materiality assessment with expanded stakeholder groups
•FY23 ESG Report shows improvement across areas reported on
FY24:
•Improved CDP reporting with progress towards goals
•Expanded Task Force for Climate Change Disclosure (TFCD) reporting
•FY24 reporting shows improvement & PDCA as required based on stakeholder feedback

James Hardie 2021 Annual Report on Form 20-F	46

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

In addition, all fiscal year 2021 LTI grants made to Dr Truong and Messrs Miele, Gadd, Blasko and Kilcullen are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2022, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

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

James Hardie 2021 Annual Report on Form 20-F	47

of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).

As of 31 March 2021, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The FY2022 annual equity awards under the LTI Plan were approved by the Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2021. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2021, we maintained employment or severance agreements with Dr Truong and each of Messrs Gadd and Miele. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Dr Jack Truong

Below is a summary of the key terms of Dr Truong’s current employment agreement:
•The Employment Agreement is effective 31 January 2019 providing for service as CEO.
•Dr Truong is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•Base salary at an initial annual rate of US$800,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•In the event that Dr Truong’s employment is terminated by the Company for any reason other than for “Cause”, or if Dr Truong voluntarily terminates his employment for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Dr Truong will be entitled to receive the following benefits:
◦An aggregate amount equal to the sum of: (i) two times Dr Truong’s base salary plus (ii) two times Dr Truong’s target annual incentive, payable in substantially equal periodic installments over the two year period following the date of termination;

James Hardie 2021 Annual Report on Form 20-F	48

◦An amount, if any, with respect to the annual incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;
◦All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that (i) if the date of termination occurs prior to 21 August 2022, any service-based vesting criteria on the long-term incentive awards granted to Dr Truong on 21 August 2017 that were designated as retention awards will be deemed satisfied in full (but any performance criteria then still applicable to those awards will remain in effect);
◦Monthly payments for a period of up to 24 months following the date of termination equal to the premium Dr Truong would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 24 months following the date of termination.

Offer of Employment with Jason Miele

Below is a summary of the key terms provided in Mr Miele's Offer of Employment, which was entered into in conjunction with his promotion to Senior Vice President, Chief Financial Officer effective 25 February 2020:

•Mr Miele is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.
•Base salary at an initial annual rate of US$400,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with a STI target of 60% of his annual base salary.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•In the event that Mr Miele is terminated by the Company without "Cause" or terminated by Mr Miele for "Good Reason", in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr Miele will be entitled to receive the following benefits:
◦Salary continuation for the one year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) one times the base salary plus (ii) one times the annual incentive award opportunity, as then in-effect;
◦All outstanding equity awards under the Company's equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award agreement(s);
◦Monthly payments for a period of 12 months following the date of termination equal to the premium Mr Miele would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 12 months following the date of termination.

James Hardie 2021 Annual Report on Form 20-F	49

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

James Hardie 2021 Annual Report on Form 20-F	50

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2021, 2020 and 2019 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
J Truong[7]
Fiscal year 2021	873,077	3,037,500	73,377	17,100	5,740,243	9,973,788	—	19,715,085
Fiscal Year 2020	800,000	2,160,000	75,038	17,366	3,329,423	(316,615)	3,051	6,068,263
Fiscal Year 2019	679,396	949,362	46,902	17,226	1,412,235	(337,627)	30,528	2,798,022
J Miele
Fiscal year 2021	411,692	648,960	111,469	17,100	533,914	754,806	283,744	2,761,685
Fiscal Year 2020	292,840	269,233	39,384	18,076	255,805	(3,427)	382,089	1,254,000
S Gadd
Fiscal year 2021	573,299	901,415	38,808	17,100	1,438,684	3,082,202	—	6,051,508
Fiscal Year 2020	558,038	747,252	35,249	18,230	1,347,237	(29,332)	—	2,676,674
Fiscal Year 2019	525,289	373,200	47,548	17,210	1,389,526	(467,763)	100,000	1,985,010
J Blasko
Fiscal year 2021	457,472	717,444	71,350	17,100	609,857	1,129,200	—	3,002,423
Fiscal Year 2020	447,347	489,117	54,088	17,012	568,651	11,022	—	1,587,237
Fiscal Year 2019	434,317	321,484	59,065	16,677	688,153	(240,355)	—	1,279,341
R Kilcullen
Fiscal year 2021	379,030	593,649	33,788	12,453	635,010	1,132,357	—	2,786,287
Fiscal Year 2020	371,038	476,898	26,046	18,022	552,189	(11,661)	—	1,432,532
TOTAL
Fiscal Year 2021	2,694,570	5,898,968	328,792	80,853	8,957,708	16,072,353	283,744	34,316,988
Fiscal Year 2020	2,469,263	4,142,500	229,805	88,706	6,053,305	(350,013)	385,140	13,018,706

____________
1Base pay for fiscal years 2021, 2020 and 2019 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards paid for fiscal year 2021, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2021 and paid in June 2020 and 2019, for fiscal years 2021, 2020 and 2019, respectively
3Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.
4Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs and ROCE RSUs. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance sheet date adjusted for the fair value of estimated dividends as well as the Remuneration Committee’s current expectation of the amount of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation over the periods in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2021, 2020 and 2019 as well as adjustments to

James Hardie 2021 Annual Report on Form 20-F	51

performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2021, there was a 164.7% increase in our share price from US$11.44 to US$30.28. During fiscal year 2020, there was a 11.1% decrease in our share price from US$12.87 to US$11.44.
6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7J Truong's base pay includes US$205,734 in fiscal year 2021, which is allocated for tax purposes to his services on the Company’s Board.

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the FY21-23 equity awards that were granted to each executive.

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
J Truong[7]
Fiscal year 2021	873,077	—	1,737,499	—	5,983,696	—	90,477	8,684,749
Fiscal Year 2020	800,000	—	1,049,998	—	2,160,000	—	95,455	4,105,453
Fiscal Year 2019	679,396	—	500,000	—	949,362	—	94,656	2,223,414
J Miele
Fiscal year 2021	411,692	—	225,005	—	795,901	—	412,313	1,844,911
Fiscal Year 2020	292,840	—	124,997	—	312,260	—	439,550	1,169,647
S Gadd
Fiscal year 2021	573,299	—	399,998	—	2,095,596	—	55,907	3,124,800
Fiscal Year 2020	558,038	—	399,999	—	933,695	—	53,479	1,945,211
Fiscal Year 2019	525,289	100,000	399,999	—	631,300	—	64,757	1,721,345
J Blasko
Fiscal year 2021	457,472	—	249,993	—	1,056,239	—	88,450	1,852,154
Fiscal Year 2020	447,347	—	250,000	—	618,197	—	71,101	1,386,645
Fiscal Year 2019	434,317	—	249,999	—	480,317	—	75,741	1,240,374
R Kilcullen
Fiscal year 2021	379,030	—	199,999	—	985,476	—	46,241	1,610,746
Fiscal Year 2020	371,038	—	200,003	—	548,614	—	44,068	1,163,723
TOTAL
Fiscal Year 2021	2,694,570	—	2,812,494	—	10,916,908	—	693,388	17,117,360
Fiscal Year 2020	2,469,263	—	2,024,997	—	4,572,766	—	703,653	9,770,679

James Hardie 2021 Annual Report on Form 20-F	52

____________
1    Base pay for fiscal years 2021, 2020 and 2019 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2    Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments.
3    Shows the value on the date of grant for the TSR RSUs and ROCE RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2021 is US$13.67 and ROCE RSU 20-day average share price of US$21.16.

4    We do not grant stock options to executives.

5    For further details on STI awards paid for fiscal year 2021, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2021 and paid in June 2020 and 2019, for fiscal years 2021, 2020 and 2019, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2020, 2019 and 2018.

6    Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, car allowances, membership in executive wellness programs, and financial planning and tax services.

7    J Truong's base pay includes US$205,734 in fiscal year 2021, which a portion is allocated for tax purposes to his services on the Company’s Board.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2021 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
	(US dollars)
	FY2021	FY2022	FY2023	FY2024	TOTAL
J Truong	1,105,220	2,047,742	2,047,742	779,825	5,980,529
J Miele	96,951	179,631	179,631	68,407	524,620
S Gadd	113,266	209,859	209,859	79,919	612,903
J Blasko	50,012	92,662	92,662	35,288	270,624
R Kilcullen	55,399	102,642	102,642	39,088	299,771
	1,420,848	2,632,536	2,632,536	1,002,527	7,688,447

ROCE RSUs[2]
	(US dollars)
	FY2021	FY2022	FY2023	FY2024	TOTAL
J Truong	213,677	534,192	534,192	203,432	1,485,493
J Miele	35,547	65,861	65,861	25,081	192,350
S Gadd	63,196	117,090	117,090	44,590	341,966
J Blasko	39,495	73,176	73,176	27,867	213,714
R Kilcullen	31,598	58,545	58,545	22,295	170,983
	383,513	848,864	848,864	323,265	2,404,506

James Hardie 2021 Annual Report on Form 20-F	53

Relative TSR RSUs[3]
	(US dollars)
	FY2021	FY2022	FY2023	FY2024	TOTAL
J Truong	340,226	850,566	850,566	323,914	2,365,272
J Miele	44,317	82,111	82,111	31,269	239,808
S Gadd	78,784	145,970	145,970	55,589	426,313
J Blasko	49,240	91,231	91,231	34,743	266,445
R Kilcullen	39,392	72,985	72,985	27,794	213,156
	551,959	1,242,863	1,242,863	473,309	3,510,994

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2021. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2023 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2021. The fair value of each RSU is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2023 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.
3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2021 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2021.

Options
As of 30 April 2021, no Senior Executive Officers held stock options.

James Hardie 2021 Annual Report on Form 20-F	54

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 2020	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2021	Fair Value per RSU[2] (US$)
J Truong	21-Aug-17[3]	21-Aug-20	61,726	61,726	$471,019	(61,726)	—	—	$7.63
	21-Aug-17[4]	21-Aug-20	34,110	34,110	$484,086	(21,319)	(12,791)	—	$14.19
	21-Aug-17[5]	21-Aug-20	61,726	61,726	$471,019	(20,576)	—	41,150	$7.63
	21-Aug-17[6]	21-Aug-20	34,110	34,110	$484,086	(7,107)	(4,263)	22,740	$14.19
	17-Aug-18[3]	17-Aug-21	56,677	56,677	$494,864	—	—	56,677	$8.73
	17-Aug-18[4]	17-Aug-21	30,553	30,553	$444,375	—	—	30,553	$14.54
	6-Sep-18[3]	17-Aug-21	49,381	49,381	$334,255	—	—	49,381	$6.77
	6-Sep-18[4]	17-Aug-21	25,385	25,385	$343,817	—	—	25,385	$13.54
	9-Aug-19[3]	17-Aug-21	18,518	18,518	$138,885	—	—	18,518	$7.50
	9-Aug-19[4]	17-Aug-21	9,519	9,519	$131,933	—	—	9,519	$13.86
	17-Aug-19[3]	17-Aug-22	139,432	139,432	$1,489,134	—	—	139,432	$10.68
	17-Aug-19[4]	17-Aug-22	75,545	75,545	$1,050,831	—	—	75,545	$13.91
	17-Aug-20[3]	17-Aug-23	—	127,083	$2,365,015	—	—	127,083	$18.61
	17-Aug-20[4]	17-Aug-23	—	82,131	$2,104,196	—	—	82,131	$25.62
J Miele	16-Sep-16[8]	16-Sep-19	4,878	8,181	$87,547	(4,080)	(798)	—	$10.70
	21-Aug-17[3]	21-Aug-20	9,259	9,259	$70,654	(9,259)	—	—	$7.63
	21-Aug-17[4]	21-Aug-20	5,117	5,117	$72,620	(3,198)	(1,919)	—	$14.19
	17-Aug-18[3]	17-Aug-21	11,335	11,335	$98,969	—	—	11,335	$8.73
	17-Aug-18[4]	17-Aug-21	6,111	6,111	$88,881	—	—	6,111	$14.54
	17-Aug-19[3]	17-Aug-22	16,599	16,599	$177,277	—	—	16,599	$10.68
	17-Aug-19[4]	17-Aug-22	8,993	8,993	$125,093	—	—	8,993	$13.91
	25-Feb-20[5]	17-Aug-22	6,676	6,676	$90,660	—	—	6,676	$13.58
	25-Feb-20[5]	17-Aug-22	4,767	4,767	$85,186	—	—	4,767	$17.87
	17-Aug-20[3]	17-Aug-23	—	16,457	$239,778	—	—	16,457	$14.57
	17-Aug-20[4]	17-Aug-23	—	10,636	$236,226	—	—	10,636	$22.21
S Gadd	16-Sep-16[8]	16-Sep-19	21,138	35,451	$379,372	(17,681)	(3,457)	—	$10.70
	21-Aug-17[3]	21-Aug-20	49,380	49,380	$376,809	(49,380)	—	—	$7.63
	21-Aug-17[4]	21-Aug-20	27,288	27,288	$387,269	(17,055)	(10,233)	—	$14.19
	21-Aug-17[5]	21-Aug-20	49,380	49,380	$376,809	(16,460)	—	32,920	$7.63
	21-Aug-17[6]	21-Aug-20	27,288	27,288	$387,269	(5,685)	(3,411)	18,192	$14.19
	17-Aug-18[3]	17-Aug-21	45,342	45,342	$395,895	—	—	45,342	$8.73
	17-Aug-18[4]	17-Aug-21	24,442	24,442	$355,494	—	—	24,442	$14.54
	17-Aug-19[3]	17-Aug-22	53,117	53,117	$567,290	—	—	53,117	$10.68
	17-Aug-19[4]	17-Aug-22	28,779	28,779	$400,316	—	—	28,779	$13.91
	17-Aug-20[3]	17-Aug-23	—	29,256	$426,260	—	—	29,256	$14.57
	17-Aug-20[4]	17-Aug-23	—	18,908	$419,947	—	—	18,908	$22.21
J Blasko	16-Sep-16[8]	16-Sep-19	14,634	24,543	$262,642	(12,241)	(2,393)	—	$10.70
	21-Aug-17[3]	21-Aug-20	30,863	30,863	$235,509	(30,863)	—	—	$7.63
	21-Aug-17[4]	21-Aug-20	17,055	17,055	$242,043	(10,659)	(6,396)	—	$14.19
	17-Aug-18[3]	17-Aug-21	28,339	28,339	$247,436	—	—	28,339	$8.73
	17-Aug-18[4]	17-Aug-21	15,276	15,276	$222,113	—	—	15,276	$14.54
	17-Aug-19[3]	17-Aug-22	33,198	33,198	$354,555	—	—	33,198	$10.68
	17-Aug-19[4]	17-Aug-22	17,987	17,987	$250,199	—	—	17,987	$13.91
	17-Aug-20[3]	17-Aug-23	—	18,285	$266,412	—	—	18,285	$14.57
	17-Aug-20[4]	17-Aug-23	—	11,817	$262,456	—	—	11,817	$22.21

James Hardie 2021 Annual Report on Form 20-F	55

Restricted Stock Units (continued)

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2019	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2020	Fair Value per RSU[2] (US$)
R Kilcullen	16-Sep-16[8]	16-Sep-19	8,130	13,635	$145,912	(6,800)	(1,330)	—	$10.70
	21-Aug-17[3]	21-Aug-20	24,690	24,690	$188,404	(24,690)	—	—	$7.63
	21-Aug-17[4]	21-Aug-20	13,644	13,644	$193,634	(8,528)	(5,116)	—	$14.19
	17-Aug-18[3]	17-Aug-21	22,671	22,671	$197,947	—	—	22,671	$8.73
	17-Aug-18[4]	17-Aug-21	12,221	12,221	$177,747	—	—	12,221	$14.54
	1-Mar-19[7]	9-Dec-19	5,439	8,159	$99,213	(2,720)	—	2,719	$12.16
	17-Aug-19[3]	17-Aug-22	26,559	26,559	$283,650	—	—	26,559	$10.68
	17-Aug-19[4]	17-Aug-22	14,390	14,390	$200,165	—	—	14,390	$13.91
	17-Aug-20[3]	17-Aug-23	—	14,628	$213,130	—	—	14,628	$14.57
	17-Aug-20[4]	17-Aug-23	—	9,454	$209,973	—	—	9,454	$22.21
____________
1    Total Value at Grant = Fair Value per RSU multiplied by number of RSUs granted. The number of RSUs granted are at maximum achievement.
2    The Fair Value of TSR RSUs is estimated on the date of grant using the binomial lattice model that incorporates a Monte Carlo simulation. The Fair Value for all other RSUs is the share price on the date of grant adjusted for the fair value of estimated dividends as the RSU holder is not entitled to dividends over the vesting period.
3    Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles.
4    ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles as well as the potential application of negative discretion.
5    Special one-time retention grant of Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria.
6    Special one-time retention grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria as well as the potential application of negative discretion.
7    Special one-time retention grant of time-based RSUs granted under the 2001 Equity Incentive Plan ("2001 Plan"). These RSUs vest one-third in December 2019, 2020 and 2021
8    RSUs vested on 16 September 2020 and on 16 March 2021 in accordance with grant terms.

James Hardie 2021 Annual Report on Form 20-F	56

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2020	Granted	Vested[1]	Lapsed	Holding at 30 April 2021[2]
J Truong	21-Aug-17	21-Aug-20	102,331	102,331	(102,331)	—	—
	21-Aug-17[3]	21-Aug-20	102,331	102,331	(34,111)	—	68,220
	17-Aug-18	17-Aug-21	91,659	91,659	—	—	91,659
	6-Sep-18	17-Aug-21	76,155	76,155	—	—	76,155
	31-Jan-19	17-Aug-21	28,558	28,558	—	—	28,558
	17-Aug-19	17-Aug-22	226,636	226,636	—	—	226,636
	17-Aug-20	17-Aug-23	—	246,394	—	—	246,394
J Miele	21-Aug-17	21-Aug-20	15,350	15,350	(6,805)	(8,545)	—
	17-Aug-18	17-Aug-21	18,332	18,332	—	—	18,332
	17-Aug-19	17-Aug-22	26,980	26,980	—	—	26,980
	25-Feb-20[4]	17-Aug-22	14,301	14,301	—	—	14,301
	17-Aug-20	17-Aug-23	—	31,907	—	—	31,907
S Gadd	21-Aug-17	21-Aug-20	81,865	81,865	(41,478)	(40,387)	—
	21-Aug-17[3]	21-Aug-20	81,865	81,865	(13,826)	(13,463)	54,576
	17-Aug-18	17-Aug-21	73,327	73,327	—	—	73,327
	17-Aug-19	17-Aug-22	86,337	86,337	—	—	86,337
	17-Aug-20	17-Aug-23	—	56,724	—	—	56,724
J Blasko	21-Aug-17	21-Aug-20	51,165	51,165	(15,690)	(35,475)	—
	17-Aug-18	17-Aug-21	45,829	45,829	—	—	45,829
	17-Aug-19	17-Aug-22	53,961	53,961	—	—	53,961
	17-Aug-20	17-Aug-23	—	35,452	—	—	35,452
R Kilcullen	21-Aug-17	21-Aug-20	40,932	40,932	(18,146)	(22,786)	—
	17-Aug-18	17-Aug-21	36,663	36,663	—	—	36,663
	17-Aug-19	17-Aug-22	43,169	43,169	—	—	43,169
	17-Aug-20	17-Aug-23	—	28,362	—	—	28,362

____________
1 Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2017-2079. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2019 Remuneration Report.
2 Scorecard LTI awards in respect of fiscal years 2019-2021 will vest on 17 August 2021. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 18 to 20 of this Remuneration Report.
3 Special one-time retention grant of Scorecard LTI awards granted under the LTIP, which are also subject to service-based vesting criteria.
4 Granted upon promotion to SVP, CFO; performance period ends 17 August 2022 with vesting one-third on 17 August 2022, 2023 and 2024.

James Hardie 2021 Annual Report on Form 20-F	57

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
There was no increase to the non-executive director fees in fiscal year 2021.

Position	Fiscal Year 2021 (US$)
Chairman	420,794
Board member	205,734
Audit Committee Chair	20,000
Remuneration Committee Chair	20,000
Nominating & Governance Committee Chair	20,000
Ad-hoc Board sub-committee attendance[1]	3,000
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

James Hardie 2021 Annual Report on Form 20-F	58

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

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2021 Annual Report on Form 20-F	59

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2021 and 2020
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2021 and 2020:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2021	432,794	703,651	3,873	1,140,318
Fiscal Year 2020	429,794	634,231	30,762	1,094,787
B Anderson
Fiscal Year 2021	129,950	—	—	129,950
Fiscal Year 2020	225,734	—	30,516	256,250
D Harrison
Fiscal Year 2021	231,734	112,498	1,195	345,427
Fiscal Year 2020	228,734	168,533	27,002	424,269
A Littley
Fiscal Year 2021	—	—	—	—
Fiscal Year 2020	76,796	—	487	77,283
R van der Meer
Fiscal Year 2021	—	—	—	—
Fiscal Year 2020	73,796	—	781	74,577
R Chenu[4]
Fiscal Year 2021	122,993	—	—	122,993
Fiscal Year 2020	208,734	—	1,811	210,545
A Gisle Joosen
Fiscal Year 2021	217,734	—	—	217,734
Fiscal Year 2020	208,734	—	16,621	225,355
P Lisboa
Fiscal Year 2021	217,093	—	—	217,093
Fiscal Year 2020	225,734	—	27,441	253,175
A Lloyd
Fiscal Year 2021	221,777	—	—	221,777
Fiscal Year 2020	205,734	511,305	34,337	751,376
R Rodriguez
Fiscal Year 2021	217,734	—	—	217,734
Fiscal Year 2020	211,734	—	20,680	232,414
M Nozari
Fiscal Year 2021	205,734	12,937	—	218,671
Fiscal Year 2020	80,417	—	22,248	102,665
N Stein
Fiscal Year 2021	190,072	—	—	190,072
Fiscal Year 2020	—	—	—	—
H Wiens
Fiscal Year 2021	181,430	—	—	180,430
Fiscal Year 2020	—	—	—	—
S Rowland
Fiscal Year 2021	31,565	—	—	31,565
Fiscal Year 2020	—	—	—	—
D Seavers
Fiscal Year 2021	31,565	—	—	31,565
Fiscal Year 2020	—	—	—	—
Total Compensation for Non-Executive Directors
Fiscal Year 2021	2,432,175	829,086	5,068	3,266,329
Fiscal Year 2020	2,175,941	1,314,069	212,686	3,702,696

James Hardie 2021 Annual Report on Form 20-F	60

____________
1Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for M Hammes for fiscal year 2021 relates to a supplemental compensation payment of (i) US$497,791 in relation to income for the year ended 31 December 2019; and (ii) US$205,860 in relation to income for the year ended 31 December 2020 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for D Harrison for fiscal year 2021 relates to a supplemental compensation payment of US$112,498 in relation to income for the year ending 31 December 2019 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for M Nozari for fiscal year 2021 relates to a supplemental compensation payment of US$12,937 in relation to income for the year ending 31 December 2019 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland, other costs connected with Board-related events paid for by the Company and tax services related to tax equalization benefits.
4In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.
Director Remuneration for the years ended 31 March 2021 and 2020

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Dr Truong) and director services is:

	Years Ended 31 March
(In US dollars)	2021	2020
Managerial Services[1]	$19,509,351	$5,862,529
Director Services[2]	3,472,063	3,908,420
	$22,981,414	$9,770,949
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for CEO J Truong.
2Includes compensation for all non-executive directors, which includes base, Chairman, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the former CEO's remuneration paid as fees for his service on the JHI plc Board in fiscal years 2021 and 2020.

James Hardie 2021 Annual Report on Form 20-F	61

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 30 April 2021 and 30 April 2020, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2021	CUFS at 30 April 2020	RSUs at 30 April 2021	RSUs at 30 April 2020
J Truong	61,669	—	678,114	596,682
J Miele	29,997	18,592	81,574	73,735
S Gadd	89,216	67,928	250,956	326,154
J Blasko	98,578	64,861	124,902	157,352
R Kilcullen	21,875	—	102,642	127,744

As of 30 April 2021 and 30 April 2020, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2021	CUFS at 30 April 2020
M Hammes [1]	44,109	44,109
A Gisle Joosen	3,920	3,920
D Harrison [2]	19,259	19,259
P Lisboa [3]	3,089	2,389
A Lloyd [4]	18,000	18,000
M Nozari [5]	10,000	1,000
R Rodriguez	270	—
S Rowland [6]	2,000	—
D Seavers [7]	81	—
N Stein [8]	3,653	—
H Wiens [9]	6,633	—
____________
135,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as ADSs in the name of Mr and Mrs Hammes.
22,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.
33,089 CUFS held as ADSs in the name of Mr Lisboa.
418,000 CUFS held as ADSs in the name of Ms Lloyd.
510,000 CUFS held as ADSs in the name of Mr Nozari.
62,000 CUFS held as ADSs in the name of Ms Rowland.
781 CUFS held as ADSs in the name of Mr Seavers.
83,400 CUFS held in the name of Mr Stein and 253 CUFS held as ADSs in the name of Mr Stein.
96,633 CUFS held as ADSs in the name of Mr Wiens.
Based on 444,288,874 shares of common stock outstanding at 30 April 2021 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2021 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2021, there were no options outstanding under any of the

James Hardie 2021 Annual Report on Form 20-F	62

Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.
Stock-Based Compensation Arrangements
At 31 March 2021, we had the following equity award plans:
•the LTIP; and
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

James Hardie 2021 Annual Report on Form 20-F	63

As of 31 March 2021, there were 2,013,210 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2021	Outstanding as of 31 March 2021
TSR - Retention	August 2017	246,903	42,591	74,070
ROCE - Retention	August 2017	136,440	14,327	40,932
TSR	August 2018	663,738	—	461,370
ROCE	August 2018	357,797	—	248,706
TSR	September 2018	49,381	—	49,381
ROCE	September 2018	25,385	—	25,385
TSR	August 2019	496,497	—	406,078
ROCE	August 2019	268,491	—	219,500
TSR	February 2020	6,676	—	6,676
ROCE	February 2020	4,767	—	4,767
TSR	August 2020	289,347	—	289,347
ROCE	August 2020	186,998	—	186,998
		Total Outstanding		2,013,210

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

As of 31 March 2021, there were 2,178,879 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2021
Scorecard - Retention	August 2017	122,796
Scorecard	August 2018	746,125
Scorecard	September 2018	76,155
Scorecard	January 2019	28,558
Scorecard	August 2019	629,947
Scorecard	February 2020	14,301
Scorecard	August 2020	560,997
		2,178,879
For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2021 Annual Report on Form 20-F	64

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

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2021, there were no options outstanding under the 2001 Plan.

James Hardie 2021 Annual Report on Form 20-F	65

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 358,922 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2021. As of 31 March 2021, there were 593,950 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2021	Outstanding as of 31 March 2021
December 2018	545,185	230,424	194,395
March 2019	72,608	35,461	28,890
June 2019	23,486	11,743	11,743
June 2020	330,961	1,024	318,077
August 2020	30,628		32,628
December 2020	7,792		7,792
February 2021	425		425
	Total Outstanding		593,950

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2021 Annual Report on Form 20-F	66

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
During fiscal year 2021, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2021.
Overall Approach to Corporate Governance
The Company operates under the regulatory requirements of numerous jurisdictions, including those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th Edition) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2021 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2021, except as otherwise noted below:
•Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated.

James Hardie 2021 Annual Report on Form 20-F	67

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
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2021.
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
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:
•appointing, removing and assessing the performance and remuneration of the CEO and CFO;
•the appointment and removal of the Company Secretary;
•succession planning for the Board and the CEO and defining the Company’s management structure and responsibilities;
•approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
•ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;

James Hardie 2021 Annual Report on Form 20-F	68

•convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
•approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
•approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;
•reviewing the authority levels of the CEO and management;
•approving the remuneration framework for the Company;
•overseeing corporate governance matters for the Company;
•approving corporate-level Company policies;
•considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management;
•oversight of sustainability-related topics and strategy; and
•any other matter which the Board considers appropriate to be approved by the Board.
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
•Audit Committee;
•Remuneration Committee; and
•Nominating and Governance Committee.
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

James Hardie 2021 Annual Report on Form 20-F	69

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

James Hardie 2021 Annual Report on Form 20-F	70

The following table provides the composition of each standing Board committee during fiscal year 2021, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	5	5				•	5	5	•	4	4
B Anderson[1]	3	3	•	3	3	•	2	1
R Chenu[2]	3	3				•	2	2	•	2	2
D Harrison	5	5	•	4	4	C	3	3	•	2	2
A Gisle Joosen	5	5	•	4	4
P Lisboa	5	5				•	5	5	•	2	2
A Lloyd	5	5	C	3	3	•	3	3	•	4	4
M Nozari	5	5				•	2	2	•	1	1
R Rodriguez	5	5							•	4	4
S Rowland[3]	2	2
D Seavers[4]	2	2
N Stein	5	5	•	4	4				C	2	2
H Wiens	5	5				•	4	4
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
1    B Anderson retired as director at 2020 Annual General Meeting.
2    R Chenu retired as director at 2020 Annual General Meeting.
3    S Rowland appointed as director in February 2021.
4    D Seavers appointed as director in February 2021.

Company Secretary
The Company Secretary is accountable to the Board through the Chair of the Board on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary. The duties required of the Company Secretary include:
•advising the Board and its committees on governance matters;
•monitoring that Board and committee policy and procedures are followed;
•coordinating the timely completion and dispatch of Board and committee papers;
•ensuring that the business at Board and committee meetings is accurately captured in the minutes; and
•helping to organize and facilitate the induction and professional development of directors.

James Hardie 2021 Annual Report on Form 20-F	71

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

In addition, when a director is being elected for the first time, the following information will be presented in the Notice of Meeting:
•material adverse information revealed by the checks the Company has performed about the director;
•details of any interest, position, association or influence in a material respect; and
•if the Board considers that the candidate if elected, will qualify as an independent director.
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
•a requirement to disclose directors’ interests and any matters which could affect the director’s independence;
•the requirement to comply with key corporate policies, including the Company’s Code of Conduct, its Anti-Bribery and Corruption Policy and its Insider Trading policy;
•the requirement to notify the Company of, or to seek the Company's approval before accepting, any new role that could impact upon the time commitment expected of the directors or give rise to a conflict of interest;
•the Company’s policy on when directors may seek independent professional advice at the expense of the Company;
•indemnity and insurance arrangements;
•ongoing rights of access to corporate information; and
•ongoing confidentiality obligations.
Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2021 were conducted in accordance with the process outlined above in April and May 2021. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2021 Annual Report on Form 20-F	72

Board & Board Committee's Performance Evaluation
The Nominating and Governance Committee oversees the Board and Board committee's evaluation process and makes recommendations to the Board. During fiscal year 2021, the process, which was undertaken in February 2021, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2021, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board.
Workplace Diversity

James Hardie is fully committed to becoming an inclusive and globally diverse workplace, free from any form of discrimination, prejudice, inequality or injustice, with a workforce that reflects the communities we operate in and the markets we serve. We believe fostering an environment where employees have a sense of belonging, feel comfortable and are able to do their best work, is part of our overall commitment to employee wellbeing. We recognize the value of the diverse perspectives, experiences, skills and capabilities of our global team and expect each of our employees will always be treated with respect whether in the plant, office or at a customer / vendor site and unequivocally reject any form of intolerance.
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

James Hardie 2021 Annual Report on Form 20-F	73

Details of diversity composition across various levels of the organization at the end of fiscal year 2021 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	36% (4 of 11)	55% (6 of 11)
US BUSINESS [2]
Senior leadership positions[3]	16% (26 of 162)	28% (46 of 162)
All management positions	16% (71 of 437)	33% (145 of 437)
Total workforce	12% (357 of 2,904)	40% (1,156 of 2,904)
NON-US BUSINESSES [4]
Senior leadership positions[3]	24% (14 of 58)
All management positions	17% (43 of 258)
Total workforce	17% (311 of 1,883)
____________
1Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.
2Includes US employees with diversity characteristics including gender, race or national origin.
3Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.
4Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.
The Board has a goal to maintain:
•diversity characteristics in excess of 30%; and
•women in excess of 20% among non-executive directors.

James Hardie 2021 Annual Report on Form 20-F	74

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2021, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2021 and the fiscal year 2022 plans.

Objectives	FY21 Actions and Outcomes	FY22 Plans
To promote a culture of inclusion and diversity (which includes ethnicity, gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds).
•Developed and launched a global inclusion and diversity program. Objectives are to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•Introduced and launched two new Employee Resource Groups in North America; one for Hispanic/Latino employees and the other for African/African American employees.
•Built/retrofit 4 new “mother’s rooms” with appropriate accommodations and refrigeration for lactating working mothers in our NA Headquarters building.
•In Asia Pacific, an Inclusion and Diversity survey was undertaken to establish base line demographic data and Inclusion and Diversity committees were established across each country in the APAC region with specific localized country plans developed targeting areas identified in the survey.
•Asia Pacific workplaces have been reviewed and where appropriate changes have been made to cater to diverse requirements (i.e. religious and nursing mother facilities).
•Europe launched periodic pulse checks for the first time to improve engagement and seek feedback regarding diversity from the European workforce.

•A global employee engagement survey will be launched and results reviewed with eye towards development of programs and initiatives to improve engagement, support diversity and further enhance our culture.
•Asia Pacific region will be implementing localized specific country plans for inclusion and diversity with a focus on education across the three countries.
•Install new locker rooms in Wijchen Netherlands plant as gender diversity at facility has progressed.

To ensure that recruitment and selection processes are based on merit.
•Continued showcasing diverse talent on LinkedIn and other recruiting platforms to attract more diverse talent into the organization.
•As of the end of FY21 total new hires in North America were 14% female, with 4 out of 11 (36%) open Leadership roles filled by women.
•Results for North America’s Engineering Development Program (EDP) recruits, 10 out of 28 (35%) hires were either female and/or diverse.
•Standardized assessments and interview methodology strategies were implemented in North America to enhance selection in recruiting diverse talent.
•In APAC, included a requirement for our agency panel participants to have a diverse and balanced shortlist for all roles in their service contract.

•Recruitment of diverse candidates for management roles will continue to be a focus across all global locations including requirements to have diverse candidates interview as part of each leadership opening globally.
•Require our temporary employee agency partners in APAC to have a diverse and balanced shortlist for all roles in their service contract.
•Introduce a scholarship program for high school students local to our operations in North America with diversity characteristics as one of the selection criteria in order to create a pipeline of local talent for our organization.

To provide talent management and development opportunities which provide equal opportunities for all current employees.
•Introduced global talent and organizational review processes for senior leadership roles to identify strengths, gaps and future succession.
•Rolled out new global leadership behaviors to all employees and included these behaviors as part of our annual performance management evaluation for each employee.
•Introduced global workforce planning process to determine key talent and staffing needs and skills needed on a future forward basis.
•Continued our Women’s Initiative Network group in North America and introduced new Hispanic/Latino and African/Africa American employee resource groups.
•In Australia, members of the management team have continued to participate in a women’s mentoring program as mentors and mentees.

•Conduct global talent and organizational review processes, including succession planning throughout the organization including levels below senior leadership.
•Introduce employee development opportunities for corporate and office staff according to balanced gender ratio in Europe.
•Introduce a women’s network in Europe and APAC, including outside speakers, development and networking opportunities.

James Hardie 2021 Annual Report on Form 20-F	75

Objectives	FY21 Actions and Outcomes	FY22 Plans
To reward and remunerate employees fairly across the globe.
•Conducted the annual employee wage benchmarking study to ensure remuneration is aligned with the Company remuneration philosophy. The study again included all corporate and plant locations.
•Conducted a global benefits review to better understand our offerings related to local market practice and our global population’s preferences and needs.
•The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. The WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act).

•Complete a global job structure and market-based pay review in order to standardize job levels and job titles across the organization. Review will include evaluating compensation and incentive levels to ensure we are competitive with the local markets where we operate.
•Asia Pacific will extend the WEGA gender pay review and analysis across all countries to identify any gender pay gaps and establish an action plan to address any issues identified.

To provide flexible work practices across the globe.
•Flexible working arrangements were offered across all global locations as job requirements allowed due to COVID-19 and continue to be discussed with employees throughout the organization.
•Paid Time-Off (PTO), family and parental leave programs were reviewed and evaluated in North America, with updated program proposed to better align with market and current best practices in FY22.
•In Asia Pacific, developed and launched Hardie Flex, a policy and guidelines to allow for flexible working arrangements where job requirements allow.
•Provided family services and employee assistance to assist in balancing work life for women and emergency cases in Europe.

•Introduce and implement new and updated PTO, family and parental leave programs in North America.
•Improve part time employment opportunities within and across certain roles in Europe.
•Review and update the APAC Hardie Families Policy as it has been in place for 24 months.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this report, the Board comprises eleven non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Director	Board tenure	Independence
Michael Hammes	7 February 2007	Independent non-executive Chair
Jack Truong	31 January 2019	Chief Executive Officer, Executive director
David Harrison	19 May 2008	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Anne Lloyd	4 November 2018	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	6 November 2019	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Harold Wiens	14 May 2020	Independent non-executive director
Suzanne B. Rowland	4 February 2021	Independent non-executive director
Dean Seavers	4 February 2021	Independent non-executive director

Mr Nigel Stein and Mr Harold Wiens were appointed to the Board on 14 May 2020. Ms Suzanne Rowland and Mr Dean Seavers were appointed to the Board on 4 February 2021. For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.
Mr Brian Anderson and Mr Russell Chenu retired as non-executive directors of the Board on 5 November 2020. These retirements were in line with the Board’s ongoing succession plan.

James Hardie 2021 Annual Report on Form 20-F	76

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

During fiscal year 2021, the Nominating and Governance Committee continued to execute its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts (including for the Chair of the Board), effective recruitment and smooth onboarding of new members (including any required transition). The plan is under regular review by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.

Board refreshment and renewal continued in fiscal year 2021 with the retirement of two non-executive directors and the appointment of four new non-executive directors. It is anticipated that during fiscal year 2022, further Board refreshment and renewal will take place.
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

James Hardie 2021 Annual Report on Form 20-F	77

conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.
During fiscal year 2021, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Jack Truong, as CEO of the Company, each of Michael Hammes, Andrea Gisle Joosen, David Harrison, Persio Lisboa, Anne Lloyd, Moe Nozari, Rada Rodriguez, Suzanne B. Rowland, Dean Seavers, Nigel Stein and Harold Wiens is independent.
In assessing Ms Lloyd’s independence, the Board considered her role as interim Chief Financial Officer of the Company for a six month period, from August 2019 to February 2020 and determined that notwithstanding her performing this role, given its short term nature she remains independent. The position held will not interfere with Ms Lloyd's capacity to bring an independent judgment to bear on issues before the Board and to act in the best interests of the Company as a whole.

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
The Board also believes that, notwithstanding the length of Mr Harrison's tenure, he remains independent in character and judgment and has not formed an association with management that could interfere with his ability to exercise independent judgment.
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

James Hardie 2021 Annual Report on Form 20-F	78

Key Board Skills and Experience

Skill and Experience	Definition
Executive leadership	•Successful business history at a senior executive level, including international business management.
Board experience	•Experience as a non-executive director of a listed company.
Succession planning	•Experience in identifying and growing talent to fill leadership and business-critical positions.
Strategy	•Demonstrable ability to develop and implement successful business strategy. •Experience in overseeing management for the delivery of strategic objectives.
Governance	•Awareness of global governance practices and trends. •Experience in the identification and resolution of regulatory issues across a wide range of jurisdictions.
Financial acumen/ Corporate finance
•Experience in financial accounting and reporting and evaluating financial risks and the adequacy of financial controls.
•Understanding of key financial drivers of business and corporate finance.
•Understanding of capital markets.

Risk management	•Experience in anticipating, evaluating and managing risks across various countries, regulatory systems or business environments.
Global experience
•Experience in developing and implementing successful and sustainable operational/ governance structures in new geographies and jurisdictions.
•Exposure to different political, cultural and regulatory business environments.

Health, safety and environmental
•Experience in a role with responsibility for the health and safety of employees.
•Experience implementing and improving health and safety processes/ management systems.
•Experience with social responsibility issues.

Human resources and executive remuneration
•Experience leading large, diverse and geographically distributed teams, promoting inclusion and diversity.
•Experience in talent management and culture.
•Senior executive role or board experience of remuneration frameworks that aim to attract and retain high caliber of executives and other employees.

Manufacturing	•Senior executive experience or technical experience in the manufacturing sector, including end-to-end supply chain and LEAN Manufacturing.
Market experience/ Customer Centricity/Innovation
•Experience in next generation insight, digital and customer experience.
•Experience in technical innovation and new product development.
•Experience in retail industry and merchandise expertise.
•Industry Knowledge.

Commercial Brand Management/ Marketing	•Experience in brand building and consumer marketing. •Experience in new products commercialization.

The Board regularly reviews its skills matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company. During the year, we identified retail experience as an area which could be strengthened on the Board and is a key consideration in the Board renewal process, which also aligns with the Company's strategic plan.

Information regarding Board diversity can be found in the “Workplace Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2021, the Nominating and Governance Committee noted that Ms Lloyd, who is considered a financial expert by virtue of her

James Hardie 2021 Annual Report on Form 20-F	79

qualifications and previous experience, serves on a total of three public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Ms Lloyd to effectively serve as Chair of the Company’s Audit Committee.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Nominating and Governance Committee

Director	Committee tenure	Independence
Nigel Stein – Committee Chair	21 October 2020	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Rada Rodriguez	13 November 2018	Independent non-executive director
Moe Nozari	7 February 2020	Independent non-executive director
Persio Lisboa	21 October 2020	Independent non-executive director
The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:
•identifying and recommending to the Board individuals qualified to become directors;
•overseeing the evaluation of the Board and senior management and formulating succession plans for the CEO, CFO and senior executives;
•assessing the independence of each director;
•reviewing the remuneration of directors;
•reviewing the conduct of the AGM; and
•performing a leadership role in shaping the Company’s culture and corporate governance policies.
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

James Hardie 2021 Annual Report on Form 20-F	80

Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2021.
Induction and Continuing Development
The Company has an induction program for new directors, tailored to their existing skills, knowledge and experience, to position them to discharge their responsibilities effectively and to add value. The program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

The Nominating and Governance Committee regularly assesses whether the directors as a group have the skills, knowledge and experience to deal with new and emerging business and governance issues and professional development is provided for identified gaps. For example, training on key accounting matters is provided through internal and external sources for directors with little accounting skills or knowledge.
In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations, regulatory environment and material developments in laws, including updates on topical developments from management and external experts.
Board Leadership Structure
In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chair of the Board. In his role as Chair of the Board, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chair of the Board, Mr Hammes also:
•provides leadership to the Board;
•chairs Board and shareholder meetings;
•facilitates Board discussions;
•monitors, evaluates and assesses the performance of the Board and Board committees; and
•is a member of and attends meetings of the Remuneration and Nominating and Governance committees.
At the behest of the Board, Mr Hammes remained heavily engaged in fiscal year 2021 in Company CEO and leadership assessment, succession, transition, and development.
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.

James Hardie 2021 Annual Report on Form 20-F	81

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
Principle 3: Instill a culture of acting lawfully, ethically and responsibly
The Company’s values and leadership behaviors are integral to our business and express the standards and behaviors expected of directors, senior executives and employees:
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

James Hardie 2021 Annual Report on Form 20-F	82

reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2021.
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

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +1 312 705 6164. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel, Chief Compliance Officer and Company Secretary in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
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

James Hardie 2021 Annual Report on Form 20-F	83

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
Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Anne Lloyd – Committee Chair	4 November 2018 - 26 August 2019, 1 June 2020; Chair since 7 August 2020	Independent non-executive director
David Harrison	18 August 2008	Independent non-executive director
Andrea Gisle Joosen	20 March 2015	Independent non-executive director
Nigel Stein	1 June 2020	Independent non-executive director
Suzanne B. Rowland	6 November 2020	Independent non-executive director
Dean Seavers	6 November 2020	Independent non-executive director
The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:
•overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk;
•exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•reviewing the Company’s compliance with legal and regulatory requirements; and
•establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.
A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2021 Annual Report on Form 20-F	84

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

All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Harrison, Ms Lloyd and Mr Stein qualify as “audit committee financial experts". Ms Lloyd transitioned into the role of Chair of the Audit Committee, in August 2020 prior to Mr Anderson’s retirement from the Board at the conclusion of the 2020 Annual General meeting in November. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
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

James Hardie 2021 Annual Report on Form 20-F	85

Management Representations
Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:
•the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and
•this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.
Principle 5: Make Timely and Balanced Disclosure
Continuous Disclosure and Market Communication
The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASIC and ASX) and the United States (SEC and NYSE).
The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:
•understand the Company’s strategy and assess the quality of its management;
•examine the Company’s financial position and the strength of its growth prospects; and
•receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

Furthermore, the Company releases any new and substantive investor or analyst presentation on the ASX Market Announcements Platform ahead of the presentation.
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2021. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).
Principle 6: Respect the Rights of Security Holders
Communication
The Company is committed to communicating effectively with the Company’s shareholders and engaging them through its dedicated investor relations program that includes:
•making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•audio webcasts of other management briefings and the annual shareholder meeting;
•a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
•site visits and briefings on strategy for investment analysts;

James Hardie 2021 Annual Report on Form 20-F	86

•regular engagement with institutional shareholders to discuss a wide range of governance issues;
•an email alert service to advise shareholders and other interested parties of announcements and other events; and
•equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.
Shareholders can also elect to receive communications from the Company and its share registry, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (www.ir.jameshardie.com.au).
Annual General Meeting
The 2020 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2021 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2021 AGM will be set out in the 2021 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
Each shareholder (other than an ADS holder) has the right to:
•attend the AGM virtually, in person or by proxy;
•speak at the AGM; and
•exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.
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
Principle 7: Recognize and Manage Risk
Risk Management Objectives
The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:
•the Company’s principal strategic, operational and financial risks are identified and assessed;
•the Company’s risk appetite for each risk is considered;
•effective systems are in place to monitor and manage risks; and
•reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

James Hardie 2021 Annual Report on Form 20-F	87

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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2021. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2021, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2021. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
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

James Hardie 2021 Annual Report on Form 20-F	88

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
•engagement with members of the Risk Management Committee, at least quarterly, to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committee’s assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
•a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;
•quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•an internal audit department with a direct reporting line to the Chair of the Audit Committee;
•regular monitoring of the liquidity and status of the Company’s finance facilities;
•maintaining an appropriate global insurance program;
•maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and
•implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

The Company has a steering committee in place to address matters relating to Environmental, Social and Governance ("ESG"). In 2020 and 2021, in line with the Company's ESG roadmap objectives, targets and initiatives were set, a review of the Company's systems and processes took place and the Company published a Sustainability Overview as part of our Annual Review in August 2020.
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

James Hardie 2021 Annual Report on Form 20-F	89

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
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
David Harrison – Committee Chair	26 October 2020; Chair since 26 October 2020	Independent non-executive director
Michael Hammes	16 November 2009	Independent non-executive Chair
Persio Lisboa	9 August 2018	Independent non-executive director
Harold Wiens	1 June 2020	Independent non-executive director
Anne Lloyd	26 October 2020	Independent non-executive director

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:
•administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans for senior management;
•reviews the remuneration framework for the Company; and
•makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2021 are disclosed in "Section 1 – Remuneration Report" of this Annual Report.

James Hardie 2021 Annual Report on Form 20-F	90

SECTION 2
READING THIS REPORT
Forward-Looking Statements
This Annual Report contains forward-looking statements. The Company may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•statements about the Company’s future performance;
•projections of the Company’s results of operations or financial condition;
•statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•expectations concerning dividend payments and share buy-backs;
•statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
•statements regarding the effect and consequences of the COVID-19 public health crisis;
•statements regarding tax liabilities and related audits, reviews and proceedings;
•statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
•expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

James Hardie 2021 Annual Report on Form 20-F	91

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
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, including the accounting policies affecting our financial condition and results of operations, which are fully described in Note 1 to our consolidated financial statements, presented later in this Annual Report.
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

James Hardie 2021 Annual Report on Form 20-F	92

Our Management's Discussion and Analysis is presented in the following sections and should be read in conjunction with our consolidated financial statements and the related notes, presented later in this Annual Report:

•Critical Accounting Estimates
•Operating Results
•Liquidity and Capital Allocation
•Outlook and Trend Information
Critical Accounting Estimates
As stated in Note 1 to our consolidated financial statements, the preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein.
We have identified the following most critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

Accounting for the AFFA

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”). Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2073.
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
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2073, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

James Hardie 2021 Annual Report on Form 20-F	93

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
Accrued Warranty Reserve
We have offered, and continue to offer, various warranties on our products. Because our fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.
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

James Hardie 2021 Annual Report on Form 20-F	94

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

James Hardie 2021 Annual Report on Form 20-F	95

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

James Hardie 2021 Annual Report on Form 20-F	96

Operating Results
Year ended 31 March 2021 compared to year ended 31 March 2020

US$ Millions (except volume and per share data)	FY21	FY20	Change %
Volume (mmsf)	4,131.4	3,841.7	8

Net sales	$2,908.7	$2,606.8	12
Cost of goods sold	(1,857.0)	(1,673.1)	(11)
Gross profit	1,051.7	933.7	13

Selling, general and administrative expenses	(389.6)	(415.8)	6
Research and development expenses	(34.3)	(32.8)	(5)
Restructuring expenses	(11.1)	(84.4)	87
Asbestos adjustments	(143.9)	(58.2)
Operating income	472.8	342.5	38

Interest, net	(47.8)	(54.4)	12
Loss on early debt extinguishment	(13.1)	—
Other income (expense)	0.1	(0.1)
Income before income taxes	412.0	288.0	43
Income tax expense	(149.2)	(46.5)
Net income	$262.8	$241.5	9

Earnings per share - basic	$0.59	$0.55
Earnings per share - diluted	$0.59	$0.54

Net sales increased 12% to US$2,908.7 million, driven by higher volumes and average net sales price in all of our operating segments.

Gross profit of US$1,051.7 million increased 13%, in line with the 12% increase in our consolidated net sales.

Selling, general and administrative ("SG&A") expenses decreased 6% primarily driven by global cost containment actions, partially offset by higher legal fees and stock compensation expenses.

R&D expenses increased 5%, due to our continued strategic focus on innovation.

Restructuring expenses for fiscal year 2021 consist solely of severance costs incurred in the first quarter related to a reduction in headcount across all regions. Fiscal year 2020 costs primarily relate to impairments of our Penrose, New Zealand and Summerville, USA plants, as well as impairment expenses for other non-core assets.

Asbestos adjustments primarily reflect the unfavorable effect of foreign exchange on Asbestos net liabilities of US$123.0 million, and the unfavorable movement in the actuarial adjustment.

Interest, net decreased due to the repayment of our revolving credit facility in the first quarter, as well as the voluntary redemption of our 2025 senior unsecured notes in January 2021.

Loss on early debt extinguishment consists solely of costs associated with the voluntary redemption of our 2025 senior unsecured notes, specifically US$9.5 million of call redemption premiums and US$3.6 million related to the acceleration of unamortized financing costs.

James Hardie 2021 Annual Report on Form 20-F	97

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY21	FY20	Change
Volume (mmsf)	2,713.4	2,481.6	9%
Average net sales price per unit (per msf)	US$745	US$725	3%

Fiber cement net sales	2,040.2	1,816.4	12%
Gross profit			12%
Gross margin (%)			(0.1 pts)
Operating income	585.5	429.3	36%
Operating income margin (%)	28.7	23.6	5.1 pts
Restructuring expenses	2.5	41.2	94%
Operating income excluding restructuring expenses	588.0	470.5	25%
Operating income margin (%) excluding restructuring expenses	28.8	25.9	2.9 pts

FY21 vs FY20

Net sales increased 12%, primarily driven by strong exteriors volume growth of 11%. The 3% increase in average net sales price was primarily driven by favorable product mix and strategic pricing increases during the year.

The slight decrease in gross margin is comprised of the following components:

Higher production and distribution costs	(1.9	pts)
Higher average net sales price	1.8	pts
Total percentage point change in gross margin	(0.1	pts)

Higher production and distribution costs primarily resulted from unfavorable freight costs and start-up costs related to the greenfield expansion in Prattville, Alabama, partially offset by lower pulp costs and lean manufacturing savings.

SG&A expenses decreased, driven by cost containment actions, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 3.0 percentage points.

Restructuring expenses of US$2.5 million consist solely of severance costs recorded in the first quarter related to a reduction in headcount across the region in order to strategically realign our resources. In the prior year, restructuring expenses of US$41.2 million includes an impairment of US$12.0 million associated with our Summerville plant, as well as US$29.2 million related to a variety of non-core assets.

Operating income margin increased 5.1 percentage points to 28.7%, driven by lower SG&A expenses as a percentage of sales and lower restructuring expenses.

James Hardie 2021 Annual Report on Form 20-F	98

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY21	FY20	Change
Volume (mmsf)	542.0	532.6	2%
Average net sales price per unit (per msf)	US$762	US$700	9%

Fiber cement net sales	458.2	418.4	10%
Gross profit			18%
Gross margin (%)			2.7 pts
Operating income	124.8	58.5
Operating income margin (%)	27.2	14.0	13.2 pts
Restructuring expenses	3.4	36.3	91%
Operating income excluding restructuring expenses	128.2	94.8	35%
Operating income margin (%) excluding restructuring expenses	28.0	22.7	5.3 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY21	FY20	Change
Volume (mmsf)	542.0	532.6	2%
Average net sales price per unit (per msf)	A$1,056	A$1,027	3%

Fiber cement net sales	635.2	614.1	3%
Gross profit			11%
Gross margin (%)			2.7	pts
Operating income	172.4	80.8
Operating income margin (%)	27.2	14.0	13.2	pts
Restructuring expenses	4.9	58.3	92%
Operating income excluding restructuring expenses	177.3	139.1	27%
Operating income margin (%) excluding restructuring expenses	28.0	22.7	5.3	pts

FY21 vs FY20 (A$)

Net sales increased 3%, as strong results in the last nine months of the fiscal year more than offset the lower volumes in the first quarter due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 3% increase in the average net sales price was driven by product and geographic mix, as well as our strategic price increases in Australia and New Zealand during the first quarter.

James Hardie 2021 Annual Report on Form 20-F	99

The increase in gross margin can be attributed to the following components:

Higher average net sales price	1.6	pts
Lower production and distribution costs	1.1	pts
Total percentage point change in gross margin	2.7	pts

Lower production and distribution costs were driven by favorable plant performance, partially offset by the unfavorable absorption of manufacturing costs on lower production volumes due to the idled facilities in the Philippines and New Zealand in the first quarter.

SG&A expenses decreased, primarily driven by cost containment actions, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.5 percentage points.

Restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to consolidate Australia and New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region to realign our resources. In the prior year, restructuring expenses of A$58.3 million primarily relates to our decision to close our Penrose, New Zealand plant, as well as our James Hardie Systems business.

Operating income margin of 27.2% represents an increase of 13.2 percentage points, primarily driven by lower restructuring expenses, as well as a higher gross margin and lower SG&A expenses as a percentage of sales.

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY21	FY20	Change
Volume (mmsf)	876.0	827.5	6%
Average net sales price per unit (per msf)	US$365	US$345	6%

Fiber cement net sales	55.3	48.0	15%
Fiber gypsum net sales[1]	355.0	323.4	10%
Net sales	410.3	371.4	10%
Gross profit			9%
Gross margin (%)			(0.3	pts)
Operating income	37.6	11.2
Operating income margin (%)	9.2	3.0	6.2	pts
Restructuring expenses	5.1	5.5	7%
Operating income excluding restructuring expenses	42.7	16.7
Operating income margin (%) excluding restructuring expenses	10.4	4.5	5.9 pts
____________
1Also includes cement bonded board net sales.

James Hardie 2021 Annual Report on Form 20-F	100

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY21	FY20	Change
Volume (mmsf)	876.0	827.5	6%
Average net sales price per unit (per msf)	€312	€311	—%

Fiber cement net sales	47.2	43.3	9%
Fiber gypsum net sales[1]	303.4	290.9	4%
Net sales	350.6	334.2	5%
Gross profit			3%
Gross margin (%)			(0.3	pts)
Operating income	31.4	10.0
Operating income margin (%)	9.2	3.0	6.2	pts
Restructuring expenses	4.5	4.9	8%
Operating income excluding restructuring expenses	35.9	14.9
Operating income margin (%) excluding restructuring expenses	10.4	4.5	5.9	pts
____________
1Also includes cement bonded board net sales.

FY21 vs FY20 (€)

Net sales increased 5%, driven by increases in fiber cement and fiber gypsum net sales of 9% and 4%, respectively. These increases were primarily driven by our continued execution of our shift to a customer integrated approach in the last nine months, partially offset by the 12% decrease in the first quarter resulting from the COVID-19 government enforced lockdowns.
The decrease in gross margin is attributed to the following components:

Higher production and distribution costs	(0.6	pts)
Higher average net sales price	0.3	pts
Total percentage point change in gross margin	(0.3	pts)

Higher production and distribution costs resulted primarily from the unfavorable absorption of manufacturing costs on lower production volumes in the first quarter, including the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany, partially offset by lean manufacturing savings.

SG&A expenses decreased due to lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 6.3 percentage points.

Restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources. In the prior year, restructuring expenses primarily relate to the impairment of non-core assets.

Operating income margin of 9.2% increased 6.2 percentage points, driven by lower SG&A expenses as a percentage of sales.

James Hardie 2021 Annual Report on Form 20-F	101

General Corporate
Results for General Corporate were as follows:

US$ Millions	FY21	FY20	Change %
General Corporate SG&A expenses	$(101.1)	$(68.2)	(48)
Asbestos:
Asbestos adjustments	(143.9)	(58.2)
AICF SG&A expenses	(1.2)	(1.7)	29
Restructuring expenses	—	(1.4)
General Corporate operating loss	$(246.2)	$(129.5)	(90)

General Corporate SG&A expenses increased US$32.9 million, driven by higher stock compensation expenses due to the increase in our stock price, as well as higher legal fees.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, as well as the annual actuarial adjustment recorded in line with KPMGA's actuarial report.

The AUD/USD spot exchange rates are shown in the table below:

FY21		FY20
31 March 2020	0.6177	31 March 2019	0.7096
31 March 2021	0.7601	31 March 2020	0.6177
Change ($)	0.1424	Change ($)	(0.0919)
Change (%)	23	Change (%)	(13)

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY21	FY20
Increase in actuarial estimate	$(32.5)	$(128.0)
Effect of foreign exchange rate movements	(123.0)	69.0
Gain on foreign currency forward contracts	11.7	0.8
Other	(0.1)	—
Asbestos adjustments	$(143.9)	$(58.2)
The increase in the actuarial adjustment for fiscal year 2021 is due to the annual inflation adjustment, partially offset by favorable claims reporting and lower claims sizes.
During fiscal year 2021, mesothelioma claims reporting activity was favorable compared to actuarial expectations and the prior year, primarily driven by lower direct claims which typically cost significantly more than cross claims. In addition, as claimants' ages continue to increase, this has had a favorable effect on average claim size. As a result of these lower mesothelioma claims and lower average claims size, Asbestos gross cash outflows of A$153.7 million for fiscal year 2021 were 10% below the actuarial expectation. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of

James Hardie 2021 Annual Report on Form 20-F	102

the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.

Readers are referred to Note 12 to our consolidated financial statements for further information on asbestos.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY21	FY20	Change %
Claims received	545	657	17
Direct claims	392	449	13
Cross claims	153	208	26
Actuarial estimate for the period	624	564	(11)
Difference in claims received to actuarial estimate	79	(93)

Average claim settlement (A$)	248,000	277,000	10
Actuarial estimate for the period (A$)	296,000	306,000	3
Difference in claims paid to actuarial estimate	48,000	29,000

For the fiscal year ended 31 March 2021, we noted the following related to asbestos-related claims:

•Net cash outflow was 13% below actuarial expectations;
•Gross cash outflow was 10% below actuarial expectations;
•Total claims received were 13% below actuarial expectations and 17% below fiscal year 2020;
•Mesothelioma claims reported were 9% below actuarial expectations and 13% below fiscal year 2020;
•Number of claims settled were 8% below actuarial expectations and 3% below fiscal year 2020;
•Average claim settlement was 16% below actuarial expectations and 10% below fiscal year 2020; and
•Average claim settlement sizes were lower than actuarial expectations for all mesothelioma age groups.

Interest, net

US$ Millions	FY21	FY20	Change %
Gross interest expense	$(58.0)	$(66.9)	13
Capitalized interest	9.5	9.5	—
Interest income	0.2	1.6	(88)
Net AICF interest income	0.5	1.4	(64)
Interest, net	$(47.8)	$(54.4)	12

Gross interest expense decreased US$8.9 million, primarily due to the repayment of our revolving credit facility in the first quarter and the redemption of our 2025 senior unsecured notes in the fourth quarter.

James Hardie 2021 Annual Report on Form 20-F	103

Income Tax Expense

	FY21	FY20
Income tax expense (US$ Millions)	(149.2)	(46.5)
Effective tax rate (%)	36.2%	16.1
The effective tax rate increased 20.1 percentage points, primarily due to Asbestos and tax adjustments and a change in geographic mix.
Year ended 31 March 2020 compared to year ended 31 March 2019

Readers are referred to the "Management's Discussion and Analysis" in Section 2 our fiscal year 2020 Form 20-F filed with the SEC on 19 May 2020 for comparative analysis relating to fiscal years 2020 and 2019.
Liquidity and Capital Allocation
Overview

Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 13 to our consolidated financial statements. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.

Our cash position increased by US$64.1 million, from US$144.4 million at 31 March 2020 to US$208.5 million at 31 March 2021.

Our gross debt balance reduced from US$1,370.7 million at 31 March 2020, to US$868.3 million as of 31 March 2021, primarily a result of our voluntary redemption of our US$400.0 million 2025 senior unsecured notes. In addition, at 31 March 2021, we had no amounts drawn from our US$500.0 million unsecured revolving facility, compared to US$130.0 million at 31 March 2020. Subsequent to 31 March 2021, we drew US$110.0 million under our revolving credit facility to partially fund the payment of the fiscal year 2021 special dividend.

Sources of Liquidity

During fiscal year 2021, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2021 to reduce our debt, fund expansion, renovation and maintenance of production capacity, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.

James Hardie 2021 Annual Report on Form 20-F	104

There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. For more detailed discussion on these restrictions, see “Section 3 – Risk Factors.” Even with these restrictions, based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Cash Flow

	FY21	FY20	Change	Change %
Net cash provided by operating activities	$786.9	$451.2	$335.7	74
Net cash used in investing activities	(120.4)	(203.8)	83.4	41
Net cash used in financing activities	(540.2)	(179.0)	(361.2)
Significant sources and uses of cash during fiscal year 2021 included:
•Cash provided by operating activities:
◦Higher net sales and profitability in each of our regions led to net income, adjusted for non-cash items, of US$692.4 million;
◦Working capital improvements: US$98.7 million related to a reduction in inventory as we continue to execute our strategy to integrate our supply chain with our customers, and US$6.6 million due to improvements in accounts receivable and accounts payable balances;
◦US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") tax refund of US$64.8 million; and
◦Asbestos claims paid of US$105.3 million.
•Cash used in investing activities:
◦Capital expenditures of US$110.7 million, primarily related to capacity expansion in Prattville, Alabama and Carole Park, Australia, as well as other maintenance projects.
•Cash used in financing activities:
◦Repayment of entire US$130.0 million balance on our revolving credit facility;
◦Redemption of US$400.0 million 2025 senior unsecured notes; and
◦Payment of US$9.5 million call premium to note holders.

James Hardie 2021 Annual Report on Form 20-F	105

Borrowings
At 31 March 2021 and 2020, our borrowings were US$858.6 million US$1,354.6 million, respectively. See the following table for a summary of our borrowings:

(Millions of US dollars)	31 March 2021	31 March 2020
Senior unsecured notes:
Principal amount 4.750% notes due 2025	$—	$400.0
Principal amount 3.625% notes due 2026 (€400.0 million)	468.3	440.7
Principal amount 5.000% notes due 2028	400.0	400.0
Total	868.3	1,240.7

Unsecured revolving credit facility	—	130.0

Unamortized debt issuance costs	(9.7)	(16.1)
Total Long-term debt	$858.6	$1,354.6

Weighted average interest rate of Long-term debt	4.3%	4.3%

Interest on our 3.625% notes due 2026 is payable semi-annually in arrears on 1 October and 1 April of each year. Interest on our 5.000% notes due 2028 is payable semi-annually in arrears on 15 January and 15 July of each year.

As of 31 March 2021, we had a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin. The Revolving Credit Facility's amended expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million. At 31 March 2021, the Company had outstanding borrowings of nil, and US$4.7 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$495.3 million of available borrowing capacity under the Revolving Credit Facility.

Readers are referred to Note 10 of our 31 March 2021 consolidated financial statements for further information on our borrowings.

Capital Expenditures and Lease Obligations

Our total capital expenditures for fiscal years 2021 and 2020 were US$110.7 million and US$193.8 million, respectively. We expect our capital expenditures to be approximately US$250.0 million annually for the next three fiscal years.

Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2021 and 2020.

Refer to Note 8 of our 31 March 2021 consolidated financial statements for our future lease payments for non-cancellable leases at 31 March 2021.

James Hardie 2021 Annual Report on Form 20-F	106

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:
•Preserve strong liquidity position and financial flexibility;
•Invest in capacity expansion and market led innovation to support organic growth;
•Maintain leverage ratio of 1-2x; and
•Return capital to shareholders
◦Returned over US$300 million through special dividend in April 2021
◦Reinstating ordinary dividends in fiscal year 2022, beginning with a half-year dividend to be declared in November 2021.

AICF funding
We funded US$153.3 million to AICF during fiscal year 2021, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed approximately A$1,571.0 million to the fund.

We anticipate that we will make contributions totaling approximately US$252.6 million to AICF during fiscal year 2022. This amount represents 35% of our free cash flow of US$721.6 million. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$786.9 million to 2004 US GAAP, a US$65.3 million adjustment is required.

Readers are referred to Notes 1 and 12 to our consolidated financial statements for further information on asbestos.
Outlook and Trend Information
James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, and the continuing impact of the pandemic on James Hardie’s business and future financial performance still remains uncertain.
We expect growth in US residential end markets to continue into fiscal year 2022. A number of external factors will contribute to demand for our products, including improvement in United States’ GDP, lower unemployment level, improvement in consumer confidence levels, sustainable household debt levels, historically low interest rates, stability in home prices and new household formation. Our expanded focus for fiscal year 2022 and beyond is to execute on the three strategic initiatives that we introduced in February 2021. This includes commercializing global product innovation, further penetrating into existing and new market opportunities, and extending the James Hardie brand from a premium professional brand into a market-leading consumer brand. We are on or ahead of plan for each of these initiatives.

We are the largest fiber cement producer in North America with ten plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can manufacture and deliver the volume required on a timely basis. The plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have fluctuated year over year and we are actively engaged in mitigating actions to moderate any future increases.

In Australia, it is anticipated that our addressable underlying market will increase in fiscal year 2022 compared to fiscal year 2021. Net sales from our Australian business are expected to trend above the

James Hardie 2021 Annual Report on Form 20-F	107

average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.

We expect our Europe Building Product segment to achieve year on year net sales and operating income margin growth.

James Hardie Industries plc - Consolidated Financial Statements	108

Report of Independent Registered Public Accounting Firm	109

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended 31 March 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 18 May 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm	110

Asbestos Liability Valuation
Description of the Matter
At 31 March 2021, the aggregate asbestos liability was US$1,135.8 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
18 May 2021

James Hardie Industries plc - Consolidated Balance Sheets	111

(Millions of US dollars)	31 March 2021	31 March 2020
Assets
Current assets:
Cash and cash equivalents	$208.5	$144.4
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	104.9	36.4
Restricted short-term investments - Asbestos	26.6	21.6
Accounts and other receivables, net	333.2	363.3
Inventories	218.3	305.1
Prepaid expenses and other current assets	38.9	26.1
Insurance receivable - Asbestos	6.6	5.0
Workers’ compensation - Asbestos	1.6	1.5
Total current assets	943.6	908.4
Property, plant and equipment, net	1,372.3	1,341.7
Operating lease right-of-use-assets	46.4	40.5
Finance lease right-of-use-assets	2.7	1.7
Goodwill	209.3	196.9
Intangible assets, net	173.9	166.7
Insurance receivable - Asbestos	42.9	38.5
Workers’ compensation - Asbestos	20.3	20.7
Deferred income taxes	906.8	989.4
Deferred income taxes - Asbestos	367.4	319.1
Other assets	3.4	4.7
Total assets	$4,089.0	$4,028.3
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$307.0	$274.7
Accrued payroll and employee benefits	112.5	87.1
Operating lease liabilities	7.8	14.3
Finance lease liabilities	1.0	0.5
Accrued product warranties	6.0	7.0
Income taxes payable	6.6	8.9
Asbestos liability	122.2	103.9
Workers’ compensation - Asbestos	1.6	1.5
Dividends payable	303.7	—
Other liabilities	32.7	12.1
Total current liabilities	901.1	510.0
Long-term debt	858.6	1,354.6
Deferred income taxes	86.3	81.9
Operating lease liabilities	53.3	41.4
Finance lease liabilities	1.9	1.5
Accrued product warranties	33.6	35.4
Income taxes payable	4.7	21.3
Asbestos liability	1,013.6	882.5
Workers’ compensation - Asbestos	20.3	20.7
Other liabilities	54.8	43.7
Total liabilities	3,028.2	2,993.0
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 444,288,874 shares issued and outstanding at 31 March 2021 and 443,144,740 shares issued and outstanding at 31 March 2020	231.4	230.6
Additional paid-in capital	224.6	207.3
Retained earnings	611.4	659.5
Accumulated other comprehensive loss	(6.6)	(62.1)
Total shareholders’ equity	1,060.8	1,035.3
Total liabilities and shareholders’ equity	$4,089.0	$4,028.3
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	112

	Years Ended 31 March
(Millions of US dollars, except per share data)	2021	2020	2019
Net sales	$2,908.7	$2,606.8	$2,506.6
Cost of goods sold	(1,857.0)	(1,673.1)	(1,675.6)
Gross profit	1,051.7	933.7	831.0
Selling, general and administrative expenses	(389.6)	(415.8)	(403.6)
Research and development expenses	(34.3)	(32.8)	(37.9)
Restructuring expenses	(11.1)	(84.4)	(15.9)
Asbestos adjustments	(143.9)	(58.2)	(22.0)
Operating income	472.8	342.5	351.6
Interest, net	(47.8)	(54.4)	(50.1)
Loss on early debt extinguishment	(13.1)	—	(1.0)
Other income (expense)	0.1	(0.1)	0.1
Income before income taxes	412.0	288.0	300.6
Income tax expense	(149.2)	(46.5)	(71.8)
Net income	$262.8	$241.5	$228.8
Income per share:
Basic	$0.59	$0.55	$0.52
Diluted	$0.59	$0.54	$0.52
Weighted average common shares outstanding (Millions):
Basic	443.7	442.6	441.9
Diluted	445.4	444.1	443.0
Comprehensive income, net of tax:
Net income	$262.8	$241.5	$228.8
Cash flow hedges	—	—	(0.1)
Pension adjustments	(0.4)	0.8	—
Currency translation adjustments	55.9	(32.6)	(28.9)
Comprehensive income	$318.3	$209.7	$199.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	113

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
Cash Flows From Operating Activities
Net income	$262.8	$241.5	$228.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	135.0	131.5	119.4
Lease expense	17.0	18.1	—
Deferred income taxes	85.8	64.0	12.7
Stock-based compensation	18.0	10.3	12.5
Asbestos adjustments	143.9	58.2	22.0
Excess tax benefits from share-based awards	(3.5)	(0.4)	—
Restructuring expenses	—	77.4	15.9
Loss on early debt extinguishment	13.1	—	1.0
Other, net	20.3	17.2	16.3
Changes in operating assets and liabilities:
Accounts and other receivables	46.4	(118.6)	(18.1)
Inventories	98.7	3.2	(28.6)
Lease assets and liabilities, net	(19.1)	(15.6)	—
Prepaid expenses and other assets	(14.2)	(2.6)	(1.7)
Insurance receivable - Asbestos	5.8	7.6	4.8
Accounts payable and accrued liabilities	25.0	45.1	3.5
Claims and handling costs paid - Asbestos	(106.4)	(105.6)	(108.8)
Income taxes payable	(14.7)	(11.0)	8.8
Other accrued liabilities	73.0	30.9	15.5
Net cash provided by operating activities	$786.9	$451.2	$304.0
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(110.7)	$(193.8)	$(317.5)
Proceeds from sale of property, plant and equipment	1.6	8.0	—
Capitalized interest	(9.5)	(9.5)	(5.4)
Acquisition of business, net of cash acquired	—	—	(558.7)
Purchase of restricted short-term investments - Asbestos	(25.0)	(75.5)	(89.1)
Proceeds from restricted short-term investments - Asbestos	23.2	67.0	106.3
Net cash used in investing activities	$(120.4)	$(203.8)	$(864.4)
Cash Flows From Financing Activities
Proceeds from credit facilities	$—	$330.0	$230.0
Repayments of credit facilities	(130.0)	(350.0)	(180.0)
Proceeds from 364-day term loan facility	—	—	492.4
Repayments of 364-day term loan facility	—	—	(458.8)
Proceeds from senior unsecured notes	—	—	458.8
Debt issuance costs	—	—	(6.1)
Repayment of senior unsecured notes	(400.0)	—	—
Call redemption premium paid to note holders	(9.5)	—	—
Proceeds from issuance of shares	0.1	—	—
Repayment of finance lease obligations and borrowings	(0.8)	(0.4)	—
Dividends paid	—	(158.6)	(172.1)
Net cash (used in) provided by financing activities	$(540.2)	$(179.0)	$364.2
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$6.3	$(6.2)	$6.6
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	132.6	62.2	(189.6)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.8	123.6	313.2
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$318.4	$185.8	$123.6
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$18.0	$8.3	$25.9
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$56.4	$61.5	$57.0
Cash (refund) payment during the year for income taxes, net	$(3.7)	$52.5	$26.3
Cash paid to AICF	$153.3	$108.9	$103.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity (Deficit)	114

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$(1.3)	$(221.5)
Net income	—	—	228.8	—	228.8
Other comprehensive loss	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	12.5
Adoption of ASU 2016-16	—	—	1,160.3	—	1,160.3
Dividends declared	—	—	(176.7)	—	(176.7)
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	262.8	—	262.8
Other comprehensive gain	—	—	—	55.5	55.5
Stock-based compensation	0.8	17.2	—	—	18.0
Issuance of ordinary shares	—	0.1	—	—	0.1
Dividends declared	—	—	(310.9)	—	(310.9)
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	115

1.  Organization and Significant Accounting Policies
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
Certain prior period amounts have been reclassified to conform to the current period presentation.
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
For the fiscal years ended 31 March 2021, 2020 and 2019, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

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
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents, other than those amounts directly related to the AICF, generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	5 to 50
Buildings Improvements	1 to 40
Leasehold Improvements	1 to 40
Machinery and Equipment	1 to 30
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Debt
The Company’s debt consists of an unsecured revolving credit facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 13 for the Company’s fair value considerations.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

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
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Asbestos adjustments, Other income (expense) and Selling, general and administrative expenses at each measurement date. The Company does not use derivatives for trading purposes.

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
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Forfeitures of stock-based awards are accounted for as they occur. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSUs”) has been satisfied.
For RSUs subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.
For RSUs subject to a performance vesting condition, the vesting of these units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.
For RSUs subject to a market vesting condition, the vesting of these units is based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the test date. The fair value of each of these units is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
For cash settled units ("CSUs"), compensation expense is recognized based upon an estimate of the number of awards that are expected to vest and the fair market value of JHI plc’s common stock on the date of the grant. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
Loss Contingencies
The Company recognizes a liability for asserted and unasserted claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), and the availability of claimant compensation under a government compensation scheme.
To the extent that it is probable and estimable, the estimated loss for these matters, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from historical claims experience, the Company's assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability is different to the estimates, then the actual amount of loss may be materially higher or lower than estimated losses accrued.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2073.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

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
Restricted Short-Term Investments

Restricted short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as available for sale. These restricted short-term investments are recorded in the financial statements at fair value based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on these investments are recognized in Asbestos adjustments on the consolidated statements of operations and comprehensive income.
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
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

Asbestos Adjustments
The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income. Further, changes in the fair value of forward exchange contracts entered into to reduce exposure to the change in foreign currency exchange rates associated with AICF payments are recorded in Asbestos adjustments.
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
Accounting Pronouncements

Adopted in Fiscal Year 2021
In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. As required, the Company adopted the standard starting with the fiscal year beginning 1 April 2020 using a modified retrospective approach noting no material differences to the consolidated financial statements for the fiscal year ended 31 March 2021. The Company estimates its allowance for credit losses on the trade receivables as described in the Accounts Receivables policy above.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

Recently Issued
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740). The amendments in the standard are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company will adopt ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
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
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2021	2020	2019
Basic common shares outstanding	443.7	442.6	441.9
Dilutive effect of stock awards	1.7	1.5	1.1
Diluted common shares outstanding	445.4	444.1	443.0
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2021, 2020 and 2019.
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
Potential common shares of 0.9 million, 1.5 million and 2.2 million for the fiscal years ended 31 March 2021, 2020 and 2019, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

2. Revenues
The following represents the Company's disaggregated revenues for the fiscal years ended 31 March 2021, 2020 and 2019:

	Year Ended 31 March 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,040.2	$458.2	$55.3	$2,553.7
Fiber gypsum revenues	—	—	355.0	355.0
Total revenues	$2,040.2	$458.2	$410.3	$2,908.7

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8

	Year Ended 31 March 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,676.9	$446.8	$35.8	$—	$2,159.5
Fiber gypsum revenues	—	—	332.5	—	332.5
Other revenues	—	—	—	14.6	14.6
Total revenues	$1,676.9	$446.8	$368.3	$14.6	$2,506.6
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues were generated from the sale of fiberglass products and windows in the Other Businesses segment, which no longer qualified as a reportable operating segment as of 31 March 2020.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by Accounting Standards Codification ("ASC") 606.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2021	2020
Cash and cash equivalents	$208.5	$144.4
Restricted cash	5.0	5.0
Restricted cash - Asbestos	104.9	36.4
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$318.4	$185.8
4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2021	2020
Trade receivables	$296.7	$268.4
Income taxes receivable	25.4	84.7
Other receivables and advances	17.2	14.6
Provision for doubtful trade receivables	(6.1)	(4.4)
Total accounts and other receivables	$333.2	$363.3
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2021	2020	2019
Balance at beginning of period	$4.4	$2.9	$1.3
Adjustment to provision	3.1	1.7	2.8
Write-offs, net of recoveries	(1.4)	(0.2)	(1.2)
Balance at end of period	$6.1	$4.4	$2.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2021	2020
Finished goods	$149.9	$224.4
Work-in-process	17.9	25.2
Raw materials and supplies	60.4	69.9
Provision for obsolete finished goods and raw materials	(9.9)	(14.4)
Total inventories	$218.3	$305.1

The Company identified an immaterial classification error in its 31 March 2020 Inventories footnote which included an understatement in Work-in-process and an overstatement in the Raw materials and supplies balance of US$17.1 million. As such, the prior year amounts above have been reclassified to conform with the current year presentation.
6. Goodwill and Other Intangible Assets
All long-lived intangible assets are reviewed for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment. The Company performed the annual assessment for impairment in the third quarter of fiscal year 2021, noting no impairment.
Goodwill
The following are the changes in the carrying value of goodwill for the fiscal years ended 31 March 2021 and 2020:

(Millions of US dollars)	Europe Building Products	Asia Pacific Fiber Cement	Total
Balance - 31 March 2019	$200.8	$0.3	$201.1
Impairment	—	(0.2)	(0.2)
Foreign exchange impact	(3.9)	(0.1)	(4.0)
Balance - 31 March 2020	$196.9	$—	$196.9
Foreign exchange impact	12.4	—	12.4
Balance - 31 March 2021	$209.3	$—	$209.3

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill for the fiscal years ended 31 March 2021 and 2020:

	31 March
(Millions of US dollars)	2021	2020
Tradenames	$120.6	$113.5
Other	7.4	7.4
Total	$128.0	$120.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

The following are the net carrying amount of amortizable intangible assets for the fiscal years ended 31 March 2021 and 2020:

	Year Ended 31 March 2021
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$55.2	$(9.3)	$45.9
Other	10.9	(10.9)	—
Total	$66.1	$(20.2)	$45.9

	Year Ended 31 March 2020
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$51.4	$(6.4)	$45.0
Other	11.6	(10.8)	0.8
Total	$63.0	$(17.2)	$45.8
The amortization of intangible assets was US$2.6 million, US$3.1 million and US$6.1 million for the fiscal years ended 31 March 2021, 2020 and 2019, respectively.
At 31 March 2021, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2022	$3.5
2023	4.3
2024	4.7
2025	4.8
2026	5.0
7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2021	2020
Land	$85.2	$79.0
Buildings	512.8	432.5
Machinery and equipment	1,775.5	1,511.4
Construction in progress	91.8	267.6
Property, plant and equipment, at cost	2,465.3	2,290.5
Less accumulated depreciation	(1,093.0)	(948.8)
Property, plant and equipment, Net	$1,372.3	$1,341.7
Depreciation expense for the fiscal years ended 31 March 2021, 2020 and 2019 was US$129.6 million, US$125.4 million and US$109.6 million, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
North America Fiber Cement	$2.0	$44.0	$3.0
Asia Pacific Fiber Cement	—	15.0	—
Europe Building Products	—	5.5	—
Other Businesses	—	—	6.1
	$2.0	$64.5	$9.1
Charges recorded to Restructuring expenses
North America Fiber Cement segment
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
Europe Building Products segment
For the fiscal year ended 31 March 2020, impairment charges of US$5.5 million were recorded in the Europe Building Products segment relating to a variety of non-core assets which no longer provide economic benefit to the Company.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

Other Businesses segment
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$6.1 million in the Other Businesses segment to due to the Company's decision to cease production of its fiberglass windows business.
Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$2.0 million, US$2.8 million and US$0.4 million during fiscal years ended 31 March 2021, 2020 and 2019, respectively.
8. Leases
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
The following table represents the Company's ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2021	2020
Assets:
Operating leases, net	$46.4	$40.5
Finance leases, net	2.7	1.7
Total right-of-use assets	$49.1	$42.2

Liabilities:
Operating leases:
Current	$7.8	$14.3
Non-Current	53.3	41.4
Total operating lease liabilities	$61.1	$55.7

Finance leases:
Current	$1.0	$0.5
Non-Current	1.9	1.5
Total finance lease liabilities	$2.9	$2.0

Total lease liabilities	$64.0	$57.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

The following table represents the Company's lease expense:

	Years Ended 31 March
(Millions of US dollars)	2021	2020
Operating leases	$17.0	$18.4
Short-term leases	2.1	1.0
Variable leases	—	0.1
Finance leases	0.9	0.3
Interest on lease liabilities	0.1	0.1
Total lease expense	$20.1	$19.9
The weighted-average remaining lease term of the Company's leases is as follows:

	31 March
(In Years)	2021	2020
Operating leases	7.8	5.4
Finance leases	3.5	4.4

The weighted-average discount rate of the Company's leases is as follows:

	31 March
	2021	2020
Operating leases	4.6%	4.4%
Finance leases	4.5%	4.4%
The following are future lease payments for non-cancellable leases at 31 March 2021:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2022	$9.6	$1.0	$10.6
2023	14.3	1.0	15.3
2024	10.5	0.5	11.0
2025	7.2	0.3	7.5
2026	6.1	0.2	6.3
Thereafter	30.9	—	30.9
Total	$78.6	$3.0	$81.6
Less: imputed interest			17.6
Total lease liabilities			$64.0
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$19.2	$18.0
Operating cash flows used for finance leases	0.1	0.1
Financing cash flows used for finance leases	0.8	0.4
Non-cash ROU assets obtained in exchange for new lease liabilities	26.0	12.9
Non-cash remeasurements reducing ROU assets and lease liabilities	(5.1)	(19.4)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2021	2020
Trade creditors	$174.0	$151.3
Accrued interest	4.5	8.6
Accrued customer rebates	80.0	65.5
Other creditors and accruals	48.5	49.3
Total accounts payable and accrued liabilities	$307.0	$274.7
10.  Long-Term Debt

(Millions of US dollars)	31 March 2021	31 March 2020
Senior unsecured notes:
Principal amount 4.750% notes due 2025	$—	$400.0
Principal amount 3.625% notes due 2026 (€400.0 million)	468.3	440.7
Principal amount 5.000% notes due 2028	400.0	400.0
Total	868.3	1,240.7

Unsecured revolving credit facility	—	130.0

Unamortized debt issuance costs:
Principal amount 4.750% notes due 2025	—	(4.3)
Principal amount 3.625% notes due 2026 (€400.0 million)	(4.2)	(5.0)
Principal amount 5.000% notes due 2028	(4.3)	(4.9)
Unsecured revolving credit facility	(1.2)	(1.9)
Total Long-term debt	$858.6	$1,354.6

Weighted average interest rate of Long-term debt	4.3%	4.3%
Weighted average term of available Long-term debt	4.5 years	5.3 years

Fair value of Senior unsecured notes (Level 1)	$904.7	$1,147.7
Senior Unsecured Notes

2025 Senior Unsecured Notes
On 15 January 2021, the Company redeemed US$400.0 million aggregate principal amount of its 4.750% senior notes due 2025 (the “2025 Notes”) and recorded a loss on early debt extinguishment of US$13.1 million, which included US$9.5 million of call redemption premiums and US$3.6 million of unamortized financing costs associated with these notes.
On 18 January 2021, the 2025 Notes were delisted from the Global Exchange Market which is operated by Euronext Dublin.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

2026 Senior Unsecured Notes

In October 2018, JHIF completed the sale of €400.0 million aggregate principal amount of 3.625% senior notes at par due 1 October 2026 (the “2026 Notes”) with interest payable semi-annually in arrears on 1 October and 1 April of each year. The proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million 2026 Notes (US$458.8 million, based on the exchange rate at 3 October 2018). In connection with this repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
2028 Senior Unsecured Notes

In December 2017, JHIF completed the sale of US$400.0 million aggregate principal amount of 5.000% senior notes at par due 15 January 2028 (the “2028 Notes”) with interest payable semi-annually in arrears on 15 January and 15 July of each year.

Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. In December 2017, the Revolving Credit Facility was amended to, among other things, extend the maturity date to December 2022. Debt issuance costs in connection with the Revolving Credit Facility are being amortized as interest expense over the stated term of five years.
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
Guarantees and Compliance
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2021, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The senior unsecured notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. At 31 March 2021, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
Off Balance Sheet Arrangements
As of 31 March 2021, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of nil, and US$4.7 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$495.3 million of available borrowing capacity under the Revolving Credit Facility.
Subsequent Event
As of 18 May 2021, the Company had US$110.0 million drawn under its revolving credit facility, which was used to partially fund the payment of the fiscal year 2021 special dividend.
11.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2021	2020	2019
Balance at beginning of period	$42.4	$46.6	$52.8
Increase (Decrease) in accrual	2.4	0.8	(0.8)
Acquired during the period	—	—	0.5
Settlements made in cash or in kind	(5.2)	(5.0)	(5.9)
Balance at end of period	$39.6	$42.4	$46.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

12.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 1.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
Change in estimates:
Change in actuarial estimate - asbestos liability	$(33.0)	$(133.8)	$(73.8)
Change in actuarial estimate - insurance receivable	2.0	5.7	—
Change in estimate - AICF claims-handling costs	(1.5)	0.1	1.1
Subtotal - Change in estimates	(32.5)	(128.0)	(72.7)
Effect of foreign exchange on Asbestos net liabilities	(123.0)	69.0	49.5
Gain (loss) on foreign currency forward contracts	11.7	0.8	(0.8)
Adjustments in insurance receivable	—	—	2.0
Other	(0.1)	—	—
Total Asbestos Adjustments	$(143.9)	$(58.2)	$(22.0)
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2021. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2021:

	Year Ended 31 March 2021
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,339.8	1,762.6
Central Estimate – Undiscounted but Inflated	1,545.8	2,033.7
Central Estimate – Undiscounted and Uninflated	1,027.6	1,351.9
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2021.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2073, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

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
A sensitivity analysis was performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2021
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	990.7	1,303.4
Discounted (but inflated) - High	2,229.6	2,933.2

Undiscounted (but inflated) - Low	1,119.4	1,472.7
Undiscounted (but inflated) - High	2,694.4	3,544.8
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2021	2020	2019	2018	2017
Number of open claims at beginning of period	393	332	336	352	426
Number of new claims
Direct claims	392	449	430	422	402
Cross claims	153	208	138	140	155
Number of closed claims	578	596	572	578	631
Number of open claims at end of period	360	393	332	336	352
Average settlement amount per settled claim	A$248,000	A$277,000	A$262,000	A$253,000	A$224,000
Average settlement amount per case closed	A$225,000	A$245,000	A$234,000	A$217,000	A$168,000

Average settlement amount per settled claim	US$178,000	US$189,000	US$191,000	US$196,000	US$168,000
Average settlement amount per case closed	US$162,000	US$167,000	US$171,000	US$168,000	US$126,000
During fiscal year 2021, mesothelioma claims reporting activity was favorable compared to actuarial expectations and the prior corresponding period, primarily driven by lower direct claims which typically cost significantly more than the cross claims. Consistent with prior years, the claimants ages are increasing which also has had a favorable effect on average claim size.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2021:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2020	$(986.4)	$43.5	$58.0	$(2.0)	$(886.9)	$319.1	$23.4	$(544.4)
Asbestos claims paid[1]	105.3	—	(105.3)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	153.3	—	153.3	—	—	153.3
AICF claims-handling costs incurred (paid)	1.1	—	(1.1)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.2)	—	(1.2)	—	—	(1.2)
Change in actuarial estimate	(33.0)	2.0	—	—	(31.0)	—	—	(31.0)
Change in claims handling cost estimate	(1.5)	—	—	—	(1.5)	—	—	(1.5)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	9.7	—	9.7
Insurance recoveries	—	(5.8)	5.8	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(33.5)	7.4	(26.1)
Other movements	—	—	9.5	0.4	9.9	0.2	—	10.1
Effect of foreign exchange	(221.3)	9.8	12.5	(0.3)	(199.3)	71.9	4.4	(123.0)
Closing Balance - 31 March 2021	$(1,135.8)	$49.5	$131.5	$(1.9)	$(956.7)	$367.4	$35.2	$(554.1)
____________
1Claims paid of US$105.3 million reflects A$146.5 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
During the fiscal year ending 31 March 2022, the Company anticipates that it will contribute approximately US$252.6 million to AICF. This amount represents 35% of the Company's fiscal year 2021 free cash flow which is equivalent to operating cash flows of US$786.9 million less an adjustment of US$65.3 million, resulting in free cash flow of US$721.6 million for fiscal year 2021, as defined by the AFFA.
During the fiscal years ended 31 March 2021, 2020 and 2019, the Company contributed US$153.3 million (A$220.9 million), US$108.9 million (A$156.7 million) and US$103.0 million (A$138.4 million), respectively, to AICF.
Restricted Short-Term Investments
AICF invests its excess cash in time deposits, which are classified as available-for-sale investments until maturity. The following table represents the investments entered into or maturing during the fiscal year ended 31 March 2021:

Date Invested	Maturity Date	Interest Rate	A$ Millions
October 2020	2 July 2021	0.59%	35.0
July 2019	30 April 2020	1.70%	20.0
July 2019	1 June 2020	1.70%	15.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

At 31 March 2021, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$243.2 million, based on the exchange rate at 31 March 2021). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year. At 31 March 2021 and 2020, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could impact the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy. Gain and loss on interest rate swap contracts are immaterial and included in Other income (expense).
Derivative Balances
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2021 and 2020:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2021		31 March 2020
Derivatives not accounted for as hedges	31 March 2021	31 March 2020	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$456.1	$—	$5.5	$8.3	$—	$—
Interest rate swap contracts	—	25.0	—	—	—	0.1
Total	$456.1	$25.0	$5.5	$8.3	$—	$0.1

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2021	2020	2019
Asbestos adjustments (gain) loss	$(11.7)	$(0.8)	$0.8
Selling, general and administrative expenses	7.2	1.3	3.9
Total	$(4.5)	$0.5	$4.7
14.  Commitments and Contingencies
Legal Matters
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
In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, three of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). In August 2020, trial of phase one of the Cridge litigation commenced in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. This phase of the trial concluded in December 2020, and a decision by the Wellington High Court is expected to be announced late in the first quarter of FY 2022. We believe we have substantial factual and legal defenses to the claims in the Cridge litigation. While an unfavorable outcome in this phase is possible as litigation is inherently unpredictable, management does not believe that the outcome of this phase of the litigation will have a material adverse effect on the Company’s financial position. As of 31 March 2021, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated. If an adverse decision is reached by the Wellington High Court, certain factors anticipated to be included in the decision may allow the Company to estimate a reasonable range of liability in the Cridge litigation.

White, et al. (Case No. CIV-2015-404-2981 [2021] NZHC 930), In the High Court of New Zealand, Auckland Registry (hereinafter the “White litigation”). The trial of phase one of the White litigation is scheduled to commence on 17 May 2021 in Auckland, New Zealand solely to determine whether the Company’s New Zealand subsidiaries, along with three non-New Zealand Group entities, had a duty to the plaintiffs and breached that duty. As of 31 March 2021, the Company has not recorded a reserve related to the White litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 March 2021, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

A court’s decision in one or more of the litigation matters has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.

Readers are referred to Note 1 for further information related to our policies related to asserted and unasserted claims.

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
Income before income taxes:
Domestic	$241.9	$209.6	$196.4
Foreign	170.1	78.4	104.2
Income before income taxes:	$412.0	$288.0	$300.6
Income tax expense:
Current:
Domestic	$(38.5)	$(31.1)	$(26.6)
Foreign	8.6	39.8	(6.5)
Current income tax (expense) benefit	(29.9)	8.7	(33.1)
Deferred:
Domestic	(1.4)	(4.5)	(1.3)
Foreign	(117.9)	(50.7)	(37.4)
Deferred income tax expense	(119.3)	(55.2)	(38.7)
Total income tax expense	$(149.2)	$(46.5)	$(71.8)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
Income tax expense computed at the statutory tax rates	$(58.1)	$(38.7)	$(48.9)
US state income taxes, net of the federal benefit	(8.0)	(5.7)	(3.1)
Asbestos - effect of foreign exchange	(36.8)	20.9	14.9
Expenses not deductible	(2.0)	(5.5)	(4.0)
Stock and executive compensation	(5.5)	(1.7)	(1.3)
Foreign taxes on domestic income	(49.8)	(43.5)	(34.5)
Prior year tax adjustments	5.9	(0.4)	(0.3)
Taxes on foreign income	(1.6)	2.7	4.5
US net operating loss carryback	4.9	25.5	—
Other items	1.8	(0.1)	0.9
Total income tax expense	$(149.2)	$(46.5)	$(71.8)
Effective tax rate	36.2%	16.1%	23.9%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2021	2020
Deferred tax assets:
Intangible assets	$1,038.7	$1,126.4
Asbestos liability	367.4	319.1
Other provisions and accruals	62.2	54.1
Net operating loss carryforwards	61.0	41.3
Foreign and research tax credit carryforwards	122.1	114.2
Total deferred tax assets	1,651.4	1,655.1
Valuation allowance	(262.7)	(262.9)
Total deferred tax assets net of valuation allowance	1,388.7	1,392.2
Deferred tax liabilities:
Depreciable and amortizable assets	(151.7)	(117.5)
Other	(49.1)	(48.1)
Total deferred tax liabilities	(200.8)	(165.6)
Total deferred taxes, net	$1,187.9	$1,226.6
Deferred income taxes include net operating loss carry-forwards. At 31 March 2021, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$61.0 million, that are available to offset future taxable income in the respective jurisdiction.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2021, the Company recognized a tax deduction of US$110.9 million (A$154.3 million) for the current year relating to total contributions to AICF of US$558.5 million (A$771.7 million) incurred in tax years 2017 through 2021.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2021, the Company had foreign tax credit carry-forwards of US$119.5 million and research credits of US$2.6 million that are available to offset future taxes payable. At 31 March 2021, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2021. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

At 31 March 2021, the Company had prepaid and refundable income taxes of US$30.5 million. During the fiscal year ended 31 March 2021, total income tax refunds received, net of withholding tax paid was US$3.7 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company has previously valued its NOLs at the US federal corporate income tax rate of 21%. However, the provisions of the CARES Act provide for NOL carryback claims to be calculated based on a rate of 35%, which was the US federal corporate tax rate in effect in the carryback years. The Company intends to utilize these carryback provisions to obtain an estimated refund of US$42.3 million. At 31 March 2021 the Company recorded current taxes receivable of US$25.3 million, a reduction of US$17.0 million in non-current taxes payable associated with the deferred deemed repatriation tax and an income tax benefit of US$4.9 million resulting from tax losses being utilized at the higher US federal corporate tax rate applying in the carryback years.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2017, Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2014.
Unrecognized Tax Benefits
For the fiscal years ended 31 March 2021, 2020, and 2019, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2021, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$0.5 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
Liability Awards	$21.7	$2.8	$(0.6)
Equity Awards	18.0	10.3	12.5
Total stock-based compensation expense	$39.7	$13.1	$11.9
As of 31 March 2021, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$17.1 million and will be recognized over an estimated weighted average amortization period of 1.8 years.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), which was reapproved to continue until September 2021, the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units.
Long-Term Incentive Plan 2006
The Company’s shareholders approved the establishment of a Long-Term Incentive Plan in 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The Company determines the conditions or restrictions of any awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Currently, the plan only allows for RSUs to be granted under the LTIP.
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2019	23,744,816
Granted	(800,437)
Balance at 31 March 2020	22,944,379
Granted	(856,756)
Balance at 31 March 2021	22,087,623
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2019	910,386	1,148,022	2,203,100	4,261,508	14.47
Granted	24,006	273,258	503,173	800,437	18.08
Vested	(304,591)	(207,271)	(362,973)	(874,835)	16.21
Forfeited	(109,169)	(349,844)	(565,660)	(1,024,673)	15.21
Outstanding at 31 March 2020	520,632	864,165	1,777,640	3,162,437	14.64
Granted	371,806	190,376	294,574	856,756	26.56
Vested	(245,385)	(174,356)	(722,156)	(1,141,897)	13.03
Forfeited	(53,567)	(153,897)	(63,136)	(270,600)	17.05
Outstanding at 31 March 2021	593,486	726,288	1,286,922	2,606,696	19.01

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

The following table includes the assumptions used for RSU grants (market condition) valued:

Vesting Condition:	Market	Market	Market	Market	Market
	FY21	FY21	FY20	FY20	FY20
Date of grant[1]	15 Sep 2020	5 Nov 2020	25 Feb 2020	20 Sep 2019	9 Aug 2019
Dividend yield (per annum)	—%	1.3%	2.9%	3.1%	3.1%
Expected volatility	39.2%	40.1%	26.6%	26.6%	27.8%
Risk free interest rate	0.2%	0.2%	1.2%	1.6%	1.6%
Expected life in years	2.9	2.8	2.5	2.9	2.0
JHX stock price at grant date (A$)	30.33	37.24	29.54	24.69	21.68
Number of restricted stock units	167,491	127,083	6,676	477,979	18,518
Scorecard LTI – CSUs
Under the terms of the LTIP, the Company grants scorecard LTI CSUs to executives and the vesting of awards is based on the individual's performance measured over a three year period against certain performance targets. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating.
The following represents the activity related to the CSUs:

	FY21	FY20
Granted	571,132	791,217
Vested	377,506	129,549
Cancelled	607,253	328,935
For the fiscal years ending 31 March 2021, 2020 and 2019, US$8.2 million, US$2.0 million and US$2.4 million, respectively, was paid in cash upon vesting of CSU units.

17.  Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2021, 2020 and 2019:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2021 special dividend	0.70	309.6	10 February 2021	19 February 2021	30 April 2021
FY 2020 first half dividend [1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	148

18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
North America Fiber Cement	$2,040.2	$1,816.4	$1,676.9
Asia Pacific Fiber Cement	458.2	418.4	446.8
Europe Building Products	410.3	371.4	368.3
Other Businesses	—	0.6	14.6
Worldwide total	$2,908.7	$2,606.8	$2,506.6

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
North America Fiber Cement	$585.5	$429.3	$382.5
Asia Pacific Fiber Cement	124.8	58.5	99.8
Europe Building Products	37.6	11.2	10.0
Other Businesses	—	—	(30.9)
Research and Development	(28.9)	(27.0)	(29.0)
Segments total	719.0	472.0	432.4
General Corporate	(246.2)	(129.5)	(80.8)
Total operating income	472.8	342.5	351.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	149

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2021	2020	2019
North America Fiber Cement	$89.1	$88.7	$80.2
Asia Pacific Fiber Cement	13.9	12.7	12.8
Europe Building Products	28.0	25.6	18.7
Other Businesses	—	0.2	2.3
General Corporate	2.8	3.2	4.3
Research and Development	1.2	1.1	1.1
Total	$135.0	$131.5	$119.4

	Total Identifiable Assets 31 March
(Millions of US dollars)	2021	2020
North America Fiber Cement	$1,273.9	$1,320.0
Asia Pacific Fiber Cement	371.0	314.3
Europe Building Products	762.1	748.5
Research and Development	10.3	8.6
Segments total	2,417.3	2,391.4
General Corporate [1]	1,671.7	1,636.9
Worldwide total	$4,089.0	$4,028.3

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
North America [2]	$2,040.2	$1,817.0	$1,691.5
Australia	321.9	290.4	315.1
Germany	143.0	135.7	137.1
New Zealand	81.9	72.2	79.1
Other Countries [3]	321.7	291.5	283.8
Worldwide total	$2,908.7	$2,606.8	$2,506.6

		Total Identifiable Assets 31 March
(Millions of US dollars)		2021	2020
North America [2]		$1,279.4	$1,324.8
Australia		256.7	220.0
Germany		527.6	519.3
New Zealand		46.3	32.4
Other Countries [3]		307.3	294.9
Segments total		2,417.3	2,391.4
General Corporate [1]		1,671.7	1,636.9
Worldwide total		$4,089.0	$4,028.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	150

____________
1.Included in General Corporate are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes and Asbestos-related assets.
2.The amounts disclosed for North America are substantially all related to the USA.
3.Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.
Research and development expenditures are expensed as incurred and are summarized by segment in the following table. Research and development segment operating income also includes Selling, general and administrative expenses of US$2.9 million, US$3.0 million and US$2.3 million in fiscal years 2021, 2020 and 2019, respectively.

	Years Ended 31 March
(Millions of US dollars)	2021	2020	2019
North America Fiber Cement	$5.6	$5.3	$6.5
Asia Pacific Fiber Cement	1.1	1.8	2.1
Europe Building Products	1.6	1.7	2.6
Research and Development	26.0	24.0	26.7
	$34.3	$32.8	$37.9
The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4
[1] Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 7 for further details.
[2] Relates to the closure of the Penrose, New Zealand plant
[3] The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
[4] The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	151

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2021		2020		2019
Customer A	$347.3	12.0%	$306.0	12.0%	$260.5	10.4%
Approximately 33%, 34% and 36% of the Company’s net sales in fiscal year 2021, 2020 and 2019, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2021:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2020	$0.2	$0.8	$(63.1)	$(62.1)
Other comprehensive (loss) gain	—	(0.4)	55.9	55.5
Balance at 31 March 2021	$0.2	$0.4	$(7.2)	$(6.6)
20. Employee Benefit Plan
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
For the fiscal years ended 31 March 2021, 2020 and 2019, the Company made matching contributions of US$11.1 million, US$11.1 million and US$10.6 million, respectively.

In January 2021, the Company established a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company will match up to a maximum of the first 6% of an employee's eligible compensation that would not be eligible in the 401(k) Plan due to internal revenue service contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2021, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie 2021 Annual Report on Form 20-F	152

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

US$ Millions
Description of Service	FY21	FY20	FY19
Audit fees[1]	$5.6	$5.7	$5.7
Audit-related fees[2]	—	—	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________
1Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
2Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2021, 2020 and 2019.
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

James Hardie 2021 Annual Report on Form 20-F	153

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

Business and Operational Risks

The outbreak of COVID-19 may adversely impact on our business, sales, results of operations and financial condition.

Our operations expose us to risks associated with pandemics and other public health emergencies, such as the continuing COVID-19 pandemic. In March 2020, the World Health Organization ("WHO") characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. There have been extraordinary and wide-ranging actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions across the United States and the world, including quarantines, “stay-at-home” orders and similar mandates. Although some restrictions have eased in some jurisdictions, regions across the United States and the world continue to impose or are re-imposing closures and other restrictions.

We operate facilities around the world that are being affected by this pandemic. In the U.S., we are a company operating in a critical infrastructure industry and we continue to operate across our North America footprint. In Europe and Asia Pacific, governmental measures to slow and limit the spread of COVID-19 have previously resulted in the temporary closure of certain of our facilities, however, as of the date of this Annual Report, all of our facilities remain fully operational. Notwithstanding our level of continued operations, COVID-19 could negatively impact our future manufacturing operations, including additional facility closures, as well as adversely affect our supply chain and transportation networks. Our business is also dependent on the continued health and productivity of our employees throughout this crisis and we have incurred and will continue to incur additional costs to ensure we abide by all applicable health and safety regulations at each location that we operate.

In addition, COVID-19 may continue to adversely affect global economic activity. Our business may be negatively impacted if the disruptions related to COVID-19 decrease new home building and remodeling activity, precipitate a prolonged economic downturn and/or lead to an extended rise in unemployment, any of which could lower demand for our products. The inherent uncertainty surrounding COVID-19 makes it more challenging for our management to estimate the future performance of our business and the economic impact of the COVID-19 pandemic. Accordingly, future developments in the COVID-19 pandemic may materially impact our business and current estimates. The impact of COVID-19 could also have the effect of heightening certain of the other risks described in the “Risk Factors” section of this Annual Report. Individually and collectively, the consequences of the COVID-19 outbreak could have a material adverse effect on our business, sales, results of operations and financial condition.

James Hardie 2021 Annual Report on Form 20-F	154

Our business is dependent on the residential and commercial construction markets.

Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on residential remodeling projects and new housing starts, which are a function of many factors outside our control, including general economic conditions, the availability of financing, regulatory changes, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.

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

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment charges. Unforeseen delays may also impact our ability to add additional manufacturing capacity at the appropriate time.
We have incurred significant levels of capital expenditures in the past and we expect to incur significant capital expenditures in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance, the implementation of new technologies and to improve efficiency. We may incur unforeseen delays and/or cost overruns due to a variety of factors, including, but not limited to, a decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor, increased costs resulting from tariffs or other international trade disputes or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

As a result of unforeseen delays, we may also fail to achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described elsewhere in this Annual Report. We cannot

James Hardie 2021 Annual Report on Form 20-F	155

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

James Hardie 2021 Annual Report on Form 20-F	156

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

Financial Risks

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2021, we have accrued US$39.6 million for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 11 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 33%, 34% and 36% of our net sales in fiscal years 2021, 2020 and 2019, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. At 31 March 2021 we had foreign currency forward contracts with a notional value of US$302.9 million related to the upcoming dividend payments and US$153.2 million related to the upcoming AICF payments. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our business is subject to customer concentration risk and the loss of any major customer could materially adversely affect our businesses.

We have one customer who contributed greater than 10% of our net sales in each of the past three fiscal years. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more

James Hardie 2021 Annual Report on Form 20-F	157

favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Legal and Regulatory Risks

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

James Hardie 2021 Annual Report on Form 20-F	158

In addition, the actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class or representative action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have (for some time periods) product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage (where available) is generally adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage remains or will be sufficient to cover all future product liability claims based on the date of loss or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are subject to joint and several liability. The successful assertion of one or more claims against us, or a co-defendant, that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

For additional information, see Notes 1 and 14 to our consolidated financial statements in Section 2 and Legal Proceedings in Section 3.

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

James Hardie 2021 Annual Report on Form 20-F	159

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

Cybersecurity risks related to the technology used in our operations, as well as security breaches of company, customer, employee, or vendor information, could result in a major disruption or failure of our information technology systems, which could adversely affect our business and operations.

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Despite the significant investments we have made to maintain our information systems and careful security and controls design, implementation, updating, and internal and independent third-party assessments, our systems and facilities, as well as those of third parties with which we do business, may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Network, system, and data breaches could result in misappropriation of sensitive data or operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. Furthermore, we face additional cybersecurity risks related to some of our employees continuing to work remotely as a result of the COVID-19 pandemic.

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

James Hardie 2021 Annual Report on Form 20-F	160

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

We have recorded a gross asbestos liability of US$1,135.8 million in our consolidated financial statements as of 31 March 2021, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$$554.1 million at 31 March 2021. The initial funding was made to AICF in February 2007 and annual or quarterly payments are to be made each year, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$1,571.0 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

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

James Hardie 2021 Annual Report on Form 20-F	161

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

James Hardie 2021 Annual Report on Form 20-F	162

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

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2021, 2020 and 2019, we recorded an unfavorable adjustment of US$123.0 million, a favorable adjustment of US$69.0 million, a favorable adjustment of US$49.5 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

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

James Hardie 2021 Annual Report on Form 20-F	163

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

Drawings under the AICF Loan Facility are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the AICF Loan Facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the AICF Loan Facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the facility will remain in place for its intended term.

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

James Hardie 2021 Annual Report on Form 20-F	164

Risks Related to Ireland

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

James Hardie 2021 Annual Report on Form 20-F	165

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

James Hardie 2021 Annual Report on Form 20-F	166

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
In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, three of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.
Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). In August 2020, trial of phase one of the Cridge litigation commenced in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. This phase of the trial concluded in December 2020, and a decision by the Wellington High Court is expected to be announced late in the first quarter of FY 2022. We believe we have substantial factual and legal defenses to the claims in the

James Hardie 2021 Annual Report on Form 20-F	167

Cridge litigation. While an unfavorable outcome in this phase is possible as litigation is inherently unpredictable, management does not believe that the outcome of this phase of the litigation will have a material adverse effect on the Company’s financial position. As of 31 March 2021, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated. If an adverse decision is reached by the Wellington High Court, certain factors anticipated to be included in the decision may allow the Company to estimate a reasonable range of liability in the Cridge litigation.

White, et al. (Case No. CIV-2015-404-2981 [2021] NZHC 930), In the High Court of New Zealand, Auckland Registry (hereinafter the “White litigation”). The trial of phase one of the White litigation is scheduled to commence on 17 May 2021 in Auckland, New Zealand solely to determine whether the Company’s New Zealand subsidiaries, along with three non-New Zealand Group entities, had a duty to the plaintiffs and breached that duty. As of 31 March 2021, the Company has not recorded a reserve related to the White litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 March 2021, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

A court’s decision in one or more of the litigation matters has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
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

James Hardie 2021 Annual Report on Form 20-F	168

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2021, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2021.
The effectiveness of our internal control over financial reporting as of 31 March 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2021 Annual Report on Form 20-F	169

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control Over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended 31 March 2021, and the related notes and our report dated 18 May 2021 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young LLP

Irvine, California
18 May 2021

James Hardie 2021 Annual Report on Form 20-F	170

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2021	2020	2019
Fiber Cement United States and Canada	2,662	2,563	2,592
Europe Building Products[1]	937	972	994
Fiber Cement Australia	580	597	603
Fiber Cement New Zealand[2]	116	180	186
Fiber Cement Philippines	348	340	304
Other Businesses – United States	—	—	19
Research & Development, including Technology	155	156	159
General Corporate	63	61	59
Total Employees	4,861	4,869	4,916
____________
1On 3 April 2018, we completed the Fermacell acquisition. As such, the total number of employees for the fiscal year ended 31 March 2019 for Europe Building Products represent the actual number of people employed for the fiscal year ended 31 March 2019 and not the average number of people employed.
2In fiscal year 2021, based on our strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand market, we ceased all manufacturing of products in New Zealand and shifted manufacturing from New Zealand to Australia.
As of the end of 31 March 2021, of the 4,861 average number of people employed, approximately 680 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 596 and 84 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
LISTING DETAILS
Trading Markets
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
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Deutsche Bank Trust Company Americas (“Deutsche Bank“) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs,

James Hardie 2021 Annual Report on Form 20-F	171

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
Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:
•taxes and other governmental charges;
•registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•expenses for cable, telex and fax transmissions and delivery services;
•expenses incurred for converting foreign currency into US dollars;
•fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

James Hardie 2021 Annual Report on Form 20-F	172

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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$35,458 in reimbursements of this type in fiscal year 2021); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

James Hardie 2021 Annual Report on Form 20-F	173

CONSTITUTION
Our corporate domicile is in Ireland and our registered office is located at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. Copies of our Memorandum of Association and our Articles of Association are filed as Exhibits 1.1 and 1.2 to this Annual Report. A description of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.19 to this Annual Report and is incorporated herein by reference.
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

James Hardie 2021 Annual Report on Form 20-F	174

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

James Hardie 2021 Annual Report on Form 20-F	175

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

James Hardie 2021 Annual Report on Form 20-F	176

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

James Hardie 2021 Annual Report on Form 20-F	177

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

James Hardie 2021 Annual Report on Form 20-F	178

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
Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:
•an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;
•a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;
•a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;
•a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

James Hardie 2021 Annual Report on Form 20-F	179

•a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; and
•provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.

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

James Hardie 2021 Annual Report on Form 20-F	180

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
Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:
•to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;
•where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or
•where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.
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
Irish Stamp Duty
Any electronic transfers of shares through the CHESS or the ADR system will not be regarded as transfers of interests in securities and will not be brought within the charge to Irish stamp duty. If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition, a conversion of shares into CUFS

James Hardie 2021 Annual Report on Form 20-F	181

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
Documents Available for Review
We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:
•furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2021 Annual Report on Form 20-F	182

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
For our fiscal year ended 31 March 2021, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.5%	11.1%	14.1%	2.8%	5.5%
Expenses[2]	61.0%	15.7%	15.4%	3.4%	4.5%
Liabilities (excluding borrowings)[2]	32.2%	55.6%	9.2%	2.3%	0.7%
For our fiscal year ended 31 March 2020, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.4%	11.1%	14.2%	2.8%	5.5%
Expenses[2]	63.4%	12.6%	16.3%	3.1%	4.6%
Liabilities (excluding borrowings)[2]	21.0%	64.2%	12.0%	2.0%	0.8%
____________
1Comprised of Philippine pesos and Canadian dollars.
2Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 12 to our consolidated financial statements further information regarding the asbestos liability.

James Hardie 2021 Annual Report on Form 20-F	183

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
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 0.6177 as of 31 March 2020 to 0.7601 as of 31 March 2021, a 23% movement, resulting in a US$123.0 million unfavorable impact on our fiscal year 2021 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$729.0 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2021 exchange rate of 0.7601) would have approximately a US$55.4 million favorable or unfavorable impact on our net income.
For fiscal year 2020, assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$881.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2020 exchange rate of 0.6177) would have approximately a US$54.4 million favorable or unfavorable impact on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facility. As of 31 March 2021 and 2020, our revolving credit facility was subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period or interest period in the case of a continuation of a loan. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facility.
From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt. For further information, see Note 13 to our consolidated financial statements in Section 2.
At 31 March 2021 and 31 March 2020, we had nil and US$130.0 million outstanding under our revolving credit facility exposing us to market risk due to changes in the rate at which interest accrues.

James Hardie 2021 Annual Report on Form 20-F	184

Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. While we expect to continue operating in tight markets for these commodities, we do enter into various sourcing arrangements in an effort to minimize additional working capital requirements caused by rising prices. These arrangements provide discounts on the prices of such commodities in relation to market prices and indices, however, if such commodity prices do not continue to rise, these fixed pricing arrangements may negatively impact our cost of sales over the longer-term.
We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2021 would have resulted in +/- US$32.8 million or 1.8% impact on our cost of sales for fiscal year 2021.
For fiscal year 2020, we have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2020 would have resulted in +/- US$31.8 million or 1.9% impact on our cost of sales for fiscal year 2020.

James Hardie 2021 Annual Report on Form 20-F	185

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2021, JHI plc had 444,288,874 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 27,534 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2021, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2021 and 2020:

Geographic Region	31 March 2021	31 March 2020
Australia	60.32%	61.38%
United States	15.93%	14.65%
United Kingdom	3.65%	4.50%
Europe (excluding the United Kingdom)	6.26%	6.27%
Asia	4.49%	5.08%
Other	9.35%	8.12%
As of 30 April 2021, 0.29% of the outstanding shares of our common stock was held by 80 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2021, 1.22% of the outstanding shares of our common stock was represented by ADSs held by 8 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 1.51% of our outstanding capital stock was registered to 86 US holders as of 30 April 2021.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2021:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	20,271	6,630,331	1.49	-	-
1,001-5,000	6,052	12,770,759	2.87	-	-
5,001-10,000	723	5,151,774	1.16	-	-
10,001-100,000	432	9,782,187	2.20	-	-
100,001 and over	56	409,953,823	92.28	-	-
Totals	27,534	444,288,874	100.00	-	-

Based on the closing price of A$42.90 on 30 April 2021, there were 274 CUFS holders that held less than a marketable parcel of shares.

James Hardie 2021 Annual Report on Form 20-F	186

Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2021, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
AustralianSuper Pty Ltd	31,173,374	7.02%	2 September 2019
Blackrock, Inc	26,109,637	5.88%	16 October 2014
The Vanguard Group, Inc.	25,402,152	5.72%	17 August 2018
Bennelong Funds Management Group Pty Ltd	25,018,691	5.63%	16 December 2020
OppenheimerFunds, Inc.	23,564,091	5.30%	30 June 2016
Commonwealth Bank of America	22,894,697	5.15%	15 August 2014
Pinnacle Investment Management Group Limited	22,274,919	5.01%	14 April 2021
Challenger Limited	18,918,753	4.26%	23 May 2018
Mitsubishi UFJ Financial Group, Inc.	17,451,381	3.93%	2 August 2019
Schroders plc	14,529,189	3.27%	1 June 2015

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2021

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	155,689,528	35.04%	1
J P Morgan Nominees Australia Pty Limited	104,425,642	23.50%	2
Citicorp Nominees Pty Limited	52,951,959	11.92%	3
National Nominees Limited	26,360,328	5.93%	4
BNP Paribas Nominees Pty Ltd	19,612,718	4.41%	5
Citicorp Nominees Pty Limited	11,212,924	2.52%	6
BNP Paribas Noms Pty Ltd	9,125,151	2.05%	7
Australian Foundation Investment Company Limited	4,400,000	0.99%	8
HSBC Custody Nominees (Australia) Limited	3,064,669	0.69%	9
HSBC Custody Nominees (Australia) Limited	2,800,599	0.63%	10
BNP Paribas Nominees Pty Ltd	2,662,685	0.60%	11
BNP Paribas Nominees Pty Ltd	1,633,212	0.37%	12
Netwealth Investments Limited	1,119,321	0.25%	13
Argo Investments Limited	946,000	0.21%	14
HSBC Custody Nominees (Australia) Limited	871,579	0.20%	15
HSBC Custody Nominees (Australia) Limited	825,509	0.19%	16
BNP Paribas Noms (NZ) Ltd	754,054	0.17%	17
Mutual Trust Pty Ltd	681,576	0.15%	18
Millenium Pty Ltd	630,000	0.14%	19
Carlton Hotel Limited	625,362	0.14%	20
TOTAL	400,392,816	90.12%

James Hardie 2021 Annual Report on Form 20-F	187

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
CHRO	Chief Human Resources Officer
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
IP Plan	Individual Performance Plan
IRS	Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
OSB	Oriented Strand Board
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2021 Annual Report on Form 20-F	188

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

Definitions

This Annual Report contains financial measures that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure listed.
EBIT - Earnings before interest and tax is equivalent to the US GAAP financial statement line item Operating income (loss).
EBIT margin - EBIT margin is defined as EBIT as a percentage of net sales. EBIT margin is equivalent to the US GAAP terminology Operating income (loss) margin.
EBITDA - Earnings before interest, tax, depreciation and amortization is equivalent to the US GAAP financial statement line item Operating income (loss), plus depreciation and amortization expenses.
EBITDA margin - EBITDA margin is defined as EBITDA as a percentage of net sales.

Other Financial Measures
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

James Hardie 2021 Annual Report on Form 20-F	189

Non-GAAP Financial Information Derived from GAAP Measures

This Annual Report includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted operating income;
•Adjusted net income;
•Adjusted diluted earnings per share;
•Adjusted Return on Capital Employed ("ROCE");
•North America Fiber Cement Segment Adjusted operating income;
•Asia Pacific Fiber Cement Segment Adjusted operating income;
•Europe Building Products Segment Adjusted operating income;
•North America Fiber Cement Segment Adjusted operating income margin;
•Asia Pacific Fiber Cement Segment Adjusted operating income margin;
•Europe Building Products Segment Adjusted operating income margin;
•North America Fiber Cement Segment Adjusted EBITDA margin;
•Asia Pacific Fiber Cement Segment Adjusted EBITDA margin; and
•Europe Building Products Segment Adjusted EBITDA margin.

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

Adjusted operating income

(Millions of US dollars)	FY21	FY20	FY19	FY18	FY17	FY16	FY15
Operating income	$472.8	$342.5	$351.6	$229.2	$393.2	$354.0	$335.0
Excluding:
Asbestos:
Asbestos adjustments	143.9	58.2	22.0	156.4	(40.4)	(5.5)	(33.4)
AICF SG&A expenses	1.2	1.7	1.5	1.9	1.5	1.7	2.5
Restructuring and product line discontinuation expenses	11.1	84.4	29.5	—	—	—	—
Fermacell acquisition costs	—	—	—	10.0	—	—	—
New Zealand weathertightness claims	—	—	—	—	—	0.5	(4.3)
Non-recurring stamp duty	—	—	—	—	—	—	4.2
Adjusted operating income	$629.0	$486.8	$404.6	$397.5	$354.3	$350.7	$304.0

James Hardie 2021 Annual Report on Form 20-F	190

Adjusted net income

(Millions of US dollars)	FY21	FY20	FY19	FY18	FY17	FY16	FY15
Net income	$262.8	$241.5	$228.8	$146.1	$276.5	$244.4	$291.3
Excluding:
Asbestos:
Asbestos adjustments	143.9	58.2	22.0	156.4	(40.4)	(5.5)	(33.4)
AICF SG&A expenses	1.2	1.7	1.5	1.9	1.5	1.7	2.5
AICF interest income, net	(0.5)	(1.4)	(2.0)	(1.9)	1.1	0.3	(1.4)
Restructuring and product line discontinuation expenses	11.1	84.4	29.5	—	—	—	—
Fermacell acquisition costs	—	—	—	10.0	—	—	—
New Zealand weathertightness claims	—	—	—	—	—	0.5	(4.3)
Loss on early debt extinguishment	—	—	1.0	26.1	—	—	—
Non-recurring stamp duty	—	—	—	—	—	—	4.2
Tax adjustments[1]	39.5	(31.6)	19.7	(47.3)	9.9	1.5	(37.5)
Adjusted net income	$458.0	$352.8	$300.5	$291.3	$248.6	$242.9	$221.4

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY21	FY20	FY19	FY18	FY17	FY16	FY15
Adjusted net income (millions of US dollars)	$458.0	$352.8	$300.5	$291.3	$248.6	$242.9	$221.4
Weighted average common shares outstanding - Diluted (millions)	445.4	444.1	443.0	442.3	443.9	447.2	446.4
Adjusted diluted earnings per share (US dollars)	1.03	0.79	0.68	0.66	0.56	0.54	0.50

James Hardie 2021 Annual Report on Form 20-F	191

Adjusted Return on Capital Employed ("Adjusted ROCE")

(Millions of US dollars)	FY21	FY20	FY19	FY18	FY17	FY16	FY15
Numerator
Adjusted operating income	$629.0	$486.8	$404.6	$397.5	$354.3	$350.7	$304.0
Adjustments to operating income[1]	—	—	(7.3)	—	—	—	—
Adjusted operating income for ROCE	629.0	486.8	397.3	397.5	354.3	350.7	304.0
Denominator
Gross capital employed (GCE)	1,780.8	1,753.7	1,492.7	1,272.0	1,107.6	1,102.7	1,042.1
Adjustments to GCE[2]	(193.6)	(195.5)	(77.4)	(24.3)	50.3	40.5	20.0
Adjusted gross capital employed	$1,587.2	$1,558.2	$1,415.3	$1,247.7	$1,157.9	$1,143.2	$1,062.1
Adjusted ROCE	39.6%	31.2%	28.1%	31.9%	30.6%	30.7%	28.6%

[1]Adjustments as calculated according to ROCE stock compensation plan documents
[2]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payables and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets (FY15-FY19) and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

North America Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY21	FY20	FY19	FY18	FY17
Operating income	$585.5	$429.3	$382.5	$381.9	$343.9
Excluding:
Restructuring and product line discontinuation expenses	2.5	41.2	5.4	—	—
North America Fiber Cement Segment Adjusted operating income	$588.0	$470.5	$387.9	$381.9	$343.9
North America Fiber Cement segment net sales	2,040.2	1,816.4	1,676.9	1,578.1	1,493.4
North America Fiber Cement Segment Adjusted operating income margin	28.8%	25.9%	23.1%	24.2%	23.0%

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY21		FY20		FY19		FY18		FY17
Operating income	A$	172.4	A$	80.8	A$	136.5	A$	139.8	A$	125.0
Excluding:
Restructuring expenses	4.9		58.3		—		—		—
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	177.3	A$	139.1	A$	136.5	A$	139.8	A$	125.0
Asia Pacific Fiber Cement segment net sales	635.2		614.1		612.2		549.7		493.5
Asia Pacific Fiber Cement Segment Adjusted operating income margin	28.0%		22.7%		22.3%		25.4%		25.3%

James Hardie 2021 Annual Report on Form 20-F	192

Europe Building Products Segment Adjusted operating income

(Millions of Euros)	FY21	FY20	FY19
Operating income	€31.4	€10.0	€9.1
Excluding:
Restructuring expenses	4.5	4.9	—
Europe Building Products Segment Adjusted operating income	€35.9	€14.9	€9.1
Europe Building Products segment net sales	350.6	334.2	318.0
Europe Building Products Segment Adjusted operating income margin	10.4%	4.5%	2.7%

FY21 Segment Adjusted EBITDA margins

(In Millions)	North America Fiber Cement	Asia Pacific Fiber Cement		Europe Building Products
Operating income	$585.5	A$	172.4	€31.4
Excluding:
Restructuring expenses	2.5	4.9		4.5
Depreciation and amortization	89.1	19.1		23.9
Segment Adjusted EBITDA	$677.1	A$	196.4	€59.8
Segment net sales	2,040.2	635.2		350.6
Segment Adjusted EBITDA margin	33.2%	30.9%		17.1%

James Hardie 2021 Annual Report on Form 20-F	193

EXHIBIT LIST

Exhibit Number	Exhibit Description
1.1*	Memorandum of Association of James Hardie Industries plc, as amended
1.2*	Articles of Association of James Hardie Industries plc
2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)

2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 03 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)

2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

James Hardie 2021 Annual Report on Form 20-F	194

Exhibit Number	Exhibit Description
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Amended and Restated Credit and Guaranty Agreement, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.16 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

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

James Hardie 2021 Annual Report on Form 20-F	195

Exhibit Number	Exhibit Description
2.17	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)

2.18	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.19*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 99.5 to the Company’s Report on Form 6-K filed 14 August 2018 (Commission File Number 001-15240 and incorporated by reference herein)

4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2021 Annual Report on Form 20-F	196

Exhibit Number	Exhibit Description
4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)

4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2021 Annual Report on Form 20-F	197

Exhibit Number	Exhibit Description
4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19	Amended and Restated Final Funding Agreement - Address for Service of Notice on Trustee, dated 13 June 2008 (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.20	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.22	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.23	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2021 Annual Report on Form 20-F	198

Exhibit Number	Exhibit Description
4.25	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.28	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.29	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.30	Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 7 November 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.31	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.32	Amendment to Sale and Purchase Agreement, dated 13 December 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2021 Annual Report on Form 20-F	199

Exhibit Number	Exhibit Description
4.33	Second Amendment and Accession Agreement to the Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 3 April 2018, by and among Xella International S.A., James Hardie Germany GmbH, James Hardie International Group Limited and James Hardie International Finance Designated Activity Company (filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
4.34*	James Hardie Industries plc 2020 Non-Executive Director Equity Plan
8.1*	List of significant subsidiaries of James Hardie Industries plc
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG Actuarial
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2021 Annual Report on Form 20-F	200

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ JACK TRUONG
Jack Truong
Date: 18 May 2021		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 18 May 2021		Chairman