Form 20-F
period 2022-03-31
James Hardie Industries plc
filed 2022-05-17
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2022
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 445,348,933 shares of common stock at 31 March 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

2022
ANNUAL REPORT
ON FORM 20-F

James Hardie 2022 Annual Report on Form 20-F	i

James Hardie 2022 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	150-161
Item 4. Information on the Company
A. History and Development of the Company	2-3; 13; 177
B. Business Overview	3-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 104-105
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	95-102
B. Liquidity and Capital Resources	102-105
C. Research and Development, Patents and Licenses, etc.	8
D. Trend Information	105-106
E. Critical Accounting Estimates	92-95
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-25
B. Compensation	26-65
C. Board Practices	20-25; 66-89
D. Employees	166
E. Share Ownership	54-57; 62-65
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	180-181
B. Related Party Transactions	80
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	107-148; 169
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	166-168
B. Plan of Distribution	Not Applicable
C. Markets	166-167
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2022 Annual Report on Form 20-F	iii

PART 1 (continued)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	169
C. Material Contracts	169
D. Exchange Controls	169
E. Taxation	170-177
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	177
I. Subsidiary Information	Not Applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk	178-179
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	167-168
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	164-165
Item 16. [Reserved]	Not Applicable
Item 16A. Audit Committee Financial Expert	84
Item 16B. Code of Ethics	81-82
Item 16C. Principal Accountant Fees and Services	149
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	66-89
Item 16H. Mine Safety Disclosure	12
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	Not Applicable
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	107-148
Item 19. Exhibits	189-194

James Hardie 2022 Annual Report on Form 20-F	1

SECTION 1
INTRODUCTION
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in Europe for fiber gypsum products. Our current primary geographic markets include the United States of America (“US,” “USA” or the “United States”), Australia, Europe, New Zealand and the Philippines.
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

James Hardie 2022 Annual Report on Form 20-F	2

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
The address of our registered office in Ireland is Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. The telephone number is +353 1411 6924. Our corporate website is www.jameshardie.com. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 20, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 2 9638 9205. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States; telephone 1-212-250-9100.
Our History
James Hardie was established in 1888 as an import business, listing on the ASX in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s, we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefit that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990. Since then, we have expanded our product portfolio and global footprint, with fiber cement manufacturing plants across the United States, Australia and the Philippines. In April 2018, we completed the acquisition of Fermacell, a market leader in fiber gypsum and cement-bonded boards, which has plants in Germany, the Netherlands and Spain.
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

James Hardie 2022 Annual Report on Form 20-F	3

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
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2022:
Business Overview
General Overview of Our Business
We are a world leader in the manufacture of fiber cement building materials. We market our fiber cement products and systems under various brand names, such as HardiePlank®, HardiePanel®, HardieTrim®, HardieBacker®, Hardie Architectural Collection®, and other brand names such as Aspyre Collection by James Hardie®, Artisan®, Reveal®, Cemplank®, Scyon® and Linea®. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the Fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The Company currently has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Notes 2 and 18 to our consolidated financial statements in Section 2 for a description of our operating segments and a breakdown of our net sales by operating segment and geographic market for each of our last three fiscal years.

James Hardie 2022 Annual Report on Form 20-F	4

Products
We manufacture fiber cement, fiber gypsum and cement bonded boards. Our fiber cement building materials includes a wide-range of products for both external and internal use across a broad range of applications, including external applications: siding, cladding, trim, soffit; and internal applications: walls, floors, ceilings. While there are some market specific products, our core fiber cement products, planks and flat panels, are sold across all of the markets in which we operate. Our fiber gypsum and cement-bonded boards are used mainly for interior applications such as dry lining walls, walls in timber frame buildings and flooring solutions. In addition, our cement-bonded boards are used in exterior and industrial applications as well as for fire protection.
Products Used in External Applications
We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our fiber cement products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products, such as wood and stucco, and superior aesthetics when compared to vinyl siding.
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

James Hardie 2022 Annual Report on Form 20-F	5

Significant New Products
In North America, new products released over the last three years include HardieBacker® boards with Hydrodefense® Technology, an expanded ColorPlus® Technology offering through the Dream CollectionTM and Statement CollectionTM, and higher ventilation VentedPlus® HardieSoffit® boards.

In Asia Pacific, we continue to expand our addressable market by extending our product portfolio in both wood look and non-wood look exteriors. In 2021, we launched Hardie™ Fine Texture Cladding in Australia to deliver the modern render look, which we now market as the Hardie Architectural Collection®. Prior to this, the range of Linea® and Linea® Oblique cladding products has been broadened to increase design versatility in line with modern design trends.
In Europe, new fiber cement products released over the past three years include Hardie VL PlankTM, a solution that provides interlocking looks for facades of single family and multi-family homes.
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
In Australia, competition from imports and the locally based fiber cement manufacturer continues to be strong. Additionally, we have competition from natural and engineered wood, wallboard, masonry and brick products. In New Zealand and the Philippines, competitor fiber cement imports continue as manufacturers look to supplement their primary operating environments with additional markets.
In Europe, our fiber cement building products are used in both residential and commercial building applications in the form of external siding, soffits and internal tile underlayment for walls and floors. Competition includes timber based products as well as other manufacturers of fiber cement.
Fiber Gypsum and Cement-Bonded Boards
Our European Fermacell brand products are sold into the residential repair and remodel, commercial and residential new construction markets. The Fermacell brand of products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in timber frame construction, commercial dry lining projects and repair and remodel. Cement bonded boards are also used for several fire protection projects including tunnels.
Our key markets for Fermacell brand products in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.

James Hardie 2022 Annual Report on Form 20-F	6

Seasonality
We do not have significant seasonality, however our businesses typically follow activity levels in the building and construction industry.
Raw Materials
The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. The key raw materials used in the manufacture of our fiber gypsum products are gypsum, recycled paper and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate, and we have supply agreements and plans in place to navigate a challenging supply environment. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.
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
Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted and processed in Germany and Spain. Synthetic gypsum is obtained from power plants in Germany and Poland. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources.

James Hardie 2022 Annual Report on Form 20-F	7

Recycled Paper

Recycled paper, utilized in the production of our fiber gypsum products in Europe, is generally sourced locally by the various production plants in Europe.

Sales, Marketing and Distribution
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. In May 2021, the Company launched It's Possible™, a global integrated marketing campaign that seeks to empower homeowners to realize their dream home. The campaign is inclusive of television commercials, programmatic digital, social media, public relations, influencer and dynamic media partnerships, and more.
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

James Hardie 2022 Annual Report on Form 20-F	8

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

James Hardie 2022 Annual Report on Form 20-F	9

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

James Hardie 2022 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2022.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie North America, Inc	United States	United States
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2022 Annual Report on Form 20-F	11

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
Manufacturing Capacity
We own all the manufacturing facilities listed below which we operate 24/7 year round with the exception of Siglingen.

Plant Location	31 March 2022 Nameplate Capacity (mmsf)[1]	31 March 2026 Planned Future Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	666	666
Peru, Illinois	560	560
Plant City, Florida	600	600
Pulaski, Virginia	600	600
Reno, Nevada	300	300
Tacoma, Washington	500	500
Waxahachie, Texas	360	360
Fontana, California	250	250
Summerville, North Carolina	190	190
Prattville, Alabama	600	1,200
Greenfield plant	—	600
Total United States fiber cement	4,626	5,826

Asia Pacific fiber cement
Rosehill, New South Wales, Australia	180	180
Carole Park, Queensland, Australia	260	319
Greenfield - Melbourne, Victoria, Australia	—	240
Cabuyao City, Philippines	172	172
Total Asia Pacific fiber cement	612	911

Europe fiber gypsum
Münchehof, Germany	441	441
Orejo, Spain	275	527
Wijchen, the Netherlands	273	273
Siglingen, Germany[3]	154	154
Total Europe fiber gypsum	1,143	1,395

Total Europe fiber cement greenfield plant	—	300

Other
Calbe, Germany [2]	41	41
Schraplau, Germany [2]	N/A	N/A

James Hardie 2022 Annual Report on Form 20-F	12

____________
1The calculated annual nameplate capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement, fiber gypsum and cement bonded board manufacturing facility nameplate, design and utilization capacities.
2    Our Calbe, Germany plant produces cement bonded boards. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available.
3    For fiscal year 2022, capacity utilization at our Siglingen plant was 85%.

Mines
In North America, we lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2027 (with additional options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2024. We also own property in Victorville, California which could be mined for silica. As of 30 April 2022, we have not begun to mine this site and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2022, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
Our Fermacell business has a license to make use of a mining facility in Schraplau, Germany as a storage site. No active mining is being undertaken, or allowed with respect to the former owner FELS-WERKE GmbH. We also have an investment in a natural gypsum mine in Spain.

James Hardie 2022 Annual Report on Form 20-F	13

Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

(US$ Millions)	2022	2021	2020
North America Fiber Cement	$188.4	$76.8	$137.1
Asia Pacific Fiber Cement	46.9	18.3	32.2
Europe Building Products	18.7	13.5	23.5
R&D and Corporate	3.8	2.1	1.0
Total Capital Expenditures	$257.8	$110.7	$193.8

Significant active capital expenditures
At 31 March 2022, the following significant capital expenditures remain in progress:

Project Description	Approximate Investment (In millions)		Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Nameplate Capacity Increase (mmsf)
Prattville Trim finishing capacity	US$	65.0	$39.3	Q4 FY21	FY23	N/A
Massachusetts ColorPlus® finishing capacity	US$	58.2	14.1	Q1 FY22	FY23	N/A
Prattville Greenfield expansion (sheet machines #3 and #4)	TBD		25.2	Q3 FY22	FY24	600
Melbourne Greenfield expansion	TBD		6.2	Q4 FY22	FY26	240
Orejo Brownfield expansion		€110.0	0.7	Q3 FY22	FY26	252
Europe Greenfield expansion	TBD		0.2	Q3 FY22	FY26	300
Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects completed in the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Tacoma Greenfield expansion	$147.0	FY17 - FY20
Carole Park Brownfield expansion	22.0	FY19 - FY21
Prattville Greenfield expansion (sheet machines #1 and #2)	241.2	FY18 - FY22
Summerville restart	11.1	FY21 - FY22
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. We do not consider the exit from our Penrose, New Zealand plant a material divestiture but a strategic decision to shift to an import sales model.

James Hardie 2022 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2022 are:

Harold Wiens BS Interim Chief Executive Officer, Executive Director Age 75

Harold Wiens was appointed Interim Chief Executive Officer ("CEO") of James Hardie in January 2022. Prior to this Mr Wiens was serving as an independent non-executive director since May 2020.
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
Other: Resident of the United States.
Last elected: November 2020
Term expires: August 2023

James Hardie 2022 Annual Report on Form 20-F	15

Jason Miele BA Chief Financial Officer Age 45

Jason Miele was appointed as Chief Financial Officer (“CFO”) in February 2020. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, information systems, and investor and media relations.

Mr Miele has over 15 years of experience with James Hardie and has served in a number of important roles during his tenure, including most recently, as Vice President – Investor and Media Relations, a position he held from February 2017. In that role, Mr Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.

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

Joe Liu BS, PhD Chief Technology Officer Age 59
Dr Joe Liu joined James Hardie as Senior Vice President and General Manager, Asia Pacific, in December 2021 and was appointed Chief Technology Officer in January 2022.

Before joining James Hardie, Dr Liu concluded an impressive 26-year career with 3M Company, where he held a variety of R&D, Commercial and International Management roles of increasing responsibility over the course of his career. Early assignments in technical roles across multiple 3M product lines led to progression to Vice President R&D of 3M International Operations, Vice President & Managing Director of 3M Southeast Asia Region, to Dr Liu's most recent role of Senior Vice President, R&D and Commercialization of 3M Global Consumer Business Group.
Dr Liu utilizes his vast and deep experiences across R&D, Commercial and General Management to help drive the commercialization of innovative new products.

Dr Liu has a Bachelor of Science and a PhD in Thermal Energy and Power Engineering from Xi’an Jiaotong University in China as well as an additional PhD in Mechanics from the University of Minnesota.

James Hardie 2022 Annual Report on Form 20-F	16

James Johnson II BA, MBA Chief Information Officer Age 50
James Johnson II joined James Hardie as Chief Information Officer (“CIO”) in December 2021. Mr Johnson is responsible for all aspects of information technology and cyber security globally. Mr Johnson and his team will drive a focused Information Technology vision and strategy which integrates with, and helps enable, the JHX global strategic plan.

Mr Johnson brings over 25 years of relevant and progressive IT experience, including 15 years as CIO for businesses in a variety of industries, including chemicals and metals industries. Most recently, Mr Johnson held the role of CIO at Carpenter Technology since 2013. Prior to joining Carpenter Technology, Mr Johnson held previous IT roles with Honeywell International, Performance Fibers and Trinseo. Mr Johnson has a proven track record of developing effective, leading-edge technology solutions that create business value.

Mr Johnson holds a Bachelor of Arts degree in Economics from the University of Virginia and a Master of Business Administration degree with an emphasis in Marketing and Strategic Management from the University of Maryland.

Joe Blasko BSFS, JD General Counsel, Chief Compliance Officer and Company Secretary Age 55

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011 and was appointed Company Secretary in June 2020. Mr Blasko has responsibility for the Company's legal and regulatory compliance, corporate governance, enterprise risk management, corporate security and government relations.
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

James Hardie 2022 Annual Report on Form 20-F	17

Sean Gadd BEng, MBA President, North America Age 49

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

Mr Gadd was appointed Executive General Manager in September 2013 with full responsibility for the Northern Division and in October 2015, he was appointed Executive Vice President, Markets and Segments, North America with responsibility for Strategic Marketing and Development. In December 2018, Mr Gadd was appointed Executive Vice President, North America Commercial with responsibility for sales, products, segments and marketing. In January 2022, Mr Gadd was appointed President, North America, with responsibility for running the companies’ North America activities.
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2022 Annual Report on Form 20-F	18

Ryan Kilcullen BSc, MS Executive Vice President, Global Operations Age 41

Ryan Kilcullen joined James Hardie in 2007 as a PcI/PdI Engineer. Since then, Mr Kilcullen has worked for the Company in various manufacturing and supply chain roles including Process Engineer, Production Manager, and Supply Chain Engineer. In 2012, Mr Kilcullen became Supply Chain Manager, ColorPlus® Business Unit, responsible for the end-to-end design and performance of our ColorPlus® product line supply chain. In 2013, Mr Kilcullen became responsible for North American Supply Chain operations, with responsibilities that included Procurement, Network Planning, Production Planning, Transportation, Distribution Management, Customer Service, and Inside Sales. In June 2015, Mr Kilcullen was appointed Vice President – Central Operations, responsible for the Company’s Supply Chain Operations and Centralized Manufacturing functions.

In August 2016, Mr Kilcullen was appointed Executive Vice President – North America Operations, responsible for the Company's Supply chain, Manufacturing Engineering and Environmental, Health & Safety Operations. In November 2020, Mr Kilcullen was appointed Senior Vice President – North America Supply Chain Operations with responsibility for the Company’s production planning, procurement and logistics operations. In January 2022, he was appointed Executive Vice President, Global Operations in this newly developed role. Mr Kilcullen's experience in the areas of supply chain operations, including engineering, construction and lean/HMOS will transition regional functions into world class, seamlessly integrated and globally focused functions.
Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

Jörg Brinkmann MS, PhD General Manager, Europe Age 43

Dr Jörg Brinkmann joined James Hardie as General Manager, Europe in April 2018 as part of the Fermacell GmbH acquisition. In this role he is responsible for running the Company’s European activities, which are headquartered in Düsseldorf, Germany.
Before joining James Hardie, Dr Brinkmann held several German as well as international leadership roles in Sales and Marketing at the Xella Group (the former owner of the Fermacell business) starting in 2005. In 2014 Dr Brinkmann was appointed CEO of the former Fermacell Company with responsibility for the entire business. Under his leadership, the company achieved significant profitable growth.

Dr Brinkmann holds a Masters degree (“Diplom-Kaufmann”) from the University of Duisburg-Essen as well as a PhD from the University of Hohenheim, Germany.

James Hardie 2022 Annual Report on Form 20-F	19

John Arneil, BBUS, MBA General Manager, Asia Pacific Age 42

John Arneil joined James Hardie as a graduate in 2002 and has gained extensive business and leadership experience having worked across James Hardie’s European, North American and Asia Pacific businesses in a variety of commercial and operational roles.
This has included time as Country Manager UK and Ireland, Country Manager Canada, Sales and Marketing Director for Australia and most recently Country Manager for Australia and New Zealand where Mr Arneil was responsible for all manufacturing and market activities in this region.
This experience has given Mr Arneil exposure to multiple markets in different phases of business maturity and complexity enabling him to fully understand value creation from a consumer and customer perspective and how this translates end-to-end through Innovation, manufacturing, commercialization and supply chain. This coupled with deep industry relationships has enabled Mr Arneil to deliver record results for the Australian and New Zealand businesses year-over-year while running these business units.
Mr Arneil was appointed to General Manger, Asia Pacific in January 2022 where he is responsible for running the company’s Asia Pacific activities which are headquartered in Sydney, Australia
Mr Arneil has a Bachelor of Business Management from The University of Queensland in Australia and a Masters of Business Administration from The University of Leicester in the UK.

James Hardie 2022 Annual Report on Form 20-F	20

Board of Directors
James Hardie’s Board of Directors (the "Board") have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see "Section 1 - Corporate Governance Report" of this Annual Report.
Members of the Board of Directors (the “Board”) at 30 April 2022 are:

Michael Hammes BS, MBA Age 80

Michael Hammes was elected as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and Executive Chairman in January 2022.
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
Other: Resident of the United States.
Last elected: August 2021
Term expires: August 2024

James Hardie 2022 Annual Report on Form 20-F	21

Persio V. Lisboa BS Age 56

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is Chairman of the Remuneration Committee and a member of the Nominating and Governance Committee.
Experience: Mr Lisboa has extensive senior executive experience. He recently served as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he held from July 2020 to September 2021, when he decided to retire. Prior to that position, Mr Lisboa served as the Executive Vice President and Chief Operating Officer of Navistar from March 2017 to July 2020. Prior to that, Mr Lisboa served as President, Operations of Navistar from November 2014 to March

2017. Prior to that, Mr Lisboa served as Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar’s North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America.

Directorships of listed companies in the past five years: Former - Director of Broadwind Energy, Inc. (2016-2018).
Other: Resident of the United States.
Last elected: August 2021
Term expires: August 2024

James Hardie 2022 Annual Report on Form 20-F	22

Anne Lloyd, BS, CPA Age 60

Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. During fiscal year 2020, Ms Lloyd served as a member of the Audit Committee until 26 August 2019, at which time she stepped down from such position concurrent with her appointment as Interim CFO. Effective 26 August 2019, Ms Lloyd was appointed as Interim CFO, a position she held until 25 February 2020. Effective 1 June 2020, Ms Lloyd became a member of the Audit Committee and was appointed Chair of the Audit Committee, effective 8 August 2020. Ms Lloyd also currently serves as Lead Independent Director and is a member of the Remuneration Committee.

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
Directorships of listed companies in the past five years: Current - Director of Insteel Industries, Inc (since 2019); Director of Highwoods Properties, Inc. (since 2018). Former - Director of Terra Nitrogen Company, L.P. (2009-2018).
Other: Director of New Frontier Materials LLC (since November 2021); resident of the United States.
Last elected: August 2019
Term expires: August 2022

James Hardie 2022 Annual Report on Form 20-F	23

Rada Rodriguez MSc Age 63

Rada Rodriguez was appointed as an independent non-executive director of James Hardie in November 2018. She is a member of the Nominating and Governance Committee and the Remuneration Committee.
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
Other: Director of Messe Berlin GmbH (since 2019); Director of ZVEI (since 2014); resident of Germany.
Last elected: August 2019
Term expires: August 2022

James Hardie 2022 Annual Report on Form 20-F	24

Suzanne B Rowland MS, BS Age 60

Suzanne B Rowland was appointed as an independent non-executive director of James Hardie in February 2021. She is a member of the Audit Committee and the Remuneration Committee.

Experience: Ms Rowland has extensive senior executive experience leading complex global materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies driving focused profitable growth.

Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International plc between 2009 and 2015 where she led significant improvement in customer relationships, market position, and operational execution. Before joining Tyco, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she held multiple senior executive roles including leading the global Adhesives division and Procurement & Logistics for the company..
Directorships of listed companies in the past five years: Current – Director of Sealed Air Corporation (since 2020); Director of L.B. Foster Co. (since 2008). Former - Director of SPX Flow, Inc. (2018-2022).
Other: Resident of the United States.
Last elected: August 2021
Term expires: August 2024

James Hardie 2022 Annual Report on Form 20-F	25

Nigel Stein CA, BSc Age 66

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
Other: Resident of the United Kingdom.
Last elected: November 2020
Term expires: August 2023

James Hardie 2022 Annual Report on Form 20-F	26

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

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2022) (“Senior Executive Officers”) in fiscal year 2022, and also includes an outline of the key changes for fiscal year 2023. Further details of these changes are set out in the 2022 Notice of Annual General Meeting (“AGM”).

For fiscal year 2022, our senior executive officers are:

•Jason Miele, Chief Financial Officer;
•Sean Gadd, President, North America;
•Joe Blasko, Chief Legal and Compliance Officer and Corporate Secretary;
•Ryan Kilcullen, Executive Vice President, Global Operations; and
•Dr Jack Truong, Former Chief Executive Officer (through 6 January 2022).

As previously announced, on 6 January 2022, Dr Jack Truong was terminated as CEO and Executive Director and Mr Harold Wiens was appointed as interim CEO. As compensation for his service as interim CEO, Mr Wiens receives a temporary exertion fee of US$130,000 per month for the period he is in the interim CEO role. The exertion fee is in addition to his regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this period because of undertaking this role are also compensated. The compensation Mr Wiens receives for his service as our interim CEO does not reflect our normal remuneration practices with respect to our executive compensation program due to his service as CEO being interim in nature. As such, Mr Wiens does not participate in the STI and LTI plans and programs that are discussed throughout the remainder of this Remuneration Report.

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

James Hardie 2022 Annual Report on Form 20-F	27

EXECUTIVE SUMMARY
Fiscal Year 2022 Business Highlights1

Our operating results for fiscal year 2022 reflected strong and disciplined financial performance, highlighted by adjusted net income of US$621 million and adjusted earnings before interest and taxes (“EBIT”) of US$816 million, an increase of 36% and 30%, respectively, compared to fiscal year 2021. In addition, we achieved net sales of US$3.6 billion, an increase of 24% compared to fiscal year 2021, and US$1.39 adjusted diluted earnings per share.

The following graphs show our performance for key financial measures during fiscal year 2022, with a comparison to prior corresponding periods:

Net Sales
Dollars in US millions

'22 3,615
'21 2,909
'20 2,607
3 year CAGR 13%
'19 2,507
'18 2,055
'17 1,922
'16 1,728

Adjusted EBIT
Dollars in US millions

'22 816
'21 629
'20 487
3 year CAGR 26%
'19 405
'18 398
'17 354
'16 351

Adjusted Net Income
Dollars in US millions

'22 621
'21 458
'20 353
3 year CAGR 27%
'19 301
'18 291
'17 249
'16 243

Adjusted Diluted EPS
US Dollars/share

'22 1.39
'21 1.03
'20 0.79
3 year CAGR 27%
'19 0.68
'18 0.66
'17 0.56
'16 0.54

Adjusted ROCE
%

'22 51
'21 40
'20 31
3 year CAGR 22%
'19 28
'18 32
'17 31
'16 31

Operating Cash Flow
Dollars in US millions

'22 757
'21 787
'20 451
3 year CAGR 36%
'19 304
'18 309
'17 383
'16 223

____________
1Please see the "Glossary of Abbreviations and Definitions" in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2022 Annual Report on Form 20-F	28

Fiscal Year 2022 Compensation Highlights

Our fiscal year 2022 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met.

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2022:

•The core plan design for our Short-Term Incentive program in fiscal year 2022, which is comprised of both the Company Performance Plan ("CP Plan") and Individual Performance Plan ("IP Plan"), did not change. The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. In the unprecedented and unpredictable market conditions related to the COVID-19 pandemic, we maintained the simplified structure and plan metrics we established in Fiscal Year 2021, which strengthened the connection between consistent revenue growth and strong returns. A complete description of the CP Plan for fiscal year 2022 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the Long-Term Incentive ("LTI") Plan for fiscal year 2022. The LTI plan remains similar to the fiscal year 2021 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2022 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2022:

Summary of Fiscal Year 2022 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2022 Annual Base Salary (US$)	FY2022 STI Target Value (US$)	FY2022 LTI Target Value (US$)	FY2022 Total Target Compensation (US$)
J Miele	500,000	300,000	600,000	1,400,000
S Gadd	577,830	346,698	800,000	1,724,528
J Blasko	471,398	282,839	500,000	1,254,237
R Kilcullen	380,544	228,326	400,000	1,008,870
J Truong	1,000,000	1,250,000	5,750,000	8,000,000

In January 2022, Messrs Miele, Gadd and Kilcullen received base salary and STI target increases as noted under on page 35.

James Hardie 2022 Annual Report on Form 20-F	29

Results of 2021 Remuneration Report Vote

In August 2021, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2021. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

At our 2021 Annual General Meeting, our shareholders approved our remuneration report, with 96.7% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2021.

APPROACH TO SENIOR EXECUTIVE REMUNERATION

Remuneration Philosophy

As our largest operating business and all of our Senior Executive Officers are located in the US, our remuneration philosophy is to provide our Senior Executive Officers with an overall package that is competitive with Peer Group companies exposed to the US housing and consumer durables market. Within this philosophy, the executive remuneration framework emphasizes operational excellence and shareholder value creation through incentives that link executive remuneration with the interests of shareholders. Our remuneration plans and programs are structured to enable us to: (i) attract and retain talented executives; (ii) reward outstanding individual and corporate performance; and (iii) align the interests of our executives to the interests of our shareholders, with the ultimate goal of creating long-term value for our shareholders. This pay-for-performance system continues to serve as the framework for executive remuneration, aligning the remuneration received with the performance achieved.

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

James Hardie 2022 Annual Report on Form 20-F	30

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for our former CEO and other Senior Executive Officers for fiscal year 2022. Fixed remuneration includes base salary and variable remuneration is comprised of target Short-Term Incentive ("STI") awards and the following three LTI components: (i) Relative Total Shareholder Return ("TSR") Restricted Stock Units ("RSUs"); (ii) Return on Capital Employed ("ROCE") RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

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

James Hardie 2022 Annual Report on Form 20-F	31

Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration of directors; (iii) reviewing the remuneration framework for the Company; and (iv) making recommendations to the Board on recruitment, retention and termination policies and procedures for senior management. The current members of the Remuneration Committee are Persio Lisboa (Chairman), Rada Rodriguez and Suzanne Rowland, all of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on our Investor Relations website (ir.jameshardie.com.au).

Summary of Executive Compensation Practices

The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ
✓	Retain independent compensation advisers reporting directly to the Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓	Pay for performance model, with approximately 88% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 64% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers
		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum North America growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors and Senior Executive Officers	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

James Hardie 2022 Annual Report on Form 20-F	32

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee re-evaluated its independent advisors and appointed FW Cook (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2022. The Remuneration Committee reviews the appointment of its advisers each year. Both FW Cook and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2022 to support their appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before appointing FW Cook and re-appointing Guerdon Associates for fiscal year 2022.

Benchmarking Analysis

To assist the Remuneration Committee in making remuneration decisions, the Remuneration Committee evaluates the remuneration of our Senior Executive Officers against a designated set of companies (the “Peer Group”). The Peer Group, which is reviewed by the Remuneration Committee on an annual basis, consists of companies that are similar to us in terms of certain factors. The Remuneration Committee believes that US based companies are a more appropriate peer group than Australian based companies, as they are exposed to the same macroeconomic factors in the US housing market as those we face.

For fiscal year 2022, the factors used to review and define the Peer Group included:

•Size (revenue and market cap);
•Industry (builders and suppliers);
•Exposure to the US housing market;
•Operates and services global markets; and
•Focus on innovation and intellectual property as a differentiating factor for the business.

As result, Apogee Enterprises, Inc., Eagle Materials, Inc., Mueller Water Products, Inc., and Quanex Building Products Corporation were eliminated and A.O. Smith Corporation, Builders FirstSource, Inc., NVR, Inc., Newel Brands, Inc., The Toro Company and The Toll Brothers were added to the peer group.

Set forth below are the names of the 23 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2022.

A.O. Smith Corporation	Lennox International, Inc	Simpson Manufacturing Co., Inc
Acuity Brands, Inc	Louisiana-Pacific Corp	The Toro Company
American Woodmark Corp	Martin Marietta Materials, Inc	Toll Brothers, Inc.
Armstrong World Indus, Inc	Masco Corporation	Trex Co., Inc
Builders FirstSource, Inc.	Mohawk Industries, Inc	Valmont Industries, Inc
Carlisle Companies Incorporated	NVR, Inc.	Vulcan Materials Co
Cornerstone Building Brands, Inc.	Newell Brands, Inc.	Watsco, Inc
Fortune Brands Home & Security	Owens Corning

James Hardie 2022 Annual Report on Form 20-F	33

Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2022 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2022, during a continuing pandemic, had on the whole extraordinary results of net sales growth and EBIT growth: (i) significantly above target on growth measures and significantly above target on return measures, resulting in STI variable remuneration outcomes above target for fiscal year 2022; and (ii) when taken together with performance in fiscal years 2020 and 2021, at approximately the 90th percentile of our Peer Group TSR performance is significantly above expectations on ROCE performance, and met or exceeded expectations on long-term strategic measures included in the Scorecard, resulting in LTI variable remuneration being on average above target for fiscal years 2020-2022.
More details about this assessment are set out below in this Remuneration Report.

James Hardie 2022 Annual Report on Form 20-F	34

DESCRIPTION OF 2022 REMUNERATION ELEMENTS
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
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2022, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
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

James Hardie 2022 Annual Report on Form 20-F	35

Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2022, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2022, the STI target percentage for Dr Truong was 125% of base salary and 60% for Messrs Miele, Gadd, Blasko and Kilcullen, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers. In January 2022, Mr Gadd received a STI target increase to 70% of base salary due to his promotion to President, North America, Mr Kilcullen received a STI target increase to 65% of base salary due to his promotion to EVP, Global Operations and Mr Miele received a STI target increase to 70% to bring him closer to the median of the peer group.

CP Plan
For fiscal year 2022, the core plan design was the same as prior years. We continue to measure both Growth and Returns when assessing Company performance and shareholder value creation.
For fiscal year 2022, the metrics for all regions (North America, Asia Pacific and Europe) are the same as fiscal year 2021 and are a net revenue measure (Growth) and a profit measure (Returns). The metrics are each set with a threshold, target and maximum payout scale. Similar in concept to the matrices used previously and in order to incentivize exceptional company performance in an uncertain and highly volatile market, both net revenue and profitability must be achieved together to derive a payout within the payout scale, reinforcing shareholder value creation. The maximum payout is 3.0x of target.

All Senior Executive Officers continued to be tied to the NA multiple either in part or in whole. Executives with NA responsibility are linked only to the NA multiple (Mr Gadd and Mr Kilcullen). For executives with global responsibility (Dr Truong and Messrs Miele and Blasko), their STI is based on the metrics for North America and the Global net income of the Company.
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

James Hardie 2022 Annual Report on Form 20-F	36

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

STI Plan Performance for Fiscal Year 2022

Our CP Plan results and the subsequent STI payouts for fiscal year 2022 were significantly above target as a result of:

•The North America business performing significantly above target for both Net Revenue and EBIT
•The Asia Pacific business performing above target driven by both strong Net Revenue and EBIT growth in Australia and New Zealand and significantly above target for performance in the Philippines.
•The EU business performing significantly above target on Net Revenue and above target on EBIT and EBIT Margin.

In regards to the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2022 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2022 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2022, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers.”

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

James Hardie 2022 Annual Report on Form 20-F	37

Awards issued under the LTI are issued pursuant to the terms of the LTIP. During fiscal year 2022, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
J Miele	8,594	13,619	25,782
S Gadd	11,459	18,158	34,376
J Blasko	7,162	11,349	21,485
R Kilcullen	5,729	9,079	17,188
J Truong	82,358	130,513	247,075

RSUs issued under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (25% of target LTI for Fiscal Years 2022-2024)

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

ROCE hurdles for the ROCE RSUs are based on historical results and take into account the US housing market and better optimization of our manufacturing plants. The three-year average ROCE for fiscal years 2019, 2020 and 2021 was 33.0%.

James Hardie 2022 Annual Report on Form 20-F	38

The hurdles for ROCE RSUs granted in fiscal year 2022 (for performance in fiscal years 2022 to 2024) were increased from fiscal year 2021 as shown in the table below:

Fiscal Years 2022-2024 ROCE	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥ 37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
> 40.0%	2.0x

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

“Adjusted Capital Employed” will be calculated as total assets minus current liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets; and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

ROCE RSUs Vesting in Fiscal Year 2022 (for Fiscal Years 2020-2022)

As a component of the fiscal year 2020 LTI Plan, we granted ROCE RSUs in August 2019. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2020-2022 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 24.0%	0.0x
≥ 24.0%, but < 26.0%	0.5x
≥ 26.0%, but < 27.5%	1.0x
≥ 27.5%, but < 28.5%	1.5x
≥ 28.5%	2.0x

Based on the average ROCE result for fiscal years 2020-2022 of 40.9% and negative discretion applied to the results, 1.25x target of the ROCE RSUs granted will vest on 17 August 2022.

James Hardie 2022 Annual Report on Form 20-F	39

Relative TSR RSUs (25% of target LTI for Fiscal Years 2022-2024)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2022 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2022, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date, with no re-testing. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

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

TSR RSUs Vested in Fiscal Year 2022

TSR RSUs Vested for Fiscal Years 2019-2021

As part of the fiscal year 2019 LTI Plan, in August 2018 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

James Hardie 2022 Annual Report on Form 20-F	40

In August 2021, the first and only test of Relative TSR performance was completed, resulting in our TSR performance at the 95.0 percentile of the Peer Group in place at that time. As a result, 2.0x of target outstanding Relative TSR RSUs vested.

Scorecard LTI (50% of target LTI for Fiscal Years 2022-2024)

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

Further details related to the Scorecard for fiscal year 2022, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report included in our Annual Report filed in May 2021. An assessment of our Scorecard performance for fiscal years 2020-2022 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2022-2024 at the conclusion of fiscal year 2024.

James Hardie 2022 Annual Report on Form 20-F	41

Scorecard LTI Vesting in Fiscal Year 2022 (for Fiscal Years 2020-2022)

After fiscal year 2022, the Remuneration Committee reviewed our performance over fiscal years 2020-2022 against the Scorecard objectives set forth in fiscal year 2020, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating between 0.75x and 3.0x of target with an average weighted target of 1.8x.

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
PDG (Primary Demand Growth)	Goal: APAC: 1% - 6%; NA: 2% -8 % Result: APAC: 1.5%; NA: 5.1%	Performance exceeded expectations
Organic Revenue Growth	Goal: Europe: 5% - 12% Result: 10%	Performance exceeded expectations
EBIT Margin	Goal: APAC: 20% - 25%; Europe: 11% - 15%; NA 21% - 26% Result: APAC: 26.4%; Europe: 10.4% NA: 21.6%	Performance exceeded expectations
Lean - Cumulative over 3 years	Goal: APAC: USD 19MM; Europe: USD 20MM; USD NA 100MM Result: APAC: USD 34MM; Europe USD 31MM; NA: USD 150MM	Performance exceeded expectations
Zero Harm The safety of our employees is an essential objective of the Company
Goal:
APAC: Safe Start Program; Driver/Fleet Safety Program; Days Away, Restricted or Transferred ("DART") rate: 0.17

Europe: Replicate systems from NA and APAC; Safe Start Implementation

NA: 5S World Class Facilities; Energy Control Program; DART rate: 0.75

Result: APAC and Europe completed their Safe Start and Driver/Fleet Safety programs. APAC DART rate is 0.17. NA completed their 5S program and is continuing to work on the Energy Control Program. DART rate was at 0.75
Performance met expectations

James Hardie 2022 Annual Report on Form 20-F	42

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Innovation	Commercial-in-confidence metrics for products and process efficiencies	Performance exceeded expectations
Environment, Social & Governance
Goal: Establish team to globally drive ESG reporting improvement; develop ESG reporting and showing a clear plan on how to address the Task Force For Climate Change Disclosure; show improvement in all areas management flagged in FY21 report; receive zero negative shareholder votes across any resolution whereby the shareholder notes the vote was due to lack of clarity on ESG initiatives

Result: Achieved all ESG deliverables and received significant positive feedback from proxy firms and investors. Importantly, have significant momentum to further integrate ESG into the business

Performance exceeded expectations
People and Culture .
Goal: 3-Year average turnover:
APAC: 12%; Europe 8%; NA: 15%
Develop Leadership behaviors; and Hire key executive Roles

Result: Turnover: APAC: 11%; Europe: 8%; NA: 17%

Leadership behaviors were developed and rolled out to employees. Key executive hires were offered. NA turnover was higher than the 3-year goal due to higher turnover in 2021 due to impact of COVID on the job market

Performance met expectations

James Hardie 2022 Annual Report on Form 20-F	43

CHANGES TO REMUNERATION FOR FISCAL YEAR 2023

Remuneration for Fiscal Year 2023
During our February and May 2022 meetings, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2023.

Other Senior Executive Officer Compensation

Base pay, target STI and LTI increases in fiscal year 2022 for the CFO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2022 (US$)	Fiscal Year 2023 (US$)	Fiscal Year 2022 (US$)	Fiscal Year 2023 (US$)	Fiscal Year 2022 (US$)	Fiscal Year 2023 (US$)
J Miele	500,000	550,000	60%	70%	600,000	865,000
S Gadd	577,830	650,000	60%	70%	800,000	1,000,000
J Blasko	471,398	471,398	60%	60%	500,000	500,000
R Kilcullen	380,544	435,000	60%	65%	400,000	600,000
Mr Miele is receiving a 10% market increase in his base salary to bring base salary to slightly above the 25th percentile off the peer group of other CFOs. In addition, Mr Miele is receiving an increase in his STI and LTI targets since he is currently below the 25th percentile of the peer group. Mr Gadd received a base salary, STI and LTI target increase due to his promotion in January 2022 to President, North America. Mr Kilcullen's base salary, STI and LTI targets are also being increased due to his promotion to EVP, Global Operations; otherwise, there are no other target LTI changes for the Senior Executive Officers for fiscal year 2023. Base salary increases, if any, are made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels.

STI Plans

For fiscal year 2023, the plan design will continue to be the same as fiscal year 2022. We will continue to measure both Growth and Returns when assessing Company performance and shareholder value creation. We will continue to use the same the plan metrics, and continue to strengthen the connection between consistent revenue growth and strong returns. As in fiscal year 2022, the metrics for all regions (North America, Asia Pacific and Europe) will be a net revenue measure (Growth) and a profit measure (Returns). The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales will incentivize exceptional company performance in a unpredictable market; both net revenue and profitability must be achieved together to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout will be 3.0x of target.

For fiscal year 2023, Mr Gadd will continue to be tied to the North America multiple. For executives with global responsibility (Messrs Miele, Kilcullen and Blasko), their bonus will be based on the metrics for North America and the net income of the Company.

There will be no material change to the operation of the IP or CP Plans (STI Plans) for fiscal year 2023.

James Hardie 2022 Annual Report on Form 20-F	44

LTI Plan

The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of the Company's assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2023 LTI Plan is consistent with the plan for fiscal year 2022 with updates to ROCE target measures and the Scorecard objectives.

The 2022 Notice of AGM will contain further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2023.

For fiscal year 2023, the Remuneration Committee has set the following eight Scorecard goals for each region (for the performance period in fiscal years 2023 to 2025) to ensure alignment with our strategic priorities:

	APAC	Europe	North America
Zero Harm	•Empower all employees to be Zero Harm Leaders •Develop and implement SAFE SYSTEMS to reduce risks and enable SAFE PEOPLE and SAFE PLACES •DART rate: •FY23=0.08; FY24= 0.08; FY25=0.07	•Empower all employees to be Zero Harm Leaders •Develop and implement SAFE SYSTEMS to reduce risks and enable SAFE PEOPLE and SAFE PLACES •DART Rate: . •FY23=0.47; FY24= 0.45; FY25=0.43	•Empower all employees to be Zero Harm Leaders •Develop and implement SAFE SYSTEMS to reduce risks and enable SAFE PEOPLE and SAFE PLACES •DART rate: •FY23=0.79; FY24= 0.76; FY25=0.73
Organic revenue growth	11%+	6%+	11%+
EBIT Margin	27% - 32%	13% - 18%	27% - 32%
Supply Ahead of Demand
•LEAN (Net Hours: 149/150/151 RTY: 92.4%/92.7%/92.9%)
•EBIT margin expansion through continued LEAN savings
•Enable additional capacity through continued LEAN performance improvements

Capacity Expansion
•FY23: Execute timely ramp up of brownfield expansion
•FY24 - FY26: Develop, build and construct greenfield facility with commissioning in late FY26

•LEAN (Net Hours: 146/148/150)
•EBIT margin expansion through continued LEAN savings
•Enable additional capacity through continued LEAN performance improvements

Capacity Expansion
•FY24 - FY25: Complete brownfield expansion with commissioning in late FY25
•FY24 - FY26: Develop, build and construct greenfield facility with commissioning in FY27

•LEAN (Net Hours: 146/148/150 RTY: 94.1%/94.4%/94.7%)
•EBIT margin expansion through continued LEAN savings
•Enable additional capacity through continued LEAN performance improvements

Capacity Expansion
•FY23: Execute timely ramp up of two additional sheet machines
•FY23 - FY24: Develop, build and construct two-line brownfield facility with commissioning in late FY24
•FY24 - FY26: Develop, build and construct greenfield facility with commissioning in late FY26

Innovation	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies

James Hardie 2022 Annual Report on Form 20-F	45

	APAC	Europe	North America
High Value Product Mix	Innovation Volume as Percent of Mix: Annual improvement with FY25 at 8+%	Fiber Cement Revenue Growth: 25%+	ColorPlus Volume Growth: 15+% Innovation Volume as Percent of Mix: Annual improvement with FY25 at 4+%
People & Culture	•Turnover: <10%	•Turnover: <8%	•Turnover: <14%

•Uphold and/or emulate the Company’s Code of Conduct, Leadership Behaviors and Values, including Operate with Respect
•Attract, develop and retain great talent, increasing proportion of diverse talent in leadership roles
•Advance Talent Management capabilities and processes; developing and maintaining clear succession plans for key leadership roles

Environment, Social & Governance ("ESG")
FY23:
•Strengthen CDP disclosures with TCFD recommendations
•Refresh materiality assessment with expanded stakeholder groups
•FY23 ESG Report shows improvement across areas reported on
FY24:
•Improved CDP reporting with progress towards goals
•Expanded Task Force for Climate Change Disclosure (TFCD) reporting
•FY24 reporting shows improvement & PDCA as required based on stakeholder feedback
FY25:
•Evolve social impact strategy and goals.
•Develop strategy for reduction of Scope 3 (value chain) greenhouse gas emissions.
•ESG efforts support consumer brand strategy

James Hardie 2022 Annual Report on Form 20-F	46

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

In addition, all fiscal year 2022, LTI grants made to Senior Executive Officers are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2023, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

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

James Hardie 2022 Annual Report on Form 20-F	47

of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).

As of 31 March 2022, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The fiscal year 2022 annual equity awards under the LTI Plan were approved by the Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2022. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2022, we maintained employment or severance agreements with Dr Truong and each of Messrs Gadd and Miele. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Dr Jack Truong

Below is a summary of the key terms of Dr Truong’s employment agreement, which was in effect prior to his termination:
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

James Hardie 2022 Annual Report on Form 20-F	48

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

James Hardie 2022 Annual Report on Form 20-F	49

Severance Agreement with Sean Gadd

During fiscal year 2019, we entered into a severance agreement with Mr Gadd in order to provide him with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include:
•Salary continuation for one and one-half years provided the aggregate amount of such payments is equal to the sum of (a) one and one-half times the executive’s base salary, plus (b) one times the executive’s annual incentive opportunity, as then in effect;
•Monthly payments for a period of 18 months following termination equal to the premium the executive would be required to pay for COBRA continuation coverage under the Company’s health benefit plans based on the level of coverage the executive has immediately prior to termination. Executive is not required to purchase COBRA continuation coverage or use these payments towards any payment of applicable premiums for COBRA continuation coverage; and
•Reasonable outplacement services through a provider of the Company’s choice. Services terminate when the executive finds other employment and may not continue for more than 12 months following termination.

James Hardie 2022 Annual Report on Form 20-F	50

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2022, 2021 and 2020 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
J Miele
Fiscal Year 2022	487,000	1,462,785	42,480	17,400	1,291,915	148,071	—	3,449,651
Fiscal year 2021	411,692	648,960	111,469	17,100	533,914	754,806	283,744	2,761,685
Fiscal Year 2020	292,840	269,233	39,384	18,076	255,805	(3,427)	382,089	1,254,000
S Gadd
Fiscal Year 2022	597,487	1,403,340	62,027	17,400	2,443,365	503,632	—	5,027,251
Fiscal year 2021	573,299	901,415	38,808	17,100	1,438,684	3,082,202	—	6,051,508
Fiscal Year 2020	558,038	747,252	35,249	18,230	1,347,237	(29,332)	—	2,676,674
J Blasko
Fiscal Year 2022	468,302	921,239	54,350	19,913	714,513	193,341	—	2,371,658
Fiscal year 2021	457,472	717,444	71,350	17,100	609,857	1,129,200	—	3,002,423
Fiscal Year 2020	447,347	489,117	54,088	17,012	568,651	11,022	—	1,587,237
R Kilcullen
Fiscal Year 2022	398,627	650,278	45,927	18,922	1,232,884	205,533	—	2,552,171
Fiscal year 2021	379,030	593,649	33,788	12,453	635,010	1,132,357	—	2,786,287
Fiscal Year 2020	371,038	476,898	26,046	18,022	552,189	(11,661)	—	1,432,532
J Truong[7]
Fiscal Year 2022	802,664	—	57,406	20,381	—	—	—	880,451
Fiscal year 2021	873,077	3,037,500	73,377	17,100	5,740,243	9,973,788	—	19,715,085
Fiscal Year 2020	800,000	2,160,000	75,038	17,366	3,329,423	(316,615)	3,051	6,068,263
TOTAL
Fiscal Year 2022	2,754,080	4,437,642	262,190	94,016	5,682,677	1,050,577	—	14,281,182
Fiscal Year 2021	2,694,570	5,898,968	328,792	80,853	8,957,708	16,072,353	283,744	34,316,988
Fiscal Year 2020	2,469,263	4,142,500	229,805	88,706	6,053,305	(350,013)	385,140	13,018,706

____________
1Base pay for fiscal years 2022, 2021 and 2020 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards payable for fiscal year 2022, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2022 and paid in June 2021 and 2020, for fiscal years 2022, 2021 and 2020, respectively
3Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.
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

James Hardie 2022 Annual Report on Form 20-F	51

which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2022, 2021 and 2020 as well as adjustments to performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2022, there was a 0.3% increase in our share price from US$30.28 to US$30.38. During fiscal year 2021, there was a 164.7% increase in our share price from US$11.44 to US$30.28.
6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7For Dr Truong, amounts reflect compensation received during fiscal year 2022 up though his date of termination. Dr Truong's base pay includes US$157,729 in fiscal year 2022, which a portion is allocated for tax purposes to his services on the Company’s Board. As a result of his termination, all previously issued LTI awards granted in fiscal year 2022 have lapsed resulting in a negative Ongoing Expense of US$6,211,796 and a Mark to Market change of US$1,748,274.

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the fiscal years 2022-2024 equity awards that were granted to each executive.

James Hardie 2022 Annual Report on Form 20-F	52

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
J Miele
Fiscal year 2022	487,000	600,000	300,003	—	1,289,402	—	59,880	2,736,285
Fiscal year 2021	411,692	—	225,005	—	795,901	—	412,313	1,844,911
Fiscal Year 2020	292,840	—	124,997	—	312,260	—	439,550	1,169,647
S Gadd
Fiscal year 2022	597,487	400,000	400,003	—	2,349,680	—	79,427	3,826,597
Fiscal year 2021	573,299	—	399,998	—	2,095,596	—	55,907	3,124,800
Fiscal Year 2020	558,038	—	399,999	—	933,695	—	53,479	1,945,211
J Blasko
Fiscal year 2022	468,302	200,000	250,006	—	1,121,185	—	74,263	2,113,756
Fiscal year 2021	457,472	—	249,993	—	1,056,239	—	88,450	1,852,154
Fiscal Year 2020	447,347	—	250,000	—	618,197	—	71,101	1,386,645
R Kilcullen
Fiscal year 2022	398,627	—	199,993	—	1,076,895	—	64,849	1,740,364
Fiscal year 2021	379,030	—	199,999	—	985,476	—	46,241	1,610,746
Fiscal Year 2020	371,038	—	200,003	—	548,614	—	44,068	1,163,723
J Truong[7]
Fiscal year 2022	802,664	—	2,874,989	—	8,071,587	—	77,787	11,827,027
Fiscal year 2021	873,077	—	1,737,499	—	5,983,696	—	90,477	8,684,749
Fiscal Year 2020	800,000	—	1,049,998	—	2,160,000	—	95,455	4,105,453
TOTAL
Fiscal Year 2022	2,754,080	1,200,000	4,024,994	—	13,908,749	—	356,206	22,244,029
Fiscal Year 2021	2,694,570	—	2,812,494	—	10,916,908	—	693,388	17,117,360
Fiscal Year 2020	2,469,263	—	2,024,997	—	4,572,766	—	703,653	9,770,679
____________
1    Base pay for fiscal years 2022, 2021 and 2020 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2    Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. Messrs Miele, Gadd and Blasko received special bonuses for their work due to the departure of the CEO in the amounts of US$600,000, US$400,000 and US$200,000, respectively.
3    Shows the value on the date of grant for the TSR RSUs and ROCE RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2022 is US$22.03 and ROCE RSU 20-day average share price of US$34.91.

4    We do not grant stock options to executives.

5    For further details on STI awards paid for fiscal year 2022, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2022 and paid in June 2021 and 2020, for fiscal years 2022, 2021 and 2020, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2021, 2020 and 2019.

6    Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, car allowances, membership in executive wellness programs, and financial planning and tax services.

7    J Truong's base pay includes US$157,729 in fiscal year 2022, which a portion is allocated for tax purposes to his services on the Company’s Board.

James Hardie 2022 Annual Report on Form 20-F	53

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2022 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
	(US dollars)
	FY2022	FY2023	FY2024	FY2025	TOTAL
J Miele	70,367	126,521	126,868	48,182	371,938
S Gadd	93,822	168,695	169,157	64,243	495,917
J Blasko	58,636	105,429	105,718	40,150	309,933
R Kilcullen	46,911	84,347	84,579	32,121	247,958
J Truong	—	—	—	—	—
	269,736	484,992	486,322	184,696	1,425,746

ROCE RSUs[2]
	(US dollars)
	FY2022	FY2023	FY2024	FY2025	TOTAL
J Miele	33,423	60,095	60,260	22,886	176,664
S Gadd	44,564	80,127	80,347	30,514	235,552
J Blasko	27,850	50,075	50,212	19,069	147,206
R Kilcullen	22,276	40,054	40,164	15,253	117,747
J Truong	—	—	—	—	—
	128,113	230,351	230,983	87,722	677,169

Relative TSR RSUs[3]
	(US dollars)
	FY2022	FY2023	FY2024	FY2025	TOTAL
J Miele	64,775	116,467	116,786	44,353	342,381
S Gadd	86,363	155,283	155,709	59,135	456,490
J Blasko	53,978	97,054	97,320	36,960	285,312
R Kilcullen	43,182	77,642	77,854	29,568	228,246
J Truong	—	—	—	—	—
	248,298	446,446	447,669	170,016	1,312,429

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2022. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2024 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2022. The fair value of each RSU is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2024 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.

James Hardie 2022 Annual Report on Form 20-F	54

3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2022 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2022.

Options
As of 30 April 2022, no Senior Executive Officers held stock options.

James Hardie 2022 Annual Report on Form 20-F	55

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 2021	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2022	Fair Value per RSU[2] (US$)
J Miele	17-Aug-18[3]	17-Aug-21	11,335	11,335	$98,969	(11,335)	—	—	$8.73
	17-Aug-18[4]	17-Aug-21	6,111	6,111	$88,881	(6,111)	—	—	$14.54
	17-Aug-19[3]	17-Aug-22	16,599	16,599	$177,277	—	—	16,599	$10.68
	17-Aug-19[4]	17-Aug-22	8,993	8,993	$125,093	—	—	8,993	$13.91
	25-Feb-20[5]	17-Aug-22	6,676	6,676	$90,660	—	—	6,676	$13.58
	25-Feb-20[5]	17-Aug-22	4,767	4,767	$85,186	—	—	4,767	$17.87
	17-Aug-20[3]	17-Aug-23	16,457	16,457	$239,778	—	—	16,457	$14.57
	17-Aug-20[4]	17-Aug-23	10,636	10,636	$236,226	—	—	10,636	$22.21
	17-Aug-21[3]	17-Aug-24	—	13,619	$342,382	—	—	13,619	$25.14
	17-Aug-21[4]	17-Aug-24	—	8,594	$309,298	—	—	8,594	$35.99
S Gadd	21-Aug-17[5]	21-Aug-20	32,920	49,380	$376,809	(16,460)	—	16,460	$7.63
	21-Aug-17[6]	21-Aug-20	18,192	27,288	$387,269	(5,685)	(3,411)	9,096	$14.19
	17-Aug-18[3]	17-Aug-21	45,342	45,342	$395,895	(45,342)	—	—	$8.73
	17-Aug-18[4]	17-Aug-21	24,442	24,442	$355,494	(24,442)	—	—	$14.54
	17-Aug-19[3]	17-Aug-22	53,117	53,117	$567,290	—	—	53,117	$10.68
	17-Aug-19[4]	17-Aug-22	28,779	28,779	$400,316	—	—	28,779	$13.91
	17-Aug-20[3]	17-Aug-23	29,256	29,256	$426,260	—	—	29,256	$14.57
	17-Aug-20[4]	17-Aug-23	18,908	18,908	$419,947	—	—	18,908	$22.21
	17-Aug-21[3]	17-Aug-24	—	18,158	$456,492	—	—	18,158	$25.14
	17-Aug-21[4]	17-Aug-24	—	11,459	$412,409	—	—	11,459	$35.99
J Blasko	17-Aug-18[3]	17-Aug-21	28,339	28,339	$247,436	(28,339)	—	—	$8.73
	17-Aug-18[4]	17-Aug-21	15,276	15,276	$222,113	(15,276)	—	—	$14.54
	17-Aug-19[3]	17-Aug-22	33,198	33,198	$354,555	—	—	33,198	$10.68
	17-Aug-19[4]	17-Aug-22	17,987	17,987	$250,199	—	—	17,987	$13.91
	17-Aug-20[3]	17-Aug-23	18,285	18,285	$266,412	—	—	18,285	$14.57
	17-Aug-20[4]	17-Aug-23	11,817	11,817	$262,456	—	—	11,817	$22.21
	17-Aug-21[3]	17-Aug-24	—	11,349	$285,314	—	—	11,349	$25.14
	17-Aug-21[4]	17-Aug-24	—	7,162	$257,760	—	—	7,162	$35.99
R Kilcullen	17-Aug-18[3]	17-Aug-21	22,671	22,671	$197,947	(22,671)	—	—	$8.73
	17-Aug-18[4]	17-Aug-21	12,221	12,221	$177,747	(12,221)	—	—	$14.54
	1-Mar-19[7]	9-Dec-19	2,719	8,159	$99,213	(2,719)	—	—	$12.16
	17-Aug-19[3]	17-Aug-22	26,559	26,559	$283,650	—	—	26,559	$10.68
	17-Aug-19[4]	17-Aug-22	14,390	14,390	$200,165	—	—	14,390	$13.91
	17-Aug-20[3]	17-Aug-23	14,628	14,628	$213,130	—	—	14,628	$14.57
	17-Aug-20[4]	17-Aug-23	9,454	9,454	$209,973	—	—	9,454	$22.21
	17-Aug-21[3]	17-Aug-24	—	9,079	$228,246	—	—	9,079	$25.14
	17-Aug-21[4]	17-Aug-24	—	5,729	$206,187	—	—	5,729	$35.99

James Hardie 2022 Annual Report on Form 20-F	56

Restricted Stock Units (continued)

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2021	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2022	Fair Value per RSU[2] (US$)
J Truong	21-Aug-17[5]	21-Aug-20	41,151	61,726	$471,019	(20,576)	(20,575)	—	$7.63
	21-Aug-17[6]	21-Aug-20	22,740	34,110	$484,086	(7,106)	(15,634)	—	$14.19
	17-Aug-18[3]	17-Aug-21	56,677	56,677	$494,864	(56,677)	—	—	$8.73
	17-Aug-18[4]	17-Aug-21	30,553	30,553	$444,375	(30,553)	—	—	$14.54
	6-Sep-18[3]	17-Aug-21	49,381	49,381	$334,255	(49,381)	—	—	$6.77
	6-Sep-18[4]	17-Aug-21	25,385	25,385	$343,817	(25,385)	—	—	$13.54
	9-Aug-19[3]	17-Aug-21	18,518	18,518	$138,885	(18,518)	—	—	$7.50
	9-Aug-19[4]	17-Aug-21	9,519	9,519	$131,933	(9,519)	—	—	$13.86
	17-Aug-19[3]	17-Aug-22	139,432	139,432	$1,489,134	—	(139,432)	—	$10.68
	17-Aug-19[4]	17-Aug-22	75,545	75,545	$1,050,831	—	(75,545)	—	$13.91
	17-Aug-20[3]	17-Aug-23	127,083	127,083	$2,365,015	—	(127,083)	—	$18.61
	17-Aug-20[4]	17-Aug-23	82,131	82,131	$2,104,196	—	(82,131)	—	$25.62
	27-Aug-21[3]	17-Aug-24	—	130,513	$3,177,992	—	(130,513)	—	$24.35
	27-Aug-21[4]	17-Aug-24	—	82,358	$2,949,240	—	(82,358)	—	$35.81

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
7    Special one-time retention grant of time-based RSUs granted under the 2001 Equity Incentive Plan ("2001 Plan"). These RSUs vested one-third in December 2019, 2020 and 2021.

James Hardie 2022 Annual Report on Form 20-F	57

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2021	Granted	Vested[1]	Lapsed	Holding at 30 April 2022[2]
J Miele	17-Aug-18	17-Aug-21	18,332	18,332	(12,221)	(6,111)	—
	17-Aug-19	17-Aug-22	26,980	26,980	—	—	26,980
	25-Feb-20[4]	17-Aug-22	14,301	14,301	—	—	14,301
	17-Aug-20	17-Aug-23	31,907	30,907	—	—	31,907
	17-Aug-21	17-Aug-24	—	25,782	—	—	25,782
S Gadd	21-Aug-17[3]	21-Aug-20	54,576	81,865	(13,826)	(13,462)	27,288
	17-Aug-18	17-Aug-21	73,327	73,327	(24,442)	(48,885)	—
	17-Aug-19	17-Aug-22	86,337	86,337	—	—	86,337
	17-Aug-20	17-Aug-23	56,724	56,724	—	—	56,724
	17-Aug-21	17-Aug-24	—	34,376	—	—	34,376
J Blasko	17-Aug-18	17-Aug-21	45,829	45,829	(45,829)	—	—
	17-Aug-19	17-Aug-22	53,961	53,961	—	—	53,961
	17-Aug-20	17-Aug-23	35,452	35,452	—	—	35,452
	17-Aug-21	17-Aug-24	—	21,485	—	—	21,485
R Kilcullen	17-Aug-18	17-Aug-21	36,663	36,663	—	—	36,663
	17-Aug-19	17-Aug-22	43,169	43,169	—	—	43,169
	17-Aug-20	17-Aug-23	28,362	28,362	—	—	28,362
	17-Aug-21	17-Aug-24	—	17,188	—	—	17,188
J Truong	21-Aug-17[3]	21-Aug-20	68,220	102,331	(34,110)	(34,110)	—
	17-Aug-18	17-Aug-21	91,659	91,659	(91,659)	—	—
	6-Sep-18	17-Aug-21	76,155	76,155	(76,155)	—	—
	31-Jan-19	17-Aug-21	28,558	28,558	(28,558)	—	—
	17-Aug-19	17-Aug-22	226,636	226,636	—	(226,636)	—
	17-Aug-20	17-Aug-23	246,394	246,394	—	(246,394)	—
	17-Aug-21	17-Aug-24	—	247,075		(247,075)	—

____________
1 Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2018-2021. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2021 Remuneration Report.
2    Scorecard LTI awards in respect of fiscal years 2020-2022 will vest on 17 August 2022. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 41 to 42 of this Remuneration Report.
3    Special retention award grant of Scorecard LTI awards granted under the LTIP, which are also subject to service-based vesting criteria.
4    Granted upon promotion to SVP, CFO; performance period ends 17 August 2022 with vesting one-third on 17 August 2022, 2023 and 2024.

James Hardie 2022 Annual Report on Form 20-F	58

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
There was no increase to the non-executive director fees in fiscal year 2022.

Position	Fiscal Year 2022 (US$)
Chairman	420,794
Board member	205,734
Audit Committee Chair	20,000
Remuneration Committee Chair	20,000
Nominating & Governance Committee Chair	20,000
Ad-hoc Board sub-committee attendance[1]	3,000
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

On occasion, the Nominating and Governance Committee (previously the Remuneration Committee) may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances. For example, as previously announced in January 2022: (1) Mr Hammes currently receives a temporary exertion fee of US$40,000 per month for the period he is in the Executive Chairman role; and (2) as compensation for his service as interim CEO, Mr Wiens currently receives a temporary exertion fee of US$130,000 per month for the period he is in the interim CEO role. For both Messrs Hammes and Wiens, the exertion fees are in addition to their regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this interim period for both Messrs Hammes and Wiens are also compensated. the focus of the Board is on maintaining the Company’s long-term direction and well-being, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results.

James Hardie 2022 Annual Report on Form 20-F	59

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate a minimum of 1.5 times (and two times for the Chairman) the non-executive director base fee in shares of the Company’s common stock (either personally, in the name of their spouse, or through a personal superannuation or pension plan). The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. In fiscal year 2021, the Company introduced a Non-Executive Director Equity Plan whereby non-executive directors could elect to receive some or all of their base fee in the form of ADRs, which was approved by shareholders at the 2020 Annual General Meeting. Each calendar year, approved non-executives may make a share election to designate a portion of their fees that they wish to apply to acquire shares. During fiscal year 2022, a total of 7,568 ADRs were issued under the Non-Executive Director Equity Plan.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2022 Annual Report on Form 20-F	60

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2022 and 2021
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2022 and 2021:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2022	429,794	254,566	5,729	690,089
Fiscal Year 2021	432,794	703,651	3,873	1,140,318
B Anderson
Fiscal Year 2022	—	—	—	—
Fiscal Year 2021	129,950	—	—	129,950
D Harrison
Fiscal Year 2022	132,395	110,208	724	243,327
Fiscal Year 2021	231,734	112,498	1,195	345,427
R Chenu
Fiscal Year 2022	—	—	—	—
Fiscal Year 2021	122,993	—	—	122,993
A Gisle Joosen
Fiscal Year 2022	89,300	—	—	89,300
Fiscal Year 2021	217,734	—	—	217,734
P Lisboa
Fiscal Year 2022	210,401	—	—	210,401
Fiscal Year 2021	217,093	—	—	217,093
A Lloyd
Fiscal Year 2022	228,734	—	—	228,734
Fiscal Year 2021	221,777	—	—	221,777
R Rodriguez
Fiscal Year 2022	217,734	—	—	217,734
Fiscal Year 2021	217,734	—	—	217,734
M Nozari
Fiscal Year 2022	158,301	—	—	158,301
Fiscal Year 2021	205,734	12,937	—	218,671
N Stein
Fiscal Year 2022	231,734	—	—	231,734
Fiscal Year 2021	190,072	—	—	190,072
H Wiens
Fiscal Year 2022	211,665	364,839	—	576,504
Fiscal Year 2021	181,430	—	—	181,430
S Rowland
Fiscal Year 2022	205,734	—	—	205,734
Fiscal Year 2021	31,565	—	—	31,565
D Seavers
Fiscal Year 2022	205,734	—	—	205,734
Fiscal Year 2021	31,565	—	—	31,565
Total Compensation for Non-Executive Directors
Fiscal Year 2022	2,321,526	729,613	6,453	3,057,592
Fiscal Year 2021	2,432,175	829,086	5,068	3,266,329

James Hardie 2022 Annual Report on Form 20-F	61

____________
1Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for M Hammes for fiscal year 2022 relates to: (i) a supplemental compensation payment of US$142,308 in relation to income for the calendar year ended 31 December 2021 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) an exertion fee of US$112,258 for his Executive Chairman role. Mr Hammes receives a temporary exertion fee of US$40,000 per month for the period he is in the Executive Chair role.
Amount for D Harrison for fiscal year 2022 relates to a supplemental compensation payment of US$110,208 in relation to income for the calendar year ending 31 December 2020 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for H Wiens for fiscal year 2022 relates to a supplemental compensation payment of US$364,839 in relation to his service as interim CEO. Mr Wiens currently receives a temporary exertion fee of US$130,000 per month for the period he is in the interim CEO role.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company.

Director Remuneration for the years ended 31 March 2022 and 2021

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Dr Truong) and director services is:

	Years Ended 31 March
(In US dollars)	2022	2021
Managerial Services[1]	$722,721	$19,509,351
Director Services[2]	423,151	3,472,063
	$1,145,872	$22,981,414
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for former CEO J Truong.
2Includes compensation for all non-executive directors, which includes base, Chairman, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the former CEO's remuneration paid as fees for his service on the JHI plc Board in fiscal years 2022 and 2021.

James Hardie 2022 Annual Report on Form 20-F	62

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 30 April 2022 and 30 April 2021, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2022	CUFS at 30 April 2021	RSUs at 30 April 2022	RSUs at 30 April 2021
J Miele	41,022	29,997	86,341	81,574
S Gadd	140,419	89,216	185,233	250,956
J Blasko	122,957	98,578	99,798	124,902
R Kilcullen	42,331	21,875	79,839	102,642
J Truong	279,383	61,669	—	678,114

As of 30 April 2022 and 30 April 2021, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2022	CUFS at 30 April 2021
M Hammes [1]	43,109	44,109
P Lisboa [2]	5,412	3,089
A Lloyd [3]	18,167	18,000
R Rodriguez [4]	1,230	270
S Rowland [5]	2,000	2,000
N Stein [6]	4,573	3,653
H Wiens [7]	10,841	6,633
____________
135,109 CUFS held in the name of Mr and Mrs Hammes and 8,000 CUFS held as ADSs in the name of Mr and Mrs Hammes.
25,412 CUFS held as ADSs in the name of Mr Lisboa.
318,000 CUFS held as ADSs in the name of Ms and Mr Lloyd and 167 CUFS held as ADSs in the name of Ms Lloyd.
41,230 CUFS held as ADSs in the name of Ms Rodriguez.
52,000 CUFS held as ADSs in the name of Ms Rowland.
63,400 CUFS held in the name of Mr Stein and 1,173 CUFS held as ADSs in the name of Mr Stein.
77,370 CUFS held as ADSs in the name of Mr and Mrs Wiens and 3,471 CUFS held as ADSs in the name of Mr Wiens.
Based on 445,348,933 shares of common stock outstanding at 30 April 2022 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2022 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2022, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.
Stock-Based Compensation Arrangements
At 31 March 2022, we had the following equity award plans:
•the LTIP; and
•the 2001 Plan.

James Hardie 2022 Annual Report on Form 20-F	63

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012, 2015, 2018 and 2021.

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
As of 31 March 2022, there were 782,326 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2022	Outstanding as of 31 March 2022
TSR - Retention	August 2017	246,903	79,627	16,460
ROCE - Retention	August 2017	136,440	27,118	5,685
TSR	August 2019	496,497	18,518	240,292
ROCE	August 2019	268,491	9,519	130,190
TSR	February 2020	6,676	—	6,676
ROCE	February 2020	4,767	—	4,767
TSR	August 2020	294,574	—	139,919
ROCE	August 2020	190,376	—	90,426
TSR	August 2021	223,469	—	90,686
ROCE	August 2021	141,015	—	57,225
		Total Outstanding		782,326

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

James Hardie 2022 Annual Report on Form 20-F	64

As of 31 March 2022, there were 875,124 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2022
Scorecard - Retention	August 2017	27,288
Scorecard	August 2019	390,576
Scorecard	February 2020	14,301
Scorecard	August 2020	271,280
Scorecard	August 2021	171,679
		875,124
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

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. In August 2021, the plan was reapproved at the 2021 AGM for another three years. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. Outstanding RSUs granted under the 2001 Plan generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

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

James Hardie 2022 Annual Report on Form 20-F	65

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

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2022, there were no options outstanding under the 2001 Plan.

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 233,433 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2022. As of 31 March 2022, there were 414,675 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2022	Outstanding as of 31 March 2022
June 2020	330,961	80,439	203,427
August 2020	32,628	14,659	1,957
December 2020	7,792	1,951	5,841
February 2021	425	171	127
June 2021	216,220	1,122	191,179
August 2021	7,122	1,271	2,043
December 2021	10,101	—	10,101
	Total Outstanding		414,675

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2022 Annual Report on Form 20-F	66

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
During fiscal year 2022, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2022.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2022 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2022, except as otherwise noted below:
•Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated. As of the date of this Statement, the membership of each of the Audit, Remuneration and Nominating and Governance Committee is comprised solely of independent directors.

James Hardie 2022 Annual Report on Form 20-F	67

Availability of Key Governance Documents
This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available on the Company’s investor relations website (ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters, Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2022.
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
In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s affairs and the implementation of corporate strategy to the CEO1. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:
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
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;
1     References to CEO in this Corporate Governance Report include any person acting as the CEO in an interim capacity or otherwise.

James Hardie 2022 Annual Report on Form 20-F	68

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
The full list of those matters reserved to the Board is formalized in our Board Charter. The Board Charter is available on our investor relations website (ir.jameshardie.com.au).
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
Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on our investor relations website (ir.jameshardie.com.au).
Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).

James Hardie 2022 Annual Report on Form 20-F	69

Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. Board and Board committee meetings are generally held at the Company’s corporate headquarters in Ireland with the exception of unforeseen circumstances such as the global pandemic when certain meetings were held virtually. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.
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

James Hardie 2022 Annual Report on Form 20-F	70

The following table provides the composition of each standing Board committee during fiscal year 2022, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes[1]	6	6				•	5	5	•	3	3
D Harrison[2]	3	3	•	3	3	•*	3	3
A Gisle Joosen[3]	2	2	•	2	2
P Lisboa	6	6				C*	6	6	•	4	4
A Lloyd	6	6	C	4	4	•	6	6
M Nozari[4]	3	3							•	3	3
R Rodriguez	6	6							•	4	4
S Rowland	6	6	•	4	4
D Seavers[5]	5	5	•	4	4	•	1	1
N Stein	6	6	•	4	4				C	4	4
H Wiens[6]	6	6				•*	5	5
____________
 ●    Board Committee member
 C    Board Committee chair
*    D Harrison, P Lisboa and H Wiens held the Remuneration Committee chair position during the fiscal year.
H    Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A    Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.
1    Effective January 2022, M Hammes is no longer a member of the Remuneration Committee or Nominating and Governance Committee.
2    D Harrison retired as director in November 2021.
3    A Gisle Joosen retired as director at our 2021 Annual General Meeting.
4    M Nozari resigned as director in January 2022.
5    D Seavers resigned as director in March 2022.
6    Effective January 2022, H Wiens is no longer a member of the Remuneration Committee or Nominating and Governance Committee.

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

James Hardie 2022 Annual Report on Form 20-F	71

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
Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2022 were conducted in accordance with the process outlined above in April and May 2022. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2022 Annual Report on Form 20-F	72

Board & Board Committee's Performance Evaluation
The Nominating and Governance Committee oversees the Board and Board committee's evaluation process and makes recommendations to the Board. During fiscal year 2022, the process, which was undertaken in March 2022, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2022, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board as well as the performance of each of the Board committees. The Board also has responsibility for overseeing and evaluating the Nominating and Governance Committee.
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
The Workplace Diversity Policy, which is located on the Company’s investor relations website (ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.
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

James Hardie 2022 Annual Report on Form 20-F	73

Details of diversity composition across various levels of the organization at the end of fiscal year 2022 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	43% (3 of 7)	43% (3 of 7)
US BUSINESS [2]
Senior leadership positions[3]	22% (42 of 191)	36% (68 of 191)
All management positions	18% (83 of 454)	35% (159 of 454)
Total workforce	14% (486 of 3,542)	43% (1,532 of 3,542)
NON-US BUSINESSES [4]
Senior leadership positions[3]	17% (8 of 48)
All management positions	19% (62 of 319)
Total workforce	17% (338 of 2,046)
____________
1Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.
2Includes US employees with diversity characteristics including gender, race or national origin.

3Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan (collectively known as the Short-Term Incentive Plans).
4Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.
The Board has a goal to maintain:
•diversity characteristics in excess of 30%; and
•women more than 20% among Senior Leadership positions.

James Hardie 2022 Annual Report on Form 20-F	74

Regarding the Company’s senior leadership, management, and the organization, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2022, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2022 and the fiscal year 2023 plans.

Objectives	FY22 Actions and Outcomes	FY23 Plans
To promote a culture of inclusion and diversity (which includes ethnicity, gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds).
•Continued to develop and expand our global inclusion and diversity programs. Objectives are to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•Introduced and launched new Employee Resource Group in North America for Asian American employees.
•Our new North American Headquarters have a “mother’s/wellness room” with appropriate accommodations and refrigeration for lactating working mothers.
•An employee engagement survey was launched, and results reviewed with eye towards development of programs and initiatives to improve engagement, support diversity and further enhance our culture.
•Asia Pacific region will be implementing localized specific country plans for inclusion and diversity with a focus on education across the three countries.
•Install new locker rooms in Wijchen Netherlands plant as gender diversity at facility has progressed.

•Continue to develop and expand our global inclusion and diversity programs. Objectives are to align and refine our culture, define employee value proposition, grow, and develop talent, and improve our hiring processes.
•Continue to use tools like engagement and/or pulse surveys to development of programs and initiatives to improve engagement, support diversity and further enhance our culture.
•Asia Pacific introduced its first Employee Resource Group ("ERG") specifically for women with a second ERG in the planning. A calendar of events is in place recognizing days of cultural importance across Asia Pacific.

To ensure that recruitment and selection processes are based on merit.
•Continued showcasing diverse talent on LinkedIn and other recruiting platforms to attract more diverse talent into the organization.
•As of the end of FY22 total new hires in North America were 14% female, with 42 out of 191 (22%) open Leadership roles filled by women.
•Results for North America’s Engineering Development Program ("EDP") recruits, 10 out of 28 (35%) hires were either female and/or diverse.
•Recruitment of diverse candidates for management roles will continue to be a focus across all global locations including requirements to have diverse candidates interview as part of each leadership opening globally.
•Require our temporary employee agency partners in APAC to have a diverse and balanced shortlist for all roles in their service contract.
•Across APAC 38% of all new salaried hires in FY22 were women.
•Introduced a scholarship program for high school students local to our operations in North America with diversity characteristics as one of the selection criteria to create a pipeline of local talent for our organization.

•North America’s EDP hired 23 individuals for FY23’s class, eleven of whom (48%) were either female and/or diverse.
•Continue showcasing diverse talent on LinkedIn and other recruiting platforms to attract more diverse talent into the organization.
•The expectation is that all slates of candidates for positions manager and above are diverse (race and gender).
•Recruitment of diverse candidates for management roles will continue to be a focus across all global locations including requirements to have diverse candidates interview as part of each leadership opening globally.
•Require our temporary employee agency partners in APAC to have a diverse and balanced shortlist for all roles in their service contract.
•Continue the scholarship program for high school students local to our operations in North America with diversity characteristics as one of the selection criteria, to create a pipeline of local talent for our organization.

To provide talent management and development opportunities which provide equal opportunities for all current employees.
•Conducted global talent and organizational review processes, including succession planning throughout the organization including levels below senior leadership.
•Introduce employee development opportunities for corporate and office staff according to balanced gender ratio in Europe.
•Introduce a women’s network in Europe and APAC, including outside speakers, development, and networking opportunities.

•Continue the global talent and organizational review processes, including succession planning throughout the organization including levels below senior leadership.
•APAC Women’s network introduced with an event on International Woman’s Day and the next event is planned for May.

James Hardie 2022 Annual Report on Form 20-F	75

Objectives	FY22 Actions and Outcomes	FY23 Plans
To reward and remunerate employees fairly across the globe.
•Launched a global job structure and market-based pay review to standardize job levels and job titles across the organization. Review includes evaluating compensation and incentive levels to ensure we are competitive with the local markets where we operate.
•Asia Pacific will extend the Workplace Gender Equity Agency ("WEGA") gender pay review and analysis across all countries to identify any gender pay gaps and establish an action plan to address any issues identified.

•Complete the global job structure and market-based pay review to standardize job levels and job titles across the organization. Review will include evaluating compensation and incentive levels to ensure we are competitive with the local markets where we operate.
•Global focus on employee well-being (physical, financial, emotional, and social). Continue to promote & expand local programs as needed. Review regional best practice & programs that could be expanded globally.

To provide flexible work practices across the globe.
•Improve part time employment opportunities within and across certain roles in Europe.
•Review and update the APAC Hardie Families Policy as it has been in place for 24 months.
•Flexible working arrangements and pandemic pay were offered across all global locations as job requirements allowed due to COVID-19 and continue to be discussed with employees throughout the organization.
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

•Introduce and implement new and updated paid time off, family, and parental leave programs in North America.
•Flexible working arrangements will continue to be offered across all global locations post-COVID as job requirements allow and continue to be discussed with employees throughout the organization.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this Annual Report, the Board comprises five non-executive directors and two executive directors (being the Interim CEO and Executive Chair). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Director	Board tenure	Independence
Michael Hammes	7 February 2007	Executive Chair
Harold Wiens	14 May 2020	Interim Chief Executive Officer and executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Anne Lloyd	4 November 2018	Lead independent director
Rada Rodriguez	13 November 2018	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Suzanne B Rowland	4 February 2021	Independent non-executive director

For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.
Ms Andrea Gisle Joosen and Mr David Harrison each retired as a non-executive director of the Board on 26 August 2021 and 5 November 2021, respectively. These retirements were in line with the Board’s ongoing succession plan. In addition, Mr Moe Nozari resigned as a non-executive director of the Board

James Hardie 2022 Annual Report on Form 20-F	76

on 7 January 2022, Mr Jack Truong was terminated as Chief Executive Officer and Executive Director on 6 January 2022 and Mr Dean Seavers resigned as a non-executive director of the Board on 21 March 2022.
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

During fiscal year 2022, the Nominating and Governance Committee continued to execute its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts (including for the Chair of the Board and the CEO), effective recruitment and smooth onboarding of new members (including any required transition). The plan is under regular review by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.

Board changes continued in fiscal year 2022 with the retirement/resignation of four non-executive directors. It is anticipated that during fiscal year 2023, the Board will be renewed with at least two new non-executive directors and a new CEO.

James Hardie 2022 Annual Report on Form 20-F	77

Director Independence
In accordance with applicable listing standards and its Board and committee charters, the Company requires that a majority of directors on the Board and the Board committees be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body. Additionally, the Company's board and committee charters provide that the Chair of the Board and each committee must also be independent, non-executive directors, except in unusual circumstances. In January 2022, in conjunction with the appointment of Harold Wiens as interim CEO, Mr Hammes was appointed as Executive Chair on an interim basis while the Board undertakes its CEO succession process. With Mr Wiens and Mr Hammes both taking on executive, non-independent responsibilities, Anne Lloyd was also appointed as Lead Independent Director in January 2022. In this role, Ms Lloyd has the responsibility of ensuring proper governance of the Board and the independence and objectivity of the Board in its stewardship of the Company.
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
During fiscal year 2022, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Harold Wiens, as Interim CEO of the Company and Michael Hammes, as Executive Chair of the Company, each of Persio Lisboa, Anne Lloyd, Rada Rodriguez, Suzanne B. Rowland and Nigel Stein is independent.
In assessing Mr Wiens' independence, the Board considered his role as interim Chief Executive Officer of the Company from 6 January 2022 to date and determined that Mr Wiens is not independent given the executive nature of his role.

In assessing the independence of Mr Hammes, the Board considered his expanded role as Executive Chair of the Company for the period from 6 January 2022 to date, and determined that Mr Hammes is not independent given the executive nature of his role.
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

James Hardie 2022 Annual Report on Form 20-F	78

Key Board Skills and Experience

Skill and Experience	Definition
Executive leadership	•Successful business history at a senior executive level, including international business management.
Board experience	•Experience as a non-executive director of a listed company.
Succession planning	•Experience in identifying and growing talent to fill leadership and business-critical positions.
Strategy	•Demonstrable ability to develop and implement successful business strategy. •Experience in overseeing management for the delivery of strategic objectives.
Governance	•Awareness of global governance practices and trends. •Experience in the identification and resolution of regulatory issues across a wide range of jurisdictions.
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
•Australian market and investor base experience.

Commercial Brand Management/ Marketing	•Experience in brand building and consumer marketing. •Experience in new products commercialization.

The Board regularly reviews its skills matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company. During the year, we identified a number of areas that could be strengthened on the Board, including (i) executive leadership, (ii) financial acumen/corporate finance, and (iii) Australian market and investor base experience. Each of these areas are key considerations as part of the Board renewal process and are aligned with the Company's strategic plan.

Information regarding Board diversity can be found in the “Workplace Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other

James Hardie 2022 Annual Report on Form 20-F	79

commitments of directors annually and otherwise, as required. In fiscal year 2022, the Nominating and Governance Committee noted that Ms Lloyd, who is considered a financial expert by virtue of her qualifications and previous experience, serves on a total of three public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Ms Lloyd to effectively serve as Chair of the Company’s Audit Committee.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear on the Company’s investor relations website (ir.jameshardie.com.au).
Nominating and Governance Committee

Director	Committee tenure	Independence
Nigel Stein – Committee Chair	21 October 2020	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Persio Lisboa	21 October 2020	Independent non-executive director
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
A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au).
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

James Hardie 2022 Annual Report on Form 20-F	80

Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2022.
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
Board Leadership Structure
As discussed above, the Company's Board charter provides that the Chair of the Board will be an independent, non-executive director. However, due to the need for Mr Hammes to provide additional 'operational' assistance to Mr Wiens and the broader executive leadership team while the Company undertakes its CEO succession process, Mr Hammes was appointed as Executive Chair (on an interim basis) in January 2022. In order to ensure proper governance of the Board during this interim period, Ms Lloyd was appointed as Lead Independent Director in January 2022. As the Lead Independent Director, Ms Lloyd is involved in, amongst other things, leading executive session discussions of the independent directors, briefing Mr Hammes on issues arising in executive sessions of the independent directors, acting as a liaison between Mr Hammes and Mr Wiens and the independent directors of the Board on key issues and collaborating with Mr Hammes on Board and committee agendas. While the Board continues to believe that the role of Board Chair should be held by an independent, non-executive director, due to the extraordinary nature of the leadership changes that occurred during fiscal year 2022, the Board believes that its current governance structure is best positioned to allow the Board to provide independent oversight and stewardship of the Company, while also maintaining a high functioning management team focused on promoting the Company's continued operational excellence and long-term growth.
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2022 Annual Report on Form 20-F	81

Board Accumulation Guidelines
Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. Details of the Company's Non-Executive Director Equity Plan are set out in “Section 1 – Remuneration Report” of this Annual Report.
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

James Hardie 2022 Annual Report on Form 20-F	82

reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (ir.jameshardie.com.au).
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2022.
Complaints/Ethics Hotline
The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated telephonically by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.

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
Insider Trading
All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading Policy also contains preclearance requirements for certain designated employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.
The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.
A copy of the Insider Trading Policy is available on the Company’s investor relations website (ir.jameshardie.com.au).

James Hardie 2022 Annual Report on Form 20-F	83

Anti-Bribery and Corruption
James Hardie is committed to ensuring a workplace free from bribery and corruption. This zero tolerance is endorsed and supported by senior management and the Board. All employees must comply with the Company's Anti-Bribery and Corruption Policy.
All complaints are initially reported directly to the General Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
A copy of the Anti-Bribery and Corruption Policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Anne Lloyd – Committee Chair	4 November 2018 - 26 August 2019, 1 June 2020; Chair since 7 August 2020	Lead Independent Director
Nigel Stein	1 June 2020	Independent non-executive director
Suzanne B Rowland	6 February 2021	Independent non-executive director
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
•reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk to include strategic, operational, financial, treasury and IT/cybersecurity risk;
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
To ensure the appropriateness and integrity of any periodic corporate records, the Audit Committee also reviews this Annual Report, together with other reports and materials provided to stakeholders, including annual and half-yearly financial statements, quarterly results materials and our Sustainability Report, and recommend them to the Board for approval. This ensures any estimates, judgments and disclosures made by management are materially accurate and balanced.

James Hardie 2022 Annual Report on Form 20-F	84

A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au).
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

All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Ms Lloyd and Mr Stein qualify as “audit committee financial experts". The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
Internal Audit
The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities, and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chair of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.
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

James Hardie 2022 Annual Report on Form 20-F	85

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
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2022. A copy of the Continuous Disclosure and Market Communication policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
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
•site visits and briefings on strategy for investment analysts;
•regular engagement with institutional shareholders to discuss a wide range of governance issues;

James Hardie 2022 Annual Report on Form 20-F	86

•an email alert service to advise shareholders and other interested parties of announcements and other events; and
•equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.
Shareholders can also elect to receive communications from the Company and its share registry, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (ir.jameshardie.com.au).
Annual General Meeting
The 2021 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The Company currently anticipates that the 2022 AGM will be held virtually, and shareholders who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2022 AGM will be set out in the 2022 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
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
•the Company’s risk appetite for each risk is considered;
•effective systems are in place to monitor and manage risks; and
•reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

James Hardie 2022 Annual Report on Form 20-F	87

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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2022. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2022, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2022. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
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

James Hardie 2022 Annual Report on Form 20-F	88

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

The Company has a steering committee in place to address matters relating to Environmental, Social and Governance ("ESG"). In July 2021, the Company released its first global sustainability report, Building Sustainable Communities, which outlined its sustainable future, company commitments and significant progress made to date in four key areas: Communities, Environment, Innovation, and Zero Harm. The Company's sustainability strategy, which was formalized in fiscal year 2021, is integrated with its global strategy for value creation and operational performance. In July 2022, the Company intends to publish its FY22 sustainability report.
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

James Hardie 2022 Annual Report on Form 20-F	89

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
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018 Chair since 6 January 2022	Independent non-executive director
Anne Lloyd	26 October 2020	Lead Independent Director
Rada Rodriguez	21 April 2022	Independent non-executive director
Suzanne B Rowland	21 April 2022	Independent non-executive director

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
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2022 are disclosed in "Section 1 – Remuneration Report" of this Annual Report.

James Hardie 2022 Annual Report on Form 20-F	90

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
•uncertainty from the discontinuance of LIBOR and transition to any other interest rate benchmark;
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

James Hardie 2022 Annual Report on Form 20-F	91

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

James Hardie 2022 Annual Report on Form 20-F	92

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

James Hardie 2022 Annual Report on Form 20-F	93

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

James Hardie 2022 Annual Report on Form 20-F	94

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

James Hardie 2022 Annual Report on Form 20-F	95

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
Operating Results
Overview
James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.
Year ended 31 March 2022 compared to year ended 31 March 2021
Financial Highlights

US$ Millions (except per share data)	FY22	FY21	Change
Net sales	$3,614.7	$2,908.7	24%
Gross margin (%)	36.3	36.2	0.1	pts
Selling, general and administrative expenses	461.2	389.6	18%
Operating income	682.6	472.8	44%
Operating income margin (%)	18.9	16.3	2.6	pts
Net income	459.1	262.8	75%
Earnings per share - basic	$1.03	$0.59
Earnings per share - diluted	$1.03	$0.59

James Hardie 2022 Annual Report on Form 20-F	96

Net sales increased 24% to US$3,614.7 million, driven by Price/Mix growth of 10% as we continue to execute our global strategy of driving high value product mix, and volume growth of 14%. Our Price/Mix is the result of 1) enabling our customers to drive an increase in revenue by selling more James Hardie products and, 2) marketing directly to homeowners to create demand for our high value products through our customers.

Gross margin increased 0.1 percentage points to 36.3% On a global basis, the shift to driving growth with a high value product mix combined with the continued execution of LEAN, enabled us to absorb high input cost pressures in fiscal year 2022.

Selling, general and administrative ("SG&A") expenses increased 18% primarily due to our global strategy to invest significantly in marketing, innovation and talent capabilities, compared to global cost containment actions taken in the prior year.

Operating income increased 44% to US$682.6 million primarily due to a 25% increase in gross profit and lower restructuring expenses, partially offset by the 18% increase in SG&A expenses.

Our critical strategic initiatives for the next three years remain unchanged and our global management team is committed to continuing to execute on these strategies which include: (1) marketing directly to homeowners to accelerate demand creation, (2) penetrating and driving profitable growth in existing and new segments, especially Repair and Remodel, and (3) commercializing global innovations by expanding into new categories.

As part of our global strategic initiatives, we announced the release of the following new products in fiscal year 2022: our Hardie™ Architectural Collection and Hardie® VL Plank in Europe.

Our fiscal year 2022 consolidated results delivered strong results and growth above market, as we are continuing to deliver on these stated strategic goals.

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY22	FY21	Change
Volume (mmsf)	3,112.2	2,713.4	15%

Fiber cement net sales	2,551.3	2,040.2	25%
Gross profit			26%
Gross margin (%)			0.3 pts
Operating income	741.2	585.5	27%
Operating income margin (%)	29.1	28.7	0.4 pts
Restructuring expenses	—	2.5	(100%)
Operating income excluding restructuring expenses	741.2	588.0	26%
Operating income margin (%) excluding restructuring expenses	29.1	28.8	0.3 pts

James Hardie 2022 Annual Report on Form 20-F	97

FY22 vs FY21

Net sales increased 25% on the strength of exteriors volume growth of 17% and an increase in our Price/Mix of 10% resulting from the execution of our strategy to drive a high value product mix combined with our strategic pricing increases during the year.

Gross margin increased as a result of the following components:

Higher average net sales price	5.2	pts
Higher production and distribution costs	(4.9	pts)
Total percentage point change in gross margin	0.3	pts

Higher production and distribution costs resulted from higher input costs, primarily pulp, freight costs and start-up costs related to our Prattville and Summerville plants.

SG&A expenses increased 27%, driven by our strategy to market directly to homeowners and strategic investments in growth initiatives, compared to cost containment actions taken in the prior year. As a percentage of sales, SG&A expenses increased 0.1 percentage point.

Restructuring expenses of US$2.5 million in the prior year consist solely of severance costs related to a reduction in headcount across the region in order to strategically realign our resources.

Operating income margin increased 0.4 percentage points to 29.1%, driven by higher gross margin and lower restructuring expenses.
Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY22	FY21	Change
Volume (mmsf)	633.3	542.0	17%

Fiber cement net sales	574.9	458.2	25%
Gross profit			29%
Gross margin (%)			0.9 pts
Operating income	160.8	124.8	29%
Operating income margin (%)	28.0	27.2	0.8 pts
Restructuring expenses	—	3.4	(100%)
Operating income excluding restructuring expenses	160.8	128.2	25%
Operating income margin (%) excluding restructuring expenses	28.0	28.0	— pts

James Hardie 2022 Annual Report on Form 20-F	98

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY22	FY21	Change
Volume (mmsf)	633.3	542.0	17%

Fiber cement net sales	777.7	635.2	22%
Gross profit			26%
Gross margin (%)			0.9	pts
Operating income	217.4	172.4	26%
Operating income margin (%)	28.0	27.2	0.8	pts
Restructuring expenses	—	4.9	(100%)
Operating income excluding restructuring expenses	217.4	177.3	23%
Operating income margin (%) excluding restructuring expenses	28.0	28.0	—	pts

FY22 vs FY21 (A$)

Net sales increased 22%, driven by volume growth of 17% and Price/Mix growth of 5%. All three regions experienced strong volume growth, compared to lower volumes in the prior year due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 5% growth in Price/Mix was driven by our execution of our high value product mix strategy in Australia and New Zealand where Price/Mix increased 10%. This was offset by geographic mix, as a higher proportion of our sales were in the Philippines which has a lower average net sales price. Volumes in the Philippines increased 28%.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	2.8	pts
Higher production and distribution costs	(1.9	pts)
Total percentage point change in gross margin	0.9	pts

Higher production and distribution costs were driven by higher input costs, and higher manufacturing costs related to producing a high value product mix. This increase was partially offset by favorable plant performance including LEAN manufacturing savings in Australia, the efficiencies realized from shifting to an import model for the New Zealand region and a higher proportion of sales in the Philippines which have a lower cost.

SG&A expenses increased 36%, primarily driven by higher marketing expenses and our investment in additional headcount to drive growth. As a percentage of sales, SG&A expenses increased 0.9 percentage points.

In the prior year, restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to shift our New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region to realign our resources.

Operating income margin of 28.0% represents an increase of 0.8 percentage points, primarily driven by higher gross margin and lower restructuring expenses, partially offset by higher SG&A expenses as a percentage of sales.

James Hardie 2022 Annual Report on Form 20-F	99

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY22	FY21	Change
Volume (mmsf)	952.6	876.0	9%

Fiber cement net sales	76.3	55.3	38%
Fiber gypsum net sales[1]	412.2	355.0	16%
Net sales	488.5	410.3	19%
Gross profit			13%
Gross margin (%)			(1.5	pts)
Operating income	62.9	37.6	67%
Operating income margin (%)	12.9	9.2	3.7	pts
Restructuring expenses	—	5.1	(100%)
Operating income excluding restructuring expenses	62.9	42.7	47%
Operating income margin (%) excluding restructuring expenses	12.9	10.4	2.5 pts
____________
1Also includes cement bonded board net sales.

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY22	FY21	Change
Volume (mmsf)	952.6	876.0	9%

Fiber cement net sales	65.6	47.2	39%
Fiber gypsum net sales[1]	354.9	303.4	17%
Net sales	420.5	350.6	20%
Gross profit			14%
Gross margin (%)			(1.5	pts)
Operating income	54.2	31.4	73%
Operating income margin (%)	12.9	9.2	3.7	pts
Restructuring expenses	—	4.5	(100%)
Operating income excluding restructuring expenses	54.2	35.9	51%
Operating income margin (%) excluding restructuring expenses	12.9	10.4	2.5	pts
____________
1Also includes cement bonded board net sales.

FY22 vs FY21 (€)

Net sales increased 20%, driven by increases in fiber cement and fiber gypsum of 39% and 17%, respectively. The increase in net sales is attributed to our continued execution of our push/pull strategy,

James Hardie 2022 Annual Report on Form 20-F	100

the introduction of our new Hardie® VL Plank product and low volumes in Q1 of the prior year resulting from the COVID-19 government enforced shutdowns in the UK and France. Price/Mix increased 11%, due to our shift to a higher value mix in both our fiber cement and fiber gypsum product lines.

The decrease in gross margin is attributed to the following components:

Higher average net sales price	5.0	pts
Higher production and distribution costs	(6.5	pts)
Total percentage point change in gross margin	(1.5	pts)

Higher production and distribution costs were driven by higher input costs (primarily energy, paper and packaging costs). The unfavorable impact of energy costs, mainly related to the hyperinflation in natural gas, was approximately €9.4 million.

SG&A expenses decreased from prior year primarily due to the favorable impact of reversing a bad debt allowance, and a focus to moderate spending to neutralize the higher energy costs. These decreases more than offset our spend related to our growth initiatives, including talent and marketing. As a percentage of sales, SG&A expenses decreased 3.9 percentage points.

In the prior year, restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources.

Operating income margin of 12.9% increased 3.7 percentage points, driven by the 14% increase in gross profit, lower SG&A expenses as a percentage of sales and lower restructuring expenses.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY22	FY21	Change %
General Corporate SG&A expenses	$114.9	$101.1	14
Asbestos:
Asbestos adjustments loss	131.7	143.9	(8)
AICF SG&A expenses	1.3	1.2	8
General Corporate costs	$247.9	$246.2	1

General Corporate SG&A expenses increased US$13.8 million primarily due to legal reserves recorded in the fourth quarter, investment in global growth initiatives, including talent and marketing investments, partially offset by lower stock compensation expenses.

Asbestos adjustments primarily reflect the annual actuarial adjustment recorded in line with KPMGA's actuarial report, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.

James Hardie 2022 Annual Report on Form 20-F	101

The AUD/USD spot exchange rates are shown in the table below:

FY22		FY21
31 March 2021	0.7601	31 March 2020	0.6177
31 March 2022	0.7482	31 March 2021	0.7601
Change ($)	(0.0119)	Change ($)	0.1424
Change (%)	(2)	Change (%)	23

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY22	FY21
Change in estimates	$140.9	$32.5
Effect of foreign exchange on Asbestos net liabilities	(13.2)	123.0
Loss (gain) on foreign currency forward contracts	5.3	(11.7)
Other	(1.3)	0.1
Asbestos adjustments loss	$131.7	$143.9
The increase in the actuarial adjustment for fiscal year 2022 is due to the annual inflation adjustment, increased claims sizes and expected mesothelioma claims activity.
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

Readers are referred to Note 12 to our consolidated financial statements for further information on asbestos.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY22	FY21	Change %
Claims received	555	545	2
Direct claims	411	392	5
Cross claims	144	153	(6)
Actuarial estimate for the period	573	624	(8)
Difference in claims received to actuarial estimate	(18)	(79)

Average claim settlement (A$)	314,000	248,000	27
Actuarial estimate for the period (A$)	312,000	296,000	5
Difference in claims paid to actuarial estimate	2,000	(48,000)

For the fiscal year ended 31 March 2022, we noted the following related to asbestos-related claims:

•Total claims received were 3% below actuarial expectations and 2% higher than prior year;
•Mesothelioma claims reported were 1% above actuarial expectations and 3% higher than prior year;
•Number of claims settled were 1% below actuarial expectations and 5% below prior year;
•Average claim settlement was 1% above actuarial expectations and 27% above prior year; and
•Average mesothelioma claim settlement sizes were higher than expected for three of the four age groups for direct claims and lower than expected for all age groups for cross claims.

James Hardie 2022 Annual Report on Form 20-F	102

Interest, net

US$ Millions	FY22	FY21	Change %
Gross interest expense	$42.2	$58.0	(27)
Capitalized interest	(1.9)	(9.5)	(80)
Interest income	(0.1)	(0.2)	(50)
Net AICF interest income	(0.9)	(0.5)	80
Interest, net	$39.3	$47.8	(18)

Gross interest expense decreased US$15.8 million, primarily due to the redemption of our 2025 senior unsecured notes in the fourth quarter of fiscal year 2021. The decrease in capitalized interest is due to a lower average amount of accumulated capital expansion project spend, primarily due to the commissioning of our Prattville, Alabama plant.

Income Tax Expense

	FY22	FY21
Income tax expense (US$ Millions)	184.0	149.2
Effective tax rate (%)	28.6	36.2

The effective tax rate decreased 7.6 percentage points, primarily due to Asbestos, partially offset by tax adjustments.
Year ended 31 March 2021 compared to year ended 31 March 2020

Readers are referred to the "Management's Discussion and Analysis" in Section 2 our fiscal year 2021 Form 20-F filed with the SEC on 18 May 2021 for comparative analysis relating to fiscal years 2021 and 2020.
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

Our cash position decreased by US$83.5 million, from US$208.5 million at 31 March 2021 to US$125.0 million at 31 March 2022.

James Hardie 2022 Annual Report on Form 20-F	103

Our gross debt balance increased from US$868.3 million at 31 March 2021 to US$886.4 million at 31 March 2022. During the third quarter of fiscal year 2022, we entered into a new US$600.0 million revolving credit facility maturing in December 2026, which replaced the prior revolving credit facility which was set to expire in December 2022. The new facility includes two optional one year extension periods. At 31 March 2022, we had outstanding borrowings of US$40.0 million, and US$7.5 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$552.5 million of available borrowing capacity under the revolving credit facility.

Readers are referred to Note 10 of our 31 March 2022 consolidated financial statements for further information on our borrowings.

Sources of Liquidity

During fiscal year 2022, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used to fund:
•expansion, renovation and maintenance of production capacity;
•our annual contribution to AICF in accordance with the terms of the AFFA;
•the payment of a special and ordinary dividend; and
•our working capital requirements.

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

James Hardie 2022 Annual Report on Form 20-F	104

Cash Flow

US$ Millions	FY22	FY21	Change	Change %
Net cash provided by operating activities	$757.2	$786.9	$(29.7)	(4)
Net cash used in investing activities	348.2	120.4	227.8	189
Net cash used in financing activities	449.6	540.2	(90.6)	(17)
Significant sources and uses of cash during fiscal year 2022 included:
•Cash provided by operating activities:
◦Higher net sales and profitability in each of our regions led to net income, adjusted for non-cash items, of US$849.9 million;
◦Working capital increased by US$1.5 million; and
◦Asbestos claims paid of US$118.8 million.
•Cash used in investing activities:
◦Capital expenditures of US$257.8 million, including the following capacity expansion projects: Prattville Trim line, Prattville Sheet Machines #3 and #4, Massachusetts ColorPlus® finishing line, the Summerville restart and a deposit on land in Melbourne, Australia; and
◦AICF net investments of US$88.5 million.
•Cash used in financing activities:
◦Dividend payments of US$484.0 million;
◦Partially offset by US$40.0 million net drawdowns on our revolving credit facility.

The 4% decrease in net cash provided by operating activities is primarily related to the US$64.8 million US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") tax refund received in the prior year.

Capital Expenditures and Lease Obligations

Our total capital expenditures for fiscal years 2022 and 2021 were US$257.8 million and US$110.7 million, respectively. We are investing in a transformational global capacity expansion program, including brownfield and greenfield expansions in all three regions. Through the end of fiscal year 2026, we expect to commission the following:

North America
•Trim finishing capacity in Prattville, Alabama
•ColorPlus® finishing capacity in Westfield, Massachusetts
•Sheet Machines #3 and #4 in Prattville, Alabama
•Fiber Cement greenfield capacity (location TBD)
Asia Pacific
•Brownfield expansion in Carole Park, Australia
•Fiber Cement greenfield capacity in Melbourne, Australia

James Hardie 2022 Annual Report on Form 20-F	105

Europe
•Fiber Gypsum brownfield expansion in Orejo, Spain
•Fiber Cement greenfield capacity (location TBD)

Over the next four years we anticipate investing between US$1.6 billion to US$1.8 billion in capital expenditures.

Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2022 and 2021.

Refer to Note 8 of our 31 March 2022 consolidated financial statements for our future lease payments for non-cancellable leases at 31 March 2022.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:
•Preserve and enable strong liquidity position and financial flexibility;
•Invest in organic growth: capacity expansion, market driven innovation and marketing directly to the homeowner;
•Maintain leverage ratio of 1-2x; and
•Return capital to shareholders:
◦Returned US$309.9 million through special dividend in April 2021; and
◦Returned US$174.1 million through ordinary half-year dividend in December 2021.

AICF Funding
We funded US$248.5 million (A$328.2 million) to AICF during fiscal year 2022, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed approximately A$1,899.2 million to the fund.
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$157.5 million (US$117.8 million based on the exchange rate at 31 March 2022) to AICF during the fiscal year ending 31 March 2023.

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
We expect growth in US residential end markets to continue into fiscal year 2023. A number of external factors will impact underlying demand for our products including, the aging stock of homes, the backlog of homes to be completed, changes in GDP, low levels of unemployment, record home equity, changing consumer preferences, changing interest rates, home prices and new household formation. Internal

James Hardie 2022 Annual Report on Form 20-F	106

factors that will impact demand include, new capacity, customer integration, marketing directly to homeowners and new innovations.
Our expanded focus for fiscal year 2023 and beyond is to execute on the three strategic initiatives that we introduced in February 2021. This includes 1) Marketing directly to homeowners to create demand, 2) Penetrate and drive profitable growth in existing and new segments and 3) Commercializing global innovations by expanding into new categories. In addition, we continue to focus on extending the James Hardie brand from a premium professional brand into a market-leading consumer brand. We are on or ahead of plan for each of these initiatives.

We are the largest fiber cement producer in North America with ten plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can manufacture and deliver the volume required on a timely basis. Our plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have fluctuated year over year and we are actively engaged in mitigating actions to moderate any future increases.
In Australia, it is anticipated that our addressable underlying market will increase in fiscal year 2023 compared to fiscal year 2022. Net sales from our Australian business are expected to trend above the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia.

We expect our Europe Building Product segment to achieve year on year net sales and operating income margin growth.

James Hardie Industries plc - Consolidated Financial Statements	107

Report of Independent Registered Public Accounting Firm	108

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 March 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 17 May 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgment. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm	109

Asbestos Liability Valuation
Description of the Matter
At 31 March 2022, the aggregate asbestos liability was US$1,143.7 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
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
To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compared that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
17 May 2022

James Hardie Industries plc - Consolidated Balance Sheets	110

(Millions of US dollars)	31 March 2022	31 March 2021
Assets
Current assets:
Cash and cash equivalents	$125.0	$208.5
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	141.9	104.9
Restricted short-term investments - Asbestos	119.7	26.6
Accounts and other receivables, net	398.4	333.2
Inventories	279.7	218.3
Prepaid expenses and other current assets	43.2	38.9
Insurance receivable - Asbestos	7.9	6.6
Workers’ compensation - Asbestos	3.2	1.6
Total current assets	1,124.0	943.6
Property, plant and equipment, net	1,457.0	1,372.3
Operating lease right-of-use-assets	57.8	46.4
Finance lease right-of-use-assets	2.3	2.7
Goodwill	199.5	209.3
Intangible assets, net	162.8	173.9
Insurance receivable - Asbestos	37.8	42.9
Workers’ compensation - Asbestos	18.6	20.3
Deferred income taxes	819.2	906.8
Deferred income taxes - Asbestos	360.1	367.4
Other assets	4.1	3.4
Total assets	$4,243.2	$4,089.0
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$458.0	$307.0
Accrued payroll and employee benefits	116.6	112.5
Operating lease liabilities	12.5	7.8
Finance lease liabilities	1.1	1.0
Accrued product warranties	6.7	6.0
Income taxes payable	9.5	6.6
Asbestos liability	132.9	122.2
Workers’ compensation - Asbestos	3.2	1.6
Dividends payable	—	303.7
Other liabilities	29.4	32.7
Total current liabilities	769.9	901.1
Long-term debt	877.3	858.6
Deferred income taxes	86.9	86.3
Operating lease liabilities	63.1	53.3
Finance lease liabilities	1.5	1.9
Accrued product warranties	31.0	33.6
Income taxes payable	2.3	4.7
Asbestos liability	1,010.8	1,013.6
Workers’ compensation - Asbestos	18.6	20.3
Other liabilities	48.9	54.8
Total liabilities	2,910.3	3,028.2
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,348,933 shares issued and outstanding at 31 March 2022 and 444,288,874 shares issued and outstanding at 31 March 2021	232.1	231.4
Additional paid-in capital	230.4	224.6
Retained earnings	892.4	611.4
Accumulated other comprehensive loss	(22.0)	(6.6)
Total shareholders’ equity	1,332.9	1,060.8
Total liabilities and shareholders’ equity	$4,243.2	$4,089.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	111

	Years Ended 31 March
(Millions of US dollars, except per share data)	2022	2021	2020
Net sales	$3,614.7	$2,908.7	$2,606.8
Cost of goods sold	2,301.2	1,857.0	1,673.1
Gross profit	1,313.5	1,051.7	933.7
Selling, general and administrative expenses	461.2	389.6	415.8
Research and development expenses	38.0	34.3	32.8
Restructuring expenses	—	11.1	84.4
Asbestos adjustments loss	131.7	143.9	58.2
Operating income	682.6	472.8	342.5
Interest, net	39.3	47.8	54.4
Loss on early debt extinguishment	—	13.1	—
Other expense (income)	0.2	(0.1)	0.1
Income before income taxes	643.1	412.0	288.0
Income tax expense	184.0	149.2	46.5
Net income	$459.1	$262.8	$241.5
Income per share:
Basic	$1.03	$0.59	$0.55
Diluted	$1.03	$0.59	$0.54
Weighted average common shares outstanding (Millions):
Basic	444.9	443.7	442.6
Diluted	445.9	445.4	444.1
Comprehensive income, net of tax:
Net income	$459.1	$262.8	$241.5
Pension adjustments	(0.7)	(0.4)	0.8
Currency translation adjustments	(14.7)	55.9	(32.6)
Comprehensive income	$443.7	$318.3	$209.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	112

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Cash Flows From Operating Activities
Net income	$459.1	$262.8	$241.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161.8	135.0	131.5
Lease expense	23.2	17.0	18.1
Deferred income taxes	49.8	85.8	64.0
Stock-based compensation	9.0	18.0	10.3
Asbestos adjustments loss	131.7	143.9	58.2
Excess tax benefits from share-based awards	(2.4)	(3.5)	(0.4)
Restructuring expenses	—	—	77.4
Loss on early debt extinguishment	—	13.1	—
Other, net	17.7	20.3	17.2
Changes in operating assets and liabilities:
Accounts and other receivables	(70.9)	46.4	(118.6)
Inventories	(64.3)	98.7	3.2
Lease assets and liabilities, net	(19.2)	(19.1)	(15.6)
Prepaid expenses and other assets	(5.7)	(14.2)	(2.6)
Insurance receivable - Asbestos	8.3	5.8	7.6
Accounts payable and accrued liabilities	136.7	25.0	45.1
Claims and handling costs paid - Asbestos	(118.8)	(106.4)	(105.6)
Income taxes payable	0.2	(14.7)	(11.0)
Other accrued liabilities	41.0	73.0	30.9
Net cash provided by operating activities	$757.2	$786.9	$451.2
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(257.8)	$(110.7)	$(193.8)
Proceeds from sale of property, plant and equipment	—	1.6	8.0
Capitalized interest	(1.9)	(9.5)	(9.5)
Purchase of restricted short-term investments - Asbestos	(114.6)	(25.0)	(75.5)
Proceeds from restricted short-term investments - Asbestos	26.1	23.2	67.0
Net cash used in investing activities	$(348.2)	$(120.4)	$(203.8)
Cash Flows From Financing Activities
Proceeds from credit facilities	$390.0	$—	$330.0
Repayments of credit facilities	(350.0)	(130.0)	(350.0)
Repayment of senior unsecured notes	—	(400.0)	—
Call redemption premium paid to note holders	—	(9.5)	—
Debt issuance costs	(2.1)	—	—
Proceeds from issuance of shares	0.3	0.1	—
Repayment of finance lease obligations and borrowings	(1.0)	(0.8)	(0.4)
Dividends paid	(484.0)	—	(158.6)
Taxes paid related to net share settlement of equity awards	(2.8)	—	—
Net cash used in financing activities	$(449.6)	$(540.2)	$(179.0)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(5.9)	$6.3	$(6.2)
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(46.5)	132.6	62.2
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	318.4	185.8	123.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$271.9	$318.4	$185.8
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$32.3	$18.0	$8.3
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$37.0	$56.4	$61.5
Cash payment (refund) during the year for income taxes, net	$92.7	$(3.7)	$52.5
Cash paid to AICF	$248.5	$153.3	$108.9
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity	113

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3
Net income	—	—	262.8	—	262.8
Other comprehensive gain	—	—	—	55.5	55.5
Stock-based compensation	0.8	17.2	—	—	18.0
Issuance of ordinary shares	—	0.1	—	—	0.1
Dividends declared	—	—	(310.9)	—	(310.9)
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8
Net income	—	—	459.1	—	459.1
Other comprehensive loss	—	—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—	—	6.2
Issuance of ordinary shares	—	0.3	—	—	0.3
Dividends declared	—	—	(178.1)	—	(178.1)
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$(22.0)	$1,332.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	114

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
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
For the fiscal years ended 31 March 2022, 2021 and 2020, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

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
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the third quarter of fiscal year 2022, the Company performed its annual test noting no impairment.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

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
A portion of the Company’s revenue is made through distributors under vendor managed inventory agreements whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Advertising Costs
Advertising costs are expensed as incurred and were US$53.7 million, US$27.2 million and US$44.6 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

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
Periodically, forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Asbestos adjustments loss, Other expense, net and Selling, general and administrative expenses at each measurement date. The Company does not use derivatives for trading purposes.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

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
Restricted Short-Term Investments

Restricted short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as available for sale. These restricted short-term investments are recorded in the financial statements at fair value based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on these investments are recognized in Asbestos adjustments loss on the consolidated statements of operations and comprehensive income.
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
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

Asbestos Adjustments loss
The Asbestos adjustments loss reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments loss in the consolidated statements of operations and comprehensive income. Further, changes in the fair value of forward exchange contracts entered into to reduce exposure to the change in foreign currency exchange rates associated with AICF payments are recorded in Asbestos adjustments loss.

Accounting Pronouncements

Adopted in Fiscal Year 2022

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income taxes (Topic 740). The amendments in the standard were issued to simplify the accounting for income taxes and were effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company adopted ASU No. 2019-12 starting with the fiscal year beginning 1 April 2021 and the adoption of this standard did not have a material impact on the Company's condensed consolidated financial statements.
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
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2022	2021	2020
Basic common shares outstanding	444.9	443.7	442.6
Dilutive effect of stock awards	1.0	1.7	1.5
Diluted common shares outstanding	445.9	445.4	444.1
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2022, 2021 and 2020.
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
Potential common shares of 0.7 million, 0.9 million and 1.5 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Year Ended 31 March 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,551.3	$574.9	$76.3	$3,202.5
Fiber gypsum revenues	—	—	412.2	412.2
Total revenues	$2,551.3	$574.9	$488.5	$3,614.7

	Year Ended 31 March 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,040.2	$458.2	$55.3	$2,553.7
Fiber gypsum revenues	—	—	355.0	355.0
Total revenues	$2,040.2	$458.2	$410.3	$2,908.7

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8
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

	31 March
(Millions of US dollars)	2022	2021
Cash and cash equivalents	$125.0	$208.5
Restricted cash	5.0	5.0
Restricted cash - Asbestos	141.9	104.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$271.9	$318.4
4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Trade receivables	$336.4	$296.7
Income taxes receivable	29.8	25.4
Other receivables and advances	35.6	17.2
Provision for doubtful trade receivables	(3.4)	(6.1)
Total accounts and other receivables	$398.4	$333.2
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2022	2021	2020
Balance at beginning of period	$6.1	$4.4	$2.9
Adjustment to provision	(2.2)	3.1	1.7
Write-offs, net of recoveries	(0.5)	(1.4)	(0.2)
Balance at end of period	$3.4	$6.1	$4.4

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Finished goods	$187.3	$149.9
Work-in-process	16.2	17.9
Raw materials and supplies	82.1	60.4
Provision for obsolete finished goods and raw materials	(5.9)	(9.9)
Total inventories	$279.7	$218.3

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2020	$196.9
Foreign exchange impact	12.4
Balance - 31 March 2021	$209.3
Foreign exchange impact	(9.8)
Balance - 31 March 2022	$199.5

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2022	2021
Tradenames	$115.0	$120.6
Other	7.4	7.4
Total	$122.4	$128.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

The following are the net carrying amount of amortizable intangible assets:

	Year Ended 31 March 2022
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.9	$(12.5)	$40.4
Total	$52.9	$(12.5)	$40.4

	Year Ended 31 March 2021
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$55.2	$(9.3)	$45.9
Other	10.9	(10.9)	—
Total	$66.1	$(20.2)	$45.9
The amortization of intangible assets was US$3.5 million, US$2.6 million and US$3.1 million for the fiscal years ended 31 March 2022, 2021 and 2020, respectively.
At 31 March 2022, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2023	$4.1
2024	$4.4
2025	$4.6
2026	$4.7
2027	$5.0
7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Land	$83.6	$85.2
Buildings	530.6	512.8
Machinery and equipment	1,880.0	1,775.5
Construction in progress	167.9	91.8
Property, plant and equipment, at cost	2,662.1	2,465.3
Less accumulated depreciation	(1,205.1)	(1,093.0)
Property, plant and equipment, net	$1,457.0	$1,372.3
Depreciation expense for the fiscal years ended 31 March 2022, 2021 and 2020 was US$155.6 million, US$129.6 million and US$125.4 million, respectively.
The amount of capitalized interest was US$1.9 million and US$9.5 million for the years ended 31 March 2022 and 2021, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$0.4	$2.0	$44.0
Asia Pacific Fiber Cement	—	—	15.0
Europe Building Products	—	—	5.5
	$0.4	$2.0	$64.5
Charges recorded to Restructuring expenses
North America Fiber Cement segment
For the fiscal year ended 31 March 2020, impairment charges of US$41.2 million were recorded in the North America Fiber Cement segment. Included in this total is US$12.0 million related to the Company's decision to shut down its Summerville, South Carolina facility. This decision resulted from the potential impact of COVID-19 on future fiber cement sales volume. Assets were grouped and evaluated for impairment at the level for which there are identifiable cash flows, which in the case of the Summerville plant included the manufacturing equipment, land, building and right of use assets. In accordance with the applicable accounting guidance, the Company recorded an impairment charge for the difference between the carrying value of the asset group of US$22.1 million and the fair value, based on a third party appraisal of land and buildings, less costs to sell of US$10.1 million.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$0.4 million, US$2.0 million and US$2.8 million during fiscal years ended 31 March 2022, 2021 and 2020, respectively.
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
The following table represents the Company's ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2022	2021
Assets:
Operating leases, net	$57.8	$46.4
Finance leases, net	2.3	2.7
Total right-of-use assets	$60.1	$49.1

Liabilities:
Operating leases:
Current	$12.5	$7.8
Non-Current	63.1	53.3
Total operating lease liabilities	$75.6	$61.1

Finance leases:
Current	$1.1	$1.0
Non-Current	1.5	1.9
Total finance lease liabilities	$2.6	$2.9

Total lease liabilities	$78.2	$64.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

The following table represents the Company's lease expense:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Operating leases	$21.6	$17.0	$18.4
Short-term leases	1.7	2.1	1.0
Variable leases	—	—	0.1
Finance leases	1.0	0.9	0.3
Interest on lease liabilities	0.1	0.1	0.1
Total lease expense	$24.4	$20.1	$19.9
The weighted-average remaining lease term of the Company's leases is as follows:

	31 March
(In Years)	2022	2021
Operating leases	8.0	7.8
Finance leases	3.2	3.5

The weighted-average discount rate of the Company's leases is as follows:

	31 March
	2022	2021
Operating leases	4.3%	4.6%
Finance leases	4.1%	4.5%
The following are future lease payments for non-cancellable leases at 31 March 2022:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2023	$14.6	$1.1	$15.7
2024	15.7	0.6	16.3
2025	11.3	0.5	11.8
2026	9.5	0.3	9.8
2027	5.7	—	5.7
Thereafter	37.4	—	37.4
Total	$94.2	$2.5	$96.7
Less: imputed interest			18.5
Total lease liabilities			$78.2
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$23.8	$19.2
Operating cash flows used for finance leases	0.1	0.1
Financing cash flows used for finance leases	1.0	0.8
Non-cash ROU assets obtained in exchange for new lease liabilities	31.8	26.0
Non-cash remeasurements reducing ROU assets and lease liabilities	1.3	(5.1)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Trade creditors	$273.6	$174.0
Accrued interest	4.6	4.5
Accrued customer rebates	126.2	80.0
Other creditors and accruals	53.6	48.5
Total accounts payable and accrued liabilities	$458.0	$307.0
10.  Long-Term Debt

	31 March
(Millions of US dollars)	2022	2021
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$446.4	$468.3
Principal amount 5.000% notes due 2028	400.0	400.0
Total	846.4	868.3

Unsecured revolving credit facility	40.0	—

Unamortized debt issuance costs:	(9.1)	(9.7)
Total Long-term debt	$877.3	$858.6

Weighted average interest rate of Long-term debt	4.2%	4.3%
Weighted average term of available Long-term debt	5.0 years	4.5 years

Fair value of Senior unsecured notes (Level 1)	$845.1	$904.7
Senior Unsecured Notes

2025 Senior Unsecured Notes
On 15 January 2021, the Company redeemed US$400.0 million aggregate principal amount of its 4.750% senior notes due 2025 (the “2025 Notes”) and recorded a loss on early debt extinguishment of US$13.1 million, which included US$9.5 million of call redemption premiums and US$3.6 million of unamortized financing costs associated with these notes.
On 18 January 2021, the 2025 Notes were delisted from the Global Exchange Market which is operated by Euronext Dublin.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

Unsecured Revolving Credit Facility
In December 2021, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a new US$600.0 million revolving credit facility with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The size of the revolving credit facility may be increased by up to US$250.0 million through the exercise of an accordion option. The revolving credit facility, which will mature in December 2026 and may be extended for two additional one year terms, replaces the prior credit facility agreement of US$500.0 million which was scheduled to mature in December 2022. Debt issuance costs in connection with the revolving credit facility will be amortized as interest expense over the stated term of five years.
Borrowings under the revolving credit facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. Included in the revolving credit facility is a benchmark provision for the migration from LIBOR, which will be in effect no later than June 2023. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans.
Guarantees and Compliance
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2022, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The senior unsecured notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The revolving credit facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. At 31 March 2022, the Company was in compliance with all covenants contained in the revolving credit facility agreement.
The revolving credit facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Off Balance Sheet Arrangements
As of 31 March 2022, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of US$40.0 million, and US$7.5 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$552.5 million of available borrowing capacity under the revolving credit facility.
11.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2022	2021	2020
Balance at beginning of period	$39.6	$42.4	$46.6
Increase in accrual	1.9	2.4	0.8
Settlements made in cash or in kind	(3.8)	(5.2)	(5.0)
Balance at end of period	$37.7	$39.6	$42.4
12.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 1.
Asbestos Adjustments loss
The Asbestos adjustments loss included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Change in estimates:
Change in actuarial estimate - asbestos liability	$145.6	$33.0	$133.8
Change in actuarial estimate - insurance receivable	(5.3)	(2.0)	(5.7)
Change in estimate - AICF claims-handling costs	0.6	1.5	(0.1)
Subtotal - Change in estimates	140.9	32.5	128.0
Effect of foreign exchange on Asbestos net liabilities	(13.2)	123.0	(69.0)
Loss (gain) on foreign currency forward contracts	5.3	(11.7)	(0.8)
Other	(1.3)	0.1	—
Asbestos adjustments loss	$131.7	$143.9	$58.2

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2022. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2022:

	Year Ended 31 March 2022
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,213.8	1,622.3
Central Estimate – Undiscounted but Inflated	1,499.1	2,003.6
Central Estimate – Undiscounted and Uninflated	1,040.0	1,389.9
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2022.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

The following table summarizes the results of the analysis:

	As of 31 March 2022
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	932.8	1,246.7
Discounted (but inflated) - High	1,914.8	2,559.1

Undiscounted (but inflated) - Low	1,131.5	1,512.2
Undiscounted (but inflated) - High	2,471.2	3,302.8
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
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2022	2021	2020	2019	2018
Number of open claims at beginning of period	360	393	332	336	352
Number of new claims
Direct claims	411	392	449	430	422
Cross claims	144	153	208	138	140
Number of closed claims	550	578	596	572	578
Number of open claims at end of period	365	360	393	332	336
Average settlement amount per settled claim	A$314,000	A$248,000	A$277,000	A$262,000	A$253,000
Average settlement amount per case closed [1]	A$282,000	A$225,000	A$245,000	A$234,000	A$217,000

Average settlement amount per settled claim	US$232,000	US$178,000	US$189,000	US$191,000	US$196,000
Average settlement amount per case closed [1]	US$208,000	US$162,000	US$167,000	US$171,000	US$168,000
[1] The average settlement amount per case closed includes nil settlements.
During fiscal year 2022, mesothelioma claims reporting activity was 1% above actuarial expectations and 3% unfavorable compared to the prior corresponding period. Average claim sizes were higher than expectations for direct claims and lower than expectations for cross claims. Net cash outflow was 1% below actuarial expectations.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2022:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2021	$(1,135.8)	$49.5	$131.5	$(1.9)	$(956.7)	$367.4	$35.2	$(554.1)
Asbestos claims paid[1]	117.6	—	(117.6)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	248.5	—	248.5	—	—	248.5
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.3)	—	(1.3)	—	—	(1.3)
Change in actuarial estimate	(145.6)	5.3	—	—	(140.3)	—	—	(140.3)
Change in claims handling cost estimate	(0.6)	—	—	—	(0.6)	—	—	(0.6)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	42.3	—	42.3
Insurance recoveries	—	(8.3)	8.3	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(43.3)	8.4	(34.9)
Other movements	—	—	(7.4)	1.0	(6.4)	0.1	—	(6.3)
Effect of foreign exchange	19.5	(0.8)	0.8	(0.2)	19.3	(6.4)	0.3	13.2
Closing Balance - 31 March 2022	$(1,143.7)	$45.7	$261.6	$(1.1)	$(837.5)	$360.1	$43.9	$(433.5)
___________
1Claims paid of US$117.6 million reflects A$159.1 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$157.5 million (US$117.8 million based on the exchange rate at 31 March 2022) to AICF during the fiscal year ending 31 March 2023.
During the fiscal years ended 31 March 2022, 2021 and 2020, the Company contributed US$248.5 million (A$328.2 million), US$153.3 million (A$220.9 million) and US$108.9 million (A$156.7 million), respectively, to AICF.
Restricted Short-Term Investments
AICF invests its excess cash in time deposits, which are classified as available-for-sale investments until maturity. The following table represents the investments entered into or maturing during the fiscal year ended 31 March 2022:

Date Invested	Maturity Date	Interest Rate	A$ Millions
January 2022	25 January 2024	1.41%	30.0
January 2022	25 January 2023	0.79%	100.0
October 2021	6 October 2023	0.60%	30.0
October 2020	2 July 2021	0.59%	35.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

At 31 March 2022, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$239.4 million, based on the exchange rate at 31 March 2022). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2022 and 2021, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
Derivative Balances
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2022 and 2021:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2022		31 March 2021
Derivatives not accounted for as hedges	31 March 2022	31 March 2021	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$251.0	$456.1	$2.0	$1.9	$5.5	$8.3
The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2022	2021	2020
Asbestos adjustments loss (gain)	$5.3	$(11.7)	$(0.8)
Selling, general and administrative expenses	(2.1)	7.2	1.3
Total loss (gain)	$3.2	$(4.5)	$0.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

14.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness claims as described in these consolidated financial statements.
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

In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, two of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court set an appeal hearing date in August 2022 scheduled for 10-days. The Company anticipates the appellate court to issue its decision no sooner than December 2022. As of 31 March 2022, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 March 2022, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

The other two claims filed in 2015 were resolved in the Company’s favor. The litigation known as “The Hub” was voluntarily discontinued by the plaintiffs. The “White litigation” was settled on 3 August 2021 on terms favorable to the Company.

The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.

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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Income before income taxes:
Domestic	$295.0	$241.9	$209.6
Foreign	348.1	170.1	78.4
Income before income taxes:	$643.1	$412.0	$288.0
Income tax expense:
Current:
Domestic	$44.4	$38.5	$31.1
Foreign	53.9	(8.6)	(39.8)
Current income tax expense (benefit)	98.3	29.9	(8.7)
Deferred:
Domestic	9.4	1.4	4.5
Foreign	76.3	117.9	50.7
Deferred income tax expense	85.7	119.3	55.2
Total income tax expense	$184.0	$149.2	$46.5

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Income tax expense computed at the statutory tax rates	$109.7	$58.1	$38.7
US state income taxes, net of the federal benefit	9.2	8.0	5.7
Asbestos - effect of foreign exchange	(3.5)	36.8	(20.9)
Expenses not deductible	1.9	2.0	5.5
Stock and executive compensation	(0.8)	5.5	1.7
Foreign taxes on domestic income	55.2	49.8	43.5
Prior year tax adjustments	(1.2)	(5.9)	0.4
Taxes on foreign income	9.9	1.6	(2.7)
US net operating loss carryback	—	(4.9)	(25.5)
Other items	3.6	(1.8)	0.1
Total income tax expense	$184.0	$149.2	$46.5
Effective tax rate	28.6%	36.2%	16.1%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2022	2021
Deferred tax assets:
Intangible assets	$958.2	$1,038.7
Asbestos liability	360.1	367.4
Tax credit carryforwards	118.7	122.1
Other provisions and accruals	73.3	62.2
Net operating loss carryforwards	66.2	61.0
Total deferred tax assets	1,576.5	1,651.4
Valuation allowance	(261.2)	(262.7)
Total deferred tax assets net of valuation allowance	1,315.3	1,388.7
Deferred tax liabilities:
Depreciable and amortizable assets	(164.0)	(151.7)
Other	(59.0)	(49.1)
Total deferred tax liabilities	(223.0)	(200.8)
Total deferred taxes, net	$1,092.3	$1,187.9
At 31 March 2022, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$66.2 million, that are available to offset future taxable income in the respective jurisdiction. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2022, the Company recognized a tax deduction of US$144.8 million (A$195.8 million) for the current year relating to total contributions to AICF of US$715.9 million (A$979.1 million) incurred in tax years 2018 through 2022.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2022, the Company had foreign tax credit carry-forwards of US$113.9 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$4.8 million that are available to offset future taxes payable which expire between tax years 2022 through 2025, and against which there is a partial valuation allowance of US$4.0 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2022. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2022, total income tax and withholding tax paid, net of refunds received, was US$92.7 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company has utilized and intends to further utilize these carryback provisions to obtain tax refunds. At 31 March 2022, the Company recorded current taxes receivable of US$29.6 million.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters, including by the Australian Taxation Office in Australia and the Internal Revenue Service ("IRS") in the US. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2018, Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2014.
Unrecognized Tax Benefits
For the fiscal years ended 31 March 2022, 2021, and 2020, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2022, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$0.7 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
Liability Awards	$3.2	$21.7	$2.8
Equity Awards	9.0	18.0	10.3
Total stock-based compensation expense	$12.2	$39.7	$13.1
As of 31 March 2022, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$10.4 million and will be recognized over an estimated weighted average amortization period of 1.5 years.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), which was amended and restated in August 2021 and approved by shareholders, the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units.
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
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2020	22,944,379
Granted	(856,756)
Balance at 31 March 2021	22,087,623
Granted	(597,927)
Balance at 31 March 2022	21,489,696
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2020	520,632	864,165	1,777,640	3,162,437	14.64
Granted	371,806	190,376	294,574	856,756	26.56
Vested	(245,385)	(174,356)	(722,156)	(1,141,897)	13.03
Forfeited	(53,567)	(153,897)	(63,136)	(270,600)	17.05
Outstanding at 31 March 2021	593,486	726,288	1,286,922	2,606,696	19.01
Granted	233,443	141,015	223,469	597,927	41.73
Vested	(313,641)	(248,202)	(565,878)	(1,127,721)	14.96
Forfeited	(98,613)	(327,397)	(450,480)	(876,490)	27.73
Outstanding at 31 March 2022	414,675	291,704	494,033	1,200,412	27.83

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

The following table includes the assumptions used for RSU grants (market condition) valued:

Vesting Condition:	Market	Market	Market	Market
	FY22	FY22	FY21	FY21
Date of grant	27 Aug 2021	9 Sep 2021	15 Sep 2020	5 Nov 2020
Dividend yield (per annum)	2.0%	2.0%	—%	1.3%
Expected volatility	40.0%	40.2%	39.2%	40.1%
Risk free interest rate	0.4%	0.4%	0.2%	0.2%
Expected life in years	3.0	2.9	2.9	2.8
JHX stock price at grant date (A$)	52.66	52.12	30.33	37.24
Number of restricted stock units	130,513	92,956	167,491	127,083
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
The following represents the activity related to the CSUs:

	FY22	FY21
Granted	423,051	571,132
Vested	433,872	377,506
Cancelled	1,292,934	607,253
For the fiscal years ending 31 March 2022, 2021 and 2020, US$15.2 million, US$8.2 million and US$2.0 million, respectively, was paid in cash upon vesting of CSU units.

17.  Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2022, 2021 and 2020:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount Paid	Announcement Date	Record Date	Payment Date
FY 2022 first half dividend	0.40	174.1	9 November 2021	19 November 2021	17 December 2021
FY 2021 special dividend	0.70	309.9	10 February 2021	19 February 2021	30 April 2021
FY 2020 first half dividend	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$2,551.3	$2,040.2	$1,816.4
Asia Pacific Fiber Cement	574.9	458.2	418.4
Europe Building Products	488.5	410.3	371.4
Other Businesses	—	—	0.6
Worldwide total	$3,614.7	$2,908.7	$2,606.8

	Operating Income Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$741.2	$585.5	$429.3
Asia Pacific Fiber Cement	160.8	124.8	58.5
Europe Building Products	62.9	37.6	11.2
Research and Development	(34.4)	(28.9)	(27.0)
Segments total	930.5	719.0	472.0
General Corporate	(247.9)	(246.2)	(129.5)
Total operating income	682.6	472.8	342.5

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$114.4	$89.1	$88.7
Asia Pacific Fiber Cement	13.6	13.9	12.7
Europe Building Products	29.8	28.0	25.6
Other Businesses	—	—	0.2
General Corporate	2.8	2.8	3.2
Research and Development	1.2	1.2	1.1
Total	$161.8	$135.0	$131.5

	Total Identifiable Assets 31 March
(Millions of US dollars)	2022	2021
North America Fiber Cement	$1,434.8	$1,273.9
Asia Pacific Fiber Cement	429.1	371.0
Europe Building Products	745.2	762.1
Research and Development	13.5	10.3
Segments total	2,622.6	2,417.3
General Corporate [1]	1,620.6	1,671.7
Worldwide total	$4,243.2	$4,089.0

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America [2]	$2,551.3	$2,040.2	$1,817.0
Australia	391.7	321.9	290.4
Germany	165.0	143.0	135.7
New Zealand	115.9	81.9	72.2
Other Countries [3]	390.8	321.7	291.5
Worldwide total	$3,614.7	$2,908.7	$2,606.8

		Total Identifiable Assets 31 March
(Millions of US dollars)		2022	2021
North America [2]		$1,442.7	$1,279.4
Australia		314.4	256.7
Germany		503.7	527.6
New Zealand		48.9	46.3
Other Countries [3]		312.9	307.3
Segments total		2,622.6	2,417.3
General Corporate [1]		1,620.6	1,671.7
Worldwide total		$4,243.2	$4,089.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

____________
1Included in General Corporate are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes and Asbestos-related assets.
2The amounts disclosed for North America are substantially all related to the USA.
3Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.
Research and development expenditures are expensed as incurred and are summarized by segment in the following table. Research and development segment operating income also includes Selling, general and administrative expenses of US$4.1 million, US$2.9 million and US$3.0 million in fiscal years 2022, 2021 and 2020, respectively.

	Years Ended 31 March
(Millions of US dollars)	2022	2021	2020
North America Fiber Cement	$5.3	$5.6	$5.3
Asia Pacific Fiber Cement	1.5	1.1	1.8
Europe Building Products	0.9	1.6	1.7
Research and Development	30.3	26.0	24.0
	$38.0	$34.3	$32.8
The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4

____________
1Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 7 for further details.
2Relates to the closure of the Penrose, New Zealand plant.
3The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
4The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	148

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2022		2021		2020
Customer A	$418.3	12.0%	$347.3	12.0%	$306.0	12.0%
Approximately 33%, 33% and 34% of the Company’s net sales in fiscal year 2022, 2021 and 2020, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2022:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain (Loss)	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2021	$0.2	$0.4	$(7.2)	$(6.6)
Other comprehensive (loss) gain	—	(0.7)	(14.7)	(15.4)
Balance at 31 March 2022	$0.2	$(0.3)	$(21.9)	$(22.0)
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
For the fiscal years ended 31 March 2022, 2021 and 2020, the Company made matching contributions of US$14.1 million, US$11.1 million and US$11.1 million, respectively.

In January 2021, the Company established a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company will match up to a maximum of the first 6% of an employee's eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2022, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie 2022 Annual Report on Form 20-F	149

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY22	FY21	FY20
Audit fees[1]	$6.1	$5.6	$5.7
Audit-related fees[2]	0.1	—	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________
1Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
2Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm engaged one temporary employee to participate in a minor portion of the audit of our consolidated financial statements for fiscal year 2022. In fiscal years 2021 and 2020, no temporary employees were used to conduct the audits of our consolidated financial statements.
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

James Hardie 2022 Annual Report on Form 20-F	150

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

Business and Operational Risks

The COVID-19 pandemic may adversely impact our business, sales, results of operations and financial condition.

Our operations expose us to risks associated with pandemics and other public health emergencies, such as the continuing COVID-19 pandemic. There have been, and in some jurisdictions continue to be, extraordinary and wide-ranging actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19. Although some restrictions have eased in many jurisdictions, certain regions across the world continue to impose or are re-imposing restrictions.

We operate facilities around the world that are subject to being affected by this pandemic. The continued health and productivity of our employees throughout the COVID-19 pandemic remains a key priority and we continue to monitor developments and update our practices in accordance with applicable workplace safety and health standards.

Additionally, the ongoing COVID-19 pandemic could negatively impact our future manufacturing operations, as well as adversely affect our supply chain and transportation networks. This may result in continued disruptions or delays in the availability and shipments of certain materials or equipment. We have engaged with supply chain partners to mitigate disruptions and delays; however, if we are unable to successfully mitigate, then such disruptions or delays may impact our ability to meet market demand for our products. Our business may also be negatively impacted if the disruptions related to COVID-19 decrease new home building and remodeling activity, precipitate a prolonged economic downturn and/or lead to an extended rise in unemployment, any of which could lower demand for our products.

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

James Hardie 2022 Annual Report on Form 20-F	151

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

James Hardie 2022 Annual Report on Form 20-F	152

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

Price fluctuations, significant cost inflation, or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs, including continued significant inflation of key energy prices in Europe which may be exacerbated by ongoing conflict in the region, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

Additionally, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any

James Hardie 2022 Annual Report on Form 20-F	153

future shortages or curtailments could significantly disrupt our operations and increase our expenses. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Financial Risks

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products. We accrue for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 11 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims that we believe are adequate, we cannot assure you that warranty expense levels will not exceed our reserves. Costs significantly exceeding our warranty reserves could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately one third of our net sales in fiscal years 2020, 2021 and 2022 were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Legal and Regulatory Risks

Our ability to sell our products is influenced by local building codes and ordinances which may hinder our ability to compete effectively in certain markets and to increase or maintain our current market share for our products.

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

James Hardie 2022 Annual Report on Form 20-F	154

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

Since 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) have been and continue to be involved in a number of large construction defect and/or product liability claims in New Zealand that relate to weathertightness claims in residential buildings and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems and breach of certain legal duties related to the testing, warnings and marketing of those products and systems. Losses incurred in connection with defending and resolving New Zealand weathertightness claims could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

For additional information, see Notes 1 and 14 to our consolidated financial statements in Section 2 and Legal Proceedings in Section 3.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction, we are subject to environmental, health and safety laws and regulations. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to regulated materials, other environmental damage, including damage to natural resources, or our failure to comply with applicable environmental regulations.

Many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of tort litigation.

Many jurisdictions, including the United States, Australia and New Zealand, have recently adopted or are considering adopting regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as imposing additional training, exposure monitoring and recordkeeping requirements. It is possible that these regulations could have additional impacts on our business as a result of further increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule changes may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from our failure to comply may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may also increase the cost to procure energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. Such

James Hardie 2022 Annual Report on Form 20-F	155

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

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Like other large business organizations, we face numerous and evolving cyber risks of increasing scale and volume.

Despite the significant investments we have made to maintain our information systems and careful security and controls design, implementation, updating, and internal and independent third-party assessments, our systems and facilities, as well as those of third parties with which we do business, are targeted by those seeking to gain unauthorized access to technology systems and may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses and malware infections, misplaced or lost data, programming and/or human errors or other similar events. Network, system, and data breaches could result in misappropriation of sensitive data or significant operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. Furthermore, we face additional cybersecurity risks related to some of our employees continuing to work remotely as a result of the COVID-19 pandemic. Although we strive to have appropriate security controls in place, prevention of all computer security incidents cannot be assured.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, damage to our reputation, risk of litigation, significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to

James Hardie 2022 Annual Report on Form 20-F	156

expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

Privacy and data security concerns and regulation could result in additional costs and liabilities.

As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including those set forth in the European Union’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act (“CPRA”). The GDPR became effective in May 2018 and regulates the collection, processing, storing, and transfer of personal data and imposes substantial penalties for non-compliance. The CCPA, which took effect on 1 January 2020, gives California consumers certain rights similar to those provided by the GDPR. The CPRA amends and expands CCPA and most provisions will become operative in 2023.

Laws such as the GDPR, CCPA and CPRA place limitations on how companies can process customer data, which increases compliance complexity and related costs. Our efforts to comply with GDPR, the CCPA and other privacy and data protection laws may impose significant costs and challenges that are likely to increase over time, and we could incur costs, penalties, reputational harm, or litigation expenses due to violations of existing or future data privacy laws and regulations.

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

James Hardie 2022 Annual Report on Form 20-F	157

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

If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMGA, it is possible we will be required to pay to AICF our current annual funding payments for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2022 Annual Report on Form 20-F	158

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

Because the asbestos liability is denominated in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar compared to the Australian dollar.

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

James Hardie 2022 Annual Report on Form 20-F	159

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

James Hardie 2022 Annual Report on Form 20-F	160

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

Tax laws are dynamic and subject to change as new or revised laws and treaties are passed and new interpretations are issued or applied. Due to the nature of our historic and current operations, we are exposed to potential tax risks in a number of jurisdictions, including, without limitation, Ireland, the United States, Australia, New Zealand, the Netherlands and various parts of Europe. For example, many countries are actively considering making changes to existing tax laws and treaties, which could alter or

James Hardie 2022 Annual Report on Form 20-F	161

increase our tax obligations, could materially affect our business, financial condition or results of operations and could potentially have a material adverse impact on holders of our securities.

Exposure to additional tax liabilities due to audits and reviews could materially adversely affect our business.

Due to our size and the nature of our business, we are subject to ongoing audits and reviews by authorities, including the Internal Revenue Service in the United States and the Australian Taxation Office in Australia, on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.

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

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2019 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2022 Annual Report on Form 20-F	162

LEGAL PROCEEDINGS
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
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing audits and reviews by taxing authorities, including the Internal Revenue Service in the United States and the Australian Taxation Office in Australia, on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
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

In 2015, the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, two of which are still pending and each of which allege that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.

James Hardie 2022 Annual Report on Form 20-F	163

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court set an appeal hearing date in August 2022 scheduled for 10-days. The Company anticipates the appellate court to issue its decision no sooner than December 2022. As of 31 March 2022, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 31 March 2022, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

The other two claims filed in 2015 were resolved in the Company’s favor. The litigation known as “The Hub” was voluntarily discontinued by the plaintiffs. The “White litigation” was settled on 3 August 2021 on terms favorable to the Company.

The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Readers are referred to Note 1 to our consolidated financial statements in Section 2 for further information related to our policies related to asserted and unasserted claims.
Environmental
Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists, and the amount can be reasonably estimated.

James Hardie 2022 Annual Report on Form 20-F	164

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Interim Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2022, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Interim Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2022.
The effectiveness of our internal control over financial reporting as of 31 March 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2022 Annual Report on Form 20-F	165

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on Internal Control Over Financial Reporting

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2022, and the related notes and our report dated 17 May 2022 expressed an unqualified opinion thereon.

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
/s/ Ernst & Young LLP

Irvine, California
17 May 2022

James Hardie 2022 Annual Report on Form 20-F	166

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2022	2021	2020
Fiber Cement United States and Canada	3,014	2,662	2,563
Europe Building Products	935	937	972
Fiber Cement Australia	583	580	597
Fiber Cement New Zealand[1]	53	116	180
Fiber Cement Philippines	362	348	340
Research & Development, including Technology	186	155	156
General Corporate	63	63	61
Total Employees	5,196	4,861	4,869
____________
1In fiscal year 2021, based on our strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand market, we ceased all manufacturing of products in New Zealand and shifted manufacturing from New Zealand to Australia.
As of the end of 31 March 2022, of the 5,196 average number of people employed, approximately 902 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 654 and 248 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
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

James Hardie 2022 Annual Report on Form 20-F	167

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
Trading on the New York Stock Exchange
In the United States, our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.
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

James Hardie 2022 Annual Report on Form 20-F	168

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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$30,820 in reimbursements of this type in fiscal year 2022); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

James Hardie 2022 Annual Report on Form 20-F	169

CONSTITUTION
Our corporate domicile is in Ireland and our registered office is located at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. Copies of our Memorandum of Association and our Articles of Association are filed as Exhibits 1.1 and 1.2 to this Annual Report. A description of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.17 to this Annual Report and is incorporated herein by reference.
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
EXCHANGE CONTROLS
The European Union ("EU") has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the EU. In addition, we do not conduct business or other revenue-generating activities in these countries.
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
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

James Hardie 2022 Annual Report on Form 20-F	170

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

James Hardie 2022 Annual Report on Form 20-F	171

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

James Hardie 2022 Annual Report on Form 20-F	172

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

James Hardie 2022 Annual Report on Form 20-F	173

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

James Hardie 2022 Annual Report on Form 20-F	174

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

James Hardie 2022 Annual Report on Form 20-F	175

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

James Hardie 2022 Annual Report on Form 20-F	176

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

James Hardie 2022 Annual Report on Form 20-F	177

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

James Hardie 2022 Annual Report on Form 20-F	178

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
Periodically, interest rate swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes. There can be no assurance that we will be successful in these mitigation strategies or that fluctuation in interest rates, commodity prices and foreign currency exchange rates will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
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
For our fiscal year ended 31 March 2022, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.6%	10.8%	13.5%	3.2%	5.9%
Expenses[2]	63.5%	13.7%	14.8%	3.4%	4.6%
Liabilities (excluding borrowings)[2]	25.3%	61.7%	10.0%	2.4%	0.6%

For our fiscal year ended 31 March 2021, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.5%	11.1%	14.1%	2.8%	5.5%
Expenses[2]	61.0%	15.7%	15.4%	3.4%	4.5%
Liabilities (excluding borrowings)[2]	32.2%	55.6%	9.2%	2.3%	0.7%
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

James Hardie 2022 Annual Report on Form 20-F	179

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
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 0.7601 as of 31 March 2021 to 0.7482 as of 31 March 2022, a 2% movement, resulting in a US$13.2 million favorable impact on our fiscal year 2022 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$579.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2022 exchange rate of 0.7482) would have approximately a US$43.4 million favorable or unfavorable impact on our net income.
For fiscal year 2021, assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$729.0 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2021 exchange rate of 0.7601) would have approximately a US$55.4 million favorable or unfavorable impact on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facility. As of 31 March 2022 and 2021, our revolving credit facility was subject to variable interest rates. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$6.1 million change in annual cash interest expense under the revolving credit facility. At 31 March 2022 and 31 March 2021, we had US$40.0 million and nil outstanding under our revolving credit facility exposing us to market risk due to changes in the rate at which interest accrues.
Commodity Price Risk
We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials. While we expect to continue operating in tight markets for these commodities, we do enter into various sourcing arrangements in an effort to minimize additional working capital requirements caused by rising prices. These arrangements provide discounts on the prices of such commodities in relation to market prices and indices, however, if such commodity prices do not continue to rise, these fixed pricing arrangements may negatively impact our cost of sales over the longer-term.
We have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2022 would have resulted in +/- US$55.9 million or 2.4% impact on our cost of sales for fiscal year 2022.
For fiscal year 2021, we have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2021 would have resulted in +/- US$32.8 million or 1.8% impact on our cost of sales for fiscal year 2021.

James Hardie 2022 Annual Report on Form 20-F	180

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2022, JHI plc had 445,348,933 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 31,745 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2022, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2022 and 2021:

Geographic Region	31 March 2022	31 March 2021
Australia	56.02%	60.32%
United States	18.73%	15.93%
United Kingdom	6.17%	3.65%
Europe (excluding the United Kingdom)	4.75%	6.26%
Asia	4.81%	4.49%
Other	9.52%	9.35%
As of 30 April 2022, 0.07% of the outstanding shares of our common stock was held by 74 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2022, 1.37% of the outstanding shares of our common stock was represented by ADSs held by 8 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 1.44% of our outstanding capital stock was registered to 80 US holders as of 30 April 2022.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2022:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	24,497	7,441,898	1.67	-	-
1,001-5,000	6,094	12,766,035	2.87	-	-
5,001-10,000	690	4,891,924	1.10	-	-
10,001-100,000	410	9,170,178	2.06	-	-
100,001 and over	54	411,078,898	92.30	-	-
Totals	31,745	445,348,933	100.00	-	-

James Hardie 2022 Annual Report on Form 20-F	181

Based on the closing price of A$41.54 on 30 April 2022, there were 449 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2022, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
AustralianSuper Pty Ltd	31,061,184	6.97%	2 September 2019
Blackrock, Inc	29,902,153	6.71%	16 October 2014
OppenheimerFunds, Inc.	23,564,091	5.29%	30 June 2016
Bennelong Funds Management Group Pty Ltd	22,359,348	5.02%	16 December 2020
Commonwealth Bank of America	22,198,835	4.98%	15 August 2014
The Vanguard Group, Inc.	20,182,692	4.53%	17 August 2018
KKR Entities	19,730,075	4.43%	1 December 2021
Challenger Limited	18,918,753	4.25%	23 May 2018
Mitsubishi UFJ Financial Group, Inc.	17,451,381	3.92%	2 August 2019
Schroders plc	14,529,189	3.26%	1 June 2015

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2022

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	155,916,130	35.01%	1
J P Morgan Nominees Australia Pty Limited	101,056,344	22.69%	2
Citicorp Nominees Pty Limited	59,742,048	13.41%	3
National Nominees Limited	26,498,381	5.95%	4
BNP Paribas Noms Pty Ltd	13,890,691	3.12%	5
BNP Paribas Nominees Pty Ltd	12,890,949	2.89%	6
Citicorp Nominees Pty Limited	11,502,831	2.58%	7
Australian Foundation Investment Company Limited	4,400,000	0.99%	8
HSBC Custody Nominees (Australia) Limited	4,099,258	0.92%	9
BNP Paribas Nominees Pty Six Sis Ltd	2,733,458	0.61%	10
BNP Paribas Nominees Pty Ltd	2,068,338	0.46%	11
CS Third Nominees Pty Limited	1,111,643	0.25%	12
HSBC Custody Nominees (Australia) Limited	1,074,729	0.24%	13
Netwealth Investments Limited	989,069	0.22%	14
BNP Paribas Nominees Pty Ltd	697,000	0.16%	15
Argo Investments Limited	691,000	0.16%	16
Millenium Pty Ltd	630,000	0.14%	17
Carlton Hotel Limited	625,362	0.14%	18
Djerriwarrh Investments Limited	593,920	0.13%	19
BNP Paribas Noms Pty Ltd	545,869	0.12%	20
TOTAL	401,757,020	90.21%

James Hardie 2022 Annual Report on Form 20-F	182

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CHESS	Clearing House Electronic Subregister System
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
IP Plan	Individual Performance Plan
IRS	Internal Revenue Service
KPMGA	KPMG Actuarial
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
OSB	Oriented Strand Board
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2022 Annual Report on Form 20-F	183

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

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
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.
Energy Inflation (Europe) – Hyperinflation in energy costs is defined as the increase in energy costs above normal energy inflation.

Normal Energy Inflation – Calculated based on average rates per unit from April 2021 - July 2021, compared to average rates per unit for the prior corresponding period.
Energy Hyperinflation – Calculated based on average rates per unit from August 2021 - March 2022, less Normal Energy Inflation (as defined above).

James Hardie 2022 Annual Report on Form 20-F	184

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
•Adjusted Return on Capital Employed ("ROCE");
•Adjusted interest, net;
•Adjusted income before income taxes;
•Adjusted income tax expense;
•Adjusted effective tax rate;
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

James Hardie 2022 Annual Report on Form 20-F	185

Adjusted operating income

(Millions of US dollars)	FY22	FY21	FY20	FY19	FY18	FY17	FY16
Operating income	$682.6	$472.8	$342.5	$351.6	$229.2	$393.2	$354.0
Excluding:
Asbestos:
Asbestos adjustments loss (gain)	131.7	143.9	58.2	22.0	156.4	(40.4)	(5.5)
AICF SG&A expenses	1.3	1.2	1.7	1.5	1.9	1.5	1.7
Restructuring and product line discontinuation expenses	—	11.1	84.4	29.5	—	—	—
Fermacell acquisition costs	—	—	—	—	10.0	—	—
New Zealand weathertightness claims	—	—	—	—	—	—	0.5
Adjusted operating income	$815.6	$629.0	$486.8	$404.6	$397.5	$354.3	$350.7

Adjusted net income

(Millions of US dollars)	FY22	FY21	FY20	FY19	FY18	FY17	FY16
Net income	$459.1	$262.8	$241.5	$228.8	$146.1	$276.5	$244.4
Excluding:
Asbestos:
Asbestos adjustments loss (gain)	131.7	143.9	58.2	22.0	156.4	(40.4)	(5.5)
AICF SG&A expenses	1.3	1.2	1.7	1.5	1.9	1.5	1.7
AICF interest (income) expense, net	(0.9)	(0.5)	(1.4)	(2.0)	(1.9)	1.1	0.3
Restructuring and product line discontinuation expenses	—	11.1	84.4	29.5	—	—	—
Fermacell acquisition costs	—	—	—	—	10.0	—	—
New Zealand weathertightness claims	—	—	—	—	—	—	0.5
Loss on early debt extinguishment	—	—	—	1.0	26.1	—	—
Tax adjustments[1]	29.5	39.5	(31.6)	19.7	(47.3)	9.9	1.5
Adjusted net income	$620.7	$458.0	$352.8	$300.5	$291.3	$248.6	$242.9

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY22	FY21	FY20	FY19	FY18	FY17	FY16
Adjusted net income (millions of US dollars)	$620.7	$458.0	$352.8	$300.5	$291.3	$248.6	$242.9
Weighted average common shares outstanding - Diluted (millions)	445.9	445.4	444.1	443.0	442.3	443.9	447.2
Adjusted diluted earnings per share (US dollars)	1.39	1.03	0.79	0.68	0.66	0.56	0.54

James Hardie 2022 Annual Report on Form 20-F	186

Adjusted Return on Capital Employed ("Adjusted ROCE")

(Millions of US dollars)	FY22	FY21	FY20	FY19	FY18	FY17	FY16
Numerator
Adjusted operating income	$815.6	$629.0	$486.8	$404.6	$397.5	$354.3	$350.7
Adjustments to operating income[1]	—	—	—	(7.3)	—	—	—
Adjusted operating income for ROCE	815.6	629.0	486.8	397.3	397.5	354.3	350.7
Denominator
Gross capital employed (GCE)	1,653.9	1,780.8	1,753.7	1,492.7	1,272.0	1,107.6	1,102.7
Adjustments to GCE[2]	(56.4)	(193.6)	(195.5)	(77.4)	(24.3)	50.3	40.5
Adjusted gross capital employed	$1,597.5	$1,587.2	$1,558.2	$1,415.3	$1,247.7	$1,157.9	$1,143.2
Adjusted ROCE	51.1%	39.6%	31.2%	28.1%	31.9%	30.6%	30.7%

[1]Adjustments as calculated according to ROCE stock compensation plan documents
[2]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payables and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets (FY16-FY19) and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY22	FY21
Asia Pacific Fiber Cement Segment operating income	$160.8	$124.8
Excluding:
Restructuring expenses	—	3.4
Asia Pacific Fiber Cement Segment Adjusted operating income	$160.8	$128.2
Asia Pacific Fiber Cement segment net sales	574.9	458.2
Asia Pacific Fiber Cement Segment Adjusted operating income margin	28.0%	28.0%

Europe Building Products Segment Adjusted operating income

(Millions of US dollars)	FY22	FY21
Europe Building Products Segment operating income	$62.9	$37.6
Excluding:
Restructuring expenses	—	5.1
Europe Building Products Segment Adjusted operating income	$62.9	$42.7
Europe Building Products segment net sales	488.5	410.3
Europe Building Products Segment Adjusted operating income margin	12.9%	10.4%

James Hardie 2022 Annual Report on Form 20-F	187

Adjusted interest, net

(Millions of US dollars)	FY22	FY21
Interest, net	$39.3	$47.8

AICF interest income, net	(0.9)	(0.5)
Adjusted interest, net	$40.2	$48.3

Adjusted effective tax rate

(Millions of US dollars)	FY22	FY21
Income before income taxes	$643.1	$412.0
Asbestos:
Asbestos adjustments loss	131.7	143.9
AICF SG&A expenses	1.3	1.2
AICF interest income, net	(0.9)	(0.5)
Restructuring expenses	—	11.1
Adjusted income before income taxes	$775.2	$567.7

Income tax expense	184.0	149.2
Tax adjustments[1]	(29.5)	(39.5)
Adjusted income tax expense	$154.5	$109.7
Effective tax rate	28.6%	36.2%
Adjusted effective tax rate	19.9%	19.3%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

North America Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY22	FY21	FY20	FY19
Operating income	$741.2	$585.5	$429.3	$382.5
Excluding:
Restructuring and product line discontinuation expenses	—	2.5	41.2	5.4
North America Fiber Cement Segment Adjusted operating income	$741.2	$588.0	$470.5	$387.9
North America Fiber Cement segment net sales	2,551.3	2,040.2	1,816.4	1,676.9
North America Fiber Cement Segment Adjusted operating income margin	29.1%	28.8%	25.9%	23.1%

James Hardie 2022 Annual Report on Form 20-F	188

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY22		FY21		FY20		FY19
Operating income	A$	217.4	A$	172.4	A$	80.8	A$	136.5
Excluding:
Restructuring expenses	—		4.9		58.3		—
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	217.4	A$	177.3	A$	139.1	A$	136.5
Asia Pacific Fiber Cement segment net sales	777.7		635.2		614.1		612.2
Asia Pacific Fiber Cement Segment Adjusted operating income margin	28.0%		28.0%		22.7%		22.3%

Europe Building Products Segment Adjusted operating income

(Millions of Euros)	FY22	FY21	FY20	FY19
Operating income	€54.2	€31.4	€10.0	€9.1
Excluding:
Restructuring expenses	—	4.5	4.9	—
Europe Building Products Segment Adjusted operating income	€54.2	€35.9	€14.9	€9.1
Europe Building Products segment net sales	420.5	350.6	334.2	318.0
Europe Building Products Segment Adjusted operating income margin	12.9%	10.4%	4.5%	2.7%

FY22 Segment Adjusted EBITDA margins

(In Millions)	North America Fiber Cement	Asia Pacific Fiber Cement		Europe Building Products
Operating income	$741.2	A$	217.4	€54.2
Excluding:
Depreciation and amortization	114.4	18.4		25.7
Segment Adjusted EBITDA	$855.6	A$	235.8	€79.9
Segment net sales	2,551.3	777.7		420.5
Segment Adjusted EBITDA margin	33.5%	30.3%		19.0%

James Hardie 2022 Annual Report on Form 20-F	189

EXHIBIT LIST

Exhibit Number	Exhibit Description
1.1
Memorandum of Association of James Hardie Industries plc, as amended (filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

1.2
Articles of Association of James Hardie Industries plc (filed as Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)

2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 03 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)

2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

James Hardie 2022 Annual Report on Form 20-F	190

Exhibit Number	Exhibit Description
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)

2.16	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.17	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)
2.18*
Credit and Guaranty Agreement, dated 21 December 2021, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto

4.1*	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan
4.2*	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006
4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2022 Annual Report on Form 20-F	191

Exhibit Number	Exhibit Description
4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)

4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2022 Annual Report on Form 20-F	192

Exhibit Number	Exhibit Description
4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19	Amended and Restated Final Funding Agreement - Address for Service of Notice on Trustee, dated 13 June 2008 (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.20	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.22	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.23	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.28	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2022 Annual Report on Form 20-F	193

Exhibit Number	Exhibit Description
4.29	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.30	Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 7 November 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
4.31	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.32	Amendment to Sale and Purchase Agreement, dated 13 December 2017, by and among Xella International S.A., as seller, Platin 1391. GmbH (now known as James Hardie Germany GmbH) as purchaser, and James Hardie International Group Limited, as guarantor (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.33	Second Amendment and Accession Agreement to the Sale and Purchase Agreement related to XI (DL) Holdings GmbH, dated 3 April 2018, by and among Xella International S.A., James Hardie Germany GmbH, James Hardie International Group Limited and James Hardie International Finance Designated Activity Company (filed as Exhibit 4.33 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
4.34
James Hardie Industries plc 2020 Non-Executive Director Equity Plan (filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

8.1*	List of significant subsidiaries of James Hardie Industries plc
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG Actuarial
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

James Hardie 2022 Annual Report on Form 20-F	194

Exhibit Number	Exhibit Description
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2022 Annual Report on Form 20-F	195

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ HAROLD WIENS
Harold Wiens
Date: 17 May 2022		Interim Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 17 May 2022		Executive Chairman