Form 20-F
period 2023-03-31
James Hardie Industries plc
filed 2023-05-16
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2023
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
Aoife Rockett
Company Secretary
(Contact name)
353 1411 9929 (Telephone)                 353 1479 1128 (Facsimile)
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 442,056,296 shares of common stock at 31 March 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

2023
ANNUAL REPORT
ON FORM 20-F

James Hardie 2023 Annual Report on Form 20-F	i

James Hardie 2023 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	148-159
Item 4. Information on the Company
A. History and Development of the Company	2-3; 12-13; 175
B. Business Overview	3-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 105
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	97-103
B. Liquidity and Capital Resources	103-106
C. Research and Development, Patents and Licenses, etc.	8
D. Trend Information	106
E. Critical Accounting Estimates	94-97
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-29
B. Compensation	30-68
C. Board Practices	22-29; 69-91
D. Employees	164
E. Share Ownership	56-59; 64-68
F. Disclosure of a Registrant's action to Recover Erroneously Awarded Compensation	None
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	178-179
B. Related Party Transactions	82
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	107-146; 167
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	164-166
B. Plan of Distribution	Not Applicable
C. Markets	164-165
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2023 Annual Report on Form 20-F	iii

PART 1 (continued)	Page(s)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	167
C. Material Contracts	167
D. Exchange Controls	167
E. Taxation	168-175
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	175
I. Subsidiary Information	Not Applicable
J. Annual Report to Security Holders	175
Item 11. Quantitative and Qualitative Disclosures About Market Risk	176-177
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	165-166
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	162-163
Item 16. [Reserved]	Not Applicable
Item 16A. Audit Committee Financial Expert	86
Item 16B. Code of Ethics	83-85
Item 16C. Principal Accountant Fees and Services	147
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	166
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	69-91
Item 16H. Mine Safety Disclosure	12
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	Not Applicable
Item 16J. Insider Trading Policies	84
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	107-146
Item 19. Exhibits	186-190

James Hardie 2023 Annual Report on Form 20-F	1

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

James Hardie 2023 Annual Report on Form 20-F	2

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
The address of our registered office in Ireland is Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. The telephone number is +353 1411 9929. Our corporate website is www.jameshardie.com. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 17, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 13 11 03. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt ("ADR") register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares ("ADSs") should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States; telephone 1-212-250-9100.
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

James Hardie 2023 Annual Report on Form 20-F	3

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
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2023:
Business Overview
General Overview of Our Business

James Hardie Industries plc is the world's #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding HardieTM Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the Fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The Company has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Notes 2 and 18 to our consolidated financial statements in Section 2 for a description of our operating segments and a breakdown of our net sales by operating segment and geographic market for each of our last three fiscal years.

James Hardie 2023 Annual Report on Form 20-F	4

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
Products Used in Internal Applications
Compared to natural and engineered wood and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards. We believe our fiber gypsum products offer superior stability, fire safety and sound insulation properties compared to engineered wood and gypsum plaster boards. Furthermore, we believe our fiber gypsum flooring solutions offer superior handling properties, especially in the modernization of existing buildings, compared to wet screed solutions.

James Hardie 2023 Annual Report on Form 20-F	5

Significant New Products

In North America, new products released over the last three years include, an expanded ColorPlus® Technology offering through the Magnolia Home | James Hardie Collection and the HardieTM Architectural Collection.
In Asia Pacific, we continue to expand our addressable market by extending our product portfolio in both wood look and non-wood look exteriors. In 2021, we launched HardieTM Fine Texture Cladding in Australia to deliver the modern render look followed by HardieTM Brushed Concrete Cladding in April 2023, which are now both marketed under the Hardie™ Architectural Collection. Building on the success of LineaTM ObliqueTM Weatherboard in New Zealand, we also introduced the product in Australia in 2022 as HardieTM ObliqueTM Cladding to increase design versatility in line with modern design trends.
In Europe, new fiber cement products released over the past three years include HardieTM VL Plank, a solution that provides interlocking looks for facades of single family and multi-family homes as well as the Hardie Architectural Collection for multi-family homes and commercial buildings, and Fermacell® Therm25TM dry screed elements.
Principal Markets for Our Products
Fiber Cement
In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry.
Competition in this market comes primarily from substitute products, such as natural wood or engineered wood, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate distributors, builders, contractors, installers and homeowners on our brand and the performance, design and cost advantages of our products.
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

James Hardie 2023 Annual Report on Form 20-F	6

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
Raw Materials
The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. The key raw materials used in the manufacture of our fiber gypsum products are gypsum, recycled paper and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate, and we have supply agreements and plans in place to navigate challenges in the supply environment. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.
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
Cement
Cement is acquired in bulk from local suppliers.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.

James Hardie 2023 Annual Report on Form 20-F	7

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

James Hardie 2023 Annual Report on Form 20-F	8

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

James Hardie 2023 Annual Report on Form 20-F	9

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
In the past, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of minor associated fines.
Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2023 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2023.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie North America, Inc	United States	United States
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2023 Annual Report on Form 20-F	11

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
Manufacturing Capacity
We own all the manufacturing facilities listed below.

Plant Location	31 March 2023 Nameplate Capacity (mmsf)[1]	Planned Future Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	666	666
Peru, Illinois	560	560
Plant City, Florida	600	600
Pulaski, Virginia	600	600
Reno, Nevada	300	300
Tacoma, Washington	500	500
Waxahachie, Texas	413	413
Fontana, California	250	250
Summerville, South Carolina	190	190
Prattville, Alabama	600	1,200
Westfield, Massachusetts[2]	N/A	N/A
Greenfield - Crystal City, Missouri	—	600
Total United States fiber cement	4,679	5,879

Asia Pacific fiber cement
Rosehill, New South Wales, Australia	180	180
Carole Park, Queensland, Australia	317	317
Greenfield - Melbourne, Victoria, Australia	—	240
Cabuyao City, Philippines	172	172
Total Asia Pacific fiber cement	669	909

Europe fiber gypsum
Münchehof, Germany	441	441
Orejo, Spain	275	527
Wijchen, the Netherlands	273	273
Siglingen, Germany	154	154
Total Europe fiber gypsum	1,143	1,395

Total Europe fiber cement greenfield plant	—	300

Europe Other
Calbe, Germany [3]	41	41
Schraplau, Germany [2]	N/A	N/A

James Hardie 2023 Annual Report on Form 20-F	12

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
2Our Westfield, Massachusetts plant will be a finishing facility for fiber cement substrate made at other locations. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available for either of these facilities.
3Our Calbe, Germany plant produces cement bonded boards.
For fiscal year 2023, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 89%, 81% and 95% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2022, we operated all of our manufacturing facilities 24/7 year round, with the exception of our Siglingen plant which had a capacity utilization of 85%.

Mines
In North America, we lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2027, with additional options to renew. The lease for our silica quartz mine site in Reno, Nevada expires in January 2024. We also own property in Victorville, California which could be mined for silica. As of 30 April 2023, we have not begun to mine this site and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2023, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
In Europe, we have a license to make use of a mining facility in Schraplau, Germany as a storage site. No active mining is being undertaken. We also have an investment in a natural gypsum mine in Spain.
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

(US$ Millions)	2023	2022	2021
North America Fiber Cement	$392.0	$188.4	$76.8
Asia Pacific Fiber Cement	136.2	46.9	18.3
Europe Building Products	57.8	18.7	13.5
R&D and Corporate	5.3	3.8	2.1
Total Capital Expenditures	$591.3	$257.8	$110.7

James Hardie 2023 Annual Report on Form 20-F	13

Significant active capital expenditures
At 31 March 2023, the following significant capital expenditures remain in progress:

Project Description	Approximate Investment (In millions)		Investment to date (In millions)		Project Start Date	Expected Completion Date	Expected Nameplate Capacity Increase (mmsf)
Massachusetts ColorPlus® finishing capacity	US$	58.2	US$	48.5	Q1 FY22	FY24	N/A
Prattville Greenfield expansion (sheet machines #3 and #4)	US$	439.0	US$	193.7	Q3 FY22	FY25	600
Prattville ColorPlus® finishing capacity	US$	83.8	US$	6.6	Q2 FY23	FY25	N/A
Melbourne Greenfield expansion	TBD		US$	82.4	Q4 FY22	FY27	240
Orejo Brownfield expansion		€144.4	US$	37.1	Q3 FY22	FY25	252

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects completed in the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Prattville Trim finishing capacity	$55.1	FY21 - FY23
Carole Park Brownfield expansion	36.8	FY19 - FY23
Prattville Greenfield expansion (sheet machines #1 and #2)	241.2	FY18 - FY22
Summerville restart	$11.1	FY21 - FY22
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures.

James Hardie 2023 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
Our management is overseen by our executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2023 are:

Aaron Erter, BS, MBA Chief Executive Officer Age 49

Aaron Erter was appointed as Chief Executive Officer (“CEO”) in September 2022.
Mr Erter is a highly experienced executive, with deep experience in leading large enterprises in the consumer and industrial sectors.
Mr Erter most recently served as served as Chief Executive Officer of PLZ Corp, a leader of specialty liquid and aerosol manufacturing. Headquartered outside of Chicago, Illinois, USA, with over 2,500 employees throughout North America. Mr Erter was CEO from November 2020 to August 2022.
From 2017 to 2020, Mr Erter held multiple executive leadership roles at Sherwin

Williams, the world leader in paints and coatings. While at Sherwin Williams, Mr Erter was Global President of the Consumer Brands Group and Global President of the Performance Coatings Group.
Before joining Sherwin Williams, Mr Erter held various leadership roles at Valspar, including SVP and General Manager of the North America Consumer Division. Prior to Valspar, Mr Erter held various leadership roles at Stanley Black and Decker.
Mr Erter earned a Bachelor of Economics from The Wharton School at The University of Pennsylvania and an MBA at The University of Notre Dame – Mendoza College of Business.

James Hardie 2023 Annual Report on Form 20-F	15

Jason Miele, BA Chief Financial Officer Age 46

Jason Miele was appointed as Chief Financial Officer (“CFO”) in February 2020. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit, financial operations, and investor relations.

Mr Miele has over 15 years of experience with James Hardie and has served in a number of important roles during his tenure, including Vice President – Investor and Media Relations, a position he held from February 2017. In that role, Mr Miele had responsibility for overseeing James Hardie’s investor relations strategy and communicating James Hardie’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.

Prior to that, Mr Miele served in a variety of roles of increasing responsibility, in finance functions such as Treasury, Controllership and Operational Finance, including reporting to the CFO as the Global Treasurer and later the Global Controller. Mr Miele has supported the James Hardie business during his tenure, working in multiple geographies including Dublin, Ireland, Amsterdam, Netherlands, Mission Viejo, California, Sydney, Australia and Chicago, Illinois in the United States.
Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics.

Farhaj Majeed, MBA Chief Human Resources Officer Age 45

Farhaj Majeed joined James Hardie as Chief Human Resources Officer ("CHRO") in February 2023.
Mr Majeed joins James Hardie with a tremendous career spanning over 20 years in a variety of global and regional HR experiences with top tier companies such as Kraft Foods, Mondelez International, Abbott Laboratories and, most recently with Whirlpool Corporation where he led the Europe and MEA region as VP & CHRO, EMEA. Mr Majeed has held several leadership roles and led HR teams in North America, Europe, Asia and the Middle East.

Mr Majeed holds a Master of Business Administration from the Institute of Business Management with an emphasis on Human Resources and Marketing.

James Hardie 2023 Annual Report on Form 20-F	16

Tim Beastrom, BA, JD Chief Legal Counsel and Chief Compliance Officer Age 56

Tim Beastrom joined James Hardie in January 2023 as Chief Legal Counsel and Chief Compliance Officer.
Mr Beastrom joins James Hardie as Legal Counsel from a successful career in corporate governance, securities law, Environmental, Social & Governance ("ESG") risk oversight, M&A, and commercial law. He has 30 years of legal experience, most recently with Ecolab Inc. where he was Chief Securities Counsel and Assistant Secretary and then Sector General Counsel for corporate functions.
Mr Beastrom completed his Juris Doctor at the University of Minnesota Law School and received his undergraduate degree from Gustavus Adolphus College.

Sean Gadd, BEng, MBA President, North America Age 50

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
Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

James Hardie 2023 Annual Report on Form 20-F	17

Joe Liu, BS, PhD Chief Technology Officer Age 60
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

James Johnson II, BA, MBA Chief Information Officer Age 51
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

James Hardie 2023 Annual Report on Form 20-F	18

Ryan Kilcullen, BSc, MS Executive Vice President, Global Operations Age 42

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

James Hardie 2023 Annual Report on Form 20-F	19

John Arneil, BBUS, MBA President, Asia Pacific Age 43

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
Mr Arneil was appointed to General Manger, Asia Pacific in January 2022 and more recently President, Asia Pacific in January 2023 where he is responsible for running the company’s Asia Pacific activities which are headquartered in Sydney, Australia.
Mr Arneil has a Bachelor of Business Management from The University of Queensland in Australia and a Masters of Business Administration from The University of Leicester in the UK.

Christian Claus, MBA President, Europe Age 40
Christian Claus joined James Hardie as President, Europe in January 2023 and is responsible for running the companies’ European activities.

Mr Claus most recently served as Vice President for West Europe, South Europe and Africa of Tarkett, a global leader of floor and wall coverings headquartered in Paris, France, with over 12,500 employees. Mr Claus was operating in a variety of Vice President roles at Tarkett since January 2018. Prior to joining Tarkett, Mr Claus held multiple commercial leadership roles at Air Liquide, the world leader of industrial gases. Before joining Air Liquide, Mr Claus held various commercial and international management roles of increasing responsibility over the course of his career at 3M.

Mr Claus is a graduate of the Heinrich Heine University in Duesseldorf, holds a Masters degree in Business Administration and has completed multiple Executive Education courses at MIT Sloan, Harvard Business School and the London Business School.

James Hardie 2023 Annual Report on Form 20-F	20

Jill Kolling, BME, MS Chief Sustainability Officer Age 57
Jill Kolling joined James Hardie as Vice President, ESG & Chief Sustainability Officer in March 2022. Ms Kolling and her team are responsible for development and execution of James Hardie’s global ESG strategy, ensuring integration with the company’s overall business strategy and ensuring the ESG strategy is an enabler of future growth.

Ms Kolling began her career as a new product engineer with Hewlett-Packard, then transitioned into management consulting where she provided advisory services in the areas of technology, Sarbanes-Oxley, and ESG to companies in a variety of industries. Most recently, Ms Kolling held the role of Vice President, Global Sustainability at Cargill where she built the first-ever global sustainability function for the corporation. Ms Kolling has a proven track record of applying strategic insights and systems thinking to optimize for shareholder value, positive environmental outcome, and social good.
Ms Kolling holds a Bachelor of Mechanical Engineering degree and a Master of Science in Computer Science degree, both from the University of Minnesota.

Stephen Balsavich, BS, MBA Global Head of Transformation Age 42
Stephen Balsavich was named Global Head of Transformation at James Hardie in November 2020. In this capacity, he and his team lead the coordination and execution of strategic initiatives. Mr Balsavich originally started his career at James Hardie in April of 2016 and served in both Finance and IT disciplines. Mr Balsavich served as the PMO and IT lead for the Fermacell acquisition in Europe which included integration efforts post deal closing.

Mr Balsavich has spent most of his 20+ year career in Merger and Acquisition and Business Transformation related work across several industries. Prior to rejoining James Hardie in November 2020, he led the PMO and integration efforts for a $25 billion M&A deal spanning over 100 countries for PricewaterhouseCoopers (PwC).
He also spent 8 years in Banking where he started his career and 5 years in Financial Services.
Mr Balsavich has a Bachelor of Science in Finance from the University of Illinois and a Master in Business Administration from Dominican University.

James Hardie 2023 Annual Report on Form 20-F	21

Joel Wasserman, BS Vice President, Corporate Communications and Global Brand Management Age 61
Joel Wasserman joined James Hardie in January 2023 as Vice President, Corporate Communications and Global Brand Management.

Mr Wasserman joins James Hardie as Vice President, Corporate Communications and Global Brand Management from Sherwin-Williams where he was responsible for strategic planning and brand management for all brands in the consumer brands group. He has more than 35 years of progressive communications and marketing experience that includes work at various agencies and consumer products companies.
Mr Wasserman holds a Bachelor of Science degree in economics from Northern Illinois University.

James Hardie 2023 Annual Report on Form 20-F	22

Board of Directors
James Hardie’s Board of Directors (the "Board") have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see "Section 1 - Corporate Governance Report" of this Annual Report.
Members of the Board of Directors (the “Board”) at 30 April 2023 are:

Anne Lloyd, BS, CPA Age 61

Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. Ms Lloyd served as a member of the Audit Committee from the date of her appointment during her entire tenure as a Board member, with the exception of the period from 26 August 2019 through 25 February 2020, during which time she served as Interim CFO. She was appointed Chair of the Audit Committee effective 8 August 2020 and Deputy Chairperson effective 10 August 2022. She also served as Lead Independent Director from 6 January 2022 to 1 September 2022. Ms Lloyd was appointed Chair of the Board effective 3 November 2022 at which time she stepped down as Chair of the Audit Committee.

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
Other: Director of New Frontier Materials LLC (since November 2021); resident of the United States.
Last elected: November 2022
Term expires: November 2025

James Hardie 2023 Annual Report on Form 20-F	23

Peter-John Davis Age 64

Peter John Davis (PJ) was appointed as an independent non-executive director of James Hardie in August 2022. He is a member of the Remuneration Committee.
Experience: Mr Davis previously served as Chief Operating Officer (COO) of Bunnings Australia & New Zealand. During his 15-year tenure as COO, the division was one of the most profitable of the Wesfarmers Group.
With over 40 years’ experience in various retail and trade formats and home improvement industries, Mr Davis commenced his career on the sales floor and held senior roles in operations, marketing, advertising and merchandising before moving into general management and leading the development of the highly successful Bunnings Warehouse concept.
Mr Davis was responsible for the development, strategic direction, and operational management of the Bunnings businesses and its employees. His main objectives were to ensure growth in revenues and profitability and provide satisfactory returns for shareholders.
Mr Davis completed the Advanced Management Program at Harvard Business School in Boston, USA and is the Founding Director ANRA (Australian National Retailers Association) and Foundation Member of the Australian Institute of Company Directors.
Directorships of listed companies in the past five years: Former – Director of Bunnings Homebase BUKI (2016-2018).
Other: Resident of Australia.
Last elected: November 2022
Term expires: November 2025

James Hardie 2023 Annual Report on Form 20-F	24

Persio V. Lisboa, BS Age 57

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

Directorships of listed companies in the past five years: None Other: Resident of the United States. Last elected: August 2021 Term expires: August 2024

James Hardie 2023 Annual Report on Form 20-F	25

Renee J. Peterson, BS, MBA Age 62

Renee Peterson was appointed as an independent non-executive director of James Hardie in November 2022. She is a member of the Audit Committee.
Experience: Ms Peterson served as CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations, until March 2023. She continues to serve as Vice President until July 2023.
She previously served as Eaton Corporation’s Vice President of Finance and Planning for the company’s truck and automotive segments.

Prior to joining Eaton, Ms Peterson served in various financial leadership positions of increasing responsibility at Honeywell International over 25 years. Ms Peterson’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products.

She earned her Bachelor of Science degree in accounting from St. Cloud State University Herberger Business School and an MBA from the University of Minnesota. She is a certified public accountant (inactive) and holds a six-sigma green belt certification.

Ms Peterson is an independent director for Franklin Electric (FELE), a global leader in the manufacturing and distribution of water and fueling products and solutions, and is currently Audit Committee Chair. She is a member of The Toro Company Foundation and the St. Cloud State University Herberger Business School Advisory Council.

She previously served on the Board of the Greater Twin Cities United Way (GTCUW) as the Treasurer and Finance & Human Capital Committee Chair and was also a member of the GTCUW Executive Committee. Ms Peterson is also a member of the MN Women’s Economic Roundtable (MWER), a forum for Twin Cities women leaders to gather insights on broad economic issues, examine their implications, and take action in their individual communities and personal lives.
Directorships of listed companies in the past five years: Current – Director of Franklin Electric Co., Inc (since 2015).
Other: Resident of the United States.
Last elected: Ms Peterson will be standing for election at the August 2023 Annual General Meeting.

James Hardie 2023 Annual Report on Form 20-F	26

Rada Rodriguez, MSc Age 64

Rada Rodriguez was appointed as an independent non-executive director of James Hardie in November 2018. She is Chair of the Nominating and Governance Committee and a member of the Remuneration Committee.
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
Other: Resident of Germany.
Last elected: November 2022
Term expires: November 2025

James Hardie 2023 Annual Report on Form 20-F	27

Suzanne B Rowland, MS, BS Age 61

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

Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International plc between 2009 and 2015 where she led significant improvement in customer relationships, market position, and operational execution. Before joining Tyco, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she held multiple senior executive roles including leading the global Adhesives division and Procurement & Logistics for the company.
Directorships of listed companies in the past five years: Current – Director of Sealed Air Corporation (since 2020). Former - Director of L.B. Foster Co. (2008-2022); Director of SPX Flow, Inc. (2018-2022).
Other: Resident of the United States.
Last elected: August 2021
Term expires: August 2024

James Hardie 2023 Annual Report on Form 20-F	28

Nigel Stein, CA, BSc Age 67

Nigel Stein was appointed as an independent non-executive director of James Hardie in May 2020. He is the Chairman of the Audit Committee and is a member of the Nominating and Governance Committee.
Experience: Mr Stein has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he has held since May 2018. Mr Stein joined Inchcape as a non-executive director in October 2015.

Prior to holding this position, Mr Stein served as Chief Executive Officer of GKN Ltd

(GKN) (formerly GKN plc) from January 2012 to December 2017. He joined the automotive and aerospace components supplier in 1994 and during his time with GKN held various senior positions in general management and finance including six years as Group Chief Financial Officer. Earlier in his career, Mr Stein held senior finance positions with Laird plc and Hestair plc. From 2003 until 2011, he served as an independent non-executive director on the Board of Ferguson (formerly Wolseley) plc, the leading specialist distributor of plumbing and heating products in North America. Mr Stein is a member of the Institute of Chartered Accountants of Scotland.
Directorships of listed companies in the past five years: Current – Director of Inchcape plc (since 2015).
Other: Resident of the United Kingdom.
Last elected: November 2020
Term expires: August 2023

James Hardie 2023 Annual Report on Form 20-F	29

Harold Wiens, BS Age 76

Harold Wiens was appointed as an independent non-executive director of James Hardie in May 2020. In January 2020, Mr Wiens was appointed Interim CEO of James Hardie until September 2022.
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
Directorships of listed companies in the past five years: Former – Director of Bio-Techne Corporation (2014-2020).
Other: Resident of the United States.
Last elected: November 2020
Term expires: August 2023

James Hardie 2023 Annual Report on Form 20-F	30

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

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2023) (“Senior Executive Officers”) in fiscal year 2023, and also includes an outline of the key changes for fiscal year 2024. Further details of these changes are set out in the 2023 Notice of Annual General Meeting (“AGM”).

For fiscal year 2023, our senior executive officers are:

•Aaron Erter, Chief Executive Officer (effective 1 September 2022);
•Jason Miele, Chief Financial Officer;
•Sean Gadd, President, North America;
•Ryan Kilcullen, Executive Vice President, Global Operations; and
•Joe Liu, Chief Technology Officer.

As previously announced, Mr Harold Wiens was appointed as interim CEO, which ended on 31 August 2022. As compensation for his service as interim CEO, Mr Wiens received a temporary exertion fee of US$130,000 per month for the period he was in the interim CEO role. The exertion fee is in addition to his regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this period because of undertaking this role were also compensated. The compensation Mr Wiens received for his service as our interim CEO does not reflect our normal remuneration practices with respect to our executive compensation program due to his service as CEO being interim in nature. As such, Mr Wiens did not participate in the Short-Term Incentive ("STI") and Long-Term Incentive ("LTI") plans and programs that are discussed throughout the remainder of this Remuneration Report.

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

James Hardie 2023 Annual Report on Form 20-F	31

EXECUTIVE SUMMARY
Fiscal Year 2023 Business Highlights1

Our operating results for fiscal year 2023 reflected solid financial results, highlighted by record net sales of US$3.8 billion, an increase of 4% compared to fiscal year 2022. Adjusted earnings before interest and taxes (“EBIT”) of US$780 million and Adjusted net income of US$606 million in fiscal year 2023 decreased 4% and 2%, respectively, compared to fiscal year 2022. The challenging global macro environment conditions and high input costs that included significant inflationary pressures, impacted all of our segment results for the year.

The following graphs show our performance for key financial measures during fiscal year 2023, with a comparison to prior corresponding periods:

Net Sales
Dollars in US millions

FY23 3,777
FY22 3,615
FY21 2,909
FY20 2,607
FY19 2,507
FY18 2,055
5 year CAGR 13%

Adjusted EBIT
Dollars in US millions

FY23 780
FY22 816
FY21 629
FY20 487
FY19 405
FY18 398
5 year CAGR 14%

Adjusted Net Income
Dollars in US millions

FY23 606
FY22 621
FY21 458
FY20 353
FY19 301
FY18 291
5 year CAGR 16%

Adjusted Diluted EPS
US Dollars/Share

FY23 1.36
FY22 1.39
FY21 1.03
FY20 0.79
FY19 0.68
FY18 0.66
5 year CAGR 16%

Adjusted ROCE
%

FY23 48%
FY22 51%
FY21 40%
FY20 31%
FY19 28%
FY18 32%
5 year avg 40%

Operating Cash Flow
Dollars in US millions

FY23 608
FY22 757
FY21 787
FY20 451
FY19 304
FY18 309
5 year CAGR 14%

____________
1Please see the "Glossary of Abbreviations and Definitions" in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2023 Annual Report on Form 20-F	32

Fiscal Year 2023 Compensation Highlights

Our fiscal year 2023 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met.

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2023:

•No changes were made to the design of the of our Short-Term Incentive program in fiscal year 2023, which is comprised of both the Company Performance Plan ("CP Plan") and Individual Performance Plan ("IP Plan"). The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. A complete description of the CP Plan for fiscal year 2023 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the LTI Plan for fiscal year 2023. The LTI plan remains similar to the fiscal year 2022 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2023 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2023:

Summary of Fiscal Year 2023 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2023 Annual Base Salary (US$)	FY2023 STI Target Value (US$)	FY2023 LTI Target Value (US$)	FY2023 Total Target Compensation (US$)
A Erter	1,000,000	1,200,000	5,000,000	7,200,000
J Miele	550,000	385,000	865,000	1,800,000
S Gadd	650,000	455,000	1,000,000	2,105,000
R Kilcullen	435,000	282,750	600,000	1,317,750
J Liu	375,000	225,000	350,000	950,000

Mr Erter also received a US$2 million stock option award upon hire with three-year cliff vesting and a five-year exercise period.

James Hardie 2023 Annual Report on Form 20-F	33

Results of 2022 Remuneration Report Vote

In August 2022, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2022. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

At our 2022 Annual General Meeting, our shareholders approved our remuneration report, with 96.3% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2023.

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

James Hardie 2023 Annual Report on Form 20-F	34

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for our CEO and other Senior Executive Officers for fiscal year 2023. Fixed remuneration includes base salary and variable remuneration is comprised of target STI awards and the following three LTI components: (i) Relative Total Shareholder Return ("TSR") Restricted Stock Units ("RSUs"); (ii) Return on Capital Employed ("ROCE") RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

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

James Hardie 2023 Annual Report on Form 20-F	35

Remuneration Committee Governance

The remuneration program for our Senior Executive Officers is overseen by our Remuneration Committee, the members of which are appointed by the Board. As prescribed by the Remuneration Committee Charter, the duties of the Remuneration Committee include, among other things: (i) administering and making recommendations on our incentive compensation and equity-based remuneration plans; (ii) reviewing the remuneration framework for the Company; and (iii) making recommendations to the Board on recruitment, retention and termination policies and procedures for senior management. The current members of the Remuneration Committee are Persio Lisboa (Chairman), PJ Davis, Rada Rodriguez and Suzanne Rowland, all of whom are independent non-executive directors. A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on our Investor Relations website (ir.jameshardie.com.au).

Summary of Executive Compensation Practices

The following table summarizes certain of the key governance practices employed by the Remuneration Committee relative to our executive compensation practices, including those practices which we believe are important drivers of both short- and long-term corporate performance and those practices which we believe are not aligned with the long-term interests of our shareholders:

Compensation Practices We Employ
✓	Retain independent compensation advisers reporting directly to the Remuneration Committee	✗	Prohibition on hedging of stock held by executives and directors
✓	Pay for performance model, with approximately 86% of our CEO’s total target compensation being performance-based “at risk” compensation and an average of approximately 67% total target compensation being performance-based “at risk” compensation for our other Senior Executive Officers
		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum North America growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors and Senior Executive Officers	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

James Hardie 2023 Annual Report on Form 20-F	36

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee retained FW Cook (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2023. The Remuneration Committee reviews the appointment of its advisers each year. Both FW Cook and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2023 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2023

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

For fiscal year 2023, the factors used to review and define the Peer Group included:

•Size (revenue and market cap);
•Industry (builders and suppliers);
•Exposure to the US housing market;
•Operates and services global markets; and
•Focus on innovation and intellectual property as a differentiating factor for the business.

As result, it was decided to retain the peer group as identified for FY2022 except that Cornerstone Building Brands, Inc. (acquired by Clayton, Dubilier & Rice in 2022) is no longer a public company and was removed from the group.

Below are the names of the 22 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2023.

A.O. Smith Corporation	Louisiana-Pacific Corp	The Toro Company
Acuity Brands, Inc	Martin Marietta Materials, Inc	Toll Brothers, Inc.
American Woodmark Corp	Masco Corporation	Trex Co., Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	Valmont Industries, Inc
Builders FirstSource, Inc.	NVR, Inc.	Vulcan Materials Co
Carlisle Companies Incorporated	Newell Brands, Inc.	Watsco, Inc
Fortune Brands Home & Security	Owens Corning
Lennox International, Inc	Simpson Manufacturing Co., Inc

James Hardie 2023 Annual Report on Form 20-F	37

Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2023 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2023, during a change in CEO and other executive leadership roles in addition to facing a downturn in the housing market, was strong. Management continued to drive profitable growth achieving record FY23 Net Sales globally and record EBIT in North America. The long-term incentive plan three-year ROCE performance exceeded expectations and the long-term strategic measures included in the Scorecard resulted in above target payouts.
More details about this assessment are set out below in this Remuneration Report.

DESCRIPTION OF 2023 REMUNERATION ELEMENTS
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
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2023, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
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
Non-Qualified Deferred Compensation Plan
As of 1 January 2021, we sponsor a non-qualified deferred compensation plan, the James Hardie Executive Deferred Compensation Plan (the "Deferred Compensation Plan"). Participation in the Deferred Compensation Plan is generally limited to individuals whose annual salary exceeds the IRS limits applicable to our qualified plans or are participants in our Long-Term Incentive Plan (the "LTIP"). The

James Hardie 2023 Annual Report on Form 20-F	38

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
Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2023, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2023, the STI target percentage for Mr Erter was 120% of base salary and 70% for Messrs Miele and Gadd, 65% for Mr Kilcullen and 60% for Mr Liu, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan
For fiscal year 2023, the core plan design was the same as prior years. We continue to measure both Growth and Returns when assessing Company performance and shareholder value creation.
For fiscal year 2023, the metrics for all regions (North America, Asia Pacific and Europe) are the same as fiscal year 2022 and are a net revenue measure (Growth) and a profit measure (Returns). The metrics are each set with a threshold, target and maximum payout scale. Similar in concept to the matrices used previously and in order to incentivize exceptional company performance in an uncertain and highly volatile market, both net revenue and profitability must be achieved together to derive a payout within the payout scale, reinforcing shareholder value creation. The maximum payout is 3.0x of target.

All Senior Executive Officers continued to be tied to the NA multiple either in part or in whole. Executives with NA responsibility are linked only to the NA multiple (Mr Gadd). For executives with global responsibility (Messrs Erter, Miele, Kilcullen and Liu), their STI is based on the metrics for North America (80%) and the Global Adjusted Net Income of the Company (20%).

James Hardie 2023 Annual Report on Form 20-F	39

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributions to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan with Board discretion to award up to 300% of target for members of the Executive Leadership Team ("ELT").

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

STI Plan Performance for Fiscal Year 2023

For the Senior Executive Officers’, our CP Plan results and the subsequent STI payouts for fiscal year 2023 were either between threshold and target or below threshold. The design of the plan states that the company must achieve both goals to receive a payout with the payout being at the level of the lowest achieved. As a result, there are no payouts for the Company Performance portion of the plan:

•The North America business performed between threshold and target for Net Revenue and below threshold for EBIT
•The Adjusted Net Income of the company performed below threshold.

The Remuneration Committee decided to exercise discretion with regard to the payouts upon review of the company's achievements in FY23 and the executive’s performance, noting:

•FY23 Adjusted Net Income of US$606 million was 98% of prior year
•FY23 North America Net Sales was an all-time record at US$2.8 billion
•FY23 North America EBIT was an all-time record at US$652 million

The Committee also recognizes the macroeconomic global events that were out of management's control, including: rising interest rates, inflation, high energy costs in Europe due to the war in Ukraine, a significant decline in the housing markets we participate in and a leadership transition.

•Single family US housing starts declined for the 12-month period ended 31 March 2023 of 18% in total increase of inflation globally of US$170 million

Taking the above items into account, along with the FY23 results noted above, the Committee decided to use discretion to award a payout multiple of 0.25x (50% of the threshold) for the Senior Executive Officers. Total payout including CP and IP is 0.40x of target when rating is Fully Performing.

James Hardie 2023 Annual Report on Form 20-F	40

Regarding the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2023 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2023 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2023, the amount to be paid to each of our Senior Executive Officers under the STI Plans, inclusive of the CP portion and IP portion, is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers."

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

In addition to the regular annual awards, Messrs Miele, Gadd and Kilcullen each received Leadership Team Transition and Alignment grants to ensure full support, alignment, and engagement in a smooth and successful transition of the company’s new CEO. The grant also recognized the increased workload during the transition period. These awards align with the annual fiscal year 2023 - 2025 ROCE RSUs, TSR RSUs and Scorecard LTI Units and are included in the table.
Mr Erter was issued a one-time award of nonqualified stock options upon hire as a "Buy Out" award for the forfeiture of his awards from his prior employer. The stock options are under the Equity Incentive Plan.

During fiscal year 2023, our Senior Executive Officers were granted the following awards:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units	Stock options
A Erter	119,174	193,525	305,048	269,221
J Miele	34,243	62,820	102,732	—
S Gadd	40,018	73,511	120,057	—
J Kilcullen	25,378	46,920	76,137	—
J Liu	7,092	11,501	21,276	—

RSUs and stock options issued/exercised under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities ("CUFS") on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

James Hardie 2023 Annual Report on Form 20-F	41

ROCE RSUs (25% of target LTI for Fiscal Years 2023-2025)

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

Per the plan, the maximum payout for the ROCE RSUs is 2.0x target LTI. ROCE is determined by dividing Adjusted EBIT by Adjusted Capital Employed1. The ROCE hurdles will be indexed for changes to US and Asia Pacific addressable housing starts. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed through a year rather than at a single point in time.

ROCE hurdles for the ROCE RSUs are based on historical results and take into account the US housing market and better optimization of our manufacturing plants.

The hurdles for ROCE RSUs granted in fiscal year 2023 (for performance in fiscal years 2023 to 2025) remained the same as fiscal year 2022 as shown in the table below:

Fiscal Years 2023-2025 ROCE	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥ 37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
> 40.0%	2.0x

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
____________
1    For purposes of ROCE RSU vesting, “Adjusted EBIT” and “Adjusted Capital Employed” will be calculated as follows:

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

James Hardie 2023 Annual Report on Form 20-F	42

ROCE RSUs Vesting in Fiscal Year 2023 (for Fiscal Years 2021-2023)

As a component of the fiscal year 2021 LTI Plan, we granted ROCE RSUs in August 2020. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2021-2023 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 24.0%	0.0x
≥ 24.0%, but < 26.0%	0.5x
≥ 26.0%, but < 27.5%	1.0x
≥ 27.5%, but < 28.5%	1.5x
≥ 28.5%	2.0x

Based on the average ROCE result for fiscal years 2021-2023 of 46.4%, a 2.0x target of the ROCE RSUs granted will vest on 17 August 2023.

Relative TSR RSUs (25% of target LTI for Fiscal Years 2023-2025)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2023 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2023, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

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

James Hardie 2023 Annual Report on Form 20-F	43

TSR RSUs Vested for Fiscal Years 2020-2022

As part of the fiscal year 2020 LTI Plan, in August 2019 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

In August 2022, the only test of Relative TSR performance was completed, resulting in our TSR performance at the 84.2 percentile of the Peer Group in place at that time. As a result, 2.0x of target outstanding Relative TSR RSUs vested.

Scorecard LTI (50% of target LTI for Fiscal Years 2023-2025)

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

James Hardie 2023 Annual Report on Form 20-F	44

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

Further details related to the Scorecard for fiscal year 2023, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report included in our Annual Report filed in May 2022. An assessment of our Scorecard performance for fiscal years 2021-2023 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2023-2025 at the conclusion of fiscal year 2025.

Scorecard LTI Vesting in Fiscal Year 2023 (for Fiscal Years 2021-2023)

After fiscal year 2023, the Remuneration Committee reviewed our performance over fiscal years 2021-2023 against the Scorecard objectives set forth in fiscal year 2021, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating between 1.5x and 2.5x of target with an average weighted target of 2.0x.

James Hardie 2023 Annual Report on Form 20-F	45

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
PDG (Primary Demand Growth)	Goal: APAC: 3% - 6%; NA: 6% -8 % Result: APAC: 0.9%; NA: 3.8%	Below expectations
Organic Revenue Growth	Goal: Europe: 5% - 12% Result: 9%	Meets expectations
EBIT Margin	Goal: APAC: 20% - 25%; Europe: 10% - 15%; NA 22% - 27% Result: APAC: 27.8%; Europe: 9.6% NA: 28.2%	Exceeds expectations
Lean - Cumulative over 3 years	Goal: APAC: US$19 million; Europe: US$20 million; NA: US$100 million Result: APAC: US$54 million; Europe US$48 million; NA: US$203 million	Exceeds expectations
Zero Harm ("ZH") The safety of our employees is an essential objective of the Company
Goal:
APAC: Safe Start Implementation
DART rate: 0.20

Europe: Replicate systems from NA and APAC; Safe Start Implementation
DART rate: 0.36

NA: 5S World Class Facilities
DART rate: 0.36

Result: APAC and Europe completed their Safe Start and Driver/Fleet Safety programs. APAC DART rate is 0.0. EU achieved 30% reduction in DART rate from FY21-23. Moved from a 3.2 DART rate from time of acquisition to 0.54. NA completed their 5S program Implemented ZH critical priorities. NA DART rate was at 0.83
APAC Exceeded expectations; EU and NA were below expectations; However, EU significantly improved DART rate since acquisition in 2018

James Hardie 2023 Annual Report on Form 20-F	46

Performance Measure/Rationale	Performance Metric/Results	Board Assessment for the Three-year Period
Innovation	Commercial-in-confidence metrics for products and process efficiencies	Meets expectations
Environmental, Social & Governance
Goal: Continue to globally drive ESG reporting improvement; strengthen CDP disclosures with TCFD recommendations; receive zero negative shareholder votes across any resolution due to lack of clarity, FY23 ESG report to show improvement across areas reported on

Result: Achieved all ESG deliverables and received significant positive feedback from proxy firms and investors. CDP score increased from B- to B during FY23 as a result of expanded reporting. FY22 report showed all key targets have been met or exceeded
Meets expectations
People and Culture
Goal: 3-Year average turnover:
APAC: 13%; Europe 7%; NA: 13%
Enhance leadership capabilities in key area, Diversity & Inclusion

Result: Turnover: APAC: 8.9%; Europe: 7%; NA: 11%

Hired Diversity & Inclusion Director, Achieved Gender diversity in management of 20%; launched Employee Resource Groups; APAC delivered engagement survey showing 90% employee engagement
Meets expectations

James Hardie 2023 Annual Report on Form 20-F	47

CHANGES TO REMUNERATION FOR FISCAL YEAR 2024

Remuneration for Fiscal Year 2024
During our May 2023 meeting, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2024.

Other Senior Executive Officer Compensation

Base pay, target STI and LTI increases in fiscal year 2023 and 2024 for the CFO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2023 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2023 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2023 (US$)	Fiscal Year 2024 (US$)
A Erter	1,000,000	1,038,000	120%	120%	5,000,000	5,320,000
J Miele	550,000	570,900	70%	70%	865,000	865,000
S Gadd	650,000	672,750	70%	70%	1,000,000	1,000,000
R Kilcullen	435,000	480,000	65%	65%	600,000	650,000
J Liu	375,000	391,125	60%	60%	350,000	350,000
Mr Erter's FY24 LTI target is being increased by 6.4% and Mr Kilcullen's base salary is being increased 10% and LTI target 8.3% to align his pay closer to the market median for his role; otherwise, there are no other target STI or LTI changes for the Senior Executive Officers for fiscal year 2024. Base salary increases are made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels.

STI Plans

For fiscal year 2024, the core plan design will continue to be the same as fiscal year 2023. However, we changed our metrics to align with our strategic direction. We will continue to measure profitable growth primarily by using share gain metrics and profitability metrics when assessing Company performance and shareholder value creation. These metrics will continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific will be Primary Demand Growth ("PDG") and EBIT margin. Europe will be measured against three metrics - High Value Product Volume Growth, Total Net Sales and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales will incentivize outstanding company performance in a unpredictable market; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout will be 3.0x of target. For fiscal year 2024, Mr Gadd will continue to be tied to the North America STI plan.

For executives with global responsibility (Messrs Erter, Miele, Kilcullen and Liu), their bonus will be based on global metrics of Adjusted Net Income, Return on Capital Employed ("ROCE") and Hardie Operating Systems ("HOS") cost savings. We believe these metrics properly align executives with global responsibility to be focused on profitable share gain in all three regions.

There will be no material change to the operation of the IP or CP Plans ("STI Plans") for fiscal year 2024.

James Hardie 2023 Annual Report on Form 20-F	48

LTI Plan

The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of the Company's assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2024 LTI Plan is consistent with the plan for fiscal year 2023 with updates to measures based on company strategy and financial targets.

The 2023 Notice of AGM will contain further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2024.

For fiscal year 2024, the Remuneration Committee has set the following seven Scorecard goals for each region (for the performance period in fiscal years 2024 to 2026) to ensure alignment with our strategic priorities:

James Hardie 2023 Annual Report on Form 20-F	49

	APAC	Europe	North America
Zero Harm	•Empower all employees to be Zero Harm Leaders •Machine guarding •DART rate: •FY24= 0.08; FY25=0.07, FY26=0.07	•Empower all employees to be Zero Harm Leaders •Machine guarding •DART Rate: . • FY24= 0.45; FY25=0.43, FY26=.41	•Empower all employees to be Zero Harm Leaders •Machine guarding •DART rate: •FY24= 0.76; FY25=0.73, FY26=.70
Profitable Share Gain	4%	High Value Product Growth: 25% CAGR	4%
EBIT Margin	>25%	7% - 10%	>25%
Hardie Operating System ("HOS")
•GTMO Projects: Deliver projects on time and on budget
•HMOS Savings: Continued year over year savings in all regions totaling more than US$100 million globally across the three-year period versus FY23 baseline
•Working Capital
◦FY24 – improvement of 50 million from 31 March 2023 baseline
◦FY25 – improvement of 75 million from 31 March 2023 baseline
◦FY26 – improvement of 100 million from 31 March 2023 baseline
•Procurement and R&D Value Improvement savings of more than US$60 million across the three-year period versus FY23 baseline
•Capacity Expansion: Deliver projects on time and on budget

Innovation	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies	•Commercial-in-confidence metrics for products and process efficiencies
People & Culture
•Embed our Purpose, Vision, Mission and Values
•Establish Baseline of Net Promoter Score via Employee Engagement Survey (FY24); FY25-FY26 Increase/maintain Net Promoter Score
•Align organization design with company strategy
•Inclusion & Diversity strategy: Drive improvement against strategy
•Voluntary employee turnover by region (management and above) improvement

Environmental, Social & Governance ("ESG")
FY24:
•Cross functional collaboration and HMOS integration to deliver progress towards goals
•Expanded Task Force for Climate Change Disclosure ("TFCD") reporting
•Develop strategy to evolve external and internal ESG reporting
FY25:
•Evolve social impact strategy and goals.
•Develop strategy for reduction of Scope 3 (value chain) greenhouse gas emissions and set interim goal for landfill waste
•ESG efforts support consumer brand strategy
FY26:
•Develop strategy for improved circularity and set interim goal for landfill waste
•Global adoption of responsible sourcing program
•Develop ESG advocacy strategy
•Greenhouse gas; zero to landfill
•Be on track with goals published in July 2023 sustainability report

James Hardie 2023 Annual Report on Form 20-F	50

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

In addition, all fiscal year 2023, LTI grants made to Senior Executive Officers are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2024, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

Stock Ownership Guidelines

The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. In February 2023, we reviewed our guidelines and increased the multiple of base salary. For the CEO and other Senior Executive Officers, respectively, our increased guidelines require them to accumulate holdings of five times and two times their base salary, respectively, in our stock over a period of five years. New ELT will have five years from the date the Senior Executive Officer first becomes subject to the applicable guideline. In addition, an estimated after-tax amount of time-based restricted stock units will be counted toward the guidelines. All other features of the stock ownership guidelines remain the same.

James Hardie 2023 Annual Report on Form 20-F	51

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

As of 31 March 2023, all Senior Executive Officers have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The fiscal year 2024 annual equity awards under the LTI Plan were approved by the Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2023. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2023, we maintained employment or severance agreements with Mr Erter and the Senior Executive Officers. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Aaron Erter

Below is a summary of the key terms of Mr Erter’s employment agreement:

•The Employment Agreement is effective 1 September 2022 providing for service as CEO.
•Mr Erter is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•Base salary at an initial annual rate of US$1,000,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 120% of his annual base salary, as established by the Company’s Board.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•In the event that Mr Erter’s employment is terminated by the Company for any reason other than for “Cause”, or if Mr Erter voluntarily terminates his employment for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Mr Erter will be entitled to receive the following benefits:

James Hardie 2023 Annual Report on Form 20-F	52

◦An aggregate amount equal to the sum of: (i) two times Mr Erter’s base salary plus (ii) two times Mr Erter’s target annual incentive, payable in substantially equal periodic installments over the two year period following the date of termination;
◦An amount, if any, with respect to the annual incentive award opportunity for the fiscal year in which termination of employment occurs, as determined under the terms and conditions of annual incentive program(s) then in-effect;
◦All outstanding equity awards will be subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); provided, however, that the nonqualified stock options shall vest in full and become exercisable (to the extent then unvested);
◦Monthly payments for a period of up to 24 months following the date of termination equal to the premium Mr Erter would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 24 months following the date of termination.

Severance Agreements with Messrs Jason Miele, Sean Gadd and Joe Liu

During fiscal year 2023, we entered into a severance agreement with Messrs Miele, Gadd, Kilcullen and Liu in order to provide them with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include:

•In the event that Messrs Miele, Gadd, Kilcullen and Liu are terminated by the Company without "Cause" or terminated by the executive for "Good Reason", in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Messrs Miele, Gadd, Kilcullen and Liu will be entitled to receive the following benefits:
◦Salary continuation for the 1.5 year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) 1.5 times the base salary plus (ii) 1.5 times the annual incentive award opportunity, as then in-effect;
◦All outstanding equity awards under the Company's equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award agreement(s); except that performance-based awards will fully accelerate vesting at target upon termination due to death or disability and the LTI Scorecard would pay out at 1.0x of target
◦Monthly payments for a period of 1.5 years following the date of termination equal to the premium the executive would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 12 months following the date of termination.

James Hardie 2023 Annual Report on Form 20-F	53

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers
Details of the remuneration for Senior Executive Officers in fiscal years 2023, 2022 and 2021 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
A Erter[7]
Fiscal Year 2023	556,996	278,795	29,123	12,830	2,339,393	93,635	1,832,434	5,143,206
J Miele
Fiscal Year 2023	550,000	154,000	36,229	18,300	2,054,001	(644,967)	329,636	2,497,199
Fiscal Year 2022	487,000	1,462,785	42,480	17,400	1,291,915	148,071	—	3,449,651
Fiscal year 2021	411,692	648,960	111,469	17,100	533,914	754,806	283,744	2,761,685
S Gadd
Fiscal Year 2023	650,000	182,000	62,333	18,300	2,758,207	(1,123,392)	—	2,547,448
Fiscal Year 2022	597,487	1,403,340	62,027	17,400	2,443,365	503,632	—	5,027,251
Fiscal year 2021	573,299	901,415	38,808	17,100	1,438,684	3,082,202	—	6,051,508
R Kilcullen
Fiscal Year 2023	435,000	113,100	54,973	18,300	1,457,435	(546,586)	—	1,532,222
Fiscal Year 2022	398,627	650,278	45,927	18,922	1,232,884	205,533	—	2,552,171
Fiscal year 2021	379,030	593,649	33,788	12,453	635,010	1,132,357	—	2,786,287
J Liu
Fiscal Year 2023	375,000	102,250	57,776	18,300	197,031	(2,881)	37,694	785,170
TOTAL
Fiscal Year 2023	2,566,996	830,145	240,434	86,030	8,806,067	(2,224,191)	2,199,764	12,505,245

____________
1Base pay for fiscal years 2023, 2022 and 2021 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards payable for fiscal year 2023, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2023 and paid in June 2022 and 2021, for fiscal years 2023, 2022 and 2021, respectively. In fiscal year 2022, Messrs Miele and Gadd also receive a bonus due to the additional work from the departure of the CEO.
3Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.
4Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs, ROCE RSUs and Stock Options. Relative TSR RSUs are valued using a Monte Carlo simulation method and stock options are valued using the Black-Scholes option pricing model. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance sheet date adjusted for the fair value of estimated dividends as well as the Remuneration Committee’s current expectation of the amount of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation over the periods in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this amount excludes adjustments to the equity award expense in previous fiscal years resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2023, 2022 and 2021 as well as adjustments to performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2023, there was a 29.7% decrease in our share price from US$30.38 to US$21.36. During fiscal year 2022, there was a 0.3% increase in our share price from US$30.28 to US$30.38.

James Hardie 2023 Annual Report on Form 20-F	54

6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7For Mr Erter, amounts reflect compensation received during fiscal year 2023 based on his start date of 1 September 2022. Mr Erter's base pay includes US$123,206 in fiscal year 2023, which a portion is allocated for tax purposes to his services on the Company’s Board.

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the fiscal years 2023-2025 equity awards that were granted to each executive.

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
A Erter[7]
Fiscal year 2023	556,996		2,499,965	1,999,996	278,795	—	1,874,387	7,210,139
J Miele
Fiscal year 2023	550,000	—	844,974	—	937,329	—	384,165	2,716,468
Fiscal year 2022	487,000	600,000	300,003	—	1,289,402	—	59,880	2,736,285
Fiscal year 2021	411,692	—	225,005	—	795,901	—	412,313	1,844,911
S Gadd
Fiscal year 2023	650,000	—	987,480		2,301,587	—	80,633	4,019,700
Fiscal year 2022	597,487	400,000	400,003	—	2,349,680	—	79,427	3,826,597
Fiscal year 2021	573,299	—	399,998	—	2,095,596	—	55,907	3,124,800
R Kilcullen
Fiscal year 2023	435,000	—	626,226		1,000,727	—	73,273	2,135,226
Fiscal year 2022	398,627	—	199,993	—	1,076,895	—	64,849	1,740,364
Fiscal year 2021	379,030	—	199,999	—	985,476	—	46,241	1,610,746
J Liu
Fiscal year 2023	375,000	—	174,997	—	101,250	—	113,770	765,017
TOTAL
Fiscal Year 2023	2,566,996	—	5,133,642	1,999,996	4,619,688	—	2,526,228	16,846,550
____________
1    Base pay for fiscal years 2023, 2022 and 2021 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2    Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. Messrs Miele and Gadd received special bonuses for their work in FY22 due to the departure of the CEO in the amounts of US$600,000 and US$400,000 respectively.
3    Shows the value on the date of grant for the TSR RSUs and ROCE RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2022 is US$15.22 and ROCE RSU 20-day average share price of US$35.37.
4    Mr Erter was granted an award of nonqualified stock options upon hire. The stock options were granted at an exercise price of AUD33.05 and become exercisable 3 years after the grant date of 3 November 2022 with a 5 year exercise period.

James Hardie 2023 Annual Report on Form 20-F	55

5    For further details on STI awards paid for fiscal year 2023, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2023 and paid in June 2022 and 2021, for fiscal years 2023, 2022 and 2021, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2022, 2021 and 2020.

6    Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, relocation, car allowances, membership in executive wellness programs, and financial planning and tax services.

7    Mr Erter's base pay includes US$120,009.83 in fiscal year 2023 which is allocated for tax purposes to his services on the Company’s Board.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2023 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
	(US dollars)
	FY2023	FY2024	FY2025	FY2026	TOTAL
A Erter	1,200,058	1,740,182	1,143,187	380,127	4,463,554
J Miele	357,876	617,842	391,047	96,194	1,462,959
S Gadd	419,168	723,659	455,645	111,208	1,709,680
R Kilcullen	268,774	464,016	284,712	66,725	1,084,227
J Liu	59,365	102,489	102,209	38,923	302,986
	2,305,241	3,648,188	2,376,800	693,177	9,023,406

ROCE RSUs[2]
	(US dollars)
	FY2023	FY2024	FY2025	FY2026	TOTAL
A Erter	518,820	947,452	611,457	202,763	2,280,492
J Miele	156,564	270,295	171,078	42,085	640,022
S Gadd	183,380	316,590	199,337	48,651	747,958
R Kilcullen	117,583	202,997	124,554	29,190	474,324
J Liu	25,970	44,835	44,713	17,028	132,546
	1,002,317	1,782,169	1,151,139	339,717	4,275,342

James Hardie 2023 Annual Report on Form 20-F	56

Relative TSR RSUs[3]
	(US dollars)
	FY2023	FY2024	FY2025	FY2026	TOTAL
A Erter	453,524	877,434	619,051	210,707	2,160,716
J Miele	176,590	304,867	201,151	52,505	735,113
S Gadd	206,638	356,743	234,178	60,701	858,260
R Kilcullen	131,877	227,674	145,681	36,420	541,652
J Liu	32,402	55,939	55,787	21,245	165,373
	1,001,031	1,822,657	1,255,848	381,578	4,461,114

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2023. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2023, August 2024 and August 2025 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2023. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2023, August 2024, and August 2025 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.
3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2023 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2023.

Nonqualified Stock Options

As of 30 April 2023, Mr Erter is the only executive to hold nonqualified stock options. These stock options were granted upon hire to "Buy Out" awards he forfeited when leaving his prior employer. The nonqualified stock options vest and become exercisable three years from the grant date and have a five-year exercise period.

Name	Grant Date	Vest Date	Holding and Unvested at 1 April 2022	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2023	Fair Value per RSU[2] (US$)
A Erter	03-Nov-22	03-Nov-25	—	269,221	$1,930,004	—	—	269,221	$7.17

James Hardie 2023 Annual Report on Form 20-F	57

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2022	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2023	Fair Value per RSU[2] (US$)
A Erter	03-Nov-22[3]	17-Aug-23	—	38,387	$308,631	—	—	38,387	$8.04
	03-Nov-22[4]	17-Aug-23		19,862	$417,499	—	—	19,862	$21.02
	03-Nov-22[3]	17-Aug-24	—	39,450	$308,894	—	—	39,450	$7.83
	03-Nov-22[4]	17-Aug-24	—	19,862	$417,499	—	—	19,862	$21.02
	03-Nov-22[3]	17-Aug-25	—	115,688	$1,543,278	—	—	115,688	$13.34
	03-Nov-22[4]	17-Aug-25	—	79,450	$1,670,039	—	—	79,450	$21.02
J Miele	17-Aug-19[3]	17-Aug-22	16,599	16,599	$177,277	(16,599)	—	—	$10.68
	17-Aug-19[4]	17-Aug-22	8,993	8,993	$125,093	(5,621)	(3,372)	—	$13.91
	25-Feb-20[5]	17-Aug-22	6,676	6,676	$90,660	(2,226)	—	4,450	$13.58
	25-Feb-20[6]	17-Aug-22	4,767	4,767	$85,186	(993)	(1,788)	1,986	$17.87
	17-Aug-20[3]	17-Aug-23	16,457	16,457	$239,778	—	—	16,457	$14.57
	17-Aug-20[4]	17-Aug-23	10,636	10,636	$236,226	—	—	10,636	$22.21
	17-Aug-21[3]	17-Aug-24	13,619	13,619	$342,382	—	—	13,619	$25.14
	17-Aug-21[4]	17-Aug-24	8,594	8,594	$309,298	—	—	8,594	$35.99
	17-Aug-22[7]	17-Aug-25	—	34,396	$326,418	—	—	34,396	$9.49
	17-Aug-22[8]	17-Aug-25	—	16,716	$374,438	—	—	16,716	$22.40
	17-Aug-22[3]	17-Aug-25	—	28,424	$408,737	—	—	28,424	$14.38
	17-Aug-22[4]	17-Aug-25	—	17,527	$386,996	—	—	17,527	$22.08
S Gadd	21-Aug-17[5]	21-Aug-20	16,460	49,380	$376,809	(16,460)	—	—	$7.63
	21-Aug-17[6]	21-Aug-20	9,096	27,288	$387,269	(5,685)	(3,411)	—	$14.19
	17-Aug-19[3]	17-Aug-22	53,117	53,117	$567,290	(53,117)	—	—	$10.68
	17-Aug-19[4]	17-Aug-22	28,779	28,779	$400,316	(17,987)	(10,792)	—	$13.91
	17-Aug-20[3]	17-Aug-23	29,256	29,256	$426,260	—	—	29,256	$14.57
	17-Aug-20[4]	17-Aug-23	18,908	18,908	$419,947	—	—	18,908	$22.21
	17-Aug-21[3]	17-Aug-24	18,158	18,158	$456,492	—	—	18,158	$25.14
	17-Aug-21[4]	17-Aug-24	11,459	11,459	$412,409	—	—	11,459	$35.99
	17-Aug-22[7]	17-Aug-25	—	40,650	$385,769	—	—	40,650	$9.49
	17-Aug-22[8]	17-Aug-25	—	19,756	$442,534	—	—	19,756	$22.40
	17-Aug-22[3]	17-Aug-25	—	32,861	$472,541	—	—	32,861	$14.38
	17-Aug-22[4]	17-Aug-25	—	20,262	$447,385	—	—	20,262	$22.08
R Kilcullen	17-Aug-19[3]	17-Aug-22	26,559	26,559	$283,650	(26,559)	—	—	$10.68
	17-Aug-19[4]	17-Aug-22	14,390	14,390	$200,165	(8,994)	(5,396)	—	$13.91
	17-Aug-20[3]	17-Aug-23	14,628	14,628	$213,130	—	—	14,628	$14.57
	17-Aug-20[4]	17-Aug-23	9,454	9,454	$209,973	—	—	9,454	$22.21
	17-Aug-21[3]	17-Aug-24	9,079	9,079	$228,246	—	—	9,079	$25.14
	17-Aug-21[4]	17-Aug-24	5,729	5,729	$206,187	—	—	5,729	$35.99
	17-Aug-22[7]	17-Aug-25	—	27,204	$258,166	—	—	27,204	$9.49
	17-Aug-22[8]	17-Aug-25	—	13,221	$296,150	—	—	13,221	$22.40
	17-Aug-22[3]	17-Aug-25	—	19,716	$283,516	—	—	19,716	$14.38
	17-Aug-22[4]	17-Aug-25	—	12,157	$268,427	—	—	12,157	$22.08
J Liu	12/21/2021[9]	9-Jun-24	3,784	3,784	$—	—	—	3,784	$37.05
	17-Aug-22[3]	17-Aug-25	—	11,501	$165,384	—	—	11,501	$14.38
	17-Aug-22[4]	17-Aug-25	—	7,092	$156,591	—	—	7,092	$22.08
____________
1    Total Value at Grant = Fair Value per RSU multiplied by number of RSUs granted. The number of RSUs granted are at maximum achievement.
2    The Fair Value of TSR RSUs is estimated on the date of grant using the binomial lattice model that incorporates a Monte Carlo simulation. The Fair Value for all other RSUs is the share price on the date of grant adjusted for the fair value of estimated dividends as the RSU holder is not entitled to dividends over the vesting period. The Fair Value of Stock Options is estimated on the date of grant using the Black-Scholes option pricing model.

James Hardie 2023 Annual Report on Form 20-F	58

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
7    Leadership Team Transition and Alignment grant of Relative TSR RSUs granted under the LTIP. These were awarded due to the termination of the CEO in January 2022 and These RSUs are subject to performance hurdles and service-based vesting criteria.
8    Leadership Team Transition and Alignment grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria as well as the potential application of negative discretion.
9    Time-based RSUs granted upon hire to make whole from prior employer. RSUs vest 50% 9 June 2023 and 9 June 9 2024.

James Hardie 2023 Annual Report on Form 20-F	59

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2022	Granted	Vested[1]	Lapsed	Holding at 30 April 2023[2]
A Erter	1-Sep-22	17-Aug-23	—	50,841	—	—	50,841
	1-Sep-22	17-Aug-24	—	50,841	—	—	50,841
	1-Sep-22	17-Aug-25	—	203,366	—	—	203,366
J Miele	17-Aug-19	17-Aug-22	26,980	26,980	(26,980)	—	—
	25-Feb-20[4]	17-Aug-22	14,301	14,301	(4,767)	—	9,534
	17-Aug-20	17-Aug-23	31,907	31,907	—	—	31,907
	17-Aug-21	17-Aug-24	25,782	25,782	—	—	25,782
	17-Aug-22[5]	17-Aug-25	—	50,150	—	—	50,150
	17-Aug-22	17-Aug-25	—	52,582	—	—	52,582
S Gadd	21-Aug-17[3]	21-Aug-20	27,288	81,865	(13,826)	(13,462)	—
	17-Aug-19	17-Aug-22	86,337	86,337	(71,948)	(14,389)	—
	17-Aug-20	17-Aug-23	56,724	56,724	—	—	56,724
	17-Aug-21	17-Aug-24	34,376	34,376	—	—	34,376
	17-Aug-22[5]	17-Aug-25	—	59,269	—	—	59,269
	17-Aug-22	17-Aug-25	—	60,788	—	—	60,788
R Kilcullen	17-Aug-19	17-Aug-22	43,169	43,169	(35,974)	(7,195)	—
	17-Aug-20	17-Aug-23	28,362	28,362	—	—	28,362
	17-Aug-21	17-Aug-24	17,188	17,188	—	—	17,188
	17-Aug-22[5]	17-Aug-25	—	39,664	—	—	39,664
	17-Aug-22	17-Aug-25	—	36,473	—	—	36,473
J Liu	17-Aug-22	17-Aug-25	—	21,276	—	—	21,276

____________
1    Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2018-2022. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2022 Remuneration Report.
2    Scorecard LTI awards in respect of fiscal years 2021-2023 will vest on 17 August 2023. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 44 to 46 of this Remuneration Report.
3    Special retention award grant of Scorecard LTI awards granted under the LTIP, which are also subject to service-based vesting criteria.
4    Granted upon promotion to SVP, CFO; performance period ends 17 August 2022 with vesting one-third on 17 August 2022, 2023 and 2024.
5    Leadership Team Transition and Alignment grant of Scorecard LTI units granted under the LTIP. The LTI Scorecard awards are subject to performance hurdles and service-based vesting criteria.

James Hardie 2023 Annual Report on Form 20-F	60

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

During fiscal year 2023, the Nominating and Governance Committee (previously the Remuneration Committee) together with the Company's external executive remuneration advisers, reviewed the Company's non-executive director compensation program ("Director Remuneration Program") to ensure it remained competitive with similarly sized companies. Based on the survey of the market, the Nominating and Governance Committee recommended updating the Program to achieve the primary objectives of ensuring that director compensation remains competitive to attract candidates necessary to support the Company's strategic objectives and including equity as a component of the Program to establish a cash/equity position that is consistent with best practice. The Nominating and Governance recommended (i) an increase in the non-executive base fee for calendar year 2023 (and the fee increase was effective from the start of the calendar year) with the goal over a three-year period of reaching, approximately, the median compensation level of the Company's peer group, and (ii) to include an annual equity grant as part of non-executive directors fees whereby a portion of their base Board member fee is applied to acquiring the Company's shares. Details of the Company's Non-Executive Director Equity Plan are provided below.

Position	Fiscal Year 2022 (US$)	Fiscal Year 2023 (US$)
Chairman	420,794	424,361
Board member	205,734	209,301
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000
____________
1    Fee is payable in respect of each ad-hoc Board sub-committee attended.

Since 2016, the Company has maintained a remuneration policy to ensure that the Company continues to attract highly qualified persons to serve on the Board irrespective of their tax residence. In accordance with the policy, the Company will ensure that each non-executive director does not have an increased income tax liability as a direct result of their appointment to the Board. Accordingly, non-executive directors who are resident outside of Ireland may receive supplemental compensation depending on their country of residence, if Irish income taxes levied on their director compensation exceed net income taxes owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence.

James Hardie 2023 Annual Report on Form 20-F	61

On occasion, the Nominating and Governance Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances. For example, (1) Mr Hammes received a temporary exertion fee of US$40,000 per month for the period he was in the Executive Chairman role (from January 2022 to September 2022); and (2) as compensation for his service as interim CEO, Mr Wiens received a temporary exertion fee of US$130,000 per month for the period he was in the interim CEO role (from January 2022 to September 2022). For both Messrs Hammes and Wiens, the exertion fees were in addition to their regular board fees as a director. Reasonable expenses associated with relocation and other costs incurred during this interim period for both Messrs Hammes and Wiens were also compensated. The focus of the Board is on maintaining the Company’s long-term direction and well-being, and there is no direct link between non-executive directors’ remuneration and the Company’s short-term results.

Board Accumulation Guidelines

Non-executive directors are required to accumulate a minimum of 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the "Ownership Target") in the Company's shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In fiscal year 2021, the Company introduced a Non-Executive Director Equity Plan whereby approved non-executive directors could elect to receive some or all of their base fee in the form of ADRs or CUFS, which was approved by shareholders at the 2020 Annual General Meeting. In addition to this, in November 2022, the Board adopted a new guideline requiring approved non-executive directors to apply a portion of their base Board member fee towards acquiring the Company's shares until such time as the application Ownership Target has been met. The applicable portion for the 2023 calendar year is US$75,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. During fiscal year 2023, a total of 7,897 ADRs and 496 CUFS were issued under the Non-Executive Director Equity Plan.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2023 Annual Report on Form 20-F	62

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2023 and 2022
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2023 and 2022:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2023	261,275	482,921	18,147	762,343
Fiscal Year 2022	429,794	254,566	5,729	690,089
D Harrison
Fiscal Year 2023	—	59,328	—	59,328
Fiscal Year 2022	132,395	110,208	724	243,327
A Gisle Joosen
Fiscal Year 2023	—	—	—	—
Fiscal Year 2022	89,300	—	—	89,300
P Lisboa
Fiscal Year 2023	238,301	192,780	—	431,081
Fiscal Year 2022	210,401	—	—	210,401
A Lloyd
Fiscal Year 2023	324,891	—	—	324,891
Fiscal Year 2022	228,734	—	—	228,734
R Rodriguez
Fiscal Year 2023	223,507	—	1,598	225,105
Fiscal Year 2022	217,734	—	—	217,734
M Nozari
Fiscal Year 2023	—	—	—	—
Fiscal Year 2022	158,301	—	—	158,301
N Stein
Fiscal Year 2023	232,301	—	—	232,301
Fiscal Year 2022	231,734	—	—	231,734
H Wiens
Fiscal Year 2023	209,301	650,000	—	859,301
Fiscal Year 2022	211,665	364,839	—	576,504
S Rowland
Fiscal Year 2023	221,301	—	—	221,301
Fiscal Year 2022	205,734	—	—	205,734
D Seavers
Fiscal Year 2023	—	—	—	—
Fiscal Year 2022	205,734	—	—	205,734
PJ Davis
Fiscal Year 2023	135,505	—	—	135,505
Fiscal Year 2022	—	—	—	—
R Peterson
Fiscal Year 2023	72,890	—	—	72,890
Fiscal Year 2022	—	—	—	—
Total Compensation for Non-Executive Directors
Fiscal Year 2023	1,919,272	1,385,029	19,745	3,324,046
Fiscal Year 2022	2,321,526	729,613	6,453	3,057,592

James Hardie 2023 Annual Report on Form 20-F	63

____________
1Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for M Hammes for fiscal year 2023 relates to: (i) a supplemental compensation payment of US$202,921 in relation to income for the calendar year ended 31 December 2022 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors; and (ii) an exertion fee of US$280,000 for his Executive Chairman role. Mr Hammes received a temporary exertion fee of US$40,000 per month for the period he was in the Executive Chair role.
Amount for D Harrison for fiscal year 2023 relates to a supplemental compensation payment of US$59,328 in relation to income for the calendar year ending 31 December 2021 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for P Lisboa for fiscal year 2023 relates to a supplemental compensation payment of US$192,780 in relation to income for the calendar years ended 31 December 2018 to 31 December 2021 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for H Wiens for fiscal year 2023 relates to a supplemental compensation payment of US$650,000 in relation to his service as interim CEO. Mr Wiens received a temporary exertion fee of US$130,000 per month for the period he was in the interim CEO role.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company.
Director Remuneration for the years ended 31 March 2023 and 2022

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Erter) and director services is:

	Years Ended 31 March
(In US dollars)	2023	2022
Managerial Services[1]	$5,020,000	$722,721
Director Services[2]	3,447,252	423,151
	$8,467,252	$1,145,872
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for the CEO .
2Includes compensation for all non-executive directors, which includes base, Chairman, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the CEO's remuneration paid as fees for his service on the JHI plc Board in fiscal years 2023 and 2022.

James Hardie 2023 Annual Report on Form 20-F	64

SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 31 March 2023 and 31 March 2022, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 31 March 2023	CUFS at 31 March 2022	RSUs at 31 March 2023	RSUs at 31 March 2022	Stock Options at 31 March 2023	Stock Options at 31 March 2022
A Erter	—	—	312,699	—	269,221	—
J Miele	55,189	41,022	152,805	64,128	—	—
S Gadd	195,679	140,419	191,310	155,616	—	—
R Kilcullen	67,466	42,331	111,188	65,031	—	—
J Liu	—	—	22,377	3,784	—	—

As of 31 March 2023 and 31 March 2022, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 31 March 2023	CUFS at 31 March 2022
PJ Davis [1]	496	—
P Lisboa [2]	17,802	5,412
A Lloyd [3]	19,374	18,167
R Peterson	—	—
R Rodriguez [4]	2,821	1,230
S Rowland [5]	5,486	2,000
N Stein [6]	6,093	4,573
H Wiens [7]	11,329	10,841
____________
1496 CUFS held in the name of Mr Davis.
217,802 CUFS held as ADSs in the name of Mr Lisboa.
318,000 CUFS held as ADSs in the name of Ms and Mr Lloyd and 1,374 CUFS held as ADSs in the name of Ms Lloyd.
42,821 CUFS held as ADSs in the name of Ms Rodriguez.
55,486 CUFS held as ADSs in the name of Ms Rowland.
63,400 CUFS held in the name of Mr Stein and 2,693 CUFS held as ADSs in the name of Mr Stein.
77,370 CUFS held as ADSs in the name of Mr and Mrs Wiens and 3,959 CUFS held as ADSs in the name of Mr Wiens.
Based on 442,056,296 shares of common stock outstanding at 30 April 2023 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2023 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2023, there are 269,221 stock options outstanding under the Company’s stock-based compensation arrangements. Individual’s holding stock options and RSUs have no voting or investment power over these units.

James Hardie 2023 Annual Report on Form 20-F	65

Stock-Based Compensation Arrangements
At 31 March 2023, we had the following equity award plans:
•the LTIP; and
•the 2001 Equity Incentive Plan ("2001 Plan").

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
As of 31 March 2023, there were 1,242,073 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2023	Outstanding as of 31 March 2023
TSR	February 2020	6,676	2,226	4,450
ROCE	February 2020	4,767	993	3,178
TSR	August 2020	294,574	—	107,691
ROCE	August 2020	190,376	—	69,597
TSR	August 2021	223,469	—	65,570
ROCE	August 2021	141,015	—	41,376
TSR	August 2022	489,610	—	457,407
ROCE	August 2022	125,767	—	115,636
TSR	November 2022	193,525	—	193,525
ROCE	November 2022	119,174	—	119,174
TSR	March 2023	41,401	—	41,401
ROCE	March 2023	23,068	—	23,068
		Total Outstanding		1,242,073

James Hardie 2023 Annual Report on Form 20-F	66

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

As of 31 March 2023, there were 1,063,634 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2023
Scorecard	February 2020	9,534
Scorecard	August 2020	208,794
Scorecard	August 2021	124,131
Scorecard	August 2022	346,919
Scorecard	September 2022	305,048
Scorecard	March 2023	69,208
		1,063,634
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

James Hardie 2023 Annual Report on Form 20-F	67

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

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. The first grant since 2008 has been awarded to Aaron Erter due to his hire in September 2022. The grants were awarded in November 2022. As of 31 March 2023, there were 269,221 options outstanding under the 2001 Plan.

Stock Options
Grant Date	Granted	Vested as of 31 March 2023	Outstanding as of 31 March 2023
November 2022	269,221	—	269,221
	Total Outstanding		269,221

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 1,249,526 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2023. As of 31 March 2023, there were 1,136,526 restricted stock units outstanding under this plan, divided as follows:

James Hardie 2023 Annual Report on Form 20-F	68

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2023	Outstanding as of 31 March 2023
June 2020	330,961	270,009	—
August 2020	32,628	15,310	660
December 2020	7,792	3,900	2,635
February 2021	425	213	85
June 2021	216,220	93,332	80,807
August 2021	7,122	1,580	926
December 2021	10,101	2,719	5,807
June 2022	505,465	125,398	330,813
August 2022	24,233	152	24,081
December 2022	668,457	5,586	639,341
March 2023	80,972	29,601	51,371
	Total Outstanding		1,136,526

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2023 Annual Report on Form 20-F	69

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
During fiscal year 2023, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2023.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2023 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2023, except as otherwise noted below:
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

James Hardie 2023 Annual Report on Form 20-F	70

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
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2023.
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
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;
1     References to CEO in this Corporate Governance Report include any person acting as the CEO in an interim capacity or otherwise.

James Hardie 2023 Annual Report on Form 20-F	71

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
Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. The majority of

James Hardie 2023 Annual Report on Form 20-F	72

Board and Board committee meetings are held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board holds executive session without management present.
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
The following table provides the composition of each standing Board committee during fiscal year 2023, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes[1]	3	3				•	3	3	•	3	3
A Lloyd[2]	4	4	C*	3	3	•	3	3
PJ Davis[3]	3	3				•	2	2
P Lisboa	4	4				C*	4	4	•	4	4
R Peterson[4]	1	1	•	1	1
R Rodriguez	4	4				•	4	4	C*	4	4
S Rowland	4	4	•	4	4	•	4	4
N Stein	4	3	C*	3	3				•*	3	3
H Wiens	4	4

____________
 ●    Board Committee member
 C    Board Committee chair
*    A Lloyd and N Stein held the Audit Committee chair position during the fiscal year. R Rodriguez and N Stein held the Nominating & Governance Committee chair position during the fiscal year.
H    Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A    Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.
1    M Hammes retired as director and Chairman at our 2022 Annual General Meeting.
2    In November 2022, A Lloyd was appointed to the role of Board Chair and is no longer a member of the Audit Committee or Remuneration Committee, effective February 2023.
3    PJ Davis appointed as director in August 2022.
4    R Peterson appointed as director in November 2022.

James Hardie 2023 Annual Report on Form 20-F	73

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
•indemnity and insurance arrangements;
•ongoing rights of access to corporate information; and
•ongoing confidentiality obligations.

James Hardie 2023 Annual Report on Form 20-F	74

Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2023 were conducted in accordance with the process outlined above in April and May 2023. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.
Board & Board Committee's Performance Evaluation
The Nominating and Governance Committee oversees the Board and Board committee's evaluation process and makes recommendations to the Board. During fiscal year 2023, the process, which was undertaken in March 2023, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2023, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board as well as the performance of each of the Board committees. The Board also has responsibility for overseeing and evaluating the Nominating and Governance Committee.
Winning Culture: Inclusion and Diversity

James Hardie is fully committed to building and sustaining an inclusive culture which naturally drives the attraction, retention, and engagement of highly skilled, innovative, diverse talent; inspired to build a better future for all. Guided by our core values and rooted in our efforts to sustain a “winning culture” where all employees have a sense of belonging. James Hardie continues to recognize the value of the diverse perspectives, experiences, skills, and capabilities. We unequivocally reject any form of intolerance and advocate for respect in all environments including the plant, office or at a customer / vendor site. We believe fostering this type of environment is part of our overall commitment to employee wellbeing.

The Workplace Diversity Policy, which is located on the Company’s investor relations website (ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, and guidance from Executive Leadership and newly appointed Global Director of Diversity and Inclusion, is responsible for approving and monitoring the Company’s diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

James Hardie 2023 Annual Report on Form 20-F	75

Details of diversity composition across various levels of the organization at the end of fiscal year 2023 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	50%	63%
US BUSINESS [2]
Senior leadership positions[3]	22%	36%
All management positions	21%	34%
Total workforce	14%	43%
NON-US BUSINESSES [4]
Senior leadership positions[3]	16%
All management positions	16%
Total workforce	17%
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
4Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.

James Hardie 2023 Annual Report on Form 20-F	76

James Hardie plans to introduce new diversity goals in their upcoming Sustainability Report to be issued in July and have identified the priorities in the table below to assess progress and guide efforts to drive their inclusion and diversity goals year over year.

Objectives	FY23 Actions and Outcomes	FY24 Plans
Culture of Inclusion
• Continued to develop and expand our global inclusion and diversity programs. Objectives are to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
• Maintained 5 Employee Resource Groups ("ERG") (2 with global reach via chapters in APAC and EU).
• Global Celebrations of International Women’s Day and other diversity recognition days led by ERGs.

•Continue to develop and expand our global inclusion and diversity programs. In alignment with our newly launched Purpose, Mission, Vison, and Values.
• Launch Global Engagement Survey (FY24) with pulse capabilities throughout the year
• Explore launch of additional ERGs.
• Launch of Giving Playbook to support causes important to employees and provide more impact within our communities.

Talent Acquisition ("TA")	• Implemented candidate surveys, for feedback on their experience with the TA team member and process.
• Achieved notable success in increasing completed requisitions with diverse &/or female applicants.
• The North America’s Engineering Development Program ("EDP") continues to be a great source of diverse talent, this year’s full time starts are 50% female and 40% ethnically diverse.
• Launched updated career site which included mobile apply.
• Continued scholarship program for high school students local to our operations in North America with diversity characteristics as one of the selection criteria to create a pipeline of local talent for our organization.

•Recruitment of diverse candidates for senior leadership and management roles will continue to be a focus across all global locations including requirements to have diverse candidates interview as part of each leadership opening globally.
•Global, Regional and Functional action plans for diverse slates, inclusion efforts and training opportunities.
•Revamp scholarship program to better fit needs of our local communities where we live and operate.

Talent Management and Organization Development
•Continued success in early careers Engineering Development Program.
• Introduced and piloted R&D mentorship program and will look to replicate it following best practice learnings.
• Refreshed Onboarding (global).
• Hardie Heroes recognition program (APAC).
• Continued Executive Assessments/ role fit initiatives.
• Caliper.
• Sarah Bridges Executive Coaching (NA).
• LSI Assessment (APAC).

•Build a Robust and Sustainable Talent Pool via refreshed talent assessment and succession planning tools.
• Increased focus on Leadership Development & Capability.
• Development Plans for high-potential and critical role successors.
• Focus on retention and voluntary turnover global, regionally, and functionally.

Strategy, Governance & Accountability
•Hired Global Director of Inclusion and Diversity
•Introduction and implementation of new and updated paid time off, family, and parental leave programs in North America.
•Flexible working arrangements continued to be offered across all global locations post-COVID as job requirements allow and continue to be discussed with employees throughout the organization.

•Establish and operate a true global Inclusion and Diversity Ecosystem: Council, ERGs, External Partners, Human Resources Business Partners with clear responsibilities and KPIs to execute on our goals.
•Drive accountability through goal setting and data driven insights.
•Global focus on employee well-being (physical, financial, emotional, and social). Continue to promote & expand local programs as needed. Review regional best practice & programs that could be expanded globally.
•Begin audit of select policy and procedures to ensure inclusivity throughout the employee lifecycle.

James Hardie 2023 Annual Report on Form 20-F	77

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this Annual Report, the Board comprises eight non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board having regard to the requirements of the business and the need to manage changes to board composition and board committees without undue disruption.

Director	Board tenure	Independence
Anne Lloyd	4 November 2018	Chair
Aaron Erter	1 September 2022	Chief Executive Officer and executive director
Peter-John Davis	10 August 2022	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Renee Peterson	30 November 2022	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Suzanne B Rowland	4 February 2021	Independent non-executive director
Harold Wiens	14 May 2020	Independent non-executive director

For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.
Mr Michael Hammes retired as Chairman of the Board on 3 November 2022 and was replaced by Ms Anne Lloyd on that date. This change was in line with the Board's ongoing succession plan. As anticipated, the Board was renewed with two new non-executive directors in fiscal year 2023, Peter-John Davis on 10 August 2022 and Renee Peterson on 30 November 2022. In addition, Mr Aaron Erter was appointed as Chief Executive Officer and Executive Director on 1 September 2022.
Directors may be elected by the Company's shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit his or herself for election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by the Company's shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides for a classified Board structure and the Board is divided into three classes (excluding the CEO). Upon the expiration of the term of a class of directors at an AGM, each director in that class may, if willing to act and if the Board so recommends, put themselves forward for re-election at that same AGM to serve from the time of re-election until the third AGM following his or her re-election.
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

James Hardie 2023 Annual Report on Form 20-F	78

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

During fiscal year 2023, the Nominating and Governance Committee executed its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts (including for the Chair of the Board and the CEO), effective recruitment and smooth onboarding of new members (including any required transition). The plan is regularly reviewed by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.
Director Independence
In accordance with applicable listing standards and its Board and committee charters, the Company requires that a majority of directors on the Board and the Board committees be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body. Additionally, the Company's board and committee charters provide that the Chair of the Board and each committee must also be independent, non-executive directors, except in unusual circumstances. During the CEO succession process, Mr Wiens was appointed as interim CEO which ended on 1 September 2022 with the appointment of Mr Erter as the new CEO. Mr Wiens no longer performs executive, non-independent responsibilities. In addition, in November 2022, Ms Lloyd was appointed as Non-Executive Chairperson of the Board. Previously Ms Lloyd served as Lead Independent Director, a position she held since January 2022, whereby she had the responsibility of ensuring proper governance of the Board and the independence and objectivity of the Board in its stewardship of the Company.
All directors are expected to bring their independent views and judgment to the Board and Board committees and must declare any potential or actual conflicts of interest. For a director to be considered independent, the Board must determine the director does not have any direct or indirect business or other relationship that could materially interfere with such director’s exercise of independent judgment and to act in the best interests of the entity as a whole rather than in the interests of an individual shareholder or other party. In assessing the independence of each director, the Board considers the standards for determining director independence set forth in the ASX Principles and the NYSE Standards and evaluates all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.
During fiscal year 2023, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Aaron Erter, the current CEO of the Company, all other members of the Board of Directors are independent.

James Hardie 2023 Annual Report on Form 20-F	79

In assessing Mr Wiens' independence, the Board considered his role as interim Chief Executive Officer of the Company from 6 January 2022 to 1 September 2022 and determined that notwithstanding his performing this role, Mr Wiens is independent. The Board considered that, given its short term nature, the position held did not influence or reasonably be perceived to influence, in a material respect, Mr Wiens' capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual shareholder or other party.
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

James Hardie 2023 Annual Report on Form 20-F	80

Key Board Skills and Experience

Skill and Experience	Definition
Executive leadership	•Successful business history at a senior executive level, including international business management.
Board experience	•Experience as a non-executive director of a listed company.
Succession planning	•Experience in identifying and growing talent to fill leadership and business-critical positions.
Strategy	•Demonstrable ability to develop and implement successful business strategy. •Experience in overseeing management for the delivery of strategic objectives.
Governance	•Awareness of global governance practices and trends. •Experience in the identification and resolution of regulatory issues across a wide range of jurisdictions.
Financial acumen/ Corporate finance
•Experience in financial accounting and reporting and evaluating financial risks and the adequacy of financial controls.
•Understanding of key financial drivers of business and corporate finance.
•Understanding of capital markets.

Information Technology/Data Analytics/Cybersecurity	•Understanding of information technology systems and data analytics. •Cybersecurity experience.
Risk management	•Experience in anticipating, evaluating and managing risks across various countries, regulatory systems or business environments.
Global experience
•Experience in developing and implementing successful and sustainable operational/ governance structures in new geographies and jurisdictions.
•Exposure to different political, cultural and regulatory business environments.

Environmental, Health and Safety
•Experience in a role with responsibility for the health and safety of employees.
•Experience implementing and improving health and safety processes/ management systems.
•Experience with environmental, social responsibility and governance issues.

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
•Experience in retail industry and merchandise expertise.
•Industry knowledge.
•Australian market and investor base experience.

Sales/Marketing	•Experience in brand and product marketing. •Experience in sales leadership. •Building material and/or adjacent knowledge.

The Board regularly reviews its skills matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company. During the year, we identified a number of areas that could be strengthened on the Board, including (i) executive leadership, (ii) financial acumen/corporate finance, (iii) sales and marketing experience, and (iv) operational experience, particularly in end-to-end supply chain. Additionally, IT/cybersecurity and ESG remain focus areas. Each of these areas are key considerations as part of the Board renewal process and are aligned with the Company's strategic plan.

James Hardie 2023 Annual Report on Form 20-F	81

Information regarding Board diversity can be found in the “Workplace Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2023, as part of the review, the Nominating and Governance Committee and Board noted that no audit committee member simultaneously serves on the audit committee of more than three public companies.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear on the Company’s investor relations website (ir.jameshardie.com.au).
Nominating and Governance Committee

Director	Committee tenure	Independence
Rada Rodriguez – Committee Chair	13 November 2018 Chair since 3 November 2022	Independent non-executive director
Persio Lisboa	26 October 2020	Independent non-executive director
Nigel Stein	26 October 2020	Independent non-executive director
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

James Hardie 2023 Annual Report on Form 20-F	82

Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2023.
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
Board Leadership Structure
In an effort to promote efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Anne Lloyd as Chair of the Board. In her role as Chair of the Board, Ms Lloyd co-ordinates the Board's duties and responsibilities and acts as an active liaison between management and the Company's non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In her role as Chair of the Board, Ms Lloyd also:
•provides leadership to the Board and helps set the annual board calendar and quarterly meeting agendas;
•chairs Board and shareholder meetings;
•facilitates Board discussions; and
•monitors, evaluates and assesses the performance of the Board and Board committees, and is a member of and attends meetings of the Remuneration and Nominating and Governance committees.
Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are required to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the "Ownership Target") in the Company’s shares (either personally,

James Hardie 2023 Annual Report on Form 20-F	83

in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In addition to this, in November 2022, the Board adopted a new guideline requiring non-executive directors to apply a portion of their base Board member fee towards acquiring the Company's shares until such time as the application Ownership Target has been met. The applicable portion for the 2023 calendar year is US$75,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. Details of the Company's Non-Executive Director Equity Plan are set out in “Section 1 –Remuneration Report” of this Annual Report.
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
Principle 3: Instill a culture of acting lawfully, ethically and responsibly
The Company’s newly updated purpose, vision, mission and values are integral to our business and express the standards and behaviors expected of all employees.
Purpose – Building a better future for all.

Vision – To inspire how communities design, build, and grow today and tomorrow.

Mission – Be the most respected and desired building materials brand in the world today.

Values – Do the right thing, Embrace our diversity, Be bold and progressive, Collaborate for greatness, Honor our commitments.

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

James Hardie 2023 Annual Report on Form 20-F	84

The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2023.
Complaints/Ethics Hotline
The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.
All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the Chief Legal Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
Interested parties who have a concern about the Company’s conduct, including accounting, internal controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 1 4119929. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company's Chief Legal Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
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
All complaints are initially reported directly to the Chief Legal Counsel and Chief Compliance Officer, Employment Counsel, Chief Human Resources Officer and the Director of Internal Audit (except in cases

James Hardie 2023 Annual Report on Form 20-F	85

where the complaint refers to one of them). The material complaints are referred immediately to the Chair of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.
A copy of the Anti-Bribery and Corruption Policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Nigel Stein – Committee Chair	1 June 2020 Chair since 3 November 2022	Independent non-executive director
Suzanne B Rowland	6 February 2021	Independent non-executive director
Renee Peterson	30 November 2022	Independent non-executive director
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

James Hardie 2023 Annual Report on Form 20-F	86

statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.
All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Stein and Ms Peterson qualify as “audit committee financial experts". The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
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

James Hardie 2023 Annual Report on Form 20-F	87

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
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, Chief Legal Counsel and Chief Compliance Officer and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2023. A copy of the Continuous Disclosure and Market Communication policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
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
Shareholders can also elect to receive communications from the Company and its Share Registry, Computershare Investor Services Pty Ltd, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (ir.jameshardie.com.au).

James Hardie 2023 Annual Report on Form 20-F	88

Annual General Meeting
The 2022 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The Company currently anticipates that the 2023 AGM will be held in Ireland, and shareholders who wish to participate in the meeting, including asking questions about the management of the Company, can do so in person or via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2023 AGM will be set out in the 2023 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
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

James Hardie 2023 Annual Report on Form 20-F	89

affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages a number of these risks.
Risk Management Framework
The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. As there is currently no separate Risk Committee at Board level, the Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, Chief Legal Counsel and Chief Compliance Officer, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and Chief Legal Counsel and Chief Compliance Officer report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.
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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2023. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2023, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2023. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee
The Company maintains management level risk committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular business region and area of responsibility. The Risk Management Committee is coordinated by the Chief Legal Counsel and Chief Compliance Officer. The Vice President of Internal Audit and the Chief Legal Counsel and Chief Compliance Officer also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and Chief Legal Counsel and Chief Compliance Officer prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and Chief Legal Counsel and Chief Compliance Officer to discuss, and, on

James Hardie 2023 Annual Report on Form 20-F	90

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
Building its commitment to address matters relating to Environmental, Social and Governance ("ESG"), the Company appointed its first Chief Sustainability Officer ("CSO") in March 2022. In October 2022, to drive accountability across global operations, the CSO role was added to the Executive Leadership team, reporting directly to the CEO.
The Company's sustainability strategy integrates its global strategy for value creation and operational performance, and focuses on four key pillars of Communities, Environment, Innovation and Zero Harm. Progress against the Company's commitments was reported in its FY22 sustainability report, which was published in July 2022 and prepared in accordance with Global Reporting Initiative Standards. In FY22, the Company began the initial stage of its roadmap for implementing the recommendations of the Taskforce on Climate-related Financial Disclosures ("TCFD"). Through engagement with external and internal stakeholders, the Company identified initial key climate-related risks and opportunities which were shared in its FY22 sustainability report.
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

James Hardie 2023 Annual Report on Form 20-F	91

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
Principle 8: Remunerate Fairly and Responsibly
Remuneration Committee

Director	Committee tenure	Independence
Persio Lisboa – Committee Chair	9 August 2018 Chair since 6 January 2022	Independent non-executive director
Rada Rodriguez	21 April 2022	Independent non-executive director
Suzanne B Rowland	21 April 2022	Independent non-executive director
Peter-John Davis	10 August 2022	Independent non-executive director

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
No individual director or senior executive is involved in deciding his or her own remuneration.
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2023 are disclosed in "Section 1 – Remuneration Report" of this Annual Report.

James Hardie 2023 Annual Report on Form 20-F	92

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

James Hardie 2023 Annual Report on Form 20-F	93

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

James Hardie 2023 Annual Report on Form 20-F	94

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
Accounting for the AFFA
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2071.
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

James Hardie 2023 Annual Report on Form 20-F	95

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
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
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

James Hardie 2023 Annual Report on Form 20-F	96

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

James Hardie 2023 Annual Report on Form 20-F	97

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
Year ended 31 March 2023 compared to year ended 31 March 2022
Financial Highlights

US$ Millions (except per share data)	FY23	FY22	Change
Net sales	$3,777.1	$3,614.7	4%
Gross margin (%)	34.7	36.3	(1.6)	pts
Operating income	741.4	682.6	9%
Operating income margin (%)	19.6	18.9	0.7	pts
Net income	512.0	459.1	12%

Earnings per share - basic	$1.15	$1.03
Earnings per share - diluted	$1.15	$1.03
Net sales increased 4% to US$3,777.1 million, driven by Price/Mix growth of 9% as all three regions delivered value added solutions to our customers. This growth was partially offset by a volume decrease of 5% resulting from weaker global housing markets.

James Hardie 2023 Annual Report on Form 20-F	98

Operating income increased 9% due to the change in asbestos adjustments and higher North America operating income, partially offset by lower earnings in Europe and Asia Pacific. Operating income margin increased 0.7 percentage points. The challenging global macro environment conditions and high input costs that included significant inflationary pressures, impacted all of our segment results for the year.
Overall, the Company finished fiscal year 2023 strong by delivering record net sales globally and for all three regions in local currency for the full year. In the fourth quarter of fiscal year 2023, all three regions achieved sequential EBIT margin improvement by continuing to execute our strategy to drive profitable share gain. While the outlook for the housing markets we participate in is still uncertain, management is remaining thoughtful and focused on where we can accelerate our competitive advantages moving into fiscal year 2024.
We have a superior value proposition with the right products and solutions that our customers are seeking, which allows us to continue to deliver differentiated results. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.
North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY23	FY22	Change
Volume (mmsf)	3,038.5	3,112.2	(2%)

Fiber cement net sales	2,787.6	2,551.3	9%
Gross profit			5%
Gross margin (%)			(1.5 pts)
Operating income	767.5	741.2	4%
Operating income margin (%)	27.5	29.1	(1.6 pts)

FY23 vs FY22
Net sales increased 9% on the strength of Price/Mix growth of 11%. Price/Mix growth resulted from the execution of our strategy to drive profitable share gain by providing the right solutions our customers are seeking, combined with our strategic price increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	6.6	pts
Higher production and distribution costs	(8.1	pts)
Total percentage point change in gross margin	(1.5	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of pulp, labor, cement and energy.
SG&A expenses increased 10% primarily driven by a higher investment in marketing, with the first half up 27% and the second half down 6% versus the prior corresponding periods. The first half was reflective of our strategy to increase our investment in marketing, talent and other SG&A initiatives which began in fiscal year 2022, and then later in the year we reallocated and prioritized our SG&A expenditures to adapt to the market conditions. As a percentage of sales, SG&A expenses were flat.
Operating income margin decreased 1.6 percentage points to 27.5%, driven by lower gross margin.

James Hardie 2023 Annual Report on Form 20-F	99

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY23	FY22	Change
Volume (mmsf)	577.2	633.3	(9%)

Fiber cement net sales	539.2	574.9	(6%)
Gross profit			(8%)
Gross margin (%)			(0.6 pts)
Operating income	142.8	160.8	(11%)
Operating income margin (%)	26.5	28.0	(1.5 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY23	FY22	Change
Volume (mmsf)	577.2	633.3	(9%)

Fiber cement net sales	787.0	777.7	1%
Gross profit			(1%)
Gross margin (%)			(0.6	pts)
Operating income	208.8	217.4	(4%)
Operating income margin (%)	26.5	28.0	(1.5	pts)
FY23 vs FY22 (A$)
Net sales increased 1%, driven by Price/Mix growth of 10% offset by lower volumes of 9%. The growth in Price/Mix resulted from the execution of our strategy to drive profitable share gain by providing the right solutions our customers are seeking combined with our strategic price increases. The decline in volumes is primarily attributable to softening of housing market activity in Australia and New Zealand.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	5.5	pts
Higher production and distribution costs	(6.1	pts)
Total percentage point change in gross margin	(0.6	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of energy, pulp and freight.
SG&A expenses increased 10%, primarily driven by higher employee costs, with the first half up 21% and the second half down 1% versus the prior corresponding periods. The first half was reflective of our strategy to increase our investment in talent, and then later in the year we reallocated and prioritized our SG&A expenditures to adapt to the market conditions. As a percentage of sales, SG&A expenses increased 0.8 percentage points.

James Hardie 2023 Annual Report on Form 20-F	100

Operating income margin of 26.5% decreased 1.5 percentage points, driven by lower gross margin and higher SG&A expenses.
Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY23	FY22	Change
Volume (mmsf)	849.0	952.6	(11%)

Fiber cement net sales	68.6	76.3	(10%)
Fiber gypsum net sales[1]	381.7	412.2	(7%)
Net sales	450.3	488.5	(8%)
Gross profit			(23%)
Gross margin (%)			(4.5	pts)
Operating income	26.5	62.9	(58%)
Operating income margin (%)	5.8	12.9	(7.1	pts)
____________
1Also includes cement bonded board net sales.
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY23	FY22	Change
Volume (mmsf)	849.0	952.6	(11%)

Fiber cement net sales	65.8	65.6	—%
Fiber gypsum net sales[1]	366.0	354.9	3%
Net sales	431.8	420.5	3%
Gross profit			(14%)
Gross margin (%)			(4.5	pts)
Operating income	25.2	54.2	(54%)
Operating income margin (%)	5.8	12.9	(7.1	pts)
____________
1Also includes cement bonded board net sales.
FY23 vs FY22 (€)
Net sales increased 3%, due to a 14% growth in Price/Mix driven by our strategic price increases, partially offset by a 11% decrease in volumes. The volume decrease resulted from both lower fiber gypsum and fiber cement volumes as housing market activity decreased.

James Hardie 2023 Annual Report on Form 20-F	101

The decrease in gross margin is attributed to the following components:

Higher average net sales price	8.4	pts
Higher production and distribution costs	(12.9	pts)
Total percentage point change in gross margin	(4.5	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of energy, gypsum and freight.
SG&A expenses increased 18% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.2 percentage points.
Operating income margin of 5.8% decreased 7.1 percentage points primarily driven by lower gross margin and higher SG&A expenses.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY23	FY22	Change %
General Corporate SG&A expenses	$123.7	$114.9	8
Asbestos:
Asbestos adjustments loss	37.0	131.7	(72)
AICF SG&A expenses	1.4	1.3	8
General Corporate costs	$162.1	$247.9	(35)
General Corporate SG&A expenses increased US$8.8 million primarily due to higher employee costs, stock compensation expenses and New Zealand Weathertightness expenses, partially offset by lower other legal costs.
Asbestos adjustments primarily reflect the annual actuarial adjustment recorded in line with KPMG's actuarial report, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
The AUD/USD spot exchange rates are shown in the table below:

FY23		FY22
31 March 2022	0.7482	31 March 2021	0.7601
31 March 2023	0.6711	31 March 2022	0.7482
Change	(10)%	Change	(2)%

James Hardie 2023 Annual Report on Form 20-F	102

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY23	FY22
Change in estimates	$57.1	$140.9
Effect of foreign exchange on Asbestos net liabilities	(45.9)	(13.2)
Loss on foreign currency forward contracts	24.5	5.3
Other	1.3	(1.3)
Asbestos adjustments loss	$37.0	$131.7

The change in estimate for the actuarial adjustment for fiscal year 2023 is due to the annual inflation adjustment, higher expected claim numbers, partially offset by a reduction in the assumed average claims settlement costs.
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
Readers are referred to Note 12 to our consolidated financial statements for further information on asbestos.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY23	FY22	Change %
Claims received	555	555	—
Direct claims	403	411	(2)
Cross claims	152	144	6
Actuarial estimate for the period	543	573	(5)
Difference in claims received to actuarial estimate	12	(18)

Average claim settlement (A$)	303,000	314,000	(4)
Actuarial estimate for the period (A$)	331,000	312,000	6
Difference in claims paid to actuarial estimate	(28,000)	2,000

For the fiscal year ended 31 March 2023, we noted the following related to asbestos-related claims:

•Total claims received were 2% above actuarial expectations and flat compared to prior year;
•Mesothelioma claims reported were 1% above actuarial expectations and 2% lower than prior year;
•Number of claims settled were 4% above actuarial expectations and 2% above prior year;
•Average claim settlement was 8% below actuarial expectations and 4% below prior year; and
•Direct mesothelioma average claim settlement sizes were higher than expected for the younger two age cohorts and lower than expected for the older two age cohorts.

James Hardie 2023 Annual Report on Form 20-F	103

Interest, net

US$ Millions	FY23	FY22	Change %
Gross interest expense	$45.5	$42.2	8
Capitalized interest	(8.5)	(1.9)	347
Interest income	(2.1)	(0.1)	NM
AICF interest income, net	(4.2)	(0.9)	367
Interest, net	$30.7	$39.3	(22)
NM = not meaningful
Interest, net decreased primarily due to higher capitalized interest related to our capital expansion projects, and higher net AICF interest income driven by higher interest rates and AICF investments.
Income Tax Expense

	FY23	FY22
Income tax expense (US$ Millions)	211.5	184.0
Effective tax rate (%)	29.2	28.6
The effective tax rate increased 0.6 percentage points primarily due to asbestos and other tax adjustments.
Year ended 31 March 2022 compared to year ended 31 March 2021
Readers are referred to the "Management's Discussion and Analysis" in Section 2 our fiscal year 2022 Form 20-F filed with the SEC on 17 May 2022 for comparative analysis relating to fiscal years 2022 and 2021.
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
Our cash position decreased by US$12.0 million, from US$125.0 million at 31 March 2022 to US$113.0 million at 31 March 2023.
Our gross debt balance increased from US$886.4 million at 31 March 2022 to US$1,066.1 million at 31 March 2023. At 31 March 2023, we had outstanding borrowings of US$230.0 million, and US$7.2 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees

James Hardie 2023 Annual Report on Form 20-F	104

relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$362.8 million of available borrowing capacity under the revolving credit facility.
Readers are referred to Note 10 of our 31 March 2023 consolidated financial statements for further information on our borrowings.
Sources of Liquidity
During fiscal year 2023, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used to fund:
•expansion, renovation and maintenance of production capacity;
•our annual contribution to AICF in accordance with the terms of the AFFA;
•the payment of an ordinary dividend declared in the prior year;
•our new share buyback program implemented in the third quarter of fiscal year 2023; and
•our working capital requirements.
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

Cash Flow

US$ Millions	FY23	FY22	Change	Change %
Net cash provided by operating activities	$607.6	$757.2	$(149.6)	(20)
Net cash used in investing activities	660.1	348.2	311.9	90
Net cash used in financing activities	25.4	449.6	(424.2)	(94)
Significant sources and uses of cash during fiscal year 2023 included:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$818.9 million;
◦Working capital increased by US$101.9 million, primarily due to higher inventory and lower accounts payable, partially offset by lower accounts receivable; and
◦Asbestos claims paid of US$107.9 million.
•Cash used in investing activities:
◦Capital expenditures of US$591.3 million, including global capacity expansion project spend of US$378.4 million; and
◦AICF net investments of US$74.4 million.
•Cash used in financing activities:
◦Dividend payment of US$129.6 million;
◦Repurchase of shares under the share buyback program of US$78.4 million; and
◦US$190.0 million net proceeds on our revolving credit facility.

James Hardie 2023 Annual Report on Form 20-F	105

Capital Expenditures and Lease Obligations
Our total capital expenditures for fiscal years 2023 and 2022 were US$591.3 million and US$257.8 million, respectively. Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy:
During fiscal year 2023, we:
•Completed construction of Trim finishing capacity in Prattville, Alabama and commissioned in Q1 FY23
•Completed construction of Brownfield expansion in Carole Park, Queensland and commissioned in Q4 FY23
•Decided to cancel plans for Pilot Plants, saving approximately US$130 million in capital
In fiscal year 2024, we estimate total Capital Expenditures will be approximately US$550 million and plan to:
•Complete construction of ColorPlus® finishing capacity in Westfield, Massachusetts in Q1 FY24
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, with Sheet Machine #3 expected to be completed in Q4 FY24
•Continue construction of ColorPlus® finishing capacity in Prattville, Alabama
•Continue construction of our Greenfield site in Truganina, Victoria
•Continue Brownfield expansion of the fiber gypsum facility in Orejo, Spain
•Purchase land in Q1 FY24 for our future USA Greenfield site in Crystal City, Missouri. We do not intend to begin construction of this site in FY24
•Purchase land for our future Fiber Cement Greenfield site in Europe in the first half of FY24. We do not intend to begin construction of this site in FY24
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2023 and 2022.
Refer to Note 8 of our 31 March 2023 consolidated financial statements for our future lease payments for non-cancellable leases at 31 March 2023.
Capital Management
Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth;
•Maintain a flexible balance sheet; and
•Deploy excess capital to shareholders via a share buyback program.

For the fiscal year ended 31 March 2023, we repurchased a total of 3.8 million shares for a total of US$78.4 million. Refer to "Section 3 - Purchases of Equity Securities by the Issuer and Affiliated Purchasers " for further discussion of our share repurchase program.
AICF Funding
We funded US$109.6 million (A$158.8 million) to AICF during fiscal year 2023, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed approximately A$2,057.8 million to the fund.

James Hardie 2023 Annual Report on Form 20-F	106

In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$128 million (US$86 million based on the exchange rate at 31 March 2023) to AICF during the fiscal year ending 31 March 2024.

Readers are referred to Notes 1 and 12 to our consolidated financial statements for further information on asbestos.
Outlook and Trend Information
We expect US residential end markets to contract significantly in fiscal year 2024 versus fiscal year 2023.

A number of external factors will impact underlying demand for our products including but not limited to, changes in the following: United States' GDP, interest rates, mortgage affordability, household debt levels, home values, home prices, unemployment levels, consumer preferences and new household formation.

We are the largest fiber cement producer in North America with ten plants. The scale of our operations and manufacturing capabilities improves our position with our customers, who continue to seek a partner who can manufacture and deliver the right products at the right time. Our plants are positioned near attractive end markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have increased year over year and we are actively engaged in mitigating actions to moderate its impact on the business.

In Australia, we anticipate that the addressable underlying housing market will decrease in fiscal year 2024 versus fiscal year 2023. Net sales from our Australian business are expected to trend above the average growth of the domestic alterations and additions and single family detached housing markets.

We expect our Europe Building Products segment to achieve growth in year over year net sales and operating income margin.

James Hardie Industries plc - Consolidated Financial Statements	107

Report of Independent Registered Public Accounting Firm	108

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 March 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 March 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 16 May 2023 expressed an unqualified opinion thereon.

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

Asbestos Liability Valuation
Description of the Matter
At 31 March 2023, the aggregate asbestos liability was US$977.1 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
16 May 2023

James Hardie Industries plc - Consolidated Balance Sheets	110

(Millions of US dollars)	31 March 2023	31 March 2022
Assets
Current assets:
Cash and cash equivalents	$113.0	$125.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	67.6	141.9
Restricted short-term investments - Asbestos	140.9	119.7
Accounts and other receivables, net	354.8	398.4
Inventories	344.2	279.7
Prepaid expenses and other current assets	41.0	43.2
Insurance receivable - Asbestos	6.8	7.9
Workers’ compensation - Asbestos	1.8	3.2
Total current assets	1,075.1	1,124.0
Property, plant and equipment, net	1,839.6	1,457.0
Operating lease right-of-use-assets	59.4	57.8
Finance lease right-of-use-assets	2.0	2.3
Goodwill	194.9	199.5
Intangible assets, net	155.2	162.8
Restricted long-term investments - Asbestos	36.2	—
Insurance receivable - Asbestos	28.2	37.8
Workers’ compensation - Asbestos	16.4	18.6
Deferred income taxes	755.6	819.2
Deferred income taxes - Asbestos	298.6	360.1
Other assets	17.9	4.1
Total assets	$4,479.1	$4,243.2
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$387.7	$458.0
Accrued payroll and employee benefits	108.3	116.6
Operating lease liabilities	18.1	12.5
Finance lease liabilities	0.8	1.1
Accrued product warranties	5.4	6.7
Income taxes payable	15.4	9.5
Asbestos liability	119.4	132.9
Workers’ compensation - Asbestos	1.8	3.2
Other liabilities	40.4	29.4
Total current liabilities	697.3	769.9
Long-term debt	1,059.0	877.3
Deferred income taxes	93.6	86.9
Operating lease liabilities	61.1	63.1
Finance lease liabilities	1.4	1.5
Accrued product warranties	30.2	31.0
Income taxes payable	2.3	2.3
Asbestos liability	857.7	1,010.8
Workers’ compensation - Asbestos	16.4	18.6
Other liabilities	48.7	48.9
Total liabilities	2,867.7	2,910.3
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 442,056,296 shares issued and outstanding at 31 March 2023 and 445,348,933 shares issued and outstanding at 31 March 2022	230.0	232.1
Additional paid-in capital	237.9	230.4
Retained earnings	1,196.8	892.4
Accumulated other comprehensive loss	(53.3)	(22.0)
Total shareholders’ equity	1,611.4	1,332.9
Total liabilities and shareholders’ equity	$4,479.1	$4,243.2
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	111

	Years Ended 31 March
(Millions of US dollars, except per share data)	2023	2022	2021
Net sales	$3,777.1	$3,614.7	$2,908.7
Cost of goods sold	2,465.1	2,301.2	1,857.0
Gross profit	1,312.0	1,313.5	1,051.7
Selling, general and administrative expenses	494.0	461.2	389.6
Research and development expenses	39.6	38.0	34.3
Restructuring expenses	—	—	11.1
Asbestos adjustments loss	37.0	131.7	143.9
Operating income	741.4	682.6	472.8
Interest, net	30.7	39.3	47.8
Loss on early debt extinguishment	—	—	13.1
Other (income) expense	(12.8)	0.2	(0.1)
Income before income taxes	723.5	643.1	412.0
Income tax expense	211.5	184.0	149.2
Net income	$512.0	$459.1	$262.8
Income per share:
Basic	$1.15	$1.03	$0.59
Diluted	$1.15	$1.03	$0.59
Weighted average common shares outstanding (Millions):
Basic	445.1	444.9	443.7
Diluted	445.6	445.9	445.4
Comprehensive income, net of tax:
Net income	$512.0	$459.1	$262.8
Pension adjustments	2.1	(0.7)	(0.4)
Currency translation adjustments	(33.4)	(14.7)	55.9
Comprehensive income	$480.7	$443.7	$318.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	112

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Cash Flows From Operating Activities
Net income	$512.0	$459.1	$262.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	172.6	161.8	135.0
Lease expense	23.4	23.2	17.0
Deferred income taxes	48.4	49.8	85.8
Stock-based compensation	15.7	9.0	18.0
Asbestos adjustments loss	37.0	131.7	143.9
Excess tax benefits from share-based awards	(0.2)	(2.4)	(3.5)
Gain on sale of land	(12.7)	—	—
Loss on early debt extinguishment	—	—	13.1
Other, net	22.7	17.7	20.3
Changes in operating assets and liabilities:
Accounts and other receivables	32.1	(70.9)	46.4
Inventories	(70.8)	(64.3)	98.7
Lease assets and liabilities, net	(19.0)	(19.2)	(19.1)
Prepaid expenses and other assets	(12.3)	(5.7)	(14.2)
Insurance receivable - Asbestos	6.2	8.3	5.8
Accounts payable and accrued liabilities	(63.2)	136.7	25.0
Claims and handling costs paid - Asbestos	(107.9)	(118.8)	(106.4)
Income taxes payable	5.5	0.2	(14.7)
Other accrued liabilities	18.1	41.0	73.0
Net cash provided by operating activities	$607.6	$757.2	$786.9
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(591.3)	$(257.8)	$(110.7)
Proceeds from sale of property, plant and equipment	14.1	—	1.6
Capitalized interest	(8.5)	(1.9)	(9.5)
Purchase of restricted investments - Asbestos	(180.1)	(114.6)	(25.0)
Proceeds from restricted investments - Asbestos	105.7	26.1	23.2
Net cash used in investing activities	$(660.1)	$(348.2)	$(120.4)
Cash Flows From Financing Activities
Proceeds from credit facilities	$450.0	$390.0	$—
Repayments of credit facilities	(260.0)	(350.0)	(130.0)
Repayment of senior unsecured notes	—	—	(400.0)
Call redemption premium paid to note holders	—	—	(9.5)
Debt issuance costs	—	(2.1)	—
Proceeds from issuance of shares	0.2	0.3	0.1
Repayment of finance lease obligations and borrowings	(1.5)	(1.0)	(0.8)
Shares repurchased	(78.4)	—	—
Dividends paid	(129.6)	(484.0)	—
Taxes paid related to net share settlement of equity awards	(6.1)	(2.8)	—
Net cash used in financing activities	$(25.4)	$(449.6)	$(540.2)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(8.4)	$(5.9)	$6.3
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(86.3)	(46.5)	132.6
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	271.9	318.4	185.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$185.6	$271.9	$318.4
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$34.7	$32.3	$18.0
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$41.0	$37.0	$56.4
Cash payment (refund) during the year for income taxes, net	$117.1	$92.7	$(3.7)
Cash paid to AICF	$109.6	$248.5	$153.3
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity	113

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Gain	Total
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$—	$(62.1)	$1,035.3
Net income	—	—	262.8	—	—	262.8
Other comprehensive gain	—	—	—	—	55.5	55.5
Stock-based compensation	0.8	17.2	—	—	—	18.0
Issuance of ordinary shares	—	0.1	—	—	—	0.1
Dividends declared	—	—	(310.9)	—	—	(310.9)
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$—	$(6.6)	$1,060.8
Net income	—	—	459.1	—	—	459.1
Other comprehensive loss	—	—	—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—	—	—	6.2
Issuance of ordinary shares	—	0.3	—	—	—	0.3
Dividends declared	—	—	(178.1)	—	—	(178.1)
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$—	$(22.0)	$1,332.9
Net income	—	—	512.0	—	—	512.0
Other comprehensive loss	—	—	—	—	(31.3)	(31.3)
Stock-based compensation	0.3	9.3	—	—	—	9.6
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Dividends declared	—	—	(133.6)	—	—	(133.6)
Shares repurchased	—	—	—	(78.4)	—	(78.4)
Shares cancelled	(2.4)	(2.0)	(74.0)	78.4	—	—
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	114

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
For the fiscal years ended 31 March 2023, 2022 and 2021, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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
The Company has recorded on its consolidated balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
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

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 50
Buildings Improvements	1 to 27
Leasehold Improvements	1 to 40
Machinery and Equipment	1 to 39
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
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the third quarter of fiscal year 2023, the Company performed its annual test noting no impairment.
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
Debt
The Company’s debt consists of senior unsecured notes and an unsecured revolving credit facility. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the straight line method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 10 for the Company’s fair value considerations.
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
Advertising Costs
Advertising costs are expensed as incurred and were US$83.1 million, US$53.7 million and US$27.2 million for the fiscal years ended 31 March 2023, 2022 and 2021, respectively.
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
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSUs”) has been satisfied or when a stock option is exercised.
For RSUs subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.
For RSUs subject to a performance vesting condition, the vesting of these units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. The expense is recognized ratably over the vesting period and is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
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
Stock options have a 3-year cliff vesting schedule from the date of grant. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

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
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG, who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMG to occur through 2071.
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
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMG. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMG as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.
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
Restricted Investments
Restricted investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as held to maturity ("HTM") due to AICF's ability and intent to hold these securities to maturity. These restricted investments are carried at amortized cost.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

Accounting Pronouncements
Adopted in Fiscal Year 2023
In November 2021, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2021-10, Government Assistance (Topic 832). The amendments in the standard were issued to require annual disclosures about transactions with a government that are accounting for by analogizing to a grant on contribution model. The new guidance requires disclosure of the nature of the transactions and related accounting policy used, the line items on the balance sheets or consolidated statements of operations and comprehensive income and the amounts applicable to each financial statement line item, and significant terms of the transactions. The Company adopted ASU No. 2021-10 on 31 March 2023 with no impact to our financial statements or related disclosures as the transactions in scope of this guidance were immaterial.
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
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2023	2022	2021
Basic common shares outstanding	445.1	444.9	443.7
Dilutive effect of stock awards	0.5	1.0	1.7
Diluted common shares outstanding	445.6	445.9	445.4
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2023, 2022 and 2021.
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
Potential common shares of 0.4 million, 0.7 million and 0.9 million for the fiscal years ended 31 March 2023, 2022 and 2021, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

2. Revenues
The following represents the Company's disaggregated revenues:

	Year Ended 31 March 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,787.6	$539.2	$68.6	$3,395.4
Fiber gypsum revenues	—	—	381.7	381.7
Total revenues	$2,787.6	$539.2	$450.3	$3,777.1

	Year Ended 31 March 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,551.3	$574.9	$76.3	$3,202.5
Fiber gypsum revenues	—	—	412.2	412.2
Total revenues	$2,551.3	$574.9	$488.5	$3,614.7

	Year Ended 31 March 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,040.2	$458.2	$55.3	$2,553.7
Fiber gypsum revenues	—	—	355.0	355.0
Total revenues	$2,040.2	$458.2	$410.3	$2,908.7
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2023	2022
Cash and cash equivalents	$113.0	$125.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	67.6	141.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$185.6	$271.9
4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2023	2022
Trade receivables	$301.2	$336.4
Income taxes receivable	29.6	29.8
Other receivables and advances	26.6	35.6
Provision for doubtful trade receivables	(2.6)	(3.4)
Total accounts and other receivables	$354.8	$398.4
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2023	2022	2021
Balance at beginning of period	$3.4	$6.1	$4.4
Adjustment to provision	(0.6)	(2.2)	3.1
Write-offs, net of recoveries	(0.2)	(0.5)	(1.4)
Balance at end of period	$2.6	$3.4	$6.1

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2023	2022
Finished goods	$237.8	$187.3
Work-in-process	23.0	16.2
Raw materials and supplies	93.9	82.1
Provision for obsolete finished goods and raw materials	(10.5)	(5.9)
Total inventories	$344.2	$279.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2021	$209.3
Foreign exchange impact	(9.8)
Balance - 31 March 2022	$199.5
Foreign exchange impact	(4.6)
Balance - 31 March 2023	$194.9

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2023	2022
Tradenames	$112.3	$115.0
Other	7.4	7.4
Total	$119.7	$122.4
The following are the net carrying amount of amortizable intangible assets:

	Year Ended 31 March 2023
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.9	$(12.4)	$35.5
Total	$47.9	$(12.4)	$35.5

	Year Ended 31 March 2022
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.9	$(12.5)	$40.4
Total	$52.9	$(12.5)	$40.4
The amortization of intangible assets was US$3.8 million, US$3.5 million and US$2.6 million for the fiscal years ended 31 March 2023, 2022 and 2021, respectively.
At 31 March 2023, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2024	$4.3
2025	4.5
2026	4.6
2027	4.9
2028	5.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2023	2022
Land	$79.8	$83.6
Buildings	568.1	530.6
Machinery and equipment	2,044.2	1,880.0
Construction in progress	502.6	167.9
Property, plant and equipment, at cost	3,194.7	2,662.1
Less accumulated depreciation	(1,355.1)	(1,205.1)
Property, plant and equipment, net	$1,839.6	$1,457.0
Depreciation expense for the fiscal years ended 31 March 2023, 2022 and 2021 was US$166.8 million, US$155.6 million and US$129.6 million, respectively.
The amount of capitalized interest was US$8.5 million and US$1.9 million for the years ended 31 March 2023 and 2022, respectively.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

The following table represents the Company's ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2023	2022
Assets:
Operating leases, net	$59.4	$57.8
Finance leases, net	2.0	2.3
Total right-of-use assets	$61.4	$60.1

Liabilities:
Operating leases:
Current	$18.1	$12.5
Non-Current	61.1	63.1
Total operating lease liabilities	$79.2	$75.6

Finance leases:
Current	$0.8	$1.1
Non-Current	1.4	1.5
Total finance lease liabilities	$2.2	$2.6

Total lease liabilities	$81.4	$78.2
The following table represents the Company's lease expense:

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Operating leases	$20.2	$21.6	$17.0
Short-term leases	3.2	1.7	2.1
Finance leases	1.4	1.0	0.9
Interest on lease liabilities	0.2	0.1	0.1
Total lease expense	$25.0	$24.4	$20.1
The weighted-average remaining lease term of the Company's leases is as follows:

	31 March
(In Years)	2023	2022
Operating leases	7.9	8.0
Finance leases	3.1	3.2

The weighted-average discount rate of the Company's leases is as follows:

	31 March
	2023	2022
Operating leases	4.6%	4.3%
Finance leases	4.3%	4.1%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

The following are future lease payments for non-cancellable leases at 31 March 2023:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2024	$20.2	$0.8	$21.0
2025	15.4	0.7	16.1
2026	11.8	0.5	12.3
2027	7.4	0.1	7.5
2028	6.7	—	6.7
Thereafter	35.9	—	35.9
Total	$97.4	$2.1	$99.5
Less: imputed interest			18.1
Total lease liabilities			$81.4
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$20.9	$23.8
Operating cash flows used for finance leases	0.2	0.1
Financing cash flows used for finance leases	1.5	1.0
Non-cash ROU assets obtained in exchange for new lease liabilities	16.8	31.8
Non-cash remeasurements increasing ROU assets and lease liabilities	5.7	1.3
9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2023	2022
Trade creditors	$198.2	$273.6
Accrued interest	4.7	4.6
Accrued customer rebates	126.2	126.2
Other creditors and accruals	58.6	53.6
Total accounts payable and accrued liabilities	$387.7	$458.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

10.  Long-Term Debt

	31 March
(Millions of US dollars)	2023	2022
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$436.1	$446.4
Principal amount 5.000% notes due 2028	400.0	400.0
Total	836.1	846.4

Unsecured revolving credit facility	230.0	40.0

Unamortized debt issuance costs:	(7.1)	(9.1)
Total Long-term debt	$1,059.0	$877.3

Weighted average interest rate of Long-term debt	4.7%	4.2%
Weighted average term of available Long-term debt	4.0 years	5.0 years

Fair value of Senior unsecured notes (Level 1)	$785.2	$845.1
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
Guarantees and Compliance
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2023, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The senior unsecured notes are guaranteed by James Hardie International Group Limited ("JHIGL"), JHBP and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The revolving credit facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. At 31 March 2023, the Company was in compliance with all covenants contained in the revolving credit facility agreement.
The revolving credit facility is guaranteed by each of JHIGL and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
Off Balance Sheet Arrangements
As of 31 March 2023, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of US$230.0 million, and US$7.2 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$362.8 million of available borrowing capacity under the revolving credit facility.

11.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2023	2022	2021
Balance at beginning of period	$37.7	$39.6	$42.4
Increase in accrual	1.2	1.9	2.4
Settlements made in cash or in kind	(3.3)	(3.8)	(5.2)
Balance at end of period	$35.6	$37.7	$39.6
12.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 1.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

Asbestos Adjustments loss
The Asbestos adjustments loss included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Change in estimates:
Change in actuarial estimate - asbestos liability	$56.0	$145.6	$33.0
Change in actuarial estimate - insurance receivable	(0.1)	(5.3)	(2.0)
Change in estimate - AICF claims-handling costs	1.2	0.6	1.5
Subtotal - Change in estimates	57.1	140.9	32.5
Effect of foreign exchange on Asbestos net liabilities	(45.9)	(13.2)	123.0
Loss (gain) on foreign currency forward contracts	24.5	5.3	(11.7)
Other	1.3	(1.3)	0.1
Asbestos adjustments loss	$37.0	$131.7	$143.9

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2023. Based on KPMG’s assumptions, KPMG arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMG as of 31 March 2023:

	As of 31 March 2023
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,012.0	1,508.0
Central Estimate – Undiscounted but Inflated	1,289.0	1,920.8
Central Estimate – Undiscounted and Uninflated	895.6	1,334.6
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMG as of 31 March 2023.
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
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

The potential range of costs as estimated by KPMG is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis was performed by KPMG to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2023
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	783.5	1,167.5
Discounted (but inflated) - High	1,581.8	2,357.0

Undiscounted (but inflated) - Low	978.3	1,457.8
Undiscounted (but inflated) - High	2,114.9	3,151.4
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
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2023	2022	2021	2020	2019
Number of open claims at beginning of period	365	360	393	332	336
Number of new claims
Direct claims	403	411	392	449	430
Cross claims	152	144	153	208	138
Number of closed claims	561	550	578	596	572
Number of open claims at end of period	359	365	360	393	332
Average settlement amount per settled claim	A$303,000	A$314,000	A$248,000	A$277,000	A$262,000
Average settlement amount per case closed [1]	A$271,000	A$282,000	A$225,000	A$245,000	A$234,000

Average settlement amount per settled claim	US$208,000	US$232,000	US$178,000	US$189,000	US$191,000
Average settlement amount per case closed [1]	US$186,000	US$208,000	US$162,000	US$167,000	US$171,000
[1] The average settlement amount per case closed includes nil settlements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2023:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2022	$(1,143.7)	$45.7	$261.6	$(1.1)	$(837.5)	$360.1	$43.9	$(433.5)
Asbestos claims paid	106.8	—	(106.8)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	109.6	—	109.6	—	—	109.6
AICF claims-handling costs incurred (paid)	1.1	—	(1.1)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.5)	—	(1.5)	—	—	(1.5)
Change in actuarial estimate	(56.0)	0.1	—	—	(55.9)	—	—	(55.9)
Change in claims handling cost estimate	(1.2)	—	—	—	(1.2)	—	—	(1.2)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	17.1	—	17.1
Insurance recoveries	—	(6.2)	6.2	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(41.1)	1.0	(40.1)
Other movements	—	—	1.8	—	1.8	(1.2)	0.3	0.9
Effect of foreign exchange	115.9	(4.6)	(25.1)	0.5	86.7	(36.3)	(4.5)	45.9
Closing Balance - 31 March 2023	$(977.1)	$35.0	$244.7	$(0.6)	$(698.0)	$298.6	$40.7	$(358.7)
AICF Funding
During the fiscal years ended 31 March 2023, 2022 and 2021, the Company contributed US$109.6 million (A$158.8 million), US$248.5 million (A$328.2 million) and US$153.3 million (A$220.9 million), respectively, to AICF.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Restricted Investments
AICF invests its excess cash in time deposits, which are classified as HTM investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 March 2023:

Date Invested	Maturity Date	Interest Rate	A$ Millions
February 2023	13 July 2023	4.74%	70.0
February 2023	13 October 2023	4.74%	40.0
February 2023	13 January 2024	4.74%	39.0
February 2023	13 February 2024	4.74%	1.0
April 2022	5 April 2024	2.75%	54.0
January 2022	25 January 2024	1.41%	30.0
October 2021	6 October 2023	0.60%	30.0
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$214.8 million, based on the exchange rate at 31 March 2023). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2023 and 2022, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
Derivative Balances
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2023 and 2022:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2023		31 March 2022
Derivatives not accounted for as hedges	31 March 2023	31 March 2022	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$269.0	$251.0	$2.2	$11.4	$2.0	$1.9

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2023	2022	2021
Asbestos adjustments loss (gain)	$24.5	$5.3	$(11.7)
Selling, general and administrative expenses	4.0	(2.1)	7.2
Total loss (gain)	$28.5	$3.2	$(4.5)
14.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness ("NZWT") claims as described in these consolidated financial statements.
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
The resolution of one or more NZWT litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to other NZWT litigation matters. Furthermore, an adverse judgement in one or more NZWT litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
There remains one claim filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company anticipates the appellate court will issue its decision during calendar year 2023. As of 31 March 2023, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled on 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential. As of 31 March 2023, under the applicable accounting guidance, the Company has accrued all costs associated with this agreement.
Readers are referred to Note 1 for further information related to our policies related to asserted and unasserted claims.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company is reviewing this matter and will defend the allegations vigorously. As of 31 March 2023, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
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

15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Income before income taxes:
Domestic	$270.0	$295.0	$241.9
Foreign	453.5	348.1	170.1
Income before income taxes:	$723.5	$643.1	$412.0
Income tax expense:
Current:
Domestic	$42.9	$44.4	$38.5
Foreign	81.4	53.9	(8.6)
Current income tax expense	124.3	98.3	29.9
Deferred:
Domestic	11.8	9.4	1.4
Foreign	75.4	76.3	117.9
Deferred income tax expense	87.2	85.7	119.3
Total income tax expense	$211.5	$184.0	$149.2

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Income tax expense computed at the statutory tax rates	$135.1	$109.7	$58.1
US state income taxes, net of the federal benefit	10.6	9.2	8.0
Asbestos - effect of foreign exchange	(13.3)	(3.5)	36.8
Expenses not deductible	3.3	1.9	2.0
Stock and executive compensation	1.9	(0.8)	5.5
Foreign taxes on domestic income	61.2	55.2	49.8
Prior year tax adjustments	(0.1)	(1.2)	(5.9)
Taxes on foreign income	12.0	9.9	1.6
US net operating loss carryback	—	—	(4.9)
Other items	0.8	3.6	(1.8)
Total income tax expense	$211.5	$184.0	$149.2
Effective tax rate	29.2%	28.6%	36.2%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

The tax effects of significant temporary differences creating deferred tax assets and liabilities were:

	31 March
(Millions of US dollars)	2023	2022
Deferred tax assets:
Intangible assets	$879.0	$958.2
Asbestos liability	298.6	360.1
Tax credit carryforwards	115.0	118.7
Other provisions and accruals	85.3	73.3
Net operating loss carryforwards	75.4	66.2
Total deferred tax assets	1,453.3	1,576.5
Valuation allowance	(258.0)	(261.2)
Total deferred tax assets net of valuation allowance	1,195.3	1,315.3
Deferred tax liabilities:
Depreciable and amortizable assets	(167.3)	(164.0)
Other	(67.4)	(59.0)
Total deferred tax liabilities	(234.7)	(223.0)
Total deferred taxes, net	$960.6	$1,092.3
At 31 March 2023, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$75.4 million, that are available to offset future taxable income in the respective jurisdiction. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2023, the Company recognized a tax deduction of US$137.4 million (A$200.6 million) for the current year relating to total contributions to AICF of US$722.5 million (A$1,002.8 million) incurred in tax years 2019 through 2023.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2023, the Company had foreign tax credit carry-forwards of US$111.3 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$3.7 million that are available to offset future taxes payable which expire between tax years 2023 through 2026, and against which there is a partial valuation allowance of US$2.1 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2023. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2023, total income tax and withholding tax paid, net of refunds received, was US$117.1 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company has utilized and intends to further utilize these carryback provisions to obtain tax refunds. At 31 March 2023, the Company recorded current taxes receivable of US$29.6 million.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters, including by the Australian Taxation Office in Australia and the Internal Revenue Service ("IRS") in the US. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2019, Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2014.
Unrecognized Tax Benefits
For the fiscal years ended 31 March 2023, 2022, and 2021, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2023, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$0.9 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
Liability Awards	$2.7	$3.2	$21.7
Equity Awards	15.7	9.0	18.0
Total stock-based compensation expense	$18.4	$12.2	$39.7
As of 31 March 2023, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$30.6 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

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
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2021	22,087,623
Granted	(597,927)
Balance at 31 March 2022	21,489,696
Granted	(2,540,893)
Balance at 31 March 2023	18,948,803
Stock Options
There were no stock options granted during the years ended 31 March 2022 or 2021. The following table summarizes the Company's stock options activity during the noted period:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price (A$)
Balance at 31 March 2022	—	—
Granted	269,221	33.05
Balance at 31 March 2023	269,221	33.05
Options exercisable at 31 March 2023	—	—
Stock options vest on the third anniversary of the date of grant provided continuous employment at the applicable vesting date. Vested stock options can be exercised for shares for the exercise price at any time. As of 31 March 2023, the weighted-average remaining contractual term is 4.6 years and the aggregate intrinsic value is nil.
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2021	593,486	726,288	1,286,922	2,606,696	19.01
Granted	233,443	141,015	223,469	597,927	41.73
Vested	(313,641)	(248,202)	(565,878)	(1,127,721)	14.96
Forfeited	(98,613)	(327,397)	(450,480)	(876,490)	27.73
Outstanding at 31 March 2022	414,675	291,704	494,033	1,200,412	27.83
Granted	1,279,127	268,009	724,536	2,271,672	26.12
Vested	(449,458)	(87,307)	(256,787)	(793,552)	25.17
Forfeited	(107,818)	(100,377)	(91,738)	(299,933)	28.46
Outstanding at 31 March 2023	1,136,526	372,029	870,044	2,378,599	26.97
The following table includes the assumptions used for RSU grants (market condition) valued:

Vesting Condition:	Market	Market	Market	Market	Market	Market	Market	Market
	FY23	FY23	FY23	FY23	FY23	FY23	FY22	FY22
Date of grant	31-Aug-22	31-Aug-22	3-Nov-22	3-Nov-22	3-Nov-22	13-Mar-23	27-Aug-21	9-Sep-21
Dividend yield (per annum)	1.5%	1.5%	—%	—%	—%	—%	2.0%	2.0%
Expected volatility	41.9%	33.4%	42.5%	35.1%	43.8%	36.3%	40.0%	40.2%
Risk free interest rate	3.5%	3.5%	4.7%	4.7%	4.7%	4.0%	0.4%	0.4%
Expected life in years	3.0	2.0	0.8	1.8	2.8	2.4	3.0	2.9
JHX stock price at grant date (A$)	33.51	33.51	33.05	33.05	33.05	30.98	52.66	52.12
Number of restricted stock units	387,360	102,250	38,387	39,450	115,688	41,401	130,513	92,956
The following table presents the total fair value of all of our restricted stock units vested:

	Years ended 31 March
(Millions of US dollars)	2023	2022	2021
Total fair value vested	$18.4	$42.6	$27.8
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

The following represents the activity related to the CSUs:

	FY23	FY22
Granted	751,569	423,051
Vested	237,600	433,872
Cancelled	325,459	1,292,934
For the fiscal years ending 31 March 2023, 2022 and 2021, US$5.9 million, US$15.2 million and US$8.2 million, respectively, was paid in cash upon vesting of CSU units.
17.  Capital Management
The following table summarizes the dividends declared or paid during the fiscal years 2023, 2022 and 2021:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount Paid	Announcement Date	Record Date	Payment Date
FY 2022 second half dividend	0.30	129.6	17 May 2022	27 May 2022	29 July 2022
FY 2022 first half dividend	0.40	174.1	9 November 2021	19 November 2021	17 December 2021
FY 2021 special dividend	0.70	309.9	10 February 2021	19 February 2021	30 April 2021
On 8 November 2022, the Company announced a share buyback program to acquire up to US$200 million of its outstanding shares through October 2023. Below is the activity under this program:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
1 December 2022 - 31 December 2022	1.6	$19.34	1.6	$168.8
1 January 2023 - 31 January 2023	—	$—	—	$168.8
1 February 2023 - 28 February 2023	1.1	$21.72	1.1	$144.3
1 March 2023 - 31 March 2023	1.1	$20.78	1.1	$121.6
Total as of 31 March 2023	3.8		3.8	$121.6
All shares repurchased were subsequently cancelled by the Company and are no longer available for issuance.
18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
North America Fiber Cement	$2,787.6	$2,551.3	$2,040.2
Asia Pacific Fiber Cement	539.2	574.9	458.2
Europe Building Products	450.3	488.5	410.3
Worldwide total	$3,777.1	$3,614.7	$2,908.7

	Operating Income Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
North America Fiber Cement	$767.5	$741.2	$585.5
Asia Pacific Fiber Cement	142.8	160.8	124.8
Europe Building Products	26.5	62.9	37.6
Research and Development	(33.3)	(34.4)	(28.9)
Segments total	903.5	930.5	719.0
General Corporate	(162.1)	(247.9)	(246.2)
Total operating income	741.4	682.6	472.8

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2023	2022	2021
North America Fiber Cement	$126.1	$114.4	$89.1
Asia Pacific Fiber Cement	14.7	13.6	13.9
Europe Building Products	28.0	29.8	28.0
General Corporate	1.8	2.8	2.8
Research and Development	2.0	1.2	1.2
Total	$172.6	$161.8	$135.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2023	2022
North America Fiber Cement	$1,672.9	$1,434.8
Asia Pacific Fiber Cement	509.7	429.1
Europe Building Products	781.5	745.2
Research and Development	15.6	13.5
Segments total	2,979.7	2,622.6
General Corporate [1]	1,499.4	1,620.6
Worldwide total	$4,479.1	$4,243.2

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
North America [2]	$2,787.6	$2,551.3	$2,040.2
Australia	380.9	391.7	321.9
Germany	137.8	165.0	143.0
New Zealand	88.1	115.9	81.9
Other Countries [3]	382.7	390.8	321.7
Worldwide total	$3,777.1	$3,614.7	$2,908.7

		Total Identifiable Assets 31 March
(Millions of US dollars)		2023	2022
North America [2]		$1,679.8	$1,442.7
Australia		398.8	314.4
Germany		490.9	503.7
New Zealand		41.2	48.9
Other Countries [3]		369.0	312.9
Segments total		2,979.7	2,622.6
General Corporate [1]		1,499.4	1,620.6
Worldwide total		$4,479.1	$4,243.2
____________
1Included in General Corporate are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes and Asbestos-related assets.
2The amounts disclosed for North America are substantially all related to the USA.
3Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Spain and other European countries.
Research and development expenditures are expensed as incurred and are summarized by segment in the following table. Research and development segment operating income also includes Selling, general and administrative expenses of US$2.2 million, US$4.1 million and US$2.9 million in fiscal years 2023, 2022 and 2021, respectively.

	Years Ended 31 March
(Millions of US dollars)	2023	2022	2021
North America Fiber Cement	$5.5	$5.3	$5.6
Asia Pacific Fiber Cement	1.3	1.5	1.1
Europe Building Products	1.7	0.9	1.6
Research and Development	31.1	30.3	26.0
	$39.6	$38.0	$34.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2023		2022		2021
Customer A	$450.1	12.0%	$418.3	12.0%	$347.3	12.0%
Approximately 30%, 33% and 33% of the Company’s net sales in fiscal year 2023, 2022 and 2021, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2023:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial (Loss) Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2022	$0.2	$(0.3)	$(21.9)	$(22.0)
Other comprehensive gain (loss)	—	2.1	(33.4)	(31.3)
Balance at 31 March 2023	$0.2	$1.8	$(55.3)	$(53.3)
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
For the fiscal years ended 31 March 2023, 2022 and 2021, the Company made matching contributions of US$16.3 million, US$14.1 million and US$11.1 million, respectively.
In January 2021, the Company established a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company will match up to a maximum of the first 6% of an employee's eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2023, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie 2023 Annual Report on Form 20-F	147

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY23	FY22	FY21
Audit fees[1]	$6.8	$6.1	$5.6
Audit-related fees[2]	—	0.1	—
Tax fees	—	—	—
All other fees	$—	$—	$—
____________
1Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
2Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm engaged one temporary employee to participate in a minor portion of the audit of our consolidated financial statements for fiscal year 2022. In fiscal years 2023 and 2021, no temporary employees were used to conduct the audits of our consolidated financial statements.
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

James Hardie 2023 Annual Report on Form 20-F	148

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

Competition in the building products industry is based largely on price, quality, performance, service and brand recognition. Our products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, brick, gypsum and other materials, as well as fiber cement and fiber gypsum products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors would likely have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2023 Annual Report on Form 20-F	149

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

Gypsum, paper, water and cement are the principal raw materials used in the production of fiber gypsum and cement bonded boards, and the availability and cost of such raw materials are critical to our operations. Our fiber gypsum business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated.

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

James Hardie 2023 Annual Report on Form 20-F	150

Our reliance on third-party distribution channels could impact our business.

We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition, or continued consolidation of these distributors and dealers could subject us to losses and affect our ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows.

Severe weather, natural disasters and climate change could have an adverse effect on our overall business.

Natural disasters and widespread adverse climate changes that directly impact our plants, other facilities or suppliers could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

Additionally, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or curtailments could significantly disrupt our operations and increase our expenses. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Financial Risks

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain fiber cement siding products in the United States. We accrue for such warranties within “Accrued product warranties” on our consolidated balance sheet and have disclosed the movements in our consolidated warranty reserves in Note 11 to our consolidated financial statements in Section 2. Although we maintain reserves for warranty-related claims that we believe are adequate, we cannot assure you that warranty cost levels will not exceed our reserves. Costs significantly exceeding our warranty reserves could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately one third of our net sales in fiscal years 2021, 2022 and 2023 were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to

James Hardie 2023 Annual Report on Form 20-F	151

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

Most countries, states and localities in the markets in which we sell our products maintain building codes and ordinances that regulate both the building materials and the methods of construction that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets or for certain applications, preventing or limiting our customers' use of our products and limiting our ability to sell our products in those markets. In addition, ordinances and codes may change over time and any such changes may, from the time they are implemented, prospectively limit or prevent the use of our products, causing us to lose sales in those markets. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Losses and expenses relating to ongoing New Zealand product liability litigation could have a material adverse effect on our business.

Since 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) have been defending a number of large construction defect and/or product liability claims in New Zealand that relate to weathertightness claims in residential buildings and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims allege generic defects in certain fiber cement products and systems and breach of certain legal duties related to the testing, warnings and marketing of those products and systems. Losses incurred in connection with defending and resolving New Zealand weathertightness claims could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2023 Annual Report on Form 20-F	152

Many jurisdictions, including the United States, Australia and New Zealand, have recently adopted or are considering adopting regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as imposing additional training, employee medical surveillance and exposure monitoring and recordkeeping requirements. It is possible that these regulations could have additional impacts on our business as a result of further increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule changes may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

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

James Hardie 2023 Annual Report on Form 20-F	153

system, and data breaches could result in misappropriation of sensitive data or significant operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. Furthermore, we face additional cybersecurity risks related to some of our employees continuing to work remotely. Although we strive to have appropriate security controls in place, prevention of all computer security incidents cannot be assured.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, regulatory penalties, damage to our reputation, risk of litigation, significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

Privacy and data security concerns and regulation could result in additional costs and liabilities.

As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including among others those set forth in the European Economic Area's General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act (“CPRA”, which became effective January 2023). Laws such as the GDPR, CCPA, and CPRA regulate and place limitations on the collection, processing, storing, sharing, and transfer of personal and customer data and impose substantial penalties for non-compliance. Our efforts to comply with GDPR, CCPA, and the CPRA and other privacy and data protection laws increases compliance complexity and related costs, with such complexities and costs likely to increase over time. We could also incur costs, penalties, reputational harm, or litigation expenses due to any violations of existing or future data privacy laws and regulations.

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

James Hardie 2023 Annual Report on Form 20-F	154

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

If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMG, it is possible we will be required to pay to AICF our current annual funding payments for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2023 Annual Report on Form 20-F	155

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

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows from our Australian operations and to the extent we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA.

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

James Hardie 2023 Annual Report on Form 20-F	156

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

James Hardie 2023 Annual Report on Form 20-F	157

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

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in our ordinary shares, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under the Irish Companies Act 2014 and applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends and/or conduct share buy-backs in accordance with our publicly disclosed capital management policy, which is updated from time to time. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse effect on the market value of our securities.

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

James Hardie 2023 Annual Report on Form 20-F	158

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

James Hardie 2023 Annual Report on Form 20-F	159

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2021 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2023 Annual Report on Form 20-F	160

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
We file income tax returns in various jurisdictions, including Australia, Germany, Ireland, the Netherlands, New Zealand, the Philippines, Spain and the United States.
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
The resolution of one or more NZWT litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to other NZWT litigation matters. Furthermore, an adverse judgement in one or more NZWT litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.

James Hardie 2023 Annual Report on Form 20-F	161

There remains one claim filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.

Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company anticipates the appellate court will issue its decision during calendar year 2023. As of 31 March 2023, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.

Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled in 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential. As of 31 March 2023, under the applicable accounting guidance, the Company has accrued all costs associated with this agreement.
Readers are referred to Note 1 to our consolidated financial statements in Section 2 for further information related to our policies related to asserted and unasserted claims.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022, through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company is reviewing this matter and will defend the allegations vigorously. As of 31 March 2023, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie 2023 Annual Report on Form 20-F	162

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2023 to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2023.
The effectiveness of our internal control over financial reporting as of 31 March 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2023 Annual Report on Form 20-F	163

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc
Opinion on Internal Control Over Financial Reporting
We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2023, and the related notes and our report dated 16 May 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP

Irvine, California
16 May 2023

James Hardie 2023 Annual Report on Form 20-F	164

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2023	2022	2021
Fiber Cement United States and Canada	3,228	3,014	2,662
Europe Building Products	981	935	937
Fiber Cement Australia	594	583	580
Fiber Cement New Zealand[1]	45	53	116
Fiber Cement Philippines	360	362	348
Research & Development, including Technology	181	186	155
General Corporate	84	63	63
Total Employees	5,473	5,196	4,861
____________
1In fiscal year 2021, based on our strategic decision to move to a regional model for the manufacture and supply of fiber cement products for the New Zealand market, we ceased all manufacturing of products in New Zealand and shifted manufacturing from New Zealand to Australia.
As of the end of 31 March 2023, of the 5,473 average number of people employed, approximately 894 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 673 and 221 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
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

James Hardie 2023 Annual Report on Form 20-F	165

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
•fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

James Hardie 2023 Annual Report on Form 20-F	166

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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$52,004 in reimbursements of this type in fiscal year 2023); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On 8 November 2022, the Company announced a share buyback program to acquire up to US$200 million of its outstanding shares through October 2023. Activity under the program was as follows:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
1 December 2022 - 31 December 2022	1.6	$19.34	1.6	$168.8
1 January 2023 - 31 January 2023	—	—	—	168.8
1 February 2023 - 28 February 2023	1.1	21.72	1.1	144.3
1 March 2023 - 31 March 2023	1.1	$20.78	1.1	121.6
Total as of 31 March 2023	3.8		3.8	$121.6

James Hardie 2023 Annual Report on Form 20-F	167

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
EXCHANGE CONTROLS
The European Union ("EU") has imposed financial sanctions on a number of governments, entities, groups and individuals throughout the world in furtherance of the EU's common foreign and security policy. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the EU. In addition, we do not conduct business or other revenue-generating activities contrary to any such sanctions.
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
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

James Hardie 2023 Annual Report on Form 20-F	168

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

James Hardie 2023 Annual Report on Form 20-F	169

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

James Hardie 2023 Annual Report on Form 20-F	170

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

James Hardie 2023 Annual Report on Form 20-F	171

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

James Hardie 2023 Annual Report on Form 20-F	172

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
Irish Dividend Withholding Tax
Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at a standard rate of income tax of 25% unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.
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

James Hardie 2023 Annual Report on Form 20-F	173

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

James Hardie 2023 Annual Report on Form 20-F	174

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
Irish Stamp Duty

If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater, and will not be able to be registered until duly stamped. A transfer of CUFS (whether off-market and evidenced in writing or through the CHESS system) will be subject to the 1% Irish stamp duty. However, in the case of electronic transfers of shares (CUFS) through the CHESS system, no stamp duty will be collected on such transfers unless and until such time as a collection and administration process has been determined by the Revenue Commissioners in Ireland. For completeness, a conversion of

James Hardie 2023 Annual Report on Form 20-F	175

shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer. Any electronic transfers of shares through the ADR system will not be regarded as transfers of interests in securities and will not be brought within the charge to Irish stamp duty.
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

Annual Report to Security Holders

We will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

James Hardie 2023 Annual Report on Form 20-F	176

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
For our fiscal year ended 31 March 2023, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	70.0%	10.1%	11.9%	2.3%	5.7%
Expenses[2]	68.6%	9.3%	14.4%	3.1%	4.6%
Liabilities (excluding borrowings)[2]	25.7%	59.2%	11.9%	2.3%	0.9%

For our fiscal year ended 31 March 2022, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	66.6%	10.8%	13.5%	3.2%	5.9%
Expenses[2]	63.5%	13.7%	14.8%	3.4%	4.6%
Liabilities (excluding borrowings)[2]	25.3%	61.7%	10.0%	2.4%	0.6%
____________
1Comprised of Philippine pesos and Canadian dollars.
2Liabilities include A$ denominated asbestos liability. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 12 to our consolidated financial statements further information regarding the asbestos liability.

James Hardie 2023 Annual Report on Form 20-F	177

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
Funding Under the AFFA
The Australian dollar to US dollar assets and liabilities rate moved from 0.7482 as of 31 March 2022 to 0.6711 as of 31 March 2023, a 10% movement, resulting in a US$45.9 million favorable impact on our fiscal year 2023 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$534.5 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2023 exchange rate of 0.6711) would have approximately a US$35.9 million favorable or unfavorable impact on our net income.
For fiscal year 2022, assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$579.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2022 exchange rate of 0.7482) would have approximately a US$43.4 million favorable or unfavorable impact on our net income.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our revolving credit facility. As of 31 March 2023 and 2022, our revolving credit facility was subject to variable interest rates. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$6.1 million change in annual cash interest expense under the revolving credit facility. At 31 March 2023 and 31 March 2022, we had US$230.0 million and US$40.0 million outstanding under our revolving credit facility exposing us to market risk due to changes in the rate at which interest accrues.
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
We have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2023 would have resulted in +/- US$60.4 million or 2.5% impact on our cost of sales for fiscal year 2023.
For fiscal year 2022, we have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2022 would have resulted in +/- US$55.9 million or 2.4% impact on our cost of sales for fiscal year 2022.

James Hardie 2023 Annual Report on Form 20-F	178

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2023, JHI plc had 442,056,296 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 41,654 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2023, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2023 and 2022:

Geographic Region	31 March 2023	31 March 2022
Australia	58.52%	56.02%
United States	14.82%	18.73%
United Kingdom	3.76%	6.17%
Europe (excluding the United Kingdom)	7.30%	4.75%
Asia	4.15%	4.81%
Other	11.45%	9.52%
As of 30 April 2023, 0.07% of the outstanding shares of our common stock was held by 77 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2023, 1.77% of the outstanding shares of our common stock was represented by ADSs held by 10 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 1.84% of our outstanding capital stock was registered to 85 US holders as of 30 April 2023.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2023:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	32,320	10,117,254	2.29	-	-
1,001-5,000	7,966	16,701,918	3.78	-	-
5,001-10,000	824	5,864,969	1.33	-	-
10,001-100,000	481	10,385,270	2.35	-	-
100,001 and over	63	398,986,885	90.25	-	-
Totals	41,654	442,056,296	100.00	-	-

James Hardie 2023 Annual Report on Form 20-F	179

Based on the closing price of A$33.49 on 30 April 2023, there were 495 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2023, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
AustralianSuper Pty Ltd	31,657,083	7.16%	2 September 2019
OppenheimerFunds, Inc.	23,564,091	5.33%	30 June 2016
Bennelong Funds Management Group Pty Ltd	23,122,344	5.23%	16 December 2020
Blackrock, Inc	22,124,016	5.00%	16 October 2014
The Vanguard Group, Inc.	21,751,259	4.92%	17 August 2018
Challenger Limited	18,918,753	4.28%	23 May 2018
Commonwealth Bank of America	17,819,160	4.03%	15 August 2014
Mitsubishi UFJ Financial Group, Inc.	17,710,959	4.01%	2 August 2019
KKR Entities	17,556,051	3.97%	1 December 2021
Schroders plc	14,529,189	3.29%	1 June 2015

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2023

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	135,004,351	30.54%	1
J P Morgan Nominees Australia Pty Limited	100,222,892	22.67%	2
Citicorp Nominees Pty Limited	68,962,778	15.60%	3
National Nominees Limited	29,315,706	6.63%	4
BNP Paribas Noms Pty Ltd	13,384,555	3.03%	5
BNP Paribas Nominees Pty Ltd	11,817,007	2.67%	6
Citicorp Nominees Pty Limited	8,367,682	1.89%	7
Australian Foundation Investment Company Limited	4,400,000	1.00%	8
HSBC Custody Nominees (Australia) Limited	2,985,454	0.68%	9
HSBC Custody Nominees (Australia) Limited	2,616,154	0.59%	10
BNP Paribas Nominees Pty Ltd	2,511,879	0.57%	11
Netwealth Investments Limited	1,838,237	0.42%	12
HSBC Custody Nominees (Australia) Limited	1,211,314	0.27%	13
Australian Foundation Investment Company Limited	1,025,383	0.23%	14
The Senior Master of the Supreme Court	917,370	0.21%	15
Argo Investments Limited	891,000	0.20%	16
BNP Paribas Noms (NZ) Ltd	786,838	0.18%	17
Netwealth Investments Limited	727,672	0.16%	18
Djerriwarrh Investments Limited	675,000	0.15%	19
HSBC Custody Nominees (Australia) Limited	635,676	0.14%	20
TOTAL	388,296,948	87.84%

James Hardie 2023 Annual Report on Form 20-F	180

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CHESS	Clearing House Electronic Subregister System
CP Plan	Company Performance Plan
CSO	Chief Sustainability Officer
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
IP Plan	Individual Performance Plan
IRS	Internal Revenue Service
LIBOR	London Interbank Offered Rate
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
NZWT	New Zealand Weathertightness
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission

James Hardie 2023 Annual Report on Form 20-F	181

Abbreviations (continued)

SG&A	Selling, General and Administrative
STI	Short- Term Incentive
TCFD	Taskforce on Climate-related Financial Disclosures
TSR	Total Shareholder Return

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

Other Financial Measures
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
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

James Hardie 2023 Annual Report on Form 20-F	182

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
•North America Fiber Cement Segment Adjusted operating income;
•Asia Pacific Fiber Cement Segment Adjusted operating income;
•Europe Building Products Segment Adjusted operating income;
•North America Fiber Cement Segment Adjusted operating income margin;
•Asia Pacific Fiber Cement Segment Adjusted operating income margin; and
•Europe Building Products Segment Adjusted operating income margin.

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

James Hardie 2023 Annual Report on Form 20-F	183

Adjusted operating income

(Millions of US dollars)	FY23	FY22	FY21	FY20	FY19	FY18
Operating income	$741.4	$682.6	$472.8	$342.5	$351.6	$229.2
Excluding:
Asbestos:
Asbestos adjustments loss	37.0	131.7	143.9	58.2	22.0	156.4
AICF SG&A expenses	1.4	1.3	1.2	1.7	1.5	1.9
Restructuring and product line discontinuation expenses	—	—	11.1	84.4	29.5	—
Fermacell acquisition costs	—	—	—	—	—	10.0
Adjusted operating income	$779.8	$815.6	$629.0	$486.8	$404.6	$397.5

Adjusted net income

(Millions of US dollars)	FY23	FY22	FY21	FY20	FY19	FY18
Net income	$512.0	$459.1	$262.8	$241.5	$228.8	$146.1
Excluding:
Asbestos:
Asbestos adjustments loss	37.0	131.7	143.9	58.2	22.0	156.4
AICF SG&A expenses	1.4	1.3	1.2	1.7	1.5	1.9
AICF interest income, net	(4.2)	(0.9)	(0.5)	(1.4)	(2.0)	(1.9)
Restructuring and product line discontinuation expenses	—	—	11.1	84.4	29.5	—
Fermacell acquisition costs	—	—	—	—	—	10.0
Loss on early debt extinguishment	—	—	—	—	1.0	26.1
Tax adjustments[1]	59.3	29.5	39.5	(31.6)	19.7	(47.3)
Adjusted net income	$605.5	$620.7	$458.0	$352.8	$300.5	$291.3

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY23	FY22	FY21	FY20	FY19	FY18
Adjusted net income (millions of US dollars)	$605.5	$620.7	$458.0	$352.8	$300.5	$291.3
Weighted average common shares outstanding - Diluted (millions)	445.6	445.9	445.4	444.1	443.0	442.3
Adjusted diluted earnings per share (US dollars)	1.36	1.39	1.03	0.79	0.68	0.66

James Hardie 2023 Annual Report on Form 20-F	184

Adjusted Return on Capital Employed ("Adjusted ROCE")

(Millions of US dollars)	FY23	FY22	FY21	FY20	FY19	FY18
Numerator
Adjusted operating income	$779.8	$815.6	$629.0	$486.8	$404.6	$397.5
Adjustments to operating income[1]	—	—	—	—	(7.3)	—
Adjusted operating income for ROCE	779.8	815.6	629.0	486.8	397.3	397.5
Denominator
Gross capital employed (GCE)	1,816.5	1,653.9	1,780.8	1,753.7	1,492.7	1,272.0
Adjustments to GCE[2]	(184.8)	(56.4)	(193.6)	(195.5)	(77.4)	(24.3)
Adjusted gross capital employed	$1,631.7	$1,597.5	$1,587.2	$1,558.2	$1,415.3	$1,247.7
Adjusted ROCE	47.8%	51.1%	39.6%	31.2%	28.1%	31.9%

[1]Adjustments as calculated according to ROCE stock compensation plan documents
[2]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the remuneration committee; (iii) adding back leasehold assets for manufacturing facilities and other material leased assets (FY18-FY19) and (iv) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Adjusted interest, net

(Millions of US dollars)	FY23	FY22
Interest, net	$30.7	$39.3

AICF interest income, net	(4.2)	(0.9)
Adjusted interest, net	$34.9	$40.2

Adjusted effective tax rate

(Millions of US dollars)	FY23	FY22
Income before income taxes	$723.5	$643.1
Asbestos:
Asbestos adjustments loss	37.0	131.7
AICF SG&A expenses	1.4	1.3
AICF interest income, net	(4.2)	(0.9)
Adjusted income before income taxes	$757.7	$775.2

Income tax expense	211.5	184.0
Tax adjustments[1]	(59.3)	(29.5)
Adjusted income tax expense	$152.2	$154.5
Effective tax rate	29.2%	28.6%
Adjusted effective tax rate	20.1%	19.9%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

James Hardie 2023 Annual Report on Form 20-F	185

North America Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY23	FY22	FY21	FY20	FY19
Operating income	$767.5	$741.2	$585.5	$429.3	$382.5
Excluding:
Restructuring and product line discontinuation expenses	—	—	2.5	41.2	5.4
North America Fiber Cement Segment Adjusted operating income	$767.5	$741.2	$588.0	$470.5	$387.9
North America Fiber Cement segment net sales	2,787.6	2,551.3	2,040.2	1,816.4	1,676.9
North America Fiber Cement Segment Adjusted operating income margin	27.5%	29.1%	28.8%	25.9%	23.1%

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY23		FY22		FY21		FY20		FY19
Operating income	A$	208.8	A$	217.4	A$	172.4	A$	80.8	A$	136.5
Excluding:
Restructuring expenses	—		—		4.9		58.3		—
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	208.8	A$	217.4	A$	177.3	A$	139.1	A$	136.5
Asia Pacific Fiber Cement segment net sales	787.0		777.7		635.2		614.1		612.2
Asia Pacific Fiber Cement Segment Adjusted operating income margin	26.5%		28.0%		28.0%		22.7%		22.3%

Europe Building Products Segment Adjusted operating income

(Millions of Euros)	FY23	FY22	FY21	FY20	FY19
Operating income	€25.2	€54.2	€31.4	€10.0	€9.1
Excluding:
Restructuring expenses	—	—	4.5	4.9	—
Europe Building Products Segment Adjusted operating income	€25.2	€54.2	€35.9	€14.9	€9.1
Europe Building Products segment net sales	431.8	420.5	350.6	334.2	318.0
Europe Building Products Segment Adjusted operating income margin	5.8%	12.9%	10.4%	4.5%	2.7%

James Hardie 2023 Annual Report on Form 20-F	186

EXHIBIT LIST

Exhibit Number	Exhibit Description
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

2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 03 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)
2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2023 Annual Report on Form 20-F	187

Exhibit Number	Exhibit Description
2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.16	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.17	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)
2.18	Credit and Guaranty Agreement, dated 21 December 2021, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.18 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)

4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

James Hardie 2023 Annual Report on Form 20-F	188

Exhibit Number	Exhibit Description
4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.19	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

James Hardie 2023 Annual Report on Form 20-F	189

Exhibit Number	Exhibit Description
4.20	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.22	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.23	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.28	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.29	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

4.30
James Hardie Industries plc 2020 Non-Executive Director Equity Plan (filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

8.1*	List of significant subsidiaries of James Hardie Industries plc

James Hardie 2023 Annual Report on Form 20-F	190

Exhibit Number	Exhibit Description
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2023 Annual Report on Form 20-F	191

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ AARON ERTER
Aaron Erter
Date: 16 May 2023		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ ANNE LLOYD
Anne Lloyd
Date: 16 May 2023		Chairperson