Form 20-F
period 2024-03-31
James Hardie Industries plc
filed 2024-05-20
CIK 1159152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 March 2024
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
1st Floor, Block A
One Park Place
Upper Hatch Street, Dublin 2, D02 FD79, Ireland
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 433,784,634 shares of common stock at 31 March 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes ☒  No
Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

2024
ANNUAL REPORT
ON FORM 20-F

James Hardie 2024 Annual Report on Form 20-F	i

James Hardie 2024 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)
PART 1
Item 1. Identity of Directors, Senior Management and Advisers	Not applicable
Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information
A. [Reserved]	Not applicable
B. Capitalization and Indebtedness	Not applicable
C. Reasons for the Offer and Use of Proceeds	Not applicable
D. Risk Factors	149-159
Item 4. Information on the Company
A. History and Development of the Company	2-3; 12-13; 180
B. Business Overview	3-9
C. Organizational Structure	3; 10
D. Property, Plants and Equipment	11-13; 106-107
Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects
A. Operating Results	99-105
B. Liquidity and Capital Resources	105-107
C. Research and Development, Patents and Licenses, etc.	8
D. Trend Information	107
E. Critical Accounting Estimates	96-99
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management	14-29
B. Compensation	30-68
C. Board Practices	22-29; 69-93
D. Employees	165
E. Share Ownership	57-60; 64-68
F. Disclosure of a Registrant’s action to Recover Erroneously Awarded Compensation	None
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders	181-182
B. Related Party Transactions	130
C. Interests of Experts and Counsel	Not Applicable
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	108-147; 179
B. Significant Changes	None
Item 9. The Offer and Listing
A. Offer and Listing Details	165-167
B. Plan of Distribution	Not Applicable
C. Markets	165-166
D. Selling Shareholders	Not Applicable
E. Dilution	Not Applicable
F. Expenses of the Issue	Not Applicable

James Hardie 2024 Annual Report on Form 20-F	iii

PART 1 (continued)	Page(s)
Item 10. Additional Information
A. Share Capital	Not Applicable
B. Memorandum and Articles of Association	179
C. Material Contracts	179
D. Exchange Controls	179
E. Taxation	169-176
F. Dividends and Paying Agents	Not Applicable
G. Statement by Experts	Not Applicable
H. Documents on Display	180
I. Subsidiary Information	Not Applicable
J. Annual Report to Security Holders	180
Item 11. Quantitative and Qualitative Disclosures About Market Risk	177-178
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable
B. Warrants and Rights	Not Applicable
C. Other Securities	Not Applicable
D. American Depositary Shares	166-167
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15. Controls and Procedures	161-162
Item 16. [Reserved]	Not Applicable
Item 16A. Audit Committee Financial Expert	88
Item 16B. Code of Ethics	85-87
Item 16C. Principal Accountant Fees and Services	148
Item 16D. Exemptions from the Listing Standards for Audit Committees	None
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	168
Item 16F. Change in Registrant’s Certifying Accountant	None
Item 16G. Corporate Governance	69-93
Item 16H. Mine Safety Disclosure	12
Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	Not Applicable
Item 16J. Insider Trading Policies	86-87
Item 16K. Cybersecurity	163-164
PART III
Item 17. Financial Statements	Not Applicable
Item 18. Financial Statements	108-147
Item 19. Exhibits	189-193

James Hardie 2024 Annual Report on Form 20-F	1

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
The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; the term “AUD” or “A$” refers to Australian dollars; and the term “EUR” or “€” refers to Euros.

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

James Hardie 2024 Annual Report on Form 20-F	2

INFORMATION ON THE COMPANY
History and Development of the Company

About James Hardie

James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the Australian Securities Exchange (“ASX”), Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.
The address of our registered office in Ireland is 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. The telephone number is +353 1411 6924. Our corporate website is www.jameshardie.com. Our agent in the United States is CT Corporation. Its office is located at 28 Liberty Street - 42nd Floor, New York, New York 10005. The address of our registered office in Australia is Level 17, 60 Castlereagh Street, Sydney NSW 2000 and the telephone number is +61 13 11 03. Our share registry is maintained by Computershare Investor Services Pty Ltd. All inquiries and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, GPO Box 2975, Melbourne, VIC 3001; telephone: +61 3 9415 4000 or toll free within Australia: 1300 855 080. Our American Depositary Receipt (“ADR”) register is maintained by Deutsche Bank. All inquiries and correspondence regarding American Depositary Shares (“ADSs”) should be directed to Deutsche Bank, 1 Columbus Circle Floor 17S, New York, New York 10019, United States; telephone 1-212-250-9100.
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
In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to Asbestos Injuries Compensation Fund (“AICF”) for the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are

James Hardie 2024 Annual Report on Form 20-F	3

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
Corporate Structure
The following diagram summarizes our corporate structure at 31 March 2024:
Business Overview
General Overview of Our Business

James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions. We market our fiber cement products and systems under the HardieTM brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, HardieTM Architectural Collection, and other brand names such as Cemboard®, Prevail®, Scyon®, Linea® and Hardie™ Oblique™ cladding. We are also a market leader in the European premium timber frame and dry lining business, especially in Germany, Switzerland and Denmark. We market our fiber gypsum and cement-bonded boards under the fermacell® brand and our fire-protection boards under the AESTUVER® brand.
The Company has three operating segments: North America Fiber Cement, Asia Pacific Fiber Cement and Europe Building Products. See Notes 2 and 18 to our consolidated financial statements in Section 2 for a description of our operating segments and a breakdown of our net sales by operating segment and geographic market for each of our last three fiscal years.

James Hardie 2024 Annual Report on Form 20-F	4

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

James Hardie 2024 Annual Report on Form 20-F	5

Significant New Products

In North America, new products released over the last three years include, an expanded ColorPlus® Technology offering through the Magnolia Home | James Hardie Collection and the HardieTM Architectural Collection.

In Asia Pacific, new products released over the past three years include Hardie™ Brushed Concrete Cladding to support our continued growth of our Hardie Embedded Texture Panel products and Hardie™ Oblique™ Cladding launched in Australia. In the Philippines, we debuted a product built specifically for Filipino homes and climate: HardieFlex® NexGen™ fiber cement boards with MoldBlock™ Technology.
In Europe, new products released over the past three years include HardieTM VL Plank, as well as the HardieTM Architectural Collection (which includes designs such as brushed concrete, smooth sand and the recently launched metallic) and fermacell® Therm25TM dry screed elements and the new pumpable levelling compound which helps to speed up and simplify the flooring renovation processes.
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
Fiber Gypsum and Cement-Bonded Boards
Our European fermacell® brand products are sold into the residential repair and remodel, commercial and residential new construction markets. The fermacell® brand of products comprise fiber gypsum and cement-bonded boards, two complementary products in the high performance board space, mainly used in timber frame construction, commercial dry lining projects and repair and remodel. Cement bonded boards are also used for several fire protection projects including tunnels.

James Hardie 2024 Annual Report on Form 20-F	6

Our key markets for fermacell® brand products in Europe include Germany, Switzerland, UK, Denmark, France, Belgium, Netherlands and Luxembourg, where we sell our products to residential and commercial new-build as well as to repair and remodel. In addition, our fire protection AESTUVER® boards are sold to projects worldwide.
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
Cement
Cement is acquired in bulk from local suppliers.
Water
We primarily use local water supplies and process all wastewater to comply with environmental requirements.

James Hardie 2024 Annual Report on Form 20-F	7

Gypsum
The primary types of gypsum used in the production of our fiber gypsum products are natural and synthetic gypsum. Natural gypsum is extracted in Germany and Spain and processed in Germany, the Netherlands and Spain. Synthetic gypsum is obtained from power plants in Germany and Poland. While synthetic gypsum will be phased out due to the coal power plant phase-out in the European Union, we are well positioned for the future with natural gypsum sources.
Recycled Paper
Recycled paper, utilized in the production of our fiber gypsum products in Europe, is generally sourced locally by the various production plants in Europe.
Sales, Marketing and Distribution
Our brand names, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy. The Company leverages a global integrated marketing campaign that seeks to empower homeowners to realize their dream home, while also marketing directly to the building trades to drive demand for our products.
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

James Hardie 2024 Annual Report on Form 20-F	8

Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders and building contractors. We encourage them to specify and install our products because of the quality and craftsmanship of our products.
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

James Hardie 2024 Annual Report on Form 20-F	9

Governmental Regulation
As an Irish plc, we are governed by the Irish Companies Act 2014 and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Other Information – Constitution” for additional information regarding the Irish Companies Act 2014 and regulations to which we are subject.

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

James Hardie 2024 Annual Report on Form 20-F	10

Organizational Structure
JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2024.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe GmbH	Germany	Germany
James Hardie Europe Holdings GmbH	Germany	Germany
James Hardie Holdings Limited	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Limited	Ireland	Ireland
James Hardie International Holdings Limited	Ireland	Ireland
James Hardie NL1 B.V.	Netherlands	Netherlands
James Hardie NL2 B.V.	Netherlands	Netherlands
James Hardie North America, Inc	United States	United States
James Hardie Technology Holdings 1 Limited	Ireland	Ireland
James Hardie Technology Holdings 2 Limited	Ireland	Ireland
James Hardie Technology Limited	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

James Hardie 2024 Annual Report on Form 20-F	11

Property, Plants and Equipment
We have manufacturing plants across the United States, Europe, Australia and the Philippines, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.
Manufacturing Capacity
We own all the manufacturing facilities listed below.

Plant Location	31 March 2024 Nameplate Capacity (mmsf)[1]	Planned Future Nameplate Capacity (mmsf)[1]
United States fiber cement
Cleburne, Texas	666	666
Peru, Illinois	560	560
Plant City, Florida	600	600
Pulaski, Virginia	600	600
Reno, Nevada	300	300
Tacoma, Washington	500	500
Waxahachie, Texas	413	413
Fontana, California	250	250
Summerville, South Carolina	190	190
Prattville, Alabama	600	1,200
Westfield, Massachusetts[2]	N/A	N/A
Greenfield - Crystal City, Missouri	—	600
Total United States fiber cement	4,679	5,879
Asia Pacific fiber cement
Rosehill, New South Wales, Australia	180	180
Carole Park, Queensland, Australia	317	317
Cabuyao City, Philippines	172	172
Total Asia Pacific fiber cement	669	669
Europe fiber gypsum
Münchehof, Germany	441	441
Orejo, Spain	275	527
Wijchen, the Netherlands	273	273
Siglingen, Germany	154	154
Total Europe fiber gypsum	1,143	1,395
Total Europe fiber cement greenfield plant	—	300
Europe Other
Calbe, Germany [3]	41	41
Schraplau, Germany [2]	N/A	N/A

James Hardie 2024 Annual Report on Form 20-F	12

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
2Our Westfield, Massachusetts plant is a finishing facility for fiber cement substrate made at other locations. Our Schraplau, Germany facility is a raw materials processing facility for our fiber gypsum plants. As a result, no annual nameplate capacity is available for either of these facilities.
3Our Calbe, Germany plant produces cement bonded boards.
For fiscal year 2024, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 85%, 68% and 88% in the United States, Europe and Asia Pacific, respectively. For fiscal year 2023, actual capacity utilization across our fiber cement and fiber gypsum plants was an average of 89%, 81% and 95% in the United States, Europe and Asia Pacific, respectively.
Mines
In North America, we lease a silica quartz mine site near our Tacoma, Washington facility that is being actively mined. We have contracted with a third-party mining company to perform the mining operations at that site, including providing the labor and equipment for the mining work. The lease for our quartz mine in Washington expires in February 2027, with additional options to renew. We also lease a silica quartz mine site in Nevada, maintain leases on various properties in Texas that would permit us to mine silica quartz and own property in California which could be mined for silica. As of 30 April 2024, other than the site in Washington, we are not mining at the Nevada, Texas or California sites and have no immediate plans to do so.
As a mine operator in the US, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2024, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.
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
Capital Expenditures
We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in safety, equipment maintenance and upgrades, and capacity to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

(US$ Millions)	2024	2023	2022
North America Fiber Cement	$298.1	$392.0	$188.4
Asia Pacific Fiber Cement	47.8	136.2	46.9
Europe Building Products	89.7	57.8	18.7
R&D and Corporate	13.7	5.3	3.8
Total Capital Expenditures	$449.3	$591.3	$257.8

James Hardie 2024 Annual Report on Form 20-F	13

Significant active capital expenditures
At 31 March 2024, the following significant capital expenditures remain in progress:

Project Description	Approximate Investment (In millions)		Investment to date (In millions)		Project Start Date	Expected Completion Date	Expected Nameplate Capacity Increase (mmsf)
Prattville Greenfield expansion (sheet machines #3 and #4)	US$	439.0	US$	342.3	Q3 FY22	FY25	600
Prattville ColorPlus® finishing capacity	US$	83.8	US$	24.7	Q2 FY23	FY26	N/A
Orejo Brownfield expansion		€134.1		€89.1	Q3 FY22	FY25	252

Significant completed capital expenditure projects
The following is a list of significant capital expenditure projects completed in the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Massachusetts ColorPlus® finishing capacity	$56.4	FY21 - FY24
Prattville Trim finishing capacity	$55.1	FY21 - FY23
Carole Park Brownfield expansion	$36.8	FY19 - FY23
Prattville Greenfield expansion (sheet machines #1 and #2)	$241.2	FY18 - FY22
Summerville restart	$11.1	FY21 - FY22
Capital Divestitures
During the three most recent fiscal years, we did not make any material capital divestitures. However, in fiscal year 2024, we announced the cancellation of our plans to build a greenfield site in Truganina, Australia. For further information, see Note 7 to our consolidated financial statements in Section 2.

James Hardie 2024 Annual Report on Form 20-F	14

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
James Hardie Executive Team
The Company’s management is overseen by an executive team, whose members cover the key areas of finance, human resources, investor relations, legal, manufacturing, marketing, operations, production, R&D and sales.
Members of our management executive team at 30 April 2024 are:

Aaron Erter
Chief Executive Officer
Age	50
Expertise, experience and skills
Aaron Erter was appointed as Chief Executive Officer (“CEO”) in September 2022.
A highly experienced executive, Mr. Erter possesses deep expertise in global, multi-billion dollar organizations in the consumer and industrial sectors. Specifically, he has built and managed high-performing teams, is proficient in P&L management, strategy development, product development, marketing, sales leadership and M&A.

Before coming to James Hardie, Mr. Erter served as CEO of PLZ Corp, a leader of specialty liquid and aerosol manufacturing.

Mr. Erter’s other career experiences include Sherwin-Williams, where he served as global president for Sherwin’s Consumer and Industrial businesses, Valspar, where he was senior vice president and general manager of the company’s Consumer business and 15 years at Stanley Black & Decker, where he held numerous leadership roles in sales and marketing for both the Black & Decker and DEWALT Brands.

Mr. Erter serves on the Board of Directors for Chicagoland Habitat for Humanity.

Mr. Erter holds a Bachelor of Economics from The Wharton School at The University of Pennsylvania and an MBA from The University of Notre Dame – Mendoza College of Business.

James Hardie 2024 Annual Report on Form 20-F	15

Rachel Wilson
Chief Financial Officer
Age	52
Expertise, experience and skills	Rachel Wilson was appointed Chief Financial Officer (“CFO”) of James Hardie in August 2023.

Ms. Wilson has a 30-year track record of driving stakeholder value for global technology, business services and consumer companies. Ms. Wilson has executed dozens of multi-billion transactions as an agent or principal and managed highly impactful finance functions including FP&A, investor relations and treasury.

Prior to James Hardie, Ms. Wilson served as the Chief Financial Officer and Treasurer of R1 RCM, a healthcare IT company that services hospitals and health systems across the United States. Ms. Wilson also previously served as the SVP Finance and Treasurer for Iron Mountain, a global enterprise information management company, and later, as its Chief Financial Officer, Data Centers.

Ms. Wilson was appointed to the Security and Exchange Commission’s (SEC) inaugural Fixed Income Market Structure Advisory Committee in 2017, and was named “Best Investor Relations Professional, Sell Side,” by Institutional Investor in 2016.

Ms. Wilson holds a joint B.A. and M.A. in international economics and international relations from Johns Hopkins University and an MBA from Columbia Business School.

James Hardie 2024 Annual Report on Form 20-F	16

Farhaj Majeed
Chief Human Resources Officer
Age	46
Expertise, experience and skills
Farhaj Majeed joined James Hardie as Chief Human Resources Officer (“CHRO”) in February 2023.
Mr. Majeed is an accomplished human relations professional with over 20 years of experience. Prior to James Hardie, Mr. Majeed held a variety of global and regional HR roles with top-tier companies such as Kraft Foods, Mondelez International, Abbott Laboratories and most recently, Whirlpool Corporation, where he led the Europe and MEA region as VP & CHRO, EMEA.

Mr. Majeed holds an MBA from the Institute of Business Management with an emphasis on Human Resources and Marketing.

Tim Beastrom
Chief Legal Counsel and Chief Compliance Officer
Age	57
Expertise, experience and skills
Tim Beastrom joined James Hardie in January 2023 as Chief Legal Counsel and Chief Compliance Officer.
Mr. Beastrom’s resume includes 25 years of in-house legal counsel focusing on corporate governance, securities law, environmental, social and governance risk oversight, mergers and acquisitions and commercial law.

Before starting at James Hardie, Mr. Beastrom was Chief Securities Counsel and Associate General Counsel at Ecolab, Inc.

Mr. Beastrom received his Juris Doctor from the University of Minnesota Law School and holds a Bachelor of Arts in business administration and management from Gustavus Adolphus College.

James Hardie 2024 Annual Report on Form 20-F	17

Sean Gadd
President, North America
Age	51
Expertise, experience and skills
Sean Gadd serves as President of North America for James Hardie, a position he’s held since January 2022.

Mr. Gadd began his career at James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr. Gadd then moved to the U.S. in 2006 to take on the role of Manufacturing Manager for various manufacturing facilities across the United States.

Since then, Mr. Gadd has had a variety of roles with increasing levels of responsibilities. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America, with responsibility for strategic marketing and development. In December 2018, Mr. Gadd was appointed Executive Vice President, North America, Commercial, where his responsibilities included sales, product development and marketing prior to his current appointment as President, North America.

Mr. Gadd holds a Bachelor of Science in Engineering from the University of New South Wales and an MBA from its business school, the Australian Graduate School of Management.

James Hardie 2024 Annual Report on Form 20-F	18

Joe Liu
Chief Technology Officer
Age	61
Expertise, experience and skills
Joe Liu serves as James Hardie’s Chief Technology Officer (“CTO”), a role he’s held since January 2022.
In his role, Mr. Liu leads the firm’s global research and development and innovation efforts. Before taking over CTO duties, Mr. Liu was general manager for James Hardie’s Asia Pacific business.
Prior to James Hardie, Mr. Liu had an impressive 26 year career with 3M, where he held a variety of senior leadership roles in research and development, as well as commercial and international management.
Mr. Liu holds a Bachelor of Science and a Ph.D. in thermal energy and power engineering from Xi’an Jiao Tong University in China and an additional Ph.D. in mechanics from the University of Minnesota.

James Johnson II
Chief Information Officer
Age	52
Expertise, experience and skills
James Johnson II is James Hardie’s Chief Information Officer (“CIO”), a position he’s held since December 2021.
With a proven track record of developing effective, leading-edge technology solutions that create business value, he is responsible for all aspects of information technology and cyber security globally.
Mr. Johnson brings over 25 years of relevant and progressive IT experience, including 15 years as CIO for businesses in a variety of industries, including chemicals and metals companies. Most recently, Mr. Johnson held the role of CIO at Carpenter Technology and has also held IT roles with Honeywell International, Performance Fibers and Trinseo.
Mr. Johnson holds a Bachelor of Arts in economics from the University of Virginia and an MBA from the University of Maryland.

James Hardie 2024 Annual Report on Form 20-F	19

Ryan Kilcullen
Executive Vice President, Global Operations
Age	43
Expertise, experience and skills
Ryan Kilcullen is Executive Vice President of James Hardie’s Global Operations, a position he’s held since January 2022.
Mr. Kilcullen joined the company in 2007 as a PcI/PdI Engineer. Since then, Mr. Kilcullen has worked for the company in various manufacturing and supply chain roles including Process Engineer, Production Manager and Supply Chain Engineer.
Mr. Kilcullen was appointed Executive Vice President – North America Operations in 2016, where he was responsible for the company's supply chain, manufacturing, engineering and environmental and health & safety operations.
Mr. Kilcullen holds a Bachelor of Science in industrial engineering from Rensselaer Polytechnic Institute and a Master of Engineering in logistics from the Massachusetts Institute of Technology.

John Arneil
President, Asia Pacific
Age	44
Expertise, experience and skills
John Arneil is President of James Hardie’s Asia Pacific operations, a role he’s held since February 2023.
Since joining the company more than twenty years ago, Mr. Arneil has built an impressive career, having worked in James Hardie’s European, North American, and Asia Pacific businesses in a variety of commercial and operational roles.
Mr. Arneil has enjoyed exposure to multiple markets in different phases of business maturity and complexity enabling him to fully understand value creation from a consumer and customer perspective and how that translates end-to-end through innovation, manufacturing, commercialization and supply chain management. This, coupled with deep industry relationships has enabled Mr. Arneil to deliver record results for the Australian and New Zealand businesses year-over-year.
Mr. Arneil has a Bachelor of Business Management from The University of Queensland in Australia and a Master of Business Administration from The University of Leicester in the UK.

James Hardie 2024 Annual Report on Form 20-F	20

Christian Claus
President, Europe
Age	41
Expertise, experience and skills
Christian Claus is the President of James Hardie’s Europe business, a position he’s held since January 2023.
Prior to James Hardie, Mr. Claus held multiple leadership positions at Tarkett, a leading sustainable flooring and sports surface firm based out of Paris. Mr. Claus also held senior leadership positions at Air Liquide, the world’s leading manufacturer of industrial gases, as well as various commercial and international management roles at 3M.
Mr. Claus holds both an undergraduate and MBA from Heinrich Heine University in Duesseldorf, Germany and has completed numerous executive education programs at Harvard Business School, London Business School and the Massachusetts Institute of Technology.

Jill Kolling
Chief Sustainability Officer
Age	58
Expertise, experience and skills
Jill Kolling has served as Jame’s Hardie’s Chief Sustainability Officer (“CSO”) since March 2022.
Ms. Kolling is responsible for the development and execution of James Hardie’s global environment, social and governance strategy, ensuring integration with the company’s overall business goals. Prior to James Hardie, Ms. Kolling was the vice president for global sustainability at American conglomerate Cargill and built the first-ever global sustainability function for the corporation.
Ms. Kolling has a proven track record of applying strategic insights and systems thinking to optimize shareholder value, positive environmental outcome and social good.
Ms. Kolling holds a Bachelor of Science in mechanical engineering and a Master of Science in computer science, both from the University of Minnesota.

James Hardie 2024 Annual Report on Form 20-F	21

Stephen Balsavich
Global Head of Transformation
Age	43
Expertise, experience and skills
Stephen Balsavich has served as Jame’s Hardie’s Global Head of Transformation since December 2021.
Mr. Balsavich is responsible for leading the coordination and execution of various strategic and change initiatives. Mr. Balsavich began his career at James Hardie in 2016 and has worked on both finance and IT teams. During James Hardie’s acquisition of Fermacell in Europe, Mr. Balsavich served as the PMO and IT lead, which included integration efforts post deal closing.
Prior to James Hardie, Mr. Balsavich spent most of his career in mergers and acquisitions for PricewaterhouseCoopers (PwC).
Mr. Balsavich holds a Bachelor of Science in finance from the University of Illinois and an MBA from Dominican University.

Joel Wasserman
Vice President, Corporate Communications and Global Brand Management
Age	62
Expertise, experience and skills
Joel Wasserman joined James Hardie as VP of Corporate Communications and Global Brand Management in January 2023.
Mr. Wasserman is responsible for the company’s global marketing and communications initiatives. He has more than 35 years of progressive communications and marketing experience that includes work at integrated marketing agencies and consumer products companies.
Prior to his role with James Hardie, Mr. Wasserman spent ten years with Sherwin-Williams and Valspar where he was responsible for strategic planning and brand management for all paint brands in the consumer brands group. During his career, Mr. Wasserman has supported marketing and communications efforts for dozens of global companies and brands including Citibank, Kellogg’s, Kraft Foods and Black & Decker.
Mr. Wasserman holds a Bachelor of Science in Economics from Northern Illinois University.

James Hardie 2024 Annual Report on Form 20-F	22

Board of Directors
James Hardie’s Board of Directors (the “Board”) have widespread experience, spanning general management, finance, manufacturing, marketing and accounting. Each non-executive director also brings valuable international experience that assists with James Hardie’s growth. For additional information, see “Section 1 - Corporate Governance Report” of this Annual Report.
Members of the Board at 30 April 2024 are:

Anne Lloyd, BS, CPA
Independent, Non-Executive Chair Appointed to the Board November 2018 Appointed as Chair November 2022 Current term expires November 2025
Age	62
Committees	None
Qualifications	Certified Public Accountant (CPA); BS in Business Administration (University of North Carolina)
Expertise, experience and skills
Anne Lloyd was appointed as an independent non-executive director of James Hardie in November 2018. Ms. Lloyd served as a member of the Audit Committee from the date of her appointment during her entire tenure as a Board member, with the exception of the period from 26 August 2019 through 25 February 2020, during which time she served as Interim CFO. She was appointed Chair of the Audit Committee effective 8 August 2020 and Deputy Chairperson effective 10 August 2022. She also served as Lead Independent Director from 6 January 2022 to 1 September 2022. Ms Lloyd was appointed Chair of the Board effective 3 November 2022 at which time she stepped down as Chair of the Audit Committee.
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

Other current directorships (Listed)	Insteel Industries, Inc (NYSE:IIIN) (since 2019); Highwoods Properties, Inc. (NYSE:HIW) (since 2018)
Other current directorships (Unlisted)	New Frontier Materials LLC (since 2021)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	23

Peter-John Davis
Independent, Non-Executive Director Appointed to the Board August 2022 Current term expires August 2025
Age	65
Committees	Nominating and Governance Committee (Member)
Qualifications	Advanced Management Program (Harvard Business School); Foundation Member of Australian Institute of Company Directors (AICD)
Expertise, experience and skills	Peter John (PJ) Davis previously served as Chief Operating Officer (COO) of Bunnings Australia & New Zealand. During his 15-year tenure as COO, the division was one of the most profitable of the Wesfarmers Group.

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

Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	Australia

James Hardie 2024 Annual Report on Form 20-F	24

Persio V. Lisboa, BS
Independent, Non-Executive Director Appointed to the Board February 2018 Current term expires August 2024
Age	58
Committees	Remuneration Committee (Chair); Nominating and Governance Committee (Member)
Qualifications	BS in Business Administration (Pontificia Universidade Catolica University)
Expertise, experience and skills	Mr Lisboa has extensive senior executive experience. He served as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he held from July 2020 to September 2021, when he decided to retire. Prior to that position, Mr Lisboa served at Navistar as Executive Vice President and Chief Operating Officer from March 2017 to July 2020, President of Operations from November 2014 to March 2017, Chief Procurement Officer from October 2011 to November 2014, and several other key senior leadership positions since 2005. Prior to these, Mr Lisboa held various senior leadership positions within Navistar’s South American operations. Mr Lisboa began his career at Maxion International Motores Brasil in 1986.
Other current directorships (Listed)	J.B. Hunt Transport Services Inc. (NASDAQ: JBHT) (since 2023)
Other current directorships (Unlisted)	Ascendance Trucks, LLC. (since 2023); Allegiance Trucks, LLC. (since 2023)
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	25

Renee J. Peterson, BS, MBA
Independent, Non-Executive Director Appointed to the Board November 2022 Current term expires August 2026
Age	63
Committees	Audit Committee (Chair)
Qualifications	BS in Accounting (St. Cloud State University Herberger Business School); MBA (University of Minnesota); Certified Public Accountant (inactive); Six-Sigma Green Belt
Expertise, experience and skills	Ms Peterson served as CFO for The Toro Company, a leading worldwide provider of innovative solutions for the outdoor environment with responsibility for all aspects of finance, information technology and investor relations, until March 2023. She continued to serve as Vice President until July 2023.

She previously served as Eaton Corporation’s Vice President of Finance and Planning for the company’s truck and automotive segments.

Prior to joining Eaton, Ms Peterson served in various financial leadership positions of increasing responsibility at Honeywell International over 25-years. Ms Peterson’s career has spanned several different areas within the industrial sector, including aerospace, automotive, construction and consumer products.

She earned her Bachelor of Science degree in accounting from St. Cloud State University Herberger Business School and an MBA from the University of Minnesota. She is a certified public accountant (inactive) and holds a six-sigma green belt certification.

Ms Peterson is an independent director for Franklin Electric (FELE), a global leader in the manufacturing and distribution of water and fueling products and solutions and is currently Audit Committee Chair. She also serves as the executive sponsor for the Franklin Women’s Network.

She previously served on the Board of the Greater Twin Cities United Way (GTCUW) as the Treasurer and Finance & Human Capital Committee Chair and was also a member of the GTCUW Executive Committee. Ms Peterson is also a member of the MN Women’s Economic Roundtable (MWER) and Women Corporate Directors.

Other current directorships (Listed)	Franklin Electric (NASDAQ:FELE) (since 2015)
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	None
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	26

Rada Rodriguez, MSc
Independent, Non-Executive Director Appointed to the Board November 2018 Current term expires November 2025
Age	65
Committees	Nominating and Governance Committee (Chair); Remuneration Committee (Member)
Qualifications	MSc Construction Engineering, Diploma in Efficient Board Management (Institute of Directors, UK)
Expertise, experience and skills	Ms Rodriguez serves as Chief Executive Officer of Signify DACH, part of the Signify Group, a world leader in connected LED lighting systems, software and services, since May 2021. She previously served as Chief Executive Officer of Schneider Electric GmbH, part of Schneider Electric Group, a global energy management and automation company and served as Senior Vice President, Corporate Alliances until 2021. On joining the company in 1999, she held a progression of senior roles including Head of International Research and Development for Schneider Electric Sweden, and Senior Vice President and Zone President, Central and Eastern Europe.

Prior to joining Schneider Electric GmbH, she worked at Level Group (later acquired by Schneider) and before that she worked for 5 years at Colasit Scandinavia AB, a Swiss industrial machinery manufacturer. She started her career with K-Konsult AB, a Swedish technical consulting firm with a focus on installation technology where she worked for 5 years as a design engineer.
Other current directorships (Listed)	None
Other current directorships (Unlisted)	ZVEI (since 2014)
Former listed company directorships (last five years)	None
Residency	Germany

James Hardie 2024 Annual Report on Form 20-F	27

Suzanne B Rowland, MS, BS
Independent, Non-Executive Director Appointed to the Board February 2021 Current term expires August 2024
Age	62
Committees	Audit Committee (Member); Remuneration Committee (Member)
Qualifications	BS in Chemical Engineering (University of Pennsylvania); Master of Science in Business Studies (London Business School)
Expertise, experience and skills	Ms Rowland has extensive senior executive experience leading complex global materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies driving focused profitable growth.

Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International plc between 2009 and 2015 where she led significant improvements in customer relationships, market share gains, pricing, operational execution, and acquisition integration. Before joining Tyco, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she held multiple senior executive roles including turning around the global Adhesives division and leading Procurement & Logistics for the company.

In 2023, Ms Rowland earned the Sustainability and Climate Risk Certificate from the Global Association of Risk Professionals.
Other current directorships (Listed)	Sealed Air Corporation (NYSE: SEE) (since 2020)
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	SPX Flow, Inc. (NYSE: SPXC) (2018-2022); L.B. Foster Co. (NASDAQ: FSTR) (2008-2022)
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	28

Nigel Stein, CA, BSc
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	68
Committees	Audit Committee (Member); Nominating and Governance Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Edinburgh University); Chartered Accountant (CA) (Institute of Chartered Accountants of Scotland)
Expertise, experience and skills	Mr Stein has extensive experience in the global automotive and manufacturing sectors. He previously served as Chairman of Inchcape plc (Inchcape), an automotive distribution, retail and financing company, a position he held from May 2018 to May 2024 and as a non-executive director from October 2015 to May 2024.

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
Other current directorships (Listed)	None
Other current directorships (Unlisted)	None
Former listed company directorships (last five years)	Inchcape PLC (LSE: INCH) (2015 - 2024)
Residency	United Kingdom

James Hardie 2024 Annual Report on Form 20-F	29

Harold Wiens, BS
Independent, Non-Executive Director Appointed to the Board May 2020 Current term expires August 2026
Age	77
Committees	Audit Committee (Member)
Qualifications	Bachelor of Science in Mechanical Engineering (Michigan Technological University)
Expertise, experience and skills	Mr Wiens worked at 3M Company (3M) for thirty-eight years. He served as Executive Vice President, Industrial Business and Transportation Business from 1998 until his retirement from 3M in 2006. It is 3M’s largest and most diverse business serving many different end markets ranging from electronic to automotive and aerospace manufacturing. During this time, Mr Wiens restructured the business, leading a global implementation of Six Sigma that drove significant international growth.

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

Other current directorships (Listed)	None
Other current directorships (Unlisted)	Rejuvi Venture LLC. (since 2021)
Former listed company directorships (last five years)	Bio-Techne Corporation (NASDAQ:TECH) (2014 - 2020)
Residency	United States

James Hardie 2024 Annual Report on Form 20-F	30

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

This Remuneration Report outlines the key remuneration plans and programs and share ownership information for our Board of Directors and certain of our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2024) (“Senior Executive Officers”) in fiscal year 2024, and also includes an outline of the key changes for fiscal year 2025. Further details of these changes will be set out in the 2024 Notice of Annual General Meeting (“AGM”).

For fiscal year 2024, our senior executive officers are:

•Aaron Erter, Chief Executive Officer;
•Rachel Wilson, Chief Financial Officer (effective 16 August 2023);
•Sean Gadd, President, North America;
•Ryan Kilcullen, Executive Vice President, Global Operations;
•Timothy Beastrom, Chief Legal Officer; and
•Jason Miele, Chief Financial Officer (former Chief Financial Officer).

As previously announced, Mr Jason Miele ended his service as Chief Financial Officer on 16 August 2023 and remained as a consultant until 17 November 2023.

This Remuneration Report has been adopted by our Board on the recommendation of the Remuneration Committee.

James Hardie 2024 Annual Report on Form 20-F	31

EXECUTIVE SUMMARY
Fiscal Year 2024 Business Highlights1

Our operating results for fiscal year 2024 reflected solid financial results, highlighted by record net sales of US$3.9 billion, an increase of 4% compared to fiscal year 2023. Adjusted earnings before interest and taxes (“EBIT”) of US$941 million and Adjusted net income of US$708 million in fiscal year 2024 increased 21% and 17%, respectively, compared to fiscal year 2023.

The following graphs show our performance for key financial measures during fiscal year 2024, with a comparison to prior corresponding periods:

Net Sales
Dollars in US millions
FY24 3,936
FY23 3,777
FY22 3,615
FY21 2,909
FY20 2,607

Adjusted EBIT
Dollars in US millions
FY24 941
FY23 780
FY22 816
FY21 629
FY20 487

Adjusted Net Income
Dollars in US millions
FY24 708
FY23 606
FY22 621
FY21 458
FY20 353

Adjusted Diluted EPS
US Dollars/Share
FY24 1.61
FY23 1.36
FY22 1.39
FY21 1.03
FY20 0.79

Adjusted ROCE
%
FY24 55%
FY23 48%
FY22 51%
FY21 40%
FY20 31%

Operating Cash Flow
Dollars in US millions
FY24 914
FY23 608
FY22 757
FY21 787
FY20 451

____________
1Please see the “Glossary of Abbreviations and Definitions” in Section 4 of this Annual Report for a reconciliation of non-GAAP financial measures used in this Remuneration Report to the most directly comparable US GAAP financial measure.

James Hardie 2024 Annual Report on Form 20-F	32

Fiscal Year 2024 Compensation Highlights

Our fiscal year 2024 compensation continued to reflect and promote our pay-for-performance philosophy and our stated goal to position Senior Executive Officer fixed base salary and benefits at the median and total target direct remuneration (comprising fixed and target variable remuneration) at the 75th percentile of our Peer Group (defined herein), if stretch short- and long-term target performance goals are met.

The following is a summary of the key aspects and events that occurred relative to the Company’s remuneration policies, programs and arrangements during the course of fiscal year 2024:

•No changes were made to the core design of the of our Short-Term Incentive program in fiscal year 2024, which is comprised of both the Company Performance Plan (“CP Plan”) and Individual Performance Plan (“IP Plan”). The CP Plan continues to measure both Growth and Returns when assessing Company performance and shareholder value creation. A complete description of the CP Plan for fiscal year 2024 is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.
•No changes were made to the design of the LTI Plan for fiscal year 2024. The LTI plan remains similar to the fiscal year 2023 plan with updated financial targets. A complete description of the LTI program, including the applicable performance hurdles, is set out in the section titled “Incentive Arrangements” later in this Remuneration Report.

Fiscal Year 2024 Total Target Compensation

Remuneration packages for Senior Executive Officers reflect our remuneration philosophy and comprise a mixture of fixed base salary, benefits and variable performance-based incentives. The Remuneration Committee seeks to appropriately balance fixed and variable remuneration in order to align our total compensation structure with our pay-for-performance philosophy. The following chart summarizes total target compensation awarded to each Senior Executive Officer in fiscal year 2024:

Summary of Fiscal Year 2024 Senior Executive Officer Target Compensation
Senior Executive Officer	FY2024 Annual Base Salary (US$)	FY2024 STI Target Value (US$)	FY2024 LTI Target Value (US$)	FY2024 Total Target Compensation (US$)
A Erter	1,038,000	1,245,600	5,320,000	7,603,600
R Wilson	620,000	434,000	1,000,000	2,054,000
S Gadd	672,750	470,925	1,000,000	2,143,675
R Kilcullen	480,000	312,000	650,000	1,442,000
T Beastrom	450,000	270,000	400,000	1,120,000

Ms Wilson received a sign on US$500,000 restricted stock unit award with one-third vesting on 17 August 2024, 2025, and 2026. Ms Wilson also received a sign on US$500,000 Relative TSR RSU award vesting on 17 August 2026 subject to performance hurdles.

Results of 2023 Remuneration Report Vote

In August 2023, our shareholders were asked to cast a non-binding advisory vote on our remuneration report for the fiscal year ended 31 March 2023. Although we are not required under applicable Irish, Australian or US laws or regulations to provide a shareholder vote on our executive remuneration practices, the Board believes that it is important to engage shareholders on this important issue and we

James Hardie 2024 Annual Report on Form 20-F	33

have voluntarily submitted our remuneration report for non-binding shareholder approval on an annual basis since 2005 and currently intend to continue to do so.

At our 2023 Annual General Meeting, our shareholders approved our remuneration report, with 88.9% of the votes cast in support of our remuneration program. The Remuneration Committee considered the results of this advisory vote, together with investor feedback and other factors and data associated with strategic priorities discussed in this Remuneration Report, in determining our executive remuneration policies, objectives and decisions and related shareholder engagement efforts for fiscal year 2024.

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

James Hardie 2024 Annual Report on Form 20-F	34

Relative Weightings of Fixed and Variable Remuneration

The charts below detail the relative weightings of fixed versus variable remuneration for our CEO and other Senior Executive Officers for fiscal year 2024. Fixed remuneration includes base salary and variable remuneration is comprised of target STI awards and the following three LTI components: (i) Relative Total Shareholder Return (“TSR”) Restricted Stock Units (“RSUs”); (ii) Return on Capital Employed (“ROCE”) RSUs; and (iii) Scorecard LTI at target, each of which are discussed in more detail in this Remuneration Report.

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

James Hardie 2024 Annual Report on Form 20-F	35

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

		✗	Limited employment agreements and severance arrangements
✓	Circuit breaker on annual STI awards to ensure that no annual incentive awards are paid unless minimum North America growth and corporate performance levels are achieved	✗	Limited change-in-control benefits
✓	Set share ownership requirements for all directors and Senior Executive Officers and Vice Presidents	✗	No dividends paid on unvested equity awards
✓	Broad clawback policy on performance-based compensation	✗	Limited perquisites and other benefits
✓	Set performance-based vesting conditions for all equity grants to Senior Executive Officers	✗	No annual time-based LTI equity grants to Senior Executive Officers
✓	Provide the Remuneration Committee with ability to exercise “negative” discretion when determining the vesting and payout of our LTI programs	✗	No excessive retirement or deferred compensation arrangements

Remuneration Advisers

As permitted by the Remuneration Committee Charter, the Remuneration Committee retained FW Cook (in the US) and Guerdon Associates (in Australia) as its independent advisers for matters regarding remuneration for fiscal year 2024. The Remuneration Committee reviews the appointment of its advisers each year. Both FW Cook and Guerdon Associates provided the Remuneration Committee with written certification during fiscal year 2024 to support their re-appointment. In those certifications, the advisers: (i) confirmed that their pay recommendations were made without undue influence from any member of our management; and (ii) provided detailed responses to the six independence factors a Remuneration Committee should consider under relevant NYSE rules, and confirmed their independence based on these factors.

The Remuneration Committee reviewed these certifications before re-appointing each advisor for fiscal year 2024.

James Hardie 2024 Annual Report on Form 20-F	36

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

For fiscal year 2024, the factors used to review and define the Peer Group included:

•Size (revenue and market cap);
•Industry (builders and suppliers);
•Exposure to the US housing market;
•Operates and services global markets; and
•Focus on innovation and intellectual property as a differentiating factor for the business.

As a result, it was decided to retain the peer group as identified for FY2023. Below are the names of the 22 companies comprising the Peer Group, which was used to benchmark the remuneration of our Senior Executive Officers in fiscal year 2024.

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
Performance Linkage with Remuneration Policy
During its annual review, the Remuneration Committee assessed our performance in fiscal year 2024 against:
•our historical performance;
•our Peer Group;
•the goals in our STI and LTI variable remuneration plans; and
•the key objectives and measures the Board expects to see achieved, which are set forth in what is referred to as the “Scorecard” and further discussed later in this Remuneration Report.

Based on that review, the Board and the Remuneration Committee concluded that management’s performance in fiscal year 2024 was strong. Management continued to drive profitable growth achieving record FY24 Net Sales globally, record EBIT in North America, and record EBIT margin in North America and APAC. The long-term incentive plan three-year ROCE performance exceeded expectations and the long-term strategic measures included in the Scorecard resulted in above target payouts.
More details about this assessment are set out below in this Remuneration Report.

James Hardie 2024 Annual Report on Form 20-F	37

DESCRIPTION OF 2024 REMUNERATION ELEMENTS
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
In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2024, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.
Retirement Plan
In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements as defined by the Internal Revenue Service (the “IRS”). In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
Non-Qualified Deferred Compensation Plan
As of 1 January 2021, we sponsor a non-qualified deferred compensation plan, the James Hardie Executive Deferred Compensation Plan (the “Deferred Compensation Plan”). Participation in the Deferred Compensation Plan is generally limited to individuals whose annual salary exceeds the IRS limits applicable to our qualified plans or are participants in our Long-Term Incentive Plan (the “LTIP”). The Deferred Compensation Plan allows participants to elect to defer receipt of some or all of their salary or earned cash incentive to a later date. The Deferred Compensation Plan also restores matching employee contributions up to a maximum of the first 6% of an employee’s eligible compensation that would not be eligible in the 401(k) Plan due to IRS contribution limits so long as the participant defers eligible compensation to the Deferred Compensation Plan.

James Hardie 2024 Annual Report on Form 20-F	38

Incentive Arrangements
In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2024, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
STI (1 year)	IP Plan	20% of STI Target	Cash
	CP Plan	80% of STI Target	Cash
LTI (3 years)	LTIP	25% of LTI Target	ROCE RSUs
		25% of LTI Target	TSR RSUs
		50% of LTI Target	Cash (Scorecard LTI)

STI Plans
On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2024, the STI target percentage for Mr Erter was 120% of base salary and 70% for Messrs Gadd and Miele and Ms Wilson, 65% for Mr Kilcullen and 60% for Mr Beastrom, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

CP Plan
For fiscal year 2024, the core plan design was the same as prior years. However, we changed our metrics to align with our strategic direction. We measure profitable growth primarily by using share gain and profitability metrics when assessing Company performance and shareholder value creation. These metrics continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific are Primary Demand Growth (“PDG”) and EBIT margin. Europe is measured against three metrics - High Value Product Volume Growth, Total Net Sales and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales incentivize outstanding company performance; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout is 3.0x of target. For fiscal year 2024, Mr Gadd is tied to the North America STI plan.

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus is based on global metrics of Adjusted Net Income, Return on Capital Employed (“ROCE”) and HardieTM Operating Systems (“HOS”) cost savings. We believe these metrics properly align executives with global responsibility to be focused on our strategic initiatives and profitable growth globally.

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with our leadership behaviors, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives aligned with the strategic plan and contributions to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan with Board discretion to award up to 300% of target for members of the Executive Leadership Team (“ELT”).

James Hardie 2024 Annual Report on Form 20-F	39

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

STI Plan Performance for Fiscal Year 2024

Our CP Plan results and the subsequent STI payouts for fiscal year 2024 were as follows:
•Significantly above target in North America as a result of the record level of EBIT margin and significantly outperforming the market in Primary Demand Growth.
•Significantly above target in Asia Pacific as a result of the record level of EBIT margin and outperforming the market in Primary Demand Growth.
•Slightly below target in Europe as a result of above target EBIT margin, slightly above target Net Sales growth, and missing target for High Value Product growth.
•Significantly above target for those on global metrics as a result of record Adjusted Net Income, record ROCE, and significantly above target results in HOS savings.

Regarding the IP Plan, the Senior Executive Officers’ performance and the subsequent STI payouts for fiscal year 2024 were at or above target based on each Senior Executive Officer’s achievement of fiscal year 2024 one-year individual performance and core organizational values and leadership behavior goals.

For fiscal year 2024, the amount to be paid to each of our Senior Executive Officers under the STI Plans, inclusive of the CP portion and IP portion, is provided in the STI Award column of the remuneration table, in the section titled “Remuneration Paid to Senior Executive Officers.”

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

James Hardie 2024 Annual Report on Form 20-F	40

Awards issued under the LTI are issued pursuant to the terms of the LTIP.

During fiscal year 2024, our Senior Executive Officers were granted the following awards:

	Time-Based RSUs	ROCE RSUs	TSR RSUs	Scorecard LTI Units	Stock options
A Erter	—	92,265	137,718	276,797	—
R Wilson	17,343	17,343	77,659	52,029	—
S Gadd	—	17,343	25,886	52,029	—
J Kilcullen	—	11,273	16,826	33,819	—
T Beastrom	—	6,937	10,354	20,811	—
J Miele	—	—	—	—	—

RSUs and stock options issued/exercised under our LTI programs will be settled upon vesting in CHESS Units of Foreign Securities (“CUFS”) on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

ROCE RSUs (25% of target LTI for Fiscal Years 2024-2026)

The Remuneration Committee introduced ROCE RSUs in fiscal year 2013 because the US housing market had stabilized to an extent which permitted the setting of multi-year financial metrics. The Remuneration Committee believes ROCE RSUs remain an appropriate component of the LTI Plan because they:
•tie the reward’s value to share price which provides alignment with shareholder interests;
•promote that we earn appropriate returns on capital invested; and
•reward performance that is under management’s direct influence and control; and focus management on capital efficiency as the necessary precondition for the creation of additional shareholder value.

Per the plan, the maximum payout for the ROCE RSUs is 2.0x target LTI. ROCE is determined by dividing Adjusted EBIT by Adjusted Capital Employed1. The resulting Adjusted Capital Employed for each fiscal year will be averaged using the balance at the end of each of the four quarters to better reflect capital employed through a year rather than at a single point in time.

James Hardie 2024 Annual Report on Form 20-F	41

The hurdles for ROCE RSUs granted in fiscal year 2024 (for performance in fiscal years 2024 to 2026 remained the same as fiscal year 2023 as shown in the table below:

Fiscal Years 2024-2026 ROCE	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥ 37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
> 40.0%	2.0x

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

“Adjusted Capital Employed” will be calculated as total assets minus current liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register; (iv) excluding performance from any business held for sale; and (v) excluding cash and short-term debt.

ROCE RSUs Vesting in Fiscal Year 2024 (for Fiscal Years 2022-2024)

As a component of the fiscal year 2022 LTI Plan, we granted ROCE RSUs in August 2021. The ROCE RSUs comprised 25% of each Senior Executive Officer’s LTI target and were granted assuming 2.0x target. Vesting of the ROCE RSUs is dependent on the average ROCE performance for fiscal years 2022-2024 and is subject to the Remuneration Committee’s negative discretion based on its judgment regarding the quality of returns balanced against management’s delivery of market share growth. The ROCE performance hurdles for this grant were approved as follows:

ROCE Performance Level	Amount of Target to Vest
< 35.0%	0.0x
≥ 35.0%, but < 37.0%	0.5x
≥37.0%, but < 38.5%	1.0x
≥ 38.5%, but < 40.0%	1.5x
≥ 40.0%	2.0x

Based on the average ROCE result for fiscal years 2022-2024 of 51.1%, a 2.0x target of the ROCE RSUs granted will vest on 17 August 2024.

James Hardie 2024 Annual Report on Form 20-F	42

Relative TSR RSUs (25% of target LTI for Fiscal Years 2024-2026)

The Remuneration Committee believes that Relative TSR RSUs continue to be an appropriate component of the LTI Plan because they provide alignment with shareholders. Even if macro-economic conditions create substantial shareholder value, Senior Executive Officers will only receive payouts if the TSR of our shares exceeds a specified percentage of our Peer Group over a performance period.

Relative TSR RSUs have been a component of our LTI since fiscal year 2009. Consistent with recent prior years, the maximum payout for Relative TSR RSUs granted in fiscal year 2024 is 2.0x target LTI.

Relative TSR measures changes in our share price and the share prices of our Peer Group; and assumes all dividends and capital returns are reinvested when paid. For fiscal year 2024, our relative TSR performance will be measured against the Peer Group over a three-year performance period from grant date. To eliminate the impact of short-term share price changes, the starting point and test date are measured using a 20 trading-day average closing price. Relative TSR RSUs will vest based on the following straight-line schedule:

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
TSR RSUs Vested for Fiscal Years 2021-2023

As part of the fiscal year 2021 LTI Plan, in August 2020 we granted three-year Relative TSR RSUs to senior executives. Vesting of these Relative TSR RSUs was dependent on our TSR performance relative to the Peer Group in place at that time, based on the following schedule:

Performance against Peer Group	Amount of Target to Vest
< 40th Percentile	0.0x
40th Percentile	0.5x
> 40th, but < 60th Percentile	Sliding Scale
60th Percentile	1.0x
> 60th, but < 80th Percentile	Sliding Scale
≥ 80th Percentile	2.0x

In August 2023, the only test of Relative TSR performance was completed, resulting in our TSR performance at the 42.1st percentile of the Peer Group in place at that time. As a result, 0.138x of target outstanding Relative TSR RSUs vested.

James Hardie 2024 Annual Report on Form 20-F	43

Scorecard LTI (50% of target LTI for Fiscal Years 2024-2026)

Scorecard LTI has been a component of our LTI Plan since fiscal year 2010. Each year, the Remuneration Committee approves a number of key management objectives and the results it expects to see achieved in relation to these objectives. These objectives are incorporated into that year’s grant of Scorecard LTI. At the end of the three-year performance period, the Remuneration Committee assesses our Senior Executive Officers’ collective performance on each key objective and each individual Senior Executive Officer’s contribution to those achievements and the Board reviews this assessment. Senior Executive Officers may receive different ratings depending on the contribution they have made during the three-year performance period. Although most of the objectives in the Scorecard have quantitative targets, we consider some of the targets to be commercial-in-confidence, as the Scorecard is linked to strategy. Consistent since fiscal year 2010, the maximum payout for Scorecard LTI is 3.0x target LTI.

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

Further details related to the Scorecard for fiscal year 2024, including the method of measurement, historical performance against the proposed measures and the Board of Director’s expectations, were previously set out in our Remuneration Report included in our Annual Report filed in May 2023. An assessment of our Scorecard performance for fiscal years 2022-2024 is set out below. We will provide an explanation of the final assessment of performance under the Scorecard for fiscal years 2024-2026 at the conclusion of fiscal year 2026.

Scorecard LTI Vesting in Fiscal Year 2024 (for Fiscal Years 2022-2024)

After fiscal year 2024, the Remuneration Committee reviewed our performance over fiscal years 2022-2024 against the Scorecard objectives set forth in fiscal year 2022, and the contribution of individual Senior Executive Officers towards the achievement of such objectives. As a result of this evaluation, the

James Hardie 2024 Annual Report on Form 20-F	44

Remuneration Committee determined that Senior Executive Officers would receive a weighted average Scorecard rating between 1.5x and 2.75x of target with an average weighted target of 2.6x.

	Performance Metric/Results	Board Assessment for the Three-year Period
Organic Revenue Growth	Goal: APAC: 11%+; Europe: 6%+; NA: 11%+ Result: APAC: 11.6%; Europe: 8.7%; NA: 13.9%	APAC: Exceeds Expectations Europe: Exceeds Expectations North America: Exceptional Performance
High Value Product Mix
Goal:
APAC: FY22 38%; FY23 42%; FY24 44%, Europe: FY22 39%; FY23 41%; FY24 43%, NA: FY22 66%; FY23 67%; FY24 68%

Result:
APAC: FY22 41%; FY23 44%; FY24 44%, Europe: FY22 28%; FY23 29%; FY24 36%, NA: FY22 77%; FY23 83%; FY24 77%
APAC: Exceeds Expectations Europe: Below Expectations North America: Exceeds Expectations
Lean - Cumulative over 3 Years (FY22-24)	Goal: APAC: US$78 million; Europe: US$63 million; NA: US$200 million Result: APAC: US$114 million; Europe: US$58 million; NA: US$259 million	APAC: Exceptional Performance Europe: Below Expectations North America: Exceptional Performance
EBIT Margin	Goal: APAC: 25% - 30%; Europe: 11% - 16%; NA: 25% - 30% Result: APAC: 28.0%; Europe: 9.3%; NA: 29.5%	APAC: Exceeds Expectations Europe: Below Expectations North America: Exceptional Performance
Zero Harm (“ZH”)
Goal:
Dart rate:
APAC: FY22=0.07; FY23=0.06; FY24= 0.05, Europe: FY22=0.55; FY23=0.44; FY24=0.35, NA: FY22=0.51; FY23=0.41; FY24=0.33
Empower all to be Zero Harm Leaders, Execute on critical ZH priorities.

Result:
Dart rate:
APAC: FY22=0.08; FY23=0.00; FY24=0.47, Europe: FY22=0.48; FY23=0.47; FY24=0.29, NA: FY22=1.03; FY23=0.83; FY24=0.68
APAC and Europe completed their Safe Start programs. NA completed their 5S program. Implemented ZH critical priorities.
APAC: Below Expectations Europe: Exceeds Expectations North America: Below Expectations

James Hardie 2024 Annual Report on Form 20-F	45

	Performance Metric/Result	Board Assessment for the Three-year Period
Innovation	Goal: Commercial-in-confidence metrics for products and process efficiencies.	Meets Expectations
People & Culture
Goal:
3-Year average turnover:
APAC: <11%; Europe: <7.5%; NA: <11%
Enhance leadership capabilities in key areas, Talent and Performance Management, Diversity & Inclusion.

Result:
3-Year average turnover:
APAC: 8.6%; Europe: 4.6%; NA: 10.8%
Achieved gender diversity in Leadership and across organization. Filled three critical leadership roles in North America. Succession implemented. Implemented global system-based performance management and merit planning. Activated DEI goals at management level.

APAC: Exceeds Expectations Europe: Exceeds Expectations North America: Exceeds Expectations
Environmental, Social & Governance (“ESG”)
Goal: Continue to globally drive ESG reporting improvement; Receive zero negative shareholder votes across any resolution due to lack of clarity; Strengthen CDP disclosures with Task Force for Climate Change Disclosure (“TCFD”) recommendations and progress towards goals; Refresh materiality assessment; Expanded TFCD reporting.

Result: Achieved all ESG deliverables and received significant positive feedback from proxy firms and investors. Undertook scenario analysis as part of TCFD analysis in FY24. CDP score increased from B- to B during FY23 as a result of expanded reporting. FY22 report showed all key targets have been met or exceeded.
Exceeds Expectations

James Hardie 2024 Annual Report on Form 20-F	46

CHANGES TO REMUNERATION FOR FISCAL YEAR 2025

Remuneration for Fiscal Year 2025
During our May 2024 meeting, the Board, with the assistance of the Remuneration Committee and its independent remuneration advisers, undertook its annual review of our existing remuneration policies, programs and arrangements and determined to implement certain changes for fiscal year 2025.

Other Senior Executive Officer Compensation

Base pay, target STI and LTI increases in fiscal year 2024 and 2025 for the CFO and other Senior Executive Officers are as follows:

	Base Salary		Target STI		LTI Target
Name	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)	Fiscal Year 2024 (US$)	Fiscal Year 2025 (US$)
A Erter	1,038,000	1,090,000	120%	130%	5,320,000	6,100,000
R Wilson	620,000	644,800	70%	75%	1,000,000	1,100,000
S Gadd	672,750	699,660	70%	70%	1,000,000	1,100,000
R Kilcullen	480,000	501,120	65%	65%	650,000	650,000
T Beastrom	450,000	468,000	60%	65%	400,000	500,000
Base salary increases are made in line with our annual compensation review guidelines and were adjusted as required to maintain positioning relative to market merit increase levels. STI and LTI target changes for FY25 were made for certain Senior Executive Officers to align pay closer to market median for their respective roles, as noted above.

STI Plans

For fiscal year 2025, the core plan design will continue to be the same as fiscal year 2024. Our metrics continue to align with our strategic direction and measure profitable growth primarily by using share gain metrics and profitability metrics when assessing Company performance and shareholder value creation. These metrics will continue to strengthen the connection between consistent growth and strong returns. The metrics for North America and Asia Pacific will remain the same as FY2024 with Primary Demand Growth (“PDG”) and EBIT margin. Europe will continue to be measured against three metrics - High Value Product Volume Growth, Total Net Sales Growth, and EBIT margin. The metrics are each set with a threshold, target and maximum payout scale. The metrics and scales will incentivize outstanding company performance in a volatile market; both driving profitable share gain to derive a payout within the payout scale reinforcing shareholder value creation. The maximum payout will be 3.0x of target. For fiscal year 2025, Mr Gadd will continue to be tied to the North America STI plan.

James Hardie 2024 Annual Report on Form 20-F	47

For executives with global responsibility (Messrs Erter, Kilcullen, Beastrom and Ms Wilson), their bonus will be based on global metrics of Adjusted Net Income, HardieTM Operating Systems (“HOS”) cost savings and the safety metric of “DART”. We believe these metrics properly align executives with global responsibility to be focused on profitable share gain in all three regions as well as our strategic initiatives and Zero Harm safety priority.

LTI Plan

The Remuneration Committee believes the three components of the LTI Plan continue to (i) align management objectives with shareholder interests (Relative TSR RSU component), (ii) promote the appropriate internal management behaviors related to operating efficiency and the profitability of the Company’s assets (ROCE RSU component), and (iii) emphasize strategic long-term priorities (Scorecard LTI component). As such, the fiscal year 2025 LTI Plan is consistent with the plan for fiscal year 2024 with updates to measures based on company strategy and financial targets.

The 2024 Notice of AGM will contain further details on the Relative TSR RSU and ROCE RSU grants for fiscal year 2025.

James Hardie 2024 Annual Report on Form 20-F	48

For fiscal year 2025, the Remuneration Committee has set the following seven Scorecard goals for each region (for the performance period in fiscal years 2025 to 2027) to ensure alignment with our strategic priorities:

	APAC	Europe	North America
Zero Harm	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART rate: < 0.07	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART Rate: < 0.43	•Empower all employees to be Zero Harm Leaders •Machine guarding initiatives complete •Working from heights initiatives complete •DART rate: < 0.70
Profitable Share Gain	4%	High Value Product Growth: 15%	>4%
EBIT Margin	>29%	>14%	>30%
HardieTM Operating System (“HOS”)
•HOS Projects: Deliver projects including capacity expansion on time and on budget
•HOS Savings: Incremental HOS savings in all regions totaling more than US$160 million globally across the three-year period versus FY23 baseline
•Working Capital
◦FY25 – improvement of 75 million from 31 March 2023 baseline
◦FY26 – improvement of 100 million from 31 March 2023 baseline
◦FY27 - maintain the 100 million improvement over 31 March 2023 baseline

Innovation	•Commercial-in-confidence metrics for products and process efficiencies
People & Culture
•HR Technology Roadmap - NA FY25; EU and APAC FY26 - FY27
•Job Architecture implementation across all regions
•Employee Engagement Survey FY25 through FY27 - Maintain participation and introduce People Leadership Score
•Succession Planning and IDP (for all ELT and GSLT)
•Establish JHU - Organization structure, program strategy and governance
•Roll out recognition platform globally by FY26

Environmental, Social & Governance (“ESG”)
FY25:
•Progress toward ESG goals related to diversity, greenhouse gas emissions, waste and water.
FY26
•Achievement of FY26 diversity goals and progress toward ESG goals related to greenhouse gas emissions, waste and water.
FY27
•Progress toward ESG goals related to greenhouse gas emissions, waste and water.
Diversity:
•30% gender diversity in senior leadership by FY26
•25% gender diversity in management by FY26
•30% underrepresented minorities in management by FY26 (U.S. only)
Greenhouse Gas Emissions:
•42% absolute reduction in Scope 1+2 greenhouse gas (GHG) emissions by 2030, compared to CY21 baseline, and work towards net zero by 2050
Water:
•Recycle an additional 20M cubic feet of water per year by 2030, compared to CY19 baseline
Waste:
•Zero manufacturing waste to landfill by 2035

James Hardie 2024 Annual Report on Form 20-F	49

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

In addition, all fiscal year 2024, LTI grants made to Senior Executive Officers are subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure. For fiscal year 2024, all LTI grants made to Senior Executive Officers will be subject to the clawback provision.

Stock Ownership Guidelines

The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. In February 2023, we reviewed our guidelines and increased the multiple of base salary. For the CEO and other Senior Executive Officers, our increased guidelines require them to accumulate holdings of five times and two times their base salary, respectively, in our stock over a period of five years. In November 2023, the Remuneration Committee included the Vice Presidents (VPs) to the Stock Ownership Guidelines requiring them to accumulate holdings of one times base salary. New Senior Executive Officers and VPs will have five years from the date the executive first becomes subject to the applicable guideline. In addition, an estimated after-tax amount of time-based restricted stock units will be counted toward the guidelines. All other features of the stock ownership guidelines remain the same.

James Hardie 2024 Annual Report on Form 20-F	50

Until the stock ownership guidelines have been met, Senior Executive Officers and VPs are required to retain at least 75% of shares obtained under our LTI Plans (net of taxes and other costs). Once the executives have met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided they remain at or above the stock ownership guideline).

As of 31 March 2024, all executives have either achieved the minimum share ownership threshold or are within the initial five year accumulation period.

Equity Award Practices

The fiscal year 2025 annual equity awards under the LTI Plan were approved by the Remuneration Committee in May with awards generally issued in August of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2024. There are no loans outstanding to Senior Executive Officers.

Employment and Severance Arrangements

During fiscal year 2024, we maintained employment or severance agreements with Mr Erter and the Senior Executive Officers. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

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

James Hardie 2024 Annual Report on Form 20-F	51

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

Employment Agreement with Rachel Wilson

Below is a summary of the key terms of Ms Wilson’s employment agreement:

•The Employment Agreement is effective 16 August 2023 providing for service as CFO.
•Ms Wilson is an employee-at-will and either she or the Company may terminate her employment at any time or for any reason.
•Base salary at an initial annual rate of US$620,000, subject to annual review and approval by the Remuneration Committee.
•Participation in the Company’s annual STI and LTI Plans, with an STI target of 70% of her annual base salary.
•Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with her agreement and Company policies.

Severance Agreements with Ms Wilson, and Messrs Sean Gadd, Ryan Kilcullen, and Timothy Beastrom

During fiscal year 2024, we entered into a severance agreement with Ms Wilson, and Messrs Gadd, Kilcullen and Beastrom in order to provide them with certain severance benefits under various termination scenarios. In the event of termination by the Company without cause or by the executive for good reason or death and disability, these benefits would be in addition to what would be considered standard for any employee at termination (i.e., lump sum unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) and would include:

•In the event that Ms Wilson, and Messrs Gadd, Kilcullen and Beastrom are terminated by the Company without “Cause” or terminated by the executive for “Good Reason”, in addition to those benefits that would be considered standard for any employee at termination (i.e., unpaid base salary, accrued vacation, unreimbursed business expenses and the payment of any earned but unpaid annual incentive award) Ms Wilson, Messrs Gadd, Kilcullen and Beastrom will be entitled to receive the following benefits:
◦Salary continuation for the 1.5 year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (i) 1.5 times the base salary plus (ii) 1.5 times the annual incentive award opportunity, as then in-effect;
◦All outstanding equity awards under the Company’s equity incentive plans will be subject to the terms and conditions of the applicable plan and any corresponding award

James Hardie 2024 Annual Report on Form 20-F	52

agreement(s); except that performance-based awards will fully accelerate vesting at target upon termination due to death or disability and the LTI Scorecard would pay out at 1.0x of target
◦Monthly payments for a period of 1.5 years following the date of termination equal to the premium the executive would be required to pay for continuing coverage under the Company’s health benefit plans; and
◦Reasonable professional outplacement services for a period of up to 12 months following the date of termination for Messrs Gadd and Kilcullen, and for a period of up to 18 months following the date of termination for Ms Wilson and Mr Beastrom.

Severance Agreement with Mr Miele upon Separation

During fiscal year 2024, we entered into a severance agreement with Mr Miele in order to provide him with certain severance benefits upon his separation from the Company without cause. Mr Miele also continued to work on special projects from 17 August 2023 through 17 November 2023 as requested by the Company. Mr Miele’s Continued Service terms and severance agreement include:

1.Continued Service. From 16 August 2023, through 17 November 2023, you will be employed by the Company to provide services as an advisor to the Chief Executive Officer of the Company, as requested by him, for strategic or corporate projects (“Services”), at the same rate of base salary and with the same employee benefits in effect for you immediately prior to 16 August 2023. The Company and you reasonably anticipate that the level of Services provided hereunder may permanently be reduced, but in any event to no less than 21% of the services you provided to the Company during the preceding 36-month period. Notwithstanding the foregoing, the Company reserves the right to terminate your role as an advisor to the Chief Executive Officer for Cause prior to 17 November 2023, which would accelerate the Termination Date. As used herein, “Cause” means: (i) indictment for, conviction of, or plea of guilty or no contest to, a gross misdemeanor involving dishonesty or fraud or any felony, (ii) financial dishonesty, including, without limitation, misappropriation of Company funds or property, (iii) refusal to comply with reasonable directives of the Chief Executive Officer, (iv) gross negligence or willful misconduct in the performance of the Services, (v) intentional misconduct which has a material adverse effect upon or otherwise materially injures the Company’s business or reputation, or (vi) breach of any material provision of this Agreement. In addition, upon not less than five (5) days’ written notice to the Company (c/o Farhaj Majeed), you may for any reason terminate your employment as an advisor to the Chief Executive Officer before 17 November 2023, and any such termination by you which is effective before 17 November 2023 would also accelerate the Termination Date. Acceleration of the Termination Date by you, or due to the Company’s termination of your role as an advisor to the Chief Executive Officer for Cause, will not result in forfeiture or loss of the benefits set forth in Section 3, unless acceleration of the Termination Date for Cause is due to a breach by you of any material provision of this Agreement (clause 2.(vi) herein). Any acceleration of the Termination Date will affect the ending of the vesting and proration periods of the awards and incentives referenced in Sections 1.c. and 3.b. of this Agreement.

2.Severance and Other Benefits. In exchange for the releases of claims and the promises set forth herein and in the Supplemental Release, and provided you have executed this Agreement and the Supplemental Release and have not revoked either within the revocation periods provided below and in the Supplemental Release, and provided further that the Company has not accelerated the Termination Date for Cause under clause 2(vi) above due to a breach of any material provision of this Agreement, the Company will provide you with the following severance and other benefits:

James Hardie 2024 Annual Report on Form 20-F	53

a.Salary Continuation. Commencing on the first regularly scheduled payroll date that occurs immediately following the sixty-first (61st) day following the Termination Date (the “Payment Commencement Date”), the Company will provide you with a total salary continuation payment of $1,455,795, which amount is the sum of one-and-one-half times your base salary in effect as of the Termination Date plus one-and-one-half times your target annual incentive award opportunity. The total salary continuation payment shall be paid to you in equal installments, less applicable withholding taxes, according to the Company's normal payroll cycles over the eighteen (18) month period commencing with the Payment Commencement Date; provided, that the portion of the salary continuation payment that is payable on the Payment Commencement Date shall include a lump-sum amount equal to the portion of the severance amount that would have been payable commencing on the Termination Date and ending on the Payment Commencement Date.
b.FY2024 Short-Term Incentive. In recognition of your service during the FY2024 performance period and plan design, you will be eligible to participate in the FY2024 Short-Term Incentive Plan (STIP), prorated for your days of active employment during FY2024. Per plan design, you will receive the 80% Company Performance (CP) portion consistent with actual FY2024 Company Performance for "Corporate" metrics and as paid to other plan participants measured by Corporate metrics. The 20% Individual Performance (IP) portion will be paid at 100% or consistent with "Fully Performing" performance. This FY2024 STIP payment will be paid to you consistent with the Company's normal pay date in June 2024.
c.COBRA Continuation Payments. Beginning as soon as practicable following the Effective Date of the Supplemental Release, the Company shall provide you eighteen (18) monthly payments in a gross amount equal to the premium you would be required to pay for COBRA continuation coverage under the Company’s health benefits plans (i.e., medical, dental and vision coverage) determined using the COBRA premium rate in effect for the level of coverage that you have in place immediately prior to the Termination Date; provided, that you will not be required to purchase COBRA continuation coverage. These payments shall be paid to you less applicable withholding taxes.
d.Outplacement Assistance. The Company shall provide you with reasonable professional outplacement service through the provider of the Company's choice or the cash equivalent valued at $20,000.00. If you select company-provided outplacement service, such services shall terminate when you find other employment; however, in no event shall such outplacement service continue for more than twelve (12) months following your Termination Date.

James Hardie 2024 Annual Report on Form 20-F	54

REMUNERATION PAID TO SENIOR EXECUTIVE OFFICERS
Total Remuneration for Senior Executive Officers - fiscal years 2024, 2023 and 2022 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		Other	TOTAL
Name	Base Pay[1]	STI Award[2]	Other Benefits[3]	401(k)	Ongoing Vesting [4]	Mark-to Market[5]	Relocation Allowances, and Other Nonrecurring[6]
A Erter[7]
Fiscal Year 2024	1,027,769	3,300,840	45,183	19,800	6,630,132	4,016,270	—	15,039,994
Fiscal Year 2023	556,996	278,795	29,123	12,830	2,339,393	93,635	1,832,434	5,143,206
R Wilson[8]
Fiscal Year 2024	364,846	719,598	17,314	6,677	784,498	96,447	120,361	2,109,741
S Gadd
Fiscal Year 2024	666,625	1,247,951	64,062	19,800	3,036,708	3,098,560	—	8,133,706
Fiscal Year 2023	650,000	182,000	62,333	18,300	2,758,207	(1,123,392)	—	2,547,448
Fiscal Year 2022	597,487	1,403,340	62,027	17,400	2,443,365	503,632	—	5,027,251
R Kilcullen
Fiscal Year 2024	467,769	826,800	54,669	19,800	1,845,119	1,841,776	—	5,055,933
Fiscal Year 2023	435,000	113,100	54,973	18,300	1,457,435	(546,586)	—	1,532,222
Fiscal Year 2022	398,627	650,278	45,927	18,922	1,232,884	205,533	—	2,552,171
T Beastrom
Fiscal Year 2024	450,000	702,000	51,254	17,723	594,019	247,600	19,422	2,082,018
J Miele[9]
Fiscal Year 2024	446,616	655,786	33,998	19,311	1,032,559	1,508,412	355,953	4,052,635
Fiscal Year 2023	550,000	154,000	36,229	18,300	2,054,001	(644,967)	329,636	2,497,199
Fiscal Year 2022	487,000	1,462,785	42,480	17,400	1,291,915	148,071	—	3,449,651
TOTAL
Fiscal Year 2024	3,423,625	7,452,975	266,480	103,111	13,923,035	10,809,065	495,736	36,474,027

____________
1Base pay for fiscal years 2024, 2023 and 2022 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2For further details on STI awards payable for fiscal year 2024 see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2024 and paid in June 2023 and 2022, for fiscal years 2024, 2023 and 2022, respectively. In fiscal year 2022, Messrs Miele and Gadd also received a bonus due to the additional work from the departure of the CEO.
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
5The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting from changes in fair market value of the US dollar share price during the fiscal years 2024, 2023 and 2022 as well as adjustments to performance ratings based on review by Executive Management and the Board of Directors. During fiscal year 2024, there was an 87.7% increase in our share price from US$21.36 to US$40.11. During fiscal year 2023, there was a 29.7% decrease in our share price from US$30.38 to US$21.36. During fiscal year 2022, there was a 0.3% increase in our share price from US$30.28 to US$30.38.

James Hardie 2024 Annual Report on Form 20-F	55

6Includes the aggregate of non-recurring payments or other benefits received in the year indicated. Examples include one-time signing bonus or other limited payments connected to initial retention, one-time discretionary bonus payments, relocation allowances and costs and severance payments.
7Mr Erter’s base pay includes US$220,000 in fiscal year 2024 which is allocated for tax purposes to his services on the Company’s Board.
8For Ms Wilson, amounts reflect compensation received during fiscal year 2024 based on her start date of 16 August 2023.
9For Mr Miele, amounts reflect compensation received during fiscal year 2024 including severance payments due to his separation on 17 November 2023.

Additional Summary Remuneration Table

This table shows the compensation provided to the executive that more closely reflects the amount of pay earned during each fiscal year reported. The footnotes below the table define each compensation component. The main difference between the two tables is the equity incentives. This table shows the value of the LTI Scorecard payout (not shown in previous table) in the Non-Equity Incentive Plan Compensation column, which also includes the annual STI payout. The Stock Awards column shows the value of the fiscal years 2024-2026 equity awards that were granted to each executive.

Name	Base Pay[1]	Bonus[2]	Stock Awards[3]	Options Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[6]	Total
A Erter[7]
Fiscal year 2024	1,027,769	—	2,659,984	—	4,424,565	—	64,983	8,177,301
Fiscal year 2023	556,996	—	2,499,965	1,999,996	278,795	—	1,874,387	7,210,139
R Wilson
Fiscal year 2024	364,846	—	1,499,975	—	719,598	—	144,351	2,728,770
S Gadd
Fiscal year 2024	666,625	—	499,988	—	2,474,454	—	83,862	3,724,929
Fiscal year 2023	650,000	—	987,480	—	2,301,587	—	80,633	4,019,700
Fiscal year 2022	597,487	400,000	400,003	—	2,349,680	—	79,427	3,826,597
R Kilcullen
Fiscal year 2024	467,769	—	324,994	—	1,508,191	—	74,469	2,375,423
Fiscal year 2023	435,000	—	626,226	—	1,000,727	—	73,273	2,135,226
Fiscal year 2022	398,627	—	199,993	—	1,076,895	—	64,849	1,740,364
T Beastrom
Fiscal year 2024	450,000	—	199,989	—	702,000	—	88,399	1,440,388
J Miele
Fiscal year 2024	446,616	—	—	—	1,559,771	—	409,261	2,415,648
Fiscal year 2023	550,000	—	844,974	—	937,329	—	384,165	2,716,468
Fiscal year 2022	487,000	600,000	300,003	—	1,289,402	—	59,880	2,736,285
TOTAL
Fiscal Year 2024	3,423,625	—	5,184,930	—	11,388,579	—	865,325	20,862,459
____________

James Hardie 2024 Annual Report on Form 20-F	56

1    Base pay for fiscal years 2024, 2023 and 2022 includes salary paid to Senior Executive Officers for the 26 bi-weekly paychecks received during the fiscal years.
2    Includes non-performance bonuses such as a special award for retention or a sign-on bonus for a new hire. Messrs Miele and Gadd received special bonuses for their work in FY22 due to the departure of the CEO in the amounts of US$600,000 and US$400,000 respectively.
3    Shows the value on the date of grant for the TSR RSUs and ROCE RSUs granted to the executive during each fiscal year. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs are valued based on the Company’s share price on the grant date. The TSR RSU valuation for fiscal year 2024 is US$19.31 and ROCE RSU 20-day average share price of US$28.83.
4    Mr Erter was granted an award of nonqualified stock options upon hire. The stock options were granted at an exercise price of AUD33.05 and become exercisable 3 years after the grant date of 3 November 2022 with a 5 year exercise period.
5    For further details on STI awards paid for fiscal year 2024, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2024 and paid in June 2023 and 2022, for fiscal years 2024, 2023 and 2022, respectively. In addition, the LTI Scorecard cash payouts are included that were paid in August 2023, 2022 and 2021.

6    Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, 401(K) company match, relocation, car allowances, membership in executive wellness programs, financial planning and tax services, and severance payments.

7    Mr Erter’s base pay includes US$220,000 in fiscal year 2024 which is allocated for tax purposes to his services on the Company’s Board.

Variable Remuneration Payable in Future Years

Details of the accounting cost of the variable remuneration for fiscal year 2024 that may be paid to Senior Executive Officers in future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP and our estimate of the rating to be applied to Scorecard LTI.

Scorecard LTI[1]
	(US dollars)
	FY2024	FY2025	FY2026	FY2027	TOTAL
A Erter	1,451,371	2,498,822	2,498,822	951,606	7,400,621
R Wilson	272,812	469,700	469,700	178,872	1,391,084
S Gadd	272,812	469,700	469,700	178,872	1,391,084
R Kilcullen	177,328	305,306	305,306	116,267	904,207
T Beastrom	109,122	187,874	187,874	71,547	556,417
	2,283,445	3,931,402	3,931,402	1,497,164	11,643,413

ROCE RSUs[2]
	(US dollars)
	FY2024	FY2025	FY2026	FY2027	TOTAL
A Erter	634,964	1,093,217	1,093,217	416,321	3,237,719
R Wilson	119,354	205,492	205,492	78,256	608,594
S Gadd	119,354	205,492	205,492	78,256	608,594
R Kilcullen	77,574	133,560	133,560	50,862	395,556
T Beastrom	47,734	82,183	82,183	31,297	243,397
	998,980	1,719,944	1,719,944	654,992	5,093,860

James Hardie 2024 Annual Report on Form 20-F	57

Relative TSR RSUs[3]
	(US dollars)
	FY2023	FY2024	FY2025	FY2026	TOTAL
A Erter	526,926	907,208	907,208	345,485	2,686,827
R Wilson	297,133	511,573	511,573	194,818	1,515,097
S Gadd	99,043	170,522	170,522	64,939	505,026
R Kilcullen	64,378	110,840	110,840	42,210	328,268
T Beastrom	39,616	68,206	68,206	25,974	202,002
	1,027,096	1,768,349	1,768,349	673,426	5,237,220

____________
1    Represents annual SG&A expense for Scorecard LTI granted in fiscal year 2024. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the final scorecard rating is applied in August 2024, August 2025 and August 2026 at which time the final values are based on the Company’s share price and the senior executive’s scorecard rating at time of vesting.
2    Represents annual SG&A expense for the ROCE RSUs granted in fiscal year 2024. The fair value of each award is adjusted for changes in JHI plc’s common stock price at each balance sheet date until August 2024, August 2025, and August 2026 when ROCE results are known and the Remuneration Committee makes a determination on the amount of negative discretion to be applied and some, all or none of the awards become vested.
3    Represents annual SG&A expense for the Relative TSR RSUs granted in fiscal 2024 with fair market value estimated using a binomial lattice model that incorporates a Monte Carlo simulation.

OUTSTANDING EQUITY AWARDS HELD BY SENIOR EXECUTIVE OFFICERS

The following tables set forth information regarding outstanding equity awards held by our Senior Executive Officers as of 30 April 2024.

Nonqualified Stock Options

As of 30 April 2024, Mr Erter is the only executive to hold nonqualified stock options. These stock options were granted upon hire to “Buy Out” awards he forfeited when leaving his prior employer. The nonqualified stock options vest and become exercisable three years from the grant date and have a five-year exercise period.

Name	Grant Date	Vest Date	Holding and Unvested at 1 April 2023	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2024	Fair Value per Option[2] (US$)
A Erter	03-Nov-22	03-Nov-25	—	269,221	$1,930,004	—	—	269,221	$7.17

James Hardie 2024 Annual Report on Form 20-F	58

Restricted Stock Units

Name	Grant Date	Release Date	Holding and Unvested at 1 April 2023	Granted	Total Value at Grant¹ (US$)	Vested	Lapsed	Holding and Unvested at 30 April 2024	Fair Value per RSU[2] (US$)
A Erter	03-Nov-22[3]	17-Aug-23	38,387	38,387	$308,631	(10,606)	(27,781)	—	$8.04
	03-Nov-22[4]	17-Aug-23	19,862	19,862	$417,499	(19,862)	—	—	$21.02
	03-Nov-22[3]	17-Aug-24	39,450	39,450	$308,894	—	—	39,450	$7.83
	03-Nov-22[4]	17-Aug-24	19,862	19,862	$417,499	—	—	19,862	$21.02
	03-Nov-22[3]	17-Aug-25	115,688	115,688	$1,543,278	—	—	115,688	$13.34
	03-Nov-22[4]	17-Aug-25	79,450	79,450	$1,670,039	—	—	79,450	$21.02
	17-Aug-23[3]	17-Aug-26	—	137,718	$2,686,878	—	—	137,718	$19.51
	17-Aug-23[4]	17-Aug-26	—	92,265	$2,790,094	—	—	92,265	$30.24
R Wilson	17-Aug-23[5]	17-Aug-24	—	17,343	$524,452	—	—	17,343	$30.24
	17-Aug-23[6]	17-Aug-26	—	51,773	$1,010,091	—	—	51,773	$19.51
	17-Aug-23[3]	17-Aug-26	—	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	—	17,343	$524,452	—	—	17,343	$30.24
S Gadd	17-Aug-20[3]	17-Aug-23	29,256	29,256	$426,260	(8,083)	(21,173)	—	$14.57
	17-Aug-20[4]	17-Aug-23	18,908	18,908	$419,947	(18,908)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	18,158	18,158	$456,492	—	—	18,158	$25.14
	17-Aug-21[4]	17-Aug-24	11,459	11,459	$412,409	—	—	11,459	$35.99
	17-Aug-22[7]	17-Aug-24	40,650	40,650	$385,769	—	—	40,650	$9.49
	17-Aug-22[8]	17-Aug-24	19,756	19,756	$442,534	—	—	19,756	$22.40
	17-Aug-22[3]	17-Aug-25	32,861	32,861	$472,541	—	—	32,861	$14.38
	17-Aug-22[4]	17-Aug-25	20,262	20,262	$447,385	—	—	20,262	$22.08
	17-Aug-23[3]	17-Aug-26	—	25,886	$505,036	—	—	25,886	$19.51
	17-Aug-23[4]	17-Aug-26	—	17,343	$524,452	—	—	17,343	$30.24
R Kilcullen	17-Aug-20[3]	17-Aug-23	14,628	14,628	$213,130	(4,041)	(10,587)	—	$14.57
	17-Aug-20[4]	17-Aug-23	9,454	9,454	$209,973	(9,454)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	9,079	9,079	$228,246	—	—	9,079	$25.14
	17-Aug-21[4]	17-Aug-24	5,729	5,729	$206,187	—	—	5,729	$35.99
	17-Aug-22[7]	17-Aug-24	27,204	27,204	$258,166	—	—	27,204	$9.49
	17-Aug-22[8]	17-Aug-24	13,221	13,221	$296,150	—	—	13,221	$22.40
	17-Aug-22[3]	17-Aug-25	19,716	19,716	$283,516	—	—	19,716	$14.38
	17-Aug-22[4]	17-Aug-25	12,157	12,157	$268,427	—	—	12,157	$22.08
	17-Aug-23[3]	17-Aug-26	—	16,826	$328,275	—	—	16,826	$19.51
	17-Aug-23[4]	17-Aug-26	—	11,273	$340,896	—	—	11,273	$30.24
T Beastrom	1-Mar-23[9]	9-Dec-23	8,970	8,970	$185,141	(4,485)	—	4,485	$20.64
	1-Mar-23[10]	17-Aug-25	16,099	16,099	$168,557	—	—	16,099	$10.47
	1-Mar-23[11]	17-Aug-25	8,970	8,970	$185,141	—	—	8,970	$20.64
	17-Aug-23[3]	17-Aug-26	—	10,354	$202,007	—	—	10,354	$19.51
	17-Aug-23[4]	17-Aug-23	—	6,937	$209,775	—	—	6,937	$30.24
J Miele	25-Feb-20[12]	17-Aug-23	6,676	6,676	$90,660	(4,451)	(735)	1,490	$13.58
	25-Feb-20[13]	17-Aug-23	4,767	4,767	$85,186	(1,986)	(2,116)	665	$17.87
	17-Aug-20[3]	17-Aug-23	16,457	16,457	$239,778	(4,547)	(11,910)	—	$14.57
	17-Aug-20[4]	17-Aug-23	10,636	10,636	$236,226	(10,636)	—	—	$22.21
	17-Aug-21[3]	17-Aug-24	13,619	13,619	$342,382	—	(3,405)	10,214	$25.14
	17-Aug-21[4]	17-Aug-24	8,594	8,594	$309,298	—	(2,149)	6,445	$35.99
	17-Aug-22[7]	17-Aug-24	34,396	34,396	$326,418	—	—	34,396	$9.49
	17-Aug-22[8]	17-Aug-24	16,716	16,716	$374,438	—	—	16,716	$22.40
	17-Aug-22[3]	17-Aug-25	28,424	28,424	$408,737	—	(16,583)	11,841	$14.38
	17-Aug-22[4]	17-Aug-25	17,527	17,527	$386,996	—	(10,226)	7,301	$22.08
____________

James Hardie 2024 Annual Report on Form 20-F	59

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
5    Sign-on time-based RSUs granted upon hire. Vests one-third 17 August 2024, one-third 17 August 2025, and one-third 17 August 2026.
6    Sign-on Relative TSR RSUs granted upon hire. Subject to the same performance hurdles and vesting schedule as the FY24 annual awards.
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
9    Sign-on time-based RSUs granted upon hire. Vests 50% 9 December 2023 and 9 December 2024.
10    Sign-on Relative TSR RSUs granted upon hire. Subject to performance hurdles, vests on 17 August 2025.
11    Sign-on Relative ROCE RSUs granted upon hire. Subject to performance hurdles as well as the potential application of negative discretion. Vests on 17 August 2025.
12    Special one-time retention grant of Relative TSR RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria.
13    Special one-time retention grant of ROCE RSUs granted under the LTIP. These RSUs are subject to performance hurdles and service-based vesting criteria as well as the potential application of negative discretion.

James Hardie 2024 Annual Report on Form 20-F	60

Scorecard LTI

Name	Grant Date	Release Date	Holding at 1 April 2023	Granted	Vested[1]	Lapsed	Holding at 30 April 2024[2]
A Erter	1-Sep-22	17-Aug-23	50,841	50,841	(38,978)	(11,863)	—
	1-Sep-22	17-Aug-24	50,841	50,841	—	—	50,841
	1-Sep-22	17-Aug-25	203,366	203,366	—	—	203,366
	17-Aug-23	17-Aug-26	—	276,797	—	—	276,797
R Wilson	17-Aug-23	17-Aug-26	—	52,029	—	—	52,029
S Gadd	17-Aug-20	17-Aug-23	56,724	56,724	(42,543)	(14,181)	—
	17-Aug-21	17-Aug-24	34,376	34,376	—	—	34,376
	17-Aug-22[3]	17-Aug-24	59,269	59,269	—	—	59,269
	17-Aug-22	17-Aug-25	60,788	60,788	—	—	60,788
	17-Aug-23	17-Aug-26	—	52,029	—	—	52,029
R Kilcullen	17-Aug-20	17-Aug-23	28,362	28,362	(23,635)	(4,727)	—
	17-Aug-21	17-Aug-24	17,188	17,188	—	—	17,188
	17-Aug-22[3]	17-Aug-24	39,664	39,664	—	—	39,664
	17-Aug-22	17-Aug-25	36,473	36,473	—	—	36,473
	17-Aug-23	17-Aug-26	—	33,819	—	—	33,819
T Beastrom	1-Mar-23[4]	17-Aug-25	26,911	26,911	—	—	26,911
	17-Aug-23	17-Aug-26	—	20,811	—	—	20,811
J Miele	25-Feb-20[5]	17-Aug-22	9,534	14,301	(9,534)	(1,574)	3,193
	17-Aug-20	17-Aug-23	31,907	31,907	(26,589)	(5,318)	—
	17-Aug-21	17-Aug-24	25,782	25,782	—	(6,446)	19,336
	17-Aug-22[3]	17-Aug-24	50,150	50,150	—	—	50,150
	17-Aug-22	17-Aug-25	52,582	52,582	—	(30,677)	21,905

1    Represents the number of Scorecard LTI awards vesting after the Remuneration Committee’s application of the Scorecard in respect of fiscal years 2019-2023. A detailed assessment of the reasons for the Scorecard ratings was set out in the fiscal year 2022 Remuneration Report.
2    Scorecard LTI awards in respect of fiscal years 2022-2024 will vest on 17 August 2024. A detailed assessment of the Remuneration Committee’s assessment of management’s performance is set out on pages 43 to 45 of this Remuneration Report.
3    Leadership Team Transition and Alignment grant of Scorecard LTI units granted under the LTIP. The LTI Scorecard awards are subject to performance hurdles and service-based vesting criteria.
4    Sign-on Relative Scorecard LTI granted upon hire. Subject to performance hurdles set out in the FY23 LTI Scorecard, vests 17 August 2025.
5    Granted upon promotion to SVP, CFO; performance period ends 17 August 2022 with vesting one-third on 17 August 2022, 2023 and 2024.

James Hardie 2024 Annual Report on Form 20-F	61

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

In 2022, the Nominating and Governance Committee together with the Company’s external executive remuneration advisers, reviewed the Company’s non-executive director compensation program (“Program”) to ensure it remained competitive with similarly sized companies. Subsequently, the Program was updated to (i) increase the non-executive base fee for calendar year 2023, and (ii) include an annual equity grant as part of non-executive directors fees whereby a portion of their base Board member fee is applied to acquiring the Company’s shares. This has ensured that the Company’s strategic objectives and establishing a cash/equity position is consistent with best practice. Non-executive directors base fees increased in fiscal year 2025, in line with the goal over a three-year period of reaching, approximately, the median compensation level of the Company’s peer group. Details of the Company’s Non-Executive Director Equity Plan are provided below.

Position	Fiscal Year 2023 (US$)	Fiscal Year 2024 (US$)
Chairman	424,361	435,060
Board member	209,301	220,000
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000
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

On occasion, the Nominating and Governance Committee may approve special exertion fees in the event of an extraordinary workload imposed on a director in special circumstances. There were no special exertion fees paid to any director in fiscal year 2024.

James Hardie 2024 Annual Report on Form 20-F	62

Board Accumulation Guidelines

Non-executive directors are required to accumulate a minimum of 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In fiscal year 2021, the Company introduced a Non-Executive Director Equity Plan whereby approved non-executive directors could elect to receive some or all of their base fee in the form of ADRs or CUFS, which was approved by shareholders at the 2020 Annual General Meeting. In addition to this, in November 2022, the Board adopted a new guideline requiring approved non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares until such time as the application Ownership Target has been met. The applicable portion for the 2024 calendar year is US$100,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. During fiscal year 2024, a total of 12,363 ADRs and 1,539 CUFS were issued under the Non-Executive Director Equity Plan.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

James Hardie 2024 Annual Report on Form 20-F	63

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2024 and 2023
The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2024 and 2023:

(US dollars)
Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2024	—	46,540	—	46,540
Fiscal Year 2023	261,275	482,921	18,147	762,343
P Lisboa
Fiscal Year 2024	240,000	82,898	17,252	340,150
Fiscal Year 2023	238,301	192,780	—	431,081
A Lloyd
Fiscal Year 2024	453,060	—	—	453,060
Fiscal Year 2023	324,891	—	—	324,891
R Rodriguez
Fiscal Year 2024	240,000	—	13,385	253,385
Fiscal Year 2023	223,507	—	1,598	225,105
N Stein
Fiscal Year 2024	249,793	—	9,986	259,779
Fiscal Year 2023	232,301	—	—	232,301
H Wiens
Fiscal Year 2024	220,000	—	—	220,000
Fiscal Year 2023	209,301	650,000	—	859,301
S Rowland
Fiscal Year 2024	226,000	—	—	226,000
Fiscal Year 2023	221,301	—	—	221,301
PJ Davis
Fiscal Year 2024	220,000	—	—	220,000
Fiscal Year 2023	135,505	—	—	135,505
R Peterson
Fiscal Year 2024	246,207	—	—	246,207
Fiscal Year 2023	72,890	—	—	72,890
Total Compensation for Non-Executive Directors
Fiscal Year 2024	2,095,060	129,438	40,623	2,265,121
Fiscal Year 2023	1,919,272	1,325,701	19,745	3,264,718
____________
1Amount includes base, Chairman and Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.
2Amount for M Hammes for fiscal year 2024 relates to: (i) a supplemental compensation payment of US$46,540 in relation to income for the calendar year ended 31 December 2022 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
Amount for P Lisboa for fiscal year 2024 relates to a supplemental compensation payment of US$82,898 in relation to income for the calendar year ended 31 December 2022 in circumstances where Irish income taxes levied on director compensation exceeded net income taxes owed on such compensation in their country of tax residence and paid in accordance with the remuneration policy for non-executive directors.
3Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company.

James Hardie 2024 Annual Report on Form 20-F	64

Director Remuneration for the years ended 31 March 2024 and 2023

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Erter) and director services is:

	Years Ended 31 March
(In US dollars)	2024	2023
Managerial Services[1]	$14,819,994	$5,020,000
Director Services[2]	2,485,121	3,447,252
	$17,305,115	$8,467,252
____________
1Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for the CEO.
2Includes compensation for all non-executive directors, which includes base, Chairman, supplemental compensation fees (as described in footnote 2 of the table above which sets out the remuneration for non-executive directors), Committee Chairman fee and cost of non-employee directors’ fiscal compliance in Ireland. It includes costs connected with Board-related events paid for by the Company and it includes a proportion of the CEO’s remuneration paid as fees for his service on the JHIplc Board in fiscal years 2024 and 2023.
SHARE OWNERSHIP AND STOCK BASED COMPENSATION ARRANGEMENTS
As of 31 March 2024 and 31 March 2023, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 31 March 2024	CUFS at 31 March 2023	RSUs at 31 March 2024	RSUs at 31 March 2023	Stock Options at 31 March 2024	Stock Options at 31 March 2023
A Erter	20,522	—	484,433	312,699	269,221	269,221
R Wilson	—	—	112,345	—	—	—
S Gadd	214,760	195,679	186,375	191,310	—	—
R Kilcullen	46,703	67,466	115,205	111,188	—	—
T Beastrom	3,170	—	46,845	34,039	—	—
J Miele	68,022	55,189	89,068	152,805	—	—

As of 31 March 2024 and 31 March 2023, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 31 March 2024	CUFS at 31 March 2023
PJ Davis [1]	2,035	496
P Lisboa [2]	19,435	17,802
A Lloyd [3]	20,827	19,374
R Peterson [4]	2,256	—
R Rodriguez [5]	4,339	2,821
S Rowland [6]	7,013	5,486
N Stein [7]	7,605	6,093
H Wiens [8]	13,322	11,329

James Hardie 2024 Annual Report on Form 20-F	65

____________
12,035 CUFS held in the name of Mr Davis.
219,435 CUFS held as ADSs in the name of Mr Lisboa.
318,000 CUFS held as ADSs in the name of Ms and Mr Lloyd and 2,827 CUFS held as ADSs in the name of Ms Lloyd.
42,256 CUFS held as ADSs in the name of Ms Peterson.
54,339 CUFS held as ADSs in the name of Ms Rodriguez.
67,013 CUFS held as ADSs in the name of Ms Rowland.
73,400 CUFS held in the name of Mr Stein and 4,205 CUFS held as ADSs in the name of Mr Stein.
87,370 CUFS held as ADSs in the name of Mr and Mrs Wiens and 5,952 CUFS held as ADSs in the name of Mr Wiens.
Based on 433,784,634 shares of common stock outstanding at 30 April 2024 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2024 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2024, there are 269,221 stock options outstanding under the Company’s stock-based compensation arrangements. Individuals holding stock options and RSUs have no voting or investment power over these units.
Stock-Based Compensation Arrangements
At 31 March 2024, we had the following equity award plans:
•the LTIP; and
•the 2001 Equity Incentive Plan (“2001 Plan”).

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

James Hardie 2024 Annual Report on Form 20-F	66

As of 31 March 2024, there were 1,558,533 RSUs granted and outstanding under the LTIP, as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
TSR	February 2020	6,676	4,451	1,490
ROCE	February 2020	4,767	1,986	1,261
TSR	August 2021	223,469	—	62,165
ROCE	August 2021	141,015	—	39,227
TSR	August 2022	489,610	—	401,392
ROCE	August 2022	125,767	—	105,410
TSR	November 2022	193,525	10,606	155,138
ROCE	November 2022	119,174	19,862	99,312
TSR	March 2023	41,401	—	41,401
ROCE	March 2023	23,068	—	23,068
TSR	August 2023	459,831	—	452,065
ROCE	August 2023	176,624	—	176,624
		Total Outstanding		1,558,553
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

As of 31 March 2024, there were 1,290,410 Scorecard LTI units granted and outstanding under the LTIP, as follows:

Scorecard LTI
Grant Type	Grant Date	Granted and Outstanding as of 31 March 2024
Scorecard	February 2020	3,193
Scorecard	August 2021	117,685
Scorecard	August 2022	316,242
Scorecard	September 2022	254,207
Scorecard	March 2023	69,208
Scorecard	August 2023	529,875
		1,290,410
For additional information regarding the LTIP and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2024 Annual Report on Form 20-F	67

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

James Hardie 2024 Annual Report on Form 20-F	68

Options - Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. The first grant since 2008 has been awarded to Aaron Erter due to his hire in September 2022. The grants were awarded in November 2022. As of 31 March 2024, there were 269,221 options outstanding under the 2001 Plan.

Stock Options
Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
November 2022	269,221	—	269,221
	Total Outstanding		269,221

RSUs - Since fiscal year 2009, the Company has issued restricted stock units under the 2001 Plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 530,266 restricted stock units under the 2001 Plan in the fiscal year ended 31 March 2024. As of 31 March 2024, there were 1,227,652 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2024	Outstanding as of 31 March 2024
August 2021	7,122	1,889	617
December 2021	10,101	6,382	2,144
June 2022	505,465	232,670	205,183
August 2022	24,233	7,272	16,961
December 2022	671,469	166,154	445,579
March 2023	80,972	45,107	33,623
August 2023	76,951	—	74,350
December 2023	453,315	—	449,195
	Total Outstanding		1,227,652

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 16 to our consolidated financial statements.

James Hardie 2024 Annual Report on Form 20-F	69

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
During fiscal year 2024, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 30 April 2024.
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
ASX Principles
Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2024 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.
NYSE Standards
As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2024, except as otherwise noted below:
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

James Hardie 2024 Annual Report on Form 20-F	70

Availability of Key Governance Documents
This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available on the Company’s investor relations website (ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2024.
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
•ensuring that the Company has in place an appropriate framework for relevant information to be reported by management to the Board;
•convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;

James Hardie 2024 Annual Report on Form 20-F	71

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
Board and Board Committee Meetings
The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. The majority of Board and Board committee meetings are held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board holds executive session without management present.

James Hardie 2024 Annual Report on Form 20-F	72

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
The following table provides the composition of each standing Board committee during fiscal year 2024, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
A Lloyd	5	5
PJ Davis	5	5				•	4	4	•	1	1
P Lisboa	5	5				C*	5	5	•	4	4
R Peterson	5	5	C*	4	4
R Rodriguez	5	5				•	5	5	C	4	4
S Rowland	5	5	•	4	4	•	5	5
N Stein	5	5	•*	4	4				•	4	4
H Wiens	5	5	•	1	1

____________
 ●    Board Committee member.
 C    Board Committee chair.
*    N Stein and R Peterson held the Audit Committee chair position during the fiscal year.
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
•coordinating the timely completion and dispatch of Board and committee papers;
•ensuring that the business at Board and committee meetings is accurately captured in the minutes; and
•helping to organize and facilitate the induction and professional development of directors.

James Hardie 2024 Annual Report on Form 20-F	73

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
•the requirement to comply with key corporate policies, including the Company’s Global Code of Conduct, its Anti-Bribery and Corruption Policy and its Insider Trading Policy;
•the requirement to notify the Company of, or to seek the Company’s approval before accepting, any new role that could impact upon the time commitment expected of the directors or give rise to a conflict of interest;
•the Company’s policy on when directors may seek independent professional advice at the expense of the Company;
•indemnity and insurance arrangements;
•ongoing rights of access to corporate information; and
•ongoing confidentiality obligations.
Management Performance Evaluations
On an annual basis, the Remuneration Committee, and subsequently the Board, review the performance of the CEO and CFO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2024 were conducted in accordance with the process outlined above in April and May 2024. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2024 Annual Report on Form 20-F	74

Board & Board Committee’s Performance Evaluation
The Nominating and Governance Committee oversees the Board and Board committee’s evaluation process and makes recommendations to the Board. During fiscal year 2024, the process, which was undertaken in February and March 2024, involved the completion of purpose-designed surveys by each director and a private discussion between the Chair of the Board and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board. Further, during fiscal year 2024, the Chair of the Nominating and Governance Committee discussed with the Board, the Chair’s performance and contribution to the effectiveness of the Board as well as the performance of each of the Board committees. The Board also has responsibility for overseeing and evaluating the Nominating and Governance Committee.
Winning Culture: Inclusion and Diversity

James Hardie is fully committed to building and sustaining an inclusive culture which naturally drives the attraction, retention, and engagement of highly skilled, innovative, diverse talent; inspired to build a better future for all. Guided by our core values and rooted in our efforts to sustain a “winning culture” where all employees have a sense of belonging. James Hardie continues to recognize the value of diverse perspectives, experiences, skills, and capabilities. We unequivocally reject any form of intolerance and advocate for respect in all environments including the plant, office or at a customer / vendor site. We believe fostering this type of environment is part of our overall commitment to employee well-being.

The Workplace Inclusion and Diversity Policy, which is located on the Company’s investor relations website (ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which embraces individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, and guidance from Executive Leadership and appointed Global Director Inclusion and Diversity, is responsible for approving and monitoring the Company’s inclusion and diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

James Hardie 2024 Annual Report on Form 20-F	75

Details of diversity composition across various levels of the organization at the end of fiscal year 2024 are set out below:

Level	Percentage of female Board members/employees	Percentage of Board members with diversity characteristics
James Hardie Board[1]	50%	63%
US BUSINESS		Percentage of Underrepresented Minority employees[2]
Senior leadership positions[3]	25%	18%
All management positions	23%	23%
Total workforce	15%	35%
NON-US BUSINESSES
Senior leadership positions	19%
All management positions	22%
Total workforce	18%
____________
1        Includes gender and race diversity characteristics for the Board. CEO is reported with US Business Senior leadership positions.
2        Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for non-US business.
3        Senior Leaders are defined as individuals at director level, or head of function.

The above table is aligned with our new diversity goals introduced in the in 2023 Sustainability Report which include global commitments for women in senior leadership and management, and a North American commitment to underrepresented minorities in management.

James Hardie 2024 Annual Report on Form 20-F	76

We have identified the priorities in the table below to assess progress and guide efforts to drive our people and culture goals year over year with guidance from the voice of our people from the Hardie Heartbeat Engagement Survey: a yearly third party administered, anonymous survey focused on Employee Engagement, Job Enablement and Key Drivers of Engagement to influence and guide the people strategy at global and local levels.

Strategic Pillar	FY24 Actions and Outcomes	FY25 and Beyond Plans
Organizational Agility: Build an organization designed with James Hardie Strategy at its center and deliver HR functional excellence
• Partnering with functions on Organizational design initiatives to accelerate business strategy.
•Hired VP of People Solutions to roadmap the transformation of the HR function and evaluation of key processes and technology to better serve James Hardie.
•Commenced foundational work to design the HR roles of the future to position the HR function to enable our business growth.

Strategy, Governance & Transformation
•Establish a global job architecture to serve as the standard infrastructure for the human capital and financial practices that drive the business.
•Design and execute phase-wise the HR transformation roadmap and implement technologies to centralize and standardize employee data, increase self-service options, and improve reporting capabilities.
•Build the Organizational design and effectiveness center of excellence to enable execution of business strategies.

Great Talent: Build a robust and sustainable talent pool supported by a strong leadership and development capabilities
Talent Acquisition
•Achieved notable success in increasing completed requisitions with diverse &/or female applicants.
•Continued to leverage updated career site which included mobile apply.
•Signed diversity job board partner to expand talent pools and reach more diverse subsets of talent.
•Completed 458 hires, a 48% increase over prior year. Includes 17 for the Engineering Development Program and 20 Interns, a 60% increase from prior year.

Talent Management
•Designed and delivered a global Talent Management framework and assessment process that enables placing the right people in the right roles at the right time, resulting in 259 potential assessments of ELT +2, 11 talent review discussions and 55 succession plans reviewed for GSLT roles.
•Launched global performance management and merit planning to provide a broader view into company performance and wages.
•Increased focus on leadership development & capability by designing and delivering targeted programs across multiple functions/regions.
•Continued to deliver Engineering Development Program (“EDP”) to ensure pipeline of talent for key Manufacturing roles. Shared best practices with Sales and Finance functions to start exploration of additional early career programs.
•Initiated design of NA Intern Program, along with a structure hiring process for intern roles.
•Delivered quarterly New Hire Summit programs to ensure effective onboarding and retention.
•Continued Executive Assessments/ role fit initiatives including through:
•The Caliper Profile: an objective assessment to accurately measure an individual’s personality characteristics and individual motivations to predict on-the-job behaviors and potential.
•Sarah Bridges Executive Coaching (NA).

Talent Acquisition
•Build a Robust and Sustainable Talent Pool and address gaps.
•Hire for critical business Capabilities that accelerate growth strategies.
•Recruitment of diverse candidates for leadership and management roles will continue to be a focus across all global locations including requirements to have diverse candidates slates as part of the recruitment process.
•Dial-up early career and internship programs to provide a feeder talent pipeline.

Talent Management
•Align on a comprehensive global leadership development strategy and programs to nurture and empower current and future leaders at James Hardie.
•Expand the Global Talent Management succession planning to the next organizational tier. Enable the strategic placement of the right people in the right roles at the right time.
•Further build a learning culture establishing the James Hardie University as a Learning center of excellence.
•Design and deliver Grow@Hardie Development Month across the global organization to emphasize culture of learning. Provide core program design with flexibility for local customization.
•Embed Individual Development Plan (“IDP”) as a development tool at James Hardie to drive actionable people development.

James Hardie 2024 Annual Report on Form 20-F	77

Strategic Pillar	FY24 Actions and Outcomes	FY25 and Beyond Plans
Winning Culture: Bring the James Hardie Purpose, Vision, Mission, and Values to life to enable and unlock our best.
Diversity, Equity, Inclusion, and Belonging
•Continued to develop and expand our global inclusion and diversity programs. Objectives were to align and refine our culture, define employee value proposition, grow and develop talent, and improve our hiring processes.
•Maintained 5 Employee Resource Groups (“ERG”) (2 with global reach via chapters in APAC and EU) and added a 6th Veterans ERG group launching May 2024.
•Global Celebrations of International Women’s Day and other diversity recognition days led by ERGs.

Engagement
•Conducted Hardie Heartbeat, James Hardie’s Global Engagement Survey with world class 87% participation. Enabling action plans to increase score year over year with global focus on Well-Being, Learning and Values.

Well-being
•Continued focus on employee experience and well-being.
•Leveraging data driven insights engagement and separate well-being survey) to create strategy.

Employee Value Proposition
•EU: Partner in Growth Launch to better James Hardie position in the marketplace.
•APAC launch of Enboarder, to elevate new hire experience and connection.

Diversity, Equity, Inclusion, and Belonging
•Continue to develop and expand our global inclusion and diversity programs. In alignment with our launched Purpose, Mission, Vision, and Values.
•Focus on Belonging and equity to increase and broaden our efforts past representation.
•Launch Diversity Outreach Partners.
•ERG 2.0 reintroduction.

Engagement
•Hardie Heartbeat 2.0 to include People Leadership score (“PLS”) to drive leadership behavior key for success at James Hardie.

Well-being
•Launch a global well-being strategy, inclusive of a comprehensive suite of programs, initiatives, and education resources, with an intentional focus on mental, physical and financial health support.

Employee Value Proposition
•Establish and promote an ecosystem of support, recognition, and values that allows James Hardie employees to achieve their highest potential.
•Launch a global recognition & reward platform that will enable building a recognition culture.

Principle 2: Structure the Board to Add Value
Composition of the Board

As of the date of this Annual Report, the Board comprises eight non-executive directors (including the Chair) and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board having regard to the requirements of the business and the need to manage changes to board composition and board committees without undue disruption.

Director	Board tenure	Independence
Anne Lloyd	4 November 2018	Chair and non-executive director
Aaron Erter	1 September 2022	Chief Executive Officer and executive director
Peter-John Davis	10 August 2022	Independent non-executive director
Persio Lisboa	2 February 2018	Independent non-executive director
Renee Peterson	30 November 2022	Independent non-executive director
Rada Rodriguez	13 November 2018	Independent non-executive director
Nigel Stein	14 May 2020	Independent non-executive director
Suzanne B Rowland	4 February 2021	Independent non-executive director
Harold Wiens	14 May 2020	Independent non-executive director

For additional information on each director, see “Section 1 – Directors, Senior Management and Employees” of this Annual Report.

James Hardie 2024 Annual Report on Form 20-F	78

Directors may be elected by the Company’s shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit his or herself for election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by the Company’s shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides for a classified Board structure and the Board is divided into three classes (excluding the CEO). Upon the expiration of the term of a class of directors at an AGM, each director in that class may, if willing to act and if the Board so recommends, put themselves forward for re-election at that same AGM to serve from the time of re-election until the third AGM following his or her re-election.
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

During fiscal year 2024, the Nominating and Governance Committee executed its forward-looking plan for Board and Committee succession, to ensure orderly succession to key posts, effective recruitment and smooth onboarding of new members (including any required transition). The plan is regularly reviewed by the Board supported by updates and reports to the Board from the Nominating and Governance Committee.
Director Independence
In accordance with applicable listing standards and its Board and committee charters, the Company requires that a majority of directors on the Board and the Board committees be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body. Additionally, the Company’s Board and committee charters provide that the Chair of the Board and each committee must also be independent, non-executive directors, except in unusual circumstances.
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

James Hardie 2024 Annual Report on Form 20-F	79

all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.
During fiscal year 2024, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Aaron Erter, the current CEO of the Company, all other members of the Board of Directors are independent.
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

Our Approach to Board Composition and Skills

The Board seeks to ensure it maintains an appropriate mix of skills, experience, and expertise to promote diversity of thought, maximize its effectiveness, and build a culture equipped to meet the current and emerging challenges and opportunities that James Hardie faces.
Our Board Skills Matrix (“BSM”), reviewed annually, is a key tool used by the Board to identify strengths and development areas that may require ongoing professional development and/or used as a key input into Board succession planning. In addition, our Board operates under the premise that all Directors have:
•A clear understanding of regulatory and legal compliance matters and Director responsibilities, duties, and stakeholder expectations;
•A strong understanding of its ethical obligations to all stakeholders and factors that may influence and impact our social license to operate, including with respect to our sustainability culture and strategy;
•Clarity on our purpose, strategy and culture and the ability each Director has in shaping these attributes in a prudent manner, with consideration of both financial and non-financial risks;
•Willingness to challenge management and the status quo;
•Willingness to demonstrate their technical ability and depth and breadth of experience and continuously learn and develop their skills to further James Hardie’s growth and success; and
•Adopt a collaborative approach, encouraging a diversity of perspectives.

In 2024, the Board engaged an independent provider to conduct an external review of our current BSM, with a view to ensure that:
•Disclosed skills and expertise are clearly aligned to those required to provide appropriate oversight of James Hardie’s strategic objectives, as well as current and emerging risks, challenges, and opportunities within our industry; and
•Skills definitions and assessment criteria are more robust and reflective of James Hardie’s size, scale, and complexity.

In addition, the review provided an objective assessment of the current capabilities of the Board against our desired mix of skills and experience. As part of the review, each Director undertook a detailed externally-developed survey with responses used to assess Director’s capabilities against specified criteria.

The Board, with assistance from the NGC, will consider these skills as part of any future succession planning processes, as well as ongoing professional development activities for the Board – including (but

James Hardie 2024 Annual Report on Form 20-F	80

not limited to) accredited external training courses, engagement of external subject matter experts and in-house presentations.
The following lists the mix of skills and experience the Board has and is looking to achieve, their strategic importance to James Hardie and level of representation on the current Board.

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Industry
Manufacturing	Former or current executive role in the manufacturing sector, with experience in the fiber cement and building products industry and in-depth industry knowledge and experience in lean manufacturing.	To remain at the forefront of the building products industry, the JHX Board must have the relevant technical and operational experience within the industry and knowledge about how the Company’s products are manufactured.
Materials	Former or current executive role in the materials industry, including building materials/products. In-depth industry knowledge and understanding of the key risks and opportunities in building materials or residential housing.	Achievement of JHX's mission to be the most respected and desired building materials brand in the world requires the JHX Board to have experience and understanding of the materials industry, particularly the building materials and/or residential construction industry.
Commercial
Strategy	Experience in enterprise-wide strategy development and implementation, managing business operations, and designing an effective capital management framework. Experience working in an industry with projects involving large-scale capital outlays and long-term investment horizons in the planning and execution phases.	As the company seeks to grow its market share globally and innovate its product offering, we will draw upon Directors’ experience in assessing, developing and executing challenging strategic plans and driving growth.
Risk Management	Senior executive role or substantial board experience with robust risk management frameworks in a large or medium-sized organization, preferably with global operations. Demonstrable ability to analyze financial and non-financial risks and opportunities and develop and implement successful business strategies.	The Board is expected to maintain strong oversight of JHX’s long-term risk management plan, including monitoring the effectiveness of management’s approach and mitigation of relevant financial and non-financial risks.
Financial Acumen/ Corporate Finance	Chartered Accountant (CA), Certified Public Accountant (CPA) or former or current CFO role in a listed company with the ability to choose the most appropriate accounting framework. In-depth understanding of key financial drivers of business and corporate finance, with proven experience with M&A, capital raisings, capital restructuring, divestments, and spin-offs.	The Board is required to understand financial principles and be able to evaluate JHX’s financial reporting and other periodic corporate reporting, to ensure timely and accurate disclosures. Directors should ensure disclosure is aligned to the reporting requirements of the different jurisdictions JHX operates in.

James Hardie 2024 Annual Report on Form 20-F	81

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Information Technology/ Data Analytics/ Cyber Security	Expertise and experience with digital platforms and customer interfaces, information technology and systems, software, cyber security, social media, digital marketing, programming and creating and developing efficient technological processes.	As JHX continues to grow its global presence, Directors need to be aware of the technological risks and opportunities to the business, particularly with regard to data analytics and cyber security, technologies that enable better efficiency, and those which could protect the Company from external disruptors. Technological advancements may impact JHX’s positioning in the market and provide opportunities for new products, services, processes and supply chains which Directors must be aware of when making decisions regarding the Company’s business strategy.
Market Experience/ Customer Centricity/ Innovation	Proven experience in product innovation and diversification, creating and developing efficient technological processes, implementing improvements to business processes and internal systems. Proven experience in next generation insight, digital and customer experience, as well as retail industry and merchandise expertise.	Industry-leading innovation is critical for JHX to remain at the forefront of the building materials industry by providing differentiated solutions to customers. It is important for Directors to have a sufficient level of expertise in innovation to be able to assess and oversee the development of new products, processes and systems.
Global Business Experience	Former or current executive role in overseas markets where James Hardie operates, with a strong understanding of global markets and different macro-political and economic environments. Experience in developing and implementing successful and sustainable operational/governance structures in new geographies and jurisdictions.	JHX’s global presence and ambition to solidify and expand its international footprint requires Directors to have experience in roles that require global leadership and an understanding of regional political, regulatory, cultural and business environments. It is critical for the Board to have experience in and knowledge of markets we currently operate in (Australia, North America and Europe), as well as those we may enter in the future.
Sales, Marketing & PR	Former or current executive role with direct responsibilities for brand and product marketing, business development, promotion, sales and communications. Experience in an investor relations role. Experience in dealing with a crisis, controversy, accidents, special events and crisis management.	To meet our ambition of profitably growing market share, Directors must have a working knowledge of different aspects of business development, marketing of products, key market demand influences, competitors and market trends.
Leadership, Governance & Compliance
Executive Leadership	Senior executive role in a publicly listed entity in Australia or overseas, with proven track record of leadership, overseeing culture and governance.	Strong executive leadership includes effective succession planning, overseeing culture, and demonstrating and promoting behaviors/ actions that align with our purpose, vision, mission and core values.

James Hardie 2024 Annual Report on Form 20-F	82

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Board Experience	Experience as a non-executive director in a publicly listed entity in Australia or overseas, with proven track record of leadership and governance skills, including consideration of emerging expectations in governance.	The Board should set the ‘tone from the top’ by acting with integrity and accountability, and a commitment to the highest standards of corporate governance.
Culture, Human Resources & Remuneration	Experience in building workforce capability, leading large, diverse and geographically distributed teams, and understanding / influencing organizational culture. Senior executive role or board experience with remuneration frameworks that aim to attract and retain high caliber of executives and other employees. Experience in managing recruitment, talent development and training, retention and turnover.	In line with JHX’s values of ‘embracing our diversity’ and ‘collaborate for greatness’, it is crucial for Directors to bring their skills and experience in overseeing culture, talent management, succession planning, and demonstrating values-based behaviors.
Public Policy & Regulation	Former or current role in government, a government organization, body, entity or institution (including the Australian Takeovers Panel or Foreign Investment Review Board) of any jurisdiction where James Hardie operates. Public and private sector experience in economic policy development and analysis. Experience with regulatory and legal compliance, and resolution of regulatory issues and litigation/disputes, across a wide range of jurisdictions.	As we operate in multiple global jurisdictions, our Board must have a strong understanding of current and emerging regulatory and legal policies and risks, which may impact our operations, performance and reputation.
People & Sustainability
Health & Safety	Proven experience in implementing and improving health and safety processes / management systems. Former or current member of another listed company's safety and health committee.	Our Zero Harm culture is an imperative company value and a key pillar under JHX’s sustainability strategy. Accordingly, the Board must endorse and support our commitment to operating with safe people, safe places and safe systems, through understanding the health and safety risks that employees and third parties are exposed to.
Environment	Proven experience in ensuring compliance-based environmental procedures and methods, creating and developing processes and products with a focus on environmental management, recycling, biodiversity and water management. Former or current member of another listed company's environmental committee.	Operating within the building materials industry, the Board must consider the risks and opportunities as they relate to JHX’s physical environment and integrate the management of environmental issues into our sustainability and business strategies, to ensure the business operates in a sustainable and resilient manner.

James Hardie 2024 Annual Report on Form 20-F	83

Skill/Experience	Description	Relevancy to James Hardie	Representation on Board
Human Rights & Supply Chain Management	Demonstrable understanding of issues related to human rights and supply chains, particularly with respect to the materials industry. Proven experience in building long-term, sustainable community and end-customer relations.	With ‘communities’ as a key pillar under JHX’s sustainability strategy, Directors are expected to endorse and support initiatives that provide better visibility into supply chains and community relations, to reduce the risk of breaches in human rights and difficulties in maintaining the Company’s social license to operate.
Information regarding Board diversity can be found in the “Winning Culture: Inclusion and Diversity” section above.
Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2024, as part of the review, the Nominating and Governance Committee and Board noted that no audit committee member simultaneously serves on the audit committee of more than three public companies.
Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear on the Company’s investor relations website (ir.jameshardie.com.au).
Nominating and Governance Committee

Director	Committee tenure	Independence
Rada Rodriguez – Committee Chair	13 November 2018 Chair since 3 November 2022	Independent non-executive director
Peter-John Davis	2 November 2023	Independent non-executive director
Persio Lisboa	26 October 2020	Independent non-executive director
Nigel Stein	26 October 2020	Independent non-executive director
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

James Hardie 2024 Annual Report on Form 20-F	84

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
Related Party Transactions
Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration Report” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2024.
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
Board Leadership Structure
In an effort to promote efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Anne Lloyd as Chair of the Board. In her role as Chair of the Board, Ms Lloyd co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In her role as Chair of the Board, Ms Lloyd also:
•provides leadership to the Board and helps set the annual board calendar and quarterly meeting agendas;
•chairs Board and shareholder meetings;
•facilitates Board discussions; and
•monitors, evaluates and assesses the performance of the Board and Board committees, and attends meetings of the Audit, Remuneration and Nominating and Governance committees.

James Hardie 2024 Annual Report on Form 20-F	85

Remuneration
For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration Report” of this Annual Report.
Board Accumulation Guidelines
Non-executive directors are required to accumulate up to 1.5 times (and 2 times for the Chair of the Board) the base Board member fee (the “Ownership Target”) in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation, retirement or pension plan) over a reasonable time following their appointment. In addition to this, in November 2022, the Board adopted a new guideline requiring non-executive directors to apply a portion of their base Board member fee towards acquiring the Company’s shares. The applicable portion for the 2024 calendar year is US$100,000 in shares. The Nominating and Governance Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis. Details of the Company’s Non-Executive Director Equity Plan are set out in “Section 1 –Remuneration Report” of this Annual Report.
Independent Advice and Access to Information
In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.
Indemnification
The Company’s Constitution provides for indemnification of any person who is (or who was) a director, the Company Secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts and applicable NYSE Standards.
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

Vision – To inspire how communities design, build, and grow today and tomorrow.

Mission – Be the most respected and desired building materials brand in the world today.

Values – Do the right thing, Embrace our diversity, Be bold and progressive, Collaborate for greatness, Honor our commitments.

James Hardie 2024 Annual Report on Form 20-F	86

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
The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2024.
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
Interested parties who have a concern about the Company’s conduct, including accounting, internal controls or audit matters, may communicate directly with the Company’s Chair of the Board, directors as a group, the Chair of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 1 4119929. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s Chief Legal Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.
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

James Hardie 2024 Annual Report on Form 20-F	87

The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.
A copy of the Insider Trading Policy is available on the Company’s investor relations website (ir.jameshardie.com.au) and also included in Exhibit 11.1 to this Annual Report.
Anti-Bribery and Corruption
James Hardie is committed to ensuring a workplace free from bribery and corruption. This zero tolerance is endorsed and supported by senior management and the Board. All employees must comply with the Company’s Anti-Bribery and Corruption Policy.
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
A copy of the Anti-Bribery and Corruption Policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
Principle 4: Safeguard Integrity in Corporate Reporting
Audit Committee

Director	Committee tenure	Independence
Renee Peterson – Committee Chair	30 November 2022 Chair since 2 November 2023	Independent non-executive director
Suzanne B Rowland	6 February 2021	Independent non-executive director
Nigel Stein	1 June 2020	Independent non-executive director
Harold Wiens	2 November 2023	Independent non-executive director
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

James Hardie 2024 Annual Report on Form 20-F	88

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
All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Ms Peterson and Mr Stein qualify as “audit committee financial experts”. The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.
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

James Hardie 2024 Annual Report on Form 20-F	89

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
The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. Senior management (CEO, CFO, Chief Legal Counsel and Chief Compliance Officer and others designated by the CEO, as applicable) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. The Nominating and Governance Committee reviewed the Continuous Disclosure and Market Communication policy and the Audit Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2024. A copy of the Continuous Disclosure and Market Communication policy is available on the Company’s investor relations website (ir.jameshardie.com.au).
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
•site visits and briefings on strategy for investment analysts;

James Hardie 2024 Annual Report on Form 20-F	90

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
Annual General Meeting
The 2023 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The Company currently anticipates that the 2024 AGM will be held in Ireland, and shareholders who wish to participate in the meeting, including asking questions about the management of the Company, can do so in person or via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chair of the Board will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.
Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.
Further details regarding the 2024 AGM will be set out in the 2024 AGM Notice of Meeting. This will be available electronically to all shareholders and made available on the Company’s website.
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
Principle 7: Recognize and Manage Risk
Risk Management Objectives
The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:
•the Company’s principal strategic, operational and financial risks are identified and assessed;
•the Company’s risk appetite for each risk is considered;
•effective systems are in place to monitor and manage risks; and

James Hardie 2024 Annual Report on Form 20-F	91

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
Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2024. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2024, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2024. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.
Risk Management Committee
The Company maintains management level committees that focus on operation-related risks in the regions in which the Company operates and corporate-related risks (the “Risk Management Committees”). The Risk Management Committees comprise a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their particular region or area of responsibility. The activities of the Risk Management Committee are reviewed by the Chief Legal Counsel

James Hardie 2024 Annual Report on Form 20-F	92

and Chief Compliance Officer. The Vice President of Internal Audit and the Chief Legal Counsel and Chief Compliance Officer also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.
Financial Statements Disclosure Committee
The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives, who meet prior to the Board’s consideration of any quarterly or annual results. This meeting, which is part of the Quarterly Compliance meeting, is a forum for the CEO, CFO and Chief Legal Counsel and Chief Compliance Officer to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.
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

James Hardie’s sustainability strategy integrates our global strategy for value creation and operational performance, and focuses on four key pillars of Communities, Planet, Innovation and Zero Harm. In FY23, we raised the level of ambition of our ESG targets, committing to science-based, absolute reductions in our Scope 1+2 greenhouse gas emissions, aiming for zero manufacturing waste sent to landfill and an increase diversity in management & senior leadership.

We are committed to continuously expanding our understanding of climate-related risks and opportunities over the short, medium and long term, as well as determining the impact of different scenarios on our business, strategy and financial planning. The table on page 56 of our FY23 Sustainability Report page

James Hardie 2024 Annual Report on Form 20-F	93

highlights our key climate risks and opportunities, how they affect our strategy and the actions we have taken in FY23.
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
A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available on the Company’s investor relations website (ir.jameshardie.com.au), and in “Section 1 – Remuneration Report” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2024 are disclosed in “Section 1 – Remuneration Report” of this Annual Report.

James Hardie 2024 Annual Report on Form 20-F	94

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

James Hardie 2024 Annual Report on Form 20-F	95

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
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive, and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2024 Annual Report on Form 20-F	96

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
Our Management’s Discussion and Analysis is presented in the following sections and should be read in conjunction with our consolidated financial statements and the related notes, presented later in this Annual Report:
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

James Hardie 2024 Annual Report on Form 20-F	97

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
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should claims reporting escalate or decline.
An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations and comprehensive income for the year then ended.
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
Accrued Warranty Reserve
Our warranty programs, which vary based on our products and regions, require that we replace defective products within specified time periods from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our future experience is significantly different from our estimates, it could result in the need for additional reserves.
Accounting for Income Tax
We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their financially reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we believe are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If we cannot satisfy a more-likely-than-not threshold for full or partial recovery, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. If facts later indicate that we will be unable to recover all or a portion of our net

James Hardie 2024 Annual Report on Form 20-F	98

deferred tax assets, our income tax expense would increase in the period in which we determine that recovery does not meet the more-likely-than-not threshold.
We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax positions and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction in which we operate. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
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

James Hardie 2024 Annual Report on Form 20-F	99

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
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
Year ended 31 March 2024 compared to year ended 31 March 2023
Financial Highlights

US$ Millions (except per share data)	FY24	FY23	Change
Net sales	$3,936.3	$3,777.1	4%
Operating income	767.4	741.4	4%
Operating income margin (%)	19.5	19.6	(0.1)	pts
Net income	510.2	512.0	—%

Earnings per share - basic	$1.16	$1.15
Earnings per share - diluted	$1.16	$1.15
Net sales increased 4% due to increases in average net sales price in all three regions, which were attributable to strategic price increases and changes in product mix. This growth was partially offset by a volume decrease of 3% driven by lower fiber gypsum volumes in our Europe region.

James Hardie 2024 Annual Report on Form 20-F	100

Operating income margin was down slightly due to higher operating income margin in all three regions offset by higher asbestos adjustments of US$114.7 million primarily related to change in actuarial estimates and an asset impairment charge of US$20.1 million related to the cancellation of the Truganina greenfield project.
The Company's priorities remain unchanged: work safely, partner with our customers, invest in long-term growth and continue to drive profitable share gain. This has enabled us to deliver a strong year, with a record result for net sales. While end market conditions remain uncertain, we continue to focus on partnering with our customers and outperforming in the markets we participate. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.
North America Fiber Cement Segment
Operating results for the North America Fiber Cement segment were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	3,053.8	3,038.5	1%
Average net sales price per unit (per msf)	US$941	US$912	3%

Fiber cement net sales	2,891.4	2,787.6	4%
Gross profit			21%
Gross margin (%)			6.0 pts
Operating income	921.1	767.5	20%
Operating income margin (%)	31.9	27.5	4.4 pts

FY24 vs FY23
Net sales increased 4% primarily driven by a 3% increase in the average net sales price due to strategic price increases, partially offset by a lower value product mix. The volume increase of 1% was driven by improved activity in the US single family new construction market mainly in the second half of the fiscal year.
Gross margin increased as a result of the following components:

Higher average net sales price	2.0	pts
Lower production and distribution costs	4.0	pts
Total percentage point change in gross margin	6.0	pts
Lower production and distribution costs resulted primarily from lower pulp and freight costs.
SG&A expenses increased 23% primarily driven by higher marketing and employee costs. As a percentage of sales, SG&A expenses increased 1.5 percentage points.
Operating income margin increased 4.4 percentage points to 31.9%, driven by higher gross margin, partially offset by higher SG&A expenses.

James Hardie 2024 Annual Report on Form 20-F	101

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	553.7	577.2	(4%)
Average net sales price per unit (per msf)	US$908	US$841	8%

Fiber cement net sales	562.8	539.2	4%
Gross profit			14%
Gross margin (%)			3.2 pts
Operating income	166.1	142.8	16%
Operating income margin (%)	29.5	26.5	3.0 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	553.7	577.2	(4%)
Average net sales price per unit (per msf)	A$1,381	A$1,228	12%

Fiber cement net sales	856.3	787.0	9%
Gross profit			18%
Gross margin (%)			3.2	pts
Operating income	252.7	208.8	21%
Operating income margin (%)	29.5	26.5	3.0	pts
FY24 vs FY23 (A$)
Net sales increased 9%, driven by a 12% increase in the average net sales price resulting primarily from strategic price increases, partially offset by lower volumes of 4% as we experienced weaker market conditions in all countries.
Gross margin increased as a result of the following components:

Higher average net sales price	6.3	pts
Higher production and distribution costs	(3.1	pts)
Total percentage point change in gross margin	3.2	pts
Higher production and distribution costs resulted from higher value product mix and higher cement and silica costs, partially offset by lower pulp and energy costs.
SG&A expenses increased 11% primarily due to higher employee costs. As a percentage of sales, SG&A expenses increased 0.3 percentage points.
Operating income margin of 29.5% increased 3.0 percentage points, driven by higher gross margin.

James Hardie 2024 Annual Report on Form 20-F	102

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	734.4	849.0	(13%)
Average net sales price per unit (per msf)	US$521	US$432	21%

Fiber cement net sales	77.0	68.6	12%
Fiber gypsum net sales[1]	405.1	381.7	6%
Net sales	482.1	450.3	7%
Gross profit			36%
Gross margin (%)			6.4	pts
Operating income	45.0	26.5	70%
Operating income margin (%)	9.3	5.8	3.5	pts
____________
1Also includes cement bonded board net sales.
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions unless otherwise noted	FY24	FY23	Change
Volume (mmsf)	734.4	849.0	(13%)
Average net sales price per unit (per msf)	€480	€414	16%

Fiber cement net sales	71.0	65.8	8%
Fiber gypsum net sales[1]	373.5	366.0	2%
Net sales	444.5	431.8	3%
Gross profit			31%
Gross margin (%)			6.4	pts
Operating income	41.5	25.2	65%
Operating income margin (%)	9.3	5.8	3.5	pts
____________
1Also includes cement bonded board net sales.
FY24 vs FY23 (€)
Net sales increased 3% primarily related to a 16% increase in average net sales price and €8.4 million of favorable true-ups and adjustments to customer rebate estimates, partially offset by a 13% decrease in volumes. The growth in average net sales price was driven by our strategic price increases and a higher value product mix. The volume decrease resulted from lower fiber gypsum volumes as the housing market continued to retract.

James Hardie 2024 Annual Report on Form 20-F	103

Gross margin increased as a result of the following components:

Higher average net sales price	10.4	pts
Higher production and distribution costs	(4.0	pts)
Total percentage point change in gross margin	6.4	pts
Higher production and distribution costs resulted from higher fixed costs per unit driven by lower volumes, higher value product mix and increased costs of energy. These increases were partially offset by lower paper and freight costs.
SG&A expenses increased 19% primarily due to higher employee and marketing costs. As a percentage of sales, SG&A expenses increased 2.7 percentage points.
Operating income margin of 9.3% increased 3.5 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.
General Corporate
Results for General Corporate were as follows:

US$ Millions	FY24	FY23	Change %
General Corporate SG&A expenses	$154.4	$123.7	25
Asset impairment - greenfield site	20.1	—	100
Asbestos:
Asbestos adjustments loss	151.7	37.0	310
AICF SG&A expenses	1.6	1.4	14
General Corporate costs	$327.8	$162.1	102
General Corporate SG&A expenses increased US$30.7 million primarily driven by higher stock-based compensation and employee costs, partially offset by lower New Zealand weathertightness costs.
The Asset impairment charge of US$20.1 million is related to the strategic decision to cancel the Truganina greenfield project and sell the land.
Asbestos adjustments primarily reflect the annual actuarial adjustment recorded in line with KPMG’s actuarial report, as well as the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.
The AUD/USD spot exchange rates are shown in the table below:

FY24		FY23
31 March 2023	0.6711	31 March 2022	0.7482
31 March 2024	0.6510	31 March 2023	0.6711
Change	(3)%	Change	(10)%

James Hardie 2024 Annual Report on Form 20-F	104

Asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY24	FY23
Change in estimates	$153.5	$57.1
Effect of foreign exchange on Asbestos net liabilities	(9.7)	(45.9)
Loss on foreign currency forward contracts	7.8	24.5
Other	0.1	1.3
Asbestos adjustments loss	$151.7	$37.0

The change in estimate for the actuarial adjustment for fiscal year 2024 is due to the annual inflation adjustment and higher than expected claim numbers, partially offset by a reduction in the assumed average claims settlement costs and legal costs.
Readers are referred to Note 12 to our consolidated financial statements, which includes a sensitivity analysis that outlines the potential impact of changes to actuarial assumptions in future periods.
The following is an analysis of claims data for the fiscal years ended 31 March:

	FY24	FY23	Change %
Claims received	564	555	2
Direct claims	410	403	2
Cross claims	154	152	1
Actuarial estimate for the period	537	543	(1)
Difference in claims received to actuarial estimate	27	12

Average claim settlement (A$)	289,000	303,000	(5)
Actuarial estimate for the period (A$)	334,000	331,000	1
Difference in claims paid to actuarial estimate	(45,000)	(28,000)

For the fiscal year ended 31 March 2024, we noted the following related to asbestos-related claims:
•Total claims received were 5% above actuarial expectations and 2% higher than prior year;
•Mesothelioma claims reported were 2% above actuarial expectations and 3% lower than prior year;
•Direct mesothelioma claims were 7% above expectations and 3% higher than prior year, whereas Cross claims were 13% below expectations and 20% lower than prior year;
•Number of claims settled were 1% below actuarial expectations and 3% below prior year; and
•Average claim settlement was 13% below actuarial expectations and 5% below prior year.
Interest, net

US$ Millions	FY24	FY23	Change %
Gross interest expense	$55.9	$45.5	23
Capitalized interest	(19.5)	(8.5)	129
Interest income	(12.1)	(2.1)	476
AICF interest income, net	(9.0)	(4.2)	114
Interest, net	$15.3	$30.7	(50)

Higher gross interest expense primarily resulted from the new term loan agreement entered into in October 2023 and higher variable interest rates. Higher interest income was driven by a higher cash balance and higher interest rates.

James Hardie 2024 Annual Report on Form 20-F	105

Income Tax Expense

	FY24	FY23
Income tax expense (US$ Millions)	244.6	211.5
Effective tax rate (%)	32.4	29.2
The effective tax rate increased 3.2 percentage points primarily due to asbestos and other tax adjustments.
Year ended 31 March 2023 compared to year ended 31 March 2022
Readers are referred to the “Management’s Discussion and Analysis” in Section 2 our fiscal year 2023 Form 20-F filed with the SEC on 16 May 2023 for comparative analysis relating to fiscal years 2023 and 2022.
Liquidity and Capital Allocation
Overview
Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 13 to our consolidated financial statements. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk in Section 3 of this document.
Our cash position increased by US$252.0 million, from US$113.0 million at 31 March 2023 to US$365.0 million at 31 March 2024.
Our gross debt balance increased from US$1,066.1 million at 31 March 2023 to US$1,129.1 million at 31 March 2024 due to the new term loan entered into in October 2023 which had borrowings outstanding of US$298.1 million at 31 March 2024. We had no outstanding borrowings on our US$600 million revolving credit facility at 31 March 2024.
Readers are referred to Note 10 of our 31 March 2024 consolidated financial statements for further information on our debt obligations.
Sources of Liquidity
During fiscal year 2024, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used to fund:
•expansion, renovation and maintenance of production capacity;
•our annual contribution to AICF in accordance with the terms of the AFFA;
•our share buyback programs; and
•our working capital requirements.
There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to

James Hardie 2024 Annual Report on Form 20-F	106

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

Cash Flow

US$ Millions	FY24	FY23	Change	Change %
Net cash provided by operating activities	$914.2	$607.6	$306.6	50
Net cash used in investing activities	470.5	660.1	(189.6)	(29)
Net cash used in financing activities	210.1	25.4	184.7	727
Significant sources and uses of cash during fiscal year 2024 included:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$986.3 million
◦Working capital decreased and generated cash of US$31.1 million due to lower inventory and higher accounts payable, partially offset by higher accounts receivable
◦Asbestos claims paid of US$116.0 million
•Cash used in investing activities:
◦Capital expenditures of US$449.3 million, including global capacity expansion project spend of US$268.7 million
◦AICF net investments of US$5.9 million
•Cash used in financing activities:
◦Proceeds from our new US$300.0 million term loan
◦Net repayments of US$230.0 million on our revolving credit facility
◦Repurchase of shares of US$271.4 million

Capital Expenditures
Our total capital expenditures for fiscal years 2024 and 2023 were US$449.3 million and US$591.3 million, respectively. We also had capital expenditures incurred but not yet paid of US$75.0 million and US$34.7 million at 31 March 2024 and 2023, respectively. Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.
During fiscal year 2024, we:
•Purchased land for our future USA Greenfield site in Crystal City, Missouri
•Purchased land for our future Fiber Cement Greenfield site in Europe
•Announced the cancellation of our plans to build a greenfield site in Truganina, Australia
•Completed construction of the ColorPlus® finishing capacity project in Westfield, Massachusetts, and we expect to complete commissioning in Q1 FY25
•Continued construction of Sheet Machines #3 and #4 in Prattville, Alabama, and began the commissioning of Sheet Machine #3
•Continued construction of the ColorPlus® finishing capacity project in Prattville, Alabama
•Continued brownfield expansion of the fiber gypsum facility in Orejo, Spain

James Hardie 2024 Annual Report on Form 20-F	107

In fiscal year 2025, we estimate total Capital Expenditures will be approximately US$500 million to US$550 million.
Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2024 and 2023.
Capital Management
Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth;
•Maintain a flexible balance sheet; and
•Deploy excess capital to shareholders.

For the fiscal year ended 31 March 2024, we repurchased a total of 8.7 million shares for a total of US$271.4 million at an average per share price of US$31.42. Refer to “Section 3 - Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for further discussion of our share repurchase program.
AICF Funding
We funded US$91.8 million (A$137.5 million) to AICF during fiscal year 2024, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed approximately A$2,195.3 million to the fund.
In accordance with the terms of the AFFA, the Company anticipates that it will contribute approximately A$154 million (US$100 million based on the exchange rate at 31 March 2024) to AICF during the fiscal year ending 31 March 2025.

Readers are referred to Notes 1 and 12 to our consolidated financial statements for further information on asbestos.
Outlook and Trend Information
A number of external factors will impact underlying demand for our products including but not limited to, changes in the following: United States’ GDP, interest rates, mortgage affordability, household debt levels, home values, home prices, unemployment levels, consumer preferences and new household formation.
We expect our US residential end markets to be down slightly in fiscal year 2025 versus fiscal year 2024. We expect growth in New Construction to be more than offset by declines in R&R activity given our segment mix.
In Australia, we anticipate that the addressable underlying housing market will decrease in fiscal year 2025 versus fiscal year 2024. Net sales from our Australian business are expected to trend above the average growth of the domestic alterations and additions and single family detached housing markets.

In Europe, we anticipate the overall addressable market to be down in fiscal year 2025 versus fiscal year 2024, while our Europe Building Products segment is expected to perform above the market. For fiscal year 2025, we have adjusted our transfer pricing on intercompany sale of product from the US to Europe. While this has no impact on a consolidated basis, from a Europe segment perspective if this had been applied to fiscal year 2024, Europe EBIT margins would have been approximately 200 basis points lower. The positive dollars, though minimal, would have been fully reflected in the North America segment.

James Hardie Industries plc - Consolidated Financial Statements	108

Report of Independent Registered Public Accounting Firm	109

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 20 May 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Report of Independent Registered Public Accounting Firm	110

Asbestos Liability Valuation
Description of the Matter
At 31 March 2024, the aggregate asbestos liability was US$989.7 million. As disclosed in Note 12 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.
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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Irvine, California
20 May 2024

James Hardie Industries plc - Consolidated Balance Sheets	111

(Millions of US dollars)	31 March 2024	31 March 2023
Assets
Current assets:
Cash and cash equivalents	$365.0	$113.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	45.8	67.6
Restricted short-term investments - Asbestos	178.4	140.9
Accounts and other receivables, net	366.1	354.8
Inventories	337.8	344.2
Prepaid expenses and other current assets	68.2	41.0
Assets held for sale	55.4	—
Insurance receivable - Asbestos	5.1	6.8
Workers’ compensation - Asbestos	1.6	1.8
Total current assets	1,428.4	1,075.1
Property, plant and equipment, net	2,037.8	1,839.6
Operating lease right-of-use-assets	60.9	59.4
Goodwill	192.6	194.9
Intangible assets, net	149.2	155.2
Restricted long-term investments - Asbestos	—	36.2
Insurance receivable - Asbestos	26.4	28.2
Workers’ compensation - Asbestos	13.6	16.4
Deferred income taxes	690.4	755.6
Deferred income taxes - Asbestos	294.0	298.6
Other assets	19.3	19.9
Total assets	$4,912.6	$4,479.1
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$463.3	$387.7
Accrued payroll and employee benefits	143.3	108.3
Operating lease liabilities	19.0	18.1
Long-term debt, current portion	7.5	—
Accrued product warranties	7.3	5.4
Income taxes payable	13.0	15.4
Asbestos liability	116.7	119.4
Workers’ compensation - Asbestos	1.6	1.8
Other liabilities	26.0	41.2
Total current liabilities	797.7	697.3
Long-term debt	1,115.1	1,059.0
Deferred income taxes	107.5	93.6
Operating lease liabilities	59.4	61.1
Accrued product warranties	28.9	30.2
Income taxes payable	—	2.3
Asbestos liability	873.0	857.7
Workers’ compensation - Asbestos	13.6	16.4
Other liabilities	58.5	50.1
Total liabilities	3,053.7	2,867.7
Commitments and contingencies (Note 14)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 433,784,634 shares issued and outstanding at 31 March 2024 and 442,056,296 shares issued and outstanding at 31 March 2023	224.7	230.0
Additional paid-in capital	256.5	237.9
Retained earnings	1,446.0	1,196.8
Accumulated other comprehensive loss	(68.3)	(53.3)
Total shareholders’ equity	1,858.9	1,611.4
Total liabilities and shareholders’ equity	$4,912.6	$4,479.1
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc - Consolidated Statements of Operations and Comprehensive Income	112

	Years Ended 31 March
(Millions of US dollars, except per share data)	2024	2023	2022
Net sales	$3,936.3	$3,777.1	$3,614.7
Cost of goods sold	2,347.9	2,465.1	2,301.2
Gross profit	1,588.4	1,312.0	1,313.5
Selling, general and administrative expenses	602.2	494.0	461.2
Research and development expenses	47.0	39.6	38.0
Asset impairment - greenfield site	20.1	—	—
Asbestos adjustments loss	151.7	37.0	131.7
Operating income	767.4	741.4	682.6
Interest, net	15.3	30.7	39.3
Other (income) expense, net	(2.7)	(12.8)	0.2
Income before income taxes	754.8	723.5	643.1
Income tax expense	244.6	211.5	184.0
Net income	$510.2	$512.0	$459.1
Income per share:
Basic	$1.16	$1.15	$1.03
Diluted	$1.16	$1.15	$1.03
Weighted average common shares outstanding (Millions):
Basic	438.4	445.1	444.9
Diluted	439.6	445.6	445.9
Comprehensive income, net of tax:
Net income	$510.2	$512.0	$459.1
Pension adjustments	(0.5)	2.1	(0.7)
Currency translation adjustments	(14.5)	(33.4)	(14.7)
Comprehensive income	$495.2	$480.7	$443.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	113

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Cash Flows From Operating Activities
Net income	$510.2	$512.0	$459.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185.0	172.6	161.8
Lease expense	26.9	23.4	23.2
Deferred income taxes	34.6	48.4	49.8
Stock-based compensation	28.2	15.7	9.0
Asbestos adjustments loss	151.7	37.0	131.7
Excess tax benefits from share-based awards	(0.6)	(0.2)	(2.4)
Gain on sale of land	(2.0)	(12.7)	—
Asset impairment - greenfield site	20.1	—	—
Other, net	32.2	22.7	17.7
Changes in operating assets and liabilities:
Accounts and other receivables	(19.7)	32.1	(70.9)
Inventories	3.4	(70.8)	(64.3)
Operating lease assets and liabilities, net	(28.0)	(19.0)	(19.2)
Prepaid expenses and other assets	(21.5)	(12.3)	(5.7)
Insurance receivable - Asbestos	5.6	6.2	8.3
Accounts payable and accrued liabilities	47.4	(63.2)	136.7
Claims and handling costs paid - Asbestos	(116.0)	(107.9)	(118.8)
Income taxes payable	(4.9)	5.5	0.2
Other accrued liabilities	61.6	18.1	41.0
Net cash provided by operating activities	$914.2	$607.6	$757.2
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(449.3)	$(591.3)	$(257.8)
Proceeds from sale of property, plant and equipment	4.2	14.1	—
Capitalized interest	(19.5)	(8.5)	(1.9)
Purchase of restricted investments - Asbestos	(144.2)	(180.1)	(114.6)
Proceeds from restricted investments - Asbestos	138.3	105.7	26.1
Net cash used in investing activities	$(470.5)	$(660.1)	$(348.2)
Cash Flows From Financing Activities
Proceeds from term loan	$300.0	$—	$—
Repayments of term loan	(1.9)	—	—
Proceeds from credit facilities	95.0	450.0	390.0
Repayments of credit facilities	(325.0)	(260.0)	(350.0)
Debt issuance costs	(1.2)	—	(2.1)
Proceeds from issuance of shares	0.4	0.2	0.3
Repayment of finance lease obligations	(1.1)	(1.5)	(1.0)
Shares repurchased	(271.4)	(78.4)	—
Dividends paid	—	(129.6)	(484.0)
Taxes paid related to net share settlement of equity awards	(4.9)	(6.1)	(2.8)
Net cash used in financing activities	$(210.1)	$(25.4)	$(449.6)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(3.4)	$(8.4)	$(5.9)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	230.2	(86.3)	(46.5)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	185.6	271.9	318.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$415.8	$185.6	$271.9
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$75.0	$34.7	$32.3
Supplemental Disclosure of Cash Flow Activities
Cash paid for interest	$41.8	$41.0	$37.0
Cash payment for income taxes, net	$183.1	$117.1	$92.7
Cash paid to AICF	$91.8	$109.6	$248.5
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Changes in Shareholders’ Equity	114

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$—	$(6.6)	$1,060.8
Net income	—	—	459.1	—	—	459.1
Other comprehensive loss	—	—	—	—	(15.4)	(15.4)
Stock-based compensation	0.7	5.5	—	—	—	6.2
Issuance of ordinary shares	—	0.3	—	—	—	0.3
Dividends declared	—	—	(178.1)	—	—	(178.1)
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$—	$(22.0)	$1,332.9
Net income	—	—	512.0	—	—	512.0
Other comprehensive loss	—	—	—	—	(31.3)	(31.3)
Stock-based compensation	0.3	9.3	—	—	—	9.6
Issuance of ordinary shares	—	0.2	—	—	—	0.2
Dividends declared	—	—	(133.6)	—	—	(133.6)
Shares repurchased	—	—	—	(78.4)	—	(78.4)
Shares cancelled	(2.4)	(2.0)	(74.0)	78.4	—	—
Balances as of 31 March 2023	$230.0	$237.9	$1,196.8	$—	$(53.3)	$1,611.4
Net income	—	—	510.2	—	—	510.2
Other comprehensive loss	—	—	—	—	(15.0)	(15.0)
Stock-based compensation	0.2	23.1	—	—	—	23.3
Issuance of ordinary shares	—	0.4	—	—	—	0.4
Shares repurchased	—	—	—	(271.4)	—	(271.4)
Shares cancelled	(5.5)	(4.9)	(261.0)	271.4	—	—
Balances as of 31 March 2024	$224.7	$256.5	$1,446.0	$—	$(68.3)	$1,858.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	115

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
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
For the fiscal years ended 31 March 2024, 2023 and 2022, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

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
Foreign Currency Translation/Remeasurement
The Company has recorded on its consolidated balance sheets certain foreign assets and liabilities, that are denominated in foreign currencies and subject to translation or remeasurement into US dollars at each reporting date under the applicable accounting guidance. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognized in income.
The gains and losses on the remeasurement of the Company’s Euro denominated debt are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents, other than those amounts directly related to the AICF, generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company’s customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past.
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
Leases
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use (“ROU”) asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company groups lease and non-lease components into a single lease component; therefore, fixed payments for common-area-maintenance are included in our operating lease right-of-use assets and liabilities. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
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

Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
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
The Company performs an impairment test of goodwill and intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. At 1 January 2024, the Company performed its annual test noting no impairment.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
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
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, which considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary. Actual warranty costs could differ from the original estimates made by the Company.
Debt
The Company’s debt consists of senior unsecured notes, an unsecured revolving credit facility and a term loan. Each of the Company’s debt instruments is recorded at cost, net of any original issue discount or premium and debt issuance costs, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the straight line method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP.
Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of golds sold, in accordance with the practical expedient provided by Accounting Standards Codification (“ASC”) 606.
The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products, and contractual obligations. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
The Company’s sales contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered. The period between invoicing and when payment is due is not significant.
A portion of the Company’s revenue is made through distributors under vendor managed inventory agreements whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Advertising Costs
Advertising costs are expensed as incurred and were US$110.8 million, US$83.1 million and US$53.7 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. Interest and penalties related to uncertain tax positions are recognized in Income tax expense in the consolidated statements of operations and comprehensive income.
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
Financial Instruments
The estimated fair value of the Company’s financial instruments are determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Asbestos adjustments loss or Selling, general and administrative expenses at each measurement date. The Company does not use derivatives for trading purposes.
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
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Forfeitures of stock-based awards are accounted for as they occur. Stock-based compensation expense is included in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
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
For cash settled units (“CSUs”), compensation expense is recognized based upon an estimate of the number of awards that are expected to vest and the fair market value of JHI plc’s common stock on the date of the grant. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
Stock options have a 3-year cliff vesting schedule from the date of grant. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Loss Contingencies
The Company is involved in various lawsuits and claims arising in the ordinary course of business, the outcomes of which are subject to significant uncertainty. For accrual and disclosure purposes, we regularly assess and monitor the probability and range of possible loss based on the developments in these matters. We take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood that we will prevail, and the severity of any potential loss. A liability is recorded in the financial statements if it is determined to be probable that a loss will be incurred and the amount of the loss can be reasonably estimated. Our estimates of loss contingencies do not reflect potential future recoveries from insurance carriers. Additionally, if deemed probable, insurance recoveries would result in the recording of a receivable.
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG, who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMG arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMG to occur through 2072.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

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
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset in the consolidated balance sheets.
Restricted Investments
Restricted investments of AICF consist of highly liquid investments held in the custody of major financial institutions and are classified as held to maturity (“HTM”) due to AICF’s ability and intent to hold these securities to maturity. These restricted investments are carried at amortized cost.
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
Asbestos Adjustments loss
The Asbestos adjustments loss reflected in the consolidated statements of operations and comprehensive income reflects the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, the effect of foreign exchange remeasurement on the asbestos-related assets and liabilities, and changes in the fair value of forward exchange contracts entered into to reduce exposure to the change in foreign currency exchange rates associated with AICF payments are recorded in Asbestos adjustments loss.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

Accounting Standards Issued But Not Yet Adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280). The amendments in the standard were issued to improve the disclosures about an entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. These amendments are effective for fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-07 starting with the fiscal year ending 31 March 2025 and expect ASU 2023-07 to require additional disclosures in the notes to the consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this standard enhance income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments are effective for fiscal years beginning after 15 December 2024, with early adoption permitted. The Company will adopt ASU No. 2023-09 starting with the fiscal year ending 31 March 2026 and is currently evaluating the impact of the guidance on its consolidated financial statements.
Earnings Per Share
Basic earnings per share (“EPS”) is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury stock method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2024	2023	2022
Basic common shares outstanding	438.4	445.1	444.9
Dilutive effect of stock awards	1.2	0.5	1.0
Diluted common shares outstanding	439.6	445.6	445.9
There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2024, 2023 and 2022.
Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the treasury stock method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
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
Potential common shares of 0.6 million, 0.4 million and 0.7 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

2. Revenues
The following represents the Company’s disaggregated revenues:

	Year Ended 31 March 2024
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,891.4	$562.8	$77.0	$3,531.2
Fiber gypsum revenues	—	—	405.1	405.1
Total revenues	$2,891.4	$562.8	$482.1	$3,936.3

	Year Ended 31 March 2023
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,787.6	$539.2	$68.6	$3,395.4
Fiber gypsum revenues	—	—	381.7	381.7
Total revenues	$2,787.6	$539.2	$450.3	$3,777.1

	Year Ended 31 March 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$2,551.3	$574.9	$76.3	$3,202.5
Fiber gypsum revenues	—	—	412.2	412.2
Total revenues	$2,551.3	$574.9	$488.5	$3,614.7
The process by which the Company recognizes revenues is similar across each of the Company’s reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2024	2023
Cash and cash equivalents	$365.0	$113.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	45.8	67.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$415.8	$185.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

4.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Trade receivables	$321.2	$301.2
Income taxes receivable	34.4	29.6
Other receivables and advances	19.0	26.6
Provision for doubtful trade receivables	(8.5)	(2.6)
Total accounts and other receivables	$366.1	$354.8
The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2024	2023	2022
Balance at beginning of period	$2.6	$3.4	$6.1
Adjustment to provision	6.2	(0.6)	(2.2)
Write-offs, net of recoveries	(0.3)	(0.2)	(0.5)
Balance at end of period	$8.5	$2.6	$3.4

5.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Finished goods	$235.4	$237.8
Work-in-process	25.1	23.0
Raw materials and supplies	90.6	93.9
Provision for obsolete finished goods and raw materials	(13.3)	(10.5)
Total inventories	$337.8	$344.2

6. Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill:

(Millions of US dollars)	Europe Building Products
Balance - 31 March 2022	$199.5
Foreign exchange impact	(4.6)
Balance - 31 March 2023	$194.9
Foreign exchange impact	(2.3)
Balance - 31 March 2024	$192.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

Intangible Assets
The following are the net carrying amount of indefinite lived intangible assets other than goodwill:

	31 March
(Millions of US dollars)	2024	2023
Trade names	$111.0	$112.3
Other	7.4	7.4
Total	$118.4	$119.7
The following are the net carrying amount of amortizable intangible assets:

	Year Ended 31 March 2024
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.3	$(16.5)	$30.8
Total	$47.3	$(16.5)	$30.8

	Year Ended 31 March 2023
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$47.9	$(12.4)	$35.5
Total	$47.9	$(12.4)	$35.5
The amortization of intangible assets was US$4.3 million, US$3.8 million and US$3.5 million for the fiscal years ended 31 March 2024, 2023 and 2022, respectively.
At 31 March 2024, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2025	$4.4
2026	4.6
2027	4.8
2028	4.9
2029	4.6
7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Land	$99.0	$79.8
Buildings	577.4	568.1
Machinery and equipment	2,149.9	2,044.2
Construction in progress	675.3	502.6
Property, plant and equipment, at cost	3,501.6	3,194.7
Less accumulated depreciation	(1,463.8)	(1,355.1)
Property, plant and equipment, net	$2,037.8	$1,839.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

Depreciation expense for the fiscal years ended 31 March 2024, 2023 and 2022 was US$178.7 million, US$166.8 million and US$155.6 million, respectively.
Asset Impairment - greenfield site
For the fiscal year ended 31 March 2024, the Company recorded an impairment charge in general corporate costs of US$20.1 million based on the strategic decision to cancel the Truganina greenfield site. In accordance with the applicable accounting guidance, the impairment charge resulted from the difference between the carrying value of the land, including costs incurred to date and its estimated fair value of US$52.6 million. The estimated fair value was derived primarily from market comparables using a third-party appraisal and are considered Level 3 inputs under ASC 820.
8. Leases
The Company’s lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
Amounts associated with finance lease right-of-use assets and liabilities are not considered material, and have been reclassed in the current year to other assets and liabilities, respectively, on the accompanying consolidated balance sheets.
The following table represents the Company’s ROU assets and lease liabilities:

	31 March
(Millions of US dollars)	2024	2023
Assets:
Operating leases, net	$60.9	$59.4
Finance leases, net	3.0	2.0
Total right-of-use assets	$63.9	$61.4

Liabilities:
Operating leases:
Current	$19.0	$18.1
Non-Current	59.4	61.1
Total operating lease liabilities	$78.4	$79.2

Finance leases:
Current	$1.2	$0.8
Non-Current	2.1	1.4
Total finance lease liabilities	$3.3	$2.2

Total lease liabilities	$81.7	$81.4

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

The following table represents the Company’s lease expense:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Operating leases	$22.3	$20.2	$21.6
Short-term leases	4.6	3.2	1.7
Finance leases	1.1	1.4	1.0
Interest on lease liabilities	0.2	0.2	0.1
Total lease expense	$28.2	$25.0	$24.4
The weighted-average remaining lease term of the Company’s leases is as follows:

	31 March
(In Years)	2024	2023
Operating leases	7.1	7.9
Finance leases	3.4	3.1

The weighted-average discount rate of the Company’s leases is as follows:

	31 March
	2024	2023
Operating leases	5.4%	4.6%
Finance leases	5.6%	4.3%
The following are future lease payments for non-cancellable leases at 31 March 2024:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2025	$21.6	$1.3	$22.9
2026	18.1	1.0	19.1
2027	11.2	0.6	11.8
2028	8.4	0.4	8.8
2029	6.4	0.2	6.6
Thereafter	30.1	—	30.1
Total	$95.8	$3.5	$99.3
Less: imputed interest			17.6
Total lease liabilities			$81.7
Supplemental cash flow and other information related to leases were as follows:

	Years Ended 31 March
(Millions of US dollars)	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$24.3	$20.9
Operating cash flows used for finance leases	0.2	0.2
Financing cash flows used for finance leases	1.1	1.5
Non-cash ROU assets obtained in exchange for new lease liabilities	26.0	16.8
Non-cash remeasurements (decreasing) increasing ROU assets and lease liabilities	(3.6)	5.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2024	2023
Trade creditors	$252.0	$198.2
Accrued interest	14.5	4.7
Accrued customer rebates	121.3	126.2
Other creditors and accruals	75.5	58.6
Total accounts payable and accrued liabilities	$463.3	$387.7
During fiscal year 2024, the Company paid US$36.6 million to J.B. Hunt Transport Services, Inc (“JB Hunt”) for freight services in North America. One of our Board members joined the JB Hunt Board in April 2023.
The Company enters into various purchase obligations in the ordinary course of business. As of 31 March 2024, the Company has aggregate unconditional purchase obligations, primarily energy and marketing contracts, totaling US$53.9 million over the next five fiscal years, with US$27.1 million due within one year.
10.  Debt
The Company’s debt obligations are as follows:

	31 March
(Millions of US dollars)	2024	2023
Unsecured debt:
3.625% Senior notes due 2026 (€400.0 million)	$431.0	$436.1
5.000% Senior notes due 2028	400.0	400.0
Term Loan	298.1	—
Unsecured revolving credit facility	—	230.0
Unamortized debt issuance costs:	(6.5)	(7.1)
Total debt	1,122.6	1,059.0
Less current portion	(7.5)	—
Total Long-term debt	$1,115.1	$1,059.0

Weighted average interest rate of Long-term debt	5.1%	4.7%
Weighted average term of available Long-term debt	3.2 years	4.0 years

Fair value of Senior unsecured notes (Level 1)	$811.5	$785.2
Term Loan Agreement (“TLA”)
In October 2023, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), wholly-owned subsidiaries of JHI plc, entered into a new US$300.0 million TLA with Bank of America, N.A., as administrative agent. Borrowings under the TLA bear interest at the adjusted term Secured Overnight Financing Rate (“SOFR”), plus approximately 2.0%

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

for each period. As the interest rate is variable and based on current market conditions, the fair value of the TLA approximates book value.
Quarterly principal payments commenced in January 2024 and will continue until the maturity date of October 2028. Debt issuance costs in connection with the TLA are being amortized over the stated term of five years.
Unsecured Revolving Credit Facility (“RCF”)
The RCF, which has a maximum US$600.0 million borrowing capacity, may be increased by up to US$250.0 million through the exercise of an accordion option. The facility matures in December 2026 and may be extended for two additional one year terms.
Borrowings under the RCF bear interest rates equal to, at the borrower’s option, (i) the adjusted term SOFR plus an applicable margin; or (ii) a base rate plus an applicable margin. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. Debt issuance costs in connection with the RCF are being amortized over the stated term of five years.
At 31 March 2024, the Company’s debt maturities for the next five fiscal years are as follows:

(Millions of US dollars)	Amount
Fiscal 2025	$7.5
Fiscal 2026	440.4
Fiscal 2027	15.0
Fiscal 2028	415.0
Fiscal 2029	251.2
Total	$1,129.1
Guarantees and Compliance
Senior Unsecured Notes
The indenture governing the senior unsecured notes contain covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2024, the Company was in compliance with all of its requirements.
These notes are guaranteed by James Hardie International Group Limited (“JHIGL”), JHBP and James Hardie Technology Limited (“JHTL”), each of which are wholly-owned subsidiaries of JHI plc.
RCF and Term Loan
The RCF and the TLA both contain certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidation actions. At 31 March 2024, the Company was in compliance with all its covenants.
Both facilities are guaranteed by JHIGL and JHTL.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

Off Balance Sheet Arrangements
As of 31 March 2024, the Company had no outstanding borrowings under the RCF, and US$6.8 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$593.2 million of available borrowing capacity.

11.  Product Warranties
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2024	2023	2022
Balance at beginning of period	$35.6	$37.7	$39.6
Charges to cost of goods sold	3.9	1.2	1.9
Settlements made in cash or in kind	(3.3)	(3.3)	(3.8)
Balance at end of period	$36.2	$35.6	$37.7
12.  Asbestos
The Asbestos adjustments loss included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Change in estimates:
Change in actuarial estimate - asbestos liability	$148.1	$56.0	$145.6
Change in actuarial estimate - insurance receivable	(3.1)	(0.1)	(5.3)
Change in estimate - AICF claims-handling costs	8.5	1.2	0.6
Subtotal - Change in estimates	153.5	57.1	140.9
Effect of foreign exchange on Asbestos net liabilities	(9.7)	(45.9)	(13.2)
Loss on foreign currency forward contracts	7.8	24.5	5.3
Other	0.1	1.3	(1.3)
Asbestos adjustments loss	$151.7	$37.0	$131.7
Effect of foreign exchange on asbestos net liabilities
Prior to 31 March 2024, the effect of foreign exchange on Asbestos net liabilities resulted from a USD function currency subsidiary funding the required AICF payments under the AFFA. Effective 31 March 2024, the Company plans to fund its AICF payments primarily using operating profits of its Australian subsidiary, an Australian dollar functional currency entity. As a result, to the extent that the Australian entity is able to provide funding to meet payment obligations under the AFFA, the foreign currency movements related to the asbestos liability will now be accounted for as foreign exchange translation adjustments and included in Accumulated other comprehensive income or loss on the consolidated balance sheets.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2024. Based on KPMG’s assumptions, KPMG arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarial estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMG as of 31 March 2024:

	As of 31 March 2024
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	949.0	1,457.8
Central Estimate – Undiscounted but Inflated	1,254.7	1,927.4
Central Estimate – Undiscounted and Uninflated	907.6	1,394.3
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMG as of 31 March 2024.
In estimating the potential financial exposure, KPMG has made a number of assumptions, including, but not limited to, assumptions related to the peak period of claims, total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements. Changes to the assumptions may be necessary in future periods should claims reporting escalate or decline.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, the actual liability could differ materially from that which is currently recorded.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

The following table summarizes the results of the analysis:

	As of 31 March 2024
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	758.8	1,165.6
Discounted (but inflated) - High	1,416.1	2,175.4

Undiscounted (but inflated) - Low	987.4	1,516.8
Undiscounted (but inflated) - High	1,960.5	3,011.7
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 20% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2024	2023	2022	2021	2020
Number of open claims at beginning of period	359	365	360	393	332
Number of new claims
Direct claims	410	403	411	392	449
Cross claims	154	152	144	153	208
Number of closed claims	544	561	550	578	596
Number of open claims at end of period	379	359	365	360	393
Average settlement amount per settled claim	A$289,000	A$303,000	A$314,000	A$248,000	A$277,000
Average settlement amount per case closed [1]	A$262,000	A$271,000	A$282,000	A$225,000	A$245,000

Average settlement amount per settled claim	US$190,000	US$208,000	US$232,000	US$178,000	US$189,000
Average settlement amount per case closed [1]	US$172,000	US$186,000	US$208,000	US$162,000	US$167,000
[1] The average settlement amount per case closed includes nil settlements.
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2024:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2023	$(977.1)	$35.0	$244.7	$(0.6)	$(698.0)	$298.6	$40.7	$(358.7)
Asbestos claims paid	114.8	—	(114.8)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	91.8	—	91.8	—	—	91.8
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.6)	—	(1.6)	—	—	(1.6)
Change in actuarial estimate	(148.1)	3.1	—	—	(145.0)	—	—	(145.0)
Change in claims handling cost estimate	(8.5)	—	—	—	(8.5)	—	—	(8.5)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	46.0	—	46.0
Insurance recoveries	—	(5.6)	5.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(39.5)	(0.8)	(40.3)
Other movements	—	—	9.1	0.7	9.8	(2.6)	0.4	7.6
Effect of foreign exchange	28.0	(1.0)	(9.4)	1.4	19.0	(8.5)	(0.8)	9.7
Closing Balance - 31 March 2024	$(989.7)	$31.5	$224.2	$1.5	$(732.5)	$294.0	$39.5	$(399.0)
AICF Funding
During the fiscal years ended 31 March 2024, 2023 and 2022, the Company contributed US$91.8 million (A$137.5 million), US$109.6 million (A$158.8 million) and US$248.5 million (A$328.2 million), respectively, to AICF.
For the fiscal year ended 31 March 2024, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as HTM investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments outstanding as of 31 March 2024:

Date Invested	Maturity Date	Interest Rate	A$ Millions
January 2024	24 January 2025	5.20%	60.0
October 2023	16 October 2024	5.13%	70.0
July 2023	24 July 2024	5.34%	60.0
April 2023	15 April 2024	4.35%	30.0
April 2022	5 April 2024	2.75%	54.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$208.3 million, based on the exchange rate at 31 March 2024). The AICF Loan Facility is guaranteed by the Former James Hardie Companies and is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. At 31 March 2024 and 2023, AICF had no amounts outstanding under the AICF Loan Facility.
13.  Derivative Instruments
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2024 and 2023:

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2024		31 March 2023
Derivatives not accounted for as hedges	31 March 2024	31 March 2023	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$20.1	$269.0	$0.2	$0.7	$2.2	$11.4
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company’s consolidated statements of operations and comprehensive income as follows:

	31 March
(Millions of US dollars)	2024	2023	2022
Asbestos adjustments loss	$7.8	$24.5	$5.3
Selling, general and administrative expenses (income)	—	4.0	(2.1)
Total loss	$7.8	$28.5	$3.2
14.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as described in these consolidated financial statements.

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
There remains only one material outstanding New Zealand Weathertightness Claim, Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”), which was filed in 2015 on behalf of multiple plaintiffs against the Company and/or its subsidiaries as the sole defendants, which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to the claim and is defending the claim vigorously.
From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and subsequently the appellate court held a hearing in August 2022. The Company expected a decision in calendar year 2023, and now anticipates the appellate court will issue its decision during calendar year 2024. As of 31 March 2024, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision. An adverse judgement on the Cridge matter could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry was settled on 24 April 2023 via a negotiated commercial agreement, the terms of which are confidential.
Australia Class Action Securities Claim
On 8 May 2023, a group proceeding (class action) was filed in The Supreme Court of Victoria, Australia by Raeken Pty Ltd against James Hardie Industries plc on behalf of persons who purchased certain James Hardie equity securities from 7 February 2022 through 7 November 2022. The litigation is being funded by a litigation funder in Australia, CASL Funder Pty Ltd. The proceeding includes allegations that James Hardie breached relevant provisions of the Corporations Act 2001 (Cth) and the Australian and Securities Investment Act 2001 (Cth), including with respect to certain forward-looking statements James Hardie made about forecasted financial performance measures during the period specified above. The Company believes the challenged statements were proper and will defend the allegations vigorously. As of 31 March 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

Australian Tax Office (“ATO”) Audit
In February 2024, the ATO issued a transfer pricing position paper for income years starting 1 April 2010 through 31 March 2019, setting out the ATO’s view that certain profits related to arrangements with the Company’s technology holding company based in Ireland should be allocated to Australian subsidiaries of the Company and taxed in Australia. The Company believes its transfer pricing arrangements are compliant with the applicable tax legislation and is currently responding to the position paper. As of 31 March 2024, the Company has not recorded a reserve related to this matter as the chance of loss is not probable. If the Company is ultimately unsuccessful in disputing the ATO’s position, the ATO has calculated the additional amount of tax payable to be approximately A$110 million, excluding any consequential adjustments, interest charges or penalties the ATO may impose.
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
15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Income before income taxes:
Domestic	$239.1	$270.0	$295.0
Foreign	515.7	453.5	348.1
Income before income taxes	$754.8	$723.5	$643.1
Income tax expense:
Current:
Domestic	$38.7	$42.9	$44.4
Foreign	133.0	81.4	53.9
Current income tax expense	171.7	124.3	98.3
Deferred:
Domestic	17.3	11.8	9.4
Foreign	55.6	75.4	76.3
Deferred income tax expense	72.9	87.2	85.7
Total income tax expense	$244.6	$211.5	$184.0

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Income tax expense computed at the statutory tax rates	$135.1	$135.1	$109.7
US state income taxes, net of the federal benefit	14.0	10.6	9.2
Asbestos - effect of foreign exchange	(3.2)	(13.3)	(3.5)
Expenses not deductible	3.6	3.3	1.9
Stock and executive compensation	7.6	1.9	(0.8)
Foreign taxes on domestic income	60.2	61.2	55.2
Taxes on foreign income	17.7	12.0	9.9
Net deferred tax remeasurement	7.3	2.3	3.5
Other items	2.3	(1.6)	(1.1)
Total income tax expense	$244.6	$211.5	$184.0
Effective tax rate	32.4%	29.2%	28.6%
The tax effects of significant temporary differences creating deferred tax assets and liabilities were:

	31 March
(Millions of US dollars)	2024	2023
Deferred tax assets:
Intangible assets	$791.7	$879.0
Asbestos liability	294.0	298.6
Tax credit carryforwards	113.4	115.0
Other provisions and accruals	90.4	85.3
Net operating loss carryforwards	77.9	75.4
Total deferred tax assets	1,367.4	1,453.3
Valuation allowance	(257.0)	(258.0)
Total deferred tax assets net of valuation allowance	1,110.4	1,195.3
Deferred tax liabilities:
Depreciable and amortizable assets	(150.7)	(167.3)
Deferred tax on unremitted earnings	(46.7)	(29.4)
Other	(36.1)	(38.0)
Total deferred tax liabilities	(233.5)	(234.7)
Total deferred taxes, net	$876.9	$960.6
At 31 March 2024, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of US$77.9 million, that are available to offset future taxable income in the respective jurisdiction. Carry-forwards in Australia, New Zealand and Europe are not subject to expiration.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2024, the Company recognized a tax deduction of US$131.9 million (A$200.4 million) for the current year relating to total contributions to AICF of US$712.2 million (A$1,001.8 million) incurred in tax years 2020 through 2024.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2024, the Company had foreign tax credit carry-forwards of US$110.0 million that are available to offset future taxes payable and against which there is a 100% valuation allowance. The Company also had US tax credit carry-forwards of US$3.4 million that are available to offset future taxes payable which expire between tax years 2024 through 2028, and against which there is a partial valuation allowance of US$2.9 million.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2024. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
During the fiscal year ended 31 March 2024, total income tax and withholding tax paid, net of refunds received, was US$183.1 million.
The US Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2021 and 2020 to the prior five tax years. The Company utilized these carryback provisions and at 31 March 2024 the Company recorded current taxes receivable of US$34.2 million.
In December 2023, Ireland enacted Pillar Two rules in accordance with the Minimum Tax Directive of the European Union for implementation of Pillar Two of the Organization for Economic Cooperation and Development’s (OECD’s) Two Pillar solution. The Pillar Two rules provide that income of large groups is taxed at a minimum effective tax rate of 15% on a jurisdictional basis. The Pillar Two rules include an Income Inclusion Rule top-up tax and a domestic top-up tax, which applies to fiscal years commencing on or after 31 December 2023, and an Undertaxed Profits Rule which applies to fiscal years commencing on or after 31 December 2024. The Pillar Two rules will first apply to the Company commencing 1 April 2024. Although the Company expects an increased tax compliance burden, the Pillar Two rules are not expected to have a material impact on our effective tax rate or our consolidated results of operations.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. Due to the size and nature of its business, the Company is subject to ongoing audits and reviews by taxing jurisdictions on various tax matters. The Company is no longer subject to general tax examinations in Ireland for the tax years prior to tax year 2020, Australia for tax years prior to tax year 2015 and in the US for tax years prior to tax year 2016. Refer to Note 14 for further information related to the ongoing ATO audit.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Unrecognized Tax Benefits
For the fiscal years ended 31 March 2024, 2023, and 2022, the total amount of penalties and interest recorded in Income tax expense related to unrecognized tax benefits were immaterial. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets. At 31 March 2024, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate were US$1.1 million.
16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
Liability Awards	$17.3	$2.7	$3.2
Equity Awards	28.2	15.7	9.0
Total stock-based compensation expense	$45.5	$18.4	$12.2
As of 31 March 2024, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$39.6 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
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
The following table summarizes the Company’s shares available for grant as options, RSUs or other equity instruments under the LTIP and 2001 Plan:

Shares Available for Grant
Balance at 31 March 2022	21,489,696
Granted	(2,540,893)
Balance at 31 March 2023	18,948,803
Granted	(1,169,733)
Balance at 31 March 2024	17,779,070

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

Stock Options
The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number of Options	Weighted Average Exercise Price (A$)
Balance at 31 March 2022	—	—
Granted	269,221	33.05
Balance at 31 March 2023	269,221	33.05
Granted	—	—
Balance at 31 March 2024	269,221	33.05
Options exercisable at 31 March 2024	—	—
Stock options vest on the third anniversary of the date of grant provided continuous employment at the applicable vesting date. Vested stock options can be exercised for shares for the exercise price at any time up to the end of the contractual term. As of 31 March 2024, the weighted-average remaining contractual term is 3.6 years and the aggregate intrinsic value is A$7.7 million.
RSUs
The Company estimates the fair value of RSUs on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the RSU vests.
The following table summarizes the Company’s RSU activity:

(Units)	Service Vesting (2001 Plan)	Performance Vesting (LTIP)	Market Conditions (LTIP)	Total	Weighted Average Fair Value at Grant Date (A$)
Outstanding at 31 March 2022	414,675	291,704	494,033	1,200,412	27.83
Granted	1,279,127	268,009	724,536	2,271,672	26.12
Vested	(449,458)	(87,307)	(256,787)	(793,552)	25.17
Forfeited	(107,818)	(100,377)	(91,738)	(299,933)	28.46
Outstanding at 31 March 2023	1,136,526	372,029	870,044	2,378,599	26.97
Granted	533,278	176,624	459,831	1,169,733	43.20
Vested	(373,440)	(90,452)	(42,581)	(506,473)	30.88
Forfeited	(68,712)	(13,299)	(173,643)	(255,654)	25.63
Outstanding at 31 March 2024	1,227,652	444,902	1,113,651	2,786,205	33.36

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

The following table includes the assumptions used to fair value the RSU grants (market condition):

Vesting Condition:	Market	Market	Market	Market	Market	Market	Market	Market
	FY24	FY24	FY23	FY23	FY23	FY23	FY23	FY23
Date of grant	1-Sep-23	1-Sep-23	13-Mar-23	3-Nov-22	3-Nov-22	3-Nov-22	31-Aug-22	31-Aug-22
Dividend yield (per annum)	—%	—%	—%	—%	—%	—%	1.5%	1.5%
Expected volatility	35.4%	38.7%	36.3%	42.5%	35.1%	43.8%	41.9%	33.4%
Risk free interest rate	4.6%	4.9%	4.0%	4.7%	4.7%	4.7%	3.5%	3.5%
Expected life in years	3.0	2.0	2.4	0.8	1.8	2.8	3.0	2.0
JHX stock price at grant date (A$)	46.72	46.72	30.98	33.05	33.05	33.05	33.51	33.51
Number of restricted stock units	451,945	7,886	41,401	38,387	39,450	115,688	387,360	102,250
The following table presents the total fair value of all of our restricted stock units vested:

	Years ended 31 March
(Millions of US dollars)	2024	2023	2022
Total fair value vested	$16.1	$18.4	$42.6
Scorecard LTI – CSUs
Under the terms of the LTIP, the Company grants scorecard LTI CSUs to executives and the vesting of awards is based on the individual’s performance measured over a three year period against certain performance targets. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating.
The following represents the activity related to the CSUs:

	FY24	FY23
Granted	529,875	751,569
Vested	177,955	237,600
Cancelled	125,144	325,459
For the fiscal years ending 31 March 2024, 2023 and 2022, US$5.1 million, US$5.9 million and US$15.2 million, respectively, was paid in cash upon vesting of CSU units.
17.  Capital Management
Share Buyback Purchase Programs
On 8 November 2023, the Company announced a new share buyback program to acquire up to an additional US$250 million of its outstanding shares through 31 October 2024. Between November 2022 and October 2023, the Company completed its previously announced share buyback program and acquired approximately US$200 million of its outstanding shares.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

Below is the activity under these programs:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2023	3.8		3.8	$121.6
1 April 2023 - 30 April 2023	—	$—	—	$121.6
1 May 2023 - 31 May 2023	1.0	$24.84	1.0	$96.8
1 June 2023 - 30 June 2023	1.0	$25.65	1.0	$72.6
1 July 2023 - 31 July 2023	—	$—	—	$72.6
1 August 2023 - 31 August 2023	2.1	$29.31	2.1	$11.1
1 September 2023 - 30 September 2023	0.3	$30.18	0.3	$0.3
1 October 2023 - 31 October 2023	—	$—	—	$0.3
1 November 2023 - 30 November 2023	1.3	$31.20	1.3	$210.3
1 December 2023 - 31 December 2023	1.1	$33.21	1.1	$175.0
1 January 2024 - 31 January 2024	—	$—	—	$175.0
1 February 2024 - 29 February 2024	0.7	$38.02	0.7	$149.1
1 March 2024 - 31 March 2024	1.2	$40.19	1.2	$99.8
Total as of 31 March 2024	12.5		12.5
18.  Operating Segment Information and Concentrations of Risk
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand and the Philippines. The Europe Building Products segment includes fiber gypsum product manufactured in Europe, and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$2,891.4	$2,787.6	$2,551.3
Asia Pacific Fiber Cement	562.8	539.2	574.9
Europe Building Products	482.1	450.3	488.5
Worldwide total	$3,936.3	$3,777.1	$3,614.7

	Operating Income Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$921.1	$767.5	$741.2
Asia Pacific Fiber Cement	166.1	142.8	160.8
Europe Building Products	45.0	26.5	62.9
Research and Development	(37.0)	(33.3)	(34.4)
Segments total	1,095.2	903.5	930.5
General Corporate	(327.8)	(162.1)	(247.9)
Total operating income	767.4	741.4	682.6

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$133.8	$126.1	$114.4
Asia Pacific Fiber Cement	17.0	14.7	13.6
Europe Building Products	29.7	28.0	29.8
General Corporate	2.4	1.8	2.8
Research and Development	2.1	2.0	1.2
Total	$185.0	$172.6	$161.8

	Research and Development Expenses
	Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America Fiber Cement	$8.4	$5.5	$5.3
Asia Pacific Fiber Cement	1.3	1.3	1.5
Europe Building Products	3.3	1.7	0.9
Research and Development	34.0	31.1	30.3
	$47.0	$39.6	$38.0

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

	Total Identifiable Assets 31 March
(Millions of US dollars)	2024	2023
North America Fiber Cement	$1,871.8	$1,672.9
Asia Pacific Fiber Cement	434.9	509.7
Europe Building Products	846.6	781.5
Research and Development	21.7	15.6
Segments total	3,175.0	2,979.7
General Corporate [1]	1,737.6	1,499.4
Worldwide total	$4,912.6	$4,479.1

The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2024	2023	2022
North America [2]	$2,891.4	$2,787.6	$2,551.3
Australia	403.8	380.9	391.7
Germany	140.5	137.8	165.0
New Zealand	87.7	88.1	115.9
Other Countries [3]	412.9	382.7	390.8
Worldwide total	$3,936.3	$3,777.1	$3,614.7

		Total Identifiable Assets 31 March
(Millions of US dollars)		2024	2023
North America [2]		$1,879.7	$1,679.8
Australia		334.6	398.8
Germany		502.7	490.9
New Zealand		29.5	41.2
Other Countries [3]		428.5	369.0
Segments total		3,175.0	2,979.7
General Corporate [1]		1,737.6	1,499.4
Worldwide total		$4,912.6	$4,479.1
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

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. The Company has one customer who has contributed greater than 10% of net sales in each of the past three fiscal years. The following represents net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2024		2023		2022
Customer A	$558.2	14.2%	$450.1	12.0%	$418.3	12.0%
Approximately 30%, 30% and 33% of the Company’s net sales in fiscal year 2024, 2023 and 2022, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
19.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 31 March 2024:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial (Loss) Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2023	$0.2	$1.8	$(55.3)	$(53.3)
Other comprehensive loss	—	(0.5)	(14.5)	(15.0)
Balance at 31 March 2024	$0.2	$1.3	$(69.8)	$(68.3)
20. Employee Benefit Plan
In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee’s contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2024, 2023 and 2022, the Company made matching contributions of US$16.8 million, US$16.3 million and US$14.1 million, respectively.
The Company sponsors a deferred compensation plan for its executives whereby the plan assets are held in a rabbi trust. The deferred compensation is funded to the rabbi trust which holds investments directed by the participants and are accounted for as held for sale. The Company matches up to a maximum of the first 6% of an employee’s eligible compensation that would not be eligible in the 401(k) Plan due to Internal Revenue Service contribution limits so long as the participant defers eligible compensation to the deferred compensation plan. As of 31 March 2024, the assets held in trust and related deferred compensation liability recorded in the accompanying consolidated balance sheets are immaterial.

James Hardie 2024 Annual Report on Form 20-F	148

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)
Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY24	FY23	FY22
Audit fees[1]	$7.2	$6.8	$6.1
Audit-related fees[2]	—	—	0.1
Tax fees	—	—	—
All other fees	$—	$—	$—
____________
1Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
2Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm engaged one temporary employee to participate in a minor portion of the audit of our consolidated financial statements for fiscal year 2022. In fiscal years 2024 and 2023, no temporary employees were used to conduct the audits of our consolidated financial statements.
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

James Hardie 2024 Annual Report on Form 20-F	149

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

James Hardie 2024 Annual Report on Form 20-F	150

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

As a result of unforeseen delays, we may also fail to achieve the levels of additional manufacturing capacity we have forecasted for our plants, as described in Section 1 - “Property, Plant and Equipment”. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all or that such additional capacities will operate at their expected utilization rate. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate, and investors should not place undue reliance upon them.

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

Price fluctuations, significant cost inflation, or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	151

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

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately one third of our net sales in fiscal years 2022, 2023 and 2024 were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, Euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to

James Hardie 2024 Annual Report on Form 20-F	152

manage our foreign exchange risks. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.
Legal and Regulatory Risks

Our ability to sell our products is influenced by legislation and regulations such as local building codes or federal standards which may hinder our ability to compete effectively in certain markets and to increase or maintain our current market share for our products.

Most countries, states and localities in the markets in which we sell our products maintain building codes, standards, ordinances and regulations that affect both the building materials that may be purchased or used and the methods of constructing homes and buildings for which our products are intended. Our products may not qualify under building codes, standards, ordinances or regulations in certain markets or for certain applications, preventing or limiting our customers’ purchase and use of our products and limiting our ability to sell our products in those markets. In addition, ordinances and codes may change over time and any such changes may, from the time they are implemented, prospectively limit or prevent the use of our products, causing us to lose sales in those markets. Further, the raw material, utility and labor inputs for manufacturing our products are subject to environmental, safety, labor, and/or import/export regulations that can adversely affect both the cost and/or the availability of our products. Although we track and monitor current and proposed building codes, standards, ordinances and regulations in the markets in which we sell or plan to sell our products and, when appropriate, become involved in the relevant rule making or legislative processes, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Losses and expenses relating to ongoing New Zealand product liability litigation could have a material adverse effect on our business.

Starting in 2015, our New Zealand subsidiaries (as well as certain other members of the James Hardie Group) began defending a number of large construction defect and/or product liability claims in New Zealand that related to weathertightness claims in residential buildings and a number of non-residential buildings, primarily constructed from 1998 to 2004.

As of 31 March 2024, there remains only one material outstanding New Zealand Weathertightness Claims (“NZWT”) claim, which the Company is currently defending vigorously and believes it has substantial factual and legal defenses to this claim. For additional information, see Note 14 to our consolidated financial statements in Section 2.

Any losses incurred in connection with defending and resolving New Zealand weathertightness claims could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2024 Annual Report on Form 20-F	153

Many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber cement products during installation or demolition. Respirable crystalline silica is classified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which have been the subject of tort litigation.

Many jurisdictions, including the United States, Australia and New Zealand, have recently adopted or are considering adopting regulations that significantly reduce the occupational exposure limit to respirable crystalline silica, as well as introducing more stringent regulations on the processing of materials containing crystalline silica an imposing additional training, employee medical surveillance and exposure monitoring and recordkeeping requirements. It is possible that these regulations could have additional impacts on our business as a result of further increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business partners (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule changes may possibly have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from our failure to comply may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental or health and safety liability will not change. Such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

Cybersecurity risks related to the technology used in our operations, including security and data privacy incidents involving company, customer, employee, or vendor systems or information, could result in a major disruption or failure of our information technology systems, which could adversely affect our business and operations.

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Like other large business organizations, we face numerous and evolving cybersecurity risks of increasing scale and volume.

James Hardie 2024 Annual Report on Form 20-F	154

We have made and continue to make significant investments to continuously improve and maintain our cybersecurity program processes, procedures and controls, including careful design, implementation, updating, and internal and independent third-party assessments. Our efforts focus on continuously protecting, detecting, responding to, addressing, managing and enhancing the security of our information systems, software, networks, and other digital assets. Our systems and facilities, as well as those of third parties with which we do business, are targeted by those seeking to gain unauthorized access to technology systems and may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses and malware infections, misplaced or lost data, programming and/or human errors or other similar events. Network, system, and data breaches could result in misappropriation of sensitive data or significant operational disruptions, including interruption to systems availability and denial of access to and misuse of applications required by our customers to conduct business with us. In addition, misuse of internal applications, theft of intellectual property, trade secrets, or other corporate assets, and inappropriate disclosure of confidential information could stem from such incidents. Theft of personal or other confidential data and sensitive proprietary information could also occur as a result of a breach in cybersecurity, exposing us to costs and liabilities associated with privacy and data security laws in the jurisdictions in which we operate. Furthermore, we face additional cybersecurity risks related to some of our employees continuing to work remotely. Although we strive to have appropriate security controls in place, prevention of all computer security incidents cannot be assured.

Any security incident involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, regulatory penalties, damage to our reputation, risk of litigation, significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

Privacy and data security concerns and regulation could result in additional costs and liabilities.

As a global organization, we are subject to various regulations regarding privacy, data protection and data security, including among others those set forth in the European Economic Area’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act (“CCPA”), and the California Privacy Rights Act (“CPRA”). Laws such as the GDPR, CCPA, and CPRA regulate and place limitations on the collection, processing, storing, sharing, and transfer of personal and customer data and impose substantial penalties for non-compliance. Our efforts to comply with GDPR, CCPA, and the CPRA and other privacy and data protection laws increases compliance complexity and related costs, with such complexities and costs likely to increase over time. We could also incur costs, penalties, reputational harm, or litigation expenses due to any violations of existing or future data privacy laws and regulations.

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

James Hardie 2024 Annual Report on Form 20-F	155

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

Potential escalation in proven claims made against, and associated costs of AICF could require an extension of the period of time that the Company is obliged to make annual funding payments as defined in the AFFA, beyond the currently anticipated expiration date of that obligation, which may cause us to have to increase our asbestos liability in the future.

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

If future proven claims are more numerous or the liabilities arising from them are larger than that currently estimated, we may be required to increase our asbestos liability, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2024 Annual Report on Form 20-F	156

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

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate caused unpredictable volatility in our reported results.

The AFFA imposes certain non-monetary obligations.

Under the AFFA, we are also subject to certain non-monetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would have a material adverse effect on the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, and non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s-length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

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

James Hardie 2024 Annual Report on Form 20-F	157

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

James Hardie 2024 Annual Report on Form 20-F	158

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

Due to our size and the nature of our business, we are subject to ongoing audits and reviews by authorities, including the Australian Taxation Office in Australia, on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.

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

James Hardie 2024 Annual Report on Form 20-F	159

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

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2022 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2024 Annual Report on Form 20-F	160

LEGAL PROCEEDINGS
Legal Matters and Environmental
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits, and litigation concerning its products.
Discussion of legal matters with respect to this item may be found in Note 14 to our audited consolidated financial statements in Section 2, which information is incorporated by reference in this “Section 3 – Legal Proceedings” of this Annual Report.
Tax Contingencies
Due to our size and the nature of our business, we are subject to ongoing audits and reviews by taxing authorities, including the Australian Taxation Office in Australia, on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.
We file income tax returns in various jurisdictions, including Australia, Germany, Ireland, the Netherlands, New Zealand, the Philippines, Spain and the United States.

James Hardie 2024 Annual Report on Form 20-F	161

CONTROLS AND PROCEDURES
Management’s Annual Report on Internal Control Over Financial Reporting
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2024 to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.
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
We assessed the effectiveness of our internal control over financial reporting as of 31 March 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2024.
The effectiveness of our internal control over financial reporting as of 31 March 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2024 Annual Report on Form 20-F	162

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc
Opinion on Internal Control Over Financial Reporting
We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, James Hardie Industries plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 March 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes and our report dated 20 May 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP

Irvine, California
20 May 2024

James Hardie 2024 Annual Report on Form 20-F	163

CYBERSECURITY
Risk Management and Strategy
The Company’s comprehensive cybersecurity program is aligned with the National Institute for Standards and Technology Cybersecurity Framework (“NIST CSF”), an industry standard that sets guidelines to manage cybersecurity risks. The cybersecurity program includes processes, procedures and controls to reasonably mitigate our cybersecurity and information technology risk. Our efforts focus on continuously protecting, detecting, responding to, managing and enhancing the security of our information systems, software, networks and digital assets. Such efforts are designed to protect against and mitigate the effects of, among other things, security and data privacy incidents including cyber-attacks, ransomware and identifying deliberate attempts to exploit known and existing vulnerabilities. The cybersecurity program is designed to minimize the impact and disruption to business operations.
The efforts to prevent, detect and respond to cybersecurity threats are managed by our VP, Cybersecurity in collaboration with our Chief Information Officer (“CIO”), whose teams are responsible for leading our cybersecurity strategy, policy, communication, training, architecture and processes. Our cybersecurity program includes:
•identifying and confirming the adequacy of security measures;
•identifying security deficiencies and data from which to predict effectiveness of proposed security measures;
•detection and reporting requirements for identifying unusual internal or external activity or events that may compromise the availability, confidentiality and integrity of our information technology resources;
•specific testing to be performed within specific timelines, including but not limited to, networks, web applications and network accounts;
•regularly review relevant threat and vulnerability information from appropriate goods and services vendors, third-parties and public domain resources;
•verifying compliance with cybersecurity policies through various methods, including but not limited to, system and tool reports, internal and external audits and feedback to the policy owner;
•review of our cybersecurity policies at least annually or when there are significant changes within the company’s facilities or infrastructure to ensure their continuing suitability, adequacy and effectiveness;
•a crisis management governance plan that outlines the members of the crisis management team, escalation path and escalation thresholds; and
•periodic tabletop exercises with our management team to test our crisis management governance plan and to familiarize our management team with the elements and operation of our crisis management governance plan.

When a cybersecurity threat or incident is identified, our security incident plan outlines the members of the security incident response team (“SIRT”), escalation path and escalation thresholds. The SIRT considers each incident’s impact to our operations, technology, safety and reputation and any legal or regulatory impacts. If any individual situation or situations in the aggregate triggers any one severity level, the event is immediately escalated according to the appropriate response path for each incident classification. We have also retained a third-party service provider to complement our incident response capabilities, if required.

We engage third parties to conduct annual security penetration testing against our networks, both internally and externally, to identify and mitigate cyber risks. We have and will continue to conduct cybersecurity program assessments to evaluate its maturity against the NIST CSF.

James Hardie 2024 Annual Report on Form 20-F	164

We require ongoing cybersecurity training for all employees, focusing on the appropriate protection and security of confidential company and third-party information. Additionally, employees participate in mandatory, monthly cybersecurity awareness training that covers a broad range of security topics, including business email compromise, phishing schemes, remote work and reporting and responding to suspicious activities.
Governance
Our executive leadership team (“ELT”) also supports and monitors the effectiveness of and compliance with the cybersecurity policies and other security and data protection requirements. The ELT externally communicates data breaches, provides protocol and processes for internal and external communication and analyzes business impacts of a cybersecurity incident.
Our VP, Cybersecurity has over 20 years of experience developing and implementing cybersecurity programs to protect organizations against cyber-attacks. The responsibilities of the VP, Cybersecurity include, but are not limited to, developing, deploying and maintaining the cybersecurity policies; developing, deploying and maintaining cybersecurity program documentation, processes and procedures; validating compliance with cybersecurity policies by staff and third parties; and reviewing and approving cybersecurity policies deviations, waivers and exceptions. The VP, Cybersecurity also evaluates security and data protection incidents, analyzes business impacts, provides security and risk guidance and recommendations, and reviews security incident reports.
Our CIO has over 30 years of IT experience, including 17 years as CIO for businesses in a variety of industries. Our CIO has a track record of developing effective, leading-edge technology solutions that create business value. The CIO reviews and approves cybersecurity policies and reviews, approves and monitors security policies, deviations, waivers and exceptions.
The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the risks from cybersecurity threats. As such, it receives updates on our cybersecurity practices, events and risks from our CIO at the Board’s regularly scheduled meetings.
In fiscal year 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. Readers are referred to Section 3 – Risk Factors for cybersecurity risks.

James Hardie 2024 Annual Report on Form 20-F	165

EMPLOYEES
During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2024	2023	2022
Fiber Cement United States and Canada	3,337	3,228	3,014
Europe Building Products	1,043	981	935
Fiber Cement Australia	597	594	583
Fiber Cement New Zealand	43	45	53
Fiber Cement Philippines	352	360	362
Research & Development, including Technology	167	181	186
General Corporate	140	84	63
Total Employees	5,679	5,473	5,196
As of the end of 31 March 2024, of the 5,679 average number of people employed, approximately 866 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 791 and 75 employees in Europe and Australia, respectively). Under European law, employees that are part of a collective agreement are not required to inform their employer if they are a member of a labor union. In Australia, it is a matter of individual choice whether an employee in a collective agreement is a member of a union. As such, it is possible that some of our employees covered by collective agreements in Europe and Australia may not be members of a union. In accordance with Australian law, we do not keep records of union membership. Our management believes that we have a satisfactory relationship with these unions and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.
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
We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of ADRs, under the symbol “JHX.” Deutsche Bank Trust Company Americas (“Deutsche Bank”) has acted as the depository for our ADS program. Unless the context indicates otherwise, when we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.
We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

James Hardie 2024 Annual Report on Form 20-F	166

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
•fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

James Hardie 2024 Annual Report on Form 20-F	167

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
As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (we received US$87,803 in reimbursements of this type in fiscal year 2024); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year.

James Hardie 2024 Annual Report on Form 20-F	168

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On 8 November 2023, the Company announced a new share buyback program to acquire up to an additional US$250 million of its outstanding shares through 31 October 2024. Between November 2022 and October 2023, the Company completed its previously announced share buyback program and acquired approximately US$200 million of its outstanding shares.
Below is the activity under these programs:

In Millions, except price per share	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet be Purchased Under the Program (US$)
Total as of 31 March 2023	3.8		3.8
1 April 2023 - 30 April 2023	—	$—	—	$121.6
1 May 2023 - 31 May 2023	1.0	$24.84	1.0	$96.8
1 June 2023 - 30 June 2023	1.0	$25.65	1.0	$72.6
1 July 2023 - 31 July 2023	—	—	—	$72.6
1 August 2023 - 31 August 2023	2.1	$29.31	2.1	$11.1
1 September 2023 - 30 September 2023	0.3	$30.18	0.3	$0.3
1 October 2023 - 31 October 2023	—	—	—	$0.3
1 November 2023 - 30 November 2023	1.3	$31.20	1.3	$210.3
1 December 2023 - 31 December 2023	1.1	$33.21	1.1	$175.0
1 January 2024 - 31 January 2024	—	$—	—	$175.0
1 February 2024 - 29 February 2024	0.7	$38.02	0.7	$149.1
1 March 2024 - 31 March 2024	1.2	$40.19	1.2	$99.8
Total as of 31 March 2024	12.5		12.5

James Hardie 2024 Annual Report on Form 20-F	169

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

James Hardie 2024 Annual Report on Form 20-F	170

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

James Hardie 2024 Annual Report on Form 20-F	171

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

James Hardie 2024 Annual Report on Form 20-F	172

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
US Information Reporting and Backup Withholding
Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 24%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-

James Hardie 2024 Annual Report on Form 20-F	173

US status in connection with payments received in the United States or through certain US related financial intermediaries.
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

James Hardie 2024 Annual Report on Form 20-F	174

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

James Hardie 2024 Annual Report on Form 20-F	175

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

James Hardie 2024 Annual Report on Form 20-F	176

Irish Stamp Duty

If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater, and will not be able to be registered until duly stamped. A transfer of CUFS (whether off-market and evidenced in writing or through the CHESS system) will be subject to the 1% Irish stamp duty. However, in the case of electronic transfers of shares (CUFS) through the CHESS system, no stamp duty will be collected on such transfers unless and until such time as a collection and administration process has been determined by the Revenue Commissioners in Ireland. For completeness, a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer. Any electronic transfers of shares through the ADR system will not be regarded as transfers of interests in securities and will not be brought within the charge to Irish stamp duty.

James Hardie 2024 Annual Report on Form 20-F	177

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our Euro denominated long-term debt and commodity price risk relative to changes in prices of commodities we use in production.
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
For our fiscal year ended 31 March 2024, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	69.7%	10.3%	10.4%	2.2%	7.4%
Expenses[2]	65.2%	14.2%	11.8%	2.2%	6.6%
Liabilities (excluding borrowings)[2]	30.5%	56.3%	10.2%	1.1%	1.9%

For our fiscal year ended 31 March 2023, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	Euros	NZ$	Other[1]
Net sales	70.0%	10.1%	10.2%	2.3%	7.4%
Expenses[2]	68.6%	9.3%	12.3%	3.1%	6.7%
Liabilities (excluding borrowings)[2]	25.7%	59.2%	11.0%	2.3%	1.8%
____________
1Comprised of Philippine pesos, United Kingdom pounds and Canadian dollars.
2Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. Liabilities include the A$ denominated asbestos liability. See “Section 3 – Risk Factors,” and Note 12 to our consolidated financial statements further information regarding the asbestos liability.

James Hardie 2024 Annual Report on Form 20-F	178

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
Interest Rate Risk
We have market risk from changes in interest rates, related to our revolving credit facility and Term Loan. Assuming both facilities were fully drawn for the entire year, each one percentage point increase (decrease) in interest rates would result in a US$9.1 million and US$6.1 million increase (decrease) in annual cash interest expense for the year ended 31 March 2024 and 2023, respectively.
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
We have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2024 would have resulted in +/- US$51.1 million or 2.2% impact on our cost of sales for fiscal year 2024.
For fiscal year 2023, we have assessed the market risk of our core commodities and believe that a +/- 10% change in the average cost of these materials for the year ended 31 March 2023 would have resulted in +/- US$60.4 million or 2.5% impact on our cost of sales for fiscal year 2023.

James Hardie 2024 Annual Report on Form 20-F	179

OTHER INFORMATION
Constitution
Our corporate domicile is in Ireland and our registered office is located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. Copies of our Memorandum of Association and our Articles of Association are filed as Exhibits 1.1 and 1.2 to this Annual Report. A description of our dividend distribution policy and each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.17 to this Annual Report and is incorporated herein by reference.
Material Contracts
Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our revolving credit facility and Term Loan, the indentures governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration Report” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.
Exchange Controls
The European Union (“EU”) has imposed financial sanctions on a number of governments, entities, groups and individuals throughout the world in furtherance of the EU’s common foreign and security policy. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the EU. In addition, we do not conduct business or other revenue-generating activities contrary to any such sanctions.
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
There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

James Hardie 2024 Annual Report on Form 20-F	180

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

Annual Report to Security Holders

We will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

James Hardie 2024 Annual Report on Form 20-F	181

SECTION 4
SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION
As of 30 April 2024, JHI plc had 433,784,634 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 37,197 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. RSUs issued by the Company carry no voting rights.
At 30 April 2024, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
Geographic Distribution of Beneficial Ownership of James Hardie Industries plc
The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March 2024 and 2023:

Geographic Region	31 March 2024	31 March 2023
Australia	48.60%	58.52%
United States	20.28%	14.82%
United Kingdom	4.63%	3.76%
Europe (excluding the United Kingdom)	9.82%	7.30%
Asia	5.61%	4.15%
Other	11.06%	11.45%
As of 30 April 2024, 0.03% of the outstanding shares of our common stock was held by 70 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2024, 1.83% of the outstanding shares of our common stock was represented by ADSs held by 12 holders, all of whom have registered addresses in the United States, except 2 holders having registered addresses in Germany and the United Kingdom. A total of 1.86% of our outstanding capital stock was registered to 80 US holders as of 30 April 2024.
Distribution Schedule of James Hardie Industries plc
The following table shows a distribution of the holders of our CUFS at 30 April 2024:

Size of Holding Range	CUFS			Options
	Holders	Holdings	Total %	Holders	Holdings
1-1,000	29,947	8,221,293	1.90	-	-
1,001-5,000	6,125	12,911,202	2.98	-	-
5,001-10,000	693	4,954,230	1.14	-	-
10,001-100,000	378	8,324,971	1.92	-	-
100,001 and over	54	399,372,938	92.06	-	-
Totals	37,197	433,784,634	100.00	-	-

James Hardie 2024 Annual Report on Form 20-F	182

Based on the closing price of A$54.21 on 30 April 2024, there were 328 CUFS holders that held less than a marketable parcel of shares.
Substantial CUFS holders of James Hardie Industries plc
As at 30 April 2024, the Company had received notification of the following interests in its share capital, which were equal to, or in excess of, 3%:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding	Date became substantial shareholder
Blackrock, Inc.	26,020,998	6.00%	16 October 2014
OppenheimerFunds, Inc.	23,564,091	5.43%	30 June 2016
The Vanguard Group, Inc.	22,013,078	5.07%	17 August 2018
AustralianSuper Pty Ltd	21,754,891	5.02%	2 September 2019
Commonwealth Bank of Australia	17,819,160	4.11%	15 August 2014
KKR Entities	17,556,051	4.05%	1 December 2021
Challenger Limited	17,466,712	4.03%	23 May 2018
Bennelong Funds Management Group Pty Ltd	17,389,710	4.01%	16 December 2020
FIL Limited	13,876,711	3.20%	22 November 2023

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2024

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	162,295,086	37.41%	1
J P Morgan Nominees Australia Pty Limited	101,500,470	23.40%	2
Citicorp Nominees Pty Limited	63,410,959	14.62%	3
BNP Paribas Nominees Pty Ltd	12,512,225	2.88%	4
National Nominees Limited	8,775,243	2.02%	5
BNP Paribas Noms Pty Ltd Deutsche Bank TCA	7,955,340	1.83%	6
Citicorp Nominees Pty Limited	7,383,287	1.70%	7
BNP Paribas Noms Pty Ltd	6,214,916	1.43%	8
Australian Foundation Investment Company Limited	4,170,000	0.96%	9
HSBC Custody Nominees (Australia) Limited	3,126,637	0.72%	10
HSBC Custody Nominees (Australia) Limited-GSCO ECA	2,854,995	0.66%	11
BNPP Noms Pty Ltd HUB24 Custodial Serv Ltd	2,068,331	0.48%	12
HSBC Custody Nominees (Australia) Limited - A/C 2	1,743,704	0.40%	13
Netwealth Investments Limited	1,603,281	0.37%	14
UBS Nominees Pty Ltd	976,606	0.23%	15
BNP Paribas Nominees Pty Ltd Barclays	938,682	0.22%	16
Moorgate Investments Pty Ltd	883,799	0.20%	17
Argo Investments Limited	791,000	0.18%	18
Ecapital Nominees Pty Limited	664,732	0.15%	19
The Senior Master of the Supreme Court	658,370	0.15%	20
TOTAL	390,527,663	90.01%

James Hardie 2024 Annual Report on Form 20-F	183

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASC	Accounting Standards Codification
ASIC	Australian Securities and Investments Commission
ASP	Average net sales price per msf
ASU	Accounting Standards Update
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CARES Act	US Coronavirus Aid, Relief, and Economic Security Act
CCPA	California Consumer Privacy Act
CDN	CHESS Depositary Nominees Pty Ltd
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CIO	Chief Information Officer
CHESS	Clearing House Electronic Subregister System
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
ELT	Executive Leadership Team
EPS	Earnings Per Share
ESG	Environmental, Social and Governance
FASB	Financial Accounting Standards Board
GDPR	General Data Protection Regulation
HMOS	HardieTM Manufacturing Operating System
HOS	HardieTM Operating System
IP Plan	Individual Performance Plan
IRS	Internal Revenue Service
JHX	James Hardie
LOB	Limitation on Benefits
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NOLs	US net operating losses
NSW	New South Wales
NYSE	New York Stock Exchange
NZWT	New Zealand Weathertightness
PDG	Primary Demand Growth
R&D	Research and Development
ROCE	Return on Capital Employed

James Hardie 2024 Annual Report on Form 20-F	184

Abbreviations (continued)

RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short- Term Incentive
TCFD	Taskforce on Climate-related Financial Disclosures
TSR	Total Shareholder Return
ZH	Zero Harm

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
Average net sales price per msf (“ASP”) – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold.
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

James Hardie 2024 Annual Report on Form 20-F	185

Non-GAAP Financial Information Derived from GAAP Measures

This Annual Report includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted operating income;
•Adjusted net income;
•Adjusted diluted earnings per share;
•Adjusted Return on Capital Employed (“ROCE”);
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

James Hardie 2024 Annual Report on Form 20-F	186

Adjusted operating income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Operating income	$767.4	$741.4	$682.6	$472.8	$342.5
Excluding:
Asbestos:
Asbestos adjustments loss	151.7	37.0	131.7	143.9	58.2
AICF SG&A expenses	1.6	1.4	1.3	1.2	1.7
Asset impairment - greenfield site	20.1	—	—	—	—
Restructuring and product line discontinuation expenses	—	—	—	11.1	84.4
Adjusted operating income	$940.8	$779.8	$815.6	$629.0	$486.8

Adjusted net income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Net income	$510.2	$512.0	$459.1	$262.8	$241.5
Excluding:
Asbestos:
Asbestos adjustments loss	151.7	37.0	131.7	143.9	58.2
AICF SG&A expenses	1.6	1.4	1.3	1.2	1.7
AICF interest income, net	(9.0)	(4.2)	(0.9)	(0.5)	(1.4)
Asset impairment - greenfield site	20.1	—	—	—	—
Restructuring and product line discontinuation expenses	—	—	—	11.1	84.4
Tax adjustments[1]	32.9	59.3	29.5	39.5	(31.6)
Adjusted net income	$707.5	$605.5	$620.7	$458.0	$352.8

1.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	FY24	FY23	FY22	FY21	FY20
Adjusted net income (millions of US dollars)	$707.5	$605.5	$620.7	$458.0	$352.8
Weighted average common shares outstanding - Diluted (millions)	439.6	445.6	445.9	445.4	444.1
Adjusted diluted earnings per share (US dollars)	1.61	1.36	1.39	1.03	0.79

James Hardie 2024 Annual Report on Form 20-F	187

Adjusted Return on Capital Employed (“Adjusted ROCE”)

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Numerator
Adjusted operating income	$940.8	$779.8	$815.6	$629.0	$486.8
Denominator
Gross capital employed (GCE)	2,382.8	1,816.5	1,653.9	1,780.8	1,753.7
Adjustments to GCE[1]	(673.9)	(184.8)	(56.4)	(193.6)	(195.5)
Adjusted gross capital employed	$1,708.9	$1,631.7	$1,597.5	$1,587.2	$1,558.2
Adjusted ROCE	55%	48%	51%	40%	31%

[1]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the remuneration committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register and assets held for sale; and (iv) proceeds from the Term Loan A not currently employed (FY24).

Adjusted interest, net

(Millions of US dollars)	FY24	FY23
Interest, net	$15.3	$30.7

AICF interest income, net	(9.0)	(4.2)
Adjusted interest, net	$24.3	$34.9

Adjusted effective tax rate

(Millions of US dollars)	FY24	FY23
Income before income taxes	$754.8	$723.5
Asbestos:
Asbestos adjustments loss	151.7	37.0
AICF SG&A expenses	1.6	1.4
AICF interest income, net	(9.0)	(4.2)
Asset impairment - greenfield site	20.1	—
Adjusted income before income taxes	$919.2	$757.7

Income tax expense	244.6	211.5
Tax adjustments[1]	(32.9)	(59.3)
Adjusted income tax expense	$211.7	$152.2
Effective tax rate	32.4%	29.2%
Adjusted effective tax rate	23.0%	20.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

James Hardie 2024 Annual Report on Form 20-F	188

North America Fiber Cement Segment Adjusted operating income

(Millions of US dollars)	FY24	FY23	FY22	FY21	FY20
Operating income	$921.1	$767.5	$741.2	$585.5	$429.3
Excluding:
Restructuring and product line discontinuation expenses	—	—	—	2.5	41.2
North America Fiber Cement Segment Adjusted operating income	$921.1	$767.5	$741.2	$588.0	$470.5
North America Fiber Cement segment net sales	2,891.4	2,787.6	2,551.3	2,040.2	1,816.4
North America Fiber Cement Segment Adjusted operating income margin	31.9%	27.5%	29.1%	28.8%	25.9%

Asia Pacific Fiber Cement Segment Adjusted operating income

(Millions of Australian dollars)	FY24		FY23		FY22		FY21		FY20
Operating income	A$	252.7	A$	208.8	A$	217.4	A$	172.4	A$	80.8
Excluding:
Restructuring expenses	—		—		—		4.9		58.3
Asia Pacific Fiber Cement Segment Adjusted operating income	A$	252.7	A$	208.8	A$	217.4	A$	177.3	A$	139.1
Asia Pacific Fiber Cement segment net sales	856.3		787.0		777.7		635.2		614.1
Asia Pacific Fiber Cement Segment Adjusted operating income margin	29.5%		26.5%		28.0%		28.0%		22.7%

Europe Building Products Segment Adjusted operating income

(Millions of Euros)	FY24	FY23	FY22	FY21	FY20
Operating income	€41.5	€25.2	€54.2	€31.4	€10.0
Excluding:
Restructuring expenses	—	—	—	4.5	4.9
Europe Building Products Segment Adjusted operating income	€41.5	€25.2	€54.2	€35.9	€14.9
Europe Building Products segment net sales	444.5	431.8	420.5	350.6	334.2
Europe Building Products Segment Adjusted operating income margin	9.3%	5.8%	12.9%	10.4%	4.5%

James Hardie 2024 Annual Report on Form 20-F	189

EXHIBIT LIST

Exhibit Number	Exhibit Description
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

2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder (filed as Exhibit 99.A to the Company’s Registration Statement on Form F-6 filed on 25 September 2014 (Commission File Number 333-198928) and incorporated by reference herein)
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement (filed as Exhibit 99(A)(2) to the Company’s Post-Effective Amendment No. 1 to Form F-6 filed on 3 September 2015 (Commission File Number 333-198928) and incorporated by reference herein)
2.3	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 4.12 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.4	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.14 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.5	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.34 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.6	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.35 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.7	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.37 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)

2.8	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 10.38 to the Company’s Post-Effective No. 1 to Form F-4 filed on 17 June 2010 (Commission File Number 333-165531) and incorporated by reference herein)
2.9	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited (filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.10	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 2.12 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

2.11	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.36 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	190

Exhibit Number	Exhibit Description
2.12	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited (filed as Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)
2.13	Indenture, dated 13 December 2017, by and among James Hardie International Finance Designated Activity Company, the guarantors named therein and Deutsche Bank Trust Company Americas (filed as Exhibit 2.13 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.14	Form of 5.000% Senior Note due 2028 (filed as Exhibit 2.15 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)
2.15	Indenture, dated 4 October 2018, among James Hardie International Finance Designated Activity Company, the guarantors listed therein, Deutsche Bank Trust Company Americas, as Trustee and Registrar and Deutsche Bank AG, London Branch, as Paying Agent and Transfer Agent (filed as Exhibit 99.8 to the Company’s Report on Form 6-K filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.16	Form of 3.625% Senior Notes due 2026 ((filed as Exhibit 99.8 to the Company’s Report on Form 6-k filed 8 November 2018 (Commission File Number 001-15240 and incorporated by reference herein)
2.17	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 2.19 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)
2.18	Credit and Guaranty Agreement, dated 21 December 2021, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto (filed as Exhibit 2.18 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
2.19*	Credit and Guaranty Agreement, dated 27 October 2023, by and among James Hardie International Finance Designated Activity Company and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, Bank of America, N. A. as administrative agent, and the other lender parties thereto
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan (filed as Exhibit 4.1 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)
4.2
Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006 (filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on 17 May 2022 (Commission File 001-15240) and incorporated by reference herein)

4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto (filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto (filed as Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on 7 July 2005 (Commission File 001-15240) and incorporated by reference herein)

4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers (filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	191

Exhibit Number	Exhibit Description
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees thereto (filed as Exhibit 10.10 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto (filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File 001-15240) and incorporated by reference herein)

4.9	Deed of Release - Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)

4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 September 2006 (Commission File 001-15240) and incorporated by reference herein)
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 99.4 to the Company’s Report on Form 6-K filed on 05 January 2007 (Commission File 001-15240) and incorporated by reference herein)
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales (filed as Exhibit 4.26 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 6 July 2007 (Commission File 001-15240) and incorporated by reference herein)

4.15	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.16	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed on 8 July 2008 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	192

Exhibit Number	Exhibit Description
4.19	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.27 to the Company’s Registration Statement on Form F-4 filed on 23 June 2009 (Commission File 333-160177) and incorporated by reference herein)

4.20	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 10.37 to the Company’s Registration Statement on Form F-4/A filed on 10 July 2009 (Commission File 333-160177) and incorporated by reference herein)

4.21	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V. (filed as Exhibit 4.30 to the Company’s Annual Report on Form 20-F filed on 30 June 2010 (Commission File 001-15240) and incorporated by reference herein)

4.22	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorized Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.23	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.40 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.24	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed on 29 June 2011 (Commission File 001-15240) and incorporated by reference herein)

4.25	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds (filed as Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed on 2 July 2012 (Commission File 001-15240) and incorporated by reference herein)

4.27	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund (filed as Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed on 26 June 2014 (Commission File 001-15240) and incorporated by reference herein)

4.28	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales (filed as Exhibit 4.32 to the Company’s Annual Report on Form 20-F filed on 21 May 2015 (Commission File Number 001-15240) and incorporated by reference herein)

4.29	Deed of Amendment, Amended and Restated Final Funding Agreement, dated 19 December 2017, by and among James Hardie Industries plc, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee for each of the Compensation Fund (filed as Exhibit 4.31 to the Company’s Annual Report on Form 20-F filed on 22 May 2018 (Commission File 001-15240) and incorporated by reference herein)

James Hardie 2024 Annual Report on Form 20-F	193

Exhibit Number	Exhibit Description
4.30
James Hardie Industries plc 2020 Non-Executive Director Equity Plan (filed as Exhibit 4.34 to the Company’s Annual Report on Form 20-F filed on 18 May 2021 (Commission File 001-15240) and incorporated by reference herein)

8.1*	List of significant subsidiaries of James Hardie Industries plc
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
15.2*	Consent of KPMG
97.1*	Policy for Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and included as part of the Exhibit 101 Inline XBRL Document Set)
____________
*    Filed herewith

James Hardie 2024 Annual Report on Form 20-F	194

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ AARON ERTER
Aaron Erter
Date: 20 May 2024		Chief Executive Officer
This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ ANNE LLOYD
Anne Lloyd
Date: 20 May 2024		Chairperson